Form 20-F
period 2003-12-31
CHUNGHWA TELECOM CO LTD
filed 2004-05-17
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number 001-31731

Chunghwa Telecom Co., Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Taiwan, Republic of China

(Jurisdiction of Incorporation or Organization)

21-3 Hsinyi Road, Section 1, Taipei,

Taiwan, ROC

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, par value NT$10 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

9,647,724,900 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2003

i

ITEM 18.	FINANCIAL STATEMENTS	94

ITEM 19.	EXHIBITS	95

CERTIFICATION OF OUR CHIEF EXECUTIVE OFFICER		97

CERTIFICATION OF OUR CHIEF FINANCIAL OFFICER		98

ii

SUPPLEMENTAL INFORMATION

Unless otherwise indicated in this annual report, our operational data is presented on a consolidated basis, which represents the consolidated data of Chunghwa Telecom Co., Ltd. and its consolidated subsidiaries.

The references to “we,” “us,” “our” and “our company” in this annual report refer to Chunghwa Telecom Co., Ltd. The references to “Taiwan” and “ROC” refer to Taiwan, Republic of China. The references to “shares” and “common shares” refer to our common shares, par value NT$10 per share, and “ADSs” refers to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the Deposit Agreement, dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd., The Bank of New York. and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. All references to “Taiwan” or the “ROC” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” refer to the government of the Republic of China. All references to the “Ministry of Transportation and Communications” refer to the Ministry of Transportation and Communications of the Republic of China. “ROC GAAP” means the generally accepted accounting principles of the ROC and “U.S. GAAP” means the generally accepted accounting principles of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Chunghwa Telecom Co., Ltd. publishes its financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

This annual report contains forward-looking statements, including statements regarding:

•	our business and operating strategy;

•	our network expansion plans;

•	our business, operations and prospects;

•	our financial condition and results of operations;

•	our dividend policy;

•	the telecommunications industry regulatory environment; and

•	future developments in the telecommunications industry in Taiwan.

These forward-looking statements are generally indicated by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements are subject to risks, uncertainties and assumptions, many of which are beyond our control. You should not place undue reliance on these statements, which apply only as of the date of this annual report. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences include, but are not limited to, those discussed under “Item 3. Key Information—D. Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2001, 2002 and 2003, and the selected balance sheet data as of December 31, 2001, 2002 and 2003, set forth below are derived from our financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to these financial statements and related notes. The selected income statement data and cash flow data for the years ended June 30, 1999 and 2000 and the six months ended December 31, 2000 and the selected balance sheet data as of June 30, 1999 and 2000 and December 31, 2000 set forth below are derived from our audited financial statements not included in this annual report. These financial statements have been audited by Deloitte & Touche, a member firm of Deloitte Touche Tohmatsu, independent certified public accountants. Deloitte & Touche, our auditor, was established on June 1, 2003, by T.N. Soong & Co. and Deloitte & Touche (Taiwan).

The selected income statement data and cash flow data for the six months ended December 31, 1999 and the selected balance sheet data as of December 31, 1999 set forth below are derived from our unaudited financial statements not included in this annual report.

	As of or for the year ended June 30,		As of or for the six months ended December 31,			As of or for the year ended December 31,
	1999	2000	1999	2000		2001	2002	2003
	(in billions, except per share and per pro forma ADS information)
	NT$	NT$	NT$	NT$		NT$	NT$	NT$	US$
			(unaudited)
Income Statement Data:
Revenues	192.1	185.0	91.7	95.0		184.4	179.4	182.5	5.4

Operating costs and expenses:
Costs of services(1)	65.8	64.8	30.5	35.6		72.7	58.1	59.6	1.7
Marketing(1)	18.8	18.0	8.4	9.6		21.9	20.2	20.0	0.6
General and administrative(1)	3.2	3.3	1.5	1.6		3.5	2.7	2.7	0.1
Research and development(1)	2.6	2.7	1.3	1.3		2.8	2.4	2.6	0.1
Depreciation and amortization — costs of services	34.8	34.7	17.2	18.2		36.6	37.9	39.2	1.1
Depreciation and amortization — operating expenses	1.9	2.0	1.0	1.0		2.3	2.4	2.4	0.1

Total operating costs and expenses	127.1	125.5	59.9	67.3		139.8	123.7	126.5	3.7

Operating income	65.0	59.5	31.8	27.7		44.6	55.7	56.0	1.7
Other income(2)	2.7	1.8	1.1	1.2		3.7	2.5	2.2	—
Other expenses(3)	0.2	0.8	0.3	0.5		1.4	1.3	0.6	—

Income before income tax	67.5	60.5	32.6	28.4		46.9	56.9	57.6	1.7
Income tax	16.2	13.9	7.4	6.8		9.5	12.8	10.3	0.3

Net income	51.3	46.6	25.2	21.6		37.4	44.1	47.3	1.4

Net income per share(4)	5.32	4.83	2.61	2.24		3.87	4.57	4.90	0.14
Net income per pro forma equivalent ADS(5)	53.19	48.27	26.11	22.40		38.73	45.70	49.04	1.44
Balance Sheet Data:
Cash and cash equivalents	4.1	15.2	14.4	24.1		4.6	7.6	13.5	0.4
Property, plant and equipment — net	299.1	315.5	311.6	322.8		336.4	338.4	329.7	9.7
Total assets	424.9	411.9	402.7	413.4		411.4	428.6	429.7	12.6
Total debt	—	9.0	—	—		17.0	17.7	0.7	—
Total liabilities	139.5	126.2	138.4	105.2		121.7	128.6	118.9	3.5
Capital stock	96.5	96.5	96.5	96.5		96.5	96.5	96.5	2.8
Total stockholders’ equity	285.4	285.7	264.3	308.2		289.7	300.0	310.8	9.1
Cash Flow Data:
Net cash provided by operating activities	85.7	70.0	41.2	30.0		73.1	91.3	93.6	2.8
Net cash used in investing activities	(49.5)	(52.8)	(28.8)	(25.3)		(53.7)	(55.3)	(32.2)	(1.0)
Net cash provided by (used in) financing activities	(55.1)	(6.1)	(2.1)	4.2		(38.9)	(33.0)	(55.5)	(1.6)
Capital expenditures	49.2	53.1	29.2	25.4		52.9	43.3	32.2	1.0
Other:
Cash dividends declared per share	4.76	—	N/A	5.80	(6)	3.50	4.00	4.50 (7)	0.13 (7)

(1)	Excludes related depreciation and amortization.

(2)	Includes interest income of NT$1,146 million and NT$372 million for the years ended June 30, 1999 and 2000, respectively; NT$218 million and NT$264 million for the six months ended December 31, 1999 and 2000, respectively; and NT$649 million, NT$187 million and NT$100 million (US$3 million) for the years ended December 31, 2001, 2002 and 2003, respectively.

(3)	Includes interest expense of NT$4 million and NT$169 million for the years ended June 30, 1999 and 2000, respectively; NT$12 million and NT$103 million for the six months ended December 31, 1999 and 2000, respectively; and NT$392 million, NT$171 million and NT$43 million (US$1 million) for the years ended December 31, 2001, 2002 and 2003, respectively.

(4)	Net income per share is the same on both an undiluted and a fully diluted basis.

(5)	Each equivalent ADS represents ten of our common shares.

(6)	For the 18-month period ended December 31, 2000.

(7)	This amount was proposed by our board of directors for approval by our shareholders in our annual shareholders’ meeting of 2004 scheduled to be held June 25, 2004.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$33.99 = US$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on December 31, 2003. The translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

Year Ended December 31,	Average (of Month- End Rates) (1)	High	Low	At Period- End
1997	29.06	33.25	27.34	32.80
1998	33.50	35.00	32.05	32.27
1999	32.28	33.40	31.39	31.39
2000	31.37	33.25	30.35	33.17
2001	33.91	35.13	32.23	35.00
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
October	33.87	34.05	33.72	33.98
November	34.04	34.20	33.95	34.20
December	34.06	34.15	33.99	33.99
2004 (through May 10)	33.24	33.98	32.73	33.70
January	33.67	33.98	33.33	33.39
February	33.21	33.36	33.10	33.28
March	33.25	33.42	33.00	33.00
April	32.97	33.27	32.73	33.27
May (through May 10)	33.30	33.70	33.14	33.70

(1)	Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to Our Company and the Taiwan Telecommunications Industry

Extensive regulation of state owned enterprises by the Republic of China government has limited our autonomy and will continue to limit our autonomy until the government owns less than 50% of our outstanding common shares.

As a state owned enterprise, our autonomy is limited due to comprehensive regulations relating to many areas of our operations. For example, as a state owned enterprise, we are required, subject to limited special relief granted by the Ministry of Transportation and Communications, to undergo a lengthy governmental procurement process relating to the acquisition of goods and services. In the past, we have at times been unable to timely expand our business due to delays caused by this process, particularly with respect to the acquisition of equipment.

Until we are privatized, our ability to rapidly respond to changing market conditions and competition will be limited in comparison to our competitors, all of whom are not controlled by the government. As a result, our position in the Taiwan telecommunications market may be overtaken by our competitors and we may not continue to be profitable.

Under Republic of China law and regulations, we will be deemed to be a state owned enterprise until the government, together with any entity more than 50% owned by the government, holds less than 50% of our outstanding common shares. When we refer to our “privatization” in this annual report, we mean the process through which the government plans to reduce its ownership of our outstanding common shares, including our common shares owned by entities more than 50% owned by the government, to less than 50%. When we refer to being “privatized,” we mean our status as a non-state owned entity after the completion of our privatization. The Legislative Yuan of the Republic of China passed a resolution on May 30, 2003, requiring us not to sell our common shares or increase our capital through negotiated transactions, and to hold ten offers to the general public in Taiwan before we may conduct any sales of our common shares through open tender. This resolution may constrain the ability of the government to reduce its ownership of our outstanding common shares. Although the government has publicly announced its intention to further reduce its ownership in our company to less than 50% by the end of 2004, we cannot assure you that the privatization will be completed by the target date or at all.

Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our operations may suffer.

As a telecommunications service provider in Taiwan, we are subject to extensive regulation by and under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications of the Republic of China. We have been designated by the government as a dominant provider of fixed line and cellular services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the Ministry of Transportation and Communications. For example, the regulation governing setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set forth by the government. If we are unable to respond effectively to tariff changes by our competitors, our competitiveness, market position and profitability will be adversely effected.

Furthermore, we are subject to the Statute of Chunghwa Telecom Co., Ltd. which, among other things, regulates our employment conditions and the subscription rights of our employees relating to the issuance and sale of our common shares.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future changes in tariff policies and rates could immediately and substantially decrease our revenues. In addition, we operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate our business in the manner we desire, our operations will suffer.

Increasing competition resulting from the ongoing liberalization of the Taiwan telecommunications industry may adversely affect our business growth and profitability by causing us to lose customers, charge lower tariffs and spend more on marketing.

We have faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, the Republic of China government enacted legislation in 1996 which set the guidelines for competition in the Taiwan telecommunications industry, and multiple licenses to operate fixed line, cellular, paging and other services have been issued since 1996. Furthermore, the government has announced its intention to issue additional fixed line licenses. Three operators have begun providing fixed line services since June 2001. Since August 2001, licenses have been granted to four undersea cable operators to engage in the undersea cable leased-circuit business. In addition, in February 2002, the government awarded third-generation cellular services concessions to five companies, including two new cellular operators. Many of our competitors are in alliances with leading international telecommunications service providers and have access to resources or technologies that may not be available to us. We may also be subject to competition from providers of new telecommunications services as a result of technological development and the convergence of various telecommunications services.

In recent years, the government has made commitments to the United States and the World Trade Organization to further open Taiwan’s telecommunications sector to foreign participation. These commitments include relaxing foreign ownership limits, reducing fees for providing connection with our networks to other telecommunications operators, commonly referred to as interconnection fees, and introducing competition in monopoly sectors, such as fixed line services. The government has already satisfied many of these commitments, which in turn has resulted in or accelerated the issuance of new telecommunications services licenses.

Increasing competition may also cause the rate of our customer growth to reverse or decline, bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could adversely affect our business growth and profitability.

Changes in technology may render our current technologies obsolete or require us to make substantial capital investments, financing for which may not be available to us on favorable commercial terms.

The Taiwan telecommunications industry has recently been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or to obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, we may lose our customers and market share and become less profitable. In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we will need to make capital expenditures in the near future in order for us to effectively respond to technological changes, such as the introduction of a platform for cellular communications currently being developed that will provide a uniform standard for voice, high speed data and multimedia services, commonly referred to as third-generation cellular communications technologies. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

•	our financial condition;

•	the condition of the economy and the telecommunications market in Taiwan;

•	the cost of financing and conditions in financial markets; and

•	the issuance of relevant government approvals.

The failure to obtain funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and seriously harm our competitive position.

If the new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are pursuing a number of new growth opportunities in the broader telecommunications industry, including wireless data services and multimedia on demand services. These opportunities involve new services for which there are no proven markets. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies, such as third-generation cellular communications technologies, may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our wireless data services is substantially dependent on the availability of wireless data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our wireless data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our revenue growth and profitability will decline.

Our ability to maintain and to expand our telecommunications networks may be affected by disruption of supplies and services from our principal suppliers.

We rely on a limited number of leading international and domestic communications equipment manufacturers to provide network equipment and technical support. If we are unable to obtain adequate supplies of equipment or services in a timely manner or on acceptable commercial terms, or if there are significant increases in the cost of these supplies, our ability to maintain and to expand our telecommunications networks may be materially and adversely affected.

Our controlling shareholder may take actions that conflict with our public shareholders’ best interests.

As of March 31, 2004, the Ministry of Transportation and Communications, on behalf of the Republic of China government, owns approximately 64.94% of our outstanding common shares. Accordingly, the government will continue to have the ability to exercise control over our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual budget;

•	the composition of our senior management;

•	the timing and distribution of dividends; and

•	the election of a majority of our directors and supervisors.

In addition, the Republic of China Telecommunications Act and our Articles of Incorporation provide that the Ministry of Transportation and Communications has the right to subscribe for two preferred shares in the event it owns less than 50% of our outstanding common shares. The Ministry of Transportation and Communications, as the owner of these preferred shares, will have the right to veto any change in our name or our businesses and any transfer of a substantial part of our business or property. These preferred shares, if issued, will be redeemed by us at their initial issuance price of NT$10 each three years after their issuance. See “Item 10. Additional Information—Memorandum and Articles of Association—Preferred Shares.”

The Ministry of Transportation and Communications may take actions that you may not agree with or that may not be in our or our public shareholders’ best interests.

The value of your investment may be reduced by future sales of our ADSs or common shares by us, by the Republic of China government or by other shareholders.

Since we became a publicly listed company in the Republic of China in October 2000, the Republic of China government has sold a total of 3,382,256,181 common shares of our company, which account for 35.06% of our outstanding common shares. The Republic of China government has publicly announced its intention to further reduce its ownership in us to less than 50% through future offerings of our ADSs or common shares. The Ministry of Transportation and Communications intends to complete our privatization by December 31, 2004. Although the target date may change, sales of substantial amounts of ADSs or common shares in the public market or the perception that future sales may occur could depress the prevailing market price of our ADSs and common shares.

In December 2002, several local investors won an auction of our common shares held by the Ministry of Transportation and Communications, and purchased an aggregate of 1.3 billion of our common shares. Among these investors, Cathay Life Insurance Co., Ltd. acquired 6.74% of our outstanding common shares, Taiwan Cellular Corporation and its affiliates collectively acquired 5.96% of our outstanding common shares, and Fubon Life Insurance Co., Ltd. and its affiliate collectively acquired 0.78% of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” These entities have not entered into any lock-up arrangements relating to our common shares. However, within one year from the acquisition of our common shares by such entities, such entities may dispose of our common shares only in accordance with the procedures set forth in “Item 10. Additional Items—B. Memorandum and Articles of Association—Substantial Shareholders and Transfer Restrictions.” Pursuant to a resolution of the board of directors of Taiwan Cellular Corporation on December 8, 2003, Taiwan Cellular Corporation would dispose of all its shareholding in us from time to time depending on the market conditions. Taiwan Cellular Corporation sold 124,019,000 shares of our common shares in the form of American depositary shares on January 12, 2004. Except for the foregoing restriction, there are no restrictions on the ability of these entities to dispose of our common shares. Sales or other dispositions of our common shares by these entities may materially and adversely affect the trading price of our common shares as well as our ADSs.

Our competitors may be able to elect one or more of our directors, and these directors may not always act in our best interests.

The Ministry of Transportation and Communications conducted an auction of our common shares in December 2002, and the winning bidders for the auction included Taiwan Cellular Corporation and TFN Investment Co., Ltd., a wholly owned subsidiary of Taiwan Fixed Network Co., Ltd. Taiwan Cellular Corporation and Taiwan Fixed Network Co., Ltd. are our competitors in cellular and fixed line businesses, respectively. We are not aware of any voting arrangement among these winning bidders. However, if all of those winning bidders were to agree to allow either Taiwan Cellular Corporation or Taiwan Fixed Network Co., Ltd. to vote all common shares purchased by them, each of these two companies would have enough votes to elect one director to represent the winning bidders. The next scheduled election of our directors will be in June 2004. Pursuant to a resolution of the board of directors of Taiwan Cellular Corporation on December 8, 2003, Taiwan Cellular Corporation would dispose of all its shareholding in us from time to time depending on the market conditions. Taiwan Cellular Corporation sold 124,019,000 shares of our common shares in the form of American depositary shares in January 2004. We cannot assure you that any director elected to represent the winning bidders on our board of directors will always act in our best interests, nor can we assure you that these directors will direct to us any business opportunities that represent growth opportunities or are otherwise beneficial to us. Furthermore, our directors may possess certain confidential information relating to our business and operations, and any misuse of the confidential information may put us at a competitive disadvantage.

If we fail to maintain a good relationship with our labor union, a work stoppage or labor unrest could occur and the quality of our services and corporate reputation could suffer.

We currently have the largest labor union in Taiwan. As of March 31, 2004, approximately 99% of our employees were members of our principal labor union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. Although we have not experienced a work stoppage or a general strike, our labor union initiated a demonstration in August 2000 to express concerns over job security after our privatization. During our offering of ADSs in July 2003, our labor union threatened a strike, which did not occur. Any deterioration of our relationship with our union could result in a work stoppage or union unrest. Any work stoppage or any threat to take such an action could significantly reduce the quality of our services and harm our reputation, as well as disrupt our business operations.

Actual or perceived health risks related to cellular telephones and base stations could lead to decreased cellular telephone usage and difficulties in increasing network coverage and could expose us to potential liability.

According to some published reports, the electromagnetic signals from cellular telephones and cellular base stations may pose health risks or interfere with the operation of electronic equipment. Although the findings of those reports are disputed, actual or perceived risks of using cellular communications devices or base stations could have an adverse impact on cellular service providers, including us. For example, our cellular telephone customer base could be reduced, our cellular telephone customers may reduce their cellular telephone usage or we could encounter difficulties in obtaining sites for additional cellular base stations required to expand our network coverage. As a result, our cellular business may generate less revenue and our results of operations may suffer. In addition, we could be exposed to potential liability for any health problems caused by mobile handsets and base stations.

We may be sanctioned or lose our licenses for violations of limits on foreign ownership of our common shares and these limits may adversely affect our ability to obtain financing.

The laws of the Republic of China limit foreign ownership of our common shares. Currently, the Ministry of Transportation and Communications limits direct and indirect foreign ownership of our common shares to 20%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Because we are unable to control ownership of our common shares or ADSs representing our common shares, and because we have no ability to stop transfers among shareholders, to force particular shareholders to sell their shares, or otherwise remedy a breach of these foreign ownership limits, we may lose our licenses through no fault of our own and we do not have any effective means to protect our business from this risk. These limitations may also adversely affect our ability to obtain adequate financing to fund our future capital requirements or to obtain strategic partners, and alternate forms of financing may not be available on terms favorable to us.

The market value of your investment may fluctuate due to financial results released in the Republic of China that are prepared on a basis that is different from generally accepted accounting principles in the United States and that are subject to government review, audit and adjustment.

Until we are privatized, under laws and regulations applicable to state owned enterprises, our financial statements prepared for reporting purposes in the Republic of China will be subject to government review and audit. The government has required in the past, and may require in the future, adjustments to be made to our internally prepared and audited financial statements prior to approving our official government audited financial statements. These adjustments have in the past affected our reported revenues, expenses, income before tax and income available for distribution of dividends, and may do so in the future. However, these adjustments have not had any material impact on our financial statements presented in this annual report. The financial statements presented in this annual report have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and were not subject to adjustment under the government review and audit process. See “Item 5. Operating and Financial Review and Prospects—Our Financial Reporting Obligations.”

Our ongoing financial reporting with the Securities and Exchange Commission will be under U.S. GAAP or under generally accepted accounting principles in the Republic of China, or ROC GAAP, with a reconciliation to U.S. GAAP in accordance with the requirements of the Securities and Exchange Commission. However, we will also be preparing and disseminating financial statements and financial data for our local reporting purposes that are prepared on a basis other than U.S. GAAP as described in the preceding paragraph. Our reported financial condition and results of operations under U.S. GAAP and under other accounting principles and standards may differ significantly. The price of our common shares in the domestic market may be based on, among other things, our financial statements prepared for our local reporting purposes, and this in turn may affect the market price of our ADSs.

Risks Relating to the Republic of China

Any further economic downturn or decline in the growth of the population in Taiwan may adversely affect our financial position, operations and future growth.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any further decline in the Taiwan economy or a decline in the growth of the population in Taiwan may adversely affect our financial condition and results of operations. For example, the 1997 Asian financial crisis and the resulting economic downturn in Taiwan resulted in lower revenues and profitability for our company. Although economic conditions in Taiwan improved in 2003, the Taiwan economy slowed down in most of 2001 and 2002. In addition, the global slowdown in technology expenditures has from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. We cannot assure you that economic conditions in Taiwan will improve in the future or that our operations will not be affected by a continued deterioration in the Taiwan economy.

Any future outbreak of severe acute respiratory syndrome may adversely affect our business and operations, as well as our financial condition and results of operations.

Any future outbreak of severe acute respiratory syndrome may disrupt our ability to adequately staff our business, and may generally disrupt our operations. If any of our employees is suspected of having contracted severe acute respiratory syndrome, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may also adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of severe acute respiratory syndrome would not have an adverse effect on our financial condition and results of operations.

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the Republic of China and the People’s Republic of China, that could negatively affect the value of your investment.

Our principal executive offices and substantially all our assets are located in Taiwan and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of China claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the Republic of China and the People’s Republic of China, the People’s Republic of China has refused to renounce the possibility that it may at some point use force to gain control over Taiwan. Relations between the Republic of China and the People’s Republic of China have been strained in recent years for a variety of reasons, including the government of the People’s Republic of China’s position on the “One China” policy. In the presidential elections held on March 20, 2004, the pro-independence Democratic

Progressive Party won by a very narrow margin. The losing Nationalist-People’s First Alliance refused to concede and challenged the validity of the election results. While demonstrations by alliance supporters protesting the results have thus far been peaceful and restrained, there is no assurance that developments will not become politically or economically destabilizing. The Taiwan Supreme Court ordered the sealing of all ballot boxes and ordered a recount of the votes, which is expected to take several months. A win by the Democratic Progressive Party is widely regarded as not conducive to improved cross-strait relations; it may cause even further strains. Any tension between the Republic of China and the People’s Republic of China may adversely affect the securities markets in Taiwan and elsewhere and the market prices of our common shares and ADSs.

Taiwan is susceptible to severe earthquakes and typhoons that could severely disrupt the normal operation of our business and adversely affect our earnings.

All of our properties are located in Taiwan, which is susceptible to earthquakes and typhoons. On September 21, 1999, the central part of Taiwan experienced a severe earthquake that caused significant property damage and loss of life. This earthquake damaged our network facilities and adversely affected our operations. In particular, we suffered property losses totaling approximately NT$1 billion. Since that time, other parts of Taiwan have also experienced earthquakes that damaged or disrupted the businesses of many other companies. In addition, parts of our network were damaged, and our operations were disrupted, by two typhoons in 2001. As a result of these typhoons, we suffered property losses totaling approximately NT$200 million. We do not carry any insurance to cover damages caused by earthquakes or typhoons, or to cover any resulting business interruption. In the event of a major earthquake, typhoon or other natural disaster in Taiwan, our business could be severely disrupted and our results of operations could be adversely affected.

Shareholders may have more difficulty protecting their interests under the laws of the Republic of China than they would under the laws of the United States.

Our corporate affairs are governed by our Articles of Incorporation, the Statute of Chunghwa Telecom Co., Ltd., and by the laws governing corporations incorporated in the Republic of China. The rights of shareholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling shareholders of Taiwan companies do not owe fiduciary duties to minority shareholders. In addition, as a state owned enterprise, our corporate affairs are governed by laws and regulations not generally applicable to other Taiwan companies. Therefore, holders of our common shares and ADSs may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public shareholders of a United States corporation.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Taiwan securities market.

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.2 in February 2000 and subsequently fell to a low of 3,446.3 in October 2001. During 2003, the Taiwan Stock Exchange Index peaked at 6,142.32 on November 5, 2003, and reached a low of 4,139.9 on April 28, 2003. On May 10, 2004, the Taiwan Stock Exchange Index closed at 5,825.1. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

In response to declines and volatility in the securities markets in Taiwan, the Republic of China government formed the National Financial Stabilization Fund to support these markets through open market purchases of shares in Taiwan companies from time to time. The details of the transactions of the National Financial Stabilization Fund have not been made public. In addition, the government’s Labor Insurance Fund and other funds associated with the government have in the past purchased, and may from time to time purchase, shares of Taiwan companies listed on the Taiwan Stock Exchange or other markets. As a result of these activities, the market price of common shares of the Taiwan companies may have been and may currently be higher than the prices that would otherwise prevail in the open market. Market intervention by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Taiwan companies, which may affect the market price and liquidity of our common shares and ADSs.

Risks Relating to Ownership of Our ADSs

Restrictions on the ability to deposit our common shares into our ADS program may adversely affect the liquidity and price of the ADSs.

The ability to deposit shares into our ADS program is restricted by the Republic of China law, under which no person or entity, including you and us, may deposit our common shares into our ADS program without specific approval of the Securities and Futures Commission, except for the deposit of the common shares into our ADS program and for the issuance of additional ADSs in connection with:

(1)	distribution of share dividends or free distribution of our common shares;

(2)	exercise of preemptive rights of ADS holders applicable to the common shares evidenced by our ADSs in the event of capital increases for cash; or

(3)	purchases of our common shares in the domestic market in Taiwan by the investor directly or through the depositary and delivery of such shares to the custodian for deposit into our ADS program, subject to the following conditions: (a) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposits only if the total number of ADSs outstanding after the deposit does not exceed the number of ADSs previously approved by the Securities and Futures Commission, plus any ADSs issued pursuant to the events described in (1) and (2) above; and (b) this deposit may only be made to the extent previously issued ADSs have been cancelled and the corresponding common shares which are withdrawn from our ADS facility by holders have been sold in the domestic market in Taiwan.

As a result of the limited ability to deposit common shares into our ADS program, the prevailing market price of our ADSs on the New York Stock Exchange may differ from the prevailing market price of the equivalent number of our common shares on the Taiwan Stock Exchange.

You will be more restricted in your ability to exercise voting rights than the holders of our common shares, which may diminish your influence over our corporate affairs and may reduce the value of your ADSs.

Holders of American depositary receipts evidencing our ADSs may exercise voting rights with respect to the common shares represented by these ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary bank will, as soon as practicable thereafter if requested by us in writing, mail to ADS holders the notice of the meeting sent by us, voting instruction forms and a statement as to the manner in which instructions may be given by the holders.

ADS holders will not generally be able to exercise voting rights attaching to the deposited securities on an individual basis. Under the deposit agreement, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors and supervisors. The election of our directors and supervisors is by means of cumulative voting. In the event the depositary does not receive voting instructions from ADS holders in accordance with the deposit agreement, our chairman or his or her designee will be entitled to vote the common shares represented by the ADSs in the manner he or she deems appropriate at his or her discretion, which may not be in your interest.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Changes in exchange controls that restrict your ability to convert proceeds received from your ownership of ADSs may have an adverse effect on the value of your investment.

Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the Republic of China. Under the current laws of the Republic of China, an ADS holder or the depositary, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payments for rights offerings. The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of China will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

Under the Republic of China Foreign Exchange Control Law, the Executive Yuan may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls or other restrictions in the event of, among other things, a material change in international economic conditions.

You are required to appoint several local agents in Taiwan if you withdraw common shares from our ADS facility and become our shareholder, which may make your ownership burdensome.

If you are a non-Taiwan person and wish to withdraw common shares represented by your ADSs from our ADS facility and hold those common shares, you are required under the current laws and regulations of the Republic of China to appoint an agent, also referred to as a tax guarantor, in the Republic of China. A tax guarantor must meet certain qualifications set by the Ministry of Finance of the Republic of China and, upon appointment, becomes a guarantor of your Republic of China tax obligations. If you wish to repatriate profits derived from the sale of withdrawn common shares or cash dividends or interest on funds derived from the withdrawn common shares, you will be required to submit evidence of your appointment of a tax guarantor and the approval of the appointment by the Republic of China tax authorities. You may not be able to appoint and obtain approval for a tax guarantor in a timely manner.

In addition, under the current laws of the Republic of China, unless you are a qualified foreign institutional investor or a general foreign investor, you will be required to be registered as a foreign investor and obtain approval of the Central Bank of China. If you are an offshore foreign institutional investor, you will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm to remit funds and exercise shareholders’ rights. You must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without the relevant registration and appointment of the local agent and custodian and the opening of the trading account, you will not be able to hold, sell or otherwise transfer our common shares on the Taiwan Stock Exchange.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. Our shares have been listed on the Taiwan Stock Exchange since 2000 and our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China, and our telephone number is (886) 2-2344-5488. Our website address is http://www.cht.com.tw. The information on our website does not form part of this annual report.

We were established as a company on July 1, 1996 as a result of the separation of the business and regulatory functions of the Directorate General of Telecommunications. For so long as the Ministry of Transportation and Communications, on behalf of the government, continues to own a majority of our common shares, our autonomy will continue to be limited by regulations governing state owned enterprises. In particular, the Ministry of Transportation and Communications currently has the ability to exercise control over the composition of our senior management and to elect a majority of our directors and supervisors. In addition, the Ministry of Transportation and Communications supervises our budget and dividend policies, as well as the determination of key employment terms for our employees, including salary, pension and discharge policies.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. As an integrated telecommunications service provider, our principal services include:

•	fixed line services, including local, domestic long distance and international long distance telephone services;

•	wireless services, including cellular and paging services; and

•	Internet and data services, including HiNet, our Internet service provider, asymmetrical digital subscriber line services and leased line services.

As our traditional fixed line business has matured and new technologies have become available, we have pursued new growth opportunities in the cellular and Internet services markets. We are focusing on expanding our leading position in each of our principal lines of business:

•	we are Taiwan’s largest provider of fixed line services in terms of both revenues and subscribers;

•	we are Taiwan’s largest cellular service provider in terms of both revenues and subscribers;

•	we are Taiwan’s largest broadband Internet access provider as well as Taiwan’s largest Internet service provider in terms of both revenues and subscribers; and

•	we are also a leading player in the data communications market in Taiwan.

For 2003, our revenues were NT$182.5 billion (US$5.4 billion), our net income was NT$47.3 billion (US$1.4 billion) and our net income per share was NT$4.9 (US$0.14).

Competitive Strengths

We believe that we are well positioned to take advantage of growth opportunities in the telecommunications market in Taiwan as new technologies evolve. We have responded effectively to competitive markets in cellular and Internet and data services, which have been open to competition for the past several years, as evidenced by our continued leadership position in those markets. In anticipation of competition in the fixed-line market, which began in June 2001, we substantially reduced our international tariffs to defend our market position. We have enjoyed greater flexibility in making purchasing decisions after the Ministry of Transportation and Communications granted us limited special relief from the strict requirements of the Government Procurement Law. In addition, our responsiveness to market conditions has been enhanced by the shortening of the approval period for primary tariff adjustments and promotional packages from 40 to 14 days.

We believe that further deregulation and market liberalization will continue to drive the growth of the overall market for telecommunications services as well as the development of new products and services. We expect to benefit from the opportunity to compete in this larger market.

We believe that our primary competitive strengths are:

•	our position as the incumbent telecommunications service provider, and

•	our technology and capital resources, which we believe we can build on to expand our leading position in the growing cellular and Internet services markets.

We are the only integrated full-service telecommunications provider in Taiwan.

We are the largest telecommunications service provider in Taiwan with a leading position in local, domestic long distance and international long distance telephone services, wireless services and Internet and data services.

Total communications solutions. We believe that our ability to provide a comprehensive range of telecommunications services uniquely positions us to provide bundled and value-added services to our business and residential customers. In addition, we are able to offer innovative service and tariff packages to meet the individual needs of our customers.

Broad network coverage. The breadth of our network and our ownership of the so called “last mile” infrastructure, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provides us with access to existing and potential customers and creates a platform for expanding our services. As of December 31, 2003, approximately 98.4% of our installed telephone lines are capable of delivering asymmetrical digital subscriber line services. In addition, our cellular services network provides nationwide coverage. Our large cellular spectrum allocation and our network of 7,791 base stations position us well for the continued expansion of our cellular services in Taiwan.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom” and “HiNet” have a reputation for quality, reliability and technology. In particular, we are the leading Internet service provider in Taiwan through HiNet. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 31 operations offices, 265 service centers and six integrated call centers. We also offer comprehensive and high-quality point of sale and after sale service, and also provide web-based customer services. Moreover, our extensive sales and distribution channels help us capture additional customers and develop new business opportunities.

Operational expertise. Due to our longer operating history and greater size as compared with other telecommunications service providers in Taiwan, our management and employees have extensive operating experience and technical knowledge in the telecommunications industry in Taiwan which we believe cannot be easily replicated by competitors. We believe we will continue to attract and retain high-quality employees.

Comprehensive customer billing infrastructure. As Taiwan’s leading telecommunications services provider, we have extensive resources and infrastructure relating to billing services. In particular, we issue approximately 20 million invoices to almost every household and enterprise in Taiwan every month. We intend to continue leveraging this unique attribute by offering bill collection services to Internet content providers and other entities, who lack the necessary resources and infrastructure for customer billing.

We have the capital resources and technology to expand our leading position in the growing cellular and Internet services markets.

Established position in growing markets. Revenues from our wireless and Internet and data services have increased from 47.0% of revenues for 2001 to 56.1% for 2003. We expect our cellular and Internet services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement and marketing.

Strong capital structure. We believe we have greater financial resources than other telecommunications operators in Taiwan. In particular, our relatively low debt to equity capital structure, together with our strong cash flow position provide us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in fiber optic based technologies, and we expect to invest in third-generation cellular communications networks and services.

Advanced network technology. Since July 1, 1999, we have spent in excess of NT$215 billion on capital expenditures, including developing advanced networks, such as an asymmetrical digital subscriber line, a super high speed Internet protocol backbone network and a third-generation cellular services network. Our investment in network infrastructure places us in a position to capture a significant share of Internet-related and high speed data transmission businesses.

Research and development expertise. We employ over 1,200 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2003, we spent approximately 1.4% of our revenues on research and development, which excludes depreciation and amortization. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services in advance of our competitors.

Business Strategy

Taiwan has one of the highest fixed line penetration rates in Asia and has also experienced rapid adoption of wireless communications and Internet services, including broadband access services. We believe that telecommunications services will evolve over the coming years, driven by technological advancement. We also believe that the convergence of communications technologies will provide a significant competitive advantage to telecommunications service providers that are able to design and construct sophisticated and scalable networks able to serve as a common platform for a broad range of services.

Our key strategic objectives are to maintain our position as a leading integrated telecommunications service provider in Taiwan and to expand our leadership position in growing markets, such as cellular and Internet markets, including broadband access services and value-added services.

Consistent with our strategic objectives, we have developed the following business strategies:

Improve operational efficiency and cost structure through reallocation of resources to growing businesses and reduction of personnel costs and capital expenditures.

We intend to improve our operational efficiency by reallocating our resources to growing businesses and reducing our personnel costs. For example, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2001, which resulted in a reduction in our workforce of 6,480 employees, or approximately 20% of our total workforce before the implementations of these voluntary retirement programs. In addition, we offered a voluntary retirement program on July 1, 2003, which resulted in a reduction of 181 employees. We have recently offered a voluntary retirement program beginning on May 1, 2004, which resulted in a reduction of 486 employees. We intend to offer similar programs in the future to the extent necessary to reduce our personnel costs. In addition, we will continue to realign our organizational structure with an emphasis on integrating our various operating units and departments on the local level to increase our operational efficiency. Furthermore, we will continue to reallocate our personnel from traditional fixed line services to our growing businesses and to our marketing and customer services departments.

We also intend to improve our cost structure by, among other things, lowering our capital expenditures. For the past three fiscal years, our average annual capital expenditures totaled NT$42.8 billion. We plan to incur capital expenditures in the amounts of NT$23.3 billion in 2004. This substantial reduction in our capital expenditures is largely because of: (1) a reduced need for significant spending on additional fixed line infrastructure, (2) lower spending on cellular services equipment, as the existing installed capacity is sufficient to meet our current needs, (3) an increased focus on value-added services, which require lower investment than basic infrastructure and (4) our ability to reduce the procurement cost of broadband equipment.

Emphasize quality of service and customer satisfaction.

Quality of service is critical in attracting and retaining customers and enhancing our long-term profitability. In order to continually assure and improve the quality of our services, we have, in addition to the quality assurance function of our regular operating units, established a number of dedicated task forces to continually monitor our network performance. Our senior management sets our quality evaluation criteria and regularly reviews our performance quality.

In order to further enhance customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. We have extended the focus of our business customer services group from major accounts to include small and medium enterprises. Our business customer service group is staffed by over 776 professionals and offers packaged and customized services, innovative telecommunications solutions and dedicated customer support. In addition, we now offer a consolidated billing system for customers who use multiple services.

Focus resources on growing cellular and Internet markets.

We will continue to focus our resources on services that have potential for future growth, including cellular and Internet services.

Cellular. In addition to our basic cellular services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated cellular value-added services under the brand name “emome.” In addition, we have launched other value-added services, such as JAVA games, unstructured supplementary service data and multimedia messaging services, and have cooperated with content partners to provide content for use in our value-added service platform. We expect to commence our third-generation cellular services in the second half of 2004. In July 2003, we introduced personal ring back tone service, and the total number of our customers for this new service exceeded 400,000 at the end of 2003.

Internet. Our key objectives are to provide high speed Internet access, a variety of innovative Internet content and high-quality and value-added services. We will continue to focus on increasing the penetration of asymmetrical digital subscriber line services, and upgrading the bandwidth for our asymmetrical digital subscriber line services. In addition, we also plan to expand our fiber-to-the-building services. Our advanced network contains sufficient bandwidth to allow us to provide multimedia on demand and videophone services.

We plan to continue using our advanced digital network to provide high-quality transmission and value-added services with competitive pricing. We also plan to continue focusing on business customers in order to capture a significant share of the increasing corporate demand for data communications services.

We have made significant investments in information technology and plan to continue using our extensive customer database to expand our revenue base. For example, we have introduced single-billing services for our customers, which will facilitate the bundling and cross-selling of our products and services in these markets.

Anticipate future demand for services by further enhancing our network technology and capacity.

We expect demand for Internet, multimedia and other high bandwidth data applications to continue to increase significantly over the next several years. We believe that an advanced broadband network is essential to providing high-quality, reliable and timely services. In anticipation of this demand, we will continue to devote a substantial portion of our capital expenditures towards construction of broadband and Internet protocol networks. In addition, with the proliferation of non-voice communication, we are also transforming our existing networks to support the Internet protocol.

Expand our business through alliances and investments.

We have expanded our business into high-growth areas, including interactive multimedia broadband services, content delivery services and value-added services, through alliances and investments. We believe that our experience, operational scale and large subscriber base make us an attractive partner for other service providers.

Strategic alliances. We have formed and will continue aggressively to pursue strategic alliances with information content providers, multimedia service platform providers and customer premises equipment providers to diversify our business operations and enhance our service offerings.

Investments. In the past years, we have invested in several telecom-related businesses authorized by the Ministry of Transportation and Communications. One of them is Chunghwa Investment Co. Ltd., which was established in 2002 to spearhead our investment activities. Chunghwa Investment Co. Ltd. has invested in two companies, including Chunghwa Telecom Global Incorporation, which primarily focuses on international business opportunities, and Chunghwa System Integration Co. Ltd., which offers system integration and content value-added services.

B.	Business Overview

Our Principal Lines of Business

The following table sets forth our revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2001		2002		2003
	(unaudited)
	(in billions of NT$, except percentages)
Fixed line
Local	56.5	30.6%	51.8	28.9%	48.4	26.5%
Domestic long distance	18.0	9.8	14.0	7.8	13.4	7.4
International long distance	20.6	11.2	15.7	8.7	15.7	8.6

Total fixed line	95.1	51.6	81.5	45.4	77.5	42.5

Wireless
Cellular	56.7	30.7	62.9	35.1	66.2	36.3
Paging	1.3	0.7	1.1	0.6	0.6	0.3

Total wireless	58.0	31.4	64.0	35.7	66.8	36.6

Internet and data:
Internet	15.2	8.2	20.8	11.6	25.9	14.2
Data	13.6	7.4	10.4	5.8	9.7	5.3

Total Internet and data	28.8	15.6	31.2	17.4	35.6	19.5

Other	2.5	1.4	2.7	1.5	2.6	1.4

Total revenues	184.4	100.0%	179.4	100.0%	182.5	100.0%

Fixed Line

Fixed line services are our principal business activity. We are the largest provider of local, domestic long distance and international long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other cellular and fixed line operators. Since June 2001, three operators have begun offering fixed line services. Our revenues from fixed line services were NT$95.1 billion, or 51.6% of our revenues, for 2001, NT$81.5 billion, or 45.4% of our revenues, for 2002 and NT$77.5 billion (US$2.3 billion), or 42.5% of our revenues, for 2003. We expect that revenues from our fixed line business, which currently account for less than 50% of our total revenues, will continue to decline as a percentage of our total revenues.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(unaudited)
	(in billions of NT$)
Local telephone revenues:
Usage	25.3	20.8	18.2
Subscription	17.8	17.6	17.6
Interconnection	2.9	3.4	3.6
Pay telephone	1.1	0.8	0.6
Other	9.4	9.2	8.4

Total	56.5	51.8	48.4

We provide local telephone services to over 13.1 million subscribers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 30.6%, 28.9% and 26.5% of our revenues for 2001, 2002 and 2003, respectively. Approximately 75.3% of our local telephone subscribers as of December 31, 2003 were residential customers, accounting for 65.0% of our local telephone revenues for 2003. We are currently the leader of the local telephone service market, with an average market share of 98.4% in 2003.

The following table sets forth information with respect to our local telephone subscribers and penetration rates as of the dates indicated.

	As of December 31,
	2001	2002	2003
	(in thousands, except percentages and per household data)
Taiwan population	22,406	22,521	22,605
Fixed line subscribers:
Residential	9,608	9,774	9,892
Business	3,219	3,204	3,245

Total	12,827	12,978	13,137

Growth rate (compared to the same period in the prior year)	4.2%	1.2%	1.2%
Penetration rate (as a percentage of the population)	57.2%	57.6%	58.1%
Lines in service per household	1.41	1.41	1.40

Demand for local subscriber lines has been driven by population growth. During 2001, 2002 and 2003 fixed line subscriber growth slowed down compared to prior periods, primarily due to the introduction of asymmetrical digital subscriber line services, which reduced the need for multiple access lines.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31
	2001		2002	2003
	(in millions, except percentages)
Minutes from local calls (1)(2)	45,825		34,255	29,125
Growth rate (compared to the same period in the prior year)	(4.5	)%(3)	(25.2)%	(15.0)%

(1)	Includes minutes from local calls made on pay telephones.

(2)	Calls to our HiNet service, which are recorded as part of our Internet and data services, are not included in our local call minutes or revenues.

(3)	Compared to the twelve months ended June 30, 2000.

Minutes from local calls have declined as non-HiNet narrowband subscribers migrate to broadband Internet services, which do not require dial-up telephone access. This decline was also due to traffic migration to cellular services. The economic slowdown in Taiwan also contributed to the decline in minutes from local calls. We, however, expect minutes from local calls to decline at a slower pace in the near future.

We charge our local telephone service subscribers a monthly fee, a usage fee and fees for some value-added services. The monthly fees for our primary tariff plans are NT$70 with an NT$25 deductible on usage fees for residential customers and NT$295 for business customers. Our primary peak time usage fee is NT$1.6 per three minutes or NT$2.7 per ten minutes, depending on the tariff plan selected by the subscriber, and our off-peak usage fee is NT$1.0 per ten minutes. Our usage fees are the same for residential and business customers. We adjusted our local tariffs in April 1997, April 2000 and January 2001.

The following table sets forth information with respect to the average local usage charge per minute as of the dates indicated.

	Year ended December 31,
	2001			2002		2003
Average local telephone usage fee (per minute)	NT$	0.58		NT$	0.63	NT$	0.65
Growth rate (compared to the same period in the prior year)		(7.9	)%(1)		8.6%		3.2%

(1)	Compared to the twelve months ended June 30, 2000.

Average per minute usage charges experienced an increase from NT$0.58 per minute for 2001 to NT$0.63 per minute for 2002 and NT$0.65 per minute for 2003. The increases were due to a decline in demand for our discounted Internet tariff packages as a result of a migration of non-HiNet dial-up subscribers to our asymmetrical digital subscriber line services.

Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and enhance revenues. Our value-added services are designed to increase the number of calls our customers make and increase our call revenues. These services include call waiting, caller identification, call forwarding, three-party calls and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Revenues from domestic long distance services comprised approximately 9.8%, 7.8% and 7.4% of our revenues for 2001, 2002 and 2003, respectively. Our average market share for 2003 was 88.2% in the domestic long distance market. Residential customers generated approximately 59% of our domestic long distance revenues for 2003.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,
	2001		2002	2003
	(in millions, except percentages)
Minutes from domestic long distance calls	7,890		6,832	6,194
Growth rate (compared to the same period in the prior year)	(18.8	)%(1)	(13.4)%	(9.3)%

(1)	Compared to the twelve months ended June 30, 2000.

Minutes of use for domestic long distance calls have declined due to the traffic migration to cellular services. In addition, usage of our domestic long distance telephone services was also adversely affected by competition from other fixed line operators. We expect the rate of decline in terms of minutes of use for fixed line services to continue in the future (but at a slower pace) due to a combination of increased migration of traffic volume to cellular services and increased competition from new fixed line services.

The following table sets forth information with respect to the average domestic long distance usage charge per minute for the periods indicated:

	Year ended December 31,
	2001			2002		2003
Average domestic long distance usage charge (per minute)	NT$	1.79		NT$	1.63	NT$	1.63
Growth rate (compared to the same period in the prior year)		(16.0	)%(1)		(8.9)%		0%

(1)	Compared to the twelve months ended June 30, 2000.

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis. As a result, our average domestic long distance usage charge per minute has declined. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.035 per second. Our current domestic long distance usage rate during off peak hours is NT$0.025 per second, which is the same for residential and business customers.

We provide intelligent network services over our domestic long distance network, including toll free calling, universal number, televoting, premium rate service and virtual private networks. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Revenues from international long distance telephone services comprised approximately 11.2%, 8.7% and 8.6% of our revenues for 2001, 2002 and

2003, respectively. Residential customers generated 47% of our international long distance revenues during 2003. In addition, beginning in January 2001, we also provide wholesale international long distance services to international simple resellers who do not possess their own telephone network or infrastructure.

We believe other fixed line operators consider international long distance market to be their primary focus. Our average market share for 2003 was 60.1% of the international long distance market. Since fixed line operations have opened for competition for more than two years, we do not expect competition in this line of business will increase substantially in the near future. As a result, our market share in international long distance telephone market grew slightly in the first quarter of 2004, and we expect to maintain our market share at approximately 60% in the near future.

Our international long distance services consist primarily of international direct dial services and discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use voice over Internet protocol technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for international direct dial service. For 2003, calls made over Super eCall represented approximately 16.0% of our total international traffic.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators, which require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan, purchase large amounts of minutes from us at a discounted rate. These international resale operators, as well as other international carriers, often find it less expensive to route international calls through Taiwan, and purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2002, we sold 190.4 million of wholesale outgoing minutes, which represented 13.9% of our international long distance minutes. In 2003, we sold 573.2 million wholesale outgoing minutes, which represented 31.0% of our international long distance minutes. As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate incremental international minutes without accelerating the decline in international long distance rates in the more profitable retail segment.

In 2003, international calls to and from our top five destinations represented approximately 61.1% of our international long distance call traffic.

The following table shows the percentage of total outgoing and incoming international long distance minutes for our top five destinations for 2003.

Destination	Percentage of total outgoing minutes	Percentage of total incoming minutes
Mainland China	31.1%	31.1%
United States	10.6	14.0
Hong Kong	9.9	5.8
Japan	5.1	7.4
Philippines	5.7	0.8
Total of top five destinations	62.4%	59.1%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	Year ended December 31,
	2001		2002	2003
	(in millions, except percentages and incoming/outgoing ratio)
Incoming minutes	1,094		976	1,190
Growth rate (compared to the previous fiscal year)	12.3	%(1)	(10.8)%	21.9%
Outgoing minutes	1,330		1,423	1,848
Growth rate (compared to the same period in the prior year)	31.9	%(1)	7.0%	29.9%
Total minutes	2,424		2,399	3,038
Incoming/outgoing ratio	0.82		0.69	0.64

(1)	Compared to the twelve months ended June 30, 2000.

Growth in outgoing international call usage decreased significantly in 2002, primarily due to increased competition from other fixed line operators. This decrease was offset in part by the increase in the wholesale of international long distance minutes. Our incoming call volume for 2003 increased 21.9% due to our efforts to sell wholesale minutes.

Outgoing calls made by customers in Taiwan and by customers from foreign destinations using Taiwan direct service are billed in accordance with our international long distance rate schedule for the destination called. Rates vary depending on the time of day at which a call is placed. Customers are billed on a per minute basis for Super eCall services, whereas customers are billed on a six second unit basis for international direct dial services.

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year ended December 31,
	2001			2002		2003
Average international long distance usage charge (per minute)	NT$	11.9		NT$	7.9	NT$	6.2
Growth rate (compared to the same period in the prior year)		(47.6	)%(1)		(33.6)%		(21.5)%

(1)	Compared to the twelve months ended June 30, 2000.

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. We do not expect the increase in international call traffic to fully offset the decline in tariffs. In anticipation of new competition, we substantially reduced our international tariffs by an average of 37% in April 2001 to defend our business and market share. In addition, we offered our customers significant promotional packages and discounts during off-peak hours in 2001, 2002 and 2003 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years.

We pay for the use of networks of carriers in foreign destinations for outgoing international calls and receive payments from foreign carriers for the use of our network for incoming international calls. Traditionally, these payments have been made pursuant to settlement arrangements under the general auspices of the International Telecommunications Union. Settlement payments are generally denominated in U.S. dollars and are made on a net basis.

The following table sets forth information with respect to our gross settlement receipts and payments during the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(in billions of NT$)
Gross international settlement receipts	4.6	4.2	3.8
Gross international settlement payments	8.0	6.6	5.6

Since 2000, our payments on an aggregate basis to international carriers have been more than our receipts from these carriers. This was primarily due to our customers’ outgoing minutes exceeding incoming minutes. As international settlement rates have fallen, our international long distance revenues and our cost of providing international long distance services have declined.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international virtual private networks, international toll free calling and calling card services, and our international long distance wholesale business.

Wireless Services

We provide cellular and paging services to customers in Taiwan. For 2001, we generated revenues of NT$58.0 billion, or approximately 31.4% of our revenues, from wireless services. For 2002, we generated revenues of NT$64.0 billion, or approximately 35.7% of our revenues, from wireless services. For 2003, we generated revenues of NT$66.8 billion (US$2.0 billion), or approximately 36.6% of our revenues, from wireless services.

The following table sets forth our revenues from wireless services for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(unaudited)
	(in billions of NT$)
Wireless revenues:
Cellular	56.7	62.9	66.2
Paging	1.3	1.1	0.6

Total wireless	58.0	64.0	66.8

Cellular Services

The following table sets forth our revenues from cellular services for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(unaudited)
	(in billions of NT$)
Cellular revenues:
Usage(1)	51.7	55.9	57.6
Interconnection	3.3	4.2	5.3
Mobile data	0.9	1.3	1.6
Other	0.8	1.5	1.7

Total cellular	56.7	62.9	66.2

(1)	Includes monthly fees.

As the market for cellular services has continued to expand, we have experienced substantial growth in our cellular customer base. We are the largest cellular operator in Taiwan in terms of revenues and number of subscribers. We had 8.3 million cellular subscribers, a market share of approximately 33.0% of total cellular subscribers and approximately 34.7% of total cellular services revenues in Taiwan as of December 31, 2003. Revenues from cellular services comprised approximately 30.7%, 35.1% and 36.3% of our revenues for 2001, 2002 and 2003, respectively.

We offer digital cellular service through our dual band global system for mobile communications network. We are one of three national licensed providers of global system for mobile communications services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for global systems for mobile communications services and general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for third-generation cellular services. This is the largest frequency spectrum allocation of any cellular operator in Taiwan. We also offer the largest international roaming network. In particular, our subscribers have access to 270 networks in 138 countries through our global system for mobile communications service roaming network and 42 networks in 22 countries through our general packet-switched radio service roaming network. Since December 2001, we discontinued offering analog cellular service through our advanced mobile phone service, and returned the spectrum allocation in the 800 MHz frequency band to the government. All subscribers to this service have switched to our global system for mobile communications network.

As of December 31, 2003, our global system for mobile communications 900/1800 network comprised 7,791 base stations covering 99.9% of Taiwan’s population. We began providing our general packet-switched radio service network in August 2001. General packet-switched radio service technology offers our subscribers high-speed data transmission, thereby enabling the delivery of multimedia applications.

In February 2002, the Ministry of Transportation and Communication granted third-generation cellular services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. We expect to launch our third-generation cellular telephone services with wideband code division multiple access technology in the second half of 2004.

The following table sets forth information regarding our cellular service operations and our cellular subscriber base for the periods indicated.

	As of or for the years ended December 31,
	2001		2002		2003
Taiwan population (in thousands)		22,406		22,521		22,605
Total cellular subscribers in Taiwan (in thousands)(1)		21,633		23,905		25,090
Penetration (as a percentage of the population)		96.6%		106.1%		111.0%
Total cellular revenues in Taiwan (in billions)	NT$	170.7	NT$	179.4	NT$	189.5
Number of our cellular subscribers (in thousands)(1)(2)		6,234		7,422		8,267
Our market share by subscribers(1)		28.8%		31.0%		33.0%
Our market share by revenues		33.3%		34.8%		34.7%
Number of our prepaid subscribers (in thousands)		757		1,216		1,417
Our prepaid subscribers as a percentage of our total subscribers		12.1%		16.4%		17.1%
Annualized churn rate(3)		16.1%		18.8%		21.4%
Minutes of usage (in millions of minutes):
Incoming		6,639		8,043		8,641
Outgoing		6,161		6,960		7,737
Average minutes of usage per cellular subscriber per month(1)(4)		196		183		174
Average revenue per cellular subscriber per month(1)(5)	NT$	867	NT$	768	NT$	703

(1)	The number of cellular subscribers is based on the number of subscriber identification module cards.

(2)	Includes general systems for mobile communication, general packet-switched radio services and advanced mobile phone services.

(3)	Measures the rate of subscriber disconnections from cellular service, determined by dividing (A) the sum of voluntary and involuntary deactivations (excluding deactivations due to subscribers switching from one of our cellular services to another) during the relevant period by (B) the average number of subscribers during the period (calculated by averaging the number of subscribers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (C) the numerator is 12 and (D) the denominator is the number of months in that period.

(4)	Average minutes of usage per cellular subscriber per month is calculated by dividing the total minutes of usage during the period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.

(5)	Average revenue per subscriber per month is calculated by dividing the sum of cellular telecommunications services revenue during the relevant period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the results by the number of months in the relevant period.

The cellular market in Taiwan has grown rapidly since the liberalization of the market in 1997. Total cellular subscribers in Taiwan reached approximately over 25 million as of December 31, 2003. Cellular penetration was 111.0% on the same date, and is among the highest worldwide. We expect cellular penetration to grow at a slower rate in the future. We believe that this future growth will depend upon continuing improvements in wireless technologies and wireless data applications and the availability of advanced cellular handsets.

We began offering prepaid card services in October 2000. As of December 31, 2003, we had approximately 1.4 million prepaid customers representing approximately 17.1% of our total cellular subscribers. We expect to maintain prepaid subscribers as a percentage of total cellular subscribers at a rate of below 15%. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the services. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer handset subsidies to new subscribers that agree to sign a two-year contract with us, and to existing subscribers who renew their contracts with us for a period of two years. As of December 31, 2003, the average handset subsidy we offered was NT$2,268 per subscriber. We expect the level of our average handset subsidy to remain at a similar level for the foreseeable future. We generally offer subsidies on handsets equipped with more advanced data functions to promote the expansion of our general packet-switched radio services and future third-generation cellular services.

Traffic growth has also been strong, as pricing has declined and subscribers have increased. We have also experienced a significant increase in the number of short messaging services sent by our subscribers, which has had a positive impact on traffic volume. However, the average minutes of usage per subscriber have declined in 2002 and 2003 because of an increase in our prepaid customers, who tend to have lower minutes of usage, and an increased usage of our short messaging services. We expect traffic volume to increase as newer applications and new services become more available.

Our tariffs for post-paid cellular subscribers primarily consist of usage fees and monthly fees. When our subscribers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We charge a flat fee per transaction for our short messaging service and a fee per packet for our general packet-switched radio service based on the volume of data transmitted. We also offer discounts on usage fees for calls made between our cellular subscribers to encourage subscription to our cellular service.

Intense competition has caused increased pricing pressure. Our average revenue per subscriber per month has gradually declined. This decrease was primarily due to: (1) low usage subscribers accounting for a larger proportion of our new cellular subscribers as a result of the increasing saturation of the cellular services market in Taiwan; and (2) an increase in our prepaid subscribers, which tend to generate lower revenues compared to post-paid subscribers. In order to stabilize average revenue per subscriber, we intend to continue introducing new value-added services in order to generate additional sources of revenue.

In addition to our basic cellular services, we also offer a broad range of value-added telecommunications and information services. We introduced in August 2001 a platform of integrated cellular value-added services under the brand name “emome.” “emome” offers a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we are launching other cellular value-added services, such as JAVA games, unstructured supplementary service data and multimedia messaging services. We believe these services enhance customer loyalty and satisfaction and increase traffic.

Paging Services

We offer nationwide and regional paging services in Taiwan. In addition to traditional paging services, we offer a broad range of wireless information services, including stock quotes on our “InterMessenger” service, weather information, news and agricultural information. We had approximately 116,000 paging subscribers as of December 31, 2003.

Revenues from paging services comprised approximately 0.7%, 0.6% and 0.3% of our revenues for 2001, 2002 and 2003, respectively. As cellular usage has increased, we have seen a sharp reduction in the number of our paging subscribers. We expect the number of our paging subscribers to continue to decline.

Internet and Data Services

We have experienced strong growth in our Internet and data services. Our Internet and data revenues represented approximately 15.6%, 17.4% and 19.5% of our revenues for 2001, 2002 and 2003, respectively. We provide:

•	Internet services, including HiNet, our Internet service provider, asymmetrical digital subscriber line Internet access, Internet value-added services and wireless local area networks; and

•	Data services, including leased line services, managed data services and Internet data center services.

	Year ended December 31,
	2001	2002	2003
	(in billions of NT$)
Internet and data revenues:
Internet	15.2	20.8	25.9
Data	13.6	10.4	9.7

Total Internet and data	28.8	31.2	35.6

Internet Services

HiNet and Internet Access

The following table sets forth our revenues from Internet services for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(in billions of NT$)
Internet revenues:
Narrowband access	3.7	2.6	1.4
Narrowband Internet service	3.8	1.9	1.1
Broadband access	3.5	9.0	13.3
Broadband Internet service	2.6	5.5	7.8
Other Internet	1.6	1.8	2.3

Total Internet	15.2	20.8	25.9

We are the largest Internet service provider in Taiwan, with a 45.3% market share as of December 31, 2003. As of December 31, 2003, HiNet had approximately 3.6 million subscribers, and our subscribers increased by a 13.7% compound annual growth rate over the past two years ended December 31, 2003.

The following table sets forth HiNet’s subscribers as of each of the dates indicated:

	Year ended December 31,
	2001	2002	2003
	(in thousands except percentages)
Total Internet access subscribers in Taiwan	6,232	7,454	7,839
HiNet subscribers
HiNet dial-up subscribers	2,044	1,936	1,616
HiNet asymmetrical digital subscriber line subscribers	675	1,352	1,902
Other access technology subscribers	29	31	32
Total HiNet subscribers	2,748	3,319	3,550
Market share(1)	44.1%	44.5%	45.3%

(1)	Based on data provided by the MOTC.

We have maintained our leading market position despite a highly competitive market with over 162 Internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the Internet service provider market to continue.

Customers can access HiNet through various technologies. We provide narrowband dial-up Internet access through connections based on standard telephone modems. We provide broadband Internet access through connections based on asymmetrical digital subscriber lines and our fiber-to-the-building technology. As of December 31, 2003, approximately 53.6%, or 1.9 million, of our HiNet subscribers access the Internet through our asymmetrical digital subscriber lines.

We are the largest broadband Internet access provider in Taiwan in terms of subscribers. We began providing our asymmetrical digital subscriber line service in August 1999 and we had over 2.4 million subscribers as of December 31, 2003, representing an approximately 81.8% share of Taiwan’s broadband market. Our asymmetrical digital subscriber line service allows for transmission of data at high access rates and offers high-speed broadband Internet access services. It also provides asymmetrical digital subscriber line service to other Internet service providers that do not have their own network infrastructure.

The following table sets forth our asymmetrical digital subscriber line service subscribers as of each of the dates indicated.

	As of December 31,
	2001	2002	2003
Our asymmetrical digital subscriber line service subscribers (in thousands)	857	1,683	2,426

Our asymmetrical digital subscriber lines service offers downlink speeds that range from 512 Kilobits per second to 6.0 Megabits per second and uplink speeds that range from 64 Kilobits per second to 640 Kilobits per second. In December 2001, we began providing symmetrical digital service line with uplink and downlink speeds of 512 kilobits. In 2004, we plan to update our customers’ asymmetrical digital subscriber lines to higher speed without extra charge in order to maintain our average revenues per user and customer loyalty.

We have experienced limited competition in the asymmetrical digital subscriber line service market because other fixed line operators and cable operators have not established a nationwide network infrastructure to provide this service.

Our revenues from providing Internet access are generated from installation fees, monthly subscription fees and from usage fees from fixed line telephone calls made to access HiNet. Usage fees from fixed line telephone calls made to access Internet service providers other than HiNet are recorded as local fixed line revenues.

Charges for our HiNet dial-up service include a monthly fee entitling the subscriber to a fixed number of minutes of service, with an additional charge per minute when the fixed number of minutes are exceeded. However, we also offer our subscribers an unlimited number of minutes for a monthly fee. Charges for our asymmetrical digital subscriber line service include one-time installation charges and monthly subscription fees. These charges vary based on connection speed.

The following table sets forth our average revenues per user for each of the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(in NT$)
Average revenue per HiNet dial-up subscriber per month(1)	311	192	116
Average revenue per asymmetrical digital subscriber line subscriber per month(2)	1,180	1,039	940

(1)	Average revenue per HiNet dial-up subscriber per month is calculated by dividing the total local telephone usage revenues generated by HiNet dial-up subscribers and Internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.

(2)	Average revenue per asymmetrical digital subscriber line service subscriber per month is calculated as the sum of (a) asymmetrical digital subscriber line access revenue divided by the average of the number of our asymmetrical digital subscriber line service subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period and (b) HiNet asymmetrical digital subscriber line Internet Service Provider revenue divided by the average of the number of HiNet asymmetrical digital subscriber line subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.

Our average revenues per user have declined over the last three years due to increasing competition. However, we expect our average revenue per user for broadband services to stabilize, as subscribers migrate towards more expensive, higher bandwidth digital subscriber line services.

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our subscribers, such as gaming, e-learning, financial information and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these portals. Our broadband Internet portal at www.hichannel.hinet.net offers online entertainment services through the Internet. In particular, our HiNet asymmetrical digital subscriber line customers can access music, television programs, movies and other multi-media content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total Internet and data services revenues.

Wireless Local Area Network Service

In order to increase our customers’ ability to enjoy mobile Internet access, we launched our wireless local area network service in May 2002. As of December 31, 2003, we had a total of approximately 19,000 residential and business customers that lease our access points. In addition, we have established 28 hot spots in public areas, such as airports and international convention centers. We expect the revenues generated from our wireless local area network services to continue to grow.

Data Services

The following table sets forth our revenues from data services for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(in billions of NT$)
Data revenues:
Leased line	11.6	8.4	7.7
Other	2.0	2.0	2.0

Total data	13.6	10.4	9.7

Leased Line Services

We are the leading provider of domestic leased line services in Taiwan. We are also a leading provider of overseas leased line services. Leased line services involve offering exclusive lines that allow point-to-point connection for voice and data traffic. Leased lines are used by business customers to assemble their own private networks and by telecommunications service providers to establish networks to offer telecommunications services.

We provide data transmission services to major business customers in Taiwan. We also provide leased lines to other cellular and fixed line service operators for interconnection with our fixed line network and for connection within their networks. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 79.1% over the past two years ended December 31, 2003.

The following table shows the bandwidth of lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2001	2002	2003
	(in gigabits per second)
Total bandwidth	122.7	208.7	393.4

Rental fees for local leased lines are generally based on transmission speed while domestic long distance and international long distance leased line rental fees are based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial, particularly for international leased lines partly as a result of our efforts to address competition from new international leased line service providers. We are actively implementing marketing and service campaigns to retain our high-value business customers, and believe that rental fees are expected to decline further.

Managed Data Services

We provide a wide range of managed data services, including frame relay services, asynchronous transfer mode services and virtual private network services. Frame relay services provide high-speed data communications linking remote sites. Asynchronous transfer mode services are used to handle high bandwidth, integrated voice, video, data and Internet traffic between sites.

Internet Data Center Services

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth Internet and data networks. Data centers house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data.

We currently have 15 Internet data centers in Taiwan. We offer co-location, web hosting and application service provider services.

Other Telecommunications Services

We also provide other telecommunications services, including satellite services, telephone directories and billing handling services. For 2001, we generated NT$2.5 billion, or approximately 1.4% of our revenues, from these other telecommunications services. For 2002, we generated NT$2.7 billion, or approximately 1.5% of our revenues, from these other telecommunications services. For 2003, we generated NT$2.6 billion (US$76 million), or approximately 1.4% of our revenues, from other telecommunications services.

Satellite Services

We are a 50% owner of the ST-1 telecommunications satellite. Singapore Telecommunications Ltd. owns the remaining 50%. ST-1 was launched on August 26, 1998 and began commercial operations on December 1, 1998. We lease out transponder capacity on ST-1 and provide satellite lease circuits. In addition, we have two satellite communication centers that enable us to provide satellite value-added services. We also provide satellite services to Mainland China and Southeast Asia.

Telephone Directories

We publish and distribute telephone directories to households and businesses in Taiwan. Our yearly circulation is currently approximately 6.4 million directories. We also provide web-based directories through our hiPage and eYP brands. We have developed a range of Internet products and services based on our directory products. Our revenues from directories are derived from the sale of advertising space in directories, including advertising on hiPage, our Internet telephone directory service.

Interconnection

We provide interconnection of our fixed line network with other cellular services network operators and, since July 2001, with other fixed line operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included in, depending on the nature of the call made, local, domestic long distance services or cellular revenues and expenses, respectively.

	Year ended December 31,
	2001	2002	2003
	(in billions of NT$)
Interconnection fee revenues:
Local	2.9	3.4	3.6
Domestic long distance	2.7	1.7	2.0
Cellular	3.3	4.2	5.3
Interconnection costs:
Fixed line	0.0	0.9	0.9
Cellular	3.4	4.0	4.6

Currently, tariffs for telephone calls between our fixed line subscribers and cellular subscribers of other cellular operators are set by the cellular operators. The cellular operators pay us interconnection fees based on minutes of usage, regardless of who initiated the call. The Directorate General of Telecommunications is currently considering a change to the regulation that will allow us to set and collect the tariffs for telephone calls made by our fixed line subscribers to cellular subscribers of other cellular operators. For such calls, cellular operators will no longer pay us interconnection fees, but we will be required to pay them termination charges.

In the interim, starting from January 2004, the Directorate General of Telecommunications has approved the interconnection rate of NT$0.59 per minute for calls initiated by cellular subscribers, and NT$0.814 per minute for calls initiated by fixed line subscribers. The interconnection rate between our fixed line subscribers and other fixed line subscribers is approximately NT$0.32 per minute. The interconnection rate between our cellular subscribers and other cellular subscribers is approximately NT$2.15 per minute.

All interconnections by the networks of cellular operators and other fixed line operators with our fixed line network are made through dedicated lines that these operators lease from us. We record the revenue for these leased lines as part of our Internet and data revenues.

We expect an increase in interconnection revenue due to an increase in traffic between different fixed line networks as a result of the competition from other fixed line operators.

In accordance with governmental regulations, the contracts governing our interconnection arrangements must specifically address a number of prescribed issues. For example, our interconnection charge should reflect our cost with respect to the network elements used. In addition, cost increases are subject to approval by the regulatory authorities. We expect that our interconnection contracts will generally be reviewed annually, although we may also enter into long-term contracts.

Marketing, Sales and Distribution

Marketing Strategy

In order to retain and expand our large customer base and to encourage our customers to increase their use of our services and products, we plan to focus our marketing strategy on the following areas.

•	Services and Products. We continually develop new value-added services and products, and package our services and products based on different market segments, with the aim of increasing our high usage customers.

•	Pricing and Promotions. We design flexible promotional packages that allow customers to select tariff structures best tailored to their usage patterns, and design special promotional packages during holiday seasons. For example, we have provided handset subsidies to attract cellular subscribers.

•	Distribution Channels. We are facilitating customer subscription by adding more service points. In addition, we are broadening our distribution reach by strengthening our cross-industry alliances and marketing relationships. We are also expanding our sales channels by implementing a sales agent system. We have developed staff incentive programs to better motivate our sales staff.

•	Business Customers. We have expanded our customer focus to include small and medium enterprises in addition to large corporations. We serve the needs of large corporate customers by devoting a project manager or project engineer to service these customers. These account managers are responsible for developing customized solutions and tariff packages to meet the specific needs of our customers. We continually evolve our service offerings so that we can remain a one-stop telecommunications services provider to our corporate customers and provide total telecommunications solutions. Our dedicated local teams serve the needs of small and medium enterprises. These teams also use our data bank to identify and target potential clients for promoting our e-commerce and cellular services. In addition, we help our corporate customers improve their efficiency and competitiveness by creating information systems for them.

•	Advertising. We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as HiNet and emome. We plan to leverage our leading market position and status to strengthen the overall advantage of our product brands.

Sales and Distribution

Our marketing department at our corporate headquarters in Taipei is responsible for central business planning and formulating our marketing strategies and objectives. We have six business divisions, each of which has its own marketing department that is responsible for business and marketing planning.

We also have 31 operations offices and 265 service centers located throughout Taiwan that are responsible for operations, sales and customer services in their local areas.

Customer Service and Billing

We believe our reputation for quality customer service has helped us attract new customers and maintain customer loyalty. We regularly survey our customers to improve our service and better understand market demand and subscriber preferences, and develop products and services accordingly.

We provide the following services to our customers:

•	24-hour customer service and technical support through our service centers, call centers and website;

•	English billing documents available upon request;

•	free of charge itemized billing for international and domestic long distance calls;

•	bill payment services at 24-hour convenience stores, bank service counters and service centers throughout Taiwan;

•	online information and bill payment services at our website, www.cht.com.tw; and

•	consolidated and automated billing for all services.

Network Infrastructure

Our network infrastructure consists of transmission networks that convey voice and data traffic, switching networks that route traffic between networks, and cellular, paging, Internet, leased line and data switching networks.

We purchase most of our network equipment from well-known international suppliers. As part of the purchase contract, these suppliers deliver and install the equipment for us. We also purchase from local suppliers a variety of components such as transmission lines, switches, telephone sets and radio transmitters.

Approximately 15,600 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2003.

Internet Protocol Broadband Backbone Network

Our Internet protocol broadband backbone network consists of a core network and an edge network. We completed the construction of our super high-speed Internet protocol backbone network at the end of 2003 with ten 320 gigabits per second giga switching routers for the core network and more than 48 of the same routers for the edge network.

We believe this network would enable us to meet the increasing demand for broadband access and broadband multimedia services, and that it provides the backbone network for our future third generation cellular services network. It would also enable us to provide voice over Internet protocol services using our existing public switched telephone network.

We launched our multimedia on demand service in Taipei County and Keelung City in March 2004 and in other Taipei metropolitan areas in April 2004. We expect to expand this service to cover the entire Taiwan island in three years. Since 2001, we have built a broadband network backbone for multimedia on demand. Using the video streaming technology through a set top box that connects our asymmetrical digital subscriber lines, our customers can access TV programs and services. We expect this system to have an initial capacity that is sufficient to accommodate approximately 40,000 subscribers. Our services initially consist of 13 channels, including five terrestrial off-the-air TV channels, one public TV channel and two contracted TV channels, and five other channels offering different contents. In addition, video-on-demand service provides movies, e-learning and karaoke programs for home entertainment. We also plan to introduce popular channels and bundle them with other pay channels in order to enhance our service contents and satisfy the customers’ need.

Transmission Networks

As of December 31, 2003, our transmission networks consisted of approximately 900,000 fiber kilometers of fiber optic cable for trunking and 737,300 fiber kilometers of fiber optic cable for local loop.

Between 1999 and 2002, we made significant progress in the upgrading of our plesiochronous digital hierarchy network transmission facilities to synchronous digital hierarchy network transmission facilities. Plesiochronous digital hierarchy is the traditional technology for voice network transmission systems. Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. We installed, in December 2002, synchronous transport module 64 multiplexer and 10 gigabit capacity 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabit per second high speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexer and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, we had completed the deployment of sixteen 32-wavelength optical add-drop multiplexer rings in the main metropolitan areas of Taipei, Taichung and Kaohsiung by the end of 2003, in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. In January 2004, we opened a tender for the next generation synchronous digital hierarchy network. The next generation synchronous digital hierarchy network will provide gigabit Ethernet over synchronous digital hierarchy service that is expected to leverage on the existing synchronous digital hierarchy network.

Based on the transmission network described above, we launched connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network in 2003.

As part of our strategic focus on the Internet and data markets, our local loop connections use asymmetrical digital subscriber line technology. This enables us to deliver high-speed Internet, multimedia and other data services to our customers. As of December 31, 2003, approximately 99.4% of our installed telephone lines were capable of delivering asymmetrical digital subscriber line services.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 14 message areas connected by a long distance network. As of December 31, 2003, we had 59 long distance exchanges which are interconnection points between our telecommunications network.

We currently have intelligent networks installed over our public switched telephone networks for our domestic long distance and international networks, as well as a local intelligent network in the Taipei, Taichung and Kaohsiung metropolitan areas. Our intelligent network is designed to facilitate the use of value-added services by providing more information about calls and greater management of those calls.

As of December 31, 2003, our domestic network included 17.3 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 92 telecommunications service providers in 58 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two international gateway switches. In total, we had a trunks capacity of 74,840 channels as of December 31, 2003.

We currently have invested in 30 submarine cables, six of which land in Taiwan. Our aggregate total capacity in the undersea cables in which we have invested is 42 gigabits per second.

Cellular Services Network

Our cellular services network consists of:

•	cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ cellular telephone handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base station within each cell site;

•	mobile switching service centers, which control the base station controllers and the processing and routing of telephone calls;

•	gateway general packet-switched radio service support nodes, which connects our general packet-switched radio service network to the Internet;

•	serving general packet-switched radio service support nodes, which connects the general packet-switched radio service network to the base station controllers; and

•	transmission lines, which link (1) with respect to the global system for mobile communications network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (2) with respect to the general packet-switched radio service network, the base station controllers, the support nodes and the Internet.

The following table sets forth selected information regarding our cellular networks as of the dates indicated.

	As of December 31,
	2001	2002	2003
Global system for mobile communications Base stations	5,322	7,402	7,791
Switches	42	54	54
Lines of capacity (in thousands)	6,200	8,000	8,500
Taiwan population coverage	99.8%	99.9%	99.9%
Taiwan geographical coverage	85.0%	89.0%	89.5%
General packet-switched radio service Gateway support nodes	25	25	25
Serving support nodes	20	20	20
System capacity (in thousands)	1,000	1,000	1,000

We provide cellular services based on the global system for mobile communications network standards. We have dual band 900 MHz and 1800 MHz frequency spectrums for our global system for mobile communications services. In addition, we have installed an intelligent network on our cellular services network infrastructure to enable us to provide prepaid services as well as a wide range of advanced call features and value-added services. We have also installed wireless application protocol gateways on our cellular services network that enable us to provide wireless application protocol services. We began providing cellular communications services based on the general packet-switched radio service network standards in August 2001, using “emome” as the portal name.

As our prepaid service subscriber base has continued to grow, we have increased the capacity of our intelligent network to more than 1.5 million subscribers. We also have completed the system expansion of our cellular services network to afford more than 8.5 million subscribers (including 1 million general packet-switched radio service subscribers) at the end of 2003. We have general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our third-generation cellular services. In preparation for the launch of third-generation cellular services, we contracted with Nokia Corporation to provide the core network, radio access network, service network, transmission network and maintenance network. We expect to launch our third-generation cellular services in the second half of 2004.

Paging Network

The primary components of our paging network are:

•	paging control systems, which receive and encode incoming messages; and

•	base stations, which transmit messages to the subscriber’s pager.

Our paging network uses, among other technologies, the open paging protocol developed by Motorola. This technology provides higher data rate, larger content capacity, longer battery life and better error correction capabilities than other existing paging technologies.

Internet Network

HiNet, our Internet service provider, has the largest Internet access network in Taiwan, with 35 points of presence, 78,000 dial-up ports, 2,800,000 broadband remote access server ports and a backbone bandwidth of 117 gigabits per second as of December 31, 2003. We plan to increase HiNet’s points of presence and backbone bandwidth to 175 gigabits per second by the end of 2004. We intend to maintain a dial-up user to port ratio of 15 to 1 to ensure quality service and maintain market share.

HiNet’s total international connection bandwidth is 16.5 gigabits per second. As we expect that Internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and France.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay and asynchronous transfer mode data transmission services. We have completed the construction of a digital cross connect system throughout Taiwan with a total of 53 nodes. As of December 31, 2003, we had 4,604 frame relay ports and 7,705 X.25 ports.

Our data networks support a variety of transmission technologies, including X.25 protocol and frame relay technology. In addition, our asynchronous transfer mode network permits high-speed data transmission, while our asynchronous transfer mode switches perform high-speed switching of voice and data traffic using fixed-length packets technology, thereby minimizing time delay and congestion. Furthermore, our asynchronous transfer mode switches can prioritize applications based on their time sensitivity. As of December 31, 2003, we have completed installation of more than 22,400 synchronous transport module-1 ports in Taiwan.

Competition

We face competition in virtually all aspects of our business.

Fixed Line

We are the largest fixed line service provider in Taiwan, with a market share of 98.4% for local telephone services, 88.2% for domestic long distance telephone services and 60.1% for international long distance telephone services for 2003. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Eastern Broadband Telecom Co. Ltd., have provided fixed line services since June 2001. We believe the new operators are primarily focused on international long distance services. In addition, we anticipate these new operators to focus on business customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, Internet service providers and international simple resale have begun offering international leased line services to other fixed line operators, Internet service providers and international simple resale providers.

We are required by Republic of China regulations to provide number portability and unbundled local loop access.

Our domestic long distance services compete with cellular services as people increasingly use cellular telephones. In addition, our international long distance services compete with international long distance resale services and alternative mediums for making international calls, including voice over Internet protocol technologies. One of our competitors has sought an alliance with Taiwan Railway Administration to use its infrastructure to deliver telecommunications services. We believe that the fixed line competition in Taiwan will be primarily based on price, quality of service, network coverage and customer services, such as call centers and unified billing.

Wireless

There are currently four second-generation cellular operators in Taiwan. They include three national operators, namely, Taiwan Cellular Corporation, Far EasTone Telecommunications Co., Ltd. and our company, and one regional operator, MobiTai Communications Co., Ltd. Based on data provided by the Directorate General of Telecommunications, as of December 31, 2003, we were the largest cellular operator, with a 33.0% market share in terms of subscribers. In addition, there is one new third-generation cellular operator in Taiwan, Asia Pacific Broadband Wireless Communications Inc., as well as one personal handphone system operator, First International Telecom. Furthermore, the government has announced its intention to issue mobile virtual network operator licenses, which allow operators without spectrum to provide cellular services through leasing the capacity and facilities of a cellular service network from a licensed cellular service provider. We compete in the wireless services market primarily on the bases of price, quality of service, network reliability and attractiveness of service packages.

Internet and Data

Our primary competitors in Internet and data services include:

•	Internet services providers: SeedNet, Asia Pacific Online, GigaMedia and So-net Taiwan;

•	Broadband Internet access: Eastern Broadband Telecom Co., Ltd., GigaMedia, Taiwan Fixed Network and New Century Infocomm Tech. Co., Ltd.; and

•	Leased line services: Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd., Eastern Broadband Telecom, Asia Netcom, Reach Global Services Ltd., FLAG Telecom and Taiwan International Gateway Corporation.

We are the largest provider of Internet services in Taiwan. As of December 31, 2003, we had a 45% share of the Internet service market in terms of subscribers and an 82% share of the broadband Internet access market in terms of subscribers. We compete in the Internet and data services market primarily on the bases of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan.

Our properties were deemed by the cabinet of the government of the Republic of China, or the Executive Yuan, to be vested in us as the successor to the telecommunications business formerly owned and operated by the Directorate General of Telecommunications. Under Republic of China law, we are required to register our title to the land, land improvements and buildings at the relevant local land bureaus. As of April 8, 2004, we had not completed title registration for approximately 0.08% of our land and 0.45% of our land improvements and buildings.

Insurance

We do not carry comprehensive insurance for all properties. We maintain in-transit insurance for key materials, such as cables, equipment and components of equipment. We also carry insurance for the ST-1 satellite while it is in orbit.

As part of our efforts to enhance our risk management capabilities, we have been assessing our equipment that requires the most time and cost to repair or replace, in order to determine whether and to what extent we should carry fire insurance for such equipment.

Employees

All of our employees are located in Taiwan and all are employed on a full-time basis. As of December 31, 2003, approximately 64.4% of our employees had university, graduate or post-graduate degrees. We intend to improve our operational efficiency by reducing personnel costs. We offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2001, which resulted in a reduction in our workforce of 6,480 employees, or approximately 20% of our total workforce before the implementations of these voluntary retirement programs. In addition, we offered a voluntary retirement program on July 1, 2003, which resulted in a reduction of 181 employees. We have recently offered a voluntary retirement program beginning on May 1, 2004, which resulted in a reduction of 486 employees. According to our internal preliminary estimate, based on our employees’ years of service, age and the current retirement regulations, more than 4,000 of our employees may choose to retire upon the completion of our privatization.

Please refer to “Item 6. Directors, Senior Management and Employees—D. Employees” for a discussion of our employees.

Our Pension Plans

We maintain two separate non-contributory defined benefit pension plans, which provide retirement benefits based on years of service and monthly salary. As mandated by a governmental directive in 1997, we are required to make severance payments to all employees at the date of our privatization in the following manner:

•	employees who choose not to continue their employment with us will be entitled to receive pension benefits prescribed under the Labor Standards Law, plus a six-month salary and an additional one-month salary with prior notice; and

•	employees who choose to continue their employment with us will be entitled only to receive pension benefits prescribed under the Labor Standards Law.

In order to increase our operational efficiency, we established, and expect to continue to establish, retirement programs to encourage some of our employees to retire prior to our privatization. Under these programs, employees choosing to retire prior to our privatization will be compensated based on years of service and monthly salary. Compensation obligations under some of these programs are expected to be assumed by the government after the completion of our privatization. We expect to fund all compensation costs of these early retirements with our pension plan funds.

After our privatization is completed, our employees will begin new employment terms with us from the date of our privatization with the same starting point of seniority. We will then establish a new pension plan for employees retiring after our privatization. See “Item 5. Operating and Financial Review and Prospects—Overview—Provisions for pension payments to our employees.”

Legal Proceedings

We are not involved in any litigation, arbitration or administrative proceedings relating to claims that could have a material adverse effect on our financial condition and results of operations, and, so far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Enforceability of Judgments in Taiwan

We are a company limited by shares and incorporated under the Republic of China Company Law and the Statute of Chunghwa Telecom Co., Ltd. All of our directors and executive officers, our supervisors and some of the experts named in this annual report are residents of Taiwan and a substantial portion of our assets and the assets of those persons are located in Taiwan. As a result, it may not be possible for investors to effect service of process upon us or those persons outside of Taiwan, or to enforce against them judgments obtained in courts outside of Taiwan. We have been advised by our Republic of China counsel that in their opinion any final judgment obtained against us in any court other than the courts of the Republic of China in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the Republic of China without further review of the merits only if the court of the Republic of China in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the Republic of China;

•	the judgment and the judicial procedure are not contrary to the public order or good morals of the Republic of China;

•	if the judgment was rendered by default by the court rendering the judgment, we were served within the jurisdiction of the court or process was served on us with judicial assistance of the Republic of China; and

•	judgments at the courts of the Republic of China are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the Republic of China would be required to obtain foreign exchange approval from the Central Bank of China for the payment out of Taiwan of any amounts recovered in connection with the judgment denominated in a currency other than NT dollars if a conversion from NT dollars to a foreign currency is involved.

C.	Organizational Structure

Not applicable.

D.	Property, Plant and Equipment

Please refer to “—B. Business Overview” for a discussion of our property, plant and equipment.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2003 have been translated into US dollar amounts using US$1.00=NT$33.99, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003. The US dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

A number of recent and expected future developments have had and in the future may have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	changes in our revenue composition and sources of revenue growth;

•	increased competition in the fixed line, leased line and cellular services markets, including the third-generation cellular services market;

•	tariff adjustments;

•	capital expenditures as a result of technological improvements and changes in our business;

•	provisions for pension payments to our employees;

•	taxation; and

•	change in our fiscal year end.

Each of these developments is discussed below.

Changes in our revenue composition and sources of revenue growth

Our fixed line revenues are derived primarily from the provision of local, domestic long distance and international long distance telephone services. In addition, we also derive fixed line revenues from providing interconnection services to other carriers. Our revenues from wireless services are derived primarily from the provision of cellular services. Our revenues from Internet and data services are generated principally from HiNet, our Internet service provider, from our asymmetrical digital subscriber line services, and from the provision of dedicated leased lines for our business customers and other operators.

The table below sets forth the revenues from our principal lines of business as a percentage of revenues for the periods indicated.

	Year ended December 31,
	2001	2002	2003
Revenues:
Fixed line	51.6%	45.4%	42.5%
Wireless	31.4	35.7	36.6
Internet and data	15.6	17.4	19.5
Other	1.4	1.5	1.4

Total	100.0%	100.0%	100.0%

Over the past three years, the composition of our revenue base has undergone a significant change as a result of our strategy to diversify our revenues and focus on generating increased revenues from higher growth businesses, such as cellular and Internet services.

Cellular and Internet services have been our fastest growing sources of revenue over the last three years. Most of our increased revenues have come from our cellular and Internet access services, with our asymmetrical digital subscriber line services accounting for a significant portion of such increase. We launched our asymmetrical digital subscriber line services in August 1999, and we had over 2.4 million subscribers as of December 31, 2003. Increasing Internet penetration in Taiwan and higher data traffic have contributed to a significant increase in our revenues from Internet and data services over this period. Revenues from our local telephone and domestic long distance telephone and paging services have declined during this period mainly due to a traffic migration to cellular services. Revenues from our international long distance services have also declined as international long distance tariffs have declined worldwide. We believe that wireless and Internet and data services will continue to generate an increasing percentage of our revenues, and we anticipate that the increases in wireless and Internet and data revenues may to a large extent offset the decrease in fixed line revenues.

Increased competition in the fixed line, leased line and cellular services markets, including the third-generation cellular services market

Three additional operators have been providing fixed line services in Taiwan since June 2001. We believe that these competitors are targeting business subscribers, which generally generate higher revenues per subscriber as compared with residential customers. We are facing significant competition, particularly in the international long distance telephone services market, from these competitors.

Since August 2001, the Ministry of Transportation and Communications has awarded undersea cable service licenses to four additional operators. In February 2002, the Ministry of Transportation and Communications awarded five concessions to provide third-generation cellular services. Two of these new concessions were awarded to new cellular operators. Trans Asia Telecommunications Inc. began to provide services in July 2003.

The increased competition in the areas of fixed line, leased line and cellular services has led to, and may continue to lead to, further declines in our tariffs, which may result in a decrease in our revenues from these services. At the same time, the increased competition has stimulated consumer demand for telecommunications services, including international telephone usage and international bandwidth demand.

Tariff adjustments

We adjust our tariffs and offer promotional packages primarily in response to market conditions within the constraints of our budget requirements. These requirements are determined by the Republic of China government. Our tariffs are also subject to price caps stipulated by the government. However, we adjusted our tariffs for cellular services in April 2000 and in January 2001 in response to resolutions of the Legislative Yuan aimed at making these services more affordable. In addition, we have adjusted our local telephone tariffs to better reflect the cost structure of our local telephone services.

In January 2001, we:

•	reduced tariffs for our cellular services by an average of 15%;

•	introduced several new tariff plans for local telephone services, increasing the monthly fee of our primary plan for residential customers from NT$45 to NT$70 with an NT$25 deductible on usage fees, while decreasing the monthly fee for business customers from NT$385 to NT$295; and

•	introduced a new peak time usage fee option of NT$1.6 per three minutes.

In April 2001, we:

•	reduced tariffs for our international long distance calls by an average of 37%, with approximately 50% decreases in tariffs for calls to the People’s Republic of China, the United States and Hong Kong;

•	reduced tariffs for our domestic long distance calls by an average of 18%;

•	reduced monthly rental fees for our asymmetrical digital subscriber line services by an average of 22%; and

•	reduced monthly rental fees for our leased line services by an average of 16% for local services, 25% for domestic long distance services, and 30% for international long distance services.

In February 2002, we again reduced monthly rental fees for our leased line service by an average of 17% for local services, 36% for domestic long distance services, and 27% for international long distance services.

In April 2002, we reduced monthly rental fees for our asymmetrical digital subscriber line services by an average of 15%.

In July 2003, we reduced monthly rental fees for our asymmetrical digital subscriber line services by an average of 16%.

We announced in April 2004 that, subject to approvals of the Directorate General of Telecommunications and the Ministry of Transportation and Communications, we plan to reduce monthly rental fees for our asymmetrical digital subscriber line services in early June 2004. We expect to continue to adjust tariffs and offer a variety of promotional packages from time to time in response to increasing competition and our cost effectiveness from economies of scale.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our cellular services network, and on developing our asymmetrical digital subscriber line network, which enables transmission of digital information at a high bandwidth over existing telephone lines. In particular, we have enhanced our telecommunication services through:

•	the introduction of a voice over Internet protocol exchange system in our long distance telephone network;

•	the implementation of a network modernization program, including a gradual transfer from our public switched telephone network to a system based on the Internet protocol, to remain at the forefront of new technologies;

•	the development of an intelligent network for fixed line services;

•	the deployment of a high-capacity long-haul dense wavelength division multiplexing system and a nationwide Internet protocol backbone network with 320 gigabits per second giga switching routers for Internet and Internet protocol-virtual private network services; and

•	the expansion and upgrade of our cellular services network, including the rollout of general packet-switched radio service.

As a result, we incurred aggregate capital expenditures of NT$128.4 billion over the period from January 1, 2001 to December 31, 2003.

We expect our capital expenditures to decrease in future periods. See “—Capital Expenditures.”

We expect to focus our future capital expenditures on the following main areas:

•	the rollout of our third generation cellular services network;

•	the expansion of our asymmetrical digital subscriber line services and Internet and related infrastructure to enhance our Internet platform, as well as to meet the growing demand for data, multimedia and interactive services;

•	the expansion of our fiber-to-the-building systems to support increased demand for higher bandwidth; and

•	the development of an advanced information technology infrastructure to improve our operations support, management and customer service information systems.

Provisions for pension payments to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. For 2001, 2002 and 2003, personnel expenses represented 37.1%, 30.7% and 32.6%, respectively, of our total operating costs and expenses, and pension costs represented 21.6%, 10.5% 10.3%, respectively, of our personnel expenses. The table below sets forth information regarding personnel expenses, depreciation and amortization and other operating costs and expenses and the percentages of these operating costs and expenses to our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2001		2002		2003
	(in billions of NT$, except for percentages)
Operating costs and expenses:
Personnel expenses
Pension(1)	11.2	8.1%	4.0	3.2%	4.2	3.4%
Salaries and bonus	40.6	29.0	34.0	27.5	37.0	29.2
Total personnel expenses	51.8	37.1	38.0	30.7	41.2	32.6
Depreciation and amortization—costs of services	36.6	26.2	37.9	30.6	39.2	31.0
Depreciation and amortization—operating expenses	2.3	1.6	2.4	2.0	2.4	1.9
Other	49.1	35.1	45.4	36.7	43.7	34.5

Total operating costs and expenses	139.8	100.0%	123.7	100.0%	126.5	100.0%

(1)	Does not include NT$97 million, NT$106 million and NT$37 million of pension costs associated with employees engaged in construction projects that were capitalized and not treated as personnel expenses for 2001, 2002 and 2003, respectively.

The following table sets forth our personnel expenses (divided into pension and non-pension portions) allocated by categories of operating costs and expenses:

	For the year ended December 31,
	2001		2002		2003
	(in billions of NT$, except for percentages)
Personnel expenses
Cost of Services
Pension	7.4	14.3%	2.5	6.5%	2.5	6.2%
Non-pension	26.9	52.0	22.0	57.8	23.3	56.6

Total	34.3	66.3	24.5	64.3	25.8	62.8
Sales and Marketing
Pension	2.6	5.0	1.1	2.8	1.2	2.9
Non-pension	9.3	18.0	8.1	21.4	9.5	23.0

Total	11.9	23.0	9.2	24.2	10.7	25.9
General and Administration
Pension	0.7	1.3	0.2	0.6	0.3	0.6
Non-pension	2.5	4.7	2.1	5.5	2.2	5.3

Total	3.2	6.0	2.3	6.1	2.5	5.9
Research and Development
Pension	0.5	1.0	0.2	0.6	0.2	0.6
Non-pension	1.9	3.7	1.8	4.8	2.0	4.8

Total	2.4	4.7	2.0	5.4	2.2	5.4

Total personnel expenses	51.8	100.0%	38.0	100.0%	41.2	100.0%

In connection with our planned privatization, we are obligated to fully fund our existing defined benefit pension plans prior to the time of our privatization. After completion of our privatization, our continuing employees will be deemed to have commenced employment as of the date our privatization is completed for seniority purposes under our pension plans in effect after privatization.

Pension costs decreased as the termination benefit was either fully paid or accrued at the end of 2001, and all prior service costs were fully amortized by the end of 2001. We expect our ongoing annual pension costs for the fiscal years immediately following the completion of our privatization to be approximately NT$6 billion.

Taxation

The current corporate income tax rate in the Republic of China is 25%. We have benefited from tax incentives generally available to technology companies in the Republic of China, including tax credits of up to 30% (25% prior to February 2002) of the amount of some of our research and development, automation and employee training expenditures. Starting in 2001, we qualify for tax benefits at the rate of 5% to 20% for the amount of our investment in qualified equipment and technology. In addition, we qualify for tax benefits regarding our investment in the areas affected by the September 21, 1999 earthquake at the rate of 20% of our investments. As a result, our effective tax rate was 20.3%, 22.6% and 17.9% for 2001, 2002 and 2003, respectively.

In 1997, the Income Tax Law of the Republic of China was amended to integrate corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year are assessed with a 10% retained earnings tax. See “Item 10. Additional Information —E. Taxation—Republic of China Taxation—Dividends.” Historically, this has not had an impact on our financial results of operations, because the major portion of our earnings was distributed to the government by way of dividends. If we decide to retain a substantial portion of our earnings in the future, we may be assessed with retained earnings tax and our effective tax rate may exceed the corporate income tax rate.

Change in our fiscal year end

Pursuant to a revision in the Republic of China Budget Law on October 29, 1998, we, as a state-owned enterprise, were required by the government to change our financial reporting year, starting in 2000, from a fiscal year ending on June 30 to a calendar year. We prepared financial statements under U.S. GAAP for the year ended June 30, 2000, and we transitioned to a calendar year for U.S. GAAP reporting purposes with effect from January 1, 2001.

Critical Accounting Policies

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate these estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, estimated useful lives of long-lived assets, investments in unconsolidated companies, pension benefits and accounting for income taxes. We base these estimates and judgments on our historical experience and other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We recognize revenues for our services in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104. We record service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset subsidy costs are paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, and are recognized as a cost of service when incurred. Usage revenues from fixed line services, cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

One-time subscriber connection fees are deferred and recognized over the average expected customer service periods, which we evaluate on a continual basis. For example, the average expected customer service period for fixed line services revenues has declined over time from 15 years at December 31, 2000 to 13 years at December 31, 2003, and the average expected customer service period for cellular services revenues has declined over time from 6 years at December 31, 2001 to 5 years at December 31, 2003, while the average expected customer service periods for the other service lines have remained relatively the same over the same period. If our estimates of these customer service periods become longer, the amortization of our deferred income could be adversely affected, which is also dependent on the amount of one-time connection fees received from subscribers.

Allowance for Doubtful Accounts

We maintain allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable by operating segment based on past experience and current collection trends that are expected to continue. Our evaluation also includes the length of time the receivables are past due, geographic concentrations and the general business environment. If changes in these factors occur, or the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely affected.

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets and are primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the amount of depreciation and amortization expense to be recorded during the reported period. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in a future period. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations.

If at January 1, 2003 we would have determined that the remaining useful lives for our property, plant and equipment were shorter or longer by one year than what we used in the preparation of our financial statements, our recorded depreciation expense would have increased by approximately NT$10.7 billion or decreased by approximately NT$7.5 billion, respectively, for 2003.

Investments in Unconsolidated Companies

We hold investments in other companies that we account for under the equity method or cost method of accounting, depending on our ability to exert significant influence over the entity in which we are investing. The amounts for our equity-method investments generally represent our cost of the initial investment adjusted for our share of the investee’s income or loss and any dividends received. Any excess in our acquisition cost over our share of the investee’s net assets is recorded as goodwill and is generally amortized by the straight-line method over five years. All of the equity-method goodwill had been fully amortized at June 30, 1999. The amounts for our cost-method investments where the securities are not publicly traded generally represent our cost of the initial investment less any adjustments we make when we determine that an investment’s net realizable value is less than its carrying cost.

The process of assessing whether a particular cost-method investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these long-term investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the net asset values as well as the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of U.S. companies, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment is less than the book value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence.

Estimating the net realizable value of investments in privately held companies can be inherently subjective and may contribute to significant volatility in our reported results of operations. For example, if the investment environment worsens in 2004, we may incur an impairment in our equity or cost method investments.

Pension Benefit

The amounts recognized in our financial statements related to pension benefits are determined on an actuarial basis that utilizes several different assumptions in the calculation of such amounts. Significant assumptions used in determining our pension benefits are the discount rate, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and the average remaining years of service for employees. In addition, because we are required to fully fund our pension plans on or prior to the date of our privatization to enable us to meet the requirements of making full benefit payments to our existing employees, we have made an assumption of the privatization date in determining the amount of the pension benefit.

We use long-term historical actual return information and estimate future long-term investment returns by reference to external sources to develop the expected long-term return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments with the same period to maturity as the estimated period to maturity of the pension benefit. We assume the rate of increase in compensation levels and average remaining years of service based on historical data. We assume the privatization date is December 31, 2004 based on the current plan as stated by the Ministry of Transportation and Communications. Any changes in one or more of these assumptions could impact our pension benefit.

A decrease in the discount rate or in the expected return on assets would increase the reported obligation. For example, if the discount rate in 2003 used in determining this obligation were 0.25% lower, it would generate NT$310 million increase in the obligation reported on the balance sheet and NT$55 million decrease in the benefit costs. Similarly, if the expected return on assets assumption were 0.25% lower, it would generate NT$209 million increase in benefit cost, and a similar increase to the obligation reported on the balance sheet. A reasonable change in the estimate of health care cost assumptions or a delay of the privatization date by one year would not materially affect our pension obligation or related benefit costs.

Accounting for Income Taxes

Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We measure deferred tax assets and liabilities using statutory tax rates that, if changed, would result in either an increase or a decrease in the provision for income taxes in the period of change. A one-percentage point increase in the statutory income tax rate as of December 31, 2003 would have decreased our net income by approximately NT$576 million.

We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, we cannot assure you that we would not need to increase the valuation allowance to cover additional deferred tax assets that may not be realizable. Any increase in the valuation allowance could have a material adverse effect on our income tax provision and net income in the period in which such determination is made.

We had a valuation allowance of NT$3,764 million on our deferred tax asset balance as of December 31, 2003, which was primarily for the tax benefit from our provision for doubtful accounts and the timing differences between U.S. GAAP reporting and the taxable base for the 10% undistributed earnings tax. We do not have a valuation allowance on other components of the deferred tax asset, as we believe these benefits will be fully realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, the realizability of our deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

Our Financial Reporting Obligations

Our audited financial statements included in this annual report are prepared under U.S. GAAP. As a state owned enterprise, we prepare certain unaudited financial data on a monthly and quarterly basis and audited financial statements on a semiannual and annual basis in accordance with our internal accounting principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises. These internal accounting principles, which we refer to as Chunghwa Telecom Internal Accounting Principles, have been approved by the government.

We are also required to prepare on an annual basis audited financial statements subject to the review and adjustment of the Ministry of Audit in accordance with the Audit Law of the Republic of China and other relevant laws and regulations. As a result, we may publish up to three separate audited annual financial statements, including financial statements prepared under U.S. GAAP, the Chunghwa Telecom Internal Accounting Principles and the accounting standards used by the government, for so long as the government, together with any entity more than 50% owned by the government, owns at least 50% of our common shares.

Until we are privatized, we plan to make available the following unaudited financial statements prepared in accordance with U.S. GAAP at the same time that we make available unaudited financial statements for the same periods prepared in accordance with Chunghwa Telecom Internal Accounting Principles as required by Republic of China law:

•	financial statements for the three months ended March 31 of each fiscal year;

•	financial statements for the three months and six months ended June 30 of each fiscal year; and

•	financial statements for the three months and nine months ended September 30 of each fiscal year.

In addition, until we are privatized, we plan to make available audited annual financial statements prepared in accordance with U.S. GAAP at the same time that we make available our annual financial statements prepared in accordance with Chunghwa Telecom Internal Accounting Principles as required by Republic of China law.

The Chunghwa Telecom Internal Accounting Principles and the accounting standards used by the government differ in significant respects from each other and from U.S. GAAP. In addition, the government may require that adjustments be made in accordance with the Audit Law of the Republic of China to our financial statements prepared under the Chunghwa Telecom Internal Accounting Principles. However, these adjustments have not had any material impact on our financial statements presented in this annual report. The financial statements presented in this annual report have been prepared in accordance with U.S. GAAP and were not subject to adjustment under the government review and audit process. You should not rely on our audited financial statements prepared under the Chunghwa Telecom Internal Accounting Principles or our financial statements audited by the government for purposes of comparison with our financial statements prepared under U.S. GAAP.

In addition, dividends paid to our shareholders have historically been determined based on our net income determined in accordance with the Chunghwa Telecom Internal Accounting Principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state owned enterprises. Dividends to be paid subsequent to our privatization will be determined in accordance with ROC GAAP.

A.	Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2001	2002	2003
	(in NT$ billions)
Revenues:
Fixed line
Local	56.5	51.8	48.4
Domestic long distance	18.0	14.0	13.4
International long distance	20.6	15.7	15.7

Total fixed line	95.1	81.5	77.5

Wireless
Cellular	56.7	62.9	66.2
Paging	1.3	1.1	0.6

Total wireless	58.0	64.0	66.8

Internet and data:
Internet	15.2	20.8	25.9
Data	13.6	10.4	9.7

Total Internet and data	28.8	31.2	35.6
Other	2.5	2.7	2.6

Total revenues	184.4	179.4	182.5

Operating costs and expenses:
Costs of services(1)	72.7	58.1	59.6
Marketing(1)	21.9	20.2	20.0
General and administrative(1)	3.5	2.7	2.7
Research and development(1)	2.8	2.4	2.6
Depreciation and amortization —costs of services	36.6	37.9	39.2
Depreciation and amortization —operating expenses	2.3	2.4	2.4

Total operating costs and expenses	139.8	123.7	126.5

Income from operations	44.6	55.7	56.0
Other income	3.7	2.5	2.2
Other expenses	1.4	1.3	0.6
Income before income tax	46.9	56.9	57.6
Income tax	9.5	12.8	10.3

Net income	37.4	44.1	47.3

(1)	Excludes related depreciation and amortization.

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2001	2002	2003
	(as percentages of total revenues)
Revenues:
Fixed line
Local	30.6%	28.9%	26.5%
Domestic long distance	9.8	7.8	7.4
International long distance	11.2	8.7	8.6

Total fixed line	51.6	45.4	42.5

Wireless
Cellular	30.7	35.1	36.3
Paging	0.7	0.6	0.3

Total wireless	31.4	35.7	36.6

Internet and data:
Internet	8.2	11.6	14.2
Data	7.4	5.8	5.3

Total Internet and data	15.6	17.4	19.5
Other	1.4	1.5	1.4

Total revenues	100.0	100.0	100.0

Operating costs and expenses:
Costs of services(1)	39.4	32.4	32.7
Marketing(1)	11.9	11.2	10.9
General and administrative(1)	1.9	1.5	1.5
Research and development(1)	1.5	1.4	1.4
Depreciation and amortization— costs of services	19.9	21.1	21.5
Depreciation and amortization— operating expenses	1.2	1.4	1.3

Total operating costs and expenses	75.8	69.0	69.3

Income from operations	24.2	31.0	30.7
Other income	2.0	1.4	1.2
Other expenses	0.8	0.7	0.3
Income before income tax	25.4	31.7	31.6
Income tax	5.1	7.1	5.7

Net income	20.3%	24.6%	25.9%

(1)	Excludes related depreciation and amortization.

Year ended December 31, 2002 compared with year ended December 31, 2003

Revenues

Our revenues increased by 1.7% from NT$179.4 billion in 2002 to NT$182.5 billion (US$5.4 billion) in 2003. This increase was primarily due to increases in revenues from our cellular services and our Internet services, which were partially offset by decreases in revenues from our fixed line services.

Fixed Line Services

Fixed line revenues comprised 45.4% and 42.5% of our revenues in 2002 and 2003, respectively.

Local telephone services. Our local telephone revenues decreased by 6.5% from NT$51.8 billion in 2002 to NT$48.4 billion (US$1.4 billion) in 2003. This decrease was primarily due to a 15.0% decline in traffic volume from 34.3 billion minutes in 2002 to 29.1 billion minutes in 2003. This decline in traffic volume was primarily due to a migration of non-HiNet Internet subscribers from dial-up to broadband Internet access, the continued traffic migration from fixed line services to cellular services, and increasing market competition. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan. This decline in traffic volume was partially offset by a 3.2% increase in average local usage fees, reflecting a decrease in users of our discounted Internet tariff package. Our local interconnection revenues increased by NT$0.2 billion between these two periods because of an increase in interconnection minutes with other fixed line operators.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 4.1% from NT$14 billion in 2002 to NT$13.4 billion (US$0.4 billion) in 2003. This decrease was mainly due to a decrease in traffic volume from 6.8 billion minutes in 2002 to 6.2 billion minutes in 2003. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to cellular services and increased competition from other fixed line operators. We expect this trend to continue but at a slower pace as broadband and cellular services become more widely adopted in Taiwan.

International long distance telephone services. Our international long distance telephone revenues remained relatively constant at NT$15.7 billion in 2002 and 2003. Although our international long distance calls increased by 29.9% between 2002 and 2003, the average usage fees declined by 21.5% resulting from increases in our promotional packages and wholesale minutes, which were generally offered at discounted rates. Our international settlement revenues decreased by 8.5% from NT$4.2 billion in 2002 to NT$3.8 billion (US$0.1 billion) in 2003. This decrease was primarily due to the continued decline in international settlement rates.

Wireless Services

Wireless revenues comprised 35.7% and 36.6% of our revenues in 2002 and 2003, respectively. Our cellular services grew as a percentage of our revenues from 35.1% in 2002 to 36.3% in 2003. Our paging services decreased as a percentage of our revenues from 0.6% in 2002 to 0.3% in 2003.

Cellular services. Our cellular services revenues increased by 5.3% from NT$62.9 billion in 2002 to NT$66.2 billion (US$1.9 billion) in 2003. This increase was primarily due to a 11.4% increase in the number of cellular subscribers from 7.4 million as of December 31, 2002 to 8.3 million as of December 31, 2003, as well as an increase in outgoing traffic volume from 7.0 billion minutes in 2002 to 7.7 billion minutes in 2003. The increases in the number of subscribers and traffic volume were driven largely by increasing penetration of cellular services, the traffic migration from fixed line services to cellular services as cellular services become more widely adopted in Taiwan, and our continued offering of handset subsidies. The effects of these increases were partially offset by a decrease in minutes of usage per user.

Paging services. Our paging revenues decreased by 43.8% from NT$1.1 billion in 2002 to NT$0.6 billion (US$17 million) in 2003. This decrease was primarily due to a 47.5% decrease in the number of paging subscribers resulting from the continued customer migration to cellular services, as cellular services become more widely adopted in Taiwan.

Internet and Data Services

Internet and data revenues comprised 17.4% and 19.5% of our revenues in 2002 and 2003, respectively. Our Internet and data revenues increased by 14.0% from NT$31.2 billion in 2002 to NT$35.6 billion (US$1.0 billion) in 2003. This increase was principally due to increases in revenues attributable to our Internet services, which was partially offset by decreases in our revenues from data services.

Internet services. Our revenues attributable to Internet services increased by 24.7% from NT$20.8 billion in 2002 to NT$25.9 billion (US$0.8 billion) in 2003. This increase was largely due to an increase in the number of our asymmetrical digital subscriber line subscribers from 1.7 million as of December 31, 2002 to 2.4 million as of December 31, 2003. This increase was also due to a 7.0% increase in the number of our HiNet subscribers from 3.3 million as of December 31, 2002 to 3.6 million as of December 31, 2003. Calls to HiNet are recorded as part of our Internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our Internet and data revenue. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenue.

Data services. Revenues from our data services decreased by 7.3% from NT$10.4 billion in 2002 to NT$9.7 billion (US$0.3 billion) in 2003. A substantial portion of our data revenues was derived from our leased line services. Despite increased demand for higher speed leased lines, our leased line tariffs have declined significantly due to competition from other fixed line operators and international leased line service providers and a migration of domestic leased line users to asymmetrical digital subscriber line services. The effects of these tariff decreases were partially offset by increases in our bandwidth.

Other

Other revenues comprised 1.5% and 1.4% of our revenues in 2002 and 2003, respectively.

Our other revenues decreased by 3.8% from NT$2.7 billion in 2002 to NT$2.6 billion (US$76 million) in 2003. This decrease in other revenues was principally due to a decline in revenues from sales of telephone-directory advertising, and revenues from billing handling services.

Operating Costs and Expenses

Our operating costs and expenses increased by 2.3% from NT$123.7 billion in 2002 to NT$126.5 billion (US$3.7 billion) in 2003. This increase was primarily due to increases in our costs of services, depreciation and amortization expenses and research and development expenses. As a percentage of revenues, operating costs and expenses increased from 68.9% in 2002 to 69.3% in 2003.

Costs of Services

Costs of services include personnel expenses, international settlement costs, handset subsidies, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of services increased by 2.6% from NT$ 58.1 billion in 2002 to NT$59.6 billion (US$1.8 billion) in 2003. Our personnel expenses, excluding pension costs, increased by 6.2% from NT$22.0 billion in 2002 to NT$23.3 billion (US$0.7 billion) in 2003. This increase was primarily due to (1) an NT$0.9 billion increase in compensation expense related to a discount offered to employees who participated in our priority share subscription program and (2) an NT$0.2 billion increase in healthcare expenses relating to increases in healthcare rates for our employees and their families.

Our other costs of services increased by 0.2% from NT$33.7 billion in 2002 to NT$33.8 billion (US$1.0 billion) in 2003, primarily as a result of: (1) an NT$1.0 billion increase in cellular handset subsidies, (2) an NT$0.7 billion increase in interconnection fees between cellular operators, (3) an NT$0.9 billion decrease in international settlement payments, and (4) an NT$0.5 billion decrease in international telephone line rental.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 0.9% from NT$20.2 billion in 2002 to NT$20.0 billion (US$0.6 billion) in 2003. Our personnel expenses, excluding pension costs, increased by 16.1% from NT$8.1 billion in 2002 to NT$9.5 billion (US$0.3 billion) in 2003. This increase was primarily due to (1) an NT$0.8 billion increase in personnel expenses, including salaries and bonuses, attributable to recruitment of 628 new staff, and (2) an NT$0.6 billion increase in compensation expenses related to a discount offered to employees who participated in our priority share subscription program. Our marketing expenses, excluding personnel expenses, decreased by 14.9% from NT$11.0 billion in 2002 to NT$9.3 billion (US$0.3 billion) in 2003. This decrease was primarily due to an NT$1.7 billion decline in provisions for bad debt as a result of improvements on our customer credit control.

General and Administrative

Our general and administrative expenses increased by 3.0% from NT$2.6 billion in 2002 to NT$2.7 billion (US$80 million) in 2003. This increase was principally due to an NT$130 million increase in compensation expense related to a discount offered to employees who participated in our priority share subscription program.

Research and Development

Our research and development expenses increased by 6.3% from NT$2.4 billion in 2002 to NT$2.6 billion (US$77 million) in 2003. This increase was principally due to an NT$125 million increase in the compensation expense related to a discount offered to our employees who participated in our priority share subscription program.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 3.2% from NT$40.3 billion in 2002 to NT$41.6 billion (US$1.2 billion) in 2003. This increase was due to the expansion of our global system for mobile communications network, such as a global system for mobile communications exchange and signal transmitter-receiver.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Wireless (1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the year ended December 31, 2003
Operating costs and expenses	32.2	1.9	8.3	20.9	16.7	1.1	81.1
Unallocated corporate expenses							3.8

Total operating costs and expenses							84.9

Depreciation and amortization	22.1	1.3	0.6	5.8	10.8	0.8	41.4
Unallocated corporate expenses							0.2

Total depreciation and amortization							41.6

As of and for the year ended December 31, 2002
Operating costs and expenses	32.2	2.1	9.1	20.7	14.6	0.7	79.4
Unallocated corporate expenses							4.0

Total operating costs and expenses							83.4

Depreciation and amortization	23.1	1.3	0.5	5.6	8.8	0.8	40.1
Unallocated corporate expenses							0.2

Total depreciation and amortization							40.3

1)	Includes cellular and paging services.

Local telephone services.

Our local telephone operating expenses, excluding depreciation and amortization, remained relatively constant at NT$32.2 billion (US$0.9 billion) in 2002 and 2003. Our depreciation and amortization expenses relating to local telephone services decreased by 4.4% from NT$23.1 billion in 2002 to NT$22.1 billion (US$0.6 billion) in

2003. The decrease was primarily due to a decrease in depreciation and amortization expenses resulting from the reallocation of network equipment that was originally dedicated to our local telephone services to our asymmetrical digital subscriber line services.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, decreased by 12.4% from NT$2.1 billion in 2002 to NT$1.9 billion (US$56 million) in 2003. This decrease was primarily due to an NT$0.1 billion decrease in personnel costs resulting from a decline in the number of employees after organizational restructuring, and an NT$0.2 billion decrease in provisions for bad debt. Our depreciation and amortization expenses relating to domestic long distance telephone services remained relatively constant at NT$1.3 billion (US$39 million) in 2002 and 2003.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, decreased by 8.5% from NT$9.1 billion in 2002 to NT$8.3 billion (US$0.2 billion) in 2003. This decrease was primarily due to an NT$0.9 billion decrease in international settlement expenditure and an NT$0.1 billion increase in roaming charges resulting from increased traffic volume in international long distance telephone services. Our depreciation and amortization expenses relating to international long distance telephone services increased by 12.0% from NT$0.5 billion in 2002 to NT$0.6 billion (US$18 million) in 2003. This increase was primarily due to an increase in depreciation and amortization expenses resulting from equipment expansion relating to international long distance telephone services.

Wireless Services

Our wireless operating expenses, excluding depreciation and amortization, increased by 0.9% from NT$20.7 billion in 2002 to NT$20.9 billion (US$0.6 billion) in 2003. This increase was primarily due to (1) an NT$0.3 billion increase in personnel costs, (2) an NT$ 0.6 billion increase in interconnection fees between cellular operators resulting from increased mobile phone services, (3) an NT$0.9 billion increase in handset subsidies attributable to the increased number of customers, (4) an NT$0.2 billion increase in research and development expenses, (5) an NT$1.5 billion decrease in provisions for bad debt, and (6) an NT$0.3 billion decrease in paging costs. Our depreciation and amortization expenses relating to wireless services increased by 4.2% from NT$5.6 billion in 2002 to NT$5.8 billion (US$0.2 billion) in 2003. This increase was primarily due to the increase in depreciation costs attributable to the new addition of our mobile exchange and signal transmitter and receiver asymmetrical digital subscriber line.

Internet and Data Services

Our Internet and data operating expenses, excluding depreciation and amortization, increased by 14.7% from NT$14.6 billion in 2002 to NT$16.7 billion (US$0.5 billion) in 2003. This increase was primarily due to (1) an NT$0.3 billion increase in personnel costs attributable to a continuous expansion in the asymmetrical digital subscriber line business, (2) an NT$0.3 billion increase in the compensation expense related to a discount offered to our employees who participated in our priority share subscription program, (3) an NT$0.1 billion increase in franchise fees and provisions for bad debt, (4) an NT$0.1 billion increase in marketing expenses and commissioning fees, and (5) an NT$1.1 billion increase in resources sharing expenses resulting from our expansion in the asymmetrical digital subscriber line business. Our depreciation and amortization expenses relating to Internet and data services increased by 22.1% from NT$8.8 billion in 2002 to NT$10.8 billion (US$0.3 billion) in 2003. This increase was primarily due to an NT$0.1 billion increase in depreciation and amortization expenses attributable to an increase in purchase of Internet value-added equipment, and an NT$1.9 billion increase in depreciation and amortization expenses resulting from an increased use of asymmetrical digital subscriber line equipment and broadband.

Operating Income and Operating Margin

As result of the factors described above, our operating income increased by 0.5% from NT$55.7 billion in 2002 to NT$56.0 billion (US$1.6 billion) in 2003. Our operating margin decreased from 31.1% in 2002 to 30.7% in 2003.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the year ended December 31, 2003
Income from operations	7.5	8.1	3.8	27.8	12.3	0.5	60.0
Elimination of intersegment income	(13.4)	2.1	3.0	12.3	(4.2)	0.2	—

	(5.9)	10.2	6.8	40.1	8.1	0.7	60.0

Unallocated corporate expenses							(4.0)

Total income from operations							56.0

As of and for the year ended December 31, 2002
Income from operations	11.0	7.3	3.6	24.9	11.9	1.2	59.9
Elimination of intersegment income	(14.5)	3.3	2.5	12.8	(4.1)	—	—

	(3.5)	10.6	6.1	37.7	7.8	1.2	59.9

Unallocated corporate expenses							(4.2)

Total income from operations							55.7

(1)	Includes cellular and paging services.

As a result of the factors described above, in 2002 compared to in 2003: (1) our local telephone service operating losses increased by 67.0% from NT$3.5 billion to NT$5.9 billion (US$0.2 billion), (2) our domestic long distance telephone service operating income decreased by 2.9% from NT$10.6 billion to NT$10.2 billion (US$0.3 billion), (3) our international long distance telephone service operating income increased by 10.9% from NT$6.1 billion to NT$6.8 billion (US$0.2 billion), (4) our wireless service operating income increased by 6.4% from NT$37.7 billion to NT$40.1 billion (US$1.2 billion) and (5) our Internet and data service operating income increased by 3.4% from NT$7.8 billion to NT$8.1 billion (US$0.2 billion).

Our management evaluates our business segments taking into account internal and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income and Other Expenses

Our other income decreased by 11.3% from NT$2.5 billion in 2002 to NT$2.2 billion (US$65 million) in 2003. The decrease in our other income was primarily due to an NT$307 million decrease in penalties paid by cellular subscribers for early termination in 2003 compared to 2002.

Our other expenses decreased by 56.0% from NT$1.3 billion in 2002 to NT$0.6 billion (US$18 million) in 2003. This decrease was largely due to (1) an NT$224 million decrease in foreign exchange loss, (2) an NT$232 million decrease in long-term equity investment loss recognized by the equity method, (3) an NT$143 million decrease in interest expenses of long-term and short-term borrowings, and (4) an NT$124 million decrease in calamity losses.

Income Tax

Our income tax was NT$12.8 billion in 2002, compared to NT$10.3 billion (US$0.3 billion) in 2003.

Our effective tax rate was 22.6% in 2002 and 17.9% in 2003. The lower effective tax rate in 2003 was largely due to an NT$2.3 billion increase in investment credit.

Net Income

As a result of the factors described above, our net income increased by 7.3% from NT$44.1 billion in 2002 to NT$47.3 billion (US$1.4 billion) in 2003.

Our net margin was 24.6% in 2002 and 25.9% in 2003.

Year ended December 31, 2001 compared with year ended December 31, 2002

Revenues

Our revenues decreased by 2.7% from NT$184.4 billion in 2001 to NT$179.4 billion in 2002. This decrease was primarily due to decreases in revenues from our fixed line services, which were partially offset by increases in revenues from our cellular services and our Internet and data services.

Fixed Line Services

Fixed line revenues comprised 51.6% and 45.4% of our revenues in 2001 and 2002, respectively.

Local telephone services. Our local telephone revenues decreased by 8.3% from NT$56.5 billion in 2001 to NT$51.8 billion in 2002. This decrease was primarily due to a 25.2% decline in traffic volume from 45.8 billion minutes in 2001 to 34.3 billion minutes in 2002. This decline in traffic volume was primarily due to a migration of non-HiNet Internet subscribers from dial-up to broadband Internet access, the continued traffic migration from fixed line services to cellular services, and an economic slowdown in Taiwan. This decline in traffic volume was partially offset by an 8.6% increase in average local usage fees, reflecting a decrease in users of our discounted Internet tariff packages. In 2002, we began receiving payments from other operators in connection with their obligation to contribute to the provision of universal telecommunications services. We recognized NT$0.7 billion in revenues from these operators in 2002. Our local interconnection revenues increased by NT$0.5 billion between these two years because of an increase in interconnection minutes with other fixed line operators.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 22.1% from NT$18.0 billion in 2001 to NT$14.0 billion in 2002. This decrease was mainly due to a decrease in traffic volume from 7.9 billion minutes in 2001 to 6.8 billion minutes in 2002 and the full-year effect of a tariff adjustment in April 2001. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to cellular services and increased competition from other fixed line operators. In addition, revenues related to domestic long distance interconnection decreased by NT$1.0 billion due to traffic migration from fixed line services to cellular services and a decrease in interconnection fees.

International long distance telephone services. Our international long distance telephone revenues decreased by 23.8% from NT$20.6 billion in 2001 to NT$15.7 billion in 2002. This decrease was primarily due to a decrease in average usage fees and a loss in market share due to increased competition. Our international settlement revenues decreased by 9.3% from NT$4.6 billion in 2001 to NT$4.2 billion in 2002. This decrease was primarily due to the continued decline in international settlement rates.

Wireless Services

Wireless revenues comprised 31.4% and 35.7% of our revenues in 2001 and 2002, respectively. Our cellular services grew as a percentage of our revenues from 30.7% in 2001 to 35.1% in 2002. Our paging services decreased as a percentage of our revenues from 0.7% in 2001 to 0.6% in 2002.

Cellular services. Our cellular services revenues increased by 11.0% from NT$56.7 billion in 2001 to NT$62.9 billion in 2002. This increase was primarily due to a 19.4% increase in the number of cellular subscribers from 6.2 million as of December 31, 2001 to 7.4 million as of December 31, 2002, as well as an increase in outgoing traffic volume from 6.2 billion minutes in 2001 to 7.0 billion minutes in 2002. The increases in the number of subscribers and traffic volume were driven largely by increasing penetration of cellular services combined with lower tariffs for these services and the continued availability of handset subsidies. The effects of these increases were partially offset by a decrease in minutes of usage per user and reduced tariffs.

Paging services. Our paging revenues decreased by 21.6% from NT$1.3 billion in 2001 to NT$1.1 billion in 2002. This decrease was primarily due to a 33.8% decrease in the number of paging subscribers resulting from the continued customer migration to cellular services.

Internet and Data Services

Internet and data revenues comprised 15.6% and 17.4% of our revenues in 2001 and 2002, respectively. Our Internet and data revenues increased by 8.4% from NT$28.8 billion in 2001 to NT$31.2 billion in 2002. This increase was principally due to increases in revenues attributable to our Internet services, which was partially offset by decreases in our revenues from data services.

Internet services. Our revenues attributable to Internet services increased by 36.6% from NT$15.2 billion in 2001 to NT$20.8 billion in 2002. This increase was largely due to an increase in the number of our asymmetrical digital subscriber line subscribers from 857,130 as of December 31, 2001 to 1.7 million as of December 31, 2002. This increase was also due to a 20.8% increase in the number of our HiNet subscribers from 2.7 million as of December 31, 2001 to 3.3 million as of December 31, 2002. Calls to HiNet are recorded as part of our Internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our Internet and data revenue. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenue.

Data services. Revenues from our data services decreased by 23.2% from NT$13.6 billion in 2001 to NT$10.4 billion in 2002. A substantial portion of our data revenues were derived from our leased line services. Despite increased demand for higher speed leased lines, our leased line tariffs have declined significantly due to competition from other fixed line operators and international leased line service providers and a migration of domestic leased line users to asymmetrical digital subscriber line services. The effects of these tariff decreases were partially offset by increases in our bandwidth and number of leased lines.

Other

Other revenues comprised 1.4% and 1.5% of our revenues in 2001 and 2002, respectively.

Our other revenues increased by 8.0% from NT$2.5 billion in 2001 to NT$2.7 billion in 2002. This increase in other revenues was principally due to revenues generated from our corporate solution services and billing handling services.

Operating Costs and Expenses

Our operating costs and expenses decreased by 11.5% from NT$139.8 billion in 2001 to NT$123.7 billion in 2002. This decrease was primarily due to decreases in our costs of services. As a percentage of revenues, operating costs and expenses decreased from 75.8% in 2001 to 69.0% in 2002.

Costs of Services

Costs of services include personnel expenses, international settlement costs, handset subsidies, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of services decreased by 20.1% from NT$72.7 billion in 2001 to NT$58.1 billion in 2002. This decrease was principally due to reductions in our pension costs, other personnel expenses and certain other costs of services discussed below. Pension costs decreased by 66.7% from NT$7.4 billion in 2001 to NT$2.5 billion in 2002, primarily because we had already fully funded by December 31, 2001 our pension obligations required for our privatization plan. Our personnel expenses, excluding pension costs, decreased by 18.4% from NT$26.9 billion in 2001 to NT$22.0 billion in 2002. This decrease was primarily due to an increase in the number of our employees who retired pursuant to an early retirement plan we implemented during 2001. Our other costs of services decreased by 12.3% from NT$38.4 billion in 2001 to NT$33.7 billion in 2002, primarily as a result of: (1) a decrease in spectrum usage fees due to the cancellation of unused spectrum; (2) a reduction in international settlement costs resulting from decreases in international settlement rates; and (3) a reduction in our cellular handset subsidies, from NT$4.8 billion to NT$3.9 billion, due to a decrease in the number of new cellular services subscribers, partially offset by an NT$1.5 billion increase in interconnection fees from NT$3.4 billion to NT$4.9 billion. In addition, our other costs of services in 2001 were affected by the write-off of the residual value of our advanced mobile phone service as a result of our discontinuation of this service.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 7.8% from NT$21.9 billion in 2001 to NT$20.2 billion in 2002. Pension costs relating to our marketing activities decreased by 59.2% from NT$2.6 billion in 2001 to NT$1.1 billion in 2002, primarily because we had already fully funded by December 31, 2001 our pension obligations required for our privatization plan. Our personnel expenses, excluding pension costs, decreased by 12.6% from NT$9.3 billion in 2001 to NT$8.1 billion in 2002. This decrease was primarily due to an increase in the number of our marketing employees who retired pursuant to an early retirement plan we implemented during 2001, partially offset by an NT$1.0 billion increase in provisions for bad debt from NT$3.9 billion to NT$4.9 billion, because of an increase in accounts receivable with respect to our cellular services.

General and Administrative

Our general and administrative expenses decreased by 23.3% from NT$3.5 billion in 2001 to NT$2.7 billion in 2002. Pension costs relating to our general and administrative activities decreased by 63.9% from NT$0.7 billion in 2001 to NT$0.2 billion in 2002, primarily because we had already fully funded by December 31, 2001 our pension obligations required for our privatization plan. Our personnel expenses, excluding pension costs, decreased by 14.1% from NT$2.4 billion in 2001 to NT$2.1 billion in 2002. This decrease was primarily due to an increase in the number of our general and administrative employees who retired pursuant to an early retirement plan we implemented during 2001.

Research and Development

Our research and development expenses decreased by 13.4% from NT$2.8 billion in 2001 to NT$2.4 billion in 2002. Research and development expenses were equivalent to 1.5% and 1.4% of our revenues in 2001 and 2002, respectively. Pension costs relating to our research and development activities decreased by 58.5% from NT$0.5 billion in 2001 to NT$0.2 billion in 2002, primarily because we had already fully funded by December 31, 2001 our pension obligations required for our privatization plan. Our personnel expenses, excluding pension costs, decreased by 3.6% from NT$1.9 billion in 2001 to NT$1.8 billion in 2002. This decrease was primarily due to an increase in the number of our research and development employees who retired pursuant to an early retirement plan we implemented during 2001.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 3.5% from NT$38.9 billion in 2001 to NT$40.3 billion in 2002, due principally to the expansion of our global system for mobile communications network and our asymmetrical digital subscriber line network.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Wireless (1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the year ended December 31, 2002
Operating costs and expenses	32.2	2.1	9.1	20.7	14.6	0.7	79.4
Unallocated corporate expenses							4.0

Total operating costs and expenses							83.4

Depreciation and amortization	23.1	1.3	0.5	5.6	8.8	0.8	40.1
Unallocated corporate expenses							0.2

Total depreciation and amortization							40.3

	Local	Domestic Long Distance	International Long Distance	Wireless (1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the year ended December 31, 2001
Operating costs and expenses	42.4	4.1	12.4	20.4	16.9	1.1	97.3
Unallocated corporate expenses							3.6

Total operating costs and expenses							100.9

Depreciation and amortization	23.6	1.4	0.8	4.9	7.7	0.4	38.8
Unallocated corporate expenses							0.1

Total depreciation and amortization							38.9

(1)	Includes cellular and paging services.

Local telephone services.

Our local telephone operating expenses decreased by 23.8% from NT$42.4 billion in 2001 to NT$32.2 billion in 2002. This decrease was primarily due to: (1) an NT$4.0 billion decrease in pension costs, because we had already fully funded by December 31, 2001 the pension obligations required by our privatization plan, (2) an NT$3.8 billion decrease in personnel expenses as a result of the increase in the number of employees who retired pursuant to an early retirement plan we implemented during 2001, (3) an NT$1.2 billion decrease in costs of materials and (4) an NT$0.4 billion decrease in maintenance costs. Our depreciation and amortization expenses relating to local telephone services decreased by 2.2% from NT$23.6 billion in 2001 to NT$23.1 billion in 2002. This decrease was primarily due to the decrease in investments in our local fixed line network.

Domestic long distance telephone services.

Our domestic long distance telephone operating expenses decreased by 47.5% from NT$4.1 billion in 2001 to NT$2.1 billion in 2002. This decrease was primarily due to (1) a decrease in personnel expenses as a result of the increase in the number of employees who retired pursuant to an early retirement plan we implemented during 2001, (2) a decrease in pension costs primarily because we had already fully funded by December 31, 2001 the pension obligations required by our privatization plan and (3) decreases in spectrum usage fees, due to the cancellation of unused spectrum. Our depreciation and amortization expenses relating to domestic long distance telephone services decreased by 6.4% from NT$1.4 billion in 2001 to NT$1.3 billion in 2002. This decrease was primarily due to the decrease in investment in our domestic long distance telephone network.

International long distance telephone services.

Our international long distance telephone operating expenses decreased by 27.4% from NT$12.4 billion in 2001 to NT$9.1 billion in 2002. This decrease was primarily due to: (1) an NT$1.4 billion decrease in international settlement payments resulting from the decrease in international settlement fee rates, (2) a decrease in personnel expenses as a result of the increase in the number of employees who retired pursuant to an early retirement plan we implemented during 2001, and (3) a decrease in pension costs primarily because we had already fully funded by

December 31, 2001 the pension obligations required by our privatization plan. Our depreciation and amortization expenses relating to international long distance telephone services decreased by 33.0% from NT$0.8 billion in 2001 to NT$0.5 billion in 2002. This decrease was primarily due to the decrease in investments in our international long distance telephone networks.

Wireless Services.

Our wireless operating expenses increased by 1.2% from NT$20.4 billion in 2001 to NT$20.7 billion in 2002. This increase was primarily due to (1) an increase in personnel expenses as the number of employees increased, (2) an increase in interconnection fees and (3) an increase in license fees, partially offset by (a) a decrease in costs of materials, (b) a decrease in spectrum usage fees and (c) a decrease in pension costs primarily because we had already fully funded by December 31, 2001 the pension obligations required by our privatization plan. Our depreciation and amortization expenses relating to wireless services increased by 15.6% from NT$4.9 billion in 2001 to NT$5.6 billion in 2002. This increase was primarily due to the expansion of our global system for mobile communications network.

Internet and Data Services.

Our Internet and data operating expenses decreased by 13.8% from NT$16.9 billion in 2001 to NT$14.6 billion in 2002. This decrease was primarily due to an NT$2.8 billion decrease in personnel expenses as a result of the increase in the number of employees who retired pursuant to an early retirement plan we implemented during 2001. Our depreciation and amortization expenses relating to Internet and data services increased by 15.2% from NT$7.7 billion in 2001 to NT$8.8 billion in 2002. This increase was primarily due to the increase in equipment investments for asymmetrical digital subscriber line services.

Operating Income and Operating Margin

As a result of the factors described above, our operating income increased by 24.9% from NT$44.6 billion in 2001 to NT$55.7 billion in 2002. Our operating margin increased from 24.2% in 2001 to 31.0% in 2002.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Wireless (1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the year ended December 31, 2002
Income from operations	11.0	7.3	3.6	24.9	11.9	1.2	59.9
Elimination of intersegment income	(14.5)	3.3	2.5	12.8	(4.1)	(—)	—

	(3.5)	10.6	6.1	37.7	7.8	1.2	59.9

Unallocated corporate expenses							(4.2)

Total income from operations							55.7

	Local	Domestic Long Distance	International Long Distance	Wireless (1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the year ended December 31, 2001
Income from operations	6.4	7.7	5.1	19.5	8.7	0.9	48.3
Elimination of intersegment income	(15.9)	4.8	2.3	13.2	(4.5)	0.1	—

	(9.5)	12.5	7.4	32.7	4.2	1.0	48.3

Unallocated corporate expenses							(3.7)

Total income from operations							44.6

(1)	Includes cellular and paging services.

As result of the factors described above, in 2001 compared to 2002: (1) our local telephone service operating losses decreased by 62.7% from NT$9.5 billion to NT$3.5 billion, (2) our domestic long distance telephone service operating income decreased by 15.7% from NT$12.5 billion to NT$10.6 billion, (3) our international long distance telephone service operating income decreased by 16.7% from NT$7.4 billion to NT$6.1 billion, (4) our wireless service operating income increased by 15.0% from NT$32.7 billion to NT$37.7 billion and (5) our Internet and data service operating losses increased by 85.1% from NT$4.2 billion to NT$7.8 billion.

Other Income and Other Expenses

Our other income decreased by 31.9% from NT$3.7 billion in 2001 to NT$2.5 billion in 2002. The decrease in our other income was primarily due to: (1) an NT$0.5 billion decrease in interest income from our investments in short-term commercial paper and (2) an NT$0.3 billion decrease in long-term investment income.

Our other expenses decreased by 7.9% from NT$1.4 billion in 2001 to NT$1.3 billion in 2002. This decrease was largely due to a decrease in interest expenses resulting from a decline in long-term and short-term interest rates, which was partially offset by an increase in long-term investment losses.

Income Tax

Our income tax was NT$9.5 billion in 2001, compared to NT$12.8 billion in 2002.

Our effective tax rate was 20.3% in 2001 and 22.6% in 2002. The lower effective tax rate in 2001 was largely due to an NT$2.6 billion in deferred income taxes, as well as NT$0.5 million in tax savings arising out of our investment in qualified equipment and technology.

Net Income

As a result of the factors described above, our net income increased by 18.0% from NT$37.4 billion in 2001 to NT$44.1 billion in 2002.

Our net margin was 20.3% in 2001 and 24.6% in 2002.

B.	Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2001		2002		2003
Net cash provided by operating activities	NT$	73.1	NT$	91.3	NT$	93.6	US$	2.8
Net cash used in investing activities		(53.7)		(55.3)		(32.2)		(1.0)
Net cash used in financing activities		(38.9)		(33.0)		(55.5)		(1.6)
Net increase (decrease) in cash and cash equivalents		(19.5)		3.0		5.9		0.2
Cash and cash equivalents at beginning of period		24.1		4.6		7.6		0.2
Cash and cash equivalents at end of period		4.6		7.6		13.5		0.4

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities.

For 2003, our net cash provided by operating activities amounted to NT$93.6 billion (US$2.8 billion), compared with NT$91.3 billion for 2002. This increase was primarily due to an NT$3.2 billion (US$0.1 billion) increase in net income. For 2002, our net cash provided by operating activities amounted to NT$91.3 billion compared with NT$73.1 billion for 2001. The 25.0% increase in our net cash provided by operating activities was primarily due to an increase in net income of NT$6.7 billion for 2002. In addition, our net cash provided by operating activities for 2001 was affected by our payment of an additional NT$7.1 billion in taxes on account of the preceding taxable period beginning on July 1, 2000 and ending on December 31, 2001. For 2001, our net cash provided by operating activities amounted to NT$73.1 billion.

Historically, net cash provided by operating activities has been sufficient to cover our capital expenditures, despite our high level of capital expenditure arising from the ongoing expansion and modernization of our networks. Our net cash used in investing activities decreased from NT$55.3 billion for 2002 to NT$32.2 billion (US$1.0 billion) for 2003, due principally to: (1) an NT$11.0 billion (US$0.3 billion) decrease in acquisition of fixed assets compared to 2002, and (2) our one-time NT$10.2 billion payment to the government in March 2002 for our third-generation cellular services concession. For 2002, our net cash used in investing activities amounted to NT$55.3 billion, compared with NT$53.7 billion for 2001. The most significant component of our net cash used in investing activities is capital expenditures. Although our capital expenditures decreased in 2002, we made an NT$10.2 billion payment to the government in March 2002 for our third-generation cellular services concession, causing our net cash used in investing activities to remain at a relatively constant level over the three- year period ended December 31, 2002.

For 2003, our net cash used in financing activities amounted to NT$55.5 billion (US$1.6 billion), primarily due to a NT$17.7 billion (US$0.5 billion) decrease in long-term borrowings. For 2002, our net cash used in financing activities amounted to NT$33.0 billion, which reflected primarily NT$33.8 billion of dividends paid during that period. For 2001, our net cash used in financing activities was NT$38.9 billion, which reflected primarily NT$56.0 billion of dividends paid during that period for the eighteen months ended December 31, 2000, partially offset by an increase in the net outstanding balance of our long-term borrowing.

Capital Resources

We have historically financed our substantial capital expenditure requirements with the cash flows from operations.

In future years, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our network combined with anticipated outlays for introduction of new services, including our third-generation cellular services. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information–A. Consolidated Statements and Other Financial Information.” Further, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to use the cash generated from operations and, to a lesser extent, debt financings primarily to meet our planned capital expenditures, planned dividend payments, repay debts and fulfill other commitments over the next 12 months.

As of December 31, 2003, our primary source of liquidity was NT$13.5 billion (US$0.4 billion) of cash and cash equivalents. All of our long-term loans are revolving facilities with a term of three years. We are not subject to any covenants under any of our long-term loan facilities.

In 1995, we and several other utilities in Taiwan that are controlled by the Republic of China government contributed to a fund that allows each of these utilities to borrow funds on an interest-free basis, up to the amount such utility contributed, for the purpose of pipeline construction in connection with its business. As of December 31, 2003, we have contributed NT$1 billion to this fund, and are not required to make any additional contributions in the future. As of December 31, 2003, we had total outstanding long-term borrowings of NT$0.7 billion from this fund. We were not required to provide any collateral to secure these borrowings.

We have a revolving credit facility with a term of one year. As of December 31, 2003, we had not made any drawdowns under this facility. We are not subject to any covenant for borrowings under this facility. In the past, we had from time to time issued commercial paper to fund our working capital needs. As of December 31, 2003, all of our commercial paper had been repaid. We may issue commercial paper in the future for our short-term cash requirements.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Set forth below are our total contractual obligations for the repayment of our debt as of December 31, 2003.

	Total	2004	2005-2006	2007-2008	After 2008
	(in billions of NT$)
Contractual Obligations
Long-term debt	0.7	—	0.4	0.3	—

Capital Expenditures

The following table sets forth a summary of our capital expenditures, according to our principal lines of business, for the periods indicated.

	For the Year ended December 31,
	2001		2002		2003
	(in billions of NT$, except percentages)
Capital Expenditures
Fixed line	22.7	42.9%	21.3	49.4%	9.3	28.8%
Cellular	12.7	23.9	4.8	10.9	7.9	24.6
Internet and data	16.2	30.6	16.0	36.9	14.3	44.3
Others	1.3	2.6	1.2	2.8	0.7	2.3

Total capital expenditures	52.9	100.0%	43.3	100.0%	32.2	100.0%

Capital expenditures amounted to NT$32.2 billion (US$0.9 billion) for 2003. In 2003, 28.8% of our capital expenditures were spent on fixed line services, 24.6% on cellular services, 44.3% on internet and data services and 2.3% on other items.

Capital expenditures amounted to NT$43.3 billion (US$1.2 billion) for 2002. In 2002, 49.4% of our capital expenditures was spent on fixed line services, 10.9% on cellular services, 36.9% on Internet and data services and 2.8% on other items.

Capital expenditures amounted to NT$52.9 billion for 2001. In 2001, 42.9% of our capital expenditures was spent on fixed line services, 23.9% on cellular services, 30.6% on Internet and data services and 2.6% on other items.

The following table sets forth a summary of our planned capital expenditures, according to our principal lines of business, for the year ending December 31, 2004.

	For the Year ending December 31, 2004
	(in billions of NT$, except percentages)
Capital Expenditures
Fixed line	5.1	21.9%
Cellular	5.5	23.6
Internet and data	11.9	51.1
Others	0.8	3.4

Total capital expenditures	23.3	100.0%

We expect fixed line investments to account for an increasingly smaller portion of our capital expenditures, and we expect cellular and Internet and data investments to account for an increasingly larger portion of our capital expenditures.

We expect our total capital expenditures to decline in future periods, because of: (1) a reduced need for significant spending on additional fixed line infrastructure; (2) lower spending on cellular services equipment, as the existing installed capacity is sufficient to meet our current needs; (3) an increased focus on value-added services, which require lower investment than basic infrastructure; and (4) our ability to reduce the procurement cost of broadband equipment.

Transactions with Related Parties

We have not extended any loans or credit to any of our directors, supervisors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for him or her to provide services not within his or her capacity as a director, supervisor or executive officer of our company, except that three of our directors who are also our employees receive salaries from our company in their capacity as our employees.

We currently own 40% of Taiwan International Standard Electronics. We have purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics. We acquired from Taiwan International Standard Electronics several telecommunications exchange facilities and related supplies and replacement parts for approximately NT$3.0 billion in 2001, NT$6.9 billion in 2002 and NT$4.5 billion (US$0.1 billion) in 2003. We believe that these transactions with Taiwan International Standard Electronics have been conducted on arm’s length terms.

Inflation/Deflation

The economy in Taiwan has experienced deflation since the turn of this century. Deflation in Taiwan was approximately 0.01%, 0.20% and 0.28% in 2001, 2002 and 2003, respectively. We do not believe that deflation in Taiwan has had a material impact on our results of operations.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, released Interpretation No. 46 Consolidation of Variable Interest Entities, or FIN 46, which requires that all primary beneficiaries of variable interest entities, or VIEs, consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46, or FIN 46R, to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. We do not have interests in special purpose entities and will apply the provisions of FIN 46R beginning with our first quarter 2004 financial statements.

C.	Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2001, 2002 and 2003, our research and development expenses excluding depreciation and amortization were approximately NT$2.8 billion, NT$2.4 billion and NT$2.6 billion (US$0.1 billion), respectively, or 1.5%, 1.4% and 1.4% of our revenues, respectively.

We currently have more than 1,200 researchers focusing on the following areas:

•	wireless communication;

•	broadband transmission and access;

•	Internet and multimedia applications;

•	network operation support;

•	customer service information;

•	advanced technologies research; and

•	customer premises equipment.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our asymmetrical digital subscriber line deployment, Internet-based call center, e-commerce platform, global standard for mobile communications billing system, a new telecommunications operation service system for all units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of December 31, 2003, we have been granted 148 domestic patents and 9 foreign patents.

D.	Trend Information

See “—Overview” for a discussion of the most significant recent trends that have had, and in the future may have, a material impact on our results of operations, financial condition and capital expenditures. In addition, see discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors, supervisors and executive officers and such person’s position as of March 31, 2004. There is no family relationship among any of these persons. Our board of directors has proposed to our shareholders to elect new directors and supervisors in our general shareholders’ meeting to be held on June 25, 2004. Once elected, our new directors and supervisors are expected to take their offices on June 26, 2004.

Name	Age	Position	Tenure with us
Tan Ho Chen	54	Chairman and Chief Executive Officer	1 year
Shyue-Ching Lu	55	Director, President and Chief Financial Officer	26 years
Oliver F.L. Yu	58	Director	2 years
Chiu –Kuei Huang	50	Director	6 months
Lo-Ming Chung	53	Director	7 months
Yu-Huei Jea	61	Director	6 years
Chung-Hsiung Wang	61	Director	1 year
Ching-Tern Huang	63	Director	1 year
Peter C. Lin	68	Director	3 years
Jing-Twen Chen	50	Director	3 years
Tse-Ming Chang	36	Director	2 years
Zse-hong Tsai	43	Director	2 years
Shih-Peng Tsai	55	Director	31 years
Yauh-Hong Lin	49	Director	25 years
Yi-Maw Lin	46	Director	30 years
Judy Fu-meei Ju	47	Supervisor	2 years
Ming-Daw Chang	51	Supervisor	5 months
Jui-Min Chen	49	Supervisor	2 years
Yeong-Chwan Hwang	49	Supervisor	5 years
Chun-Ming Hsieh	59	Senior Vice President	35 years
Feng-Hsiung Chang	59	Senior Vice President	34 years
Cheng-Chang Chen	64	Secretary General and Senior Vice President	40 years
John C.C. Hsueh	58	Executive Vice President	32 years
Jui-Hsiung Chen	64	Executive Vice President	40 years
Cheng-Tsun Chiang	56	Executive Vice President	32 years
Chin-Yi Yue	61	Executive Vice President	37 years
Shaio-Tung Chang	56	Executive Vice President	34 years
Yen-Sung Lee	54	Executive Vice President	30 years
Tse-Min Chen	64	Chief Accounting Officer	44 years

Tan Ho Chen is our Chairman and Chief Executive Officer. Mr. Ho Chen is also currently an Executive Officer of The National Land Policy Advisory Committee, Office of the President, Republic of China. Mr. Ho Chen was the Executive Vice Minister of the Ministry of Transportation and Communications from 2000 to 2001. Mr. Ho Chen holds a Master’s degree in regional and urban planning from Virginia Polytechnic Institute & State University and a Bachelor’s degree in civil engineering from Chung Hsing University and studied urban planning while on a Humphrey fellowship at Hunter College in New York.

Shyue-Ching Lu is a director and the President and Chief Financial Officer of our company. Dr. Lu was the Director General of the Department of Posts and Communications of the Ministry of Transportation and Communications from 1993 to 1994, and the Deputy Director General of the Directorate General of Telecommunications from 1994 to 1996. Dr. Lu holds a Ph.D. degree in electrical engineering from the University of Hawaii and a Bachelor of Science degree in engineering from the National Cheng Kung University in Taiwan.

Oliver F.L. Yu is a director of our company. Mr. Yu is also currently the Vice Minister of the Ministry of Transportation and Communications. Mr. Yu was the Director of Kaohsiung Harbor Bureau from 1996 to 2001, and the Director General of Civil Aeronautics Administration, Ministry of Transportation and Communications from 2001 to 2002. Mr. Yu holds a Master of Business Administration degree from the Institute of Management Science, National Chiao Tung University, and a Bachelor’s degree in transportation and communications management science from the National Cheng Kung University in Taiwan.

Chiu-Kuei Huang is a director of our company. Ms. Huang is also currently the Director of Labor Relations Department of the Council of Labor Affairs (CLA). Ms. Huang was the Director of the Labor Condition Department from 2002 to 2003. She graduated from the Institute of Labor Science, Chinese Culture University, with a Master’s degree.

Lo-Ming Chung is a director of our company. Mr. Chung is also currently the chief financial officer of China Steel Corporation. He holds a Master of Business Administration (MBA) degree from Arizona State University, the United States, and a Bachelor degree from National Taiwan University.

Yu-Huei Jea is a director of our company. Dr. Jea is also a Senior Counselor of the Ministry of Transportation and Communications. Dr. Jea was the Director General of the Department of Posts and Telecommunications from 1994 to 1996, and the Director General of the Directorate General of Telecommunications from 1996 to 1997. Dr. Jea holds a Ph.D. degree from the University of Texas at Austin.

Chung-Hsiung Wang is a director of our company. Mr. Wang is also the Director-General of the Keelung Harbor Bureau, the Ministry of Transportation and Communications. Mr. Wang was the Chief-Secretary of the Keelung Harbor Bureau between May 1992 and May 1994, and the Deputy Director-General of the same institution between May 1994 and January 2002. He holds a Master’s degree in shipping and transportation management from National Taiwan Ocean University. He also serves as a Commissioner of the Tariff Stipulating Commission of the Ministry of Transportation and Communications.

Ching-Tern Huang is a director of our company. Mr. Huang is also a Director-General of the Kaohsiung Harbor Bureau, the Ministry of Transportation and Communications. Mr. Huang was the Director of the Hualien, Keelung and Taichung Harbor Bureaus from 1994 to 2001. He graduated from the National Taiwan Ocean University.

Peter C. Lin is a director of our company. Dr. Lin is also a Professor and Director of the Institute of Management and Operation at Kao Yuan Institute of Technology in Taiwan and an advisor to the President of the Republic of China. Dr. Lin was the Director of the Institute of Economics of the National Sun Yat-Sen University in Taiwan from August 1996 to September 2001. Dr. Lin holds a Ph.D degree in agricultural economics from the University of Wisconsin—Madison.

Jing-Twen Chen is a director of our company. Dr. Chen is also a Professor at the Department of Finance of the National Central University in Taiwan. Dr. Chen holds a Ph.D degree in finance from the National Taiwan University of Science and Technology.

Tse-Ming Chang is a director of our company. Mr. Chang is also currently the Chairman of Taipei Digital Content Protection Association, a Director of China Multimedia Association and a Director of Atlas Internet & Life International, Inc. Mr. Chang holds a Master of Business Administration degree and a Bachelor’s degree in International Business from the National Taiwan University.

Zse-hong Tsai is a director of our company. Dr. Tsai is also currently a Professor of Electrical Engineering at the National Taiwan University, a member of Telecommunications Advisory Board of the Ministry of Transportation and Communications, Group Leader of National Telecommunication Program Office, Broadband Internet Group, and a Director of the Broadcasting Development Fund. Mr. Tsai holds a Ph.D. degree and a Master of Science degree in electrical engineering from the University of California, and a Bachelor of Science degree in electrical engineering from the National Taiwan University.

Shih-Peng Tsai is a director of our company. Mr. Tsai is also currently a representative of Member’s Convention, Chunghwa Telecom Workers Union, and serves as Manager of our SeeKoo Service Center. Mr. Tsai graduated from Ta Tung Junior Technological College of Commerce.

Yauh-Hong Lin is a director of our company. Mr. Lin is also currently a representative of Member’s Convention, Chunghwa Telecom Workers Union, and serves as Technical Assistant at Network Department of our Central Taiwan Business Group. Mr. Lin graduated from the Kuang Hwa Vocational High School of Technology.

Yi-Maw Lin is a director of our company. Mr. Lin is also currently a representative of Member’s Convention and a member of Publication Editorial Committee, Chunghwa Telecom Workers Union, a Standing Director of Taichung Branch, Chunghwa Telecom Workers Union, and serves as Assistant Engineer at Network Department of our Central Taiwan Business Group. Mr. Lin graduated from the Chin-Yi Institute of Technology. Mr. Lin is currently studying public administration and information management at the National Open University in Taiwan.

Judy Fu-meei Ju is a supervisor of our company. Ms. Ju also serves as the Third Department Director General of the Executive Yuan and as a public prosecutor in the Taiwan Superior Court Prosecutor’s Office. Ms. Ju holds a Ph.D. degree of law from the National Taiwan University.

Ming-Daw Chang is a supervisor of our company. Mr. Chang is currently the Deputy Director General of Bureau of Monetary Affairs of the Ministry of Finance. Mr. Chang worked for MOF since 1985 and BOMA since 1991. Mr. Chang holds a Master’s degree in law from the Law Department of the Chinese Culture University.

Jui-Min Chen is a supervisor of our company. Mr. Chen is currently the Director of the Department of Accounting of the Ministry of Transportation and Communications. Mr. Chen was previously the Director of the Department of Accounting of the Coast Guard Administration, the Executive Yuan. Mr. Chen graduated from the College of Business, Department of Accounting, Feng Chia University.

Yeong-Chwan Hwang is a supervisor of our company. Mr. Hwang is also currently the Director of Accounting Office and the Deputy Director of Accounting Management Center of the Directorate General of Budget, Accounting and Statistics of the Executive Yuan. Mr. Hwang holds a Master’s degree from Soochow University and a Bachelor’s degree in accounting from the Fu Jen Catholic University, both in Taiwan.

Chun-Ming Hsieh is a Senior Vice President of our company. Mr. Hsieh is also a director of Taipei Financial Center Corp. Mr. Hsieh served as Deputy Managing Director of the Central Taiwan Telecommunications Administration from 1994 to 1996. Mr. Hsieh holds a Bachelor’s degree in electrical engineering from the National Cheng-Kung University and a Master’s degree in management science from the National Chiao Tung University, both in Taiwan.

Feng-Hsiung Chang is a Senior Vice President of our company. Mr. Chang is also a director of Siemens Telecommunications Systems and Chunghwa Investment Co., Ltd. Mr. Chang served as Deputy Managing Director of the Northern Taiwan Telecommunications Administration from 1994 to 1996. Mr. Chang holds a Bachelor’s degree from Chung-Hsing University and a Master of Business Administration degree from the National Chiao Tung University, both in Taiwan.

Cheng-Chang Chen is the Secretary General and a Senior Vice President of our company. Mr. Chen is also a supervisor of Siemens Telecommunications Systems Limited and a director of Chunghwa Investment Co., Ltd. Mr. Chen served as Managing Director of the Personnel Department of the Directorate General of Telecommunications from 1992 to 1995 and the Secretary General of the Directorate General of Telecommunications in 1996. Mr. Chen holds a Bachelor’s degree in business administration from the National Cheng Kung University and a Master of Business Administration degree from the National Chiao Tung University, both in Taiwan.

John C.C. Hsueh is an Executive Vice President of our company. Dr. Hsueh is also a member of the board of directors of International Telecommunications Development Corp. Dr. Hsueh served as Vice President of our

Northern Taiwan Business Division from 1996 to 1998 and as President of our Telecommunications Laboratories from 1998 to 2000. Dr. Hsueh holds a Ph.D. degree in electrical engineering and computer science from Northwestern University.

Jui-Hsuing Chen is an Executive Vice President of our company. Mr. Chen is also a director of International Telecommunications Development Corporation, one of our affiliates. Mr. Chen served as Managing Director of the Central Taiwan Telecommunications Administration Office of the Directorate General of Telecommunications from 1994 to 1996. Mr. Chen holds a Bachelor’s degree from the National Cheng Kung University in Taiwan.

Cheng-Tsun Chiang is an Executive Vice President of our company. Mr. Chiang is also a director of International Telecommunications Development Corp. Mr. Chiang served as the Managing Director for our Network Department from 1999 to 2001. Mr. Chiang holds a Master’s degree from Feng Chia University in Taiwan.

Chin-Yi Yue is an Executive Vice President of our company. Mr. Yue is also a supervisor to the International Telecommunications Development Corp. Mr. Yue served as Vice President for our Long Distance and Mobile Division from 1996 to 2000 and Vice President of our Long Distance Communications Administration from 1994 to 1996. Mr. Yue holds a Master’s degree in electrical engineering from the National Taiwan University.

Shaio-Tung Chang is an Executive Vice President of our company. Mr. Chang is also a director of International Communications Development Corp. and Chunghwa Investment Co., Ltd. Mr. Chang was the general manager of our Marketing Department from 1996 to 2001. Mr. Chang holds a Master of Business Administration degree from the National Chiao Tung University in Taiwan.

Yen-Sung Lee is an Executive Vice President of our company. Mr. Lee is also a supervisor of International Communications Development Corp. Mr. Lee was the general manager of our Information Department from 1996 to 2002. Mr. Lee is also a supervisor of RPTI International and holds a Ph.D. degree in information science from the National Chiao Tung University in Taiwan.

Tse-Min Chen is our chief accounting officer. Mr. Chen served as the division chief of the Accounting Department of the Directorate General of Telecommunications and supervisor of Taipei Financial Co., Ltd. Mr. Chen received a Bachelor’s degree in accounting and statistics from Tamkang University in Taiwan.

B.	Compensation

The aggregate amount of compensation that we paid to our directors, supervisors and executive officers for services performed as our directors, supervisors, officers or employees was NT$33.9 million, NT$30.2 million and NT$27.9 million (US$0.82 million) for 2001, 2002 and 2003, respectively. None of our directors receives any benefits upon expiration of his or her service as director. Under our Articles of Incorporation, the compensation of our directors and supervisors may not exceed 0.2% of our distributable retained earnings and may be approved only pursuant to a validly convened shareholders’ meeting.

C.	Board Practices

Members of our board of directors are elected by our shareholders. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. The term of office for each of our directors is three years.

Our Articles of Incorporation provide for a 15-member board of directors, of which at least one fifth must be comprised of expert representatives. The Republic of China government enacted a law requiring each state-owned company to have at least one fifth of its directors designated by the government to be labor union representatives.

Our Articles of Incorporation provide that we should have four supervisors. In accordance with the Republic of China Company Law, our supervisors are elected by our shareholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements by the board of directors, calling of and giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our Articles of Incorporation or the resolutions of our shareholders.

In the event preferred shares are outstanding, the holder of these preferred shares will be entitled to appoint one director and one supervisor. Under the Telecommunications Act of the Republic of China, the preferred shares may only be issued to the Ministry of Transportation and Communications. See “Description of Share Capital – Preferred Shares”.

Under the Republic of China Company Law, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. All of our directors and supervisors are representatives of the Ministry of Transportation and Communications. However, the Ministry of Transportation and Communications has agreed that at least two directors will not have any current or previous affiliation with either the Ministry of Transportation and Communications or us, and that these two directors will not be removed or replaced during their three-year terms of office, except for cause.

The business address of our directors, supervisors and executive officers is the same as our registered address.

The Sarbanes-Oxley Act of 2002 directs the Securities and Exchange Commission to require U.S. national securities exchanges, such as the New York Stock Exchange, and national securities associations to adopt rules that prohibit the listing of any security of an issuer that is not in compliance with the relevant audit committee requirements set forth in such act. We do not currently have an audit committee or an audit committee financial expert. We intend, however, to fully comply with all applicable rules and regulations and New York Stock Exchange listing requirements regarding the need for, and composition of, an audit committee, and SEC rules and regulations and New York Stock Exchange listing requirements regarding audit committee financial experts. The Securities and Exchange Commission adopted final rules relating to the audit committee requirements on April 1, 2003. The related New York Stock Exchange listing requirements for non-U.S. issuers are required to be adopted and come into effect by July 31, 2005. Prior to forming an audit committee, our board of directors is responsible for performing the functions that our audit committee will, upon establishment, perform.

D.	Employees

All of our employees are located in Taiwan and all are employed on a full-time basis. As of December 31, 2003, approximately 64.4% of our employees had university, graduate or post-graduate degrees. We intend to improve our operational efficiency by reducing personnel costs. We offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2001, which resulted in a reduction in our workforce of 6,480 employees, or approximately 20% of our total workforce before the implementations of these voluntary retirement programs. In addition, we offered a voluntary retirement program on July 1, 2003, which resulted in a reduction of 181 employees. We have recently offered a voluntary retirement program beginning on May 1, 2004, which resulted in a reduction of 486 employees. According to our internal preliminary estimate, based on our employees’ years of service, age and current retirement regulations, more than 4,000 of our employees may choose to retire upon the completion of our privatization.

	As of December 31,
	2001	2002	2003
Employees
Technical	19,203	15,888	15,722
Operations	9,971	11,090	11,391
Administrative	2,247	1,991	1,959

Total	31,421	28,969	29,072

As of December 31, 2003, approximately 99% of our employees were members of our principal labor union. Our collective bargaining agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees.

We have successfully addressed the concerns over job security raised by our labor union during the initial stages of our privatization process, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and the Taiwan Telecommunications Industry.” We consider our relations with our workers to be good. We have never experienced a work stoppage or a general strike. However, during our offering of ADSs in July 2003, our labor union threatened a strike, which did not occur. We intend to implement a performance-based pay structure to provide better incentives for our employees.

Before we may distribute dividends to our shareholders, commencing from the first fiscal year after our privatization, we are required by our articles of incorporation to distribute to our employees and to our directors and supervisors specified percentages of the distributable amount as bonuses. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

E.	Employee Stock Subscription Program

The Ministry of Transportation and Communications has adopted a regulation that requires us to establish a priority share subscription program for our employees in connection with our privatization. Under this program, our employees may subscribe on a priority basis for up to 476,858,252 of our common shares to be offered by the Ministry of Transportation and Communications in one or more offerings prior to our privatization. As long as our employees agree not to transfer these shares for two or three years, they receive a discount of 10% or 20%, respectively, from the offering price. As of the date of this annual report, 149,137,859 of our common shares, representing 1.5% of our outstanding common shares, were sold under this program. In addition, our employees will be entitled to purchase a small amount of additional common shares at their par value per share of NT$10, if these employees have subscribed for shares under our priority share subscription program and held those shares for at least one year. As of the date of this annual report, the Ministry of Transportation and Communications had sold 4,171,322 of our common shares to our employees at par value, representing less than 0.1% of our outstanding common shares. At the time that we are privatized, the Ministry of Transportation and Communications may allocate up to an additional 476,858,252 common shares for a one-time subscription by our employees.

Under the Statute of Chunghwa Telecom Co., Ltd. and our Articles of Incorporation, whenever we issue new shares for cash, we need to reserve up to 10% of the new shares to be issued for subscription by our employees.

F.	Share Ownership

As of December 31, 2003, our directors, supervisors and executive officers held in the aggregate 224,423 of our common shares, representing a negligible percentage of our outstanding common shares. As of the same date, we do not have any outstanding or unexercised options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 27, 2004, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for (1) the shareholders known by us to own at least 5.0% of our outstanding common shares and (2) all directors, supervisors and executive officers as a group. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

	As of June 26, 2001		As of December 25, 2002		As of August 5, 2003		As of April 27, 2004
Name	Number	Percent	Number	Percent	Number	Percent	Number	Percent
The Ministry of Transportation and Communications	9,197,730,104	95.34	7,896,533,299	81.85	6,366,203,649	65.99	6,265,468,718	64.94
The Bank of New York in its capacity as ADS depositary	—	—	—	—	1,090,102,000	11.30	1,109,249,190	11.50
Cathay Life Insurance Co., Ltd.(1)	—	—	664,971,000	6.89	723,133,000	7.5	723,133,000	7.50

(1)	Cathay Life Insurance Co., Ltd. is a wholly owned subsidiary of Cathay Financial Holdings Co., Ltd., which is a widely held public company in the Republic of China.

As of April 27, 2004, (1) Taiwan Cellular Corporation owned 282,000,000, or 2.92%, (2) Chunghwa Post Co., Ltd. owned 110,537,000, or 1.15%, (3) Fubon Life Assurance Co., Ltd. owned 65,509,000, or 0.68%, (4) Chase Custody Capital Income Builder Inc. owned 55,900,000, or 0.58%, (5) Bureau of Labor Insurance owned 49,787,000, or 0.52%, (6) Shin Kong Life Insurance Co., Ltd. owned 36,575,000, or 0.38%, and (7) Chase Custody Capital World Growth and Income Fund Inc. owned 31,974,000, or 0.33% of our outstanding common shares, respectively. Pursuant to a resolution of the board of directors of Taiwan Cellular Corporation on December 8, 2003, Taiwan Cellular Corporation will dispose of all its shareholding in us from time to time depending on market conditions. Taiwan Cellular Corporation sold 124,019,000 shares of our common shares in the form of American depositary shares in January 2004.

The Ministry of Transportation and Communications owned 9,196,806,888, or 95.33%, 7,896,533,299, or 81.85%, and 6,268,758,620, or 64.98%, of our outstanding common shares as of December 31, 2001, 2002 and 2003, respectively. Following the completion of our privatization, the Ministry of Transportation and Communications will issue certain preferred shares. Under our Articles of Incorporation, the holder of preferred shares is entitled to certain rights, including the right to act as our director and/or supervisor. See “Item 10. Additional Information—Share Capital—Preferred Shares.”

B.	Related Party Transactions

Related Party Transactions Policies

We have not extended any loans or credit to any of our directors, supervisors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for them to provide services not within his or her capacity as a director, supervisor or executive officer of our company, except that three of our directors who are also our employees receive salaries from our company in their capacity as our employees.

We currently own 40% of Taiwan International Standard Electronics. We have purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics. We acquired from Taiwan International Standard Electronics several telecommunications exchange facilities and related supplies and replacement parts for approximately NT$3.0 billion in 2001, NT$6.9 billion in 2002 and NT$4.5 billion (US$132 million) in 2003. We believe that these transactions with Taiwan International Standard Electronics have been conducted on arms’ length terms.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

Except as described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings,” we are not currently involved in material litigation or other proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability.

As for our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the fiscal years ended June 30, 1998 and 1999, for the 18 months ended December 31, 2000, and the years ended December 31, 2001, 2002 and 2003. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate, to the Republic of China government and, in the case of our dividend distribution for the 18 months ended December 31, 2000, the years ended December 31, 2001, 2002 and 2003, also to our public shareholders.

	Cash dividend per common share			Total dividends
				(in billions)
Fiscal year ended June 30, 1998	NT$	4.99		NT$	48.1
Fiscal year ended June 30, 1999		4.76			45.9
18 months ended December 31, 2000		5.80			56.0
Year ended December 31, 2001		3.50			33.8
Year ended December 31, 2002		4.00			38.6
Year ended December 31, 2003		4.50	(1)		43.4	(1)

(1)	This amount was proposed by our board of directors for approval of our shareholders at our annual shareholders’ meeting of 2004 scheduled on June 25, 2004.

We have historically distributed cash dividends to our shareholders equal to approximately 90% of our annual net income. We intend to maintain this dividend payout ratio in the future, including after our privatization, subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. The amount of our net income is determined for these purposes in accordance with Chunghwa Telecom Internal Accounting Principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state owned enterprises. Our net income after our privatization will be determined in accordance with ROC GAAP. The amount of our net income determined for purposes of calculating our annual dividend payout may differ from the amount of our net income determined in accordance with U.S. GAAP.

In the past, we have periodically paid to the government, at its request, amounts in anticipation of dividends that the government, as our sole shareholder, expected to approve at our next annual shareholders meeting. These payments have been recorded as shareholder advances. In January 2000, a payment of NT$13.0 billion was made to the government in this regard in anticipation of dividends in respect of the fiscal period beginning on July 1, 1999 and ended on December 31, 2000. This amount was refunded by the government to us, without interest, on December 28, 2000.

B.	Significant Changes

We have not experienced any significant changes since the date of the annual financial statements for 2003.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange since October 27, 2000. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on May 10, 2004 was NT$54.5 per share.

	Closing price per common share				Average daily trading volume	Taiwan Stock Exchange Index
	High		Low			High	Low
					(in thousands of common shares)
2000
October (since October 27)	NT$	100.5	NT$	94.0	1,169	5,805.2	5,544.2
November		97.0		84.0	11,885	6,089.6	4,845.2
December		96.5		75.0	3,868	5,384.4	4,614.6
2001
First Quarter		84.0		61.0	4,561	6,104.2	4,894.8
Second Quarter		68.5		46.4	3,023	5,608.5	4,768.6
Third Quarter		47.5		39.6	2,430	4,886.9	3,493.8
Fourth Quarter		56.0		44.0	3,588	5,551.2	3,446.3
2002
First Quarter		52.5		48.8	1,968	6,242.6	5,488.3
Second Quarter		55.0		49.9	2,347	6,462.3	5,071.8
Third Quarter		55.0		43.2	2,475	5,416.5	4,186.0
Fourth Quarter		51.5		45.7	2,133	4,823.7	3,850.0
2003
First Quarter		58.0		50.0	2,977	5,078.8	4,260.5
Second Quarter		54.5		49.7	5,505	5,048.9	4,139.5
Third Quarter		53.0		45.8	6,925	5,757.9	5,017.8
Fourth Quarter		54.0		47.5	6,932	6,142.3	5,581.7
2004
First Quarter
January		53.0		49.4	9,889	6,386.3	6,041.6
February		55.5		52.0	10,718	6,750.5	6,241.3
March		59.5		55.0	17,142	7,034.1	6,132.6
Second Quarter
April		58.0		53.5	7,146	6,880.1	6,117.8
May (through May 10)		55.5		53.5	8,683	6,188.1	5,825.1

Source: Bloomberg; Taiwan Stock Exchange.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q205. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York

Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on May 10, 2004 was US$16.63 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS		Average ADS Daily Trading Volume
	High	Low
	US$	US$
2003
Third Quarter (from July 23)	14.95	13.42	813,917
Fourth Quarter	15.90	13.95	577,360
2004
First Quarter	17.85	14.93	431,242
Second Quarter
April	18.18	16.51	473,667
May (through May 10)	17.79	16.50	440,367

Source: NYSE.

As of May 10, 2004, a total of 110,975,000 ADSs and 9,647,724,900 of our shares were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC. As of May 10, 2004, 1,109,749,190 shares were registered in the name of a nominee of The Bank of New York, the depositary under the deposit agreement.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Set forth below is information relating to our capital structure, including brief summaries of material provisions of our Articles of Incorporation, the Republic of China Securities and Exchange Law, the Republic of China Company Law, the Statute of Chunghwa Telecom Co., Ltd. and the Telecommunications Act, all as currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation, the Republic of China Securities and Exchange Law, the Republic of China Company Law, the Statute of Chunghwa Telecom Co., Ltd. and the Telecommunications Act.

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our Articles of Incorporation, includes (i) Telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the Republic of China, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) design, engineering and operation of information software and hardware service businesses and (v) other businesses incidental or related to our company’s telecommunications business operations.

General

Our authorized capital is NT$96,477,249,020, divided into 9,647,724,900 common shares, par value NT$10 per share, all of which are issued and outstanding and in registered form, and two non-transferable preferred shares. These preferred shares are to be issued for a three-year term at par value of NT$10 per share to the Ministry of Transportation and Communications upon completion of our privatization.

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owns approximately 64.94% of our outstanding common shares as of the date of this annual report. The remainder of our outstanding shares are held by public shareholders and other investors. We do not have any other equity in the form of preferred shares, convertible bonds or otherwise outstanding as of the date of this annual report.

Directors

Under ROC Company Law, our board of directors, in conducting our business, shall act in accordance with laws and regulations, our Articles of Incorporation and the resolutions adopted at the meetings of shareholders. Where any resolution adopted by our board of directors contravenes laws, our articles of incorporation and the resolutions adopted at the meetings of shareholders, thereby causing loss or damage to us, all directors taking part in the adoption of such resolution shall be liable to compensate us for such loss or damage; however, those directors whose disagreement appears on record or is expressed in writing shall be exempted from liability.

If our board of directors decides, by resolution, to commit any act in violation of any law or our Articles of Incorporation, a supervisor or any shareholder who has continuously held our shares for a period of one year or longer may request our board of directors to discontinue such act. One or more shareholders who have held more than 3% of our issued and outstanding shares for over a year may require a supervisor to bring an action on our behalf against a director for losses suffered by us as a result of the director’s unlawful actions or failure to act by sending a written request to a supervisor. In addition, if our shareholders’ meeting resolves to institute an action against a director, we shall, within 30 days from the date of such resolution, institute such an action. In the case of a lawsuit between us and a director, a supervisor shall act on our behalf, unless otherwise provided by law; and our shareholders meeting may also appoint some other person to act on our behalf in a lawsuit.

In addition, our board of directors owes fiduciary duty to us. Our directors are liable to compensate us if they breach their fiduciary duty.

Preferred Shares

Under our Articles of Incorporation, the holder of preferred shares is entitled to the same rights as holders of common shares with respect to receiving distributions of dividends and bonuses, remaining assets available for distribution upon our dissolution, liquidation or winding up, distribution of retained earnings or capital reserve, or capital allocation.

In addition, the holder of preferred shares will be entitled to the same voting rights as holders of common shares at any of our meetings of holders of common shares.

The holder of preferred shares, or its nominated representative, will act as our director and/or supervisor during the existing period of the preferred shares. Any such representative is subject to removal and replacement by the Ministry of Transportation and Communications from time to time.

When we issue new shares for cash, the holder of preferred shares will be entitled to the same pre-emptive rights as holders of common shares.

Without the prior consent of the holder of preferred shares, we may not:

•	change our corporate name;

•	change the scope of our business; or

•	transfer the whole or a substantial portion of our business or assets.

The holder of preferred shares may not transfer its preferred shares. We must redeem all outstanding preferred shares at par value three years from the date of their issuance. We are required to cancel these preferred shares immediately after their redemption.

Dividends and Distributions

At each annual general shareholders’ meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of a dividend or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting.

We are not permitted to distribute dividends or make other distributions to shareholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Law also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to shareholders. Not less than 10% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Commencing with the first fiscal year immediately following our privatization, prior to distributing any dividends to our shareholders, we must first distribute (1) not less than 1% of the distributable amount to employees as bonuses and (2) not more than 0.2% of the distributable amount to directors and supervisors as bonuses. The above percentages may be adjusted, with our shareholders’ approval, according to our actual profits, capital budget and funding conditions of that year.

In addition, under the Statute of Chunghwa Telecom Co., Ltd., we are required to make up any shortfall in the required pension fund reserve within eight years after our incorporation. Consequently, if we record any extra earnings over our previous estimated earnings approved by the Legislative Yuan, these extra earnings shall be first allocated as our pension fund reserve.

Under the Republic of China Audit Law, the earnings and losses of a state owned enterprise are audited by the Ministry of Audit under the Control Yuan of the Republic of China. As a result, if the amount of our earnings or loses decided by the auditing authority is different from the amount approved at our shareholders’ meeting, the latter amount shall be adjusted accordingly to be identical with the former amount, and the dividends and bonuses approved at our shareholders’ meeting will be adjusted accordingly and reported to the shareholders at the next shareholders’ meeting.

Under our Articles of Incorporation, if we do not have current or retained earnings (excluding reserves) but our legal reserve exceeds 50% of our paid-in capital, we may use the excess amount to distribute dividends and bonuses. In addition, we are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves (including the legal reserve and capital surplus). However, amounts payable by capitalizing our legal reserve are limited to 50% of the total accumulated legal reserve and this capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

Changes in Share Capital

Under the Republic of China Company Law and the Statute of Chunghwa Telecom Co., Ltd., any change in our authorized share capital requires an amendment to our Articles of Incorporation, which in turn requires approval at our shareholders’ meeting, as well as the approval of the Ministry of Transportation and Communications. Authorized but unissued common shares may be issued, subject to applicable Republic of China law, upon terms as our board of directors may determine and approval by the Ministry of Transportation and Communications.

Preemptive Rights

Under the Republic of China Company Law and the Statute of Chunghwa Telecom Co., Ltd., when we issue new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company’s employees, whether or not they are our shareholders, have rights to subscribe in accordance with the subscription rules announced by the Ministry of Transportation and Communications for not more than 10% of the new issue at favorable terms. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered by us to the public or privately placed.

In addition, in accordance with the Republic of China Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

Under the Statute Governing Privatization of State Owned Enterprises, when shares of a state owned enterprise are sold in a privatization, a certain portion of these shares must be reserved for purchase by the employees of the state owned enterprise. Our articles of incorporation also provide that when the government sells shares of us held by them, our employees will be entitled to the right to purchase up to a number of shares as provided for under the Statute Governing Privatization of State Owned Enterprises and relevant regulations.

Meetings of Shareholders

We are required by the Republic of China Company Law and our Articles of Incorporation to hold a general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Taipei, Taiwan. Special shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Special shareholders’ meetings may also be convened by a supervisor. Notice in writing of general meetings of shareholders, stating the place, time and agenda must be dispatched to each shareholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

Voting Rights

As previously required by the Republic of China Company Law, our Articles of Incorporation provide that a holder of common shares has one vote for each common share. Cumulative voting applies to the election of our directors and supervisors.

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the Republic of China Company Law, the approval by at least a majority of the common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to our Articles of Incorporation;

•	entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations.

•	transfer of the whole or substantial part of our business or assets;

•	taking over of the whole of the business or assets of any other company which would have significant impact on our operations;

•	distribution of any share dividend;

•	dissolution or amalgamation;

•	merger or spin-off; and

•	removing of directors or supervisors.

Alternatively, the Republic of China Company Law provides that in the case of a public company, such as us, a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of issued and outstanding common shares are present.

A shareholder may be represented at a general or special meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the general or special shareholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Commission, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of the total issued common shares, the votes of those shareholders in excess of 3% of the outstanding common shares shall not be counted.

Holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying ADSs on an individual basis.

Register of Shareholders and Record Dates

Our share registrar, Taiwan Securities Co., Ltd., maintains our register of shareholders at its offices in Taipei, Taiwan, and enters transfers of common shares in our register upon presentation of, among other documents, certificates representing the common shares transferred. Under the Republic of China Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

•	general shareholders’ meeting — 60 days;

•	special shareholders’ meeting — 30 days; and

•	relevant record date — five days.

Annual Financial Statements

At least ten days before the annual general shareholders’ meeting, our annual financial statements must be available at our principal office in Taipei, Taiwan for inspection by the shareholders.

Transfer of Common Shares

The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents.

Acquisition of Our Own Common Shares

Under the Republic of China Company Law, with minor exceptions, we cannot acquire our own common shares. Any common shares acquired by us, under certain of such minor exceptions, must be sold at the market price within six months after their acquisition.

In addition, under the Republic of China Securities and Exchange Law, a company whose shares are listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Republic of China Securities and Futures Commission, purchase its shares for the following purposes on the Taiwan Stock Exchange, the GreTai Securities Market or by a tender offer:

(1)	for transfers of shares to its employees;

(2)	for conversion into shares from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by the company; and

(3)	for maintaining its credit and its shareholders’ equity, provided that the shares so purchased shall be cancelled thereafter.

The total shares purchased by the company shall not exceed 10% of its total issued and outstanding shares. In addition, the total amount for purchase of the shares shall not exceed the aggregate amount of the retained earnings, the premium from shares issues and the realized portion of the capital reserve.

The shares purchased by the company pursuant to items (1) and (2) above shall be transferred to the intended transferees within three years after the purchase, otherwise the same shall be cancelled. For the shares to be cancelled pursuant to item (3) above, the company shall complete amendment registration for such cancellation within six months after the purchase.

The shares purchased by the company shall not be pledged or hypothecated. In addition, the company may not exercise any shareholders’ rights attaching to these shares. The company’s affiliates (as defined in Article 369-1 of the Republic of China Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling the shares of the company held by them during the purchase period of such shares reported by the company to the Republic of China Securities and Futures Commission.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the Republic of China Company Law and our Articles of Incorporation.

Substantial Shareholders and Transfer Restrictions

The Republic of China Securities and Exchange Law currently requires (1) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial shareholder (i.e., a shareholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares and (2) each director, supervisor, manager or substantial shareholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the Taiwan Stock Exchange or traded on the Over-the-Counter Securities Exchange to the Republic of China Securities and Futures Commission at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the reporting obligation in above item (1).

In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•	in any case, 5% of the average daily trading volume (number of shares) on the Taiwan Stock Exchange or the GreTai Securities Market for the ten consecutive trading days preceding the reporting day on which day the director, supervisor, manager or substantial shareholder or their respective spouse, minor child or nominee reports the intended share transfer to the Republic of China Securities and Futures Commission.

These restrictions do not apply to block trading, auction sale, purchase by auction, after-hour trading and sales or transfers of our ADSs. However, these restrictions will apply to sales of common shares upon withdrawal.

C.	Material Contracts

Not applicable.

D.	Exchange Controls

Foreign Investment and Exchange Controls in Taiwan

We have extracted from publicly available documents the information presented in this section. Please note that citizens of the People’s Republic of China and entities organized in the People’s Republic of China are subject to special Republic of China laws, rules and regulations, which are not discussed in this section.

General

Historically, foreign investments in the securities market of Taiwan were restricted. However, commencing in 1983, the Taiwan government has from time to time enacted legislation and adopted regulations to make foreign investment in the Taiwan securities market possible. Initially, only overseas investment trust funds of authorized securities investment trust enterprises established in Taiwan were permitted to invest in the Taiwan securities market. Since January 1, 1991, qualified foreign institutional investors are allowed to make investments in the Taiwan listed securities market. Since March 1, 1996, overseas Chinese, non-resident foreign institutional and individual investors (other than qualified foreign institutional investors), called “general foreign investors,” are permitted to make direct investments in the Taiwan listed securities market.

Foreign Investment in Taiwan Securities Market

On December 28, 1990, the Executive Yuan, the cabinet of the Republic of China government, approved guidelines drafted by the Securities and Futures Commission of the Republic of China which, since January 1, 1991, has allowed direct foreign investment in Taiwan’s securities that are listed on the Taiwan Stock Exchange or other Taiwan securities approved by the Securities and Futures Commission of the Republic of China by certain eligible qualified foreign institutional investors.

In addition to qualified foreign institutional investors, certain individual and foreign institutional investors which meet certain qualifications set by the ROC Securities and Futures Commission may invest in the shares of Taiwan Stock Exchange-listed companies, GreTai Securities Market (formerly known as Over-The-Counter

Securities Exchange) traded companies, emerging market companies or other Taiwan securities approved by the ROC Securities and Futures Commission up to a limit of US$50 million (in the case of institutional investors) and US$5 million (in the case of individual investors) after obtaining permission from the Taiwan Stock Exchange.

On September 30, 2003, the ROC Securities and Futures Commission issued an amendment to the “Guidelines for Overseas Chinese and Foreign Investors to Apply for Investment in Taiwan Securities Market” and relevant regulations, in which the ROC Securities and Future Commission lifted certain restrictions and simplified the procedures required for foreign investments in Taiwan’s securities market. The amendment focuses mainly on the following aspects:

•	The concept of “qualified foreign institutional investors” no longer exists. Foreign investors are reclassified as “off-shore foreign institutional investors”, “on-shore foreign institutional investors”, “off-shore general foreign investors”, and “on-shore general foreign investors” based on whether they are institutions or natural persons, and whether they have presence in Taiwan.

•	For foreign investors to invest in Taiwan’s securities market, registration with the Taiwan Stock Exchange, instead of the approval of the ROC Securities and Futures Commission, is required. The Taiwan Stock Exchange may withdraw or rescind the registration if the application documents submitted by foreign investors are untrue or incomplete, or if any material violation of the relevant regulations exists. However, the approval of the ROC Central Bank of China is still required for investments by off-shore foreign institutional investors if they are not registered as a sub-investment account.

•	Off-shore foreign investors may provide the securities they hold as the underlying shares of depositary receipts and act as selling shareholders in depositary receipts offerings.

•	Off-shore foreign institutional investors are required to appoint their agent or nominee to attend the shareholders’ meeting of the invested company.

Currently, subject to the specific restriction imposed by relevant regulations, the off-shore foreign institutional investors may invest in the Taiwan securities market without any amount restriction. However, the foreign individuals and on-shore foreign institutional investors are subject to US$5 million and US$50 million restrictions, respectively.

Foreign Investment Approval

Other than:

•	foreign institutional investors;

•	general foreign investors; and

•	investors in overseas convertible bonds and depositary receipts,

foreign investors who wish to make direct investments in the shares of Taiwan companies may submit a “foreign investment approval” application to the Investment Commission of the Ministry of Economic Affairs of Taiwan or other government authority to qualify for benefits granted under the Regulations Governing Investments by Foreigners. The Investment Commission or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies. Any non-Taiwan person possessing a foreign investment approval may repatriate annual net profits and interests and cash dividends attributable to an approved investment. Stock dividends, investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission or other government authority.

In addition to the general restrictions against direct investment by non-Taiwan persons in Taiwan companies, non-Taiwan persons are currently prohibited from investing in prohibited industries in Taiwan under the

Negative List promulgated by the Executive Yuan from time to time. The prohibition on direct foreign investment in the prohibited industries in the Negative List is absolute with the consequence of certain specific exemption from the application of the Negative List. Under the Negative List, some other industries are restricted so that non-Taiwan persons may directly invest only up to a specified level and with the specific approval of the relevant authority which is responsible for enforcing the legislation which the negative list is intended to implement. The telecommunication industry is a restricted industry under the Negative List.

Depositary Receipts

In April 1992, the Securities and Futures Commission began allowing Taiwan companies listed on the Taiwan Stock Exchange, with the prior approval of the Securities and Futures Commission, to sponsor the issuance and sale of depositary receipts evidencing depositary shares. In December 1994, the Republic of China Ministry of Finance began allowing companies whose shares are traded on the GreTai Securities Market also to sponsor the issuance and sale of depositary receipts evidencing depositary shares representing shares of its capital stock. Approvals for these issuances are still required.

After the issuance of a depositary share, a holder of the depositary receipt evidencing the depositary shares may request the depositary issuing the depositary share to cause the underlying shares to be sold in Taiwan and to distribute the proceeds of the sale to or to withdraw the shares and deliver the shares to the depositary receipt holder. A citizen of the People’s Republic of China is not permitted to withdraw and hold our shares.

If you are an offshore foreign institutional investor holding the depositary receipts, unless you have been registered as a qualified foreign institutional investor or a general foreign investor, you must register with the Central Bank of China and Taiwan Stock Exchange as a foreign investor and obtain the necessary approvals before you will be permitted to withdraw the shares represented by the depositary receipts. In addition to obtaining registration and approval from the Central Bank of China, you must also (1) appoint a qualified local agent to, among other things, open a securities trading account with a local securities brokerage firm, remit funds and exercise shareholders’ rights; (2) appoint a custodian bank to hold the securities and cash proceeds, confirm transactions, settle trades and report other relevant information and; (3) appoint a tax guarantor as guarantor for the full compliance of the withdrawing depositary receipt holders’ tax filing and payment obligations in the Republic of China. A depositary receipt holder not registered as a foreign investor, or not have made the necessary appointments as outlined above, will be unable to hold or transfer the shares withdrawn from the depositary receipt facility.

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific Securities and Futures Commission approval, unless they are:

(1)	stock dividends;

(2)	free distributions of shares;

(3)	due to the exercise by the depositary receipt holder preemptive rights in the event of capital increases for cash; or

(4)	if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the Taiwan Stock Exchange or the GreTai Securities Market for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the Securities and Futures Commission in connection with the offering plus any ADSs issued pursuant to the events described in (1), (2) and (3) above.

An ADS holder or the depositary, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payment for rights offerings. The depositary may be required to obtain foreign exchange payment approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of China will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

Exchange Controls

Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Ministry of Finance and by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million, (or its equivalent), respectively, in each calendar year. These limits apply to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium and long-term foreign debt with the Central Bank of China.

In addition, a foreign person without an alien resident card or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to US$100,000 per remittance if required documentation is provided to Taiwan authorities. This limit applies only to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies.

E.	Taxation

Republic of China Taxation

The discussion below describes the principal Republic of China tax consequences of the ownership and disposition of ADSs representing common shares and of common shares. It applies to you only if you are:

•	an individual who is not a citizen of the Republic of China, who owns ADSs and who is not physically present in Taiwan for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the Republic of China for profit-making purposes and has no fixed place of business or other permanent establishment in Taiwan.

You should also consult your tax advisors concerning the tax consequences of owning ADSs in the Republic of China and any other relevant taxing jurisdiction to which they are subject.

Dividends

Dividends declared by us out of our retained earnings and distributed to you are subject to Republic of China withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% Republic of China retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% Republic of China tax imposed on these distributions.

Share dividends paid by us out of our capital reserves are not subject to Republic of China withholding tax.

Capital Gains

Gains from the sale of property in the Republic of China are generally subject to Republic of China income tax. However, under current Republic of China law, capital gains on securities transactions (including sale of common stock) are exempt from income tax.

Sales of ADRs by you are regarded as transactions relating to property located outside the Republic of China and thus any gains derived therefrom are currently not subject to Republic of China income tax.

Preemptive Rights

Distributions of statutory preemptive rights for common shares in compliance with Republic of China law are not subject to any Republic of China tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to capital gains tax at the rate of:

•	35% of the gains realized if you are a natural person; or

•	25% of the gains realized if you are an entity that is not a natural person.

Subject to compliance with Republic of China law, we, at our sole discretion, can determine whether statutory preemptive rights shall be evidenced by issuance of securities.

Securities Transaction Tax

A securities transaction tax, at the rate of 0.3% of the gross amount received, payable by the seller will be withheld upon a sale of common shares in Taiwan. Transfers of ADSs are not subject to Republic of China securities transaction tax. According to a letter issued by the Ministry of Finance of the Republic of China in 1996, withdrawal of common shares from the deposit facility will not be subject to Republic of China securities transaction tax.

Estate Taxation and Gift Tax

Republic of China estate tax is payable on any property within Taiwan of a deceased person who is a non-resident individual, and Republic of China gift tax is payable on any property within Taiwan donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under Republic of China estate and gift tax law, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether the ADSs will be regarded as property located in Taiwan under Republic of China estate and gift tax law.

Tax Treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom and Gambia, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Retained Earnings Tax

Under the ROC Income Tax Laws, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, up to a maximum amount of 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of its shares.

U.S. Federal Income Tax Considerations For U.S. Persons

The following is a summary of the material U.S. federal income tax consequences for beneficial owners of our shares or ADSs that purchase such shares, that hold the shares or ADSs as capital assets, and that are U.S. holders and non-residents of the Republic of China. You are a U.S. holder if you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on current law, which is subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock; or

•	a U.S. holder whose “functional currency” is not the United States dollar.

We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisor.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of the shares or ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. However, the United States Treasury has expressed concerns that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Republic of China taxes described below could be affected by future actions that may be taken by the United States Treasury.

We believe, and this discussion assumes, that we were not considered a passive foreign investment company for 2003 as discussed below.

Taxation of Dividends

The amount of distributions (other than certain pro rata distributions of shares to all shareholders) you receive on your shares or ADSs, including net amounts withheld in respect of Republic of China withholding taxes, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date received by the depositary. You will not be entitled to claim a dividends received deduction with respect to distributions you receive from us.

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation before January 1, 2009, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. We believe that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. However, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date received by the depositary, regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to its U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations under the Internal Revenue Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any Republic of China taxes that are withheld from dividend distributions made to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered “passive income” or, for certain holders, “financial services income.” You may be subject to special rules if your foreign source income during the taxable year consists entirely of “qualified passive income” and if you have US$300 or less, or US$600 or less if you file a joint return, of creditable foreign taxes which you have paid or accrued during the taxable year. Further, a U.S. holder that:

•	has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss,

•	is obligated to make payments related to the dividends or

•	holds the shares or ADSs in arrangements in which the U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial,

may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange.

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax. The basis of any new shares so received will be determined by allocating your basis in the old shares between the old shares and the new shares, based on their relative fair market values or the date of distribution.

For U.S. tax purposes, any such tax-free share distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any Republic of China withholding tax imposed on such distributions unless you can use the credit against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source. If you are an individual, and the shares or ADSs being sold or otherwise disposed of are capital assets that you have held for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Any Republic of China securities transaction tax, or any Republic of China capital gain tax imposed on the proceeds derived from sales of statutory subscription rights which are not evidenced by securities, that you pay generally will not be creditable foreign taxes for United States federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the United States federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2003. In addition, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2004 and do not expect to become one in the future. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, certain adverse consequences could apply to you.

Information Reporting and Backup Withholding

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding if you are a non-corporate United States person and you:

•	fail to provide an accurate taxpayer identification number,

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fail to comply with applicable certification requirements.

If you sell your shares or ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you establish an exemption. If you sell your shares or ADSs outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your shares or ADSs through a non-U.S. office of a broker that:

•	is a United States person,

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States,

•	is a “controlled foreign corporation” as to the United States, or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or

•	at any time during its tax year the foreign partnership is engaged in a United States trade or business,

unless you establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

Inheritance and Gift Tax

As discussed above in “— Republic of China Taxation”, certain Republic of China inheritance and gift taxes may be imposed on holders of ADSs. You should consult your own tax advisor regarding the U.S. tax consequences of such taxes on your particular situation.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, we are routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities.

We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Sensitivity

We had a portfolio of fixed rate debt of approximately NT$17.0 billion, NT$17.7 billion and NT$0.7 billion (US$20 million) as of December 31, 2001, 2002 and 2003, respectively. A hypothetical 10.0% change in interest rates would not have a material impact on the fair market value or cash flows associated with this debt. We do not hedge any interest rate exposures.

Foreign Currency Risk

We have entered into certain transactions denominated in foreign currencies primarily related to international settlement payments associated with our services for international calls. Each individual currency exposure is relatively small and thus we do not hedge any foreign currency exposures. Gains and losses from these transactions as of December 31, 2003 were not material to our financial condition and results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2001, 2002 and 2003.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert. We expect that our board of directors will nominate at least one member of the audit committee, who is qualified as an audit committee financial expert pursuant to the instruction to paragraph (a) of Item 16A of Form 20-F, to serve in this role, once we have established our audit committee. We intend to fully comply with all applicable rules and regulations and New York Stock Exchange listing requirements regarding the need for, and composition of, an audit committee by July 31, 2005.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, supervisors, employees and officers, including our chief executive officer and chief financial officer. No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors, supervisors, employees or officers. We have filed this code of ethics as an exhibit to this annual report and a copy is available to any shareholder upon request.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal external auditors, for the years indicated. T.N. Soong & Co. and Deloitte & Touche (Taiwan) established Deloitte & Touche effective June 1, 2003. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2001		2002		2003
	(in thousands)
Audit fees(1)	NT$	25,807	NT$	23,800	NT$	32,654	US$	961
Audit-related fees(2)		3,665		—		—		—
Tax fees(3)		461		300		189		6

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issuance of agreed upon procedures letters.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.

Prior to forming an audit committee, our board of directors is responsible for the oversight of our independent auditors’ work. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte & Touche, including audit services, audit-related services and tax services, as described above.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the audited financial statements and reports of independent accountants included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on December 29, 2000 (English translation)

*1.2	Articles of Incorporation of the Company as last amended on June 17, 2003 (English Translation)

4.1	Form of Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (1)

*11.1	Code of Ethics (English translation)

*31.1	Certifications of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*31.2	Certifications of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*32.1	Certifications of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*32.2	Certifications of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.

(1)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-106416) filed with the Commission on July 15, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ SHYUE-CHING LU

Name:	Shyue-Ching Lu
Title:	President and Chief Financial Officer

Date: May 17, 2004

CERTIFICATION OF OUR CHIEF EXECUTIVE OFFICER

I, Tan Ho Chen, certify that:

1. I have reviewed this annual report on Form 20-F of Chunghwa Telecom Co., Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: May 17, 2004

By:	/s/ TAN HO CHEN

Name:	Tan Ho Chen
Title:	Chairman and Chief Executive Officer

CERTIFICATION OF OUR CHIEF FINANCIAL OFFICER

I, Shyue-Ching Lu, certify that:

1. I have reviewed this annual report on Form 20-F of Chunghwa Telecom Co., Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: May 17, 2004

By:	/s/ SHYUE-CHING LU

Name:	Shyue-Ching Lu
Title:	President and Chief Financial Officer

Financial Statements as of December 31, 2001, 2002 and 2003

Together with Independent Auditor’s Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2002 and 2003, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2003, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. as of December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan Dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented for the convenience of the readers.

Deloitte & Touche

(T N Soong & Co and Deloitte & Touche (Taiwan)

    Established Deloitte & Touche Effective June 1, 2003)

Taipei, Taiwan

Republic of China

March 11, 2004

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

		December 31
	Notes	2002	2003	2003
		NT$	NT$	US$
				(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,4,18	$7,652	$13,553	$399
Trade notes and accounts receivable—net	2,5	17,211	14,813	436
Inventories—net	2,6	1,164	1,220	36
Prepaid expenses		486	494	14
Deferred income taxes	2,14	16,845	16,983	500
Other current assets		1,929	1,703	50

Total current assets		45,287	48,766	1,435

INVESTMENTS IN UNCONSOLIDATED COMPANIES	2,7,18	3,727	3,496	103

PROPERTY, PLANT AND EQUIPMENT—Net	2,8,15	338,388	329,678	9,699

INTANGIBLE ASSETS
Deferred pension cost	2,13	24,032	29,940	881
3G concession	2	10,179	10,179	300
Patents and computer software—net	2	212	251	7

Total intangible assets		34,423	40,370	1,188

OTHER ASSETS
Deferred income taxes—non-current	2,14	3,464	2,901	85
Other	18	3,364	4,484	132

Total other assets		6,828	7,385	217

TOTAL ASSETS		$428,653	$429,695	$12,642

		December 31
	Notes	2002	2003	2003
		NT$	NT$	US$
				(Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable		$11,217	$11,713	$345
Income tax payable	2,14	6,172	4,923	145
Accrued expenses	9	13,804	14,206	418
Accrued pension liabilities	2,13	32,226	42,199	1,241
Current portion of deferred income	2	3,957	3,186	94
Customers’ deposits	18	11,975	10,957	322
Other current liabilities	10,15	17,574	19,203	565

Total current liabilities		96,925	106,387	3,130

OTHER LIABILITIES
Deferred income—net of current portion	2	13,855	11,610	341
Long-term loans	11,18	17,700	700	21
Other		153	243	7

Total other liabilities		31,708	12,553	369

Total liabilities		128,633	118,940	3,499

COMMITMENTS AND CONTINGENT LIABILITIES	16
STOCKHOLDERS’ EQUITY	12
Capital stock—NT$10 (US$0.29) par value; authorized, issued and outstanding—9,647,724,900 common shares		96,477	96,477	2,838
Capital surplus		133,862	135,873	3,998
Retained earnings		69,681	78,405	2,307

Total stockholders’ equity		300,020	310,755	9,143

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$428,653	$429,695	$12,642

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

		Years Ended December 31
	Notes	2001	2002	2003	2003
		NT$	NT$	NT$	US$
					(Note 3)
SERVICE REVENUES	2	$184,378	$179,361	$182,466	$5,368

OPERATING COSTS AND EXPENSES	2
Costs of services, excluding depreciation and amortization		72,733	58,120	59,633	1,755
Marketing, excluding depreciation and amortization	2	21,867	20,167	19,992	588
General and administrative, excluding depreciation and amortization		3,451	2,647	2,726	80
Research and development, excluding depreciation and amortization	2	2,804	2,428	2,581	76
Depreciation and amortization—cost of services		36,648	37,890	39,170	1,152
Depreciation and amortization—operating expense		2,272	2,408	2,399	71

Total operating costs and expenses		139,775	123,660	126,501	3,722

INCOME FROM OPERATIONS		44,603	55,701	55,965	1,646

OTHER INCOME
Interest		649	187	100	3
Equity in net income of unconsolidated companies		189	—	3	—
Other income		2,803	2,294	2,098	62

Total other income		3,641	2,481	2,201	65

OTHER EXPENSES
Interest		392	171	43	1
Equity in net loss of unconsolidated companies	2,7	—	232	—	—
Other expense		971	852	509	15

Total other expenses		1,363	1,255	552	16

INCOME BEFORE INCOME TAX		46,881	56,927	57,614	1,695
INCOME TAX	2,14	9,519	12,839	10,299	303

NET INCOME		$37,362	$44,088	$47,315	$1,392

NET INCOME PER SHARE	2	$3.87	$4.57	$4.90	$0.14

WEIGHTED—AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER PRO FORMA EQUIVALENT ADS	2	$38.73	$45.70	$49.04	$1.44

WEIGHTED—AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING		964,772,490	964,772,490	964,772,490	964,772,490

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock		Capital Surplus	Retained Earnings				Total Stockholders’ Equity
	Common shares	Amount		Legal reserve	Special reserve	Unappropriated earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2000 (IN NT$)	9,647,724,900	$96,477	$133,758	$15,105	$2,675	$60,175	$77,955	$308,190
Additional capital contributed by government	—	—	62	—	—	—	—	62
Appropriations of 2000 earnings:
Legal reserve	—	—	—	6,274	—	(6,274)	—	—
Dividends	—	—	—	—	—	(55,957)	(55,957)	(55,957)
Net income for the year ended December 31, 2001	—	—	—	—	—	37,362	37,362	37,362

BALANCE, DECEMBER 31, 2001 (IN NT$)	9,647,724,900	96,477	133,820	21,379	2,675	35,306	59,360	289,657
Additional capital contributed by government	—	—	42	—	—	—	—	42
Appropriations and distributions of 2001 earnings:
Legal reserve	—	—	—	3,727	—	(3,727)	—	—
Dividends	—	—	—	—	—	(33,767)	(33,767)	(33,767)
Net income for the year ended December 31, 2002	—	—	—	—	—	44,088	44,088	44,088

BALANCE, DECEMBER 31, 2002 (IN NT$)	9,647,724,900	96,477	133,862	25,106	2,675	41,900	69,681	300,020
Additional capital contributed by government	—	—	80	—	—	—	—	80
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	1,931	—	—	—	—	1,931
Appropriations and distributions of 2002 earnings:
Legal reserve	—	—	—	4,331	—	(4,331)	—	—
Dividends	—	—	—	—	—	(38,591)	(38,591)	(38,591)
Net income for the year ended December 31, 2003	—	—	—	—	—	47,315	47,315	47,315

BALANCE, DECEMBER 31, 2003 (IN NT$)	9,647,724,900	$96,477	$135,873	$29,437	$2,675	$46,293	$78,405	$310,755

BALANCE, DECEMBER 31, 2003 (IN US$) (Note 3)	9,647,724,900	$2,838	$3,998	$866	$79	$1,362	$2,307	$9,143

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Years Ended December 31
	2001	2002	2003	2003
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$37,362	$44,088	$47,315	$1,392
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	3,869	4,931	3,239	95
Depreciation and amortization	38,920	40,298	41,569	1,223
Cash dividends received from unconsolidated companies	94	—	—	—
Net loss on disposal of scrap inventories and property, plant and equipment	955	150	143	4
Equity in net loss (net income) of unconsolidated companies	(189)	232	(3)	—
Stock compensation for shares issued to employees at a discount	—	—	1,931	57
Deferred income taxes	(1,850)	744	425	13
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(3,280)	(1,764)	(760)	(22)
Inventories	2,454	(483)	(1,719)	(51)
Prepaid expenses	1,383	60	(8)	—
Other current assets	(259)	811	145	4
Other assets	(1,724)	1,028	(1,235)	(36)
Increase (decrease) in:
Trade notes and accounts payable	3,583	(2,666)	2,159	63
Income tax payable	(4,540)	3,314	(1,249)	(37)
Accrued expenses	(892)	(422)	402	12
Customers’ deposits	(1,294)	(940)	(1,018)	(30)
Other current liabilities	1,066	1,969	1,138	33
Accrued pension liabilities	957	3,653	4,065	120
Deferred income	(3,243)	(3,467)	(3,016)	(89)
Other liabilities	(273)	(183)	90	3

Net cash provided by operating activities	73,099	91,353	93,613	2,754

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investments in unconsolidated companies	(980)	(2,000)	—	—
Proceeds from disposal of investments in unconsolidated companies	58	—	234	7
Acquisitions of property, plant and equipment	(52,935)	(43,260)	(32,248)	(948)
Proceeds from disposal of property, plant and equipment	294	294	6	—
Payment on 3G concession	—	(10,179)	—	—
Acquisitions of patents and computer software	(131)	(174)	(193)	(6)

Net cash used in investing activities	(53,694)	(55,319)	(32,201)	(947)

(Continued)

	Years Ended December 31
	2001	2002	2003	2003
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	$30,000	$38,700	$—	$—
Payments on principal of long-term loans	(13,000)	(38,000)	(17,000)	(500)
Cash dividends paid	(55,957)	(33,767)	(38,591)	(1,135)
Additional capital contributed by government	62	42	80	2

Net cash used in financing activities	(38,895)	(33,025)	(55,511)	(1,633)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,490)	3,009	5,901	174
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,133	4,643	7,652	225

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,643	$7,652	$13,553	$399

SUPPLEMENTAL INFORMATION
Interest paid	$392	$122	$66	$2

Income tax paid	$15,908	$8,781	$11,121	$327

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings in August 2000, in September 2000, in June 2001, in December 2002, and in March 2003, in April 2003, and in July 2003. Certain of the Company’s common shares were sold to its employees in October 2000, October 2001, November 2002, February 2003, April 2003, June 2003, July 2003 and December 2003. In July, 2003 the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). The MOTC intends to continue to sell the Company’s common shares in the ROC and throughout the process of privatization to the Company’s employees. As of March 11, 2004 the MOTC owns 64.98% shares of the Company.

The Company’s common shares were listed and traded on the Taiwan Stock Exchange and the New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting books and records based on the ROC Government regulations and accounting principles generally accepted in the ROC (“ROC GAAP”). The accompanying financial statements have been prepared to present its financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States (“US GAAP”).

The financial statements as of December 31, 2003 and for the years ended December 31, 2002 and 2003 included herein have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Foreign Currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment under stockholders’ equity.

b.	Other assets and liabilities—credited or charged to current income.

Cash Equivalents

Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

Inventories

Inventories, consisting mainly of telecommunication cables, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the net assets of the investee at the date of acquisition is amortized over the estimated useful life of any intangible assets identified. Any goodwill identified is not amortized and evaluated for impairment when circumstances warrant. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

The costs of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets’ estimated useful life using the straight-line method.

The estimated useful lives are as follows:

Useful Life (Years)
Buildings and improvements	10-60
Telecommunications equipment:
Transmission equipment	9-15
Exchange equipment	6-12
Miscellaneous equipment	3-10

Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

Losses incurred for the sale or disposal of property, plant and equipment are recorded as costs of services.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset. No impairment charge was recorded throughout the periods presented in the accompanying financial statements.

3G Concession

This is the amount paid by the Company to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication—2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The concession is valid from the issue date to December 31, 2004. The Company may apply to extend this date by one year with approval from the MOTC. The holder of the concession must then obtain a network construction permit from the Directorate General of Telecommunications (the “DGT”, the regulator of the telecommunication industry). Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The 3G license is valid through December 31, 2018. The 3G concession and any additional licensing fees will be amortized on a straight-line basis from the date operations commence through the date the license expires. The 3G Concession cost is subject to review for impairment as other long-lived assets.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the years ended December 31, 2001, 2002 and 2003 were NT$112 million, NT$122 million and NT$154 million, respectively. Accumulated amortization was NT$659 million and NT$813 million as of December 31, 2002 and 2003, respectively.

Deferred Income

Deferred income represents one-time connection fees received from subscribers. The deferred income is recognized over the average expected customer service periods.

The average expected customer service periods (in years) are as follows:

	As of December 31
	2002	2003
Fixed-line	13	13
Cellular	6	5
Paging	2	2
Internet	3	3

Revenue Recognition

The Company evaluates revenue recognition for its transactions using the SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”.

The Company records service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset subsidy costs are paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, and are recognized as a cost of service when incurred. Usage revenues from fixed-line services, cellular services, Internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms. The Company had accrued unbilled revenues for services provided amounting to NT$1,265 million and NT$1,329 million as of December 31, 2002 and 2003, and are included in accounts receivable in the accompanying balance sheets.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless (cellular and paging) and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Concentrations

For all periods presented, no individual customer or supplier constituted more than 10% of the Company’s revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company’s operations. The Company invests its cash with several high-quality financial institutions.

Pension Costs

Pension costs are recorded on the basis of actuarial calculations. As a foreign registrant, the Company adopted SFAS No. 87 on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company has allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$1,723 million, NT$1,935 million and NT$1,861 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Employee Stock Compensation

In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

Income Tax

The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

Income taxes on undistributed earnings (10%) generated after 1998 are recorded as expense in the current year.

Comprehensive Income

Comprehensive income includes all changes in equity during a period from sources other than the stockholders. The balance of comprehensive income is zero for all balance sheet dates presented.

Net Income Per Share and Per Pro Forma Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per pro forma equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS is expected to represent ten common shares.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE’s) are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and will apply the provisions of FIN 46R with its first quarter 2004 financial statements.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2003, which was NT$33.99 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2002	2003
	NT$	NT$
Cash and bank deposits	$2,460	$2,112
Commercial paper purchased	5,192	11,441

Total	$7,652	$13,553

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in this account are summarized as follows:

	Years Ended December 31
	2001	2002	2003
	NT$	NT$	NT$
Balance, beginning of period	$2,563	$5,008	$7,505
Provision for doubtful accounts	3,869	4,931	3,158
Accounts receivable written off	(1,424)	(2,434)	(2,877)

Balance, end of period	$5,008	$7,505	$7,786

6.	INVENTORIES—NET

	December 31
	2002	2003
	NT$	NT$
Supplies—net	$1,107	$1,124
Work in process	36	1
Materials in transit	21	95

	$1,164	$1,220

The insurance coverage on inventories as of December 31, 2003 amounted to NT$1,147 million.

7.	INVESTMENTS IN UNCONSOLIDATED COMPANIES

The investments in unconsolidated companies comprise the following:

	December 31
	2002		2003
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
	NT$		NT$
Equity investees:
Chunghwa Investment (“CHI”)	$982	49	$987	49
Taiwan International Standard Electronics (“TISE”)	435	40	433	40

	1,417		1,420

Cost investees:
Taipei Financial Center (“TFC”)	2,000	12	2,000	12
Lucent Technologies Taiwan Telecom (“Lucent”)	234	15	—	—
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,310		2,076

	$3,727		$3,496

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the years ended December 31, 2002 and 2003, respectively.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the years ended December 31, 2002 and 2003, respectively.

The investments in TFC, Lucent, RPTI and Siemens have no quoted market values and are carried at their original costs which approximate fair value. The investment in Lucent was sold at its carrying value in June 2003.

8.	PROPERTY, PLANT AND EQUIPMENT—NET

	December 31
	2002	2003
	NT$	NT$
Cost
Land	$42,142	$42,326
Buildings and improvements	51,528	53,901
Telecommunications equipment	594,786	607,093
Miscellaneous equipment	26,931	28,279

Subtotal	715,387	731,599

Accumulated depreciation
Buildings and improvements	10,154	11,215
Telecommunications equipment	395,791	412,773
Miscellaneous equipment	19,732	21,140

Subtotal	425,677	445,128

Construction in progress	48,582	43,159

Advances related to acquisition of equipment	96	48

Property, plant and equipment—net	$338,388	$329,678

On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC’s Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with carrying value of NT$53,895 million. Those properties, as of that date, were registered in the name of the ROC’s National Properties Bureau (“NPB”). As the number of the Company’s properties is large, management has begun the process of registering the titles to the properties in the name of the Company. The process has been delayed due to the requirement of rezoning a small number of currently-classified agricultural and industrial zoned property to telecommunication or special purpose property prior to the approval of title transfer by the Executive Yuan. As of December 31, 2002 and 2003, titles to land and buildings with carrying value of NT$617 million and NT$397 million were still in the name of the NPB, respectively.

Capitalized interest expense aggregated to NT$130 million, NT$302 million and NT$46 million for the years ended December 31, 2001, 2002 and 2003, respectively. The rate of capitalized interest is from 4.15% to 4.32%, 1.51% to 4.18%, and 0.56% to 1.67%, respectively.

The Company carries insurance on certain buildings and certain telecom equipment with carrying value of NT$7,871 million and NT$5,146 million as of December 31, 2002 and 2003, respectively. The Company does not carry comprehensive insurance on all properties.

9.	ACCRUED EXPENSES

	December 31
	2002	2003
	NT$	NT$
Accrued compensation	$8,862	$8,997
Accrued franchise fees	2,369	2,435
Other accrued expenses	2,573	2,774

Total	$13,804	$14,206

10.	OTHER CURRENT LIABILITIES

	December 31
	2002	2003
	NT$	NT$
Advances from subscribers	$5,897	$6,504
Payables to construction suppliers	4,075	3,081
Amounts collected from subscribers in trust for others	3,443	3,610
Payable to equipment suppliers	1,933	3,230
Miscellaneous	2,226	2,778

Total	$17,574	$19,203

11.	LONG-TERM LOANS

Long-term loans consist of the following:

	December 31
	2002	2003
	NT$	NT$
Syndicated Loan	$17,000	$—
Common Tunnel Fund	700	700

Total	$17,700	$700

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of December 31, 2002 and 2003 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

The Syndicated Loans were obtained pursuant to long-term loan agreements with several banks that allows the Company to obtain unsecured credit until June 19, 2006. These loans bear fixed annual interest rates ranging from 1.58% to 1.70% on December 31, 2002. As of December 31, 2003, the Company had repaid the outstanding balance of these syndicated loans.

As of December 31, 2003, the Company has unused credit lines totaling approximately NT$230,000 million, which are available for short-term and long-term borrowings.

12.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2003, a portion of the outstanding ADSs were revoked in exchange for approximately 120,160 thousand common shares of the Company, which represented 1.25% of the Company’s total outstanding common shares. Therefore, the outstanding ADSs were 98,914 thousand units, which equaled approximately 989,140 thousand common shares and represented 10.25% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same stock option as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to vote on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations. As of December 31, 2003, the amount of retained earnings available for dividends was NT$49,159 million and was based on earnings as determined using ROC government regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The MOTC, as part of the privatization plan of the Company, offered for sale to both corporate and individual investors 289,431,000 common shares of the Company between the period from August 16, 2000 to August 19, 2000 through an auction whereby the minimum price per share was set at NT$104. The minimum price was set on July 20, 2000 by an evaluation committee designated by the MOTC. The actual number sold was 206,627,000 common shares of the Company at an average price of approximately NT$109 per share for total proceeds of NT$22,549 million.

From September 6, 2000 to September 14, 2000, the MOTC offered for sale to individual investors 1,334,982,000 common shares of the Company at NT$104 per share, of which only 65,832,000 common shares were sold for total proceeds of NT$6,847 million.

From June 7, 2001 to June 20, 2001, the MOTC offered for sale to both corporate and individual investors 482,386,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$57.00 and NT$60.50. The MOTC sold 173,484,000 common shares for total proceeds of NT$9,950 million.

On December 25, 2002, the MOTC offered and sold to corporate investors 1,300,000,000 common shares of the Company at NT$50.30 per share for total proceeds of NT$65,390 million.

From March 3, 2003 to March 5, 2003, the MOTC offered for sale to both corporate and individual investors 100,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$51 and NT$52. The MOTC sold 7,424,000 common shares for total proceeds of NT$380 million.

From April 10, 2003 to April 16, 2003, the MOTC offered for sale to both corporate and individual investors 500,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$49 and NT$50. The MOTC sold 165,830,000 common shares for total proceeds of NT$8,276 million.

On July 17, 2003, the MOTC offered for sale to both corporate and individual investors 200,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set at NT$49. The MOTC sold 200,000,000 common shares for total proceeds of NT$9,800 million.

The MOTC, as a part of privatization plan of the Company, offered for sale in the form of American Depository Shares (“ADS”) 96,500,000 shares on July 17, 2003 and 14,475,000 shares on July 24, 2003 (one ADS represents ten common shares) whereby the price per ADS was set at US$14.24 (NT$49 per common share). The MOTC sold 110,975,000 ADSs, representing 1,109,750,000 common shares, for total proceeds of US$1,580 million (NT$54,307 million).

The MOTC, in connection with the privatization plan of the Company, sold, at discounted prices, to employees 3,051,786 shares from October 12, 2000 to October 16, 2000, 683,455 shares from October 4, 2001 to October 8, 2001, 40,856,440 shares from January 15, 2003 to January 24, 2003, 215,251 shares from April 2, 2003 to April 4, 2003, 4,806,292 shares from June 2, 2003 to June 6, 2003 and 97,066,540 shares from October 28, 2003 to October 31, 2003 for total consideration of NT$255 million, NT$28 million, NT$1,645 million, NT$9 million, NT$189 million and NT$3,789 million, respectively. The terms of the offers for the share purchases provided that substantially all full-time employees meeting limited employment qualifications may participate on an equitable basis taking into account service years, rank, level, salary and position, and performance. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were offered and sold at a price similar to the price for those common shares sold to individual and corporate investors, which were NT$104, NT$51.20, NT$50.30, NT$51, NT$49 and NT$45 per share, respectively. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the “holding periods”), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$1,452 million as compensation expense for the year ended December 31, 2003 for the shares purchased by employees in 2003 that were subject to a discount. In addition, the MOTC sold 1,000,004 common shares, 10,424 common shares, 1,373,151 common shares, 7,481 common shares, 67,035 common shares and 37,883,399 common shares to employees at their undiscounted price of NT$104 per share, NT$51.20 per share, NT$50.30 per share, NT$51 per share, NT$49 and NT$45 per share, respectively, for total consideration of NT$104 million, NT$1 million, NT$69 million, NT$0.4 million, NT$3 million, and 1,705 million, respectively.

The MOTC, in connection with the compensation of the employees, sold to employees 209,337 shares from October 29, 2001 to November 7, 2001, 293,589 shares from November 1, 2002 to November 7, 2002 and 381,489 shares from November 28, 2003 to December 3, 2003 for total consideration of NT$2 million, NT$3 million and NT$4 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$15 million as compensation expense for the year ended December 31, 2003 for the shares purchased by employees in 2003 that were subject to par value.

13.	PENSION PLAN

At the time of its incorporation on July 1, 1996, the Company continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as “Plan A”) covers civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC Government) and the second plan (hereinafter referred to as “Plan B”) covers all other employees of the Company (hereinafter referred to as “non-civil service eligible employees”). The adoption of two pension plans is necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

Plan A provides benefits equal to the sum of: (a) the lump-sum payment equivalent to one benefit unit per year for the first twenty service years rendered and one-half benefit unit per service year rendered thereafter, with one benefit unit equivalent to a portion of the salary of the employee at the time of retirement (referred to hereinafter as “pensionable salary”), and (b) annuity payments payable monthly equivalent to a certain percentage of the benefit unit. Plan B provides benefits equal to the lesser of: (a) forty-five benefit units, or (b) two benefit units per service year rendered for the first fifteen years, and one-half benefit unit per service year exceeding fifteen years rendered before August 1, 1984 and one benefit unit per service year for services rendered after August 1, 1984, with one benefit unit equivalent to the monthly average base salary (consisting of regular salary items plus overtime salary). Plan A is funded based on amounts included in budgets approved by the Legislative Yuan and supplementary budgets approved by the Executive Yuan while Plan B is funded at an amount equivalent to 2% to 15% of the monthly salary.

The Company adopted SFAS No. 87 on July 1, 1996 (adoption date), the date of its incorporation. The unrecognized net transition obligation recorded to shareholders’ equity on July 1, 1996 was NT$6,571 million which represents the difference in the net pension cost for the period from the issuance of SFAS No. 87 and the date of adoption. The remaining unrecognized net transition obligation of NT$16,790 million is amortized over the estimated remaining service period of the employees as determined on July 1, 1996, which is a period of twenty-five years and seventeen years for civil service eligible employees and non-civil service eligible employees, respectively.

On June 23, 1997, the Council for Economic Planning and Development of the ROC Government officially instructed the Company to complete its privatization by June 30, 2001. Effective on the privatization date, except for those who will have reached the mandatory retirement age (the age of 65 for Plan A participants and age 60 for Plan B participants) by that day, employees will receive pension benefit payments calculated in accordance with the Guidelines on Payments of Severance Benefits to Employees of State-Owned Enterprises (“Guidelines”), as required by the ROC Government for state-owned enterprises instructed to undergo privatization plans. The employees not covered by the Guidelines will continue to receive benefits either as Plan A or Plan B participants.

Under the Guidelines, the Company was to pay all benefit payments on June 30, 2001, the initial expected date of privatization, to settle all employees’ past service costs under the existing plans. On the actual privatization date, a replacement plan with substantially the same provisions will be put in place. The settlement benefit payments, regardless of the respective original plan participation, will be as follows: (a) employees who will voluntarily leave the Company on the privatization date (hereinafter referred to as “separated employees”) will receive a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the “additional separation payments”); (b) employees who opt to remain with the privatized company after the privatization date (hereinafter referred to as “privatized company employees”) will receive an amount equivalent to those received by the separated employees without the additional separation payments; and (c) privatized company employees who are involuntarily terminated by the Company within five years from the date of privatization (hereinafter referred to as “redundant employees”) will receive redundancy benefits equivalent to the amount computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as “redundancy benefit payments”). The six-month portion of the additional separation payments and the redundancy benefit payments will be paid by the MOTC and the one-month portion will be paid by the Company.

The unrecognized prior service costs, which amounted to NT$30,018 million, related to the increased benefits provided under the plan amendment described in the preceding paragraph were amortized through June 30, 2001. The unrecognized prior service costs associated with the plan amendment exclude any costs expected to be incurred for the additional separation payments or redundancy benefit payments. The additional separation payments under the Guidelines are accounted for as special termination benefits and will be recognized in the period when the employee accepts the offer while the redundancy benefit payments will be recognized in the period management has approved a plan of termination.

On December 2, 1999, in order to increase operational efficiency, the Company approved a Special Retirement Incentive Program (“Program”). The employees eligible under the Program, except those who would have reached the mandatory retirement age during its effectiveness, are those: (a) who have worked with the Company for at least five years and who are at least 60 years of age, (b) who have worked with the Company for at least 25 years, (c) who have worked with the Company for at least fifteen years and who are at least 55 years of age, (d) who are at least 45 years old, (e) who are unable to return to work after an extended illness, and (f) special cases approved by a special committee. The Program allowed eligible employees who elected to voluntarily leave the Company between the period from June 1, 2000 through June 30, 2001 to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amounts over and above the lump sum amount that would have been paid to the employees had they stayed until June 30, 2001 was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income upon the employee acceptance of the terms of the Program. The Company recognized termination benefits of NT$2,413 million for the year ended December 31, 2001.

On December 31, 2000, the Legislative Yuan approved the ROC Government Budget for the calendar year 2001 (the “Budget”). The Budget assumed that the proceeds from the privatization of the Company would be in the fourth quarter of the calendar year 2001, thereby formalizing the ROC Government’s approval to delay the privatization. The MOTC also instructed the Company to complete its privatization by December 31, 2001. The change in the privatization date to December 31, 2001 was viewed as a change in the plan assumption, and, accordingly, the resulting adjustment in the projected benefit obligation approximated NT$680 million and was accounted for as an actuarial gain.

The privatization of the Company was not completed on December 31, 2001 primarily a result of unfavorable conditions in the capital markets. The MOTC informed the Company on December 28, 2001 that the new target privatization date was December 31, 2003. The Company accounted for the change in the privatization date also as a change in the assumption with the resulting adjustment in the projected benefit obligation of NT$668 million accounted for as an actuarial loss.

The privatization of the Company was not completed on December 31, 2003. On November 29, 2003, the Chairman, as representative of the MOTC, approved the new target privatization date to be December 31, 2004. The Company accounted for the change in the privatization date as a change in the assumption with the resulting adjustment of NT$1,243 million in the projected benefit obligation accounted for as an actuarial gain.

In addition, pursuant to a regulation issued by the Executive Yuan, the obligation related to annuity payments due after the date of privatization for Plan A participants who retire prior to that date will be borne by the MOTC. Such amounts have been included in the Company’s pension computation as of December 31, 2002 and 2003. Upon privatization, the portion of liabilities that will be taken over by the MOTC will be accounted for as contributed capital and recorded in stockholders’ equity.

The components of net periodic benefit costs are as follows:

	Years Ended December 31
	2001	2002	2003
	NT$	NT$	NT$
Service cost	$2,429	$2,285	$1,970
Interest cost	5,229	2,870	2,362
Expected return on plan assets	(4,071)	(2,196)	(1,618)
Termination benefit under the Program	2,413	—	—
Amortization of unrecognized net transition obligation	939	939	939
Amortization of unrecognized prior service costs	4,381	—	—
Amortization of unrecognized net loss	6	172	635

Net periodic pension cost	$11,326	$4,070	$4,288

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	Years Ended December 31
	2001	2002	2003
	NT$	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	($106,231)	($114,289)	($119,822)
Services cost	(2,429)	(2,285)	(1,970)
Interest cost	(5,229)	(2,870)	(2,362)
Termination benefit under the Program	(2,413)	—	—
Actuarial loss	(6,782)	(8,347)	(4,557)
Benefits paid	8,795	7,969	2,585

Projected benefits obligation, end of year	($114,289)	($119,822)	($126,126)

Change in plan assets:
Fair value of plan assets, beginning of year	$83,889	$89,377	$83,478
Actual return on plan assets	3,914	1,654	1,462
Employer contributions	10,369	416	223
Benefits paid	(8,795)	(7,969)	(2,585)

Fair value of plan assets, end of year	$89,377	$83,478	$82,578

(Continued)

	Years Ended December 31
	2001	2002	2003
	NT$	NT$	NT$
Reconciliation of funded status
Funded status	($24,912)	($36,344)	($43,548)
Unrecognized net transition obligation	11,628	10,689	9,750
Unrecognized actuarial loss	8,743	17,461	21,539

Net amount recognized	($4,541)	($8,194)	($12,259)

The weighted-average asset allocations:
Asset category
Time deposit	68%	67%	73%
Short-term Notes	32%	33%	30%
Taiwan government securities	—%	—%	4%

Total	100%	100%	100%

The target asset allocations are established through an investment policy established by the Chunghwa Telecom’s Employee Pension Fund Committee and agreed to by the MOF. As increased liquidity of the fund is necessary due to the privatization of the Company, the current policy for plan assets is to place funds in time deposit accounts of the financial and postal institutions, non-designated trust funds in an investing company or financial institution and government bonds. In addition, the pension fund may invest in beneficial certificates of equity securities.

The Company expects to contribute NT$6,271 million to the pension plans in 2004. Under the terms agreed upon for the privatization of the Company, the MOTC will contribute NT$40,791 million to the pension plans in 2004.

Expected benefit payments, which reflect expected future service, as appropriate, are as follows: NT$129,957 million in 2004, NT$250 million in 2005 and NT$674 million in 2006.

The amounts recognized in the accompanying balance sheets at December 31 are as follows:

	Years Ended December 31
	2001	2002	2003
	NT$	NT$	NT$
Amounts recognized
Accrued pension liability	($21,583)	($32,226)	($42,199)
Intangible assets—deferred pension cost	17,042	24,032	29,940

Net amount recognized	($4,541)	($8,194)	($12,259)

Aggregate Accumulated benefit obligation	($110,960)	($116,332)	($125,499)

Accumulated benefit obligation—Plan A	($110,571)	($116,200)	($125,291)

Fair value of plan assets—Plan A	$88,998	$82,884	$81,813

Actuarial assumptions
Discount rate used in determining present value	4.00%	3.75%	3.20%
Long-term rate of return on plan assets	4.00%	3.75%	3.20%
Rate of compensation increase	5.00%	5.00%	3.50%

The discount rate and expected return on plan assets presented in the table above is used to determine pension expense for the succeeding year. We select the expected rate of return on plan assets on the basis of a near term view of asset portfolio performance of our pension plans due to the privatization of the Company and the near term potential need for liquidity.

14.	INCOME TAXES

The components of income taxes are as follows:

	Years Ended December 31
	2001	2002	2003
	NT$	NT$	NT$
Current	$11,369	$12,095	$10,724
Deferred	(1,850)	744	(425)

	$9,519	$12,839	$10,299

A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

	Years Ended December 31
	2001	2002	2003
	NT$	NT$	NT$
Income tax expense computed at statutory tax rate	$11,720	$14,232	$14,404
Permanent differences	(354)	(99)	308
Investment tax credits	(2,554)	(2,095)	(4,348)
Other	707	801	(65)

Income tax expense	$9,519	$12,839	$10,299

Upon privatization in the period when the government’s ownership percentage falls below 50%, the Company will continue to be subject to a 10% tax on its undistributed earnings as required by the Income Tax Law of the ROC. As the Company is currently and has historically been required under government regulations to distribute all its earnings within six months subsequent to year end, it has been required to pay a minimal amount of tax under this regulation. For ROC GAAP purposes, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained and the liability is incurred.

Permanent differences consist primarily of tax-exempt income from the sale of marketable securities and interest income on commercial paper purchased, which are subject to a separate income tax rate of 20%.

Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

	December 31
	2002	2003
	NT$	NT$
Current:
Provision for doubtful accounts	$1,688	$1,614
Deferred income	989	797
Accrued pension costs	14,823	15,237
Prepaid card revenues (related liability is included in “other current liabilities”)	915	850
Other—net	145	435

	18,560	18,933
Less—valuation allowance	1,715	1,950

	$16,845	$16,983

Non-current:
Deferred income	$3,442	$2,887
Other	1,091	1,828

	4,533	4,715
Less—valuation allowance	1,069	1,814

	$3,464	$2,901

The above deferred income tax assets were computed based on a tax rate of 25%. A portion of the amount included in other relates to the timing differences between US GAAP reporting and the taxable base for the 10% undistributed earnings tax. These differences are computed based on a tax rate of 10%.

15.	TRANSACTIONS WITH RELATED PARTIES

As the Company is a state-owned enterprise, the ROC Government is one of the Company’s largest customers. The Company provides fixed-line services, wireless services, Internet and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

The Company engages in business transactions with the following related party:

Company	Relationship
TISE	Equity investee
Chunghwa System Integration(“CSI”)	Subsidiary of CHI

Significant transactions with the above related party are summarized as follows:

	December 31
	2002		2003
	Amount	%	Amount	%
Payables
Accrued expenses CSI	$—	—	$30	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$873	4	$632	6
CSI	—	—	21	—

	$873	4	$653	6

	Years Ended December
	2001		2002		2003
	Amount	%	Amount	%	Amount	%
Operating Cost and Expenses
CSI	$—	—	$—	—	$96	—

Acquisition of Equipment
TISE	$3,018	6	$6,879	16	$4,471	14
CSI	—	—	—	—	49	—

	$3,018	6	$6,879	16	$4,520	14

The foregoing acquisitions were conducted under normal commercial terms.

16.	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2003, the Company has remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,402 million, and (b) acquisitions of telecommunications equipment of NT$10,976 million.

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years through 2006. Minimum rental commitments under those leases are as follows:

December 31, 2003
NT$
Within the following year	$1,036
During the second year	747
During the third year	571
During the fourth year	256
During the fifth year and thereafter	129

Total	$2,739

As of December 31, 2003, the Company had unused letters of credit of NT$10,775 million.

The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

17.	LITIGATION

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

18.	INFORMATION ON FINANCIAL INSTRUMENTS

The non-derivative financial instruments are as follows:

	December 31
	2002		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
Assets
Cash and cash equivalents	$7,652	$7,652	$13,553	$13,553
Investments in unconsolidated companies, accounted for using the equity method	1,417	1,952	1,420	1,857
Refundable deposits (included in “other assets—other”)	2,759	2,759	4,018	4,018
Liabilities
Customers’ deposits	11,975	9,004	10,957	9,337
Long-term loans	17,700	17,700	700	700

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

c.	Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

d.	Customers’ deposits. The fair value is the discounted value based on projected cash flow. The projected cash flows were discounted using the average expected customer service periods.

e.	Long-term loans. The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the maturity dates of long-term loans.

19.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular operations—the provision of cellular and related services;

•	Paging operation—the provision of paging and related services;

•	Internet and data operation—the provision of Internet access, lease line, and related services;

•	All other operations—the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business Segments:

As of and for the year ended December 31, 2001

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$73,536	$20,731	$20,682	$57,595	$1,341	$38,571	$2,608	$215,064
Elimination of intersegment amount	(18,872)	(2,608)	(1)	(828)	(3)	(9,813)	(88)	(32,213)
US GAAP adjustments	1,799	(128)	(67)	(94)	6	32	(21)	1,527

Total service revenues from external customers	$56,463	$17,995	$20,614	$56,673	$1,344	$28,790	$2,499	$184,378

Operating costs and expenses, excluding depreciation and amortization	$41,991	$11,131	$14,447	$31,557	$1,157	$21,867	$1,232	$123,382
Elimination of intersegment amount	(2,951)	(7,388)	(2,300)	(13,673)	(379)	(5,368)	(154)	(32,213)
US GAAP adjustments	3,246	313	324	1,729	46	395	44	6,097

	$42,286	$4,056	$12,471	$19,613	$824	$16,894	$1,122	97,266

Unallocated corporate amount								3,589

Total operating costs and expenses, excluding depreciation and amortization								$100,855

Depreciation and amortization	$23,947	$1,448	$821	$4,405	$485	$7,703	$479	$39,288
US GAAP adjustments	(345)	(25)	(15)	(46)	(5)	(23)	(6)	(465)

	$23,602	$1,423	$806	$4,359	$480	$7,680	$473	38,823

Unallocated corporate amount								97

Total depreciation and amortization								$38,920

Income from operations	$7,598	$8,152	$5,414	$21,633	($301)	$9,001	$897	$52,394
Elimination of intersegment amount	(15,921)	4,780	2,299	12,845	376	(4,445)	66	—
US GAAP adjustments	(1,102)	(416)	(376)	(1,777)	(35)	(340)	(59)	(4,105)

	($9,425)	$12,516	$7,337	$32,701	$40	$4,216	$904	48,289

Unallocated corporate amount								3,686

Total income from operations								$44,603

Segment income before income tax	$6,110	$8,116	$5,411	$21,454	($315)	$9,355	$869	$51,000
Elimination of intersegment amount	(15,921)	4,780	2,299	12,845	376	(4,445)	66	—
US GAAP adjustments	772	(381)	(156)	(684)	(28)	(291)	(10)	(778)

	($9,039)	$12,515	$7,554	$33,615	$33	$4,619	$925	50,222

Unallocated corporate amount								(3,341)

Total segment income before income tax								$46,881

Segment assets	$271,271	$16,364	$19,176	$50,179	$2,323	$70,888	$11,221	$441,422
US GAAP adjustments	(56,130)	(3,058)	(2,594)	(3,561)	(154)	(4,306)	(2,142)	(71,945)

	$215,141	$13,306	$16,582	$46,618	$2,169	$66,582	$9,079	369,477

Unallocated corporate amount								41,937

Total segment assets								$411,414

Expenditures for segment assets	$17,425	$4,663	$635	$12,680	$2	$16,173	$1,241	$52,819

Unallocated corporate amount								116

Total expenditures for segment assets								$52,935

As of and for the year ended December 31, 2002

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$67,950	$16,135	$15,720	$63,337	$1,059	$40,525	$2,904	$207,630
Elimination of intersegment amount	(18,343)	(2,103)	(1)	(867)	(5)	(9,344)	(181)	(30,844)
US GAAP adjustments	2,184	(17)	(17)	416	—	33	(24)	2,575

Total service revenues from external customers	$51,791	$14,015	$15,702	$62,886	$1,054	$31,214	$2,699	$179,361

Operating costs and expenses, excluding depreciation and amortization	$34,112	$7,510	$11,453	$33,150	$859	$19,130	$624	$106,838
Elimination of intersegment amount	(3,896)	(5,453)	(2,500)	(13,419)	(163)	(5,243)	(170)	(30,844)
US GAAP adjustments	2,000	72	96	233	14	676	274	3,365

	$32,216	$2,129	$9,049	$19,964	$710	$14,563	$728	79,359

Unallocated corporate amount								4,003

Total operating costs and expenses, excluding depreciation and amortization								$83,362

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Depreciation and amortization	$23,445	$1,353	$545	$5,304	$374	$8,974	$751	$40,746
US GAAP adjustments	(358)	(21)	(5)	(77)	(5)	(125)	(5)	(596)

	$23,087	$1,332	$540	$5,227	$369	$8,849	$746	40,150

Unallocated corporate amount								148

Total depreciation and amortization								$40,298

Income from operations	$10,393	$7,272	$3,722	$24,883	($174)	$12,421	$1,529	$60,046
Elimination of intersegment amount	(14,447)	3,350	2,499	12,552	158	(4,101)	(11)	—
US GAAP adjustments	542	(68)	(108)	260	(9)	(518)	(293)	(194)

	($3,512)	$10,554	$6,113	$37,695	($25)	$7,802	$1,225	59,852

Unallocated corporate amount								(4,151)

Total income from operations								$55,701

Segment income before income tax	$10,115	$7,310	$3,741	$25,562	($177)	$12,518	$1,489	$60,558
Elimination of intersegment amount	(14,447)	3,350	2,499	12,552	158	(4,101)	(11)	—
US GAAP adjustments	1,048	(48)	(82)	321	(6)	(346)	(224)	663

	($3,284)	$10,612	$6,158	$38,435	($25)	$8,071	$1,254	61,221

Unallocated corporate amount								(4,294)

Total segment income before income tax								$56,927

Segment assets	$260,407	$10,510	$14,071	$61,496	$1,448	$75,369	$14,436	$437,737
US GAAP adjustments	(47,106)	(810)	(1,734)	(4,657)	(81)	(9,353)	(4,077)	(67,818)

	$213,301	$9,700	$12,337	$56,839	$1,367	$66,016	$10,359	369,919

Unallocated corporate amount								58,734

Total segment assets								$428,653

Expenditures for segment assets	$17,760	$2,728	$879	$4,709	$—	$15,965	$1,160	$43,201

Unallocated corporate amount								59

Total expenditures for segment assets								$43,260

As of and for the year ended December 31, 2003

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$64,508	$16,000	$15,620	$66,659	$595	$44,159	$2,750	$210,291
Elimination of intersegment amount	(18,145)	(2,600)	(2)	(987)	(3)	(8,582)	(132)	(30,451)
US GAAP adjustments	2,048	35	45	516	—	4	(22)	2,626

Total service revenues from external customers	$48,411	$13,435	$15,663	$66,188	$592	$35,581	$2,596	$182,466

Operating costs and expenses, excluding depreciation and amortization	$33,430	$6,528	$11,059	$33,264	$482	$19,935	$930	$105,628
Elimination of intersegment amount	(4,735)	(4,772)	(2,942)	(13,239)	(86)	(4,420)	(257)	(30,451)
US GAAP adjustments	3,516	110	163	425	15	1,191	473	5,893

	$32,211	$1,866	$8,280	$20,450	$411	$16,706	$1,146	81,070

Unallocated corporate amount								3,862

Total operating costs and expenses, excluding depreciation and amortization								$84,932

Depreciation and amortization	$22,312	$1,328	$616	$5,574	$311	$10,891	$786	$41,818
US GAAP adjustments	(248)	(11)	(11)	(52)	(3)	(86)	—	(411)

	$22,064	$1,317	$605	$5,522	$308	$10,805	$786	41,407

Unallocated corporate amount								162

Total depreciation and amortization								$41,569

Income from operations	$8,766	$8,144	$3,945	$27,821	($198)	$13,333	$1,034	$62,845
Elimination of intersegment amount	(13,410)	2,172	2,940	12,252	83	(4,162)	125	—
US GAAP adjustments	(1,220)	(64)	(107)	143	(12)	(1,101)	(495)	(2,856)

	($5,864)	$10,252	$6,778	$40,216	($127)	$8,070	$664	59,989

Unallocated corporate amount								(4,024)

Total income from operations								$55,965

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Segment income before income tax	$8,897	$8,221	$3,936	$28,037	($198)	$13,548	$994	$63,435
Elimination of intersegment amount	(13,410)	2,172	2,940	12,252	83	(4,162)	125	—
US GAAP adjustments	(536)	(48)	(81)	213	(10)	(895)	(420)	(1,777)

	($5,049)	$10,345	$6,795	$40,502	($125)	$8,491	$699	61,658

Unallocated corporate amount								(4,044)

Total segment income before income tax								$57,614

Segment assets	$218,741	$8,870	$14,510	$65,306	$1,103	$105,098	$12,814	$426,442
US GAAP adjustments	(41,770)	(1,810)	(1,676)	(4,921)	(66)	(14,052)	(2,929)	(67,224)

	$176,971	$7,060	$12,834	$60,385	$1,037	$91,046	$9,885	359,218

Unallocated corporate amount								70,477

Total segment assets								$429,695

Expenditures for segment assets	$7,545	$1,314	$415	$7,938	$—	$14,302	$666	$32,180

Unallocated corporate amount								68

Total expenditures for segment assets								$32,248

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Years Ended December 31
	2001	2002	2003
	NT$	NT$	NT$
Taiwan, ROC	$179,607	$173,127	$176,429
Overseas	4,771	6,234	6,037

Total	$184,378	$179,361	$182,466

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Hong Kong, Thailand and the United States of America. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.08 million and NT$0.04 million at December 31, 2002 and 2003, respectively, are located in Taiwan, ROC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on December 29, 2000 (English translation)

*1.2	Articles of Incorporation of the Company as last amended on June 17, 2003 (English Translation)

4.1	Form of Deposit Agreement among the Company, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (1)

*11.1	Code of Ethics (English translation)

*31.1	Certifications of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*31.2	Certifications of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*32.1	Certifications of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*32.2	Certifications of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith.

(1)	Incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-106416) filed with the Commission on July 15, 2003.