Form 20-F
period 2004-12-31
CHUNGHWA TELECOM CO LTD
filed 2005-06-23
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number 001-31731

Chunghwa Telecom Co., Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Taiwan, Republic of China

(Jurisdiction of Incorporation or Organization)

21-3 Hsinyi Road, Section 1, Taipei,

Taiwan, Republic of China

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value NT$10 per share	New York Stock Exchange*
American Depositary Shares, as evidenced by American Depositary Receipts, each representing 10 Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

9,647,724,900 Common Shares

110,975,000 American Depositary Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2004

SUPPLEMENTAL INFORMATION

All references to “we,” “us,” “our” and “our company” in this annual report are to Chunghwa Telecom Co., Ltd. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the deposit agreement, dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd., The Bank of New York, as depository, and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Ministry of Transportation and Communications” are to the Ministry of Transportation and Communications of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, and “US GAAP” means the generally accepted accounting principles of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data of the Company for a particular year refer to the fiscal year of the Company ending December 31 of that year.

We publish our financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

This annual report contains forward-looking statements, including statements regarding:

•	our possible privatization;

•	our business and operating strategy;

•	our network expansion plans;

•	our business, operations and prospects;

•	our financial condition and results of operations;

•	our dividend policy;

•	the telecommunications industry regulatory environment; and

•	future developments in the telecommunications industry in Taiwan.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2002, 2003 and 2004, and the selected balance sheet data as of December 31, 2003 and 2004, set forth below are derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to these financial statements and the related notes. The selected income statement data and cash flow data for the years ended June 30, 2000 and December 31, 2001 and the six months ended December 31, 2000 and the selected balance sheet data as of June 30, 2000 and December 31, 2000, 2001 and 2002 set forth below are derived from our audited financial statements not included in this annual report. The selected income statement data and cash flow data for the six months ended December 31, 1999 and the selected balance sheet data as of December 31, 1999 set forth below are derived from our unaudited financial statements not included in this annual report.

	As of or for the year ended June 30, 2000(1)	As of or for the six months ended December 31,			As of or for the year ended December 31,
		1999(1)	2000(1)		2001	2002	2003	2004
	(in billions, except per share and per pro forma ADS information)
	NT$	NT$	NT$		NT$	NT$	NT$	NT$	US$
		(unaudited)
Income Statement Data:
Revenues	185.0	91.7	95.0		184.4	179.4	182.5	185.2	5.8

Operating costs and expenses:
Costs of services(2)	64.8	30.5	35.6		72.7	58.1	59.6	60.3	1.9
Marketing(2)	18.0	8.4	9.6		21.9	20.2	20.0	19.3	0.6
General and administrative(2)	3.3	1.5	1.6		3.5	2.7	2.7	2.5	0.1
Research and development(2)	2.7	1.3	1.3		2.8	2.4	2.6	2.5	0.1
Depreciation and amortization—costs of services	34.7	17.2	18.2		36.6	37.9	39.2	38.4	1.2
Depreciation and amortization—operating expenses	2.0	1.0	1.0		2.3	2.4	2.4	2.3	—

Total operating costs and expenses	125.5	59.9	67.3		139.8	123.7	126.5	125.3	3.9

Operating income	59.5	31.8	27.7		44.6	55.7	56.0	59.9	1.9
Other income(3)	1.8	1.1	1.2		3.7	2.5	2.2	2.7	0.1
Other expenses(4)	0.8	0.3	0.5		1.4	1.3	0.6	0.4	—

Income before income tax	60.5	32.6	28.4		46.9	56.9	57.6	62.2	2.0
Income tax	13.9	7.4	6.8		9.5	12.8	10.3	11.3	0.4

Net income	46.6	25.2	21.6		37.4	44.1	47.3	50.9	1.6

Net income per share(5)	4.83	2.61	2.24		3.87	4.57	4.90	5.28	0.17
Net income per pro forma equivalent ADS(6)	48.27	26.11	22.40		38.73	45.70	49.04	52.78	1.66

Balance Sheet Data:
Cash and cash equivalents	15.2	14.4	24.1		4.6	7.6	13.5	29.3	0.9
Property, plant and equipment—net	315.5	311.6	322.8		336.4	338.4	329.7	311.6	9.8
Total assets	411.9	402.7	413.4		411.4	428.6	429.7	438.4	13.8
Total debt	9.0	—	—		17.0	17.7	0.7	0.7	—
Total liabilities	126.2	138.4	105.2		121.7	128.6	118.9	119.7	3.8
Capital stock	96.5	96.5	96.5		96.5	96.5	96.5	96.5	3.0
Total stockholders’ equity	285.7	264.3	308.2		289.7	300.0	310.8	318.7	10.0

Cash Flow Data:
Net cash provided by operating activities	70.0	41.2	30.0		73.1	91.3	93.6	91.6	2.9
Net cash used in investing activities	(52.8)	(28.8)	(25.3)		(53.7)	(55.3)	(32.2)	(32.4)	(1.0)
Net cash provided by (used in) financing activities	(6.1)	(2.1)	4.2		(38.9)	(33.0)	(55.5)	(43.4)	(1.4)
Capital expenditures	53.1	29.2	25.4		52.9	43.3	32.2	22.9	0.7

Other:
Cash dividends declared per share	—	N/A	5.80	(7)	3.50	4.00	4.50	4.70	0.15

(1)	Pursuant to a revision in the Republic of China Budget Law on October 29, 1998, we, as a state-owned enterprise, were required by the government to change our financial reporting year, starting in 2000, from a fiscal year ending on June 30 to a calendar year. We prepared financial statements under US GAAP for the year ended June 30, 2000, and we transitioned to a calendar year for US GAAP reporting purposes with effect from January 1, 2001. Data as of or for the six months ended December 31, 1999 is provided for comparison purposes only.

(2)	Excludes related depreciation and amortization.
(3)	Includes interest income of NT$372 million for the year ended June 30, 2000; NT$218 million and NT$264 million for the six months ended December 31, 1999 and 2000, respectively; and NT$649 million, NT$187 million, NT$100 million and NT$224 million (US$7.1 million) for the years ended December 31, 2001, 2002, 2003 and 2004, respectively.
(4)	Includes interest expense of NT$169 million for the year ended June 30, 2000; NT$12 million and NT$103 million for the six months ended December 31, 1999 and 2000, respectively; and NT$392 million, NT$171 million, NT$43 million and NT$5 million (US$0.2 million) for the years ended December 31, 2001, 2002, 2003 and 2004, respectively.
(5)	Net income per share is the same on both an undiluted and a fully diluted basis.
(6)	Each equivalent ADS represents ten of our common shares.
(7)	For the 18-month period ended December 31, 2000.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$31.74 = US$1.00, which was the noon buying rate in the City of New York for cable transfers of New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. This translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that or any other rate or at all. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period- End
2000	31.37	33.25	30.35	33.17
2001	33.91	35.13	32.23	35.00
2002	34.53	35.16	32.85	34.70
2003	34.40	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
November	32.78	33.48	32.17	32.20
December	32.17	32.49	31.74	31.74
2005
January	31.85	32.22	31.65	31.71
February	31.50	31.79	31.06	31.06
March	31.11	31.73	30.65	31.46
April	31.48	31.70	31.23	31.23
May	31.27	31.47	30.98	31.13
June (through June 22)	31.32	31.48	31.15	31.36

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Company and the Taiwan Telecommunications Industry

Our business and operations will be subject to extensive regulations applicable to state-owned enterprises in the Republic of China until the government owns less than 50% of our outstanding common shares.

Because the Republic of China government currently owns more than 50% of our outstanding common shares, our business and operations are subject to extensive regulations under the applicable Republic of China laws, rules and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Laws and Regulations Relating to State-Owned Enterprises and Our Privatization.” For example, as a state-owned enterprise, we are required, subject to limited relief granted by the Ministry of Transportation and Communications, to undergo a lengthy governmental procurement process relating to the acquisition of goods and services. In the past, we have at times been unable to timely expand our business due to delays caused by this process, particularly with respect to the acquisition of equipment. As a result, our ability to rapidly respond to changing market conditions and competition will be limited in comparison to our competitors until we are privatized, our position in the Taiwan telecommunications market may be overtaken by our competitors and our profitability and prospects may be materially and adversely affected. Moreover, we cannot assure you that our privatization will be completed by the government’s target date of December 31, 2005 or at all.

If we fail to maintain a good relationship with our labor union, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

We currently have the largest labor union in Taiwan. As of March 31, 2005, substantially all of our employees were members of our principal labor union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. In particular, our labor union initiated a demonstration in August 2000 to express concerns over job security after our privatization. Furthermore, following our failure to sign the collective agreement proposed by the labor union, the union resolved on December 5, 2004 to hold strikes anytime before our privatization. In anticipation of our possible privatization, the labor union held a strike on May 17, 2005. The labor union has threatened to conduct another strike on July 1, 2005. Any deterioration of our relationship with our labor union could result in work stoppages or worker unrest. Any work stoppage or strike or any threat to take such an action could disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation. In addition, we cannot assure you that any future collective agreement we sign with our labor union would not result in our having to incur higher costs, such as increased wages, pension contributions or employee benefits, which could have a material adverse effect on our financial condition and results of operations.

We may not enjoy the benefits of privatization as quickly or at the level that we expect.

As a state-owned enterprise, our autonomy is limited by comprehensive regulations relating to many areas of our operations. In the past, these regulations have adversely affected our business and operations, including restricting our ability to timely expand our business and efficiently manage our workforce. If we are privatized, we expect to enjoy increased management flexibility in implementing measures to improve our cost structure, efficiently operate our business and expand into new businesses. However, we cannot assure you that, in the event we are privatized, we will be successful in achieving the benefits we expect from privatization in a timely manner or at all. Factors that may cause the actual benefits we may enjoy from privatization to deviate from our expectations include:

•	adverse developments in our relations with our labor union that affect our costs, including with respect to pension and other benefits, and efficient management of our workforce;

•	costs and inefficiencies associated with replacing employees who retire or depart from our company in connection with our privatization;

•	possible loss of service of our senior management staff following our privatization as a result of any legal or administrative action taken by third parties or interested groups opposed to our privatization;

•	changes in regulations affecting us following our privatization; and

•	the speed with which we are able to implement more efficient procurement and other management systems, and the resulting levels of cost savings.

Moreover, we cannot assure you that our privatization will be completed by the government’s target date of December 31, 2005 or at all. In addition, the Republic of China government, through various entities affiliated with the government, engages from time to time in open market purchases of common shares of companies listed on the Taiwan Stock Exchange, and we expect the government to continue this practice after our privatization. We cannot assure you that we would be able to retain our status as a privatized company to the extent that, after our privatization, such open market purchases of our common shares result in the government owning more than 50% of our outstanding common shares.

Our actual pension obligations may be significantly higher than what we have provided for under current actuarial assumptions and may also differ from actual experience, including as a result of events outside of our control.

As of December 31, 2004, our estimated pension obligations totaled NT$134.9 billion. Of this amount, NT$45.7 billion relates to projected benefits under annuity payments and the six-month salary portion of severance payments that the Ministry of Transportation and Communications will be responsible for after our privatization. We have provided for our pension obligations by making contributions to our pension plans, and the fair value of our pension plan assets was NT$85.9 billion as of December 31, 2004. We intend to contribute NT$6.1 billion to our pension plans in 2005, of which contributions of NT$2.0 billion were made in the three months ended March 31, 2005. We determined our estimated pension obligations based on a number of actuarial assumptions, including that we would be privatized by the Republic of China government’s target date of December 31, 2005, that a certain number of our employees would choose to retire upon our privatization and that our pension plan assets would achieve a certain return. To the extent these assumptions are different from actual experience, our actual pension obligations could be significantly increased. Moreover, we cannot assure you that other events outside of our control, such as new laws, rules or regulations or interpretations of existing laws, rules or regulations, as well as legal or other challenges to our potential privatization, would not similarly result in a significant increase in our actual pension obligations. Any increase in our pension obligations could have a material adverse effect on our financial condition and results of operations.

Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our operations may suffer.

As a telecommunications service provider in Taiwan, we are subject to extensive regulation by and under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications of the Republic of China. We have been designated by the government as a dominant provider of fixed line and cellular services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the Ministry of Transportation and Communications. For example, the regulation governing setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, then our competitiveness, market position and profitability will be materially and adversely affected. Furthermore, we are subject to the Statute of Chunghwa Telecom Co., Ltd. which, among other things, regulates our employment conditions and the subscription rights of our employees relating to the issuance and sale of our common shares.

Our flexibility in the management of our business and operations may be severely limited by this statute, which may further reduce our competitiveness.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff policies and rates could immediately and substantially decrease our revenues. In addition, we operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate our business in the manner we desire, then our operations will suffer.

Increasing competition resulting from the ongoing liberalization of the Taiwan telecommunications industry or from alternative means of communication may materially and adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

We have faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, the Republic of China government enacted legislation in 1996 that sets the guidelines for competition in the Taiwan telecommunications industry. Multiple licenses to operate fixed line, cellular, paging and other services have been issued since 1996. Since June 2001, three additional operators have begun providing fixed line services, and since August 2001, licenses have been granted to four undersea cable operators to engage in the undersea cable leased-circuit business. In addition, the government awarded third generation cellular services concessions to five companies in February 2002, including two new cellular operators. Since early 2004, the government has also issued four mobile virtual network operator licenses that allow operators without a spectrum allocation to provide cellular services by leasing the network capacity and facilities from a licensed cellular service provider. Many of our competitors are in alliances with leading international telecommunications service providers and have access to financial and other resources or technologies that may not be available to us. Further, as the government continues to liberalize the telecommunications market, such as through the issuance of new licenses or establishing an alternative network to our own, our market position and competitiveness could be adversely affected.

We may also be subject to competition from providers of new telecommunications services as a result of technological development and the convergence of various telecommunications services. In particular, as a result of technological substitution and other factors, we have been facing competition from alternative means of communication, including voice over Internet protocol, high-speed cable Internet service, e-mail and wireless services. Providers of these products and services include cable television companies, direct broadcast satellite companies and digital subscriber line resellers.

Increasing competition may also cause the rate of our customer growth to reverse or decline, bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could materially and adversely affect our business growth and profitability.

Changes in technology may render our current technologies obsolete or require us to obtain licenses for introducing new services or make substantial capital investments, financing for which may not be available to us on favorable commercial terms.

The Taiwan telecommunications industry has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or to obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, then we may lose our customers and market share and become less profitable. For example, we recently began offering multimedia on demand services on a limited basis. Although we were not, and are not, in compliance with some applicable ownership restrictions under the Cable Radio and Television Law of the Republic of China, we were nevertheless granted a cable operator license by the Government Information Office. However, we cannot assure you that fines will not be imposed and our license will not be revoked. Moreover, our plans to introduce voice over Internet protocol telephone services have also been delayed because the applicable regulatory authority has not issued the requisite approvals to any operator.

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order for us to effectively respond to technological changes, such as the introduction of a third-generation cellular telecommunications platform. We will also need to make additional capital expenditures relating to the launch of new businesses, including multimedia on demand, asymmetrical digital subscriber line services, fiber-to-the-building services and voice over Internet protocol services, and the implementation of a network modernization program, including the planned migration of our fixed line networks to Internet protocol next generation networks. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations and cash flows, prevailing economic conditions in Taiwan and the prevailing market conditions in the Taiwan telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. The failure to obtain funding for our capital expenditures on commercially acceptable terms and on a timely basis, or at all, could jeopardize our expansion plans and materially and adversely affect our business, competitive position and prospects.

We may not realize the benefits we expect from our investments, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2004, we had capital expenditures in relation to our network infrastructure and information technology systems of NT$22.9 billion. Of this amount, we had capital expenditures of NT$5.0 billion in our fixed line services, NT$5.5 billion in our cellular services, NT$11.6 billion in our Internet and data services and NT$0.8 billion in other areas. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet consumers’ demand, thus impairing the return from our investments.

We cannot assure you that services enabled by new technologies we implement, such as third generation cellular technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded.

New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

Our ability to deliver services may be interrupted due to a systems failure or shutdown in our networks.

Our services are currently carried through our fixed line and cellular telecommunications networks, as well as through our transmission networks comprised of optical fiber cable, microwave, submarine cable and satellite transmission links. Our networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. Any failure of our networks, servers, or any link in the delivery chain that results in an interruption in our operations or an interruption in the provision of any of our services, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage our ability to attract and retain subscribers and materially and adversely affect our financial condition, results of operations and prospects.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are pursuing a number of new growth opportunities in the broader telecommunications industry, including wireless data services, multimedia on-demand services and voice over Internet protocol services. These opportunities involve new services for which there are no proven markets. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies, such as third generation cellular telecommunication technologies, may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our wireless data services is substantially dependent on the availability of wireless data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our wireless data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, then our revenue growth and profitability, as well as our financial condition and results of operations, will be materially and adversely affected.

We depend on select personnel and could be affected by the loss of their services.

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain personnel.

Our largest shareholder may take actions that conflict with our public shareholders’ best interests.

As of April 20, 2005, the most recent practicable date, the Republic of China government, through the Ministry of Transportation and Communications and other government-controlled entities, owns approximately 65.29% of our outstanding common shares. Accordingly, the government will continue to have the ability to control our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual budget;

•	the composition of our senior management;

•	the timing and distribution of dividends; and

•	the election of a majority of our directors and supervisors.

In addition, under the Republic of China Telecommunications Act and our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the

Republic of China government’s ownership of our outstanding common shares falls below 50%. The Ministry of Transportation and Communications, as the holder of these preferred shares, will have the right to veto any change in our name or our business and any transfer of a substantial part of our business or property. These preferred shares, if issued, will be redeemed by us three years after the date of their issuance at their par value.

The Ministry of Transportation and Communications may transfer its shareholding in our company in the event we are privatized, and our relationship with the government, including our principal regulators, may change.

We understand that the Republic of China government is considering restructuring its ownership of our company in the event of our privatization by transferring our common shares currently held through the Ministry of Transportation and Communications to another government agency or state-owned enterprise. New laws or regulations may also be enacted in connection with such restructuring, including relating to matters such as the administration of the government’s shareholding in our company, the process of appointing our directors and the voting of government-owned shares. In addition, as a result of the share transfer, our relationship with the Ministry of Transportation and Communications, which is also our principal regulator, or other government entities may change. We cannot assure you that any changes in our relationships with government entities will not have a material adverse effect on our financial condition and results of operations.

The value of your investment may be reduced by future sales of our ADSs or common shares by us, by the Republic of China government or by other shareholders.

Since we became a publicly listed company in the Republic of China in October 2000, the Ministry of Transportation and Communications, on behalf of the government, has sold a total of 3,391,432,665 common shares of our company, which account for 35.15% of our outstanding common shares. The government may continue to sell our common shares following our privatization. Sales of substantial amounts of ADSs or common shares by the government or any other shareholder in the public market or the perception that future sales may occur could depress the prevailing market price of our ADSs and common shares.

Actual or perceived health risks related to cellular handsets and base stations could lead to decreased cellular telephone usage and difficulties in increasing network coverage and could expose us to potential liability.

According to some published reports, the electromagnetic signals from cellular handsets and cellular base stations may pose health risks or interfere with the operation of electronic equipment. Although the findings of those reports are disputed, actual or perceived risks of using cellular telecommunications devices or of base stations could have a material adverse effect on cellular service providers, including us. For example, our customer base could be reduced, our customers may reduce their usage of our cellular services or we could encounter difficulties in obtaining sites for additional cellular base stations required to expand our network coverage. As a result, our cellular business may generate less revenue and our financial condition and results of operations may be materially and adversely affected. In addition, we could be exposed to potential liability for any health problems caused by cellular handsets and base stations.

The market value of your investment may fluctuate due to financial results released in the Republic of China that are prepared on a basis that is different from generally accepted accounting principles in the United States and that are subject to government review, audit and adjustment.

Until we are privatized, under laws and regulations applicable to state-owned enterprises, our financial statements prepared for reporting purposes in the Republic of China will be subject to government review and audit. The government has required in the past, and may require in the future, adjustments to be made to our internally prepared and audited financial statements prior to approving our official government audited financial statements. These adjustments have in the past affected our reported revenues, expenses, income before tax and income available for distribution of dividends, and may do so in the future. However, these adjustments have not had any material impact on our financial statements presented in the prospectus. The financial statements presented in this annual report have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were not subject to adjustment under the government review and audit process.

Our ongoing financial reporting with the U.S. Securities and Exchange Commission, or SEC, will be under US GAAP or under generally accepted accounting principles in the Republic of China, or ROC GAAP, with reconciliation to US GAAP in accordance with the requirements of the SEC. However, until we are privatized we will also be preparing and disseminating financial statements and financial data for our local reporting purposes that are prepared on a basis other than US GAAP as described in the preceding paragraph. Our reported financial condition and results of operations under US GAAP and under other accounting principles and standards may differ significantly. The price of our common shares trading on the Taiwan Stock Exchange may be based on, among other things, our financial statements prepared for ongoing reporting purposes in the Republic of China, and this in turn may affect the market price of our ADSs.

We may be sanctioned or lose our licenses for violations of limits on foreign ownership of our common shares and these limits may materially and adversely affect our ability to obtain financing.

The laws of the Republic of China limit foreign ownership of our common shares. Currently, the Ministry of Transportation and Communications limits direct and indirect foreign ownership of our common shares to 40%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Additionally, the Cable Radio and Television Law, under which we operate our multimedia on demand business, provides that direct foreign ownership in a cable operator may not exceed 20%, and combined direct and indirect foreign ownership in a cable operator may not exceed 60%. We were granted a license under this law, even though we were not, and are not, in compliance with this and other ownership restrictions. Since we are unable to control ownership of our common shares or ADSs representing our common shares, and because we have no ability to stop transfers among shareholders, to force particular shareholders to sell their shares, or otherwise remedy a breach of these foreign ownership limits, we may lose our licenses through no fault of our own and we do not have any effective means to protect our business from this risk. These limitations may also materially and adversely affect our ability to obtain adequate financing to fund our future capital requirements or to obtain strategic partners, and alternate forms of financing may not be available on terms favorable to us or at all.

We are subject to litigation that could expose us to substantial liabilities.

We are from time to time involved in litigation, arbitration or administrative proceedings in the ordinary course of our business. See “Item 4. Information on the Company — B. Business Overview—Legal Proceedings.” We cannot predict the outcome of these proceedings, and we cannot assure you that if a judgment is rendered against us in any or all of these proceedings, our financial condition and results of operations would not be materially and adversely affected.

Risks Relating to the Republic of China

Any further economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In recent years, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Taiwan and the rest of Asia, which has resulted in a depressed property market and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. Although economic conditions in Taiwan improved in 2003 and 2004, the global slowdown in technology expenditures has also from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. We cannot assure you that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by a deterioration in the Taiwan economy.

Any future outbreak of contagious diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any future outbreak of contagious diseases, such as severe acute respiratory syndrome or avian influenza, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

We face substantial political risks associated with doing business in Taiwan, particularly due to the tense relationship between the Republic of China and the People’s Republic of China that could negatively affect the value of your investment.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the Republic of China and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Furthermore, the PRC government passed an Anti-Secession Law in March 2005, which authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. Past developments in relations between the Republic of China and the PRC have on occasion depressed the market prices of the securities of companies in the Republic of China. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Taiwan is susceptible to severe earthquakes and typhoons that could severely disrupt the normal operation of our business and adversely affect our earnings.

All of our properties are located in Taiwan, which is susceptible to earthquakes and typhoons. On September 21, 1999, the central part of Taiwan experienced a severe earthquake that caused significant property damage and loss of life. This earthquake damaged our network facilities and adversely affected our operations. In particular, we suffered property losses totaling approximately NT$1 billion. Since that time, other parts of Taiwan have also experienced earthquakes that damaged or disrupted the businesses of many other companies. In addition, parts of our network were damaged, and our operations were disrupted, by two typhoons in 2001. As a result of these typhoons, we suffered property losses totaling approximately NT$200 million. We do not carry any insurance to cover damages caused by earthquakes or typhoons, or to cover any resulting business interruption. In the event of a major earthquake, typhoon or other natural disaster in Taiwan, our business could be severely disrupted and our business and results of operations could be materially and adversely affected.

Shareholders may have more difficulty protecting their interests under the laws of the Republic of China than they would under the laws of the United States.

Our corporate affairs are governed by our articles of incorporation, the Statute of Chunghwa Telecom Co., Ltd., and by the laws governing corporations incorporated in the Republic of China. The rights of shareholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major shareholders of Taiwan companies do not owe fiduciary duties to minority shareholders. In addition, until we are privatized, our corporate affairs are governed by laws and regulations not generally applicable to other Taiwan companies. Therefore, holders of our common shares and ADSs may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public shareholders of a United States corporation.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Taiwan securities market.

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.2 in February 2000 and subsequently fell to a low of 3,446.3 in October 2001. During 2004, the Taiwan Stock Exchange Index peaked at 7,034.10 on March 4, 2004, and reached a low of 5,316.87 on August 4, 2004. On June 22, 2005, the Taiwan Stock Exchange Index closed at 6,357.83. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

In response to declines and volatility in the securities markets in Taiwan, the Republic of China government formed the National Financial Stabilization Fund to support these markets through open market purchases of shares in Taiwan companies from time to time. The details of the transactions of the National Financial Stabilization Fund have not been made public. In addition, the government’s Labor Insurance Fund and other funds associated with the government have in the past purchased, and may from time to time purchase, shares of Taiwan companies listed on the Taiwan Stock Exchange or other markets. As a result of these activities, the market price of common shares of Taiwan companies may have been and may currently be higher than the prices that would otherwise prevail in the open market. Market intervention by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Taiwan companies, which may affect the market price and liquidity of our common shares and ADSs.

Risks Relating to Ownership of Our ADSs

Restrictions on the ability to deposit our common shares into our ADS program may adversely affect the liquidity and price of the ADSs.

The ability to deposit shares into our ADS program is restricted by Republic of China law, under which no person or entity, including you and us, may deposit our common shares into our ADS program without specific approval of the Securities and Futures Bureau, except for the deposit of the common shares into our ADS program and for the issuance of additional ADSs in connection with:

•	distribution of share dividends or free distribution of our common shares;

•	exercise of preemptive rights of ADS holders applicable to the common shares evidenced by our ADSs in the event of capital increases for cash; or

•	purchases of our common shares in the domestic market in Taiwan by the investor directly or through the depositary and delivery of such shares or delivery of our common shares held by such investors to the custodian for deposit into our ADS program, subject to the following conditions: (a) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposits only if the total number of ADSs outstanding after the deposit does not exceed the number of ADSs previously approved by the Securities and Futures Bureau, plus any ADSs issued pursuant to the events described above; and (b) this deposit may only be made to the extent previously issued ADSs have been cancelled.

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

Holders of American depositary receipts evidencing our ADSs may exercise voting rights with respect to the common shares represented by these ADSs only in accordance with the provisions of our deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary bank will, as soon as practicable thereafter if requested by us in writing, mail to ADS holders the notice of the meeting sent by us, voting instruction forms and a statement as to the manner in which instructions may be given by the holders.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares represented by ADSs.

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

Under the Republic of China Foreign Exchange Control Law, the Executive Yuan of the Republic of China may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls or other restrictions in the event of, among other things, a material change in international economic conditions.

You are required to register with the Taiwan Stock Exchange and appoint several local agents in Taiwan if you withdraw common shares from our ADS facility and become our shareholder, which may make your ownership burdensome.

If you are a non-Republic of China person and wish to withdraw common shares represented by your ADSs from our ADS facility and hold those common shares, you are required under the current laws and regulations of the Republic of China to appoint an agent, also referred to as a tax guarantor, in the Republic of China for filing tax returns and making tax payment. A tax guarantor must meet certain qualifications set by the Ministry of Finance of the Republic of China and, upon appointment, becomes a guarantor of your Republic of China tax obligations. If you wish to repatriate profits derived from the sale of withdrawn common shares or cash dividends or interest on funds derived from the withdrawn common shares, you will be required to submit evidence of your appointment of a tax guarantor and the approval of the appointment by the Republic of China tax authorities. You may not be able to appoint and obtain approval for a tax guarantor in a timely manner.

In addition, under the current laws of the Republic of China, you will be required to be registered as a foreign investor with the Taiwan Stock Exchange for making investments in the Republic of China securities market prior to the withdrawal of common shares represented by your ADSs. You will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise shareholders’ rights and perform other functions as holders of ADSs may designate. You must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without the relevant registration and appointment of the local agent and custodian and the opening of the trading account and bank account, you will not be able to hold, subsequently sell or otherwise transfer our common shares withdrawn from the ADSs facilities on the Taiwan Stock Exchange.

Our actual financial results in 2005 may differ materially from our announced full year guidance for 2005.

On April 28, 2005, we announced our guidance for 2005 prepared in accordance with ROC GAAP and the requirements of the Taiwan Stock Exchange. In particular, we estimated that for the year ended December 31, 2005, our revenues will be NT$180 billion, income before income tax will be NT$54.9 billion, net income will be NT$42.3 billion and earnings per share will be NT$4.39. These projections were based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described in this annual report. These projections were not prepared with a view towards compliance with published guidelines of the SEC, the U.S. Public Company Accounting Oversight Board or generally accepted accounting principles and, accordingly, you should not rely on this information. In particular, projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time. You should not regard the inclusion of the projections described above as a representation by us, or any of the underwriters, or any other person that these projections or the assumptions underlying the projections will be achieved.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. Our shares have been listed on the Taiwan Stock Exchange under the number “2412” since October 27, 2000 and our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China, and our telephone number is (886) 2-2344-5488. Our website address is http://www.cht.com.tw. The information on our website does not form a part of this annual report.

We were established as a company on July 1, 1996 as a result of the separation of the business and regulatory functions of the Directorate General of Telecommunications. For so long as the Republic of China government continues to own a majority of our common shares, our autonomy will continue to be limited by regulations governing state-owned enterprises. In particular, the Ministry of Transportation and Communications, which owns our shares on behalf of the Republic of China government, currently has the ability to exercise control over the composition of our senior management and to elect a majority of our directors and supervisors. In addition, the Ministry of Transportation and Communications supervises our budget and dividend policies, as well as the determination of key employment terms for our employees, including salary, pension and discharge policies.

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

As our traditional fixed line business has matured and new technologies have become available, we have pursued new growth opportunities in the cellular and Internet and data services markets. We are focusing on enhancing our leading position in each of our principal lines of business, and expanding into new lines of business such as third generation cellular services. We enjoy leading positions across a number of areas:

•	we are Taiwan’s largest provider of fixed line services in terms of both revenues and subscribers;

•	we are Taiwan’s largest cellular service provider in terms of both revenues and subscribers, and are in the process of rolling out a third generation cellular network;

•	we are Taiwan’s largest broadband Internet access provider as well as Taiwan’s largest Internet service provider in terms of both revenues and subscribers; and

•	we are also a leading player in the data communications market in Taiwan.

In 2004, our revenues were NT$185.2 billion (US$5.8 billion), our net income was NT$50.9 billion (US$1.6 billion) and our net income per share was NT$5.28 (US$0.17).

We incurred capital expenditures totaling NT$22.9 billion (US$0.7 billion) in 2004, of which, 22.0% was spent on fixed line services, 24.1% on cellular services, 50.6% on Internet and data services and 3.3% on other items. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Competitive Strengths

We believe that we are well positioned to take advantage of growth opportunities in the telecommunications market in Taiwan as new technologies evolve. In particular, we have maintained our leading market share in cellular and Internet and data services since the opening of the Taiwan telecommunications market to competition in June 2001. Furthermore, we have enjoyed greater flexibility in making purchasing decisions after the Ministry of Transportation and Communications granted us limited special relief from the strict requirements of the Government Procurement Law. In addition, our responsiveness to market conditions has been enhanced by the shortening in May 2002 of the approval period for primary tariff adjustments and promotional packages from 40 to 14 days.

We believe that further deregulation and market liberalization will continue to drive the growth of the overall market for telecommunications services in Taiwan, as well as the development of new products and services. We expect to benefit from additional opportunities as the telecommunications market in Taiwan continues to grow.

We believe that our primary competitive strengths are:

•	our position as the only integrated, full-service telecommunications provider in Taiwan, and

•	our capital resources and technology, which we believe we can build on to expand our leading position in the growing cellular and Internet and data services markets, including through our continued construction of a third generation cellular network, our Internet protocol-based multimedia on demand services and our rollout of voice over Internet protocol services.

We are the only integrated full-service telecommunications provider in Taiwan.

We are the largest telecommunications service provider in Taiwan with a leading position in local, domestic long distance and international long distance telephone services, wireless services and Internet and data services.

Broad range of communications products and services. We believe that our ability to provide an attractive and comprehensive range of telecommunications services uniquely positions us to provide bundled and value-added services to our business and residential customers. In addition, we are able to offer innovative bundled services and tariff packages to meet the specific needs of our customers.

Broad network coverage. The breadth of our network and our ownership of the so called “last mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provide us with access to existing and potential customers and creates a platform for expanding our services. As of December 31, 2004, substantially all of our installed telephone lines are capable of delivering asymmetrical digital subscriber line services. In addition, our cellular services network provides nationwide coverage. Our large cellular spectrum allocation together with our network of 8,100 base stations position us well for the continued expansion of our cellular services in Taiwan.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom” and “HiNet” have a reputation for quality, reliability and technology. In particular, we are the leading Internet service provider in Taiwan through HiNet. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 27 operations offices, 302 service centers and six integrated call centers. We also offer comprehensive and high-quality point of sale and after sale services, and we provide web-based customer services. Moreover, our extensive sales and distribution channels help us attract additional customers and develop new business opportunities.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge, which we believe cannot be easily replicated by competitors. We also believe we will continue to attract and retain high quality employees.

Comprehensive customer billing infrastructure. As Taiwan’s leading telecommunications services provider, we have extensive resources and infrastructure relating to billing services. In particular, we issue, in the aggregate, approximately 16 million invoices, including integrated bills, every month. We intend to continue taking advantage of this unique attribute by offering bill collection services to Internet content providers and other entities that lack the necessary resources and infrastructure for effective customer billing.

We have the capital resources and technology to enhance our leading position in the growing cellular and Internet services markets.

Established position in growing markets. Revenues from our cellular and Internet and data services have increased from 47.0% of revenues in 2001 to 59.4% in 2004. We expect our cellular and Internet and data services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement as well as the marketing of our products and services.

Strong capital structure. We believe we have greater financial resources than other telecommunications operators in Taiwan. In particular, our relatively low debt-to-equity capital structure, together with our high levels of cash and operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in broadband Internet protocol networks, fiber-optic networks, and third generation cellular communications networks and services.

Advanced network technology. Since July 1, 1999, we have spent in excess of NT$229.8 billion on capital expenditures, including developing advanced networks, such as an asymmetrical digital subscriber line network, a high-speed Internet protocol backbone network and a third generation cellular services network. Our investment in network infrastructure places us in a position to capture a significant share of Internet-related and high-speed data transmission business.

Research and development expertise. We employ over 1,200 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2004, our research and development expenses, excluding depreciation and amortization, accounted for 1.3% of our revenues. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategy

Taiwan has one of the highest fixed line penetration rates in Asia and has also experienced rapid adoption of wireless communications and Internet services, including broadband access services. We believe that telecommunications services will evolve over the coming years, driven by a number of technological innovations. We also believe that the convergence of communications technologies will provide a significant competitive advantage to integrated telecommunications service providers that are able to design and construct sophisticated and scalable networks capable of serving as a common platform for a broad range of services.

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our leadership position in growing markets, such as cellular and Internet and data markets, including broadband access services and value-added services.

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

Our core strengths are the management of telecommunication networks and the provision of services over these networks. We currently operate several networks linked by a core backbone infrastructure consisting of public switched telephone, cellular, asymmetrical digital subscriber line and Internet protocol networks. Our strategy for each network differs depending on the market dynamics and future growth prospects of services delivered over these networks. In general, we endeavor to maintain our strong market position in each of our business lines and seek to expand the scope of our business beyond network services by offering value-added services to generate growth and new opportunities.

Fixed line: Our strategy for fixed line services is to maintain our substantial market share of the local telephone market following deregulation of international and domestic long distance telephone services in June 2001 and local loop unbundling of voice in June 2004. We have introduced voice over Internet protocol services and plan to launch phone-to-phone and phone-to-PC voice over Internet protocol services in the second half of 2005, subject to our obtaining the approval of the Directorate General of Telecommunications. We plan to introduce value-added services for the local telephone market, such as personal ring back tone. We also seek to enhance customer loyalty by promoting virtual private network and information communication systems integration services targeted at our enterprise customers. We are currently developing a detailed business plan for the migration to next-generation networks. Although our core backbone and public switched telephone network is the initial focus of this migration, we expect our entire fixed line network to be eventually based on a fully integrated Internet protocol telephony system.

Cellular: Our strategy for our existing cellular services, which uses the global system for mobile communications standard, is to continue to expand service offerings that take advantage of our strong customer base and extensive network coverage. In particular, we will focus on increasing our average revenue per subscriber by expanding our post-paid subscriber base and increasing take-up of wireless value-added services, such as our “emome” mobile Internet service, Java games, ring back tone services and video streaming. Furthermore, we are currently rolling out our third generation cellular network based on a wideband code division multiple access platform, with launch of our third generation cellular services expected the second half of 2005. We seek to adopt a prudent launch strategy, including the following initiatives:

•	taking advantage of our ability to provide services using either the global system for mobile communications or wideband code division multiple access standards and offer seamless service to customers with dual mode handsets, which will enable our customers to enjoy the benefits of network coverage while retaining their global system for mobile communications cellular phone number. In order to meet the demand from our customers for high-speed wireless data access, we plan to adopt high-speed downlink packet access technology and continue developing third-generation cellular technology;

•	encouraging our high-end customers, who are more likely to demand wireless Internet services with higher data speed access capabilities, to use our third generation cellular services by offering attractive service packages;

•	converging fixed line and cellular services to provide customers with access to personalized information through personal computers, personal digital assistants or cellular handsets; and

•	taking advantage of our superior brand and network quality to attract our competitors’ subscribers.

Internet and data: Our strategy for Internet and data services is to continue to build on the success of our HiNet Internet services and asymmetrical digital subscriber line access services. We seek to complement the

Republic of China government’s plan to grow the broadband subscriber base to 6 million subscribers by the end of 2007, of which we aim to capture at least an 80% share, or 4.8 million subscribers. We are the leading provider of broadband Internet access in Taiwan, with a significant market share as of December 31, 2004. We have successfully migrated many of our customers from low-speed to higher-speed Internet access services. Approximately 54% of our broadband customers subscribe for downlink speeds of 2 megabits per second, and the average downlink speed of our Internet subscribers, defined as the total downlink speed subscribed divided by the total number of subscribers, increased from 0.6 Mbps as of December 31, 2002 to 1.6 Mbps as of December 31, 2004. We are developing new media to provide both higher-speed access as well as attractive content to our customers. We are continuing our build-out of fiber-to-the-building infrastructure, and continually enhancing our Internet value-added services, such as online gaming, Internet music, Internet banking and Internet protocol video services, including multimedia on demand and hiChannel. We are currently developing voice over Internet protocol services, including best effort and carrier class services.

Bundled services: We believe bundled services are effective in encouraging usage and enhancing customer loyalty. We intend to increase our offerings for bundled services. In particular, we believe we are uniquely positioned to provide our customers with fully integrated solutions across fixed line, cellular and Internet platforms. Our “Friends and Family” service, which offers customers preferential rates, has attracted over 2 million subscribers. In addition, we provide a wide range of bundled services customized to meet the needs of our enterprise customers.

Emphasize quality of service and customer satisfaction

Quality of service is critical in attracting and retaining customers and enhancing our long-term profitability. In order to continually enhance and improve the quality of our services, we have, in addition to the quality assurance function of our regular operating units, established a number of dedicated task forces to monitor our network performance. Our senior management sets our quality evaluation criteria and regularly reviews our performance quality.

In order to ensure our quality of service translates to strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. In particular, we have extended the focus of our business customer services group from major accounts to include small and medium enterprises. Our business customer service group is staffed by approximately 800 professionals and offers packaged and customized services, innovative telecommunications solutions and dedicated customer support. We have completed the integration of all of our call centers, which can now be reached by a single calling number “123.” We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an information system. We also offer consolidated billing for our customers who use multiple services. We plan to introduce an electronic billing option to customers starting in July 2005. Moreover, we have put in place processes to enhance bill collection and improve the quality of our billing services. To improve the quality of our customer services, we implemented a customer relationship management system, which encompass, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

Improve operational efficiency and cost structure

We have historically been focused, and will continue to focus, on cost control, particularly in the areas of network efficiencies and personnel costs. We expect to be able to further improve our operational efficiency and cost structure by migrating to more advanced networks and sophisticated operational support systems, and efficiently managing our workforce.

Capital expenditures: Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are currently finalizing plans for the gradual upgrade of our entire public switched telephone network to a next-generation network. Next-generation Internet protocol switches will have substantially more capacity and greater upgrade flexibility, and should result in savings from a reduced number of switching centers, and related property, materials and personnel costs. We have also devoted resources toward the effective rollout of our third generation cellular network and the continuing build-out of our fiber-to-the-building infrastructure.

Personnel costs: We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2001, which resulted in a reduction in our workforce of 6,480 employees, or approximately 20% of our total workforce before the implementations of these voluntary retirement programs. We also offered voluntary retirement programs on July 1, 2003, May 1, 2004, and February 1, 2005, which resulted in reductions of 181, 486 and 422 employees, respectively. In addition, we will further align our organizational structure by integrating our various operating units and departments on the local level. We will also continue to reallocate our personnel from traditional fixed line services to our growing businesses and to our marketing and customer services departments, as well as exploring outsourcing opportunities where we deem appropriate.

Expand our business through alliances and investments

We plan to expand our business in high growth areas, such as interactive multimedia broadband services, content delivery services and value-added services, through alliances and investments. We believe that our experience, operational scale and large subscriber base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers and customer premises equipment providers to diversify our business operations and enhance our service offerings. As of the date of this annual report, we have collaborated with more than 400 information content providers, more than 20 customer premises equipment providers, more than 10 Internet service providers and one Internet portal operator.

Investments. We have invested in several telecom-related businesses such as Chunghwa Investment Co. Ltd., which was established in 2002 to manage our investment activities. We will concentrate on investments that compliment our businesses. However, we will continue to focus on our core business and carefully evaluate any investment opportunity.

Maintain focus on maximizing shareholder value

We are committed to maximizing shareholder value, and intend to maintain our high dividend payout policy. We have historically maintained a conservative capital structure, and we were in a net cash position as of March 31, 2005. In the event we are privatized, we expect to have more flexibility to implement capital management initiatives, including possible repurchases of our outstanding common shares and increases in our leverage through debt financing.

B. Business Overview

Our Principal Lines of Business

The following table sets forth our revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2002		2003		2004

	(in billions, except percentages)
	NT$		NT$		NT$
Fixed line:
Local	51.8	28.9%	48.4	26.5%	44.9	24.3%
Domestic long distance	14.0	7.8	13.4	7.4	12.0	6.4
International long distance	15.7	8.7	15.7	8.6	15.2	8.2

Total fixed line	81.5	45.4	77.5	42.5	72.1	38.9

Wireless:
Cellular	62.9	35.1	66.2	36.3	70.3	38.0
Paging	1.1	0.6	0.6	0.3	0.3	0.2

Total wireless	64.0	35.7	66.8	36.6	70.6	38.2

Internet and data:
Internet	20.8	11.6	25.9	14.2	29.5	15.9
Data	10.4	5.8	9.7	5.3	9.8	5.3

Total Internet and data	31.2	17.4	35.6	19.5	39.3	21.2

Other	2.7	1.5	2.6	1.4	3.2	1.7

Total revenues	179.4	100.0%	182.5	100.0%	185.2	100.0%

Fixed Line

The provision of fixed line services is one of our principal business activities. We are the largest provider of local, domestic long distance and international long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other cellular and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from fixed line services were NT$81.5 billion, or approximately 45.4% of our revenues, in 2002, NT$77.5 billion, or approximately 42.5% of our revenues, in 2003, and NT$72.1 billion, or approximately 38.9% of our revenues, in 2004. Owing primarily to the expansion of our broadband and cellular services, we expect that revenues from our fixed line business will continue to decline as a percentage of our total revenues.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$
Local telephone revenues:
Usage	20.8	18.2	16.3
Subscription	17.6	17.6	18.0
Interconnection	3.4	3.6	3.4
Pay telephone	0.8	0.6	0.4
Other	9.2	8.4	6.8

Total	51.8	48.4	44.9

We provide local telephone services to over 13.2 million subscribers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised approximately 28.9%, 26.5% and 24.3% of our revenues in 2002, 2003 and 2004, respectively. Approximately 75.1% of our local telephone subscribers as of December 31, 2004 were residential customers, accounting for approximately 63.2% of our local telephone revenues in 2004. We are currently the leader of the local telephone service market, with an average market share of approximately 99.1%, 98.4% and 97.9% in 2002, 2003 and 2004, respectively.

The following table sets forth information with respect to our local telephone subscribers and penetration rates as of the dates indicated.

	As of December 31,
	2002	2003	2004
	(in thousands, except percentages and per household data)
Taiwan population(1)	22,521	22,605	22,689
Fixed line subscribers:
Residential	9,774	9,892	9,950
Business	3,204	3,245	3,292

Total	12,978	13,137	13,242

Growth rate (compared to the same period in the prior year)	1.2%	1.2%	0.8%
Penetration rate (as a percentage of the population)	57.6%	58.1%	58.4%
Lines in service per household	1.41	1.40	1.39

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local subscriber lines has historically been driven by population growth. During each of 2002, 2003 and 2004, fixed line subscriber growth slowed compared to prior periods, primarily due to market saturation and competition.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in millions, except percentages)
Minutes from local calls(1)(2)	34,255	29,125	24,548
Growth rate (compared to the same period in the prior year)	(25.2)%	(15.0)%	(15.7)%

(1)	Includes minutes from local calls made on pay telephones.
(2)	Calls to our HiNet service, which are recorded as part of our Internet and data services, are not included in our local call minutes or revenues.

Minutes from local calls have declined as non-HiNet narrowband subscribers migrate to broadband Internet services, which do not require dial-up telephone access. This decline was also due to traffic migration to cellular services. As a result of our promotion in 2005 of lower speed asymmetrical digital subscriber line service, we expect that some non-HiNet dial-up customers will transfer to asymmetrical digital subscriber line service, which will also contribute to a continued decline of minutes from local calls. However, we believe the rate of migration of traffic from fixed line services to mobile and broadband services is slowing.

We charge our local telephone service subscribers a monthly fee and a usage fee. We also charge separate fees for some value-added services. The monthly fees for our primary tariff plans are NT$70 with a deductible on usage fees of NT$25 for residential customers and NT$295 for business customers. Our primary peak time usage fee is NT$1.6 for three minutes or NT$2.7 for ten minutes, depending on the tariff plan selected by the subscriber, and our off-peak usage fee is NT$1.0 for ten minutes. Our usage fees are the same for residential and business customers. We adjusted our local tariffs in April 1997, April 2000 and January 2001.

The following table sets forth information with respect to the average local usage charge per minute for the periods indicated.

	Year ended December 31,
	2002		2003		2004
Average local telephone usage fee (per minute)	NT$	0.63	NT$	0.65	NT$	0.68
Growth rate (compared to the same period in the prior year)		8.6%		3.2%		4.6%

Average per minute usage charges increased from NT$0.63 per minute in 2002 to NT$0.65 per minute in 2003 and NT$0.68 per minute in 2004. The increases were primarily due to a decline in demand for our discounted Internet tariff packages as a result of a migration of non-HiNet dial-up subscribers to our asymmetrical digital subscriber line services.

Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and enhance revenues. In particular, our value-added services are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the value-added services. These services include call waiting, caller identification, call forwarding, three-party calls and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Revenues from domestic long distance telephone services comprised approximately 7.8%, 7.4%, and 6.4% of our revenues in 2002, 2003 and 2004, respectively. Our average market share in 2004 was 86.4% in the domestic long distance market. Residential customers accounted for approximately 63.0% of our domestic long distance revenues in 2004.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in millions, except percentages)
Minutes from domestic long distance calls	6,832	6,195	5,621
Growth rate (compared to the same period in the prior year)	(13.4)%	(9.3)%	(9.3)%

Minutes of use for domestic long distance calls have been declining as a result of traffic migration to cellular services and competition from other fixed line operators. We expect the decline in terms of minutes of use for fixed line services to continue in the future due to a combination of continued migration of traffic volume to cellular services and increased competition from existing and new fixed line services.

The following table sets forth information with respect to the average domestic long distance usage charge per minute for the periods indicated:

	Year ended December 31,
	2002		2003		2004
Average domestic long distance usage charge (per minute)	NT$	1.63	NT$	1.63	NT$	1.65
Growth rate (compared to the same period in the prior year)		(8.9)%		—		1.2%

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.035 per second. Our current domestic long distance rate for off peak hours is NT$0.025 per second. The rates for both peak hours and off peak hours are the same for residential and business customers. Our average domestic long distance usage charge per minute has increased approximately 1.2% from 2003 to 2004, mainly due to a greater decrease in minutes of use during off peak hours than during peak hours.

We provide so-called “intelligent” network services over our domestic long distance network, including toll free calling, universal number, televoting, premium rate service and virtual private networks. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Revenues from international long distance telephone services comprised approximately 8.7%, 8.6% and 8.2% of our revenues in 2002, 2003 and 2004, respectively. Residential customers generated approximately 38.0% of our international long distance revenues during 2004. In addition, we provide wholesale international long distance services to international simple resale operators who do not possess their own telephone network or infrastructure.

We believe other fixed line operators consider the international long distance market to be their primary focus. Our average market share of the international long distance market was approximately 63.5%, 60.1% and 61.3% in 2002, 2003 and 2004, respectively. Since fixed line services have been open for competition for more than three years, we expect competition in this line of business will continue to intensify in the near future. As a result, our market share in the international long distance telephone market declined slightly in the first quarter of 2005.

Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use voice over Internet protocol technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented approximately 16.0% and 11.4% of our total outgoing international traffic in 2003 and 2004, respectively.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2002, we sold 190.4 million of wholesale outgoing minutes, which represented approximately 13.9% of our total outgoing international long distance minutes. In 2003, we sold 573.2 million wholesale outgoing minutes, which represented approximately 31.0% of our total outgoing international long distance minutes. In 2004, we sold 595.4 million wholesale outgoing minutes, which represented approximately 32.1% of our total outgoing international long distance minutes. Revenues from the wholesale of international long distance minutes increased by approximately 1.3% from NT$861 million in 2003 to NT$872 million in 2004. As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate increases in international minutes without accelerating the decline in international long distance rates in the more profitable retail segment.

International calls to and from our top five destinations represented approximately 59.6% our international long distance call traffic in 2004.

The following table shows the percentage of total outgoing and incoming international long distance minutes for our top five destinations in 2004.

Destination	Percentage of total outgoing minutes	Percentage of total incoming minutes
Mainland China	34.2%	28.7%
United States	10.0	13.7
Hong Kong	5.9	6.3
Japan	4.5	6.9
Philippines	7.3	0.7

Total of top five destinations	61.9%	56.3%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in millions, except percentages and incoming/ outgoing ratio)
Incoming minutes	976	1,190	1,291
Growth rate (compared to the same period in the prior year)	(10.8)%	21.9%	8.5%
Outgoing minutes	1,423	1,848	1,855
Growth rate (compared to the same period in the prior year)	7.0%	29.9%	0.4%
Total minutes	2,399	3,038	3,146
Incoming/outgoing ratio	0.69	0.64	0.70

Growth in outgoing international call usage increased by 29.9% from 2002 to 2003 primarily due to promotions and increased wholesale business. Total outgoing international long distance minutes increased slightly by approximately 0.4% from 2003 to 2004. Our incoming call volume increased approximately 8.5% in 2004 primarily due to our efforts to sell wholesale minutes.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year ended December 31,
	2002		2003		2004
Average international long distance usage charge (per minute)	NT$	7.9	NT$	6.2	NT$	6.1
Growth rate (compared to the same period in the prior year)		(33.6)%		(21.5)%		(1.6)%

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. We do not expect the increase in international call traffic to fully offset the decline in tariffs. In anticipation of new competition, we substantially reduced our international tariffs by an average of 37% in April 2001 to defend our business and market share. In addition, we offered our customers significant promotional packages and discounts during off-peak hours in 2002, 2003 and 2004 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years.

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

The following table sets forth information with respect to our gross settlement receipts and payments during the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$
Gross international settlement receipts	4.2	3.8	3.5
Gross international settlement payments	6.6	5.6	5.3

Our payments on an aggregate basis to international carriers have been more than our receipts from these carriers, primarily because our customers’ outgoing minutes exceeded incoming minutes. As international settlement rates have fallen, our international settlement receipts and our international settlement payments have both declined.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international virtual private networks, international toll free calling and calling card services, and our international long distance minutes wholesale business. We have introduced voice-over Internet protocol services and plan to launch phone-to-phone and phone-to-PC voice over Internet protocol services in the second half of 2005, subject to our obtaining the approval of the Directorate General of Telecommunications. We plan to target specific customers and offer bundled services to promote customer retention in the competitive business environment.

Wireless Services

The provision of wireless services, comprising cellular and paging services, is one of our principal business activities. We are Taiwan’s largest cellular service provider in terms of both revenues and subscribers. In 2002, we generated revenues of NT$64.0 billion, or approximately 35.7% of our revenues, from wireless services. In 2003, we generated revenues of NT$66.8 billion, or approximately 36.6% of our revenues, from wireless services. In 2004, we generated revenues of NT$70.6 billion (US$2.2 billion), or approximately 38.2% of our revenues, from wireless services.

The following table sets forth our revenues from wireless services for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$
Wireless revenues:
Cellular	62.9	66.2	70.3
Paging	1.1	0.6	0.3

Total wireless	64.0	66.8	70.6

Cellular Services

The following table sets forth our revenues from cellular services for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$
Cellular revenues:
Usage(1)	55.9	57.6	60.0
Interconnection	4.2	5.3	6.3
Mobile data	1.3	1.6	2.3
Other	1.5	1.7	1.7

Total cellular	62.9	66.2	70.3

(1)	Includes monthly fees.

As the market for cellular services has continued to expand, we have experienced substantial growth in our cellular customer base. We are the largest cellular operator in Taiwan in terms of revenues and number of subscribers. We had 8.2 million cellular subscribers, for a market share of approximately 38.0% of total cellular subscribers and approximately 35.4% of total cellular services revenues in Taiwan, as of December 31, 2004. Revenues from cellular services comprised approximately 35.1%, 36.3% and 38.0% of our revenues in 2002, 2003 and 2004, respectively.

We offer digital cellular service through our dual band global system for mobile communications network. We are one of three national licensed providers of global system for mobile communications services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for global system for mobile communications services and general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for third generation cellular services. This is the largest frequency spectrum allocation to any cellular operator in Taiwan. We also offer the largest international roaming network. In particular, our subscribers have access to 282 networks in 153 countries through our global system for mobile communications service roaming network and 79 networks in 48 countries through our general packet-switched radio service roaming network. We discontinued offering analog cellular service through our advanced mobile phone service in December 2001, and returned the spectrum allocation in the 800 MHz frequency band to the government. All subscribers to this service have switched to our global system for mobile communications network.

As of December 31, 2004, we had approximately 8,200 cellular base stations covering substantially all of Taiwan’s population. We use these base stations to support both our global system for mobile communications network and our general packet-switched radio services network.

In February 2002, the Ministry of Transportation and Communications granted third generation cellular services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. We have received our third generation cellular services license, which is valid to December 31, 2018. We expect to launch our third generation cellular telephone services using wideband code division multiple access technology in the second half of 2005.

The following table sets forth information regarding our cellular service operations and our cellular subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2002		2003		2004
Taiwan population (in thousands)(1)		22,521		22,605		22,689
Total cellular subscribers in Taiwan (in thousands)(2)		23,905		25,090		21,528
Penetration (as a percentage of the population)(3)		106.1%		111.0%		94.9%
Total cellular revenues in Taiwan (in billions)(3)	NT$	179.4	NT$	189.5	NT$	198.2
Number of our cellular subscribers (in thousands)(2)(4)		7,422		8,267		8,191
Our market share by subscribers(2)		31.0%		33.0%		38.0%
Our market share by revenues		34.8%		34.7%		35.4%
Number of our prepaid subscribers (in thousands)		1,216		1,417		968
Our prepaid subscribers as a percentage of our total subscribers		16.4%		17.1%		11.8%
Annualized churn rate(5)		18.8%		21.4%		22.9%
Minutes of usage (in millions of minutes):
Incoming		8,043		8,641		9,352
Outgoing		6,960		7,737		8,668
Average minutes of usage per cellular subscriber per month(2)(6)		183		174		182
Average revenue per cellular subscriber per month(2)(7)	NT$	768	NT$	703	NT$	712

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China
(2)	The number of cellular subscribers is based on the number of subscriber identification module cards. From 2004, the number of our cellular subscribers excludes prepaid subscription accounts that are inactive for more than three months. Before 2004, we did not generally exclude inactive prepaid accounts from our subscriber base.
(3)	Data from the statistical monthly release by Ministry of Transportation and Communications, Republic of China.
(4)	Includes general systems for mobile communication, general packet-switched radio services and advanced mobile phone services.
(5)	Measures the rate of subscriber disconnections from cellular service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to subscribers switching from one of our cellular services to another) during the relevant period by (b) the average number of subscribers during the period (calculated by averaging the number of subscribers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(6)	Average minutes of usage per cellular subscriber per month is calculated by dividing the total minutes of usage during the period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.

(7)	Average revenue per subscriber per month is calculated by dividing our aggregate cellular telecommunications services revenue during the relevant period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The cellular market in Taiwan has grown rapidly since the liberalization of the market in 1997. Total cellular subscribers in Taiwan reached approximately 25.1 million as of December 31, 2003, but decreased to approximately 21.5 million as of December 31, 2004, primarily as a result of the increased attention to the closing of inactive prepaid accounts by cellular operators. Cellular penetration was approximately 94.9% on December 31, 2004, and is among the highest worldwide. We expect the number of cellular subscribers in Taiwan to decline in the short-term because of the net effect of slower subscriber growth as a result of market saturation, the decline in prepaid subscribers as a result of the closing of inactive accounts and new regulations prohibiting multiple prepaid subscriptions. We believe that any future growth in the number of cellular subscribers will depend largely upon continuing improvements in wireless technologies and wireless data applications and the availability of advanced cellular handsets.

We began offering prepaid card services in October 2000. As of December 31, 2004, we had approximately 1 million prepaid customers representing approximately 11.8% of our total cellular subscribers. Prepaid subscribers as a percentage of total cellular subscribers has declined to 10.5% in the first quarter of 2005. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the services. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer handset subsidies to new subscribers that agree to sign a two-year contract with us, and to existing subscribers who renew their contracts with us for a period of two years. We generally offer subsidies on handsets equipped with more advanced data functions to promote the expansion of our general packet-switched radio services and future third generation cellular services. In December 2004, the average handset subsidy we offered was NT$2,089 per subscriber. We expect the level of our average handset subsidy to remain at a similar level for the foreseeable future, with a decrease in subsidy for global system for mobile communication handsets offset by higher subsidies for third generation handsets.

Traffic growth has also been strong, as pricing has declined and the number of post-paid subscribers have increased. We have also experienced a significant increase in the number of short messaging service messages sent by our subscribers, which has had a positive impact on traffic volume. However, the average minutes of usage per subscriber declined in 2002 and 2003 because of an increase in our prepaid customers, who tend to have lower minutes of usage, and increased usage of our short messaging services. The average minutes of usage per subscriber rose in 2004, which is attributable to a decline in prepaid customers as a percentage of total cellular customers, primarily as a result of accelerated deletion of inactive prepaid customer accounts. We expect traffic volume to increase as newer applications and new services become more widely available.

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

Our average revenue per subscriber per month decreased from NT$768 in 2002 to NT$703 in 2003 primarily because of (1) an increase in low usage subscribers as a proportion of our new cellular subscribers as a result of the increasing saturation of the cellular services market in Taiwan; and (2) an increase in our prepaid subscribers, which tend to generate lower revenues compared to post-paid subscribers. Our average revenue per subscriber per month increased to NT$712 in 2004, primarily due to a decrease in the number of our prepaid subscribers and, to a lesser extent, an increase in revenues from cellular value-added services. The decrease in the number of our prepaid subscribers in 2004 was primarily the result of our increased attention to closing inactive accounts. From 2004, the number of our cellular subscribers excludes prepaid subscription accounts that are inactive for more than three months. Before 2004, we did not generally exclude inactive prepaid accounts from our subscriber base. In order to sustain the gradual increases in average revenue per subscriber, we intend to continue introducing new value-added services in order to generate additional sources of revenue and closing inactive prepaid subscriber accounts.

In addition to our basic cellular services, we also offer a broad range of value-added telecommunications and information services. We introduced in August 2001 a platform of integrated cellular value-added services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, and time, weather and traffic reports. In addition, we have launched other cellular value-added services, such as JAVA games and multimedia messaging services. We believe these services enhance customer loyalty and satisfaction and increase cellular traffic. In addition, we also offer mobile data services, such as mobile Internet services. Revenues from mobile data services represented approximately 2.0%, 2.4% and 3.3% of our total cellular revenues in 2002, 2003 and 2004, respectively.

Paging Services

We offer nationwide and regional paging services in Taiwan. In addition to traditional paging services, we offer a broad range of wireless information services, including stock quotes on our “InterMessenger” service, weather information, news and agricultural information. We had approximately 65,620 paging subscribers as of December 31, 2004.

Revenues from paging services comprised approximately 0.6%, 0.3% and 0.2% of our revenues in 2002, 2003 and 2004, respectively. As cellular usage has increased, we have seen a sharp reduction in the number of our paging subscribers. We expect the number of our paging subscribers to continue to decline.

Internet and Data Services

We have experienced continued growth in our Internet and data services. Our Internet and data revenues represented approximately 17.4%, 19.5% and 21.2% of our revenues in 2002, 2003 and 2004, respectively. We provide:

•	Internet services, including HiNet, our Internet service provider, asymmetrical digital subscriber line Internet access, Internet value-added services, wireless local area networks and fiber-to-the-building services; and

•	Data services, including leased line services, managed data services and Internet data center services.

The following table sets forth our revenues from Internet and data services for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$
Internet and data revenues:
Internet	20.8	25.9	29.5
Data	10.4	9.7	9.8

Total Internet and data	31.2	35.6	39.3

Internet Services

HiNet and Internet Access

The following table sets forth our revenues from Internet services for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$
Internet revenues:
Narrowband access	2.6	1.4	0.7
Narrowband Internet service	1.9	1.1	0.7
Broadband access (asymmetrical digital subscriber line only)	9.0	13.3	14.7
Broadband Internet service (asymmetrical digital subscriber line only)	5.5	7.8	10.8
Other Internet	1.8	2.3	2.6

Total Internet	20.8	25.9	29.5

We are the largest Internet service provider in Taiwan, with a market share of 47.5% as of December 31, 2004. As of December 31, 2004, HiNet had approximately 3.8 million subscribers, and our number of subscribers increased by a 7.3% compound annual growth rate over the two years ended December 31, 2004.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,
	2002	2003	2004
	(in thousands, except percentages)
Total Internet access subscribers in Taiwan	7,454	7,839	8,036
HiNet subscribers
HiNet dial-up subscribers	1,936	1,616	1,376
HiNet asymmetrical digital subscriber line subscribers	1,352	1,902	2,413
Other access technology subscribers	31	32	32
Total HiNet subscribers	3,319	3,550	3,821
Market share(1)	44.5%	45.3%	47.5%

(1)	Based on data provided by the Ministry of Transportation and Communications.

We have maintained our leading market position despite a highly competitive market with over 180 Internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the Internet service provider market to continue to intensify.

Customers can access HiNet through various technologies. We provide narrowband dial-up Internet access through connections based on standard telephone modems. We provide broadband Internet access through connections based on asymmetrical digital subscriber lines and our fiber-to-the-building technology. As of December 31, 2004, approximately 78.6%, or 2.4 million, of subscribers who access the Internet through our asymmetrical digital subscriber lines are our HiNet subscribers, and we expect this ratio to increase as a result of recent promotions to attract dial-up customers to upgrade to broadband Internet access.

We are the largest broadband Internet access provider in Taiwan in terms of subscribers. We began providing our asymmetrical digital subscriber line service in August 1999, and we had over 3 million subscribers as of December 31, 2004, representing an approximately 83% share of Taiwan’s broadband market. Our asymmetrical digital subscriber line service allows for transmission of data at high access rates and offers high-

speed broadband Internet access services. We also provide asymmetrical digital subscriber line services to other Internet service providers that do not have their own network infrastructure.

The following table sets forth our asymmetrical digital subscriber line service subscribers as of each of the dates indicated.

	As of December 31,
	2002	2003	2004
Our asymmetrical digital subscriber line service subscribers (in thousands)	1,683	2,426	3,071
Average downlink speed (Mbps)(1)	0.59	0.82	1.60

(1)	Average downlink speed is calculated by dividing the total downlink speed subscribed by the total number of subscribers as of the relevant date.

Our asymmetrical digital subscriber line service offers downlink speeds that range from 256 kilobits per second to 12 megabits per second and uplink speeds that range from 64 kilobits per second to 1 megabit per second. In December 2001, we began providing symmetrical digital service with uplink and downlink speeds of 512 kilobits per second. After our promotions in 2004 to increase customer access speeds, including our promotions for subscribers to upgrade to higher-speed access, the average uplink and downlink speeds of our subscribers have increased substantially. As of December 31, 2002, approximately 88% of our subscribers had subscribed for downlink speeds of 512 kilobits per second and our average downlink speed was 0.59 Mbps. As of December 31, 2004, over 54% of our subscribers had subscribed for downlink speeds of 2 megabits per second and our average downlink speed was 1.6 Mbps.

We have experienced limited competition in the asymmetrical digital subscriber line service market because other fixed line operators and cable operators have not established a nationwide network infrastructure to provide this service.

Our revenues from providing Internet access are generated from installation fees, monthly subscription fees and usage fees from fixed line telephone calls made to access HiNet, which are recorded as Internet services revenues rather than as fixed line revenues. Usage fees from fixed line telephone calls made to access Internet service providers other than HiNet are recorded as local fixed line revenues.

Charges for our HiNet dial-up service include a monthly fee entitling the subscriber to a fixed number of minutes of service, with an additional charge per minute when the fixed number of minutes is exceeded. Alternatively, we offer our subscribers an unlimited number of minutes for a fixed monthly fee. Charges for our asymmetrical digital subscriber line service include one-time installation charges and monthly subscription fees. These charges vary based on connection speed.

The following table sets forth our average revenues per user for each of the periods indicated.

	Year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$
Average revenue per HiNet dial-up subscriber per month(1)	192	116	81
Average revenue per asymmetrical digital subscriber line subscriber per month(2)	1,039	940	863

(1)	Average revenue per HiNet dial-up subscriber per month is calculated by dividing the total local telephone usage revenues generated by HiNet dial-up subscribers and Internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per asymmetrical digital subscriber line service subscriber per month is calculated as the sum of (a) asymmetrical digital subscriber line access revenues for the relevant period divided by the average of the number of our asymmetrical digital subscriber line service subscribers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet asymmetrical digital subscriber line Internet service provider revenue divided by the average of the number of HiNet asymmetrical digital subscriber line subscribers on the first and last days of the period divided by the number of months in the relevant period.

Our average revenues per subscriber have declined over the last three years due to increasing competition. In addition, we were required by the Directorate General of Telecommunications to decrease our tariffs by an average of 24% in June 2004. However, we expect our average revenue per subscriber for broadband services to decline more gradually going forward, as subscribers migrate towards more expensive, higher bandwidth digital subscriber line services.

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our subscribers, such as gaming, e-learning, financial information and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our broadband Internet portal at www.hichannel.hinet.net offers online entertainment services through the Internet. In particular, our HiNet asymmetrical digital subscriber line customers can access music, television programs, movies and other multi-media content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total Internet and data services revenues. The information contained in our HiNet portal or broadband Internet portal is not a part of this annual report. Our Internet value-added services revenues as a percentage of total Internet revenues were 4.5%, 5.5% and 5.8% in 2002, 2003 and 2004, respectively.

Wireless Local Area Network Service

We launched our wireless local area network service in May 2002. As of December 31, 2004, we had a total of approximately 21,656 residential and business customers that lease our access points. In addition, we have established 390 hot spots in public areas, such as airports and international convention centers, where individuals can access our wireless local area network. We expect the revenues generated from our wireless local area network services to continue to grow.

Data Services

The following table sets forth our revenues from data services for the periods indicated.

	Year ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$
Data revenues:
Leased line	8.4	7.7	7.6
Other	2.0	2.0	2.2

Total data	10.4	9.7	9.8

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

We provide data transmission services to major business customers in Taiwan. We also provide leased lines to other cellular and fixed line service operators for interconnection with our fixed line network and for connection within their networks. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 55.0% over the two years ended December 31, 2004.

The following table shows the bandwidth of lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2002	2003	2004
	(in gigabits per second)
Total bandwidth	208.7	393.4	501.7

Rental fees for local leased lines are generally based on transmission speed while domestic long distance and international long distance leased line rental fees are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial, particularly for international leased lines, partly as a result of our efforts to address competition from new international leased line service providers. We are actively implementing marketing and service campaigns to retain our high-value business customers.

Managed Data Services

We provide a wide range of managed data services, including frame relay services, asynchronous transfer mode services and virtual private network services. Frame relay services provide high-speed data communications linking remote sites. Asynchronous transfer mode services are used to handle high-bandwidth, integrated voice, video, data and Internet traffic between sites.

Internet Data Center Services

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth Internet and data networks. Data centers house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data.

We currently have 13 Internet data centers in Taiwan. We offer co-location, web hosting and application service provider services.

Other Telecommunications Services

We provide other telecommunications services, including multimedia on demand services, satellite services, telephone directories, corporate solution services and billing handling services. In 2002, we generated NT$2.7 billion, or approximately 1.5% of our revenues, from these various other telecommunications services. In 2003, we generated NT$2.6 billion, or approximately 1.4% of our revenues, and in 2004, we generated NT$3.2 billion, or approximately 1.7% of our revenues, from these various other telecommunications services.

Multimedia on Demand Services

We launched our multimedia on demand service in Taipei County and Keelung City in March 2004 and in other Taipei metropolitan areas in April 2004. We expect to expand this service to cover 75% of Taiwan’s population by the end of 2005. Using video streaming technology through a set top box that connects to our asymmetrical digital subscriber lines, our customers can access TV programs and other services. We had 22 broadcasting channels, over 1,000 on-demand programs and served approximately 33,000 subscribers as of March 31, 2005. In addition, our video-on-demand service provides movies, e-learning and music programs for home entertainment. We also plan to introduce popular channels and bundle them with other pay channels in order to enhance our service content and satisfy our customers’ needs.

Satellite Services

We are a 50% owner of the ST-1 telecommunications satellite. Singapore Telecommunications Ltd. owns the remaining 50%. ST-1 was launched on August 26, 1998 and began commercial operations on December 1, 1998. We lease out transponder capacity on ST-1 and provide satellite lease circuits. In addition, we have two satellite communication centers that enable us to provide satellite value-added services. We also provide satellite services to Southeast Asia.

Telephone Directories

We publish and distribute telephone directories to households and businesses in Taiwan. Our yearly circulation is currently approximately 6.4 million. We also provide web-based directories through our hiPage and eYP brands. We have developed a range of Internet products and services based on our directory products. Our revenues from directories are derived from the sale of advertising space in directories, including advertising on hiPage, our Internet telephone directory service.

Interconnection

We provide interconnection of our fixed line network with other cellular operators and, since July 2001, with other fixed line operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in local, domestic long distance services or cellular revenues and expenses, respectively.

	Year ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$
Interconnection fee revenues:
Local	3.4	3.6	3.4
Domestic long distance	1.7	2.0	1.3
Cellular	4.2	5.3	6.3
Interconnection costs:
Fixed line	0.9	0.9	0.7
Cellular	4.0	4.6	5.6

Currently, tariffs for telephone calls between our fixed line subscribers and cellular subscribers of other cellular operators are set by the cellular operators. The cellular operators pay us interconnection fees based on minutes of usage, regardless of who initiated the call. The Directorate General of Telecommunications has consulted the public regarding a change to the regulation that will allow us to set and collect the tariffs for telephone calls made by our fixed line subscribers to cellular subscribers of other cellular operators. For such calls, cellular operators will no longer pay us interconnection fees, but we will be required to pay them termination charges. However, the relevant regulation has not yet been changed.

In the interim, the Directorate General of Telecommunications has approved, effective January 2004, an interconnection rate of NT$0.59 per minute for calls initiated by cellular subscribers, and NT$0.814 per minute for calls initiated by fixed line subscribers. The interconnection rate between our fixed line subscribers and other fixed line subscribers is approximately NT$0.32 per minute. The interconnection rate between our cellular subscribers and other cellular subscribers is approximately NT$2.15 per minute.

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

•	Services, Products and Bundled Offerings. We continually develop new value-added services and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty.

•	Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage. For example, we have provided our “Friends and Family” promotion package to attract cellular subscribers.

•	Distribution Channels. We seek to facilitate customer subscription by adding more service points. In addition, we seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, we seek to expand our sales channels by implementation of a sales agent system. We have also developed staff incentive programs to better motivate our sales staff.

•	Business Customers. We have expanded our customer focus to include small- and medium-sized enterprises in addition to large corporations. We seek to serve the needs of large corporate customers by devoting a project manager or project engineer to service these customers. These account managers are responsible for developing customized solutions and tariff packages to meet the specific needs of our customers. We continually update and expand our service offerings so that we can remain a one-stop telecommunications services provider to our corporate customers and provide for all of their telecommunications needs. Our dedicated local teams serve the needs of small- and medium-sized enterprises. These teams also use our data bank to identify and target potential clients for promoting our e-commerce and cellular services. In addition, we help our corporate customers improve their efficiency and competitiveness by creating information systems for them.

•	Advertising. We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as HiNet and emome. We plan to leverage our leading market position and status to strengthen the overall advantage of our product brands.

Sales and Distribution

Our marketing department at our corporate headquarters in Taipei is responsible for central business planning and formulating our marketing strategies and objectives. We have six business divisions, each of which has its own marketing department that is responsible for business and marketing planning.

We also have 27 operations offices and 302 service centers located throughout Taiwan that are responsible for operations, sales and customer service in their local areas.

Customer Service and Billing

We believe our reputation for quality customer service has helped us attract new customers and maintain customer loyalty. We regularly survey our customers to improve our service and better understand market demand and subscriber preferences, and seek to develop products and services accordingly.

We provide the following services to our customers:

•	24-hour customer service and technical support through our service centers, call centers and website;

•	English billing documents available upon request;

•	free of charge itemized billing for international and domestic long distance calls;

•	bill payment services at 24-hour convenience stores, bank service counters, automatic teller machines and service centers throughout Taiwan;

•	online information and bill payment services at our website, www.cht.com.tw, and customer service hotline for telephone payment; and

•	consolidated and automated billing for all services.

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

Approximately 15,370 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2004.

Internet Protocol Broadband Backbone Network

Our Internet protocol broadband backbone network consists of a core network and edge networks. We completed the construction of our high-speed Internet protocol backbone network at the end of 2003 with ten 320 gigabits per second giga switching routers for the core network and more than 48 of the same routers for the edge networks. We believe this network will enable us to meet the increasing demand for broadband access and broadband multimedia services. Moreover, this network will also serve as the backbone for our future third generation cellular services and voice over Internet protocol services.

Transmission Networks

As of December 31, 2004, our transmission networks consisted of approximately 998,009 fiber kilometers of fiber optic cable for trunking and 859,520 fiber kilometers of fiber optic cable for local loop.

Between 1999 and 2002, we made significant progress in the upgrading of our plesiochronous digital hierarchy network transmission facilities to synchronous digital hierarchy network transmission facilities. Plesiochronous digital hierarchy is the traditional technology for voice network transmission systems. Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002 we installed synchronous transport module 64 multiplexers and 10 gigabit capacity 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabit per second high-speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexers and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, we completed the deployment of eighteen 32-wavelength optical add-drop multiplexer rings in the main metropolitan areas of Taipei, Taichung and Kaohsiung in 2003, in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. To meet the demand of broadband services, we will complete the deployment of the next generation synchronous digital hierarchy network by the end of June 2005. The next generation synchronous digital hierarchy network will provide gigabit Ethernet over synchronous digital hierarchy service that is expected to leverage on our existing synchronous digital hierarchy network.

Based on the transmission network described above, we launched connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network in 2003.

As part of our strategic focus on the Internet and data markets, our local loop connections use asymmetrical digital subscriber line technology. This enables us to deliver high-speed Internet, multimedia and other data services to our customers. As of March 31, 2005, substantially all of our installed telephone lines were capable of delivering asymmetrical digital subscriber line services.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 14 message areas connected by a long distance network. As of December 31, 2004, we had 57 long distance exchanges, which are interconnection points between our telecommunications network.

We currently have intelligent networks installed over our public switched telephone networks for our domestic long distance and international networks, as well as a local intelligent network in the Taipei, Taichung and Kaohsiung metropolitan areas. Our intelligent network is designed to facilitate the use of value-added services by providing more information about calls and allowing greater management of those calls.

As of December 31, 2004, our domestic network included 17 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 99 telecommunications service providers in 58 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two international gateway switches. In total, we had a trunks capacity of 85,040 channels as of December 31, 2004.

We currently have invested in 30 submarine cables, six of which land in Taiwan. Our aggregate total capacity in the undersea cables in which we have invested is 55 gigabits per second.

Cellular Services Network

Our cellular services network consists of:

•	cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ cellular telephone handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base station within each cell site;

•	mobile switching service centers, which control the base station controllers and the processing and routing of telephone calls;

•	gateway general packet-switched radio service support nodes, which connect our general packet-switched radio service network to the Internet;

•	serving general packet-switched radio service support nodes, which connect the general packet-switched radio service network to the base station controllers; and

•	transmission lines, which link (1) with respect to the global system for mobile communications network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (2) with respect to the general packet-switched radio service network, the base station controllers, the support nodes and the Internet.

The following table sets forth selected information regarding our cellular networks as of the dates indicated.

	As of December 31,
	2002	2003	2004
Global system for mobile communications base stations	7,402	7,791	8,207
Switches	54	54	54
Lines of capacity (in thousands)	8,000	8,500	8,500
Taiwan population coverage	99.9%	99.9%	99.9%
Taiwan geographical coverage	89.0%	89.5%	90.0%
General packet-switched radio service gateway support nodes	25	25	25
Serving support nodes	20	20	20
System capacity (in thousands)	1,000	1,000	1,000

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

As our subscriber base has continued to grow, we have increased the capacity of our intelligent network to more than 1.5 million subscribers. We also completed a system expansion of our cellular services network to accommodate more than 8.5 million subscribers (including 1 million general packet-switched radio service subscribers) at the end of 2003. We have general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our third generation cellular services. In preparation for the launch of third generation cellular services, we contracted with Nokia Corporation to provide the core network, radio access network, service network, transmission network and maintenance network. As of June 20, 2005, we have completed the construction of approximately 1,800 third generation base stations with a network capacity of 1.5 million lines. We expect our third generation network will be comprised of 2,800 base stations, with a capacity of 2.4 million lines upon completion. We expect to launch our third generation cellular services in the second half of 2005.

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

Internet Network

HiNet, our Internet service provider, has the largest Internet access network in Taiwan, with 35 points of presence, approximately 45,000 dial-up ports, approximately 3,500,000 broadband remote access server ports and a backbone bandwidth of approximately 174 gigabits per second as of December 31, 2004. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 254 gigabits per second by the end of 2005. We intend to maintain a dial-up user to port ratio of approximately 20 to 1 to ensure quality service and maintain market share.

HiNet’s total international connection bandwidth is 25 gigabits per second as of December 31, 2004. As we expect that Internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Australia.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching internet protocol virtual private network. We have completed the construction of a digital cross connect system throughout Taiwan with a total of 53 nodes. As of December 31, 2004, we had 4,604 frame relay ports, 7,873 X.25 ports, 7,717 asynchronous transfer mode ports and approximately 50,000 multi protocol label switching internet protocol virtual private network virtual ports.

Our data networks support a variety of transmission technologies, including X.25 protocol, frame relay and asynchronous transfer mode technology. We have also built up our HiLink virtual private network that combines internet protocol and asynchronous transfer mode technologies. The advantage of a HiLink virtual private network based on multi protocol label switching technology is that it can carry different classes of services, such as video, voice and data together to provide services with various qualities of service, high performance transmission and fast forward solution in an enhanced security network. A HiLink virtual private network can be accessed by an asymmetrical digital subscriber line and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network potentially is less costly and requires less management for business applications.

Competition

We face competition in virtually all aspects of our business.

Fixed Line

We are the largest fixed line service provider in Taiwan, with a market share of approximately 97.9% in terms of subscribers for local telephone services, approximately 86.4% in terms of traffic for domestic long distance telephone services and approximately 61.3% in terms of traffic for international long distance telephone services in 2004. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd., and Asia Pacific Broadband Telecom Co. Ltd., have provided fixed line services since June 2001. We believe these operators are primarily focused on international long distance services. In addition, we anticipate that these operators will focus on business customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, as well as Internet service providers and international simple resale operators, have begun offering international leased line services to other fixed line operators, Internet service providers and international simple resale operators.

We are required by Republic of China regulations to provide number portability and unbundled local loop access.

Our domestic long distance services compete with cellular services as people increasingly use cellular telephones. In addition, our international long distance services compete with international long distance resale services and alternative mediums for making international calls, including voice over Internet protocol technologies, such as those provided by Skype. One of our competitors has sought an alliance with Taiwan Railway Administration to use its infrastructure to deliver telecommunications services. We believe that the fixed line competition in Taiwan will be primarily based on price, quality of service, network coverage and customer services, such as call centers and unified billing.

Wireless

There are currently three major global system for mobile communications cellular operators in Taiwan, namely, Taiwan Mobile Co., Ltd., Far EasTone Telecommunications Co., Ltd. and us. Based on data provided by the Directorate General of Telecommunications, as of December 31, 2004, we were the largest cellular operator, with a 38.0% market share in terms of subscribers. In addition, there is one new third generation cellular operator in Taiwan, Asia Pacific Broadband Wireless Communications Inc., as well as one personal handyphone system operator, First International Telecom. Another company, Vibo Telecom Inc., has also been issued a third generation cellular license. Furthermore, the government issued four mobile virtual network operator licenses to New Century InfoComm Tech. Co., Ltd., KGEx.com, Hicall Telecom Co., Ltd. and China Motion Telecom (Taiwan) Limited, which allow operators without a spectrum allocation to provide cellular services by leasing the capacity and facilities of a cellular service network from a licensed cellular service provider. We expect competition to intensify further when mobile number portability is introduced in October 2005. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

Internet and Data

Our primary competitors in Internet and data services include:

Internet services:

•	Internet services providers: SeedNet, Asia Pacific Online, GigaMedia and So-net Taiwan;

•	Broadband Internet access providers: Asia Pacific Broadband Telecom Co., Ltd., GigaMedia, Taiwan Fixed Network and New Century Infocomm Tech. Co., Ltd.; and

•	Cable operators: Eastern Multimedia Co., Ltd., China Network Systems Co., Ltd., Taiwan Broadband Communications Co., Ltd., Pacific Broadband Co., Ltd., and Taiwan Infrastructure Technology Co., Ltd.

Data services:

•	Leased line service providers: Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd., Asia Pacific Broadband Telecom Co. Ltd., Asia Netcom, Reach Global Services Ltd., FLAG Telecom and Taiwan International Gateway Corporation.

We are the largest provider of Internet services in Taiwan. As of December 31, 2004, we had a 47.5% share of the Internet service market in terms of subscribers and a 83.0% share of the broadband Internet access market in terms of subscribers. We compete in the Internet and data services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan.

Our properties were deemed by the cabinet of the government of the Republic of China, or the Executive Yuan, to be vested in us as the successor to the telecommunications business formerly owned and operated by the Directorate General of Telecommunications. Under Republic of China law, we are required to register our title to the land, land improvements and buildings at the relevant local land bureaus. As of December 31, 2004, we had completed all the title registration of our land, land improvements and buildings.

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

Employees

All of our employees are located in Taiwan and all are employed on a full-time basis. As of December 31, 2004, approximately 65.17% of our employees had university, graduate or post-graduate degrees. We intend to improve our operational efficiency by reducing personnel costs. We offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2001, which resulted in a reduction in our workforce of 6,480 employees, or approximately 20% of our total workforce before the implementation of these voluntary retirement programs. In addition, we offered voluntary retirement programs on July 1, 2003, May 1, 2004 and February 1, 2005, which resulted in reductions of 181, 486 and 422 employees, respectively. According to our current internal preliminary estimate, based on our employees’ years of service, age and current retirement regulations, more than 4,000 of our employees may choose to retire upon the completion of our privatization. However, if the relevant Republic of China law is changed or interpreted to permit these employees to continue their employment after our privatization while still receiving the right to monthly annuity payments from the government, we estimate that approximately 400 employees may choose to retire upon the completion of our privatization. These estimates are forward-looking statements and are subject to risks and uncertainties. See “Forward-Looking Statements in this Annual Report May Not Be Realized.”

Please refer to “Item 6. Directors, Senior Management and Employees—D. Employees” for a discussion of our employees.

Our Pension Plans

We maintain two non-contributory defined benefit pension plans. The first plan, which we refer to as the civil service plan, covers our employees who qualify as civil servants and a limited number of other employees. The second plan, which is administered in accordance with the Republic of China Labor Standards Law and which we refer to as the labor standards plan, covers all other employees. Both plans provide for a lump-sum payment at an employee’s retirement based on the employee’s years of service and monthly salary. In addition, the civil service plan also provides for a monthly annuity payment to certain qualified employees after retirement based on the employee’s years of service and monthly salary.

We are required by the Statute Governing Privatization of State-Owned Enterprises to make payments to all employees at the date of our privatization as settlement of their accrued benefits under the pre-existing pension plans in the following manner:

•	for employees who choose to continue their employment with us, a lump sum equal to the amount that they would have been entitled to if they had retired on the date of privatization under the labor standards plan, regardless of which pension plan they were covered under prior to our privatization; and

•	for employees who choose not to continue their employment with us, in addition to the same lump sum payment described above, six months’ salary, plus one month’s wages (including salary, bonuses, allowances and other regular payments) in lieu of prior notice of termination.

Furthermore, continuing employees whose employment is terminated by us within five years of our privatization will be entitled to a payment equivalent to the pension plan benefit accrued from the date of our privatization to the date of termination, as well as six months’ salary plus one month’s wages in lieu of prior notice of termination. Under Republic of China law, the Ministry of Transportation and Communications is responsible for paying the six months’ salary, while we will be responsible for paying the remainder of the payments due to our employees.

In order to increase our operational efficiency, we established, and expect to continue to establish, retirement programs to encourage some of our employees to retire prior to our privatization. Prior to the date of our privatization, eligible employees who retire under pre-existing pension plans will receive lump-sum payments from our pension plan funds; certain qualified employees who retire under the civil service plan will also be entitled to monthly annuity payments. Under relevant Republic of China regulation, the Ministry of Transportation and Communications will be responsible for these annuity payments after our privatization.

As of December 31, 2004, our estimated pension obligations totaled NT$134.9 billion. Of this amount, NT$45.7 billion relates to projected benefits under annuity payments and the six-month salary portion of severance payments that the Ministry of Transportation and Communications will be responsible for after our privatization. We have provided for our pension obligations by making contributions to our pension plans, and the fair value of our pension plan assets was NT$85.9 billion as of December 31, 2004. We intend to contribute NT$6.1 billion to our pension plans in 2005, of which contributions of NT$2.0 billion were made in the three months ended March 31, 2005. We believe that we have substantially funded all of our pension obligations. However, we determined our estimated pension obligations based on a number of actuarial assumptions, including that we would be privatized by the Republic of China government’s target date of December 31, 2005, that a certain number of our employees would choose to retire upon our privatization and that our pension plan assets would achieve a certain return. To the extent these assumptions are different from actual experience, our actual pension obligations could be significantly increased. Moreover, we cannot assure you that other events outside of our control, such as new laws, rules or regulations or interpretations of existing laws, rules or regulations, as well as legal or other challenges to our potential privatization, would not similarly result in a significant increase in our actual pension obligations.

The Republic of China Labor Pension Act, which will become effective on July 1, 2005, provides for a contributory defined pension plan, which we refer to as the new pension plan. When this law becomes effective, employees who were covered by one of our pension plans then in effect may elect to be covered by either the new pension plan or under the labor standards plan. Under the new pension plan, we will make a monthly contribution to each employee’s pension fund account of at least 6% of an employee’s monthly salary, matching the employee’s own contribution of up to 6% of the monthly salary.

After our privatization, our continuing employees will be deemed to have begun employment on the date our privatization is completed for seniority purposes under our pension plans in effect after privatization, which will not occur prior to July 1, 2005. The civil service plan will terminate upon our privatization. The table below sets forth the applicable pension plans before and after our privatization.

Type of employees	Before privatization	After privatization
Qualified civil servants and a limited number of employees who continue their employment	Civil service plan	Each employee elects to be covered by either the labor standards plan or the new pension plan.

All other employees who continue their employment	Labor standards plan	On July 1, 2005, each employee elects to be covered by either the labor standards plan or the new pension plan. The new pension plan applies to all employees hired on or after July 1, 2005.

As of the date of this annual report, a substantial majority of our employees are covered under the civil service plan.

Legal Proceedings

We are involved in litigation, arbitration or administrative proceedings in the ordinary course of our business. Although we cannot accurately predict the outcome of these matters, we do not expect any proceeding, if determined adversely against us, to have a material adverse effect on our business, financial condition or results of operation.

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

Enforceability of Judgments in Taiwan

We are a company limited by shares and incorporated under the Republic of China Company Law and the Statute of Chunghwa Telecom Co., Ltd. All of our directors and executive officers, our supervisors and some of the experts named in this annual report are residents of Taiwan and a substantial portion of our assets and the assets of those persons are located in Taiwan. As a result, it may not be possible for investors to effect service of process upon us or those persons outside of Taiwan, or to enforce against them judgments obtained in courts outside of Taiwan. We have been advised by our Republic of China counsel that in their opinion any final judgment obtained against us in any court other than the courts of the Republic of China in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the Republic of China without further review of the merits only if the court of the Republic of China in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the Republic of China;

•	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the Republic of China;

•	if the judgment was rendered by default by the court rendering the judgment, we were served within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us with judicial assistance of the Republic of China; and

•	judgments at the courts of the Republic of China are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the Republic of China would be required to obtain foreign exchange approval from the Central Bank of China for the payment out of Taiwan of any amounts recovered in connection with the judgment denominated in a currency other than NT dollars if a conversion from NT dollars to a foreign currency is involved.

Regulation

Overview

The Taiwan telecommunications industry is subject to extensive regulation by and under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications pursuant to the provisions of the Telecommunications Act and various other telecommunications laws and regulations, as well as regulations under various laws of general application.

As a state-owned enterprise, we are also regulated by the Law Governing Administration of State-Owned Enterprises, the Audit Law and the Budget Law and other administrative rules. We are also subject to the Statute Governing Privatization of State-Owned Enterprises.

In addition, we are subject to the Statute of Chunghwa Telecom Co., Ltd.

Regulatory Authorities

The primary regulatory authority of the Taiwan telecommunications industry is the Ministry of Transportation and Communications. The Ministry of Transportation and Communications issues policy directives and telecommunications licenses and oversees the activities of the Directorate General of Telecommunications, which is responsible for the implementation of these directives and the day-to-day supervision of the telecommunications industry. The Ministry of Transportation and Communications and the Directorate General of Telecommunications are responsible for:

•	formulating, implementing and interpreting telecommunications laws and regulations;

•	issuing telecommunications licenses and regulating the operation of telecommunications industry participants;

•	establishing and reviewing tariff structures and numbering plans; and

•	managing and facilitating the resolution of disputes pertaining to the Taiwan telecommunications industry.

The operations of cable television enterprises are regulated by the news and broadcasting division of the Government Information Office under the Executive Yuan. Internet access through cable is regulated by the Directorate General of Telecommunications.

In each fiscal year, the Legislative Yuan approves the annual budget prepared by us, as a state-owned enterprise, and the Ministry of Audit under the Control Yuan must audit, and may adjust, our financial statements, including our earnings and losses.

The Communications Basic Law of the Republic of China was adopted on January 7, 2004. This law requires the establishment of the National Communications Commission, a new government entity that will exercise its powers independently to implement the regulations concerning communications efficiency. This law also requires that related communications statutes be amended no later than two years after the establishment of the new commission. The new commission, which we expect will become our new regulator, has yet to be established.

Telecommunications Act

The Telecommunications Act and the regulations under the Telecommunications Act establish the framework and govern the various aspects of the Taiwan telecommunications industry, including:

•	licensing of telecommunications services;

•	restrictions on dominant telecommunications service providers;

•	tariff control and price cap regulation;

•	accounting separation system;

•	interconnection arrangements;

•	bottleneck facilities;

•	spectrum allocation;

•	provision of universal services;

•	equal access;

•	number portability; and

•	ownership limitations.

Each of these aspects is described below. The Telecommunications Act also establishes a non-auction pricing system for assignment of radio frequencies.

Licensing of Telecommunications Services

Type I and Type II Service Providers

Under the Telecommunications Act, telecommunications service providers are classified into two categories:

Type I. Type I service providers are providers that install network infrastructure, such as network transmission, switching and auxiliary equipment for the provision of telecommunications services. Type I services include fixed line services such as local, domestic long distance and international long distance services, as well as interconnection, leased line, asymmetrical digital subscriber line and satellite services and wireless services such as cellular, including third generation cellular, paging, mobile data and trunked radio services.

Type II. Type II service providers are defined as all telecommunications service providers other than Type I service providers. Type II services are divided into special services and general services. Special services include simple resale, voice over Internet protocol, international leased circuit and other services specified by the Ministry of Transportation and Communications. General services include any Type II service other than special services.

Until 1996, we were the sole provider of Type I services in Taiwan. In 1996, the government opened the market for cellular, paging and trunked radio, mobile data and digital low power cordless telephone services. In 1998, the government opened the market for fixed line and mobile satellite services. In June 2001, the government granted licenses to three operators for establishing fixed line services, thereby opening the market for fixed line services. Since August 2000, the government has permitted four undersea cable operators to engage in the undersea cable leased-circuit business.

Beginning in March 2005, the government will accept applications for integrated network services and circuit-leasing services (local, domestic long-distance and international undersea cable) in March and September of each year.

Granting of Licenses

Type I

Type I service providers are more closely regulated than Type II service providers. The government has broad powers to limit the number of providers and their business scope and to ensure that they meet their facilities roll-out obligations. Under the Telecommunications Act, Type I service providers are subject to pre-licensing merit review of their business plans and tariff rates.

Licenses for Type I services are granted by the Ministry of Transportation and Communications through a three-step procedure. Applicants must first obtain a concession from the Ministry of Transportation and Communications. After obtaining a concession, the applicant must obtain a network construction permit and an assignment of spectrum, in the case of cellular telephone services and satellite services, from the Directorate General of Telecommunications or the Ministry of Transportation and Communications prior to applying for a license. Upon completion of construction of its network and review by the Directorate General of Telecommunications, the applicant may be granted a Type I license. The Ministry of Transportation and Communications has the authority to grant Type I licenses for each of fixed line services, wireless services and satellite services. Type I licenses have different minimum paid-in capital requirements for applicants and varying durations depending on the particular type of service.

The Telecommunications Act further authorizes the Ministry of Transportation and Communications to promulgate separate regulations governing each Type I service including the business scope of the Type I service provider, as well as the procedures and conditions for granting special permits and the length of the period of the special permits of each Type I service. Each holder of a Type I license will pay a fee ranging from 0.5% to 2% of the annual revenues generated from the particular Type I service for which a license has been granted.

Fixed Line Services. Under the Telecommunications Act, the Fixed Network Regulations adopted by the Ministry of Transportation and Communications govern the issuance of fixed line service licenses and the business scope of fixed line providers. Fixed line service licenses are subdivided into the following categories:

•	integrated services, including local, domestic long distance, international long-distance telephone services;

•	local telephone services;

•	domestic long distance telephone services;

•	international long distance telephone services; and

•	local, domestic long distance and international long distance leased line services.

We conduct our fixed line services through a license for integrated services.

Licenses for local telephone and integrated services are valid for 25 years. Licenses for domestic long distance and international long distance telephone services are valid for 20 years. Licenses for leased line services are valid for 15 years. The minimum paid-in capital requirement for integrated services providers and international undersea cable service providers is NT$40 billion and NT$800 million, respectively. The minimum paid-in capital requirement for integrated services providers that applied for licenses after June 30, 2004 is NT$16 billion.

In March 2000, the government granted three new concessions to fixed line services providers for integrated services. Recipients of these concessions are required to apply for a network construction permit to deploy broadband local access networks. Each recipient of these concessions is required to have capacity for 150,000 subscribers before they are able to apply for a fixed line license to launch their proposed services. The three fixed line service providers have since obtained fixed line licenses and are required to achieve capacity for one million subscribers by the sixth year following the date of the grant of the network construction permit awarded. Operators that applied for integrated service provider licenses after June 30, 2004 must achieve a capacity for 400,000 subscribers, ports or a combination of both by the fourth year following the date of the grant of the network construction permit.

Wireless Services. Under the Telecommunications Act, the Wireless Regulations adopted by the Ministry of Transportation and Communications govern the issuance of wireless services licenses and the business scope of wireless service providers. Wireless service licenses are subdivided into the following categories:

•	cellular services;

•	paging services;

•	mobile data services;

•	digital low-power cordless telephone services; and

•	trunked radio services.

Wireless service licenses are granted to both regional and national service providers through review and bidding procedures.

Wireless services licenses for cellular and paging services are valid for 15 years, and licenses for mobile data, digital low-power cordless telephone and trunked radio are valid for ten years. The minimum paid-in capital requirement for regional cellular service providers and national cellular service providers is NT$2 billion and NT$6 billion, respectively.

We are licensed to provide cellular and paging services in Taiwan.

Third Generation Cellular Services. The Ministry of Transportation and Communications promulgated the Third Generation Mobile Telecommunications Services Regulations on October 15, 2001, last amended on January 27, 2004. These regulations govern voice and non-voice telecommunications services provided using the spectrum assigned by the Ministry of Transportation and Communications that utilizes the IMT-2000 technical standards as announced by the International Telecommunications Union.

Licenses for third generation cellular services are granted by the Ministry of Transportation and Communications through a three-step procedure. Applicants must first obtain a concession from the Ministry of Transportation and Communications through a bidding process. The concession will be valid from the issue date to December 31, 2004. After obtaining the concession, the applicant must inject the minimum paid-in capital of NT$6 billion, amend its corporation registration and obtain a system and station installation permit to commence the construction of the third generation cellular services network infrastructure from the Directorate General of Telecommunications. After the completion of such construction and obtaining an approval from the Directorate General of Telecommunications, the applicant may apply for the third generation cellular services license. Each license is valid until December 31, 2018. If the applicant is unable to apply for and obtain a license before the expiry date of the concession, the applicant may apply for an extension of one year. We have received our third generation cellular services license, which is valid from May 26, 2005 to December 31, 2018.

Satellite Services. Under the Telecommunications Act, the Satellite Regulations adopted by the Ministry of Transportation and Communications govern the issuance of satellite services licenses and the business scope of satellite service providers. Satellite services licenses are subdivided into fixed satellite services licenses and mobile satellite services licenses.

Satellite services licenses are valid for 10 years. Minimum paid-in capital requirements for fixed satellite services providers and mobile satellite services providers are NT$100 million and NT$500 million, respectively.

We currently hold a fixed satellite services license, valid from December 10, 1998 to December 9, 2008.

Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Type II Services Regulations as last amended on November 10, 2004, Type II services are divided into special services and general services. Special services include simple resale, voice over Internet protocol, international leased circuit and other services specified by the Ministry of Transportation and Communications. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

•	there is no limit on the number of licenses to be issued;

•	licenses are granted by the Directorate General of Telecommunications; and

•	no bidding procedure is required.

We hold a license to operate all Type II services. Type II service licenses are valid for ten years and may be renewed by application six months prior to the expiration date. There is no minimum paid-in capital requirement for Type II service providers. Our license to operate Type II services is included in our license to operate integrated services, and is valid from July 29, 2000 to July 28, 2025.

On December 19, 2001, the Ministry of Transportation and Communications announced regulations governing the fees payable for Type II licenses. Under the new regulations, operators of simple resale or voice over Internet protocol services must pay an annual license fee equal to 0.5% of annual revenues generated from these services. Type II service operators providing services other than simple resale or voice over Internet protocol services must pay license fees ranging from NT$6,000 to NT$90,000 depending on their paid-in capital. These regulations do not apply to integrated services providers who also provide Type II services. The annual license fee for an integrated services provider operating Type II businesses is 1% of its annual revenues generated from its Type II services.

Restrictions on Dominant Telecommunications Services Providers

Under the Telecommunications Act, the regulations governing dominant telecommunications services providers apply only to Type I service providers. A Type I service provider is deemed to be dominant if it meets any of the following criteria and is declared by the Ministry of Transportation and Communications as dominant:

•	controls key basic telecommunications infrastructure;

•	has dominant power over market price; or

•	has more than a 25% market share in terms of customers or revenues.

We have been declared by the Ministry of Transportation and Communications as a dominant Type I service provider for fixed line and cellular services.

Under the Telecommunications Act, a dominant Type I service provider must not engage in the following activities:

•	directly or indirectly hinder a request for interconnection with its proprietary technology by other Type I service providers;

•	refuse to release to other Type I service providers the calculation methods of its interconnection fees and other relevant materials;

•	improperly determine, maintain or change its tariffs or means of services;

•	reject, without due cause, a request for leasing network components by other Type I service providers;

•	reject, without due cause, a request for leasing lines by other service providers or subscribers;

•	reject, without due cause, a request for negotiation or testing by other service providers or subscribers;

•	reject, without due cause, a request for negotiation for co-location by other service providers;

•	discriminate, without due cause, against other service providers or subscribers; or

•	abuse its position as a dominant provider, or engage in other unfair competition activities as determined by the regulatory authorities.

In addition, a dominant Type I service provider is subject to special regulations limiting its tariff changes.

Tariff Control and Price Cap Regulation

In order to promote competition in the telecommunications market, and as part of the government’s overall policy toward deregulation, the Telecommunications Act was amended in 1999 to abolish the former rate of return system on tariff setting in favor of price cap regulation of Type I services.

Under the Regulations Governing Tariffs of Type I Service Providers promulgated by the Ministry of Transportation and Communications, a dominant Type I service provider must submit its proposed adjustment in primary tariffs and promotional packages to the Directorate General of Telecommunications for onward submission to the Ministry of Transportation and Communications for approval at least 14 days prior to the date of the proposed tariff changes and announce such change on media, website and business locations on the next day after the Ministry of Transportation and Communications grants the approval. The tariff change will come into effect seven days after the announcement.

Primary tariffs include:

•	for fixed line local telephone services: monthly fees, usage fees, monthly rental fees of leased lines and pay telephone usage fees;

•	for fixed line domestic long distance telephone services: usage fees and monthly rental fees of leased lines;

•	for fixed line international long distance telephone services: usage fees and leased line monthly rental fees;

•	for wireless services, including third generation cellular services: monthly rental fees and usage fees; and

•	other fees or tariffs announced by the Directorate General of Telecommunications.

In comparison, all non-dominant Type I service providers are required to notify the Directorate General of Telecommunications and the public of their proposed tariff adjustments seven days prior to the date of the proposed tariff change with respect to all tariffs. In addition, changes in tariffs charged by Type I service providers (notwithstanding the type of their respective services) may not, in any event, be greater than the annual growth rate of the consumer price index in Taiwan adjusted by a set constant, which will be periodically determined and announced by the Directorate General of Telecommunications. For example, if:

•	the annual growth rate of the consumer price index in Taiwan minus the set constant is positive, the increased percentage of tariffs must not exceed such positive figure;

•	the annual growth rate of the consumer price index in Taiwan minus the set constant is negative, the decreased percentage of tariffs must be at least the absolute value of such negative figure, and the tariffs used in the given year must not be higher than the decreased tariff; and

•	the annual growth rate of the consumer price index in Taiwan minus the set constant equals to zero, no increase in tariffs is allowed to be made by any Type I service providers.

In October 2000, the Directorate General of Telecommunications announced that effective from the date of the announcement, the set constant to be applied for all tariff adjustments, except tariffs for our fixed line local telephone services, will be equal to the annual growth rate of the consumer price index in Taiwan. Accordingly, for the time being, the adjustment would be equal to zero as calculated in (3) above and thus no increase in tariffs by Type I services providers will be allowed, except for increases in tariffs for fixed line local telephone services. The set constant to be applied for adjustments in fixed line local telephone services has yet to be announced by the Directorate General of Telecommunications.

Type II service providers are free to establish their own tariff schemes, but are required to notify the Directorate General of Telecommunications and the public upon adoption and upon any subsequent adjustments.

Accounting Separation System

The Telecommunications Act requires that a Type I service provider, including one who concurrently offers Type II services, separately calculate the profits and losses for its different services and prohibits any cross-subsidization among services that will impede fair competition.

Interconnection Arrangements

The Telecommunications Act requires all Type I service providers to allow other Type I service providers access to their networks. It further requires Type I service providers, within three months upon request by the other Type I service provider, to reach an agreement on the relevant terms for the interconnection. Prices charged for interconnection must be based on cost. If the parties fail to reach an agreement within three months, the Directorate General of Telecommunications may, either at the request of the parties or on its own accord, arbitrate and determine the interconnection terms for the parties. According to the Administrative Rules for Network Interconnection Between Telecommunication Service Providers, the tariffs for communications between a cellular telecommunications network and a fixed line telecommunications network shall be collected by the call-originating services provider from its subscribers pursuant to the tariff schedules set by the cellular services provider, and the revenue from such tariffs shall go to the cellular services provider.

When a Type I service provider leases unbundled network components to another Type I service provider, the parties are required to negotiate the rental fee. Unbundled network components include:

•	local loops;

•	local switch transmission equipment;

•	local trunks;

•	toll switch transmission equipment;

•	long-distance trunks;

•	international switch transmission equipment;

•	network interfaces;

•	directory equipment and services; and

•	signaling network equipment.

The Telecommunications Act authorizes the Directorate General of Telecommunications to issue rules and regulations pertaining to interconnection. Under the Administrative Rules for Network Interconnection issued by the Directorate General of Telecommunications, as last amended on September 17, 2003, we, as a dominant Telecommunication service provider for fixed line and cellular services, are required to unbundle our network and provide cost-based interconnection charges calculated with reference to the total element long-run incremental cost incurred by us. We are required to submit our proposed calculations of the total element long-run incremental cost to the Directorate General of Telecommunications for its approval each year. Local loop unbundling for voices has been completed, and we are currently negotiating with other services providers on the charges for unbundling for data.

Bottleneck Facilities

Under the Telecommunications Act, when a Type I service provider cannot construct bottleneck facilities within a reasonable period of time or substitute those facilities by other available technologies, it may request for co-location on a fee basis from the owner of the facilities located at the bottleneck of the relevant telecommunications network. The owner of the facilities so requested may not reject these requests without due cause. The Ministry of Transportation and Communications has the authority to prescribe facilities as bottleneck facilities, and has prescribed bridges, tunnels, lead-in tubes and telecommunications chambers located within buildings and horizontal and vertical telecommunications cables and lines as bottleneck facilities in relation to fixed line telecommunications networks.

Spectrum Allocation

The Ministry of Transportation and Communications allocates all telecommunications related frequencies primarily according to the standards set by the International Telecommunications Union. The 900 MHz and 1,800 MHz frequency bands have been allocated for cellular applications. A total of 40 MHz spectrum around the 800 MHz frequency band and a total of 130 MHz of spectrum around the 2 GHz band have been allocated for third generation cellular services.

Frequency allocation for fixed wireless platforms, such as wireless local loop and local multipoint distribution services, has already been set. Only some bands of the spectrum made available for these services are completely clear and there is partial usage in all other bands. The cost of frequency usage will be based on quantity.

Provision of Universal Services

A Type I service provider may be required by the Ministry of Transportation and Communications, under the Telecommunications Act, to provide universal telecommunications services in remote or unprofitable areas. All Type I service providers and certain Type II service providers designated by the Ministry of Transportation and Communications will be required to contribute a fixed portion of their annual revenues to a universal services fund. Such a fund will be used to compensate any losses and management fees incurred by the relevant

Type I service provider in providing the universal services. In April 2005, the Ministry of Transportation and Communications amended the Regulations on Telecommunications Universal Services, pursuant to which Type I service providers are required to provide universal telecommunications services and contribute to the costs and expenses of providing such services on a pro rata basis according to their respective revenues.

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a third generation cellular services provider, is required to provide its subscribers with equal access to the domestic and international long distance telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. Currently, all Type I service providers, including us, provide equal access only through call-by-call selection. When a subscriber makes a call using call-by-call selection, such subscriber has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. Starting from July 1, 2005, all Type I service providers may also provide equal access through pre-selection in Keelung City, Taipei City/County, Taichung City/County and Kaohsiung City/County. Equal access through pre-selection will be available throughout Taiwan by January 1, 2006. The pre-selection function allows any subscriber to select in advance a long distance or international service provider of his or her choice. When such subscriber makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such subscriber.

Number Portability

The Ministry of Transportation and Communications has adopted principles on fixed line number portability that will enable customers to migrate their local and toll free fixed line telephone numbers. Under these regulations, we are required to provide fixed line number portability in seven major cities and counties in Taiwan upon the grant of the first fixed line license to a new entrant. We are also required to provide such number portability in other service areas no later than 181 days from the grant of such license and upon six months’ advanced written notification received from the new fixed line service provider. Since May 2002, fixed line number portability has been made available to all customers in accordance with the then prevailing Fixed Network Regulations.

In November 2003, the Directorate General of Telecommunications promulgated the Administration Rules Governing Number Portability governing both fixed line and cellular services and the Fixed Network Regulations were revised to reflect such new regulation. Under the Administration Rules Governing Number Portability, subscribers may migrate their telephone numbers when changing Type I service providers. According to a letter of the Directorate General of Telecommunications, the commencement date of number portability for wireless services is scheduled to be on October 15, 2005.

Cable Radio and Television Law

Under the 1999 amendment of The Cable Television Law (the predecessor of Cable Radio and Television Law), telecommunications service providers may be licensed as cable radio and television operators. The Government Information Office also promulgated rules for integrated fixed line service providers to apply for licenses to engage in cable radio and television businesses.

We have been granted a license to operate cable television business. The license is valid until February 3, 2013.

The tariff for cable television business is subject to annual prior review by the tariff committees of municipal governments.

Ownership Limitations

The Telecommunications Act provides that direct foreign ownership in Type I service providers, except for us, may not exceed 49%, and combined direct and indirect foreign ownership in Type I service providers, except for us, may not exceed 60%. The Telecommunications Act places no limitation on foreign ownership in Type II service providers. The Ministry of Transportation and Communications separately prescribes limits on our foreign ownership. Currently, direct and indirect foreign ownership of our common shares is limited to 40%. A fine of between NT$500,000 to NT$2,500,000 may be imposed on us if we fail to comply with this limitation within a prescribed period of time after receiving a notice to comply. If we fail to comply within a prescribed period of time after such further notification, our licenses to operate our Type I services may be revoked.

The Cable Radio and Television Law provides that direct foreign ownership in a cable operator may not exceed 20%, and combined direct and indirect foreign ownership in a cable operator may not exceed 60%. The Cable Radio and Television Law further prohibits direct and indirect government ownership in a cable operator and prohibits the government to act as the director or supervisor of a cable operator. Only institutional investors may directly hold the shares of a cable operator. A fine between NT$100,000 to NT$1,000,000 may be imposed on, and a notice to comply will be sent to, us if we fail to comply with such limitation. The fine may be imposed consecutively if we fail to comply. If the non-compliance is material, our license to operate cable television business may be revoked. We received our cable operator license on March 21, 2005, which is valid until February 3, 2013, and have recently begun offering multimedia on demand services on a limited basis. We have been granted the license even though we were not, and are not, in compliance with the applicable ownership restrictions. We cannot assure you that fines will not be imposed on us or that our license will not be revoked.

Under the current Telecommunications Act and the Cable Radio and Television Law, the Chairman of a Type I service provider and a cable operator is required to be a citizen of the Republic of China. Under the Cable Radio and Television Law, not less than two thirds of our directors are required to be citizens of the Republic of China.

Administrative Fee Law

According to the Administrative Fee Law promulgated in December 2002, central and local governments, government agencies and schools are empowered to collect administrative fees from us and other telecommunications services providers for the telecommunications facilities built on public roads and properties. Under the Administrative Fee Law and Local Road Act, road authorities of municipal governments may collect usage fees from users of local roads, including us, for establishing lines along with the local roads. The fee schedule is set up in the Standard for Usage Fees of Local Roads.

In addition, under the Public Road Law, as amended in July 2003, administrative authorities of public roads may collect usage fees from the users of public roads. According to the Rules Governing Collection of Usage Fees on Public Roads, the relevant collection agencies, including agencies designated by the Ministry of Transportation and Communications and municipal governments, depending on the types of public roads, may collect usage fees from users, including us, for establishing lines along with the public roads.

Laws and Regulations Relating to State-Owned Enterprises and Our Privatization

Law Governing Administration of State-Owned Enterprises

As a state-owned enterprise, we are subject to the Law Governing Administration of State-Owned Enterprises.

Generally same rights and obligations as private enterprises

Unless otherwise stipulated by law, we have the same rights and obligations as non-state-owned enterprises.

Approval Required for Certain Activities

We are required to obtain the approval of the Ministry of Transportation and Communications for certain activities, including:

•	entering into purchase or sale agreements of a long term nature or of an amount exceeding that prescribed by the Ministry of Transportation and Communications;

•	issuing corporate bonds;

•	purchasing any equipment or buildings outside the scope of our business; and

•	technical cooperation with foreign persons.

Labor Union Representative Required for Board Member

At least one fifth of our directors representing the government’s shareholding must be representatives of our labor union.

Statute Governing Privatization of State-Owned Enterprises

Under the Statute Governing Privatization of State-Owned Enterprises, the privatization of a state-owned enterprise, including us, can be conducted through the following:

•	sales of shares or assets;

•	incorporation of non-state-owned joint ventures with private entities by asset injection as share capital;

•	merger with an existing company to be a non-state-owned enterprise; or

•	rights offering.

The sale must be open to the public and may be made through negotiation if approved by the Executive Yuan. In addition, the price of the sale must be determined by an evaluation commission comprising the representatives from the Ministry of Transportation and Communications and other authorities.

Pension Payment

On the date of our privatization, we will make termination payments in accordance with the pension payment determined under the Labor Standards Law plus six months’ salary and one month’s wages in lieu of prior notice of termination to our employees who choose not to continue their employment. The government will be responsible for paying the six months’ salary to our employees who choose not to continue their employment.

Upon the completion of our privatization, we will make a settlement payment to our employees who choose to remain with us, based on their seniority and in accordance with the pension payment determined under the Labor Standards Law as if they have retired at the time of privatization. Those employees who remain with us and who are laid off within five years after the completion of our privatization will be entitled to a payment equal to the pension benefit accrued from the date of our privatization to the date of termination, six months’ salary and one month’s wages (including salary, bonuses, allowances and other regular payments) in lieu of prior notice of termination. The government has agreed to assume the scost of paying the six months’ salary to the laid-off employees.

Indemnification

The government will indemnify those employees who have suffered from any losses and damages due to our privatization, such as losses arising from change of an insurance program.

Part of the funds realized from our privatization will be allocated to the Privatization Fund, and the rest of the funds will go to the Treasury of the Republic of China. Indemnification payments by the government will be made from the Privatization Fund.

Employee Subscription Rights for Privatization

The statute also provides that when our shares are sold for privatization, a certain portion of these shares must be reserved for purchase by our employees at favorable terms in accordance with the regulations issued by the Ministry of Transportation and Communications as approved by the Executive Yuan.

Government Procurement Law

As a state-owned enterprise, we are subject to the Government Procurement Law for all procurements, including contracting of construction works, purchase or lease of properties or retention of services or employment.

Under the Government Procurement Law, subject to limited special relief granted to us by the Ministry of Transportation and Communications, all procurements over NT$1 million must be made by open tender, selective tender or limited tender procedures. Open tender means the procedures under which a public notice is given to invite suppliers to submit their tenders. Selective tender means the procedure under which a public notice is given to invite all interested suppliers to submit their qualification documents for pre-qualification evaluation based upon specific qualification requirements. After such evaluation, the qualified suppliers are invited to tender. Limited tender means the procedure under which, where no public notice is given, two or more suppliers are invited to compete or only one supplier is invited to tender.

Budget Law and Audit Law

Under the Budget Law, we are required to submit our budget for each fiscal year to the Legislative Yuan for their approval. In addition, under the Audit Law our financial statements, including our earnings and losses, will be reviewed and will be subject to adjustments by the Ministry of Audit under the Control Yuan. Our financial statements presented in this annual report are prepared in accordance with US GAAP and have not been subject to adjustments by the government.

Statute of Chunghwa Telecom Co., Ltd.

Approval of Ministry of Transportation and Communications

Under the Statute of Chunghwa Telecom Co., Ltd, we must obtain approval of the Ministry of Transportation and Communications for:

•	the adoption of and any changes to our articles of incorporation and board of directors organization rules;

•	any changes to our authorized capital and any issuance of our common shares;

•	any changes to primary tariffs for Type I services; and

•	any changes to operational procedures of Type I services.

Pension Obligation

We are required to fund any shortfall in our pension fund reserves within eight years after our incorporation. Consequently, if we record any extra earnings over our previous estimated earnings approved by the Legislative Yuan, these extra earnings must be first allocated to pension fund reserves. In addition, as required by the Statute Governing Privatization of State-Owned Enterprises, we are required to pay all of our accrued pension obligations upon the completion of our privatization.

Employee Subscription Rights for New Issues of Our Common Shares

Our employees have rights to subscribe for not more than 10% of a new issuance of our common shares at favorable terms in accordance with the subscription rules announced by the Ministry of Transportation and Communications.

Resolutions Passed by the Legislative Yuan

The Legislative Yuan of the Republic of China passed a resolution on May 30, 2003 that prohibited the selling of our common shares or the increasing of our share capital through negotiated transactions, and that required us to hold ten offers to the general public in Taiwan before we may conduct any sales of our common shares through open tender. The Legislative Yuan passed another resolution on June 10, 2004 that required the government to postpone selling our common shares until after we reach collective agreement with our labor union on employee benefit issues. Furthermore, on May 27, 2005, the Legislative Yuan passed a resolution that required us to cease all activities relating to the sale of our common shares. On the same day, the Legislative Yuan passed a second resolution stipulating that a proposed disposal of the government-owned shares may not be carried forward to subsequent fiscal years if not completed within the fiscal year in which the disposal was budgeted for and approved by the Legislative Yuan. These resolutions may create uncertainties or material adverse effects to any plans of the government to privatize our company.

C. Organizational Structure

We do not have any subsidiaries.

D. Property, Plant and Equipment

Please refer to “—B. Business Overview” for a discussion of our property, plant and equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2004 have been translated into U.S. dollar amounts using US$1.00=NT$31.74, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004. The US dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

A number of recent and expected future developments have had, and in the future may have, a material impact on our financial condition and results of operations. These developments include:

•	changes in our revenue composition and sources of revenue growth;

•	increased competition in the fixed line, leased line and cellular services markets, including the third generation cellular services market;

•	tariff adjustments;

•	capital expenditures as a result of technological improvements and changes in our business;

•	provisions for pension payments to our employees; and

•	taxation.

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

The table below sets forth the revenues from our principal lines of business as a percentage of revenues for the periods indicated.

	Year ended December 31,
	2002	2003	2004
Revenues:
Fixed line	45.4%	42.5%	38.9%
Wireless	35.7	36.6	38.2
Internet and data	17.4	19.5	21.2
Other	1.5	1.4	1.7

Total	100.0%	100.0%	100.0%

Over the past three years, the composition of our revenue base has undergone a significant change as a result of our strategy to diversify our revenues and focus on generating increased revenues from higher growth businesses, such as cellular and Internet and data services.

Cellular and Internet and data services have been our fastest growing sources of revenue over the last three years. Most of our increased revenues have come from our cellular and Internet access services, with our asymmetrical digital subscriber line services accounting for a significant portion of such increase. We launched our asymmetrical digital subscriber line services in August 1999, and we had over 3 million subscribers as of December 31, 2004. Increasing Internet penetration in Taiwan and higher data traffic have contributed to a significant increase in our revenues from Internet and data services over this period. Revenues from our local telephone and domestic long distance telephone and paging services have declined during this period, mainly due to traffic migration to cellular services. Revenues from our international long distance services have also declined, as international long distance tariffs have declined worldwide. We believe that wireless and Internet and data services will continue to generate an increasing percentage of our revenues.

Increased competition in the fixed line, leased line and cellular services markets, including the third generation cellular services market

Three operators in addition to us have been providing fixed line services in Taiwan since June 2001. We believe that these competitors are targeting largely business subscribers, which generally generate higher revenues per subscriber as compared with residential customers. We are facing significant competition, particularly in the international long distance telephone services market, from these competitors.

Since August 2001, the Ministry of Transportation and Communications has awarded undersea cable service licenses to four additional operators. Moreover, in February 2002, the Ministry of Transportation and Communications awarded five concessions to provide third generation cellular services. Two of these new concessions were awarded to new cellular operators. In addition, the government issued four mobile virtual network operator licenses in 2004. We expect competition in the cellular services market to further intensify when mobile number portability is introduced in October 2005. We seek to minimize loss of customers from the increased competition by continuing to offer handset subsidies, our “Friends and Family” packages and mobile virtual private networks for our enterprise customers.

The increased competition in the areas of fixed line, leased line and cellular services has led to, and may continue to lead to, further declines in our tariffs, which may result in a decrease in our revenues from these services. At the same time, the increased competition has stimulated consumer demand for telecommunications services, with results including higher international telephone usage and increased international bandwidth demand.

Tariff adjustments

We adjust our tariffs and offer promotional packages primarily in response to market conditions, within the constraints of our budget requirements. These requirements are determined by the Republic of China government. Furthermore, our tariffs are subject to price caps stipulated by the government. We adjusted our tariffs for cellular services in April 2000 and in January 2001 in response to resolutions of the Legislative Yuan aimed at making these services more affordable. In addition, we adjusted our local telephone tariffs to better reflect the cost structure of our local telephone services.

In February 2002, we reduced monthly rental fees for our leased line service by an average of 17% for local services, 36% for domestic long distance services, and 27% for international long distance services.

In April 2002, we reduced monthly rental fees for our asymmetrical digital subscriber line services by an average of 15%.

In July 2003, we reduced monthly rental fees for our asymmetrical digital subscriber line services by an average of 16%.

In June 2004, we:

•	reduced monthly rental fees for our asymmetrical digital subscriber line services by an average of 24%;

•	reduced the tariff for HiNet asymmetrical digital subscriber line services by an average of 22%; and

•	reduced the short messaging service fee from NT$2 to NT$1.5 per message for messages sent between our customers and from NT$2.5 to NT$2 per message for messages sent to users of other service providers.

We expect to continue to adjust tariffs and offer a variety of promotional packages from time to time in response to increasing competition and in order to take advantage of our pricing power from economies of scale.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our cellular services network, and on developing our asymmetrical digital subscriber line network, which enables transmission of digital information at a high-bandwidth over existing telephone lines. In particular, we have enhanced our telecommunications services through:

•	the introduction of a voice over Internet protocol exchange system in our long distance telephone network;

•	the implementation of a network modernization program, including a gradual transfer from our public switched telephone network to a system based on Internet protocol, to remain at the forefront of new technologies;

•	the development of an intelligent network for fixed line services;

•	the deployment of a high-capacity long-haul dense wavelength division multiplexing system and a nationwide Internet protocol backbone network with 320 gigabits per second giga switching routers for Internet and Internet protocol virtual private network services;

•	the expansion and upgrade of our cellular services network, including the rollout of general packet-switched radio services; and

•	the construction of our third generation cellular services network, including 1,835 base stations and system capacity of 1.5 million subscribers.

As a result, we incurred aggregate capital expenditures of NT$98.4 billion over the period from January 1, 2002 to December 31, 2004.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are currently finalizing plans for the gradual upgrade of our entire public switched telephone network to a next-generation network. Next-generation Internet protocol switches will have substantially more capacity and greater upgrade flexibility, and should result in increased operational efficiencies from reduced switching centers, and related property, materials and personnel costs. We have also devoted resources toward the effective rollout of our third generation cellular network and the continuing build-out of our fiber-to-the-building infrastructure.

Provisions for pension payments to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2002, 2003 and 2004, personnel expenses represented 30.7%, 32.6% and 32.4%, respectively, of our total operating costs and expenses, and pension costs represented 10.5%, 10.3% and 11.3%, respectively, of our personnel expenses. The table below sets forth information regarding personnel expenses, depreciation and amortization and other operating costs and expenses in the aggregate and as a percentage of our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2002		2003		2004
	(in billions of NT$, except for percentages)
Operating costs and expenses:
Personnel expenses
Pension(1)	4.0	3.2%	4.2	3.4%	4.6	3.7%
Salaries and bonus	34.0	27.5	37.0	29.2	36.0	28.7

Total personnel expenses	38.0	30.7	41.2	32.6	40.6	32.4

Depreciation and amortization—costs of services	37.9	30.6	39.2	31.0	38.4	30.6
Depreciation and amortization—operating expenses	2.4	2.0	2.4	1.9	2.3	1.9
Other	45.4	36.7	43.7	34.5	44.0	35.1

Total operating costs and expenses	123.7	100.0%	126.5	100.0%	125.3	100.0%

(1)	Does not include NT$106 million, NT$37 million and NT$129 million of pension costs associated with employees engaged in construction projects that were capitalized and not treated as personnel expenses in 2002, 2003 and 2004, respectively.

The following table sets forth our personnel expenses (divided into pension and non-pension portions) allocated by categories of operating costs and expenses:

	For the year ended December 31,
	2002		2003		2004
	(in billions of NT$, except for percentages)
Personnel expenses:
Cost of Services
Pension	2.5	6.5%	2.5	6.2%	2.8	6.9%
Non-pension	22.0	57.8	23.3	56.6	22.5	55.4

Total	24.5	64.3	25.8	62.8	25.3	62.3
Sales and Marketing
Pension	1.1	2.8	1.2	2.9	1.2	3.1
Non-pension	8.1	21.4	9.5	23.0	9.6	23.6

Total	9.2	24.2	10.7	25.9	10.8	26.7
General and Administration
Pension	0.2	0.6	0.3	0.6	0.3	0.6
Non-pension	2.1	5.5	2.2	5.3	2.0	5.0

Total	2.3	6.1	2.5	5.9	2.3	5.6
Research and Development
Pension	0.2	0.6	0.2	0.6	0.3	0.6
Non-pension	1.8	4.8	2.0	4.8	1.9	4.8

Total	2.0	5.4	2.2	5.4	2.2	5.4

Total personnel expenses	38.0	100.0%	41.2	100.0%	40.6	100.0%

In connection with our planned privatization, we are obligated to fully fund our existing defined benefit pension plans prior to the time of our privatization. After completion of our privatization, our continuing employees will be deemed to have commenced employment as of the date our privatization is completed for seniority purposes under our pension plans in effect after privatization. Under applicable Republic of China regulations, upon our privatization, the Ministry of Transportation and Communications will assume the obligation to make annuity payments to our employees who retired before our privatization. Under US GAAP reporting, the pension liabilities assumed by the Ministry of Transportation and Communications will be accounted for as contributed capital and recorded under our stockholders’ equity.

We expect our pension costs for the fiscal year 2005 to be approximately NT$5.3 billion.

Taxation

The current corporate income tax rate in the Republic of China is 25%. We have benefited from tax incentives generally available to technology companies in the Republic of China, including tax credits of up to 30% (25% prior to February 2002) of the amount of some of our research and development, automation and employee training expenditures. Starting in 2001, we qualify for tax benefits at the rate of 5% to 20% for the amount of our investment in qualified equipment and technology. As a result, our effective tax rate was 22.6%, 17.9% and 18.1% in 2002, 2003 and 2004, respectively.

In 1997, the Income Tax Law of the Republic of China was amended to integrate corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year are assessed with a 10% retained earnings tax. See “Item 10. Additional Information—E. Taxation—Republic of China Taxation—Dividends.” Historically, this has not had an impact on our financial results of operations, because the major portion of our earnings was distributed to the government by way of dividends. If we decide to retain a substantial portion of our earnings in the future, we may be assessed with retained earnings tax and our effective tax rate may exceed the corporate income tax rate.

Segment Operating Losses

Our local telephone services had operating losses of NT$3.5 billion, NT$5.9 billion and NT$7.9 billion (US$0.2 billion) in 2002, 2003 and 2004, respectively. See Note 20 to our audited financial statements included elsewhere in this annual report. We expect our local telephone services to continue incurring operating losses as competition in the local telephone services market further intensifies and traffic continues to migrate from fixed line services to cellular and broadband services.

Critical Accounting Policies

Our financial statements are prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate these estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, estimated useful lives of long-lived assets, investments in unconsolidated companies, pension benefits and accounting for income taxes. We base these estimates and judgments on our historical experience and other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

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

One-time subscriber connection fees are deferred and recognized over the average expected customer service periods, which we evaluate on a continual basis. For example, the average expected customer service period for fixed line service revenues has declined over time from 15 years at December 31, 2000 to 13 years at December 31, 2004, and the average expected customer service period for cellular service revenues has declined over time from 6 years at December 31, 2001 to 5 years at December 31, 2004, while the average expected customer service periods for other service lines have remained relatively the same over the same period. If our estimates of these customer service periods become longer, the amortization of our deferred income could be materially and adversely affected. This deferred income is also dependent on the amount of one-time connection fees received from subscribers.

Allowance for Doubtful Accounts

We maintain allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable by operating segment based on past experience and current collection trends that we expect to continue. Our evaluation also includes the length of time the receivables are past due, geographic concentrations and the general business environment. If changes in these factors occur, or the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be materially and adversely affected.

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the amount of depreciation and amortization expense to be recorded during the reported period. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations.

If at January 1, 2004 we would have determined that the remaining useful lives for our property, plant and equipment were shorter or longer by one year than what we used in the preparation of our financial statements, our recorded depreciation expense in 2004 would have increased by approximately NT$13.6 billion or decreased by approximately NT$5.7 billion, respectively.

Investments in Unconsolidated Companies

We hold investments in other companies that we account for under the equity method or cost method of accounting, depending on our ability to exert significant influence over the investee company. The amounts for our equity method investments generally represent our cost of the initial investment adjusted for our share of the investee company’s income or loss and any dividends received. Any excess in our acquisition cost over our share of the investee company’s net assets is recorded as goodwill and is generally amortized by the straight-line method over five years. All of the equity method goodwill had been fully amortized at June 30, 1999. The amounts for our cost method investments where the securities are not publicly traded generally represent our cost of the initial investment less any adjustments we make when we determine that an investment’s net realizable value is less than its carrying cost.

The process of assessing whether a particular cost method investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these long-term investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the net asset values as well as the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of U.S. companies, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the book value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence.

Estimating the net realizable value of investments in privately held companies can be inherently subjective and may contribute to significant volatility in our reported results of operations. For example, if the investment environment worsens in 2005, we may incur an impairment in our equity or cost method investments.

Pension Benefits

The amounts recognized in our financial statements related to pension benefits are determined on an actuarial basis that utilizes several different assumptions in the calculation of such amounts. Significant assumptions used in determining our pension benefits are the discount rate, the expected long-term rate of return on plan assets, the rate of increase in compensation levels, and the average remaining years of service for employees, which includes an estimate for the number of employees that will retire upon our privatization. In addition, because we are required to fully fund our pension plans on or prior to the date of our privatization to enable us to meet the requirements of making full benefit payments to our existing employees, we have made an assumption of our privatization date in determining the amount of the pension benefits.

We use long-term historical actual return information and estimate future long-term investment returns by reference to external sources to develop the expected long-term return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments with the same period to maturity as the estimated period to maturity of the pension benefit. We assume the rate of increase in compensation levels and average remaining years of service based on historical data. We assumed, for purposes of determining the amount of our pension benefits, our privatization date as December 31, 2005, based on the current plan as stated by the Ministry of Transportation and Communications. Any changes in one or more of these assumptions could impact our pension benefits.

A decrease in the discount rate or in the expected return on assets would increase the reported obligation. For example, if the discount rate in 2004 used in determining this obligation were 0.25% lower, it would generate a NT$332 million increase in the obligation reported on the balance sheet and a NT$78 million decrease in the benefit costs. Similarly, if the expected return on assets assumption were 0.25% lower, it would generate a NT$205 million increase in benefit costs, and a similar increase in the obligation reported on the balance sheet. A minor change in the estimate of health care cost assumptions or a delay of the privatization date by one year would not materially affect our pension obligations or related benefit costs. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and the Taiwan Telecommunications Industry — Our actual pension obligations may be significantly higher than what we have provided for under current actuarial assumptions and may also differ from actual experience, including as a result of events outside of our control.”

Accounting for Income Taxes

Deferred income taxes represent the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We measure deferred tax assets and liabilities using statutory tax rates that, if changed, would result in either an increase or a decrease in the provision for income taxes in the period of change. A one-percentage point increase in the statutory income tax rate as of December 31, 2004 would have decreased our net income by approximately NT$621.8 million.

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

We had a valuation allowance of NT$2,725 million on our deferred tax asset balance as of December 31, 2004, which was primarily for the tax benefit from our provision for doubtful accounts and the timing differences between US GAAP reporting and the taxable base for the 10% undistributed earnings tax. We do not have a valuation allowance on other components of the deferred tax asset, as we believe these benefits will be fully realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, the realizability of our deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

Our Financial Reporting Obligations

Our audited financial statements included in this annual report are prepared under US GAAP. As a state-owned enterprise of the Republic of China, we prepare certain unaudited financial data on a monthly and quarterly basis and audited financial statements on a semiannual and annual basis in accordance with our internal accounting principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises in the Republic of China. These internal accounting principles, which we refer to as Chunghwa Telecom Internal Accounting Principles, have been approved by the government.

We are also required to prepare on an annual basis audited financial statements subject to the review and adjustment of the Ministry of Audit in accordance with the Audit Law of the Republic of China and other relevant laws and regulations. As a result, we may publish up to three separate audited annual financial statements, including financial statements prepared under US GAAP, the Chunghwa Telecom Internal Accounting Principles and the accounting standards used by the government, for so long as the government, together with any entity majority-owned by the government, owns at least 50% of our outstanding common shares.

Until we are privatized, we plan to make available the following unaudited financial statements prepared in accordance with US GAAP at the same time that we make available financial statements for the same periods prepared in accordance with Chunghwa Telecom Internal Accounting Principles as required by Republic of China law:

•	financial statements for the three months ended March 31 of each fiscal year;

•	financial statements for the three months and six months ended June 30 of each fiscal year; and

•	financial statements for the three months and nine months ended September 30 of each fiscal year.

In addition, until we are privatized, we plan to make available audited annual financial statements prepared in accordance with US GAAP at the same time that we make available our annual financial statements prepared in accordance with Chunghwa Telecom Internal Accounting Principles as required by Republic of China law.

The Chunghwa Telecom Internal Accounting Principles and the accounting standards used by the government differ in significant respects from each other and from US GAAP. In addition, the government may require that adjustments be made in accordance with the Audit Law of the Republic of China to our financial statements prepared under the Chunghwa Telecom Internal Accounting Principles. However, these adjustments have not had any material impact on our financial statements presented in this annual report. The financial statements presented in this annual report have been prepared in accordance with US GAAP and were not subject to adjustment under the government review and audit process. You should not rely on our audited financial statements prepared under the Chunghwa Telecom Internal Accounting Principles or our financial statements audited by the government for purposes of comparison with our financial statements prepared under US GAAP.

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

After our privatization, we intend to transition into financial reporting under ROC GAAP, with reconciliation to US GAAP, beginning the fiscal year ending December 31, 2005. In the interim, we expect we will continue to make available our quarterly and semi-annual financial statements prepared in accordance with US GAAP.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$	US$
Revenues:
Fixed line
Local	51.8	48.4	44.9	1.4
Domestic long distance	14.0	13.4	12.0	0.4
International long distance	15.7	15.7	15.2	0.5

Total fixed line	81.5	77.5	72.1	2.3

Wireless
Cellular	62.9	66.2	70.3	2.2
Paging	1.1	0.6	0.3	—

Total wireless	64.0	66.8	70.6	2.2

Internet and data:
Internet	20.8	25.9	29.5	0.9
Data	10.4	9.7	9.8	0.3

Total Internet and data	31.2	35.6	39.3	1.2

Other	2.7	2.6	3.2	0.1

Total revenues	179.4	182.5	185.2	5.8

Operating costs and expenses:
Costs of services(1)	58.1	59.6	60.3	1.9
Marketing(1)	20.2	20.0	19.3	0.6
General and administrative(1)	2.7	2.7	2.5	0.1
Research and development(1)	2.4	2.6	2.5	0.1
Depreciation and amortization—costs of services	37.9	39.2	38.4	1.2
Depreciation and amortization—operating expenses	2.4	2.4	2.3	—

Total operating costs and expenses	123.7	126.5	125.3	3.9

Income from operations	55.7	56.0	59.9	1.9
Other income	2.5	2.2	2.7	0.1
Other expenses	1.3	0.6	0.4	—
Income before income tax	56.9	57.6	62.2	2.0
Income tax	12.8	10.3	11.3	0.4

Net income	44.1	47.3	50.9	1.6

(1)	Excludes related depreciation and amortization.

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2002	2003	2004
	(as percentages of total revenues)
Revenues:
Fixed line
Local	28.9%	26.5%	24.3%
Domestic long distance	7.8	7.4	6.4
International long distance	8.7	8.6	8.2

Total fixed line	45.4	42.5	38.9

Wireless
Cellular	35.1	36.3	38.0
Paging	0.6	0.3	0.2

Total wireless	35.7	36.6	38.2

Internet and data:
Internet	11.6	14.2	15.9
Data	5.8	5.3	5.3

Total Internet and data	17.4	19.5	21.2

Other	1.5	1.4	1.7

Total revenues	100.0	100.0	100.0

Operating costs and expenses:
Costs of services(1)	32.4	32.7	32.6
Marketing(1)	11.2	10.9	10.4
General and administrative(1)	1.5	1.5	1.4
Research and development(1)	1.4	1.4	1.3
Depreciation and amortization—costs of services	21.1	21.5	20.7
Depreciation and amortization—operating expenses	1.4	1.3	1.3

Total operating costs and expenses	69.0	69.3	67.7

Income from operations	31.0	30.7	32.3
Other income	1.4	1.2	1.5
Other expenses	0.7	0.3	0.2
Income before income tax	31.7	31.6	33.6
Income tax	7.1	5.7	6.1

Net income	24.6%	25.9%	27.5%

(1)	Excludes related depreciation and amortization.

Year ended December 31, 2003 compared with year ended December 31, 2004

Revenues

Our revenues increased by 1.5% from NT$182.5 billion in 2003 to NT$185.2 billion (US$5.8 billion) in 2004. This increase was primarily due to increases in revenues from our cellular services and our Internet and data services, which were partially offset by a continued decrease in revenues from our fixed line services.

Fixed Line Services

Fixed line revenues comprised 42.5% and 38.9% of our revenues in 2003 and 2004, respectively. Our fixed line revenues decreased by 7.0% from NT$77.5 billion in 2003 to NT$72.1 billion (US$2.3 billion) in 2004.

Local telephone services. Our local telephone revenues decreased by 7.2% from NT$48.4 billion in 2003 to NT$44.9 billion (US$1.4 billion) in 2004. This decrease was principally a result of a 15.7% decline in traffic volume from 29.1 billion minutes in 2003 to 24.5 billion minutes in 2004. This decline in traffic volume was primarily due to the continued migration of non-HiNet Internet subscribers from dial-up to broadband Internet access, the continued traffic migration from fixed line services to broadband and cellular services, and increasing market competition. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed-line services to broadband and cellular services is slowing. This decline in traffic volume was partially offset by a 4.6% increase in average local usage fees, reflecting a continued decrease in the number of users of our discounted Internet tariff package. Our local interconnection revenues decreased by NT$0.2 billion between these two periods because of a decrease in interconnection fee rates in early 2004.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 11.1% from NT$13.4 billion in 2003 to NT$12.0 billion (US$0.4 billion) in 2004. This decrease was mainly due to a decrease in traffic volume from 6.2 billion minutes in 2003 to 5.6 billion minutes in 2004. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to broadband and cellular services and increased competition from other fixed line operators. The rate of migration from fixed line services to cellular services has been slowing in the past two years as the cellular market becomes increasingly saturated. Our interconnection revenues also decreased as a result of lower interconnection fee rates and more direct connections between private operators.

International long distance telephone services. Our international long distance telephone revenues decreased by 2.9% from NT$15.7 billion in 2003 to NT$15.2 billion (US$0.5 billion) in 2004. This decrease was mainly due to intense market competition and a decrease in the average per minute usage charge due to promotional packages to encourage usage. This was partially offset by a slight increase in traffic volume from 2003 to 2004. Our international settlement revenues decreased by 7.5% from NT$3.8 billion in 2003 to NT$3.5 billion (US$0.11 billion) in 2004. This decrease was primarily due to the continued decline in international settlement rates and translation losses due to fluctuations in foreign exchange rates.

Wireless Services

Wireless revenues comprised 36.6% and 38.2% of our revenues in 2003 and 2004, respectively. Our wireless revenues increased by 5.7% from NT$66.8 billion in 2003 to NT$70.6 billion (US$2.2 billion) in 2004. Our cellular services grew as a percentage of our revenues from 36.3% in 2003 to 38.0% in 2004. Our paging services decreased as a percentage of our revenues from 0.3% in 2003 to 0.2% in 2004.

Cellular services. Our cellular services revenues increased by 6.2% from NT$66.2 billion in 2003 to NT$70.3 billion (US$2.2 billion) in 2004. This increase was mainly a result of an increase in outgoing traffic volume of 12.0%, from 7.7 billion minutes in 2003 to 8.7 billion minutes in 2004, as a result of various promotions and packaged rates.

Paging services. Our paging revenues decreased by 49.7% from NT$0.6 billion in 2003 to NT$0.3 billion (US$9.4 million) in 2004. This decrease was primarily due to a 43.7% decrease in the number of paging subscribers, resulting from continued customer migration to cellular services, as cellular services become more widely adopted in Taiwan.

Internet and Data Services

Internet and data revenues comprised 19.5% and 21.2% of our revenues in 2003 and 2004, respectively. Our Internet and data revenues increased by 10.5% from NT$35.6 billion in 2003 to NT$39.3 billion (US$1.2 billion) in 2004. This increase was principally due to the continued growth of our Internet services business.

Internet services. Our revenues attributable to Internet services increased by 13.9% from NT$25.9 billion in 2003 to NT$29.5 billion (US$0.9 billion) in 2004. This increase was largely due to an increase in the number of our asymmetrical digital subscriber line subscribers from 2.4 million as of December 31, 2003 to 3.1 million as of December 31, 2004. This increase was also due to a 7.6% increase in the number of our HiNet subscribers from 3.6 million as of December 31, 2003 to 3.8 million as of December 31, 2004. Calls to HiNet are recorded as part of our Internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our Internet and data revenues. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenues.

Data services. Revenues from our data services increased by 1.4% from NT$9.7 billion in 2003 to NT$9.8 billion (US$0.3 billion) in 2004. This increase was principally due to a slight increase in revenues from our hiLink virtual private network service. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed lease lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators and international leased line service providers, as well as the continued migration of domestic leased line users to asymmetrical digital subscriber line services. The effects of tariff decreases were generally offset by the continued increase in the usage of our leased line services in 2004.

Other

Other revenues comprised 1.4% and 1.7% of our revenues in 2003 and 2004, respectively.

Our other revenues increased by 23.6% from NT$2.6 billion in 2003 to NT$3.2 billion (US$101.1 million) in 2004. This increase in other revenues was primarily due to an increase in revenues from our multimedia on demand services, which were launched in March 2004.

Operating Costs and Expenses

Our operating costs and expenses decreased by 1.0% from NT$126.5 billion in 2003 to NT$125.3 billion (US$3.9 billion) in 2004. This decrease was primarily due to decreases in marketing expenses and depreciation and amortization. As a percentage of revenues, operating costs and expenses decreased from 69.3% in 2003 to 67.7% in 2004.

Costs of Services

Costs of services include personnel expenses, international settlement costs, handset subsidies, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of services increased by 1.0% from NT$59.6 billion in 2003 to NT$60.3 billion (US$1,899 million) in 2004. This increase was principally a result of: (1) an increase in our costs of services, other than personnel expenses, of 3.6% from NT$33.8 billion in 2003 to NT$35.0 billion (US$1,102 million) in 2004, which was primarily due to a NT$1.0 billion increase in interconnection fees among cellular operators and a NT$0.6 billion increase in costs of materials; and (2) a decrease in our personnel expenses, excluding pension costs, of 3.7% from NT$23.3 billion in 2003 to NT$22.5 billion (US$708 million) in 2004, which was primarily due to a decrease of NT$0.8 billion in compensation expense arising under our employee priority share subscription program. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in 2004 was largely due to a decrease in such purchases by our employees compared to 2003.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 3.5% from NT$20.0 billion in 2003 to NT$19.3 billion (US$608 million) in 2004. Our personnel expenses, excluding pension costs, increased by 1.3% from NT$9.5 billion in 2003 to NT$9.6 billion (US$302 million) in 2004. This increase was mainly due to a NT$0.6 billion increase in salaries and bonuses attributable to an increase in the number of marketing personnel, which was partially offset by a decrease of NT$0.4 billion in compensation expense arising under our employee priority share subscription program. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in 2004 was largely due to a decrease in such purchases by our employees compared to 2003. Our marketing expenses, excluding personnel expenses, decreased by 9.3% from NT$9.3 billion in 2003 to NT$8.5 billion (US$267 million) in 2004. This decrease was primarily due to: (1) a NT$1.7 billion decrease in provisions for bad debt due to better collection and stricter credit review of new clients; and (2) a NT$0.7 billion increase in business advertising fees for our cellular, HiNet and asymmetrical digital subscriber line services.

General and Administrative

Our general and administrative expenses decreased by 6.5% from NT$2.7 billion in 2003 to NT$2.5 billion (US$80 million) in 2004. This decrease was primarily due to a decrease of NT$97 million in compensation expense arising under our employee priority share subscription program. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in 2004 was largely due to a decrease in such purchases by our employees compared to 2003.

Research and Development

Our research and development expenses decreased by 4.1% from NT$2.6 billion in 2003 to NT$2.5 billion (US$78 million) in 2004. This decrease was primarily due to a decrease of NT$94 million in compensation expense arising under our employee priority share subscription program. Our research and development expenses decreased as a percentage of our revenues from 1.4% in 2003 to 1.3% in 2004. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in 2004 was largely due to a decrease in such purchases by our employees compared to 2003.

Depreciation and Amortization

Our depreciation and amortization expenses decreased by 2.1% from NT$41.6 billion in 2003 to NT$40.7 billion (US$1,283 million) in 2004. This decrease was due to fewer purchases of new equipment and an increase in equipment retired in 2004 as compared to 2003.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the year ended December 31, 2004
Operating costs and expenses	32.8	1.4	7.7	20.4	16.6	1.7	80.6
Unallocated corporate expenses							4.0

Total operating costs and expenses							84.6

Depreciation and amortization	20.0	0.8	0.7	6.2	12.4	0.5	40.6
Unallocated corporate expenses							0.1

Total depreciation and amortization							40.7

As of and for the year ended December 31, 2003
Operating costs and expenses	32.2	1.9	8.3	20.9	16.7	1.1	81.1
Unallocated corporate expenses							3.8

Total operating costs and expenses							84.9

Depreciation and amortization	22.1	1.3	0.6	5.8	10.8	0.8	41.4
Unallocated corporate expenses							0.2

Total depreciation and amortization							41.6

(1)	Includes cellular and paging services.

Local telephone services

Our local telephone operating expenses, excluding depreciation and amortization, increased by 1.9% from NT$32.2 billion in 2003 to NT$32.8 billion (US$1,033.7 million) in 2004. This increase was primarily due to an increase in our pension costs. Our depreciation and amortization expenses relating to local telephone services decreased by 9.4% from NT$22.1 billion in 2003 to NT$20.0 billion (US$630.1 million) in 2004. The decrease was mainly as a result of the continued reallocation of network equipment originally dedicated to our local telephone services to our asymmetrical digital subscriber line services.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, decreased by 26.7% from NT$1.9 billion in 2003 to NT$1.4 billion (US$43.1 million) in 2004. Our depreciation and amortization expenses relating to domestic long distance telephone services decreased by 37.4% from NT$1.3 billion in 2003 to NT$0.8 billion (US$26.0 million) in 2004. These decreases were primarily due to a decrease in personnel as well as depreciation and amortization expenses allocated to our domestic long distance telephone services as a result of the decline in revenues from this business in 2004 compared to 2003, and a decrease in provisions for bad debt.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, decreased by 7.1% from NT$8.3 billion in 2003 to NT$7.7 billion (US$242.5 million) in 2004. This decrease was principally a result of: (1) a NT$0.3 billion decrease in usage charges as a result of lower international tariffs; and (2) a decrease of NT$0.1 billion in provisions for bad debt. Our depreciation and amortization expenses relating to international long distance telephone services increased by 9.1% from NT$0.6 billion in 2003 to NT$0.7 billion (US$20.8 million) in 2004. This increase was primarily due to an increase in purchases of equipment related to international long distance telephone services.

Wireless Services

Our wireless operating expenses, excluding depreciation and amortization, decreased by 2.5% from NT$20.9 billion in 2003 to NT$20.4 billion (US$640.6 million) in 2004. This decrease was primarily due to a NT$1.7 billion decrease in provisions for bad debt and a NT$0.2 billion decrease in paging costs, partially offset by a NT$0.3 billion increase in personnel expenses as a result of an increase in the number of staff allocated and a NT$0.8 billion increase in interconnection fees paid to other cellular operators. Our depreciation and amortization expenses relating to wireless services increased by 6.2% from NT$5.8 billion in 2003 to NT$6.2 billion (US$195.1 million) in 2004. This increase was primarily due to new purchases of mobile exchanges and asymmetrical digital subscriber line signal transmitters and receivers.

Internet and Data Services

Our Internet and data operating expenses, excluding depreciation and amortization, were relatively constant at NT$16.7 billion and NT$16.6 billion (US$524.9 million) in 2003 and 2004, respectively. Our depreciation and amortization expenses relating to Internet and data services increased by 14.4% from NT$10.8 billion in 2003 to NT$12.4 billion (US$389.4 million) in 2004. This increase was primarily due to an increase in purchases of Internet value-added equipment and asymmetrical digital subscriber line equipment.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased by 7.0% from NT$56.0 billion in 2003 to NT$59.9 billion (US$1,886 million) in 2004. Our operating margin increased from 30.7% in 2003 to 32.3% in 2004.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions)
As of and for the year ended December 31, 2004
Income from operations	5.4	8.4	3.8	32.2	13.5	0.7	64.0
Elimination of intersegment income	(13.3)	1.4	3.0	11.8	(3.2)	0.3	—

	(7.9)	9.8	6.8	44.0	10.3	1.0	64.0

Unallocated corporate expenses							(4.1)

Total income from operations							59.9

As of and for the year ended December 31, 2003
Income from operations	7.5	8.1	3.8	27.8	12.3	0.5	60.0
Elimination of intersegment income	(13.4)	2.1	3.0	12.3	(4.2)	0.2	—

	(5.9)	10.2	6.8	40.1	8.1	0.7	60.0

Unallocated corporate expenses							(4.0)

Total income from operations							56.0

(1)	Includes cellular and paging services.

As a result of the foregoing, in 2003 compared to 2004: (1) operating loss for our local telephone services increased by 34.4% from NT$5.9 billion to NT$7.9 billion (US$248.4 million); (2) operating income for our domestic long distance telephone services decreased by 4.9% from NT$10.2 billion to NT$9.8 billion (US$307.2 billion); (3) operating income for our international long distance telephone services was NT$6.8 billion and NT$6.8 billion (US$215.8 million), respectively; (4) operating income for our wireless services increased by 9.9% from NT$40.1 billion to NT$44.0 billion (US$1,387.7 million); and (5) operating income for our Internet and data services increased by 27.5% from NT$8.1 billion to NT$10.3 billion (US$324.1 million).

Our management evaluates our business segments taking into account internal and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income and Other Expenses

Our other income increased by 23.4% from NT$2.2 billion in 2003 to NT$2.7 billion (US$86 million) in 2004. This increase was primarily due to (1) a NT$270 million increase in income from the sale of scrap materials and (2) a NT$124 million increase in interest income resulting from a combination of a rise in interest rates and our increased cash position.

Our other expenses decreased by 23.9% from NT$0.6 billion in 2003 to NT$0.4 billion (US$13 million) in 2004. This decrease was largely due to a NT$143 million decrease in charitable donations.

Income Tax

Our income tax was NT$10.3 billion in 2003, compared to NT$11.3 billion (US$355 million) in 2004. Our effective tax rate was 17.9% in 2003 and 18.1% in 2004.

Net Income

As a result of the foregoing, our net income increased by 7.6% from NT$47.3 billion in 2003 to NT$50.9 billion (US$1,604 million) in 2004. Our net margin was 25.9% in 2003 and 27.5% in 2004.

Year ended December 31, 2002 compared with year ended December 31, 2003

Revenues

Our revenues increased by 1.7% from NT$179.4 billion in 2002 to NT$182.5 billion in 2003. This increase was primarily due to increases in revenues from our cellular services and our Internet and data services, which were partially offset by a decrease in revenues from our fixed line services.

Fixed Line Services

Fixed line revenues comprised 45.4% and 42.5% of our revenues in 2002 and 2003, respectively. Our fixed line revenues decreased by 4.9% from NT$81.5 billion in 2002 to NT$77.5 billion in 2003.

Local telephone services. Our local telephone revenues decreased by 6.5% from NT$51.8 billion in 2002 to NT$48.4 billion in 2003. This decrease was principally a result of a 15.0% decline in traffic volume from 34.3 billion minutes in 2002 to 29.1 billion minutes in 2003. This decline in traffic volume was primarily due to a migration of non-HiNet Internet subscribers from dial-up to broadband Internet access, the continued traffic migration from fixed line services to broadband and cellular services, and increasing market competition. This decline in traffic volume was partially offset by a 3.2% increase in average local usage fees, reflecting a decrease in the number of users of our discounted Internet tariff package. Our local interconnection revenues increased by NT$0.2 billion between these two periods because of an increase in interconnection minutes with other fixed line operators.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 4.1% from NT$14 billion in 2002 to NT$13.4 billion in 2003. This decrease was mainly due to a decrease in traffic volume from 6.8 billion minutes in 2002 to 6.2 billion minutes in 2003. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to broadband and cellular services and increased competition from other fixed line operators.

International long distance telephone services. Our international long distance telephone revenues were NT$15.7 billion and NT$15.7 billion in 2002 and 2003, respectively. Although our international long distance calls increased by 29.9% between 2002 and 2003, the average usage fees declined by 21.5% as a result of increases in our sales of promotional packages and wholesale minutes, which were generally offered at discounted rates. Our international settlement revenues decreased by 8.5% from NT$4.2 billion in 2002 to NT$3.8 billion in 2003. This decrease was primarily due to the continued decline in international settlement rates.

Wireless Services

Wireless revenues comprised 35.7% and 36.6% of our revenues in 2002 and 2003, respectively. Our wireless revenues increased by 4.4% from NT$64.0 billion in 2002 to NT$66.8 billion in 2003. Our cellular services grew as a percentage of our revenues from 35.1% in 2002 to 36.3% in 2003. Our paging services decreased as a percentage of our revenues from 0.6% in 2002 to 0.3% in 2003.

Cellular services. Our cellular services revenues increased by 5.3% from NT$62.9 billion in 2002 to NT$66.2 billion in 2003. This increase was mainly a result of a 11.4% increase in the number of cellular subscribers from 7.4 million as of December 31, 2002 to 8.3 million as of December 31, 2003, as well as an increase in outgoing traffic volume from 7.0 billion minutes in 2002 to 7.7 billion minutes in 2003. The increases in the number of subscribers and traffic volume were driven largely by increasing penetration of cellular services, the traffic migration from fixed line services to cellular services as cellular services become more widely adopted in Taiwan, and our continued offering of handset subsidies. The effects of these increases were partially offset by a decrease in minutes of usage per user.

Paging services. Our paging revenues decreased by 43.8% from NT$1.1 billion in 2002 to NT$0.6 billion in 2003. This decrease was primarily due to a 47.5% decrease in the number of paging subscribers resulting from the continued customer migration to cellular services, as cellular services become more widely adopted in Taiwan.

Internet and Data Services

Internet and data revenues comprised 17.4% and 19.5% of our revenues in 2002 and 2003, respectively. Our Internet and data revenues increased by 14.0% from NT$31.2 billion in 2002 to NT$35.6 billion in 2003. This increase was principally due to increases in revenues attributable to our Internet services, which were partially offset by decreases in our revenues from data services.

Internet services. Our revenues attributable to Internet services increased by 24.7% from NT$20.8 billion in 2002 to NT$25.9 billion in 2003. This increase was largely due to an increase in the number of our asymmetrical digital subscriber line subscribers from 1.7 million as of December 31, 2002 to 2.4 million as of December 31, 2003. This increase was also due to a 7.0% increase in the number of our HiNet subscribers from 3.3 million as of December 31, 2002 to 3.6 million as of December 31, 2003. Calls to HiNet are recorded as part of our Internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our Internet and data revenue. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenue.

Data services. Revenues from our data services decreased by 7.3% from NT$10.4 billion in 2002 to NT$9.7 billion in 2003. A substantial portion of our data revenues was derived from our leased line services. Despite increased demand for higher speed leased lines, our leased line tariffs have declined significantly due to competition from other fixed line operators and international leased line service providers and a migration of domestic leased line users to asymmetrical digital subscriber line services. The effects of these tariff decreases in 2003 were partially offset by increases in the usage of our leased line services.

Other

Other revenues comprised 1.5% and 1.4% of our revenues in 2002 and 2003, respectively.

Our other revenues decreased by 3.8% from NT$2.7 billion in 2002 to NT$2.6 billion in 2003. This decrease in other revenues was primarily due to a decline in revenues from sales of telephone-directory advertising, as well as revenues from billing handling services.

Operating Costs and Expenses

Our operating costs and expenses increased by 2.3% from NT$123.7 billion in 2002 to NT$126.5 billion in 2003. This increase was primarily due to increases in our costs of services, depreciation and amortization expenses and research and development expenses. As a percentage of revenues, operating costs and expenses increased from 69.0% in 2002 to 69.3% in 2003.

Costs of Services

Costs of services include personnel expenses, international settlement costs, handset subsidies, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of services increased by 2.6% from NT$58.1 billion in 2002 to NT$59.6 billion in 2003. Our personnel expenses, excluding pension costs, increased by 6.2% from NT$22.0 billion in 2002 to NT$23.3 billion in 2003. This increase was primarily due to: (1) a NT$0.9 billion increase in compensation expense arising under our employee priority share subscription program; and (2) a NT$0.2 billion increase in healthcare expenses relating to increases in healthcare rates for our employees and their families.

Our other costs of services increased by 0.2% from NT$33.7 billion in 2002 to NT$33.8 billion in 2003, primarily as a result of increases in cellular handset subsidies and interconnection fees between cellular operators, which was partially offset by decreases in international settlement payments and rental payments for international telephone lines.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 0.9% from NT$20.2 billion in 2002 to NT$20.0 billion in 2003. Our personnel expenses, excluding pension costs, increased by 16.1% from NT$8.1 billion in 2002 to NT$9.5 billion in 2003. This increase was mainly due to: (1) a NT$0.8 billion increase in personnel expenses, including salaries and bonuses, attributable to recruitment of new staff; and (2) a NT$0.6 billion increase in compensation expenses arising under our employee priority share subscription program. Our marketing expenses, excluding personnel expenses, decreased by 14.9% from NT$11.0 billion in 2002 to NT$9.3 billion in 2003. This decrease was primarily due to a NT$1.7 billion decline in provisions for bad debt as a result of improvements of our customer credit control.

General and Administrative

Our general and administrative expenses were NT$2.7 billion and NT$2.7 billion in 2002 and 2003, respectively.

Research and Development

Our research and development expenses increased by 6.3% from NT$2.4 billion in 2002 to NT$2.6 billion in 2003. This increase was primarily due to a NT$125 million increase in the compensation expense arising under our employee priority share subscription program.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 3.2% from NT$40.3 billion in 2002 to NT$41.6 billion in 2003. This increase was due to equipment purchases relating to the expansion of our global system for mobile communications network.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions)
As of and for the year ended December 31, 2003
Operating costs and expenses	32.2	1.9	8.3	20.9	16.7	1.1	81.1
Unallocated corporate expenses							3.8

Total operating costs and expenses							84.9

Depreciation and amortization	22.1	1.3	0.6	5.8	10.8	0.8	41.4
Unallocated corporate expenses							0.2

Total depreciation and amortization							41.6

As of and for the year ended December 31, 2002
Operating costs and expenses	32.2	2.1	9.1	20.7	14.6	0.7	79.4
Unallocated corporate expenses							4.0

Total operating costs and expenses							83.4

Depreciation and amortization	23.1	1.3	0.5	5.6	8.8	0.8	40.1
Unallocated corporate expenses							0.2

Total depreciation and amortization							40.3

(1)	Includes cellular and paging services.

Local telephone services

Our local telephone operating expenses, excluding depreciation and amortization, were NT$32.2 billion and NT$32.2 billion in 2002 and 2003, respectively. Our depreciation and amortization expenses relating to local telephone services decreased by 4.4% from NT$23.1 billion in 2002 to NT$22.1 billion in 2003. The decrease was mainly due to a decrease in depreciation and amortization expenses resulting from the reallocation of network equipment that was originally dedicated to our local telephone services to our asymmetrical digital subscriber line services.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, decreased by 12.4% from NT$2.1 billion in 2002 to NT$1.9 billion in 2003. This decrease was primarily due to a NT$0.1 billion decrease in personnel costs resulting from a decline in the number of employees after organizational restructuring and a NT$0.2 billion decrease in provisions for bad debt. Our depreciation and amortization expenses relating to domestic long distance telephone services were NT$1.3 billion and NT$1.3 billion in 2002 and 2003, respectively.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, decreased by 8.5% from NT$9.1 billion in 2002 to NT$8.3 billion in 2003. This decrease was primarily due to a

NT$0.9 billion decrease in international settlement payments and a NT$0.1 billion increase in roaming charges resulting from increased traffic volume in international long distance telephone services. Our depreciation and amortization expenses relating to international long distance telephone services increased by 12.0% from NT$0.5 billion in 2002 to NT$0.6 billion in 2003. This increase was primarily due to equipment purchases relating to international long distance telephone services.

Wireless Services

Our wireless operating expenses, excluding depreciation and amortization, increased by 0.9% from NT$20.7 billion in 2002 to NT$20.9 billion in 2003. This increase was primarily due to: (1) a NT$0.3 billion increase in personnel costs; (2) a NT$0.6 billion increase in interconnection fees between cellular operators resulting from increased mobile phone services; (3) a NT$0.9 billion increase in handset subsidies attributable to the increased number of customers; and (4) a NT$0.2 billion increase in research and development expenses; partially offset by (1) a NT$1.5 billion decrease in provisions for bad debt; and (2) a NT$0.3 billion decrease in paging costs. Our depreciation and amortization expenses relating to wireless services increased by 4.2% from NT$5.6 billion in 2002 to NT$5.8 billion in 2003. This increase was primarily due to the increase in depreciation costs attributable to new purchases of mobile exchanges and asymmetrical digital subscriber line signal transmitters and receivers.

Internet and Data Services

Our Internet and data operating expenses, excluding depreciation and amortization, increased by 14.7% from NT$14.6 billion in 2002 to NT$16.7 billion in 2003. This increase was primarily due to: (1) a NT$0.3 billion increase in personnel costs resulting from the continued expansion of our asymmetrical digital subscriber line business; (2) a NT$0.3 billion increase in compensation expense arising under our employee priority share subscription program; (3) a NT$0.1 billion increase in franchise fees and provisions for bad debt; (4) a NT$0.1 billion increase in marketing expenses and commissioning fees; and (5) a NT$1.1 billion increase in resource sharing expenses resulting from our expansion of our asymmetrical digital subscriber line business. Our depreciation and amortization expenses relating to Internet and data services increased by 22.1% from NT$8.8 billion in 2002 to NT$10.8 billion in 2003. This increase was primarily due to a NT$0.1 billion increase in depreciation and amortization expenses attributable to an increase in purchases of Internet value-added services equipment and a NT$1.9 billion increase in depreciation and amortization expenses resulting from an increased use of asymmetrical digital subscriber line equipment and broadband services.

Operating Income and Operating Margin

As result of the foregoing, our operating income increased by 0.5% from NT$55.7 billion in 2002 to NT$56.0 billion in 2003. Our operating margin decreased from 31.1% in 2002 to 30.7% in 2003.

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

As a result of the foregoing, in 2002 compared to 2003: (1) operating loss for our local telephone services increased by 67.0% from NT$3.5 billion to NT$5.9 billion; (2) operating income for our domestic long distance telephone services decreased by 2.9% from NT$10.6 billion to NT$10.2 billion; (3) operating income for our international long distance telephone services increased by 10.9% from NT$6.1 billion to NT$6.8 billion; (4) operating income for our wireless services increased by 6.4% from NT$37.7 billion to NT$40.1 billion; and (5) operating income for our Internet and data services increased by 3.4% from NT$7.8 billion to NT$8.1 billion.

Our management evaluates our business segments taking into account internal and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income and Other Expenses

Our other income decreased by 11.3% from NT$2.5 billion in 2002 to NT$2.2 billion in 2003. The decrease in our other income was primarily due to a NT$307 million decrease in penalties paid by cellular subscribers for early termination in 2003 compared to 2002.

Our other expenses decreased by 56.0% from NT$1.3 billion in 2002 to NT$0.6 billion in 2003. This decrease was largely due to: (1) a NT$224 million decrease in foreign exchange loss; (2) a NT$232 million decrease in long-term equity investment loss recognized by the equity method; (3) a NT$143 million decrease in interest expenses of long-term and short-term borrowings; and (4) a NT$124 million decrease in casualty losses.

Income Tax

Our income tax was NT$12.8 billion in 2002, compared to NT$10.3 billion in 2003. Our effective tax rate was 22.6% in 2002 and 17.9% in 2003. The lower effective tax rate in 2003 was largely due to a NT$2.3 billion increase in investment credits.

Net Income

As a result of the foregoing, our net income increased by 7.3% from NT$44.1 billion in 2002 to NT$47.3 billion in 2003. Our net margin was 24.6% in 2002 and 25.9% in 2003.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2002	2003	2004
	(in billions)
	NT$	NT$	NT$	US$
Net cash provided by operating activities	91.3	93.6	91.6	2.9
Net cash used in investing activities	(55.3)	(32.2)	(32.4)	(1.0)
Net cash used in financing activities	(33.0)	(55.5)	(43.4)	(1.4)
Net increase in cash and cash equivalents	3.0	5.9	15.8	0.5
Cash and cash equivalents at beginning of period	4.6	7.6	13.5	0.4
Cash and cash equivalents at end of period	7.6	13.5	29.3	0.9

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient for our present requirements.

In 2004, our net cash provided by operating activities totaled NT$91.6 billion (US$2.9 billion), compared with NT$93.6 billion in 2003. This decrease was primarily due to a decrease of NT$5.3 billion in accrued pension liabilities, partially offset by an increase of NT$3.6 billion in net income. In 2003, our net cash provided by operating activities totaled NT$93.6 billion compared with NT$91.3 billion in 2002. This increase was primarily due to a NT$3.2 billion increase in net income.

Historically, net cash provided by operating activities has been sufficient to cover our capital expenditures, including the ongoing expansion and modernization of our networks. Our net cash used in investing activities increased from NT$32.2 billion in 2003 to NT$32.4 billion (US$1.0 billion) in 2004, principally as a result of a NT$9.1 billion increase in purchases and sales of short-term investments and a NT$0.5 billion increase in acquisition of investments in unconsolidated companies, offset by a NT$9.4 billion decrease in acquisition of property, plant and equipment. Our net cash used in investing activities decreased from NT$55.3 billion in 2002 to NT$32.2 billion in 2003, primarily due to a NT$11.0 billion decrease in acquisition of property, plant and equipment compared to 2002, offset by our one-time NT$10.2 billion payment to the government in March 2002 for our third generation cellular services concession.

In 2004, our net cash used in financing activities totaled NT$43.4 billion (US$1.4 billion), which reflected NT$43.4 billion of payment of dividends during that period. In 2003, our net cash used in financing activities totaled NT$55.5 billion, primarily due to NT$38.6 billion of payment of dividends and a NT$17.0 billion payment of long-term loans during that period. In 2002, our net cash used in financing activities totaled NT$33.0 billion, which primarily reflected NT$33.8 billion of payment of dividends during that period.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations.

In future years, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our networks combined with anticipated outlays for the introduction of new services, including our third generation cellular services. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, planned dividend payments, repay debts and fulfill other commitments over the next 12 months.

As of December 31, 2004, our primary source of liquidity was NT$29.3 billion (US$0.9 billion) of cash and cash equivalents. Our long-term loans are revolving facilities with a term of three or five years. We are not subject to any covenants under any of our long-term loan facilities.

In 1995, we and several other utilities in Taiwan that are controlled by the Republic of China government contributed to a fund that allows each of these utilities to borrow funds on an interest-free basis, up to the amount such utility contributed, for the purpose of pipeline construction in connection with its business. As of December 31, 2004, we have contributed NT$2.0 billion to this fund, and are not required to make any additional contributions in the future. As of December 31, 2004, we had total outstanding borrowings of NT$0.7 billion from this fund (including NT$0.2 billion due within one year). We are not required to provide any collateral to secure these borrowings.

We have a revolving credit facility with a term of one year. As of December 31, 2004, we had not made any drawdowns under this facility. We are not subject to any covenants for borrowings under this facility. In the past, we had from time to time issued commercial paper to fund our working capital needs. As of December 31, 2004, all of our commercial paper had been repaid. We may issue commercial paper in the future for our short-term cash requirements.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Capital Expenditures

The following table sets forth a summary of our capital expenditures, according to our principal lines of business, for the periods indicated.

	For the Year ended December 31,
	2002		2003		2004
	(in billions of NT$, except percentages)
Capital Expenditures
Fixed line	21.3	49.4%	9.3	28.8%	5.0	22.0%
Cellular	4.8	10.9	7.9	24.6	5.5	24.1
Internet and data	16.0	36.9	14.3	44.3	11.6	50.6
Others	1.2	2.8	0.7	2.3	0.8	3.3

Total capital expenditures	43.3	100.0%	32.2	100.0%	22.9	100.0%

The following table sets forth a summary of our planned capital expenditures, according to our principal lines of business, for the year ending December 31, 2005.

	For the Year ending December 31, 2005
	(in billions of NT$, except percentages)
Capital Expenditures
Fixed line	4.9	21.5%
Cellular	4.3	19.0
Internet and data	12.7	55.9
Others	0.8	3.6

Total capital expenditures	22.7	100.0%

We expect fixed line investments to account for an increasingly smaller portion of our capital expenditures, and we expect cellular and Internet and data investments to account for an increasingly larger portion of our capital expenditures. We expect to incur aggregate expenses of NT$12.0 billion in connection with the construction of our third generation cellular network, which will include approximately 2,800 base stations and has a planned capacity for 2.4 million lines. Of these expected aggregate expenses of NT$12.0 billion, we incurred expenses of NT$4.6 billion and NT$3.3 billion in 2003 and 2004, respectively. We expect to incur another NT$1.9 billion of expenses in 2005.

We expect our total capital expenditures to rise in future periods, because of: (1) the launch of new businesses, including multimedia on demand, asymmetrical digital subscriber line, fiber-to-the-building services, voice over Internet protocol and third generation cellular telephone services; (2) the implementation of a network modernization program, including the planned migration of our fixed line networks to Internet protocol next generation networks; and (3) the need to replace outdated equipment.

Inflation/Deflation

We do not believe that deflation or inflation in Taiwan has had a material impact on our results of operations.

Recent Accounting Pronouncements

In December 2004, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after January 1, 2006, and prior period awards that are modified, repurchased, or cancelled after January 1, 2006. There is no impact on us as a result of this standard as we do not currently issue stock options to our employees or others.

C. Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2002, 2003 and 2004, our research and development expenses excluding depreciation and amortization were approximately NT$2.4 billion, NT$2.6 billion and NT$2.5 billion (US$0.1 billion), respectively, or 1.4%, 1.4% and 1.3% of our revenues, respectively.

We currently have more than 1,399 researchers focusing on the following areas:

•	wireless communication;

•	broadband transmission and access;

•	Internet and multimedia applications;

•	network operation support;

•	customer service information;

•	advanced technologies research; and

•	customer premises equipment.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our asymmetrical digital subscriber line deployment, Internet-based call center, e-commerce platform, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of December 31, 2004, we have been granted 220 domestic patents and 16 foreign patents.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2004.

	Total	2005	2006	2007	2008	After 2008
	(in billions of NT$)
Contractual Obligations
Long-term debt	0.7	0.2	0.2	0.3	—	—
Operating leases	3.3	1.2	1.0	0.7	0.3	0.1

As of December 31, 2004, we had remaining commitments under non-cancelable contracts with various parties as follows: (1) acquisition of lands and buildings of NT$3.4 billion and (2) acquisition of telecommunications equipment of NT$12.1 billion.

G. Foreign Exchange

Our revenues and costs and expenses are largely denominated in NT dollars. Our principal expenses denominated in foreign currencies are capital expenditures on telecommunications equipment and settlement payments for the use of networks of carriers in foreign countries for outgoing international calls. Settlement receipts have been a principal source of foreign currency for us. While future fluctuations of the NT dollar against foreign currencies could impact our financial condition and results of operations, we have not to date been materially affected by the fluctuation of the NT dollar against foreign currencies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors, supervisors and executive officers and such person’s position as of March 31, 2005. There is no family relationship among any of these persons. All of our directors and supervisors were elected at our annual general shareholders’ meeting held on June 25, 2004 and have terms from June 25, 2004 to June 24, 2007.

Name	Age	Position	Tenure with us
Tan Ho Chen	55	Chairman and Chief Executive Officer	2 years
Shyue-Ching Lu	56	Director and President	27 years
Oliver F.L. Yu	59	Director	3 years
Yu-Huei Jea	62	Director	7 years
Jeng-Tsuen Liaw	62	Director	1 year
Yen-Pin Wang	56	Director	1 year
Chiu-Kuei Huang	51	Director	2 years
Lo-Ming Chung	54	Director	2 years
Chien-Cheng Lin	48	Director	1 year
Jing-Twen Chen(1)	51	Director	4 years
Zse-Hong Tsai(1)	44	Director	3 years
Joyce H.Y. Jen(1)	48	Director	1 year
Shih-Peng Tsai	56	Director	32 years
Yauh-Hong Lin	50	Director	26 years
Yen-Chung Lu	51	Director	28 years
Judy Fu-meei Ju	48	Supervisor	3 years
Ming-Daw Chang	52	Supervisor	2 years
Yu-Hsien Lin	48	Supervisor	2 years
Yeong-Chwan Hwang	50	Supervisor	6 years
Feng-Hsiung Chang	60	Senior Vice President	35 years
Chin-Yi Yue	62	Senior Vice President	38 years
Hank Han-Chao Wang	55	Chief Financial Officer and Senior Vice President	30 years
John C.C. Hsueh	59	Executive Vice President	33 years
Chun-Ming Hsieh	60	Executive Vice President	36 years
Dian-Yin Lin	63	Executive Vice President	35 years
Shaio-Tung Chang	58	Executive Vice President	35 years
Cheng-Tsun Chiang	57	Executive Vice President	33 years
Lai-Shi Chang	61	Executive Vice President	33 years

(1)	Independent director.

Tan Ho Chen is our Chairman and Chief Executive Officer. Mr. Ho Chen is also currently an Executive Officer of The National Land Policy Advisory Committee, Office of the President, Republic of China. Mr. Ho Chen was the Executive Vice Minister of the Ministry of Transportation and Communications from 2000 to 2001. Mr. Ho Chen holds a Master’s degree in regional and urban planning from Virginia Polytechnic Institute & State University and a Bachelor’s degree in civil engineering from the National Chung-Hsing University in Taiwan and studied urban planning while on a Humphrey Fellowship at Hunter College in New York.

Shyue-Ching Lu is a director and the President of our company. Dr. Lu was the Director General of the Department of Posts and Communications of the Ministry of Transportation and Communications from 1993 to 1994 and the Deputy Director General of the Directorate General of Telecommunications from 1994 to 1996. Dr. Lu holds a Ph.D. degree in electrical engineering from the University of Hawaii and a Bachelor’s degree in engineering from the National Cheng Kung University in Taiwan.

Oliver F.L. Yu is a director of our company. Mr. Yu is also currently the Vice Minister of the Ministry of Transportation and Communications. Mr. Yu was the Director of Kaohsiung Harbor Bureau from 1996 to 2001 and the Director General of Civil Aeronautics Administration, Ministry of Transportation and Communications from 2001 to 2002. Mr. Yu holds a Master of Business Administration degree from the Institute of Management Science, National Chiao Tung University and a Bachelor’s degree in transportation and communications management science from the National Cheng Kung University in Taiwan.

Yu-Huei Jea is a director of our company. Dr. Jea is also a Senior Counselor of the Ministry of Transportation and Communications. Dr. Jea was the Director General of the Department of Posts and Telecommunications from 1994 to 1996 and the Director General of the Directorate General of Telecommunications from 1996 to 1997. Dr. Jea holds a Ph.D. degree from the University of Texas at Austin.

Jeng-Tsuen Liaw is a director of our company. Mr. Liaw is also a Director of Personnel Department, the Ministry of Transportation and Communications. He was the Director General of the Department of Manpower of Central Personnel Administration, Executive Yuan from 1995 to 2001. He graduated from the Department of Public Administration and Policy at the National Chung-Hsing University in Taiwan. His specialty field is human resources management.

Yen-Pin Wang is a director of our company. Ms Wang is also the Deputy Director of the Department of General Affairs of the Ministry of Transportation and Communications. She holds a Master’s degree from the National Cheng-Chi University in Taiwan.

Chiu-Kuei Huang is a director of our company. Ms. Huang is also currently the Director of Labor Relations, Department of the Council of Labor Affairs. Ms. Huang was the Director of the Labor Condition Department from 2002 to 2003. She graduated from the Institute of Labor Science, Chinese Culture University, with a Master’s degree.

Lo-Ming Chung is a director of our company. Mr. Chung is also currently the chief financial officer of China Steel Corporation. He holds a Master of Business Administration degree from Arizona State University and a Bachelor’s degree from National Taiwan University.

Chien-Cheng Lin is a director of our company. Since 1991, Dr. Lin has been a Professor of the Department of Materials Science and Engineering, National Chiao Tung University. He is also the Dean of General Affairs at the National Chiao Tung University. He holds a Ph.D. degree in materials science and engineering from the University of Illinois at Urbana-Champaign, a Bachelor of Science degree in mechanical engineering from the National Taiwan University, and a Master of Science degree in materials science and engineering from the National Sun Yat-Sen University in Taiwan.

Jing-Twen Chen is a director of our company. Dr. Chen is also a Professor at the Department of Finance of the National Central University in Taiwan. Dr. Chen holds a Ph.D. degree in finance from the National Taiwan University of Science and Technology.

Zse-Hong Tsai is a director of our company. Dr. Tsai is also currently a Professor of Electrical Engineering at the National Taiwan University. His research interest includes broadband networking, performance evaluation and telecommunication regulations. Dr. Tsai holds a Ph.D. degree and a Master of Science degree in electrical engineering from the University of California, and a Bachelor of Science degree in electrical engineering from the National Taiwan University.

Joyce H.Y. Jen is a director of our company. Ms. Jen is the founder and a senior partner of Serenity Law Office. She graduated from the National Taiwan University with Bachelor’s and Master’s degrees in law. She also studied at the Law School of University College London, Great Britain, and the University of Wisconsin. She specializes in commercial law, business law and corporate transactions, construction and public contracts law, intellectual property law and real estate law.

Shih-Peng Tsai is a director of our company. Mr. Tsai is also currently a representative of Member’s Convention, Chunghwa Telecom Workers Union and serves as Manager of our SeeKoo Service Center. Mr. Tsai graduated from Ta Tung Junior Technological College of Commerce in Taiwan.

Yauh-Hong Lin is a director of our company. Mr. Lin is also currently a representative of Member’s Convention, Chunghwa Telecom Workers Union and serves as Technical Assistant at Network Department of our Central Taiwan Business Group. Mr. Lin graduated from the Kuang Hwa Vocational High School of Technology in Taiwan.

Yen-Chung Lu is a director of our company. Mr. Lu is also currently a Standing Director of Chunghwa Telecom Workers’ Union and serves as Assistant Engineer at Network Department of our company. He has over 20 years of work experience in the Network Department. Mr. Lu graduated from the Department of Public Administration and Policy at the National Chung-Hsing University in Taiwan.

Judy Fu-meei Ju is a supervisor of our company. Ms. Ju also serves as the Third Department Director General of the Executive Yuan and as a public prosecutor in the Taiwan Superior Court Prosecutor’s Office. Ms. Ju holds a Ph.D. degree in law from the National Taiwan University.

Ming-Daw Chang is a supervisor of our company. Mr. Chang is currently the Deputy Director General of Examination Bureau of Financial Supervisory Commission. Mr. Chang has worked for MOF since 1985, BOMA since 1991 and BOE since 2004. Mr. Chang holds a Master’s degree in law from the Law Department of the Chinese Culture University in Taiwan.

Yu-Hsien Lin is a supervisor of our company. Mr. Lin is currently the Director of the Department of Accounting of the Ministry of Transportation and Communications. Mr. Lin was previously the Director of General Affairs of Directorate General of Budget, Accounting & Statistics, the Executive Yuan. Mr. Lin holds a master degree in Statistics from the National Chung-Hsing University in Taiwan.

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

Chin-Yi Yue is a Senior Vice President of our company. Mr. Yue is also a supervisor to the International Telecommunications Development Corp. Mr. Yue served as Vice President for our Long Distance and Mobile Division from 1996 to 2000. Mr Yue was also a Vice President of our company and the manager of Han-Tong Branch from 2002 to 2004. Mr. Yue holds a Master’s degree in electrical engineering from the National Taiwan University.

Hank Han-Chao Wang is the Chief Financial Officer and a Senior Vice President of our company. Mr. Wang is also a supervisor of Siemens Telecommunication System Limited and Chunghwa Investment Co., Ltd. Mr. Wang served as the Senior Managing Director of the Finance Department of our company from 2001 to 2005 and has a total working experience of 30 years in our company. Mr. Wang holds a Master’s Degree in management science from the National Chiao Tung University in Taiwan.

John C.C. Hsueh is an Executive Vice President of our company. Dr. Hsueh served as Vice President of our Northern Taiwan Business Division from 1996 to 1998 and as President of our Telecommunications Laboratories from 1998 to 2000. Dr. Hsueh holds a Ph.D. degree in electrical engineering and computer science from Northwestern University.

Chun-Ming Hsieh is an Executive Vice President of our company. Mr. Hsieh served as Deputy Managing Director of the Central Taiwan Telecommunications Administration from 1994 to 1996 and Vice President from 1996 to 2004. Mr. Hsieh holds a Bachelor’s degree in electrical engineering from the National Cheng-Kung University and a Master’s degree in management science from the National Chiao Tung University, both in Taiwan.

Dian-Yin Lin is an Executive Vice President of our company. Ms. Lin served as a Vice President of our company and a Vice Manager of our Northern Branch from 1999 to 2004. Ms. Lin has served for our company for 35 years. Ms. Lin holds a Bachelor’s degree in electrical engineering from the National Cheng Kung University in Taiwan.

Shaio-Tung Chang is an Executive Vice President of our company. Mr. Chang is also a director of Chunghwa Investment Co., Ltd. Mr. Chang was the general manager of our Marketing Department from 1996 to 2001. Mr. Chang holds a Master of Business Administration degree from the National Chiao Tung University in Taiwan.

Cheng-Tsun Chiang is an Executive Vice President of our company. Mr. Chiang served as the Managing Director for our Network Department from 1999 to 2001. Mr. Chiang holds a Master’s degree from Feng Chia University in Taiwan.

Lai-Shi Chang is an Executive Vice President of our company. Mr. Chang was the President of our Telecommunication Training Center from 2002 to 2005. Mr. Chang has served in our company for 33 years. Mr. Chang holds a Ph.D degree in electrical engineering from the National Chiao Tung University in Taiwan.

B. Compensation

Our directors and supervisors currently do not receive any compensation in their capacities as such, although they may be reimbursed certain expenses incurred in the performance of their services in accordance with certain administrative directives and rules. The aggregate amount of compensation that we paid to our directors, supervisors and executive officers for services performed as our directors, supervisors, officers or employees was NT$30.2 million, NT$27.9 million and NT$33.2 million (US$1.1 million) in 2002, 2003 and 2004, respectively. None of our directors receives any benefits upon expiration of his or her service as director. Under our articles of incorporation, in the event we are privatized, the compensation of our directors and supervisors may not exceed 0.2% of our distributable earnings and may be approved only by a validly convened shareholders’ meeting.

The following table lists the total compensation paid to each of our directors, supervisors and executive officers in 2004.

Name	Position	Total Compensation (in NT$thousands)
Tan Ho Chen	Chairman and Chief Executive Officer	2,560
Shyue-Ching Lu	Director and President	2,501
Oliver F.L. Yu	Director	98
Yu-Huei Jea	Director	82
Jeng-Tsuen Liaw	Director	56
Yen-Pin Wang	Director	56
Chiu-Kuei Huang	Director	98
Lo-Ming Chung	Director	78
Chien-Cheng Lin	Director	56
Jing-Twen Chen	Director	90
Zse-Hong Tsai	Director	98
Joyce H.Y. Jen	Director	76
Shih-Peng Tsai	Director	1,492
Yauh-Hong Lin	Director	1,112
Yen-Chung Lu	Director	1,313
Judy Fu-meei Ju	Supervisor	98
Ming-Daw Chang	Supervisor	98
Yu-Hsien Lin	Supervisor	56
Yeong-Chwan Hwang	Supervisor	98
Feng-Hsiung Chang	Senior Vice President	2,118
Chin-Yi Yue	Senior Vice President	2,116
Cheng-Chang Chen	Secretary General and Senior Vice President	2,118
John C.C. Hsueh	Executive Vice President	2,121
Jui-Hsiung Chen	Executive Vice President	2,118
Cheng-Tsun Chiang	Executive Vice President	2,182
Chun-Ming Hsieh	Executive Vice President	2,166
Shaio-Tung Chang	Executive Vice President	2,124
Yen-Sung Lee	Executive Vice President	2,125
Dian-Yin Lin	Executive Vice President	1,336
Tse-Min Chen (retired in July 2004)	Chief Accounting Officer	1,328
Cheng-Kann Wu	Chief Accounting Officer	1,234

C. Board Practices

All of our directors were elected in June 2004 for a term of three years. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Our articles of incorporation provide for a 15-member board of directors. Three independent directors were elected during our annual general shareholders’ meeting held on June 25, 2004. The Law Governing Administration of State-Owned Enterprises requires that at least one fifth of the directors of each state-owned company that are designated by the government must be labor union representatives.

Our articles of incorporation provide that we should have four supervisors. In accordance with the Republic of China Company Law, our supervisors are elected by our shareholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements prepared by the board of directors prior to the annual general shareholders’ meeting, calling of and giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our articles of incorporation or the resolutions adopted by our shareholders.

In the event preferred shares are outstanding, the holder of these preferred shares will be entitled to appoint one director and one supervisor. Under the Telecommunications Act of the Republic of China, the preferred shares may only be issued to the Ministry of Transportation and Communications. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Preferred Shares.”

Under the Republic of China Company Law, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Except for our three independent directors, all of our directors and supervisors are representatives of the Ministry of Transportation and Communications.

The business address of our directors, supervisors and executive officers is the same as our registered address.

Our audit committee was established in September 2004 and is comprised of our three independent directors: Joyce H.Y. Jen, Dr. Jing-Twen Chen and Dr. Zse-hong Tsai. Our audit committee is responsible for overseeing: (i) the review of and discussion with management regarding our financial statements and other financial reports and disclosure; (ii) the appointment of our principal accounting firm and approval of non-audit services provided by the principal accounting firm; (iii) the review and assessment of our internal control policy, procedures and functions; (iv) assisting management and our principal accounting firm to resolve any difficulties encountered in the course of audit work; (v) our compliance with legal and regulatory requirements impacting our financial reporting; (vi) the review and approval of procedures relating to major financial actions and related party transactions; and (vii) the assessment and management of our existing and potential risk exposure. Our board of directors has concluded that Dr. Jing-Twen Chen is our audit committee financial expert.

In addition to our audit committee, we also have a corporate strategy committee and drafting committee. Our corporate strategy committee is composed of five directors and is responsible for reviewing and advising on the budgets, capital requirements, financial forecasts, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting. Our drafting committee is composed of three directors and is responsible for reviewing proposals to be considered by the board of directors in advance of the board of directors meeting. Approved proposals will be reported, discussed and resolved at the subsequent board of directors meeting.

In November 2003, the Securities and Exchange Commission approved changes to the New York Stock Exchange’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by New York Stock Exchange-listed U.S. companies under the New York Stock Exchange’s listing standards. A copy of the significant differences between our corporate governance practices and New York Stock Exchange corporate governance rules applicable to U.S. companies is available on our website http://www.cht.com.tw. The information contained on our website is not a part of this annual report.

D. Employees

All of our employees are located in Taiwan and all are employed on a full-time basis. As of December 31, 2004, approximately 65.2% of our employees had university, graduate or post-graduate degrees. We intend to improve our operational efficiency by reducing personnel costs. We offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2001, which resulted in a reduction in our workforce of 6,480 employees, or approximately 20% of our total workforce before the implementations of these voluntary retirement programs. In addition, we offered voluntary retirement programs on July 1, 2003, May 1, 2004 and February 1, 2005, which resulted in reductions of 181, 486 and 422 employees, respectively. According to our current internal preliminary estimate, based on our employees’ years of service, age and current retirement regulations, more than 4,000 of our employees may choose to retire upon the completion of our privatization. However, if the relevant Republic of China law is changed or interpreted to permit these employees to continue their employment with us but enjoy monthly pension payments from the Republic of China government, we estimate that only 400 employees may choose to retire upon the completion of our privatization.

	As of December 31,
	2002	2003	2004
Employees
Technical	15,888	15,722	15,367
Operations	11,090	11,391	11,293
Administrative	1,991	1,959	1,858

Total	28,969	29,072	28,518

As of December 31, 2004, approximately 99% of our employees were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees.

We strive to have good communication with our employees and labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees. We continually enhance our communication with our employees as well as aggressively negotiate the collective agreement with our labor union in order to achieve the benefits of privatization. Furthermore, following our failure to sign the collective agreement proposed by the labor union, the union resolved on December 5, 2004 to hold strikes at anytime before our privatization. In anticipation of this ADS offering, the labor union held a strike on May 17, 2005, which did not result in any work stoppage or business disruption. The labor union has threatened to conduct another strike on July 1, 2005. We have set up our business contingency unit with well-equipped facilities and supporting staff to ensure the quality of services and continuity of business during any strike or work stoppage. In addition, we have sought support from other administration authorities and tried to facilitate our internal communications with the union and the employees so as to address their concerns about the privatization. We will continue to try to negotiate with our labor union and protect the rights and benefits of our employees with regard to privatization by proposing related plans and obtaining the support of the relevant authorities.

Commencing in the fiscal year in which our privatization is completed, prior to distributing any dividends to our shareholders, we must first distribute (1) not less than 1% of the distributable earnings to employees as bonuses and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. We currently expect these distributions of bonuses and compensation to be made in cash. Distributions for the year in which the privatization is completed will be distributed out of the profits generated from the date of privatization to the end of that fiscal year. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.”

Employee Stock Subscription Program

The Ministry of Transportation and Communications has adopted a regulation that requires us to establish a employee priority share subscription program for our employees in connection with our privatization. Under this program, our employees may subscribe on a priority basis for up to 476,858,252 of our common shares to be offered by the Ministry of Transportation and Communications in one or more offerings prior to our privatization. As long as our employees agree not to transfer these shares for two or three years, they receive a discount of 10% or 20%, respectively, from the offering price. As of the date of this annual report, 149,137,859 of our common shares, representing 1.5% of our outstanding common shares, were sold under this program. In addition, our employees will be entitled to purchase a small amount of additional common shares at their par value per share of NT$10 if these employees have subscribed for shares under our priority share subscription program and held those shares for at least one year. As of the date of this annual report, the Ministry of Transportation and Communications has sold 13,347,806 of our common shares to our employees at par value, representing less than 0.2% of our outstanding common shares. At the time that we are privatized, the Ministry of Transportation and Communications may allocate up to an additional 476,858,252 common shares for a one-time subscription by our employees.

Under the Statute Governing Privatization of State-Owned Enterprise, a certain portion of shares must be reserved for purchase by our employees at favorable terms in accordance with the regulations issued by the Ministry of Transportation and Communications and approved by the Executive Yuan. Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, whenever we issue new shares for cash, we must reserve up to 10% of the new shares to be issued at a favorable term for subscription by our employees.

E. Share Ownership

As of December 31, 2004, our directors, supervisors and executive officers personally held an aggregate 820,878 of our common shares, representing less than 1% of our outstanding common shares. As of the same date, we do not have any outstanding or unexercised options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 20, 2005, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the shareholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

	As of December 25, 2002		As of August 5, 2003		As of July 19, 2004		As of April 20, 2005
Name	Number	Percent	Number	Percent	Number	Percent	Number	Percent
The Republic of China government(1)	7,988,729,299	82.81	6,516,281,649	67.55	6,444,356,056	66.80	6,298,539,234	65.29
The Ministry of Transportation and Communications	7,896,533,299	81.85	6,366,203,649	65.99	6,265,072,056	64.94	6,256,292,234	64.85

(1)	Includes shares held through the Ministry of Transportation and Communications and other government-controlled entities

The Ministry of Transportation and Communications owned 7,896,533,299, or 81.85%, 6,268,758,620, or 64.98%, and 6,259,973,541, or 64.89% of our outstanding common shares as of December 31, 2002, 2003 and 2004, respectively. Under our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the government’s ownership of our outstanding common shares falls below 50%. Under our articles of incorporation, the holder of preferred shares is entitled to certain rights, including the right to veto any change in our name or our business and any transfer of a substantial part of our business or property.

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

We currently own 40% of Taiwan International Standard Electronics and 49% of Chunghwa Investment Co., Ltd. We have purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics for approximately NT$6.9 billion in 2002, NT$4.5 billion in 2003 and NT$0.9 billion (US$28 million) in 2004. We acquired from Chunghwa System Integration, a subsidiary of Chunghwa Investment Co., Ltd., network equipment and related supplies for approximately NT$0.2 billion (US$5 million) in 2004. We believe that these transactions with Taiwan International Standard Electronics and Chunghwa System Integration have been conducted on arm’s length terms.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

Except as described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings,” we are not currently involved in material litigation or other proceedings that may have or have had in the recent past, significant effects on our financial position or profitability.

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the fiscal years ended June 30, 1998 and 1999, for the 18 months ended December 31, 2000, and the years ended December 31, 2001, 2002 and 2003. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate, to the Republic of China government and, in the case of our dividend distribution for the 18 months ended December 31, 2000, the years ended December 31, 2001, 2002, 2003 and 2004, also to our public shareholders.

	Cash dividend per common share		Total dividends
			(in billions)
Fiscal year ended June 30, 1998	NT$	4.99	NT$	48.1
Fiscal year ended June 30, 1999		4.76		45.9
18 months ended December 31, 2000		5.80		56.0
Year ended December 31, 2001		3.50		33.8
Year ended December 31, 2002		4.00		38.6
Year ended December 31, 2003		4.50		43.4
Year ended December 31, 2004		4.70		45.3

We have historically distributed cash dividends to our shareholders equal to approximately 90% of our annual net income. We intend to maintain this dividend payout ratio in the future, including after our privatization, subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. The amount of our net income is determined for these purposes in accordance with Chunghwa Telecom Internal Accounting Principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises. Our net income after our privatization will be determined in accordance with ROC GAAP. The amount of our net income determined for purposes of calculating our annual dividend payout may differ from the amount of our net income determined in accordance with US GAAP.

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

B. Significant Changes

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange since October 27, 2000. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on June 22, 2005 was NT$64.70 per share.

	Closing price per common share		Average daily trading volume
	High	Low
	(NT$)	(NT$)	(in thousands)
2000 (from October 27)	100.50	75.00	8,393
2001	84.00	39.60	3,382
2002	55.00	43.20	2,398
2003	58.00	46.00	5,568
First Quarter	58.00	50.00	2,975
Second Quarter	54.50	49.70	5,505
Third Quarter	52.50	46.00	6,896
Fourth Quarter	54.00	47.80	6,916
2004	64.00	50.50	8,872
First Quarter	59.50	50.50	12,971
Second Quarter	58.00	53.50	6,731
Third Quarter	58.50	52.50	6,115
Fourth Quarter	64.00	56.00	10,060
November	64.00	58.50	11,614
December	64.00	61.00	9,467
2005	65.50	59.00	8,617
First Quarter	65.50	62.50	9,218
January	65.50	62.50	9,626
February	64.50	63.00	11,525
March	65.20	63.20	7,440
Second Quarter	65.30	59.00	8,006
April	65.30	60.80	6,998
May	61.80	59.00	9,411
June (through June 22)	64.70	61.80	7,421

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q205. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on June 21, 2005 was US$20.99 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2003 (from July 23)	15.90	13.38	680
Third Quarter (from July 23)	15.30	13.38	1,107
Fourth Quarter	15.90	13.95	577
2004	21.09	14.93	326
First Quarter	17.85	14.93	431
Second Quarter	18.09	15.85	411
Third Quarter	17.73	15.71	206
Fourth Quarter	21.09	17.81	261
November	20.85	18.78	349
December	21.09	20.06	225
2005	22.13	19.57	355
First Quarter	22.13	20.30	400
January	21.79	20.30	390
February	22.13	21.07	408
March	22.04	20.73	404
Second Quarter	21.54	19.57	306
April	21.27	19.94	251
May	20.82	19.57	328
June (through June 21)	21.54	20.87	352

As of June 21, 2005, a total of 110,975,000 ADSs and 9,647,724,900 of our shares were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China. As of June 21, 2005, 1,109,749,190 shares were registered in the name of a nominee of The Bank of New York, the depositary under the deposit agreement.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our common shares is the Taiwan Stock Exchange and the principal trading market for our ADSs is the New York Stock Exchange.

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

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our articles of incorporation, includes (i) Telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the Republic of China, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) design, engineering and operation of information software and hardware service businesses and (v) other businesses incidental or related to our company’s telecommunications business operations and other business specified in our articles of incorporation, except any business requiring a special permit.

General

Our authorized capital is NT$96,477,249,020, divided into 9,647,724,900 common shares, par value NT$10 per share, all of which are issued and outstanding and in registered form, and two non-transferable preferred shares. The Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the government owns less than 50% of our common shares. These preferred shares, if issued, will be redeemed by us at their par value three years after their issuance

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owns approximately 64.85% of our outstanding common shares as of April 20, 2005. The remainder of our outstanding shares are held by public shareholders and other investors. We currently do not have any other equity in the form of preferred shares, convertible bonds or otherwise outstanding as of the date of this annual report.

Directors

Under Republic of China Company Law, our board of directors, in conducting our business, shall act in accordance with laws and regulations, our articles of incorporation and the resolutions adopted at the meetings of shareholders. Where any resolution adopted by our board of directors contravenes laws, our articles of incorporation and the resolutions adopted at the meetings of shareholders, thereby causing loss or damage to us, all directors taking part in the adoption of such resolution shall be liable to compensate us for such loss or damage; however, those directors whose disagreement appears on record or is expressed in writing shall be exempted from liability.

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

According to the Republic of China Company Law, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may conflict with his interests, shall abstain from voting on such matter. Our articles of incorporation also provide that commencing in the fiscal year in which our privatization is completed, we may make compensation to all directors and supervisors and such compensation shall not exceed 0.2% of our distributable earnings and may be approved only by a validly convened shareholders’ meeting. Our articles of incorporation do not impose a mandatory retirement age for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director. According to our current internal Loan Procedures, we may not extend any loan to our directors or our supervisors.

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

The holder of preferred shares, or its nominated representative, will act as our director and supervisor during the existing period of the preferred shares. Any such representative is subject to removal and replacement by the the holder of the preferred shares from time to time.

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

Dividends and Distributions

At each annual general shareholders’ meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividend or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting.

We are not permitted to distribute dividends or make other distributions to shareholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Law also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to shareholders. Not less than 10% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Commencing in the fiscal year in which our privatization is completed, prior to distributing any dividends to our shareholders, we must first distribute (1) not less than 1% of the distributable earning to employees as bonuses and (2) not more than 0.2% of the distributable earning to directors and supervisors as compensation. Distributions for the year in which the privatization is completed will be distributed out of the profits generated from the date of privatization to the end of that fiscal year. The above percentages may be adjusted, with our shareholders’ approval, according to our actual profits, capital budget and funding conditions of that year.

In addition, under the Statute of Chunghwa Telecom Co., Ltd., we are required to make up any shortfall in the required pension fund reserve within eight years after our incorporation. Consequently, if we record any extra earnings over our previous estimated earnings approved by the Legislative Yuan, these extra earnings shall be first allocated as our pension fund reserve.

Under the Republic of China Audit Law, the earnings and losses of a state-owned enterprise are audited by the Ministry of Audit under the Control Yuan of the Republic of China. As a result, if the amount of our earnings or loses decided by the auditing authority is different from the amount approved at our shareholders’ meeting, the latter amount shall be adjusted accordingly to be identical with the former amount, and the dividends and bonuses approved at our shareholders’ meeting will be adjusted accordingly and reported to the shareholders at the next shareholders’ meeting.

Under our articles of incorporation, if we do not have current or retained earnings (excluding reserves) but our legal reserve exceeds 50% of our paid-in capital, we may use the excess amount to distribute dividends. In addition, under the Republic of China Company Law, if we do not incur a loss, we are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves (including the legal reserve, the premium derived from the issuance of new shares and the income from endowments received by us). However, amounts payable by capitalizing our legal reserve are limited to 50% of the total accumulated legal reserve and this capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

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

Under the Statute Governing Privatization of State-Owned Enterprises, when shares of a state-owned enterprise are sold in a privatization, a certain portion of these shares must be reserved for purchase at favorable term by the employees of the state-owned enterprise. Our articles of incorporation also provide that when the government sells shares of us held by them, our employees will be entitled to the right to purchase up to a number of shares at favorable term as provided for under the Statute Governing Privatization of State-Owned Enterprises and relevant regulations.

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

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the Republic of China Company Law, the approval by at least a majority of the common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to our articles of incorporation;

•	entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations;

•	transfer of the whole or substantial part of our business or assets;

•	taking over of the whole of the business or assets of any other company which would have significant impact on our operations;

•	distribution of any share dividend;

•	dissolution;

•	merger or spin-off; and

•	removing of directors or supervisors.

Alternatively, the Republic of China Company Law provides that in the case of a public company, such as us, a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of issued and outstanding common shares are present.

A shareholder may be represented at a general or special meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the general or special shareholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Bureau, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of the total issued common shares, the votes of those shareholders in excess of 3% of the outstanding common shares shall not be counted.

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

Register of Shareholders and Record Dates

Our share registrar, Taiwan Securities Co., Ltd., maintains our register of shareholders at its offices in Taipei, Taiwan, and enters transfers of common shares in our register upon presentation of, among other documents, certificates representing the common shares transferred. Under the Republic of China Company Law and our articles of incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

•	general shareholders’ meeting—60 days;

•	special shareholders’ meeting—30 days; and

•	relevant record date—five days.

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

In addition, under the Republic of China Securities and Exchange Law, a company whose shares are listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Securities and Futures Bureau, purchase its shares for the following purposes on the Taiwan Stock Exchange, the GreTai Securities Market or by a tender offer:

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

The shares purchased by the company shall not be pledged or hypothecated. In addition, the company may not exercise any shareholders’ rights attaching to these shares. The company’s affiliates (as defined in Article 369-1 of the Republic of China Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling the shares of the company held by them during the purchase period of such shares reported by the company to the Securities and Futures Bureau.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the Republic of China Company Law and our articles of incorporation.

Substantial Shareholders and Transfer Restrictions

The Republic of China Securities and Exchange Law currently requires (1) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial shareholder (i.e., a shareholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (2) each director, supervisor, manager or substantial shareholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market to the Securities and Futures Bureau at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the reporting obligation in above item (1).

In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange or GreTai Securities Market by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares;

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•	in any case, 5% of the average daily trading volume (number of shares) on the Taiwan Stock Exchange or the GreTai Securities Market for the ten consecutive trading days preceding the reporting day on which day the director, supervisor, manager or substantial shareholder or their respective spouse, minor child or nominee reports the intended share transfer to the Securities and Futures Bureau.

These restrictions do not apply to block trading, auction sale, purchase by auction, after-hour trading and sales or transfers of our ADSs. However, these restrictions will apply to sales of common shares upon withdrawal.

C. Material Contracts

None.

D. Exchange Controls

Foreign Investment and Exchange Controls in Taiwan

We have extracted from publicly available documents the information presented in this section. Please note that citizens of the People’s Republic of China and entities organized in the People’s Republic of China are subject to special Republic of China laws, rules and regulations, which are not discussed in this section.

General

Historically, foreign investments in the securities market of Taiwan were restricted. However, commencing in 1983, the Taiwan government has from time to time enacted legislation and adopted regulations to make foreign investment in the Taiwan securities market possible. Initially, only overseas investment trust funds of authorized securities investment trust enterprises established in Taiwan were permitted to invest in the Taiwan securities market. Since January 1, 1991, qualified foreign institutional investors are allowed to make investments in the Taiwan listed securities market. Since March 1, 1996, overseas Chinese, non-resident foreign institutional and individual investors (other than qualified foreign institutional investors), called “general foreign investors,” are permitted to make direct investments in the Taiwan securities market.

Foreign Investment in Taiwan Securities Market

On December 28, 1990, the Executive Yuan, the cabinet of the Republic of China government, approved guidelines drafted by the Securities and Futures Commission (the predecessor of the Securities and Futures Bureau), which, since January 1, 1991, has allowed direct foreign investment in Taiwan’s securities that are listed on the Taiwan Stock Exchange or other Taiwan securities approved by the Securities and Futures Bureau by certain eligible qualified foreign institutional investors.

In addition to qualified foreign institutional investors, certain individual and foreign institutional investors which meet certain qualifications set by the Securities and Futures Bureau may invest in the shares of Taiwan Stock Exchange-listed companies, GreTai Securities Market (formerly known as Over-The-Counter Securities Exchange) traded companies, emerging market companies or other Taiwan securities approved by the Securities and Futures Bureau up to a limit of US$50 million (in the case of institutional investors) and US$5 million (in the case of individual investors) after obtaining permission from the Taiwan Stock Exchange.

On September 30, 2003 and June 15, 2004, the Securities and Futures Bureau issued amendments to the “Guideline Governing Investment in Securities by Overseas Chinese and Foreign Nationals” and relevant regulations, in which the Securities and Futures Bureau lifted certain restrictions and simplified the procedures required for foreign investments in Taiwan’s securities market. The amendment focuses mainly on the following aspects:

•	The concept of “qualified foreign institutional investors” no longer exists. Foreign investors are reclassified as “off-shore foreign institutional investors”, “on-shore foreign institutional investors”, “off-shore general foreign investors”, and “on-shore general foreign investors” based on whether they are institutions or natural persons, and whether they have presence in Taiwan.

•	For foreign investors to invest in Taiwan’s securities market, registration with the Taiwan Stock Exchange, instead of the approval of the Securities and Futures Bureau, is required. The Taiwan Stock Exchange may withdraw or rescind the registration if the application documents submitted by foreign investors are untrue or incomplete, or if any material violation of the relevant regulations exists.

•	Off-shore foreign investors may provide the securities they hold as the underlying shares of depositary receipts and act as selling shareholders in depositary receipts offerings.

•	Off-shore foreign institutional investors are required to appoint their agent or nominee to attend the shareholders’ meeting of the invested company.

Currently, subject to the specific restriction imposed by relevant regulations, the off-shore foreign institutional investors may invest in the Taiwan securities market without any amount restriction. However, a ceiling will be separately determined by the Securities and Futures Bureau after consultation with the Central Bank of China for investment by offshore oversea Chinese and foreign individual investors.

Foreign Investment Approval

Other than:

•	foreign institutional investors;

•	foreign individual investors; and

•	investors in overseas convertible bonds and depositary receipts,

foreign investors who wish to make direct investments in the shares of Taiwan companies may submit a “foreign investment approval” application to the Investment Commission of the Ministry of Economic Affairs of Taiwan or other government authority to qualify for benefits granted under the Statute for Investment by Foreign Nationals. The Investment Commission or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies. Any non-Taiwan person possessing a foreign investment approval may remit capital for the approved investment and repatriate annual net profits and interests and cash dividends attributable to an approved investment. Stock dividends, investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission or other government authority.

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

Depositary Receipts

In April 1992, the Securities and Futures Bureau began allowing Taiwan companies listed on the Taiwan Stock Exchange, with the prior approval of the Securities and Futures Bureau, to sponsor the issuance and sale of depositary receipts evidencing depositary shares. In December 1994, the Republic of China Ministry of Finance began allowing companies whose shares are traded on the GreTai Securities Market also to sponsor the issuance and sale of depositary receipts evidencing depositary shares representing shares of its capital stock. Approvals for these issuances are still required.

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

If you are an offshore foreign institutional investor holding the depositary receipts, you must register with the Taiwan Stock Exchange as a foreign investor before you will be permitted to withdraw the shares represented by the depositary receipts. In addition to obtaining registration with the Taiwan Stock Exchange, you must also (1) appoint a qualified local agent to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise shareholders’ rights and perform other functions as holders of ADSs may designate, (2) appoint a custodian bank to hold the securities and cash proceeds, confirm transactions, settle trades and report and declare other relevant information and; (3) appoint a tax guarantor as guarantor for the full compliance of the withdrawing depositary receipt holders’ tax filing and payment obligations in the Republic of China. A depositary receipt holder not registered as a foreign investor with the Taiwan Stock Exchange, or not have made the necessary appointments as outlined above, will be unable to hold or subsequently transfer the shares withdrawn from the depositary receipt facility.

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific Securities and Futures Bureau approval, unless they are:

(1) stock dividends;

(2) free distributions of shares;

(3) due to the exercise by the depositary receipt holder preemptive rights in the event of capital increases for cash; or

(4) if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the Taiwan Stock Exchange or the GreTai Securities Market or delivery by investors of the shares for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the Securities and Futures Bureau in connection with the offering plus any ADSs issued pursuant to the events described in (1), (2) and (3) above.

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

Exchange Controls

Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Financial Supervisory Commission and by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

You should also consult your tax advisors concerning the tax consequences of owning ADSs and common shares in the Republic of China and any other relevant taxing jurisdiction to which they are subject.

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

Sales of ADSs by you are regarded as transactions relating to property located outside the Republic of China and thus any gains derived therefrom are currently not subject to Republic of China income tax.

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

Estate Taxation and Gift Tax

Republic of China estate tax is payable on any property within Taiwan of a deceased person who is a non-resident individual, and Republic of China gift tax is payable on any property within Taiwan donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under Republic of China estate and gift tax laws, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether the ADSs will be regarded as property located in Taiwan under Republic of China estate and gift tax laws.

Tax Treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senagal and Sweden, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Retained Earnings Tax

Under the Republic of China Income Tax Laws, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, up to a maximum amount of 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-resident holders of its shares.

U.S. Federal Income Tax Considerations For U.S. Persons

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our shares and ADSs. The discussion set forth below is applicable to beneficial owners of our shares or ADSs that purchase such shares or ADSs that hold the shares or ADSs as capital assets and that are U.S. holders and non-residents of the Republic of China. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on current law, which is subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock;

•	an investor in a pass-through entity; or

•	a U.S. holder whose “functional currency” is not the United States dollar.

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

In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. Deposits or withdrawals of shares, actually or constructively, by U.S. holders for ADSs will not be subject to U.S. federal income tax. However, concern has been expressed that parties involved in transactions in which depositary shares are pre-released may be taking actions that are inconsistent with the treatment of dividends set forth below. Accordingly, the tax consequences described below could be adversely affected by pre-release activities.

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

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation in taxable years beginning before January 1, 2009, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation, provided further that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). Under current law, our ADSs, which are listed on the New York Stock Exchange, are treated as readily tradable on an established securities market in the United States. However, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Internal Revenue Code of 1986, as amended (the “Code”), will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any Republic of China taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of Republic of China taxes, any reduction of the amount withheld on account of a Republic of China credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered “passive income”. You may be subject to special rules if your foreign source income during the taxable year consists entirely of “qualified passive income” and if you have US$300 or less, or US$600 or less if you file a joint return, of creditable foreign taxes which you have paid or accrued during the taxable year. Further, a U.S. holder that

•	has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or

•	is obligated to make payments related to the dividends,

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

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax. The basis of any new shares so received will be determined by allocating your basis in the old shares between the old shares and the new shares, based on their relative fair market values on the date of distribution.

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

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source. If you are an individual, and have held the shares or ADSs being sold or otherwise disposed for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Any Republic of China securities transaction tax, or any Republic of China capital gain tax imposed on the proceeds derived from sales of statutory subscription rights which are not evidenced by securities, that you pay generally will not be creditable foreign taxes for U.S. federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2004. In addition, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2005. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, certain adverse consequences could apply to you.

Information Reporting and Backup Withholding

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding if you are a non-corporate United States person and you:

•	fail to provide an accurate taxpayer identification number:

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

If you sell your shares or ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you establish an exemption. If you sell your shares or ADSs outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your shares or ADSs through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” as to the United States; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or

•	at any time during its tax year the foreign partnership is engaged in a United States trade or business

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

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

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

Interest Rate Sensitivity

We had a portfolio of fixed rate debt of approximately NT$17.7 billion, NT$0.7 billion and NT$0.7 billion (US$22 million) as of December 31, 2002, 2003 and 2004, respectively. A hypothetical 10.0% change in interest rates would not have a material impact on the fair market value or cash flows associated with this debt. We do not hedge any interest rate exposures.

Foreign Currency Risk

We have entered into certain transactions denominated in foreign currencies primarily related to international settlement payments associated with our services for international calls. We have also entered into hedging transactions in respect of exchange rate risks associated with our foreign currency debt obligations. Gains and losses from these transactions as of December 31, 2004 were not material to our financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2002, 2003 and 2004.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

There have been no changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Jing-Twen Chen is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, supervisors, employees and officers, including our chief executive officer and chief financial officer. No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors, supervisors, employees or officers. We have filed this code of ethics as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, which exhibit is incorporated by reference as an exhibit to this annual report, and a copy is available to any shareholder upon request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2002		2003		2004
	(in thousands)
Audit fees(1)	NT$	23,800	NT$	32,654	NT$	27,664	US$	872
Audit-related fees(2)		—		—		—		—
Tax fees(3)		300		189		319		10
All other Fees(4)		—		—		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above.

Prior to forming an audit committee, our board of directors is responsible for the oversight of the work performed by our principal accountant. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte & Touche, including audit services, audit-related services, tax services and other services as described above. After our audit committee was established in September 2004, all audit and non-audit services provided by Deloitte & Touche were pre-approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the audited financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on December 29, 2000 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004.)

*1.2	Articles of incorporation of the Company as last amended on June 25, 2004 (English Translation)

4.1	Form of Deposit Agreement among the Company, The Bank of New York, as depositary, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-106416) filed with the Commission on July 15, 2003.)

11.1	Code of Ethics (English translation) (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004.)

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Tan Ho Chen
Name:	Tan Ho Chen
Title:	Chairman and Chief Executive Officer

Date: June 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2003 and 2004, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2004, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. as of December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan Dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented for the convenience of the readers.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

March 4, 2005

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

		December 31
	Notes	2003	2004
		NT$	NT$	US$
				(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,4,19	$13,553	$29,283	$923
Short-term investments	2,5,19	—	9,115	287
Trade notes and accounts receivable, net	2,6	14,813	13,673	431
Inventories, net	2,7	1,220	1,439	45
Prepaid expenses		494	602	19
Deferred income taxes	2,15	16,983	17,283	544
Other current assets		1,703	1,609	51

Total current assets		48,766	73,004	2,300

INVESTMENTS IN UNCONSOLIDATED COMPANIES	2,8,19	3,496	4,035	127

PROPERTY, PLANT AND EQUIPMENT, NET	2,9,16	329,678	311,638	9,819

INTANGIBLE ASSETS
Deferred pension cost	2,14	29,940	33,222	1,047
3G concession	2	10,179	10,179	321
Patents and computer software, net	2	251	207	6

Total intangible assets		40,370	43,608	1,374

OTHER ASSETS
Deferred income taxes—non-current	2,15	2,901	2,444	77
Other	19	4,484	3,692	116

Total other assets		7,385	6,136	193

TOTAL		$429,695	$438,421	$13,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable		$11,713	$14,484	$456
Income tax payable	2,15	4,923	5,032	159
Accrued expenses	10	14,206	14,368	453
Accrued pension liabilities	2,14	42,199	44,252	1,394
Current portion of deferred income	2	3,186	2,633	83
Current portion of long-term loans	12,19	—	200	6
Customers’ deposits	19	10,957	9,262	292
Other current liabilities	11,16	19,203	18,966	598

Total current liabilities		106,387	109,197	3,441

OTHER LIABILITIES
Deferred income, net of current portion	2	11,610	9,778	308
Long-term loans	12,19	700	500	16
Other		243	203	6

Total other liabilities		12,553	10,481	330

Total liabilities		118,940	119,678	3,771

COMMITMENTS AND CONTINGENT LIABILITIES	17
STOCKHOLDERS’ EQUITY	13
Capital stock—NT$10 (US$0.32) par value; authorized, issued and outstanding—9,647,724,900 common shares		96,477	96,477	3,040
Capital surplus		135,873	136,362	4,296
Retained earnings		78,405	85,909	2,706
Cumulative translation adjustments		—	(5)	—

Total stockholders’ equity		310,755	318,743	10,042

TOTAL		$429,695	$438,421	$13,813

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

		Year Ended December 31
	Notes	2002	2003	2004
		NT$	NT$	NT$	US$
					(Note 3)
SERVICE REVENUES	2	$179,361	$182,466	$185,163	$5,834

OPERATING COSTS AND EXPENSES	2
Costs of services, excluding depreciation and amortization		58,120	59,633	60,256	1,899
Marketing, excluding depreciation and amortization	2	20,167	19,992	19,298	608
General and administrative, excluding depreciation and amortization		2,647	2,726	2,550	80
Research and development, excluding depreciation and amortization	2	2,428	2,581	2,476	78
Depreciation and amortization—cost of services		37,890	39,170	38,358	1,209
Depreciation and amortization—operating expense		2,408	2,399	2,345	74

Total operating costs and expenses		123,660	126,501	125,283	3,948

INCOME FROM OPERATIONS		55,701	55,965	59,880	1,886

OTHER INCOME
Interest		187	100	224	7
Equity in net income of unconsolidated companies		—	3	70	2
Other income		2,294	2,098	2,423	77

Total other income		2,481	2,201	2,717	86

OTHER EXPENSES
Interest		171	43	5	—
Equity in net loss of unconsolidated companies	2,8	232	—	—	—
Other expense		852	509	415	13

Total other expenses		1,255	552	420	13

INCOME BEFORE INCOME TAX		56,927	57,614	62,177	1,959
INCOME TAX	2,15	12,839	10,299	11,259	355

NET INCOME		$44,088	$47,315	$50,918	$1,604

NET INCOME PER SHARE	2	$4.57	$4.90	$5.28	$0.17

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER EQUIVALENT ADS	2	$45.70	$49.04	$52.78	$1.66

WEIGHTED AVERAGE NUMBER OF EQUIVALENT ADSs OUTSTANDING		964,772,490	964,772,490	964,772,490	964,772,490

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock		Capital Surplus	Retained Earnings				Cumulative Translation Adjustments Equity	Total Stockholders’ Equity
	Common Shares	Amount		Legal Reserve	Special Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2001 (IN NT$)	9,647,724,900	$96,477	$133,820	$21,379	$2,675	$35,306	$59,360	$—	$289,657
Additional capital contributed by government	—	—	42	—	—	—	—	—	42
Appropriations and distributions of 2001 earnings:
Legal reserve	—	—	—	3,727	—	(3,727)	—	—	—
Dividends	—	—	—	—	—	(33,767)	(33,767)	—	(33,767)
Net income	—	—	—	—	—	44,088	44,088	—	44,088

BALANCE, DECEMBER 31, 2002 (IN NT$)	9,647,724,900	96,477	133,862	25,106	2,675	41,900	69,681	—	300,020
Additional capital contributed by government	—	—	80	—	—	—	—	—	80
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	1,931	—	—	—	—	—	1,931
Appropriations and distributions of 2002 earnings:
Legal reserve	—	—	—	4,331	—	(4,331)	—	—	—
Dividends	—	—	—	—	—	(38,591)	(38,591)	—	(38,591)
Net income	—	—	—	—	—	47,315	47,315	—	47,315

BALANCE, DECEMBER 31, 2003 (IN NT$)	9,647,724,900	96,477	135,873	29,437	2,675	46,293	78,405	—	310,755
Additional capital contributed by government	—	—	32	—	—	—	—	—	32
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	457	—	—	—	—	—	457
Appropriations and distributions of 2003 earnings:
Legal reserve	—	—	—	4,850	—	(4,850)	—	—	—
Special reserve	—	—	—	—	1	(1)	—	—	—
Dividends declared	—	—	—	—	—	(43,414)	(43,414)	—	(43,414)
Net income	—	—	—	—	—	50,918	50,918	—	50,918
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	(5)	(5)

BALANCE, DECEMBER 31, 2004 (IN NT$)	9,647,724,900	$96,477	$136,362	$34,287	$2,676	$48,946	$85,909	$(5)	$318,743

BALANCE, DECEMBER 31, 2004 (IN US$) (Note 3)	9,647,724,900	$3,040	$4,296	$1,080	$84	$1,542	$2,706	$—	$10,042

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$44,088	$47,315	$50,918	$1,604
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	4,931	3,239	1,565	49
Depreciation and amortization	40,298	41,569	40,703	1,282
Net unrealized loss on short-term investments	—	—	12	—
Cash dividends received from equity companies	—	—	56	2
Net loss on disposal of scrap inventories and property, plant and equipment	150	143	168	5
Equity in net loss (net income) of unconsolidated companies	232	(3)	(70)	(2)
Stock compensation for shares issued to employees at a discount	—	1,931	457	14
Deferred income taxes	744	425	157	5
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(1,764)	(760)	(382)	(12)
Inventories	(483)	(1,719)	(326)	(10)
Prepaid expenses	60	(8)	(108)	(3)
Other current assets	811	145	134	4
Other assets	1,028	(1,235)	742	24
Increase (decrease) in:
Trade notes and accounts payable	(2,666)	2,159	2,879	91
Income tax payable	3,314	(1,249)	109	3
Accrued expenses	(422)	402	162	5
Customers’ deposits	(940)	(1,018)	(2,421)	(76)
Other current liabilities	1,969	1,138	464	15
Accrued pension liabilities	3,653	4,065	(1,229)	(39)
Deferred income	(3,467)	(3,016)	(2,385)	(75)
Other liabilities	(183)	90	(40)	(1)

Net cash provided by operating activities	91,353	93,613	91,565	2,885

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and sales of short-term investments—net	—	—	(9,127)	(287)
Acquisition of investments in unconsolidated companies	(2,000)	—	(530)	(17)
Proceeds from disposal of investments in unconsolidated companies	—	234	—	—
Acquisitions of property, plant and equipment	(43,260)	(32,248)	(22,889)	(721)
Proceeds from disposal of property, plant and equipment	294	6	215	7
Payment on 3G concession	(10,179)	—	—	—
Acquisitions of patents and computer software	(174)	(193)	(122)	(4)

Net cash used in investing activities	(55,319)	(32,201)	(32,453)	(1,022)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	38,700	—	—	—
Payments on principal of long-term loans	(38,000)	(17,000)	—	—
Cash dividends paid	(33,767)	(38,591)	(43,414)	(1,368)
Additional capital contributed by government	42	80	32	1

Net cash used in financing activities	(33,025)	(55,511)	(43,382)	(1,367)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,009	5,901	15,730	496

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,643	7,652	13,553	427

CASH AND CASH EQUIVALENTS, END OF YEAR	$7,652	$13,553	$29,283	$923

SUPPLEMENTAL INFORMATION
Interest paid	$122	$66	$4	$—

Income tax paid	$8,781	$11,121	$10,993	$346

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$—	$—	$200	$6

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares were also sold to its employees at various dates from October 2000 to December 2003. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). The MOTC intends to continue to sell the Company’s common shares in the ROC and throughout the process of privatization to the Company’s employees. As of December 31, 2004, the MOTC owns 64.89% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

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

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

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

Short-term Investments

Short-term Investments include commercial paper and repurchaseable bonds purchased with original maturities greater than 90 days. The Company has classified investments as held to maturity which the Company has the ability to and intends to hold to maturity. Held-to-maturity investments are reported at amortized cost with any realized gains and losses recorded in other income and expense. Investments in mutual funds are designated as trading and are carried at their fair value with unrealized valuation gains and losses recognized in earnings.

Inventories

Inventories, consisting mainly of telecommunication cables, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the net assets of the investee at the date of acquisition is amortized over the estimated useful life of any intangible assets identified. Any goodwill identified is not amortized and evaluated for impairment annually or when circumstances warrant. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

The costs of investments sold are determined using the weighted-average method.

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

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

3G Concession

3G Concession represents the amount paid by the Company to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication—2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The concession is valid from the issue date to December 31, 2004. The Company may apply to extend this date by one year with approval from the MOTC. The holder of the concession must then obtain a network construction permit from the Directorate General of Telecommunications (the “DGT”, the regulator of the telecommunication industry). Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The 3G license is valid through December 31, 2018. The 3G concession and any additional licensing fees will be amortized on a straight-line basis from the date operations commence through the date the license expires. The 3G Concession cost is subject to review for impairment as other long-lived assets.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

useful lives of three years. Amortization expenses for the years ended December 31, 2002, 2003 and 2004 were NT$122 million, NT$154 million and NT$166 million, respectively. Accumulated amortization was NT$813 million and NT$979 million as of December 31, 2003 and 2004, respectively.

Deferred Income

Deferred income represents one-time connection fees received from subscribers. The deferred income is recognized over the average expected customer service periods.

The average expected customer service periods (in years) are as follows:

	As of December 31
	2003	2004
Fixed-line	13	13
Cellular	5	5
Paging	2	2
Internet	3	3

Revenue Recognition

The Company evaluates revenue recognition for its transactions using the SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”.

The Company records service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset subsidy costs are paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, and are recognized as a cost of service when incurred. Usage revenues from fixed-line services, cellular services, Internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms. The Company had accrued unbilled revenues for services provided amounting to NT$1,329 million and NT$1,383 million as of December 31, 2003 and 2004, and are included in accounts receivable in the accompanying balance sheets.

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

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

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

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$1,935 million, NT$1,861 million and NT$2,526 million for the years ended December 31, 2002, 2003 and 2004, respectively.

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

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes and only enters into contracts with highly rated financial institutions.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

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

Net Income Per Share and Per Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS represents ten common shares.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior period’s awards that are modified, repurchased, or cancelled after June 15, 2005. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others.

3. U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004, which was NT$31.74 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

4. CASH AND CASH EQUIVALENTS

	December 31
	2003	2004
	NT$	NT$
Cash and bank deposits	$2,112	$1,958
Negotiable Certificate of Deposit	—	8,900
Commercial paper	11,441	18,425

	$13,553	$29,283

5. SHORT-TERM INVESTMENT

Short-term investments comprised an open-end bond mutual fund of NT$8,901 million and a repurchaseable bond of NT$214 million. The gross unrealized gains for open-end bond mutual funds were NT$1 million, and the unrealized foreign exchange losses for repurchaseable bond were NT$13 million as of December 31, 2004.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in this account are summarized as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Balance, beginning of period	$5,008	$7,505	$7,786
Provision for doubtful accounts	4,931	3,158	1,522
Accounts receivable written off	(2,434)	(2,877)	(4,835)

Balance, end of period	$7,505	$7,786	$4,473

7. INVENTORIES, NET

	December 31
	2003	2004
	NT$	NT$
Supplies, net	$1,124	$1,111
Work in process	1	2
Materials in transit	95	326

	$1,220	$1,439

The insurance coverage on inventories as of December 31, 2004 amounted to NT$1,146 million.

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

8. INVESTMENTS IN UNCONSOLIDATED COMPANIES

The investments in unconsolidated companies comprise the following:

	December 31
	2003		2004
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
Equity investees:
Chunghwa Investment (“CHI”)	$987	49	$930	49
Taiwan International Standard Electronics (“TISE”)	433	40	499	40

	1,420		1,429

Cost investees:
Taipei Financial Center (“TFC”)	2,000	12	2,530	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,076		2,606

	$3,496		$4,035

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends amounted to NT$56 million were declared by TISE for the years ended December 31, 2004.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the years ended December 31, 2003 and 2004, respectively.

The Company evaluated the investments in TFC, RPTI and Siemens for investment. The investments have no quoted market values and are carried at their original costs which approximate fair value based on the net asset values on the respective companies.

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

9. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2003	2004
	NT$	NT$
Cost
Land	$42,326	$42,407
Buildings and improvements	53,901	56,265
Telecommunications equipment	607,093	613,626
Miscellaneous equipment	28,279	27,361

	731,599	739,659

Accumulated depreciation
Buildings and improvements	11,215	12,194
Telecommunications equipment	412,773	426,649
Miscellaneous equipment	21,140	20,579

	445,128	459,422

Construction in progress	43,159	31,360

Advances related to acquisition of equipment	48	41

Property, plant and equipment, net	$329,678	$311,638

On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC’s Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with a carrying value of NT$53,895 million. Those properties, as of that date, were registered in the name of the ROC’s National Properties Bureau (“NPB”). As of December 31, 2004, all the properties had been registered in the name of the Company.

No interest expense was capitalized for the year ended December 31, 2004. Capitalized interest expense aggregated to NT$302 million and NT$46 million for the years ended December 31, 2002 and 2003, respectively. The rate of capitalized interest is from 1.51% to 4.18% and 0.56% to 1.67%, respectively.

The Company carries insurance on certain buildings and certain telecom equipment with carrying value of NT$5,146 million and NT$1,802 million as of December 31, 2003 and 2004, respectively. The Company does not carry comprehensive insurance on all properties.

10. ACCRUED EXPENSES

	December 31
	2003	2004
	NT$	NT$
Accrued compensation	$8,997	$9,207
Accrued franchise fees	2,435	2,500
Other accrued expenses	2,774	2,661

	$14,206	$14,368

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

11. OTHER CURRENT LIABILITIES

	December 31
	2003	2004
	NT$	NT$
Advances from subscribers	$6,504	$6,835
Amounts collected from subscribers in trust for others	3,610	3,467
Payable to equipment suppliers	3,230	4,150
Payables to construction suppliers	3,081	2,318
Other	2,778	2,196

	$19,203	$18,966

12. LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of December 31, 2004 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of December 31, 2004, the Company has unused credit lines of approximately NT$190,000 million, which are available for short-term and long-term borrowings.

13. STOCKHOLDERS’ EQUITY

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

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

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

As of December 31, 2004, the outstanding ADSs were 110,975 thousand units, which equaled approximately 1,109,749 thousand common shares, and represented 11.50% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations. As of December 31, 2004, the amount of retained earnings available for dividends was NT$50,776 million and was based on earnings as determined using ROC government regulations.

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

The MOTC, in connection with the privatization plan of the Company, sold shares of stock at discounted prices, to employees at various times from October 2000 to October 31, 2003. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the “holding periods”), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$1,916 million as compensation expense for the shares purchased by employees that were subject to a discount for the year ended December 31, 2003.

The MOTC, in connection with the compensation of the employees, sold to employees 3,286,907 shares from February 27, 2004 to March 9, 2004, 14,579 shares from May 31, 2004 to June 18, 2004, 382,083 shares from June 30, 2004 to July 6, 2004 and 5,098,515 shares from November 30 to December 8, 2004 for total consideration of NT$33 million, NT$0.1 million, NT$4 million, and NT$50 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold the shares for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$11 million, NT$15 million, and NT$457 million as compensation expense for the shares purchased by employees that were subject to par value for the year ended December 31, 2002, 2003, and 2004, respectively.

14. PENSION PLAN

At the time of its incorporation on July 1, 1996, the Company continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as “Plan A”) covers civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC Government) and the second plan (hereinafter referred to as “Plan B”) covers all other employees of the Company (hereinafter referred to as “non-civil service eligible employees”). The adoption of two pension plans was necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

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

Under the Guidelines, the Company was to pay all benefit payments on June 30, 2001, the initial expected date of privatization, to settle all employees’ past service costs under the existing plans. On the actual privatization date, a replacement plan with substantially the same provisions will be put in place. The settlement

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

benefit payments, regardless of the respective original plan participation, will be as follows: (a) employees who will voluntarily leave the Company on the privatization date (hereinafter referred to as “separated employees”) will receive a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the “additional separation payments”); (b) employees who opt to remain with the privatized company after the privatization date (hereinafter referred to as “privatized company employees”) will receive an amount equivalent to those received by the separated employees without the additional separation payments; and (c) privatized company employees who are involuntarily terminated by the Company within five years from the date of privatization (hereinafter referred to as “redundant employees”) will receive redundancy benefits equivalent to the pension amount as computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as “redundancy benefit payments”). The six-month portion of the additional separation payments will be paid by the MOTC. The accrued pension amount after privatization and the one-month advance notice pay will be paid by the Company.

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

In order to increase operational efficiency, the Company approved a Special Retirement Incentive Program (“Program”). The Program allows eligible employees who voluntarily leave the Company on February 1, 2005 to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the employees had they stayed until February 1, 2005 was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the terms of the Program.

The privatization of the Company was not completed on December 31, 2004. The Chairman, as representative of the MOTC, approved the new target privatization date to be December 31, 2005. The Company accounted for the change in the privatization date as a change in the assumption with the resulting adjustment in the projected benefit obligation accounted for as an actuarial loss.

In addition, pursuant to a regulation issued by the Executive Yuan, the obligation related to annuity payments due after the date of privatization for Plan A participants who retire prior to that date will be borne by the MOTC. Such amounts have been included in the Company’s pension computation as of December 31, 2003 and 2004. Upon privatization, the portion of liabilities that will be taken over by the MOTC will be accounted for as contributed capital and recorded in stockholders’ equity.

The Labor Pension Act of ROC will be effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage.

The components of net periodic benefit costs are as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Service cost	$2,285	$1,970	$1,943
Interest cost	2,870	2,362	1,887
Expected return on plan assets	(2,196)	(1,618)	(1,226)
Termination benefit under the Program	—	—	243
Amortization of unrecognized net transition obligation	939	939	939
Amortization of unrecognized net loss	172	635	907

Net periodic benefit pension cost	$4,070	$4,288	$4,693

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$(114,289)	$(119,822)	$(126,126)
Services cost	(2,285)	(1,970)	(1,943)
Interest cost	(2,870)	(2,362)	(1,887)
Termination benefit under the Program	—	—	(243)
Actuarial loss	(8,347)	(4,557)	(8,038)
Benefits paid	7,969	2,585	3,326

Projected benefits obligation, end of year	$(119,822)	$(126,126)	$(134,911)

Change in plan assets:
Fair value of plan assets, beginning of year	$89,377	$83,478	$82,578
Actual return on plan assets	1,654	1,462	696
Employer contributions	416	223	5,922
Benefits paid	(7,969)	(2,585)	(3,326)

Fair value of plan assets, end of year	$83,478	$82,578	$85,870

Reconciliation of funded status:
Funded status	$(36,344)	$(43,548)	$(49,041)
Unrecognized net transition obligation	10,689	9,750	8,811
Unrecognized actuarial loss	17,461	21,539	29,200

Net amount recognized	$(8,194)	$(12,259)	$(11,030)

The weighted-average asset allocations:
Asset category
Time deposit	67%	73%	85%
Short-term notes	33%	23%	15%
Taiwan government securities	—%	4%	—%

	100%	100%	100%

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

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

The Company expects to contribute NT$6,100 million to the pension plans in 2005. Under the terms agreed upon for the privatization of the Company, the MOTC will assume NT$45,687 million of the pension plan obligations.

Expected benefit payments, which reflect expected future service, as appropriate, are as follows:

	Plan A	Plan B
	NT$	NT$
2005	$138,619	$350
2006	—	173
2007	—	379
2008	—	964
2009	—	836
2010-2014	—	8,727

The amounts recognized in the accompanying balance sheets at December 31 are as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Amounts recognized
Accrued pension liability	$(32,226)	$(42,199)	$(44,252)
Intangible assets—deferred pension cost	24,032	29,940	33,222

Net amount recognized	$(8,194)	$(12,259)	$(11,030)

Information for the Company’s pension plans with an accumulated benefit obligation in excess of plan assets is as follow:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Aggregate accumulated benefit obligation	$(116,332)	$(125,499)	$(130,982)

Accumulated benefit obligation—Plan A	$(116,200)	$(125,291)	$(130,643)

Fair value of plan assets—Plan A	$82,884	$81,813	$84,924

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

	Before Privatization	After Privatization
Actuarial assumptions:

Year ended December 31, 2002
Discount rate used in determining present value	1.95%	3.75%
Rate of compensation increase
All employees	2.00%	5.00%
Annuity increase for retirees	—	3.00%
Rate of return on plan assets
Plan A	1.95%	3.75%
Plan B	1.95%	3.75%

Year ended December 31, 2003
Discount rate used in determining present value	1.50%	3.20%
Rate of compensation increase
All employees	0.50%	3.50%
Annuity increase for retirees	—	2.00%
Rate of return on plan assets
Plan A	1.50%	—
Plan B	1.50%	3.20%

Year ended December 31, 2004
Discount rate used in determining present value	1.50%	3.20%
Rate of compensation increase
All employees	3.50%	2.00%
Annuity increase for retirees	3.00%	2.00%
Rate of return on plan assets
Plan A	1.50%	—
Plan B	1.50%	3.20%

The discount rate and expected return on plan assets presented in the table above is used to determine pension expense for the succeeding year. We select the expected rate of return on plan assets on the basis of a near term view of asset portfolio performance of our pension plans due to the privatization of the Company and the near term potential need for liquidity.

15. INCOME TAXES

The components of income taxes are as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Current	$12,095	$10,724	$11,101
Deferred	744	(425)	158

	$12,839	$10,299	$11,259

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations is as follows:

	Year Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Income tax expense computed at statutory tax rate	$14,232	$14,404	$15,544
Permanent differences	(99)	308	(65)
Investment tax credits	(2,095)	(4,348)	(3,379)
Other	801	(65)	(841)

Income tax expense	$12,839	$10,299	$11,259

Upon privatization in the period when the government’s ownership percentage falls below 50%, the Company will continue to be subject to a 10% tax on its undistributed earnings as required by the Income Tax Law of the ROC. As the Company is currently and has historically been required under government regulations to distribute all its earnings within six months subsequent to year end, it has been required to pay a minimal amount of tax under this regulation. For ROC GAAP purposes, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained and the liability is incurred. Upon privitization, the 10% tax on undistributed earnings will be recorded as an expense in the year of the earnings.

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

Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

	December 31
	2003	2004
	NT$	NT$
Current:
Provision for doubtful accounts	$1,614	$685
Deferred income	797	658
Accrued pension costs	15,237	15,723
Prepaid card revenues (related liability is included in “other current liabilities”)	850	735
Other, net	435	1,963

	18,933	19,764
Less—valuation allowance	1,950	2,481

	$16,983	$17,283

Non-current:
Deferred income	$2,887	$2,444
Other	1,828	244

	4,715	2,688
Less—valuation allowance	1,814	244

	$2,901	$2,444

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

The above deferred income tax assets were computed based on a tax rate of 25%. A portion of the amount included in other relates to the timing differences between US GAAP reporting and the taxable base for the 10% undistributed earnings tax. These differences are computed based on a tax rate of 10%.

16. TRANSACTIONS WITH RELATED PARTIES

As the Company is a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

a. The Company engages in business transactions with the following related parties:

Company	Relationship
TISE	Equity investee
Chunghwa System Integration(“CSI”)	Subsidiary of CHI

b. Significant transactions with the above related parties are summarized as follows:

	December 31
	2003		2004
	Amount	%	Amount	%
Payables
Accrued expenses
TISE	$—	—	$58	—
CSI	30	—	—	—

	$30	—	$58	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$632	6	$77	—
CSI	21	—	17	—

	$653	6	$94	—

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

	Years Ended December
	2002		2003		2004
	Amount	%	Amount	%	Amount	%
Operating cost and expenses
TISE	$—	—	$—	—	$193	—
CSI	—	—	96	—	121	—

	$—	—	$96	—	$314	—

Acquisition of equipment
TISE	$6,879	16	$4,471	14	$879	4
CSI	—	—	49	—	155	1

	$6,879	16	$4,520	14	$1,034	5

The foregoing acquisitions were conducted under normal commercial terms.

17. COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2004, the Company has remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,391 million, and (b) acquisitions of telecommunications equipment of NT$12,126 million.

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

December 31, 2004
NT$
Within the following year	$1,226
During the second year	984
During the third year	636
During the fourth year	332
During the fifth year and thereafter	136

$3,314

As of December 31, 2004, the Company had unused letters of credit of NT$6,147 million.

The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million was contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

18.	LITIGATION

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

19. INFORMATION ON FINANCIAL INSTRUMENTS

a. Derivative financial instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. There were no foreign currency forward exchange contracts outstanding as of December 31, 2004. The net realized exchange loss for the year ended December 31, 2004 was of NT$27 million.

b. Non-derivative financial instruments are as follows:

	December 31
	2003		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
Assets
Cash and cash equivalents	$13,553	$13,553	$29,283	$29,283
Short-term investments	—	—	9,115	9,115
Investments in unconsolidated companies, accounted for using the equity method	1,420	1,857	1,429	1,767
Refundable deposits (included in “other assets—other”)	4,018	4,018	3,357	3,357
Liabilities
Customers’ deposits	10,957	9,337	9,262	7,771
Long-term loans (including current portion)	700	700	700	700

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1)	Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

2)	Short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

3)	Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

4)	Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

5)	Customers’ deposits. The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

6)	Long-term loans (including current portion). The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the maturity dates of long-term loans.

20. SEGMENT REPORTING

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

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

a. Reportable segments:

As of and for the year ended December 31, 2002
	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$67,950	$16,135	$15,720	$63,337	$1,059	$40,525	$2,904	$207,630
Elimination of intersegment amount	(18,343)	(2,103)	(1)	(867)	(5)	(9,344)	(181)	(30,844)
US GAAP adjustments	2,184	(17)	(17)	416	—	33	(24)	2,575

Total service revenues from external customers	$51,791	$14,015	$15,702	$62,886	$1,054	$31,214	$2,699	$179,361

Operating costs and expenses, excluding depreciation and amortization	$34,112	$7,510	$11,453	$33,150	$859	$19,130	$624	$106,838
Elimination of intersegment amount	(3,896)	(5,453)	(2,500)	(13,419)	(163)	(5,243)	(170)	(30,844)
US GAAP adjustments	2,000	72	96	233	14	676	274	3,365

	$32,216	$2,129	$9,049	$19,964	$710	$14,563	$728	79,359

Unallocated corporate amount								4,003

Total operating costs and expenses, excluding depreciation and amortization								$83,362

Depreciation and amortization	$23,445	$1,353	$545	$5,304	$374	$8,974	$751	$40,746
US GAAP adjustments	(358)	(21)	(5)	(77)	(5)	(125)	(5)	(596)

	$23,087	$1,332	$540	$5,227	$369	$8,849	$746	40,150

Unallocated corporate amount								148

Total depreciation and amortization								$40,298

Income from operations	$10,393	$7,272	$3,722	$24,883	$(174)	$12,421	$1,529	$60,046
Elimination of intersegment amount	(14,447)	3,350	2,499	12,552	158	(4,101)	(11)	—
US GAAP adjustments	542	(68)	(108)	260	(9)	(518)	(293)	(194)

	$(3,512)	$10,554	$6,113	$37,695	$(25)	$7,802	$1,225	59,852

Unallocated corporate amount								(4,151)

Total income from operations								$55,701

Segment income before income tax	$10,115	$7,310	$3,741	$25,562	$(177)	$12,518	$1,489	$60,558
Elimination of intersegment amount	(14,447)	3,350	2,499	12,552	158	(4,101)	(11)	—
US GAAP adjustments	1,048	(48)	(82)	321	(6)	(346)	(224)	663

	$(3,284)	$10,612	$6,158	$38,435	$(25)	$8,071	$1,254	61,221

Unallocated corporate amount								(4,294)

Total segment income before income tax								$56,927

Segment assets	$260,407	$10,510	$14,071	$61,496	$1,448	$75,369	$14,436	$437,737
US GAAP adjustments	(47,106)	(810)	(1,734)	(4,657)	(81)	(9,353)	(4,077)	(67,818)

	$213,301	$9,700	$12,337	$56,839	$1,367	$66,016	$10,359	369,919

Unallocated corporate amount								58,734

Total segment assets								$428,653

Expenditures for segment assets	$17,760	$2,728	$879	$4,709	$—	$15,965	$1,160	$43,201

Unallocated corporate amount								59

Total expenditures for segment assets								$43,260

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

As of and for the year ended December 31, 2003
	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$64,508	$16,000	$15,620	$66,659	$595	$44,159	$2,750	$210,291
Elimination of intersegment amount	(18,145)	(2,600)	(2)	(987)	(3)	(8,582)	(132)	(30,451)
US GAAP adjustments	2,048	35	45	516	—	4	(22)	2,626

Total service revenues from external customers	$48,411	$13,435	$15,663	$66,188	$592	$35,581	$2,596	$182,466

Operating costs and expenses, excluding depreciation and amortization	$33,430	$6,528	$11,059	$33,264	$482	$19,935	$930	$105,628
Elimination of intersegment amount	(4,735)	(4,772)	(2,942)	(13,239)	(86)	(4,420)	(257)	(30,451)
US GAAP adjustments	3,516	110	163	425	15	1,191	473	5,893

	$32,211	$1,866	$8,280	$20,450	$411	$16,706	$1,146	81,070

Unallocated corporate amount								3,862

Total operating costs and expenses, excluding depreciation and amortization								$84,932

Depreciation and amortization	$22,312	$1,328	$616	$5,574	$311	$10,891	$786	$41,818
US GAAP adjustments	(248)	(11)	(11)	(52)	(3)	(86)	—	(411)

	$22,064	$1,317	$605	$5,522	$308	$10,805	$786	41,407

Unallocated corporate amount								162

Total depreciation and amortization								$41,569

Income from operations	$8,766	$8,144	$3,945	$27,821	$(198)	$13,333	$1,034	$62,845
Elimination of intersegment amount	(13,410)	2,172	2,940	12,252	83	(4,162)	125	—
US GAAP adjustments	(1,220)	(64)	(107)	143	(12)	(1,101)	(495)	(2,856)

	$(5,864)	$10,252	$6,778	$40,216	$(127)	$8,070	$664	59,989

Unallocated corporate amount								(4,024)

Total income from operations								$55,965

Segment income before income tax	$8,897	$8,221	$3,936	$28,037	$(198)	$13,548	$994	$63,435
Elimination of intersegment amount	(13,410)	2,172	2,940	12,252	83	(4,162)	125	—
US GAAP adjustments	(536)	(48)	(81)	213	(10)	(895)	(420)	(1,777)

	$(5,049)	$10,345	$6,795	$40,502	$(125)	$8,491	$699	61,658

Unallocated corporate amount								(4,044)

Total segment income before income tax								$57,614

Segment assets	$218,741	$8,870	$14,510	$65,306	$1,103	$105,098	$12,814	$426,442
US GAAP adjustments	(41,770)	(1,810)	(1,676)	(4,921)	(66)	(14,052)	(2,929)	(67,224)

	$176,971	$7,060	$12,834	$60,385	$1,037	$91,046	$9,885	359,218

Unallocated corporate amount								70,477

Total segment assets								$429,695

Expenditures for segment assets	$7,545	$1,314	$415	$7,938	$—	$14,302	$666	$32,180

Unallocated corporate amount								68

Total expenditures for segment assets								$32,248

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

As of and for the year ended December 31, 2004
	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$60,666	$14,325	$15,159	$71,216	$299	$50,194	$3,252	$215,111
Elimination of intersegment amount	(17,451)	(2,417)	(3)	(1,081)	(1)	(10,843)	(17)	(31,813)
US GAAP adjustments	1,711	36	49	137	—	(41)	(27)	1,865

Total service revenues from external customers	$44,926	$11,944	$15,205	$70,272	$298	$39,310	$3,208	$185,163

Operating costs and expenses, excluding depreciation and amortization	$34,975	$5,117	$10,728	$32,726	$273	$23,800	$1,908	$109,527
Elimination of intersegment amount	(4,125)	(3,784)	(3,070)	(12,859)	(62)	(7,591)	(322)	(31,813)
US GAAP adjustments	1,961	34	38	251	3	453	149	2,889

	$32,811	$1,367	$7,696	$20,118	$214	$16,662	$1,735	80,603

Unallocated corporate amount								3,977

Total operating costs and expenses, excluding depreciation and amortization								$84,580

Depreciation and amortization	$20,225	$835	$671	$5,946	$307	$12,464	$509	$40,957
US GAAP adjustments	(227)	(10)	(11)	(56)	(4)	(104)	—	(412)

	$19,998	$825	$660	$5,890	$303	$12,360	$509	40,545

Unallocated corporate amount								158

Total depreciation and amortization								$40,703

Income from operations	$5,466	$8,373	$3,760	$32,544	$(281)	$13,930	$835	$64,627
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	61	(3,252)	305	—
US GAAP adjustments	(23)	12	22	(58)	1	(390)	(176)	(612)

	$(7,883)	$9,752	$6,849	$44,264	$(219)	$10,288	$964	64,015

Unallocated corporate amount								(4,135)

Total income from operations								$59,880

Segment income before income tax	$5,628	$8,586	$3,929	$32,540	$(283)	$14,317	$760	$65,477
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	61	(3,252)	305	—
US GAAP adjustments	746	25	(8)	139	3	(168)	(163)	574

	$(6,952)	$9,978	$6,988	$44,457	$(219)	$10,897	$902	66,051

Unallocated corporate amount								(3,874)

Total segment income before income tax								$62,177

Segment assets	$199,136	$6,406	$13,834	$65,831	$648	$106,402	$15,376	$407,633
US GAAP adjustments	(40,132)	(1,421)	(1,452)	(5,275)	(43)	(16,108)	(1,831)	(66,262)

	$159,004	$4,985	$12,382	$60,556	$605	$90,294	$13,545	341,371

Unallocated corporate amount								97,050

Total segment assets								$438,421

Expenditures for segment assets	$4,475	$309	$255	$5,512	$—	$11,572	$722	$22,845

Unallocated corporate amount								44

Total expenditures for segment assets								$22,889

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

b. Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Years Ended December 31
	2002	2003	2004
	NT$	NT$	NT$
Taiwan, ROC	$173,127	$176,429	$180,031
Overseas	6,234	6,037	5,132

	$179,361	$182,466	$185,163

c. Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.04 million and NT$0.02 million at December 31, 2003 and 2004, respectively, are located in Taiwan, ROC.