Form 20-F
period 2005-12-31
CHUNGHWA TELECOM CO LTD
filed 2006-05-26
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

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

9,647,724,900 Common Shares

246,043,119 American Depositary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐     Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2005

i

SUPPLEMENTAL INFORMATION

All references to “we,” “us,” “our” and “our company” in this annual report are to Chunghwa Telecom Co., Ltd. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd., The Bank of New York, as depository, and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Ministry of Transportation and Communications” are to the Ministry of Transportation and Communications of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, and “US GAAP” means the generally accepted accounting principles of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data of the Company for a particular year refer to the fiscal year of the Company ending December 31 of that year.

When we refer to our “privatization” or our being “privatized” in this annual report, we mean our status as a non-state-owned entity after the government reduces its ownership of our outstanding common shares, including our common shares owned by entities majority-owned by the government, to less than 50%. We were privatized in August 2005.

We publish our financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

This annual report contains forward-looking statements, including statements regarding:

•	our business and operating strategy;

•	our network expansion plans;

•	our business, operations and prospects;

•	our financial condition and results of operations;

•	our dividend policy;

•	the telecommunications industry regulatory environment in Taiwan; and

•	future developments in the telecommunications industry in Taiwan.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The Company has been privatized as a result of secondary ADR offering and concurrent domestic auction of our common shares since August 12, 2005. The privatization enables us to develop our business and respond to changing market conditions more rapidly and efficiently.

A. Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2003, 2004 and 2005, and the selected balance sheet data as of December 31, 2004 and 2005, set forth below are derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to these financial statements and the related notes. The selected income statement and cash flow data for the years ended December 31, 2001 and 2002, and the selected balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from our audited financial statements not included in this annual report.

	As of or for the year ended December 31,
	2001	2002	2003	2004	2005
	(in billions, except per share and per pro forma ADS information)
	NT$	NT$	NT$	NT$	NT$	US$
Income Statement Data:
Revenues	184.4	179.4	182.5	185.2	184.7	5.6

Operating costs and expenses:
Costs of services(1)	72.7	58.1	59.6	60.3	70.1	2.1
Marketing(1)	21.9	20.2	20.0	19.3	23.7	0.7
General and administrative(1)	3.5	2.7	2.7	2.5	3.5	0.1
Research and development(1)	2.8	2.4	2.6	2.5	3.1	0.1
Depreciation and amortization—costs of services	36.6	37.9	39.2	38.4	38.8	1.2
Depreciation and amortization—operating expenses	2.3	2.4	2.4	2.3	2.4	0.1

Total operating costs and expenses	139.8	123.7	126.5	125.3	141.6	4.3
Operating income	44.6	55.7	56.0	59.9	43.1	1.3
Other income(2)	3.7	2.5	2.2	2.7	4.0	0.1
Other expenses(3)	1.4	1.3	0.6	0.4	1.1	—

Income before income tax	46.9	56.9	57.6	62.2	46.0	1.4
Income tax	9.5	12.8	10.3	11.3	12.7	0.4

Net income	37.4	44.1	47.3	50.9	33.3	1.0

Net income per share(4)	3.87	4.57	4.90	5.28	3.45	0.11
Net income per pro forma equivalent ADS(5)	38.73	45.70	49.04	52.78	34.51	1.05

Balance Sheet Data:
Cash and cash equivalents	4.6	7.6	13.5	29.3	41.9	1.3
Property, plant and equipment—net	336.4	338.4	329.7	311.6	293.5	8.9
Total assets	411.4	428.6	429.7	438.4	395.2	12.0
Total debt	17.0	17.7	0.7	0.7	0.5	—
Total liabilities	121.7	128.6	118.9	119.7	67.4	2.0
Capital stock	96.5	96.5	96.5	96.5	96.5	2.9
Total stockholders’ equity	289.7	300.0	310.8	318.7	327.8	10.0

Cash Flow Data:
Net cash provided by operating activities	73.1	91.3	93.6	91.6	86.2	2.6
Net cash used in investing activities	(53.7)	(55.3)	(32.2)	(32.4)	(28.0)	(0.8)
Net cash provided by (used in) financing activities	(38.9)	(33.0)	(55.5)	(43.4)	(45.5)	(1.4)

	As of or for the year ended December 31,
	2001	2002	2003	2004	2005
	(in billions, except per share and per pro forma ADS information)
	NT$	NT$	NT$	NT$	NT$	US$
Capital expenditures	52.9	43.3	32.2	22.9	22.9	0.7

Other: (6)
Cash dividends declared per share	3.50	4.00	4.50	4.70	4.30	0.13
Stock dividends declared per share					0.20	0.01

(1)	Excludes related depreciation and amortization.
(2)	Includes interest income of NT$649 million, NT$187 million, NT$100 million, NT$224 million and NT$452 million (US$14 million) for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively.
(3)	Includes interest expense of NT$392 million, NT$171 million, NT$43 million, NT$5 million and NT$2 million (US$0.1 million) for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively.
(4)	Net income per share is the same on both an undiluted and a fully diluted basis.
(5)	Each equivalent ADS represents ten of our common shares.
(6)	Dividend distributed under ROC GAAP.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.80 = US$1.00, which was the noon buying rate in the City of New York for cable transfers of New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. This translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that or any other rate or at all. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period- End
2001	33.91	35.13	32.23	35.00
2002	34.53	35.16	32.85	34.70
2003	34.40	34.98	33.72	33.99
2004	33.27	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
November	33.29	33.71	33.39	33.51
December	33.58	33.56	32.80	32.80
2006
January	32.04	32.59	31.83	31.97
February	32.32	32.65	31.97	32.40
March	32.46	32.62	32.28	32.42
April	32.29	32.54	31.90	31.90
May (through May 21)	31.60	31.90	31.28	31.89

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Company and the Taiwan Telecommunications Industry

We were privatized in August 2005, so we have a very limited history of operations as a non-state-owned enterprise. We may not enjoy the benefits of privatization as quickly or at the level that we expect.

Before we were privatized in August 2005, our business and operations were subject to extensive regulations under the applicable Republic of China laws, rules and regulations. As a result, we only have a very limited history of operations as a non-state-owned enterprise. We cannot assure you that we will be successful in achieving the benefits we expect from our privatization, such as increased management flexibility in implementing measures to improve our cost structure, efficiently operate our business and expand into new businesses in a timely manner or at all. Factors that may cause the actual benefits we may enjoy from privatization to deviate from our expectations include:

•	adverse developments in our relations with our labor union that affect our costs, including with respect to pension and other benefits, and efficient management of our workforce;

•	costs and inefficiencies associated with replacing employees who retire or depart from our company in connection with our privatization;

•	increased costs with respect to our plans to incentivize employees through contributions to employee child education funds, performance-based cash bonuses and company subsidized purchases by employees of our common shares;

•	changes in regulations affecting us following our privatization; and

•	the speed with which we are able to implement more efficient procurement and other management systems, and the resulting levels of cost savings.

If we fail to maintain a good relationship with our labor union, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

We currently have the largest labor union in Taiwan. As of March 31, 2006, substantially all of our employees were members of our principal labor union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. In particular, our labor union initiated a demonstration in August 2000 to express concerns over job security after our privatization. Furthermore, following our failure to sign the collective agreement proposed by the labor union, the union resolved on December 5, 2004 to hold strikes anytime before our privatization. In response to our proposed privatization, the labor union held a strike on May 17, 2005. The labor union also strongly opposed our privatization and has threatened to launch a nationwide strike or take other forms of action to hinder our privatization. In addition, one of our 15 directors has been designated by the Republic of China government as a labor union representative on our board. Any deterioration of our relationship with our labor union could result in work stoppages or worker unrest. Any work stoppage or strike or any threat to take such an action could disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation. In addition, we expect the collective agreement which was entered into between us and our labor union on January 6, 2006 and commenced in effect from March 3, 2006 will result in our having to incur higher costs in connection with the implementation of certain incentive programs, including employee skill development programs, as well as employee child education funds, company subsidized share purchases by employees, and discretionary, performance-based cash bonuses. We cannot accurately quantify the increase in costs at this time, but we expect that it may be material.

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

We have faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, the Republic of China government enacted legislation in 1996 that sets the guidelines for competition in the Taiwan telecommunications industry. Multiple licenses to operate fixed line, cellular, paging and other services have been issued since 1996. Since June 2001, three additional operators have begun providing fixed line services, and since August 2001, licenses have been granted to four undersea cable operators to engage in the undersea cable leased-circuit business. In addition, the government awarded third generation cellular services concessions to five companies in February 2002, including two new cellular operators. Since early 2004, the government has also issued four mobile virtual network operator licenses that allow operators without a spectrum allocation to provide cellular services by leasing the network capacity and facilities from a licensed cellular service provider. Local loop unbundling of voice was completed in June 2004, and we completed negotiations on full unbundling local loop with one fixed line operation in July 2005. While we expect competition to intensify from local loop unbundling, we believe its impact will be limited. Many of our competitors are in alliances with leading international telecommunications service providers and have access to financial and other resources or technologies that may not be available to us. Further, as the government continues to liberalize the telecommunications market, such as through the issuance of new licenses or establishment of additional networks, our market position and competitiveness could be adversely affected.

Focus of competition among mobile service providers in Taiwan has gradually shifted from 2G to 3G as some mobile service providers currently offering 2G services, including our company, began offering 3G services in 2005 and one new 3G service provider also entered the market in that year.

We may also be subject to competition from providers of new telecommunications services as a result of technological development and the convergence of various telecommunications services. In particular, as a result of technological innovations and other factors, we have been facing competition from alternative means of communication, including voice over Internet protocol, high-speed cable Internet service, cable telephony, e-mail and wireless services. Providers of these products and services include cable television companies, direct broadcast satellite companies and digital subscriber line resellers.

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

The Taiwan telecommunications industry has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. Developments of new technologies have rendered some less advanced technologies unpopular or obsolete. For example, our paging services have declined significantly since the introduction of the mobile services. As a result, we recognized an impairment charge of NT$343 million (US$10.5 million) in 2005. If we fail to develop, or to obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, then we may lose our customers and market share and become less profitable. For example, we recently began offering multimedia on demand services on a limited basis. Although we were not, and are not, in compliance with some applicable ownership restrictions under the Cable Radio and Television Law of the Republic of China, we were nevertheless granted a cable operator license by the Government Information Office. However, we cannot assure you that fines will not be imposed and our cable operator license will not be revoked. Moreover, our plans to introduce voice over Internet protocol telephone services have also been delayed because the applicable regulatory authority has not issued the requisite approvals to any operator.

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

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2005, we had capital expenditures in relation to our network infrastructure and information technology systems of NT$22.9 billion. Of this amount, we had capital expenditures of NT$5.2 billion in our fixed line services, NT$4.4 billion in our cellular services, NT$12.7 billion in our Internet and data services and NT$0.6 billion in other areas. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet customers’ demand, thus impairing our expected return from our investments.

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

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. For example, Chunghwa Investment Co., Ltd, a company in which we hold a 49% interest and which we account for using the equity method, suffered losses in 2004. As a result, the carrying value of Chunghwa Investment in our financial statements was reduced from NT$987 million in 2003 to NT$930 million in 2004. These losses were partially attributable to the write-off of certain short-term investments in the amount of NT$80 million that were not authorized by Chunghwa Investment, but were made by the then chairman of Chunghwa Investment, Mr. Jing-Biao Hu, who was removed from office on December 31, 2004. In addition, another of our investments, the Taipei Financial Center Corporation, in which we hold an 11.8% interest and which we account for using the cost method, has only recently commenced commercial operations after completion of construction in December 2004 of Taipei 101, which it owns and which is the tallest building in Taiwan. In 2005, we recognized a loss of NT$740 million (US$22.6 million) in relation to this investment. We cannot assure you that any unprofitable equity investments will not materially or adversely affect our results of operations or financial condition.

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

We are pursuing a number of new growth opportunities in the broader telecommunications industry, including wireless data services, multimedia on-demand services and voice over Internet protocol services. These opportunities involve new services for which there are no proven markets. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies, such as third generation cellular telecommunications technologies, may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our wireless data services is substantially dependent on the availability of wireless data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our wireless data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, then our revenue growth and profitability, as well as our financial condition and results of operations, will be materially and adversely affected.

We depend on select personnel and could be affected by the loss of their services.

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation.

Our largest shareholder may take actions that conflict with our public shareholders’ best interests.

As of April 26, 2006, the most recent practicable date, the Republic of China government, through the Ministry of Transportation and Communications, owned approximately 41.37% of our outstanding common shares. Accordingly, the government, through its control over our board, may continue to have the ability to control our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual operation and projects budget;

•	the composition of our senior management;

•	the timing and distribution of dividends; and

•	the election of a majority of our directors and supervisors.

In addition, pursuant to the Republic of China Telecommunications Act and our articles of incorporation, our board of directors approved the issuance of two preferred shares on March 28, 2006. The Ministry of Transportation and Communications, as the holder of these preferred shares, has the rights to veto any change in our name or our business and any transfer of the whole or the main part of our business or property and to act as a director and supervisor. These preferred shares are non-transferable and will be redeemed by us three years after the date of their issuance at their par value.

The value of your investment may be reduced by future sales of our ADSs or common shares by us, by the Republic of China government or by other shareholders.

The government may continue to sell our common shares following our privatization. Sales of substantial amounts of ADSs or common shares by the government or any other shareholder in the public market, or the perception that future sales may occur, could depress the prevailing market price of our ADSs and common shares.

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

The market value of your investment may fluctuate due to financial results released in the Republic of China that are prepared on a basis that is different from generally accepted accounting principles in the United States

Our ongoing financial reporting with the U.S. Securities and Exchange Commission, or SEC, are currently under US GAAP and we plan to begin the preparation of our financial reporting with the SEC under generally accepted accounting principles in the Republic of China, or ROC GAAP, with reconciliation to US GAAP in accordance with the requirements of the SEC in 2008. Before we were privatized, under laws and regulations applicable to state-owned enterprises, our financial statements prepared for reporting purposes in the Republic of China were subject to government review and audit, and the government had required adjustments to be made to our internally prepared and audited financial statements prior to approving our official government audited financial statements. These adjustments had affected our reported revenues, expenses, income before tax and income available for distribution of dividends. However, these adjustments had not had any material impact on our financial statements presented in this annual report. The financial statements presented in this annual report were not subject to adjustment under the government review and audit process. Our reported financial condition and results of operations under US GAAP and under other accounting principles and standards may differ significantly. The price of our common shares trading on the Taiwan Stock Exchange may be based on, among other things, our financial statements prepared for ongoing reporting purposes in the Republic of China, and this in turn may affect the market price of our ADSs.

We may be sanctioned or lose our licenses for violations of limits on foreign ownership of our common shares and these limits may materially and adversely affect our ability to obtain financing.

The laws of the Republic of China limit foreign ownership of our common shares. Currently, the Ministry of Transportation and Communications limits direct and indirect foreign ownership of our common shares to 40%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. In addition, the Cable Radio and Television Law, under which we operate our multimedia on demand business, provides that direct foreign ownership in a cable operator may not exceed 20% of the total outstanding shares, and that the combined direct and indirect foreign ownership in a cable operator may not exceed 60% of the total outstanding shares. We were granted a license under this law, even though we were not, and are not, in compliance with this and other ownership restrictions. Since we are unable to control ownership of our common shares or ADSs representing our common shares, and because we have no ability to stop transfers among shareholders, to force particular shareholders to sell their shares, or otherwise remedy a breach of these foreign ownership limits, we may lose our licenses through no fault of our own and we do not have any effective means to protect our business from this risk. These limitations may also materially and adversely affect our ability to obtain adequate financing to fund our future capital requirements or to obtain strategic partners, and alternate forms of financing may not be available on terms favorable to us or at all.

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

Investor confidence in us may be adversely impacted if we or our independent registered public accountants are unable to attest to the effectiveness of our internal control over financial reporting as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in its Annual Report on Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accountants must attest to and report on the design and operating effectiveness of and management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending on December 31, 2006.

We cannot assure you that our management will be able to conclude that our internal control over financial reporting is effective when the requirements of Section 404 become applicable to us. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still conclude that our internal control is not effective due to any inability to fully remedy the material weaknesses already reported to our audit committee by our independent registered public accounting firm or additional material weaknesses that may be identified during the Section 404 audit process or other reasons. Furthermore, during the course of the evaluation, documentation and attestation, we may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Implementation of the Alternative Minimum Tax may affect our effective tax rate.

According to the recently implemented Alternative Minimum Tax, or the AMT, Act effective from January 1, 2006, a company will be subject to a 10% AMT if its alternative minimum taxable annual income exceeds NT$2 million, and an individual will be subject to a 20% AMT if his or her annual income exceeds NT$6 million. The imposition of the AMT is designed to remedy the current excessive tax incentives for individuals and businesses. For businesses, the income items that are exempted under relevant tax regulations, such as the Statute for the Establishment and Administration of the Science-Based Industrial Park (now known as the Hsinchu Science Park), or SEASIP, and the Statute for Upgrading Industries, or “SUI”, will now be subject to the new AMT system and added back into the calculation of business taxpayers’ aggregate incomes. We will pay AMT if our tax payable under this revised calculation at the AMT rate of 10% exceeds the tax which would otherwise have been payable under the ordinary taxable income calculation and the ordinary corporate tax rate of 25%. The AMT Act also provides that businesses already qualified for five-year tax holidays before December 31, 2005 may continue to enjoy tax incentives and not be subject to AMT, so long as the construction of their investment projects breaks ground within one year and is completed within three years of the implementation of the AMT Act.

Risks Relating to the Republic of China

Any further economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In recent years, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Taiwan and the rest of Asia, which has resulted in a depressed property market and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. Although economic conditions in Taiwan improved since 2003, the global slowdown in technology expenditures has also from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. We cannot assure you that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by a deterioration in the Taiwan economy.

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

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the Republic of China and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Furthermore, the PRC government passed an Anti-Secession Law in March 2005, which authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. In February 2006, the president of Taiwan ceased activities of the country’s National Unification Council, a committee established to assist Taiwan in its efforts to reunite with the PRC. Such cease is commonly viewed as having a detrimental effect to reunification efforts between the two countries. Past developments in relations between the Republic of China and the PRC have on occasion depressed the market prices of the securities of companies in the Republic of China. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

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

Our corporate affairs are governed by our Articles of Incorporation, the Telecommunications Act, the Statute of Chunghwa Telecom Co., Ltd., and by the laws governing corporations incorporated in the Republic of China. The rights of shareholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major shareholders of Taiwan companies do not owe fiduciary duties to minority shareholders. In addition, before we were privatized, our corporate affairs are governed by laws and regulations not generally applicable to other Taiwan companies. Therefore, holders of our common shares and ADSs may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public shareholders of a United States corporation.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Taiwan securities market.

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.2 in February 2000 and subsequently fell to a low of 3,446.3 in October 2001. During 2005, the Taiwan Stock Exchange Index peaked at 6,575.53 on December 29, 2005, and reached a low of 5,632.97 on October 28, 2005. On April 28, 2006, the Taiwan Stock Exchange Index closed at 7,171.77. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

Under the Republic of China Foreign Exchange Control Law, the Executive Yuan of the Republic of China may, without prior notice but subject to subsequent legislative approval rendered within ten days from such imposition, impose foreign exchange controls or other restrictions in the event of, among other things, a material change in domestic or international economic conditions which might threaten the stability of the domestic economy in Taiwan.

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

In addition, under the current laws of the Republic of China, you will be required to be registered as a foreign investor with the Taiwan Stock Exchange for making investments in the Republic of China securities market prior to your withdrawal and holding of common shares represented by the ADSs. You will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise shareholders’ rights and perform other functions as holders of ADSs may designate. You must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without the relevant registration and appointment of the local agent and custodian and the opening of the trading account and bank account, you will not be able to hold, subsequently sell or otherwise transfer our common shares withdrawn from the ADSs facilities on the Taiwan Stock Exchange.

Our actual financial results in 2006 may differ materially from our announced full year guidance for 2006.

On May 1, 2006, we announced our guidance for 2006 prepared in accordance with ROC GAAP and the requirements of the Taiwan Stock Exchange. In particular, we estimated that for the year ending December 31, 2006, our revenues will be NT$184.2 billion, income before income tax will be NT$55.7 billion, net income will be NT$44.2 billion and earnings per share will be NT$4.56. These projections were based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described in this annual report. These projections were not prepared with a view towards compliance with published guidelines of the SEC, the U.S. Public Company Accounting Oversight Board or generally accepted accounting principles and, accordingly, you should not rely on this information. In particular, projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time. You should not regard the inclusion of the projections described above as a representation by us, or any other person that these projections or the assumptions underlying the projections will be achieved.

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

We were established as a company on July 1, 1996 as a result of the separation of the business and regulatory functions of the Directorate General of Telecommunications. We were privatized in August 2005.

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

In 2005, our revenues were NT$184.7 billion (US$5.6 billion), our net income was NT$33.3 billion (US$1.0 billion) and our net income per share was NT$3.45 (US$0.11).

We incurred capital expenditures totaling NT$22.9 billion (US$0.7 billion) in 2005, of which, 22.5% was spent on fixed line services, 19.4% on cellular services, 55.4% on Internet and data services and 2.7% on other items. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Competitive Strengths

We believe that we are well positioned to take advantage of growth opportunities in the telecommunications market in Taiwan as new technologies evolve. In particular, we have maintained our leading market share in cellular and Internet and data services since the opening of the Taiwan telecommunications market to competition in June 2001. Furthermore, we have enjoyed greater flexibility in making purchasing decisions after we were privatized in August 2005. In addition, our responsiveness to market conditions has been enhanced by the shortening in May 2002 of the approval period for primary tariff adjustments and promotional packages from 40 to 14 days.

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

Broad network coverage. The breadth of our network and our ownership of the so called “last mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provide us with access to existing and potential customers and creates a platform for expanding our services. As of December 31, 2005, substantially all of our installed telephone lines are capable of delivering asymmetrical digital subscriber line services. In addition, our cellular services network provides nationwide coverage. Our large cellular spectrum allocation together with our network of 8,413 base stations position us well for the continued expansion of our cellular services in Taiwan.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom” and “HiNet” have a reputation for quality, reliability and technology. In particular, we are the leading Internet service provider in Taiwan through HiNet. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 27 operations offices, 312 service centers and six integrated call centers. We also offer comprehensive and high-quality point of sale and after sale services, and we provide web-based customer services. Moreover, our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In the Reader’s Digest Super Brands Award 2005, we stood out and won Platinum Award of Telecom Company in Taiwan.

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

Established position in growing markets. Revenues from our cellular and Internet and data services have increased from 55.8% of revenues in 2003 to 62.3% in 2005. We expect our cellular and Internet and data services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement as well as the marketing of our products and services.

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

Advanced network technology. Since January 1, 2003, we have spent in excess of NT$11.5 billion on capital expenditures, including developing advanced networks, such as an asymmetrical digital subscriber line network, a high-speed Internet protocol backbone network and a third generation cellular services network. Our investment in network infrastructure places us in a position to capture a significant share of Internet-related and high-speed data transmission business.

Research and development expertise. We employ over 1,172 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2005, our research and development expenses, excluding depreciation and amortization, accounted for 1.7% of our revenues. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

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

Fixed line: Our strategy for fixed line services is to maintain our substantial market share of the local telephone market following deregulation of international and domestic long distance telephone services in June 2001 and local loop unbundling of voice in June 2004. We have introduced voice over Internet protocol services and plan to launch phone-to-phone and phone-to-PC voice over Internet protocol services in the second half of 2006, subject to our obtaining the approval of the Directorate General of Telecommunications. We plan to introduce value-added services for the local telephone market, such as personal ring back tone. We also seek to enhance customer loyalty by promoting virtual private network and information communication systems integration services targeted at our enterprise customers. We are currently developing a detailed business plan for the migration to next-generation networks. Although our core backbone and public switched telephone network is the initial focus of this migration, we expect our entire fixed line network to be eventually based on a fully integrated Internet protocol telephony system.

Cellular: Our strategy for our existing 2G cellular services, which uses the global system for mobile communications standard, is to continue to expand service offerings that take advantage of our strong customer base and extensive network coverage. In particular, we will focus on increasing our average revenue per subscriber by expanding our post-paid subscriber base and increasing take-up of wireless value-added services, such as our “emome” mobile Internet service, Java games, ring back tone services and video streaming. Furthermore, we launched our third generation cellular service based on a wideband code division multiple access technology on July 26, 2005. Our strategy with respect to our third generation cellular service includes the following initiatives:

•	taking advantage of our ability to provide services using either the global system for mobile communications or wideband code division multiple access standards and offer seamless service to customers with dual mode handsets, which enable our customers to enjoy the benefits of network coverage while retaining their global system for mobile communications cellular phone number. In order to meet the demand from our customers for high-speed wireless data access, we adopted high-speed downlink packet access technology and continued developing third-generation cellular technology;

•	encouraging our high-end customers, who are more likely to demand wireless Internet services with higher data speed access capabilities, to use our third generation cellular services by offering attractive service packages;

•	converging fixed line and cellular services to provide customers with access to personalized information through personal computers, personal digital assistants or cellular handsets; and

•	taking advantage of our superior brand and network quality to attract our competitors’ subscribers.

Internet and data: Our strategy for Internet and data services is to continue to build on the success of our HiNet Internet services and asymmetrical digital subscriber line access services. We seek to complement the Republic of China government’s plan to grow the broadband subscriber base to 6 million subscribers by the end of 2007, of which we aim to capture at least an 80% share, or 4.8 million subscribers. We are the leading provider of broadband Internet access in Taiwan, with a significant market share as of December 31, 2005. We have successfully migrated many of our customers from low-speed to higher-speed Internet access services. Approximately 59% of our broadband customers subscribe for downlink speeds of over 2 megabits per second, and the average downlink speed of our Internet subscribers, defined as the total downlink speed subscribed divided by the total number of subscribers, increased from 0.6 Mbps as of December 31, 2002 to 2.14 Mbps as of December 31, 2005. We are developing new media to provide both higher-speed access as well as attractive content to our customers. We are continuing our build-out of fiber-to-the-building infrastructure, and continually enhancing our Internet value-added services, such as online gaming, Internet music, Internet banking and Internet protocol video services, including multimedia on demand and hiChannel. We are currently developing voice over Internet protocol services, including best effort and carrier class services.

Bundled services: We believe bundled services are effective in encouraging usage and enhancing customer loyalty. We intend to increase our offerings for bundled services. In particular, we believe we are uniquely positioned to provide our customers with fully integrated solutions across fixed line, cellular and Internet platforms. Our “Friends and Family” service, which offers customers preferential rates, has attracted over 1.6 million subscribers. In addition, we provide a wide range of bundled services customized to meet the needs of our enterprise customers.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. In particular, we have extended the focus of our business customer services group from major accounts to include small and medium enterprises. Our business customer service group is staffed by approximately 800 professionals and offers packaged and customized services, innovative telecommunications solutions and dedicated customer support. We have completed the integration of all of our call centers, which can now be reached by a single calling number “123.” We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an information system. We also offer consolidated billing for our customers who use multiple services. We began to provide an e-bill service option to our customers in August 2005. Moreover, we have put in place processes to enhance bill collection and improve the quality of our billing services. To improve the quality of our customer services, we implemented a customer relationship management system, which encompass, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

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

Capital expenditures: Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are currently finalizing plans for the gradual upgrade of our entire public switched telephone network to a next-generation network. Next-generation Internet protocol switches will have substantially more capacity and greater upgrade flexibility, and should result in savings from a reduced number of switching centers, and related property, materials and personnel costs. We have also devoted resources toward the expansion of our third generation cellular network and the continuing build-out of our fiber-to-the-building infrastructure.

Personnel costs: We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2001, which resulted in a reduction in our workforce of 6,480 employees, or approximately 20% of our total workforce before the implementations of these voluntary retirement programs. We also offered a number of voluntary retirement programs between July 1, 2003 and April 30, 2006 which resulted in reductions of 3,712 employees. On the other hand, we also hired more than 400 new employees after privatization. In addition, we will further align our organizational structure by integrating our various operating units and departments on the local level. We will also continue to reallocate our personnel from traditional fixed line services to our growing businesses and to our marketing and customer services departments, as well as exploring outsourcing opportunities where we deem appropriate.

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

Maintain focus on maximizing shareholder value

We are committed to maximizing shareholder value, and intend to maintain our high dividend payout policy. We have historically maintained a conservative capital structure, and we were in a net cash position as of March 31, 2006. Following our privatization, we have more flexibility to implement capital management initiatives, including possible repurchases of our outstanding common shares and increases in our leverage through debt financing. We bought back 192,000,000 shares between February 10, 2006 and April 9, 2006 and plan to cancel those shares before August 9, 2006.

B. Business Overview

Our Principal Lines of Business

The following table sets forth our revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2003		2004		2005
	(in billions, except percentages)
	NT$		NT$		NT$
Fixed line:
Local	48.4	26.5%	44.9	24.3%	40.7	22.1%
Domestic long distance	13.4	7.4	12.0	6.4	11.0	5.9
International long distance	15.7	8.6	15.2	8.2	14.6	7.9

Total fixed line	77.5	42.5	72.1	38.9	66.3	35.9

Wireless:
Cellular	66.2	36.3	70.3	38.0	73.0	39.5

Paging	0.6	0.3	0.3	0.2	0.1	0.1

Total wireless	66.8	36.6	70.6	38.2	73.1	39.6

Internet and data:
Internet	25.9	14.2	29.5	15.9	32.1	17.3

Data	9.7	5.3	9.8	5.3	10.1	5.5

Total Internet and data	35.6	19.5	39.3	21.2	42.2	22.8

Other	2.6	1.4	3.2	1.7	3.1	1.7

Total revenues	182.5	100.0%	185.2	100.0%	184.7	100.0%

Fixed Line

The provision of fixed line services is one of our principal business activities. We are the largest provider of local, domestic long distance and international long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other cellular and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from fixed line services were NT$77.5 billion, or approximately 42.5% of our revenues, in 2003, NT$72.1 billion, or approximately 38.9% of our revenues, in 2004, and NT$66.3 billion, or approximately 35.9% of our revenues, in 2005. Owing primarily to the expansion of our broadband and cellular services, we expect that revenues from our fixed line business will continue to decline as a percentage of our total revenues.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$
Local telephone revenues:
Usage	18.2	16.3	14.6
Subscription	17.6	18.0	18.2
Interconnection	3.6	3.1	3.0
Pay telephone	0.6	0.4	0.2
Other	8.4	7.1	4.7

Total	48.4	44.9	40.7

We provide local telephone services to over 13.2 million subscribers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised approximately 26.5%, 24.3% and 22.1% of our revenues in 2003, 2004 and 2005, respectively. Approximately 75% of our local telephone subscribers as of December 31, 2005 were residential customers, accounting for approximately 61.8% of our local telephone revenues in 2005. We are currently the leader of the local telephone service market, with an average market share of approximately 98.4%, 97.9% and 97.4% in 2003, 2004 and 2005, respectively.

The following table sets forth information with respect to our local telephone subscribers and penetration rates as of the dates indicated.

	As of December 31,
	2003	2004	2005
	(in thousands, except percentages and per household data)
Taiwan population(1)	22,605	22,689	22,770
Fixed line subscribers:
Residential	9,892	9,950	9,942
Business	3,245	3,292	3,319

Total	13,137	13,242	13,261

Growth rate (compared to the same period in the prior year)	1.2%	0.8%	0.1%
Penetration rate (as a percentage of the population)	58.1%	58.4%	58.2%
Lines in service per household	1.40	1.39	1.36

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local subscriber lines has historically been driven by population growth. In each of 2003, 2004 and 2005, fixed line subscriber growth slowed compared to prior periods, primarily due to market saturation and competition.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in millions, except percentages)
Minutes from local calls(1)(2)	29,125	24,548	21,116
Growth rate (compared to the same period in the prior year)	(15.0)%	(15.7)%	(14.0)%

(1)	Includes minutes from local calls made on pay telephones.
(2)	Calls to our HiNet service, which are recorded as part of our Internet and data services, are not included in our local call minutes or revenues.

Minutes from local calls have declined as non-HiNet narrowband subscribers migrate to broadband Internet services, which do not require dial-up telephone access. This decline was also due to traffic migration to broadband and cellular services. As a result of our promotion in 2005 of lower speed asymmetrical digital subscriber line services, we have experienced that some non-HiNet dial-up customers migrated to asymmetrical digital subscriber line service, which has also contributed to a continued decline of minutes from local calls. However, we believe the rate of migration of traffic from fixed line services to broadband and cellular services is slowing.

We charge our local telephone service subscribers a monthly fee and a usage fee. We also charge separate fees for some value-added services. The monthly fees for our primary tariff plans are NT$70 with a deductible on usage fees of NT$25 for residential customers and NT$295 for business customers. Our primary peak time usage fee is NT$1.6 for three minutes or NT$2.7 for ten minutes, depending on the tariff plan selected by the subscriber, and our off-peak usage fee is NT$1.0 for ten minutes. Our usage fees are the same for residential and business customers. We reduced our local tariffs in April 1997, April 2000 and January 2001.

The following table sets forth information with respect to the average local usage charge per minute for the periods indicated.

	Year ended December 31,
	2003		2004		2005
Average local telephone usage fee (per minute)	NT$	0.65	NT$	0.68	NT$	0.70
Growth rate (compared to the same period in the prior year)		3.2%		4.6%		2.9%

Average per minute usage charges increased from NT$0.65 per minute in 2003 to NT$0.68 per minute in 2004 and to NT$0.7 per minute in 2005. The increases were primarily due to a decline in demand for our discounted Internet tariff packages as a result of a migration of non-HiNet dial-up subscribers to our asymmetrical digital subscriber line services.

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

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Revenues from domestic long distance telephone services comprised approximately 7.4%, 6.4%, and 5.9% of our revenues in 2003, 2004 and 2005, respectively. Our average market share in the domestic long distance market was 88.2%, 86.4% and 84.7% in 2003, 2004 and 2005, respectively. Residential customers accounted for approximately 62.4% of our domestic long distance revenues in 2005.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in millions, except percentages)
Minutes from domestic long distance calls	6,195	5,621	5,131
Growth rate (compared to the same period in the prior year)	(9.3)%	(9.3)%	(8.7)%

Minutes of use for domestic long distance calls have been declining as a result of traffic migration to cellular services and competition from other fixed line operators. We expect the decline minutes of use for fixed line services to continue in the future because of the same reasons. However, we believe that the rate of migration to cellular services is slowing.

The following table sets forth information with respect to the average domestic long distance usage charge per minute for the periods indicated:

	Year ended December 31,
	2003		2004		2005
Average domestic long distance usage charge (per minute)	NT$	1.63	NT$	1.65	NT$	1.65
Growth rate (compared to the same period in the prior year)		—		1.2%		0%

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.035 per second. Our current domestic long distance rate for off peak hours is NT$0.025 per second. The rates for both peak hours and off peak hours are the same for residential and business customers. Our average domestic long distance usage charge per minute increased 1.2% from 2003 to 2004, mainly due to a greater decrease in minutes of use during off peak hours than during peak hours. Our average domestic long distance usage charge per minute remained flat between 2004 and 2005.

We provide so-called “intelligent” network services over our domestic long distance network, including toll free calling, universal number, televoting, premium rate service and virtual private networks. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Revenues from international long distance telephone services comprised approximately 8.6%, 8.2% and 7.9% of our revenues in 2003, 2004 and 2005, respectively. Residential customers generated approximately 35.8% of our international long distance revenues during 2005. In addition, we provide wholesale international long distance services to international simple resale operators who do not possess their own telephone network or infrastructure.

We believe other fixed line operators consider the international long distance market to be their primary focus. Our average market share of the international long distance market was approximately 60.1%, 61.3% and 57.8% in 2003, 2004 and 2005, respectively. Our market share declined in 2005 primarily because of competition and the inclusion by another operator of voice over Internet protocol interconnect minutes in its international long distance minutes. Since fixed line services have been open for competition since 2001, we expect competition in this line of business will continue to intensify in the near future.

Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use voice over Internet protocol technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented approximately 11.4% and 7.2% of our total outgoing international traffic in 2004 and 2005, respectively.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2003, 2004 and 2005, we sold 573.2 million, 595.4 million and 781.9 million of wholesale outgoing minutes, which represented approximately 31.0%, 32.1% and 39.0% of our total outgoing international long distance minutes, respectively. Revenues from the wholesale of international long distance minutes increased by approximately 28.9% from NT$872 million in 2004 to NT$1,124 million in 2005. As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate increases in international minutes without accelerating the decline in international long distance rates in the more profitable retail segment.

International calls to and from our top five destinations represented approximately 60.7% our international long distance call traffic in 2005.

The following table shows the percentage of total outgoing and incoming international long distance minutes for our top five outgoing destinations in 2005.

Destination	Percentage of total outgoing minutes	Percentage of total incoming minutes
Mainland China	32.6%	33.7%
United States	9.4	12.6
Hong Kong	6.8	6.2
Japan	3.9	6.0
Philippines	9.1	0.6

Total of top five destinations	61.8%	59.1%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	As of December 31,
	2003	2004	2005
	(in thousands, except percentages and incoming/outgoing ratio)
Incoming minutes	1,190	1,291	1,289
Growth rate (compared to the same period in the prior year)	21.9%	8.5%	(0.2)%
Outgoing minutes	1,848	1,855	2,004
Growth rate (compared to the same period in the prior year)	29.9%	0.4%	8.0%
Total minutes	3,038	3,146	3,293
Incoming/outgoing ratio	0.64	0.70	0.64

Total outgoing international long distance minutes increased slightly by 0.4% from 2003 to 2004 and by 8.0% from 2004 to 2005, primarily due to promotions and increased wholesale minutes. Our incoming call volume increased approximately 8.5% from 2003 to 2004 due to our efforts to increase sales of wholesale minutes and slightly decreased by 0.2% from 2004 to 2005 due to increased competition resulting from lower priced calls offered by our competitors, which reduced our incoming international call volume.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year ended December 31,
	2003		2004		2005
Average international long distance usage charge (per minute)	NT$	6.2	NT$	6.1	NT$	5.4
Growth rate (compared to the same period in the prior year)		(21.5)%		(1.6)%		(11.5)%

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. We do not expect the increase in international call traffic to fully offset the decline in tariffs. In anticipation of new competition, we substantially reduced our international tariffs by an average of 37% in April 2001 to defend our business and market share. In addition, we offered our customers significant promotional packages and discounts during off-peak hours in 2003, 2004 and 2005 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years.

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

The following table sets forth information with respect to our gross settlement receipts and payments during the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$
Gross international settlement receipts	3.8	3.5	3.3
Gross international settlement payments	5.6	5.3	3.4

Our payments on an aggregate basis to international carriers have been more than our receipts from these carriers, primarily because our customers’ outgoing minutes exceeded incoming minutes. As international settlement rates have fallen, our international settlement receipts and our international settlement payments have both declined.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international virtual private networks, international toll free calling and calling card services, and our international long distance minutes wholesale business. We have introduced PC-to-phone and PC-to-PC voice over Internet protocol services and plan to launch phone-to-phone and phone-to-PC voice over Internet protocol services in the second half of 2006, subject to our obtaining the approval of the Directorate General of Telecommunications. We plan to target specific customers for these services and offer bundled services to increase customer retention in the competitive business environment.

Wireless Services

The provision of wireless services, comprising cellular and paging services, is one of our principal business activities. We are Taiwan’s largest cellular service provider in terms of both revenues and subscribers. In 2003, we generated revenues of NT$66.8 billion, or approximately 36.6% of our revenues, from wireless services. In 2004, we generated revenues of NT$70.6 billion, or approximately 38.2% of our revenues, from wireless services. In 2005, we generated revenues of NT$73.1 billion (US$2.2 billion), or approximately 39.6% of our revenues, from wireless services.

The following table sets forth our revenues from wireless services for the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$
Wireless revenues:
Cellular	66.2	70.3	73.0
Paging	0.6	0.3	0.1

Total wireless	66.8	70.6	73.1

Cellular Services

The following table sets forth our revenues from cellular services for the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$
Cellular revenues:
Usage(1)	57.6	60.0	60.8
Interconnection	5.3	6.3	7.0
Mobile data	1.6	2.3	3.2
Other	1.7	1.7	2.0

Total cellular	66.2	70.3	73.0

(1)	Includes monthly fees.

As the market for cellular services has continued to expand, we have experienced substantial growth in our cellular customer base. We are the largest cellular operator in Taiwan in terms of revenues and number of subscribers. We had 8.16 million cellular subscribers, for a market share of approximately 39.6% of total cellular subscribers and approximately 35.0% of total cellular services revenues in Taiwan, as of December 31, 2005. Revenues from cellular services comprised approximately 36.3%, 38.0% and 39.5% of our revenues in 2003, 2004 and 2005, respectively. Mobile data revenues as a percentage of total cellular revenues were 2.4%, 3.3% and 4.4% for the years ended December 31, 2003, 2004 and 2005, respectively.

We offer digital cellular service through our dual band global system for mobile communications network. We are one of three national licensed providers of global system for mobile communications services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for global system for mobile communications services and general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for third generation cellular services. This is the largest frequency spectrum allocation to any cellular operator in Taiwan. In February 2002, the Ministry of Transportation and Communications granted third generation cellular services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. We have received a third generation cellular services license, which is valid from May 26, 2005 to December 31, 2018. On July 26, 2005, we launched our third generation cellular telephone services using wideband code division multiple access technology. We also offer the largest international roaming network. In particular, our 2G subscribers have access to 289 networks in 158 countries through our global system for mobile communications service roaming network and 96 networks in 54 countries through our general packet-switched radio service roaming network. In addition, our 3G service system includes 14 networks in seven counties. We discontinued offering analog cellular service through our advanced mobile phone service in December 2001, and returned the spectrum allocation in the 800 MHz frequency band to the government. All subscribers to this service have switched to our global system for mobile communications network.

As of December 31, 2005, we had approximately 8,413 cellular base stations covering substantially all of Taiwan’s population. We use these base stations to support both our global system for mobile communications network and our general packet-switched radio service network.

The following table sets forth information regarding our cellular service operations and our cellular subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2003		2004		2005
Taiwan population (in thousands)(1)		22,605		22,689		22,770
Total cellular subscribers in Taiwan (in thousands)(2)		25,090		21,528		19,876
Penetration (as a percentage of the population)(3)		111.0%		94.9%		87.3%
Total cellular revenues in Taiwan (in billions)(3)	NT$	189.5	NT$	198.2	NT$	205.2
Number of our cellular subscribers (in thousands)(2)(4)		8,267		8,191		8,158
Our market share by subscribers(2) (2G)		33.0%		38.0%		39.6%
Our market share by revenues (2G)		34.7%		35.4%		35.0%
Number of our prepaid subscribers (in thousands)		1,417		968		603
Our prepaid subscribers as a percentage of our total subscribers		17.1%		11.8%		7.4%
Annualized churn rate(5)		21.4%		22.9%		16.8%
Minutes of usage (in millions of minutes)
Incoming		8,641		9,352		9,720
Outgoing		7,737		8,668		8,921
Average minutes of usage per cellular subscriber per month(2)(6)		174		182		190
Average revenue per cellular subscriber per month(2)(7)	NT$	703	NT$	712	NT$	744

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China
(2)	The number of cellular subscribers is based on the number of subscriber identification module cards. From 2004, the number of our cellular subscribers excludes prepaid subscription accounts that are inactive for more than three months. Before 2004, we did not generally exclude inactive prepaid accounts from our subscriber base.
(3)	Data from the statistical monthly release by Ministry of Transportation and Communications, Republic of China.
(4)	Includes general systems for mobile communication, general packet-switched radio services and advanced mobile phone services.
(5)	Measures the rate of subscriber disconnections from cellular service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to subscribers switching from one of our cellular services to another) during the relevant period by (b) the average number of subscribers during the period (calculated by averaging the number of subscribers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(6)	Average minutes of usage per cellular subscriber per month is calculated by dividing the total minutes of usage during the period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(7)	Average revenue per subscriber per month is calculated by dividing our aggregate cellular telecommunications services revenue during the relevant period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The cellular market in Taiwan has grown rapidly since the liberalization of the market in 1997. Total cellular subscribers in Taiwan reached approximately 21.5 million as of December 31, 2004, but decreased to approximately 19.9 million as of December 31, 2005, primarily as a result of the increased attention to the closing of inactive prepaid accounts by cellular operators. Cellular penetration was approximately 87.3% on December 31, 2005, and is among the highest worldwide. We expect the number of cellular subscribers in Taiwan to decline in the short-term because of the net effect of slower subscriber growth as a result of market saturation, the decline in prepaid subscribers as a result of the closing of inactive accounts and new regulations prohibiting multiple prepaid subscriptions. We believe that any future growth in the number of cellular subscribers will depend largely upon continuing improvements in wireless technologies and wireless data applications and the availability of advanced cellular handsets.

We began offering prepaid card services in October 2000. As of December 31, 2005, we had approximately 0.6 million prepaid customers representing approximately 7.4% of our total cellular subscribers. Prepaid subscribers as a percentage of total cellular subscribers has declined to 7.1% in the first quarter of 2006. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the services. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer handset subsidies to new subscribers that agree to sign a two-year contract with us, and to existing subscribers who renew their contracts with us for a period of two years. We generally offer subsidies on handsets equipped with more advanced data functions to promote the expansion of our general packet-switched radio services and third generation cellular services. In December 2005, the average handset subsidy we offered was NT$2,566 per subscriber. We expect the level of our average handset subsidy to remain at a similar level for the foreseeable future, with a decrease in subsidy for global system for mobile communications handsets generally offset by higher subsidies for third generation handsets.

Traffic growth has also been strong, as pricing has declined and the number of post-paid subscribers have increased. We have also experienced a significant increase in the number of short messaging service messages sent by our subscribers, which has had a positive impact on traffic volume. However, the average minutes of usage per subscriber declined in 2003 because of an increase in our prepaid customers, who tend to have lower minutes of usage, and increased usage of our short messaging services. The average minutes of usage per subscriber rose in 2004, which is attributable to a decline in prepaid customers as a percentage of total cellular customers, primarily as a result of accelerated deletion of inactive prepaid customer accounts. The average minutes of usage per subscriber increased in 2005 because of a decrease in the number of prepaid customers.

Our tariffs for post-paid cellular subscribers primarily consist of usage fees and monthly fees. When our subscribers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We charge a flat fee per transaction for our short messaging service and a fee per packet for our general packet-switched radio service based on the volume of data transmitted. We also offer discounts on usage fees for calls made between our cellular subscribers to encourage subscription to our cellular service. Our 3G service also provides a monthly flat rate service to our customers using our 3G service for Internet purposes.

Our average revenue per subscriber per month increased from NT$703 in 2003 to NT$712 in 2004 primarily due to a decrease in the number of our prepaid subscribers and, to a lesser extent, an increase in revenues from cellular value-added services. The decrease in the number of our prepaid subscribers in 2005 was primarily the result of our increased attention to closing inactive accounts. Our average revenue per subscriber per month increased to NT$744 in 2005, primarily due to an increase in the number of postpaid subscribers and an increase in the revenues of cellular value-added services. From December 2004, the number of our cellular subscribers excludes prepaid subscription accounts inactive for more than three months. Before 2004, we did not actively exclude inactive prepaid accounts from our subscriber base. In order to sustain the gradual increases in average revenue per subscriber, we intend to continue introducing new value-added services in order to generate additional sources of revenue and closing inactive prepaid subscriber accounts.

In addition to our basic cellular services, we also offer a broad range of value-added telecommunications and information services. We introduced in August 2001 a platform of integrated cellular value added services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we have launched other cellular value added services, such as JAVA games, unstructured supplementary service data, mobile Internet and multimedia messaging services. We believe these services enhance customer loyalty and satisfaction and increase cellular traffic. Revenues from mobile data services represented approximately 2.4%, 3.3% and 4.4% of our total cellular revenues in 2003, 2004 and 2005, respectively.

Paging Services

We offer nationwide and regional paging services in Taiwan. In addition to traditional paging services, we offer a broad range of wireless information services, including stock quotes on our “InterMessenger” service, weather information, news and agricultural information. We had approximately 35,520 paging subscribers as of December 31, 2005.

Revenues from paging services comprised approximately 0.3%, 0.2% and 0.1% of our revenues in 2003, 2004 and 2005, respectively. As cellular usage has increased, we have seen a sharp reduction in the number of our paging subscribers. We expect the number of our paging subscribers to continue to decline.

Internet and Data Services

We have experienced continued growth in our Internet and data services. Our Internet and data revenues represented approximately 19.5%, 21.2% and 22.8% of our revenues in 2003, 2004 and 2005, respectively. We provide:

•	Internet services, including HiNet, our Internet service provider, asymmetrical digital subscriber line Internet access, Internet value-added services, wireless local area networks and fiber-to-the-building services; and

•	Data services, including leased line services, managed data services and Internet data center services.

The following table sets forth our revenues from Internet and data services for the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$
Internet and data revenues:
Internet	25.9	29.5	32.1
Data	9.7	9.8	10.1
Total Internet and data	35.6	39.3	42.2

Internet Services

HiNet and Internet Access

The following table sets forth our revenues from Internet services for the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$
Internet revenues:
Narrowband access	1.4	0.7	0.3
Narrowband Internet service	1.1	0.7	0.5
Broadband access (asymmetrical digital subscriber line only)	13.3	14.7	16.2
Broadband Internet service (asymmetrical digital subscriber line only)	7.8	10.8	12.1
Other Internet	2.3	2.6	3.0

Total Internet	25.9	29.5	32.1

We are the largest Internet service provider in Taiwan, with a market share of 56.6% as of December 31, 2005. As of December 31, 2005, HiNet had approximately 4.1 million subscribers, and our number of subscribers increased by a 7.6% compound annual growth rate over the two years ended December 31, 2005.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,
	2003	2004	2005
	(in thousands, except percentages)
Total Internet access subscribers in Taiwan	7,839	8,036	7,271
HiNet subscribers
HiNet dial-up subscribers	1,616	1,376	1,166
HiNet asymmetrical digital subscriber line subscribers	1,902	2,413	2,909
Other access technology subscribers	32	32	38
Total HiNet subscribers	3,550	3,821	4,113
Market share(1)	45.3%	47.5%	56.6%

(1)	Based on data provided by the Ministry of Transportation and Communications.

We have maintained our leading market position despite a highly competitive market with over 186 Internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the Internet service provider market to continue to intensify.

Customers can access HiNet through various technologies. We provide narrowband dial-up Internet access through connections based on standard telephone modems. We provide broadband Internet access through connections based on asymmetrical digital subscriber lines and our fiber-to-the-building technology. As of December 31, 2005, approximately 79.6%, or 2.9 million, of subscribers who access the Internet through our asymmetrical digital subscriber lines are our HiNet subscribers, and we expect this ratio to increase as a result of recent promotions to attract dial-up customers to upgrade to broadband Internet access.

We are the largest broadband Internet access provider in Taiwan in terms of subscribers. We began providing our asymmetrical digital subscriber line service in August 1999, and we had approximately 3.7 million subscribers as of December 31, 2005. Our market share of Taiwan’s broadband market was approximately 80.6%, 83.0% and 85.3% in 2003, 2004 and 2005, respectively. Our asymmetrical digital subscriber line service allows for transmission of data at high access rates and offers high- speed broadband Internet access services. We also provide asymmetrical digital subscriber line services to other Internet service providers that do not have their own network infrastructure.

The following table sets forth our asymmetrical digital subscriber line service subscribers as of each of the dates indicated.

	As of December 31,
	2003	2004	2005
Our asymmetrical digital subscriber line service subscribers (in thousands)	2,426	3,071	3,654
Average downlink speed (Mbps)(1)	0.82	1.60	2.14

(1)	Average downlink speed is calculated by dividing the total downlink speed subscribed by the total number of subscribers as of the relevant date.

Our asymmetrical digital subscriber line service offers downlink speeds that range from 256 kilobits per second to 12 megabits per second and uplink speeds that range from 64 kilobits per second to 1 megabit per second. In December 2001, we began providing symmetrical digital service with uplink and downlink speeds of 512 kilobits per second. After our promotions in 2004 to increase customer access speeds, including our promotions for subscribers to upgrade to higher-speed access, the average uplink and downlink speeds of our subscribers have increased substantially. As of December 31, 2004, over 54% of our subscribers had subscribed for downlink speeds of 2 megabits per second and our average downlink speed was 1.6 Mbps. As of December 31, 2005, approximately 59% of our subscribers had subscribed for downlink speeds of over 2Mbps per second and our average downlink speed was 2.14 Mbps.

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

The following table sets forth our average revenues per user for each of the periods indicated.

	Year ended December 31,
	2003	2004	2005
	NT$	NT$	NT$
Average revenue per HiNet dial-up subscriber per month(1)	116	81	50
Average revenue per asymmetrical digital subscriber line subscriber per month(2)	940	863	780

(1)	Average revenue per HiNet dial-up subscriber per month is calculated by dividing the total local telephone usage revenues generated by HiNet dial-up subscribers and Internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per asymmetrical digital subscriber line service subscriber per month is calculated as the sum of (a) asymmetrical digital subscriber line access revenues for the relevant period divided by the average of the number of our asymmetrical digital subscriber line service subscribers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet asymmetrical digital subscriber line Internet service provider revenue divided by the average of the number of HiNet asymmetrical digital subscriber line subscribers on the first and last days of the period divided by the number of months in the relevant period.

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

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our subscribers, such as gaming, e-learning, financial information and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our broadband Internet portal at www.hichannel.hinet.net offers online entertainment services through the Internet. In particular, our HiNet asymmetrical digital subscriber line customers can access music, television programs, movies and other multi-media content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total Internet and data services revenues. The information contained in our HiNet portal and broadband Internet portal is not a part of this annual report. Our Internet value-added services revenues as a percentage of total Internet revenues were 5.5%, 5.8% and 6.9% in 2003, 2004 and 2005, respectively.

Wireless Local Area Network Service

We launched our wireless local area network service in May 2002. As of December 31, 2005, we had a total of approximately 23,745 residential and business customers that lease our access points. In addition, we have established 977 hot spots in public areas, such as airports and international convention centers, where individuals can access our wireless local area network. We expect the revenues generated from our wireless local area network services to continue to grow.

Data Services

The following table sets forth our revenues from data services for the periods indicated.

	Year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$
Data revenues:
Leased line	7.7	7.6	7.6
Other	2.0	2.2	2.5

Total data	9.7	9.8	10.1

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

We provide data transmission services to major business customers in Taiwan. We also provide leased lines to other cellular and fixed line service operators for interconnection with our fixed line network and for connection within their networks. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 12.3% over the two years ended December 31, 2005.

The following table shows the bandwidth of lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2003	2004	2005
	(in gigabits per second)
Total bandwidth	393.4	501.7	495.8

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

Other Telecommunications Services

We provide other telecommunications services, including multimedia on demand services, satellite services, telephone directories, corporate solution services and billing handling services. In 2003, we generated NT$2.6 billion, or approximately 1.4% of our revenues, from these various other telecommunications services. In 2004, we generated NT$3.2 billion, or approximately 1.7% of our revenues. In 2005, we generated NT$3.1 billion or approximately 1.7% of our revenues, from these various other telecommunications services.

Multimedia on Demand Services

We launched our multimedia on demand service in Taipei County and Keelung City in March 2004. We expanded this service to cover 13 counties and cities of Taiwan by the end of 2005. Using video streaming technology through a set top box that connects to our asymmetrical digital subscriber lines, our customers can access TV programs and other services. We had 33 broadcasting channels, over 1,600 on-demand programs and served approximately 118,000 subscribers as of March 31, 2006. In addition, our video-on-demand service provides movies, e-learning and music programs for home entertainment. We also plan to introduce popular channels and bundle them with other pay channels in order to enhance our service content and satisfy our customers’ needs.

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

Telephone Directories

We are the largest provider of classified advertising directory and associated products and services in Taiwan with over 60 years of experience in publishing and distributing telephone directories to households and businesses in Taiwan. Our yearly circulation is approximately 6.3 million copies. To address the needs of advertisers and users for multiple platforms of directory search, we offer buyers and sellers related directory products and services through print, online—the Internet Yellow pages (http://hipage.hinet.net) and voice—an operator-assisted search service (City Search 1288).

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

	Year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$
Interconnection fee revenues:
Local	3.6	3.1	3.0
Domestic long distance	2.0	1.3	1.1
Cellular	5.3	6.3	7.0
Interconnection costs:
Fixed line	0.9	0.7	0.4
Cellular	4.6	5.6	6.2

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

We also have 27 operations offices and 312 service centers located throughout Taiwan that are responsible for operations, sales and customer service in their local areas.

Customer Service and Billing

We believe our reputation for quality customer service has helped us attract new customers and maintain customer loyalty. We regularly survey our customers to improve our service and better understand market demand and subscriber preferences, and seek to develop products and services accordingly.

We provide the following services to our customers:

•	24-hour customer service and technical support through our service centers, call centers and website;

•	English billing documents available upon request;

•	free of charge itemized billing for international and domestic long distance calls;

•	bill payment services at 24-hour convenience stores, bank service counters, automatic teller machines, direct debit, over the phone, website (www.cht.com.tw), cellpone emome and service centers throughout Taiwan;

•	online information and bill payment services at our website, www.cht.com.tw, and customer service hotline for telephone payment; and

•	consolidated and automated billing for all services.

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

Approximately 14,161 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2005.

Internet Protocol Broadband Backbone Network

Our Internet protocol broadband backbone network consists of a core network and edge networks. We completed the construction of our high-speed Internet protocol backbone network at the end of 2005 with 14 sets of 640 Gbps giga switch routers for the core network and more than 56 sets of 320 Gbps gigabit switch routers for the edge networks. We believe this network will enable us to meet the increasing demand for broadband access and broadband multimedia services. Moreover, this network will also serve as the backbone for our third generation cellular services and voice over Internet protocol services.

Transmission Networks

As of December 31, 2005, our transmission networks consisted of 1,007,964 fiber kilometers of fiber optic cable for trunking and 925,671 fiber kilometers of fiber optic cable for local loop.

Between 1999 and 2002, we made significant progress in the upgrading of our plesiochronous digital hierarchy network transmission facilities to synchronous digital hierarchy network transmission facilities. Plesiochronous digital hierarchy is the traditional technology for voice network transmission systems. Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002 we installed synchronous transport module 64 multiplexer and 10 gigabit capacity 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabit per second high-speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexer and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, between 2003 and 2005, we completed the deployment of eighteen 32-wavelength optical add-drop multiplexer rings in the main metropolitan areas of Taipei, Taichung, Tainan and Kaohsiung in 2003, in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. To meet the demand for broadband services, we completed the deployment of a next generation synchronous digital hierarchy network in June 2005. The next generation synchronous digital hierarchy network will provide gigabit Ethernet over synchronous digital hierarchy service that is expected to leverage on our existing synchronous digital hierarchy network.

Based on the transmission network described above, we launched connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network in 2003.

As part of our strategic focus on the Internet and data markets, our local loop connections use asymmetrical digital subscriber line technology. This enables us to deliver high-speed Internet, multimedia and other data services to our customers. As of March 31, 2006, substantially all of our installed telephone lines were capable of delivering asymmetrical digital subscriber line services. In addition, the Ethernet based Fiber to the Building system is also introduced into our access network to provide the broadband services, such as MOD, high speed Internet access and VPN, etc.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 14 message areas connected by a long distance network. As of December 31, 2005, we had 71 long distance exchanges, which are interconnection points between our telecommunications network.

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

As of December 31, 2005, our domestic network included 17 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 103 telecommunications service providers in 58 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two international gateway switches. In total, we had a trunks capacity of 85,040 channels as of December 31, 2005.

We currently have invested in 28 submarine cables, five of which land in Taiwan. Our aggregate total capacity in the undersea cables in which we have invested is 81 gigabits per second.

Cellular Services Network

Our cellular services network consists of:

•	cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ cellular telephone handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base station within each cell site;

•	mobile switching service centers, which control the base station controllers and the processing and routing of telephone calls;

•	gateway general packet-switched radio service support nodes, which connect our general packet-switched radio service network to the Internet;

•	serving general packet-switched radio service support nodes, which connect the general packet-switched radio service network to the base station controllers; and

•	transmission lines, which link (1) with respect to the global system for mobile communications network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (2) with respect to the general packet-switched radio service network, the base station controllers, the support nodes and the Internet.

The following table sets forth selected information regarding our cellular networks as of the dates indicated.

	As of December 31,
	2003	2004	2005
GSM system
Global system for mobile communications base stations	7,791	8,207	8,413

	As of December 31,
	2003	2004	2005
GSM system
Switches	54	54	54
Lines of capacity (in thousands)	8,500	8,500	8,500
Taiwan population coverage	99.9%	99.9%	99.9%
Taiwan geographical coverage	90.0%	90.0%	90.0%
General packet-switched radio service gateway support nodes	25	25	25
GPRS Serving support nodes	20	20	20
GPRS System capacity (in thousands)	1,000	1,000	2,000

As of December 31, 2005
3G system
Third generation cellular services base stations	2,511
Radio Network Controller (RNC)	25
Switches	8
Lines of capacity (in thousands)	1,900
Taiwan population coverage	65%
General packet-switched radio service gateway support nodes	16
Serving support nodes	8
System capacity (in thousands)	2,400

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

As our subscriber base has continued to grow, we have increased the capacity of our intelligent network to more than 1.5 million subscribers. We also completed a system expansion of our cellular services network to accommodate more than 8.5 million subscribers (including 2 million general packet-switched radio service subscribers) at the end of 2003. We have general packet-switched radio services and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our third generation cellular services. In preparation for the launch of third generation cellular services, we contracted with Nokia Corporation to provide the core network, radio access network, service network, transmission network and maintenance network. As of December 31, 2005, we have completed the construction of approximately 2,511 third generation base stations with a network capacity of 1.9 million lines. Our third generation network is comprised of 3,085 base stations, with a capacity of 2.4 million lines upon completion of contract. We launched our third generation cellular services on July 26, 2005. As of December 31, 2005, our third generation cellular services customers amounted to approximately 296,000.

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

Internet Network

HiNet, our Internet service provider, has the largest Internet access network in Taiwan, with 35 points of presence, approximately 9,000 dial-up ports, approximately 4,040,000 broadband remote access server ports and a backbone bandwidth of approximately 294 gigabits per second as of December 31, 2005. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 424 gigabits per second by the end of 2006.

HiNet’s total international connection bandwidth is 39.6 gigabits per second as of December 31, 2005. As we expect that Internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Australia.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching internet protocol virtual private network. We have completed the construction of a digital cross connect system throughout Taiwan with a total of 53 nodes. As of December 31, 2005, we had 4,604 frame relay ports, 7,873 X.25 ports, 7,717 asynchronous transfer mode ports and approximately 50,000 multi protocol label switching internet protocol virtual private network virtual ports.

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

Fixed Line

We are the largest fixed line service provider in Taiwan, with a market share of approximately 97.4% in terms of subscribers for local telephone services, approximately 84.7% in terms of traffic for domestic long distance telephone services and approximately 57.8% in terms of traffic for international long distance telephone services in 2005. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd., and Asia Pacific Broadband Telecom Co. Ltd., have provided fixed line services since June 2001. We believe these operators are primarily focused on international long distance services. In addition, we anticipate that these operators will focus on business customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, as well as Internet service providers and international simple resale operators, have begun offering international leased line services to other fixed line operators, Internet service providers and international simple resale operators.

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

Wireless

There are currently three major global system for mobile communications cellular operators in Taiwan, namely, Taiwan Mobile Co., Ltd., Far EasTone Telecommunications Co., Ltd. and us. Based on data provided by the Directorate General of Telecommunications, as of December 31, 2005, we were the largest cellular operator, with a 39.6% market share in terms of 2G subscribers. In addition, there are two new third generation cellular operators in Taiwan, namely Asia Pacific

Broadband Wireless Communications Inc., and Vibo Telecom Inc., as well as one personal handyphone system operator, First International Telecom. Furthermore, the government issued six mobile virtual network operator licenses to New Century InfoComm Tech. Co., Ltd., KGEx.com, Hicall Telecom Co., Ltd., China Motion Telecom (Taiwan) Limited, Taiwan Fixed Network and 10net which allow operators without a spectrum allocation to provide cellular services by leasing the capacity and facilities of a cellular service network from a licensed cellular service provider. We may cooperate with other mobile virtual network operators in Taiwan in future. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

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

We are the largest provider of Internet services in Taiwan. As of December 31, 2005, we had a 56.6% share of the Internet service market in terms of subscribers and a 85.3% share of the broadband Internet access market in terms of subscribers. We compete in the Internet and data services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan.

Our properties were deemed by the cabinet of the government of the Republic of China, or the Executive Yuan, to be vested in us as the successor to the telecommunications business formerly owned and operated by the Directorate General of Telecommunications. Under Republic of China law, we are required to register our title to the land, land improvements and buildings at the relevant local land bureaus. By the end of 2004, we had completed all the title registration of our land, land improvements and buildings.

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

Employees

Almost all of our employees are located in Taiwan and all are employed on a full-time basis. As of December 31, 2005, approximately 66.7% of our employees had university, graduate or post-graduate degrees. We intend to improve our operational efficiency by reducing personnel costs. We offered a number of voluntary retirement programs between June 1, 2000 and April 30, 2006, which resulted in a reduction in our workforce of approximately 10,192 employees.

Please refer to “Item 6. Directors, Senior Management and Employees—D. Employees” for a discussion of our employees.

Our Pension Plans

We maintained two non-contributory defined benefit pension plans prior to our privatization. The first plan, which we refer to as the civil service plan, covered our employees who qualify as civil servants and a limited number of other employees. The second plan, which was administered in accordance with the Republic of China Labor Standards Law and which we refer to as the labor standards plan, covered all other employees. Both plans provided for a lump-sum payment at an employee’s retirement based on the employee’s years of service and monthly salary. Employees with the same seniority and monthly salary would receive a greater lump sum payment under the labor standards plan than under the civil service plan. The civil service plan also provided for a monthly annuity payment to certain qualified employees after retirement based on the employee’s years of service and monthly salary.

The Republic of China Labor Pension Act, which became effective on July 1, 2005, provides for a contributory defined pension plan. Under this new pension plan, we make a monthly contribution to each employee’s pension fund account of at least 6% of an employee’s monthly salary, matching the employee’s own contribution of up to 6% of the monthly salary. Employees who were hired on or after July 1, 2005 are covered under the new pension plan. All of our other employees, including those who continue their employment after our privatization, were able to elect to be covered by the labor standards plan or the new pension plan. As of the date of this annual report, a substantial majority of our employees are covered under the labor standards plan.

We were required by the Statute Governing Privatization of State-Owned Enterprises to make severance payments to all employees at the date of our privatization as settlement of their accrued benefits under the pre-existing pension plans in the following manner:

•	for employees who chose to continue their employment with us, a lump sum equal to the amount that they would have been entitled to if they had retired on the date of privatization under the labor standards plan, regardless of which pension plan they were covered under prior to our privatization; and

•	for employees who chose not to continue their employment with us, in addition to the same lump sum payment described above, six months’ salary plus one month’s wages (including salary, bonuses, allowances and other regular payments) in lieu of prior notice of termination.

On June 28, 2005, the Council of Labor Affairs issued an interpretation of the Labor Pension Act to the effect that our employees who were eligible to retire on the date of our privatization under the civil service plan were able to elect to retire on the date of our privatization and be re-hired by us on the same date and accordingly would be entitled to an option to retain their monthly annuity payments. Re-hired employees who chose not to forego the monthly annuity payments from the government would receive the lump sum due to them upon their retirement under the civil service plan. Re-hired employees who chose to forego the monthly annuity payments from the government would receive the lump sum due to them upon their retirement determined as if they were covered by the labor standards plan.

All continuing employees whose employment is terminated by us within five years of our privatization will be entitled to a payment equivalent to the pension plan benefit accrued from the date of our privatization to the date of termination, as well as six months’ salary plus one month’s wages in lieu of notice of termination. Under the Statute Governing Privatization of State-Owned Enterprises, the Ministry of Transportation and Communications is responsible for paying the six months’ salary portion, while we are responsible for paying the remainder of the payments due to our employees.

Prior to the date of our privatization, eligible employees who retired under pre-existing pension plans would receive lump-sum payments from our pension plan funds. Employees who retired under the civil service plan would also be entitled to monthly annuity payments. Under relevant Republic of China regulations, the Ministry of Transportation and Communications is responsible for these monthly annuity payments after our privatization. On the date of our privatization, the Ministry of Transportation and Communications settled all employees’ past service costs. The portion of the pension obligations that was settled by the Ministry of Transportation and Communications, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets, amounted to NT$8,352 million (US$254 million) and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. The non-cash financial activities and related amounts of pension obligation settlement as of the date of our privatization are disclosed on our statement of cash flows. In 2005, we implemented a special incentive retirement program that provides for a payment equal to six months’ salary plus one month’s wages to employees who retire and are not re-hired upon our privatization. We are responsible for making these payments.

In 2005, we approved two special incentive retirement programs which allowed eligible employees who voluntarily left us on or prior to February 1, 2005 and August 11, 2005 respectively, to receive a payment equal to six months’ salary plus one month’s wages. The special termination benefits totaled NT$2.1 billion and were expensed in 2005.

After privatization, in December 2005, our board of directors approved a principle of incentive retirement program which allowed eligible employees who voluntarily leave us to receive a payment equal to or greater than six months’ salary plus one month’s wages. An incentive retirement program was conducted according to the abovementioned principle in the first quarter of 2006. The special termination benefits totaled NT$2.2 billion and were recognized as expense in the first quarter of 2006.

We intend to contribute NT$0.5 billion to our pension plans in 2006, of which contributions of NT$0.4 billion were made in the three months ended March 31, 2006. We believe that we have substantially funded all of our pension obligations. However, we determined our estimated pension obligations based on a number of actuarial assumptions. To the extent these assumptions are different from actual experience, our actual pension obligations could be significantly increased. Moreover, we cannot assure you that other events outside of our control, such as new laws, rules or regulations or interpretations of existing laws, rules or regulations, would not similarly result in a significant increase in our actual pension obligations.

After our privatization, our continuing employees are deemed to have begun employment on the date our privatization was completed for seniority purposes under our pension plans in effect after privatization. The civil service plan terminated after our privatization.

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

Regulation

Overview

Before March 1, 2006, the Taiwan telecommunications industry was subject to extensive regulation by and under the supervision of the former competent authorities, the Ministry of Transportation and Communications and the Directorate General of Telecommunications pursuant to the provisions of the Telecommunications Act and various other telecommunications laws and regulations, as well as regulations under various laws of general application. Since March 1, 2006, regulatory authority over the Taiwan telecommunications industry has been transferred from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the National Communications Commission.

In addition, we are subject to the Statute of Chunghwa Telecom Co., Ltd., which remains effective until it is formally abolished by the government.

Regulatory Authorities

The Communications and Broadcast Basic Law became effective on January 7, 2004. This law requires the establishment of the National Communications Commission, a new regulatory authority over the telecommunications industry, and the National Communications Commission shall exercise its powers independently of other government agencies. The Communications and Broadcast Basic Law also requires that related communications statutes be amended pursuant to the principles set forth in the Communications and Broadcast Basic Law within two years following the establishment of the National Communications Commission. Based on the Communications and Broadcast Basic Law, the NCC Organization Law governing the constitution and authority of the National Communications Commission became effective on November 9, 2005. The National Communication Commission currently comprises nine commissioners who have been recommended by the government and opposition political parties in the Legislative Yuan as well as the head of the Executive Yuan and approved by the Legislative Yuan.

Before March 1, 2006, the primary regulatory authority of the Taiwan telecommunications industry was the Ministry of Transportation and Communications. The Ministry of Transportation and Communications issued policy directives and telecommunications licenses and oversaw the activities of the Directorate General of Telecommunications, which was responsible for the implementation of these directives and the day-to-day supervision of the telecommunications industry. In addition, the television, radio, satellite television and cable industries were also regulated by the News and Broadcasting Division of the Government Information Office under the Executive Yuan before March 1, 2006. Internet access through cable was regulated by the Directorate General of Telecommunications.

The National Communications Commission is responsible for:

•	formulating, implementing and interpreting telecommunications laws and regulations;

•	issuing telecommunications licenses and regulating the operation of telecommunications industry participants;

•	assessing and testing telecommunication systems and equipment;

•	drafting and promulgating technical standards for telecommunications and broadcasting;

•	classifying and censoring the contents of telecommunications and broadcasting;

•	managing telecommunications and media resources in Taiwan;

•	maintaining competition order in the telecommunication and broadcasting industries;

•	governing technical standards in connection with the safety of information communications;

•	managing and facilitating the resolution of disputes pertaining to the Taiwan telecommunications and broadcasting industries;

•	managing offshore matters relating to Taiwan’s telecommunications and broadcasting industries including matters of international cooperation;

•	managing funds allocated for the development of Taiwan’s telecommunications and broadcasting industries;

•	monitoring, investigating and determining matters in relating to Taiwan’s telecommunications and broadcasting industries;

•	enforcing restrictions under telecommunications and broadcasting laws and punishing violators; and

•	supervising other matters in relation to communications and media.

Prior to our privatization, in each fiscal year, the Legislative Yuan approved the annual budget prepared by us, as a state-owned enterprise, and the Ministry of Audit under the Control Yuan audited, and adjusted, our financial statements, including our earnings and losses. Our annual budget is no longer subject to Legislative Yuan or Control Yuan approval or audit.

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

Type II. Type II service providers are defined as all telecommunications service providers other than Type I service providers. Type II services are divided into special services and general services. Special services include simple resale, voice over Internet protocol, international leased circuit and other services specified by the Ministry of Transportation and Communications before March 1, 2006 or by the National Communications Commission from March 1, 2006. General services include any Type II service other than special services.

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

Beginning in September 2004, the government started to accept applications for integrated network services and circuit-leasing services (local, domestic long-distance and international undersea cable) in March and September of each year.

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

Before March 1, 2006, licenses for Type I services were granted by the Ministry of Transportation and Communications through a three-step procedure. Applicants obtained a concession from the Ministry of Transportation and Communications. After obtaining a concession, the applicant obtained a network construction permit and an assignment of spectrum, in the case of cellular telephone services and satellite services, from the Directorate General of Telecommunications or the Ministry of Transportation and Communications prior to applying for a license. Upon completion of construction of its network and review by the Directorate General of Telecommunications, the applicant was granted a Type I license. The Ministry of Transportation and Communications had the authority to grant Type I licenses for each of fixed line services, wireless services and satellite services. Type I licenses have different minimum paid-in capital requirements for applicants and varying durations depending on the particular type of service.

Since March 1, 2006, the same procedure applies except that the licenses are granted by the National Communications Commission.

The Telecommunications Act further authorizes the competent authority, now the National Communications Commission to promulgate separate regulations governing each Type I service including the business scope of the Type I service provider, as well as the procedures and conditions for granting special permits and the length of the period of the special permits of each Type I service. Each holder of a Type I license will pay a fee ranging from 0.5% to 2% of the annual revenues generated from the particular Type I service for which a license has been granted.

Fixed Line Services. Under the Telecommunications Act, the Fixed Network Regulations adopted by the Ministry of Transportation and Communications continue to govern the issuance of fixed line service licenses and the business scope of fixed line providers. Fixed line service licenses are subdivided into the following categories:

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

Licenses for local telephone and integrated services are valid for 25 years. Licenses for domestic long distance and international long distance telephone services are valid for 20 years. Licenses for leased line services are valid for 15 years. The minimum paid-in capital requirement for integrated services providers and international undersea leased cable service providers is NT$40 billion and NT$800 million, respectively. The minimum paid-in capital requirement for both domestic and international long distance telephone service providers is NT$2 billion. The minimum paid-in capital requirement for local telephone service providers is NT$12 billion multiplied by the Local Network Operation Weights for the regions in which local network managerial rights have been granted to the service provider. The Local Network Operation Weights are calculated as the population of the region as a proportion of the entire population of Taiwan and are announced by the competent authority every three years.

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

Wireless Services. Under the Telecommunications Act, the Wireless Regulations promulgated by the Ministry of Transportation and Communications continue to govern the issuance of wireless services licenses and the business scope of wireless service providers. Wireless service licenses are subdivided into the following categories:

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

Third Generation Cellular Services. The Ministry of Transportation and Communications promulgated the Third Generation Mobile Telecommunications Services Regulations on October 15, 2001 and these regulations were last amended on November 17, 2005. The regulations govern voice and non-voice telecommunications services provided using the spectrum assigned by the Ministry of Transportation and Communications, and now governed by the National Communications Commission, that utilizes the IMT-2000 technical standards as announced by the International Telecommunications Union. Licenses for third generation cellular services were granted by the Ministry of Transportation and Communications. We have received our third generation cellular services license, which is valid from May 26, 2005 to December 31, 2018.

Satellite Services. Under the Telecommunications Act, the Satellite Regulations promulgated by the Ministry of Transportation and Communications govern the issuance of satellite services licenses and the business scope of satellite service providers. Satellite services licenses are subdivided into fixed satellite services licenses and mobile satellite services licenses.

Satellite services licenses are valid for 10 years. Minimum paid-in capital requirements for fixed satellite services providers and mobile satellite services providers are NT$100 million and NT$500 million, respectively.

We currently hold a fixed satellite services license, valid from December 10, 1998 to December 9, 2008.

Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Type II Services Regulations as last amended on November 15, 2005, Type II services are divided into special services and general services. Special services include simple resale, voice over Internet protocol, network telephone service of E.164 and non-E.164 user numbers (IP Phone Numbers), international leased circuit and other services previously specified by the Ministry of Transportation and Communications and now by the National Communications Commission. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

•	there is no limit on the number of licenses to be issued;

•	licenses were granted by the Directorate General of Telecommunications before March 1, 2006 and are now granted by the National Communications Commission; and

•	no bidding procedure is required.

We hold a license to operate all Type II services. Type II service licenses issued before November 15, 2005 are valid for ten years and may be renewed by application made two months prior to the expiration date. Type II service licenses issued or renewed on or after November 15, 2005 are valid for three years and may be renewed during the period commencing two months prior to the expiration date. There is no minimum paid-in capital requirement for Type II service providers. Our license to operate Type II services is included in our license to operate integrated services, and is valid from July 29, 2000 to July 28, 2025.

On December 27, 2005, the Ministry of Transportation and Communications promulgated regulations governing the fees payable for Type II licenses. Under these regulations, operators of simple resale or network telephone services of E.164 or non-E.164 user numbers must pay an annual license fee equal to 1% of annual revenues generated from these services during the previous year. Type II service operators providing services other than simple resale or network telephone services of E.164 or non-E.164 user numbers must pay license fees ranging from NT$6,000 to NT$150,000 depending on their respective paid-in capitals. The regulations do not apply to integrated services providers who are permitted to provide Type II services without additional Type II Licenses. The annual license fee for an integrated services provider operating Type II businesses is 1% of its annual revenues generated from its Type II services.

The Directorate General of Telecommunications started to process the applications for allocating E.164 and non-E.164 user numbers (IP phone numbers) on November 15, 2005. A few operators, including our company, have applied for IP phone numbers. We believe after these operators obtain the numbers and begin offering their services, competition in this area will become intense. We plan to provide VoIP service after we obtain IP phone numbers.

Restrictions on Dominant Telecommunications Services Providers

Under the Telecommunications Act, the regulations governing dominant telecommunications services providers apply only to Type I service providers. A Type I service provider is deemed to be dominant if it meets any of the following criteria and was declared by the Ministry of Transportation and Communications or now the National Communications Commission as dominant:

•	controls key basic telecommunications infrastructure;

•	has dominant power over market price; or

•	has more than a 25% market share in terms of customers or revenues.

We have been declared by the former competent authority Ministry of Transportation and Communications as a dominant Type I service provider for fixed line and cellular services.

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

Under the Regulations Governing Tariffs of Type I Service Providers promulgated and last amended by the Ministry of Transportation and Communications on January 11, 2006, a dominant Type I service provider must submit its proposed adjustment in primary tariffs and promotional packages to the Directorate General of Telecommunications for onward submission to the Ministry of Transportation and Communications or, from March 1, 2006, directly to the National Communications Commission from for approval at least 14 days prior to the date of the proposed tariff changes and announce such change on media, website and business locations on the next day after the Ministry of Transportation and Communications or National Communications Commission grants the approval. The tariff change will come into effect seven days after the announcement.

Primary tariffs include:

•	for fixed line local telephone services: monthly fees, usage fees, monthly rental fees of leased lines and pay telephone usage fees;

•	for fixed line domestic long distance telephone services: usage fees and monthly rental fees of leased lines;

•	for fixed line international long distance telephone services: usage fees and leased line monthly rental fees;

•	for wireless services, including third generation cellular services: monthly rental fees and usage fees; and

•	other fees or tariffs announced by the Directorate General of Telecommunications before March 1, 2006 or by the National Communications Commission from March 1, 2006.

In addition, a dominant Type I service provider is required to set wholesale prices for the provision of its telecommunication services to other telecommunication enterprises. The wholesale prices set by a dominant Type I service provider may be the retail price less fees and expenses which need not be incurred, but shall not higher than its promotional pricing. The Regulations Governing Tariffs of Type I Service Providers further prohibits a dominant Type I service provider from practising unfair competition against other telecommunication enterprises.

In comparison, all non-dominant Type I service providers are required to notify the Directorate General of Telecommunications or the National Communications Commission from March 1, 2006 and the public of their proposed tariff adjustments seven days prior to the date of the proposed tariff change with respect to all tariffs. In addition, changes in tariffs charged by Type I service providers (notwithstanding the type of their respective services) may not, in any event, be greater than the annual growth rate of the consumer price index in Taiwan adjusted by a set constant, which will be periodically determined and announced by the National Communications Commission. For example, if:

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

In October 2000, the Directorate General of Telecommunications announced that effective from the date of the announcement, the set constant to be applied for all tariff adjustments, except tariffs for our fixed line local telephone services, will be equal to the annual growth rate of the consumer price index in Taiwan. Accordingly, for the time being, the adjustment would be equal to zero as calculated in (3) above and thus no increase in tariffs by Type I services providers will be allowed, except for increases in tariffs for fixed line local telephone services. The set constant to be applied for adjustments in fixed line local telephone services has yet to be announced by the Directorate General of Telecommunications or the National Communications Commission.

Type II service providers are free to establish their own tariff schemes, but are required to notify the Directorate General of Telecommunications or, from March 1, 2006 the National Communications Commission and the public upon adoption and upon any subsequent adjustments.

Accounting Separation System

The Telecommunications Act requires that a Type I service provider, including one who concurrently offers Type II services, separately calculate the profits and losses for its different services and prohibits any cross-subsidization among services that will impede fair competition.

Interconnection Arrangements

The Telecommunications Act requires all Type I service providers to allow other Type I service providers access to their networks. It further requires Type I service providers, within three months upon request by the other Type I service provider, to reach an agreement on the relevant terms for the interconnection. Prices charged for interconnection must be based on cost. If the parties fail to reach an agreement within three months, the National Communications Commission may, either at the request of the parties or on its own accord, arbitrate and determine the interconnection terms for the parties. According to the Administrative Rules for Network Interconnection Between Telecommunication Service Providers, the tariffs for communications (except for international communications) between a cellular telecommunications network and a fixed line telecommunications network) shall be collected by the call-originating services provider from its subscribers pursuant to the tariff schedules set by the cellular services provider, and the revenue or any uncollectible accounts from such tariffs shall go to the cellular services provider. In addition, tariffs for communications within cellular telecommunications networks shall be collected by the call-originating services provider from its subscribers pursuant to the tariff schedules set by such provider, and the revenue or any uncollectible accounts from such tariffs shall be for the account of to the call-originating services provider.

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

The Telecommunications Act authorizes the Directorate General of Telecommunications or, from March 1, 2006, the National Communications Commission to issue rules and regulations pertaining to interconnection. Under the Administrative Rules for Network Interconnection issued by the Directorate General of Telecommunications, as last amended on November 17, 2005, we, as a dominant Telecommunication service provider for fixed line and cellular services, are required to unbundle our network and provide cost-based interconnection charges calculated with reference to the total element long-run incremental cost incurred by us. We are required to submit our proposed calculations of the total element long-run incremental cost to the Directorate General of Telecommunications or, from March 1, 2006, the National Communications Commission, for its approval each year. Local loop unbundlings for both voice and data have been completed.

Bottleneck Facilities

Under the Telecommunications Act, when a Type I service provider cannot construct bottleneck facilities within a reasonable period of time or substitute those facilities by other available technologies, it may request for co-location on a fee basis from the owner of the facilities located at the bottleneck of the relevant telecommunications network. The owner of the facilities so requested may not reject these requests without due cause. The Ministry of Transportation and Communications had the authority, now held by the National Communications Commission, to prescribe facilities as bottleneck facilities, and has prescribed bridges, tunnels, lead-in tubes and telecommunications chambers located within buildings and horizontal and vertical telecommunications cables and lines as bottleneck facilities in relation to fixed line telecommunications networks.

Spectrum Allocation

The Ministry of Transportation and Communications previously and now the National Communications Commission allocates all telecommunications related frequencies primarily according to the standards set by the International Telecommunications Union. The 900 MHz and 1,800 MHz frequency bands have been allocated for cellular applications. A total of 40 MHz spectrum around the 800 MHz frequency band and a total of 130 MHz of spectrum around the 2 GHz band have been allocated for third generation cellular services.

Frequency allocation for fixed wireless platforms, such as wireless local loop and local multipoint distribution services, has already been set. Only some bands of the spectrum made available for these services are completely clear and there is partial usage in all other bands. The cost of frequency usage will be based on quantity.

Provision of Universal Services

A Type I service provider may be required by the Ministry of Transportation and Communications previously and now the National Communications Commission under the Telecommunications Act, to provide universal telecommunications services in remote or unprofitable areas. All Type I service providers and certain Type II service providers designated by the Ministry of Transportation and Communications previously and now the National Communications Commission will be required to contribute a fixed portion of their annual revenues to a universal services fund. Such a fund will be used to compensate any losses and management fees incurred by the relevant Type I service provider in providing the universal services. In April 2005, the Ministry of Transportation and Communications amended the Regulations on Telecommunications Universal Services, pursuant to which Type I service providers are required to provide universal telecommunications services and contribute to the costs and expenses of providing such services on a pro rata basis according to their respective revenues.

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a third generation cellular services provider, is required to provide its subscribers with equal access to the domestic and international long distance telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. Currently, all Type I service providers, including us, provide equal access only through call-by-call selection. When a subscriber makes a call using call-by-call selection, such subscriber has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. Starting from July 1, 2005, all Type I service providers may also provide equal access through pre-selection in Keelung City, Taipei City/County, Taichung City/County and Kaohsiung City/County. Equal access through pre-selection is available throughout Taiwan since January 1, 2006. The pre-selection function allows any subscriber to select in advance a long distance or international service provider of his or her choice. When such subscriber makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such subscriber.

Number Portability

The Ministry of Transportation and Communications has adopted principles on fixed line number portability to enable customers to migrate their local and toll free fixed line telephone numbers. Under these regulations, we are required to provide fixed line number portability in seven major cities and counties in Taiwan upon the grant of the first fixed line license to a new entrant. We are also required to provide such number portability in other service areas no later than 181 days from the grant of such license and upon six months’ advanced written notification received from the new fixed line service provider. Since May 2002, fixed line number portability has been made available to all customers in accordance with the then prevailing Fixed Network Regulations.

In November 2003, the Directorate General of Telecommunications promulgated the Administration Rules Governing Number Portability governing both fixed line and cellular services and the Fixed Network Regulations were revised to reflect such new regulation. Under the Administration Rules Governing Number Portability, which rules were amended on September 22, 2005, subscribers may migrate their telephone numbers when changing Type I service providers. The number portability for wireless services commenced on October 15, 2005.

Cable Radio and Television Law

Under the 1999 amendment of The Cable Television Law (the predecessor of Cable Radio and Television Law), telecommunications service providers may be licensed as cable radio and television operators. The Government Information Office also promulgated rules for integrated fixed line service providers to apply for licenses to engage in cable radio and television businesses. The competent authority of the Cable Radio and Television Law is now the National Communications Commission from March 1, 2006.

We have been granted a license to operate cable television business. The license is valid until February 3, 2013.

The tariff for cable television business is subject to annual prior review by the tariff committees of municipal governments.

Ownership Limitations

The Telecommunications Act provides that direct foreign ownership in Type I service providers, except for us, may not exceed 49%, and combined direct and indirect foreign ownership in Type I service providers, except for us, may not exceed 60%. The Telecommunications Act places no limitation on foreign ownership in Type II service providers. The Ministry of Transportation and Communications separately prescribed limits on our foreign ownership. Currently, direct and indirect foreign ownership of our common shares is limited to 40%. A fine of between NT$500,000 to NT$2,500,000 may be imposed on us if we fail to comply with this limitation within a prescribed period of time after receiving a notice to comply. If we fail to comply within a prescribed period of time after such further notification, our licenses to operate our Type I services may be revoked.

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

Laws and Regulations Relating to State-Owned Enterprises and Our Privatization; Statute Governing Privatization of State-Owned Enterprises

On the date of our privatization, we were required to make termination payments in accordance with the pension payment determined under the Labor Standards Law plus six months’ salary and one month’s wages in lieu of prior notice of termination to our employees who chose not to continue their employment. The government is responsible for paying the six months’ salary to our employees who chose not to continue their employment.

Upon the completion of our privatization, we were required to make a settlement payment to our employees who chose to remain with us, based on their seniority and in accordance with the pension payment determined under the Labor Standards Law as if they have retired at the time of privatization. Those employees who remained with us and who are laid off within five years after the completion of our privatization will be entitled to a payment equal to the pension benefit accrued from the date of our privatization to the date of termination, six months’ salary and one month’s wages (including salary, bonuses, allowances and other regular payments) in lieu of prior notice of termination. The government has agreed to assume the cost of paying the six months’ salary to the laid-off employees.

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

Statute of Chunghwa Telecom Co., Ltd.

In light of the privatization of our company, the Executive Yuan, on May 1, 2006, proposed a motion for the abolishment of the Statute of Chunghwa Telecom Co., Ltd. for legislative approval. We cannot determine when this motion will be approved by the Legislative Yuan. Under Republic of China law, the Statute of Chunghwa Telecom Co., Ltd will continue in effect until the Legislative Yuan formally approves the motion and the President of the Republic of China pronounces the abolishment of the law.

Approval of Ministry of Transportation and Communications

While the continued application of the Statute of Chunghwa Telecom Co., Ltd. remains unclear and it may be abolished in the near future, under that statute we are required to obtain approval of the Ministry of Transportation and Communications for:

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

Employee Subscription Rights for New Issues of Our Common Shares

In accordance with the Statute of Chunghwa Telecom Co., Ltd., our employees have rights to subscribe for not more than 10% of a new issuance of our common shares at favorable terms in accordance with subscription rules which were to be announced by the Ministry of Transportation and Communications. However, no such rules were ever announced. In addition, under the Republic of China Company Law, employees of Republic of China companies have pre-emptive rights to subscribe for between 10-15% of any new issue of shares by the company.

C. Organizational Structure

We do not have any subsidiaries.

D. Property, Plant and Equipment

Please refer to “—B. Business Overview” for a discussion of our property, plant and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2005 have been translated into U.S. dollar amounts using US$1.00=NT$32.80, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005. The US dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

A number of recent and expected future developments have had, and in the future may have, a material impact on our financial condition and results of operations. These developments include:

•	changes in our revenue composition and sources of revenue growth;

•	increased competition in the fixed line, leased line and cellular services markets, including the third generation cellular services market;

•	tariff adjustments;

•	capital expenditures as a result of technological improvements and changes in our business;

•	provisions for pension payments and other stock-based compensations to our employees; and

•	taxation.

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

The table below sets forth the revenues from our principal lines of business as a percentage of revenues for the periods indicated.

	Year ended December 31,
	2003	2004	2005
Revenues:
Fixed line	42.5%	38.9%	35.9%
Wireless	36.6	38.2	39.6
Internet and data	19.5	21.2	22.8
Other	1.4	1.7	1.7

Total	100.0%	100.0%	100.0%

Over the past three years, the composition of our revenue base has undergone a significant change as a result of our strategy to diversify our revenues and focus on generating increased revenues from higher growth businesses, such as cellular and Internet and data services.

Cellular and Internet and data services have been our fastest growing sources of revenue over the last three years. Most of our increased revenues have come from our cellular and Internet access services, with our asymmetrical digital subscriber line services accounting for a significant portion of such increase. We launched our asymmetrical digital subscriber line services in August 1999, and we had approximately 3.7 million subscribers as of December 31, 2005. Increasing Internet penetration in Taiwan and higher data traffic have contributed to a significant increase in our revenues from Internet and data services over this period. Revenues from our local telephone and domestic long distance telephone and paging services have declined during this period, mainly due to traffic migration to cellular services. Revenues from our international long distance services have also declined, as international long distance tariffs have declined worldwide. We believe that wireless and Internet and data services will continue to generate an increasing percentage of our revenues.

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

Since August 2001, the Ministry of Transportation and Communications has awarded undersea cable service licenses to four additional operators. Moreover, in February 2002, the Ministry of Transportation and Communications awarded five concessions to provide third generation cellular services. Two of these new concessions were awarded to new cellular operators. In addition, the government issued six mobile virtual network operator licenses in 2004, and began to allow mobile number portability services in October 2005. Our mobile number portability service attracted a large number of customers. We seek to minimize loss of customers from the increased competition by continuing to offer handset subsidies, more competitive pricing packages, our “Friends and Family” packages and mobile virtual private networks for our enterprise customers.

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

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions, within the constraints of our budget requirements before we were privatized.

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

In April 2005, we reduced monthly rental fees for part of our asymmetrical digital subscriber line services by an average of 2%. For downlink speeds of 256k services, the reduction rate was as high as 47%.

In June 2005, we reduced short messaging service fees from NT$1.5 to NT$1.3 per message for messages sent between our customers and from NT$2 to NT$1.7 per message for messages sent to users of other service providers.

In December 2005, we reduced mobile dialing fees for calls to local telephone numbers by an average of 7%.

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

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our cellular services network, and on developing our asymmetrical digital subscriber line network, which enables transmission of digital information at a high-bandwidth over existing telephone lines. In particular, we have enhanced our telecommunications services through:

•	the introduction of a voice over Internet protocol exchange system in our long distance telephone network;

•	the implementation of a network modernization program, including a gradual transfer from our public switched telephone network to a system based on Internet protocol, to remain at the forefront of new technologies;

•	the development of an intelligent network for fixed line services;

•	the deployment of a high-capacity long-haul dense wavelength division multiplexing system and a nationwide Internet protocol backbone network with 320 gigabits per second giga switching routers for Internet and Internet protocol virtual private network services;

•	the expansion and upgrade of our cellular services network, including the rollout of general packet-switched radio services; and

•	the construction of our third generation cellular services network.

As a result, we incurred aggregate capital expenditures of NT$78.0 billion over the period from January 1, 2003 to December 31, 2005.

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

Provisions for pension payments and other stock-based compensations to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2003, 2004 and 2005, personnel expenses represented 32.6%, 32.4% and 38.8%, respectively, of our total operating costs and expenses, and pension costs represented 10.3%, 11.3% and 7.8%, respectively, of our personnel expenses. The table below sets forth information regarding personnel expenses, depreciation and amortization and other operating costs and expenses in the aggregate and as a percentage of our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2003		2004		2005
	(in billions of NT$, except for percentages)
Operating costs and expenses:
Personnel expenses
Pension(1)	4.2	3.4%	4.6	3.7%	4.3	3.0%
Salaries and bonus	37.0	29.2	36.0	28.7	50.6	35.8

Total personnel expenses	41.2	32.6	40.6	32.4	54.9	38.8

Depreciation and amortization—costs of services	39.2	31.0	38.4	30.6	38.8	27.4
Depreciation and amortization—operating expenses	2.4	1.9	2.3	1.9	2.4	1.7
Other	43.7	34.5	44.0	35.1	45.5	32.1

Total operating costs and expenses	126.5	100.0%	125.3	100.0%	141.6	100.0%

(1)	Does not include NT$37 million, NT$129 million and NT$183 million of pension costs associated with employees engaged in construction projects that were capitalized and not treated as personnel expenses in 2003, 2004 and 2005, respectively.

The following table sets forth our personnel expenses (divided into pension and non-pension portions) allocated by categories of operating costs and expenses:

	For the year ended December 31,
	2003		2004		2005
	(in billions of NT$, except for percentages)
Personnel expenses
Cost of Services
Pension	2.5	6.2%	2.8	6.9%	2.5	4.6%
Non-pension	23.3	56.6	22.5	55.4	30.8	56.1

Total	25.8	62.8	25.3	62.3	33.3	60.7
Sales and Marketing
Pension	1.2	2.9	1.2	3.1	1.3	2.3
Non-pension	9.5	23.0	9.6	23.6	14.4	26.2

Total	10.7	25.9	10.8	26.7	15.7	28.5
General and Administration
Pension	0.3	0.6	0.3	0.6	0.2	0.5
Non-pension	2.2	5.3	2.0	5.0	2.9	5.2

Total	2.5	5.9	2.3	5.6	3.1	5.7
Research and Development
Pension	0.2	0.6	0.3	0.6	0.2	0.4
Non-pension	2.0	4.8	1.9	4.8	2.6	4.7

Total	2.2	5.4	2.2	5.4	2.8	5.1

Total personnel expenses	41.2	100.0%	40.6	100.0%	54.9	100.0%

At the time of our privatization, our then existing defined benefit pension obligations were settled in full. After completion of our privatization, our continuing employees were deemed to have commenced employment as of the date our privatization was completed for seniority purposes under our pension plans in effect after privatization. Under applicable Republic of China regulations, upon our privatization, the Ministry of Transportation and Communications assumed the obligation to make annuity payments to our employees who retired before our privatization. Under US GAAP reporting, the portion of the pension obligations that was settled by the Ministry of Transportation and Communications, was represented by the difference between the accrued pension liabilities, the deferred pension cost and related deferred income tax assets was accounted for as contributed capital and recorded under our stockholders’ equity as of August 12, 2005.

We expect our pension costs for the fiscal year 2006 to be approximately NT$3.4 billion.

Increases in our costs and expenses in recent years were also attributable to purchases of our common shares by our employees at discounts. We recognize compensation expenses when our employees purchase our common shares at discounts under the priority share subscription program. We recognized such compensation expenses in the amounts of NT$1.9 billion, NT$0.5 billion and NT$12.8 billion (US$0.4 billion) in 2003, 2004 and 2005, respectively.

Under a program established pursuant to a regulation adopted by the Ministry of Transportation and Communications, our employees may subscribe for up to 476,858,252 of our common shares from the Ministry of Transportation and Communications in offerings conducted by the Ministry of Transportation and Communications prior to our privatization. As long as our employees agree not to transfer or pledge these shares for two or three years, they will be eligible to receive a discount of 10% or 20%, respectively, from the offering price. Pursuant to June 2005 amendment to the terms of this program, a majority of our employees who continue their employment with us after our privatization will also be eligible to receive a 50% discount if they agree not to transfer or pledge the shares for four years.

At the time when we were privatized, the Ministry of Transportation and Communications implemented another stock subscription program, allocating up to 476,858,252 common shares, or 4.9% of our then outstanding common shares, for a one-time subscription by our employees. Under this program, a majority of our employees will be eligible to receive a discount of 10%, 20% or 50% from the offering price of the shares if they agree not to transfer or pledge these shares for two, three or four years, respectively.

As of the date of this annual report, 762,886,886 of our common shares, representing 7.9% of our outstanding common shares were sold under the two programs mentioned above.

Taxation

The current corporate income tax rate in the Republic of China is 25%. We have benefited from tax incentives generally available to technology companies in the Republic of China, including tax credits of up to 30% (25% prior to February 2002) of the amount of some of our research and development, automation and employee training expenditures. Starting in 2001, we qualify for tax benefits at the rate of 5% to 20% for the amount of our investment in qualified equipment and technology. As a result, our effective tax rate was 17.9%, 18.1% and 27.7% in 2003, 2004 and 2005, respectively.

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

Segment Operating Losses

Our local telephone services had operating losses of NT$5.9 billion, NT$7.9 billion and NT$15.0 billion (US$0.5 billion) in 2003, 2004 and 2005, respectively. See Note 23 to our audited financial statements included elsewhere in this annual report. We expect our local telephone services to continue incurring operating losses as competition in the local telephone services market further intensifies and traffic continues to migrate from fixed line services to cellular and broadband services.

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

One-time subscriber connection fees, primarily in relation to fixed line service revenues, are deferred and recognized over the average expected customer service periods, which we evaluate on a continual basis. For example, the average expected customer service period for fixed line service revenues has increased over time from 13 years at December 31, 2004 to 16 years at December 31, 2005, and the average expected customer service period for cellular service revenues has declined over time from five years at December 31, 2004 to four years at December 31, 2005 and the average expected customer service period for Internet service revenues increased from three years in 2004 to four years in 2005, while the average expected customer service periods for other service lines have remained relatively the same over the same period. If our estimates of these customer service periods become longer, the amortization of our deferred income could be materially and adversely affected. This deferred income is also dependent on the amount of one-time connection fees received from subscribers.

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

If at January 1, 2005 we would have determined that the remaining useful lives for our property, plant and equipment were shorter or longer by one year than what we used in the preparation of our financial statements, our recorded depreciation expense in 2005 would have increased by approximately NT$12.5 billion or decreased by approximately NT$8.0 billion, respectively.

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

Estimating the net realizable value of investments in privately held companies can be inherently subjective and may contribute to significant volatility in our reported results of operations. For example, if the investment environment worsens in 2006, we may incur an impairment in our equity or cost method investments.

Pension Benefits

The amounts recognized in our financial statements related to pension benefits are determined on an actuarial basis that utilizes several different assumptions in the calculation of such amounts. Significant assumptions used in determining our pension benefits are the discount rate, the expected long-term rate of return on plan assets, the rate of increase in compensation levels, and the average remaining years of service for employees, which prior to 2005 included an estimate for the number of employees that will retire upon our privatization. In addition, because we were required to fully fund our pension plans on or prior to the date of our privatization to enable us to meet the requirements of making full benefit payments to our then existing employees, prior to 2005 we made an assumption of our privatization date in determining the amount of the pension benefits.

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

A decrease in the discount rate or in the expected return on assets would increase the reported obligation. For example, if the discount rate in 2005 used in determining this obligation were 0.25% lower, it would generate a NT$41.2 million increase in the obligation reported on the balance sheet and a NT$69.1 million increase in the benefit costs. Similarly, if the expected return on assets assumption were 0.25% lower, it would generate a NT$4.6 million increase in benefit costs, and a similar increase in the obligation reported on the balance sheet. A minor change in the estimate of health care cost assumptions or a delay of the privatization date by one year would not materially affect our pension obligations or related benefit costs. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and the Taiwan Telecommunications Industry — Our actual pension obligations may be significantly higher than what we have provided for under current actuarial assumptions and may also differ from actual experience, including as a result of events outside of our control.”

Accounting for Income Taxes

Deferred income taxes represent the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We measure deferred tax assets and liabilities using statutory tax rates that, if changed, would result in either an increase or a decrease in the provision for income taxes in the period of change. A one-percentage point increase in the statutory income tax rate as of December 31, 2005 would have decreased our net income by approximately NT$460.3 million.

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

We had a valuation allowance of NT$2,499 million on our deferred tax asset balance as of December 31, 2005. We do not have a full valuation allowance on the deferred tax asset, as we believe these benefits will be fully realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, the realizability of our deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

Our Financial Reporting Obligations

Our audited financial statements included in this annual report are prepared under US GAAP. Prior to our privatization in August 2005, we prepared certain unaudited financial data on a monthly and quarterly basis and audited financial statements on a semiannual and annual basis in accordance with our internal accounting principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises in the Republic of China. These internal accounting principles, which we refer to as Chunghwa Telecom Internal Accounting Principles, have been approved by the government.

Prior to our privatization in August 2005, we were also required to prepare on an annual basis audited financial statements subject to the review and adjustment of the Ministry of Audit in accordance with the Audit Law of the Republic of China and other relevant laws and regulations. As a result, prior to our privatization in August 2005, we may have published up to three separate audited annual financial statements, including financial statements prepared under US GAAP, the Chunghwa Telecom Internal Accounting Principles and the accounting standards used by the government.

Prior to our privatization in August 2005, we made available the following unaudited financial statements prepared in accordance with US GAAP at the same time that we make available financial statements for the same periods prepared in accordance with Chunghwa Telecom Internal Accounting Principles as required by Republic of China law:

•	financial statements for the three months ended March 31 of each fiscal year;

•	financial statements for the three months and six months ended June 30 of each fiscal year; and

•	financial statements for the three months and nine months ended September 30 of each fiscal year.

In addition, prior to our privatization in August 2005, we made available audited annual financial statements prepared in accordance with US GAAP at the same time that we make available our annual financial statements prepared in accordance with Chunghwa Telecom Internal Accounting Principles as required by Republic of China law.

The Chunghwa Telecom Internal Accounting Principles and the accounting standards used by the government differ in significant respects from each other and from US GAAP. In addition, the government may require that adjustments be made in accordance with the Audit Law of the Republic of China to our financial statements prepared under the Chunghwa Telecom Internal Accounting Principles. However, these adjustments did not have any material impact on our financial statements presented in this annual report. The financial statements presented in this annual report have been prepared in accordance with US GAAP and were not subject to adjustment under the government review and audit process. You should not rely on our audited financial statements prepared under the Chunghwa Telecom Internal Accounting Principles or our financial statements audited by the government for purposes of comparison with our financial statements prepared under US GAAP.

In addition, prior to our privatization in August 2005, dividends paid to our shareholders had historically been determined based on our net income determined in accordance with the Chunghwa Telecom Internal Accounting Principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises. Dividends to be paid subsequent to our privatization will be determined in accordance with ROC GAAP.

After our privatization, we intend to transition into financial reporting under ROC GAAP, with reconciliation to US GAAP, beginning in 2008. In the interim, we expect we will continue to make available our quarterly and semi-annual financial statements prepared in accordance with US GAAP.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$	US$
Revenues:
Fixed line
Local	48.4	44.9	40.7	1.2
Domestic long distance	13.4	12.0	11.0	0.3
International long distance	15.7	15.2	14.6	0.5

Total fixed line	77.5	72.1	66.3	2.0

Wireless
Cellular	66.2	70.3	73.0	2.2
Paging	0.6	0.3	0.1	—

Total wireless	66.8	70.6	73.1	2.2

Internet and data:
Internet	25.9	29.5	32.1	1.0
Data	9.7	9.8	10.1	0.3

Total Internet and data	35.6	39.3	42.2	1.3

Other	2.6	3.2	3.1	0.1

Total revenues	182.5	185.2	184.7	5.6

Operating costs and expenses:
Costs of services(1)	59.6	60.3	70.1	2.1

	For the year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$	US$
Marketing(1)	20.0	19.3	23.7	0.7
General and administrative(1)	2.7	2.5	3.5	0.1
Research and development(1)	2.6	2.5	3.1	0.1
Depreciation and amortization—costs of services	39.2	38.4	38.8	1.2
Depreciation and amortization—operating expenses	2.4	2.3	2.4	0.1

Total operating costs and expenses	126.5	125.3	141.6	4.3

Income from operations	56.0	59.9	43.1	1.3
Other income	2.2	2.7	4.0	0.1
Other expenses	0.6	0.4	1.1	0.0
Income before income tax	57.6	62.2	46.0	1.4
Income tax	10.3	11.3	12.7	0.4

Net income	47.3	50.9	33.3	1.0

(1)	Excludes related depreciation and amortization.

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2003	2004	2005
	(as percentages of total revenues)
Revenues:
Fixed line
Local	26.5%	24.3%	22.1%
Domestic long distance	7.4	6.4	5.9
International long distance	8.6	8.2	7.9

Total fixed line	42.5	38.9	35.9

Wireless
Cellular	36.3	38.0	39.5
Paging	0.3	0.2	0.1

Total wireless	36.6	38.2	39.6

Internet and data:
Internet	14.2	15.9	17.3
Data	5.3	5.3	5.5

Total Internet and data	19.5	21.2	22.8

Other	1.4	1.7	1.7

Total revenues	100.0	100.0	100.0

Operating costs and expenses:
Costs of services(1)	32.7	32.6	38.0
Marketing(1)	10.9	10.4	12.8
General and administrative(1)	1.5	1.4	1.9
Research and development(1)	1.4	1.3	1.7
Depreciation and amortization—costs of services	21.5	20.7	21.0
Depreciation and amortization—operating expenses	1.3	1.3	1.3

Total operating costs and expenses	69.3	67.7	76.7

Income from operations	30.7	32.3	23.3
Other income	1.2	1.5	2.2
Other expenses	0.3	0.2	0.6
Income before income tax	31.6	33.6	24.9
Income tax	5.7	6.1	6.9

Net income	25.9%	27.5%	18.0%

(1)	Excludes related depreciation and amortization.

Year ended December 31, 2004 compared with year ended December 31, 2005

Revenues

Our revenues decreased by 0.3% from NT$185.2 million in 2004 to NT$184.7 billion (US$5.6 billion) in 2005. This decrease was primarily due to a continuous decline in fixed network business and an expansion of the average expected customer service period which affects the revenue from fixed network.

Fixed Line Services

Fixed line revenues comprised 38.9% and 35.9% of our revenues in 2004 and 2005, respectively. Our fixed line revenues decreased by 8.0% from NT$72.1 billion in 2004 to NT$66.3 billion (US$2.0 billion) in 2005.

Local telephone services. Our local telephone revenues decreased by 9.3% from NT$44.9 billion in 2004 to NT$40.7 billion (US$1.2 billion) in 2005. This decrease was principally a result of a 14.0% decline in traffic volume from 24.5 billion minutes in 2004 to 21.1 billion minutes in 2005. This decline in traffic volume was primarily due to the continued migration of non-HiNet Internet subscribers from dial-up to broadband Internet access, the continued traffic migration from fixed line services to broadband and cellular services, and increasing market competition. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed-line services to broadband and cellular services is slowing. This decline in traffic volume was partially offset by a 2.9% increase in average local usage fees, reflecting a continued decrease in the number of users of our discounted Internet tariff package. The decrease was also due to the expansion of the customer service period from an average of 13 years to 16 years, which has caused a substantial decline in revenues in local telephone connection fees. Our local interconnection revenues decreased by NT$0.1 billion between these two years because of a decrease in local interconnection volume.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 8.3% from NT$12.0 billion in 2004 to NT$11.0 billion (US$0.3 million) in 2005. This decrease was mainly due to a decrease in traffic volume from 5.6 billion minutes in 2004 to 5.1 billion minutes in 2005. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to broadband and cellular services and increased competition from other fixed line operators. The rate of migration from fixed line services to cellular services has been slowing in the past two years as the cellular market becomes increasingly saturated. Our interconnection revenues also decreased as a result of more direct connections between private operators.

International long distance telephone services. Our international long distance telephone revenues decreased by 4.1% from NT$15.2 billion in 2004 to NT$14.6 billion (US$0.4 billion) in 2005. This decrease was mainly due to intense market competition and a decrease in the average per minute usage charge due to promotional packages to encourage usage. This was partially offset by an 8% increase in outgoing traffic volume from 2004 to 2005. Our international settlement revenues decreased by 5.6% from NT$3.5 billion in 2004 to NT$3.3 billion (US$0.1 billion) in 2005. This decrease was primarily due to the continued decline in international settlement rates and translation losses due to fluctuations in foreign exchange rates.

Wireless Services

Wireless revenues comprised 38.2% and 39.6% of our revenues in 2004 and 2005, respectively. Our wireless revenues increased by 3.6% from NT$70.6 billion in 2004 to NT$73.1 billion (US$2.2 billion) in 2005. Our cellular services grew as a percentage of our revenues from 38.0% in 2004 to 39.5% in 2005. Our paging services decreased as a percentage of our revenues from 0.2% in 2004 to 0.1% in 2005.

Cellular services. Our cellular services revenues increased by 3.9% from NT$70.3 billion in 2004 to NT$73.0 billion (US$2.2 billion) in 2005. This increase was mainly a result of an increase in outgoing traffic volume of 2.9% from 8.7 billion minutes in 2004 to 8.9 billion minutes in 2005, as a result of an increase in the number of customers using monthly rental service.

Paging services. Our paging revenues decreased by 55% from NT$0.3 billion in 2004 to NT$0.1 billion (US$4.1 million) in 2005. This decrease was primarily due to a 45.9% decrease in the number of paging subscribers, resulting from continued customer migration to cellular services, as cellular services become more widely adopted in Taiwan.

Internet and Data Services

Internet and data revenues comprised 21.2% and 22.8% of our revenues in 2004 and 2005, respectively. Our Internet and data revenues increased by 7.2% from NT$39.3 billion in 2004 to NT$42.2 billion (US$1.3 million) in 2005 due primarily to an increase in our Internet services.

Internet services. Our revenues attributable to Internet services increased by 8.6% from NT$29.5 billion in 2004 to NT$32.1 billion (US$1.0 billion) in 2005. This increase was largely due to an increase in the number of our asymmetrical digital subscriber line subscribers from 3.1 million as of December 31, 2004 to 3.7 million as of December 31, 2005. This increase was also due to a 7.6% increase in the number of our HiNet subscribers from 3.8 million as of December 31, 2004 to 4.1 million as of December 31, 2005. Calls to HiNet are recorded as part of our Internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our Internet and data revenues. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenues.

Data services. Revenues from our data services increased by 3.0% from NT$9.8 billion in 2004 to NT$10.0 billion (US$0.3 billion) in 2005. This increase was principally due to an increase in revenues from our hiLink virtual private network service. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed lease lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators and international leased line service providers, as well as the continued migration of domestic leased line users to asymmetrical digital subscriber line services. The effects of tariff decreases were generally offset by the continued increase in the usage of our leased line services in 2005.

Other

Other revenues comprised 1.7% and 1.7% of our revenues in 2004 and 2005, respectively.

Our other revenues decreased by 2.2% from NT$3.2 billion in 2004 to NT$3.1 billion (US$95.6 million) in 2005. This decrease in other revenues was primarily due to an NT$0.3 billion decrease in revenues from our corporate solution business.

Operating Costs and Expenses

Our operating costs and expenses increased by 13.0% from NT$125.3 billion in 2004 to NT$141.6 billion (US$4.3 billion) in 2005. This increase was primarily due to increases in stock compensation expenses and performance-based bonuses. As a percentage of revenues, operating costs and expenses increased from 67.7% in 2004 to 76.7% in 2005.

Costs of Services

Costs of services include personnel expenses, international settlement costs, handset subsidies, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of services increased by 16.4% from NT$60.3 billion in 2004 to NT$70.1 billion (US$2.1 billion) in 2005. This increase was principally a result of: (1) an NT$7.2 billion increase in employees’ purchase of our common shares at discounts; (2) an NT$0.9 billion increase in our handset subsidies; (3) an NT$0.8 billion increase in performance-based bonuses; and (4) an NT$0.3 billion impairment loss on long-term assets. We recognize compensation expense when our employees purchase our common shares at discounts under the priority share subscription program.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, increased by 22.6% from to NT$19.3 billion in 2004 to NT$23.7 billion (US$0.7 billion) in 2005. This increase was mainly due to (1) an NT$4.0 billion increase in employees’ purchase of our common shares at discounts; and (2) an NT$0.4 billion increase in performance-based bonuses. We recognize compensation expense when our employees purchase our common shares at discounts under the priority share subscription program.

General and Administrative

Our general and administrative expenses increased by 37.5% from NT$2.5 billion in 2004 to NT$3.5 billion (US$0.1 billion) in 2005. This increase was primarily due to (1) an increase of NT$0.7 billion in compensation expense arising under our employee priority share subscription program; and (2) an increase of NT$76 million in performance-based bonuses. We recognize compensation expense when our employees purchase our common shares at discounts under the priority share subscription program. The higher compensation expense in 2005 was largely due to an increase in such purchases by our employees compared to 2004.

Research and Development

Our research and development expenses increased by 27.0% from NT$2.5 billion in 2004 to NT$3.1 billion (US$0.1 billion) in 2005. This increase was primarily due to (1) an increase of NT$0.5 billion in compensation expense arising under our employee priority share subscription program, and (2) an increase of NT$74 million in performance-based bonuses. Our research and development expenses increased as a percentage of our revenues from 1.3% in 2004 to 1.7% in 2005. We recognize compensation expense when our employees purchase our common shares at discounts under the priority share subscription program. The higher compensation expense in 2005 was largely due to an increase in such purchases by our employees compared to 2004.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 1.1% from NT$40.7 billion in 2004 to NT$41.2 billion (US$1.3 billion) in 2005. This increase was mainly due to the amortization of our 3G licence.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions of NT$)
As of and for the year ended December 31, 2005
Operating costs and expenses	36.7	1.7	7.8	23.7	22.9	2.6	95.4

Unallocated corporate expenses							5

Total operating costs and expenses							100.4

Depreciation and amortization	19.0	0.7	0.7	7.6	12.4	0.6	41.0

Unallocated corporate expenses							0.1

Total depreciation and amortization							41.1

As of and for the year ended December 31, 2004
Operating costs and expenses	32.8	1.4	7.7	20.4	16.6	1.7	80.6
Unallocated corporate expenses							4.0

Total operating costs and expenses							84.6

Depreciation and amortization	20.0	0.8	0.7	6.2	12.4	0.5	40.6
Unallocated corporate expenses							0.1

Total depreciation and amortization							40.7

(1)	Includes cellular and paging services.

Local telephone services

Our local telephone operating expenses, excluding depreciation and amortization, increased by 11.9% from NT$32.8 billion in 2004 to NT$36.7 billion (US$1.1 billion) in 2005. This increase was primarily due to an NT$4.5 billion increase in employees’ purchase of our common shares at discount. Our depreciation and amortization expenses relating to local telephone services decreased by 4.9 % from NT$20.0 billion in 2004 to NT$19.0 billion (US$0.6 billion) in 2005. The decrease was a result of a decrease in depreciation and amortization expenses because of an increase in obsolete equipment.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, increased by 22.8% from NT$1.4 billion in 2004 to NT$1.7 billion (US$51.2 million) in 2005. The increase was primarily due to an NT$0.2 billion increase in the employees’ purchase of our common shares at discount. Our depreciation and amortization expenses relating to domestic long distance telephone services decreased by 12.7% from NT$0.8 billion in 2004 to NT$0.7 billion (US$21.9 million) in 2005. The decrease in depreciation and amortization expenses was mainly due to a slow-down of our upgrading equipment.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, increased by 1.0% from NT$7.7 billion in 2004 to NT$7.8 billion (US$0.2 billion) in 2005. The increase was primarily due to an NT$0.35 billion increase in the employees’ purchase of our common shares at discounts. Our depreciation and amortization expenses relating to international long distance telephone services remained flat at NT$0.7 billion in 2004 and in 2005.

Wireless Services

Our wireless operating expenses, excluding depreciation and amortization, increased by 16.4% from NT$20.4 billion in 2004 to NT$23.7 billion (US$0.7 billion) in 2005. This increase was primarily due to (1) an NT$1.2 billion increase in the employees’ purchase of our common shares at discounts; (2) an NT$1 billion increase in marketing expenses. Our depreciation and amortization expenses relating to wireless services increased by 23% from NT$6.2 billion in 2004 to NT$7.6 billion (US$0.2 billion) in 2005. The increase was mainly due to (1) an NT$1.0 billion increase in depreciation caused by purchases of new equipment such as mobile exchangers and signal transmitters and receivers; and (2) an NT$0.4 billion increase in amortization of 3G license fees.

Internet and Data Services

Our Internet and data operating expenses, excluding depreciation and amortization, increased by 37.3% from NT$16.6 billion in 2004 tp NT$22.9 billion (US$0.7 billion) in 2005. This increase was primarily due to an NT$5.3 billion increase in the employees’ purchase of our common shares at discounts. Our depreciation and amortization expenses relating to Internet and data services increased by 0.2% from NT$12.4 billion in 2004 to NT$12.4 billion (US$0.4 billion) in 2005.

Operating Income and Operating Margin

As a result of the foregoing, our operating income decreased by 28% from NT$59.9 billion in 2004 to NT$43.1 billion (US$1.3 billion) in 2005. Our operating margin decreased from 32.3% in 2004 to 23.3% in 2005.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Wireless(1)	Internet and Data	Other	Total
	(in billions)
As of and for the year ended December 31, 2005
Income from operations	(1.7)	7.6	2.9	29.1	10.9	(0.6)	48.2
Elimination of intersegment income	(13.3)	1.0	3.2	12.7	(4.0)	0.4	—

	(15.0)	8.6	6.1	41.8	6.9	(0.2)	48.2

Unallocated corporate expenses							(5.1)

Total income from operations							43.1

As of and for the year ended December 31, 2004
Income from operations	5.4	8.4	3.8	32.2	13.5	0.7	64.0
Elimination of intersegment income	(13.3)	1.4	3.0	11.8	(3.2)	0.3	—

	(7.9)	9.8	6.8	44.0	10.3	1.0	64.0

Unallocated corporate expenses							(4.1)

Total income from operations							59.9

(1)	Includes cellular and paging services.

As a result of the foregoing, in 2004 compared to 2005 (1) operating loss for our local telephone services increased by 90.5% from NT$7.9 billion to NT$15.0 billion (US$457.9 million); (2) operating income for our domestic long distance telephone services decreased by 12.3% from NT$9.8 billion to NT$8.6 billion (US$260.7 million); (3) operating income for our international long distance telephone services decreased by 10.3% from NT$6.8 billion to NT$6.1 billion (US$187.4 million); (4) operating income for our wireless services decreased by 5% from NT$44.0 billion to NT$41.8 billion (US$1.3 billion); and (5) operating income for our Internet and data services decreased by 33.1% from NT$10.3 billion to NT$6.9 billion (US$209.7 million).

Our management evaluates our business segments taking into account internal and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income and Other Expenses

Our other income increased by 48.3% from NT$2.7 billion in 2004 to NT$4.0 billion (US$0.1 billion) in 2005. This increase was primarily due to (1) an NT$301 million gain on disposal of property, plant and equipment; (2) an NT$255 million increase in penalties income; and (3) an NT$228 million increase in interest income.

Our other expenses increased by 163.8% from NT$0.4 billion in 2004 to NT$1.1 billion (US$34 million) in 2005. This increase was largely due to a NT$740 million increase in impairment loss on our long-term investment in the Taipei 101 building.

Income Tax

Our income tax was NT$11.3 billion in 2004, compared to NT$12.7 billion (US$388 million) in 2005. Our effective tax rate was 18.1% in 2004 and 27.7% in 2005.

Net Income

As a result of the foregoing, our net income decreased by 34.6% from NT$50.9 billion in 2004 to NT$33.3 billion (US$1.0 billion) in 2005. Our net margin was 27.5% in 2004 and 18.0% in 2005.

Year ended December 31, 2003 compared with year ended December 31, 2004

Revenues

Our revenues increased by 1.5% from NT$182.5 billion in 2003 to NT$185.2 billion in 2004. This increase was primarily due to increases in revenues from our cellular services and our Internet and data services, which were partially offset by a continued decrease in revenues from our fixed line services.

Fixed Line Services

Fixed line revenues comprised 42.5% and 38.9% of our revenues in 2003 and 2004, respectively. Our fixed line revenues decreased by 7.0% from NT$77.5 billion in 2003 to NT$72.1 billion in 2004.

Local telephone services. Our local telephone revenues decreased by 7.2% from NT$48.4 billion in 2003 to NT$44.9 billion in 2004. This decrease was principally a result of a 15.7% decline in traffic volume from 29.1 billion minutes in 2003 to 24.5 billion minutes in 2004. This decline in traffic volume was primarily due to the continued migration of non-HiNet Internet subscribers from dial-up to broadband Internet access, the continued traffic migration from fixed line services to broadband and cellular services, and increasing market competition. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed-line services to broadband and cellular services is slowing. This decline in traffic volume was partially offset by a 4.6% increase in average local usage fees, reflecting a continued decrease in the number of users of our discounted Internet tariff package. Our local interconnection revenues decreased by NT$0.2 billion between these two periods because of a decrease in interconnection fee rates in early 2004.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 11.1% from NT$13.4 billion in 2003 to NT$12.0 billion in 2004. This decrease was mainly due to a decrease in traffic volume from 6.2 billion minutes in 2003 to 5.6 billion minutes in 2004. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to broadband and cellular services and increased competition from other fixed line operators. The rate of migration from fixed line services to cellular services has been slowing in the past two years as the cellular market becomes increasingly saturated. Our interconnection revenues also decreased as a result of lower interconnection fee rates and more direct connections between private operators.

International long distance telephone services. Our international long distance telephone revenues decreased by 2.9% from NT$15.7 billion in 2003 to NT$15.2 billion in 2004. This decrease was mainly due to intense market competition and a decrease in the average per minute usage charge due to promotional packages to encourage usage. This was partially offset by a slight increase in traffic volume from 2003 to 2004. Our international settlement revenues decreased by 7.5% from NT$3.8 billion in 2003 to NT$3.5 billion in 2004. This decrease was primarily due to the continued decline in international settlement rates and translation losses due to fluctuations in foreign exchange rates.

Wireless Services

Wireless revenues comprised 36.6% and 38.2% of our revenues in 2003 and 2004, respectively. Our wireless revenues increased by 5.7% from NT$66.8 billion in 2003 to NT$70.6 billion in 2004. Our cellular services grew as a percentage of our revenues from 36.3% in 2003 to 38.0% in 2004. Our paging services decreased as a percentage of our revenues from 0.3% in 2003 to 0.2% in 2004.

Cellular services. Our cellular services revenues increased by 6.2% from NT$66.2 billion in 2003 to NT$70.3 billion in 2004. This increase was mainly a result of an increase in outgoing traffic volume of 12.0%, from 7.7 billion minutes in 2003 to 8.7 billion minutes in 2004, as a result of various promotions and packaged rates.

Paging services. Our paging revenues decreased by 49.7% from NT$0.6 billion in 2003 to NT$0.3 billion in 2004. This decrease was primarily due to a 43.7% decrease in the number of paging subscribers, resulting from continued customer migration to cellular services, as cellular services become more widely adopted in Taiwan.

Internet and Data Services

Internet and data revenues comprised 19.5% and 21.2% of our revenues in 2003 and 2004, respectively. Our Internet and data revenues increased by 10.5% from NT$35.6 billion in 2003 to NT$39.3 billion in 2004. This increase was principally due to the continued growth of our Internet services business.

Internet services. Our revenues attributable to Internet services increased by 13.9% from NT$25.9 billion in 2003 to NT$29.5 billion in 2004. This increase was largely due to an increase in the number of our asymmetrical digital subscriber line subscribers from 2.4 million as of December 31, 2003 to 3.1 million as of December 31, 2004. This increase was also due to a 7.6% increase in the number of our HiNet subscribers from 3.6 million as of December 31, 2003 to 3.8 million as of December 31, 2004. Calls to HiNet are recorded as part of our Internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our Internet and data revenues. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenues.

Data services. Revenues from our data services increased by 1.4% from NT$9.7 billion in 2003 to NT$9.8 billion in 2004. This increase was principally due to a slight increase in revenues from our hiLink virtual private network service. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed lease lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators and international leased line service providers, as well as the continued migration of domestic leased line users to asymmetrical digital subscriber line services. The effects of tariff decreases were generally offset by the continued increase in the usage of our leased line services in 2004.

Other

Other revenues comprised 1.4% and 1.7% of our revenues in 2003 and 2004, respectively.

Our other revenues increased by 23.6% from NT$2.6 billion in 2003 to NT$3.2 billion in 2004. This increase in other revenues was primarily due to an increase in revenues from our multimedia on demand services, which were launched in March 2004.

Operating Costs and Expenses

Our operating costs and expenses decreased by 1.0% from NT$126.5 billion in 2003 to NT$125.3 billion in 2004. This decrease was primarily due to decreases in marketing expenses and depreciation and amortization. As a percentage of revenues, operating costs and expenses decreased from 69.3% in 2003 to 67.7% in 2004.

Costs of Services

Costs of services include personnel expenses, international settlement costs, handset subsidies, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of services increased by 1.0% from NT$59.6 billion in 2003 to NT$60.3 billion in 2004. This increase was principally a result of: (1) an increase in our costs of services, other than personnel expenses, of 3.6% from NT$33.8 billion in 2003 to NT$35.0 billion in 2004, which was primarily due to a NT$1.0 billion increase in interconnection fees among cellular operators and a NT$0.6 billion increase in costs of materials; and (2) a decrease in our personnel expenses, excluding pension costs, of 3.7% from NT$23.3 billion in 2003 to NT$22.5 billion in 2004, which was primarily due to a decrease of NT$0.8 billion in compensation expense arising under our employee priority share subscription program. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in 2004 was largely due to a decrease in such purchases by our employees compared to 2003.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 3.5% from NT$20.0 billion in 2003 to NT$19.3 billion in 2004. Our personnel expenses, excluding pension costs, increased by 1.3% from NT$9.5 billion in 2003 to NT$9.6 billion in 2004. This increase was mainly due to a NT$0.6 billion increase in salaries and bonuses attributable to an increase in the number of marketing personnel, which was partially offset by a decrease of NT$0.4 billion in compensation expense arising under our employee priority share subscription program. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in 2004 was largely due to a decrease in such purchases by our employees compared to 2003. Our marketing expenses, excluding personnel expenses, decreased by 9.3% from NT$9.3 billion in 2003 to NT$8.5 billion in 2004. This decrease was primarily due to: (1) a NT$1.7 billion decrease in provisions for bad debt due to better collection and stricter credit review of new clients; and (2) a NT$0.7 billion increase in business advertising fees for our cellular, HiNet and asymmetrical digital subscriber line services.

General and Administrative

Our general and administrative expenses decreased by 6.5% from NT$2.7 billion in 2003 to NT$2.5 billion in 2004. This decrease was primarily due to a decrease of NT$97 million in compensation expense arising under our employee priority share subscription program. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in 2004 was largely due to a decrease in such purchases by our employees compared to 2003.

Research and Development

Our research and development expenses decreased by 4.1% from NT$2.6 billion in 2003 to NT$2.5 billion in 2004. This decrease was primarily due to a decrease of NT$94 million in compensation expense arising under our employee priority share subscription program. Our research and development expenses decreased as a percentage of our revenues from 1.4% in 2003 to 1.3% in 2004. We recognize compensation expense when our employees purchase our common shares at certain discounted prices under the priority share subscription program. The lower compensation expense in 2004 was largely due to a decrease in such purchases by our employees compared to 2003.

Depreciation and Amortization

Our depreciation and amortization expenses decreased by 2.1% from NT$41.6 billion in 2003 to NT$40.7 billion in 2004. This decrease was due to fewer purchases of new equipment and an increase in equipment retired in 2004 as compared to 2003.

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

Local telephone services

Our local telephone operating expenses, excluding depreciation and amortization, increased by 1.9% from NT$32.2 billion in 2003 to NT$32.8 billion in 2004. This increase was primarily due to an increase in our pension costs. Our depreciation and amortization expenses relating to local telephone services decreased by 9.4% from NT$22.1 billion in 2003 to NT$20.0 billion in 2004. The decrease was mainly as a result of the continued reallocation of network equipment originally dedicated to our local telephone services to our asymmetrical digital subscriber line services.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, decreased by 26.7% from NT$1.9 billion in 2003 to NT$1.4 billion in 2004. Our depreciation and amortization expenses relating to domestic long distance telephone services decreased by 37.4% from NT$1.3 billion in 2003 to NT$0.8 billion in 2004. These decreases were primarily due to a decrease in personnel as well as depreciation and amortization expenses allocated to our domestic long distance telephone services as a result of the decline in revenues from this business in 2004 compared to 2003, and a decrease in provisions for bad debt.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, decreased by 7.1% from NT$8.3 billion in 2003 to NT$7.7 billion in 2004. This decrease was principally a result of: (1) a NT$0.3 billion decrease in usage charges as a result of lower international tariffs; and (2) a decrease of NT$0.1 billion in provisions for bad debt. Our depreciation and amortization expenses relating to international long distance telephone services increased by 9.1% from NT$0.6 billion in 2003 to NT$0.7 billion in 2004. This increase was primarily due to an increase in purchases of equipment related to international long distance telephone services.

Wireless Services

Our wireless operating expenses, excluding depreciation and amortization, decreased by 2.5% from NT$20.9 billion in 2003 to NT$20.4 billion in 2004. This decrease was primarily due to a NT$1.7 billion decrease in provisions for bad debt and a NT$0.2 billion decrease in paging costs, partially offset by a NT$0.3 billion increase in personnel expenses as a result of an increase in the number of staff allocated and a NT$0.8 billion increase in interconnection fees paid to other cellular operators. Our depreciation and amortization expenses relating to wireless services increased by 6.2% from NT$5.8 billion in 2003 to NT$6.2 billion in 2004. This increase was primarily due to new purchases of mobile exchanges and asymmetrical digital subscriber line signal transmitters and receivers.

Internet and Data Services

Our Internet and data operating expenses, excluding depreciation and amortization, were relatively constant at NT$16.7 billion and NT$16.6 billion in 2003 and 2004, respectively. Our depreciation and amortization expenses relating to Internet and data services increased by 14.4% from NT$10.8 billion in 2003 to NT$12.4 billion in 2004. This increase was primarily due to an increase in purchases of Internet value-added equipment and asymmetrical digital subscriber line equipment.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased by 7.0% from NT$56.0 billion in 2003 to NT$59.9 billion in 2004. Our operating margin increased from 30.7% in 2003 to 32.3% in 2004.

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

As a result of the foregoing, in 2003 compared to 2004: (1) operating loss for our local telephone services increased by 34.4% from NT$5.9 billion to NT$7.9 billion; (2) operating income for our domestic long distance telephone services decreased by 4.9% from NT$10.2 billion to NT$9.8 billion; (3) operating income for our international long distance telephone services was NT$6.8 billion and NT$6.8 billion, respectively; (4) operating income for our wireless services increased by 9.9% from NT$40.1 billion to NT$44.0 billion; and (5) operating income for our Internet and data services increased by 27.5% from NT$8.1 billion to NT$10.3 billion.

Our management evaluates our business segments taking into account internal and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income and Other Expenses

Our other income increased by 23.4% from NT$2.2 billion in 2003 to NT$2.7 billion in 2004. This increase was primarily due to (1) a NT$270 million increase in income from the sale of scrap materials and (2) a NT$124 million increase in interest income resulting from a combination of a rise in interest rates and our increased cash position.

Our other expenses decreased by 23.9% from NT$0.6 billion in 2003 to NT$0.4 billion in 2004. This decrease was largely due to a NT$143 million decrease in charitable donations.

Income Tax

Our income tax was NT$10.3 billion in 2003, compared to NT$11.3 billion in 2004. Our effective tax rate was 17.9% in 2003 and 18.1% in 2004.

Net Income

As a result of the foregoing, our net income increased by 7.6% from NT$47.3 billion in 2003 to NT$50.9 billion in 2004. Our net margin was 25.9% in 2003 and 27.5% in 2004.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in billions)
	NT$	NT$	NT$	US$
Net cash provided by operating activities	93.6	91.6	86.2	2.6
Net cash used in investing activities	(32.2)	(32.4)	(28.0)	(0.8)
Net cash used in financing activities	(55.5)	(43.4)	(45.6)	(1.4)
Net increase in cash and cash equivalents	5.9	15.8	12.6	0.4
Cash and cash equivalents at beginning of period	7.6	13.5	29.3	0.9
Cash and cash equivalents at end of period	13.5	29.3	41.9	1.3

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient for our present requirements.

In 2005, our net cash provided by operating activities totaled NT$86.2 billion (US$2.6 billion), compared with NT$91.6 billion in 2004. This decrease was primarily due to a decrease in net income. In 2004, our net cash provided by operating activities totaled NT$91.6 billion compared with NT$93.6 billion in 2003. This decrease was primarily due to a decrease of NT$5.3 billion in accrued pension liabilities, partially offset by an increase of NT$3.6 billion in net income.

Historically, net cash provided by operating activities has been sufficient to cover our capital expenditures, including the ongoing expansion and modernization of our networks. Our net cash used in investing activities decreased from NT$32.4 billion in 2004 to NT$28.0 billion (US$0.8 billion) in 2005, principally as a result of an NT$4.3 billion decrease in purchases and sales of short-term investments. Our net cash used in investing activities increased from NT$32.2 billion in 2003 to NT$32.4 billion in 2004, principally as a result of a NT$9.1 billion increase in purchases and sales of short-term investments and a NT$0.5 billion increase in acquisition of investments in unconsolidated companies, offset by a NT$9.4 billion decrease in acquisition of property, plant and equipment.

In 2005, our net cash used in financing activities totaled NT$45.6 billion (US$1.4 billion), which reflected NT$45.3 billion of payment of dividends during that period. In 2004, our net cash used in financing activities totaled NT$43.4 billion, which reflected NT$43.4 billion of payment of dividends during that period. In 2003, our net cash used in financing activities totaled NT$55.5 billion, primarily due to NT$38.6 billion of payment of dividends and a NT$17.0 billion payment of long-term loans during that period.

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

As of December 31, 2005, our primary source of liquidity was NT$41.9 billion (US$1.3 billion) of cash and cash equivalents. Our long-term loans are revolving facilities with a term of five years ending in March 2007. We are not subject to any covenants under any of our long-term loan facilities.

In 1995, we and several other utilities in Taiwan that are controlled by the Republic of China government contributed to a fund that allows each of these utilities to borrow funds on an interest-free basis, up to the amount such utility contributed, for the purpose of pipeline construction in connection with its business. As of December 31, 2005, we have contributed NT$2.0 billion to this fund, and are not required to make any additional contributions in the future. As of December 31, 2005, we had total outstanding borrowings of NT$0.5 billion from this fund (including NT$0.2 billion due within one year). We are not required to provide any collateral to secure these borrowings.

We have a revolving credit facility with a term of one year. As of December 31, 2005, we had not made any drawdowns under this facility. We are not subject to any covenants for borrowings under this facility. In the past, we had from time to time issued commercial paper to fund our working capital needs. In 2005, we did not issue any commercial paper. We may issue commercial paper in the future for our short-term cash requirements.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Capital Expenditures

The following table sets forth a summary of our capital expenditures, according to our principal lines of business, for the periods indicated.

	For the year ended December 31,
	2003		2004		2005
	(in billions of NT$, except percentages)
Capital Expenditures
Fixed line	9.3	28.8%	5.0	22.0%	5.2	22.5%
Cellular	7.9	24.6	5.5	24.1	4.4	19.4
Internet and data	14.3	44.3	11.6	50.6	12.7	55.4
Others	0.7	2.3	0.8	3.3	0.6	2.7

Total capital expenditures	32.2	100.0%	22.9	100.0%	22.9	100.0%

The following table sets forth a summary of our planned capital expenditures, according to our principal lines of business, for the year ending December 31, 2006.

	For the Year ending December 31, 2006
	(in billions of NT$, except percentages)
Capital Expenditures
Fixed line	4.71	18.0%
Cellular	7.59	29.0
Internet and data	13.39	51.1
Others	0.49	1.9
Total capital expenditures	26.18	100.0%

We expect fixed line investments to account for an increasingly smaller portion of our capital expenditures, and we expect cellular and Internet and data investments to account for an increasingly larger portion of our capital expenditures. We expect to incur aggregate expenses of NT$12.0 billion in connection with the construction of our third generation cellular network, which will include approximately 2,800 base stations and has a planned capacity for 2.4 million lines. Of these expected aggregate expenses of NT$12.0 billion, we incurred expenses of NT$3.3 billion and NT$205 billion in 2004 and 2005, respectively. We expect to incur another NT$4.68 billion of expenses in 2006.

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

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period beginning after June 15, 2005. SFAS No. 123(R) applies to all awards granted after January 1, 2006, and prior periods’ awards that are modified, repurchased, or cancelled after January 1, 2006. There is no impact on us as a result of this standard as we do not currently issue stock options to our employees or others.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections.” SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from previous period unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no impact on us as a result of the adoption of this standard as we do not currently intend to change our accounting principles, estimate or reporting entity.

C. Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2003, 2004 and 2005, our research and development expenses excluding depreciation and amortization were approximately NT$2.6 billion, NT$2.5 billion and NT$3.1 billion (US$0.1 billion), respectively, or 1.4%, 1.3% and 1.7% of our revenues, respectively.

We currently have more than 1,170 researchers focusing on the following areas:

•	wireless communication;

•	broadband transmission and access;

•	Internet and multimedia applications;

•	network operation support;

•	customer service information;

•	advanced technologies research; and

•	customer premises equipment.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our asymmetrical digital subscriber line deployment, Internet-based call center, e-commerce platform, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of December 31, 2005, we have been granted 270 domestic patents and 18 foreign patents.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2005.

	Total	2006	2007	2008	2009	After 2009
	(in billions of NT$)
Contractual Obligations
Long-term debt	0.5	0.2	0.3	—	—	—
Operating leases	3.3	1.3	0.9	0.6	0.3	0.2

As of December 31, 2005, we had remaining commitments under non-cancelable contracts with various parties as follows: (1) acquisition of lands and buildings of NT$2.7 billion and (2) acquisition of telecommunications equipment of NT$16.4 billion.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors, supervisors and executive officers and such person’s position as of March 31, 2006. There is no family relationship among any of these persons. All of our directors and supervisors were elected at our annual general shareholders’ meeting held on June 25, 2004 and have terms from June 25, 2004 to June 24, 2007.

Name	Age	Position	Tenure with us
Tan Ho Chen	56	Chairman and Chief Executive Officer	3 years
Shyue-Ching Lu	57	Director and President	28 years
Oliver F.L. Yu	60	Director	4 years
Yu-Huei Jea	63	Director	8 years
Jeng-Tsuen Liaw	63	Director	2 years
Neng-Pai Lin	53	Director	3 months
Chiu-Kuei Huang	52	Director	3 years
Lo-Ming Chung	55	Director	3 years
Chien-Cheng Lin	49	Director	2 years
Jing-Twen Chen(1)	52	Director	5 years
Zse-Hong Tsai(1)	45	Director	4 years
Joyce H.Y. Jen(1)	49	Director	2 years
Hsu-Chung Simon Chang	47	Director	29 years
Judy Fu-meei Ju	49	Supervisor	4 years
Ming-Daw Chang	53	Supervisor	3 years
Yu-Hsien Lin	49	Supervisor	3 years

Name	Age	Position	Tenure with us
Yeong-Chwan Hwang	51	Supervisor	7 years
Feng-Hsiung Chang	61	Senior Vice President	36 years
Chin-Yi Yue	64	Senior Vice President	39 years
Hank Han-Chao Wang	56	Chief Financial Officer and Senior Vice President	31 years
Tsung-Yen Chang	57	Senior Vice President	32 years
John C.C. Hsueh	60	Executive Vice President	34 years
Chun-Ming Hsieh	62	Executive Vice President	38 years
Jung-Ho Lee	62	Executive Vice President	35 years
Shaio-Tung Chang	59	Executive Vice President	37 years
Jen-Hung Lin	60	Executive Vice President	37 years
Lai-Shi Chang	63	Executive Vice President	34 years

(1)	Independent director.

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

Neng-Pai Lin is a director of our company. Mr. Lin is also a Professor of Health Care Organization Administration at the National Taiwan University. He holds a Ph.D. degree from Ohio State University, majored in Management.

Chiu-Kuei Huang is a director of our company. Ms. Huang is also currently the Director of Labor Relations, Department of the Council of Labor Affairs. Ms. Huang was the Director of the Labor Condition Department from 2002 to 2003. She graduated from the Institute of Labor Science, Chinese Culture University, with a Master’s degree.

Lo-Ming Chung is a director of our company. Mr. Chung is also currently the Executive Vice President of China Steel Corporation. He holds a Master of Business Administration degree from Arizona State University and a Bachelor’s degree from National Taiwan University.

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

Hsu-Chung Simon Chang is a director of our company. Mr. Chang is also President of Chunghwa Telecom Workers Union. He holds a Master’s degree of Institute of Public Affair Management of National Sun Yat-Sen University, ROC and a Bachelor’s degree in Foreign Languages & Literature, from National Cheng Kung University. Mr. Chang is currently a student in the Ph.D. program at the Institute of Public Affair Management of National Sun Yat-Sen University.

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

Chin-Yi Yue is a Senior Vice President of our company. Mr. Yue is also a supervisor to the International Telecommunications Development Corp. Mr. Yue served as Vice President for our Long Distance and Mobile Division from 1996 to 2000. Mr. Yue was also a Vice President of our company and the manager of Han-Tong Branch from 2002 to 2004. Mr. Yue holds a Master’s degree in electrical engineering from the National Taiwan University.

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

Tsung-yen Chang is a Senior Vice President of our company. Mr. Chang is also a director of the Taiwan International Standard Electronics Ltd. Mr. Chang served as Assistant Vice President of our company and deputy manager of north district branch from August 2003 to January 2006. Prior to that, he was a Manager of Banciao Operation Department. Mr. Chang holds a Master of Science degree from the National Chiao Tung University.

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

Jung-Ho Lee is an Executive Vice President and general manager of south district branch of our company. Mr. Lee is also a director of the International Telecommunications Development Corp. Mr. Lee served as Assistant Vice President and deputy manager of south district branch of our company from September 2004 to January 2006. Prior to that, he was the head of our Legal Department. Mr. Lee graduated from the National Taiwan University with a Master degree in law.

Shaio-Tung Chang is an Executive Vice President of our company. Mr. Chang is also a director of Chunghwa Investment Co., Ltd. Mr. Chang was the general manager of our Marketing Department from 1996 to 2001. Mr. Chang holds a Master of Business Administration degree from the National Chiao Tung University in Taiwan.

Jen-Hung Lin is an Executive Vice President and general manager of International Branch of our company. Mr. Lin is also a director of the RPTI International Co., Ltd. Mr. Lin served as Assistant Vice President and deputy manager of Mobile Communications branch from July 1996 to January 2006. Mr. Lin graduated from New York Institute of Technology with Master degree in electrical engineering.

Lai-Shi Chang is an Executive Vice President of our company. Mr. Chang was the President of our Telecommunication Training Center from 2002 to 2005. Mr. Chang has served in our company for 33 years. Mr. Chang holds a Ph.D. degree in electrical engineering from the National Chiao Tung University in Taiwan.

B. Compensation

Our directors and supervisors currently do not receive any compensation in their capacities as such, although they may be reimbursed certain expenses incurred in the performance of their services in accordance with certain administrative directives and rules. The aggregate amount of compensation that we paid to our directors, supervisors and executive officers for services performed as our directors, supervisors, officers or employees was NT$27.9 million, NT$33.2 million and NT$35.6 million (US$1.08 million) in 2003, 2004 and 2005, respectively. None of our directors receives any benefits upon expiration of his or her service as director. Under our articles of incorporation, following our privatization, the compensation of our directors and supervisors may not exceed 0.2% of our distributable earnings and may be approved only by a validly convened shareholders’ meeting.

The following table lists the total compensation paid to each of our directors, supervisors and executive officers in 2005.

Name	Position	Total Compensation
		(in NT$ thousands)
Tan Ho Chen	Chairman and Chief Executive Officer	2,729
Shyue-Ching Lu	Director and President	2,670
Oliver F.L. Yu	Director	88
Yu-Huei Jea	Director	110
Jeng-Tsuen Liaw	Director	86
Yen-Pin Wang (1)	Director	68
Neng-Pai Lin (1)	Director	34
Chiu-Kuei Huang	Director	92
Lo-Ming Chung	Director	94
Chien-Cheng Lin	Director	88
Jing-Twen Chen	Director	100

Name	Position	Total Compensation (in NT$ thousands)
Zse-Hong Tsai	Director	126
Joyce H.Y. Jen	Director	343
Shih-Peng Tsai	Director	1,463
Yauh-Hong Lin (2)	Director	852
Yen-Chung Lu (2)	Director	1,009
Judy Fu-meei Ju	Supervisor	108
Ming-Daw Chang	Supervisor	90
Yu-Hsien Lin	Supervisor	96
Yeong-Chwan Hwang	Supervisor	96
Feng-Hsiung Chang	Senior Vice President	2,177
Chin-Yi Yue	Senior Vice President	2,177
Hank Han-Chao Wang	Senior Vice President	2,145
John C.C. Hsueh	Executive Vice President	2,177
Chun-Ming Hsieh	Executive Vice President	2,177
Shaio-Tung Chang	Executive Vice President	2,177
Dian-Yin Lin	Executive Vice President	2,183
Cheng-Kann Wu	Chief Accounting Officer	1,961
Cheng-Luh Chen	Executive Vice President	2,145
Lang-Chee Chang	Executive Vice President	2,185
Yen-Sung Lee	President of Telecom Laboratories	2,178
Shan-Hsin Tsao	President of Telecom Training Institute	1,578

(1)	Director Yen-Pin Wang was replaced by Neng-pai Lin on September 19, 2005.
(2)	After privatization on August 12, 2005, the number of directors represented by labor union was reduced from previous three to one. The two labor union representatives Yauh-Hong Lin and Yen-Chung Lu, were discharged by the Ministry of Transportation and Communications on August 16, 2005.

C. Board Practices

All of our directors were elected in June 2004 for a three-year term, which may be renewed for any number of consecutive terms. Pursuant to the Republic of China Company Law, however, the directors may be removed from office at any time by a resolution adopted at a shareholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Our articles of incorporation provide for a 15-member board of directors. Three independent directors were elected during our annual general shareholders’ meeting held on June 25, 2004. Pursuant to the Republic of China Securities and Exchange Act, as amended in January 2006, the Financial Supervisory Commission on March 28, 2006 published a rule requiring listed non-financial-institution companies with paid-in capital exceeding NT$50 billion to appoint independent directors to their board of directors in accordance with the Act. This requirement shall apply to us upon expiry of the current term of our directors. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. The number of independent directors shall be not less than one-fifth of the total number of directors and not less than two in number. Pursuant to the relevant Republic of China regulations, our company is required to adopt the candidate-nomination-system as specified in the Republic of China Company Law to elect independent directors and both the board and shareholders holding one percent of our total outstanding shares or more will have the right to submit names for inclusion in the roster of independent director candidates. With respect to certain material decisions to be made by our company as specified in the Republic of China Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors and supervisors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the Republic of China Financial Supervisory Commission, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting. After our privatization on August 12, 2005, the number of labor union representatives on our board was reduced from three to one. As a result, our board currently is composed of 13 directors.

Our articles of incorporation provide that we should have four supervisors. In accordance with the Republic of China Company Law, our supervisors are elected by our shareholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years and their term may be renewed for any number of consecutive terms. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements prepared by the board of directors prior to the annual general shareholders’ meeting, calling of and giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our articles of incorporation or the resolutions adopted by our shareholders. The supervisors may be also removed from office at any time by a resolution adopted at a shareholders’ meeting.

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

Under the Republic of China Company Law, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Except for our three independent directors, all of our directors and supervisors are representatives of the Ministry of Transportation and Communications. However, in accordance with the Republic of China Securities and Exchange Act, as amended, except with the approval of the Competent Authority (i.e. The National Communications Commission), a representative of the government or of a juristic person, as a shareholder of our company, may not be concurrently selected or serve as the director or supervisor from the time of expiration of the term currently being served by our directors or supervisors.

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

Pursuant to the Republic of China Securities and Exchange Act, from January 1, 2007, our company is required to choose to establish either (but not both) an audit committee or a board of supervisors provided that the Republic of China Financial Supervisory Commission has the authority to require certain companies to have an audit committee in view of the company’s scale, type of operations and other considerations. If we opt for an audit committee, from January 1, 2007, material matters including material asset or derivatives transactions, the adoption or amendment of internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors and supervisors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the Republic of China Financial Supervisory Commission are required to be subject to be approved by one-half or more of all audit committee members and then be submitted to the board of directors for resolution. With the exception of approval of financial reports, any materials matters that have not been approved by one-half or more of all audit committee members in accordance with this requirement may be undertaken with the approval of two-thirds or more of all directors, and the resolution of the audit committee is to be recorded in the minutes of the directors’ meeting. The provisions regarding supervisors in the Republic of China Securities and Exchange Act, the Republic of China Company Law, and other relevant laws and regulations shall apply mutatis mutandis to the audit committee.

In addition to our audit committee, we also have a corporate strategy committee and drafting committee. Our corporate strategy committee is composed of five directors and is responsible for reviewing and advising on the budgets, capital requirements, financial forecasts, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting. Our drafting committee is composed of three directors and is responsible for reviewing proposals to be considered by the board of directors in advance of the board of directors meeting. Approved proposals will be reported, discussed and resolved at the subsequent board of directors meeting. The board of directors passed a resolution on November 8, 2005 to set up a compensation committee, which is composed of five directors. The compensation committee will draft compensation proposals for the chairman, vice chairman, directors, supervisors, chief executive officer and general manager.

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

D. Employees

All of our employees are located in Taiwan and all are employed on a full-time basis. As of December 31, 2005, approximately 66.67% of our employees had university, graduate or post-graduate degrees. We intend to improve our operational efficiency by reducing personnel costs. We offered a number of voluntary retirement programs between June 1, 2000 and April 30, 2006, which resulted in a reduction in our workforce of approximately 10,190 employees.

	As of December 31,
	2003	2004	2005
Employees
Technical	15,722	15,367	14,710
Operations	11,391	11,293	10,920
Administrative	1,959	1,858	1,779

Total	29,072	28,518	27,409

As of December 31, 2005, approximately 99% of our employees were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. In addition, we will continue to maintain a good relationship with our labor union.

We strive to have good communication with our employees and labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees. We continually enhance our communication with our employees.

Commencing in 2005, in which our privatization was completed, prior to distributing any dividends to our shareholders, we must first distribute (1) not less than 1% of the distributable earnings to employees as bonuses and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. On March 28, 2006, the board of directors approved a proposal for the distribution of 3% of unappropriated earnings as employee bonus which will be subject to the approval in the 2006 AGM scheduled on May 30, 2006. Distributions for 2005 will be distributed out of the profits generated from the date of privatization to the end of 2005. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.”

Employee Stock Subscription Program

Under the Statue Governing Privatization of State-Owned Enterprises, a certain portion of our shares were required to be reserved for purchase by our employees at favorable terms, in accordance with regulations issued by the Ministry of Transportation and Communications and approved by the Executive Yuan in the process of privatization.

Under a program established pursuant to a regulation adopted by the Ministry of Transportation and Communications, our employees may subscribe for up to 476,858,252 of our common shares from the Ministry of Transportation and Communications in offerings conducted by the Ministry of Transportation and Communications prior to our privatization. As long as our employees agree not to transfer or pledge these shares for two or three years, they will be eligible to receive a discount of 10% or 20%, respectively, from the offering price. Pursuant to an amendment in June 2005 to the terms of this program, a majority of our employees who continued their employment with us after our privatization will also be eligible to receive a 50% discount if they agree not to transfer or pledge the shares for four years.

At the time we were privatized, the Ministry of Transportation and Communications implemented another stock subscription program, allocating up to 476,858,252 common shares, or 4.9% of our then outstanding common shares, for a one-time subscription by our employees. Under this program, a majority of our employees will be eligible to receive a discount of 10%, 20% or 50% from the offering price of the shares if they agree not to transfer or pledge these shares for two, three or four years, respectively.

As of the date of this annual report, 762,886,886 of our common shares, representing 7.9% of our outstanding common shares, were sold under the two programs mentioned above.

In addition, the Ministry of Transportation and Communications has sold 13,793,467 of our common shares to our employees at par value, representing 0.14% of our outstanding shares.

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, whenever we issue new shares for cash, we must reserve up to 10% of the new shares to be issued on a favorable term for subscription by our employees.

E. Share Ownership

As of December 31, 2005, our directors, supervisors and executive officers personally held an aggregate 834,013 of our common shares, representing less than 0.01% of our outstanding common shares. As of the same date, we do not have any outstanding or unexercised options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 1, 2006, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the shareholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

	As of August 5, 2003		As of July 9, 2004		As of April 20, 2005		As of April 1, 2006
Name	Number	Percent	Number	Percent	Number	Percent	Number	Percent
The Republic of China government(1)	6,516,281,649	67.55	6,444,356,056	66.80	6,298,539,234	65.29	4,034,057,591	41.37
The Ministry of Transportation and Communications	6,366,203,649	65.99	6,265,072,056	64.94	6,256,292,234	64.85	3,991,572,591	41.37

(1)	Includes shares held through the Ministry of Transportation and Communications and other government-controlled entities

The Ministry of Transportation and Communications owned 6,268,758,620, or 64.98%, 6,259,973,541, or 64.89%, and 4,001,984,546, or 41.48% of our outstanding common shares as of December 31, 2003, 2004 and 2005, respectively. Under our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the government’s ownership of our outstanding common shares falls below 50%, and the Ministry of Transportation and Communications exercised such right on April 4, 2006. Under our articles of incorporation, the holder of preferred shares is entitled to certain rights, including the right to veto any change in our name or our business and any transfer of the whole or the main part of our business or property.

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

We currently own 40% of Taiwan International Standard Electronics and 49% of Chunghwa Investment Co., Ltd. We have purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics for approximately NT$4.5 billion in 2003, NT$0.9 billion in 2004 and NT$0.5 billion (US$15 million) in 2005. We acquired from Chunghwa System Integration, a subsidiary of Chunghwa Investment Co., Ltd., network equipment and related supplies for approximately NT$0.05 billion in 2003, NT$0.2 billion in 2004 and NT$0.3 billion (US$10 million) in 2005. We believe that these transactions with Taiwan International Standard Electronics and Chunghwa System Integration have been conducted on arm’s length terms.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the fiscal years ended June 30, 1998 and 1999, for the 18 months ended December 31, 2000, and the years ended December 31, 2001, 2002, 2003, 2004 and 2005. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate, to the Republic of China government and, in the case of our dividend distribution for the 18 months ended December 31, 2000, the years ended December 31, 2001, 2002, 2003, 2004 and 2005, also to our public shareholders.

	Cash dividend per common share			Total dividends
				(in billions)
Fiscal year ended June 30, 1998	NT$	4.99		NT$	48.1
Fiscal year ended June 30, 1999		4.76			45.9
18 months ended December 31, 2000		5.80			56.0
Year ended December 31, 2001		3.50			33.8
Year ended December 31, 2002		4.00			38.6
Year ended December 31, 2003		4.50			43.4
Year ended December 31, 2004		4.70			45.3
Year ended December 31, 2005		4.30	(1)		40.7	(1)
		0.20	(2)		1.9	(2)

(1)	Cash dividend.
(2)	Stock dividend.

We have historically distributed cash dividends to our shareholders equal to approximately 90% of our annual net income. We intend to maintain this dividend payout ratio in the future, subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. Prior to our privatization, the amount of our net income was determined for these purposes in accordance with Chunghwa Telecom Internal Accounting Principles, which take into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises. Our net income after our privatization will be determined in accordance with ROC GAAP. The amount of our net income determined for purposes of calculating our annual dividend payout may differ from the amount of our net income determined in accordance with US GAAP.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Shares

Our shares have been listed on the Taiwan Stock Exchange since October 27, 2000. There is no public market outside Taiwan for our shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our shares. The closing price for our shares on the Taiwan Stock Exchange on May 12, 2006 was NT$61 per share.

	Closing price per common share		Average daily trading volume
	High	Low
	(NT$)	(NT$)	(in thousands)
2000 (from October 27)	100.50	75.00	8,393
2001	84.00	39.60	3,382
2002	55.00	43.20	2,398
2003	58.00	46.00	5,568
2004	64.00	50.50	8,872
First Quarter	59.50	50.50	12,971
Second Quarter	58.00	53.50	6,731
Third Quarter	58.50	52.50	6,115
Fourth Quarter	64.00	56.00	10,060
2005	65.50	59.00	8,617
First Quarter	65.50	62.50	9,218
Second Quarter	65.30	59.00	8,006
Third Quarter	66.00	56.50	12,022
Fourth Quarter	58.10	56.10	7,955
November	58.10	56.50	7,207
December	57.50	56.60	6,578
2006	61.70	55.10	9,336
First Quarter	61.30	55.10	10,973
January	58.40	55.80	7,778
February	59.70	55.10	17,343
March	61.30	58.50	9,719
Second Quarter (through May 21)	61.70	59.50	6,360
April	61.40	59.50	7,785
May (through May 21)	61.70	60.70	4,425

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q205. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 3, 2006 was US$19.85 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2003 (from July 23)	15.90	13.38	680
2004	21.09	14.93	326
First Quarter	17.85	14.93	431

	Closing Price Per ADS		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
Second Quarter	18.09	15.85	411
Third Quarter	17.73	15.71	206
Fourth Quarter	21.09	17.81	261
2005	22.17	16.88	355
First Quarter	22.13	20.30	400
Second Quarter	21.55	19.57	306
Third Quarter	22.17	18.20	1,755
Fourth Quarter	18.48	16.88	1,286
November	17.99	17.18	1,363
December	18.35	17.15	1,151
2006 (through May 21)	22.65	17.82	1,030
First Quarter	19.98	17.82	1,137
January	18.90	17.82	1,187
February	19.27	17.99	1,408
March	19.98	18.71	870
Second Quarter (through May 21)	22.65	19.46	834
April	20.63	19.46	777
May (through May 21)	22.65	20.66	905

As of April 1, 2006, a total of 246,043,119 ADSs and 9,647,724,900 of our common shares were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China. As of April 1, 2006, 2,460,432,000 shares were registered in the name of a nominee of The Bank of New York, the depositary under the deposit agreement.

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

General

Our authorized capital is NT$96,477,249,020, divided into 9,647,724,900 common shares, par value NT$10 per share, all of which are issued and outstanding and in registered form, and two non-transferable preferred shares. The Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the government owns less than 50% of our common shares. These preferred shares, if issued, will be redeemed by us at their par value three years after their issuance

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 41.37% of our outstanding common shares as of March 31, 2006. The remainder of our outstanding shares were held by public shareholders and other investors. On April 4, 2006, we issued two preferred shares to the Ministry of Transportation and Communications. We currently do not have any other equity in the form of convertible bonds or otherwise outstanding as of the date of this annual report.

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

The holder of preferred shares, or its nominated representative, will act as our director and supervisor during the existing period of the preferred shares. Any such representative is subject to removal and replacement by the holder of the preferred shares from time to time.

When we issue new shares for cash, the holder of preferred shares will be entitled to the same pre-emptive rights as holders of common shares.

Without the prior consent of the holder of preferred shares, we may not:

•	change our corporate name;

•	change our business; or

•	transfer the whole or the main portion of our business or property.

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

We are not permitted to distribute dividends or make other distributions to shareholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Law also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our shareholders at a shareholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to shareholders. Not less than 10% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Commencing in the fiscal year in which our privatization is completed, prior to distributing any dividends to our shareholders, we must first distribute (1) not less than 1% of the distributable earning to employees as bonuses and (2) not more than 0.2% of the distributable earning to directors and supervisors as compensation. Distributions for the year in which the privatization is completed will be distributed out of the profits generated from the date of privatization to the end of that fiscal year. The above percentages may be adjusted, with our shareholders’ approval, according to our actual profits, capital budget and funding conditions of that year.

In addition, under the Statute of Chunghwa Telecom Co., Ltd., we are required to make up any shortfall in the required telecommunications employees pension fund reserve within eight years after our incorporation. Consequently, if we record any extra earnings over our previous estimated earnings approved by the Legislative Yuan, these extra earnings shall be first allocated as our pension fund reserve.

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

Preemptive Rights

Under the Republic of China Company Law and the Statute of Chunghwa Telecom Co., Ltd., when we issue new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company’s employees, whether or not they are our shareholders, have rights to subscribe in accordance with subscription rules which were to be announced by the Ministry of Transportation and Communications for not more than 10% of the new issue on favorable terms. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered by us to the public or privately placed. However, no such subscription rules were ever announced. In addition, under the Republic of China Company Law, employees of Republic of China companies have pre-emptive rights to subscribe for between 10-15% of any new issue of shares by the company.

In addition, in accordance with the Republic of China Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

Meetings of Shareholders

We are required by the Republic of China Company Law and our articles of incorporation to hold a general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Taipei, Taiwan. Special shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Shareholders’ meetings may also be convened by a supervisor. Notice in writing of general meetings of shareholders, stating the place, time and agenda must be dispatched to each shareholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders. Shareholders of 1% or more our issued and outstanding shares are entitled to submit one written proposal each year for consideration at our annual general shareholders’ meeting in accordance with the Republic of China Company Law.

Voting Rights

As previously required by the Republic of China Company Law, our articles of incorporation provide that a holder of common shares has one vote for each common share. Cumulative voting applies to the election of our directors and supervisors. Separate ballots may be held for the election of independent directors.

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

Any shareholder who has a personal interest in the matter under discussion at a shareholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another shareholder.

Holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying ADSs on an individual basis.

Other Rights of Shareholders

Under the Republic of China Company Law, dissenting shareholders are entitled to appraisal rights in certain major corporate actions, such as a planned transfer of the whole or part of the business or a proposed merger by the company. A dissenting shareholder may request the company to purchase back all of the shares owned by the shareholder at a fair price determined by mutual agreement or determined by the court if a mutual agreement cannot be reached. Shareholders may exercise their appraisal rights by serving notice in writing to the company prior to the related shareholders’ meeting and/or by raising his objection at the shareholders’ meeting. Moreover, a shareholder has the right to file a petition in the court for annulment of any resolution adopted at a shareholders’ meeting where the procedures for convening the shareholders’ meeting or the method of adopting the resolutions at the meeting is contrary to law or our Articles of Incorporation. One or more shareholders who have held more than 3% of the issued and outstanding shares of a company continuously for more than one year may require a supervisor to institute, on behalf of the company, an action against a director. In addition, one or more shareholders who has/have continuously held 3% or more of the total number of the outstanding shares of our company for more than one year may require the board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors.

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

C. Material Contracts

MOD Setup Box Tender Contracts

We entered into tender contracts with HwaCom System Inc., or HwaCom, in February 2005, under which contracts HwaCom has agreed to deliver to us 285,500 sets of multimedia on demand, or MOD, setup box servers on or prior to October 18, 2005, and an additional 147,000 sets of MOD setup box servers upon notice. The total value of the contract amounts to approximately NT$2.1 billion.

XDSL Access Equipments Tender Contracts

We entered into tender contracts with Taiwan International Standard Electronics Ltd., or Taiwan International Standard, in June 2005, under which contracts Taiwan International Standard has agreed to deliver to us 336,735 ports of digital subscriber line access multiplexers on or prior to September 22, 2005, and an additional 490,722 ports of digital subscriber line access multiplexers upon notice. The total value of the contract amounts to NT$1.4 billion.

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

E. Taxation

Republic of China Taxation

The discussion below describes the principal Republic of China tax consequences of the ownership and disposition of ADSs representing common shares and of common shares. It applies to you only if you are:

•	an individual who is not a citizen of the Republic of China, who owns ADSs or common shares and who is not physically present in Taiwan for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the Republic of China for profit-making purposes and has no fixed place of business or other permanent establishment in Taiwan.

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

Share dividends paid by us out of our capital reserves which are derived from the issuance of shares at a premium are not subject to Republic of China withholding tax.

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

Tax Treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium and Denmark, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

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

U.S. Federal Income Tax Considerations For U.S. Persons

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our shares and ADSs. The discussion set forth below is applicable to beneficial owners of our shares or ADSs that hold the shares or ADSs as capital assets and that are U.S. holders and non-residents of the Republic of China. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S.

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

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation in taxable years beginning before January 1, 2011, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation, provided further that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). Under current U.S. Treasury Department guidance, our ADSs, which are listed on the New York Stock Exchange, but not our common shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain limitations under the Code, you may be entitled to a credit or deduction against your federal income taxes for the net amount of any Republic of China taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of Republic of China taxes, any reduction of the amount withheld on account of a Republic of China credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay with respect to shares or ADSs will generally be considered passive income from sources outside the United States. Further, a U.S. holder that

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

To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

It is possible that pro rata distributions of shares or ADSs to all shareholders may be made in a manner that is not subject to U.S. federal income tax. The basis of any new shares or ADSs so received will generally be determined by allocating your basis in the old shares or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution.

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

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source. If you are an individual, and have held the shares or ADSs being sold or otherwise disposed for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Any Republic of China securities transaction taxes that you pay generally will not be creditable foreign taxes for U.S. federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2005. In addition, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2006. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Information Reporting and Backup Withholding

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States person. Such payments may also be subject to backup withholding if you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

If you sell your shares or ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you establish an exemption. If you sell your shares or ADSs outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your shares or ADSs through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” as to the United States; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	the foreign partnership is engaged in a United States trade or business,

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

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, we are routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-NT dollar denominated assets and liabilities.

We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Sensitivity

We had a portfolio of fixed rate debt of approximately NT$0.7 billion, NT$0.7 billion and NT$0.5 billion (US$15 million) as of December 31, 2003, 2004 and 2005, respectively.

Foreign Currency Risk

We have entered into certain transactions denominated in foreign currencies primarily related to international settlement payments associated with our services for international calls. We have also entered into hedging transactions in respect of exchange rate risks associated with our foreign currency debt obligations in 2004. Gains and losses from these transactions as of December 31, 2005 were not material to our financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2003, 2004 and 2005.

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

Beginning with our Annual Report on Form 20-F for the year ending December 31, 2006, we will be required under Section 404 of the Act to provide annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments.

There have been no changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Jing-Twen Chen is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, supervisors, employees and officers, including our chief executive officer and chief financial officer. Due to our privatization, we made some amendments to this code of ethics as an exhibit to this annual report, and a copy is available to any shareholder upon request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2003		2004		2005
	(in thousands)
Audit fees(1)	NT$	32,654	NT$	27,664	NT$	42,287	US$	1,289
Audit-related fees(2)		—		—		—		—
Tax fees(3)		189		319		—		—
All other Fees(4)		—		—		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
February 10, 2006 – February 28, 2006	51,545,000	NT$	58.43	51,545,000	198,455,000
March 1, 2006 – March 31, 2006	97,613,000	NT$	59.54	97,613,000	100,842,000
April 1, 2006 – April 7, 2006	42,842,000	NT$	59.96	42,842,000	58,000,000

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the audited financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on November 29, 2000 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004.)

1.2	Articles of incorporation of the Company as last amended on June 25, 2004 (English Translation) (incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31731) filed with the Commission on June 23, 2005).

4.1	Form of Deposit Agreement among the Company, The Bank of New York, as depositary, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-106416) filed with the Commission on July 15, 2003.)

*11.1	Code of Ethics (English translation), as amended

*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13	Certification of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Tan Ho Chen
Name:	Tan Ho Chen
Title:	Chairman and Chief Executive Officer

Date: May 26, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2004 and 2005, and the related statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2005, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. as of December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan Dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented for the convenience of the readers.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

March 17, 2006

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

		December 31
	Notes	2004	2005
		NT$	NT$	US$
				(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2,4,22	$29,283	$41,891	$1,277
Short-term investments	2,5,22	9,115	14,171	432
Trade notes and accounts receivable, net	2,6,18	13,673	12,839	392
Inventories	2,7	1,439	2,120	65
Prepaid expenses		602	1,149	35
Deferred income taxes	2,17	17,283	3,353	102
Other current assets	17	1,609	5,805	177

Total current assets		73,004	81,328	2,480

LONG-TERM INVESTMENTS	2,8,22	4,035	3,391	103

INVESTMENT IN PRIVATE MUTUAL FUND	9	—	481	15

PROPERTY, PLANT AND EQUIPMENT, NET	2,10,18	311,638	293,525	8,949

INTANGIBLE ASSETS
Deferred pension cost	2,16	33,222	—	—
3G concession, net	2	10,179	9,732	297
Patents and computer software, net	2	207	184	5

Total intangible assets		43,608	9,916	302

OTHER ASSETS

Deferred income taxes - non-current	2,17	2,444	2,626	80
Other	19,22	3,692	3,901	119

Total other assets		6,136	6,527	199

TOTAL		$438,421	$395,168	$12,048

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	18	$14,484	$10,332	$315
Income tax payable	2,17	5,032	997	30
Accrued expenses	11,18	14,368	16,010	488
Accrued pension liabilities	2,16	44,252	—	—
Current portion of deferred income	2	2,633	1,486	45
Current portion of long-term loan	13,22	200	200	6
Customers’ deposits	22	9,262	8,250	252
Other current liabilities	12,18	18,966	19,411	592

Total current liabilities		109,197	56,686	1,728

LONG-TERM LIABILITIES
Deferred income, net of current portion	2	9,778	10,147	309
Long-term loan, net of current portion	13,22	500	300	9
Other		203	207	7

Total long-term liabilities		10,481	10,654	325

Total liabilities		119,678	67,340	2,053

COMMITMENTS AND CONTINGENT LIABILITIES	19

STOCKHOLDERS’ EQUITY	14
Capital stock - NT$10 (US $0.3) par value; authorized, issued and outstanding - 9,647,724,900 common shares		96,477	96,477	2,941
Capital surplus		136,362	157,490	4,802
Retained earnings		85,909	73,864	2,252
Accumulated other comprehensive loss		(5)	(3)	—

Total stockholders’ equity		318,743	327,828	9,995

TOTAL		$438,421	$395,168	$12,048

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

		Year Ended December 31
	Notes	2003	2004	2005
		NT$	NT$	NT$	US$
					(Note 3)
SERVICE REVENUES	2,18	$182,466	$185,163	$184,696	$5,631

OPERATING COSTS AND EXPENSES	2
Costs of services, excluding depreciation and amortization	18	59,633	60,256	70,122	2,138
Marketing, excluding depreciation and amortization	2	19,992	19,298	23,650	721
General and administrative, excluding depreciation and amortization		2,726	2,550	3,505	107
Research and development, excluding depreciation and amortization	2	2,581	2,476	3,144	96
Depreciation and amortization - cost of services		39,170	38,358	38,800	1,183
Depreciation and amortization - other operating expenses		2,399	2,345	2,363	72

Total operating costs and expenses		126,501	125,283	141,584	4,317

INCOME FROM OPERATIONS		55,965	59,880	43,112	1,314

OTHER INCOME
Interest		100	224	452	14
Other income		2,101	2,493	3,576	109

Total other income		2,201	2,717	4,028	123

OTHER EXPENSES
Interest		43	5	2	—
Impairment loss on long-term investments		—	—	740	23
Other expense		509	415	366	11

Total other expenses		552	420	1,108	34

INCOME BEFORE INCOME TAX		57,614	62,177	46,032	1,403

INCOME TAX	2,17	10,299	11,259	12,733	388

NET INCOME		$47,315	$50,918	$33,299	$1,015

NET INCOME PER SHARE	2	$4.90	$5.28	$3.45	$0.11

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER PRO FORMA EQUIVALENT ADS	2	$49.04	$52.78	$34.51	$1.05

WEIGHTED AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING		964,772,490	964,772,490	964,772,490	964,772,490

COMPREHENSIVE INCOME
Net income	2	$47,315	$50,918	$33,299	$1,015
Cumulative translation adjustments		—	(5)	2	—

Comprehensive income		$47,315	$50,913	$33,301	$1,015

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock		Capital Surplus	Retained Earnings				Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Common Shares	Amount		Legal Reserve	Losses on Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2002 (IN NT$)	9,647,724,900	$96,477	$133,862	$25,106	$2,675	$41,900	$69,681	$—	$300,020

Additional capital contributed by government	—	—	80	—	—	—	—	—	80
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	1,931	—	—	—	—	—	1,931
Appropriations and distributions of 2002 earnings:
Legal reserve	—	—	—	4,331	—	(4,331)	—	—	—
Dividends	—	—	—	—	—	(38,591)	(38,591)	—	(38,591)
Net income	—	—	—	—	—	47,315	47,315	—	47,315

BALANCE, DECEMBER 31, 2003 (IN NT$)	9,647,724,900	96,477	135,873	29,437	2,675	46,293	78,405	—	310,755

Additional capital contributed by government	—	—	32	—	—	—	—	—	32
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	457	—	—	—	—	—	457
Appropriations and distributions of 2003 earnings:
Legal reserve	—	—	—	4,850	—	(4,850)	—	—	—
Special reserve	—	—	—	—	1	(1)	—	—	—
Dividends declared	—	—	—	—	—	(43,414)	(43,414)	—	(43,414)
Net income	—	—	—	—	—	50,918	50,918	—	50,918
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	(5)	(5)

BALANCE, DECEMBER 31, 2004 (IN NT$)	9,647,724,900	96,477	136,362	34,287	2,676	48,946	85,909	(5)	318,743
Additional capital contributed by government	—	—	6	—	—	—	—	—	6
Additional capital contributed by the MOTC through selling shares to employees at a discounted price (Note 15)	—	—	12,770	—	—	—	—	—	12,770
Additional capital contributed by MOTC - pension (Notes 2,16)	—	—	8,352	—	—	—	—	—	8,352
Appropriations and distributions of 2004 earnings:
Legal reserve	—	—	—	4,986	—	(4,986)	—	—	—
Special reserve	—	—	—	—	4	(4)	—	—	—
Dividends declared	—	—	—	—	—	(45,344)	(45,344)	—	(45,344)
Net income	—	—	—	—	—	33,299	33,299	—	33,299
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	2	2

BALANCE, DECEMBER 31, 2005 (IN NT$)	9,647,724,900	$96,477	$157,490	$39,273	$2,680	$31,911	$73,864	$(3)	$327,828

BALANCE, DECEMBER 31, 2005 (IN US$) (Note 3)	9,647,724,900	$2,941	$4,802	$1,197	$82	$973	$2,252	$—	$9,995

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$47,315	$50,918	$33,299	$1,015
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	3,239	1,565	920	28
Depreciation and amortization	41,569	40,703	41,163	1,255
Impairment loss on long-live assets	—	—	343	10
Impairment loss on long-term investments	—	—	740	23
Net unrealized loss (gain) on short-term investments	—	12	(69)	(2)
Gain on sales of short-term investments	—	—	(163)	(5)
Net loss (gain) on disposal of scrap inventories and property, plant and equipment	143	168	(305)	(9)
Equity in earnings of unconsolidated companies	(3)	(70)	(160)	(5)
Cash dividends received from equity investees	—	56	66	2
Unrealized losses on investment in private mutual fund	—	—	19	1
Stock compensation expenses for shares sold to employees at a discount	1,931	457	12,770	389
Deferred income taxes	425	157	9,689	295
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(760)	(382)	(72)	(2)
Inventories	(1,719)	(326)	(831)	(25)
Prepaid expenses	(8)	(108)	(547)	(17)
Other current assets	145	134	(4,210)	(128)
Other assets	(1,235)	742	(274)	(8)
Increase (decrease) in:
Trade notes and accounts payable	2,159	2,879	(4,002)	(122)
Income tax payable	(1,249)	109	(4,035)	(123)
Accrued expenses	402	162	1,642	50
Customers’ deposits	(1,018)	(2,421)	(1,012)	(31)
Other current liabilities	1,138	464	587	18
Accrued pension liabilities	4,065	(1,229)	1,381	42
Deferred income	(3,016)	(2,385)	(778)	(24)
Other liabilities	90	(40)	4	—

Net cash provided by operating activities	93,613	91,565	86,165	2,627

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and sales of short-term investments, net	—	(9,127)	(4,824)	(147)
Acquisition of investments in unconsolidated companies	—	(530)	—	—
Acquisition of investment in private mutual fund	—	—	(500)	(15)
Proceeds from disposal of investments in unconsolidated companies	234	—	—	—

(Continued)

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
Acquisitions of property, plant and equipment	$(32,248)	$(22,889)	$(22,930)	$(699)
Proceeds from disposal of property, plant and equipment	6	215	374	11
Acquisitions of patents and computer software	(193)	(122)	(139)	(4)

Net cash used in investing activities	(32,201)	(32,453)	(28,019)	(854)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	(17,000)	—	(200)	(6)
Cash dividends paid	(38,591)	(43,414)	(45,344)	(1,382)
Additional capital contributed by government	80	32	6	—

Net cash used in financing activities	(55,511)	(43,382)	(45,538)	(1,388)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,901	15,730	12,608	385

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,652	13,553	29,283	892

CASH AND CASH EQUIVALENTS, END OF YEAR	$13,553	$29,283	$41,891	$1,277

SUPPLEMENTAL INFORMATION
Interest paid	$66	$4	$2	$—

Income tax paid	$11,121	$10,993	$11,419	$348

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$—	$200	$200	$6

Activities related to the settlement of the pension obligations upon privatization:
Accrued pension liabilities			$46,915	$1,430
Deferred pension cost			(34,504)	(1,052)
Deferred income taxes			(4,059)	(124)

Additional capital contributed by MOTC- pension			$8,352	$254

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

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

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to the Company’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of the Company and the privatization plan was completed. As of December 31, 2005, the MOTC owns 41.48% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Prior to August 12, 2005, the effective date of privatization, the Company maintained its accounting books and records based on the ROC government regulations for state-owned enterprises, ROC government regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). Subsequent to August 12, 2005, the Company is no longer required to follow the ROC government regulations for state-owned enterprises. The accompanying financial statements have been prepared to present its financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States (“US GAAP”).

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

Foreign Currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment in stockholders’ equity.

b.	Financial assets and liabilities - credited or charged to current income.

Cash Equivalents

Cash equivalents include negotiable certificates of deposit and commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term investments including open-ended mutual funds, real estate investment trust funds, listed stocks and resell bonds are classified as trading securities and are carried at their fair value. Unrealized holding gains and losses for trading securities are recognized in earnings.

The credit linked investment is an interest-rate-risk financial instrument with an embedded derivative linked to credit risk in order to gain a higher rate of return. The hybrid financial instrument is remeasured at fair value with changes in fair value reported in earnings. As such, the Company does not bifurcate the embedded derivative from the host contract.

Inventories

Inventories, consisting mainly of telecommunication cables, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Long-term Investments

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the fair value of the net assets of the investee at the date of acquisition is recognized as equity method goodwill which is not amortized. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Profits and losses arising from equipment purchases from equity investees are eliminated. For other-than-temporary declines in the value of investments accounted for using the equity method, the investment is reduced to its fair value and an impairment loss is recognized.

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

Gains and losses incurred for the sale or disposal of property, plant and equipment are recorded as costs of services.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

3G Concession

3G Concession represents the amount paid by the Company on March 11, 2002 to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication - 2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The holder of the concession must then obtain a network construction permit from the DGT. Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The Company received a 3G license from MOTC on May 26, 2005 and commenced operations of the network on the same day. The 3G license is valid through December 31, 2018. The 3G concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Amortization expense for the year ended December 31, 2005 was NT$447 million. The 3G Concession and its related asset group is subject to review for impairment in accordance with SFAS No. 144.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Patents and computer software are also reviewed for impairment in accordance with SFAS No. 144. Amortization expenses for the years ended December 31, 2003, 2004 and 2005 were NT$154 million, NT$166 million and NT$154 million, respectively. Accumulated amortization was NT$979 million and NT$1,133 million as of December 31, 2004 and 2005, respectively.

Deferred Income

Deferred income represents one-time connection fees received from subscribers. The deferred income is recognized over the average expected customer service periods.

The average expected customer service periods (in years) are as follows:

	As of December 31
	2004	2005
Fixed-line	13	16
Cellular	5	4
Paging	2	2
Internet	3	4

The Company expenses the direct cost related to deferred income as incurred.

Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the service have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

The Company records service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset subsidy costs are paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, and are recognized as a cost of service when incurred. Usage revenues from fixed-line services, cellular services, Internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms. The Company had accrued unbilled revenues for services provided amounting to NT$1,383 million and NT$1,435 million as of December 31, 2004 and 2005, and are included in accounts receivable in the accompanying balance sheets.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless (cellular and paging) and Internet and data services) are accrued, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Concentrations

For all periods presented, no individual customer or supplier constituted more than 10% of the Company’s revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company invests its cash with several high-quality financial institutions. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company’s operations.

Pension Costs

Pension costs are recorded on the basis of actuarial calculations. As a foreign private issuer, the Company adopted SFAS No. 87, “Employers’ Accounting for Pensions,” on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company had allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

The projected benefit obligation has been determined by actuarial methods based on the related employees service through the date of privatization. An intangible asset representing the unrecognized net losses and unrecognized transition obligations has been recorded on the balance sheet as deferred pension cost. Such amounts represent an additional minimum pension liability and were recorded as an asset as such costs represent a receivable from the MOTC and was fully realized upon privatization.

The MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity.

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$1,861 million, NT$2,526 million and NT$2,610 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Employee Stock Compensation

In connection with the privatization plan of the Company, the MOTC made the Company’s employees an offer to purchase shares of common stock of the Company at a discount from the quoted market price. The Company records the difference between the market price of the stock on the date of purchase and the purchase price as compensation expense at the purchase date.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as fair value hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Income Tax

The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. The Company treats the investment tax credit as a reduction of current income taxes of the year in which the credit arises and defers unutilized tax credit as deferred income tax assets. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

Under ROC tax regulations, the current year’s tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated. The Company adjusts the amount of accrued undistributed earnings tax after the Company’s shareholders approve the distribution of earnings in the following year.

Comprehensive Income

Comprehensive income includes net income plus the results of certain changes in stockholders’ equity during a period from non-owner sources that are not reflected in the statement of operations. Other comprehensive income consists of cumulative translation adjustments.

Net Income Per Share and Per Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS represents ten common shares.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after January 1, 2006, and prior period’s awards that are modified, repurchased, or cancelled after January 1, 2006. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections.” SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from previous period unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of the adoption of this standard as the Company does not currently intend to change its accounting principles, estimate or reporting entity.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2005, which was NT$32.80 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2004	2005
	NT$	NT$
Cash and bank deposits	$1,958	$2,355
Negotiable Certificate of Deposit	8,900	10,907
Commercial paper	18,425	28,629

	$29,283	$41,891

5.	SHORT-TERM INVESTMENT

	December 31
	2004		2005
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
Trading securities
Open-end bond mutual fund	$8,901	$1	$13,959	$61
Real estate investment trust fund	—	—	104	4
Listed stock	—	—	73	4
Resell bond	214	(13)	—	—

	9,115	(12)	14,136	69
Credit linked investment	—	—	35	—

	$9,115	$(12)	$14,171	$69

The Company entered into a contract with Citibank Taiwan Branch (“Citibank”) to invest NT$35 million in a credit-linked investment in October 2005. The Company will receive interest on a quarterly basis commencing from December 2005 through March 2007, the maturity date. In addition to the quarterly interest, Citibank will pay an additional amount based on the embedded credit derivate. The embedded credit derivate is linked to credit events of Quanta Display Inc. which is a Taiwan Stock Exchange listed company. The credit events include bankruptcy, failure to pay certain obligations, acceleration of obligations, repudiation, moratorium and restructuring. If a credit event occurs on any day prior to the maturity date, Citibank may at its option declare a credit event, designate a cash settlement date and pay the cash settlement amount equal to 30% of the outstanding contract amount to the Company in New Taiwan Dollars. The contract also granted a call provision to Citibank enabling it to early terminate the contract. Following the exercise of the call provision, the Bank shall pay the Company the terminated contract amount and any accrued interest.

The contract is accounted for as a hybrid financial instrument and remeasured at fair value at the balance sheet date and any gain or loss was charged to income. As of December 31, 2005, the fair value of the contract was NT$35 million. On January 9, 2006, the Company sold the contract to a third party and recognized an investment loss of NT$0.2 million.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts are summarized as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
Balance, beginning of period	$7,505	$7,786	$4,473
Provision for doubtful accounts charged to income	3,158	1,522	906
Accounts receivable written off	(2,877)	(4,835)	(1,774)

Balance, end of period	$7,786	$4,473	$3,605

7.	INVENTORIES

	December 31
	2004	2005
	NT$	NT$
Supplies	$1,111	$1,276
Work in process	2	20
Materials in transit	326	824

	$1,439	$2,120

The insurance coverage on inventories as of December 31, 2005 amounted to NT$1,143 million.

8.	LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31
	2004		2005
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
Equity investees:
Chunghwa Investment (“CHI”)	$930	49	$950	49
Taiwan International Standard Electronics (“TISE”)	499	40	575	40

	1,429		1,525

Cost investees:
Taipei Financial Center (“TFC”)	2,530	12	1,790	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,606		1,866

	$4,035		$3,391

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. The Company received dividends of nil, NT$56 million and NT$66 million from TISE for the years ended December 31, 2003, 2004 and 2005.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the years ended December 31, 2003, 2004 and 2005, respectively.

Earnings from equity method investees were NT$3 million, NT$70 million and NT$160 million for the years ended December 31, 2003, 2004 and 2005, respectively.

The total aggregate cost of the Company’s cost method investment was NT$2,606 million and NT$1,866 million at December 31, 2004 and 2005, respectively. Investments with an aggregate cost of NT$76 million both at December 31, 2004 and 2005 were not evaluated for impairment because the Company did not estimate the fair value of those investments in accordance with SFAS No. 107 “Disclosure about Fair Value of Financial Instruments” and the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. For the remaining investment in TFC, the Company identified an impairment indicator and determined the investment in TFC was impaired due to an adverse change in the market condition of the industry in which TFC operates. The Company recognized an other-than-temporary impairment loss of NT$740 million in 2005.

The Company received dividends of NT$58 million from Siemens for the year ended December 31, 2005.

9.	INVESTMENT IN PRIVATE PLACEMENT FUND

The Company invested NT$500 million in a private placement fund managed by First Global Investment Trust Company Limited (“FGIT”) from September 27, 2005 to September 28, 2008. FGIT, on-behalf of the Company, invested 95% of the total investment principle in a three-year structured time deposit issued by Far Eastern International Bank and invested the rest of the investment principal in a currency swap with Ta Chong Bank. The Company marks to market the private placement fund without distinguishing and presenting the underlying investment assets separately on its balance sheet because the majority of the fair value of the private placement fund is generated from the three-year structured time deposit and the fair value of the currency swap is nominal.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2004	2005
	NT$	NT$
Cost
Land	$42,407	$42,463
Buildings and improvements	56,265	57,687
Telecommunications equipment	613,626	620,377
Miscellaneous equipment	27,361	27,317

	739,659	747,844

Accumulated depreciation
Buildings and improvements	12,194	13,235
Telecommunications equipment	426,649	447,888
Miscellaneous equipment	20,579	21,077

	459,422	482,200

Construction in progress	31,360	27,856

Advances related to acquisition of equipment	41	25

Property, plant and equipment, net	$311,638	$293,525

Because of the improvements of telecommunication technology and changes in the market, the paging division is at risk of obsolescence. If the total expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets of paging division, a loss is recognized for the excess of the carrying amount over the fair value. The Company performed an impairment analysis as required by SFAS No. 144 and concluded that the paging division assets were impaired. An impairment loss of NT$343 million (US$10 million) was recognized in 2005 and was charged to cost of services.

No interest expense was capitalized for the years ended December 31, 2004 and 2005. Capitalized interest expense aggregated to NT$46 million for the year ended December 31, 2003 and was determined using interest rates ranging from 0.56% to 1.67%.

The Company carries insurance on certain buildings and certain telecom equipment with carrying values of NT$1,802 million and NT$1,796 million as of December 31, 2004 and 2005, respectively. The Company does not carry comprehensive insurance on all properties.

11.	ACCRUED EXPENSES

	December 31
	2004	2005
	NT$	NT$
Accrued compensation	$9,207	$10,339
Accrued franchise fees	2,500	2,539
Other accrued expenses	2,661	3,132

	$14,368	$16,010

12.	OTHER CURRENT LIABILITIES

	December 31
	2004	2005
	NT$	NT$
Advances from subscribers	$6,835	$7,421
Amounts collected from subscribers on behalf of other telecommunications companies and carriers	3,467	3,323
Payable to equipment suppliers	4,150	4,142
Payables to construction suppliers	2,318	2,406
Other	2,196	2,119

	$18,966	$19,411

13.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31
	2004	2005
	NT$	NT$
Loan from the Common Tunnel Fund	$700	$500
Less: Current portion of long-term loans	(200)	(200)

	$500	$300

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005.

As of December 31, 2005, the Company has unused credit lines of approximately NT$40,350 million, which are available for short-term and long-term borrowings.

14.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is NT$96,477,249,000. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares at par value within three years from the date of their issuance.

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. As of December 31, 2005, the MOTC has sold 2,460,432 thousand common shares in the form of ADS amounting to 246,043 thousand units.

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

As of December 31, 2005, the outstanding ADSs were 246,043 thousand units, which equaled approximately 2,460,431 thousand common shares, and represented 25.50% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations. As of December 31, 2005, the amount of retained earnings available for dividends was NT$ 48,088 million and was based on earnings as determined using ROC government regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following: No less than 1% of distributable earnings shall be distributed to employees as employee bonus and no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting. Cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

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

15.	EMPLOYEE STOCK COMPENSATION

The MOTC, in connection with the privatization plan of the Company, provided employees with two stock purchase plans: The market discount plan and the par value plan.

Market discount plan - under the market discount plan, the MOTC sold shares of stock at discounted prices to employees at various times from October 2000 to September 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% from the quoted market price in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. The common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company recognized NT$1,916 million, nil and NT$12,542 million as compensation expense for the discounted shares purchased by employees for the years ended December 31, 2003, 2004 and 2005, respectively.

Par value plan - under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC in 2004 and 2005 were 8,782,084 shares and 4,126,928 shares, respectively. The MOTC received total proceeds of NT$87.1 million and NT$41 million in 2004 and 2005, respectively, for these sales. The Company recognized NT$15 million, NT$457 million and NT$228 million as compensation expense for the discounted shares purchased by employees for the years ended December 31, 2003, 2004 and 2005, respectively.

In accordance with the policy of distribution of earnings stipulated in Articles of Incorporation, the Company accrued employee stock bonus of NT$460 million and remuneration to directors and supervisors of NT$15 million in 2005.

16.	PENSION PLAN

At the time of its incorporation on July 1, 1996, the Company continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as “Plan A”) covered civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC Government) and the second plan (hereinafter referred to as “Plan B”) covered all other employees of the Company (hereinafter referred to as “non-civil service eligible employees”). The adoption of two pension plans was necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

Plan A provided benefits equal to the sum of: (a) the lump-sum payment equivalent to one benefit unit per year for the first twenty service years rendered and one-half benefit unit per service year rendered thereafter, with one benefit unit equivalent to a portion of the salary of the employee at the time of retirement (referred to hereinafter as “pensionable salary”), and (b) annuity payments payable monthly equivalent to a certain percentage of the benefit unit. Plan B provided benefits equal to the lesser of: (a) forty-five benefit units, or (b) two benefit units per service year rendered for the first fifteen years, and one-half benefit unit per service year exceeding fifteen years rendered before August 1, 1984 and one benefit unit per service year for services rendered after August 1, 1984, with one benefit unit equivalent to the monthly average base salary (consisting of regular salary items plus overtime salary). Plan A was funded based on amounts included in budgets approved by the Legislative Yuan and supplementary budgets approved by the Executive Yuan while Plan B was funded by the Company at an amount equivalent to 2% to 15% of the monthly salary.

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

As required by the ROC Government for state-owned enterprises instructed to undergo privatization plans effective on the privatization date, except for those employees who reached the mandatory retirement age (the age of 65 for Plan A participants and age 60 for Plan B participants) by that day, employees received pension benefit payments calculated in accordance with the Guidelines on Payments of Severance Benefits to Employees of State-Owned Enterprises (“Guidelines”).

Under the Guidelines, on the privatization date, settlement benefit payments were distributed to both Plan A and Plan B participants as follows: (a) employees who voluntarily left the Company on the privatization date (hereinafter referred to as “separated employees”) received a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the “additional separation payments”); and (b) employees who opted to remain with the privatized company after the privatization date (hereinafter referred to as “privatized company employees”) would receive an amount equivalent to those received by the separated employees without the additional separation payments. Privatized company employees who are involuntarily terminated by the Company within five years from the date of privatization (hereinafter referred to as “redundant employees”) will receive redundancy benefits equivalent to the pension amount as computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as “redundancy benefit payments”). The six-month portion of the additional separation payments was paid by the MOTC. The accrued pension amount after privatization and the one-month advance notice pay were paid by the Company.

The unrecognized prior service costs, which amounted to NT$30,018 million, related to the increased benefits provided under the Guidelines described in the preceding paragraph were amortized through June 30, 2001. The unrecognized prior service costs excluded any costs expected to be incurred for the additional separation payments or redundancy benefit payments. The additional separation payments under the Guidelines were accounted for as special termination benefits and were recognized in the period when the employee accepted the offer while the redundancy benefit payments will be recognized in the period management approves a plan of termination.

In order to increase operational efficiency, the Company approved a Special Retirement Incentive Program (“Program A”). Program A allowed eligible employees who voluntarily left the Company on February 1, 2005 to receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount was NT$821 million and was accounted for as special termination benefits in the statement of income for the year ended December 31, 2005. A portion of the Program A benefits amounting to NT$243 million were recognized in 2004 when employees formally accepted the terms of Program A.

In order to provide employees with additional consideration, the Company approved another Special Retirement Incentive Program (“Program B”) in May 2005. Program B allowed eligible employees who voluntarily left the Company on August 11, 2005, the day before privatization, to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount was NT$1,325 million and was accounted for as special termination benefits in the statement of income for the year ended December 31, 2005.

The Company also approved another Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily left the Company on March 31, 2006 to also receive benefit payments based on the respective original plan plus the additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the employees had they stayed until March 31, 2006 was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the terms of Program C. No amounts were recognized for Program C as of December 31, 2005.

Under applicable ROC regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs mentioned above under Plan A and Plan B. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets, amounted to NT$8,352 million (US$254 million) and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. The non-cash financing activities and related amounts of the pension obligation settlement as of the date of privatization are disclosed on the face of the statement of cash flows.

Upon privatization, the MOTC settled all accrued pension obligations for Plan A and Plan B including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-Owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets will be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. According to the instructions of MOTC, the Company has been requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization. As of December 31, 2005 the remaining balance of plan assets amounted to NT$7.1 billion, after deducting amounts requested by the MOTC to be paid on its behalf, will be transferred to Privatization Fund on March 27, 2006.

Upon privatization and settlement of the related obligations, Plan A and Plan B ceased to exist. A new plan (“New Plan B”), having similar terms and benefits as Plan B, was established and offered to employees. Employees choosing to enter into New Plan B, were not credited with any prior service nor did they receive any accumulated benefits from prior service and benefits begin to accrue to them under this plan commencing from the privatization date. The components of net periodic benefit costs before privatization are for both Plan A and Plan B. The effect of privatization relates to the both Plan A and Plan B. The amounts of plan assets remaining after privatization and the components of net periodic benefit costs after privatization relate to New Plan B.

Before Privatization

The components of net periodic benefit costs are as follows:

	Year Ended December 31		Period Ended August 12, 2005
	2003	2004
	NT$	NT$	NT$
Service cost	$1,970	$1,943	$1,253
Interest cost	2,362	1,887	1,232
Expected return on plan assets	(1,618)	(1,226)	(798)
Termination benefit under the Program A	—	243	—
Amortization of unrecognized net transition obligation	939	939	575
Amortization of unrecognized net loss	635	907	996

Net periodic benefit pension cost	$4,288	$4,693	$3,258

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	Year Ended December 31		Period Ended August 12, 2005
	2003	2004
	NT$	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$(119,822)	$(126,126)	$(134,911)
Services cost	(1,970)	(1,943)	(1,253)
Interest cost	(2,362)	(1,887)	(1,232)
Termination benefit under the Program A	—	(243)	—
Actuarial gain(loss)	(4,557)	(8,038)	2,294
Benefits paid	2,585	3,326	2,126

Projected benefits obligation, end of period	$(126,126)	$(134,911)	$(132,976)

Change in plan assets:
Fair value of plan assets, beginning of year	$83,478	$82,578	$85,870
Actual return on plan assets	1,462	696	441
Employer contributions	223	5,922	2,956
Benefits paid	(2,585)	(3,326)	(2,126)

Fair value of plan assets, end of period	$82,578	$85,870	$87,141

Reconciliation of funded status:
Funded status	$(43,548)	$(49,041)	$(45,835)
Unrecognized net transition obligation	9,750	8,811	8,237
Unrecognized actuarial loss	21,539	29,200	26,267

Net amount recognized	$(12,259)	$(11,030)	$(11,331)

The weighted-average asset allocations by asset category are:
Time deposit	73%	85%
Short-term notes	23%	15%
Taiwan government securities and loans	4%	—%

	100%	100%

The target asset allocations are established through an investment policy established by the Chunghwa Telecom’s Employee Pension Fund Committee and agreed to by the Ministry of Finance (“MOF”). As increased liquidity of the fund is necessary due to the privatization of the Company, the current policy for plan assets is to place funds in time deposit accounts of the financial and postal institutions, non-designated trust funds in an investing company or financial institution and government bonds. In addition, the pension fund may invest in beneficial certificates of equity securities.

Effect of Privatization

	Before Privatization	Effect of Privatization	After Privatization
Projected benefits obligation	$(132,976)	$132,976	$—
Plan assets at fair value	87,141	(86,061)	1,080

Funded status	(45,835)	46,915	1,080
Unrecognized net transition obligation	8,237	(8,237)	—
Unrecognized net loss	26,267	(26,267)	—

Net amount recognized	$(11,331)	$12,411	$1,080

The plan assets and net period benefit costs after privatization represent those assets and costs of New Plan B.

After Privatization

The components of net periodic benefit costs of New Plan B for the period from August 13, 2005 through December 31, 2005 are as follows:

NT$
Service cost	$1,192
Expected return on plan assets	(14)

Net periodic benefit pension cost	$1,178

The changes in benefits obligation and plan assets and the reconciliation of funded status for New Plan B are as follows:

NT$
Change in benefits obligation:
Projected benefits obligation, August 12, 2005	$—
Services cost	1,192
Actuarial loss	501
Benefits paid	(10)

Projected benefits obligation, end of year	$1,683

Change in plan assets:
Fair value of plan assets, August 12, 2005	$1,080
Actual return on plan assets	(18)
Employer contributions	585
Benefits paid	(10)

Fair value of plan assets, end of year	$1,637

Reconciliation of funded status
Funded status	$(46)
Unrecognized actuarial loss	504

Net amount recognized	$458

(Continued )

NT$
The weighted-average asset allocations by assets category are:
Time deposit	49%
Short-term notes	33%
Taiwan government securities and loans	18%

100%

The amounts recognized in the accompanying balance sheets at December 31 are as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
Amounts recognized
Accrued pension liability	$(42,199)	$(44,252)	$—
Intangible assets - deferred pension cost	29,940	33,222	—

Net amount recognized	$(12,259)	$(11,030)	$—

Information for the Company’s pension plans with an accumulated benefit obligation in excess of plan assets is as follow:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
Aggregate accumulated benefit obligation	$(125,499)	$(130,982)	$—

Accumulated benefit obligation - Plan A	$(125,291)	$(130,643)	$—

Fair value of plan assets - Plan A	$81,813	$84,924	$—

Actuarial assumptions:

	Before Privatization	After Privatization
Year ended December 31, 2003

Discount rate used in determining present value	1.50%	—
Rate of compensation increase
All employees	0.50%	—
Annuity increase for retirees	—	—
Rate of return on plan assets
Plan A	1.50%	—
Plan B	1.50%	—

Year ended December 31, 2004

Discount rate used in determining present value	1.50%	—
Rate of compensation increase
All employees	3.50%	—
Annuity increase for retirees	3.00%	—
Rate of return on plan assets
Plan A	1.50%	—
Plan B	1.50%	—

		(Continued	)

	Before Privatization	After Privatization
Year ended December 31, 2005

Discount rate used in determining present value	—	2.25%
Rate of compensation increase - all employees	—	2.00%
Rate of return on plan assets - all employees		3.00%

The Labor Pension Act of ROC (“Act”) was effective beginning July 1, 2005 and this pension mechanism was considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enactment of the Act may choose to be subject to the pension mechanism under the Act or continue to remain subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company has contributed 6% of each employee’s monthly salary per month beginning July 1, 2005. For the year ended December 31, 2005, total contributions were NT$16 million (US$0.49 million).

17.	INCOME TAXES

The components of income taxes are as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
Current	$9,874	$11,102	$3,044
Deferred	425	157	9,689

	$10,299	$11,259	$12,733

A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
Income tax expense computed at statutory tax rate	$14,404	$15,544	$11,508
Permanent differences	308	(65)	3,158
Investment tax credits	(4,348)	(3,379)	(1,987)
Other	(65)	(841)	54

Income tax expense	$10,299	$11,259	$12,733

The balance of income tax payable as of December 31, 2004 was shown net of prepaid income tax. Tax refund receivable as of December 31, 2005 amounted to $4,338 million (classified as other current assets).

Upon privatization in the period when the government’s ownership percentage falls below 50%, the Company continues to be subject to a 10% tax on its undistributed earnings as required by the Income Tax Law of the ROC. As the Company had historically been required under government regulations before privatization to distribute all its earnings within six months subsequent to year end, it has been required to pay a minimal amount of tax under this regulation. For ROC GAAP purposes, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained and the liability is incurred. Upon privatization, the 10% tax on undistributed earnings is recorded as an expense in the year of the earnings.

Permanent differences consist primarily of tax-exempt income from the sale of trading securities, interest income on commercial paper purchased, which are subject to a separate income tax rate of 20% and employees stock compensation expense.

Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets (liabilities) are shown in the following table:

	December 31
	2004	2005
	NT$	NT$
Current:
Provision for doubtful accounts	$685	$234
Deferred income	658	371
Accrued pension costs	15,723	1,772
Prepaid card revenues (related liability is included in “other current liabilities”)	735	668
Investment tax credits	—	554
Other, net	1,963	1,202

	19,764	4,801
Less - valuation allowance	2,481	1,448

	$17,283	$3,353

Non-current:
Deferred income	$2,444	$2,541
Other	244	1,136

	2,688	3,677
Less - valuation allowance	244	1,051

	$2,444	$2,626

Upon the completion of the privatization, a significant portion of the deferred income tax assets related to accrued pension costs was reversed due to the settlement of the related pension obligations.

The above deferred income tax assets were computed based on a tax rate of 25%. A portion of the amount included in other relates to the timing differences between US GAAP reporting and the taxable base for the 10% undistributed earnings tax. These differences are computed based on a tax rate of 10%.

18.	TRANSACTIONS WITH RELATED PARTIES

As the Company was a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides Fixed-line services, wireless services, Internet and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices before and after privatization. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics (“TISE”)	Equity investee
Chunghwa System Integration (“CSI”)	Subsidiary of CHI
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2004		2005
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
CHTG	$—	—	$49	—
CHPT	—	—	21	—

	$—	—	$70	—

2) Payables

Trade notes and accounts payable
CSI	$—	—	$55	1
TISE	47	—	41	—
CHTG	—	—	28	—

	$47	—	$124	1

Accrued expenses
TISE	$58	—	$49	—
CSI	—	—	27	—
CHTG	—	—	11	—

	$58	—	$87	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$77	—	$319	2
CSI	17	—	22	—

	$94	—	$341	2

	Year Ended December 31
	2004		2005
	Amount	%	Amount	%
3) Service revenues

CHTG	$—	—	$101	—
CHPT	—	—	25	—

	$—	—	$126	—

4) Cost of services

TISE	$193	—	$135	—
CSI	121	—	89	—
CHTG	—	—	81	—

	$314	—	$305	—

5) Acquisition of equipments

TISE	$879	4	$478	2
CSI	155	1	316	1
CHTG	—	—	13	—

	$1,034	5	$807	3

The foregoing acquisitions were conducted under normal commercial terms.

19.	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2005, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$2,666 million, and (b) acquisitions of telecommunications equipment of NT$16,422 million.

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

December 31, 2005
NT$
Within the following year	$1,311
During the second year	920
During the third year	583
During the fourth year	320
During the fifth year and thereafter	138

$3,272

As of December 31, 2005, the Company had unused letters of credit of NT$4,914 million.

The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million was contributed by the Company on June 30, 1995 and was accounted for as other assets - other. If the balance of the Fixed Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996 and was accounted for as other assets - other. Such amounts represent non-interest bearing, long-term loans to the respective government entities. The maturity date of the loan receivable has not been agreed to by the parties to the contribution and cannot be estimated therefore, no discount was applied to the outstanding balance.

20.	SUBSEQUENT EVENTS

In order to improve the Company’s financial condition and utilize excess funds, the Company decided to buyback treasury shares and cancelled them. The purchase of treasury shares was approved by the board of directors on February 9, 2006. The Company plans to acquire 250,000 thousand treasury shares (2.59% of total outstanding shares) from the TSE market within two months from February 10, 2006.

The estimated range of purchased prices is from NT$40 to NT$70. As of March 17, 2006, the Company has purchased 120,653 thousand common shares amounted to NT$7,101 million.

21.	LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court. As of March 17, 2006, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of December 31, 2005, no provision was provided for the litigation.

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

22.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. The Company engaged in foreign currency forward exchange contracts for the year ended December 31, 2004. The net realized exchange loss for the year ended December 31, 2004 was of NT$27 million.

b.	Non-derivative financial instruments are as follows:

	December 31
	2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
Assets
Cash and cash equivalents	$29,283	$29,283	$41,891	$41,891
Short-term investments	9,115	9,115	14,171	14,171
Long-term Investments for which it is:
- Practicable to estimate fair value	—	—	1,790	1,790
- Not practicable	2,606	—	76	—
Refundable deposits (included in “other assets - other”)	3,357	3,357	3,577	3,577
Liabilities
Customers’ deposits	9,262	7,771	8,250	7,049
Long-term loans (including current portion of long-term loans)	700	700	500	500

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1)	Cash and cash equivalents and short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

2)	Long-term investments. The fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

3)	Refundable deposits. The carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

4)	Customers’ deposits. The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

5)	Long-term loans (including current portion). The fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

23.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its operating segments based on the various types of telecommunications services provided to customers. The operating segments are segregated as below:

•	Local operations - the provision of local telephone services;

•	DLD operations - the provision of domestic long distance call services;

•	ILD operations - the provision of international long distance call services;

•	Cellular operations - the provision of cellular and related services;

•	Paging operation - the provision of paging and related services;

•	Internet and data operation - the provision of Internet access, lease line, and related services;

•	All other operations - the services other than the above six categories, such as carrying out project research and providing training.

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

a.	Business segments:

As of and for the year ended December 31, 2003

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$64,508	$16,000	$15,620	$66,659	$595	$44,159	$2,750	$210,291
Elimination of intersegment amount	(18,145)	(2,600)	(2)	(987)	(3)	(8,582)	(132)	(30,451)
US GAAP adjustments	2,048	35	45	516	—	4	(22)	2,626

Total service revenues from external customers	$48,411	$13,435	$15,663	$66,188	$592	$35,581	$2,596	$182,466

Operating costs and expenses, excluding depreciation and amortization	$33,430	$6,528	$11,059	$33,264	$482	$19,935	$930	$105,628
Elimination of intersegment amount	(4,735)	(4,772)	(2,942)	(13,239)	(86)	(4,420)	(257)	(30,451)
US GAAP adjustments	3,516	110	163	425	15	1,191	473	5,893

	$32,211	$1,866	$8,280	$20,450	$411	$16,706	$1,146	81,070

Unallocated corporate amount								3,862

Total operating costs and expenses, excluding depreciation and amortization								$84,932

								(Continued )

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Depreciation and amortization	$22,312	$1,328	$616	$5,574	$311	$10,891	$786	$41,818
US GAAP adjustments	(248)	(11)	(11)	(52)	(3)	(86)	—	(411)

	$22,064	$1,317	$605	$5,522	$308	$10,805	$786	41,407

Unallocated corporate amount								162

Total depreciation and amortization								$41,569

Income from operations	$8,766	$8,144	$3,945	$27,821	$(198)	$13,333	$1,034	$62,845
Elimination of intersegment amount	(13,410)	2,172	2,940	12,252	83	(4,162)	125	—
US GAAP adjustments	(1,220)	(64)	(107)	143	(12)	(1,101)	(495)	(2,856)

	$(5,864)	$10,252	$6,778	$40,216	$(127)	$8,070	$664	59,989

Unallocated corporate amount								(4,024)

Total income from operations								$55,965

Segment income before income tax	$8,897	$8,221	$3,936	$28,037	$(198)	$13,548	$994	$63,435
Elimination of intersegment amount	(13,410)	2,172	2,940	12,252	83	(4,162)	125	—
US GAAP adjustments	(536)	(48)	(81)	213	(10)	(895)	(420)	(1,777)

	$(5,049)	$10,345	$6,795	$40,502	$(125)	$8,491	$699	61,658

Unallocated corporate amount								(4,044)

Total segment income before income tax								$57,614

Segment assets	$218,741	$8,870	$14,510	$65,306	$1,103	$105,098	$12,814	$426,442
US GAAP adjustments	(41,770)	(1,810)	(1,676)	(4,921)	(66)	(14,052)	(2,929)	(67,224)

	$176,971	$7,060	$12,834	$60,385	$1,037	$91,046	$9,885	359,218

Unallocated corporate amount								70,477

Total segment assets								$429,695

Expenditures for segment assets	$7,545	$1,314	$415	$7,938	$—	$14,302	$666	$32,180

Unallocated corporate amount								68

Total expenditures for segment assets								$32,248

As of and for the year ended December 31, 2004

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$60,666	$14,325	$15,159	$71,216	$299	$50,194	$3,252	$215,111
Elimination of intersegment amount	(17,451)	(2,417)	(3)	(1,081)	(1)	(10,843)	(17)	(31,813)
US GAAP adjustments	1,711	36	49	137	—	(41)	(27)	1,865

Total service revenues from external customers	$44,926	$11,944	$15,205	$70,272	$298	$39,310	$3,208	$185,163

Operating costs and expenses, excluding depreciation and amortization	$34,975	$5,117	$10,728	$32,726	$273	$23,800	$1,908	$109,527
Elimination of intersegment amount	(4,125)	(3,784)	(3,070)	(12,859)	(62)	(7,591)	(322)	(31,813)
US GAAP adjustments	1,961	34	38	251	3	453	149	2,889

	$32,811	$1,367	$7,696	$20,118	$214	$16,662	$1,735	80,603

Unallocated corporate amount								3,977

Total operating costs and expenses, excluding depreciation and amortization								$84,580

Depreciation and amortization	$20,225	$835	$671	$5,946	$307	$12,464	$509	$40,957
US GAAP adjustments	(227)	(10)	(11)	(56)	(4)	(104)	—	(412)

	$19,998	$825	$660	$5,890	$303	$12,360	$509	40,545

Unallocated corporate amount								158

Total depreciation and amortization								$40,703

Income from operations	$5,466	$8,373	$3,760	$32,544	$(281)	$13,930	$835	$64,627
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	61	(3,252)	305	—
US GAAP adjustments	(23)	12	22	(58)	1	(390)	(176)	(612)

	$(7,883)	$9,752	$6,849	$44,264	$(219)	$10,288	$964	64,015

Unallocated corporate amount								(4,135)

Total income from operations								$59,880

								(Continued )

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Segment income before income tax	$5,628	$8,586	$3,929	$32,540	$(283)	$14,317	$760	$65,477
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	61	(3,252)	305	—
US GAAP adjustments	746	25	(8)	139	3	(168)	(163)	574

	$(6,952)	$9,978	$6,988	$44,457	$(219)	$10,897	$902	66,051

Unallocated corporate amount								(3,874)

Total segment income before income tax								$62,177

Segment assets	$199,136	$6,406	$13,834	$65,831	$648	$106,402	$15,376	$407,633
US GAAP adjustments	(40,132)	(1,421)	(1,452)	(5,275)	(43)	(16,108)	(1,831)	(66,262)

	$159,004	$4,985	$12,382	$60,556	$605	$90,294	$13,545	341,371

Unallocated corporate amount								97,050

Total segment assets								$438,421

Expenditures for segment assets	$4,475	$309	$255	$5,512	$—	$11,572	$722	$22,845

Unallocated corporate amount								44

Total expenditures for segment assets								$22,889

As of and for the year ended December 31, 2005

	Fixed-line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$57,873	$13,268	$14,482	$73,938	$135	$56,951	$3,182	$219,829
Elimination of intersegment amount	(17,360)	(2,400)	—	(1,167)	(1)	(14,806)	(16)	(35,750)
US GAAP adjustments	228	83	99	238	—	(1)	(30)	617

Total service revenues from external customers	$40,741	$10,951	$14,581	$73,009	$134	$42,144	$3,136	$184,696

Operating costs and expenses, excluding depreciation and amortization	$35,625	$4,786	$10,550	$35,565	$165	$27,227	$2,921	$116,839
Elimination of intersegment amount	(4,027)	(3,359)	(3,183)	(13,838)	(31)	(10,848)	(464)	(35,750)
US GAAP adjustments	5,140	253	415	1,456	362	6,496	183	14,305

	$36,738	$1,680	$7,782	$23,183	$496	$22,875	$2,640	95,394

Unallocated corporate amount								5,027

Total operating costs and expenses, excluding depreciation and amortization								$100,421

Depreciation and amortization	$19,256	$728	$662	$7,474	$214	$12,495	$586	$41,415
US GAAP adjustments	(233)	(8)	(10)	(65)	(2)	(105)	29	(394)

	$19,023	$720	$652	$7,409	$212	$12,390	$615	41,021

Unallocated corporate amount								142

Total depreciation and amortization								$41,163

Income from operations	$2,992	$7,754	$3,270	$30,899	$(244)	$17,229	$(325)	$61,575
Elimination of intersegment amount	(13,333)	959	3,183	12,671	30	(3,958)	448	—
US GAAP adjustments	(4,679)	(162)	(306)	(1,153)	(360)	(6,392)	(242)	(13,294)

	$(15,020)	$8,551	$6,147	$42,417	$(574)	$6,879	$(119)	48,281

Unallocated corporate amount								(5,169)

Total income from operations								$43,112

Segment income before income tax	$3,215	$8,003	$3,416	$31,368	$(592)	$17,653	$(470)	$62,593
Elimination of intersegment amount	(13,333)	959	3,183	12,671	30	(3,958)	448	—
US GAAP adjustments	(3,761)	(152)	(302)	(1,010)	(15)	(6,089)	(213)	(11,542)

	$(13,879)	$8,810	$6,297	$43,029	$(577)	$7,606	$(235)	51,051

Unallocated corporate amount								(5,019)

Total segment income before income tax								$46,032

Segment assets	$192,398	$6,342	$11,779	$62,004	$245	$98,573	$17,394	$388,735
US GAAP adjustments	(40,455)	(1,510)	(1,573)	(4,591)	(50)	(13,827)	(4,569)	(66,575)

	$151,943	$4,832	$10,206	$57,413	$195	$84,746	$12,825	322,160

Unallocated corporate amount								73,008

Total segment assets								$395,168

Expenditures for segment assets	$4,518	$403	$229	$4,449	$—	$12,707	$608	$22,914

Unallocated corporate amount								16

Total expenditures for segment assets								$22,930

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Year Ended December 31
	2003	2004	2005
	NT$	NT$	NT$
Taiwan, ROC	$176,429	$180,031	$180,793
Overseas	6,037	5,132	3,903

	$182,466	$185,163	$184,696

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has a non-revenue generating office in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.02 million and NT$0.01 million at December 31, 2004 and 2005, respectively, are located in Taiwan, ROC.