Form 20-F
period 2006-12-31
CHUNGHWA TELECOM CO LTD
filed 2007-04-23
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

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

9,667,845,093 Common Shares

307,398,771 American Depositary Shares

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

FISCAL YEAR ENDED DECEMBER 31, 2006

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

When we refer to our “privatization” or our being “privatized” in this annual report, we mean our status as a non-state-owned entity after the government reduced its ownership of our outstanding common shares, including our common shares owned by entities majority-owned by the government, to less than 50%. We were privatized in August 2005.

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The Company was privatized as a result of a secondary ADR offering and concurrent domestic auction of our common shares on August 12, 2005. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently.

A. Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the selected balance sheet data as of December 31, 2005 and 2006, set forth below have been prepared in accordance with US GAAP and are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and the related notes. The selected income statement and cash flow data for the years ended December 31, 2002 and 2003, and the selected balance sheet data as of December 31, 2002, 2003 and 2004 set forth below are derived from our audited consolidated financial statements not included in this annual report.

	As of or for the year ended December 31,
	2002(1)	2003(1)	2004(1)	2005(1)	2006
	(in billions, except per share and per pro forma ADS information)
	NT$	NT$	NT$	NT$	NT$	US$
Income Statement Data:
Revenues	179.4	182.5	185.2	184.7	186.3	5.7

Operating costs and expenses:
Costs of revenues(2)	56.6	58.3	58.7	68.1	62.6	1.9
Marketing(2)	20.2	20.0	19.3	23.7	20.6	0.6
General and administrative(2)	2.6	2.7	2.5	3.5	3.3	0.1
Research and development(2)	2.4	2.6	2.5	3.1	2.8	0.1
Depreciation and amortization—costs of revenues	37.9	39.2	38.4	38.8	38.4	1.2
Depreciation and amortization—operating expenses	2.4	2.4	2.3	2.4	2.3	0.1

Total operating costs and expenses	122.1	125.2	123.7	139.6	130.0	4.0
Operating income	57.3	57.3	61.5	45.1	56.3	1.7
Other income(3)	0.7	0.8	1.1	2.0	1.6	0.1
Other expenses(4)	1.1	0.5	0.4	1.1	0.5	0.0

Income before income tax and minority interest	56.9	57.6	62.2	46.0	57.4	1.8
Income tax	12.8	10.3	11.3	12.7	15.3	0.5

Income before minority interest	44.1	47.3	50.9	33.3	42.1	1.3

Minority interest	—	—	—	—	0.013	—

Net income	44.1	47.3	50.9	33.3	42.1	1.3

Net income per share(5)	4.48	4.81	5.18	3.39	4.34	0.13
Net income per pro forma equivalent ADS(6)	44.82	48.10	51.76	33.85	43.43	1.33

	As of or for the year ended December 31,
	2002(1)	2003(1)	2004(1)	2005(1)	2006
	(in billions, except per share and per pro forma ADS information)
	NT$	NT$	NT$	NT$	NT$	US$

Balance Sheet Data:
Cash and cash equivalents	7.7	13.6	29.3	41.9	70.7	2.2
Property, plant and equipment—net	338.4	329.7	311.6	293.5	277.4	8.5
Total assets(7)	428.6	429.7	438.4	395.2	398.8	12.2
Total debt	17.7	0.7	0.7	0.5	0.4	0.0
Total liabilities(7)	128.6	118.9	119.7	67.4	78.6	2.4
Minority interest	—	—	—	—	0.1	0.0
Capital stock	96.5	96.5	96.5	96.5	96.7	3.0
Total stockholders’ equity(7)	300.0	310.8	318.7	327.8	320.1	9.8

Cash Flow Data:
Net cash provided by operating activities	91.3	93.6	91.6	86.2	100.1	3.1
Net cash used in investing activities	(55.3)	(32.2)	(32.4)	(28.0)	(19.1)	(0.6)
Net cash used in financing activities	(33.0)	(55.5)	(43.4)	(45.6)	(52.2)	(1.6)

	As of or for the year ended December 31,
	2002	2003	2004	2005	2006
	(in billions, except per share and per pro forma ADS information)
	NT$	NT$	NT$	NT$	NT$		US$
Capital expenditures	43.3	32.2	22.9	22.9	27.7		0.8

Dividends:
Cash dividends declared per share	4.00	4.50	4.70	4.30	—	(8)	—	(8)
Stock dividends declared per share	—	—	—	0.20	—	(8)	—	(8)

(1)	Certain items have been reclassified in 2005 and prior years to conform to the presentation in 2006.
(2)	Excludes related depreciation and amortization which is presented separately.
(3)	Includes interest income of NT$187 million, NT$100 million, NT$224 million, NT$452 million and NT$804 million (US$25 million) for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(4)	Includes interest expense of NT$171 million, NT$43 million, NT$5 million, NT$2 million and NT$6 million (US$0.2 million) for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.
(5)	Net income per share is the same on both a basic and a diluted basis.
(6)	Each equivalent ADS represents ten of our common shares.
(7)	As of December 31, 2006, we adopted SFAS 158 “Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Benefits” and recorded the under-funded status of our defined benefit pension plan as a liability of NT$3.34 billion (US$0.1 billion) with a corresponding offset, net of taxes, to deferred income tax assets of NT$1.08 billion (US$0.03 billion) and accumulated other comprehensive income within stockholders’ equity of NT$2.26 billion (US$0.07 billion).
(8)	Dividends for 2006 are expected to be declared at our 2007 annual general shareholders’ meeting scheduled for June 2007.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.59 = US$1.00, which was the noon buying rate in the City of New York for cable transfers of New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. This translation does not mean that New

Taiwan dollars could actually be converted into U.S. dollars at that or any other rate or at all. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2001	33.91	35.13	32.23	35.00
2002	34.53	35.16	32.85	34.70
2003	34.40	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
October	33.19	33.31	33.05	33.26
November	32.81	33.16	32.49	32.35
December	32.51	32.74	32.27	32.59
2007
January	32.77	32.99	32.38	32.95
February	32.97	33.08	32.90	32.98
March	33.06	33.13	32.84	33.01
April (through April 20)	33.11	33.16	33.05	33.15

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Company and the Taiwan Telecommunications Industry

We were privatized in August 2005, so we have a limited history of operations as a non-state-owned enterprise. We may not enjoy the benefits of privatization as quickly as we anticipate or at the level that we expect.

Before we were privatized in August 2005, our business and operations were subject to extensive regulation under Republic of China laws, rules and regulations applicable to state-owned enterprises. As a result, we only have a very limited history of operations as a non-state-owned enterprise. We cannot assure you that we will be successful in achieving the benefits we expect from our privatization, such as increased management flexibility in implementing measures to improve our cost structure, efficient operations of our business and expansion into new businesses in a timely manner or at all. Factors that may cause the actual benefits we may enjoy from privatization to deviate from our expectations include:

•	adverse developments in our relations with our labor union that affect our costs, including with respect to compensation and other benefits, and efficient management of our workforce;

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

Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer.

As a telecommunications service provider in Taiwan, we are subject to extensive regulation. Any changes in the regulatory environment applicable to us may adversely affect our business, financial condition and results of operations.

Prior to March 1, 2006, we were under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications. On March 1, 2006, the National Communications Commission was formed in accordance with the National Communications Commission Organization Law, or Organization Law, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the National Communications Commission.

The National Communications Commission is currently comprised of nine commissioners who have been recommended by the government and opposition political parties in the Legislative Yuan, as well as recommended by the Executive Yuan and approved by the Legislative Yuan. However, the Executive Yuan considered the composition of the National Communications Commission unconstitutional and petitioned the Grand Justices of the Republic of China, or the Grand Justices, to interpret the constitutionality of the formation of the National Communications Commission and the procedure for nominating commissioners to serve on the National Communications Commission. On July 21, 2006, the Grand Justices rendered an interpretation and held that the relevant provisions under the Organization Law as to the nomination procedures for the commissioners of the National Communications Commission were unconstitutional. However, the Grand Justices granted a grace period allowing such provisions of the Organization Law to remain in effect until December 31, 2008. Consequently, the National Communications Commission will have the authority at least until the end of 2008. As of the date of this annual report, the Ministry of Transportation and Communications is responsible for determining the policies for the telecommunications industry while the National Communications Commission is responsible for supervising the telecommunications industry and maintaining fair competition. Any changes in the regulatory environment applicable to us may adversely affect our business, financial condition and results of operations.

We have been designated by the government as a dominant provider of fixed line and cellular services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the National Communications Commission. For example, the regulation governing setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, then our competitiveness, market position and profitability will be materially and adversely affected. We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized, the Legislative Yuan has not yet abolished the Statute of Chunghwa Telecom Co., Ltd., and at this time, the Statute of Chunghwa Telecom Co., Ltd. is still applicable to us. Under the Statute of Chunghwa Telecom Co., Ltd., the Ministry of Transportation and Communications has the authority to regulate aspects of our business. Any such regulation could be burdensome or conflict with regulations of the National Communications Commission or may otherwise adversely affect our business, financial condition and results of operations.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff policies and rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the

Telecommunications Act, we are constrained in our ability to raise tariffs. Furthermore, the National Communications Commission adopted a price reduction plan on December 12, 2006 and is considering a number of changes to the tariff structures relating to our local telephone, cellular and leased line services. See “Item 5 Operating and Financial Review and Prospects—Overview—Tariff Adjustments”.

In addition, we operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, in April 2007, the National Communications Commission began to accept license applications according to the Regulation Governing the Worldwide Interoperability for Microwave Access, or WiMAX, and announced that it planned to issue six WiMAX licenses. WiMAX is a standards-based technology providing high-speed mobile data and telecommunications services and enabling wireless delivery of last mile broadband access as an alternative to cable and digital subscriber line. We may be unable to obtain a WiMAX license that we may need to provide the next generation telecommunication services.

Increasing competition resulting from the ongoing liberalization of the Taiwan telecommunications industry or from alternative means of communication may materially and adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

We have faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, multiple licenses to operate fixed line, cellular, paging and other services have been issued by the Republic of China government since 1996. Furthermore, three additional operators began providing fixed line services in June 2001, and licenses were granted to four undersea cable operators to engage in the undersea cable leased-circuit business in August 2001. In addition, the government awarded third generation, or 3G, cellular services concessions to five companies in February 2002, including two new cellular operators. Since early 2004, the government has also issued four mobile virtual network operator licenses that allow operators without a spectrum allocation to provide cellular services by leasing the network capacity and facilities from a licensed cellular service provider.

We also face increased competition from local loop unbundling. We first entered into agreements regarding local loop unbundling of voice with New Century InfoComm Tech. Co., Ltd., or Sparq, in March 2004, and with Taiwan Fixed Network and Asia Pacific Broadband Telecom in May 2004. We subsequently entered into an agreement for full local loop unbundling of both voice and data with Sparq in July 2005. In January 2007, the National Communications Commission requested each dominant integrated services operator, including us, to reserve fifteen percent of its local loop for leasing to other service operators unless the then remaining available local loop of the operator not leased out is less than fifteen percent, in which case the operator should reserve such remaining loop. In addition, the National Communications Commission had defined the local loop as facilities “at the bottleneck of telecommunications networks” in accordance with the Regulations Governing Fixed Network Telecommunications Businesses The National Communications Commission further amended the Administrative Rules for Network Interconnection Between Telecommunication Service Providers in April 2007 which provides that we can only charge other local telephone service providers at cost for local loop services instead of on the basis of commercial negotiations.

Many of our competitors are in alliances with leading international telecommunications service providers and have access to financial and other resources or technologies that may not be available to us. Moreover, as the government continues to liberalize the telecommunications market, such as through the issuance of new licenses or establishment of additional networks, our market position and competitiveness could be materially and adversely affected.

In addition, the focus of competition among cellular service providers in Taiwan has been shifting, as companies that traditionally offered second generation services, such as us, began offering 3G services, and as new 3G service providers started to enter the market. As a result, we expect competition in 3G services to continue to intensify. We may also be subject to competition from providers of new telecommunications services as a result of technological development and the convergence of various telecommunications services. In particular, as a result of technological innovations and other factors, we have been facing competition from alternative means of communication, including voice over internet protocol, or VoIP, high-speed cable internet service, cable telephony, e-mail and wireless services. Providers of these products and services include cable television companies, direct broadcast satellite companies and digital subscriber line, or DSL, resellers.

Increasing competition may also cause the rate of our customer growth to reverse or decline, bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could materially and adversely affect our business growth and profitability, as well as our financial condition and results of operations.

If we fail to maintain a good relationship with our labor union, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

As of the date of this annual report, almost all of our employees were members of our principal labor union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. In particular, our labor union initiated a demonstration in August 2000 to express concerns over job security after our privatization. Furthermore, following our failure to sign the collective agreement proposed by the labor union, the union resolved on December 5, 2004 to hold strikes anytime before our privatization. In response to our proposed privatization, the labor union held a strike on May 17, 2005. The labor union also strongly opposed our privatization and has threatened to launch a nationwide strike or take other forms of action to hinder our privatization. In addition, one of our directors has been designated by the Republic of China government as a labor union representative on our board. Any deterioration of our relationship with our labor union could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation. The latest collective bargaining agreement, which was entered into between us and our labor union on January 6, 2006 and commenced in effect from March 3, 2006, will result in us having to incur higher costs in connection with the implementation of certain incentive programs, including employee skill development programs, as well as employee child education funds, company subsidized share purchases by employees, and discretionary, performance-based cash bonuses. We cannot accurately quantify the increase in costs at this time, but we expect that it may be material.

Changes in technology may render our current technologies obsolete or require us to obtain licenses for introducing new services or make substantial capital investments, financing for which may not be available to us on favorable commercial terms.

The Taiwan telecommunications industry has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. Developments of new technologies have rendered some less advanced technologies unpopular or obsolete. For example, demand for our paging services has declined significantly since the introduction of GSM services, improvements in other technologies and changes in the market. As a result, we recognized an impairment charge of NT$343 million (US$10.5 million) relating to our paging business in 2005. If we fail to develop, or to obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, we may lose our customers and market share and become less profitable. For example, we began offering multimedia on demand, or MOD, services in March 2004. Although we were not, and are not, in compliance with some applicable ownership restrictions under the Cable Radio and Television Law of the Republic of China, or the Cable Radio and Television Law, we were nevertheless granted a permit as a fixed line operator to offer cable television services by the Government Information Office, the regulatory authority previously governing the cable television industry. In January 2007, the National Communications Commission, after reviewing our improvement in opening of platform of the MOD service, held that we had complied with the request in its order and therefore we would not be considered a cable, radio or television system operator under the Cable Radio and Television Law with respect to this business. Consequently, we are not currently subject to such ownership restrictions. However, the National Communications Commission did announce that it would further amend the Regulation Governing Fixed Line Services in order to regulate the MOD service provided by fixed line operators and would then ask us to submit our operation rules, tariff and service agreement for MOD services for its review. We cannot predict the outcome of this review and cannot assure you that further amendments would not subject us to ownership restrictions or other limitations on our MOD business. Moreover, our plans to introduce VoIP telephone services have also been delayed because we have not received requisite approvals from the applicable regulatory authority.

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order for us to effectively respond to technological changes, such as the continued expansion of our 3G cellular mobile network. We will also need to make additional capital expenditures relating to the launch of new businesses, including MOD, ADSL services, fiber-to-the-building services WiMAX and VoIP services, and the implementation of a network modernization program, including the planned migration of our fixed line networks to internet protocol next generation networks. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the Taiwan and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. The failure to obtain funding for our capital expenditures on commercially acceptable terms and on a timely basis, or at all, could jeopardize our expansion plans and materially and adversely affect our business, financial condition, results of operations and prospects.

We may not realize the benefits we expect from our investments, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2006, we had capital expenditures in relation to our network infrastructure and information technology systems of NT$27.7 billion. Of this amount, we had capital expenditures of NT$5.4 billion in our fixed line services, NT$9.4 billion in our cellular services, NT$12.5 billion in our internet and data services and NT$0.4 billion in other areas. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing our expected return from our investments.

We cannot assure you that services enabled by new technologies we implement, such as 3G cellular technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. For example, Chunghwa Investment Co., Ltd, a company in which we hold a 49% interest and which we account for using the equity method, suffered losses in 2004. As a result, the carrying value of

Chunghwa Investment in our consolidated financial statements was reduced from NT$987 million in 2003 to NT$930 million in 2004. These losses were partially attributable to the write-off of certain short-term investments in the amount of NT$80 million that were not authorized by Chunghwa Investment, but were made by the then chairman of Chunghwa Investment, Mr. Jing-Biao Hu, who was removed from office on December 31, 2004. In addition, another of our investments, the Taipei Financial Center Corporation, in which we hold a 12% interest and which we account for using the cost method, commenced commercial operations after completing construction of Taipei 101, which it owns and which is the tallest building in Taiwan. In 2005, we recognized a loss of NT$740 million in relation to this investment due to lower than expected leasing rates for office and retail space in Taipei 101. We cannot assure you that any unprofitable equity investments will not have a material adverse effect on our financial condition or results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Our services are currently carried through our fixed line and cellular telecommunications networks, as well as through our transmission networks comprised of optical fiber cable, microwave, submarine cable and satellite transmission links. Our networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. For example, on December 26, 2006, a 6.9 magnitude earthquake in the southern seas of Taiwan caused significant damage to the undersea cable networks that connect Taiwan to the United States, Japan, Hong Kong, China and other countries in South East Asia. The earthquake resulted in major outages in telephone and internet services throughout the region. It took one week to restore 90% of the capacity and repairs were not completed until February 2, 2007, when all four affected undersea cables finally returned to normal operations. As a result of the December 2006 earthquake, we suffered repair costs of approximately NT$10 million. Taiwan is susceptible to earthquakes and typhoons, however, we do not carry any insurance to cover damages caused by earthquakes, typhoons or other natural disasters, or to cover any resulting business interruption. Any failure of our networks, servers, or any link in the delivery chain that results in an interruption in our operations or an interruption in the provision of any of our services, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage our ability to attract and retain subscribers and materially and adversely affect our business, financial condition, results of operations and prospects.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are pursuing a number of new growth opportunities in the broader telecommunications industry, including wireless data services, MOD services and VoIP, WiMAX. These opportunities involve new services for which there are no proven markets. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies, such as 3G cellular telecommunications technologies, may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our wireless data services is substantially dependent on the availability of wireless data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our wireless data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, then our revenue growth and profitability, as well as our financial condition and results of operations, will be materially and adversely affected.

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

As of April 17, 2007, the Republic of China government, through the Ministry of Transportation and Communications, owned approximately 35.41% of our outstanding common shares. Accordingly, the government, through its control over our board, may continue to have the ability to control our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual operation and projects budget;

•	the composition of our senior management;

•	the timing and distribution of dividends;
•	the election of a majority of our directors and supervisors; and

•	our business activities and direction.

In addition, pursuant to the Republic of China Telecommunications Act, or the Telecommunications Act, and our articles of incorporation, our board of directors approved the issuance of two preferred shares on March 28, 2006 to the Ministry of Transportation and Communications. As the holder of these preferred shares, the Ministry & Transportation and Communications has the right to veto any change in our name or our business and any transfer of the whole or the main part of our business or property and to act as a director and supervisor on the basis of its preferred shareholding. Under our articles of incorporation, these preferred shares are non-transferable and will be redeemed by us three years after the record date of their issuance at their par value.

The value of your investment may be reduced by future sales of our ADSs or common shares by us, by the Republic of China government or by other shareholders.

The government may continue to sell our common shares. Sales of substantial amounts of ADSs or common shares by the government or any other shareholder in the public market, or the perception that future sales may occur, could depress the prevailing market price of our ADSs and common shares.

We may be sanctioned or lose our licenses for violations of limits on foreign ownership of our common shares, and these limits may materially and adversely affect our ability to obtain financing.

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the National Communications Commission, on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the Organization Law. However, it is unclear whether the National Communications Commission (instead of the Ministry of Transportation and Communications) has the authority to prescribe the limits of foreign ownership of our common shares. On July 19, 2006, the Ministry of Transportation and Communications increased our foreign ownership limitation from 40% to 49% pursuant to the Telecommunications Act. Since our foreign ownership is now above 40%, we could be deemed in violation of the foreign ownership limitations if it is determined that the Ministry of Transportation and Communications did not have authority to increase our foreign ownership limit to 49% as it purported to do on July 19, 2006. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the National Communications Commission will exercise its authority over us, and the National Communications Commission could decline to raise, or determine to reduce, this foreign ownership limitation.

In addition, the Cable Radio and Television Law, under which we operate our MOD business, provides that direct foreign ownership in a cable operator may not exceed 20%, and that the combined direct and indirect foreign ownership in a cable operator may not exceed 60%. We were granted a license under this law, even though we were not, and are not, in compliance with this and other ownership restrictions. However, the National Communications Commission, which has been responsible for administering regulations in this area since March 1, 2006, issued an order on August 23, 2006 requesting us to open our MOD services platform to non-Chunghwa Telecom HiNet subscribers and other service operators and content providers by December 31, 2006. In January 2007, the National Communications Commission, after reviewing the opening in our platform for MOD service, held that we had complied with the request in its order and therefore we would not be considered a cable, radio or television system operator under the Cable Radio and Television Law with respect to this business. Consequently, we are not subject to such ownership restrictions. However, the National Communications Commission did announce that it would further amend the Regulation Governing Fixed Line Services in order to regulate the MOD service provided by fixed line operators and would then ask us to submit our operation rules, tariff and service agreement for MOD services for its review. We cannot predict the outcome of such review and we cannot assure you that further amendment would not subject us to ownership restrictions or other limitations on our MOD business.

Since it is unclear whether the National Communications Commission or the Ministry of Transportation and Communications has the authority to exercise power with respect to raising our foreign ownership limitations, we cannot assure you that we are not in violation of the limits on our foreign ownership under the Telecommunications Act. If we are deemed to be in violation of our foreign ownership limitations, any consequences arising from such violation may materially and adversely affect us. Moreover, since we are unable to control ownership of our common shares or ADSs representing our common shares, and because we have no ability to stop transfers among shareholders, or force particular shareholders to sell their shares, we may be subject to monetary fine or lose our licenses through no fault of our own. In that event, our business could be disrupted, our reputation could be damaged and the market price of our ADSs and common shares could decline. These limitations may also materially and adversely affect our ability to obtain adequate financing to fund our future capital requirements or to obtain strategic partners, and alternate forms of financing may not be available on terms favorable to us or at all.

Actual or perceived health risks related to cellular handsets and base stations could lead to decreased cellular telephone usage and difficulties in increasing network coverage and could expose us to potential liability.

According to some published reports, the electromagnetic signals from cellular handsets and cellular base stations may pose health risks or interfere with the operation of electronic equipment. Although the findings of those reports are disputed, actual or perceived risks of using cellular telecommunications devices or of base stations could have a material adverse effect on cellular service providers, including us. For example, our customer base could be reduced, our customers may reduce their usage of our cellular services, we could encounter difficulties in obtaining sites for additional cellular base stations required to expand our network coverage or we may be requested to reduce the number of existing cellular base stations. As a result, our cellular business may generate less revenue and our financial condition and results of operations may be materially and adversely affected. In addition, we could be exposed to potential liability for any health problems caused by cellular handsets and base stations.

The market value of your investment may fluctuate due to financial results released in the Republic of China that are prepared on a basis that is different from generally accepted accounting principles in the United States.

Our ongoing financial reporting with the SEC is currently under US GAAP. Beginning in 2008, we plan to prepare our financial reporting with the SEC under generally accepted accounting principles in the Republic of

China, or ROC GAAP, with reconciliation to US GAAP in accordance with the requirements of the SEC. Our reported financial condition and results of operations under US GAAP may differ significantly from ROC GAAP. The price of our common shares trading on the Taiwan Stock Exchange may be based on, among other things, our consolidated financial statements prepared for ongoing reporting purposes in the Republic of China, and this in turn may affect the market price of our ADSs.

We are subject to litigation that could expose us to substantial liabilities.

We are from time to time involved in litigation, arbitration or administrative proceedings in the ordinary course of our business. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.” We cannot predict the outcome of these proceedings, and we cannot assure you that if a judgment is rendered against us in any or all of these proceedings, our financial condition and results of operations would not be materially and adversely affected.

Investor confidence in us may be adversely impacted if we or our independent registered public accountants are unable to attest to the effectiveness of our internal control over financial reporting.

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, each company’s independent registered public accountants must attest to and report on the design and operating effectiveness of and management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements first applied to us in connection with our annual report on Form 20-F for the fiscal year ending on December 31, 2006.

While the management report included in this annual report concluded that our internal control over financial reporting was effective, we cannot assure you that our management will be able to conclude that our internal control over financial reporting is effective in future years. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still conclude that our internal control is not effective due to any inability to fully remedy the material weaknesses already reported to our audit committee by our independent registered public accounting firm or additional material weaknesses that may be identified during the Section 404 audit process or other reasons. If in future years we fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our consolidated financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in our efforts to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our investments in real estate projects may not be profitable and will subject us to additional risks not related to our core businesses.

We have recently begun investing in real estate revitalization projects as part of our efforts to make more productive use of certain undeveloped or underdeveloped properties that we own. Our revitalization projects include the development of high-tech residences, commercial offices and resorts. As of the date of this annual report, we have six such projects underway relating to properties in and around Taipei and other parts of Taiwan. We have no prior experience operating real estate development projects and cannot assure you that our investments will achieve their expected results. Operating or investing in real estate projects involves numerous risks for which we may not be adequately protected. Many of these risks are also beyond our control. For example, our projects may be delayed or never completed due to the failure of other parties with which we have contracted to fulfill their contractual obligations or because of unexpected problems that arise during the planning or construction phases of the projects. Any significant delay or any failure to complete our projects might result in our projects not achieving their expected return and could subject us to a loss on our investment. In addition, changes in the regulatory or economic environment relating to real estate, such as changes in interest rates affecting the financing of our projects, increases in the applicable property tax rates relating to our properties and decreases in demand for residential, commercial or resort properties, could adversely affect the value of our properties and/or reduce or eliminate the profitability of our projects. If our revitalization projects do not achieve their expected results or subject us to a significant financial loss, this could have a adverse effect on our financial condition and results of operations.

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

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the tense relationship between the Republic of China and the People’s Republic of China, that could negatively affect the value of your investment.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. For example, in 2006 a mass movement formed calling for the resignation of the president of Taiwan over a series of alleged corruption scandals and staged dramatic protests. In addition, Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established during recent years between the Republic of China and the PRC, relations have often been strained. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Furthermore, the PRC government passed an Anti-Secession Law in March 2005, which authorizes non-peaceful means and other necessary measures should Taiwan move to gain independence from the PRC. In February 2006, the president of Taiwan ceased activities of the country’s National Unification Council, a committee established to assist Taiwan in its efforts to reunite with the PRC. Such cessation is commonly viewed as having a detrimental effect on relations between the two countries. Past developments in relations between the Republic of China and the PRC have on occasion depressed the market prices of the securities of companies in the Republic of China. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities.

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

Our corporate affairs are governed by our articles of incorporation, the Telecommunications Act, and by the laws governing corporations incorporated in the Republic of China. In addition, our corporate affairs may remain governed by the Statute of Chunghwa Telecom Co., Ltd. See “—Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer.” The rights of shareholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major shareholders of Taiwan companies do not owe fiduciary duties to minority shareholders. As a result, holders of our common shares and ADSs may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public shareholders of a United States corporation.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Taiwan securities market.

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.20 in February 2000 and subsequently fell to a low of 3,446.26 in October 2001. During 2006, the Taiwan Stock Exchange Index peaked at 7,823.72 on December 29, 2006, and reached a low of 6,257.80 on July 17, 2006. On April 20, 2007, the Taiwan Stock Exchange Index closed at 7,942.67. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The ability to deposit shares into our ADS program is restricted by Republic of China law, under which no person or entity, including you and us, may deposit our common shares into our ADS program unless the

Securities and Futures Bureau has not objected within a prescribed period following the filing with it of an application to do so, except for the deposit of the common shares into our ADS program and for the issuance of additional ADSs in connection with:

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

Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the Republic of China. Under the current laws of the Republic of China, an ADS holder or the depositary, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares represented by ADSs.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payments for rights offerings. The depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of the Republic of China (Taiwan) will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

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

In addition, under the current laws of the Republic of China, you will be required to be registered as a foreign investor with the Taiwan Stock Exchange for making investments in the Republic of China securities market prior to your withdrawal and holding of common shares represented by the ADSs. You will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise shareholders’ rights and perform other functions as holders of ADSs may designate. You must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without the relevant registration and appointment of the local agent and custodian and the opening of a securities trading account and bank account, you will not be able to hold, subsequently sell or otherwise transfer our common shares withdrawn from the ADSs facilities on the Taiwan Stock Exchange.

Our actual financial results may differ materially from our announced full year guidance.

Each year, we announce guidance for the current fiscal year prepared in accordance with ROC GAAP and the requirements of the Taiwan Stock Exchange. These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described in this annual report. These projections are not prepared with a view towards compliance with published guidelines of the SEC, the U.S. Public Company Accounting Oversight Board or generally accepted accounting principles and, accordingly, you should not rely on this information. In particular, projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. Our common shares have been listed on the Taiwan Stock Exchange under the number “2412” since October 27, 2000 and our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China, and our telephone number is (886) 2-2344-5488. Our website address is http://www.cht.com.tw. The information on our website does not form a part of this annual report.

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

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. As an integrated telecommunications service provider, our principal services include:

•	fixed line services, including local, domestic long distance and international long distance telephone services;

•	cellular services; and

•	Internet and data services, including HiNet, our internet service provider, FTTB services, ADSL services and leased line services.

As our traditional fixed line business has matured and new technologies have become available, we have pursued new growth opportunities in the cellular and internet and data services markets. We are focusing on enhancing our leading position in each of our principal lines of business, and expanding into new lines of business such as third generation, or 3G, cellular services. We enjoy leading positions across a number of areas:

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

In 2006, our revenues were NT$186.3 billion (US$5.7 billion), our net income was NT$42.1 billion (US$1.3 billion) and our net income per share was NT$4.34 (US$0.13).

In 2006, we incurred capital expenditures totaling NT$27.7 billion (US$0.8 billion), of which 64.7% was related to wireline equipment, 34.0% was related to cellular equipment and 1.3% was related to other items. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Competitive Strengths

We believe that we are well positioned to take advantage of growth opportunities in the telecommunications market in Taiwan as new technologies evolve. In particular, we have maintained our leading market share in cellular and internet and data services since the opening of the Taiwan telecommunications market to competition in June 2001. Furthermore, we have enjoyed greater flexibility in making purchasing and other business decisions after we were privatized in August 2005. In addition, our responsiveness to market conditions has been enhanced by the shortening in May 2002 of the approval period for primary tariff adjustments and promotional packages from 40 to 14 days.

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

•

our capital resources and technology, which we believe we can build on to expand our leading position in the growing cellular and internet and data services markets, including through our continued construction of a 3G cellular network, fiber in the loop broadband access services, our IP-based MOD services and our rollout of VoIP services.

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

Broad network coverage. The breadth of our network and our ownership of the so called “last mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provide us with access to existing and potential customers and creates a platform for expanding our services. As of December 31, 2006, substantially all of our installed telephone lines are capable of delivering ADSL services. In addition, our cellular services network provides nationwide coverage. Our large cellular spectrum allocation together with our network of 8,597 base stations position us well for the continued expansion of our cellular services in Taiwan.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom” and “HiNet” have a reputation for quality, reliability and technology. In particular, we are the leading internet service provider in Taiwan through HiNet. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 24 operations offices, 322 service centers, 121 exclusive services stores and six integrated call centers. We also offer comprehensive and high-quality point of sale and after sale services, and we provide web-based customer services. Moreover, our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In the Reader’s Digest Super Brands Award 2005, we stood out and won Platinum Award of Telecom Company in Taiwan. We were also awarded “Best Managed Company” and “Best Commitment to Strong Dividends” in Taiwan by Finance Asia in 2006. In January 2007, the Standard & Poor’s Ratings Services raised our long-term foreign currency credit rating to AA from AA- and removed us from CreditWatch, where it was placed with positive implications.

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

Established position in growing markets. Revenues from our cellular and internet and data services have increased from 55.8% of revenues in 2003 to 64.1% in 2006. We expect our cellular and internet and data services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement as well as the marketing of our products and services.

Strong capital structure. We believe we have greater financial resources than other telecommunications operators in Taiwan. In particular, our relatively low debt-to-equity capital structure, together with our high levels of cash and operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in broadband internet protocol networks, fiber-optic networks, and 3G cellular communications networks and services. We also have begun making investments in or acquiring other companies which provide complementary telecommunications and internet-related services to further expand our business and offer new products and services.

Advanced network technology. Since 2003, we have developed and upgraded our existing infrastructure for both mobile and fixed line networks. We developed a high-speed internet protocol backbone network and expanded the coverage of our ADSL network. In 2007, we launched a long-term next generation network construction project that will upgrade the local fixed line networks to high-speed packet-based digital networks with fiber in the loop. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. We employ over 1,187 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2006, our research and development expenses, excluding depreciation and amortization, accounted for 1.5% of our revenues. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

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

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

Our core strengths are the management of telecommunication networks and the provision of services over these networks. We currently operate several networks linked by a core backbone infrastructure consisting of public switched telephone, cellular, ADSL and internet protocol networks. Our strategy for each network differs depending on the market dynamics and future growth prospects of services delivered over these networks. In general, we endeavor to maintain our strong market position in each of our business lines and seek to expand the scope of our business beyond network services by offering value-added services to generate growth and new opportunities.

Fixed line: Our strategy is to maintain our position as the market leader in fixed line communications. In December 2006, we launched value-added services for the local telephone market, such as personal ring back tone. We also seek to enhance customer loyalty by promoting virtual private network and information communication systems integration services targeted at our corporate customers. In January 2007, we launched a long-term project to create our next generation network that will upgrade the local fixed line networks to high-speed packed-based digital networks with fiber in the loop. We expect our entire fixed line network to be eventually based on a fully integrated IP telephony system. We also plan to launch phone-to-phone voice VoIP after the National Communications Commission authorizes the 070 prefix for our phone-to-phone VoIP service.

Cellular: Our strategy for our existing 2G cellular services, which uses the GSM standard, is to continue to expand service offerings that take advantage of our strong customer base and extensive network coverage. In particular, we will focus on increasing our average revenue per subscriber by expanding our post-paid subscriber base and promoting increased use of wireless value-added services, such as our “emome” mobile internet service, Java games, ring back tone services and video streaming. Furthermore, we launched our 3G cellular service based on a wideband code division multiple access, or WCDMA, technology on July 26, 2005 and launched 3.5G services on September 12, 2006. Our strategy with respect to our 3G cellular service includes the following initiatives:

•

taking advantage of our ability to provide services using either the GSM or WCDMA standards and offer seamless service to customers with dual mode handsets, which enable our customers to enjoy the benefits of network coverage while retaining their GSM cellular phone number. In order to meet the demand from our customers for high-speed wireless data access, we adopted high-speed downlink packet access technology and continued developing third-generation cellular technology;

•

encouraging our high-end customers, who are more likely to demand wireless internet services with higher data speed access capabilities, to use our 3G and 3.5G services by offering attractive service packages;

•	converging fixed line and cellular services to provide customers with access to personalized information through personal computers, personal digital assistants or cellular handsets; and

•	taking advantage of our superior brand and network quality to attract our competitors’ subscribers.

•	expanding our High-Speed Downlink Packet Access, or HSDPA, coverage to attract more 3.5G mobile internet users.

Internet and data: Our strategy for internet and data services is to continue to build on the success of our HiNet internet services and ADSL access services. We seek to complement the government’s plan to grow Taiwan’s broadband subscriber base to 6 million subscribers by the end of 2007. We are the leading provider of broadband internet access in Taiwan, with a significant market share as of December 31, 2006. We have successfully migrated many of our customers from low-speed to higher-speed internet access services. Approximately 62.5% of our broadband customers subscribe for downlink speeds of over 2 megabits per second, and the average downlink speed of our internet subscribers, defined as the total downlink speed subscribed divided by the total number of subscribers, increased from 0.6 Mbps as of December 31, 2002 to 2.56 Mbps as of December 31, 2006. We are developing new media to provide both higher-speed access as well as attractive content to our customers. We are continuing our build-out of fiber-to-the-building infrastructure, and continually enhancing our internet value-added services, such as online gaming, internet music, internet banking and internet protocol video services, including multimedia on demand, or MOD, and hiChannel. We will launch VoIP services, after the National Communications Commission authorizes the 070 prefix for our phone-to-phone VoIP service.

Bundled services: We believe bundled services are effective in encouraging usage and enhancing customer loyalty. We intend to increase our offerings for bundled services. In particular, we believe we are uniquely positioned to provide our customers with fully integrated solutions across fixed line, cellular and internet platforms. Our “Friends and Family” service, which offers customers preferential rates, has attracted over 1.86 million mobile phone subscribers. In addition, we provide a wide range of bundled services customized to meet the needs of our corporate customers, such as integrated network management services, secure internet services and 3G mobile office.

Emphasize quality of service and customer satisfaction

Quality of service is critical in attracting and retaining customers and enhancing our long-term profitability. In order to continually enhance and improve the quality of our services, we have, in addition to the quality assurance function of our regular operating units, established a number of dedicated task forces to monitor our network performance. Our senior management sets our quality evaluation criteria and regularly reviews the quality of our performance.

In order to ensure that our quality of service will translate into strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium enterprises and on January 2007 established our Enterprise Business Group. Our Enterprise Business Group is staffed by approximately 1,200 professionals and offers packaged and customized services, customer-oriented solutions and integrated information and communications services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123.” We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an Interactive Voice Response, or IVR, system. We also offer consolidated billing for our customers who use multiple services. We began to provide an e-bill service option to our customers in August 2005. Moreover, we have put in place processes to enhance bill collection and improve the quality of our billing services. To improve the quality of our customer services, we implemented a customer relationship management system, which encompass, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

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

Capital expenditures. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We have commenced a project for gradually upgrading our entire public switched telephone network to a next-generation network. Next-generation internet protocol switches will have substantially more capacity and greater upgrade flexibility, and should result in savings from a reduced number of switching centers, and related property, materials and personnel costs. We have also devoted resources toward the expansion of our 3G cellular network and the continuing build-out of our fiber in the loop infrastructure.

Personnel costs. We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered a number of voluntary retirement programs between July 1, 2003 and April 30, 2006 which resulted in reductions of 3,712 employees. On the other hand, we also hired more than 593 new employees after privatization. In 2006, we further aligned our organizational structure by integrating various operating units and departments. We will also continue to reallocate our personnel from traditional fixed line services to our growing businesses and to our marketing and customer services departments, as well as exploring outsourcing opportunities where we deem appropriate. In 2007, we also plan to offer another preferential voluntary retirement plan for our employees.

Expand our business through alliances, acquisitions and investments

We plan to expand our business in high growth areas, such as interactive multimedia broadband services, content delivery services and value-added services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large subscriber base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers and customer premises equipment providers to diversify our business operations and enhance our service offerings. As of the date of this annual report, we have collaborated with more than 500 information content providers, more than 60 customer premises equipment providers, more than 6 internet service providers. We have signed cooperation memorandums with Microsoft and Intel to develop digital home services.

Acquisitions. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. During 2006, we acquired a 70% equity interest in Chief Telecom, a Type II operator and wholesaler of VoIP international voice traffic. This acquisition will complement our current telecommunications offerings by expanding our capacity. In order to facilitate any future overseas acquisitions, we have established New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. in March 2006, which are wholly owned holding companies incorporated in the British Virgin Islands that operate as investment companies.

Investments. After the privatization, we have focused our investment strategy on the development of new business and the increase of our operation efficiency. We formed Chunghwa International Yellow Pages Corporation and invested a 30% stake in a content provider, Spring House Entertainment Inc. to help develop the content industry in Taiwan. In January 2007, we became a 31.3% shareholder of a mobile distributor, Senao International, by way of a public tender offer. Senao International is our largest cellular phone distributor with a significant market share of the total market in Taiwan. We expect that our investment in Senao will increase our competitiveness in the cellular business, and we expect to take a larger share of the cellular phone distribution market.

Going forward, we may consider making other equity investments and acquisitions that we believe are complementary to our business and other strategic goals. Our future investment will be aimed at expanding our business scale, making better use of our research and development resources and increasing our revenues through investing in online value-added services and digital content provision, technology development, distribution channels and wireless communication. We expect to expand the scope of our international investments from regional to global and plan on focusing on emerging markets and other high-growth enterprises while carefully evaluating the risks involved.

Maintain focus on maximizing shareholder value

We are committed to maximizing shareholder value and intend to maintain our high dividend payout policy. We have historically maintained a conservative capital structure and we were in a net cash position as of March 31, 2007. Following our privatization, we have more flexibility to implement capital management initiatives, including possible repurchases of our outstanding common shares and increases in our leverage through debt financing. We bought back 192,000,000 shares between February 10, 2006 and April 9, 2006 and cancelled those shares on June 30, 2006.

B. Business Overview

Our Principal Lines of Business

The following table sets forth our revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2004		2005		2006
	(in billions, except percentages)
	NT$		NT$		NT$
Fixed line:
Local	44.9	24.3%	40.7	22.1%	39.0	20.9%
Domestic long distance	12.0	6.4	11.0	5.9	9.9	5.3
International long distance	15.2	8.2	14.6	7.9	14.0	7.6

Total fixed line	72.1	38.9	66.3	35.9	62.9	33.8

Cellular	70.3	38.0	73.0	39.5	73.0	39.2
Internet and data:
Internet	29.5	15.9	32.1	17.3	35.5	19.1
Data	9.8	5.3	10.1	5.5	10.8	5.8

Total Internet and data	39.3	21.2	42.2	22.8	46.3	24.9

Other	3.5	1.9	3.2	1.8	4.1	2.1

Total revenues	185.2	100.0%	184.7	100.0%	186.3	100.0%

Fixed Line

The provision of fixed line services is one of our principal business activities. We are the largest provider of local, domestic long distance and international long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other cellular and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from fixed line services were NT$72.1 billion, or approximately 38.9% of our revenues, in 2004, NT$66.3 billion, or approximately 35.9% of our revenues, in 2005, and NT$62.9 billion, or approximately 33.8% of our revenues, in 2006. Owing primarily to the expansion of our broadband and cellular services, we expect that revenues from our fixed line business will continue to decline as a percentage of our total revenues.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in billions)
	NT$	NT$	NT$
Local telephone revenues:
Usage	16.3	14.6	13.3
Subscription	18.0	18.2	18.2
Interconnection	3.1	3.0	2.9
Pay telephone	0.4	0.2	0.1
Other	7.1	4.7	4.5

Total	44.9	40.7	39.0

We provide local telephone services to over 13.2 million subscribers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised approximately 24.3%, 22.1% and 20.9% of our revenues in 2004, 2005 and 2006, respectively. Approximately 75.2% of our local telephone subscribers as of December 31, 2006 were residential customers, accounting for approximately 60.5% of our local telephone revenues in 2006. We are currently the leader of the local telephone service market, with an average market share of approximately 97.9%, 97.4% and 97.4% in 2004, 2005 and 2006, respectively.

The following table sets forth information with respect to our local telephone subscribers and penetration rates as of the dates indicated.

	As of December 31,
	2004	2005	2006
	(in thousands, except percentages and per household data)
Taiwan population(1)	22,689	22,770	22,877
Fixed line subscribers:
Residential	9,950	9,942	9,822
Business	3,292	3,319	3,300

Total	13,242	13,261	13,122

Growth rate (compared to the same period in the prior year)	0.8%	0.1%	(1.0)%
Penetration rate (as a percentage of the population)	58.4%	58.2%	57.4%
Lines in service per household	1.39	1.36	1.33

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local subscriber lines has historically been driven by population growth. In each of 2004 and 2005, fixed line subscriber growth slowed compared to prior periods, primarily due to market saturation and competition. In 2006, the number of fixed line subscribers decreased by 1% compared to 2005, primarily due to an increase in the number of cancellations of fixed line service.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in millions, except percentages)
Minutes from local calls(1)(2)	24,548	21,116	18,575
Growth rate (compared to the same period in the prior year)	(15.7)%	(14.0)%	(12.0)%

(1)	Includes minutes from local calls made on pay telephones.
(2)	Calls to our HiNet service, which are recorded as part of our internet and data services, are not included in our local call minutes or revenues.

Minutes from local calls have declined as non-HiNet narrowband subscribers migrate to broadband internet services, which do not require dial-up telephone access. This decline was also due to traffic migration to broadband and cellular services. As a result of our promotion in 2005 and 2006 of lower speed ADSL services, we have experienced that some non-HiNet dial-up customers migrated to ADSL service, which has also contributed to a continued decline of minutes from local calls. However, we believe the rate of migration of traffic from fixed line services to broadband and cellular services is slowing.

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

The following table sets forth information with respect to the average local usage charge per minute for the periods indicated.

	Year ended December 31,
	2004		2005		2006
Average local telephone usage fee (per minute)	NT$	0.68	NT$	0.70	NT$	0.72
Growth rate (compared to the same period in the prior year)		4.6%		2.9%		2.9%

Average per minute usage charges increased from NT$0.68 per minute in 2004 to NT$0.7 per minute in 2005 and NT$0.72 per minute in 2006. The increases were primarily due to a decline in demand for our discounted internet tariff packages as a result of a migration of non-HiNet dial-up subscribers to our ADSL services.

Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and enhance revenues. In particular, our value-added services are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the value-added services. These services include call waiting, caller identification, call forwarding, three-party calls, ring back tone and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Revenues from domestic long distance telephone services comprised approximately 6.4%, 5.9% and 5.3% of our revenues in 2004, 2005 and 2006, respectively. Our average market share in the domestic long distance market was 86.4%, 84.7% and 83.6% in 2004, 2005 and 2006, respectively. Residential customers accounted for approximately 61.3% of our domestic long distance revenues in 2006.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in millions, except percentages)
Minutes from domestic long distance calls	5,621	5,131	4,643
Growth rate (compared to the same period in the prior year)	(9.3)%	(8.7)%	(9.5)%

Minutes of use for domestic long distance calls have been declining as a result of traffic migration to cellular services, competition from other fixed line operators and increased use of VoIP. We expect the decline minutes of use for fixed line services to continue in the future because of the same reasons.

The following table sets forth information with respect to the average domestic long distance usage charge per minute for the periods indicated:

	Year ended December 31,
	2004		2005		2006
Average domestic long distance usage charge (per minute)	NT$	1.65	NT$	1.65	NT$	1.65
Growth rate (compared to the same period in the prior year)		1.2%		0%		0%

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.035 per second. Our current domestic long distance rate for off peak hours is NT$0.025 per second. The rates for both peak hours and off peak hours are the same for residential and business customers. Our average domestic long distance usage charge per minute remained flat between 2004, 2005 and 2006.

We provide so-called “intelligent” network services over our domestic long distance network, including toll free calling, universal number, televoting, premium rate service and virtual private networks. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Revenues from international long distance telephone services comprised approximately 8.2%, 7.9% and 7.6% of our revenues in 2004, 2005 and 2006, respectively. Residential customers generated approximately 33.0% of our international long distance revenues during 2006. In addition, we provide wholesale international long distance services to international simple resale operators who do not possess their own telephone network or infrastructure.

Since fixed line services have been open for competition since 2001, we expect competition in this line of business will continue to intensify. We believe other fixed line operators consider the international long distance market to be their primary focus. Our average market share of the international long distance market was approximately 61.3%, 57.8% and 58.3% in 2004, 2005 and 2006, respectively. Our market share increased in 2006 primarily because of a slight increase in our sales of wholesale minutes. Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use VoIP technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented approximately 7.2% and 7.8% of our total outgoing international traffic in 2005 and 2006, respectively.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2004, 2005 and 2006, we sold 595.4 million, 781.9 million and 1,041.5 million of wholesale outgoing minutes, which represented approximately 32.1%, 39.0% and 46.5% of our total outgoing international long distance minutes, respectively. Revenues from the wholesale of international long distance minutes increased by approximately 28.7% from NT$1,124 million in 2005 to NT$1,447 million in 2006 As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate increases in international minutes without accelerating the decline in international long distance rates in the more profitable retail segment.

International calls to and from our top five destinations represented approximately 60.2% our international long distance call traffic in 2006.

The following table shows the percentage of total outgoing and incoming international long distance minutes for our top five outgoing destinations in 2006.

Destination	Percentage of total outgoing minutes	Percentage of total incoming minutes
Mainland China	31.8%	32.0%
United States	9.6	15.2
Hong Kong	6.0	4.9
Japan	3.3	5.6
Philippines	10.7	0.6

Total of top five destinations	61.4%	58.3%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	As of December 31,
	2004	2005	2006
	(in thousands, except percentages and incoming/outgoing ratio)
Incoming minutes	1,291	1,289	1,354
Growth rate (compared to the same period in the prior year)	8.5%	(0.2)%	5.0%
Outgoing minutes	1,855	2,004	2,239
Growth rate (compared to the same period in the prior year)	0.4%	8.0%	11.7%
Total minutes	3,146	3,293	3,593
Incoming/outgoing ratio	0.70	0.64	0.60

Total outgoing international long distance minutes increased by 8.0% from 2004 to 2005 and by 11.7% from 2005 to 2006, primarily due to promotions and increased wholesale minutes. Our incoming call volume slightly decreased by 0.2% from 2004 to 2005 due to increased competition resulting from lower priced calls offered by our competitors, which reduced our incoming international call volume and increased by 5.0% from 2005 to 2006 due to active expansion of international wholesale incoming call services through overseas points of presence.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year ended December 31,
	2004		2005		2006
Average international long distance usage charge (per minute)	NT$	6.1	NT$	5.4	NT$	4.7
Growth rate (compared to the same period in the prior year)		(1.6)%		(11.5)%		(13.0)%

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. We do not expect the increase in international call traffic to fully offset the decline in tariffs. In anticipation of new competition, we substantially reduced our international tariffs by an average of 37% in April 2001 to defend our business and market share. In addition, we offered our customers significant promotional packages and discounts during off-peak hours in 2004, 2005 and 2006 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years.

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

The following table sets forth information with respect to our gross settlement receipts and payments during the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in billions)
	NT$	NT$	NT$
Gross international settlement receipts	3.5	3.3	3.1
Gross international settlement payments	5.3	4.5	3.8

Our payments on an aggregate basis to international carriers have been more than our receipts from these carriers, primarily because our customers’ outgoing minutes exceeded incoming minutes. As international settlement rates have fallen, our international settlement receipts and our international settlement payments have both declined.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international virtual private networks, international toll free calling and calling card services, and our international long distance minutes wholesale business. We also plan to launch phone-to-phone voice VoIP after the National Communications Commission authorizes the 070 prefix for our phone-to-phone VoIP service. We plan to target specific customers for these services and offer bundled services to increase customer retention in the competitive business environment.

Cellular Services

Cellular service, is one of our principal business activities. We are Taiwan’s largest provider of cellular services in terms of both revenues and subscribers. In 2004, we generated revenues of NT$70.3 billion, or approximately 38.0% of our revenues, from cellular services. In 2005, we generated revenues of NT$73.0 billion, or approximately 39.5% of our revenues, from cellular services. In 2006, we generated revenues of NT$73.0 billion (US$2.3 billion), or approximately 39.2% of our revenues, from cellular services.

The following table sets forth our revenues from cellular services for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in billions)
	NT$	NT$	NT$
Cellular revenues:
Usage(1)	60.0	60.8	59.7
Interconnection	6.3	7.0	7.3
Mobile data	2.3	3.2	4.2
Other	1.7	2.0	1.8

Total cellular	70.3	73.0	73.0

(1)	Includes monthly fees.

As the market for cellular services has continued to expand, we have experienced substantial growth in our cellular customer base. We are the largest cellular operator in Taiwan in terms of revenues and number of subscribers. We had 8.49 million cellular subscribers, for a market share of approximately 36.5% of total 2G cellular subscribers and approximately 35.7% of total 2G cellular services revenues in Taiwan, as of December 31, 2006. Revenues from cellular services comprised approximately 38.0%, 39.5% and 39.2% of our revenues in 2004, 2005 and 2006, respectively. Mobile data revenues as a percentage of total cellular revenues were 3.3%, 4.4% and 5.7% for the years ended December 31, 2004, 2005 and 2006, respectively.

We offer digital cellular service through our dual band GSM network. We are one of the three national licensed providers of GSM services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for GSM services and general packet-switched radio services, or GPRS, and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for 3G cellular services. This is the largest frequency spectrum allocation to any cellular operator in Taiwan. In February 2002, the Ministry of Transportation and Communications granted 3G cellular services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G cellular services license is valid to December 31, 2018. In July 2005, we launched our 3G cellular telephone services using WCDMA technology. We also offer the largest international roaming network among Taiwan cellular service providers. In particular, our 2G subscribers have access to 312 networks in 164 countries through our GSM service roaming network and 126 networks in 69 countries through our GPRS roaming network. In addition, our 3G service system includes 37 networks in 22 counties.

As of December 31, 2006, we had approximately 12,234 cellular base stations (including both GSM base stations and 3G cellular base stations) covering substantially all of Taiwan’s population. We use these base stations to support both our GSM network and our GPRS network. In 2006, we also selectively upgraded 82 base stations in downtown Taipei, Taiwan Taoyuan International Airport and certain industrial parks areas with HSDPA capability. We will continue this process of implementing HSDPA upgrades in the following five major areas in Taiwan: Taipei City, Taipei County, Taoyuan County, Taichung City and Kaohsiung City.

The following table sets forth information regarding our cellular service operations and our cellular subscriber base for the periods indicated.

	As of or for the year ended December 31,
	2004		2005		2006
Taiwan population (in thousands)(1)		22,689		22,770		22,877
Total cellular subscribers in Taiwan (in thousands)(2)		21,528		19,876		23,249
Penetration (as a percentage of the population)(2)		94.9%		87.3%		101.6%
Total cellular revenues in Taiwan—2G (in billions)(3)	NT$	198.2	NT$	205.2	NT$	185.2
Number of our cellular subscribers (in thousands)(2)(4)		8,191		8,158		8,487
Our market share by subscribers—2G(2)		38.0%		39.6%		40.9%
Our market share by revenues—2G		35.4%		35.0%		35.7%
Number of our prepaid subscribers (in thousands)		968		603		636
Our prepaid subscribers as a percentage of our total subscribers		11.8%		7.4%		7.5%
Annualized churn rate(5)		22.9%		16.8%		11.6%
Minutes of usage (in millions of minutes)
Incoming		9,352		9,720		10,403
Outgoing		8,668		8,921		9,227
Average minutes of usage per cellular subscriber per month(2)(6)		182		190		197
Average revenue per cellular subscriber per month(2)(7)	NT$	712	NT$	744	NT$	731

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China
(2)	The number of cellular subscribers is based on the number of subscriber identification module cards. From 2004, the number of our cellular subscribers excludes prepaid subscription accounts that are inactive for more than three months. In 2006, the total number of cellular subscribers in Taiwan included personal handy-phone system and 3G customers.
(3)	Data from the statistical monthly release by Ministry of Transportation and Communications, Republic of China.
(4)	Includes GSM, GPRS and 3G services.
(5)	Measures the rate of subscriber disconnections from cellular service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to subscribers switching from one of our cellular services to another) during the relevant period by (b) the average number of subscribers during the period (calculated by averaging the number of subscribers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(6)	Average minutes of usage per cellular subscriber per month is calculated by dividing the total minutes of usage during the period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(7)	Average revenue per subscriber per month is calculated by dividing our aggregate cellular telecommunications services revenue during the relevant period by the average of the number of our cellular subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The cellular market in Taiwan has grown rapidly since the liberalization of the market in 1997. Total cellular subscribers in Taiwan has reached approximately 23.2 million as of December 31, 2006. Cellular penetration was approximately 101.6% on the same date. We expect the subscriber growth to continue to slow as a result of market saturation. In addition, the overall cellular services market experienced a slowdown in terms of revenue in 2006. We believe that any future growth in the number of cellular subscribers will depend largely upon continuing improvements in wireless technologies and wireless data applications and the availability of advanced cellular handsets.

We began offering prepaid card services in October 2000. As of December 31, 2006, we had approximately 0.6 million prepaid customers representing approximately 7.5% of our total cellular subscribers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the services. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer handset incentives to third party dealers when new subscribers agree to sign a two-year service contract with us or when existing subscribers renew their contracts with us for a period of two years. We generally offer incentives on handsets equipped with more advanced data functions to promote the expansion of our GPRS and 3G cellular services. In 2006, the average handset incentives we offered was NT$2,631 per subscriber up from NT$2,380 per subscriber in 2005 primarily due to an increase in the number of subsidized 3G customers. We expect the level of our average handset incentives to slightly decline in the foreseeable future, with a decrease in incentives for handsets generally offset by higher incentives for 3G handsets.

Traffic growth has also been strong as pricing has declined and the number of post-paid subscribers have increased. We have also experienced a significant increase in the number of short messaging service messages sent by our subscribers, which continued to have a positive impact on traffic volume. The average minutes of usage per subscriber rose in 2004 because of a decline in prepaid customers as a percentage of total cellular customers, primarily as a result of accelerated closing of inactive prepaid customer accounts. In contrast, the average minutes of usage per subscriber increased in 2005 because of a decrease in the number of prepaid customers. However, the average minutes of usage per subscriber increased in 2006 because of low pricing packages, such as the “Energy Plan” which have stimulated usage.

Our tariffs for post-paid cellular subscribers primarily consist of usage fees and monthly fees. When our subscribers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We charge a flat fee per transaction for our short messaging service and a fee per packet for our GPRS based on the volume of data transmitted. We also offer discounts on usage fees for calls made between our cellular subscribers to encourage subscription to our cellular service. Our 3G service also provides a monthly flat rate service to our customers using our 3G service for internet purposes.

The decrease in the number of our prepaid subscribers in 2005 was primarily the result of our increased attention to closing inactive accounts. Our average revenue per subscriber per month increased from NT$712 in 2004 to NT$744 in 2005, primarily due to an increase in the number of postpaid subscribers and an increase in the revenues of cellular value-added services. In 2006, average revenue per subscriber further decreased to NT$731 due to price cuts in SMS, or short message service, reduction of the tariff for mobile calls to fixed-line numbers in 2005 and 3G promotion programs during 2006. In order to continue to increase average revenue per subscriber reduce the negative impact caused by the April 2007 GSM price adjustment, we intend to continue introducing new value-added services and promote our 3G and 3.5G and wireless internet services.

In addition to our basic cellular services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated cellular value added services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we have launched other cellular value-added services, such as JAVA games, unstructured supplementary service data, mobile internet and multimedia messaging services. After the launch of our 3G cellular services, we have provided video phone, video on demand and other related 3G cellular value-added services as well. In addition to creating additional sources of revenue, we believe these services enhance customer loyalty and satisfaction and increase cellular traffic. Revenues from mobile data services represented approximately 3.3%, 4.4% and 5.7% of our total cellular revenues in 2004, 2005 and 2006, respectively.

Internet and Data Services

We have experienced continued growth in our internet and data services. Our internet and data revenues represented approximately 21.2%, 22.8% and 24.9% of our revenues in 2004, 2005 and 2006, respectively. We provide:

•	Internet services, including HiNet (our internet service provider), ADSL internet access, internet value-added services, wireless local area networks and fiber-to-the-building services; and

•	data services, including leased line services, managed data services and internet data center services.

The following table sets forth our revenues from internet and data services for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in billions)
	NT$	NT$	NT$
Internet and data revenues:
Internet	29.5	32.1	35.5
Data	9.8	10.1	10.8
Total Internet and data	39.3	42.2	46.3

Internet Services

HiNet and Internet Access

The following table sets forth our revenues from internet services for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in billions)
	NT$	NT$	NT$
Internet revenues:
Narrowband access	0.7	0.3	0.1
Narrowband Internet service	0.7	0.5	0.3
Broadband access (ADSL only)	14.7	16.2	18.0
Broadband Internet service (ADSL only)	10.8	12.1	13.2
Other Internet	2.6	3.0	3.9

Total Internet	29.5	32.1	35.5

We are the largest internet service provider in Taiwan, with a market share of 61.2% as of December 31, 2006. As of December 31, 2006, HiNet had approximately 4.3 million subscribers, and our number of subscribers increased by a 6.1% compound annual growth rate over the two years ended December 31, 2006.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,
	2004	2005	2006
	(in thousands, except percentages)
Total Internet access subscribers in Taiwan	8,036	7,271	7,037
HiNet subscribers
HiNet dial-up subscribers	1,376	1,166	1,043
HiNet ADSL subscribers	2,413	2,909	3,063
Other access technology subscribers	32	38	199
Total HiNet subscribers	3,821	4,113	4,305
Market share(1)	47.5%	56.6%	61.2%

(1)	Based on data provided by the MOTC.

We have maintained our leading market position despite a highly competitive market with over 181 internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the internet service provider market to continue to intensify.

Customers can access HiNet through various technologies. We provide narrowband dial-up internet access through connections based on standard telephone modems. We provide broadband internet access through connections based on ADSL and our fiber-to-the-building technology. As of December 31, 2006, approximately 79.5%, or 3.1 million, of subscribers who access the internet through our ADSL are our HiNet subscribers, and we expect this ratio to increase as a result of recent promotions to attract dial-up customers to upgrade to broadband internet access.

We are the largest broadband internet access provider in Taiwan in terms of subscribers. We began providing our ADSL service in August 1999 and had approximately 3.9 million subscribers as of December 31, 2006. Our market share of Taiwan’s broadband market was approximately 83.0%, 85.3% and 85.5% in 2004, 2005 and 2006, respectively. Our ADSL service allows for transmission of data at high access rates and offers high-speed broadband internet access services. We also provide ADSL services to other internet service providers that do not have their own network infrastructure. By the end of 2006, the total number of our FTTB customers reached approximately 185,000. In addition, 179,621 of the subscribers who access the internet through FTTB are Hinet subscribers. As of December 31, 2006, approximately 4.2% of subscribers who access the internet through our FTTB were also HiNet subscribers, and we expect this ratio to increase as a result of recent promotions to attract ADSL and dial-up customers to upgrade to FTTB internet access.

The following table sets forth our ADSL service subscribers as of each of the dates indicated.

	As of December 31,
	2004	2005	2006
Our ADSL service subscribers (in thousands)	3,071	3,654	3,851
Average downlink speed (Mbps)(1)	1.60	2.14	2.56

(1)	Average downlink speed is calculated by dividing the total downlink speed subscribed by the total number of subscribers as of the relevant date.

Our ADSL service offers downlink speeds that range from 256 kilobits per second to 12 megabits per second and uplink speeds that range from 64 kilobits per second to 1 megabit per second. In December 2001, we began providing symmetrical digital service with uplink and downlink speeds of 512 kilobits per second. After our promotions in 2004 to increase customer access speeds, including our promotions for subscribers to upgrade to higher-speed access, the average uplink and downlink speeds of our subscribers have increased substantially. As of December 31, 2005, approximately 59% of our subscribers had subscribed for downlink speeds of over

2Mbps per second and our average downlink speed was 2.14 Mbps. As of December 31, 2006, over 62.5% of our subscribers had subscribed for downlink speeds of over 2 Mbps and our average downlink speed was 2.56 Mbps. Our FTTB service offers downlink speeds of 10 megabit per second and uplink speeds of 2 megabit per second.

We have experienced limited competition in the ADSL service market because other fixed line operators and cable operators have not established a nationwide network infrastructure to provide this service.

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

Charges for our HiNet dial-up service include a monthly fee entitling the subscriber to a fixed number of minutes of service, with an additional charge per minute when the fixed number of minutes is exceeded. Alternatively, we offer our subscribers an unlimited number of minutes for a fixed monthly fee. Charges for our ADSL service include one-time installation charges and monthly subscription fees. These charges vary based on connection speed.

The following table sets forth our average revenues per user for each of the periods indicated.

	Year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$
Average revenue per HiNet dial-up subscriber per month(1)	81	50	33
Average revenue per ADSL subscriber per month(2)	863	780	768
Average revenue per FTTB subscriber per month(3)	3,695	3,795	1,165

(1)	Average revenue per HiNet dial-up subscriber per month is calculated by dividing the total local telephone usage revenues generated by HiNet dial-up subscribers and internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per ADSL service subscriber per month is calculated as the sum of (a) ADSL access revenues for the relevant period divided by the average of the number of our ADSL service subscribers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ADSL internet service provider revenue divided by the average of the number of HiNet ADSL subscribers on the first and last days of the period divided by the number of months in the relevant period.
(3)	Average revenue per FTTB service subscriber per month is calculated as the sum of (a) FTTB access revenues for the relevant period divided by the average of the number of our FTTB service subscribers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTB internet service provider revenue divided by the average of the number of HiNet FTTB subscribers on the first and last days of the period divided by the number of months in the relevant period.

Our average revenues per subscriber have declined over the last three years due to increasing competition. In addition, we were required by the regulatory authority at that time, the Directorate General of Telecommunications, to decrease our tariffs by an average of 24% in June 2004. However, we expect our average revenue per subscriber for broadband services to decline more gradually going forward, as subscribers migrate towards more expensive, higher bandwidth internet services.

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our subscribers, such as network security, Blog, travel, gaming, e-learning, financial information, music, video, anti-virus and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our broadband internet portal at www.hichannel.hinet.net offers online entertainment services through the internet. In particular, our HiNet broadband (ADSL and FTTB) customers can access music, television programs, movies and other multi-media content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total internet and data services revenues. The information contained in our HiNet portal and broadband internet portal is not a part of this annual report. Our internet value-added services revenues as a percentage of total internet revenues were 5.8%, 6.9% and 6.4% in 2004, 2005 and 2006, respectively.

Wireless Local Area Network Service

We launched our wireless local area network service in May 2002. As of December 31, 2006, we had a total of approximately 30,262 residential and business customers that lease our access points. In addition, we have established 1,009 hot spots in public areas, such as airports and international convention centers, where individuals can access our wireless local area network.

Data Services

The following table sets forth our revenues from data services for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in billions)
	NT$	NT$	NT$
Data revenues:
Leased line	7.6	7.6	8.0
Other	2.2	2.5	2.8

Total data	9.8	10.1	10.8

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other cellular and fixed line service operators for interconnection with our fixed line network and for connection within their networks. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased decreased by 3.3% over the two years ended December 31, 2006.

The following table shows the bandwidth of lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2004	2005	2006
	(in gigabits per second)
Total bandwidth	501.7	495.8	469.4

Rental fees for local leased lines are generally based on transmission speed while domestic long distance and international long distance leased line rental fees are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial, particularly for international leased lines, partly as a result of competition from new international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers.

Managed Data Services

We provide a wide range of managed data services, including frame relay services, asynchronous transfer mode services, and virtual private network services. Frame relay services provide high-speed data communications linking remote sites. Asynchronous transfer mode services are used to handle high-bandwidth, integrated voice, video, data and internet traffic between sites.

Internet Data Center Services

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth internet and data networks. Data centers house, protect and maintain network server computers that store and deliver internet and other network content, such as web pages, applications and data. We currently have 13 internet data centers in Taiwan. We offer co-location, web hosting and application service provider services. To expand our internet data center services and strengthen our cooperation with international telecommunications operators, we acquired 70% equity from Chief Telecom, which increased our internet data center market share to 51%.

Other Telecommunications Services

We provide other telecommunications services, including MOD services, satellite services, telephone directories, corporate solution services and billing handling services and paging services. In 2004, we generated NT$3.5 billion, or approximately 1.9% of our revenues. In 2005, we generated NT$3.2 billion or approximately 1.8% of our revenues, from these various other telecommunications services. In 2006, we generated NT$4.1 billion, or approximately 2.1% of our revenues, from these various other telecommunications services. We also lease real estate owned by us to third parties.

To expand our internet data center services and strengthen our cooperation with international telecommunications operators, we acquired 70% equity from Chief Telecom, which increased our internet data center market share to 51%.

Multimedia on Demand Services

We launched our multimedia on demand, or MOD, service in Taipei County and Keelung City in March 2004. We expanded this service to cover 13 counties and cities of Taiwan by the end of 2006. Using video streaming technology through a set top box that connects to our ADSLs, our customers can access TV programs and other services. We had 33 broadcasting channels, and over 1,600 on-demand programs and served approximately 249,203 subscribers as of December 31, 2006. In addition, our video-on-demand service provides movies, e-learning and music programs for home entertainment. We also plan to introduce popular channels and bundle them with other pay channels in order to enhance our service content and satisfy our customers’ needs.

Satellite Services

We are a 50% owner of the ST-1 telecommunications satellite. Singapore Telecommunications Ltd. owns the remaining 50%. ST-1 was launched on August 26, 1998 and began commercial operations on December 1, 1998. We lease out transponder capacity on ST-1 and provide satellite lease circuits. In addition, we have two satellite communication centers that enable us to provide satellite value-added services and back up systems for use in major emergencies. We also provide satellite services to Southeast Asia.

Telephone Directories

We are the largest provider of classified advertising directory and associated products and services in Taiwan with over 60 years of experience in publishing and distributing telephone directories to households and businesses in Taiwan. Our yearly circulation is approximately 6.3 million copies. To address the needs of advertisers and users for multiple platforms of directory search, we offer buyers and sellers related directory products and services in print, through online directories and by operator-assisted search services. In addition, we established Chunghwa International Yellow Pages Corporation in 2007, changing previous paper search business into a more advanced search service combining electronic yellow page and telephone voice cross-platform services.

Paging Services

We offered nationwide and regional paging services in Taiwan. In addition to traditional paging services, we offered a broad range of wireless information services, including stock quotes on our “InterMessenger” service, weather information, news and agricultural information. We had approximately 35,520 and 23,620 paging subscribers as of December 31, 2005 and 2006.

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

	Year ended December 31
	2004	2005	2006
	(in billions)
	NT$	NT$	NT$
Interconnection fee revenues:
Local	3.1	3.0	2.9
Domestic long distance	1.3	1.1	1.0
Cellular	6.3	7.0	7.3
Interconnection costs:
Fixed line	0.7	0.4	0.2
Cellular	5.6	6.2	6.7

Currently, tariffs for telephone calls between our fixed line subscribers and cellular subscribers of other cellular operators are set by the cellular operators. The cellular operators pay us interconnection fees based on minutes of usage, regardless of who initiated the call. The former regulatory authority, the Directorate General of Telecommunications, and the current regulatory authority, the National Communications Commission, has consulted with the public regarding a change to the regulation that would allow us to set and collect tariffs for telephone calls made by our fixed line subscribers to cellular subscribers of other cellular operators. For such calls, cellular operators will no longer pay us interconnection fees, but we will be required to pay them termination charges. On September 5, 2006, the National Communications Commission announced that it proposes to make changes to the collection structure in two phases. In phase one, fixed line operators other than us would be able to set and collect tariffs for telephone calls made by their fixed line subscribers to cellular subscribers of other cellular operators. In phase two, we would be allowed to set and collect tariffs for telephone calls initiated by our subscribers if (i) the market share of our local telephone services falls to and under 90% or (ii) the transfer acceptance rate of our number portability service and the acceptance rate for leasing out local loop both reach 85% every month for six consecutive months and we share our telecom switching centers with other fixed line operators. If and when such proposal may be implemented is uncertain.

In the interim, the former regulatory authority, the Directorate General of Telecommunications has approved, effective January 2004, an interconnection rate of NT$0.59 per minute for calls initiated by cellular subscribers, and NT$0.814 per minute for calls initiated by fixed line subscribers. The interconnection rate between our fixed line subscribers and other fixed line subscribers is approximately NT$0.32 per minute. The interconnection rate between our cellular subscribers and other cellular subscribers is approximately NT$2.15 per minute.

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

Marketing, Sales and Distribution

Marketing Strategy

In order to retain and expand our large customer base and to encourage our customers to increase their use of our services and products, we continue to focus our marketing strategy on the following areas.

•

Services, Products and Bundled Offerings. We continually develop new value-added services and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty.

•

Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage. For example, we have provided our “Friends and Family” and “Energy Plan” promotion package to attract cellular subscribers.

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

We also have 24 operations offices, 322 service centers and 121 exclusive service stores located throughout Taiwan that are responsible for operations, sales and customer service in their local areas.

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

•

bill payment services at 24-hour convenience stores, bank service counters, automatic teller machines, direct debit, over the phone, website (www.cht.com.tw), cellphone emome and service centers throughout Taiwan;

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

Approximately 15,086 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2006.

Internet Protocol Broadband Backbone Network

Our internet protocol broadband backbone network consists of a core network and edge networks. We completed the construction of our high-speed internet protocol backbone network at the end of 2006 with 14 sets of 640 Gbps gigabit switch routers for the core network and more than 54 sets of 320 Gbps and 80 Gbps gigabit switch routers for the edge networks. We believe this network will enable us to meet the increasing demand for broadband access and broadband multimedia services. Moreover, this network will also serve as the backbone for our 3G cellular services and VoIP services.

Transmission Networks

As of December 31, 2006, our transmission networks consisted of 1,005,180 fiber kilometers of fiber optic cable for trunking and 1,036,437 fiber kilometers of fiber optic cable for local loop.

Between 1999 and 2002, we made significant progress in the upgrading of our plesiochronous digital hierarchy network transmission facilities to synchronous digital hierarchy network transmission facilities. Plesiochronous digital hierarchy is the traditional technology for voice network transmission systems. Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002 we installed synchronous transport module 64 multiplexer and 10 gigabit capacity 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabit per second high-speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexer and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, between 2003 and 2006, we deployed twenty-five 32-wavelength optical add-drop multiplexer rings in Taipei, Taichung, Tainan and Kaohsiung, metropolitan areas in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. To meet the demand for broadband services, we completed the deployment of a next generation synchronous digital hierarchy network in June 2005. The next generation synchronous digital hierarchy network can provide gigabit Ethernet over synchronous digital hierarchy service.

Based on the transmission network described above, we launched connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network in 2003.

As part of our strategic focus on the internet and data markets, our local loop connections use ADSL technology. This enables us to deliver high-speed internet, multimedia and other data services to our customers. Substantially all of our installed telephone lines are capable of delivering ADSL services. As of December 31, 2006, we have constructed approximately 5.13 million lines of ADSL and had 3.85 million ADSL users. In addition, the ethernet-based fiber to the building system is also introduced into our access network to provide broadband services, such as MOD, high speed internet access and virtual private network, or VPN.

As of December 31, 2006, we have constructed approximately 300,000 ports of VDSL and had 165,000 users. Our FTTB (VDSL) can offer high-speed broadband Internet access rates up to 100 Mbps.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 19 message areas connected by a long distance network. As of December 31, 2006, we had 66 long distance exchanges, which are interconnection points between our telecommunications network.

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

As of December 31, 2006, our domestic network included 17.4 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 103 telecommunications service providers in 59 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two international gateway switches. In total, we had a trunks capacity of 85,040 channels as of December 31, 2006.

We currently have invested in 20 submarine cables, six of which land in Taiwan. Our aggregate total capacity in the undersea cables in which we have invested is 104 gigabits per second.

Cellular Services Network

Our cellular services network consists of:

•

cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with subscribers’ cellular telephone handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base station within each cell site;

•	mobile switching service centers, which control the base station controllers and the processing and routing of telephone calls;

•	gateway GPRS support nodes, which connect our GPRS network to the internet;

•	serving GPRS support nodes, which connect the GPRS network to the base station controllers; and

•

transmission lines, which link (1) with respect to the GSM network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (2) with respect to the GPRS network, the base station controllers, the support nodes and the internet.

The following table sets forth selected information regarding our cellular networks as of the dates indicated.

	As of December 31,
	2004	2005	2006
GSM system
GSM base stations	8,207	8,413	8,597

Switches	54	54	54
Lines of capacity (in thousands)	8,500	8,500	8,500

Taiwan population coverage	99.9%	99.9%	99.9%
Taiwan geographical coverage	90.0%	90.0%	90.0%
GPRS gateway support nodes	25	25	25
GPRS Serving support nodes	20	20	20
GPRS System capacity (in thousands)	1,000	2,000	2,000

As of December 31, 2006
3G system
3G base stations	3,637
Switches	8
Lines of capacity (in thousands)	2,400
Taiwan population coverage	80%
Taiwan geographical coverage	65%
GPRS gateway support nodes	16
Serving support nodes	11
System capacity (in thousands)	2,400

We provide cellular services based on the GSM network standards. We have dual band 900 MHz and 1800 MHz frequency spectrums for our GSM services. In addition, we have installed an intelligent network on our cellular services network infrastructure to enable us to provide prepaid services as well as a wide range of advanced call features and value-added services. We have also installed wireless application protocol gateways on our cellular services network that enable us to provide wireless application protocol services. We began providing cellular communications services based on the GPRS network standards in August 2001, using “emome” as the portal name.

As our subscriber base has continued to grow, we have increased the capacity of our intelligent network to more than 1.5 million subscribers. We also completed a system expansion of our cellular services network to accommodate more than 8.5 million subscribers (including 2 million GPRS subscribers) at the end of 2003. We have GPRS and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our 3G cellular services. In preparation for the launch of 3G cellular services, we contracted with Nokia Corporation to provide the core network, radio access network, service network, transmission network and maintenance network for approximately NT$12 billion over three years. As of December 31, 2006, we have completed the construction of approximately 3,637 third generation base stations with a network capacity of 2.4 million lines. Our 3G cellular network is comprised of 3,637 base stations, with a capacity of 2.4 million lines upon completion of contract. We launched our 3G cellular services on July 26, 2005. As of December 31, 2006, we had approximately 943,000 3G cellular services customers.

In September of 2006, we also selectively upgraded our third generation cellular network to provide HSDPA capabilities, with 82 base stations in downtown Taipei, Taiwan Taoyuan International Airport and certain industrial parks where the mobile internet usage is higher. We also plan to extend the HSDPA coverage to three metropolitan areas, Taipei, Taichung and Kaohsiung, in 2007, with data rates starting from the current 384kbps to the future 1.8Mbps, 3.6Mbps or higher, to attract more high average revenue per user, or ARPU, users.

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

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 35 points of presence, approximately 3,496 dial-up ports, approximately 4,535,050 broadband remote access server ports and a backbone bandwidth of approximately 424 gigabits per second as of December 31, 2006. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 599 gigabits per second by the end of 2007.

HiNet’s total international connection bandwidth is 51.3 gigabits per second as of December 31, 2006. As we expect that internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Australia.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching internet protocol virtual private network. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 50 nodes. As of December 31, 2006, we had 2,623 frame relay ports, 5,441 X.25 ports, 7,867 asynchronous transfer mode ports and approximately 50,000 multi protocol label switching internet protocol virtual private network virtual ports.

Our data networks support a variety of transmission technologies, including X.25 protocol, frame relay and asynchronous transfer mode technology. We have also built up our HiLink virtual private network that combines internet protocol and asynchronous transfer mode technologies. The advantage of a HiLink virtual private network based on multi protocol label switching technology is that it can carry different classes of services, such as video, voice and data together to provide services with various qualities of service, high performance transmission and fast forward solution in an enhanced security network. A HiLink virtual private network can be accessed by an ADSL and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network potentially is less costly and requires less management for business applications.

In 2006, we also selectively upgraded 82 base stations in downtown Taipei, Taoyuan International Airport and certain industrial park areas to provide HSDPA capability.

Competition

We face competition in virtually all aspects of our business.

Fixed Line

We are the largest fixed line service provider in Taiwan, with a market share of approximately 97.4% in terms of subscribers for local telephone services, approximately 83.6% in terms of traffic for domestic long distance telephone services and approximately 58.3% in terms of traffic for international long distance telephone services in 2006. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Broadband Telecom Co. Ltd., have provided fixed line services since June 2001. We believe these operators are primarily focused on international long distance services. In addition, we anticipate that these operators will focus on corporate customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, as well as internet service providers and international simple resale operators, have begun offering international leased line services to other fixed line operators, internet service providers and international simple resale operators.

We are required by Republic of China regulations to provide number portability and unbundled local loop access.

Our domestic long distance services compete with cellular services as people increasingly use cellular telephones. In addition, our international long distance services compete with international long distance resale services and alternative mediums for making international calls, including VoIP technologies, such as those provided by Skype. One of our competitors has sought an alliance with Taiwan Railway Administration to use its infrastructure to deliver telecommunications services. We believe that the fixed line competition in Taiwan will be primarily based on price, quality of service, network coverage and customer services, such as call centers and unified billing.

Cellular

There are currently three major GSM cellular operators in Taiwan, namely, Taiwan Mobile Co., Ltd., Far EasTone Telecommunications Co., Ltd. and us. Based on data provided by the National Communications Commission, as of December 31, 2006, we were the largest cellular operator, with a 40.9% market share in terms of 2G subscribers. In addition, there are two new 3G cellular operators in Taiwan, namely Asia Pacific Broadband Wireless Communications Inc. and Vibo Telecom Inc., as well as one personal handyphone system operator, First International Telecom. Furthermore, the government issued 12 mobile virtual network operator licenses to New Century InfoComm Tech. Co., Ltd., KGEx.com, Hicall Telecom Co., Ltd., China Motion Telecom (Taiwan) Limited, Taiwan Fixed Network, 10net, INFOTECH International Corp., Network Telecommunication Co., Ltd., AURORA Telecom Corporation, ARCOA Communication Co., Ltd., Chung-Hwa

Wideband Best Network and Chia Hsin Food & Synthetic Fiber Co., Ltd. which allow operators without a spectrum allocation to provide cellular services by leasing the capacity and facilities of a cellular service network from a licensed cellular service provider. We may cooperate with other mobile virtual network operators in Taiwan in future. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

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

We are the largest provider of internet services in Taiwan. As of December 31, 2006, we had a 61.2% share of the internet service market in terms of subscribers and a 85.5% share of the broadband internet access market in terms of subscribers. We compete in the internet and data services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan. We have recently begun investing in real estate revitalization projects as part of our efforts to make more productive use of certain undeveloped or underdeveloped properties that we own. Our revitalization projects include the development of high-tech residences, commercial offices and resorts. As of the date of this annual report, we have six such projects underway relating to properties in and around Taipei and other parts of Taiwan.

Insurance

We do not carry comprehensive insurance for our properties or any insurance for business disruptions. We do, however, maintain in-transit insurance for key materials, such as cables, equipment and equipment components. We also carry insurance for the ST-1 satellite while it is in orbit. As part of our efforts to enhance our risk management capabilities, we have been assessing our equipment that requires the most time and cost to repair or replace, in order to determine whether and to what extent we should carry fire insurance for such equipment.

Employees

Please refer to “Item 6. Directors, Senior Management and Employees—D. Employees” for a discussion of our employees.

Our Pension Plans

We have two types of employee retirement plans, which are administered in accordance with the Republic of China Labor Standards Act and the Republic of China Labor Pension Act.

Legal Proceedings

A portion of the land that we used during the period from July 1, 1996 to December 31, 2004 was co-owned by us and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd, Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to us to reimburse Taiwan Post Co., Ltd. in the amount of $768 million for land usage compensation due to the portion of land usage area in excess of our ownership, along with interest calculated at 5% interest rate from April 1, 2002 to the payment date. However, we believe that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as a result of the expiration clause. Therefore, we have filed an appeal at the Taiwan Taipei District Court. As of the date of this annual report, the case is still in the appeals process. While we cannot accurately predict the eventual resolution of this litigation, we believe that the final outcome will not have a material adverse effect on our results of operations or our financial condition.

We are also involved in other litigation, arbitration or administrative proceedings in the ordinary course of our business. Although we cannot accurately predict the outcome of these matters, we do not expect any proceeding, if determined adversely against us, to have a material adverse effect on our business, financial condition or results of operation.

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

A party seeking to enforce a foreign judgment in the Republic of China would be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) for the payment out of Taiwan of any amounts recovered in connection with the judgment denominated in a currency other than NT dollars if a conversion from NT dollars to a foreign currency is involved.

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

We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized, the Legislative Yuan has not yet abolished the Statute of Chunghwa Telecom Co., Ltd., and at this time, the Statute of Chunghwa Telecom Co., Ltd. is still applicable to us.

Regulatory Authorities

Prior to March 1, 2006, we were under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications. On March 1, 2006, the National Communications Commission was formed in accordance with the National Communications Commission Organization Law, or Organization Law, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the National Communications Commission. The National Communications Commission is to be comprised of thirteen commissioners and is currently comprised of nine commissioners who have been recommended by the government and opposition political parties in the Legislative Yuan, as well as recommended by the Executive Yuan and approved by the Legislative Yuan. However, the Executive Yuan considered the composition of the National Communications Commission unconstitutional and petitioned the Grand Justices of the Republic of China, or the Grand Justices, to interpret the constitutionality of the formation of the National Communications Commission and the procedure for nominating commissioners to serve on the National Communications Commission. On July 21, 2006, the Grand Justices rendered an interpretation and held that the relevant provisions under the Organization Law as to the nomination procedures for the commissioners of the National Communications Commission were unconstitutional. However, the Grand Justices granted a grace period allowing such provisions of the Organization Law to remain in effect until December 31, 2008. Consequently, the National Communications Commission will have the authority at least until the end of 2008.

In accordance with the National Communications Commission Organization Law, the National Communications Commission is responsible for:

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

Prior to our privatization, in each fiscal year, the Legislative Yuan approved the annual budget prepared by us, as a state-owned enterprise, and the Ministry of Audit under the Control Yuan audited, and adjusted, our consolidated financial statements, including our earnings and losses. Our annual budget is no longer subject to Legislative Yuan or Control Yuan approval or audit.

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

Licensing of Telecommunications Services

Type I and Type II Service Providers

Under the Telecommunications Act, telecommunications service providers are classified into two categories:

Type I. Type I service providers are providers that install network infrastructure, such as network transmission, switching and auxiliary equipment for the provision of telecommunications services. Type I services include fixed line services such as local, domestic long distance and international long distance services, as well as interconnection, leased line, ADSL and satellite services and wireless services such as cellular, including 3G cellular, paging, mobile data and trunked radio services.

Type II. Type II service providers are defined as all telecommunications service providers other than Type I service providers. Type II services are divided into special services and general services. Special services include simple resale, VoIP international leased circuit and other services specified by the Ministry of Transportation and Communications before March 1, 2006 or by the National Communications Commission from March 1, 2006. General services include any Type II service other than special services.

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

Commencing in 2007, the National Communications Commission began accepting applications for licenses to provide fixed line services in March, June, September and December of each year. The National Communications Commission also announced that it would accept applications for fixed line services on a monthly basis beginning in 2008. There is no limit on the number of fixed line licenses that they may decide to issue.

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

Wireless Services. Under the Telecommunications Act, the Wireless Regulations promulgated by the Ministry of Transportation and Communications before March 1, 2006 or by the National Communications Commission from March 1, 2007 continue to govern the issuance of wireless services licenses and the business scope of wireless service providers. Wireless service licenses are subdivided into the following categories:

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

Third Generation Cellular Services. The Ministry of Transportation and Communications promulgated the Third Generation Mobile Telecommunications Services Regulations on October 15, 2001 and these regulations were last amended on November 17, 2005. The regulations govern voice and non-voice telecommunications services provided using the spectrum assigned by the Ministry of Transportation and Communications, and now governed by the National Communications Commission, that utilizes the IMT-2000 technical standards as announced by the International Telecommunications Union. Licenses for 3G cellular services were granted by the Ministry of Transportation and Communications. We have received our 3G cellular services license, which is valid from May 26, 2005 to December 31, 2018.

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

Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Type II Services Regulations as last amended on November 15, 2005, Type II services are divided into special services and general services. Special services include simple resale, VoIP, network telephone service of E.164 and non-E.164 user numbers (IP Phone Numbers), international leased circuit and other services previously specified by the Ministry of Transportation and Communications and now by the National Communications Commission. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

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

In December 2006, the National Communications Commission announced that effective from April 1, 2007 to March 31, 2010:

•

the set constant to be applied to the tariff adjustment for leasing of ADSL under the fixed line integrated service and the local telephone service is the annual growth rate of the consumer price index in Taiwan plus 5.35%;

•

the set constant to be applied to the tariff adjustment of call charges for call made from local telephones to the 900 MHZ and 1800 MHZ cellular services is the annual growth rate of the consumer price index in Taiwan plus 4.88%;

•

the set constant to be applied to the tariff adjustment for the minimum monthly subscription fee charged for 900 MHZ and 1800 MHZ cellular services is the annual growth rate of the consumer price index in Taiwan plus 4.88%;

•

the set constant to be applied to the tariff adjustment for prepaid phone card fees and other prepaid service fees charged for 900 MHZ and 1800 MHZ cellular services is the annual growth rate of the consumer price index in Taiwan plus 4.88%; and

•	the set constant to be applied to the tariff adjustment for other services is equal to the annual growth rate of the consumer price index in Taiwan.

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

Bottleneck Facilities

Under the Telecommunications Act, when a Type I service provider cannot construct bottleneck facilities within a reasonable period of time or substitute those facilities by other available technologies, it may request for co-location on a fee basis from the owner of the facilities located at the bottleneck of the relevant telecommunications network. The owner of the facilities so requested may not reject these requests without due cause. The Ministry of Transportation and Communications had the authority, now held by the National Communications Commission, to prescribe facilities as bottleneck facilities, and has prescribed bridges, tunnels, lead-in tubes and telecommunications chambers located within buildings and horizontal and vertical telecommunications cables and lines as bottleneck facilities in relation to fixed line telecommunications networks. The National Communications Commission made an announcement on December 21, 2006, defining the local loop as bottleneck facilities.

Spectrum Allocation

The Ministry of Transportation and Communications previously and now the National Communications Commission allocates all telecommunications related frequencies primarily according to the standards set by the International Telecommunications Union. The 900 MHz and 1,800 MHz frequency bands have been allocated for cellular applications. A total of 40 MHz spectrum around the 800 MHz frequency band and a total of 130 MHz of spectrum around the 2 GHz band have been allocated for 3G cellular services.

Frequency allocation for fixed wireless platforms, such as wireless local loop and local multipoint distribution services, has already been set. Only some bands of the spectrum made available for these services are completely clear and there is partial usage in all other bands. The cost of frequency usage will be based on quantity.

Provision of Universal Services

A Type I service provider may be required by the Ministry of Transportation and Communications previously and now the National Communications Commission under the Telecommunications Act, to provide universal telecommunications services in remote or unprofitable areas. All Type I service providers and certain Type II service providers designated by the Ministry of Transportation and Communications previously and now the National Communications Commission will be required to contribute a fixed portion of their annual revenues to a universal services fund. Such a fund will be used to compensate any losses and management fees incurred by the relevant Type I service provider in providing the universal services. In April 2005, the Ministry of Transportation and Communications amended the Regulations on Telecommunications Universal Services, pursuant to which Type I service providers are required to provide universal telecommunications services and contribute to the costs and expenses of providing such services on a pro rata basis according to their respective revenues. The same regulation was further amended by the National Communications Commission in late 2006 to exclude certain services, such as coastline station reporting for ship accidents, from the provision of universal telecommunications services and revise the scope of access to data communications services.

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a 3G cellular services provider, is required to provide its subscribers with equal access to the domestic and international long distance telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. Before July 1, 2005, all Type I service providers, including us, provide equal access only through call-by-call selection. When a subscriber makes a call using call-by-call selection, such subscriber has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. Starting from July 1, 2005, all Type I service providers also provide equal access through pre-selection in Keelung City, Taipei City/County, Taichung City/County and Kaohsiung City/County. Equal access through pre-selection is available throughout Taiwan since January 1, 2006. The pre-selection function allows any subscriber to select in advance a long distance or international service provider of his or her choice. When such subscriber makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such subscriber.

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

Local Loop Unbundling

In December 2006, the National Communications Commission defined the local loop as facilities “at the bottleneck of telecommunications networks” in accordance with the Regulations Governing Fixed Network Telecommunications Businesses. The National Communications Commission further amended the Administrative Rules for Network Interconnection Between Telecommunication Service Providers in April 2007 which provides that we can only charge other local telephone service providers at cost for local loop services instead of on the basis of commercial negotiations.

Co-location

We have been declared by the former competent authority Ministry of Transportation and Communications as a dominant Type I service provider for fixed line and cellular services. According to the Telecommunication Act, the Regulations Governing Fixed Network Telecommunications Businesses and the Administrative Rules for Network Interconnection between Telecommunication Service Providers, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. In 2005, the other three Type I fixed line service providers, Asia Pacific Broadband Telecom, Taiwan Fixed Network and

New Century InfoComm Co., requested co-location for 12 point of interconnect, or POI, sites and one cable station. In 2006, after negotiations, we completed all 12 POI sites and the one cable station. In addition, another Type I cellular service provider, Taiwan Mobile, also requested co-location for 15 POI sites. After negotiations, we completed 9 POI sites in 2006, with 6 other sites completed in March 2007.

Ownership Limitations

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the National Communications Commission, on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the Organization Law. However, it is unclear whether the National Communications Commission (instead of the Ministry of Transportation and Communications) has the authority to prescribe the limits of foreign ownership of our common shares. On July 19, 2006, the Ministry of Transportation and Communications increased our foreign ownership limitation from 40% to 49% pursuant to the Telecommunications Act. It is currently unclear whether the Ministry of Transportation and Communications has such authority to increase our foreign ownership limitation. If it is determined that the Ministry of Transportation and Communications did not have such authority and our foreign ownership is above 40%, we could be deemed in violation of the foreign ownership limitations and as a result we may be subject to monetary fines and our licenses to operate some of our businesses could be revoked. However, according to a draft amendment to the Telecommunications Act proposed by the National Communications Commission on August 31, 2006, the power to prescribe the limits on foreign ownership of our shares under the Telecommunications Act is to remain with the Ministry of Transportation and Communications.

Under the current Telecommunications Act, the Chairman of a Type I service provider is required to be a citizen of the Republic of China.

Administrative Fee Law

According to the Administrative Fee Law promulgated in December 2002, central and local governments, government agencies and schools are empowered to collect administrative fees from us and other telecommunications services providers for the telecommunications facilities built on public roads and properties. Under the Administrative Fee Law, Urban Road Act and Local Road Act, road authorities of municipal governments may collect usage fees from users of local roads, including us, for establishing lines along with the local roads. The fee schedule is set up in the Standard for Usage Fees of Local Roads.

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

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of the date of this annual report.

D. Property, Plant and Equipment

Please refer to “—B. Business Overview” for a discussion of our property, plant and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2006 have been translated into U.S. dollar amounts using US$1.00=NT$32.59, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006. The US dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

A number of recent and expected future developments have had, and in the future may have, a material impact on our financial condition and results of operations. These developments include:

•	changes in our revenue composition and sources of revenue growth;

•	increased competition in the fixed line, leased line and cellular services markets, including the 3G cellular services market;

•	tariff adjustments;

•	capital expenditures as a result of technological improvements and changes in our business;

•	provisions for pension payments and other stock-based compensations to our employees; and

•	taxation.

Each of these developments is discussed below.

Changes in our revenue composition and sources of revenue growth

Our fixed line revenues are derived primarily from the provision of local, domestic long distance and international long distance telephone services. In addition, we also derive fixed line revenues from providing interconnection services to other carriers. Our revenues from cellular services are principally derived from the provision of voice services and, to a lesser extent, from SMS and other data services. Our revenues from internet and data services are generated principally from HiNet, our internet service provider, from our ADSL services, and from the provision of dedicated leased lines for our business customers and other operators.

The table below sets forth the revenues from our principal lines of business as a percentage of revenues for the periods indicated.

	Year ended December 31,
	2004	2005	2006
Revenues:
Fixed line	38.9%	35.9%	33.8%
Cellular(1)	38.0	39.5	39.2
Internet and data	21.2	22.8	24.9
Other(1)	1.9	1.8	2.1

Total	100.0%	100.0%	100.0%

(1)	Beginning with the fiscal year ended December 31, 2006, we no longer combine cellular and paging services in one business segment. Instead, revenues from paging services are included in Other. For this reason, revenues for 2004 and 2005 have been reclassified on a comparable basis.

Over the past three years, the composition of our revenue base has undergone a significant change as a result of our strategy to diversify our revenues and focus on generating increased revenues from higher growth businesses, such as internet and data services.

Internet and data services have been our fastest growing sources of revenue over the last three years. Most of our increased revenues have come from internet access services, with our ADSL services accounting for a significant portion of such increase. We launched our ADSL services in August 1999, and we had approximately 3.9 million subscribers as of December 31, 2006 Increasing internet penetration in Taiwan and higher data traffic have contributed to a significant increase in our revenues from internet and data services over this period. We believe that internet and data services will continue to generate an increasing percentage of our revenues. Revenues from our local telephone and domestic long distance telephone and paging services have declined during this period, mainly due to traffic migration to cellular services. Revenues from our international long distance services have also declined, as international long distance tariffs have declined worldwide. Revenues from our mobile phone services remained flat in 2006 and in 2005, but the percentage of mobile phone services in total revenue declined in 2006 due to increasing market competition and the tariff reductions in SMS and calls from mobile phones to fixed-line numbers.

Increased competition in the fixed line, leased line and cellular services markets, including the 3G cellular services market

Three operators in addition to us have been providing fixed line services in Taiwan since June 2001. We believe that these competitors are largely targeting business subscribers, which generally generate higher revenues per subscriber as compared with residential customers. We are facing significant competition, particularly in the international long distance telephone services market, from these competitors.

Since August 2001, the Ministry of Transportation and Communications has awarded undersea cable service licenses to four additional operators. Moreover, in February 2002, the Ministry of Transportation and

Communications awarded five concessions to provide 3G cellular services. Two of these new concessions were awarded to new cellular operators. In addition, the government issued six mobile virtual network operator licenses in 2004, and began to allow mobile number portability services in October 2005. As of the date of this annual report, there are 12 mobile virtual network operators. The increased competition in the areas of fixed line, leased line and cellular services has led to, and may continue to lead to, further declines in our tariffs, which may result in a decrease in our revenues from these services. At the same time, the increased competition has stimulated consumer demand for telecommunications services, with results including higher international telephone usage and increased international bandwidth demand. We seek to minimize loss of customers from the increased competition by continuing to offer handset incentives, more competitive pricing packages, our “Friends and Family” packages and mobile virtual private networks for our corporate customers.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

In July 2003, we reduced monthly rental fees for our ADSL services by an average of 16%.

In June 2004, we:

•	reduced monthly rental fees for our ADSL services by an average of 24%;

•	reduced the tariff for HiNet ADSL services by an average of 22%; and

•

reduced the short messaging service fee from NT$2 to NT$1.5 per message for messages sent between our customers and from NT$2.5 to NT$2 per message for messages sent to users of other service providers.

In April 2005, we reduced monthly rental fees for part of our ADSL services by an average of 2%. For downlink speeds of 256k services, the reduction rate was as high as 47%.

In June 2005, we reduced short messaging service fees from NT$1.5 to NT$1.3 per message for messages sent between our customers and from NT$2 to NT$1.7 per message for messages sent to users of other service providers.

In December 2005, we reduced mobile dialing fees for calls to local telephone numbers by an average of 7%.

In December 2006, we began providing wholesale prices for the following services: ATM domestic leased lines, TWIX domestic leased lines and peering bandwidth, domestic type I carriers, interconnection leased lines and other domestic leased lines, to facilitate the National Communications Commission’s request that market leaders provide wholesale prices to Type I and Type II telecommunications operators.

The National Communications Commission adopted a price reduction plan on December 21, 2006 that came into effect on April 1, 2007, setting a 4.88% price reduction in the tariff for fixed-line to GSM mobile phone dialing, a 4.8875% price reduction in the GSM highest tariff package and a 5.2% price reduction in prepayment cards. The NCC also requested us on April 1, 2007 to reduce the tariffs for ADSL service, and we are awaiting approval from the NCC on our plan to reduce the ADSL tariff by 5.35%. The price reduction plan also required us to stop collecting NT$5.0 monthly maintenance fee from our fixed-line customers and a NT$70.0 fixed-line basic charge from our ADSL users who only use data services.

We expect to continue to adjust tariffs and offer a variety of promotional packages from time to time in response to increasing competition and in order to take advantage of our pricing power from economies of scale. We may also be required to adjust our pricing due to changes in domestic regulations.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our cellular services network, and on developing our ADSL network, which enables transmission of digital information at a high-bandwidth over existing telephone lines. In particular, we have enhanced our telecommunications services through:

•	the introduction of a VoIP exchange system in our long distance telephone network;

•

the implementation of a network modernization program, including a gradual transfer from our public switched telephone network to a system based on internet protocol, to remain at the forefront of new technologies;

•	the development of an intelligent network for fixed line services;

•

the deployment of a high-capacity long-haul dense wavelength division multiplexing system and a nationwide internet protocol backbone network with 320 Gbps gigabit switching routers for internet and internet protocol virtual private network services;

•	the expansion and upgrade of our cellular services network, including the rollout of GRPS; and

•	the construction of our 3G cellular services network.

As a result, we incurred aggregate capital expenditures of NT$105.7 billion over the period from January 1, 2003 to December 31, 2006

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are currently finalizing plans for the gradual upgrade of our entire public switched telephone network to a next-generation network. Next-generation internet protocol switches will have substantially more capacity and greater upgrade flexibility, and should result in increased operational efficiencies from reduced switching centers, and related property, materials and personnel costs. We have also devoted resources toward the effective rollout of our 3G cellular network and the continuing build-out of our fiber-to-the-building infrastructure.

Provisions for pension payments and other stock-based compensations to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2004, 2005 and 2006 personnel expenses represented 32.8%, 39.4% and 34.8% respectively, of our total operating costs and expenses, and pension costs represented 11.3%, 7.8% and 7.1%, respectively, of our personnel expenses. The table below sets forth information regarding personnel expenses, depreciation and amortization and other operating costs and expenses in the aggregate and as a percentage of our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2004		2005		2006
	(in billions of NT$, except for percentages)
Operating costs and expenses:
Personnel expenses
Pension(1)	4.6	3.7%	4.3	3.1%	3.2	2.5%
Salaries and bonus	36.0	29.1	50.6	36.3	42.0	32.3

Total personnel expenses	40.6	32.8	54.9	39.4	45.2	34.8

Depreciation and amortization—costs of services	38.4	31.0	38.8	27.8	38.4	29.5
Depreciation and amortization—operating expenses	2.3	1.9	2.4	1.7	2.3	1.8
Other	42.4	34.3	43.5	31.1	44.1	33.9

Total operating costs and expenses	123.7	100.0%	139.6	100.0%	130.0	100.0%

(1)	Does not include NT$129 million, NT$183 million and NT$142 million of pension costs associated with employees engaged in construction projects that were capitalized and not treated as personnel expenses in 2004, 2005 and 2006, respectively.

The following table sets forth our personnel expenses (divided into pension and non-pension portions) allocated by categories of operating costs and expenses:

	For the year ended December 31,
	2004		2005		2006
	(in billions of NT$, except for percentages)
Personnel expenses
Cost of Revenues
Pension	2.8	6.9%	2.5	4.6%	1.9	4.3%
Non-pension	22.5	55.4	30.8	56.1	25.4	56.1

Total	25.3	62.3	33.3	60.7	27.3	60.4
Sales and Marketing
Pension	1.2	3.1	1.3	2.3	0.9	1.9
Non-pension	9.6	23.6	14.4	26.2	11.9	26.4

Total	10.8	26.7	15.7	28.5	12.8	28.3
General and Administration
Pension	0.3	0.6	0.2	0.5	0.2	0.4
Non-pension	2.0	5.0	2.9	5.2	2.5	5.5

Total	2.3	5.6	3.1	5.7	2.7	5.9
Research and Development
Pension	0.3	0.6	0.2	0.4	0.2	0.4
Non-pension	1.9	4.8	2.6	4.7	2.2	5.0

Total	2.2	5.4	2.8	5.1	2.4	5.4

Total personnel expenses	40.6	100.0%	54.9	100.0%	45.2	100.0%

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

As of December 31, 2006, we adopted SFAS 158 and recorded the under-funded status of our defined benefit pension plans as a liability with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income within stockholders’ equity.

We expect our pension costs for the fiscal year 2007 to be approximately NT$3.0 billion.

Increases in our costs and expenses in recent years were also attributable to purchases of our common shares by our employees at discounts. We recognize compensation expenses when our employees purchase our common shares at discounts under the priority share subscription program. We recognized such compensation expenses in the amounts of NT$0.5 billion, NT$12.8 billion and NT$0.5 billion (US$15 million) in 2004, 2005 and 2006, respectively.

Under a program established pursuant to a regulation adopted by the Ministry of Transportation and Communications, our employees were able to subscribe for up to approximately 476.9 million of our common shares from the Ministry of Transportation and Communications in offerings conducted by the Ministry of Transportation and Communications prior to our privatization. As long as our employees agree not to transfer or pledge these shares for either two or three years, are eligible to receive a discount of 10% or 20%, respectively, from the offering price. Pursuant to a June 2005 amendment to the terms of this program, the majority of our employees who continued their employment with us after our privatization are also eligible to receive a 50% discount if they agree not to transfer or pledge the shares for four years.

At the time when we were privatized, the Ministry of Transportation and Communications implemented another stock subscription program, allocating up to approximately 476.9 million common shares, or 4.9% of our then outstanding common shares, for a one-time subscription by our employees. Under this program, a majority of our employees will be eligible to receive a discount of 10%, 20% or 50% from the offering price of the shares if they agree not to transfer or pledge these shares for two, three or four years, respectively.

As of the date of this annual report, 762,886,886 of our common shares, representing 7.9% of our outstanding common shares were sold under the two programs mentioned above.

Taxation

The current corporate income tax rate in the Republic of China is 25%. We benefit from tax incentives generally available to technology companies in the Republic of China, including tax credits of up to 30% of the amount of some of our research and development, automation and employee training expenditures. Starting in 2001, we also qualified for tax benefits at the rate of 5% to 20% of the amount of our investment in qualified equipment and technology. As a result, our effective tax rate was 18.1%, 27.7% and 26.6% in 2004, 2005 and 2006, respectively.

In 1997, the Income Tax Law of the Republic of China was amended to integrate corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year are assessed with a 10% retained earnings tax. See “Item 10. Additional Information—E. Taxation—Republic of China Taxation—Dividends.” Historically, this has not had an impact on our financial results of operations, because the majority of our earnings was distributed to the government by way of dividends. If we decide to distribute our earnings in the future, we may need to reserve the retained earnings tax recorded in the period during which the related income is generated.

Segment Operating Losses

Our local telephone services had operating losses of NT$7.2 billion, NT$14.2 billion and NT$13.7 billion (US$0.4 billion) in 2004, 2005 and 2006, respectively. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report. We expect our local telephone services to continue incurring operating losses as competition in the local telephone services market further intensifies and traffic continues to migrate from fixed line services to cellular and broadband services.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate these estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, estimated useful lives of long-lived assets, investments in unconsolidated companies, pension benefits and accounting for income taxes. We base these estimates and judgments on our historical experience and other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Revenue Recognition

We recognize revenues for our services in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104. We record service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset incentives are paid to third party dealers when they sell handsets to customers that enter into service contracts, and these are recognized as a cost of service when incurred. Usage revenues from fixed line services, cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

One-time subscriber connection fees, primarily in relation to fixed line service revenues, are deferred and recognized over the average expected customer service periods, which we evaluate on a continual basis. For example, the average expected customer service period for fixed line service revenues has increased over time from 13 years at December 31, 2004 to 16 years at December 31, 2006, and the average expected customer service period for cellular service revenues has declined over time from five years at December 31, 2004 to four years at December 31, 2006 and the average expected customer service period for internet service revenues increased from three years in 2004 to four years in 2006, while the average expected customer service periods for other service lines have remained relatively the same over the same period. If our estimates of these customer service periods become longer, the amortization of our deferred income could be materially and adversely affected.

When we enter into transactions which involve the provision of airtime bundled with products such as 3G data cards or handsets, the bundled arrangement is accounted for in accordance with the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Total consideration received from 3G data cards does not have objective and reliable fair values for delivered and undelivered items; therefore, the recognition of revenues follows one unit of accounting.

When we sell products to third party cellular phone stores, we record the direct sale of the products, typically handsets, as gross revenue when we are the primary obligor in the arrangement and when title is passed and the products are accepted by the stores. When we also pay the third party cellular phone stores incentives to attract new customers and such incentives are identifiable, these incentives are accounted for as a reduction of revenue in accordance with EITF, Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.

Allowance for Doubtful Accounts

We maintain allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable by operating segment based on past experience and current collection trends that we expect to continue. Our evaluation also includes the length of time the receivables are past due, geographic concentrations and the general business environment. If changes in these factors occur, or the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be materially and adversely affected. Even as revenues have increased in recent years, the allowance for doubtful accounts has decreased due to stricter credit investigations for new subscribers and more efficient collection activities for outstanding accounts.

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the amount of depreciation and amortization expense to be recorded during the reported period. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations. We performed an impairment analysis and concluded that the paging division assets were impaired and recognized an impairment loss of NT$343 million in 2005.

If at January 1, 2006 we would have determined that the remaining useful lives for our property, plant and equipment were shorter or longer by one year than what we used in the preparation of our consolidated financial statements, our recorded depreciation expense in 2006 would have increased by approximately NT$12.9 billion or decreased by approximately NT$8.1 billion, respectively.

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

The process of assessing whether a particular cost method investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these long-term investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the net asset values as well as the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of U.S. companies, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the book value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2005, we recognized a loss of NT$740 million, accounted for using the cost method, in relation to our investment in Taipei Financial Center Corporation due to lower than expected leasing rates for office and retail space in Taipei 101.

Estimating the net realizable value of investments in privately held companies can be inherently subjective and may contribute to significant volatility in our reported results of operations. For example, if the investment environment worsens in 2007, we may incur an impairment in our equity or cost method investments.

Pension Benefits

The amounts recognized in our consolidated financial statements related to pension benefits are determined on an actuarial basis that utilizes several different assumptions in the calculation of such amounts. Significant assumptions used in determining our pension benefits are the discount rate, the expected long-term rate of return on plan assets, the rate of increase in compensation levels, and the average remaining years of service for employees, which prior to 2005 included an estimate for the number of employees that will retire upon our privatization. In addition, because we were required to fully fund our pension plans on or prior to the date of our privatization to enable us to meet the requirements of making full benefit payments to our then existing employees, prior to 2005 we made an assumption of our privatization date in determining the amount of the pension benefits.

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

A decrease in the discount rate or in the expected return on assets would increase the reported obligation. For example, if the discount rate in 2006 used in determining this obligation were 0.25% lower, it would generate a NT$125.4 million increase in the obligation reported on the balance sheet and a NT$66.7 million increase in the benefit costs. Similarly, if the expected return on assets assumption were 0.25% lower, it would generate a NT$7.6 million increase in 2007 benefit costs. A minor change in the estimate of health care cost assumptions would not materially affect our pension obligations or related benefit costs. The MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets as contributed capital in stockholders’ equity by applying the guidance in AICPA Interpretation 39 to APB 16 “Business combinations” and FASB Implementation Guide, SFAS 88 Q&A 40.

As of December 31, 2006, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Benefits”. In accordance with this standard, we recorded the funded status of our defined benefit pension as an asset or liability on our consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income (loss) within stockholders’ equity, resulting in an after-tax decrease in equity of NT$226 million. Any changes in the pension obligation will have an equivalent impact on the funded status. The accumulated other income (loss) will also be impacted by the tax-adjusted amount.

Accounting for Income Taxes

Deferred income taxes represent the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We measure deferred tax assets and liabilities using statutory tax rates that, if changed, would result in either an increase or a decrease in the provision for income taxes in the period of change. A one-percentage point increase in the statutory income tax rate as of December 31, 2006 would have decreased our net income by approximately NT$573.4 million.

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

We had a valuation allowance of NT$110 million on our deferred tax asset balance as of December 31, 2006. We do not have a full valuation allowance on the deferred tax asset, as we believe these benefits will be fully realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, the realizability of our deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

Our Financial Reporting Obligations

Our audited consolidated financial statements included in this annual report are prepared under US GAAP. We intend to transition into financial reporting under ROC GAAP, with reconciliation to US GAAP, beginning in 2008. In the interim, we expect to continue to make available our quarterly and annual consolidated financial statements prepared in accordance with US GAAP.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2004	2005	2006
	(in billions)
	NT$	NT$	NT$	US$
Revenues:
Fixed line
Local	44.9	40.7	39.0	1.2
Domestic long distance	12.0	11.0	9.9	0.3
International long distance	15.2	14.6	14.0	0.4

Total fixed line	72.1	66.3	62.9	1.9

Cellular	70.3	73.0	73.0	2.3
Internet and data:
Internet	29.5	32.1	35.5	1.1
Data	9.8	10.1	10.8	0.3

Total Internet and data	39.3	42.2	46.3	1.4

Other(1)	3.5	3.2	4.1	0.1

Total revenues	185.2	184.7	186.3	5.7

Operating costs and expenses:
Costs of revenues(2)	58.7	68.1	62.6	1.9
Marketing(2)	19.3	23.7	20.6	0.6
General and administrative(2)	2.5	3.5	3.3	0.1
Research and development(2)	2.5	3.1	2.8	0.1
Depreciation and amortization—costs of revenues	38.4	38.8	38.4	1.2
Depreciation and amortization—other operating expenses	2.3	2.4	2.3	0.1

Total operating costs and expenses	123.7	139.6	130.0	4.0

Income from operations	61.5	45.1	56.3	1.7
Other income	1.1	2.0	1.6	0.1
Other expenses	0.4	1.1	0.5	0.0

Income before income tax	62.2	46.0	57.4	1.8
Income tax	11.3	12.7	15.3	0.5

Net income	50.9	33.3	42.1	1.3

(1)	Beginning with the fiscal year ended December 31, 2006, we no longer combine cellular and paging services in one business segment. Instead, revenues from paging services are included in Other. For this reason, revenues for 2004 and 2005 have been reclassified on a comparable basis.
(2)	Excludes related depreciation and amortization which are presented separately.

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2004	2005	2006
	(as percentages of total revenues)
Revenues:
Fixed line
Local	24.3%	22.1%	20.9%
Domestic long distance	6.4	5.9	5.3
International long distance	8.2	7.9	7.6

Total fixed line	38.9	35.9	33.8

Cellular	38.0	39.5	39.2
Internet and data:
Internet	15.9	17.3	19.1
Data	5.3	5.5	5.8

Total Internet and data	21.2	22.8	24.9

Other(1)	1.9	1.8	2.1

Total revenues	100.0	100.0	100.0

Operating costs and expenses:
Costs of revenues(2)	32.6	36.9	33.6
Marketing(2)	10.4	12.8	11.1
General and administrative(2)	1.4	1.9	1.8
Research and development(2)	1.3	1.7	1.5
Depreciation and amortization—costs of revenues	20.7	21.0	20.6
Depreciation and amortization—other operating expenses	1.3	1.3	1.2

Total operating costs and expenses	67.7	75.6	69.8

Income from operations	32.3	24.4	30.2
Other income	1.5	1.1	0.8
Other expenses	0.2	0.6	0.2
Income before income tax	33.6	24.9	30.8
Income tax	6.1	6.9	8.2

Net income	27.5%	18.0%	22.6%

(1)	Beginning with the fiscal year ended December 31, 2006, we no longer combine cellular and paging services in one business segment. Instead, revenues from paging services are included in Other. For this reason, revenues for 2004 and 2005 have been reclassified on a comparable basis.
(2)	Excludes related depreciation and amortization which are presented separately.

Year ended December 31, 2005 compared with year ended December 31, 2006 Confirm all material trends have been highlighted in the year on year comparisons.

Revenues

Our revenues increased by 0.9% from NT$184.7 million in 2005 to NT$186.3 billion (US$5.7 billion) in 2006. This increase was primarily due to an increase in operating revenues of internet and data services.

Fixed Line Services

Fixed line revenues comprised 35.9% and 33.8% of our revenues in 2005 and 2006, respectively. Our fixed line revenues decreased by 5.0% from NT$66.3 billion in 2005 to NT$62.9 billion (US$1.9 billion) in 2006.

Local telephone services. Our local telephone revenues decreased by 4.3% from NT$40.7 billion in 2005 to NT$39.0 billion (US$1.2 billion) in 2006. This decrease was principally a result of a 12.0% decline in traffic volume from 21.1 billion minutes in 2005 to 18.6 billion minutes in 2006. This decline in traffic volume was primarily due to the continued migration of non-HiNet internet subscribers from dial-up to broadband internet access, the continued traffic migration from fixed line services to broadband and cellular services, and increasing market competition. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed-line services to broadband and cellular services is slowing. This decline in traffic volume was partially offset by a 2.9% increase in average local usage fees, reflecting a continued decrease in the number of users of our discounted internet tariff package. Our local interconnection revenues decreased by NT$0.1 billion between these two years because of a decrease in local interconnection volume.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 9.7% from NT$11.0 billion in 2005 to NT$9.9 billion (US$303 million) in 2006. This decrease was mainly due to a decrease in traffic volume from 5.1 billion minutes in 2005 to 4.6 billion minutes in 2006. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to cellular services and increased competition from other fixed line operators and VoIP. The rate of migration from fixed line services to cellular services has been slowing in the past two years as the cellular market becomes increasingly saturated. Our interconnection revenues also decreased as a result of more direct connections between private operators.

International long distance telephone services. Our international long distance telephone revenues decreased by 3.7% from NT$14.6 billion in 2005 to NT$14.0 billion (US$431 million) in 2006. This decrease was mainly due to intense market competition and a decrease in the average per minute usage charge due to promotional packages to encourage usage. This was partially offset by an 11.7% increase in outgoing traffic volume from 2005 to 2006. Our international settlement revenues decreased by 8.1% from NT$3.3 billion in 2005 to NT$3.1 billion (US$94 million) in 2006. This decrease was primarily due to the continued decline in international settlement rates.

Cellular Services

Cellular revenues comprised 39.5% and 39.2% of our revenues in 2005 and 2006, respectively. Our cellular revenues remained flat at NT$73.0 billion (US$2.3 billion) in 2005 and in 2006. While we experienced an increase in volume in 2006 from 2005, this was largely offset by tariff reductions which came into effect in June 2005 for SMS and in December 2005 for calls from mobile to fixed-line numbers. Outgoing traffic volume increased 3.4% from 8.9 billion minutes in 2005 to 9.2 billion minutes in 2006, as a result of an increase in the number of customers using cellular service.

Internet and Data Services

Internet and data revenues comprised 22.8% and 24.9% of our revenues in 2005 and 2006, respectively. Our internet and data revenues increased by 9.9% from NT$42.2 billion in 2005 to NT$46.3 billion (US$1.4 billion) in 2006 due primarily to an increase in our internet services.

Internet services. Our revenues attributable to internet services increased by 11.0% from NT$32.1 billion in 2005 to NT$35.5 billion (US$1.1 billion) in 2006. This increase was largely due to an increase in the number of our ADSL subscribers from 3.7 million as of December 31, 2005 to 3.9 million as of December 31, 2006. This increase was also due to a 4.7% increase in the number of our HiNet subscribers from 4.1 million as of December 31, 2005 to 4.3 million as of December 31, 2006. There was an increase in the number of FTTB customers from 20,000 in 2005 to 185,000 in 2006. However, the number of dial-up customers decreased from 1,166,092 in 2005 to 1,042,797 in 2006. Calls to HiNet are recorded as part of our internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our internet and data revenues. Usage fees from fixed line telephone calls to access internet service providers other than HiNet are recorded as fixed line revenues.

Data services. Revenues from our data services increased by 6.6% from NT$10.1 billion in 2005 to NT$10.8 billion (US$0.3 billion) in 2006. This increase was principally due to an increase in revenues from leased line services and additional operating revenue from our new subsidiary, Chief Telecom, in which we acquired a 70% interest in September 2006. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed lease lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators and international leased line service providers, as well as the continued migration of domestic leased line users to ADSL services.

Other

Other revenues comprised 1.8% and 2.1% of our revenues in 2005 and 2006, respectively.

Our other revenues increased by 24.1% from NT$3.2 billion in 2005 to NT$4.1 billion (US$124 million) in 2006. This increase in other revenues was primarily due to an NT$0.9 billion increase in revenues from our corporate solution business, MOD, real estate leasing and sales of 3G cellular handsets and data cards. This increase was partially offset by a NT$66 million decrease from paging services, which beginning in 2006 is accounted for under “Other”.

Operating Costs and Expenses

Our operating costs and expenses decreased by 6.8% from NT$139.6 billion in 2005 to NT$130.0 billion (US$4.0 billion) in 2006. This decrease was primarily due to decreases in stock compensation expenses. As a percentage of revenues, operating costs and expenses decreased from 75.5% in 2005 to 69.8% in 2006.

Costs of Revenues

Costs of revenues include personnel expenses, international settlement costs, handset incentives, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of revenues decreased by 8.0% from NT$68.1 billion in 2005 to NT$62.6 billion (US$1.9 billion) in 2006. This decrease was principally a result of: an NT$7.2 billion decrease in employees’ purchases of our common shares at discounts under our priority share subscription program; a NT$438 million profit increase resulting from sales of fixed assets; NT$383 million increase in contractual penalty payments from third-party contractors relating to project delays and a NTS369 million income increase due to sales of scrap inventory. This decrease was partially offset by an NT$1.2 billion increase in our handset incentives and an NT$1.2 billion increase in special termination benefits under our early retirement program. We recognize compensation expense when our employees purchase our common shares at discounts under the priority share subscription program.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 12.7% from NT$23.7 billion in 2005 to NT$20.6 billion (US$0.6 billion) in 2006. This decrease was mainly due to an NT$4.0 billion decrease in employees’ purchases of our common shares at discounts under our priority share subscription program, and partially offset by an NT$0.8 billion increase in special termination benefits under our early retirement program.

General and Administrative

Our general and administrative expenses decreased by 5.4% from NT$3.5 billion in 2005 to NT$3.3 billion (US$0.1 billion) in 2006. This decrease was primarily due to a decrease of NT$0.7 billion in compensation expense due to a decrease in employees’ purchases of our common shares at discounts under our employee priority share subscription program. This decrease was partially offset by an increase of NT$0.2 billion in special termination benefits under our early retirement program and an NT$0.2 billion increase in donations to non-profit organizations.

Research and Development

Our research and development expenses decreased by 10.2% from NT$3.1 billion in 2005 to NT$2.8 billion (US$87 million) in 2006. This decrease was primarily due to a decrease of NT$0.5 billion in compensation expense due to a decrease in employees’ purchase of our common shares at discounts under our employee priority share subscription program, and partially offset by an increase of NT$53 million in special termination benefit under early retirement program. Our research and development expenses decreased as a percentage of our revenues from 1.7% in 2005 to 1.5% in 2006.

Depreciation and Amortization

Our depreciation and amortization expenses decreased by 1.2% from NT$41.2 billion in 2005 to NT$40.7 billion (US$1.2 billion) in 2006. This decrease was mainly due to decreases in capital expenditure since 2002, and partially offset by the amortization of our 3G license.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Cellular Service(1)	Internet and Data	Other(1)	Total
	(in billions of NT$)
As of and for the year ended December 31, 2006
Operating costs and expenses	34.7	1.2	7.0	23.1	15.8	3.3	85.1
Unallocated corporate expenses							4.3

Total operating costs and expenses							89.4

Depreciation and amortization	18.0	0.7	0.5	8.2	12.4	0.8	40.6
Unallocated corporate expenses							0.1

Total depreciation and amortization							40.7

As of and for the year ended December 31, 2005
Operating costs and expenses	36.0	1.5	7.6	22.8	22.4	3.2	93.5

Unallocated corporate expenses							4.9

Total operating costs and expenses							98.4

Depreciation and amortization	19.0	0.7	0.7	7.4	12.4	0.8	41.0

Unallocated corporate expenses							0.2

Total depreciation and amortization							41.2

(1)	Beginning with the fiscal year ended December 31, 2006, we no longer combine cellular and paging services in one business segment. Instead, operating costs and expenses from paging services are included in Other. For this reason, operating costs and expenses for 2005 have been reclassified on a comparable basis.

Local telephone services

Our local telephone operating expenses, excluding depreciation and amortization, decreased by 3.5% from NT$36.0 billion in 2005 to NT$34.7 billion (US$1.1 billion) in 2006, primarily due to an NT$4.4 billion decrease in employees’ purchases of our common shares at discount under our employee priority share subscription program, partially offset by an NT$1.6 billion increase in special termination benefits under our early retirement program, an NT$1.1 billion increase in bonus for employees and remuneration for directors and supervisors and an NT$0.6 billion increase in performance-based bonuses. Our depreciation and amortization expenses relating to local telephone services decreased by 5.6% from NT$19.0 billion in 2005 to NT$18.0 billion (US$0.6 billion) in 2006. The decrease was primarily due to a decrease in depreciation expenses because of an increase in obsolete equipment.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, decreased by 17.8% from NT$1.5 billion in 2005 to NT$1.2 billion (US$38 million) in 2006,primarily due to an NT$0.2 billion decrease in the employees’ purchases of our common shares at discount under our employee priority share subscription program. Our depreciation and amortization expenses relating to domestic long distance telephone services remained flat at NT$0.7 billion in 2005 and in 2006.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, decreased by 8.4% from NT$7.6 billion in 2005 to NT$7.0 billion (US$0.2 billion) in 2006. The decrease was primarily due to an NT$0.4 billion decrease in the employees’ purchase of our common shares at discounts and an NT$0.8 billion decrease in international long distance telephone settlement fees; partially offset by an NT$0.2 billion increase in material expenses and an NT$0.2 billion increase in interconnection fees. Our depreciation and amortization expenses relating to international long distance telephone services decreased by 16.8% from NT$0.7 billion in 2005 to NT$0.5 billion (US$17 million) in 2006. The decrease in depreciation and amortization expenses was mainly due to a decrease in expenditures relating to equipment upgrades.

Cellular Services

Our cellular operating expenses, excluding depreciation and amortization, increased by 1.5% from NT$22.8 billion in 2005 to NT$23.1 billion (US$0.7 billion) in 2006. This increase was primarily due to an NT$1.1 billion increase in marketing expenses, an NT$0.2 billion increase in bonus for employees and remuneration for directors and supervisors and a NT$0.2 billion increase in special termination benefits under our early retirement program partially offset by an NT$1.2 billion decrease in the employees’ purchases of our common shares at discounts under our employee priority share subscription program. Our depreciation and amortization expenses relating to cellular services increased by 10.9% from NT$7.4 billion in 2005 to NT$8.2 billion (US$0.3 billion) in 2006. The increase was mainly due to an NT$0.5 billion increase in depreciation caused by purchases of new equipment such as mobile exchangers and signal transmitters and receivers; and an NT$0.3 billion increase in amortization of 3G license fees.

Internet and Data Services

Our internet and data operating expenses, excluding depreciation and amortization, decreased by 29.2% from NT$22.4 billion in 2005 to NT$15.8 billion (US$0.5 billion) in 2006. This decrease was primarily due to an NT$5.3 billion decrease in the employees’ purchases of our common shares at discounts under our employee priority share subscription program; and an NT$1.1 billion decrease in printing and mailing expenses of bills after the business was relocated to local telephone services. Our depreciation and amortization expenses relating to internet and data services remained flat at NT$12.4 billion in 2005 and in 2006.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased by 24.7% from NT$45.1 billion in 2005 to NT$56.3 billion (US$1.7 billion) in 2006. Our operating margin increased from 24.5% in 2005 to 30.2% in 2006.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Cellular Service(1)	Internet and Data	Other(1)	Total
	(in billions of NT$)
As of and for the year ended December 31, 2006
Income from operations	0.5	7.1	2.9	30.2	20.6	(0.5)	60.8
Elimination of intersegment income	(14.1)	0.9	3.6	11.5	(2.5)	0.6	0

	(13.6)	8.0	6.5	41.7	18.1	(0.1)	60.8

Unallocated corporate expenses							(4.5)

Total income from operations							56.3

As of and for the year ended December 31, 2005
Income from operations	(0.9)	7.7	3.1	30.2	11.4	(1.3)	50.2
Elimination of intersegment income	(13.3)	1.0	3.2	12.6	(4.0)	0.5	0

	(14.2)	8.7	6.3	42.8	7.4	(0.8)	50.2

Unallocated corporate expenses							(5.1)
Total income from operations							45.1

(1)	Beginning with the fiscal year ended December 31, 2006, we no longer combine cellular and paging services in one business segment. Instead, income from operations from paging services are included in Other. For this reason, income from operations for 2005 have been reclassified on a comparable basis.

As a result of the foregoing, in 2005 compared to 2006 operating loss for our local telephone services decreased by 4% from NT$14.2 billion to NT$13.6 billion (US$0.4 billion); operating income for our domestic long distance telephone services decreased by 8.4% from NT$8.7 billion to NT$8.0 billion (US$0.2 billion); operating income for our international long distance telephone services increased by 3.4% from NT$6.3 billion to NT$6.5 billion (US$0.2 billion); operating income for our cellular services decreased by 2.7% from NT$42.8 billion to NT$41.7 billion (US$1.3 billion); and operating income for our internet and data services increased by 145% from NT$7.4 billion to NT$18.1 billion (US$0.6 billion).

Our management evaluates our business segments taking into account internal and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income and Other Expenses

Our other income decreased by 22.2% from NT$2.0 billion in 2005 to NT$1.6 billion (US$47 million) in 2006. This decrease was primarily due to an NT$0.2 billion decrease in rental income as rental income was recategorized from other income in 2005 to revenue—other in 2006 and an NT$0.1 billion decrease in foreign exchange loss. We recategorized rental income from other income to revenues—other in 2006 as we have begun investing in real estate revitalization projects as part of our efforts to make more productive use of certain undeveloped or underdeveloped properties that we own and therefore expect rental income will increase in future years.

Our other expenses decreased by 55.2% from NT$1.1 billion in 2005 to NT$0.5 billion (US$15 million) in 2006. This decrease was largely due to a NT$740 million impairment loss on our long-term investment in the Taipei 101 building in 2005.

Income Tax

Our income tax was NT$12.7 billion in 2005, compared to NT$15.3 billion (US$469 million) in 2006. Our effective tax rate was 27.7% in 2005 and 26.6% in 2006.

Net Income

As a result of the foregoing, our net income increased by 26.3% from NT$33.3 billion in 2005 to NT$42.1 billion (US$1.3 billion) in 2006. Our net margin was 18.0% in 2005 and 22.6% in 2006.

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

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 8.3% from NT$12.0 billion in 2004 to NT$11.0 billion (US$0.3 billion) in 2005. This decrease was mainly due to a decrease in traffic volume from 5.6 billion minutes in 2004 to 5.1 billion minutes in 2005. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to broadband and cellular services and increased competition from other fixed line operators. The rate of migration from fixed line services to cellular services has been slowing in the past two years as the cellular market becomes increasingly saturated. Our interconnection revenues also decreased as a result of more direct connections between private operators.

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

Cellular Services

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

Internet and Data Services

Internet and data revenues comprised 21.2% and 22.8% of our revenues in 2004 and 2005, respectively. Our internet and data revenues increased by 7.2% from NT$39.3 billion in 2004 to NT$42.2 billion (US$1.3 billion) in 2005 due primarily to an increase in our internet services.

Internet services. Our revenues attributable to internet services increased by 8.6% from NT$29.5 billion in 2004 to NT$32.1 billion (US$1.0 billion) in 2005. This increase was largely due to an increase in the number of our ADSL subscribers from 3.1 million as of December 31, 2004 to 3.7 million as of December 31, 2005. This increase was also due to a 7.6% increase in the number of our HiNet subscribers from 3.8 million as of December 31, 2004 to 4.1 million as of December 31, 2005. Calls to HiNet are recorded as part of our internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our internet and data revenues. Usage fees from fixed line telephone calls to access internet service providers other than HiNet are recorded as fixed line revenues.

Data services. Revenues from our data services increased by 3.0% from NT$9.8 billion in 2004 to NT$10.1 billion (US$0.3 billion) in 2005. This increase was principally due to an increase in revenues from our hiLink virtual private network service. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed lease lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators and international leased line service providers, as well as the continued migration of domestic leased line users to ADSL services. The effects of tariff decreases were generally offset by the continued increase in the usage of our leased line services in 2005.

Other

Other revenues comprised 1.9% and 1.8% of our revenues in 2004 and 2005, respectively.

Our other revenues decreased by 6.7% from NT$3.5 billion in 2004 to NT$3.2 billion (US$99.7 million) in 2005. This decrease in other revenues was primarily due to an NT$0.3 billion decrease in revenues from our corporate solution business and a decrease in revenues of NT$0.2 billion from our paging services.

Operating Costs and Expenses

Our operating costs and expenses increased by 12.8% from NT$123.7 billion in 2004 to NT$139.6 billion (US$4.3 billion) in 2005. This increase was primarily due to increases in stock compensation expenses and performance-based bonuses. As a percentage of revenues, operating costs and expenses increased from 66.8% in 2004 to 75.5% in 2005.

Costs of Revenues

Costs of revenues include personnel expenses, international settlement costs, handset incentives, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our costs of revenues increased by 16.0% from NT$58.7 billion in 2004 to NT$68.1 billion (US$2.1 billion) in 2005. This increase was principally a result of: an NT$7.2 billion increase in employees’ purchase of our common shares at discounts; an NT$0.9 billion increase in our handset incentives; an NT$0.8 billion increase in performance-based bonuses; and an NT$0.3 billion impairment loss on long-term assets. We recognize compensation expense when our employees purchase our common shares at discounts under the priority share subscription program.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, increased by 22.6% from to NT$19.3 billion in 2004 to NT$23.7 billion (US$0.7 billion) in 2005. This increase was mainly due to an NT$4.0 billion increase in employees’ purchase of our common shares at discounts and an NT$0.4 billion increase in performance-based bonuses. We recognize compensation expense when our employees purchase our common shares at discounts under the priority share subscription program.

General and Administrative

Our general and administrative expenses increased by 37.5% from NT$2.5 billion in 2004 to NT$3.5 billion (US$0.1 billion) in 2005. This increase was primarily due to an increase of NT$0.7 billion in compensation expense arising under our employee priority share subscription program; and an increase of NT$76 million in performance-based bonuses. We recognize compensation expense when our employees purchase our common shares at discounts under the priority share subscription program. The higher compensation expense in 2005 was largely due to an increase in such purchases by our employees compared to 2004.

Research and Development

Our research and development expenses increased by 27.0% from NT$2.5 billion in 2004 to NT$3.1 billion (US$0.1 billion) in 2005. This increase was primarily due to an increase of NT$0.5 billion in compensation expense as a result of an increase in employees’ purchases of our common shares at a discount under our employee priority share subscription program and an increase of NT$74 million in performance-based bonuses. Our research and development expenses increased as a percentage of our revenues from 1.3% in 2004 to 1.7% in 2005.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 1.1% from NT$40.7 billion in 2004 to NT$41.2 billion (US$1.3 billion) in 2005. This increase was mainly due to the amortization of our 3G licence.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Cellular Service	Internet and Data	Other(1)	Total
	(in billions of NT$)
As of and for the year ended December 31, 2005
Operating costs and expenses	36.0	1.5	7.6	22.8	22.4	3.2	93.5

Unallocated corporate expenses							4.9

Total operating costs and expenses							98.4

Depreciation and amortization	19.0	0.7	0.7	7.4	12.4	0.8	41.0

Unallocated corporate expenses							0.2

Total depreciation and amortization							41.2

As of and for the year ended December 31, 2004
Operating costs and expenses	32.2	1.2	7.5	19.9	16.2	2.0	79.0
Unallocated corporate expenses							4.0

Total operating costs and expenses							83.0

Depreciation and amortization	20.0	0.8	0.7	5.9	12.4	0.8	40.6
Unallocated corporate expenses							0.1

Total depreciation and amortization							40.7

(1)	Beginning with the fiscal year ended December 31, 2006, we no longer combine cellular and paging services in one business segment. Instead, operating costs and expenses from paging services are included in Other. For this reason, operating costs and expenses for 2004 and 2005 have been reclassified on a comparable basis.

Local telephone services

Our local telephone operating expenses, excluding depreciation and amortization, increased by 11.8% from NT$32.2 billion in 2004 to NT$36.0 billion (US$1.1 billion) in 2005. This increase was primarily due to an NT$4.5 billion increase in employees’ purchase of our common shares at discount. Our depreciation and amortization expenses relating to local telephone services decreased by 4.9% from NT$20.0 billion in 2004 to NT$19.0 billion (US$0.6 billion) in 2005. The decrease was a result of a decrease in depreciation and amortization expenses because of an increase in obsolete equipment.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, increased by 23.2% from NT$1.2 billion in 2004 to NT$1.5 billion (US$46 million) in 2005. The increase was primarily due to an NT$0.2 billion increase in the employees’ purchase of our common shares at discount. Our depreciation and amortization expenses relating to domestic long distance telephone services decreased by 12.7% from NT$0.8 billion in 2004 to NT$0.7 billion (US$21.9 million) in 2005. The decrease in depreciation and amortization expenses was mainly due to a slow-down of our upgrading equipment.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, increased by 1.0% from NT$7.5 billion in 2004 to NT$7.6 billion (US$0.2 billion) in 2005. The increase was primarily due to an NT$0.35 billion increase in the employees’ purchase of our common shares at discounts. Our depreciation and amortization expenses relating to international long distance telephone services remained flat at NT$0.7 billion in 2004 and in 2005.

Cellular Services

Our cellular operating expenses, excluding depreciation and amortization, increased by 14.3% from NT$19.9 billion in 2004 to NT$22.8 billion (US$0.7 billion) in 2005. This increase was primarily due to an NT$1.2 billion increase in the employees’ purchase of our common shares at discounts and an NT$1 billion increase in marketing expenses. Our depreciation and amortization expenses relating to cellular services increased by 25.8% from NT$5.9 billion in 2004 to NT$7.4 billion (US$0.2 billion) in 2005. The increase was mainly due to an NT$1.0 billion increase in depreciation caused by purchases of new equipment such as mobile exchangers and signal transmitters and receivers and an NT$0.4 billion increase in amortization of 3G license fees.

Internet and Data Services

Our internet and data operating expenses, excluding depreciation and amortization, increased by 37.8% from NT$16.2 billion in 2004 to NT$22.4 billion (US$0.7 billion) in 2005. This increase was primarily due to an NT$5.3 billion increase in the employees’ purchase of our common shares at discounts. Our depreciation and amortization expenses relating to internet and data services remained flat at NT$12.4 billion in 2004 and in 2005.

Operating Income and Operating Margin

As a result of the foregoing, our operating income decreased by 26.5% from NT$61.5 billion in 2004 to NT$45.1 billion (US$1.4 billion) in 2005. Our operating margin decreased from 33.2% in 2004 to 24.5% in 2005.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Cellular Service	Internet and Data	Other1)	Total
	(in billions of NT$)
As of and for the year ended December 31, 2005
Income from operations	(0.9)	7.7	3.1	30.2	11.4	(1.3)	50.2
Elimination of intersegment income	(13.3)	1.0	3.2	12.6	(4.0)	0.5	—

	(14.2)	8.7	6.3	42.8	7.4	(0.8)	50.2

Unallocated corporate expenses							(5.1)
Total income from operations							45.1
As of and for the year ended December 31, 2004
Income from operations	6.1	8.5	3.9	32.7	14.0	0.4	65.6
Elimination of intersegment income	(13.3)	1.4	3.1	11.8	(3.3)	0.3	—

	(7.2)	9.9	7.0	44.5	10.7	0.7	65.6

Unallocated corporate expenses							(4.1)

Total income from operations							61.5

(1)	Beginning with the fiscal year ended December 31, 2006, we no longer combine cellular and paging services in one business segment. Instead, income from operations from paging services are included in Other. For this reason, income from operations for 2004 and 2005 have been reclassified on a comparable basis.

As a result of the foregoing, in 2004 compared to 2005 operating loss for our local telephone services increased by 96.6% from NT$7.2 billion to NT$14.2 billion (US$434.3 million); operating income for our domestic long distance telephone services decreased by 11.8% from NT$9.9 billion to NT$8.7 billion (US$265.9 million);

operating income for our international long distance telephone services decreased by 9.9% from NT$7.0 billion to NT$6.3 billion (US$192.1 million); operating income for our cellular services decreased by 3.7% from NT$44.5 billion to NT$42.8 billion (US$1.3 billion); and operating income for our internet and data services decreased by 31.1% from NT$10.7 billion to NT$7.4 billion (US$225.4 million).

Our management evaluates our business segments taking into account internal and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income and Other Expenses

Our other income increased by 75.9% from NT$1.1 billion in 2004 to NT$2.0 billion (US$60 million) in 2005. This increase was primarily due to an NT$228 million increase in interest income, an NT$128 million increase in gains on sales of short-term investment and an NT$90 million increase resulting from equity in earnings of unconsolidated companies.

Our other expenses increased by 163.8% from NT$0.4 billion in 2004 to NT$1.1 billion (US$34 million) in 2005. This increase was largely due to a NT$740 million impairment loss on our long-term investment in the Taipei 101 building in 2005.

Income Tax

Our income tax was NT$11.3 billion in 2004, compared to NT$12.7 billion (US$388 million) in 2005. Our effective tax rate was 18.1% in 2004 and 27.7% in 2005.

Net Income

As a result of the foregoing, our net income decreased by 34.6% from NT$50.9 billion in 2004 to NT$33.3 billion (US$1.0 billion) in 2005. Our net margin was 27.5% in 2004 and 18.0% in 2005.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(in billions)
	NT$	NT$	NT$	US$
Net cash provided by operating activities	91.6	86.2	100.1	3.1
Net cash used in investing activities	(32.4)	(28.0)	(19.1)	(0.6)
Net cash used in financing activities	(43.4)	(45.6)	(52.2)	(1.6)
Net increase in cash and cash equivalents	15.8	12.6	28.8	0.9
Cash and cash equivalents at end of period	29.3	41.9	70.7	2.2

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient for our present requirements.

In 2006, our net cash provided by operating activities totaled NT$100.1 billion (US$3.1 billion), compared with NT$86.2 billion in 2005. This increase was primarily due to an NT$10.1 billion decrease in income tax expenditure. In 2005, our net cash provided by operating activities totaled NT$86.2 billion compared with NT$91.6 billion in 2004. This decrease was primarily due to a decrease in net income.

Historically, net cash provided by operating activities has been sufficient to cover our capital expenditures, including the ongoing expansion and modernization of our networks. Our net cash used in investing activities decreased from NT$28.0 billion in 2005 to NT$19.1 billion (US$0.6 billion) in 2006, principally as a result of an NT$12.7 billion increase in purchases and sales of short-term investments offset by NT$4.8 billion increase in acquisition of property, plant and equipment. Our net cash used in investing activities decreased from NT$32.4 billion in 2004 to NT$28.0 billion in 2005, principally as a result of an NT$4.3 billion decrease in purchases and sales of short-term investments.

In 2006, our net cash used in financing activities totaled NT$52.2 billion (US$1.6 billion), which reflected NT$40.7 billion of payment of dividends and NT$11.4 billion of purchase of treasury stock during that period. In 2005, our net cash used in financing activities totaled NT$45.6 billion, which reflected NT$45.3 billion of payment of dividends during that period. In 2004, our net cash used in financing activities totaled NT$43.4 billion, which reflected NT$43.4 billion of payment of dividends during that period.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations.

In future years, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our networks combined with anticipated outlays for the introduction of new services, including our 3G cellular services. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next 12 months.

As of December 31, 2006, our primary source of liquidity was NT$70.7 billion (US$2.2 billion) of cash and cash equivalents. We had a portfolio of interest-free debt of approximately NT$0.7 billion, NT$0.5 billion and NT$0.3 billion (US$9.2 million) as of December 31, 2004, 2005 and 2006, respectively. Our only long-term loan has a five-year term with three annual installment payments due beginning in March 2005 and ending in March 2007. We are not subject to any covenants under any of our long-term loan facilities.

On November 18, 2005, our subsidiary Chief Telecom Inc. obtained a secured loan in the amount of NT$23 million from Chinatrust Commercial Bank at an annual interest rate of 3.05%. Interest and principle are payable monthly and the secured loan is due by November 18, 2007. Chief Telecom Inc. also has short-term loans in the amount of NT$126 million at a floating rate equivalent to the two-year time deposit interest rate plus 0.7%, which will be due on October 11, 2007.

In 1995, we and several other public utilities companies in Taiwan were required by the Republic of China government to contribute funds as a part of the government’s effort to upgrade the existing telecommunication and other infrastructure in Taiwan. As of December 31, 2006, we have contributed NT$2.0 billion to the funds, and the contributions were accounted for as “Other assets- Other” on our balance sheets. If the contributions to the funds are not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the funds and the governmental agencies will determine if and when to raise additional capital and the amounts of such contributions from each party. This fund allows us to obtain unsecured interest-free loans up to the original amount contributed to the fund. As of December 31, 2006, we had total outstanding borrowings of NT$0.3 billion from this fund, which is due within one year. We are not required to provide any collateral to secure these borrowings.

We have a revolving credit facility with a term of one year. As of December 31, 2006, we had not made any drawdowns under this facility. We are not subject to any covenants for borrowings under this facility. In the past, we had from time to time issued commercial paper to fund our working capital needs. In 2006, we did not issue any commercial paper. We may issue commercial paper in the future for our short-term cash requirements.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Capital Expenditures

The following table sets forth a summary of our capital expenditures for the periods indicated.

	For the year ended December 31,
	2004		2005		2006
	(NT$ in million, except percentages)
Capital Expenditures
Wireline equipment(1)	16,611	72.6%	17,857	77.9%	17,898	64.7%
Cellular equipment	5,512	24.1	4,449	19.4	9,405	34.0
Others	766	3.3	624	2.7	377	1.3

Total capital expenditures	22,889	100.0%	22,930	100.0%	27,680	100.0%

(1)	Wireline equipment used to provide fixed line services and data and internet services. Some wireline equipment is jointly used by fixed line and data and internet services.

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2007.

	For the year ending December 31, 2007
	(in millions of NT$, except percentages)
Capital Expenditures
Wireline equipment	22,490	75.0%
Cellular equipment	6,377	21.3
Others	1,128	3.7

Total capital expenditures	29,995	100.0%

We expect our total capital expenditures to be approximately NT$30 billion in 2007. In future periods, we expect our total capital expenditures to rise due to the launch of new businesses, internet protocol next generation network migration, and 3G cellular network expansion. We expect to finance these capital expenditures with our cash flows from operations.

Inflation/Deflation

We do not believe that deflation or inflation in Taiwan has had a material impact on our results of operations.

Recent Accounting Pronouncements

In June 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United

States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact the adoption of SFAS No. 157 will have on the Company’s consolidated financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. The Interpretation prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. On January 1, 2007, the Company adopted FIN 48. The Company expects that the adoption of FIN48 will not have a significant impact on the Company’s consolidated financial position, results of operations and effective tax rate.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108. This Bulletin provides the Staff’s views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for consolidated financial statements on fiscal years ending after November 15, 2006. Adoption of this guidance did not materially impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this standard.

C. Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2004, 2005 and 2006, our research and development expenses excluding depreciation and amortization were approximately NT$2.5 billion, NT$3.1 billion and NT$2.8 billion (US$87 million), respectively, or 1.3%, 1.7% and 1.5% of our revenues, respectively.

We currently have more than 1,187 researchers focusing on the following areas:

•	wireless communication;

•	broadband transmission and access;

•	Internet and multimedia applications;

•	network operation support;

•	customer service information;

•	advanced technologies research; and

•	customer premises equipment.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our ADSL deployment, internet-based call center, e-commerce platform, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of March 31, 2007, we have been granted 257 domestic patents and 27 foreign patents.

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

E. Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2006.

	Total	2007	2008	2009	2010	After 2010
Contractual Obligations
Long-term debt(1)	0.3	0.3	—	—	—	—
Operating leases	3.1	1.2	0.9	0.6	0.3	0.1
Total	3.4	1.5	0.9	0.6	0.3	0.1

(1)	Amounts do not include interest payments as the majority of our long-term debt is interest-free.

As of December 31, 2006, we had remaining commitments under non-cancelable contracts with various parties as follows: acquisition of lands and buildings of NT$1.6 billion and acquisition of telecommunications equipment of NT$15.5 billion. We do not have any capital lease obligations or other long-term liabilities.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors, supervisors and executive officers and such person’s position as of March 31, 2007. There is no family relationship among any of these persons. All of our directors and supervisors were elected at our annual general shareholders’ meeting held on June 25, 2004 and have terms from June 25, 2004 to June 24, 2007.

Name	Age	Position	Tenure with us
Tan Ho Chen	57	Chairman and Chief Executive Officer	4 years
Shyue-Ching Lu	58	Director and President	29 years
Oliver F.L. Yu	61	Director	5 years
Yu-Huei Jea	64	Director	9 years
Jeng-Tsuen Liaw	64	Director	3 years
Chao-I Hsieh	59	Director	5 months
Neng-Pai Lin	54	Director	1.5 years
Chiu-Kuei Huang	53	Director	4 years
Lo-Ming Chung	56	Director	4 years
Chien-Cheng Lin	50	Director	3 years
Jing-Twen Chen(1)	53	Director	6 years
Zse-Hong Tsai(1)	46	Director	5 years
Joyce H.Y. Jen(1)	50	Director	3 years
Shih-Peng Tsai(2)	58	Director	34 years
Hsu-Chung Simon Chang(2)	48	Director	30 years
Judy Fu-meei Ju	50	Supervisor	5 years
Ming-Daw Chang	54	Supervisor	4 years
Yu-Hsien Lin	50	Supervisor	4 years
Yeong-Chwan Hwang	52	Supervisor	8 years
Feng-Hsiung Chang	63	Senior Executive Vice President	37 years
Joseph C.P. Shieh	47	Chief Financial Officer and Senior Vice President	2 months
Shaio-Tung Chang	60	Senior Vice President	38 years
John C.C. Hsueh	62	Senior Vice President	35 years
Hank Han-Chao Wang	58	Senior Vice President	32 years
Tsung-Yen Chang	58	Senior Vice President	33 years
Chun-Ming Hsieh	63	Executive Vice President	39 years
Chi-Mao Hsieh	53	Executive Vice President	30 years
Jen-Hung Lin	61	Executive Vice President	38 years
Hsiang-Yi Chen	55	Executive Vice President	31 years
Yen-Sung Lee	58	Executive Vice President	33 years
Cheng-Lang Huang	58	Executive Vice President	35 years

(1)	Independent director.
(2)	Shih-Peng Tsai was replaced by Hsu-Chung Simon Chang on March 9, 2006.

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

Yu-Huei Jea is a director of our company. Dr. Jea is also a Senior Counselor of the Ministry of Transportation and Communications. Dr. Jea was the Director General of the Department of Posts and Telecommunications from 1994 to 1996 and the Director General of the Directorate General of Telecommunications from 1996 to 1997. Dr. Jea holds a Ph.D. degree in electrical engineering from the University of Texas at Austin.

Jeng-Tsuen Liaw is a director of our company. Mr. Liaw is also a Director of Personnel Department, the Ministry of Transportation and Communications. He was the Director General of the Department of Manpower of Central Personnel Administration, Executive Yuan from 1995 to 2001. He graduated from the Department of Public Administration and Policy with a Bachelor’s degree from the National Chung-Hsing University in Taiwan. His specialty field is human resources management.

Chao-I Hsieh is a director of our company. Mr. Hsieh is also a Senior Counselor of the Ministry of Transportation and Communications. He holds a Ph.D. degree from Pennsylvania University, and he majored in city and regional planning.

Neng-Pai Lin is a director of our company. Mr. Lin is also a Professor of Health Care Organization Administration at the National Taiwan University. He holds a Ph.D. degree from Ohio State University in business administration.

Chiu-Kuei Huang is a director of our company. Ms. Huang is also currently the Director of Labor Relations, Department of the Council of Labor Affairs. Ms. Huang was the Director of the Labor Condition Department from 2002 to 2003. She graduated from the Institute of Labor Science, Chinese Culture University, with a Master’s degree in labor science.

Lo-Ming Chung is a director of our company. Mr. Chung is also currently the Executive Vice President of China Steel Corporation. He holds a Master of Business Administration degree from Arizona State University.

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

Zse-Hong Tsai is a director of our company. Dr. Tsai is also currently a Professor of Electrical Engineering at the National Taiwan University. His research interest includes broadband networking, performance evaluation and telecommunication regulations. Dr. Tsai holds a Ph.D. degree and a Master of Science degree in electrical engineering from the University of California at Los Angeles, and a Bachelor of Science degree in electrical engineering from the National Taiwan University.

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

Hsu-Chung Simon Chang is a director of our company. Mr. Chang is also President of Chunghwa Telecom Workers Union. He holds a Master’s degree in public affairs management from National Sun Yat-Sen University, ROC and a Bachelor’s degree in Foreign Languages & Literature from National Cheng Kung University. Mr. Chang is currently a student in the Ph.D. program at the Institute of Public Affair Management of National Sun Yat-Sen University.

Judy Fu-Meei Ju is a supervisor of our company. Ms. Ju also serves as the Third Department Director General of the Executive Yuan and as a public prosecutor in the Taiwan Superior Court Prosecutor’s Office. Ms. Ju holds a Ph.D. degree in law from the National Taiwan University.

Ming-Daw Chang is a supervisor of our company. Mr. Chang is currently the Deputy Director General of Examination Bureau of Financial Supervisory Commission. Mr. Chang has worked for the Ministry of Finance since 1985, the Banking Bureau since 1991 and the Financial Examination Bureau since 2004. Mr. Chang holds a Master’s degree in law from the Law Department of the Chinese Culture University in Taiwan.

Yu-Hsien Lin is a supervisor of our company. Mr. Lin is currently the Director of the Department of Accounting of the Ministry of Transportation and Communications. Mr. Lin was previously the Director of General Affairs of Directorate General of Budget, Accounting & Statistics, the Executive Yuan. Mr. Lin holds a Master’s degree in Statistics from the National Chung-Hsing University in Taiwan.

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

Feng-Hsiung Chang is a Senior Vice President of our company. Mr. Chang is also a director of Siemens Telecommunications Systems and Chunghwa Investment Co., Ltd. Mr. Chang served as Deputy Managing Director of the Northern Taiwan Telecommunications Administration from 1994 to 1996. Mr. Chang holds a Bachelor’s degree in business administration from Chung-Hsing University and a Master of Business Administration degree from the National Chiao Tung University, both in Taiwan.

Joseph C.P. Shieh is our Chief Financial Officer. Mr. Shieh served as an Executive Vice President and spokesman of Mega Financial Holding Company from February 2003 to January 2007. He was the Chairman of Mega Venture Investment Co. Ltd. from October 2004 to January 2007 and the CEO of the Investment Banking Business Group at Mega Financial Holding Company from July 2004 to January 2007. Dr. Shieh holds a Ph.D. degree in finance from Kent State University, Ohio.

Shaio-Tung Chang is a Senior Vice President of our company. Mr. Chang is also a director of Chunghwa Investment Co., Ltd. Mr. Chang served as Executive Vice President of our company and manager of our Mobile Business Group from July 2004 to March 2007. He also served as Executive Vice President of our company and manager of our International Business Group from December 2002 to July 2004. Mr. Chang holds a Master of Business Administration degree from the National Chiao Tung University in Taiwan.

John C.C. Hsueh is a Senior Vice President of our company. Mr. Hsueh is also a Board of Director of Taipei Financial Center Corp. He served as a President of Telecom Laboratories from October 1998 to October 2000. He also served as Executive Vice President of our company and as a manager of our Northern Taiwan Business Group from October 2000 to September 2006. Dr. Hsueh holds a Ph.D. degree in electric engineering and computer science.

Hank Han-Chao Wang is a Senior Vice President of our company. Mr. Wang is also a supervisor of Siemens Telecommunication System Limited. Mr. Wang served as the Senior Managing Director of the Finance Department of our company from 2001 to 2005, as Chief Financial Officer from April 2005 to January 2007 and has a total working experience of 32 years in our company. Mr. Wang holds a Master’s Degree in management science from the National Chiao Tung University in Taiwan.

Tsung-Yen Chang is a Senior Vice President of our company. Mr. Chang is also a director of the Taiwan International Standard Electronics Ltd. Mr. Chang served as Assistant Vice President of our company and deputy manager of our Northern Taiwan Business Group from August 2003 to January 2006. Prior to that, he was a Manager of the Banciao Operation Department. Mr. Chang holds a Master of Science degree from the National Chiao Tung University.

Chun-Ming Hsieh is an Executive Vice President of our company and a manager of our Northern Taiwan Business Group. He served as an Executive Vice President of our company and a manager of our Central Taiwan Business Group from July 2004 to September 2006. He holds a Bachelor’s degree in management science from National Chiao Tung University.

Chi-Mao Hsieh is an Executive Vice President of our company and a manager of our Southern Taiwan Business Group. Mr. Hsieh is also a manager of our Central Taiwan Business Group. He served as a president of the Department of Network from September 2001 to January 2004. He also served as Assistant Vice President of our company and deputy manager of our Central Taiwan Business Group from January 2004 to September 2006. Mr. Hsieh holds a Master of Business Administration degree from the National Taiwan University.

Jen-Hung Lin is an Executive Vice President and general manager of our Mobile Business Group of our company. Mr. Lin is also a director of the RPTI International Co., Ltd. Mr. Lin served as Assistant Vice President and deputy manager of our Mobile Business Group from July 1996 to January 2006. He also served as Executive Vice President of our company and manager of our International Business Group from January 2006 to March 2007. Mr. Lin graduated from New York Institute of Technology with Master’s degree in electrical engineering.

Hsiang-Yi Chen is an Executive Vice President and Manager of our Data Communications Business Group. Mr. Chen is also a director of the RPTI International Co., Ltd. Mr. Chen was the President of our Value-added Service Department of our Data Communications Business Group from May 1997 to January 2005 and was an Assistant Vice President of our company and Deputy Manager of our Data Communications Business Group from January 2005 to September 2006. Mr. Chen holds a Master’s degree in electronic engineering from National Taiwan University.

Yen-Sung Lee is an Executive Vice President and Manager of our Industrial Customer Group of our company. Mr. Lee was an Executive Vice President Manager of the Data Communications Business Group of our company from January 2002 to April 2005 and was the President of the Telecom Laboratories from April 2005 to February 2007. Mr. Lee holds a Ph. D. degree in information engineering from National Chiao Tung University.

Cheng-Lang Huang is an Executive Vice President of our company. Mr. Huang served as Assistant Vice President of our company and deputy manager of our Northern Taiwan Business Group from January 2005 to March 2007. He served as a president of the Department of Human Resources from June 2001 to January 2005. Mr. Huang holds a Master’s degree in computer engineering from the National Chiao Tung University in Taiwan.

B. Compensation

The compensation plan for our directors and supervisors, approved at our annual general shareholders’ meeting in 2006, stipulates that:

•

the chairman of our board of directors may receive a fixed monthly income of NT$330,000 and his non-fixed income such as performance-related bonuses may not exceed his fixed income each year, and the chairman will not receive any extra compensation for directors;

•

independent directors who serve in military, public office or hold teaching or administrative post may receive a fixed monthly compensation of NT$8,000, and those who do not service in military or public office or hold teaching or administrative post may receive a monthly compensation of NT$50,000;

•

directors and supervisors who serve in military, public office or hold teaching or administrative post may receive a monthly compensation of NT$8,000, and those directors and supervisors who do not serve in military and public office or hold teaching or administrative post may receive a monthly compensation of NT$30,000;

•	the labor union director only receives his fixed monthly income, and will not receive any extra compensation for directors.

Furthermore, the monthly compensation for our president, approved by our board of directors meeting in 2006, is NT$300,000, and his non-fixed income such as performance-related bonuses may not exceed his fixed income each year. If the president is also a director of the board, he will not receive any extra compensation for directors.

The compensation plan was put into practice on January 1, 2006. The aggregate amount of compensation that we paid to our directors, supervisors and executive officers in 2005 and 2006 was NT$35,601,063 and NT$91,281,404 respectively. The aggregate amount of compensation in 2006 includes an NT$68,839,752 salary payment for directors, supervisors and executive officers, an NT$15,337,128 bonus for directors and supervisors and an NT$7,104,524 bonus for executive officers and a labor union director. The 2006 compensation of our directors and supervisors may not exceed 0.2% of our distributable earnings and must be approved at our 2007 annual general shareholders’ meeting.

We do not have any service contracts with any directors providing for any benefits upon termination of employment.

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

Our articles of incorporation provide for a 7-to-15-member board of directors. Three independent directors were elected during our annual general shareholders’ meeting held on June 25, 2004. Pursuant to the Republic of China Securities and Exchange Act, as amended in January 2006, the Financial Supervisory Commission on

March 28, 2006 published a rule requiring listed non-financial-institution companies with paid-in capital exceeding NT$50 billion to appoint independent directors to their board of directors in accordance with the Act. This requirement shall apply to us upon expiry of the current term of our directors. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. The number of independent directors shall be not less than one-fifth of the total number of directors and not less than two in number. Pursuant to the relevant Republic of China regulations, our company is required to adopt the candidate-nomination-system as specified in the Republic of China Company Law to elect independent directors and both the board and shareholders holding one percent of our total outstanding shares or more will have the right to submit names for inclusion in the roster of independent director candidates. With respect to certain material decisions to be made by our company as specified in the Republic of China Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors and supervisors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the Republic of China Financial Supervisory Commission, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting. After our privatization on August 12, 2005, the number of labor union representatives on our board was reduced from three to one. As a result, our board currently is composed of 14 directors.

In accordance with our articles of incorporation, we are required to have 3 to 5 supervisors. We currently have 4 supervisors. In accordance with the Republic of China Company Law, our supervisors are elected by our shareholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years and their term may be renewed for any number of consecutive terms. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements prepared by the board of directors prior to the annual general shareholders’ meeting, calling of and giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our articles of incorporation or the resolutions adopted by our shareholders. The supervisors may be also removed from office at any time by a resolution adopted at a shareholders’ meeting.

In the event preferred shares are outstanding, the holder of these preferred shares will be entitled to appoint one director and one supervisor. Under the Telecommunications Act of the Republic of China, the preferred shares may only be issued to the Ministry of Transportation and Communications. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Preferred Shares.”

Under the Republic of China Company Law, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Except for our three independent directors, all of our directors and supervisors are representatives of the Ministry of Transportation and Communications. However, in accordance with the Republic of China Securities and Exchange Act, as amended, except with the approval of the Competent Authority (i.e. The Financial Supervisory Commission), a representative of the government or of a juristic person, as a shareholder of our company, may not be concurrently selected or serve as the director or supervisor from the time of expiration of the term currently being served by our directors or supervisors.

The business address of our directors, supervisors and executive officers is the same as our registered address.

Our audit committee was established in September 2004 and is comprised of our three independent directors: Joyce H.Y. Jen, Dr. Jing-Twen Chen and Dr. Zse-hong Tsai. Our audit committee is responsible for overseeing: (i) the review of and discussion with management regarding our consolidated financial statements and other financial reports and disclosure; (ii) the appointment of our principal accounting firm and approval of non-audit services provided by the principal accounting firm; (iii) the review and assessment of our internal control policy, procedures and functions; (iv) assisting management and our principal accounting firm to resolve any difficulties encountered in the course of audit work; (v) our compliance with legal and regulatory requirements impacting our financial reporting; (vi) the review and approval of procedures relating to major financial actions and related party transactions; and (vii) the assessment and management of our existing and potential risk exposure. Our board of directors has concluded that Dr. Jing-Twen Chen is our audit committee financial expert.

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

D. Employees

All of our employees are located in Taiwan and all are employed on a full-time basis. As of December 31, 2006, approximately 68.7% of our employees had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and April 30, 2006, which resulted in a reduction in our workforce of approximately 10,190 employees.

	2004	2005	2006
Employees
Technical	15,367	14,710	15,086
Operations	11,293	10,920	9,245
Administrative	1,858	1,779	1,542

Total	28,518	27,409	25,873

As of December 31, 2006, approximately 99% of our employees were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. In addition, we will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Commencing in 2005, in which our privatization was completed, prior to distributing any dividends to our shareholders, we were required to first distribute (1) not less than 1% of the distributable earnings to employees as bonuses and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Pursuant to our articles of incorporation, as last amended at our 2006 annual general shareholders’ meeting, prior to distributing any dividends to our shareholder, we must now distribute (1) between 2% and 5% of the distributable earnings to employees as bonuses and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.”

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

As of the date of this annual report, 762,886,886 of our common shares, representing 7.89% of our outstanding common shares, were sold under the two programs mentioned above.

In addition, the Ministry of Transportation and Communications has sold 47,126,272 of our common shares to our employees at par value, representing 0.49% of our outstanding shares.

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, whenever we issue new shares for cash, we must reserve up to 10% of the new shares to be issued on a favorable term for subscription by our employees.

E. Share Ownership

As of December 31, 2006, our directors, supervisors and executive officers personally held an aggregate 912,679 of our common shares, representing less than 0.01% of our outstanding common shares. As of the same date, we do not have any outstanding or unexercised options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 1, 2007, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the shareholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

	As of July 9, 2004		As of April 20, 2005		As of April 1, 2006		As of April 1, 2007
Name	Number	Percent	Number	Percent	Number	Percent	Number	Percent
The Republic of China government(1)	6,444,356,056	66.80	6,298,539,234	65.29	4,034,057,591	41.37	3,473,946,787	35.93
The Ministry of Transportation and Communications	6,265,072,056	64.94	6,256,292,234	64.85	3,991,572,591	41.37	3,423,082,447	35.41

(1)	Includes shares held through the Ministry of Transportation and Communications and other government-controlled entities

The Ministry of Transportation and Communications owned 6,259,973,541, or 64.89%, 4,001,984,546, or 41.48% and 3,430,403,286, or 35.48% of our outstanding common shares as of December 31, 2004, 2005 and 2006, respectively. Under our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the government’s ownership of our outstanding common shares falls below 50%, and the Ministry of Transportation and Communications exercised such right on April 4, 2006. Under our articles of incorporation, the holder of preferred shares is entitled to certain rights, including the right to veto any change in our name or our business and any transfer of the whole or the main part of our business or property.

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

We currently own 40% of Taiwan International Standard Electronics, 49% of Chunghwa Investment Co., Ltd. and 30% of Spring House Entertainment Inc. We have purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics for approximately NT$0.9 billion in 2004, NT$0.5 billion in 2005 and NT$0.9 billion (US$28 million) in 2006. We acquired from Chunghwa System Integration, a subsidiary of Chunghwa Investment Co., Ltd., network equipment and related supplies for approximately NT$0.2 billion in 2004, NT$0.3 billion in 2005 and NT$0.3 billion (US$9 million) in 2006. We believe that these transactions with Taiwan International Standard Electronics and Chunghwa System Integration have been conducted on arm’s length terms.

In 2005, our subsidiary Chief Telecom Inc. agreed to provide compensation to its board member Tai Zhong He for providing assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. The total compensation payable to Tai Zhong He for this pledge was NT$20 million. The amount was based on the number of days that the pledged assets were used by Chief Telecom Inc. as collateral and was calculated at an interest rate below 5%.

On January 15, 2007, we purchased a 31.5% stake, or 70,373,000 shares, of Senao International Co., Ltd, or Senao, a distributor of cellular handsets in Taiwan. On April 1, 2007, we entered into an agreement with Senao making Senao the exclusive distributor of cellular handsets to our retail outlets. Under the terms of the agreement, Senao will also provide cellular handset sales services in our retail outlets and exclusively sell our SIM cards in Senao’s own retail stores.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for a list of all consolidated financial statements filed as part of this annual report on Form 20-F.

Except as described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings,” we are not currently involved in material litigation or other proceedings that may have or have had in the recent past, significant effects on our financial position or profitability.

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the fiscal years ended June 30, 1998 and 1999, for the 18 months ended December 31, 2000, and the years ended December 31, 2001, 2002, 2003, 2004, 2005 and 2006. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate, to the Republic of China government and, in the case of our dividend distribution for the 18 months ended December 31, 2000, the years ended December 31, 2001, 2002, 2003, 2004, 2005 and 2006, also to our public shareholders.

	Dividends per common share(1)			Total dividends(1)
	(in billions)
Fiscal year ended June 30, 1998	NT$	4.99		NT$	48.1
Fiscal year ended June 30, 1999		4.76			45.9
18 months ended December 31, 2000		5.80			56.0
Year ended December 31, 2001		3.50			33.8
Year ended December 31, 2002		4.00			38.6
Year ended December 31, 2003		4.50			43.4
Year ended December 31, 2004		4.70			45.3
Year ended December 31, 2005		4.50	(2)		42.6	(2)
Year ended December 31, 2006		—	(3)		—	(3)

(1)	Cash dividend unless otherwise indicated.
(2)	Includes stock dividends of NT$0.20 per common share (equivalent to 20 shares for every 1,000 shares held) representing total stock dividends of NT$1.9 billion.
(3)	Dividends for 2006 are expected to be declared at our annual general shareholders’ meeting scheduled for June 2007.

We have historically distributed cash dividends to our shareholders equal to approximately 90% of our annual net income. We intend to maintain this dividend payout ratio in the future, subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. Prior to our privatization, the amount of our net income was determined for these purposes in accordance with Chunghwa Telecom Internal Accounting Principles, which took into account ROC GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises. Our net income after our privatization is determined in accordance with ROC GAAP and relevant laws and regulations, but not subject to the government guidelines applicable to state-owned enterprises. The amount of our net income determined for purposes of calculating our annual dividend payout may differ from the amount of our net income determined in accordance with US GAAP.

B. Significant Changes

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 20, 2007 was NT$64.0 per share.

	Closing price per common share		Average daily trading volume
	High	Low
	(NT$)	(NT$)	(in thousands)
2000 (from October 27)	100.50	75.00	8,393
2001	84.00	39.60	3,382
2002	55.00	43.20	2,398
2003	58.00	46.00	5,568
2004	64.00	49.40	8,995
2005	66.00	56.10	9,358
First Quarter	65.50	62.50	9,385
Second Quarter	65.30	59.00	8,052
Third Quarter	66.00	56.50	12,058
Fourth Quarter	58.10	56.10	7,962
2006	62.00	53.70	9,348
First Quarter	61.30	55.10	11,351
Second Quarter	62.00	58.50	7,825
Third Quarter	61.00	53.70	9,418
Fourth Quarter	60.60	54.70	8,929
October	58.00	54.70	7,427
November	59.40	56.90	11,035
December	60.60	59.20	8,154
2007
First Quarter	64.20	59.60	9,357
January	63.20	59.60	7,901
February	64.20	62.10	9,715
March	64.10	60.80	10,455
Second Quarter (through April 20)	65.2	63.4	6,283
April (through April 20)	65.2	63.4	6,283

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q205. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 20, 2007 was US$20.27 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2003 (from July 23)	16.10	13.38	680
2004	21.09	14.93	326
First Quarter	17.85	14.93	431
Second Quarter	18.09	15.85	417
Third Quarter	17.73	15.73	206
Fourth Quarter	21.09	17.85	261
2005	22.17	16.88	942
First Quarter	23.04	20.30	400
Second Quarter	21.54	19.57	306
Third Quarter	22.12	17.50	1,756
Fourth Quarter	18.46	16.95	1,286
2006	22.65	16.75	1,214
First Quarter	19.98	17.79	1,138
Second Quarter	22.65	18.38	966
Third Quarter	18.90	16.75	1,381
Fourth Quarter	20.00	17.34	1,371
October	18.44	17.34	1,695
November	20.00	18.25	1,355
December	19.96	18.98	1,032
2007	20.84	19.06	918
First Quarter	20.84	19.06	882
January	20.71	19.39	924
February	20.84	19.06	966
March	20.53	19.09	771
Second Quarter (through April 20)	20.38	19.30	1,079
April (through April 20)	20.38	19.30	1,079

As of April 15, 2007, a total of 307,398,771 ADSs and 9,667,845,093 of our common shares were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China. As of April 15, 2007, 3,073,988,523 shares were registered in the name of a nominee of The Bank of New York, the depositary under the deposit agreement.

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

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our articles of incorporation, includes (i) Telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the Republic of China, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) design, engineering and operation of information software and hardware service businesses and (v) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

General

Under our articles of incorporation as last amended on May 30, 2006, our authorized capital was increased to NT$120,000,000,020, divided into 12,000,000,000 common shares and two preferred shares, with par value of NT$10 per share. Our paid-in capital is NT$96,678,450,950, divided into 9,667,845,093 common shares and two non-transferable preferred shares. Since the preferred shares must be redeemed by the company in 2009, the shares are classified as other long-term liabilities. The redemption value of the preferred shares is NT$20. The Ministry of Transportation and Communications has the right to subscribe for two preferred shares in the event the government owns less than 50% of our common shares. On April 4, 2006, we issued two preferred shares to the Ministry of Transportation and Communications. We currently do not have any other equity in the form of convertible bonds or otherwise outstanding as of the date of this annual report.

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 35.41% of our outstanding common shares as of March 31, 2007. The remainder of our outstanding shares is held by public shareholders and other investors.

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

We are not permitted to distribute dividends or make other distributions to shareholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Law also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our shareholders at a shareholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to shareholders. Under our articles of incorporation as last amended on May 30, 2006, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Commencing in 2005, in which our privatization was completed, prior to distributing any dividends to our shareholders, we were required to first distribute (1) not less than 1% of the distributable earnings to employees as bonuses and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Pursuant to our articles of incorporation, as last amended at our 2006 annual general shareholders’ meeting, prior to distributing any dividends to our shareholder, we must now distribute (1) between 2% and 5% of the distributable earnings to employees as bonuses and (2) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. However, registration of the amended articles is still pending as the Ministry of Economic Affairs has requested that we make certain wording changes to one of the amendments relating to employee bonuses. We will revise the wording accordingly and submit the revised amendment to the shareholders at our next shareholders’ meeting for approval. Distributions for the year in which the privatization is completed will be distributed out of the profits generated from the date of privatization to the end of that fiscal year. The above percentages may be adjusted, with our shareholders’ approval, according to our actual profits, capital budget and funding conditions of that year.

However, registration of the amended articles is still pending as the Ministry of Economic Affairs has requested that we make certain wording changes to one of the amendments relating to employee bonuses. We will revise the wording accordingly and submit the revised amendment to the shareholders at our next shareholders’ meeting for approval.

Under the Republic of China Audit Law, the earnings and losses of a state-owned enterprise are audited by the Ministry of Audit under the Control Yuan of the Republic of China. As a result, if the amount of our earnings or loses decided by the auditing authority is different from the amount approved at our shareholders’ meeting, the latter amount shall be adjusted accordingly to be identical with the former amount, and the dividends and bonuses approved at our shareholders’ meeting will be adjusted accordingly and reported to the shareholders at the next shareholders’ meeting. However, following our privatization, we are no longer considered a state-owned enterprise for proposes of the Audit Law, and we are no longer subject to the Audit Law and audit by the Ministry of Audit.

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

Changes in Share Capital

Under the Republic of China Company Law, any change in our authorized share capital requires an amendment to our articles of incorporation, which in turn requires approval at our shareholders’ meeting. Authorized but unissued common shares may be issued, subject to applicable Republic of China law, upon terms as our board of directors may determine.

Preemptive Rights

Under the Republic of China Company Law and our articles of incorporation, when we issue new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings. Under our articles of incorporation as last amended on May 30, 2006, the company’s employees, whether or not they are our shareholders, have rights to subscribe for between 10 and 15% of any new issue. However, registration of our amended articles (including article relating to our employee preemptive rights) is still pending as the Ministry of Economic Affairs has requested that we make certain wording changes to the amendment. We will revise the wording accordingly and submit the revised amendment to the shareholders at our next shareholders’ meeting for approval.

In addition, in accordance with the Republic of China Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold except in certain limited circumstances. This percentage can be increased by a resolution passed at a shareholders’ meeting, held in accordance with the Company Law and our articles of incorporation which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

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

The Republic of China Company Law has been recently amended to allow shareholders holding 1% or more of the total issued shares of a company to submit, during the period of time prescribed by the company, one proposal in writing for discussion at the general meeting of shareholders. The amendment also provided that a company may adopt a nomination procedure for election of directors or supervisors. We have adopted a nomination procedure for election of independent directors as stipulated in our articles of incorporation which provides that shareholders holding 1% or more of our total issued shares may submit to us a list of candidates for independent director, along with relevant information and supporting documents.

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

Annual Consolidated Financial Statements

At least ten days before the annual general shareholders’ meeting, our annual consolidated financial statements must be available at our principal office in Taipei, Taiwan for inspection by the shareholders.

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

In addition, under the Republic of China Securities and Exchange Law, a company whose shares are listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Securities and Futures Bureau, purchase its shares for the following purposes on the Taiwan Stock Exchange, the GreTai Securities Market or by a tender offer:

•	for transfers of shares to its employees;

•	for conversion into shares from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by the company; and

•	for maintaining its credit and its shareholders’ equity, provided that the shares so purchased shall be cancelled thereafter.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.

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

Currently, subject to the specific restriction imposed by relevant regulations, the off-shore foreign institutional investors may invest in the Taiwan securities market without any amount restriction. However, a ceiling will be separately determined by the Securities and Futures Bureau after consultation with the Central Bank of the Republic of China (Taiwan) for investment by offshore oversea Chinese and foreign individual investors.

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

An ADS holder or the depositary, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the Republic of China, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payment for rights offerings. The depositary may be required to obtain foreign exchange payment approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of the Republic of China (Taiwan) will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

Exchange Controls

Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the Financial Supervisory Commission and by the Central Bank of the Republic of China (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million, (or its equivalent), respectively, in each calendar year. These limits apply to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

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

Estate Taxation and Gift Tax

Republic of China estate tax is payable on any property within Taiwan of a deceased person who is a non-resident individual, and Republic of China gift tax is payable on any property within Taiwan donated by any such person. According to the tax ruling dated December 27, 2006, from January 1, 2007, estate tax is payable at rates ranging from 2% of the first NT$670,000 to 50% of amounts over NT$111,132,000, and gift tax is payable at rates ranging from 4% of the first NT$670,000 to 50% of amounts over NT$50,090,000. Under Republic of China estate and gift tax laws, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether the ADSs will be regarded as property located in Taiwan under Republic of China estate and gift tax laws.

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

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations made by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a U.S. holder whose “functional currency” is not the United States dollar.

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

In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. Deposits or withdrawals of shares, actually or constructively, by U.S. holders for ADSs will not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that parties through whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described in “—Taxation of Dividends” below, applicable to dividends received by certain non-corporate holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described in “—Taxation of Dividends” below, could be affected by actions taken by parties through whom the ADSs are released.

Taxation of Dividends

The amount of distributions (other than certain pro rata distributions of shares to all shareholders) you receive on your shares or ADSs, including net amounts withheld in respect of Republic of China withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date received by the depositary. You will not be entitled to claim a dividends received deduction allowed to corporations under the Code with respect to distributions you receive from us.

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation in taxable years beginning before January 1, 2011, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation, provided further that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). Under current U.S. Treasury Department guidance, our ADSs, which are listed on the New York Stock Exchange, but not our common shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date received by the depositary, regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain conditions and limitations under the Code, you may be entitled to a credit or deduction against your U.S. federal income taxes for the net amount of any Republic of China taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of Republic of China taxes, any reduction of the amount withheld on account of a Republic of China credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends we pay with respect to shares or ADSs will generally be considered passive income from sources outside the United States. Further, a U.S. holder that

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

To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

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

For U.S. tax purposes, any such tax-free share distribution and any distributions in excess of current and accumulated earnings and profits generally would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any Republic of China withholding tax imposed on such distributions unless you can use the credit (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source gain or loss. If you are an individual, and have held the shares or ADSs being sold or otherwise disposed for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Any Republic of China securities transaction taxes that you pay generally will not be creditable foreign taxes for U.S. federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2006. In addition, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2007. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate U.S. person. Such payments may also be subject to backup withholding if you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the U.S. Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

•

If you sell your shares or ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you establish an exemption. If you sell your shares or ADSs outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your shares or ADSs through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” as to the United States;

•

is a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	the foreign partnership is engaged in a United States trade or business,

unless you establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, we are routinely subject to a variety of risks, including market risk associated with interest rate movements, currency rate movements on non-NT dollar denominated assets and liabilities and equity price movements on our portfolio of equity securities.

We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Sensitivity

We are subject to market rate risks due to fluctuations in interest rates for our short-term and long-term loans, but we do not expect these risks to have a material impact on our company. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, we believe our exposure to interest rate risk is minimal.

We had interest-free debt of approximately NT$0.7 billion, NT$0.5 billion and NT$0.3 billion (US$9.2 million) as of December 31, 2004, 2005 and 2006, respectively, consisting of a loan with a five-year term payable in three annual installments beginning in March 2005 and ending in March 2007. This loan was repaid in full in March 2007. On November 18, 2005, our subsidiary Chief Telecom Inc. obtained a two-year secured loan in the amount of NT$23 million from Chinatrust Commercial Bank at an annual interest rate of 3.05%, with interest and principle payable monthly. Chief Telecom Inc. also has short-term loans in the amount of NT$126 million at a floating rate equivalent to the two-year time deposit interest rate plus 0.7%, which will be due on October 11, 2007. We do not expect interest rate risk to have a material impact on our financial condition and results of operations.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of our telecommunications equipment being sourced from overseas suppliers and from our international settlement payments associated with our services for international calls and roaming traffic. Specifically, our foreign currency exposure relates primarily to our foreign-currency denominated purchase agreements, settlement of roaming and international traffic contracts in foreign currencies, and to a limited extent, cash and cash equivalents denominated in foreign currencies. We have entered into foreign exchange forward contracts and index future contracts designed to mitigate our exposure to foreign currency risks. We expect our foreign currency hedging activities to increase in the future. Net losses arising from these derivative financial instruments for the year ended December 31, 2006 were NT$52 million including realized settlement losses of NT$32 million and valuation losses of NT$20 million. We do not believe the gains and losses from these transactions to be material on our financial condition and results of operations.

Equity Price Risk

We are exposed to equity price risk as a result of the equities that we hold. Many of these equities are listed on stock market exchanges, and the value of our equity holdings fluctuates depending on the market conditions. During the year ended December 31, 2006, we entered into hedging transactions to manage the equity price risk exposure by purchasing index future contracts. We do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2004, 2005 and 2006.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a—15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2006 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management’s assessment, as well as the effectiveness of internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2006. Deloitte & Touche has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Chunghwa Telecom Co., Ltd. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 13, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the effect for the Company’s adoption of U.S. FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

/s/    Deloitte & Touche

Deloitte & Touche

Taipei, Taiwan

The Republic of China

March 13, 2007

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Jing-Twen Chen is our audit committee financial expert and an independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, supervisors, employees and officers, including our chief executive officer and chief financial officer. We have included a copy of code of ethics as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2004		2005		2006
Audit fees(1)	NT$	27,664	NT$	42,287	NT$	59,014	US$	1,811
Audit-related fees(2)		—		—		—		—
Tax fees(3)		319		—		—		—
All other Fees(4)		—		—		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below details our purchases of our own equities pursuant to the share repurchase program announced on February 9, 2006. Our share repurchase program authorized the purchase of a maximum of 250,000,000 shares of our common stock before the expiration of the program on April 9, 2006. Under this share repurchase program, we purchased 192,000,000 shares of our common stock before the expiration of the program.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on November 29, 2000 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2*	Articles of incorporation of the Company as last amended on May 30, 2006 (English Translation).

2.1	Form of Deposit Agreement among the Company, The Bank of New York, as depositary, and Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Shares (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-106416) filed with the Commission on July 15, 2003).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (English translation), as amended (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31731) filed with the Commission on May 26, 2006).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ TAN HO CHEN
Name:	Tan Ho Chen
Title:	Chairman and Chief Executive Officer

Date: April 23, 2007

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted SFAS No. 158 on December 31, 2006 and the impact on accumulated other comprehensive income is NT$226 million.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Our audits also comprehended the translation of New Taiwan Dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4. Such U.S. dollar amounts are presented for the convenience of the readers.

/s/ Deloitte & Touche

Deloitte & Touche

Taipei, Taiwan

Republic of China

March 13, 2007

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

		December 31
	Notes	2005	2006
		NT$	NT$	US$ (Note 4)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2,5,24	$41,891	$70,673	$2,169
Short-term investments	2,6,24	14,171	6,951	213
Trade notes and accounts receivable, net	2,7,20	12,839	12,630	388
Inventories	2,8	2,120	2,183	67
Prepaid expenses		1,149	907	28
Deferred income taxes	2,19	3,353	1,271	39
Other current assets	18,19	5,805	6,287	192

Total current assets		81,328	100,902	3,096

LONG-TERM INVESTMENTS	2,9,24	3,391	3,546	109

INVESTMENT IN PRIVATE MUTUAL FUND	2,10	481	—	—

PROPERTY, PLANT AND EQUIPMENT, NET	2,11,20	293,525	277,426	8,513

INTANGIBLE ASSETS
3G concession, net	2	9,732	8,983	276
Patents and computer software, net	2	184	210	6
Goodwill	2	—	73	2

Total intangible assets		9,916	9,266	284

OTHER ASSETS
Deferred income taxes, non-current	2,19	2,626	3,457	106
Other	21,24	3,901	4,184	128

Total other assets		6,527	7,641	234

TOTAL		$395,168	$398,781	$12,236

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	14,24	$—	$126	$4
Trade notes and accounts payable	20	10,673	9,906	304
Income tax payable	2,19	997	12,469	383
Accrued expenses	12,20	16,010	19,937	612
Current portion of deferred income	2	8,907	8,354	256
Current portion of long-term loan	15,24	200	323	10
Customers’ deposits	24	7,392	6,654	204
Other current liabilities	13,20	12,507	9,344	286

Total current liabilities		56,686	67,113	2,059

LONG-TERM LIABILITIES
Deferred income, net of current portion	2	10,147	9,350	287
Long-term loan, net of current portion	15,24	300	—	—
Accrued pension liabilities	2,18	—	1,612	50
Other		207	561	17

Total long-term liabilities		10,654	11,523	354

Total liabilities		67,340	78,636	2,413

MINORITY INTEREST		—	98	3

COMMITMENTS AND CONTINGENCIES	21,23
STOCKHOLDERS’ EQUITY	16
Capital stock–NT$10 (US$0.3) par value
Authorized–9,647,724,900 common shares at December 31, 2005; 12,000,000,000 common shares at December 31, 2006
Issued and outstanding–9,647,724,900 common shares at December 31, 2005, 9,667,845,093 common shares at December 31, 2006		96,477	96,678	2,967
Capital surplus		157,490	164,330	5,042
Retained earnings		73,864	58,727	1,801
Other comprehensive income		(3)	312	10

Total stockholders’ equity		327,828	320,047	9,820

TOTAL		$395,168	$398,781	$12,236

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

		Year Ended December 31
	Notes	2004	2005	2006
		NT$	NT$	NT$	US$ (Note 4)

REVENUES	20	$185,163	$184,696	$186,342	$5,718

OPERATING COSTS AND EXPENSES	2
Costs of revenues, excluding depreciation and amortization	20	58,664	68,073	62,606	1,921
Marketing, excluding depreciation and amortization	2	19,298	23,650	20,651	633
General and administrative, excluding depreciation and amortization		2,550	3,505	3,314	102
Research and development, excluding depreciation and amortization	2	2,476	3,144	2,824	87
Depreciation and amortization—cost of revenues		38,358	38,800	38,353	1,177
Depreciation and amortization—other operating expenses		2,345	2,363	2,297	70

Total operating costs and expenses		123,691	139,535	130,045	3,990

INCOME FROM OPERATIONS		61,472	45,161	56,297	1,728

OTHER INCOME
Interest		224	452	804	25
Other income		901	1,527	735	22

Total other income		1,125	1,979	1,539	47

OTHER EXPENSES
Interest		5	2	6	—
Impairment loss on long-term investments		—	740	—	—
Other expense		415	366	490	15

Total other expenses		420	1,108	496	15

INCOME BEFORE INCOME TAX AND MINORITY INTEREST		62,177	46,032	57,340	1,760

INCOME TAX	2,19	11,259	12,733	15,281	469

INCOME BEFORE MINORITY INTEREST		50,918	33,299	42,059	1,291

MINORITY INTEREST		—	—	13	—

NET INCOME		$50,918	$33,299	$42,072	$1,291

NET INCOME PER SHARE	2	$5.18	$3.39	$4.34	$0.13

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		9,836,839,398	9,836,839,398	9,686,928,910	9,686,928,910

NET INCOME PER PRO FORMA EQUIVALENT ADS	2	$51.76	$33.85	$43.43	$1.33

WEIGHTED AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING		983,683,940	983,683,940	986,692,891	986,692,891

COMPREHENSIVE INCOME
Net income	2	$50,918	$33,299	$42,072	$1,291
Cumulative translation adjustments		(5)	2	—	—
Unrealized gain on available-for-sale securities	2,6	—	—	541	16

Comprehensive income		$50,913	$33,301	$42,613	$1,307

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock			Retained Earnings				Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
	Common Shares	Amount	Capital Surplus	Legal Reserve	Losses on Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2003 (IN NT$)	9,647,724,900	$96,477	$135,873	$29,437	$2,675	$46,293	$78,405	$—	$—	$310,755

Additional capital contributed by government	—	—	32	—	—	—	—	—	—	32
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	457	—	—	—	—	—	—	457
Appropriations and distributions of 2003 earnings:
Legal reserve	—	—	—	4,850	—	(4,850)	—	—	—	—
Special reserve	—	—	—	—	1	(1)	—	—	—	—
Dividends declared	—	—	—	—	—	(43,414)	(43,414)	—	—	(43,414)
Net income	—	—	—	—	—	50,918	50,918	—	—	50,918
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	(5)	—	(5)

BALANCE, DECEMBER 31, 2004 (IN NT$)	9,647,724,900	96,477	136,362	34,287	2,676	48,946	85,909	(5)	—	318,743

Additional capital contributed by government	—	—	6	—	—	—	—	—	—	6
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	12,770	—	—	—	—	—	—	12,770
Additional capital contributed by MOTC—pension	—	—	8,352	—	—	—	—	—	—	8,352
Appropriations and distributions of 2004 earnings:

Legal reserve	—	—	—	4,986	—	(4,986)	—	—	—	—
Special reserve	—	—	—	—	4	(4)	—	—	—	—
Dividends declared	—	—	—	—	—	(45,344)	(45,344)	—	—	(45,344)
Net income	—	—	—	—	—	33,299	33,299	—	—	33,299
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	2	—	2

BALANCE, DECEMBER 31, 2005 (IN NT$)	9,647,724,900	96,477	157,490	39,273	2,680	31,911	73,864	(3)	—	327,828

Additional capital contributed by the MOTC through selling shares to employees at a discounted price (Note 17)	—	—	503	—	—	—	—	—	—	503
Employee stock bonus (Note 16)	23,005,695	230	1,151	—	—	—	—	—	—	1,381
Appropriations and distributions of 2005 earnings:
Legal reserve	—	—	—	4,765	—	(4,765)	—	—	—	—
Cash dividends—NT$4.3 per share	—	—	—	—	—	(40,660)	(40,660)	—	—	(40,660)
Stock dividends—NT$0.2 per share	189,114,498	1,891	9,456	—	—	(11,347)	(11,347)	—	—	—
Consolidated net income	—	—	—	—	—	42,072	42,072	—	—	42,072
Purchase treasury stock—192,000 thousand shares	—	—	—	—	—	—	—	—	(11,392)	(11,392)
Cancellation of treasury stock—192,000 thousand shares	(192,000,000)	(1,920)	(4,270)	—	—	(5,202)	(5,202)		11,392	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	541	—	541
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	—	—	—	—	(226)	—	(226)

BALANCE, DECEMBER 31, 2006 (IN NT$)	9,667,845,093	$96,678	$164,330	$44,038	$2,680	$12,009	$58,727	$312	$—	$320,047

BALANCE, DECEMBER 31, 2006 (IN US$) (Note 4)	9,667,845,093	$2,967	$5,042	$1,351	$82	$368	$1,801	$10	$—	$9,820

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 4)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$50,918	$33,299	$42,072	$1,291
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	1,565	920	617	19
Depreciation and amortization	40,703	41,163	40,650	1,247
Impairment loss on long-live assets	—	343	—	—
Impairment loss on long-term investments	—	740	—	—
Loss (gain) on sales of short-term investments	12	(232)	(93)	(3)
Loss on sale of investments in private mutual fund	—	—	7	—
Net loss (gain) on disposal of scrap inventories and property, plant and equipment	168	(305)	(751)	(23)
Equity in earnings of unconsolidated companies	(70)	(160)	(97)	(3)
Cash dividends received from equity investees	56	66	42	1
Unrealized losses on investment in private mutual fund	—	19	—	—
Stock compensation expenses for shares sold to employees at a discount	457	12,770	503	16
Employee stock bonus	—	—	1,151	35
Deferred income taxes	157	9,689	1,406	43
Minority interest	—	—	(13)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(382)	(72)	(298)	(9)
Inventories	(326)	(831)	580	18
Prepaid expenses	(108)	(547)	243	8
Other current assets	134	(4,210)	(474)	(14)
Other assets	742	(274)	285	8
Increase (decrease) in:
Trade notes and accounts payable	2,879	(4,002)	(1,500)	(46)
Income tax payable	109	(4,035)	11,472	352
Accrued expenses	162	1,642	4,120	126
Customers’ deposits	(2,421)	(1,012)	(738)	(23)
Other current liabilities	464	587	774	24
Accrued pension liabilities	(1,229)	1,381	1,269	39
Deferred income	(2,385)	(778)	(1,377)	(42)
Other liabilities	(40)	4	301	9

Net cash provided by operating activities	91,565	86,165	100,151	3,073

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts in Millions)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 4)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	$(9,127)	$(4,824)	$(4,149)	$(128)
Proceeds from disposal of available-for-sale securities	—	—	12,001	368
Acquisition of long-term investments	(530)	—	(97)	(3)
Acquisition of investment in private mutual fund	—	(500)	—	—
Proceeds from disposal of investments in private mutual fund	—	—	474	14
Acquisitions of property, plant and equipment	(22,889)	(22,930)	(27,681)	(849)
Proceeds from disposal of property, plant and equipment	215	374	779	24
Acquisitions of patents and computer software	(122)	(139)	(170)	(5)
Acquisition of subsidiary, net of cash and cash equivalents acquired	—	—	(283)	(8)

Net cash used in investing activities	(32,453)	(28,019)	(19,126)	(587)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	—	—	11	—
Payments on principal of long-term loans	—	(200)	(202)	(6)
Cash dividends paid	(43,414)	(45,344)	(40,660)	(1,247)
Additional capital contributed by government	32	6	—	—
Purchase of treasury stock	—	—	(11,392)	(350)

Net cash used in financing activities	(43,382)	(45,538)	(52,243)	(1,603)

NET INCREASE IN CASH AND CASH EQUIVALENTS	15,730	12,608	28,782	883

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,553	29,283	41,891	1,286

CASH AND CASH EQUIVALENTS, END OF YEAR	$29,283	$41,891	$70,673	$2,169

SUPPLEMENTAL INFORMATION
Interest paid	$4	$2	$7	$—

Income tax paid	$10,993	$11,419	$1,287	$39

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
Acquisition of subsidiary, net of cash and cash equivalents acquired is showed as follows:
Asset acquired			$456	$14
Goodwill			73	2
Liabilities assumed			(246)	(8)

Acquisitions of subsidiary, net of cash and cash equivalents acquired			$283	$8

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts in Millions)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 4)
NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200	$200	$323	$10

Activities related to the settlement of the pension obligations upon privatization:
Accrued pension liabilities	$—	$46,915	$—	$—
Deferred pension cost	—	(34,504)	—	—
Deferred income taxes	—	(4,059)	—	—

Additional capital contributed by MOTC- pension	$—	$8,352	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to the Company’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of the Company and the privatization plan was completed. The MOTC and Taiwan Mobile Co. sold 505,388,900 and 58,959,000 common shares of the Company, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of December 31, 2006, the MOTC owns 35.48% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Prior to August 12, 2005, the effective date of privatization, the Company maintained its accounting books and records based on the ROC government regulations for state-owned enterprises, ROC government regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). Subsequent to August 12, 2005, the Company is no longer required to follow the ROC government regulations for state-owned enterprises. The accompanying consolidated financial statements have been prepared to present its financial positions, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements consolidate the results and assets and liabilities of all entities within the scope FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN46R”) which are Variable Interest

Entities (VIEs) where the Company is the primary beneficiary. For entities which are not VIEs the Company consolidates all directly and indirectly majority owned subsidiaries of the Company applying the criteria in FASB Statement No. 94 “Consolidation of All Majority-Owned Subsidiaries”. All significant intercompany balances and transactions are eliminated upon consolidation.

The Company has established New Prospect Investments Holdings, Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March, 2006. Both holding companies are operating as investment companies and the Company has 100% ownership right in an amount of US$1 in each holding company. Beginning from September 2006, the Company acquired 70% ownership of CHIEF Telecom Co., Ltd and consolidated the accounts from that date.

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

Foreign Currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment in stockholders’ equity.

b.	Financial assets and liabilities—credited or charged to current income.

Business Combination

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed, by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable net assets.

The interest of minority stockholders in the acquiree is initially measured at historical cost.

Cash Equivalents

Cash equivalents include negotiable certificates of deposit and commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term investments include open-ended mutual funds, real estate investment trust funds and listed stocks which are classified as available-for-sale securities. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. Unrealized losses are recorded as a charge to income when deemed other than temporary.

The credit linked investment was an interest-rate-risk financial instrument with an embedded derivative linked to credit risk in order to gain a higher rate of return. The hybrid financial instrument is remeasured at fair value with changes in fair value reported in earnings. As such, the Company does not bifurcate the embedded derivative from the host contract.

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

The estimated useful lives are as follows:

Useful Life (Years)
Buildings and improvements	10-60
Telecommunications equipment:
Transmission equipment	9-30
Exchange equipment	5-20
Miscellaneous equipment	3-10

Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

Gains and losses on the sale or disposal of property, plant and equipment are recorded as costs of revenues.

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

3G Concession

3G Concession represents the amount paid by the Company on March 11, 2002 to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication—2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The holder of the concession must then obtain a network construction permit from the DGT. Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The Company received a 3G license from MOTC on May 26, 2005 and commenced operations of the network on the same day. The 3G license is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Amortization expense for the years ended December 31, 2005 and 2006 was NT$447 million and NT$749 million, respectively.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the years ended December 31, 2004, 2005 and 2006 were NT$166 million, NT$154 million and NT$145 million, respectively. Accumulated amortization was NT$1,133 million and NT$1,278 million as of December 31, 2005 and 2006, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is held in the currency of the acquired entity and revalued to the closing rate at each balance sheet date.

Goodwill is not subject to amortization but is tested for impairment in accordance with statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other Intangible Assets.”

Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned in accordance with Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 104, Revenue Recognition. When the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

The following describes the application of that general policy to particular revenue streams.

The Company records service revenues as follows. Usage revenues from fixed-line services, cellular services, internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers which are payable when the end user enters into an airtime contract.

Deferred income represents one-time connection fees from subscribers and advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises. The deferred income related to one-time connection fees is recognized over the average expected customer service periods showed as follows:

	As of December 31
	2005	2006
Fixed-line	16	16
Cellular	4	4
Paging	2	2
Internet	4	4

Deferred income related to advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises is recognized as revenues when it is earned and realized or realizable.

The Company expenses the direct cost related to deferred income as incurred.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, the bundled arrangement is accounted for in accordance with the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Total consideration received from 3G data cards does not have objective and reliable fair values for delivered and undelivered items; therefore, the recognition of revenues follows one unit of accounting.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores. Where the Company also pays the third party cellular phone stores incentives to connect new customers and such incentives are identifiable, these incentives are accounted for as a reduction of revenue in accordance with EITF, Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.

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

The projected benefit obligation had been determined by actuarial methods based on the related employees’ service through the date of privatization. An intangible asset representing the unrecognized net losses and unrecognized transition obligations had been recorded on the balance sheet as deferred pension cost. Such amounts represented an additional minimum pension liability and were recorded as an asset as such costs represent a receivable from the MOTC and was fully realized upon privatization.

The MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity by applied the guidance in AICPA Interpretation 39 to APB 16 “Business combinations” and FASB Implementation Guide, SFAS 88 Q&A 40.

As of December 31, 2006, the Company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pensions and Other Postretirement Benefits” (SFAS 158). In accordance with this standard, the Company recorded the funded status of its defined benefit pension as an asset or liability on its consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income (loss) within stockholders’ equity, resulting in an after-tax decrease in equity of NT$226 million.

The following table shows the effects of adopting SFAS 158 at December 31, 2006 on individual line items in the consolidated balance sheet at December 31, 2006:

	Before Application of SFAS 158		Adjustments		After Application of SFAS 158
Deferred income taxes assets, non-current	NT$	3,344	NT$	108	NT$	3,452
Accrued pension liability		1,278		334		1,612
Accumulated other comprehensive income		538		(226)		312
Total stockholders’ equity		320,268		(226)		320,042

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$2,526 million, NT$2,610 million and NT$2,350 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Employee Stock Compensation

The MOTC made an offer to the Company’s employees to purchase shares of common stock of the Company at a discount from the quoted market price. The Company records compensation expense for this offer as the difference between the fair value of common stock offered less the amount of the discounted price at the grant date.

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

Under ROC tax regulations, the current year’s tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax, however, the tax regulations was amended to change 10% income tax from to tax on tax-basis undistributed earnings to tax on book-basis undistributed earnings in May 2006. This 10% additional income tax is recognized in the period during which the related income is generated. The Company adjusts the amount of accrued undistributed earnings tax after the Company’s stockholders approve the distribution of earnings in the following year.

Earnings Per Share and Per Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS represents ten common shares.

Per share data has been restated for all periods presented to reflect the declaration of the stock dividends in 2006.

Comprehensive Income

Comprehensive income includes net income plus the results of certain changes in stockholders’ equity during a period from non-owner sources that are not reflected in the statement of operations. Other comprehensive income consists of cumulative translation adjustment, unrealized gain on available-for-sale securities and adjustment to initially apply SFAS No. 158, net of tax, and such amounts were (NT$3) million, NT$541 million and (NT$226) million, respectively, for the year ended December 31, 2006. Under the ROC tax laws, income tax on gains derived from the securities transactions was ceased to be imposed effective beginning after January 1, 1990, at the same time, losses on securities transactions are no longer deductible from income derived from such transactions. As a result, no deferred income tax for unrealized gains or losses on available-for-sale securities has been recorded.

Recent Accounting Pronouncements

In June 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact the adoption of SFAS No. 157 will have on the Company’s consolidated financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007. The Company expects that the adoption of FIN48 will not have a significant impact on the Company’s consolidated financial position, results of operations and effective tax rate.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108. This Bulletin provides the Staff’s views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for financial statements on fiscal years ending after November 15, 2006. Adoption of this guidance did not materially impact on the Company’s financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this standard.

3.	RECLASSIFICATION

Certain accounts of 2004 and 2005 have been reclassified to conform to the 2006 financial statements presentation.

4.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in the New Taiwan dollars. For convenience only, the U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2006, which was NT$32.59 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2005	2006
	NT$	NT$
Cash and bank deposits	$2,355	$7,986
Negotiable Certificate of Deposit	10,907	25,751
Commercial paper purchased	28,629	36,936

	$41,891	$70,673

6.	SHORT-TERM INVESTMENTS

	December 31
	2005		2006
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
Credit linked investment	$35	$—	$—	$—

Available-for-sale securities
Open-end mutual funds	13,959	61	5,789	431
Real estate investment trust fund	104	4	179	29
Listed stocks	73	4	983	81

	14,136	69	6,951	541

	$14,171	$69	$6,951	$541

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2006 were NT$206 million and NT$81 million, respectively.

The Company entered into investment management agreements with one well-known financial institution (fund managers) to manage its investment portfolios in 2006. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2006, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100 million. The investment portfolios included securities such as open-end bond mutual fund, listed stocks and others.

The Company entered into a contract with Citibank Taiwan Branch (“Citibank”) to invest NT$35 million in a credit-linked investment in October 2005. The Company received interest on a quarterly basis commencing from December 2005 through March 2007, the maturity date. In addition to the quarterly interest, Citibank paid an additional amount based on the embedded credit derivative. The embedded credit derivative was linked to credit events of Quanta Display Inc., a Taiwan Stock Exchange listed company. The credit events included bankruptcy, failure to pay certain obligations, acceleration of obligations, repudiation, moratorium and restructuring. If a credit event had occurred on any day prior to the maturity date, Citibank might at its option declare a credit event, designate a cash settlement date and pay the cash settlement amount equal to 30% of the outstanding contract amount to the Company in New Taiwan Dollars. The contract also granted a call provision to Citibank enabling it to early terminate the contract. Following the exercise of the call provision, the Bank paid the Company the terminated contract amount and any accrued interest.

The contract was accounted for as a hybrid financial instrument and remeasured at fair value at the balance sheet date and any gain or loss is charged to income. On January 9, 2006, the Company sold the contract to a third party and recognized an investment loss of NT$0.2 million.

7.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts are summarized as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
Balance, beginning of period	$7,786	$4,473	$3,626
Provision for doubtful accounts charged to income	1,522	906	623
Accounts receivable written off	(4,835)	(1,774)	(699)

Balance, end of period	$4,473	$3,605	$3,550

8.	INVENTORIES

	December 31
	2005	2006
	NT$	NT$
Supplies	$1,276	$1,580
Work in process	20	73
Merchandise	—	161
Materials in transit	824	369

	$2,120	$2,183

The insurance coverage on inventories as of December 31, 2006 amounted to NT$1,338 million.

9.	LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31
	2005		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership

	NT$		NT$
Equity investees:
Chunghwa Investment (“CHI”)	$950	49	$975	49
Taiwan International Standard Electronics (“TISE”)	575	40	609	40
Spring House Entertainment Inc.	—	—	17	30

	1,525		1,601

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
iD Branding Ventures (“iDBV”)	—	—	75	8
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15
3-Link Information Service (“3-Link”)	—	—	4	12

	1,866		1,945

	$3,391		$3,546

The Company invested Spring House in October, 2006, for a purchase price of NT$22 million. Spring House engages mainly in internet services.

The Company invested iDBV on November 13, 2006, for a purchase price of NT$75 million. iDBV engages mainly in investment in companies dealing with brand marketing.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the years ended December 31, 2005 and 2006, respectively.

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends of NT$66 million and NT$42 million were declared by TISE for the years ended December 31, 2005 and 2006, respectively.

The Company evaluates the investments in TFC, iDBV, RPTI, Siemens and 3-Link for impairment annually. There were no indicators of impairment noted in iDBV, RPTI, Siemens and 3-Link for the years ended December 31, 2005 and 2006, respectively. In 2005, the Company identified an impairment indicator in TFC and determined the investment in TFC was impaired due to an adverse change in the market condition of the industry in which TFC operates. The Company recognized an impairment loss of NT$740 million in 2005.

The Company received dividends of NT$58 million and NT$29 million from Siemens during the years ended December 31, 2005 and 2006, respectively.

10.	INVESTMENT IN PRIVATE MUTUAL FUND

The Company invested NT$500 million in a private placement fund managed by First Global Investment Trust Company Limited (“FGIT”) from September 27, 2005 to September 28, 2008. FGIT, on-behalf of the Company, invested 95% of the total investment principle in a three-year structured time deposit issued by Far Eastern International Bank and invested the rest of the investment principal in a currency swap with Ta Chong Bank. The Company marks to market the private placement fund without distinguishing and presenting the underlying investment assets separately on its balance sheets. This is because the majority of the fair value of the private placement fund is generated from the three-year structured time deposit and the fair value of the currency swap is nominal. On June 28, 2006, the Company sold the private placement fund and recognized an investment loss of NT$7 million.

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2005	2006
	NT$	NT$
Cost
Land	$42,463	$42,483
Buildings and improvements	57,687	59,259
Telecommunications equipment	620,377	629,451
Miscellaneous equipment	27,317	26,666

	747,844	757,859

Accumulated depreciation
Buildings and improvements	13,235	14,268
Telecommunications equipment	447,888	468,325
Miscellaneous equipment	21,077	21,329

	482,200	503,922

Construction in progress	27,856	23,462

Advances related to acquisition of equipment	25	27

Property, plant and equipment, net	$293,525	$277,426

Because of the improvements of telecommunication technology and changes in the market, the paging division is at risk of obsolescence. If the total expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets of paging division, a loss is recognized for the excess of the carrying amount over the fair value. The Company performed an impairment analysis as required by SFAS No. 144 and concluded that the paging division assets were impaired. An impairment loss of NT$343 million (US$10 million) was recognized in 2005 and was charged to cost of revenues.

No interest expense was capitalized for the years ended December 31, 2004, 2005 and 2006.

The Company carries insurance on certain buildings and certain telecom equipment with carrying values of NT$1,796 million and NT$6,475 million as of December 31, 2005 and 2006, respectively. The Company does not carry comprehensive insurance on all properties.

12.	ACCRUED EXPENSES

	December 31
	2005	2006
	NT$	NT$
Accrued compensation	$10,339	$12,995
Accrued franchise fees	2,539	2,413
Other accrued expenses	3,132	4,529

	$16,010	$19,937

13.	OTHER CURRENT LIABILITIES

	December 31
	2005	2006
	NT$	NT$
Amounts collected from subscribers on behalf of other telecommunications companies and carriers	$3,323	$3,364
Payable to equipment suppliers	4,142	1,661
Payables to construction suppliers	2,406	1,073
Other	2,636	3,246

	$12,507	$9,344

14.	SHORT-TERM LOANS

	December 31
	2005	2006
	NT$	NT$
Bank loans—annual yield rate—2.955%	$—	$126

15.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31
	2005	2006
	NT$	NT$
Loan from the Fixed-Line Fund	$500	$300
Bank loans—annual yield rate—3.05%	—	23

	500	323
Less: Current portion of long-term loans	200	323

	$300	$—

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit up to the original amount contributed to the fund. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005 until March 12, 2007.

CHIEF obtained a secured loan from Chinatrust Commercial Bank. Interest and principal are payable monthly and the secured loan is due by November 18, 2007.

As of December 31, 2006, the Company has unused credit line of approximately NT$31,924 million, which are available for short-term and long-term borrowings.

16.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation revised on May 30, 2006, the Company’s authorized capital is NT$120,000,000,020. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership of the Company falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

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

As the preferred shares are mandatory redeemable in 2009, the shares are classified as other long-term liabilities. The redemption value of preferred shares is NT$20.

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Afterwards, the MOTC and Taiwan Mobile Co., Ltd sold 505,389 thousand and 58,959 thousand common shares of the Company, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents, exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2005 and December 31, 2006, the outstanding ADSs were 246,043 thousand units and 307,399 thousand units (including stock dividends), which equaled approximately 2,460,431 thousand and 3,073,988 thousand common shares and represented 25.50% and 31.8% of the Company’s total outstanding common shares, respectively.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings, shall be distributed in the following:

a.	From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus.

b.	No more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization.

c.	Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.

During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the stockholders based on the resolution of stockholders’ meeting.

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

The appropriations and distributions of the 2005 earnings of the Company have been approved and resolved by the stockholders on May 30, 2006 as follows:

Amount
NT$
Legal reserve	$4,765
Cash dividends—NT$4.3 per share	40,660
Stock dividends—NT$0.2 per share	1,891
Employee bonus—cash	230
Employee bonus—stock (at par value)	230
Remuneration to board of directors and supervisors	15

$47,791

The amount of compensation expense related to employee stock bonus is determined based on the market value of the Company’s common stock at the date of approval of distribution by the shareholders on May 30, 2006. For the year ended December 31, 2006, the compensation expense related to employee stock bonus was NT$1,151 million in addition to NT$230 million which had been recognized in prior year.

17.	EMPLOYEE STOCK COMPENSATION

The MOTC provided employees with two stock purchase plans: The market discount plan and the par value plan.

Market discount plan—under the market discount plan, the MOTC sold shares of stock at discounted prices to employees at various times from October 2000 to September 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% from the quoted market price in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. The common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company recognized nil and NT$12,542 million as compensation expense for the discounted shares purchased by employees for the years ended December 31, 2004, and 2005, respectively. There were no market discount plan offerings during the year ended December 31, 2006.

Par value plan—under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the year ended December 31, 2005 and 2006 were 4,126,928 shares and 10,411,955 shares, respectively. The MOTC received total proceeds of NT$41 million and NT$104 million for the years ended December 31, 2005 and 2006, respectively, from these sales.

The Company recognized NT$457 million, NT$228 million and NT$503 million as compensation expense for the discounted shares purchased by employees under the par value plan for the years ended December 31, 2004, 2005 and 2006, respectively.

The basic earnings per share were reduced NT$0.05, NT$1.30 and NT$0.05 for years ended December 31, 2004, 2005 and 2006, respectively, after the Company recognized the aforementioned compensation expenses under market discount plan and par value plan. There was no income tax benefit recognized in the statement of operation for share-based compensation arrangements and there was no effect on the statements of cash flow.

18.	PENSION PLAN

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

The Company adopted SFAS No. 87 on July 1, 1996 (adoption date), the date of its incorporation. The unrecognized net transition obligation recorded to stockholders’ equity on July 1, 1996 was NT$6,571 million which represents the difference in the net pension cost for the period from the issuance of SFAS No. 87 and the date of adoption. The remaining unrecognized net transition obligation of NT$16,790 million is amortized over the estimated remaining service period of the employees as determined on July 1, 1996, which is a period of twenty-five years for civil service eligible employees and seventeen years for non-civil service eligible employees.

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

The Company also approved another Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily applied to leave the Company from March 1 to March 31, 2006 to also receive benefit payments based on the respective original plan plus the additional separation payments. The approval procedure took up to 15 days after applications were submitted therefore, if employees applied for the voluntary retirement on March 31, 2006, they were eligible to retire from the Company on or before April 14, 2006. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the terms of Program C. The Company recognized expense of NT$2,302 million for Program C during 2006. The New Plan B vested benefit obligations for the majority of the employees electing Program C were settled; the remaining employees have accumulated benefits under New Plan B but were not eligible to receive the benefits and the election of Program C terminated their employment earlier than expected, thereby reducing their expected years of future service.

Under applicable ROC regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. The non-cash financing activities and related amounts of the pension obligation settlement as of the date of privatization are disclosed on the face of the statement of cash flows.

Upon privatization, the MOTC settled all accrued pension obligations for Plan A and Plan B including service clearance payment, lump sum payment under civil plan, additional separation payments, and other related obligations upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-Owned Enterprises. After paying all pension obligations for privatization, the plan assets will be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. According to the instructions of MOTC, the Company has been requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization on the MOTC’s behalf acting as the MOTC’s agent merely in an administrative capacity with no rights or duties received or owed for a six-month transition period. In August 2006, CHT transferred the remaining funds to be disbursed to employees to the Privatization Fund.

Upon privatization and settlement of the related obligations, Plan A and Plan B ceased to exist. A new plan (“New Plan B”), having similar terms and benefits as Plan B, was established and offered to employees. Employees choosing to enter into New Plan B were not credited with any prior service nor did they receive any accumulated benefits from prior service and benefits begin to accrue to them under this plan commencing from the privatization date. The components of net periodic benefit costs before privatization are for both Plan A and Plan B. The effect of privatization relates to both Plan A and Plan B. The amounts of plan assets remaining after privatization and the components of net periodic benefit costs after privatization relate to New Plan B.

The Company’s subsidiary—CHIEF Telecom has its own pension plan, which is similar to New Plan B of the Company.

Before Privatization

The components of net periodic benefit costs are as follows:

	Year Ended December 31, 2004	Period Ended August 12, 2005
	NT$	NT$
Service cost	$1,943	$1,253
Interest cost	1,887	1,232
Expected return on plan assets	(1,226)	(798)
Termination benefit under the Program A	243	—
Amortization of unrecognized net transition obligation	939	575
Amortization of unrecognized net loss	907	996

Net periodic benefit pension cost	$4,693	$3,258

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	Year Ended December 31, 2004	Period Ended August 12, 2005
	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$(126,126)	$(134,911)
Services cost	(1,943)	(1,253)
Interest cost	(1,887)	(1,232)
Termination benefit under the Program A	(243)	—
Actuarial gain (loss)	(8,038)	2,294
Benefits paid	3,326	2,126

Projected benefits obligation, end of period	$(134,911)	$(132,976)

Change in plan assets:
Fair value of plan assets, beginning of year	$82,578	$85,870
Actual return on plan assets	696	441
Employer contributions	5,922	2,956
Benefits paid	(3,326)	(2,126)

Fair value of plan assets, end of period	$85,870	$87,141

Reconciliation of funded status:
Funded status	$(49,041)	$(45,835)
Unrecognized net transition obligation	8,811	8,237
Unrecognized actuarial loss	29,200	26,267

Net amount recognized	$(11,030)	$(11,331)

The weighted-average asset allocations by asset category are:
Time deposit	85%
Short-term notes	15%

	100%

(Concluded)

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

Effect of Privatization

	Before Privatization	Effect of Privatization	After Privatization
	NT$	NT$	NT$
Projected benefits obligation	$(132,976)	$132,976	$—
Plan assets at fair value	87,141	(86,061)	1,080

Funded status	(45,835)	46,915	1,080
Unrecognized net transition obligation	8,237	(8,237)	—
Unrecognized net loss	26,267	(26,267)	—

Net amount recognized	$(11,331)	$12,411	$1,080

The plan assets and net period benefit costs after privatization represent those assets and costs of New Plan B.

After Privatization

The components of net periodic benefit costs of New Plan B for the period from August 13, 2005 through December 31, 2005, and of New Plan B and the pension plan of subsidiary as of December 31, 2006 are as follows:

	Period from August 13 to December 31, 2005	Year Ended December 31, 2006
	NT$	NT$
Service cost	$1,192	$3,073
Interest cost	—	59
Expected return on plan assets	(14)	(66)
Amortization of unrecognized net loss	—	45
Curtailment/settlement loss to be recognized	—	161

Net periodic benefit pension cost	$1,178	$3,272

The changes in benefits obligation and plan assets and the reconciliation of funded status for New Plan B and the pension plan of subsidiary are as follows:

	Period from August 13 to December 31, 2005	Year Ended December 31, 2006
	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$—	$(1,683)
Services cost	(1,192)	(3,073)
Interest cost	—	(59)
Curtailment/settlement effect	—	270
Actuarial (loss) gain	(501)	19
Benefits paid	10	6
Impact on acquisition of subsidiary	—	(14)

Projected benefits obligation, end of year	$(1,683)	$(4,534)

Change in plan assets:
Fair value of plan assets, beginning of year	$1,080	$1,637
Actual return on plan assets	(18)	66
Employer contributions	585	1,544
Benefits paid—settlement	—	(326)
Benefits paid	(10)	(6)
Impact on acquisition of subsidiary	—	7

Fair value of plan assets, end of year	$1,637	$2,922

(Continued)

	Period from August 13 to December 31, 2005	Year Ended December 31, 2006
	NT$	NT$
Reconciliation of funded status
Funded status	$(46)	$(1,612)
Unrecognized actuarial loss	504	—

Net amount recognized—prepaid current asset (liability)	$458	$(1,612)

Amounts recognized in accumulated other comprehensive income
Net actuarial loss, pretax		$334
Deferred tax asset		(108)

Net impact in accumulated other comprehensive loss		$226

The weighted-average asset allocations by assets category are:
Time deposit	49%	45%
Short-term notes	33%	27%
Taiwan government securities and loans	18%	28%

	100%	100%

(Concluded)

The amounts recognized in the accompanying balance sheets at December 31 are as follows:

	Year Ended December 31
	2005	2006
	NT$	NT$
Amounts recognized
Accrued pension liability	$—	$1,612
Intangible assets—deferred pension cost	—	—

Net amount recognized	$—	$1,612

Prepaid pension (included in other current assets)	$458	$—

Actuarial assumptions:

	Before Privatization	After Privatization
Year ended December 31, 2004

Discount rate used in determining present value	1.50%	—
Rate of compensation increase
All employees	3.50%	—
Annuity increase for retirees	3.00%	—
Rate of return on plan assets
Plan A	1.50%	—
Plan B	1.50%	—

(Continued)

	Before Privatization	After Privatization
Year ended December 31, 2005
Discount rate used in determining present value	—	2.25%
Rate of compensation increase—all employees	—	2.00%
Rate of return on plan assets—all employees		3.00%

Year ended December 31, 2006
Discount rate used in determining present value	—	2.00-2.75%
Rate of compensation increase—all employees	—	1.50-3.00%
Rate of return on plan assets—all employees		2.75-3.00%

(Concluded)

The Labor Pension Act of ROC (“Act”) was effective beginning July 1, 2005 and this pension mechanism was considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enactment of the Act may choose to be subject to the pension mechanism under the Act or continue to remain subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company has contributed 6% of each employee’s monthly salary per month beginning July 1, 2005. For the year ended December 31, 2005 and 2006, total contributions were NT$16 million (US$0.49 million) and NT$67 million (US$2.06 million), respectively.

19.	INCOME TAXES

The components of income taxes are as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
Current	$11,102	$3,044	$13,875
Deferred	157	9,689	1,406

	$11,259	$12,733	$15,281

A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
Income tax expense computed at statutory tax rate	$15,544	$11,508	$14,335
Permanent differences	(65)	3,158	149
Investment tax credits	(3,379)	(1,987)	(3,093)
10% undistributed earning tax	—	979	3,942
Prior year adjustment	49	(5)	(979)
Other	(890)	(920)	927

Income tax expense	$11,259	$12,733	$15,281

The balance of income tax payable as of December 31, 2006 was shown net of prepaid income tax. Tax refund receivable and income tax payable as of December 31, 2005 were NT$4,338 million (included in other current assets) and NT$997 million, respectively.

Permanent differences consist primarily of tax-exempt income from the sale of available-for-sale securities, interest income on commercial paper purchased, which are subject to a separate income tax rate of 20% and employees stock compensation expense.

Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets (liabilities) are shown in the following table:

	December 31
	2005	2006
	NT$	NT$
Current:
Provision for doubtful accounts	$234	$—
Deferred income	1,039	1,227
Accrued pension costs	1,772	—
Investment tax credits	554	—
Other, net	1,202	84

	4,801	1,311

Non-current:
Deferred income	2,541	2,837
Effect on application of SFAS 158	—	108
Other	1,136	582

	3,677	3,527

Less—valuation allowance	2,499	110

	$5,979	$4,728

Upon the completion of the privatization, a significant portion of the deferred income tax assets related to accrued pension costs was reversed due to the settlement of the related pension obligations.

The above deferred income tax assets were computed based on a tax rate of 25% in 2005 and 22.5% in 2006. Before privatization, the Company had been required by government regulations to distribute all earnings to ROC governments within six months subsequent to year-end and it had required a minimal amount of tax under this regulation; therefore the Company’s earnings are not subject to 10% undistributed earnings tax; however, after privatization, the Company does not have to distribute earnings to government so the Company begins to be subject to 10% undistributed earnings tax from 2006. In addition, the basis of 10% undistributed earnings tax was amended from tax-basis undistributed earnings to book-basis undistributed earnings in May 2006. As such, the tax rate applied to temporary difference has been changed.

20.	TRANSACTIONS WITH RELATED PARTIES

As the Company was a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides Fixed-line services, wireless services, Internet and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices before and after privatization. The information on service revenues from government bodies and related organizations have not been provided because the aforementioned transactions were not summarized by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics (“TISE”)	Equity investee
Chunghwa System Integration (“CSI”)	Subsidiary of CHI
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chuanghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI
Tai, Zhong-He	Former chairman of CHIEF (resigned on September 6, 2006); as a current member of the board of directors of CHIEF.

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2005		2006
	Amount	%	Amount	%
	NT$		NT$
1) Receivables

Trade notes and accounts receivable

CHTG	$49	—	$44	—
CHPT	21	—	—	—

	$70	—	$44	—

2) Payables

Trade notes and accounts payable

TISE	$41	—	$202	2
CSI	55	1	192	2
CHTG	28	—	18	—

	$124	1	$412	4

Accrued expenses

TISE	$49	—	$92	—
CHTG	11	—	19	—
CSI	27	—	1	—

	$87	—	$112	—

Payable to construction supplier (included in “other current liabilities”)

TISE	$319	2	$345	3
CSI	22	—	13	—

	$341	2	$358	3

3) Other payables (included in other current liabilities)

Tai, Zhong-He	$—	—	$20	—

(Continued)

	December 31
	2005		2006
	Amount	%	Amount	%
	NT$		NT$
4) Revenues

CHTG	$101	—	$95	—
CHPT	25	—	14	—

	$126	—	$109	—

5) Cost of revenues

TISE	$135	—	$374	—
CSI	89	—	306	—
CHTG	81	—	101	—

	$305	—	$781	—

6) Acquisition of equipments

TISE	$478	2	$920	3
CSI	316	1	283	1
CHTG	13	—	1	—

	$807	3	$1,204	4

The foregoing terms were conducted as arm’s length transactions except for other payable to Tai, Zhong-He. In 2005, CHIEF agreed to provide compensation to Tai, Zhong He for providing assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. The total compensation payable to Tai, Zhong-He for this pledge was NT$20 million. The amount was based on the number of days that the pledged assets were used by CHIEF as collateral and was calculated at an interest rate below 5%.

21.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2006, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$1,575 million, and (b) acquisitions of telecommunications equipment of NT$15,479 million.

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

December 31, 2006
NT$

Within the following year	$1,234
During the second year	870
During the third year	611
During the fourth year	276
During the fifth year and thereafter	131

$3,122

As of December 31, 2006, the Company had unused letters of credit of NT$1,364 million.

As a part of the government’s effort to upgrade the existing telecommunication infrastructures, the Company and other public utility companies were required by the ROC government to contribute a total of NT$4,500 million to funds called the Fixed-Line Fund and the Piping Fund (collectively referred to as the “funds”). Under the Fixed-Line Fund, the Company contributed NT$1,000 million to the fund, administered by the ROC Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, the Company contributed NT$1,000 million to the fund, administered by the Taipei City Government, on August 15, 1996. Both contributions were accounted for by the Company as “other assets—other” on the Company’s balance sheets.

Through the use of the Funds, the governmental agencies will construct new underground fixed-lines and conduits and perform on-going maintenance operations. Currently, a portion of the fixed-lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

The Company understands that (a) upon completion of the projects, the Company will receive a proportionate legal interest in the assets; or (b) if the projects are incomplete upon dissolution of the funds, the Company will receive its money back. No expiration or dissolution date is specified in the related documents.

22.	SUBSEQUENT EVENTS

On January 8, 2007, the Company acquired 31.5% shares of SENAO International Co., Ltd. (“SENAO”) totaled 70,373 thousand common shares by tender offer at purchase price of NT$15.1 per share, for NT$1,063 million thousand. The main business of SENAO is to provide sales of telecommunication facilities and software services. The Company is in the process of evaluation the accounting treatment for this investment.

23.	LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd, Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Taiwan Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court. As of March 13, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of December 31, 2006, no provision was provided for the litigation.

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

24.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of assets denominated in foreign currencies until such assets are received and fluctuations in stock prices. The Company engaged in foreign currency forward exchange contracts and index future contracts during the year ended December 31, 2006. Net losses arising from derivative financial instruments for the year ended December 31, 2006 were NT$52 million (including realized settlement losses of NT$32 million and valuation losses of NT$20 million).

Outstanding forward exchange contracts as of December 31, 2006:

	Currency	Holding Period	Contract Amount (in Million)
December 31, 2006

Sell	JPY/USD	2006.11-2007.01	JPY	490
	EUR/USD	2006.11-2007.01	EUR	7
	GBP/USD	2006.11-2007.01	GBP	2

Outstanding index future contracts as of December 31, 2006:

	Maturity Date	Units	Contract Amount (in Million)
December 31, 2006

Index future contracts
AMSTERDAM IDX FUT	2007.01	8	EUR	1
CAC40 10 EURO FUT	2007.01	45	EUR	2
DAX INDEX FUTURE	2007.03	11	EUR	2
IBEX 35 INDEX FUTR	2007.01	7	EUR	1
MINI S&P/MIB FUT	2007.03	23	EUR	1
FTSE 100 IDX FUT	2007.03	33	GBP	2
TOPIX INDEX FUTURE	2007.03	32	JPY	513
S&P 500 FUTURE	2007.03	23	USD	8
S&P 500 EMINI FUTURE	2007.03	13	USD	1

b.	Non-derivative financial instruments are as follows:

	December 31, 2005		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
Assets
Cash and cash equivalents	$41,891	$41,891	$70,673	$70,673
Short-term investments	14,171	14,171	6,951	6,951
Long-term Investments for which it is:
— Practicable to estimate fair value	1,790	1,790	—	—
— Not practicable	76	—	1,945	1,945
Refundable deposits (included in “other assets — other”)	3,577	3,577	3,545	3,545
Liabilities
Short-term loans	—	—	126	126
Customers’ deposits	7,392	6,169	6,654	5,641
Long-term loans (including current portion of long-term loans)	500	500	323	323

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents, trading account assets and liabilities, and short-term investments—the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments—the fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits—the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits—the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Short-term loans and long-term loans (including current portion)—the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

25.	SEGMENT REPORTING

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

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The operating segments are segregated as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular operations—the provision of cellular and related services;

•	Internet and data operation—the provision of Internet access, lease line, and related services;

•	All other operations—the services other than the above five categories, such as paging operations and carrying out project research and providing training.

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

a.	Business segments:

As of and for the year ended December 31, 2004

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$60,666	$14,325	$15,159	$71,216	$50,194	$3,551	$215,111
Elimination of intersegment amount	(17,451)	(2,417)	(3)	(1,081)	(10,843)	(18)	(31,813)
US GAAP adjustments	1,711	36	49	137	(41)	(27)	1,865

Total revenues from external customers	$44,926	$11,944	$15,205	$70,272	$39,310	$3,506	$185,163

Operating costs and expenses, excluding depreciation and amortization	$34,975	$5,117	$10,728	$32,726	$23,800	$2,181	$109,527
Elimination of intersegment amount	(4,125)	(3,784)	(3,070)	(12,859)	(7,591)	(384)	(31,813)
US GAAP adjustments	1,324	(109)	(110)	35	11	147	1,298

	$32,174	$1,224	$7,548	$19,902	$16,220	$1,944	79,012

Unallocated corporate amount							3,976

Total operating costs and expenses, excluding depreciation and amortization							$82,988

Depreciation and amortization	$20,225	$835	$671	$5,946	$12,464	$816	$40,957
US GAAP adjustments	(227)	(10)	(11)	(56)	(104)	(4)	(412)

	$19,998	$825	$660	$5,890	$12,360	$812	40,545

Unallocated corporate amount							158

Total depreciation and amortization							$40,703

Income from operations	$5,466	$8,373	$3,760	$32,544	$13,930	$554	$64,627
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	(3,252)	366	—
US GAAP adjustments	614	155	170	158	52	(170)	979

	$(7,246)	$9,895	$6,997	$44,480	$10,730	$750	65,606

Unallocated corporate amount							(4,134)

Total income from operations							$61,472

Segment income before income tax	$5,630	$8,585	$3,929	$32,540	$14,317	$476	$65,477
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	(3,252)	366	—
US GAAP adjustments	745	25	(8)	140	(168)	(160)	574

	$(6,951)	$9,977	$6,988	$44,458	$10,897	$682	66,051

Unallocated corporate amount							(3,874)

Total segment income before income tax							$62,177

Segment assets	$199,136	$6,406	$13,834	$65,831	$106,402	$16,024	$407,633
US GAAP adjustments	(40,132)	(1,421)	(1,452)	(5,275)	(16,108)	(1,874)	(66,262)

	$159,004	$4,985	$12,382	$60,556	$90,294	$14,150	341,371

Unallocated corporate amount							97,050

Total segment assets							$438,421

Expenditures for segment assets	$4,475	$309	$255	$5,512	$11,572	$722	$22,845

Unallocated corporate amount							44

Total expenditures for segment assets							$22,889

As of and for the year ended December 31, 2005

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$57,873	$13,268	$14,482	$73,938	$56,951	$3,317	$219,829
Elimination of intersegment amount	(17,360)	(2,400)	—	(1,167)	(14,806)	(17)	(35,750)
US GAAP adjustments	228	83	99	238	(1)	(30)	617

Total revenues from external customers	$40,741	$10,951	$14,581	$73,009	$42,144	$3,270	$184,696

Operating costs and expenses, excluding depreciation and amortization	$35,625	$4,786	$10,549	$35,565	$27,227	$3,173	$116,925
Elimination of intersegment amount	(4,027)	(3,359)	(3,183)	(13,838)	(10,848)	(495)	(35,750)
US GAAP adjustments	4,365	82	262	1,025	5,981	541	12,256

	$35,963	$1,509	$7,628	$22,752	$22,360	$3,219	93,431

Unallocated corporate amount							4,941

Total operating costs and expenses, excluding depreciation and amortization							$98,372

Depreciation and amortization	$19,256	$728	$662	$7,474	$12,495	$800	$41,415
US GAAP adjustments	(233)	(8)	(10)	(65)	(105)	27	(394)

	$19,023	$720	$652	$7,409	$12,390	$827	41,021

Unallocated corporate amount							142

Total depreciation and amortization							$41,163

Income from operations	$2,992	$7,754	$3,271	$30,899	$17,229	$(656)	$61,489
Elimination of intersegment amount	(13,333)	959	3,183	12,671	(3,958)	478	—
US GAAP adjustments	(3,904)	9	(153)	(722)	(5,877)	(598)	(11,245)

	$(14,245)	$8,722	$6,301	$42,848	$7,394	$(776)	50,244

Unallocated corporate amount							(5,083)

Total income from operations							$45,161

Segment income before income tax	$3,215	$8,003	$3,417	$31,368	$17,653	$(1,149)	$62,507
Elimination of intersegment amount	(13,333)	959	3,183	12,671	(3,958)	478	—
US GAAP adjustments	(3,762)	(152)	(301)	(1,010)	(6,089)	(228)	(11,542)

	$(13,880)	$8,810	$6,299	$43,029	$7,606	$(899)	50,965

Unallocated corporate amount							(4,933)

Total segment income before income tax							$46,032

Segment assets	$192,398	$6,342	$11,779	$62,004	$98,573	$17,639	$388,735
US GAAP adjustments	(40,455)	(1,510)	(1,573)	(4,591)	(13,827)	(4,619)	(66,575)

	$151,943	$4,832	$10,206	$57,413	$84,746	$13,020	322,160

Unallocated corporate amount							73,008

Total segment assets							$395,168

Expenditures for segment assets	$4,518	$403	$229	$4,449	$12,707	$608	$22,914

Unallocated corporate amount							16

Total expenditures for segment assets							$22,930

As of and for the year ended December 31, 2006

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$56,378	$12,353	$13,978	$76,179	$60,888	$4,225	$224,001
Elimination of intersegment amount	(18,790)	(2,529)	(1)	(3,202)	(14,562)	(166)	(39,250)
US GAAP adjustments	1,411	64	68	46	2	—	1,591

Total revenues from external customers	$38,999	$9,888	$14,045	$73,023	$46,328	$4,059	$186,342

Operating costs and expenses, excluding depreciation and amortization	$36,586	$4,828	$10,566	$38,065	$27,680	$3,905	$121,630
Elimination of intersegment amount	(4,650)	(3,437)	(3,625)	(14,695)	(12,062)	(778)	(39,247)
US GAAP adjustments	2,780	(151)	49	(288)	224	53	2,667

	$34,716	$1,240	$6,990	$23,082	$15,842	$3,180	85,050

Unallocated corporate amount							4,345

Total operating costs and expenses, excluding depreciation and amortization							$89,395

Depreciation and amortization	$18,178	$663	$551	$8,289	$12,499	$729	$40,909
US GAAP adjustments	(215)	(7)	(9)	(69)	(110)	29	(381)

	$17,963	$656	$542	$8,220	$12,389	$758	40,528

Unallocated corporate amount							122

Total depreciation and amortization							$40,650

Income from operations	$1,613	$6,862	$2,861	$29,804	$20,731	$(409)	$61,462
Elimination of intersegment amount	(14,140)	908	3,624	11,493	(2,500)	612	(3)
US GAAP adjustments	(1,154)	222	28	403	(112)	(82)	(695)

	$(13,681)	$7,992	$6,513	$41,700	$18,119	$121	60,764

Unallocated corporate amount							(4,467)

Total income from operations							$56,297

Segment income before income tax	$736	$7,113	$2,797	$30,190	$20,872	$(679)	$61,029
Elimination of intersegment amount	(14,140)	908	3,624	11,493	(2,500)	612	(3)
US GAAP adjustments	130	52	11	(74)	(341)	(59)	(281)

	$(13,274)	$8,073	$6,432	$41,609	$18,031	$(126)	60,745

Unallocated corporate amount							(3,405)

Total segment income before income tax and minority interest							$57,340

Segment assets	$180,710	$5,104	$9,898	$60,026	$91,816	$23,684	$371,238
US GAAP adjustments	(38,999)	(1,338)	(1,670)	(4,454)	(13,820)	(5,376)	(65,657)

	$141,711	$3,766	$8,228	$55,572	$77,996	$18,308	305,581

Unallocated corporate amount							93,200

Total segment assets							$398,781

Expenditures for segment assets	$5,066	$—	$350	$9,406	$12,482	$360	$27,664

Unallocated corporate amount							17

Total expenditures for segment assets							$27,681

As significance of paging operations has been decreased below quantitative thresholds required by SFAS 131 in 2006 and thereafter, the Company did not disclose paging operations separately, and prior years disclosure was changed in conformity with the disclosure of 2006.

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
Taiwan, ROC	$180,031	$180,793	$182,687
Overseas	5,132	3,903	3,655

	$185,163	$184,696	$186,342

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Thailand, U.S. and Vietnam. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.01 million and NT$0.06 million at December 31, 2005 and 2006, respectively, are located in Taiwan, ROC.