Form 20-F
period 2007-12-31
CHUNGHWA TELECOM CO LTD
filed 2008-04-23
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

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

Fufu Shen

21-3 Hsinyi Road, Section 1, Taipei,

Taiwan, Republic of China

Tel: +886 2 2344-5488

Fax: +886 2 3393-8188

(Name, Telephone, email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value NT$10 per share	New York Stock Exchange*
American Depositary Shares, as evidenced by American	New York Stock Exchange
Depositary Receipts, each representing 10 Common Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

9,557,776,912 Common Shares

309,133,226 American Depositary Shares

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP    ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐     Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2007

i

SUPPLEMENTAL INFORMATION

All references to “we,” “us,” “our” and “our company” in this annual report are to Chunghwa Telecom Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, originally dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd. and the Bank of New York, and amended and restated on November 14, 2007, among Chunghwa Telecom Co., Ltd. and JP Morgan Chase Bank, as depository, and the holders and beneficial owners of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the Republic of China government” are to the government of the Republic of China. All references to the “Ministry of Transportation and Communications” are to the Ministry of Transportation and Communications of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “R.O.C. GAAP” means the generally accepted accounting principles of the Republic of China, and “U.S. GAAP” means the generally accepted accounting principles of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ending December 31 of that year.

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

These forward-looking statements are generally indicated by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “aim,” “seek,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions, many of which are beyond our control. You should not place undue reliance on these statements, which apply only as of the date of this annual report. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences include, but are not limited to, those discussed under “Item 3. Key Information—D. Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

We were privatized as a result of a secondary ADS offering and concurrent domestic auction of our common shares on August 12, 2005. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently.

A. Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2005, 2006 and 2007, and the selected balance sheet data as of December 31, 2006 and 2007 set forth below, have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected income statement and cash flow data for the years ended December 31, 2003 and 2004, and the selected balance sheet data as of December 31, 2003, 2004 and 2005 set forth below, are derived from our audited consolidated financial statements not included in this annual report.

	As of or for the year ended December 31,
	2003	2004	2005	2006	2007
	(in billions, except per share and per pro forma ADS information)
	NT$	NT$	NT$	NT$	NT$	US$
Income Statement Data:
Revenues	182.5	185.2	184.7	186.3	200.9	6.2
Operating costs and expenses:
Cost of revenues(1)	59.6	58.7	68.1	62.6	71.2	2.2
Marketing(1)	20.0	19.3	23.7	20.6	21.8	0.7
General and administrative(1)	2.7	2.5	3.5	3.3	3.1	0.1
Research and development(1)	2.6	2.5	3.1	2.8	2.6	0.1
Depreciation and amortization—cost of revenues	39.2	38.4	38.8	38.4	37.1	1.1
Depreciation and amortization—operating expenses	2.4	2.3	2.4	2.3	2.3	0.1

Total operating costs and expenses	126.5	123.7	139.6	130.0	138.1	4.3

Operating income	56.0	61.5	45.1	56.3	62.8	1.9
Other income, net(2)	1.6	0.7	0.9	1.1	1.5	0.1

Income before income tax and minority interest	57.6	62.2	46.0	57.4	64.3	2.0
Income tax	10.3	11.3	12.7	15.3	14.5	0.5

Income before minority interest	47.3	50.9	33.3	42.1	49.8	1.5
Minority interest	—	—	—	0.013	0.3	0.01

Net income	47.3	50.9	33.3	42.1	49.5	1.5

	As of or for the year ended December 31,
	2003	2004	2005	2006	2007
	(in billions, except per share and per pro forma ADS information)
	NT$	NT$	NT$	NT$	NT$		US$
Earnings per share(3)(4)
Basic	4.81	5.18	3.39	4.34	5.13		0.16
Diluted	—	—	—	—	5.13		0.16
Weighted average number of common shares outstanding (in 1,000 shares)(4)	9,836,839	9,836,839	9,836,839	9,686,929	9,637,206		9,637,206
Earnings per pro forma equivalent ADS(4)
Basic	48.10	51.76	33.85	43.43	51.31		1.58
Diluted	—	—	—	—	51.30		1.58

Balance Sheet Data:
Cash and cash equivalents	13.6	29.3	41.9	70.7	76.2		2.4
Property, plant and equipment—net	329.7	311.6	293.5	277.4	265.2		8.2
Total assets(3)	429.7	438.4	395.2	398.8	406.2		12.5
Total debt	0.7	0.7	0.5	0.4	0.1		0.0
Total liabilities(3)	118.9	119.7	67.4	78.6	85.7		2.6
Minority interest	—	—	—	0.1	2.7		0.1
Capital stock	96.5	96.5	96.5	96.7	96.7		3.0
Total stockholders’ equity(3)	310.8	318.7	327.8	320.1	317.9		9.8

Cash Flow Data:
Net cash provided by operating activities	93.6	91.6	86.2	100.1	87.2		2.7
Net cash used in investing activities	(32.2)	(32.4)	(28.0)	(19.1)	(39.4)		(1.2)
Net cash used in financing activities	(55.5)	(43.4)	(45.6)	(52.2)	(42.8)		(1.3)

Other Financial Data:
Capital expenditures	32.2	22.9	22.9	27.7	25.1		0.8
Dividends:
Cash dividends declared per share	4.50 (5)	4.70 (5)	4.30 (5)	3.58 (5)	—	(6)	—	(6)
Stock dividends declared per share	—	—	0.20	1.00	—	(6)	—	(6)

(1)	Excludes related depreciation and amortization which is presented separately.
(2)	Includes interest income of NT$100 million, NT$224 million, NT$452 million, NT$804 million and NT$1,453 million (US$45 million) for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 respectively, and interest expense of NT$43 million, NT$5 million, NT$2 million, NT$6 million and NT$15 million (US$0.46 million) for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 respectively.
(3)	As of December 31, 2006, we adopted SFAS 158 “Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Benefits” and recorded the under-funded status of our defined benefit pension plan as a liability of NT$0.3 billion with a corresponding offset, net of taxes, to deferred income tax assets of NT$0.1 billion and accumulated other comprehensive income within stockholders’ equity of NT$0.2 billion.
(4)

The weighted average number of common shares outstanding and earnings per share (and per pro forma equivalent ADS) information have been restated from the figures set forth in the report on Form 6-K that we furnished to the SEC on March 27, 2008. In that report, the weighted average number of common shares outstanding was stated as being 10,803,623,907, 10,653,713,419 and 10,577,804,523 for 2005, 2006, and 2007, respectively, basic earnings per common share being NT$3.08, NT$3.95 and NT$4.68, for 2005, 2006 and 2007, respectively, and diluted earnings per common share being NT$4.67 for 2007. These figures reflected the 2007 capital reduction by adjusting the weighted average number of common shares outstanding by treating the capital reduction in substance as a treasury stock transaction where the applicable shares were assumed to have been repurchased as of the date of the capital reduction. However, we subsequently determined that treating the capital reduction in substance as a stock consolidation accompanied by a cash dividend is a more appropriate accounting treatment to calculate the weighted average number of common shares outstanding, and this is reflected in the weighted average number of common shares outstanding and earnings per share information in the above table as well as the audited financial statements included elsewhere in this annual report.
(5)	Dividends for 2003, 2004, 2005 and 2006 in U.S. dollars were US$0.14, US$0.15, US$0.13 and US$0.11, respectively.
(6)	Dividends for 2007 are expected to be declared at our 2008 annual general shareholders’ meeting scheduled for June 2008.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.43 = US$1.00, which was the noon buying rate in the City of New York for cable transfers of New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. This translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that or any other rate or at all. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2003	34.40	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.41	33.41	32.26	32.43
October	32.55	32.61	32.39	32.39
November	32.33	32.40	32.26	32.26
December	32.41	32.53	32.30	32.43
2008
January	32.36	32.49	32.15	32.15
February	31.61	32.03	30.90	30.92
March	30.58	31.09	29.99	30.37
April (through April 22)	30.34	30.52	30.24	30.26

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Before we were privatized in August 2005, our business and operations were subject to extensive regulation under Republic of China laws, rules and regulations applicable to state-owned enterprises. As a result, we only have a limited history of operations as a non-state-owned enterprise. We cannot assure you that we will be successful in achieving the benefits we expect from our privatization, such as increased management flexibility in implementing measures to improve our cost structure, efficient operations of our business and expansion into new businesses, in a timely manner or at all. Factors that may cause the actual benefits we may enjoy from privatization to deviate from our expectations include:

•	adverse developments in our relations with our labor union that affect our costs, including with respect to compensation and other benefits, and efficient management of our workforce;

•

increased costs with respect to our plans to incentivize employees through contributions to employee child education funds, performance-based cash bonuses and company-subsidized purchases by employees of our common shares;

•	changes in regulations affecting us following our privatization; and

•	the speed with which we are able to implement more efficient procurement and other management systems and the resulting levels of cost savings.

Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer.

As a telecommunications service provider in Taiwan, we are subject to extensive regulation. See “Item 4. Information on the Company—B. Business Overview—Regulation” for a discussion of the regulatory environment applicable to us. Any changes in the regulatory environment applicable to us may adversely affect our business, financial condition and results of operations.

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

We have been designated by the government as a dominant provider of fixed line and cellular services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the National Communications Commission. For example, the regulation governing the setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, then our competitiveness, market position and profitability will be materially and adversely affected. We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized, the Legislative Yuan has not yet abolished the Statute of Chunghwa Telecom Co., Ltd., and at this time, the Statute of Chunghwa Telecom Co., Ltd. is still applicable to us. Under the Statute of Chunghwa Telecom Co., Ltd., the Ministry of Transportation and Communications has the authority to regulate aspects of our business. Any such regulation could be burdensome or conflict with regulations of the National Communications Commission or may otherwise adversely affect our business, financial condition and results of operations.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff policies and rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. Furthermore, the National Communications Commission adopted a price reduction plan on December 12, 2006 that resulted in a number of price reductions in the tariff structures relating to our local telephone, cellular and ADSL services, and further price reductions are expected. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff Adjustments.”

In addition, we operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, in April 2007, the National Communications Commission began to accept license applications according to the Regulation Governing the Worldwide Interoperability for Microwave Access, or WiMAX, and announced that it planned to issue six WiMAX licenses. WiMAX is a standards-based technology that provides high-speed mobile data and telecommunications services and enables wireless delivery of broadband access as an alternative to cable and digital subscriber lines, or DSL. On July 26, 2007, the National Communications Commission granted six WiMAX licenses to Wireless Broadband Access or WBA, operators, of whom we were not included. We expect to submit a bid for a WiMAX license in mid-2009 when the government is expected to grant a second round of licenses, but we cannot assure you that we will be able to successfully obtain a license. Our investment project in Global Mobile Corporation, a company that acquired a WiMAX license in 2007, was overruled by the National Communications Commission on April 1, 2008 on the grounds that it is unfair to other parties that submitted bids for licenses if we were allowed to invest in a company that acquired a license when we failed to obtain a license. If we are unable to obtain a WiMAX license, we will not be able to provide the next generation telecommunication services using WiMAX technology, which may have a material adverse effect on our future results of operations.

Increasing competition resulting from the ongoing liberalization of the Taiwan telecommunications industry or from alternative means of communication may materially and adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

We have faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, multiple licenses to operate fixed line, cellular, paging and other services have been issued by the Republic of China government since 1996. The National Communications Commission opened applications for VoIP (070) phone numbers in November 2005. As of the end of 2007, two Type I service providers, New Century InfoComm Tech. Co., Ltd., or Sparq, and Taiwan Fixed Network, and two Type II service providers, SeedNet and one of our subsidiaries, Chief Telecom, have obtained VoIP phone numbers. We are in the process of applying for VoIP numbers. Currently, we have been granted temporary trial numbers by the National Communications Commission.

We also face increased competition due to local loop unbundling, which is the regulatory process of allowing other telecommunications operators to use the local loops or last-mile connections owned by us. The local loop or last-mile connections are the physical wire connections between the telephone exchange’s central office to the customer’s premises usually owned by the incumbent telephone company. We first entered into agreements regarding local loop unbundling of voice with Sparq in March 2004 and with Taiwan Fixed Network and Asia Pacific Broadband Telecom in May 2004. We subsequently entered into an agreement for full local loop unbundling of both voice and data with Sparq in July 2005. In January 2007, the National Communications Commission requested each dominant integrated services operator, including us, to reserve 15% of its local loop for leasing to other service operators unless the then remaining available local loop of the operator not leased out is less than 15%, in which case the operator should reserve such remaining loop. In addition, the National Communications Commission had defined local loop facilities as the “bottleneck” of the telecommunications network and further amended the Administrative Rules for Network Interconnection Between Telecommunication Service Providers in April 2007, which provides that we can only charge other local telephone service providers at cost for local loop services instead of on the basis of commercial negotiations. The National Communications Commission approved telecommunications operators to charge NT$140 for local loop monthly rental starting from November 1, 2007.

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

In addition, the focus of competition among cellular service providers in Taiwan has been shifting, as companies that traditionally offered second generation, or 2G, services, such as us, began offering third generation, or 3G, services, and as new 3G service providers started to enter the market. As a result, we expect competition in 3G services to continue to intensify. We may also be subject to competition from providers of new telecommunications services as a result of technological development and the convergence of various telecommunications services. In particular, as a result of technological innovations and other factors, we have been facing competition from alternative means of communication, including voice over Internet protocol, or VoIP, high-speed cable Internet service, cable telephony, email and wireless services. Providers of these products and services include cable television companies, direct broadcast satellite companies and DSL resellers.

Increasing competition may also cause the rate of our customer growth to reverse or decline, bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain a good relationship with our labor union, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

Almost all of our employees are members of our principal labor union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. For example, in response to our proposed privatization, the labor union held a strike on May 17, 2005. The labor union also strongly opposed our privatization and threatened to launch a nationwide strike or take other forms of action to hinder our privatization. As a result, one of our directors was designated by the Republic of China government as a labor union representative on our board and still currently serves on our board. Any deterioration of our relationship with our labor union could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation. The latest collective bargaining agreement, which was entered into between us and our labor union on January 6, 2006 and became effective from March 3, 2006, makes us incur certain costs in connection with the implementation of certain incentive programs, including employee skill development programs, as well as employee child education funds, company-subsidized share purchases by employees, and discretionary, performance-based cash bonuses.

Changes in technology may render our current technologies obsolete or require us to obtain licenses for introducing new services or make substantial capital investments, financing for which may not be available to us on favorable commercial terms or at all.

The Taiwan telecommunications industry has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. Developments of new technologies have rendered some less advanced technologies unpopular or obsolete. For example, demand for our paging services declined significantly since the introduction of GSM services, improvements in other technologies and other changes in the market. As a result, we recognized an impairment charge of NT$343 million (US$10.5 million) relating to our paging business in 2005. If we fail to develop, or obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, we may lose our customers and market share and become less profitable.

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order for us to effectively respond to technological changes, such as the continued expansion of our 3G cellular mobile network. We will also need to make additional capital expenditures relating to the launch of new businesses, including multimedia-on-demand, or MOD, ADSL, fiber-to-the-x, or FTTx, and VoIP services, as well as the implementation of a network modernization program, including the planned migration of our fixed line networks to Internet protocol next generation networks. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the Taiwan and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. The failure to obtain funding for our capital expenditures on commercially acceptable terms and on a timely basis, or at all, could jeopardize our expansion plans and materially and adversely affect our business, financial condition, results of operations and prospects.

We may not realize the benefits we expect from our investments, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2007, we made capital expenditures in relation to our network infrastructure and information technology systems of NT$25.1 billion. Of this amount, we made capital expenditures of NT$19.2 billion in wireline, which includes those for fixed line and Internet and data services, equipment, NT$5.3 billion in wireless equipment for cellular service, and NT$0.6 billion in other areas. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing our expected return from our investments.

We cannot assure you that services enabled by new technologies we implement, such as 3G cellular technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. For example, the Taipei Financial Center Corporation, in which we hold a 12% interest and which we account for using the cost method, commenced commercial operations after completing construction of Taipei 101, which it owns and which is the tallest building in Taiwan. In 2005, we recognized a loss of NT$740 million in relation to this investment due to lower than expected leasing rates for office and retail space in Taipei 101. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. In 2007, we recognized an impairment loss of NT$22 million for an investee we record under the cost method, RPTI International Co., Ltd., or RPTI, due to an adverse change in market conditions of the power system construction. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Our services are currently carried through our fixed line and cellular telecommunications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links. Our networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. For example, on December 26, 2006, a 6.9 magnitude earthquake in the southern seas of Taiwan caused significant damage to the undersea cable networks that connect Taiwan to the United States, Japan, Hong Kong, China and other countries in South East Asia. The earthquake resulted in major outages in telephone and Internet services throughout the region. It required one week to restore 90% of the capacity, and repairs were not completed until February 2, 2007, when all four affected undersea cables finally returned to normal operations. As a result of the December 2006 earthquake, we suffered repair costs of approximately NT$10 million. Taiwan is susceptible to earthquakes and typhoons. However, we do not carry any insurance to cover damages caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Any failure of our networks, servers, or any link in the delivery chain that results in an interruption in our operations or an interruption in the provision of any of our services, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage our ability to attract and retain customers and materially and adversely affect our business, financial condition, results of operations and prospects.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are pursuing a number of new growth opportunities in the broader telecommunications industry, including wireless data, MOD, VoIP and WiMAX services. These opportunities involve new services for which there are no proven markets. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies, such as 3G cellular telecommunications technologies, may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our wireless data services is substantially dependent on the availability of wireless data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our wireless data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected.

We depend on select personnel and could be affected by the loss of their services.

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. We may not be able to retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

Our largest shareholder may take actions that conflict with our public shareholders’ best interests.

As of March 31, 2008, the Republic of China government, through the Ministry of Transportation and Communications, owned approximately 35.65% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the Ministry of Transportation and Communications, may continue to have the ability to control our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual operation and projects budget;

•	the composition of our senior management;

•	the timing and distribution of dividends;

•	the election of a majority of our directors and supervisors; and

•	our business activities and direction.

In addition, pursuant to the Telecommunications Act and our articles of incorporation, our board of directors approved the issuance of two preferred shares on March 28, 2006 to the Ministry of Transportation and Communications. As the holder of these preferred shares, the Ministry of Transportation and Communications has the right to veto any change in our name or our business and any transfer of the all or a substantial portion of our business or property and to act as a director and supervisor on the basis of its preferred shareholding. Under our articles of incorporation, these preferred shares are non-transferable and will be redeemed by us three years from their date of issuance at their par value.

Actual or perceived health risks related to cellular phones and base stations could lead to decreased cellular telephone usage and difficulties in increasing network coverage and could expose us to potential liability.

According to some published reports, the electromagnetic signals from cellular phones and cellular base stations may pose health risks or interfere with the operation of electronic equipment. Although the findings of those reports are disputed, actual or perceived risks of using cellular telecommunications devices or of base stations could have a material adverse effect on cellular service providers, including us. For example, our customer base could be reduced, our customers may reduce their usage of our cellular services, we could encounter difficulties in obtaining sites for additional cellular base stations required to expand our network coverage or we may be requested to reduce the number of existing cellular base stations. As a result, our cellular business may generate less revenues and our financial condition and results of operations may be materially and adversely affected. In addition, we could be exposed to potential liability for any health problems caused by cellular phones and base stations.

The market value of your investment may fluctuate due to financial results released in the Republic of China that are prepared on a basis that is different from generally accepted accounting principles in the United States.

Our ongoing financial reporting with the SEC was under U.S. GAAP before 2008. Beginning with the financial report for fiscal year 2008, we will prepare our financial reporting with the SEC under generally accepted accounting principles in the Republic of China, or R.O.C. GAAP, with reconciliation to U.S. GAAP in accordance with the requirements of the SEC. Our reported financial condition and results of operations under U.S. GAAP may differ significantly from R.O.C. GAAP. The price of our common shares trading on the Taiwan Stock Exchange may be based on, among other things, our consolidated financial statements prepared for ongoing reporting purposes in the Republic of China, and this in turn may affect the market price of our ADSs.

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

Investor confidence in us may be adversely impacted if we or our independent registered public accountants are unable to attest to or express a qualified opinion on the effectiveness of our internal control over financial reporting.

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2007. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

While the management report included in this annual report concluded that our internal control over financial reporting was effective, we cannot assure you that our management will be able to conclude that our internal control over financial reporting is effective in future years. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still conclude that our internal control is not effective due to any inability to fully remedy the material weaknesses already reported to our audit committee by our independent registered public accounting firm or additional material weaknesses that may be identified during the Section 404 audit process or other reasons. If in future years we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our consolidated financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation.

Our investments in real estate projects may not be profitable and will subject us to additional risks not related to our core businesses.

Our properties consist primarily of land, land improvements and buildings located throughout Taiwan. In early 2008, we established Light Era Development Co., Ltd. for the purpose of developing our real estate properties to increase their value. In March and April 2008, we started the process of transferring six properties to Light Era Development Co., Ltd. Currently, three of these properties are in development. We have no prior experience operating real estate development projects and cannot assure you that our investments will achieve their expected results. Operating or investing in real estate projects involves numerous risks for which we may not be adequately protected. Many of these risks are also beyond our control. For example, our projects may be delayed or never completed due to the failure of other parties with which we have contracted to fulfill their contractual obligations or because of unexpected problems that arise during the planning or construction phases of the projects. Any significant delay or any failure to complete our projects might result in our projects not achieving their expected return and could subject us to a loss on our investment. In addition, changes in the regulatory or economic environment relating to real estate, such as changes in interest rates affecting the financing of our projects, increases in the applicable property tax rates relating to our properties and decreases in demand for residential, commercial or resort properties, could materially and adversely affect the value of our properties and/or reduce or eliminate the profitability of our projects. If our revitalization projects do not achieve their expected results or subject us to a significant financial loss, this could have a material adverse effect on our financial condition and results of operations.

We entered into a ten-year foreign currency derivative contract in September 2007, which will require us to make cash payments every two weeks if the foreign exchange spot rate trades at or below 31.50 NT dollars per US$1.00.

In September 2007, we entered into a ten-year foreign currency derivative contract with Goldman Sachs Group Inc., or Goldman. Under the terms of the contract, if the spot exchange rate of NT dollars against U.S. dollars is less than NT$31.50 per US$1.00 at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, we are required to make a cash payment to Goldman. The amount of payment is determined by the difference between the applicable exchange rates and using a base amount of US$4.0 million. Conversely, if the spot exchange rate of NT dollars against U.S. dollars is above NT$31.50 per US$1.00 using the same valuation methodology, Goldman would have a payment obligation to us in an amount determined using a base amount of US$2.0 million. If the spot exchange rate of NT dollars against

U.S. dollars ever trades at or above NT$32.70 per US$1.00 after December 12, 2007, the contract will be terminated at that time. The amount of unrealized valuation loss arising from this contract for the year ended December 31, 2007 was NT$580 million. As of April 22, 2008, the noon buying rate in the City of New York for cable transfers of New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York was NT$30.26 per US$1.00. For the duration of the contract, we will be required to make cash payments to Goldman every two weeks if the foreign exchange rate is below NT$31.50 per US$1.00. If the NT dollar continues to further appreciate against the U.S. dollar, the amount of our cash payments would increase, and the aggregate amount of payments could become significant if such exchange levels are prolonged. This foreign currency derivative contract may have a material adverse effect on our financial condition and results of operations. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

Any further economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In recent years, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Taiwan and the rest of Asia, which has resulted in a depressed property market and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. Although economic conditions in Taiwan have improved since 2003, the global slowdown in technology expenditures has also from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. We cannot assure you that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by deterioration in the Taiwan economy.

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the tense relationship between the Republic of China and the People’s Republic of China, which could negatively affect the value of your investment.

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

Risks Relating to Ownership of Our ADSs and Common Shares

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

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.20 in February 2000 and subsequently fell to a low of 3,446.26 in October 2001. During 2007, the Taiwan Stock Exchange Index peaked at 9,809.88 on October 29, 2007, and reached a low of 7,344.56 on March 5, 2007. On April 22, 2008, the Taiwan Stock Exchange Index closed at 9,037.25. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the National Communications Commission on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the Organization Law. The National Communications Commission and the Ministry of Transportation and Communications reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the Ministry of Transportation and Communications on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 22, 2008, foreign direct holdings of our outstanding share capital is at 46.19%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the National Communications Commission will exercise its authority over us, and the National Communications Commission could decline to raise, or determine to reduce, this foreign ownership limitation.

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

Our actual financial results may differ materially from our published full year guidance.

Each year, we voluntarily publish operating results guidance for the current fiscal year prepared in accordance with R.O.C. GAAP. These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described in this annual report. In particular, projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time.

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

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. As an integrated telecommunications service provider, our principal services include:

•	fixed line services, including local, domestic long distance and international long distance telephone services;

•	cellular services; and

•	Internet and data services, including HiNet, our Internet service provider, FTTx services, ADSL services and leased line services.

As our traditional fixed line business has matured and new technologies have become available, we have pursued new growth opportunities in the cellular and Internet and data services markets. We are focusing on enhancing our leading position in each of our principal lines of business, and expanding into new lines of business such as 3G cellular services. We enjoy leading positions across a number of areas:

•	we are Taiwan’s largest provider of fixed line services in terms of both revenues and customers;

•	we are Taiwan’s largest cellular service provider in terms of both revenues and customers;

•	we are Taiwan’s largest broadband Internet access provider as well as Taiwan’s largest Internet service provider in terms of both revenues and customers; and

•	we are also a leading player in the data communications market in Taiwan.

In 2007, our revenues were NT$200.9 billion (US$6.2 billion), our net income was NT$49.5 billion (US$1.5 billion) and our net income per share was NT$4.68 (US$0.14).

In 2007, we made capital expenditures totaling NT$25.1 billion (US$0.8 billion), of which 76.1% was related to wireline equipment, 21.3% was related to cellular equipment and 2.1% was related to other items. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

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

We believe that our primary competitive strengths are:

•	our broad customer base in Taiwan;

•	our position as an integrated, full-service telecommunications provider in Taiwan; and

•

our capital resources and technology, which we believe we can build on to expand our leading position in the growing cellular and Internet and data services markets, including through our continued construction of a 3G cellular network, FTTx broadband access services, our IP-based MOD services and our rollout of VoIP services.

We have a broad customer base in Taiwan.

We are the largest telecommunications service provider in Taiwan with a broad customer base across all of our service offerings. Despite deregulation and an increase in competition in the Taiwanese telecommunications industry, we have maintained a market leading position in our primary service offerings of fixed line communications, cellular communications and Internet and data services. We believe our broad customer base in each of our service offerings grants us a distinct competitive advantage to maintain our existing customers and attract new customers and increases the chance of success for the launch and popularization of new products. As the telecommunications industry continues its trend of converging fixed line, cellular and data services, we believe that our comprehensive service offerings places us in a strong position to offer converged products and services to our customers.

We are an integrated full-service telecommunications provider in Taiwan.

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

Broad network coverage. The breadth of our network and our ownership of the so called “last mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provide us with access to existing and potential customers and creates a platform for expanding our services. As of December 31, 2007, substantially all of our installed telephone lines were capable of delivering ADSL services. In addition, our cellular services network provides nationwide coverage. Our large cellular spectrum allocation together with our network of 13,513 base stations position us well for the continued expansion of our cellular services in Taiwan.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom” and “HiNet” have a reputation for quality, reliability and sophisticated technology. In particular, we are the leading Internet service provider in Taiwan through HiNet. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 23 operations offices, 319 service centers, 148 exclusive services stores and six integrated call centers. We also offer comprehensive and high-quality point of sale and after sale services, and we provide web-based customer services. Moreover, our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In the Reader’s Digest Trusted Brands Award, we stood out and won the Platinum Award of Telecom Company in Taiwan for four consecutive years since 2004. We were also awarded “Best Managed Company” and “Best Commitment to Strong Dividends” in Taiwan by FinanceAsia in 2006. In January 2007, the Standard & Poor’s Ratings Services raised our long-term foreign currency credit rating to AA from AA- with positive implications and removed us from CreditWatch. In 2007, we were also awarded the Excellence in Corporate Social Responsibility Award by the Common Wealth Magazine, the certification award by Corporate Governance Association in Taiwan and named Asia’s Best Companies by FinanceAsia.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge, which we believe cannot be easily replicated by competitors. We also believe we will continue to attract and retain high quality employees.

Comprehensive customer billing infrastructure. As Taiwan’s leading telecommunications services provider, we have extensive resources and infrastructure relating to billing services. In particular, we issue, in the aggregate, approximately 17 million invoices, including integrated bills, every month. We intend to continue taking advantage of this unique attribute by offering bill collection services to Internet content providers and other entities that lack the necessary resources and infrastructure for effective customer billing.

We have the capital resources and technology to enhance our leading position in the growing cellular and Internet services markets.

Established position in growing markets. Revenues from our cellular and Internet and data services have increased from 55.8% of revenues in 2003 to 61.2% in 2007. We expect our cellular and Internet and data services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement as well as the marketing of our products and services.

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

Advanced network technology. Since 2003, we have developed and upgraded our existing infrastructure for both mobile and fixed line networks. We developed a high-speed Internet protocol backbone network and expanded the coverage of our ADSL network. In 2007, we launched a long-term next generation network construction project that will upgrade the local fixed line networks to high-speed packet-based digital networks with FTTx technology. Our investment in network infrastructure places us in a position to capture a significant share of the Internet and high-speed data transmission market.

Research and development expertise. As of March 31, 2008, we employ over 1,100 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2007, our research and development expenses, excluding depreciation and amortization, accounted for 1.3% of our revenues. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

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

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

Our core strengths are the management of telecommunication networks and the provision of services over these networks. We currently operate several networks linked by a core backbone infrastructure consisting of public switched telephone, cellular, ADSL, FTTx and Internet protocol networks. Our strategy for each network differs depending on the market dynamics and future growth prospects of services delivered over these networks. In general, we endeavor to maintain our strong market position in each of our business lines and seek to expand the scope of our business beyond network services by offering value-added services to generate growth and new opportunities.

Fixed line: Our strategy is to maintain our position as the market leader in fixed line communications. In December 2006, we launched value-added services for the local telephone market, such as personal ring back tone and incoming call screening services. We also seek to enhance customer loyalty by promoting virtual private network, or VPN, and information communication systems integration services targeted at our corporate customers. In January 2007, we launched a long-term project to create our next generation network that will upgrade the local fixed line networks to high-speed packed-based digital networks with FTTx technology. We expect our entire fixed line network to be eventually based on a fully integrated IP telephony system. The National Communications Commission approved the network deployment plan for our phone-to-phone VoIP services in September 2007 and completed inspection processes in January 2008. We are now in the process of applying for VoIP numbers and plan to launch the 070 VoIP services based on managed-IP networks in the second half of 2008.

Cellular: Our strategy for our existing 2G cellular services, which uses the GSM standard, is to continue to expand service offerings that take advantage of our strong customer base and extensive network coverage. In particular, we will focus on increasing our average revenue per user by expanding our post-paid customer base and promoting increased use of wireless value-added services, such as our “emome” mobile Internet service, Java games, ring-back tone services and video streaming. Furthermore, we upgraded our 3G cellular service, which was based on a wideband code division multiple access, or WCDMA, technology launched on July 26, 2005, to 3.5G services on September 12, 2006. Our strategy with respect to our 3G cellular service includes the following initiatives:

•

taking advantage of our ability to provide services using either the GSM or WCDMA standards and offering seamless service to customers with dual-mode cellular phones, which enable our customers to enjoy the benefits of network coverage while retaining their GSM cellular phone number. In order to meet the demand from our customers for high-speed wireless data access, we adopted high-speed downlink packet access technology and are continuing to developing 3G cellular technology;

•

encouraging our high-end customers, who are more likely to demand wireless Internet services with higher data speed access capabilities, to use our 3G and 3.5G services by offering attractive value-added services and product packages;

•	converging fixed line and cellular services to provide customers with access to personalized information through personal computers, personal digital assistants or cellular phones;

•	taking advantage of our superior brand and network quality to attract our competitors’ customers; and

•	expanding our High-Speed Downlink Packet Access, or HSDPA, coverage and enhancing the data rate to 3.6 megabits per second, or Mbps, and 7.2 Mbps to attract more 3.5G mobile Internet customers.

Internet and data: Our strategy for Internet and data services is to continue to build on the success of our HiNet Internet and broadband access services and enhance our Internet value-added services.

•

We provided ADSL and FTTx services to 4.3 million customers, which represented more than 80% of Taiwan’s fixed line broadband customers by the end of 2007. We are the leading provider of broadband Internet access in Taiwan, with a significant market share as of December 31, 2007. We have successfully migrated many of our customers from low-speed to higher-speed Internet access services. Approximately 69.1% of our broadband customers subscribe for downlink speeds of over 2 Mbps, and the average downlink speed of our Internet customers, defined as the total downlink speed subscribed divided by the total number of customers, increased from 0.6 Mbps as of December 31, 2002 to 3.6 Mbps for ADSL and FTTx and 2.7 Mbps for ADSL only as of December 31, 2007.

•

FTTx offers a faster access medium for our Internet and data customers compared to ADSL by using fiber optic technology. We are continuing the build-out of our FTTx infrastructure. Because we typically realize higher average revenue per user for our FTTx Internet and data services, we plan to continue offering various incentives for our ADSL and other Internet customers to switch to our FTTx services.

•

We are developing new media to provide both higher-speed access as well as attractive content to our customers. We are also continually enhancing our Internet value-added services, such as online games, Internet music, Internet banking and Internet protocol video services, including MOD and hiChannel, an Internet platform where customers can view videos and multimedia content. In addition, we plan to launch VoIP services after the National Communications Commission authorizes the 070 prefix for our phone-to-phone VoIP service.

Bundled services: We believe bundled services are effective in encouraging usage and enhancing customer loyalty. We intend to increase our offerings for bundled services. In particular, we believe we are uniquely positioned to provide our customers with fully integrated solutions across fixed line, cellular and Internet platforms. Our “Friends and Family” service, which offers customers preferential rates, has attracted over 1.89 million cellular customers. In addition, we provide a wide range of bundled services customized to meet the needs of our corporate customers, such as integrated network management services, integrated information and communication services, secure Internet services, 3G mobile office and mPro business service, which is designed for business professionals who need to access information, such as their email, calendar, contacts and news, wirelessly.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium-sized enterprises and in January 2007 established our Enterprise Business Group. Our Enterprise Business Group is staffed by approximately 1,240 professionals and offers packaged and customized services, customer-oriented solutions and integrated information and communications services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123.” We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an Interactive Voice Response, or IVR, system. We also offer consolidated billing for our customers who use multiple services. We began to provide an e-bill service option to our customers in August 2005. Moreover, we have put in place processes to enhance bill collection and improve the quality of our billing services. To improve the quality of our customer services, we implemented a customer relationship management system, which encompass, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

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

Capital expenditures. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We have commenced a project for gradually upgrading our entire public switched telephone network to a next-generation network. Next-generation Internet protocol switches will have substantially more capacity and greater upgrade flexibility and should result in savings from a reduced number of switching centers and a reduction in related property, materials and personnel costs. We have also devoted resources toward the expansion of our 3G cellular network and the continuing build-out of our FTTx infrastructure.

Personnel costs. We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered voluntary retirement programs once each year during 2005, 2006 and 2007, which resulted in reductions of 4,378 employees. We also hired more than 1,390 new employees after our privatization August 2005. Since then, we continued to align our organizational structure by integrating various operating units and departments. We will also continue to reallocate our personnel from traditional fixed line services to our growing businesses and to our marketing and customer services departments, as well as exploring outsourcing opportunities where we deem appropriate.

Expand our business through alliances, acquisitions and investments

We plan to expand our business in high-growth areas, such as interactive multimedia broadband services, content delivery services and value-added services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers, customer premises equipment providers, Internet portal operators, information and communication technology solutions partners to diversify our business operations and enhance our service offerings. As of the date of this annual report, we have collaborated with more than 370 information content providers, more than 120 customer premises equipment providers, more than eight Internet service providers, more than nine Internet portal operators and more than 18 information and communication technology solution partners. We have signed cooperation memorandums with Microsoft and Intel to develop digital home services.

Acquisitions. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. During 2007, we made several acquisitions, with the more significant ones being Senao International Co., Ltd., or Senao, and Chunghwa System Integration Co., Ltd. In January 2007, we became a 31.3% shareholder of a cellular phone distributor, Senao, by way of a public tender offer and obtained majority board representation on April 2007, upon which it became a consolidated subsidiary of ours. Senao is the largest cellular phone distributor in Taiwan with a significant market share of the total market in Taiwan. We expect that our acquisition of Senao will increase our competitiveness in the cellular business, and we will seek to increase our share of the cellular phone distribution market. With the acquisition of Chunghwa System Integration Co., Ltd., we hope to enhance our ability to provide system integration support for our enterprise customers. On December 20, 2007, we acquired 100% equity ownership of Chunghwa Telecom Global, Inc. and Donghwa Telecom Co., Ltd. which became consolidated subsidiaries of ours from such date. In addition, we invested a 30% equity interest in Spring House Entertainment Inc., an Internet services company, in October 2006. On January 17, 2008, we acquired an additional 26% interest in Spring House Entertainment Inc., for a total of 56%.

Investments. After the privatization, we have focused our investment strategy on the development of new businesses and the enhancement of our operation efficiency. In February 2008, we established a wholly owned subsidiary named Light Era Development Co., Ltd., a company that engages in the real estate development business. The management team of Light Era Development has extensive experience in real estate development. Their experience will provide support for our strategy of redeveloping our real estate holdings. In January 2007, we established a wholly owned subsidiary named Chunghwa International Yellow Pages Corporation.

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

Maintain focus on maximizing shareholder value

We are committed to maximizing shareholder value and intend to maintain our high dividend payout policy. Following our privatization, we have more flexibility to implement capital management initiatives, including possible repurchases of our outstanding common shares and increases in our leverage through debt financing. We bought back 192,000,000 shares between February 10, 2006 and April 7, 2006 and cancelled those shares on June 30, 2006. We bought back 121,075,000 shares between August 29, 2007 and October 25, 2007 and cancelled those shares on December 29, 2007 and February 21, 2008, respectively.

At the annual general shareholders’ meeting held on June 15, 2007, it was resolved to reduce the amount of capital by a cash distribution to our shareholders in order to improve our financial condition and better utilize our excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9.7 billion to capital stock. Subsequently, capital stock was reduced by NT$9.7 billion and a liability for the actual amount of cash to be distributed to stockholders of NT$9.6 billion was recorded. The difference between the reduction in capital stock and the distribution amount represents treasury stock of NT$110 million, which was concurrently cancelled. Such cash payment to stockholders was made on January 9, 2008.

B. Business Overview

Our Principal Lines of Business

The following table sets forth our revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2005		2006		2007
	(in billions, except percentages)
	NT$		NT$		NT$
Fixed line:
Local	40.7	22.1%	39.0	20.9%	39.0	19.4%
Domestic long distance	11.0	5.9	9.9	5.3	9.2	4.6
International long distance	14.6	7.9	14.0	7.6	14.4	7.2

Total fixed line	66.3	35.9	62.9	33.8	62.6	31.2

Cellular(1)	73.0	39.5	73.0	39.2	73.7	36.7
Internet and data
Internet	32.1	17.3	35.5	19.1	37.7	18.8
Data(2)	10.1	5.5	10.8	5.8	11.5	5.7

Total Internet and data	42.2	22.8	46.3	24.9	49.2	24.5

Other(1)(2)(3)(4)	3.2	1.8	4.1	2.1	15.4	7.6

Total revenues	184.7	100.0%	186.3	100.0%	200.9	100.0%

(1)	Beginning in 2006, we no longer combine cellular and paging services in one business segment, and we include revenues from paging services in other. For this reason, revenues from cellular and other for 2005 have been reclassified on a comparable basis.
(2)	Beginning in 2007, we no longer account for MOD revenues under other and account for MOD revenues under data. In this table, MOD revenues are included in data for fiscal year 2007 and in other for fiscal years 2006 and 2005.
(3)	Other includes revenues from our other services, which includes (i) the sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) the leasing of real estate owned by us to third parties.
(4)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the cellular phone sales revenues of our consolidated subsidiary, Senao, under other beginning April 12, 2007.

Fixed Line

The provision of fixed line services is one of our principal business activities. We are the largest provider of local, domestic long distance and international long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other cellular and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from fixed line services were NT$66.3 billion, or 35.9% of our total revenues, in 2005, NT$62.9 billion, or 33.8% of our revenues, in 2006 and NT$62.6 billion, or 31.2% of our revenues, in 2007. Owing primarily to the expansion of our broadband and cellular services, we expect that revenues from our fixed line business as a percentage of our total revenues will continue to decline.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in billions)
	NT$	NT$	NT$
Local telephone revenues:
Usage	14.6	13.3	12.4
Subscription	18.2	18.2	18.0
Interconnection	3.0	2.9	2.6
Pay telephone	0.2	0.1	0.1
Other	4.7	4.5	5.8

Total	40.7	39.0	39.0

We provide local telephone services to approximately 12.95 million customers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 22.1%, 20.9% and 19.4% of our total revenues in 2005, 2006 and 2007, respectively. Approximately 74.8% of our local telephone customers as of December 31, 2007 were residential customers, accounting for 60.7% of our local telephone revenues in 2007. We are currently the leader of the local telephone service market, with an average market share of approximately 97.4%, 97.4% and 97.4% in 2005, 2006 and 2007, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31,
	2005	2006	2007
	(in thousands, except percentages and per household data)
Taiwan population(1)	22,770	22,877	22,958
Fixed line customers:
Residential	9,942	9,822	9,691
Business	3,319	3,300	3,261

Total	13,261	13,122	12,952

Growth rate (compared to the same period in the prior year)	0.1%	(1.0)%	(1.3)%
Penetration rate (as a percentage of the population)	58.2%	57.4%	56.4%
Lines in service per household	1.36	1.33	1.29

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local customer lines has historically been driven by population growth. In each of 2005 and 2006, fixed line customer growth slowed compared to prior periods, primarily due to market saturation and competition. The number of fixed line customers decreased by 1.3% in 2007 compared to 2006.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in millions, except percentages)
Minutes from local calls(1)(2)	21,116	18,575	17,268
Growth rate (compared to the same period in the prior year)	(14.0)%	(12.0)%	(7.0)%

(1)	Includes minutes from local calls made on pay telephones.
(2)	Calls to our HiNet service, which are recorded as part of our Internet and data services, are not included in our local call minutes or revenues.

Minutes from local calls declined as non-HiNet narrowband customers migrated to broadband Internet services, which do not require dial-up telephone access. This decline was also due to traffic migration to broadband and cellular services as well as VoIP services. As a result of our promotions in 2006 and 2007 of lower-speed ADSL services and an overall reduction in ADSL service tariffs in 2007, some non-HiNet dial-up customers migrated to ADSL service, which also contributed to a continued decline in minutes from local calls. However, we believe the rate of migration of traffic from fixed line services to broadband and cellular services is slowing.

We charge our local telephone service customers a monthly fee and a usage fee. We also charge separate fees for some value-added services. The monthly fees for our primary tariff plans are NT$70 with a deductible on usage fees of NT$25 for residential customers and NT$295 for business customers. Our primary peak time usage fee is NT$1.6 for three minutes or NT$2.7 for ten minutes, depending on the tariff plan selected by the customer, and our off-peak usage fee is NT$1.0 for ten minutes. Our usage fees are the same for residential and business customers.

The following table sets forth information with respect to the average local usage charge per minute for the periods indicated.

	Year ended December 31,
	2005		2006		2007
Average local telephone usage fee (per minute)	NT$	0.70	NT$	0.72	NT$	0.73
Growth rate (compared to the same period in the prior year)		2.9%		2.9%		1.4%

Average per minute usage charges increased from NT$0.7 per minute in 2005 to NT$0.72 per minute in 2006 and NT$0.73 per minute in 2007. The increases were primarily due to a decline in demand for our discounted Internet tariff packages as a result of a migration of non-HiNet dial-up customers to our ADSL services.

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

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services comprised 5.9%, 5.3% and 4.6% of our revenues in 2005, 2006 and 2007, respectively. Our average market share in the domestic long distance market was approximately 84.7%, 83.6% and 86.5% in 2005, 2006 and 2007, respectively. Residential customers accounted for 60.5% of our domestic long distance revenues in 2007.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in millions, except percentages)
Domestic long distance telephone service usage (minutes)	5,131	4,643	4,325
Growth rate (compared to the same period in the prior year)	(8.7)%	(9.5)%	(6.8)%

Minutes of use for domestic long distance calls have been declining as a result of traffic migration to cellular services, competition from other fixed line operators and increased use of VoIP. We expect declines in minutes of use for fixed line services to continue in the future for the same reasons.

The following table sets forth information with respect to the average domestic long distance usage charge per minute for the periods indicated.

	Year ended December 31,
	2005		2006		2007
Average local telephone usage fee (per minute)	NT$	1.65	NT$	1.65	NT$	1.66
Growth rate (compared to the same period in the prior year)		0%		0%		0.6%

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.035 per second. Our current domestic long distance rate for off-peak hours is NT$0.025 per second. The rates for both peak hours and off-peak hours are the same for residential and business customers. Our average domestic long distance usage charge per minute remained flat between 2005 and 2006, and there was a 0.6% increase in 2007 due to a 1.5% increase in peak hours usage over 2006.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling, universal number, televoting, premium rate service and VPNs. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 7.9%, 7.6% and 7.2% of our revenues in 2005, 2006 and 2007, respectively. Residential customers generated 37.1% of our international long distance revenues during 2007. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure.

Since fixed line services have been open for competition since 2001, we expect competition in this line of business will continue to intensify. We believe other fixed line operators consider the international long distance market to be their primary focus. Our average market share of the international long distance market was approximately 57.8%, 58.3% and 61.6% in 2005, 2006 and 2007, respectively. Our market share increased in

2007 primarily because of an increase in our sales of prepaid card minutes. Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use VoIP technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented 7.8% and 7.8% of our total outgoing international traffic in 2006 and 2007, respectively.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2005, 2006 and 2007, we sold 781.9 million, 1,041.5 million and 1,039.9 million of wholesale outgoing minutes, which represented approximately 39.0%, 46.5% and 43.5% of our total outgoing international long distance minutes, respectively. Revenues from the wholesale of international long distance minutes increased by 25.1% from NT$1,447 million in 2006 to NT$1,809 million in 2007. As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate increases in international minutes without accelerating the decrease in international long distance rates in the more profitable retail segment.

International calls to and from our top five destinations represented 61.9% our international long distance call traffic in 2007.

The following table shows the percentage of total outgoing and incoming international long distance minutes for our top five outgoing destinations in 2007.

Destination	Percentage of total outgoing minutes	Percentage of total incoming minutes
Mainland China	35.3%	31.4%
United States	7.4	13.6
Hong Kong	6.9	3.1
Vietnam	6.6	0.7
Philippines	14.5	0.5

Total of top five destinations	70.7%	49.3%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	As of December 31,
	2005	2006	2007
	(in thousands, except percentages and incoming/outgoing ratio)
Incoming minutes	1,289	1,354	1,666
Growth rate (compared to the same period in the prior year)	(0.2)%	5.0%	23.0%
Outgoing minutes	2,004	2,239	2,389
Growth rate (compared to the same period in the prior year)	8.0%	11.7%	6.7%
Total minutes	3,293	3,593	4,055
Incoming/outgoing ratio	0.64	0.60	0.70

Total outgoing international long distance minutes increased by 11.7% from 2005 to 2006 and by 6.7% from 2006 to 2007, primarily due to promotions and increased prepaid card minutes among foreign workers. Our incoming call volume increased by 5.0% from 2005 to 2006 due to active expansion of international wholesale incoming call services through overseas points of presence, and increased by 23.0% from 2006 to 2007 due to increased bilateral volume commitment arrangements and more flexible and competitive international settlement rates.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year ended December 31,
	2005		2006		2007
Average international long distance usage charge (per minute)	NT$	5.4	NT$	4.7	NT$	4.5
Growth rate (compared to the same period in the prior year)		(11.5)%		(13.0)%		(4.3)%

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. In anticipation of new competition, we substantially reduced our international tariffs by an average of 37% in April 2001 to defend our business and market share. In addition, we offered our customers significant promotional packages and discounts during off-peak hours in 2005, 2006 and 2007 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years. However, we anticipate that an increase in the international call traffic may partially offset the decline in tariffs.

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

The following table sets forth information with respect to our gross settlement receipts and payments during the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in billions)
	NT$	NT$	NT$
Gross international settlement receipts	3.3	3.1	3.2
Gross international settlement payments	4.5	3.8	4.7

Our payments on an aggregate basis to international carriers have been more than our receipts from these carriers primarily because our customers’ outgoing minutes exceeded incoming minutes. As outgoing and incoming international long distance minutes have increased, our international settlement receipts and international settlement payments have both increased.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international VPNs, international toll free calling and calling card services, and our international long distance minutes wholesale business. We also plan to launch phone-to-phone voice VoIP after the National Communications Commission authorizes the 070 prefix for our phone-to-phone VoIP service. We plan to target specific customers for these services and offer bundled services to increase customer retention in the competitive business environment.

Cellular Services

Cellular service is one of our principal business activities. We are Taiwan’s largest provider of cellular services in terms of both revenues and customers. In 2005, we generated revenues of NT$73.0 billion, or 39.5% of our total revenues, from cellular services. In 2006, we generated revenues of NT$73.0 billion (US$2.3 billion), or 39.2% of our total revenues, from cellular services. In 2007, we generated revenues of NT$73.7 billion (US$2.3 billion), or 36.7% of our total revenues, from cellular services.

The following table sets forth our revenues from cellular services for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in billions)
	NT$	NT$	NT$
Cellular revenues:
Usage(1)	60.8	59.7	59.2
Interconnection	7.0	7.3	7.6
Mobile data	3.2	4.2	5.2
Other	2.0	1.8	1.7

Total cellular	73.0	73.0	73.7

(1)	Includes monthly fees.

As the market for cellular services has continued to expand, we have experienced substantial growth in our cellular customer base. We are the largest cellular operator in Taiwan in terms of revenues and number of customers. We had 8.70 million cellular customers, for a market share of approximately 40.3% of total 2G cellular customers and approximately 34.5% of total 2G cellular services revenues in Taiwan, as of December 31, 2007. Revenues from cellular services comprised approximately 39.5%, 39.2% and 36.7% of our total revenues in 2005, 2006 and 2007, respectively. Mobile data revenues as a percentage of total cellular revenues were 4.4%, 5.7% and 7.0% for the years ended December 31, 2005, 2006 and 2007, respectively.

We offer digital cellular service through our dual band GSM network. We are one of the three national licensed providers of GSM services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for GSM services and general packet-switched radio services, or GPRS, and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for 3G cellular services. This is the largest frequency spectrum allocation to any cellular operator in Taiwan. In February 2002, the Ministry of Transportation and Communications granted 3G cellular services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G cellular services license is valid until December 31, 2018. In July 2005, we launched our 3G cellular telephone services using WCDMA technology. We also offer the largest international roaming network among Taiwan cellular service providers. In particular, our 2G customers have access to 318 networks in 168 countries through our GSM service roaming network and 164 networks in 84 countries through our GPRS roaming network. In addition, our 3G service system includes 60 networks in 34 counties.

As of December 31, 2007, we had approximately 13,500 cellular base stations (including both GSM base stations and 3G cellular base stations) covering substantially all of Taiwan’s population. We use these base stations to support both our GSM network and our GPRS network. In 2007, we greatly enhanced our competitiveness by upgrading more than 4,000 base stations with HSDPA capacity in the larger metropolises of Taiwan. We will continue this process of implementing HSDPA upgrades in the following five major areas in Taiwan: Taipei City, Taipei County, Taoyuan County, Taichung City and Kaohsiung City.

The following table sets forth information regarding our cellular service operations and our cellular customer base for the periods indicated.

	As of or for the year ended December 31,
	2005		2006		2007
Taiwan population (in thousands)(1)		22,770		22,877		22,958
Total cellular customers in Taiwan (in thousands)(2)		19,876		23,249		24,302
Penetration (as a percentage of the population)(2)		87.3%		101.6%		105.9%
Total cellular revenues in Taiwan—2G (in billions)(3)	NT$	205.2	NT$	185.2	NT$	154.9
Number of our cellular customers (in thousands)(2)(4)		8,158		8,487		8,699
Our market share by customers—2G(2)		39.6%		40.9%		40.3%
Our market share by revenues—2G		35.0%		35.7%		34.5%
Number of our prepaid customers (in thousands)		603		636		632
Our prepaid customers as a percentage of our total customers		7.4%		7.5%		7.3%
Annualized churn rate(5)		16.8%		11.6%		10.25%
Minutes of usage (in millions of minutes)
Incoming		9,720		10,403		10,636
Outgoing		8,921		9,227		9,586
Average minutes of usage per cellular customer per month(2)(6)		190		197		196
Average revenue per cellular customer per month(2)(7)	NT$	744	NT$	731	NT$	715

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China
(2)	The number of cellular customers is based on the number of subscriber identification module, or SIM, cards. From 2004, the number of our cellular customers excludes prepaid subscription accounts that are inactive for more than three months. In 2007, the total number of cellular customers in Taiwan included personal handy-phone system and 3G customers.
(3)	Data from the statistical monthly release by National Communications Commission, Republic of China.
(4)	Includes GSM, GPRS and 3G services.
(5)	Measures the rate of customer disconnections from cellular service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to customers switching from one of our cellular services to another) during the relevant period by (b) the average number of customers during the period (calculated by averaging the number of customers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(6)	Average minutes of usage per cellular customer per month is calculated by dividing the total minutes of usage during the period by the average of the number of our cellular customers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(7)	Average revenue per user per month is calculated by dividing our aggregate cellular services revenues during the relevant period by the average of the number of our cellular customers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The cellular market in Taiwan has grown rapidly since the liberalization of the market in 1997. Total cellular customers in Taiwan have reached approximately 24.3 million as of December 31, 2007. Cellular penetration was approximately 105.9% on the same date. We expect customer growth to continue to slow as a result of market saturation. In addition, the overall cellular services market experienced a slight increase of 0.2% in revenues in 2007.We believe that any future growth in the number of cellular customers will depend largely upon continuing improvements in wireless technologies and wireless data applications and the availability of advanced cellular phones.

We began offering prepaid card services in October 2000. As of December 31, 2007, we had approximately 0.6 million prepaid customers representing approximately 7.3% of our total cellular customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer cellular phone incentives to third-party dealers when new customers agree to sign a two-year service contract with us or when existing customers renew their contracts with us for a period of two years. We generally offer incentives on cellular phones equipped with more advanced data functions to promote the expansion of our GPRS and 3G cellular services. In 2007, the average cellular phone incentives we offered was NT$2,452 per customer down from NT$2,631 per customer in 2006 primarily due to a decrease in the amount of incentives for cellular phones. We expect the level of our average cellular phone incentives to slightly decline in the foreseeable future, with a decrease in incentives for cellular phones generally offset by higher incentives for 3G cellular phones.

Traffic growth has been stable, and while pricing has declined, the number of post-paid customers has increased. We have also experienced a significant increase in the number of short messaging service, or SMS, messages sent by our customers, which continued to have a positive impact on traffic volume. The average minutes of usage per customer increased in 2005 because of a decrease in the number of prepaid customers. However, the average minutes of usage per customer increased in 2006 because of low pricing packages, such as the “Energy Plan,” which stimulated usage. However, the average minutes of usage per customer declined in 2007 because the 2.2% growth in incoming calls was lower than the 2.5% growth in the number of customers.

Our tariffs for post-paid cellular customers primarily consist of usage fees and monthly fees. When our customers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We charge a flat fee per transaction for our short messaging service and a fee per packet for our GPRS based on the volume of data transmitted. We also offer discounts on usage fees for calls made between our cellular customers to encourage subscription to our cellular service. Our 3G service also provides a monthly flat rate service to our customers using our 3G service for Internet purposes.

Our average revenue per user per month decreased from NT$744 in 2005 to NT$731 in 2006 due to price cuts in SMS reduction of the tariff for mobile calls to fixed line numbers in 2005 and 3G promotion programs during 2006. Our average revenue per user per month decreased from NT$731 in 2006 to NT$715 in 2007 due to customer growth being greater than revenue growth and a reduction in GSM rate in April 2007. In order to continue to increase average revenue per user reduce the negative impact caused by the April 2007 GSM price adjustment, we intend to continue introducing new value-added services and promote our 3G and 3.5G and wireless Internet services.

In addition to our basic cellular services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated cellular value added services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we launched other cellular value-added services, such as JAVA games, unstructured supplementary service data, mobile Internet and multimedia messaging services. After the launch of our 3G cellular services, we began providing video phone, video-on-demand and other related 3G cellular value-added services as well. In addition to creating additional sources of revenues, we believe these services enhance customer loyalty and satisfaction and increase cellular traffic. Revenues from mobile data services represented 4.4%, 5.7% and 7.0% of our total cellular revenues in 2005, 2006 and 2007, respectively.

Internet and Data Services

We have experienced continued growth in our Internet and data services. Our Internet and data revenues represented 22.8%, 24.9% and 24.5% of our revenues in 2005, 2006 and 2007, respectively. We provide:

•	Internet services, including HiNet, which is the brand name of our Internet service provider, ADSL services, FTTx services, Internet value-added services and wireless local area networks; and

•	data services, including leased line services, managed data services, Internet data center services and MOD services, which was reclassified from other beginning in 2007.

The following table sets forth our revenues from Internet and data services for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in billions)
	NT$	NT$	NT$
Internet and data revenues:
Internet	32.1	35.5	37.7
Data(1)	10.1	10.8	11.5

Total Internet and data	42.2	46.3	49.2

(1)	Beginning in 2007, we no longer account for MOD revenues under other and account for MOD revenues under data. In this table, MOD revenues are included in data for fiscal year 2007 and in other for fiscal years 2006 and 2005.

Internet Services

HiNet and Internet Access

The following table sets forth our revenues from Internet services for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in billions)
	NT$	NT$	NT$
Internet revenues:
Narrowband access	0.3	0.1	0.1
Narrowband Internet service	0.5	0.3	0.3
Broadband access (ADSL and FTTx)	16.7	19.0	20.0
Broadband Internet service (ADSL and FTTx)	12.2	13.6	15.0
Other Internet	2.4	2.5	2.4

Total Internet	32.1	35.5	37.7

We are the largest Internet service provider, or ISP, in Taiwan, with a market share of 68.3% as of December 31, 2007. As of December 31, 2007, HiNet had approximately 4.1 million subscribers, and our number of subscribers decreased by a 5.2% compound annual growth rate over the two years ended December 31, 2007.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,
	2005	2006	2007
	(in thousands, except percentages)
Total Internet access customers in Taiwan	7,271	7,037	5,974
HiNet subscribers
HiNet dial-up subscribers	1,166	1,043	626
HiNet ADSL subscribers	2,909	3,063	2,919
HiNet FTTx subscribers	16	180	528
Other access technology subscribers	22	19	10

Total HiNet subscribers	4,113	4,305	4,083

Market share(1)	56.6%	61.2%	68.3%

(1)	Based on data provided by the National Communications Commission.

We have maintained our leading market position despite a highly competitive market with over 188 Internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the Internet service provider market to continue to intensify.

Subscribers can access HiNet through various technologies. We provide narrowband dial-up Internet access through connections based on standard telephone modems. We provide broadband Internet access through connections based on ADSL and our FTTx technology. FTTx generally offers a faster access medium for our Internet and data customers compared to ADSL by using fiber optic technology. We are continuing the build-out of our FTTx infrastructure. The majority of our FTTx deployments consist of fiber-to-the-node with some fiber-to-the-building deployments. The majority of the local loops still use copper wires, and we do not have any present plans to upgrade the local loops to fiber optic lines. Because we typically realize higher average revenue per user for our FTTx Internet and data services, we are offering various incentives for our ADSL and other Internet customers to switch to our FTTx services.

We are the largest broadband ISP in Taiwan in terms of customers. We provide Internet services and content through our ISP brand, named HiNet. We also provide ADSL access services to other Internet service providers that do not have their own network infrastructure, and as a result, our ADSL customers also include some customers that use us only for the ADSL data access line and choose another provider for ISP services. We began providing our ADSL service in August 1999 and had approximately 3.7 million customers as of December 31, 2007. Our ADSL service allows for transmission of data at high access rates and offers high-speed broadband Internet access services. As of December 31, 2007, approximately 78.6%, or 2.9 million, of our ADSL customers were also our HiNet subscribers. As a result of increased migration to our higher-bandwidth FTTx services, the number of our ADSL customers declined for the first time in 2007.

We originally introduced our FTTx Internet and data services, with downlink speeds of 10, 50 and 100 Mbps, in 2007. The number of our FTTx customers increased significantly in 2006 and 2007 as prices became more affordable, coverage areas expanded and customer demand for higher bandwidth heightened. Many of new FTTx customers have migrated from using our HiNet dial-up and ADSL Internet services. Of the approximately 537,000 FTTx customers as of December 31, 2007, approximately 90.8% were those that migrated from our ADSL services. We also provide FTTx access services to other Internet service providers that do not have their own network infrastructure, and as a result, our FTTx customers also include some customers that only use us for the FTTx data access line and choose another ISP to provide internet services. Of the approximately 537,000 FTTx customers as of December 31, 2007, approximately 528,000 were also our HiNet subscribers. We currently offer various promotional packages to encourage more migration of our HiNet dial-up and ADSL subscribers to our FTTx service. As of December 31, 2007, 12.9% of HiNet subscribers accessed the Internet through our FTTx service, and we expect this ratio to increase in the future as a result of these promotional measures.

Our market share of Taiwan’s broadband market was approximately 84.5%, 88.1% and 87.0% in 2005, 2006 and 2007, respectively.

The following table sets forth our ADSL service customers as of each of the dates indicated.

	As of December 31,
	2005	2006	2007
Our ADSL service customers (in thousands)	3,654	3,851	3,715
Average downlink speed (Mbps)(1)	2.14	2.56	2.66

(1)	Average downlink speed is calculated by dividing the total subscribed downlink speed by the total number of customers as of the relevant date.

Our ADSL service offers downlink speeds that range from 256 kilobits per second to 12 Mbps and uplink speeds that range from 64 kilobits per second to 1 Mbps. In December 2001, we began providing symmetrical digital service with uplink and downlink speeds of 512 kilobits per second. After our promotions in 2004 to increase customer access speeds, including our promotions for customers to upgrade to higher-speed access, the average uplink and downlink speeds of our customers have increased substantially. As of December 31, 2005, approximately 59% of our customers had subscribed for downlink speeds of over 2 Mbps per second, and our average downlink speed was 2.14 Mbps. As of December 31, 2006, over 62.5% of our customers had subscribed for downlink speeds of over 2 Mbps, and our average downlink speed was 2.56 Mbps. Our FTTx service offers downlink speeds of 10, 50 and 100 Mbps matched with uplink speeds of 2, 3 and 5 Mbps, respectively. As of December 31, 2007, more than 69.1% our customers have subscribed to downlink speeds of over 2 Mbps, and our average downlink speed was 3.56 Mbps for all of our ADSL and FTTx customers.

We have experienced limited competition in the ADSL and FTTx service market because other fixed line operators and cable operators have not established a nationwide network infrastructure to provide this service.

Our revenues from providing Internet access are generated from installation fees, monthly subscription fees and usage fees from fixed line telephone calls made by dial-up customers to access HiNet, which are recorded as Internet services revenues rather than as fixed line revenues. Usage fees from fixed line telephone calls made to access Internet service providers other than HiNet are recorded as local fixed line revenues.

Charges for our HiNet dial-up service include a monthly fee entitling the customer to a fixed number of minutes of service, with an additional charge per minute when the fixed number of minutes is exceeded. Alternatively, we offer our customers an unlimited number of minutes for a fixed monthly fee. Charges for our ADSL and FTTx services include one-time installation charges and monthly subscription fees. These charges for our ADSL and FTTX services vary based on connection speed.

The following table sets forth our average revenue per user for each of the periods indicated.

	Year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$
Average revenue per user for HiNet dial-up services per month(1)	50	33	31
Average revenue per user for ADSL services per month(2)	780	768	749
Average revenue per user for FTTx services per month(3)	3,795	1,165	1,028

(1)	Average revenue per user for HiNet dial-up services per month is calculated by dividing the sum of local telephone usage revenues generated by HiNet dial-up subscribers and Internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per user for ADSL service services per month is calculated as the sum of (a) ADSL access revenues for the relevant period divided by the average of the number of our ADSL customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ADSL service revenues divided by the average of the number of HiNet ADSL subscribers on the first and last days of the period divided by the number of months in the relevant period.
(3)	Average revenue per user for FTTx service services per month is calculated as the sum of (a) FTTx access revenues for the relevant period divided by the average of the number of our FTTx service customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTx Internet service provider revenues divided by the average of the number of HiNet FTTx subscribers on the first and last days of the period divided by the number of months in the relevant period.

Our average revenue per user has declined over the last three years due to increasing competition. In addition, we were required by the regulatory authority at that time, the Directorate General of Telecommunications, to decrease our tariffs by an average of 24% in June 2004. We were requested by the National Communications Commission to reduce our ADSL tariffs in April 2007, resulting in our ADSL tariffs decreasing by 5.4% on average. However, we expect our average revenue per user for broadband services to decline more gradually going forward, as customers migrate towards more expensive, higher bandwidth Internet services.

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our customers, such as network security, Blog, travel, games, e-learning, financial information, music, video, anti-virus and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our broadband Internet portal at www.hichannel.hinet.net offers online entertainment services through the Internet. In particular, our HiNet broadband (ADSL and FTTx) subscribers can access music, television programs, movies and other multi-media content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total Internet and data services revenues. The information contained in our HiNet portal and broadband Internet portal is not a part of this annual report. Our Internet value-added services revenues as a percentage of total Internet revenues were 6.9%, 6.4% and 6.4% in 2005, 2006 and 2007, respectively.

Wireless Local Area Network Service

We launched our wireless local area network service in May 2002. As of December 31, 2007, we had a total of approximately 33,811 residential and business customers that lease our access points. In addition, we have established 873 hot spots in public areas, such as airports and international convention centers, where individuals can access our wireless local area network.

Data Services

The following table sets forth our revenues from data services for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in billions)
	NT$	NT$	NT$
Data revenues:
Leased line	7.6	8.0	7.6
Other(1)	2.5	2.8	3.9

Total data	10.1	10.8	11.5

(1)	Does not include MOD revenues prior to 2007. MOD revenues accounted for NT$0.1 billion, NT$0.2 billion and NT$0.4 billion in 2005, 2006 and 2007, respectively.

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other cellular and fixed line service operators for interconnection with our fixed line network and for connection within their networks. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 9.6% over the two years ended December 31, 2007.

The following table shows the bandwidth of lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2005	2006	2007
	(in gigabits per second)
Total bandwidth	495.8	469.4	596.0

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

Managed Data Services

We provide a wide range of managed data services, including frame relay services, asynchronous transfer mode services, and VPN services. Frame relay services provide high-speed data communications linking remote sites. Asynchronous transfer mode services are used to handle high-bandwidth, integrated voice, video, data and Internet traffic between sites.

Internet Data Center Services

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth Internet and data networks. Data centers house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. We currently have the greatest number of Internet data centers in Taiwan compared to our competitors in Taiwan. We offer co-location, web hosting and application service provider services. To expand our Internet data center services and strengthen our cooperation with international telecommunications operators, we acquired 70% equity from Chief Telecom, which increased our Internet data center market share to 51%.

Multimedia on Demand Services

We launched our multimedia-on-demand, or MOD, service in Taipei County and Keelung City in March 2004. We expanded this service to cover 22 counties and cities of Taiwan by the end of 2007. Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our customers can access TV programs and other services. We had over 60 broadcasting channels and approximately 2,000 on-demand programs and served approximately 394,400 customers as of December 31, 2007. In addition, our video-on-demand service provides movies, e-learning and music programs for home entertainment. We also plan to introduce popular channels and bundle them with other pay channels in order to enhance our service content and satisfy our customers’ needs. We previously accounted for MOD revenues under other, but beginning in 2007, we account for MOD revenues under Internet and data services.

Other

Our other services include (i) sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) the leasing of real estate owned by us to third parties. Beginning in April 2007, we started accounting for the revenues from our newly consolidated subsidiary, Senao, under other. In 2007, we also transferred MOD revenues from other to Internet and data services. In 2007, our other services accounted for approximately 7.6% of our total revenues.

Sales of Cellular Phones

We engage in the distribution and sales of cellular phones for use on our cellular network to customers through our directly-owned stores and also through third-party retailers. In January 2007, we acquired 31.33%

equity ownership of Senao, a major distributor of cellular phones in Taiwan, and obtained majority board representation in April 2007, upon which it became a consolidated subsidiary of ours. The addition of Senao significantly enhanced our cellular phone distribution and sales capabilities.

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

Telephone Directories

We are the largest provider of classified advertising directory and associated products and services in Taiwan with over 60 years of experience in publishing and distributing telephone directories to households and businesses in Taiwan. We established Chunghwa International Yellow Pages Corporation in 2007. In addition to our previous paper search business, we offered a more advanced search service combining electronic yellow pages and telephone voice cross-platform services.

Corporate Solution Services and Billing Handling Services

Our corporate solution services includes planning and managing integrated communications solutions for the government and other large private enterprises. We also provide a limited amount of other corporate services not directly related to telecommunications or data communications such as systems integration services. In addition, we also provide billing handling services (i) for other cellular network operators in Taiwan to collect the fees from our fixed line customers for calls that terminate on their network and (ii) for other fixed line operators in Taiwan to collect the international long distance fees from our cellular customers for international long distance calls carried on their network.

Leasing of Real Estate Owned By Us to Third Parties

We also lease real estate owned by us to third parties.

Paging Services

We offered a broad range of wireless information services, including stock quotes on our “InterMessenger” service, weather information, news and agricultural information. Due to substitution by cellular phones and a decline in demand for our paging services, beginning in February 2007, we stopped offering some of our paging services with telephone numbers beginning with prefixes of 060, 070, 0950, 0957 and 0959.

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

	Year ended December 31
	2005	2006	2007
	(in billions)
	NT$	NT$	NT$
Interconnection fee revenues:
Local	3.0	2.9	2.6
Domestic long distance	1.1	1.0	0.9
Cellular	7.0	7.3	7.6
Interconnection costs:
Fixed line	0.4	0.2	0.2
Cellular	6.2	6.7	6.9

Currently, tariffs for telephone calls between our fixed line customers and cellular customers of other cellular operators are set by the cellular operators. The cellular operators pay us interconnection fees based on minutes of usage, regardless of who initiated the call. Furthermore, the National Communications Commission issued a notice on January 17, 2008, stipulating the party who initiates the call will decide the fees starting from January 1, 2011.

In the interim, the former regulatory authority, the Directorate General of Telecommunications has approved, effective January 2004, an interconnection rate of NT$0.59 per minute for calls initiated by cellular customers, and NT$0.814 per minute for calls initiated by fixed line customers. The interconnection rate between our fixed line customers and other fixed line customers is approximately NT$0.32 per minute. The interconnection rate between our cellular customers and other cellular customers is approximately NT$2.15 per minute.

We expect an increase in interconnection revenues due to an increase in our cellular phone business as a result of competition from other mobile operators.

In accordance with governmental regulations, the contracts governing our interconnection arrangements must specifically address a number of prescribed issues. For example, our interconnection charge should reflect our costs with respect to the network elements used. In addition, cost increases are subject to approval by the regulatory authorities. We expect that our interconnection contracts will generally be reviewed annually, although we may also enter into long-term contracts.

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

•

Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage. For example, we have provided our “Friends and Family” and “Energy Plan” promotion package to attract cellular customers.

•

Distribution Channels. We seek to facilitate customer subscription by adding more service points. In addition, we seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, we seek to expand our sales channels by implementation of a sales agent system. We also developed staff incentive programs to better motivate our sales staff.

•

Business Customers. We expanded our customer focus to include small and medium-sized enterprises in addition to large corporations. We seek to serve the needs of large corporate customers by devoting a project manager or project engineer to service these customers. These account managers are responsible for developing customized solutions and tariff packages to meet the specific needs of our customers. We continually update and expand our service offerings so that we can remain a one-stop telecommunications services provider to our corporate customers and provide for all of their telecommunications needs. Our dedicated local teams serve the needs of small and medium-sized enterprises. These teams also use our data bank to identify and target potential clients for promoting our e-commerce and cellular services. In addition, we help our corporate customers improve their efficiency and competitiveness by creating information systems for them.

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

We also have 23 operations offices, 319 service centers and 148 exclusive service stores located throughout Taiwan that are responsible for operations, sales and customer service in their respective local areas.

Customer Service and Billing

We believe our reputation for quality customer service has helped us attract new customers and maintain customer loyalty. We regularly survey our customers to improve our service and better understand market demand and customer preferences, and seek to develop products and services accordingly.

We provide the following services to our customers:

•	24-hour customer service and technical support through our service centers, call centers and website;

•	English billing documents available upon request;

•	free of charge itemized billing for international and domestic long distance calls;

•

bill payment services at 24-hour convenience stores, bank service counters, automatic teller machines, direct debit, over the phone, website (www.cht.com.tw), cellular phone emome and service centers throughout Taiwan;

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

Approximately 13,900 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2007.

Internet Protocol Broadband Backbone Network

Our Internet protocol broadband backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed Internet protocol backbone network at the end of 2007 with 14 sets of 1.2 Tbps/640 Gbps gigabit switch routers for the inner core network and more than 54 sets of 320 Gbps/80 Gbps gigabit switch routers for the outer core network. We believe this network will enable us to meet the increasing demand for broadband access and broadband multimedia services.

Transmission Networks

As of December 31, 2007, our transmission networks consisted of approximately 1,033,900 fiber kilometers of fiber optic cable for trunking and approximately 1,233,800 fiber kilometers of fiber optic cable for local loop.

Between 1999 and 2002, we made significant progress in the upgrading of our plesiochronous digital hierarchy network transmission facilities to synchronous digital hierarchy network transmission facilities. Plesiochronous digital hierarchy is the traditional technology for voice network transmission systems. Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002, we installed synchronous transport module 64 multiplexer and 10 gigabit capacity 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabit per second high-speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexer and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, between 2003 and 2007, we deployed 32-wavelength optical add-drop multiplexer rings in Taipei, Taichung, Tainan and Kaohsiung. Between 2007 and 2011, we will deploy 40/72-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, rings for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. To meet the demand for broadband services, we completed the deployment of a next generation synchronous digital hierarchy network in June 2005, which provides gigabit Ethernet over synchronous digital hierarchy service.

Based on the transmission network described above, we have been providing connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network since November 2006 and will continue the service until November 2008.

As part of our strategic focus on the Internet and data markets, our local loop connections use ADSL technology. This enables us to deliver high-speed Internet, multimedia and other data services to our customers. Substantially all of our installed telephone lines are capable of delivering ADSL services. As of December 31,

2007, we had approximately 5.22 million lines of ADSL and had 3.7 million ADSL customers. In addition, the Ethernet-based FTTx system is also introduced into our access network to provide broadband services, such as MOD, high speed Internet access and VPN.

As of December 31, 2007, we have constructed approximately 991,400 FTTx ports and had 537,000 FTTx customers. Our FTTx service can offer high-speed broadband Internet access rates up to 100 Mbps. We plan to expand the number of FTTx ports access to approximately 5.0 million by 2011.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 19 message areas connected by a long distance network. As of December 31, 2007, we had 58 long distance exchanges, which are interconnection points between our telecommunications network.

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

As of December 31, 2007, our domestic network included 17.4 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 91 telecommunications service providers in 51 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two TDM international gateway switches and one NGN international gateway switch. In total, we had a trunk capacity of 95,040 channels as of December 31, 2007.

We currently invest in 20 submarine cables, six of which land in Taiwan. Our aggregate total capacity in the undersea cables in which we invest is 124 gigabits per second.

Cellular Services Network

Our cellular services network consists of:

•

cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ cellular telephone cellular phones within the range of a cell;

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

•

transmission lines, which link (i) with respect to the GSM network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (ii) with respect to the GPRS network, the base station controllers, the support nodes and the Internet.

The following table sets forth selected information regarding our cellular networks as of the dates indicated.

	As of December 31,
	2005	2006	2007
GSM system
GSM base stations	8,413	8,597	9,042
Switches	54	54	51
Lines of capacity (in thousands)	8,500	8,500	8,500
Taiwan population coverage	99.9%	99.9%	99.9%
GPRS gateway support nodes	25	25	25
GPRS Serving support nodes	20	20	20
GPRS System capacity (in thousands)	2,000	2,000	3,880

As of December 31, 2007
3G system
3G base stations	4,471
Switches	8
Lines of capacity (in thousands)	2,400
Taiwan population coverage	89.0%
GPRS gateway support nodes	16
Serving support nodes	11
System capacity (in thousands)	2,400

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

As our customer base continued to grow, we increased the capacity of our intelligent network to more than 1.5 million customers. We also completed a system expansion of our cellular services network to accommodate more than 8.5 million customers (including 2 million GPRS customers) at the end of 2003. We have GPRS and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our 3G cellular services. In preparation for the launch of 3G cellular services, we contracted with Nokia Corporation to provide the core network, radio access network, service network, transmission network and maintenance network for approximately NT$12 billion over three years. As of December 31, 2007, we have completed the construction of approximately 4,470 3G base stations with a network capacity of 2.4 million lines. We launched our 3G cellular services on July 26, 2005. As of December 31, 2007, we had approximately 2,291,000 3G cellular services customers.

Paging Network

The primary components of our paging network are:

•	paging control systems, which receive and encode incoming messages; and

•	base stations, which transmit messages to the customer’s pager.

Our paging network uses, among other technologies, the open paging protocol developed by Motorola. This technology provides higher data rate, larger content capacity, longer battery life and better error correction capabilities than other existing paging technologies.

Internet Network

HiNet, our Internet service provider, has the largest Internet access network in Taiwan, with 33 points of presence, approximately 2,040 dial-up ports, approximately 5,164,830 broadband remote access server ports and a backbone bandwidth of approximately 600 gigabits per second as of December 31, 2007. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 900 gigabits per second by the end of 2008.

HiNet’s total international connection bandwidth is 70.6 gigabits per second as of December 31, 2007. As we expect that Internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Australia.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching Internet protocol VPN. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 50 nodes. As of December 31, 2007, we had 2,490 frame relay ports, 5,273 X.25 ports, 7,867 asynchronous transfer mode ports and approximately 55,000 multi protocol label switching Internet protocol VPN virtual ports.

Our data networks support a variety of transmission technologies, including X.25 protocol, frame relay and asynchronous transfer mode technology. We have also built up our HiLink VPN that combines Internet protocol and asynchronous transfer mode technologies. The advantage of a HiLink VPN based on multi protocol label switching technology is that it can carry different classes of services, such as video, voice and data together to provide services with various qualities of service, high performance transmission and fast forward solution in an enhanced security network. A HiLink VPN can be accessed by an ADSL and can include built-in mechanisms that can deal with overlapping Internet protocol addresses. Therefore, the network potentially is less costly and requires less management for business applications.

Competition

We face competition in virtually all aspects of our business.

Fixed Line

We are the largest fixed line service provider in Taiwan, with a market share of approximately 97.4% in terms of customers for local telephone services, approximately 86.5% in terms of traffic for domestic long distance telephone services and approximately 61.6% in terms of traffic for international long distance telephone services in 2007. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Broadband Telecom Co. Ltd., have provided fixed line services since June 2001. We believe these operators are primarily focused on international long distance services. In addition, we anticipate that these operators will focus on corporate customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, as well as Internet service providers and international simple resale operators, have begun offering international leased line services to other fixed line operators, Internet service providers and international simple resale operators.

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

Cellular

There are currently three major GSM cellular operators in Taiwan, namely, Taiwan Mobile Co., Ltd., FarEasTone Telecommunications Co., Ltd. and us. Based on data provided by the National Communications Commission, as of December 31, 2007, we were the largest cellular operator in Taiwan, with a 40.3% market share in terms of 2G customers. In addition, there are two new 3G cellular operators in Taiwan, namely Asia Pacific Broadband Wireless Communications Inc. and Vibo Telecom Inc., as well as one personal handyphone system operator, First International Telecom. Furthermore, the government issued a total of twelve mobile virtual network operator licenses to Hicall Telecom Co., Ltd., Save Com International Inc., KGEx.com, China Motion Telecom (Taiwan) Limited, New Century InfoComm Tech. Co., Taiwan Fixed Network, INFOTECH International Corp., President Chain Store Corp., AURORA Telecom Corporation, ARCOA Communication Co., Chunghwa Wideband Best Network, Tai Tone Telecom Co., Ltd. which allow operators without a spectrum allocation to provide cellular services by leasing the capacity and facilities of a cellular service network from a licensed cellular service provider. We may cooperate with other mobile virtual network operators in Taiwan in future. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

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

Data services:

•

Leased line service providers: Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd., Asia Pacific Broadband Telecom Co. Ltd., East Asia Netcom Taiwan, Reach Global Services Ltd., FLAG Telecom and Taiwan International Gateway Corporation.

We are the largest provider of Internet services in Taiwan. As of December 31, 2007, we had a 68.3% share of the Taiwanese Internet service market in terms of customers and an 87.0% share of the broadband Internet access market in terms of customers. We compete in the Internet and data services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan. In February 2008, we established Light Era Development Co., Ltd. for the purpose of developing our real estate properties. In March and April 2008, we started the process of transferring six properties to Light Era Development Co., Ltd. Currently, three of these properties are in development.

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

Our Pension Plans

Currently, we offer two types of employee retirement plans—our defined contributions plan and defined benefits plan—which are administered in accordance with the Republic of China Labor Standards Act and the Republic of China Labor Pension Act.

Legal Proceedings

A portion of the land used by us during the period between July 1, 1996 and December 31, 2004 was jointly owned by us and Taiwan Post Co., Ltd., the former Chunghwa Post Co., Ltd., Directorate General of Postal Service. In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to us requiring us to reimburse Taiwan Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of our ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, we believe that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as a result of the expiration clause. Therefore, we have filed an appeal at the Taiwan Taipei District Court. As of April 17, 2008, the case was still in the procedure of the first instance at the Taiwan Taipei District Court. While we cannot give any assurance regarding the eventual resolution of the litigation, we do not believe the final outcome will have a material adverse effect on our results of operations or financial condition. As of December 31, 2007, we had not provided for any reserve in connection with the litigation.

We are involved in various legal proceedings of a nature considered in the ordinary course of our business. It is our policy to provide for reserves related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

We believe that the various asserted claims and litigation in which we are involved will not materially affect our financial condition or results of operations although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

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

Regulatory Authorities

Prior to March 1, 2006, we were under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications. On March 1, 2006, the National Communications Commission was formed in accordance with the National Communications Commission Organization Law, or the Organization Law, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the National Communications Commission. The National Communications Commission is comprised of nine commissioners who were recommended by the government and opposition political parties in the Legislative Yuan, as well as recommended by the Executive Yuan and approved by the Legislative Yuan. However, the Executive Yuan considered the composition of the National Communications Commission unconstitutional and petitioned the Grand Justices of the Republic of China, or the Grand Justices, to interpret the constitutionality of the formation of the National Communications Commission and the procedure for nominating commissioners to serve on the National Communications Commission. On July 21, 2006, the Grand Justices rendered an interpretation and held that the relevant provisions under the Organization Law as to the nomination procedures for the commissioners of the National Communications Commission were unconstitutional. However, the Grand Justices granted a grace period allowing such provisions of the Organization Law to remain in effect until December 31, 2008.

On January 9, 2008, an announcement issued by the President amended the Organization Law, or New Amendment, reducing the total number of commissioners to seven with a term of four years. The commissioners will be nominated by the premier of the Executive Yuan and approved and appointed by the Legislative Yuan. The new nomination method under the New Amendment became effective on February 1, 2008 when the Legislative Yuan started its new term. The nine incumbent commissioners may continue to serve until December 31, 2008 because they were nominated under the old method which can only remain in effect until December 31, 2008 according to the interpretation of the Grand Justices on July 21, 2006. If no new commissioner has been nominated by the premier of the Executive Yuan and approved and appointed by the Legislative Yuan by December 31, 2008, the term of the nine incumbent commissioners will not be extended. However, the New Amendment provides an exception for the commissioners nominated and approved under the new nomination method effective on February 1, 2008. Under such exception, if a new commissioner has not been nominated by the expiration of a current commissioner’s term, the term of the current commissioner will be extended until the day before a new commissioner takes office.

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

Commencing in 2007, the National Communications Commission began accepting applications for licenses to provide fixed line services in March, June, September and December of each year. The National Communications Commission started to accept applications for fixed line services on a daily basis beginning in 2008. There is no limit on the number of fixed line licenses that they may decide to issue.

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

The Telecommunications Act further authorizes the competent authority, now the National Communications Commission, to promulgate separate regulations governing each Type I service, including the business scope of the Type I service provider, as well as the procedures and conditions for granting special permits and the length of the period of the special permits of each Type I service. Each holder of a Type I license will pay a fee ranging from 0.5% to 2% of or their bid price ratio (Article 2 of the Type I Service Provider Special Tariff Standards) multiplied by their annual revenues generated from the particular Type I service for which a license has been granted.

Fixed Line Services. Under the Telecommunications Act, the Fixed Network Regulations adopted by the Ministry of Transportation and Communications continue to govern the issuance of fixed line service licenses and the business scope of fixed line providers. Fixed line service licenses are subdivided into the following categories:

•	integrated services, including local, domestic long distance, international long distance telephone services;

•	local telephone services;

•	domestic long distance telephone services;

•	international long distance telephone services; and

•	local, domestic long distance and international long distance leased line services.

We conduct our fixed line services through a license for integrated services.

Licenses for local telephone and integrated services are valid for 25 years. Licenses for domestic long distance and international long distance telephone services are valid for 20 years. Licenses for leased line services are valid for 15 years. The regulations governing fixed line operators were amended on January 31, 2008. The minimum paid-in capital requirements for integrated services providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$21 billion, NT$8.4 billion and NT$6.4 billion, respectively. The minimum paid-in capital requirements for both domestic and international long distance telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$1.05 billion and NT$800 million, respectively. The minimum paid-in capital requirements for international undersea leased cable service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$420 million and NT$320 million, respectively. The minimum paid-in capital requirement for local telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$6.3 billion and NT$4.8 billion, respectively, multiplied by the Local Network Operation Weights for the regions in which local network managerial rights have been granted to the service provider. The Local Network Operation Weights are calculated as the population of the region as a proportion of the entire population of Taiwan and are announced by the competent authority every three years. If an applicant for license is also a Type I service provider, they will need to combine the minimum paid-in-capital requirements for all relevant services.

In March 2000, the government granted three new concessions to fixed line services providers for integrated services. Recipients of these concessions are required to apply for a network construction permit to deploy broadband local access networks. Each recipient of these concessions is required to have capacity for 150,000 customers before they are able to apply for a fixed line license to launch their proposed services. The three fixed line service providers have since obtained fixed line licenses and are required to achieve capacity for one million customers by the sixth year following the date of the grant of the network construction permit awarded. Operators that applied for integrated service provider licenses after February 1, 2008 must achieve a capacity for 300,000 customers, ports or a combination of both by the fourth year following the date of the grant of the network construction permit.

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

Third Generation Cellular Services. The Ministry of Transportation and Communications promulgated the Third Generation Mobile Telecommunications Services Regulations on October 15, 2001. The National Communication Commission amended the above regulations on July 5, 2007, designating itself as the authority in charge of the third generation, or 3G, cellular services regulations. The regulations govern voice and non-voice telecommunications services provided using the spectrum assigned by the Ministry of Transportation and Communications, and now governed by the National Communications Commission, that utilizes the IMT-2000 technical standards as announced by the International Telecommunications Union. Licenses for 3G cellular services were granted by the Ministry of Transportation and Communications. We have received our 3G cellular services license, which is valid from May 26, 2005 to December 31, 2018.

Satellite Services. Under the Telecommunications Act, the Satellite Regulations promulgated by the Ministry of Transportation and Communications govern the issuance of satellite services licenses and the business scope of satellite service providers. The National Communication Commission amended the above regulations on July 20, 2007, designating itself as the authority to govern the issuance of satellite services licenses. Satellite services licenses are subdivided into fixed satellite services licenses and mobile satellite services licenses.

Satellite services licenses are valid for 10 years. Minimum paid-in capital requirements for fixed satellite services providers and mobile satellite services providers are NT$100 million and NT$500 million, respectively.

We currently hold a fixed satellite services license, valid from December 10, 1998 to December 9, 2008.

Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Type II Services Regulations as last amended on July 20, 2007, Type II services are divided into special services and general services. Special services include simple resale, VoIP, network telephone service of E.164 and non-E.164 user numbers (IP Phone Numbers), international leased circuit and other services specified by governing authority. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

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

The Directorate General of Telecommunications started to process the applications for allocating E.164 and non-E.164 user numbers (IP phone numbers) on November 15, 2005. A few operators, including our company, have applied for IP phone numbers. We applied to the National Communication Commissions for E.164 user numbers and as of January 30, 2008, we have received approval to build a network with a capacity of 30,000 numbers. As we are governed by fixed line regulations, we need to receive approval from the National Communications Commission for our operation rules, tariff and service agreement for IP phone numbers before we can commence E.164 service.

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

Under the Telecommunications Act, a dominant Type I service provider must not engage in the following activities:

•	directly or indirectly hinder a request for interconnection with its proprietary technology by other Type I service providers;

•	refuse to release to other Type I service providers the calculation methods of its interconnection fees and other relevant materials;

•	improperly determine, maintain or change its tariffs or means of services;

•	reject, without due cause, a request for leasing network components by other Type I service providers;

•	reject, without due cause, a request for leasing lines by other service providers or customers;

•	reject, without due cause, a request for negotiation or testing by other service providers or customers;

•	reject, without due cause, a request for negotiation for co-location by other service providers;

•	discriminate, without due cause, against other service providers or customers; or

•	abuse its position as a dominant provider, or engage in other unfair competition activities as determined by the regulatory authorities.

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

Under the Regulations Governing Tariffs of Type I Service Providers, a dominant Type I service provider must submit its proposed adjustment in primary tariffs and promotional packages to the National Communications Commission from for approval at least 14 days prior to the date of the proposed tariff changes and announce such change on media, website and business locations on the next day after the National Communications Commission grants the approval. The tariff change will come into effect seven days after the announcement.

Primary tariffs include:

•	for fixed line local telephone services: monthly fees, usage fees, monthly rental fees of leased lines and pay telephone usage fees;

•	for fixed line domestic long distance telephone services: usage fees and monthly rental fees of leased lines;

•	for fixed line international long distance telephone services: usage fees and leased line monthly rental fees;

•	for wireless services, including 3G cellular services: monthly rental fees and usage fees;

•	for Internet services provided by dominant Type I service providers: connection and usage fees; and

•	other fees or tariffs announced by the Directorate General of Telecommunications before March 1, 2006 or by the National Communications Commission from March 1, 2006.

In addition, a dominant Type I service provider is required to set wholesale prices for the provision of its telecommunication services to other telecommunication enterprises. These telecommunication services and their suitable targets, all of which are subject to annual reviews by the National Communications Commission, include:

•	interface circuits (local and long distance) between Internet access service providers and customers for Type I and Type II service providers

•	interface circuits (local and long distance) between Internet access service providers for Type I and Type II service providers that are Internet access service providers

•	interconnection circuits for ISR between Type I, Type II and E.164 VoIP service providers for Type I, Type II, and E.164 VoIP service providers

•	DSL-family (xDSL) circuits for fixed line service providers and Internet service providers

•	other local and long distance data circuits for Type I and Type II service providers

•	broadband Internet interconnection for Type I and Type II service providers that are Internet access service providers.

The wholesale prices set by a dominant Type I service provider may be the retail price less fees and expenses which need not be incurred, but shall not higher than its promotional pricing. The Regulations Governing Tariffs of Type I Service Providers further prohibits a dominant Type I service provider from practicing unfair competition against other telecommunication enterprises.

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

On November 30, 2007, the National Communications Commission issued a supplement to the above limitations in regards to domestic fixed line international service providers’ connection fee payments to fixed line international service providers in other countries. When these fee payments are higher than the standard set for Type I service providers by the National Communications Commission, the domestic service provider will have to provide the National Communications Commissions with a detailed cost break-down of the connection fee of the other provider, proof of non-investment in the other provider, and other related materials and proof. The National Communications Commission will examine and ratify the fee payments based on the case details.

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

Interconnection Arrangements

The Telecommunications Act requires all Type I service providers to allow other Type I service providers access to their networks. It further requires Type I service providers, within three months upon request by the other Type I service provider, to reach an agreement on the relevant terms for the interconnection. Prices charged for interconnection must be based on cost. If the parties fail to reach an agreement within three months, the National Communications Commission may, either at the request of the parties or on its own accord, arbitrate and determine the interconnection terms for the parties. According to the Administrative Rules for Network Interconnection Between Telecommunication Service Providers, the tariffs for communications (except for international communications) between a cellular telecommunications network and a fixed line telecommunications network) shall be collected by the call-originating services provider from its customers pursuant to the tariff schedules set by the cellular services provider, and the revenues or any uncollectible accounts from such tariffs shall go to the cellular services provider. In addition, tariffs for communications within cellular telecommunications networks shall be collected by the call-originating services provider from its customers pursuant to the tariff schedules set by such provider, and the revenues or any uncollectible accounts from such tariffs shall be for the account of to the call-originating services provider.

When a Type I service provider leases unbundled network components to another Type I service provider, the parties are required to negotiate the rental fee. Unbundled network components include:

•	local loops;

•	local switch transmission equipment;

•	local trunks;

•	toll switch transmission equipment;

•	long distance trunks;

•	international switch transmission equipment;

•	network interfaces;

•	directory equipment and services; and

•	signaling network equipment.

The Telecommunications Act authorizes the Directorate General of Telecommunications or, from March 1, 2006, the National Communications Commission to issue rules and regulations pertaining to interconnection. Under the Administrative Rules for Network Interconnection issued by the National Communications Commission, as last amended on July 20, 2007, we, as a dominant Telecommunication service provider for fixed line and cellular services, are required to unbundle our network and provide cost-based interconnection charges calculated with reference to the total element long-run incremental cost incurred by us. We are required to submit our proposed calculations of the total element long-run incremental cost to the Directorate General of Telecommunications or, from March 1, 2006, the National Communications Commission, for its approval each year. Local loop unbundlings for both voice and data have been completed.

The National Communications Commission amended the Administrative Rules for Network Interconnection on April 16, 2007, specifying the tariffs for Type I telecommunication enterprises and other urban network service operators for leasing the local loops and bottleneck facilities should be based on their costs and approved by the governing authority each year.

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

Spectrum Allocation

The Ministry of Transportation and Communications previously, now the National Communications Commission, allocates all telecommunications related frequencies primarily according to the standards set by the International Telecommunications Union. The 900 MHz and 1,800 MHz frequency bands have been allocated for cellular applications. A total of 40 MHz spectrum around the 800 MHz frequency band and a total of 130 MHz of spectrum around the 2 GHz band have been allocated for 3G cellular services.

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

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a 3G cellular services provider, is required to provide its customers with equal access to the domestic and international long distance telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. Before July 1, 2005, all Type I service providers, including us, provide equal access only through call-by-call selection. When a customer makes a call using call-by-call selection, such customer has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. Starting from July 1, 2005, all Type I service providers also provide equal access through pre-selection in Keelung City, Taipei City/County, Taichung City/County and Kaohsiung City/County. Equal access through pre-selection is available throughout Taiwan since January 1, 2006. The pre-selection function allows any customer to select in advance a long distance or international service provider of his or her choice. When such customer makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such customer.

Number Portability

The Ministry of Transportation and Communications has adopted principles on fixed line number portability, enabling customers to migrate their local and toll free fixed line telephone numbers. Under these regulations, we are required to provide fixed line number portability in seven major cities and counties in Taiwan upon the grant of the first fixed line license to a new entrant. We are also required to provide such number portability in other service areas no later than 181 days from the grant of such license and upon six months’ advanced written notification received from the new fixed line service provider. Since May 2002, fixed line number portability has been made available to all customers in accordance with the then prevailing Fixed Network Regulations.

In November 2003, the Directorate General of Telecommunications promulgated the Administration Rules Governing Number Portability governing both fixed line and cellular services and the Fixed Network Regulations were revised to reflect such new regulation. Under the Administration Rules Governing Number Portability, which rules were amended on September 22, 2005, customers may migrate their telephone numbers when changing Type I service providers. The number portability for wireless services commenced on October 15, 2005.

Local Loop Unbundling

In December 2006, the National Communications Commission defined the local loop as facilities “at the bottleneck of telecommunications networks” in accordance with the Regulations Governing Fixed Network Telecommunications Businesses. The National Communications Commission requires us to unbundle the local loops and allow other telecommunications operators to use these connections. The local loop or last-mile connections are the physical wire connections between the telephone exchange’s central office to the customer’s premises usually owned by the incumbent telephone company. The National Communications Commission further amended the Administrative Rules for Network Interconnection Between Telecommunication Service Providers in April 2007 which provides that we can only charge other local telephone service providers at cost for local loop services instead of on the basis of commercial negotiations.

Co-location

We have been declared by the former competent authority Ministry of Transportation and Communications as a dominant Type I service provider for fixed line and cellular services. According to the Telecommunication Act, the Regulations Governing Fixed Network Telecommunications Businesses and the Administrative Rules for Network Interconnection between Telecommunication Service Providers, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. In 2005, the other three Type I fixed line service providers, Asia Pacific Broadband Telecom, Taiwan Fixed Network and New Century InfoComm Co., requested co-location for twelve point of interconnect, or POI, sites and one cable station. In 2006, after negotiations, we completed all 12 POI sites and the one cable station. And in 2007, we also completed 12 POI sites. In addition, another Type I cellular service provider, Taiwan Mobile, also requested co-location for 15 POI sites.

Ownership Limitations

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the National Communications Commission on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the Organization Law. On July 18, 2006, the Ministry of Transportation and Communications and the National Communications Commission reached an agreement where the Ministry of Transportation and Communications will have the authority to adjust foreign ownership limits only after negotiations with the National Communications Commission. On June 14, 2007, we applied to both the National Communications Commission and the Ministry of Transportation and Communications, asking for an increase in the limitation of direct and indirect foreign ownership of our common shares. After consultation with the National Communications Commission, the Ministry of Transportation and Communications increased our foreign ownership limitation of and total direct and indirect shareholdings from 49% to 55%. Our foreign ownership limitation of total direct shareholdings remained at 49%.

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

In trying to reduce state compensation and improve the government’s image, the Ministry of Transportation and Communications passed Amendment #72 of the Public Road Law in June 2007. Clauses amended include stipulations that manhole covers need to be lower than the road surface by at least 10 centimeters and that new or repaired urban roads need to be leveled, with the difference in road surface heights within a three meter radius no more than 0.6 centimeters. The amendment was brought up for consideration by the Legislative Yuan on June 18, 2007. However, as of January 31, 2008, when the Sixth Legislative Term ended, the amendment had not yet passed. According to the bylaws of the Legislative Yuan, any bill that has not been resolved by the current legislative term shall not be deliberated during the next term.

Statute of Chunghwa Telecom Co., Ltd.

In light of the privatization of our company, the Executive Yuan, on May 1, 2006, proposed a motion for the abolishment of the Statute of Chunghwa Telecom Co., Ltd. for legislative approval. Because the motion had not been voted on prior to the end of the Sixth term of the Legislative Yuan, it was automatically voided. The Ministry of Transportation and Communications has requested the Executive Yuan to put forth the motion again to the current Legislative Yuan. We cannot determine when this motion will be approved by the Legislative Yuan. Under Republic of China law, the Statute of Chunghwa Telecom Co., Ltd will continue in effect until the Legislative Yuan formally approves the motion and the President of the Republic of China pronounces the abolishment of the law.

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

Employee Subscription Rights for New Issues of Our Common Shares

In accordance with the Statute of Chunghwa Telecom Co., Ltd., our employees have rights to subscribe for not more than 10% of a new issuance of our common shares in accordance with subscription rules which were to be announced by the Ministry of Transportation and Communications. However, no such rules were ever announced. In addition, under the Republic of China Company Law, unless exempted by the relevant government authorities, a Republic of China company must give its employees pre-emptive rights to subscribe for between 10-15% of any new issue of shares by us.

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of April 21, 2008.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2007 have been translated into U.S. dollar amounts using US$1.00=NT$32.43, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2007. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

Changes in our revenue composition and sources of revenue growth

Our fixed line revenues are derived primarily from the provision of local, domestic long distance and international long distance telephone services. In addition, we also derive fixed line revenues from providing interconnection services to other carriers. Our revenues from cellular services are principally derived from the provision of voice services and, to a lesser extent, from SMS and other data services. Our revenues from Internet and data services are generated principally from HiNet, our Internet service provider, from our ADSL services, our FTTx services and from the provision of dedicated leased lines for our business customers and other operators.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2005	2006	2007
Revenues:
Fixed line	35.9%	33.8%	31.2%
Cellular(1)	39.5	39.2	36.7
Internet and data(2)	22.8	24.9	24.5
Other(1)(2)(3)(4)	1.8	2.1	7.6

Total	100.0%	100.0%	100.0%

(1)	Beginning in 2006, we no longer combine cellular and paging services in one business segment, and we include revenues from paging services in other. For this reason, revenues from cellular and other for 2005 have been reclassified on a comparable basis.
(2)	Beginning in 2007, we no longer account for MOD revenues under other and account for MOD revenues under data. In this table, MOD revenues are included in data for fiscal year 2007 and in other for fiscal years 2006 and 2005.
(3)	Other includes revenues from our other services, which include (i) sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) the leasing of real estate owned by us to third parties.
(4)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the cellular phone sales revenues of our consolidated subsidiary, Senao, under other beginning April 12, 2007.

Over the past three years, the composition of our revenue base has undergone a change as a result of our strategy to diversify our revenues and focus on generating increased revenues from higher growth businesses, such as Internet and data services.

Internet and data services have been an important source of revenues over the last three years. Most of our increased revenues have come from Internet access services. We derive Internet and data services revenues from the provision of ADSL and FTTx access services that provides customers with data access lines and also from the provision of our HiNet ISP services to subscribers. As of December 31, 2007, we had approximately 3.72 million total ADSL customers, which include HiNet subscribers and other customers that only use our ADSL access services. The number of FTTx customers increased significantly in 2006 and 2007 as prices became more affordable, coverage areas expanded and customer demand for higher bandwidth heightened. As of December 31, 2007, we had approximately 537,000 FTTx customers, which includes HiNet subscribers and other customers that only use our FTTx access service. A substantial portion of these customers were our former ADSL and dial-up customers that migrated to FTTx. Increasing Internet penetration in Taiwan and higher data traffic have contributed to a significant increase in our revenues from Internet and data services in recent years.

While the percentage of revenues from Internet and data services within total revenues decreased in 2007 compared to 2006 mainly due to one-time factors that had the effect of increasing revenues from other services in 2007, we believe that Internet and data services will continue to generate a significant portion of our revenues.

Revenues from our local telephone and domestic long distance telephone and paging services have declined during this period, mainly due to traffic migration to cellular services. Revenues from our international long distance services increased in 2007 primarily due to the increase in international call traffic which was partially offset by reductions in the average tariffs. The percentage of cellular services within total revenues declined in 2007 in spite of increased revenue amount mainly due to more rapid growth of other revenue sources.

Increased competition in the fixed line, leased line and cellular services markets, including the 3G cellular services market

Three operators in addition to us have been providing fixed line services in Taiwan since June 2001. We believe that these competitors are largely targeting business customers, which generally generate higher revenues per customer as compared with residential customers. We are facing significant competition, particularly in the international long distance telephone services market, from these competitors. As of the date of this annual report, there are twelve mobile virtual network operators. The increased competition in the areas of fixed line, leased line and cellular services has led to, and may continue to lead to, further declines in our tariffs, which may result in a decrease in our revenues from these services. At the same time, the increased competition has stimulated consumer demand for telecommunications services, with results including higher international telephone usage and increased international bandwidth demand. We seek to minimize loss of customers from the increased competition by continuing to offer cellular phone incentives, more competitive pricing packages, our “Friends and Family” packages and mobile VPNs for our corporate customers.

Since August 2001, the Ministry of Transportation and Communications has awarded undersea cable service licenses to four additional operators. Moreover, in February 2002, the Ministry of Transportation and Communications awarded five concessions to provide 3G cellular services. Two of these new concessions were awarded to new cellular operators. In addition, the government issued six mobile virtual network operator licenses in 2004 and began to allow mobile number portability services in October 2005. In addition, as of the end of 2007, two Type I service providers, Sparq and Taiwan Fixed Network, and two Type II service providers, SeedNet and one of our subsidiaries, Chief Telecom, have obtained VoIP phone numbers. We are in the process of applying for VoIP numbers. Currently, we have been granted temporary trial numbers by the National Communications Commission.

The National Communications Commission completed the first phase of the WiMAX license auction on July 26, 2007. Six providers—three in the southern region and three in the northern region—received licenses. Some of the providers estimate that they will begin providing service in the second half of 2008.

As mobile WiMAX devices have not reached maturity and handheld WiMAX devices will not be available in the short term, we believed the diversified broadband services that we currently provide, such as ADSL, with speeds up to 8Mbps, FTTx, with speeds up to 100Mbps, and 3G/HSDPA, with speeds up to 7.2Mbps, will be able to satisfy our customers’ broadband Internet demands.

The government estimates that they will undergo phase two of the WiMAX license auction in mid-2009, with at least one nationwide license being auctioned off. We hope to bid and acquire that license.

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

In June 2005, we reduced short messaging service fees from NT$1.5 to NT$1.3 per message for messages sent between our customers and from NT$2 to NT$1.7 per message for messages sent to customers of other service providers.

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

The National Communications Commission adopted a price reduction plan on December 21, 2006 that came into effect on April 1, 2007, setting a 4.88% price reduction in the tariff for fixed line to GSM cellular phone dialing, a 4.8875% price reduction in the GSM highest tariff package, a 5.2% price reduction in prepayment cards and a 5.4% reduction in ADSL tariffs. The price reduction plan also required us to stop collecting a NT$5.0 monthly maintenance fee from our fixed line customers who have paid at least 20 years worth of tariffs and those who chose self-maintenance customers starting January 1, 2008 and a NT$70.0 fixed line basic charge from our ADSL customers who only use data services. The National Communications Commission passed a resolution on December 21, 2006 requiring the continuous reduction in telecommunication tariffs over three years, with reductions of 4.89% for fixed line to cellular calls, 4.885% for GSM cellular prepaid cards, 4.891% for 128-package calling tariffs and 8.4% for ADSL tariffs starting from April 1, 2008.

We expect to continue to adjust tariffs and offer a variety of promotional packages from time to time in response to increasing competition and in order to take advantage of our pricing power from economies of scale. We may also be required to adjust our pricing due to changes in domestic regulations.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our cellular services network and on developing our ADSL network, which enables transmission of digital information at a high bandwidth over existing telephone lines. In particular, we have enhanced our telecommunications services through:

•	the introduction of a VoIP exchange system in our long distance telephone network;

•

the implementation of a network modernization program, including a gradual transfer from our public switched telephone network to a system based on Internet protocol, to remain at the forefront of new technologies;

•	the development of an intelligent network for fixed line services;

•

the deployment of a high-capacity long-haul dense wavelength division multiplexing system and a nationwide Internet protocol backbone network with 320 Gbps gigabit switching routers for Internet and Internet protocol VPN services;

•	the expansion and upgrade of our cellular services network, including the rollout of GRPS; and

•	the construction of our 3G cellular services network.

As a result, we made aggregate capital expenditures of NT$130.8 billion over the period from January 1, 2003 to December 31, 2007.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are currently finalizing plans for the gradual upgrade of our entire public switched telephone network to a next-generation network. Next-generation Internet protocol switches will have substantially more capacity and greater upgrade flexibility and should result in increased operational efficiencies from reduced switching centers and related property, materials and personnel costs. We have also devoted resources toward the effective rollout of our 3G cellular network and the continuing build-out of our FTTx infrastructure.

Provisions for pension payments and other stock-based compensations to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2005, 2006 and 2007, personnel expenses represented 39.4%, 34.8% and 29.8% of our total operating costs and expenses, respectively, and pension costs represented 7.8%, 7.0% and 7.5%, of our personnel expenses, respectively. The table below sets forth information regarding our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2005		2006		2007
	(in billions of NT$, except percentages)
Operating costs and expenses:
Personnel expenses
Pension(1)	4.3	3.1%	3.2	2.5%	3.0	2.1%
Salaries and bonus	50.6	36.3	42.0	32.3	38.2	27.7

Total personnel expenses	54.9	39.4	45.2	34.8	41.2	29.8

Depreciation and amortization—costs of services	38.8	27.8	38.4	29.5	37.1	26.9
Depreciation and amortization—operating expenses	2.4	1.7	2.3	1.8	2.3	1.7
Other	43.5	31.1	44.1	33.9	57.5	41.6

Total operating costs and expenses	139.6	100.0%	130.0	100.0%	138.1	100.0%

(1)	Does not include NT$183 million, NT$142 million and NT$114 million of pension costs associated with employees engaged in construction projects that were capitalized and not treated as personnel expenses in 2005, 2006 and 2007, respectively.

The following table sets forth our personnel expenses (divided into pension and non-pension portions) allocated by categories of operating costs and expenses.

	For the year ended December 31,
	2005		2006		2007
	(in billions of NT$, except percentages)
Personnel expenses
Cost of Revenues
Pension	2.5	4.6%	1.9	4.3%	1.8	4.4%
Non-pension	30.8	56.1	25.4	56.1	22.8	55.3

Total	33.3	60.7	27.3	60.4	24.6	59.7
Sales and Marketing
Pension	1.3	2.3	0.9	1.9	0.9	2.2
Non-pension	14.4	26.2	11.9	26.4	11.2	27.2

Total	15.7	28.5	12.8	28.3	12.1	29.4
General and Administration
Pension	0.2	0.5	0.2	0.4	0.2	0.5
Non-pension	2.9	5.2	2.5	5.5	2.1	5.1

Total	3.1	5.7	2.7	5.9	2.3	5.6
Research and Development
Pension	0.2	0.4	0.2	0.4	0.2	0.4
Non-pension	2.6	4.7	2.2	5.0	2.0	4.9

Total	2.8	5.1	2.4	5.4	2.2	5.3

Total personnel expenses	54.9	100.0%	45.2	100.0%	41.2	100.0%

At the time of our privatization, our then existing defined benefit pension obligations were settled in full. After completion of our privatization, our continuing employees were deemed to have commenced employment as of the date our privatization was completed for seniority purposes under our pension plans in effect after privatization. Under applicable Republic of China regulations, upon our privatization, the Ministry of Transportation and Communications assumed the obligation to make annuity payments to our employees who retired before our privatization. Under U.S. GAAP reporting, the portion of the pension obligations that was settled by the Ministry of Transportation and Communications was represented by the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets. Such account was accounted for as contributed capital and recorded under our stockholders’ equity as of August 12, 2005.

As of December 31, 2006, we adopted SFAS 158 “Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Benefits” and recorded the under-funded status of our defined benefit pension plan as a liability of NT$0.3 billion with a corresponding offset, net of taxes, to deferred income tax assets of NT$0.1 billion and accumulated other comprehensive income within stockholders’ equity of NT$0.2 billion.

We expect our total pension costs for the fiscal year 2008 to be approximately NT$2.9 billion.

We recognize compensation expenses when our employees purchase our common shares at discounts under the priority share subscription program. We recognized such compensation expenses in the amounts of NT$12.8 billion, NT$0.5 billion in 2005, and 2006, respectively. No priority share subscription program was provided in 2007. The two programs are described in the following two paragraphs.

Under a program established pursuant to a regulation adopted by the Ministry of Transportation and Communications, our employees are able to subscribe for up to approximately 476.9 million of our common shares from the Ministry of Transportation and Communications in offerings conducted by the Ministry of Transportation and Communications prior to our privatization. As long as our employees agree not to transfer or pledge these shares for either two or three years, depending on the employees’ position, they are eligible to receive a discount of 10% or 20%, respectively, from the offering price. Pursuant to a June 2005 amendment to the terms of this program, the majority of our employees who continued their employment with us after our privatization are also eligible to receive a 50% discount if they agree not to transfer or pledge the shares for four years.

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

Taxation

The current corporate income tax rate in the Republic of China is 25%. We benefit from tax incentives generally available to technology companies in the Republic of China, including tax credits of up to 30% of the amount of some of our research and development, automation and employee training expenditures. We also qualify for tax benefits at the rate of 5% to 20% of the amount of our investment in qualified equipment and technology. As a result, our effective tax rate was 27.7%, 26.6% and 22.6% in 2005, 2006 and 2007, respectively.

In 1997, the Income Tax Law of the Republic of China was amended to integrate corporate income tax and shareholder dividend tax to eliminate the double taxation effect for resident shareholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to shareholders as dividends in the following year are assessed with a 10% retained earnings tax. See “Item 10. Additional Information—E. Taxation—Republic of China Taxation—Dividends.” Historically, this has not had an impact on our financial results of operations, because the majority of our earnings were distributed to the government by way of dividends. If we decide to distribute our earnings in the future, we may need to reserve the retained earnings tax recorded in the period during which the related income is generated.

Segment Operating Losses

Our local telephone services recorded operating losses of NT$14.2 billion, NT$13.7 billion and NT$8.6 billion (US$0.3 billion) in 2005, 2006 and 2007, respectively. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report. We expect our local telephone services to continue incurring operating losses as traffic continues to migrate from fixed line services to cellular and broadband services.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate these estimates and judgments, including those related to revenue recognition, allowances for doubtful accounts, useful lives of long-lived assets and impairment of assets, realizable value and impairment on investments in unconsolidated companies, pension benefits and valuation allowances on deferred income taxes. We base these estimates and judgments on our historical experience and other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Revenue Recognition

We recognize revenues for our services in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104. We record service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Cellular phone incentives are paid to third party dealers when they sell cellular phones to customers that enter into service contracts, and these are recognized as a cost of service when incurred. Usage revenues from fixed line services, cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

One-time customer connection fees, primarily in relation to fixed line service revenues, are deferred and recognized over the average expected customer service periods, which we evaluate on a continual basis. The deferred income related to one-time connection fees is recognized over the average expected customer service periods shown as follows:

	As of December 31
	2006	2007
Fixed line	16 years	13 years
Cellular	4	4
Paging	2	—
Internet	4	4

If our estimates of these customer service periods become longer, the amortization of our deferred income could be materially and adversely affected.

When we enter into transactions that involve the provision of airtime bundled with products such as 3G data cards, cellular phones and integrated services across fixed line, cellular, and Internet platforms, the bundled arrangement is accounted for in accordance with the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Total consideration received from cellular phones and integrated services in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Total consideration received from 3G data cards does not have objective and reliable fair values for delivered and undelivered items, and therefore, the recognition of revenues follows one unit of accounting.

Allowance for Doubtful Accounts

We maintain allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable by operating segment based on past experience and current collection trends that we expect to continue. Our evaluation also includes the length of time the receivables are past due, geographic concentrations and the general business environment. If changes in these factors occur, or the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be materially and adversely affected. Even as revenues have increased in recent years, the allowance for doubtful accounts has decreased due to stricter credit investigations for new customers and more efficient collection activities for outstanding accounts.

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the amount of depreciation and amortization expense to be recorded. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations. We performed an impairment analysis and concluded that the paging division assets were impaired and recognized an impairment loss of NT$343 million in 2005.

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

The process of assessing whether a particular cost method investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these long-term investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the net asset values as well as the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of U.S. companies, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the book value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2005, we recognized a loss of NT$740 million for our investment in Taipei Financial Center Corporation due to lower than expected leasing rates for office and retail space in Taipei 101. And in 2007, we recognized an impairment loss of NT$ 22 million for cost investee, RPTI, due to an adverse change in market condition of power system construction industry. There were no indicators noted in the other cost investees for the years ended in 2005, 2006 and 2007.

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

A decrease in the discount rate or in the expected return on assets would increase the reported obligation. For example, if the discount rate in 2007 used in determining this obligation were 0.25% lower, it would generate a NT$176 million increase in the obligation reported on the balance sheet and a NT$52.4 million increase in the benefit costs. Similarly, if the expected return on assets assumption were 0.25% lower, it would generate a NT$7.1 million increase in 2007 benefit costs. A minor change in the estimate of health care cost assumptions would not materially affect our pension obligations or related benefit costs. The Ministry of Transportation and Communications settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets as contributed capital in stockholders’ equity based on applying the guidance in AICPA Interpretation 39 to APB 16 “Business combinations” and FASB Implementation Guide, SFAS 88 Q&A 40.

As of December 31, 2006, we have adopted SFAS 158. In accordance with this standard, we recorded the funded status of our defined benefit pension as a liability on our consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income within stockholders’ equity, resulting in an after-tax decrease in equity of NT$226 million as of December 31, 2006.

Accounting for Income Taxes

Deferred income taxes represent the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We measure deferred tax assets and liabilities using statutory tax rates that, if changed, would result in either an increase or a decrease in the provision for income taxes in the period of change. A one-percentage point increase in the statutory income tax rate as of December 31, 2007 would have decreased our net income by approximately NT$643.3 million.

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

We had a valuation allowance of NT$83 million on our deferred tax asset balance as of December 31, 2007. We do not have a full valuation allowance on the deferred tax asset, as we believe these benefits will be fully realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, our ability to realize the deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

Effective January 1, 2007, we adopted FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the estimates. The adoption of FIN 48 did not have a material impact on our report.

Our Financial Reporting Obligations

Our ongoing financial reporting in our Form 20-F annual reports and interim financial reporting furnished to the SEC on Form 6-K have been based on U.S. GAAP through fiscal year 2007. Beginning with first quarter interim financial report furnished on Form 6-K and our Form 20-F annual report for fiscal year 2008, we will prepare our financial statements under R.O.C. GAAP, with reconciliations to U.S. GAAP.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
	(in billions)
	NT$	NT$	NT$	US$
Revenues:
Fixed line
Local	40.7	39.0	39.0	1.2
Domestic long distance	11.0	9.9	9.2	0.3
International long distance	14.6	14.0	14.4	0.4

Total fixed line	66.3	62.9	62.6	1.9

Cellular(1)	73.0	73.0	73.7	2.3
Internet and data:
Internet	32.1	35.5	37.7	1.2
Data(2)	10.1	10.8	11.5	0.3

Total Internet and data	42.2	46.3	49.2	1.5

Other(1)(2)(3)(4)	3.2	4.1	15.4	0.5

Total revenues	184.7	186.3	200.9	6.2

Operating costs and expenses:
Cost of revenues(5)	68.1	62.6	71.2	2.2
Marketing(5)	23.7	20.6	21.8	0.7
General and administrative(5)	3.5	3.3	3.1	0.1
Research and development(5)	3.1	2.8	2.6	0.1
Depreciation and amortization—cost of revenues	38.8	38.4	37.1	1.1
Depreciation and amortization—other operating expenses	2.4	2.3	2.3	0.1

Total operating costs and expenses	139.6	130.0	138.1	4.3

Income from operations	45.1	56.3	62.8	1.9
Other income, net	0.9	1.1	1.5	0.1
Income before income tax expense	46.0	57.4	64.3	2.0
Income tax expense	12.7	15.3	14.5	0.5

Income before minority interest	33.3	42.1	49.8	1.5
Minority interest	—	(0.013)	0.3	0.0

Net income	33.3	42.1	49.5	1.5

(1)	Beginning in 2006, we no longer combine cellular and paging services in one business segment, and we include revenues from paging services in other. For this reason, revenues from cellular and other for 2005 have been reclassified on a comparable basis.
(2)	Beginning in 2007, we no longer account for MOD revenues under other and account for MOD revenues under data. In this table, MOD revenues are included in data for fiscal year 2007 and in other for fiscal years 2006 and 2005.
(3)	Other includes revenues from our other services, which include (i) sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) the leasing of real estate owned by us to third parties.
(4)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the cellular phone sales revenues of our consolidated subsidiary, Senao, under other beginning April 12, 2007.
(5)	Excludes related depreciation and amortization which are presented separately.

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
	(as percentages of total revenues)
Revenues:
Fixed line
Local	22.1%	20.9%	19.4%
Domestic long distance	5.9	5.3	4.6
International long distance	7.9	7.6	7.2

Total fixed line	35.9	33.8	31.2

Cellular(1)	39.5	39.2	36.7
Internet and data:
Internet	17.3	19.1	18.8
Data(2)	5.5	5.8	5.7

Total Internet and data	22.8	24.9	24.5

Other(1)(2)(3)(4)	1.8	2.1	7.6

Total revenues	100.0	100.0	100.0

Operating costs and expenses:
Cost of revenues(5)	36.9	33.6	35.4
Marketing(5)	12.8	11.1	10.9
General and administrative(5)	1.9	1.8	1.5
Research and development(5)	1.7	1.5	1.3
Depreciation and amortization—cost of revenues	21.0	20.6	18.5
Depreciation and amortization—other operating expenses	1.3	1.2	1.1

Total operating costs and expenses	75.6	69.8	68.7

Income from operations	24.4	30.2	31.3
Other income, net	0.5	0.6	0.7
Income before income tax expense	24.9	30.8	32.0
Income tax expense	6.9	8.2	7.2
Income before minority interest	18.0	22.6	24.8
Minority interest	—	0.0	0.1

Net income	18.0%	22.6%	24.7%

(1)	Beginning in 2006, we no longer combine cellular and paging services in one business segment, and we include revenues from paging services in other. For this reason, revenues from cellular and other for 2005 have been reclassified on a comparable basis.
(2)	Beginning in 2007, we no longer account for MOD revenues under other and account for MOD revenues under data. In this table, MOD revenues are included in data for fiscal year 2007 and in other for fiscal years 2006 and 2005.
(3)	Other includes revenues from our other services, which include (i) sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) the leasing of real estate owned by us to third parties.
(4)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the cellular phone sales revenues of our consolidated subsidiary, Senao, under other beginning April 12, 2007.
(5)	Excludes related depreciation and amortization which are presented separately.

Year ended December 31, 2006 compared with year ended December 31, 2007

Revenues

Our revenues increased by 7.8% from NT$186.3 billion in 2006 to NT$200.9 billion (US$6.2 billion) in 2007. This increase was primarily due to an increase in operating revenues of Internet, data, cellular and other services.

Fixed line services

Fixed line revenues comprised 33.8% and 31.2% of our revenues in 2006 and 2007, respectively. Our fixed line revenues decreased by 0.6% from NT$62.9 billion in 2006 to NT$62.6 billion (US$1.9 billion) in 2007.

Local telephone services. Our local telephone revenues was unchanged at NT$39.0 billion (US$1.2 billion) in 2007 compared to 2006. This reflects a 7.0% decline in traffic volume from 18.6 billion minutes in 2006 to 17.3 billion minutes in 2007 offset by a 1.4% increase in average local usage fees. The decline in traffic volume was primarily due to the continued traffic migration from fixed line services to cellular services. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed line services to broadband and cellular services is slowing. The decline in traffic volume reflects a continued decrease in the number of customers of our discounted Internet tariff package. Changes in accounting estimates (we decreased estimated customer rental length from 16 years to 13 years) resulted in an increase in installation fees by NT$1.4 billion, which caused a reduction in the decrease of local telephone revenues. Our local interconnection revenues decreased by NT$0.3 billion between these two years because of a decrease in local interconnection volume

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 7.1% from NT$9.9 billion in 2006 to NT$9.2 billion (US$0.3 billion) in 2007. This decrease was mainly due to a decrease in traffic volume from 4.6 billion minutes in 2006 to 4.3 billion minutes in 2007. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to cellular services and VoIP. The rate of migration from fixed line services to cellular services has been slowing in the past two years as the cellular market becomes increasingly saturated. Our interconnection revenues also decreased as a result of more direct connections between private operators.

International long distance telephone services. Our international long distance telephone revenues increased by 2.4% from NT$14.0 billion in 2006 to NT$14.4 billion (US$0.4 million) in 2007. This increase was mainly due to the rapid expansion of the wholesale and telephone card markets, which resulted in an increase of 6.7% in outgoing traffic volume from 2006 to 2007. Our international settlement revenues increased by 3.4% from NT$3.1 billion in 2006 to NT$3.2 billion (US$97.6 million) in 2007. This increase was primarily due to the 23.0% increase in incoming traffic volume.

Cellular services

Cellular revenues comprised 39.2% and 36.7% of our revenues in 2006 and 2007, respectively. Our cellular revenues increased by 1.0% from NT$73.0 billion in 2006 to NT$73.7 billion (US$2.3 billion) in 2007. We experienced an increase in volume in 2007 from 2006 mainly due to an increase in outgoing traffic volume of 3.9% from 9.2 billion minutes in 2006 to 9.6 billion minutes in 2007 as a result of an increase in the number of customers using cellular service.

Internet and data services

Internet and data revenues comprised 24.9% and 24.5% of our revenues in 2006 and 2007, respectively. In 2007, the National Communications Commission issued a ruling bringing MOD services regulation under the Telecommunications Act, which is why we reclassified our MOD revenues as Internet and data revenues from other revenues. Our calculations for revenue growth have been adjusted to reflect this change. Our Internet and data revenues increased by 6.3% from NT$46.3 billion in 2006 to NT$49.2 billion (US$1.5 billion) in 2007 primarily due to an increase in our Internet services.

Internet services. Our revenues attributable to Internet services increased by 6.0% from NT$35.5 billion in 2006 to NT$37.7 billion (US$1.2 billion) in 2007. This increase was largely due to an increase in the number of our total ADSL and FTTx customers from 4.0 million as of December 31, 2006 to 4.3 million as of December 31, 2007. The increase was also due to a 6.3% increase in the number of our total HiNet subscribers from approximately 3.2 million as of December 31, 2006 to approximately 3.4 million as of December 31, 2007. There was an increase in the number of FTTx customers from approximately 185,000 in 2006 to approximately 537,000 in 2007. However, the number of dial-up customers decreased from 1.0 million in 2006 to 0.6 million in 2007 and the number of our ADSL customers decreased slightly from 3.1 million to 2.9 million. These decreases mainly reflect customer migration to our FTTx services. Calls to HiNet from dial-up subscribers are recorded as Internet and data services revenues and are not included in our fixed line minutes and we include usage fees from these calls in our Internet and data revenues. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenues.

Data services. Revenues from our data services increased by 7.3% from NT$10.8 billion in 2006 to NT$11.5 billion (US$0.3 billion) in 2007. This increase was principally due to an increase in revenues from MOD services and additional operating revenues from our new subsidiary, Chief Telecom, in which we acquired a 70% interest in September 2006. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed lease lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators and international leased line service providers, as well as the continued migration of domestic leased line customers to ADSL services.

Other

Other revenues includes revenues derived from (i) sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) rental income from the leasing of real estate owned by us to third parties and comprised 2.1% and 7.6% of our revenues in 2006 and 2007, respectively.

Beginning in April 2007, we started accounting for the revenues from our consolidated subsidiary, Senao, under other. In 2007, we also stopped accounting for MOD revenues under other and started accounting for MOD revenues under Internet and data services.

Our other revenues increased by 278.3% from NT$4.1 billion in 2006 to NT$15.4 billion (US$0.5 billion) in 2007. This increase in other revenues was primarily due to sales of 3G cellular phones and data cards and the consolidation of Senao’s revenues into our own.

Operating Costs and Expenses

Our operating costs and expenses increased by 6.2% from NT$130.0 billion in 2006 to NT$138.1 billion (US$4.3 billion) in 2007. This increase was primarily due to increases in cost of revenues and marketing expenses. As a percentage of revenues, operating costs and expenses decreased from 69.8% in 2006 to 68.7% in 2007.

Cost of revenues

Cost of revenues include personnel expenses, international settlement costs, cellular phone incentives, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our cost of revenues increased by 13.7% from NT$62.6 billion in 2006 to NT$71.2 billion (US$2.2 billion) in 2007. This increase was principally a result of a NT$11.1 billion increase in the cost of goods sold, which resulted from the consolidation of Senao’s operating costs. The increase was partially offset by a NT$2.7 billion decrease in personnel expenses reflecting a decrease in expenses related to the special termination benefits under our early retirement programs in 2006 and 2007 and a NT$1.8 billion decrease in cellular phone incentives, which was a result of the consolidation of Senao beginning in April 2007.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, increased by 5.8% from NT$20.6 billion in 2006 to NT$21.8 billion (US$0.7 billion) in 2007. This increase was principally a result of a NT$1.5 billion increase in promotional expenses and partially offset by a NT$0.6 billion decrease in salary expense reflecting a decrease in expenses related to the special termination benefits under our early retirement programs in 2006 and 2007.

General and administrative

Our general and administrative expenses decreased by 6.1% from NT$3.3 billion in 2006 to NT$3.1 billion (US$0.1 billion) in 2007. This decrease was principally a result of a NT$0.4 billion decrease in personnel expenses reflecting a decrease in expenses related to the special termination benefits under our early retirement programs in 2006 and 2007.

Research and development

Our research and development expenses decreased by 7.1% from NT$2.8 billion in 2006 to NT$2.6 billion (US$0.1 million) in 2007. Our research and development expenses decreased as a percentage of our revenues from 1.5% in 2006 to 1.3% in 2007. This decrease was principally a result of a NT$0.2 billion decrease in personnel expenses reflecting a decrease in expenses related to the special termination benefits under our early retirement programs in 2006 and 2007.

Depreciation and amortization

Our depreciation and amortization expenses decreased by 3.2% from NT$40.7 billion in 2006 to NT$39.4 billion (US$1.2 billion) in 2007. This decrease was mainly due to decreases in capital expenditure.

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Cellular Service	Internet and Data(1)	Other(1)(2)(3)	Total
	(in billions of NT$)
As of and for the year ended December 31, 2007
Operating costs and expenses	31.2	1.4	7.8	18.3	16.8	18.8	94.3
Unallocated corporate expenses							4.4

Total operating costs and expenses							98.7

Depreciation and amortization	16.4	0.6	0.4	8.7	12.7	0.5	39.3
Unallocated corporate expenses							0.1

Total depreciation and amortization							39.4

As of and for the year ended December 31, 2006
Operating costs and expenses	34.7	1.2	7.0	23.1	15.8	3.3	85.1
Unallocated corporate expenses							4.3

Total operating costs and expenses							89.4

Depreciation and amortization	18.0	0.7	0.5	8.2	12.4	0.8	40.6
Unallocated corporate expenses							0.1

Total depreciation and amortization							40.7

(1)	Beginning in 2007, we no longer account for MOD costs under other and account for MOD costs under data. In this table, MOD costs are included in data for fiscal year 2007 and in other for fiscal years 2006 and 2005.
(2)	Other includes operating costs and expenses from our other services, which include (i) sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) the leasing of real estate owned by us to third parties.
(3)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the cellular phone sales costs of our consolidated subsidiary, Senao, under other beginning April 12, 2007

Local telephone services

Our local telephone operating costs and expenses, excluding depreciation and amortization, decreased by 10.1% from NT$34.7 billion in 2006 to NT$31.2 billion (US$1.0 billion) in 2007, primarily due to a NT$3.5 billion decrease in personnel expense resulting from the reorganization of our call centers and termination of a small number of employees, and offset by a NT$0.1 billion increase in uncollectible bills from our customers. Our depreciation and amortization expenses relating to local telephone services decreased by 8.9% from NT$18.0 billion in 2006 to NT$16.4 billion (US$0.5 billion) in 2007. The decrease was primarily due to a decrease in depreciation expenses reflecting reduced capital expenditures.

Domestic long distance telephone services

Our domestic long distance telephone operating costs and expenses, excluding depreciation and amortization, increased by 16.7 % from NT$1.2 billion in 2006 to NT$1.4 billion (US$43 million) in 2007, primarily due to an increase of NT$0.2 billion in connection fees, which was partially offset by a NT$ 0.1 billion decrease in personnel expenses resulting from a decrease in the number of employees. Our depreciation and amortization expenses relating to domestic long distance telephone services decreased by 14.3% from NT$0.7 billion in 2006 to NT$0.6 billion (US$2 million) in 2007.

International long distance telephone services

Our international long distance telephone operating costs and expenses, excluding depreciation and amortization, increased by 11.4 % from NT$7.0 billion in 2006 to NT$7.8 billion (US$0.2 billion) in 2007. The increase was primarily due to an increase of NT$0.9 billion in international settlement fees, which was partially offset by a NT$ 0.2 billion decrease in personnel expenses resulting from a decrease in the number of employees. Our depreciation and amortization expenses relating to international long distance telephone services decreased by 20.0% from NT$0.5 billion in 2006 to NT$0.4 billion (US$12 million) in 2007. The decrease in depreciation and amortization expenses was mainly due to a slowdown in capital expenditure.

Cellular services

Our cellular operating costs and expenses, excluding depreciation and amortization, decreased by 20.7% from NT$23.1 billion in 2006 to NT$18.3 billion (US$0.6 billion) in 2007. This decrease was primarily due to a decrease in marketing expenses, primarily cellular phone incentives paid to Senao, resulting from the acquisition of Senao. Our depreciation and amortization expenses relating to cellular services increased by 6.1% from NT$8.2 billion in 2006 to NT$8.7 billion (US$0.3 billion) in 2007.

Internet and data services

Our Internet and data operating costs and expenses, excluding depreciation and amortization, increased by 6.3 % from NT$15.8 billion in 2006 to NT$16.8 billion (US$0.5 billion) in 2007. This increase was primarily due to a NT$1.8 billion increase in MOD-related expenses, which was partially offset by a NT$0.6 billion decrease in personnel expenses resulting from a decrease in the number of employees. Our depreciation and amortization expenses relating to Internet and data services increased slightly by 2.4% from NT$12.4 billion in 2006 to NT$12.7 billion in 2007.

Other

Our expenses, excluding depreciation and amortization, in other service increased by 489.5% from NT$3.3 billion in 2006 to NT$18.8 billion (US$0.6 billion) in 2007. This increase was primarily due to our consolidation of the results of operations of our new subsidiary, Senao, beginning April 12, 2007. Senao’s operating costs and expenses totaled NT$13.0 billion in 2007.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased by 11.5% from NT$56.3 billion in 2006 to NT$62.8 billion (US$1.9 billion) in 2007. Our operating margin increased from 30.2% in 2006 to 31.3% in 2007.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Cellular Service	Internet and Data(1)	Other(1)(2)(3)	Total
	(in billions of NT$)
As of and for the year ended December 31, 2007
Income from operations	1.8	6.3	2.7	37.6	20.4	(1.4)	67.4
Elimination of intersegment income	(10.4)	0.9	3.4	9.2	(0.7)	(2.5)	(0.1)

	(8.6)	7.2	6.1	46.8	19.7	(3.9)	67.3

Unallocated corporate expenses							(4.5)

Total income from operations							62.8

As of and for the year ended December 31, 2006
Income from operations	0.5	7.1	2.9	30.2	20.6	(0.5)	60.8
Elimination of intersegment income	(14.1)	0.9	3.6	11.5	(2.5)	0.6	0

	(13.6)	8.0	6.5	41.7	18.1	(0.1)	60.8

Unallocated corporate expenses							(4.5)

Total income from operations							56.3

(1)	Beginning in 2007, we no longer account for MOD revenues under other and account for MOD revenues under data. In this table, MOD revenues are included in data for fiscal year 2007 and in other for fiscal year 2006.
(2)	Other includes revenues from our other services, which include (i) sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) the leasing of real estate owned by us to third parties.
(3)	As a result of our acquisition and the obtaining board control of Senao in 2007, we began accounting for the cellular phone sales revenues of our consolidated subsidiary, Senao, under other beginning April 12, 2007

As a result of the foregoing, in 2006 compared to 2007: operating loss for our local telephone services decreased by 36.8 % from NT$13.6 billion to NT$8.6 billion (US$0.3 billion); operating income for our domestic long distance telephone services decreased by 10.0 % from NT$8.0 billion to NT$7.2 billion (US$0.2 billion); operating income for our international long distance telephone services decreased by 6.2 % from NT$6.5 billion to NT$6.1 billion (US$0.2 billion); operating income for our cellular services increased by 12.2% from NT$41.7 billion to NT$46.8 billion (US$1.4 billion); and operating income for our Internet and data services increased by 8.8% from NT$18.1 billion to NT$19.7 billion (US$0.6 billion).

Our management evaluates our business segments taking into account internal and inter-segment costs and revenues. All of our business lines, particularly local telephone, domestic long distance telephone and international long distance telephone services, operate as an integrated business unit. Therefore, we have shown the inter-segment income in the above table.

Other Income, Net

Our other income, net increased by 36.4% from NT$1.1 billion in 2006 to NT$1.5 billion (US$0.1 billion) in 2007. This increase was primarily due to an increase of NT$0.6 billion in net interest income and a decrease of NT$0.7 billion in other expenses (such as foreign exchange loss), which was offset by an increase of NT$0.8 billion in realized and unrealized loss on derivative financial instruments.

Income Tax

Our income tax was NT$15.3 billion in 2006, compared to NT$14.5 billion (US$0.5 billion) in 2007. Our effective tax rate was 26.6% in 2006 and 22.6% in 2007.

Net Income

As a result of the foregoing, our net income increased by 17.3% from NT$42.1 billion in 2006 to NT$49.5 billion (US$1.5 billion) in 2007. Our net margin was 22.6% in 2006 and 24.6% in 2007.

Year ended December 31, 2005 compared with year ended December 31, 2006

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

Local telephone services. Our local telephone revenues decreased by 4.3% from NT$40.7 billion in 2005 to NT$39.0 billion (US$1.2 billion) in 2006. This decrease was principally a result of a 12.0% decline in traffic volume from 21.1 billion minutes in 2005 to 18.6 billion minutes in 2006. This decline in traffic volume was primarily due to the continued migration of non-HiNet Internet customers from dial-up to broadband Internet access, the continued traffic migration from fixed line services to broadband and cellular services, and increasing market competition. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed line services to broadband and cellular services is slowing. This decline in traffic volume was partially offset by a 2.9% increase in average local usage fees, reflecting a continued decrease in the number of customers of our discounted Internet tariff package. Our local interconnection revenues decreased by NT$0.1 billion between these two years because of a decrease in local interconnection volume.

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

Cellular services

Cellular revenues comprised 39.5% and 39.2% of our revenues in 2005 and 2006, respectively. Our cellular revenues remained flat at NT$73.0 billion (US$2.3 billion) in 2005 and in 2006. While we experienced an increase in volume in 2006 from 2005, this was largely offset by tariff reductions which came into effect in June 2005 for SMS and in December 2005 for calls from mobile to fixed line numbers. Outgoing traffic volume increased 3.4% from 8.9 billion minutes in 2005 to 9.2 billion minutes in 2006, as a result of an increase in the number of customers using cellular service.

Internet and data services

Internet and data revenues comprised 22.8% and 24.9% of our revenues in 2005 and 2006, respectively. Our Internet and data revenues increased by 9.9% from NT$42.2 billion in 2005 to NT$46.3 billion (US$1.4 billion) in 2006 due primarily to an increase in our Internet services.

Internet services. Revenues from Internet services increased by 11.0% from NT$32.1 billion in 2005 to NT$35.5 billion (US$1.1 billion) in 2006. This increase was largely due to an increase in the number of our ADSL customers from 3.7 million as of December 31, 2005 to 3.9 million as of December 31, 2006. This increase was also due to a 4.7% increase in the number of our HiNet subscribers from 4.1 million as of December 31, 2005 to 4.3 million as of December 31, 2006. There was an increase in the number of FTTx customers from approximately 20,000 in 2005 to approximately 185,000 in 2006. However, the number of dial-up customers decreased from 1.2 million in 2005 to 1.0 million in 2006. Calls to HiNet are recorded as part of our Internet and data services and are not included in our local minutes or revenues. We include usage fees from fixed line telephone calls to access our HiNet service in our Internet and data revenues. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenues.

Data services. Revenues from our data services increased by 6.6% from NT$10.1 billion in 2005 to NT$10.8 billion (US$0.3 billion) in 2006. This increase was principally due to an increase in revenues from leased line services and additional operating revenues from our new subsidiary, Chief Telecom, in which we acquired a 70% interest in September 2006. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed lease lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators and international leased line service providers, as well as the continued migration of domestic leased line customers to ADSL services.

Other

Other revenues comprised 1.8% and 2.1% of our revenues in 2005 and 2006, respectively.

Our other revenues increased by 24.1% from NT$3.2 billion in 2005 to NT$4.1 billion (US$124 million) in 2006. This increase in other revenues was primarily due to a NT$0.9 billion increase in revenues from our corporate solution business, MOD, real estate leasing and sales of 3G cellular phones and data cards.

Operating Costs and Expenses

Our operating costs and expenses decreased by 6.8% from NT$139.6 billion in 2005 to NT$130.0 billion (US$4.0 billion) in 2006. This decrease was primarily due to decreases in stock compensation expenses. As a percentage of revenues, operating costs and expenses decreased from 75.5% in 2005 to 69.8% in 2006.

Cost of revenues

Cost of revenues include personnel expenses, international settlement costs, cellular phone incentives, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our cost of revenues decreased by 8.0% from NT$68.1 billion in 2005 to NT$62.6 billion (US$1.9 billion) in 2006. This decrease was principally a result of a NT$7.2 billion decrease in employees’ purchases of our common shares at discounts under our priority share subscription program; a NT$0.4 billion profit increase resulting from sales of fixed assets; NT$0.4 billion increase in contractual penalty payments from third-party contractors relating to project delays and a NTS0.4 billion income increase due to sales of scrap inventory. This decrease was partially offset by a NT$1.2 billion increase in our cellular phone incentives and a NT$1.2 billion increase in special termination benefits under our early retirement program. We recognize compensation expense when our employees purchase our common shares at discounts under the priority share subscription program.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 12.7% from NT$23.7 billion in 2005 to NT$20.6 billion (US$0.6 billion) in 2006. This decrease was mainly due to a NT$4.0 billion decrease in employees’ purchases of our common shares at discounts under our priority share subscription program, and partially offset by a NT$0.8 billion increase in special termination benefits under our early retirement program.

General and administrative

Our general and administrative expenses decreased by 5.4% from NT$3.5 billion in 2005 to NT$3.3 billion (US$0.1 billion) in 2006. This decrease was primarily due to a decrease of NT$0.7 billion in compensation expense due to a decrease in employees’ purchases of our common shares at discounts under our employee priority share subscription program. This decrease was partially offset by an increase of NT$0.2 billion in special termination benefits under our early retirement program and a NT$0.2 billion increase in donations to non-profit organizations.

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

Operating Costs and Expenses by Business Segment

	Local	Domestic Long Distance	International Long Distance	Cellular Service(1)	Internet and Data	Other(1)(2)	Total
	(in billions of NT$)
As of and for the year ended December 31, 2006
Operating costs and expenses	34.7	1.2	7.0	23.1	15.8	3.3	85.1
Unallocated corporate expenses							4.3

Total operating costs and expenses							89.4

Depreciation and amortization	18.0	0.7	0.5	8.2	12.4	0.8	40.6
Unallocated corporate expenses							0.1

Total depreciation and amortization							40.7

As of and for the year ended December 31, 2005
Operating costs and expenses	36.0	1.5	7.6	22.8	22.4	3.2	93.5
Unallocated corporate expenses							4.9

Total operating costs and expenses							98.4

Depreciation and amortization	19.0	0.7	0.7	7.4	12.4	0.8	41.0
Unallocated corporate expenses							0.2

Total depreciation and amortization							41.2

(1)	Beginning in 2006, we no longer combine cellular and paging services in one business segment, and we include costs from paging services in other. For this reason, operating costs and expenses from cellular and other for 2005 have been reclassified on a comparable basis.
(2)	Other includes operating costs and expenses from our other services, which include (i) sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) the leasing of real estate owned by us to third parties.

Local telephone services

Our local telephone operating expenses, excluding depreciation and amortization, decreased by 3.5% from NT$36.0 billion in 2005 to NT$34.7 billion (US$1.1 billion) in 2006, primarily due to a NT$4.4 billion decrease in employees’ purchases of our common shares at discount under our employee priority share subscription program, partially offset by a NT$1.6 billion increase in special termination benefits under our early retirement program, a NT$1.1 billion increase in bonus for employees and remuneration for directors and supervisors and a NT$0.6 billion increase in performance-based bonuses. Our depreciation and amortization expenses relating to local telephone services decreased by 5.6% from NT$19.0 billion in 2005 to NT$18.0 billion (US$0.6 billion) in 2006. The decrease was primarily due to a decrease in depreciation expenses because we determined that we are able to use our related equipment for local telephone services longer than their initial expected useful life.

Domestic long distance telephone services

Our domestic long distance telephone operating expenses, excluding depreciation and amortization, decreased by 17.8% from NT$1.5 billion in 2005 to NT$1.2 billion (US$38 million) in 2006, primarily due to a NT$0.2 billion decrease in the employees’ purchases of our common shares at discount under our employee priority share subscription program. Our depreciation and amortization expenses relating to domestic long distance telephone services remained flat at NT$0.7 billion in 2005 and in 2006.

International long distance telephone services

Our international long distance telephone operating expenses, excluding depreciation and amortization, decreased by 8.4% from NT$7.6 billion in 2005 to NT$7.0 billion (US$0.2 billion) in 2006. The decrease was primarily due to a NT$0.4 billion decrease in the employees’ purchase of our common shares at discounts and a NT$0.8 billion decrease in international long distance telephone settlement fees; partially offset by a NT$0.2 billion increase in material expenses and a NT$0.2 billion increase in interconnection fees. Our depreciation and amortization expenses relating to international long distance telephone services decreased by 16.8% from NT$0.7 billion in 2005 to NT$0.5 billion (US$17 million) in 2006. The decrease in depreciation and amortization expenses was mainly due to a decrease in expenditures relating to equipment upgrades.

Cellular services

Our cellular operating expenses, excluding depreciation and amortization, increased by 1.5% from NT$22.8 billion in 2005 to NT$23.1 billion (US$0.7 billion) in 2006. This increase was primarily due to a NT$1.1 billion increase in marketing expenses, a NT$0.2 billion increase in bonus for employees and remuneration for directors and supervisors and a NT$0.2 billion increase in special termination benefits under our early retirement program partially offset by a NT$1.2 billion decrease in the employees’ purchases of our common shares at discounts under our employee priority share subscription program. Our depreciation and amortization expenses relating to cellular services increased by 10.9% from NT$7.4 billion in 2005 to NT$8.2 billion (US$0.3 billion) in 2006. The increase was mainly due to a NT$0.5 billion increase in depreciation caused by purchases of new equipment such as mobile exchangers and signal transmitters and receivers; and a NT$0.3 billion increase in amortization of 3G license fees.

Internet and data services

Our Internet and data operating expenses, excluding depreciation and amortization, decreased by 29.2% from NT$22.4 billion in 2005 to NT$15.8 billion (US$0.5 billion) in 2006. This decrease was primarily due to a NT$5.3 billion decrease in the employees’ purchases of our common shares at discounts under our employee priority share subscription program; and a NT$1.1 billion decrease in printing and mailing expenses of customer statements and invoices after such activities were transferred to local telephone services. Our depreciation and amortization expenses relating to Internet and data services remained flat at NT$12.4 billion in 2005 and in 2006.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased by 24.7% from NT$45.1 billion in 2005 to NT$56.3 billion (US$1.7 billion) in 2006. Our operating margin increased from 24.5% in 2005 to 30.2% in 2006.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Local	Domestic Long Distance	International Long Distance	Cellular Service	Internet and Data(1)	Other(1)(2)	Total
	(in billions of NT$)
As of and for the year ended December 31, 2006
Income from operations	0.5	7.1	2.9	30.2	20.6	(0.5)	60.8
Elimination of intersegment income	(14.1)	0.9	3.6	11.5	(2.5)	0.6	0

	(13.6)	8.0	6.5	41.7	18.1	(0.1)	60.8

Unallocated corporate expenses							(4.5)
Total income from operations							56.3
As of and for the year ended December 31, 2005
Income from operations	(0.9)	7.7	3.1	30.2	11.4	(1.3)	50.2
Elimination of intersegment income	(13.3)	1.0	3.2	12.6	(4.0)	0.5	0

	(14.2)	8.7	6.3	42.8	7.4	(0.8)	50.2

Unallocated corporate expenses							(5.1)
Total income from operations							45.1

(1)	Beginning in 2006, we no longer combine cellular and paging services in one business segment, and we include revenues from paging services in other. For this reason, revenues from cellular and other for 2005 have been reclassified on a comparable basis.
(2)	Other includes revenues from our other services, which include (i) sales of cellular phones, (ii) satellite services, (iii) telephone directories, (iv) corporate solution services and billing handling services, (v) paging services and (vi) the leasing of real estate owned by us to third parties.

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

Other Income, Net

Our other income, net increased by 22.2% from NT$0.9 billion in 2005 to NT$1.1 billion (US$32 million) in 2006. This increase was primarily due to (i) a NT$0.7 billion impairment loss on our long-term investment in the Taipei 101 building we recorded in 2005, (ii) a NT$0.4 billion increase in interest income, and (iii) a total NT$0.9 billion decrease in rental income, foreign exchange gains and others included in other income combined.

Income Tax

Our income tax was NT$12.7 billion in 2005, compared to NT$15.3 billion (US$469 million) in 2006. Our effective tax rate was 27.7% in 2005 and 26.6% in 2006.

Net Income

As a result of the foregoing, our net income increased by 26.3% from NT$33.3 billion in 2005 to NT$42.1 billion (US$1.3 billion) in 2006. Our net margin was 18.0% in 2005 and 22.6% in 2006.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2005	2006	2007
	(in billions)
	NT$	NT$	NT$	US$
Net cash provided by operating activities	86.2	100.1	87.2	2.7
Net cash used in investing activities	(28.0)	(19.1)	(39.4)	(1.2)
Net cash used in financing activities	(45.6)	(52.2)	(42.8)	(1.3)
Cash balance from subsidiaries upon consolidation and deconsolidation	—	—	0.5	—
Net increase in cash and cash equivalents	12.6	28.8	5.5	0.2
Cash and cash equivalents at end of period	41.9	70.7	76.2	2.4

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient for our present requirements.

In 2007, our net cash provided by operating activities totaled NT$87.2 billion (US$2.7 billion), compared with NT$100.1 billion in 2006. This decrease was primarily due to a decrease of NT$12.5 billion in income tax payable. In 2006, our net cash provided by operating activities totaled NT$100.1 billion, compared with NT$86.2 billion in 2005. This increase was due to an increase of NT$15.5 billion in income tax payable and an increase of NT$8.8 billion in net income offset by a decrease of NT$12.3 billion in share-based compensation.

Historically, net cash provided by operating activities has been sufficient to cover our capital expenditures, including the ongoing expansion and modernization of our networks. Our net cash used in investing activities increased from NT$19.1 billion in 2006 to NT$39.4 billion (US$1.2 billion) in 2007, principally as a result of an increase of NT$18.5 billion in acquisitions of available-for-sale securities consisting mostly of investments in open-ended mutual funds. Our net cash used in investing activities decreased from NT$28.0 billion in 2005 to NT$19.1 billion in 2006, principally as a result of proceeds from disposal of available-for-sale securities of NT$12.0 billion in 2006 offset in part by NT$4.8 billion increase in acquisition of property, plant and equipment.

In 2007, our net cash used in financing activities totaled NT$42.8 billion (US$1.3 billion), which mainly reflected NT$34.6 billion of payment of dividends and NT$7.2 billion of purchase of treasury stock during that period. In 2006, our net cash used in financing activities totaled NT$52.2 billion, which reflected NT$40.7 billion of payment of dividends and NT$11.4 billion of purchase of treasury stock during that period. In 2005, our net cash used in financing activities totaled NT$45.6 billion, which reflected NT$45.3 billion of payment of dividends during that period.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations.

In future years, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our networks combined with anticipated outlays for the introduction of new services, including our 3G cellular services. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—

A. Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2007, our primary source of liquidity was NT$76.2 billion (US$2.4 billion) of cash and cash equivalents. Chunghwa Telecom, on a non-consolidated basis, had a portfolio of interest-free debt of approximately NT$0.5 billion and NT$0.3 billion as of December 31, 2005 and 2006, respectively. All of Chunghwa Telecom’s outstanding debt, on a non-consolidated basis, was paid off in March 2007.

On November 18, 2005, our subsidiary Chief Telecom Inc. obtained a secured loan in the amount of NT$23 million from Chinatrust Commercial Bank at an annual interest rate of 3.05%, with interest and principle payable monthly. This secured loan was repaid in full on November 18, 2007. As of December 31, 2007, Chief Telecom also has short-term loans in the amount of NT$36 million at an interest rate of 2.85%.

Our subsidiary, Senao, obtained unsecured loan of NT$20 million from Industrial Bank of Taiwan. Interest and principal are payable semiannually and the loan is due on May 4, 2008.

As a part of the government’s effort to upgrade the existing telecommunication infrastructure, we and other public utility companies were required by the R.O.C. government to contribute a total of NT$4,500 million to funds called the Fixed Line Fund and the Piping Fund (collectively referred to as the “Funds”). Under the Fixed Line Fund, we contributed NT$1,000 million to the fund, administered by the R.O.C. Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, we contributed NT$1.0 billion to the fund, administered by the Taipei City Government, on August 15, 1996. We accounted for both contributions as other assets on our balance sheets.

Through the use of the Funds, the governmental agencies will construct new underground fixed lines and conduits and perform ongoing maintenance operations. Currently, a portion of the fixed lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

In August 2007, the R.O.C. government decided to dissolve the Fixed Line Fund and refund money to the contributors within one year. Therefore, we reclassified the Fixed Line Fund from other assets to other current assets and received the full amount of our original contribution of NT$1.0 billion million on January 11, 2008.

We have a revolving credit facility with a term of one year. As of December 31, 2007, we had not made any drawdowns under this facility. We are not subject to any covenants for borrowings under this facility. In the past, we had from time to time issued commercial paper to fund our working capital needs. In 2007, we did not issue any commercial paper. We may issue commercial paper in the future for our short-term cash requirements.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Capital Expenditures

The following table sets forth a summary of our capital expenditures for the periods indicated.

	For the year ended December 31,
	2005		2006		2007
	(NT$ in millions, except percentages)
Capital Expenditures
Wireline equipment(1)	17,857	77.9%	17,898	64.7%	19,191	76.6%
Cellular equipment	4,449	19.4	9,405	34.0	5,340	21.3
Others	624	2.7	377	1.3	537	2.1

Total capital expenditures	22,930	100.0%	27,680	100.0%	25,068	100.0%

(1)	Wireline equipment used to provide fixed line services and Internet and data services. Some wireline equipment is jointly used by fixed line and data and Internet services.

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2008.

	For the year ending December 31, 2008
	(in millions of NT$, except percentages)
Capital Expenditures
Wireline equipment	23,148	71.0%
Cellular equipment	6,101	18.7
Others	3,345	10.3

Total capital expenditures	32,594	100.0%

We expect our total capital expenditures to be approximately NT$32.6 billion in 2008. In future periods, we expect our total capital expenditures to rise due to the launch of new businesses, Internet protocol next generation network migration and 3G cellular network expansion. We expect to finance these capital expenditures with our cash flows from operations.

Inflation/Deflation

We do not believe that deflation or inflation in Taiwan has had a material impact on our results of operations.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007, the beginning our 2008 fiscal year. We are assessing the impact the adoption of SFAS No. 157 will have on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this standard, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. There is no impact to us as a result of the adoption of this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination,” which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141 did not define the acquirer, although it included guidance on identifying the acquirer. SFAS No. 141(R)’s scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS No. 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS No. 141(R) requires us to measure the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, the beginning of our 2009 fiscal year. Earlier adoption is prohibited. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, the beginning of our 2009 fiscal year.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51,” which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The effective date of SFAS No. 160 is the same as that of the related SFAS No. 141(R). Earlier adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. We are currently evaluating the impact of such new pronouncement in our consolidated financial statements but believe that it will not generate a material impact on our consolidated results of operations or financial position.

C. Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2005, 2006 and 2007, our research and development expenses, excluding depreciation and amortization, were approximately NT$3.1 billion, NT$2.8 billion and NT$2.6 billion (US$0.1 billion), respectively, or 1.7%, 1.5% and 1.3% of our revenues, respectively.

As of March 31, 2008, we have more than 1,100 researchers focusing on the following areas:

•	wireless communication;

•	broadband transmission and access;

•	Internet and multimedia applications;

•	network operation support;

•	customer service information;

•	advanced technologies research; and

•	customer premises equipment.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our ADSL deployment, Internet-based call center, e-commerce platform, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of March 31, 2008, we have been granted 295 domestic patents and 39 foreign patents.

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

E. Off-Balance Sheet Arrangements

We entered into forward exchange contracts and index future contracts and currency options to reduce our exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and in stock prices for the years ended December 31, 2006 and 2007. Net losses arising from derivative financial instruments for the year ended December 31, 2006 and 2007 were NT$52 million (including realized settlement losses of NT$32 million and valuation losses of NT$20 million) and NT$856 million (including realized settlement losses of NT$271 million and valuation losses of NT$585 million), respectively.

Specifically, in September 2007, we entered into a ten-year foreign currency derivative contract with Goldman Sachs Group Inc., or Goldman, in order to hedge foreign currency fluctuation risks caused by capital expenditure payments and international call settlement fees which are primary denominated in U.S. dollars. In accordance with the terms of the contract, we deposited US$3.0 million with Goldman, which is included in other current assets. Under the terms of the contract, if the spot exchange rate of NT dollars against U.S. dollars is less than NT$31.50 per US$1.00 at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, we are required to make a cash payment to Goldman. The amount of payment is determined by the difference between the applicable exchange rates and using a base amount of US$4.0 million. Conversely, if the spot exchange rate of NT dollars against U.S. dollars is above NT$31.50 per US$1.00 using the same valuation methodology, Goldman would have a payment obligation in an amount determined using a base amount of U$2.0 million. Further, if the spot exchange rate is at or above NT$32.70 per US$1.00 after December 12, 2007 at any time, the contract will be terminated at that time. The amount of unrealized valuation loss arising from this contract for the year ended December 31, 2007 was NT$580 million (included in “realized and unrealized loss on derivative financial instruments”). See Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2007.

	Total	2008	2009	2010	2011	After 2011
Contractual Obligations(1)
Long-term debt	—	—	—	—	—	—
Operating leases	3.8	1.4	1.1	0.7	0.4	0.2
Total	3.8	1.4	1.1	0.7	0.4	0.2

(1)	Accrued pension liabilities of NT$3.9 billion, as of December 31, 2007, have not been included in the table above.

As of December 31, 2007, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$1.2 billion, and acquisition of telecommunications equipment of NT$12.4 billion. We do not have any capital lease obligations or other long-term liabilities.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors, supervisors and executive officers and such person’s position as of March 31, 2008. There is no family relationship among any of these persons. All of our directors and supervisors were elected at our annual general shareholders’ meeting held on June 15, 2007 and have terms from June 15, 2007 to June 14, 2010.

Name	Age	Position	Tenure with us
Tan Ho Chen(1)	58	Chairman and Chief Executive Officer	5 years
Shyue-Ching Lu(1)	59	Director and President	30 years
Oliver F.L. Yu(1)	62	Director	6 years
Yu-Huei Jea(1)	65	Director	10 years
Jeng-Tsuen Liaw(1)	65	Director	4 years
Chao-I Hsieh(1)	60	Director	1.5 years
Yu Cheng(1)	55	Director	1 year
Chiu-Kuei Huang(1)	54	Director	5 years
Lo-Ming Chung(1)	57	Director	5 years
An Jye Huang(1)	53	Director	1 year
Jing-Twen Chen(2)	54	Director	7 years
Zse-Hong Tsai(2)	47	Director	6 years
Shu Yeh(2)	50	Director	1 year
Hsu-Chung Simon Chang(1)	49	Director	31 years
Judy Fu-meei Ju	51	Supervisor	6 years
Yu-Hsien Lin(1)	51	Supervisor	5 years
Yeong-Chwan Hwang	53	Supervisor	9 years
Yung An Yen	63	Supervisor	1 year
Joseph C.P. Shieh	48	Chief Financial Officer and Senior Vice President	1.2 years
Shaio-Tung Chang	61	Senior Vice President	39 years
John C.C. Hsueh	62	Senior Vice President	36 years
Jung-Ho Lee	64	Senior Vice President	37 years
Tsung-Yen Chang	59	Senior Vice President	34 years
Minsky Luo	57	Senior Vice President	3 months
Tzu-Han Huang	58	Executive Vice President	32 years
Chi-Mau Sheih	54	Executive Vice President	31 years
Jen-Hon Lin	62	Executive Vice President	39 years
Shyang-Yih Chen	56	Executive Vice President	32 years
Yen-Sung Lee	59	Executive Vice President	34 years
Tai-Feng Leng	59	Executive Vice President	37 years

(1)	Appointed by the Ministry of Transportation and Communications
(2)	Independent director.

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

Chao-I Hsieh is a director of our company. Mr. Hsieh is also a Senior Counselor of the Ministry of Transportation and Communications. He holds Ph.D. & M.A. degrees from the University of Pennsylvania and he majored in city planning and real estate management.

Yu Cheng is a director of our company. Mr. Cheng is currently the Chairman of Radio Taiwan International. Mr. Cheng was the Vice Chairman of the Fair Trade Commission of Executive Yuan from 2001 to 2002, and the President of Taiwan Television Enterprise, Corp. from 2002 to 2006. Mr. Cheng holds a Masters of Business Administration degree from National Cheng Chi University and Bachelor’s degree in economics from National Taiwan University in Taiwan.

Chiu-Kuei Huang is a director of our company. Ms. Huang is also currently the Director of the Labor Condition Department. She graduated from the Institute of Labor Science, Chinese Culture University, with a Master’s degree in labor science.

Lo-Ming Chung is a director of our company. Mr. Chung is also currently the Executive Vice President of China Steel Corporation. He holds a Master of Business Administration degree from Arizona State University.

An Jye Huang is a director of our company. Mr. Huang is also currently the CEO of Accton Technology Corporation. Mr. Huang holds a Master of computer science from Stevens Institute of Technology in New Jersey.

Jing-Twen Chen is a director of our company. Dr. Chen is also a Professor at the Department of Finance of the National Central University in Taiwan. Dr. Chen holds a Ph.D. degree in finance from the National Taiwan University of Science and Technology.

Zse-Hong Tsai is a director of our company. Dr. Tsai is also currently a Professor of Electrical Engineering at the National Taiwan University. His research interest includes broadband networking, performance evaluation and telecommunication regulations. Dr. Tsai holds a Ph.D. degree and a Master of Science degree in electrical engineering from the University of California, Los Angeles, and a Bachelor of Science degree in electrical engineering from the National Taiwan University.

Shu Yeh is a director of our company. Dr. Yeh is also currently a Professor of Accounting at National Taiwan University. His research interests include accounting, capital markets and telecommunication regulation. Dr. Yeh holds a Ph.D. degree in accounting from the University of California, Los Angeles, a Master’s degree in professional accounting from the University of Texas at Austin, and a Bachelor’s degree in economics from the National Taiwan University.

Hsu-Chung Simon Chang is a director of our company. Mr. Chang is also President of Chunghwa Telecom Workers Union. He holds a Master’s degree in public affairs management from National Sun Yat-Sen University, R.O.C. and a Bachelor’s degree in Foreign Languages & Literature from National Cheng Kung University. Mr. Chang is currently a student in the Ph.D. program at the Institute of Public Affair Management of National Sun Yat-Sen University.

Judy Fu-Meei Ju is a supervisor of our company. Ms. Ju also serves as Advisor to the Premier and concurrently of the Executive Yuan and as a public prosecutor in the Taiwan Superior Court Prosecutor’s Officer. Ms. Ju holds a Ph.D. degree in law from the National Taiwan University.

Yu-Hsien Lin is a supervisor of our company. Mr. Lin is currently the Comptroller at the Department of Accounting of the Ministry of Transportation and Communications. Mr. Lin was previously the Director of General Affairs of the Directorate General of Budget, Accounting & Statistics at the Executive Yuan. Mr. Lin holds a Master’s degree in Statistics from the National Central University in Taiwan.

Yeong-Chwan Hwang is a supervisor of our company. Mr. Hwang is also currently the Comptroller Department of Accounting Ministry of Finance. Mr. Hwang holds a Master’s degree from Soochow University and a Bachelor’s degree in accounting from the Fu Jen Catholic University, both in Taiwan.

Yung An Yen is a supervisor of our company. Mr. Yen is also Vice President of Taiwan Post Co., Ltd. He has worked for Taiwan Post over 35 years; his former positions are the Director of Department of Savings and Remittances, the Director of Department of Capital Operations. Mr. Yen holds a Master’s degree in law from the National Cheng Chi University in Taiwan.

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

Jung-Ho Lee is a Senior Vice President of our company. Mr. Lee served as an Executive Vice President of our company and a manager President of the Southern Taiwan Business Group from January 2006 to March 2007, as Assistant Vice President of the our company and deputy manager of our Southern Taiwan Business Group from September 2004 to January 2006 and as the President of the Telecommunication Training Institute from March 2007 to January 2008. He has a total working experience of 37 years in our company. Mr. Lee holds a Master’s degree in law from the National Taiwan University in Taiwan.

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

Minsky Luo is a Senior Vice President of our company. He is also a Director of the Board of Global Mobile Corp. Prior to joining Chunghwa. Mr. Luo was Director and Vice President of ICT at R.R. Donnelly Financial and of Lifetime (a Disney / Hearst company) in New York City respectively, after 10 years of experience at AT&T Bell Laboratories, Murray Hill, New Jersey. He also served as Executive Consultant for Institute for Information Industry briefly and worked in Qatar, Saudi Arabia, and other GCC countries in the Middle East. Mr. Luo holds a Ph.D. degree in applied mathematics and a Master’s degree in computer science.

Tzu-Han Huang is an Executive Vice President of our company and a manager the President of our Northern Taiwan Business Group. He served as Assistant Vice President of our company and deputy manager of our Northern Taiwan Business Group from February 2006 to January 2008 and as Senior Managing Director of the Marketing Department from July 2004 to February 2006. He holds a Ph.D. degree in Applied Mathematics from the National Chung-Hsing University.

Chi-Mau Sheih is an Executive Vice President of our company and a manager of our Southern Taiwan Business Group. Mr. Sheih is also a manager of our Central Taiwan Business Group. He served as a president of the Department of Network from September 2001 to January 2004. He also served as Assistant Vice President of our company and deputy manager of our Central Taiwan Business Group from January 2004 to September 2006. Mr. Sheih holds a Master of Business Administration degree from the National Taiwan University.

Jen-Hon Lin is an Executive Vice President and general manager of our Mobile Business Group of our company. Mr. Lin is also a director of the RPTI International Co., Ltd. Mr. Lin served as Assistant Vice President and deputy manager of our Mobile Business Group from July 1996 to January 2006. He also served as Executive Vice President of our company and manager of our International Business Group from January 2006 to March 2007. Mr. Lin graduated from New York Institute of Technology with Master’s degree in electrical engineering.

Shyang-Yih Chen is an Executive Vice President and Manager of our Data Communications Business Group. Mr. Chen is also a director of Chunghwa Investment Co., Ltd. Mr. Chen was the President of our Value-added Service Department of our Data Communications Business Group from May 1997 to January 2005 and was an Assistant Vice President of our company and Deputy Manager of our Data Communications Business Group from January 2005 to September 2006. Mr. Chen holds a Master’s degree in electronic engineering from National Taiwan University.

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

Tai-Feng Leng is an Executive Vice President of our company and a manager of our International Business Group. Miss Leng served as Vice President of our International Business Group from July 2004 to December 2007 and as Senior Managing Director of the Marketing Department from October 2001 to July 2004. Miss Leng holds a Master’s degree in management science from the National Chiao Tung University in Taiwan.

B. Compensation

The compensation plan for our directors and supervisors, approved at our annual general shareholders’ meeting in 2006, stipulates that:

•

the chairman of our board of directors may receive a fixed monthly income of NT$330,000 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The chairman will not receive any additional compensation for his role as a director;

•

independent directors who concurrently serve in military, public office or hold teaching or administrative post may receive a fixed monthly compensation of NT$8,000, and those who do not concurrently serve in military or public office or hold teaching or administrative post may receive a monthly compensation of NT$50,000;

•

directors and supervisors who serve in military, public office or hold teaching or administrative post may receive a monthly compensation of NT$8,000, and those directors and supervisors who do not serve in military and public office or hold teaching or administrative post may receive a monthly compensation of NT$30,000;

Furthermore, the monthly compensation for our president, approved by our board of directors meeting in 2006, is NT$300,000, and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. If the president also serves as a director of the board, he will not receive any additional compensation for his role as a director.

The compensation plan was put into practice on January 1, 2006. The aggregate amount of compensation that we paid to our directors, supervisors and executive officers in 2006 and 2007 was NT$91,281,404 and NT$135,506,801 respectively. The aggregate amount of compensation in 2007 includes a NT$93,123,075 salary payment for directors, supervisors and executive officers, a NT$35,903,408 bonus for directors and supervisors and a NT$6,480,318 bonus for executive officers and a labor union director. The 2007 bonus for our directors and supervisors may not exceed 0.2% of our distributable earnings and must be approved at our 2008 annual general shareholders’ meeting.

Pursuant to new R.O.C. disclosure rules, we have disclosed the compensation ranges of our directors, supervisors and senior management as follows.

Directors
	Director Compensation	Total Compensation
Below NT$2,000,000	Tan Ho Chen, Shyue-Ching Lu, Oliver F.L. Yu, Jeng-Tsuen Liao, Chao-I Hsieh, Yu Cheng, An Jye Huang, Hsu-Chung Simon Chang, Shu Yeh	Oliver F.L. Yu, Jeng-Tsuen Liao, Chao-I Hsieh, Yu Cheng, An Jye Huang, Shu Yeh

NT$2,000,000 to NT$4,999,999	Yu-Huei Jea, Chiu-Kuei Huang, Lo-Ming Chung, Neng-Pai Lin, Chien-Cheng Lin, Zse-Hong Tsai, Jing-Twen Chen, Joyce H.Y. Jen	Hsu-Chung Simon Chang, Yu- Huei Jea, Chiu-Kuei Huang, Lo- Ming Chung, Neng-Pai Lin, Chien-Cheng Lin, Zse-Hong Tsai, Jing-Twen Chen, Joyce H.Y. Jen

NT$5,000,000 to NT$9,999,999		Shyue-Ching Lu

NT$10,000,000 to NT$14,999,999		Tan Ho Chen

Total	17 people	17 people

Supervisors
Total Compensation
Below NT$2,000,000	Yung An Yen

NT$2,000,000 to NT$4,999,999	Judy Fu-meei Ju, Yu-Hsien Lin, Yeong-Chwan Hwang, Ming-Daw Chang

Total	5 people

Senior Management
Total Compensation
Below NT$2,000,000	Minsky Luo

NT$2,000,000 to NT$4,999,999	John C.C. Hsueh, Tsimg-Yen Chang, Joseph C.P. Shieh, Chun-Ming Hsieh, Cheng-Lang Huang, Tai-Feng Leng, Shyang-Yih Chen

NT$5,000,000 to NT$9,999,999	Shyue-Ching Lu, Feng-Hsiung Chang, Hank Han-Chao Wang, Shaio-Tung Chang, Chi-Mau Sheih, Yen-Sung Lee, Jen-Hon Lin

Total	15 people

We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

Among our 14 directors, 13 were elected in June 2007 for three-year terms, which may be renewed for any number of consecutive terms, and one was appointed by the Ministry of Transportation and Communication, serving the current term from April 2006 to April 2009. Pursuant to the Republic of China Company Law, however, the directors may be removed from office at any time by a resolution adopted at a shareholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Our articles of incorporation provide for a 7-to-15-member board of directors. Pursuant to the Republic of China Securities and Exchange Act, as amended in January 2006, the Financial Supervisory Commission on March 28, 2006 published a rule requiring listed non-financial-institution companies with paid-in capital exceeding NT$50 billion to appoint independent directors to serve on their board of directors in accordance with the Act. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. The number of independent directors shall be not less than one-fifth of the total number of directors and not less than two in number. Pursuant to both the Republic of China Company Law and the Republic of China Securities and Exchange Act, Article 12 Clause 1 of our article of incorporation provides for the election of, starting from the fifth shareholder’s meeting, at least three independent directors out of the 7-to-15-member board. We will use a nominating process, with the shareholders choosing the independent directors from the list of nominees. Accordingly, during the shareholders’ meeting in 2007, we have elected three independent directors. With respect to certain material decisions to be made by our company as specified in the Republic of China Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors and supervisors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the Republic of China Financial Supervisory Commission, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting. After our privatization on August 12, 2005, the number of labor union representatives on our board was reduced from three to one. As a result, our board currently is composed of 14 directors.

In accordance with our articles of incorporation, we are required to have three to five supervisors. We currently have four supervisors, with three supervisors elected during the shareholders’ meeting in 2007 and one appointed by the Ministry of Transportation and Communication. In accordance with the Republic of China Company Law, our supervisors are elected by our shareholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years and their term may be renewed for any number of consecutive terms. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements prepared by the board of directors prior to the annual general shareholders’ meeting, calling of and giving reports at shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our articles of incorporation or the resolutions adopted by our shareholders. The supervisors may be also removed from office at any time by a resolution adopted at a shareholders’ meeting.

In the event preferred shares are outstanding, the holder of these preferred shares is entitled to appoint one director and one supervisor. The appointed director and supervisor are serving the current term from April 2006 to April 2009. Under the Telecommunications Act of the Republic of China, the preferred shares may only be issued to the Ministry of Transportation and Communications. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Preferred Shares.”

Under the Republic of China Company Law, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Except for our three independent directors, all of our directors are representatives of the Ministry of Transportation and Communications. And our supervisors are representatives of Ministry of Transportation and Communications, Executive Yuan’s National Development Foundation and Taiwan Post Co. Ltd. However, in accordance with the Republic of China Securities and Exchange Act, as amended, except with the approval of the Competent Authority (i.e. The Financial Supervisory Commission), a representative of the government or of a juristic person, as a shareholder of our company, may not be concurrently selected or serve as the director or supervisor from the time of expiration of the term currently being served by our directors or supervisors.

The business address of our directors, supervisors and executive officers is the same as our registered address.

Our audit committee was established in September 2004 and is comprised of our three independent directors: Shu Yeh, Jing-Twen Chen and Zse-Hong Tsai. Our audit committee is responsible for overseeing: (i) the review of and discussion with management regarding our consolidated financial statements and other financial reports and disclosure; (ii) the appointment of our principal accounting firm and approval of non-audit services provided by the principal accounting firm; (iii) the review and assessment of our internal control policy, procedures and functions; (iv) assisting management and our principal accounting firm to resolve any difficulties encountered in the course of audit work; (v) our compliance with legal and regulatory requirements impacting our financial reporting; (vi) the review and approval of procedures relating to major financial actions and related party transactions; and (vii) the assessment and management of our existing and potential risk exposure. Our board of directors has concluded that Jing-Twen Chen is our audit committee financial expert.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee is composed of five directors and is responsible for reviewing and advising on the budgets, capital requirements, financial forecasts, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting. The board of directors passed a resolution on February 5, 2007 disbanding the drafting committee because our management has set up a proposal submission process for each department. The board of directors passed a resolution on November 8, 2005 to set up a compensation committee, which is composed of five directors. The compensation committee will draft compensation proposals for the chairman, vice chairman, directors, supervisors, chief executive officer and general manager. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors.”

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

D. Employees

The following section sets forth information regarding the employees of Chunghwa Telecom on a non-consolidated basis.

All of our employees are located in Taiwan and all are employed on a full-time basis. As of December 31, 2007, approximately 70% of our employees had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2007, which resulted in a reduction in our workforce of approximately 10,843 employees.

	2005	2006	2007
Employees
Technical	14,710	15,086	13,926
Operations	10,920	9,245	8,771
Administrative	1,779	1,542	1,441

Total	27,409	25,873	24,138

As of December 31, 2007, approximately 99% of our employees were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. In addition, we will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Commencing in 2005, in which our privatization was completed, prior to distributing any dividends to our shareholders, we were required to first distribute (i) not less than 1% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Pursuant to our articles of incorporation, as last amended at our 2006 annual general shareholders’ meeting, prior to distributing any dividends to our shareholder, we must now distribute (i) between 2% and 5% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.”

Employee Stock Subscription Program

Under the Statute Governing Privatization of State-Owned Enterprises, a certain portion of our shares were required to be reserved for purchase by our employees at favorable terms, in accordance with regulations issued by the Ministry of Transportation and Communications and approved by the Executive Yuan in the process of privatization.

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

At the time we were privatized, the Ministry of Transportation and Communications implemented another stock subscription program, allocating up to 476,858,252 common shares, or 4.9% of our then outstanding common shares, for a one-time subscription by our employees. Under this program, a majority of our employees were eligible to receive a discount of 10%, 20% or 50% from the offering price of the shares if they agree not to transfer or pledge these shares for two, three or four years, respectively.

As of the date of this annual report, 762,886,886 of our common shares, representing 7.89% of our outstanding common shares, were sold under the two programs mentioned above.

In addition, the Ministry of Transportation and Communications has sold 63,955,680 of our common shares to our employees at par value, representing 0.68% of our outstanding shares.

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, whenever we issue new shares for cash, we must reserve up to 10% of the new shares for subscription by our employees.

E. Share Ownership

As of December 31, 2007, our directors, supervisors and executive officers personally held an aggregate 2,001,742 of our common shares, representing less than 0.02% of our outstanding common shares. As of the same date, we do not have any outstanding or unexercised options. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2008 by each of our directors and senior management.

Name	Number	%
Tan Ho Chen	*	*
Shyue-Ching Lu	*	*
Chiu-Kuei Huang	*	*
Hsu-Chung Simon Chang	*	*
Shaio-Tung Chang	*	*
John C.C. Hsueh	*	*
Jung-Ho Lee	*	*
Tsung-Yen Chang	*	*
Tzu-Han Huang	*	*
Chi-Mau Sheih	*	*
Jen-Hon Lin	*	*
Shyang-Yih Chen	*	*
Yen-Sung Lee	*	*
Tai-Feng Leng	*	*

*	Shareholder beneficially own less than 1.0% of our outstanding common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 1, 2008, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the shareholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

	As of April 20, 2005		As of April 1, 2006		As of April 1, 2007		As of April 1, 2008
Name	Number	%	Number	%	Number	%	Number	%
The Republic of China government(1)	6,298,539,234	65.29	4,034,057,591	41.37	3,473,946,787	35.93	3,467,653,626	36.28
The Ministry of Transportation and Communications	6,256,292,234	64.85	3,991,572,591	41.37	3,423,082,447	35.41	3,407,782,982	35.65

(1)	Includes shares held through the Ministry of Transportation and Communications and other government-controlled entities

The Ministry of Transportation and Communications owned 4,001,984,546, or 41.48%, 3,430,403,286, or 35.48% and 3,407,782,982, or 35.25% of our outstanding common shares as of December 31, 2005, 2006 and 2007, respectively. Under our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the government’s ownership of our outstanding common shares falls below 50%, and the Ministry of Transportation and Communications exercised such right on April 4, 2006. Under our articles of incorporation, the holder of preferred shares is entitled to certain rights, including the right to veto any change in our name or our business and any transfer of the whole or the main part of our business or property.

As of April 16, 2008, 39 record holders held 203,945,959 ADSs (each representing 10 ordinary shares), which represents approximately 21.3% of our total outstanding ordinary shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

We own 40% of Taiwan International Standard Electronics, 49% of Chunghwa Investment Co., Ltd., 32% of ELTA Technology Co., Ltd. and 30% of Skysoft Co., Ltd. We purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics for approximately NT$0.5 billion in 2005, NT$0.9 billion in 2006 and NT$0.9 billion (US$28 million) in 2007. We acquired from Chunghwa System Integration network equipment and related supplies for approximately NT$0.3 billion in 2005, NT$0.3 billion in 2006 and NT$0.6 billion (US$18 million) in 2007. We believe that these transactions with Taiwan International Standard Electronics and Chunghwa System Integration have been conducted on arm’s length terms.

In 2005, our subsidiary, Chief Telecom Inc., agreed to provide compensation to one its board members, Tai Zhong He, for providing assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. The total compensation payable to Tai Zhong He for this pledge was NT$20 million. The amount was based on the number of days that the pledged assets were used by Chief Telecom Inc. as collateral and was calculated at an interest rate below 5%.

On January 15, 2007, we purchased a 31.3% stake, or 70,373,000 shares, of Senao, a distributor of cellular phones in Taiwan. On April 1, 2007, we entered into an agreement with Senao making Senao the exclusive distributor of cellular phones to our retail outlets. Under the terms of the agreement, Senao also provides cellular phone sales services in our retail outlets and exclusively sells our SIM cards in Senao’s own retail stores. Senao became a consolidated subsidiary on April 12, 2007 upon our obtaining majority board representation.

On December 20, 2007 we acquired 100% equity ownership of Chunghwa System Integration Co., Ltd. and Chunghwa Telecom Global, Inc. from Chunghwa Investment Co., Ltd., for a total purchase price of NT$909 million cash, and of Donghwa Telecom Co., Ltd. from Chunghwa Investment Holding Co., for a total purchase price of NT$11 million cash. Chunghwa System Integration, Chunghwa Telecom Global and Donghwa Telecom became consolidated subsidiaries of ours on such date.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for a list of all consolidated financial statements filed as part of this annual report on Form 20–F.

Except as described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings,” we are not currently involved in material litigation or other proceedings that may have or have had in the recent past, significant effects on our financial position or profitability.

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the fiscal years ended June 30, 1998 and 1999, for the 18 months ended December 31, 2000, and the years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006 and 2007. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate, to the Republic of China government and, in the case of our dividend distribution for the 18 months ended December 31, 2000, the years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, also to our public shareholders.

	Dividends per common share(1)		Total dividends(1)
	(NT$ in billions)
Fiscal year ended June 30, 1998	4.99		48.1
Fiscal year ended June 30, 1999	4.76		45.9
18 months ended December 31, 2000	5.80		56.0
Year ended December 31, 2001	3.50		33.8
Year ended December 31, 2002	4.00		38.6
Year ended December 31, 2003	4.50		43.4
Year ended December 31, 2004	4.70		45.3
Year ended December 31, 2005	4.50	(2)	42.6	(2)
Year ended December 31, 2006	4.58	(3)	44.3	(3)
Year ended December 31, 2007	—	(4)	—	(4)

(1)	Cash dividend unless otherwise indicated.
(2)	Includes stock dividends of NT$0.20 per common share (equivalent to 20 shares for every 1,000 shares held) representing total stock dividends of NT$1.9 billion.
(3)	Includes stock dividends of NT$1.00 per common share (equivalent to 100 shares for every 1,000 shares held) representing total stock dividends of NT$9.7 billion.
(4)	Dividends for 2007 are expected to be declared at our annual general shareholders’ meeting scheduled for June 2008.

We have historically distributed cash dividends to our shareholders equal to approximately 90% of our annual net income. We intend to maintain this dividend payout ratio in the future, subject to a number of commercial factors, including the interests of our shareholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. Prior to our privatization, the amount of our net income was determined for these purposes in accordance with Chunghwa Telecom Internal Accounting Principles, which took into account R.O.C. GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises. Our net income after our privatization is determined in accordance with R.O.C. GAAP and relevant laws and regulations, but not subject to the government guidelines applicable to state-owned enterprises. The amount of our net income determined for purposes of calculating our annual dividend payout may differ from the amount of our net income determined in accordance with U.S. GAAP.

B. Significant Changes

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 22, 2008 was NT$78.4 per share.

A capital reduction plan approved at the general shareholder’s meeting on June 15, 2007 was executed in 2007. The last trading date for our old shares was December 20, 2007. Trading of our shares was suspended in the Taiwan Stock Exchange from December 21, 2007 to January 8, 2008. Trading of our new shares commenced on January 9, 2008. The amount of the capital reduction was NT$9,667,845,090, corresponding to 966,784,509 common shares of 10,634,629,602 total listed common shares—a reduction ratio of 9.09090908835%. Every thousand shares were converted to 909.09090991165 shares. For the fractional common shares resulting from the capital reduction, we paid the shareholder cash based on the closing price on December 21, 2007, which was NT$59.9, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the Taiwan Stock Exchange Corporation.

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
2003	39.74	33.79	5,781
2004	51.06	37.16	9,049
2005	52.65	47.07	9,532
2006	57.37	47.53	9,383
First Quarter	52.88	47.53	11,193
Second Quarter	53.48	50.46	7,982
Third Quarter	52.62	49.51	7,488
Fourth Quarter	57.37	51.79	8,930
2007	70.84	56.10	11,431
First Quarter	60.78	56.42	8,998
Second Quarter	61.73	58.22	8,386
Third Quarter	68.42	56.10	14,970
Fourth Quarter	70.84	64.35	13,317
October	69.30	66.00	13,494
November	70.84	64.35	14,406
December	70.18	65.89	11,326
2008
First Quarter	79.90	67.90	40,762
January	71.80	67.90	31,482
February	78.00	67.90	36,158
March	79.90	74.00	51,782
Second Quarter (through April 22)	79.50	75.60	23,904
April (through April 22)	79.50	75.60	23,904

(1)	The historical prices and volumes of our common shares traded on the Taiwan Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q304. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 22, 2008 was US$25.62 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2003 (from July 23)	12.50	10.52	694
2004	17.65	11.74	333
First Quarter	14.04	11.74	440
Second Quarter	14.23	12.46	419
Third Quarter	14.84	13.15	211
Fourth Quarter	17.65	14.91	266
2005	18.55	14.85	961
First Quarter	18.52	16.99	408
Second Quarter	18.04	16.38	313
Third Quarter	18.55	16.12	1,791
Fourth Quarter	16.37	14.85	1,312
2006	20.06	15.71	1,226
First Quarter	17.70	15.79	1,160
Second Quarter	20.06	16.06	985
Third Quarter	16.73	15.71	1,388
Fourth Quarter	19.16	16.61	1,371
2007	21.97	16.75	1,108
First Quarter	19.99	18.06	882
Second Quarter	19.51	17.58	1,143
Third Quarter	20.91	16.75	1,306
Fourth Quarter	21.97	19.11	1,093
October	21.25	19.92	1,236
November	21.97	19.11	1,284
December	21.97	19.30	727
2008
First Quarter	26.64	19.03	2,516
January	21.99	19.03	1,971
February	25.08	20.08	2,462
March	26.04	23.67	3,142
Second Quarter (through April 22)	26.12	25.02	1,603
April (through April 22)	26.12	25.02	1,603

(1)	The historical prices and volumes of our ADSs traded on the New York Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 22, 2008, a total of 200,328,614 ADSs and 9,557,776,912 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China. As of April 18, 2008, 2,006,786,140 shares were registered in the name of a nominee of JP Morgan Chase Bank, the depositary under the deposit agreement.

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

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our articles of incorporation, includes (i) Telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the Republic of China, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) design, engineering and operation of information software and hardware service businesses, (v) technique and performance arts training, (vi) tourism and hotel business and (vii) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

General

Under our articles of incorporation as last amended on May 30, 2006, our authorized capital was increased to NT$120,000,000,020, divided into 12,000,000,000 common shares and two preferred shares, with par value of NT$10 per share. Our paid-in capital is NT$95,577,769,140 divided into 9,557,776,912 common shares and two non-transferable preferred shares. Since the preferred shares must be redeemed by the company in 2009, the shares are classified as other long-term liabilities. The redemption value of the preferred shares is NT$20. The Ministry of Transportation and Communications has the right to subscribe for two preferred shares in the event the government owns less than 50% of our common shares. On April 4, 2006, we issued two preferred shares to the Ministry of Transportation and Communications. We currently do not have any other equity in the form of convertible bonds or otherwise outstanding as of the date of this annual report.

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 35.65% of our outstanding common shares as of March 31, 2008. The remainder of our outstanding shares is held by public shareholders and other investors.

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

Preferred Shares

Under our articles of incorporation, the holder of preferred shares is entitled to the same rights as holders of common shares with respect to receiving distributions of dividends and bonuses, remaining assets available for distribution upon our dissolution, liquidation or winding up, distribution of retained earnings or capital surplus, or capital allocation.

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

We are not permitted to distribute dividends or make other distributions to shareholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Law also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our shareholders at a shareholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to shareholders. Under our articles of incorporation as last amended on May 30, 2006, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Commencing in 2005, in which our privatization was completed, prior to distributing any dividends to our shareholders, we were required to first distribute (i) not less than 1% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Pursuant to our articles of incorporation, as last amended at our 2006 annual general shareholders’ meeting, prior to distributing any dividends to our shareholder, we must now distribute (i) between 2% and 5% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Also, in accordance to an amendment to Article 64 of the Business Accounting Law promulgated on January 24, 2007, starting from January 1, 2008, employee bonuses are now categorized as an expense instead of as distributable earnings.

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

Preemptive Rights

Under the Republic of China Company Law and our articles of incorporation, when we issue new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings. Under our articles of incorporation as last amended on May 30, 2006, our employees, whether or not they are our shareholders, have rights to subscribe for between 10% and 15% of any new issue.

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

Other Rights of Shareholders

Under the Republic of China Company Law, dissenting shareholders are entitled to appraisal rights in certain major corporate actions, such as a planned transfer of the whole or part of the business or a proposed merger by us. A dissenting shareholder may request us to purchase back all of the shares owned by the shareholder at a fair price determined by mutual agreement or determined by the court if a mutual agreement cannot be reached. Shareholders may exercise their appraisal rights by serving notice in writing to us prior to the related shareholders’ meeting and/or by raising his objection at the shareholders’ meeting. Moreover, a shareholder has the right to file a petition in the court for annulment of any resolution adopted at a shareholders’ meeting where the procedures for convening the shareholders’ meeting or the method of adopting the resolutions at the meeting is contrary to law or our Articles of Incorporation. One or more shareholders who have held more than 3% of the issued and outstanding shares of a company continuously for more than one year may require a supervisor to institute, on behalf of us, an action against a director. In addition, one or more shareholders who has/have continuously held 3% or more of the total number of the outstanding shares of our company for more than one year may require the board of directors to convene a special shareholders’ meeting by sending a written request to the board of directors.

The Republic of China Company Law has been recently amended to allow shareholders holding 1% or more of the total issued shares of a company to submit, during the period of time prescribed by us, one proposal in writing for discussion at the general meeting of shareholders. The amendment also provided that a company may adopt a nomination procedure for election of directors or supervisors. We have adopted a nomination procedure for election of independent directors as stipulated in our articles of incorporation which provides that shareholders holding 1% or more of our total issued shares may submit to us a list of candidates for independent director, along with relevant information and supporting documents.

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

In addition, under the Republic of China Securities and Exchange Law, a company whose shares are listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Securities and Futures Bureau, purchase its shares for the following purposes on the Taiwan Stock Exchange, the GreTai Securities Market or by a tender offer:

•	for transfers of shares to its employees;

•	for conversion into shares from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	for maintaining its credit and its shareholders’ equity, provided that the shares so purchased shall be cancelled thereafter.

The total shares purchased by us shall not exceed 10% of its total issued and outstanding shares. In addition, the total amount for purchase of the shares shall not exceed the aggregate amount of the retained earnings, the premium from shares issues and the realized portion of the capital surplus.

The shares purchased by us pursuant to items (1) and (2) above shall be transferred to the intended transferees within three years after the purchase; otherwise the same shall be cancelled. For the shares to be cancelled pursuant to item (3) above, we shall complete amendment registration for such cancellation within six months after the purchase.

The shares purchased by us shall not be pledged or hypothecated. In addition, we may not exercise any shareholders’ rights attaching to these shares. Our affiliates (as defined in Article 369-1 of the Republic of China Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling the shares of the company held by them during the purchase period of such shares reported by the company to the Securities and Futures Bureau.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the Republic of China Company Law and our articles of incorporation.

Substantial Shareholders and Transfer Restrictions

The Republic of China Securities and Exchange Law currently requires (i) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial shareholder (i.e., a shareholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (ii) each director, supervisor, manager or substantial shareholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market to the Securities and Futures Bureau at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the reporting obligation in above item (i).

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

On September 30, 2003 and June 15, 2004, the Securities and Futures Bureau issued amendments to the “Guideline Governing Investment in Securities by Overseas Chinese and Foreign Nationals” and relevant regulations, in which the Securities and Futures Bureau lifted certain restrictions and simplified the procedures required for foreign investments in Taiwan’s securities market. The amendment focuses mainly on the following aspects:

•

The concept of “qualified foreign institutional investors” no longer exists. Foreign investors are reclassified as “off-shore foreign institutional investors,” “on-shore foreign institutional investors,” “off-shore general foreign investors,” and “on-shore general foreign investors” based on whether they are institutions or natural persons, and whether they have presence in Taiwan.

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

If you are an offshore foreign institutional investor holding the depositary receipts, you must register with the Taiwan Stock Exchange as a foreign investor before you will be permitted to withdraw the shares represented by the depositary receipts. In addition to obtaining registration with the Taiwan Stock Exchange, you must also (i) appoint a qualified local agent to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise shareholders’ rights and perform other functions as holders of ADSs may designate, (ii) appoint a custodian bank to hold the securities and cash proceeds, confirm transactions, settle trades and report and declare other relevant information and; (iii) appoint a tax guarantor as guarantor for the full compliance of the withdrawing depositary receipt holders’ tax filing and payment obligations in the Republic of China. A depositary receipt holder not registered as a foreign investor with the Taiwan Stock Exchange, or not has made the necessary appointments as outlined above, will be unable to hold or subsequently transfer the shares withdrawn from the depositary receipt facility.

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific Securities and Futures Bureau approval, unless they are:

(i) stock dividends;

(ii) free distributions of shares;

(iii) due to the exercise by the depositary receipt holder preemptive rights in the event of capital increases for cash; or

(iv) if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the Taiwan Stock Exchange or the GreTai Securities Market or delivery by investors of the shares for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the Securities and Futures Bureau in connection with the offering plus any ADSs issued pursuant to the events described in (i), (ii) and (iii) above.

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

Share dividends paid by us out of our capital surplus which are derived from the issuance of shares at a premium are not subject to Republic of China withholding tax.

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

Preemptive Rights

Distributions of statutory preemptive rights for common shares in compliance with Republic of China law are not subject to any Republic of China tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to capital gains tax at the rate of:

•	20% of the gains realized if you are a natural person; or

•	20% of the gains realized if you are an entity that is not a natural person.

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

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to beneficial owners of our shares or ADSs that hold the shares or ADSs as capital assets and that are U.S. holders and non-residents of the Republic of China. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations made by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with their terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

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

In general, for U.S. federal income tax purposes, a U.S. person who is the beneficial owner of an ADS will be treated as the owner of the shares underlying its ADS. Deposits or withdrawals of shares, actually or constructively, by U.S. holders for ADSs will not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of the ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described in “—Taxation of Dividends” below, applicable to dividends received by certain non-corporate holders. Accordingly, they analysis of the credibility of Republic of China taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described in “—Taxation of Dividends” below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of the ADS and the issuer of the security underlying the ADS.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2007. In addition, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2008. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Interest Rate Risk

We do not expect interest rate risk to have a material impact on our financial condition and results of operations. As of December 31, 2007, Chunghwa Telecom, on a non-consolidated basis, had no outstanding debt. Our subsidiary, Senao, has outstanding an unsecured loan of NT$20 million due on May 4, 2008 with the Industrial Bank of Taiwan, and our subsidiary, Chief Telecom, has a short-term loan in the amount of NT$36 million. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, we believe our exposure to interest rate risk is minimal.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; and (iii) our international settlement payments associated with our services for international calls and roaming traffic. Specifically, our foreign currency exposure relates primarily to our foreign currency derivative trading activities, foreign-currency denominated purchase agreements, settlement of roaming and international traffic contracts in foreign currencies, and to a limited extent, cash and cash equivalents denominated in foreign currencies. Besides the foreign currency derivative trading contract described below, we have also entered into foreign exchange forward contracts and index future contracts designed to mitigate our exposure to foreign currency risks.

September 2007 U.S. Dollar Derivative Contract

In September 2007, we entered into a foreign currency derivative contract with Goldman for the purchase of U.S. dollars every two weeks over a ten year period. The following table below provides information about this derivative.

Term of Contract	10 Years with settlement occurring every two weeks
Trading terms for each settlement date

If NT$/US$ ≥31.50, we buy US$2.0 million at NT$30.00 per US$1.00 at each settlement date; or

if NT$/US$ < 31.50, we buy US$4.0 million at NT$31.50 per US$1.00 at each settlement date.

260 total settlements, with first settlement on October 4, 2007.

Cancellation event (or knock-out event)	Starting from and including December 12, 2007, if the spot exchange rate of NT dollars against U.S. dollars ever trades at or above NT$32.70 per US$1.00, the knock-out event occurs and all remaining settlements for the remainder of the contract will be cancelled.

Collateral deposit	We deposit US$3.0 million with Goldman as principal, and Goldman offers annual interest rate of 8% on this deposit.

As the amount of unrealized valuation loss (mark-to-market) fluctuates depending on the spot price, volatility of exchange rate, interest rate spread, strike price and the residual tenure of the contract, there is no direct relationship between the amount of unrealized valuation loss and cash flow. For the year ended December 31, 2007, the amount of unrealized valuation loss arising from this contract was NT$580 million. As of March 31, 2008, the spot exchange rate was NT$30.41 per US$1.00, and our unrealized valuation loss for this contract was NT$3.08 billion. The following table sets forth a sensitivity analysis by showing the amount that our unrealized valuation loss for this contract would have been as of March 31, 2008 if the spot exchange rate for NT dollars per US dollar were at the stated rates on that date.

NT$/US$ Spot Exchange Rate	27.5	28.0	28.5	29.0	29.5	30.0	30.5	31.0	31.5	32.0	32.5	32.7(1)
Estimated mark-to-market unrealized loss (US$ in millions)	(253.8)	(222.3)	(212.4)	(166.9)	(142.4)	(119.4)	(96.8)	(72.9)	(54.0)	(25.4)	(10.6)	—
Estimated mark-to-market unrealized loss (NT$ in billions)	(6.98)	(6.22)	(6.05)	(4.84)	(4.20)	(3.58)	(2.95)	(2.26)	(1.70)	(0.81)	(0.35)	—

(1)	If the spot exchange rate of NT dollars against U.S. dollars is ever at or above NT$32.70, the knock-out event occurs and all remaining settlements under the contract will be cancelled.

From September 20, 2007, the date the foreign currency derivative contract was executed, to March 31, 2008, the total accumulated cash inflow was NT$50,177,957, of which NT$46,324,000 was from our settlement terms and the remainder was from interest on our US$3.0 million deposit. As of March 31, 2008, the spot exchange rate was NT$30.41 per US$1.00, and the estimated total future cash flow, calculated as the sum of all cash payments we must make to Goldman over the remaining life of this contract assuming the exchange rate remains unchanged, was NT$1.00 billion. The following table sets forth a sensitivity analysis by showing the amount that the estimated total future cash flow would have been as of March 31, 2008 if the spot exchange rate for NT dollars per US dollar were at the stated rates on that date assuming the exchange rate remains unchanged over the remaining 247 settlement periods of this contract.

NT$/US$ Spot Exchange Rate	27.5	28.0	28.5	29.0	29.5	30.0	30.5	31.0	31.5	32.0	32.5	32.7(1)
Estimated cash flow (US$ in millions)(2)	(141.0)	(120.8)	(101.3)	(82.5)	(64.3)	(46.7)	(29.7)	(13.2)	26.2	33.6	40.7	—
Estimated cash flow (NT$ in billions)(2)	(3.88)	(3.38)	(2.89)	(2.39)	(1.89)	(1.40)	(0.90)	(0.41)	0.83	1.10	1.32	—

(1)	If the spot exchange rate of NT dollars against U.S. dollars is ever at or above NT$32.70, the knock-out event occurs and all remaining settlements under the contract will be cancelled.
(2)	All cash flow calculations include interest from our US$3.0 million deposit with Goldman.

Net losses arising from all of our foreign currency trading, hedging and derivative financial instruments for the year ended December 31, 2007 were NT$856 million, including realized settlement losses of NT$271 million and valuation losses of NT$585 million.

Equity Price Risk

We are exposed to equity risk as a result of the equities we hold. We entered into an investment mandate agreement with a global asset management company to manage a global portfolio of US$100 million in October 2006. In accordance with the investment guidelines and terms specified in this agreement, this mandate portfolio includes securities such as open-end bond mutual funds, global listed stocks and others. Its objective is to achieve absolute return while managing risk from a long-term perspective, and its benchmark is the three-month LIBOR rate plus 2% per annum. The accumulative return since inception of this mandate portfolio is around 5.62% as of December 31, 2007.

We are also exposed to equity price risk as a result of our investments in other Taiwan-based companies and our purchases of publicly-listed equities in Taiwan. We invest in equities which are listed on Taiwan Stock Exchange and manage the portfolios in accordance with our internal regulations. The total value of our Taiwan-based equity portfolio amounted to NT$355 million as of December 31, 2007, but we have subsequently sold-down and lowered the total value of our Taiwan-based equity portfolio to NT$245 million as of February 29, 2008. The value of our equity holdings fluctuates depending on the market conditions. We do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of fiscal 2005, 2006 and 2007.

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

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2007. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 18, 2008 (April 16, 2008 as to the effects of restatement discussed in Note 2) expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Financial Accounting Standard No. 109” and restatement for earnings per share presentation.

/s/ Deloitte & Touche

Deloitte & Touche

Taipei, Taiwan

The Republic of China

March 18, 2008 (April 16, 2008 as to the effects of restatement for earnings per share presentation)

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	For the year ended December 31,
	2005		2006		2007
Audit fees(1)	NT$	42,287	NT$	59,014	NT$	59,542	US$	1,836
Audit-related fees(2)		—		—		—		—
Tax fees(3)		—		—		—		—
All other Fees(4)		—		—		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issuance of agreed upon procedures letters.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below details our purchases of our own equities pursuant to the share repurchase program announced on August 28, 2007. Our share repurchase program authorized the purchase of a maximum of 250,000,000 shares of our common stock before the expiration of the program on October 28, 2007. Under this share repurchase program, we purchased 121,075,000 shares of our common stock before the expiration of the program.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
August 29, 2007 – August 31, 2007	7,559,000	NT$	57.49	7,559,000	242,441,000
September 1, 2007 – September 30, 2007	51,830,000	NT$	58.57	51,830,000	190,611,000
October 1, 2007 – October 25, 2007	61,686,000	NT$	60.75	61,686,000	128,925,000	(1)

Total	121,075,000	NT$	59.61	121,075,000	—	(1)

(1)	After October 28, 2007, no more shares may be purchased under the program as the program has expired.

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on November 29, 2000 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2	Articles of incorporation of the Company as last amended on May 30, 2006 (English Translation).

2.1	Form of Amended and Restated Deposit Agreement dated as of November 2007 among Chunghwa Telecom Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-147321) filed with the Commission on November 13, 2007).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (English translation), as amended (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31731) filed with the Commission on May 26, 2006).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ TAN HO CHEN
Name:	Tan Ho Chen
Title:	Chairman and Chief Executive Officer

Date: April 23, 2008

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the Company) as of December 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2006 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes upon adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Financial Accounting Standard No. 109”.

As discussed in Note 2, the accompanying consolidated financial statements for each of the three years in the period ended December 31, 2007 have been restated for earnings per share presentation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2008 (April 16, 2008 as to the effects of the restatement for earnings per share presentation) expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of New Taiwan Dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented for the convenience of the readers.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

March 18, 2008 (April 16, 2008 as to the effects of the restatement discussed in Note 2)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

		December 31
	Notes	2006	2007
		NT$	NT$	US$
				(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2,4,24	$70,673	$76,233	$2,351
Short-term investments	2,5,24	6,951	18,809	580
Trade notes and accounts receivable, net	2,6,20	12,630	11,456	353
Inventories	2,7	2,183	4,303	133
Prepaid expenses		907	985	30
Deferred income taxes	2,19	1,271	1,432	44
Other current assets	24	6,287	7,729	238

Total current assets		100,902	120,947	3,729

LONG-TERM INVESTMENTS	2,8,24	3,546	4,623	143

PROPERTY, PLANT AND EQUIPMENT, NET	2,10,20	277,426	265,183	8,177

INTANGIBLE ASSETS
3G concession, net	2	8,983	8,235	254
Patents and computer software, net	2	210	338	10
Goodwill	2	73	211	7
Other	2	—	160	5

Total intangible assets		9,266	8,944	276

OTHER ASSETS
Deferred income taxes, non-current	2,19	3,457	2,957	92
Other	18,21,24	4,184	3,580	110

Total other assets		7,641	6,537	202

TOTAL		$398,781	$406,234	$12,527

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	12,24	$126	$36	$1
Trade notes and accounts payable	20	9,906	11,598	358
Income tax payable	2,19	12,469	11,598	358
Accrued expenses	11,20	19,937	16,585	511
Current portion of deferred income	2	8,354	9,037	279
Current portion of long-term loans	14,24	323	20	1
Customers’ deposits	24	6,654	6,386	197
Due to stockholders for capital reduction	15	—	9,558	294
Other current liabilities	12,20	9,344	9,664	298

Total current liabilities		67,113	74,482	2,297

LONG-TERM LIABILITIES
Deferred income, net of current portion	2	9,350	6,578	203
Accrued pension liabilities	2,18	1,612	3,903	120
Other		561	733	23

Total long-term liabilities		11,523	11,214	346

Total liabilities		78,636	85,696	2,643

MINORITY INTEREST		98	2,655	82

COMMITMENTS AND CONTINGENT LIABILITIES	21,23
STOCKHOLDERS’ EQUITY	15
Capital stock–NT$10 (US$0.3) par value
Authorized–12,000,000,000 common shares
Issued and outstanding–9,667,845,093 common shares		96,678	96,678	2,981
Additional paid-in capital		164,330	154,678	4,770
Retained earnings		58,727	73,567	2,268
Other comprehensive income		312	67	2
Treasury stock–110,068,181 common shares	16	—	(7,107)	(219)

Total stockholders’ equity		320,047	317,883	9,802

TOTAL		$398,781	$406,234	$12,527

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

		Year Ended December 31
	Notes	2005	2006	2007
		NT$	NT$	NT$	US$
					(Note 3)
REVENUES	20	$184,696	$186,342	$200,911	$6,195

OPERATING COSTS AND EXPENSES	2
Cost of revenues, excluding depreciation and amortization	2,20	68,073	62,606	71,237	2,197
Marketing, excluding depreciation and amortization		23,650	20,651	21,788	671
General and administrative, excluding depreciation and amortization		3,505	3,314	3,125	97
Research and development, excluding depreciation and amortization		3,144	2,824	2,586	80
Depreciation and amortization—cost of revenues		38,800	38,353	37,056	1,143
Depreciation and amortization—operating expenses		2,363	2,297	2,305	71

Total operating costs and expenses		139,535	130,045	138,097	4,259

INCOME FROM OPERATIONS		45,161	56,297	62,814	1,936

OTHER INCOME (EXPENSES)
Interest income		452	804	1,453	45
Interest expense		(2)	(6)	(15)	—
Realized and unrealized loss on derivative financial instruments		—	(52)	(856)	(26)
Impairment loss on long-term investments		(740)	—	(22)	(1)
Other income (expenses), net		1,161	297	959	29

Total other income		871	1,043	1,519	47

INCOME BEFORE INCOME TAX AND MINORITY INTEREST		46,032	57,340	64,333	1,983

INCOME TAX EXPENSE	2,19	12,733	15,281	14,543	448

INCOME BEFORE MINORITY INTEREST		33,299	42,059	49,790	1,535

MINORITY INTEREST		—	(13)	339	10

NET INCOME		$33,299	$42,072	$49,451	$1,525

BASIC EARNINGS PER SHARE	2	$3.39	$4.34	$5.13	$0.16

DILUTED EARNINGS PER SHARE		$—	$—	$5.13	$0.16

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		9,836,839,398	9,686,928,910	9,637,205,704	9,637,205,704

NET INCOME PER PRO FORMA EQUIVALENT ADS	2
Basic		$33.85	$43.43	$51.31	$1.58

Diluted		$—	$—	$51.30	$1.58

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING		983,683,940	968,692,891	963,720,570	963,720,570

COMPREHENSIVE INCOME
Net income	2	$33,299	$42,072	$49,451	$1,525
Cumulative translation adjustments		2	—	1	—
Unrealized gain on available-for-sale securities held by investees		—	—	2	—
Unrealized gain (loss) on available-for-sale securities	2,6	—	541	(505)	(15)
Defined benefit pension plan adjustment		—	—	257	8

Comprehensive income		$33,301	$42,613	$49,206	$1,518

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock		Additional Paid-in Capital	Retained Earnings				Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
	Common Shares	Amount		Legal Reserve	Special Reserve	Unappropriated Earnings	Total

		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2004 (IN NT$)	9,647,724,900	$96,477	$136,362	$34,287	$2,676	$48,946	$85,909	$(5)	$—	$318,743
Additional capital contributed by government	—	—	6	—	—	—	—	—	—	6
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	12,770	—	—	—	—	—	—	12,770
Additional capital contributed by MOTC–pension	—	—	8,352	—	—	—	—	—	—	8,352
Appropriations and distributions of 2004 earnings:
Legal reserve	—	—	—	4,986	—	(4,986)	—	—	—	—
Special reserve	—	—	—	—	4	(4)	—	—	—	—
Cash dividends—NT$4.7 per share	—	—	—	—	—	(45,344)	(45,344)	—	—	(45,344)
Net income	—	—	—	—	—	33,299	33,299	—	—	33,299
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	2	—	2

BALANCE, DECEMBER 31, 2005 (IN NT$)	9,647,724,900	96,477	157,490	39,273	2,680	31,911	73,864	(3)	—	327,828
Additional capital contributed by the MOTC through selling shares to employees at a discounted price (Note 17)	—	—	503	—	—	—	—	—	—	503
Employee stock bonus (Note 16)	23,005,695	230	1,151	—	—	—	—	—	—	1,381
Appropriations and distributions of 2005 earnings:
Legal reserve	—	—	—	4,765	—	(4,765)	—	—	—	—
Cash dividends—NT$4.3 per share	—	—	—	—	—	(40,660)	(40,660)	—	—	(40,660)
Stock dividends—NT$0.2 per share	189,114,498	1,891	9,456	—	—	(11,347)	(11,347)	—	—	—
Consolidated net income	—	—	—	—	—	42,072	42,072	—	—	42,072
Purchase treasury stock—192,000,000 shares	—	—	—	—	—	—	—	—	(11,392)	(11,392)
Cancellation of treasury stock—192,000,000 shares	(192,000,000)	(1,920)	(4,270)	—	—	(5,202)	(5,202)		11,392	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	541	—	541
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	—	—	—	—	(226)	—	(226)

BALANCE, DECEMBER 31, 2006 (IN NT$)	9,667,845,093	96,678	164,330	44,038	2,680	12,009	58,727	312	—	320,047
Appropriations and distributions of 2006 earnings:
Legal reserve	—	—	—	3,998	—	(3,998)	—	—	—	—
Reversal of special reserve	—	—	—	—	(1)	1	—	—	—	—
Cash dividends—NT$3.58 per share	—	—	—	—	—	(34,611)	(34,611)	—	—	(34,611)
Capital surplus transferred to capital stock	966,784,509	9,668	(9,668)	—	—	—	—	—	—	—
Purchase treasury stock—121,075,000 shares	—	—	—	—	—	—	—	—	(7,217)	(7,217)
Capital reduction	(966,784,509)	(9,668)	—	—	—	—	—	—	110	(9,558)
Consolidated net income	—	—	—	—	—	49,451	49,451	—	—	49,451
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	1	—	1
Unrealized gain on available-for-sale securities held by investees	—	—	—	—	—	—	—	2	—	2
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(505)	—	(505)
Increase in interest on issuance of stock by investees	—	—	16	—	—	—	—	—	—	16
Defined benefit pension plan adjustment	—	—	—	—	—	—	—	257	—	257

BALANCE, DECEMBER 31, 2007 (IN NT$)	9,667,845,093	$96,678	$154,678	$48,036	$2,679	$22,852	$73,567	$67	$(7,107)	$317,883

BALANCE, DECEMBER 31, 2007 (IN US$) (Note 3)	9,667,845,093	$2,981	$4,770	$1,481	$83	$704	$2,268	$2	$(219)	$9,802

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$33,299	$42,072	$49,451	$1,525
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	920	617	606	19
Depreciation and amortization	41,163	40,650	39,361	1,214
Realized and unrealized loss on derivative financial instruments	—	52	856	26
Impairment loss on long-lived assets	343	—	2	—
Impairment loss on long-term investments	740	—	22	1
Gain on sales of short-term investments	(232)	(125)	(362)	(11)
Gain on sales of long-term investments	—	—	(10)	—
Loss on sale of investments in private mutual fund	—	7	—	—
Net loss (gain) on disposal of scrap inventories and property, plant and equipment	(305)	(751)	34	1
Equity in earnings of equity investees	(160)	(97)	(132)	(4)
Cash dividends received from equity investees	66	42	44	1
Unrealized losses on investment in private mutual fund	19	—	—	—
Share—based compensation	12,770	503	14	—
Employee stock bonus	—	1,151	100	3
Deferred income taxes	9,689	1,406	275	8
Minority interest	—	(13)	339	10
Other	—	—	(2)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(72)	(298)	1,257	39
Inventories	(831)	580	(623)	(19)
Prepaid expenses	(547)	243	(95)	(3)
Other current assets	(4,210)	(494)	(426)	(13)
Other assets	(274)	285	(155)	(6)
Increase (decrease) in:
Trade notes and accounts payable	(4,002)	(1,500)	1,023	32
Income tax payable	(4,035)	11,472	(1,000)	(31)
Accrued expenses	1,642	4,120	(3,367)	(104)
Customers’ deposits	(1,012)	(738)	(290)	(9)
Other current liabilities	587	774	(15)	—
Accrued pension liabilities	1,381	1,269	2,649	82
Deferred income	(772)	(1,377)	(2,491)	(77)
Other liabilities	4	301	183	6

Net cash provided by operating activities	86,171	100,151	87,248	2,690

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts in Millions)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	$(4,824)	$(4,149)	$(22,696)	$(700)
Proceeds from disposal of available-for-sale securities	—	12,001	11,738	362
Acquisitions of held-to-maturity financial assets	—	—	(1,198)	(37)
Proceeds from disposal of held-to-maturity financial assets	—	—	49	2
Acquisition of long-term investments	—	(97)	(1,365)	(42)
Proceeds from disposal of long-term investments	—	—	69	2
Acquisition of investment in private mutual fund	(500)	—	—	—
Proceeds from disposal of investments in private mutual fund	—	474	—	—
Acquisitions of property, plant and equipment	(22,930)	(27,681)	(25,068)	(773)
Proceeds from disposal of property, plant and equipment	374	779	108	3
Acquisitions of patents and computer software	(139)	(170)	(274)	(8)
Acquisition of subsidiary, net of cash and cash equivalents acquired	—	(283)	(768)	(24)

Net cash used in investing activities	(28,019)	(19,126)	(39,405)	(1,215)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	—	11	(90)	(3)
Payments on principal of long-term loans	(200)	(202)	(910)	(28)
Increase in long-term loans	—	—	22	1
Proceeds from exercise of employee stock option	—	—	29	1
Cash dividends paid	(45,344)	(40,660)	(34,611)	(1,067)
Cash dividends paid to minority stockholders of subsidiaries	—	—	(141)	(4)
Minority stockholders’ contribution	—	—	78	2
Purchase of treasury stock	—	(11,392)	(7,217)	(223)

Net cash used in financing activities	(45,544)	(52,243)	(42,840)	(1,321)

EFFECTS OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	—	—	(1)	—

CASH BALANCE OF SENAO AND ITS SUBSIDIARIES UPON ITS CONSOLIDATION	—	—	801	25

CASH BALANCE OF SENAO NETWORKS AND ITS SUBSIDIARIES UPON ITS DECONSOLIDATION	—	—	(243)	(7)

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,608	28,782	5,560	172
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,283	41,891	70,673	2,179

CASH AND CASH EQUIVALENTS, END OF YEAR	$41,891	$70,673	$76,233	$2,351

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts in Millions)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 3)
SUPPLEMENTAL INFORMATION
Interest paid	$2	$7	$18	$1

Income tax paid	$11,419	$1,287	$15,268	$471

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
Acquisition of subsidiary, net of cash and cash equivalents acquired is as follows:
Assets acquired		$456	$1,206	$37
Goodwill		73	138	4
Negative goodwill		—	(2)	—
Liabilities assumed		(246)	(574)	(17)

Acquisitions of subsidiary, net of cash and cash equivalents acquired		$283	$768	$24

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200	$323	$20	$—

Activities related to the settlement of the pension obligations upon privatization:
Accrued pension liabilities	$46,915
Deferred pension cost	(34,504)
Deferred income taxes	(4,059)

Additional capital contributed by MOTC- pension	$8,352

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.     GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, Chunghwa was subject to requirements imposed by the MOTC before March 1, 2006. After March 1, 2006, Chunghwa is subject to requirements imposed by the National Communications Commission.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to Chunghwa’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold Chunghwa’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of Chunghwa and the privatization plan was completed. The MOTC and Taiwan Mobile Co. sold 505,388,900 and 58,959,000 common shares of Chunghwa, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of December 31, 2007 the MOTC owns 35.25% shares of Chunghwa.

Chunghwa’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Prior to August 12, 2005, the effective date of privatization, Chunghwa maintained its accounting books and records based on the ROC government regulations for state-owned enterprises, ROC government regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). Subsequent to August 12, 2005, Chunghwa is no longer required to follow the ROC government regulations for state-owned enterprises. The accompanying consolidated financial statements including the accounts of Chunghwa and its subsidiaries (collectively, “the Company”) have been prepared to present its financial positions, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Subsequent to issuing the Company’s consolidated financial statements for each of the three years in the period ended December 31, 2007, presented in accordance with accounting principles generally accepted in the United States, on March 27, 2008, the Company determined that the capital reduction that occurred in 2007 was in substance a stock consolidation accompanied by a cash dividend and consequently earnings per share for all periods has now been retroactively restated.

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

Chunghwa has established New Prospect Investments Holdings, Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company. Beginning from September 2006, Chunghwa acquired 70% ownership of CHIEF Telecom Co., Ltd. (“CHIEF”) and consolidated the accounts from that date. Chunghwa acquired 31.33% of ownership of SENAO International Co., Ltd. (“SENAO”) on January 15, 2007 and beginning from April 12, 2007, Chunghwa obtained four out of seven seats of the board of the directors of SENAO. Chunghwa has obtained substantial control in SENAO by controlling the board of directors of SENAO and consolidated the accounts of SENAO and its subsidiaries from that date. Chunghwa has established Yellow Page Co., Ltd. (“CIYP”) in January 2007, and consolidated the accounts since then. Beginning from December 20, 2007, Chunghwa acquired 100% ownership of Chunghwa System Integration Co., Ltd. (“CHSI”), Chunghwa Telecom Global, Inc. (“CHTG”) and Donghwa Telecom Co., Ltd. (“DHT”) and consolidated the accounts from that date.

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

Cash Equivalents

Cash equivalents include negotiable certificates of deposit, commercial paper and treasury bill with maturities of three months or less from the date of acquisition.

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

Inventories

Inventories, consisting mainly of telecommunication cables and cellular phones, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Long-term Investments

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the fair value of the net assets of the investee at the date of acquisition is recognized as goodwill which is not amortized. Changes in ownership percentage of equity method investees caused by capital transactions of the equity method investees are recognized as a component of equity. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Profits and losses arising from equipment purchases from equity investees are eliminated. For other-than-temporary declines in the value of investments accounted for using the equity method, the investment is reduced to its fair value and an impairment loss is recognized.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

Held-to-maturity financial assets are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. Held-to-maturity financial assets which mature within one year are classified as short-term investment.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets’ estimated useful life using the straight-line method.

The estimated useful lives are as follows:

Useful Life (Years)
Buildings and improvements	10-60
Telecommunications equipment:
Transmission equipment	9-30
Exchange equipment	5-20
Miscellaneous equipment	2-10

Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

Gains and losses on the sale or disposal of property, plant and equipment are recorded as cost of revenues.

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

3G Concession

3G Concession represents the amount paid by the Company on March 11, 2002 to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication—2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The holder of the concession must then obtain a network construction permit from the DGT. Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The Company received a 3G license from MOTC on May 26, 2005 and commenced operations of the network on the same day. The 3G license is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Amortization expense for the years ended December 31, 2005, 2006 and 2007 was NT$447 million, NT$749 million and NT$748 million, respectively.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the years ended December 31, 2005, 2006 and 2007 were NT$154 million, NT$145 million and NT$150 million, respectively. Accumulated amortization was NT$1,278 million and NT$1,439 million as of December 31, 2006 and 2007, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not subject to amortization but is tested for impairment in accordance with statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other Intangible Assets”.

Intangible Assets—Other

Intangible assets include trademark, customer relationship and order backlog. The trademark is amortized on a straight-line basis over 3 to 20 years. The customer relationship is amortized in proportionate to expected revenues over three years. The order backlog is amortized on a straight-line basis over 90 days.

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

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Deferred income represents one-time connection fees from subscribers and advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises. The deferred income related to one-time connection fees is recognized over the average expected customer service periods shown as follows:

	As of December 31
	2006	2007
Fixed-line	16	13
Cellular	4	4
Paging	2	—
Internet	4	4

Deferred income related to advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises is recognized as revenues when it is earned and realized or realizable.

The Company expenses the direct cost related to deferred income as incurred.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card, handset and integrated services across fixed line, cellular, and Internet platforms, the bundled arrangement is accounted for in accordance with the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Total consideration received from handsets and integrated services in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Total consideration received from 3G data cards does not have objective and reliable fair values for delivered and undelivered items; therefore, the recognition of revenues follows one unit of accounting.

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

Pension Costs

Pension costs are recorded on the basis of actuarial calculations. As a foreign private issuer, Chunghwa adopted SFAS No. 87, “Employers’ Accounting for Pensions”, on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company had allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

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

The MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity based on the guidance in AICPA Interpretation 39 to APB 16 “Business combinations” and FASB Implementation Guide, SFAS No. 88 Q&A 40.

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

The following table shows the effects of adopting SFAS No. 158 at December 31, 2006 on individual line items in the consolidated balance sheet at December 31, 2006:

	Before Application of SFAS No. 158		Adjustments		After Application of SFAS No. 158
Deferred income taxes assets, non-current	NT$	3,344	NT$	108	NT$	3,452
Accrued pension liability		1,278		334		1,612
Accumulated other comprehensive income		538		(226)		312
Total stockholders’ equity		320,268		(226)		320,042

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$2,610 million, NT$2,350 million and NT$2,263 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Share-based Compensation

The MOTC made an offer to Chunghwa’s employees to purchase shares of common stock of the Company at a discount from the quoted market price. The Company records compensation expense for this offer as the difference between the fair value of common stock offered less the amount of the discounted price at the grant date.

The Company adopted Statement of Financial Accounting Standards No. 123(R)”Share-Based Payment” (“SFAS No. 123(R)”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” to recognize compensation cost of options granted by SENAO. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of stock options as of the date of grant or assumption using the Black-Scholes option pricing model.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. An option contract offers the Company the right to buy or sell predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. The Company also enters into index futures to increase its exposure to movements in a particular index, essentially leveraging its investment portfolios. Gains and losses on forward contracts, option contracts and index futures are included in “other income (expenses)”.

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

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the Company’s estimates. The adoption of FIN 48 did not have a material impact on the Company.

Earnings Per Share and Per Equivalent ADS

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Earnings per equivalent ADS is calculated by multiplying the above earnings per share by ten as each ADS represents ten common shares.

Per share data has been restated for all periods presented to reflect capital reduction in 2007 and the declaration of the stock dividends.

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s earnings per share data. Those per-share earnings of the subsidiary shall then be included in the consolidated earnings per share computations based on the consolidated Company’s holding of the subsidiary’s securities.

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

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact of the adoption of SFAS No. 157 on the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141 did not define the acquirer, although it included guidance on identifying the acquirer. SFAS No. 141(R)’s scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS No. 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS No. 141(R) requires to measure the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year. Earlier adoption is prohibited. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The effective date of SFAS No. 160 is the same as that of the related SFAS No. 141(R) Earlier adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements but believes that it will not generate a material impact on the Company’s consolidated results of operations or financial position.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in the New Taiwan dollars. For convenience only, the U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was NT$32.43 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2006	2007
	NT$	NT$
Cash and bank deposits	$7,986	$15,778
Negotiable certificate of deposit	25,751	33,097
Commercial paper purchased	36,936	27,252
U.S. treasury bill	—	106

	$70,673	$76,233

5.	SHORT-TERM INVESTMENTS

	December 31
	2006		2007
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
Available-for-sale securities
Open-end mutual funds	$5,789	$431	$16,845	$(16)
Real estate investment trust fund	179	29	239	(11)
Listed stocks	983	81	1,074	99

	6,951	541	18,158	72

Held-to-maturity securities
Corporate bond	—	—	598	—
Collateralized loan obligation	—	—	53	—

	—	—	651	—

	$6,951	$541	$18,809	$72

The Company’s gross realized gains on the sale of investments for the years ended December 31, 2006 and 2007 were NT$206 million and NT$512 million, respectively. The Company’s gross realized losses on the sale of investments for the years ended December 31, 2006 and 2007 were NT$81 million and NT$150 million, respectively.

The Company entered into investment management agreements with one well-known financial institution (fund managers) to manage its investment portfolios in 2006. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2007, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100 million. The investment portfolios included securities such as open-end mutual funds and listed stocks.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts are summarized as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
Balance, beginning of year	$4,473	$3,605	$3,550
Provision for doubtful accounts charged to income	906	623	608
Accounts receivable written off	(1,774)	(699)	(840)
Impact on acquisition of subsidiary	—	21	112

Balance, end of year	$3,605	$3,550	$3,430

7.	INVENTORIES

	December 31
	2006	2007
	NT$	NT$
Supplies	$1,580	$1,517
Work in process	73	165
Merchandise	161	2,099
Materials in transit	369	522

	$2,183	$4,303

8.	LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31
	2006		2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
Equity investees:
Chunghwa Investment (“CHI”)	$975	49	$974	49
Taiwan International Standard Electronics (“TISE”)	609	40	626	40
Senao Networks, Inc. (“SNI”)	—	—	271	48
Skysoft Co., Ltd. (“SKYSOFT”)	—	—	70	30
ELTA Technology Co., Ltd. (“ELTA”)	—	—	45	32
Spring House Entertainment Inc. (“SHE”)	17	30	16	30

	1,601		2,002

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
Global Mobile Corp. (“GMC”)	—	—	168	15
iD Branding Ventures (“iDBV”)	75	8	75	8
RPTI International (“RPTI”)	71	12	49	12
Essence Technology Solution, Inc. (“ETS”)	—	—	20	9
N.T.U. Innovation Incubation Corporation (“NTUI”)	—	—	12	9
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15
3-Link Information Service (“3-Link”)	4	12	4	10
eASPNet Inc.	—	2	—	2

	1,945		2,123

Held-to-maturity securities:
Corporate bond	—	—	450	—
Collateralized loan obligation	—	—	48	—

	—		498

	$3,546		$4,623

The Company invested in Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of NT$67 million. SKYSOFT engages mainly in providing of software, electronic information, and advertisement services.

The Company invested in ELTA in April and October 2007, for a purchase price of NT$27 million and NT$17 million, respectively. ELTA is engaged mainly in professional on-line and mobile value-added content aggregative services.

The Company invested Spring House in October 2006, for a purchase price of NT$22 million. Spring House engages mainly in internet services.

The Company invested GMC in December 2007, for a purchase price of NT$168 million. GMC engages mainly in sales of computer software and services of circuit engineering and wire communication.

The Company invested ETS in December 2007, for a purchase price of NT$20 million. ETS engages mainly in electronic facilities and equipments sales.

The Company evaluates its cost investees for impairment annually. In 2005, the Company identified an impairment indicator in TFC and determined the investment in TFC was impaired due to an adverse change in market condition of the industry in which TFC operates. The Company recognized an impairment of

NT$740 million in 2005. In 2007, the Company identified an impairment indicator in RPTI, which engages mainly in power system construction and determined the investment in RPTI was impaired due to an adverse change in market condition of the industry in which RPTI operates. The Company recognized an impairment of NT$22 million in 2007. There were no other impairment indicators noted in the other cost method investees for the years ended December 31, 2005, 2006 and 2007, respectively.

The balance at December 31, 2007 for debt securities classified as held-to-maturity by contractual maturity are shown below.

December 31, 2007
NT$
Due in one year or less	$598
Due after one year through three years	551

$1,149

9.	BUSINESS COMBINATION

Chunghwa acquired 31.33% of ownership of SENAO on January 15, 2007 for NT$1,066 million and accounted for SENAO as an equity-method investee. The cost for the acquisition of SENAO was included in the category of “acquisition of long-term investments” on the consolidated statement of cash flow. SENAO engages mainly in telecommunication facilities sales. Beginning from April 12, 2007, Chunghwa obtained four out of seven seats of the board of the directors of SENAO thereby substantially controlling SENAO. The accounts of SENAO and its subsidiaries, including SNI, which engages in networking system designs and data applications, have been consolidated from that date. As of the date of consolidation, the cash balance held by SENAO and its subsidiaries was NT$801 million. As a result of the acquisition, the Company is expected to reduce costs through economies of scale.

SENAO’s ownership of SNI decreased to 48% on May 24, 2007 upon issuance of additional shares of SNI to third parties and sale of some shares of SNI by SENAO; therefore, the Company deconsolidated the accounts of SNI and its subsidiaries from that date. As of the date of deconsolidation, the cash balance of SNI and its subsidiaries was NT$243 million.

Beginning from December 20, 2007, Chunghwa acquired 100% ownership of CHSI, CHTG and DHT for a total purchase price of NT$920 million and consolidated their accounts from that date. CHSI engages mainly in providing communication and information aggregative services. CHTG engages mainly in international data and internet services and long distance call wholesales to carrier customers. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

The following table presents the aggregate allocation of the acquisition cost of CHSI, CHTG and DHT as well as that of SENAO, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values.

	Allocation of the Acquisition Cost
	SENAO	CHSI, CHTG and DHT
	NT$	NT$
Cash and cash equivalents	$193	$152
Short-term investment	27	326
Trade notes and accounts receivable	634	476
Inventories	509	136
Other current assets	104	136
Long-term investment	4	—
Property, plant, and equipment	413	30
Trademark	115	26
Customer relationship	—	11
Order backlog	—	10
Goodwill	—	138
Negative Goodwill	—	(2)
Other assets	42	55

Total assets acquired	2,041	1,494

Amounts payable to banks and long-term debt due within one year	(31)	—
Trade notes and accounts payable	(510)	(482)
Other current liabilities	(224)	(82)
Long-term debt	(181)	(8)
Other liabilities	(29)	(2)

Total liabilities assumed	(975)	(574)

Net assets acquired	$1,066	$920

Goodwill of NT$130 million and NT$8 million were assigned to the other segment and the ILD segment, respectively. The negative goodwill was recorded in other income (expenses), net.

The allocation of the purchase price is based on preliminary data performed by a third-party valuation firm and may be subject revision. The subsequent revisions, if any, are not expected to be material.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2006	2007
	NT$	NT$
Cost
Land	$42,483	$43,140
Buildings and improvements	59,259	62,939
Telecommunications equipment	629,451	639,094
Miscellaneous equipment	26,666	22,804

	757,859	767,977

Accumulated depreciation
Buildings and improvements	14,268	15,303
Telecommunications equipment	468,325	486,252
Miscellaneous equipment	21,329	17,706

	503,922	519,261

Construction in progress	23,462	16,451

Advances related to acquisition of equipment	27	16

Property, plant and equipment, net	$277,426	$265,183

Interest expense was capitalized for the years ended December 31, 2005, 2006 and 2007 was nil, nil and NT$1 million, respectively. The capitalized interest rate was 2.850-3.215% for the year ended December 31, 2007.

11.	ACCRUED EXPENSES

	December 31
	2006	2007
	NT$	NT$
Accrued compensation	$12,995	$11,070
Accrued franchise fees	2,413	2,159
Other accrued expenses	4,529	3,356

	$19,937	$16,585

12.	OTHER CURRENT LIABILITIES

	December 31
	2006	2007
	NT$	NT$
Amounts collected from subscribers on behalf of other telecommunications companies and carriers	$3,364	$2,834
Payable to equipment suppliers	1,661	1,826
Payables to construction suppliers	1,073	1,066
Other	3,246	3,938

	$9,344	$9,664

13.	SHORT-TERM LOANS

	December 31
	2006	2007
	NT$	NT$
Bank loans—annual rate—2.955% and 2.850% for 2006 and 2007, respectively	$126	$36

14.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31
	2006	2007
	NT$	NT$
Loan from the Fixed-Line Fund	$300	$—
Bank loans—annual rate—3.050% and 2.794% for 2006 and 2007, respectively	23	20

	323	20
Less: Current portion of long-term loans	323	20

	$—	$—

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit up to the original amount contributed to the fund. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005 until March 12, 2007. The Company remaining balance was repaid in March 2007.

SENAO obtained an unsecured loans from Industrial Bank of Taiwan. Interest and principal are payable semiannually and the loan is due by May 4, 2008.

CHIEF obtained a secured loan from Chinatrust Commercial Bank. Interest and principal were payable monthly and the secured loan was due on November 18, 2007.

15.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020. Chunghwa’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership of Chunghwa falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares within three years from the date of their issuance.

As the preferred shares are mandatory redeemable in 2009, the shares are classified as other long-term liabilities. The redemption value of preferred shares is NT$20.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Afterwards, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.

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

As of December 31, 2006 and 2007, the outstanding ADSs were 307,399 thousand units and 281,030 thousand units (including stock dividends), which equaled approximately 3,073,988 thousand and 2,810,302 thousand common shares and represented 31.8% and 29.07% of Chunghwa’s total outstanding common shares, respectively.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings, shall be distributed in the following:

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

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 and 2006 earnings of Chunghwa have been approved and resolved by the stockholders on May 30, 2006 and June 15, 2007, respectively, as follows:

	2005	2006
	NT$	NT$
Legal reserve	$4,765	$3,998
Special reserve	—	(1)
Cash dividends—NT$4.3 and NT$3.58 per share for 2005 and 2006, respectively	40,660	34,611
Stock dividends—NT$0.2 per share for 2005	1,891	—
Employee bonus—cash	230	1,257
Employee bonus—stock (at par value)	230	—
Remuneration to board of directors and supervisors	15	36

	$47,791	$39,901

The distribution of stock dividends in 2006 from earnings recorded in 2005 was less than 25% of the numbers of shares previously outstanding and was accounted for as a transfer between retained earnings, capital stock and additional paid-in capital of NT$11,347 million, NT$1,891 million and NT$ 9,456 million, respectively, at the fair value of the shares on the date of the dividend declaration.

The amount of compensation expense related to employee stock bonus is determined based on the market value of the Company’s common stock at the grant date. For the year ended December 31, 2006, the compensation expense related to employee stock bonus was NT$1,151 million in addition to NT$230 million which had been recognized in prior year.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in the Company by a cash distribution to its stockholders in order to improve the financial condition of the Company and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,668 million to common capital stock. Subsequently, common capital stock was reduced by NT$9,668 million and a liability for the actual amount of cash to be distributed to stockholders of NT$9,588 million was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110 million held by the Company and concurrently cancelled. Such cash payment to stockholders was made on January 9, 2008.

16.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Year Ended December 31
	2006	2007
	Shares	Shares
Balance, beginning of year	—	—
Increase	192,000	121,075
Decrease	192,000	11,007

Balance, end of year	—	110,068

In order to effect the capital reduction plan discussed in Note 15, above, Chunghwa repurchased 121,075 million outstanding shares for NT$7,217 million from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock by NT$110 million. In 2006, Chunghwa repurchased 192,000 million shares from February 10, 2006 to April 7, 2006 for NT$11,392 million. On June 30, 2006, Chunghwa cancelled the treasury stock by reducing common stock by NT$1,920 million, capital surplus by NT$4,269 million and retained earnings by NT$5,203 million.

17.	SHARE-BASED COMPENSATION

The MOTC provided employees of Chunghwa with two stock purchase plans: The market discount plan and the par value plan.

Market discount plan—under the market discount plan, the MOTC sold shares of stock at discounted prices to employees at various times from October 2000 to September 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% from the quoted market price in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. The common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or Chunghwa would be required to repurchase these common shares. Also, the employees are not required to remain employed with Chunghwa during the duration of the holding periods. Chunghwa recognized NT$12,542 million as compensation expense for the discounted shares purchased by employees for the year ended December 31, 2005. There were no market discount plan offerings during the years ended December 31, 2006 and 2007.

Par value plan—under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the year ended December 31, 2006 and 2007 were 10,411,955 shares and zero shares, respectively. The MOTC received total proceeds of NT$104 million and nil for the years ended December 31, 2006 and 2007, respectively, from these sales.

Chunghwa recognized NT$228 million, NT$503 million and nil as compensation expense for the discounted shares purchased by employees under the par value plan for the years ended December 31, 2005, 2006 and 2007, respectively.

SENAO has several employee stock option plans (“SENAO Plans”) which has graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.

Information about SENAO’s stock option activity and related information is as follows:

Stock Options Under the 2003 to 2007 Plan	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (NT$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (NT$ in Million)
Outstanding at January 1, 2007	16,488	$14.66	3.114	$200
Options granted	6,181	44.20
Options exercised	(3,419)	13.31		110
Options forfeited	(658)	15.30

Outstanding at December 31, 2007	18,592	24.70	2.997	288

Exercisable at December 31, 2007	1,053	15.29	1.100	26

The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2007 was NT$15.60.

As of December 31, 2007, information about SENAO’s outstanding and exercisable options were as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.5-$15.7	10,945	2.45	$14.69	310	$10.50
$17.1-$20.8	1,466	1.62	17.23	743	17.29
$44.2	6,181	4.29	44.20	—	—

	18,592	3.00	24.70	1,053	15.29

During the year ended December 31, 2007, the Company recognized approximately NT$14 million of stock-based compensation expense which is included in the Company’s results of operations. As of December 31, 2007, total unrecognized compensation expense related to stock options granted is NT$70 million. The unrecognized compensation expense as of December 31, 2007 is expected to be recognized over the next 4.29 years.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. Intrinsic value will change in future periods based on the fair market value of the Company’ s stock and the number of shares outstanding.

The 2007 compensation expense was determined by calculating the fair value of each option grant using the Black-Scholes option-pricing mode. SENAO used the following weighted-average assumptions in calculating the fair value of the options granted:

December 31, 2007
Expected dividend yield	—
Expected volatility	39.63%-53.07%
Risk free interest rate	1.75%-2.00%
Expected life	4.375 years

Risk-free interest rate is based on the rate of the Taiwan government bonds in effect at the time of grant. Expected volatilities are based on historical volatilities of stock prices of the similar company in the same industry and SENAO. Expected life represents the periods that SENAO’s share-based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share-based awards. The dividend yield is zero as share-based awards agreeing on that the price will be adjusted when SENAO pays dividends.

18.	PENSION PLAN

At the time of its incorporation on July 1, 1996, Chunghwa continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as “Plan A”) covered civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC Government) and the second plan (hereinafter referred to as “Plan B”) covered all other employees of Chunghwa (hereinafter referred to as “non-civil service eligible employees”). The adoption of two pension plans was necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

Plan A provided benefits equal to the sum of: (a) the lump-sum payment equivalent to one benefit unit per year for the first twenty service years rendered and one-half benefit unit per service year rendered thereafter, with one benefit unit equivalent to a portion of the salary of the employee at the time of retirement (referred to hereinafter as “pensionable salary”), and (b) annuity payments payable monthly equivalent to a certain percentage of the benefit unit. Plan B provided benefits equal to the lesser of: (a) forty-five benefit units, or (b) two benefit units per service year rendered for the first fifteen years, and one-half benefit unit per service year exceeding fifteen years rendered before August 1, 1984 and one benefit unit per service year for services rendered after August 1, 1984, with one benefit unit equivalent to the monthly average base salary (consisting of regular salary items plus overtime salary). Plan A was funded based on amounts included in budgets approved by the Legislative Yuan and supplementary budgets approved by the Executive Yuan while Plan B was funded by Chunghwa at an amount equivalent to 2% to 15% of the monthly salary.

Chunghwa adopted SFAS No. 87 on July 1, 1996 (adoption date), the date of its incorporation. The unrecognized net transition obligation recorded to stockholders’ equity on July 1, 1996 was NT$6,571 million which represents the difference in the net pension cost for the period from the issuance of SFAS No. 87 and the date of adoption. The remaining unrecognized net transition obligation of NT$16,790 million is amortized over the estimated remaining service period of the employees as determined on July 1, 1996, which is a period of twenty-five years for civil service eligible employees and seventeen years for non-civil service eligible employees.

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

Under the Guidelines, on the privatization date, settlement benefit payments were distributed to both Plan A and Plan B participants as follows: (a) employees who voluntarily left Chunghwa on the privatization date (hereinafter referred to as “separated employees”) received a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the “additional separation payments”); and (b) employees who opted to remain with the privatized company after the privatization date (hereinafter referred to as “privatized company employees”) would receive an amount equivalent to those received by the separated employees without the additional separation payments. Privatized company employees who are involuntarily terminated by Chunghwa within five years from the date of privatization (hereinafter referred to as “redundant employees”) will receive redundancy benefits equivalent to the pension amount as computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as “redundancy benefit payments”). The six-month portion of the additional separation payments was paid by the MOTC. The accrued pension amount after privatization and the one-month advance notice pay were paid by Chunghwa.

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

In order to increase operational efficiency, Chunghwa approved a Special Retirement Incentive Program (“Program A”). Program A allowed eligible employees who voluntarily left Chunghwa on February 1, 2005 to receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount was NT$821 million and was accounted for as special termination benefits in the statement of income for the year ended December 31, 2005. A portion of the Program A benefits amounting to NT$243 million were recognized in 2004 when employees formally accepted the terms of Program A.

In order to provide employees with additional consideration, Chunghwa approved another Special Retirement Incentive Program (“Program B”) in May 2005. Program B allowed eligible employees who voluntarily left Chunghwa on August 11, 2005, the day before privatization, to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount was NT$1,325 million and was accounted for as special termination benefits in the statement of income for the year ended December 31, 2005.

Chunghwa also approved another Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily applied to leave Chunghwa from March 1 to March 31, 2006 to also receive benefit payments based on the respective original plan plus the additional separation payments. The approval procedure took up to 15 days after applications were submitted therefore, if employees applied for the voluntary retirement on March 31, 2006, they were eligible to retire from Chunghwa on or before April 14, 2006. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the terms of Program C. Chunghwa recognized expense of NT$2,302 million for Program C during 2006. The New Plan B vested benefit obligations for the majority of the employees electing Program C were settled; the remaining employees have accumulated benefits under New Plan B but were not eligible to receive the benefits and the election of Program C terminated their employment earlier than expected, thereby reducing their expected years of future service.

Afterwards, Chunghwa approved another Special Retirement Incentive Program (“Program D”) in March 2007. Program D allowed eligible employees who voluntarily applied to leave Chunghwa from April 1 to April 30, 2007 to also receive benefit payments based on the respective original plan plus the additional separation payments. They were eligible to retire from Chunghwa on May 1, 2007. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the terms of Program D. Chunghwa recognized expense of NT$1,874 million for Program D during 2007. The New Plan B vested benefit obligations for the majority of the employees electing Program D were settled; the remaining employees have accumulated benefits under New Plan B but were not eligible to receive the benefits and the election of Program D terminated their employment earlier than expected, thereby reducing their expected years of future service.

Under applicable ROC regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. Chunghwa completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. The non-cash financing activities and related amounts of the pension obligation settlement as of the date of privatization are disclosed on the face of the statement of cash flows.

Upon privatization, the MOTC settled all accrued pension obligations for Plan A and Plan B including service clearance payment, lump sum payment under civil plan, additional separation payments, and other related obligations upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-Owned Enterprises. After paying all pension obligations for privatization, the plan assets would be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. According to the instructions of MOTC, Chunghwa had been requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization on the MOTC’s behalf acting as the MOTC’s agent merely in an administrative capacity with no rights or duties received or owed for a six-month transition period. In August 2006, Chunghwa transferred the remaining funds to be disbursed to employees to the Privatization Fund.

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

Chunghwa’s subsidiaries—SENAO and CHIEF have their own pension plans, which are similar to New Plan B of Chunghwa.

Before Privatization

The components of net periodic benefit costs are as follows:

Period Ended August 12, 2005
NT$
Service cost	$1,253
Interest cost	1,232
Expected return on plan assets	(798)
Amortization of unrecognized net transition obligation	575
Amortization of unrecognized net loss	996

Net periodic benefit pension cost	$3,258

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

Period Ended August 12, 2005
NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$(134,911)
Services cost	(1,253)
Interest cost	(1,232)
Actuarial gain (loss)	2,294
Benefits paid	2,126

Projected benefits obligation, end of period	$(132,976)

Period Ended August 12, 2005
NT$
Change in plan assets:
Fair value of plan assets, beginning of year	$85,870
Actual return on plan assets	441
Employer contributions	2,956
Benefits paid	(2,126)

Fair value of plan assets, end of period	$87,141

Reconciliation of funded status:
Funded status	$(45,835)
Unrecognized net transition obligation	8,237
Unrecognized actuarial loss	26,267

Net amount recognized	$(11,331)

The target asset allocations are established through an investment policy established by the Chunghwa Telecom’s Employee Pension Fund Committee and agreed to by the Ministry of Finance (“MOF”). As increased liquidity of the fund is necessary due to the privatization of Chunghwa, the current policy for plan assets is to place funds in time deposit accounts of the financial and postal institutions, non-designated trust funds in an investing company or financial institution and government bonds. In addition, the pension fund may invest in beneficial certificates of equity securities.

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

After Privatization

The components of net periodic benefit costs of New Plan B for the period from August 13, 2005 through December 31, 2005, and of New Plan B and the pension plan of subsidiaries as of December 31, 2006 and 2007 are as follows:

	Period From August 13 to December 31, 2005	Year Ended December 31
		2006	2007
	NT$	NT$	NT$
Service cost	$1,192	$3,073	$2,809
Interest cost	—	59	110
Expected return on plan assets	(14)	(66)	(80)
Amortization of unrecognized net loss	—	45	6
Curtailment/settlement loss to be recognized	—	161	191

Net periodic benefit pension cost	$1,178	$3,272	$3,036

The changes in benefits obligation and plan assets and the reconciliation of funded status for New Plan B and the pension plans of subsidiaries are as follows:

	Period From August 13 to December 31, 2005	Year Ended December 31
		2006	2007
	NT$	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$—	$(1,683)	$(4,534)
Services cost	(1,192)	(3,073)	(2,810)
Interest cost	—	(59)	(111)
Curtailment/settlement effect	—	270	462
Actuarial (loss) gain	(501)	19	310
Benefits paid	10	6	20
Impact on acquisition of subsidiary	—	(14)	(99)

Projected benefits obligation, end of year	$(1,683)	$(4,534)	$(6,762)

Change in plan assets:
Fair value of plan assets, beginning of year	$1,080	$1,637	$2,922
Actual return on plan assets	(18)	66	82
Actuarial (loss) gain	—	—	(3)
Employer contributions	585	1,544	372
Benefits paid—settlement	—	(326)	(606)
Benefits paid	(10)	(6)	—
Impact on acquisition of subsidiary	—	7	98

Fair value of plan assets, end of year	$1,637	$2,922	$2,865

Reconciliation of funded status
Funded status	$(46)	$(1,612)	$(3,897)
Unrecognized actuarial loss	504	—	—

Net amount recognized—prepaid current asset (accrued pension liability)	$458	$(1,612)	$(3,897)

	Year Ended December 31
	2006	2007
	NT$	NT$
Amounts recognized in accumulated other comprehensive income
Net actuarial loss (gain), pretax	$334	$(380)
Deferred tax asset (liability)	(108)	123

Net impact in accumulated other comprehensive loss	$226	$(257)

Chunghwa, SENAO and CHIEF have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. Chunghwa, SENAO and CHIEF contribute in the amounts equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee established by the ROC government (the Committee) and deposited in the name of the Committee in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007). Under the Labor Standards Law, the ROC government is responsible for the administration of the Funds and determination of the investment strategies and policies. As of December 31, 2006 and 2007, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The ROC government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

As of December 31, 2006 and 2007, the accumulated benefit obligation was NT$5,755 million and NT$3,844 million, respectively.

The amounts recognized in the accompanying balance sheets at December 31, 2006 and 2007 are as follows:

	Year Ended December 31
	2006	2007
	NT$	NT$
Amounts recognized
Prepaid pension (included in other assets)	$—	$6
Accrued pension liability	(1,612)	(3,903)

Net amount recognized	$(1,612)	$(3,897)

Actuarial assumptions:

	Year Ended December 31
	2005	2006	2007
Discount rate used in determining present value	2.25%	2.00%	2.50%
Rate of compensation increase—all employees	2.00%	1.50-3.00%	1.50-3.50%
Rate of return on plan assets—all employees	3.00%	2.75-3.00%	2.75%

The Labor Pension Act of ROC (“Act”) was effective beginning July 1, 2005 and this pension mechanism was considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enactment of the Act may choose to be subject to the pension mechanism under the Act or continue to remain subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company has contributed 6% of each employee’s monthly salary per month beginning July 1, 2005. For the year ended December 31, 2006 and 2007, total contributions were NT$67 million and NT$112 million, respectively.

19.	INCOME TAXES

The components of income taxes are as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
Current	$3,044	$13,875	$14,270
Deferred	9,689	1,406	273

	$12,733	$15,281	$14,543

A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
Income tax expense computed at statutory tax rate	$11,508	$14,335	$15,999
Permanent differences	3,158	149	(63)
Investment tax credits	(1,987)	(3,093)	(2,404)
10% undistributed earning tax	979	3,942	4,324
Prior year adjustment	(5)	(871)	(3,865)
Other	(920)	819	552

Income tax expense	$12,733	$15,281	$14,543

The balance of income tax payable as of December 31, 2006 and 2007 was shown net of prepaid income tax.

Permanent differences consist primarily of tax-exempt income from the sale of available-for-sale securities and employees stock compensation expense.

Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

	December 31
	2006	2007
	NT$	NT$
Current:
Deferred income	$1,227	$1,166
Other, net	84	299

	1,311	1,465

Non-current:
Deferred income	2,837	1,733
Accrued pension costs	390	1,089
Effect on application of SFAS No. 158	108	—
Other	192	185

	3,527	3,007

Less—valuation allowance	110	83

	$4,728	$4,389

Upon the completion of the privatization, a significant portion of the deferred income tax assets related to accrued pension costs was reversed due to the settlement of the related pension obligations.

The above deferred income tax assets were computed based on a tax rate of 25%. In addition, the basis of 10% undistributed earnings tax was amended from tax-basis undistributed earnings to book-basis undistributed earnings in May 2006 and June 2007, respectively. As such, the tax rate applied to temporary difference has been changed.

20.	TRANSACTIONS WITH RELATED PARTIES

The Company was a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Equity-accounted investee before the Company has control over SENAO on April 12, 2007
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-accounted investee
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-accounted investee
Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-accounted investee
Chunghwa Precision Test Technical Co., Ltd (“CHPT”)	Subsidiary of CHI
Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of CHI
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary of CHI prior to acquisition
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI prior to acquisition
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary of CHI prior to acquisition
Tai Zhong He	Former chairman of CHIEF, a current member of the board of directors of CHIEF
Senao Networks, Inc. (“SNI”)	Subsidiary of SENAO before May 23, 2007
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Paul Lin	Vice chairman and general manager of SENAO
Senao International Miami Inc. (“SIM”)	Chairman of SIM is the vice chairman and general manager of SENAO
Senora Trading Company (“STC”)	Chairman of STC and SENAO’s vice chairman and general manager are immediate family

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2006	2007
	NT$	NT$
1) Receivables

Trade notes and accounts receivable

SNI	$—	$2
CHTG	44	—
Others	—	3

	$44	$5

2) Payables

Trade notes payable, accounts payable, and accrued expenses

TISE	$294	$141
CHSI	193	—
CHTG	37	—
Others	—	9

	$524	$150

Payable to construction supplier (included in “other current liabilities”)
TISE	$345	$191
CHSI	13	—

	$358	$191

Amounts collected in trust for others (included in “other current liabilities”)
Others	$—	$2

3) Other payables (included in other current liabilities)

Tai, Zhong He	$20	$—

4) Revenues

STC	$—	$135
CHTG	95	89
SENAO	—	32
Others	14	115

	$109	$371

5) Cost of revenues

SENAO	$—	$1,175
CHSI	306	441
TISE	374	388
ELTA	—	98
CHTG	101	64
STC	—	36
Others	—	37

	$781	$2,239

6) Acquisition of equipment

TISE	$920	$948
CHSI	283	578
Others	1	44

	$1,204	$1,570

7) Payments for acquisitions of investments

CHI	$—	$909
CIHC	—	11

	$—	$920

The Company acquired all of the shares of CHSI and CHTG from CHI in December 2007, for a total purchase price of NT$909 million cash. The Company also acquired all of the shares of DHT from CIHC, for a total purchase price of NT$11 million cash.

The foregoing terms were conducted as arm’s length transactions except for other payable to Tai, Zhong He. In 2005, CHIEF agreed to provide compensation to Tai, Zhong He for providing assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. The total compensation payable to Tai, Zhong He for this pledge was NT$20 million. The amount was based on the number of days that the pledged assets were used by CHIEF as collateral and was calculated at an interest rate below 5%. CHIEF had paid NT$20 million to Tai, Zhong He in September 2007.

The above transactions between the Company and SENAO occurred prior to the Company obtaining control over SENAO on April 12, 2007. The above transactions between the Company and CHSI, CHTG and DHT occurred prior to the Company obtaining control over CHSI, CHTG and DHT on December 20, 2007. After such dates, such transactions were eliminated upon consolidation.

SENAO rents a building from Paul Lin for retail sales and service centers. The rent is paid monthly.

21.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2007, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$1,203 million, and (b) acquisitions of telecommunications equipment of NT$12,423 million.

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

December 31, 2007
NT$
Within the following year	$1,413
During the second year	1,130
During the third year	654
During the fourth year	373
During the fifth year and thereafter	220

$3,790

As of December 31, 2007, the Company had unused letters of credit of NT$1,624 million.

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

In August 2007, ROC government decided to dissolve the Fixed-Line Fund and would refund money to the contributors within one year; therefore, the Company reclassified the Fixed-Line Fund from other assets- other to other current assets. The Company received the full amount of its original contribution of NT$1,000 million on January 11, 2008.

For Piping Fund, the Company understands that if the project is considered no longer be necessary by the ROC government, the Company will receive back its proportionate share of the net equity of the fund upon dissolution of the fund. No expiration or dissolution date is specified in the related documents.

22.	SUBSEQUENT EVENTS

On January 17, 2008, the Company acquired an additional 26% shares of Spring House Entertainment Inc. (“SHE”) amounting to 3,980 thousand common shares for a total purchase price of NT$40 million cash. Due to this acquisition, the Company increased its ownership of SHE from 30% to 56% and obtained control of SHE; therefore, the Company consolidates the accounts of SHE and its subsidiaries from that date.

In January 2008, the Company acquired 33.4% shares of KingWay Technology Co., Ltd. (“KWT”) amounting to 1,002 thousand common shares for a total purchase price of NT$70 million cash. KWT engages mainly in publishing books, data processing and software services.

In February 2008, the Company established Light Era Development Co., Ltd. (“LED”) as a wholly-owned subsidiary by paying NT$3,000 million cash. LED engages mainly in housing, office building development, rent and sale services.

In January 2008, the Company invested 16.67% shares of Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”) by paying NT$200 million cash. IBT II is an in investment company.

In January 2008, the Company invested NT$30 million cash in Taiwan Goal Co., Ltd. (“TG”). TG was established to perform import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the shareholders of TG resolved to dissolve TG at a special meeting. The Company will receive back its original investment on proportionate share of the net equity of TG after TG completes its liquidation procedure.

23.	LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd., Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Taiwan Post Co., Ltd. in the amount of $768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court. As of March 18, 2008, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of December 31, 2007, no provision was provided for the litigation.

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

The Company entered into forward exchange contracts and index future contracts and currency options to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and in stock prices for the years ended December 31, 2006 and 2007. Net losses arising from derivative financial instruments for the year ended December 31, 2006 and 2007 were NT$52 million (including realized settlement losses of NT$32 million and valuation losses of NT$20 million) and NT$856 million (including realized settlement losses of NT$271 million and valuation losses of NT$585 million), respectively.

Outstanding forward exchange contracts on December 31, 2006 and 2007 were as follows:

	Currency	Maturity Period	Contract Amount (in Million)
December 31, 2006

Sell	JPY/USD	2007.01	JPY	490
	EUR/USD	2007.01	EUR	7
	GBP/USD	2007.01	GBP	2
December 31, 2007

Sell	EUR/USD	2008.02	EUR	19
	JPY/USD	2008.02	JPY	590
	GBP/USD	2008.02	GBP	2
	USD/NTD	2008.01-03	USD	450
	EUR/NTD	2008.02-03	EUR	80
	NTD/USD	2008.01	NTD	324
Buy	NTD/USD	2008.01	NTD	65

Outstanding index future contracts on December 31, 2006 and 2007 were as follows:

	Maturity Date	Units	Contract Amount (in Million)
December 31, 2006

Index future contracts
AMSTERDAM IDX FUT	2007.01	8	EUR	1
CAC40 10 EURO FUT	2007.01	45	EUR	2
DAX INDEX FUTURE	2007.03	11	EUR	2
IBEX 35 INDEX FUTR	2007.01	7	EUR	1
MINI S&P/MIB FUT	2007.03	23	EUR	1
FTSE 100 IDX FUT	2007.03	33	GBP	2
TOPIX INDEX FUTURE	2007.03	32	JPY	513
S&P 500 FUTURE	2007.03	23	USD	8
S&P 500 EMINI FUTURE	2007.03	13	USD	1

December 31, 2007

Index future contracts
AMSTERDAM IDX FUT	2008.01	14	EUR	1
CAC40 10 EURO FUT	2008.01	17	EUR	1
DAX INDEX FUTURE	2008.03	1	EUR	—
IBEX 35 INDEX FUTR	2008.01	7	EUR	1
MINI S&P/MIB FUT	2008.03	35	EUR	1
FTSE 100 IDX FUT	2008.03	35	GBP	2
TOPIX INDEX FUTURE	2008.03	20	JPY	314
S&P 500 FUTURE	2008.03	16	USD	6
S&P 500 EMINI FUTURE	2008.03	23	USD	2

In September 2007, the Company entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) in order to hedge foreign currency fluctuations caused by capital expenditures payments and international call settlement fees which are primary denominated in US dollars. In accordance with the terms of the contract, the Company deposited US$3 million with Goldman (included in “other current assets”). Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, the Company is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4 million. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to the Company determined using a base amount of U$2 million. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time. The unrealized valuation loss arising from this contract for the year ended December 31, 2007 was NT$580 million (included in “realized and unrealized loss on derivative financial instruments”).

b.	Non-derivative financial instruments are as follows:

	December 31, 2006		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
Assets
Cash and cash equivalents	$70,673	$70,673	$76,233	$76,233
Short-term investments	6,951	6,951	18,809	18,809
Long-term Investments for which it is:
— Not practicable	1,945	1,945	2,074	2,074
Refundable deposits (included in “other assets — other”)	3,545	3,545	2,410	2,410
Liabilities
Short-term loans	126	126	36	36
Customers’ deposits	6,654	5,641	6,386	5,407
Long-term loans (including current portion of long-term loans)	323	323	20	20

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents and short-term investments—the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments—there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits—the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits—the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Short-term loans and long-term loans (including current portion)—the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

25.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its operating segments based on the various types of telecommunications services and products provided to customers. The operating segments are segregated as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular service operations—the provision of cellular and related services;

•	Internet and data operation—the provision of Internet access, lease line, and related services;

•	Cellular phone operations—the provision of cellular phones and accessories sales;

•	All other operations—the services other than the above five categories, such as paging operations and carrying out project research and providing training.

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

a.	Business segments:

As of and for the year ended December 31, 2005

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$57,873	$13,268	$14,482	$73,938	$56,951	$3,317	$219,829
Elimination of intersegment amount	(17,360)	(2,400)	—	(1,167)	(14,806)	(17)	(35,750)
US GAAP adjustments	228	83	99	238	(1)	(30)	617

Total revenues from external customers	$40,741	$10,951	$14,581	$73,009	$42,144	$3,270	$184,696

Operating costs and expenses, excluding depreciation and amortization	$35,625	$4,786	$10,549	$35,565	$27,227	$3,173	$116,925
Elimination of intersegment amount	(4,027)	(3,359)	(3,183)	(13,838)	(10,848)	(495)	(35,750)
US GAAP adjustments	4,365	82	262	1,025	5,981	541	12,256

	$35,963	$1,509	$7,628	$22,752	$22,360	$3,219	93,431

Unallocated corporate amount							4,941

Total operating costs and expenses, excluding depreciation and amortization							$98,372

Depreciation and amortization	$19,256	$728	$662	$7,474	$12,495	$800	$41,415
US GAAP adjustments	(233)	(8)	(10)	(65)	(105)	27	(394)

	$19,023	$720	$652	$7,409	$12,390	$827	41,021

Unallocated corporate amount							142

Total depreciation and amortization							$41,163

Income from operations	$2,992	$7,754	$3,271	$30,899	$17,229	$(656)	$61,489
Elimination of intersegment amount	(13,333)	959	3,183	12,671	(3,958)	478	—
US GAAP adjustments	(3,904)	9	(153)	(722)	(5,877)	(598)	(11,245)

	$(14,245)	$8,722	$6,301	$42,848	$7,394	$(776)	50,244

Unallocated corporate amount							(5,083)

Total income from operations							$45,161

Segment income before income tax	$3,215	$8,003	$3,417	$31,368	$17,653	$(1,149)	$62,507
Elimination of intersegment amount	(13,333)	959	3,183	12,671	(3,958)	478	—
US GAAP adjustments	(3,762)	(152)	(301)	(1,010)	(6,089)	(228)	(11,542)

	$(13,880)	$8,810	$6,299	$43,029	$7,606	$(899)	50,965

Unallocated corporate amount							(4,933)

Total segment income before income tax							$46,032

Segment assets	$192,398	$6,342	$11,779	$62,004	$98,573	$17,639	$388,735
US GAAP adjustments	(40,455)	(1,510)	(1,573)	(4,591)	(13,827)	(4,619)	(66,575)

	$151,943	$4,832	$10,206	$57,413	$84,746	$13,020	322,160

Unallocated corporate amount							73,008

Total segment assets							$395,168

Expenditures for segment assets	$4,518	$403	$229	$4,449	$12,707	$608	$22,914

Unallocated corporate amount							16

Total expenditures for segment assets							$22,930

As of and for the year ended December 31, 2006

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$56,378	$12,353	$13,978	$76,179	$60,888	$4,225	$224,001
Elimination of intersegment amount	(18,790)	(2,529)	(1)	(3,202)	(14,562)	(166)	(39,250)
US GAAP adjustments	1,411	64	68	46	2	—	1,591

Total revenues from external customers	$38,999	$9,888	$14,045	$73,023	$46,328	$4,059	$186,342

Operating costs and expenses, excluding depreciation and amortization	$36,586	$4,828	$10,566	$38,065	$27,680	$3,905	$121,630
Elimination of intersegment amount	(4,650)	(3,437)	(3,625)	(14,695)	(12,062)	(778)	(39,247)
US GAAP adjustments	2,780	(151)	49	(288)	224	53	2,667

	$34,716	$1,240	$6,990	$23,082	$15,842	$3,180	85,050

Unallocated corporate amount							4,345

Total operating costs and expenses, excluding depreciation and amortization							$89,395

Depreciation and amortization	$18,178	$663	$551	$8,289	$12,499	$729	$40,909
US GAAP adjustments	(215)	(7)	(9)	(69)	(110)	29	(381)

	$17,963	$656	$542	$8,220	$12,389	$758	40,528

Unallocated corporate amount							122

Total depreciation and amortization							$40,650

Income from operations	$1,613	$6,862	$2,861	$29,804	$20,731	$(409)	$61,462
Elimination of intersegment amount	(14,140)	908	3,624	11,493	(2,500)	612	(3)
US GAAP adjustments	(1,154)	222	28	403	(112)	(82)	(695)

	$(13,681)	$7,992	$6,513	$41,700	$18,119	$121	60,764

Unallocated corporate amount							(4,467)

Total income from operations							$56,297

Segment income before income tax	$736	$7,113	$2,797	$30,190	$20,872	$(679)	$61,029
Elimination of intersegment amount	(14,140)	908	3,624	11,493	(2,500)	612	(3)
US GAAP adjustments	130	52	11	(74)	(341)	(59)	(281)

	$(13,274)	$8,073	$6,432	$41,609	$18,031	$(126)	60,745

Unallocated corporate amount							(3,405)

Total segment income before income tax and minority interest							$57,340

Segment assets	$180,710	$5,104	$9,898	$60,026	$91,816	$23,684	$371,238
US GAAP adjustments	(38,999)	(1,338)	(1,670)	(4,454)	(13,820)	(5,376)	(65,657)

	$141,711	$3,766	$8,228	$55,572	$77,996	$18,308	305,581

Unallocated corporate amount							93,200

Total segment assets							$398,781

Expenditures for segment assets	$5,066	$—	$350	$9,406	$12,482	$360	$27,664

Unallocated corporate amount							17

Total expenditures for segment assets							$27,681

As of and for the year ended December 31, 2007

	Fixed-line			Cellular Service	Internet and Data	Cellular Phone	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$50,886	$11,378	$14,260	$79,372	$63,922	$11,358	$6,986	$238,162
Elimination of intersegment amount	(14,915)	(2,283)	(5)	(5,728)	(14,691)	—	(2,921)	(40,543)
US GAAP adjustments	2,987	140	128	105	1	—	(69)	3,292

	$38,958	$9,235	$14,383	$73,749	$49,232	$11,358	$3,996	200,911

Unallocated corporate amount								—

Total revenues from external customers								$200,911

Operating costs and expenses, excluding depreciation and amortization	$33,643	$4,661	$11,288	$33,274	$30,687	$13,009	$5,960	$132,522
Elimination of intersegment amount	(4,520)	(3,167)	(3,428)	(14,880)	(14,061)	—	(395)	(40,451)
US GAAP adjustments	2,093	(62)	(11)	(105)	179	—	173	2,267

	$31,216	$1,432	$7,849	$18,289	$16,805	$13,009	$5,738	94,338

Unallocated corporate amount								4,398

Total operating costs and expenses, excluding depreciation and amortization								$98,736

Depreciation and amortization	$16,570	$605	$412	$8,732	$12,778	$33	$526	$39,656
US GAAP adjustments	(183)	(6)	(7)	(81)	(120)	—	(4)	(401)

	$16,387	$599	$405	$8,651	$12,658	$33	$522	39,255

Unallocated corporate amount								106

Total depreciation and amortization								$39,361

Income from operations	$673	$6,112	$2,560	$37,366	$20,457	$(1,684)	$500	$65,984
Elimination of intersegment amount	(10,395)	884	3,423	9,152	(630)	—	(2,526)	(92)
US GAAP adjustments	1,077	208	146	291	(58)	—	(238)	1,426

	$(8,645)	$7,204	$6,129	$46,809	$19,769	$(1,684)	$(2,264)	67,318

Unallocated corporate amount								(4,504)

Total income from operations								$62,814

Segment income before income tax	$(618)	$6,232	$2,624	$37,563	$20,485	$(1,597)	$265	$64,954
Elimination of intersegment amount	(10,395)	884	3,423	9,152	(630)	—	(2,526)	(92)
US GAAP adjustments	2,478	137	107	94	(112)	—	(127)	2,577

	$(8,535)	$7,253	$6,154	$46,809	$19,743	$(1,597)	$(2,389)	67,439

Unallocated corporate amount								(3,106)

Total segment income before income tax								$64,333

Segment assets	$159,576	$4,778	$8,182	$56,119	$85,636	$4,741	$40,775	$359,807
US GAAP adjustments	(37,235)	(1,422)	(1,652)	(4,494)	(13,881)	—	(5,804)	(64,488)

	$122,341	$3,356	$6,530	$51,625	$71,755	$4,741	$34,971	295,319

Unallocated corporate amount								110,915

Total segment assets								$406,234

Expenditures for segment assets	$4,795	$—	$323	$5,340	$14,073	$39	$426	$24,996

Unallocated corporate amount								72

Total expenditures for segment assets								$25,068

Upon consolidating the accounts of SENAO and its subsidiaries, the chief operating decision maker allocates resources and assesses the performance of aforementioned entities as cellular phone operation and has been presented such as a separate reportable segment.

As significance of paging operations has been decreased below quantitative thresholds required by SFAS No. 131 in 2006 and thereafter, the Company did not disclose paging operations separately, and the disclosures for 2005 was changed accordingly to conform with the segment disclosure for 2006.

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
Taiwan, ROC	$180,793	$182,687	$195,981
Overseas	3,903	3,655	4,930

	$184,696	$186,342	$200,911

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has long-lived assets in Thailand, U.S., Vietnam, Hong Kong and China and except for NT$0.06 million and NT$37 million at December 31, 2006 and December 31, 2007, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.