Form 20-F
period 2008-12-31
CHUNGHWA TELECOM CO LTD
filed 2009-04-22
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

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

Fufu Shen

21-3 Hsinyi Road, Section 1, Taipei,

Taiwan, Republic of China

Tel: +886 2 2344-5488

Fax: +886 2 3393-8188

(Name, Telephone, email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value NT$10 per share American Depositary Shares, as evidenced by American Depositary Receipts, each representing 10 Common Shares	New York Stock Exchange* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

9,696,808,181 Common Shares

178,056,795 American Depositary Shares

2 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

            U.S. GAAP  ☐                International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐                Other  ☒

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

FISCAL YEAR ENDED DECEMBER 31, 2008

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

A. Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2006, 2007 and 2008, and the selected balance sheet data as of December 31, 2007 and 2008 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected income statement and cash flow data for the years ended December 31, 2004 and 2005, and the selected balance sheet data as of December 31, 2004, 2005 and 2006 set forth below, are derived from our audited consolidated financial statements not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the Republic of China, or R.O.C. GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP, as further explained under note 34 to our consolidated financial statements included herein.

	Years Ended December 31,
	2004(1)	2005(1)	2006(1)	2007(1)	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Income Statement Data:
ROC GAAP
Net revenues	182.6	183.4	184.5	197.4	201.7	6.2
Operating costs(2)	(92.0)	(92.9)	(93.8)	(106.6)	(113.5)	(3.5)

Gross profit	90.6	90.5	90.7	90.8	88.2	2.7
Operating expenses(2)	(30.4)	(31.4)	(34.4)	(30.4)	(29.6)	(0.9)

Income from operations	60.2	59.1	56.3	60.4	58.6	1.8
Non-operating income and gains(3)	1.1	1.9	1.8	2.4	3.4	0.1
Non-operating expenses and loses(3)	(0.5)	(1.4)	(0.4)	(1.0)	(2.3)	(0.1)

Income before income tax	60.8	59.6	57.7	61.8	59.7	1.8
Income tax expense	(10.9)	(11.9)	(12.8)	(13.1)	(13.9)	(0.4)

Consolidated net income	49.9	47.7	44.9	48.7	45.8	1.4

Attributed to:
Stockholders of the parent	49.9	47.7	44.9	48.2	45.0	1.4
Minority interest	—	—	—	0.5	0.8	—

	Years Ended December 31,
	2004(1)	2005(1)	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Earnings per share:
Basic	4.99	4.77	4.56	4.94	4.64	0.14
Diluted	—	—	—	4.93	4.63	0.14
Earnings per ADS equivalent:
Basic	49.87	47.66	45.61	49.35	46.42	1.42
Diluted	—	—	—	49.35	46.31	1.41
US GAAP
Net revenues	185.2	184.7	186.3	200.9	204.4	6.2
Operating costs and expenses	(123.7)	(139.6)	(130.0)	(138.1)	(147.1)	(4.5)

Income from operations	61.50	45.1	56.3	62.8	57.3	1.7
Non-operating income, net	0.7	0.9	1.1	1.5	1.4	—

Income before income tax and minority interest	62.2	46.0	57.4	64.3	58.7	1.7
Income tax expense	(11.3)	(12.7)	(15.3)	(14.5)	(14.5)	(0.4)

Income before minority interest	50.9	33.3	42.1	49.8	44.2	1.3
Minority interest	—	—	—	(0.3)	(0.5)	0.0

Net income	50.9	33.3	42.1	49.5	43.7	1.3

Earnings per share:
Basic	5.03	3.29	4.30	5.08	4.52	0.14
Diluted	—	—	—	5.08	4.51	0.14
Earnings per ADS equivalent:
Basic	50.31	32.90	43.01	50.81	45.19	1.38
Diluted	—	—	—	50.80	45.09	1.38

Balance Sheet Data:
ROC GAAP
Working capital	(32.7)	36.2	47.8	60.6	48.3	1.5
Long-term investments	6.0	5.9	5.7	5.6	8.9	0.3
Properties	379.5	360.9	343.5	330.8	323.0	9.9
Goodwill	—	—	0.1	0.2	0.2	0.0
Total assets	467.1	458.9	461.4	469.6	463.6	14.2
Long-term loans	0.5	0.3	—	—	—	—
Deferred income	0.4	0.3	1.0	1.5	2.1	0.1
Other liabilities	6.4	7.6	8.5	11.0	11.8	0.4
Total liabilities	108.0	52.0	61.3	71.8	83.9	2.6
Capital stock	96.5	96.5	96.7	96.7	97.0	3.0
Cash dividend on common shares	43.4	45.3	40.7	34.6	40.7	1.2
Stockholders’ equity attributable to common stockholder of the parent	359.1	406.9	400.0	395.0	376.6	11.5
Minority interest	—	—	0.1	2.8	3.1	0.1
US GAAP
Total assets(4)	438.4	395.2	398.8	406.2	400.7	12.2
Total liabilities(4)	119.7	67.4	78.6	85.7	94.8	2.9
Minority interest	—	—	0.1	2.7	3.1	0.1
Capital stock	96.5	96.5	96.7	96.7	97.0	3.0
Stockholders’ equity(4)	318.7	327.8	320.1	317.8	302.8	9.2

	Years Ended December 31,
	2004(1)	2005(1)	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Cash Flow Data:
ROC GAAP
Cash provided by operating activities	93.3	87.4	100.7	89.0	91.9	2.8
Cash used in investing activities	(31.7)	(28.3)	(18.8)	(38.6)	(34.5)	(1.0)
Cash used in financing activities	(45.9)	(46.6)	(52.9)	(44.3)	(52.3)	(1.6)
Net cash inflow	15.7	12.6	28.8	5.6	5.1	0.2

Other Financial Data:
ROC GAAP
Gross margin(5)	50%	49%	49%	46%	44%	44%
Operating margin(6)	33%	32%	31%	31%	29%	29%
Net margin(7)	27%	26%	24%	24%	22%	22%
Capital expenditures	22.9	22.9	27.7	25.1	30.1	0.9
Depreciation and amortization	41.1	41.6	41.0	39.8	38.2	1.2
Cash dividends declared per share	4.70 (8)	4.30 (8)	3.58 (8)	4.26 (8)	— (9)	— (9)
Stock dividends declared per share	—	0.20	1.00	2.10	— (9)	— (9)

(1)	Certain accounts in the financial statements as of and for the years ended December 31, 2004, 2005, 2006 and 2007 have been reclassified to conform to the financial statements as of and for the year ended December 31, 2008.
(2)	As a result of the adoption of Interpretation 96-052 issued by the Accounting and Research Development Foundation, or ARDF, in the Republic of China, beginning from January 1, 2008, bonuses paid to employees, directors, and supervisors are recognized as an expense rather than an appropriation of earnings, and we recorded NT$1,318 million (US$40.2 million) in operating costs and expenses.
(3)	Includes interest income of NT$224 million, NT$452 million, NT$804 million, NT$1,453 million and NT$1,916 million (US$58 million) for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 respectively, and interest expense of NT$5 million, NT$2 million, NT$6 million, NT$15 million and NT$4 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 respectively.
(4)	As of December 31, 2006, we adopted SFAS 158 “Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Benefits” and recorded the under-funded status of our defined benefit pension plan as a liability of NT$0.3 billion with a corresponding offset, net of taxes, to deferred income tax assets of NT$0.1 billion and accumulated other comprehensive income within stockholders’ equity of NT$0.2 billion.
(5)	Represents gross profits divided by net revenues.
(6)	Represents income from operations divided by net revenues.
(7)	Represents net income attributed to stockholders of the parent divided by net revenues.
(8)	Dividends for 2004, 2005, 2006 and 2007 in U.S. dollars were US$0.15, US$0.13, US$0.11 and US$0.13, respectively.
(9)	Dividends for 2008 are expected to be declared at our 2009 annual general stockholders’ meeting scheduled for June 2009.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$32.76 = US$1.00, which was the noon buying rate in the City of New York for cable transfers of New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. This translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that or any other rate or at all. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2004	33.37	34.16	31.74	31.74
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.41	33.41	32.26	32.43
2008	31.51	33.58	29.99	32.76
October	32.70	33.50	32.14	32.97
November	33.10	33.42	32.77	33.29
December	33.16	33.58	32.45	32.76
2009 (through April 17)	34.10	35.21	32.82	33.81
January	33.37	33.70	32.82	33.70
February	34.24	35.00	33.61	35.00
March	34.30	35.21	33.75	33.87
April (through 17)	33.60	33.88	33.05	33.81

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Company and the Taiwan Telecommunications Industry

The current global recession and credit crisis may cause significant disruptions to our customers and their demand for telecommunications services. Demand for our products has been, and will continue to be, adversely affected by overall macroeconomic conditions.

The current global recession and credit crisis since the second half of 2008 has been having a significant negative impact on businesses around the world. Taiwan and other major economies around the world, including the United States and China, have entered a period of economic contraction or significantly slower economic growth. In particular, the current global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation have contributed to a significant slowdown in the market demand for telecommunications services, which has led to a decrease in demand for our services. We cannot assure you when an economic recovery may occur, or even when an economic recovery does occur, that demand for our services will increase. The combined effects of the global recession may have a material adverse impact on our results of operations, cash flows and financial condition, which may cause the price of our ADSs to decline significantly.

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

The licenses granted by the ROC government authorities for operating 2G cellular services on the GSM 900MHz and GSM 1800MHz spectrum will expire in 2012 and 2013, respectively. We cannot assure you that we will be able to continue operating our 2G cellular services in the same manner after 2013, which could have a material adverse effect on our business.

The licenses granted by the ROC government authorities for operating 2G cellular services on the GSM 900MHz and GSM 1800MHz spectrum will expire in 2012 and 2013, respectively. There are currently three mobile network operators that offer 2G cellular services in Taiwan. All three 2G mobile network operators in Taiwan have engaged in discussions with the National Communications Commission and Ministry of Transportation and Communications to discuss the government’s plan for 2G cellular services after 2013. Along with the other two 2G mobile network operators in Taiwan, we have expressed our desire to continue operations of 2G cellular services in Taiwan and have asked the government regulators to extend the licenses. We anticipate the government will announce its plans for 2G cellular services at the end of 2009. While we believe that the government will continue to allow operations of 2G cellular services and promulgate a framework for renewing the licenses, we cannot assure you of the ultimate outcome. If we cannot continue operate our 2G wireless services beyond 2013, our business and future results of operators may be adversely affected.

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

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For instance, the National Communications Commission adopted a price reduction plan on December 12, 2006 that resulted in a number of price reductions in the tariff structures relating to our local telephone, cellular and ADSL services from 2007 through 2009. The National Communications Commission is currently reviewing the results of this price reduction plan and has set price control as an item on its administrative agenda for the coming year. While no details of the next price reduction plan have been released, further price reductions are expected. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff Adjustments.”

In addition, we operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer.

Our investment project in Global Mobile Corporation may be subject to regulatory approval by the National Communications Commission

Our investment project in Global Mobile Corporation, a company that acquired a WiMAX license in 2007, was overruled by the National Communications Commission on April 1, 2008 on the grounds that it is unfair to other parties that submitted bids for licenses if we were allowed to invest in a company that acquired a license when we failed to obtain a license. On October 23, 2008, the National Communications Commission overturned its ruling on April 1, 2008 about our investment in Global Mobile Corporation, a company that acquired a WiMAX license in 2007. The new ruling states that our 2007 investment in Global Mobile Corporation has been allowed. We cannot assure you that the National Communications Commission will not implement other restrictions on our investments in the future, which could have a material adverse effect on our business.

Increasing competition resulting from the ongoing liberalization of the Taiwan telecommunications industry or from alternative means of communication may materially and adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

We have faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, multiple licenses to operate fixed line, cellular, paging and other services have been issued by the Republic of China government since 1996. The National Communications Commission opened applications for VoIP (070) phone numbers in November 2005. As of the end of 2008, three Type I service providers—New Century InfoComm Tech. Co., Ltd., or Sparq, Taiwan Fixed Network and us—and two Type II service providers—Taiwan Infrastructure Technology Company and one of our subsidiaries, Chief Telecom—have obtained VoIP phone numbers. We have been granted 070 VoIP phone numbers from the National Communications Commission. However, we currently do not have any plans to commence 070 VoIP number service because the National Communications Commission has not given us the right to set the tariff for outbound calls from 070 numbers.

We also face increased competition due to local loop unbundling, which is the regulatory process of allowing other telecommunications operators to use the local loops or last mile connections owned by us. The local loop or last mile connections are the physical wire connections between the telephone exchange’s central office to the customer’s premises usually owned by the incumbent telephone company. We first entered into agreements regarding local loop unbundling of voice with Sparq in March 2004 and with Taiwan Fixed Network and Asia Pacific Broadband Telecom in May 2004. We subsequently entered into an agreement for full local loop unbundling of both voice and data with Sparq in July 2005. In January 2007, the National Communications Commission requested each dominant integrated services operator, including us, to reserve 15% of its local loop for leasing to other service operators unless the then remaining available local loop of the operator not leased out is less than 15%, in which case the operator should reserve such remaining loop. In addition, the National Communications Commission had defined local loop facilities as the “bottleneck” of the telecommunications network and further amended the “Administrative Rules for Network Interconnection between Telecommunication Service Providers” in April 2007, which provides that we can only charge other local telephone service providers at cost for local loop services instead of on the basis of commercial negotiations and the rental tariff must be approved by the National Communications Commission each year. The National Communications Commission approved telecommunications operators to charge NT$140 for local loop monthly rental starting from November 1, 2007. However, our proposed monthly rental submitted in July 2008 has not been approved.

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

In accordance with our articles of incorporation, besides the managers, deputy managers and human resource directors of our various departments and groups, all of our employees are members of our principal labor union, the Chunghwa Telecom Workers Union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. Despite having taken measures to improve relations, increase cooperation and ensure mutual benefit with our labor union, such as increasing channels of communications by holding periodic labor resource review meetings and guaranteeing a labor union seat on our board of directions, we cannot assure you that we will be able to maintain a good relationship with our labor union. Any deterioration of our relationship with our labor union could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation.

Changes in technology may render our current technologies obsolete or require us to obtain licenses for introducing new services or make substantial capital investments, financing for which may not be available to us on favorable commercial terms or at all.

The Taiwan telecommunications industry has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. Developments of new technologies have rendered some less advanced technologies unpopular or obsolete. For example, demand for our paging services declined significantly since the introduction of GSM services. As a result, we recognized an impairment charge of NT$343 million relating to our paging business in 2005. If we fail to develop, or obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, we may lose our customers and market share and become less profitable.

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order for us to effectively respond to technological changes, such as the continued expansion of our High Speed Packet Access, or HSPA, cellular mobile network. We will also need to make additional capital expenditures relating to the launch of new businesses, such as Next Generation Network, or NGN, projects to migrate our fixed line networks to NGN. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the Taiwan and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. The failure to obtain funding for our capital expenditures on commercially acceptable terms and on a timely basis or at all, could jeopardize our expansion plans and materially and adversely affect our business, financial condition, results of operations and prospects.

We may not realize the benefits we expect from our investments, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2008, we made capital expenditures in relation to our network infrastructure and information technology systems of NT$30.1 billion (US$0.9 billion). Of this amount, we made capital expenditures of NT$22.4 billion (US$0.7 billion) in wireline, which includes those for fixed line and Internet and data services, equipment, NT$5.2 billion (US$0.2 billion) in wireless equipment for cellular service, and NT$2.5 billion (US$0.1 billion) in other areas. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing our expected return from our investments.

We cannot assure you that services enabled by new technologies we are implementing, such as HSPA cellular technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations.

In 2008, we recognized an other-than-temporary impairment loss of NT$1,139 million (US$34.8 million) for available-for-sale financial assets, NT$25 million (US$0.8 million) for financial assets carried at cost due to an adverse change in market conditions. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

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

We are always evaluating new growth opportunities in the broader telecommunications industry. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our wireless data services is substantially dependent on the availability of wireless data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our wireless data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected.

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

Our largest stockholder may take actions that conflict with our public stockholders’ best interests.

As of March 31, 2009, the Republic of China government, through the Ministry of Transportation and Communications, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the Ministry of Transportation and Communications, may continue to have the ability to control our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual operation and projects budget;

•	the composition of our senior management;

•	the timing and distribution of dividends;

•	the election of a majority of our directors and supervisors; and

•	our business activities and direction.

In addition, pursuant to the Telecommunications Act and our articles of incorporation, our board of directors approved the issuance of two preferred shares on March 28, 2006 to the Ministry of Transportation and Communications. As the holder of these preferred shares, the Ministry of Transportation and Communications has the right to veto any change in our name or our business and any transfer of the all or a substantial portion of our business or property and to act as a director and supervisor on the basis of its preferred shareholding. Under our articles of incorporation, these preferred shares are non-transferable and will be redeemed by us three years from their date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009. However, according to the Fixed Network Regulations, we are still required to submit a report to the National Communications Commission within 15 days after our board of directors approves the entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of our business or assets; taking over of the whole of the business or assets of any other company which would have significant impact on our operations. The National Communications Commission also amended the Wireless Regulations and the Third Generation Mobile Telecommunications on April 3, 2009 to impose a similar requirement requiring us to submit a report within

20 days after our shareholders approves one of the above matters or our capital reduction. We cannot assure you that our largest shareholder will not take actions that impair our ability to conduct our business competitively or conflict with the best interests of our public stockholders.

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

While the management report included in this annual report concluded that our internal control over financial reporting was effective, we cannot assure you that our management will be able to conclude that our internal control over financial reporting is effective in future years. If in future years we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our consolidated financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our stockholders or otherwise harm our reputation.

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

Stockholders may have more difficulty protecting their interests under the laws of the Republic of China than they would under the laws of the United States.

Our corporate affairs are governed by our articles of incorporation, the Telecommunications Act, and by the laws governing corporations incorporated in the Republic of China. In addition, our corporate affairs may remain governed by the Statute of Chunghwa Telecom Co., Ltd. See “—Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer.” The rights of stockholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major stockholders of Taiwan companies do not owe fiduciary duties to minority stockholders. As a result, holders of our common shares and ADSs may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public stockholders of a United States corporation.

Risks Relating to Ownership of Our ADSs and Common Shares

The value of your investment may be reduced by future sales of our ADSs or common shares by us, by the Republic of China government or by other stockholders.

The government may continue to sell our common shares. Sales of substantial amounts of ADSs or common shares by the government or any other stockholder in the public market, or the perception that future sales may occur, could depress the prevailing market price of our ADSs and common shares.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the Taiwan securities market.

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.20 in February 2000 and subsequently fell to a low of 3,446.26 in October 2001. During 2008, the Taiwan Stock Exchange Index peaked at 9,295.2 on May 19, 2008, and reached a low of 4,089.93 on November 20, 2008. On April 21, 2009, the Taiwan Stock Exchange Index closed at 5,881.41. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the National Communications Commission on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the Organization Law. The National Communications Commission and the Ministry of Transportation and Communications reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the Ministry of Transportation and Communications on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 21, 2009, foreign direct holdings of our outstanding share capital is at 37.38%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the National Communications Commission will exercise its authority over us, and the National Communications Commission could decline to raise, or determine to reduce, this foreign ownership limitation.

If we are deemed to be in violation of our foreign ownership limitations, any consequences arising from such violation may materially and adversely affect us. Moreover, since we are unable to control ownership of our common shares or ADSs representing our common shares, and because we have no ability to stop transfers among stockholders, or force particular stockholders to sell their shares, we may be subject to monetary fine or lose our licenses through no fault of our own. In that event, our business could be disrupted, our reputation could be damaged and the market price of our ADSs and common shares could decline. These limitations may also materially and adversely affect our ability to obtain adequate financing to fund our future capital requirements or to obtain strategic partners, and alternate forms of financing may not be available on terms favorable to us or at all.

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

ADS holders will not generally be able to exercise voting rights attaching to the deposited securities on an individual basis. Under the deposit agreement, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of stockholders collectively in the same manner, except in the case of an election of directors and supervisors. The election of our directors and supervisors is by means of cumulative voting. In the event the depositary does not receive voting instructions from ADS holders in accordance with the deposit agreement, our chairman or his or her designee will be entitled to vote the common shares represented by the ADSs in the manner he or she deems appropriate at his or her discretion, which may not be in your interest.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our stockholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

You are required to register with the Taiwan Stock Exchange and appoint several local agents in Taiwan if you withdraw common shares from our ADS facility and become our stockholder, which may make your ownership burdensome.

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

In addition, under the current laws of the Republic of China, you will be required to be registered as a foreign investor with the Taiwan Stock Exchange for making investments in the Republic of China securities market prior to your withdrawal and holding of common shares represented by the ADSs. You will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other functions as holders of ADSs may designate. You must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without the relevant registration and appointment of the local agent and custodian and the opening of a securities trading account and bank account, you will not be able to hold, subsequently sell or otherwise transfer our common shares withdrawn from the ADSs facilities on the Taiwan Stock Exchange.

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

In 2008, our revenues under R.O.C. GAAP were NT$201.7 billion (US$6.2 billion), our net income was NT$45.0 billion (US$1.4 billion) and our basic earnings per share was NT$4.64 (US$0.14).

In 2008, we made capital expenditures totaling NT$30.1 billion (US$0.9 billion), of which 75% was related to wireline equipment, 17% was related to cellular equipment and 8% was related to other items. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

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

Broad range of communications products and services. We believe that our ability to provide an attractive and comprehensive range of telecommunications services uniquely positions us to provide bundled and value- added services to our business and residential customers. In addition, we are able to offer innovative integrated services and tariff packages to meet the specific needs of our customers.

Broad network coverage. The breadth of our network and our ownership of the so called “last mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provide us with access to existing and potential customers and creates a platform for expanding our services. As of December 31, 2008, substantially all of our installed telephone lines were capable of delivering ADSL services and network coverage of ADSL was approximately 97.0%. In order to provide higher bandwidth services for our customers, we are constructing our FTTx network. As of December 31, 2008, network coverage of FTTx was approximately 58.0%. In addition, our cellular services network provides nationwide coverage. Our large cellular spectrum allocation together with our network of 15,155 base stations position us well for the continued expansion of our cellular services in Taiwan.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom” and “HiNet” have a reputation for quality, reliability and sophisticated technology. In particular, we are the leading Internet service provider in Taiwan through HiNet. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 23 operations offices, 320 service centers, 210 exclusive services stores and six integrated call centers. We also offer comprehensive and high- quality point of sale and after sale services, and we provide web-based customer services. Moreover, our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In the Reader’s Digest Trusted Brands Award, we stood out and won the Platinum Award of Telecom Company in Taiwan for four consecutive years since 2004. We were also awarded “Best Managed Company” and “Best Commitment to Strong Dividends” in Taiwan by FinanceAsia in 2006. In January 2007, the

Standard & Poor’s Ratings Services raised our long-term foreign currency credit rating to AA from AA- with positive implications and removed us from CreditWatch. In 2007, we were also awarded the Excellence in Corporate Social Responsibility Award by the Common Wealth Magazine, the certification award by Corporate Governance Association in Taiwan and named Asia’s Best Companies by FinanceAsia.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge, which we believe cannot be easily replicated by competitors. We also believe we will continue to attract and retain high quality employees.

Comprehensive customer billing infrastructure. As Taiwan’s leading telecommunications services provider, we have extensive resources and infrastructure relating to billing services. In particular, we issue, in the aggregate, approximately 18 million invoices, including integrated bills, every month. We intend to continue taking advantage of this unique attribute by offering bill collection services to Internet content providers and other entities that lack the necessary resources and infrastructure for effective customer billing.

We have the capital resources and technology to enhance our leading position in the growing cellular and Internet services markets.

Established position in growing markets. Revenues from our cellular and Internet and data services have increased from 60.1% of revenues in 2004 to 60.7% in 2008. We expect our cellular and Internet and data services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement as well as the marketing of our products and services.

Strong capital structure. We believe we have greater financial resources than other telecommunications operators in Taiwan. In particular, our relatively low debt-to-equity capital structure, together with our high levels of cash and operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in broadband Internet protocol networks, fiber-optic networks, and 3G cellular communications networks and services. We also have begun making investments in or acquiring other companies which provide complementary telecommunications and Internet- related services to further expand our business and offer new products and services.

Advanced network technology. Since 2003, we have developed and upgraded our existing infrastructure for both mobile and fixed line networks. We developed a high-speed Internet protocol backbone network and expanded the coverage of our ADSL network. In 2008, we launched a long-term next generation network construction project that will upgrade the local fixed line networks to high-speed packet-based digital networks with FTTx technologies, including FTTC/N, FTTB and FTTH, in order to provide high speed internet, VoIP and MOD services. Our investment in network infrastructure places us in a position to capture a significant share of the Internet and high-speed data transmission market.

Research and development expertise. As of March 31, 2009, we employ over 1,150 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2008, our research and development expenses accounted for 1.6% of our revenues under R.O.C. GAAP. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

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

Fixed line: Our strategy is to maintain our position as the market leader in fixed line communications. We will continue our promotion programs to retain our Public Switched Telephone Network, or PSTN, customers. In addition, we are working on the NGN projects to facilitate network migration. The IP Multimedia Subsystem, or IMS, forms a part of our NGN. The first stage of our IMS network was deployed in November 2007 and has been completed in March 2009. Multimedia value-added service over the NGN is scheduled to launch in the third quarter 2009. The continuous deployment of the IMS network to offer new IP services will be based on the market demand. To enhance business efficiency and reduce operational expenditures, we constructed a new Multi-Protocol Label Switching-, or MPLS-, based IP backbone to consolidate existing separated IP networks in September 2008. Furthermore, we will collaborate with the third parties to develop converged and blended services to retain our customers and generate new revenues.

Cellular: Our strategy for our existing 2G cellular services, which uses the GSM standard, is to continue to expand service offerings that take advantage of our strong customer base and extensive network coverage. In particular, we will focus on increasing our average revenue per user by expanding our post-paid customer base and promoting increased use of wireless value-added services, such as our “emome” mobile Internet service, Java games, ring-back tone services and video streaming. Furthermore, we upgraded our 3G cellular service, which was based on a wideband code division multiple access, or WCDMA, technology launched on July 26, 2005, to 3.5G services on September 12, 2006. Our strategy with respect to our 3G cellular service includes the following initiatives:

•

Taking advantage of our ability to provide services using either the GSM or WCDMA standards and offering seamless service to customers with dual-mode cellular phones, which enable our customers to enjoy the benefits of network coverage while retaining their GSM cellular phone number. In order to meet the demand from our customers for high-speed wireless data access, we adopted High-Speed Downlink Packet Access, or HSDPA, technology and are continuing to develop next generation cellular technologies;

•

Encouraging our high-end customers, who are more likely to demand wireless Internet services with higher data speed access capabilities, to use our 3G and 3.5G services by offering attractive value- added services and product packages;

•	Converging fixed line and cellular services to provide customers with access to personalized information through personal computers or cellular phones;

•	Taking advantage of our superior brand and network quality to attract our competitors’ customers; and

•	Expanding our HSDPA coverage and enhancing the data rate to 3.6 Mbps and 7.2 Mbps to attract more 3.5G mobile Internet customers.

Internet and data: Our strategy for Internet and data services is to continue to build on the success of our HiNet Internet and broadband access services and enhance our Internet value-added services.

•

We provided ADSL and FTTx services to 4.3 million customers, which represented more than 83% of Taiwan’s fixed line broadband customers by the end of 2008. We are the leading provider of broadband Internet access in Taiwan, with a significant market share as of December 31, 2008. We have successfully migrated many of our customers from low-speed to higher-speed Internet access services. Approximately 72.5% of our broadband customers subscribe for downlink speeds of over 2 Mbps, and the average downlink speed of our Internet customers, defined as the total downlink speed subscribed divided by the total number of customers, increased from 0.6 Mbps as of December 31, 2002 to 4.3 Mbps for ADSL and FTTx and 2.4 Mbps for ADSL only as of December 31, 2008.

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

•

We are developing new media to provide both higher-speed access as well as attractive content to our customers. We are also continually enhancing our Internet value-added services, such as online games, Internet music, Internet banking and Internet protocol video services, including MOD and hiChannel, an Internet platform where customers can view videos and multimedia content. We currently do not have any plans to launch 070 VoIP service because the National Communications Commission has not given us the right to set the tariffs for outbound calls from 070 numbers. Our subsidiary, Chief Telecom, plans to launch 070 phone-to-phone VoIP service in April 2009.

Integrated services: We believe integrated services are effective in encouraging usage and enhancing customer loyalty. We intend to increase our offerings for integrated services. In particular, we believe we are uniquely positioned to provide our customers with fully integrated solutions across fixed line, cellular and Internet platforms. Our “Friends and Family” service, which offers customers preferential rates, has attracted over 1.73 million cellular customers. In addition, we provide a wide range of integrated services customized to meet the needs of our corporate customers, such as integrated network management services, integrated information and communication services, secure Internet services, 3G mobile office and mPro business service, which is designed for business professionals who need to access information, such as their email, calendar, contacts and news, wirelessly.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium-sized enterprises and in January 2007 established our Enterprise Business Group. As of December 31, 2008, our Enterprise Business Group is staffed by approximately 242 professionals and offers packaged and customized services, customer-oriented solutions and integrated information and communications services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123.” We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an Interactive Voice Response, or IVR, system. We also offer consolidated billing for our customers who use multiple services. We began to provide an e-bill service option to our customers in August 2005. Moreover, we have put in place processes to enhance bill collection and improve the quality of our billing services. To improve the quality of our customer services, we implemented a customer relationship management system, which encompass, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

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

Personnel costs. We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered voluntary retirement programs once each year during 2005, 2006, 2007 and 2008, which resulted in reductions of 4,654 employees. We also hired more than 2,150 new employees after our privatization August 2005. Since then, we continued to align our organizational structure by integrating various operating units and departments. We will also continue to reallocate our personnel from traditional fixed line services to our growing businesses and to our marketing and customer services departments, as well as exploring outsourcing opportunities where we deem appropriate.

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

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers, customer premises equipment providers, Internet portal operators, information and communication technology solutions partners to diversify our business operations and enhance our service offerings. As of the date of this annual report, we have collaborated with more than 480 information content providers, more than 145 customer premises equipment providers, more than four Internet service providers, more than two Internet portal operators and more than 20 information and communication technology solution partners.

Acquisitions and Investments. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. In January 2007, we became a 31.3% stockholder of a cellular phone distributor, Senao, by way of a public tender offer and obtained majority board representation in April 2007, upon which it became a consolidated subsidiary of ours. Senao is the largest cellular phone distributor in Taiwan with a significant market share of the total market in Taiwan. Our acquisition of Senao has increased our competitiveness in the cellular services business, strengthened our sales of mobile handsets and logistics management and benefited our financial condition. In January 2008, we acquired a 16.67% share of Industrial Bank of Taiwan II Venture Capital Co., Ltd. in order to expand our overseas network of investment companies and increase investment opportunities in emerging markets. Also in January 2008, we became a 33.4% stockholder of Kingwaytek Technology Co., Ltd., whose core businesses are the production and sales of electronic maps, technical assistance with computer peripherals and creation and development of specialized system applications. By combining our resources, we seek to build a high-quality geographic information system, or GIS, database and to develop applications related to GIS, location-based services, telematics and intelligent transportation systems to further revenue growth from our GIS-related services. In April 2008, we acquired a 33.33% equity interest in Viettel-CHT IDC, or Viettel, an Internet database center provider in Vietnam. In acquiring and developing a working relationship with Viettel, we seek to strengthen our overseas network, further our global expansion strategy and capture the growth opportunities in the Vietnamese economy and telecommunications industry. In January 2009, we became a 49% stockholder in InfoExplorer Co., Ltd., a company whose core businesses include IT solution provision, IT application consultation, system integration and package solution. The combination of InfoExplorer’s IT expertise with our communication technology capabilities will boost our information and communication technology profile.

In order to reinforce our satellite capabilities by replacing the ST-1 telecommunications satellite, in September 2008 we established ST-2 Satellite Ventures Pte., Ltd. in Singapore with our partner SingTelSat Pte., Ltd. Our ownership in ST-2 Satellite Ventures Pte., Ltd. is 38% and we plan to invest approximately NT$1.4 billion in this entity.

After our privatization, we have focused our investment strategy on the development of new businesses and the enhancement of our operation efficiency. In February 2008, we established a wholly owned subsidiary named Light Era Development Co., Ltd., a company that engages in the real estate development business. The management team of Light Era Development Co., Ltd. has extensive experience in real estate development. Their experience will provide support for our strategy of redeveloping our real estate holdings. However, due to the general weakness in the economy and property market in Taiwan, we plan to focus on managing rental revenues from our existing properties and several new properties that will begin leasing in the near future. To further our expansion into the international telecommunications market overseas, we established two wholly owned subsidiaries, Chunghwa Telecom Singapore Pte., Ltd. and Chunghwa Telecom Japan Co., Ltd., in July and September 2008, respectively. The core businesses of these subsidiaries include data wholesale, IP transiting services, international private leased circuit, or IPLC, IP VPN and voice wholesale. Both companies have successfully obtained all the necessary and relevant local telecommunication licenses and permits to operate. Through these subsidiaries, we hope to strengthen our overseas sales channels, generate sales from Taiwanese and other multinational corporations, increase international incoming voice traffic and IP transiting services and increase our overseas revenues.

Going forward, we may consider making other equity investments and acquisitions that we believe are complementary to our business and strategic goals. Our future investment will be aimed at expanding our business scale and scope, making better use of our research and development resources and operational experience and increasing our revenues through investing in core telecom businesses as well as value-added services. We expect to target the markets of our overseas investments from Southeast Asia to China while carefully evaluating the risks involved.

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and intend to maintain our high dividend payout policy. Following our privatization, we have more flexibility to implement capital management initiatives, including possible repurchases of our outstanding common shares and increases in our leverage through debt financing. We bought back 192,000,000 shares between February 10, 2006 and April 7, 2006 and cancelled those shares on June 30, 2006. We bought back 121,075,000 shares between August 29, 2007 and October 25, 2007 and cancelled those shares on December 29, 2007 and February 21, 2008, respectively.

At the annual general stockholders’ meeting held on June 15, 2007, it was resolved to reduce the amount of capital by a cash distribution to our stockholders in order to improve our financial condition and better utilize our excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9.7 billion to capital stock. Subsequently, capital stock was reduced by NT$9.6 billion and a liability for the actual amount of cash to be distributed to stockholders of NT$9.7 billion was recorded. The difference between the reduction in capital stock and the distribution amount represents treasury stock of NT$0.1 million, which was concurrently cancelled. Such cash payment to stockholders was made on January 9, 2008. On August 14, 2008, we held an extraordinary general meeting and passed a capital reduction plan. We transferred NT$19.1 billion (US$0.6 billion) from capital surplus to capital stock and the same amount was later reduced from capital stock. The cash payment of NT$19.1 billion was made on March 20, 2009 to our stockholders.

B. Business Overview

Our Principal Lines of Business

The following table sets forth our revenues from our principal lines of business for the periods indicated.

	Year ended December 31,
	2006*		2007*		2008*
	NT$		NT$		NT$
	(in billions, except percentages)
Fixed line:
Local	37.4	20.2%	35.7	18.1%	34.6	17.1%
Domestic long distance	9.8	5.3	9.1	4.6	8.5	4.2
International long distance	14.0	7.6	14.3	7.2	14.0	7.0

Total fixed line	61.2	33.1	59.1	29.9	57.1	28.3

Cellular services	73.0	39.5	73.6	37.3	72.3	35.9
Internet and data:
Internet	35.5	19.3	37.7	19.1	38.0	18.8
Data(1)	10.8	5.8	11.5	5.9	12.1	6.0

Total Internet and data	46.3	25.1	49.2	25.0	50.1	24.8
Cellular phone(3)	—	—	13.2	6.7	16.3	8.1
All others(1)(2)	4.0	2.3	2.3	1.1	5.9	2.9

Total revenues	184.5	100.0%	197.4	100.0%	201.7	100.0%

(1)	Beginning in 2007, we no longer account for MOD revenues under our all others business segment and account for MOD revenues in data revenues under our Internet and data business segment. MOD revenues accounted for NT$0.2 billion, NT$0.4 billion and NT$0.6 billion in 2006, 2007 and 2008, respectively. In this table, MOD revenues were classified under our all others business segment in 2006 and our internet and data business segment in 2007 and 2008.
(2)	Our all others business segment includes revenues from our other services, which includes (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by us to third parties, and (vi) other non-core value-added services.
(3)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the revenues from cellular phone sales of our consolidated subsidiary, Senao, under our cellular phone business segment beginning April 12, 2007.
(*)	In order to strengthen internal management, starting from 2008, we allocated some of our costs from non-regulated services directly to other segments instead of using internal transfer pricing. The effect of the change of measurement method caused intersegment service revenues of local services and our all others business segment to decrease by approximately $8.7 billion and $4.4 billion, respectively. There was no impact on the intersegment service of domestic long distance, international long distance, cellular, and Internet and data services due to the change of measurement method. The effect of the change of measurement method caused segment income before income tax of local services and our all others business segment to decrease by approximately $0.7 billion and $0.5 billion, respectively, and that of domestic long distance, international long distance, cellular and Internet and data services to increase by approximately $0.2 billion, $0.1 billion, $0.6 billion and $0.3 billion, respectively. The segment disclosure of 2006 and 2007 was changed to conform to the segment disclosure of 2008.

Fixed Line

The provision of fixed line services is one of our principal business activities. We are the largest provider of local, domestic long distance and international long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other cellular and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from fixed line services were NT$61.2 billion, or 33.1 % of our revenues, in 2006, NT$59.1 billion, or 29.9% of our revenues, in 2007 and NT$57.1 billion, or 28.3% of our revenues, in 2008. Owing primarily to the expansion of our broadband and cellular services, we expect that revenues from our fixed line business as a percentage of our total revenues will continue to decline.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
	(in billions)
Local telephone revenues:
Usage	13.3	12.4	11.5
Subscription	18.2	18.0	17.7
Interconnection	2.9	2.6	2.5
Pay telephone	0.4	0.3	0.7
Other	2.6	2.4	2.2

Total	37.4	35.7	34.6

We provide local telephone services to approximately 12.73 million customers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 20.2%, 18.1% and 17.1% of our total revenues in 2006, 2007 and 2008, respectively. Approximately 74.8% of our local telephone customers as of December 31, 2008 were residential customers, accounting for 59.6% of our local telephone revenues in 2008. We are currently the leader of the local telephone service market, with an average market share of approximately 97.4%, 97.4% and 97.3% in 2006, 2007 and 2008, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31,
	2006	2007	2008
	(in thousands, except percentages and per household data)
Taiwan population(1)	22,877	22,958	23,037
Fixed line customers:
Residential	9,822	9,691	9,530
Business	3,300	3,261	3,203
Total	13,122	12,952	12,733
Growth rate (compared to the same period in the prior year)	(1.0)%	(1.3)%	(1.7)%
Penetration rate (as a percentage of the population)	57.4%	56.4%	55.3%
Lines in service per household	1.33	1.29	1.24

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local customer lines has historically been driven by population growth. The number of fixed line customers decreased by 1.3% in 2007 compared to 2006 due to customers replacing fixed lines with cellular services. The number of fixed line customers decreased by 1.7% in 2008 compared to 2007.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	(in millions, except percentages)
Minutes from local calls(1)(2)	18,575	17,268	15,877
Growth rate (compared to the same period in the prior year)	(12.0)%	(7.0)%	(8.1)%

(1)	Includes minutes from local calls made on pay telephones.
(2)	Calls to our HiNet service, which are recorded as part of our Internet and data services, are not included in our local call minutes or revenues.

Minutes from local calls declined as non-HiNet narrowband customers migrated to broadband Internet services, which do not require dial-up telephone access. This decline was also due to traffic migration to broadband and cellular services as well as VoIP services. As a result of (i) our promotions in 2006 and 2007 of lower-speed ADSL services, (ii) an overall reduction in ADSL service tariffs since 2007 and (iii) promotional sales of FTTx service in 2008, some non-HiNet dial-up customers migrated to ADSL and FTTx service, which also contributed to a continued decline in minutes from local calls. However, we believe the rate of migration of traffic from fixed line services to broadband and cellular services is slowing.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year ended December 31,
	2006		2007		2008
Average local telephone usage fee (per minute)	NT$	0.72	NT$	0.73	NT$	0.74
Growth rate (compared to the same period in the prior year)		2.9%		1.4%		1.4%

Average per minute usage charges increased from NT$0.72 per minute in 2006 to NT$0.73 per minute in 2007 and NT$0.74 per minute in 2008. The increases were primarily due to a decline in demand for our discounted Internet tariff packages as a result of a migration of non-HiNet dial-up customers to our ADSL services.

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

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services comprised 5.3%, 4.6% and 4.2% of our revenues in 2006, 2007 and 2008, respectively. Our average market share in the domestic long distance market was approximately 83.6%, 86.5% and 85.2% in 2006, 2007 and 2008, respectively. Residential customers accounted for 59.2% of our domestic long distance revenues in 2008.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	(in millions, except percentages)
Domestic long distance telephone service usage (minutes)	4,643	4,325	4,000
Growth rate (compared to the same period in the prior year)	(9.5)%	(6.8)%	(7.5)%

Minutes of use for domestic long distance calls have been declining as a result of traffic migration to cellular services, competition from other fixed line operators and increased use of VoIP. We expect declines in minutes of use for fixed line services to continue in the future for the same reasons.

The following table sets forth information with respect to the average domestic long distance telephone usage charge per minute for the periods indicated.

	Year ended December 31,
	2006		2007		2008
Average domestic long distance telephone usage fee (per minute)	NT$	1.65	NT$	1.66	NT$	1.68
Growth rate (compared to the same period in the prior year)		0%		0.6%		1.2%

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.035 per second. Our current domestic long distance rate for off-peak hours is NT$0.025 per second. The rates for both peak hours and off-peak hours are the same for residential and business customers. Our average domestic long distance usage charge per minute increased 0.6% in 2007 due to a 1.5% increase in peak hour usage over 2006 and increased 1.2% in 2008 due to a 22.59% increase in the unit price for domestic long distance calls from public phones over 2007.

We provide so-called “intelligent” network services over our domestic long distance network, including toll- free calling, universal number, televoting, premium rate service and VPNs. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 7.6%, 7.2% and 7.0% of our revenues in 2006, 2007 and 2008, respectively. Residential customers generated 42.0% of our international long distance revenues during 2008. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure.

Since fixed line services have been open for competition since 2001, we expect competition in this line of business will continue to intensify. We believe other fixed line operators consider the international long distance market to be their primary focus. Our average market share of the international long distance market was approximately 58.3%, 61.6% and 59.5% in 2006, 2007 and 2008, respectively. Our market share decreased in 2008 primarily because of a decrease in our sales of prepaid card minutes. Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use VoIP technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented 7.8% and 8.1% of our total outgoing international traffic in 2007 and 2008, respectively.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2006, 2007 and 2008, we sold 1,041.5 million, 1,039.9 million and 1,158.9 million of wholesale outgoing minutes, which represented approximately 46.5%, 43.5% and 48.8% of our total outgoing international long distance minutes, respectively. Revenues from the wholesale of international long distance minutes increased by 25.2% from NT$1,809 million in 2007 to NT$2,266 million in 2008. As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate increases in international minutes without accelerating the decrease in international long distance rates in the more profitable retail segment.

International calls to our top five destinations represented 65.8% of our outgoing international long distance call traffic in 2008. International calls from our top five destinations represented 64.4% of our incoming international long distance call traffic in 2008.

The following table shows the percentage of total outgoing international long distance minutes for our top five outgoing destinations in 2008.

Destination	Percentage of total outgoing minutes
Mainland China	36.4%
Philippines	11.1
Vietnam	7.5
United States	7.2
Indonesia	3.6

Total of top five destinations	65.8%

The following table shows the percentage of total incoming international long distance minutes for our top five incoming destinations in 2008.

Destination	Percentage of total ingoing minutes
Mainland China	28.4%
United States	18.1
Japan	9.6
Hong Kong	4.3
Canada	4.0

Total of top five destinations	64.4%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	As of December 31,
	2006	2007	2008
	(in thousands, except percentages and incoming/outgoing ratio)
Incoming minutes	1,354	1,666	1,948
Growth rate (compared to the same period in the prior year)	5.0%	23.0%	16.9%
Outgoing minutes	2,239	2,389	2,375
Growth rate (compared to the same period in the prior year)	11.7%	6.7%	(0.6)%
Total minutes	3,593	4,055	4,323
Incoming/outgoing ratio	0.60	0.70	0.82

Total outgoing international long distance minutes increased by 6.7% from 2006 to 2007, primarily due to promotions and increased prepaid card minutes among foreign workers, and decreased by 0.6% from 2007 to 2008 primarily due to foreign workers transitioning to using cellular prepaid cards from other service providers instead of our prepaid calling cards. Our incoming all volume increased by 23.0% from 2006 to 2007 due to increased bilateral volume commitment arrangements and more flexible and competitive international settlement rates and increased by 16.9% from 2007 to 2008 due to an increase of 16 overseas bilateral arrangement partners.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year ended December 31,
	2006		2007		2008
Average international long distance usage charge (per minute)	NT$	4.7	NT$	4.5	NT$	4.2
Growth rate (compared to the same period in the prior year)		(13.0)%		(4.3)%		(6.7)%

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. In anticipation of new competition, we substantially reduced our international tariffs by an average of 37% in April 2001 to defend our business and market share. In addition, we offered our customers significant promotional packages and discounts during off-peak hours in 2006, 2007 and 2008 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years. However, we anticipate that an increase in the international call traffic may partially offset the decline in tariffs.

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

The following table sets forth information with respect to our gross international settlement receipts and payments during the periods indicated.

	Year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
	(in billions)
Gross international settlement receipts	3.1	3.2	3.7
Gross international settlement payments	3.8	4.7	4.1

Our payments on an aggregate basis to international carriers have been more than our receipts from these carriers primarily because our customers’ outgoing minutes exceeded incoming minutes.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international VPNs, international toll free calling and calling card services, and our international long distance minutes wholesale business. Our subsidiary, Chief Telecom, plans to launch 070 phone-to-phone VoIP service in the second half of 2009. When demand for 070 VoIP service grows, we will bundle Chief Telecom’s 070 VoIP service with other services we provide to meet customers’ needs. We currently do not have any plans to launch 070 VoIP number service because the National Communications Commission has not given us the right to set the tariffs for outbound calls from 070 numbers.

Cellular Services

Cellular services are one of our principal business activities. We are Taiwan’s largest provider of cellular services in terms of both revenues and customers. In 2006, we generated revenues of NT$73.0 billion, or 39.5% of our total revenues, from cellular services. In 2007, we generated revenues of NT$73.6 billion, or 37.3% of our total revenues, from cellular services. In 2008, we generated revenues of NT$72.3 billion (US$2.2 billion), or 35.9% of our total revenues, from cellular services.

Since 2008, we account for revenues from short messaging service air time charges under mobile data instead of interconnection. The following table sets forth our revenues from cellular services for the periods indicated using our new accounting categorization described above.

	Year ended December 31,
	2007	2008
	NT$	NT$
	(in billions)
Cellular revenues:
Usage(1)	59.2	56.4
Interconnection(2)	7.2	7.2
Mobile data(2)	5.6	6.9
Other	1.6	1.8

Total cellular	73.6	72.3

(1)	Includes monthly fees.
(2)	No data from 2006 is available because we did not calculate short messaging service air time charges separately in 2006.

The following table sets forth our revenues from cellular services for the periods indicated using the prior accounting categorization (i.e. short messaging service air time charges) to present the periods indicated on a comparative basis.

	Year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
	(in billions)
Cellular revenues:
Usage(1)	59.7	59.2	56.4
Interconnection	7.3	7.6	7.7
Mobile data	4.2	5.2	6.4
Other	1.8	1.6	1.8

Total cellular	73.0	73.6	72.3

(1)	Includes monthly fees.

As the market for cellular services has continued to expand, we have experienced substantial growth in our cellular customer base. We are the largest cellular operator in Taiwan in terms of revenues and number of customers. We had 8.95 million cellular customers, for a market share of approximately 35.2% of total cellular customers and approximately 33.5% of total cellular services revenues in Taiwan, as of December 31, 2008. Revenues from cellular services comprised approximately 39.5%, 37.3% and 35.9 % of our total revenues in 2006, 2007 and 2008, respectively.

We offer digital cellular service through our dual band GSM network. We are one of the three national licensed providers of GSM services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for GSM services and general packet-switched radio services, or GPRS, and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for 3G cellular services. This is the largest frequency spectrum allocation to any cellular operator in Taiwan. In February 2002, the Ministry of Transportation and Communications granted 3G cellular services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G cellular services license is valid until December 31, 2018. In July 2005, we launched our 3G cellular services using WCDMA technology. We also offer the largest international roaming network among Taiwan cellular service providers. In particular, our 2G customers have access to 330 networks in 178 countries through our GSM service roaming network and 199 networks in 104 countries through our GPRS roaming network. In addition, our 3G service system includes 81 networks in 44 counties.

As of December 31, 2008, we had approximately 15,155 cellular base stations (including both GSM base stations and 3G cellular base stations) covering substantially all of Taiwan’s population. We use these base stations to support both our GSM network and 3G networks. In 2008, we have greatly enhanced our competitiveness by upgrading more than 5,500 3G cellular base stations with HSDPA capacity and 1,200 GSM base stations with EDGE capacity in the larger metropolises of Taiwan. We will continue this process of implementing HSDPA and EDGE upgrades in the major areas of Taiwan.

The following table sets forth information regarding our cellular service operations and our cellular customer base for the periods indicated.

	As of or for the year ended December 31,
	2006		2007		2008
Taiwan population (in thousands)(1)		22,877		22,958		23,037
Total cellular customers in Taiwan (in thousands)(2)		23,249		24,302		25,413
Penetration (as a percentage of the population)(2)		101.6%		105.9%		110.3%
Total cellular revenues in Taiwan (in billions)(3)	NT$	218.1	NT$	218.5	NT$	215.9
Number of our cellular customers (in thousands)(2)(4)		8,487		8,699		8,947
Our market share by customers(2)		36.5%		35.8%		35.2%
Our market share by revenues		33.5%		33.7%		33.5%
Number of our prepaid customers (in thousands)(4)		636		632		728
Our prepaid customers as a percentage of our total customers		7.5%		7.3%		8.1%
Annualized churn rate(5)		11.6%		12.24%		11.81%
Minutes of usage (in millions of minutes)
Incoming		10,403		10,636		10,442
Outgoing		9,227		9,586		9,595
Average minutes of usage per user per month(2)(6)		197		196		189
Average revenue per user per month(2)(7)	NT$	731	NT$	714	NT$	683

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China
(2)	The number of cellular customers is based on the number of subscriber identification module, or SIM, cards. Since 2006, the total number of cellular customers in Taiwan included personal handy-phone system and 3G customers.
(3)	Data from the statistical monthly release by the National Communications Commission in the Republic of China, which include cellular revenues 2G, 3G and PHS.

(4)	Includes GSM, GPRS and 3G services.
(5)	Measures the rate of customer disconnections from cellular service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to customers switching from one of our cellular services to another) during the relevant period by (b) the average number of customers during the period (calculated by averaging the number of customers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(6)	Average minutes of usage per user per month is calculated by dividing the total minutes of usage during the period by the average of the number of our cellular customers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(7)	Average revenue per user per month is calculated by dividing our aggregate cellular services revenues during the relevant period by the average of the number of our cellular customers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The cellular market in Taiwan has grown rapidly since the liberalization of the market in 1997. Total cellular customers in Taiwan have reached approximately 25.4 million as of December 31, 2008. Cellular penetration was approximately 110.3% on the same date. We expect customer growth to continue to slow as a result of market saturation. In addition, the overall cellular services market experienced a slight decrease of 1.2% in revenues in 2008. We believe that any future growth in the number of cellular customers will depend largely upon continuing improvements in wireless technologies and wireless data applications and the availability of advanced cellular phones.

We began offering prepaid card services in October 2000 and prepaid 3G card services in February 2008. As of December 31, 2008, we had approximately 0.7 million prepaid customers representing approximately 8.1% of our total cellular customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer incentives, such as cellular phone incentives, to third-party dealers when new customers agree to sign a service contract with us ranging from 18 months to 30 months or when existing customers renew their contracts with us for a period of two years. We generally offer incentives on cellular phones equipped with more advanced data functions to promote the expansion of our GPRS and 3G cellular services. In 2008, the average amount of incentives we offered was NT$3,115 per customer, up from NT$2,452 per customer in 2007 primarily due to an increase in the proportion of incentives offered for 3G cellular phones, which are more costly than incentives for 2G cellular phones. We expect the average amount of our incentives to slightly decline in the foreseeable future, with a decrease in incentives for cellular phones generally offset by higher incentives for 3G cellular phones.

Traffic growth has been stable, and while pricing has declined, the number of post-paid customers has increased. We have also experienced a significant increase in the number of short messaging service, or SMS, messages sent by our customers, which continued to have a positive impact on traffic volume. The average minutes of usage per customer increased in 2006 because of low pricing packages, such as the “Genki Plan,” which stimulated usage. However, the average minutes of usage per customer declined in 2007 because the 2.2% growth in incoming calls was lower than the 2.5% growth in the number of customers. However, the average minutes of usage per customer slightly declined in 2008 due to the deteriorating macroeconomic conditions in Taiwan.

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

Our average revenue per user per month decreased from NT$731 in 2006 to NT$714 in 2007 due to customer growth being greater than revenue growth and a reduction in GSM rate in April 2007. Our average revenue per user per month decreased from NT$714 in 2007 to NT$683 in 2008 due to decreased call volume caused by the deteriorating economic conditions. In order to continue to increase average revenue per user reduce the negative impact caused by the economy entering recession, we intend to continue introducing new value-added services and promote our 3G and 3.5G and wireless Internet services.

In addition to our basic cellular services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated cellular value added services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we launched other cellular value-added services, such as JAVA games, unstructured supplementary service data, mobile Internet and multimedia messaging services. After the launch of our 3G cellular services, we began providing video phone, video-on-demand and other related 3G cellular value- added services as well. In addition to creating additional sources of revenues, we believe these services enhance customer loyalty and satisfaction and increase cellular traffic. Revenues from mobile data services represented 5.7%, 7.6% and 9.6% of our total cellular revenues in 2006, 2007 and 2008, respectively.

Internet and Data Services

We have experienced continued growth in our Internet and data services. Our Internet and data revenues represented 25.1%, 25.0% and 24.8% of our revenues in 2006, 2007 and 2008, respectively. We provide:

•	Internet services, including HiNet, which is the brand name of our Internet service provider, ADSL services, FTTx services, Internet value-added services and wireless local area networks; and

•	data services, including leased line services, managed data services, Internet data center services and

•	MOD services, which was reclassified from our all others business segment beginning in 2007.

The following table sets forth our revenues from Internet and data services for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
	(in billions)
Internet and data revenues:
Internet	35.5	37.7	38.0
Data(1)	10.8	11.5	12.1

Total Internet and data	46.3	49.2	50.1

(1)	Beginning in 2007, we no longer account for MOD revenues under our all others business segment and account for MOD revenues in data revenues under our Internet and data business segment. MOD revenues accounted for NT$0.2 billion, NT$0.4 billion and NT$0.6 billion in 2006, 2007 and 2008, respectively. In this table, MOD revenues were classified under our all others business segment in 2006 and our internet and data business segment in 2007 and 2008.

Internet Services

HiNet and Internet Access

The following table sets forth our revenues from Internet services for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
	(in billions)
Internet revenues:
Narrowband access	0.1	0.1	0.0
Narrowband Internet service	0.3	0.3	0.2
Broadband access (ADSL and FTTx)	19.0	20.0	20.0
Broadband Internet service (ADSL and FTTx)	13.6	15.0	16.3
Other Internet	2.5	2.3	1.5

Total Internet	35.5	37.7	38.0

We are the largest Internet service provider, or ISP, in Taiwan, with a market share of 68.1% as of December 31, 2008. As of December 31, 2008, HiNet had approximately 4.1 million subscribers, and our number of subscribers increased by a 0.5% compound annual growth rate over the two years ended December 31, 2008.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,
	2006	2007	2008
	(in thousands, except percentages)
Total Internet access customers in Taiwan	7,037	5,974	6,027
HiNet subscribers:
HiNet dial-up subscribers	1,043	626	580
HiNet ADSL subscribers	3,063	2,919	2,498
HiNet FTTx subscribers	180	528	1,016
Other access technology subscribers	19	10	9

Total HiNet subscribers	4,305	4,083	4,103

Market share(1)	61.2%	68.3%	68.1%

(1)	Based on data provided by the National Communications Commission.

We have maintained our leading market position despite a highly competitive market with over 175 Internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the Internet service provider market to continue to intensify.

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

We are the largest broadband ISP in Taiwan in terms of customers. We provide Internet services and content through our ISP brand, named HiNet. We also provide ADSL access services to other Internet service providers that do not have their own network infrastructure, and as a result, our ADSL customers also include some customers that use us only for the ADSL data access line and choose another provider for ISP services. We began providing our ADSL service in August 1999 and had approximately 3.2 million customers as of December 31, 2008. Our ADSL service allows for transmission of data at high access rates and offers high-speed broadband Internet access services. As of December 31, 2008, approximately 77.1%, or 2.5 million, of our ADSL customers were also our HiNet subscribers. As a result of increased migration to our higher-bandwidth FTTx services, the number of our ADSL customers declined in 2008.

We originally introduced our FTTx Internet and data services, with downlink speeds of 10, 50 and 100 Mbps, in 2008. The number of our FTTx customers increased significantly in 2007 and 2008 as prices became more affordable, coverage areas expanded and customer demand for higher bandwidth heightened. Many of new FTTx customers have migrated from using our HiNet dial-up and ADSL Internet services. Of the approximately 1.1 million FTTx customers as of December 31, 2008, approximately 80.0% were those that migrated from our ADSL services. We also provide FTTx access services to other Internet service providers that do not have their own network infrastructure, and as a result, our FTTx customers also include some customers that only use us for the FTTx data access line and choose another ISP to provide internet services. Of the approximately 1.1 million FTTx customers as of December 31, 2008, approximately 1.0 million were also our HiNet subscribers. We currently offer various promotional packages to encourage more migration of our HiNet dial-up and ADSL subscribers to our FTTx service. As of December 31, 2008, 24.8% of HiNet subscribers accessed the Internet through our FTTx service, and we expect this ratio to increase in the future as a result of these promotional measures.

Our market share of Taiwan’s broadband market was approximately 88.1%, 87.0% and 83.8% in 2006, 2007 and 2008, respectively.

The following table sets forth our ADSL service customers as of each of the dates indicated.

	As of December 31,
	2006	2007	2008
Our ADSL service customers (in thousands)	3,851	3,715	3,241
Average downlink speed (Mbps)(1)	2.56	2.66	4.33

(1)	Average downlink speed is calculated by dividing the total subscribed downlink speed by the total number of customers as of the relevant date. Starting from 2008, FTTx customers are included in the calculation of the average downlink speed.

Our ADSL service offers downlink speeds that range from 256 kilobits per second to 8 Mbps and uplink speeds that range from 64 kilobits per second to 640 Kbps. In December 2001, we began providing symmetrical digital service with uplink and downlink speeds of 512 kilobits per second. After our promotions in 2004 to increase customer access speeds, including our promotions for customers to upgrade to higher-speed access, the average uplink and downlink speeds of our customers have increased substantially. As of December 31, 2006, over 62.5% of our customers had subscribed for downlink speeds of over 2 Mbps, and our average downlink speed was 2.56 Mbps. Our FTTx service offers downlink speeds of 10, 50 and 100 Mbps matched with uplink speeds of 2, 3 and 5 Mbps, respectively. As of December 31, 2007, more than 69.1% our customers have subscribed to downlink speeds of over 2 Mbps, and our average downlink speed was 3.56 Mbps for all of our ADSL and FTTx customers. As of December 31, 2008, approximately 72.5% of our customers had subscribed for downlink speeds of over 2 Mbps, and our average downlink speed was 4.33 Mbps for all of our ADSL and FTTx customers.

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

The following table sets forth our average revenue per user for each of the periods indicated.

	Year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
Average revenue per user for HiNet dial-up services per month(1)	33	31	33
Average revenue per user for ADSL services per month(2)	768	749	701
Average revenue per user for FTTx services per month(3)	1,165	1,028	1,085

(1)	Average revenue per user for HiNet dial-up services per month is calculated by dividing the sum of local telephone usage revenues generated by HiNet dial-up subscribers and Internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per user for ADSL service services per month is calculated as the sum of (a) ADSL access revenues for the relevant period divided by the average of the number of our ADSL customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ADSL service revenues divided by the average of the number of HiNet ADSL subscribers on the first and last days of the period divided by the number of months in the relevant period.
(3)	Average revenue per user for FTTx service services per month is calculated as the sum of (a) FTTx access revenues for the relevant period divided by the average of the number of our FTTx service customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTx Internet service provider revenues divided by the average of the number of HiNet FTTx subscribers on the first and last days of the period divided by the number of months in the relevant period.

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

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our customers, such as network security, Blog, travel, games, e-learning, financial information, music, video, anti-virus and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our broadband Internet portal at www.hichannel.hinet.net offers online entertainment services through the Internet. In particular, our HiNet broadband (ADSL and FTTx) subscribers can access music, television programs, movies and other multi-media content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total

Internet and data services revenues. The information contained in our HiNet portal and broadband Internet portal is not a part of this annual report. In 2008, in order to comply with Taiwan tax policy, our non-core value-added service revenue has now been reclassified from our Internet and data services revenues to under our all others business segment.

Wireless Local Area Network Service

We launched our wireless local area network service in May 2002. As of December 31, 2008, we had a total of approximately 37,929 residential and business customers that lease our access points. In addition, we have established 885 hot spots in public areas, such as airports and international convention centers, where individuals can access our wireless local area network.

Data Services

The following table sets forth our revenues from data services for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$
	(in billions)
Data revenues:
Leased line	8.0	7.6	7.7
Other(1)	2.8	3.9	4.4

Total data	10.8	11.5	12.1

(1)	Beginning in 2007, we no longer account for MOD revenues under our all others business segment and account for MOD revenues in data revenues under our Internet and data business segment. MOD revenues accounted for NT$0.2 billion, NT$0.4 billion and NT$0.6 billion in 2006, 2007 and 2008, respectively. In this table, MOD revenues were classified under our all others business segment in 2006 and our internet and data business segment in 2007 and 2008.

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other cellular and fixed line service operators for interconnection with our fixed line network and for connection within their networks. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 39.8% over the three years ended December 31, 2008.

The following table shows the bandwidth of lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2006	2007	2008
	(in gigabits per second)

Total bandwidth	469.4	596.0	833.4

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

Internet Data Center Services

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth Internet and data networks. Data centers house, protect and maintain network server computers that store and deliver Internet and other network content, such as web pages, applications and data. We currently have the greatest number of Internet data centers in Taiwan compared to our competitors in Taiwan. We offer co-location, web hosting and application service provider services. To expand our Internet data center services and strengthen our cooperation with international telecommunications operators, we acquired a 70% equity interest of Chief Telecom in September 2006, which increased our Internet data center market share to over 50%.

Multimedia on Demand Services

We launched our multimedia-on-demand, or MOD, service in Taipei County and Keelung City in March 2004. As of December 31, 2008, we have expanded this service to all 22 counties and cities of Taiwan. Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our customers can access TV programs and other services. We had over 81 broadcasting channels and approximately 5,500 hours worth of on-demand programs and served approximately 0.7 million customers as of December 31, 2008. In addition, our video-on-demand service provides movies, dramas, animations, documentaries, e-learning and music programs for home entertainment. Also, we currently offer three high definition, or HD, channels and other HD video-on-demand programming, such as sports, movies and knowledge materials. We are planning to offer more HD programming in the future in order to enhance our service content and satisfy our customers’ needs. Beginning in 2007, we no longer account for MOD revenues under our all others business segment and account for MOD revenues in data revenues under our Internet and data business segment. MOD revenues accounted for NT$0.2 billion, NT$0.4 billion and NT$0.6 billion in 2006, 2007 and 2008, respectively.

Cellular Phone

We engage in the distribution and sales of cellular phones for use on our cellular network to customers through our directly-owned stores and also through third-party retailers. In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of cellular phones in Taiwan, and obtained majority board representation in April 2007, upon which it became a consolidated subsidiary of ours. The addition of Senao significantly enhanced our cellular phone distribution and sales capabilities. Beginning in April 2007, we started accounting for the revenues from our subsidiary, Senao, under our cellular phone business segment.

All Others

Our all others business segment include the (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by us to third parties and (vi) other non-core value-added services. In 2007, we also transferred MOD revenues from our all others business segment to Internet and data services. In 2008, revenue from our all others business segment accounted for approximately 2.9% of our total revenues.

Satellite Services

We are a 50% owner of the ST-1 telecommunications satellite. Singapore Telecommunications Ltd. owns the remaining 50%. ST-1 was launched on August 26, 1998 and began commercial operations on December 1, 1998. We lease out transponder capacity on ST-1 and provide satellite lease circuits. In addition, we have two satellite communication centers that enable us to provide satellite value-added services and back up systems for use in major emergencies. We also provide satellite services to Southeast Asia. We are currently constructing the ST-2 telecommunications satellite together with Singapore Telecommunications Ltd. and plan to launch this satellite by 2011. We expect to retire the ST-1 telecommunications satellite after the launch of the ST-2 telecommunications satellite.

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

Corporate Solution Services and Billing Handling Services

Our corporate solution services include planning and managing integrated communications solutions for the government and other large private enterprises. We also provide a limited amount of other corporate services not directly related to telecommunications or data communications such as systems integration services. In addition, we also provide billing handling services (i) for other cellular network operators in Taiwan to collect the fees from our fixed line customers for calls that terminate on their network and (ii) for other fixed line operators in Taiwan to collect the international long distance fees from our cellular customers for international long distance calls carried on their network.

Paging Services

We offered a broad range of wireless information services, including stock quotes on our “InterMessenger” service, weather information, news and agricultural information. Due to substitution by cellular phones and a decline in demand for our paging services, beginning in February 2007, we stopped offering some of our paging services with telephone numbers beginning with prefixes of 060, 070, 0950, 0957 and 0959. As of March 31, 2009, we are only servicing paging telephone numbers with the prefix of 0942.

Leasing of Real Estate Owned By Us to Third Parties

We also lease real estate owned by us to third parties.

Other Non-Core Value-Added Services

In 2008, we reclassified other non-core value-added services from our Internet and data business segment to our all others business segment. Our other non-core value-added services consist of services from third parties that we offer on our platform. For example, our HiNet platform allows users to purchase railroad tickets, and we generate revenues from commissions or service processing fees that we receive from the third party providing the service or product.

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

	Year ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(in billions)
Interconnection fee revenues:
Local	2.9	2.6	2.4
Domestic long distance	1.0	0.9	0.8
Cellular	7.3	7.6	7.7
Interconnection costs:
Fixed line	0.2	0.2	0.2
Cellular	6.7	6.9	7.1

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

•

Services, Products and Bundled Offerings. We continually develop new value-added services and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty. For example, we entered into an agreement with Apple Inc. and are currently the sole reseller of the iPhone 3G in Taiwan. We anticipate that the iPhone 3G, combined with our mPro service, will attract market attention, spur new customer growth, help retain existing customers and generate revenues through the increased use of our value-added services.

•

Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage. For example, we have provided our “Friends and Family”, “Genki Plan” and “Let’s Talks” promotion package to attract cellular customers.

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

We also have 23 operations offices, 320 service centers and 210 exclusive service stores located throughout Taiwan that are responsible for operations, sales and customer service in their respective local areas.

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

We purchase most of our network equipment from well-known international suppliers. As part of the purchase contract, these suppliers deliver and install the equipment for us. We also purchase from local suppliers a variety of components such as transmission lines, switches, telephone sets, MOD set-top boxes, and radio transmitters.

Approximately 14,100 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2008.

Internet Protocol Broadband Backbone Network

Our Internet protocol broadband backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed Internet protocol backbone network at the end of 2008 with 14 sets of 1.2 Tbps gigabit switch routers for the inner core network and more than 54 sets of 640 Gbps/320 Gbps/80 Gbps gigabit switch routers for the outer core network. We believe this network will enable us to meet the increasing demand for broadband access and broadband multimedia services.

Transmission Networks

As of December 31, 2008, our transmission networks consisted of approximately 1.1 million fiber kilometers of fiber optic cable for trunking and approximately 2.4 million fiber kilometers of fiber optic cable for local loop.

Between 1999 and 2002, we made significant progress in the upgrading of our plesiochronous digital hierarchy network transmission facilities to synchronous digital hierarchy network transmission facilities. Plesiochronous digital hierarchy is the traditional technology for voice network transmission systems.

Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002, we installed synchronous transport module 64 multiplexer and 10 gigabit capacity 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabit per second high-speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexer and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, between 2003 and 2007, we deployed 32-wavelength optical add-drop multiplexer rings in Taipei, Taichung, Tainan and Kaohsiung. Between 2007 and 2011, we will deploy 40/80-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, rings for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. We have already completed the deployment of 200l ROADM rings in 2008. To meet the demand for broadband services, we will install an optical cross-connect, or OXC, network and a next generation synchronous digital hierarchy network, which provides gigabit Ethernet over synchronous digital hierarchy service, between 2009 and 2013.

Based on the transmission network described above, we have been providing connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network since November 2006 and continued the service until November 2009.

As part of our strategic focus on the Internet and data markets, our local loop connections use ADSL technology. This enables us to deliver high-speed Internet, multimedia and other data services to our customers. Substantially all of our installed telephone lines are capable of delivering ADSL services. As of December 31, 2008, we had approximately 5.24 million lines of ADSL and had 3.2 million ADSL customers. In addition, the Ethernet-based FTTx system is also introduced into our access network to provide broadband services, such as MOD, high speed Internet access and VPN.

As of December 31, 2008, we have constructed approximately 1.9 million FTTx ports and had 1.1 million FTTx customers. Our FTTx service can offer high-speed broadband Internet access rates up to 100 Mbps. We plan to expand the number of FTTx ports access to approximately 5.0 million by 2011.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 19 message areas connected by a long distance network. As of December 31, 2008, we had 38 long distance exchanges, which are interconnection points between our telecommunications network.

In 2008, we completed our NGN core network, which has a local telephone capacity of 507,000 subscribers, comprising of 448,000 Session Initiation Protocol-based, or SIP-based, and 59,000 Access Gateway-based, or AG-based, subscribers. AG-based subscribers will be provided with the original services. SIP-based subscribers access the NGN core network through broadband circuits and will have access to innovative value-added services in the future along with the original services.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed NGN Managed IP backbone network in May 2008 with six sets of 640 Gbps gigabit switch routers for the inner core network and more than 34 sets of 640 Gbps gigabit switch routers for the outer core network. The bandwidth of the network is approximately 260 Gbps as of the end of the 2008. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

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

As of December 31, 2008, our domestic network included 17.3 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 99 telecommunications service providers in 51 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two time-division multiplexing, or TDM, international gateway switches and one NGN international gateway switch. In total, we had a trunk capacity of 95,040 channels as of March 31, 2009.

We currently invest in 19 submarine cables, seven of which land in Taiwan. Our aggregate total capacity in the undersea cables in which we invest is 570 gigabits per second.

Cellular Services Network

Our cellular services network consists of:

•

cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ cellular phones within the range of a cell;

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

The following table sets forth selected information regarding our cellular networks as of the dates indicated.

	As of December 31,
	2006	2007	2008
GSM system
GSM base stations	8,597	9,042	9,466
Switches	54	51	49
Lines of capacity (in thousands)	8,500	8,500	8,500
Taiwan population coverage	99.9%	99.9%	99.9%
GPRS gateway support nodes	25	25	16
GPRS Serving support nodes	20	20	17
GPRS System capacity (in thousands)	2,000	3,880	3,640

	As of December 31,
	2007	2008
3G system
3G base stations	4,471	5,689
Switches	8	8
Lines of capacity (in thousands)	2,400	3,000
Taiwan population coverage	89.0%	91.0%
GPRS gateway support nodes	16	16
Serving support nodes	11	11
System capacity (in thousands)	2,400	2,400

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

The capacity of our intelligent network is one million customers. We also completed a system expansion of our cellular services network to accommodate more than 8.5 million customers (including 2 million GPRS customers) at the end of 2003. We have GPRS and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our 3G cellular services. In preparation for the launch of 3G cellular services, we contracted with Nokia Corporation to provide the core network, radio access network, service network, transmission network and maintenance network for approximately NT$12 billion over three years. As of December 31, 2008, we have completed the construction of approximately 5,690 3G base stations with a network capacity of 3.0 million lines and 4.8 million subscribers. We launched our 3G cellular services on July 26, 2005. As of December 31, 2008, we had approximately 3.5 million 3G cellular services customers registered in the network.

Paging Network

The primary components of our paging network are:

•	paging control systems, which receive and encode incoming messages; and

•	base stations, which transmit messages to the customer’s pager.

Our paging network uses, among other technologies, the open paging protocol developed by Motorola. This technology provides higher data rate, larger content capacity, longer battery life and better error correction capabilities than other existing paging technologies. As of March 31, 2009, we had fewer than 2,500 subscribers to our paging network. We plan to discontinue our paging service after migrating paging service subscribers to our 3G network by using incentives. However, the National Communications Commission does not allow us to do that before the termination of our paging license. We are currently negotiating with the National Communications Commission for a solution.

Internet Network

HiNet, our Internet service provider, has the largest Internet access network in Taiwan, with 33 points of presence, approximately 2,040 dial-up ports, approximately 5,321,640 broadband remote access server ports and a backbone bandwidth of approximately 918 gigabits per second as of December 31, 2008. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 1,342 gigabits per second by the end of 2009.

HiNet’s total international connection bandwidth is 119.6 gigabits per second as of December 31, 2008. As we expect that Internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, Thailand and Australia.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching Internet protocol VPN. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 50 nodes. As of December 31, 2008, we had 2,426 frame relay ports, 5,273 X.25 ports, 7,867 asynchronous transfer mode ports and approximately 57,953 multi protocol label switching Internet protocol VPN virtual ports.

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

Fixed Line

We are the largest fixed line service provider in Taiwan, with a market share of approximately 97.3% in terms of customers for local telephone services, approximately 85.2% in terms of traffic for domestic long distance telephone services and approximately 59.5% in terms of traffic for international long distance telephone services in 2008. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Broadband Telecom Co. Ltd., have provided fixed line services since June 2001. We believe these operators are primarily focused on international long distance services. In addition, we anticipate that these operators will focus on corporate customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, as well as Internet service providers and international simple resale operators, have begun offering international leased line services to other fixed line operators, Internet service providers and international simple resale operators.

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

Cellular

There are currently three major GSM cellular operators in Taiwan, namely, Taiwan Mobile Co., Ltd., FarEasTone Telecommunications Co., Ltd. and us. Based on data provided by the National Communications Commission, as of December 31, 2008, we were the largest cellular operator in Taiwan, with a 42.5% market share in terms of 2G customers. In addition, there are two new 3G cellular operators in Taiwan, namely Asia Pacific Broadband Wireless Communications Inc. and Vibo Telecom Inc., as well as one personal handyphone system operator, First International Telecom. Furthermore, the government issued a total of thirteen mobile virtual network operator licenses to Hicall Telecom Co., Ltd., Save Com International Inc., KGEx.com, China Motion Telecom (Taiwan) Limited, New Century InfoComm Tech. Co., Taiwan Fixed Network, INFOTECH International Corp., President Chain Store Corp., AURORA Telecom Corporation, ARCOA Communication Co., Chunghwa Wideband Best Network, Tai Tone Telecom Co., Ltd. and Carrefour Telecom Co., Ltd., which allow operators without a spectrum allocation to provide cellular services by leasing the capacity and facilities of a cellular service network from a licensed cellular service provider. We are currently cooperating with Carrefour Telecom Co., Ltd. We may cooperate with other mobile virtual network operators in the future. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

Internet and Data

Our primary competitors in Internet and data services include: Internet services:

•	Internet services providers: SeedNet, Asia Pacific Online, GigaMedia and So-net Taiwan;

•	Broadband Internet access providers: kbro Co., Ltd., GigaMedia, Taiwan Fixed Network and New Century Infocomm Tech. Co., Ltd.; and

•	Cable operators: Eastern Multimedia Co., Ltd., China Network Systems Co., Ltd., Taiwan Broadband Communications Co., Ltd., Pacific Broadband Co., Ltd., and Taiwan Infrastructure Technology Co., Ltd.

Data services:

•

Leased line service providers: Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd., Asia Pacific Broadband Telecom Co. Ltd., East Asia Netcom Taiwan, Reach Global Services Ltd., FLAG Telecom and Taiwan International Gateway Corporation.

We are the largest provider of Internet services in Taiwan. As of December 31, 2008, we had a 68.1% share of the Taiwanese Internet service market in terms of customers and an 83.8% share of the broadband Internet access market in terms of customers. We compete in the Internet and data services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value- added services.

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan. In February 2008, we established Light Era Development Co., Ltd. for the purpose of developing our real estate properties. In March and April 2008, we started the process of transferring six properties to Light Era Development Co., Ltd. Currently, three of these properties are in development. The Wan-Xi project, one of our properties under development, is expected to be completed in 2012. We presently do not have further plans to transfer any more properties to Light Era Development Co., Ltd. as we plan to focus on our core telecommunications business. Any of our properties that are unused will be rented out to generate rental income. We expect to receive approximately NT$400 million in such rental income in 2009.

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

Legal Proceedings

A portion of the land used by us during the period between July 1, 1996 and December 31, 2004 was jointly owned by us and Chunghwa Post Co., Ltd., Directorate General of Postal Service. In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to us requiring us to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of our ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, we believe that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as a result of the expiration clause. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that we only need to pay approximately NT$16.9 million along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as compensation. Chunghwa Post Co., Ltd. has the right to appeal to the Taiwan High Court within 20 days from the receipt of the copy of the court judgment.

On June 12, 2008, we received a complaint from the Taiwan Taipei District Court in which GigaMedia alleges that we infringed on a patent and is seeking NT$500 million in damages. While we cannot give any assurance regarding the eventual resolution of the litigation, we do not believe the final outcome will have a material adverse effect on our results of operations or financial condition. As of December 31, 2008, we had not provided for any reserve in connection with the litigation.

On September 30, 2008, the Taiwan Kaohsiung Administrative High Court ruled that we are required to pay NT$428 million in land usage fees to the Kaohsiung City Government. We have filed an appeal with the Supreme Administrative Court. While we cannot give any assurance regarding the eventual resolution of the litigation, we do not believe the final outcome will have a material adverse effect on our results of operations or financial condition. As of December 31, 2008, we have already recognized the maximum possible amount of NT$428 million in connection with this litigation as an expense under operating costs.

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

Regulatory Authorities

Prior to March 1, 2006, we were under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications. On March 1, 2006, the National Communications Commission was formed in accordance with the National Communications Commission Organization Law, or the Organization Law, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the National Communications Commission. The National Communications Commission was comprised of nine commissioners who were recommended by the government and opposition political parties in the Legislative Yuan, as well as recommended by the Executive Yuan and approved by the Legislative Yuan. However, the Executive Yuan considered the composition of the National Communications Commission unconstitutional and petitioned the Grand Justices of the Republic of China, or the Grand Justices, to interpret the constitutionality of the formation of the National Communications Commission and the procedure for nominating commissioners to serve on the National Communications Commission. On July 21, 2006, the Grand Justices rendered an interpretation and held that the relevant provisions under the Organization Law as to the nomination procedures for the commissioners of the National Communications Commission were unconstitutional. However, the Grand Justices granted a grace period allowing such provisions of the Organization Law to remain in effect until December 31, 2008.

On January 9, 2008, an announcement issued by the President amended the Organization Law, or New Amendment, amending the unconstitutional formation articles and reducing the total number of commissioners to seven with a term of four years. The commissioners will be nominated by the premier of the Executive Yuan and approved and appointed by the Legislative Yuan.

The new nomination method under the New Amendment became effective on February 1, 2008 when the Legislative Yuan started its new term. The nine incumbent commissioners continued to serve until July 31, 2008, when their terms ended. The premier of the Executive Yuan nominated new commissioners on July 1, 2008, and they were approved and appointed by the Legislative Yuan on July 18, 2008. The new commissioners took office on August 1, 2008.

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

Fixed Line Services. Under the Telecommunications Act, the Fixed Network Regulations govern the issuance of fixed line service licenses and the business scope of fixed line providers. Fixed line service licenses are subdivided into the following categories:

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

Licenses for local telephone and integrated services are valid for 25 years. Licenses for domestic long distance and international long distance telephone services are valid for 20 years. Licenses for leased line services are valid for 15 years. The Fixed Network Regulations were amended on June 12, 2008. The minimum paid-in capital requirements for integrated services providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$21 billion, NT$8.4 billion and NT$6.4 billion, respectively. The minimum paid-in capital requirements for both domestic and international long distance telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$1.05 billion and NT$800 million, respectively. The minimum paid-in capital requirements for international undersea leased cable service providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$420 million, NT$420 million and NT$320 million, respectively. The minimum paid-in capital requirement for local telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$6.3 billion and NT$4.8 billion, respectively, multiplied by the Local Network Operation Weights for the regions in which local network managerial rights have been granted to the service provider. The Local Network Operation Weights are calculated as the population of the region as a proportion of the entire population of Taiwan and are announced by the competent authority every three years. If an applicant for license is also a Type I service provider, they will need to combine the minimum paid-in-capital requirements for all relevant services.

In March 2000, the government granted three new concessions to fixed line services providers for integrated services. Recipients of these concessions are required to apply for a network construction permit to deploy broadband local access networks. Each recipient of these concessions is required to have capacity for 150,000 customers before they are able to apply for a fixed line license to launch their proposed services. The three fixed line service providers have since obtained fixed line licenses and are required to achieve capacity for one million customers by the sixth year following the date of the grant of the network construction permit awarded. Operators that applied for integrated service provider licenses before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 must achieve a capacity for 1.0 million, 0.4 million and 0.3 million customers, ports or a combination of both, respectively, by the fourth year following the date of the grant of the network construction permit.

Wireless Services. Under the Telecommunications Act, the Wireless Regulations promulgated by the Ministry of Transportation and Communications before March 1, 2006 or by the National Communications Commission from March 1, 2006 continue to govern the issuance of wireless services licenses and the business scope of wireless service providers. Wireless service licenses are subdivided into the following categories:

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

Third Generation Cellular Services. The Ministry of Transportation and Communications promulgated the Third Generation Mobile Telecommunications Services Regulations on October 15, 2001. The National Communications Commission amended the above regulations on July 5, 2007, designating itself as the authority in charge of the third generation, or 3G, cellular services regulations and further amended such regulations on December 30, 2008 for the establishment of base stations. The regulations govern voice and non-voice telecommunications services provided using the spectrum assigned by the Ministry of Transportation and Communications, and now governed by the National Communications Commission, that utilizes the IMT-2000 technical standards as announced by the International Telecommunications Union. Licenses for 3G cellular services were granted by the Ministry of Transportation and Communications and are now granted by the National Communications Commission. We have received our 3G cellular services license, which is valid from May 26, 2005 to December 31, 2018.

On April 3, 2009, the National Communications Commission amended the above regulations to require a company holding a 3G mobile license and having 200 or more shareholders to become a public company, which is subject to the stringent disclosure requirements under the securities regulations of the R.O.C. This amendment also requires a company holding a 3G mobile license to submit a report to the National Communications Commission within 20 days after its shareholders approves the capital reduction of such company, the entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of business or assets of such company, taking over of the whole of the business or assets of any other company which would have significant impact on such company’s operations.

Satellite Services. Under the Telecommunications Act, the Satellite Regulations promulgated by the Ministry of Transportation and Communications govern the issuance of satellite services licenses and the business scope of satellite service providers. The National Communications Commission amended the above regulations on July 20, 2007, designating itself as the authority to govern the issuance of satellite services licenses, and further amended the license renewal section on November 20, 2008. Satellite services licenses are subdivided into fixed satellite services licenses and mobile satellite services licenses.

Satellite services licenses are valid for 10 years. Minimum paid-in capital requirements for fixed satellite services providers and mobile satellite services providers are NT$100 million and NT$500 million, respectively.

We currently hold a fixed satellite services license, valid from December 10, 2008 to December 9, 2018.

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

Under regulations governing the fees payable for Type II licenses, operators of simple resale or network telephone services of E.164 or non-E.164 user numbers must pay an annual license fee equal to 1% of annual revenues generated from these services during the previous year. Type II service operators providing services other than simple resale or network telephone services of E.164 or non-E.164 user numbers must pay license fees ranging from NT$6,000 to NT$150,000 depending on their respective paid-in capitals. The regulations do not apply to integrated services providers who are permitted to provide Type II services without additional Type II Licenses. The annual license fee for an integrated services provider operating Type II businesses is 1% of its annual revenues generated from its Type II services.

The Directorate General of Telecommunications started to process the applications for allocating E.164 and non-E.164 user numbers (IP phone numbers) on November 15, 2005. A few operators, including our company, have applied for IP phone numbers. We applied to the National Communications Commissions for E.164 user numbers and as of January 30, 2008, we have received approval to build a network with a capacity of 30,000 numbers. As we are governed by fixed line regulations, we need to receive approval from the National Communications Commission for our operation rules, tariff and service agreement for IP phone numbers before we can commence E.164 service.

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

In addition, a dominant Type I service provider is required to set wholesale prices for the provision of its telecommunication services to other telecommunication enterprises. These telecommunication services and their suitable targets, all of which are subject to annual reviews by the National Communications Commission, include:

•	interface circuits (local and long distance) between Internet access service providers and customers for Type I and Type II service providers

•	interface circuits (local and long distance) between Internet access service providers for Type I and Type II service providers that are Internet access service providers

•	interconnection circuits between Type I service providers and between Type I and Type II service providers of international simple resale, or ISR, and E.164 VoIP services

•	DSL-family (xDSL) circuits for fixed line service providers and Internet service providers

•	other local and long distance data circuits for Type I and Type II service providers

•	broadband Internet interconnection for Type I and Type II service providers that are Internet access service providers.

The wholesale prices set by a dominant Type I service provider may be the retail price less fees and expenses which need not be incurred, but shall not higher than its promotional pricing. The Regulations Governing Tariffs of Type I Service Providers further prohibits a dominant Type I service provider from practicing unfair competition against other telecommunication enterprises.

In comparison, all non-dominant Type I service providers are required to notify the National Communications Commission and the public of their proposed tariff adjustments seven days prior to the date of the proposed tariff change with respect to all tariffs. In addition, changes in tariffs charged by Type I service providers (notwithstanding the type of their respective services) may not, in any event, be greater than the annual growth rate of the consumer price index in Taiwan adjusted by a set constant, which will be periodically determined and announced by the National Communications Commission. For example, if:

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

Type II service providers are free to establish their own tariff schemes, but are required to notify the National Communications Commission and the public upon adoption and upon any subsequent adjustments.

Regulatory Reporting Requirements

The Telecommunications Act requires that a Type I service provider, including one who concurrently offers Type II services, separately calculate the profits and losses for its different services and prohibits any cross- subsidization among services that will impede fair competition.

Interconnection Arrangements

The Telecommunications Act requires all Type I service providers to allow other Type I service providers access to their networks. It further requires Type I service providers, within three months upon request by the other Type I service provider, to reach an agreement on the relevant terms for the interconnection. Prices charged for interconnection must be based on cost. If the parties fail to reach an agreement within three months, the National Communications Commission may, either at the request of the parties or on its own accord, arbitrate and determine the interconnection terms for the parties. The Telecommunications Act authorizes the Directorate General of Telecommunications or, from March 1, 2006, the National Communications Commission to issue rules and regulations pertaining to interconnection. Under the Administrative Rules for Network Interconnection Between Telecommunication Service Providers, the tariffs for communications (except for international communications) between a cellular telecommunications network and a fixed line telecommunications network shall be collected by the call-originating services provider from its customers pursuant to the tariff schedules set by the cellular services provider, and the revenues or any uncollectible accounts from such tariffs shall go to the cellular services provider. This is applicable to communications between E.164 user numbers provided by a dominant local phone service provider and a cellular telecommunications network. In addition, tariffs for communications within cellular telecommunications networks shall be collected by the call-originating services provider from its customers pursuant to the tariff schedules set by such provider, and the revenues or any uncollectible accounts from such tariffs shall be for the account of to the call-originating services provider.

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

Under the Administrative Rules for Network Interconnection, we, as a dominant telecommunication service provider for fixed line and cellular services, are required to unbundle our network and provide cost-based interconnection charges calculated with reference to the total element long-run incremental cost incurred by us. We are required to submit our proposed calculations of the total element long-run incremental cost to the National Communications Commission, for its approval each year. Local loop unbundlings for both voice and data have been completed.

The National Communications Commission amended the Administrative Rules for Network Interconnection on August 5, 2008, indicating when Type I telecommunication operators provide E.164 user number (IP phone number) services relating to mobile, fixed line or mobile satellite services, the call-originating service provider will set transmission price and collect transmission fees as their operating revenues. However, when dominant telecommunication service providers for fixed line services provide E.164 user number (IP phone number) services, the call-originating service provider will collect transmission fees in accordance with the price of mobile network services and categorize the operating revenues resulting from such services as mobile network revenues. As a market leader in fixed line communications, we will accelerate the provision of voice over broadband, or VoBB, services and other multimedia value-added services, but do not have any present plans to launch 070 prefix for our phone-to-phone VoIP service. However, our subsidiary, Chief Telecom, has already launched 070 phone-to-phone VoIP service.

The National Communications Commission issued a notice to fixed line service providers on January 17, 2008 stipulating that, starting from January 1, 2011, the call-originating party will set the transmission fees. However, special provisions were placed on dominant telecommunications service providers. According to the notice, because we are a dominant telecommunications service provider, our fixed line customers who use cellular services between 2011 and 2016 will have to pay extra “transition fees” in addition to access charges. We have lodged a complaint and have asked the National Communications Commission to amend such measures.

Bottleneck Facilities

Under the Telecommunications Act, when a Type I service provider cannot construct bottleneck facilities within a reasonable period of time or substitute those facilities with other available technologies, it may request for co-location on a fee basis from the owner of the facilities located at the bottleneck of the relevant telecommunications network. The owner of the facilities so requested may not reject these requests without due cause. The Ministry of Transportation and Communications had the authority, now held by the National Communications Commission, to prescribe facilities as bottleneck facilities, and has prescribed bridges, tunnels, lead-in tubes and telecommunications chambers located within buildings and horizontal and vertical telecommunications cables and lines as bottleneck facilities in relation to fixed line telecommunications networks. The National Communications Commission, in an announcement on December 21, 2006, has defined local loop facilities as the “bottleneck” of the telecommunications network and amended the Administrative Rules for Network Interconnection Between Telecommunication Service Providers in April 2007, providing that we, as a Type I service provider, can only charge other local telephone service providers at cost for local loop services. The rental tariff is derived from a cost basis and must be approved by the National Communications Commission each year.

Spectrum Allocation

The National Communications Commission, previously the Ministry of Transportation and Communications, allocates all telecommunications related frequencies primarily according to the standards set by the International Telecommunications Union. The 900 MHz and 1,800 MHz frequency bands have been allocated for cellular applications. A total of 40 MHz spectrum around the 800 MHz frequency band and a total of 130 MHz of spectrum around the 2 GHz band have been allocated for 3G cellular services.

Frequency allocation for fixed wireless platforms, such as wireless local loop and local multipoint distribution services, has already been set. Only some bands of the spectrum made available for these services are completely clear and there is partial usage in all other bands. The cost of frequency usage will be based on quantity.

Provision of Universal Services

Under the Telecommunications Act, a Type I service provider may be required by the National Communications Commission, previously the Ministry of Transportation and Communications, to provide universal telecommunications services in remote or unprofitable areas. These services include voice communication services, such as public phones, and data communication services, such as Internet provision for libraries and public primary and secondary schools. All Type I service providers and certain Type II service providers designated by the National Communications Commission, previously the Ministry of Transportation and Communications, will be required to contribute a fixed portion of their annual revenues to a universal services fund. Such a fund will be used to compensate for any losses, bad debts and management fees incurred by the relevant Type I service provider in providing the universal services. All providers of universal services cannot refuse any request for service, unless for legitimate reasons, and cannot charge more than the predetermined tariffs.

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a 3G cellular services provider, is required to provide its customers with equal access to the domestic and international long distance telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. Before July 1, 2005, all Type I service providers, including us, provide equal access only through call-by-call selection. When a customer makes a call using call-by-call selection, such customer has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. Starting from July 1, 2005, all Type I service providers also provide equal access through pre-selection in Keelung City, Taipei City/ County, Taichung City/County and Kaohsiung City/County. Equal access through pre-selection is available throughout Taiwan since January 1, 2006. The pre-selection function allows any customer to select in advance a long distance or international service provider of his or her choice. When such customer makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such customer.

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

In November 2003, the Directorate General of Telecommunications promulgated the Administration Rules Governing Number Portability governing both fixed line and cellular services and the Fixed Network Regulations were revised to reflect such new regulation. Under the Administration Rules Governing Number Portability, which rules were amended on July 5, 2007, customers may migrate their telephone numbers when changing Type I service providers. The number portability for wireless services commenced on October 15, 2005.

Local Loop Unbundling

In December 2006, the National Communications Commission defined the local loop as facilities “at the bottleneck of telecommunications networks” in accordance with the Regulations Governing Fixed Network Telecommunications Businesses. The National Communications Commission requires us to unbundle the local loops and allow other telecommunications operators to use these connections. The local loop or last mile connections are the physical wire connections between the telephone exchange’s central office to the customer’s premises usually owned by the incumbent telephone company. The National Communications Commission further amended the “Administrative Rules for Network Interconnection between Telecommunication Service Providers” in April 2007 which provides that we can only charge other local telephone service providers at cost for local loop services instead of on the basis of commercial negotiations.

Co-location

We have been declared by the former competent authority Ministry of Transportation and Communications as a dominant Type I service provider for fixed line and cellular services. According to the Telecommunication Act, the Regulations Governing Fixed Network Telecommunications Businesses and the Administrative Rules for Network Interconnection between Telecommunication Service Providers, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. In 2005, the other three Type I fixed line service providers, Asia Pacific Broadband Telecom, Taiwan Fixed Network and New Century InfoComm Co., requested co-location for twelve point of interconnect, or POI, sites and one cable station. In 2006, after negotiations, we completed all 12 POI sites and the one cable station. In 2007, we also completed 27 POI sites. In 2008, Asia Pacific Broadband Telecom, Taiwan Fixed Network and New Century InfoComm Co. requested co-location for 12 POI sites. We completed seven of these sites, with five more under construction.

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

Administrative Fee Law

According to the Administrative Fee Law, central and local governments, government agencies and schools are empowered to collect administrative fees from us and other telecommunications services providers for the telecommunications facilities built on public roads and properties. Under the Administrative Fee Law, Urban Road Act and Local Road Act, road authorities of municipal governments may collect usage fees from users of local roads, including us, for establishing lines along with the local roads. The fee schedule is set up in the Standard for Usage Fees of Local Roads.

Under the Public Road Law, administrative authorities of public roads may collect usage fees from the users of public roads. According to the Rules Governing Collection of Usage Fees on Public Roads, the relevant collection agencies, including agencies designated by the Ministry of Transportation and Communications and municipal governments, depending on the types of public roads, may collect usage fees from users, including us, for establishing lines along with the public roads.

The members of the Transportation Committee in the Legislative Yuan are currently reviewing an amendment to Article 72 of the Public Road Law that seeks to reduce state compensation and improve the government’s image. Clauses amended include stipulations that manhole covers need level with the road after repairs, with the difference in road surface heights within a three meter radius no more than 0.6 centimeters. The amendment is currently being negotiated by the major political parties and passage of the amendment may raise our maintenance costs in the future.

Personal Data Protection

Under the Computer-Processed Personal Data Protection Act, or CPPDPA, every entity regulated by the CPPDPA, such as government agencies or departments, credit investigation companies, hospitals, telecommunications companies and financial institutions shall register with the relevant regulatory authorities and obtain a license pursuant to the CPPDPA for collecting, processing by computer or transmitting internationally and using personal data. In addition, before the collection or process by computers of individual’s personal data, we, as one of the regulated entity, are also required to obtain such individual’s prior written consent or have contractual or quasi-contractual relationship with such individual.

The CPPDPA requires that personal data shall be collected or used with due respect for the rights and interests of the data subject in an honest and credible manner which does not overstep the necessary scope of registered specific purposes. If an individual suffers any monetary or non-monetary losses due to a regulated entity’s violation of the CPPDPA, the amount of damages that can be claimed by such individual is up to NT$100,000 unless such individual could prove that his/her losses are higher than that amount. The ceiling of the aggregate amount of damages payable by a violator for a single violation is NT$20 million regardless of how many persons have suffered such losses. In addition, the violator will be subject to an administrative fine of NT$20,000 to NT$100,000. Serious violation could cause the regulated entity’s license obtained pursuant to the CPPDPA being cancelled.

At present, the Legislative Yuan is evaluating proposals to amend the current law, including one proposal that significantly increases the ceiling of the aggregate amount of damages payable by a violator for failure to protect a customer’s personal data. Such an amendment would increase our potential liability for failing to protect a customer’s personal data.

Statute of Chunghwa Telecom Co., Ltd.

The Executive Yuan, on February 26, 2008, proposed a motion for the abolishment of the Statute of Chunghwa Telecom Co., Ltd. for legislative approval. We cannot determine when this motion will be approved by the Legislative Yuan. Under Republic of China law, the Statute of Chunghwa Telecom Co., Ltd will continue in effect until the Legislative Yuan formally approves the motion and the President of the Republic of China pronounces the abolishment of the law.

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

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of April 21, 2009.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2008 have been translated into U.S. dollar amounts using US$1.00=NT$32.76, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2008. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

A number of recent and expected future developments have had, and in the future may have, a material impact on our financial condition and results of operations. These developments include:

•	changes in our revenue composition and sources of revenue growth;

•	increased competition in the fixed line, leased line and cellular services markets;

•	tariff adjustments;

•	capital expenditures as a result of technological improvements and changes in our business;

•	provisions for pension payments and other stock-based compensations to our employees; and

•	taxation.

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

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2006*	2007*	2008*
Revenues:
Fixed line	33.1%	29.9%	28.3%
Cellular services	39.5	37.3	35.9
Internet and data(1)	25.1	25.0	24.8
Cellular phone	—	6.6	8.1
All others(1)(2)(3)	2.3	1.2	2.9

Total	100.0%	100.0%	100.0%

(1)	Beginning in 2007, we no longer account for MOD revenues under our all others business segment and account for MOD revenues in data revenues under our Internet and data business segment. MOD revenues accounted for NT$0.2 billion, NT$0.4 billion and NT$0.6 billion in 2006, 2007 and 2008, respectively. In this table, MOD revenues were classified under our all others business segment in 2006 and our internet and data business segment in 2007 and 2008.

(2)	Our all others business segment includes revenues from our other services, which include (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by us to third parties and (vi) other non-core valued-added services.
(3)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the revenues cellular phone sales of our consolidated subsidiary, Senao, under our cellular phone business segment beginning April 12, 2007.
(*)	In order to strengthen internal management, starting from 2008, we allocated some of our costs from non-regulated services directly to other segments instead of using internal transfer pricing. The segment disclosure of 2006 and 2007 was changed to conform to the segment disclosure of 2008.

Over the past three years, the composition of our revenue base has undergone a change as a result of our strategy to diversify our revenues and focus on generating increased revenues from higher growth businesses, such as Internet and data services.

Internet and data services have been an important source of revenues over the last three years. Most of our increased revenues have come from Internet access services. We derive Internet and data services revenues from the provision of ADSL and FTTx access services that provides customers with data access lines and also from the provision of our HiNet ISP services to subscribers. As of December 31, 2008, we had approximately 3.2 million total ADSL customers, which include HiNet subscribers and other customers that only use our ADSL access services. The number of FTTx customers increased significantly in 2007 and 2008 as prices became more affordable, coverage areas expanded and customer demand for higher bandwidth heightened. As of December 31, 2008, we had approximately 1.1 million FTTx customers, which include HiNet subscribers and other customers that only use our FTTx access service. A substantial portion of these customers were our former ADSL and dial-up customers that migrated to FTTx. Increasing Internet penetration in Taiwan and higher data traffic have contributed to a significant increase in our revenues from Internet and data services in recent years. The percentage of revenues from Internet and data services within total revenues decreased in 2008 compared to 2007, mainly due to the fact that, beginning in 2008, we reclassified non-core value-added services revenues from our internet and data business segment to our all others business segment. However, we believe that Internet and data services will continue to generate a significant portion of our revenues.

Revenues from our local telephone and domestic long distance telephone and paging services have declined during this period, mainly due to traffic migration to cellular services. Revenues from our international long distance services decreased in 2008 primarily due to a decrease in the sales of international prepaid cards to foreign workers. The percentage of cellular services within total revenues declined in 2008 mainly due to more rapid growth of other revenue sources.

Increased competition in the fixed line, leased line and cellular services markets, including the 3G cellular services market

Three operators in addition to us have been providing fixed line services in Taiwan since June 2001. We believe that these competitors are largely targeting business customers, which generally generate higher revenues per customer as compared with residential customers. We are facing significant competition, particularly in the international long distance telephone services market, from these competitors. As of the date of this annual report, there are thirteen mobile virtual network operators. The increased competition in the areas of fixed line, leased line and cellular services has led to, and may continue to lead to, further declines in our tariffs, which may result in a decrease in our revenues from these services. At the same time, the increased competition has stimulated consumer demand for telecommunications services, with results including higher international telephone usage and increased international bandwidth demand. We seek to minimize loss of customers from the increased competition by continuing to offer incentives, such as cellular phone incentives, more competitive pricing packages, our “Friends and Family” packages and mobile VPNs for our corporate customers.

Since August 2001, the Ministry of Transportation and Communications has awarded undersea cable service licenses to four additional operators. Moreover, in February 2002, the Ministry of Transportation and Communications awarded five concessions to provide 3G cellular services. Two of these new concessions were awarded to new cellular operators. In addition, the government issued six mobile virtual network operator licenses in 2004 and began to allow mobile number portability services in October 2005. In addition, as of the end of 2008, three Type I service providers—Sparq and Taiwan Fixed Network and us—and two Type II service providers—Taiwan Infrastructure Technology Company and one of our subsidiaries, Chief Telecom—have obtained VoIP phone numbers. We have been granted 070 VoIP phone numbers from the National Communications Commission. However, we currently do not have any plans to commence 070 VoIP number service because the National Communications Commission has not given us the right to set the tariff for outbound calls from 070 numbers. Our subsidiary, Chief Telecom, has obtained the license and plans to launch 070 phone-to-phone VoIP service in the second half of 2009.

The National Communications Commission completed the first phase of the WiMAX license auction on July 26, 2007. Six providers—three in the southern region and three in the northern region—received licenses. Two of the providers in the northern region plan to provide WiMAX service starting in the first quarter of 2009. The four other providers plan to start operating their WiMAX services in the second half of 2009.

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

The National Communications Commission passed a resolution on December 21, 2006 adopting a price reduction plan requiring the continuous reduction in telecommunication tariffs over three years. Minimum reductions of 4.88% for fixed line to cellular call tariffs, 4.88% for the tariffs of our highest monthly rate plan, 4.88% for cellular prepaid calling card tariffs and 5.35% for ADSL tariffs must be made each year. The price reduction plan also required us to stop collecting a NT$5.0 monthly maintenance fee from our fixed line customers who have paid at least 20 years worth of tariffs and those who chose self-maintenance customers starting January 1, 2008 and a NT$70.0 fixed line basic charge from our ADSL customers who only use data services. On April 1, 2007, we made reductions of 4.88% to our fixed line to cellular call tariffs, 4.8875% to the tariffs of our highest monthly rate plan, 5.20% to our cellular prepaid calling card tariffs and 5.40% to our ADSL tariffs. On April 1, 2008, we made reductions of 4.899% to our fixed line to cellular call tariffs, 4.8908% to the tariffs of our highest monthly rate plan, 4.885% to our cellular prepaid calling card tariffs and 8.61% to our ADSL tariffs. On April 1, 2009, we made final reductions of 4.886% to our fixed line to cellular call tariffs, 4.887% to the tariffs of our highest monthly rate plan, 4.958% to our cellular prepaid calling card tariffs and 5.35% to our ADSL tariffs.

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

•

the deployment of a high-capacity long-haul reconfigurable optical add drop multiplexing system and a nationwide Internet protocol backbone network with 320 Gbps gigabit switching routers for Internet and Internet protocol VPN services; and

•	the expansion and upgrade of our cellular services network to improve indoor 3G cellular network coverage and transmission speed for mobile Internet.

As a result, we made aggregate capital expenditures of NT$128.7 billion over the period from January 1, 2004 to December 31, 2008.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are currently finalizing plans for the gradual upgrade of our entire public switched telephone network to a next-generation network. Next-generation Internet protocol switches will have substantially more capacity and greater upgrade flexibility and should result in increased operational efficiencies from reduced switching centers and related property, materials and personnel costs. We have also devoted resources toward the effective upgrade of our 3G cellular network to 3.5G and the continuing build-out of our FTTx infrastructure.

Provisions for pension payments and other stock-based compensations to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2006, 2007 and 2008, personnel expenses represented 32.8%, 29.6% and 28.6% and of our total operating costs and expenses, respectively, and pension costs represented 2.5%, 2.2% and 2.0%, of our personnel expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2006		2007		2008
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	21.7	16.9%	21.3	15.5%	22.1	15.5%
Insurance	1.6	1.2	1.6	1.2	1.6	1.1
Pension	3.2	2.5	3.0	2.2	2.9	2.0
Other	15.6	12.2	14.7	10.7	14.3	10.0

Total personnel expenses	42.1	32.8%	40.6	29.6%	40.9	28.6%

Total operating costs and expenses	128.2	100.0%	137.0	100.0%	143.1	100.0%

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

As of the date of this annual report, 762,886,886 of our common shares, representing 7.87% of our outstanding common shares were sold under the two programs mentioned above.

Taxation

The current corporate income tax rate in the Republic of China is 25%. We benefit from tax incentives generally available to technology companies in the Republic of China, including tax credits of up to 30% of the amount of some of our research and development, automation and employee training expenditures. We also qualify for tax benefits at the rate of 5% to 20% of the amount of our investment in qualified equipment and technology. As a result, our effective tax rate was 22.1%, 21.1% and 23.3% in 2006, 2007 and 2008, respectively.

In 1997, the Income Tax Law of the Republic of China was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year are assessed with a 10% retained earnings tax. See “Item 10. Additional Information—E. Taxation—Republic of China Taxation—Dividends.” Historically, this has not had an impact on our financial results of operations, because the majority of our earnings were distributed to the government by way of dividends.

Critical Accounting Policies

Summarized below are our accounting policies that we believe are both important to the portrayal of our financial results and involve the need for management to make estimates about the effect of matters that are uncertain in nature. Actual results may differ from these estimates, judgments and assumptions. Certain accounting policies are particularly critical because of their significance to our reported financial results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes, which are included in this annual report.

Revenue Recognition

We recognize revenues when we have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. We measure revenues at the fair value of the consideration received or receivable and represents amounts agreed between us and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. The costs of providing services are recognized as incurred. Under ROC GAAP, we recognize the incentives, such as cellular phone incentives, paid to third party dealers as a marketing expenses at the time the customers signs a service contract, whereas under US GAAP, we account for such incentives as cost of revenues.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

We recognize other revenues as follows: (i) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (ii) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (iii) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires. Where we enter into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses that result the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable by operating segment based on past experience and current collection trends that we expect to continue. Our evaluation also includes the length of time the receivables are past due, geographic concentrations and the general business environment. If changes in these factors occur, or the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be materially and adversely affected. Even as revenues have increased in recent years, the allowance for doubtful accounts has decreased due to stricter credit investigations for new customers and more efficient collection activities for outstanding accounts.

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the amount of depreciation and amortization expense to be recorded. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment quarterly, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations. We do not have significant impairment losses of long-lived assets in 2007 and 2008.

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

The process of assessing whether a particular cost method investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these long-term investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the net asset values as well as the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of U.S. companies, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the book value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2007, we recognized an impairment loss of NT$22 million for cost investee, RPTI, due to an adverse change in market condition of power system construction industry, and in 2008, we recognized an impairment loss of NT$15 million (US$0.5 million) for cost investee, RPTI, and NT10 million (US$0.3 million) for cost investee, ETS, due to adverse changes in the market.

Pension Benefits

The amounts recognized in our consolidated financial statements related to pension benefits are determined on an actuarial basis that utilizes several different assumptions in the calculation of such amounts. Significant assumptions used in determining our pension benefits are the discount rate, the expected long-term rate of return on plan assets, the rate of increase in compensation levels, and the average remaining years of service for employees.

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

As of December 31, 2006, we have adopted SFAS 158 under U.S. GAAP. In accordance with this standard, we recorded the funded status of our defined benefit pension as a liability on our consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income within stockholders’ equity, resulting in an after-tax decrease in equity of NT$226 million as of December 31, 2006.

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

We had a valuation allowance of NT$624 million on our deferred tax asset balance as of December 31, 2008. We do not have a full valuation allowance on the deferred tax asset, as we believe these benefits will be fully realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, our ability to realize the deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology based enterprises are recognized using the flow through method. Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision. Under R.O.C. GAAP, income taxes of 10% on undistributed earnings are recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated. Under US GAAP, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

Effective January 1, 2007, we adopted FIN 48 under U.S. GAAP. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the estimates. The adoption of FIN 48 did not have a material impact on our report.

Our Financial Reporting Obligations

Our ongoing financial reporting in our Form 20-F annual reports and interim financial reporting furnished to the SEC on Form 6-K have been based on U.S. GAAP through fiscal year 2007. Beginning with our first quarter interim financial report furnished on Form 6-K and our Form 20-F annual report for fiscal year 2008, we prepared our financial statements under R.O.C. GAAP, with reconciliations to U.S. GAAP.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2006*	2007*	2008*
	NT$	NT$	NT$	US$
	(in billions)
Revenues:
Fixed line:
Local	37.4	35.7	34.6	1.0
Domestic long distance	9.8	9.1	8.5	0.3
International long distance	14.0	14.3	14.0	0.4

Total fixed line	61.2	59.1	57.1	1.7
Cellular services	73.0	73.6	72.3	2.2
Internet and data:
Internet	35.5	37.7	38.0	1.2
Data(1)	10.8	11.5	12.1	0.4

Total Internet and data	46.3	49.2	50.1	1.6
Cellular phone	—	13.2	16.3	0.5
All others(1)(2)(3)	4.0	2.3	5.9	0.2

Total revenues	184.5	197.4	201.7	6.2

Operating costs and expenses:
Operating costs	93.8	106.6	113.5	3.5
Operating expenses:
Marketing	27.5	23.7	22.7	0.7
General and administrative	3.5	3.4	3.7	0.1
Research and development	3.4	3.3	3.2	0.1

Total operating costs and expenses	128.2	137.0	143.1	4.4
Income from operations	56.3	60.4	58.6	1.8
Other income, net	1.4	1.5	1.1	—

Income before income tax expense	57.7	61.8	59.7	1.8
Income tax expense	12.8	13.1	13.9	0.4

Consolidated net income	44.9	48.7	45.8	1.4

Attributed to:
Stockholders of the parent	44.9	48.2	45.0	1.4
Minority interest	—	0.5	0.8	—

(1)	Beginning in 2007, we no longer account for MOD revenues under our all others business segment and account for MOD revenues in data revenues under our Internet and data business segment. MOD revenues accounted for NT$0.2 billion, NT$0.4 billion and NT$0.6 billion in 2006, 2007 and 2008, respectively. In this table, MOD revenues were classified under our all others business segment in 2006 and our internet and data business segment in 2007 and 2008.
(2)	Our all others business segment includes revenues from our other services, which include (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by us to third parties and (vi) other non-core value-added services.
(3)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the revenues from cellular phone sales of our consolidated subsidiary, Senao, under our cellular phone business segment beginning April 12, 2007.

*	In order to strengthen internal management, starting from 2008, we allocated some of our costs from non-regulated services directly to other segments instead of using internal transfer pricing. The effect of the change of measurement method caused intersegment service revenues of local services and our all others business segment to decrease by approximately $8.7 billion and $4.4 billion, respectively. There was no impact on the intersegment service of domestic long distance, international long distance, cellular, and Internet and data services due to the change of measurement method. The effect of the change of measurement method caused segment income before income tax of local services and our all others business segment to decrease by approximately $0.7 billion and $0.5 billion, respectively, and that of domestic long distance, international long distance, cellular and Internet and data services to increase by approximately $0.2 billion, $0.1 billion, $0.6 billion and $0.3 billion, respectively. The segment disclosure of 2006 and 2007 was changed to conform to the segment disclosure of 2008.

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2006*	2007*	2008*
	(as percentages of total revenues)
Revenues:
Fixed line:
Local	20.2%	18.1%	17.1%
Domestic long distance	5.3	4.6	4.2
International long distance	7.6	7.2	7.0

Total fixed line	33.1	29.9	28.3
Cellular services	39.5	37.3	35.9
Internet and data:
Internet	19.3	19.1	18.8
Data(1)	5.8	5.9	6.0

Total Internet and data	25.1	25.0	24.8
Cellular phone	—	6.6	8.1
All others(1)(2)(3)	2.3	1.2	2.9

Total revenues	100.0%	100.0%	100.0%

Operating costs and expenses:
Operating costs	50.9%	54.0%	56.3%
Operating expenses:
Marketing	14.9	12.0	11.3
General and administrative	1.9	1.7	1.8
Research and development	1.8	1.7	1.6

Total operating costs and expenses	69.5	69.4	70.9
Income from operations	30.5	30.6	29.1
Other income, net	0.8	0.7	0.5

Income before income tax expense	31.3	31.3	29.6
Income tax expense	6.9	6.6	6.9

Consolidated net income	24.4%	24.4%	22.7%

Attributed to:
Stockholders of the parent	24.4	24.4	22.3
Minority interest	—	0.3	0.4

(1)

Beginning in 2007, we no longer account for MOD revenues under our all others business segment and account for MOD revenues in data revenues under our Internet and data business segment. MOD revenues accounted for NT$0.2 billion, NT$0.4 billion and NT$0.6 billion in 2006, 2007 and 2008, respectively. In this table, MOD revenues were classified under our all others business segment in 2006 and our internet and data business segment in 2007 and 2008.
(2)	Our all others business segment includes revenues from our other services, which include (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by us to third parties and (vi) other non-core value-added services.
(3)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the revenues from cellular phone sales of our consolidated subsidiary, Senao, under our cellular phone business segment beginning April 12, 2007.
(*)	In order to strengthen internal management, starting from 2008, we allocated some of our costs from non-regulated services directly to other segments instead of using internal transfer pricing. The effect of the change of measurement method caused intersegment service revenues of local services and our all others business segment to decrease by approximately $8.7 billion and $4.4 billion, respectively. There was no impact on the intersegment service of domestic long distance, international long distance, cellular, and Internet and data services due to the change of measurement method. The effect of the change of measurement method caused segment income before income tax of local services and our all others business segment to decrease by approximately $0.7 billion and $0.5 billion, respectively, and that of domestic long distance, international long distance, cellular and Internet and data services to increase by approximately $0.2 billion, $0.1 billion, $0.6 billion and $0.3 billion, respectively. The segment disclosure of 2006 and 2007 was changed to conform to the segment disclosure of 2008.

The year ended December 31, 2008 compared with the year ended December 31, 2007

Revenues

Our revenues increased by 2.2% from NT$197.4 billion in 2007 to NT$201.7 billion (US$6.2 billion) in 2008. This increase was primarily due to an increase in operating revenues from Internet and data services, our cellular phone business segment, and our all others business segment.

Fixed line services

Fixed line revenues comprised 29.9% and 28.3% of our revenues in 2007 and 2008, respectively. Our fixed line revenues decreased by 3.4% from NT$59.1 billion in 2007 to NT$57.1 billion (US$1.8 billion) in 2008.

Local telephone services. Our local telephone revenues decreased from NT$35.7 billion in 2007 to NT$34.6 billion (US$1.1 billion) in 2008. This reflects an 8.1% decline in traffic volume from 17.3 billion minutes in 2007 to 15.9 billion minutes in 2008, offset by a 1.4% increase in average local usage fees. The decline in traffic volume was primarily due to the continued traffic migration from fixed line services to cellular services. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed line services to broadband and cellular services is slowing. The decline in traffic volume reflects a continued decrease in the number of customers of our discounted Internet tariff package. Our local interconnection revenues decreased by NT$0.1 billion between these two years because of a decrease in local interconnection volume.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 6.8% from NT$9.1 billion in 2007 to NT$8.5 billion (US$0.3 billion) in 2008. This decrease was mainly due to a decrease in traffic volume from 4.3 billion minutes in 2007 to 4.0 billion minutes in 2008. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to cellular services and VoIP The rate of migration from fixed line services to cellular services has been slowing in the past two years as the cellular market becomes increasingly saturated. Our interconnection revenues also decreased as a result of more direct connections between private operators.

International long distance telephone services. Our international long distance telephone revenues decreased by 1.4% from NT$14.3 billion in 2007 to NT$14.0 billion (US$0.4 billion) in 2008. This decrease was mainly due to (i) an overall decrease in international direct dial services due to the deteriorating global economy and (ii) competition from other service providers in the market for prepaid phone cards targeted towards foreign workers, which resulted in a decrease of 0.6% in outgoing traffic volume from 2007 to 2008. Our international settlement revenues increased by 18.3% from NT$3.2 billion in 2007 to NT$3.7 billion (US$0.1 billion) in 2008. This increase was primarily due to the 16.9% increase in incoming traffic volume.

Cellular services

Cellular revenues comprised 37.3% and 35.9% of our revenues in 2007 and 2008, respectively. Our cellular revenues decreased by 1.8% from NT$73.6 billion in 2007 to NT$72.3 billion (US$2.2 billion) in 2008. While we experienced a slight increase in outgoing traffic volume of 0.1% from 9.6 billion minutes in 2008, we experienced an overall decrease in total traffic volume in 2008 mainly due to decline in incoming traffic volume of 1.8% from 2007 as a result of the deteriorating global economy.

Internet and data services

Internet and data revenues comprised 25.0% and 24.8% of our revenues in 2007 and 2008, respectively. In 2007, the National Communications Commission issued a ruling bringing MOD services regulation under the Telecommunications Act, which is why we reclassified our MOD revenues as Internet and data revenues from our all others business segment. Our calculations for revenue growth have been adjusted to reflect this change. Our Internet and data revenues increased by 1.7% from NT$49.2 billion in 2007 to NT$50.1 billion (US$1.5 billion) in 2008 primarily due to an increase in our data services.

Internet services. Our revenues attributable to Internet services increased by 0.9% from NT$37.7 billion in 2007 to NT$38.0 billion (US$1.2 billion) in 2008. The increase was also due to a 2.0% increase in the number of our total HiNet broadband subscribers from approximately 3.4 million as of December 31, 2007 to approximately 3.5 million as of December 31, 2008. Our narrowband and broadband HiNet subscribers remained at approximately 4.1 million subscribers as of December 31, 2007 and 2008. As of December 31, 2008, approximately 81.5% of our broadband customers were also HiNet subscribers, using HiNet as their ISP. There was an increase in the number of FTTx customers from approximately 0.5 million in 2007 to approximately 1.1 million in 2008. However, the number of dial-up customers decreased from 0.63 million in 2007 to 0.58 million in 2008 and the number of our ADSL customers decreased from 3.7 million to 3.2 million. These decreases mainly reflect customer migration to our FTTx services. Calls to HiNet from dial-up subscribers are recorded as Internet and data services revenues and are not included in our fixed line minutes and we include usage fees from these calls in our Internet and data revenues. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenues.

Data services. Revenues from our data services increased by 4.2% from NT$11.5 billion in 2007 to NT$12.1 billion (US$0.4 billion) in 2008. This increase was principally due to an increase in revenues from MOD services and additional operating revenues from our new subsidiary, Chief Telecom, in which we acquired a 70% interest in September 2006. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed leased lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators and international leased line service providers, as well as the continued migration of domestic leased line customers to ADSL services.

Cellular phone

Revenues from our cellular phone business segment comprised 6.6% and 8.1% of our revenues in 2007 and 2008, respectively. Revenues from our cellular phone business segment increased by 24.1% from NT$13.2 billion in 2007 to NT$16.3 billion (US$0.5 billion) in 2008. This increase was principally due to a significant increase in sales of 3G cellular phones and data cards, which led to an increase in Senao’s revenues in 2008. This increase was also attributed to the fact that we consolidated the results of operations of our subsidiary, Senao, for the full year in 2008 but for only 8.5 months in 2007.

All others

Revenue from our all others business segment increased by 156.5% from NT$2.3 billion in 2007 to NT$5.9 billion (US$0.2 billion) in 2008 primarily due to the fact that we reclassified revenue generated from our other non-core value-added services from our internet and data business segment to our all others business segment in

2008. Our all others business segment includes revenues derived from (i) satellite services, (ii) telephone directories, (ii) corporate solution services and billing handling services, (iv) paging services, (v) rental income from the leasing of real estate owned by us to third parties and (vi) other non-core value-added services and comprised 1.2% and 2.9% of our revenues in 2007 and 2008, respectively. In 2007, we also stopped accounting for MOD revenues under our all others business segment and started accounting for MOD revenues under Internet and data services.

Operating Costs and Expenses

Our operating costs and expenses increased by 4.5% from NT$137.0 billion in 2007 to NT$143.1 billion (US$4.4 billion) in 2008. This increase was primarily due to increases in operating costs and general and administrative expenses. As a percentage of revenues, operating costs and expenses increased from 69.4% in 2007 to 70.9% in 2008.

Operating Costs

Operating costs include personnel expenses, international settlement costs, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our operating costs increased by 6.5% from NT$106.6 billion in 2007 to NT$113.5 billion (US$3.5 billion) in 2008. This increase was principally a result of a NT$5.3 billion increase in the cost of goods sold, which resulted from the consolidation of Senao’s operating costs. The increase was partially offset by a NT$0.7 billion (US$21.4 million) decrease in personnel expenses mainly reflecting a decrease in expenses related to the special termination benefits under our early retirement programs in 2007 and 2008.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt, incentives paid to third party dealers and expenses relating to advertising and other marketing-related activities, decreased by 4.2% from NT$23.7 billion in 2007 to NT$22.7 billion (US$0.7 billion) in 2008. This decrease was principally a result of the effects of consolidating Senao’s results of operations in our consolidated financial statements, which resulted in a decrease of NT$1.0 billion (US$31.0 million) in our promotional expenses on a consolidated basis. The decrease in marketing expenses was partially offset by a NT$1.2 billion (US$36.6 million) increase in cellular phone incentives in 2008. Under ROC GAAP, incentives, such as cellular phone incentives, paid to third party dealers for inducing business are included in marketing expenses, whereas under US GAAP, we previously accounted for such incentives in cost of revenues.

General and administrative

Our general and administrative expenses increased by 7.5% from NT$3.4 billion in 2007 to NT$3.7 billion (US$0.1 billion) in 2008. This increase was principally a result of a NT$0.2 billion (US$6.1 million) increase due to the consolidation of Senao’s general and administrative expenses.

Research and development

Our research and development expenses decreased by 3.0% from NT$3.3 billion in 2007 to NT$3.2 billion (US$0.1 billion) in 2008. Our research and development expenses decreased as a percentage of our revenues from 1.7% in 2007 to 1.6% in 2008. This decrease was principally a result of a NT$0.1 billion (US$3.1 million) decrease in depreciation.

Operating Costs and Expenses by Business Segment

	Fixed Line			Cellular Services	Internet and Data	Cellular Phone(1)	All Others(2)	Adjust- ment	Total
	Local	Domestic Long Distance	Inter- national Long Distance
	(in billions of NT$)
As of and for the year ended December 31, 2008*
Operating costs and expenses	45.0	4.8	11.1	39.6	43.8	22.4	4.4	(31.6)	139.5
General expenses(3)									3.6

Total operating costs and expenses									143.1

As of and for the year ended December 31, 2007*
Operating costs and expenses	45.6	5.0	11.4	39.5	42.5	15.0	1.9	(28.3)	132.6
General expenses(3)									4.4

Total operating costs and expenses									137.0

(1)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the costs of cellular phone sales of our consolidated subsidiary, Senao, under our cellular phone business segment beginning April 12, 2007.
(2)	Our all others business segment includes operating costs and expenses from our other services, which include (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by us to third parties and (vi) other non-core value-added services.
(3)	Represents general expenses and interest expenses that cannot be allocated to each division.
(*)	In order to strengthen internal management, starting from 2008, we allocated some of our costs from non-regulated services directly to other segments instead of using internal transfer pricing. The segment disclosure of 2007 was changed to conform to the segment disclosure of 2008.

Local telephone services

Our local telephone operating costs and expenses decreased by 1.3% from NT$45.6 billion in 2007 to NT$45.0 billion (US$1.4 billion) in 2008, primarily due to a NT$1.1 billion decrease in personnel expense resulting from our early retirement program and offset by NT$1.0 billion (US$30.5 million) in leased line expenses. Our depreciation and amortization expenses relating to local telephone services decreased by 5.1% from NT$15.8 billion in 2007 to NT$15.0 billion (US$0.5 billion) in 2008. The decrease was primarily due to a decrease in depreciation expenses reflecting reduced capital expenditures.

Domestic long distance telephone services

Our domestic long distance telephone operating costs and expenses decreased by 4.0% from NT$5.0 billion in 2007 to NT$4.8 billion (US$0.1 billion) in 2008, primarily due to a decrease of NT$0.2 billion in connection fees. Our depreciation and amortization expenses relating to domestic long distance telephone services decreased by 16.7% from NT$0.6 billion in 2007 to NT$0.5 billion (US$16 million) in 2008.

International long distance telephone services

Our international long distance telephone operating costs and expenses decreased by 2.6% from NT$11.4 billion in 2007 to NT$11.1 billion (US$0.3 billion) in 2008. The decrease was primarily due to a decrease of NT$0.6 billion in international settlement fees. Our depreciation and amortization expenses relating to international long distance telephone services decreased by 25.0% from NT$0.4 billion in 2007 to NT$0.3 billion (US$10.0 million) in 2008.

Cellular services

Our cellular operating costs and expenses increased by 0.3% from NT$39.5 billion in 2007 to NT$39.6 billion (US$1.2 billion) in 2008. We attribute this increase primarily to an increase in interconnection fees. Our depreciation and amortization expenses relating to cellular services decreased by 2.2% from NT$8.9 billion in 2007 to NT$8.7 billion (US$0.3 billion) in 2008.

Internet and data services

Our Internet and data operating costs and expenses increased by 3.1% from NT$42.5 billion in 2007 to NT$43.8 billion (US$1.3 billion) in 2008. This increase was primarily due to a NT$1.0 billion increase in leased line expenses. Our depreciation and amortization expenses relating to Internet and data services decreased by 6.0% from NT$13.4 billion in 2007 to NT$12.6 billion (US$0.4 billion) in 2008.

Cellular phone

Our cellular phone operating costs and expenses increased by 49.3% from NT$15.0 billion in 2007 to NT$22.4 billion (US$0.7 billion) in 2008. This increase was primarily due to fact that we consolidated the results of operations of our subsidiary, Senao, for the full year in 2008 but for only 8.5 months in 2007. We began consolidating the results of operations of Senao on April 12, 2007.

All others

Costs and expenses of our all others business segment increased by 131.6% from NT$1.9 billion in 2007 to NT$4.4 billion (US$0.1 billion) in 2008. This increase was primarily due to the reclassification of our non-core value-added services from Internet and data services to our all others business segment.

Operating Income and Operating Margin

As a result of the foregoing, our operating income decreased by 3.0% from NT$60.4 billion in 2007 to NT$58.6 billion (US$1.8 billion) in 2008. Our operating margin decreased from 30.6% in 2007 to 29.1% in 2008.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Fixed Line			Cellular Services	Internet and Data	Cellular Phone(1)	All Others(2)	Adjust- ment	Total
	Local	Domestic Long Distance	Inter- national Long Distance
	(in billions of NT$)
As of and for the year ended December 31, 2008*
Segment income from operations	(5.8)	5.7	3.0	38.8	24.3	(5.3)	1.5	—	62.2
Unallocated corporate expenses, net									(3.6)

Income from operations									58.6

As of and for the year ended December 31, 2007*
Segment income from operations	(4.5)	6.4	2.8	39.9	21.5	(1.6)	0.3	—	64.8
Unallocated corporate expenses, net									(4.4)

Income from operations									60.4

(1)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the costs of cellular phone sales of our consolidated subsidiary, Senao, under our cellular phone business segment beginning April 12, 2007.
(2)	Our all others business segment includes operating costs and expenses from our other services, which include (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by us to third parties and (vi) other non-core value-added services.
(*)	In order to strengthen internal management, starting from 2008, we allocated some of our costs from non-regulated services directly to other segments instead of using internal transfer pricing. The segment disclosure of 2007 was changed to conform to the segment disclosure of 2008.

As a result of the foregoing, in 2007 compared to 2008: segment loss for our local telephone services increased by 28.9% from NT$4.5 billion to NT$5.8 billion (US$0.2 billion); segment income for our domestic long distance telephone services decreased by 10.9% from NT$6.4 billion to NT$5.7 billion (US$0.2 billion); segment income for our international long distance telephone services increased by 7.1% from NT$2.8 billion to NT$3.0 billion (US$0.1 billion); segment income for our cellular services decreased by 2.8% from NT$39.9 billion to NT$38.8 billion (US$1.2 billion); segment income for our Internet and data services increased by 13.0% from NT$21.5 billion to NT$24.3 billion (US$0.7 billion); segment loss for our cellular phone business segment increased by 231.3% from NT$1.6 billion to NT$5.3 billion (US$0.2 billion); and segment loss for our all others business segment increased by 400.0% from NT$0.3 billion to NT$1.5 billion (US$45.8 million).

Other Income, Net

Our other income, net decreased by 25.9% from NT$1.5 billion in 2007 to NT$1.1 billion (US$33.6 million) in 2008. In particular, we attribute this decrease to an increase of NT$1.1 billion in impairment losses on assets from 2007 to 2008, which was partially offset by an increase of NT1.6 billion in interest income and valuation gain on financial instruments, net from 2007 to 2008.

Income Tax

Our income tax was NT$13.1 billion in 2007, compared to NT$13.9 billion (US$0.4 billion) in 2008. Our effective tax rate was 21.1% in 2007 and 23.3% in 2008.

Net Income

As a result of the foregoing, our net income decreased by 6.6% from NT$48.2 billion in 2007 to NT$45.0 billion (US$1.4 billion) in 2008. Our net margin was 24.4% in 2007 and 22.3% in 2008.

The year ended December 31, 2007 compared with the year ended December 31, 2006

Revenues

Our revenues increased by 7.0% from NT$184.5 billion in 2006 to NT$197.4 billion in 2007. This increase was primarily due to an increase in operating revenues from our Internet and data services, cellular services and our cellular phone business segment.

Fixed line services

Fixed line revenues comprised 33.1% and 29.9% of our revenues in 2006 and 2007, respectively. Our fixed line revenues decreased by 0.6% from NT$61.2 billion in 2006 to NT$59.1 in 2007.

Local telephone services. Our local telephone revenues was decreased by 4.3% from NT$37.4 billion in 2006 to NT$ 35.7 billion in 2007. This reflects a 7.0% decline in traffic volume from 18.6 billion minutes in 2006 to 17.3 billion minutes in 2007 offset by a 1.4% increase in average local usage fees. The decline in traffic volume was primarily due to the continued traffic migration from fixed line services to cellular services. We expect this trend to continue as broadband and cellular services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed line services to broadband and cellular services is slowing. The decline in traffic volume reflects a continued decrease in the number of customers of our discounted Internet tariff package. Changes in accounting estimates (we decreased estimated customer rental length from 16 years to 13 years) resulted in an increase in installation fees by NT$1.4 billion, which caused a reduction in the decrease of local telephone revenues. Our local interconnection revenues decreased by NT$0.3 billion between these two years because of a decrease in local interconnection volume

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 7.4% from NT$9.8 billion in 2006 to NT$9.1 billion in 2007. This decrease was mainly due to a decrease in traffic volume from 4.6 billion minutes in 2006 to 4.3 billion minutes in 2007. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to cellular services and VoIP. The rate of migration from fixed line services to cellular services has been slowing in the past two years as the cellular market becomes increasingly saturated. Our interconnection revenues also decreased as a result of more direct connections between private operators.

International long distance telephone services. Our international long distance telephone revenues increased by 2.0% from NT$14.0 billion in 2006 to NT$14.3 billion in 2007. This increase was mainly due to the rapid expansion of the wholesale and telephone card markets, which resulted in an increase of 6.7% in outgoing traffic volume from 2006 to 2007. Our international settlement revenues increased by 3.4% from NT$3.1 billion in 2006 to NT$3.2 billion in 2007. This increase was primarily due to the 23.0% increase in incoming traffic volume.

Cellular services

Cellular revenues comprised 39.5% and 37.3% of our revenues in 2006 and 2007, respectively. Our cellular revenues increased by 0.9% from NT$73.0 billion in 2006 to NT$73.6 billion in 2007. We experienced an increase in volume in 2007 from 2006 mainly due to an increase in outgoing traffic volume of 3.9% from 9.2 billion minutes in 2006 to 9.6 billion minutes in 2007 as a result of an increase in the number of customers using cellular service.

Internet and data services

Internet and data revenues comprised 25.1% and 25.0% of our revenues in 2006 and 2007, respectively. In 2007, the National Communications Commission issued a ruling bringing MOD services regulation under the Telecommunications Act, which is why we reclassified our MOD revenues as Internet and data revenues from our all others business segment. Our calculations for revenue growth have been adjusted to reflect this change. Our Internet and data revenues increased by 6.3% from NT$46.3 billion in 2006 to NT$49.2 billion in 2007 primarily due to an increase in our Internet services.

Internet services. Our revenues attributable to Internet services increased by 6.0% from NT$35.5 billion in 2006 to NT$37.7 billion in 2007. This increase was largely due to an increase in the number of our total ADSL and FTTx customers from 4.0 million as of December 31, 2006 to 4.3 million as of December 31, 2007. The increase was also due to a 6.3% increase in the number of our total HiNet subscribers from approximately 3.2 million as of December 31, 2006 to approximately 3.4 million as of December 31, 2007. There was an increase in the number of FTTx customers from approximately 0.2 million in 2006 to approximately 0.5 million in 2007. However, the number of dial-up customers decreased from 1.0 million in 2006 to 0.6 million in 2007 and the number of our ADSL customers decreased slightly from 3.9 million to 3.7 million. These decreases mainly reflect customer migration to our FTTx services. Calls to HiNet from dial-up subscribers are recorded as Internet and data services revenues and are not included in our fixed line minutes and we include usage fees from these calls in our Internet and data revenues. Usage fees from fixed line telephone calls to access Internet service providers other than HiNet are recorded as fixed line revenues.

Data services. Revenues from our data services increased by 7.3% from NT$10.8 billion in 2006 to NT$11.5 billion in 2007. This increase was principally due to an increase in revenues from MOD services and additional operating revenues from our new subsidiary, Chief Telecom, in which we acquired a 70% interest in September 2006. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed leased lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators and international leased line service providers, as well as the continued migration of domestic leased line customers to ADSL services.

Cellular phone

Revenues from our cellular phone business segment generated accounted for 6.6% of our total revenues in 2007. Revenues from our cellular phone business segment amounted to nil in 2006 and NT$13.2 billion in 2007. In April 2007, we started accounting for the revenues from our consolidated subsidiary, Senao, under our cellular phone business segment as a result of our acquisition of Senao. We formed our cellular phone business segment beginning with our financial statements for the fiscal year ended 2007.

All others

Revenues from our all others business segment decreased by 42.5% from NT$4.0 billion in 2006 to NT$2.3 billion in 2007 primarily due to the decrease in revenues from our telephone directories service in 2007. Revenue from our all others business segment includes revenues derived from (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) rental income from the leasing of real estate owned by us to third parties and (vi) other non-core value-added services and comprised 2.3% and 1.2% of our revenues in 2006 and 2007, respectively. In 2007, we also stopped accounting for MOD revenues under our all others business segment and started accounting for MOD revenues under Internet and data services.

Operating Costs and Expenses

Our operating costs and expenses increased by 6.8% from NT$128.2 billion in 2006 to NT$137.0 billion (US$4.2 billion) in 2007. This increase was primarily due to increases in operating costs. As a percentage of revenues, operating costs and expenses decreased from 69.5% in 2006 to 69.4% in 2007.

Operating Costs

Operating costs include personnel expenses, international settlement costs spectrum usage and license fees, costs of materials and maintenance and interconnection fees among cellular operators.

Our cost of revenues increased by 13.6% from NT$93.8 billion in 2006 to NT$106.6 billion in 2007. This increase was principally a result of a NT$11.6 billion increase in the cost of goods sold, which resulted from the consolidation of Senao’s operating costs. The increase was partially offset by a NT$0.4 billion decrease in personnel expenses reflecting a decrease in expenses related to the special termination benefits under our early retirement programs in 2006 and 2007.

Marketing

Our marketing expenses, which include personnel expenses, incentives paid to third party dealers, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 13.8% from NT$27.5 billion in 2006 to NT$23.7 billion in 2007. This decrease was principally a result of the effects of consolidating Senao’s results of operations in our consolidated financial statements, which resulted in a decrease of NT$3.8 billion in our marketing expenses on a consolidated basis. The decrease in marketing expenses was partially offset by a NT$1.7 billion increase in cellular phone incentives in 2007. Under ROC GAAP, incentives, such as cellular phone incentives, paid to third party dealers for inducing business are included in marketing expenses, whereas under US GAAP, we previously accounted for such incentives in cost of revenues.

General and administrative

Our general and administrative expenses decreased by 1.0% from NT$3.5 billion in 2006 to NT$3.4 billion in 2007. This decrease was principally a result of a NT$0.1 billion decrease in personnel expenses reflecting a decrease in expenses related to the special termination benefits under our early retirement programs in 2006 and 2007.

Research and development

Our research and development expenses decreased by 5.5% from NT$3.4 billion in 2006 to NT$3.3 billion in 2007. Our research and development expenses decreased as a percentage of our revenues from 1.8% in 2006 to 1.7% in 2007. This decrease was principally a result of a NT$0.1 billion decrease in personnel expenses reflecting a decrease in expenses related to the special termination benefits under our early retirement programs in 2006 and 2007.

Operating Costs and Expenses by Business Segment

	Fixed Line			Cellular Services	Internet and Data	Cellular Phone(2)	All Others(1)(3)	Adjust- ment	Total
	Local	Domestic Long Distance	Inter- national Long Distance
	(in billions of NT$)
As of and for the year ended December 31, 2007*
Operating costs and expenses	45.6	5.0	11.4	39.5	42.5	15.0	1.9	(28.3)	132.6
General expenses(4)									4.4

Total operating costs and expenses									137.0

As of and for the year ended December 31, 2006*
Operating costs and expenses	48.0	5.1	10.9	43.5	39.5	—	4.5	(27.6)	123.9
General expenses(4)									4.3

Total operating costs and expenses									128.2

(1)	Beginning in 2007, we no longer account for MOD operating costs and expenses under our all others business segment and account for MOD operating costs and expenses under our Internet and data business segment. In this table, MOD operating costs and expenses were classified under our all others business segment in 2006 and our internet and data business segment in 2007 and 2008.
(2)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the costs of cellular phone sales of our consolidated subsidiary, Senao, under our cellular phone business segment beginning April 12, 2007.
(3)	Our all others business segment includes operating costs and expenses from our other services, which include (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by us to third parties and (vi) other non-core value-added services.
(4)	Represents general expenses and interest expenses that cannot be allocated to each division.
(*)	In order to strengthen internal management, starting from 2008, we allocated some of our costs from non-regulated services directly to other segments instead of using internal transfer pricing. The segment disclosure of 2006 and 2007 was changed to conform to the segment disclosure of 2008.

Local telephone services

Our local telephone operating costs and expenses, including depreciation and amortization, decreased by 5.0% from NT$48.0 billion in 2006 to NT$45.6 billion in 2007, primarily due to a NT$1.9 billion decrease in personnel expense resulting from our early retirement program and decrease in the number of employees, and offset by a NT$0.1 billion increase in uncollectible bills from our customers. Our depreciation and amortization expenses relating to local telephone services decreased by 7.1% from NT$17.4 billion in 2006 to NT$15.8 billion in 2007. The decrease was primarily due to a decrease in depreciation expenses reflecting reduced capital expenditures.

Domestic long distance telephone services

Our domestic long distance telephone operating costs and expenses, including depreciation and amortization, decreased by 2.0% from NT$5.1 billion in 2006 to NT$5.0 billion in 2007, primarily due a NT$ 0.1 billion decrease in personnel expenses resulting from a decrease in the number of employees. Our depreciation and amortization expenses relating to domestic long distance telephone services decreased by 40.0% from NT$0.7 billion in 2006 to NT$0.6 billion in 2007.

International long distance telephone services

Our international long distance telephone operating costs and expenses, including depreciation and amortization, increased by 4.6% from NT$10.9 billion in 2006 to NT$11.4 billion in 2007. The increase was primarily due to an increase of NT$0.9 billion in international settlement fees, which was partially offset by a NT$ 0.2 billion decrease in personnel expenses resulting from a decrease in the number of employees. Our depreciation and amortization expenses relating to international long distance telephone services decreased by 60% from NT$0.6 billion in 2006 to NT$0.4 billion in 2007.

Cellular services

Our cellular operating costs and expenses, including depreciation and amortization, decreased by 9.2% from NT$43.5 billion in 2006 to NT$39.5 billion in 2007. This decrease was primarily due to a decrease in marketing expenses, primarily incentives paid to Senao, resulting from the acquisition of Senao. Our depreciation and amortization expenses relating to cellular services increased by 1.1% from NT$8.5 billion in 2006 to NT$8.9 billion in 2007.

Internet and data services

Our Internet and data operating costs and expenses, including depreciation and amortization, increased by 7.6% from NT$39.5 billion in 2006 to NT$42.5 billion in 2007. This increase was primarily due to a NT$1.8 billion increase in MOD-related expenses, which was partially offset by a NT$0.6 billion decrease in personnel expenses resulting from a decrease in the number of employees. Our depreciation and amortization expenses relating to Internet and data services increased slightly by 2.3% from NT$13.0 billion in 2006 to NT$13.4 billion in 2007.

Cellular phone

Our cellular phone operating costs and expenses increased from nil in 2006 to NT$15.0 billion in 2007. This increase was primarily due to the fact that we began consolidating of the results of operations of our subsidiary, Senao, beginning on April 12, 2007.

All others

Costs and expenses of our all others business segment decreased by 57.8% from NT$4.5 billion in 2006 to NT$1.9 billion in 2007. This decrease was primarily due to the reclassification of MOD service costs from our all others business segment to Internet and data services in 2007.

Operating Income and Operating Margin

As a result of the foregoing, our operating income increased by 7.3% from NT$56.3 billion in 2006 to NT$60.4 billion in 2007. Our operating margin decreased from 30.5% in 2006 to 30.6% in 2007.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Fixed Line			Cellular Services	Internet and Data(1)	Cellular Phone(2)	All Others(1)(3)	Adjust- ment	Total
	Local	Domestic Long Distance	Inter- national Long Distance
	(in billions of NT$)
As of and for the year ended December 31, 2007*
Segment income from operations	(4.5)	6.4	2.8	39.9	21.5	(1.6)	0.3	—	64.8
Unallocated corporate expenses, net									(4.4)

Income from operations									60.4

As of and for the year ended December 31, 2006*
Segment income from operations	(3.4)	7.2	3.1	32.6	21.4	—	(0.3)	—	60.6
Unallocated corporate expenses, net									(4.3)

Income from operations									56.3

(1)	Beginning in 2007, we no longer account for MOD revenues under our all others business segment and account for MOD revenues under our Internet and data business segment. In this table, MOD revenues were classified under our all others business segment in 2006 and our internet and data business segment in 2007 and 2008.
(2)	As a result of our acquisition and the obtaining of board control of Senao in 2007, we began accounting for the cellular phone sales of our consolidated subsidiary, Senao, under our cellular phone business segment beginning April 12, 2007.
(3)	Our all others business segment includes operating costs and expenses from our other services, which include (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by us to third parties and (vi) other non-core value-added services.
(*)	In order to strengthen internal management, starting from 2008, we allocated some of our costs from non-regulated services directly to other segments instead of using internal transfer pricing. The segment disclosure of 2006 and 2007 was changed to conform to the segment disclosure of 2008.

As a result of the foregoing, in 2006 compared to 2007: segment loss for our local telephone services increased by 32.4% from NT$3.4 billion to NT$4.5 billion; segment income for our domestic long distance telephone services decreased by 11.1% from NT$7.2 billion to NT$6.4 billion; segment income for our international long distance telephone services decreased by 9.7% from NT$3.1 billion to NT$2.8 billion; segment income for our cellular services increased by 22.4% from NT$32.6 billion to NT$39.9 billion; segment income for our Internet and data services increased by 0.5% from NT$21.4 billion to NT$21.5 billion; segment loss for our cellular phone business segment increased from nil to NT$1.6 billion; and segment income for our all others business segment increased from a loss of NT$0.3 billion to income of NT$0.3 billion.

Other Income, Net

Our other income, net increased by 4.7% from NT$1.4 billion in 2006 to NT$1.5 billion in 2007. This increase was primarily due to an increase of NT$0.6 billion in net interest income and a decrease of NT$0.6 billion in other expenses (such as foreign exchange loss and valuation loss on financial instruments, net).

Income Tax

Our income tax was NT$12.8 billion in 2006, compared to NT$13.1 billion in 2007. Our effective tax rate was 22.1% in 2006 and 21.1% in 2007.

Net Income

As a result of the foregoing, our net income increased by 7.3% from NT$44.9 billion in 2006 to NT$48.2 billion in 2007. Our net margin was 24.3% in 2006 and 24.4% in 2007.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2006	2007	2008
	(in billions)
	NT$	NT$	NT$	US$
Net cash provided by operating activities	100.7	89.0	91.9	2.8
Net cash used in investing activities	(18.8)	(38.6)	(34.5)	(1.0)
Net cash used in financing activities	(52.9)	(44.3)	(52.3)	(1.6)
Effect of exchange rate changes	—	—	—	—
Effect of change in consolidated subsidiaries	(0.2)	(0.5)	—	—
Net increase in cash and cash equivalents	28.8	5.6	5.1	0.2
Cash and cash equivalents at end of year	70.7	76.2	81.3	2.5

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient for our present requirements.

In 2008, we generated NT$91.9 billion (US$2.8 billion) net cash from operating activities, as compared to NT$89.0 billion in 2007. The increase in net cash from operating activities was primarily the result of lower net income in 2008 of NT$45.8 billion (US$1.4 billion) compared to NT$48.7 billion in 2007, and a decrease in other current monetary assets.

In 2007, we generated NT89.0 billion net cash from operating activities, as compared to NT100.7 billion in 2006. The decrease was primarily due to a decrease of NT$9.9 billion in income tax payable.

Historically, net cash from operating activities has been sufficient to cover our capital expenditures, including ongoing expansion and modernization of our networks.

In 2008, net cash used in investing activities was NT$34.5 billion (US$1.1 billion), a decrease from NT$38.6 billion in 2007. The decrease was primarily the result of a net decrease of NT$10.6 billion (US$0.3 million) in available-for-sale financial assets, partially offset by an increase of NT$5.1 billion (US$0.2 billion) in acquisitions of property, plant and equipment.

In 2007, net cash used in investing activities was NT$38.6 billion, an increase from NT$18.8 billion in 2006. The increase was primarily the result of an increase of NT$18.5 billion in our available-for-sale securities consisting mostly of investments in open-ended mutual funds.

In 2008, our net cash used in financing activities totaled NT$52.3 billion (US$1.6 billion), which mainly reflected NT$9.6 billion of cash distribution to our stockholders for capital reduction plan and 41.2 billion of payment of dividends during that period.

In 2007, our net cash used in financing activities totaled NT$44.3 billion, which mainly reflected a NT$34.8 billion payment of cash dividends and NT$7.2 billion of purchase of treasury stock during that period. In 2006, our net cash used in financing activities totaled NT$52.9 billion, which mainly reflected a NT$40.7 billion payment of cash dividends and NT$11.4 billion of purchase of treasury stock during that period.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations. In future years, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our networks combined with anticipated outlays for the introduction of new services, including our NGN services. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2008, our primary source of liquidity was NT$81.3 billion (US$2.5 billion) in cash and cash equivalents. Chunghwa Telecom had a portfolio of interest-free debt of approximately NT$0.3 billion as of December 31, 2006, and all of Chunghwa Telecom’s outstanding debt was paid off in March 2007.

On November 18, 2005, our subsidiary Chief Telecom Inc. obtained a secured loan in the amount of NT$23 million from Chinatrust Commercial Bank at an annual interest rate of 3.05%, with interest and principle payable monthly. This secured loan was repaid in full on November 18, 2007. As of December 31, 2007 and 2008, Chief Telecom also has short-term unsecured loans in the amount of NT$36 million and NT$258 million (US$8.0 million) at an interest rate of 2.85% and 1.70%, respectively.

Our subsidiary, Senao, obtained unsecured loan of NT$20 million from Industrial Bank of Taiwan. Interest and principal are payable semiannually and the loan was repaid in full on May 4, 2008.

As a part of the government’s effort to upgrade the existing telecommunication infrastructure, we and other public utility companies were required by the R.O.C. government to contribute a total of NT$4,500 million to funds called the Fixed Line Fund and the Piping Fund. Under the Fixed Line Fund, we contributed NT$1,000 million to the fund, administered by the R.O.C. Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, we contributed NT$1.0 billion to the fund, administered by the Taipei City Government, on August 15, 1996. We accounted for both contributions as other assets on our balance sheets.

Through the use of the Fixed Line Fund and the Piping Fund, the governmental agencies will construct new underground fixed lines and conduits and perform ongoing maintenance operations. Currently, a portion of the fixed lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

In August 2007, the R.O.C. government decided to dissolve the Fixed Line Fund and refund money to the contributors within one year. Therefore, we reclassified the Fixed Line Fund from other assets to other current assets and received the full amount of our original contribution of NT$1.0 billion million on January 11, 2008.

We have a revolving credit facility with a term of one year. As of December 31, 2008, we had not made any drawdowns under this facility. We are not subject to any covenants for borrowings under this facility. In the past, we had from time to time issued commercial paper to fund our working capital needs. In 2008, we did not issue any commercial paper. We may issue commercial paper in the future for our short-term cash requirements.

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of third parties. In addition, we do not have any written options on non-financial assets.

Capital Expenditures

The following table sets forth a summary of our capital expenditures for the periods indicated.

	For the year ended December 31,
	2006		2007		2008
	(NT$ in billions, except percentages)
Capital Expenditures:
Wireline equipment(1)	17.9	65%	19.2	76%	22.4	75%
Cellular equipment	9.4	34	5.4	22	5.2	17
Others	0.4	1	0.5	2	2.5	8

Total capital expenditures	27.7	100%	25.1	100%	30.1	100%

(1)	Wireline equipment used to provide fixed line services and Internet and data services. Some wireline equipment is jointly used by fixed line and data and Internet services.

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2009.

	For the year ending December 31, 2009
	(in billions of NT$, except percentages)
Capital Expenditures:
Wireline equipment	24.7	79.9%
Cellular equipment	5.0	16.2
Others	1.2	3.9

Total capital expenditures	30.9	100.0%

We expect our total capital expenditures to be approximately NT$30.9 billion in 2009. In future periods, we expect our total capital expenditures to rise due to the launch of new businesses, Internet protocol next generation network migration and 3G cellular network expansion. We expect to finance these capital expenditures with our cash flows from operations.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2006, 2007 or 2008.

Recent Accounting Pronouncements

The ARDF of the ROC revised statements of Financial Accounting Standards No. 10 “Accounting for Inventories,” or SFAS No. 10, in November 2007, which requires to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted. We are currently evaluating the effect of the adoption of ROC SFAS No. 10 and do not expect it to have a significant impact on our consolidated financial statements.

In December 2007, the FASB issued US SFAS No. 141R, “Business Combination,” or US SFAS No. 141R, and US SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or US SFAS No. 160. US SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value, as of the acquisition date. In addition, the net assets of non-controlling interest’s share of the acquired subsidiaries should be recognized at fair value. US SFAS No. 160 requires us to include non-controlling interests as a separate component of stockholders’ equity, instead of a liability or temporary equity. US SFAS No. 141R is effective for any of our business combinations consummated on or after January 1, 2009, and US SFAS No. 160 is effective for us beginning after January 1, 2009. We are currently evaluating the effect of the adoption of US SFAS No. 141R and SFAS No. 160, and we do not expect the adoption of US SFAS No. 141R and SFAS No. 160 to have a material impact on our consolidated financial statement.

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 to January 1, 2009 for us, for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We believe the adoption of the delayed items of SFAS No. 157 will not have a material impact on our financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 13,” or SFAS No. 161, which requires additional disclosure about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS No. 161 is effective for us beginning January 1, 2009. We believe the adoption of SFAS No. 161 will not have a material impact on our financial statements.

In April 2008, the FASB released staff position, or FSP, SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP SFAS No. 142-3. The FSP requires entities to disclose information for recognized intangible assets that enable users of financial statements to understand the extent to which expected future cash flows associated with intangible assets are affected by the entity’s intent or ability to renew or extend the arrangement associated with the intangible asset. The FSP also amends the factors an entity should consider in developing the renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The FSP will be applied prospectively to intangible assets acquired after the FSP’s effective date, but the disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the FSP’s effective date. The FSP is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The adoption of FSP SFAS No. 142-3 is not expected to have a significant effect on our consolidated financial statements.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” or FSP SFAS 132(R)-1, which provides additional guidance on employers’ disclosure about the plan assets of defined benefit pension or other postretirement plans. FSP SFAS 132(R)-1 clarifies the disclosure about fair value measurement of pension or other postretirement plant assets are not within the scope of the disclosure requirements of SFAS 157. The disclosure required by FSP SFAS 132(R)-1 include a description of how investment allocation decisions are made, major categories of plan assets, valuation techniques used to measure the fair value of plan assets, the impact of measurements using significant unobservable inputs and concentrations of risk within plan assets. The disclosure about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. For us, FSP SFAS 132(R)-1 will be effective for the fiscal year ending 2009 and will result in additional disclosure related to the assets of defined benefit pension plans in notes to our consolidated financial statements.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and stockholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP as of and for the periods indicated.

	For the year ended December 31,
	2006	2007	2008
	(in billions)
	NT$	NT$	NT$	US$
R.O.C. GAAP:
Consolidated net income	44.9	48.2	45.0	1.4
Attributed to:
Stockholders of the parent	44.9	48.2	45.0	1.4
Minority interest	—	0.5	0.8	—
U.S. GAAP:
Net income	42.1	49.5	43.7	1.3

	As of December 31,
	2006	2007	2008
	(in billions)
Total stockholders’ equity:
R.O.C. GAAP	400.1	397.8	379.7	11.6
U.S. GAAP	320.1	317.8	302.8	9.2

Note 34 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant difference between R.O.C. GAAP and U.S. GAAP as they related to us and a reconciliation of net income and stockholders’ equity.

C. Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2006, 2007 and 2008, our research and development expenses were approximately NT$3.4 billion, NT$3.3 billion and NT$3.2 billion (US$0.1 billion), respectively, or 1.8%, 1.7% and 1.6% of our revenues, respectively.

As of March 31, 2009, we have more than 1,150 researchers focusing on the following areas:

•	wireless communication;

•	broadband transmission and access;

•	Internet and multimedia applications;

•	network operation support;

•	customer service information;

•	advanced technologies research; and

•	customer premises equipment.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our ADSL deployment, Internet-based call center, e-commerce platform, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of March 31, 2009, we have been granted 326 domestic patents and 48 foreign patents.

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

E. Off-Balance Sheet Arrangements

We entered into forward exchange contracts and index future contracts and currency options to reduce our exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and in stock prices for the years ended December 31, 2006, 2007 and 2008. Net losses arising from derivative financial instruments for the years ended December 31, 2006, 2007, and 2008 were NT$52 million (including realized settlement losses of NT$32 million and valuation losses of NT$20 million), NT$866 million (including realized settlement losses of NT$271 million and valuation losses of NT$595 million) and NT$486 million (US$15.0 million) (including realized settlement losses of NT$38 million (US$1.2 million) and valuation gain of NT$524 million (US$16.0), respectively.

In September 2007, we entered into a ten-year foreign currency derivative contract with Goldman Sachs Group Inc., or Goldman Sachs, in order to hedge foreign currency fluctuation risks caused by capital expenditure payments and international call settlement fees, which were primary denominated in U.S. dollars. In accordance with the terms of the contract, we deposited US$3.0 million with Goldman Sachs, with Goldman Sachs offering an annual interest rate of 8% on this deposit. Under the terms of the contract, if the spot exchange rate of NT dollars against U.S. dollars was less than NT$31.50 per US$1.00 at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, we were required to make a cash payment to Goldman Sachs. The amount of payment is determined by the difference between the applicable exchange rates and using a base amount of US$4.0 million. Conversely, if the spot exchange rate of NT dollars against U.S. dollars was above NT$31.50 per US$1.00 using the same valuation methodology, Goldman Sachs would have a payment obligation in an amount determined using a base amount of U$2.0 million. On October 21, 2008, the derivative contract was automatically terminated under the knock-out clause because the spot exchange rate of NT dollars against U.S. dollars rose above NT$32.70.

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2008.

	Total	2009	2010	2011	2012	After 2012
	(NT$ in billions)
Contractual Obligations(1)
Long-term debt	—	—	—	—	—	—
Operating leases(2)	4.6	1.4	1.0	0.9	0.7	0.6

Total	4.6	1.4	1.0	0.9	0.7	0.6

(1)	Accrued pension liabilities of NT$3.9 billion and NT$5.2 billion (US$0.2 billion) as of December 31, 2007 and 2008 have not been included in the table above.
(2)	Operating leases obligations are described in note 31 to our audited consolidated financial statements included elsewhere in the annual report.

As of December 31, 2008, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$0.4 billion (US$12.2 million), and acquisition of telecommunications equipment of NT$15.6 billion (US$0.5 billion), and contacts for printing bills, envelopes and telephone directories of NT$0.1 billion.

G. Foreign Exchange

Our revenues and costs and expenses are largely denominated in NT dollars. Our principal expenses denominated in foreign currencies are capital expenditures on telecommunications equipment and settlement payments for the use of networks of carriers in foreign countries for outgoing international calls. Settlement receipts have been a principal source of foreign currency for us. While future fluctuations of the NT dollar against foreign currencies could impact our financial condition and results of operations, we have not been materially affected by the fluctuation of the NT dollar against foreign currencies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors, supervisors and executive officers and such person’s position as of March 31, 2009. There is no family relationship among any of these persons. All of our directors and supervisors were elected at our annual general stockholders’ meeting held on June 15, 2007 and have terms from June 15, 2007 to June 14, 2010.

Name	Age	Position	Tenure with us
Shyue-Ching Lu(1)	60	Chairman, Chief Executive Officer and Director	31 years
Shaio-Tung Chang(1)	62	President and Director	40 years
Jiann-Yen Chen(1)	55	Director	4 months
Yuan-Hui Cheng(1)	61	Director	4 months
Mu-Shun Lin(1)	59	Director	7 months
Chao-I Hsieh(1)	61	Director	3 years
Jennifer Yuh-Jen Wu(1)	48	Director	5 months
Shih-Wei Pan(1)	54	Director	6 months
Jing-Twen Chen(2)	55	Director	8 years
Zse-Hong Tsai(2)	48	Director	7 years
Shu Yeh(2)	51	Director	2 years
Shih-Peng Tsai1)	60	Director	1 month
Judy Fu-meei Ju	52	Supervisor	7 years
Tay-Shing Lee(1)	44	Supervisor	4 months
Ming-Shyan Yang	53	Supervisor	9 months
Yung An Yen	64	Supervisor	2 years
Joseph C.P. Shieh	49	Chief Financial Officer and Senior Vice President	2 years
John C.C. Hsueh	63	Senior Vice President	38 years
Tzong-Yen Chang	60	Senior Vice President	36 years
Yen-Sung Lee	60	Senior Vice President	35 years
Minsky Luo	58	Senior Vice President	1 year
Tzu-Han Huang	59	Executive Vice President	33 years
Chi-Mau Sheih	55	Executive Vice President	33 years
Jen-Hon Lin	63	Executive Vice President	40 years
Shyang-Yih Chen	57	Executive Vice President	33 years
Hsiu-Gu Huang	56	Executive Vice President	30 years
Tai-Feng Leng	60	Executive Vice President	38 years

(1)	Representatives of the preferred shares held by the Ministry of Transportation and Communications.
(2)	Independent director.

Shyue-Ching Lu is a director and our chairman and chief executive officer. Dr. Lu had served as our president from May 1996 until he was appointed our chairman in August 2008. Prior to that, Dr. Lu was the director general of the Department of Posts and Communications of the Ministry of Transportation and Communications from 1993 to 1994 and the deputy director general of the Directorate General of Telecommunications from 1994 to 1996. Dr. Lu holds a Ph.D. degree in electrical engineering from the University of Hawaii and a Bachelor’s degree in engineering from the National Cheng Kung University in Taiwan.

Shaio-Tung Chang is the President of our company. Mr. Chang served as a senior vice president of our company from March 2007 to August 2008 and an executive vice president of our company and manager of our Mobile Business Group from July 2004 to March 2007. He also served as executive vice president of our company and manager of our International Business Group from December 2002 to July 2004. Mr. Chang holds a Master’s degree in management science from the National Chiao Tung University in Taiwan.

Jiann-Yen Chen is a director of our company. Mr. Chen is also currently the general secretary of the Ministry of Transportation and Communications. Mr. Chen was the director of the Taiwan Area National Freeway Bureau from 2005 to 2006. He holds a Bachelor’s degree in law from Soochow University in Taiwan.

Yuan-Hui Cheng is a director of our company. Mr. Cheng is the senior secretary of the Ministry of Transportation and Communications. Mr. Cheng holds a Bachelor’s degree in Chinese from Tamkang University in Taiwan.

Mu-Shun Lin is a director of our company. Mr. Lin is also a director of Personnel Department at the Ministry of Transportation and Communications. Mr. Lin holds a Master’s degree in law from Ming-Chuan University in Taiwan.

Chao-I Hsieh is a director of our company. Mr. Hsieh is also a senior counselor of the Ministry of Transportation and Communications. He holds Ph.D. & M.A. degrees from the University of Pennsylvania and he majored in city planning and real estate management.

Jennifer Yuh-Jen Wu is a director of our company. Dr. Wu is also currently the deputy director general of the Institute of Transportation at the Ministry of Transportation and Communications. Dr. Wu was the director of the information systems division of the Institute of Transportation from 1995 to August 2008 and also worked as the secretary-general of the Ministry of Transportation and Communications in 2000. Dr. Wu holds a Ph.D. degree from the Institute of Traffic and Transportation from the National Chiao Tung University. She also holds two Master’s degrees from Northwestern University, one in electrical engineering and computer science and one in industrial engineering and management science.

Shih-Wei Pan is a director of our company. Dr. Pan is also currently the political deputy minister at the Council of Labor Affairs. Dr. Pan holds a Ph.D. degree in industrial and labor relations from Cornell University.

Jing-Twen Chen is a director of our company. Dr. Chen is also a professor at the finance department of the National Central University in Taiwan. Dr. Chen holds a Ph.D. degree in finance from the National Taiwan University of Science and Technology.

Zse-Hong Tsai is a director of our company. Dr. Tsai is also currently a professor of electrical engineering at the National Taiwan University. His research interest includes broadband networking, performance evaluation and telecommunication regulations. Dr. Tsai holds a Ph.D. degree and a Master’s of science degree in electrical engineering from the University of California, Los Angeles, and a Bachelor of Science degree in electrical engineering from the National Taiwan University.

Shu Yeh is a director of our company. Dr. Yeh is also currently a professor of accounting at National Taiwan University. His research interests include accounting, capital markets and telecommunications regulation.

Dr. Yeh holds a Ph.D. degree in accounting from the University of California, Los Angeles, a Master’s degree in professional accounting from the University of Texas at Austin, and a Bachelor’s degree in economics from the National Taiwan University.

Shih-Peng Tsai is a director of our company. Mr. Tsai replaced Hsu-Chung Simon Chang as a director on March 16, 2009. Mr. Tsai is also currently a representative of the Member’s Convention of the Chunghwa Telecom Workers Union and serves as a manager of Min-Syong service centers. Mr. Tsai graduated from Ta Tung Junior Technological College of commerce.

Judy Fu-Meei Ju is a supervisor of our company. Ms. Ju also serves as a public prosecutor in the Taiwan Superior Court Prosecutor’s Officer. Ms. Ju was previously the director of the third department of the Executive Yuan and the director of the office of the Minister of the Executive Yuan. Ms. Ju holds a Ph.D. degree in law from the National Taiwan University.

Tay-Shing Lee is a supervisor of our company. Mr. Lee is currently the comptroller of the department of accounting at the Ministry of Transportation and Communications. Mr. Lee was previously the deputy director of the Budget Bureau of General Affairs of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Mr. Lee holds a Bachelor’s degree in accounting from Feng Chia University in Taiwan.

Ming-Shyan Yang is a supervisor of our company. Mr. Yang is also currently the director of the second bureau of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Mr. Yang holds a Bachelor’s degree in accounting from the National Chengchi University in Taiwan.

Yung An Yen is a supervisor of our company. Mr. Yen is also the vice president of Taiwan Post Co., Ltd. He has worked for Taiwan Post Co., Ltd. over 35 years. His former positions include the director of the department of savings and remittances and the director of the department of capital operations. Mr. Yen holds a Master’s degree in law from the National Chengchi University in Taiwan.

Joseph C.P. Shieh is our chief financial officer. Mr. Shieh served as an executive vice president and spokesman of Mega Financial Holding Company from February 2003 to January 2007. He was the chairman of Mega Venture Investment Co. Ltd. from October 2004 to January 2007 and the chief executive officer of the Investment Banking Business Group at Mega Financial Holding Company from July 2004 to January 2007. Dr. Shieh holds a Ph.D. degree in finance from Kent State University, Ohio, USA.

John C.C. Hsueh is a senior vice president of our company. Dr. Hsueh is also a director of Taipei Financial Center Corp. He served as a president of Telecom Laboratories from October 1998 to October 2000. He also served as an executive vice president of our company and as a manager of our Northern Taiwan Business Group from October 2000 to September 2006. Dr. Hsueh holds a Ph.D. degree in electric engineering and computer science from Northwestern University.

Tzong-Yen Chang is a senior vice president of our company. Mr. Chang is also a director of the Taiwan International Standard Electronics Ltd. Mr. Chang served as assistant vice president of our company and deputy manager of our Northern Taiwan Business Group from August 2003 to January 2006. Prior to that, he was a manager of the Banciao operation department. Mr. Chang holds a Master’s degree in management science from the National Chiao Tung University in Taiwan.

Yen-Sung Lee is a senior vice president of our company. Dr. Lee is also a director of SENAO International Co., Ltd. Dr. Lee previously served as an executive vice president and the manager of our Industrial Customer Group of our company from February 2007 to August 2008. Mr. Lee was an executive vice president and manager of the Data Communications Business Group of our company from January 2002 to April 2005 and was the president of the Telecom Laboratories from April 2005 to February 2007. Mr. Lee holds a Ph. D. degree in information engineering from National Chiao Tung University.

Minsky Luo is a senior vice president of our company. Prior to joining Chunghwa, Mr. Luo was a director and vice president of ICT at R.R. Donnelly Financial and Lifetime (a Disney/Hearst company) in New York City, respectively, and has 10 years of experience at AT&T Bell Laboratories in Murray Hill, New Jersey. He also served briefly as executive consultant for the Institute for Information Industry and worked in Qatar, Saudi Arabia and other countries of the Gulf Cooperation Council. Mr. Luo holds a Ph.D. degree in applied mathematics and a Master’s degree in computer science.

Tzu-Han Huang is an executive vice president of our company and a manager of our Northern Taiwan Business Group. Dr. Huang is also a director of SENAO International Co., Ltd. He served as assistant vice president of our company and deputy manager of our Northern Taiwan Business Group from February 2006 to January 2008 and as senior managing director of the Marketing Department from July 2004 to February 2006. He holds a Ph.D. degree in applied mathematics from the National Chung-Hsing University in Taiwan.

Chi-Mau Sheih is an executive vice president of our company and a manager of our Southern Taiwan Business Group. Mr. Sheih was the manager of our Central Taiwan Business Group from January 2006 to March 2007. He served as a president of the department of network from September 2001 to January 2004. He also served as assistant vice president of our company and deputy manager of our Central Taiwan Business Group from January 2004 to September 2006. Mr. Sheih holds a Master of Business Administration degree from the National Taiwan University.

Jen-Hon Lin is an executive vice president and general manager of our Mobile Business Group of our company. Mr. Lin is also a director of Chunghwa Investment Co., Ltd. Mr. Lin is also a director of the RPTI International Co., Ltd. Mr. Lin served as assistant vice president and deputy manager of our Mobile Business Group from July 1996 to January 2006. He also served as executive vice president of our company and manager of our International Business Group from January 2006 to March 2007. Mr. Lin graduated from New York Institute of Technology with Master’s degree in electrical engineering.

Shyang-Yih Chen is an executive vice president and a manager of our Data Communications Business Group. Mr. Chen was the president of our value-added service department of our Data Communications Business Group from May 1997 to January 2005 and was an assistant vice president of our company and deputy manager of our Data Communications Business Group from January 2005 to September 2006. Mr. Chen holds a Master’s degree in electronic engineering from National Taiwan University.

Hsiu-Gu Huang is an executive vice president and a manager of Enterprise Business Group. Mr. Huang served as an assistant vice president of our company and deputy manager of our Enterprise Business Group from January 2007 to September 2008. Mr. Huang holds a Master’s degree in management science from the National Chiao Tung University in Taiwan.

Tai-Feng Leng is an executive vice president of our company and a manager of our International Business Group. Miss Leng is also a director of Chief Telecom Inc., Donghwa Telecom Co., Ltd. and Chunghwa Telecom Singapore Pte., Ltd. Miss Leng served as vice president of our International Business Group from July 2004 to December 2007 and as senior managing director of the marketing department from October 2001 to July 2004. Miss Leng holds a Master’s degree in management science from the National Chiao Tung University in Taiwan.

B. Compensation

The compensation plan for our directors and supervisors, approved at our annual general stockholders’ meeting in 2006, stipulates that:

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

Furthermore, the monthly compensation for our president, approved by our board of directors meeting in 2006, is NT$300,000, and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. If the president also serves as a director of the board, he will not receive any additional compensation for his role as a director. Also, any compensation above the stipulated amounts in the compensation plan for our directors and supervisors, including but not limited to profit-based bonuses, received by our directors and supervisors who are serving as representatives of the Ministry of Transportation and Communications will collected by the Ministry of Transportation and Communications.

The compensation plan was put into practice on January 1, 2006. The aggregate amount of compensation that we paid to our directors, supervisors and executive officers in 2007 and 2008 was NT$135,506,801 and NT$134,119,936, respectively. The aggregate amount of compensation in 2008 includes a NT$88,778,939 salary payment for directors, supervisors and executive officers, a NT$38,807,498 bonus for directors and supervisors and a NT$6,533,499 bonus for executive officers and a labor union director. The 2008 bonus for our directors and supervisors may not exceed 0.2% of our distributable earnings and must be approved at our 2009 annual general stockholders’ meeting. Our chairman, president, and labor representative to our board of directors—Shyue-Ching Lu, Shiao-Tung Chang, and Hsu-chung Simon Chang, respectively—do not receive monthly compensation for acting as our directors because they receive salaries as employees.

Pursuant to R.O.C. disclosure rules, we have disclosed the compensation ranges of our directors, supervisors and senior management for the fiscal year ended December 31, 2008 as follows:

Total Compensation	Directors
Below NT$2,000,000	Yuan Hui-Cheng, Jiann-Yen Chen, Jennifer Yuh-Jen Wu, Dah-Jan Chiou, Shih-Wei Pan, Oliver F.L. Yu, Mu-Shun Lin, Chiou-Chien Chang, Jeng-Tsuen Liaw, Yu-Huei Jea, Lo-Ming Chung, An Jye Huang, Chiu-Kuei Huang

NT$2,000,000 to NT$4,999,999	Hsu-chung Simon Chang, Chio-I Hsieh, Yu Cheng, Jing-Twen Chen, Zse-Hong Tsai, Shu Yeh

NT$5,000,000 to NT$9,999,999	Shiao-Tung Chang, Shyue-Ching Lu

NT$10,000,000 to NT$14,999,999	Tan Ho Chen

Total	22 people

Total Compensation	Supervisors
Below NT$2,000,000	Tay-Shing Lee, Miing-Shyan Yang, Yeong-Chwan Hwang, Yu-Hsien Lin

NT$2,000,000 to NT$4,999,999	Judy Fu-meei Ju, Yung-An Yen

Total	6 people

Total Compensation	Senior Management
Below NT$2,000,000

NT$2,000,000 to NT$4,999,999	Iee-Ray Wei, Hank Han-Chao Wang, Minsky Luo, Shui-Yi Kuo, Hsiu-Gu Huang, Joseph C.P. Shieh, Tai-Feng Leng, Tzong-Yen Chang, Jung-Ho Lee, Lung-Sing Liang, John C.C. Hsueh, Yen-Sung Lee, Jen-Hon Lin, Shyang-Yih Chen, Tzu-Han Huang

NT$5,000,000 to NT$9,999,999	Chi-Mao Hsieh

Total	16 people

We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

Among our 14 directors, 13 were elected in June 2007 for three-year terms, which may be renewed for any number of consecutive terms, and one was appointed by the Ministry of Transportation and Communications, serving the current term from April 2006 to April 2009. The term of the director appointed by the Ministry of Transportation and Communications expired on April 5, 2009. Pursuant to the R.O.C. Company Law, however, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Our articles of incorporation provide for a 7-to-15-member board of directors. Pursuant to the R.O.C. Securities and Exchange Act, as amended in January 2006, the R.O.C. Financial Supervisory Commission on May 28, 2006 published a rule requiring listed non-financial-institution companies with paid-in capital exceeding NT$50 billion to appoint independent directors to serve on their board of directors in accordance with the Act. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. The number of independent directors shall be not less than one-fifth of the total number of directors and not less than two in number. Pursuant to both the R.O.C. Company Law and the R.O.C. Securities and Exchange Act, Article 12 Clause 1 of our article of incorporation provides for the election of, starting from the fifth stockholder’s meeting, at least three independent directors out of the 7-to-15-member board. We have used a nominating process, with the stockholders choosing the independent directors from the list of nominees. Accordingly, during the stockholders’ meeting in 2007, we have elected three independent directors. With respect to certain material decisions to be made by our company as specified in the R.O.C. Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors and supervisors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the R.O.C. Financial Supervisory Commission, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting.

In accordance with our articles of incorporation, we are required to have three to five supervisors. We currently have four supervisors, with three supervisors elected during the stockholders’ meeting in 2007 and one appointed by the Ministry of Transportation and Communications. The term of the supervisor appointed by the Ministry of Transportation and Communications expired on April 5, 2009. In accordance with the R.O.C. Company Law, our supervisors are elected by our stockholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years and their term may be renewed for any number of consecutive terms. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements prepared by the board of directors prior to the annual general stockholders’ meeting, calling of and giving reports at stockholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our articles of incorporation or the resolutions adopted by our stockholders. The supervisors may be also removed from office at any time by a resolution adopted at a stockholders’ meeting.

In the event preferred shares are outstanding, the holder of these preferred shares is entitled to appoint one director and one supervisor. The appointed director and supervisor are serving the current term from April 2006 to April 2009. Under the Telecommunications Act of the R.O.C., the preferred shares may only be issued to the Ministry of Transportation and Communications. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Preferred Shares.”

Under the R.O.C. Company Law, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Except for our three independent directors, all of our directors are representatives of the Ministry of Transportation and Communications. Our current supervisors consist of one representative from the Ministry of Transportation and Communications, two representatives from the Executive Yuan’s National Development Foundation and one representative from Chunghwa Post Co. Ltd. The current term of the representative from the Ministry of Transportation and Communications expired on April 5, 2009. However, in accordance with the R.O.C. Securities and Exchange Act, as amended, except with the approval of the Competent Authority (i.e. The Financial Supervisory Commission), a representative of the government or of a juristic person, as a stockholder of our company, may not be concurrently selected or serve as the director or supervisor from the time of expiration of the term currently being served by our directors or supervisors.

The business address of our directors, supervisors and executive officers is the same as our registered address.

Our audit committee was established in September 2004 and is comprised of our three independent directors: Shu Yeh, Jing-Twen Chen and Zse-Hong Tsai. Our audit committee is responsible for: (i) selecting our independent registered public accounting firm and determining their compensation; (ii) reviewing and discussing our annual, semi-annual and quarterly financial reports with our independent auditor; (iii) communicating with our independent auditors; (iv) approving our accounting firm’s annual audit and non-audit service items; (v) negotiating the conflicts over our financial reports between our management and accounting firm; (vi) reviewing and assessing of our internal control policy; (vii) discussing and reporting other financial information and required disclosure under the Securities Exchange Act of 1934 with our management and independent auditor; and (viii) performing one self-review each year. Our board of directors has concluded that Jing-Twen Chen and Shu Yeh are our audit committee financial experts.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee is composed of five directors and is responsible for reviewing and advising on the budgets, capital requirements, financial forecasts, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting. The board of directors passed a resolution on November 8, 2005 to set up a compensation committee, which is composed of five directors. The compensation committee will draft compensation proposals for the chairman, vice chairman, directors, supervisors, chief executive officer and general manager. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors.”

In November 2003, the Securities and Exchange Commission approved changes to the New York Stock Exchange’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by New York Stock Exchange-listed U.S. companies under the New York Stock Exchange’s listing standards. See “Item 16G. Corporate Governance”. A copy of the significant differences between our corporate governance practices and New York Stock Exchange corporate governance rules applicable to U.S. companies is available on our website http://www.cht.com.tw. The information contained on our website is not a part of this annual report.

D. Employees

The following section sets forth information regarding the employees.

As of December 31, 2008, approximately 71% of our employees had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2008, which resulted in a reduction in our workforce of approximately 11,045 employees.

	2006	2007	2008
Employees
Technical	15,126	14,185	14,459
Operations	9,275	10,008	10,589
Administrative	1,565	1,961	2,117

Total	25,966	26,154	27,165

As of December 31, 2008, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. In addition, we will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Pursuant to our articles of incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee bonuses. Our practice in the past to determine the amount of the bonus has been based on the operating results. In the fourth quarter of 2008, we distributed an aggregate bonus to our employees of NT$1.7 billion, or 4% of our 2007 distributable earnings, 75% of which was distributed in cash and 25% in the form of common shares. The number of common shares issued as profit sharing is calculated by valuing the common shares at their par value, or NT$10, rather than their market value. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.”

E. Share Ownership

As of March 31, 2009, our directors, supervisors and executive officers personally held an aggregate 938,973 of our common shares, representing around 0.01% of our outstanding common shares. As of the same date, we do not have any outstanding or unexercised options. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2009 by each of our directors and senior management.

Name	Number	%
Shyue-Ching Lu	*	*
Shaio-Tung Chang	*	*
Shih-Peng Tsai	*	*
Joseph C.P. Shieh	*	*
John C.C. Hsueh	*	*
Tzong-Yen Chang	*	*
Yen-Sung Lee	*	*
Minsky Luo	*	*
Tzu-Han Huang	*	*
Chi-Mau Shieh	*	*
Jen-Hon Lin	*	*
Shyang-Yih Chen	*	*
Hsiu-Gu Huang	*	*
Tai-Feng Leng	*	*

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

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

As of the date of this annual report, 762,886,886 of our common shares, representing 7.87% of our outstanding common shares, were sold under the two programs mentioned above.

In addition, the Ministry of Transportation and Communications has sold 85,982,280 of our common shares to our employees at par value, representing 0.89% of our outstanding shares.

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, whenever we issue new shares for cash, we must reserve up to 10% of the new shares for subscription by our employees.

Our consolidated subsidiary, Senao, is publicly traded on the Taiwan Stock Exchange and maintains a stock incentive plan that grants to its employees options to purchase common stock of Senao. As of December 31, 2007 and 2008, participants in Senao’s stock incentive plan had outstanding stock options to purchase 18.6 million and 13.8 million common shares of Senao, respectively.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 1, 2009, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

Name	As of April 20, 2006		As of April 1, 2007		As of April 1, 2008		As of April 1, 2009
	number	%	number	%	number	%	number	%
The Republic of China government(1)	4,034,057,591	41.37	3,473,946,787	35.93	3467,653,626	36.28	3,544,036,853	36.55
The Ministry of Transportation and Communications	3,991,572,591	41.37	3,423,082,447	35.41	3,407,782,982	35.65	3,422,148,723	35.29

(1)	Includes shares held through the Ministry of Transportation and Communications and other government- controlled entities

The Ministry of Transportation and Communications owned 3,430,403,286, or 35.48%, 3,407,782,982, or 35.25% and 3,748,561,283, or 35.24%, of our outstanding common shares as of December 31, 2006, 2007 and 2008, respectively. Under our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the government’s ownership of our outstanding common shares falls below 50%, and the Ministry of Transportation and Communications exercised such right on April 4, 2006. Under our articles of incorporation, the holder of preferred shares is entitled to certain rights, including the right to veto any change in our name or our business and any transfer of the whole or the main part of our business or property.

As of April 16, 2009, 24 record holders held 132,644,643 ADSs (each representing 10 ordinary shares), which represents approximately 13.7% of our total outstanding ordinary shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

We own 40% of Taiwan International Standard Electronics, 49% of Chunghwa Investment Co., Ltd., and 30% of Skysoft Co., Ltd. as of December 31, 2008. We purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics for approximately NT$0.9 billion in 2006, NT$0.9 billion in 2007 and NT$0.9 billion (US$25.9 million) in 2008 We acquired from Chunghwa System Integration network equipment and related supplies for approximately NT$0.3 billion in 2006 and NT$0.6 billion in 2007. We believe that these transactions with Taiwan International Standard Electronics and Chunghwa System Integration have been conducted on arm’s length terms.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the fiscal years ended June 30, 1998 and 1999, for the 18 months ended December 31, 2000, and the years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006, 2007 and 2008. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate, to the Republic of China government and, in the case of our dividend distribution for the 18 months ended December 31, 2000, the years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006, 2007 and 2008, also to our public stockholders.

	Dividends per common share(1)		Total dividends(1)
	(NT$ in billions)
Fiscal year ended June 30, 1998	4.99		48.1
Fiscal year ended June 30, 1999	4.76		45.9
18 months ended December 31, 2000	5.80		56.0
Year ended December 31, 2001	3.50		33.8
Year ended December 31, 2002	4.00		38.6
Year ended December 31, 2003	4.50		43.4
Year ended December 31, 2004	4.70		45.3
Year ended December 31, 2005	4.50	(2)	42.6	(2)
Year ended December 31, 2006	4.58	(3)	44.3	(3)
Year ended December 31, 2007	6.36	(4)	60.8	(4)
Year ended December 31, 2008	3.83	(5)	37.1	(5)

(1)	Cash dividend unless otherwise indicated.
(2)	Includes stock dividends of NT$0.20 per common share (equivalent to 20 shares for every 1,000 shares held) representing total stock dividends of NT$1.9 billion.
(3)	Includes stock dividends of NT$1.00 per common share (equivalent to 100 shares for every 1,000 shares held) representing total stock dividends of NT$9.7 billion.
(4)	Includes stock dividends of NT$2.10 per common share (equivalent to 210 shares for every 1,000 shares held) representing total stock dividends of NT$20.1 billion.
(5)	Dividends for 2008 are expected to be declared at our annual general stockholders’ meeting scheduled for June 19, 2009.

We have historically distributed cash dividends to our stockholders equal to approximately 90% of our annual net income. We intend to maintain this dividend payout ratio in the future, subject to a number of commercial factors, including the interests of our stockholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. Prior to our privatization, the amount of our net income was determined for these purposes in accordance with Chunghwa Telecom Internal Accounting Principles, which took into account R.O.C. GAAP and relevant laws and regulations and government guidelines applicable to state-owned enterprises. Our net income after our privatization is determined in accordance with R.O.C. GAAP and relevant laws and regulations, but not subject to the government guidelines applicable to state- owned enterprises. The amount of our net income determined for purposes of calculating our annual dividend payout may differ from the amount of our net income determined in accordance with U.S. GAAP.

B. Significant Changes

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 16, 2009 was NT$61.1 per share.

A capital reduction plan approved at the general stockholder’s meeting on June 15, 2007 was executed in 2007. Trading of our shares was suspended in the Taiwan Stock Exchange from December 21, 2007 to January 8, 2008. Trading of our new shares commenced on January 9, 2008. The amount of the capital reduction was NT$9,667,845,090, corresponding to 966,784,509 common shares of 10,634,629,602 total listed common shares—a reduction ratio of 9.09090908834%. Every thousand shares were converted to 909.09090991165 shares. For the fractional common shares resulting from the capital reduction, we paid the stockholder cash based on the closing price on December 20, 2007, which was NT$59.9, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the Taiwan Stock Exchange Corporation.

Another capital reduction plan approved at the special stockholders’ meeting on August 14, 2008 was executed in 2009. The last trading date for our old shares was March 2, 2009. Trading of our shares was suspended in the Taiwan Stock Exchange from March 3 to March 19, 2009. Trading of our new shares commenced on March 20, 2009. The amount of the capital reduction was NT$19,115,553,820 corresponding to 1,911,555,382 common shares of total listed common shares—a reduction ratio of 16.46705301419%. Every thousand shares were converted to 835.329469858 shares. For the fractional common shares resulting from the capital reduction, we paid the stockholder cash based on the closing price on March 2, 2009, which was NT$54.9, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the Taiwan Stock Exchange Corporation.

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
2004	45.00	32.75	9,146
2005	46.40	41.48	9,635
2006	50.56	41.89	9,484
2007	62.43	49.44	11,554
First Quarter	53.57	49.73	9,095
Second Quarter	54.40	51.31	8,476
Third Quarter	60.30	49.44	15,131
Fourth Quarter	62.43	56.71	13,460
2008	73.38	54.64	28,794
First Quarter	71.50	60.76	42,785
Second Quarter	73.38	66.58	24,797
Third Quarter	71.41	64.43	22,572
Fourth Quarter	67.56	54.64	27,603
October	67.56	54.64	33,628
November	63.29	58.18	25,786
December	62.13	58.87	23,419

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
2009 (through April 16)	65.50	58.06	26,891
First Quarter	65.50	58.06	23,587
January	60.38	58.06	26,905
February	62.59	58.99	24,269
March	65.50	61.50	20,706
Second Quarter (through April 21)	63.20	60.90	39,774
April (through April 21)	63.20	60.90	39,774

(1)	The historical prices and volumes of our common shares traded on the Taiwan Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q403. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 21, 2009 was US$17.90 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per AD(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2004	17.65	11.74	333
2005	18.55	14.85	961
2006	20.06	15.71	1,226
2007	21.97	16.75	1,108
First Quarter	19.99	18.06	882
Second Quarter	19.51	17.58	1,143
Third Quarter	20.91	16.75	1,306
Fourth Quarter	21.97	19.11	1,093
2008	24.36	16.02	1,785
First Quarter	24.36	17.40	2,543
Second Quarter	24.32	22.03	1,406
Third Quarter	23.70	19.92	1,249
Fourth Quarter	21.50	16.02	1,977
October	21.50	16.02	2,466
November	19.56	16.89	1,899
December	18.78	17.02	1,532
2009	24.36	17.40	2,543
First Quarter	20.80	16.84	1,025
January	18.56	17.17	1,312
February	17.85	16.84	1,049
March	20.80	17.00	744
Second Quarter (through April 21)	18.58	17.76	1,163
April (through April 21)	18.58	17.76	1,163

(1)	The historical prices and volumes of our ADSs traded on the New York Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 16, 2009, a total of 132,644,643 ADSs and 9,696,808,181 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China. As of April 16, 2009, 1,326,446,435 shares were registered in the name of a nominee of JP Morgan Chase Bank, the depositary under the deposit agreement.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our common shares is the Taiwan Stock Exchange and the principal trading market for our ADSs is the New York Stock Exchange.

D. Selling Stockholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Incorporation

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

General

Under our articles of incorporation as last amended on June 19, 2008, our authorized capital was NT$120,000,000,020, divided into 12,000,000,000 common shares and two preferred shares, with par value of NT$10 per share. We have set aside 200,000,000 common shares for the conversion of any future issuances of preferred shares, warrants or convertible debt. Our paid-in capital is NT$96,968,081,830 divided into 9,696,808,183 common shares and two non-transferable preferred shares. The total redemption value of the preferred shares is NT$20. The Ministry of Transportation and Communications has the right to subscribe for two preferred shares in the event the government owns less than 50% of our common shares. On April 4, 2006, we issued two preferred shares to the Ministry of Transportation and Communications. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009. We currently do not have any other equity in the form of convertible bonds or otherwise outstanding as of the date of this annual report.

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 35.65% of our outstanding common shares as of March 31, 2008. The remainder of our outstanding shares is held by public stockholders and other investors.

Directors

Under Republic of China Company Law, our board of directors, in conducting our business, shall act in accordance with laws and regulations, our articles of incorporation and the resolutions adopted at the meetings of stockholders. Where any resolution adopted by our board of directors contravenes laws, our articles of incorporation and the resolutions adopted at the meetings of stockholders, thereby causing loss or damage to us, all directors taking part in the adoption of such resolution shall be liable to compensate us for such loss or damage; however, those directors whose disagreement appears on record or is expressed in writing shall be exempted from liability.

If our board of directors decides, by resolution, to commit any act in violation of any law or our articles of incorporation, a supervisor or any stockholder who has continuously held our shares for a period of one year or longer may request our board of directors to discontinue such act. One or more stockholders who have held more than 3% of our issued and outstanding shares for over a year may require a supervisor to bring an action on our behalf against a director for losses suffered by us as a result of the director’s unlawful actions or failure to act by sending a written request to a supervisor. In addition, if our stockholders’ meeting resolves to institute an action against a director, we shall, within 30 days from the date of such resolution, institute such an action. In the case of a lawsuit between us and a director, a supervisor shall act on our behalf, unless otherwise provided by law; and our stockholders meeting may also appoint some other person to act on our behalf in a lawsuit.

In addition, our board of directors owes fiduciary duty to us. Our directors are liable to compensate us if they breach their fiduciary duty.

According to the Republic of China Company Law, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, the outcome of which may conflict with his interests, shall abstain from voting on such matter. Our articles of incorporation also provide that commencing in the fiscal year in which our privatization is completed, we may make compensation to all directors and supervisors and such compensation shall not exceed 0.2% of our distributable earnings and may be approved only by a validly convened stockholders’ meeting. Our articles of incorporation do not impose a mandatory retirement age for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director. According to our current internal Loan Procedures, we may not extend any loan to our directors or our supervisors.

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

Dividends and Distributions

At each annual general stockholders’ meeting, our board of directors submits to the stockholders for their approval any proposal for the distribution of dividend or the making of any other distribution to stockholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the stockholders at the meeting.

We are not permitted to distribute dividends or make other distributions to stockholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Law also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our stockholders at a stockholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to stockholders. Under our articles of incorporation, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Pursuant to our current articles of incorporation, prior to distributing any dividends to our stockholders, we were required to first distribute (i) between 2% and 5% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Also, in accordance to an amendment to Article 64 of the Business Accounting Law promulgated on January 24, 2007, starting from January 1, 2008, employee bonuses are now categorized as an expense instead of as distributable earnings.

Under our articles of incorporation, if we do not have current or retained earnings (excluding reserves) but our legal reserve exceeds 50% of our paid-in capital, we may use the excess amount to distribute dividends. In addition, under the Republic of China Company Law, if we do not incur a loss, we are also permitted to make distributions to our stockholders of additional common shares by capitalizing reserves (including the legal reserve, the premium derived from the issuance of new shares and the income from endowments received by us). However, amounts payable by capitalizing our legal reserve are limited to 50% of the total accumulated legal reserve and this capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

Changes in Share Capital

Under the Republic of China Company Law, any change in our authorized share capital requires an amendment to our articles of incorporation, which in turn requires approval at our stockholders’ meeting. Authorized but unissued common shares may be issued, subject to applicable Republic of China law, upon terms as our board of directors may determine.

Preemptive Rights

Under the Republic of China Company Law and our articles of incorporation, when we issue new shares for cash, existing stockholders who are listed on the stockholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings. Under our articles of incorporation, our employees, except for the directors and executives involved with the approval and passage of the share issuance, have rights to subscribe for between 10% and 15% of any new issue.

In addition, in accordance with the Republic of China Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold except in certain limited circumstances. This percentage can be increased by a resolution passed at a stockholders’ meeting, held in accordance with the Company Law and our articles of incorporation which would diminish the number of new shares subject to the preemptive rights of existing stockholders.

Meetings of Stockholders

We are required by the Republic of China Company Law and our articles of incorporation to hold a general meeting of our stockholders within six months following the end of each fiscal year, unless for specific legitimate reason or approved otherwise by the relevant authorities. These meetings are generally held in Taipei, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the outstanding common shares for more than one year. Stockholders’ meetings may also be convened by a supervisor. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more our issued and outstanding shares are entitled to submit one written proposal each year for consideration at our annual general stockholders’ meeting in accordance with the Republic of China Company Law.

Voting Rights

As previously required by the Republic of China Company Law, our articles of incorporation provide that a holder of common shares has one vote for each common share. Cumulative voting applies to the election of our directors and supervisors. Separate ballots may be held for the election of independent directors.

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a stockholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the Republic of China Company Law, the approval by at least a majority of the common shares represented at a stockholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

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

Alternatively, the Republic of China Company Law provides that in the case of a public company, such as us, a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of stockholders at which holders of at least a majority of issued and outstanding common shares are present.

A stockholder may be represented at a general or special meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the general or special stockholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Bureau of the Financial Supervisory Commission, where one person is appointed as proxy by two or more stockholders who together hold more than 3% of the total issued common shares, the votes of those stockholders in excess of 3% of the outstanding common shares shall not be counted.

Any stockholder who has a personal interest in the matter under discussion at a stockholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another stockholder.

Holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying ADSs on an individual basis.

Other Rights of Stockholders

Under the Republic of China Company Law, dissenting stockholders are entitled to appraisal rights in certain major corporate actions, such as a planned transfer of the whole or part of the business or a proposed merger by us. A dissenting stockholder may request us to purchase back all of the shares owned by the stockholder at a fair price determined by mutual agreement or determined by the court if a mutual agreement cannot be reached. Stockholders may exercise their appraisal rights by serving notice in writing to us prior to the related stockholders’ meeting and/or by raising his objection at the stockholders’ meeting. Moreover, a stockholder has the right to file a petition in the court for annulment of any resolution adopted at a stockholders’ meeting where the procedures for convening the stockholders’ meeting or the method of adopting the resolutions at the meeting is contrary to law or our Articles of Incorporation. One or more stockholders who have held more than 3% of the issued and outstanding shares of a company continuously for more than one year may require a supervisor to institute, on behalf of us, an action against a director. In addition, one or more stockholders who has/have continuously held 3% or more of the total number of the outstanding shares of our company for more than one year may require the board of directors to convene a special stockholders’ meeting by sending a written request to the board of directors.

The Republic of China Company Law allows stockholders holding 1% or more of the total issued shares of a company to submit, during the period of time prescribed by us, one proposal in writing for discussion at the general meeting of stockholders. It also provides that a company may adopt a nomination procedure for election of directors or supervisors. We have adopted a nomination procedure for election of independent directors as stipulated in our articles of incorporation which provides that stockholders holding 1% or more of our total issued shares may submit to us a list of candidates for independent director, along with relevant information and supporting documents.

Register of Stockholders and Record Dates

Our share registrar, Taiwan Securities Co., Ltd., maintains our register of stockholders at its offices in Taipei, Taiwan, and enters transfers of common shares in our register upon presentation of, among other documents, certificates representing the common shares transferred. Under the Republic of China Company Law and our articles of incorporation, we may, by giving advance public notice, set a record date and close the register of stockholders for a specified period in order for us to determine the stockholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

•	general stockholders’ meeting—60 days;

•	special stockholders’ meeting—30 days; and

•	relevant record date—five days.

Annual Consolidated Financial Statements

At least ten days before the annual general stockholders’ meeting, our annual consolidated financial statements must be available at our principal office in Taipei, Taiwan for inspection by the stockholders.

Transfer of Common Shares

The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert stockholders’ rights against us, the transferee must have his name and address registered on our register of stockholders. Stockholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents.

Acquisition of Our Own Common Shares

Under the Republic of China Company Law, with minor exceptions, we cannot acquire our own common shares. Any common shares acquired by us, under certain of such minor exceptions, must be sold at the market price within six months after their acquisition.

In addition, under the Republic of China Securities and Exchange Law, a company whose shares are listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Securities and Futures Bureau of the Financial Supervisory Commission, purchase its shares for the following purposes on the Taiwan Stock Exchange, the GreTai Securities Market or by a tender offer:

•	for transfers of shares to its employees;

•	for conversion into shares from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	for maintaining its credit and its stockholders’ equity, provided that the shares so purchased shall be cancelled thereafter.

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

The shares purchased by us shall not be pledged or hypothecated. In addition, we may not exercise any stockholders’ rights attaching to these shares. Our affiliates (as defined in Article 369-1 of the Republic of China Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling the shares of the company held by them during the purchase period of such shares reported by the company to the Securities and Futures Bureau.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the stockholders in accordance with the relevant provisions of the Republic of China Company Law and our articles of incorporation.

Substantial Stockholders and Transfer Restrictions

The Republic of China Securities and Exchange Law currently requires (i) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial stockholder (i.e., a stockholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (ii) each director, supervisor, manager or substantial stockholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market to the Securities and Futures Bureau of the Financial Supervisory Commission at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the reporting obligation in above item (i).

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

•

in any case, 5% of the average daily trading volume (number of shares) on the Taiwan Stock Exchange or the GreTai Securities Market for the ten consecutive trading days preceding the reporting day on which day the director, supervisor, manager or substantial stockholder or their respective spouse, minor child or nominee reports the intended share transfer to the Securities and Futures Bureau.

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

•	Off-shore foreign investors may provide the securities they hold as the underlying shares of depositary receipts and act as selling stockholders in depositary receipts offerings.

•	Off-shore foreign institutional investors are required to appoint their agent or nominee to attend the stockholders’ meeting of the invested company.

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

If you are an offshore foreign institutional investor holding the depositary receipts, you must register with the Taiwan Stock Exchange as a foreign investor before you will be permitted to withdraw the shares represented by the depositary receipts. In addition to obtaining registration with the Taiwan Stock Exchange, you must also (i) appoint a qualified local agent to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other functions as holders of ADSs may designate, (ii) appoint a custodian bank to hold the securities and cash proceeds, confirm transactions, settle trades and report and declare other relevant information and; (iii) appoint a tax guarantor as guarantor for the full compliance of the withdrawing depositary receipt holders’ tax filing and payment obligations in the Republic of China. A depositary receipt holder not registered as a foreign investor with the Taiwan Stock Exchange, or not has made the necessary appointments as outlined above, will be unable to hold or subsequently transfer the shares withdrawn from the depositary receipt facility.

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific Securities and Futures Bureau approval, unless they are:

(i)	stock dividends;

(ii)	free distributions of shares;

(iii)	due to the exercise by the depositary receipt holder preemptive rights in the event of capital increases for cash; or

(iv)	if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the Taiwan Stock Exchange or the GreTai Securities Market or delivery by investors of the shares for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the Securities and Futures Bureau of the Financial Supervisory Commission in connection with the offering plus any ADSs issued pursuant to the events described in (i), (ii) and (iii) above.

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

Estate Taxation and Gift Tax

Republic of China estate tax is payable on any property within Taiwan of a deceased person who is a nonresident individual, and Republic of China gift tax is payable on any property within Taiwan donated by any such person. According to the tax ruling dated December 31, 2007, estate tax is payable at rates ranging from 2% of the first NT$670,000 to 50% of amounts over NT$111,132,000, and gift tax is payable at rates ranging from 4% of the first NT$670,000 to 50% of amounts over NT$50,090,000. Under Republic of China estate and gift tax laws, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether the ADSs will be regarded as property located in Taiwan under Republic of China estate and gift tax laws. Starting from January 21, 2009, the estate tax and gift tax rates were reduced to 10%.

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

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to beneficial owners of our shares or ADSs that hold the shares or ADSs as capital assets and that are U.S. holders and non-residents of the Republic of China. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations made by the depositary and assumes that the deposit agreement and any related agreement will be performed in accordance with their terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution or an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

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

In general, for U.S. federal income tax purposes, a U.S. holder who is the beneficial owner of an ADS will be treated as the owner of the shares underlying such ADS. Deposits or withdrawals of shares, actually or constructively, by U.S. holders for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described in “—Taxation of Dividends” below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the credibility of Republic of China taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described in “—Taxation of Dividends” below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of the ADS and the issuer of the security underlying the ADS.

Taxation of Dividends

The gross amount of distributions (other than certain pro rata distributions of shares to all stockholders) you receive on your shares or ADSs, including net amounts withheld in respect of Republic of China withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date received by the depositary. You will not be entitled to claim a dividends received deduction allowed to corporations under the Code with respect to distributions you receive from us.

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation in taxable years beginning before January 1, 2011, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation, provided further that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). Under current U.S. Treasury Department guidance, our ADSs, which are listed on the New York Stock Exchange, but not our shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain conditions and limitations under the Code, you may be entitled to a credit or deduction against your U.S. federal income taxes for the net amount of any Republic of China taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of Republic of China taxes, any reduction of the amount withheld on account of a Republic of China credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends we pay with respect to shares or ADSs will generally be considered passive category income from sources outside the United States. Further, a U.S. holder that

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

It is possible that pro rata distributions of shares or ADSs to all stockholders may be made in a manner that is not subject to U.S. federal income tax. The basis of any new shares or ADSs so received will generally be determined by allocating your basis in the old shares or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution.

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

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source gain or loss. If you are an individual and have held the shares or ADSs being sold or otherwise disposed for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Any Republic of China securities transaction taxes that you pay generally will not be creditable foreign taxes for U.S. federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2008, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our shares or ADSs and the proceeds from the sale, exchange or redemption of our shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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

Interest Rate Risk

We do not expect interest rate risk to have a material impact on our financial condition and results of operations. As of December 31, 2008, Chunghwa Telecom, on a non-consolidated basis, had no outstanding debt. As of December 31, 2008, our subsidiaries had the following loans: (i) Spring House Entertainment Inc., has a long-term loan in the amount of NT$29.4 million, which has a fixed interest rate of 1.0% and is due in 2013, (ii) Spring House Entertainment Inc., has a short-term loan in the amount of NT$8.4 million, which has a fixed interest rate of 1.0% and is due in 2009, and (iii) Chief Telecom has short-term unsecured loans in the amount of NT$258 million, which have interest rates ranging from 1.7% to 3.04% and are due in 2009.

Assuming an increase or decrease of 1% in the interest rates of our non-fixed interest rate loans, our interest payments in 2008 would have increased or decreased by NT$2.6 million (US$0.1 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We anticipate that our cash, cash equivalents and cashflow from operations will be sufficient to fund our working capital needs and capital expenditure plans for the foreseeable future. As of December 31, 2008, our cash and cash equivalents amounted to NT$81.3 billion (US$2.5 billion). The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital, and interest income accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; and (iii) our international settlement payments associated with our services for international calls and roaming traffic.

Specifically, our foreign currency exposure relates primarily to our foreign currency derivative trading activities, foreign-currency denominated purchase agreements, settlement of roaming and international traffic contracts in foreign currencies, and to a limited extent, cash and cash equivalents denominated in foreign currencies. Besides the foreign currency derivative trading contract described below, we have also entered into foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks.

September 2007 U.S. Dollar Derivative Contract

In September 2007, we entered into a foreign currency derivative contract with Goldman Sachs for the purchase of U.S. dollars every two weeks over a ten year period. The following table below provides information about this derivative.

Term of Contract	10 Years with settlement occurring every two weeks
Trading terms for each settlement date	If NT$/US$ ≥ 31.50, we buy US$2.0 million at NT$30.00 per US$1.00 at each settlement date; or if NT$/US$ < 31.50, we buy US$4.0 million at NT$31.50 per US$1.00 at each settlement date.
260 total settlements, with first settlement on October 4, 2007.

Cancellation event (or knock-out event)

Starting from and including December 12, 2007, if the spot exchange rate of NT dollars against U.S. dollars ever trades at or above NT$32.70 per US$1.00, the knock-out event occurs and all remaining settlements for the remainder of the contract will be cancelled.

Collateral deposit	We deposit US$3.0 million with Goldman Sachs as principal, with Goldman Sachs offering an annual interest rate of 8% on this deposit.

From September 20, 2007, the date the foreign currency derivative contract was executed, to October 21, 2008, the date the derivative contract was automatically terminated under the knock-out clause, the total accumulated cash inflow was NT$30.1 million, of which NT$21.7 million was from our settlement terms and the remainder was from interest on our US$3.0 million deposit.

Net losses arising from all of our foreign currency trading, hedging and derivative financial instruments for the year ended December 31, 2008 were NT$485.9 million (US$14.8 million), including realized settlement losses of NT$38.1 million (US$1.2 million) and valuation gain of NT$524.0 million (US$16.0 million).

Equity Price Risk

We are exposed to equity risk as a result of the equities we hold. We entered into an investment mandate agreement with a global asset management company to manage a global portfolio of US$100 million in October 2006. In accordance with the investment guidelines and terms specified in this agreement, this mandate portfolio includes securities such as open-end bond mutual funds, global listed stocks and others. Its objective is to achieve absolute return while managing risk from a long-term perspective, and its benchmark is the three-month LIBOR rate plus 2% per annum. The accumulative return since inception of this mandate portfolio is around 5.6% as of December 31, 2008.

We are also exposed to equity price risk as a result of our direct investments in other Taiwan-based companies and indirect purchases of publicly-traded equities through our participation in various investment funds. Our equity investments portfolio includes publicly-traded equities, NT dollar- and foreign currency-denominated mutual funds, exchange-traded funds, or ETFs, and real estate investment funds, or REITs, and we manage our equity investment portfolio in accordance with our internal regulations. The total value of our equity portfolio amounted to NT$8.42 billion as of December 31, 2008, which is approximately 48% less than the total value of our equity portfolio as of December 31, 2007. This decline is mainly due to the selling-down of our portfolio and the decline in equity prices over 2008. As of December 31, 2008, pursuant to R.O.C. and U.S. accounting regulations, we have recognized an impairment charge of NT$1.14 billion to our equity portfolio due to “other than temporary” impairment losses resulting from the deteriorating global financial and economic conditions. The value of our equity holdings fluctuates depending on the market conditions. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 3, 2009 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the Company’s adoption of Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting and Research Development Foundation in the Republic of China, ii) the reconciliation to accounting principles generally accepted in the United States of America (“US GAAP”) and iii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 3, 2009

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Jing-Twen Chen and Shu Yeh are our audit committee financial experts and independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, supervisors, employees and officers, including our chief executive officer and chief financial officer. We did not make any amendments to our code of ethics in 2008. We have posted a copy of our code of ethics on our investor relations website at http://www.cht.com.tw/CHTFinalE/Web/AboutUS.php?CatID=911.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	For the year ended December 31,
	2006		2007		2008
	(in thousands)
Audit fees(1)	NT$	59,980	NT$	62,057	NT$	86,927	US$	2,653
Audit-related fees(2)		—		—		—		—
Tax fees(3)		—		—		—		—
All other fees(4)		—		—		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above.

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

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
August 29, 2007 – August 31, 2007	7,559,000	NT$	57.49	7,559,000	242,441,000
September 1, 2007 – September 30, 2007	51,830,000	NT$	58.57	51,830,000	190,611,000
October 1, 2007 – October 25, 2007	61,686,000	NT$	60.75	61,686,000	128,925,000	(1)

Total	121,075,000	NT$	59.61	121,075,000	—	(1)

(1)	After October 28, 2007, no more shares may be purchased under the program as the program has expired.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a R.O.C. company listed on the New York Stock Exchange, or NYSE, we are subject to the U.S. corporate governance rules to the extent that these rules are applicable to foreign private issuers. The following summary details the significant differences between our corporate governance practices and corporate governance standards for U.S. companies (i.e. non-foreign private issuers) under the NYSE listing standards.

The Legal Framework. In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or R.O.C. Company Act, the R.O.C. Securities Exchange Act, regulations promulgated by the Securities and Futures Bureau of the Financial Supervisory Commission and, to the extent they are listed on the Taiwan Stock Exchange, listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of R.O.C. law may differ in significant ways to corporate governance standards for U.S. companies listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations, including the formation of an audit committee. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are not in conformity with R.O.C. laws or regulations or generally prevailing business practices in Taiwan. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies listed on the NYSE.

Director Independence. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. The R.O.C. Securities Exchange Act requires the independent directors of a public company to comprise of no less than one-fifth of the board of directors. We have three independent directors on our fourteen-member board of directors. Our standards for determining director independence, which comply with requirements under the R.O.C. Company Act and R.O.C. Securities Exchange Act for director independence, may differ from the standards imposed by the NYSE.

In addition, under the R.O.C. requirements, our board of directors is not required to make a formal determination of a director’s independence. Nevertheless, we believe that our independent directors are free from any business or other relationships that would impair the exercise of their independent judgment. Furthermore, pursuant to the NYSE listing standards, non-executive directors must meet on a regular basis without the management directors present. All of our directors attend our board of directors’ meetings; however, no separate meeting is held among non-executive directors.

Audit Committee. On April 1, 2003, the SEC adopted final rules relating to the audit committee requirements. NYSE-listed foreign private issuers were required to comply with the related NYSE listing requirements by July 31, 2005. Our audit committee was established in September 2004, and is comprised of our three independent directors. According to the NYSE listing standards, the board must review status of any audit member that serves on more than three audit committees. There is no such requirement under the R.O.C. law. R.O.C. law requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. R.O.C. law allows a person to serve as an independent director on up to four R.O.C. public companies.

Nominating/Corporate Governance Committee and Corporate Governance Principles. Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. The R.O.C. Company Act does not require companies incorporated in the R.O.C. to have a nominating/corporate governance committee. We do not currently have a nominating committee or a corporate governance committee.

Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices. The R.O.C. Company Act requires that directors shall be elected by stockholders. Our Articles of Incorporation requires the Company, beginning in the fifth commencement, to establish at least three independent directors in the number of directors. The elections for independent directors shall proceed with the candidate nomination system; the stockholders shall elect the independent directors from among the nominees listed in the roster of independent director candidates. Stockholders holding stock over 1% are entitled to nominate candidates of independent directors in written to the Company. The numbers of candidates nominated by stockholders shall not exceed the numbers of independent directors to be elected; neither the numbers of candidates nominated by the Board. Elections for independent and non-independent directors shall proceed concurrently, and the number of elected independent and non-independent directors shall be calculated separately. In addition, our stockholders are entitled to nominate non-independent directors by voting at stockholders’ meetings.

U.S. companies listed on the NYSE are also required to adopt and disclose corporate governance guidelines. We currently comply with the R.O.C. non-binding Corporate Governance Best-Practice Principles for TSEC/GTSM Listed Companies promulgated by the Taiwan Stock Exchange, or Best-Practice Principles, and we provide an explanation of differences between our practice and the principles, if any, in our R.O.C. annual report.

Compensation Committee. Under the NYSE listing standards, companies are required to have a compensation committee, composed entirely of independent directors. Under the R.O.C. Company Act, companies incorporated in the R.O.C. are not required to have a compensation committee. However, the R.O.C. Company Act requires that the measures by which director compensation are determined either be set forth in the company’s articles of incorporation or be approved in the stockholders’ meeting.

Our board of directors passed a resolution in November 2005 to set up a compensation committee, which is composed of five directors. The compensation committee drafts compensation proposals for the chairman, vice chairman, directors, supervisors, chief executive officer and president to the Board of Directors. At the 2006 stockholders’ meeting, the Company’s compensation plan for the chairman, vice chairman, directors, supervisors, chief executive officer and president was approved.

Code of Business Conduct and Ethics. The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We have adopted a code of ethics that applies to our directors, supervisors, officers and employees. We have filed this code of ethics as an exhibit to our 2003 annual report filed with the SEC and a copy is available to any stockholder upon request.

Equity Compensation Plans. The NYSE listing standards require that equity compensation plans be approved by a company’s stockholders. Under the R.O.C. Company Act and the R.O.C. Securities and Exchange Act, stockholders’ approval is required for the distribution of employee bonuses, while the board of director has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan of the R.O.C., and to approve share buy-back programs and transfer of shares to employees under such programs. We intend to follow only the R.O.C. requirements.

Means to Communicate with Non-Management Directors. According to the NYSE listing standards, companies are required to establish a means for stockholders, employees and other interested parties to communicate with non-management directors. The R.O.C. law does not have comparable requirements. However, according to the Best-Practice Principles, companies are required to establish channels of communication with employees and encourage employees to communicate directly with the management, directors or supervisors so as to reflect employees’ opinions about the management, financial conditions and material decisions of the company concerning employee welfare. Moreover, companies are required to establish a channel for supervisors to communicate with the employees, stockholders, and interested parties. We have complied with these provisions.

Internal Audit Function. The NYSE listing standards require companies to establish an internal audit function to provide management and the audit committee with assessments of the company’s risk management processes and system of internal control. We have complied with the Best-Practice Principles by setting up an internal control/audit system in accordance with the R.O.C. Regulations Governing Establishment of Internal Control Systems by Public Companies.

CEO Certification to the NYSE. The NYSE listing standards require the CEO of companies to certify compliance with NYSE corporate governance standards annually. R.O.C. law does not contain such requirement. In this regard, we only follow R.O.C. corporate governance requirement which does not require CEO annual certification. However, our CEO and CFO are required to certify in the 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of our company.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on November 29, 2000 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2*	Articles of incorporation of the Company as last amended on June 19, 2008 (English Translation).

2.1	Form of Amended and Restated Deposit Agreement dated as of November 2007 among Chunghwa Telecom Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-147321) filed with the Commission on November 13, 2007).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (English translation), as amended (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31731) filed with the Commission on May 26, 2006).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Exhibits
12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/S/ SHYUE-CHING LU
Name:	Shyue-Ching Lu
Title:	Chairman and Chief Executive Officer

Date: April 22, 2009

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2006, 2007 and 2008, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2006, 2007 and 2008, in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 4 to the consolidated financial statements, beginning from January 1, 2008, the Company changed its method of accounting for bonuses paid to employees, directors and supervisors upon adoption of Interpretation 96-052 issued by the Accounting and Research Development Foundation in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into US dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such US dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

March 3, 2009

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		2007	2008
	Notes	NT$	NT$	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2, 5	$76,233	$81,288	$2,481
Financial assets at fair value through profit or loss	2, 6	119	259	8
Available-for-sale financial assets	2, 7	18,158	14,182	433
Held-to-maturity financial assets	2, 8	651	769	23
Trade notes and accounts receivable, net	2, 9	11,451	10,845	331
Receivables from related parties	29	5	2	—
Other current monetary assets	10, 32	7,227	2,226	68
Inventories, net	2, 11, 21	4,303	6,412	196
Deferred income tax assets	2, 26	269	119	4
Restricted assets	30	1	59	2
Other current assets	12, 21	1,361	2,046	62

Total current assets		119,778	118,207	3,608

LONG-TERM INVESTMENTS
Investments accounted for using equity method	2, 13, 29	2,018	2,337	71
Financial assets carried at cost	2, 14	2,123	2,537	77
Held-to-maturity financial assets	2, 8	498	3,044	93
Other monetary assets	15, 31	1,000	1,000	31

Total long-term investments		5,639	8,918	272

PROPERTY, PLANT AND EQUIPMENT, NET	2, 16, 29, 30	330,797	323,050	9,861

INTANGIBLE ASSETS	2
3G concession		8,235	7,486	229
Goodwill		211	226	7
Others		498	559	17

Total intangible assets		8,944	8,271	253

OTHER ASSETS
Refundable deposits		1,410	1,374	42
Deferred income tax assets	2, 26	1,230	1,543	47
Others	2, 21, 30	1,828	2,227	68

Total other assets		4,468	5,144	157

TOTAL		$469,626	$463,590	$14,151

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan or U.S. Dollars, Except Par Value)—(Continued)

		2007	2008
	Notes	NT$	NT$	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	17	$36	$258	$8
Financial liabilities at fair value through profit or loss	2, 6	653	107	3
Trade notes and accounts payable	21	11,255	11,360	347
Payables to related parties	29	343	524	16
Income tax payable	2, 26	7,258	5,687	174
Accrued expenses	18	15,560	16,346	499
Current portion of long-term loans	20	20	8	—
Due to stockholders for capital reduction	22	9,558	19,116	583
Other current liabilities	19, 21, 29, 32	14,460	16,530	505

Total current liabilities		59,143	69,936	2,135

NONCURRENT LIABILITY
Long-term loans	20	—	29	1
Deferred income		1,505	2,072	63

Total noncurrent liabilities		1,505	2,101	64

RESERVE FOR LAND VALUE INCREMENTAL TAX	16	95	95	3

OTHER LIABILITIES
Accrued pension liabilities	2, 28	3,922	5,173	158
Customers’ deposits		6,386	6,160	188
Others		733	431	13

Total other liabilities		11,041	11,764	359

Total liabilities		71,784	83,896	2,561

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT	2, 16, 22, 24
Common stock—NT$10 par value
Authorized: 12,000,000 thousand shares
Issued: 9,667,845 thousand shares in 2007, 9,696,808 thousand shares in 2008		96,678	96,968	2,960

Preferred stock—NT$10 par value		—	—	—

Additional paid-in capital		200,605	179,206	5,470
Retained earnings		99,033	96,812	2,955

Other adjustments
Cumulative translation adjustments		(2)	29	1
Unrealized gain (loss) on financial instruments		37	(2,272)	(69)
Unrealized revaluation increment		5,823	5,813	177

Total other adjustments		5,858	3,570	109

Treasury stock—110,068 thousand shares		(7,107)	—	—

Total equity attributable to stockholders of the parent		395,067	376,556	11,494

MINORITY INTEREST		2,775	3,138	96

Total stockholders’ equity		397,842	379,694	11,590

TOTAL		$469,626	$463,590	$14,151

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share

that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
		2006	2007	2008
	Notes	NT$	NT$	NT$	US$ (Note 3)
NET REVENUES	29	$184,528	$197,391	$201,670	$6,156
OPERATING COSTS	29	93,807	106,625	113,488	3,464

GROSS PROFIT		90,721	90,766	88,182	2,692

OPERATING EXPENSES	29
Marketing		27,573	23,732	22,732	694
General and administrative		3,457	3,423	3,680	112
Research and development		3,424	3,237	3,144	96

Total operating expenses		34,454	30,392	29,556	902

INCOME FROM OPERATIONS		56,267	60,374	58,626	1,790

NON-OPERATING INCOME AND GAINS	29
Interest income		804	1,453	1,916	58
Valuation gain on financial instruments, net		—	—	551	17
Foreign exchange gain, net		—	—	336	10
Equity in earnings of equity method investees, net		97	141	64	2
Gain on disposal of financial instruments, net		135	99	—	—
Gain on disposal of property, plant and equipment, net		270	—	—	—
Others		503	757	509	16

Total non-operating income and gains		1,809	2,450	3,376	103

NON-OPERATING EXPENSES AND LOSSES
Impairment loss on assets		10	24	1,168	36
Loss on disposal of financial instruments, net		—	—	672	21
Loss on disposal of property, plant and equipment		—	89	278	8
Valuation loss on inventory		1	25	58	2
Interest expense		6	15	4	—
Valuation loss on financial instruments, net		21	585	—	—
Foreign exchange loss, net		166	54	—	—
Loss arising from natural calamities		30	42	—	—
Others		212	189	138	4

Total non-operating expenses and losses		446	1,023	2,318	71

INCOME BEFORE INCOME TAX		57,630	61,801	59,684	1,822
INCOME TAX EXPENSE	2, 26	12,752	13,059	13,892	424

CONSOLIDATED NET INCOME		$44,878	$48,742	$45,792	$1,398

ATTRIBUTABLE TO:
Stockholders of the parent		$44,891	$48,249	$45,011	$1,374
Minority interest		(13)	493	781	24

		$44,878	$48,742	$45,792	$1,398

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share

that are in New Taiwan or U.S. Dollars)—(Continued)

		Year Ended December 31
		2006	2007	2008
	Notes	NT$	NT$	NT$	US$ (Note 3)
BASIC EARNINGS PER SHARE	27
Before income tax		$5.86	$6.25	$6.03	$0.18

After income tax		$4.56	$4.94	$4.64	$0.14

DILUTED EARNINGS PER SHARE	27
Before income tax			$6.25	$6.02	$0.18

After income tax			$4.93	$4.63	$0.14

BASIC EARNINGS PER EQUIVALENT ADS
Before income tax		$58.56	$62.49	$60.30	$1.84

After income tax		$45.61	$49.35	$46.42	$1.42

DILUTED EARNINGS PER EQUIVALENT ADS
Before income tax			$62.49	$60.16	$1.84

After income tax			$49.35	$46.31	$1.41

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	27	9,843,167	9,776,237	9,696,808

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	27		9,776,237	9,717,489

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent										Minority Interests	Total Stockholders’ Equity
	Capital Stock (NT$10 Per Value)				Additional Paid-in Capital		Cumulative Translation Adjustments	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Treasury Stock
	Common Stock		Preferred Stock
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Retained Earnings
		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2006	9,647,725	$96,477	—	$—	$214,542	$90,040	$(3)	$—	$5,851	$—	$—	$406,907
Adjustment to initially apply SFAS No. 34	—	—	—	—	—	—	—	52	—	—	—	52
Issuance of preferred stock—2 shares	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	(26)	—	—	(26)
Appropriation of 2005 earnings
Cash dividend—NT$4.3 per share	—	—	—	—	—	(40,660)	—	—	—	—	—	(40,660)
Stock dividend—NT$0.2 per share	189,114	1,891	—	—	—	(1,891)	—	—	—	—	—	—
Employees’ bonus—cash	—	—	—	—	—	(230)	—	—	—	—	—	(230)
Employees’ bonus—dividends	23,006	230	—	—	—	(230)	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	(15)	—	—	—	—	—	(15)
Increase in minority interest	—	—	—	—	—	—	—	—	—	—	111	111
Consolidated net income in 2006	—	—	—	—	—	44,891	—	—	—	—	(13)	44,878
Purchase of treasury stock—192,000 thousand common shares	—	—	—	—	—	—	—	—	—	(11,392)	—	(11,392)
Cancellation of treasury stock—192,000 thousand common shares	(192,000)	(1,920)	—	—	(4,269)	(5,203)	—	—	—	11,392	—	—
Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	—	—
Equity adjustments in investees	—	—	—	—	—	—	—	—	—	—	—	—
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain or loss on financial instruments	—	—	—	—	—	—	—	489	—	—	—	489

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)—(Continued)

	Equity Attributable to Stockholders of the Parent										Minority Interests	Total Stockholders’ Equity
	Capital Stock (NT$10 Per Value)				Additional Paid-in Capital		Cumulative Translation Adjustments	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Treasury Stock
	Common Stock		Preferred Stock
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Retained Earnings
		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2006	9,667,845	96,678	—	—	210,273	86,702	(3)	541	5,825	—	98	400,114
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	(2)	—	—	(2)
Appropriation of 2006 earnings
Cash dividend—NT$3.58 per share	—	—	—	—	—	(34,611)	—	—	—	—	—	(34,611)
Employees’ bonus—cash	—	—	—	—	—	(1,256)	—	—	—	—	—	(1,256)
Remuneration to board of directors and supervisors	—	—	—	—	—	(36)	—	—	—	—	—	(36)
Capital surplus transferred to common stock	966,785	9,668	—	—	(9,668)	—	—	—	—	—	—	—
Capital reduction	(966,785)	(9,668)	—	—	—	—	—	—	—	110	—	(9,558)
Increase in minority interest	—	—	—	—	—	—	—	—	—	—	2,184	2,184
Consolidated net income in 2007	—	—	—	—	—	48,249	—	—	—	—	493	48,742
Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	2	—	—	—	2
Equity adjustments in investees	—	—	—	—	—	(15)	—	—	—	—	—	(15)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	1	—	—	—	—	1
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury stock—121,075 thousand common shares	—	—	—	—	—	—	—	—	—	(7,217)	—	(7,217)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	(506)	—	—	—	(506)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)—(Continued)

	Equity Attributable to Stockholders of the Parent										Minority Interests	Total Stockholders’ Equity
	Capital Stock (NT$10 Per Value)				Additional Paid-in Capital		Cumulative Translation Adjustments	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Treasury Stock
	Common Stock		Preferred Stock
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Retained Earnings
		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2007	9,667,845	96,678	—	—	200,605	99,033	(2)	37	5,823	(7,107)	2,775	397,842
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	(10)	—	—	(10)
Appropriation of 2007 earnings
Cash dividend—NT$4.26 per share	—	—	—	—	—	(40,716)	—	—	—	—	—	(40,716)
Stock dividend—NT$0.1 per share	95,578	956	—	—	—	(956)	—	—	—	—	—	—
Employees’ bonus—cash	—	—	—	—	—	(1,304)	—	—	—	—	—	(1,304)
Employees’ bonus—dividends	43,453	435	—	—	—	(435)	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	(43)	—	—	—	—	—	(43)
Capital surplus transferred to common stock	1,911,555	19,116	—	—	(19,116)	—	—	—	—	—	—	—
Capital reduction	(1,911,555)	(19,116)	—	—	—	—	—	—	—	—	—	(19,116)
Decrease in minority interest	—	—	—	—	—	—	—	—	—	—	(418)	(418)
Consolidated net income in 2008	—	—	—	—	—	45,011	—	—	—	—	781	45,792
Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	(18)	—	—	—	(18)
Equity adjustments in investees	—	—	—	—	—	(55)	—	—	—	—	—	(55)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	31	—	—	—	—	31
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of treasury stock—110,068 thousand common shares	(110,068)	(1,101)	—	—	(2,283)	(3,723)	—	—	—	7,107	—	—
Unrealized loss on financial instruments	—	—	—	—	—	—	—	(2,291)	—	—	—	(2,291)

BALANCE, DECEMBER 31, 2008	9,696,808	$96,968	—	$—	$179,206	$96,812	$29	$(2,272)	$5,813	$—	$3,138	$379,694

BALANCE, DECEMBER 31, 2008 (IN MILLIONS OF US$—Note 3)		$2,960		$—	$5,470	$2,955	$1	$(69)	$177	$—	$96	$11,590

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to stockholders’ of the parent	$44,891	$48,249	$45,011	$1,374
Net income attributable to minority interest	(13)	493	781	24
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	617	606	505	15
Depreciation and amortization	41,033	39,815	38,216	1,167
Amortization of discount of financial assets	—	—	3	—
Loss (gain) on disposal of financial instruments, net	(135)	(99)	672	21
Valuation loss on inventory	1	25	58	2
Valuation loss (gain) on financial instruments, net	21	585	(551)	(17)
Loss (gain) on disposal of property, plant and equipment, net	(270)	89	278	8
Equity in earnings of equity investees	(97)	(141)	(64)	(2)
Dividends received from equity investees	42	44	217	6
Impairment loss on assets	10	24	1,168	36
Loss on disposal of leased assets, net	—	—	1	—
Loss from obsolescence of deferred charges	—	—	5	—
Deferred income taxes	1,797	(825)	(156)	(5)
Other	—	(2)	—	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(52)	(265)	(207)	(6)
Trade notes and accounts receivable	(256)	1,763	127	4
Receivables from related parties	(44)	(506)	(389)	(12)
Other current monetary assets	(253)	(194)	4,841	147
Inventories	580	(284)	(823)	(25)
Other current assets	265	(221)	(628)	(19)
Increase (decrease) in:
Trade notes and accounts payable	(2,068)	340	190	6
Payables to related parties	903	684	656	20
Income tax payable	8,511	(1,385)	(1,571)	(48)
Accrued expenses	3,398	(3,378)	907	28
Other current liabilities	(33)	355	809	25
Deferred income	637	550	567	17
Accrued pension liabilities	1,255	2,640	1,244	38

Net cash provided by operating activities	100,740	88,962	91,867	2,804

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of financial assets at fair value through profit or loss	474	—	—	—
Acquisition of available-for-sale financial assets	(4,149)	(22,695)	(8,759)	(267)
Proceeds from disposal of available-for-sale financial assets	12,000	11,736	8,425	257
Acquisition of held-to-maturity financial assets	—	(1,198)	(3,327)	(102)
Proceeds from disposal of held-to-maturity financial assets	—	49	660	20
Acquisition of financial assets carried at cost	(75)	(188)	(486)	(15)
Proceeds from financial asset carried at cost	—	—	355	11
Decrease in other current monetary asset	—	—	(30)	(1)
Proceeds from other current monetary asset	—	—	29	1
Acquisition of investments accounted for using equity method	(173)	(1,177)	(555)	(17)
Proceeds from disposal of long-term investment	—	70	44	1
Acquisitions of property, plant and equipment	(27,680)	(25,068)	(30,119)	(919)
Proceeds from disposal of property, plant and equipment	779	108	14	—
Increase in intangible assets	(171)	(273)	(208)	(6)
Increase in restricted assets	$—	$—	$(3)	$—
Decrease (increase) in other assets	189	(5)	(570)	(17)

Net cash used in investing activities	(18,806)	(38,641)	(34,530)	(1,054)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)—(Continued)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	11	(90)	222	7
Increase in long-term loans	—	22	—	—
Repayment of long-term loans	(202)	(911)	(37)	(1)
Decrease in customers’ deposits	(705)	(325)	(127)	(4)
Increase (decrease) in other liabilities	311	171	(294)	(9)
Cash dividends paid	(40,660)	(34,751)	(41,202)	(1,258)
Remuneration to board of directors and supervisors and bonus to employees	(245)	(1,300)	(1,394)	(42)
Purchase of treasury stock	(11,392)	(7,217)	—	—
Proceeds from exercise of employee stock option	—	29	64	2
Cash proceeds from subsidiary’s stock issuance	—	78	—	—
Capital reduction	—	—	(9,558)	(292)

Net cash used in financing activities	(52,882)	(44,294)	(52,326)	(1,597)

EFFECT OF EXCHANGE RATE CHANGES	—	(1)	31	1

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(270)	(466)	13	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	28,782	5,560	5,055	154
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	41,891	70,673	76,233	2,327

CASH AND CASH EQUIVALENTS, END OF YEAR	$70,673	$76,233	$81,288	$2,481

SUPPLEMENTAL INFORMATION
Interest paid	$7	$17	$4	$—

Income tax paid	$1,287	$15,268	$15,620	$477

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$323	$20	$8	$—

Reclassification from common capital stock to due to stockholders for capital reduction	$—	$9,558	$19,116	$583

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$23,835	$25,493	$31,162	$951
Payables to suppliers	3,845	(428)	(1,071)	(33)
Prepayments for equipment	—	3	28	1

	$27,680	$25,068	$30,119	$919

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)—(Continued)

The following table presents the allocation of acquisition costs of acquired CHIEF Telecom Inc. during 2006 to the assets acquired and liabilities assumed, based on their fair values:

Allocation of the Acquisition Cost
CHIEF
NT$
Cash	$41
Trade notes and accounts receivable	114
Inventories	3
Other current assets	41
Long-term investment	4
Property, plant, and equipment	401
Identifiable intangible assets	3
Other assets	182

Total assets acquired	789

Short-term loan and current portion of long-term loan	(115)
Trade notes and accounts payable	(99)
Other current liabilities	(101)
Long-term liabilities	(25)
Other liabilities	(109)

Total liabilities assumed	(449)

Net assets acquired	340

Percentage of ownership	70%

238
Goodwill	72

Acquisition cost of acquired subsidiary	$310

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)—(Continued)

The following table presents the aggregate allocation of acquisition costs of CHSI, CHTG and DHT as well as that of SENAO during 2007, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values:

	Allocation of the Acquisition Cost
	SENAO	CHSI, CHTG and DHT
	NT$	NT$
Cash and cash equivalents	$617	$152
Financial assets at fair value through profit or loss	87	326
Trade notes and accounts receivable	2,024	476
Inventories	1,626	136
Other current assets	334	136
Long-term investment	13	—
Property, plant, and equipment	1,317	30
Identifiable intangible assets	366	47
Other assets	135	55

Total assets acquired	6,519	1,358

Short-term loan and current portion of long-term loan	(100)	—
Trade notes and accounts payable	(1,629)	(482)
Other current liabilities	(715)	(82)
Long-term debt	(580)	(8)
Other liabilities	(93)	(2)

Total liabilities assumed	(3,117)	(574)

Net assets acquired	3,402	784

Percentage of ownership	31.3285%	100%

	1,066	784
Goodwill	—	136

Acquisition cost of acquired subsidiaries	$1,066	$920

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has control in SENAO by obtaining four out of seven seats of the board of directors of SENAO on April 12, 2007.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet data center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in February 2008. LED engages mainly in development of property for rent and sale.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) 100% owned subsidiary in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in September 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2008:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interest in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

As of December 31, 2007 and 2008, the Company had 26,154 and 27,165 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the year ended December 31, 2007 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CHSI, Concord, GNSS (Shanghai), CHTG, DHT, New Prospect and Prime Asia. The consolidated financial statements for the year ended December 31, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the year.

Business Combination

Acquisitions are accounted for using the purchase method of accounting. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed, by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable net assets.

The interest of minority stockholders in the acquiree is initially measured at historical cost.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

As LED engages mainly in the development of property for rent and sale, its operating cycle is over one year.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks—at closing prices at the balance sheet date; open-end mutual funds—at net asset values at the balance sheet date; bonds—quoted prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market—at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Beginning from 2008, the Company classified certain land as land held for development within inventories. Prior to 2008, such land was classified as part of property, plant, and equipment. Such land is stated at the lower of cost or market value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete.

Investments Accounted for Using Equity Method

Investments in companies in which Chunghwa exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of noncurrent assets except (a) financial assets other than investments accounted for using equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. Chunghwa records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements—10 to 30 years; buildings—5 to 60 years; computer equipment—3 to 10 years; telecommunication equipment—5 to 30 years; transportation equipment—5 to 10 years; and miscellaneous equipment—2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities—spot rates at year-end; stockholders’ equity—historical rates, income and expenses—average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

Concentrations

For all periods presented, no individual customer or supplier constituted more than 10% of the Company’s revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company invests its cash with several financial institutions. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company’s operations.

Earnings Per Share and Per Equivalent ADS

Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of common shares outstanding during the periods. Earnings per equivalent ADS is calculated by multiplying the above earnings per share by ten as each ADS represents ten common shares.

Per share data has been restated for all periods presented to reflect capital reduction in 2007 and 2008 and the declaration of the stock dividends.

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s earnings per share data. Those per-share earnings of the subsidiary shall then be included in the consolidated earnings per share computations based on the consolidated Company’s holding of the subsidiary’s securities.

Recent Accounting Pronouncements

The ARDF of the ROC revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ROC SFAS No. 10 will have on its results of operation and financial positions.

Reclassifications

Certain accounts in the financial statements as of and for the years ended December 31, 2006 and 2007 have been reclassified to conform to the presentation of the financial statements as of and for the year ended December 31, 2008.

3.	US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, US dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in The City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was NT$32.76 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

4.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. The adoption of this interpretation resulted in a decrease of NT$1,318 million in consolidated net income which was attributed to stockholders of the parent and a decrease in basic earnings per share (after income tax) of NT$0.14 for the year ended December 31, 2008. For purposes of the statement of cash flows, such bonuses represent appropriations of the earning from prior years and have been classified as financing activities for 2006, 2007, and 2008. Beginning from 2009, such bonuses will be classified as an operating activities for purposes of the statement of cash flows when paid.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$126	$148
Bank deposits	15,652	12,830
Negotiable certificate of deposit	33,097	48,486

	48,875	61,464

Cash equivalents
Commercial paper	27,252	19,824
US Treasury bills	106	—

	27,358	19,824

	$76,233	$81,288

6.	FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Current
Derivatives—financial assets
Index future contracts	$92	$243
Forward exchange contracts	27	16

	$119	$259

Derivatives—financial liabilities
Forward exchange contracts	$67	$96
Index future contracts	6	11
Currency option contracts	580	—

	$653	$107

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. As of December 31, 2008, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100 million. The investment portfolios included listed stocks, mutual funds and derivative instruments.

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts as of December 31, 2007 and 2008:

	Currency	Maturity Period	Contract Amount (in Millions)
December 31, 2007
Buy	NTD/USD	2008.01	NTD	65
Sell	EUR/USD	2008.02	EUR	19
	JPY/USD	2008.02	JPY	590
	GBP/USD	2008.02	GBP	2
	USD/NTD	2008.01-03	USD	385
	EUR/NTD	2008.02-03	EUR	40
	NTD/USD	2008.01	NTD	324

December 31, 2008
Buy	NTD/USD	2009.01	NTD	131
Sell	EUR/USD	2009.01	EUR	4
	JPY/USD	2009.01	JPY	446
	GBP/USD	2009.01	GBP	2
	USD/NTD	2009.01	USD	96
	USD/JPY	2009.01	USD	2
	USD/EUR	2009.01	USD	—
	USD/GBP	2009.01	USD	—

Outstanding index future contracts on December 31, 2007 and 2008 were as follows:
	Maturity Period	Units	Contract Amount (in Millions)
December 31, 2007
AMSTERDAM IDX FUT	2008.01	14	EUR	1
CAC40 10 EURO FUT	2008.01	17	EUR	1
DAX INDEX FUTURE	2008.03	1	EUR	—
IBEX 35 INDX FUTR	2008.01	7	EUR	1
MINI S&P/MIB FUT	2008.03	35	EUR	1
FTSE 100 IDX FUT	2008.03	35	GBP	2
TOPIX INDEX FUTURE	2008.03	20	JPY	314
S&P 500 FUTURE	2008.03	16	USD	6
S&P 500 EMINI FUTURE	2008.03	23	USD	2

December 31, 2008
AMSTERDAM IDX FUT	2009.01	13	EUR	1
CAC40 10 EURO FUT	2009.01	14	EUR	1
DAX INDEX FUTURE	2009.03	3	EUR	—
IBEX 35 INDX FUTR	2009.01	7	EUR	1
MINI S&P/MIB FUT	2009.03	37	EUR	1
FTSE 100 IDX FUT	2009.03	19	GBP	1
TOPIX INDEX FUTURE	2009.03	35	JPY	284
S&P 500 FUTURE	2009.03	16	USD	4
S&P 500 EMINI FUTURE	2009.03	53	USD	2

As of December 31, 2007 and 2008, the deposits paid for index future contracts were NT$82 million and NT$243 million, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4 million. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2 million. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract would be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3 million with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net loss and net gain arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2007 and 2008 were NT$866 million (including realized settlement loss of NT$271 million and valuation loss of NT$595 million), and NT$486 million (including realized settlement loss of NT$38 million and valuation gain of NT$524 million), respectively.

7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Open-end mutual funds	$16,837	$13,442
Foreign listed stocks	958	546
Real estate investment trust fund	247	194
Listed stocks	116	—

	$18,158	$14,182

For the years ended December 31, 2007 and 2008, movements of unrealized gain or loss on financial instruments mentioned above were as follows:

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Balance, beginning of year	$541	$35
Recognized in stockholders’ equity	(132)	(3,174)
Transferred to profit or loss	(374)	883

Balance, end of year	$35	$(2,256)

Global economic and financial circumstances have significantly changed. As a result, the Company determined that the impairment losses of available for sale financial assets is other-than-temporary in nature, and recorded impairment losses of NT$1,139 million in 2008.

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Corporate bonds	$1,048	$3,772
Collateralized loan obligation	101	41

	1,149	3,813
Less: Current portion	651	769

	$498	$3,044

9.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowances are summarized as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Balance, beginning of year	$3,605	$3,550	$3,430
Charge to expense for doubtful accounts	623	608	501
Impact on acquisition of subsidiaries	21	113	1
Accounts receivable written off	(699)	(841)	(881)

Balance, end of year	$3,550	$3,430	$3,051

10.	OTHER CURRENT MONETARY ASSETS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Accrued custodial receipts from other carriers	$651	$484
Receivable from disposal of financial instruments	1,011	43
Tax refund receivable	3,221	13
Fixed-line fund	1,000	—
Other receivable	1,344	1,686

	$7,227	$2,226

11.	INVENTORIES, NET

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Supplies	$1,517	$1,608
Work in process	165	319
Merchandise	2,162	2,423
Materials in transit	522	907

	4,366	5,257
Less: Valuation allowance	63	123

	4,303	5,134
Land held under development	—	706
Land held for development	—	532
Prepayment for construction	—	40

	$4,303	$6,412

Land held under development on December 31, 2008 was for Wan-Xi project which is expected to be completed in 2012.

12.	OTHER CURRENT ASSETS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Prepaid rents	$590	$843
Prepaid expenses	523	682
Miscellaneous	248	521

	$1,361	$2,046

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2007		2008
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
	NT$		NT$
	(In Millions)		(In Millions)
Chunghwa Investment Co., Ltd. (“CHI”)	$974	49	$830	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	626	40	594	40
Senao Networks, Inc. (“SNI”)	287	48	264	45
ST-2 Satellite Ventures Pte., Ltd. (“SSVP”)	—	—	108	38
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	—	—	96	33
Skysoft Co., Ltd. (“SKYSOFT”)	70	30	85	30
Kingwaytek Technology Co., Ltd. (“KWT”)	$—	—	$77	33
ELTA Technology Co., Ltd. (“ELTA”)	45	32	—	—
Spring House Entertainment Inc. (“SHE”)	16	30	—	—

	2,018		2,054
Prepayments for long-term investments—InfoExplorer Co., Ltd. (“IFE”)	—	—	283	—

	$2,018		$2,337

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and Sing TelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“SSVP”) in Singapore in October 2008 in order to maintain the current service. SSVP will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. in Vietnam in April 2008, by investing NT$91 million cash. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of NT$67 million. SKYSOFT engages mainly in providing of music on-line, software, electronic information and advertisement services.

Chunghwa invested in Kingwaytek Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of NT$72 million. KWT engages mainly in publishing books, data processing and software services.

Chunghwa invested in ELTA Technology Co., Ltd. in April and October 2007, for a purchase price of NT$28 million and NT$17 million, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services. Chunghwa sold all shares of ELTA with carrying value NT$51 million on July 23, 2008 for a selling price of NT$44 million and recognized a disposal loss of NT$7 million.

Chunghwa prepaid NT$283 million to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control in IFE by obtaining more than half of seats of the board of directors of IFE on January 20, 2009, the IFE’s stockholder’s special meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

The carrying values of the equity investees as of December 31, 2007 and 2008 and the equity in earnings for the years ended December 31, 2007 and 2008 are based on the audited financial statements.

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2007		2008
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
	NT$		NT$
	(In Millions)		(In Millions)
Taipei Financial Center (“TFC”)	$1,790	12	$1,790	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBTII”)	—	—	200	17
Global Mobile Corp. (“GMC”)	168	15	127	11
iD Branding Ventures (“iDBV”)	75	8	75	8
RPTI International (“RPTI”)	49	12	34	12
N.T.U. Innovation Incubation Corporation (“NTUI”)	12	9	12	9
Essence Technology Solution, Inc. (“ETS”)	20	9	10	9
3 Link Information Service Co., Ltd. (“3 Link”)	4	10	4	10
Siemens Telecommunication Systems (“Siemens”)	5	15	—	—
eASPNet Taiwan Inc. (“eASPNet”)	—	2	—	2

	2,123		2,252
Prepayments for long-term investments in stocks—Taipei Financial Center (“TFC”)	—	—	285	—

	$2,123		$2,537

Chunghwa invested in IBT II in January 2008, for a purchase price of NT$200 million. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

Chunghwa invested in GMC in December 2007, for a purchase price of NT$168 million for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008, otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC, therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the investment in RPTI, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of NT$22 million and NT$15 million for the years ended December 31, 2007 and 2008, respectively.

Chunghwa invested in ETS in December 2007, for a purchase price of NT$20 million. ETS mainly engages in IP-Private Branch Exchange (IP PBX) and design of voice security module. After evaluating the investment in ETS, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10 million for the year ended December 31, 2008.

Chunghwa disposed all shares of Siemens with carrying value NT$5 million in March 2008, for a selling price of NT$314 million and Chunghwa recognized a disposal gain of NT$309 million.

Chunghwa participated in TFC’s capital increase in October 2008 and the prepayment was NT$286 million.

In January 2008, CHSI invested in Taiwan Goal Co., Ltd. (“TG”) for a purchase price of NT$30 million. TG engaged mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting. As of December 31, 2008, TG has completed its dissolution process. CHSI received NT$29 million for the liquidation and recognized a loss of NT$1 million in 2008.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

15.	OTHER MONETARY ASSETS—NONCURRENT

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Piping Fund	$1,000	$1,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of NT$1,000 million to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

16.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Cost
Land	$101,534	$101,460
Land improvements	1,475	1,495
Buildings	62,671	63,029
Computer equipment	15,688	16,130
Telecommunications equipment	639,299	650,204
Transportation equipment	2,856	2,406
Miscellaneous equipment	7,715	7,332

Total cost	831,238	842,056
Revaluation increment on land	5,823	5,811

	837,061	847,867

Accumulated depreciation
Land improvements	844	898
Buildings	15,236	16,299
Computer equipment	11,663	11,846
Telecommunications equipment	485,767	503,425
Transportation equipment	2,691	2,195
Miscellaneous equipment	6,530	6,159

	522,731	540,822

Construction in progress and advances payments	16,467	16,005

Property, plant and equipment, net	$330,797	$323,050

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of NT$5,986 million, liabilities for land value incremental tax of NT$211 million, and stockholders’ equity—other adjustments of NT$5,775 million.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of NT$116 million to stockholders’ equity—other adjustments. As of December 31, 2008, the unrealized revaluation increment was decreased to NT$5,813 million by disposal revaluation assets.

Depreciation expense on property, plant and equipment was NT$40,071 million, NT$38,816 million and NT$37,101 million for the years ended December 31, 2006, 2007 and 2008, respectively. Interest expense capitalized for the years ended December 31, 2006, 2007 and 2008 were nil, NT$1 million and NT$2 million. The capitalized interest rates were 2.850%-3.215% and 2.268%-2.928%, respectively, for the years ended December 31, 2007 and 2008.

17.	SHORT-TERM LOANS

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Unsecured loans—annual rate—2.850% and 1.700% for 2007 and 2008, respectively	$36	$258

18.	ACCRUED EXPENSES

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$10,028	$11,145
Accrued franchise fees	2,159	2,369
Other accrued expenses	3,373	2,832

	$15,560	$16,346

19.	OTHER CURRENT LIABILITIES

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Advances from subscribers	$5,449	$6,151
Amounts collected in trust for others	2,835	2,535
Payables to equipment suppliers	1,825	2,526
Payables to contractors	1,066	1,546
Refundable customers’ deposits	915	981
Miscellaneous	2,370	2,791

	$14,460	$16,530

20.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Secured loans—annual rate 1% for 2008	$—	$37
Unsecured loans—annual rate—2.794% for 2007	20	—

	20	37
Less: Current portion of long-term loans	20	8

	$—	$29

SHE obtained a loan from the Industrial Development Bureau, Ministry of Economic Affairs for research and development purpose and obtained a secured loan from Taiwan Business Bank. Interest is payable monthly and the principal is payable every three month from January 15, 2009 with a due date of April 15, 2013.

SENAO obtained an unsecured loan from Industrial Bank of Taiwan. Interest and principal amount are payable semiannually and the loan is repaid in May 2008.

21.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	December 31, 2008
	With in One Year	Over One Year	Total
	NT$	NT$	NT$
	(In Millions)
Assets
Inventories	$—	$1,278	$1,278
Deferred expenses (classified as other current assets)	—	92	92
Restricted assets (classified as other assets—others)	—	55	55

	$—	$1,425	$1,425

Liabilities
Trade notes and accounts payable	$(4)	$—	$(4)
Advance from of land and building (classified as other current liabilities)	—	(227)	(227)

	$(4)	$(227)	$(231)

22.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is NT$120,000 million, which is divided into 12,000,000,000 common shares (at NT$10 par value per share), which are issued and outstanding 9,696,808,181 shares, Chunghwa’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership of Chunghwa falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2008, the outstanding ADSs were 1,780,568 thousand common shares, which equaled approximately 178,057 thousand units and represented 18.36% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change such as a merger, acquisition, or reorganization that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the year ended December 31, 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are different from the amounts resoluted in the stockholders’ meeting, the difference is charged to the earnings of the following year as a result of change in accounting estimate.

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

The appropriations and distributions of the 2006 and 2007 earnings of Chunghwa have been approved and resolved by the stockholders on June 15, 2007 and June 19, 2008 as follows:

	Appropriations of Earnings		Dividends Per Share
	For Fiscal Year 2006	For Fiscal Year 2007	For Fiscal Year 2006	For Fiscal Year 2007
	NT$	NT$	NT$	NT$
Legal reserve	$3,998	$4,823	$—	$—
Reversal of special reserve	2	3	—	—
Cash dividends	34,611	40,716	3.58	4.26
Stock dividends	—	956	—	0.10
Employee bonus—cash	1,256	1,304	—	—
Employee bonus—stock	—	435	—	—
Remuneration to board of directors and supervisors	36	43	—	—

The amounts of the appropriations of earnings for 2006 and 2007 were consistent with the resolutions of the meetings of the Board of Directors held on April 24, 2007 and April 25, 2008, respectively.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of NT$19,116 million to common capital stock. The above mentioned 2008 capital increase proposal was effectively registered with Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFC”). The board of directors resolved the ex- dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$19,116 million to common capital stock and was effectively registered with SFC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of NT$9,668 million to common capital stock. The above 2007 capital increase proposal was effectively registered with SFC. The board of directors resolved the ex-dividend date of the aforementioned proposal is August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,668 million to common capital stock and was effectively registered with SFC. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,668 million and a liability for the actual amount of cash to be distributed to stockholders of NT$9,558 million was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110 million held by Chunghwa and concurrently cancelled. Such cash payments to stockholders was made in January 2008.

Information on the appropriation of 2008 earnings, employee bonus and remuneration to board of directors and supervisors proposed by the board of directors and resolved by the stockholders will be available at the Market Observation Post System website.

23.	SHARE-BASED COMPENSATION PLANS

SENAO’s share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$15.8 (Original price $20.2)
2003.09.03	2004.03.04	385	18.9 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	15.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	14.3 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the years ended December 31, 2007 and 2008 was as follows:

	Stock Options Outstanding
	2007		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	(Thousand)	NT$	(Thousand)	NT$
Options outstanding, beginning of year	16,488	$14.66	18,592	$24.70
Options issued	6,181	44.20	—	—
Options exercised	(3,419)	13.31	(4,299)	13.64
Options cancelled	(658)	15.30	(475)	23.10

Options outstanding, end of year	18,592	24.70	13,818	26.34

Options exercisable, end of year	1,053		2,559

As of December 31, 2007, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
(NT$)	(Thousand)		(NT$)	(Thousand)	(NT$)
$10.5-$15.7	10,945	4.08	$14.69	310	$10.50
$17.1-$20.8	1,466	3.24	17.23	743	17.29
$44.20	6,181	5.92	44.20	—	—

	18,592	4.63	24.70	1,053	15.29

As of December 31, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
(NT$)	(Thousand)		(NT$)	(Thousand)	(NT$)
$10.0-$14.3	6,852	3.08	$13.49	1,959	$13.38
$15.5-$18.9	933	2.25	15.60	600	15.65
$42.6	6,033	4.92	42.60	—	—

	13,818	3.83	26.34	2,559	13.91

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2007 and 2008. Had SENAO used the fair value method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of SENAO for the year ended December 31, 2008 would have been as follows:

	March 4, 2004	December 28, 2004	November 28, 2005	May 5, 2006	October 31, 2007
Expected dividend yield	—	—	—	—	1.49%
Risk free interest rate	1.88%	1.88%	2.00%	1.75%	2.00%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	52.65%	49.88%	43.40%	39.63%	39.82%
Weighted-average fair value of grants	$10.56	$4.91	$6.93	$5.88	$13.69

24.	TREASURY STOCK

	Years Ended December 31
	2007	2008
	(Shares in Thousands)
Balance, beginning of year	—	110,068
Increase	121,075	—
Decrease	(11,007)	(110,068)

Balance, end of year	110,068	—

According to the Securities and Exchange Act of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise stockholders’ rights on these shares, such as rights to dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand shares of treasury stock for NT$7,217 million from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of NT$110 million. The remaining 110,068 thousand shares of treasury stock amounted to NT$7,107 million was cancelled on February 21, 2008.

25.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2007
	Operating Costs	Operating Expenses	Total
	NT$	NT$	NT$
	(In Millions)
Compensation expense
Salaries	$12,306	$8,987	$21,293
Insurance	672	889	1,561
Pension	1,754	1,273	3,027
Other compensation	9,204	5,519	14,723

	$23,936	$16,668	$40,604

Depreciation expense	$36,590	$2,226	$38,816

Amortization expense	$870	$128	$998

	Year Ended December 31, 2008
	Operating Costs	Operating Expenses	Total
	NT$	NT$	NT$
	(In Millions)
Compensation expense
Salaries	$12,335	$9,790	$22,125
Insurance	915	704	1,619
Pension	1,617	1,237	2,854
Other compensation	8,494	5,838	14,332

	$23,361	$17,569	$40,930

Depreciation expense	$35,018	$2,083	$37,101

Amortization expense	$889	$186	$1,075

26.	INCOME TAX

a.	The components of income taxes are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Current	$9,906	$13,885	$14,046
Deferred	2,846	(826)	(154)

	$12,752	$13,059	$13,892

b.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Income tax expense computed at statutory tax rate	$14,391	$15,204	$15,026
Permanent differences	(359)	(465)	(144)
Investment tax credits	(3,093)	(2,403)	(1,505)
10% undistributed earning tax	—	9	2
Prior year adjustment	108	76	78
Other	1,705	638	435

Income tax expense	$12,752	$13,059	$13,892

The balance of income tax payable as of December 31, 2006, 2007 and 2008 was shown net of prepaid income tax.

c.	Income tax expense consisted of following:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Income tax payable	$9,662	$13,565	$13,667
Income tax—separated	136	244	301
Income tax—deferred	2,846	(826)	(154)
Adjustments of prior years’ income tax	108	76	78

	$12,752	$13,059	$13,892

d.	Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Current
Provision for doubtful accounts	$361	$490
Abandonment of equipment not approved by National Tax Administration	—	40
Valuation loss on inventory	16	31
Unrealized accrued expense	—	22
Valuation loss on financial instruments, net	149	14
Estimated warranty liabilities	17	13
Loss carryforward	67	11
Unrealized foreign exchange loss (gain)	10	(35)
Other	21	11

	641	597
Valuation allowance	(372)	(478)

Net deferred income tax assets-current	$269	$119

Noncurrent
Accrued pension cost	$1,094	$1,405
Impairment loss	84	138
Loss carryforward	82	137
Loss on disposal of property, plant and equipment	17	3
Other	4	6

	1,281	1,689
Valuation allowance	(51)	(146)

Net deferred income tax assets-noncurrent	$1,230	$1,543

e.	As of December 31, 2008, loss carryforward of CHIEF, Unigate, SHE, CIYP and LED are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year
	NT$	NT$
	(In Millions)
CHIEF	$28	$28	2013
	23	23	2014
	25	25	2015
	22	22	2016
	12	12	2017
	4	4	2018
Unigate	—	—	2017
	—	—	2018
SHE	7	6	2013
	2	2	2014
	6	6	2016
	1	1	2017
CIYP	39	11	2017
LED	8	8	2018

	$177	$148

f.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$6,529	$7,286

The actual and estimated creditable ratios distribution of Chunghwa’s of 2007 and 2008 for earnings were 28.81% and 30.81%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

g.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examines by tax authorities through 2005. The following entities’ income tax returns have been examined by tax authorities through 2006: SENAO, CHIEF, Unigate and CHSI. SHE’s income tax returns have been examines by tax authorities through 2007.

27.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares (Thousand) (Denominator)	Earnings Per Share (NT$)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
	NT$	NT$
	(In Millions)
Year ended December 31, 2006
Basic EPS
Income attributable to stockholders of the parent	$57,643	$44,891	9,843,167	$5.86	$4.56

Year ended December 31, 2007
Basic EPS
Income attributable to stockholders of the parent	$61,096	$48,249	9,776,237	$6.25	$4.94

Effect of dilutive potential common stock—SENAO’s stock options	(8)	(8)	—

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$61,088	$48,241	9,776,237	$6.25	$4.93

Year ended December 31, 2008
EPS was calculated as follows:
Basic EPS:
Income attributable to stockholders of the parent	$58,473	$45,011	9,696,808	$6.03	$4.64

Effect of dilutive potential common stock—SENAO’s stock options	(14)	(14)	—
Employee bonus	—	—	20,681

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$58,459	$44,997	9,717,489	$6.02	$4.63

According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the share have a dilutive effect for the year ended December 31, 2008. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2007 and 2008 was due to the effect of potential common stock of stock options by SENAO.

28.	PENSION PLANS

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of the MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The Company used December 31 as the measurement date for their pension plans.

Pension costs of the Company amounted to NT$3,324 million (NT$3,257 million subject to defined benefit plan and NT$67 million subject to defined contribution plan), NT$3,139 million (NT$3,027 million subject to defined benefit plan and NT$112 million subject to defined contributed plan) and NT$2,938 million (NT$2,774 million subject to defined benefit plan and NT$164 million subject to defined contributed plan) for the years ended December 31, 2006, 2007 and 2008, respectively.

Pension information of the Company of the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost for the year

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Service cost	$3,073	$2,810	$2,661
Interest cost	58	110	189
Expected return on plan assets	(66)	(80)	(85)
Amortizations	47	8	(2)
Curtailment/settlement loss to be recognized	145	179	11

Net periodic benefit pension cost	$3,257	$3,027	$2,774

b.	The changes in benefits obligation and plan assets and the reconciliation of funded status for the pension plans of subsidiaries are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$(1,683)	$(4,534)	$(6,761)
Services cost	(3,073)	(2,810)	(2,661)
Interest cost	(59)	(110)	(189)
Curtailment/settlement effect	270	462	79
Actuarial (loss) gain	19	310	(110)
Plan Amendments	—	—	61
Benefits paid	6	20	19
Impact on acquisition of subsidiary	(14)	(99)	(3)

Projected benefits obligation, end of year	$(4,534)	$(6,761)	$(9,565)

Change in plan assets:
Fair value of plan assets, beginning of year	$1,637	$2,922	$2,864
Actual return on plan assets	66	82	87
Actuarial (loss) gain	—	(3)	30
Employer contributions	1,544	372	1,522
Benefits paid—settlement	(326)	(606)	(87)
Benefits paid	(6)	—	(12)
Impact of acquisition of subsidiary	7	97	3

Fair value of plan assets, end of year	$2,922	$2,864	$4,407

c.	Reconciliation between the fund status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

1)	Reconciliation between the fund status and accrued pension cost is summarized as follows:

	December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Benefit obligation
Vested benefit obligation	$(2,309)	$(3,529)	$(5,672)
Non-vested benefit obligation	(1,535)	(2,226)	(2,917)

Accumulated benefit obligation	(3,844)	(5,755)	(8,589)
Additional benefit obligation	(690)	(1,006)	(976)

Projected benefit obligation	(4,534)	(6,761)	(9,565)
Fair values of plan assets	2,922	2,864	4,407

Funded status	(1,612)	(3,897)	(5,158)
Unrecognized net loss (gain)	349	(18)	55
Unrecognized prior service cost effect	—	—	(58)

Net amount recognized	$(1,263)	$(3,915)	$(5,161)

The amounts recognized in the accompanying balance sheets at December 31, 2006, 2007 and 2008 are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Amounts recognized
Prepaid pension (included in other assets)	$—	$7	$12
Accrued pension liability	(1,263)	(3,922)	(5,173)

Net amount recognized	$(1,263)	$(3,915)	$(5,161)

2)	Vested benefit

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Vested benefit	$3,174	$5,012	$7,683

3)	Actuarial assumptions

	Year Ended December 31
	2006	2007	2008
Discount rate used in determining present value	2.00%	2.50%	2.00%
Rate of compensation increase	1.50%	1.50%	1.00%
Rate of return on plan assets	3.00%	2.75%	2.50%

d.	Contributions and payments of the fund

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Contributions	$1,545	$371	$1,523

Payments	$333	$602	$106

e.	Plan assets allocation

Under the Labor Standards Law, the government is responsible for the administration of the Funds and determination of the investment strategies and policies. As of December 31, 2007 and 2008, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

29.	RELATED PARTY TRANSACTIONS

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Equity-method investee before Chunghwa has control over SENAO on April 12, 2007

Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary of CHI prior to acquisition.

Spring House Entertainment Inc. (“SHE”)	Equity-method investee before Chunghwa has control over SHE on January 17, 2008

Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI prior to acquisition.

Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary of CHI prior to acquisition.

Chunghwa Investment (“CHI”)	Equity-method investee

Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-method investee

ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July 2008.

Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee

Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI

Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO

SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

Paul Lin	Vice chairman and general manager of SENAO

Chunghwa Investment Holding Company (CIHC)	Subsidiary of CHI

Company	Relationship
Senao International Miami Inc. (SIM)	Chairman of SIM is vice chairman and general manager of SENAO

Senora Trading Company (STC)	Chairman of STC and SENAO’s vice chairman and general manager is immediate family

b.	Significant transactions with the above related parties are summarized as follows:

	Year Ended December 31
	2007	2008
	NT$	NT$
	(In Millions)

1) Receivables

Trade notes and accounts receivable
CHPT	$3	$1
SNI	2	—
Others	—	1

	$5	$2

2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$141	$493
STEF	3	3
Others	6	2

	150	498

Payable to construction supplier
TISE	191	26

Amounts collected in trust for others
SHE	2	—

	$343	$524

3) Advances from customers (include in other current liabilities)

SNI	$—	$3
Others	—	—

	$—	$3

4) Revenues

SKYSOFT	$7	$33
ELTA	15	10
CHPT	7	7
STC	135	—
CHTG	89	—
SENAO	32	—
CHSI	18	—
Others	68	4

	$371	$54

	Year Ended December 31
	2007	2008
	NT$	NT$
	(In Millions)

5) Operating costs and expenses

TISE	$388	$538
ELTA	99	190
STEF	10	11
SNI	—	9
SENAO	1,175	—
CHSI	441	—
CHTG	64	—
SIM	35	—
Others	27	6

	$2,239	$754

6) Non-operating income and gains

SNI	$24	$31
Others	—	—

	$24	$31

7) Acquisitions of property, plant and equipment

TISE	$948	$850
CHSI	577	—
CHTG	43	—
Others	1	—

	$1,569	$850

8) Acquisitions of investment accounted for using equity method

CHI	$909	$—
CIHC	11	—

	$920	$—

Chunghwa acquired all of the shares of CHSI and CHTG from CHI in December 2007, for a total purchase price of NT$909 million cash. The Company also acquired all of the shares of DHT from CIHC, for a total purchase price of NT$11 million cash.

The above transactions between the Company and SENAO, CHSI, SHE, CHTG and DHT occurred prior to the Company obtaining control over SENAO, CHSI, SHE, CHTG and DHT. After obtaining control, such transactions were eliminated upon consolidation.

SENAO rents out part of its plant to SNI. The rent is collected monthly.

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, SNI, STEF, STC, and SIM were determined in accordance with mutual agreements.

c.	The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2007	2008
	NT$	NT$
	(In Millions)
Salaries	$121	$137
Compensations	44	57
Bonus	67	58

	$232	$252

The compensation of directors, supervisors and management personnel for the year ended December 31, 2007 included the bonuses appropriated from earnings for 2007 which had been approved by stockholders in the annual meeting held in 2008.

30.	PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by SENAO, CHIEF and SHE.

	December 31
	2007	2008
	NT$	NT$
	(In Millions)
Property, plant and equipment, net	$506	$338
Leased assets, net	289	435
Restricted assets	1	12

	$796	$785

31.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2008, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of NT$399 million.

b.	Acquisitions of telecommunications equipment of NT$15,606 million.

c.	Unused letters of credit of NT$913 million.

d.	Contract to print billing, envelopes and telephone directories of NT$116 million.

e.	LED has already contracted to advance sale of land for NT$1,668 million, and collected NT$227 million according to the contracts.

f.	For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

December 31, 2008
NT$
(In Millions)
Restricted assets-Bank deposits	$56
Land used in construction	1,822

$1,878

g.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments were as follows:

Year	Amount
NT$
(In Millions)
2009	$1,406
2010	1,060
2011	865
2012	651
2013 and thereafter	646

h.	A commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining NT$1,000 million upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court.

j.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of NT$500 million and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date.

32.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Carrying amounts and fair values of financial instruments were as follows:

	December 31
	2007		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Cash and cash equivalents	$76,233	$76,233	$81,288	$81,288
Financial assets at fair value through profit or loss	119	119	259	259
Available-for-sale financial assets	18,158	18,158	14,182	14,182
Held-to-maturity financial assets—current	651	651	769	769
Trade notes and accounts receivable, net	11,451	11,451	10,845	10,845
Receivables from related parties	5	5	2	2
Other current monetary assets	7,227	7,227	2,226	2,226
Restricted assets—current	1	1	59	59
Investments accounted for using equity method	2,018	2,220	2,337	2,499
Financial assets carried at cost	2,123	2,123	2,537	2,537
Held-to-maturity financial assets—noncurrent	498	498	3,044	3,044
Other noncurrent monetary assets	1,000	1,000	1,000	1,000
Refundable deposits	1,410	1,410	1,374	1,374
Restricted assets-noncurrent (included in “other assets—others”)	—	—	9	9
Liabilities
Short-term loans	36	36	258	258
Financial liabilities at fair value through profit or loss	653	653	107	107
Trade notes and accounts payable	11,255	11,255	11,360	11,360
Payables to related parties	343	343	524	524
Accrued expenses	15,560	15,560	16,346	16,346
Amounts collected in trust for others (included in “other current liabilities”)	2,835	2,835	2,535	2,535
Payables to equipment suppliers (included in “other current liabilities”)	1,825	1,825	2,526	2,526
Payables to contractors (included in “other current liabilities”)	1,066	1,066	1,546	1,546
Refundable customers’ deposits (included in “other current liabilities”)	915	915	981	981
Hedging derivative financial liabilities (included in “other current liabilities”)	35	35	28	28
Current portion of long-term loans	20	20	8	8
Due to stockholder for capital reduction	9,558	9,558	19,116	19,116
Long-term loans	—	—	29	29
Customers’ deposits	6,386	6,386	6,160	6,160

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2007	2008	2007	2008
	(In Millions)
Assets
Financial assets at fair value through profit or loss	$119	$259	$—	$—
Available-for-sale financial assets	18,158	14,182	—	—
Hedging derivative financial assets (classified as other current monetary assets)	1	—	—	—

Liabilities
Financial liabilities at fair value through profit or loss	73	107	580	—
Hedging derivative financial liabilities (classified as other current liabilities)	35	28	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risks are anticipated.

The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risks are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the years ended December 31, 2007 and 2008.

Outstanding forward exchange contracts for hedge as of December 31, 2007 and 2008:

			Contract Amount
			NT$
	Currency	Maturity	(In Millions)
December 31, 2007
Sell	USD/NTD EUR/NTD	2008.03 2008.02-03	USD EUR	65 40
December 31, 2008
Sell	USD/NTD	2009.01	USD	30

As of December 31, 2007 and 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of NT$35 million and NT$28 million (classified as other current liabilities), respectively. As of December 31, 2007, the forward exchange contract measured at fair value resulting in hedging derivative financial asset of NT$1 million (classified as other current monetary assets).

33.	SEGMENT FINANCIAL INFORMATION

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

The Company organizes its operating segments based on the various types of telecommunications services and products provided to customers. The operating segments are segregated as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular service operations—the provision of cellular and related services;

•	Internet and data operations—the provision of Internet access, lease line, and related services;

•	Cellular phone operations—the provision of cellular phones and accessories sales including SENAO;

•

All others—the services other than the above six categories, such as (i) satellite services, (ii) telephone directories, (iii) corporate solution services and billing handling services, (iv) paging services, (v) the leasing of real estate owned by the Company to third parties, and (vi) other non-core value-added services.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

a.	Industry

	Fixed-line			Cellular Service	Internet and Data	Cellular Phone	All Others	Adjustment	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2006
Service revenues from external customers	$37,364	$9,824	$13,978	$72,977	$46,326	$—	$4,059	$—	$184,528
Intersegment service revenues	7,209	2,529	1	3,176	14,542	—	166	(27,623)	—

Total service revenues	$44,573	$12,353	$13,979	$76,153	$60,868	$—	$4,225	$(27,623)	$184,528

Segment income before income tax	$(3,378)	$7,216	$3,105	$32,645	$21,375	$—	$(328)	$—	$60,635

Unallocated corporate expenses, net:
Interest income									804
Equity in earnings of equity method investees									97
Other income									908
Interest expense									(6)
General expense									(4,368)
Other expense									(440)

Income before tax									$57,630

Segment assets	$163,666	$5,523	$10,594	$69,072	$98,207	$—	$23,680	$—	$370,742

Investment accounted for using equity method									1,752
Other assets									88,902

Total assets									$461,396

Depreciation and amortization	$17,447	$666	$561	$8,519	$12,986	$—	$852

Expenditures for segment assets	$5,066	$—	$350	$9,405	$12,482	$—	$377

Year ended December 31, 2007
Service revenues from external customers	$35,747	$9,095	$14,254	$73,645	$49,231	$13,169	$2,250	$—	$197,391
Intersegment service revenues	5,327	2,283	4	5,704	14,684	212	38	(28,252)	—

Total service revenues	$41,074	$11,378	$14,258	$79,349	$63,915	$13,381	$2,288	$(28,252)	$197,391

Segment income before income tax	$(4,479)	$6,384	$2,812	$39,878	$21,458	$(1,627)	$341	$—	$64,767

Unallocated corporate expenses, net:
Interest income									1,453
Equity in earnings of equity method investees									141
Other income									856
Interest expense									(15)
General expense									(4,393)
Other expense									(1,008)

Income before tax									$61,801

Segment assets	$147,537	$5,178	$8,968	$64,565	$92,448	$4,465	$36,313	$—	$359,474

Investment accounted for using equity method									2,018
Other assets									108,134

Total assets									$469,626

Depreciation and amortization	$15,841	$610	$426	$8,936	$13,377	$87	$537

Expenditures for segment assets	$4,795	$—	$323	$5,341	$14,073	$39	$497

(Continued)

	Fixed-line			Cellular Service	Internet and Data	Cellular Phone	All Others	Adjustment	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2008
Service revenues from external customers	$34,551	$8,481	$14,051	$72,290	$50,050	$16,340	$5,907	$—	$201,670
Intersegment service revenues	4,696	1,975	—	6,016	18,005	762	36	(31,490)	—

Total service revenues	$39,247	$10,456	$14,051	$78,306	$68,055	$17,102	$5,943	$(31,490)	$201,670

Segment income before income tax	$(5,778)	$5,663	$2,989	$38,750	$24,296	$(5,340)	$1,588	$—	$62,168

Unallocated corporate expenses, net:
Interest income									1,916
Equity in earnings of equity method investees									64
Other income									1,396
Interest expense									(4)
General expense									(3,542)
Other expense									(2,314)

Income before tax									$59,684

Segment assets	$134,288	$5,028	$8,543	$57,146	$101,058	$5,357	$44,930	$—	$356,350

Investment accounted for using equity method									2,337
Other assets									104,903

Total assets									$463,590

Depreciation and amortization	$15,041	$522	$336	$8,667	$12,593	$107	$910

Expenditures for segment assets	$5,296	$—	$396	$5,162	$16,726	$45	$2,494

(Concluded)

In order to strengthen the internal management, Chunghwa allocated some of its costs of non-regulated services directly to other segments instead of using internal transfer pricing starting from 2008. Segment assets were adjusted accordingly to conform with the change. The effect of the change of measurement method caused intersegment service revenues of Local operations and All Others operations to decrease by NT$8,706 million and NT$4,393 million, respectively. There was no impact on the intersegment service of DLD operations, ILD operations Cellular Service operations, Internet and Data operation and Cellular Phone operations due to the change of measurement method. The effect of the change of measurement method caused segment income before income tax of Local operations and All Others operations to decrease by NT$749 million and NT$481 million, respectively and that of DLD operations, ILD operations, Cellular Service operations and Internet and Data operation operations to increase by NT$165 million, NT$137 million, NT$576 million and NT$352 million, respectively. There was no impact on segment income before income tax of Cellular Phone operations due to the change of measurement method. The effect of the change of measurement method caused segment assets of Local operations and All Others operations to decrease by NT$7,583 million and NT$3,641 million, respectively and that of DLD operations, ILD operations, Cellular Service operations and Internet and Data operation operations to increase by NT$296 million, NT$728 million, NT$5,226 million and NT$4,974 million, respectively. There was no impact on segment assets of Cellular Phone operations due to the change of measurement method. The disclosures of 2006 and 2007 were changed to conform with the segment disclosure of 2008.

b.	Geographic information

As of December 31, 2008, the Company had established foreign operations in U.S., Hong Kong, China, Singapore and Japan and none of their revenues is greater than 10% of total net revenues.

c.	Export sales

For the years ended December 31, 2006, 2007 and 2008, the export sales of the Company is less than 10% of total net revenues.

d.	Major customers

For the years ended December 31, 2006, 2007 and 2008, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenues.

34.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (ROC GAAP), which differ in the following respects from accounting principles generally accepted in the United States of America (US GAAP):

a.	Property, plant and equipment

Under ROC GAAP, property, plant and equipment, excluding land, may be revalued when the price fluctuation is greater than 25% and upon approval from the tax authority. Similarly, land may be revalued if there is any appreciation of land based on the present value of land announced by the government. This revaluation component is recorded as a special reserve in equity at the time of revaluation and is subsequently depreciated. Upon sale or disposal of property, plant and equipment, the cost and any related revaluation increment less accumulated depreciation calculated after the revaluation are removed from the accounts, and any gain or loss is credited or charged to income. This revaluation adjustment also created differences in the opening balances of additional paid-in capital upon incorporation of the Company on July 1, 1996.

Under US GAAP, no revaluation of property, plant and equipment is permitted.

b.	10% tax on unappropriated earnings

In ROC, a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). Under ROC GAAP, the Company records the 10% tax on unappropriated earnings in the year of stockholders’ approval.

Under US GAAP, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

c.	Employee bonuses and remuneration to directors and supervisors

According to ROC regulations and the Company’s Articles of Incorporation, a portion of the Company’s distributable earnings should be set aside as bonuses to employees and remuneration to directors and supervisors. Such bonuses and remuneration give rise to the following GAAP differences due to the nature, measurement and timing of recording the transaction.

Under ROC GAAP:

1)	Nature—employee bonuses and remuneration of directors and supervisors are treated as an expense rather than an appropriation of retained earnings in 2008. Before 2008, the bonuses are treated as appropriations of retained earnings.

2)

Measurement and recognition—such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of the Company. If the amounts initially accrued are significantly different from the amounts proposed subsequently by the board of directors in the following year, the difference needs to be retroactively adjusted. Otherwise, any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If all or a portion of such bonuses and remuneration are in the form of shares, compensation expense remains the same but the actual number of shares to be distributed are determined by dividing the fair value of the Company’s stock price as of one day prior to the stockholders’ meeting held in the following year.

Under US GAAP:

1)	Nature—employee bonuses and remuneration of directors and supervisors are treated as compensation expenses.

2)	Measurement and recognition—such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of the Company. However, the Company’s stockholders ultimately decide the amount and form of bonus (i.e., cash, stock or combination) at the stockholders’ meeting held in the following year. Any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If all or a portion of such bonuses and remuneration are in the form of shares, compensation expense is recognized at the fair value of the Company’s stock price on the relevant grant date determined in accordance with FAS 123R which is not until after stockholders’ approval in the following year.

d.	Deferred income from prepaid phone cards

Prior to incorporation and privatization, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from selling prepaid phone cards was recognized at the time of sale by the Company. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of additional paid-in capital was from unearned revenues generated from prepaid cards as of that day. Upon privatization, unearned revenue generated from prepaid cards was deferred at the time of sale and recognized as revenue as consumed in accordance with ROC GAAP.

Under US GAAP, revenue from prepaid cards is deferred at the time of sale and recognized as revenue as consumed.

The GAAP adjustments related to prepaid cards subsequent to privatization are: (1) adjustments for prepaid cards transaction before incorporation from additional paid-in capital and (2) adjustments for such transactions occurred between incorporation and privatization from retained earnings which still have remaining expected customer service periods.

e.	One-time connection fees income

Similar to prepaid phone cards, according to the laws and regulations applicable to state-owned enterprises in Taiwan, the Company recorded revenue from providing fixed line connection service at the time the service was performed. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of additional paid-in capital was from unearned revenues from connection fees as of that date. Upon privatization, unearned revenue generated from one-time connection fees was deferred at the time of service performed and recognized as revenue over time as the service is continuously performed in accordance with ROC GAAP.

Under US GAAP, following SEC Staff Accounting Bulletin No. 104, the above service revenue should be treated as deferred income at the time of service rendered and the recognition of revenue should occur over time as the service is continuously performed.

The GAAP adjustments related to one-time connection fees income subsequent to privatization are: (1) adjustments for one time connection fees before incorporation from additional paid-in capital, and (2) adjustments for such transactions occurred between incorporation and privatization from retained earnings which still have remaining expected customer service periods.

f.	Share-based compensation

1)	The Company’s major stockholder, the MOTC made an offer to the Company’s employees to purchase shares of common stock of the Company at a discount from the quoted market price in 2006.

Under ROC GAAP, such an offer was regarded as a transaction between stockholders and no entry was recorded on the Company’s books and records.

Under US GAAP, the offer was deemed as compensation expense to employees and measured as the difference between the fair value of common stock offered and the amount of the discounted price at the grant date in 2006.

2)	One of the Company’s subsidiaries, SENAO, granted options to employees.

Under ROC GAAP, employee stock option plans were accounted for using the intrinsic value method and no stock-based compensation expense was recognized for the employee stock option granted by its subsidiary under ROC GAAP prior to January 1, 2008. In August 2007, the ARDF issued ROC SFAS No. 39, “Accounting for Share-based Payment”, which required companies to record share-based payment transactions granted on or after January 1, 2008 using fair value method. There is no impact of the adoption this statement since the Company did not grant options on or after January 1, 2008.

Under US GAAP, the Company recognized compensation expense for such employee stock option granted by it subsidiary using fair value method in accordance with SFAS 123R.

g.	Defined benefit pension plan

Pension accounting under ROC GAAP is similar in many respects to US GAAP. However, under ROC GAAP, companies are not required to recognize the overfunded or underfunded positions of their defined benefit pension plans as an asset or liability on the balance sheet.

Under US GAAP, employers are required to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. US GAAP defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation (“PBO”). Previously unrecognized item such as unrealized actuarial loss is recognized in other comprehensive income and are subsequently recognized through net periodic benefit cost.

Furthermore, the accounting treatment of settlements and curtailments are different under ROC GAAP and US GAAP. Under ROC GAAP, settlement/curtailment gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in PBO.

Under US GAAP, settlement gain (loss) is the total unrecognized net gain or losses including any gain or loss that arose from the measurements at the settlement date and unrecognized transition assets before settlement multiplied by the percentage reduction in PBO. Curtailment gain (loss) includes the following items: (1) total unrecognized prior service cost and net transition obligation before curtailment multiplied by the curtailment ratio (the ratio of reduction in future service over such future service before curtailment) and (2) decrease in PBO to the extent that such gain exceeds the net unrecognized loss (sum of unrecognized net gain or loss and net unrecognized transition asset before curtailment) or the entire gain if a net unrecognized gain exists or increase in PBO to the extent that such loss exceeds unrecognized gain (sum of unrecognized net gain or loss and net unrecognized transition asset before curtailment) or the entire loss if net unrecognized loss exists.

h.	Pension plan upon privatization

In order to increase operational efficiency, the Company approved several special retirement incentive programs during the process of privatization.

Under ROC GAAP, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost as the adjustment for the pension cost of that year.

Under US GAAP, the MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity based on the guidance in AICPA Interpretation 39 to APB 16 “Business combinations” and FASB Implementation Guide, SFAS No. 88 Q&A 40.

i.	Income tax

This line item includes the tax effects of the pre-tax ROC GAAP to US GAAP adjustments describe above.

j.	Minority interest

This line item represents the impact of US GAAP adjustments on the minority interest in the income of subsidiaries. Such amount primarily relates to the US GAAP adjustment for the accounting for the employee bonuses of SENAO.

k.	Earnings per share

Under ROC GAAP, earnings per share is computed by dividing income attributable to stockholders of the parent by the weighted average number of shares outstanding in each period, which is retroactively adjusted to the beginning of the year for stock dividends and stock bonuses issued subsequently. Under US GAAP, earnings per share is calculated by dividing net income, which represents income attributable to stockholders of the parent, by the weighted-average number of shares outstanding in each period, which is retroactively adjusted for stock dividends issued subsequently. For stock bonuses to employees, shares are included in the calculation of weighted-average number of shares outstanding from the date of issuance.

The following reconciles net income and stockholders’ equity under ROC GAAP as reported in the consolidated financial statements to the net income and stockholders’ equity determined under US GAAP, giving effect to the differences listed above.

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Net income

Consolidated net income under ROC GAAP	$44,878	$48,742	$45,792	$1,398
Net income attributable to minority interest under ROC GAAP (Note 1)	13	(493)	(781)	(24)

Net income attributable to stockholders of the parent under ROC GAAP	$44,891	$48,249	$45,011	$1,374

Adjustments:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	$221	$60	$2	$—
2. Adjustments for depreciation expenses	381	402	312	10
b. 10% tax on unappropriated earnings	(2,962)	(372)	191	6
c. Employee bonuses and remuneration to directors and supervisors	(2,138)	(1,369)	(3,993)	(122)
d. Revenues recognized from deferred income of prepaid phone cards	329	671	798	24
e. Revenues recognized from deferred one-time connection Fees	1,486	2,914	1,918	59
f. Share-based compensation	(503)	(14)	(22)	(1)
g. Defined benefit pension plan	(16)	(10)	(1)	—
i. Income tax effect of US GAAP adjustments	433	(1,102)	(743)	(23)
j. Effect of US GAAP adjustments on the minority interest of subsidiaries	—	117	233	7
Other minor GAAP differences not listed above	(50)	(95)	(42)	(1)

Net adjustment	(2,819)	1,202	(1,347)	(41)

Net income based on US GAAP	$42,072	$49,451	$43,664	$1,333

Note 1:	Under US GAAP the minority interest in the income of subsidiaries is deducted in arriving at net income whereas under ROC GAAP the minority interest forms part of stockholders’ funds.

		December 31
		2006	2007	2008
		NT$	NT$	NT$	US$ (Note 3)
		(In Millions)
Stockholders’ equity

Equity attributable to stockholders of the parent based on ROC GAAP		$400,016	$395,067	$376,556	$11,494

Adjustments:
a.	Property, plant and equipment
	1. Capital surplus reduction	(60,168)	(60,168)	(60,168)	(1,837)
	2. Adjustment on depreciation expenses, and disposal gains and losses	3,183	3,645	3,959	121
	3. Adjustments of revaluation of land	(5,825)	(5,823)	(5,813)	(178)
b.	10% Tax on unappropriated earnings	(3,941)	(4,313)	(4,147)	(127)
c.	Employee bonuses and remuneration to directors and supervisors	(988)	(964)	—	—
d.	Deferred income of prepaid phone cards
	1. Capital surplus reduction	(2,798)	(2,798)	(2,798)	(85)
	2. Adjustment on deferred income recognition	456	1,127	1,925	59
e.	Revenues recognized from deferred one-time connection fees
	1. Capital surplus reduction	(18,487)	(18,487)	(18,487)	(564)
	2. Adjustment on deferred income recognition	8,325	11,239	13,156	402
f.	Share-based compensation
	1. Adjustment on capital surplus	15,661	15,675	15,683	479
	2. Adjustment on retained earnings	(15,661)	(15,675)	(15,683)	(479)
g.	1. Accrual for accumulative other comprehensive income under US SFAS No. 158	(226)	32	22	—
	2. Accrual for pension cost	(16)	(27)	(29)	—
h.	Adjustment for pension plan upon privatization
	1. Adjustment on capital surplus	1,782	1,782	1,782	54
	2. Adjustment on retained earnings	(9,665)	(9,665)	(9,665)	(295)
i.	Income tax effect of US GAAP adjustments	8,064	6,962	6,217	190
j.	Effect of US GAAP adjustments on the minority interest of subsidiaries	—	43	91	3
	Other GAAP differences not listed above	335	231	201	6

Net adjustment		(79,969)	(77,184)	(73,754)	(2,251)

Stockholders’ equity based on US GAAP		$320,047	$317,883	$302,802	$9,243

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Changes in stockholders’ equity based on US GAAP
Balance, beginning of year	$327,828	$320,047	$317,883	$9,703
Consolidated net income	42,072	49,451	43,664	1,333
Unrealized gain (loss) on available-for-sale securities	541	(506)	(2,291)	(70)
Unrealized gain on available-for-sale securities held by investees	—	2	(18)	—
Employee stock bonus	1,381	—	3,302	101
Cumulative translation adjustment for foreign-currency investments held by investees	—	1	31	1
Purchase of treasury stock	(11,392)	(7,217)	—	—
Increase in interest on issuance of stock by investees	—	17	64	1
Cash dividends	(40,660)	(34,611)	(40,716)	(1,243)
Capital reduction	—	(9,558)	(19,116)	(583)
Adjustment to initially apply SFAS No. 158, net of tax	(226)	—	—	—
Defined benefit pension plan adjustment	—	257	(1)	—
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	503	—	—	—

Balance, end of year	$320,047	$317,883	$302,802	$9,243

The following US GAAP condensed balance sheets as of December 31, 2007 and 2008, and statements of income for the years ended December 31, 2006, 2007 and 2008 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

	December 31
	2007	2008
	NT$	NT$	US$ (Note 3)
	(In Millions)
Assets
Current assets	$120,947	$118,712	$3,624
Long-term investments	4,623	7,917	242
Property, plant and equipment, net	265,183	258,631	7,895
Intangible assets	8,944	8,271	252
Other assets	6,537	7,128	217

Total assets	$406,234	$400,659	$12,230

Liabilities and stockholders’ equities
Liabilities
Current liabilities	$74,482	$82,299	$2,512
Long-term liabilities	11,214	12,511	382

Total Liabilities	85,696	94,810	2,894

Minority interest	2,655	3,047	93

Stockholders’ equity
Capital stock—NT$10 (US$0.3) par value	$96,678	$96,968	$2,960
Capital surplus	154,678	142,503	4,350
Retained earnings	73,567	65,543	2,001
Other comprehensive income	67	(2,212)	(68)
Treasury stock	(7,107)	—	—

Total Stockholders’ equity	317,883	302,802	9,243

Total liabilities and stockholders’ equity	$406,234	$400,659	$12,230

Certain accounts have been reclassified to conform to the US GAAP presentation requirements. Under US GAAP, incentives paid to third party dealers for inducing business is included in cost of revenues whereas under ROC GAAP such account is included in operating expenses. Under US GAAP, gains and losses on disposal of property, plant and equipment and other assets, valuation loss of inventory and loss arising from natural calamities are included in operating expenses whereas under ROC GAAP, such accounts are included in non-operating expenses.

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions Except Per Share Amounts)
Net revenues	$186,342	$200,911	$204,352	$6,238
Operating costs and expenses	130,075	138,139	147,086	4,490

Income from operations	56,267	62,772	57,266	1,748
Non-operating income, net	1,073	1,561	1,391	43

Income before income tax and minority interest	57,340	64,333	58,657	1,791
Income tax expense	(15,281)	(14,543)	(14,445)	(441)

Income before minority interest	42,059	49,790	44,212	1,350
Minority interest	13	(339)	(548)	(17)

Net income	$42,072	$49,451	$43,664	$1,333

Basic earnings per share	$4.30	$5.08	$4.52	$0.14

Diluted earnings per share	$—	$5.08	$4.51	$0.14

Weighted-average number of common shares outstanding (in 1,000 shares)—basic	9,782,507	9,732,783	9,661,309

Weighted-average number of common shares outstanding (in 1,000 shares)—diluted	—	9,732,783	9,681,990

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Net income per pro forma equivalent ADS
Basic	$43.01	$50.81	$45.19	$1.38

Diluted	$—	$50.80	$45.09	$1.38

Weighted-average number of pro forma equivalent ADSs outstanding (in 1,000 shares)—basic	978,251	973,278	966,131

Weighted-average number of pro forma equivalent ADSs outstanding (in 1,000 shares)—diluted	—	973,278	968,199

The Company reports comprehensive income in accordance with US SFAS No. 130, “Reporting Comprehensive Income” for US GAAP purposes. US SFAS No. 130 requires that in addition to net income (loss), a company should report other comprehensive income consisting of the changes in equity of the company during the year from transactions and other events and circumstance from nonowner sources. It includes all changes in equity during the year except those resulting from investments by stockholders and distribution to stockholders. The components of other comprehensive income for the Company consist of unrealized gains and losses relating to the translation of financial statements maintained in foreign currencies, unrealized gains and losses on available-for-sale securities held by the Company and its investees and changes in the funded status of the defined benefit pension plan.

Statements of comprehensive income for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Comprehensive income
Consolidated net income	$42,072	$49,451	$43,664	$1,333
Other comprehensive income:
Cumulative translation adjustments for foreign-currency investments held by investees	—	1	31	1
Unrealized gain on available-for-sale securities held by investees	—	2	(18)	—
Unrealized gain (loss) on available-for-sale securities	541	(506)	(2,291)	(70)
Defined benefit pension plan adjustment	—	257	(1)	—

	541	(246)	(2,279)	(69)

	$42,613	$49,205	$41,385	$1,264

The components of accumulated other comprehensive income (loss) were as follows:

	December 31
	2007	2008
	NT$	NT$	US$ (Note 3)
	(In Millions)
Cumulative translation adjustments for foreign-currency investments held by investees	$(2)	$29	$1
Unrealized loss on available-for-sale securities	37	(2,272)	(69)
Defined benefit pension plan adjustment	32	31	—

	$67	$(2,212)	$(68)

Disclosures about defined benefit plan recognized in other comprehensive income were as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Amounts recognized in other comprehensive income
Net prior service cost	$—	$—	$(51)	$(2)
Net actuarial loss (gain), pretax	334	(380)	52	2
Deferred tax asset (liability)	(108)	123	—	—

Net impact in accumulated other comprehensive loss (gain)	$226	$(257)	$1	$—

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in US SFAS No. 95, “Statement of Cash Flows”. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets-miscellaneous, and cash flows from financing activities for changes in customers’ deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under US SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with US SFAS No. 95 are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Net cash flows (outflows) from:
Operating activities	$100,151	$87,248	$89,484	$2,732
Investing activities	(19,126)	(39,405)	(33,961)	(1,037)
Financing activities	(52,243)	(42,840)	(50,512)	(1,542)
Effects of exchange rate change on cash and cash equivalents	—	(1)	31	1
Cash balance of subsidiaries upon its consolidation	—	801	—	—
Cash balance of SHE upon its consolidation	—	—	13	—
Cash balance of SENAO Networks and its subsidiaries upon its deconsolidation	—	(243)	—	—

Net increase in cash and cash equivalents	28,782	5,560	5,055	154
Cash and cash equivalents, beginning of year	41,891	70,673	76,233	2,327

Cash and cash equivalents, end of year	$70,673	$76,233	$81,288	$2,481

35.	ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.	Recent accounting pronouncements

In December 2007, the FASB issued US SFAS No. 141R, “Business Combination” (US SFAS No. 141R) and US SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (US SFAS No. 160). US SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value, as of the acquisition date. In addition, the net assets of non-controlling interest’s share of the acquired subsidiaries should be recognized at fair value. US SFAS No. 160 requires the Company to include non-controlling interests as a separate component of stockholders’ equity, instead of a liability or temporary equity. US SFAS No. 141R is effective for the Company for business combination consummated on or after January 1, 2009 and US SFAS No. 160 is effective for the Company beginning after January 1, 2009. The Company is currently evaluating the effect that the adoption of US SFAS No. 141R and SFAS No. 160 and does not expect the adoption of US SFAS No. 141R and SFAS No. 160 will have a material impact on its financial statements.

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 to January 1, 2009 for us, for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company believes the adoption of the delayed items of SFAS No. 157 will not have a material impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”, which requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS No. 161 is effective for us beginning January 1, 2009. The Company believes the adoption of SFAS No. 161 will not have a material impact on its financial statements.

In April 2008 the FASB released staff position (“FSP”) SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” The FSP requires entities to disclose information for recognized intangible assets that enable users of financial statements to understand the extent to which expected future cash flows associated with intangible assets are affected by the entity’s intent or ability to renew or extend the arrangement associated with the intangible asset. The FSP also amends the factors an entity should consider in developing the renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The FSP will be applied prospectively to intangible assets acquired after the FSP’s effective date, but the disclosure requirements will be applied prospectively to all intangible assets recognized as of, and subsequent to, the FSP’s effective date. The FSP is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The adoption of FSP FAS No. 142-3 is not expected to have a significant effect on the Company’s consolidated financial statements.

In December 2008, the FASB issued FSP SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which provides additional guidance on employers’ disclosures about the plan assets of defined benefit pension or other postretirement plans. FAS 132(R)-1 clarifies the disclosures about fair value measurement of pension or other postretirement plant assets are not within the scope of the disclosures requirements of SFAS 157. The disclosures required by FSP FAS 132(R)-1 include a description of how investment allocation decisions are made, major categories of plan assets, valuation techniques used to measure the fair value of plan assets, the impact of measurements using significant unobservable inputs and concentrations of risk within plan assets. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. For the Company, FSP FAS 132(R)-1 will be effective for its 2009 fiscal year and will result in additional disclosures related to the assets of defined benefit pension plans in notes to its consolidated financial statements.

b.	Share-based compensation

The Company adopted Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (“SFAS No. 123(R)”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” to recognize compensation cost of options granted by SENAO. SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of stock options as of the date of grant or assumption using the Black-Scholes option pricing model.

The Compensation expenses related to stock options were NT$14 million and NT$22 million for 2007 and 2008, respectively. There is no income tax benefit effect related to share-based compensation arrangements.

The weighted average remaining contractual term and aggregate intrinsic value of options under the foregoing plans as of December 31, 2008 were as follows:

	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In Years)	(In Millions) NT$

Options outstanding	3.83	71
Options exercisable	2.78	18

The aggregate intrinsic value in the above table represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2007 and 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007 and 2008. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

Total intrinsic value of options exercised for the years ended December 31, 2007 and 2008 were NT$110 million and NT$38 million, respectively. Total fair value of shares vested during the years ended December 31, 2007 and 2008 were NT$152 million and NT$238 million, respectively.

A summary of the status of the Company’s nonvested shares as of December 31, 2008 and changes during the year ended December 31, 2008 is presented below:

	Shares in Thousand	Weighted- average Grant-date Fair Value
Nonvested at January 1, 2008	17,539	$8.59
Granted	—	—
Vested	(5,805)	5.80
Forfeited	(475)	8.38

Nonvested at December 31, 2008	11,259	$10.02

As of December 31, 2008, there was NT$24 million of total unrecognized compensation expense related to nonvested options. The expense is expected to be recognized over a weight-average period of 3.29 years.

The compensation expenses were determined by calculating the fair value of each option grant using the Black-Scholes option-pricing model. SENAO used the following weighted-average assumptions in calculating the fair value of the options granted:

Year Ended December 31, 2007
Expected dividend yield	0-1.49%
Expected volatility	39.63-53.07%
Risk free interest rate	1.75-2.00%
Expected life	4.375 years

SENAO did not grant any options in 2008.

Risk-free interest rate is based on the rate of the Taiwan government bonds in effect at the time of grant. Expected volatilities are based on historical volatilities of stock prices of the similar company in the same industry and SENAO. Expected life represents the periods that SENAO’s share-based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share-based awards. The dividend yield is zero as share-based awards agreeing on that the price will be adjusted when SENAO pays dividends, with the exception of the options granted in 2007. The expected dividend yield for SENAO’s 2007 Plan is based on anticipated future cash dividends yield at the time of grant.

c.	Marketable securities

	December 31
	2007		2008
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
Available-for-sale securities
Open-end mutual funds	$16,837	$(16)	$13,442	$(1,996)
Real estate investment trust fund	247	(11)	194	(29)
Listed stocks	116	(4)	—	—
Foreign listed stocks	958	103	546	(167)

	18,158	72	14,182	(2,192)

Held-to-maturity securities
Corporate bond	1,048	2	3,772	(12)
Collateralized loan obligation	101	—	41	—

	1,149	2	3,813	—

	$19,307	$74	$17,995	$(2,204)

The Company’s gross realized gains on the sale of investments for the years ended December 31, 2007 and 2008 were NT$512 million and NT$131 million, respectively. The Company’s gross realized losses on the sale of investments for the years ended December 31, 2007 and 2008 were NT$150 million and NT$1,014 million, respectively.

The carrying amounts at December 31, 2008 for debt securities classified as held-to-maturity by contractual maturity are shown below.

December 31, 2008
(In Millions)
NT$
Due within one year or less	$769
Due after one year through four years	3,044

$3,813

The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position as of December 31, 2008:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Open-mutual funds	$3,662	$(1,162)	$4,226	$(931)	$7,888	$(2,093)
Real estate investment trust fund	117	(6)	77	(23)	194	(29)
Foreign listed stocks	399	(187)	4	(2)	403	(189)

	$4,178	$(1,355)	$4,307	$(956)	$8,485	$(2,311)

The Company has determined that the gross unrealized losses related to mutual funds, real estate investment trust fund and foreign listed stocks at December 31, 2008 were due to the fact that global economic and financial circumstances have changed. The Company reviewed its investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is other-than-temporary including but not limited to the length of time and extent to which fair value has been less than the cost basis, credit quality and the Company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As a result, the Company determined that aforementioned investments with unrealized losses were not deemed to be other-than-temporary impaired as of December 31, 2008.

d.	Fair value of financial instruments

Board Staff Position No. 157-2, Effective Date of FASB Statement No. 157, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

SFAS 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. The level in the fair value hierarchy within which the fair value measurement in its entirely falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable.

For the year ended December 31, 2008 there was no material impact from the adoption of SFAS 157 on the Company’s consolidated financial statements.

Assets and liabilities measured at fair value on a recurring basis

The following table presents our assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Derivative	$259	$—	$—	$259
Available-for-sale financial assets	14,182	—	—	14,182

	$14,441	$—	$—	$14,441

Liabilities
Derivative	$107	$—	$—	$107

Derivatives include index future contracts and forward exchange contracts that are actively traded or have quoted prices. Available-for-sale financial assets include open-end mutual funds, foreign listed stocks, and real estate investment trust fund that are actively traded or have quoted prices.

Assets measured at fair value on a nonrecurring basis

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2008:

	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Cost method investees - RPTI and ETS	$—	$—	$44	$25

The Company evaluated its cost method investees for impairment by using valuation models based on future cash flow because there are no quoted fair value for such investments. Cost method investees held with a carrying amount of NT$69 million were written down to their fair value of NT$44 million, resulting in an impairment charge of NT$25 million, which was included in earnings for the period.

Certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test and other non-financial long-lived assets measured at fair value for impairment assessment. As stated above, SFAS 157 will be applicable to these fair value measurements beginning January 1, 2009.

e.	Income tax

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

f.	Segment Information—geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$180,873	$192,461	$196,334
Overseas	3,655	4,930	5,336

	$184,528	$197,391	$201,670

The Company has long-lived assets in Thailand, U.S., Vietnam, Hong Kong, China, Singapore, and Japan and except for NT$37 million and NT$32 million at December 31, 2007 and 2008, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

36.	SUBSEQUENT EVENT (UNAUDITED)

On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only needs to pay Chunghwa Post Co., Ltd. NT$16.9 million along with interest calculated at 5% interest rate from July 23, 2005 to the payment date and 4% of the court fees as compensation. Chunghwa did not accrue the aforementioned settlement amount on its consolidated financial statements as of and for the year ended December 31, 2008. Chunghwa Post Co., Ltd. has the right to appeal to the Taiwan High Court within 20 days from the receipt of the copy of the court judgment.