Form 20-F
period 2009-12-31
CHUNGHWA TELECOM CO LTD
filed 2010-04-20
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FISCAL YEAR ENDED DECEMBER 31, 2009

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

A. Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2007, 2008 and 2009, and the selected balance sheet data as of December 31, 2008 and 2009 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected income statement and cash flow data for the years ended December 31, 2005 and 2006, and the selected balance sheet data as of December 31, 2005, 2006 and 2007 set forth below, are derived from our audited consolidated financial statements not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the Republic of China, or R.O.C. GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP, as further explained under note 34 to our consolidated financial statements included herein.

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)	2008(1)	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Income Statement Data:
ROC GAAP
Net revenues	183.4	184.5	197.4	201.7	198.4	6.2
Operating costs(1)(2)	(92.9)	(93.8)	(106.7)	(113.5)	(112.7)	(3.5)

Gross profit	90.5	90.7	90.7	88.2	85.7	2.7
Operating expenses(2)	(31.4)	(34.4)	(30.4)	(29.6)	(29.3)	(0.9)

Income from operations	59.1	56.3	60.3	58.6	56.4	1.8
Non-operating income and gains(3)	1.9	1.8	2.5	3.4	1.4	—
Non-operating expenses and losses(1)(2)(3)	(1.4)	(0.4)	(1.0)	(2.3)	(0.6)	—

Income before income tax	59.6	57.7	61.8	59.7	57.2	1.8
Income tax expense	(11.9)	(12.8)	(13.1)	(13.9)	(12.7)	(0.4)

Consolidated net income	47.7	44.9	48.7	45.8	44.5	1.4

Attributable to:
Stockholders of the parent	47.7	44.9	48.2	45.0	43.8	1.4
Minority interests	—	—	0.5	0.8	0.7	—

	47.7	44.9	48.7	45.8	44.5	1.4

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)	2008(1)	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Earnings per share:
Basic	4.77	4.56	4.94	4.64	4.51	0.14
Diluted	—	—	4.93	4.63	4.50	0.14
Earnings per ADS equivalent:
Basic	47.66	45.61	49.35	46.42	45.16	1.41
Diluted	—	—	49.35	46.31	45.01	1.41
US GAAP
Net revenues	184.7	186.3	200.9	204.4	200.4	6.3
Operating costs and expenses(1)(2)	(139.6)	(130.0)	(138.1)	(147.1)	(141.8)	(4.4)

Income from operations	45.1	56.3	62.8	57.3	58.6	1.9
Non-operating income, net(1)(3)	0.9	1.1	1.5	1.4	0.8	—

Income before income tax	46.0	57.4	64.3	58.7	59.4	1.9
Income tax expense	(12.7)	(15.3)	(14.5)	(14.5)	(13.6)	(0.5)

Consolidated net income	33.3	42.1	49.8	44.2	45.8	1.4

Attributable to:
Stockholders of the parent	33.3	42.1	49.5	43.7	45.1	1.4
Noncontrolling interests	—	—	0.3	0.5	0.7	—

	33.3	42.1	49.8	44.2	45.8	1.4

Earnings per share:
Basic	3.29	4.30	5.08	4.52	4.65	0.14
Diluted	—	—	5.08	4.51	4.64	0.14
Earnings per ADS equivalent:
Basic	32.90	43.01	50.81	45.19	46.51	1.45
Diluted	—	—	50.80	45.09	46.36	1.45

	As of December 31,
	2005(1)	2006(1)	2007(1)	2008(1)	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Balance Sheet Data:
ROC GAAP
Working capital	36.2	47.8	60.6	48.3	54.8	1.7
Long-term investments	5.9	5.7	5.6	8.9	9.1	0.3
Properties	360.9	343.5	330.8	323.0	313.0	9.8
Goodwill	—	0.1	0.2	0.2	0.3	—
Total assets	458.9	461.4	469.6	463.6	449.0	14.1
Short-term loans	—	0.1	—	0.3	0.8	—
Long-term loans(4)	0.5	0.3	—	—	0.3	—
Deferred income	0.3	1.0	1.5	2.1	2.5	0.1
Other liabilities	7.6	8.5	11.0	11.8	7.5	0.2
Total liabilities	52.0	61.3	71.8	83.9	70.0	2.2
Capital stock	96.5	96.7	96.7	97.0	97.0	3.0
Cash dividend on common shares	45.3	40.7	34.6	40.7	37.1	1.2
Equity attributable to stockholders of the parent	406.9	400.0	395.0	376.6	375.2	11.7
Minority interests in subsidiaries	—	0.1	2.8	3.1	3.8	0.1
US GAAP
Total assets(5)	395.2	398.8	406.2	400.7	385.4	12.1
Total liabilities(5)	67.4	78.6	85.7	94.8	78.9	2.5
Capital stock	96.5	96.7	96.7	97.0	97.0	3.0
Equity attributable to stockholders of the parent(5)	327.8	320.1	317.8	302.8	302.8	9.5
Noncontrolling interests	—	0.1	2.7	3.1	3.7	0.1

	Year Ended December 31,
	2005(1)	2006(1)	2007(1)	2008(1)	2009
	NT$	NT$	NT$	NT$	NT$		US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Cash Flow Data:
ROC GAAP
Cash provided by operating activities	87.4	100.7	89.0	91.9	77.3		2.4
Cash used in investing activities	(28.3)	(18.8)	(38.6)	(34.5)	(29.5)		(0.9)
Cash used in financing activities	(46.6)	(52.9)	(44.3)	(52.3)	(56.4)		(1.8)
Net cash inflow	12.6	28.8	5.6	5.1	(8.0)		(0.3)

Other Financial Data:
ROC GAAP
Gross margin(6)	49%	49%	46%	44%	43%		43%
Operating margin(7)	32%	31%	31%	29%	28%		28%
Net margin(8)	26%	24%	24%	22%	22%		22%
Capital expenditures	22.9	27.7	25.1	30.1	25.5		0.8
Depreciation and amortization	41.6	41.0	39.8	38.2	36.3		1.1
Cash dividends declared per share	4.30 (9)	3.58 (9)	4.26 (9)	3.83 (9)	—	(10)	—	(10)
Stock dividends declared per share	0.20	1.00	2.10	1.00	—	(10)	—	(10)

(1)	As of January 1, 2009, we adopted the revised Statements of Financial Accounting Standards, or SFAS, No. 10 “Accounting for Inventories,” which requires inventories to be stated at the lower of the weighted-average cost or net realizable value item by item, except for where it may be appropriate to group items of similar or related inventories. In addition, SFAS No. 10 also requires inventory-related income and expenses to be classified as operating costs. According to this standard, we have recorded inventory-related expenses and inventory-related non-operating expenses and losses as operating costs for the year of 2009. For comparison purpose, we reclassified the inventory-related expenses and inventory-related non-operating expenses and losses as operating costs for the years of 2005 to 2008.
(2)	As a result of the adoption of Interpretation 96-052 issued by the Accounting and Research Development Foundation, or ARDF, in the Republic of China, beginning from January 1, 2008, bonuses paid to employees, directors, and supervisors are recognized as an expense rather than an appropriation of earnings, and we recorded NT$1,891 million and NT$1,964 million (US$61.5 million) in operating costs and expenses in 2008 and 2009, respectively. Interpretation 96-052 is effective for the financial statements beginning after January 1, 2008, thus we did not retrospectively restate our financial statements for the years of 2005 to 2007.
(3)	Includes interest income of NT$452 million, NT$804 million, NT$1,453 million, NT$1,916 million and NT$479 million (US$15 million) for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 respectively, and interest expense of NT$2 million, NT$6 million, NT$15 million, NT$4 million and NT$15 million (US$0.5 million) for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 respectively.
(4)	Includes current portion of long-term loans.
(5)	As of December 31, 2006, we adopted the guidance related to “Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Benefits” and recorded the under-funded status of our defined benefit pension plan as a liability of NT$0.3 billion with a corresponding offset, net of taxes, to deferred income tax assets of NT$0.1 billion and accumulated other comprehensive income within stockholders’ equity of NT$0.2 billion. The adoption of the abovementioned guidance is on prospective basis so we did not retrospectively restate our financial statements for the year of 2005.
(6)	Represents gross profits divided by net revenues.
(7)	Represents income from operations divided by net revenues.
(8)	Represents net income attributed to stockholders of the parent divided by net revenues.
(9)	Dividends for 2005, 2006, 2007 and 2008 in U.S. dollars were US$0.13, US$0.11, US$0.13 and US$0.12, respectively.
(10)	Dividends for 2009 are expected to be declared at our 2010 annual general stockholders’ meeting scheduled for June 2010.

Currency Translations and Exchange Rates

In portions of this annual report, we have translated New Taiwan dollar amounts into U.S. dollars for the convenience of readers. The rate we used for the translations was NT$31.95 = US$1.00, which was the noon buying rate in the City of New York for cable transfers of New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. This translation does not mean that New Taiwan dollars could actually be converted into U.S. dollars at that or any other rate or at all. The following table shows the noon buying rates for New Taiwan dollars expressed in New Taiwan dollar per US$1.00.

Year Ended December 31,	Average(1)	High	Low	At Period End
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.41	33.41	32.26	32.43
2008	31.51	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
October	32.29	32.61	32.04	32.61
November	32.32	32.58	32.12	32.20
December	32.24	32.38	31.95	31.95
2010 (through April 16)	31.83	32.14	31.35	31.35
January	31.87	32.04	31.65	31.94
February	32.06	32.14	31.98	32.12
March	31.83	32.04	31.70	31.73
April (through 16)	31.56	31.74	31.35	31.35

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of the exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Company and the Taiwan Telecommunications Industry

The current global recession and credit crisis may cause disruptions to our customers and their demand for telecommunications services. Demand for our products has been, and will continue to be, adversely affected by overall macroeconomic conditions.

The current global recession and credit crisis since the second half of 2008 has been having a negative impact on businesses around the world. Taiwan and other major economies around the world, including the United States and China, have entered a period of economic contraction or slower economic growth. In particular, the current global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation have contributed to a slowdown in the market demand for telecommunications services, which has led to a decrease in demand for our services. We cannot assure you when an economic recovery may occur, or even when an economic recovery does occur, that demand for our services will increase. The combined effects of the global recession may have a material adverse impact on our results of operations, cash flows and financial condition, which may cause the price of our ADSs to decline.

The licenses granted by the ROC government authorities for operating 2G mobile services on the GSM 900MHz and GSM 1800MHz spectrum will expire in 2012 and 2013, respectively. We cannot assure you that we will be able to continue operating our 2G mobile services in the same manner after 2013, which could have a material adverse effect on our business.

The licenses granted by the ROC government authorities for operating 2G mobile services on the GSM 900MHz and GSM 1800MHz spectrum will expire in 2012 and 2013, respectively. There are currently three mobile network operators that offer 2G mobile services in Taiwan. All three 2G mobile network operators in Taiwan have engaged in discussions with the National Communications Commission and Ministry of Transportation and Communications to discuss the government’s plan for 2G mobile services after 2013. Along with the other two 2G mobile network operators in Taiwan, we have expressed our desire to continue operations of 2G mobile services in Taiwan and have asked the government regulators to extend the licenses. We anticipate the government will announce its plans for 2G mobile services before the end of 2010. Currently, the National Communications Commission is considering retrieving 2G mobile numbers which are inactive or idle from 2G mobile service providers. While we believe that the government will continue to allow operations of 2G mobile services and promulgate a framework for renewing the licenses, we cannot assure you of the ultimate outcome. If we cannot continue to operate our 2G wireless services beyond 2013, our business and future results of operators may be adversely affected.

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

We have been designated by the government as a dominant provider of fixed communications and mobile services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the National Communications Commission. For example, the regulation governing the setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, then our competitiveness, market position and profitability will be materially and adversely affected. We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized, the Legislative Yuan has not yet abolished the Statute of Chunghwa Telecom Co., Ltd., and at this time, the Statute of Chunghwa Telecom Co., Ltd. is still applicable to us. Under the Statute of Chunghwa Telecom Co., Ltd., the Ministry of Transportation and Communications has the authority to regulate aspects of our business. Any such regulation could be burdensome or conflict with regulations of the National Communications Commission or may otherwise adversely affect our business, financial condition and results of operations.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For instance, the National Communications Commission adopted a price reduction plan on January 29, 2010 that resulted in a number of price reductions in the tariff structures relating to our domestic fixed communications and mobile communications services from April 2010 to March 2013. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff Adjustments.”

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

Increasing competition resulting from the ongoing liberalization of the Taiwan telecommunications industry or from alternative means of communication may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

We have faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, multiple licenses to operate fixed line, mobile, paging and other services have been issued by the Republic of China government since 1996. The National Communications Commission opened applications for VoIP (070) phone numbers in November 2005. As of the end of 2008, three Type I service providers—New Century InfoComm Tech. Co., Ltd., or Sparq, Taiwan Fixed Network and us—and two Type II service providers—Taiwan Infrastructure Technology Company and one of our subsidiaries, Chief Telecom—have obtained VoIP phone numbers. Our subsidiary, Chief Telecom, has been granted 070 VoIP phone numbers from the National Communications Commission and has launched its 070 phone-to-phone VoIP service in April 2009.

We also face increased broadband competition from cable operators. Cable operators have been using low-priced internet access packages to attract new customers in specific areas and buildings in Taiwan. They have also been upgrading their networks to DOCSIS 3.0 in order to provide higher speed internet access. DOCSIS refers to Data Over Cable Service Interface Specification, which is an international telecommunications standard that permits the addition of high-speed data transfer to an existing cable TV system. To counter these developments, we plan to migrate more of our ADSL customers to FTTx services and to provide even higher speed FTTH access. However, we cannot guarantee that these measures will be effective and our broadband competitors could still adversely affect our business, financial condition and results of operations.

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

Mobile service providers in Taiwan have been offering 3G mobile services for several years. We face increased competition from some of these mobile service providers starting during the economic downturn, when they began offering free on-net call packages. We have launched diversified packages of our own to counter the intensified competition. However, we cannot guarantee that these measures will be effective and our business, financial condition and results of operations may be adversely affected by our competition. We may also be subject to competition from providers of new telecommunications services as a result of technological development and the convergence of various telecommunications services. In particular, as a result of technological innovations and other factors, we have been facing competition from alternative means of communication, including voice over internet protocol, or VoIP, high-speed cable internet service, cable telephony, email and wireless services. Providers of these products and services include cable television companies, direct broadcast satellite companies and DSL resellers.

Increasing competition may also cause the rate of our customer growth to reverse or decline, bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could adversely affect our business, financial condition and results of operations.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order for us to effectively respond to technological changes, such as the continued expansion of our High Speed Packet Access, or HSPA, and HSPA+ mobile network. We will also need to make additional capital expenditures relating to the launch of new businesses, such as Next Generation Network, or NGN, projects to migrate our fixed line networks to NGN. In addition, to meet the increasingly robust high-bandwidth requirements of digital convergence services, we will expand construction of fiber optic networks, including

PONs, or passive optical networks, and ODNs, or optical distribution networks. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the Taiwan and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. The failure to obtain funding for our capital expenditures on commercially acceptable terms and on a timely basis or at all, could jeopardize our expansion plans and materially and adversely affect our business, financial condition, results of operations and prospects.

We may not realize the benefits we expect from our investments, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2009, we made capital expenditures for our domestic fixed communications of NT$15.9 billion (US$497 million), our mobile communications business of NT$5.0 billion (US$157 million), our internet business of NT$2.1 billion (US$66 million), our international fixed communications business of NT$1.3 billion (US$41 million) and our other businesses of NT$1.2 billion (US$37 million). In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing our expected return from our investments.

We cannot assure you that services enabled by new technologies we are implementing, such as HSPA mobile technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations.

In 2009, we recognized an other-than-temporary impairment loss of NT$85 million (US$2.7 million) for available-for-sale financial assets, NT$20 million (US$0.6 million) for financial assets carried at cost due to an adverse change in market conditions. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links. Our networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. For example, in 2009, losses on property, plant and equipment arising from natural calamities such as earthquakes and typhoons were approximately NT$149 million (US$4.7 million) as recorded in non-operating expenses under ROC GAAP.

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

As of March 31, 2010, the Republic of China government, through the Ministry of Transportation and Communications, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the Ministry of Transportation and Communications, may continue to have the ability to control our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual operation and projects budget;

•	the composition of our senior management;

•	the timing and distribution of dividends;

•	the election of a majority of our directors and supervisors; and

•	our business activities and direction.

According to the Fixed Network Regulations, we are still required to submit a report to the National Communications Commission within 20 days after our board of directors approves the entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of our business or assets; taking over of the whole of the business or assets of any other company which would have significant impact on our operations. The National Communications Commission also amended the Wireless Regulations and the Third Generation Mobile Telecommunications on April 3, 2009 to impose a similar requirement requiring us to submit a report within 20 days after our shareholders approves one of the above matters or our capital reduction. We cannot assure you that our largest shareholder will not take actions that impair our ability to conduct our business competitively or conflict with the best interests of our public stockholders.

Actual or perceived health risks related to mobile handsets and base stations could lead to decreased mobile service usage and difficulties in increasing network coverage and could expose us to potential liability.

According to some published reports, the electromagnetic signals from mobile handsets and cellular base stations may pose health risks or interfere with the operation of electronic equipment. Although the findings of those reports are disputed, actual or perceived risks of using mobile communications devices or of cellular base stations could have a material adverse effect on mobile service providers, including us. For example, our customer base could be reduced, our customers may reduce their usage of our mobile services, we could encounter difficulties in obtaining sites for additional cellular base stations required to expand our network coverage or we may be requested to reduce the number of existing cellular base stations. As a result, our mobile services business may generate less revenues and our financial condition and results of operations may be materially and adversely affected. In addition, we could be exposed to potential liability for any health problems caused by mobile handsets and base stations.

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

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

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the tense relationship between the Republic of China and the People’s Republic of China, which could adversely affect our financial condition and results of operations.

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

Any future outbreak of contagious diseases, such as severe acute respiratory syndrome, avian influenza or H1N1 flu, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.20 in February 2000 and subsequently fell to a low of 3,446.26 in October 2001. During 2009, the Taiwan Stock Exchange Index peaked at 8,188.11 on December 31, 2009, and reached a low of 4,242.61 on January 20, 2009. On April 16, 2010, the Taiwan Stock Exchange Index closed at 8,111.57. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the

National Communications Commission on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the Organization Law. The National Communications Commission and the Ministry of Transportation and Communications reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the Ministry of Transportation and Communications on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 16, 2010, foreign direct holdings of our outstanding share capital is at 26.57%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the National Communications Commission will exercise its authority over us, and the National Communications Commission could decline to raise, or determine to reduce, this foreign ownership limitation.

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

Before 2009, we voluntarily published operating results guidance for the current fiscal year prepared in accordance with R.O.C. GAAP. Starting in the second quarter of 2009, we publish operating results guidance on a quarterly basis. These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described in this annual report. In particular, projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time.

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

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. As an integrated telecommunications service provider, our principal services include:

•

domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, multimedia on demand, or MOD, services, domestic data services and domestic other services;

•	mobile communications services, including mobile and paging services, sales of mobile handsets and data cards and mobile other services;

•	internet services, including HiNet, our internet service provider, internet value-added services, data communication services, internet data center services, and internet other services; and

•

international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and international other services.

As our traditional fixed communications business has matured and new technologies have become available, we have pursued new growth opportunities in the mobile communications and internet services markets. We are focusing on enhancing our leading position in each of our principal lines of business, and expanding into new lines of business such as 3G mobile services. We enjoy leading positions across a number of areas:

•	we are Taiwan’s largest provider of domestic fixed communications services in terms of both revenues and customers;

•	we are Taiwan’s largest mobile communications service provider in terms of both revenues and customers;

•	we are Taiwan’s largest broadband internet access provider as well as Taiwan’s largest internet service provider in terms of both revenues and customers; and

•	we are also a leading player in the data communications market in Taiwan.

In 2009, our revenues under R.O.C. GAAP were NT$198.4 billion (US$6.2 billion), our net consolidated income was NT$44.5 billion (US$1.4 billion) and our basic earnings per share was NT$4.51 (US$0.14).

In 2009, we made capital expenditures totaling NT$25.5 billion (US$0.8 billion), of which 62% was related to our domestic fixed communications business, 20% was related to our mobile communications business, 8% was related to our internet business, 5% was related to our international fixed communications business and 5% was related to our other businesses. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Competitive Strengths

We believe that we are well positioned to take advantage of growth opportunities in the telecommunications market in Taiwan as new technologies evolve. In particular, we have maintained our leading market share in mobile communications and internet services since the opening of the Taiwan telecommunications market to competition in June 2001. Furthermore, we have enjoyed greater flexibility in making purchasing and other business decisions after we were privatized in August 2005.

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

•

our capital resources and technology, which we believe we can build on to expand our leading position in the mobile communications and internet services markets, including through our continued construction of a 3G mobile network, FTTx broadband access services, our IP-based MOD services and our rollout of VoIP services.

We have a broad customer base in Taiwan.

We are the largest telecommunications service provider in Taiwan with a broad customer base across all of our service offerings. Despite deregulation and an increase in competition in the Taiwanese telecommunications industry, we have maintained a market leading position in our primary service offerings of fixed communications, mobile communications and internet services. We believe our broad customer base in each of our service offerings grants us a distinct competitive advantage to maintain our existing customers and attract new customers and increases the chance of success for the launch and popularization of new products. As the telecommunications industry continues its trend of converging fixed communications, mobile communications and internet services, we believe that our comprehensive service offerings places us in a strong position to offer converged products and services to our customers.

We are an integrated full-service telecommunications provider in Taiwan.

We are the largest telecommunications service provider in Taiwan with a leading position in fixed communications services, mobile communications services and internet services.

Broad range of communications products and services. We believe that our ability to provide an attractive and comprehensive range of telecommunications services positions us to provide bundled and value-added services to our business and residential customers. In addition, we are able to offer innovative integrated services and tariff packages to meet the specific needs of our customers.

Broad network coverage. The breadth of our network and our ownership of the so called “last mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provide us with access to existing and potential customers and creates a platform for expanding our services. As of December 31, 2009, substantially all of our installed telephone lines were capable of delivering ADSL services and network coverage of ADSL was approximately 97.0%. In order to provide higher bandwidth services for our customers, we are constructing our FTTx network. As of December 31, 2009, network coverage of FTTx was approximately 73.1%. In addition, our mobile communications network provides nationwide coverage. Our large cellular spectrum allocation together with our network of 15,627 base stations position us well for the continued expansion of our mobile services in Taiwan.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom” and “HiNet” have a reputation for quality, reliability and sophisticated technology. In particular, we are the leading internet service provider in Taiwan through HiNet. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 23 operations offices, 317 service centers, 218 exclusive services stores and six customer service centers. We also offer comprehensive and high-quality point of sale and after sale services, and we provide web-based customer services. Moreover, our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In the Reader’s Digest Trusted Brands Award, we have stood out and won the Platinum Award of Telecom Company in Taiwan for four consecutive years since 2004. We were also awarded “Best Managed Company” and “Best Commitment to Strong Dividends” in Taiwan by FinanceAsia in 2006. In January 2007, the Standard & Poor’s Ratings Services raised our long-term foreign currency credit rating to AA from AA- with positive implications and removed us from CreditWatch in 2008 and maintained our AA long-term foreign currency corporate rating in 2009. In 2009, we were also awarded the Excellence in Corporate Social Responsibility Award by the Common Wealth Magazine, the certification award by the Corporate Governance Association in Taiwan, the Taiwan Sustainable Development Award by the National Council and named one of Asia’s Best Companies by FinanceAsia.

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

We have the capital resources and technology to enhance our leading position in the growing mobile communications and internet services markets.

Established position in growing markets. Revenues from our mobile communications and internet services have increased from 54.1% of revenues in 2007 to 55.5% in 2009. We expect our mobile communications, internet, broadband value-added and information and communication technologies services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement as well as the marketing of our products and services.

Strong capital structure. We believe we have greater financial resources than other telecommunications operators in Taiwan. In particular, our relatively low debt-to-equity capital structure, together with our high levels of cash and operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in broadband internet protocol networks, fiber-optic networks, and 3G mobile communications networks and services. We also have begun making investments in or acquiring other companies which provide complementary telecommunications and internet-related services to further expand our business and offer new products and services.

Advanced network technology. Since 2003, we have developed and upgraded our existing infrastructure for both mobile and fixed line networks. We developed a high-speed internet protocol backbone network, expanded the coverage of our ADSL network and deployed a 3G network. In 2008, we launched a long-term next generation network construction project that will upgrade our local fixed line networks to high-speed packet-based digital networks with FTTx technologies, including FTTC/N, FTTB and FTTH, in order to provide high speed internet, VoIP, MOD and high definition television, or HDTV, services. We have also upgraded our 3G network to 3.5G HSPA. In 2010, we will launch HSPA+ service to provide mobile internet services with speeds of up to 21 Mbps. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. As of March 31, 2010, we employ over 1,282 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2009, our research and development expenses accounted for 1.6% of our revenues under R.O.C. GAAP. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

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

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our leadership position in growing markets, such as the mobile services and internet services markets, including broadband access services and value-added services.

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

Domestic fixed communications: Our strategy is to maintain our position as the market leader in domestic fixed communications. In addition to our Public Switched Telephone Network, or PSTN, customer retention program, we are working on NGN projects to facilitate network migration into IP Multimedia Subsystem, or IMS. The first stage of our IMS network was completed in March 2009. This is the largest ever NGN deployment that has been constructed in Taiwan, with more than 500,000 subscriber facilities. Multimedia value-added services are scheduled to launch in the third quarter 2010. To enhance business efficiency and reduce operational expenditures, we constructed a new Multi-Protocol Label Switching-, or MPLS-, based IP backbone to consolidate existing IP networks in September 2008. Based on these facilities, we will collaborate with the third parties to develop new integrated services to retain our customers and generate new revenue streams.

We also plan to continue to build on the success of our broadband access services.

•

We provided ADSL and FTTx services to 4.3 million customers, which represented more than 83% of Taiwan’s fixed line broadband customers by the end of 2009. We are the leading provider of broadband internet access in Taiwan, with a significant market share as of December 31, 2009. We have successfully migrated many of our customers from low-speed to higher-speed internet access services. Approximately 76.3% of our broadband customers subscribe for downlink speeds of over 2 Mbps, and the average downlink speed of our internet customers, defined as the total downlink speed subscribed divided by the total number of customers, increased from 0.6 Mbps as of December 31, 2002 to 5.1 Mbps for ADSL and FTTx and 2.3 Mbps for ADSL only as of December 31, 2009.

•

FTTx offers a faster access medium for our internet customers compared to ADSL by using fiber optic technology. We are continuing the build-out of our FTTx infrastructure. Because we typically realize higher average revenue per user for our FTTx internet services, we plan to continue offering various incentives for our ADSL and other internet customers to switch to our FTTx services.

Mobile Communications: Our strategy for our existing 2G mobile services, which uses the GSM standard, is to continue to expand service offerings that take advantage of our strong customer base and extensive network coverage. In particular, we will focus on increasing our average revenue per user by expanding our post-paid customer base and promoting increased use of wireless value-added services, such as our “emome” mobile internet service, Hami services, Java games, ring-back tone services, video streaming, e-books, and online shopping. Furthermore, we upgraded our 3G mobile service, which was based on a wideband code division multiple access, or WCDMA, technology launched on July 26, 2005, to 3.5G services on September 12, 2006. Our strategy with respect to our 3G mobile service includes the following initiatives:

•

Taking advantage of our ability to provide services using either the GSM or WCDMA standards and offering seamless service to customers with dual-mode mobile handsets, which enable our customers to enjoy the benefits of network coverage while retaining their GSM mobile handset number. In order to meet the demand from our customers for high-speed wireless data access, we adopted High-Speed Downlink Packet Access, or HSDPA, technology and are continuing to develop next generation mobile technologies;

•

Encouraging our high-end customers, who are more likely to demand wireless internet services with higher data speed access capabilities, to use our 3G and 3.5G services by offering customized mobile handsets combined with attractive value-added services and product packages;

•	Converging fixed communications and mobile communications services to provide customers with access to personalized information through personal computers or mobile handsets;

•	Taking advantage of our superior brand and network quality to attract our competitors’ customers; and

•	Expanding our HSDPA coverage and enhancing the data rate to 7.2 Mbps and 21 Mbps to attract more 3.5G mobile internet customers.

Internet: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet value-added services.

•

We are developing new media to provide both higher-speed access as well as attractive content to our customers. We are also continually enhancing our internet value-added services, such as online games, internet music, internet banking and internet protocol video services, including hiChannel, an internet platform where customers can view videos and multimedia content.

•	We have installed hiCloud CaaS servers and are planning to construct a cloud computing center for the provision of internet data center and cloud computing services.

Integrated services: We believe integrated services are effective in encouraging usage and enhancing customer loyalty. We intend to increase our offerings for integrated services. In particular, we believe we are positioned to provide our customers with fully integrated solutions across fixed communications, mobile communications and internet platforms. Our “Friends and Family” service, which offers customers preferential rates, has attracted over 1.62 million mobile customers. In addition, we provide a wide range of integrated services customized to meet the needs of our corporate customers, such as integrated network management services, integrated information and communication services, secure internet services, enterprise push mail services, 3G mobile office and mPro business service, which is designed for business professionals who need to access information, such as their email, calendar, contacts and news, wirelessly.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium-sized enterprises and in January 2007 established our Enterprise Business Group. As of December 31, 2009, our Enterprise Business Group is staffed by approximately 271 professionals and offers packaged and customized services, customer-oriented solutions and integrated information and communications services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123.” We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an Interactive Voice Response, or IVR, system. We also offer consolidated billing for our customers who use multiple services. We began to provide an e-bill service option to our customers in August 2005. Moreover, we have put in place processes to enhance bill collection and improve the quality of our billing services. To improve the quality of our customer services, we implemented a customer relationship management system, which encompass, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

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

Capital expenditures. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We have commenced a project for gradually upgrading our entire public switched telephone network to a next-generation network. Next-generation internet protocol switches will have substantially more capacity and greater upgrade flexibility and should result in savings from a reduced number of switching centers and a reduction in related property, materials and personnel costs. We have also devoted resources toward the expansion of our 3G mobile network and the continuing build-out of our FTTx infrastructure.

Personnel costs. We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered voluntary retirement programs once each year between 2005 and 2009, which resulted in reductions of 4,902 employees. We also hired more than 2,582 new employees after our privatization in August 2005. Since then, we continued to align our organizational structure by integrating various operating units and departments. We will also continue to reallocate our personnel from traditional fixed line services to our growing businesses and to our marketing and customer services departments, as well as exploring outsourcing opportunities where we deem appropriate.

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

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, information and communication technology solutions partners to diversify our business operations and enhance our service offerings. As of the date of this annual report, we have collaborated with more than 440 information content providers, more than 205 customer premises equipment providers, more than seven internet service providers, more than one internet portal operator and more than 30 information and communication technology solution partners.

Acquisitions and Investments. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. In January 2007, we became a 31.3% stockholder of a mobile handset distributor, SENAO International Co., Ltd., or Senao, by way of a public tender offer and obtained majority board representation in April 2007, upon which it became a consolidated subsidiary of ours. Senao is one of the largest mobile handset distributors in Taiwan with a significant market share in Taiwan. Our acquisition of Senao has increased our competitiveness in the mobile services business, strengthened our sales of mobile handsets and logistics management and benefited our financial condition. In January 2008, we acquired a 16.67% share of Industrial Bank of Taiwan II Venture Capital Co., Ltd. in order to expand our overseas network of investment companies and increase investment opportunities in emerging markets. Also in January 2008, we became a 33.4% stockholder of Kingwaytek Technology Co., Ltd., whose core businesses are the production and sales of electronic maps, technical assistance with computer peripherals and creation and development of specialized system applications. By combining our resources, we seek to build a high-quality geographic information system, or GIS, database and to develop applications related to GIS, location-based services, telematics and intelligent transportation systems to further revenue growth from our GIS-related services. In April 2008, we acquired a 33.33% equity interest in Viettel-CHT IDC, or Viettel, an internet database center provider in Vietnam. In acquiring and developing a working relationship with Viettel, we seek to strengthen our overseas network, further our global expansion strategy and capture the growth opportunities in the Vietnamese economy and telecommunications industry. In January 2009, we became a 49% stockholder in InfoExplorer Co., Ltd., a company whose core businesses include IT solution provision, IT application consultation, system integration and package solution. The combination of InfoExplorer’s IT expertise with our communication technology capabilities will boost our information and communication technology profile.

In order to reinforce our satellite capabilities by replacing the ST-1 telecommunications satellite, in September 2008 we established ST-2 Satellite Ventures Pte., Ltd. in Singapore with our partner SingTelSat Pte., Ltd. Our ownership in ST-2 Satellite Ventures Pte., Ltd. is 38% and we have invested NT$409.1 million in this entity through to the end of 2009.

In April 2009, we acquired a 30% equity interest in So-net Entertainment Taiwan Limited, or So-net, the fourth largest ISP in Taiwan. Our purpose for acquiring the equity interest in So-net is so we can transform So-net into one of our sub-brands in order to compete against other cable internet service providers.

In September 2009, we increased our stake in Chunghwa Investment from 49% to 89% by purchasing outstanding shares in order to fully control the company.

Our equity stake in Viettel was reduced slightly from 33.33% to 30% in September 2009 because of our relatively lower capital injection in Viettel’s second round of capital increase compared with the first round.

After our privatization, we have focused our investment strategy on the development of new businesses and the enhancement of our operation efficiency. In January 2008, we established a wholly owned subsidiary named Light Era Development Co., Ltd., a company that engages in the real estate development business. The management team of Light Era Development Co., Ltd. has extensive experience in real estate development. Their experience will provide support for our strategy of redeveloping our real estate holdings. However, due to the general weakness in the economy and property market in Taiwan, we plan to focus on managing rental revenues from our existing properties and several new properties that will begin leasing in the near future. To further our expansion into the international telecommunications market overseas, we established two wholly owned subsidiaries, Chunghwa Telecom Singapore Pte., Ltd. and Chunghwa Telecom Japan Co., Ltd., in July and September 2008, respectively. The core businesses of these subsidiaries include data wholesale, IP transiting services, international private leased circuit, or IPLC, IP VPN and voice wholesale. Both companies have successfully obtained all the necessary and relevant local telecommunication licenses and permits to operate. Through these subsidiaries, we hope to strengthen our overseas sales channels, generate sales from Taiwanese and other multinational corporations, increase international incoming voice traffic and IP transiting services and increase our overseas revenues.

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

At the annual general stockholders’ meeting held on June 19, 2009, it was resolved to reduce the amount of capital by a cash distribution to our stockholders in order to increase our return on equity and return excess funds to our shareholders. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9.7 billion to capital stock and the same amount was later reduced from capital stock. The cash payment of NT$9.7 billion was made on February 8, 2010 to our stockholders.

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, multimedia on demand services, domestic data services and domestic other services. We are the largest provider of local and domestic long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other mobile and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from domestic fixed communications services were NT$74.3 billion, or 37.6% of our revenues, in 2007, NT$73.1 billion, or 36.2% of our revenues, in 2008 and NT$71.5 billion (US$2.2 billion), or 36.0% of our revenues in 2009. Owing primarily to the expansion of our broadband and mobile communications services, we expect that revenues from our domestic fixed communications business as a percentage of our total revenues will continue to decline.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Local telephone revenues:
Usage	12.4	11.5	10.6	331.2
Subscription	18.0	17.7	17.2	538.9
Interconnection	2.6	2.5	2.5	78.0
Pay telephone	0.3	0.7	0.6	19.5
Other	2.4	2.2	2.3	72.1

Total	35.7	34.6	33.2	1,039.7

We provide local telephone services to approximately 12.45 million customers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 18.1%, 17.1% and 16.7% of our total revenues in 2007, 2008 and 2009, respectively. Approximately 74.9% of our local telephone customers as of December 31, 2009 were residential customers, accounting for 60.0% of our local telephone revenues in 2009. We are currently the leader of the local telephone service market, with an average market share of approximately 97.4%, 97.3% and 97.1% in 2007, 2008 and 2009, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31,
	2007	2008	2009
	(in thousands, except percentages and per household data)
Taiwan population(1)	22,958	23,037	23,120
Fixed line customers:
Residential	9,691	9,530	9,328
Business	3,261	3,203	3,120
Total	12,952	12,733	12,448
Growth rate (compared to the same period in the prior year)	(1.3)%	(1.7)%	(2.2)%
Penetration rate (as a percentage of the population)	56.4%	55.3%	53.8%
Lines in service per household	1.29	1.24	1.19

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local customer lines has historically been driven by population growth. However, with the development of mobile technologies, this trend has been declining. The number of fixed line customers decreased by 1.7% in 2008 compared to 2007 due to customers replacing fixed lines with mobile services. The number of fixed line customers decreased by 2.2% in 2009 compared to 2008 due to customers replacing fixed lines with mobile services and also as a result of the adverse economic conditions.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,
	2007	2008	2009
	(in millions, except percentages)
Minutes from local calls(1)(2)	17,268	15,877	14,602
Growth rate (compared to the same period in the prior year)	(7.0)%	(8.1)%	(8.0)%

(1)	Includes minutes from local calls made on pay telephones.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls declined due to adverse economic conditions and traffic migration to mobile services as well as VoIP services. However, we believe the rate of migration of traffic from fixed communication services to VoIP and mobile communications services is slowing.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year ended December 31,
	2007		2008		2009
Average local telephone usage fee (per minute)	NT$	0.73	NT$	0.74	NT$	0.74
Growth rate (compared to the same period in the prior year)		1.4%		1.4%		0.4%

Average per minute usage charges increased from NT$0.73 per minute in 2007 to NT$0.74 per minute in 2008 and NT$0.74 per minute in 2009. The increases were primarily due to a decline in demand for our discounted internet tariff packages as a result of a migration of non-HiNet dial-up customers to our ADSL services.

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

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services comprised 4.6%, 4.2% and 3.7% of our revenues in 2007, 2008 and 2009, respectively. Our average market share in the domestic long distance market was approximately 86.5%, 85.2% and 82.9% in 2007, 2008 and 2009, respectively. Residential customers accounted for 59.8% of our domestic long distance revenues in 2009.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,
	2007	2008	2009
	(in millions, except percentages)
Domestic long distance telephone service usage (minutes)	4,325	4,000	3,649
Growth rate (compared to the same period in the prior year)	(6.8)%	(7.5)%	(8.8)%

Minutes of use for domestic long distance calls have been declining as a result of adverse economic conditions and traffic migration to mobile services, competition from other fixed line operators and increased use of VoIP. We expect declines in minutes of use for fixed line services to continue in the future for the same reasons.

The following table sets forth information with respect to the average domestic long distance telephone usage charge per minute for the periods indicated.

	Year ended December 31,
	2007		2008		2009
Average domestic long distance telephone usage fee (per minute)	NT$	1.66	NT$	1.68	NT$	1.68
Growth rate (compared to the same period in the prior year)		0.6%		1.2%		0.3%

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.035 per second. Our current domestic long distance rate for off-peak hours is NT$0.025 per second. The rates for both peak hours and off-peak hours are the same for residential and business customers. Our average domestic long distance usage charge per minute increased 1.2% in 2008 due to a 22.59% increase in the unit price for domestic long distance calls from public phones over 2007 and increased 0.3% in 2009 due to a 0.15% increase in the unit price of long distance direct dial services and a 11.7% increase in the unit price of domestic long distance calls from public phones over 2008.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling, universal number, televoting, premium rate service and VPNs. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

Broadband (ADSL+ and FTTx) Access

We provide broadband internet access through connections based on ADSL and our FTTx technology. FTTx generally offers a faster access medium for our internet customers compared to ADSL by using fiber optic technology. We are continuing the build-out of our FTTx infrastructure. The majority of our FTTx deployments consist of fiber-to-the-node with some fiber-to-the-building deployments. The majority of the local loops still use copper wires, and we do not have any present plans to upgrade the local loops to fiber optic lines. Because we typically realize higher average revenue per user for our FTTx internet services, we are offering various incentives for our ADSL and other internet customers to switch to our FTTx services.

We provide ADSL access services to other internet service providers that do not have their own network infrastructure, and as a result, our ADSL customers also include some customers that use us only for the ADSL data access line and choose another provider for ISP services. We began providing our ADSL service in August 1999 and had approximately 2.7 million customers as of December 31, 2009. Our ADSL service allows for transmission of data at high access rates and offers high-speed broadband internet access services. As of December 31, 2009, approximately 76.6%, or 2.0 million, of our ADSL customers were also our HiNet subscribers. As a result of increased migration to our higher-bandwidth FTTx services, the number of our ADSL customers declined in 2009.

The following table sets forth our revenues from our broadband access services for the periods indicated.

	Year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
	(in billions)
Broadband access revenues:
Broadband access (ADSL and FTTx)	20.0	20.0	19.9

We provide FTTx internet services, with downlink speeds of 10, 20, 50 and 100 Mbps, in 2009. The number of our FTTx customers increased significantly in 2008 and 2009 as prices became more affordable, coverage areas expanded and customer demand for higher bandwidth heightened. Many of new FTTx customers have migrated from using our HiNet dial-up and ADSL internet services. Of the approximately 1.6 million FTTx customers as of December 31, 2009, approximately 84.0% were those that migrated from our ADSL services. We also provide FTTx access services to other internet service providers that do not have their own network infrastructure, and as a result, our FTTx customers also include some customers that only use us for the FTTx data access line and choose another ISP to provide internet services. Of the approximately 1.6 million FTTx customers as of December 31, 2009, approximately 1.5 million were also our HiNet subscribers. We currently offer various promotional packages to encourage more migration of our HiNet dial-up and ADSL subscribers to our FTTx service. As of December 31, 2009, 36.5% of HiNet subscribers accessed the internet through our FTTx service, and we expect this ratio to increase in the future as a result of these promotional measures.

Our market share of Taiwan’s broadband market was approximately 87.0%, 83.8% and 83.0% in 2007, 2008 and 2009, respectively.

The following table sets forth our ADSL service customers as of each of the dates indicated.

	As of December 31,
	2007	2008	2009
Our ADSL service customers (in thousands)	3,715	3,241	2,666
Average downlink speed (Mbps)(1)	2.66	4.33	5.1

(1)	Average downlink speed is calculated by dividing the total subscribed downlink speed by the total number of customers as of the relevant date. Starting from 2008, FTTx customers are included in the calculation of the average downlink speed.

Our ADSL service offers downlink speeds that range from 256 kilobits per second to 8 Mbps and uplink speeds that range from 64 kilobits per second to 640 Kbps. In December 2001, we began providing symmetrical digital service with uplink and downlink speeds of 512 kilobits per second. After our promotions in 2004 to increase customer access speeds, including our promotions for customers to upgrade to higher-speed access, the average uplink and downlink speeds of our customers have increased substantially. As of December 31, 2007, more than 69.1% our customers have subscribed to downlink speeds of over 2 Mbps, and our average downlink speed was 3.56 Mbps for all of our ADSL and FTTx customers. As of December 31, 2008, approximately 72.5% of our customers had subscribed for downlink speeds of over 2 Mbps, and our average downlink speed was 4.33 Mbps for all of our ADSL and FTTx customers. As of December 31, 2009, over 76.3% of our customers had subscribed for downlink speeds of over 2 Mbps, and our average downlink speed was 5.1 Mbps. Our FTTx service offers downlink speeds of 10, 20, 50 and 100 Mbps matched with uplink speeds of 2, 3 and 5 Mbps, respectively.

We have experienced limited competition in the ADSL and FTTx service market because other fixed line operators and cable operators have not established a nationwide network infrastructure to provide this service.

Our revenues from providing internet access are generated from installation fees, monthly subscription fees and usage fees from fixed line telephone calls made by dial-up customers to access HiNet, which are recorded as domestic data services revenues rather than as local revenues. Usage fees from fixed line telephone calls made to access internet service providers other than HiNet are recorded as local revenues.

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

The following table sets forth our average revenue per user for each of the periods indicated.

	Year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$
Average revenue per user for HiNet dial-up services per month(1)	31	33	24
Average revenue per user for ADSL services per month(2)	749	701	638
Average revenue per user for FTTx services per month(3)	1,028	1,085	1,022

(1)	Average revenue per user for HiNet dial-up services per month is calculated by dividing the sum of local telephone usage revenues generated by HiNet dial-up subscribers and internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per user for ADSL service services per month is calculated as the sum of (a) ADSL access revenues for the relevant period divided by the average of the number of our ADSL customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ADSL service revenues divided by the average of the number of HiNet ADSL subscribers on the first and last days of the period divided by the number of months in the relevant period.
(3)	Average revenue per user for FTTx service services per month is calculated as the sum of (a) FTTx access revenues for the relevant period divided by the average of the number of our FTTx service customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTx internet service provider revenues divided by the average of the number of HiNet FTTx subscribers on the first and last days of the period divided by the number of months in the relevant period.

Our average revenue per user has declined over the last three years due to increasing competition. In addition, we were requested by the National Communications Commission to reduce our ADSL tariffs in April 2007, resulting in our ADSL tariffs decreasing by 5.4% on average, and to further reduce our tariffs in April 2010, resulting in our ADSL tariffs decreasing by a percentage calculated by subtracting 4.816% from the previous year’s consumer price index, released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan. However, we expect our average revenue per user for broadband services to decline more gradually going forward, as customers migrate towards more expensive, higher bandwidth internet services.

Leased Line Services—Local and Domestic Long Distance

We are the leading provider of domestic leased line services in Taiwan. Leased line services involve offering exclusive lines that allow point-to-point connection for voice and data traffic. Leased lines are used by business customers to assemble their own private networks and by telecommunications service providers to establish networks to offer telecommunications services.

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other mobile and fixed line service operators for interconnection with our fixed line network and for connection within their networks.

The following table shows the bandwidth of local and domestic long distance lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2007	2008	2009
	(in gigabits per second, or Gbps)
Total bandwidth	563.0	790.0	1,069.4

Rental fees for local leased lines are generally based on transmission speed while domestic long distance leased line rental fees are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial partly as a result of broadband services substitution and other service providers constructing their own lines. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers.

We launched our wireless local area network service in May 2002. As of December 31, 2009, we had a total of approximately 61,205 residential and business customers that lease our access points. In addition, we have established 1,152 hot spots in public areas, such as airports and international convention centers, where individuals can access our wireless local area network.

Multimedia on Demand Services

We launched our multimedia-on-demand, or MOD, service in Taipei County and Keelung City in March 2004. As of December 31, 2009, we have expanded this service to all 22 counties and cities of Taiwan. Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our customers can access TV programs and other services. We had over 88 broadcasting channels and over 8,000 hours worth of on-demand programs and served approximately 0.7 million customers as of December 31, 2009. In addition, our video-on-demand service provides movies, dramas, animations, documentaries, e-learning and music programs for home entertainment. Also, we currently offer three high definition, or HD, channels and other HD video-on-demand programming, such as sports, movies and knowledge materials. We are planning to offer more HD programming in the future in order to enhance our service content and satisfy our customers’ needs. MOD revenues accounted for NT$0.4 billion, NT$0.6 billion and NT$0.9 billion (US$28.2 million) in 2007, 2008 and 2009, respectively.

Domestic Other Services

Our domestic other services include information and communication technology services, corporate solution and bill handling services and the leasing of real estate.

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile and paging services, sales of mobile handsets and data cards and mobile other services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2007, we generated revenues of NT$73.6 billion, or 37.3% of our total revenues, from mobile services. In 2008, we generated revenues of NT$72.4 billion (US$2.2 billion), or 35.9% of our total revenues, from mobile services. In 2009, we generated revenues of NT$71.4 billion (US$2.2 billion), or 35.9% of our total revenues, from mobile services.

Since 2008, we account for revenues from short messaging service air time charges under mobile data instead of interconnection. The following table sets forth our revenues from mobile services for the periods indicated.

	Year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Mobile services revenues:
Usage(1)	59.2	56.4	54.4	1,702.0
Interconnection(2)	7.2	7.2	7.0	217.9
Mobile data(2)	5.6	7.0	8.4	264.4
Other	1.6	1.8	1.6	49.8

Total mobile services	73.6	72.4	71.4	2,234.1

(1)	Includes monthly fees.
(2)	Due to reclassification of our business segments in 2009, non-core value-added service revenues are now included under mobile data. Revenues for 2007 and 2008 have been recalculated to reflect the new classifications. Prior to the reclassification, non-core value-added service revenues were included under our former all others business segment.

As the market for mobile services has continued to expand, we have experienced substantial growth in our mobile customer base. We are the largest mobile operator in Taiwan in terms of revenues and number of customers. We had 9.27 million mobile customers, for a market share of approximately 34.4% of total mobile customers and approximately 33.1% of total mobile services revenues in Taiwan, as of December 31, 2009.

We offer digital mobile service through our dual band GSM network. We are one of the three national licensed providers of GSM services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for GSM services and general packet-switched radio services, or GPRS, and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for 3G mobile services. This is the largest frequency spectrum allocation to any mobile operator in Taiwan. In February 2002, the Ministry of Transportation and Communications granted 3G mobile services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G mobile services license is valid until December 31, 2018. In July 2005, we launched our 3G mobile services using WCDMA technology. We also offer the largest international roaming network among Taiwan mobile service providers. In particular, our 2G customers have access to 338 networks in 179 countries through our GSM service roaming network and 227 networks in 113 countries through our GPRS roaming network. In addition, our 3G service system includes 101 networks in 52 counties.

As of December 31, 2009, we had approximately 15,627 cellular base stations (including both GSM base stations and 3G cellular base stations) covering substantially all of Taiwan’s population. We use these base stations to support both our GSM network and 3G networks. In 2009, we upgraded more than 2,259 3G cellular base stations with HSDPA capacity and 1,000 GSM base stations with EDGE capacity in the larger metropolises of Taiwan. We will continue this process of implementing HSDPA and EDGE upgrades in the major areas of Taiwan.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the year ended December 31,
	2007		2008		2009
Taiwan population (in thousands)(1)		22,958		23,037		23,120
Total mobile customers in Taiwan (in thousands)(2)		24,302		25,413		26,959
Penetration (as a percentage of the population)(2)		105.9%		110.3%		116.6%
Total mobile revenues in Taiwan (in billions)(3)	NT$	218.5	NT$	215.9	NT$	198.5
Number of our mobile customers (in thousands)(2)(4)		8,699		8,947		9,269
Our market share by customers(2)		35.8%		35.2%		34.4%
Our market share by revenues		33.7%		33.5%		33.1%
Number of our prepaid customers (in thousands)(4)		632		728		839
Our prepaid customers as a percentage of our total customers		7.3%		8.1%		9.0%
Annualized churn rate(5)		12.24%		11.81%		11.21%
Minutes of usage (in millions of minutes)
Incoming		10,636		10,442		10,500
Outgoing		9,586		9,595		9,702
Average minutes of usage per user per month(2)(6)		196		189		185
Average revenue per user per month(2)(7)(8)	NT$	714	NT$	684	NT$	653

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China
(2)	The number of mobile customers is based on the number of subscriber identification module, or SIM, cards. Since 2006, the total number of mobile customers in Taiwan included personal handy-phone system, PHS and 3G customers.
(3)	Data from the statistical monthly release by the National Communications Commission in the Republic of China, which include mobile revenues 2G, 3G and PHS.
(4)	Includes GSM, GPRS and 3G services.
(5)	Measures the rate of customer disconnections from mobile service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to customers switching from one of our mobile services to another) during the relevant period by (b) the average number of customers during the period (calculated by averaging the number of customers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(6)	Average minutes of usage per user per month is calculated by dividing the total minutes of usage during the period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(7)	Average revenue per user per month is calculated by dividing our aggregate mobile services revenues during the relevant period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(8)	Due to reclassification of our business segments in 2009, non-core value-added service revenues are now included under mobile services. Revenues for 2007 and 2008 have been recalculated to reflect the new classifications.

The mobile services market in Taiwan has grown rapidly since the liberalization of the market in 1997. Total mobile customers in Taiwan have reached approximately 27 million as of December 31, 2009. Mobile penetration was approximately 116.6% on the same date. The number of mobile customers in Taiwan continue to grow, However, the overall mobile services market experienced a slight decrease of 0.8% in revenues in 2009. We believe that any future growth in the number of mobile customers will depend largely upon continuing improvements in wireless technologies and wireless data applications and the availability of advanced mobile handsets.

We began offering prepaid card services in October 2000 and prepaid 3G card services in February 2008. As of December 31, 2009, we had approximately 0.8 million prepaid customers representing approximately 9.0% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer incentives, such as mobile handset subsidies, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us ranging from 18 months to 30 months. We generally offer subsidies on mobile handsets equipped with more advanced data functions to promote the expansion of our GPRS and 3G mobile services. In 2009, the average amount of subsidies we offered was NT$3,736 per customer, up from NT$3,488 per customer in 2008 primarily due to an increase in the proportion of subsidies offered for 3G mobile handsets, which are more costly than subsidies for 2G mobile handsets. We expect the average amount of our subsidies to slightly decline in the foreseeable future, with a decrease in subsidies for 2G mobile handsets generally offset by higher subsidies for 3G mobile handsets.

Traffic growth has been stable, and while pricing has declined, the number of post-paid customers has increased. We have also experienced a significant increase in the number of short messaging service, or SMS, messages sent by our customers, which continued to have a positive impact on traffic volume. The average minutes of usage per customer declined in 2007 because the 2.2% growth in incoming calls was lower than the 2.5% growth in the number of customers. The average minutes of usage per customer slightly declined in both 2008 and 2009 due to the deteriorating macroeconomic conditions in Taiwan.

Our tariffs for post-paid mobile customers primarily consist of usage fees and monthly fees. When our customers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We negotiated with Vodafone, the largest telecommunications service provider in Europe, in November 2009 to join their global telecommunications alliance. As a result, we began offering our customers discounts on their roaming charges starting December 1, 2009. We charge a flat fee per transaction for our short messaging service and a fee per packet for our GPRS based on the volume of data transmitted. We also offer discounts on usage fees for calls made between our mobile customers to encourage subscription to our mobile service. Our 3G service also provides a monthly flat rate service to our customers using our 3G service for internet purposes.

Our average revenue per user per month decreased from NT$714 in 2007 to NT$683 in 2008 due to decreased call volume caused by the deteriorating economic conditions Our average revenue per user per month decreased from NT$683 in 2008 to NT$652 in 2009 due to increased price competition with our competitors. In order to continue to reduce the decline in average revenue per user, we intend to continue introducing new value-added services and promote our 3G and 3.5G and wireless internet services.

In addition to our basic mobile services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated mobile value added services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we launched other mobile value-added services, such as JAVA games, unstructured supplementary service data, mobile internet and multimedia messaging services. After the launch of our 3G mobile services, we began providing video phone, video-on-demand and other related 3G mobile value-added services as well. In 2009, we successfully created a business model integrating smart phones with customer-tailored services, promoted our mobile internet service business, created the “Hami” value-added service platform and led the industry in providing e-book service. In addition to creating additional sources of revenues, we believe these services enhance customer loyalty and satisfaction and increase mobile traffic. Revenues from mobile data services represented 7.6%, 9.7% and 11.8% of our total mobile services revenues in 2007, 2008 and 2009, respectively.

Paging Services

Due to substitution by mobile services and a decline in demand for our paging services in recent years, beginning in February 2007, we started downsizing our paging services by limiting access to certain telephone prefixes. We are planning to discontinue our paging services in the near future.

Sales of Mobile Handsets and Data Cards

We engage in the distribution and sales of mobile handsets for use on our mobile network to customers through our directly-owned stores and also through third-party retailers. In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan, and obtained majority board representation in April 2007, upon which it became a consolidated subsidiary of ours. The addition of Senao significantly enhanced our mobile handset distribution and sales capabilities. Beginning in April 2007, we started accounting for the revenues from our subsidiary, Senao, under our mobile handset business segment.

We began sales of HSDPA data cards in 2006 for high-speed mobile internet access service for notebook users. Currently, the maximum internet access speed for our HSDPA data cards is 14.4 Mbps. We are planning to provide higher speed HSPA+ internet access data cards in the future.

Mobile Other Services

Our mobile other services include information and communication technology services, corporate solution and bill handling services and the leasing of real estate.

Internet Business

We have experienced continued growth in our internet services. Our internet business includes HiNet, our internet service provider, internet value-added services, or VAS, data communication services, internet data center services, and internet other services. Our internet revenues represented 10.6%, 11.4% and 11.9% of our revenues in 2007, 2008 and 2009, respectively.

HiNet Internet Service

We are the largest internet service provider, or ISP, in Taiwan, with a market share of 71.8% as of December 31, 2009. As of December 31, 2009, HiNet had approximately 4.1 million subscribers, and our number of subscribers decreased by a 0.2% compound annual growth rate over the two years ended December 31, 2009. Our HiNet internet service generated revenues of NT$16.7 billion, NT$17.7 billion and NT$17.3 billion (US$0.5 billion) in 2007, 2008 and 2009, respectively.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,
	2007	2008	2009
	(in thousands, except percentages)
Total internet subscribers in Taiwan	5,974	6,027	5,668
HiNet subscribers:
HiNet dial-up subscribers	626	580	534
HiNet ADSL subscribers	2,919	2,498	2,043
HiNet FTTx subscribers	528	1,016	1,486
Other access technology subscribers	10	9	4

Total HiNet subscribers	4,083	4,103	4,067

Market share(1)	68.3%	68.1%	71.8%

(1)	Based on data provided by the National Communications Commission.

We have maintained our leading market position despite a highly competitive market with over 176 internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the internet service provider market to continue to intensify.

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our customers, such as network security, Blog, travel, games, e-learning, financial information, music, video, anti-virus and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our internet video portal at www.hichannel.hinet.net offers online entertainment services through the internet. In particular, our HiNet broadband (ADSL and FTTx) subscribers can access music, television programs, movies and other multi-media content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total internet services revenues. The information contained in our HiNet portal and internet video portal is not a part of this annual report.

Data Communication Services and Internet Data Center Services

We provide a wide range of managed data services, including frame relay services, asynchronous transfer mode services, and VPN services. Frame relay services provide high-speed data communications linking remote sites. Asynchronous transfer mode services are used to handle high-bandwidth, integrated voice, video, data and internet traffic between sites.

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth internet networks. Data centers house, protect and maintain network server computers that store and deliver internet and other network content, such as web pages, applications and data. We currently have the greatest number of internet data centers in Taiwan compared to our competitors in Taiwan. We offer co-location, web hosting and application service provider services. To expand our internet data center services and strengthen our cooperation with international telecommunications operators, we acquired a 70% equity interest of Chief Telecom in September 2006, which increased our internet data center market share to over 50%. We are planning to construct a cloud computing center for the provision of cloud computing services.

Internet Other Services

Our internet other services include government services, corporate solution and information and communications technology, or ICT, services and the leasing of real estate.

International Fixed Communications Business

Our international fixed communications business include international long distance telephone services, international leased line services, international data services, satellite services and international other services.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 7.2%, 7.0% and 6.5% of our revenues in 2007, 2008 and 2009, respectively. Residential customers generated 40.7% of our international long distance revenues during 2009. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure.

Since international fixed communication services have been open for competition since 2001, we expect competition in this line of business will continue to intensify. We believe other fixed communication operators consider the international long distance market to be their primary focus. Our average market share of the international long distance market was approximately 61.6%, 59.5% and 60.3% in 2007, 2008 and 2009, respectively. Our market share increased in 2009 primarily because of increases in our international long distance wholesale and transit businesses. Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use VoIP technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented 8.1% and 4.7% of our total outgoing international traffic in 2008 and 2009, respectively. This decrease in proportion is a result of decreased Super eCall traffic, which resulted from a change in the promotion strategy for Super eCall as discounts are now only applied to the first nine minutes of a call instead of to the entire call, in conjunction with increased overall international long distance traffic.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2007, 2008 and 2009, we sold 1,039.9 million, 1,158.9 million and 1,296.7 million of wholesale outgoing minutes, which represented approximately 43.5%, 48.8% and 51.3% of our total outgoing international long distance minutes, respectively. Revenues from the wholesale of international long distance minutes increased by 11.9% from NT$2,266 million in 2008 to NT$2,536 million in 2009. As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate increases in international minutes without accelerating the decrease in international long distance rates in the more profitable retail segment.

International calls to our top five destinations represented 72.8% of our outgoing international long distance call traffic in 2009. International calls from our top five destinations represented 53.8% of our incoming international long distance call traffic in 2009.

The following table shows the percentage of total outgoing international long distance minutes for our top five outgoing destinations in 2009.

Destination	Percentage of total outgoing minutes
Mainland China	39.5%
Philippines	9.5
Indonesia	8.8
Vietnam	8.6
United States	6.4

Total of top five destinations	72.8%

The following table shows the percentage of total incoming international long distance minutes for our top five incoming destinations in 2009.

Destination	Percentage of total incoming minutes
Mainland China	23.2%
United States	12.1
Japan	8.6
Canada	5.5
Malaysia	4.4

Total of top five destinations	53.8%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	As of December 31,
	2007	2008	2009
	(in thousands, except percentages and incoming/outgoing ratio)
Incoming minutes	1,666	1,948	1,865
Growth rate (compared to the same period in the prior year)	23.0%	16.9%	(4.3)%
Outgoing minutes	2,389	2,375	2,527
Growth rate (compared to the same period in the prior year)	6.7%	(0.6)%	6.4%
Total minutes	4,055	4,323	4,392
Incoming/outgoing ratio	0.70	0.82	0.74

Total outgoing international long distance minutes decreased by 0.6% from 2007 to 2008 primarily due to foreign workers transitioning to using mobile prepaid cards from other service providers instead of our prepaid calling cards and increased 6.4% from 2008 to 2009 primarily due to increases in our international long distance wholesale and transit businesses. Our incoming call volume increased by 16.9% from 2007 to 2008 due to an increase of 16 overseas bilateral arrangement partners and decreased 4.3% from 2008 to 2009 primarily due to decreased traffic as a result of deteriorating economic conditions.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year ended December 31,
	2007		2008		2009
Average international long distance usage charge (per minute)	NT$	4.5	NT$	4.2	NT$	3.6
Growth rate (compared to the same period in the prior year)		(4.3)%		(6.7)%		(15.0)%

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. In anticipation of new competition, we substantially reduced our international tariffs by an average of 37% in April 2001 to defend our business and market share. In addition, we offered our customers significant promotional packages and discounts during off-peak hours in 2007, 2008 and 2009 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years. However, we anticipate that an increase in the international call traffic may partially offset the decline in tariffs.

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

The following table sets forth information with respect to our gross international settlement receipts and payments during the periods indicated.

	Year ended December 31,
	2007	2008	2009	2009
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Gross international settlement receipts	3.2	3.7	3.5	110.8
Gross international settlement payments	4.7	4.1	4.3	134.5

Our payments on an aggregate basis to international carriers have been more than our receipts from these carriers primarily because our customers’ outgoing minutes exceeded incoming minutes.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international VPNs, international toll free calling and calling card services, and our international long distance minutes wholesale business. Our subsidiary, Chief Telecom, launched its 070 phone-to-phone VoIP service in April 2009. When demand for 070 VoIP service grows, we will bundle Chief Telecom’s 070 VoIP service with other services we provide to meet customers’ needs. We currently do not have any plans to launch 070 VoIP number service because the National Communications Commission has not given us the right to set the tariffs for outbound calls from 070 numbers.

Leased Line Services—International

We are a leading provider of international leased line services in Taiwan. Leased line services involve offering exclusive lines that allow point-to-point connection for voice and data traffic. Leased lines are used by business customers to assemble their own private networks and by telecommunications service providers to establish networks to offer telecommunications services.

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 90.8% over the three years ended December 31, 2009.

The following table shows the bandwidth of international lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2007	2008	2009
	(in gigabits per second, or Gbps)
Total bandwidth	33.1	43.3	63.1

Rental fees for international long distance leased line rental fees are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial, particularly for international leased lines, partly as a result of competition from new international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers.

International Data Services

Our international data services include international IP VPN services and Taiwan internet gateway services. Due to growth of the international corporations in Taiwan, we expect demand for IP VPN and Taiwan internet gateway services to increase and our revenues from our international data services to continue to grow.

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

We have entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This contract is valid until December 31, 2026 and the total contract value is approximately NT$6.0 billion (US$187.8 million).

International Other Services

Our international other services include corporate solution service and the leasing of real estate.

Others

Our others business segment include revenues from our non-telecom services, including our educational training programs and technology transfer income.

Interconnection

We provide interconnection of our fixed line network with other mobile operators and, since July 2001, with other fixed line operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in billions)		(in millions)
Interconnection fee revenues:
Local	2.6	2.5	2.5	78.0
Domestic long distance	0.9	0.8	0.4	12.2
Mobile(1)	7.6	7.7	7.5	234.3
Interconnection costs:
Fixed line	0.2	0.2	0.2	5.7
Mobile	6.9	7.1	7.2	224.5

(1)	Includes SMS air time charges.

Currently, tariffs for telephone calls between our fixed line customers and mobile customers of other mobile operators are set by the mobile operators. The mobile operators pay us interconnection fees based on minutes of usage, regardless of who initiated the call. Furthermore, the National Communications Commission issued a notice on January 17, 2008, stipulating the party who initiates the call will decide the fees starting from January 1, 2011.

The National Communications Commission approved new fixed line interconnection rates that became effective January 1, 2009. The interconnection rate for calls initiated by mobile customers to fixed line customers is NT$0.5219 per minute during peak times and NT$0.2718 per minute during off-peak times. The interconnection rate for calls initiated by fixed line customers to mobile customers is NT$0.8729 per minute during peak times and NT$0.6228 per minute during off-peak times. The interconnection rate between fixed line customers and other fixed line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for fixed line customers to domestic or international long distance is NT$0.32 per minute.

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

Cross-segment Businesses

We provide some services that cross our various business segments. These include our ICT services and telephone directory services.

Information and Communications Technology

Our information and communications technology, or ICT, services includes integrated services such as our Intelligent Energy Network, or iEN, and our Intelligent Transportation System, or ITS, services. Our iEN service helps companies and corporations implement energy saving measures through computer analysis of data. Our ITS service provides navigation, real-time traffic information and infotainment through mobile devices for cars and drivers.

Marketing, Sales and Distribution

Marketing Strategy

In order to retain and expand our large customer base and to encourage our customers to increase their use of our services and products, we continue to focus our marketing strategy on the following areas.

•

Services, Products and Bundled Offerings. We continually develop new value-added services and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty. For example, we entered into an agreement with Apple Inc. and are currently a reseller of the iPhone 3G and iPhone 3GS in Taiwan. We anticipate that the iPhone 3G and iPhone 3GS, combined with our mPro service, will attract market attention, spur new customer growth, help retain existing customers and generate revenues through the increased use of our value-added services.

•

Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage. For example, we have provided our “Friends and Family”, “Genki Plan” and “Let’s Talk” promotion package to attract mobile customers.

•

Distribution Channels. We seek to facilitate customer subscription by adding more service points. In addition, we seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, we seek to expand our sales channels by implementation of a sales agent system. In 2009, we began a collaboration with Tsann Kuen Trans-Nation Group, allowing the registration of mobile numbers at electronics stores for the first time, effectively increasing our points of sale. We also developed staff incentive programs to better motivate our sales staff.

•

Business Customers. We expanded our customer focus to include small and medium-sized enterprises in addition to large corporations. We seek to serve the needs of large corporate customers by devoting a project manager or project engineer to service these customers. These account managers are responsible for developing customized solutions and tariff packages to meet the specific needs of our customers. We continually update and expand our service offerings so that we can remain a one-stop telecommunications services provider to our corporate customers and provide for all of their telecommunications needs. Our dedicated local teams serve the needs of small and medium-sized enterprises. These teams also use our data bank to identify and target potential clients for promoting our e-commerce and mobile services. In addition, we help our corporate customers improve their efficiency and competitiveness by creating information systems for them.

•

Advertising. We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as HiNet and emome. We plan to leverage our leading market position and status to strengthen the overall advantage of our product brands.

Sales and Distribution

Our marketing department at our corporate headquarters in Taipei is responsible for central business planning and formulating our marketing strategies and objectives. We have multiple marketing departments for our various businesses which are responsible for business and marketing planning.

We also have 23 operations offices, 317 service centers and 218 exclusive service stores located throughout Taiwan that are responsible for operations, sales and customer service in their respective local areas.

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

•

bill payment services at 24-hour convenience stores, bank service counters, automatic teller machines, and service centers throughout Taiwan, via direct debit, over the phone, online at our website (www.cht.com.tw), on MOD, and on mobile handset emome;

•	online information and bill payment services at our website (www.cht.com.tw) and customer service hotline for telephone payment; and

•	consolidated and automated billing for all services.

Network Infrastructure

Our network infrastructure consists of transmission networks that convey voice and data traffic, switching networks that route traffic between networks, and mobile, paging, internet, leased line and data switching networks.

We purchase most of our network equipment from well-known international suppliers. As part of the purchase contract, these suppliers deliver and install the equipment for us. We also purchase from local suppliers a variety of components such as transmission lines, switches, telephone sets, MOD set-top boxes, and radio transmitters.

Approximately 14,100 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2009.

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

Transmission Networks

As of December 31, 2009, our transmission networks consisted of approximately 1.18 million fiber kilometers of fiber optic cable for trunking and approximately 2.84 million fiber kilometers of fiber optic cable for local loop.

Between 1999 and 2002, we made significant progress in the upgrading of our plesiochronous digital hierarchy network transmission facilities to synchronous digital hierarchy network transmission facilities. Plesiochronous digital hierarchy is the traditional technology for voice network transmission systems.

Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002, we installed synchronous transport module 64 multiplexer and 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabits per second, or Gbps, high-speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexer and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, between 2003 and 2007, we deployed 32-wavelength optical add-drop multiplexer rings in Taipei, Taichung, Tainan and Kaohsiung. Between 2007 and 2011, we will deploy 40/80-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, rings for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit and 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. We have already completed the deployment of 397l ROADM rings by the end of 2009. To meet the demand for broadband services, we will install an optical cross-connect, or OXC, network and a next generation synchronous digital hierarchy network, which provides gigabit Ethernet over synchronous digital hierarchy service, between 2009 and 2013.

Based on the transmission network described above, we have been providing connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network since November 2006 and continued the service until May 2010.

As part of our strategic focus on the internet and data markets, our local loop connections use ADSL technology. This enables us to deliver high-speed internet, multimedia and other data services to our customers. Substantially all of our installed telephone lines are capable of delivering ADSL services. As of December 31, 2009, we had approximately 4.27 million lines of ADSL and had 2.67 million ADSL customers. In addition, the Ethernet-based FTTx system is also introduced into our access network to provide broadband services, such as MOD, high speed internet access and VPN. As of December 31, 2009, we have constructed approximately 2.81 million FTTx ports and had 1.63 million FTTx customers. Our FTTx service can offer high-speed broadband internet access rates up to 100 Mbps.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 19 message areas connected by a long distance network. As of December 31, 2009, we had 38 long distance exchanges, which are interconnection points between our telecommunications network.

In 2008, we completed our NGN core network, which has a local telephone capacity of 507,000 subscribers, comprising of 448,000 Session Initiation Protocol-based, or SIP-based, and 59,000 Access Gateway-based, or AG-based, subscribers. In 2009, we initiated a new extension of 53,000 AG-based subscribers. AG-based subscribers will be provided with the original services. SIP-based subscribers access the NGN core network through broadband circuits and will have access to innovative value-added services in the future along with the original services.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed NGN Managed IP backbone network in May 2008 with six sets of 640 Gbps gigabit switch routers for the inner core network and more than 34 sets of 640 Gbps gigabit switch routers for the outer core network. The bandwidth of the network is approximately 260 Gbps as of the end of the 2009. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

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

As of December 31, 2009, our domestic network included 17.2 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 100 telecommunications service providers in 47 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two time-division multiplexing, or TDM, international gateway switches and one NGN international gateway switch. In total, we had a trunk capacity of 125,040 channels as of December 31, 2009.

As of December 31, 2009, we have invested in 16 submarine cables, seven of which land in Taiwan. While the number of submarine cables we invest in has decreased from 19 in 2008, we have increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 570 Gbps in 2008 to 596 Gbps in 2009.

Mobile Services Network

Our mobile services network consists of:

•

cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ mobile handsets within the range of a cell;

•	base station controllers, which connect to, and control, the base station within each cell site;

•	cellular switching service centers, which control the base station controllers and the processing and routing of telephone calls;

•	gateway GPRS support nodes, which connect our GPRS network to the internet;

•	serving GPRS support nodes, which connect the GPRS network to the base station controllers; and

•

transmission lines, which link (i) with respect to the GSM network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (ii) with respect to the GPRS network, the base station controllers, the support nodes and the internet.

The following table sets forth selected information regarding our mobile networks as of the dates indicated.

	As of December 31,
	2007	2008	2009
GSM system
GSM base stations	9,042	9,466	9,384
Switches	51	49	49
Lines of capacity (in thousands)	8,500	8,500	7,700
Taiwan population coverage	99.9%	99.9%	99.9%

	As of December 31,
	2007	2008	2009
3G system
3G base stations	4,471	5,689	6,243
Servers / gateways	8/11	8/11	8/15
Lines of capacity (in thousands)	2,400	3,000	3,000
Taiwan population coverage	89.0%	91.0%	93.1%
System (Home Location Register) capacity (in thousands)	4,800	4,800	5,400

As of December 31,
2009
Packet-switched system after consolidation of GSM and 3G
GPRS gateway support nodes	24
Direct IP access locations / capacity (in Gbps)	6/7.2
Serving support nodes	8

We provide mobile services based on the GSM network standards. We have the 900 MHz and 1800 MHz frequency bands paired with spectrums of 15 MHz and 11.25 MHz, respectively, for our GSM services. We began providing mobile communications services based on the GPRS network standards in August 2001, using “emome” as the portal name. We completed a system expansion of our mobile services network to accommodate more than 8.5 million customers, including 2.0 million GPRS customers, at the end of 2003. As of December 31, 2009, we have constructed 9,384 base stations, providing up to 99.9% population coverage. Since the launch of our 3G mobile services, we have gradually transitioned GSM subscribers to 3G and have started to consolidate our GSM network. As a result, the number of switches and network capacity has reduced to 49 and 7.7 million lines, respectively, as of the end of 2009.

We have installed an intelligent network on our mobile services network infrastructure to enable us to provide prepaid services as well as a wide range of advanced call features and value-added services. As of the end of 2009, our intelligent network has 1.4 million prepaid customers and 1.0 million mobile virtual private network customers.

We have 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our 3G mobile services, which was launched in July 2005. We contracted Nokia Siemens Networks to provide the core network, radio access network, service network, transmission network and maintenance network for our 3G network. To promote mobile internet use, we upgraded our network to 3.5G in September 2006, with downlink and uplink speeds of 7.2 Mbps and 2.0 Mbps, respectively. As of December 31, 2009, we have completed the construction of 6,243 3G base stations with a network capacity of 3.0 million lines and 5.4 million subscribers.

In order to operate our packet-switched network more efficiently, we started to integrate GSM and 3G serving support nodes into a single core network. With the introduction of high speed networks and terminals to promote our mobile internet business, we added direct local IP access to six locations and expanded the capacity to 7.2 Gbps as of the end of 2009.

Paging Network

The primary components of our paging network are:

•	paging control systems, which receive and encode incoming messages; and

•	base stations, which transmit messages to the customer’s pager.

Our paging network uses, among other technologies, the open paging protocol developed by Motorola. This technology provides higher data rate, larger content capacity, longer battery life and better error correction capabilities than other existing paging technologies. As of December 31, 2009, we had fewer than 600 subscribers to our paging network. We plan to discontinue our paging service after migrating paging service subscribers to our 3G network by using incentives. However, the National Communications Commission does not allow us to do that before May 5, 2013, the termination date of our paging license. We are currently negotiating with the National Communications Commission for a solution.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 33 points of presence, approximately 2,040 dial-up ports, approximately 5,414,862 broadband remote access server ports and a backbone bandwidth of approximately 1,051 Gbps as of December 31, 2009. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 1,348 Gbps by the end of 2010.

HiNet’s total international connection bandwidth is 186.3 Gbps as of December 31, 2009. As we expect that internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Thailand.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching internet protocol VPN. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 50 nodes. As of December 31, 2009, we had 2,377 frame relay ports, 3,118 X.25 ports, 8,095 asynchronous transfer mode ports and approximately 60,576 multi protocol label switching internet protocol VPN virtual ports.

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

Domestic Fixed Communications

We are the largest domestic fixed communications service provider in Taiwan, with a market share of approximately 97.1% in terms of customers for local telephone services, approximately 82.9% in terms of traffic for domestic long distance telephone services in 2009, and approximately an 83.0% share of the broadband internet access market in terms of customers. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., have provided fixed communication services since June 2001. Our domestic long distance services compete with mobile services as people increasingly use mobile handsets. We believe that the fixed line competition in Taiwan will be primarily based on price, quality of service, network coverage and customer services, such as call centers and unified billing.

We are required by Republic of China regulations to provide number portability and unbundled local loop access.

Our primary competitors in leased line services and broadband services include:

•

Leased line service providers: Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd., Asia Pacific Telecom Co. Ltd., East Asia Netcom Taiwan, Reach Global Services Ltd., FLAG Telecom and Taiwan International Gateway Corporation.

•	Broadband internet access providers: kbro Co., Ltd., Taiwan Fixed Network and New Century Infocomm Tech. Co., Ltd., China Network System Co., Ltd.; and

•	Cable operators: kbro Co., Ltd., China Network Systems Co., Ltd., Taiwan Broadband Communications Co., Ltd., Pacific Broadband Co., Ltd., and Taiwan Infrastructure Technology Co., Ltd.

Mobile Communications

There are currently three major GSM mobile operators in Taiwan, namely, Taiwan Mobile Co., Ltd., FarEasTone Telecommunications Co., Ltd. and us. Based on data provided by the National Communications Commission, as of December 31, 2009, we were the largest mobile operator in Taiwan, with a 46.4% market share in terms of 2G customers. In addition, there are two new 3G mobile operators in Taiwan, namely Asia Pacific Telecom Co., Ltd. and Vibo Telecom Inc., as well as one personal handyphone system operator, First International Telecom. Furthermore, the government issued a total of 13 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider. We are currently cooperating with Carrefour Telecom Co., Ltd. We may cooperate with other mobile virtual network operators in the future. The National Communications Commission auctioned off six WiMAX licenses to telecommunications service providers in July 2007. As of January 2010, four of these service providers have commenced WiMAX services. The other two service providers plan to start their WiMAX services in 2010. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet, Asia Pacific Online and So-net Taiwan.

We are the largest provider of internet services in Taiwan. As of December 31, 2009, we had a 71.8% share of the Taiwanese internet service market in terms of customers. We compete in the internet services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

International Fixed Communications

We are the largest international fixed communications service provider in Taiwan, with a market share of approximately 60.3% in terms of traffic for international long distance telephone services in 2009. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., have provided fixed line services since June 2001. We believe these operators are primarily focused on international long distance services. In addition, we anticipate that these operators will focus on corporate customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, as well as internet service providers and international simple resale operators, have begun offering international leased line services to other fixed line operators, internet service providers and international simple resale operators.

Our international long distance services compete with international long distance resale services and alternative mediums for making international calls, including VoIP technologies, such as those provided by Skype.

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan. We own approximately 411 hectares of land and 3.5 million square meters of building floor space. In January 2008, we established Light Era Development Co., Ltd. for the purpose of developing our real estate properties. Until now, we have transferred six properties to Light Era and three of these properties are under development. The Wan-Xi project, one of our properties under development, is expected to be completed in 2012. Following the gradual completion of land rezoning, we have focused our real estate development more towards multiuse and diverse projects. Hence, besides the six properties we transferred to Light Era, we have developed more properties for commercial use and participated in government urban redevelopment plans. We expect to receive approximately NT$585 million (US$18.3 million) in rental income in 2010 from such properties.

Insurance

We do not carry comprehensive insurance for our properties or any insurance for business disruptions. We do, however, maintain in-transit insurance for key materials, such as cables, equipment and equipment components. We also carry insurance for the ST-1 satellite while it is in orbit. However, we will not carry insurance for the ST-2 satellite since we only lease the repeaters for our operation instead of having ownership of the ST-2 satellite. As part of our efforts to enhance our risk management capabilities, we have been assessing our equipment that requires the most time and cost to repair or replace, in order to determine whether and to what extent we should carry fire insurance for such equipment.

Employees

Please refer to “Item 6. Directors, Senior Management and Employees—D. Employees” for a discussion of our employees.

Our Pension Plans

Currently, we offer two types of employee retirement plans—our defined contributions plan and defined benefits plan—which are administered in accordance with the Republic of China Labor Standards Act and the Republic of China Labor Pension Act.

Legal Proceedings

A portion of the land used by us during the period between July 1, 1996 and December 31, 2004 was jointly owned by us and Chunghwa Post Co., Ltd., Directorate General of Postal Service. In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to us requiring us to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768.0 million for land usage compensation due to the portion of land usage area in excess of our ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, we believe that both parties have the right to use co-managed land without consideration and thus Chunghwa Post Co., Ltd. does not have the right to request land compensation payments. Furthermore, we also believe that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as a result of the expiration clause. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that we only need to pay approximately NT$17 million (USS$0.5 million), along with interest calculated at 5% per annum from July 23, 2005, and 4% of Chunghwa Post Co., Ltd.’s court fees as compensation. Chunghwa Post Co., Ltd. appealed to the Taiwan High Court on April 22, 2009. We also filed an appeal to the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay approximately NT$23 million (US$0.7 million), in addition to the approximately NT$17 million from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005, and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation.

On June 12, 2008, we received a complaint from the Taiwan Taipei District Court in which GigaMedia alleges that we infringed on a patent and is seeking NT$500 million in damages. GigaMedia later retracted their complaint and we submitted a notice to the Taipei District Court agreeing to GigaMedia’s retraction on October 2, 2009. We were not subject to any settlement fees or other financial claims.

On September 30, 2008, the Taiwan Kaohsiung Administrative High Court ruled that we are required to pay NT$428 million in land usage fees to the Kaohsiung City Government. We have filed an appeal with the Supreme Administrative Court and the case is currently pending. While we cannot give any assurance regarding the eventual resolution of the litigation, we do not believe the final outcome will have a material adverse effect on our results of operations or financial condition. During the quarter ending December 31, 2009, we recognized the maximum possible amount of NT$428 million in connection with this litigation as an expense under operating costs.

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

Telecommunications Act

The Telecommunications Act and the regulations under the Telecommunications Act establish the framework and govern the various aspects of the Taiwan telecommunications industry, including:

•	licensing of telecommunications services;

•	telecommunication numbers;

•	restrictions on dominant telecommunications service providers;

•	tariff control and price cap regulation;

•	accounting separation system;

•	interconnection arrangements;

•	bottleneck facilities;

•	spectrum allocation;

•	provision of universal services;

•	equal access;

•	number portability; and

•	ownership limitations.

Each of these aspects is described below. The Telecommunications Act also establishes a non-auction pricing system for assignment of radio frequencies.

Licensing of Telecommunications Services

Type I and Type II Service Providers

Under the Telecommunications Act, telecommunications service providers are classified into two categories:

Type I. Type I service providers are providers that install network infrastructure, such as network transmission, switching and auxiliary equipment for the provision of telecommunications services. Type I services include fixed line services such as local, domestic long distance and international long distance services, as well as interconnection, leased line, ADSL and satellite services and wireless services such as mobile, including 3G mobile, paging, mobile data and trunked radio services.

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

Until 1996, we were the sole provider of Type I services in Taiwan. In 1996, the government opened the market for mobile, paging and trunked radio, mobile data and digital low power cordless telephone services. In 1998, the government opened the market for fixed line and mobile satellite services. In June 2001, the government granted licenses to three operators for establishing fixed line services, thereby opening the market for fixed line services. Since August 2000, the government has permitted four undersea cable operators to engage in the undersea cable leased-circuit business.

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

Before March 1, 2006, licenses for Type I services were granted by the Ministry of Transportation and Communications through a three-step procedure. Applicants obtained a concession from the Ministry of Transportation and Communications. After obtaining a concession, the applicant obtained a network construction permit and an assignment of spectrum, in the case of mobile telephone services and satellite services, from the Directorate General of Telecommunications or the Ministry of Transportation and Communications prior to applying for a license. Upon completion of construction of its network and review by the Directorate General of Telecommunications, the applicant was granted a Type I license. The Ministry of Transportation and Communications had the authority to grant Type I licenses for each of fixed line services, wireless services and satellite services. Type I licenses have different minimum paid-in capital requirements for applicants and varying durations depending on the particular type of service.

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

Licenses for local telephone and integrated services are valid for 25 years. Licenses for domestic long distance and international long distance telephone services are valid for 20 years. Licenses for leased line services are valid for 15 years. If the service provider wishes to continue operating, the service provider needs to apply for a license renewal to the National Communications Commission between nine months and six months before the expiration of their license. The Fixed Network Regulations were amended on September 2, 2009. The minimum paid-in capital requirements for integrated services providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$21 billion, NT$8.4 billion and NT$6.4 billion, respectively. The minimum paid-in capital requirements for both domestic and international long distance telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$1.05 billion and NT$800 million, respectively. The minimum paid-in capital requirements for international undersea leased cable service providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$420 million, NT$420 million and NT$320 million, respectively. The minimum paid-in capital requirement for local telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$6.3 billion and NT$4.8 billion, respectively, multiplied by the Local Network Operation Weights for the regions in which local network managerial rights have been granted to the service provider. The Local Network Operation Weights are calculated as the population of the region as a proportion of the entire population of Taiwan and are announced by the competent authority every three years. If an applicant for license is also a Type I service provider, they will need to combine the minimum paid-in-capital requirements for all relevant services.

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

Wireless Services. Under the Telecommunications Act, the Wireless Regulations promulgated by the Ministry of Transportation and Communications before March 1, 2006 or by the National Communications Commission from March 1, 2006 continue to govern the issuance of wireless services licenses and the business scope of wireless service providers. Wireless service licenses are subdivided into the following categories:

•	mobile services;

•	paging services;

•	mobile data services;

•	digital low-power cordless telephone services; and

•	trunked radio services.

Wireless service licenses are granted to both regional and national service providers through review and bidding procedures.

Wireless services licenses for mobile and paging services are valid for 15 years, and licenses for mobile data, digital low-power cordless telephone and trunked radio are valid for ten years. The minimum paid-in capital requirement for regional mobile service providers and national mobile service providers is NT$2 billion and NT$6 billion, respectively.

We are licensed to provide mobile and paging services in Taiwan.

Third Generation Mobile Services. The Ministry of Transportation and Communications promulgated the Third Generation Mobile Telecommunications Services Regulations on October 15, 2001. The National Communications Commission amended the above regulations on July 5, 2007, designating itself as the authority in charge of the third generation, or 3G, mobile services regulations and further amended such regulations on December 30, 2008 for the establishment of base stations. The regulations govern voice and non-voice telecommunications services provided using the spectrum assigned by the Ministry of Transportation and Communications, and now governed by the National Communications Commission, that utilizes the IMT-2000 technical standards as announced by the International Telecommunications Union. Licenses for 3G mobile services were granted by the Ministry of Transportation and Communications and are now granted by the National Communications Commission. We have received our 3G mobile services license, which is valid from May 26, 2005 to December 31, 2018.

Under the Third Generation Mobile Telecommunications Services Regulations, a company holding a 3G mobile license and having 200 or more shareholders is required to become a public company, which is subject to the stringent disclosure requirements under the securities regulations of the R.O.C. A company holding a 3G mobile license is also required to submit a report to the National Communications Commission within 20 days after its shareholders approves the capital reduction of such company, the entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of business or assets of such company, taking over of the whole of the business or assets of any other company which would have significant impact on such company’s operations. The National Communications Commission revised the Third Generation Mobile Telecommunications Services Regulations on January 20, 2010 to add additional regulations regarding audio-visual content and provision, including requiring service providers who set up a platform for audio-visual content providers to sell content, duly notify customers the costs and charges of using these audio-visual content and limit access of inappropriate content to minors.

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

Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Type II Services Regulations as last amended on March 6, 2009, Type II services are divided into special services and general services. Special services include simple resale, VoIP, network telephone service of E.164 and non-E.164 user numbers (IP Phone Numbers), international leased circuit and other services specified by governing authority. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

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

Telecommunications Numbers

According to the Telecommunications Act, numbering codes, subscriber numbers, identification numbers and other telecommunication numbers will be distributed and managed by the National Communications Commission. These telecommunication numbers may not be used or changed without approval by the National Communications Commission. In order to maintain effective use of available telecommunication numbers, the Telecommunications Act empowers the National Communications Commission to reallocate and retrieve and to collect a usage fee for distributed telecommunication numbers. The National Communications Commission promulgated the Fee Standards for Special Telecommunication Numbers on March 18, 2010, effective immediately, requiring telecommunications service providers to pay 70% of revenues collected from the auctioning off and selection of “golden numbers” and the standard usage rates for “special identification numbers” in use.

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

We have been declared by the former competent authority Ministry of Transportation and Communications as a dominant Type I service provider for fixed line and mobile services.

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

Primary tariffs include:

•	for fixed line local telephone services: monthly fees, usage fees, monthly rental fees of leased lines and pay telephone usage fees;

•	for fixed line domestic long distance telephone services: usage fees and monthly rental fees of leased lines;

•	for fixed line international long distance telephone services: usage fees and leased line monthly rental fees;

•	for wireless services, including 3G mobile services: monthly rental fees and usage fees;

•	for internet services provided by dominant Type I service providers: connection and usage fees; and

•	other fees or tariffs announced by the Directorate General of Telecommunications before March 1, 2006 or by the National Communications Commission from March 1, 2006.

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

The initial wholesale prices set by a dominant Type I service provider may be the retail price less fees and expenses which need not be incurred, but shall not be higher than its promotional pricing. Changes in the wholesale price charged by a dominant Type I service provider may not be greater than (i) the retail price less fees and expenses which need not to be incurred but not greater than the promotional pricing; or (ii) the annual growth rate of the consumer price index in Taiwan minus the constant set by the National Communications Commission, whichever is the lower. The Regulations Governing Tariffs of Type I Service Providers further prohibits a dominant Type I service provider from practicing unfair competition against other telecommunication enterprises.

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

•	the annual growth rate of the consumer price index in Taiwan minus the set constant equals to zero, no increase in tariffs is allowed to be made by any Type I service providers.

On January 29, 2010, the National Communications Commission announced that effective from April 1, 2010 to March 31, 2013:

•	the set constant to be applied to the tariff adjustment for the fixed line integrated services is 4.816% and covers the following:

•	dominant providers of fixed line services

•	tariffs of the following:

•	the monthly fee for ADSL leased line and the usage fee for domestic long distance telephone services (excluding public pay phones)

•	wholesale prices of the following:

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between internet service providers and their customers

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between an internet service provider and another internet service provider

•

the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and another Type 1 telecommunication service provider; the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and a Type 2 telecommunication service provider who provides simple resale and network telephone service of E.164 user numbers.

•	the monthly fee for other local and domestic long distance leased lines

•	the interconnection fee for internet bandwidth interconnection

•	no set constant to be applied to the call charges for the domestic fixed communication services during the following periods:

•

the integrated services operators and the domestic telephone services operators can determine the tariff adjustment for the domestic telephone services during the specific period and seek National Communications Commission’s approval or recognition

•	the specific periods include 11.00pm to 8.00am from Monday to Friday, 12.00am Saturday to 8.00am Monday, and the whole day of a national holidays

•	the set constant to be applied to the tariff adjustment for the mobile services and the 3G mobile services is 5% and covers the following:

•	2G mobile service and 3G mobile service operators

•	tariffs of the following:

•	domestic short messaging services

•	calls made from a 2G mobile services customer or from a 3G service network to a domestic fixed communication network

•

calls made from a 2G mobile services customer or from a 3G service network to a 2G mobile service network, a 3G mobile service network, a 1900MHz Digital Low-Tier Cordless Telephone Services, or PHS, or WiMAX services

•	the set constant to be applied to the cellular voice access charge will be announced separately after the amendment to the relevant regulations.

•	the set constant to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan

The National Communications Commission required the service operators which are subject to the above tariff restrictions shall submit their tariff adjustment plans by March 12, 2010 to the National Communications Commission for approval. The tariff reduction plans submitted to the National Communications Commission by all operators have been announced by the National Communications Commission on March 24, 2010.

Type II service providers are free to establish their own tariff schemes, but are required to notify the National Communications Commission and the public upon adoption and upon any subsequent adjustments. The National Communications Commission approved our tariff adjustment plan on March 24, 2010.

Regulatory Reporting Requirements

The Telecommunications Act requires that a Type I service provider, including one who concurrently offers Type II services, separately calculate the profits and losses for its different services and prohibits any cross-subsidization among services that will impede fair competition.

Interconnection Arrangements

The Telecommunications Act requires all Type I service providers to allow other Type I service providers access to their networks. It further requires Type I service providers, within three months upon request by the other Type I service provider, to reach an agreement on the relevant terms for the interconnection. Prices charged for interconnection must be based on cost. If the parties fail to reach an agreement within three months, the National Communications Commission may, either at the request of the parties or on its own accord, arbitrate and determine the interconnection terms for the parties. The Telecommunications Act authorizes the Directorate General of Telecommunications or, from March 1, 2006, the National Communications Commission to issue rules and regulations pertaining to interconnection. Under the Administrative Rules for Network Interconnection Between Telecommunication Service Providers, the tariffs for communications (except for international communications) between a mobile telecommunications network and a fixed line telecommunications network shall be collected by the call-originating services provider from its customers pursuant to the tariff schedules set by the mobile services provider, and the revenues or any uncollectible accounts from such tariffs shall go to the mobile services provider. This is applicable to communications between E.164 user numbers provided by a dominant local phone service provider and a mobile telecommunications network. In addition, tariffs for communications within mobile telecommunications networks shall be collected by the call-originating services provider from its customers pursuant to the tariff schedules set by such provider, and the revenues or any uncollectible accounts from such tariffs shall be for the account of to the call-originating services provider.

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

Under the Administrative Rules for Network Interconnection, we, as a dominant telecommunication service provider for fixed line and mobile services, are required to unbundle our network and provide cost-based interconnection charges calculated with reference to the total element long-run incremental cost incurred by us. We are required to submit our proposed calculations of the total element long-run incremental cost to the National Communications Commission, for its approval each year. Local loop unbundlings for both voice and data have been completed.

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

The National Communications Commission issued a notice to fixed line service providers on January 17, 2008 stipulating that, starting from January 1, 2011, the call-originating party will set the transmission fees. However, special provisions were placed on dominant telecommunications service providers. According to the notice, because we are a dominant telecommunications service provider, our fixed line customers who use mobile services between 2011 and 2016 will have to pay extra “transition fees” in addition to access charges. We have lodged a complaint and have asked the National Communications Commission to amend such measures.

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

Spectrum Allocation

The National Communications Commission, previously the Ministry of Transportation and Communications, allocates all telecommunications related frequencies primarily according to the standards set by the International Telecommunications Union. The 900 MHz and 1,800 MHz frequency bands have been allocated for mobile applications. A total of 40 MHz spectrum around the 800 MHz frequency band and a total of 130 MHz of spectrum around the 2 GHz band have been allocated for 3G mobile services.

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

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a 3G mobile services provider, is required to provide its customers with equal access to the domestic and international long distance telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. Before July 1, 2005, all Type I service providers, including us, provide equal access only through call-by-call selection. When a customer makes a call using call-by-call selection, such customer has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. Starting from July 1, 2005, all Type I service providers also provide equal access through pre-selection in Keelung City, Taipei City/ County, Taichung City/County and Kaohsiung City/County. Equal access through pre-selection is available throughout Taiwan since January 1, 2006. The pre-selection function allows any customer to select in advance a long distance or international service provider of his or her choice. When such customer makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such customer.

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

In November 2003, the Directorate General of Telecommunications promulgated the Administration Rules Governing Number Portability governing both fixed line and mobile services and the Fixed Network Regulations were revised to reflect such new regulation. Under the Administration Rules Governing Number Portability, which rules were amended on July 5, 2007, customers may migrate their telephone numbers when changing Type I service providers. The number portability for wireless services commenced on October 15, 2005.

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

Co-location

We have been declared by the former competent authority Ministry of Transportation and Communications as a dominant Type I service provider for fixed line and mobile services. According to the Telecommunication Act, the Regulations Governing Fixed Network Telecommunications Businesses and the Administrative Rules for Network Interconnection between Telecommunication Service Providers, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. As of the end of 2009, we are currently co-locating 29 POI sites and two cable stations with other Type I fixed line service providers and 13 POI sites with other Type I mobile service providers.

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

The members of the Transportation Committee in the Legislative Yuan are currently reviewing an amendment to Article 72 of the Public Road Law that seeks to reduce state compensation and improve the government’s image. Clauses amended include stipulations that manhole covers need to be level with the road after repairs, with the difference in road surface heights within a three meter radius to be no more than 0.6 centimeters. The amendment is currently under secondary review in the Legislative Yuan and passage of the amendment may raise our maintenance costs in the future.

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

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2010.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2009 have been translated into U.S. dollar amounts using US$1.00=NT$31.95, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2009. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

A number of recent and expected future developments have had, and in the future may have, a material impact on our financial condition and results of operations. These developments include:

•	changes in our revenue composition and sources of revenue growth;

•	increased competition in the fixed line, leased line and mobile services markets;

•	tariff adjustments;

•	capital expenditures as a result of technological improvements and changes in our business;

•	provisions for pension payments and other stock-based compensations to our employees; and

•	taxation.

Each of these developments is discussed below.

Changes in our revenue composition and sources of revenue growth

Our domestic fixed communications business revenues are derived primarily from the provision of local, domestic long distance, broadband access, leased line service, MOD, domestic data services and domestic other services including information and communication technologies, corporate solution services, billing handling services and the leasing of real estate properties. In addition, we also derive fixed line revenues from providing interconnection services to other carriers. Our revenues from mobile communications business are principally derived from the provision of mobile services, paging services, sales of mobile handsets and data cards and mobile other services. Our revenues from internet business are generated principally from HiNet internet service, internet VAS, data communication services, internet data center, and internet other services including government services and corporate solution services. Our revenues from international fixed communications business derived primarily from international long distance, international leased line, international data services, satellite services, and international other services. Our other revenues are principally derived from non-telecom services.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2007(1)	2008(1)	2009
Revenues:
Domestic fixed communications business	37.6%	36.2%	36.0%
Mobile communications business	43.5	44.0	43.6
Internet business	10.6	11.4	11.9
International fixed communications business	8.0	7.9	7.7
Others	0.2	0.4	0.7

Total	100.0%	100.0%	100.0%

(1)	Beginning in September 2009, we redefined our financial reporting segments into five operating segments: (i) domestic fixed communications business, (ii) mobile communications business, (iii) internet business, (iv) international fixed communications business and (v) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (i) local operations, (ii) domestic long distance operations, (iii) international long distance operations, (iv) mobile service operations, (v) internet and data operations, (vi) mobile handset sales and (vii) all others.

Over the past three years, the composition of our revenue base has undergone a change as a result of our strategy to diversify our revenues and focus on generating increased revenues from higher growth businesses, such as internet business.

Our domestic fixed communications business has been an important source of revenues over the last three years. We derive domestic fixed communications from the provision of ADSL and FTTx access services that provides customers with data access lines. Increasing internet penetration in Taiwan and higher data traffic have contributed to a significant increase in our revenues from domestic fixed communications services in recent years. The percentage of revenues from domestic fixed communications within total revenues decreased in 2009 compared to 2008, mainly due to the fact that of greater decreases in local and domestic long distance calls due to the adverse economic conditions. However, we believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business have also an important source of our revenues over the last three years. Most of our revenue from our mobile communications business is generated by our mobile services. While competition with other mobile service providers and the general adverse economic conditions have caused a decline in revenues, we have experienced a significant increase in revenues generated by our mobile value-added services due to increased smart phone and mobile internet use by our subscribers. As a result, we believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business has been another important source of revenues over the last three years. We derived internet business revenues from the provision of HiNet internet service and internet value-added services. The percentage of revenues from internet services within total revenues increased in 2009 compared to 2008, mainly due to growth of our internet VAS and internet other services. However, we believe that internet business will continue to generate a growing portion of our revenues.

Our international fixed communications business is also an important source of our revenues over the last three years. We derived our international fixed communications revenues mainly from international long distance telephone services, international leased line services and international data services. The percentage of our revenues from our international fixed communications business decreased from 2008 to 2009 because of a decrease in revenues from our international long distance telephone services due to adverse economic conditions, which was partially offset by increases in international leased line and international data revenues. As a result, we believe that our international fixed communications business will continue to contribute to our revenues.

Increased competition in the fixed line, leased line and mobile services markets, including the 3G mobile services market

Three operators in addition to us have been providing fixed line services in Taiwan since June 2001. We believe that these competitors are largely targeting business customers, which generally generate higher revenues per customer as compared with residential customers. We are facing significant competition, particularly in the international long distance telephone services market, from these competitors. As of the date of this annual report, there are 13 mobile virtual network operators. The increased competition in the areas of fixed line, leased line and mobile services has led to, and may continue to lead to, further declines in our tariffs, which may result in a decrease in our revenues from these services. At the same time, the increased competition has stimulated consumer demand for telecommunications services, with results including higher international telephone usage and increased international bandwidth demand. We seek to minimize loss of customers from the increased competition by continuing to offer incentives, such as mobile phone subsidies, more competitive pricing packages, our “Friends and Family” and “Let’s Talk” packages and mobile VPNs for our corporate customers.

Since August 2001, the Ministry of Transportation and Communications has awarded undersea cable service licenses to four additional operators. Moreover, in February 2002, the Ministry of Transportation and Communications awarded five concessions to provide 3G mobile services. Two of these new concessions were awarded to new mobile operators. In addition, the government issued six mobile virtual network operator licenses in 2004 and began to allow mobile number portability services in October 2005. In addition, as of the end of 2009, three Type I service providers—Sparq and Taiwan Fixed Network and us—and two Type II service providers—Taiwan Infrastructure Technology Company and one of our subsidiaries, Chief Telecom—have obtained VoIP phone numbers. Our subsidiary, Chief Telecom, has been granted 070 VoIP phone numbers from the National Communications Commission and has launched its 070 phone-to-phone VoIP service in April 2009.

The National Communications Commission completed the auction WiMAX licenses on July 26, 2007. Six providers—three in the southern Taiwan region and three in the northern Taiwan region—received licenses. As of January 2010, four service providers, Tatung InfoComm Co., Ltd., FarEasTone Telecommunications Co., Ltd, Global Mobile Corporation and VMAX Telecom Co., Ltd. have commenced WiMAX service in Penghu and Kaohsiung, Taichung, Hsinchu, and Taipei, respectively The other two service providers, Vee Telecom Multimedia Co., Ltd. and First International Telecom Corp, plan to commence their WiMAX service in 2010.

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

In June 2005, we reduced short messaging service fees from NT$1.5 to NT$1.3 per message for intra-network messages and from NT$2 to NT$1.7 per message for inter-network messages.

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

The National Communications Commission passed a resolution on December 21, 2006 adopting a price reduction plan requiring the continuous reduction in telecommunication tariffs over three years. Minimum reductions of 4.88% for fixed line to mobile call tariffs, 4.88% for the tariffs of our highest monthly rate plan, 4.88% for mobile prepaid calling card tariffs and 5.35% for ADSL tariffs must be made each year. The price reduction plan also required us to stop collecting a NT$5.0 monthly maintenance fee from our fixed line customers who have paid at least 20 years worth of tariffs and those who chose self-maintenance customers starting January 1, 2008 and a NT$70.0 fixed line basic charge from our ADSL customers who only use data services. On April 1, 2007, we made reductions of 4.88% to our fixed line to mobile call tariffs, 4.8875% to the tariffs of our highest monthly rate plan, 5.20% to our mobile prepaid calling card tariffs and 5.40% to our ADSL tariffs. On April 1, 2008, we made reductions of 4.899% to our fixed line to mobile call tariffs, 4.8908% to the tariffs of our highest monthly rate plan, 4.885% to our mobile prepaid calling card tariffs and 8.61% to our ADSL tariffs. On April 1, 2009, we made final reductions of 4.886% to our fixed line to mobile call tariffs, 4.887% to the tariffs of our highest monthly rate plan, 4.958% to our mobile prepaid calling card tariffs and 5.35% to our ADSL tariffs. On January 29, 2010, the National Communications Commission announced a new tariff reduction plan starting on April 1, 2010 to March 31, 2013. The formula for determining the decrease percentage is the previous year’s consumer price index, released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan, minus 4.816% for IP peering fees, wholesale domestic leased-line fees, ADSL access fees and domestic long distance tariffs and 5.000% for mobile calls to other networks or to fixed lines and domestic mobile SMSs.

We expect to continue to adjust tariffs and offer a variety of promotional packages from time to time in response to increasing competition and in order to take advantage of our pricing power from economies of scale. We may also be required to adjust our pricing due to changes in domestic regulations.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. In particular, we have enhanced our telecommunications services through:

•	the introduction of a IP-based exchange system in our long distance telephone network;

•

the implementation of a network modernization program, including a gradual transfer from our public switched telephone network to a system based on internet protocol, to remain at the forefront of new technologies;

•	the development of an intelligent network for fixed line services;

•

the deployment of a high-capacity long-haul reconfigurable optical add drop multiplexing system and a nationwide internet protocol backbone network with 640 Gbps gigabit switching routers for internet and internet protocol VPN services; and

•	the expansion and upgrade of our mobile services network to improve indoor 3G mobile network coverage and transmission speed for mobile internet.

As a result, we made aggregate capital expenditures of NT$131.3 billion over the period from January 1, 2005 to December 31, 2009.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are currently finalizing plans for the gradual upgrade of our entire public switched telephone network to a next-generation network. Next-generation internet protocol switches will have substantially more capacity and greater upgrade flexibility and should result in increased operational efficiencies from reduced switching centers and related property, materials and personnel costs. We have also devoted resources toward the effective upgrade of our 3G mobile network to 3.5G and 3.75G and the continuing build-out of our FTTx infrastructure.

Provisions for pension payments to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2007, 2008 and 2009, personnel expenses represented 29.6%, 28.6% and 29.4% of our total operating costs and expenses, respectively, and pension costs represented 2.2%, 2.0% and 1.9%, of our personnel expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2007		2008		2009
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	21.3	15.5%	22.1	15.5%	22.4	15.8%
Insurance	1.6	1.2	1.6	1.1	1.8	1.3
Pension	3.0	2.2	2.9	2.0	2.7	1.9
Other	14.7	10.7	14.3	10.0	14.8	10.4

Total personnel expenses	40.6	29.6%	40.9	28.6%	41.7	29.4%

Total operating costs and expenses	137.1	100.0%	143.1	100.0%	42.0	100.0%

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

Taxation

In May 2009, the Legislative Yuan passed an amendment to Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% effective in 2010. We benefit from tax incentives generally available to technology companies in the Republic of China, including tax credits of up to 30% of the amount of some of our research and development, automation and employee training expenditures. Due to the expiration of the Statute for Upgrading Industries at the end of 2009, we will no longer receive tax credits for relevant investments in equipment and technology purchased after January 2010. We also qualify for tax benefits at the rate of 5% to 20% of the amount of our investment in qualified equipment and technology. As a result, our effective tax rate was 21.1%, 23.3% and 22.3% in 2007, 2008 and 2009, respectively.

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

Revenue Recognition

We recognize revenues when we have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. We measure revenues at the fair value of the consideration received or receivable and represents amounts agreed between us and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. The costs of providing services are recognized as incurred. Under ROC GAAP, we recognize the incentives, such as mobile handset subsidies, paid to third party dealers as a marketing expense at the time the customer signs a service contract, whereas under US GAAP, the timing of the expense recognition is the same; however, we account for such subsidies as operating costs.

Usage revenues from domestic fixed communications services, mobile communications services, internet services, international fixed communications services and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

We recognize other revenues as follows: (i) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (ii) monthly fees (on fixed-line services, wireless and internet services) are accrued every month, and (iii) prepaid services (fixed line, mobile and internet) are recognized as income based upon actual usage by customers or when the right to use those services expires. Where we enter into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable by operating segment based on past experience and current collection trends that we expect to continue. Our evaluation also includes the length of time the receivables are past due, geographic concentrations and the general business environment. If changes in these factors occur, or the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be materially and adversely affected. Even as revenues have increased in recent years, the allowance for doubtful accounts has decreased due to stricter credit investigations for new customers and more efficient collection activities for outstanding accounts.

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the amount of depreciation and amortization expense to be recorded. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment quarterly, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations. We did not have significant impairment losses of long-lived assets in 2008 and 2009.

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

The process of assessing whether a particular cost method investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these long-term investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the net asset values as well as the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of U.S. companies, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the book value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2008, we recognized impairment losses of NT$15 million for PRTI International and NT$10 million for Essence Technology Solution due to adverse changes in the market. In 2009, we recognized impairment losses of NT$10 million (US$0.3 million) for Essence Technology Solution and NT$10 million (US$0.3 million) for Digimax Inc. due to poor operating performance.

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

We had a valuation allowance of NT$411 million (US$13 million) on our deferred tax asset balance as of December 31, 2009. We do not have a full valuation allowance on the deferred tax asset, as we believe these benefits will be fully realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, our ability to realize the deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

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

Effective January 1, 2007, we adopted a guidance prescribing the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return under U.S. GAAP. This guidance also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with this guidance is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the estimates. The adoption of this guidance did not have a material impact on our report.

Our Financial Reporting Obligations

Our ongoing financial reporting in our Form 20-F annual reports and interim financial reporting furnished to the SEC on Form 6-K had been based on U.S. GAAP through fiscal year 2007. Beginning with our first quarter interim financial report furnished on Form 6-K and our Form 20-F annual report for fiscal year 2008, we prepared our financial statements under R.O.C. GAAP, with reconciliations to U.S. GAAP.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in billions)
Revenues:
Domestic fixed communications	74.3	73.1	71.5	2.2
Mobile communications	85.9	88.8	86.5	2.7
Internet	21.0	23.0	23.7	0.7
International fixed communications	15.8	15.9	15.2	0.5
Others	0.5	0.8	1.5	0.1

Net revenues	197.4	201.7	198.4	6.2

Operating costs and expenses:
Operating costs	106.7	113.5	112.7	3.5
Operating expenses:
Marketing	23.7	22.7	22.3	0.7
General and administrative	3.4	3.7	3.8	0.1
Research and development	3.3	3.2	3.2	0.1

Total operating costs and expenses	137.1	143.1	142.0	4.4
Income from operations	60.3	58.6	56.4	1.8
Other income, net	1.5	1.1	0.8	—

Income before income tax expense	61.8	59.7	57.2	1.8
Income tax expense	13.1	13.9	12.7	0.4

Consolidated net income	48.7	45.8	44.5	1.4

Attributable to:
Stockholders of the parent	48.2	45.0	43.8	1.4
Minority interests	0.5	0.8	0.7	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	37.6%	36.2%	36.0%
Mobile communications	43.5	44.0	43.6
Internet	10.6	11.4	11.9
International fixed communications	8.0	7.9	7.7
Others	0.2	0.4	0.7

Total revenues	100.0%	100.0%	100.0%

Operating costs and expenses:
Operating costs	54.0%	56.3%	56.8%
Operating expenses:
Marketing	12.0	11.3	11.2
General and administrative	1.7	1.8	1.9
Research and development	1.7	1.6	1.6

Total operating costs and expenses	69.4	71.0	71.5
Income from operations	30.6	29.0	28.5
Other income, net	0.7	0.5	0.4

Income before income tax expense	31.3	29.5	28.9
Income tax expense	6.6	6.9	6.4

Consolidated net income	24.4%	22.6%	22.5%

Attributable to:
Stockholders of the parent	24.4	22.3	22.1
Minority interests	0.3	0.3	0.4

Beginning in September 2009, we redefined our financial reporting segments into five operating segments: (i) domestic fixed communications business, (ii) mobile communications business, (iii) internet business, (iv) international fixed communications business and (v) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (i) local operations, (ii) domestic long distance operations, (iii) international long distance operations, (iv) cellular service operations, (v) internet and data operations, (vi) mobile handset sales and (vii) others. Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation of the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The redefinition of our operating segments is to facilitate our management’s ability to assess our performance by conforming to international trends of other telecommunications companies in general. We also early adopted SFAS No. 41 regarding operating segments starting from September 1, 2009. For comparison purposes, segment information for the years ended December 31, 2007 and 2008 have been presented in accordance with SFAS No. 41.

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before tax.

The year ended December 31, 2009 compared with the year ended December 31, 2008

Revenues

Our revenues decreased by 1.6% from NT$201.7 billion in 2008 to NT$198.4 billion (US$6.2 billion) in 2009 This decrease was primarily due to a decrease in operating revenues from domestic fixed communications, mobile communications and international fixed communications.

Domestic fixed communications

Domestic fixed communications revenues comprised 36.2% and 36.0% of our revenues in 2008 and 2009, respectively. Our domestic fixed line revenues decreased by 2.2% from NT$73.1 billion in 2008 to NT$71.5 billion (US$2.2 billion) in 2009.

Local telephone services. Our local telephone revenues decreased from NT$34.6 billion in 2008 to NT$33.2 billion (US$1.0 billion) in 2009. This reflects an 8.0% decline in traffic volume from 15.9 billion minutes in 2008 to 14.6 billion minutes in 2009, offset by a 0.4% increase in average local usage fees. The decline in traffic volume was primarily due to the continued traffic migration from fixed line services to mobile services and the general adverse economic conditions. We expect this trend to continue as broadband and mobile services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed line services to broadband and mobile services is slowing. Our local interconnection revenues increased by NT$35 million (US$1.1 million) between these two years because of local interconnection tariff increases mandated by the National Communications Commission.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 12.7% from NT$8.5 billion in 2008 to NT$7.4 billion (US$0.2 billion) in 2009. This decrease was mainly due to a decrease in traffic volume from 4.0 billion minutes in 2008 to 3.6 billion minutes in 2009. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to mobile services and VoIP and the general adverse economic conditions. Our interconnection revenues also decreased as a result of domestic long distance interconnection tariff decreases mandated by the National Communications Commission.

Broadband access. The number of our ADSL customers decreased from 3.2 million in 2008 to 2.7 million in 2009 due to customer migration to our FTTx services. There was an increase in the number of FTTx customers from approximately 1.1 million in 2008 to approximately 1.6 million in 2009.

Domestic leased line. While demand for higher speed leased lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators, as well as the continued migration of domestic leased line customers to broadband services.

MOD. Our MOD revenues increased by 41.8% from NT$0.6 billion in 2008 to NT$0.9 billion (US$28.2 million) in 2009. This increase was mainly due to an increase in the average revenue per user.

Mobile communications

Revenues from our mobile communications business segment comprised 44.0% and 43.6% of our revenues in 2008 and 2009, respectively. Revenues from our mobile communications business segment decreased by 2.6% from NT$88.8 billion in 2008 to NT$86.5 billion (US$2.7 billion) in 2009. This decrease was principally due to the decrease in mobile service and handset sales revenues as a result of market competition and adverse economic conditions.

Mobile services. Revenues from our mobile services comprised 35.9% and 36.0% of our revenues in 2008 and 2009, respectively. Revenues from our mobile services decreased by 1.4% from NT$72.4 billion in 2008 to NT$71.4 billion (US$2.2 billion) in 2009 due to market competition with other mobile service providers and adverse economic conditions.

Sales of mobile handsets and data cards. Revenues from our sales of mobile handsets and data cards comprised 8.1% and 7.6% of our revenues in 2008 and 2009, respectively. Revenues from our sales of mobile handsets and data cards decreased by 8.3% from NT$16.3 billion in 2008 to NT$15.0 (US$0.5 billion) in 2009. This decrease was principally due to the adverse economic conditions.

Internet

Our revenues attributable to our internet business increased by 2.7% from NT$23.0 billion in 2008 to NT$23.7 billion (US$0.7 billion) in 2009. The increase was mainly due to the growth in revenues from our internet VAS and internet other services. Our HiNet subscribers remained at approximately 4.1 million subscribers as of December 31, 2008 and 2009. As of December 31, 2009, approximately 86.8% of our broadband customers were also HiNet subscribers, using HiNet as their ISP.

International fixed communications

Our international fixed communications revenues decreased by 4.3% from NT$15.9 billion in 2008 to NT$15.2 billion (US$0.5 billion) in 2009. This decrease was mainly due to the decrease in revenues from international long distance telephone calls as a result of the adverse economic conditions, which offset increases in revenues from international leased line services and international data services.

International long distance telephone services. Our international long distance telephone revenues decreased by 8.0% from NT$14.0 billion in 2008 to NT$12.9 billion (US$0.4 billion) in 2009. Revenues from our international long distance telephone service decreased in 2009 primary due to a 16.1% decrease in international direct dialing revenues as a result of more customers using VoIP and other cost-saving services in place of international direct dialing calls. Despite a 12% increase in wholesale international long distance business from 2008 to 2009, overall international long distance revenues still decreased by 8.0%. This decrease was mainly due to (i) an overall decrease in international direct dial services due to the deteriorating global economy and (ii) competition from other service providers in the market for prepaid phone cards targeted towards foreign workers which caused a reduction in unit price by 14.8%. Our international settlement revenues decreased by 5.4% from NT$3.7 billion in 2008 to NT$3.5 billion (US$0.1 billion) in 2009. This decrease was primarily due to the 4.3% decrease in incoming traffic volume.

Operating Costs and Expenses

Our operating costs and expenses decreased by 0.8% from NT$143.1 billion in 2008 to NT$142.0 billion (US$4.4 billion) in 2009. This decrease was primarily due to decreases in operating costs and marketing expenses. As a percentage of revenues, operating costs and expenses increased from 71.0% in 2008 to 71.5% in 2009.

Operating Costs

Operating costs include personnel expenses, international settlement costs, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among mobile operators.

Our operating costs decreased by 0.7% from NT$113.5 billion in 2008 to NT$112.7 billion (US$3.5 billion) in 2009. This decrease was principally a result of a decrease of NT$1.8 billion (US$55.7 million) related to depreciation and amortization and a NT$0.6 billion (US$19.1 million) decrease in taxes, partially offset by a NT$2.0 billion (US$62.6 million) increase in ICT costs, MOD related costs and government service costs due to the increase in revenue.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 1.9% from NT$22.7 billion in 2008 to NT$22.3 billion (US$0.7 billion) in 2009. This decrease was principally a result of a NT$0.3 billion (US$7.8 million) decrease in promotional expenses.

General and administrative

Our general and administrative expenses increased by 2.3% from NT$3.7 billion in 2008 to NT$3.8 billion (US$0.1 billion) in 2009. This increase was principally a result of a NT$0.1 billion (US$4.0 million) increase due to the consolidation of our subsidiaries.

Research and development

Our research and development expenses remained flat at NT$3.2 billion (US$0.1 billion) between 2008 and 2009. Our research and development expenses increased as a percentage of our revenues from 1.56% in 2008 to 1.60% in 2009. This increase was principally a result of a NT$0.1 billion (US$3.4 million) increase in personnel expenses.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
For the year ended December 31, 2009
Operating costs and expenses	67.6	58.3	15.1	14.2	4.6	(17.8)	142.0
Depreciation and amortization	24.0	8.4	2.3	1.4	0.2	—	36.3
For the year ended December 31, 2008
Operating costs and expenses	69.5	57.7	13.5	14.6	3.8	(16.0)	143.1
Depreciation and amortization	25.5	8.9	2.4	1.3	0.1	—	38.2

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 2.6% from NT$69.5 billion in 2008 to NT$67.6 billion (US$2.0 billion) in 2009, primarily due to a NT$0.6 billion (US$18.5 million) decrease in material costs and expenses. Our depreciation and amortization expenses relating to our domestic fixed communications business decreased by 5.9% from NT$25.5 billion in 2008 to NT$24.0 billion (US$0.7 billion) in 2009. The decrease was primarily due to a decrease in depreciation expenses reflecting a slowdown in capital expenditures.

Mobile communications

Our mobile communications operating costs and expenses increased by 1.0% from NT$57.7 billion in 2008 to NT$58.3 billion (US$1.8 billion) in 2009. This increase was primarily due to an increase of NT$1.1 billion (US$33.8 million) in leased line expenses and an NT$0.3 billion (US$9.7 million) increase in connection fees. Our depreciation and amortization expenses relating to mobile communications business decreased by 5.5% from NT$8.9 billion in 2008 to NT$8.4 billion (US$0.3 billion) in 2009. This decrease was mainly due to a decrease in depreciation expenses reflecting a slowdown in capital expenditures.

Internet

Our internet operating costs and expenses increased by 11.5% from NT$13.5 billion in 2008 to NT$15.1 billion (US$0.5 billion) in 2009. This increase was primarily due to a NT$0.6 billion (US$19.4 billion) increase in leased line expenses and a NT$0.5 billion (US$14.7 million) increase in expenses related to our corporate solution services and ICT. Our depreciation and amortization expenses relating to our internet business decreased by 1.1% from NT$2.4 billion in 2008 to NT$2.3 billion (US$0.1 million) in 2009. The decrease is mainly due to a slowdown in capital expenditures.

International fixed communications

Our international fixed communications costs and expenses decreased by 2.6% from NT$14.6 billion in 2008 to NT$14.2 billion (US$0.4 billion) in 2009. The decrease was primarily due to a decrease of NT$0.6 billion (US$18.5 million) in interconnection fees and a NT$0.3 billion (US$9.4 million) decrease in connection fees. Our depreciation and amortization expenses relating to international fixed communications business increased by 5.9% from NT$1.3 billion in 2008 to NT$1.4 billion (US$43.9 million) in 2009. The slight increase is mainly due to an increase in capital expenditures.

Others

Our costs and expenses from our other business increased by 21.1% from NT$3.8 billion in 2008 to NT$4.6 billion (US$0.1 billion) in 2009. The increase was primarily due to the consolidation of our subsidiaries.

Operating Income and Operating Margin

As a result of the foregoing, our operating income decreased by 3.7% from NT$58.6 billion in 2008 to NT$56.4 billion (US$1.8 billion) in 2009. Our operating margin decreased from 29.0% in 2008 to 28.4% in 2009.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2009*
Service revenues from external customers	71.5	86.5	23.7	15.2	1.5	—	198.4
Intersegment service revenues	13.7	1.9	0.7	1.5	—	(17.8)	—
Interest income	—	—	—	—	0.5	—	0.5
Other income	—	0.1	0.1	—	0.7	—	0.9

	85.2	88.5	24.5	16.7	2.7	(17.8)	199.8

Segment income before tax	17.4	30.2	9.3	2.6	(2.3)	—	57.2

For the year ended December 31, 2008*
Service revenues from external customers	73.1	88.8	23.0	15.9	0.8	—	201.7
Intersegment service revenues	11.9	1.9	0.6	1.6	—	(16.0)	—
Interest income	—	—	—	—	1.9	—	1.9
Other income	0.2	0.2	—	—	1.0	—	1.4

	85.2	90.9	23.6	17.5	3.7	(16.0)	205.0

Segment income before tax	15.5	33.2	10.1	2.9	(2.0)	—	59.7

(*)	Due to the redefinition of our financial reporting segments into five operating segments for fiscal year 2009, segment disclosures for 2008 have been changed to conform to the segment disclosures of 2009.

As a result of the foregoing, in 2008 compared to 2009: segment income before tax for our domestic fixed communications business increased by 12.8% from NT$15.5 billion to NT$17.4 billion (US$0.5 billion); segment income before tax for our mobile communications business decreased by 9.0% from NT$33.2 billion to NT$30.2 billion (US$0.9 billion); segment income before tax for our internet business decreased by 7.2% from NT$10.1 billion to NT$9.3 billion (US$0.3 billion); segment income before tax for our international fixed communications business decreased by 12.4% from NT$2.9 billion to NT$2.6 billion (US$79.8 million); and segment loss for our others business segment increased by 17.5% from NT$2.0 billion to NT$2.3 billion (US$72.1 million).

Other Income, Net

Our other income, net decreased by 24.4% from NT$1.1 billion in 2008 to NT$0.8 billion (US$26.4 million) in 2009. This decrease was primarily to a NT$1.4 billion (US$45.0 million) decrease in interest income, partially offset by a NT$1.1 billion (US$33.1 million) decrease in the impairment loss on assets.

Income Tax

Our income tax was NT$13.9 billion in 2008, compared to NT$12.7 billion (US$0.4 billion) in 2009. Our effective tax rate was 23.3% in 2008 and 22.3% in 2009.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent decreased by 2.8% from NT$45.0 billion in 2008 to NT$43.8 billion (US$1.4 billion) in 2009. Our net margin was 22.3% in 2008 and 22.1% in 2009.

The year ended December 31, 2008 compared with the year ended December 31, 2007

Revenues

Our revenues increased by 2.2% from NT$197.4 billion in 2007 to NT$201.7 billion in 2008. This increase was primarily due to an increase in operating revenues from mobile communications, internet and international fixed communications.

Domestic fixed communications

Domestic fixed line revenues comprised 37.6% and 36.2% of our revenues in 2007 and 2008, respectively. Our domestic fixed line revenues decreased by 1.6% from NT$74.3 billion in 2007 to NT$73.1 billion in 2008.

Local telephone services. Our local telephone revenues decreased from NT$35.7 billion in 2007 to NT$34.6 billion in 2008. This reflects an 8.1% decline in traffic volume from 17.3 billion minutes in 2007 to 15.9 billion minutes in 2008, offset by a 1.4% increase in average local usage fees. The decline in traffic volume was primarily due to the continued traffic migration from fixed line services to mobile services. We expect this trend to continue as broadband and mobile services become more widely adopted in Taiwan. However, we believe the rate of traffic migration from fixed line services to broadband and mobile services is slowing. The decline in traffic volume reflects a continued decrease in the number of customers of our discounted internet tariff package. Our local interconnection revenues decreased by NT$0.1 billion between these two years because of a decrease in local interconnection volume.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 6.8% from NT$9.1 billion in 2007 to NT$8.5 billion in 2008. This decrease was mainly due to a decrease in traffic volume from 4.3 billion minutes in 2007 to 4.0 billion minutes in 2008. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to mobile services and VoIP. The rate of migration from fixed line services to mobile services has been slowing in the past two years as the mobile market becomes increasingly saturated. Our interconnection revenues also decreased as a result of more direct connections between private operators.

Broadband access. The number of our ADSL customers decreased from 3.7 million 2007 to 3.2 million in 2008. These decreases mainly reflect customer migration to our FTTx services. There was an increase in the number of FTTx customers from approximately 0.5 million in 2007 to approximately 1.1 million in 2008.

Domestic leased line. We continue to derive a substantial portion of our data revenues from leased line services. While demand for higher speed leased lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators, as well as the continued migration of domestic leased line customers to broadband services.

MOD. Our MOD revenues increased by 76.1% from NT$0.4 billion in 2007 to NT$0.6 billion in 2008 primarily due to an increase in the number of customers.

Mobile communications

Mobile communications revenues comprised 43.5% and 44.0% of our revenues in 2007 and 2008, respectively. Our mobile communications revenues increased by 3.4% from NT$85.9 billion in 2007 to NT$88.8 billion in 2008. While we experienced a slight increase in outgoing traffic volume of 0.1% from 9.6 billion minutes in 2008, we experienced an overall decrease in total traffic volume in 2008 mainly due to a decline in incoming traffic volume of 1.8% compared to 2007 as a result of the deteriorating global economy.

Sales of mobile handsets and data cards. Revenues from our sales of mobile handsets and data cards comprised 6.6% and 8.1% of our revenues in 2007 and 2008, respectively. Revenues from our mobile handset business segment increased by 24.1% from NT$13.2 billion in 2007 to NT$16.3 billion in 2008. This increase was principally due to a significant increase in sales of 3G mobile handsets and data cards, which led to an increase in Senao’s revenues in 2008. This increase was also attributed to the fact that we consolidated the results of operations of our subsidiary, Senao, for the full year in 2008 but for only 8.5 months in 2007.

Internet

Internet revenues comprised 10.6% and 11.4% of our revenues in 2007 and 2008, respectively. Our revenues attributable to internet business increased by 9.8% from NT$21.0 billion in 2007 to NT$23.0 billion in 2008. The increase was also due to a 2.0% increase in the number of our total HiNet broadband subscribers from approximately 3.4 million as of December 31, 2007 to approximately 3.5 million as of December 31, 2008. Our HiNet subscribers remained at approximately 4.1 million subscribers as of December 31, 2007 and 2008. As of December 31, 2008, approximately 81.5% of our broadband customers were also HiNet subscribers, using HiNet as their ISP.

International fixed communications

Our international fixed communications revenues increased by 0.9% from NT$15.8 billion in 2007 to NT$15.9 billion in 2008. This increase was mainly due to an increase in revenues from our international leased line services and international data services, partially offset by a slight decrease in revenues of our international long distance telephone service.

International long distance telephone services. Our international long distance telephone revenues decreased by 1.4% from NT$14.3 billion in 2007 to NT$14.0 billion in 2008. This decrease was mainly due to (i) an overall decrease in international direct dial services due to the deteriorating global economy and (ii) competition from other service providers in the market for prepaid phone cards targeted towards foreign workers, which resulted in a decrease of 0.6% in outgoing traffic volume from 2007 to 2008. Our international settlement revenues increased by 18.3% from NT$3.2 billion in 2007 to NT$3.7 billion in 2008. This increase was primarily due to the 16.9% increase in incoming traffic volume.

Operating Costs and Expenses

Our operating costs and expenses increased by 4.4% from NT$137.1 billion in 2007 to NT$143.1 billion in 2008. This increase was primarily due to increases in operating costs and administrative expenses. As a percentage of revenues, operating costs and expenses increased from 69.4% in 2007 to 71.0% in 2008.

Operating Costs

Operating costs include personnel expenses, international settlement costs, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among mobile operators.

Our operating costs increased by 6.5% from NT$106.7 billion in 2007 to NT$113.5 billion in 2008. This increase was principally a result of a increase of NT$5.3 billion from the cost of goods sold, which resulted from the consolidation of Senao’s operating costs and was partially offset by a NT$0.7 billion decrease in personnel expenses reflecting a decrease in expenses related to the special termination benefits under our early retirement programs in 2007 and 2008.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 4.2% from NT$23.7 billion in 2007 to NT$22.7 billion in 2008. This decrease was principally a result of a NT$1.0 billion decrease in promotional expenses.

General and administrative

Our general and administrative expenses increased by 7.5% from NT$3.4 billion in 2007 to NT$3.7 billion in 2008. This increase was principally a result of a NT$0.2 billion increase due to the consolidation of Senao’s general and administrative expenses.

Research and development

Our research and development expenses decreased by 2.9% from NT$3.3 billion in 2007 to NT$3.2 billion in 2008. Our research and development expenses decreased as a percentage of our revenues from 1.7% in 2007 to 1.6% in 2008. This decrease was principally the result of a NT$0.1 billion decrease in depreciation.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
As of and for the year ended December 31, 2008
Operating costs and expenses	69.5	57.7	13.5	14.6	3.8	(16.0)	143.1
Depreciation and amortization	25.5	8.9	2.4	1.3	0.1	—	38.2
As of and for the year ended December 31, 2007
Operating costs and expenses	69.8	52.3	12.0	15.2	3.5	(15.7)	137.1
Depreciation and amortization	26.6	9.1	2.6	1.4	0.1	—	39.8

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 0.5% from NT$69.8 billion in 2007 to NT$69.5 billion in 2008, primarily due to a NT$0.3 billion decrease in collection fees. Our depreciation and amortization expenses relating to our domestic fixed communications business decreased by 4.3% from NT$26.6 billion in 2007 to NT$25.5 billion in 2008. The decrease was primarily due to an increase in fully depreciated fixed assets.

Mobile communications

Our mobile communications operating costs and expenses increased by 10.3% from NT$52.3 billion in 2007 to NT$57.7 billion in 2008. This increase was primarily due to an increase of a NT$2.9 billion increase in cost of goods sold and a NT$1.5 billion increase in collection fees. Our depreciation and amortization expenses relating to mobile communications business decreased by 2.3% from NT$9.1 billion in 2007 to NT$8.9 billion in 2008.

Internet

Our internet operating costs and expenses increased by 12.9% from NT$12.0 billion in 2007 to NT$13.5 billion in 2008. This increase was primarily due to a NT$1.0 billion increase in leased line expenses and a NT$0.2 billion increase in maintenance expenses. Our depreciation and amortization expenses relating to our internet business decreased by 8.1% from NT$2.6 billion in 2007 to NT$2.4 billion in 2008. The decrease is mainly due to a slowdown in capital expenditures.

International fixed communications

Our international fixed communications costs and expenses decreased by 3.9% from NT$15.2 billion in 2007 to NT$14.6 billion in 2008. The decrease was primarily due to a decrease of NT$0.6 billion in international settlement fees. Our depreciation and amortization expenses relating to international fixed communications business increased by 1.5% from NT$1.4 billion in 2007 to NT$1.3 billion in 2008.

Others

Our costs and expenses from our other business increased by 10.5% from NT$3.5 billion in 2007 to NT$3.8 billion in 2008. The increase was primarily due to our consolidation of the results of operations of Senao, which became our subsidiary starting April 12, 2007.

Operating Income and Operating Margin

As a result of the foregoing, our operating income decreased by 3.0% from NT$60.3 billion in 2007 to NT$58.6 billion in 2008. Our operating margin decreased from 30.6% in 2007 to 29.0% in 2008.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2008*
Service revenues from external customers	73.1	88.8	23.0	15.9	0.8	—	201.7
Intersegment service revenues	11.9	1.9	0.6	1.6	—	(16.0)	—
Interest income	—	—	—	—	1.9	—	1.9
Other income	0.2	0.2	—	—	1.0	—	1.4

	85.2	90.9	23.6	17.5	3.7	(16.0)	205.0

Segment income before tax	15.5	33.2	10.1	2.9	(2.0)	—	59.7

For the yr ended December 31, 2007*
Service revenues from external customers	74.3	85.9	21.0	15.8	0.4	—	197.4
Intersegment service revenues	11.4	2.5	0.3	1.4	—	(15.6)	—
Interest income	—	—	—	—	1.5	—	1.5
Other income	0.1	0.3	—	0.1	0.4	—	0.9

	85.8	88.7	21.3	17.3	2.3	(15.6)	199.8

Segment income before tax	15.7	36.3	9.3	2.1	(1.6)	—	61.8

(* )

Due to the redefinition of our financial reporting segments into five operating segments for fiscal year 2009, segment disclosures for 2007 and 2008 have been changed to conform to the segment disclosures of 2009.

As a result of the foregoing, segment income before tax for our domestic fixed communications business decreased by 1.7% from NT$15.7 billion to NT$15.5 billion; segment income before tax for our mobile communications business decreased by 8.6% from NT$36.3 billion to NT$33.2 billion; segment income before tax for our internet business increased by 8.3% from NT$9.3 billion to NT$10.1 billion; segment income before tax for our international fixed communications business increased by 37.5% from NT$2.1 billion to NT$2.9 billion; and segment loss for our others business segment increased by 18.25% from NT$1.7 billion to NT$2.30 billion.

Other Income, Net

Our other income, net decreased by 23.1% from NT$1.5 billion in 2007 to NT$1.1 billion in 2008. This decrease was primarily to a NT$1.1 billion increase in impairment losses on assets and a NT$0.6 billion increase in loss on disposal of financial instruments, net from 2007 to 2008, partially offset by an increase of NT$1.1 billion in valuation gain on financial instruments, net from 2007 to 2008.

Income Tax

Our income tax was NT$13.1 billion in 2007, compared to NT$13.9 billion (US$0.4 billion) in 2008. Our effective tax rate was 21.1% in 2007 and 23.3% in 2008.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent decreased by 6.7% from NT$48.2 billion in 2007 to NT$45.0 billion (US$1.4 billion) in 2008. Our net margin was 24.4% in 2007 and 22.3% in 2008.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in billions)
Net cash provided by operating activities	89.0	91.9	77.3	2.4
Net cash used in investing activities	(38.6)	(34.5)	(29.5)	(0.9)
Net cash used in financing activities	(44.3)	(52.3)	(56.5)	(1.8)
Effect of exchange rate changes	—	—	—	—
Effect of change in consolidated subsidiaries	(0.5)	—	0.7	—
Net increase in cash and cash equivalents	5.6	5.1	(8.0)	(0.3)
Cash and cash equivalents at end of year	76.2	81.3	73.3	2.3

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient for our present requirements.

In 2009, we generated NT$77.3 billion (US$2.4 billion) net cash from operating activities, as compared to NT$91.9 billion in 2008. The decrease in net cash from operating activities was primarily the result of a NT$4.0 billion (US$125.2 million) pension fund payment in December 2009.

In 2008, we generated NT91.9 billion net cash from operating activities, as compared to NT89.0 billion in 2007. The increase was primarily due to a NT$3.2 billion tax refund in 2008.

Historically, net cash from operating activities has been sufficient to cover our capital expenditures, including ongoing expansion and modernization of our networks.

In 2009, net cash used in investing activities was NT$29.5 billion (US$0.9 billion), a decrease from NT$34.5 billion in 2008. The decrease was primarily the result of decreases in acquisition of property, plant and equipment and held-to-maturity financial assets.

In 2008, net cash used in investing activities was NT$34.5 billion, a decrease from NT$38.6 billion in 2007. The decrease was primarily the result of a net decrease of NT$10.6 billion in available-for-sale financial assets, partially offset by an increase of NT$5.1 billion in acquisitions of property, plant and equipment.

In 2009, our net cash used in financing activities totaled NT$56.5 billion (US$1.8 billion), which mainly reflected NT$19.1 billion (US$0.6 billion) of cash distribution to our stockholders for a capital reduction plan and NTS37.8 (US$1.2 billion) billion of payment of dividends during that period.

In 2008, our net cash used in financing activities totaled NT$52.3 billion, which mainly reflected NT$9.6 billion of cash distribution to our stockholders for a capital reduction plan and NT$41.2 billion of payment of dividends during that period.

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

As of December 31, 2009, our primary source of liquidity was NT$73.3 billion (US$2.3 billion) in cash and cash equivalents.

On November 18, 2005, our subsidiary Chief Telecom Inc. obtained a secured loan in the amount of NT$23 million from Chinatrust Commercial Bank at an annual interest rate of 3.05%, with interest and principle payable monthly. This secured loan was repaid in full on November 18, 2007. As of December 31, 2008 and 2009, Chief Telecom has short-term unsecured loans in the amount of NT$258 million and NT$235 million (US$7.4 million) at interest rates at 1.7% and 1.15%, respectively. As of December 31, 2009, Chief Telecom has long-term unsecured loans in the amount of NT$310 million (US$9.7 million) at interest rates ranging from 2.01% to 2.04%.

Our subsidiary, Senao, obtained an unsecured loan of NT$20.0 million from Industrial Bank of Taiwan. Interest and principal are payable semiannually and the loan was repaid in full on May 4, 2008.

Our subsidiary, Spring House Entertainment Inc. applied for a secured loan from the Industrial Development Bureau of the Ministry of Economic Affairs for research and development purposes and obtained the loan from Taiwan Business Bank. As of December 31, 2008 and 2009, Spring House Entertainment Inc. has secured loans of NT$37.8 million (US$1.2 million) and NT$10.5 million (US$0.3 million), respectively, all with an interest rate of 1.0%.

As of December 31, 2009, Light Era Development Co., Ltd. has a secured loan from First Commercial Bank in the amount of NT$488 million (US$15.2 million) at an interest rate of 0.81%.

As of December 31, 2009, Chunghwa Precision Test Technology Co., Ltd., a subsidiary of Chunghwa Investment Co., Ltd. had unsecured loans of NT$40.0 million (US$1.3 million) at interest rates ranging from 1.20% to 1.23% from the Bank of Taiwan and E.SUN Bank and a secured loan of NT$18.2 million (US$0.6 million) from E.SUN Bank at an interest rate of 1.37%.

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

Through the use of Piping Fund, governmental agencies constructed new underground fixed lines and conduits and perform ongoing maintenance operations. This fund was used to finance various telecommunications infrastructure projects.

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

Capital Expenditures

The following table sets forth a summary of our capital expenditures for the periods indicated.

	For the year ended December 31,
	2007		2008		2009
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	15.5	62%	20.7	69%	15.9	62%
Mobile communications business	5.4	22	5.2	17	5.0	20
Internet business	1.7	7	2.2	7	2.1	8
International fixed communications business	1.9	8	1.2	4	1.3	5
Others	0.6	1	0.8	3	1.2	5

Total capital expenditures	25.1	100%	30.1	100%	25.5	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2010.

	For the year ending December 31, 2010
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	20.5	65.3%
Mobile communications business	5.2	16.6
Internet business	2.8	8.9
International fixed communications business	1.9	6.0
Others	1.0	3.2

Total capital expenditures	31.4	100.0%

We expect our total capital expenditures to be approximately NT$31.4 billion in 2010. In future periods, we expect our total capital expenditures to rise due to the launch of new businesses, FTTx network expansion, access bandwidth enhancement and 3G/3.5G/3.75G mobile network expansion. We expect to finance these capital expenditures with our cash flows from operations.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2007, 2008 and 2009.

Recent Accounting Pronouncements

In December 2008, the FASB issued new guidance relating to the disclosure requirements for defined benefit plans, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. As discussed in Note 28, pension funds are administered by the Labor Pension Fund Supervisory Committee, or the Committee, and the investment policies, strategies and plan assets allocation is under the Committee’s control. In addition, the Committee does not provide detailed information to the public for the investment portfolios of the pension plan assets. Therefore, we cannot meet the pension plan asset disclosure requirements included in the new guidance.

We adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories”, or SFAS No. 10, beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The adoption of the revised SFAS No. 10 did not have a significant impact on our financial position or results of operations for the year ended December 31, 2009.

In April 2009, the ARDF issued Statement of Financial Accounting Standards No. 41 “Operating Segments”, or SFAS No. 41. This statement supersedes the Statement of Financial Accounting Standards No. 20 “Segment Reporting”. This new statement allows users of financial statements to see performance of segments from viewpoint of chief operating decision maker. We early adopted SFAS No. 41 starting from September 1, 2009.

In June 2009, the FASB issued the FASB Accounting Standards Codification, or the Codification, The Codification has become the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. We applied the Codification to our quarterly report for the period ended September 30, 2009. The Codification does not change GAAP and we believe it did not have a material impact on our financial position or results of operations for the year ended December 31, 2009.

In June 2009, the FASB issued new guidance relating to the disclosure requirements for transfers of financial assets. This new guidance is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about transfers of financial assets. The new guidance is effective for annual reporting periods that begin after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We are currently evaluating the impact of the adoption of the guidance.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities. This accounting standard clarified that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This accounting standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. We are currently evaluating the impact of the adoption of this standard.

In September 2009, the FASB issued new guidance relating to revenue arrangements with multiple deliverables which established the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, the update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The update is effective for fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact of the adoption of the update.

In January 2010, the FASB issued new guidance to clarify that the scope of the decrease in ownership provisions and provides amendments that affect the accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit for an equity interest in another entity. The new accounting standard is effective beginning for the first interim and annual reporting period on or after December 15, 2009. We do not expect that the new accounting standard will have a material impact on our financial statements.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and stockholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP as of and for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
	NTS	NTS	NTS	US$
	(in billions)
R.O.C. GAAP:
Consolidated net income	48.7	45.8	44.5	1.4
Attributable to:
Stockholders of the parent	48.2	45.0	43.8	1.4
Minority interests	0.5	0.8	0.7	—
U.S. GAAP:
Net income	49.8	44.2	45.8	1.4
Attributable to:
Stockholders of the parent	49.5	43.7	45.1	1.4
Noncontrolling interests	0.3	0.5	0.7	—

	As of December 31,
	2007	2008	2009
	NTS	NTS	NTS	US$
	(in billions)
Total stockholders’ equity:
R.O.C. GAAP	397.8	379.7	379.0	11.9
U.S. GAAP	320.5	305.9	306.5	9.6

Note 34 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant difference between R.O.C. GAAP and U.S. GAAP as they related to us and a reconciliation of net income and stockholders’ equity.

C. Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2007, 2008 and 2009, our research and development expenses were approximately NT$3.3 billion, NT$3.2 billion and NT$3.2 billion (US$99.3 million), respectively, or approximately 1.6%, 1.6% and 1.6% of our revenues, respectively.

As of March 31, 2010, we have more than 1,282 researchers focusing on the following areas:

•	wireless communication;

•	broadband transmission and access;

•	internet and multimedia applications;

•	network operation support;

•	customer service information;

•	advanced technologies research; and

•	customer premises equipment.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our ADSL deployment, internet-based call center, e-commerce platform, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of March 31, 2010, we have been granted 346 domestic patents and 53 foreign patents.

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

E. Off-Balance Sheet Arrangements

We entered into forward exchange contracts and index future contracts and currency options to reduce our exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and in stock prices for the years ended December 31, 2007, 2008 and 2009. Net gains and losses arising from derivative financial instruments for the years ended December 31, 2007, 2008, and 2009 were NT$866 million (including realized settlement losses of NT$271 million and valuation losses of NT$595 million), NT$486 million (including realized settlement losses of NT$38 million and valuation gains of NT$524 million) and NT$72 million (US$2.3 million) (including realized settlement losses of NT$26 million (US$0.8 million) and valuation gain of NT$98 million (US$3.1 million), respectively.

In September 2007, we entered into a ten-year foreign currency derivative contract with Goldman Sachs Group Inc., or Goldman Sachs, in order to hedge foreign currency fluctuation risks caused by capital expenditure payments and international call settlement fees, which were primary denominated in U.S. dollars. In accordance with the terms of the contract, we deposited US$3.0 million with Goldman Sachs, with Goldman Sachs offering an annual interest rate of 8% on this deposit. Under the terms of the contract, if the spot exchange rate of NT dollars against U.S. dollars was less than NT$31.50 per US$1.00 at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, we were required to make a cash payment to Goldman Sachs. The amount of payment is determined by the difference between the applicable exchange rates and using a base amount of US$4.0 million. Conversely, if the spot exchange rate of NT dollars against U.S. dollars was above NT$31.50 per US$1.00 using the same valuation methodology, Goldman Sachs would have a payment obligation in an amount determined using a base amount of US$2.0 million. On October 21, 2008, the derivative contract was automatically terminated under the knock-out clause because the spot exchange rate of NT dollars against U.S. dollars rose above NT$32.70.

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2009.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(NT$ in billions)
Contractual Obligations(1)
Short-term loans	0.8	0.8	—	—	—
Long-term loans	0.3	0.1	—	0.2	—
Obligations related to ST-2 satellite	6.0	2.4	3.6	—	—
Operating leases(2)	5.4	1.7	2.4	1.3	—

Total	12.5	5.0	6.0	1.5	—

(1)	Accrued pension liabilities of NT$1.2 billion (US$38.1 million) as of December 31, 2009 have not been included in the table above.
(2)	Operating leases obligations are described in note 31 to our audited consolidated financial statements included elsewhere in the annual report.

As of December 31, 2009, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$230 million (US$7.2 million), and acquisition of telecommunications equipment of NT$18.0 billion (US$564.0 million), and contacts for printing bills, envelopes and telephone directories of NT$60 million (US$1.9 million).

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

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors and supervisors and such person’s position as of March 31, 2010. There is no family relationship among any of these persons. All of our directors and supervisors were elected at our annual general stockholders’ meeting held on June 15, 2007 and have terms from June 15, 2007 to June 14, 2010.

Name	Age	Position
Shyue-Ching Lu	61	Chairman, chief executive officer and director
Shaio-Tung Chang	63	President and director
Mu-Shun Lin	60	Director
Guo-Shin Lee	48	Director
Gordon S. Chen	56	Director
Yi-Bing Lin	49	Director
Jennifer Yuh-Jen Wu	49	Director
Shih-Wei Pan	55	Director
Jing-Twen Chen(1)	56	Director
Zse-Hong Tsai(1)	49	Director
Shih-Peng Tsai	61	Director
Shu-Chen Chen	56	Supervisor
Ming-Shyan Yang	54	Supervisor
Yung An Yen	65	Supervisor

(1)	Independent director.

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

Guo-Shin Lee is a director of our company. Mr. Lee is currently the director of the accounting department at the Ministry of Transportation and Communications. He graduated from the department of accounting at Tamkang University with a bachelor’s degree.

Gordon S. Chen is a director of our company, and also the Chairman of Gre Tai Securities Market. Dr. Chen has more than 28 years of services in financial sector. He gained in-depth financial expertise and hands-on banking experience from several government positions, such as chairman of Taiwan Stock Exchange Corporation and chairman of Taiwan Certificate Authority Corporation. Dr. Chen obtained a Ph.D. degree from the National Taiwan University, a master’s degree in Public Finance from National Chengchi University and a bachelor’s degree in economics at the Chinese Culture University.

Yi-Bing Lin is a director of our company. Dr. Yi-Bing Lin received his bachelor’s degree from the National Cheng Kung University in Tainan, Taiwan in 1983, and his Ph.D. from the University of Washington in Seattle in 1990. From 1990 to 1995, he was a research scientist with Bellcore (Telcordia). He then joined the National Chiao Tung University, or NCTU, in Taiwan where he remains. In 1996, he served as the deputy director of Microelectronics and Information Systems Research Center at the NCTU. Between 1997 and 1999, Dr. Lin was chairman of the Department of Computer Science & Information Engineering at the NCTU. Since 2000, he has also been appointed as an adjunct research fellow at the Academia Sinica. Between 2004 and 2006, Dr. Lin was appointed the vice president of the office of research and development at the NCTU. Since 2007, Dr. Lin has served as the dean of the College of Computer Science at the NCTU.

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

Jing-Twen Chen is an independent director of our company. Dr. Chen is also a professor at the finance department of the National Central University in Taiwan. Dr. Chen holds a Ph.D. degree in finance from the National Taiwan University of Science and Technology.

Zse-Hong Tsai is an independent director of our company. Dr. Tsai is also currently a professor of electrical engineering at the National Taiwan University. His research interest includes broadband networking, performance evaluation and telecommunication regulations. Dr. Tsai holds a Ph.D. degree and a master’s of science degree in electrical engineering from the University of California, Los Angeles, and a bachelor of Science degree in electrical engineering from the National Taiwan University.

Shih-Peng Tsai is a director of our company. Mr. Tsai replaced Hsu-Chung Simon Chang as a director on March 16, 2009. Mr. Tsai is also currently a representative of the Member’s Convention of the Chunghwa Telecom Workers Union and serves as a manager of Min-Syong service centers. Mr. Tsai graduated from Ta Tung Junior Technological College of commerce.

Shu-Chen Chen is a supervisor of our company. Ms. Chen is the office director of the Secretary-General Office of the Executive Yuan. She holds a master’s degree in public administration and policy from the National Taipei University.

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

The following people served as directors or supervisors on our board during 2009 but are no longer serving with us due to resignations or replacements.

Yu Cheng was a director of our company until he resigned in March 2009. Mr. Cheng was the vice chairman of the Fair Trade Commission of the Executive Yuan from 2001 to 2002, the president of Taiwan Television Enterprise, Corp. from 2002 to 2006, and the chairman of Radio Taiwan International from 2006 to 2008. Mr. Cheng holds a Master’s of Business Administration degree from National Cheng Chi University and bachelor’s degree in economics from the National Taiwan University.

Hsu-Chung Simon Chang was a director of our company until he was replaced by Shih-Peng Tsai in March 2009. Mr. Chang was the president of the Chunghwa Telecom Workers Union. He holds a master’s degree in public affairs management from the National Sun Yat-Sen University and a bachelor’s degree in Foreign Languages & Literature from National Cheng Kung University. Mr. Chang is currently a student in the Ph.D. program at the Institute of Public Affair Management of the National Sun Yat-Sen University.

Yuan-Hui Cheng was a director of our company. Mr. Cheng was replaced by Yi-Bing Lin as a director in May 2009. Mr. Cheng is a senior secretary at the Ministry of Transportation and Communications. Mr. Cheng holds a bachelor’s degree in Chinese from Tamkang University in Taiwan.

Chao-I Hsieh was a director of our company. Mr. Hsieh was replaced by Gordon S. Chen as a director in May 2009. Mr. Hsieh is also a senior counselor of the Ministry of Transportation and Communications. He holds Ph.D. & M.A. degrees from the University of Pennsylvania and he majored in city planning and real estate management.

Jiann-Yen Chen was a director of our company. Mr. Chen resigned as a director on July 29, 2009. Mr. Chen is currently the general secretary of the Ministry of Transportation and Communications. Mr. Chen was the director of the Taiwan Area National Freeway Bureau from 2005 to 2006. He holds a bachelor’s degree in law from Soochow University in Taiwan.

Tay-Shing Lee was a director of our company. Mr. Lee was replaced by Guo-Shin Lee as a director on January 25, 2010. Mr. Lee is currently the chief of the Taichung Harbor Bureau. Mr. Lee was previously the deputy director of the Budget Bureau of General Affairs of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Mr. Lee holds a bachelor’s degree in accounting from Feng Chia University in Taiwan.

Judy Fu-Meei Ju was a supervisor of our company but was replaced by Shu-Chen Chen in June 2009. Ms. Ju currently serves as a public prosecutor in the Taiwan Superior Court Prosecutor’s Officer. Ms. Ju was previously the director of the third department of the Executive Yuan and the director of the office of the Minister of the Executive Yuan. Ms. Ju holds a Ph.D. degree in law from the National Taiwan University.

The following table sets forth the name, age, position and tenure of each of our executive officers and such person’s position as of March 31, 2010. There is no family relationship among any of these persons.

Name	Age	Position
Shu Yeh	52	Chief financial officer and senior vice president
Jen-Hon Lin	64	Senior vice president
Tzong-Yen Chang	61	Senior vice president
Yen-Sung Lee	61	Senior vice president
Tzu-Han Huang	60	Executive vice president
Chi-Mau Sheih	56	Executive vice president
Mu-Piao Shih	57	Executive vice president
Shyang-Yih Chen	58	Executive vice president
Hsiu-Gu Huang	57	Executive vice president
Tai-Feng Leng	61	Executive vice president

Shu Yeh is our chief financial officer. Dr. Yeh served as an independent director of our company from June 2007 to January 2010. Dr. Yeh also served as a professor of accounting at National Taiwan University. Dr. Yeh holds a Ph.D. degree in accounting from the University of California, Los Angeles, a master’s degree in professional accounting from the University of Texas at Austin, and a bachelor’s degree in economics from the National Taiwan University.

Jen-Hon Lin is a senior vice president of our company. Mr. Lin is also a director on the board of Taipei Financial Center Corporation. Mr. Lin previously served as executive vice president and general manager of our Mobile Business Group from March 2007 to September 2009. He also previously served as executive vice president of our company and manager of our International Business Group from January 2006 to March 2007. Mr. Lin graduated from New York Institute of Technology with master’s degree in electrical engineering.

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

Mu-Piao Shih is an executive vice president and general manager of our Mobile Business Group. Mr. Shih is also a director of Chunghwa Investment Co., Ltd. Mr. Shih served as assistant vice president and deputy manager of our Mobile Business Group from March 2005 to September 2009. He also served as the senior chief engineer of our Mobile Business Group from October 2001 to March 2005. Mr. Shih holds a master’s degree in electronic engineering from the National Taiwan University.

Shyang-Yih Chen is an executive vice president and a manager of our Data Communications Business Group. Mr. Chen was the senior managing director of our value-added service department of our Data Communications Business Group from May 1997 to January 2005 and was an assistant vice president of our company and deputy manager of our Data Communications Business Group from January 2005 to September 2006. Mr. Chen holds a master’s degree in electronic engineering from National Taiwan University.

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

The following people served as our executive officers during 2009 but are no longer serving with us due to resignations or replacements.

Joseph C.P. Shieh is the chairman of Chunghwa Investment Co., Ltd. Dr. Shieh served as our chief financial officer from January 2007 to February 2010. Before joining us, Dr. Hsieh served as an executive vice president and spokesman for Mega Financial Holding Company from February 2003 to January 2007. During this time, he was also the chairman of Megan Venture Investment Co., Ltd. from October 2004 to January 2007 and the chief executive officer of the Investment Banking Business Group at Mega Financial Holding Company from July 2004 to January 2007. Dr. Hsieh holds a Ph.D. in finance from Kent State University in Ohio.

John C.C. Hsueh is the chairman of SENAO International Co., Ltd. Dr. Hsueh served as a senior vice president of our company from September 2006 to September 2009. He served as an executive vice president of our company from October 2000 to September 2006, when he was also a manager of our Northern Taiwan Business Group. Prior to joining us, Dr. Hsueh was the president of Telecom Laboratories from October 1998 to October 2000. Dr. Hsueh holds a Ph.D. in electrical engineering and computer science from Northwestern University.

Minsky Luo is the chairman of Taiwan International Standard Electronics Ltd. Dr. Luo served as a senior vice president of our company from November 2007 to September 2009. He was a director of ICT at R.R. Donnelly Financial and vice president of Life, a Disney/Hearst company, in New York and has ten years of experience at AT&T Bell Laboratories in Murray Hill, New Jersey. Dr. Luo also served briefly as an executive consultant for the Institute for Information Industry and has worked in Qatar, Saudi Arabia and other countries of the Gulf Cooperation Council. Dr. Luo holds a Ph.D. in applied mathematics and a master’s degree in computer science from the University of Wisconsin.

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

•

our president may receive a fixed monthly income of NT$300,000 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The president will not receive any additional compensation for his role as a director;

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

Any compensation above the stipulated amounts in the compensation plan for our directors and supervisors, including but not limited to profit-based bonuses, received by our directors and supervisors who are serving as representatives of the Ministry of Transportation and Communications or other legal persons will be collected by the Ministry of Transportation and Communications or the legal persons they represent, respectively. Our chairman, president, and labor representative to our board of directors—Shyue-Ching Lu, Shaio-Tung Chang, and Shih-Peng Tsai, respectively—do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The compensation plan was put into practice on January 1, 2006. The aggregate amount of compensation that we paid to our directors, supervisors and executive officers in 2008 and 2009 was NT$134,119,936 and NT$134,570,422, respectively. The aggregate amount of compensation in 2009 includes a NT$87,102,203 salary payment for directors, supervisors and executive officers, a NT$41,109,676 bonus for directors and supervisors and a NT$6,358,543 bonus for executive officers and a labor union director. The 2009 bonus for our directors and supervisors may not exceed 0.2% of our distributable earnings and must be approved at our 2010 annual general stockholders’ meeting.

Pursuant to R.O.C. disclosure rules, we have disclosed the compensation of our directors and supervisors and the compensation ranges of our senior management for the fiscal year ended December 31, 2009 as follows:

Directors	Total Compensation		Fixed Income	Dividends	Business Expenses
	(in NT$)
Zse-Hong Tsai	3,273,468		600,000	2,607,468	66,000
Jing-Twen Chen	3,255,468		600,000	2,607,468	48,000
Shu Yeh	3,253,468		600,000	2,607,468	46,000
Shyue-Ching Lu	10,490,364	(1)	—	2,607,468	—
Shaio-Tung Chang	9,806,374	(2)	—	2,607,468	—
Shih-Peng Tsai	4,329,217	(3)	—	2,607,468	—
Yi-Bing Lin	1,667,697		58,581	1,591,116	18,000
Mu-Shun Lin	2,703,468		96,000	2,607,468	—
Gordon S. Chen	1,830,793		219,677	1,591,116	20,000
Shih-Wei Pan	2,703,468		96,000	2,607,468	—
Jennifer Yuh-Jen Wu	2,733,468		96,000	2,607,468	30,000
Tay-Shing Lee	2,723,468		96,000	2,607,468	20,000
Jiann-Ye Chen	1,562,231		55,226	1,507,005	—
Yuan Hui-Cheng	1,060,781		37,420	1,023,361	—
Chao-I Hsieh	1,060,781		37,420	1,023,361	—
Yu Cheng	538,633		60,000	476,633	2,000
Hsu-chung Simon Chang	526,987	(4)	—	—	—

(1)	Includes NT$7,882,896 received as salary for serving as our chief executive officer.
(2)	Includes NT$7,198,906 received as salary for serving as our president.
(3)	Includes NT$1,662,512 received as salary and NT$59,237 received as business expenses as our employee.
(4)	Includes NT$526,987 received as salary as our employee.

Supervisors	Total Compensation	Fixed Income	Dividends	Business Expenses
	(in NT$)
Yung-An Yen	2,715,468	96,000	2,607,468	12,000
Ming-Shyan Yang	2,703,468	96,000	2,607,468	—
Shu-Chen Chen	1,456,869	51,733	1,405,136	—
Judy Fu-Meei Ju	1,260,599	44,267	1,202,332	14,000

Total Compensation	Senior Management
Below NT$2,000,000	none

NT$2,000,000 to NT$4,999,999	Yen-Sung Lee, Jen-Hon Lin, Tzong-Yen Chang, Joseph C.P. Shieh, Tzu-Han Huang, Chi-Mao Hsieh, Hsiu-Gu Huang, Mu-Piao Shih, Tai-Feng Leng, Shyang-Yih Chen, Yuan-Kuang Tu, Iee-Ray Wei, Jung-Ho Lee, John C.C. Hsueh, Minsky Luo, Lung-sing Liang

NT$5,000,000 to NT$9,999,999	none

Total	16 people

We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 11 directors. As of March 31, 2009, we had 14 directors, with 13 elected in June 2007 for three-year terms, which may be renewed for any number of consecutive terms, and one appointed by the Ministry of Transportation and Communications. The term of the director appointed by the Ministry of Transportation and

Communications began in April 2006 and expired on April 5, 2009 with the expiration of the two preferred shares the Ministry of Transportation and Communications held. One director resigned in July 2009 and one independent director resigned in January 2010. Both of these board seats remain vacant. Pursuant to the R.O.C. Company Law, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Our articles of incorporation provide for a board of directors consisting of seven to fifteen members. Pursuant to the R.O.C. Securities and Exchange Act, as amended in January 2006, the R.O.C. Financial Supervisory Commission on May 28, 2006 published a rule requiring listed non-financial-institution companies with paid-in capital exceeding NT$50 billion to appoint independent directors to serve on their board of directors in accordance with the Act. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. The number of independent directors shall be not less than one-fifth of the total number of directors and not less than two in number. Pursuant to both the R.O.C. Company Law and the R.O.C. Securities and Exchange Act, Article 12 Clause 1 of our article of incorporation provides for the election of, starting from the fifth stockholders’ meeting, at least three independent directors out of the 7-to-15-member board. We have used a nominating process, with the stockholders choosing the independent directors from the list of nominees. Accordingly, during the stockholders’ meeting in 2007, we have elected three independent directors. As Shu Yeh, one of our independent directors, resigned on January 31, 2010 to become our chief financial officer, there are currently only two independent directors serving on our board of directors, which does not meet the requirements under the R.O.C. Securities and Exchange Act and our articles of incorporation. According to Article 14-2 of the R.O.C. Securities and Exchange Act, if a vacancy of an independent director will cause a company to fail to meet the requirement with respect to the minimum number of independent directors, as long as there is at least one independent director serving on the board of directors, the company is allowed to have the seat(s) vacant until the following shareholders’ meeting and the election of a new independent director. We have scheduled to convene a shareholders’ meeting in June 2010 for the election of a new independent director. With respect to certain material decisions to be made by our company as specified in the R.O.C. Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors and supervisors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the R.O.C. Financial Supervisory Commission, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting.

In accordance with our articles of incorporation, we are required to have three to five supervisors. We currently have three supervisors. As of March 31, 2009, we had four supervisors, with three supervisors elected during the stockholders’ meeting in 2007 and one appointed by the Ministry of Transportation and Communications. The term of the supervisor appointed by the Ministry of Transportation and Communications expired on April 5, 2009 with the expiration of the two preferred shares the Ministry of Transportation and Communications held. In accordance with the R.O.C. Company Law, our supervisors are elected by our stockholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years and their term may be renewed for any number of consecutive terms. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements prepared by the board of directors prior to the annual general stockholders’ meeting, calling of and giving reports at stockholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our articles of incorporation or the resolutions adopted by our stockholders. The supervisors may be also removed from office at any time by a resolution adopted at a stockholders’ meeting.

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

Our audit committee was established in September 2004 and is comprised of our two independent directors: Jing-Twen Chen and Zse-Hong Tsai. As Shu Yeh, one of our independent directors, resigned on January 31, 2010 to become our chief financial officer, there are currently only two independent directors serving on our board of directors as of the date of this annual report. We will appoint three independent directors to the audit committee after the stockholder’s meeting in June 2010. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

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

As of December 31, 2009, we had approximately 27,915 employees on a consolidated basis. The following table is a breakdown of our employees from 2007 to 2009 on a consolidated basis.

	2007	2008	2009
Employees
Technical	14,185	14,459	14,490
Operations	10,008	10,589	11,643
Administrative	1,961	2,117	1,782

Total	26,154	27,165	27,915

The following table is a breakdown of our employees from 2007 to 2009 on a non-consolidated basis.

	2007	2008	2009
Employees
Technical	13,926	14,079	14,061
Operations	8,771	8,990	9,133
Administrative	1,441	1,482	1,474

Total	24,138	24,551	24,668

As of December 31, 2009, approximately 72% of our employees had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2009, which resulted in a reduction in our workforce of approximately 11,285 employees.

As of December 31, 2009, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. In addition, we will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Pursuant to our articles of incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee bonuses. Our practice in the past to determine the amount of the bonus has been based on the operating results. In the fourth quarter of 2009, we distributed an aggregate bonus to our employees of NT$1.6 billion, or 4.3% of our 2008 distributable earnings. Since the change in accounting regulations requiring bonuses in the form of stocks be recorded as an expense at their market value instead of their par value, we instead decided to distribute cash bonuses.

E. Share Ownership

As of March 31, 2010, our directors, supervisors and executive officers personally held an aggregate 874,261 of our common shares, representing around 0.01% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2010 by each of our directors, supervisors and executive officers.

Name	Number	%
Shyue-Ching Lu	*	*
Shaio-Tung Chang	*	*
Shih-Peng Tsai	*	*
Jen-Hon Lin	*	*
Tzong-Yen Chang	*	*
Yen-Sung Lee	*	*
Tzu-Han Huang	*	*
Chi-Mau Sheih	*	*
Mu-Piao Shih	*	*
Shyang-Yih Chen	*	*
Hsiu-Gu Huang	*	*
Tai-Feng Leng	*	*

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

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

An aggregate of 762,886,886 of our common shares had been sold under the two programs mentioned above. In addition, the Ministry of Transportation and Communications has sold 85,982,280 of our common shares to our employees at par value. These two employee subscription programs administered by the Ministry of Transportation and Communications were implemented in relation to our privatization. After privatization, we do not have any plans to implement any similar type of employee stock subscription programs.

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, whenever we issue new shares for cash, we must reserve up to 10% of the new shares for subscription by our employees.

Our consolidated subsidiary, Senao, is publicly traded on the Taiwan Stock Exchange and maintains a stock incentive plan that grants to its employees options to purchase common stock of Senao. As of December 31, 2008 and 2009, participants in Senao’s stock incentive plan had outstanding stock options to purchase 13.8 million and 9.3 million common shares of Senao, respectively.

ITEM 7.    MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 1, 2010, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

Name	As of April 1, 2007		As of April 1, 2008		As of April 1, 2009		As of April 1, 2010
	number	%	number	%	number	%	number	%
The Republic of China government(1)	3,473,946,787	35.93	3467,653,626	36.28	3,544,036,853	36.55	3,685,804,514	38.01
The Ministry of Transportation and Communications	3,423,082,447	35.41	3,407,782,982	35.65	3,422,148,723	35.29	3,422,148,720	35.29
Cathay Life Insurance	269,984,000	2.86	347,407,590	3.59	142,963,091	1.47	493,002,181	5.08

(1)	Includes shares held through the Ministry of Transportation and Communications and other government-controlled entities

The Ministry of Transportation and Communications owned 3,407,782,982, or 35.25%, 3,748,561,283, or 35.24% and 3,746,363,593, or 35.29%, of our outstanding common shares as of December 31, 2007, 2008 and 2009, respectively. Under our articles of incorporation, the Ministry of Transportation and Communications has the right to subscribe for two preferred shares when the government’s ownership of our outstanding common shares falls below 50%, and the Ministry of Transportation and Communications exercised such right on April 4, 2006. Under our articles of incorporation, the holder of preferred shares is entitled to certain rights, including the right to veto any change in our name or our business and any transfer of the whole or the main part of our business or property.

As of April 16, 2010, 32 record holders held 101,889,176 ADSs (each representing 10 ordinary shares), which represents approximately 10.5% of our total outstanding ordinary shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

We own 40% of Taiwan International Standard Electronics and 30% of Skysoft Co., Ltd. as of December 31, 2009. We purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics for approximately NT$0.9 billion in 2007, NT$0.9 billion in 2008 and NT$1.3 billion (US$41.8 million) in 2009. We acquired from Chunghwa System Integration network equipment and related supplies for approximately NT$0.6 billion in 2007. We believe that these transactions with Taiwan International Standard Electronics and Chunghwa System Integration have been conducted on arm’s length terms.

On January 15, 2007, we purchased a 31.3% stake, or 70,373,000 shares, of Senao, a distributor of mobile handsets in Taiwan. On April 1, 2007, we entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to our retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in our retail outlets and exclusively sells our SIM cards in Senao’s own retail stores. Senao became a consolidated subsidiary on April 12, 2007 upon our obtaining an additional 40% stake and majority board representation.

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

We established Senao International (Samoa) Holding Co., Ltd. and Senao International HK Limited in 2009. Senao International (Samoa) Holding Co., Ltd. will engage mainly in international investment activities and Senao International HK Limited will engage mainly in the telecommunications business. No capital was injected in either company and, as of the end of 2009, neither company was in operations.

On September 9, 2009, we acquired an additional 40% of the shares of Chunghwa Investment Co., Ltd. for NT$759 million (US$23.8 million). Our ownership in Chunghwa Investment increased from 49% to 89% and, starting from September 9, 2009, its subsidiaries are included in our consolidated financial statements. Chunghwa Investment Co., Ltd. was established in 2002 and engages mainly in telecommunication investment and telecommunication value-added services.

We established CHI One Investment Co., Ltd. in 2009. CHI One Investment Co., Ltd. engages mainly in investment activities. In January 2010, we made a capital injection of NT$14.4 million in CHI One Investment Co., Ltd.

We acquired 100% equity ownership of Yao Yong Real Property Co., Ltd. on March 1, 2010. Yao Yong Real Property Co., Ltd. engages mainly in the real estate leasing business.

On July 28, 2009, we provided a loan to our related party, ST-2 Satellite Ventures Pte., Ltd., in the amount of SG$23.9 million (NT$546.2 million) at an interest rate of 6.38% per annum. The outstanding balance of the loan and interest accrued was paid in full on April 1, 2010.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years ended December 31, 2005, 2006, 2007, 2008 and 2009. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends per common share(1)		Total dividends(1)
	(NT$ in billions)
Year ended December 31, 2005	4.50	(2)	42.6	(2)
Year ended December 31, 2006	4.58	(3)	44.3	(3)
Year ended December 31, 2007	6.36	(4)	60.8	(4)
Year ended December 31, 2008	4.83	(5)	46.8	(5)
Year ended December 31, 2009		(6)		(6)

(1)	Cash dividend unless otherwise indicated.
(2)	Includes stock dividends of NT$0.20 per common share (equivalent to 20 shares for every 1,000 shares held) representing total stock dividends of NT$1.9 billion.
(3)	Includes stock dividends of NT$1.00 per common share (equivalent to 100 shares for every 1,000 shares held) representing total stock dividends of NT$9.7 billion.
(4)	Includes stock dividends of NT$2.10 per common share (equivalent to 210 shares for every 1,000 shares held) representing total stock dividends of NT$20.1 billion.
(5)	Includes stock dividends of NT$1 per common share (equivalent to 100 shares for every 1,000 shares held) representing total stock dividends of NT$9.7 billion.
(6)	Dividends for 2009 are expected to be declared at our annual general stockholders’ meeting scheduled for June 18, 2010.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 16, 2010 was NT$61.9 per share.

A capital reduction plan approved at the general stockholders’ meeting on June 15, 2007 was executed in 2007. Trading of our shares was suspended in the Taiwan Stock Exchange from December 21, 2007 to January 8, 2008. Trading of our new shares commenced on January 9, 2008. The amount of the capital reduction was NT$9,667,845,090, corresponding to 966,784,509 common shares of 10,634,629,602 total listed common shares—a reduction ratio of 9.09090908834%. Every thousand shares were converted to 909.09090991165 shares. For the fractional common shares resulting from the capital reduction, we paid the stockholder cash based on the closing price on December 20, 2007, which was NT$59.9, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the Taiwan Stock Exchange Corporation.

Another capital reduction plan approved at the special stockholders’ meeting on August 14, 2008 was executed in 2009. The last trading date for our old shares was March 2, 2009. Trading of our shares was suspended in the Taiwan Stock Exchange from March 3 to March 19, 2009. Trading of our new shares commenced on March 20, 2009. The amount of the capital reduction was NT$19,115,553,820, corresponding to 1,911,555,382 common shares of total listed common shares—a reduction ratio of 16.46705301419%. Every thousand shares were converted to 835.329469858 shares. For the fractional common shares resulting from the capital reduction, we paid the stockholder cash based on the closing price on March 2, 2009, which was NT$54.9, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the Taiwan Stock Exchange Corporation.

An additional capital reduction plan approved at the general shareholders’ meeting on June 19, 2009 was executed in 2009. The last trading date for our old shares was January 20, 2010. Trading of our shares was suspended in the Taiwan Stock Exchange from January 21 to February 7, 2010. Trading of our new shares commenced on February 8, 2010. The amount of the capital reduction was NT$9,696,808,180, corresponding to 969,680,818 common shares of total listed common shares—a reduction ratio of 9.09090909006%. Every thousand shares were converted to 909.0909090994 shares. For the fractional common shares resulting from the capital reduction, we paid the stockholder cash based on the closing price on January 20, 2010, which was NT$58.1, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the Taiwan Stock Exchange Corporation

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
2005	46.40	41.48	9,635
2006	50.56	41.89	9,484
2007	62.43	49.44	11,554
2008	73.38	54.64	28,794
First Quarter	71.50	60.76	42,785
Second Quarter	73.38	66.58	24,797
Third Quarter	71.41	64.43	22,572
Fourth Quarter	67.56	54.64	27,603
2009	64.64	63.83	25,060
First Quarter	65.50	58.06	23,587
Second Quarter	60.72	54.23	38,345
Third Quarter	62.91	58.59	22,904
Fourth Quarter	61.64	61.61	15,774
October	62.91	61.61	18,413
November	62.80	61.72	12,537
December	64.64	62.37	16,205

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
2010 (through April 16)	64.53	59.3	13,229
First Quarter	64.53	59.3	13,529
January	64.53	62.91	20,899
February	60.00	59.30	29,583
March	62.1	60.5	11,427
Second Quarter (through April 16)	61.9	61.5	11,670
April (through April 16)	61.9	61.5	11,670

(1)	The historical prices and volumes of our common shares traded on the Taiwan Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q106. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 16, 2010 was US$19.46 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per AD(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2005	18.55	14.85	961
2006	20.06	15.71	1,226
2007	21.97	16.75	1,108
2008	24.36	16.02	1,785
First Quarter	24.36	17.40	2,543
Second Quarter	24.32	22.03	1,406
Third Quarter	23.70	19.92	1,249
Fourth Quarter	21.50	16.02	1,977
2009	20.14	15.85	949
First Quarter	19.57	15.85	1,025
Second Quarter	18.82	16.21	1,307
Third Quarter	19.56	17.90	817
Fourth Quarter	20.14	18.85	655
October	19.51	18.85	770
November	19.54	18.89	579
December	20.14	19.35	609
2010	20.41	17.95	668
First Quarter	20.41	17.95	691
January	20.41	18.40	578
February	18.84	17.95	659
March	19.43	18.86	810
Second Quarter (through April 16)	19.70	19.46	540
April (through April 16)	19.70	19.46	540

(1)	The historical prices and volumes of our ADSs traded on the New York Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 16, 2010, a total of 101,889,176 ADSs and 9,696,808,181 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China. As of April 16, 2010, 1,018,891,768 shares were registered in the name of a nominee of JP Morgan Chase Bank, the depositary under the deposit agreement.

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

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our articles of incorporation, includes (i) Telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the Republic of China, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) design, engineering and operation of information software and hardware service businesses, (v) technique and performance arts training, (vi) tourism and hotel business, (vii) apparatus and electric appliance installation and construction business, (viii) television program production, distribution and commercial business, (ix) broadcasting program distribution and commercial business, and (x) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

General

Under our articles of incorporation as last amended on June 19, 2009, our authorized capital was NT$120,000,000,000, divided into 12,000,000,000 common shares, with par value of NT$10 per share. We have set aside 200,000,000 common shares for the conversion of any future issuances of preferred shares, warrants or convertible debt. Our paid-in capital is NT$96,968,081,810 divided into 9,696,808,181 common shares. We currently do not have any other equity in the form of preferred shares, convertible bonds or otherwise outstanding as of the date of this annual report.

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 35.29% of our outstanding common shares as of December 31, 2009. The remainder of our outstanding shares is held by public stockholders and other investors.

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

We are not permitted to distribute dividends or make other distributions to stockholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Law also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our stockholders at a stockholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to stockholders. Under our articles of incorporation, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Pursuant to our current articles of incorporation, prior to distributing any dividends to our stockholders, we were required to first distribute (i) between 2% and 5% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Also, in accordance to a clarification letter issued by the Ministry of Economic Affairs of Taiwan for the explanation of Article 64 of the Business Accounting Law on January 24, 2007, starting from January 1, 2008, employee bonuses are now categorized as an expense instead of as distributable earnings.

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

Tax Treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium and Denmark, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2009, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Interest Rate Risk

We do not expect interest rate risk to have a material impact on our financial condition and results of operations. As of December 31, 2009, our subsidiaries had the following loans: (i) Light Era Development Co., Ltd., has a short-term loan in the amount of NT$488 million (US$15.3 million), which has an interest rate of 0.81% and is due in 2010, (ii) Spring House Entertainment Inc. has a secured loan of NT$10.5 million (US$0.3 million) with an interest rate of 1.0% and (iii) Chief Telecom has short-term unsecured loans in the amount of NT$235 million (US$7.4 million), which have interest rates at 1.15% and are due in 2010, and long-term unsecured loans in the amount of NT$310 million (US$9.7 million), which have interest rates ranging from 2.01% to 2.04% and are due in 2012.

Assuming an increase or decrease of 1% in the interest rates of our non-fixed interest rate loans, our interest payments in 2009 would have increased or decreased by NT$10.4 million (US$0.3 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We anticipate that our cash, cash equivalents and cashflow from operations will be sufficient to fund our working capital needs and capital expenditure plans for the foreseeable future. As of December 31, 2009, our cash and cash equivalents amounted to NT$73.3 billion (US$2.3 billion). The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital, and interest income accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) mutual funds denominated in foreign currencies.

Specifically, our foreign currency exposure relates primarily to our foreign currency derivative trading activities, purchase agreements denominated in foreign currencies, settlement of roaming and international traffic contracts in foreign currencies, and to a limited extent, cash and cash equivalents denominated in foreign currencies. We entered into currency swap contracts and forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding currency swap contracts on December 31, 2009 were as follows:

FX instrument	Currencies involved	Contract Amount
Currency swap contracts	US$/NT$	US$45,000,000
Forward exchange contracts—Buy	NT$/US$	NT$86,657,000

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

Net gain arising from all of our foreign currency trading hedging and derivative financial instruments for the year ended December 31, 2008 was NT$459.7 million, including realized settlement losses of NT$70.9 million and valuation gain of NT$530.6 million.

Net gain arising from all of our foreign currency trading, hedging and derivative financial instruments for the year ended December 31, 2009 was NT$63.4 million (US$2.0 million), including realized settlement losses of NT$62.9 million (US$2.0 million) and valuation gain of NT$126.3 million (US$4.0 million).

Equity Price Risk

We are exposed to equity risk as a result of the equities we hold. We entered into an investment mandate agreement with a global asset management company to manage a global portfolio of US$100 million in October 2006. In accordance with the investment guidelines and terms specified in this agreement, this mandate portfolio includes securities such as open-end bond mutual funds, global listed stocks and others. Its objective is to achieve absolute return while managing risk from a long-term perspective, and its benchmark is the three-month LIBOR rate plus 2% per annum. This investment mandate agreement was officially terminated in April 14, 2009. The accumulative return, calculated in U.S. dollars, during the term of this mandate portfolio was approximately 6.03%.

We are also exposed to equity price risk as a result of our available-for-sale equity securities, including our direct investments in other Taiwan-based companies and indirect purchases of publicly-traded equities through our participation in various investment funds. Our equity investments portfolio includes publicly-traded equities, NT dollar- and foreign currency-denominated mutual funds, exchange-traded funds, or ETFs, and real estate investment funds, or REITs, and we manage our equity investment portfolio in accordance with our internal regulations. The total value of our equity portfolio, excluding NT dollar-denominated quasi money market funds, amounted to NT$6.95 billion (US$0.2 billion) as of December 31, 2009, which is approximately 17.4% less than the total value of our equity portfolio as of December 31, 2008. This decline is mainly due to the net selling-down of our portfolio, partially offset by the increase in equity prices over 2009, and consolidation of available-for-sale equity securities (excluding NT dollar-denominated quasi money market funds) with CHI from 2009. In 2009, we recognized a net unrealized loss of NT$456.71 million (US$14.3 million) on our equity portfolio, which is approximately 78.2% less than that on our equity portfolio in 2008. This is mainly due to net selling-down of our portfolio, and the increase in equity price over 2009. For the year ended December 31, 2009, pursuant to R.O.C. and U.S. accounting regulations, we have recognized an impairment charge of NT$85.35 million (US$2.7 million) to our equity portfolio due to “other than temporary” impairment losses resulting from continuing adverse global financial and economic conditions during the first quarter of 2009. The value of our equity holdings fluctuates depending on the market conditions. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Depositary Fees

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights.	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary Charges

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency; and

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company, or DTC, the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. ADS holders will receive prior notice of such changes.

Payments by Depositary

In 2009, we received the following payments from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program:

Item	US$
(in thousands)
Reimbursement of investor relations efforts	783.9
Reimbursement of legal fees	309.9
Reimbursement of NYSE listing fees	183.7
Reimbursement of proxy process expenses	93.2
Reimbursement of SEC filing fees	24.4
Reimbursement of Sarbanes-Oxley and accounting related expenses in connection with ongoing SEC compliance and listing requirements	8,144.7
Reimbursement of other ADR program-related expenses	484.9

Total	10,024.7

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 10, 2010 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the Company’s early adoption of the new Statement of Financial Accounting Standards No. 41, “Operating

Segments” (“SFAS No. 41”) beginning from September 1, 2009, ii) the reconciliation to accounting principles generally accepted in the United States of America (“US GAAP”) and iii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 10, 2010

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Jing-Twen Chen is our audit committee financial expert and independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

	For the year ended December 31,
	2007		2008		2009
	(in millions)
Audit fees(1)	NT$	71.9	NT$	83.1	NT$	100.0	U$	3.1
Audit-related fees(2)		—		—		—		—
Tax fees(3)		—		—		—		—
All other fees(4)		—		—		—		—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit related fees” involve principally the issuance of agreed upon procedures letters.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above.

Prior to forming an audit committee, our board of directors was responsible for the oversight of the work performed by our principal accountant. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Deloitte & Touche, including audit services, audit-related services, tax services and other services as described above. After our audit committee was established in September 2004, all audit and non-audit services provided by Deloitte & Touche were pre-approved by our audit committee.

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

Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. However, all NYSE-listed foreign private issuers must comply with NYSE Sections 303A.06, 303A.11, 303A.12(b) and 303A.12(c).

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

Director Independence. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. The R.O.C. Securities Exchange Act requires the independent directors of a public company to comprise of no less than one-fifth of the board of directors. We currently have two independent directors on our eleven-member board of directors, due to the resignation of one of our independent directors on January 31, 2010, which does not meet the requirements under the R.O.C. Securities and Exchange Act and our articles of incorporation. According to Article 14-2 of the R.O.C. Securities and Exchange Act, if a vacancy of an independent director will cause a company to fail to meet the requirement with respect to the minimum number of independent directors, as long as there is at least one independent director serving on the board of directors, the company is allowed to have the seat(s) vacant until the following shareholders’ meeting and the election of a new independent director. We have scheduled to convene a shareholders’ meeting in June 2010 for the election of a new independent director. We are planning to elect three independent directors to our board at our annual shareholders’ meeting in June 2010. Our standards for determining director independence, which comply with requirements under the R.O.C. Company Act and R.O.C. Securities Exchange Act for director independence, may differ from the standards imposed by the NYSE.

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

Rule 303A.07 of the NYSE Listed Company Manual, or NYSE LCM, requires issuers to have at least three directors on the audit committee that meets the definition of independence set forth under Rule 10A-3 of the Exchange Act and Rule 303A of the NYSE LCM. There is no such requirement under the R.O.C. law. As Shu Yeh, one of our independent directors, resigned on January 31, 2010 to become our chief financial officer, there are currently only two independent directors serving on our board of directors as of the date of this annual report. We will appoint three independent directors to the audit committee after the stockholders’ meeting in June 2010. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

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

Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices. The R.O.C. Company Act requires that directors shall be elected by stockholders. Our Articles of Incorporation requires us, beginning in the fifth commencement, to establish at least three independent directors in the number of directors. The elections for independent directors shall proceed with the candidate nomination system; the stockholders shall elect the independent directors from among the nominees listed in the roster of independent director candidates. Stockholders holding stock over 1% are entitled to nominate candidates of independent directors in written to us. The numbers of candidates nominated by stockholders shall not exceed the numbers of independent directors to be elected; neither the numbers of candidates nominated by the Board. Elections for independent and non-independent directors shall proceed concurrently, and the number of elected independent and non-independent directors shall be calculated separately. In addition, our stockholders are entitled to nominate non-independent directors by voting at stockholders’ meetings.

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

Our board of directors passed a resolution in November 2005 to set up a compensation committee, which is composed of five directors. The compensation committee drafts compensation proposals for the chairman, vice chairman, directors, supervisors, chief executive officer and president to the Board of Directors. At the 2006 stockholders’ meeting, our compensation plan for the chairman, vice chairman, directors, supervisors, chief executive officer and president was approved.

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

ITEM 19.    EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on November 29, 2000 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2*	Articles of incorporation of Chunghwa Telecom Co., Ltd. as last amended on June 19, 2009 (English Translation).

2.1	Form of Amended and Restated Deposit Agreement dated as of November 2007 among Chunghwa Telecom Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-147321) filed with the Commission on November 13, 2007).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (English translation), as amended (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31731) filed with the Commission on May 26, 2006).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/S/ SHYUE-CHING LU
Name:	Shyue-Ching Lu
Title:	Chairman and Chief Executive Officer

Date: April 20, 2010

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2007, 2008 and 2009, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2007, 2008 and 2009, in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 4 to the consolidated financial statements, on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings. The Company early adopted the new Statement of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 10, 2010

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
	Notes	2008	2009
		NT$	NT$	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2, 5	$81,288	$73,259	$2,293
Financial assets at fair value through profit or loss	2, 6	259	41	1
Available-for-sale financial assets	2, 7	14,182	17,537	549
Held-to-maturity financial assets	2, 8	769	1,100	34
Trade notes and accounts receivable, net	2, 9	10,845	11,973	375
Receivables from related parties	29	2	94	3
Other monetary assets	10	2,226	1,840	58
Inventories, net	2, 11, 21	3,901	4,049	128
Deferred income tax assets	2, 26	119	101	3
Restricted assets	21, 30, 31	59	178	6
Other current assets	12, 21	4,557	4,320	135

Total current assets		118,207	114,492	3,585

LONG-TERM INVESTMENTS
Investments accounted for using equity method	2, 13	2,337	1,622	51
Financial assets carried at cost	2, 14	2,537	2,537	79
Held-to-maturity financial assets	2, 8	3,044	3,930	123
Other monetary assets	15, 31	1,000	1,000	31

Total long-term investments		8,918	9,089	284

PROPERTY, PLANT AND EQUIPMENT, NET	2, 16, 29, 30, 31	323,050	313,022	9,797

INTANGIBLE ASSETS	2
3G concession		7,486	6,737	211
Goodwill		226	282	9
Others		559	598	18

Total intangible assets		8,271	7,617	238

OTHER ASSETS
Refundable deposits		1,374	1,551	49
Deferred income tax assets	2, 26	1,543	483	15
Others	2, 28, 29, 30, 31	2,227	2,743	85

Total other assets		5,144	4,777	149

TOTAL		$463,590	$448,997	$14,053

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
	Notes	2008	2009
		NT$	NT$	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	17	$258	$763	$24
Financial liabilities at fair value through profit or loss	2, 6	107	1	—
Trade notes and accounts payable	21	11,360	10,155	318
Payables to related parties	29	524	336	11
Income tax payable	2, 26	5,687	4,312	135
Accrued expenses	4, 18	16,346	17,449	546
Due to stockholders for capital reduction	22	19,116	9,697	303
Current portion of long-term loans	20	8	117	3
Other current liabilities	2, 19, 21, 29, 32	16,530	16,870	528

Total current liabilities		69,936	59,700	1,868

NONCURRENT LIABILITIES
Long-term loans	20	29	221	7
Deferred income		2,072	2,484	78

Total noncurrent liabilities		2,101	2,705	85

RESERVE FOR LAND VALUE INCREMENTAL TAX	16	95	95	3

OTHER LIABILITIES
Accrued pension liabilities	2, 28	5,173	1,217	38
Customers’ deposits		6,160	5,998	188
Others		431	318	10

Total other liabilities		11,764	7,533	236

Total liabilities		83,896	70,033	2,192

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT	2, 16, 22, 24
Common stock—NT$10 par value Authorized: 12,000,000 thousand shares Issued: 9,696,808 thousand shares		96,968	96,968	3,035

Preferred stock—NT$10 par value		—	—	—

Additional paid-in capital		179,206	169,510	5,305

Retained earnings		96,812	103,413	3,237

Other adjustments
Cumulative translation adjustments		29	8	—
Unrealized loss on financial instruments		(2,272)	(447)	(14)
Unrealized revaluation increment		5,813	5,803	182
Unrecognized net loss of pension		—	(44)	(1)

Total other adjustments		3,570	5,320	167

Total equity attributable to stockholders of the parent		376,556	375,211	11,744

MINORITY INTERESTS IN SUBSIDIARIES		3,138	3,753	117

Total stockholders’ equity		379,694	378,964	11,861

TOTAL		$463,590	$448,997	$14,053

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars,

Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2007	2008	2009
		NT$	NT$	NT$	US$ (Note 3)
NET REVENUES	29	$197,391	$201,670	$198,361	$6,208

OPERATING COSTS	29	106,650	113,546	112,736	3,528

GROSS PROFIT		90,741	88,124	85,625	2,680

OPERATING EXPENSES	29
Marketing		23,732	22,732	22,293	698
General and administrative		3,423	3,680	3,765	118
Research and development		3,237	3,144	3,173	99

Total operating expenses		30,392	29,556	29,231	915

INCOME FROM OPERATIONS		60,349	58,568	56,394	1,765

NON-OPERATING INCOME AND GAINS	29
Interest income		1,453	1,916	479	15
Valuation gain on financial instruments, net		—	551	99	3
Foreign exchange gain, net		—	336	89	3
Equity in earnings of equity method investees, net		141	64	—	—
Gain on disposal of financial instruments, net		99	—	—	—
Others		757	509	755	24

Total non-operating income and gains		2,450	3,376	1,422	45

NON-OPERATING EXPENSES AND LOSSES
Loss arising from natural calamities	16	42	—	149	5
Loss on disposal of financial instruments, net		—	672	142	5
Impairment loss on assets	7, 14	24	1,168	110	4
Equity in losses of equity method investees, net		—	—	23	—
Interest expense		15	4	15	—
Loss on disposal of property, plant and equipment		89	278	7	—
Foreign exchange loss, net		54	—	—	—
Valuation loss on financial instruments, net		585	—	—	—
Others		189	138	132	4

Total non-operating expenses and losses		998	2,260	578	18

INCOME BEFORE INCOME TAX		61,801	59,684	57,238	1,792
INCOME TAX EXPENSE	2, 26	13,059	13,892	12,743	399

CONSOLIDATED NET INCOME		$48,742	$45,792	$44,495	$1,393

ATTRIBUTABLE TO:
Stockholders of the parent		$48,249	$45,011	$43,757	$1,370
Minority interests		493	781	738	23

		$48,742	$45,792	$44,495	$1,393

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

(In Millions of New Taiwan or U.S. Dollars,

Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
	Notes	2007	2008	2009
		NT$	NT$	NT$	US$ (Note 3)
BASIC EARNINGS PER SHARE	27
Before income tax		$6.25	$6.03	$5.79	$0.18

After income tax		$4.94	$4.64	$4.51	$0.14

DILUTED EARNINGS PER SHARE	27
Before income tax		$6.25	$6.02	$5.77	$0.18

After income tax		$4.93	$4.63	$4.50	$0.14

BASIC EARNINGS PER EQUIVALENT ADS
Before income tax		$62.49	$60.30	$57.96	$1.81

After income tax		$49.35	$46.42	$45.16	$1.41

DILUTED EARNINGS PER EQUIVALENT ADS
Before income tax		$62.49	$60.16	$57.77	$1.81

After income tax		$49.35	$46.31	$45.01	$1.41

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	27	9,776,237	9,696,808	9,696,808

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	27	9,776,237	9,717,489	9,726,542

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
	Capital Stock (NT$10 Per Value)				Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustments	Unrecognized Net Loss of Pension	Unrealized Loss on Financial Instruments	Unrealized Revaluation Increment	Treasury Stock	Minority Interests	Total Stockholders’ Equity
	Common Stock		Preferred Stock
	Shares (Thousands)	Amount	Shares (Thousands)	Amount
		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2007	9,667,845	$96,678	—	$—	$210,273	$86,702	$(3)	$—	$541	$5,825	$—	$98	$400,114
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	(2)	—	—	(2)
Appropriation of 2006 earnings
Cash dividend—NT$3.58 per share	—	—	—	—	—	(34,611)	—	—	—	—	—	—	(34,611)
Employees’ bonus—cash	—	—	—	—	—	(1,256)	—	—	—	—	—	—	(1,256)
Remuneration to board of directors and supervisors	—	—	—	—	—	(36)	—	—	—	—	—	—	(36)
Capital surplus transferred to common stock	966,785	9,668	—	—	(9,668)	—	—	—	—	—	—	—	—
Capital reduction	(966,785)	(9,668)	—	—	—	—	—	—	—	—	110	—	(9,558)
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	2,185	2,185
Consolidated net income in 2007	—	—	—	—	—	48,249	—	—	—	—	—	493	48,742
Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	2	—	—	—	2
Equity adjustments in investees	—	—	—	—	—	(15)	—	—	—	—	—	—	(15)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	1	—	—	—	—	—	1
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	—	—	—
Purchase of treasury stock—121,075 thousand common shares	—	—	—	—	—	—	—	—	—	—	(7,217)	—	(7,217)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	(506)	—	—	(1)	(507)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
	Capital Stock (NT$10 Per Value)				Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustments	Unrecognized Net Loss of Pension	Unrealized Loss on Financial Instruments	Unrealized Revaluation Increment	Treasury Stock	Minority Interests	Total Stockholders’ Equity
	Common Stock		Preferred Stock
	Shares (Thousands)	Amount	Shares (Thousands)	Amount
		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2007	9,667,845	96,678	—	—	200,605	99,033	(2)	—	37	5,823	(7,107)	2,775	397,842
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	(10)	—	—	(10)
Appropriation of 2007 earnings
Cash dividend—NT$4.26 per share	—	—	—	—	—	(40,716)	—	—	—	—	—	—	(40,716)
Stock dividend—NT$0.1 per share	95,578	956	—	—	—	(956)	—	—	—	—	—	—	—
Employees’ bonus—cash	—	—	—	—	—	(1,304)	—	—	—	—	—	—	(1,304)
Employees’ bonus—stock	43,453	435	—	—	—	(435)	—	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	(43)	—	—	—	—	—	—	(43)
Capital surplus transferred to common stock	1,911,555	19,116	—	—	(19,116)	—	—	—	—	—	—	—	—
Capital reduction	(1,911,555)	(19,116)	—	—	—	—	—	—	—	—	—	—	(19,116)
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	(419)	(419)
Consolidated net income in 2008	—	—	—	—	—	45,011	—	—	—	—	—	781	45,792
Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	(7)	—	—	—	(7)
Equity adjustments in investees	—	—	—	—	—	(55)	—	—	—	—	—	—	(55)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	31	—	—	—	—	—	31
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of treasury stock—110,068 thousand common shares	(110,068)	(1,101)	—	—	(2,283)	(3,723)	—	—	—	—	7,107	—	—
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	(2,302)	—	—	1	(2,301)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
	Capital Stock (NT$10 Per Value)				Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustments	Unrecognized Net Loss of Pension	Unrealized Loss on Financial Instruments	Unrealized Revaluation Increment	Treasury Stock	Minority Interests	Total Stockholders’ Equity
	Common Stock		Preferred Stock
	Shares (Thousands)	Amount	Shares (Thousands)	Amount
		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2008	9,696,808	96,968	—	—	179,206	96,812	29	—	(2,272)	5,813	—	3,138	379,694
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	(10)	—	—	(10)
Appropriation of 2008 earnings
Cash dividend—NT$3.83 per share	—	—	—	—	—	(37,139)	—	—	—	—	—	—	(37,139)
Capital surplus transferred to common stock	969,680	9,697	—	—	(9,697)	—	—	—	—	—	—	—	—
Cancellation of preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	(129)	(129)
Capital reduction	(969,680)	(9,697)	—	—	—	—	—	—	—	—	—	—	(9,697)
Consolidated net income in 2009	—	—	—	—	—	43,757	—	—	—	—	—	738	44,495
Equity adjustments in investees	—	—	—	—	1	(17)	—	—	—	—	—	—	(16)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	(21)	—	—	—	—	(1)	(22)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	(44)	—	—	—	(1)	(45)
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	1,825	—	—	8	1,833

BALANCE, DECEMBER 31, 2009	9,696,808	$96,968	—	$—	$169,510	$103,413	$8	$(44)	$(447)	$5,803	$—	$3,753	$378,964

BALANCE, DECEMBER 31, 2009 (IN MILLIONS OF US$—Note 3)		$3,035		$—	$5,305	$3,237	$—	$(1)	$(14)	$182	$—	$117	$11,861

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$48,742	$45,792	$44,495	$1,393
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	606	505	462	14
Depreciation and amortization	39,815	38,216	36,320	1,137
Amortization of premium of financial assets	—	3	16	—
Loss (gain) on disposal of financial instruments, net	(99)	672	142	4
Valuation loss on inventory	19	59	56	2
Valuation loss (gain) on financial instruments, net	585	(551)	(99)	(3)
Loss on disposal of property, plant and equipment, net	89	278	7	—
Equity in losses (earnings) of equity method investees, net	(141)	(64)	23	1
Dividends received from equity investees	44	217	89	3
Loss arising from natural calamities	42	—	149	5
Impairment loss on assets	24	1,168	110	4
Loss on disposal of leased assets, net	—	1	—	—
Deferred income taxes	(825)	(156)	1,099	34
Other	(2)	—	—	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(265)	(207)	221	7
Trade notes and accounts receivable	1,763	127	(1,492)	(47)
Receivables from related parties	(506)	(389)	(70)	(2)
Other monetary assets	(194)	4,841	350	11
Inventories	(155)	(270)	(144)	(5)
Other current assets	(344)	(1,181)	510	16
Increase (decrease) in:
Financial liabilities held for trading	—	—	—	—
Trade notes and accounts payable	340	190	(1,565)	(49)
Payables to related parties	684	656	(206)	(6)
Income tax payable	(1,385)	(1,571)	(1,377)	(43)
Accrued expenses	(3,378)	907	950	30
Other current liabilities	355	809	777	24
Deferred income	550	567	422	13
Accrued pension liabilities	2,640	1,244	(3,960)	(124)

Net cash provided by operating activities	89,004	91,863	77,285	2,419

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	—	—	(45)	(1)
Proceeds from disposal of financial assets at fair value through profit or loss	—	—	63	2
Acquisition of available-for-sale financial assets	(22,695)	(8,759)	(9,263)	(290)
Proceeds from disposal of available-for-sale financial assets	11,736	8,425	8,097	253
Acquisition of held-to-maturity financial assets	(1,198)	(3,327)	(2,100)	(66)
Proceeds from disposal of held-to-maturity financial assets	49	660	869	27
Acquisition of financial assets carried at cost	(188)	(486)	(142)	(4)
Proceeds from disposal of financial assets carried at cost	—	355	302	9
Decrease in other monetary assets	—	(30)	—	—

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
Proceeds from sale of other monetary assets	$—	$29	$—	$—
Acquisition of investments accounted for using equity method	(1,177)	(555)	(560)	(18)
Proceeds from disposal of long-term investment	70	44	—	—
Acquisition of property, plant and equipment	(25,068)	(30,119)	(25,478)	(797)
Proceeds from disposal of property, plant and equipment	108	14	65	2
Increase in intangible assets	(273)	(208)	(274)	(9)
Increase in restricted assets	—	(3)	(91)	(3)
Increase in other assets	(47)	(566)	(914)	(28)

Net cash used in investing activities	(38,683)	(34,526)	(29,471)	(923)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(90)	222	485	15
Increase in long-term loans	22	—	400	13
Repayment of long-term loans	(911)	(37)	(124)	(4)
Decrease in customers’ deposits	(325)	(127)	(118)	(4)
Increase (decrease) in other liabilities	171	(294)	(198)	(7)
Cash dividends paid	(34,751)	(41,202)	(37,836)	(1,184)
Remuneration to board of directors and supervisors and bonus to employees	(1,300)	(1,394)	—	—
Purchase of treasury stock	(7,217)	—	—	—
Proceeds from exercise of employee stock option granted by subsidiary	29	64	58	2
Cash proceeds from subsidiary’s stock issuance	78	—	—	—
Capital reduction	—	(9,558)	(19,116)	(598)

Net cash used in financing activities	(44,294)	(52,326)	(56,449)	(1,767)

EFFECT OF EXCHANGE RATE CHANGES	(1)	31	(7)	—

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(466)	13	613	20

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,560	5,055	(8,029)	(251)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	70,673	76,233	81,288	2,544

CASH AND CASH EQUIVALENTS, END OF YEAR	$76,233	$81,288	$73,259	$2,293

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$17	$4	$14	$—

Income tax paid	$15,268	$15,620	$13,024	$408

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$20	$8	$117	$3

Reclassification from common capital stock to due to stockholders for capital reduction	$9,558	$19,116	$9,697	$303

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$25,493	$31,162	$25,151	$787
Payables to suppliers	(428)	(1,071)	359	11
Prepayments for equipment	3	28	(32)	(1)

	$25,068	$30,119	$25,478	$797

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In Millions of New Taiwan or U.S. Dollars)

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

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$458
Receivables	13
Other current assets	15
Property, plant, and equipment	40
Identifiable intangible assets	53
Refundable deposits	3
Other assets	2
Payables	(83)
Income tax payable	—
Other current liabilities	—

Total	501
Percentage of ownership	49.07%

245
Goodwill	38

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In Millions of New Taiwan or U.S. Dollars)

The acquisition of additional interest of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed:

Cash and cash equivalents	$914
Financial assets at fair value through profit or loss	51
Available-for-sale financial assets	568
Trade notes and accounts receivable	76
Inventories	60
Other current assets	19
Investments accounted for equity method	57
Financial assets carried at cost	156
Property, plant, and equipment	90
Identifiable intangible assets	34
Other assets	22
Trade notes and accounts payable	(34)
Accrued expenses	(16)
Income tax payable	(1)
Short-term loans	(20)
Long-term loans	(24)
Other liabilities	(1)

Subtotal	1,951
Minority interests	(100)

Total	1,851
Percentage of additional ownership	40%

741
Goodwill	18

Acquisition costs of acquired subsidiary paid in cash	$759

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)

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

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007. On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009. SIS will engage mainly in international investment activities; however, no capital is injected in SIS and SIS is not on operation stage yet by the end of 2009.

Senao International HK Limited (SIHK) was established by SIS in 2009. SIHK will engage mainly in the sales of telecommunication business; however, no capital is injected in SIHK and SIHK is not on operation stage yet by the end of 2009.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet data center (“IDC”) service. Chunghwa acquired 70% of the shares of CHIEF on September 2006.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) will enter into liquidation process upon receiving the local government authorization. This procedure is still in the application phase as of the date of the audit report.

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

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of CHSI resolved to dissolve GNSS (Shanghai). On July 23, 2009, the board of directors of CHSI revoked the original resolution of dissolution.

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

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

LED signed the contract with Good Neighbor Labuan Holdings Ltd. to acquire 100% ownership interest of Yao Yong Real Property. The consideration for this transaction is NT$2,790 million in cash to acquire 83,290 thousand shares at NT$33.494 per share on March 1, 2010. Yao Yong Real Property Co., Ltd. engages mainly in real estate leasing business.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) 100% owned subsidiary in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining half of seats of the board of directors of IFE on January 20, 2009.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, telecommunication valued-added services, and system integration. Chunghwa acquired additional 40% of the shares of CHI on September 9, 2009 for NT$759 million. Chunghwa increased its ownership interest in CHI from 49% to 89% and became the parent company of CHI. As a result of additional acquisition of CHI, the accounts of CHI and its subsidiaries are included in the consolidated financial statements starting from September 9, 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing in semiconductor testers and printed circuit boards.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004. CIHC engages mainly in investment activities.

CHI One Investment Co., Ltd. (COI) was established by CHI in 2009. COI engages mainly in investment activities. There was no capital injection by the end of 2009. The capital injection in January 2010 was amounted to NT$14 million.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2009:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

As of December 31, 2008 and 2009, the Company had 27,165 and 27,915 employees, respectively.

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The consolidated financial statements for the year ended December 31, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, New Prospect and Prime Asia. The consolidated financial statements for the year ended December 31, 2009 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia.

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

LED engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle which is over one year are classified as current items. For assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents is commercial paper with maturity of three months or less from the date of acquisition. The carrying amount approximates fair value.

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, with subsequent changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

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

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the impairment loss decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable as well as historical collection experience.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Inventories of LED are stated at the lower of cost or net realizable value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually completed.

The effect on changes in accounting principles of inventory is discussed in Note 4.

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

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements—10 to 30 years; buildings—10 to 60 years; computer equipment—3 to 10 years; telecommunication equipment—5 to 30 years; transportation equipment—5 to 10 years; and miscellaneous equipment—2 to 12 years.

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

The 3G Concession is valid through December 31, 2018. The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 – 20 years.

The Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the Company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

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

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purpose, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities—spot rates at year-end; stockholders’ equity—historical rates, income and expenses—average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

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

Per share data has been restated for all periods presented to reflect capital reductions in 2007, 2008 and 2009 and the declaration of the stock dividends.

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s earnings per share data. Those per-share earnings of the subsidiary shall then be included in the consolidated earnings per share computations based on the consolidated Company’s holding of the subsidiary’s securities.

3. US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, US dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in The City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was NT$31.95 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. For purposes of the statement of cash flows, such bonuses represent appropriations of the earnings from prior years and have been classified as financing activities for 2007, 2008. Beginning from 2009, such bonuses are classified as operating activities for purposes of the statement of cash flows when paid.

The Company adopted the newly-revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

classified as operating cost. The adoption of the revised SFAS No. 10 did not have significant impact on the Company’s consolidated net income and basic earnings per share (after income tax) for the year ended December 31, 2009. The Company reclassified non-operating losses of NT$19 million and NT$59 million to operating costs for the years ended December 31, 2007 and 2008.

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”. This new statement allows users of financial statements to see performance of segments from viewpoint of chief operating decision maker. For comparative purposes, the segment information for the years ended December 31, 2007, 2008 and 2009 was presented in accordance with SFAS No. 41.

5. CASH AND CASH EQUIVALENTS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$148	$142
Bank deposits	12,830	8,199
Negotiable certificate of deposit, annual yield rate—ranging from 0.31% – 2.45% and 0.25% – 0.37% for 2008 and 2009, respectively	48,486	63,350

	61,464	71,691

Cash equivalents
Commercial paper, annual yield rate—ranging from 0.70% – 1.55% and 0.19% – 0.24% for 2008 and 2009, respectively	19,824	1,568

	$81,288	$73,259

6. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Derivatives—financial assets
Currency swap contracts	$—	$7
Index future contracts	243	—
Forward exchange contracts	16	—
Designated financial assets at fair value through profit or loss
Convertible bonds	—	34

	$259	$41

Derivatives—financial liabilities
Forward exchange contracts	$96	$1
Index future contracts	11	—

	$107	$1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100 million. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose of all the investment portfolios. The fund managers had disposed of all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of December 31, 2008 and 2009:

	Currency	Maturity Period	Contract Amount
			(In Millions)
December 31, 2008
Buy	NTD/USD	2009.01	NTD 131
Sell	EUR/USD	2009.01	EUR 4
	JPY/USD	2009.01	JPY 446
	GBP/USD	2009.01	GBP 2
	USD/NTD	2009.01	USD 96
	USD/JPY	2009.01	USD 2
	USD/EUR	2009.01	USD 1
	USD/GBP	2009.01	USD—
December 31, 2009
Currency swap contracts	USD/NTD	2010.01-2010.04	USD 45/NTD1,448
Forward exchange contracts—buy	NTD/USD	2010.01	NTD87

Outstanding index future contracts on December 31, 2008 were as follows:

	Maturity Period	Units	Contract Amount
			(In Millions)
December 31, 2008
AMSTERDAM IDX FUT	2009.01	13	EUR 1
CAC40 10 EURO FUT	2009.01	14	EUR 1
DAX INDEX FUTURE	2009.03	3	EUR—
IBEX 35 INDX FUTR	2009.01	7	EUR 1
MINI S&P/MIB FUT	2009.03	37	EUR 1
FTSE 100 IDX FUT	2009.03	19	GBP 1
TOPIX INDEX FUTURE	2009.03	35	JPY 284
S&P 500 FUTURE	2009.03	16	USD 4
S&P 500 EMINI FUTURE	2009.03	53	USD 2

As of December 31, 2008, the deposits paid for index future contracts were NT$243 million.

The Company did not have any outstanding index future contracts on December 31, 2009.

The convertible bonds owned by CHI are hybrid financial instruments that shall be measured and designated as at fair value through profit or loss.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations were made biweekly starting from September 20, 2007 which were 260 valuation periods totally. Under the terms of the contract, if the NT dollar/U.S. dollar exchange rate was less than NT$31.50 per U.S. dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa was required to make a cash payment to Goldman. The settlement amount was determined by the difference between the applicable exchange rates and the base amount of US$4 million. Conversely, if the NT dollar/U.S. dollar exchange rate was above NT$31.50 per U.S. dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2 million. Further, if the exchange rate was at or above NT$32.70 per U.S. dollar starting from December 12, 2007 at any time, the contract would be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3 million with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per U.S. dollar, so the contract was terminated at that time.

Net gains arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2008 and 2009 were NT$486 million (including realized settlement loss of NT$38 million and valuation gain of NT$524 million), and NT$72 million (including realized settlement loss of NT$26 million and valuation gain of NT$98 million), respectively.

7. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Open-end mutual funds	$13,442	$16,832
Domestic listed stocks	—	500
Corporate bonds	—	103
Real estate investment trust fund	194	102
Foreign listed stocks	546	—

	$14,182	$17,537

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Year Ended December 31
	2008	2009
	NT$	NT$
	(In Millions)
Balance, beginning of year	$37	$(2,265)
Impact on acquisition of subsidiaries	—	2
Recognized in stockholders’ equity	(3,185)	1,685
Transferred to profit or loss	883	131

Balance, end of year	$(2,265)	$(447)

Global economic and financial circumstances have significantly changed. As a result, Chunghwa determined that the impairment losses of available-for-sale financial assets is other-than-temporary in nature, and recorded impairment losses of NT$1,139 million and NT$85 million for the years ended December 31, 2008 and 2009, respectively. There was no other-than-temporary impairment loss for the year ended December 31, 2007.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Corporate bonds, nominal interest rate ranging from 1.93%-2.95% and 0.76%-4.75% for 2008 and 2009, respectively; effective interest rate ranging from 1.80%-2.95% and 0.45%-2.95%, respectively	$2,635	$4,532
Bank debentures, nominal interest rate ranging from 2.11%-3.85% and 1.87%-2.11% for 2008 and 2009, respectively; effective interest rate ranging from 2.33%-2.90% and 1.14%-2.90%, respectively	1,137	498
Collateralized loan obligation, nominal and effective interest rate was 2.18% for 2008	41	—

	3,813	5,030
Less: Current portion	769	1,100

	$3,044	$3,930

9. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Balance, beginning of year	$3,550	$3,430	$3,051
Provision for doubtful accounts	608	501	455
Impact on acquisition of subsidiaries	113	1	—
Accounts receivable written off	(841)	(881)	(707)

Balance, end of year	$3,430	$3,051	$2,799

10. OTHER MONETARY ASSETS—CURRENT

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Accrued custodial receipts from other carriers	$484	$433
Other receivables	1,742	1,407

	$2,226	$1,840

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. INVENTORIES, NET

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Merchandise	$2,304	$2,034
Work in process	319	647

	2,623	2,681
Land held under development	706	706
Land held for development	532	563
Prepayment for construction	40	99

	$3,901	$4,049

The operating costs related to inventories were NT$19,613 million (including the valuation loss on inventories of NT$19 million), NT$24,283 million (including the valuation loss on inventories of NT$59 million) and NT$23,116 million (including valuation loss on inventories of NT$56 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

Land held under development on December 31, 2009 was for Wan-Xi project which is expected to be completed in 2012.

12. OTHER CURRENT ASSETS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Spare parts	$2,511	$2,349
Prepaid rents	843	812
Prepaid expenses	682	652
Miscellaneous	521	507

	$4,557	$4,320

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2008		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
	NT$ (In Millions)		NT$ (In Millions)
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$594	40	$428	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	108	38	408	38
Senao Networks, Inc. (“SNI”)	264	45	288	41
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	96	33	270	30
Skysoft Co., Ltd. (“SKYSOFT”)	85	30	90	30
KingWay Technology Co., Ltd. (“KWT”)	77	33	70	33
Tatung Technology Inc.	—	—	37	28
So-net Entertainment Co., Ltd. (“So-net”)	—	—	31	30
Chunghwa Investment Co., Ltd. (“CHI”)	830	49	—	—
PandaMonium Company Ltd.	—	—	—	43

	2,054		1,622
Prepayments for long-term investments
InfoExplorer Co., Ltd. (“IFE”)	283		—

	$2,337		$1,622

ST-1 telecommunications satellite is expected to be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. By December 31, 2009, Chunghwa has invested NT$409 million in STS. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. in Vietnam in April 2008, by investing NT$91 million cash. Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing NT$197 million cash and its ownership interest of Viettel-CHT decreased from 33% to 30%. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of NT$72 million. KWT engages mainly in publishing books, data processing and software services.

PandaMonium Company Ltd. and Tatung Technology Inc are the subsidiaries of Chunghwa Investment Co., Ltd. They engage mainly in making animations and selling the product of SET TOP BOX, respectively.

Chunghwa participated in So-net Entertainment Co., Ltd’s capital increase on April 3, 2009, by investing NT$60 million cash, and acquired 30% of its shares. So-net Entertainment Co., Ltd. engages mainly in online service and sale of computer hardware.

The equity in earnings for the years ended December 31, 2008 and 2009 are based on the audited financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. FINANCIAL ASSETS CARRIED AT COST

	December 31
	2008		2009
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
	NT$ (In Millions)		NT$ (In Millions)
Non-listed
Taipei Financial Center (“TFC”)	$1,790	12	$1,790	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200	17	200	17
Global Mobile Corp. (“GMC”)	127	11	127	11
iD Branding Ventures (“iDBV”)	75	8	100	11
Giga Solar Materials Corp.	—	—	55	2
UnDisplay Inc.	—	—	46	3
RPTI International (“RPTI”)	34	12	34	10
Digimax Inc. (“DIG”)	—	—	24	4
ChipSip Technology Co.	—	—	23	3
Superior Industries Co., Ltd.	—	—	23	2
N.T.U. Innovation Incubation	12	9	12	9
Crystal Media Inc.	—	—	12	5
LightHouse Technology Co.	—	—	11	—
Join Well Technology Co.	—	—	8	—
Tatung Fine Chemicals Co.	—	—	8	—
Win Semiconductors Corp.	—	—	8	—
Huga Optotech Inc.	—	—	7	—
DelSolar Co.	—	—	5	—
J Touch Corporation	—	—	4	—
Taidoc Technology Corporation	—	—	3	—
3 Link Information Service Co.	4	10	4	10
Subtron Technology Co.	—	—	3	—
Cando Corporation	—	—	3	—
XinTec Inc.	—	—	1	—
Daxon Technology Inc.	—	—	—	—
Essence Technology Solution, Inc. (“ETS”)	10	9	—	9
eASPNet Inc.	—	2	—	2

	2,252		2,511

Prepayments for long-term investments in stocks
GoaTronics Inc.	—	—	25	—
Huga Optotech Inc.	—	—	1	—
Cando Corporation	—	—	—	—
Taipei Financial Center (“TFC”)	285	—	—	—

	285		26

	$2,537		$2,537

Chunghwa invested in IBT II in January 2008, for a purchase price of NT$200 million. IBT II completed its incorporation on February 13, 2008 and engages mainly in investment activities.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Chunghwa invested in GMC in December 2007, for a purchase price of NT$168 million for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008, otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC; therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of NT$15 million for the year ended December 31, 2008. RPTI completed a capital reduction to offset its deficits and as a result the number of shares held by Chunghwa was reduced from 9,234 thousand shares to 4,765 thousand shares. Subsequent to this capital reduction, RPTI raised additional capital through cash contributions. Chunghwa did not participate in the RPTI’s capital increase plan; therefore, Chunghwa’s ownership of RPTI is decreased to 10%.

After evaluating the financial assets carried at cost, CHI determined the investment in DIG was impaired and recognized an impairment loss of NT$10 million for the year ended December 31, 2009.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10 million both in 2008 and 2009.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid NT$285 million. However, TFC is not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

15. OTHER MONETARY ASSETS—NONCURRENT

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Piping Fund	$1,000	$1,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of NT$1,000 million to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

In January 2008, CHSI invested in Taiwan Goal Co., Ltd. (“TG”) for a purchase price of NT$30 million. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting. Therefore, CHSI has reclassified its investment to other monetary assets and recognized a loss of NT$1 million for the three months ended March 31, 2008. As of December 31, 2008, TG has completed its dissolution process. CHSI received NT$29 million for the liquidation and recognized additional loss of NT$1 million in 2008.

16. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Cost
Land	$101,460	$102,132
Land improvements	1,495	1,535
Buildings	63,029	63,184
Computer equipment	16,130	16,344
Telecommunications equipment	650,204	656,016
Transportation equipment	2,406	2,113
Miscellaneous equipment	7,332	7,231

Total cost	842,056	848,555
Revaluation increment on land	5,811	5,801

	847,867	854,356

Accumulated depreciation
Land improvements	898	951
Buildings	16,299	17,395
Computer equipment	11,846	12,150
Telecommunications equipment	503,425	518,609
Transportation equipment	2,195	1,886
Miscellaneous equipment	6,159	6,030

	540,822	557,021

Construction in progress and advances payments related to acquisition of equipment	16,005	15,687

Property, plant and equipment, net	$323,050	$313,022

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

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of NT$116 million to stockholders’ equity—other adjustments. As of December 31, 2009, the unrealized revaluation increment was decreased to NT$5,803 million by disposal of revaluation assets.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation expense on property, plant and equipment was NT$38,816 million, NT$37,101 million and NT$35,114 million for the years ended December 31, 2007, 2008 and 2009, respectively. Interest expense capitalized for the years ended December 31, 2007, 2008 and 2009 were NT$1 million, NT$2 million and NT$1 million. The capitalized interest rates were 2.850%-3.215%, 2.268%-2.928% and 1.165%-1.604%, respectively, for the years ended December 31, 2007, 2008 and 2009.

Losses on property, plant and equipment arising from natural calamities such as earthquakes and typhoons were recorded in non-operating expenses.

17. SHORT-TERM LOANS

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Secured loans—annual rate—0.81% for 2009	$—	$488
Unsecured loans—annual rate—1.70% and 1.15%-1.23% for 2008 and 2009, respectively	258	275

	$258	$763

18. ACCRUED EXPENSES

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$9,254	$9,876
Accrued franchise fees	2,369	2,224
Accrued employees’ bonuses and remuneration to directors and supervisors	1,891	1,964
Other accrued expenses	2,832	3,385

	$16,346	$17,449

19. OTHER CURRENT LIABILITIES

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Advances from subscribers	$6,151	$6,908
Payables to contractors	1,546	2,229
Amounts collected in trust for others	2,535	2,225
Payables to equipment suppliers	2,526	1,533
Refundable customers’ deposits	981	1,045
Miscellaneous	2,791	2,930

	$16,530	$16,870

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Unsecured loans—annual rate 2.01%-2.04% for 2009	$—	$310
Secured loans—annual rate 1.00% and 1.00%-1.37% for 2008 and 2009, respectively	37	28

	37	338
Less: Current portion of long-term loans	8	117

	$29	$221

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are repaid monthly from January 2009 and due in January 2013.

SHE applied to the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is repaid every three months from January 2009 and due in April 2013.

CHPT obtained a secured loan from the E. Sun Commercial Bank in December 2006. Interest and the principal are repaid monthly from January 2007 and due in December 2009. CHI obtained another loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are repaid monthly from 2009 and due in February 2013.

The scheduled maturities of our long-term debt are as follows:

For the year ending December 31
2010	$117
2011	111
2012	102
2013	8

Total long-term debt	$338

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related current assets and liabilities was as follows:

	December 31, 2008
	With in One Year	Over One Year	Total
	NT$	NT$	NT$
	(In Millions)
Assets

Inventories	$—	$1,278	$1,278
Deferred expenses (classified as other current assets)	—	92	92
Restricted assets	—	55	55

	$—	$1,425	$1,425

Liabilities

Trade notes and accounts payable	$4	$—	$4
Advance from land and building (classified as other current liabilities)	—	227	227

	$4	$227	$231

	December 31, 2009
	With in One Year	Over One Year	Total
	NT$	NT$	NT$
	(In Millions)
Assets

Inventories	$—	$1,369	$1,369
Deferred expenses (classified as other current assets)	—	93	93
Restricted assets	—	101	101

	$—	$1,563	$1,563

Liabilities

Trade notes and accounts payable	$6	$—	$6
Advance from land and building (classified as other current liabilities)	—	328	328

	$6	$328	$334

22. STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is NT$120,000 million, which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of December 31, 2009.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2009, the outstanding ADSs were 1,182,888 thousand common shares, which equaled approximately 118,289 thousand units and represented 12.20% of Chunghwa’s total outstanding common shares.

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

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

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

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in a high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the years ended December 31, 2008 and 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

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

The appropriations and distributions of the 2007 and 2008 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2008 and June 19, 2009 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2007	For Fiscal Year 2008	For Fiscal Year 2007	For Fiscal Year 2008
	NT$	NT$	NT$	NT$
Legal reserve	$4,823	$4,128	$—	$—
Special reserve	—	—	—	—
Reversal of special reserve	3	—	—	—
Cash dividends	40,716	37,139	4.26	3.83
Stock dividends	956	—	0.10	—
Employee bonus—cash	1,304	—	—	—
Employee bonus—stock	435	—	—	—
Remuneration to board of directors and supervisors	43	—	—	—

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were NT$1,630 million and NT$39 million, respectively. The bonuses to employees were all settled in cash. The aforementioned approved amounts of the bonuses to employees and the remuneration to directors and supervisors were different from the accrual amounts of NT$1,724 million and NT$41 million, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of NT$94 million and NT$2 million, respectively, were treated as change in estimates and were adjusted against earnings for the year ended December 31, 2009.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of NT$9,697 million to common capital stock. The abovementioned 2009 capital increase proposal was effectively approved by FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by NT$9,697 million and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of NT$19,116 million to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$19,116 million to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by NT$19,116 million and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of NT$9,668 million to common capital stock and the capital increase proposal was effectively registered with FSC.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,668 million to common capital stock and was effectively registered with FSC. Chunghwa designated October 19, 2007 and December 29, 2007 as the record date and the stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,668 million and a liability for the actual amount of cash to be distributed to stockholders of NT$9,558 million was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110 million held by Chunghwa and concurrently cancelled. Such cash payment to stockholders was made in January 2008.

The appropriation of Chunghwa’s 2009 earnings has not been resolved by the board of directions as of the report date. Information on the appropriation of Chunghwa’s 2009 earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders will be available at the Market Observation Post System website.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. SHARE-BASED COMPENSATION PLANS

SENAO’s share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
		(Thousands)
2003.09.03	2003.10.17	3,981	$14.7 (Original price $20.2)
2003.09.03	2004.03.04	385	17.6 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	14.4 (Original price $18.3)
2005.09.30	2006.05.05	10,000	13.3 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

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

Information about SENAO’s outstanding stock options for the years ended December 31, 2008 and 2009 was as follows:

	Stock Options Outstanding
	2008		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	(Thousands)	NT$	(Thousands)	NT$
Options outstanding, beginning of year	18,592	$24.70	13,818	$26.34
Options exercised	(4,299)	13.64	(4,076)	13.75
Options expired	(475)	23.10	(419)	31.35

Options outstanding, end of year	13,818	26.34	9,323	30.92

Options exercisable, end of year	2,559		4,545

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
(NT$)	(Thousand)	(Years)	(NT$)	(Thousand)	(NT$)
$10.0-$14.3	6,852	3.08	$13.49	1,959	$13.38
$15.5-$18.9	933	2.25	15.60	600	15.65
$42.6	6,033	4.92	42.60	—	—

	13,818	3.83	26.34	2,559	13.91

As of December 31, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
(NT$)	(Thousand)	(Years)	(NT$)	(Thousand)	(NT$)
$10.0-$13.3	3,427	2.20	$12.96	1,512	$12.54
$14.4-$17.6	259	1.92	14.40	259	14.40
$42.6	5,637	3.92	42.60	2,774	42.60

	9,323	3.23	30.92	4,545	30.99

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2007, 2008 and 2009. Had SENAO used the fair value method to recognize the compensation cost, there would have been no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the year ended December 31, 2009 would have been as follows:

	March 4, 2004	December 28, 2004	November 28, 2005	May 5, 2006	October 31, 2007
Expected dividend yield	—	—	—	—	1.49%
Risk free interest rate	1.88%	1.88%	2.00%	1.75%	2.00%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	52.65%	49.88%	43.40%	39.63%	39.82%
Weighted-average fair value of grants	$10.56	$4.91	$6.93	$5.88	$13.69

24. TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Year Ended December 31
	2008	2009
	(Shares in Thousands)
Balance, beginning of the period	110,068	—
Decrease	(110,068)	—

Balance, end of the period	—	—

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand shares of treasury stock for NT$7,218 million from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of NT$110 million. The remaining 110,068 thousand shares of treasury stock amounted to NT$7,107 million was cancelled on February 21, 2008.

25. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2008
	Operating Costs	Operating Expenses	Total
	NT$	NT$	NT$
		(In Millions)
Compensation expense
Salaries	$12,335	$9,790	$22,125
Insurance	915	704	1,619
Pension	1,617	1,237	2,854
Other compensation	8,494	5,838	14,332

	$23,361	$17,569	$40,930

Depreciation expense	$35,018	$2,083	$37,101

Amortization expense	$889	$186	$1,075

	Year Ended December 31, 2009
	Operating Costs	Operating Expenses	Total
	NT$	NT$	NT$
	(In Millions)
Compensation expense
Salaries	$12,544	$9,901	$22,445
Insurance	999	771	1,770
Pension	1,517	1,138	2,655
Other compensation	8,807	6,031	14,838

	$23,867	$17,841	$41,708

Depreciation expense	$33,169	$1,945	$35,114

Amortization expense	$957	$232	$1,189

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. INCOME TAX

a.	The components of income taxes are as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Current	$13,884	$14,048	$11,644
Deferred	(825)	(156)	1,099

	$13,059	$13,892	$12,743

b.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of income and comprehensive income is as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Income tax expense computed at statutory tax rate	$15,204	$15,026	$14,404
Permanent differences	(465)	(144)	(188)
Investment tax credits	(2,403)	(1,505)	(1,425)
10% undistributed earning tax	9	2	7
Prior year adjustment	76	78	(196)
Other	638	435	141

Income tax expense	$13,059	$13,892	$12,743

The balance of income tax payable as of December 31, 2007, 2008 and 2009 was shown net of prepaid income tax.

c.	Income tax expense consisted of following:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Income tax payable	$13,565	$13,667	$11,777
Income tax—separated	243	303	63
Income tax—deferred	(825)	(156)	1,099
Adjustments of prior years’ income tax	76	78	(196)

	$13,059	$13,892	$12,743

In May 2009, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% since 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Current
Deferred income tax assets:
Provision for doubtful accounts	$490	$351
Unrealized accrued expense	22	50
Estimated warranty liabilities	13	19
Valuation loss on inventory	31	17
Abandonment of equipment not approved by National Tax Administration	40	5
Unrealized foreign exchange loss (gain)	(35)	3
Loss carryforward	11	2
Investment tax credit	—	1
Valuation loss (gain) on financial instruments, net	14	(9)
Other	11	13

	597	452
Valuation allowance	(478)	(351)

Net deferred income tax assets-current	$119	$101

Noncurrent
Accrued pension cost	$1,405	$333
Loss carryforward	137	113
Impairment loss	138	64
Investment tax credit	—	17
Loss on disposal of property, plant and equipment	3	1
Other	6	15

	1,689	543
Valuation allowance	(146)	(60)

Net deferred income tax assets-noncurrent	$1,543	$483

As of December 31, 2009, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Expiry Year
		NT$ (In Millions)
Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$7	2011

Statute for Upgrading Industries	Personnel training expenditures	$1	2011
	Personnel training expenditures	4	2012
	Personnel training expenditures	3	2013
	Purchase of machinery and equipment	1	2011
	Purchase of machinery and equipment	1	2012
	Purchase of machinery and equipment	—	2013

		$10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e.	As of December 31, 2009, loss carryforward of CHIEF, Unigate, SHE, LED and CIYP are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year
	NT$	NT$
	(In Millions)
CHIEF	$23	$23	2013
	18	18	2014
	20	20	2015
	18	18	2016
	10	10	2017
	3	3	2018
	1	1	2019
Unigate	—	—	2017
	—	—	2018
	5	4	2016
SHE	1	1	2017
LED	6	6	2018
	9	9	2019
CIYP	2	2	2019

	$116	$115

f.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Balance of Imputation Credit Account (“ICA”) Chunghwa	$7,286	$7,430

The actual and the estimated creditable ratios distribution of Chunghwa’s 2008 and 2009 for earnings were 30.61% and 26.50%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

g.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2005. SENAO’s income tax returns have been examined by tax authorities through 2006. The following subsidiaries’ income tax returns have been examined by tax authorities through 2007: CHIEF, CHSI, SHE, CIYP, CHI and CHPT. Unigate’s income tax returns have been examined by tax authorities through 2008.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares (Thousand) (Denominator)	Earnings Per Share (NT$)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
	NT$	NT$
	(In Millions)
Year ended December 31, 2007
Basic EPS
Income attributable to stockholders of the parent	$61,096	$48,249	9,776,237	$6.25	$4.94

Effect of dilutive potential common stock
SENAO’s stock options	(8)	(8)	—

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$61,088	$48,241	9,776,237	$6.25	$4.93

Year ended December 31, 2008
Basic EPS
Income attributable to stockholders of the parent	$58,473	$45,011	9,696,808	$6.03	$4.64

Effect of dilutive potential common stock
SENAO’s stock options	(14)	(14)	—
Employee bonus	—	—	20,681

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$58,459	$44,997	9,717,489	$6.02	$4.63

Year ended December 31, 2009
Basic EPS
Income attributable to stockholders of the parent	$56,163	$43,757	9,696,808	$5.79	$4.51

Effect of dilutive potential common stock
SENAO’s stock options	(7)	(7)	—
Employee bonus	—	—	28,806

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,156	$43,750	9,725,614	$5.77	$4.50

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2008 and 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2007, 2008 and 2009 were also due to the effect of potential common stock of stock options issued by SENAO.

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

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The Company used December 31 as the measurement date for their pension plans.

Pension costs of the Company amounted to NT$3,139 million (NT$3,027 million subject to defined benefit plan and NT$112 million subject to defined contribution plan), NT$2,938 million (NT$2,774 million subject to defined benefit plan and NT$164 million subject to defined contributed plan) and NT$2,948 million (NT$2,737 million subject to defined benefit plan and NT$211 million subject to defined contributed plan) for the years ended December 31, 2007, 2008 and 2009, respectively.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension information of the Company of the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Service cost	$2,810	$2,661	$2,695
Interest cost	110	189	189
Expected return on plan assets	(80)	(85)	(144)
Amortizations	8	(2)	(3)
Curtailment/settlement loss to be recognized	179	11	—

Net periodic benefit pension cost	$3,027	$2,774	$2,737

b.	The changes in benefits obligation and plan assets and the reconciliation of funded status for the pension plans of subsidiaries are as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Change in benefits obligation:
Projected benefits obligation, beginning of year	$(4,534)	$(6,761)	$(9,565)
Services cost	(2,810)	(2,661)	(2,695)
Interest cost	(110)	(189)	(187)
Curtailment/settlement effect	462	79	—
Actuarial (loss) gain	310	(110)	71
Plan Amendments	—	61	—
Benefits paid	20	19	221
Impact on acquisition of subsidiary	(99)	(3)	—

Projected benefits obligation, end of year	$(6,761)	$(9,565)	$(12,155)

Change in plan assets:
Fair value of plan assets, beginning of year	$2,922	$2,864	$4,407
Actual return on plan assets	82	87	142
Actuarial (loss) gain	(3)	30	(104)
Employer contributions	372	1,522	6,652
Benefits paid—settlement	(606)	(87)	—
Benefits paid	—	(12)	(178)
Impact of acquisition of subsidiary	97	3	—

Fair value of plan assets, end of year	$2,864	$4,407	$10,919

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	Reconciliation between the funded status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

1)	Reconciliation between the fund status and accrued pension cost is summarized as follows:

	Year Ended December 31
	2008	2009
	NT$	NT$
	(In Millions)
Benefit obligation
Vested benefit obligation	$(5,672)	$(7,455)
Non-vested benefit obligation	(2,917)	(3,262)

Accumulated benefit obligation	(8,589)	(10,717)
Additional benefit obligation	(976)	(1,438)

Projected benefit obligation	(9,565)	(12,155)
Fair values of plan assets	4,407	10,919

Funded status	(5,158)	(1,236)
Unrecognized net transition	—	7
Unrecognized net loss (gain)	55	24
Unrecognized prior service cost effect	(58)	3

Net amount recognized	$(5,161)	$(1,202)

The amounts recognized in the accompanying balance sheets at December 31, 2007, 2008 and 2009 are as follows:

	Year Ended December 31
	2008	2009
	NT$	NT$
	(In Millions)
Amounts recognized
Prepaid pension (included in other assets)	$12	$15
Accrued pension liability	(5,173)	(1,217)

Net amount recognized	$(5,161)	$(1,202)

2)	Vested benefit

	Year Ended December 31
	2008	2009
	NT$	NT$
	(In Millions)
Vested benefit	$7,683	$10,654

3)	Actuarial assumptions

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Discount rate used in determining present value	2.50%	2.00%	2.00%
Rate of compensation increase	1.50%	1.00%	1.00%
Expected long-term rate of return on plan assets	2.75%	2.50%	1.50%

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Contributions and payments for defined benefit plan

	Year Ended December 31
	2008	2009
	NT$	NT$
	(In Millions)
Contributions	$1,522	$6,652

Payments	$106	$221

e.	Expected benefit payments

Year	Amount
NT$
(In Millions)
2010	$185
2011	275
2012	387
2013	534
2014	779
2015 and thereafter	9,577

f.	Plan assets allocation

Under the Labor Standards Law, the government is responsible for the administration of the Funds and determination of the investment strategies and policies. As of December 31, 2008 and 2009, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI before Chunghwa obtained control over CHI on September 9, 2009

Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-method investee

Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee

So-net Entertainment Taiwan (“So-net”)	Equity-method investee

KingWay Technology Co., Ltd. (“KWT”)	Equity-method investee

Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceed one third of its total funds

Institute for Information Industry (“III”)	Equity- method investor of InfoExplorer

e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of InfoExplorer

ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July 2008

b.	Significant transactions with the above related parties are summarized as follows:

	Year Ended December 31
	2008	2009
	NT$	NT$
	(In Millions)
1) Receivables

Trade notes and accounts receivable
III	$—	$85
ETY	—	9
CHPT	1	—
Others	1	—

	$2	$94

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31
	2008	2009
	NT$	NT$
	(In Millions)
2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$493	$271
SKYSOFT	—	14
STEF	3	3
ETY	—	3
Others	2	3

	498	294
Payables to contractors
TISE	26	42

	$524	$336

3) Advances from customers (include in other current liabilities)

SNI	$3	$2
Others	—	—

	$3	$2

4) Revenues

III	$—	$127
So-net	—	61
SKYSOFT	33	34
ETY	—	11
ELTA	10	—
CHPT	7	—
Others	4	4

	$54	$237

5) Operating costs and expenses

TISE	$538	$482
SKYSOFT	—	22
STEF	11	19
III	—	18
ETY	—	13
KWT	—	6
SNI	9	—
ELTA	190	—
Others	6	1

	$754	$561

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31
	2008	2009
	NT$	NT$
	(In Millions)
6) Non-operating income and gains

SNI	$31	$26
Others	—	—

	$31	$26

7) Acquisition of property, plant and equipment

TISE	$850	$1,337
III	—	19
Others	—	—

	$850	$1,356

8)	Financing to related parties

Financing to related parties (include in other assets—others) was as follows:

	Year Ended December 31, 2009
Related Party	Maximum Balance	Ending Balance	Interest Rate	Interest Income
STS	$546	$546	6.38%	$4

The Company did not have any financing to related parties for the year ended December 31, 2008.

SENAO rents out part of its plant to SNI, and the rent is collected monthly. The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SNI, STEF, III and ETY which were determined in accordance with mutual agreements.

c.	The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2008	2009
	NT$	NT$
	(In Millions)
Salaries	$137	$144
Compensations	57	64
Bonus	58	60

	$252	$268

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, SENAO, CHIEF, SHE, IFE, CHPT and CHTS.

	December 31
	2008	2009
	NT$	NT$
	(In Millions)
Property, plant and equipment, net	$338	$661
Leased assets, net	435	—
Restricted assets	12	100

	$785	$761

31. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2009, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisition of land and buildings of NT$230 million.

b.	Acquisition of telecommunications equipment of NT$18,006 million.

c.	Unused letters of credit of NT$400 million.

d.	Contract to print billing, envelopes and marketing gifts of NT$60 million.

e.	LED has already contracted to advance sale of land for NT$2,244 million, and collected NT$328 million according to the contracts.

f.	For the purpose of completing the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

December 31, 2009
NT$
(In Millions)
Restricted assets bank deposits	$101
Land held under development	1,822

$1,923

g.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments are as follows:

Year	Amount
NT$
(In Millions)
2010	$1,732
2011	1,381
2012	1,053
2013	815
2014 and thereafter	453

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

h.	A commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining NT$1,000 million upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay NT$17 million along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. As of March 10, 2010, the appeal is still in process.

j.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media sought damages of NT$500 million and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date. Afterwards Giga Media withdrew this civil action on October 2, 2009.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Carrying amounts and fair values of financial instruments were as follows:

	December 31
	2008		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Cash and cash equivalents	$81,288	$81,288	$73,259	$73,259
Financial assets at fair value through profit or loss	259	259	41	41
Available-for-sale financial assets	14,182	14,182	17,537	17,537
Held-to-maturity financial assets—current	769	769	1,100	1,100
Trade notes and accounts receivable, net	10,845	10,845	11,973	11,973
Receivables from related parties	2	2	94	94
Other current monetary assets	2,226	2,226	1,840	1,840
Restricted assets—current	59	59	178	178
Investments accounted for using equity method	2,337	2,499	1,622	1,743
Financial assets carried at cost	2,537	2,537	2,537	2,537
Held-to-maturity financial assets—noncurrent	3,044	3,044	3,930	3,930
Other noncurrent monetary assets	1,000	1,000	1,000	1,000
Refundable deposits	1,374	1,374	1,551	1,551
Restricted assets-noncurrent (included in “other assets—others”)	9	9	23	23

Liabilities
Short-term loans	$258	$258	$763	$763
Financial liabilities at fair value through profit or loss	107	107	1	1
Trade notes and accounts payable	11,360	11,360	10,155	10,155
Payables to related parties	524	524	336	336
Accrued expenses	16,346	16,346	17,449	17,449
Due to stockholder for capital reduction	19,116	19,116	9,697	9,697
Payables to contractors (included in “other current liabilities”)	1,546	1,546	2,229	2,229
Amounts collected in trust for others (included in “other current liabilities”)	2,535	2,535	2,225	2,225
Payables to equipment suppliers (included in “other current liabilities”)	2,526	2,526	1,533	1,533
Refundable customers’ deposits (included in “other current liabilities”)	981	981	1,045	1,045
Hedging derivative financial liabilities (included in “other current liabilities”)	28	28	—	—
Current portion of long-term loans	8	8	117	117
Long-term loans	29	29	221	221
Customers’ deposits	6,160	6,160	5,998	5,998

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values or carrying values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2008	2009	2008	2009
	NT$	NT$	NT$	NT$
	(In Millions)
Assets

Financial assets at fair value through profit or loss	$259	$41	$—	$—
Available-for-sale financial assets	14,182	17,537	—	—

Liabilities

Financial liabilities at fair value through profit or loss	107	1	—	—
Hedging derivative financial liabilities (classified as other current liabilities)	28	—	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts and currency option contracts being exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk are anticipated.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material.

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

Chunghwa entered into currency swap contracts and forward exchange contracts to hedge the fluctuation in exchange rates of open-end mutual funds denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the years ended December 31, 2008 and 2009.

None of the hedge currency swap contracts and forward exchange contracts existed as of December 31, 2009.

Outstanding forward exchange contracts for hedge as of December 31, 2008:

	Currency	Maturity Period	Contract Amount (In Millions)
Forward exchange contracts—sell	USD/NTD	2009.01	US$	30

As of December 31, 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of NT$28 million (classified as other current liabilities).

33. SEGMENT FINANCIAL INFORMATION

Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations,

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f) cellular phone sales and (g) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. For the comparative purpose, the segment information for the years ended December 31, 2007 and 2008 was presented in accordance with SFAS No. 41.

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet Business—the provision of HiNet services and related services;

•	International fixed communications business—the provision of international long distance telephone services and related services;

•	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. The Company’s measure of segment performance is mainly based on revenues and income before tax.

a.	Segment information

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Year ended December 31, 2007
Revenues from external customers	$74,273	$85,865	$20,973	$15,790	$490	$—	$197,391
Intersegment service revenues	11,399	2,531	328	1,425	1	(15,684)	—
Interest income	4	7	3	16	1,423	—	1,453
Other income	125	318	11	122	421	—	997

	$85,801	$88,721	$21,315	$17,353	$2,335	$(15,684)	$199,841

Interest expense	$—	$9	$6	$—	$—	$—	$15

Depreciation and amortization	$26,639	$9,070	$2,561	$1,346	$199	$—	$39,815

Other expense	$277	$150	$18	$17	$521	$—	$983

Segment income before tax	$15,748	$36,280	$9,315	$2,117	$(1,659)	$—	$61,801

Total assets	$245,544	$72,281	$18,018	$18,010	$115,773	$—	$469,626

Capital expenditures for segment assets	$15,518	$5,370	$1,684	$1,934	$562	$—	$25,068

Year ended December 31, 2008
Revenues from external customers	$73,058	$88,808	$23,022	$15,936	$846	$—	$201,670
Intersegment service revenues	11,929	1,933	563	1,527	2	(15,954)	—
Interest income	3	14	4	35	1,860	—	1,916
Other income	209	175	22	34	1,020	—	1,460

	$85,199	$90,930	$23,611	$17,532	$3,728	$(15,954)	$205,046

Interest expense	$—	$1	$2	$—	$1	$—	$4

Depreciation and amortization	$25,501	$8,859	$2,354	$1,326	$176	$—	$38,216

Other expense	$324	$37	$9	$2	$1,843	$—	$2,215

Segment income before tax	$15,473	$33,175	$10,086	$2,911	$(1,961)	$—	$59,684

Total assets	$243,102	$66,971	$17,004	$18,244	$118,269	$—	$463,590

Capital expenditures for segment assets	$20,710	$5,207	$2,186	$1,200	$816	$—	$30,119

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Year ended December 31, 2009
Revenues from external customers	$71,467	$86,524	$23,653	$15,244	$1,473	$—	$198,361
Intersegment service revenues	13,650	1,915	717	1,523	3	(17,808)	—
Interest income	3	8	4	11	453	—	479
Other income	77	104	74	10	678	—	943

	$85,197	$88,551	$24,448	$16,788	$2,607	$(17,808)	$199,783

Interest expense	$3	$1	$10	$—	$1	$—	$15

Depreciation and amortization	$23,984	$8,373	$2,327	$1,404	$232	$—	$36,320

Other expense	$156	$98	$11	$2	$279	$—	$546

Segment income before tax	$17,452	$30,184	$9,356	$2,550	$(2,304)	$—	$57,238

Total assets	$231,177	$63,537	$17,154	$18,700	$118,429	$—	$448,997

Capital expenditures for segment assets	$15,877	$5,028	$2,097	$1,299	$1,177	$—	$25,478

(Concluded)

b.	Products and service revenues from external customer information

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Mobile services revenue	$73,644	$72,290	$71,295
Local telephone services revenue	36,109	35,188	34,116
Leased line services revenue	27,620	27,644	27,477
Internet services revenue	21,250	21,770	21,511
Sales revenue	13,169	16,340	15,058
International long distance telephone services revenue	14,254	14,051	12,922
Domestic long distance telephone services revenue	9,095	8,480	7,407
Others	2,250	5,907	8,575

	$197,391	$201,670	$198,361

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$192,461	$196,334	$193,003
Overseas	4,930	5,336	5,358

	$197,391	$201,670	$198,361

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Thailand, and Japan and except for NT$32 million and NT$175 million at December 31, 2008 and 2009, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

d.	Major customers

For the years ended December 31, 2007, 2008 and 2009, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenues.

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Under ROC GAAP:

1)	Nature—employee bonuses and remuneration of directors and supervisors are treated as an expense rather than an appropriation of retained earnings in 2008. Before 2008, the bonuses are treated as appropriations of retained earnings.

2)	Measurement and recognition—such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of the Company. If the amounts initially accrued are significantly different from the amounts proposed subsequently by the board of directors in the following year, the difference needs to be retroactively adjusted. Otherwise, any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If all or a portion of such bonuses and remuneration are in the form of shares, compensation expense remains the same but the actual number of shares to be distributed are determined by dividing the fair value of the Company’s stock price as of one day prior to the stockholders’ meeting held in the following year.

Under US GAAP:

1)	Nature—employee bonuses and remuneration of directors and supervisors are treated as compensation expenses.

2)	Measurement and recognition—such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of the Company. However, the Company’s stockholders ultimately decide the amount and form of bonus (i.e., cash, stock or combination) at the stockholders’ meeting held in the following year. Any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If all or a portion of such bonuses and remuneration are in the form of shares, compensation expense is recognized at the fair value of the Company’s stock price on the relevant grant date determined which is not until after stockholders’ approval in the following year and subsequently remeasure to fair value until the settlement date in accordance with the share-based payments guidance.

d.	Deferred income from prepaid phone cards

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Under US GAAP, following the revenue recognition guidance, the above service revenue should be treated as deferred income at the time of service rendered and the recognition of revenue should occur over time as the service is continuously performed.

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

Under ROC GAAP, employee stock option plans were accounted for using the intrinsic value method and no stock-based compensation expense was recognized for the employee stock options granted by its subsidiary under ROC GAAP prior to January 1, 2008. In August 2007, the ARDF issued ROC SFAS No. 39, “Accounting for Share-based Payment”, which required companies to record share-based payment transactions granted on or after January 1, 2008 using the fair value method. There is no impact of the adoption this statement since the Company did not grant options on or after January 1, 2008.

Under US GAAP, the Company recognized compensation expense for such employee stock options granted by its subsidiary using fair value method in accordance with the share-based payments guidance.

g.	Defined benefit pension plan

Pension accounting under ROC GAAP is similar in many respects to US GAAP. However, under ROC GAAP, companies are not required to recognize the overfunded or underfunded positions of their defined benefit pension plans as an asset or liability on the balance sheet.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Furthermore, the accounting treatment of settlements and curtailments are different under ROC GAAP and US GAAP. Under ROC GAAP, settlement/curtailment gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in PBO.

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

This line item includes the tax effects of the pre-tax ROC GAAP to US GAAP adjustments described above.

j.	Noncontrolling interests of acquired subsidiaries

The adjustment to net income for the year ended December 31, 2009 and to stockholders’ equity as of December 31, 2009 represents a difference between ROC GAAP and US GAAP for the accounting for business combinations.

Under ROC GAAP, the noncontrolling interest in the acquiree is measured at historical cost whereas under US GAAP, the noncontrolling interest in the acquiree is measured at fair value at acquisition date

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

upon the adoption of the new accounting standard discussed in Note 1 beginning from January 1, 2009. Such adjustment for the year ended December 31, 2009 was caused by the Company’s acquisition of IFE in January 2009 and of CHI in September 2009. The adjustment to ROC GAAP net income represents additional depreciation and amortization expenses recognized under US GAAP due to the difference between the measurement of noncontrolling interests at historical cost and fair value. The adjustment to stockholders’ equity represents the difference for the measurement of noncontrolling interests at historical cost and fair value after the aforementioned net income adjustment.

k.	Earnings per share

Under ROC GAAP, earnings per share is computed by dividing income attributable to stockholders of the parent by the weighted average number of shares outstanding in each period, which is retroactively adjusted to the beginning of the year for stock dividends and stock bonuses issued subsequently in 2007. Starting from 2008, stock bonuses to employees, shares are included in the calculation of weighted-average number of shares outstanding from the date of issuance.

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the consolidated financial statements to the consolidated net income and equity determined under US GAAP, giving effect to the differences listed above.

	Year Ended December 31
	2007 As Adjusted (Note 1, Below)	2008 As Adjusted (Note 1, Below)	2009
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Net income
Consolidated net income under ROC GAAP	$48,742	$45,792	$44,495	$1,393
Adjustments:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	60	2	24	1
2. Adjustments for depreciation expenses	402	312	158	5
b. 10% tax on unappropriated earnings	(372)	191	110	3
c. Employee bonuses and remuneration to directors and supervisors	(1,369)	(3,993)	—	—
d. Revenues recognized from deferred income of prepaid phone cards	671	798	615	19
e. Revenues recognized from deferred one-time connection Fees	2,914	1,918	1,426	45
f. Share-based compensation	(14)	(22)	(17)	(1)
g. Defined benefit pension plan	(10)	(1)	1	—
i. Income tax effect of US GAAP adjustments	(1,102)	(743)	(982)	(31)
j. Noncontrolling interests of acquired subsidiaries	—	—	(8)	—
Other minor GAAP differences not listed above	(132)	(42)	(7)	—

Net adjustment	1,048	(1,580)	1,320	41

Consolidated net income based on US GAAP	$49,790	$44,212	$45,815	$1,434

Attributable to Stockholders of the parent	$49,451	$43,664	$45,096	$1,411
Noncontrolling interests	339	548	719	23

	$49,790	$44,212	$45,815	$1,434

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31
	2007 As Adjusted (Note 1, Below)	2008 As Adjusted (Note 1, Below)	2009
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Stockholders’ equity
Total stockholders’ equity based on ROC GAAP	$397,842	$379,694	$378,964	$11,861
Adjustments:
a. Property, plant and equipment
1. Capital surplus reduction	(60,168)	(60,168)	(60,168)	(1,883)
2. Adjustment on depreciation expenses, and disposal gains and losses	3,645	3,959	4,141	130
3. Adjustments of revaluation of land	(5,823)	(5,813)	(5,803)	(182)
b. 10% tax on unappropriated earnings	(4,313)	(4,147)	(4,037)	(126)
c. Employee bonuses and remuneration to directors and supervisors	(964)	—	—	—
d. Deferred income of prepaid phone cards
1. Capital surplus reduction	(2,798)	(2,798)	(2,798)	(88)
2. Adjustment on deferred income recognition	1,127	1,925	2,540	79
e. Revenues recognized from deferred one-time connection fees
1. Capital surplus reduction	(18,487)	(18,487)	(18,487)	(579)
2. Adjustment on deferred income recognition	11,239	13,156	14,582	456
f. Share-based compensation
1. Adjustment on capital surplus	15,675	15,683	15,700	491
2. Adjustment on retained earnings	(15,675)	(15,683)	(15,700)	(491)
g. 1. Accrual for accumulative other comprehensive income under pension guidance	32	22	(1)	—
2. Accrual for pension cost	(27)	(29)	(28)	(1)
h. Adjustment for pension plan upon privatization
1. Adjustment on capital surplus	1,782	1,782	1,782	56
2. Adjustment on retained earnings	(9,665)	(9,665)	(9,665)	(302)
i. Income tax effect of US GAAP adjustments	6,962	6,217	5,238	164
j. Noncontrolling interests of acquired subsidiaries	—	—	28	1
Other GAAP differences not listed above	154	201	184	6

Net adjustment	(77,304)	(73,845)	(72,492)	(2,269)

Total equity based on US GAAP	$320,538	$305,849	$306,472	$9,592

Attributable to
Stockholders of the parent	$317,883	$302,802	$302,799	$9,477
Noncontrolling interests	2,655	3,047	3,673	115

	$320,538	$305,849	$306,472	$9,592

Note 1:	Prior to the adoption of the new guidance for noncontrolling interests in consolidated financial statements issued by FASB in December 2007, the noncontrolling interests in the income of

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subsidiaries is deducted in arriving at net income. Upon the adoption of the new guidance beginning from January 1, 2009, the noncontrolling interests forms part of net income. In addition, prior to the adoption of the new guidance, the noncontrolling interests in subsidiaries is classified as mezzanine equity. Upon the adoption of the new guidance beginning from January 1, 2009, the non-controlling interest in subsidiaries is classified as a separate component of shareholders’ equity and the presentation and disclosure requirements of the new guidance are applied retrospectively for all periods presented. Therefore, from January 1, 2009, there are no differences in presentation for non-controlling interest (or minority interests as referred to under ROC GAAP) between ROC GAAP and US GAAP.

	Year Ended December 31
	2007 As Adjusted (Note 1, Above)	2008 As Adjusted (Note 1, Above)	2009
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Changes in equity based on US GAAP
Balance, beginning of year	$320,145	$320,538	$305,849	$9,572
Consolidated net income	49,790	44,212	45,815	1,434
Unrealized gain (loss) on available-for-sale securities	(507)	(2,301)	1,833	57
Unrealized gain on available-for-sale securities held by investees	2	(7)	—	—
Employee stock bonus	—	3,302	—	—
Cumulative translation adjustment for foreign-currency investments held by investees	1	31	(22)	(1)
Purchase of treasury stock	(7,217)	—	—	—
Increase in interest on issuance of stock by investees	17	64	(10)	—
Cash dividends	(34,611)	(40,716)	(37,139)	(1,162)
Capital reduction	(9,558)	(19,116)	(9,697)	(303)
Defined benefit pension plan adjustment	258	(11)	(68)	(2)
Increase (decrease) in noncontrolling interests	2,218	(147)	(89)	(3)

Balance, end of year	$320,538	$305,849	$306,472	$9,592

Attributable to
Stockholders of the parent	$317,883	$302,802	$302,799	$9,477
Noncontrolling interests	2,655	3,047	3,673	115

	$320,538	$305,849	$306,472	$9,592

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following US GAAP condensed balance sheets as of December 31, 2008 and 2009, and statements of income for the years ended December 31, 2007, 2008 and 2009 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

	December 31
	2008	2009
	NT$	NT$	US$ (Note 3)
	(In Millions)
Assets
Current assets	$118,712	$115,050	$3,600
Long-term investments	7,917	8,072	252
Property, plant and equipment, net	258,631	248,797	7,787
Intangible assets	8,271	7,680	241
Other assets	7,128	5,734	180

Total assets	$400,659	$385,333	$12,060

Liabilities and equities
Liabilities
Current liabilities	$82,299	$70,907	$2,219
Long-term liabilities	12,511	7,954	249

Total liabilities	94,810	78,861	2,468

Equity attributable to stockholders of the parent
Capital stock—NT$10 (US$0.3) par value	96,968	96,968	3,035
Capital surplus	142,503	132,742	4,154
Retained earnings	65,543	73,553	2,303
Other comprehensive income	(2,212)	(464)	(15)
Treasury stock	—	—	—

Total equity attributable to stockholders of the parent	302,802	302,799	9,477

Noncontrolling interests	3,047	3,673	115

Total equity	305,849	306,472	9,592

Total liabilities and equity	$400,659	$385,333	$12,060

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain accounts have been reclassified to conform to the US GAAP presentation requirements. Under US GAAP, incentives paid to third party dealers for inducing business are included in cost of revenues whereas under ROC GAAP such account is included in operating expenses. Under US GAAP, gains and losses on disposal of property, plant and equipment and other assets and loss arising from natural calamities are included in operating expenses whereas under ROC GAAP, such accounts are included in non-operating expenses.

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions Except Per Share Amounts)
Net revenues	$200,911	$204,352	$200,369	$6,272
Operating costs and expenses	138,139	147,086	141,817	4,439

Income from operations	62,772	57,266	58,552	1,833
Non-operating income, net	1,561	1,391	877	27

Income before income tax	64,333	58,657	59,429	1,860
Income tax expense	(14,543)	(14,445)	(13,614)	(426)

Consolidated net income	$49,790	$44,212	$45,815	$1,434

Attributable to
Stockholders of the parent	$49,451	$43,664	$45,096	$1,411
Noncontrolling interests	339	548	719	23

	$49,790	$44,212	$45,815	$1,434

Basic earnings per share	$5.08	$4.52	$4.65	$0.14

Diluted earnings per share	$5.08	$4.51	$4.64	$0.14

Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	9,732,783	9,661,309	9,696,808	9,696,808

Diluted	9,732,783	9,681,990	9,725,614	9,725,614

Net income per pro forma equivalent ADSs
Basic	$50.81	$45.19	$46.51	$1.45

Diluted	$50.80	$45.09	$46.36	$1.45

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	973,278	966,131	969,681	969,681

Diluted	973,278	968,199	972,561	972,561

The Company reports comprehensive income in accordance with related guidance. The guidance requires that in addition to net income (loss), a company should report other comprehensive income consisting of the changes in equity of the Company during the year from transactions and other events and circumstance from nonowner sources. It includes all changes in equity during the year except those resulting from investments by stockholders and distribution to stockholders. The components of other comprehensive income for the Company consist of unrealized gains and losses relating to the translation of financial statements maintained in foreign currencies, unrealized gains and losses on available-for-sale securities held by the Company and its investees and changes in the funded status of the defined benefit pension plan.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of comprehensive income for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Comprehensive income
Consolidated net income	$49,790	$44,212	$45,815	$1,434

Other comprehensive income:
Cumulative translation adjustments for foreign-currency investments held by investees	1	31	(22)	(1)
Unrealized gain on available-for-sale securities held by investees	2	(7)	—	—
Unrealized gain (loss) on available-for-sale securities	(507)	(2,301)	1,833	57
Defined benefit pension plan adjustment	258	(11)	(68)	(2)

	(246)	(2,288)	1,743	54

	$49,544	$41,924	$47,558	$1,488

Attributable to
Stockholders of the parent	$49,205	$41,385	$46,843	$1,466
Noncontrolling interests	339	539	715	22

	$49,544	$41,924	$47,558	$1,488

The components of accumulated other comprehensive income (loss) were as follows:

	December 31
	2008	2009
	NT$	NT$	US$ (Note 3)
	(In Millions)
Cumulative translation adjustments for foreign-currency investments held by investees	$29	$7	$—
Unrealized loss on available-for-sale securities	(2,272)	(439)	(14)
Defined benefit pension plan adjustment	21	(47)	(1)

	$(2,222)	$(479)	$(15)

Disclosures about defined benefit plan recognized in other comprehensive income were as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Amounts recognized in other comprehensive income
Net prior service cost, pretax	$—	$(57)	$6	$—
Net actuarial loss (gain), pretax	(381)	72	73	2
Deferred tax asset (liability)	123	(4)	(11)	—

Net impact in accumulated other comprehensive loss (gain)	$(258)	$11	$68	$2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. standards. As discussed in Note 4, beginning from 2009, bonuses paid to employees, directors and supervisors are classified as operating activities for purposes of the statement of cash flows when paid under R.O.C. standards. Therefore, the reclassification of bonuses paid to employees, directors and supervisors under U.S. standards is no longer required beginning from 2009. Summarized cash flow data by operating, investing and financing activities in accordance with U.S. standards are as follows:

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Net cash flows (outflows) from:
Operating activities	$87,248	$89,484	$77,246	$2,418
Investing activities	(39,405)	(33,961)	(28,755)	(900)
Financing activities	(42,840)	(50,512)	(56,513)	(1,769)
Effects of exchange rate change on cash and cash equivalents	(1)	31	(7)	—
Cash balance of SENAO upon its consolidation	801	—	—	—
Cash balance of SHE upon its consolidation	—	13	—	—
Cash balance of SENAO Networks and its subsidiaries upon its deconsolidation	(243)	—	—	—

Net increase in cash and cash equivalents	5,560	5,055	(8,029)	(251)
Cash and cash equivalents, beginning of year	70,673	76,233	81,288	2,544

Cash and cash equivalents, end of year	$76,233	$81,288	$73,259	$2,293

35. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.	Recent accounting pronouncements

In June 2009, the FASB issued the FASB Accounting Standards Codification (“Codification”). The Codification has become the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Company applied the Codification to its Quarterly Report for the period ended September 30, 2009. The Codification does not change GAAP and the Company believes that it did not have an effect on its financial position or results of operations.

In December 2008, the FASB issued new guidance relating to the disclosure requirements for defined benefit plans, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. As discussed in Note 28, pension funds are administered by the Labor Pension Fund Supervisory Committee (“the Committee”) and the investment policies, strategies and plan assets allocation is under the Committee’s control. In addition, the Committee does not provide detailed information to the public for the investment portfolios of the pension plan assets. Therefore, the Company cannot meet the pension plan asset disclosure requirements included in the new guidance.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2009, the FASB issued new guidance relating to the disclosure requirements for transfers of financial assets. This new guidance is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about transfers of financial assets. The new guidance is effective for annual reporting periods that begin after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company is currently evaluating the impact of the adoption of the guidance.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (VIE). This accounting standard clarified that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This accounting standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently evaluating the impact of the adoption of the standards.

In September 2009, the FASB issued new guidance relating to revenue arrangements with multiple deliverables which established the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, the update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The update is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact of the adoption of the update.

In January 2010, the FASB issued new guidance, to clarify that the scope of the decrease in ownership provisions and provides amendments that affect the accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit for an equity interest in another entity. The new accounting standard is effective beginning for the first interim and annual reporting period on or after December 15, 2009. The Company does not expect that the new accounting standard will have a material impact on the Company financial statements.

b.	Share-based compensation

The Company adopted share-based compensation guidance to recognize compensation cost of options granted by SENAO. The guidance requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service period. The Company has estimated the fair value of stock options as of the date of grant using the Black-Scholes option pricing model.

The Compensation expenses related to stock options were NT$14 million, NT$22 million and NT$17 million for 2007, 2008 and 2009, respectively. There is no income tax benefit effect related to share-based compensation arrangements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average remaining contractual term and aggregate intrinsic value of options under the foregoing plans as of December 31, 2009 were as follows:

	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In Years)	NT$ (In Millions)
Options outstanding	3.23	160
Options exercisable	3.17	78

The aggregate intrinsic value in the above table represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2007 was NT$15.60. SENAO did not grant any option in 2008 and 2009.

Total intrinsic value of options exercised for the years ended December 31, 2007, 2008 and 2009 were NT$110 million, NT$117 million and NT$113 million, respectively. Total fair value of shares vested during the years ended December 31, 2007, 2008 and 2009 were NT$152 million NT$238 million and NT$252 million, respectively.

A summary of the status of the Company’s nonvested shares as of December 31, 2009 and changes during the year ended December 31, 2009 is presented below:

	Shares in Thousand	Weighted- average Grant-date Fair Value
Nonvested at January 1, 2009	13,818	$26.34
Granted	—	—
Vested	(4,076)	13.75
Forfeited	(419)	31.35

Nonvested at December 31, 2009	9,323	30.92

As of December 31, 2009, there was NT$7 million of total unrecognized compensation expense related to nonvested options. The expense is expected to be recognized over a weight-average period of 2.29 years.

The compensation expenses were determined by calculating the fair value of each option grant using the Black-Scholes option-pricing model. SENAO used the following weighted-average assumptions in calculating the fair value of the options granted:

Year Ended December 31, 2009
Expected dividend yield	0–1.49%
Expected volatility	39.63%–52.65%
Risk free interest rate	1.75%–2.00%
Expected life	4.375 years

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SENAO did not grant any options in 2009.

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

c.	Marketable securities

	December 31
	2008		2009
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
	(In Millions)
Available-for-sale securities
Open-end mutual funds	$13,442	$(2,069)	$16,832	$(462)
Domestic listed stocks	—	—	500	24
Corporate bonds	—	—	103	1
Real estate investment trust fund	194	(29)	102	(2)
Foreign listed stocks	546	(167)	—	—

	14,182	(2,265)	17,537	(439)

Held-to-maturity securities
Corporate bond	2,635	(15)	4,532	(38)
Financial institution bonds	1,137	—	498	2
Collateralized loan obligation	41	3	—	—

	3,813	(12)	5,030	(36)

	$17,995	$(2,277)	$22,567	$(475)

The Company’s gross realized gains on the sale of investments for the years ended December 31, 2008 and 2009 were NT$131 million and NT$553 million, respectively. The Company’s gross realized losses on the sale of investments for the years ended December 31, 2008 and 2009 were NT$1,014 million and NT$695 million, respectively.

The carrying amounts at December 31, 2009 for debt securities classified as available-for-sale securities and held-to-maturity by contractual maturity are shown below.

December 31, 2009
NT$
(In Millions)
Due within one year or less	$1,100
Due after one year through four years	4,033

$5,133

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position as of December 31, 2009:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Open-end-mutual funds	$951	$(12)	$6,059	$(541)	$7,010	$(553)
Real estate investment trust fund	—	—	38	(8)	38	(8)

	$951	$(12)	$6,097	$(549)	$7,048	$(561)

The Company has determined that the gross unrealized losses related to mutual funds, real estate investment trust fund at December 31, 2009 were due to the fact that global economic and financial circumstances have changed. The Company reviewed its investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is other-than-temporary including but not limited to the length of time and extent to which fair value has been less than the cost basis, credit quality and the Company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As a result, the Company determined that aforementioned investments with unrealized losses were not deemed to be other- than-temporary impaired as of December 31, 2009.

d.	Fair value measurements

The fair value guidance requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. The level in the fair value hierarchy within which the fair value measurement in its entirely falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a recurring basis

The following table presents our assets and liabilities measured at fair value on a recurring basis at December 31, 2008 and 2009:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Derivatives
Index future contracts	$243	$—	$—	$243
Forward exchange contracts	—	16	—	16
Available-for-sale securities
Open-end mutual funds	13,442	—	—	13,442
Real estate investment trust	194	—	—	194
Foreign listed stocks	546	—	—	546

	$14,425	$16	$—	$14,441

Liabilities
Derivative
Forward exchange contracts (including contract for fair value hedge)	$—	$124	$—	$124
Index future contracts	11	—	—	11

	$11	$124	$—	$135

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Derivatives—currency swap contracts	$—	$7	$—	$7
Convertible bonds	34	—	—	34
Available-for-sale securities
Open-end mutual funds	16,832	—	—	16,832
Domestic listed stocks	500	—	—	500
Corporate bonds	—	103	—	103
Real estate investment trust	102	—	—	102

	$17,468	$110	$—	$17,578

Liabilities
Derivative—forward exchange contracts	$—	$1	$—	$1

Index future contracts and convertible bonds are actively traded or have quoted prices. For forward exchange and currency swap contracts, fair values are estimated using industry standard valuation models. These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.

Available-for-sale financial assets include open-end mutual funds, domestic listed stocks, foreign listed stocks, and real estate investment trust fund that are actively traded or have quoted prices.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Corporate bonds are using market-based observable inputs including duration, yield rate and credit rating for fair value valuation.

Assets measured at fair value on a nonrecurring basis

The tables below set out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2008 and 2009:

	For the Year Ended December 31, 2008
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Cost method investees—RPTI and ETS	$—	$—	$44	$25

	For the Year Ended December 31, 2009
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)
Assets
Cost method investees—ETS, and DIG	$—	$—	$24	$20

Other assets	$—	$—	$—	$5

The Company evaluated its cost method investees for impairment by using valuation models based on future cash flow because there are no quoted fair value for such investments. Cost method investees held with a carrying amount of NT$69 million were written down to their fair value of NT$44 million, resulting in an impairment charge of NT$25 million, which was included in earnings for year ended December 31, 2008.

The Company evaluated its cost method investees for impairment by using valuation models based on future cash flow because there are no quoted fair value for such investments. Cost method investees held with a carrying amount of NT$44 million were written down to their fair value of NT$24 million, resulting in an impairment charge of NT$20 million, which was included in earnings for the period for year ended December 31, 2009.

Certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test and other non-financial long-lived assets measured at fair value for impairment assessment. Other assets held with a carrying amount of NT$5 million were written down to their fair value of nil, resulting in an impairment charge of NT$5 million, which was included in earnings for the period.

e.	Income tax

Effective January 1, 2007, the Company adopted the guidance of income taxes uncertainties. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with the guidance is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the Company’s estimates. The adoption of the guidance did not have a material impact on the Company.

36. SUBSEQUENT EVENT (UNAUDITED)

On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay NT$23 million as compensation in addition to the NT$17 million from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa did not accrue the settlement amount related to the judgment from the Taiwan High Court on its consolidated financial statement as of and for the year ended December 31, 2009.