Form 20-F
period 2010-12-31
CHUNGHWA TELECOM CO LTD
filed 2011-04-20
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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

7,757,446,545 Common Shares

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

FISCAL YEAR ENDED DECEMBER 31, 2010

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

A. Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2008, 2009 and 2010, and the selected balance sheet data as of December 31, 2009 and 2010 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected income statement and cash flow data for the years ended December 31, 2006 and 2007, and the selected balance sheet data as of December 31, 2006, 2007 and 2008 set forth below, are derived from our audited consolidated financial statements not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the Republic of China, or R.O.C. GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP, as further explained under note 36 to our consolidated financial statements included herein.

	Year Ended December 31,
	2006(1)	2007(1)	2008(1)	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Income Statement Data:
ROC GAAP
Net revenues	184.5	197.4	201.7	198.4	202.4	6.9
Operating costs(1)	(93.8)	(106.7)	(113.5)	(112.7)	(115.3)	(3.9)

Gross profit	90.7	90.7	88.2	85.7	87.1	3.0
Operating expenses(1)	(34.4)	(30.4)	(29.6)	(29.3)	(29.7)	(1.0)

Income from operations	56.3	60.3	58.6	56.4	57.4	2.0
Non-operating income and gains(2)	1.8	2.5	3.4	1.4	1.0	—
Non-operating expenses and losses(2)	(0.4)	(1.0)	(2.3)	(0.6)	(0.7)	—

Income before income tax	57.7	61.8	59.7	57.2	57.7	2.0
Income tax expense	(12.8)	(13.1)	(13.9)	(12.7)	(9.1)	(0.3)

Consolidated net income	44.9	48.7	45.8	44.5	48.6	1.7

Attributable to:
Stockholders of the parent	44.9	48.2	45.0	43.8	47.6	1.6
Minority interests	—	0.5	0.8	0.7	1.0	0.1

	44.9	48.7	45.8	44.5	48.6	1.7

	Year Ended December 31,
	2006(1)	2007(1)	2008(1)	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Earnings per share:
Basic	4.56	4.94	4.64	4.51	4.91	0.17
Diluted	—	4.93	4.63	4.50	4.89	0.17
Earnings per ADS equivalent:
Basic	45.61	49.35	46.42	45.16	49.10	1.68
Diluted	—	49.35	46.31	45.01	48.95	1.68
US GAAP
Net revenues	186.3	200.9	204.4	200.4	203.8	7.0
Operating costs and expenses(1)	(130.0)	(138.1)	(147.1)	(141.8)	(145.2)	5.0

Income from operations	56.3	62.8	57.3	58.6	58.6	2.0
Non-operating income, net(2)	1.1	1.5	1.4	0.8	0.6	—

Income before income tax	57.4	64.3	58.7	59.4	59.2	2.0
Income tax expense	(15.3)	(14.5)	(14.5)	(13.6)	(10.0)	(0.3)

Consolidated net income	42.1	49.8	44.2	45.8	49.2	1.7

Attributable to:
Stockholders of the parent	42.1	49.5	43.7	45.1	48.3	1.7
Noncontrolling interests	—	0.3	0.5	0.7	0.9	—

	42.1	49.8	44.2	45.8	49.2	1.7

Earnings per share:
Basic	4.30	5.08	4.52	4.65	4.98	0.17
Diluted	—	5.08	4.51	4.64	4.96	0.17
Earnings per ADS equivalent:
Basic	43.01	50.81	45.19	46.51	49.78	1.71
Diluted	—	50.80	45.09	46.36	49.64	1.70

	As of December 31,
	2006(1)	2007(1)	2008(1)	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Balance Sheet Data:
ROC GAAP
Working capital	47.8	60.6	48.3	54.8	48.5	1.7
Long-term investments	5.7	5.6	8.9	9.1	13.9	0.5
Properties	343.5	330.8	323.0	313.0	305.7	10.5
Goodwill	0.1	0.2	0.2	0.3	0.3	—
Total assets	461.4	469.6	463.6	449.0	454.3	15.6
Short-term loans	0.1	—	0.3	0.8	0.1	—
Short-term bills payable	—	—	—	—	0.2	—
Current portion of long-term loans	0.3	—	—	0.1	0.3	—
Long-term loans(3)	—	—	—	0.2	3.1	0.1
Deferred income	1.0	1.5	2.1	2.5	2.6	0.1
Other liabilities	8.5	11.0	11.8	7.5	7.5	0.3
Total liabilities	61.3	71.8	83.9	70.0	85.7	2.9
Capital stock	96.7	96.7	97.0	97.0	77.6	2.7
Cash dividend on common shares	40.7	34.6	40.7	37.1	39.4	1.4
Equity attributable to stockholders of the parent	400.0	395.0	376.6	375.2	364.6	12.5
Minority interests in subsidiaries	0.1	2.8	3.1	3.8	4.0	0.1
US GAAP
Total assets	398.8	406.2	400.7	385.4	390.5	13.4
Total liabilities	78.6	85.7	94.8	78.9	94.4	3.2
Capital stock	96.7	96.7	97.0	97.0	77.6	2.7
Equity attributable to stockholders of the parent(5)	320.1	317.8	302.8	302.8	292.2	10.0
Noncontrolling interests	0.1	2.7	3.1	3.7	3.9	0.1

	Year Ended December 31,
	2006(1)	2007(1)	2008(1)	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Cash Flow Data:
ROC GAAP
Net cash provided by operating activities	100.7	89.0	91.9	77.3	84.8	2.9
Net cash used in investing activities	(18.8)	(38.6)	(34.5)	(29.5)	(17.4)	(0.6)
Net cash used in financing activities	(52.9)	(44.3)	(52.3)	(56.5)	(47.0)	(1.6)
Net increase (decrease) in cash and cash equivalents	28.8	5.6	5.1	(8.0)	17.6	0.6

Other Financial Data:
ROC GAAP
Gross margin(4)	49%	46%	44%	43%	43%	43%
Operating margin(5)	31%	31%	29%	28%	28%	28%
Net margin(6)	24%	24%	22%	22%	24%	24%
Capital expenditures	27.7	25.1	30.1	25.5	24.6	0.8
Depreciation and amortization	41.0	39.8	38.2	36.3	34.1	1.2
Cash dividends declared per share	3.58 (7)	4.26 (7)	3.83 (7)	4.06 (7)	— (8)	— (8)
Stock dividends declared per share	1.00	2.10	1.00	—	— (8)	— (8)

(1)	As a result of the adoption of Interpretation 96-052 issued by the Accounting and Research Development Foundation, or ARDF, in the Republic of China, beginning from January 1, 2008, bonuses paid to employees, directors, and supervisors are recognized as an expense rather than an appropriation of earnings, and we accrued NT$1,891 million, NT$1,964 million and NT$2,358 million (US$80.9 million) in 2008, 2009 and 2010, respectively. Some portion of the aforementioned amounts of NT$41 million, NT$39 million and NT$46 million (US$1.6 million) were capitalized as part of property, plant and equipment. Interpretation 96-052 is effective for the financial statements beginning after January 1, 2008, thus we did not retrospectively restate our financial statements for the years of 2006 and 2007.
(2)	Includes interest income of NT$804 million, NT$1,453 million, NT$1,916 million, NT$479 million and NT$475 million (US$16.3 million) for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 respectively, and interest expense of NT$6 million, NT$15 million, NT$4 million, NT$15 million and NT$107 million (US$3.7 million) for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 respectively.
(3)	Excludes current portion of long-term loans.
(4)	Represents gross profits divided by net revenues.
(5)	Represents income from operations divided by net revenues.
(6)	Represents net income attributed to stockholders of the parent divided by net revenues.
(7)	Dividends for 2006, 2007, 2008 and 2009, in U.S. dollars were US$0.11, US$0.13, US$0.12 and US$0.14, respectively. The amounts were calculated using the exchange rates of the subsequent years for convenience translation.
(8)	Dividends for 2010 are expected to be declared at our 2011 annual general stockholders’ meeting scheduled for June 2011.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2010 have been translated into U.S. dollar amounts using US$1.00=NT$29.14, set forth in the statistical release of the Federal Reserve Board on December 30, 2010. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or New Taiwan dollars, as the case may be, at any particular rate or at all. On April 15, 2011, the exchange rate was NT$29.04 to $1.00.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end exchange rates, in New Taiwan dollar per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Year Ended December 31,	Average(1)	High	Low	At Period End
2006	32.51	33.31	31.28	32.59
2007	32.41	33.41	32.26	32.43
2008	31.51	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
October	30.82	31.30	30.42	30.60
November	30.32	30.52	30.12	30.47
December	29.90	30.37	29.14	29.14
2011 (through April 15)	29.30	29.98	28.78	29.04
January	29.11	29.98	29.36	29.03
February	29.28	29.76	28.78	29.74
March	29.49	29.63	29.35	29.40
April (through 15)	29.07	29.25	28.92	29.04

Source:	Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.(1) Annual averages are calculated using the average of exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Currently, our regulator is the National Communications Commission, which was formed on March 1, 2006 in accordance with the National Communications Commission Organization Law, or the NCC Organization Law, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the National Communications Commission.

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

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For instance, the National Communications Commission adopted a three-year price reduction plan from April 2007 to March 2010 and a second round three-year price reduction plan from April 2010 to March 2013, resulting in a number of price reductions in the tariff structures relating to our domestic fixed communications and mobile communications services. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff Adjustments”. In addition, the National Communications Commission mandated us to offer telephone services for off-shore islands, including Kinmen, Matsu, Penghu at a preferential domestic long distance rate. We had proposed the preferential tariff plan for these areas accordingly, and it had started on April 1, 2011. The National Communications Commission also asked us to submit a proposal by the third quarter of 2011 for combining island-wide telephone services tariffs into one local telephone service tariff. We are still in negotiation with the National Communications Commission about this proposal. However, we cannot guarantee when this combination will occur and that there will not be a material impact on our business operation and revenues if it does occur.

In addition, we operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer.

If we are unable to obtain and maintain the licenses to operate our mobile services business, our business prospects and future results of operations would be adversely affected.

There are currently three mobile network operators that offer 2G mobile services in Taiwan. The licenses granted by the ROC government authorities for operating 2G mobile services on the 900MHz and 1800MHz spectrum will expire in June 2017 rather than in 2012 and 2013 as originally scheduled, according to Executive Yuan’s announcement on November 22, 2010. The Executive Yuan also announced that the rights to use the 2G frequency spectrum will be sold at an auction for technology neutral usage in 2015. If we are unable to successfully acquire the rights to use the frequency spectrum that we need for our future business operations, our business prospects and future results of operations may be adversely affected which as a result may lead to a material impact on our business revenues.

Increasing competition resulting from the ongoing liberalization of the Taiwan telecommunications industry or from alternative means of communication may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

Mobile service providers in Taiwan have been offering 3G mobile services for several years. We face increased competition from some of these mobile service providers starting during the economic downturn, when they began offering free on-net call packages. We have also faced increasing competition from new entrants in the Taiwan telecommunications market in recent years. In particular, multiple licenses to operate fixed line, mobile, paging and other services have been issued by the Republic of China government since 1996. The National Communications Commission opened applications for VoIP (070) phone numbers in November 2005. As of the end of 2008, three Type I service providers—New Century InfoComm Tech. Co., Ltd., or Sparq, Taiwan Fixed Network and us—and two Type II service providers—Taiwan Infrastructure Technology Company and one of our subsidiaries, Chief Telecom—have obtained VoIP phone numbers. Our subsidiary, Chief Telecom, has been granted 070 VoIP phone numbers from the National Communications Commission and has launched its 070 phone-to-phone VoIP service in April 2009.

We also face increased broadband competition from cable operators. Cable operators have been using low-priced internet access packages to attract new customers in specific areas and buildings in Taiwan. They have also been upgrading their networks to DOCSIS 3.0 in order to provide higher speed internet access. DOCSIS refers to Data Over Cable Service Interface Specification, which is an international telecommunications standard that permits the addition of high-speed data transfer to an existing cable TV system. To counter these developments, we plan to migrate more of our ADSL customers to FTTx services and to provide even higher speed FTTH access. On December 17, 2010, Kbro Co. Ltd., a cable television company, was acquired by Big Rich Media Limited, which is controlled by the same family that controls Taiwan Mobile. We expect this acquisition to increase the competition for our IPTV and broadband businesses, which could make it difficult for us to acquire channels for our IPTV services and result in the deterioration of our broadband market share and revenues.

Many of our competitors are in alliances with leading international telecommunications service providers and have access to financial and other resources or technologies that may not be available to us. Moreover, as the government continues to liberalize the telecommunications market, such as through the issuance of new licenses or establishment of additional networks, our market position and competitiveness could be materially and adversely affected. We cannot guarantee that our measures to address competition will be effective and our business, financial condition and results of operations may be adversely affected by our competition.

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

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2010, we made capital expenditures for our domestic fixed communications of NT$14.2 billion (US$489.4 million), our mobile communications business of NT$5.3 billion (US$180.5 million), our internet business of NT$1.9 billion (US$64.8 million), our international fixed communications business of NT$1.8 billion (US$61.3 million) and our other businesses of NT$1.4 billion (US$48.7 million). In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing our expected return from our investments.

We cannot assure you that services enabled by new technologies we are implementing, such as HSPA/ HSPA+ mobile technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations.

In 2010, we recognized an other-than-temporary impairment loss of NT$59 million (US$2.0 million) for financial assets carried at cost due to adverse changes in market conditions and operating performance that was below expectations. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order for us to effectively respond to technological changes, such as the continued expansion of our High Speed Packet Access, or HSPA, and HSPA+ mobile network. We will also need to make additional capital expenditures relating to the launch of new businesses, such as Next Generation Network, or NGN, projects to migrate our fixed line networks to NGN. In addition, to meet the increasingly robust high-bandwidth requirements of digital convergence services, we will expand construction of fiber optic networks, including passive optical networks, or PONs and optical distribution networks, or ODNs. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the Taiwan and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry any insurance to cover damages caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. For example, in 2010, losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons were approximately NT$19 million (US$0.7 million) as recorded in non-operating expenses under ROC GAAP. The occurrence of any natural disasters could impact our ability to deliver services and have a negative effect on our results of operations.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are always evaluating new growth opportunities in the broader telecommunications industry and are expecting to be transformed into an Information and Communications Technology (ICT) service provider. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our wireless data services is substantially dependent on the availability of wireless data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our wireless data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected.

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

As of March 31, 2011, the Republic of China government, through the Ministry of Transportation and Communications, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the Ministry of Transportation and Communications, may continue to have the ability to control our business, including matters relating to:

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

Investor confidence in us may be adversely impacted if we or our independent registered public accountants are unable to attest to or express an unqualified opinion on the effectiveness of our internal control over financial reporting.

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

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

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In recent years, the banking and financial sectors in Taiwan have been seriously harmed by the general economic downturn in Taiwan and the rest of Asia and the world, which has resulted in a depressed property market and an increase in the number of companies filing for corporate reorganization and bankruptcy protection. The global slowdown in technology expenditures has also from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. We cannot assure you that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by deterioration in the Taiwan economy.

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

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.20 in February 2000 and subsequently fell to a low of 3,446.26 in October 2001. During 2010, the Taiwan Stock Exchange Index peaked at 8972.5 on December 31, 2010, and reached a low of 7071.67 on January 9, 2010. On April 18, 2011, the Taiwan Stock Exchange Index closed at 8,714.48. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the National Communications Commission on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the NCC Organization Law. The National Communications Commission and the Ministry of Transportation and Communications reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the Ministry of Transportation and Communications on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 18, 2011, foreign direct holdings of our outstanding share capital is at 26.46%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the National Communications Commission will exercise its authority over us, and the National Communications Commission could decline to raise, or determine to reduce, this foreign ownership limitation.

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

Our actual financial results may differ materially from our published yearly guidance.

Before 2009, we voluntarily published operating results guidance for the current fiscal year prepared in accordance with R.O.C. GAAP. In 2009 and 2010, we published operating results guidance on a quarterly basis. Beginning in 2011, we reverted to publishing our operating results guidance on an annual basis again and no longer publish operating results guidance on a quarterly basis. These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described in this annual report. In particular, projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the Republic of China government privatization efforts. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications. The common shares of the Company have been listed on the Taiwan Stock Exchange under the number “2412” since October 2000 and its ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 2003. In August 2005, we became a privatized company as the ownership of the Taiwan government was reduced to less than 50%. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China, and our telephone number is (886) 2-2344-5488. Our website address is http://www.cht.com.tw. The information on our website does not form a part of this annual report.

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

•	mobile communications services, including mobile and paging services, sales of mobile handsets and data cards and mobile other services;

•	internet services, including HiNet, our internet service provider, internet value-added services, data communication services, internet data center services, and internet other services

•

international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and international other services; and

•	other services, including non-telecom services.

In addition to these traditional telecommunication services, we also focus on selected Information and Communication Technology (ICT) service and advanced development, such as cloud computing.

For each of our key services, we enjoy leading positions across a number of areas:

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

In 2010, our revenues under R.O.C. GAAP were NT$202.4 billion (US$6.9 billion), our consolidated net income was NT$48.6 billion (US$1.7 billion) and our basic earnings per share was NT$4.91 (US$0.17).

In 2010, we made capital expenditures totaling NT$24.6 billion (US$0.8 billion), of which 58% was related to our domestic fixed communications business, 21% was related to our mobile communications business, 8% was related to our internet business, 7% was related to our international fixed communications business and 6% was related to our other businesses. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

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

•

our capital resources and technology, which we believe we can build on to expand our leading position in the mobile communications and internet services markets, including through our continued construction of our existing 3G/HSPA/HSPA+ mobile network, our expansion of FTTx broadband access services, IP-based MOD services, fixed/mobile value added and cloud computing related services, and our future construction of a fourth generation long term evolution mobile network if we win the technology neutral license in 2015.

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

Broad network coverage. The breadth of our network and our ownership of the so called “last mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provide us with access to existing and potential customers and creates a platform for expanding our services. As of December 31, 2010, substantially all of our installed telephone lines were capable of delivering ADSL services and network coverage of ADSL was approximately 97%. In order to provide higher bandwidth services for our customers, we are constructing our FTTx network. As of December 31, 2010, network coverage of FTTx with speed of 30Mbps was approximately 79.3%. In addition, our mobile communications network provides nationwide coverage. Our large cellular spectrum allocation together with our network of 16,215 base stations position us well for the continued expansion of our mobile services in Taiwan.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom” and “HiNet” have a reputation for quality, reliability and sophisticated technology. In particular, we are the leading internet service provider in Taiwan through HiNet. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 23 operations offices, 313 service centers, 221 exclusive service stores and six customer service centers. We also offer comprehensive and high-quality point of sale and after sale services, and we provide web-based customer services. Moreover, our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In 2010, we obtained several domestic and international awards which recognized our service quality, corporate governance and corporate social responsibility. In the Reader’s Digest Trusted Brands Award, we have stood out and won the Platinum Award of Telecom Company in Taiwan for seven consecutive years since 2004. We were awarded “Best Managed Company,” “Best Corporate Governance, “Best Corporate Social Responsibility” and “Best Commitment to Strong Dividends” in Taiwan by FinanceAsia. We were also awarded the “Excellence in Corporate Social Responsibility Award” by the Common Wealth Magazine, “Excellent Service Award 2010” by Global Views, “Best Corporate Governance and Disclosure” in the Greater China Awards 2010 by IR Magazine, and “Excellence for Financial Disclosure Procedures” in Asia Pacific by IR Global Rankings.

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

Enhancing position in our leading markets. Revenues from our mobile communications and internet services have increased from 55.4% of revenues in 2008 to 56.1% in 2010. We expect our mobile communications, internet, broadband value-added and information and communication technologies services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement as well as the marketing of our products and services.

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

Advanced network technology. Since 2003, we have developed and upgraded our existing infrastructure for both mobile and fixed line networks. We developed a high-speed internet protocol backbone network, expanded the coverage of our ADSL network and deployed a 3G network. In 2008, we launched a long-term next generation network construction project that will upgrade our local fixed line networks to high-speed packet-based digital networks with FTTx technologies, including FTTC/N, FTTB and FTTH, in order to provide high speed internet, VoIP, MOD and high definition television, or HDTV, services. We have also upgraded our 3G network to HSPA and HSPA+. In 2011, we will expand HSPA/HSPA+ coverage to provide better mobile internet services with speeds of up to 21 Mbps. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. As of March 31, 2011, we employ over 2,128 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2010, our research and development expenses accounted for 1.6% of our revenues under R.O.C. GAAP. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategy

Taiwan has one of the highest fixed line penetration rates in Asia and has also experienced rapid adoption of wireless communications and internet services, including broadband access services. We believe that telecommunications services will evolve over the coming years, driven by a number of technological innovations, including cloud computing and mobile broadband and Internet of Things. We also believe that the convergence of communications technologies will provide a significant competitive advantage to integrated telecommunications service providers that are able to design and construct sophisticated and scalable networks capable of serving as a common platform for a broad range of services.

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our leadership position in growing markets, such as the mobile services and internet services markets, including fixed/mobile broadband access services and value-added services.

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

Fixed communications: Our strategy is to maintain our position as the market leader in domestic fixed communications. In addition to our Public Switched Telephone Network, or PSTN, customer retention program, we are working on NGN projects to facilitate network migration into IP Multimedia Subsystem, or IMS. The first stage of our IMS network was completed in March 2009. This is the largest ever NGN deployment that has been constructed in Taiwan, with more than 500,000 subscriber facilities. To enhance business efficiency and reduce operational expenditures, we constructed a new Multi-Protocol Label Switching-, or MPLS-, based IP backbone to consolidate existing IP networks in September 2008. Based on these facilities, we will collaborate with the third parties to develop new integrated services to retain our customers and generate new revenue streams. For provision of new services, we launched our multimedia value-added services in October 2010. These services include provision of home-based surveillance cameras and daily life information, entertainment and phone services.

Broadband services: We also plan to continue to build on the success of our broadband access services.

•

We provided ADSL and FTTx services to 4.4 million customers, which represented more than 80.5% of Taiwan’s fixed line broadband customers by the end of 2010. We have successfully migrated many of our customers from low-speed to higher-speed internet access services and upgraded ADSL subscribers to FTTx, which offers an even higher speeds by using fiber optic technology. Approximately 84% of our broadband customers subscribe for downlink speeds of over 2 Mbps, and 46.7% were with FTTx as of December 31, 2010.

•

We are continuing the build-out of our FTTx infrastructure. Because we typically realize higher average revenue per user for our FTTx internet services, we plan to continue offering various incentives for our ADSL and other internet customers to switch to our FTTx services. In 2010, FTTx revenue has reached 58.3% of our total broadband revenue.

Mobile Communications: We offer our mobile services via both 2G and 3G networks. For 2G, we are using standard of Global System for Mobile Communications or GSM while for 3G, wideband code division multiple access, or WCDMA is adopted. In order to meet the demand from our customers for high-speed wireless data access, we upgraded our 3G mobile service to High-Speed Packet Access, or HSPA technology on September 12, 2006 and to HSPA+ services in 2010, and are continuing to develop next generation mobile technologies. Our strategy for mobile service includes the following initiatives:

•

Focusing on maintaining our average revenue per user by promoting increased use of wireless value-added services, such as our “emome” service, Hami services, Java games, ring-back tone services, video streaming, e-books, and online shopping.

•	Encouraging our customers to use our 3G and HSPA/HSPA+ services by offering customized mobile handsets combined with attractive value-added services and product packages;

•	Expanding our HSPA+ coverage and enhancing the data rate up to 21 Mbps to attract more mobile internet customers; and

•

Catering for the high bandwidth usage of smart phone and Tablet PCs, we have constructed more than 10,000 Wi-Fi Hotspot in 2010 to share some of the data traffic from the mobile network. We will continue to expand another 10,000 hotspots using Wi-Fi solutions in 2011.

•	Converging fixed communications and mobile communications services to provide customers with access to personalized information through personal computers or mobile handsets;

•	Taking advantage of our superior brand and network quality to attract our competitors’ customers;

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet value-added services.

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

Integrated services: We believe integrated services are effective in encouraging usage and enhancing customer loyalty. We intend to increase our offerings for integrated services. In particular, we believe we are positioned to provide our customers with fully integrated solutions across fixed communications, mobile communications and internet platforms. Our “Friends and Family” service, which offers customers preferential rates, has attracted over 1.54 million mobile customers. In addition, we provide a wide range of integrated services customized to meet the needs of our corporate customers, such as integrated network management services, integrated information and communication services, secure internet services, enterprise push mail services, 3G mobile office and mPro business service, which is designed for business professionals who need to access information, such as their email, calendar, contacts and news, wirelessly. We are also developing cloud-based multi-screen services in relation to music, media, news information and payment. We started to offer HiCloud CaaS (Compute as a Service), StaaS (Storage as a Service) in 2010 and we plan to provide customers SoD (Service on Demand) which allows flexibility for customers to make their own choices of HiCloud services.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium-sized enterprises and in January 2007 established our Enterprise Business Group. As of December 31, 2010, our Enterprise Business Group is staffed by approximately 344 professionals and offers packaged and customized services, customer-oriented solutions and integrated information and communications services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123.” We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an Interactive Voice Response, or IVR, system. To improve the quality of our customer services, we implemented a customer relationship management system, which encompass, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

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

Personnel costs. We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered voluntary retirement programs once each year since 2005, which resulted in reductions of 5,329 employees. We also hired more than 2,966 new employees after our privatization in August 2005. Since then, we continued to align our organizational structure by integrating various operating units and departments. We will also continue to reallocate our personnel from traditional fixed line services to our growing businesses and to our marketing and customer services departments, as well as exploring outsourcing opportunities where we deem appropriate.

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

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, information and communication technology solutions partners to diversify our business operations and enhance our service offerings. As of the date of this annual report, we have collaborated with more than 440 information content providers, more than 180 customer premises equipment providers, more than 10 internet service providers, more than one internet portal operator and more than 50 information and communication technology solution partners. In 2010, we signed MOUs with some international companies such as Trend Micro, Intel Corporation, Quanta Computer, Sky Cloud Technology and Inventec Corporation to cooperate on ICT and cloud computing businesses. We believe that our experience in running Internet data centers and our ability to serve retail customers coupled with the technologies offered by these partners will position us advantageously in this new area. In February 2011, we signed an MOU with HTC to form a strategic partnership to work on customized handsets and share marketing resources.

Acquisitions and Investments. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. In addition, after our privatization, we have focused our investment strategy on the development of new businesses and the enhancement of our operation efficiency. We have entered into the following notable transactions:

In January 2007, we acquired a 31.3% ownership in SENAO International Co., Ltd., or Senao, one of the largest mobile handset distributors in Taiwan with a significant market share in Taiwan. Our investment in Senao has increased our competitiveness in the mobile services business, strengthened our sales of mobile handsets and logistics management and benefited our financial condition. Because SENAO offers warrants to employees, our shareholding in SENAO was diluted to 28.4% by the end of 2010 due to the exercise of options.

In January 2008, we acquired a 16.67% ownership interest in Industrial Bank of Taiwan II Venture Capital Co., Ltd. to expand our overseas network of investment companies and increase investment opportunities in emerging markets. Also in January 2008, we became a 33.4% stockholder of Kingwaytek Technology Co., Ltd., whose core businesses are the production and sales of electronic maps, technical assistance with computer peripherals and creation and development of specialized system applications. By combining our resources, we seek to build a high-quality geographic information system, or GIS, database and to develop applications related to GIS, location-based services, telematics and intelligent transportation systems to further revenue growth from our GIS-related services.

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

In April 2008, we acquired a 33.33% ownership interest in Viettel-CHT IDC, or Viettel, an internet database center provider in Vietnam. In acquiring and developing a working relationship with Viettel, we seek to strengthen our overseas network, further our global expansion strategy and capture the growth opportunities in the Vietnamese economy and telecommunications industry. Our equity stake in Viettel was reduced slightly from 33.33% to 30% in September 2009 because of our relatively lower capital injection in Viettel’s second round of capital increase compared with the first round.

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

In September 2008, to reinforce our satellite capabilities by replacing the ST-1 telecommunications satellite, we established ST-2 Satellite Ventures Pte., Ltd. in Singapore with our partner SingTelSat Pte., Ltd. Our ownership in ST-2 Satellite Ventures Pte., Ltd. is 38% and we have invested NT$409.1 million in this entity through to the end of 2010.

In January 2009, we became a 49% stockholder in InfoExplorer Co., Ltd., a company whose core businesses include IT solution provision, IT application consultation, system integration and package solution. The combination of InfoExplorer’s IT expertise with our communication technology capabilities will boost our information and communication technology profile. The stockholders of InfoExplorer Co., Ltd., at the special meeting of stockholders held on February 25, 2011, approved the merger with International Integrated System Inc. and e-ToYou International, Inc. in accordance with the Business Mergers and Acquisitions Act. Upon the merger on April 1, 2011, InfoExplorer Co., Ltd. became the surviving company and International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. The name of the surviving company is “International Integrated System, Inc.” and our shareholding is 33.47%.

In April 2009, we acquired a 30% equity interest in So-net Entertainment Taiwan Limited, or So-net, the fourth largest ISP in Taiwan. We acquired the equity interest in So-net to transform So-net into one of our sub-brands in order to compete against other cable internet service providers.

In September 2009, we increased our stake in Chunghwa Investment from 49% to 89% and became the parent company of Chunghwa Investment.

In June and July 2010, we acquired a 3.31% and 3.36% equity interest in Innovation Works Limited respectively. In June 2010, we invested 13.3% in Innovation Works Development Fund, which was established to support the development of Innovation Works Limited. We believe our investment in Innovation Works Limited, which mainly invests in mobile internet industry in mainland China, will help open up our business opportunities in e-commerce, mobile internet and cloud computing services in the mainland.

In June 2010, we became a 18.2% stockholder of CQi Energy Infocom Inc. (CQi), which engages mainly in intelligent energy network management services.

In September 2010, we established Chunghwa Precision Test Tech. USA Corporation (CHPT(US)), that engages in the testing service of semi-conductor components and printed circuit boards.

In March 2011, we established a wholly owned subsidiary Chunghwa Telecom (China) Co., Ltd., which engages mainly in selling computer software, network equipment and communication materials, and providing installation, design and maintenance services.

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

In 2007, we effected a capital reduction plan by a transfer of capital surplus in the amount of NT$9.7 billion to capital stock. Subsequently, capital stock was reduced by NT$9.7 billion and a liability for the actual amount of cash to be distributed to stockholders of NT$9.6 billion was recorded. The difference between the reduction in capital stock and the distribution amount represents treasury stock of NT$0.1 billion, which was concurrently cancelled. Such cash payment to stockholders was made on January 9, 2008. We effected an additional capital reduction plan in 2008 by transferring NT$19.1 billion from capital surplus to capital stock and the same amount was later reduced from capital stock. The cash payment of NT$19.1 billion was made on March 20, 2009 to our stockholders. We effected an additional capital reduction plan in 2009 by transferring capital surplus in the amount of NT$9.7 billion to capital stock and the same amount was later reduced from capital stock. The cash payment of NT$9.7 billion was made on February 8, 2010 to our stockholders. We effected an additional capital reduction plan in 2010 by reducing 20% capital stock in the amount of NT$19.4 billion. The cash payment of NT$19.4 billion was made on January 25, 2011 to our stockholders.

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, multimedia on demand services, and domestic other services. We are the largest provider of local and domestic long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other mobile and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from domestic fixed communications services were NT$73.1 billion, or 36.2% of our revenues, in 2008, NT$71.5 billion or 36.0% of our revenues in 2009 and NT$70.7 billion (US$2.4 billion), or 34.9% of our revenues in 2010. Owing primarily to the expansion of our mobile communications services and the general trend of a continued decline in fixed line voice traffic, we expect that revenues from our domestic fixed communications business as a percentage of our total revenues will continue to decline.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Local telephone revenues:
Usage	11.5	10.6	10.0	341.9
Subscription	17.7	17.2	17.0	584.4
Interconnection	2.5	2.5	2.4	81.7
Pay telephone	0.7	0.6	0.5	17.9
Other	2.2	2.3	2.9	99.0

Total	34.6	33.2	32.3	1,107.0

We provide local telephone services to approximately 12.31 million customers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 17.1%. 16.7% and 15.9% of our total revenues in 2008, 2009 and 2010, respectively. Approximately 74.5% of our local telephone customers as of December 31, 2010 were residential customers, accounting for 59.5% of our local telephone revenues in 2010. We are currently the leader of the local telephone service market, with an average market share of approximately 97.3%, 97.1% and 96.9% in 2008, 2009 and 2010, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31,
	2008	2009	2010
	(in thousands, except percentages and per household data)
Taiwan population (1)	23,037	23,120	23,162
Fixed line customers:
Residential	9,530	9,328	9,165
Business	3,203	3,120	3,142
Total	12,733	12,448	12,307
Growth rate (compared to the same period in the prior year)	(1.7)%	(2.2)%	(1.1)%
Penetration rate (as a percentage of the population)	55.3%	53.8%	53.1%
Lines in service per household	1.24	1.19	1.15

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local customer lines has historically been driven by population growth. However, with the development of mobile technologies, this trend has been declining. The number of fixed line customers decreased by 2.2% in 2009 compared to 2008 due to customers replacing fixed lines with mobile services and also as a result of the adverse economic conditions. The number of fixed line customers decreased by 1.1% in 2010 compared to 2009. We attribute the decrease in fixed line customers to a general industry-wide trend of migrating from fixed line services to mobile and Internet telephony services.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions, except percentages)
Minutes from local calls(1)(2)	15,877	14,602	13,671
Growth rate (compared to the same period in the prior year)	(8.1)%	(8.0)%	(6.4)%

(1)	Includes minutes from local calls made on pay telephones.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls declined due to traffic migration to mobile services as well as VoIP services. However, we believe the rate of migration of traffic from fixed communication services to VoIP and mobile communications services is slowing.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	0.74	0.74	0.74
Growth rate (compared to the same period in the prior year)	1.4%	0.4%	0.5%

Average per minute usage charges remained flat at around NT$0.74 per minute in 2008, 2009 and 2010. Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and enhance revenues. In particular, our value-added services are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the value-added services. These services include call waiting, caller identification, call forwarding, three-party calls, ring back tone and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services comprised 4.2%, 3.7% and 3.3% of our revenues in 2008, 2009 and 2010, respectively. Our average market share in the domestic long distance market was approximately 85.2%, 82.9% and 76.1% in 2008, 2009 and 2010, respectively. Residential customers accounted for 59.2% of our domestic long distance revenues in 2010.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	(in millions, except percentages)
Domestic long distance telephone service usage (minutes)	4,000	3,649	3,415
Growth rate (compared to the same period in the prior year)	(7.5)%	(8.8)%	(6.4)%

Minutes of use for domestic long distance calls have been declining as a result of traffic migration to mobile services, competition from other fixed line operators and increased use of VoIP. We expect declines in minutes of use for fixed line services to continue in the future for the same reasons.

The following table sets forth information with respect to the average domestic long distance telephone usage charge per minute for the periods indicated.

	Year ended December 31,
	2008		2009		2010
Average domestic long distance telephone usage fee (per minute)	NT$	1.68	NT$	1.68	NT$	1.61
Growth rate (compared to the same period in the prior year)		1.2%		0.3%		(4.2)%

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.033 per second. Our current domestic long distance rate for off-peak hours is NT$0.0235 per second. The rates for both peak hours and off-peak hours are the same for residential and business customers. Our average domestic long distance usage charge per minute increased 0.3% in 2009 due to a 0.15% increase in the unit price of long distance direct dial services and a 11.7% increase in the unit price of domestic long distance calls from public phones over 2009. The unit price of domestic long distance calls decreased by 4.2% from 2009 to 2010 because of the resolution of mandatory tariff reduction passed by the National Communications Commission.

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

We provide ADSL access services to other internet service providers that do not have their own network infrastructure, and as a result, our ADSL customers also include some customers that use us only for the ADSL data access line and choose another provider for ISP services. We began providing our ADSL service in August 1999 and had approximately 2.3 million customers as of December 31, 2010. Our ADSL service allows for transmission of data at high access rates and offers high-speed broadband internet access services. As of December 31, 2010, approximately 75.9%, or 1.8 million, of our ADSL customers were also our HiNet subscribers. As a result of increased migration to our higher-bandwidth FTTx services, the number of our ADSL customers declined in 2010.

The following table sets forth our revenues from our broadband access services for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
	(in billions)
Broadband access revenues:
Broadband access (ADSL and FTTx)	20.0	19.9	20.3

We provide FTTx internet services, with downlink speeds of 10, 20, 50 and 100 Mbps, in 2010. The number of our FTTx customers increased significantly in 2008, 2009 and 2010 as prices became more affordable, coverage areas expanded and customer demand for higher bandwidth heightened. Many of new FTTx customers have migrated from using our HiNet dial-up and ADSL internet services. Of the approximately 2.04 million FTTx customers as of December 31, 2010, approximately 84.8% were those that migrated from our ADSL services. We also provide FTTx access services to other internet service providers that do not have their own network infrastructure, and as a result, our FTTx customers also include some customers that only use us for the FTTx data access line and choose another ISP to provide internet services. Of the approximately 2.04 million FTTx customers as of December 31, 2010, approximately 1.8 million were also our HiNet subscribers. We currently offer various promotional packages to encourage more migration of our HiNet dial-up and ADSL subscribers to our FTTx service. As of December 31, 2010, 44.4% of HiNet subscribers accessed the internet through our FTTx service, and we expect this ratio to increase in the future as a result of these promotional measures.

Our market share of Taiwan’s broadband market was approximately 83.8%, 83.0% and 80.5% in 2008, 2009 and 2010, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	As of December 31,
	2008	2009	2010
ADSL service customers (in thousands)	3,241	2,666	2,329
FTTx service customers (in thousands)	1,070	1,638	2,045
Average downlink speed (Mbps)	4.33	5.1	6.1

Our ADSL service offers downlink speeds that range from 256 kilobits per second to 8 Mbps and uplink speeds that range from 64 kilobits per second to 640 Kbps. In December 2001, we began providing symmetrical digital service with uplink and downlink speeds of 512 kilobits per second. After our promotions in 2004 to increase customer access speeds, including our promotions for customers to upgrade to higher-speed access, the average uplink and downlink speeds of our customers have increased substantially. In 2010, we offered ADSL low speed customers a free upgrade to high speed ADSL service. As of December 31, 2010, approximately 84% of our customers had subscribed for downlink speeds of over 2 Mbps, and our average downlink speed was 6.1 Mbps. Our FTTx service offers downlink speeds of 10, 20, 50 and 100 Mbps matched with uplink speeds of 2, 2, 3 and 5 Mbps, respectively.

We have experienced competition in the ADSL and FTTx service market from other fixed line operators and cable operators. Our strategy is to continue the migration of ADSL subscribers to FTTx so as to increase the average revenue per user. In addition, in order to strengthen customer loyalty, we have provided free speed upgrades for ADSL customers who were using lower speed services since August 2010. Due to the aforementioned initiatives, we were able to maintain the number of our broadband subscribers.

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

The following table sets forth our average revenue per user for each of the periods indicated.

	Year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$
Average revenue per user for HiNet dial-up services per month(1)	33	24	17
Average revenue per user for ADSL services per month(2)	701	638	598
Average revenue per user for FTTx services per month(3)	1,085	1,022	1,019

(1)	Average revenue per user for HiNet dial-up services per month is calculated by dividing the sum of local telephone usage revenues generated by HiNet dial-up subscribers and internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per user for ADSL service services per month is calculated as the sum of (a) ADSL access revenues for the relevant period divided by the average of the number of our ADSL customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ADSL service revenues divided by the average of the number of HiNet ADSL subscribers on the first and last days of the period divided by the number of months in the relevant period.
(3)	Average revenue per user for FTTx service services per month is calculated as the sum of (a) FTTx access revenues for the relevant period divided by the average of the number of our FTTx service customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTx internet service provider revenues divided by the average of the number of HiNet FTTx subscribers on the first and last days of the period divided by the number of months in the relevant period.

The decline of our ADSL average revenue per user over the last three years was due to the National Communications Commission mandated tariff reduction and the decline of FTTx average revenue per user was due to the promotional packages and discounts provided for existing customers. However, we expect our average revenue per user for broadband services to remain stable going forward as many customers will continue to migrate towards more expensive and higher speed FTTx services which will offset the declining average revenue per user of ADSL and FTTx themselves. For more details of the National Communications Commission mandated tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff Adjustments”.

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

The following table shows the bandwidth of local and domestic long distance lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2008	2009	2010
	(in gigabits per second, or Gbps)
Total bandwidth	790.0	1,069.4	1,486.4

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

We launched our wireless local area network service in May 2002. As of December 31, 2010, we had a total of approximately 63,577 residential and business customers that lease our access points. In addition, we have established 10,146 hot spots in public areas, such as convenience stores, airports and international convention centers, where individuals can access our wireless local area network.

Multimedia on Demand Services

We launched our multimedia-on-demand, or MOD, service in Taipei County and Keelung City in March 2004. As of December 31, 2010, we have expanded this service to all 18 counties and cities of Taiwan. Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our customers can access TV programs and other services. We had over 126 broadcasting channels and over 8,000 hours worth of on-demand programs and served approximately 0.8 million customers as of December 31, 2010. In addition, our video-on-demand service provides movies, dramas, animations, documentaries, e-learning and music programs for home entertainment. Also, we currently offer 16 high definition, or HD, channels and other HD video-on-demand programming, such as sports, movies and knowledge materials. We offered “family package” channels in 2010 to enhance our service content and satisfy our customers’ needs. MOD revenues accounted for NT$0.6 billion, NT$0.9 billion and NT$1.1 billion (US$37.5 million) in 2008, 2009 and 2010, respectively.

Domestic Other Services

Our domestic other services include information and communication technology services, corporate solution and bill handling services.

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile and paging services, sales of mobile handsets and data cards and mobile other services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2008, we generated revenues of NT$72.4 billion, or 35.9% of our total revenues, from mobile services. In 2009, we generated revenues of NT$71.4 billion, or 35.9% of our total revenues, from mobile services. In 2010, we generated revenues of NT$73.1 billion (US$2.5 billion), or 36.1% of our total revenues, from mobile services.

	Year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Mobile services revenues:
Usage (1)	56.4	54.4	53.0	1,820.1
Interconnection	7.2	7.0	7.2	248.2

	Year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Mobile data	7.0	8.4	11.1	379.3
Other	1.8	1.6	1.8	59.5

Total mobile services	72.4	71.4	73.1	2,507.1

(1)	Includes monthly fees.

As the market for mobile services has continued to expand, we have experienced substantial growth in our mobile customer base. We are the largest mobile operator in Taiwan in terms of revenues and number of customers. We had 9.68 million mobile customers, for a market share of approximately 34.8% of total mobile customers and approximately 34.2% of total mobile services revenues in Taiwan, as of December 31, 2010.

We offer digital mobile service through our dual band GSM network. We are one of the three national licensed providers of GSM services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for GSM services and general packet-switched radio services, or GPRS, and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for 3G mobile services. This is the largest frequency spectrum allocation to any mobile operator in Taiwan. In February 2002, the Ministry of Transportation and Communications granted 3G mobile services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G mobile services license is valid until December 31, 2018. In July 2005, we launched our 3G mobile services using WCDMA technology. We also offer the largest international roaming network among Taiwan mobile service providers. In particular, our 2G customers have access to 338 networks in 179 countries through our GSM service roaming network and 227 networks in 113 countries through our GPRS roaming network. In addition, our 3G service system includes 101 networks in 52 countries.

As of December 31, 2010, we had approximately 16,215 cellular base stations (including both GSM base stations and 3G cellular base stations) covering substantially all of Taiwan’s population. We use these base stations to support both our GSM network and 3G networks. In 2010, we upgraded more than 6,756 3G cellular base stations with HSDPA capacity and 2,455 GSM base stations with EDGE capacity in the larger metropolises of Taiwan. We will continue this process of implementing HSDPA and EDGE upgrades in the major areas of Taiwan.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the year ended December 31,
	2008		2009		2010
Taiwan population (in thousands)(1)		23,037		23,120		23,162
Total mobile customers in Taiwan (in thousands)(2)		25,413		26,959		27,840
Penetration (as a percentage of the population)(2)		110.3%		116.6%		120.2%
Total mobile revenues in Taiwan (in billions)(3)	NT$	215.9	NT$	215.2	NT$	213.2
Number of our mobile customers (in thousands)(2)(4)		8,947		9,269		9,679
Our market share by customers(2)		35.2%		34.4%		34.8%
Our market share by revenues		33.5%		33.1%		34.2%
Number of our prepaid customers (in thousands)(4)		728		839		945
Our prepaid customers as a percentage of our total customers		8.1%		9.0%		9.8%
Annualized churn rate(5)		11.81%		11.21%		10.35%
Minutes of usage (in millions of minutes)
Incoming		10,442		10,500		11,063
Outgoing		9,595		9,702		10,190
Average minutes of usage per user per month(2)(6)		189		185		187
Average revenue per user per month(2)(7)(8)	NT$	684	NT$	653	NT$	643

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China
(2)	The number of mobile customers is based on the number of subscriber identification module, or SIM, cards. Since 2006, the total number of mobile customers in Taiwan included personal handy-phone system, PHS and 3G customers.
(3)	Data from the statistical monthly release by the National Communications Commission in the Republic of China, which include mobile revenues 2G, 3G and PHS.
(4)	Includes GSM, GPRS and 3G services.
(5)	Measures the rate of customer disconnections from mobile service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to customers switching from one of our mobile services to another) during the relevant period by (b) the average number of customers during the period (calculated by averaging the number of customers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(6)	Average minutes of usage per user per month is calculated by dividing the total minutes of usage during the period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(7)	Average revenue per user per month is calculated by dividing our aggregate mobile services revenues during the relevant period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(8)	Due to reclassification of our business segments in 2009, non-core value-added service revenues are now included under mobile services. Revenues for 2008 have been recalculated to reflect the new classifications.

Total mobile customers in Taiwan have reached approximately 28 million as of December 31, 2010. Mobile penetration was approximately 120.2% on the same date. The overall mobile services market experienced a slight decrease of 1% in revenues in 2010 due to the mandatory tariff reduction imposed by the National Communications Commission.

We began offering prepaid card services in October 2000 and prepaid 3G card services in February 2008. As of December 31, 2010, we had approximately 0.9 million prepaid customers representing approximately 9.8% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer incentives, such as mobile handset subsidies, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us ranging from 18 months to 30 months. We generally offer subsidies on mobile handsets equipped with more advanced data functions to promote the expansion of our GPRS and 3G mobile services. Smartphones accounted for 25% of the total handsets we offered in 2010, and we expect that the percentage to reach more than 35% in 2011. Since smartphones typically have higher handset subsidies, we expect our average subsidy per handset to increase slightly in 2011.

While pricing has declined, the number of post-paid customers has increased which had a positive impact on traffic volume. We have also experienced a significant increase in the mobile internet service. The average minutes of usage per customer slightly declined in both 2008 and 2009 due to the deteriorating macroeconomic conditions in Taiwan. Since the economy in Taiwan started to improve in 2010, both the customer demand and the minutes of usage have increased.

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

Our average revenue per user per month decreased from NT$653 in 2009 to NT$643 in 2010 due to increased price competition with our competitors. The decline in average revenue per user in 2010 compared to the previous two years has slowed down due to the strong promotion of our mobile internet services which leads to the rapid growth in value added service revenues and helps to cover for the decline in the voice call revenues. In order to continue to reduce the decline in average revenue per user, we intend to continue introducing new value-added services and promote our 3G and 3.5G and wireless internet services.

In addition to our basic mobile services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated mobile value added services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we launched other mobile value-added services, such as JAVA games, unstructured supplementary service data, mobile internet and multimedia messaging services. After the launch of our 3G mobile services, we began providing video phone, video-on-demand and other related 3G mobile value-added services as well. In 2009, we successfully created a business model integrating smart phones with customer-tailored services, promoted our mobile internet service business, created the “Hami” value-added service platform and led the industry in providing e-book service and Hami Apps service. In addition to creating additional sources of revenues, we believe these services enhance customer loyalty and satisfaction and increase mobile traffic. Revenues from mobile data services represented 9.7%, 11.8% and 15.1% of our total mobile services revenues in 2008, 2009 and 2010, respectively.

Paging Services

Due to substitution by mobile services and a decline in demand for our paging services in recent years, beginning in February 2007, we started downsizing our paging services by limiting access to certain telephone prefixes. We are planning to discontinue our paging services in the near future.

Sales of Mobile Handsets and Data Cards

We engage in the distribution and sales of mobile handsets for use on our mobile network to customers through our directly-owned stores and also through third-party retailers. In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan, and obtained majority board representation in April 2007, upon which it became a consolidated subsidiary of ours. The addition of Senao significantly enhanced our mobile handset distribution and sales capabilities. Beginning in April 2007, we started accounting for the revenues from our subsidiary, Senao, under our mobile handset business.

We began sales of HSPA data cards in 2006 for high-speed mobile internet access service for notebook users. Currently, the maximum internet access speed for our HSPA data cards is 14.4 Mbps/5.76Mbps downlink speed/uplink speed. We are planning to provide higher speed HSPA+ internet access data cards in the future.

Other Mobile Services

Our mobile other services include information and communication technology services, corporate solution and bill handling services.

Internet Business

We have experienced continued growth in our internet services. Our internet business includes HiNet, our internet service provider, internet value-added services, or VAS, data communication services, internet data center services, and internet other services. Our internet revenues represented 11.4%, 11.9% and 12.1% of our revenues in 2008, 2009 and 2010, respectively.

HiNet Internet Service

We are the largest internet service provider, or ISP, in Taiwan, with a market share of 69.6% as of December 31, 2010. As of December 31, 2009 and 2010, HiNet had approximately 4.1 million subscribers. The increase of our HiNet broadband subscribers was offset by the decrease of HiNet dial-up subscribers. Our HiNet internet service generated revenues of NT$17.7 billion, NT$17.3 billion and NT$18.2 billion (US$0.6 billion) in 2008, 2009 and 2010, respectively.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,
	2008	2009	2010
	(in thousands, except percentages)
Total internet subscribers in Taiwan	6,027	5,668	5,888
HiNet subscribers:
HiNet dial-up subscribers	580	534	507
HiNet ADSL subscribers	2,498	2,043	1,768
HiNet FTTx subscribers	1,016	1,486	1,818
Other access technology subscribers	9	4	3

Total HiNet subscribers	4,103	4,067	4,096

Market share(1)	68.1%	71.8%	69.6%

(1)	Based on data provided by the National Communications Commission.

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

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth internet networks. Data centers house, protect and maintain network server computers that store and deliver internet and other network content, such as web pages, applications and data. We currently have the greatest number of internet data centers in Taiwan compared to our competitors in Taiwan. We offer co-location, web hosting and application service provider services. To expand our internet data center services and strengthen our cooperation with international telecommunications operators, we acquired a 70% equity interest of Chief Telecom in September 2006, which increased our internet data center market share to over 45% as of the end of 2010. We offered customers hicloud CaaS (Compute as a Service) and StaaS (Storage as a Service) in 2010 to enhance working efficiency and optimize the utilization of resources. We also continue to construct our cloud computing center.

Internet Other Services

Our internet other services include government services, corporate solution and information and communications technology, or ICT, services.

International Fixed Communications Business

Our international fixed communications business include international long distance telephone services, international leased line services, international data services, satellite services and international other services.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 7.0%, 6.5% and 6.4% of our revenues in 2008, 2009 and 2010, respectively. Residential customers generated 35.5% of our international long distance revenues during 2010. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure.

Since international fixed communication services have been open for competition since 2001, we expect competition in this line of business will continue to intensify. We believe other fixed communication operators consider the international long distance market to be their primary focus. Our average market share of the international long distance market was approximately 59.5%, 60.3% and 58.4% in 2008, 2009 and 2010, respectively. Our market share decreased in 2010 primarily because of the intense competition in the international telecommunications business. Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use VoIP technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented 4.7% and 4.1% of our total outgoing international traffic in 2009 and 2010, respectively. The proportion of Super eCall traffic is relatively lower because despite the fact that the international direct dial business is declining, the various kinds of strategic promotions we continue to make have helped to slow down the decline.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. Our international long distance wholesale business has grown rapidly since its introduction. In 2008, 2009 and 2010, we sold 1,158.9 million, 1,291.6 million and 1,360.0 million of wholesale outgoing minutes, which represented approximately 48.8%, 51.1% and 50.1% of our total outgoing international long distance minutes, respectively. Revenues from the wholesale of international long distance minutes increased by 11.8% from NT$2,536 million in 2009 to NT$2,836 million in 2010. As the international long distance market becomes more competitive, we believe the wholesale business will allow us to generate increases in international minutes without accelerating the decrease in international long distance rates in the more profitable retail segment.

International calls to our top five destinations represented 71.9% of our outgoing international long distance call traffic in 2010. International calls from our top five destinations represented 49.0% of our incoming international long distance call traffic in 2010.

The following table shows the percentage of total outgoing international long distance minutes for our top five outgoing destinations in 2010.

Destination	Percentage of total outgoing minutes
Mainland China	38.9%
Indonesia	11.8
Philippines	8.1
Vietnam	7.7
United States	5.4

Total of top five destinations	71.9%

The following table shows the percentage of total incoming international long distance minutes for our top five incoming destinations in 2010.

Destination	Percentage of total incoming minutes
Mainland China	20.7%
United States	10.8
Japan	7.7
Malaysia	5.4
Indonesia	4.3

Total of top five destinations	49.0%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	As of December 31,
	2008	2009	2010
	(in thousands, except percentages and incoming/outgoing ratio)
Incoming minutes	1,948	1,865	1,915
Growth rate (compared to the same period in the prior year)	16.9%	(4.3)%	2.7%
Outgoing minutes	2,375	2,527	2,715
Growth rate (compared to the same period in the prior year)	(0.6)%	6.4%	7.4%
Total minutes	4,323	4,392	4,630
Incoming/outgoing ratio	0.82	0.74	0.71

Total outgoing international long distance minutes increased 6.4% from 2008 to 2009 primarily due to increases in our international long distance wholesale and transit businesses. Our outgoing call volume increased by 7.4% from 2009 to 2010 primarily because we actively develop the market for foreign labor and as a result, the traffic for international pre-paid services increased by 24.4% in 2010 leading also to the overall growth in the international traffic. Our incoming call volume decreased by 4.3% from 2008 to 2009 primarily due to decreased traffic as a result of deteriorating economic conditions and our incoming call volume increased by 2.7% from 2009 and 2010 primarily due to the general recovery of the economy in the ROC.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year ended December 31,
	2008		2009		2010
Average international long distance usage charge (per minute)	NT$	4.2	NT$	3.6	NT$	3.4
Growth rate (compared to the same period in the prior year)		(6.7)%		(15.0)%		(3.9)%

Tariffs for international long distance calls have generally been declining worldwide and we expect this trend to continue. We offered our customers significant promotional packages and discounts during off-peak hours in 2008, 2009 and 2010 to maintain their loyalty. In particular, we increased the discounts offered to our high-usage international long distance customers in each of these three years. However, we anticipate that an increase in the international call traffic may partially offset the decline in tariffs.

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

The following table sets forth information with respect to our gross international settlement receipts and payments during the periods indicated.

	Year ended December 31,
	2008	2009	2010	2010
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Gross international settlement receipts	3.7	3.5	3.2	109.1
Gross international settlement payments	4.1	4.3	4.2	143.9

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 79.8% in 2010.

The following table shows the bandwidth of international lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2008	2009	2010
	(in gigabits per second, or Gbps)
Total bandwidth	43.3	63.1	113.4

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

International Data Services

Our international data services include international IP VPN services and Taiwan internet gateway services. Total revenues for international data services were NT$0.7 billion, NT$0.8 billion and NT$1.0 billion (US$35.8 million) for 2008, 2009, 2010 respectively. Due to growth of the international corporations in Taiwan, we expect demand for IP VPN and Taiwan internet gateway services to continue to increase and our revenues from our international data services to continue to grow.

Satellite Services

We are a 50% owner of the ST-1 telecommunications satellite. Singapore Telecommunications Ltd. owns the remaining 50%. ST-1 was launched on August 26, 1998 and began commercial operations on December 1, 1998. We lease out transponder capacity on ST-1 and provide satellite lease circuits. In addition, we have two satellite communication centers that enable us to provide satellite value-added services and backup systems for use in major emergencies. We also provide satellite services to Southeast Asia. We are currently constructing the ST-2 telecommunications satellite together with Singapore Telecommunications Ltd. and plan to launch this satellite by the second quarter of 2011. We expect to retire the ST-1 telecommunications satellite after the launch of the ST-2 telecommunications satellite.

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years starting from the official start of operations of the ST-2 satellite, and the total contract value is approximately NT$6.0 billion (US$187.8 million). We have already prepaid NT$2.5 billion (US$86.4 million), which was classified as other assets – others. As of December 31, 2010, the ST-2 satellite is still under construction.

International Other Services

Our international other services include corporate solution service.

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

	Year ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection fee revenues:
Local	2.5	2.5	2.4	82.8
Domestic long distance	0.8	0.4	0.3	11.8
Mobile (1)	7.7	7.5	7.9	269.9
Interconnection costs:
Fixed line	0.2	0.2	0.2	5.9
Mobile	7.1	7.2	7.4	255.5

(1)	Includes SMS air time charges.

Tariffs for telephone calls between our fixed line customers and mobile customers of other mobile operators are set by the mobile operators before 2010. The mobile operators pay us interconnection fees based on minutes of usage, regardless of who initiated the call. However, the National Communications Commission made amendments on August 4, 2010, stipulating the fixed line party who initiated the call to set the fees from January 1, 2011 onwards. Since we are the market leader of the local call services, in addition to the interconnection fees, we are required to pay transition fees to the mobile operators for a period of six years. The transition fees will decrease gradually over the period and we will stop paying for them in 2017.

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

Information and Communications Technology

Our information and communications technology, or ICT, services includes integrated services such as our Intelligent Energy Network, or iEN, and our Intelligent Transportation System, or ITS, services. Our iEN service helps companies and corporations implement energy saving measures through computer analysis of data. Our ITS service provides navigation, real-time traffic information and infotainment through mobile devices for cars and drivers. In addition to developing ICT businesses, such as iEN, ITS, IS, Call Center, IDC, we also pursue and bid for government projects aiming to boost economic development, for example, we had won the bid for “The New Generation Reform Project of Taxation Information Systems” launched by the Financial Data Center, Ministry of Finance in February 2010.

Marketing, Sales and Distribution

Marketing Strategy

In order to retain and expand our large customer base and to encourage our customers to increase their use of our services and products, we continue to focus our marketing strategy on the following areas.

•

Services, Products and Bundled Offerings. We continually develop new value-added services and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty. For example, we entered into an agreement with Apple Inc. and are currently a reseller of the iPhone 3G, iPhone 3GS and iPhone4 in Taiwan. We anticipate that the iPhone 3G, iPhone 3GS and iPhone 4, combined with our mPro service, will attract market attention, spur new customer growth, help retain existing customers and generate revenues through the increased use of our value-added services.

•

Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage. For example, we have provided our “Friends and Family”, “Genki Plan”, “Let’s Talk” and “My Hotline” promotion package to attract mobile customers.

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

We also have 23 operations offices, 313 service centers and 221 exclusive service stores located throughout Taiwan that are responsible for operations, sales and customer service in their respective local areas.

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

Approximately 13,900 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2010.

Internet Protocol Broadband Backbone Network

Our internet protocol broadband backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed internet protocol backbone network at the end of 2010 with 14 sets of 2.5 Tbps/1.2Tbps gigabit switch routers for the inner core network and more than 54 sets of 1.2Tbps /640 Gbps/320 Gbps/80 Gbps gigabit switch routers for the outer core network. We believe this network will enable us to meet the increasing demand for broadband access and broadband multimedia services.

Transmission Networks

As of December 31, 2010, our transmission networks consisted of approximately 1.26 million fiber kilometers of fiber optic cable for trunking and approximately 3.33 million fiber kilometers of fiber optic cable for local loop.

Synchronous digital hierarchy architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, synchronous digital hierarchy offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002, we installed synchronous transport module 64 multiplexer and 32-wavelength dense wavelength division multiplexing equipment on our long-haul backbone network. Our synchronous transport module 64 multiplexer can multiplex several low speed signals into a 10 gigabits per second, or Gbps, high-speed signal. Dense wavelength division multiplexing equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both synchronous transport module 64 multiplexer and dense wavelength division multiplexing equipment can increase our network capacity. Furthermore, between 2003 and 2007, we deployed 32-wavelength optical add-drop multiplexer rings in Taipei, Taichung, Tainan and Kaohsiung. Between 2007 and 2011, we will deploy 40/80-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, rings for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit and 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet. We have already completed the deployment of 397 wavelength ROADM rings by the end of 2010. To meet the demand for broadband services, we will install an optical cross-connect, or OXC, network and a next generation synchronous digital hierarchy network, which provides gigabit Ethernet over synchronous digital hierarchy service, between 2009 and 2013.

Based on the transmission network described above, we have been providing connection circuit service of 10 gigabit packet over synchronous digital hierarchy and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network since November 2006 and continued the service until November 2012.

As part of our strategic focus on the internet and data markets, our local loop connections use ADSL technology. This enables us to deliver high-speed internet, multimedia and other data services to our customers. Substantially all of our installed telephone lines are capable of delivering ADSL services. As of December 31, 2010, we had approximately 4.61 million lines of ADSL and had 2.32 million ADSL customers. In addition, the Ethernet-based FTTx system is also introduced into our access network to provide broadband services, such as MOD, high speed internet access and VPN. As of December 31, 2010, we have constructed approximately 3.36 million FTTx ports and had 2.04 million FTTx customers. Our FTTx service can offer high-speed broadband internet access rates up to 100 Mbps.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 19 message areas connected by a long distance network. As of December 31, 2010, we had 38 long distance exchanges, which are interconnection points between our telecommunications network.

In 2010, we expanded our NGN core network capacity, accommodating 560,000 local telephone subscribers, comprising of 448,000 Session Initiation Protocol-based, or SIP-based, and 112,000 Access Gateway-based, or AG-based, subscribers. In 2010, we initiated a new extension of 238,100 AG-based subscribers. AG-based subscribers will be provided with the original services. SIP-based subscribers access the NGN core network through broadband circuits and will have access to innovative value-added services in the future along with the original services.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed NGN Managed IP backbone network at the end of 2010 with 12 sets of 640 Gbps gigabit switch routers for the inner core network and more than 24 sets of 640 Gbps gigabit switch routers for the outer core network. The bandwidth of the network is approximately 550 Gbps as of the end of 2010. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

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

As of December 31, 2010, our domestic network included 17.5 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 101 telecommunications service providers in 45 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two time-division multiplexing, or TDM, international gateway switches and one NGN international gateway switch. In total, we had a trunk capacity of 125,040 channels as of December 31, 2010.

As of December 31, 2010, we have invested in 14 submarine cables, seven of which land in Taiwan. While the number of submarine cables we invest in has decreased from 16 in 2009, we have increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 596 Gbps in 2009 to 774 Gbps in 2010.

Mobile Services Network

Our mobile services network consists of:

•

cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ mobile handsets within the range of a cell;

•	BSC (base station controllers) for GSM or RNC (radio network controller) for 3G, which connect to, and control , the base station within each cell site;

•	base station controllers, which connect to, and control, the base station within each cell site;

•	cellular switching service centers, which control the base station controllers and the processing and routing of telephone calls;

•	GGSN (gateway GPRS support nodes), which connect our GPRS network to the internet;

•	SGSN (serving GPRS support nodes), which connect the GPRS network to the base station controllers; and

•

transmission lines, which link (i) with respect to the GSM or 3G network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (ii) with respect to the GPRS network, the base station controllers, the support nodes and the internet.

The following table sets forth selected information regarding our mobile networks as of the dates indicated.

	As of December 31,
	2008	2009	2010
GSM system
GSM base stations	9,466	9,384	9,336
Switches	49	49	44
Lines of capacity (in thousands)	8,500	7,700	6,500
Taiwan population coverage	99.9%	99.9%	99.9%

	As of December 31,
	2008	2009	2010
3G system
3G base stations	5,689	6,243	6,879
Servers / gateways	8/11	8/15	8/16
Lines of capacity (in thousands)	3,000	3,000	3,450
Taiwan population coverage	91.0%	93.1%	94.5%
System (Home Location Register) capacity (in thousands)	4,800	5,400	7,200

As of December 31,
2010
Packet-switched system after consolidation of GSM and 3G
GPRS gateway support nodes	14
Direct IP access locations / capacity (in Gbps)	10/46.6
Serving support nodes	12

We provide mobile services based on the GSM network standards. We have the 900 MHz and 1800 MHz frequency bands paired with spectrums of 15 MHz and 11.25 MHz, respectively, for our GSM services. We began providing mobile communications services based on the GPRS network standards in August 2001, using “emome” as the portal name. We completed a system expansion of our mobile services network to accommodate more than 8.5 million customers, including 2.0 million GPRS customers, at the end of 2003. As of December 31, 2010, we have constructed 9,336 base stations, providing up to 99.9% population coverage. Since the launch of our 3G mobile services, we have gradually transitioned GSM subscribers to 3G and have started to consolidate our GSM network. As a result, the number of switches and network capacity has reduced to 44 and 6.5 million lines, respectively, as of the end of 2010.

We have installed an intelligent network on our mobile services network infrastructure to enable us to provide prepaid services as well as a wide range of advanced call features and value-added services. As of the end of 2010, our intelligent network has 1.4 million prepaid customers and 1.2 million mobile virtual private network customers.

We have 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our 3G mobile services, which was launched in July 2005. We contracted Nokia Siemens Networks to provide the core network, radio access network, service network, transmission network and maintenance network for our 3G network. To promote mobile internet use, we upgraded our network to 3.5G in September 2006, with downlink and uplink speeds of 7.2 Mbps and 2.0 Mbps, respectively. To meet the high growth in mobile data traffic, we have upgraded our existing High-Speed Packet Access (HSPA with capability of 14.4Mbps and 5.76Mbps each for Down-link and Up-link) Network to HSPA+ (with capability of 21.6Mbps and 11.5Mbps each for Down-link and Up-link). As of December 31, 2010, we have completed the construction of 6,879 3G base stations with a network capacity of 3.45 million lines and 7.2 million subscribers.

In order to operate our packet-switched network more efficiently, we have consolidated GSM and 3G serving GPRS support nodes (SGSN) into a single core network. We have also introduced the Direct Tunnel technology to flatten the packet-switched network to enhance the user’s experience. With the introduction of high speed networks and terminals to promote our mobile internet business, we added direct local IP access to eight locations and expanded the capacity to 46.6 Gbps as of the end of 2010.

Paging Network

The primary components of our paging network are:

•	paging control systems, which receive and encode incoming messages; and

•	base stations, which transmit messages to the customer’s pager.

Our paging network uses, among other technologies, the open paging protocol developed by Motorola. This technology provides higher data rate, larger content capacity, longer battery life and better error correction capabilities than other existing paging technologies. We plan to discontinue our paging service after migrating paging service subscribers to our 3G network by using incentives. After negotiations between us and the NCC, the NCC has agreed to hold a public hearing if we want to close the system earlier than the license expiration day May 5, 2013. This process is still in progress.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 33 points of presence, approximately 1,808 dial-up ports, approximately 5,462,000 broadband remote access server ports and a backbone bandwidth of approximately 1,348 Gbps as of December 31, 2010. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 1,740 Gbps by the end of 2011.

HiNet’s total international connection bandwidth is 260.6 Gbps as of December 31, 2010. As we expect that internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Thailand.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching internet protocol VPN. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 50 nodes. As of December 31, 2010, we had 695 frame relay ports, 3,118 X.25 ports, 8,095 asynchronous transfer mode ports and approximately 63,835 multi protocol label switching internet protocol VPN virtual ports.

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

Domestic Fixed Communications

We are the largest domestic fixed communications service provider in Taiwan, with a market share of approximately 96.9% in terms of customers for local telephone services, approximately 76.1% in terms of traffic for domestic long distance telephone services in 2010, and approximately 80.5% share of the broadband internet access market in terms of customers. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., have provided fixed communication services since June 2001. Our domestic long distance services compete with mobile services as people increasingly use mobile handsets. We believe that the fixed line competition in Taiwan will be primarily based on price, quality of service, network coverage and customer services, such as call centers and unified billing.

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

Mobile Communications

There are currently three major GSM mobile operators in Taiwan, namely, Taiwan Mobile Co., Ltd., FarEasTone Telecommunications Co., Ltd. and us. Based on data provided by the National Communications Commission, as of December 31, 2010, we were the largest mobile operator in Taiwan, with a 51.9% market share in terms of 2G customers. In addition, there are two new 3G mobile operators in Taiwan, namely Asia Pacific Telecom Co., Ltd. and Vibo Telecom Inc., as well as one personal handyphone system operator, First International Telecom. Furthermore, the government issued a total of 15 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider. We are currently cooperating with Carrefour Telecom Co., Ltd. We may cooperate with other mobile virtual network operators in the future. As of the end of 2010, there were also six WiMAX service providers in Taiwan, providing services to approximately 55,000 customers in total according to the data provided by the National Communications Commission. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet, Asia Pacific Online.

We are the largest provider of internet services in Taiwan. As of December 31, 2010, we had a 69.6% share of the Taiwanese internet service market in terms of customers. We compete in the internet services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

International Fixed Communications

We are the largest international fixed communications service provider in Taiwan, with a market share of approximately 58.4% in terms of traffic for international long distance telephone services in 2010. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., have provided fixed line services since June 2001. We believe these operators are primarily focused on international long distance services. In addition, we anticipate that these operators will focus on corporate customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, as well as internet service providers and international simple resale operators, have begun offering international leased line services to other fixed line operators, internet service providers and international simple resale operators.

Our international long distance services compete with international long distance resale services and alternative mediums for making international calls, including VoIP technologies, such as those provided by Skype.

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan. We own approximately 411 hectares of land and 3.5 million square meters of building floor space. In January 2008, we established Light Era Development Co., Ltd. for the purpose of developing our real estate properties. Until now, we have transferred six properties to Light Era. Five of these properties are under development. The Wan-Xi project, Li-Shui B project and LightEra-Covent Project are expected to be completed in 2011 and the Guang-Dian project and Li-Shui A project are expected to be completed in 2012. Following the gradual completion of land rezoning, we have focused our real estate development more towards multiuse and diverse projects. Hence, besides the six properties we transferred to Light Era, we have developed more properties for commercial use and participated in government urban redevelopment plans. We expect to receive approximately NT$575 million (US$19.7 million)] in rental income in 2011 from such properties.

Insurance

We do not carry comprehensive insurance for our properties or any insurance for business disruptions. We do, however, maintain in-transit insurance for key materials, such as cables, equipment and equipment components. We also carry insurance for the ST-1 satellite while it is in orbit. However, we will not carry insurance for the ST-2 satellite since we only lease the repeaters for our operation instead of owning the ST-2 satellite.

Employees

Please refer to “Item 6. Directors, Senior Management and Employees—D. Employees” for a discussion of our employees.

Our Pension Plans

Currently, we offer two types of employee retirement plans—our defined contributions plan and defined benefits plan—which are administered in accordance with the Republic of China Labor Standards Act and the Republic of China Labor Pension Act.

Legal Proceedings

A portion of the land used by us during the period between July 1, 1996 and December 31, 2004 was jointly owned by us and Chunghwa Post Co., Ltd., Directorate General of Postal Service. In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to us requiring us to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768.0 million for land usage compensation due to the portion of land usage area in excess of our ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, we believe that both parties have the right to use co-managed land without consideration and thus Chunghwa Post Co., Ltd. does not have the right to request land compensation payments. Furthermore, we also believe that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as a result of the expiration clause. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that we only need to pay approximately NT$17 million (USS$0.5 million), along with interest calculated at 5% per annum from July 23, 2005, and 4% of Chunghwa Post Co., Ltd.’s court fees as compensation. Chunghwa Post Co., Ltd. appealed to the Taiwan High Court on April 22, 2009. We also filed an appeal to the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay approximately NT$23 million (US$0.7 million), in addition to the approximately NT$17 million from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005, and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. We filed an appeal with the Supreme Court on April 22, 2010 and the case is now going under trial in the Supreme Court.

On September 30, 2008, the Taiwan Kaohsiung Administrative High Court ruled that we are required to pay NT$428 million in land usage fees to the Kaohsiung City Government. During the quarter ending December 31, 2009, we recognized the maximum possible amount of NT$428 million in connection with this litigation as an expense under operating costs. On June 22, 2010, the Supreme Administrative Court judged that we should pay the land usage fees to the Kaohsiung City Government, and we have made the payment accordingly.

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

On January 9, 2008, an announcement issued by the President amended the Organization Law, or New Amendment, amending the unconstitutional formation articles and reducing the total number of commissioners to seven with a term of four years, but three of the commissioners appointed after the New Amendment are with a term of two years. The commissioners will be nominated by the premier of the Executive Yuan and approved and appointed by the Legislative Yuan.

The new nomination method under the New Amendment became effective on February 1, 2008 when the Legislative Yuan started its new term. The nine incumbent commissioners continued to serve until July 31, 2008, when their terms ended. The premier of the Executive Yuan nominated seven commissioners on July 1, 2008, and they were approved and appointed by the Legislative Yuan on July 18, 2008. The new commissioners took office on August 1, 2008. Thereafter, upon the resignation of one commissioner and the expiry of the term for the three commissioners, four new commissioners were nominated by the premier of the Executive Yuan, approved and appointed by the Legislative Yuan and began serving as commissioners on August 1, 2010.

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

Telecommunications Act

The Telecommunications Act and the regulations under the Telecommunications Act establish the framework and govern the various aspects of the Taiwan telecommunications industry, including:

•	licensing of telecommunications services;

•	telecommunication numbers;

•	restrictions on dominant telecommunications service providers;

•	tariff control and price cap regulation;

•	accounting separation system;

•	interconnection arrangements;

•	bottleneck facilities;

•	spectrum allocation;

•	provision of universal services;

•	equal access;

•	number portability;

•	local loop unbundling;

•	co-location; and

•	ownership limitations.

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

Under the Third Generation Mobile Telecommunications Services Regulations, a company holding a 3G mobile license and having 200 or more shareholders is required to become a public company, which is subject to the stringent disclosure requirements under the securities regulations of the R.O.C. A company holding a 3G mobile license is also required to submit a report to the National Communications Commission within 20 days after its shareholders approves the capital reduction of such company, the entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of business or assets of such company, taking over of the whole of the business or assets of any other company which would have significant impact on such company’s operations. The National Communications Commission revised the Third Generation Mobile Telecommunications Services Regulations on January 20, 2010 to add additional regulations regarding audio-visual content and provision, including requiring service providers who set up a platform for audio-visual content providers to sell content, duly notify customers the costs and charges of using these audio-visual content and limit access of inappropriate content to minors. The National Communications Commission further amended the Third Generation Mobile Telecommunications Service Regulations on December 28, 2010 to remove the clauses in relation to base station which have been regulated by the new enacted Regulations Governing Base Stations for Wireless Services.

Satellite Services. Under the Telecommunications Act, the Satellite Regulations promulgated by the Ministry of Transportation and Communications govern the issuance of satellite services licenses and the business scope of satellite service providers. The National Communications Commission amended the above regulations on July 20, 2007, designating itself as the authority in charge of the Satellite Regulation. Satellite services licenses are subdivided into fixed satellite services licenses and mobile satellite services licenses.

Satellite services licenses are valid for 10 years. Minimum paid-in capital requirements for fixed satellite services providers and mobile satellite services providers are NT$100 million and NT$500 million, respectively.

We currently hold a fixed satellite services license, valid from December 10, 2008 to December 9, 2018.

Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Type II Services Regulations as last amended on November 5, 2010, Type II services are divided into special services and general services. Special services include simple resale, VoIP, network telephone service of E.164 and non-E.164 user numbers (IP Phone Numbers), international leased circuit and other services specified by governing authority. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

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

Under the Administrative Rules for Network Interconnection, we, as a dominant telecommunication service provider for fixed line and mobile services, are required to unbundle our network and provide cost-based interconnection charges calculated with reference to the total element long-run incremental cost incurred by us. We are required to submit our proposed calculations of the total element long-run incremental cost to the National Communications Commission, for its approval each year. Local loop unbundling for both voice and data have been completed.

The Administrative Rules for Network Interconnection Between Telecommunication Service Providers was further amended by the National Communications Commission on November 2011 specifying the charges for network interconnection among Type I service providers as follow:

•

Before January 1, 2011, except for international communications, tariffs for communications between a mobile telecommunications network and a fixed-line network were collected from the call-originating subscribers by the call-originating service provider pursuant to the tariff schedules set by the mobile communication service provider, and revenues or any uncollectible accounts from such tariffs went to the mobile service provider. However, from January 1, 2011, although the tariffs shall still be paid by the call-originating subscribers, the tariff schedules are set by the call-originating network service provider, and revenues or any uncollectible accounts from such tariff shall go to the call-originating service provider. During the transition period from January 1, 2011 to December 31, 2016, we, as a dominant Type I fixed-line service provider, shall pay extra transition fee in addition to access charges to the mobile communications service providers.

•

Tariffs for communications between mobile telecommunications networks shall be paid by the call-originating subscribers pursuant to the tariff schedules set by the call-originating service providers, and the revenues or any uncollectible accounts from such tariffs shall go to the call-originating service providers.

•	Tariffs for communications between fixed-line network will be determined by the following principles:

•

tariffs for communications between the local telephone networks shall be paid by the call- originating subscribers pursuant to the tariff schedules set forth by the call-originating service providers, and revenues or any uncollectible accounts from such tariffs shall go to the call-originating service providers;

•

tariffs schedules for the local telephone network subscribers using domestic long-distance telephone services shall be set by the domestic long-distance telephone services provider and tariffs shall be collected from the local telephone network subscribers using domestic long-distance telephone services. Revenues or any uncollectible accounts from such tariffs shall go to the domestic long-distance telephone services providers; and

•

tariffs schedules for the local telephone network subscribers using international long-distance telephone services shall be set by the international long-distance telephone services provider and collected from the local telephone network subscribers using international long-distance telephone services. Revenues or any uncollectible accounts from such tariffs shall go to the international long-distance telephone service providers.

•

Tariffs schedules for communications between satellite mobile networks and between satellite mobile networks and fixed-line communications networks or mobile communications networks shall both be set by the call-originating service providers. Revenues or any uncollectible accounts from such the tariffs shall go to the call-originating service providers.

•

Tariffs schedules for communications between the E. 164 VoIP networks provided by the Type I service providers and mobile telecommunications networks, or local telephone networks, or satellite mobile networks shall be set by the call-originating service providers. Revenues or any uncollectible accounts from such tariffs shall go to the call-originating service providers.

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

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a 3G mobile services provider and a WiMax service operator, is required to provide its customers with equal access to the domestic and international long distance telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. Before July 1, 2005, all Type I service providers, including us, provide equal access only through call-by-call selection. When a customer makes a call using call-by-call selection, such customer has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. Starting from July 1, 2005, all Type I service providers also provide equal access through pre-selection in Keelung City, Taipei City/ County, Taichung City/County and Kaohsiung City/County. Equal access through pre-selection is available throughout Taiwan since January 1, 2006. The pre-selection function allows any customer to select in advance a long distance or international service provider of his or her choice. When such customer makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such customer.

Number Portability

According to the Telecommunications Act and the Administration Rules Governing Number Portability, Type I service providers shall provide number portability service which enables customers to retain their existing local and toll free fixed line telephone numbers or mobile phone numbers when they switch from the original Type I service provider to other Type I service provider. Meanwhile, Type I service providers shall mutually grant each other number portability services on a reciprocal basis, and shall conform in accordance with the principle of impartiality and reasonableness, and shall not be discriminatory.

Under the regulation, we are required to provide number portability service for fixed line customers in Taipei City, New Taipei City, Keelung City, Taichung City, Kaohsiung City and other areas where there are two or above fixed line service providers. We have also provided number portability service for mobile communication customers since October 15, 2005. Pursuant to the regulation, we shall compile and submit related information of number portability for the previous six months to NCC by January 10 and July 10 of each year.

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

Co-location

We have been declared by the former competent authority Ministry of Transportation and Communications as a dominant Type I service provider for fixed line and mobile services. According to the Telecommunication Act, the Regulations Governing Fixed Network Telecommunications Businesses and the Administrative Rules for Network Interconnection Between Telecommunication Service Providers, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. As of the end of 2010, we are currently co-locating 29 POI sites and two cable stations with other Type I fixed line service providers and 13 POI sites with other Type I mobile service providers.

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

The CPPDA has been largely amended and renamed as the Personal Data Protection Law on May 26, 2010. Under the Personal Data Protection Law, which may become fully effective by the end of 2011, the major amendments include: (i) extension of protection area: protection area has been extended to all personal data (not only limited to computer-processed personal data, hard copy personal information such as written or hand-copied material is also included); and (ii) more serious punishment for civil claims, criminal offenses and administrative liabilities: the ceiling of the aggregate compensation amount for damages payable in a single case has increased to NT$200 million; the defendant may be subject to an imprisonment of up to five years; and the ceiling of the penalty for administrative liabilities has also increased to NT$500,000.

The newly amended Personal Data Protection Law may increase our potential liability for failing to protect the personal data of our customers. We will review and improve our management in the protection of the personal data of our customers, and enhance the education of our employees to better protect the interest of our customers.

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

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2011.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2010 have been translated into U.S. dollar amounts using US$1.00=NT$29.14, set forth in the statistical release of the Federal Reserve Board on December 30, 2010. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2008	2009	2010
Revenues:
Domestic fixed communications business	36.2%	36.0%	34.9%
Mobile communications business	44.0	43.6	44.0
Internet business	11.4	11.9	12.1
International fixed communications business	7.9	7.7	7.7
Others	0.4	0.7	1.3

Total	100.0%	100.0%	100.0%

Over the past three years, the composition of our revenue base has undergone a change as a result of our strategy to diversify our revenues and focus on generating increased revenues from higher growth businesses, such as internet business.

Our domestic fixed communications business has been an important source of revenues over the last three years. We derive domestic fixed communications from the provision of ADSL and FTTx access services that provides customers with data access lines. Increasing internet penetration in Taiwan and higher data traffic have contributed to a significant increase in our revenues from domestic fixed communications services in recent years. The percentage of revenues from domestic fixed communications within total revenues decreased in 2010 compared to 2009. It was mainly due to the greater decreases in domestic long distance calls because of mobile services substitution and the mandatory tariff reduction imposed by the National Communications Commission and the decline in local call service revenue. However, we believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business made a major contribution to our revenues over the last three years. While competition with other mobile service providers and the mandated tariff reduction by NCC have caused a decline in revenues, we have experienced a significant increase in revenues generated by our mobile value-added services due to increased smart phone and mobile internet use by our subscribers. As a result, we believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of HiNet internet service and internet value-added services. The percentage of revenues from internet services within total revenues increased in 2010 compared to 2009, mainly due to the growth of our HiNet ISP service and internet VAS. We believe that internet business will continue to generate a growing portion of our revenues.

Our international fixed communications business was also an important source of our revenues over the last three years. We derived our international fixed communications revenues mainly from international long distance telephone services, international leased line services and international data services. The revenues from our international fixed communications business as a percentage of our total revenues remained constant from 2009 to 2010, primarily because the growth rate of international leased line and international data services was similar to that of our total revenues. We believe that our international fixed communications business will continue to contribute to our revenues.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

The National Communications Commission passed a resolution on December 21, 2006 adopting a price reduction plan requiring the continuous reduction in telecommunication tariffs over three years. Minimum reductions of 4.88% for fixed line to mobile call tariffs, 4.88% for the tariffs of our highest monthly rate plan, 4.88% for mobile prepaid calling card tariffs and 5.35% for ADSL tariffs must be made each year. The price reduction plan also required us to stop collecting a NT$5.0 monthly maintenance fee from our fixed line customers who have paid at least 20 years worth of tariffs and those who chose self-maintenance customers starting January 1, 2008 and a NT$70.0 fixed line basic charge from our ADSL customers who only use data services. On January 29, 2010, the National Communications Commission announced a new tariff reduction plan starting on April 1, 2010 to March 31, 2013. The percentage of decrease set by National Communications Commission was ΔCPI- 4.816% for IP Peering fees, domestic leased-line fees, ADSL access fees and long distance tariffs, and ΔCPI- 5.00% for fees for mobile calls to local fixed lines and other networks and domestic mobile SMS, where ΔCPI is the year-over-year change of the consumer price index of previous year released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan. ΔCPI for 2009 that is used for the tariff reduction starting from April 1, 2010 is -0.87% ; ΔCPI for 2010 that is used for the tariff reduction starting from April 1, 2011 is 0.96%.

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

•	the deployment of an intelligent NGN network for fixed line and multimedia services;

•	the development and deployment of Green IDC for meeting the new demands of cloud computing services;

•

the deployment of a high-capacity long-haul reconfigurable optical add drop multiplexing system and a nationwide internet protocol backbone network with hundreds of Gbps gigabit switching routers for internet and managed IP services; and

•	the expansion and upgrade of our mobile services network as well as WiFi/Femtocell to improve indoor 3G mobile network coverage and transmission speed for mobile internet.

As a result, we made aggregate capital expenditures of NT$133.0 billion over the period from January 1, 2006 to December 31, 2010.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are currently finalizing plans for the gradual upgrade of our entire public switched telephone network to a next-generation network. Next-generation internet protocol switches will have substantially more capacity and greater upgrade flexibility and should result in increased operational efficiencies from reduced switching centers and related property, materials and personnel costs. We have also devoted resources toward the effective upgrade of our 3G mobile network to 3.5G and HSPA+ and the continuing build-out of our FTTx infrastructure. In addition, we are planning to deploy green Internet Data Centers and service delivery network for the innovative services, such as cloud computing, fixed mobile convergence services and four-screen digital convergence services.

Provisions for pension payments to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2008, 2009 and 2010, personnel expenses represented 28.6%, 29.4% and 30.4% of our total operating costs and expenses, respectively, and pension costs represented 2.0%, 1.9% and 2.0% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2008		2009		2010
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	22.1	15.5%	22.4	15.8%	22.9	15.8%
Insurance	1.6	1.1	1.8	1.3	1.9	1.3
Pension	2.9	2.0	2.7	1.9	2.9	2.0
Other	14.3	10.0	14.8	10.4	16.4	11.3

Total personnel expenses	40.9	28.6%	41.7	29.4%	44.1	30.4%

Total operating costs and expenses	143.1	100.0%	142.0	100.0%	145.0	100.0%

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

Taxation

In May 2009, the Legislative Yuan passed an amendment to Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% effective in 2010. Furthermore, in May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises from 20% to 17%, effective on January 1, 2010. We benefit from tax incentives generally available to technology companies in the Republic of China, including tax credits of up to 30% of the amount of some of our research and development, automation and employee training expenditures in accordance with the Statute for Upgrading Industries. We also qualify for tax benefits at a rate of 5% to 15% of our investment amount for qualified equipment and technology. However, due to the expiration of the Statute for Upgrading Industries at the end of 2009, we will no longer receive tax credits for new investments in automation, employee training expenditures incurred, and equipment and technology purchased after January 2010. In addition, tax credit rate for research and development expenditures incurred after January 1, 2010 has been reduced to 15% from 30%, under the Statute for Innovating Industries enacted on May 12, 2010. As a result, though our effective tax rate was 23.3%, 22.3% and 15.8% in 2008, 2009 and 2010, respectively, the smaller scope of tax credits and lower tax credit rate will reduce the tax credits amount that we could benefit from in the future. Therefore, we expect that our effective tax rate in the future will not be lower compared to that of 2010.

In 1997, the Income Tax Law of the Republic of China was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year are assessed with a 10% retained earnings tax. See “Item 10. Additional Information—E. Taxation—Republic of China Taxation—Dividends.” This has not had an impact on our financial results of operations because of our high dividend payout policy.

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

Revenue Recognition

We recognize revenues when we have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectability is reasonably assured. We measure revenues at the fair value of the consideration received or receivable and represents amounts agreed between us and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. The costs of providing services are recognized as incurred.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

We recognize other revenues as follows: (i) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (ii) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (iii) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires. Where we enter into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Relative fair values are based on the selling prices of 3G data cards and handsets sold on a standalone basis and the monthly fees on the subscription contracts.

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

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the period of time over which depreciation and amortization expense should be recorded. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment quarterly, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations. We did not have significant impairment losses of long-lived assets in 2008 and 2009, but had NT$66 million (US$2.3 million) impairment loss in 2010.

Investments in Unconsolidated Companies

We hold investments in other companies that we account for under the equity method or cost method of accounting, depending on our ability to exert significant influence over the investee company. The amounts for our equity method investments generally represent our cost of the initial investment adjusted for our share of the investee company’s income or loss and any dividends received. The amounts for our investments carried at cost where the securities are not publicly traded generally represent our cost of the initial investment less any adjustments we make when we determine that an investment’s net realizable value is less than its carrying cost. Estimating the net realizable value of investments in privately held companies can be inherently subjective and may contribute to significant volatility in our reported results of operations.

We assess the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. We measure the impairment based on the projected future cash flow of the investees, the underlying assumptions for which had been formulated by such investees’ internal management team, taking into account sales growth and capacity utilization.

The process of assessing whether a particular cost method investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these long-term investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the net asset values as well as the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of U.S. companies, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the book value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2008, we recognized impairment losses of NT$15 million for PRTI International and NT$10 million for Essence Technology Solution due to adverse changes in the market. In 2009, we recognized impairment losses of NT$10 million for Essence Technology Solution and NT$10 million for Digimax Inc. due to poor operating performance. In 2010, we recognized impairment losses of NT$21 million (US$0.7 million) for Digimax Inc., NT$13 million (US$0.4 million) for ChipSip Technology Co., Ltd. due to poor operating performance, NT$9 million (US$0.3 million) for Crystal Media Inc. and NT$16 million (US$0.5 million) for A2peak Power Co., Ltd. due to adverse changes in market conditions.

Valuation of long-lived assets, intangible assets

We assess the impairment of long-lived assets and intangible assets whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. Indications we consider important which could trigger an impairment review include, but are not limited to, the following:

•	External sources of information:

•	during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.

•

significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated.

•

market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially.

•	the carrying amount of the net assets of the entity is more than its market capitalization.

•	Internal sources of information:

•	evidence is available of obsolescence or physical damage of an asset.

•

significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used.

•	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

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

We had a valuation allowance of NT$268 million (US$9.2 million) on our deferred tax asset balance as of December 31, 2010. We do not have a full valuation allowance on the deferred tax asset, as we believe these benefits will be fully realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, our ability to realize the deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

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

Effective from January 1, 2007, we adopted a guidance prescribing the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return under U.S. GAAP. This guidance also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with this guidance is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the estimates. The adoption of this guidance did not have a material impact on our report. We did not identify significant unrecognized tax benefits for the year ended December 31, 2008, 2009 and 2010. It is highly unlikely that we will incur any interests or penalties related to potential underpaid income tax expenses.

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

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in billions)
Revenues:
Domestic fixed communications	73.1	71.5	70.7	2.4
Mobile communications	88.8	86.5	89.0	3.1
Internet	23.0	23.7	24.5	0.8
International fixed communications	15.9	15.2	15.5	0.5
Others	0.8	1.5	2.7	0.1

Net revenues	201.7	198.4	202.4	6.9

Operating costs and expenses:
Operating costs	113.5	112.7	115.3	3.9
Operating expenses:
Marketing	22.7	22.3	22.5	0.8
General and administrative	3.7	3.8	4.0	0.1
Research and development	3.2	3.2	3.2	0.1

Total operating costs and expenses	143.1	142.0	145.0	4.9
Income from operations	58.6	56.4	57.4	2.0
Other income, net	1.1	0.8	0.3	—

Income before income tax expense	59.7	57.2	57.7	2.0
Income tax expense	13.9	12.7	9.1	0.3

Consolidated net income	45.8	44.5	48.6	1.7

Attributable to:
Stockholders of the parent	45.0	43.8	47.6	1.6
Minority interests	0.8	0.7	1.0	0.1
The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	36.2%	36.0%	34.9%
Mobile communications	44.0	43.6	44.0
Internet	11.4	11.9	12.1
International fixed communications	7.9	7.7	7.7
Others	0.4	0.7	1.3

Total revenues	100.0%	100.0%	100.0%

Operating costs and expenses:
Operating costs	56.3%	56.8%	57.0%
Operating expenses:
Marketing	11.3	11.2	11.1
General and administrative	1.8	1.9	2.0
Research and development	1.6	1.6	1.6

Total operating costs and expenses	71.0	71.5	71.7

	For the year ended December 31,
	2008	2009	2010
	(as percentages of total revenues)
Income from operations	29.0	28.5	28.3
Other income, net	0.5	0.4	0.2

Income before income tax expense	29.5	28.9	28.5
Income tax expense	6.9	6.4	4.5

Consolidated net income	22.6%	22.5%	24.0%

Attributable to:
Stockholders of the parent	22.3	22.1	23.5
Minority interests	0.3	0.4	0.5

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before tax.

The year ended December 31, 2010 compared with the year ended December 31, 2009

Revenues

Our revenues increased by 2.1% from NT$198.4 billion in 2009 to NT$202.4 billion (US$6.9 billion) in 2010. This increase was primarily due to increase in revenues generated from mobile communications, internet, international fixed communications and other business sectors.

Domestic fixed communications

Domestic fixed communications revenues comprised 36.0% and 34.9% of our revenues in 2009 and 2010, respectively. Our domestic fixed line revenues decreased by 1.1% from NT$71.5 billion in 2009 to NT$70.7 billion (US$2.4 billion) in 2010.

Local telephone services. Our local telephone revenues decreased from NT$33.2 billion in 2009 to NT$32.3 billion (US$1.1 billion) in 2010. This reflects a 6.4% decline in traffic volume from 14.6 billion minutes in 2009 to 13.7 billion minutes in 2010, offset by a 0.5% increase in average local usage fees. The decline in traffic volume was primarily due to the traffic migration from fixed line services to mobile and Internet telephone services. We expect this trend to continue as broadband and mobile services become more widely adopted in Taiwan. However, we believe the rate of such migration is slowing down. Our local interconnection revenues decreased by NT$77 million (US$2.6 million) from 2009 to 2010 because of the decrease in fixed line to mobile voice traffic volume of calls terminating on mobile networks of alternative operators.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 10.2% from NT$7.4 billion in 2009 to NT$6.6 billion (US$0.2 billion) in 2010. This decrease was mainly due to a decrease in traffic volume from 3.6 billion minutes in 2009 to 3.4 billion minutes in 2010 and domestic long distance interconnection tariff decreases mandated by the National Communications Commission. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to mobile services and VoIP. Our interconnection revenues also decreased primarily because the telecommunications operators construct their own interconnection circuit.

Broadband access. The number of our ADSL customers decreased from 2.7 million in 2009 to 2.3 million in 2010 due to customer migration to our FTTx services. There was an increase in the number of FTTx customers from approximately 1.6 million in 2009 to approximately 2.0 million in 2010. Broadband access revenue increased from NT19.9 billion for 2009 to NT$20.3 billion (US$0.7 billion) for 2010.

Domestic leased line. While demand for higher speed leased lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators, as well as the continued migration of domestic leased line customers to broadband services. Domestic leased line revenue decreased from NT$6.7 billion for 2009 to NT$6.1 billion (US$0.2 billion) for 2010.

MOD. Our MOD revenues increased by 9.9% from NT$0.9 billion in 2009 to NT$1.1 billion (US$37.5 million) in 2010. This increase was mainly due to an increase in the average revenue per user. In addition, since 2010, MOD revenues include billing fees and advertising revenues, which was previously accounted for under domestic other services.

Mobile communications

Revenues from our mobile communications business segment comprised 43.6% and 44.0% of our revenues in 2009 and 2010, respectively. Revenues from our mobile communications business segment increased by 2.9% from NT$86.5 billion in 2009 to NT$89.0 billion (US$3.1 billion) in 2010. This increase was principally due to the growth of mobile VAS revenue and handset sales revenue offsetting the decline of mobile voice revenue over years. The growth of mobile voice traffic due to the general recovery of the economy in the ROC partially offset the impact from the mandatory tariff reduction, which helped slow down the decline of the mobile voice revenue in 2010.

Mobile services. Revenues from our mobile services comprised 36.0% and 36.1% of our revenues in 2009 and 2010, respectively. Revenues from our mobile services increased by 2.3% from NT$71.4 billion in 2009 to NT$73.1 billion (US$2.5 billion) in 2010 due to the growth of mobile VAS revenue from NT$8.4 billion in 2009 to NT$ 11.1 billion (US$0.38 billion) in 2010, offsetting the decline of mobile voice revenue. The growth of mobile traffic volume due to the general recovery of the economy in the ROC also helped slow down the decline in mobile voice revenue.

Sales of mobile handsets and data cards. Revenues from our sales of mobile handsets and data cards comprised 7.6% and 7.9% of our revenues in 2009 and 2010, respectively. Revenues from our sales of mobile handsets and data cards increased by 6.1% from NT$15.0 billion in 2009 to NT$15.9 billion (US$0.6 billion) in 2010. This increase was principally due to the strong sales of mobile smart phones and the general recovery of the economy in the ROC.

Internet

Internet revenues comprised 11.9% and 12.1% of our revenues in 2009 and 2010, respectively. Our revenues attributable to our internet business increased by 3.5% from NT$23.7 billion in 2009 to NT$24.5 billion (US$0.8 billion) in 2010. The increase was mainly due to a 1.6% increase in the number of our total HiNet broadband subscribers from approximately 3.5 million as of December 31, 2009 to approximately 3.6 million as of December 31, 2010. Our HiNet subscribers remained at approximately 4.1 million subscribers as of December 31, 2009 and 2010 because the increase of our HiNet broadband subscribers was offset by the decrease of HiNet dial-up subscribers. As of December 31, 2010, approximately 82.0% of our broadband customers were also HiNet subscribers, using HiNet as their ISP.

International fixed communications

Our international fixed communications revenues increased by 1.9% from NT$15.2 billion in 2009 to NT$15.5 billion (US$0.5 billion) in 2010. This increase was mainly due to the increase in revenues from our international leased line services and international data services.

International long distance telephone services. Our international long distance telephone revenues remained constant at NT$12.9 billion (US$0.4 billion) in 2009 and 2010 because the decrease of the unit price was offset by the growth in both the traffic volume of calls using calling cards and the wholesale of the traffic from 2009 to 2010. Our international settlement revenues decreased from NT$3.5 billion in 2009 to NT$3.2 billion (US$0.1 billion) in 2010. This decrease was primarily due to the appreciation of NT dollars.

International leased line and international data services. Our international leased line and international data revenues increased by 19.1% from NT$1.68 billion in 2009 to NT$2.00 billion in 2010 (US$ 68.70 million). The increase was mainly because of the overseas market expansion and the increased demand of multinational corporations.

Operating Costs and Expenses

Our operating costs and expenses increased by 2.2% from NT$142.0 billion in 2009 to NT$145.0 billion (US$4.9 billion) in 2010. This increase was primarily due to the increases in costs of handsets sold. As a percentage of revenues, operating costs and expenses increased from 71.5% in 2009 to 71.7% in 2010.

Operating Costs

Operating costs include depreciation and amortization expense, personnel expenses, cost of goods sold, interconnection and service expense, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 2.3% from NT$112.7 billion in 2009 to NT$115.3 billion (US$3.9 billion) in 2010. This increase was principally a result of an increase of NT$3.0 billion (US$104.3 million) in cost of goods sold, an increase of NT$1.2 billion (US$39.8 million) in personnel expenses mainly due to increase in bonus expense because of net income growth, and a NT$0.6 billion (US$21.4 million) increase in ICT costs due to the increase in revenue, partially offset by a decrease of NT$2.2 billion (US$75.4 million) in depreciation.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt increased by 0.8% from NT$22.3 billion in 2009 to NT$22.5 billion (US$0.8 billion) in 2010. This increase was principally a result of a NT$0.5 billion (US$18.4 million) increase in bonus, partially offset by a decrease of NT$0.3 billion (US$10.8 million) in expenses relating to advertising and other marketing-related activities.

General and administrative

Our general and administrative expenses increased by 6.6% from NT$3.8 billion in 2009 to NT$4.0 billion (US$0.1 billion) in 2010. This increase was principally a result of a NT$0.1 billion (US$4.6 million) increase due to the consolidation of our subsidiaries previously accounted for under the equity method, and a NT$0.1 billion (US$2.4 million) increase in bonus.

Research and development

Our research and development expenses remained flat at NT$3.2 billion (US$0.1 billion) in 2009 and 2010.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
For the year ended December 31, 2010
Operating costs and expenses	67.0	62.1	15.8	14.5	6.1	(20.5)	145.0
Depreciation and amortization	21.9	8.2	2.2	1.4	0.3	—	34.0
For the year ended December 31, 2009
Operating costs and expenses	67.6	58.3	15.1	14.2	4.6	(17.8)	142.0
Depreciation and amortization	24.0	8.4	2.3	1.4	0.2	—	36.3

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 0.9% from NT$67.6 billion in 2009 to NT$67.0 billion (US$2.3 billion) in 2010, primarily due to a NT$2.1 billion (US$69.9 million) decrease in depreciation and amortization expenses reflecting a slowdown in capital expenditures, partially offset by a NT$0.9 billion (US$30.5 million) increase in corporate solution services and ICT costs and a NT$0.8 billion (US$29.5 million) increase in bonus.

Mobile communications

Our mobile communications operating costs and expenses increased by 6.6% from NT$58.3 billion in 2009 to NT$62.1 billion (US$2.1 billion) in 2010. This increase was primarily due to an increase of NT$2.4 billion (US$ 81.9 million) in cost of handsets sold, and an NT$1.0 billion (US$33.6 million) increase in leased line and internet access expenses.

Internet

Our internet operating costs and expenses increased by 4.5% from NT$15.1 billion in 2009 to NT$15.8 billion (US$0.5 billion) in 2010. This increase was primarily due to a NT$0.4 billion (US$14.4 million) increase in leased line expenses.

International fixed communications

Our international fixed communications costs and expenses increased by 1.9% from NT$14.2 billion in 2009 to NT$14.5 billion (US$0.5 billion) in 2010. The increase was primarily due to an increase of NT$0.1 billion (US$4.1 million) in equipment rental expense and an increase of NT$0.1 billion (US$3.4 million) in corporate solution services and ICT costs.

Others

The costs and expenses from our other business increased by 31.7% from NT$4.6 billion in 2009 to NT$6.1 billion (US$0.2 billion) in 2010. The increase was primarily due to the consolidation of our subsidiaries.

Income from operations and Operating Margin

As a result of the foregoing, our income from operations increased by 1.7% from NT$56.4 billion in 2009 to NT$57.4 billion (US$2.0 billion) in 2010. Our operating margin decreased from 28.5% in 2009 to 28.3% in 2010.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2010
Revenues from external customers	70.7	89.0	24.5	15.5	2.7	—	202.4
Intersegment service revenues	14.7	2.1	1.1	1.7	0.7	(20.3)	—
Interest income	—	—	—	—	0.5	—	0.5
Other income	—	0.3	—	0.1	0.3	(0.2)	0.5

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
	85.4	91.4	25.6	17.3	4.2	(20.5)	203.4

Segment income before tax	18.1	29.3	9.8	2.7	(2.2)	—	57.7
For the year ended December 31, 2009
Revenues from external customers	71.5	86.5	23.7	15.2	1.5	—	198.4
Intersegment service revenues	13.7	1.9	0.7	1.5	—	(17.8)	—
Interest income	—	—	—	—	0.5	—	0.5
Other income	—	0.1	0.1	—	0.7	—	0.9

	85.2	88.5	24.5	16.7	2.7	(17.8)	199.8

Segment income before tax	17.4	30.2	9.3	2.6	(2.3)	—	57.2

As a result of the foregoing, in 2010 compared to 2009: segment income before tax for our domestic fixed communications business increased by 3.4% from NT$17.4 billion to NT$18.1 billion (US$0.6 billion); segment income before tax for our mobile communications business decreased by 2.8% from NT$30.2 billion to NT$29.3 billion (US$1.0 billion); segment income before tax for our internet business increased by 5.1% from NT$9.3 billion to NT$9.8 billion (US$0.3 billion); segment income before tax for our international fixed communications business increased by 4.0% from NT$2.6 billion to NT$2.7 billion (US$91.0 million); and segment loss for our others business segment decreased by 5.5% from NT$2.3 billion to NT$2.2 billion (US$74.7 million).

Other Income, Net

Our other income, net decreased by 62.1% from NT$0.8 billion in 2009 to NT$0.3 billion (US$11.0 million) in 2010. This decrease was primarily to a NT$0.2 billion (US$7.4 million) loss on disposal of property, plant, and equipment, and a NT$0.1 billion (US$5.8 million) net loss on valuation and disposal of financial instruments, and a NT$0.1 billion (US$3.6 million) net loss on foreign exchange.

Income Tax

Our income tax was NT$12.7 billion in 2009, compared to NT$9.1 billion (US$0.3 billion) in 2010. Our effective tax rate was 22.3% in 2009 and 15.8% in 2010, primarily due to the reduction of the corporate income tax rate in the R.O.C. from 25% to 17% effective from 2010. Please refer to “Item 5. Operating and Financial Review and Prospects—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent increased by 8.8% from NT$43.8 billion in 2009 to NT$47.6 billion (US$1.6 billion) in 2010. Our net margin was 22.1% in 2009 and 23.5% in 2010.

The year ended December 31, 2009 compared with the year ended December 31, 2008

Revenues

Our revenues decreased by 1.6% from NT$201.7 billion in 2008 to NT$198.4 billion in 2009. This decrease was primarily due to a decrease in operating revenues from domestic fixed communications, mobile communications and international fixed communications.

Domestic fixed communications

Domestic fixed communications revenues comprised 36.2% and 36.0% of our revenues in 2008 and 2009, respectively. Our domestic fixed line revenues decreased by 2.2% from NT$73.1 billion in 2008 to NT$71.5 billion in 2009.

Local telephone services. Our local telephone revenues decreased from NT$34.6 billion in 2008 to NT$33.2 billion in 2009. This reflects an 8.0% decline in traffic volume from 15.9 billion minutes in 2008 to 14.6 billion minutes in 2009, offset by a 0.4% increase in average local usage fees. The decline in traffic volume was primarily due to the continued traffic migration from fixed line services to mobile services and the general adverse economic conditions. Our local interconnection revenues increased by NT$35 million between these two years because of local interconnection tariff increases mandated by the National Communications Commission.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 12.7% from NT$8.5 billion in 2008 to NT$7.4 billion in 2009. This decrease was mainly due to a decrease in traffic volume from 4.0 billion minutes in 2008 to 3.6 billion minutes in 2009. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to mobile services and VoIP and the general adverse economic conditions. Our interconnection revenues also decreased as a result of domestic long distance interconnection tariff decreases mandated by the National Communications Commission.

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

MOD. Our MOD revenues increased by 41.8% from NT$0.6 billion in 2008 to NT$0.9 billion in 2009. This increase was mainly due to an increase in the average revenue per user.

Mobile communications

Revenues from our mobile communications business segment comprised 44.0% and 43.6% of our revenues in 2008 and 2009, respectively. Revenues from our mobile communications business segment decreased by 2.6% from NT$88.8 billion in 2008 to NT$86.5 billion in 2009. This decrease was principally due to the decrease in mobile service and handset sales revenues as a result of market competition and adverse economic conditions.

Mobile services. Revenues from our mobile services comprised 35.9% and 36.0% of our revenues in 2008 and 2009, respectively. Revenues from our mobile services decreased by 1.4% from NT$72.4 billion in 2008 to NT$71.4 billion in 2009 due to market competition with other mobile service providers and adverse economic conditions.

Sales of mobile handsets and data cards. Revenues from our sales of mobile handsets and data cards comprised 8.1% and 7.6% of our revenues in 2008 and 2009, respectively. Revenues from our sales of mobile handsets and data cards decreased by 8.3% from NT$16.3 billion in 2008 to NT$15.0 billion in 2009. This decrease was principally due to the adverse economic conditions.

Internet

Our revenues attributable to our internet business increased by 2.7% from NT$23.0 billion in 2008 to NT$23.7 billion in 2009. The increase was mainly due to the growth in revenues from our internet VAS and internet other services. Our HiNet subscribers remained at approximately 4.1 million subscribers as of December 31, 2008 and 2009.

International fixed communications

Our international fixed communications revenues decreased by 4.3% from NT$15.9 billion in 2008 to NT$15.2 billion in 2009. This decrease was mainly due to the decrease in revenues from international long distance telephone calls as a result of the adverse economic conditions, which offset increases in revenues from international leased line services and international data services.

International long distance telephone services. Our international long distance telephone revenues decreased by 8.0% from NT$14.0 billion in 2008 to NT$12.9 billion in 2009. Revenues from our international long distance telephone service decreased in 2009 primary due to a 16.1% decrease in international direct dialing revenues as a result of more customers using VoIP and other cost-saving services in place of international direct dialing calls. Despite a 12% increase in wholesale international long distance business from 2008 to 2009, overall international long distance revenues still decreased by 8.0%. This decrease was mainly due to (i) an overall decrease in international direct dial services due to the deteriorating global economy and (ii) competition from other service providers in the market for prepaid phone cards targeted towards foreign workers which caused a reduction in unit price by 14.8%. Our international settlement revenues decreased by 5.4% from NT$3.7 billion in 2008 to NT$3.5 billion in 2009. This decrease was primarily due to the 4.3% decrease in incoming traffic volume.

Operating Costs and Expenses

Our operating costs and expenses decreased by 0.8% from NT$143.1 billion in 2008 to NT$142.0 billion in 2009. This decrease was primarily due to decreases in operating costs and marketing expenses. As a percentage of revenues, operating costs and expenses increased from 71.0% in 2008 to 71.5% in 2009.

Operating Costs

Operating costs include personnel expenses, international settlement costs, spectrum usage and license fees, costs of materials and maintenance and interconnection fees among mobile operators.

Our operating costs decreased by 0.7% from NT$113.5 billion in 2008 to NT$112.7 billion in 2009. This decrease was principally a result of a decrease of NT$1.8 billion related to depreciation and amortization and a NT$0.6 billion decrease in taxes, partially offset by a NT$2.0 billion increase in ICT costs, MOD related costs and government service costs due to the increase in revenue.

Marketing

Our marketing expenses, which include personnel expenses, provisions for bad debt and expenses relating to advertising and other marketing-related activities, decreased by 1.9% from NT$22.7 billion in 2008 to NT$22.3 billion in 2009. This decrease was principally a result of a NT$0.3 billion decrease in promotional expenses.

General and administrative

Our general and administrative expenses increased by 2.3% from NT$3.7 billion in 2008 to NT$3.8 billion in 2009. This increase was principally a result of a NT$0.1 billion increase due to the consolidation of our subsidiaries.

Research and development

Our research and development expenses remained flat at NT$3.2 billion between 2008 and 2009. Our research and development expenses increased as a percentage of our revenues from 1.56% in 2008 to 1.60% in 2009. This increase was principally a result of a NT$0.1 billion increase in personnel expenses.

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

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 2.6% from NT$69.5 billion in 2008 to NT$67.6 billion in 2009, primarily due to a NT$0.6 billion decrease in material costs and expenses. Our depreciation and amortization expenses relating to our domestic fixed communications business decreased by 5.9% from NT$25.5 billion in 2008 to NT$24.0 billion in 2009. The decrease was primarily due to a decrease in depreciation expenses reflecting a slowdown in capital expenditures.

Mobile communications

Our mobile communications operating costs and expenses increased by 1.0% from NT$57.7 billion in 2008 to NT$58.3 billion in 2009. This increase was primarily due to an increase of NT$1.1 billion in leased line expenses and an NT$0.3 billion increase in connection fees. Our depreciation and amortization expenses relating to mobile communications business decreased by 5.5% from NT$8.9 billion in 2008 to NT$8.4 billion in 2009. This decrease was mainly due to a decrease in depreciation expenses reflecting a slowdown in capital expenditures.

Internet

Our internet operating costs and expenses increased by 11.5% from NT$13.5 billion in 2008 to NT$15.1 billion in 2009. This increase was primarily due to a NT$0.6 billion increase in leased line expenses and a NT$0.5 billion increase in expenses related to our corporate solution services and ICT. Our depreciation and amortization expenses relating to our internet business decreased by 1.1% from NT$2.4 billion in 2008 to NT$2.3 billion in 2009. The decrease is mainly due to a slowdown in capital expenditures.

International fixed communications

Our international fixed communications costs and expenses decreased by 2.6% from NT$14.6 billion in 2008 to NT$14.2 billion in 2009. The decrease was primarily due to a decrease of NT$0.6 billion in interconnection fees and a NT$0.3 billion decrease in connection fees. Our depreciation and amortization expenses relating to international fixed communications business increased by 5.9% from NT$1.3 billion in 2008 to NT$1.4 billion in 2009. The slight increase is mainly due to an increase in capital expenditures.

Others

Our costs and expenses from our other business increased by 21.1% from NT$3.8 billion in 2008 to NT$4.6 billion in 2009. The increase was primarily due to the consolidation of our subsidiaries.

Income from operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 3.7% from NT$58.6 billion in 2008 to NT$56.4 billion in 2009. Our operating margin decreased from 29.0% in 2008 to 28.5% in 2009.

The following table sets forth certain information regarding our revenues and income by business segment for the periods indicated.

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

As a result of the foregoing, in 2008 compared to 2009: segment income before tax for our domestic fixed communications business increased by 12.8% from NT$15.5 billion to NT$17.4 billion; segment income before tax for our mobile communications business decreased by 9.0% from NT$33.2 billion to NT$30.2 billion; segment income before tax for our internet business decreased by 7.2% from NT$10.1 billion to NT$9.3 billion; segment income before tax for our international fixed communications business decreased by 12.4% from NT$2.9 billion to NT$2.6 billion; and segment loss for our others business segment increased by 17.5% from NT$2.0 billion to NT$2.3 billion.

Other Income, Net

Our other income, net decreased by 24.4% from NT$1.1 billion in 2008 to NT$0.8 billion in 2009. This decrease was primarily to a NT$1.4 billion decrease in interest income, partially offset by a NT$1.1 billion decrease in the impairment loss on assets.

Income Tax

Our income tax was NT$13.9 billion in 2008, compared to NT$12.7 billion in 2009. Our effective tax rate was 23.3% in 2008 and 22.3% in 2009.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent decreased by 2.8% from NT$45.0 billion in 2008 to NT$43.8 billion in 2009. Our net margin was 22.3% in 2008 and 22.1% in 2009.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in billions)
Net cash provided by operating activities	91.9	77.3	84.8	2.9
Net cash used in investing activities	(34.5)	(29.5)	(17.4)	(0.6)
Net cash used in financing activities	(52.3)	(56.5)	(47.0)	(1.6)
Effect of exchange rate changes	—	—	—	—
Effect of change on consolidated subsidiaries	—	0.7	(2.8)	(0.1)
Net increase (decrease) in cash and cash equivalents	5.1	(8.0)	17.6	0.6
Cash and cash equivalents at end of year	81.3	73.3	90.9	3.1

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient to meet our present cash flow requirements.

In 2010, we generated NT$84.8 billion (US$2.9 billion) net cash from operating activities as compared to NT$77.3 billion in 2009. The increase was primarily due to a NT$4.1 billion increase in consolidated net income and the decrease in pension fund contribution described below.

In 2009, we generated NT$77.3 billion net cash from operating activities, as compared to NT$91.9 billion in 2008. The decrease in net cash from operating activities was primarily the result of a NT$4.0 billion pension fund contribution in December 2009.

Historically, net cash from operating activities has been sufficient to cover our capital expenditures, including ongoing expansion and modernization of our networks.

In 2010, net cash used in investing activities was NT$17.4 billion (US$0.6 billion), a decrease from NT$29.5 billion in 2009. The change was primarily due to the increase in cash inflow from disposal of available-for-sale financial instruments.

In 2009, net cash used in investing activities was NT$29.5 billion, a decrease from NT$34.5 billion in 2008. The decrease was primarily the result of decreases in acquisition of property, plant and equipment and held-to-maturity financial assets.

In 2010, our net cash used in financing activities totaled NT$47.0 billion (US$1.6 billion), which mainly reflected NT$39.4 billion (US$1.4 billion) of payment of dividends during that period and NT$9.7 billion (US$0.3 billion) of cash distribution to our stockholders for a capital reduction plan.

In 2009, our net cash used in financing activities totaled NT$56.5 billion, which mainly reflected NT$37.1 billion of payment of dividends during that period and NT$19.1 billion of cash distribution to our stockholders for a capital reduction plan.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations. In future years, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 3G/HSPA/HSPA+,FTTx, Wi-Fi/femtocell and service platforms, and future construction of LTE to migrate mobile and data service customers to higher contribution platforms. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2010, our primary source of liquidity was NT$90.9 billion (US$3.1 billion) in cash and cash equivalents.

Our subsidiary, Spring House Entertainment Inc. applied for a secured loan from the Industrial Development Bureau of the Ministry of Economic Affairs for research and development purposes and obtained the loan from Taiwan Business Bank. This secured loan was early repaid in full in April 2010.

As of December 31, 2009 and 2010, our subsidiary Chief Telecom had short-term unsecured loans in the amount of NT$235 million and NT$75 million (US$2.6 million) at interest rates at 1.15% and 1.10%, respectively. As of December 31, 2009 and 2010, Chief Telecom had long-term unsecured loans in the amount of NT$310 million and NT$209 million (US$7.2 million), respectively, all with interest rates ranging from 2.01% to 2.04%.

As of December 31, 2009, our subsidiary Light Era Development Co., Ltd. had a short-term secured loan from First Commercial Bank in the amount of NT$488 million at an interest rate of 0.81%. In September 2010, Light Era Development renewed this short-term loan to a long-term secured loan, and obtained another long-term secured loan in the amount of NT$2,750 million (US$94.4 million) from Chang Hwa Bank. As of December 31, 2010, Light Era Development Co., Ltd. had secured loans in the amount of NT$3,238 million (US$111.1 million) with interest rates ranging from 0.80% to 1.01%.

As of December 31, 2010, Chunghwa Precision Test Technology Co., Ltd., a subsidiary of Chunghwa Investment Co., Ltd. had short-term unsecured loans of NT$40 million (US$1.4 million) at interest rates ranging from 1.29% to 1.33% from the Bank of Taiwan and E.SUN Bank and a long-term secured loan of NT$10 million (US$0.3 million) from E.SUN Bank at an interest rate of 1.60%.

As part of the government’s effort to upgrade the existing telecommunication infrastructure, we and other public utility companies were required by the R.O.C. government to contribute a total of NT$1.0 billion to a Piping Fund, administered by the Taipei City Government. This fund is used to finance various telecommunications infrastructure projects. We accounted for the contribution as other monetary assets on our consolidated balance sheets.

Note 30 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the assets are pledged as collateral for short-term and long-term bank loans and contract deposits.

Capital Expenditures

The following table sets forth a summary of our capital expenditures for the periods indicated.

	For the year ended December 31,
	2008		2009		2010
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	20.7	69%	15.9	62%	14.2	58%
Mobile communications business	5.2	17	5.0	20	5.3	21
Internet business	2.2	7	2.1	8	1.9	8
International fixed communications business	1.2	4	1.3	5	1.8	7
Others	0.8	3	1.2	5	1.4	6

Total capital expenditures	30.1	100%	25.5	100%	24.6	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2011.

	For the year ending December 31, 2011
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	17.6	56.6%
Mobile communications business	5.8	18.6
Internet business	4.6	14.8
International fixed communications business	2.2	7.1
Others	0.9	2.9

Total capital expenditures	31.1	100.0%

We expect our total capital expenditures to be approximately NT$31.1 billion in 2011. In future periods, we expect our total capital expenditures to rise due to the launch of new businesses, FTTx network expansion, access bandwidth enhancement, cloud computing and 3G/HSPA/HSPA+ mobile network expansion. We expect to finance these capital expenditures with our cash flows from operations.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2008, 2009 and 2010.

Recent Accounting Pronouncements

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for us for the year ending December 31, 2010. The adoption of the guidance did not have a material effect on our financial statements.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (VIE). The new guidance modifies the approach for determining the primary beneficiary of a variable interest entity (“VIE”). Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for us for the year ending December 31, 2010. Based on our analysis, the adoption of the new guidance did not result in the identification of additional VIEs where we are the primary beneficiary or the deconsolidation of any existing VIEs.

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our financial statements.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our financial statements.

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which will be effective for us as of January 1, 2011, the remaining new disclosure requirements were effective for us as of January 1, 2010.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard will be effective for us on a prospective basis as of January 1, 2011. We are currently evaluating the impact of the adoption of the update.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted. We are currently evaluating the impact of the adoption of the update.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010. Early adoption is permitted. We will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate. We do not expect the new accounting standard will have a material impact on our financial statements.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our financial statements

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and stockholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP as of and for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
	NTS	NTS	NTS	US$
	(in billions)
R.O.C. GAAP:
Consolidated net income	45.8	44.5	48.6	1.7
Attributable to:
Stockholders of the parent	45.0	43.8	47.6	1.6
Minority interests	0.8	0.7	1.0	0.1
U.S. GAAP:
Net income	44.2	45.8	49.2	1.7
Attributable to:
Stockholders of the parent	43.7	45.1	48.3	1.7
Noncontrolling interests	0.5	0.7	0.9	—

	As of December 31,
	2008	2009	2010
	NTS	NTS	NTS	US$
	(in billions)
Total stockholders’ equity:
R.O.C. GAAP	379.7	379.0	368.6	12.6
U.S. GAAP	305.9	306.5	296.1	10.1

Note 36 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant difference between R.O.C. GAAP and U.S. GAAP as they related to us and a reconciliation of net income and stockholders’ equity.

C. Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2008, 2009 and 2010, our research and development expenses were approximately NT$3.2 billion, NT$3.2 billion and NT$3.2 billion (US$111.5 million), respectively, or approximately 1.6%, 1.6% and 1.6% of our revenues, respectively.

As of March 31, 2011, we have more than 2,128 researchers focusing on the following areas:

•	wireless communication;

•	broadband transmission and access;

•	internet and multimedia applications;

•	network operation support;

•	customer service information;

•	Information and communication security;

•	advanced technologies research; and

•	customer premises equipment.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our xDSL/FTTx deployment, internet-based call center, e-commerce platform, mobile internet services, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of December 31, 2010, we have been granted 328 domestic patents and 51 foreign patents.

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

E. Off-Balance Sheet Arrangements

Note 30 and 31 to our consolidated financial statements included elsewhere in this annual report provide descriptions of the pledged assets, and significant commitments and contingencies. There are no off-balance sheet arrangements that are material to investors.

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2010.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(NT$ in billions)
Contractual Obligations(1)
Short-term loans	0.1	0.1	—	—	—
Short-term bills payable	0.2	0.2	—	—	—
Long-term loans	3.4	0.3	1.5	1.4	0.2
Obligations related to ST-2 satellite	3.5	0.8	0.4	0.4	1.9
Operating leases(2)	5.3	1.6	2.3	1.3	0.1

Total	12.5	3.0	4.2	3.1	2.2

(1)	Accrued pension liabilities of NT$1.3 billion (US$44.3 million) as of December 31, 2010 have not been included in the table above.
(2)	Operating leases obligations are described in note 31 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2010, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$0.15 billion (US$5.1 million), and acquisition of telecommunications equipment of NT$15.8 billion (US$543.6 million), and contracts for printing bills, envelopes and marketing gifts of NT$57 million (US$2.0 million). Light Era Development has already contracted to advance sale of lands and buildings for NT$2.6 billion (US$89.0 million), and collected the contracted amount of NT$0.5 billion (US$17.4 million).

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

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors and supervisors and such person’s position as of March 31, 2011. There is no family relationship among any of these persons. All of our directors and supervisors were elected at our annual general stockholders’ meeting held on June 18, 2010 and have terms from June 18, 2010 to June 17, 2013.

Name	Age	Position
Shyue-Ching Lu	62	Chairman, chief executive officer and director
Shaio-Tung Chang	64	President and director
Mu-Shun Lin	61	Director
Yu-Fen Hong	54	Director
Gordon S. Chen	57	Director
Yi-Bing Lin	50	Director
Jennifer Yuh-Jen Wu	50	Director
Shih-Wei Pan	56	Director
Shen-Ching Chen	53	Director
Chung-Yu Wang(1)	66	Director
Zse-Hong Tsai(1)	50	Director
Chung-Fern Wu(1)	54	Director
Shih-Peng Tsai	62	Director
Shwu-Fen Chao	47	Supervisor
I-Hwa Wu	62	Supervisor
Su-Ghen Huang	46	Supervisor

(1)	Independent director.

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

Yu-Fen Hong is a director of our company. Ms. Hong is currently the director of the accounting department at the Ministry of Transportation and Communications. She holds a master’s degree in business & management from the National Chiao Tung University in Taiwan.

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

Yi-Bing Lin is a director of our company. Dr. Yi-Bing Lin received his bachelor’s degree from the National Cheng Kung University in Tainan, Taiwan in 1983, and his Ph.D. from the University of Washington in Seattle in 1990. From 1990 to 1995, he was a research scientist with Bellcore (Telcordia). He then joined the National Chiao Tung University, or NCTU, in Taiwan where he remains. In 1996, he served as the deputy director of Microelectronics and Information Systems Research Center at the NCTU. Between 1997 and 1999, Dr. Lin was chairman of the Department of Computer Science & Information Engineering at the NCTU. Since 2000, he has also been appointed as an adjunct research fellow at the Academia Sinica. Between 2004 and 2006, Dr. Lin was appointed the vice president of the office of research and development at the NCTU. From 2007 to February 22, 2011, Dr. Lin has served as the dean of the College of Computer Science at the NCTU. Since February 23, 2011, he became the vice president of NCTU .

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

Shen-Ching Chen is a director of our company. Mr. Chen is also president of the Central News Agency, a position he has held since July 2008. He was the assistant general manager of the Public Television Service and assistant manager of Formosa TV’s news department. Mr. Chen obtained a bachelor’s degree in journalism from Chengchi university..

Chung-Yu Wang is currently an independent director of our company and also the ex-chairman of China Steel Corporation. He graduated from Chung Yuan Christian University with a bachelor’s degree in Chemical Engineering.

Zse-Hong Tsai is an independent director of our company. Dr. Tsai is also currently a professor of electrical engineering at the National Taiwan University. His research interest includes broadband networking, performance evaluation and telecommunication regulations. Dr. Tsai holds a Ph.D. degree and a master’s of science degree in electrical engineering from the University of California, Los Angeles, and a bachelor’s of Science degree in electrical engineering from the National Taiwan University.

Chung-Fern Wu is an independent director of our company. Dr. Wu is also currently a professor of Accounting at the National Taiwan University. She holds an MBA degree in Finance and a Bachelor degree in Accounting from the National Taiwan University. She started her career as a practicing CPA in Taiwan and a Systems Analyst in U.S.A. She started her academic career as an Assistant Professor in the Fisher School of Accounting, University of Florida after receiving her Ph.D. degree in Accounting and Information Management from the Anderson Graduate School of Management, University of California, Los Angeles.

Shih-Peng Tsai is a director of our company. Mr. Tsai is currently a representative of the Member’s Convention of the Chunghwa Telecom Workers Union. Mr. Tsai graduated from Ta Tung Junior Technological College of commerce.

Shwu-Fen Chao is a supervisor of our company. Ms. Chao is the office director of the Secretary-General Office of the Executive Yuan. Ms.Chao was a Senior Specialist of the Department of Information and Tourism, Taipei City Government from 2006-2009 and the Secretary of the Taipei Economic and Cultural Representative Office in New Zealand from 1994 to 1996. She holds a master degree of Diplomacy from National Chengchi University.

I-Hwa Wu is a supervisor of our company. Ms. Wu is also the vice president of Chunghwa Post Co., Ltd. She holds a bachelor’s degree in commerce of the National Taiwan University.

Su-Ghen Huang is a supervisor of our company. Ms. Huang is also currently the director of the planning headquarter inspection room of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Ms. Huang holds a bachelor’s degree in Accounting from the Furen University in Taiwan.

The following people served as directors or supervisors on our board during 2010 but are no longer serving with us due to resignations or replacements.

Tay-Shing Lee was a director of our company. Mr. Lee is currently the chief of the Taichung Harbor Bureau. Mr. Lee was previously the deputy director of the Budget Bureau of General Affairs of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Mr. Lee holds a bachelor’s degree in accounting from Feng Chia University in Taiwan.

Guo-Shin Lee was a director of our company. Mr. Lee is currently the director of the first bureau of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan.. He graduated from the department of accounting at Tamkang University with a bachelor’s degree.

Jing-Twen Chen was an independent director of our company. Dr. Chen is also a professor at the finance department of the National Central University in Taiwan. Dr. Chen holds a Ph.D. degree in finance from the National Taiwan University of Science and Technology.

Shu-Chen Chen was a supervisor of our company. Ms. Chen is the Chief Secretary of Taiwan Lottery Company. She holds a master’s degree in public administration and policy from the National Taipei University.

Yung An Yen was a supervisor of our company. Mr. Yen was also the vice president of Chunghwa Post Co., Ltd. He has worked for Taiwan Post Co., Ltd. over 35 years. His former positions include the director of the department of savings and remittances and the director of the department of capital operations. Mr. Yen holds a master’s degree in law from the National Chengchi University in Taiwan.

Ming-Shyan Yang was a supervisor of our company. Mr. Yang is also currently the director of the second bureau of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Mr. Yang holds a bachelor’s degree in accounting from the National Chengchi University in Taiwan.

The following table sets forth the name, age, position and tenure of each of our executive officers and such person’s position as of March 31, 2011. There is no family relationship among any of these persons.

Name	Age	Position
Shu Yeh	53	Chief financial officer and senior vice president
Jen-Hon Lin	64	Senior vice president
Chi-Mau Sheih	57	Senior vice president
Yen-Sung Lee	62	Senior vice president
Tzu-Han Huang	61	Executive vice president
Min-Hsuan Lin	62	Executive vice president
Mu-Piao Shih	58	Executive vice president
Shyang-Yih Chen	59	Executive vice president
Hsiu-Gu Huang	58	Executive vice president
Tai-Feng Leng	62	Executive vice president

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

Chi-Mau Sheih is a senior vice president of our company. Mr. Sheih was a manager of our Southern Taiwan Business Group from March 2007 to June 2010. Prior to that, he was the manager of our Central Taiwan Business Group from September 2006 to March 2007. He served as a president of the department of network from September 2001 to January 2004. He also served as assistant vice president of our company and deputy manager of our Central Taiwan Business Group from January 2004 to September 2006. Mr. Sheih holds a Master of Business Administration degree from the National Taiwan University.

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

Min-Hsuan Lin is a senior vice president of our company. Mr. Lin was a manager of our Southern Taiwan Business Group since June 2010. Prior to that, he served as assistant vice president of our company and deputy manager of our Southern Taiwan Business Group from September 2009 to June 2010. He also served as a manager of the Tainan Branch Office from May 2007 to September 2009. He also served as manager of the Fong-Shan Branch Office from February 2006 to May 2007, and he also served as a managing director of the department of marketing of our Southern Taiwan Business Group from August 2004 to February 2006 . Mr. Lin holds a Bachelor of Department of Transportation and Communication Management Science degree from the National Cheng Kung University.

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

The following people served as our executive officers during 2010 but are no longer serving with us due to resignations or replacements.

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

The compensation plan was put into practice on January 1, 2006. The aggregate amount of compensation that we paid to our directors, supervisors and executive officers in 2009 and 2010 was NT$134,570,422 and NT$139,477,758, respectively. The aggregate amount of compensation in 2010 includes a NT$87,896,533 salary payment for directors, supervisors and executive officers, a NT$45,043,580 bonus for directors and supervisors and a NT$6,537,645 bonus for executive officers and a labor union director. The 2010 bonus for our directors and supervisors may not exceed 0.2% of our distributable earnings and must be approved at our 2011 annual general stockholders’ meeting.

Pursuant to R.O.C. disclosure rules, we have disclosed the compensation of our directors and supervisors and the compensation ranges of our senior management for the fiscal year ended December 31, 2010 as follows:

Directors	Total Compensation		Fixed Income	Dividends		Business Expenses
	(in NT$)
Chung-Yu Wang	329,667		321,667	—	(5)	8,000
Zse-Hong Tsai	642,000		600,000	—	(5)	42,000
Chung-Fern Wu	333,667		321,667	—	(5)	12,000
Shyue-Ching Lu	8,131,000	(1)	—	—	(6)	—
Shaio-Tung Chang	7,439,400	(2)	—	—	(6)	—
Shih-Peng Tsai	1,917,398	(3)	—	—	(6)	—
Mu-Shun Lin	96,000		96,000	—	(6)	—
Yu-Fen Hong	20,387		20,387	—	(6)	—
Jennifer Yuh-Jen Wu	114,000		96,000	—	(6)	18,000
Shih-Wei Pan	96,000		96,000	—	(6)	—
Gordon S. Chen	374,000		360,000	—	(6)	14,000
Yi-Bing Lin	116,000		96,000	—	(6)	20,000
Shen-Ching Chen	201,000		193,000	—	(6)	8,000
Tay-Shing Lee	6,194		6,194	—	(6)	—
Guo-Shin Lee	69,677		69,677	—	(6)	—
Shu Yeh	52,000		50,000	—	(5)	2,000
Jing-Twen Chen	288,333		278,333	—	(5)	10,000
Ministry of Transportation and Communications(4)	34,264,262		—	34,264,262		—

(1)	Includes NT$8,131,000 received as salary for serving as our chief executive officer.
(2)	Includes NT$7,439,400 received as salary for serving as our president.
(3)	Includes NT$1,839,753 received as salary and NT$77,645 received as business expenses as our employee
(4)	Our juridical director.
(5)	The independent directors will not receive any dividend distributions.

(6)	Each of these directors are legal representatives of the MOTC. The dividend distributions will be paid directly to the MOTC because such dividend distributions are not the individual income of these directors.

Supervisors	Total Compensation	Fixed Income	Dividends		Business Expenses
	(in NT$)
Shwu-Fen Chao	61,355	59,355	—	(2)	2,000
I-Hwa Wu	61,467	51,467	—	(2)	10,000
Su-Ghen Huang	6,903	4,903	—	(2)	2,000
Shu-Chen Chen	82,419	82,419	—	(2)	—
Yung-An Yen	48,533	44,533	—	(2)	4,000
Ming-Shyan Yang	91,355	91,355	—	(2)	—
National Development Fund, Executive Yuan(1)	7,186,212	—	7,186,212	(2)	—
Chunghwa Post Co., Ltd. (1)	3,593,106	—	3,593,106	(2)	—

(1)	Our juridical supervisor.
(2)	The dividend distributions will be paid directly to the legal entity that the respective supervisor represents because such dividend distributions are not the individual income of these supervisors.

Total Compensation	Senior Management
Below NT$2,000,000	none

NT$2,000,000 to NT$4,999,999	Shu Yeh, Joseph C.P. Shieh, Min-Hsuan Lin, Feng-yue Hung

NT$5,000,000 to NT$9,999,999	Yen-Sung Lee, Jen-Hon Lin, Chi-Mao Hsieh, Tzong-Yen Chang, Tzu-Han Huang, Hsiu-Gu Huang, Mu-Piao Shih, Tai-Feng Leng, Shyang-Yih Chen, Yuan-Kuang Tu, Iee-Ray Wei

Total	15 people

We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

As of March 31, 2011, we had 13 directors and three supervisors elected in June 2010 for three-year terms. Pursuant to the R.O.C. Company Law, the directors may be removed from office at any time by a resolution adopted by a resolution at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Our articles of incorporation provide for a board of directors consisting of seven to fifteen members. Pursuant to the R.O.C. Securities and Exchange Act, as amended in January 2006, the R.O.C. Financial Supervisory Commission on May 28, 2006 published a rule requiring listed non-financial-institution companies with paid-in capital exceeding NT$50 billion to appoint independent directors to serve on their board of directors in accordance with the Act. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. The number of independent directors shall be not less than one-fifth of the total number of directors and not less than two in number. Pursuant to both the R.O.C. Company Law and the R.O.C. Securities and Exchange Act, Article 12 Clause 1 of our article of incorporation provides for the election of, starting from the fifth stockholders’ meeting, at least three independent directors out of the 7-to-15-member board. We have used a nominating process, with the stockholders choosing the independent directors from the list of nominees. Accordingly, we have elected three independent directors in the annual general meeting on June 18, 2010. With respect to certain material decisions to be made by our company as specified in the R.O.C. Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors and supervisors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the R.O.C. Financial Supervisory Commission, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting.

In accordance with our articles of incorporation, we are required to have three to five supervisors. We currently have three supervisors elected during the stockholder’s meeting in 2010. In accordance with the R.O.C. Company Law, our supervisors are elected by our stockholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years and their term may be renewed for any number of consecutive terms. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements prepared by the board of directors prior to the annual general stockholders’ meeting, calling of and giving reports at stockholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our articles of incorporation or the resolutions adopted by our stockholders. The supervisors may be also removed from office at any time by a resolution adopted at a stockholders’ meeting.

Under the R.O.C. Company Law, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Except for our three independent directors, all of our directors are representatives of the Ministry of Transportation and Communications. Our current supervisors consist of one representative from the Executive Yuan’s National Development Foundation and two representatives from Chunghwa Post Co. Ltd. In accordance with the R.O.C. Securities and Exchange Act, as amended, except with the approval of the Competent Authority (i.e. The Financial Supervisory Commission), a representative of the government or of a juristic person, as a stockholder of our company, may not be concurrently selected or serve as the director or supervisor from the time of expiration of the term currently being served by our directors or supervisors.

The business address of our directors, supervisors and executive officers is the same as our registered address.

Our audit committee was established in September 2004 and is comprised of our three independent directors: Chung-Yu Wang and Zse-Hong Tsai and Chung-Fern Wu.

Our audit committee is responsible for: (i) selecting our independent registered public accounting firm and determining their compensation; (ii) reviewing and discussing our annual, semi-annual and quarterly financial reports with our independent auditor; (iii) communicating with our independent auditors; (iv) approving our accounting firm’s annual audit and non-audit service items; (v) negotiating the conflicts over our financial reports between our management and accounting firm; (vi) reviewing and assessing of our internal control policy; (vii) discussing and reporting other financial information and required disclosure under the Securities Exchange Act of 1934 with our management and independent auditor; and (viii) performing one self-review each year. Our board of directors has concluded that Chung-Fern Wu is our audit committee financial expert.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee is composed of seven directors and is responsible for reviewing and advising on the budgets, capital requirements, financial forecasts, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting. The board of directors passed a resolution on November 8, 2005 to set up a compensation committee, which is composed of five directors. The compensation committee will draft compensation proposals for the chairman, vice chairman, directors, supervisors, chief executive officer and general manager. The newly amended Article 14-6 of R.O.C. Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e. Financial Supervisory Commission) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. We will make necessary changes in compliance with this regulation after it has been promulgated. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors.”

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

As of December 31, 2010, we had approximately 28,134 employees on a consolidated basis. The following table is a breakdown of our employees from 2008 to 2010 on a consolidated basis.

	2008	2009	2010
Employees
Technical	14,459	14,490	14,522
Operations	10,589	11,643	11,785
Administrative	2,117	1,782	1,827

Total	27,165	27,915	28,134

The following table is a breakdown of our employees from 2008 to 2010 on a non-consolidated basis.

	2008	2009	2010
Employees
Technical	14,079	14,061	13,879
Operations	8,990	9,133	9,189
Administrative	1,482	1,474	1,406

Total	24,551	24,668	24,474

As of December 31, 2010, approximately 73% of our employees had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2010, which resulted in a reduction in our workforce of approximately 11,712 employees.

As of December 31, 2010, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. In addition, we will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Pursuant to our articles of incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee bonuses. Our practice in the past to determine the amount of the bonus has been based on the operating results. In the fourth quarter of 2010, we distributed an aggregate bonus to our employees of NT$1.8 billion, or 4.37% of our 2009 distributable earnings. Since the change in accounting regulations requiring bonuses in the form of stocks be recorded as an expense at their market value instead of their par value, we instead decided to distribute cash bonuses.

E. Share Ownership

As of March 31, 2011, our directors, supervisors and executive officers personally held an aggregate 677,196 shares of our common shares, representing around 0.01% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2011 by each of our directors, supervisors and executive officers.

Name	Number	%
Shyue-Ching Lu	*	*
Shaio-Tung Chang	*	*
Shu Yeh	*	*
Jen-Hon Lin	*	*
Chi-Mau Sheih	*	*
Yen-Sung Lee	*	*
Tzu-Han Huang	*	*
Min-Hsuan Lin	*	*
Mu-Piao Shih	*	*
Shyang-Yih Chen	*	*
Hsiu-Gu Huang	*	*
Tai-Feng Leng	*	*

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, whenever we issue new shares for cash, we must reserve up to 10% of the new shares for subscription by our employees.

Our consolidated subsidiary, Senao, is publicly traded on the Taiwan Stock Exchange and maintains a stock incentive plan that grants to its employees options to purchase common stock of Senao. As of December 31, 2009 and 2010, participants in Senao’s stock incentive plan had outstanding stock options to purchase 9.3 million and 5.1 million common shares of Senao, respectively.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 1, 2011, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

Name	As of April 1, 2008		As of April 1, 2009		As of April 1, 2010		As of April 1, 2011
	number	%	number	%	number	%	number	%
The Republic of China government(1)	3467,653,626	36.28	3,544,036,853	36.55	3,685,804,514	38.01	2,957,318,085	38.12
The Ministry of Transportation and Communications	3,407,782,982	35.65	3,422,148,723	35.29	3,422,148,720	35.29	2,737,718,976	35.29

(1)	Includes shares held through the Ministry of Transportation and Communications and other government-controlled entities

The Ministry of Transportation and Communications owned 4,096,765,224, or 35.29%, 3,764,363,593, or 35.29% and 3,422,148,720, or 35.29%, of our outstanding common shares as of December 31, 2008, 2009 and 2010 respectively.

As of April 18, 2011, 29 record holders held 60,718,694 ADSs (each representing 10 ordinary shares), which represents approximately 7.8% of our total outstanding ordinary shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Please refer to “Item 4. Information on the Company—A. History and Development of the Company” for a discussion of our alliances, acquisitions and investments. Please refer to notes 1, 13 and 29 to our consolidated financial statements included elsewhere in this annual report for descriptions of Chunghwa’s subsidiaries, investments accounted for using equity method, and related party transactions.

On April 1, 2007, Chunghwa entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in Senao’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2010, Senao received NT5.3 billion (US$180.2 million) from Chunghwa. Chunghwa also sells mobile handsets and data cards to Senao. For the year ended December 31, 2010, Chunghwa sold mobile handsets and data cards to Senao that amounted to NT1.4 billion (US$47.6 million).

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.5 billion (US$53.1 million) in 2010.

Chunghwa purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics for approximately NT$0.7 billion (US$23.5 million) in 2010.

On July 28, 2009, we provided a loan to our related party, ST-2 Satellite Ventures Pte., Ltd., in the amount of SG$23.9 million at an interest rate of 6.38% per annum. The outstanding balance of the loan and interest accrued was paid in full on April 1, 2010.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends per common share(1)		Total dividends(1)
	(NT$ in billions)
Year ended December 31, 2006	4.58	(2)	44.3	(2)
Year ended December 31, 2007	6.36	(3)	60.8	(3)
Year ended December 31, 2008	4.83	(4)	46.8	(4)
Year ended December 31, 2009	4.06		39.4
Year ended December 31, 2010	5.5243	(5)	42.8	(5)

(1)	Cash dividend unless otherwise indicated.
(2)	Includes stock dividends of NT$1.00 per common share (equivalent to 100 shares for every 1,000 shares held) representing total stock dividends of NT$9.7 billion.
(3)	Includes stock dividends of NT$2.10 per common share (equivalent to 210 shares for every 1,000 shares held) representing total stock dividends of NT$20.1 billion.
(4)	Includes stock dividends of NT$1 per common share (equivalent to 100 shares for every 1,000 shares held) representing total stock dividends of NT$9.7 billion.
(5)	Dividends for 2010 were approved in the board meeting in March 2011 and are expected to have the final approval at our annual general stockholders’ meeting scheduled for June 24, 2011.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 18, 2011 was NT$91.4 per share.

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

An additional capital reduction plan approved at the general shareholders’ meeting on June 18, 2010 was executed in 2011. The last trading date for our old shares was January 6, 2011. Trading of our shares was suspended in the Taiwan Stock Exchange from January 7 to January 24, 2011. Trading of our new shares commenced on January 25, 2011. The amount of the capital reduction was NT$19,393,616,360, corresponding to 1,939,361,636 common shares of total listed common shares—a reduction ratio of 20%. Every thousand shares were converted to 800 shares. For the fractional common shares resulting from the capital reduction, we paid the stockholder cash based on the closing price on January 6, 2011, which was NT$73.1, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the Taiwan Stock Exchange Corporation.

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
2006	53.57	44.38	7,648
2007	66.15	52.38	9,320
2008	77.75	57.89	23,035
2009	73.88	61.52	20,048
First Quarter	69.40	61.52	18,870
Second Quarter	69.40	61.98	30,676
Third Quarter	71.90	66.96	18,323
Fourth Quarter	73.88	70.41	12,619
2010	93.25	67.77	13,142
First Quarter	73.76	67.77	10,824

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
Second Quarter	73.03	69.14	12,341
Third Quarter	85.11	73.37	14,825
Fourth Quarter	93.25	84.74	14,251
October	87.54	84.74	10,795
November	93.25	87.42	13,781
December	91.19	87.54	17,856

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
2011 (through April 18)	91.80	86.70	11,978
First Quarter	91.60	86.70	12,209
January	89.48	88.70	8,927
February	88.30	86.70	15,900
March	91.60	87.40	12,816
Second Quarter (through April 18)	91.80	90.40	10,659
April (through April 18)	91.80	90.40	10.659

(1)	The historical prices and volumes of our common shares traded on the Taiwan Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 18, 2011 was US$31.33 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2006	19.77	15.49	992
2007	21.65	16.51	896
2008	26.62	17.50	1,428
2009	23.39	18.41	759
First Quarter	22.73	18.41	820
Second Quarter	21.85	18.83	1,046
Third Quarter	22.72	20.79	654
Fourth Quarter	23.39	21.89	524
2010	30.79	20.85	590
First Quarter	23.71	20.85	553
Second Quarter	23.38	21.80	788
Third Quarter	27.29	23.08	522
Fourth Quarter	30.79	27.31	500
October	28.48	27.31	431
November	30.50	28.58	533
December	30.79	28.97	534
2011	31.69	29.20	380
First Quarter	31.16	29.20	394
January	30.73	29.20	316
February	30.36	29.21	514
March	31.16	29.36	361
Second Quarter (through April 18)	31.69	31.00	313
April (through April 18)	31.69	31.00	313

(1)	The historical prices and volumes of our ADSs traded on the New York Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 18, 2011, a total of 60,718,694 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China. As of April 18, 2011, 607,186,940 shares were registered in the name of a nominee of JP Morgan Chase Bank, the depositary under the deposit agreement.

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

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our articles of incorporation, includes (i) Telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the Republic of China, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) design, engineering and operation of information software and hardware service businesses, (v) technique and performance arts training, (vi) apparatus and electric appliance installation and construction business, (vii) television program production, distribution and commercial business, (viii) broadcasting program distribution and commercial business, and (ix) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

General

Under our articles of incorporation as last amended on June 18, 2010, our authorized capital was NT$120,000,000,000, divided into 12,000,000,000 common shares, with par value of NT$10 per share. We have set aside 200,000,000 common shares for the conversion of any future issuances of preferred shares, warrants or convertible debt. Our paid-in capital is NT$77,574,465,450 divided into 7,757,446,545 common shares. We currently do not have any other equity in the form of preferred shares, convertible bonds or otherwise outstanding as of the date of this annual report.

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 35.29% of our outstanding common shares as of December 31, 2010. The remainder of our outstanding shares is held by public stockholders and other investors.

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

Meetings of Stockholders

We are required by the Republic of China Company Law and our articles of incorporation to hold a general meeting of our stockholders within six months following the end of each fiscal year, unless for specific legitimate reason or approved otherwise by the relevant authorities. Commencing from January 1, 2012, we must hold a general shareholders meeting within six months after the end of fiscal year and may not seek any extension for such meeting accordingly to newly amended Article 36 of Securities and Exchange Act. These meetings are generally held in Taipei, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the outstanding common shares for more than one year. Stockholders’ meetings may also be convened by a supervisor. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more our issued and outstanding shares are entitled to submit one written proposal each year for consideration at our annual general stockholders’ meeting in accordance with the Republic of China Company Law.

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

Dividends

Dividends declared by us out of our retained earnings and distributed to you are subject to Republic of China withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% Republic of China retained earnings tax paid by us on our undistributed after-tax earnings, if any, may provide a credit of up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% Republic of China withholding tax imposed on these distributions.

Share dividends paid by us out of our capital surplus which are derived from the issuance of shares at a premium are not subject to Republic of China withholding tax.

Capital Gains

Gains from the sale of property in the Republic of China are generally subject to Republic of China income tax. Under the current Republic of China law, capital gains on securities transactions (including sale of common stock) are exempt from income tax but subject to Income Basic Tax (alternatively known as the Alternative Minimum Tax) assessment at the rate of:

•	20% of the gains realized if you are a natural person residing in the Republic of China; or

•	10% of the gains realized if you are an entity that is not a natural person and have a fixed place of business or business agent in the Republic of China.

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

Tax Treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium and Denmark, Paraguay, Hungary, and France, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Retained Earnings Tax

Under the Republic of China Income Tax Laws, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, up to a maximum amount of 10% of the declared dividends may be credited against the 20% withholding tax imposed on the non-resident holders of its shares.

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

Taxation of Dividends

The gross amount of distributions (other than certain pro rata distributions of shares to all stockholders) you receive on your shares or ADSs, including net amounts withheld in respect of Republic of China withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date received by the depositary. You will not be entitled to claim a dividends-received deduction allowed to corporations under the Code with respect to distributions you receive from us.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2010, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Information Return under Section 6045B of the Internal Revenue Code

New reporting rules under section 6045B require an issuer—foreign or domestic—to file an information return with the IRS whenever the issuer engages in a corporate action that affects the tax basis of a “specified security.” Section 6045(g)(3)(B) defines a “specified security” as any stock in a corporation; any note, bond, debenture, or other evidence of indebtedness; any commodity, or contract or derivative with respect to a commodity (if the IRS chooses); and any other financial instrument (as specified by the IRS).

On January 25, 2011, Chunghwa Telecom executed a share exchange and cash payout transaction where shareholders received 800 new common shares and NT$2,000 for each 1,000 outstanding common shares. The proceeds received from the conversion of NT$2 per original common share into USD permitted a capital repayment in USD in the amount of US$0.65036 per original ADS, which was net of the fee in the amount of $0.03 per original ADS. Fractional shares (i.e., less than a one whole share) were purchased by Chunghwa Telecom based on the closing price on the last trading day before the record date (i.e., NT$73.1). As a result of this transaction, all ADSs were surrendered to JPMorgan Chase Bank, N.A., as Depositary, and exchanged for new ADSs on the basis of 0.80 new ADS for each ADS surrendered and cash in lieu of fractional ADSs.

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

Interest Rate Risk

We do not expect interest rate risk to have a material impact on our financial condition and results of operations. As of December 31, 2010, our subsidiaries had the following loans: (i) Light Era Development Co., Ltd., has short-term bills payable in the amount of NT$0.23 billion (US$7.9 million), which have interest rates from 0.74% to 0.79% and two long-term loans totaling NT$3.24 billion(US$111.1 million), which have interest rates from 0.80% to 1.01% and will be due from 2015 to 2017, (ii) Chief Telecom has short-term unsecured loans in the amount of NT$75 million (US$2.6 million), which have interest rates at 1.10% and are due in 2011, and long-term unsecured loans in the amount of NT$0.21 billion (US$7.2 million), which have interest rates ranging from 2.01% to 2.04% and are due in 2013. (iii) CHPT has short-term unsecured loans in the amount of NT$40 million (US$1.4 million) , which have interest rates ranging from 1.29% to 1.33% and are due in 2011, and long-term secured loans in the amount of NT$10 million (US$0.3 million), which have interest rates at 1.60% and are due in 2012.

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. Assuming an increase or decrease of 1% in the interest rates of our non-fixed interest rate loans, our interest payments in 2010 would have increased or decreased by NT$37 million (US$1.28 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We anticipate that our cash, cash equivalents and cashflow from operations will be sufficient to fund our working capital needs and capital expenditure plans for the foreseeable future. As of December 31, 2010, our cash and cash equivalents amounted to NT$90.9 billion (US$3.1 billion). The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital, and interest income accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) mutual funds denominated in foreign currencies.

We entered into currency swap and forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding currency swap and forward exchange contracts on December 31, 2010 were as follows:

FX instrument	Currencies involved	Maturity Period	Contract Amount
Currency swap contracts	US$/NT$	2011.01-2011.03	US$25 million/NT$767 million
Forward exchange contracts-Buy	NT$/US$	2011.01	NT$18 million/US$1 million

Net gain arising from all of our foreign currency trading, hedging and derivative financial instruments for the year ended December 31, 2009 was NT$63.4 million, including realized settlement losses of NT$62.9 million and valuation gain of NT$126.3 million.

Net gain arising from all of our foreign currency trading, hedging and derivative financial instruments for the year ended December 31, 2010 was NT$63.1 million (US$2.2 million), including realized settlement gain of NT$35.2 million (US$1.2 million) and valuation gain of NT$27.9 million (US$1.0 million).

Equity Price Risk

We are exposed to equity price risk as a result of our available-for-sale equity securities, including publicly-traded equities, NT dollar- and foreign currency-denominated mutual funds, and exchange-traded funds, or ETFs, and we manage our equity investment portfolio in accordance with our internal regulations.

The table below presents the carrying amount and unrealized gain or loss for our available-for-sale equity securities as of December 31, 2010.

	December 31, 2010
	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(In Millions)
Available-for-sale equity securities
Open-end mutual funds	$1,562	$14	$23
Domestic listed stocks	527	236	19

	2,089	250	42

The total value of our equity portfolio amounted to NT$2.1 billion (US$71.7 million) as of December 31, 2010, which was approximately 88% less than the total value of our equity portfolio as of December 31, 2009. This decline was mainly due to the net selling-down of our portfolio, partially offset by the increase in equity prices over 2010. Compared to a net unrealized loss of NT$456.7 million on our equity portfolio at the end of 2009, we recognized a net unrealized gain of NT$208.2 million (US$7.1 million) on our equity portfolio as of December 31, 2010. This was mainly due to net selling-down of our portfolio, which turned unrealized gains or losses into realized gains or losses, and the increase in equity prices during 2010. For the year ended December 31, 2010, pursuant to R.O.C. and U.S. accounting regulations, no impairment charge was recognized .The value of our equity holdings fluctuates depending on the market conditions. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

Other Market Risk

We have made investments in convertible bonds and corporate bonds issued by domestic public companies with strong industry leadership and solid profits. Industries we invested include financial holdings, semiconductors and electronics. As of December 31, 2010, total value of our investments in convertible bonds and corporate bonds amounted to NT$145 million (US$5.0 million), of which, NT$43 million (US$1.5 million) convertible bonds were classified as financial assets at fair value through profit or loss and NT$102 million (US$3.5 million) corporate bonds were classified as available-for-sale financial assets on recognition. The fair values of these convertible bonds and corporate bonds are either based on quoted market prices or valued using market-based observable inputs including duration, yield rate and credit rating, which are subject to fluctuation based on many factors such as prevailing market conditions. However, we do not expect the gains and losses in the values of these investments to have a material impact on our financial condition and results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Depositary Fees

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$5.00 per 100 ADS issued
Cancellation of ADSs	Up to US$5.00 per 100 ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$2.00 per 100 ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$5.00 per 100 ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$5.00 per 100 ADS held

Depositary Charges

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

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

Payments by Depositary

In 2010, we received the following payments from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program:

Item	US$
(in thousands)
Reimbursement of investor relations efforts	380
Reimbursement of legal fees	233
Reimbursement of NYSE listing fees	143
Reimbursement of proxy process expenses	36
Reimbursement of SEC filing fees	3
Reimbursement of Sarbanes-Oxley and accounting related expenses in connection with ongoing SEC compliance and listing requirements	1,773
Reimbursement of other ADR program-related expenses	191

Total	2,761

*	Total may not equal to sum of all items due to rounding

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 17, 2011 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the Company’s early adoption of the new Statement of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009, ii) the reconciliation to accounting principles generally accepted in the United States of America (“US GAAP”) and iii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 17, 2011

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Chung-Fern Wu is our audit committee financial expert and independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, supervisors, employees and officers, including our chief executive officer and chief financial officer. We have posted a copy of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our investor relations website at http://www.cht.com.tw/CHTFinalE/Web/AboutUS.php?CatID=911 and http://www.cht.com.tw/CHTFinalE/Web/AboutUS.php?CatID=915, respectively.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	For the year ended December 31,
	2008		2009				2010
	(in millions)
Audit fees(1)	NT$	83.1	NT$	100.0	NT$	95.3	US$	3.3
Audit-related fees(2)		—		—		—		—
Tax fees(3)		—		—		—		—
All other fees(4)		—		—		4.1		0.1

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above. The amount for the year ended December 31, 2010 mainly consisted of professional services rendered by the Deloitte & Touche for IFRS adoption.

All audit and non-audit services provided by Deloitte & Touche were pre-approved by our audit committee according to the revised Rule 2-01(c) (7) of Regulation S-X, entitled “Audit Committee Administration of the Engagement”, that served to strengthen requirements regarding auditor independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

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

Director Independence. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. The R.O.C. Securities Exchange Act requires the independent directors of a public company to comprise of no less than one-fifth of the board of directors. We currently have three independent directors on our thirteen-member board of directors. Our standards for determining director independence, which comply with requirements under the R.O.C. Company Act and R.O.C. Securities Exchange Act for director independence, may differ from the standards imposed by the NYSE.

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

Compensation Committee. Under the NYSE listing standards, companies are required to have a compensation committee, composed entirely of independent directors. The newly amended Article 14-6 of R.O.C. Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e. Financial Supervisory Commission) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. We will make necessary changes in compliance with this regulation after it is promulgated.

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

The following is a list of the consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on November 29, 2000 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2*	Articles of incorporation of Chunghwa Telecom Co., Ltd. as last amended on June 18, 2010. (English translation).

2.1	Form of Amended and Restated Deposit Agreement dated as of November 2007 among Chunghwa Telecom Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-147321) filed with the Commission on November 13, 2007).

8.1*	List of Subsidiaries.

11.1	Code of Ethics (English translation), as amended (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-31731) filed with the Commission on May 26, 2006).

11.2*	Ethical Corporate Management Best Practice Principles as approved by the board of directors on December 28, 2010 (English translation).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/S/ SHYUE-CHING LU
Name:	Shyue-Ching Lu
Title:	Chairman and Chief Executive Officer

Date: April 20, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2008, 2009 and 2010, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for the years ended December 31, 2008, 2009 and 2010, in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 4 to the consolidated financial statements, the Company early adopted the new Statement of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

March 17, 2011

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
		2009	2010
ASSETS	Notes	NT$	NT$	US$ (Note 3)

CURRENT ASSETS
Cash and cash equivalents	2, 5	$73,259	$90,875	$3,119
Financial assets at fair value through profit or loss	2, 6	41	77	3
Available-for-sale financial assets	2,7	17,537	2,191	75
Held-to-maturity financial assets	2,8	1,100	1,964	67
Trade notes and accounts receivable, net	2,9	11,973	14,503	498
Receivables from related parties	29	94	64	2
Other monetary assets	10	1,840	2,139	73
Inventories	2, 4, 11, 22	4,049	4,561	157
Deferred income tax assets	2, 26	101	91	3
Restricted assets	22, 30, 31	178	205	7
Other current assets	11, 12, 22	4,320	4,121	141

Total current assets		114,492	120,791	4,145

LONG-TERM INVESTMENTS
Investments accounted for using equity method	2, 13	1,622	1,725	59
Financial assets carried at cost	2, 14	2,537	2,734	94
Held-to-maturity financial assets	2, 8	3,930	8,408	289
Other monetary assets	15, 31	1,000	1,000	34

Total long-term investments		9,089	13,867	476

PROPERTY, PLANT AND EQUIPMENT, NET	2, 11, 16, 29, 30	313,022	305,730	10,492

INTANGIBLE ASSETS	2
3G concession		6,737	5,989	206
Goodwill		282	283	10
Others		598	584	19

Total intangible assets		7,617	6,856	235

OTHER ASSETS
Refundable deposits		1,551	1,462	50
Deferred income tax assets	2, 26	483	472	16
Others	2, 28, 29, 30	2,743	5,133	177

Total other assets		4,777	7,067	243

TOTAL		$448,997	$454,311	$15,591

		December 31
		2009	2010
LIABILITIES AND STOCKHOLDERS’ EQUITY	Notes	NT$	NT$	US$ (Note 3)

CURRENT LIABILITIES
Short-term loans	17	$763	$115	$4
Short-term bills payable	18	—	230	8
Financial liabilities at fair value through profit or loss	2, 6	1	—	—
Trade notes and accounts payable	22	10,155	11,555	397
Payables to related parties	29	336	140	5
Income tax payable	2, 26	4,312	4,568	157
Accrued expenses	19	17,449	18,404	631
Due to stockholders for capital reduction	23	9,697	19,394	666
Current portion of long-term loans	21	117	309	11
Other current liabilities	11, 20, 22, 29	16,870	17,626	604

Total current liabilities		59,700	72,341	2,483

NONCURRENT LIABILITIES
Long-term loans	21	221	3,148	108
Deferred income	2	2,484	2,589	89

Total noncurrent liabilities		2,705	5,737	197

RESERVE FOR LAND VALUE INCREMENTAL TAX	16	95	95	3

OTHER LIABILITIES
Accrued pension liabilities	2, 28	1,217	1,291	44
Customers’ deposits		5,998	5,781	198
Others		318	463	17

Total other liabilities		7,533	7,535	259

Total liabilities		70,033	85,708	2,942

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT	2, 7, 16, 23
Common stock - NT$10 par value
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares in 2010 and 9,696,808 thousand shares in 2009		96,968	77,574	2,662

Additional paid-in capital		169,510	169,515	5,817

Retained earnings		103,413	111,653	3,832

Other adjustments
Cumulative translation adjustments		8	(102)	(4)
Unrecognized net loss of pension		(44)	(40)	(1)
Unrealized gain (loss) on financial instruments		(447)	176	6
Unrealized revaluation increment		5,803	5,803	199

Total other adjustments		5,320	5,837	200

Total equity attributable to stockholders of the parent		375,211	364,579	12,511

MINORITY INTERESTS IN SUBSIDIARIES		3,753	4,024	138

Total stockholders’ equity		378,964	368,603	12,649

TOTAL		$448,997	$454,311	$15,591

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 17, 2011)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
		2008	2009	2010
	Notes	NT$	NT$	NT$	US$ (Note 3)

NET REVENUES	29	$201,670	$198,361	$202,430	$6,947

OPERATING COSTS	29	113,546	112,736	115,332	3,958

GROSS PROFIT		88,124	85,625	87,098	2,989

OPERATING EXPENSES	29
Marketing		22,732	22,293	22,469	772
General and administrative		3,680	3,765	4,012	138
Research and development		3,144	3,173	3,250	111

Total operating expenses		29,556	29,231	29,731	1,021

INCOME FROM OPERATIONS		58,568	56,394	57,367	1,968

NON-OPERATING INCOME AND GAINS	29
Interest income		1,916	479	475	16
Equity in earnings of equity method investees, net		64	—	151	5
Valuation gain on financial instruments, net		551	99	—	—
Foreign exchange gain, net		336	89	—	—
Others		509	755	406	14

Total non-operating income and gains		3,376	1,422	1,032	35

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of property, plant and equipment, net		278	7	216	7
Loss on disposal of financial instruments, net		672	142	157	5
Impairment loss on assets		1,168	110	125	4
Interest expense		4	15	107	4
Loss arising from natural calamities		—	149	19	1
Foreign exchange loss, net		—	—	17	—
Valuation loss on financial instruments, net		—	—	11	—
Equity in losses of equity method investees, net		—	23	—	—
Others		138	132	60	3

Total non-operating expenses and losses		2,260	578	712	24

INCOME BEFORE INCOME TAX		59,684	57,238	57,687	1,979

INCOME TAX EXPENSE	2, 26	13,892	12,743	9,129	313

CONSOLIDATED NET INCOME		$45,792	$44,495	$48,558	$1,666

ATTRIBUTABLE TO:
Stockholders of the parent		$45,011	$43,757	$47,609	$1,633
Minority interests		781	738	949	33

		$45,792	$44,495	$48,558	$1,666

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share that are in New Taiwan or U.S. Dollars)

		Year Ended December 31
		2008	2009	2010
	Notes	NT$	NT$	NT$	US$ (Note 3)

BASIC EARNINGS PER SHARE	27
Before income tax		$6.03	$5.79	$5.82	$0.20

After income tax		$4.64	$4.51	$4.91	$0.17

DILUTED EARNINGS PER SHARE	27
Before income tax		$6.02	$5.77	$5.80	$0.20

After income tax		$4.63	$4.50	$4.89	$0.17

BASIC EARNINGS PER EQUIVALENT ADS
Before income tax		$60.30	$57.96	$58.20	$2.00

After income tax		$46.42	$45.16	$49.10	$1.68

DILUTED EARNINGS PER EQUIVALENT ADS
Before income tax		$60.16	$57.77	$58.02	$1.99

After income tax		$46.31	$45.01	$48.95	$1.68

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	27	9,696,808	9,696,808	9,696,808

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	27	9,717,489	9,725,614	9,725,461

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 17, 2011)	Concluded

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
	Capital Stock (NT$10 Per Value)
	Common Stock		Preferred Stock			Retained Earnings
	Shares (Thousands)	Amount	Shares (Thousands)	Amount	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
		NT$		NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2008	9,667,845	$96,678	—	$—	$200,605	$48,036	$2,679	$48,318

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—
Appropriation of 2007 earnings
Legal reserve	—	—	—	—	—	4,823	—	(4,823)
Reversal of special reserve	—	—	—	—	—	—	(3)	3
Cash dividend - NT$4.26 per share	—	—	—	—	—	—	—	(40,716)
Stock dividend - NT$0.1 per share	95,578	956	—	—	—	—	—	(956)
Employees’ bonus - cash	—	—	—	—	—	—	—	(1,304)
Employees’ bonus - stock	43,453	435	—	—	—	—	—	(435)
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(43)
Capital surplus transferred to common stock	1,911,555	19,116	—	—	(19,116)	—	—	—
Capital reduction	(1,911,555)	(19,116)	—	—	—	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—
Consolidated net income in 2008	—	—	—	—	—	—	—	45,011
Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—
Equity adjustments in investees	—	—	—	—	—	—	—	(55)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—
Special reserve for gain arising from disposal of land	—	—	—	—	—	—	—	—
Cancellation of treasury stock - 110,068 thousand common shares	(110,068)	(1,101)	—	—	(2,283)	—	—	(3,723)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
			Unrealized Gain (Loss) on Financial Instruments
				Unrealized Revaluation Increment			Total Stockholders’ Equity
	Cumulative Translation Adjustments	Unrecognized Net Loss of Pension			Treasury Stock	Minority Interests
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2008	$(2)	$—	$37	$5,823	$(7,107)	$2,775	$397,842

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	(10)	—	—	(10)
Appropriation of 2007 earnings
Legal reserve	—	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	—
Cash dividend - NT$4.26 per share	—	—	—	—	—	—	(40,716)
Stock dividend - NT$0.1 per share	—	—	—	—	—	—	—
Employees’ bonus - cash	—	—	—	—	—	—	(1,304)
Employees’ bonus - stock	—	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	(43)
Capital surplus transferred to common stock	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	(19,116)
Decrease in minority interests	—	—	—	—	—	(419)	(419)
Consolidated net income in 2008	—	—	—	—	—	781	45,792
Unrealized loss on financial instruments held by investees	—	—	(7)	—	—	—	(7)
Equity adjustments in investees	—	—	—	—	—	—	(55)
Cumulative translation adjustment for foreign-currency investments held by investees	31	—	—	—	—	—	31
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—
Special reserve for gain arising from disposal of land	—	—	—	—	—	—	—
Cancellation of treasury stock - 110,068 thousand common shares	—	—	—	—	7,107	—	—
Unrealized loss on financial instruments	—	—	(2,302)	—	—	1	(2,301)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
	Capital Stock (NT$10 Per Value)
	Common Stock		Preferred Stock			Retained Earnings
	Shares (Thousands)	Amount	Shares (Thousands)	Amount	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
		NT$		NT$	NT$	NT$	NT$	NT$

BALANCE, DECEMBER 31, 2008	9,696,808	96,968	—	—	179,206	52,859	2,676	41,277

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—
Appropriation of 2008 earnings
Legal reserve	—	—	—	—	—	4,128	—	(4,128)
Cash dividend - NT$3.83 per share	—	—	—	—	—	—	—	(37,139)
Cancellation of preferred stock (Note 23)	—	—	—	—	—	—	—	—
Capital surplus transferred to common stock	969,680	9,697	—	—	(9,697)	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—
Capital reduction (Note 23)	(969,680)	(9,697)	—	—	—	—	—	—
Consolidated net income in 2009	—	—	—	—	—	—	—	43,757
Equity adjustments in investees	—	—	—	—	1	—	—	(17)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
			Unrealized Gain (Loss) on Financial Instruments
				Unrealized Revaluation Increment			Total Stockholders’ Equity
	Cumulative Translation Adjustments	Unrecognized Net Loss of Pension			Treasury Stock	Minority Interests
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2008	29	—	(2,272)	5,813	—	3,138	379,694

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	(10)	—	—	(10)
Appropriation of 2008 earnings
Legal reserve	—	—	—	—	—	—	—
Cash dividend - NT$3.83 per share	—	—	—	—	—	—	(37,139)
Cancellation of preferred stock (Note 23)	—	—	—	—	—	—	—
Capital surplus transferred to common stock	—	—	—	—	—	—	—
Decrease in minority interests	—	—	—	—	—	(129)	(129)
Capital reduction (Note 23)	—	—	—	—	—	—	(9,697)
Consolidated net income in 2009	—	—	—	—	—	738	44,495
Equity adjustments in investees	—	—	—	—	—	—	(16)
Cumulative translation adjustment for foreign-currency investments held by investees	(21)	—	—	—	—	(1)	(22)
Defined benefit pension plan adjustments of investees	—	(44)	—	—	—	(1)	(45)
Unrealized loss on financial instruments	—	—	1,825	—	—	8	1,833

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
	Capital Stock (NT$10 Per Value)
	Common Stock		Preferred Stock			Retained Earnings
	Shares (Thousands)	Amount	Shares (Thousands)	Amount	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
		NT$		NT$	NT$	NT$	NT$	NT$

BALANCE, DECEMBER 31, 2009	9,696,808	96,968	—	—	169,510	56,987	2,676	43,750

Appropriation of 2009 earnings
Legal reserve	—	—	—	—	—	4,374	—	(4,374)
Cash dividend - NT$4.06 per share	—	—	—	—	—	—	—	(39,369)
Decrease in minority interests	—	—	—	—	—	—	—	—
Capital reduction (Note 23)	(1,939,361)	(19,394)	—	—	—	—	—	—
Consolidated net income in 2010	—	—	—	—	—	—	—	47,609
Equity adjustments in investees	—	—	—	—	5	—	—	—
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2010	7,757,447	$77,574	—	$—	$169,515	$61,361	$2,676	$47,616

BALANCE, DECEMBER 31, 2010 (IN MILLIONS OF US$ - Note 3)		$2,662		$—	$5,817	$2,106	$92	$1,634

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan or U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
			Unrealized Gain (Loss) on Financial Instruments
				Unrealized Revaluation Increment			Total Stockholders’ Equity
	Cumulative Translation Adjustments	Unrecognized Net Loss of Pension			Treasury Stock	Minority Interests
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, DECEMBER 31, 2009	8	(44)	(447)	5,803	—	3,753	378,964

Appropriation of 2009 earnings
Legal reserve	—	—	—	—	—	—	—
Cash dividend - NT$4.06 per share	—	—	—	—	—	—	(39,369)
Decrease in minority interests	—	—	—	—	—	(696)	(696)
Capital reduction (Note 23)	—	—	—	—	—	—	(19,394)
Consolidated net income in 2010	—	—	—	—	—	949	48,558
Equity adjustments in investees	—	—	—	—	—	—	5
Cumulative translation adjustment for foreign-currency investments held by investees	(110)	—	—	—	—	(9)	(119)
Defined benefit pension plan adjustments of investees	—	4	—	—	—	1	5
Unrealized gain on financial instruments	—	—	623	—	—	26	649

BALANCE, DECEMBER 31, 2010	$(102)	$(40)	$176	$5,803	$—	$4,024	$368,603

BALANCE, DECEMBER 31, 2010 (IN MILLIONS OF US$ - Note 3)	$(4)	$(1)	$6	$199	$—	$138	$12,649

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 17, 2011)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$45,792	$44,495	$48,558	$1,666
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	505	462	230	8
Depreciation and amortization	38,216	36,320	34,064	1,169
Amortization of premium of financial assets	3	16	38	1
Loss on disposal of financial instruments, net	672	142	157	5
Valuation loss on inventory	59	56	17	1
Valuation loss (gain) on financial instruments, net	(551)	(99)	11	—
Loss on disposal of property, plant and equipment, net	278	7	216	7
Equity in losses (earnings) of equity method investees, net	(64)	23	(151)	(5)
Dividends received from equity investees	217	89	36	1
Loss arising from natural calamities	—	149	19	1
Impairment loss on assets	1,168	110	125	4
Loss on disposal of leased assets, net	1	—	—	—
Deferred income taxes	(156)	1,099	27	1
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(207)	221	32	1
Trade notes and accounts receivable	127	(1,492)	(2,749)	(94)
Receivables from related parties	(389)	(70)	(36)	(1)
Other monetary assets	4,841	350	(288)	(10)
Inventories	(270)	(144)	(492)	(17)
Other current assets	(1,181)	510	(858)	(30)
Increase (decrease) in:
Financial liabilities held for trading	—	—	—	—
Trade notes and accounts payable	190	(1,565)	2,237	77
Payables to related parties	656	(206)	(260)	(9)
Income tax payable	(1,571)	(1,377)	257	9
Accrued expenses	907	950	954	33
Other current liabilities	809	777	2,447	84
Deferred income	567	422	105	4
Accrued pension liabilities	1,244	(3,960)	73	3

Net cash provided by operating activities	91,863	77,285	84,769	2,909

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	—	(45)	(34)	(1)
Proceeds from disposal of financial assets at fair value through profit or loss	—	63	21	1
Acquisition of available-for-sale financial assets	(8,759)	(9,263)	(3,342)	(115)
Proceeds from disposal of available-for-sale financial assets	8,425	8,097	19,195	659
Acquisition of held-to-maturity financial assets	(3,327)	(2,100)	(6,917)	(237)
Proceeds from disposal of held-to-maturity financial assets	660	869	1,538	53
Acquisition of financial assets carried at cost	(486)	(142)	(384)	(13)
Proceeds from disposal of financial assets carried at cost	355	302	59	2
Acquisition of investments accounted for using equity method	(555)	(560)	(35)	(1)
Proceeds from disposal of long-term investment	44	—	—	—
Decrease in other monetary assets	(30)	—	—	—
Proceeds from sale of other monetary assets	29	—	—	—
Acquisition of property, plant and equipment	(30,119)	(25,478)	(24,617)	(845)
Proceeds from disposal of property, plant and equipment	14	65	82	3
Increase in intangible assets	(208)	(274)	(278)	(10)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)

Decrease (increase) in restricted assets	(3)	(91)	31	1
Increase in other assets	(566)	(914)	(2,682)	(93)

Net cash used in investing activities	(34,526)	(29,471)	(17,363)	(596)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	222	485	(648)	(22)
Increase in short-term note payable	—	—	230	8
Increase in long-term loans	—	400	3,238	111
Repayment of long-term loans	(37)	(124)	(119)	(4)
Decrease in customers’ deposits	(127)	(118)	(81)	(3)
Increase (decrease) in other liabilities	(294)	(198)	61	3
Cash dividends paid	(41,202)	(37,139)	(39,369)	(1,351)
Proceeds from exercise of employee stock option granted by subsidiary	64	58	97	3
Decrease in minority interest	—	(697)	(675)	(23)
Capital reduction	(9,558)	(19,116)	(9,697)	(333)
Remuneration to board of directors and supervisors and bonus to employees	(1,394)	—	—	—

Net cash used in financing activities	(52,326)	(56,449)	(46,963)	(1,611)

EFFECT OF EXCHANGE RATE CHANGES	31	(7)	(63)	(2)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	13	613	(2,764)	(95)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,055	(8,029)	17,616	605

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	76,233	81,288	73,259	2,514

CASH AND CASH EQUIVALENTS, END OF YEAR	$81,288	$73,259	$90,875	$3,119

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$4	$14	$98	$3

Income tax paid	$15,620	$13,024	$8,841	$303

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$8	$117	$309	$11

Reclassification from common capital stock to due to stockholders for capital reduction	$19,116	$9,697	$19,394	$666

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$31,162	$25,151	$23,250	$798
Payables to suppliers	(1,071)	359	1,356	47
Prepayments for equipment	28	(32)	11	—

	$30,119	$25,478	$24,617	$845

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (“LED”) was made on March 1, 2010. The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values on the basis of the final data obtained on April 12, 2010:

Cash and cash equivalents	$30
Other monetary assets	13
Deferred income tax assets	6
Property, plant, and equipment	2,782
Customers’ deposits	(35)
Accrued expenses	(1)
Other current liabilities	(2)

Total	2,793
Percentage of ownership	100%

2,793
Goodwill	1

Acquisition costs of acquired subsidiary	$2,794

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

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

The acquisition of additional interest of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed:

Cash and cash equivalents	$914
Financial assets at fair value through profit or loss	51
Available-for-sale financial assets	568
Trade notes and accounts receivable	76
Inventories	60
Other current assets	19
Investments accounted for using equity method	57
Financial assets carried at cost	156
Property, plant, and equipment	90
Identifiable intangible assets	34
Other assets	22
Trade notes and accounts payable	(34)
Accrued expenses	(16)
Income tax payable	(1)
Short-term loans	(20)
Long-term loans	(24)
Other liabilities	(1)

Subtotal	1,951
Minority interests	(100)

Total	1,851
Percentage of additional ownership	40%

741
Goodwill	18

Acquisition costs of acquired subsidiary paid in cash	$759

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 17, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

Senao International (Samoa) Holding Ltd. (“SIS”) was established by SENAO in 2009. SIS engages mainly in international investment activities.

Senao International HK Limited (“SIHK”) was established by SIS in 2009. SIHK engages mainly in international investment activities.

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

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) completed the liquidation procedures and obtained the required approval from local government on September 24, 2010.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet IDC services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment activities.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of CHSI resolved to dissolve GNSS (Shanghai). On July 23, 2009, the board of directors of GNSS (Shanghai) revoked the original resolution of dissolution. GNSS (Shanghai) is still operating as of December 31, 2010.

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

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002. YYRP engages mainly in real estate management and leasing business. LED acquired 100% ownership interest of YYRP on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining half of seats of the board of directors of IFE on January 20, 2009.

InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. IESA will engage mainly in international investment activities and have not yet begun operation as of December 31, 2010.

InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. IEHK will engage mainly in international investment activities and have not yet begun operation as of December 31, 2010.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in the telecommunication business, and telecommunication valued-added services. Chunghwa acquired additional 40% shares of CHI on September 9, 2009 for $759 million. Chunghwa increased its ownership interest in CHI from 49% to 89% and became the parent company of CHI. As a result of additional acquisition of CHI, the accounts of CHI and its subsidiaries are included in the consolidated financial statements starting from September 9, 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing of semiconductor testers and printed circuit boards.

Chunghwa Precision Test Tech. USA Corporation (CHPT(US)) was established by CHPT in 2010. CHPT(US) engages mainly in production and marketing in semiconductor testers and printed circuit boards.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004. CIHC engages mainly in investment activities.

CHI One Investment Co., Ltd. (COI) was established by CHI in 2009. COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership rights in an amount of US$1 in each holding company as of December 31, 2010.

Chunghwa Hsingta Company Ltd. (CHC) was established by Prime Asia in 2010. CHC will engage mainly in investment activities, but no capital has been injected as of December 31, 2010.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2010:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

As of December 31, 2009 and 2010, the Company had 27,915 and 28,134 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax, etc. These estimates and assumptions are inherently uncertain and actual results may differ significantly. The significant accounting policies are summarized as follows:

Principle of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of Chunghwa, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the year ended December 31, 2009 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, COI, New Prospect, Prime Asia, and CHC. The consolidated financial statements for the year ended December 31, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, IESA, IEHK, CHI, CHPT, CHPT(US), CIHC, COI, New Prospect, Prime Asia and CHC.

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

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

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

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: forward exchange contracts and currency swap contracts are estimated by valuation techniques; bonds are based on prices quoted by GreTai Securities Market (GTSM).

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

Fair values are determined as follows: Listed stocks and real estate investment trust fund - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisitions are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculating cost per share. The difference between the initial carrying amount of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit and loss.

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

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

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

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before the construction has been classified as land held for development, and then reclassified as land held under development after LED begins its construction project. Prepayment for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

When using percentage-of-completion method, profits are recorded based on LED’s estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded in the period in which it becomes evident.

The percentage of completion is measured based on the completion of the contract milestones predetermined by the architects and engineers. Construction in progress is stated at cost plus (less) amounts associated with estimated profit (loss) recognized on the basis of the percentage-of-completion method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

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

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 5 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 2 to 30 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G concession, computer software, patents and goodwill.

The 3G concession is valid through December 31, 2018. The 3G concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains ( losses) and curtailment or settlement gains ( losses).

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

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

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

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using the fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

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

Income taxes (10%) on undistributed earnings are recorded in the year of stockholders approval which are the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates. When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

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

The gains or losses from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

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

Per share data has been restated for all periods presented to reflect capital reductions in 2008 and 2009 and the declaration of the stock dividends.

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s earnings per share data. Those per-share earnings of the subsidiary shall then be included in the consolidated earnings per share computations based on the consolidated Company’s holding of the subsidiary’s securities.

3.	US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, US dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board as of December 30, 2010, which was NT$29.14 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

The Company adopted the newly-revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified as operating cost.

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”. This new statement allows users of financial statements to see performance of segments from the viewpoint of the chief operating decision maker.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Cash
Cash on hand	$142	$125
Bank deposits	8,199	7,047
Negotiable certificate of deposit, annual yield rate - ranging from 0.25%-0.37% and 0.52%-0.91% for 2009 and 2010, respectively	63,350	54,265

	71,691	61,437

(Continued)

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.19%-0.24% and 0.41%-0.48% for 2009 and 2010, respectively	$1,568	$26,550
Treasury bills, annual yield rate - ranging from 0.42%-0.43%	—	2,888

	1,568	29,438

	$73,259	$90,875

(Concluded)

6.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Derivatives - financial assets
Currency swap contracts	$7	$34
Forward exchange contracts	—	—

	7	34
Designated financial assets at fair value through profit or loss
Convertible bonds	34	43

	$41	$77

Derivatives - financial liabilities
Forward exchange contracts	$1	$—

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

The Company entered into currency swap contracts and forward exchange contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of December 31, 2009 and 2010:

	Currency	Maturity Period	Contract Amount (In Millions)

December 31, 2009

Currency swap contracts	US$/NT$	2010.01-2010.04	US$45/NT$1,448
Forward exchange contracts - buy	NT$/US$	2010.01	NT$87/US$3

December 31, 2010

Currency swap contracts	US$/NT$	2011.01-2011.03	US$25/NT$767
Forward exchange contracts - buy	NT$/US$	2011.01	NT$18/US$1

The convertible bonds held by CHI are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gains arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2009 and 2010 were NT$72 million (including realized settlement loss of NT$26 million and valuation gain of NT$98 million), and NT$65 million (including realized settlement gain of NT$37 million and valuation gain of NT$28 million), respectively.

7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Open-end mutual funds	$16,832	$1,562
Domestic listed stocks	500	527
Corporate bonds	103	102
Real estate investment trust fund	102	—

	$17,537	$2,191

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Year Ended December 31
	2009	2010
	NT$	NT$
	(In Millions)

Balance, beginning of year	$(2,265)	$(447)
Impact on acquisition of subsidiaries	2	—
Recognized in stockholders’ equity	1,685	204
Transferred to profit or loss	131	419

Balance, end of year	$(447)	$176

As a result of global economic and financial crisis, Chunghwa determined that the impairment losses of available-for-sale financial assets were other-than-temporary in nature, and recorded impairment losses of NT$85 million for the year ended December 31, 2009.

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Corporate bonds, nominal interest rate ranging from 0.76%-4.75% and 1.20%-4.75% for 2009 and 2010, respectively; effective interest rate ranging from 0.45%-2.95% and 1.00%-2.95%, respectively	$4,532	$9,868
Bank debentures, nominal interest rate ranging from 1.87%-2.11% and 1.60%-2.11% for 2009 and 2010, respectively; effective interest rate ranging from 1.14%-2.90% and 1.25%-2.45%, respectively	498	504

	5,030	10,372
Less: Current portion	1,100	1,964

	$3,930	$8,408

9.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$3,430	$3,051	$2,799
Provision for doubtful accounts	501	455	215
Impact on acquisition of subsidiaries	1	—	—
Accounts receivable written off	(881)	(707)	(463)

Balance, end of year	$3,051	$2,799	$2,551

10.	OTHER MONETARY ASSETS - CURRENT

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Accrued custodial receipts from other carriers	$433	$387
Other receivables	1,407	1,752

	$1,840	$2,139

11.	INVENTORIES

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Merchandise	$2,034	$2,147
Work in process	647	765

	2,681	2,912
Construction in progress	—	376
Land held under development	706	1,237
Land held for development	563	36
Prepayment for construction	99	—

	$4,049	$4,561

The operating costs related to inventories were NT$24,283 million (including the valuation loss on inventories of NT$59 million), NT$23,116 million (including valuation loss on inventories of NT$56 million) and NT$27,046 million (including the valuation loss on inventories of NT$17 million) for the years ended December 31, 2008, 2009 and 2010, respectively.

a.	Land held under development and construction in progress of LED as of December 31, 2009 and 2010 were as follows (in millions):

							Deferred Marketing Expenses	Advance from Land and Building
				Construction in Progress			(Classified as	(Classified as
	Estimated Contract Price	Estimated Construction Cost	Land Held Under Development	Construction Cost	Recognized Cumulative Gain	Total	Other Current Assets)	Other Current Liabilities)	Percentage of Completion	Expected Year of Completion

12.31.2009

Completed-contract method

Wan-Xi Project	—	—	$706	$—	$—	$—	$81	$260	—	2011

12.31.2010

Completed-contract method

Wan-Xi Project	—	—	$706	$—	$—	$—	$82	$334	—	2011
Li-Shui (A) Project	—	—	55	—	—	—	—	—	—	2012
Li-Shui (B) Project	—	—	32	—	—	—	—	—	—	2011
LightEra-Covent Project	—	—	379	3	—	3	—	18	—	2011

Percentage of completion method

Guang-Diang Project	983	425	65	174	199	373	38	155	43%	2012

			$1,237	$177	$199	$376	$120	$507

With respect to Wan-Xi project, LED is responsible for selling the land, and Ruentex Development Co., Ltd. is responsible for the construction and sale of the buildings. Advanced from customers for land and buildings of NT$16 million was recognized as revenue from liquidated damage due to customers’ breaches of contract, and the corresponding deferred marketing expenses of NT$12 million were recognized as expenses in 2009. There was no breach of contract in 2010.

With respect to Li-Shui (A) and (B) projects, LED is responsible for selling the land and Kindon Construction Corp. is responsible for building construction and selling the buildings.

With respect to LightEra- Covent Project, LED is responsible for selling the land and planning the design, and Covent Garden Development Co. is responsible for building construction and selling the buildings.

b.	Land held for development of LED as of December 31, 2009 and 2010 were as follows:

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City	$32	$32
Yucheng Sec., Nangang Dist., Taipei City	—	4
Yanping Sec., Changhua City, Changhua County	379	—
Zhongshan Sec., Banqiao Dist., New Taipei City	65	—
Subsection 2, Jinhua Sec., Da’an Dist., Taipei City	55	—
Subsection 1, Jinhua Sec., Da’an Dist., Taipei City	32	—

	$563	$36

The advances from lands and buildings of Zhongshan Sec., Banqiao Dist., New Taipei City were NT$68 million and its deferred marketing expenses were NT$12 million as of December 31, 2009. The land held for development of Zhongshan Sec., Banqiao Dist., New Taipei City was reclassified as land held under development of Guang-Diang project in 2010.

The lands held for development of Yanping Sec., Changhua City, Changhua County, Subsection 2, Jinhua Sec., Da’an Dist., Taipei City and Subsection 1, Jinhua Sec., Da’an Dist., Taipei City were reclassified as lands held under development of Covent Garden, Li-Shui (A) and Li-Shui (B) projects in 2010, respectively.

c.	Prepayment for construction of LED as of December 31, 2009 were as follows (in millions):

Location	Floor Area Capacity Cost	Design Cost	Other Cost	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Zhongshan Sec., Banqiao Dist., New Taipei City	$37	$4	$2	$43
Yanping Sec., Changhua City, Changhua County	—	3	—	3
Dunhua S. Rd. Project, Taipei City	52	—	1	53

	$89	$7	$3	$99

Prepayments for construction of Zhongshan Sec., Banqiao Dist., New Taipei City and Yanping Sec., Changhua City, Changhua County were reclassified as construction in progress for Guang-Diang and Covent Garden projects, respectively; the prepayment for construction of Dunhua S. Rd. Project, Taipei City, was reclassified as property, plant and equipment in 2010.

12.	OTHER CURRENT ASSETS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Spare parts	$2,349	$1,797
Prepaid expenses	652	1,009
Prepaid rents	812	789
Others	507	526

	$4,320	$4,121

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2009		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
	NT$		NT$
	(In Millions)		(In Millions)

Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$428	40	$556	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	408	38	398	38
Senao Networks, Inc. (“SNI”)	288	41	308	41
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	270	30	246	30
Skysoft Co., Ltd. (“SKYSOFT”)	90	30	95	30
Kingwaytek Technology Co., Ltd. (“KWT”)	70	33	66	33
So-net Entertainment Taiwan Limited (“So-net”)	31	30	25	30
HopeTech Technologies Limited (“HopeTech”)	—	—	19	45
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	—	8	49
Tatung Technology Inc.	37	28	4	28
Panda Monium Company Ltd.	—	43	—	43

	$1,622		$1,725

ST-1 telecommunications satellite is expected to be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, STS in Singapore in October 2008 in order to maintain the current service. STS engages in the installation and the operation of the ST-2 telecommunications satellite.

Chunghwa participated in the capital increase of Viettel-CHT in September, 2009, by investing NT$197 million cash. Viettel-CHT engages mainly in IDC services.

Chunghwa participated in So-net’s capital increase on April 3, 2009, by investing NT$60 million cash, and acquired 30% of its shares. So-net engages mainly in online service and sale of computer hardware.

SIS invested in HopeTech on September 2010 by investing NT$21 million cash to acquire 45% of its shares. HopeTech engages mainly in information technology services and sale of communication products.

COI established Sertec with Xiamen Information Investment Co., Ltd. in 2010, by investing NT$14 million cash and held 49% ownership of Sertec. Sertec engages mainly in customer service and platform rental activities.

Tatung Technology Inc. and Panda Monium Company Ltd. are the equity method investees of Chunghwa Investment Co., Ltd. They engage mainly in selling the products of SET TOP BOX and making animations, respectively.

The equity in earnings for the years ended December 31, 2009 and 2010 are based on the audited financial statements.

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2009		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
	NT$		NT$
	(In Millions)		(In Millions)

Non-listed
Taipei Financial Center (“TFC”)	$1,790	12	$1,790	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200	17	200	17
Global Mobile Corp. (“GMC”)	127	11	127	8
iD Branding Ventures (“iDBV”)	100	11	100	11
UniDisplay Inc.	46	3	55	3
Innovation Works Development Fund, L.P. (“IWDF”)	—	—	38	13
RPTI Intergroup International Ltd. (“RPTI”)	34	10	34	10
Procrystal Technology Co., Ltd	—	—	30	1
VisEra Technologies Company Ltd.	—	—	29	—
Ultra Fine Optical Technology Co., Ltd.	—	—	27	12
Innovation Works Limited (“IW”)	—	—	21	7
CQi Energy Infocom Inc. (“CQi”)	—	—	20	18
Digimax Inc. (“DIG”)	24	4	15	4
Lextar Electronics Corp.	—	—	15	—
PChome Store Inc.	—	—	14	3
Taimide Technology, Ltd.	—	—	14	1
Huga Optotech Inc.	7	—	13	—
N.T.U. Innovation Incubation	12	9	12	9
CoaTronics Inc.	—	—	12	9
A2peak Power Co., Ltd. (“A2P”)	—	—	11	3
Win Semiconductors Corp.	8	—	11	—
OptiVision Technology. Inc.	—	—	10	—
Chia Chang Co., Ltd	—	—	9	—
Tatung Fine Chemicals Co., Ltd.	8	—	9	—
ChipSip Technology Co., Ltd. (“ChipSip”)	23	3	8	2
SuperAlloy Industrial Co., Ltd.	—	—	7	—
Champion Microelectronic Corp.	—	—	7	—
DelSolar Co.	5	—	6	—
Crystal Media Inc. (“CMI”)	12	5	6	5

(Continued)

	December 31
	2009		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
	NT$		NT$
	(In Millions)		(In Millions)

Subtron Technology Co.	$3	—	$5	—
Cando Corporation	3	—	5	—
3 Link Information Service Co.	4	10	4	10
eMemory Technology Inc.	—	—	3	—
XinTec Inc.	1	—	1	—
Giga Solar Materials Corp.	55	2	—	—
Superior Industries Co., Ltd.	23	2	—	—
LightHouse Technology Co.	11	—	—	—
Join Well Technology Co.	8	—	—	—
J Touch Corporation	4	—	—	—
Taidoc Technology Corporation	3	—	—	—
Daxon Technology Inc.	—	—	—	—
VisEra Technologies Company Ltd.	—	—	—	—
Essence Technology Solution, Inc. (“ETS”)	—	9	—	7
eASPNet Inc.	—	2	—	2

	2,511		2,668

Prepayments for long-term investments in stocks
Ultra Fine Optical Technology Co., Ltd.	—	—	66	—
GoaTronics Inc.	25	—	—	—
Huga Optotech Inc.	1	—	—	—
Cando Corporation	—	—	—	—

	26		66

	$2,537		$2,734

(Concluded)

After evaluating the financial assets carried at cost, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of NT$15 million for the year ended December 31, 2008. RPTI completed a capital reduction to offset its deficits and as a result the number of shares held by Chunghwa was additional capital through cash distributions. Chunghwa did not participate in the RPTI’s capital increase plan; therefore, Chunghwa’s ownership of RPTI is decreased to 10%.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10 million for the year ended December 31, 2009.

After evaluating the financial assets carried at cost, CHI determined the investments in ChipSip, CMI, and A2P were impaired and recognized impairment losses of NT$13 million, NT$9 million, and NT$16 million for the year ended December 31, 2010.

After evaluating the financial assets carried at cost, CHI determined the investment in DIG was impaired and recognized impairment losses of NT$10 million and NT$21 million in 2009 and 2010, respectively.
Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285 million. However, TFC was not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments do not have quoted market prices in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

15.	OTHER MONETARY ASSETS - NONCURRENT

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Piping Fund	$1,000	$1,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of NT$1,000 million to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

16.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Cost
Land	$102,132	$104,136
Land improvements	1,535	1,555
Buildings	63,184	67,457
Computer equipment	16,344	16,086
Telecommunications equipment	656,016	656,301
Transportation equipment	2,113	2,373
Miscellaneous equipment	7,231	7,154

Total cost	848,555	855,062
Revaluation increment on land	5,801	5,801

	854,356	860,863

Accumulated depreciation
Land improvements	951	1,004
Buildings	17,395	18,603
Computer equipment	12,150	12,232
Telecommunications equipment	518,609	527,819
Transportation equipment	1,886	1,637
Miscellaneous equipment	6,030	5,897

	557,021	567,192

Construction in progress and advances payments related to acquisition of equipment	15,687	12,059

Property, plant and equipment, net	$313,022	$305,730

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of NT$5,986 million, liabilities for land value incremental tax of NT$211 million, and stockholders’ equity - other adjustments of NT$5,775 million.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of NT$116 million to stockholders’ equity - other adjustments. As of December 31, 2010, the unrealized revaluation increment was decreased to NT$5,803 million by disposal of revaluation assets.

Depreciation expense on property, plant and equipment was NT$37,101 million, NT$35,114 million and NT$32,737 million for the years ended December 31, 2008, 2009 and 2010, respectively. Interest expense capitalized for the years ended December 31, 2008, 2009, and 2010 were NT$2 million, NT$1 million, and NT$0.01 million, respectively. The capitalized interest rates were 2.268%-2.928%, 1.165%-1.604% and 1.1%, respectively, for the years ended December 31, 2008, 2009 and 2010.

Chunghwa reclassified the unused property, plant and equipment amounting to NT$61 million to idle assets and recognized the impairment loss of NT$61 million on those assets for the year ended December 31, 2010.

Losses on property, plant and equipment arising from natural calamities such as earthquakes and typhoons were recorded in non-operating expenses.

17.	SHORT-TERM LOANS

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Unsecured loans - annual rate - 1.15%-1.23% and 1.10%-1.33% for 2009 and 2010, respectively	$275	$115
Secured loans - annual rate - 0.81% for 2009	488	—

	$763	$115

18.	SHORT-TERM BILLS PAYABLE

December 31, 2010
NT$
(In Millions)

Commercial paper - annual rate 0.74%-0.79%	$230

19.	ACCRUED EXPENSES

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Accrued salary and compensation	$9,876	$10,716
Accrued employees’ bonuses and remuneration to directors and supervisors	1,964	2,358
Accrued franchise fees	2,224	2,191
Other accrued expenses	3,385	3,139

	$17,449	$18,404

20.	OTHER CURRENT LIABILITIES

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Advances from subscribers	$6,908	$9,220
Amounts collected in trust for others	2,225	2,356
Payables to contractors	2,229	1,262
Payables to equipment suppliers	1,533	1,106
Refundable customers’ deposits	1,045	1,097
Others	2,930	2,585

	$16,870	$17,626

21.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Secured loans - annual rate 1.00%-1.37% and 0.80%-1.60% for 2009 and 2010, respectively	$28	$3,248
Unsecured loans - annual rate 2.01%-2.04% for 2009 and 2010	310	209

	338	3,457
Less: Current portion of long-term loans	117	309

	$221	$3,148

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly and the principal is paid yearly from December 2011 and due in September 2015. The loan from Chang Hwa bank was NT$2,750 million and the interest rate at December 31, 2010 was 0.80%.

LED obtained a secured loan from First Commercial Bank in September 2010. Interest is paid monthly and the principal is paid yearly from September 2014 and due in September 2017. The loan from First Commercial bank was NT$488 million and the interest rate at December 31, 2010 was 1.01%.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and due in January 2013. The loan from Bank of Taiwan was NT$209 million and range of interest rate at December 31, 2010 was 2.01-2.04%.

SHE requested a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three months from January 2009 and due in April 2013. The loan was early repaid in April 2010.

CHPT obtained a secured loan from the E. Sun Commercial Bank in December 2006. Interest and the principal were paid monthly from January 2007 and due December 2009. CHPT obtained another loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are paid monthly from March 2009 and due in February 2013. The loan from E. Sun Commercial Bank in February 2009 was NT$10 million and the interest rate at December 31, 2010 was 1.60%.

The scheduled maturities of our long-term debt are as follows:

For the year ending December 31

2011	$309
2012	702
2013	808
2014	1,272
2015 and thereafter	366

Total long-term debt	$3,457

22.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of its construction operation as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related current assets and liabilities was as follows:

	December 31, 2009
	With in One Year	Over One Year	Total
	NT$	NT$	NT$
	(In Millions)

Assets

Inventories	$—	$1,369	$1,369
Deferred expenses (classified as other current assets)	—	93	93
Restricted assets	—	101	101

	$—	$1,563	$1,563

Liabilities

Trade notes and accounts payable (classified as other current liabilities)	$6	$—	$6
Advance from land and building (classified as other current liabilities)	—	328	328

	$6	$328	$334

	December 31, 2010
	With in One Year	Over One Year	Total
	NT$	NT$	NT$
	(In Millions)

Assets

Inventories	$—	$1,649	$1,649
Deferred expenses (classified as other current assets)	—	120	120
Restricted assets	—	169	169

	$—	$1,938	$1,938

Liabilities

Payable to contractor (classified as other current liabilities)	$—	$14	$14
Advance from land and building (classified as other current liabilities)	—	507	507

	$—	$521	$521

23.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is NT$120,000 million, which is divided into 12,000,000 thousand common shares (at $10 par value per share). The stockholders, at the stockholders’ meeting held on June 18, 2010 resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2010 and the stock transfer date of capital reduction as of January 15, 2011. The common stock capital of Chunghwa is NT$77,574 million as of December 31, 2010.

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

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2010, the outstanding ADSs representing 892,783 thousand common shares, which equaled approximately 89,278 thousand units and represented 9.21% of Chunghwa’s total outstanding common shares.

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

For the years ended December 31, 2009 and 2010, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

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

The appropriations and distributions of the 2008 and 2009 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2009 and June 18, 2010 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2008	For Fiscal Year 2009	For Fiscal Year 2008	For Fiscal Year 2009
	NT$	NT$	NT$	NT$

Legal reserve	$4,128	$4,374
Cash dividends	37,139	39,369	$3.83	$4.06

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were NT$1,801 million and NT$41 million paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were NT$1,630 million and NT$39 million paid in cash, respectively. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of NT$1,724 million and NT$41 million, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of NT$94 million and NT$2 million, respectively, were treated as change in estimates and were adjusted against earnings for the year ended December 31, 2009.

The appropriation and distribution of 2010 earnings of Chunghwa has not been resolved by the board of directors as the report date. Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of NT$19,394 million in capital of Chunghwa by a cash distribution to its stockholders. The abovementioned 2010 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010. Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011. The amount due to stockholders for capital reduction was NT$19,394 million and such cash payment to stockholders was made in January, 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of NT$9,697 million to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively registered with FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by NT$9,697 million and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

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

24.	SHARE-BASED COMPENSATION PLANS

SENAO’s share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousands)	Exercise Price

2003.09.03	2003.10.17	3,981	$ 14.7 (Original price $20.2)
2003.09.03	2004.03.04	385	17.6 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	13.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	12.4 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6
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

Information about SENAO’s outstanding stock options for the years ended December 31, 2009 and 2010 was as follows:

	Stock Options Outstanding
	2009		2010
	Number of Options (Thousands)	Weighted Average Exercise Price NT$	Number of Options (Thousands)	Weighted Average Exercise Price NT$

Options outstanding, beginning of year	13,818	$26.34	9,323	$30.92
Options exercised	(4,076)	13.75	(4,075)	23.40
Options expired	(419)	31.35	(145)	37.60

Options outstanding, end of year	9,323	30.92	5,103	36.15

Options exercisable, end of year	4,545		3,719

As of December 31, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$10.0-$13.3	3,427	2.20	$12.96	1,512	$12.54
$14.4-$17.6	259	1.92	14.40	259	14.40
$42.6	5,637	3.92	42.60	2,774	42.60

	9,323	3.23	30.92	4,545	30.99

As of December 31, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$ 12.4	1,061	1.33	$12.40	1,061	$12.40
$ 13.5	30	0.92	13.50	30	13.50
$ 42.6	4,012	2.92	42.60	2,628	42.60

	5,103	2.58	36.15	3,719	33.75

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2008, 2009 and 2010. Had SENAO used the fair value method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the year ended December 31, 2010 would have been as follows:

	March 4, 2004	December 28, 2004	November 28, 2005	May 5, 2006	October 31, 2007

Expected dividend yield	—	—	—	—	1.49%
Risk free interest rate	1.88%	1.88%	2.00%	1.75%	2.00%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	52.65%	49.88%	43.40%	39.63%	39.82%
Weighted-average fair value of grants	$10.56	$4.91	$6.93	$5.88	$13.69

25.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2009
	Operating Costs	Operating Expenses	Total
	NT$	NT$	NT$
	(In Millions)

Compensation expense
Salaries	$12,544	$9,901	$22,445
Insurance	999	771	1,770
Pension	1,517	1,138	2,655
Other compensation	8,807	6,031	14,838

	$23,867	$17,841	$41,708

Depreciation expense	$33,169	$1,945	$35,114

Amortization expense	$957	$232	$1,189

	Year Ended December 31, 2010
	Operating Costs	Operating Expenses	Total
	NT$	NT$	NT$
	(In Millions)

Compensation expense
Salaries	$12,616	$10,313	$22,929
Insurance	1,053	828	1,881
Pension	1,705	1,203	2,908
Other compensation	9,652	6,705	16,357

	$25,026	$19,049	$44,075

Depreciation expense	$30,972	$1,765	$32,737

Amortization expense	$1,087	$222	$1,309

26.	INCOME TAX

a.	The components of income taxes are as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
	(In Millions)

Current	$14,048	$11,644	$9,102
Deferred	(156)	1,099	27

	$13,892	$12,743	$9,129

b.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% for 2008 and 2009, and 17% for 2010 to income before income tax and income tax expense shown in the statements of income and comprehensive income is as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
	(In Millions)

Income tax expense computed at statutory tax rate	$15,026	$14,404	$9,912
Permanent differences	(144)	(188)	(188)
Investment tax credits	(1,505)	(1,425)	(602)
10% undistributed earning tax	2	7	5
Prior year adjustment	78	(196)	(2)
Other	435	141	4

Income tax expense	$13,892	$12,743	$9,129

The balances of income tax payable as of December 31, 2008, 2009 and 2010 were shown net of prepaid income tax.

c.	Income tax expense consisted of following:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
	(In Millions)

Income tax payable	$13,667	$11,777	$9,100
Income tax - separated	303	63	4
Income tax - deferred	(156)	1,099	27
Adjustments of prior years’ income tax	78	(196)	(2)

	$13,892	$12,743	$9,129

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises to 17%, effective from January 1, 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective until December 31, 2019.

d.	Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Current
Deferred income tax assets (liabilities):
Provision for doubtful accounts	$351	$241
Unrealized accrued expense	50	51
Estimated warranty liabilities	19	23
Valuation loss on inventory	17	17
Investment tax credit	1	2
Unrealized foreign exchange loss	3	1
Loss carryforward	2	—
Valuation gain on financial instruments, net	(9)	(6)
Others	18	3

	452	332
Valuation allowance	(351)	(241)

Net deferred income tax assets - current	$101	$91

The decrease of valuation allowance as of December 31, 2010 was attributed to the change of provision for doubtful accounts.

	December 31
	2009	2010
	NT$	NT$
	(In Millions)
Noncurrent
Accrued pension cost	$333	$296
Loss carryforward	113	78
Impairment loss	64	64
Abandonment of equipment not approved by National Tax Administration	—	38
Investment tax credit	17	14
Equity in losses of equity method investees, net	—	6
Others	16	3

	543	499
Valuation allowance	(60)	(27)

Net deferred income tax assets - noncurrent	$483	$472

As of December 31, 2010, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Expiry Year
		NT$
		(In Millions)
Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$7	2011

Statute for Upgrading Industries	Personnel training expenditures	$7	2013
	Purchase of machinery and equipment	2	2013

		$9

e.	As of December 31, 2010, loss carryforward of CHIEF, Unigate, LED and CHI are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year

CHIEF	$15	$15	2014
	17	17	2015
	15	15	2016
	9	9	2017
	1	1	2018
Unigate	—	—	2017
	—	—	2018
	—	—	2020
LED	5	5	2018
	8	8	2019
	7	7	2020
CHI	1	1	2020

	$78	$78

f.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Balance of Imputation Credit Account (“ICA”) Chunghwa	$7,430	$4,483

The actual and the estimated creditable ratios distribution of Chunghwa’s 2009 and 2010 for earnings were 26.49% and 18.77%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated ratio may change when the actual distribution of imputation credit is made.

g.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2005. The following subsidiaries’ income tax returns have been examined by tax authorities through 2008: SENAO, CHIEF, CHSI, SHE, CIYP, LED, YYRP, IFE, CHI, CHPT and Unigate.

27.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (NT$)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income
	NT$	NT$
	(In Millions)

Year ended December 31, 2008

Basic EPS
Income attributable to stockholders of the parent	$58,473	$45,011	9,696,808	$6.03	$4.64

Effect of dilutive potential common stock
SENAO’s stock options	(14)	(14)	—
Employee bonus	—	—	20,681

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$58,459	$44,997	9,717,489	$6.02	$4.63

Year ended December 31, 2009

Basic EPS
Income attributable to stockholders of the parent	$56,163	$43,757	9,696,808	$5.79	$4.51

Effect of dilutive potential common stock
SENAO’s stock options	(7)	(7)	—
Employee bonus	—	—	28,806

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,156	$43,750	9,725,614	$5.77	$4.50

Year ended December 31, 2010

Basic EPS
Income attributable to stockholders of the parent	$56,438	$47,609	9,696,808	$5.82	$4.91

Effect of dilutive potential common stock
SENAO’s stock options	(7)	(7)	—
Employee bonus	—	—	28,653

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,431	$47,602	9,725,461	$5.80	$4.89

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2008, 2009 and 2010. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares as of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2008, 2009 and 2010 were also due to the effect of potential common stock of stock options issued by SENAO.

28.	PENSION PLANS

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The Company used December 31 as the measurement date for their pension plans.

Pension costs of the Company were NT$2,938 million (NT$2,774 million subject to defined benefit plan and NT$164 million subject to defined contributed plan), NT$2,948 million (NT$2,737 million subject to defined benefit plan and NT$211 million subject to defined contributed plan) and NT$2,982 million (NT$2,752 million subject to defined benefit plan and NT$230 million subject to defined contribution plan) for the years ended December 31, 2008, 2009 and 2010, respectively.

Pension information of the Company of the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
	(In Millions)

Service cost	$2,661	$2,695	$2,694
Interest cost	189	189	242
Expected return on plan assets	(85)	(144)	(183)
Amortizations	(2)	(3)	(1)
Curtailment/settlement loss to be recognized	11	—	—

Net periodic benefit pension cost	$2,774	$2,737	$2,752

b.	The changes in benefits obligation and plan assets and the reconciliation of funded status for the pension plans of subsidiaries are as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
	(In Millions)

Change in benefits obligation:
Projected benefits obligation, beginning of year	$(6,761)	$(9,565)	$(12,155)
Services cost	(2,661)	(2,695)	(2,694)
Interest cost	(189)	(187)	(242)
Curtailment/settlement effect	79	—	—
Actuarial (loss) gain	(110)	71	(768)
Plan Amendments	61	—	—
Benefits paid	19	221	492
Impact on acquisition of subsidiary	(3)	—	—

Projected benefits obligation, end of year	$(9,565)	$(12,155)	$(15,367)

Change in plan assets:
Fair value of plan assets, beginning of year	$2,864	$4,407	$10,919
Actual return on plan assets	87	142	187
Actuarial (loss) gain	30	(104)	(46)
Employer contributions	1,522	6,652	2,611
Benefits paid - settlement	(87)	—	—
Benefits paid	(12)	(178)	(424)
Impact of acquisition of subsidiary	3	—	—

Fair value of plan assets, end of year	$4,407	$10,919	$13,247

c.	Reconciliation between the funded status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

1)	Reconciliation between the fund status and accrued pension cost is summarized as follows:

	Year Ended December 31
	2009	2010
	NT$	NT$
	(In Millions)

Benefit obligation
Vested benefit obligation	$(7,455)	$(10,089)
Non-vested benefit obligation	(3,262)	(3,733)

Accumulated benefit obligation	(10,717)	(13,822)
Additional benefit obligation	(1,438)	(1,545)

Projected benefit obligation	(12,155)	(15,367)
Fair values of plan assets	10,919	13,247

Funded status	(1,236)	(2,120)
Unrecognized net loss (gain)	24	888
Unrecognized net transition	7	6
Unrecognized prior service cost effect	3	(49)

Net amount recognized	$(1,202)	$(1,275)

The amounts recognized in the accompanying balance sheets at December 31, 2008, 2009 and 2010 are as follows:

	Year Ended December 31
	2009	2010
	NT$	NT$
	(In Millions)

Amounts recognized
Prepaid pension (included in other assets)	$15	$16
Accrued pension liability	(1,217)	(1,291)

Net amount recognized	$(1,202)	$(1,275)

2)	Vested benefit

	Year Ended December 31
	2009	2010
	NT$	NT$
	(In Millions)

Vested benefit	$10,654	$13,197

3)	Actuarial assumptions

	Year Ended December 31
	2008	2009	2010

Discount rate used in determining present value	2.00%	2.00%	1.75%
Rate of compensation increase	1.00%	1.00%	1.00%
Expected long-term rate of return on plan assets	2.50%	1.50%	1.50%

d.	Contributions and payments for defined benefit plan

	Year Ended December 31
	2009	2010
	NT$	NT$
	(In Millions)

Contributions	$6,652	$2,611

Payments	$221	$492

e.	Expected benefit payments

Year	Amount
NT$
(In Millions)

2011	$492
2012	595
2013	762
2014	1,010
2015	1,250
2016 and thereafter	10,623

f.	Plan assets allocation

Under the Labor Standards Law, the government is responsible for the administration of the Funds and determination of the investment strategies and policies. As of December 31, 2009 and 2010, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

29.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all revenues and costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI, which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee

Kingwaytek Technology Co., Ltd. Co., Ltd. (“KWT”)	Equity-method investee

(Continued)

Company	Relationship

Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee

So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee

Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO

HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS

Senao Technical and Cultrual Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

Institute for Inforation Industry (“III”)	Investor with significant influence over IFE

e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of IFE

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	Year Ended December 31
	2009	2010
	NT$	NT$
	(In Millions)

1) Receivables

Trade notes and accounts receivable
So-net	$—	$32
III	85	32
ETY	9	—

	$94	$64

2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$271	$111
So-net	—	12
SKYSOFT	14	5
KWT	—	4
STCF	3	3
ETY	3	3
Others	3	2

	294	140

Payables to contractors
TISE	42	—

	$336	$140

3) Advances from customers (include in other current liabilities)

SNI	$2	$3

	Year Ended December 31
	2009	2010
	NT$	NT$
	(In Millions)

4) Revenues

So-net	$61	$329
SKYSOFT	34	38
III	127	28
HopeTech	—	25
TISE	3	4
ETY	11	2
Others	1	1

	$237	$427

5) Operating costs and expenses

TISE	$482	$684
SKYSOFT	22	25
KWT	6	23
ETY	13	13
STCF	19	10
SNI	—	6
HopeTech	—	3
III	18	2
Others	1	1

	$561	$767

6) Non-operating income and gains

SNI	$26	$30
TISE	—	2

	$26	$32

7) Acquisition of property, plant and equipment

TISE	$1,337	$332
III	19	—

	$1,356	$332

8) Financing to related parties

Financing to related parties (include in other assets - others) was as follows:

	Year Ended December 31, 2009
Related Party	Ending Balance	Maximum Balance	Interest Rate	Interest Income

STS	$546	$546	6.38%	$4

	Year Ended December 31, 2010
Related Party	Ending Balance	Maximum Balance	Interest Rate	Interest Income

STS	$—	$546	6.38%	$8

The Company did not have any financing to related parties for the year ended December 31, 2008.

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years which will start from the official operation of ST-2 satellite and the total contract value is approximately NT$6,000 million (SG$261 million). The Company has prepaid NT$2,517 million which has classified as other assets – others. As of December 31, 2010, the ST-2 satellite is still under construction.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

c.	The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2009	2010
	NT$	NT$
	(In Millions)

Salaries	$144	$156
Compensations	64	58
Bonus and remunerations	60	63

	$268	$277

30.	PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, CHIEF, SHE, CHPT, IFE and CHTS.

	December 31
	2009	2010
	NT$	NT$
	(In Millions)

Property, plant and equipment, net	$661	$4,318
Restricted assets	100	70

	$761	$4,388

31.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2010, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisition of land and buildings of NT$148 million.

b.	Acquisition of telecommunications equipment of NT$15,841 million.

c.	Unused letters of credit of NT$321 million.

d.	Contract to print billing, envelopes and marketing gifts of NT$57 million.

e.	LED has already contracted to advance sale of lands and buildings for NT$2,593 million, and collected NT$507 million in advance according to the contracts.

f.	For the purpose of completing the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project and LightEra Covent Garden Project, LED signed the trust deeds with Hua Nan Bank, China Real Estate Management Co., Ltd. and Land Bank for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

December 31, 2010
NT$
(In Millions)

Restricted assets bank deposits	$169
Land held under development	1,085

$1,254

g.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments are as follows:

Year	Amount
NT$
(In Millions)

2011	$1,629
2012	1,292
2013	977
2014	748
2015 and thereafter	608

h.	A commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining NT$1,000 million upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

i.	A portion of the land used by Chunghwa during the period from July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay NT$17 million along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that Chunghwa need to pay $23 million as compensation in addition to the $17 million from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal at the Supreme Court of the Republic of China within the statutory period. The case is under the review process of the Supreme Court of the Republic of China.

32.	SIGNIFICANT SUBSEQUENT EVENT

The stockholders of IFE, at the special meeting of stockholders held on February 25, 2011, approved the merger with International Integrated System Inc. and e-ToYou International, Inc. in accordance with Business Mergers and Acquisitions Act. After the merger, IFE will be the surviving company and International Integrated System, Inc. and e-ToYou International, Inc. will be dissolved. The proposed name of the surviving company is “International Integrated System, Inc. (IISI).” The date of the merger is scheduled on April 1, 2011.

33.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Carrying amounts and fair values of financial instruments were as follows:

	December 31
	2009		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Cash and cash equivalents	$73,259	$73,259	$90,875	$90,875
Financial assets at fair value through profit or loss	41	41	77	77
Available-for-sale financial assets	17,537	17,537	2,191	2,191
Held-to-maturity financial assets - current	1,100	1,100	1,964	1,964
Trade notes and accounts receivable, net	11,973	11,973	14,503	14,503
Receivables from related parties	94	94	64	64
Other current monetary assets	1,840	1,840	2,139	2,139

(Continued)

	December 31
	2009		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Restricted assets - current	$178	$178	$205	$205
Financial assets carried at cost	2,537	—	2,734	—
Held-to-maturity financial assets - noncurrent	3,930	3,930	8,408	8,408
Other noncurrent monetary assets	1,000	1,000	1,000	1,000
Refundable deposits	1,551	1,551	1,462	1,462
Restricted assets - noncurrent (included in “other assets - others”)	23	23	34	34
Liabilities
Short-term loans	763	763	115	115
Commercial paper	—	—	230	230
Financial liabilities at fair value through profit or loss	1	1	—	—
Trade notes and accounts payable	10,155	10,155	11,555	11,555
Payables to related parties	336	336	140	140
Accrued expenses	17,449	17,449	18,404	18,404
Due to stockholder for capital reduction	9,697	9,697	19,394	19,394
Amounts collected in trust for others (included in “other current liabilities”)	2,225	2,225	2,356	2,356
Payables to contractors (included in “other current liabilities”)	2,229	2,229	1,262	1,262
Payables to equipment suppliers (included in “other current liabilities”)	1,533	1,533	1,106	1,106
Refundable customers’ deposits (included in “other current liabilities”)	1,045	1,045	1,097	1,097
Current portion of long-term loans	117	117	309	309
Long-term loans	221	221	3,148	3,148
Customers’ deposits	5,998	5,998	5,781	5,781

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2009	2010	2009	2010
	NT$	NT$	NT$	NT$
	(In Millions)

Assets

Financial assets at fair value through profit or loss	$34	$43	$7	$34
Available-for-sale financial assets	17,434	2,089	103	102

Liabilities

Financial liabilities at fair value through profit or loss	—	—	1	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks, open-end mutual funds and corporate bonds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk is anticipated.

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

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risks are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts to hedge the fluctuation in exchange rates of beneficiary certificates denominated in foreign currency, which is fair value hedge. No transaction met the criteria for hedge accounting for the year ended December 31, 2010. The transaction was assessed as highly effective for the year ended December 31, 2009. There are no outstanding hedge currency or forward exchange contracts existed as of December 31, 2009.

34.	SEGMENT FINANCIAL INFORMATION

Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations, (f) cellular phone sales and (g) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. For the comparative purpose, the segment information for the years ended December 31, 2008 was presented in accordance with SFAS No. 41.

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

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet Business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. The Company’s measure of segment performance is mainly based on revenues and income before tax.

a.	Segment information

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Year ended December 31, 2008

Revenues from external customers	$73,058	$88,808	$23,022	$15,936	$846	$—	$201,670
Intersegment service revenues	11,929	1,933	563	1,527	2	(15,954)	—
Interest income	3	14	4	35	1,860	—	1,916
Other income	209	175	22	34	1,020	—	1,460

	$85,199	$90,930	$23,611	$17,532	$3,728	$(15,954)	$205,046

Interest expense	$—	$1	$2	$—	$1	$—	$4

Depreciation and amortization	$25,501	$8,859	$2,354	$1,326	$176	$—	$38,216

Other expense	$324	$37	$9	$2	$1,843	$—	$2,215

Segment income before tax	$15,473	$33,175	$10,086	$2,911	$(1,961)	$—	$59,684

Total assets	$243,102	$66,971	$17,004	$18,244	$118,269	$—	$463,590

Capital expenditures for segment assets	$20,710	$5,207	$2,186	$1,200	$816	$—	$30,119

Year ended December 31, 2009

Revenues from external customers	$71,467	$86,524	$23,653	$15,244	$1,473	$—	$198,361
Intersegment service revenues	13,650	1,915	717	1,523	3	(17,808)	—
Interest income	3	8	4	11	453	—	479
Other income	77	104	74	10	678	—	943

	$85,197	$88,551	$24,448	$16,788	$2,607	$(17,808)	$199,783

Interest expense	$3	$1	$10	$—	$1	$—	$15

Depreciation and amortization	$23,984	$8,373	$2,327	$1,404	$232	$—	$36,320

Other expense	$156	$98	$11	$2	$279	$—	$546

Segment income before tax	$17,452	$30,184	$9,356	$2,550	$(2,304)	$—	$57,238

Total assets	$231,177	$63,537	$17,154	$18,700	$118,429	$—	$448,997

Capital expenditures for segment assets	$15,877	$5,028	$2,097	$1,299	$1,177	$—	$25,478

Year ended December 31, 2010

Revenues from external customers	$70,688	$89,044	$24,483	$15,534	$2,681	$—	$202,430
Intersegment service revenues	14,662	2,117	1,104	1,720	750	(20,353)	—
Interest income	1	9	2	9	454	—	475
Other income	31	263	24	96	313	(170)	557

	$85,382	$91,433	$25,613	$17,359	$4,198	$(20,523)	$203,462

Interest expense	$75	$1	$7	$—	$24	$—	$107

Depreciation and amortization	$21,948	$8,205	$2,206	$1,383	$322	$—	$34,064

Other expense	$283	$7	$14	$198	$255	$(170)	$587

Segment income before tax	$18,048	$29,328	$9,835	$2,652	$(2,176)	$—	$57,687

Total assets	$227,376	$63,330	$17,663	$23,535	$122,407	$—	$454,311

Capital expenditures for segment assets	$14,260	$5,261	$1,889	$1,787	$1,420	$—	$24,617

b.	Products and service revenues from external customer information

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
	(In Millions)

Mobile services revenue	$72,290	$71,295	$72,955
Local telephone services revenue	35,188	34,116	33,243
Leased line services revenue	27,644	27,477	27,412
Internet services revenue	21,770	21,511	22,016
Sales revenue	16,340	15,058	15,989
International long distance telephone services revenue	14,051	12,922	12,863
Domestic long distance telephone services revenue	8,480	7,407	6,650
Others	5,907	8,575	11,302

	$201,670	$198,361	$202,430

c.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$
	(In Millions)

Taiwan, ROC	$196,334	$193,003	$196,830
Overseas	5,336	5,358	5,600

	$201,670	$198,361	$202,430

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Thailand, and Japan and except for NT$175 million and NT$219 million at December 31, 2009 and 2010, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

d.	Major customers

For the years ended December 31, 2008, 2009 and 2010, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenues.

35.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	December 31
	2009			2010
	Foreign Currencies	Exchange Rate	New Taiwan Dollars (Million)	Foreign Currencies	Exchange Rate	New Taiwan Dollars (Million)

Financial assets

Monetary items
Cash
US Dollar	$36	32.03	$1,149	$15	29.13	$443
HK Dollar	37	4.13	152	92	3.75	344
JP Yen	30	0.35	10	45	0.36	16
SG Dollar	13	22.84	294	40	22.73	910
Euro Dollar	33	46.10	1,509	—	38.92	4
Accounts receivable
US Dollar	110	32.03	3,524	157	29.13	4,566
HK Dollar	21	4.13	85	18	3.75	68
SG Dollar	—	22.84	5	1	22.73	17
Euro Dollar	—	46.1	4	—	38.92	8
JP Yen	8	0.35	3	18	0.36	6
Available-for-sale financial assets
US Dollar	56	32.03	1,786	35	29.13	1,010
HK Dollar	—	—	—	2	3.75	7
Euro Dollar	39	46.10	1,808	—	—	—
Investments accounted for using equity method
US Dollar	—	—	—	1	29.13	27
VND Dollar	155,821	0.00168	270	170,986	0.00144	246
SG Dollar	18	22.84	408	18	22.73	398

Financial liabilities

Monetary items
Accounts payable
US Dollar	103	32.03	3,314	113	29.13	3,298
Euro Dollar	34	46.10	1,564	22	38.92	842
HK Dollar	8	4.13	34	32	3.75	119
SG Dollar	—	22.84	1	—	22.73	8
JP Yen	—	—	—	7	0.36	3

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

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

Under ROC GAAP:

1)	Nature - employee bonuses and remuneration of directors and supervisors are treated as an expense rather than an appropriation of retained earnings starting in 2008. Before 2008, the bonuses were treated as appropriations of retained earnings.

2)	Measurement and recognition - such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of the Company. If the amounts initially accrued are significantly different from the amounts proposed subsequently by the board of directors in the following year, the difference needs to be retroactively adjusted. Otherwise, any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If all or a portion of such bonuses and remuneration are in the form of shares, compensation expense remains the same but the actual number of shares to be distributed are determined by dividing the fair value of the Company’s stock price as of one day prior to the stockholders’ meeting held in the following year.

Under US GAAP:

1)	Nature - employee bonuses and remuneration of directors and supervisors are treated as compensation expenses.

2)	Measurement and recognition - such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of the Company. However, the Company’s stockholders ultimately decide the amount and form of bonus (i.e., cash, stock or combination) at the stockholders’ meeting held in the following year. Any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If all or a portion of such bonuses and remuneration are in the form of shares, compensation expense is recognized at the fair value of the Company’s stock price on the relevant grant date which is not until after stockholders’ approval in the following year and subsequently remeasured at fair value until the settlement date in accordance with the share-based payment guidance.

d.	Deferred income from prepaid phone cards

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

Under ROC GAAP, employee stock option plans were accounted for using the intrinsic value method and no stock-based compensation expense was recognized for the employee stock options granted by its subsidiary under ROC GAAP prior to January 1, 2008. In August 2007, the ARDF issued ROC SFAS No. 39, “Accounting for Share-based Payment”, which required companies to record share-based payment transactions granted on or after January 1, 2008 using the fair value method. There is no impact of the adoption of this statement since the Company did not grant options on or after January 1, 2008.

Under US GAAP, the Company recognized compensation expense for such employee stock options granted by its subsidiary using the fair value method in accordance with the share-based payment guidance.

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

Under US GAAP, settlement gain (loss) is the total unrecognized net gain or losses including any gain or loss that arose from the measurement at the settlement date and unrecognized transition assets before settlement multiplied by the percentage reduction in PBO. Curtailment gain (loss) includes the following items: (1) total unrecognized prior service cost and net transition obligation before curtailment multiplied by the curtailment ratio (the ratio of reduction in future service over such future service before curtailment) and (2) decrease in PBO to the extent that such gain exceeds the net unrecognized loss (sum of unrecognized net gain or loss and net unrecognized transition asset before curtailment) or the entire gain if a net unrecognized gain exists or increase in PBO to the extent that such loss exceeds unrecognized gain (sum of unrecognized net gain or loss and net unrecognized transition asset before curtailment) or the entire loss if net unrecognized loss exists.

h.	Pension plan upon privatization

In order to increase operational efficiency, the Company approved several special retirement incentive programs during the process of privatization.

Under ROC GAAP, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost as an adjustment for the pension cost of that year.

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

j.	Noncontrolling interests of acquired subsidiaries

The adjustment to net income for the year ended December 31, 2009 and 2010 and to stockholders’ equity as of December 31, 2009 and 2010 represents a difference between ROC GAAP and US GAAP for the accounting for business combinations.

Under ROC GAAP, the noncontrolling interest in the acquiree is measured at historical cost whereas under US GAAP, the noncontrolling interest in the acquiree is measured at fair value at acquisition date upon the adoption of the new accounting standard beginning from January 1, 2009. Such adjustment for the year ended December 31, 2009 and 2010 was caused by the Company’s acquisition of IFE in January 2009 and of CHI in September 2009. The adjustment to ROC GAAP net income represents additional depreciation and amortization expenses recognized under US GAAP due to the difference between the measurement of noncontrolling interests at historical cost and fair value. The adjustment to stockholders’ equity represents the difference for the measurement of noncontrolling interests at historical cost and fair value after the aforementioned net income adjustment.

k.	Earnings per share

Under ROC GAAP, earnings per share is computed by dividing income attributable to stockholders of the parent by the weighted average number of shares outstanding in each period, which is retroactively adjusted to the beginning of the year for stock dividends and stock bonuses prior to 2008. Starting from 2008, shares for stock bonuses to employees are included in the calculation of weighted-average number of shares outstanding from the date of issuance.

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

			Year Ended December 31
			2008	2009	2010
			NT$	NT$	NT$	US$ (Note 3)
			(In Millions)

Net income

Consolidated net income under ROC GAAP			$45,792	$44,495	$48,558	$1,666
Adjustments:
a.	Property, plant and equipment
	1.	Adjustments of gains and losses on disposal of property, plant and equipment	2	24	25	1
	2.	Adjustments for depreciation expenses	312	158	122	4
b.	10% tax on unappropriated earnings		191	110	(380)	(13)
c.	Employee bonuses and remuneration to directors and supervisors		(3,993)	—	—	—
d.	Revenues recognized from deferred income of prepaid phone cards		798	615	258	9
e.	Revenues recognized from deferred one-time connection fees		1,918	1,426	1,118	38
f.	Share-based compensation		(22)	(17)	(5)	—
g.	Defined benefit pension plan		(1)	1	—	—
i.	Income tax effect of US GAAP adjustments		(743)	(982)	(462)	(16)
j.	Noncontrolling interests of acquired subsidiaries		—	(8)	(9)	—
	Other minor GAAP differences not listed above		(42)	(7)	(34)	(1)

Net adjustment			(1,580)	1,320	633	22

Consolidated net income based on US GAAP			$44,212	$45,815	$49,191	$1,688

Attributable to
	Stockholders of the parent		$43,664	$45,096	$48,274	$1,657
	Noncontrolling interests		548	719	917	31

			$44,212	$45,815	$49,191	$1,688

			December 31
			2008	2009	2010
			NT$	NT$	NT$	US$ (Note 3)
			(In Millions)

Stockholders’ equity

Total stockholders’ equity based on ROC GAAP			$379,694	$378,964	$368,603	$12,649
Adjustments:
a.	Property, plant and equipment
	1.	Capital surplus reduction	(60,168)	(60,168)	(60,168)	(2,065)
	2.	Adjustment on depreciation expenses, and disposal gains and losses	3,959	4,141	4,288	147
	3.	Adjustments of revaluation of land	(5,813)	(5,803)	(5,803)	(199)
b.	10% tax on unappropriated earnings		(4,147)	(4,037)	(4,417)	(151)
d.	Deferred income of prepaid phone cards
	1.	Capital surplus reduction	(2,798)	(2,798)	(2,798)	(96)
	2.	Adjustment on deferred income recognition	1,925	2,540	2,798	96
e.	Revenues recognized from deferred one-time connection fees
	1.	Capital surplus reduction	(18,487)	(18,487)	(18,487)	(634)
	2.	Adjustment on deferred income recognition	13,156	14,582	15,700	539
f.	Share-based compensation
	1.	Adjustment on capital surplus	15,683	15,700	15,705	539
	2.	Adjustment on retained earnings	(15,683)	(15,700)	(15,705)	(539)
g.	1.	Accrual for accumulative other comprehensive income under pension guidance	22	(1)	(608)	(21)
	2.	Accrual for pension cost	(29)	(28)	(28)	(1)
h.	Adjustment for pension plan upon privatization
	1.	Adjustment on capital surplus	1,782	1,782	1,782	61
	2.	Adjustment on retained earnings	(9,665)	(9,665)	(9,665)	(331)
i.	Income tax effect of US GAAP adjustments		6,217	5,238	4,776	164
j.	Noncontrolling interests of acquired subsidiaries		—	28	19	1
	Other GAAP differences not listed above		201	184	150	4

Net adjustment			(73,845)	(72,492)	(72,461)	(2,486)

Total equity based on US GAAP			$305,849	$306,472	$296,142	$10,163

Attributable to
	Stockholders of the parent		$302,802	$302,799	$292,232	$10,029
	Noncontrolling interests		3,047	3,673	3,910	134

			$305,849	$306,472	$296,142	$10,163

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)
Changes in equity based on US GAAP

Balance, beginning of year	$320,538	$305,849	$306,472	$10,517
Consolidated net income	44,212	45,815	49,191	1,688
Unrealized gain (loss) on available-for-sale securities	(2,301)	1,833	649	23
Unrealized gain on available-for-sale securities held by investees	(7)	—
Employee stock bonus	3,302	—	—	—
Cumulative translation adjustment for foreign-currency investments held by investees	31	(22)	(119)	(4)
Increase in interest on issuance of stock by investees	64	(10)	7	—
Cash dividends	(40,716)	(37,139)	(39,369)	(1,351)
Capital reduction	(19,116)	(9,697)	(19,394)	(666)
Defined benefit pension plan adjustment	(11)	(68)	(605)	(21)
Decrease in noncontrolling interests	(147)	(89)	(690)	(23)

Balance, end of year	$305,849	$306,472	$296,142	$10,163

Attributable to
Stockholders of the parent	$302,802	$302,799	$292,232	$10,029
Noncontrolling interests	3,047	3,673	3,910	134

	$305,849	$306,472	$296,142	$10,163

The following US GAAP condensed balance sheets as of December 31, 2009 and 2010, and statements of income for the years ended December 31, 2008, 2009 and 2010 have been derived from the audited consolidated financial statements and reflected the adjustments presented above.

	December 31
	2009	2010
	NT$	NT$	US$ (Note 3)
	(In Millions)

Assets
Current assets	$115,050	$121,233	$4,160
Long-term investments	8,072	12,847	441
Property, plant and equipment, net	248,797	241,689	8,294
Intangible assets	7,680	6,913	237
Other assets	5,734	7,822	269

Total assets	$385,333	$390,504	$13,401

Liabilities and equities
Liabilities
Current liabilities	$70,907	$83,235	$2,856
Long-term liabilities	7,954	11,127	382

Total liabilities	78,861	94,362	3,238

Equity attributable to stockholders of the parent
Capital stock - NT$10 (US$0.3) par value	96,968	77,574	2,662
Capital surplus	132,742	132,919	4,562
Retained earnings	73,553	82,289	2,824
Other comprehensive income	(464)	(550)	(19)

Total equity attributable to stockholders of the parent	302,799	292,232	10,029

Noncontrolling interests	3,673	3,910	134

Total equity	306,472	296,142	10,163

Total liabilities and equity	$385,333	$390,504	$13,401

Certain accounts have been reclassified to conform to the US GAAP presentation requirements. Under US GAAP, gains and losses on disposal of property, plant and equipment and other assets and impairment loss on property, plant and equipment and other assets and loss arising from natural calamities are included in operating expenses whereas under ROC GAAP, such accounts are included in non-operating expenses.

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions Except Per Share Amounts)

Net revenues	$204,352	$200,369	$203,773	$6,993
Operating costs and expenses	147,086	141,817	145,166	4,982

Income from operations	57,266	58,552	58,607	2,011
Non-operating income, net	1,391	877	555	19

Income before income tax	58,657	59,429	59,162	2,030
Income tax expense	(14,445)	(13,614)	(9,971)	(342)

Consolidated net income	$44,212	$45,815	$49,191	$1,688

Attributable to
Stockholders of the parent	$43,664	$45,096	$48,274	$1,657
Noncontrolling interests	548	719	917	31

	$44,212	$45,815	$49,191	$1,688

Basic earnings per share	$4.52	$4.65	$4.98	$0.17

Diluted earnings per share	$4.51	$4.64	$4.96	$0.17

Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	9,661,309	9,696,808	9,696,808	9,696,808

Diluted	9,681,990	9,725,614	9,725,461	9,725,461

Net income per pro forma equivalent ADSs
Basic	$45.19	$46.51	$49.78	$1.71

Diluted	$45.09	$46.36	$49.64	$1.70

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	966,131	969,681	969,681	969,681

Diluted	968,199	972,561	972,546	972,546

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

Statements of comprehensive income for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)

Comprehensive income
Consolidated net income	$44,212	$45,815	$49,191	$1,688

Other comprehensive income:
Cumulative translation adjustments for foreign-currency investments held by investees	31	(22)	(119)	(4)
Unrealized gain on available-for-sale securities held by investees	(7)	—	—	—
Unrealized gain (loss) on available-for-sale securities	(2,301)	1,833	649	23
Defined benefit pension plan adjustment	(11)	(68)	(605)	(21)

	(2,288)	1,743	(75)	(2)

	$41,924	$47,558	$49,116	$1,686

Attributable to
Stockholders of the parent	$41,385	$46,843	$48,189	$1,654
Noncontrolling interests	539	715	927	32

	$41,924	$47,558	$49,116	$1,686

The components of accumulated other comprehensive income (loss) were as follows:

	December 31
	2009	2010
	NT$	NT$	US$ (Note 3)
	(In Millions)

Cumulative translation adjustments for foreign-currency investments held by investees	$7	$(112)	$(4)
Unrealized gain (loss) on available-for-sale securities	(439)	210	7
Defined benefit pension plan adjustment	(47)	(652)	(22)

	$(479)	$(554)	$(19)

Disclosures about defined benefit plan adjustment recognized in other comprehensive income were as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)

Amounts recognized in other comprehensive income
Net prior service cost, pretax	$(57)	$6	$4	$—
Net actuarial loss, pretax	72	73	804	28
Deferred tax asset	(4)	(11)	(203)	(7)

Net impact in accumulated other comprehensive loss	$11	$68	$605	$21

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. standards. In addition, the effect of change on consolidated subsidiaries, which was shown as a separate item under ROC standards, is reclassified to investing activities under U.S. standards. As discussed in Note 4, beginning from 2009, bonuses paid to employees, directors and supervisors are classified as operating activities for purposes of the statement of cash flows when paid under R.O.C. standards. Therefore, the reclassification of bonuses paid to employees, directors and supervisors under U.S. standards is no longer required beginning from 2009. Summarized cash flow data by operating, investing and financing activities in accordance with U.S. standards are as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)

Net cash flows (outflows) from:
Operating activities	$89,484	$77,246	$84,840	$2,912
Investing activities	(33,961)	(28,755)	(20,127)	(691)
Financing activities	(50,512)	(56,513)	(47,034)	(1,614)
Effects of exchange rate change on cash and cash equivalents	31	(7)	(63)	(2)
Cash balance of SHE upon its consolidation	13	—	—	—

Net increase in cash and cash equivalents	5,055	(8,029)	17,616	605
Cash and cash equivalents, beginning of year	76,233	81,288	73,259	2,514

Cash and cash equivalents, end of year	$81,288	$73,259	$90,875	$3,119

37.	ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.	Recent accounting pronouncements

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for the Company for the year ending December 31, 2010. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (VIE). The new guidance modifies the approach for determining the primary beneficiary of a variable interest entity (“VIE”). Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for the Company for the year ending December 31, 2010. Based on the Company’s analysis, the adoption of the new guidance did not result in the identification of additional VIEs where the Company is the primary beneficiary or the deconsolidation of any existing VIEs.

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard will be effective for the Company on a prospective basis as of January 1, 2011. The Company is currently evaluating the impact of the adoption of the update.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of the update.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010. Early adoption is permitted. The Company will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate. The Company does not expect the new accounting standard will have a material impact on the Company financial statements.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

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

The Compensation expenses related to stock options were NT$22 million, NT$17 million and NT$6 million for 2008, 2009 and 2010, respectively. There is no income tax benefit effect related to share-based compensation arrangements.

The weighted average remaining contractual term and aggregate intrinsic value of options under the foregoing plans as of December 31, 2010 were as follows:

	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In Years)	NT$ (In Millions)

Options outstanding	2.58	117
Options exercisable	2.45	94

The aggregate intrinsic value in the above table represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

SENAO did not grant any options in 2008, 2009 and 2010.

Total intrinsic values of options exercised for the years ended December 31, 2008, 2009 and 2010 were NT$117 million, NT$113 million and NT$110 million, respectively. Total fair values of shares vested during the years ended December 31, 2008, 2009 and 2010 were NT$238 million NT$252 million and NT$164 million, respectively.

A summary of the status of the Company’s nonvested shares as of December 31, 2010 and changes during the year ended December 31, 2010 is presented below:

	Shares in Thousand	Weighted- average Grant-date Fair Value

Nonvested at January 1, 2010	9,323	$30.92
Granted	—	—
Vested	(4,075)	23.40
Forfeited	(145)	37.60

Nonvested at December 31, 2010	5,103	36.15

As of December 31, 2010, there was NT$2 million of total unrecognized compensation expense related to nonvested options. The expense is expected to be recognized over a weight-average period of 1.29 years.

The compensation expenses were determined by calculating the fair value of each option grant using the Black-Scholes option-pricing model. SENAO used the following weighted-average assumptions in calculating the fair value of the options granted:

Year Ended December 31, 2010

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

c.	Marketable securities

	December 31, 2009
	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Open-end mutual funds	$16,832	$90	$552
Domestic listed stocks	500	28	4
Corporate bonds	103	1	—
Real estate investment trust fund	102	7	9

	17,537	126	565

Held-to-maturity securities
Corporate bond	4,532	1	39
Bank debentures	498	3	1

	5,030	4	40

	$22,567	$130	$605

	December 31, 2010
	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Open-end mutual funds	$1,562	$14	$23
Domestic listed stocks	527	236	19
Corporate bonds	102	1	—

	2,191	251	42

Held-to-maturity securities
Corporate bond	9,868	326	96
Bank debentures	504	1	5

	10,372	327	101

	$12,563	$578	$143

The Company’s gross realized gains on the sale of investments for the years ended December 31, 2008, 2009 and 2010 were NT$131 million, NT$553 million and NT$476 million, respectively. The Company’s gross realized losses on the sale of investments for the years ended December 31, 2008, 2009 and 2010 were NT$1,014 million, NT$695 million and NT$654 million, respectively.

The carrying amounts at December 31, 2010 for debt securities classified as available-for-sale securities and held-to-maturity by contractual maturity are shown below.

December 31, 2010
NT$
(In Millions)

Due within one year or less	$1,964
Due after one year through four years	8,510

$10,474

The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position as of December 31, 2010:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Open-end-mutual funds	$1,089	$(23)	$—	$—	$1,089	$(23)
Domestic listed stocks	149	(19)	—	—	149	(19)
Corporate bond	1,986	(96)	—	—	1,986	(96)
Bank debentures	199	(5)	—	—	199	(5)

	$3,423	$(143)	$—	$—	$3,423	$(143)

The gross unrealized losses related to mutual funds, stocks, corporate bonds and bank debentures were due to fair value fluctuations. The Company reviewed its investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors that were considered in determining whether a loss is other-than-temporary included but were not limited to, the length of time and extent to which fair value has been less than the cost basis, credit quality and the Company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As a result, the Company determined that aforementioned investments with unrealized losses were not deemed to be other-than-temporarily impaired as of December 31, 2010.

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

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable.

Assets and liabilities measured at fair value on a recurring basis

The following table presents our assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2010:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Derivatives - currency swap contracts	$—	$7	$—	$7
Convertible bonds	34	—	—	34
Available-for-sale securities
Open-end mutual funds	16,832	—	—	16,832
Domestic listed stocks	500	—	—	500
Corporate bonds	—	103	—	103
Real estate investment trust	102	—	—	102

	$17,468	$110	$—	$17,578

Liabilities
Derivative - forward exchange contracts	$—	$1	$—	$1

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Derivatives - currency swap contracts	$—	$34	$—	$34
Convertible bonds	43	—	—	43
Available-for-sale securities
Open-end mutual funds	1,562	—	—	1,562
Domestic listed stocks	527	—	—	527
Corporate bonds	—	102	—	102

	$2,132	$136	$—	$2,268

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

Corporate bonds are valued using market-based observable inputs including duration, yield rate and credit rating.

Assets measured at fair value on a nonrecurring basis

The tables below set out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2009 and 2010:

	For the Year Ended December 31, 2009
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Cost method investees - ETS, and DIG	$—	$—	$24	$20

Other assets	$—	$—	$—	$5

	For the Year Ended December 31, 2010
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Cost method investees –DIG, A2P, ChipSip and CMI	$—	$—	$40	$59

Other assets	$—	$—	$28	$66

The Company evaluated its cost method investees for impairment by using valuation models based on discounted future cash flows because there are no quoted fair value for such investments. Cost method investees held with a carrying amount of NT$44 million were written down to their fair value of NT$24 million, resulting in an impairment charge of NT$20 million, which was included in earnings for year ended December 31, 2009, and cost method investees held with a carrying amount of NT$99 million were written down to their fair value of NT$40 million, resulting in an impairment charge of NT$59 million, which was included in earnings for year ended December 31, 2010.

Certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test, other non-financial long-lived assets and idle assets measured at fair value for impairment assessment. The Company calculates these fair values using the market approach which includes recent market condition and other economic factors as their fair value inputs. Other assets held with a carrying amount of NT$5 million were written down to their fair value of nil, resulting in an impairment charge of NT$5 million, which was included in earnings for year ended December 31, 2009, and other assets held with a carrying amount of NT$94 million were written down to their fair value of NT$28 million, resulting in an impairment charge of NT$66 million, which was included in earnings for year ended December 31, 2010.

e.	Advertising and promotion expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$3,689 million, NT$3,413 million and NT$3,227 million for the years ended December 31, 2008, 2009 and 2010, respectively.

f.	Income tax

Effective from January 1, 2007, the Company adopted the guidance of income taxes uncertainties. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with the guidance is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the Company’s estimates. The adoption of the guidance did not have a material impact on the Company.

The Company did not identify significant unrecognized tax benefits for the year ended December 31, 2008, 2009 and 2010. The Company did not incur any interest or penalties related to potential underpaid income tax expenses.

g.	Estimated aggregate amortization expense of intangible assets

As of December 31, 2010, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Year	Amount
NT$
(In Millions)

2011	$975
2012	875
2013	819
2014	779
2015	768
2016 and thereafter	2,357

h.	Loss contingency on litigation

The Company is involved in various legal proceedings of a nature considered in the ordinary course of its business. It is the Company’s policy to provide for reserves related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable. The Company recorded an additional accrual in 2010 of NT$30 million and the loss contingency reserve balance at December 31, 2010 was approximately NT$50 million.

The Company believes that the various asserted claims and litigation in which the Company is involved will not materially affect its financial condition or results of operations although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.