Form 20-F
period 2011-12-31
CHUNGHWA TELECOM CO LTD
filed 2012-04-20
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2011

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes   ☒ No

*              Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2011

ii

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

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$”, “US$” and “U.S. dollars” mean United States dollars.

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

These forward-looking statements are generally indicated by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “aim,” “seek,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions, many of which are beyond our control. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You should not place undue reliance on these statements, which apply only as of the date of this annual report. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences include, but are not limited to, those discussed under “Item 3. Key Information—D. Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements. The forward looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

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

A. Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2009, 2010 and 2011, and the selected balance sheet data as of December 31, 2010 and 2011 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected income statement and cash flow data for the years ended December 31, 2007 and 2008, and the selected balance sheet data as of December 31, 2007, 2008 and 2009 set forth below, are derived from our audited consolidated financial statements not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the Republic of China, or R.O.C. GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP, as further explained under note 36 to our consolidated financial statements included herein.

	Year Ended December 31,
	2007(1)	2008(1)	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Income Statement Data:
R.O.C GAAP
Net revenues	197.4	201.7	198.4	202.4	217.5	7.2
Operating costs(1)	(106.7)	(113.5)	(112.7)	(115.3)	(131.5)	(4.4)
Gross profit	90.7	88.2	85.7	87.1	86.0	2.8
Operating expenses(1)	(30.4)	(29.6)	(29.3)	(29.7)	(30.9)	(1.0)
Income from operations	60.3	58.6	56.4	57.4	55.1	1.8
Non-operating income and gains(2)	2.5	3.4	1.4	1.0	1.9	0.1
Non-operating expenses and losses(2)	(1.0)	(2.3)	(0.6)	(0.7)	(0.3)	—
Income before income tax	61.8	59.7	57.2	57.7	56.7	1.9
Income tax expense	(13.1)	(13.9)	(12.7)	(9.1)	(8.6)	(0.3)
Consolidated net income	48.7	45.8	44.5	48.6	48.1	1.6
Attributable to:
Stockholders of the parent	48.2	45.0	43.8	47.6	47.1	1.6
Minority interests	0.5	0.8	0.7	1.0	1.0	—
	48.7	45.8	44.5	48.6	48.1	1.6

	Year Ended December 31,
	2007(1)	2008(1)	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Earnings per share:
Basic	4.94	4.64	4.51	4.91	6.04	0.20
Diluted	4.93	4.63	4.50	4.89	6.03	0.20
Earnings per ADS equivalent:
Basic	49.35	46.42	45.16	49.10	60.43	2.00
Diluted	49.35	46.31	45.01	48.95	60.25	1.99
US GAAP
Net revenues	200.9	204.4	200.4	203.8	218.3	7.2
Operating costs and expenses	(138.1)	(147.1)	(141.8)	(145.2)	(161.2)	(5.3)
Income from operations	62.8	57.3	58.6	58.6	57.1	1.9
Non-operating income, net(2)	1.5	1.4	0.8	0.6	1.3	—
Income before income tax	64.3	58.7	59.4	59.2	58.4	1.9
Income tax expense	(14.5)	(14.5)	(13.6)	(10.0)	(9.0)	(0.3)
Consolidated net income	49.8	44.2	45.8	49.2	49.4	1.6
Attributable to:
Stockholders of the parent	49.5	43.7	45.1	48.3	48.4	1.6
Noncontrolling interests	0.3	0.5	0.7	0.9	1.0	—
	49.8	44.2	45.8	49.2	49.4	1.6
Earnings per share:
Basic	5.08	4.52	4.65	4.98	6.22	0.21
Diluted	5.08	4.51	4.64	4.96	6.20	0.20
Earnings per ADS equivalent:
Basic	50.81	45.19	46.51	49.78	62.17	2.05
Diluted	50.80	45.09	46.36	49.64	62.00	2.05

	As of December 31,
	2007(1)	2008(1)	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Balance Sheet Data:
R.O.C GAAP
Working capital	60.6	48.3	54.8	48.5	47.3	1.6
Long-term investments	5.6	8.9	9.1	13.9	19.9	0.7
Properties	330.8	323.0	313.0	305.7	302.6	10.0
Goodwill	0.2	0.2	0.3	0.3	0.2	—
Total assets	469.6	463.6	449.0	454.3	442.9	14.6
Short-term loans	—	0.3	0.8	0.1	0.1	—
Short-term bills payable	—	—	—	0.2	—	—
Current portion of long-term loans	—	—	0.1	0.3	0.7	—
Long-term loans(3)	—	—	0.2	3.1	1.1	—
Deferred income	1.5	2.1	2.5	2.6	2.6	0.1
Other liabilities	11.0	11.8	7.5	7.5	6.9	0.2
Total liabilities	71.8	83.9	70.0	85.7	69.9	2.3
Capital stock	96.7	97.0	97.0	77.6	77.6	2.6
Cash dividend on common shares	34.6	40.7	37.1	39.4	42.9	1.4
Equity attributable to stockholders of the parent	395.0	376.6	375.2	364.6	368.7	12.2
Minority interests in subsidiaries	2.8	3.1	3.8	4.0	4.3	0.1
US GAAP
Total assets	406.2	400.7	385.4	390.5	379.4	12.5
Total liabilities	85.7	94.8	78.9	94.4	78.0	2.6
Capital stock	96.7	97.0	97.0	77.6	77.6	2.6
Equity attributable to stockholders of the parent	317.8	302.8	302.8	292.2	297.3	9.8
Noncontrolling interests	2.7	3.1	3.7	3.9	4.1	0.1

	Year Ended December 31,
	2007(1)	2008(1)	2009	2010	2011
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Cash Flow Data:
R.O.C GAAP
Net cash provided by operating activities	89.0	91.9	77.3	84.8	75.3	2.5
Net cash used in investing activities	(38.6)	(34.5)	(29.5)	(17.4)	(33.1)	(1.1)
Net cash used in financing activities	(44.3)	(52.3)	(56.5)	(47.0)	(65.7)	(2.2)
Net increase (decrease) in cash and cash equivalents	5.6	5.1	(8.0)	17.6	(23.5)	(0.8)

Other Financial Data:
R.O.C GAAP
Gross margin(4)	46%	44%	43%	43%	39%	39%
Operating margin(5)	31%	29%	28%	28%	25%	25%
Net margin(6)	24%	22%	22%	24%	22%	22%
Capital expenditures	25.1	30.1	25.5	24.6	26.9	0.9
Depreciation and amortization	39.8	38.2	36.3	34.1	32.3	1.1
Cash dividends declared per share	4.26 (7)	3.83 (7)	4.06 (7)	5.52 (7)	5.46 (8)	0.18 (8)
Stock dividends declared per share	2.10	1.00	—	—	— (8)	— (8)

(1)         As a result of the adoption of Interpretation 96-052 issued by the Accounting and Research Development Foundation, or ARDF, in the Republic of China, beginning from January 1, 2008, bonuses paid to employees, directors, and supervisors are recognized as an expense rather than an appropriation of earnings, and we accrued NT$1,891 million, NT$1,964 million, NT$2,358 million and NT$2,344 million (US$77.4 million) in 2008, 2009, 2010 and 2011, respectively. Some portion of the aforementioned amounts of NT$41 million, NT$39 million, NT$46 million and NT$49 million (US$1.6 million) were capitalized as part of property, plant and equipment. Interpretation 96-052 is effective for the financial statements beginning after January 1, 2008, thus we did not retrospectively restate our financial statements for the year of 2007.

(2)         Includes interest income of NT$1,453 million, NT$1,916 million, NT$479 million, NT$475 million and NT$682 million (US$22.5  million) for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 respectively, and interest expense of NT$15 million, NT$4 million, NT$15 million. NT$107 million and NT$31 million (US$1.0  million) for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 respectively.

(3)         Excludes current portion of long-term loans.

(4)         Represents gross profits divided by net revenues.

(5)         Represents income from operations divided by net revenues.

(6)         Represents net income attributed to stockholders of the parent divided by net revenues.

(7)         Dividends for 2007, 2008, 2009 and 2010, in U.S. dollars were US$0.13, US$0.12, US$0.14 and US$0.18, respectively. The amounts were calculated using the exchange rates of the subsequent years for convenience translation.

(8)         Dividends for 2011 are expected to be declared at our 2012 annual general stockholders’ meeting scheduled for June 2012.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2011 have been translated into U.S. dollar amounts using US$1.00=NT$30.27, set forth in the statistical release of the Federal Reserve Board on December 30, 2011. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or New Taiwan dollars, as the case may be, at any particular rate or at all. On April 13, 2012, the exchange rate was NT$29.48 to $1.00.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end exchange rates of the New Taiwan dollar, expressed in New Taiwan dollar per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Year Ended December 31,	Average(1)	High	Low	At Period End
2007	32.41	33.41	32.26	32.43
2008	31.51	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
October	30.26	30.67	29.86	29.91
November	30.22	30.43	30.02	30.31
December	30.25	30.28	30.10	30.27
2012 (through April 13)	29.49	30.28	29.37	29.48
January	29.99	30.28	29.61	29.61
February	29.53	29.65	29.37	29.37
March	29.52	29.61	29.37	29.50
April (through April 13)	29.50	29.55	29.45	29.48

Source:      Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)         Annual averages are calculated using the average of exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Relating to Our Company and the Taiwan Telecommunications Industry

The recent global macroeconomic events could cause disruptions to our customers and their demand for telecommunications services. Demand for our products has been, and will continue to be, adversely affected by overall macroeconomic conditions.

The recent global macroeconomic events could have a negative impact on businesses around the world. For example, on August 5, 2011, Standard & Poor’s lowered its long term sovereign credit rating on the United States of America from AAA to AA+. In addition, the ongoing European sovereign debt crisis that started in 2009 has also had a negative impact on the credit ratings of several European countries and general market sentiment. These downgrades could have material adverse impacts on financial markets and economic conditions throughout the world. In general, the recent global economic crisis has caused weak consumer confidence and diminished consumer and business spending, which have had a negative impact on the general market demand for telecommunications services around the world.. As exports account for a significant portion of Taiwan’s economy, any global macroeconomic recessions could also have a significant impact on Taiwan’s economy. These recent global macroeconomic events could have a material adverse effect on our results of operations and business prospects and cause the trading price of our common shares and ADSs to decline.

As an internet service provider, we may not be able to protect our customers and their information from cyber attacks, nor protect our services from disruptions due to cyber security breaches. Since we also provide value-added services via the internet, we may also be subject to administrative penalties due to our failure to protect public interest from harmful content on the internet.

As an internet service provider, our system is susceptible to cyber security risks, including hijack attacks, phishing attacks, hacker’s intrusions to steal customer’s information and distributed denial-of-service (DDoS) attacks. Our online services such as e-bills and multiple payment options through the internet are also vulnerable to cyber attacks. These attacks may disrupt our services and cause leakage of our customers’ personal information, which may result in significant damages and material adverse effect to our customers and our operations. We cannot assure you that our data protection measures are sufficient to prevent any data leakage or disruption of our service due to cyber attacks. We may suffer negative consequences, such as remedial costs, increased cybersecurity protection costs, lost revenues, litigation and reputational damage due to cyber attacks.

Furthermore, the R.O.C. legislator may, from time to time, imposes obligations on us for protecting public interest from harmful content on the internet. For example, according to the newly amended R.O.C. Children and Youth Welfare Act that became effective on November 30, 2011, we are required to take precautionary measures to protect minor children from accessing to offensive or obscene content on internet that is harmful for their physical and mental health. If we fail to comply with these requirements, we may be subject to administrative fines ranging from NT$60,000 to NT$300,000.

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

Currently, our regulator is the National Communications Commission, or the NCC, which was formed on March 1, 2006 in accordance with the National Communications Commission Organization Law, or the NCC Organization Law, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the National Communications Commission.

We have been designated by the government as a dominant provider of fixed communications and mobile services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the National Communications Commission. For example, the regulation governing the setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, then our competitiveness, market position and profitability will be materially and adversely affected. According to the Fixed Network Regulations, we are still required to submit a report to the National Communications Commission within 20 days after our shareholders approves the entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of our business or assets; taking over of the whole of the business or assets of any other company which would have significant impact on our operations. The National Communications Commission also amended the Wireless Regulations and the Third Generation Mobile Telecommunications on April 3, 2009 to impose a similar requirement requiring us to submit a report within 20 days after our shareholders approves one of the above matters or our capital reduction. We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized, the Legislative Yuan has not yet abolished the Statute of Chunghwa Telecom Co., Ltd., and at this time, the Statute of Chunghwa Telecom Co., Ltd. is still applicable to us. Under the Statute of Chunghwa Telecom Co., Ltd., the Ministry of Transportation and Communications has the authority to regulate aspects of our business. Any such regulation could be burdensome or conflict with regulations of the National Communications Commission or may otherwise adversely affect our business, financial condition and results of operations. The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For instance, the National Communications Commission adopted a three-year price reduction plan from April 2007 to March 2010 and a second round three-year price reduction plan from April 2010 to March 2013, resulting in a number of price reductions in the tariff structures relating to our domestic fixed communications and mobile communications services. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff Adjustments”. We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues. In addition, as requested by Legislative Yuan and National Communications Commission, we implemented a discounted tariff for telecommunication services from Kinmen, Matsu and Penghu Islands to Taiwan in April 1, 2011. We further applied one single tariff to all the telecommunication services for the entire country since January 2012. Due to such adjustment of tariff, telecommunication services which  used to be charged as long-distance telecommunication are now charged at a lower rate. Such adjustment of our tariff may have material adverse effect on the revenues of our fixed communications business.

According to a domestic news article, an official from the NCC was publicly quoted saying that he believed that the Telecommunications Act should be amended to force us to implement network separation of the last mile network infrastructure to promote competition.  Network separation would force us to divest our last-mile network infrastructure, so all telecommunications providers would have equal competition and access to the last-mile network infrastructure.  Although there is no definitive proposal being discussed by the NCC yet, any type of forced network separation could have a material adverse effect on our business and results of operations.

If we are unable to obtain and maintain the licenses to operate our business, our business prospects and future results of operations would be adversely affected.

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, there are currently three mobile network operators that offer 2G mobile services in Taiwan. The licenses granted by the R.O.C. government authorities for operating 2G mobile services on the 900MHz and 1800MHz spectrum can be extended to June 2017 based on operator’s request for extension, according to Executive Yuan’s announcement on November 22, 2010. We filed a request with the NCC to extend our 2G license to June 2017 on November 29, 2011, which is currently under review by the NCC. The Executive Yuan also announced that the rights to use the 2G frequency spectrum will be sold at an auction for technology neutral usage and further announced in November 2010 that the 4G license auction will be held before June 2015. However, according to a recent domestic media report, the timing for the 4G license auction could be advanced to June 2014. We cannot assure you that we will be able to extend the validity of our licenses or obtain the licenses that we need in the future.  If we are unable to successfully acquire the rights to use the frequency spectrum that we need for our future business operations, our business prospects and future results of operations may be adversely affected which as a result may lead to a material impact on our business revenues.

We have been investigated and fined by the R.O.C. Fair Trade Commission in the past and may continue to be investigated and fined in the future.

As a provider of telecommunication products and services, our business operations are subject to the regulations of the R.O.C Fair Trade Act, or the FTA, which is administered and enforced by the R.O.C. Fair Trade Commission, or the FTC. The FTA requires, among other things, that the marketing and promotional materials of a business to be true and not misleading.  The FTA also prohibits a business from participating or engaging in a cartel or other anti-competitive conduct.  The FTC has the authority under the FTA to investigate and, where appropriate, impose fines and penalties on a business that violates the FTA. The consequences of violating the FTA, depending on the nature of the violation, could be severe.  If the FTC holds a business accountable for making a false or misleading representation in any of its advertisements, it could order the business to stop the distribution or sale of the products or services in question and take other remedial or corrective measures, such as the imposition of monetary fines ranging from NT$50,000 to NT$25,000,000.  If the FTC finds a business liable for participating in a cartel, the FTC could order the business to cease its anti-competitive practices and impose a monetary fine of up to 10% of the gross sales of the business for the most recent fiscal year.

In March 2012, the FTC found us liable for providing misleading representations on the speed of our 50Mbps fiber broadband products in certain advertisements. The FTC consequently ordered us to stop using the relevant advertisements immediately and pay a fine of NT$5 million. As the FTA provides the FTC broad discretion to interpret anti-competition actions and enforce the relevant clauses under the FTA, we are unable to predict whether the FTC would initiate investigation on any of our daily business activities or find us liable for violating the FTA in the future. The investigations of and penalties imposed by the FTC could interrupt our provision of products or services and have a negative impact on our reputation, business operations and results of operations.

Increasing market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

Mobile service providers in Taiwan have been offering 3G mobile services for several years. Smart phones with mobile data packages are becoming popular in recent years. To attract more high-end data users, the other two major operators started to offer free intra-network calling packages bundled with mobile data service. We also adopted comparable promotion packages to attract and maintain our customers. We cannot assure you that the intensified market competition will not affect our growth and profitability.

We also face increased broadband competition from cable operators. Cable operators have been using low-priced internet access packages to attract new customers in specific areas and buildings in Taiwan. They have also been upgrading their networks to DOCSIS 3.0 in order to provide higher speed internet access. DOCSIS refers to Data Over Cable Service Interface Specification, which is an international telecommunications standard that permits the addition of high-speed data transfer to an existing cable TV system. To counter these developments, we keep migrating more of our ADSL customers to FTTx services and to provide even higher speed FTTH access.  The government has mandated the digitization of cable television networks by 2014. In addition, the draft Cable Radio and Television Act proposes to remove the zoning restrictions on service area for cable operators, while cable operators remain subject to the restriction that the market share of any single cable operator cannot exceed one third. This draft has been approved by the Executive Yuan and submitted to the Legislative Yuan. As cable operators will be allowed to provide digital cable services throughout Taiwan and be able to provide high definition cable TV with more channels as well as high speed cable modem services, we could face increased competition for our broadband access services and multimedia on demand, or MOD IPTV services. If we are unable to compete successfully with the cable operators for broadband access services and MOD businesses, our results of operations could be impacted.

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

If we fail to maintain our service quality due to insufficient network capacity, our revenue growth, profitability and reputation may suffer.

In 2011, there were complaints from the general public about our mobile data network congestion.  To address the situation, we adopted measures such as offering a 20% discount of the mobile data monthly fees until the end of 2012 for customers whose monthly data usage volume was less than one gigabyte, constructing additional base stations with HSPA+ capability and increasing the number of WiFi access points to offload data usage from our mobile data network.  However, we cannot assure you that these measures will be able to adequately address the mobile data network congestion.  Although we will continue to enhance our network quality and capacity in the future, data usage has been increasing as well, so we cannot assure you that we will be able to keep pace with the growth in data usage.  If the quality of our service decreases due to insufficient network capacity, our business, results of operations and reputation could be materially and adversely affected.  In addition, we may also be sanctioned by the regulatory authorities and may be forced to devote more capital expenditures to resolve these problems.

If we fail to maintain a good relationship with our labor union, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

In accordance with the articles of association of Chunghwa Telecom Workers Union, besides the chief manager of each department, all of our employees are members of our principal labor union, the Chunghwa Telecom Workers Union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. Despite having taken measures to improve relations, increase cooperation and ensure mutual benefit with our labor union, such as increasing channels of communications by holding periodic labor resource review meetings and guaranteeing a labor union seat on our board of directions, we cannot assure you that we will be able to maintain a good relationship with our labor union. Any deterioration of our relationship with our labor union could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation.

We may not realize the benefits we expect from our investments, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2011, we made capital expenditures for our domestic fixed communications of NT$16.6 billion (US$547.4 million), our mobile communications business of NT$4.3 billion (US$143.2 million), our internet business of NT$3.8 billion (US$123.7 million), our international fixed communications business of NT$1.5 billion (US$50.5 million) and our other businesses of NT$0.7 billion (US$23.1 million). In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to incur substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing our expected return from our investments.

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

In 2011, we recognized an other-than-temporary impairment loss of NT$148 million (US$4.9 million) for financial assets carried at cost due to adverse changes in market conditions and operating performance that was below expectations. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order for us to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and High Speed Packet Access, or HSPA, and HSPA+ mobile network. Furthermore, the 4G licenses are scheduled to be awarded before June 2015. We expect to devote additional capital expenditure to the network building for Long Term Evolution, or LTE, network. In addition, to meet the increasingly robust high-bandwidth requirements of digital convergence services, we will expand construction of fiber optic networks, including passive optical networks, or PONs and optical distribution networks, or ODNs. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the Taiwan and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry any insurance to cover damages caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. For example, in 2011, losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons were approximately NT$1.0 million (US$0.03 million) as recorded in non-operating expenses under R.O.C GAAP. The occurrence of any natural disasters could impact our ability to deliver services and have a negative effect on our results of operations.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are always evaluating new growth opportunities in the broader telecommunications industry and are expecting to be transformed into an Information and Communications Technology, or ICT, service provider. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new and unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our mobile data services is substantially dependent on the availability of  mobile data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our mobile data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected.

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

As of December 31, 2011, the Republic of China government, through the Ministry of Transportation and Communications, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the Ministry of Transportation and Communications, may continue to have the ability to control our business, including matters relating to:

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures— Attestation Report of the Registered Public Accounting Firm.”

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

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. The current European debt crisis and related financial restructuring efforts, including in Greece, Italy, Spain, Portugal and Ireland, are contributing to instability in global financial markets, which adversely affects consumer confidence, the cost of borrowing and economic activity. The global slowdown in technology expenditures has also from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. As our business is significantly dependent on economic growth, any uncertainty or further deterioration in economic conditions could have a material adverse effect on our financial condition and results of operations. We cannot assure you that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by deterioration in the Taiwan economy.

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the tense relationship between the Republic of China and the People’s Republic of China, which could adversely affect our financial condition and results of operations.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the Republic of China and the PRC, such as the engagement of Economic Cooperation Framework Agreement (ECFA) in 2010, relations may become strained again. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Past developments in relations between the Republic of China and the PRC have on occasion depressed the market prices of the securities of companies in the Republic of China. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities. In addition, the complexities of the relationship between the R.O.C. and PRC require companies involved in cross-strait business operations to carefully monitor its actions and manage its relationships with both R.O.C. and PRC governments. In the past, companies in the R.O.C., including us, have received minor sanctions such as travel restrictions or minor monetary fines by the R.O.C. and/or PRC governments. We cannot assure you that we will be able to successfully manage our relationships with the R.O.C. and PRC governments for our cross-strait business operations, which could have an adverse effect on our ability to expand our business and conduct cross-strait business operations.

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

Our common shares are traded on the Taiwan Stock Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the Taiwan Stock Exchange. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In recent years, the Taiwan Stock Exchange Index reached a peak of 10,202.20 in February 2000 and subsequently fell to a low of

3,446.26 in October 2001. During 2011, the Taiwan Stock Exchange Index peaked at 9,145.35 on January 28, 2011, and reached a low of 6,633.33 on December 19, 2011. On April 13, 2012, the Taiwan Stock Exchange Index closed at 7,788.27. The Taiwan Stock Exchange has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the National Communications Commission on March 1, 2006, the National Communications Commission replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the NCC Organization Law. The National Communications Commission and the Ministry of Transportation and Communications reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the Ministry of Transportation and Communications on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 13, 2012, foreign direct holdings of our outstanding share capital is at 17.22%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the National Communications Commission will exercise its authority over us, and the National Communications Commission could decline to raise, or determine to reduce, this foreign ownership limitation.

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

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. As an integrated telecommunications service provider, our principal services include:

•                  domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, MOD services, domestic data services and domestic other services;

•                  mobile communications services, including mobile services, sales of mobile handsets and data cards and mobile other services;

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

In addition to these traditional telecommunication services, we also focus on selected ICT services and advanced development, such as cloud computing.

For each of our key services, we enjoy leading positions across a number of areas in terms of both revenues and customers:

•                  we are Taiwan’s largest provider of fixed communications services; we are Taiwan’s largest mobile communications service provider;

•                  we are Taiwan’s largest broadband access provider; and

•                  we are Taiwan’s largest internet service provider.

In 2011, our revenues under R.O.C. GAAP were NT$217.5 billion (US$7.2 billion), our consolidated net income was NT$48.1 billion (US$1.6 billion) and our basic earnings per share was NT$6.04 (US$0.20).

In 2011, we made capital expenditures totaling NT$26.9 billion (US$0.9 billion), of which 62 % was related to our domestic fixed communications business, 16% was related to our mobile communications business, 14% was related to our internet business, 6% was related to our international fixed communications business and 2% was related to our other businesses. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Competitive Strengths

We believe that we are well positioned to take advantage of growth opportunities in the telecommunications market in Taiwan as new technologies evolve. In particular, we have maintained our leading market share in mobile communications and internet services since the opening of the Taiwan telecommunications market to competition in 1996. Furthermore, we have enjoyed greater flexibility in making purchasing and other business decisions after we were privatized in August 2005.

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

Broad network coverage. The breadth of our network and our ownership of the so called “last mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provide us with access to existing and potential customers and creates a platform for expanding our services. As of December 31, 2011, substantially all of our installed telephone lines were capable of delivering ADSL services and network coverage of ADSL was approximately 99%. In order to provide higher bandwidth services for our customers, we are constructing our FTTx network. As of December 31, 2011, network coverage of FTTx with speed of 50 Mbps and 100 Mbps was approximately 75% and 24.6%, respectively. In addition, our mobile communications network provides nationwide coverage. Our large cellular spectrum allocation together with our network of 17,973 base stations position us well for the continued expansion of our mobile services in Taiwan.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom”, “emome” and “HiNet” have a reputation for quality and reliability. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 17 operations offices, 326 service centers, 223 exclusive service stores and 6 customer service call centers.  We also offer comprehensive and high-quality point of sale and after sale services in our service centers, stores and over the internet. Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In 2011, we also obtained several domestic and international awards which recognized our service quality, corporate governance and corporate social responsibility. In the Reader’s Digest Trusted Brands Award, we have stood out and won the Platinum Award of Telecom Company in Taiwan for eight consecutive years since 2004. We were also awarded the “Best Companies in Asia” by Euromoney, “Excellence in Corporate Social Responsibility Award” by the Common Wealth Magazine, “Excellent Service Award 2011” by Global Views, “Best Financial Disclosure” in Asia-Pacific and Greater China, and “Bronze Award of Investor Relations Website” in Taiwan by IR Global Rankings.

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

Enhancing position in our leading markets. We expect our mobile value-added service, fixed broadband value-added and information and communication technologies services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement as well as the marketing of our products and services.

Strong capital structure. We believe we have greater financial resources than other telecommunications operators in Taiwan. Our relatively low debt-to-equity capital structure, together with our high levels of cash and operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in broadband internet protocol networks, fiber-optic networks, and 3G/HSPA, HSPA+ mobile communications networks and services. We also have begun making investments in or acquiring other companies which provide complementary telecommunications and internet-related services to further expand our business and offer new products and services.

Advanced network technology. Since 2003, we have developed and upgraded our existing infrastructure for both mobile and fixed line networks. We developed a high-speed internet protocol backbone network, expanded the coverage of our ADSL network and deployed a 3G network. In 2008, we launched a long-term next generation network construction project that will upgrade our local fixed line networks to high-speed packet-based digital networks with FTTx technologies, including FTTC/N, FTTB and FTTH, in order to provide high speed internet, VoIP, MOD and high definition television, or HDTV, services. We have also upgraded our 3G network to HSPA and HSPA+. In 2011, we expanded HSPA/HSPA+ coverage to provide better mobile internet services with speeds of up to 21 Mbps. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. As of March 31, 2012, we employ over 2,213 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2011, our research and development expenses accounted for 1.6% of our revenues under R.O.C. GAAP. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategy

Taiwan has one of the highest fixed line penetration rates in Asia and has also experienced rapid adoption of wireless communications and internet services, including broadband access services. We believe that telecommunications services will evolve over the coming years, driven by a number of technological innovations, including cloud computing, mobile value-added services and Internet of Things. We also believe that the convergence trend of communications technologies will provide a significant competitive advantage to integrated telecommunications service providers that are able to design and construct sophisticated and scalable networks capable of serving as a common platform for a broad range of services.

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

Fixed communications: Our strategy is to maintain our position as the market leader in domestic fixed communications. In addition to our Public Switched Telephone Network, or PSTN, we are working on NGN projects to facilitate network migration into IP Multimedia Subsystem, or IMS. The first stage of our IMS network was completed in March 2009. This is the largest ever NGN deployment that has been constructed in Taiwan, with more than 500,000 subscriber facilities. As of December 31, 2011, the IMS network capacity has been expanded to nearly one million subscribers. To enhance business efficiency and reduce operational expenditures, we constructed a new Multi-Protocol Label Switching-, or MPLS-, based IP backbone to consolidate existing IP networks in September 2008. Based on these facilities, we will collaborate with the third parties to develop new integrated services to retain our customers and generate new revenue streams. For provision of new services, we launched our multimedia value-added services in October 2010. These services include provision of home-based surveillance cameras and daily life information, entertainment and phone services.

Broadband services: We also plan to continue to build on the success of our broadband access services.

•                  We provided ADSL and FTTx services to 4.5 million customers, which represented more than 79.2% of Taiwan’s fixed line broadband customers by the end of 2011. We have successfully migrated many of our customers from low-speed to higher-speed internet access services and upgraded ADSL subscribers to FTTx, which offers an even higher speeds by using fiber optic technology. Approximately 87% of our broadband customers subscribe for downlink speeds of over 2 Mbps, and 53% were with FTTx as of December 31, 2011.

•      We are continuing the build-out of our FTTx infrastructure. Because we typically realize higher average revenue per user for our FTTx internet services, we plan to continue offering various incentives for our ADSL and other internet customers to switch to our FTTx services. In 2011, FTTx revenue has reached 65.4% of our total broadband revenue.

Mobile Communications: We offer our mobile services via both 2G and 3G networks. For 2G, we are using standard of Global System for Mobile Communications or GSM while for 3G, wideband code division multiple access, or WCDMA is adopted. In order to meet the demand from our customers for high-speed mobile data access, we upgraded our 3G mobile service to High-Speed Packet Access, or HSPA technology on September 12, 2006 and to HSPA+ services in 2010. The prevalence of smart devices, such as smart phones and tablet PCs that utilize large amounts of mobile data, has become a challenging task for all mobile operators. We are continuing to develop Heterogeneous Network, or HetNet, to meet such demand. HetNet incorporates macrocell for large area coverage, and small cells including micro cells, pico cells, femtocells and Wi-Fi to increase our data capacity. Our strategy for mobile service includes the following initiatives:

•      Focusing on maintaining our average revenue per user by promoting increased use of wireless value-added services, such as our “emome” service, Java games, ring-back tone services, Hami music, Hami books, Hami Apps, and online shopping;

•      Encouraging our customers to use our 3G and HSPA/HSPA+ services by offering customized mobile handsets combined with attractive value-added services and product packages;

•      Expanding our HSPA+ coverage and enhancing the base station bandwidth up to 42 Mbps to attract more mobile internet customers;

•      Catering for the high bandwidth usage of smart phone and tablet PCs, we have constructed more than 20,000 Wi-Fi Hotspot in 2011 to share some of the data traffic from the mobile network. We are continuing the construction of an additional 10,000 Wi-Fi Hotspot and 100 hot zones in 2012, especially for highly commercial areas and special events, as a cost-effective technology to help offload the 3G/HSPA+ data traffic;

•      Converging fixed communications and mobile communications services to provide customers with access to personalized information through personal computers or mobile handsets; and

•      Taking advantage of our superior brand and network quality to attract our competitors’ customers.

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

Emerging services: Our emerging services include ICT, cloud computing and convergence services. We have been providing ICT services since 2009, including Intelligent Energy Network, or iEN, and Intelligent Transporation System, or ITS, services. Our experience with ICT services positions us well to develop and offer cloud computing services, and we anticipate that cloud computing services could become an important area of growth for telecom operators in the near future. We started to offer hicloud CaaS (Compute as a Service) and provide customers 24-hour installation services in 2010.  We started to offer hicloud Mall in 2011, which allows ISV (Independent Software Vendors) to offer their application software in the hicloud Mall for sale.  In 2012 we also introduced cloud-based multi-screen services providing music, media, news, weather, traffic information, personal information (Hami+ Cloud) and payment services. The integration of platform and network enables our customers to use and purchase the service through their PCs, IPTV (MOD), tablet PCs and smart phones, and cater to users’ needs to utilize value-added services anytime, anywhere with any device. We are continuing to expand the scope and variety of our convergence services to create more value for our customers.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium-sized enterprises and in January 2007 established our Enterprise Business Group. As of December 31, 2011, our Enterprise Business Group is staffed by approximately 379 professionals and offers packaged and customized services, customer-oriented solutions and integrated information and communications services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123.” We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an Interactive Voice Response, or IVR, system. To improve the quality of our customer services, we implemented a customer relationship management system, which encompass, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

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

Personnel costs. We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered voluntary retirement programs once each year since 2005, which resulted in reductions of 5,696 employees. We also hired more than 3,565 new employees after our privatization in August 2005. Since then, we continued to align our organizational structure by integrating various operating units and departments. We will also continue to reallocate our personnel from traditional fixed line services to our growing businesses and to our marketing and customer services departments, as well as exploring outsourcing opportunities where we deem appropriate.

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

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, information and communication technology solutions partners to diversify our business operations and enhance our service offerings. As of the date of this annual report, we have collaborated with more than 600 information content providers, more than 130 customer premises equipment providers, more than 14 internet service providers, more than four internet portal operator and more than 90 information and communication technology solution partners. In 2010, we signed MOUs with some international companies such as Trend Micro, Intel Corporation, Quanta Computer, Sky Cloud Technology and Inventec Corporation to cooperate on ICT and cloud computing businesses. We believe that our experience in running internet data centers and our ability to serve retail customers coupled with the technologies offered by these partners will position us advantageously in this new area. In February 2011, we signed an MOU with HTC to form a strategic partnership to work on customized handsets and share marketing resources. In February 2012, we subscribed for shares of China Airlines in an equity offering and signed an MOU with the airline to form a strategic alliance; please refer to “—Acquisitions and Investments” for further information.

Acquisitions and Investments. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. In addition, after our privatization, we have focused our investment strategy on the development of new businesses and the enhancement of our operation efficiency. Recently we have entered into the following notable transactions:

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

In September 2008, to reinforce our satellite capabilities by replacing the ST-1 telecommunications satellite, we established ST-2 Satellite Ventures Pte., Ltd. in Singapore with our partner SingTelSat Pte., Ltd. Our ownership in ST-2 Satellite Ventures Pte., Ltd. is 38%.

In January 2009, we became a 49% stockholder in InfoExplorer Co., Ltd., a company whose core businesses include IT solution provision, IT application consultation, system integration and package solution. The combination of InfoExplorer’s IT expertise with our communication technology capabilities will boost our information and communication technology profile. The stockholders of InfoExplorer Co., Ltd., at the special meeting of stockholders held on February 25, 2011, approved the merger with International Integrated System Inc. and e-ToYou International, Inc. in accordance with the Business Mergers and Acquisitions Act. Upon the merger on April 1, 2011, InfoExplorer Co., Ltd. became the surviving company and International Integrated System, Inc, or IISI. and e-ToYou International, Inc. were dissolved. The name of the surviving company is “International Integrated System, Inc.” and our shareholding is 33.47%.  After the stockholders’ meeting of IISI held on June 24, 2011, we lost control of the board of directors, and IISI was deconsolidated and going forward the investment is accounted for as an equity method investment.

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

In 2010, we acquired a 6.67% equity interest in Innovation Works Limited, or IW. Our shareholding decreased to 1.93% in 2011 due to issuance of employee options. In June 2010, we invested 13.3% in Innovation Works Development Fund, or IWDF, which was established to support the development of Innovation Works Limited. After IWDF’s US$180 million capital increase in 2011, our shareholding in IWDF decreased to 4.4%. We believe our investment in IW and IWDF, which mainly conduct or invests in mobile internet industry in mainland China, will help open up our business opportunities in e-commerce, mobile internet and cloud computing services in the mainland.

In June 2010, we became a 18.2% stockholder of CQi Energy Infocom Inc., or CQi, which engages mainly in intelligent energy network management services.

In September 2010, we established Chunghwa Precision Test Tech. USA Corporation, that engages in the testing service of semi-conductor components and printed circuit boards.

In March 2011, we established a wholly owned subsidiary Chunghwa Telecom (China) Co., Ltd., which engages mainly in providing services of planning, design, and intergration of information systems.

In May 2011, we established a wholly owned subsidiary Chunghwa Telecom Vietnam Co., Ltd. in Vietnam, which engages mainly in providing International Private Leased Circuit, or IPLC, and Intelligent Energy Network, or iEN, services to Taiwanese enterprises in Vietnam.

In May 2011, we, together with President Chain Store Corporation and EasyCard Corporation established Dian Zuan Integrating Marketing Co., Ltd., or DZIM. As of December 31, 2011, we owned 40% of DZIM.  DZIM engages mainly in information technology services and general advertising services.

In July 2011, we established Chunghwa Sochamp Technology Inc., which mainly engages in license plate recognition systems.  As of December 31, 2011, we owned 51% of Chunghwa Sochamp Technology Inc.

In August 2011, we and United Daily News established a joint venture, Smartfun Digital Co., Ltd., which mainly engages in sales of educational software and providing digital parenting education.  As of December 31, 2011, we owned 65% of Smartfun Digital Co., Ltd.

In September 2011, we invested in Huada Digital Corporation and owned 50% of this company as of December 31, 2011.  Huada Digital Corporation mainly engages in providing software services.

In February 2012, we subscribed for shares of China Airlines in an equity offering and became a 5.1% stockholder of China Airlines Ltd. We expect to leverage the airline’s expertise and operational experience within the tourism and transportation industries to develop relevant Information and Communications Technology services, including intelligent tourism and transportation cloud services. We plan to develop and offer cloud-based tourism services to address the needs of the tourism industry, and we expect China Airlines Ltd. to facilitate the development and penetration of our cloud-based tourism service by introducing our service to potential users.

Please also see notes 1 and 13 to our consolidated financial statements included elsewhere in this annual report for our current strategic investments.

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

We continued our capital reduction plan from 2007 to 2010. We effected the last capital reduction plan in 2010 by reducing 20% capital stock in the amount of NT$19.4 billion. The cash payment of NT$19.4 billion was made on January 25, 2011 to our stockholders.

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, multimedia on demand services, and domestic other services. We are the largest provider of local and domestic long distance telephone services in Taiwan. We also provide interconnection with our fixed line network to other mobile and fixed line operators. Since June 2001, three new operators have begun offering fixed line services. Our revenues from domestic fixed communications services were NT$71.5 billion or 36.0% of our revenues in 2009, NT$70.7 billion, or 34.9% of our revenues in 2010 and NT$79.4 billion, or 36.5% of our revenues, in 2011. In general, we expect that revenues from our domestic fixed communications business as a percentage of our total revenues will continue to decline primarily due to the expansion of our mobile communications services and the general trend of a continued decline in fixed line voice traffic. In 2011, however, our domestic fixed communications business increased as a percentage of our total revenues due to the change in pricing and collections policies for fixed line-to-mobile phone calls.  Since January 1, 2011, the fixed line operator now sets and collects the tariffs for fixed line-to-mobile phone calls, whereas prior to January 1, 2011, these functions were performed by the mobile operator. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Interconnection Arrangements”.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Local telephone revenues:
Usage	10.6	10.0	21.0	693.0
Subscription	17.2	17.0	16.7	552.2
Interconnection	2.5	2.4	1.4	43.8
Pay telephone	0.6	0.5	0.4	14.6
Other	2.3	2.9	2.2	88.5
Total	33.2	32.3	41.7	1,392.1

We provide local telephone services to approximately 12.08 million customers in Taiwan. Our fixed line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 16.7%, 15.9% and 19.2% of our total revenues in 2009, 2010 and 2011, respectively. Approximately 74.1 % of our local telephone customers as of December 31, 2011 were residential customers. We are currently the leader of the local telephone service market, with an average market share of approximately 97.1%, 96.9% and 95.3% in 2009, 2010 and 2011, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31,
	2009	2010	2011
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,120	23,162	23,225
Fixed line customers:
Residential	9,328	9,165	8,948
Business	3,120	3,142	3,133
Total	12,448	12,307	12,081
Growth rate (compared to the same period in the prior year)	(2.2)%	(1.1)%	(1.8)%
Penetration rate (as a percentage of the population)	53.8%	53.1%	52.0%
Lines in service per household	1.19	1.15	1.11

(1)   Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local customer lines has historically been driven by population growth. However, with the development of mobile technologies, this trend has been declining. The number of fixed line customers decreased by 1.1% in 2010 compared to 2009 due to customers replacing fixed lines with mobile services and also as a result of the adverse economic conditions. The number of fixed line customers decreased by 1.8% in 2011 compared to 2010. We attribute the decrease in fixed line customers to a general industry-wide trend of migrating from fixed line services to mobile and internet telephony services. In adherence to a ruling by Supreme Administrative Court, starting from September 2011, we no longer require our ADSL service subscribers to apply for our fixed line services. We also allow our existing ADSL subscribers to unsubscribe their fixed line service. The foregoing factors also caused the decrease in our fixed line customers.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(in millions, except percentages)
Minutes from local calls(1)(2)	14,602	13,671	15,569
Growth rate (compared to the same period in the prior year)	(8.0)%	(6.4)%	13.9%

(1)   Includes minutes from local calls made on pay telephones. It also includes minutes from fixed line-to-mobile calls due to the change in policy starting from 2011.

(2)   Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls increased in 2011 due to the inclusion of minutes from fixed line-to-mobile calls in this category starting from 2011 as a result of the NCC’s change in policy for collecting the tariffs of fixed-to-mobile phone calls by our fixed communications business.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	0.74	0.74	1.36
Growth rate (compared to the same period in the prior year)	0.4%	0.5%	83.8%

Average per minute usage charges remained flat at around NT$0.74 per minute in 2009 and 2010, and around NT$1.36 per minute in 2011. The increase in average per minute usage charges in 2011 was mainly due to the change in policy for collecting the tariffs of fixed-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011, which granted our fixed communications business the right to set and collect the tariffs for fixed line-to-mobile phone calls. Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and enhance revenues. In particular, our value-added services are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the value-added services. These services include call waiting, caller identification, call forwarding, three-party calls, ring back tone and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services comprised 3.7%, 3.3% and 2.7% of our revenues in 2009, 2010 and 2011, respectively. Our average market share in the domestic long distance market was approximately 82.9%, 76.1% and 74.1% in 2009, 2010 and 2011, respectively.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(in millions, except percentages)
Domestic long distance telephone service usage (minutes)	3,649	3,415	3,202
Growth rate (compared to the same period in the prior year)	(8.8)%	(6.4)%	(6.2)%

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

	Year ended December 31,
	2009		2010		2011
Average domestic long distance telephone usage fee (per minute)	NT$	1.68	NT$	1.61	NT$	1.53
Growth rate (compared to the same period in the prior year)	0.3%		(4.2)%		(5.0)%

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We changed the unit of billing from a per-minute basis to a per-second basis effective February 1, 1999. In addition, we reduced our peak hour domestic long distance rate in April 2001 from NT$0.045 per second to our current rate of NT$0.033 per second. Our current domestic long distance rate for off-peak hours is NT$0.0235 per second. The rates for both peak hours and off-peak hours are the same for residential and business customers. The unit price of domestic long distance calls decreased by 4.2% from 2009 to 2010 because of the resolution of mandatory tariff reduction passed by the National Communications Commission. Our average domestic long distance usage charge per minute decreased 5.0% in 2011 due to a mandatory tariff reduction. For more details of the NCC mandated tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff Adjustments”.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling, personal number, televoting, premium rate service and VPNs. We also focus on offering our customers an increasing number of value-added services and flexible tariff packages.

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

We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use us only for the broadband data access line and choose another provider for ISP services. We began providing our ADSL service in August 1999 and had approximately 2.1 million customers as of December 31, 2011. Our ADSL service allows for transmission of data at high access rates and offers high-speed broadband internet access services. As of December 31, 2011, approximately 74.2%, or 1.6 million, of our ADSL customers were also our HiNet subscribers. As a result of increased migration to our higher-bandwidth FTTx services, the number of our ADSL customers declined in 2010 and 2011.

The following table sets forth our revenues from our broadband access services for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
	(in billions)
Broadband access revenues:
Broadband access (ADSL and FTTx)	19.9	20.3	20.4

We provide FTTx internet services, with downlink speeds of 10, 20, 50 and 100 Mbps, in 2011. The number of our FTTx customers increased significantly in 2009, 2010 and 2011 as prices became more affordable, coverage areas expanded and customer demand for higher bandwidth heightened. Many of new FTTx customers have migrated from using our ADSL internet services. We also provide FTTx access services to other internet service providers that do not have their own network infrastructure, and as a result, our FTTx customers also include some customers that only use us for the FTTx data access line and choose another ISP to provide internet services. Of the approximately 2.40 million FTTx customers as of December 31, 2011, approximately 2.13 million were also our HiNet subscribers. We currently offer various promotional packages to encourage more migration of our ADSL subscribers to our FTTx service. As of December 31, 2011, 51.0% of HiNet subscribers accessed the internet through our FTTx service, and we expect this ratio to increase in the future as a result of these promotional measures.

Our market share of Taiwan’s broadband market was approximately 83.0%, 80.5% and 79.2% in 2009, 2010 and 2011, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	As of December 31,
	2009	2010	2011
ADSL service customers (in thousands)	2,666	2,329	2,101
FTTx service customers (in thousands)	1,638	2,045	2,398
Average downlink speed (Mbps)	5.1	6.1	11.2

Our ADSL service offers downlink speeds that range from 1 Mbps to 8 Mbps and uplink speeds that range from 64 kilobits per second to 640 Kbps. Our FTTx service offers downlink speeds of 10, 20, 50 and 100 Mbps matched with uplink speeds of 3, 4, 5 and 10 Mbps, respectively. As of December 31, 2011, approximately 87% of our customers had subscribed for downlink speeds of over 2 Mbps, and our average downlink speed was 11.2 Mbps.

We have experienced competition in the ADSL and FTTx service market from other fixed line operators and cable operators. Our strategy is to continue the migration of ADSL subscribers to FTTx so as to increase the average revenue per user. In addition, in order to strengthen customer loyalty, we have provided free speed upgrades for ADSL customers who were using lower speed services since August 2010. In June 2011, we further reduced our broadband tariff, especially for higher speed services such as 20 Mbps and 50 Mbps, in order to speed up the migration to fiber solutions and facilitate the take-up of relevant applications.  Although the lower broadband tariff had a temporary impact on our revenue, we believe the speed upgrade will have a positive effect on our promotion of broadband value-added services in the long run.

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

The following table sets forth our average revenue per user for each of the periods indicated.

	Year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
Average revenue per user for HiNet dial-up services per month(1)	24	17	16
Average revenue per user for ADSL services per month(2)	638	598	569
Average revenue per user for FTTx services per month(3)	1,022	1,019	945

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

The following table shows the bandwidth of local and domestic long distance lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2009	2010	2011
	(in gigabits per second, or Gbps)
Total bandwidth	1,069.4	1,486.4	1,705.7

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

Wi-Fi Services

We launched our wireless local area network service in May 2002. As of December 31, 2011, we had a total of approximately 657,007 residential and business customers that lease our access points. In addition, we have established 21,216 hot spots in public areas, such as convenience stores, airports and international convention centers, where individuals can access our wireless local area network.

Multimedia on Demand Services

We launched our multimedia-on-demand, or MOD, service in Taipei County and Keelung City in March 2004.  We have expanded this service to all 18 counties and cities of Taiwan in December 2007. Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our customers can access TV programs, VOD and other services. We had over 133 broadcasting channels and over 12,000 hours worth of on-demand programs and served approximately 1.05 million customers as of December 31, 2011. In addition, our video-on-demand service provides movies, dramas, animations, documentaries, e-learning and music programs for home entertainment. Also, we currently offer 43 high definition, or HD, channels and other HD video-on-demand programming, such as sports, movies and knowledge materials. We offered “family package” channels in 2010 to enhance our service content and satisfy our customers’ needs. MOD revenues accounted for NT$0.9 billion, NT$1.1 billion and NT$1.4 billion (US$47.4 million) in 2009, 2010 and 2011, respectively.

Domestic Other Services

Our domestic other services include information and communication technology services, corporate solution and bill handling services.

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile services, sales of mobile handsets and data cards and mobile other services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2009, we generated revenues of NT$71.4 billion, or 35.9% of our total revenues, from mobile services. In 2010, we generated revenues of NT$73.1 billion, or 36.1% of our total revenues, from mobile services. In 2011, we generated revenues of NT$70.9 billion (US$2.3 billion), or 32.6% of our total revenues, from mobile services. The decrease of mobile services revenues in 2011 was primarily due to the NCC’s change in policy for collecting the tariffs for fixed-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011.  As a result, our fixed communications business now has the right to set and collect the tariffs for fixed line-to-mobile phone calls. However, the interconnection and transition fees paid by our fixed communication business and received by our mobile segment deems as internal revenue and not recognized as external revenue of our mobile segment, while the aforementioned fees received by the alternative mobile operators were recognized as external revenue.

	Year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Mobile services revenues:
Usage(1)	54.4	53.0	45.6	1,505.5
Interconnection	7.0	7.2	7.5	249.1
Mobile data	8.4	11.1	15.2	502.9
Other	1.6	1.8	2.6	84.6
Total mobile services	71.4	73.1	70.9	2,342.1

(1)   Includes monthly fees.

As the market for mobile services has continued to expand, we have experienced growth in our mobile customer base. We are the largest mobile operator in Taiwan in terms of revenues and number of customers. We had 10.07 million mobile customers, for a market share of approximately 34.9% of total mobile customers and approximately 32.6% of total mobile services revenues in Taiwan, as of December 31, 2011.

We offer digital mobile service through our dual band GSM network. We are one of the three national licensed providers of GSM services. We have been allocated 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for GSM services and general packet-switched radio services, or GPRS, and 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for 3G mobile services. This is the largest frequency spectrum allocation to any mobile operator in Taiwan. In February 2002, the Ministry of Transportation and Communications granted 3G mobile services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G mobile services license is valid until December 31, 2018. In July 2005, we launched our 3G mobile services using WCDMA technology. We also offer the largest international roaming network among Taiwan mobile service providers. In particular, our 2G customers have access to 366 networks in 188 countries through our GSM service roaming network and 277 networks in 134 countries through our GPRS roaming network. In addition, our 3G service system includes 158 networks in 75 countries.

As of December 31, 2011, we had 17,973 cellular base stations (including both GSM base stations and 3G cellular base stations) covering substantially all of Taiwan’s population. We use these base stations to support both our GSM network and 3G networks. In 2011, we upgraded more than 8,113 3G cellular base stations with HSDPA capacity and 2,444 GSM base stations with EDGE capacity in the larger metropolises of Taiwan. We will continue this process of implementing HSDPA and EDGE upgrades in the major areas of Taiwan.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the year ended December 31,
	2009		2010		2011
Taiwan population (in thousands)(1)	23,120		23,162		23,225
Total mobile customers in Taiwan (in thousands)(2)	26,959		27,840		28,862
Penetration (as a percentage of the population)(2)	116.6%		120.2%		124.3%
Total mobile revenues in Taiwan (in billions)(3)	NT$	215.2	NT$	213.2	NT$	217.0
Number of our mobile customers (in thousands)(2)(4)	9,269		9,679		10,072
Our market share by customers	34.4%		34.8%		34.9%
Our market share by revenues	33.1%		34.2%		32.6%
Number of our prepaid customers (in thousands)(4)	839		945		1,052
Our prepaid customers as a percentage of our total customers	9.0%		9.8%		10.4%
Annualized churn rate(5)	11.21%		10.35%		11.52%
Minutes of usage (in millions of minutes)
Incoming	10,500		11,063		11,368
Outgoing	9,702		10,190		10,897
Average minutes of usage per user per month(2)(6)	185		187		188
Average revenue per user per month(2)(7)	NT$	653	NT$	643	NT$	598

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

Total mobile customers in Taiwan have reached approximately 29 million as of December 31, 2011. Mobile penetration was approximately 124.3% on the same date. The overall mobile services market experienced a slight increase of 1.8% in revenues in 2011 mainly due to the growth in mobile data service as a result of our smart phone promotions.

We began offering prepaid card services in October 2000 and prepaid 3G card services in February 2008. As of December 31, 2011, we had approximately 1.1 million prepaid customers representing approximately 10.4% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer incentives, such as mobile handset subsidies, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us ranging from 12 months to 30 months. We generally offer subsidies on mobile handsets equipped with more advanced data functions to promote the expansion of our 3G mobile services. Smart phones accounted for 48% of the total handsets we offered in 2011, and we expect that the percentage to reach more than 70% in 2012. We expect our average subsidy per handset in 2012 will be less than that in 2011.

While pricing has declined, the number of post-paid customers has increased which had a positive impact on traffic volume. We have also experienced a significant increase in the mobile internet service. The average minutes of usage per customer slightly increased in both 2010 and 2011 since the economy in Taiwan started to improve in 2010.

Our tariffs for post-paid mobile customers primarily consist of usage fees and monthly fees. When our customers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We negotiated with Vodafone, the largest telecommunications service provider in Europe, in November 2009 to join their global telecommunications alliance. As a result, we began offering our customers discounts on their roaming charges starting December 1, 2009. However, we expect our strategic alliance with Vodafone to be terminated in April 2013 after our current agreement expires, as Vodafone has already entered into another strategic alliance with one of our competitors. We are negotiating with other providers for cooperation in roaming business. We also offer discounts on usage fees for calls made between our mobile customers to encourage subscription to our mobile service. Our 3G service provides a monthly flat rate service to our customers using our 3G service for internet purposes.

Our average revenue per user per month decreased from NT$643 in 2010 to NT$598 in 2011 mainly due to the change in policy for collecting the tariffs for fixed line-to-mobile calls from mobile service providers to fixed communications service providers, so these revenues are now collected by and recognized as revenues of fixed communications service providers. The strong promotion of our mobile internet services leads to the rapid growth in value added service revenues and helps to cover for the decline in the voice call revenues. In order to alleviate the impact of the decline in average revenue per user, we intend to continue introducing new value-added services and promote our 3G and wireless internet services.

In addition to our basic mobile services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated mobile value added services under the brand name “emome.” Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we launched other mobile value-added services, such as JAVA games, unstructured supplementary service data, mobile internet and multimedia messaging services. After the launch of our 3G mobile services, we began providing video phone, video-on-demand and other related 3G mobile value-added services as well. In 2009, we successfully created a business model integrating smart phones with customer-tailored services, promoted our mobile internet service business, created the “Hami” value-added service platform and led the industry in providing e-book service and Hami Apps service. In addition to creating additional sources of revenues, we believe these services enhance customer loyalty and satisfaction and increase mobile traffic. Revenues from mobile data services represented 11.8%, 15.1% and 21.5% of our total mobile services revenues in 2009, 2010 and 2011, respectively.

Paging Services

Due to substitution by mobile services and a decline in demand for our paging services in recent years, beginning in February 2007, we started downsizing our paging services by limiting access to certain telephone prefixes. We ceased providing paging services since September 2011 as approved by the NCC.

Sales of Mobile Handsets

We engage in the distribution and sales of mobile handsets for use on our mobile network to customers through our directly-owned stores and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution”.

In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan. Senao has been listed on the Taiwan Stock Exchange under the number “2450” since May 2001. We obtained majority board representation in April 2007 through support from the largest beneficial shareholder, upon which it became a consolidated subsidiary of ours. At general annual stockholder meeting of Senao in June 2010, we continued to maintain control of a majority of the board of directors through the continued support of the largest beneficial shareholder. Our equity ownership of Senao decreased from 31.33% as of January 15, 2007 to 28.33% as of March 31, 2012 due to the exercise of options by employees that were previously granted before 2007. Please refer to note 1 of our consolidated financial statements included elsewhere in this annual report for description about the control relationship between the parent company and Senao. Our investment in Senao enhanced our mobile handset distribution and sales capabilities. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and Senao about our business cooperation.

Other Mobile Services

Our mobile other services include information and communication technology services, corporate solution and bill handling services.

Internet Business

We have experienced continued growth in our internet services. Our internet business includes HiNet, our internet service provider, internet value-added services, or VAS, data communication services, internet data center services, and internet other services. Our internet revenues represented 11.9%, 12.1% and 11.4% of our revenues in 2009, 2010 and 2011, respectively.

HiNet Internet Service

We are the largest internet service provider, or ISP, in Taiwan, with a market share of 68.6% as of December 31, 2011. As of December 31, 2011, HiNet had approximately 4.2 million subscribers. Our HiNet internet service generated revenues of NT$17.3 billion, NT$18.2 billion and NT$18.0 billion (US$0.6 billion) in 2009, 2010 and 2011, respectively.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,
	2009	2010	2011
	(in thousands, except percentages)
Total internet subscribers in Taiwan	5,668	5,888	6,092
HiNet subscribers:
HiNet dial-up subscribers	534	507	487
HiNet ADSL subscribers	2,043	1,768	1,559
HiNet FTTx subscribers	1,486	1,818	2,132
Other access technology subscribers	4	3	4
Total HiNet subscribers	4,067	4,096	4,182
Market share(1)	71.8%	69.6%	68.6%

(1)   Based on data provided by the National Communications Commission.

We have maintained our leading market position despite a highly competitive market with over 183 internet service providers in Taiwan. We expect the competitive conditions currently prevailing in the internet service provider market to continue to intensify.

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

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 6.5%, 6.4% and 5.7% of our revenues in 2009, 2010 and 2011, respectively. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure.

Since international fixed communication services have been open for competition since 2001, we expect competition in this line of business will continue to intensify. Our average market share of the international long distance market was approximately 60.3%, 58.4% and 54.9% in 2009, 2010 and 2011, respectively. Our market share decreased in 2011 primarily because of the intense competition in the international telecommunications business, including a loss of business due to other VoIP providers and service providers using unauthorized routers to carry long distance voice traffic. Our international long distance services consist primarily of international direct dial services and our discounted “Super eCall” services, which we introduced in April 2000. Under Super eCall, we use VoIP technology through international dedicated circuits which connect to our major correspondent carriers that route calls internationally. Super eCall customers are offered rates that are approximately 30% lower than those for our international direct dial service. Calls made over Super eCall represented 4.7%, 4.1% and 3.8% of our total outgoing international traffic in 2009, 2010 and 2011, respectively.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. In 2009, 2010 and 2011, we sold 1,291.6 million, 1,360.0 million and 1,206 million of wholesale outgoing minutes, which represented approximately 51.1%, 50.1% and 47.1% of our total outgoing international long distance minutes, respectively. Revenues from the wholesale of international long distance minutes increased by 11.8% from NT$2,536 million in 2009 to 2,836 million in 2010, but only increased by 3.2% from NT$2,836 million in 2010 to NT$2,927 million in 2011. We primarily attribute the decrease in the growth rate to intensified market competition.

International calls to our top five destinations represented 68.0% of our outgoing international long distance call traffic in 2011. International calls from our top five destinations represented 51.4% of our incoming international long distance call traffic in 2011.

The following table shows the percentage of total outgoing international long distance minutes for our top five outgoing destinations in 2011.

Destination	Percentage of total outgoing minutes
Mainland China	34.8%
Indonesia	13.0
Philippines	7.9
Vietnam	7.3
United States	5.0
Total of top five destinations	68.0%

The following table shows the percentage of total incoming international long distance minutes for our top five incoming destinations in 2011.

Destination	Percentage of total incoming minutes
Mainland China	20.8%
United States	12.6
Malaysia	6.2
Indonesia	5.9
Japan	5.9
Total of top five destinations	51.4%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	As of December 31,
	2009	2010	2011
	(in thousands, except percentages and incoming/outgoing ratio)
Incoming minutes	1,865	1,915	1,737
Growth rate (compared to the same period in the prior year)	(4.3)%	2.7%	(9.3)%
Outgoing minutes	2,527	2,715	2,560
Growth rate (compared to the same period in the prior year)	6.4%	7.4%	(5.7)%
Total minutes	4,392	4,630	4,297
Incoming/outgoing ratio	0.74	0.71	0.68

Total outgoing international long distance minutes increased 7.4% from 2009 to 2010 primarily due to an increase in our international long distance wholesale and transit businesses. Our outgoing call volume decreased by 5.7% from 2010 to 2011 primarily due to intensified market competition, including a loss of business due to other VoIP providers and service providers using unauthorized routers to carry long distance voice traffic. Our incoming call volume increased by 2.7% from 2009 and 2010 primarily due to the general recovery of the economy in the R.O.C. and our incoming call volume decreased by 9.3% from 2010 to 2011 primarily due to the competition mentioned above.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year Ended December 31,
	2009		2010		2011
Average international long distance usage charge (per minute)	NT$	3.6	NT$	3.4	NT$	3.6
Growth rate (compared to the same period in the prior year)	(15.0)%		(3.9)%		3.8%

Since we offered significant promotional packages and discounts  in  2010, the international long distance minutes increased but total revenue declined, so the average charge per minute declined in 2010 compared with that in 2009. We changed our strategy in 2011 and did not continue to offer aggressive discounts. As a result, the average charge per minute increased in 2011 compared with that in 2010 because the decrease in the international long distance revenues was relatively smaller than the decrease in the number of minutes.

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

The following table sets forth information with respect to our gross international settlement receipts and payments during the periods indicated.

	Year Ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Gross international settlement receipts	3.5	3.2	2.8	92.7
Gross international settlement payments	4.3	4.2	5.1	167.0

Our payments on an aggregate basis to international carriers have been more than our receipts from these carriers primarily because our customers’ outgoing minutes exceeded incoming minutes.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international VPNs, international toll free calling and calling card services, and our international long distance minutes wholesale business. Our subsidiary, Chief Telecom, launched its 070 phone-to-phone VoIP service in April 2009. In addition to the change in policy for collecting the tariffs for fixed line-to-mobile calls starting from 2011, we are also required to pay transition fees to the mobile operators, which as a whole caused negative impact on our revenues. As currently we do not have the right to set and collect the tariffs for our 070 service, we filed with NCC to return 30 thousand 070 numbers assigned by the NCC to Chunghwa Telecom, until the NCC give us the right to set and collect the tariffs for outbound calls from 070 numbers. The application was approved by the NCC on July 1, 2011.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 115% in 2011.

The following table shows the bandwidth of international lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2009	2010	2011
	(in gigabits per second, or Gbps)
Total bandwidth	63.1	113.4	243.9

Rental fees for international long distance leased line are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial, particularly for international leased lines, partly as a result of competition from new international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers.

International Data Services

Our international data services include international IP VPN services and Taiwan internet gateway services. Total revenues for international data services were NT$0.8 billion, NT$1.0 billion and NT$1.1 billion (US$37.4 million) for 2009, 2010 and 2011 respectively. Due to growth of the international corporations in Taiwan, we expect demand for IP VPN and Taiwan internet gateway services to continue to increase and our revenues from our international data services to continue to grow.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years starting from the official start of operations of the ST-2 satellite, and the total contract value is approximately NT$6.0 billion (US$198.2 million). This contract requires a prepayment of NT $3.1 billion (US$101.4 million), and the remaining amount will be paid annually when ST-2 satellite starts its official operation. The ST-2 telecommunications satellite launched on May 21, 2011 and began commercial operation in August 2011. We stopped commercial operation of the ST-1 telecommunications satellite at the end of 2011 when the ST-2 satellite began commercial operations. Please refer to note 29 of our consolidated financial statements included elsewhere in this annual report for further details.

In addition, we have two satellite communication centers that enable us to provide satellite value-added services and backup systems for use in major emergencies. We also provide satellite services to Southeast Asia.

International Other Services

Our international other services include corporate solution services.

Others

Our others business segment include revenues from our non-telecom services, including property sales made by our subsidiary Light Era Development Co., Ltd..

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Interconnection fee revenues:
Fixed line (1)	2.9	2.7	1.6	50.5
Mobile (2)	7.5	7.9	8.3	273.8

Interconnection costs:
Fixed line(1)(3)	0.2	0.2	5.9	196.7
Mobile	7.2	7.4	8.4	277.0

(1)   Includes local and domestic long distance telephone services.

(2)   Includes SMS air time charges.

(3)   The interconnection costs increased in 2011 due to the change in policy for collecting the tariffs for fixed line-to-mobile calls starting from 2011.

Tariffs for telephone calls between our fixed line customers and mobile customers of other mobile operators were set by the mobile operators before January 1, 2011. The mobile operators pay us interconnection fees based on minutes of usage, regardless of who initiated the call. However, the National Communications Commission made amendments on August 4, 2010, stipulating the fixed line network that initiated the call has the right to set and collect the tariffs for these fixed-line to mobile calls from January 1, 2011 onwards. Since we are the market leader of the local call services, in addition to the interconnection fees, we are also required to pay transition fees to the mobile operators for a period of six years. The transition fees will decrease gradually over the period and we will stop paying for them in 2017.   The foregoing reasons caused the increase in our interconnection costs in 2011.

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

Emerging Services

Our ICT services includes integrated services such as our Intelligent Energy Network, or iEN, and our Intelligent Transportation System, or ITS, services. Our iEN service helps companies and corporations implement energy saving measures through computer analysis of data. Our ITS service provides navigation, real-time traffic information and infotainment through mobile devices for cars and drivers. In addition to developing ICT businesses, such as iEN, ITS, IS, Call Center, IDC, we also pursue and bid for government projects aiming to boost economic development, for example, we had won the bid for “The New Generation Reform Project of Taxation Information Systems” launched by the Financial Data Center, Ministry of Finance in February 2010,  “Mobile Police (M-Police) Project”, “Backbone Network and Backup Service Project” for Air Navigation & Weather Services, Civil Aeronautics Administration, and “Broadband Network Installation Project” for monitoring equipment of Suhua Highway in 2011.

Cloud Computing is also one of our key new business initiatives, as it is expected to be one of the main long-term growth platforms for telecom operators in the coming years. We have made advances in this segment throughout 2011 which we believe will position us as an industry leader over the long run.  We continue to cooperate with the government network communication entities and independent software vendors to promote innovative cloud services and applications. We have already begun to offer Software as a Service Customer relationship management, or SaaS CRM, hicloud CaaS, and hicloud Apps mall to small and medium sized enterprises and public users. We have also made over 130 SaaS in hicloud Apps mall, and the number of our cloud customers exceeded 1,000 small and medium sized enterprises as of the December 31, 2011. Underpinning the rollout of our cloud computing services is our capability and experience in offering datacenter services to enterprise customers, including our ongoing initiative to build the largest cloud computing data center in Taiwan in anticipation of growing demand for this service. We believe the strength and reliability of our technology and services provide us with competitive advantages to continue expanding our cloud computing services in the future.

As an integrated telecom service provider, we are providing and continuing to develop convergence services.  For example, we have integrated our internal resources to offer cross-platform services over our broadband, mobile and internet platforms. These convergence services allow our customers to access our services, such as our multi-media programs, through a variety of terminals and devices.

Marketing, Sales and Distribution

Marketing Strategy

In order to retain and expand our large customer base and to encourage our customers to increase their use of our services and products, we continue to focus our marketing strategy on the following areas.

•      Services, Products and Bundled Offerings. We continually develop new value-added services and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty. For example, we entered into an agreement with Apple Inc. and are currently a reseller of the iPhone in Taiwan. The iPhone combined with our mPro service helps retain existing customers and generate revenues through the increased use of our value-added services.

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

We also have 17 operations offices, 326 service centers and 223 exclusive service stores located throughout Taiwan that are responsible for operations, sales and customer service in their respective local areas.

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

•      bill payment services at 24-hour convenience stores, bank service counters, automatic teller machines, and service centers throughout Taiwan, via direct debit, over the phone, online at our website (www.cht.com.tw), on MOD, and on mobile handset emome or Hami;

•      online information and bill payment services at our website (www.cht.com.tw) and customer service hotline for telephone payment; and

•      consolidated and automated billing for all services.

Network Infrastructure

Our network infrastructure consists of transmission networks that convey voice and data traffic, switching networks that route traffic between networks, and mobile, internet, leased line and data switching networks.

We purchase most of our network equipment from well-known international suppliers. As part of the purchase contract, these suppliers deliver and install the equipment for us. We also purchase from local suppliers a variety of components such as transmission lines, switches, telephone sets, MOD set-top boxes, and radio transmitters.

Approximately 13,959 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2011.

Internet Protocol Broadband Backbone Network

Our internet protocol broadband backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed internet protocol backbone network at the end of 2011 with 16 sets of 4.5 Tbps/2.5Tbps/1.6 Tbps/1.2 Tbps/640 Gbps switch routers for the inner core network and more than 50 sets of 1.2Tbps /640 Gbps/320 Gbps/80 Gbps switch routers for the outer core network. We believe this network will enable us to meet the increasing demand for broadband access and broadband multimedia services.

Transmission Networks

As of December 31, 2011, our transmission networks consisted of approximately 1.32 million fiber kilometers of fiber optic cable for trunking and approximately 4.19 million fiber kilometers of fiber optic cable for local loop.

Synchronous digital hierarchy, or SDH, architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, SDH offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002, we installed synchronous transport module 64 or STM 64, multiplexer and 32-wavelength dense wavelength division multiplexing, or DWDM, equipment on our long-haul backbone network. Our STM 64 multiplexer can multiplex several low speed signals into a 10 gigabits per second, or Gbps, high-speed signal. DWDM equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both STM 64 multiplexer and DWDM equipment can increase our network capacity. Furthermore, between 2003 and 2007, we deployed 32-wavelength optical add-drop multiplexer rings in Taipei, Taichung, Tainan and Kaohsiung. Between 2007 and 2011, we deployed 40/80-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit and 10 gigabit packet over SDH and 10 gigabit Ethernet. We have already completed the deployment of 397 wavelength ROADM by the end of 2011. To meet the demand for broadband services, we will install an optical cross-connect, or OXC, network and a next generation synchronous digital hierarchy, or NG SDH, network, which provides gigabit Ethernet over  SDH service, between 2009 and 2013. We have already completed the deployment of 3,514 GbE OXC/NG SDH by the end of 2011.

Based on the transmission network described above, we have been providing connection circuit service of 10 gigabit packet over SDH and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network since November 2006 and continued the service until November 2012.

As part of our strategic focus on the internet and data markets, our local loop connections use ADSL technology. This enables us to deliver high-speed internet, multimedia and other data services to our customers. Substantially all of our installed telephone lines are capable of delivering ADSL services. As of December 31, 2011, we had approximately 4.21 million lines of ADSL and had 2.1 million ADSL customers. In addition, the Ethernet-based FTTx system is also introduced into our access network to provide broadband services, such as MOD, high speed internet access and VPN. As of December 31, 2011, we have constructed approximately 4.05 million FTTx ports and had 2.4 million FTTx customers. Our FTTx service can offer high-speed broadband internet access rates up to 1Gbps.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network consists of 19 message areas connected by a long distance network. As of December 31, 2011, we had 38 long distance exchanges, which are interconnection points between our telecommunications network.

As of December 31, 2011, our NGN core network consisted of 798,100 local telephone subscribers, comprising of 448,000 Session Initiation Protocol-based, or SIP-based, and 350,100 Access Gateway-based, or AG-based, subscribers. In 2011, we initiated a new extension of 349,000 AG-based subscribers. AG-based subscribers will be provided with the original services. SIP-based subscribers access the NGN core network through broadband circuits and will have access to innovative value-added services in the future along with the original services.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed NGN Managed IP backbone network at the end of 2011 with 12 sets of 1.6 Tbps/640 Gbps switch routers for the inner core network and more than 24 sets of 640 Gbps switch routers for the outer core network. The bandwidth of the network is approximately 715 Gbps as of the end of 2011. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

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

As of December 31, 2011, our domestic network included 17.6 million installed telephone lines, and reached virtually all homes and businesses in Taiwan.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 101 telecommunications service providers in 45 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two time-division multiplexing, or TDM, international gateway switches and two NGN international gateway switch. We had a trunk capacity of 143,040 channels in total as of December 31, 2011.

As of December 31, 2011, we have invested in 16 submarine cables, seven of which land in Taiwan. After the number of submarine cables we invest in has increased from 14 in 2010 to 16 in 2011, we have increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 774 Gbps in 2010 to 1,058 Gbps in 2011.

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

The following table sets forth selected information regarding our mobile networks as of the dates indicated.

	As of December 31,
	2009	2010	2011
GSM system
GSM base stations	9,384	9,336	9,531
Switches	49	44	44
Lines of capacity (in thousands)	7,700	6,500	6,500
Taiwan population coverage	99.9%	99.9%	99.9%

	As of December 31,
	2009	2010	2011
3G system
3G base stations	6,243	6,879	8,442
Servers / gateways	8/15	8/16	8/16
Lines of capacity (in thousands)	3,000	3,450	4,400
Taiwan population coverage	93.1%	94.5	95.8
System (Home Location Register) capacity (in thousands)	5,400	7,200	7,200

As of December 31,
2011
Packet-switched system after consolidation of GSM and 3G
GPRS gateway support nodes	14
Direct IP access locations / capacity (in Gbps)	15.5/46.6
Serving support nodes	12

We provide mobile services based on the GSM network standards. We have the 900 MHz and 1800 MHz frequency bands paired with spectrums of 15 MHz and 11.25 MHz, respectively, for our GSM services. We began providing mobile communications services based on the GPRS network standards in August 2001, using “emome” as the portal name. We completed a system expansion of our mobile services network to accommodate more than 8.5 million customers, including 2.0 million GPRS customers, at the end of 2003. As of December 31, 2011, we have constructed 9,531 base stations, providing up to 99.9% population coverage. Since the launch of our 3G mobile services, we have gradually transitioned GSM subscribers to 3G and have started to consolidate our GSM network. As a result, the number of switches and network capacity has reduced to 44 and 6.5 million lines, respectively, as of the end of 2010 and 2011.

We have installed an intelligent network on our mobile services network infrastructure to enable us to provide prepaid services as well as a wide range of advanced call features and value-added services. As of the end of 2011, our intelligent network capacity is 1.55 million prepaid customers and 1.2 million mobile virtual private network customers.

We have 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our 3G mobile services, which was launched in July 2005. We contracted Nokia Siemens Networks to provide the core network, radio access network, service network, transmission network and maintenance network for our 3G network. To promote mobile internet use, we upgraded our network to 3.5G in September 2006, with downlink and uplink speeds of 7.2 Mbps and 2.0 Mbps, respectively. To meet the high growth in mobile data traffic, we have upgraded our existing High-Speed Packet Access (HSPA with capability of 14.4 Mbps and 5.76 Mbps each for Down-link and Up-link) Network to HSPA+ (with capability of 21.6 Mbps and 11.5 Mbps each for Down-link and Up-link). As of December 31, 2011, we have completed the construction of 8,442 3G base stations with a network capacity of 4.4 million lines and 7.2 million subscribers.

In order to operate our packet-switched network more efficiently, we have consolidated GSM and 3G serving GPRS support nodes (SGSN) into a single core network. We have also introduced the Direct Tunnel technology to flatten the packet-switched network to enhance the user’s experience. With the introduction of high speed networks and terminals to promote our mobile internet business, we added direct local IP access to eight locations and expanded the capacity to 46.6 Gbps as of the end of 2011.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 33 points of presence, approximately 1,808 dial-up ports, approximately 5,518,000 broadband remote access server ports and a backbone bandwidth of approximately 1,740 Gbps as of December 31, 2011. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 2,290 Gbps by the end of 2012.

HiNet’s total international connection bandwidth is 315 Gbps as of December 31, 2011. As we expect that internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Thailand.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi protocol label switching internet protocol VPN. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 50 nodes. As of December 31, 2011, we had 3,168 frame relay ports, 150 X.25 ports, 2,686 asynchronous transfer mode ports and approximately 66,655 multi protocol label switching internet protocol VPN virtual ports.

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

Domestic Fixed Communications

We are the largest domestic fixed communications service provider in Taiwan, with a market share of approximately 95.3% in terms of customers for local telephone services, approximately 74.1% in terms of traffic for domestic long distance telephone services in 2011, and approximately 79.2% share of the broadband internet access market in terms of customers. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., have provided fixed communication services since June 2001. Our domestic long distance services compete with mobile services as people increasingly use mobile handsets. We believe that the fixed line competition in Taiwan will be primarily based on price, quality of service, network coverage and customer services, such as call centers and unified billing.

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

Mobile Communications

There are currently three major GSM mobile operators in Taiwan, namely, Taiwan Mobile Co., Ltd., FarEasTone Telecommunications Co., Ltd. and us. Based on data provided by the National Communications Commission, as of December 31, 2011, we were the largest mobile operator in Taiwan, with a 56.0% market share in terms of 2G customers. Smart phones with 3G mobile data packages are becoming popular in recent years. To attract more high-end data users, the other two major operators started to offer free intra-network calling packages bundled with mobile data service. Also, there are two 3G mobile operators in Taiwan in addition to us, namely Asia Pacific Telecom Co., Ltd. and Vibo Telecom Inc., as well as one personal handyphone system operator, First International Telecom. Furthermore, the government issued a total of 15 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider. We are currently cooperating with Carrefour Telecom Co., Ltd. We may cooperate with other mobile virtual network operators in the future. As of the end of 2011, there were also six WiMAX service providers in Taiwan, providing services to approximately 133,067 customers in total according to the data provided by the National Communications Commission. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet, Asia Pacific Online.

We are the largest provider of internet services in Taiwan. As of December 31, 2011, we had a 68.6% share of the Taiwanese internet service market in terms of customers. We compete in the internet services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

International Fixed Communications

We are the largest international fixed communications service provider in Taiwan, with a market share of approximately 54.9% in terms of traffic for international long distance telephone services in 2011. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., have provided fixed line services since June 2001. We believe these operators are primarily focused on international long distance services. In addition, we anticipate that these operators will focus on corporate customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, as well as internet service providers and international simple resale operators, have begun offering international leased line services to other fixed line operators, internet service providers and international simple resale operators.

Our international long distance services compete with international long distance resale services and alternative mediums for making international calls, including VoIP technologies, such as those provided by Skype.

Cybersecurity and Personal Information Protection

To prevent increasing cyber risks and threats, recently we have implemented the following mechanisms:

•      We have built an online service system which enables Certificate Authority’s Secure Socket Layer functions that performs as a secure tunnel to transmit encrypted customer’s information. In addition, we offered the Global Trust Secure Site Seal to protect from phishing attacks on payment web sites.

•      The High-Availability systems in our data centers deploy firewall and Intrusion Prevention System, or IPS, to defend against hacker’ attacks, and the web application programs enforce penetration test to ensure the security of our customers’ information.

•      The network equipments in our data centers could distinguish DDoS threats and reject or block the attacks. In the future, we could even block the DDoS traffic over the backbone network.

On April 27, 2010, the R.O.C. legislature passed the Personal Information Protection Act. or PIPA, which may become fully effective in 2012 and will be applied to all individuals, legal entities and enterprises that collect, process and use personal information. Furthermore, PIPA will have a significant impact on the banking and service industries in Taiwan. Under the amendments, the level of responsibility and liability on personal information protection of a company will be raised. We need to conduct inventory checks of personal information that we currently hold, establish standard operating procedures, or SOP, to comply with the requirements under PIPA, and take information security measures to protect the data.

To comply with the PIPA, we implemented a series of measures to avoid the customer’s information leakage:

•      The customer information systems have been enforced on firewall and IPS to avoid hacker’s attacks.

•      Regular internal audit: Our auditing department completes an annual audit plan and regularly audits information circulation in each department on customer information management and protection.

•      External consulting: We, in accordance with the PIPA, request accounting firms not performing audit service for us to conduct external consulting every year on customer information management and protection.

•      Documents containing customer’s personal information are labeled highly confidential. All levels of managers shall monitor the usage of customers’ personal information by employees.

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan. We own approximately 411 hectares of land and 3.5 million square meters of building floor space. In January 2008, we established Light Era Development Co., Ltd. for the purpose of developing our real estate properties. As of December 31, 2011, we have transferred six properties to Light Era. Five of these properties are under development. The Wan-Xi project, Li-Shui B project and LightEra-Covent Project have been completed in 2011 and the Guang-Dian project and Li-Shui A project are expected to be completed in 2012. Following the gradual completion of land rezoning, we have focused our real estate development more towards multiuse and diverse projects. Hence, besides the six properties we transferred to Light Era, we have developed more properties for commercial use and participated in government urban redevelopment plans. We have received approximately NT$696 million (US$22.7 million) in rental income in 2011 from such properties, and expect to receive approximately NT$515 million (US$15.6  million) in 2012.

Insurance

We do not carry comprehensive insurance for our properties or any insurance for business disruptions. We do, however, maintain in-transit insurance for key materials, such as cables, equipment and equipment components. We carried insurance for the ST-1 satellite until July 1, 2011 when it ceased business operation. We do not carry insurance for the ST-2 satellite since we only lease capacity for our operations instead of owning the satellite.

Employees

Please refer to “Item 6. Directors, Senior Management and Employees—D. Employees” for a discussion of our employees.

Our Pension Plans

Currently, we offer two types of employee retirement plans—our defined contributions plan and defined benefits plan—which are administered in accordance with the Republic of China Labor Standards Act and the Republic of China Labor Pension Act.

Legal Proceedings

A portion of the land used by us during the period between July 1, 1996 and December 31, 2004 was jointly owned by us and Chunghwa Post Co., Ltd., Directorate General of Postal Service. In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to us requiring us to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768.0 million for land usage compensation due to the portion of land usage area in excess of our ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, we believe that both parties have the right to use co-managed land without consideration and thus Chunghwa Post Co., Ltd. does not have the right to request land compensation payments. Furthermore, we also believe that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as a result of the expiration clause. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that we only need to pay approximately NT$17 million (US$0.5 million), along with interest calculated at 5% per annum from July 23, 2005, and 4% of Chunghwa Post Co., Ltd.’s court fees as compensation. Chunghwa Post Co., Ltd. appealed to the Taiwan High Court on April 22, 2009. We also filed an appeal to the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay approximately NT$23 million (US$0.7 million), in addition to the approximately NT$17 million from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005, and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. We filed an appeal with the Supreme Court on April 22, 2010 and the Supreme Court reversed and remanded the judgment for a new trial at Taiwan High Court in June 2011. On January 6, 2012, the Taiwan High Court ruled that we need to pay NT$4 million (US$0.1 million) to Chunghwa Post Co., Ltd., in addition to the amount as demanded by court in the Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005.   After further evaluation, we decided not to appeal the judgment.

On September 30, 2008, the Taiwan Kaohsiung Administrative High Court ruled that we are required to pay NT$428 million in land usage fees to the Kaohsiung City Government. During the three month period ending December 31, 2009, we recognized the maximum possible amount of NT$428 million in connection with this litigation as an expense under operating costs. On June 22, 2010, the Supreme Administrative Court judged that we should pay the land usage fees to the Kaohsiung City Government, and we have made the payment accordingly.

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

Enforceability of Judgments in Taiwan

We are a company limited by shares and incorporated under the Republic of China Company Act and the Statute of Chunghwa Telecom Co., Ltd. All of our directors and executive officers, our supervisors and some of the experts named in this annual report are residents of Taiwan and a substantial portion of our assets and the assets of those persons are located in Taiwan. As a result, it may not be possible for investors to effect service of process upon us or those persons outside of Taiwan, or to enforce against them judgments obtained in courts outside of Taiwan. We have been advised by our Republic of China counsel that in their opinion any final judgment obtained against us in any court other than the courts of the Republic of China in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the Republic of China without further review of the merits only if the court of the Republic of China in which enforcement is sought is satisfied that:

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

The new nomination method under the New Amendment became effective on February 1, 2008 when the Legislative Yuan started its new term. The nine incumbent commissioners continued to serve until July 31, 2008, when their terms ended. The premier of the Executive Yuan nominated seven commissioners on July 1, 2008, and they were approved and appointed by the Legislative Yuan on July 18, 2008. The new commissioners took office on August 1, 2008. Thereafter, upon the resignation of one commissioner and the expiry of the term for the three commissioners, four new commissioners were nominated by the premier of the Executive Yuan, approved and appointed by the Legislative Yuan and began serving as commissioners on August 1, 2010. The Organization Law was further amended on December 28, 2011 by adding the removal of the commissioners, delegation of power and other administrative matters. The Executive Yuan is authorized to determine the effective date of the new amendment.

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

We are licensed to provide mobile services in Taiwan.

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

cTable of Contents

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

Spectrum Allocation

The Ministry of Transportation and Communications is responsible for allocating all telecommunications related frequencies primarily according to the standards set by the International Telecommunications Union. The National Communications Commission is responsible for the licensing of operators to use these frequencies.  The 900 MHz and 1,800 MHz frequency bands have been allocated for mobile applications. A total of 40 MHz  of FDD spectrum around the 850 MHz frequency band and a total of 110 MHz of FDD spectrum and 20 MHz of TDD spectrum around the 2 GHz band have been allocated for 3G mobile services.

Frequency allocation for fixed wireless platforms, such as wireless local loop and local multipoint distribution system, has already been set. Only some bands of the spectrum made available for these services are completely clear and there is partial usage in all other bands. The cost of frequency usage will be based on quantity, bandwidth and the transmitting power.

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

Co-location

We have been declared by the former competent authority Ministry of Transportation and Communications as a dominant Type I service provider for fixed line and mobile services. According to the

Telecommunication Act, the Regulations Governing Fixed Network Telecommunications Businesses and the Administrative Rules for Network Interconnection Between Telecommunication Service Providers, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. As of the end of 2011, we are currently co-locating 29 POI sites and two cable stations with other Type I fixed line service providers and 9 POI sites with other Type I mobile service providers.

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

The CPPDA has been largely amended and renamed as the Personal Information Protection Act, or PIPA, on May 26, 2010. Under the PIPA, which may become fully effective in 2012, the major amendments include: (i) extension of protection area: protection area has been extended to all personal data (not only limited to computer-processed personal data, hard copy personal information such as written or hand-copied material is also included); and (ii) more serious punishment for civil claims, criminal offenses and administrative liabilities: the ceiling of the aggregate compensation amount for damages payable in a single case has increased to NT$200 million; the defendant may be subject to an imprisonment of up to five years; and the ceiling of the penalty for administrative liabilities has also increased to NT$500,000.

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

Employee Subscription Rights for New Issues of Our Common Shares

In accordance with the Statute of Chunghwa Telecom Co., Ltd., our employees have rights to subscribe for not more than 10% of a new issuance of our common shares in accordance with subscription rules which were to be announced by the Ministry of Transportation and Communications. However, no such rules were ever announced. In addition, under the Republic of China Company Act, unless exempted by the relevant government authorities, a Republic of China company must give its employees pre-emptive rights to subscribe for between 10-15% of any new issue of shares by us. The pre-emptive subscription rights do not apply to issuance of restricted shares by a public company to its employees.

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2012.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2011 have been translated into U.S. dollar amounts using US$1.00=NT$30.27, set forth in the statistical release of the Federal Reserve Board on December 30, 2011. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2009	2010	2011
Revenues:
Domestic fixed communications business	36.0%	34.9%	36.5%
Mobile communications business	43.6	44.0	42.8
Internet business	11.9	12.1	11.4
International fixed communications business	7.7	7.7	7.0
Others	0.7	1.3	2.3
Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenues over the last three years. We derive domestic fixed communications from the provision of ADSL and FTTx access services that provides customers with data access lines. The percentage of revenues from domestic fixed communications within total revenues decreased in 2010 compared to 2009. It was mainly due to the greater decreases in domestic long distance calls because of mobile services substitution and the mandatory tariff reduction imposed by the National Communications Commission and the decline in local call service revenue. The increase in 2011 was mainly due to the change in policy for collecting the tariffs for fixed-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011, which gave our fixed communications business the right to set and collect the tariffs for fixed line-to-mobile phone calls. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business made a major contribution to our revenues over the last three years. While the change in policy for collecting the tariffs for fixed-to-mobile calls has caused a decline in our mobile communications business revenues, we have experienced a significant increase in revenues generated by our mobile value-added services due to increased smart phone and mobile internet use by our subscribers. As a result, we believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of HiNet Internet service and Internet value-added services. The percentage of revenues from Internet services within total revenues decreased in 2011 compared to 2010, mainly due to the the discounts we offered in June 2011.

Our international fixed communications business was also an important source of our revenues over the last three years. We derived our international fixed communications revenues mainly from international long distance telephone services, international leased line services and international data services. The revenues from our international fixed communications business as a percentage of our total revenues decreased from 2010 to 2011, primarily because the decrease in international long distance service revenue as a result of intensified market competition. We believe that our international fixed communications business will continue to contribute to our revenues.

Other revenue grew primarily due to the increase in property sales.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

The National Communications Commission passed a resolution on December 21, 2006 adopting a price reduction plan requiring the continuous reduction in telecommunication tariffs over three years. Minimum reductions of 4.88% for fixed line to mobile call tariffs, 4.88% for the tariffs of our highest monthly rate plan, 4.88% for mobile prepaid calling card tariffs and 5.35% for ADSL tariffs must be made each year. The price reduction plan also required us to stop collecting a NT$5.0 monthly maintenance fee from our fixed line customers who have paid at least 20 years worth of tariffs and those who chose self-maintenance customers starting January 1, 2008 and a NT$70.0 fixed line basic charge from our ADSL customers who only use data services. On January 29, 2010, the National Communications Commission announced a new tariff reduction plan starting on April 1, 2010 to March 31, 2013. The percentage of decrease set by National Communications Commission was ∆CPI- 4.816% for IP Peering fees, domestic leased-line fees, ADSL access fees and long distance tariffs, and ∆CPI- 5.00% for fees for mobile calls to local fixed lines and other networks and domestic mobile SMS, where ∆CPI is the year-over-year change of the consumer price index of previous year released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan. ∆CPI for 2009 that is used for the tariff reduction starting from April 1, 2010 is -0.87%; ∆CPI for 2010 that is used for the tariff reduction starting from April 1, 2011 is 0.96%; ∆CPI for 2011 that is used for the tariff reduction starting from April 1, 2012 is 1.42%.

On January 1, 2011, we implemented the NCC’s change in policy for collecting the tariffs of fixed line-to-mobile calls from mobile service providers to fixed communications service providers.  As a result, our fixed communications business now has the right to set and collect the tariffs for fixed line-to-mobile phone calls.

On June 22, 2011, we implemented a discounted tariff along with broadband speed upgrade for our broadband  service, under which we provided a 30% or more discount to subscribers of 20 Mbps, 50 Mbps or 100 Mbps broadband  access services. Moreover, we reduced our ADSL tariffs by approximately 20% starting from 2012 in order to attract more broadband customers.

In addition, in 2011, there were complaints from the general public regarding our mobile data network congestion. To address the situation, we adopted measures such as offering a 20% discount of the mobile data monthly fees from August 2011 to the end of 2012 for customers whose monthly data usage volume was less than one gigabyte.

As requested by the Legislative Yuan and National Communications Commission, we implemented a discounted tariff for telecommunication services from Kinmen, Matsu and Penghu Islands to Taiwan in April 1, 2011. We further applied one single tariff to all the telecommunication services for the entire country since January 2012.

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

•                  the deployment of a high-capacity long-haul reconfigurable optical add drop multiplexing system and a nationwide internet protocol backbone network with hundreds of Gbps  switching routers for internet and managed IP services; and

•                  the expansion and upgrade of our mobile services network as well as WiFi/Femtocell to improve indoor 3G mobile network coverage and transmission speed for mobile internet.

As a result, we made aggregate capital expenditures of NT$132.2 billion over the period from January 1, 2007 to December 31, 2011.

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

Provisions for pension payments to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2009, 2010 and 2011, personnel expenses represented 29.4%, 30.4% and 27.6% of our total operating costs and expenses, respectively, and pension costs represented 1.9%, 2.0% and 1.8% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2009		2010		2011
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	22.4	15.8%	22.9	15.8%	23.6	14.6%
Insurance	1.8	1.3	1.9	1.3	2.0	1.2
Pension	2.7	1.9	2.9	2.0	3.0	1.8
Other	14.8	10.4	16.4	11.3	16.2	10.0
Total personnel expenses	41.7	29.4%	44.1	30.4%	44.8	27.6%
Total operating costs and expenses	142.0	100.0%	145.0	100.0%	162.4	100.0%

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

Taxation

In May 2009, the Legislative Yuan passed an amendment to Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% effective in 2010. Furthermore, in May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises from 20% to 17%, effective on January 1, 2010. We benefit from tax incentives generally available to technology companies in the Republic of China, including tax credits of up to 30% of the amount of some of our research and development, automation and employee training expenditures in accordance with the Statute for Upgrading Industries. We also qualify for tax benefits at a rate of 5% to 15% of our investment amount for qualified equipment and technology. However, due to the expiration of the Statute for Upgrading Industries at the end of 2009, we will no longer receive tax credits for new investments in automation, employee training expenditures incurred, and equipment and technology purchased after January 2010. In addition, tax credit rate for research and development expenditures incurred after January 1, 2010 has been reduced to 15% from 30%, under the Statute for Innovating Industries enacted on May 12, 2010. As a result, though our effective tax rate was 22.3%, 15.8% and 15.2% in 2009, 2010 and 2011, respectively, the smaller scope of tax credits and lower tax credit rate will reduce the tax credits amount that we could benefit from in the future. Therefore, we expect that our effective tax rate in the future will not be lower compared to that of 2011.

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

We recognize other revenues as follows: (i) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (ii) monthly fees (on fixed-line services, mobile and internet and data services) are accrued every month, and (iii) prepaid services (fixed line, mobile and internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires. Where we enter into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Relative fair values are based on the selling prices of 3G data cards and handsets sold on a standalone basis and the monthly fees on the subscription contracts.

Where we sell products to third party cellular phone stores we record the direct sale of the products, typically handsets, as gross revenue when we are the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Impairment of Accounts Receivable

We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments before January 1, 2011.  We assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, we adopted the third-time revised Statement of Financial Accounting Standards  No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by us should be covered by No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.  There was no effect on the net income and after-tax basic earnings per share for the year ended December 31, 2011 as a result of the adoption of SFAS No. 34.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the period of time over which depreciation and amortization expense should be recorded. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment quarterly, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations. We did not have significant impairment losses of long-lived assets in 2009 and 2011, but had NT$66 million impairment loss in 2010.

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

The process of assessing whether a particular cost method investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these long-term investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the net asset values as well as the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of U.S. companies, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the book value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2009, we recognized impairment losses of NT$10 million for Essence Technology Solution and NT$10 million for Digimax Inc. due to poor operating performance. In 2010, we recognized impairment losses of NT$21 million for Digimax Inc., NT$13 million for ChipSip Technology Co., Ltd. due to poor operating performance, NT$9 million for Crystal Media Inc. and NT$16 million for A2peak Power Co., Ltd. due to adverse changes in market conditions. In 2011, we recognized impairment losses of NT$50 million (US$1.7 million) for Global Mobile Corp., NT$34 million (US$1.1 million) for RPTI International Ltd., NT$14 million (US$0.5 million) for CQi Energy Infocom Inc. and NT$10 million (US$0.3 million) for A2peak Power Co., Ltd.due to poor operating performance, and NT$21 million (US$0.7 million) for Aide Energy (Cayman) Holding Co., Ltd., NT$10 million (US$0.3 million) for Procrystal Technology Co., Ltd., NT$5 million (US$0.2 million) for OptiVision Technology, Inc., and NT$4 million (US$0.1 million) for Tatung Fine Chemicals Co., Ltd. due to adverse changes in the market.

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

Pension Benefits

The amounts recognized in our consolidated financial statements related to defined benefit pension are determined on an actuarial basis that utilizes several different assumptions in the calculation of such amounts. Significant assumptions used in determining our pension benefits are the discount rate, the expected long-term rate of return on plan assets, the rate of increase in compensation levels, and the average remaining years of service for employees.

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

We had a valuation allowance of NT$182 million (US$6.0 million) on our deferred tax asset balance as of December 31, 2011. We do not have a full valuation allowance on the deferred tax asset, as we believe these benefits will be partially realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, our ability to realize the deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

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

Effective from January 1, 2007, we adopted a guidance prescribing the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return under U.S. GAAP. This guidance also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with this guidance is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the estimates. The adoption of this guidance did not have a material impact on our results of operation, financial position and cash flows. We did not identify significant unrecognized tax benefits for the year ended December 31, 2009, 2010 and 2011. It is highly unlikely that we will incur any interests or penalties related to potential underpaid income tax expenses.

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

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in billions)
Revenues:
Domestic fixed communications	71.5	70.7	79.4	2.6
Mobile communications	86.5	89.0	93.0	3.1
Internet	23.7	24.5	24.8	0.8
International fixed communications	15.2	15.5	15.2	0.5
Others	1.5	2.7	5.1	0.2
Net revenues	198.4	202.4	217.5	7.2

Operating costs and expenses:
Operating costs	112.7	115.3	131.5	4.4
Operating expenses:
Marketing	22.3	22.5	23.2	0.8
General and administrative	3.8	4.0	4.2	0.1
Research and development	3.2	3.2	3.5	0.1
Total operating costs and expenses	142.0	145.0	162.4	5.4
Income from operations	56.4	57.4	55.1	1.8
Other income, net	0.8	0.3	1.6	0.1
Income before income tax expense	57.2	57.7	56.7	1.9
Income tax expense	12.7	9.1	8.6	0.3
Consolidated net income	44.5	48.6	48.1	1.6

Attributable to:
Stockholders of the parent	43.8	47.6	47.1	1.6
Minority interests	0.7	1.0	1.0	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2009	2010	2011
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	36.0%	34.9%	36.5%
Mobile communications	43.6	44.0	42.8
Internet	11.9	12.1	11.4
International fixed communications	7.7	7.7	7.0
Others	0.7	1.3	2.3
Total revenues	100.0%	100.0%	100%

Operating costs and expenses:
Operating costs	56.8%	57.0%	60.5%
Operating expenses:
Marketing	11.2	11.1	10.7
General and administrative	1.9	2.0	1.9
Research and development	1.6	1.6	1.6
Total operating costs and expenses	71.5	71.7	74.7
Income from operations	28.5	28.3	25.3
Other income, net	0.4	0.2	0.8
Income before income tax expense	28.9	28.5	26.1
Income tax expense	6.4	4.5	4.0
Consolidated net income	22.5%	24.0%	22.1%

Attributable to:
Stockholders of the parent	22.1	23.5	21.6
Minority interests	0.4	0.5	0.5

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before tax.

Due to the change in policy for collecting the tariffs for fixed line-to-mobile calls starting from 2011 as discussed in “Domestic Fixed Communications Business”, “Interconnection” and “Regulation—Interconnection Arrangements” of “Item 4. Information on the Company—B. Business Overview”, our domestic fixed communications revenues and cost of revenues increased in 2011, while mobile communications revenues for the same period decreased.

The year ended December 31, 2011 compared with the year ended December 31, 2010

Revenues

Our revenues increased by 7.4% from NT$202.4 billion in 2010 to NT$217.5 billion  (US$7.2 billion) in 2011. This increase was primarily due to increase in revenues generated from domestic fixed communications, mobile communications, and other business sectors.

Domestic fixed communications

Domestic fixed communications revenues comprised 34.9% and 36.5% of our revenues in 2010 and 2011, respectively. Our domestic fixed line revenues increased by 12.3% from NT$70.7 billion in 2010 to NT$79.4 (US$2.6 billion) in 2011.

Local telephone services. Our local telephone revenues increased from NT$32.3 billion in 2010 to NT$41.7 billion (US$1.4 billion) in 2011. This reflects the shift in policies for collecting the tariffs for fixed-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011, which gave our fixed communications business the right to set and collect the tariffs for fixed line-to-mobile phone calls. Traffic volume increased from 13.7 billion minutes in 2010 to 15.6 billion minutes in 2011. We primarily attribute the increase in traffic volume to the inclusion of fixed-line to mobile calls under this category as a result of the NCC’s change in policy for collecting the tariffs from fixed-line to mobile calls starting from 2011.  For the same reason, our local interconnection revenues decreased by NT$1.0 billion from NT$2.4 billion in 2010 to NT$1.4  billion (US$0.05 billion) in 2011 because fixed communications service providers received less interconnection charges from mobile service providers.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 12.9% from NT$6.6 billion in 2010 to NT$5.8 billion (US$0.2 billion) in 2011. This decrease was mainly due to a decrease in traffic volume from 3.4 billion minutes in 2010 to 3.2 billion minutes in 2011. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to mobile services and VoIP.

Broadband access. The number of our ADSL customers decreased from 2.3 million in 2010 to 2.1 million in 2011 due to customer migration to our FTTx services. There was an increase in the number of FTTx customers from approximately 2.0 million in 2010 to approximately 2.4 million in 2011. Broadband access revenue increased from NT$20.3 billion for 2010 to NT$20.4 billion (US$0.7 billion) for 2011.

Domestic leased line. While demand for higher speed leased lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators, as well as the continued migration of domestic leased line customers to broadband services. Domestic leased line revenue decreased from NT$6.1 billion for 2010 to NT$5.7 billion (US$0.2 billion) for 2011.

MOD. Our MOD revenues increased by  31.2% from NT$1.1 billion in 2010 to NT$1.4 billion (US$0.05 billion) in 2011. This increase was mainly due to an increase in the number of subscribers.

Others. Other revenues increased by 0.4% from NT$4.3 billion in 2010 to NT$4.4 billion (US$0.1 billion) in 2011. This increase was mainly due to an increase in corporate solution ICT business.

Mobile communications

Revenues from our mobile communications business segment comprised 44.0% and 42.8% of our revenues in 2010 and 2011, respectively. Revenues from our mobile communications business segment increased by 4.4 % from NT$89.0 billion in 2010 to NT$93.0 billion (US$3.1 billion) in 2011. This increase was principally due to the growth of mobile VAS  revenue and handset sales revenue offsetting the decline of mobile voice revenue since 2008. The growth of mobile voice traffic due to the general recovery of the economy in the R.O.C. was partially offset by the mandatory tariff reduction and the impact from the change in policy for collecting the tariffs for fixed-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011, which gave our fixed communications business the right to set and collect the tariffs for fixed line-to-mobile phone calls.

Mobile services. Revenues from our mobile services comprised 36.1% and 32.6% of our revenues in 2010 and 2011, respectively. Revenues from our mobile services decreased by 3% from NT$73.1 billion in 2010 to NT$70.9 billion (US$2.3 billion) in 2011 due to the decline of mobile voice revenue as a result of the change in policy for collecting the tariffs for fixed line-to-mobile phone calls from mobile service providers to fixed communications service providers, and the mandatory tariff reduction, which was partially offset by the growth of mobile VAS revenue from NT$ 11.1 billion in 2010 to NT$15.2 billion (US$0.5 billion) in 2011.

Sales of mobile handsets and data cards. Revenues from our sales of mobile handsets and data cards comprised 7.9% and 10.1% of our revenues in 2010 and 2011, respectively. Revenues from our sales of mobile handsets and data cards increased by 38.4% from NT$15.9 billion in 2010 NT$22.0 billion (US$0.7 billion) in 2011. This increase was principally due to the strong sales of mobile smart phones and the general recovery of the economy in the R.O.C.

Internet

Internet revenues comprised 12.1% and 11.4% of our revenues in 2010 and 2011, respectively. Our revenues attributable to our internet business increased by 1.4 % from NT$24.5 billion in 2010 to NT$24.8 billion (US$0.8 billion) in 2011. The increase was mainly due to a 3% increase in the number of our total HiNet broadband subscribers from approximately 3.6 million as of December 31, 2010 to approximately 3.7 million as of December 31, 2011. Our HiNet subscribers remained at approximately 4.1 and 4.2 million subscribers as of December 31, 2010 and 2011, respectively.  As of December 31, 2011, approximately 82% of our broadband access customers were also HiNet subscribers, using HiNet as their ISP.

International fixed communications

International fixed communications revenues comprised 7.7% and 7.0% of our revenues in 2010 and 2011, respectively. Our international fixed communications revenues decreased by 2% from NT$15.5 billion in 2010 to NT$15.2 billion (US$0.5 billion) in 2011. This decrease was mainly due to the decrease in international long distance service revenue as a result of intensified market competition.

International long distance telephone services. Our international long distance telephone revenues   decreased by 3.4% from NT$12.9 billion in 2010 to NT$12.4 billion (US$0.4 billion) in 2011 because of the decline in traffic volumes as a result of intensified market competition.

International leased line and international data services. Our international leased line and international data revenues increased by 6% from NT$2.0 billion in 2010 to NT$2.1 billion (US$70.1 million) in 2011. The increase was mainly because of the overseas market expansion and the increased demand of multinational corporations.

Others

Other revenues comprised 1.3% and 2.3% of our revenues in 2010 and 2011, respectively. Our other revenues increased by 90.0% from NT$2.7 billion in 2010 to NT$5.1 billion (US$0.2 billion) in 2011. The increase was mainly due to higher property sales by our subsidiary Light Era Development Co., Ltd.

Operating Costs and Expenses

Our operating costs and expenses increased by 12.0% from NT$145.0 billion in 2010 to NT$162.4 billion (US$5.4 billion) in 2011. This increase was primarily due to the higher cost of handsets sold, interconnection costs and transition fees resulting from the change in policy for collecting the tariffs of fixed line-to-mobile phone calls.

Operating Costs

Operating costs include depreciation and amortization expense, personnel expenses, cost of goods sold, interconnection and service expense, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 14.0% from NT$115.3 billion in 2010 to NT$131.5 billion (US$4.4 billion) in 2011. This increase was principally a result of an increase of NT$8.1  billion (US$266.1  million) in cost of goods sold, an increase of NT$7.1 billion (US$232.9 million) in interconnection and service expenses mainly due to the change in policy for collecting the tariffs of fixed line-to-mobile phone calls, an increase of NT$1.0  billion (US$34.5  million) in maintenance and material expenses due to expansion of broadband facilities, a NT$1.0 billion (US$33.2 million) increase in corporate solution ICT costs due to the increase in revenue, partially offset by a decrease of NT$1.8 billion (US$61.1 million) in depreciation.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt increased by 3.1% from NT$22.5 billion in 2010 to NT$23.2 billion (US$0.8 billion) in 2011. This increase was principally a result of a NT$0.3 billion (US$11.5 million) increase in salary expenses due to headcount growth, and NT$0.2 billion (US$7.0 million) in expenses relating to human resource outsourcing services for the sales division.

General and administrative

Our general and administrative expenses increased by 4.2% from NT$4.0 billion in 2010 to NT$4.2 billion (US$0.1 billion) in 2011. This increase was principally a result of new business in mobile industry in Mainland China and an increase in personnel expenses mainly due to salary increases, additional employees and bonuses.

Research and development

Our research and development expenses increased by 8.5% from NT$3.2 billion in 2010 to NT$3.5 billion (US$0.1 billion) in 2011. This increase was principally a result of an increase in research professionals and engineers.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
For the year ended December 31, 2011
Operating costs and expenses	76.7	72.3	17.2	15.8	8.0	(27.6)	162.4
Depreciation and amortization	20.1	8.3	2.3	1.3	0.3	—	32.3
For the year ended December 31, 2010
Operating costs and expenses	67.0	62.1	15.8	14.5	6.1	(20.5)	145.0
Depreciation and amortization	21.9	8.2	2.2	1.4	0.3	—	34.0

Domestic fixed communications

Our domestic fixed communications costs and expenses increased by 14.5% from NT$67.0 billion in 2010 to NT$76.7 billion (US$2.5 billion) in 2011, primarily due to an increase of NT$9.7 billion (US$321.4 million) in interconnection and service expenses mainly due to the change in policy for collecting the tariffs of fixed line-to-mobile phone calls. Since we are the market leader of the local call services, in addition to the interconnection fees, we are required to pay transition fees to the mobile operators for a period of six years.

Mobile communications

Our mobile communications operating costs and expenses increased by 16.4% from NT$62.1 billion in 2010 to NT$72.3 billion (US$2.4 billion) in 2011. This increase was primarily due to an increase of NT$7.9 billion (US$262.6 million) in cost of handsets sold and an increase of NT$1.6 billion (US$53.5 million) in leased line and internet access expenses.

Internet

Our internet operating costs and expenses increased by 9.1% from NT$15.8 billion in 2010 to NT$17.2 billion (US$0.6 billion) in 2011. This increase was primarily due to an increase of NT$0.8 billion (US$27.4 million) in leased line expenses for broadband services and an increase of NT$0.4 billion (US$12.9 million) in corporate solution services and ICT costs.

International fixed communications

Our international fixed communications costs and expenses increased by 9.2% from NT$14.5 billion in 2010 to NT$15.8 billion (US$0.5 billion) in 2011. The increase was primarily due to an increase of NT$0.9 billion (US$28.4 million) in international interconnection  expenses.

Others

The costs and expenses from our other business increased by 32.0 % from NT$6.1 billion in 2010 to NT$8.0 billion (US$0.3 billion) in 2011. The increase was primarily due to an increase of NT$1.4 billion (US$46.5 million) in construction costs and an increase of NT$0.5 billion (US$16.5 million) in research and development expense.

Income from operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 4.0% from NT$57.4 billion in 2010 to NT$55.1 billion (US$1.8 billion) in 2011. Our operating margin decreased from 28.3% in 2010 to 25.3% in 2011.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2011
Revenues from external customers	79.4	93.0	24.8	15.2	5.1	—	217.5
Intersegment service revenues	15.4	7.0	1.9	2.6	0.7	(27.6)	—
Interest income	—	—	—	—	0.7	—	0.7
Other income	0.4	0.1	—	0.1	0.6	—	1.2
	95.2	100.1	26.7	17.9	7.1	(27.6)	219.4
Segment income before tax	18.5	27.8	9.6	2.0	(1.2)	—	56.7
For the year ended December 31, 2010
Revenues from external customers	70.7	89.0	24.5	15.5	2.7	—	202.4
Intersegment service revenues	14.7	2.1	1.1	1.7	0.7	(20.3)	—
Interest income	—	—	—	—	0.5	—	0.5
Other income	—	0.3	—	0.1	0.3	(0.2)	0.5
	85.4	91.4	25.6	17.3	4.2	(20.5)	203.4
Segment income before tax	18.1	29.3	9.8	2.7	(2.2)	—	57.7

As a result of the foregoing, the segment income before tax for our domestic fixed communications business increased by 2.4% from NT$18.1 billion in 2010 to NT$18.5 billion (US$0.6 billion) in 2011; segment income before tax for our mobile communications business decreased by 5.1% from NT$29.3 billion in 2010 to NT$27.8 billion (US$0.9 billion) in 2011; segment income before tax for our internet business decreased by 2.8% from NT$9.8 billion in 2010 to NT$9.6 billion (US$0.3 billion) in 2011; segment income before tax for our international fixed communications business decreased by 23.1% from NT$2.7 billion in 2010 to NT$2.0 billion (US$0.1 million) in 2011; and segment loss for our others business segment decreased by 43.7% from NT$2.2 billion in 2010 to NT$1.2 billion (US$ 40.5 million) in 2011.

Other Income, Net

Our other income, net increased by 402.8% from NT$0.3 billion in 2010 to NT$1.6 billion (US$53.3 million) in 2011. This increase was primarily due to a NT$0.5 billion (US$17.0 million) increase in net gain on disposal of property, plant and equipment, a NT$0.2 billion (US$7.0 million) increase in equity in earnings of equity method investees, a NT$0.3 billion (US$9.3 million) increase in net interest income, and a NT$0.2 billion (US$5.0 million) decrease in net loss on valuation and disposal of financial instruments.

Income Tax

Our income tax was NT$9.1 billion in 2010, compared to NT$8.6 billion (US$0.3 billion) in 2011. Our effective tax rate was 15.8% in 2010 and 15.2% in 2011, primarily due to lower income from operations. Please refer to “Item 5. Operating and Financial Review and Prospects—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent decreased by 1.1% from NT$47.6 billion in 2010 to NT$47.1 billion (US$1.6 billion) in 2011. Our net margin was 23.5% in 2010 and 21.6 % in 2011.

The year ended December 31, 2010 compared with the year ended December 31, 2009

Revenues

Our revenues increased by 2.1% from NT$198.4 billion in 2009 to NT$202.4 billion in 2010. This increase was primarily due to increase in revenues generated from mobile communications,  internet, international fixed communications and other business sectors.

Domestic fixed communications

Domestic fixed communications revenues comprised 36.0% and 34.9% of our revenues in 2009 and 2010, respectively. Our domestic fixed line revenues decreased by 1.1% from NT$71.5 billion in 2009 to NT$70.7 billion  in 2010.

Local telephone services. Our local telephone revenues decreased from NT$33.2 billion in 2009 to NT$32.3 billion in 2010. This reflects a 6.4% decline in traffic volume from 14.6 billion minutes in 2009 to 13.7 billion minutes in 2010, offset by a 0.5% increase in average local usage fees. The decline in traffic volume was primarily due to the traffic migration from fixed line services to mobile and internet telephone services. We expect this trend to continue as broadband and mobile services become more widely adopted in Taiwan. However, we believe the rate of such migration is slowing down. Our local interconnection revenues decreased by NT$77 million (US$2.6 million) from 2009 to 2010 because of the decrease in fixed line to mobile voice traffic volume of calls terminating on mobile networks of alternative operators.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 10.2% from NT$7.4 billion in 2009 to NT$6.6 billion in 2010. This decrease was mainly due to a decrease in traffic volume from 3.6 billion minutes in 2009 to 3.4 billion minutes in 2010 and domestic long distance interconnection tariff decreases mandated by the National Communications Commission. The decrease in traffic volume was primarily due to the continued traffic migration from fixed line services to mobile services and VoIP. Our interconnection revenues also decreased primarily because the telecommunications operators construct their own interconnection circuit.

Broadband access. The number of our ADSL customers decreased from 2.7 million in 2009 to 2.3 million in 2010 due to customer migration to our FTTx services. There was an increase in the number of FTTx customers from approximately 1.6 million in 2009 to approximately 2.0 million in 2010. Broadband access revenue increased from NT19.9 billion for 2009 to NT$20.3 billion for 2010.

Domestic leased line. While demand for higher speed leased lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed line operators, as well as the continued migration of domestic leased line customers to broadband services. Domestic leased line revenue decreased from NT$6.7 billion for 2009 to NT$6.1 billion for 2010.

MOD. Our MOD revenues increased by 9.9% from NT$0.9 billion in 2009 to NT$1.1 billion in 2010. This increase was mainly due to an increase in the average revenue per user. In addition, since 2010, MOD revenues include billing fees and advertising revenues, which was previously accounted for under domestic other services.

Mobile communications

Revenues from our mobile communications business segment comprised 43.6% and 44.0% of our revenues in 2009 and 2010, respectively. Revenues from our mobile communications business segment increased by 2.9% from NT$86.5 billion in 2009 to NT$89.0 billion in 2010. This increase was principally due to the growth of mobile VAS revenue and handset sales revenue offsetting the decline of mobile voice revenue over years. The growth of mobile voice traffic due to the general recovery of the economy in the R.O.C. partially offset the impact from the mandatory tariff reduction, which helped slow down the decline of the mobile voice revenue in 2010.

Mobile services. Revenues from our mobile services comprised 36.0% and 36.1% of our revenues in 2009 and 2010, respectively. Revenues from our mobile services increased by 2.3% from NT$71.4 billion in 2009 to NT$73.1 billion in 2010 due to the growth of mobile VAS revenue from NT$8.4 billion in 2009 to NT$ 11.1 billion in 2010, offsetting the decline of mobile voice revenue. The growth of mobile traffic volume due to the general recovery of the economy in the R.O.C. also helped slow down the decline in mobile voice revenue.

Sales of mobile handsets and data cards. Revenues from our sales of mobile handsets and data cards comprised 7.6% and 7.9% of our revenues in 2009 and 2010, respectively. Revenues from our sales of mobile handsets and data cards increased by 6.1% from NT$15.0 billion in 2009 to NT$15.9 billion in 2010. This increase was principally due to the strong sales of mobile smart phones and the general recovery of the economy in the R.O.C.

Internet

Internet revenues comprised 11.9% and 12.1% of our revenues in 2009 and 2010, respectively. Our revenues attributable to our internet business increased by 3.5% from NT$23.7 billion in 2009 to NT$24.5 billion in 2010. The increase was mainly due to a 1.6% increase in the number of our total HiNet broadband subscribers from approximately 3.5 million as of December 31, 2009 to approximately 3.6 million as of December 31, 2010. Our HiNet subscribers remained at approximately 4.1 million subscribers as of December 31, 2009 and 2010 because the increase of our HiNet broadband subscribers was offset by the decrease of HiNet dial-up subscribers. As of December 31, 2010, approximately 82.0% of our broadband customers were also HiNet subscribers, using HiNet as their ISP.

International fixed communications

Our international fixed communications revenues increased by 1.9% from NT$15.2 billion in 2009 to NT$15.5 billion in 2010. This increase was mainly due to the increase in revenues from our international leased line services and international data services.

International long distance telephone services. Our international long distance telephone revenues remained constant at NT$12.9 billion in 2009 and 2010 because the decrease of the unit price was offset by the growth in both the traffic volume of calls using calling cards and the wholesale of the traffic from 2009 to 2010. Our international settlement revenues decreased from NT$3.5 billion in 2009 to NT$3.2 billion in 2010. This decrease was primarily due to the appreciation of NT dollars.

International leased line and international data services. Our international leased line and international data revenues increased by 19.1% from NT$1.68 billion in 2009 to NT$2.00 billion in 2010. The increase was mainly because of the overseas market expansion and the increased demand of multinational corporations.

Operating Costs and Expenses

Our operating costs and expenses increased by 2.2% from NT$142.0 billion in 2009 to NT$145.0 billion in 2010. This increase was primarily due to the increases in costs of handsets sold. As a percentage of revenues, operating costs and expenses increased from 71.5% in 2009 to 71.7% in 2010.

Operating Costs

Operating costs include depreciation and amortization expense, personnel expenses, cost of goods sold, interconnection and service expense, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 2.3% from NT$112.7 billion in 2009 to NT$115.3 billion in 2010. This increase was principally a result of an increase of NT$3.0 billion in cost of goods sold, an increase of NT$1.2 billion  in personnel expenses mainly due to increase in bonus expense because of net income growth, and a NT$0.6 billion  increase in ICT costs due to the increase in revenue, partially offset by a decrease of NT$2.2 billion in depreciation.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt increased by 0.8% from NT$22.3 billion in 2009 to NT$22.5 billion in 2010. This increase was principally a result of a NT$0.5 billion increase in bonus, partially offset by a decrease of NT$0.3 billion in expenses relating to advertising and other marketing-related activities.

General and administrative

Our general and administrative expenses increased by 6.6% from NT$3.8 billion in 2009 to NT$4.0 billion in 2010. This increase was principally a result of a NT$0.1 billion increase due to the consolidation of our subsidiaries previously accounted for under the equity method, and a NT$0.1 billion increase in bonus.

Research and development

Our research and development expenses remained flat at NT$3.2 billion in 2009 and 2010.

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

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 0.9% from NT$67.6 billion in 2009 to NT$67.0 billion in 2010, primarily due to a NT$2.1 billion decrease in depreciation and amortization expenses reflecting a slowdown in capital expenditures, partially offset by a NT$0.9 billion increase in corporate solution services and ICT costs and a NT$0.8 billion increase in bonus.

Mobile communications

Our mobile communications operating costs and expenses increased by 6.6% from NT$58.3 billion in 2009 to NT$62.1 billion in 2010. This increase was primarily due to an increase of NT$2.4 billion in cost of handsets sold, and an NT$1.0 billion increase in leased line and internet access expenses.

Internet

Our internet operating costs and expenses increased by 4.5% from NT$15.1 billion in 2009 to NT$15.8 billion in 2010. This increase was primarily due to a NT$0.4 billion increase in leased line expenses.

International fixed communications

Our international fixed communications costs and expenses increased by 1.9% from NT$14.2 billion in 2009 to NT$14.5 billion in 2010. The increase was primarily due to an increase of NT$0.1 billion in equipment rental expense and an increase of NT$0.1 billion in corporate solution services and ICT costs.

Others

The costs and expenses from our other business increased by 31.7% from NT$4.6 billion in 2009 to NT$6.1 billion in 2010. The increase was primarily due to the consolidation of our subsidiaries.

Income from operations and Operating Margin

As a result of the foregoing, our income from operations increased by 1.7% from NT$56.4 billion in 2009 to NT$57.4 billion in 2010. Our operating margin decreased from 28.5% in 2009 to 28.3% in 2010.

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

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 3.4% from NT$17.4 billion in 2009 to NT$18.1 billion in 2010; segment income before tax for our mobile communications business decreased by 2.8% from NT$30.2 billion in 2009 to NT$29.3 billion in 2010; segment income before tax for our internet business increased by 5.1% from NT$9.3 billion in 2009 to NT$9.8 billion in 2010; segment income before tax for our international fixed communications business increased by 4.0% from NT$2.6 billion in 2009 to NT$2.7 billion in 2010; and segment loss for our others business segment decreased by 5.5% from NT$2.3 billion to NT$2.2 billion.

Other Income, Net

Our other income, net decreased by 62.1% from NT$0.8 billion in 2009 to NT$0.3 billion in 2010. This decrease was primarily to a NT$0.2 billion loss on disposal of property, plant, and equipment, and a NT$0.1 billion net loss on valuation and disposal of financial instruments, and a NT$0.1 billion net loss on foreign exchange.

Income Tax

Our income tax was NT$12.7 billion in 2009, compared to NT$9.1 billion in 2010. Our effective tax rate was 22.3% in 2009 and 15.8% in 2010, primarily due to the reduction of the corporate income tax rate in the R.O.C. from 25% to 17% effective from 2010. Please refer to “Item 5. Operating and Financial Review and Prospects—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent increased by 8.8% from NT$43.8 billion in 2009 to NT$47.6 billion in 2010. Our net margin was 22.1% in 2009 and 23.5% in 2010.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in billions)
Net cash provided by operating activities	77.3	84.8	75.3	2.5
Net cash used in investing activities	(29.5)	(17.4)	(33.1)	(1.1)
Net cash used in financing activities	(56.5)	(47.0)	(65.7)	(2.2)
Effect of exchange rate changes	—	—	0.1	—
Effect of change on consolidated subsidiaries	0.7	(2.8)	(0.1)	—
Net increase (decrease) in cash and cash equivalents	(8.0)	17.6	(23.5)	(0.8)
Cash and cash equivalents at end of year	73.3	90.9	67.4	2.2

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient to meet our present cash flow requirements.

In 2011, we generated NT$75.3 billion (US$2.5 billion) net cash from operating activities as compared to NT$84.8 billion in 2010. The decrease was primarily due to a NT$6 billion (US$0.2 billion) decrease in cash flow from accounts receivable because starting from 2011, we brought our billing period for monthly fees in line with that for connection charges, and due to a NT$2.3 billion (US$0.1 billion) decrease in income from operations owing to the increased operating cash outflow which outnumbered the revenue in 2011.

In 2010, we generated NT$84.8 billion net cash from operating activities as compared to NT$77.3 billion in 2009. The increase was primarily due to a NT$4.1 billion increase in consolidated net income and the decrease in pension fund contribution described below.

Historically, net cash from operating activities has been sufficient to cover our capital expenditures, including ongoing expansion and modernization of our networks.

In 2011, net cash used in investing activities was NT$33.1 billion (US$1.1 billion), an increase from NT$17.4 billion in 2010. The change was primarily due to the decrease in cash flow from disposal of available-for-sale financial instruments.

In 2010, net cash used in investing activities was NT$17.4 billion, a decrease from NT$29.5 billion in 2009. The change was primarily due to the increase in cash inflow from disposal of available-for-sale financial instruments.

In 2011, our net cash used in financing activities totaled NT$65.7 billion (US$2.2 billion), which mainly reflected NT$42.9 billion (US$1.4 billion) of payment of dividends during that period and NT$19.4 billion (US$0.6 billion) of cash distribution to our stockholders for a capital reduction plan.

In 2010, our net cash used in financing activities totaled NT$47.0 billion, which mainly reflected NT$39.4 billion of payment of dividends during that period and NT$9.7 billion of cash distribution to our stockholders for a capital reduction plan.

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

As of December 31, 2011, our primary source of liquidity was NT$67.4 billion (US$2.2 billion) in cash and cash equivalents.

Our subsidiary, Spring House Entertainment Inc. applied for a secured loan from the Industrial Development Bureau of the Ministry of Economic Affairs for research and development purposes and obtained the loan from Taiwan Business Bank. This secured loan was early repaid in full in April 2010.

As of December 31, 2009, 2010 and 2011, our subsidiary Chief Telecom had short-term unsecured loans in the amount of NT$235 million, NT$75 million, and NT$70 million (US$2.3 million) at interest rates at 1.15%, 1.10% and 1.25%, respectively. As of December 31, 2009, 2010 and 2011, Chief Telecom had long-term unsecured loans in the amount of NT$310 million, NT$209 million and NT$109 million (US$3.6 million), respectively, all with interest rates ranging from 2.01% to 2.04%.

As of December 31, 2009, our subsidiary Light Era Development Co., Ltd. had a short-term secured loan from First Commercial Bank in the amount of NT$488 million at an interest rate of 0.81%. In September 2010, Light Era Development renewed this short-term loan to a long-term secured loan, and obtained another long-term secured loan in the amount of NT$2,750 million from Chang Hwa Bank. As of December 31, 2010 and 2011, Light Era Development Co., Ltd. had secured loans in the amount of NT$3,238 million with interest rates ranging from 0.80% to 1.01%, and NT$1,650 million (US$54.5 million) with interest rate at 1.10%, respectively.

As of December 31, 2010 and 2011, Chunghwa Precision Test Technology Co., Ltd., a subsidiary of Chunghwa Investment Co., Ltd. had short-term unsecured loans of NT$40 million and NT$5 million(US$0.17 million) at interest rates ranging from 1.29% to 1.33% and 1.53% from the Bank of Taiwan and E.SUN Bank, respectively, and a long-term secured loan of NT$10 million and NT$1.42 million (US$0.05 million) from E.SUN Bank at an interest rate of 1.60% and 1.83%, respectively.

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

Capital Expenditures

The following table sets forth a summary of our capital expenditures for the periods indicated.

	For the year ended December 31,
	2009		2010		2011
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	15.9	62%	14.2	58%	16.6	62%
Mobile communications business	5.0	20	5.3	21	4.3	16
Internet business	2.1	8	1.9	8	3.8	14
International fixed communications business	1.3	5	1.8	7	1.5	6
Others	1.2	5	1.4	6	0.7	2
Total capital expenditures	25.5	100%	24.6	100%	26.9	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2012.

	For the year ending December 31, 2012
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	19.3	58.3%
Mobile communications business	6.9	20.9
Internet business	4.5	13.6
International fixed communications business	1.6	4.8
Others	0.8	2.4
Total capital expenditures	33.1	100.0%

We expect our total capital expenditures to be approximately NT$ 33.1 billion in 2012. In future periods, we expect our total capital expenditures to rise due to the launch of new businesses, FTTx network expansion, access bandwidth enhancement, service platforms, cloud computing and 3G/HSPA/HSPA+ mobile network expansion. We expect to finance these capital expenditures with our cash flows from operations.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2009, 2010 and 2011.

Recent Accounting Pronouncements

The ARDF of the R.O.C revised statement of Financial Accounting Standards No. 34, “Financial Instruments:  Recognition and Measurement” on December 4, 2008. One of the main revisions is that the impairment of receivables originated by us should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected. The revised SFAS No. 34 should be applied to financial statements for the fiscal years beginning on and after January 1, 2011.  The adoption of the accounting standard did not have a material effect on our results of operations, financial position and cash flows.

On May 14, 2009, the Financial Supervisory Commission announced the “Framework for Adoption of International Financial Reporting Standards, or IFRSs, by Companies in the R.O.C.”  In this framework, starting 2013, companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidance translated by the ARDF and issued by the FSC. Note 35 to our audited consolidated financial statements included elsewhere in this annual report provides a description of our plans, status of execution and the material differences between the existing accounting policies and the accounting policies to be adopted under IFRSs.

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements.  The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.  The update is effective for annual reporting periods beginning on or after June 15, 2010.  The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements.  Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance.  The update is effective for annual reporting periods beginning on or after June 15, 2010.  The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement.  These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities.  Except for the detailed disclosures of changes in Level 3 items, which are effective for us as of January 1, 2011, the remaining new disclosure requirements were effective for us as of January 1, 2010.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions.  Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive.  This standard is effective for us on a prospective basis as of January 1, 2011.  The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition.  Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity.  This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively.  Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted.  Earlier application is permitted.  The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented.  This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  This guidance is effective for business combinations consummated in periods beginning after December 15, 2010.  Early adoption is permitted.  We will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.  The adoption of the accounting standard did not have a material effect on our financial statements.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010.  Early application will not be permitted.  The adoption of the accounting standard did not have a material effect on our consolidated financial statements.

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. Early adoption is not permitted. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on our results of operations, financial condition or cash flows.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements.  The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income.  This guidance must be applied retroactively and is effective for fiscal years beginning after December 15, 2011. Earlier application is permitted.  Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our result of consolidated financial statements.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary.  Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test.  If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required.  Otherwise, no further testing is required.  This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Earlier adoption is permitted.  We are currently evaluating the impact on the adoption of the update.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments.  Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position.  The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required.  Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on our results of operations, financial condition or cash flows.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and stockholders’ equity in accordance with R.O.C. GAAP and U.S. GAAP as of and for the periods indicated.

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in billions)
R.O.C. GAAP:
Consolidated net income	44.5	48.6	48.1	1.6
Attributable to:
Stockholders of the parent	43.8	47.6	47.1	1.6
Minority interests	0.7	1.0	1.0	—
U.S. GAAP:
Net income	45.8	49.2	49.4	1.6

	For the year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$	US$
	(in billions)
Attributable to:
Stockholders of the parent	45.1	48.3	48.4	1.6
Noncontrolling interests	0.7	0.9	1.0	—
Total stockholders’ equity:
R.O.C. GAAP	379.0	368.6	373.0	12.3
U.S. GAAP	306.5	296.1	301.4	9.9

Note 36 to our audited consolidated financial statements included elsewhere in this annual report provides a description of the significant difference between R.O.C. GAAP and U.S. GAAP as they related to us and a reconciliation of net income and stockholders’ equity.

C. Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2009, 2010 and 2011, our research and development expenses were approximately NT$3.2 billion, NT$3.2 billion and NT$3.5 billion (US$116.5 million), respectively, or approximately 1.6%, 1.6% and  1.6% of our revenues, respectively.

As of March 31, 2012, we have more than 2,213 researchers focusing on the following areas:

•                  wireless communication;

•                  broadband transmission and access;

•                  Internet and multimedia applications;

•                  network operation support;

•                  customer service information;

•                  Information and communication security;

•                  advanced technologies research; and

•                  customer premises equipment.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our xDSL/FTTx deployment,  internet-based call center, e-commerce platform, mobile internet  services, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of December 31, 2011, we have been granted 360 domestic patents and 60 foreign patents.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2011.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(NT$ in billions)
Contractual Obligations(1)
Short-term loans	0.1	0.1	—	—	—
Long-term loans	1.8	0.7	—	1.1	—
Obligations related to ST-2 satellite	2.8	0.2	0.4	0.4	1.8
Operating leases(2)	6.2	1.9	2.7	1.5	0.1
Total	10.9	2.9	3.1	3.0	1.9

(1)         Accrued pension liabilities of NT$1.4 billion (US$47.7 million) as of December 31, 2011 have not been included in the table above.

(2)         Operating leases obligations are described in note 31 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2011, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$0.05 billion (US$1.7 million), acquisition of telecommunications equipment of NT$20.0 billion (US$660.5 million), unused letters of credit of NT$0.3 billion (U$9.9 million) and contracts for printing bills, envelopes and marketing gifts of NT$34.7 million (US$1.1 million). Light Era Development has already contracted to advance sale of lands and buildings for NT$1.1 billion (US$36.7 million), and collected NT$0.2 billion (US$7.9 million) in advance according to the contracts.

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

ITEM 6.                                                                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors and supervisors and such person’s position as of March 31, 2012. There is no family relationship among any of these persons. All of our directors and supervisors were elected at our annual general stockholders’ meeting held on June 18, 2010 and have terms from June 18, 2010 to June 17, 2013.

Name	Age	Position
Shyue-Ching Lu	63	Chairman, chief executive officer and director
Shaio-Tung Chang	65	President and director
Wen-Tsan Lin	55	Director
Yu-Fen Hong	55	Director
Gordon S. Chen	58	Director
Yi-Bing Lin	51	Director
Jennifer Yuh-Jen Wu	51	Director
Shih-Wei Pan	57	Director
Chung-Yu Wang(1)	67	Director
Zse-Hong Tsai(1)	51	Director
Chung-Fern Wu(1)	55	Director
Shih-Peng Tsai	63	Director
Shwu-Fen Chao	48	Supervisor
I-Hwa Wu	63	Supervisor
Su-Ghen Huang	47	Supervisor

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

Wen-Tsan Lin is a director of our company. Mr. Lin is also a director of Personnel Department at the Ministry of Transportation and Communications. Mr. Lin holds a Ph.D degree from Public Administration Department of National Chengchi University in Taiwan.

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

Yi-Bing Lin is a director of our company. Dr. Yi-Bing Lin received his bachelor’s degree from the National Cheng Kung University in Tainan, Taiwan in 1983, and his Ph.D. from the University of Washington in Seattle in 1990. From 1990 to 1995, he was a research scientist with Bellcore (Telcordia). He then joined the National Chiao Tung University, or NCTU, in Taiwan where he remains. In 1996, he served as the deputy director of Microelectronics and Information Systems Research Center at the NCTU. Between 1997 and 1999, Dr. Lin was chairman of the Department of Computer Science & Information Engineering at the NCTU. Since 2000, he has also been appointed as an adjunct research fellow at the Academia Sinica. Between 2004 and 2006, Dr. Lin was appointed the vice president of the office of research and development at the NCTU. From 2007 to February 22, 2011, Dr. Lin has served as the dean of the College of Computer Science at the NCTU. Since February 23, 2011, he became the vice president of NCTU.

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

Su-Ghen Huang is a supervisor of our company. Ms. Huang is also currently the director of the Department of Planning of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Ms. Huang holds a bachelor’s degree in Accounting from the Furen University in Taiwan.

The following people served as directors on our board during 2011 but are no longer serving with us due to resignations or replacements.

Mu-Shun Lin was a director of our company. Mr. Lin is the chief secretary at the Ministry of Transportation and Communications. Mr. Lin holds a master’s degree in law from Ming-Chuan University in Taiwan.

Shen-Ching Chen was a director of our company. Mr. Chen is the vice president of Chinese Television System. He was the president of the Central News Agency, the assistant general manager of the Public Television Service and assistant manager of Formosa TV’s news department. Mr. Chen obtained a bachelor’s degree in journalism from Chengchi University.

The following table sets forth the name, age, position and tenure of each of our executive officers and such person’s position as of March 31, 2012. There is no family relationship among any of these persons.

Name	Age	Position
Shu Yeh	54	Chief financial officer and senior vice president
Chi-Mau Sheih	58	Senior vice president
Yen-Sung Lee	63	Senior vice president
Mu-Piao Shih	59	Senior vice president
Yuan-Kuang Tu	56	Executive vice president
Min-Hsuan Lin	63	Executive vice president
Chang-Rong Chen	61	Executive vice president
Fu-Kuei Chung	58	Executive vice president
Hsiu-Gu Huang	59	Executive vice president
Tai-Feng Leng	63	Executive vice president

Shu Yeh is our chief financial officer. Dr. Yeh is also a director of Chunghwa Investment Co., Ltd. Dr. Yeh served as an independent director of our company from June 2007 to January 2010. Dr. Yeh also served as a professor of accounting at National Taiwan University. Dr. Yeh holds a Ph.D. degree in accounting from the University of California, Los Angeles, a master’s degree in professional accounting from the University of Texas at Austin, and a bachelor’s degree in economics from the National Taiwan University.

Chi-Mau Sheih is a senior vice president of our company. Mr. Sheih is also a director of Taiwan International Standard Electronics Co., Ltd. Mr. Sheih was an executive vice president and the manager of our Southern Taiwan Business Group from March 2007 to June 2010. Prior to that, he was an executive vice president of our company and the manager of our Central Taiwan Business Group from September 2006 to March 2007. He served as the senior managing director of our Network Department from September 2001 to January 2004. He also served as an assistant vice president of our company and a deputy manager of our Central Taiwan Business Group from January 2004 to September 2006. Mr. Sheih holds a Master of Business Administration degree from the National Taiwan University.

Yen-Sung Lee is a senior vice president of our company. Dr. Lee is also a director of Senao International Co., Ltd. Dr. Lee previously served as an executive vice president of our company and the manager of our Enterprise Business Group from February 2007 to September 2008. Mr. Lee was an executive vice president and the manager of the Data Communications Business Group of our company from January 2002 to April 2005 and was the president of the Telecom Laboratories from April 2005 to February 2007. Mr. Lee holds a Ph. D. degree in information engineering from National Chiao Tung University.

Mu-Piao Shih is a senior vice president of our company. Mr. Shih is also a director of Taipei Financial Center Corp. Mr. Shih was an executive vice president of our company and the  manager of our Mobile Business Group from September 2009 to August 2011. Mr. Shih served as an assistant vice president and a deputy manager of our Mobile Business Group from March 2005 to September 2009. He also served as the senior chief engineer of our Mobile Business Group from October 2001 to March 2005. Mr. Shih holds a master’s degree in electronic engineering from the National Taiwan University.

Yuan-Kuang Tu is an executive vice president of our company and the manager of our Northern Taiwan Business Group. Dr. Tu is also a director of Senao International Co., Ltd. He served as the president of Chunghwa Telecom Laboratories from May 2009 to March 2012, the senior managing director of our Corporate Planning Department from May 2007 to May 2009, and a vice president of Chunghwa Telecom Laboratories from March 2006 to April 2007. He holds a Ph.D. degree in Electrical Engineering from National Taiwan University.

Min-Hsuan Lin is an executive vice president of our company and the manager of our Southern Taiwan Business Group since June 2010. Prior to that, he served as an assistant vice president of our company and a deputy manager of our Southern Taiwan Business Group from September 2009 to June 2010. He also served as  the manager of the Tainan Branch Office from May 2007 to September 2009. He also served as the manager of the Fong-Shan Branch Office from February 2006 to May 2007, and he also served as the  managing director of the Marketing Department of our Southern Taiwan Business Group from August 2004 to February 2006. Mr. Lin holds a Bachelor of Department of Transportation and Communication Management Science degree from the National Cheng Kung University.

Chang-Rong Chen is an executive vice president of our company and the manager of our Mobile Business Group. Mr. Chen is also a director of Chunghwa Investment Co., Ltd. Mr. Chen served as an assistant vice president and deputy manager of our Mobile Business Group from February 2006 to September 2011, and he also served as the managing director of the Marketing Department of our Mobile Business Group from March 2004 to February 2006. Mr. Chen holds a master’s degree in Business Management from National Chiao Tung University.

Fu-Kuei Chung is an executive vice president of our company and the manager of our Data Communications Business Group. He is also a director of Chunghwa Telecom Vietnam Co., Ltd. Before promoting to this position, he previously served as a deputy manager of our Data Communications Business Group from September 2010 to 2012 March and the senior managing director of our Corporate Planning Departing from  May 2009 to August 2010. Mr. Chung holds the master degree in information management from National Taiwan University.

Hsiu-Gu Huang is an executive vice president of our company and the manager of our Enterprise Business Group. Mr. Huang served as an assistant vice president of our company and a deputy manager of our Enterprise Business Group from January 2007 to September 2008. Mr. Huang holds a master’s degree in management science from the National Chiao Tung University in Taiwan.

Tai-Feng Leng is an executive vice president of our company and the manager of the International Business Group. Miss Leng is also a director of Chief Telecom Inc., Donghwa Telecom Co., Ltd. and Chunghwa Telecom Singapore Pte., Ltd. Miss Leng served as the a deputy manager of our International Business Group from July 2004 to December 2007 and as the senior managing director of our Marketing Department from October 2001 to July 2004. Miss Leng holds a master’s degree in management science from the National Chiao Tung University in Taiwan.

The following person served as our executive officer during 2011 but is no longer serving with us due to resignations or replacements.

Jen-Hon Lin was a senior vice president of our company. Mr. Lin previously served as executive vice president and  manager of our Mobile Business Group from March 2007 to September 2009. He also previously served as an executive vice president of our company and the manager of our International Business Group from January 2006 to March 2007. Mr. Lin graduated from the New York Institute of Technology with master’s degree in electrical engineering.

Tzu-Han Huang was an executive vice president of our company and the manager of our Northern Taiwan Business Group from January 2008 to March 2012. Dr. Huang was also a director of Senao International Co., Ltd.

He served as an assistant vice president of our company and a deputy manager of our Northern Taiwan Business Group from February 2006 to January 2008 and as the senior managing director of our Marketing Department from July 2004 to February 2006. He holds a Ph.D. degree in applied mathematics from National Chung-Hsing University.

Shyang-Yih Chen was an executive vice president and the manager of our Data Communications Business Group from September 2006 to March 2012. He served as an assistant vice president of our company and a deputy manager of our Data Communications Business Group from January 2005 to September 2006. Mr. Chen was the  managing director of our Value-added System  Department of our Data Communications Business Group from May 1997 to January 2005. Mr. Chen holds a master’s degree in electronic engineering from National Taiwan University.

B. Compensation

The compensation plan for our directors and supervisors was approved at our annual general stockholders’ meeting in 2006. The adjustment in the fixed monthly income for the chairman of our board of directors and the president was approved by the board meeting in December 2011.

•                  the chairman of our board of directors may receive a fixed monthly income of NT$330,000 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The chairman will not receive any additional compensation for his role as a director;

•                  our president may receive a fixed monthly income of NT$311,700 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The president will not receive any additional compensation for his role as a director;

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

The compensation plan was put into practice on January 1, 2006. The aggregate amount of compensation that we paid to our directors, supervisors and executive officers in 2010 and 2011 was NT$139,477,758 and NT$136,289,017 respectively. The aggregate amount of compensation in 2011 includes a NT$81,647,530 salary payment for directors, supervisors and executive officers, a NT$2,929,017 pension accrued for executive officers, a NT$44,446,400 bonus for directors and supervisors and a NT$7,266,070 bonus for executive officers and a labor union director. The 2011 bonus for our directors and supervisors may not exceed 0.2% of our distributable earnings and must be approved at our 2012 annual general stockholders’ meeting. See “Item 5. Operating and Financial Review and Prospects—Overview—Provisions for pension payments to our employees” and note 28 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans.

Pursuant to R.O.C. disclosure rules, we have disclosed the compensation of our directors and supervisors and the compensation ranges of our senior management for the fiscal year ended December 31, 2011 as follows:

Directors	Total Compensation		Fixed Income	Dividends		Business Expenses
	(in NT$)
Chung-Yu Wang	630,000		600,000	—	(5)	30,000
Zse-Hong Tsai	640,000		600,000	—	(5)	40,000
Chung-Fern Wu	624,000		600,000	—	(5)	24,000
Shyue-Ching Lu	8,141,000	(1)	—	—	(6)	—
Shaio-Tung Chang	7,510,450	(2)	—	—	(6)	—
Shih-Peng Tsai	2,059,766	(3)	—	—	(6)	—
Mu-Shun Lin	60,968		54,968	—	(6)	6,000
Wen-Tsan Lin	45,032		41,032	—	(6)	4,000
Yu-Fen Hong	102,000		96,000	—	(6)	6,000
Jennifer Yuh-Jen Wu	112,000		96,000	—	(6)	16,000
Shih-Wei Pan	96,000		96,000	—	(6)	—
Gordon S. Chen	380,000		360,000	—	(6)	20,000
Yi-Bing Lin	112,000		96,000	—	(6)	16,000
Shen-Ching Chen	201,613		191,613	—	(6)	10,000
Ministry of Transportation and Communications(4)	33,804,440		—	33,804,440		—

(1)         Includes NT$8,141,000 received as salary for serving as our chief executive officer.

(2)         Includes NT$ 7,510,450 received as salary for serving as our president.

(3)         Includes NT$1,958,248 received as salary and NT$101,518 received as business expenses as our employee

(4)         Our juridical director.

(5)         The independent directors will not receive any dividend distributions.

(6)         Each of these directors are legal representatives of the MOTC. The dividend distributions will be paid directly to the MOTC because such dividend distributions are not the individual income of these directors.

Supervisors	Total Compensation	Fixed Income	Dividends		Business Expenses
	(in NT$)
Shwu-Fen Chao	98,000	96,000	—	(2)	2,000
I-Hwa Wu	108,000	96,000	—	(2)	12,000
Su-Ghen Huang	106,000	96,000	—	(2)	10,000
National Development Fund, Executive Yuan(1)	7,094,640	—	7,094,640	(2)	—
Chunghwa Post Co., Ltd.(1)	3,547,320	—	3,547,320	(2)	—

(1)         Our juridical supervisor.

(2)         The dividend distributions will be paid directly to the legal entity that the respective supervisor represents because such dividend distributions are not the individual income of these supervisors.

Total Compensation	Senior Management
Below NT$2,000,000	none

NT$2,000,000 to NT$4,999,999	Chang-Rong Chen, Feng-Yue Hung

NT$5,000,000 to NT$9,999,999	Yen-Sung Lee, Jen-Hon Lin, Chi-Mao Hsieh, Shu Yeh, Mu-Piao Shih, Tzu-Han Huang, Min-Hsuan Lin, Hsiu-Gu Huang, Tai-Feng Leng, Shyang-Yih Chen, Yuan-Kuang Tu

Total	13 people

We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

Thirteen directors and three supervisors were elected in 2010 for three-year terms.  The MOTC replaced Mr. Mu-Shun Lin with Mr. Wen-Tsan Lin in July 2011 due to a reallocation of responsibilities for these two individuals at the MOTC. One of the directors designated by MOTC, Shen-Ching Chen, resigned in July 2011 and MOTC has not designated new director yet. Therefore we currently have 12 directors and three supervisors. Pursuant to the R.O.C. Company Act, the directors may be removed from office at any time by a resolution adopted by a resolution at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment.

Our articles of incorporation provide for a board of directors consisting of seven to fifteen members. Pursuant to the R.O.C. Securities and Exchange Act, as amended in January 2006, the R.O.C. Financial Supervisory Commission on May 28, 2006 published a rule requiring listed non-financial-institution companies with paid-in capital exceeding NT$50 billion to appoint independent directors to serve on their board of directors in accordance with the Act. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. The number of independent directors shall be not less than one-fifth of the total number of directors and not less than two in number. Pursuant to both the R.O.C. Company Act and the R.O.C. Securities and Exchange Act, Article 12 Clause 1 of our article of incorporation provides for the election of, starting from the fifth stockholders’ meeting, at least three independent directors out of the 7-to-15-member board. We have used a nominating process, with the stockholders choosing the independent directors from the list of nominees. Accordingly, we have elected three independent directors in the annual general meeting on June 18, 2010. With respect to certain material decisions to be made by our company as specified in the R.O.C. Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors and supervisors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the R.O.C. Financial Supervisory Commission, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting.

In accordance with our articles of incorporation, we are required to have three to five supervisors. We currently have three supervisors elected during the stockholder’s meeting in 2010. In accordance with the R.O.C. Company Act, our supervisors are elected by our stockholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years and their term may be renewed for any number of consecutive terms. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements prepared by the board of directors prior to the annual general stockholders’ meeting, calling of and giving reports at stockholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our articles of incorporation or the resolutions adopted by our stockholders. The supervisors may be also removed from office at any time by a resolution adopted at a stockholders’ meeting.

Under the R.O.C. Company Act, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Except for our three independent directors, all of our directors are representatives of the Ministry of Transportation and Communications. Our current supervisors consist of one representative from the Executive Yuan’s National Development Foundation and two representatives from Chunghwa Post Co. Ltd. In accordance with the R.O.C. Securities and Exchange Act, as amended, except with the approval of the Competent Authority (i.e. The Financial Supervisory Commission), a representative of the government or of a juristic person, as a stockholder of our company, may not be concurrently selected or serve as the director or supervisor from the time of expiration of the term currently being served by our directors or supervisors.

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

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee is composed of seven directors and is responsible for reviewing and advising on the budgets, capital requirements, financial forecasts, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting. The board of directors passed a resolution on November 8, 2005 to set up a compensation committee, which is composed of five directors. The Article 14-6 of R.O.C. Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e. Financial Supervisory Commission) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Our board of directors passed a resolution to amend the organization of our compensation committee on August 26, 2011. The compensation committee is composed of two independent directors and one director and is responsible for drafting, approving and periodically reviewing the compensation proposals for the directors, supervisors, president, senior management, financial officer, accounting officer, and internal audit officer.  See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors.” Our audit committee members include: Chung-Yu Wang, Zse-Hong Tsai, Chung-Fern Wu.

In November 2003, the Securities and Exchange Commission approved changes to the New York Stock Exchange’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by New York Stock Exchange-listed U.S. companies under the New York Stock Exchange’s listing standards. See “Item 16G. Corporate Governance”. A copy of the significant differences between our corporate governance practices and New York Stock Exchange corporate governance rules applicable to U.S. companies is also available on our website http://www.cht.com.tw. The information contained on our website is not a part of this annual report.

D. Employees

The following section sets forth information regarding the employees.

As of December 31, 2011, we had 28,772 employees on a consolidated basis. The following table is a breakdown of our employees from 2009 to 2011 on a consolidated basis.

	2009	2010	2011
Employees
Technical	14,490	14,522	14,768
Operations	11,643	11,785	12,283
Administrative	1,782	1,827	1,721
Total	27,915	28,134	28,772

The following table is a breakdown of our employees from 2009 to 2011 on a non-consolidated basis.

	2009	2010	2011
Employees
Technical	14,061	13,879	13,959
Operations	9,133	9,189	9,336
Administrative	1,474	1,406	1,369
Total	24,668	24,474	24,664

As of December 31, 2011, approximately 73% of our employees had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2011, which resulted in a reduction in our workforce of approximately 12,193 employees.

As of December 31, 2011, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. In addition, we will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Pursuant to our articles of incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee bonuses. Our practice in the past to determine the amount of the bonus has been based on the operating results. In the fourth quarter of 2011, we distributed an aggregate bonus to our employees of NT$2.1 billion. Since the change in accounting regulations requiring bonuses in the form of stocks be recorded as an expense at their market value instead of their par value, we instead decided to distribute cash bonuses.

E. Share Ownership

As of March 31, 2012, our directors, supervisors and executive officers personally held an aggregate 593,078 shares of our common shares, representing around 0.01% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2012 by each of our directors, supervisors and executive officers.

Name	Number	%
Shyue-Ching Lu	*	*
Shaio-Tung Chang	*	*
Shih-Peng Tsai	*	*
Shu Yeh	*	*
Chi-Mau Sheih	*	*
Yen-Sung Lee	*	*
Mu-Piao Shih	*	*
Yuan-Kuang Tu	*	*
Min-Hsuan Lin	*	*
Chang-Rong Chen	*	*
Fu-Kuei Chung	*	*
Hsiu-Gu Huang	*	*
Tai-Feng Leng	*	*

*                 Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, we must reserve up to 10 to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, except for any issuances of restricted stock to employees.

Our consolidated subsidiary, Senao, is publicly traded on the Taiwan Stock Exchange and resolved to grant the stock options plan for its employees to purchase common stock of Senao. As of December 31, 2010 and 2011, participants in Senao’s stock incentive plan had outstanding stock options to purchase 5.1 million and 2.3 million common shares of Senao, respectively.

ITEM 7.                                                                                                MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 1, 2012, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

	As of April 1, 2009		As of April 1, 2010		As of April 1, 2011		As of April 1, 2012
Name	number	%	number	%	number	%	number	%
The Republic of China government(1)	3,544,036,853	36.55	3,685,804,514	38.01	2,957,318,085	38.1 2	2,885,164,257	37.19
The Ministry of Transportation and Communications	3,422,148,723	35.29	3,422,148,720	35.29	2,737,718,976	35.29	2,737,718,976	35.29

(1)          Includes shares held through the Ministry of Transportation and Communications and other government-controlled entities

The Ministry of Transportation and Communications owned 3,764,363,593, or 35.29%, 3,422,148,720, or 35.29%,  and  2,737,718,976, or 35.29% of our outstanding common shares as of December 31, 2009, 2010 and 2011 respectively.

As of April 13, 2012, 29 record holders held 42,512,221 ADSs (each representing 10 ordinary shares), which represents approximately 5.5% of our total outstanding ordinary shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

On April 1, 2007, Chunghwa entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in Senao’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2011, Senao received NT7.4 billion (US$244.0 million) from Chunghwa. Chunghwa also sells mobile handsets and data cards to Senao. For the year ended December 31, 2011, Chunghwa sold mobile handsets and data cards to Senao that amounted to NT0.8 billion (US$27.5 million).

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.7 billion (US$56.5 million) in 2011.

Chunghwa purchased telecommunications exchange facilities and related supplies and replacement parts from Taiwan International Standard Electronics for approximately NT$1.3 billion (US$44.0 million) in 2011.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years ended December 31, 2007, 2008, 2009, 2010 and 2011. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends per common share(1)		Total dividends(1)
	NT$		NT$ in billions
Year ended December 31, 2007	6.36	(2)	60.8	(2)
Year ended December 31, 2008	4.83	(3)	46.8	(3)
Year ended December 31, 2009	4.06		39.4
Year ended December 31, 2010	5.52		42.8
Year ended December 31, 2011	5.46	(4)	42.4	(4)

(1)         Cash dividend unless otherwise indicated.

(2)         Includes stock dividends of NT$2.10 per common share (equivalent to 210 shares for every 1,000 shares held) representing total stock dividends of NT$20.1 billion.

(3)         Includes stock dividends of NT$1 per common share (equivalent to 100 shares for every 1,000 shares held) representing total stock dividends of NT$9.7 billion.

(4)         Dividends for 2011 were approved in the board meeting in March 2012 and are expected to have the final approval at our annual general stockholders’ meeting scheduled for June 22, 2012.

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

ITEM 9.                                                                                                THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares. The closing price for our common shares on the Taiwan Stock Exchange on April 13, 2012 was NT$90.60 per share.

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

	Closing price per common share(1)		Average daily
	High	Low	trading volume
	NT$	NT$	(in thousands)
2007	62.83	49.75	9,320
2008	73.84	54.98	23,035
2009	70.17	58.43	20,048
2010	88.57	64.37	13,142
First Quarter	70.05	64.37	10,824
Second Quarter	69.36	65.67	12,341
Third Quarter	80.83	69.69	14,825
Fourth Quarter	88.57	80.49	14,251
2011	104.48	82.35	14,355
First Quarter	87.00	82.35	12,209
Second Quarter	94.41	85.86	14,108
Third Quarter	104.48	94.70	18,535
Fourth Quarter	103.50	98.50	12,256
October	102.00	98.50	12,847
November	103.50	99.50	14,076
December	101.50	99.70	9,898
2012 (through April 13)	100.00	90.10	20,549
First Quarter	100.00	90.10	22,153
January	100.00	94.90	26,534
February	96.50	90.10	27,405
March	92.70	90.20	14,730
Second Quarter (through April 13)	90.90	90.40	10,214
April (through April 13)	90.90	90.40	10,214

(1)         The historical prices and volumes of our common shares traded on the Taiwan Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 13, 2012 was US$30.52 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS(1)		Average ADS Daily Trading
	High	Low	Volume
	US$	US$	(in thousands)
2007	20.78	15.84	896
2008	25.55	16.80	1,428
2009	22.45	17.66	759
2010	29.55	20.01	590
First Quarter	22.75	20.01	553
Second Quarter	22.44	20.92	788
Third Quarter	26.19	22.15	522
Fourth Quarter	29.55	26.21	500
2011	36.10	28.02	375
First Quarter	29.91	28.02	394
Second Quarter	33.16	29.75	357
Third Quarter	36.10	32.14	467
Fourth Quarter	34.19	32.53	283
October	33.63	32.53	398
November	34.19	32.53	269
December	33.80	32.96	181
2012 (through April 13)	32.97	29.76	662
First Quarter	32.97	29.76	716
January	32.97	31.48	529
February	32.40	29.76	912
March	31.15	30.30	707
Second Quarter (through April 13)	30.64	30.32	294
April (through April 13)	30.64	30.32	294

(1)         The historical prices and volumes of our ADSs traded on the New York Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 13, 2012, a total of 42,512,221 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China. As of April 13, 2012, 425,122,210 shares were registered in the name of a nominee of JP Morgan Chase Bank, the depositary under the deposit agreement.

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

B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital structure, including brief summaries of material provisions of our articles of incorporation, the Republic of China Securities and Exchange Law, the Republic of China Company Act, the Statute of Chunghwa Telecom Co., Ltd. and the Telecommunications Act, all as currently in effect. The following summaries are qualified in their entirety by reference to our articles of incorporation, the Republic of China Securities and Exchange Law, the Republic of China Company Act , the Statute of Chunghwa Telecom Co., Ltd. and the Telecommunications Act.

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

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 35.29% of our outstanding common shares as of December 31, 2011. The remainder of our outstanding shares is held by public stockholders and other investors.

Directors

Under Republic of China Company Act, our board of directors, in conducting our business, shall act in accordance with laws and regulations, our articles of incorporation and the resolutions adopted at the meetings of stockholders. Where any resolution adopted by our board of directors contravenes laws, our articles of incorporation and the resolutions adopted at the meetings of stockholders, thereby causing loss or damage to us, all directors taking part in the adoption of such resolution shall be liable to compensate us for such loss or damage; however, those directors whose disagreement appears on record or is expressed in writing shall be exempted from liability.

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

According to the Republic of China Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall specify such conflict; if the conflict may cause damages to the company, the director shall abstain from voting on the matter, and shall not serve as a proxy and vote on behalf of another director. Our articles of incorporation also provide that commencing in the fiscal year in which our privatization is completed, we may make compensation to all directors and supervisors and such compensation shall not exceed 0.2% of our distributable earnings and may be approved only by a validly convened stockholders’ meeting. Our articles of incorporation do not impose a mandatory retirement age for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director. According to our current internal Loan Procedures, we may not extend any loan to our directors or our supervisors.

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

We are not permitted to distribute dividends or make other distributions to stockholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Act also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our stockholders at a stockholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to stockholders. Under our articles of incorporation, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Pursuant to our current articles of incorporation, prior to distributing any dividends to our stockholders, we were required to first distribute (i) between 2% and 5% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors and supervisors as compensation. Also, in accordance to a clarification letter issued by the Ministry of Economic Affairs of Taiwan for the explanation of Article 64 of the Business Accounting Law on January 24, 2007, starting from January 1, 2008, employee bonuses are now categorized as an expense instead of as distributable earnings.

Under the Republic of China Company Act as amended on January 4, 2012, if we do not incur a loss, we are permitted to make distributions on a pro rata basis to our stockholders of additional common shares or cash by the legal reserve, the premium derived from the issuance of new shares and the income from endowments received by us. However, only when the legal reserve exceeds 25% of the Company’s paid-in capital, the distribution of new shares or cash by legal reserve may be allowed.

Changes in Share Capital

Under the Republic of China Company Act, any change in our authorized share capital requires an amendment to our articles of incorporation, which in turn requires approval at our stockholders’ meeting. Authorized but unissued common shares may be issued, subject to applicable Republic of China law, upon terms as our board of directors may determine.

Preemptive Rights

Under the Republic of China Company Act and our articles of incorporation, when we issue new shares for cash, existing stockholders who are listed on the stockholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings. Under our articles of incorporation, our employees, except for the directors and executives involved with the approval and passage of the share issuance, have rights to subscribe for between 10% and 15% of any new issue.

In addition, in accordance with the Republic of China Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold except in certain limited circumstances. This percentage can be increased by a resolution passed at a stockholders’ meeting, held in accordance with the Company Act and our articles of incorporation which would diminish the number of new shares subject to the preemptive rights of existing stockholders.

Meetings of Stockholders

We are required by the Republic of China Company Act and our articles of incorporation to hold a general meeting of our stockholders within six months following the end of each fiscal year, unless for specific legitimate reason or approved otherwise by the relevant authorities. Commencing from January 1, 2012, we must hold a general shareholders meeting within six months after the end of fiscal year and may not seek any extension for such meeting accordingly to newly amended Article 36 of Securities and Exchange Act. These meetings are generally held in Taipei, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the outstanding common shares for more than one year. Stockholders’ meetings may also be convened by a supervisor. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more our issued and outstanding shares are entitled to submit one written proposal each year for consideration at our annual general stockholders’ meeting in accordance with the Republic of China Company Act.

Voting Rights

As previously required by the Republic of China Company Act, our articles of incorporation provide that a holder of common shares has one vote for each common share. Cumulative voting applies to the election of our directors and supervisors. Separate ballots may be held for the election of independent directors.

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a stockholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the Republic of China Company Act, the approval by at least a majority of the common shares represented at a stockholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

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

•                  distribution of any share dividend;

•                  dissolution;

•                  merger or spin-off; and

•                  removing of directors or supervisors.

Alternatively, the Republic of China Company Act provides that in the case of a public company, such as us, a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of stockholders at which holders of at least a majority of issued and outstanding common shares are present.

A stockholder may be represented at a general or special meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the general or special stockholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Bureau of the Financial Supervisory Commission, where one person is appointed as proxy by two or more stockholders who together hold more than 3% of the total issued common shares, the votes of those stockholders in excess of 3% of the outstanding common shares shall not be counted. Alternatively, if the stockholder would like to exercise its voting right at a general or special meeting but cannot be present at the meeting in person, according to the regulations promulgated by the Financial Supervisory Commission on February 20, 2012, starting from our 2012 general meeting, we are required to set up an electronic voting mechanism for such stockholder to exercise voting right. The stockholder is not allowed to exercise voting right through electronic voting mechanism if such stockholder fails to revoke the granted proxy (if any) at least two days prior to the general or special meeting.

If the director of a public company pledges more than half of its then holding shares at the time being elected, the director shall be disallowed to exercise the voting right in excess of half of its then holding shares at the time being elected, and the shares disallowed to exercise the voting right shall not be counted as present.

Any stockholder who has a personal interest in the matter under discussion at a stockholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another stockholder.

Holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying ADSs on an individual basis.

Other Rights of Stockholders

Under the Republic of China Company Act, dissenting stockholders are entitled to appraisal rights in certain major corporate actions, such as a planned transfer of the whole or part of the business or a proposed merger by us. A dissenting stockholder may request us to purchase back all of the shares owned by the stockholder at a fair price determined by mutual agreement or determined by the court if a mutual agreement cannot be reached. Stockholders may exercise their appraisal rights by serving notice in writing to us prior to the related stockholders’ meeting and/or by raising his objection at the stockholders’ meeting. Moreover, a stockholder has the right to file a petition in the court for annulment of any resolution adopted at a stockholders’ meeting where the procedures for convening the stockholders’ meeting or the method of adopting the resolutions at the meeting is contrary to law or our Articles of Incorporation. One or more stockholders who have held more than 3% of the issued and outstanding shares of a company continuously for more than one year may require a supervisor to institute, on behalf of us, an action against a director. In addition, one or more stockholders who has/have continuously held 3% or more of the total number of the outstanding shares of our company for more than one year may require the board of directors to convene a special stockholders’ meeting by sending a written request to the board of directors.

The Republic of China Company Act allows stockholders holding 1% or more of the total issued shares of a company to submit, during the period of time prescribed by us, one proposal in writing for discussion at the general meeting of stockholders. It also provides that a company may adopt a nomination procedure for election of directors or supervisors. We have adopted a nomination procedure for election of independent directors as stipulated in our articles of incorporation which provides that stockholders holding 1% or more of our total issued shares may submit to us a list of candidates for independent director, along with relevant information and supporting documents.

Register of Stockholders and Record Dates

Our share registrar, Yuanta Securities Co., Ltd., maintains our register of stockholders at its offices in Taipei, Taiwan. Under the Republic of China Company Act and our articles of incorporation, we may, by giving advance public notice, set a record date and close the register of stockholders for a specified period in order for us to determine the stockholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

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

Transfer of Common Shares

Shares in registered form are transferred in book-entry form or by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert stockholder’s rights against us. Our stockholders are required to file their respective specimen seals with our share registrar, Yuanta Securities Co., Ltd. Under the current R.O.C. Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. Our articles of incorporation, as amended on June 18, 2010, provide that we may deliver shares in book-entry form instead of by means of issuing physical share certificates.

Acquisition of Our Own Common Shares

Under the Republic of China Company Act, with minor exceptions, we cannot acquire our own common shares. Any common shares acquired by us, under certain of such minor exceptions, must be sold at the market price within six months after their acquisition.

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

The shares purchased by us shall not be pledged or hypothecated. In addition, we may not exercise any stockholders’ rights attaching to these shares. Under R.O.C Company Act, we may transfer the treasury stock to our employees and impose transfer restrictions on the shares up to two years.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the stockholders in accordance with the relevant provisions of the Republic of China Company Act and our articles of incorporation.

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

Share or cash dividends paid by us out of our capital surplus which are derived from the issuance of shares at a premium are not subject to Republic of China withholding tax. According to the rulings of Ref. Tai-Tsai-Hsuei-Tzi-09504509440 issued by the Ministry of Finance of the Republic of China, if a company reduces its share capital and redeems for cash its outstanding common shares issued to the company’s stockholders by capitalization of capital surplus, those premiums under the capitalized capital surplus derived from re-evaluation of assets, sale of lands and/or merger with other enterprise shall be deemed as the gain in the stockholders’ capital investment, and shall be deemed as stockholders’ dividend income (or investment revenue) and be subject to R.O.C income tax.

As the legal reserve is set-aside from company’s profit earnings (after tax) in accordance with Article 237 of R.O.C Company Act, receipt of distribution of legal reserve shall be deemed as stockholders’ dividend income (or investment revenue) and be subject to R.O.C income tax collected by way of withholding at the time of distribution, currently at the rate of 20%, unless a lower withholding rate is provided under a tax treaty between the R.O.C and the jurisdiction where the Non-R.O.C Stockholder is a resident.

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

Tax Treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium and Denmark, Paraguay, Hungary, France, India, Slovakia, and Switzerland, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

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

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation in taxable years beginning before January 1, 2013, on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation, provided further that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). Under current U.S. Treasury Department guidance, our ADSs, which are listed on the New York Stock Exchange, but not our shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years (or that our shares will be readily tradable on an established securities market in any given year). Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

For U.S. tax purposes, any such tax-free share distribution would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any Republic of China withholding tax imposed on such distributions unless you can use the credit (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2011, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Information Return under Section 6045B of the Internal Revenue Code

Section 6045B of the Code imposes certain reporting requirements on us with respect to any organizational action that affects the basis of our shares or ADSs, such as the capital reduction plan described in Item 9 under “A. Offer and Listing Details”. We intend to comply with the requirements by making available on our website IRS Form 8937, Report of Organizational Actions Affecting Basis of Securities, with respect to such capital reduction plan and any other such organizational action.

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

Interest Rate Risk

We do not expect interest rate risk to have a material impact on our financial condition and results of operations. As of December 31, 2011, our subsidiaries had the following loans: (i) Light Era Development Co., Ltd., has long-term loan in the amount of NT$1.65 billion(US$54.5 million), which have interest rate at 1.10% and will be due in 2015 , (ii) Chief Telecom has short-term unsecured loans in the amount of NT$70 million (US$2.3 million), which have interest rates at 1.25% and are due in 2012, and long-term unsecured loan in the amount of NT$0.11 billion  (US$3.6 million), which have interest rate ranging from 2.01% to 2.04% and are due in 2013. (iii) CHPT has short-term unsecured loans in the amount of NT$ 5 million (US$ 0.17 million), which has interest rates at 1.53% and is due in 2012, and long-term secured loans in the amount of NT$1.42 million (US$0.05 million), which have interest rates at 1.83% and are due in 2012.

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. Assuming an increase or decrease of 1% in the interest rates of our non-fixed interest rate loans, our interest payments in 2011 would have increased or decreased by NT$18 million (US$0.59 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. We anticipate that our cash, cash equivalents and cashflow from operations will be sufficient to fund our working capital needs and capital expenditure plans for the foreseeable future. As of December 31, 2011, our cash and cash equivalents amounted to NT$67.4 billion (US$ 2.2 billion). The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital, and interest income accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) mutual funds denominated in foreign currencies.

We entered into currency swap and forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding currency swap and forward exchange contracts on December 31, 2011 were as follows:

FX instrument	Currencies involved	Maturity Period	Contract Amount
Currency swap contracts	US$/NT$	2012.01-2012.03	US$43 million/NT$1,307 million
Currency swap contracts	US$/NT$	2012.01-2012.02	US$19 million/NT$571 million
Forward exchange contracts-Buy	NT$/US$	2012.01	NT$60 million/US$2 million

Net gain arising from all of our foreign currency trading, hedging and derivative financial instruments for the year ended December 31, 2010 was NT$63.1 million, including realized settlement gain of NT$35.2 million and valuation gain of NT$27.9 million.

Net loss arising from all of our foreign currency trading, hedging and derivative financial instruments for the year ended December 31, 2011 was NT$72.8 million (US$2.4 million), including realized settlement loss of NT$40.9 million (US$1.35 million) and valuation loss of NT$31.9 million (US$1.05 million).

Equity Price Risk

We are exposed to equity price risk as a result of our available-for-sale equity securities, including publicly-traded equities, NT dollar- and foreign currency-denominated mutual funds, and exchange-traded funds, or ETFs, and we manage our equity investment portfolio in accordance with our internal regulations.

The table below presents the carrying amount and unrealized gain or loss for our available-for-sale equity securities as of December 31, 2011.

	Carrying Amount	December 31, 2011 Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(In Millions)
Available-for-sale equity securities
Open-end mutual funds	$2,137	$77	$9
Domestic listed stocks	343	55	54
	2,480	132	63

The total value of our available-for-sale equity portfolio amounted to NT$2.5 billion (US$81.9 million) as of December 31, 2011, which was approximately 19% more than the total value of our equity portfolio as of December 31, 2010. This increase was mainly due to the net-increase in purchase of our portfolio, partially offset by the decline in equity prices over 2011. Compared to a net unrealized gain of NT$208.2 million on our equity portfolio at the end of 2010, we recognized a net unrealized gain of NT$69.0 million (US$2.3 million) on our equity portfolio as of December 31, 2011. The decrease in unrealized gain was mainly due to the decline in global equity markets, in particular that of Taiwan with domestic stock index falling 21% during 2011.

For the year ended December 31, 2011, pursuant to R.O.C. and U.S. accounting regulations, no impairment charge was recognized .The value of our equity holdings fluctuates depending on the market conditions. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

Other Market Risk

We have made investments in convertible bonds and corporate bonds issued by domestic public companies with strong industry leadership and solid profits. Industries we invested include financial holdings, semiconductors, electronics, and so on. As of December 31, 2011, total value of our investments in convertible bonds and corporate bonds amounted to NT$117  million (US$3.8 million), of which, NT$40  million (US$1.3 million) convertible bonds were classified as financial assets at fair value through profit or loss and NT$77  million (US$2.5 million) corporate bonds were classified as available-for-sale financial assets on recognition. The fair values of these convertible bonds and corporate bonds are either based on quoted market prices or valued using market-based observable inputs including duration, yield rate and credit rating, which are subject to fluctuation based on many factors such as prevailing market conditions. However, we do not expect the gains and losses in the values of these investments to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2011, we received the following net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program:

Item	US$
(in thousands)
Reimbursement of investor relations efforts	369
Reimbursement of legal fees	177
Reimbursement of NYSE listing fees	76
Reimbursement of proxy process expenses	14
Reimbursement of SEC filing fees	10
Reimbursement of Sarbanes-Oxley and accounting related expenses in connection with ongoing SEC compliance and listing requirements	1,478
Reimbursement of other ADR program-related expenses	48
Total	2,172

*                 Total may not equal to sum of all items due to rounding. The amounts in the table are disclosed on a net basis after deducting US$931,000 that has been withheld for U.S. taxes. On December 17, 2010, the IRS published General Legal Advice Memorandum 2010-006 (the GLAM), which concludes that payments made by a U.S. depository institution to a non-U.S. corporation for expenses the ADR issuer incurs to institute a sponsored ADR program are treated as U.S.-source royalty income. Such income is therefore subject to a U.S. withholding tax of 30% or a lower applicable income tax treaty rate.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 16 , 2012 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the reconciliation to accounting principles generally accepted in the United States of America (“US GAAP”) and  ii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 16, 2012

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Chung-Fern Wu is our audit committee financial expert and independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Wu as the audit committee financial expert does not: (i) make Mr. Wu an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Wu that are greater than those imposed on him as a member of the audit committee and the board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

ITEM 16B.           CODE OF ETHICS

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, supervisors, employees and officers, including our chief executive officer and chief financial officer. We have posted a copy of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at

http://www.cht.com.tw/CHTFinalE/Web/AboutUS.php?CatID=915.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	For the year ended December 31,
	2009		2010		2011
	(in millions)
Audit fees(1)	NT$	100.0	NT$	95.3	NT$	81.7	US$	2.7
Audit-related fees(2)	—		—		—		—
Tax fees(3)	—		—		—		—
All other fees(4)	—		4.1		2.3		0.1

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

(4)         “All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above. The amount for the years ended December 31, 2010 and 2011 mainly consisted of professional services rendered by the Deloitte & Touche for IFRS adoption.

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

Director Independence. Under the NYSE listing standards applicable to U.S. companies, independent directors must comprise a majority of the board of directors. The R.O.C. Securities Exchange Act requires the independent directors of a public company to comprise of no less than one-fifth of the board of directors. We currently have three independent directors on our twelve-member board of directors. Our standards for determining director independence, which comply with requirements under the R.O.C. Company Act and R.O.C. Securities Exchange Act for director independence, may differ from the standards imposed by the NYSE.

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

Compensation Committee. Under the NYSE listing standards, companies are required to have a compensation committee, composed entirely of independent directors. The Article 14-6 of R.O.C. Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e. Financial Supervisory Commission) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for description of our compliance.

Code of Business Conduct and Ethics. The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We have adopted Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, supervisors, managers,  employees and persons having substantial control over us. We have filed  Code of Ethics and Ethical Corporate Management Best Practice Principles as an exhibit to our annual report filed with the SEC and a copy is available to any stockholder upon request.

Equity Compensation Plans. The NYSE listing standards require that equity compensation plans be approved by a company’s stockholders. Under the R.O.C. Company Act and the R.O.C. Securities and Exchange

Act, stockholders’ approval is required for the distribution of employee bonuses and any issuances of restricted stock to employees, while the board of director has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan of the R.O.C., and to approve share buy-back programs and transfer of shares to employees under such programs. We intend to follow only the R.O.C. requirements.

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

1.2

Articles of incorporation of Chunghwa Telecom Co., Ltd. as last amended on June 18, 2010. (English translation) (incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31731) filed with the Commission on April 20, 2011).

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

8.1*	List of Subsidiaries.
11.1*	Code of Ethics (English translation), as last amended on April 26, 2011.
11.2

Ethical Corporate Management Best Practice Principles as approved by the board of directors on December 28, 2010 (English translation) (incorporated by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31731) filed with the Commission on April 20, 2011).

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

Date: April 20, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2009, 2010 and 2011, all expressed in New Taiwan dollars.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for the years ended December 31, 2009, 2010 and 2011, in conformity with accounting principles generally accepted in the Republic of China.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 16, 2012

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
		2010	2011
	Notes	NT$	NT$	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2, 5	$90,875	$67,390	$2,226
Financial assets at fair value through profit or loss	2, 6	77	46	2
Available-for-sale financial assets	2, 7	2,191	2,499	83
Held-to-maturity financial assets	2, 8	1,964	1,201	40
Trade notes and accounts receivable, net	2, 9, 22	14,503	22,396	740
Receivables from related parties	29	64	34	1
Other monetary assets	10	2,139	2,068	68
Inventories	2, 11, 22, 31	4,561	5,214	172
Deferred income tax assets	2, 26	91	115	4
Restricted assets	22, 30, 31	205	57	2
Other current assets	11, 12, 22, 27	4,121	5,519	182

Total current assets		120,791	106,539	3,520

LONG-TERM INVESTMENTS
Investments accounted for using equity method	2, 13	1,725	2,563	84
Financial assets carried at cost	2, 14	2,734	2,760	91
Available-for-sale financial assets	2, 7	—	58	2
Held-to-maturity financial assets	2, 8	8,408	13,495	446
Other monetary assets	15, 31	1,000	1,000	33

Total long-term investments		13,867	19,876	656

PROPERTY, PLANT AND EQUIPMENT, NET	2, 16, 29, 30	305,730	302,612	9,997

INTANGIBLE ASSETS	2
3G concession		5,989	5,240	173
Goodwill		283	245	8
Others		584	845	28

Total intangible assets		6,856	6,330	209

OTHER ASSETS
Refundable deposits		1,462	1,760	58
Deferred income tax assets	2, 26	472	340	11
Others	2, 28, 29, 30	5,133	5,463	181

Total other assets		7,067	7,563	250

TOTAL		$454,311	$442,920	$14,632

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	17	$115	$75	$2
Short-term bills payable	18	230	—	—
Financial liabilities at fair value through profit or loss	2, 6	—	4	—
Trade notes and accounts payable	22	11,555	14,265	471
Payables to related parties	29	140	788	26
Income tax payable	2, 26	4,568	3,539	117
Accrued expenses	19, 22	18,404	18,571	614
Due to stockholders for capital reduction	23	19,394	—	—
Current portion of long-term loans	21	309	702	23
Other current liabilities	11, 20, 22, 29	17,626	21,336	705

Total current liabilities		72,341	59,280	1,958

NONCURRENT LIABILITIES
Long-term loans	21	3,148	1,058	35
Deferred income	2	2,589	2,578	85

Total noncurrent liabilities		5,737	3,636	120

RESERVE FOR LAND VALUE INCREMENTAL TAX	16	95	95	3

OTHER LIABILITIES
Accrued pension liabilities	2, 28	1,291	1,444	48
Customers’ deposits		5,781	5,014	166
Others		463	408	13

Total other liabilities		7,535	6,866	227

Total liabilities		85,708	69,877	2,308

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT	2, 7, 16, 23
Common stock - NT$10 par value
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares		77,574	77,574	2,563
Additional paid-in capital		169,515	169,536	5,601
Retained earnings		111,653	115,866	3,828
Other adjustments
Cumulative translation adjustments		(102)	(38)	(1)
Unrecognized net loss of pension		(40)	(38)	(1)
Unrealized gain on financial instruments		176	68	2
Unrealized revaluation increment		5,803	5,763	190
Total other adjustments		5,837	5,755	190

Total equity attributable to stockholders of the parent		364,579	368,731	12,182

MINORITY INTERESTS IN SUBSIDIARIES		4,024	4,312	142

Total stockholders’ equity		368,603	373,043	12,324

TOTAL		$454,311	$442,920	$14,632

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		Year Ended December 31
		2009	2010	2011
	Notes	NT$	NT$	NT$	US$ (Note 3)

NET REVENUES	29	$198,361	$202,430	$217,493	$7,185

OPERATING COSTS	29	112,736	115,332	131,531	4,345

GROSS PROFIT		85,625	87,098	85,962	2,840

OPERATING EXPENSES	29
Marketing		22,293	22,469	23,172	766
General and administrative		3,765	4,012	4,180	138
Research and development		3,173	3,250	3,525	116

Total operating expenses		29,231	29,731	30,877	1,020

INCOME FROM OPERATIONS		56,394	57,367	55,085	1,820

NON-OPERATING INCOME AND GAINS	29
Interest income		479	475	682	22
Equity in earnings of equity method investees, net		—	151	364	12
Gain on disposal of financial instruments, net		—	—	20	1
Gain on disposal of property, plant and equipment, net		—	—	298	10
Foreign exchange gain, net		89	—	81	3
Dividend income		55	26	34	1
Valuation gain on financial instruments, net		99	—	—	—
Others		700	380	402	13

Total non-operating income and gains		1,422	1,032	1,881	62

NON-OPERATING EXPENSES AND LOSSES
Impairment loss on assets		110	125	148	5
Valuation loss on financial instruments, net		—	11	37	1
Interest expense		15	107	31	1
Loss on disposal of property, plant and equipment, net		7	216	—	—
Loss on disposal of financial instruments, net		142	157	—	—
Foreign exchange loss, net		—	17	—	—
Loss arising from natural calamities		149	19	1	—
Equity in losses of equity method investees, net		23	—	—	—
Others		132	60	50	2

Total non-operating expenses and losses		578	712	267	9

INCOME BEFORE INCOME TAX		57,238	57,687	56,699	1,873

INCOME TAX EXPENSE	2, 26	12,743	9,129	8,604	284

CONSOLIDATED NET INCOME		$44,495	$48,558	$48,095	$1,589

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		Year Ended December 31
		2009	2010	2011
	Notes	NT$	NT$	NT$	US$ (Note 3)

ATTRIBUTABLE TO:
Stockholders of the parent		$43,757	$47,609	$47,068	$1,555
Minority interests		738	949	1,027	34
		$44,495	$48,558	$48,095	$1,589

BASIC EARNINGS PER SHARE	27
Before income tax		$5.79	$5.82	$7.11	$0.23
After income tax		$4.51	$4.91	$6.04	$0.20

DILUTED EARNINGS PER SHARE	27
Before income tax		$5.77	$5.80	$7.09	$0.23
After income tax		$4.50	$4.89	$6.03	$0.20

BASIC EARNINGS PER EQUIVALENT ADS
Before income tax		$57.96	$58.20	$71.10	$2.35
After income tax		$45.16	$49.10	$60.43	$2.00

DILUTED EARNINGS PER EQUIVALENT ADS
Before income tax		$57.77	$58.02	$70.89	$2.34
After income tax		$45.01	$48.95	$60.25	$1.99

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	27	9,696,808	9,696,808	7,789,326

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	27	9,725,614	9,725,461	7,810,605

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
	Capital Stock (NT$10 Par Value)								Unrealized
	Common Stock			Retained Earnings			Cumulative	Unrecognized	Gain (Loss)	Unrealized		Total
	Shares		Additional			Unappropriated	Translation	Net Loss of	on Financial	Revaluation	Minority	Stockholders’
	(Thousands)	Amount	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Adjustments	Pension	Instruments	Increment	Interests	Equity
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2009	9,696,808	$96,968	$179,206	$52,859	$2,676	$41,277	$29	$—	$(2,272)	$5,813	$3,138	$379,694
Transfer of unrealized revaluation increment to income upon disposal of revalued assets	—	—	—	—	—	—	—	—	—	(10)	—	(10)
Appropriation of 2008 earnings
Legal reserve	—	—	—	4,128	—	(4,128)	—	—	—	—	—	—
Cash dividend - NT$3.83 per share	—	—	—	—	—	(37,139)	—	—	—	—	—	(37,139)
Cancellation of preferred stock (Note 23)	—	—	—	—	—	—	—	—	—	—	—	—
Capital surplus transferred to common stock	969,680	9,697	(9,697)	—	—	—	—	—	—	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(129)	(129)
Capital reduction (Note 23)	(969,680)	(9,697)	—	—	—	—	—	—	—	—	—	(9,697)
Consolidated net income in 2009	—	—	—	—	—	43,757	—	—	—	—	738	44,495
Equity adjustments in investees	—	—	1	—	—	(17)	—	—	—	—	—	(16)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	(21)	—	—	—	(1)	(22)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	(44)	—	—	(1)	(45)
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	1,825	—	8	1,833
BALANCE, DECEMBER 31, 2009	9,696,808	96,968	169,510	56,987	2,676	43,750	8	(44)	(447)	5,803	3,753	378,964
Appropriation of 2009 earnings
Legal reserve	—	—	—	4,374	—	(4,374)	—	—	—	—	—	—
Cash dividend - NT$4.06 per share	—	—	—	—	—	(39,369)	—	—	—	—	—	(39,369)
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(696)	(696)
Capital reduction (Note 23)	(1,939,361)	(19,394)	—	—	—	—	—	—	—	—	—	(19,394)
Consolidated net income in 2010	—	—	—	—	—	47,609	—	—	—	—	949	48,558
Equity adjustments in investees	—	—	5	—	—	—	—	—	—	—	—	5

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	(110)	—	—	—	(9)	(119)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	4	—	—	1	5
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	623	—	26	649
BALANCE, DECEMBER 31, 2010	7,757,447	77,574	169,515	61,361	2,676	47,616	(102)	(40)	176	5,803	4,024	368,603
Transfer of unrealized revaluation increment to income upon disposal of revalued assets	—	—	—	—	—	—	—	—	—	(40)	—	(40)
Appropriation of 2010 earnings
Legal reserve	—	—	—	4,761	—	(4,761)	—	—	—	—	—	—
Cash dividend - NT$5.52 per share	—	—	—	—	—	(42,855)	—	—	—	—	—	(42,855)
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(727)	(727)
Consolidated net income in 2011	—	—	—	—	—	47,068	—	—	—	—	1,027	48,095
Equity adjustments in investees	—	—	21	—	—	—	—	—	—	—	—	21
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	64	—	—	—	19	83
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	2	—	—	—	2
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	(108)	—	(31)	(139)
BALANCE, DECEMBER 31, 2011	7,757,447	$77,574	$169,536	$66,122	$2,676	$47,068	$(38)	$(38)	$68	$5,763	$4,312	$373,043
BALANCE, DECEMBER 31, 2011 (IN MILLIONS OF US$ - Note 3)		$2,563	$5,601	$2,184	$88	$1,556	$(1)	$(1)	$2	$190	$142	$12,324

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$44,495	$48,558	$48,095	$1,589
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	462	230	113	4
Depreciation and amortization	36,320	34,064	32,306	1,067
Amortization of premium (discount) of financial assets	16	38	61	2
Loss (gain) on disposal of financial instruments, net	142	157	(20)	(1)
Valuation loss (gain) on financial instruments, net	(99)	11	37	1
Loss (gain) on disposal of property, plant and equipment, net	7	216	(298)	(10)
Equity in losses (earnings) of equity method investees, net	23	(151)	(364)	(12)
Dividends received from equity investees	89	36	158	5
Loss arising from natural calamities	149	19	1	—
Impairment loss on assets	110	125	148	5
Deferred income taxes	1,099	27	56	2
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	221	32	(53)	(2)
Trade notes and accounts receivable	(1,492)	(2,749)	(8,313)	(275)
Receivables from related parties	(70)	(36)	144	5
Other monetary assets	350	(288)	58	2
Inventories	(88)	(475)	(665)	(22)
Other current assets	510	(858)	(1,046)	(34)
Increase (decrease) in:
Trade notes and accounts payable	(1,565)	2,237	2,377	79
Payables to related parties	(206)	(260)	650	21
Income tax payable	(1,377)	257	(1,028)	(34)
Accrued expenses	950	954	196	7
Other current liabilities	777	2,447	2,609	86
Deferred income	422	105	(14)	—
Accrued pension liabilities	(3,960)	73	151	5

Net cash provided by operating activities	77,285	84,769	75,359	2,490

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(45)	(34)	(113)	(4)
Proceeds from disposal of financial assets at fair value through profit or loss	63	21	147	5
Acquisition of available-for-sale financial assets	(9,263)	(3,342)	(4,325)	(143)
Proceeds from disposal of available-for-sale financial assets	8,097	19,195	3,945	131
Acquisition of held-to-maturity financial assets	(2,100)	(6,917)	(6,544)	(216)
Proceeds from disposal of held-to-maturity financial assets	869	1,538	2,159	71
Acquisition of financial assets carried at cost	(116)	(318)	(236)	(8)
Proceeds from disposal of financial assets carried at cost	302	59	66	2
Capital reduction of financial assets carried at cost	—	—	7	—
Liquidating dividend	—	—	6	—
Capital reduction of equity investees	—	—	7	—
Prepaid long-term investment	(26)	(66)	(84)	(3)
Acquisition of investments accounted for using equity method	(560)	(35)	(365)	(12)
Acquisition of property, plant and equipment	(25,478)	(24,617)	(26,876)	(888)
Proceeds from disposal of property, plant and equipment	65	82	656	22

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 3)

Acquisition of intangible assets	$(274)	$(278)	$(556)	$(18)
Decrease (increase) in restricted assets	(91)	31	12	—
Increase in other assets	(914)	(2,682)	(1,010)	(33)

Net cash used in investing activities	(29,471)	(17,363)	(33,104)	(1,094)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	485	(648)	(40)	(1)
Increase (decrease) in short-term note payable	—	230	(230)	(8)
Increase in long-term loans	400	3,238	—	—
Repayment of long-term loans	(124)	(119)	(1,697)	(56)
Decrease in customers’ deposits	(118)	(81)	(895)	(30)
Increase (decrease) in other liabilities	(198)	61	48	2
Cash dividends paid	(37,139)	(39,369)	(42,855)	(1,416)
Capital reduction	(19,116)	(9,697)	(19,394)	(641)
Proceeds from exercise of employee stock option granted by subsidiary	58	97	94	3
Decrease in minority interest	(697)	(675)	(769)	(25)

Net cash used in financing activities	(56,449)	(46,963)	(65,738)	(2,172)

EFFECT OF EXCHANGE RATE CHANGES	(7)	(63)	111	4

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	613	(2,764)	(113)	(4)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,029)	17,616	(23,485)	(776)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	81,288	73,259	90,875	3,002

CASH AND CASH EQUIVALENTS, END OF YEAR	$73,259	$90,875	$67,390	$2,226

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$14	$98	$41	$1
Income tax paid	$13,024	$8,841	$9,574	$316

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$117	$309	$702	$23
Reclassification from common capital stock to due to stockholders for capital reduction	$9,697	$19,394	$—	$—

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$25,151	$23,250	$28,257	$934
Decrease (increase) in payables to suppliers	359	1,356	(1,354)	(45)
Prepayments for equipment	(32)	11	(27)	(1)
	$25,478	$24,617	$26,876	$888

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

InfoExplorer Co., Ltd. (“IFE”) merged with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As IFE issued new shares for the aforementioned share swap, the following table presents the allocation of acquisition costs of International Integrated System Inc. and e-ToYou International Inc. to assets acquired and liabilities assumed based on their fair values:

Cash and cash equivalents	$46
Accounts receivables	200
Financial assets at fair value through profit and loss	38
Other current assets	18
Long-term investments	34
Property, plant, and equipment	5
Refundable deposits	44
Other assets	4
Accounts payables	(80)
Other current liabilities	(25)
Other liabilities	(38)
Common stock issued by IFE	$246

Chunghwa has lost control over International Integrated System Inc. (“IISI”) on June 24, 2011.  The following table presents assets and liabilities of IISI based on their fair values:

Current assets (excluding cash)	$592
Long-term investments	64
Property, plant, and equipment	60
Intangible assets	3
Other assets	130
Current liabilities	(276)
Other liabilities	(103)
Net assets	(629)
Cash balance upon deconsolidation	$(159)

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (“LED”) was made on March 1, 2010.  The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values:

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

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009.  The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values:

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

The acquisition of additional interest of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009.  The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values:

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

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

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

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979.  SENAO has been listed on the Taiwan Stock Exchange under the number “2450” since May 2001.  SENAO engages mainly in selling and maintaining mobile phones and its peripheral products.  Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007.  At general annual stockholder meeting of SENAO in June 2010, the Company continued to maintain control of a majority of the board of directors through the continued support of the largest beneficial shareholder.  The Company’s equity ownership of SENAO decreased from 31.33% as of January 15, 2007 to 28.44% as of December 31, 2011 due to the exercise of options by employees that were previously granted before 2007.

Senao International (Samoa) Holding Ltd. (“SIS”) was established by SENAO in 2009.  SIS engages mainly in international investment activities.

Senao International HK Limited (“SIHK”) was established by SIS in 2009.  SIHK engages mainly in international investment activities.

Senao Trading (Fujian) Co., Ltd. (“STF”) was established by SIHK in 2011.  STF engages mainly in the sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SITS”) was established by SIHK in 2011.  SITS engages mainly in the sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SEITS”) was established by SIHK in 2011.  SEITS engages mainly in the provision of information and communication maintenance services.

The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”) was established by SIHK in 2011.  SITJ engages mainly in the sale of information and communication technology products.

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

Ceylon Innovation Co., Ltd. (“CEI”) was established by SHE in April 2011.  CEI has not started its operation and will engage mainly in international trade, general advertisement and book publishing service.

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

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.  Due to this loss of control, IISI and its subsidiaries including IESA and IEHK, were deconsolidated and going forward the investment is accounted for as an equity method investment.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002.  CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services.  CHI was equity-method investee of the parent company.  Chunghwa acquired over 50% shares of CHI on September 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI.  CHPT engages mainly in production and marketing of semiconductor testers and printed circuit boards.

Chunghwa Precision Test Tech. USA Corporation (“CHPT(US)”) was established by CHPT in 2010.  CHPT(US) engages mainly in production and marketing in semiconductor testers and printed circuit boards.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004.  CIHC engages mainly in investment activities.

CHI One Investment Co., Ltd. (“COI”) was established by CHI in 2009.  COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) in March 2006.  The holding company is operating as an investment company and Chunghwa has 100% ownership interest in an amount of US$1 in the holding company as of December 31, 2011.

Chunghwa has established Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006.  Prime Asia engages mainly in investment activities.

Chunghwa Hsingta Company Ltd. (“CHC”) was established by Prime Asia in December 2010.  CHC engages mainly in investment activities.

Chunghwa Telecom (China) Co., Ltd. (“CTC”) was established by CHC in March 2011.  CTC engages mainly in energy conserving and providing services of planning, design, and intergration of information systems.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011.  CHTV engages mainly in providing information and communications technology, international private leased circuit, and intelligent energy network services.

Chunghwa and Sochamp Technology Inc. established a joint venture, Chunghwa Sochamp Technology Inc. (“CHST”), in July 2011.  CHST mainly engages in license plate recognition system.

Chunghwa and United Daily News established a joint venture, Smartfun Digital Co., Ltd. (“SFD”), in August 2011.  SFD mainly engages in sales of educational software which provides digital parenting education.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2011:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.  Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

As of December 31, 2010 and 2011, the Company had 28,134 and 28,772 employees, respectively.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the ROC (“ROC GAAP”).  The significant accounting policies are summarized as follows:

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

The consolidated financial statements for the year ended December 31, 2009 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia.  The consolidated financial statements for the year ended December 31, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, IESA, IEHK, CHI, CHPT, CHPT(US), CIHC, COI, New Prospect, Prime Asia and CHC.  The consolidated financial statements for the year ended December 31, 2011 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, CHTV, CHST, and SFD.  The accounts of IISI, IESA and IEHK were deconsolidated on June 24, 2011 (see Note 1).

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

Accounting Estimates

Under above principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, and income tax, etc.  Actual results may differ from these estimates.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  All other assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  All other liabilities are classified as noncurrent.

LED engages mainly in the development of property for rent and sale.  The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.  Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition.  The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred.  Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings.  Regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading.  When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows:  forward exchange contracts and currency swap contracts are estimated by valuation techniques; index future contracts are determined at their market quotation on the balance sheet date; bonds are based on prices quoted by GreTai Securities Market (GTSM).

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

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows:  Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost.  Stock dividends are recorded as an increase in the number of shares and do not affect investment income.  The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.  The difference between the initial carrying amount of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

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

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011.  The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

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

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories.  Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.  Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory.

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

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity.  The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

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

Depreciation expense is computed using the straight-line method over the following estimated service lives:  land improvements - 10 to 30 years; buildings - 3 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 3 to 20 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly included 3G Concession, computer software, patents and goodwill.

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

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.”  The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”).  The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Revenue Recognition

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

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

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

Expense Recognition

The costs of providing services and operating expenses are recognized as incurred.

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

3.            U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars.  For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board as of December 30, 2011, which was NT$30.27 to US$1.00.  The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.            EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011.  When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.  There was no effect on the consolidated net income and after-tax basic earnings per share for the year ended December 31, 2011 as a result of the adoption of SFAS No. 34.

5.            CASH AND CASH EQUIVALENTS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Cash
Cash on hand	$125	$239
Bank deposits	7,047	6,258
Negotiable certificate of deposit, annual yield rate - ranging from 0.52%-0.91% and 0.80%-1.05% for 2010 and 2011, respectively	54,265	41,627
	61,437	48,124
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.41%-0.48% and 0.70%-0.80% for 2010 and 2011, respectively	26,550	18,966
Treasury bills, annual yield rate - ranging from 0.42%-0.43% and 0.70% for 2010 and 2011, respectively	2,888	300
	29,438	19,266

	$90,875	$67,390

6.            FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Derivatives - financial assets
Currency swap contracts	$34	$6
Forward exchange contracts	—	—
	34	6
Designated financial assets at fair value through profit or loss
Convertible bonds	43	40

	$77	$46

Derivatives - financial liabilities
Currency swap contracts	$—	$4
Index future contracts	—	—
Forward exchange contracts	—	—

	$—	$4

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

Outstanding currency swap contracts and forward exchange contracts as of December 31, 2010 and 2011:

			Contract Amount
	Currency	Maturity Period	(In Millions)

December 31, 2010

Currency swap contracts	US$/NT$	2011.01-2011.03	US$25/NT$767
Forward exchange contracts - buy	NT$/US$	2011.01	NT$18/US$1

December 31, 2011

Currency swap contracts	US$/NT$	2012.01-2012.03	US$43/NT$1,307
Currency swap contracts	US$/NT$	2012.01-2012.02	US$19/NT$571
Forward exchange contracts - buy	NT$/US$	2012.01	NT$60/US$2

Outstanding index future contracts as of December 31, 2011 were as follows:

			Contract Amount
	Maturity Period	Units	(In Millions)
December 31, 2011

TAIFEX futures
TX	2012.01	2	NT$3
TX	2012.02	4	NT$6
TX	2012.03	37	NT$52
TE	2012.03	19	NT$11
TF	2012.01	8	NT$6
TF	2012.02	5	NT$4
TF	2012.03	15	NT$12

As of December 31, 2011, the deposits paid for outstanding index future contracts were NT$5 million (classified as other current assets).  The company did not have any outstanding index future contract on December 31, 2010.

The convertible bonds held by CHI are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gains (loss) arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2010 and 2011 were NT$65 million (including realized settlement gain of NT$37 million and valuation gain of NT$28 million), and NT$(72) million (including realized settlement loss of NT$35 million and valuation loss of NT$37 million), respectively.

7. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Open-end mutual funds	$1,562	$2,137
Domestic listed stocks	527	343
Corporate bonds	102	77
	2,191	2,557
Less: Current portion	2,191	2,499

	$—	$58

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$(2,265)	$(447)	$176
Impact on acquisition of subsidiaries	2	—	—
Recognized in stockholders’ equity	1,685	204	(55)
Transferred to profit or loss	131	419	(53)

Balance, end of year	$(447)	$176	$68

8.            HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Corporate bonds, nominal interest rate ranging from 1.20%-4.75% and 1.20%-2.98% for 2010 and 2011, respectively; effective interest rate ranging from 1.00%-2.95% and 0.83%-2.89%, respectively	$9,868	$13,790
Bank debentures, nominal interest rate ranging from 1.60%-2.11% and 1.37%-1.60% for 2010 and 2011, respectively; effective interest rate ranging from 1.25%-2.45% and 1.25%-1.40%, respectively	504	906
	10,372	14,696
Less: Current portion	1,964	1,201

	$8,408	$13,495

9.            ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$3,051	$2,799	$2,551
Provision for doubtful accounts	455	215	105
Accounts receivable written off	(707)	(463)	(235)
Impact on changes of consolidated subsidiaries	—	—	2

Balance, end of year	$2,799	$2,551	$2,423

10.         OTHER MONETARY ASSETS - CURRENT

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Accrued custodial receipts of MOD service	$53	$119
Accrued custodial receipts from other carriers	387	3
Other receivables	1,699	1,946

	$2,139	$2,068

11.         INVENTORIES

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Merchandise	$2,147	$2,999
Work in process	765	782
Raw materials	—	25
	2,912	3,806
Land held for sale	—	579
Land held under development	1,237	111
Construction in progress	376	682
Land held for development	36	36

	$4,561	$5,214

The operating costs related to inventories were NT$23,116 million (including the valuation loss on inventories of NT$56 million), NT$27,046 million (including valuation loss on inventories of NT$17 million) and NT$32,826 million (including the valuation loss on inventories of NT$187 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

Land held for sale on December 31, 2011 was for Wan-Xi and Covent projects.

Land held under development and construction in progress on December 31, 2010 was for Guang-Diang, Wan-Xi, Covent, Li-Shui (A), and Li-Shui (B) projects.

Land held under development and construction in progress on December 31, 2011 was for Guang-Diang and Li-Shui (A) projects.  Guang-Diang and Li-Shui (A) projects are expected to be completed in 2012.

LED recognizes the relevant revenues of Guang-Diang Project by percentage of completion method.  The related information were as follows (in millions):

	December 31
	2010	2011
	NT$	NT$
	(In Millions)
Percentage of completion method

Guang-Diang project
Contract price	$983	$983
Estimated construction cost	$425	$430
Land held under development	$65	$65

Construction in progress
Construction cost	$174	$290
Recognized cumulative gain	199	392

	$373	$682

Deferred marketing expenses (classified as other current assets)	$38	$17
Advance from land and building (classified as other current liabilities)	$155	$179
Percentage of completion	43%	79%
Expected year of completion	2012	2012

12.         OTHER CURRENT ASSETS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Spare parts	$1,797	$2,306
Prepaid expenses	1,009	1,584
Prepaid rents	789	994
Others	526	635

	$4,121	$5,519

13.         INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2010		2011
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership
	NT$		NT$
	(In Millions)		(In Millions)

Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$556	40	$609	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	398	38	462	38
Senao Networks, Inc. (“SNI”)	308	41	346	41
International Integrated System, Inc. (IISI)	—	—	257	33
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	246	30	255	30
Huada Digital Corporation (“HDD”)	—	—	251	50
Skysoft Co., Ltd. (“SKYSOFT”)	95	30	113	30
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	—	—	110	40
Kingwaytek Technology Co., Ltd. (“KWT”)	66	33	75	33
So-net Entertainment Taiwan Limited (“So-net”)	25	30	34	30
HopeTech Technologies Limited (“HopeTech”)	19	45	21	45
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	8	49	1	49
Tatung Technology Inc. (“Tatung”)	4	28	—	—
Panda Monium Company Ltd.	—	43	—	43
	1,725		2,534
Prepayments for long-term investments in stocks
Jiangsu Zhenhua Information Technology Company, LLC	—	—	29	—

	$1,725		$2,563

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.  Due to this loss of control, IISI was deconsolidated and going forward the investment is accounted for as an equity method investment.

Chunghwa invested in HDD in September 2011 by investing NT$250 million cash and holds a 50% ownership of HDD.  HDD engages mainly in providing software service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011.  Chunghwa invested NT$115 million cash and holds a 40% ownership of DZIM.  DZIM engages mainly in information technology service and general advertisement service.

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

Tatung, the former equity method investee of CHI, completed a capital reduction and a capital increase plan in July 2011, however, CHI did not invested in the capital increase plan of Tatung as the percentage it held; therefore, CHI lost significant influence over Tatung.  CHI reclassified Tatung from investments accounted for using equity method to financial assets carried at cost.

14.         FINANCIAL ASSETS CARRIED AT COST

	December 31
	2010		2011
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership
	NT$		NT$
	(In Millions)		(In Millions)

Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,790	12	$1,790	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200	17	200	17
iD Branding Ventures (“iDBV”)	100	11	90	11
Global Mobile Corp. (“GMC”)	127	8	77	8
Innovation Works Development Fund, L.P. (“IWDF”)	38	13	73	4
Procrystal Technology Co., Ltd. (“Procrystal”)	30	1	68	2
Tons Lightology Inc.	—	—	66	4
Tatung Technology Inc.	—	—	60	11
UniDisplay Inc.	55	3	55	3
Innovation Works Limited (“IW”)	21	7	31	2
VisEra Technologies Company Ltd.	—	—	30	1
Alder Optomechanical Corp.	29	1	29	1
Ultra Fine Optical Technology Co., Ltd.	27	12	27	8

(Continued)

	December 31
	2010		2011
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership
	NT$		NT$
	(In Millions)		(In Millions)

Hiroca Holdings Ltd.	$—	—	$18	—
Digimax Inc. (“DIG”)	15	4	15	4
N.T.U. Innovation Incubation	12	9	12	9
CoaTronics Inc.	12	9	12	9
Aide Energy (“Cayman”) Holding Co., Ltd. (“Aide”)	—	—	9	1
SuperAlloy Industrial Co., Ltd.	7	—	7	—
DelSolar Co.	6	—	6	—
CQi Energy Infocom Inc. (“CQi”)	20	18	6	18
OptiVision Technology Inc. (“OptiVision”)	10	1	5	1
Cando Corporation	5	—	5	—
Tatung Fine Chemicals Co., Ltd. (“TFChemicals”)	9	—	5	—
Subtron Technology Co.	5	—	4	—
3 Link Information Service Co.	4	10	4	10
XinTec Inc.	1	—	1	—
RPTI Intergroup International Ltd. (“RPTI”)	34	10	—	10
Lextar Electronics Corp.	15	—	—	—
PChome Store Inc.	14	3	—	—
Taimide Technology, Ltd.	14	1	—	—
Huga Optotech Inc.	13	—	—	—
A2peak Power Co., Ltd. (“A2P”)	11	3	—	3
Win Semiconductors Corp.	11	—	—	—
Chia Chang Co., Ltd.	9	—	—	—
ChipSip Technology Co., Ltd. (“ChipSip”)	8	2	—	—
Champion Microelectronic Corp.	7	—	—	—
Crystal Media Inc. (“CMI”)	6	5	—	—
eMemory Technology Inc.	3	—	—	—
Essence Technology Solution, Inc. (“ETS”)	—	7	—	—
eASPNet Inc.	—	2	—	—
	2,668		2,705
Prepayments for long-term investments in stocks
MEDIAPRO TECHNOLOGY LTD.	—	—	45	—
Fashion Guide Co., Ltd.	—	—	10	—
Tons Lightology Inc.	66	—	—	—
	66		55

	$2,734		$2,760

(Concluded)

After evaluating the financial assets carried at cost, Chunghwa and its subsidiaries determined the following investments were impaired and recognized impairment losses for the years ended December 31, 2010 and 2011:

	Year Ended December 31
	2010	2011
	NT$	NT$
	(In Millions)

GMC	$—	$50
RPTI	—	34
Aide	—	21
CQi	—	14
A2P	16	10
Procrystal	—	10
OptiVision	—	5
TFChemicals	—	4
DIG	21	—
ChipSip	13	—
CMI	9	—

	$59	$148

The above investments do not have quoted market prices in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

15.         OTHER MONETARY ASSETS - NONCURRENT

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Piping Fund	$1,000	$1,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of NT$1,000 million to a Piping Fund administered by the Taipei City Government.  This fund was used to finance various telecommunications infrastructure projects.

16.         PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Cost
Land	$104,136	$103,814
Land improvements	1,555	1,553
Buildings	67,457	67,692
Computer equipment	16,086	14,951
Telecommunications equipment	656,301	655,287

(Continued)

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Transportation equipment	$2,373	$2,527
Miscellaneous equipment	7,154	6,974
Total cost	855,062	852,798
Revaluation increment on land	5,801	5,762
	860,863	858,560
Accumulated depreciation
Land improvements	1,004	1,041
Buildings	18,603	19,755
Computer equipment	12,232	10,946
Telecommunications equipment	527,819	531,124
Transportation equipment	1,637	1,254
Miscellaneous equipment	5,897	5,517
	567,192	569,637
Construction in progress and advances payments related to acquisition of equipment	12,059	13,689

Property, plant and equipment, net	$305,730	$302,612

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

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005.  In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of NT$116 million to stockholders’ equity - other adjustments.  As of December 31, 2011, the unrealized revaluation increment was decreased to NT$5,763 million by disposal of revaluation assets.

Depreciation expense on property, plant and equipment was NT$35,114 million, NT$32,737 million and NT$30,889 million for the years ended December 31, 2009, 2010 and 2011, respectively.  Interest expense capitalized for the years ended December 31, 2009, 2010 and 2011 were NT$1 million, NT$0.01 million, and NT$0.08 million, respectively.  The capitalized interest rates were 1.165%-1.604%, 1.1% and 1.10%-1.25%, respectively, for the years ended December 31, 2009, 2010 and 2011.

Chunghwa reclassified the unused property, plant and equipment amounting to NT$61 million to idle assets and recognized the impairment loss of NT$61 million on those assets for the year ended December 31, 2010.

Losses on property, plant and equipment arising from natural calamities such as earthquakes and typhoons were recorded in non-operating expenses.

17.         SHORT-TERM LOANS

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Unsecured loans - annual rate - 1.10%-1.33% and 1.25%-1.53% for 2010 and 2011, respectively	$115	$75

18.         SHORT-TERM BILLS PAYABLE

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Commercial paper - annual rate 0.74%-0.79%	$230	$—

19.         ACCRUED EXPENSES

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Accrued salary and compensation	$10,716	$10,506
Accrued employees’ bonuses and remuneration to directors and supervisors	2,358	2,343
Accrued franchise fees	2,191	2,246
Other accrued expenses	3,139	3,476

	$18,404	$18,571

20.         OTHER CURRENT LIABILITIES

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Advances from subscribers	$9,220	$12,070
Payables to equipment suppliers	1,106	1,870
Payables to contractors	1,262	1,834
Amounts collected in trust for others	2,356	1,201
Refundable customers’ deposits	1,097	1,095
Others	2,585	3,266

	$17,626	$21,336

21.         LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Secured loans - annual rate 0.80%-1.60% and 1.10%-1.83% for 2010 and 2011, respectively	$3,248	$1,651
Unsecured loans - annual rate 2.01%-2.04% for both 2010 and 2011	209	109
	3,457	1,760
Less: Current portion of long-term loans	309	702

	$3,148	$1,058

LED obtained a secured loan from Chang Hwa Bank in September 2010.  Interest is paid monthly and the principal is paid yearly from December 2011 and due in September 2015.  The loan from Chang Hwa bank was NT$2,750 million and the interest rate at December 31, 2011 was 1.10%.  LED renegotiated the loan repayment schedule with Chang Hwa bank in September 2011.  LED early repaid NT$1,100 million in 2011, and will repay NT$600 million and NT$1,050 million in December 2012 and September 2015, respectively.

LED obtained a secured loan from First Commercial Bank in September 2010.  Interest is paid monthly and the principal is paid yearly from September 2014 and due in September 2017.  The loan was repaid early in June 2011.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009.  Interest and principal amount are paid monthly from January 2009 and due in January 2013.  The loan from Bank of Taiwan in January 2009 was NT$209 million and range of interest rate at December 31, 2011 was 2.01%-2.04%.

SHE requested a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank.  Interest is paid monthly and the principal is paid every three months from January 2009 and due in April 2013.  The loan was repaid early in April 2010.

CHPT obtained a secured loan from the E. Sun Commercial Bank in February 2009.  Interest and the principal are paid monthly from March 2009 and due in February 2012.  The loan from E. Sun Commercial Bank in February 2009 was NT$10 million and the interest rate at December 31, 2011 was 1.83%.

The scheduled maturities of our long-term debt are as follows:

Amount
NT$
(In Millions)

For the year ending December 31

2012	$702
2013	8
2014	—
2015	1,050

Total long-term debt	$1,760

22.         MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of its construction operation as current and noncurrent according to the length of the operating cycle of the construction operations.  Maturity analysis of LED’s related current assets and liabilities was as follows:

	December 31, 2010
	With in	Over
	One Year	One Year	Total
	NT$	NT$	NT$
	(In Millions)
Assets

Inventories	$—	$1,649	$1,649
Deferred expenses (classified as other current assets)	—	120	120
Restricted assets	—	169	169

	$—	$1,938	$1,938

Liabilities

Payable to contractor (classified as other current liabilities)	$—	$14	$14
Advance from land and building (classified as other current liabilities)	—	507	507

	$—	$521	$521

	December 31, 2011
	With in	Over
	One Year	One Year	Total
	NT$	NT$	NT$
	(In Millions)
Assets

Accounts receivable	$4	$—	$4
Inventories	—	1,408	1,408
Deferred expenses (classified as other current assets)	—	20	20
Restricted assets	56	—	56

	$60	$1,428	$1,488

Liabilities

Trade notes and accounts payable (classified as other current liabilities)	$11	$—	$11
Accrued expenses	21	7	28
Payables to contractors (classified as other current liabilities)	—	25	25
Advance from land and building (classified as other current liabilities)	—	283	283

	$32	$315	$347

23.         STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is NT$120,000,000 thousand, which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of December 31, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.  Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005.  Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006.  The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.  As of December 31, 2011, the outstanding ADSs representing 556,463 thousand common shares, which equaled approximately 55,646 thousand units and represented 7.17% of Chunghwa’s total outstanding common shares.

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

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits.  However, the additional paid-in capital from shares issued in excess of par and donations may be capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital.  However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.  Under the revised Company Law issued on January 4, 2012, the aforementioned additional paid-in capital also may be distributed in cash.  The additional paid-in capital from long-term investments may not be used for any purpose.

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

For the years ended December 31, 2010 and 2011, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

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

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or, under the revised Company Law issued on January 4, 2012, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations and distributions of the 2009 and 2010 earnings of Chunghwa have been approved and resolved by the stockholders on June 18, 2010 and June 24, 2011 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)

Legal reserve	$4,374	$4,761
Cash dividends	39,369	42,855	$4.06	$5.52

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the shareholders’ meeting on June 24, 2011, were $2,144 million and $45 million, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

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

The appropriation and distribution of the 2011 earnings of Chunghwa has been approved and resolved by the board of directors on March 27, 2012 as follows:

	Appropriation of Earnings	Dividends Per Share
	NT$	NT$
	(In Millions)

Legal reserve	$4,707
Cash dividends	42,362	$5.46

The appropriation and distribution of the 2011 earnings, and the amounts for bonuses to employees and remuneration to directors and supervisors is subject to the approval in the stockholders’ meeting on June 22, 2012.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of NT$19,394 million in capital of Chunghwa by a cash distribution to its stockholders.  The abovementioned 2010 capital reduction proposal was effectively approved by FSC.  The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010.  Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011.  The amount due to stockholders for capital reduction was NT$19,394 million and such cash payment to stockholders was made in January 2011.

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

24.         SHARE-BASED COMPENSATION PLANS

SENAO’s share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousands)	Exercise Price

2003.09.03	2003.10.17	3,981	$ 14.7 (Original price $20.2)
2003.09.03	2004.03.04	385	17.6 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	13.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	12.1 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

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

Information about SENAO’s outstanding stock options for the years ended December 31, 2010 and 2011 was as follows:

	Stock Options Outstanding
	2010		2011
	Number of Options (Thousands)	Weighted Average Exercise Price NT$	Number of Options (Thousands)	Weighted Average Exercise Price (NT$)

Options outstanding, beginning of year	9,323	$30.92	5,103	$36.15
Options exercised	(4,075)	23.40	(2,780)	33.76
Options expired	(145)	37.60	(45)	40.07

Options outstanding, end of year	5,103	36.15	2,278	38.85

Options exercisable, end of year	3,719		2,278

As of December 31, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.4	1,061	1.33	$12.40	1,061	$12.40
$13.5	30	0.92	13.50	30	13.50
$42.6	4,012	2.92	42.60	2,628	42.60

	5,103	2.58	36.15	3,719	33.75

As of December 31, 2011, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.1	280	0.32	$12.10	280	$12.10
$42.6	1,998	1.92	42.60	1,998	42.60

	2,278	1.72	38.85	2,278	38.85

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2009, 2010 and 2011.  Had SENAO used the fair value method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the year ended December 31, 2011 would have been as follows:

	December 28, 2004	November 28, 2005	May 5, 2006	October 31, 2007

Expected dividend yield	—	—	—	1.49%
Risk free interest rate	1.88%	2.00%	1.75%	2.00%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	49.88%	43.40%	39.63%	39.82%
Weighted-average fair value of grants	$4.91	$6.93	$5.88	$13.69

25.         COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2009
	Operating	Operating
	Costs	Expenses	Total
	NT$	NT$	NT$
	(In Millions)

Compensation expense
Salaries	$12,544	$9,901	$22,445
Insurance	999	771	1,770
Pension	1,517	1,138	2,655
Other compensation	8,807	6,031	14,838

	$23,867	$17,841	$41,708

Depreciation expense	$33,169	$1,945	$35,114
Amortization expense	$957	$232	$1,189

	Year Ended December 31, 2010
	Operating	Operating
	Costs	Expenses	Total
	NT$	NT$	NT$
	(In Millions)

Compensation expense
Salaries	$12,616	$10,313	$22,929
Insurance	1,053	828	1,881
Pension	1,705	1,203	2,908
Other compensation	9,652	6,705	16,357

	$25,026	$19,049	$44,075

Depreciation expense	$30,972	$1,765	$32,737
Amortization expense	$1,087	$222	$1,309

	Year Ended December 31, 2011
	Operating	Operating
	Costs	Expenses	Total
	NT$	NT$	NT$
	(In Millions)

Compensation expense
Salaries	$12,741	$10,895	$23,636
Insurance	1,088	897	1,985
Pension	1,740	1,254	2,994
Other compensation	9,537	6,697	16,234

	$25,106	$19,743	$44,849

Depreciation expense	$29,123	$1,766	$30,889
Amortization expense	$1,185	$215	$1,400

26.         INCOME TAX

a.              The components of income taxes are as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Current	$11,644	$9,102	$8,547
Deferred	1,099	27	57

	$12,743	$9,129	$8,604

b.             A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% for 2009, and 17% for 2010 and 2011 to income before income tax and income tax expense shown in the statements of income and comprehensive income is as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Income tax expense computed at statutory tax rate	$14,404	$9,912	$9,991
Permanent differences	(188)	(188)	(773)
Investment tax credits	(1,425)	(602)	(644)
10% undistributed earning tax	7	5	10
Prior year adjustment	(196)	(2)	52
Other	141	4	(32)

Income tax expense	$12,743	$9,129	$8,604

The balances of income tax payable as of December 31, 2009, 2010 and 2011 were shown net of prepaid income tax.

c.              Income tax expense consisted of following:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Income tax payable	$11,777	$9,100	$8,467
Income tax - separated	63	4	—
Income tax - deferred	1,099	27	57
Adjustments of prior years’ income tax	(196)	(2)	52
Foreign income tax	—	—	28

	$12,743	$9,129	$8,604

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

d.             Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities.  Significant components of deferred income tax assets are shown in the following table:

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Current
Deferred income tax assets (liabilities):
Provision for doubtful accounts	$241	$178
Valuation loss on inventory	17	62
Loss carryforward	—	27
Unrealized accrued expense	51	26
Estimated warranty liabilities	23	8
Investment tax credit	2	2
Valuation gain on financial instruments, net	(6)	—
Unrealized foreign exchange loss (gain), net	1	(13)
Others	3	2
	332	292
Valuation allowance	(241)	(177)

Net deferred income tax assets - current	$91	$115

The decrease of valuation allowance as of December 31, 2011 was attributed to the change of provision for doubtful accounts.

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Noncurrent
Deferred income tax assets (liabilities):
Accrued pension cost	$296	$241
Loss carryforward	78	47
Equity in losses of equity method investees, net	6	41
Impairment loss	64	12
Investment tax credit	14	5
Abandonment of equipment not approved by National Tax Administration	38	—
Others	3	(1)
	499	345
Valuation allowance	(27)	(5)

Net deferred income tax assets - noncurrent	$472	$340

As of December 31, 2011, details for investment tax credit of CHPT are as follows:

		Remaining
		Creditable	Expiry
Law/Statue	Items	Amount	Year
		NT$
		(In Millions)

Statute for Upgrading Industries	Personnel training expenditures	$2	2012
	Personnel training expenditures	3	2013
	Purchase of machinery and equipment	2	2012
	Purchase of machinery and equipment	—	2013

		$7

e.              As of December 31, 2011, loss carryforward of CHIEF, Unigate, CEI, LED, CHI and SFD are as follows:

	Total	Unused	Expiry
Company	Amounts	Amounts	Year
	NT$	NT$
	(In Millions)	(In Millions)

CHIEF	$17	$12	2015
	15	15	2016
	9	9	2017
	1	1	2018
Unigate	—	—	2017
	—	—	2018
	—	—	2020
	—	—	2021
CEI	—	—	2021

(Continued)

	Total	Unused	Expiry
Company	Amounts	Amounts	Year
	NT$	NT$
	(In Millions)	(In Millions)

LED	$5	$5	2018
	8	8	2019
	8	8	2020
	15	15	2021
CHI	3	1	2020
SFD	1	1	2021

	$82	$75

(Concluded)

f.                The related information under the Integrated Income Tax System is as follows:

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Balance of Imputation Credit Account (“ICA”)
Chunghwa	$4,502	$4,830

The actual and the estimated creditable ratios distribution of Chunghwa’s 2010 and 2011 for earnings were 18.76% and 17.46%, respectively.  The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution.  The estimated ratio may change when the actual distribution of imputation credit is made.

g.             Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2007.  YYRP’s income tax returns have been examined by tax authorities through 2008.  The following subsidiaries income tax returns have been examined by authorities through 2009:  SENAO, CHIEF, Unigate, CHI, CHPT, CHSI, CIYP, SHE and LED.

27.         EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (NT$)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income
	NT$	NT$
	(In Millions)

Year ended December 31, 2009

Basic EPS
Income attributable to stockholders of the parent	$56,163	$43,757	9,696,808	$5.79	$4.51
Effect of dilutive potential common stock
SENAO’s stock options	(7)	(7)	—
Employee bonus	—	—	28,806

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,156	$43,750	9,725,614	$5.77	$4.50

Year ended December 31, 2010

Basic EPS
Income attributable to stockholders of the parent	$56,438	$47,609	9,696,808	$5.82	$4.91
Effect of dilutive potential common stock
SENAO’s stock options	(7)	(7)	—
Employee bonus	—	—	28,653

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,431	$47,602	9,725,461	$5.80	$4.89

Year ended December 31, 2011

Basic EPS
Income attributable to stockholders of the parent	$55,379	$47,068	7,789,326	$7.11	$6.04
Effect of dilutive potential common stock
SENAO’s stock options	(9)	(9)	—
Employee bonus	—	—	21,279

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$55,370	$47,059	7,810,605	$7.09	$6.03

According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2009, 2010 and 2011.  The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares as of the balance sheet date.  The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2009, 2010 and 2011 were also due to the effect of potential common stock of stock options issued by SENAO.

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

Pension costs of the Company were NT$2,948 million (NT$2,737 million subject to defined benefit plan and NT$211 million subject to defined contributed plan), NT$2,982 million (NT$2,752 million subject to defined benefit plan and NT$230 million subject to defined contribution plan) and NT$3,057 million (NT$2,810 million subject to defined benefit plan and NT$247 million subject to defined contributed plan) for the years ended December 31, 2009, 2010 and 2011, respectively.

Pension information of the Company of the defined benefit plan is summarized as follows:

a.    Components of net periodic pension cost

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Service cost	$2,695	$2,694	$2,760
Interest cost	189	242	266
Expected return on plan assets	(144)	(183)	(215)
Amortizations	(3)	(1)	(1)

Net periodic benefit pension cost	$2,737	$2,752	$2,810

b.    The changes in benefits obligation and plan assets and the reconciliation of funded status for the pension plans of subsidiaries are as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Change in benefits obligation:
Projected benefits obligation, beginning of year	$(9,565)	$(12,155)	$(15,367)
Services cost	(2,695)	(2,694)	(2,760)
Interest cost	(187)	(242)	(266)
Actuarial (loss) gain	71	(768)	(618)
Benefits paid	221	492	322

Projected benefits obligation, end of year	$(12,155)	$(15,367)	$(18,689)

Change in plan assets:
Fair value of plan assets, beginning of year	$4,407	$10,919	$13,247
Actual return on plan assets	142	187	215
Actuarial (loss) gain	(104)	(46)	(48)
Employer contributions	6,652	2,611	2,603
Benefits paid	(178)	(424)	(266)

Fair value of plan assets, end of year	$10,919	$13,247	$15,751

c.    Reconciliation between the funded status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

1)     Reconciliation between the fund status and accrued pension cost is summarized as follows:

	Year Ended December 31
	2010	2011
	NT$	NT$
	(In Millions)

Benefit obligation
Vested benefit obligation	$(10,089)	$(12,554)
Non-vested benefit obligation	(3,733)	(4,354)
Accumulated benefit obligation	(13,822)	(16,908)
Additional benefit obligation	(1,545)	(1,781)
Projected benefit obligation	(15,367)	(18,689)
Fair values of plan assets	13,247	15,751
Funded status	(2,120)	(2,938)
Unrecognized net loss (gain)	888	1,557
Unrecognized net transition	6	—
Unrecognized prior service cost effect	(49)	(45)

Net amount recognized	$(1,275)	$(1,426)

The amounts recognized in the accompanying balance sheets at December 31, 2010 and 2011 are as follows:

	Year Ended December 31
	2010	2011
	NT$	NT$
	(In Millions)

Amounts recognized
Prepaid pension (included in other assets)	$16	$18
Accrued pension liability	(1,291)	(1,444)

Net amount recognized	$(1,275)	$(1,426)

2)     Vested benefit

	Year Ended December 31
	2010	2011
	NT$	NT$
	(In Millions)

Vested benefit	$13,197	$16,197

3)     Actuarial assumptions

	Year Ended December 31
	2009	2010	2011

Discount rate used in determining present value	2.00%	1.75%	1.75%
Rate of compensation increase	1.00%	1.00%	1.00%
Expected long-term rate of return on plan assets	1.50%	1.50%	1.50%

d.    Contributions and payments for defined benefit plan

	Year Ended December 31
	2010	2011
	NT$	NT$
	(In Millions)

Contributions	$2,611	$2,603
Payments	$492	$322

e.    Expected benefit payments

Year	Amount
NT$
(In Millions)

2012	$684
2013	926
2014	1,247
2015	1,477
2016	1,888
2017 and thereafter	11,481

f.     Plan assets allocation

Under the Labor Standards Law, the government is responsible for the administration of the Funds and determination of the investment strategies and policies.  As of December 31, 2010 and 2011, the asset allocation was primarily in cash, equity securities and debt securities.  Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks.  The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

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

a.    The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Kingwaytek Technology Co., Ltd. Co., Ltd. (“KWT”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee
Viettel-CHT Co., Ltd. (“Viettel”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Investor with significant influence over IISI
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS
Sochamp Tech Co., Ltd. (“Sochamp”)	Investor with significant influence over CHST
United Daily News Co., Ltd. (“UDN”)	Investor with significant influence over SFD
udnDigital Co., Ltd. (“udnD”)	Investor with significant influence over SFD

b.    Significant transactions with the above related parties are summarized as follows:

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

1) Receivables

Trade notes and accounts receivable
HopeTech	$—	$18
So-net	32	11
III	32	—
Others	—	5

	$64	$34

2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$111	$520
IISI	—	120
STS	—	82
HopeTech	1	12
SKYSOFT	5	10
So-net	12	4
Others	11	10
	140	758
Amounts collected in trust for others
So-net	—	20
Others	—	10
	—	30

	$140	$788

3) Advances from customers (included in other current liabilities)

SNI	$3	$3

4) Customer’s deposits

Others	$—	$2

	Year Ended December 31
	2009	2010	2011
		NT$	NT$
		(In Millions)

5) Revenues

So-net	$61	$329	$289
HopeTech	—	25	82
SKYSOFT	34	38	41
IISI	—	—	19
III	127	28	—
Others	15	7	6

	$237	$427	$437

6) Operating costs and expenses

TISE	$482	$684	$494
STS	—	—	168
IISI	—	—	105
SKYSOFT	22	25	49
KWT	6	23	45
HopeTech	—	3	35
STCF	—	10	18
Others	51	22	10

	$561	$767	$924

7) Non-operating income and gains

SNI	$26	$30	$31
Others	—	2	1

	$26	$32	$32

8) Acquisition of property, plant and equipment

TISE	$1,337	$332	$1,332
IISI	—	—	152
Others	19	—	15

	$1,356	$332	$1,499

9) Acquisition of intangible assets

udnD	$—	$—	$10

10) Financing to related parties

The Company did not have any financing to related parties for the year ended December 31, 2011.

Financing to related parties (include in other assets - others) for the year ended December 31, 2010 was as follows:

	Year Ended December 31, 2010
Related Party	Ending Balance	Maximum Balance	Interest Rate	Interest Income
	(In Millions)	(In Millions)		(In Millions)

STS	$—	$546	6.38%	$8

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is 15 years which will start from the commercial operation of ST-2 satellite and the total contract value is approximately NT$6,000 million (SG$261 million), which included a prepayment of NT$3,068 million, and the rest of amount will be paid annually when ST-2 satellite starts its commercial operation.  ST-2 satellite was launched in May 2011, and began its commercial operation in August 2011.  The total rental expense for the year ended December 31, 2011 was NT$168 million, which consisted of a reduction of the prepayment of NT$85 million and an additional accrual of NT$83 million.  The prepayment was NT$2,983 million (classified as other current assets NT$205 million, and other assets - others NT$2,778 million) as of December 31, 2011.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

c.    The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Salaries	$144	$156	$157
Compensations	64	58	70
Bonus and remunerations	60	63	84
Amortizations
	$268	$277	$311

30.   PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, CHPT and CHTS for the year ended December 31 2011, and by CHIEF, LED, SHE, CHPT, IISI and CHTS for the year ended December 31, 2010.

	December 31
	2010	2011
	NT$	NT$
	(In Millions)

Property, plant and equipment, net	$4,318	$2,736
Restricted assets	70	9

	$4,388	$2,745

31.   SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2011, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.    Acquisition of land and buildings of NT$52 million.

b.    Acquisition of telecommunications equipment of NT$19,993 million.

c.    Unused letters of credit of NT$300 million.

d.    Contract to print billing, envelopes and marketing gifts of NT$35 million.

e.    LED has already contracted to advance sale of lands and buildings for NT$1,111 million, and collected NT$239 million in advance according to the contracts.

f.     For the purpose of completing the construction, acquisition of the building construction license and registration ownerships of all buildings for LightEra Covent Garden Project, LED signed the trust deeds with Land Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

December 31, 2011
NT$
(In Millions)

Restricted assets bank deposits	$56
Land held under development	211

$267

g.    The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years.  Future lease payments are as follows:

Year	Amount
NT$
(In Millions)

2012	$1,891
2013	1,505
2014	1,222
2015	898
2016 and thereafter	682

h.    A commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets).  If the fund is not sufficient, Chunghwa will contribute the remaining NT$1,000 million upon notification from the Taipei City Government.  Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution.  The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

32.         DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.            Carrying amounts and fair values of financial instruments were as follows:

	December 31
	2010		2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Cash and cash equivalents	$90,875	$90,875	$67,390	$67,390
Financial assets at fair value through profit or loss	77	77	46	46
Available-for-sale financial assets - current	2,191	2,191	2,499	2,499
Held-to-maturity financial assets - current	1,964	1,964	1,201	1,201
Trade notes and accounts receivable, net	14,503	14,503	22,396	22,396
Receivables from related parties	64	64	34	34
Other current monetary assets	2,139	2,139	2,068	2,068
Restricted assets - current	205	205	57	57
Financial assets carried at cost	2,734	—	2,760	—
Available-for-sale financial assets - noncurrent	—	—	58	58
Held-to-maturity financial assets - noncurrent	8,408	8,408	13,495	13,495
Other noncurrent monetary assets	1,000	1,000	1,000	1,000
Refundable deposits	1,462	1,462	1,760	1,760
Restricted assets - noncurrent (included in “other assets - others”)	34	34	8	8
Liabilities
Short-term loans	115	115	75	75
Commercial paper	230	230	—	—
Financial liabilities at fair value through profit or loss	—	—	4	4
Trade notes and accounts payable	11,555	11,555	14,265	14,265
Payables to related parties	140	140	788	788
Accrued expenses	18,404	18,404	18,571	18,571
Due to stockholder for capital reduction	19,394	19,394	—	—
Payables to equipment suppliers (included in “other current liabilities”)	1,106	1,106	1,870	1,870
Payables to contractors (included in “other current liabilities”)	1,262	1,262	1,834	1,834
Amounts collected in trust for others (included in “other current liabilities”)	2,356	2,356	1,201	1,201
Refundable customers’ deposits (included in “other current liabilities”)	1,097	1,097	1,095	1,095
Current portion of long-term loans	309	309	702	702
Long-term loans	3,148	3,148	1,058	1,058
Customers’ deposits	5,781	5,781	5,014	5,014

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

c.            Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2010	2011	2010	2011
	NT$	NT$	NT$	NT$
	(In Millions)

Assets

Financial assets at fair value through profit or loss	$43	$40	$34	$6
Available-for-sale financial assets	2,089	2,480	102	77

Liabilities

Financial liabilities at fair value through profit or loss	—	—	—	4

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

The maximum amount of credit risk of the financial instruments held by counter-parties or third parties is equal to the carrying amount.

3)              Liquidity risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidity risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash.  Therefore, no material liquidity risks are anticipated.  The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market.  Therefore, material liquidity risk is anticipated.

4)              Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities.  Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

e.            Fair value hedge

Chunghwa entered into currency swap contracts to hedge the fluctuation in exchange rates of beneficiary certificates denominated in foreign currency, which is fair value hedge.  No transaction met the criteria for hedge accounting for the years ended December 31, 2010 and 2011.  The transaction was assessed as highly effective for the year ended December 31, 2009.  There were no outstanding hedge currency or forward exchange contracts existed as of December 31, 2009.

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

—                Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

—                Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

—                Internet business - the provision of HiNet services and related services;

—                International fixed communications business - the provision of international long distance telephone services and related services;

—                Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. The Company’s measure of segment performance is mainly based on revenues and income before tax.

a.            Segment information

				International
	Domestic Fixed	Mobile		Fixed
	Communications	Communications		Communications
	Business	Business	Internet Business	Business	Others	Adjustment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)

Year ended December 31, 2009

Revenues from external customers	$71,467	$86,524	$23,653	$15,244	$1,473	$—	$198,361
Intersegment service revenues	13,650	1,915	717	1,523	3	(17,808)	—
Interest income	3	8	4	11	453	—	479
Other income	77	104	74	10	678	—	943

	$85,197	$88,551	$24,448	$16,788	$2,607	$(17,808)	$199,783

Interest expense	$3	$1	$10	$—	$1	$—	$15
Depreciation and amortization	$23,984	$8,373	$2,327	$1,404	$232	$—	$36,320
Other expense	$156	$98	$11	$2	$279	$—	$546
Segment income before tax	$17,452	$30,184	$9,356	$2,550	$(2,304)	$—	$57,238
Total assets	$231,177	$63,537	$17,154	$18,700	$118,429	$—	$448,997
Capital expenditures for segment assets	$15,877	$5,028	$2,097	$1,299	$1,177	$—	$25,478

Year ended December 31, 2010

Revenues from external customers	$70,688	$89,044	$24,483	$15,534	$2,681	$—	$202,430
Intersegment service revenues	14,662	2,117	1,104	1,720	750	(20,353)	—
Interest income	1	9	2	9	454	—	475
Other income	31	263	24	96	313	(170)	557

	$85,382	$91,433	$25,613	$17,359	$4,198	$(20,523)	$203,462

Interest expense	$75	$1	$7	$—	$24	$—	$107
Depreciation and amortization	$21,948	$8,205	$2,206	$1,383	$322	$—	$34,064
Other expense	$283	$7	$14	$198	$255	$(170)	$587
Segment income before tax	$18,048	$29,328	$9,835	$2,652	$(2,176)	$—	$57,687
Total assets	$227,376	$63,330	$17,663	$23,535	$122,407	$—	$454,311
Capital expenditures for segment assets	$14,260	$5,261	$1,889	$1,787	$1,420	$—	$24,617

Year ended December 31, 2011

Revenues from external customers	$79,351	$92,998	$24,834	$15,218	$5,092	$—	$217,493
Intersegment service revenues	15,355	6,994	1,917	2,620	725	(27,611)	—
Interest income	4	8	1	3	666	—	682
Other income	465	130	10	41	562	(9)	1,199

	$95,175	$100,130	$26,762	$17,882	$7,045	$(27,620)	$219,374

Interest expense	$—	$—	$4	$—	$27	$—	$31
Depreciation and amortization	$20,139	$8,288	$2,278	$1,282	$319	$—	$32,306
Other expense	$15	$7	$6	$3	$197	$(9)	$219
Segment income before tax	$18,482	$27,839	$9,562	$2,041	$(1,225)	$—	$56,699
Total assets	$227,822	$64,742	$20,323	$24,770	$105,263	$—	$442,920
Capital expenditures for segment assets	$16,569	$4,334	$3,746	$1,529	$698	$—	$26,876

b.           Products and service revenues from external customer information

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Mobile services revenue	$71,295	$72,955	$70,773
Local telephone services revenue	34,116	33,243	42,951
Leased line services revenue	27,477	27,412	27,068
Sales of products	15,058	15,989	22,066
Internet services revenue	21,511	22,016	21,949
International long distance telephone services revenue	12,922	12,863	12,422
Domestic long distance telephone services revenue	7,407	6,650	5,793
Others	8,575	11,302	14,471

	$198,361	$202,430	$217,493

c.            Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$
	(In Millions)

Taiwan, ROC	$193,003	$196,830	$211,826
Overseas	5,358	5,600	5,667

	$198,361	$202,430	$217,493

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Thailand, and Japan amounting to NT$175 million and NT$219 million at December 31, 2009 and 2010, respectively.

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan amounting to NT$736 million at December 31, 2011.

Except for the long-lived assets located in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

d.           Major customers

For the years ended December 31, 2009, 2010 and 2011, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenues.

34.         OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	December 31
	2010			2011
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars
	(In Millions)		(In Millions)	(In Millions)		(In Millions)

Financial assets

Monetary items
Cash
US Dollar	$15	29.13	$443	$8	30.28	$254
HK Dollar	92	3.75	344	122	3.90	475
JP Yen	45	0.36	16	78	0.39	31
SG Dollar	40	22.73	910	35	23.31	826
Accounts receivable
US Dollar	157	29.13	4,566	154	30.28	4,670
HK Dollar	18	3.75	68	1	3.90	2
SG Dollar	1	22.73	17	—	23.31	—
Available-for-sale financial assets
US Dollar	35	29.13	1,010	68	30.28	2,066
Investments accounted for using equity method
US Dollar	1	29.13	27	1	30.28	22
VND Dollar	170,986	0.00144	246	183,540	0.00139	255
SG Dollar	18	22.73	398	20	23.31	462

Financial liabilities

Monetary items
Accounts payable
US Dollar	113	29.13	3,298	116	30.28	3,505
Euro Dollar	22	38.92	842	28	39.18	1,098
HK Dollar	32	3.75	119	1	3.90	3
SG Dollar	—	22.73	8	4	23.31	83
RMB	—	—	—	16	4.81	75

35.         PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company pre-discloses the following information on the adoption of International Financial Reporting Standards (IFRSs) as follows:

a.            On May 14, 2009, the FSC announced the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC.”  In this framework, starting 2013, companies with shares listed on the TSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, and the Interpretations as well as related guidance translated by the ARDF and issued by the FSC.  To comply with this framework, the Company has set up a project team and made a plan to adopt the IFRSs.  Leading the implementation of this plan is the President,

Mr. Chang.  The main contents of the plan, anticipated schedule and status of execution as of December 31, 2011 were as follows:

Contents of Plan			Responsible Department	Status of Execution

1)	Evaluation Phase: August 1 2009 - March 31, 2010

	—	Make IFRSs adoption plan and set up a IFRSs project team	Accounting department	Completed
	—	Compare and analyze the differences between current accounting policies and IFRSs	Accounting department	Completed
	—	Evaluate the modification of current accounting policies for IFRSs adoption	Accounting department	Completed
	—	Evaluate the adoption of IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
	—	Conduct the first stage of internal employee training	Accounting department	Completed

2)	Preparation Phase: April 1, 2010 - December 31, 2011

	—	Determine accounting policies in accordance with IFRSs	Accounting department	Completed
	—	Choose the optional exemptions under IFRS 1, “First-time Adoption of International Financial Reporting Standards”	Accounting department	Completed
	—	Modify related information system	Information technology department	Completed
	—	Amend internal control and related policies	Accounting department, related departments	Completed
	—	Conduct the second stage of internal employee training	Accounting department	Completed

3)	Application Phase: January 1, 2012 - December 31, 2013

	—	Prepare opening IFRSs balance sheet and comparatives financial statements	Accounting department	In progress
	—	Prepare financial statements in accordance with IFRSs	Accounting department	In progress

b.           As of December 31, 2011, the Company had assessed the material differences, shown below, between the existing accounting policies and the accounting policies to be adopted under IFRSs:

Accounting Issues	Description of Differences

The definition and reclassification of cash and cash equivalents

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal. Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

The classification of real estate	1)

Under ROC GAAP, there’s no related guidance about investment property. Under IFRSs, real estate should be classified as “property, plant and equipment” or “investment property” in accordance with IAS 16 and IAS 40.

2)

Under IFRSs, “property, plant and equipment” and “investment property” are recognized at costs or the deemed costs using the revalued amounts which were determined under ROC GAAP. The Company chooses cost model as its accounting policy for subsequent recognition of aforementioned items.

The classification of leased assets and idle assets	Under IFRSs, assets, which are classified as leased assets and idle assets under ROC GAAP, are classified as “property, plant and equipment” or “investment property” according to their nature.

The recognition and classification of deferred income tax asset and liability	1)

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability. When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent.

2)

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent. However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

(Continued)

Accounting Issues	Description of Differences

The recognition of pension gains (losses)

Under ROC GAAP, pension gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants.  However, under IFRSs, pension gains (losses) resulting from defined benefit plans should be recognized as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

The settlement of pension at the time of privatization

Since the effective date of IAS 19 “Employee Benefits” in 1999 to when the Company underwent privatization in 2005, the settlement impact upon privatization calculated according to the actuarial report under IAS19 shall be recorded as donation capital under additional paid-in capital.

The recognition of revenue from providing fixed line connection service

Prior to privatization, according to the laws and regulations applicable to state-owned enterprises in Taiwan, the Company recorded revenue from providing fixed line connection service at the time the service was performed.  Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.  Therefore, the Company shall retrospectively adjust the deferred income.

The recognition of house and land revenue of the construction corporation

Under ROC GAAP, when the construction contracts meet several specific conditions, the Company could use percentage of completion method to recognize related revenues.  Under IFRSs, when construction projects do not meet the criteria in IFRIC15.11, IAS11 does not apply.  The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18.

Since the Company may choose some exemptions in IFRS 1, some material differences showed above may not cause significant impact at the time of transition from ROC GAAP to IFRSs.

c.            The Company has prepared the above assessments in compliance with (a) the 2010 version of the IFRSs translated by the ARDF and issued by the FSC and (b) the Guidelines Governing the Preparation of Financial Reports by Securities Issuers amended and issued by the FSC on December 22, 2011.  These assessments may be changed as the FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs.  Actual results may differ from these assessments.

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

d.           One-time connection fees income

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

f.              Defined benefit pension plan

Pension accounting under ROC GAAP is similar in many respects to US GAAP.  However, under ROC GAAP, companies are not required to recognize the overfunded or underfunded positions of their defined benefit pension plans as an asset or liability on the balance sheet.

Under US GAAP, employers are required to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  US GAAP defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation (“PBO”).  Previously unrecognized items such as unrealized actuarial loss are recognized in other comprehensive income and are subsequently recognized through net periodic benefit cost.

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

g.           Pension plan upon privatization

In order to increase operational efficiency, the Company approved several special retirement incentive programs during the process of privatization.

Under ROC GAAP, the obligation related to annuity payments due after the date of privatization for civil service eligible employees who retire prior to that date would be born by the MOTC.  The Company completed its privatization plan on August 12, 2005.  On the date of privatization, the MOTC settled all employees’ past service costs.  The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost as an adjustment for the pension cost of that year.

Under US GAAP, the MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity.

h.           Income tax

This line item includes the tax effects of the pre-tax ROC GAAP to US GAAP adjustments described above.

i.               Noncontrolling interests of acquired subsidiaries

The adjustment to net income for the years ended December 31, 2009 and 2010 and to stockholders’ equity as of December 31, 2009 and 2010 represents a difference between ROC GAAP and US GAAP for the accounting for business combinations.

Under ROC GAAP, the noncontrolling interest in the acquiree is measured at historical cost whereas under US GAAP, the noncontrolling interest in the acquiree is measured at fair value at acquisition date upon the adoption of the new accounting standard beginning from January 1, 2009.  Such adjustment for the years ended December 31, 2009 and 2010 was caused by the Company’s acquisition of IFE in January 2009 and of CHI in September 2009.  The adjustment to ROC GAAP net income represents additional depreciation and amortization expenses recognized under US GAAP due to the difference between the measurement of noncontrolling interests at historical cost and fair value.  The adjustment to stockholders’ equity represents the difference for the measurement of noncontrolling interests at historical cost and fair value after the aforementioned net income adjustment.

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the consolidated financial statements to the consolidated net income and equity determined under US GAAP, giving effect to the differences listed above.

			Year Ended December 31
			2009	2010	2011
			NT$	NT$	NT$	US$
						(Note 3)
			(In Millions)

Net income

Consolidated net income under ROC GAAP			$44,495	$48,558	$48,095	$1,589
Adjustments:
a.	Property, plant and equipment
	1.	Adjustments of gains and losses on disposal of property, plant and equipment	24	25	725	24
	2.	Adjustments for depreciation expenses	158	122	112	4
b.	10% tax on unappropriated earnings		110	(380)	(125)	(4)
c.	Revenues recognized from deferred income of prepaid phone cards		615	258	—	—
d.	Revenues recognized from deferred one-time connection fees		1,426	1,118	861	28
e.	Share-based compensation		(17)	(5)	(2)	—
f.	Defined benefit pension plan		1	—	1	—
h.	Income tax effect of US GAAP adjustments		(982)	(462)	(226)	(8)
i.	Noncontrolling interests of acquired subsidiaries		(8)	(9)	—	—
	Other minor GAAP differences not listed above		(7)	(34)	(3)	—
Net adjustment			1,320	633	1,343	44

Consolidated net income based on US GAAP			$45,815	$49,191	$49,438	$1,633

Attributable to
Stockholders of the parent			$45,096	$48,274	$48,426	$1,600
Noncontrolling interests			719	917	1,012	33

			$45,815	$49,191	$49,438	$1,633

			December 31
			2009	2010	2011
			NT$	NT$	NT$	US$
						(Note 3)
			(In Millions)

Stockholders’ equity

Total stockholders’ equity based on ROC GAAP			$378,964	$368,603	$373,043	$12,324
Adjustments:
a.	Property, plant and equipment
	1.	Capital surplus reduction	(60,168)	(60,168)	(60,168)	(1,988)
	2.	Adjustment on depreciation expenses, and disposal gains and losses	4,141	4,288	5,125	169
	3.	Adjustments of revaluation of land	(5,803)	(5,803)	(5,763)	(190)
b.	10% tax on unappropriated earnings		(4,037)	(4,417)	(4,542)	(150)
c.	Deferred income of prepaid phone cards
	1.	Capital surplus reduction	(2,798)	(2,798)	(2,798)	(92)
	2.	Adjustment on deferred income recognition	2,540	2,798	2,798	92
d.	Revenues recognized from deferred one-time connection fees
	1.	Capital surplus reduction	(18,487)	(18,487)	(18,487)	(611)
	2.	Adjustment on deferred income recognition	14,582	15,700	16,561	547
e.	Share-based compensation
	1.	Adjustment on capital surplus	15,700	15,705	15,707	519
	2.	Adjustment on retained earnings	(15,700)	(15,705)	(15,707)	(519)
f.	1.	Accrual for accumulative other comprehensive income under pension guidance	(1)	(608)	(1,114)	(37)
	2.	Accrual for pension cost	(28)	(28)	(27)	(1)
g.	Adjustment for pension plan upon privatization
	1.	Adjustment on capital surplus	1,782	1,782	1,782	59
	2.	Adjustment on retained earnings	(9,665)	(9,665)	(9,665)	(319)
h.	Income tax effect of US GAAP adjustments		5,238	4,776	4,550	150
i.	Noncontrolling interests of acquired subsidiaries		28	19	(29)	(1)
	Other GAAP differences not listed above		184	150	146	5
Net adjustment			(72,492)	(72,461)	(71,631)	(2,367)

Total equity based on US GAAP			$306,472	$296,142	$301,412	$9,957

Attributable to
Stockholders of the parent			$302,799	$292,232	$297,285	$9,821
Noncontrolling interests			3,673	3,910	4,127	136

			$306,472	$296,142	$301,412	$9,957

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Changes in equity based on US GAAP

Balance, beginning of year	$305,849	$306,472	$296,142	$9,783
Consolidated net income	45,815	49,191	49,438	1,633
Unrealized gain (loss) on available-for-sale securities	1,833	649	(139)	(5)
Cumulative translation adjustment for foreign-currency investments held by investees	(22)	(119)	82	3
Increase in interest on issuance of stock by investees	(10)	7	22	1
Cash dividends	(37,139)	(39,369)	(42,855)	(1,416)
Capital reduction	(9,697)	(19,394)	—	—
Defined benefit pension plan adjustment	(68)	(605)	(509)	(17)
Decrease in noncontrolling interests	(89)	(690)	(769)	(25)

Balance, end of year	$306,472	$296,142	$301,412	$9,957

Attributable to
Stockholders of the parent	$302,799	$292,232	$297,285	$9,821
Noncontrolling interests	3,673	3,910	4,127	136

	$306,472	$296,142	$301,412	$9,957

The following US GAAP condensed balance sheets as of December 31, 2010 and 2011, and statements of income for the years ended December 31, 2009, 2010 and 2011 have been derived from the audited consolidated financial statements and reflected the adjustments presented above.

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Assets
Current assets	$121,233	$106,763	$3,527
Long-term investments	12,847	18,856	623
Property, plant and equipment, net	241,689	238,954	7,894
Intangible assets	6,913	6,339	209
Other assets	7,822	8,479	280

Total assets	$390,504	$379,391	$12,533

Liabilities and equities
Liabilities
Current liabilities	$83,235	$69,278	$2,289
Long-term liabilities	11,127	8,701	287
Total liabilities	94,362	77,979	2,576

(Continued)

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Equity attributable to stockholders of the parent
Capital stock - NT$10 (US$0.3) par value	$77,574	$77,574	$2,563
Capital surplus	132,919	135,734	4,484
Retained earnings	82,289	85,068	2,810
Accumulated other comprehensive income	(550)	(1,091)	(36)
Total equity attributable to stockholders of the parent	292,232	297,285	9,821
Noncontrolling interests	3,910	4,127	136
Total equity	296,142	301,412	9,957

Total liabilities and equity	$390,504	$379,391	$12,533

(Concluded)

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

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)

Net revenues	$200,369	$203,773	$218,321	$7,212
Operating costs and expenses	141,817	145,166	161,245	5,327
Income from operations	58,552	58,607	57,076	1,885
Non-operating income, net	877	555	1,316	44
Income before income tax	59,429	59,162	58,392	1,929
Income tax expense	(13,614)	(9,971)	(8,954)	(296)

Consolidated net income	$45,815	$49,191	$49,438	$1,633

Attributable to
Stockholders of the parent	$45,096	$48,274	$48,426	$1,600
Noncontrolling interests	719	917	1,012	33

	$45,815	$49,191	$49,438	$1,633

Basic earnings per share	$4.65	$4.98	$6.22	$0.21
Diluted earnings per share	$4.64	$4.96	$6.20	$0.20

Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	9,696,808	9,696,808	7,789,326
Diluted	9,725,614	9,725,461	7,810,605

(Continued)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions Except Per Share Amounts)

Net income per pro forma equivalent ADSs
Basic	$46.51	$49.78	$62.17	$2.05
Diluted	$46.36	$49.64	$62.00	$2.05

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	969,681	969,681	778,933
Diluted	972,561	972,546	781,061

(Concluded)

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

Statements of comprehensive income for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Comprehensive income
Consolidated net income	$45,815	$49,191	$49,438	$1,633
Other comprehensive income:
Cumulative translation adjustments for foreign-currency investments held by investees	(22)	(119)	82	3
Unrealized gain (loss) on available-for-sale securities	1,833	649	(139)	(5)
Defined benefit pension plan adjustment	(68)	(605)	(509)	(17)
	1,743	(75)	(566)	(19)

	$47,558	$49,116	$48,872	$1,614

Attributable to
Stockholders of the parent	$46,843	$48,189	$47,885	$1,582
Noncontrolling interests	715	927	987	32

	$47,558	$49,116	$48,872	$1,614

The components of accumulated other comprehensive income (loss) attributable to stockholders of the parent were as follows:

	December 31
	2010	2011
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Cumulative translation adjustments for foreign-currency investments held by investees	$(102)	$(38)	$(1)
Unrealized gain on available-for-sale securities	176	68	2
Defined benefit pension plan adjustment	(624)	(1,121)	(37)

	$(550)	$(1,091)	$(36)

Disclosures about defined benefit plan adjustment recognized in other comprehensive income were as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)

Amounts recognized in other comprehensive income
Net prior service cost, pretax	$6	$4	$4	$—
Net actuarial loss, pretax	73	804	673	22
Deferred tax asset	(11)	(203)	(168)	(5)

Net impact in other comprehensive loss	$68	$605	$509	$17

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits, other liabilities are reclassified to operating activities under U.S. standards. In addition, the effect of change on consolidated subsidiaries, which was shown as a separate item under ROC standards, is reclassified to investing activities under U.S. standards. Summarized cash flow data by operating, investing and financing activities in accordance with U.S. standards are as follows:

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$
				(Note 3)
	(In Millions)
Net cash flows (outflows) from:
Operating activities	$77,246	$84,840	$74,652	$2,466
Investing activities	(28,755)	(20,127)	(32,909)	(1,087)
Financing activities	(56,513)	(47,034)	(65,337)	(2,158)
Effects of exchange rate change on cash and cash equivalents	(7)	(63)	109	3
Net increase in cash and cash equivalents	(8,029)	17,616	(23,485)	(776)
Cash and cash equivalents, beginning of year	81,288	73,259	90,875	3,002

Cash and cash equivalents, end of year	$73,259	$90,875	$67,390	$2,226

37.         ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.              Recent accounting pronouncements

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

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement.  These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities.  Except for the detailed disclosures of changes in Level 3 items, which are effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions.  Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive.  This standard is effective for the Company on a prospective basis as of January 1, 2011.  The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

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

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented.  This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  This guidance is effective for business combinations consummated in periods beginning after December 15, 2010.  Early adoption is permitted.  The Company will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.  The adoption of the accounting standard did not have a material effect on the Company’s consolidated financial statements.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010.  Early application will not be permitted.  The adoption of the accounting standard did not have a material effect on the Company’s consolidated financial statements.

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements.  The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs.  The standard is effective for fiscal years beginning after December 15, 2011.  Early adoption is not permitted.  Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on the Company’s results of operations, financial condition or cash flows.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity.  Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements.  The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income.  This guidance must be applied retroactively and is effective for fiscal years beginning after December 15, 2011.  Earlier application is permitted.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s consolidated financial statements.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary.  Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test.  If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required.  Otherwise, no further testing is required.  This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Earlier adoption is permitted.  The Company is currently evaluating the impact on the adoption of the update.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments.  Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position.  The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required.  Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on the Company’s results of operations, financial condition or cash flows.

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

The Compensation expenses related to stock options were NT$17 million, NT$5 million and NT$2 million for 2009, 2010 and 2011, respectively.  There is no income tax benefit effect related to share-based compensation arrangements.

The weighted average remaining contractual term and aggregate intrinsic value of options under the foregoing plans as of December 31, 2011 were as follows:

	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In Years)	NT$
		(In Millions)

Options outstanding	1.72	123
Options exercisable	1.72	123

The aggregate intrinsic value in the above table represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011.  Intrinsic value will change in future periods based on the fair market value of the Company’ s stock and the number of shares outstanding.

SENAO did not grant any options in 2009, 2010 and 2011.

Total intrinsic values of options exercised for the years ended December 31, 2009, 2010 and 2011 were NT$113 million, NT$110 million and NT$193 million, respectively.  Total fair values of shares vested during the years ended December 31, 2009, 2010 and 2011 were NT$252 million, NT$164 million and NT$204 million, respectively.

As of December 31, 2011, there was no unrecognized compensation expense related to share-based compensation plan.

The compensation expenses were determined by calculating the fair value of each option grant using the Black-Scholes option-pricing model.  SENAO used the following weighted-average assumptions in calculating the fair value of the options granted:

Year Ended December 31, 2011

Expected dividend yield	0%-1.49%
Expected volatility	39.63%-49.88%
Risk free interest rate	1.75%-2.00%
Expected life	4.375 years

Risk-free interest rate is based on the rate of the Taiwan government bonds in effect at the time of grant.  Expected volatilities are based on historical volatilities of stock prices of the similar company in the same industry and SENAO.  Expected life represents the period that SENAO’s share-based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share-based awards.  The dividend yield is zero as there are dividend protection rights in SENAO’s option plans with the exception of the options granted in 2007.  The expected dividend yield for SENAO’s 2007 Plan is based on anticipated future cash dividends yield at the time of grant.

c.              Marketable securities

	December 31, 2010
	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Open-end mutual funds	$1,562	$14	$23
Domestic listed stocks	527	236	19
Corporate bonds	102	1	—
	2,191	251	42
Held-to-maturity securities
Corporate bond	9,868	326	96
Bank debentures	504	1	5
	10,372	327	101

	$12,563	$578	$143

	December 31, 2011
	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Open-end mutual funds	$2,137	$77	$9
Domestic listed stocks	343	55	54
Corporate bonds	77	1	—
	2,557	133	63

(Continued)

	December 31, 2011
	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(In Millions)

Held-to-maturity securities	$13,790	$129	$4
Corporate bond	906	6	—
Bank debentures	14,696	135	4

	$17,253	$268	$67

(Concluded)

The Company’s gross realized gains on the sale of investments for the years ended December 31, 2009, 2010 and 2011 were NT$553 million, NT$476 million and NT$137 million, respectively.  The Company’s gross realized losses on the sale of investments for the years ended December 31, 2009, 2010 and 2011 were NT$695 million, NT$654 million and NT$84 million, respectively.

The carrying amounts at December 31, 2011 for debt securities classified as available-for-sale securities and held-to-maturity by contractual maturity are shown below.

December 31, 2011
NT$
(In Millions)

Due within one year or less	$1,226
Due after one year through four years	13,547

$14,773

The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position as of December 31, 2011:

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Open-end-mutual funds	$80	$(7)	$5	$(2)	$85	$(9)
Domestic listed stocks	160	(29)	36	(25)	196	(54)
Corporate bond	2,546	(4)	—	—	2,546	(4)

	$2,786	$(40)	$41	$(27)	$2,827	$(67)

The gross unrealized losses related to mutual funds, stocks and corporate bonds were due to fair value fluctuations.  The Company reviewed its investment portfolio to identify and evaluate investments that have indications of possible impairment.  Factors that were considered in determining whether a loss is other-than-temporary included but were not limited to, the length of time and extent to which fair value has been less than the cost basis, credit quality and the Company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.  As a result, the Company determined that aforementioned investments with unrealized losses were not deemed to be other-than-temporarily impaired as of December 31, 2011.

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

Assets and liabilities measured at fair value on a recurring basis

The following table presents our assets and liabilities measured at fair value on a recurring basis at December 31, 2010 and 2011:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Derivatives - currency swap contracts	$—	$34	$—	$34
Convertible bonds	43	—	—	43
Available-for-sale securities
Open-end mutual funds	1,562	—	—	1,562
Domestic listed stocks	527	—	—	527
Corporate bonds	—	102	—	102

	$2,132	$136	$—	$2,268

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Derivatives - currency swap contracts	$—	$6	$—	$6
Convertible bonds	40	—	—	40
Available-for-sale securities
Open-end mutual funds	2,137	—	—	2,137
Domestic listed stocks	343	—	—	343
Corporate bonds	—	77	—	77

	$2,520	$83	$—	$2,603

Liabilities
Derivative - currency swap contracts	$—	$4	$—	$4

Convertible bonds are actively traded or have quoted prices.  For forward exchange and currency swap contracts, fair values are estimated using industry standard valuation models.  These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.

Available-for-sale financial assets include open-end mutual funds and domestic listed stocks that are actively traded or have quoted prices.

Corporate bonds are valued using market-based observable inputs including duration, yield rate and credit rating.

Assets measured at fair value on a nonrecurring basis

The tables below set out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2010 and 2011:

	For the Year Ended December 31, 2010
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Cost method investees - DIG, A2P, ChipSip and CMI	$—	$—	$40	$59
Other assets	$—	$—	$28	$66

	For the Year Ended December 31, 2011
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Cost method investees - GMC, RPTI, Aide, CQi, A2P, Procrystal, OptiVision and TFChemicals	$—	$—	$170	$148

The Company evaluated its cost method investees for impairment by using valuation models based on discounted future cash flows because there are no quoted fair value for such investments.  Cost method investees held with a carrying amount of NT$99 million were written down to their fair value of NT$40 million, resulting in an impairment charge of NT$59 million, which was included in earnings for the year ended December 31, 2010 and cost method investees held with a carrying amount of NT$318 million were written down to their fair value of NT$170 million, resulting in an impairment charge of NT$148 million, which was included in earnings for year ended December 31, 2011.

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

e.              Advertising and promotion expenses

Advertising and promotional expenses are charged to income as incurred.  These expenses were NT$3,413 million, NT$3,227 million and NT$3,177 million for the years ended December 31, 2009, 2010 and 2011, respectively.

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

The Company did not identify significant unrecognized tax benefits for the year ended December 31, 2009, 2010 and 2011.  The Company did not incur any interest or penalties related to potential underpaid income tax expenses.

g.             Estimated aggregate amortization expense of intangible assets

As of December 31, 2011, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Year	Amount
NT$
(In Millions)

2012	$1,042
2013	980
2014	896
2015	824
2016	796
2017 and thereafter	1,547

h.             Litigation

A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service).  In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date.  Chunghwa stated that both parties have the right to use co-management land without consideration.  Chunghwa Post Co., Ltd. can’t request payment for land compensation.  Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause.  Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court.  On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay NT$17 million along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation.  However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court.  Chunghwa also filed an appeal at the Taiwan High Court within the statutory period.  On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that Chunghwa was required to pay NT$23 million as compensation in addition to the NT$17 million from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation.  Chunghwa has filed an appeal to the Supreme Court of the Republic of China within the statutory period.  On June 22, 2011, the Supreme Court of the Republic of China remanded the aforementioned judgment from Taiwan High Court and the case was remanded back to the Taiwan High Court.  On January 6, 2012, the Taiwan High Court rendered its judgment, ruling that Chunghwa was required to pay additional land compensation NT$4 million along with related interest.  Chunghwa withdrew the claim after evaluation.

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