Form 20-F
period 2012-12-31
CHUNGHWA TELECOM CO LTD
filed 2013-04-22
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2012

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

Fufu Shen

21-3 Hsinyi Road, Section 1, Taipei,

Taiwan, Republic of China

Tel: +886 2 2344-5488

Fax: +886 2 3393-8188

(Name, Telephone, email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value NT$10 per share	New York Stock Exchange*
American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Common Shares	New York Stock Exchange

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

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2012

ii

SUPPLEMENTAL INFORMATION

All references to “we,” “us,” “our” and “our company” in this annual report are to Chunghwa Telecom Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, originally dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd. and the Bank of New York, and amended and restated on November 14, 2007, among Chunghwa Telecom Co., Ltd. and JP Morgan Chase Bank, as depository, and the holders and beneficial owners of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the government of the Republic of China” are to the government of the Republic of China. All references to the “Ministry of Transportation and Communications” are to the Ministry of Transportation and Communications of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, and “U.S. GAAP” means the generally accepted accounting principles of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ending December 31 of that year.

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

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

This annual report contains forward-looking statements, including statements regarding:

•	our business and operating strategies;

•	our network expansion plans;

•	our business, operations and prospects;

•	our financial condition and results of operations;

•	our dividend policy;

•	the telecommunications industry regulatory environment in Taiwan; and

•	future developments in the telecommunications industry in Taiwan.

These forward-looking statements are generally indicated by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “aim,” “seek,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions, many of which are beyond our control. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You should not place undue reliance on these statements, which apply only as of the date of this annual report. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences include, but are not limited to, those discussed under “Item 3. Key Information—D. Risk Factors”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

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

A. Selected Financial Data

The selected income statement data and cash flow data for the years ended December 31, 2010, 2011 and 2012, and the selected balance sheet data as of December 31, 2011 and 2012 set forth below are derived from our consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected income statement and cash flow data for the years ended December 31, 2008 and 2009, and the selected balance sheet data as of December 31, 2008, 2009 and 2010 set forth below, are derived from our consolidated financial statements not included in this annual report. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP, as further explained under note 34 to our consolidated financial statements included herein.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Income Statement Data:
ROC GAAP
Net revenues	201.7	198.4	202.4	217.5	220.1	7.6
Operating costs	(113.5)	(112.7)	(115.3)	(131.5)	(141.2)	(4.9)

Gross profit	88.2	85.7	87.1	86.0	78.9	2.7
Operating expenses	(29.6)	(29.3)	(29.7)	(30.9)	(30.0)	(1.0)

Income from operations	58.6	56.4	57.4	55.1	48.9	1.7
Non-operating income and gains(1)	3.4	1.4	1.0	1.9	1.9	0.1
Non-operating expenses and losses(1)	(2.3)	(0.6)	(0.7)	(0.3)	(1.9)	(0.1)

	Year Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Income before income tax	59.7	57.2	57.7	56.7	48.9	1.7
Income tax expense(2)	(13.9)	(12.7)	(9.1)	(8.6)	(7.9)	(0.3)

Consolidated net income	45.8	44.5	48.6	48.1	41.0	1.4

Attributable to:
Stockholders of the parent	45.0	43.8	47.6	47.1	39.9	1.4
Minority interests	0.8	0.7	1.0	1.0	1.1	—

	45.8	44.5	48.6	48.1	41.0	1.4

Earnings per share:
Basic	4.64	4.51	4.91	6.04	5.14	0.18
Diluted	4.63	4.50	4.89	6.03	5.13	0.18
Earnings per ADS equivalent:
Basic	46.42	45.16	49.10	60.43	51.44	1.77
Diluted	46.31	45.01	48.95	60.25	51.30	1.77
U.S. GAAP
Net revenues	204.4	200.4	203.8	218.3	220.7	7.6
Operating costs and expenses	(147.1)	(141.8)	(145.2)	(161.2)	(170.8)	(5.9)

Income from operations	57.3	58.6	58.6	57.1	49.9	1.7
Non-operating income, net(1)	1.4	0.8	0.6	1.3	—	—

Income before income tax	58.7	59.4	59.2	58.4	49.9	1.7
Income tax expense(2)	(14.5)	(13.6)	(10.0)	(9.0)	(7.3)	(0.2)

Consolidated net income	44.2	45.8	49.2	49.4	42.6	1.5

Attributable to:
Stockholders of the parent	43.7	45.1	48.3	48.4	41.5	1.4
Noncontrolling interests	0.5	0.7	0.9	1.0	1.1	0.1

	44.2	45.8	49.2	49.4	42.6	1.5

Earnings per share:
Basic	4.52	4.65	4.98	6.22	5.34	0.18
Diluted	4.51	4.64	4.96	6.20	5.33	0.18
Earnings per ADS equivalent:
Basic	45.19	46.51	49.78	62.17	53.43	1.84
Diluted	45.09	46.36	49.64	62.00	53.29	1.83

	As of December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Balance Sheet Data:
ROC GAAP
Working capital	48.3	54.8	48.5	47.3	44.2	1.5
Long-term investments	8.9	9.1	13.9	19.9	20.8	0.7
Properties	323.0	313.0	305.7	302.6	303.7	10.5
Goodwill	0.2	0.3	0.3	0.2	0.2	—
Total assets	463.6	449.0	454.3	442.9	439.4	15.1
Short-term loans	0.3	0.8	0.1	0.1	0.1	—
Short-term bills payable	—	—	0.2	—	—	—
Current portion of long-term loans	—	0.1	0.3	0.7	—	—
Long-term loans(3)	—	0.2	3.1	1.1	2.1	0.1
Deferred income	2.1	2.5	2.6	2.6	2.7	0.1
Other liabilities	11.8	7.5	7.5	6.9	7.9	0.3
Total liabilities	83.9	70.0	85.7	69.9	69.5	2.4
Capital stock	97.0	97.0	77.6	77.6	77.6	2.7
Cash dividend on common shares	40.7	37.1	39.4	42.9	42.4	1.5
Equity attributable to stockholders of the parent	376.6	375.2	364.6	368.7	365.4	12.6
Minority interests in subsidiaries	3.1	3.8	4.0	4.3	4.5	0.1
U.S. GAAP
Total assets	400.7	385.4	390.5	379.4	376.3	12.9
Total liabilities	94.8	78.9	94.4	78.0	76.6	2.6
Capital stock	97.0	97.0	77.6	77.6	77.6	2.7
Equity attributable to stockholders of the parent	302.8	302.8	292.2	297.3	295.4	10.2
Noncontrolling interests	3.1	3.7	3.9	4.1	4.3	0.1

	Year Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Cash Flow Data:
ROC GAAP
Net cash provided by operating activities	91.9	77.3	84.8	75.3	67.5	2.3
Net cash used in investing activities	(34.5)	(29.5)	(17.4)	(33.1)	(38.9)	(1.3)
Net cash used in financing activities	(52.3)	(56.5)	(47.0)	(65.7)	(42.8)	(1.5)
Net increase (decrease) in cash and cash equivalents	5.1	(8.0)	17.6	(23.5)	(14.2)	(0.5)

Other Financial Data:
ROC GAAP
Gross margin(4)	44%	43%	43%	39%	36%	36%
Operating margin(5)	29%	28%	28%	25%	22%	22%
Net margin(6)	22%	22%	24%	22%	18%	18%
Capital expenditures	30.1	25.5	24.6	26.9	33.3	1.1
Depreciation and amortization	38.2	36.3	34.1	32.3	32.5	1.1
Cash dividends declared per share	3.83 (7)	4.06 (7)	5.52 (7)	5.46 (7)	— (8)	— (8)
Stock dividends declared per share	1.00	—	—	—	— (8)	— (8)

(1)	Includes interest income of NT$1,916 million, NT$479 million, NT$475 million, NT$682 million and NT$742 million (US$25.5 million) for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 respectively, and interest expense of NT$4 million, NT$15 million, NT$107 million, NT$31 million and NT$22 million (US$0.8 million) for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 respectively.
(2)	In May 2009, the Legislative Yuan passed an amendment to Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20%, effective in 2010. Furthermore, in May 2010, the Legislative Yuan passed the amendment to Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises from 20% to 17%, effective retroactively from January 1, 2010.
(3)	Excludes current portion of long-term loans.
(4)	Represents gross profits divided by net revenues.
(5)	Represents income from operations divided by net revenues.

(6)	Represents net income attributed to stockholders of the parent divided by net revenues.
(7)	Dividends for 2008, 2009, 2010 and 2011 in U.S. dollars were US$0.12, US$0.14, US$0.18 and US$0.19, respectively. The amounts were calculated using the exchange rates of the subsequent years for convenience translation.
(8)	Dividends for 2012 have not yet been declared by the board of directors and are expected to be declared at our annual general stockholders’ meeting scheduled for June 25, 2013.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2012 have been translated into U.S. dollar amounts using US$1.00=NT$ 29.05, set forth in the statistical release of the Federal Reserve Board on December 31, 2012. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 12, 2013, the exchange rate was NT$29.95 to US$1.00.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end exchange rates of the NT dollar, expressed in NT dollar per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Year Ended December 31,	Average(1)	High	Low	At Period End
2008	31.51	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.56	30.27	28.96	29.05
October	29.24	29.31	29.15	29.20
November	29.11	29.26	28.96	29.07
December	29.04	29.10	29.00	29.05
2013 (through April 12)	29.74	30.06	28.93	29.95
January	29.10	29.54	28.93	29.54
February	29.63	29.73	29.52	29.67
March	29.75	29.88	29.63	29.81
April (through April 12)	29.94	30.06	29.86	29.95

Source:	Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occur, our business, financial condition or results of operations could be seriously harmed.

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

For example, the National Communications Commission, or the NCC, submitted a proposal to the Executive Yuan on July 30, 2012 for an amendment to the Telecommunications Act. This proposed amendment includes several provisions made against the operation of dominant telecommunication service providers, such as the mandatory segregation of financial data, price control, separation between the underlying network infrastructure and services provision of the last-mile technology and the requirement for dominant providers to release local loops and provide relevant sharing services. These requirements would allow all telecommunications service providers to have access to our last-mile network infrastructure. The above proposal was later returned by the Executive Yuan to the NCC on October 5, 2012 for consideration, and the NCC will submit an alternative proposed amendment to the Executive Yuan. We believe the amendment will still take a strict approach on dominant operators and may have a material impact on us once approved.

On the other hand, the Legislative Yuan is reviewing the proposed amendments to the three applicable regulations governing broadcasting industries for relaxing the current restrictions regarding investments in the broadcasting industries by the government and political parties. Pursuant to these amendments, the government may indirectly hold shares in broadcasting companies, provided that the government’s shareholding is no more than 10% and the government does not control such companies. As the Ministry of Transportation and Communications, or MOTC, holds more than 30% of our shares and retains control over our board, such amendments will not release the current restrictions on us with respect to engaging in the broadcasting business. However, these amendments may benefit our competitors, which could have a material adverse effect on our business prospects and results of operations.

We have been designated by the government as a dominant provider of fixed communications and mobile services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the NCC. For example, the regulation governing the setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, then our competitiveness, market position and profitability will be materially and adversely affected. According to the Fixed Network Regulations, we are required to submit a report to the NCC within 20 days after our shareholders approve the entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of our business or assets; and taking over of the whole of the business or assets of any other company which would have significant impact on our operations. The NCC also amended the Wireless Regulations and the Third Generation Mobile Telecommunications Services Regulations on April 3, 2009 to impose a similar requirement requiring us to submit a report within 20 days after our shareholders approve one of the above matters or our capital reduction. We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized, the Legislative Yuan has not yet abolished the Statute of Chunghwa Telecom Co., Ltd., and at this time, the Statute of Chunghwa Telecom Co., Ltd. is still applicable to us. Under the Statute of Chunghwa Telecom Co., Ltd., the Ministry of Transportation and Communications has the authority to regulate some aspects of our business. Any such regulation could be burdensome or conflict with regulations of the NCC or may otherwise adversely affect our business, financial condition and results of operations.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For example, the NCC adopted the first three-year tariff reduction plan from April 2007 to March 2010 and a second three-year tariff reduction plan from April 2010 to March 2013, resulting in a number of price reductions in the tariff structures relating to our domestic fixed communications and mobile communications services. On February 7, 2013, the NCC announced a new plan for tariff reductions in wholesale tariffs for IP peering and domestic leased line services, and in monthly fees for fixed-line broadband services (excluding fiber-to-the-home, or FTTH, and fiber-to-the-building, or FTTB) over a period of four years starting on April 1, 2013. While mobile tariffs were not regulated in the most recent tariff reduction plan, the revised Administrative Rules for Network Interconnection mandated decreases in the mobile interconnection fees over a period of four years starting on January 5, 2013. In addition, each operator was required by the NCC to submit a mobile voice service tariffs reduction plan along with the interconnection rate reduction plan, and the new decreased mobile voice service tariffs became effective on April 1, 2013. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”. We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

If we fail to comply with the regulations of the ROC Fair Trade Act, we may be investigated and fined.

As a provider of telecommunication products and services, our business operations are subject to the regulations of the ROC Fair Trade Act, or the FTA, which is administered and enforced by the ROC Fair Trade Commission, or the FTC. The FTA requires, among other things, that the marketing and promotional materials of a business to be true and not misleading. The FTA also prohibits a business from participating or engaging in a cartel or other anti-competitive conduct. The FTC has the authority under the FTA to investigate and, where appropriate, impose fines and penalties on a business that violates any regulations promulgated by the FTA. The consequences of any such violations could have a material adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation” for a discussion of the FTA applicable to us. We have been investigated and penalized by the FTC in the past and may continue to be investigated or penalized by the FTC in the future if we fail to comply with the relevant regulations. As the FTA provides the FTC broad discretion to interpret anti-competition actions and enforce the relevant clauses under the FTA, we are unable to predict whether the FTC would initiate investigation on any of our daily business activities or find us liable for violating the FTA in the future. The investigations of and penalties imposed by the FTC could interrupt our provision of products or services and have a negative impact on our reputation, business operations and results of operations.

If we are unable to obtain and maintain the licenses to operate our business, our business prospects and future results of operations would be adversely affected.

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, there are currently three mobile network operators that offer 2G mobile services in Taiwan. The licenses granted by the ROC government authorities for operating 2G mobile services on the 900MHz and 1800MHz spectrum can be extended to June 2017 based on the operator’s request for extension, according to the Executive Yuan’s announcement on November 22, 2010. On November 29, 2011, we filed a request with the NCC to extend our 2G license to June 2017, which was approved by the NCC on November 14, 2012. The NCC announced that it will publish the regulations for the 4G license (officially announced as a mobile broadband license by the NCC) auction for technology neutral usage before the end of June 2013 and complete the auction before the end of December 2013. The NCC is expected to allocate 135MHz x 2 spectrum available for the auction. Although we plan to apply for the license and frequency spectrum for 4G/mobile broadband services, we cannot assure you that we will be able to acquire the license and the frequency spectrum we need for our mobile operations in the future. If we are unable to successfully acquire the rights to use the frequency spectrum that we need for our future business operations, our business prospects and future results of operations may be adversely affected, and as a result may lead to a material impact on our business revenues.

Increasing market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

Mobile service providers in Taiwan have been offering 3G mobile services for several years. Smart phones with mobile data packages have become popular in recent years. To attract more high-end data users, the major three mobile operators, including us, have adopted comparable promotion packages to attract and maintain customers. We cannot assure you that the intensified market competition will not affect our growth and profitability.

We also face increased broadband competition from cable operators. Cable operators have been using low-priced internet access packages to attract new customers in specific areas and buildings in Taiwan. They have also been upgrading their networks to DOCSIS 3.0 in order to provide higher speed internet access. DOCSIS refers to Data Over Cable Service Interface Specification, which is an international telecommunications standard that permits the addition of high-speed data transfer to an existing cable TV system. To counter these developments, we keep migrating more of our ADSL customers to FTTx services and to provide even higher speed fiber to the home, or FTTH access. The government has mandated the digitization of cable television networks by 2014. In addition, the NCC relaxed the zoning restrictions on service areas for cable operators on July 27, 2012, while cable operators remain subject to the restriction that the market share of any single cable operator cannot exceed 33%. This change will allow cable operators to provide digital cable services throughout Taiwan, including high definition cable TV with more channels as well as high speed cable modem services. As of now, it is still uncertain whether we will be deemed a cable operator and subject to the 33% market share restriction. As a result, we could face increased competition for our broadband access services and multimedia on demand, or MOD, IPTV services. If we are unable to compete successfully with the cable operators for broadband access services and MOD businesses, our results of operations could be impacted.

Many of our competitors are in alliances with leading international telecommunications service providers and have access to financial and other resources or technologies that may not be available to us. Moreover, if the government continues to liberalize the telecommunications market, such as through the issuance of new licenses or establishment of additional networks, our market position and competitiveness could be materially and adversely affected. We cannot guarantee that our measures to address competition will be effective, and therefore our business, financial condition and results of operations may be adversely affected by our competition.

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

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. For example, in 2012, losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons were approximately NT$7.4 million (US$0.3 million) as recorded in non-operating expenses under ROC GAAP. The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

We are subject to litigation that could expose us to substantial liabilities.

We are from time to time involved in litigation, arbitration or administrative proceedings in the ordinary course of our business. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings”.

We cannot predict the outcome of these proceedings, and we cannot assure you that if a judgment is rendered against us in any or all of these proceedings, our financial condition and results of operations would not be materially and adversely affected.

We depend on select personnel and could be affected by the loss of their services.

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. We may not be able to retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. The major three mobile network operators in Taiwan, including us, are expanding their retail stores and may increase the number of their employees as part of this expansion. We cannot assure you that we will be able to successfully attract and retain new employees for the expansion of our retail stores. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

We may not realize the benefits we expect from our investments, and this may materially and adversely affect our business,  financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2012, we made capital expenditures in our domestic fixed communications of NT$19.6 billion (US$673.0 million), our mobile communications business of NT$7.2 billion (US$249.0 million), our internet business of NT$3.4 billion (US$118.5 million), our international fixed communications business of NT$2.4 billion (US$81.9 million) and our other businesses of NT$0.7 billion (US$23.3 million), respectively. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to continue making substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of the new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing expected return from our investments.

We cannot assure you that services enabled by the new technologies we are implementing, such as 100Mbps fiber solution and Heterogeneous, or Marco/Micro/Pico/Femto/BBU+RRH/WiFi mobile technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

In 2012, we determined that parts of our land and telecommunication equipment were impaired and recognized an impairment loss of NT1,505 million (US$51.8 million). In 2012, we also recognized impairment losses of NT$4.8 million (US$0.2 million), NT$35 million (US$1.2 million) and NT$20 million (US$0.7 million) for intangible assets, idle assets and other assets, respectively.

We cannot assure you that we will be able to continue to maintain control of and consolidate the results of operations of our minority-owned subsidiary. For example, we consolidate the results of operations of our subsidiary, Senao, because we have control over the board of directors through the support of the largest beneficial shareholder. We cannot assure you that we will be able to continue maintaining control over the board of directors of Senao. See “Item 4. Information on the Company—B. Business Overview—Mobile Communications Business—Sales of Mobile Handsets” for further discussion of our control of Senao. If we lose control of our minority-owned subsidiary, we will no longer be able to consolidate the results of operations of such subsidiary, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. In 2012, we recognized other-than-temporary impairment losses of NT$27 million (US$0.9 million) for available-for-sale financial assets due to the decline in market prices, the time of recovery of which we cannot estimate, and of NT$176 million (US$6.1 million) for financial assets carried at cost due to adverse changes in industry conditions and operating performance that were below expectations. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and High Speed Packet Access, or HSPA, and HSPA+, and Dual cell HSPA+ mobile network. Furthermore, the 4G/mobile broadband licenses are scheduled to be awarded by the end of 2013. Therefore, we expect to devote additional capital expenditure to the network building for Long Term Evolution, or LTE, network. In addition, to meet the increasingly robust high-bandwidth requirements of digital convergence services, we will expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

 If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are always evaluating new growth opportunities in the broader telecommunications industry and expect to become an Information and Communications Technology, or ICT, service provider. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our mobile data services is substantially dependent on the availability of mobile data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our mobile data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected.

 As an internet service provider, we may not be able to protect our customers and their information from cyber attacks, nor protect our services from disruptions due to cyber security breaches.

As an internet service provider, our system is susceptible to cyber security risks, including hijack attacks, phishing attacks, hacker’s intrusions to steal customer’s information and distributed denial-of-service (DDoS) attacks. Our online services such as e-bills and multiple payment options through the internet are also vulnerable to cyber attacks. These attacks may disrupt our services and cause leakage of our customers’ personal information, which may result in significant damage and material adverse effect to our customers and our operations. We cannot assure you that our data protection measures are sufficient to prevent any data leakage or disruption of our service due to cyber attacks. We may suffer negative consequences, such as remedial costs, increased cyber security protection costs, lost revenues, litigation and reputational damage due to cyber attacks.

Our largest stockholder may take actions that conflict with our public stockholders’ best interests.

As of December 31, 2012, our largest shareholder, the government of the Republic of China, through the Ministry of Transportation and Communications, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the Ministry of Transportation and Communications, may continue to have the ability to control our business, including matters relating to:

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

According to some published reports, the electromagnetic signals from mobile handsets and cellular base stations may pose health risks or interfere with the operation of electronic equipment. Although the findings of those reports are disputed, actual or perceived risks of using mobile communications devices or of cellular base stations could have a material adverse effect on mobile service providers, including us. For example, our customer base could be reduced, our customers may reduce their usage of our mobile services, we could encounter difficulties in obtaining sites for additional cellular base stations required to expand our network coverage or we may be requested to reduce the number of existing cellular base stations. As a result, our mobile services business may generate less revenue and our financial condition and results of operations may be materially and adversely affected. In addition, we could be exposed to potential liability for any health problems caused by mobile handsets and base stations.

Investor confidence in us may be adversely impacted if we or our independent registered public accountants are unable to attest to or express an unqualified opinion on the effectiveness of our internal control over financial reporting.

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2012. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm”.

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

In accordance with the articles of association of Chunghwa Telecom Workers Union, besides the chief manager of each department, most of our employees are members of our principal labor union, the Chunghwa Telecom Workers Union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. Despite having taken measures to improve relations, increase cooperation and ensure mutual benefit with our labor union, such as increasing channels of communications by holding periodic labor resource review meetings and guaranteeing a labor union seat on our board of directors, we cannot assure you that we will be able to maintain a good relationship with our labor union. Any deterioration in our relationship with our labor union could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation.

 Any further economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. For example, the global slowdown in technology expenditures has from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. The current European debt crisis and related financial restructuring efforts, including in Greece, Italy, Spain, Portugal and Ireland, are contributing to instability in global financial markets, which adversely affects consumer confidence, the cost of borrowing and economic activity, and might also have an impact on the Taiwan economy and hence on our financial condition. Furthermore, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which has resulted in higher oil prices and significant market volatility, and concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan.

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

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the Republic of China and the PRC, such as the engagement of the Economic Cooperation Framework Agreement, or ECFA, in 2010, relations may become strained again. The PRC government has refused to renounce the use of military force to gain control over Taiwan. Past developments in relations between the Republic of China and the PRC have on occasion depressed the market prices of the securities of companies in the Republic of China. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities. In addition, the complexities of the relationship between the ROC and PRC require companies involved in cross-strait business operations to carefully monitor their actions and manage their relationships with both ROC and PRC governments. In the past, companies in the ROC, including us, have received minor sanctions such as travel restrictions or minor monetary fines by the ROC and/or PRC governments. We cannot assure you that we will be able to successfully manage our relationships with the ROC and PRC governments for our cross-strait business operations, which could have an adverse effect on our ability to expand our business and conduct cross-strait business operations.

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

Our corporate affairs are governed by our articles of incorporation, the Telecommunications Act, and by the laws governing corporations incorporated in the Republic of China. In addition, our corporate affairs may remain governed by the Statute of Chunghwa Telecom Co., Ltd. See “—Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer”. The rights of stockholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major stockholders of Taiwan companies do not owe fiduciary duties to minority stockholders. As a result, holders of our common shares and ADSs may have more difficulties in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public stockholders of a United States corporation.

Our actual financial results may differ materially from our published guidance.

Prior to 2013, we used to voluntarily publish our operating results guidance on an annual basis in accordance with ROC GAAP. Beginning in 2013, we plan to continue voluntarily publishing our operating results guidance on an annual basis in accordance with Taiwan IFRS. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate our projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time.

Our results of operations and financial condition upon the adoption of new financial reporting standards may differ materially  from our reported results of operations and financial condition under ROC GAAP.

The Financial Supervisory Commission, or the FSC, in the ROC, supervises the financial and business matters of publicly-held companies, and we are required to comply with relevant regulations promulgated by the FSC. We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the TWSE, with reconciliation to U.S. GAAP for certain filings with the SEC. Effective January 1, 2013, companies listed on the TWSE, including us, must report their financial statements under Taiwan IFRS pursuant to the requirements of the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009. Accordingly, we have adopted Taiwan IFRS for reporting in the ROC our annual consolidated financial statements beginning in 2013 and our interim quarterly unaudited consolidated financial statements beginning in the first quarter of 2013. While we have adopted Taiwan IFRS for ROC reporting purposes, we plan to adopt International Financial Reporting Standards issued by the International Accounting Standards Board, or IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including our annual reports on Form 20-F for the year ending December 31, 2013 and thereafter and our interim quarterly unaudited consolidated financial statements beginning with the three months ended March 31, 2013. Following our adoption of IFRS issued by the International Accounting Standards Board for SEC filing purposes, we will no longer be required to reconcile our consolidated financial statements with U.S. GAAP.

Taiwan IFRS differs from IFRS in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. In addition, Taiwan IFRS and IFRS differ in certain significant respects from ROC GAAP. See “Item 5. Operating and Financial Review and Prospects—Our Financial Reporting Obligations—Recent Accounting Pronouncements”. Because of the differences in accounting treatments, the adoption of Taiwan IFRS and IFRS may result in material and adverse changes to our results of operations and financial condition in our reported financial statements for the year ending December 31, 2013 and financial statements going forward. Furthermore, the dividends for 2013 that are expected to be declared at our 2014 annual general stockholders’ meeting will be calculated based on Taiwan IFRS. It is difficult for us to evaluate the precise impact of the adoption of Taiwan IFRS and IFRS on our financial reporting generally, or on our financial statements for the year ending December 31, 2013 or the year ended December 31, 2012, because the FSC may issue new rules governing the adoption of Taiwan IFRS and as other laws and regulations may be amended with the adoption of Taiwan IFRS. In addition, under Taiwan IFRS and IFRS, we are required to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under Taiwan IFRS and IFRS. Consequently, our consolidated financial statements for the year ended December 31, 2012 to be included in our annual report for the year ending December 31, 2013 may differ materially from those included in this annual report, even though they relate to the same fiscal year. Similarly, the selected comparison financial information to be included in our quarterly earnings releases in 2013 may also differ materially from those released historically.

Risks Relating to Ownership of Our ADSs and Common Shares

The value of your investment may be reduced by future sales of our ADSs or common shares by us, by the government of the Republic of China or by other stockholders.

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

Our common shares are traded on the Taiwan Stock Exchange, or TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In recent years, the TWSE Index reached a peak of 10,202.20 in February 2000 and subsequently fell to a low of 3,446.26 in October 2001. During 2012, the TWSE Index peaked at 8,144.04 on March 2, 2012, and reached a low of 6,894.66 on June 4, 2012. On April 12, 2013, the TWSE Index closed at 7,821.63. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

In response to declines and volatility in the securities markets in Taiwan, the government of the Republic of China formed the National Financial Stabilization Fund to support these markets through open market purchases of shares in Taiwan companies from time to time. The details of the transactions of the National Financial Stabilization Fund have not been made public. In addition, the government’s Labor Insurance Fund and other funds associated with the government have in the past purchased, and may from time to time purchase, shares of Taiwan companies listed on the TWSE or other markets. As a result of these activities, the market price of common shares of Taiwan companies may have been and may currently be higher than the prices that would otherwise prevail in the open market. Market intervention by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Taiwan companies, which may affect the market price and liquidity of our common shares and ADSs.

We may be sanctioned or lose our licenses for violations of limits on foreign ownership of our common shares, and these limits may materially and adversely affect our ability to obtain financing.

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the National Communications commission Organization Law, or the Organization Law. The NCC and the Ministry of Transportation and Communications reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the Ministry of Transportation and Communications on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 12, 2013, foreign direct holdings of our outstanding share capital is at 14.87% . If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the NCC will exercise its authority over us, or whether NCC will lower the foreign ownership cap at any time.

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

As a result of the limited ability to deposit common shares into our ADS program, the prevailing market price of our ADSs on the New York Stock Exchange may differ from the prevailing market price of the equivalent number of our common shares on the TWSE.

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

Generally, ADS holders will not be able to exercise voting rights attached to the underlying securities on an individual basis. Under the deposit agreement, the voting rights attached to the underlying securities must be exercised as to all matters subject to a vote of stockholders collectively in the same manner, except in the case of an election of directors and supervisors. The election of our directors and supervisors is by means of cumulative voting. In the event the depositary does not receive voting instructions from ADS holders in accordance with the deposit agreement, our chairman or his or her designee will be entitled to vote the common shares represented by the ADSs in the manner he or she deems appropriate at his or her discretion, which may not be in your interest.

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

If you are a non-Republic of China person and wish to withdraw common shares represented by your ADSs from our ADS facility and hold those common shares, you are required under the current laws and regulations of the Republic of China to appoint an agent, also referred to as a tax guarantor, in the Republic of China for filing tax returns and making tax payments. A tax guarantor must meet certain qualifications set by the Ministry of Finance of the Republic of China and, upon appointment, becomes a guarantor of your Republic of China tax obligations. If you wish to repatriate profits derived from the sale of withdrawn common shares or cash dividends or interest on funds derived from the withdrawn common shares, you will be required to submit evidence of your appointment of a tax guarantor and the approval of the appointment by the Republic of China tax authorities. You may not be able to appoint and obtain approval for a tax guarantor in a timely manner.

In addition, under the current laws of the Republic of China, you will be required to be registered as a foreign investor with the TWSE for making investments in the Republic of China securities market prior to your withdrawal and holding of common shares represented by the ADSs. You will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other functions as holders of ADSs may designate. You must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without the relevant registration and appointment of the local agent and custodian and the opening of a securities trading account and bank account, you will not be able to hold, subsequently sell or otherwise transfer our common shares withdrawn from the ADS facilities on the TWSE.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the Republic of China and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications. The common shares of the Company have been listed on the TWSE under the number “2412” since October 2000 and its ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 2003. In August 2005, we became a privatized company as the ownership by the government of the Republic of China was reduced to less than 50%. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China, and our telephone number is (886) 2-2344-5488. Our website address is http://www.cht.com.tw. The information on our website does not form a part of this annual report. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include:

•

domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, domestic data services and other domestic services;

•	mobile communications services, including mobile services, sales of mobile handsets and data cards and other mobile services;

•	internet services, including HiNet, our internet service, internet value-added services, data communication services, internet data center services, and other internet services;

•

international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and other international services; and

•	other services, including non-telecom services.

In addition to these traditional telecommunication services, we also focus on selected ICT services and advanced development, such as cloud computing.

For each of our key services, we enjoy leading positions across a number of areas in terms of both revenues and customers:

•	we are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider;

•	we are Taiwan’s largest broadband access provider; and

•	we are Taiwan’s largest internet service provider.

In 2012, our revenues under ROC GAAP were NT$220.1 billion (US$7.6 billion), our consolidated net income was NT$41.0 billion (US$1.4 billion) and our basic earnings per share was NT$5.14 (US$0.18).

In 2012, we made capital expenditures totaling NT$33.3 billion (US$1.1 billion), of which 59% was related to our domestic fixed communications business, 22% was related to our mobile communications business, 10% was related to our internet business, 7% was related to our international fixed communications business and 2% was related to our other businesses. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Competitive Strengths

We believe that we are well positioned to take advantage of the increasing opportunities in the telecommunications market in Taiwan as new technologies evolve. In particular, we have maintained our leading market share in mobile communications and internet services. Furthermore, we have enjoyed greater flexibility in making purchasing and other business decisions after we were privatized in August 2005.

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

•

our capital resources and technology, which we believe we can build on to expand our leading position in the mobile communications and internet services markets, including through our continued construction of our existing 3G/HSPA/ HSPA+/Dual cell HSPA+ mobile network, our expansion of FTTx broadband access services, IP-based MOD services, fixed-line/mobile value added and cloud computing related services, and our future construction of a fourth generation long-term evolution mobile network if we win the technology neutral spectrum license at the end of 2013.

We have a broad customer base in Taiwan.

We are the largest telecommunications service provider in Taiwan with a broad customer base across all of our service offerings. Despite deregulation and an increase in competition in the Taiwanese telecommunications industry, we have maintained a market leading position in our primary service offerings of fixed communications, mobile communications and internet services. We believe our broad customer base in each of our service offerings grants us a distinct competitive advantage to maintain our existing customers and attract new customers and increases the chance of success for the launch and popularization of new products. As the telecommunications industry continues its trend of converging fixed communications, mobile communications and internet services, we believe that our comprehensive service offerings place us in a strong position to offer converged products and services to our customers.

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

Broad network coverage. The breadth of our network and our ownership of the “last-mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provides us with access to existing and potential customers and creates a platform for expanding our services. In order to provide higher bandwidth services for our customers, we have been constructing our FTTx network since 2003. We have successfully migrated many of our customers from lower-speed to higher-speed internet access services and upgraded ADSL subscribers to FTTx, which offers even higher speeds by using fiber optic technology. The number of our FTTx subscribers has exceeded that of our ADSL subscribers since 2011. As of December 31, 2012, network coverage of FTTx with speeds of 50 Mbps and 100 Mbps was approximately 81.9% and 73.6%, respectively. In addition, our mobile communications network provides nationwide coverage. Our large cellular spectrum allocation together with our network of 19,941 base stations positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload 3G capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom,” “emome” and “HiNet” have a reputation for quality and reliability. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 17 operations offices, 392 service centers, 238 exclusive service stores and 6 customer service call centers. We are continuing to expand and transform our retail stores while increasing the number of our service centers throughout Taiwan. We also offer comprehensive and high-quality point of sale and after sale services in our service centers, stores and over the internet. Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In 2012, we also obtained several domestic and international awards which recognized our service quality, corporate governance and our fulfillment of corporate social responsibility. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award of Telecom Company in Taiwan for nine consecutive years since 2004. We were also awarded the “Excellence in Corporate Social Responsibility Award” by the Common Wealth Magazine, “Excellent Service Award 2012” by Global Views, and were ranked A++ in “Transparency and Information Disclosure” by the Taiwan Securities and Futures Institute.

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

Enhancing position in our leading markets. We expect our mobile value-added service, fixed broadband value-added and ICT services to continue to be the key drivers of our future growth. With our leading market share, we enjoy substantial economies of scale in equipment procurement as well as the marketing of our products and services.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our high levels of cash and operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in broadband internet protocol networks, fiber-optic networks, and 3G/HSPA, HSPA+, Dual cell HSPA+ mobile communications networks and services. We have also begun to make investments in or to acquire other companies which provide complementary telecommunications and internet-related services to further expand our business and offer new products and services.

Advanced network technology. Since 2003, we have developed and upgraded our existing infrastructure for both mobile and fixed-line networks. We developed a high-speed internet protocol backbone network, expanded the coverage of our ADSL network, and deployed a 3G network. In 2008, we launched a long-term next generation network construction project that will upgrade our local fixed-line networks to high-speed packet-based digital networks with FTTx technologies, including FTTC/N, FTTB and FTTH, in order to provide high speed internet, VoIP, MOD and high definition television, or HDTV, services. We have also upgraded our 3G network to HSPA and HSPA+, and Dual cell HSPA+. In 2012, we expanded HSPA/HSPA+/Dual cell HSPA+ coverage to provide better mobile internet services. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. As of March 31, 2013, we employ over 2,474 research professionals and engineers whose principal focus is to develop advanced network services and operations support systems and to build selected core technologies. In 2012, our research and development expenses accounted for 1.7% of our revenues under ROC GAAP. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategy

Taiwan has one of the highest fixed-line penetration rates in Asia and has also experienced rapid adoption of wireless communications and internet services, including broadband access services. We believe that telecommunications services will evolve over the coming years, driven by a number of technological innovations, including cloud computing, mobile value-added services and Internet of Things. We also believe that the convergence trend of communications technologies will provide a significant competitive advantage to integrated telecommunications service providers that are able to design and construct sophisticated and scalable networks capable of serving as a common platform for a broad range of services.

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our leadership position in growing markets, such as the mobile services and internet services markets, including fixed-line and mobile broadband access services and value-added services. By leveraging on our solid and quality customer base, expanded network capacity and enhanced network capability, we plan to further enhance our fixed and mobile value-added services, or VAS, offerings and promotion. We have also introduced new ICT services as well as cloud computing services by leveraging enterprise high speed broadband demand to offer VAS and explore emerging service.

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while maintaining our market share

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

Fixed communications: Our strategy is to maintain our position as the market leader in domestic fixed communications. We aggressively introduced new technology and equipment of fixed network to improve operational efficiency and facilitate business transformation. In the meantime, we also provide MOD, cloud-based multi-screen services and internet of things services including Intelligent Energy Network, or iEN, street surveillance services to improve customers’ digital life. We expect that these initiatives will enhance customers’ loyalty and generate more revenues.

Broadband services: We strive to maintain our broadband market share. Therefore, we are continuing the build-out of our FTTx infrastructure. We expect that we will be able to offer broadband services with speeds of 100 Mbps to 85% of households in the ROC by the end of 2013, including coverage of FTTH reaching 50% of households in the ROC. As more customers within our current coverage area subscribe for 100 Mbps broadband services or FTTH services, we will still need to incur additional capital expenditures to deploy such services from the cross-connection boxes to each customer’s premises. In addition, we plan to incur additional capital expenditures to further construct our FTTH infrastructure to expand our coverage area throughout the ROC. We believe these efforts will help us maintain our competitive advantage for broadband services. A high quality broadband network is also essential for our high-definition MOD services.

•

We provide ADSL and FTTx services to 4.6 million customers, which represented more than 79.2% of Taiwan’s fixed-line broadband customers by the end of 2012. Approximately 59.7% of our broadband customers were using FTTx services as of December 31, 2012.

•

We typically realize higher average revenue per user for our FTTx internet services, and we continue to offer various incentives for our ADSL and other internet customers to upgrade to our FTTx services. In 2012, FTTx revenue reached 75.6% of our total broadband revenue.

Mobile Communications: We offer our mobile services via both 2G and 3G networks. For 3G, wideband code division multiple access, or WCDMA, is adopted. In order to meet the demand from our customers for high-speed mobile data access, we upgraded our 3G mobile service to High-Speed Packet Access, or HSPA technology on September 12, 2006 and to HSPA+ services in 2010. The prevalence of smart devices, such as smart phones and tablet PCs that utilize large amounts of mobile data, has become a challenging task for all mobile operators. We are continuing to develop Heterogeneous Network, or HetNet, to meet such demand. HetNet incorporates macrocells for large area coverage, and small cells including micro cells, pico cells, femtocells and Wi-Fi to increase our data capacity. Our strategy for mobile service includes the following initiatives:

•	Further introducing mid- to low-tier smartphones to expand our mobile internet subscriber base;

•	Promoting the migration of 2G customers to 3G network by offering various mobile handsets combined with attractive value-added services and product packages;

•	Expanding our HSPA+/Dual cell HSPA+ coverage and enhancing the base station bandwidth to attract more mobile internet customers;

•

Constructing more Wi-Fi hotspots and hot zones to offer wireless internet access service and to offload 3G data traffic; in particular, we plan to construct over 45,000 Wi-Fi Hotspots and 200 hot zones in metropolitan areas by the end of 2013;

•	Enabling 3G/Wi-Fi auto-authentication to enhance customer experience;

•	Converging fixed communications and mobile communications services to provide customers with access to personalized information through personal computers or mobile handsets; and

•	Taking advantage of our superior brand and network quality to attract our competitors’ customers.

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

Emerging services: Our emerging services include ICT, cloud computing and integrated services. We have been providing ICT services since 2009, including iEN, and Intelligent Transportation System, or ITS, services. Our experience with ICT services positions us well to develop and offer cloud computing services, and we anticipate that cloud computing services could become an important area of growth for telecom operators in the near future. We started to offer hicloud Compute as a Service, or CaaS and provide customers 24-hour installation services in 2010. We started to offer hicloud Mall in 2011, which allows Independent Software Vendors, or ISV to offer their application software in the hicloud Mall for sale. In 2012, we also introduced cloud-based multi-screen services, named Hami+ providing music, video, news, e-book, weather, traffic information, personal cloud and payment services. The integration of platform and network enables our customers to use and purchase the service through their PCs, IPTV, MOD, tablet PCs and smart phones, and satisfies users’ needs to utilize those services anytime, anywhere with any device. For enterprise customers, we introduced hicloud Virtual Private Cloud, or VPC to facilitate the establishment of the dedicated cloud data center for centralized control of computing resources, storage services, network services and information security total solutions. We also introduced the hicloud box to provide data storage and file sharing services, which helps enterprise customers reduce storage costs while providing a platform to share resources in a protected environment. In 2012, our laboratory independently developed an open source cloud operating system under the “Virtuoso” brand name and cooperated with Wiwynn Corporation to provide cost effective cloud appliances equipped with our open source cloud operating system. We are continuing to expand the scope and variety of our integrated services to create more value for our customers.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium-sized enterprises and in January 2007 established our Enterprise Business Group. As of December 31, 2012, our Enterprise Business Group was staffed by 371 professionals and offered packaged and customized services, customer-oriented solutions and integrated information and communications services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123”. We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an Interactive Voice Response, or IVR, system. To improve the quality of our customer services, we implemented a customer relationship management system, which encompasses, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

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

Capital expenditures. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. To catch up with the fast evolution of digital devices and network applications, we continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. In particular, we plan to construct high capacity Wi-Fi/Fiber-Wireless networks to offload mobile network traffic and upgrade network equipment to improve operational efficiency and reduce operating cost. For example, we have focused on redesigning optical distribution networks, consolidating aggregate networks, simplifying network layers, centralizing network planning and equipment procurement, designing Single Radio Access Networks, developing remote automatic Operations, Administration, Maintenance and Provisioning systems and following “precision construction” policy to enhance equipment utilization rate and improve management efficiency.

Personnel costs. We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered voluntary retirement programs once each year since 2005, which resulted in reductions of 6,148 employees in total as of December 31, 2012. We also hired more than 3,953 new employees after our privatization in August 2005. Since then, we continued to align our organizational structure by integrating various operating units and departments. We will also continue to reallocate our personnel from traditional fixed-line services to our growing businesses and to our marketing and customer services departments, as well as exploring outsourcing opportunities where we deem appropriate. On January 30, 2013, we set up a human resource company, Honghwa Human Resources Co., Ltd., in order to save on personnel expenses as well as to provide customers “24 hours a day, 7 days a week” service installation and retail stores service.

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

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, and information and communication technology solutions partners to diversify our business operations and enhance our service offerings. In November 2012, we entered into a memorandum of understanding with Rhythm & Hues Studios, who has won the Academy Award for Best Special Effects twice and the Academy’s Scientific & Technical Award four times. We expect this proposed alliance with Rhythm & Hues Studios to facilitate our ICT development. In January 2013, we signed a memorandum of understanding with Wiwynn Corporation. We aim to corporate with Wiwynn Corporation by combining its hardware solution with our cloud technology to jointly provide customers plug-and-play appliance and explore domestic and overseas computing business opportunities. See “B. Business Overview—Mobile Communications Business—Mobile Services” for a discussion of our alliance on mobile services.

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

In 2010, we acquired a 6.67% equity interest in Innovation Works Limited, or IW. Our shareholding decreased to 1.92% in 2011 due to issuance of employee options. In June 2010, we invested 13.3% in Innovation Works Development Fund, or IWDF, which was established to support the development of Innovation Works Limited. After IWDF’s US$180 million capital increase in 2011, our shareholding in IWDF decreased to 4.4%. We believe our investment in IW and IWDF, which mainly conduct business operations or invest in the mobile internet industry in mainland China, will help open up our business opportunities in e-commerce, mobile internet and cloud computing services in the mainland.

In June 2010, we became a 18.2% stockholder of CQi Energy Infocom Inc., or CQi, which engages mainly in intelligent energy network management services.

In September 2010, we established Chunghwa Precision Test Tech. USA Corporation, that engages in the testing service of semi-conductor components and printed circuit boards.

In March 2011, we established a wholly owned subsidiary Chunghwa Telecom (China) Co., Ltd., which engages mainly in providing services of planning, design, and integration of information systems.

In May 2011, we established a wholly owned subsidiary Chunghwa Telecom Vietnam Co., Ltd. in Vietnam, which engages mainly in providing International Private Leased Circuit, or IPLC, and iEN, services to Taiwanese enterprises in Vietnam.

In May 2011, we, together with President Chain Store Corporation and EasyCard Corporation, established Dian Zuan Integrating Marketing Co., Ltd., or DZIM. As of December 31, 2012, we owned 33.34% of DZIM. DZIM engages mainly in information technology services and general advertising services.

In July 2011, we established Chunghwa Sochamp Technology Inc., which mainly engages in license plate recognition systems. As of December 31, 2012, we owned 51% of Chunghwa Sochamp Technology Inc.

In August 2011, we and United Daily News established a joint venture, Smartfun Digital Co., Ltd., which mainly engages in sales of educational software and providing digital parenting education. As of December 31, 2012, we owned 65% of Smartfun Digital Co., Ltd.

In September 2011, we invested in Huada Digital Corporation and owned 50% of this company as of December 31, 2012. Huada Digital Corporation mainly engages in providing software services.

In February 2012, we subscribed for shares of China Airlines Ltd. in an equity offering and became a 5.07% stockholder of China Airlines Ltd. We expect to leverage China Airlines Ltd.’s expertise and operational experience within the tourism and transportation industries to develop relevant ICT services, including intelligent tourism and transportation cloud services. See “—Acquisitions and Investments” for further information. We have developed a tourism cloud platform to provide travel information and products as well as physical and virtual channels to facilitate the operation of different parties in tourism industry. We expect to have 100,000 hits per month at the end of 2013.

In November 2012, we established Hua-Xiong Information Technology (China) Co., Ltd., which mainly engages in providing intelligent systems and energy saving systems and services for buildings. As of December 31, 2012, we owned 51% of Hua-Xiong Information Technology (China) Co., Ltd.

In January 2013, we set up a human resource company, Honghwa Human Resources Co., Ltd., in order to save on personnel expenses as well as to provide customers “24 hours a day, 7 days a week” service installation service and retail stores service.

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

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and we intend to maintain our high dividend payout policy. Following our privatization, we have more flexibility to implement capital management initiatives, including possible repurchases of our outstanding common shares and increases in our leverage through debt financing. We bought back 121,075,000 common shares between August 29, 2007 and October 25, 2007 and cancelled those shares on December 29, 2007 and February 21, 2008, respectively.

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

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, multimedia on demand services, and domestic other services including ICT, corporate solution services, cloud computing services, etc. We are the largest provider of local and domestic long distance telephone services in Taiwan. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$70.7 billion or 34.9% of our revenues in 2010, NT$79.4 billion or 36.5% of our revenues in 2011, and NT$75.5 billion (US$2,599.0 million) or 34.3% of our revenues in 2012. In general, we expect that revenues from our domestic fixed communications business as a percentage of our total revenues will continue to decline primarily due to (i) the expansion of our mobile communications services and (ii) the general trend of a continued decline in fixed-line voice traffic. However, in 2011, our domestic fixed communications business increased as a percentage of our total revenues due to the change in pricing and collections policies for fixed-line-to-mobile phone calls. Starting on January 1, 2011, the fixed-line operators now set and collect the tariffs for fixed-line-to-mobile phone calls, whereas prior to January 1, 2011, these functions were performed by the mobile operator. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Interconnection Arrangements”. In 2012, the general trend returned, as our domestic fixed communications business declined as a percentage of our total revenues.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Local telephone revenues:
Usage	10.0	21.0	20.1	691.9
Subscription	17.0	16.7	16.4	564.5
Interconnection	2.4	1.4	1.2	41.3
Pay telephone	0.5	0.4	0.4	13.8
Other	2.9	2.2	2.1	72.3
Total	32.3	41.7	40.2	1,383.8

We provide local telephone services to approximately 11.79 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 15.9%, 19.2% and 18.3% of our total revenues in 2010, 2011 and 2012, respectively. Approximately 74.0 % of our local telephone customers as of December 31, 2012 were residential customers. We are currently the leader of the local telephone service market, with an average market share of approximately 96.9%, 95.3% and 95.0% in 2010, 2011 and 2012, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31,
	2010	2011	2012
	(in thousands, except percentages and per household data)
Taiwan population (1)	23,162	23,225	23,316
Fixed-line customers:
Residential	9,165	8,948	8,728
Business	3,142	3,133	3,061
Total	12,307	12,081	11,790
Growth rate (compared to the same period in the prior year)	(1.1)%	(1.8)%	(2.4)%
Penetration rate (as a percentage of the population)	53.1%	52.0%	50.6%
Lines in service per household	1.15	1.11	1.07

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

Demand for local customer lines has historically been driven by population growth. However, with the development of mobile technologies, this trend has been declining. The number of fixed-line customers decreased by 2.4% in 2012 compared to 2011. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to mobile and internet telephony services. In adherence to a ruling by the Supreme Administrative Court, starting from September 2011, we no longer require our ADSL service subscribers to apply for our fixed-line services. We also allow our existing ADSL subscribers to unsubscribe their fixed-line service. The foregoing factors also caused the decrease in our fixed-line customers.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year ended December 31,
	2010	2011	2012
	(in millions, except percentages)
Minutes from local calls(1)(2)	13,671	15,569	14,368
Growth rate (compared to the same period in the prior year)	(6.4)%	13.9%	(7.7)%

(1)	Includes minutes from local calls made on pay telephones. It also includes minutes from fixed-line-to-mobile calls due to the change in policy starting from 2011.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls increased in 2011 due to the inclusion of minutes from fixed-line-to-mobile calls in this category starting from 2011 as a result of the NCC’s change in policy for collecting the tariffs of fixed-to-mobile phone calls by our fixed communications business. Minutes from local calls decreased in 2012 due to the impact of mobile substitution and increased use of VoIP.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	0.74	1.36	1.41
Growth rate (compared to the same period in the prior year)	0.5%	83.8%	3.7%

Average per minute usage charges increased from approximately NT$0.74 per minute in 2010 to approximately NT$1.36 per minute in 2011 and further to approximately NT$1.41 per minute in 2012. The significant increase in average per minute usage charges in 2011 was mainly due to the change in policy for collecting the tariffs of fixed-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011, which granted our fixed communications business the right to set and collect the tariffs for fixed-line-to-mobile phone calls. Average per minute usage charges increased 3.7% to NT$1.41 in 2012, and we attribute this increase to the fact that users with lower average tariffs switched to using VoIP telephony services to a greater extent than users with higher average tariffs. Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and enhance revenues. In particular, our value-added services are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the value-added services. These services include call waiting, caller identification, call forwarding, three-party calls, ring back tone and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$6.6 billion representing 3.3% of our total revenues in 2010, NT$5.8 billion representing 2.7% of our total revenues in 2011, and NT$3.8 billion (US$0.1 billion) representing 1.7% of our total revenues in 2012. Our average market share in the domestic long distance market was approximately 76.1%, 74.1% and 75.4% in 2010, 2011 and 2012, respectively.

The following table sets forth information with respect to usage of our domestic long distance telephone services, excluding operator trunk dialing, for the periods indicated.

	Year ended December 31,
	2010	2011	2012
	(in millions, except percentages)
Domestic long distance telephone service usage (minutes)	3,415	3,202	3,354
Growth rate (compared to the same period in the prior year)	(6.4)%	(6.2)%	4.7%

Along with the mandatory tariff reduction for domestic long distance telephone services, the minutes of use increased in 2012. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”. However, we expect the minutes of use for domestic long distance calls will continue to decline as a result of traffic migration to mobile services and increased use of VoIP.

The following table sets forth information with respect to the average domestic long distance telephone usage charge per minute, excluding operator trunk dialing, for the periods indicated.

	Year ended December 31,
	2010		2011		2012
Average domestic long distance telephone usage fee (per minute)	NT$	1.61	NT$	1.53	NT$	0.90
Growth rate (compared to the same period in the prior year)		(4.2)%		(5.0)%		(41.2)%

All domestic long distance calls, regardless of the distance between the calling parties, have the same tariff. We reduced our peak hour domestic long distance rate in January 2012 from NT$0.032 per second to our current rate of NT$1.6 per three minutes. Our current domestic long distance rate for off-peak hours is NT$1.0 per three minutes. Our average domestic long distance usage charge per minute decreased 41.2% in 2012 due to a further mandatory tariff reduction from the NCC. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling, personal number, televoting, premium rate service and VPNs. We also focus on offering our customers an increasing number of value-added services with flexible tariff packages.

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

The following table sets forth our revenues from our broadband access services for the periods indicated.

	Year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
	(in billions)
Broadband access (ADSL and FTTx)	20.3	20.4	19.2

We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services. We began to provide our ADSL service in August 1999 and had approximately 1.8 million customers as of December 31, 2012. As of December 31, 2012, approximately 71.9%, or 1.32 million, of our ADSL customers were also our HiNet subscribers. As a result of increased migration to our higher-bandwidth FTTx services, the number of our ADSL customers continued to decline in 2012.

The number of our FTTx customers increased significantly in 2010, 2011 and 2012 as prices became more affordable, coverage areas expanded and customer demand for higher bandwidth heightened. Many of new FTTx customers have migrated from using our ADSL internet services. We also provide FTTx access services to other internet service providers that do not have their own network infrastructure, and as a result, our FTTx customers also include some customers who only use us for the FTTx data access lines and choose another ISP to provide internet services. Of the approximately 2.72 million FTTx customers as of December 31, 2012, approximately 2.45 million were also our HiNet subscribers. We currently offer various promotional packages to encourage more migration of our ADSL subscribers to our FTTx service. As of December 31, 2012, 65.0% of HiNet subscribers accessed the internet through our FTTx service, and we expect this ratio to increase in the future as a result of these promotional measures.

Our market share of Taiwan’s broadband market was approximately 80.5%, 79.2% and 79.2% in 2010, 2011 and 2012, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	As of December 31,
	2010	2011	2012
ADSL service customers (in thousands)	2,329	2,101	1,839
FTTx service customers (in thousands)	2,045	2,398	2,719
Average downlink speed (Mbps)	6.1	11.2	16.3

Our ADSL service offers downlink speeds that range from 1 Mbps to 8 Mbps and uplink speeds that range from 64 kilobits per second, or Kbps, to 640 Kbps. Our FTTx service offers downlink speeds of 12, 20, 50 and 100 Mbps matched with uplink speeds of 4, 5, 10 and 20 Mbps, respectively. As of December 31, 2012, approximately 88.7% of our customers had subscribed for downlink speeds of over 12 Mbps, and our average downlink speed was 16.3 Mbps.

We have experienced competition in the ADSL and FTTx service market from cable operators and other fixed-line operators. Our strategy is to continue the migration of ADSL subscribers to FTTx so as to increase the average revenue per user. In addition, in order to strengthen customer loyalty, we have provided free speed upgrades for ADSL customers who were using lower speed services since August 2010. In June 2011, we further reduced our broadband tariff, especially for higher speed services such as 20 Mbps and 50 Mbps, in order to speed up the migration to fiber solutions and facilitate the take-up of relevant applications. Although the lower broadband tariff had a temporary impact on our revenue, we believe the speed upgrade will have a positive effect on our promotion of broadband value-added services in the long run.

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

The following table sets forth our average revenue per user for each of the periods indicated.

	Year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
Average revenue per user for HiNet dial-up services per month(1)	17	16	15
Average revenue per user for ADSL services per month(2)	598	569	437
Average revenue per user for FTTx services per month(3)	1,019	945	896

(1)	Average revenue per user for HiNet dial-up services per month is calculated by dividing the sum of local telephone usage revenues generated by HiNet dial-up subscribers and internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	Average revenue per user for ADSL services per month is calculated as the sum of (a) ADSL access revenues for the relevant period divided by the average of the number of our ADSL access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ADSL ISP service revenues divided by the average of the number of HiNet ADSL ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.
(3)	Average revenue per user for FTTx services per month is calculated as the sum of (a) FTTx access revenues for the relevant period divided by the average of the number of our FTTx access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTx ISP service revenues divided by the average of the number of HiNet FTTx ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.

The decline of our ADSL average revenue per user over the last three years was due to the NCC’s mandatory tariff reduction and our voluntary tariff reduction by 20% in the beginning of 2012. The decline of FTTx average revenue per user was due to the promotional packages and discounts provided for existing customers. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”.

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other mobile and fixed-line service operators for interconnection with our fixed-line network and for connection within their networks.

The following table shows the bandwidth of local and domestic long distance lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2010	2011	2012
	(in gigabits per second, or Gbps)
Total bandwidth	1,486.4	1,705.7	1,294.6

Rental fees for local leased lines are generally based on transmission speed while domestic long distance leased line rental fees are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. We attribute the general decline in rental fees since 2000 to a general migration toward broadband services and increased competition from other service providers constructing their own lines. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers for our leased line products. Our local and domestic long distance leased line services revenues were NT$6.1 billion, NT$5.7 billion and NT$5.4 billion (US$0.2 billion) in 2010, 2011 and 2012, respectively.

Wi-Fi Services

We launched our wireless local area network service in May 2002. As of December 31, 2012, we had a total of approximately 1,280,315 residential and business customers that leased our access points. In addition, we had established 35,000 hot spots and 100 hot zones in public areas by the end of 2012, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload 3G data network traffic.

Multimedia on Demand Services

Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our customers can access TV programs, video-on-demand and other services. We had over 160 broadcasting channels and over 12,000 hours worth of on-demand programs and served approximately 1.2 million customers as of December 31, 2012. In addition, our video-on-demand service provides movies, dramas, animations, documentaries, e-learning and music programs for home entertainment. Also, as of December 31, 2012, we offered 69 high definition, or HD, channels and other HD video-on-demand programming, such as sports, movies and knowledge materials. Starting from the fourth quarter of 2012, we cooperated with Hon Hai Precision Industry Co., Ltd., or Hon Hai, to co-sell its sixty inches TV sets with our IPTV service by bundling the two products together, which provides customers high-quality HD user experience. This effort is expected to further increase customer loyalty and attract quality customers, who are increasingly demanding more high-quality entertainment options. Since this business model has proved to be successful, we will continue to cooperate with Hon Hai and other local TV manufacturers to co-market various sizes of TV sets with our quality MOD services. MOD revenues accounted for NT$1.1 billion, NT$1.4 billion and NT$2.0 billion (US$68.9 million) in 2010, 2011 and 2012, respectively.

Other Domestic Services

Our other domestic services include information and communication technology services, cloud computing, corporate solution and bill handling services.

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile services, sales of mobile handsets and data cards and mobile other services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2010, we generated revenues of NT$73.1 billion, or 36.1% of our total revenues, from mobile services. In 2011, we generated revenues of NT$70.9 billion, or 32.6% of our total revenues, from mobile services. In 2012, we generated revenues of NT$72.5 billion (US$2,492.2 million), or 32.9% of our total revenues, from mobile services. The decrease of mobile services revenues in 2011 was primarily due to the NCC’s change in policy for collecting the tariffs for fixed-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011. As a result, our fixed communications business now has the right to set and collect the tariffs for fixed-line-to-mobile phone calls. However, the interconnection and transition fees paid by our fixed communication business and received by our mobile segment is deemed as internal revenue and not recognized as external revenue of our mobile segment, while the aforementioned fees received by the alternative mobile operators were recognized as external revenue. In 2012, we managed to increase our mobile revenue by promoting mobile internet services, which fully offset the decline of mobile voice revenue due to the NCC’s mandatory tariff reduction and market competition.

	Year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Mobile services revenues:
Usage(1)	53.0	45.6	42.1	1,449.2
Interconnection	7.2	7.5	7.3	251.3
Mobile data	11.1	15.2	20.4	702.2
Other	1.8	2.6	2.7	92.9

Total mobile services	73.1	70.9	72.5	2,495.6

(1)	Includes monthly fees.

As the market for mobile services has continued to expand, we have experienced growth in our mobile customer base. We are the largest mobile operator in Taiwan in terms of revenues and number of customers. We had 10.3 million mobile customers, for a market share of approximately 34.9% of total mobile customers and approximately 33.0% of total mobile services revenues in Taiwan, as of December 31, 2012.

In February 2002, the Ministry of Transportation and Communications granted 3G mobile services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G mobile services license is valid until December 31, 2018. In July 2005, we launched our 3G mobile services, using WCDMA technology. We have been allocated 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for 3G mobile services, and 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for GSM services and general packet-switched radio services, or GPRS. We offer the largest international roaming network among Taiwan mobile service providers. By the end of 2012, our 3G roaming contracts includes 175 networks in 80 countries, our 2G GSM roaming contracts include 379 networks in 190 countries, and our 2.5G GPRS roaming contracts include 301 networks in 139 countries.

As of December 31, 2012, we had 19,941 cellular base stations, including both GSM base stations and 3G cellular base stations, covering substantially all of Taiwan’s population. We use these base stations to support both our GSM network and 3G networks. As of December 31, 2012, we had upgraded 10,384 3G cellular base stations with HSDPA capacity, and 2,400 GSM base stations with EDGE capacity in the larger metropolises of Taiwan. We will continue this process of implementing HSDPA and EDGE upgrades in the major areas of Taiwan.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the year ended December 31,
	2010		2011		2012
Taiwan population (in thousands)(1)		23,162		23,225		23,316
Total mobile customers in Taiwan (in thousands)(2)		27,840		28,862		29,449
Penetration (as a percentage of the population)(2)		120.2%		124.3%		126.2%
Total mobile revenues in Taiwan (in billions)(3)	NT$	213.2	NT$	217.0	NT$	219.2
Number of our mobile customers (in thousands)(2)(4)		9,679		10,072		10,269
Our market share by customers		34.8%		34.9%		34.9%
Our market share by revenues		34.2%		32.6%		33.0%
Number of our prepaid customers (in thousands)(4)		945		1,052		1,124
Our prepaid customers as a percentage of our total customers		9.8%		10.4%		10.9%
Annualized churn rate(5)		10.35%		11.52%		13.26%
Minutes of use (in millions of minutes)
Incoming		11,063		11,368		12,536
Outgoing		10,190		10,897		12,258
Average minutes of use per user per month(2)(6)		187		188		203
Average revenue per user per month(2)(7)	NT$	643	NT$	598	NT$	594

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China
(2)	The number of mobile customers is based on the number of subscriber identification module, or SIM, cards. Since 2006, the total number of mobile customers in Taiwan included 2G, 3G and personal handy-phone system, or PHS, customers.
(3)	Data from the statistical monthly release by the National Communications Commission in the Republic of China, which include mobile revenues 2G, 3G and PHS.
(4)	Includes GSM, GPRS and 3G services.
(5)	Measures the rate of customer disconnections from mobile service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to customers switching from one of our mobile services to another) during the relevant period by (b) the average number of customers during the period (calculated by averaging the number of customers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(6)	Average minutes of use per user per month is calculated by dividing the total minutes of use during the period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(7)	Average revenue per user per month is calculated by dividing our aggregate mobile services revenues during the relevant period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.

Total mobile customers in Taiwan had reached approximately 29 million as of December 31, 2012. Mobile penetration was approximately 126.2% on the same date. The overall mobile services market experienced a slight increase of 1.01% in revenues in 2012 mainly due to the growth in mobile data service as a result of our smart phone promotions.

We began offering prepaid card services in October 2000 and prepaid 3G card services in February 2008. As of December 31, 2012, we had approximately 1.1 million prepaid customers, representing approximately 10.9% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer incentives, such as mobile handset subsidies, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us ranging from 12 months to 30 months. We generally offer subsidies on mobile handsets equipped with more advanced data functions to promote the expansion of our 3G mobile services. Smart phones accounted for 69% of the total handsets we offered in 2012, and we expect the percentage to reach more than 75% in 2013. We expect our average subsidy per handset in 2013 to decrease as we focus more on promoting mid-tier and low-tier smart phones. At the same time, we expect to maintain our mobile internet market leadership.

Our tariffs for post-paid mobile customers primarily consist of usage fees and monthly fees. When our customers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We negotiated with Vodafone, the largest telecommunications service provider in Europe, in November 2009 to join their global telecommunications alliance. As a result, we began offering our customers discounts on their roaming charges starting December 1, 2009. However, we expect our strategic alliance with Vodafone to be terminated by the end of April 2013 after our current agreement expires, as Vodafone has already entered into another strategic alliance with one of our competitors. We are negotiating with other providers for strategic cooperation for our roaming business, and we will continue cooperating with local operators in different countries. We also offer discounts on usage fees for calls made between our mobile customers to encourage subscription to our mobile service. Our 3G service provides a monthly flat rate service to our customers using our 3G service for internet purposes.

Our average revenue per user per month decreased from NT$598 in 2011 to NT$594 in 2012, mainly due to the NCC’s mandatory tariff reduction. The strong promotion of our mobile internet services leads to the rapid growth in value-added service revenues and helps to cover for the decline in mobile voice revenues. In order to alleviate the impact of the decline in average revenue per user, we intend to continue introducing new value-added services and promote our 3G and wireless internet services.

In addition to our basic mobile services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated mobile value-added services under the brand name “emome”. Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. In addition, we launched other mobile value-added services, such as JAVA games, unstructured supplementary service data, mobile internet and multimedia messaging services. After the launch of our 3G mobile services, we began providing video phone, video-on-demand and other related 3G mobile value-added services as well. In 2009, we successfully created a business model integrating smart phones with customer-tailored services, promoted our mobile internet service business, created the “Hami” value-added service platform and led the industry in providing e-book service and Hami Apps service. In addition to creating additional sources of revenues, we believe these services enhance customer loyalty and satisfaction and increase mobile traffic. Revenues from mobile data services represented 15.1%, 21.5% and 28.2% of our total mobile services revenues in 2010, 2011 and 2012, respectively.

Paging Services

Due to substitution by mobile services and a decline in demand for our paging services in recent years, beginning in February 2007, we started downsizing our paging services by limiting access to certain telephone prefixes. We ceased providing paging services in September 2011 as approved by the NCC.

Sales of Mobile Handsets

We engage in the distribution and sales of mobile handsets for use on our mobile network to customers through our directly-owned stores, our subsidiary, Senao International Co., Ltd., or Senao, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution”.

In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan. Senao has been listed on the TWSE under the number “2450” since May 2001. We obtained majority board representation in April 2007 through support from the largest beneficial shareholder, upon which it became a consolidated subsidiary of ours. At the general annual stockholder meeting of Senao in June 2010, we continued to maintain control of a majority of the board of directors through the continued support of the largest beneficial shareholder. Our equity ownership in Senao decreased from 31.33% as of January 15, 2007 to 28.24% as of March 31, 2013 due to the exercise of options by employees that were previously granted before 2007. Please refer to note 1 of our consolidated financial statements included elsewhere in this annual report for description about the control relationship between the parent company and Senao. Our investment in Senao enhanced our mobile handset distribution and sales capabilities. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and Senao about our business cooperation.

Other Mobile Services

Our mobile other services include information and communication technology services, corporate solution and bill handling services.

Internet Business

Our internet business includes HiNet, our internet service provider, internet value-added services, or VAS, data communication services, internet data center services, and other internet services. Our internet revenues represented 12.1%, 11.4% and 11.2% of our revenues in 2010, 2011 and 2012, respectively.

HiNet Internet Service

We are the largest ISP in Taiwan, with a market share of 69.6% as of December 31, 2012. As of December 31, 2012, HiNet had approximately 4.2 million subscribers. Our HiNet internet service generated revenues of NT$18.2 billion, NT$18.0 billion, and NT$17.0 billion (US$0.6 billion) in 2010, 2011 and 2012, respectively. Although our ISP service subscribers increased from 2010 to 2012, the revenues decreased mainly due to the tariff reductions for the HiNet ISP service and broadband access.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31,
	2010	2011	2012
	(in thousands, except percentages)
Total internet subscribers in Taiwan	5,888	6,092	6,101
HiNet subscribers:
HiNet dial-up subscribers	507	487	469
HiNet ADSL subscribers	1,768	1,559	1,321
HiNet FTTx subscribers	1,818	2,132	2,451
Other access technology subscribers	3	4	3

Total HiNet subscribers	4,096	4,182	4,244

Market share(1)	69.6%	68.6%	69.6%

(1)	Based on data provided by the National Communications Commission.

We have maintained our leading market position despite a highly competitive market with over 205 ISPs in Taiwan. We expect the competitive conditions currently prevailing in the internet service provider market to continue to intensify.

Internet Value-added Services

Our HiNet portal at www.hinet.net provides value-added services to our customers, such as network security, Blog, travel, games, e-learning, financial information, music, video, anti-virus and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our internet video portal at www.hichannel.hinet.net offers online entertainment services through the internet. In particular, our HiNet broadband (ADSL and FTTx) subscribers can access music, television programs, movies and other multimedia content on demand. We charge access fees for some of this content. We expect the revenues generated from these value-added services to grow as a percentage of our total internet services revenues.

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

Other Internet Services

Our other internet services include government services, corporate solution and ICT services.

International Fixed Communications Business

Our international fixed communications business include international long distance telephone services, international leased line services, international data services, satellite services and international other services.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 6.4%, 5.7% and 5.5% of our revenues in 2010, 2011 and 2012, respectively. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure.

Since international fixed communication services have been open for competition since 2001, we expect competition in this line of business will continue to intensify. Our average market share of the international long distance market was approximately 58.4%, 54.9% and 51.0% in 2010, 2011 and 2012, respectively. Our market share decreased in 2012 primarily because of the intense competition in the international telecommunications business from VoIP-based international long distance service providers and other international long distance service providers. Our international long distance services consist primarily of international direct dial services.

We commenced the wholesale of international long distance minutes to licensed international resale operators and other international carriers in 2001. International resale operators require a fixed-line operator in Taiwan to complete their long distance telephone services originating in Taiwan. In addition, other international carriers often find it less expensive to route international calls through Taiwan. These resale operators and carriers purchase from us large numbers of minutes at discounted rates. In 2010, 2011 and 2012, we sold 1,360 million, 1,206 million and 1,064 million of wholesale outgoing minutes, which represented approximately 50.1%, 47.1% and 42.2% of our total outgoing international long distance minutes, respectively. Revenues from the wholesale of international long distance minutes increased by 3.2% from NT$2,836 million in 2010 to NT$2,927 million in 2011, and decreased 0.48% to NT$2,913 million in 2012. We primarily attributed the decrease in the growth rate to intensified market competition.

International calls to our top five destinations represented 63.0% of our outgoing international long distance call traffic in 2012. International calls from our top five destinations represented 42.0% of our incoming international long distance call traffic in 2012.

The following table shows the percentage of total outgoing international long distance minutes for our top five outgoing destinations in 2012.

Destination	Percentage of total outgoing minutes
Mainland China	29.9%
Indonesia	13.6
Philippines	7.9
Vietnam	7.2
Japan	4.4

Total of top five destinations	63.0%

The following table shows the percentage of total incoming international long distance minutes for our top five incoming destinations in 2012.

Destination	Percentage of total incoming minutes
United States	11.3%
Mainland China	10.9
Hong Kong	7.6
Indonesia	6.2
Malaysia	6.0

Total of top five destinations	42.0%

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	As of December 31,
	2010	2011	2012
	(in thousands, except percentages and incoming/outgoing ratio)
Incoming minutes	1,915	1,737	1,529
Growth rate (compared to the same period in the prior year)	2.7%	(9.3)%	(11.9)%
Outgoing minutes	2,715	2,560	2,523
Growth rate (compared to the same period in the prior year)	7.4%	(5.7)%	(1.4)%
Total minutes	4,630	4,297	4,052
Incoming/outgoing ratio	0.71	0.68	0.61

Total outgoing international long distance minutes decreased 5.7% from 2010 to 2011 primarily due to an increase in our international long distance wholesale and transit businesses. Our outgoing call volume decreased by 1.4% from 2011 to 2012 primarily due to intensified market competition from VoIP-based international long distance service providers and other international long distance service providers. Our incoming call volume decreased by 9.3% from 2010 to 2011, and further decreased by 11.9% from 2011 to 2012 primarily due to the competition mentioned above.

Outgoing calls made by customers in Taiwan and by customers from foreign destinations using Taiwan direct service are billed in accordance with our international long distance rate schedule for the destination called.

Rates vary depending on the time of day at which a call is placed. Customers are billed on a six-second unit basis for international direct dial services.

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated.

	Year Ended December 31,
	2010		2011		2012
Average international long distance usage charge (per minute)	NT$	3.4	NT$	3.6	NT$	3.4
Growth rate (compared to the same period in the prior year)		(3.9)%		3.8%		(5.6)%

The average charge per minute increased in 2011 compared with that in 2010 because we ceased to offer aggressive discounts and the decrease in the international long distance revenues was relatively smaller than the decrease in the number of minutes. In 2012, since other operators offered competitive tariff to grab market share, we reduced our retail price to maintain competitiveness which resulted in the lower average charge per minute.

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

The following table sets forth information with respect to our gross international settlement receipts and payments during the periods indicated.

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Gross international settlement receipts	3.2	2.8	3.0	103.6
Gross international settlement payments	4.2	5.1	5.6	191.7

Our payments to international carriers on an aggregate basis have been greater than our receipts from these carriers primarily because our customers’ outgoing minutes exceeded incoming minutes. Both international settlement receipts and payments increased in 2012 because we promoted our international wholesale business.

In order to compete more effectively in the international long distance market, we have implemented innovative and customized discount calling plans and marketing campaigns directed at high-usage business customers. We also continue to promote our intelligent network services, including international VPNs, international toll free calling and calling card services, and our international long distance minutes wholesale business. Our subsidiary, Chief Telecom, launched its 070 phone-to-phone VoIP service in April 2009. In addition to the change in policy for collecting the tariffs for fixed-line-to-mobile calls starting from 2011, we are also required to pay transition fees to the mobile operators, which as a whole caused a negative impact on our revenues. As we did not have the right to set and collect the tariffs for our 070 service at that time, we filed with NCC to return 30 thousand 070 numbers assigned by the NCC to Chunghwa Telecom, until the NCC gives us the right to set and collect the tariffs for outbound calls from 070 numbers. The application was approved by the NCC on July 1, 2011.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 118% in 2012.

The following table shows the bandwidth of international lines leased to third parties as of each of the dates indicated.

	As of December 31,
	2010	2011	2012
	(in gigabits per second, or Gbps)
Total bandwidth	113.4	243.9	531.7

Rental fees for international long distance leased lines are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial, particularly for international leased lines, partly as a result of competition from new international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$1.0 billion, NT$1.0 billion and NT$1.2 billion (US$41.3 million) in 2010, 2011 and 2012, respectively.

International Data Services

Our international data services include international IP VPN services and Taiwan internet gateway services. Total revenues for international data services were NT$1.0 billion, NT$1.1 billion, and NT$1.3 billion (US$44.8 million) for 2010, 2011 and 2012, respectively. Due to growth of the international corporations in Taiwan, we expect demand for IP VPN and Taiwan internet gateway services to continue to increase and our revenues from our international data services to continue to grow.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years starting from the official start of operations of the ST-2 satellite, and the total contract value is approximately NT$6.0 billion. This contract requires a prepayment of NT $3.1 billion, and the remaining amount will be paid annually when ST-2 satellite starts its official operation. The ST-2 telecommunications satellite launched on May 21, 2011 and began commercial operation in August 2011. Please refer to note 28 of our consolidated financial statements included elsewhere in this annual report for further details.

In addition, we have two satellite communication centers that enable us to provide satellite value-added services and backup systems for use in major emergencies. We also provide satellite services to Southeast Asia.

Other International Services

Our other international services include corporate solution services.

Others

Our other business segments include our non-telecom services, including property sales made by our subsidiary, Light Era Development Co., Ltd.

Interconnection

We provide interconnection of our fixed-line network and mobile network with other operators.

The following table sets forth our interconnection revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection revenues:
Fixed-line (1)	2.7	1.6	1.3	44.8
Mobile (2)	7.9	8.3	8.0	275.4

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection costs:
Fixed-line (1)(3)	0.2	5.9	5.7	196.2
Mobile	7.4	8.4	7.7	265.1

(1)	Includes local and domestic long distance telephone services.
(2)	Includes SMS air time charges.
(3)	The interconnection costs increased in 2011 due to the change in the policy for collecting the tariffs for fixed-line-to-mobile calls starting from 2011, and decreased in 2012 due to the decrease in the traffic of fixed-line-to-mobile calls.

Tariffs for telephone calls between our fixed-line customers and mobile customers of other mobile operators were set by the mobile operators before January 1, 2011. The mobile operators pay us interconnection fees based on minutes of use, regardless of who initiated the call. However, the NCC announced a change on August 4, 2010 that from January 1, 2011 onwards, the fixed-line network that initiated the call has the right to set and collect the tariffs for these fixed-line-to-mobile calls. Since we are the market leader of the local call services, in addition to the interconnection fees, we are also required to pay transition fees to the mobile operators for a period of six years. The transition fees will decrease gradually over the period and we will stop paying for them in 2017.The foregoing reasons caused the increase in our interconnection costs in 2011. In 2012, both interconnection revenues and costs decreased due to the decrease in both incoming and outgoing minutes.

The interconnection rate for calls initiated by mobile customers to fixed-line customers is NT$0.5219 per minute during peak times and NT$0.2718 per minute during off-peak times. The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for fixed-line customers to domestic or international long distance is NT$0.32 per minute. Additionally, the NCC has mandated mobile interconnection rate reduction over a period of four years starting on January 5, 2013. The rate should be reduced from NT$2.15 per minute to NT$1.15 per minute in four years with a CAGR of -14.5% .

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

Emerging Services

Our ICT services includes integrated services such as our Intelligent Energy Network, or iEN, and our Intelligent Transportation System, or ITS, services. Our iEN service helps companies and corporations implement energy saving measures through computer analysis of data. Our ITS service provides navigation, real-time traffic information and infotainment through mobile devices for cars and drivers. In addition to developing ICT businesses, such as iEN, ITS, IS, Call Center, IDC, we also pursue and bid for government projects aiming to boost economic development. In 2012, we won the bids for several government projects, such as “New Taipei City Police Department Digital Video Surveillance System” and “TWSE Corporation Second Data Center”.

Cloud Computing is also one of our key new business initiatives, as it is expected to be one of the main long-term growth platforms for telecom operators in the coming years. We have made advances in this segment throughout 2012 which we believe will position us as an industry leader over the long run. We continue to cooperate with the government network communication entities and independent software vendors to promote innovative cloud services and applications. We have already begun to offer Software as a Service Customer relationship management, or SaaS CRM, hicloud CaaS, and hicloud Apps mall to small and medium sized enterprises and public users. We have also made over 700 SaaS in hicloud Apps mall, and the number of our cloud customers exceeded 2,000 small and medium sized enterprises as of the December 31, 2012. Underpinning the rollout of our cloud computing services is our capability and experience in offering data center services to enterprise customers, including our ongoing initiative to build the largest cloud computing data center in Taiwan in anticipation of growing demand for this service. In 2012, we won the bids for some government projects, such as “The Third Generation Motor Vehicle & Driver Information System,” “The Cloud Data Center of the Executive Yuan and Subordinate Commission” and “National Fire Agency—The Cloud Plan of Disaster Prevention and Mitigation—The Establishment of Infrastructure Service Platform, Operational Management and Message Service Platform”. We believe the strength and reliability of our technology and services provide us with competitive advantages to continue expanding our cloud computing services in the future.

As an integrated telecom service provider, we are providing and continuing to develop integrated services. For example, we have integrated our internal resources to offer cross-platform services over our broadband, mobile and internet platforms. These integrated services allow our customers to access our services, such as our multimedia programs, through a variety of terminals and devices.

Marketing, Sales and Distribution

Marketing Strategy

In order to retain and expand our large customer base and to encourage our customers to increase their use of our services and products, we continue to focus our marketing strategy on the following areas.

•

Services, Products and Bundled Offerings. We continually develop new value-added services and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty. For example, we entered into an agreement with Apple Inc. and are currently a reseller of the iPhone in Taiwan. The iPhone combined with our mPro service helps retain existing customers and generate revenues through the increased use of our value-added services. In addition, we exempt deposits that we collect from specific mobile subscribers in advance for bundling subsidized mobile handsets with service plans.

•

Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage. For example, we have provided “Let’s Talk”, “My Hotline” and “Triple Save” promotion packages to attract mobile customers.

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

As of December 31, 2012, we also had 17 operations offices, 392 service centers, 238 exclusive service stores and 6 customer service call centers located throughout Taiwan that are responsible for operations, sales and customer service in their respective local areas.

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

Approximately 13,840 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2012.

Transmission Networks

As of December 31, 2012, our transmission networks consisted of approximately 1.4 million fiber kilometers of fiber optic cable for trunking and approximately 5.84 million fiber kilometers of fiber optic cable for local loop.

Synchronous digital hierarchy, or SDH, architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, SDH offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002, we installed synchronous transport module 64 or STM 64, multiplexer and 32-wavelength dense wavelength division multiplexing, or DWDM, equipment on our long-haul backbone network. Our STM 64 multiplexer can multiplex several low speed signals into a 10 gigabits per second, or Gbps, high-speed signal. DWDM equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both STM 64 multiplexer and DWDM equipment can increase our network capacity. Between 2007 and 2012, we deployed 40/80-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit and 10 gigabit packet over SDH and 10 gigabit Ethernet. We have already completed the deployment of 892 wavelength ROADM by the end of 2012. To meet the demand for broadband services, we will install an optical cross-connect, or OXC, network and a next generation synchronous digital hierarchy, or NG SDH, network, which provides gigabit Ethernet over SDH service, between 2009 and 2013. We have already completed the deployment of 4,385 GbE OXC/NG SDH by the end of 2012.

Based on the transmission network described above, we have been providing connection circuit service of 10 gigabit packet over SDH and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network since November 2006 and will continue the service until November 2013.

As part of our strategic focus on the internet and data markets, our local loop connections use ADSL technology. This enables us to deliver high-speed internet, multimedia and other data services to our customers. Substantially all of our installed telephone lines are capable of delivering ADSL services. As of December 31, 2012, we had approximately 3.87 million lines of ADSL and had 1.8 million ADSL customers. In addition, the Ethernet-based FTTx system is also introduced into our access network to provide broadband services, such as MOD, high speed internet access and VPN. As of December 31, 2012, we have constructed approximately 4.75 million FTTx ports and had 2.7 million FTTx customers. Our FTTx service can offer high-speed broadband internet access rates up to 1Gbps.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2012, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 17.5 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2012, our NGN core network consisted of 985,500 local telephone subscribers, comprising 448,000 Session Initiation Protocol-based, or SIP-based, and 537,500 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed NGN Managed IP backbone network at the end of 2012 with 12 sets of 1.6 Tbps/640 Gbps switch routers for the inner core network and more than 26 sets of 1.6 Tbps/640 Gbps switch routers for the outer core network. The bandwidth of the network is approximately 755 Gbps as of the end of 2012. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 100 telecommunications service providers in 43 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had two time-division multiplexing, or TDM, international gateway switches and two NGN international gateway switch. We had a trunk capacity of 133,040 channels in total as of December 31, 2012.

As of December 31, 2012, we had invested in 16 submarine cables, seven of which land in Taiwan. We had increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 1,058 Gbps in 2011 to 1,208 Gbps in 2012.

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

The following table sets forth selected information regarding our mobile networks as of the dates indicated.

	As of December 31,
	2010	2011	2012
GSM system
GSM base stations	9,336	9,531	9,557
Switches	44	44	44
Lines of capacity (in thousands)	6,500	6,500	5,800
Taiwan population coverage	99.9%	99.9%	99.9%

3G system
3G base stations	6,879	8,442	10,384
Servers / gateways	8/16	8/16	8/16
Lines of capacity (in thousands)	3,450	4,400	4,400
Taiwan population coverage	94.5%	95.8%	98%
System (Home Location Register) capacity (in thousands)	7,200	7,200	7,600

As of December 31,
2012
Packet-switched system after consolidation of GSM and 3G
GPRS gateway support nodes	14
Direct IP access locations / capacity (in Gbps)	8/46.6
Serving support nodes	12

We provide mobile services based on the GSM network standards. We have the 900 MHz and 1800 MHz frequency bands paired with spectrums of 15 MHz and 11.25 MHz, respectively, for our GSM services. As of December 31, 2012, we had constructed 9,557 base stations, providing up to 99.9% population coverage. Since the launch of our 3G mobile services, we have gradually transitioned GSM subscribers to 3G and have started to consolidate our GSM network.

We have installed an intelligent network on our mobile services network infrastructure to enable us to provide prepaid services as well as a wide range of advanced call features and value-added services. As of the end of 2012, our intelligent network capacity reached 1.12 million prepaid customers and 1.01 million mobile virtual private network customers.

We have 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our 3G mobile services, which was launched in July 2005. We contracted with Nokia Siemens Networks to provide the core network, radio access network, service network, transmission network and maintenance network for our 3G network. To promote mobile internet use, we upgraded our network to 3.5G in September 2006, with downlink and uplink speeds of 7.2 Mbps and 2.0 Mbps, respectively. To meet the high growth in mobile data traffic, we have upgraded our existing High-Speed Packet Access (HSPA with capability of 14.4 Mbps and 5.76 Mbps each for Down-link and Up-link) Network to HSPA+ (with capability of 21.6 Mbps and 11.5 Mbps each for Down-link and Up-link). As of December 31, 2012, we had completed the construction of about 10,384 3G base stations with 6.7 million subscribers.

In order to operate our packet-switched network more efficiently, we have consolidated GSM and 3G serving GPRS support nodes (SGSN) into a single core network. We have also introduced the Direct Tunnel technology to flatten the packet-switched network to enhance the user’s experience.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 33 points of presence approximately 5,572,000 broadband remote access server ports and a backbone bandwidth of approximately 2,310 Gbps as of December 31, 2012. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 3,100 Gbps by the end of 2013.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed internet protocol backbone network at the end of 2012 with 16 sets of 7.04Tbps/4.48Tbps/1.6Tbps/1.28Tbps switch routers for the inner core network and more than 50 sets of 2.64Tbps/1.6Tbps/1.28Tbps/880Gbps/640Gbps/320Gbps switch routers for the outer core network. We believe this network will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 423 Gbps as of December 31, 2012. As we expect that internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Thailand.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 50 nodes. As of December 31, 2012, we had 1,088 frame relay ports, 1,819 asynchronous transfer mode ports and approximately 72,334 multi-protocol label switching internet protocol VPN virtual ports.

Our data networks support a variety of transmission technologies, including frame relay, asynchronous transfer mode and ethernet technology. We have also built up our HiLink VPN that combines internet protocol and asynchronous transfer mode technologies. The advantage of HiLink VPN based on multi-protocol label switching technology is that it can carry different classes of services, such as video, voice and data together to provide services with various qualities of service, high performance transmission and fast forward solution in an enhanced security network. HiLink VPN can be accessed by ADSL/FTTx/NG-SDH and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network potentially is less costly and requires less management for business applications.

Competition

We face competition in virtually all aspects of our business.

Domestic Fixed Communications

We were the largest domestic fixed communications service provider in Taiwan, with a market share of approximately 95.0% in terms of customers for local telephone services, approximately 75.4% in terms of traffic for domestic long distance telephone services, and approximately 79.2% share of the broadband internet access market in terms of customers in 2012, respectively. Three providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., have provided fixed communication services since June 2001. Our domestic long distance services compete with mobile services as people increasingly use mobile handsets. We believe that the fixed-line competition in Taiwan will be primarily based on price, quality of service, network coverage and customer services, such as call centers and unified billing.

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

Mobile Communications

There are currently three major GSM mobile operators in Taiwan, namely, Taiwan Mobile Co., Ltd., FarEasTone Telecommunications Co., Ltd. and us. Based on data provided by the NCC, as of December 31, 2012, we were the largest mobile operator in Taiwan, with a 59.5% market share in terms of 2G customers. Smart phones with 3G mobile data packages are becoming popular in recent years. To attract more high-end data users, all three major operators offer free intra-network calling packages bundled with mobile data service. Also, there are two 3G mobile operators in Taiwan in addition to us, namely Asia Pacific Telecom Co., Ltd. and Vibo Telecom Inc., as well as one personal handyphone system operator, First International Telecom. Furthermore, the government issued a total of 16 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider. We are currently cooperating with Carrefour Telecom Co., Ltd. We may cooperate with other mobile virtual network operators in the future. As of the end of 2012, there were also six WiMAX service providers in Taiwan, providing services to approximately 137,009 customers in total according to the data provided by the NCC. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet, TWM Broadband.

We are the largest provider of internet services in Taiwan. As of December 31, 2012, we had a 69.6% share of the Taiwanese internet service market in terms of customers. We compete in the internet services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

International Fixed Communications

We are the largest international fixed communications service provider in Taiwan, with a market share of approximately 51.0% in terms of traffic for international long distance telephone services in 2012. Three new providers, namely, Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., have provided fixed-line services since June 2001. We believe these operators are primarily focused on international long distance services. In addition, we anticipate that these operators will focus on corporate customers, which typically generate higher profit margins than residential customers. Since August 2001, four undersea cable services licenses have been granted. These undersea cable operators, as well as internet service providers and international simple resale operators, have begun offering international leased line services to other fixed-line operators, internet service providers and international simple resale operators.

Our international long distance services compete with international long distance resale services and alternative mediums for making international calls, including VoIP technologies, such as those provided by Skype.

Cyber Security and Personal Information Protection

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

•

The High-Availability systems in our data centers deploy firewall and Intrusion Prevention System, or IPS, to defend against hackers’ attacks, and the web application programs enforce penetration test to ensure the security of our customers’ information.

•	The network equipment in our data centers could distinguish DDoS threats and reject or block the attacks. In the future, we could even block the DDoS traffic over the backbone network.

On May 26, 2010, the President of the Republic of China announced the amendment of the Personal Information Protection Act, or PIPA, which became fully effective on October 1, 2012, except for its Articles 6 and 54 that await further determination by the Executive Yuan. PIPA applies to all individuals, legal entities and enterprises that collect, process and use personal information, and has a significant impact on the banking and service industries in Taiwan. Due to the adoption of PIPA, the level of responsibility and liability on personal information protection of a company was raised. We have conducted inventory checks of personal information that we currently hold, established standard operating procedures, or SOP, to comply with the requirements under PIPA, and have taken information security measures to protect the data.

To comply with the PIPA, we implemented a series of measures to avoid customer information leakage:

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

Properties

Our properties consist mainly of land, land improvements and buildings located throughout Taiwan. We own approximately 411 hectares of land and 3.5 million square meters of building floor space. In January 2008, we established Light Era Development Co., Ltd. for the purpose of developing our real estate properties. As of December 31, 2012, we have transferred six properties to Light Era Development Co., Ltd. The development work on five of these properties is completed. Light Era Development Co., Ltd. further acquired land located near the high speed rail station in Taoyuan, from a private party in October 2012. This property will be used to develop smart residential buildings. We plan to deploy state-of-the-art technologies including fiber broadband, ICT services, energy saving technologies and remote surveillance service technologies in these intelligent residential buildings. Following the gradual completion of land rezoning, we have focused our real estate development more towards multiuse and diverse projects. Hence, we have developed more properties for commercial use and participated in government urban redevelopment plans. We have received approximately NT$608 million (US$20.9 million) in rental income in 2012 from such properties.

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

Legal Proceedings

A portion of the land used by us during the period between July 1, 1996 and December 31, 2004 was jointly owned by us and Chunghwa Post Co., Ltd., Directorate General of Postal Service. In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to us requiring us to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768.0 million for land usage compensation due to the portion of land usage area in excess of our ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, we believe that both parties have the right to use co-managed land without consideration and thus Chunghwa Post Co., Ltd. does not have the right to request land compensation payments. Furthermore, we also believe that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as a result of the expiration clause. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that we only need to pay approximately NT$17 million, along with interest calculated at 5% per annum from July 23, 2005, and 4% of Chunghwa Post Co., Ltd.’s court fees as compensation. Chunghwa Post Co., Ltd. appealed to the Taiwan High Court on April 22, 2009. We also filed an appeal to the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay approximately NT$23 million, in addition to the approximately NT$17 million from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005, and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. We filed an appeal with the Supreme Court on April 22, 2010 and the Supreme Court reversed and remanded the judgment for a new trial at Taiwan High Court in June 2011. On January 6, 2012, the Taiwan High Court ruled that we need to pay NT$4 million (US$0.1 million) to Chunghwa Post Co., Ltd., in addition to the amount as demanded by court in the Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005. The decision of the court is final, and we made the payment in full accordingly by the end of 2012.

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

Regulatory Authorities

Prior to March 1, 2006, we were under the supervision of the Ministry of Transportation and Communications and the Directorate General of Telecommunications. On March 1, 2006, the NCC was formed in accordance with the Organization Law, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the Ministry of Transportation and Communications and the Directorate General of Telecommunications to the NCC. The NCC was comprised of nine commissioners who were recommended by the government and opposition political parties in the Legislative Yuan, as well as recommended by the Executive Yuan and approved by the Legislative Yuan. However, the Executive Yuan considered the composition of the NCC unconstitutional and petitioned the Grand Justices of the Republic of China, or the Grand Justices, to interpret the constitutionality of the formation of the NCC and the procedure for nominating commissioners to serve on the NCC. On July 21, 2006, the Grand Justices rendered an interpretation and held that the relevant provisions under the Organization Law as to the nomination procedures for the commissioners of the NCC were unconstitutional. However, the Grand Justices granted a grace period allowing such provisions of the Organization Law to remain in effect until December 31, 2008.

On January 9, 2008, an announcement issued by the President amended the Organization Law, or New Amendment, amending the unconstitutional formation articles and reducing the total number of commissioners to seven with a term of four years, but three of the commissioners appointed after the New Amendment serve a term of two years. The commissioners will be nominated by the premier of the Executive Yuan and approved and appointed by the Legislative Yuan.

The new nomination method under the New Amendment became effective on February 1, 2008 when the Legislative Yuan started its new term. The nine incumbent commissioners continued to serve until July 31, 2008, when their terms ended. The premier of the Executive Yuan nominated seven commissioners on July 1, 2008, and they were approved and appointed by the Legislative Yuan on July 18, 2008. The new commissioners took office on August 1, 2008. Thereafter, upon the resignation of one commissioner and the expiry of the term for the three commissioners, four new commissioners were nominated by the premier of the Executive Yuan, approved and appointed by the Legislative Yuan and began serving as commissioners on August 1, 2010. The Organization Law was further amended on December 28, 2011. The amendment stipulates that the premier of the Executive Yuan shall appoint one Commissioner to serve as Chairperson, and one as Vice Chairperson upon nomination of the commissioners. Accordingly, the Chairperson, the Vice Chairperson and two new Commissioners were nominated by the premier on April 30, 2012, approved and appointed by the Legislative Yuan and began tenure as commissioners on August 1, 2012.

In accordance with the Organization Law, the NCC is responsible for:

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

Licensing of Telecommunications Services

Type I and Type II Service Providers

Under the Telecommunications Act, telecommunications service providers are classified into two categories:

Type I. Type I service providers are providers that install network infrastructure, such as network transmission, switching and auxiliary equipment for the provision of telecommunications services. Type I services include fixed-line services such as local, domestic long distance and international long distance services, as well as interconnection, leased line, ADSL and satellite services and wireless services such as mobile, including 3G mobile, paging, mobile data and trunked radio services.

Type II. Type II service providers are defined as all telecommunications service providers other than Type I service providers. Type II services are divided into special services and general services. Special services include simple resale, VoIP international leased circuit and other services specified by the Ministry of Transportation and Communications before March 1, 2006 or by the NCC from March 1, 2006. General services include any Type II service other than special services.

Until 1996, we were the sole provider of Type I services in Taiwan. In 1996, the government opened the market for mobile, paging and trunked radio, mobile data and digital low power cordless telephone services. In 1998, the government opened the market for fixed-line and mobile satellite services. In June 2001, the government granted licenses to three operators for establishing fixed-line services, thereby opening the market for fixed-line services. Since August 2000, the government has permitted four undersea cable operators to engage in the undersea cable leased-circuit business.

Commencing in 2007, the NCC began accepting applications for licenses to provide fixed-line services in March, June, September and December of each year. The NCC started to accept applications for fixed-line services on a daily basis beginning in 2008. There is no limit on the number of fixed-line licenses that they may decide to issue.

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

Before March 1, 2006, licenses for Type I services were granted by the Ministry of Transportation and Communications through a three-step procedure. Applicants obtained a concession from the Ministry of Transportation and Communications. After obtaining a concession, the applicant obtained a network construction permit and an assignment of spectrum, in the case of mobile telephone services and satellite services, from the Directorate General of Telecommunications or the Ministry of Transportation and Communications prior to applying for a license. Upon completion of construction of its network and review by the Directorate General of Telecommunications, the applicant was granted a Type I license. The Ministry of Transportation and Communications had the authority to grant Type I licenses for each of fixed-line services, wireless services and satellite services. Type I licenses have different minimum paid-in capital requirements for applicants and varying durations depending on the particular type of service.

Since March 1, 2006, the same procedure applies except that the licenses are granted by the NCC.

The Telecommunications Act further authorizes the competent authority, now the NCC, to promulgate separate regulations governing each Type I service, including the business scope of the Type I service provider, as well as the procedures and conditions for granting special permits and the length of the period of the special permits of each Type I service. Each holder of a Type I license will pay a fee ranging from 0.5% to 2% of or their bid price ratio (Article 2 of the Type I Service Provider Special Tariff Standards) multiplied by their annual revenues generated from the particular Type I service for which a license has been granted.

Fixed-line Services. Under the Telecommunications Act, the Fixed Network Regulations govern the issuance of fixed-line service licenses and the business scope of fixed-line providers. Fixed-line service licenses are subdivided into the following categories:

•	integrated services, including local, domestic long distance, international long distance telephone services;

•	local telephone services;

•	domestic long distance telephone services;

•	international long distance telephone services; and

•	local, domestic long distance and international long distance leased line services. We conduct our fixed-line services through a license for integrated services.

Licenses for local telephone and integrated services are valid for 25 years. Licenses for domestic long distance and international long distance telephone services are valid for 20 years. Licenses for leased line services are valid for 15 years. If the service provider wishes to continue operating, the service provider needs to apply for a license renewal to the NCC between nine months and six months before the expiration of their license. The minimum paid-in capital requirements for integrated services providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$21 billion, NT$8.4 billion and NT$6.4 billion, respectively. The minimum paid-in capital requirements for both domestic and international long distance telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$1.05 billion and NT$800 million, respectively. The minimum paid-in capital requirements for international undersea leased cable service providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$420 million, NT$420 million and NT$320 million, respectively. The minimum paid-in capital requirement for local telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$6.3 billion and NT$4.8 billion, respectively, multiplied by the Local Network Operation Weights for the regions in which local network managerial rights have been granted to the service provider. The Local Network Operation Weights are calculated as the population of the region as a proportion of the entire population of Taiwan and are announced by the competent authority every three years. If an applicant for a license is also a Type I service provider, it will need to combine the minimum paid-in-capital requirements for all relevant services.

In March 2000, the government granted three new concessions to fixed-line services providers for integrated services. Recipients of these concessions are required to apply for a network construction permit to deploy broadband local access networks. Each recipient of these concessions is required to have capacity for 150,000 customers before it is able to apply for a fixed-line license to launch its proposed services. The three fixed-line service providers have since obtained fixed-line licenses and are required to achieve capacity for one million customers by the sixth year following the date of the grant of the network construction permit awarded. Operators that applied for integrated service provider licenses before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 must achieve a capacity for 1.0 million, 0.4 million and 0.3 million customers, ports or a combination of both, respectively, by the fourth year following the date of the grant of the network construction permit.

Wireless Services. Under the Telecommunications Act, the Wireless Regulations promulgated by the Ministry of Transportation and Communications before March 1, 2006 or by the NCC from March 1, 2006 continue to govern the issuance of wireless services licenses and the business scope of wireless service providers. Wireless service licenses are subdivided into the following categories:

•	mobile services;

•	paging services;

•	mobile data services;

•	digital low-power cordless telephone services; and

•	trunked radio services.

Wireless service licenses are granted to both regional and national service providers through review and bidding procedures.

The wireless service license for mobile or paging service, once granted, should be valid for a term of 15 years starting from the date when such license is granted, and licenses for mobile data, digital low-power cordless telephone and trunked radio are valid for 10 years starting from the date when such license is granted. According to the Regulations for Administration of Mobile Communications Businesses amended by the NCC on September 19, 2011, the wireless service provider may file an application with the NCC for extension of the valid term of its license for providing mobile or paging service one year prior to the expiry of the 15-year valid term. Once the NCC approves the application, the valid term of the wireless service license for mobile or paging service will be extended to June 30, 2017. The valid terms of our licenses granted by the ROC government authorities for providing 2G mobile services on the 900MHz and 1800MHz spectrum will expire in 2012 and 2013 respectively. We filed the application with the NCC for extending the valid terms of our 2G licenses on November 29, 2011. Our application was approved by the NCC in November 2012 and the terms of our licenses for providing 2G mobile services on the 900MHz and 1800MHz spectrum should be valid until June 2017.

The minimum paid-in capital requirements for different mobile communication businesses are as follows: Digital Low-Power Wireless Telephone Business, NT$200 million; Trunking Wireless Telephone Business, NT$20 million for regional operation and NT$60 million for island-wide operation; Mobile Data Communication Business, NT$50 million for regional operation and NT$150 million for island-wide operation; Radio Paging Business, NT$200 million for regional operation and NT$400 million for island-wide operation; Mobile Telephone Business, NT$2 billion for regional operation and NT$6 billion for island-wide operation. If one single applicant acquires operational licenses of two or more businesses with minimum paid-in capital requirements, the paid-in capital for the businesses should be calculated and collected by the applicant separately.

For an operator who obtains the permission of operation over two businesses through the legal procedure, its minimum paid-in capital shall be separately calculated upon approval for establishment, if such other businesses are subject to the minimum paid-in capital restriction.

Third Generation Mobile Services. The Ministry of Transportation and Communications promulgated the Third Generation Mobile Telecommunications Services Regulations on October 15, 2001. The NCC amended the above regulations on July 5, 2007, designating itself as the authority in charge of the third generation, or 3G, mobile services regulations and further amended such regulations on December 30, 2008 for the establishment of base stations. The regulations govern voice and non-voice telecommunications services provided using the spectrum assigned by the Ministry of Transportation and Communications, and now governed by the NCC, that utilizes the IMT-2000 technical standards as announced by the International Telecommunications Union. Licenses for 3G mobile services were granted by the Ministry of Transportation and Communications and are now granted by the NCC. We have received our 3G mobile services license, which is valid from May 26, 2005 to December 31, 2018.

Under the Third Generation Mobile Telecommunications Services Regulations, the operation area of this business is the whole nation; the minimal paid-in capital for operating this business shall be NT$6 billion. If the applicant operates another business of a Type I telecommunications enterprise at the same time and there is a restriction on the paid-in capital to the other business, after acquiring the establishment approval, the required minimal paid-in capital shall be calculated by aggregating the minimal requirement of each service. A company holding a 3G mobile license and having 200 or more shareholders is required to become a public company, which is subject to the stringent disclosure requirements under the securities regulations of the ROC A company holding a 3G mobile license is also required to submit a report to the NCC within 20 days after its shareholders approve the capital reduction of such company, the entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of the business or assets of such company, and taking over of the whole of the business or assets of any other company which would have a significant impact on such company’s operations.

Satellite Services. Under the Telecommunications Act, the Satellite Regulations promulgated by the Ministry of Transportation and Communications govern the issuance of satellite services licenses and the business scope of satellite service providers. The NCC amended the above regulations on July 20, 2007, designating itself as the authority in charge of the Satellite Regulations. Satellite services licenses are subdivided into fixed satellite services licenses and mobile satellite services licenses.

The satellite services license should be valid for a term of 10 years starting from the date when such license is granted. If the service provider wants to re-new its satellite services license before the expiry of the 10-year term, such service provider needs to file a renew application with the NCC within the period from 9 months to 6 months before the expiry date of the original satellite license. The valid term of the renewed satellite license will be 10 years. Minimum paid-in capital requirements for fixed satellite services providers and mobile satellite services providers are NT$100 million and NT$500 million, respectively.

We currently hold a fixed satellite services license, valid from December 10, 2008 to December 9, 2018.

Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Type II Services Regulations, Type II services are divided into special services and general services. Special services include simple resale, VoIP, network telephone service of E.164 and non-E.164 user numbers (IP Phone Numbers), international leased circuit and other services specified by governing authority. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

•	there is no limit on the number of licenses to be issued;

•	licenses were granted by the Directorate General of Telecommunications before March 1, 2006 and are now granted by the NCC; and

•	no bidding procedure is required.

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

Under regulations governing the fees payable for Type II licenses, operators of simple resale or network telephone services of E.164 or non-E.164 user numbers must pay an annual license fee equal to 1% of annual revenues generated from these services during the previous year. Type II service operators providing services other than simple resale or network telephone services of E.164 or non-E.164 user numbers must pay license fees ranging from NT$6,000 to NT$150,000 depending on their respective paid-in capital. For operators who operate over two or more businesses, their license fee shall be separately calculated but jointly collected. The regulations do not apply to integrated services providers who are permitted to provide Type II services without additional Type II Licenses.

The Directorate General of Telecommunications started to process the applications for allocating E.164 and non-E.164 user numbers (IP phone numbers) on November 15, 2005. A few operators, including our company, have applied for IP phone numbers. We applied to the NCC for E.164 user numbers and as of January 30, 2008, we have received approval to build a network with a capacity of 30,000 numbers. As we are governed by fixed-line regulations, we need to receive approval from the NCC for our operation rules, tariff and service agreement for IP phone numbers before we can commence E.164 service. We filed with NCC to return 30,000 E.164 numbers, and the application was approved by the NCC on July 1, 2011. Please refer to “—B. Business Overview” for further discussion.

Telecommunications Numbers

According to the Telecommunications Act, numbering codes, subscriber numbers, identification numbers and other telecommunication numbers will be distributed and managed by the NCC. These telecommunication numbers may not be used or changed without approval by the NCC. In order to maintain effective use of available telecommunication numbers, the Telecommunications Act empowers the NCC to reallocate and retrieve and to collect a usage fee for distributed telecommunication numbers. The NCC promulgated the Fee Standards for Special Telecommunication Numbers on March 18, 2010, effective immediately, requiring telecommunications service providers to pay 70% of revenues collected from the auctioning off and selection of “golden numbers” and the standard usage rates for “special identification numbers” in use.

Restrictions on Dominant Telecommunications Services Providers

Under the Telecommunications Act, the regulations governing dominant telecommunications services providers apply only to Type I service providers. A Type I service provider is deemed to be dominant if it meets any of the following criteria and was declared by the Ministry of Transportation and Communications or now the NCC as dominant:

•	controls key basic telecommunications infrastructure;

•	has dominant power over market price; or

•	has more than a 25% market share in terms of customers or revenues.

We have been declared by the former competent authority Ministry of Transportation and Communications as a dominant Type I service provider for fixed-line and GSM mobile services. On July 7, 2012, we have been classified as a dominant Type I service provider for 3G mobile services by the NCC. Under the Telecommunications Act, a dominant Type I service provider must not engage in the following activities:

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

Under the Administrative Regulations Governing Tariffs of Type I Telecommunications Enterprises, a dominant Type I service provider must submit its proposed adjustment in primary tariffs and promotional packages to the NCC for approval at least 14 days prior to the date of the proposed tariff changes and announce such change on media, website and business locations on the day after the NCC grants the approval. The tariff change will come into effect seven days after the announcement.

Primary tariffs include:

•	for fixed-line local telephone services: monthly fees, usage fees, monthly rental fees of leased lines and pay telephone usage fees;

•	for fixed-line domestic long distance telephone services: usage fees and monthly rental fees of leased lines;

•	for fixed-line international long distance telephone services: usage fees and leased line monthly rental fees;

•	for wireless services, including 3G mobile services: monthly rental fees and usage fees;

•	for internet services provided by dominant Type I service providers: connection and usage fees; and

•	other fees or tariffs announced by the Directorate General of Telecommunications before March 1, 2006 or by the NCC from March 1, 2006.

In addition, a dominant Type I service provider is required to set wholesale prices for the provision of its telecommunication services to other telecommunication enterprises. These telecommunication services and their suitable targets, all of which are subject to annual reviews by the NCC, include:

•	interface circuits (local and long distance) between internet access service providers and customers for Type I and Type II service providers

•	interface circuits (local and long distance) between internet access service providers for Type I and Type II service providers that are internet access service providers

•	interconnection circuits between Type I service providers and between Type I and Type II service providers of international simple resale, or ISR, and E.164 VoIP services

•	DSL-family (xDSL) circuits for fixed-line service providers and internet service providers

•	other local and long distance data circuits for Type I and Type II service providers

•	broadband internet interconnection for Type I and Type II service providers that are internet access service providers.

The initial wholesale prices set by a dominant Type I service provider may be the retail price less fees and expenses which need not be incurred, but shall not be higher than its promotional pricing. Changes in the wholesale price charged by a dominant Type I service provider may not be greater than (i) the retail price less fees and expenses which need not to be incurred but not greater than the promotional pricing; or (ii) the annual growth rate of the consumer price index in Taiwan minus the constant set by the NCC, whichever is the lower. The Administrative Regulations Governing Tariffs of Type I Telecommunications Enterprises further prohibits a dominant Type I service provider from practicing unfair competition against other telecommunication enterprises.

In comparison, all non-dominant Type I service providers are required to notify the NCC and the public of their proposed tariff adjustments seven days prior to the date of the proposed tariff change with respect to all tariffs. In addition, changes in tariffs charged by Type I service providers (notwithstanding the type of their respective services) may not, in any event, be greater than the annual growth rate of the consumer price index in Taiwan adjusted by an adjustment coefficient, which will be periodically determined and announced by the NCC. For example, if:

•	the annual growth rate of the consumer price index in Taiwan minus the adjustment coefficient is positive, the increased percentage of tariffs must not exceed such positive figure;

•

the annual growth rate of the consumer price index in Taiwan minus the adjustment coefficient is negative, the decreased percentage of tariffs must be at least the absolute value of such negative figure, and the tariffs used in the given year must not be higher than the decreased tariff; and

•	the annual growth rate of the consumer price index in Taiwan minus the adjustment coefficient equals to zero, no increase in tariffs is allowed to be made by any Type I service providers.

On January 29, 2010, the NCC announced that effective April 1, 2010 to March 31, 2013:

•	the adjustment coefficient to be applied to the tariff adjustment for the fixed-line integrated services is 4.816% and covers the following:

•	dominant providers of fixed-line services

•	tariffs of the following:

•	the monthly fee for ADSL leased line and the usage fee for domestic long distance telephone services (excluding public pay phones)

•	wholesale prices of the following:

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between internet service providers and their customers

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between an internet service provider and another internet service provider

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

•	the monthly fee for other local and domestic long distance leased lines

•	the interconnection fee for internet bandwidth interconnection

•	no adjustment coefficient will be applied to the call charges for the domestic fixed communication services during the following periods:

•

the integrated services operators and the domestic telephone services operators can determine the tariff adjustment for the domestic telephone services during the specific period and seek NCC’s approval or recognition

•	the specific periods include 11.00pm to 8.00am from Monday to Friday, 12.00am Saturday to 8.00am Monday, and the whole day of a national holidays

•	the adjustment coefficient to be applied to the tariff adjustment for the mobile services and the 3G mobile services is 5% and covers the following:

•	2G mobile service and 3G mobile service operators

•	tariffs of the following:

•	domestic short messaging services

•	calls made from a 2G mobile services customer or from a 3G service network to a domestic fixed communication network

•

calls made from a 2G mobile services customer or from a 3G service network to a 2G mobile service network, a 3G mobile service network, a 1900MHz Digital Low-Tier Cordless Telephone Services, or PHS, or WiMAX services

•	the adjustment coefficient to be applied to the cellular voice access charge will be announced separately after the amendment to the relevant regulations.

•	the adjustment coefficient to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan

The NCC required the service operators which are subject to the above tariff restrictions shall submit their tariff adjustment plans by March 12, 2010 to the NCC for approval. The NCC approved our tariff adjustment plan on March 24, 2010.

Type II service providers are free to establish their own tariff schemes, but are required to notify the NCC and the public upon adoption and upon any subsequent adjustments. The NCC approved our tariff adjustment plan on March 24, 2010.

The NCC announced an amendment of Administrative Regulation Governing Tariffs of Type I Telecommunications Enterprises, other applicable regulations and the adjustment coefficient on February 7, 2013. The material amendments are set forth below:

•	Only the dominate service provider will be subject to the restrictions on adjustment of the tariffs charged;

•

The adjustment of retail tariff charged for communications of long distance networks, international networks, and mobile (except for mobile prepaid calling card) will no longer be subject to NCC’s prior review and approval;

•

The coefficient applied to calculate the amount of xDSL monthly rents for local and long distance network circuits and other five wholesale services provided by the dominant providers will be adjusted to 5.1749%, which means the amount of rents will decrease for the fourth straight year; and

•	The amount of other primary tariffs charged by dominate service providers shall not be raised until March 31, 2017.

Accounting Separation System

The Telecommunications Act requires that a Type I service provider, including one who concurrently offers Type II services, separately calculate the profits and losses for its different businesses, or operating items, and prohibits any cross-subsidization among businesses, or operating items, that will impede fair competition.

Interconnection Arrangements

The Telecommunications Act requires all Type I service providers to allow other Type I service providers access to their networks. It further requires Type I service providers, within three months upon request by the other Type I service provider, to reach an agreement on the relevant terms for the interconnection. Prices charged for interconnection must be based on cost. If the parties fail to reach an agreement within three months, the NCC may, either at the request of the parties or on its own accord, arbitrate and determine the interconnection terms for the parties. The Telecommunications Act authorizes the Directorate General of Telecommunications or, from March 1, 2006, the NCC to issue rules and regulations pertaining to interconnection.

The Administrative Rules for Network Interconnection establishes the basis for determining the interconnection charge of a dominant Type I service provider, which shall be reviewed every four years. The interconnection charge of a dominant Type I service provider shall be reviewed by the NCC in advance, and the NCC has the right to modify the rate.

A dominant Type I service provider shall unbundle its network elements. The unbundled network elements shall contain the following:

•	local loops;

•	local switch transmission equipment;

•	local trunks;

•	toll switch transmission equipment;

•	long distance trunks;

•	international switch transmission equipment;

•	network interfaces;

•	directory equipment and services; and

•	signaling network equipment.

Unless otherwise provided by the laws, interconnection charge of the providers for mobile communications businesses and the 3G mobile communications business should be calculated based on the decrees issued by NCC. The foregoing shall apply, mutatis mutandis, to the calculation and reviewing method of the interconnection charge of the dominant providers for fixed communication services.

Unbundled network components of the providers for mobile communications businesses and the 3G mobile communications business include:

•	mobile telecommunications trunks;

•	mobile telecommunications base stations;

•	controlling equipment of mobile telecommunications base stations;

•	mobile telecommunications switch transmission equipment; and

•	other items recognized by the NCC.

The Administrative Rules for Network Interconnection Between Telecommunication Service Providers was further amended by the NCC on November 2011 specifying the charges for network interconnection among Type I service providers as follow:

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

•

tariffs schedules for the local telephone network subscribers using domestic long distance telephone services shall be set by the domestic long distance telephone services provider and tariffs shall be collected from the local telephone network subscribers using domestic long distance telephone services. Revenues or any uncollectible accounts from such tariffs shall go to the domestic long distance telephone services providers; and

•

tariffs schedules for the local telephone network subscribers using international long distance telephone services shall be set by the international long distance telephone services provider and collected from the local telephone network subscribers using international long distance telephone services. Revenues or any uncollectible accounts from such tariffs shall go to the international long distance telephone service providers.

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

Bottleneck Facilities

Under the Telecommunications Act, when a Type I service provider cannot construct bottleneck facilities within a reasonable period of time or substitute those facilities with other available technologies, it may request for co-location on a fee basis from the owner of the facilities located at the bottleneck of the relevant telecommunications network. The owner of the facilities so requested may not reject these requests without due cause. The NCC has the authority to prescribe facilities as bottleneck facilities, and has prescribed bridges, tunnels, lead-in tubes and telecommunications chambers located within buildings and horizontal and vertical telecommunications cables and lines as bottleneck facilities in relation to fixed-line telecommunications networks. The NCC, in an announcement on December 21, 2006, has defined local loop facilities as the “bottleneck” of the telecommunications network and amended the Administrative Rules for Network Interconnection Between Telecommunication Service Providers in April 2007, providing that we, as a Type I service provider, can only charge other local telephone service providers at cost for local loop services. The rental tariff is derived from a cost basis and must be approved by the NCC each year.

Spectrum Allocation

The Ministry of Transportation and Communications is responsible for allocating all telecommunications related frequencies primarily according to the standards set by the International Telecommunications Union. The NCC is responsible for the licensing of operators to use these frequencies. The 900 MHz and 1,800 MHz frequency bands have been allocated for 2G mobile services and the licenses will be expired in June 2017. A total of 40 MHz of FDD spectrum around the 850 MHz frequency band and a total of 110 MHz of FDD spectrum and 20 MHz of TDD spectrum around the 2 GHz band have been allocated for 3G mobile services.

The Executive Yuan announced in September 2012 to open up the 4G/mobile broadband licenses, and the NCC will complete the auction process for the 135MHz paired FDD spectrum over 700 MHz, 900 MHz, and 1800MHz frequency bands by December 2013.

Provision of Universal Services

Under the Telecommunications Act, a Type I service provider may be required by the NCC, previously the Ministry of Transportation and Communications, to provide universal telecommunications services in remote or unprofitable areas. These services include voice communication services, such as public phones, and data communication services, such as internet provision for libraries and public primary and secondary schools. All Type I service providers and certain Type II service providers designated by the NCC, previously the Ministry of Transportation and Communications, will be required to contribute a fixed portion of their annual revenues to a universal services fund. Such a fund will be used to compensate for any losses, bad debts and management fees incurred by the relevant Type I service provider in providing the universal services. All providers of universal services cannot refuse any request for service, unless for legitimate reasons, and cannot charge more than the predetermined tariffs.

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

Number Portability

According to the Telecommunications Act and the Administration Rules Governing Number Portability, Type I service providers shall provide number portability service which enables customers to retain their existing local and toll free fixed-line telephone numbers or mobile phone numbers when they switch from the original Type I service provider to other Type I service provider. Meanwhile, Type I service providers shall mutually grant each other number portability services on a reciprocal basis, and shall conform in accordance with the principle of impartiality and reasonableness, and shall not be discriminatory.

Under the regulation, we are required to provide number portability service for fixed-line customers in Taipei City, New Taipei City, Keelung City, Taichung City, Kaohsiung City and other areas where there are two or above fixed-line service providers. We have also provided number portability service for mobile communication customers since October 15, 2005. Pursuant to the regulation, we shall compile and submit related information of number portability for the previous six months to NCC by January 10 and July 10 of each year.

Local Loop Unbundling

In December 2006, the NCC defined the local loop as facilities “at the bottleneck of telecommunications networks” in accordance with the Regulations Governing Fixed Network Telecommunications Businesses. The NCC requires us to unbundle the local loops and allow other telecommunications operators to use these connections. The local loop or last mile connections are the physical wire connections between the telephone exchange’s central office to the customer’s premises usually owned by the incumbent telephone company. The NCC further amended the “Administrative Rules for Network Interconnection between Telecommunication Service Providers” in April 2007 which provides that we can only charge other local telephone service providers at cost for local loop services instead of on the basis of commercial negotiations.

Co-location

We have been declared by the former competent authority NCC as a dominant Type I service provider for fixed-line and mobile services. According to the Telecommunication Act, the Regulations Governing Fixed Network Telecommunications Businesses and the Administrative Rules for Network Interconnection between Telecommunication Service Providers, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. As of the end of 2012, we are currently co-locating 27 POI sites and two cable stations with other Type I fixed-line service providers and 10 POI sites with other Type I mobile service providers.

Ownership Limitations

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the Organization Law. On July 18, 2006, the Ministry of Transportation and Communications and the NCC reached an agreement where the Ministry of Transportation and Communications will have the authority to adjust foreign ownership limits only after negotiations with the NCC. On June 14, 2007, we applied to both the NCC and the Ministry of Transportation and Communications, asking for an increase in direct and indirect foreign ownership cap of our common shares. After consultation with the NCC, the Ministry of Transportation and Communications raised our foreign ownership cap of direct and indirect shareholdings from 49% to 55%. Our foreign ownership limitation of total direct shareholdings remained at 49%.

Under the current Telecommunications Act, the Chairman of a Type I service provider is required to be a citizen of the Republic of China.

Fair Trade Act

The requirements and restrictions under the Telecommunication Act regarding price control, IP peering, equal access and accounting separation regulates certain competitive activities among telecommunication industries and aims to reduce the occurrence of anti-competition activities.

By comparison to the Telecommunications Act, the Fair Trade Act, or the FTA, plays a more comprehensive role in regulating all matters relating to competition between enterprises. The Fair Trade Act seeks to deter and prevent anti-competitive conduct by granting the Fair Trade Commission’s powers to investigate and to impose penalties.

The Fair Trade Act is administered and enforced by the Fair Trade Commission, or the FTC, which has independent administration rights granted to it under the Fair Trade Act and is empowered to impose disciplinary actions for fair trade matters. The Fair Trade Commission may initiate an investigation either on its own account in accordance with its discretion granted by the Fair Trade Act or upon receipt of a complaint.

Regulation on Telecommunication Enterprise with Monopoly Status

The term “monopoly” used in the FTA refers to the circumstance where an enterprise conducts its business operation in a relevant market without facing any competition or where an enterprise is able to dominate the relevant market and block competition in the market. If there are two or more enterprises within the same market that do not engage in any price competition with each other, the whole group of non-competing enterprises should be deemed as a single monopoly enterprise in the market.

According to the FTA, an enterprise or a group of enterprises will not be considered as monopolistic enterprise(s) if none of the following circumstances exists:

•	the market share of the enterprise in a relevant market reaches one-half of the market;

•	the combined market share of two enterprises in a relevant market reaches two-thirds of the market; and

•	the combined market share of three enterprises in a relevant market reaches three-fourths of the market.

If the market share of any respective enterprise does not reach one-tenth of the relevant market or if the amount of the enterprise’s total sales in the preceding fiscal year is less than one billion NT dollars, such enterprise shall not be considered as a monopolistic enterprise in the relevant market. Notwithstanding the above, the FTC has the ultimate discretion to consider an enterprise as a monopolistic enterprise upon any other events evidencing such enterprise’s capability to affect the supply and demand in relevant market or eliminate competition.

Under the FTA, any enterprise with monopoly status is prohibited from engaging in any of the following activities:

•	directly or indirectly, by using any unfair method to prevent any other enterprises from competing;

•	improperly set, maintain or change the price for goods or the remuneration for services;

•	forcing the enterprise’s trading counterpart to give preferential treatment without justification; or

•	abusing its market power.

According to the FTC’s Explanation on Regulations Governing Telecommunication Industry, a telecommunication enterprise with monopoly status is likely to be involved with the following activities regulated by the FTA: conducting predatory pricing, price squeezing, cross-subsidies, price discrimination, blocking access to essential facilities, entering into long-term agreements to restrict the ability to change counterparties.

Regulations on Combination Between Telecommunication Enterprises

The term “merger” used in the FTA refers to any of the following circumstances:

•	where an enterprise and another enterprise are merged into one;

•	where any enterprise holds or acquires more than one-thirds of total voting shares or capital of another enterprise;

•	where any enterprise is assigned by or leases from another enterprise the whole or the major part of the business or properties of such other enterprise;

•	where any enterprise operates jointly with another enterprise on a regular basis or is entrusted by another enterprise to operate the latter’s business; or

•	where any enterprise directly or indirectly controls the business operation or the appointment or discharge of personnel of another enterprise.

If any merger between or among multiple enterprises falls within any of the following circumstances, a prior approval granted by the FTC shall be required:

•	as a result of the merger, the enterprise will own at least one-third of the total market share;

•	there is any enterprise involved with the merger has one fourth of the market share; or

•	the sales amount for the preceding fiscal year of one of the enterprises involved with the merger exceeds the threshold amount publicly announced by the FTC from time to time.

Once the telecommunication enterprise files the merger application with the FTC, the FTC will evaluate the pros and cons of the merger by weighing the potential economic efficiency against the disadvantage of reduced competition. If the FTC finds the potential economic efficiency generated from the merger should be able to offset the disadvantage of reduced competition caused, the FTC will grant the approval for the merger.

Regulations on Concerted Action (Cartel) in Telecommunication Industry

The term “concerted action (cartel)” as used in the FTA means the conduct of any enterprise, by means of contract, agreement or any other form of mutual understanding, with any other competing enterprise, to jointly determine the price of goods or services, or to limit the terms of quantity, technology, products, facilities, trading counterparts, or trading territory with respect to such goods and services, and thereby to restrict each other’s business activities. Notwithstanding the above, the term concerted action as used in the FTA is limited to any horizontal concerted action at the same production and/or marketing stage that would affect the market function of production, trade in goods, or supply and demand of services. Under the FTA, the enterprises are prohibited from engaging in any concerted actions unless the FTC holds the concerted action may be beneficial to overall economy and public interest.

According to the FTC’s Explanation on Regulations Governing Telecommunication Industry, a telecommunication enterprise may be able to involve with the following concerted actions: entering into common pricing agreement, restriction of output and market segregation, concerted refusal to deal, or entering into agreement for exchange of information.

Regulations on Unfair Competition in Telecommunication Industry

The FTA prohibits any enterprise from conducting any of the following activities that may restrict competition or impede fair competition:

•	forcing another enterprise to discontinue supply, purchase or other business transactions with a particular enterprise for the purpose of injuring such particular enterprise;

•	treating another enterprise discriminatively without justification;

•	forcing the trading counterpart(s) of its competitor(s) to do business with itself by way of coercion, inducement with interest, or other improper means;

•	forcing another enterprise to refrain from competing in price, or to take part in a merger or a concerted action by coercion, inducement with interest, or other improper methods;

•

acquiring undisclosed information of another enterprise regarding the production and sales, information concerning trading counterparts or other technology related secret by way of coercion, inducement with interest, or other improper means; or

•	setting improper restrictions on its trading counterparts’ business activity as the condition to reach business engagement.

According to the FTC’s Explanation on Regulations Governing Telecommunication Industry, the telecommunication enterprise may be involved with the following activities that may restrict competition or impede fair competition: conducting vertical trading restraint, boycott, discrimination, improper sales discount, sales with gift or lottery or tie-in sales.

Regulations on the Representations or Symbol Used by Telecommunication Enterprise on Goods or in Advertisement

The FTA prohibits any enterprise from making or using false or misleading representations or symbol as to price, quantity, quality, content, production process, production date, valid period, method of use, purpose of use, place of origin, manufacturer, place of manufacturing, processor, or place of processing on goods or in advertisements, or in any other way making known to the public.

Other Regulations

In addition to the competitive activities expressly regulated by the FTA, the enterprise shall further be prohibited from conducting any fraudulent activity or significantly unfair activity that may impact the trade order.

The FTC may order any enterprise that violates any of the provisions of the FTA to cease therefrom, rectify its conduct or take necessary corrective action within the time prescribed in the order; in addition, the FTC may assess upon such enterprise an administrative fine of not less than NT$50,000 nor more than NT$25,000,000. Should such enterprise fails to cease therefrom, rectify the conduct or take any necessary corrective action after the lapse of the prescribed period, the FTC may continue to order such enterprise to cease therefrom, rectify the conduct or take any necessary corrective action within the time prescribed in the order, and each time may successively assess thereupon an administrative fine of not less than NT$100,000 nor more than NT$50,000,000 until its ceasing therefrom, rectifying its conduct or taking the necessary corrective action.

If the FTC finds an enterprise liable for violation of regulations governing monopoly or concerted action (cartel), the FTC could impose a monetary fine of up to 10% of the total sales of the enterprise in the preceding fiscal year.

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

Personal Data Protection

On May 26, 2010, the President of the Republic of China announced the amendment of the Personal Information Protection Act, or PIPA, which replaced the former Computer-Processed Personal Data Protection Act, or CPPDPA, and became fully effective on October 1, 2012, except for its Articles 6 and 54 that await further determination by the Executive Yuan. Under the PIPA, every individuals or governmental or non-governmental agencies, including us, should be subject to certain requirements and restrictions for collecting, processing or using personal data. The definition of “personal data” is extended to cover a broad scope, including name, birthday, ID, special features, fingerprints, marriage status, family, education, occupation, medical records, medical history, generic information, sex life, health examination report, criminal records, contact information, financial status, social activities, and any other data which is sufficient to directly or indirectly identify a specific person. If we fail to comply with the PIPA, we may be subject to serious punishment for civil claims, criminal offenses and administrative liabilities: the ceiling of the aggregate compensation amount for damages payable in a single case will be up to NT$200 million or the actual value of loss arising from our violation provided the amount of actual value of such loss is higher than NT$200 million; the defendant may be subject to an imprisonment of up to five years; and the penalty for administrative liabilities will be up to NT$500,000 for each violation, and may be imposed consecutively if such violation continues.

Statute of Chunghwa Telecom Co., Ltd.

The Executive Yuan, on April 27, 2012, proposed a motion for the abolishment of the Statute of Chunghwa Telecom Co., Ltd. for legislative approval. We cannot determine when this motion will be approved by the Legislative Yuan. Under Republic of China law, the Statute of Chunghwa Telecom Co., Ltd will continue in effect until the Legislative Yuan formally approves the motion and the President of the Republic of China pronounces the abolishment of the law.

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

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2013.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2012 have been translated into U.S. dollar amounts using US$1.00=NT$29.05, set forth in the statistical release of the Federal Reserve Board on December 31, 2012. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

Changes in our revenue composition and sources of revenue growth

Our domestic fixed communications business revenues are derived primarily from the provision of local, domestic long distance, broadband access, leased line service, MOD, domestic data services and domestic other services including information and communication technologies, cloud services, corporate solution services, billing handling services and the leasing of real estate properties. In addition, we also derive fixed-line revenues from providing interconnection services to other carriers. Our revenues from mobile communications business are principally derived from the provision of mobile services, sales of mobile handsets and data cards and mobile other services. Our revenues from internet business are generated principally from HiNet internet service, internet VAS, data communication services, internet data center, and internet other services including information and communication technologies and cloud services. Our revenues from international fixed communications business derived primarily from international long distance, international leased line, international data services, satellite services, and international other services. Our other revenues are principally derived from non-telecom services.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2010	2011	2012
Revenues:
Domestic fixed communications business	34.9%	36.5%	34.3%
Mobile communications business	44.0	42.8	45.8
Internet business	12.1	11.4	11.2
International fixed communications business	7.7	7.0	7.0
Others	1.3	2.3	1.7

Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last three years. We derive domestic fixed communications from the provision of ADSL and FTTx access services that provides customers with data access lines. The percentage of total revenues derived from domestic fixed communication increased in 2011 was mainly due to the change in policy for collecting the tariffs for fixed-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011, which gave our fixed communications business the right to set and collect the tariffs for fixed-line-to-mobile phone calls. The percentage of total revenues derived from domestic fixed communication decreased in 2012 was mainly due to tariff reductions for ADSL and domestic long distance call services and the decline of local call service revenue because of mobile and VoIP substitution. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

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

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of HiNet Internet service and Internet value-added services. The percentage of revenues from internet services within total revenues decreased in 2012 compared to 2011, mainly due to the tariff reduction in internet services along with the ADSL tariff reduction.

Our international fixed communications business was also an important source of our revenues over the last three years. We derived our international fixed communications revenues mainly from international long distance telephone services, international leased line services and international data services. The revenues from our international fixed communications business as a percentage of our total revenues remained flat from 2011 to 2012, while international long distance telephone services revenue continued to decline due to VoIP substitution.

Our other revenues decreased from 2011 to 2012 primarily due to lower property sales by our subsidiary, Light Era Development Co., Ltd., in 2012 compared to 2011.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

The NCC passed a resolution on December 21, 2006 adopting a price reduction plan requiring the continuous reduction in telecommunication tariffs over three years. Minimum reductions of 4.88% for fixed-line to mobile call tariffs, 4.88% for the tariffs of our highest monthly rate plan, 4.88% for mobile prepaid calling card tariffs and 5.35% for ADSL tariffs must be made each year. The price reduction plan also required us to stop collecting a NT$5.0 monthly maintenance fee from our fixed-line customers who have paid at least 20 years worth of tariffs and customers who chose self-maintenance starting January 1, 2008 and a NT$70.0 fixed-line basic charge from our ADSL customers who only use data services. On January 29, 2010, the NCC announced a new tariff reduction plan starting on April 1, 2010 to March 31, 2013. The percentage of decrease set by NCC was ΔCPI- 4.816% for IP Peering fees, domestic leased-line fees, ADSL access fees and long distance tariffs, and ΔCPI- 5.00% for fees for mobile calls to local fixed-lines and other networks and domestic mobile SMS, where ΔCPI is the year-over-year change of the consumer price index of previous year released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan. The ΔCPI for 2010 that was used for the tariff reduction starting from April 1, 2011 was 0.96%; the ΔCPI for 2011 that was used for the tariff reduction starting from April 1, 2012 was 1.42%; and the ΔCPI for 2012 that was used for the tariff reduction starting from April 1, 2013 was 1.93%. On February 7, 2013, the NCC announced a new plan for tariff reductions in wholesale tariffs for IP peering and domestic leased line services, and in monthly fees for fixed-line broadband services (excluding fiber-to-the-home, or FTTH, and fiber-to-the-building, or FTTB) over a period of four years starting on April 1, 2013, which are subject to a reduction by ΔCPI -5.1749%. While mobile tariffs will not be regulated in this round, according to the revised Administrative Rules for Network Interconnection, the mobile interconnection fees should be reduced from the current NT$2.15 per minute to NT$1.15 per minute, over the period of four years starting from January 5, 2013. In addition, each operator was required by the NCC to submit a mobile voice service tariff reduction plan along with the interconnection rate reduction, and the new mobile voice service tariffs became effective on April 1, 2013.

On January 1, 2011, we implemented the NCC’s change in policy for collecting the tariffs of fixed-line-to-mobile calls from mobile service providers to fixed communications service providers. As a result, our fixed communications business now has the right to set and collect the tariffs for fixed-line-to-mobile phone calls.

On June 22, 2011, we implemented a discounted tariff along with broadband speed upgrade for our broadband service, under which we provided a 30% or more discount to subscribers of 20 Mbps, 50 Mbps or 100 Mbps broadband access services. We further reduced our ADSL tariffs by approximately 20% starting from 2012 in order to attract more broadband customers. In April 2013, we implemented another discounted tariff for our ADSL and fiber broadband service.

In addition, in 2011, there were complaints from the general public regarding our mobile data network congestion. To address the situation, we adopted measures such as offering a 20% discount of the mobile data monthly fees from August 2011 to the end of 2012 for customers whose monthly data usage volume was less than one gigabyte.

As requested by the Legislative Yuan and NCC, we implemented a discounted tariff for telecommunication services from Kinmen, Matsu and Penghu Islands to Taiwan in April 1, 2011. We further applied one single tariff to all the telecommunication services for the entire country since January 2012.

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

•

the deployment of a high-capacity long-haul reconfigurable optical add drop multiplexing system and a nationwide internet protocol backbone network with thousands of Gbps switching routers for internet and managed IP services; and

•	the expansion and upgrade of our mobile services network as well as WiFi/Femtocell to improve indoor and outdoor 3G mobile network coverage and transmission speed for mobile internet.

As a result, we made aggregate capital expenditures of NT$140.4 billion over the period from January 1, 2008 to December 31, 2012.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are upgrading our public switched telephone network to a next-generation network, which will have more capacity, greater upgrade flexibility, and increased operational efficiencies. We have also devoted resources toward the effective upgrade of our 3G mobile network to 3.5G and HSPA+/Dual cell HSPA+ and the continuing build-out of our FTTx infrastructure. In addition, we are planning to deploy green internet Data Centers and service delivery network for the innovative services, such as cloud computing, fixed mobile convergence services and four-screen digital convergence services.

Provisions for pension payments to our employees

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2010, 2011 and 2012, personnel expenses represented 30.4%, 27.6% and 25.9% of our total operating costs and expenses, respectively, and pension costs represented 2.0%, 1.8% and 1.8% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	For the year ended December 31,
	2010		2011		2012
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	22.9	15.8%	23.6	14.6%	24.3	14.2%
Insurance	1.9	1.3	2.0	1.2	2.3	1.3
Pension	2.9	2.0	3.0	1.8	3.1	1.8
Other	16.4	11.3	16.2	10.0	14.7	8.6

Total personnel expenses	44.1	30.4%	44.8	27.6%	44.4	25.9%

Total operating costs and expenses	145.0	100.0%	162.4	100.0%	171.2	100.0%

At the time of our privatization, we settled all of our then existing defined benefit pension obligations in full. After completing our privatization on August 12, 2005, all of our continuing employees were deemed to have commenced employment as of August 12, 2005 for seniority purposes under our pension plans in effect after privatization. Under applicable Republic of China regulations, upon our privatization, the Ministry of Transportation and Communications assumed the obligation to make annuity payments to all of our employees that retired before our privatization.

Taxation

The income tax rate for profit-seeking enterprises is 17% in the Republic of China. We benefit from tax incentives, including tax credits of up to 15% of some of our research and development expenses in accordance with the Statute for Innovating Industries. We also qualify for tax benefits at a rate of 5% to 15% of our investment amount for qualified equipment and technology under the Statute for Upgrading Industries. However, due to the expiration of the Statute for Upgrading Industries at the end of 2009, we will no longer receive tax credits for new investments in automation, employee training expenditures incurred, and equipment and technology purchased after January 2010. As a result, though our effective tax rate was 15.8%, 15.2% and 16.1% in 2010, 2011 and 2012, respectively, our effective tax rate may rise in the future because of fewer tax incentives.

In 1997, the Income Tax Law of the Republic of China was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year are assessed with a 10% retained earnings tax. See “Item 10. Additional Information—E. Taxation—Republic of China Taxation—Dividends”. This has not had an impact on our financial results of operations because of our high dividend payout policy.

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

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, internet and data services and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

We recognize other revenues as follows: (i) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (ii) monthly fees (on fixed-line services, mobile and internet and data services) are accrued every month, and (iii) prepaid services (fixed-line, mobile and internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires. Where we enter into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Relative fair values are based on the selling prices of 3G data cards and handsets sold on a standalone basis and the monthly fees on the subscription contracts.

Where we sell products to third-party cellular phone stores we record the direct sale of the products, typically handsets, as gross revenue when we are the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Impairment of Accounts Receivable

We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments before January 1, 2011. We assess the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, we adopted the third-time revised Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement”. One of the main revisions is that the impairment of receivables originated by us should be covered by No. 34. Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

We implemented new measures starting from 2010 which have improved the collectability of our accounts receivable. These new procedures, which include enhanced credit assessments, strengthened overall risk management and improvements in bill collection practices, have reduced our exposure to uncollected receivables. These improvements enabled us to refine our estimates, which led to the reversal in the allowance for bad debt.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the period of time over which depreciation and amortization expense should be recorded. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment quarterly, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations. We did not have a significant impairment loss of long-lived assets in 2011, but had NT$66 million impairment loss in 2010. In 2012, we determined that partial land and telecommunication equipment were impaired and recognized an impairment loss of NT$1,505 million (US$51.8 million). In 2012, we also recognized impairment losses of NT$4.8 million (US$0.2 million), NT$35 million (US$1.2 million) and NT$20 million (US$0.7 million) for intangible assets, idle assets and other assets, respectively.

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

The process of assessing whether a particular cost method investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these long-term investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the net asset values as well as the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of non-foreign private issuers, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the book value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2012, we recognized impairment losses of NT$176 million (US$6.1 million) for the investments classified as financial assets carried at cost due to adverse changes in industry conditions and operating performance that was below expectations. Note 14 to our consolidated financial statements included elsewhere in this annual report sets forth the individual impairment loss of each investee.

Valuation of long-lived assets and intangible assets

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

When an indication of impairment is identified for long-lived assets and intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

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

We had a valuation allowance of NT$109 million (US$3.8 million) on our deferred tax asset balance as of December 31, 2012. We do not have a full valuation allowance on the deferred tax asset, as we believe these benefits will be partially realizable based on our projection of future operating income. If we experience a significant decrease in our future operating income, our ability to realize the deferred tax assets could be negatively impacted, and thus an increase in the valuation allowance might be required.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology based enterprises are recognized using the flow through method. Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision. Under ROC GAAP, income taxes of 10% on undistributed earnings are recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated. Under U.S. GAAP, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

Effective from January 1, 2007, we adopted a guidance prescribing the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return under U.S. GAAP. This guidance also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with this guidance is a two-step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the estimates. The adoption of this guidance did not have a material impact on our results of operation, financial position and cash flows. We did not identify significant unrecognized tax benefits for each of the years ended December 31, 2010, 2011 and 2012. It is highly unlikely that we will incur any interests or penalties related to potential underpaid income tax expenses.

Our Financial Reporting Obligations

Our ongoing financial reporting in our Form 20-F annual reports and interim financial reporting furnished to the SEC on Form 6-K had been based on U.S. GAAP through fiscal year 2007. Beginning with our first quarter interim financial report furnished on Form 6-K and our Form 20-F annual report for fiscal year 2008, we prepared our financial statements under ROC GAAP, with reconciliations to U.S. GAAP.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in billions)
Revenues:
Domestic Fixed Communications	70.7	79.4	75.5	2.6
Mobile communications	89.0	93.0	100.8	3.5
Internet	24.5	24.8	24.8	0.9
International fixed communications	15.5	15.2	15.3	0.5
Others	2.7	5.1	3.7	0.1

Net revenues	202.4	217.5	220.1	7.6

Operating costs and expenses:
Operating costs	115.3	131.5	141.2	4.9
Operating expenses:
Marketing	22.5	23.2	22.3	0.8
General and administrative	4.0	4.2	4.0	0.1
Research and development	3.2	3.5	3.7	0.1

Total operating costs and expenses	145.0	162.4	171.2	5.9
Income from operations	57.4	55.1	48.9	1.7
Other income, net	0.3	1.6	—	—

Income before income tax expense	57.7	56.7	48.9	1.7
Income tax expense	9.1	8.6	7.9	0.3

Consolidated net income	48.6	48.1	41.0	1.4

Attributable to:
Stockholders of the parent	47.6	47.1	39.9	1.4
Minority interests	1.0	1.0	1.1	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	34.9%	36.5%	34.3%
Mobile communications	44.0	42.8	45.8
Internet	12.1	11.4	11.2
International fixed communications	7.7	7.0	7.0
Others	1.3	2.3	1.7

Total revenues	100.0%	100.0%	100.0%

Operating costs and expenses:
Operating costs	57.0%	60.5%	64.2%
Operating expenses:
Marketing	11.1	10.7	10.1
General and administrative	2.0	1.9	1.8
Research and development	1.6	1.6	1.7

Total operating costs and expenses	71.7	74.7	77.8
Income from operations	28.3	25.3	22.2
Other income, net	0.2	0.8	—

Income before income tax expense	28.5	26.1	22.2
Income tax expense	4.5	4.0	3.6

Consolidated net income	24.0%	22.1%	18.6%

Attributable to:
Stockholders of the parent	23.5%	21.6%	18.1%
Minority interests	0.5%	0.5%	0.5%

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before tax.

The year ended December 31, 2012 compared with the year ended December 31, 2011

Revenues

Our revenues increased by 1.2% from NT$217.5 billion in 2011 to NT$220.1 billion (US$7.6 billion) in 2012. This increase was primarily due to increase in revenues generated from mobile communications business sector.

Domestic fixed communications

Domestic fixed communications revenues comprised 36.5% and 34.3% of our revenues in 2011 and 2012, respectively. Our domestic fixed-line revenues decreased by 4.9% from NT$79.4 billion in 2011 to NT$75.5 billion (US$2.6 billion) in 2012.

Local telephone services. Our local telephone revenues decreased from NT$41.7 billion in 2011 to NT$40.2 billion (US$1.4 billion) in 2012. This reflects a 7.7% decline in traffic volume from 15.6 billion minutes in 2011 to 14.4 billion minutes in 2012. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to mobile and internet telephone services. We expect this trend to continue as broadband and mobile services become more widely adopted in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 34.9% from NT$5.8 billion in 2011 to NT$3.8 billion (US$0.1 billion) in 2012. This decrease was mainly due to domestic long distance call tariff reduction starting from 2012. The increase in traffic volume was primarily due to the tariff reduction. Our interconnection revenues also decreased primarily because the telecommunications operators construct their own interconnection circuit.

Broadband access. The number of our ADSL customers decreased from 2.1 million in 2011 to 1.8 million in 2012 due to customer migration to our FTTx services. There was an increase in the number of FTTx customers from approximately 2.4 million in 2011 to approximately 2.7 million in 2012. Broadband access revenue decreased from NT$20.4 billion for 2011 to NT$19.2 billion (US$0.7 billion) for 2012 mainly due to the approximate 20% tariff reduction in ADSL starting from 2012, and the NCC’s mandated tariff reduction.

Domestic leased line. Our overall leased line tariffs have continued to be adversely affected by competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to broadband services. Domestic leased line revenue decreased from NT$5.7 billion for 2011 to NT$5.4 billion (US$0.2 billion) for 2012.

MOD. Our MOD revenues increased by 36.0% from NT$1.4 billion in 2011 to NT$2.0 billion (US$0.1 billion) in 2012. This increase was due to the increases in the number of subscribers and in the average revenue per user.

Others. Other revenues increased by 14.0% from NT$4.4 billion in 2011 to NT$4.9 billion (US$0.2 billion) in 2012. This increase was mainly due to an increase in corporate solution ICT business and the hot selling of high definition TV.

Mobile communications

Revenues from our mobile communications business segment comprised 42.8% and 45.8% of our revenues in 2011 and 2012, respectively. Revenues from our mobile communications business segment increased by 8.4% from NT$93.0 billion in 2011 to NT$100.8 billion (US$3.5 billion) in 2012. This increase was principally due to the growth of mobile VAS revenue and handset sales revenue offsetting the decline of mobile voice revenue over years. The growth of mobile voice traffic was mainly due to our promotional plans.

Mobile services. Revenues from our mobile services comprised 32.6% and 32.9% of our revenues in 2011 and 2012, respectively. Revenues from our mobile services increased by 2.2% from NT$70.9 billion in 2011 to NT$72.5 billion (US$2.5 billion) in 2012 due to the growth of mobile VAS revenue from NT$15.2 billion in 2011 to NT$20.4 billion (US$0.7 billion) in 2012, which offset the decline of mobile voice revenue.

Sales of mobile handsets and data cards. Revenues from our sales of mobile handsets and data cards comprised 10.1% and 12.8% of our revenues in 2011 and 2012, respectively. Revenues from our sales of mobile handsets and data cards increased by 28.3% from NT$22.0 billion in 2011 to NT$28.2 billion (US$1.0 billion) in 2012. This increase was principally due to the strong sales of mobile smart phones.

Internet

Internet revenues comprised 11.4% and 11.2% of our revenues in 2011 and 2012, respectively. Our revenues attributable to our internet business remained flat at NT$24.8 billion (US$0.9 billion) in 2011 and 2012. The increase in the internet VAS revenue was offset by the tariff reduction for the HiNet ISP service along with the broadband access tariff reduction. As of December 31, 2012, approximately 82.8% of our broadband customers were also HiNet subscribers, using HiNet as their ISP.

International fixed communications

As a percentage of our revenue, international fixed communications revenues remained flat at 7.0% in 2011 and 2012. Our international fixed communications revenues increased by 0.7% from NT$15.2 billion in 2011 to NT$15.3 billion (US$0.5 billion) in 2012. This increase was mainly due to the increase in revenues from our international leased line services and international data services.

International long distance telephone services. Our international long distance telephone revenues decreased by 2.9% from NT$12.4 billion in 2011 to NT$12.1 billion (US$0.4 billion) in 2012 due to market competition.

International leased line and international data services. Our international leased line and international data revenues increased by 12.1% from NT$2.1 billion in 2011 to NT$2.5 billion (US$0.1 billion) in 2012. The increase was mainly because of the overseas market expansion and the increased demand of multinational corporations.

Others

Other revenues comprised 2.3% and 1.7% of our revenues in 2011 and 2012, respectively. Our other revenues decreased by 27.1% from NT$5.1 billion in 2011 to NT$3.7 billion (US$0.1 billion) in 2012. The decrease was mainly due to lower property sales by our subsidiary, Light Era Development Co., Ltd., in 2012 compared with 2011.

Operating Costs and Expenses

Our operating costs and expenses increased by 5.4% from NT$162.4 billion in 2011 to NT$171.2 billion (US$5.9 billion) in 2012. This increase was primarily due to an increase in costs of handsets sold. As a percentage of revenues, operating costs and expenses increased from 74.7% in 2011 to 77.8% in 2012.

Operating Costs

Operating costs include depreciation and amortization expense, personnel expenses, cost of goods sold, interconnection and service expense, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 7.4% from NT$131.5 billion in 2011 to NT$141.2 billion (US$4.9 billion) in 2012. This increase was primarily a result of an increase of NT$8.5 billion (US$0.3 billion) in cost of goods sold due to an increase in the sales of smart phones, an increase of NT$0.5 billion (US$0.02 billion) in rental expenses, an increase of NT$0.3 billion (US$0.01 billion) in maintenance and material expenses in order to support our broadband and mobile internet service build-out, an increase of NT0.3 billion (US$0.01 billion) in the electricity expense due to the increase in electricity tariff, and a NT$0.3 billion (US$0.01 billion) increase in ICT costs due to the growth in ICT business. These increases were partially offset by a decrease of NT$0.4 billion (US$0.01 billion) in personnel expenses mainly due to the decrease in amount of bonuses paid.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, decreased by 3.9% from NT$23.2 billion in 2011 to NT$22.3 billion (US$0.8 billion) in 2012. This decrease was primarily a result of a NT$1.5 billion (US$0.05 billion) reversal of bad debts allowance, which was partially offset by an increase of NT$0.5 billion (US$0.02 billion) in expenses relating to personnel and marketing-related activities from our subsidiary, Senao. See “—Critical Accounting Policies—Impairment of Accounts Receivable” for a discussion of our policy for bad debts allowance.

General and administrative

Our general and administrative expenses decreased by 4.8% from NT$4.2 billion in 2011 to NT$4.0 billion (US$0.1 billion) in 2012. This decrease was primarily a result of a NT$0.1 billion (US$0.01 billion) decrease due to deconsolidation of a subsidiary after we lost control over it in June 2011, and a NT$0.1 billion (US$0.01 billion) decrease in bonus.

Research and development

Our research and development expenses increased by 5.7% from NT$3.5 billion in 2011 to NT$3.7 billion (US$0.1 billion) in 2012. This increase was principally a result of an increase in the number of research and development employees we hired in 2012.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
For the year ended December 31, 2012
Operating costs and expenses	76.4	81.4	19.0	16.2	7.9	(29.7)	171.2
Depreciation and amortization	19.4	8.7	2.7	1.4	0.3	—	32.5
For the year ended December 31, 2011
Operating costs and expenses	76.7	72.3	17.2	15.8	8.0	(27.6)	162.4
Depreciation and amortization	20.1	8.3	2.3	1.3	0.3	—	32.3

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 0.4% from NT$76.7 billion in 2011 to NT$76.4 billion (US$2.6 billion) in 2012, primarily due to a NT$0.7 billion (US$0.02 billion) decrease in bonus, which was partially offset by a NT$0.4 billion (US$0.01 billion) increase in corporate solution services and ICT costs.

Mobile communications

Our mobile communications operating costs and expenses increased by 12.6% from NT$72.3 billion in 2011 to NT$81.4 billion (US$2.8 billion) in 2012. This increase was primarily due to an increase of NT$7.6 billion (US$0.3 billion) in cost of handsets sold, and a NT$1.9 billion (US$0.1 billion) increase in leased line and internet access expenses resulting from the increasing leased lines and higher speed rate to support our mobile internet services.

Internet

Our internet operating costs and expenses increased by 10.5% from NT$17.2 billion in 2011 to NT$19.0 billion (US$0.7 billion) in 2012. This increase was primarily due to a NT$0.8 billion (US$0.03 billion) increase in leased line expenses to promote the broadband access speed, a NT$0.4 billion (US$0.01 billion) increase in depreciation and amortization expenses due to increasing cloud computing related facilities, and a NT$0.2 billion (US$0.01 billion) increase in corporate solution services and ICT costs.

International fixed communications

Our international fixed communications costs and expenses increased by 2.5% from NT$15.8 billion in 2011 to NT$16.2 billion (US$0.6 billion) in 2012. The increase was primarily due to an increase of NT$0.5 billion (US$0.02 billion) in settlement payments for international long distance calls.

Others

The costs and expenses from our other business decreased by 1.3% from NT$8.0 billion in 2011 to NT$7.9 billion (US$0.3 billion) in 2012. The decrease was primarily due to lower property sales by our subsidiary, Light Era Development Co., Ltd., in 2012 compared to 2011, which was partially offset by the increase of ICT costs from our subsidiary, Chunghwa System Integration Co., Ltd.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 11.3% from NT$55.1 billion in 2011 to NT$48.9 billion (US$1.7 billion) in 2012. Our operating margin decreased from 25.3% in 2011 to 22.2% in 2012.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2012
Revenues from external customers	75.5	100.8	24.8	15.3	3.7	—	220.1
Intersegment service revenues	17.0	6.6	2.9	2.2	1.0	(29.7)	—
Interest income	—	—	—	—	0.7	—	0.7
Other income	0.2	0.2	—	—	0.7	—	1.1

	92.7	107.6	27.7	17.5	6.1	(29.7)	221.9

Segment income before tax	15.0	25.8	8.6	1.3	(1.8)	—	48.9

For the year ended December 31, 2011
Revenues from external customers	79.4	93.0	24.8	15.2	5.1	—	217.5
Intersegment service revenues	15.4	7.0	1.9	2.6	0.7	(27.6)	—
Interest income	—	—	—	—	0.7	—	0.7
Other income	0.4	0.1	—	0.1	0.6	—	1.2

	95.2	100.1	26.7	17.9	7.1	(27.6)	219.4

Segment income before tax	18.5	27.8	9.6	2.0	(1.2)	—	56.7

As a result of the foregoing, segment income before tax for our domestic fixed communications business decreased by 18.9% from NT$18.5 billion in 2011 to NT$15.0 billion (US$0.5 billion) in 2012; segment income before tax for our mobile communications business decreased by 7.2% from NT$27.8 billion in 2011 to NT$25.8 billion (US$0.9 billion) in 2012; segment income before tax for our internet business decreased by 10.4% from NT$9.6 billion in 2011 to NT$8.6 billion (US$0.3 billion) in 2012; segment income before tax for our international fixed communications business decreased by 35.0% from NT$2.0 billion in 2011 to NT$1.3 billion (US$0.04 billion) in 2012; and segment loss for our others business segment increased by 50.0% from NT$1.2 billion in 2011 to NT$1.8 billion (US$0.1 billion) in 2012.

Other Income, Net

Our other income, net decreased from NT$1.6 billion in 2011 to the net loss NT$17.0 million (US$0.6 million) in 2012. This decrease was primarily due to an increase of impairment loss of NT$1.6 billion (US$0.1 billion) on financial assets, property, plant, and equipment, intangible assets, idle assets and other assets. Please refer to “Item 3. Key Information—D. Risk Factors” for further description. This decrease was also due to the smaller decrease of gain on disposal of property, plant and equipment of NT$0.3 billion (US$10.3 million), which was partially offset by a higher increase in earnings of equity method investees of NT$0.2 billion (US$5.7 million).

Income Tax

Our income tax was NT$8.6 billion in 2011, compared to NT$7.9 billion (US$0.3 billion) in 2012. Our effective tax rate was 15.2% in 2011 and 16.1% in 2012. The increase of our effective tax rate from 2011 to 2012 was primarily due to fewer tax incentives available under new regulations. We will no longer receive tax credits for new investments in automation, employee training expenditures incurred, and equipment and technology purchased. Please refer to “Item 5. Operating and Financial Review and Prospects—Taxation” for a discussion of the change in tax incentives.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent decreased by 15.3% from NT$47.1 billion in 2011 to NT$39.9 billion (US$1.4 billion) in 2012. Our net margin was 21.6% in 2011 and 18.1% in 2012.

The year ended December 31, 2011 compared with the year ended December 31, 2010

Revenues

Our revenues increased by 7.4% from NT$202.4 billion in 2010 to NT$217.5 billion in 2011. This increase was primarily due to increase in revenues generated from domestic fixed communications, mobile communications, and other business sectors.

Domestic fixed communications

Domestic fixed communications revenues comprised 34.9% and 36.5% of our revenues in 2010 and 2011, respectively. Our domestic fixed-line revenues increased by 12.3% from NT$70.7 billion in 2010 to NT$79.4 billion in 2011.

Local telephone services. Our local telephone revenues increased from NT$32.3 billion in 2010 to NT$41.7 billion in 2011. This reflects the shift in policies for collecting the tariffs for fixed-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011, which gave our fixed communications business the right to set and collect the tariffs for fixed-line-to-mobile phone calls. Traffic volume increased from 13.7 billion minutes in 2010 to 15.6 billion minutes in 2011. We primarily attribute the increase in traffic volume to the inclusion of fixed-line-to-mobile calls under this category as a result of the NCC’s change in policy for collecting the tariffs from fixed-line-to-mobile calls starting from 2011. For the same reason, our local interconnection revenues decreased by NT$1.0 billion from NT$2.4 billion in 2010 to NT$1.4 billion in 2011 because fixed communications service providers received less interconnection charges from mobile service providers.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 12.9% from NT$6.6 billion in 2010 to NT$5.8 billion in 2011. This decrease was mainly due to a decrease in traffic volume from 3.4 billion minutes in 2010 to 3.2 billion minutes in 2011. The decrease in traffic volume was primarily due to the continued traffic migration from fixed-line services to mobile services and VoIP.

Broadband access. The number of our ADSL customers decreased from 2.3 million in 2010 to 2.1 million in 2011 due to customer migration to our FTTx services. There was an increase in the number of FTTx customers from approximately 2.0 million in 2010 to approximately 2.4 million in 2011. Broadband access revenue increased from NT$20.3 billion for 2010 to NT$20.4 billion for 2011.

Domestic leased line. While demand for higher speed leased lines continues to increase, our overall leased line tariffs have continued to be adversely affected by competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to broadband services. Domestic leased line revenue decreased from NT$6.1 billion for 2010 to NT$5.7 billion for 2011.

MOD. Our MOD revenues increased by 31.2% from NT$1.1 billion in 2010 to NT$1.4 billion in 2011. This increase was mainly due to an increase in the number of subscribers.

Others. Other revenues increased by 0.4% from NT$4.3 billion in 2010 to NT$4.4 billion in 2011. This increase was mainly due to an increase in corporate solution ICT business.

Mobile communications

Revenues from our mobile communications business segment comprised 44.0% and 42.8% of our revenues in 2010 and 2011, respectively. Revenues from our mobile communications business segment increased by 4.4 % from NT$89.0 billion in 2010 to NT$93.0 billion in 2011. This increase was principally due to the growth of mobile VAS revenue and handset sales revenue offsetting the decline of mobile voice revenue since 2008. The growth of mobile voice traffic due to the general recovery of the economy in the ROC was partially offset by the mandatory tariff reduction and the impact from the change in policy for collecting the tariffs for fixed-line-to-mobile calls from mobile service providers to fixed communications service providers since January 1, 2011, which gave our fixed communications business the right to set and collect the tariffs for fixed-line-to-mobile phone calls.

Mobile services. Revenues from our mobile services comprised 36.1% and 32.6% of our revenues in 2010 and 2011, respectively. Revenues from our mobile services decreased by 3% from NT$73.1 billion in 2010 to NT$70.9 billion in 2011 due to the decline of mobile voice revenue as a result of the change in policy for collecting the tariffs for fixed-line-to-mobile phone calls from mobile service providers to fixed communications service providers, and the mandatory tariff reduction, which was partially offset by the growth of mobile VAS revenue from NT$11.1 billion in 2010 to NT$15.2 billion in 2011.

Sales of mobile handsets and data cards. Revenues from our sales of mobile handsets and data cards comprised 7.9% and 10.1% of our revenues in 2010 and 2011, respectively. Revenues from our sales of mobile handsets and data cards increased by 38.4% from NT$15.9 billion in 2010 to NT$22.0 billion in 2011. This increase was principally due to the strong sales of mobile smart phones and the general recovery of the economy in the ROC

Internet

Internet revenues comprised 12.1% and 11.4% of our revenues in 2010 and 2011, respectively. Our revenues attributable to our internet business increased by 1.4 % from NT$24.5 billion in 2010 to NT$24.8 billion in 2011. The increase was mainly due to a 3% increase in the number of our total HiNet broadband subscribers from approximately 3.6 million as of December 31, 2010 to approximately 3.7 million as of December 31, 2011. Our HiNet subscribers remained at approximately 4.1 and 4.2 million subscribers as of December 31, 2010 and 2011, respectively. As of December 31, 2011, approximately 82% of our broadband access customers were also HiNet subscribers, using HiNet as their ISP.

International fixed communications

International fixed communications revenues comprised 7.7% and 7.0% of our revenues in 2010 and 2011, respectively. Our international fixed communications revenues decreased by 2% from NT$15.5 billion in 2010 to NT$15.2 billion in 2011. This decrease was mainly due to the decrease in international long distance service revenue as a result of intensified market competition.

International long distance telephone services. Our international long distance telephone revenues decreased by 3.4% from NT$12.9 billion in 2010 to NT$12.4 billion in 2011 because of the decline in traffic volumes as a result of intensified market competition.

International leased line and international data services. Our international leased line and international data revenues increased by 6% from NT$2.0 billion in 2010 to NT$2.1 billion in 2011. The increase was mainly because of the overseas market expansion and the increased demand of multinational corporations.

Others

Other revenues comprised 1.3% and 2.3% of our revenues in 2010 and 2011, respectively. Our other revenues increased by 90.0% from NT$2.7 billion in 2010 to NT$5.1 billion in 2011. The increase was mainly due to higher property sales by our subsidiary, Light Era Development Co., Ltd.

Operating Costs and Expenses

Our operating costs and expenses increased by 12.0% from NT$145.0 billion in 2010 to NT$162.4 billion in 2011. This increase was primarily due to the higher cost of handsets sold, interconnection costs and transition fees resulting from the change in policy for collecting the tariffs of fixed-line-to-mobile phone calls.

Operating costs

Operating costs include depreciation and amortization expense, personnel expenses, cost of goods sold, interconnection and service expense, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 14.0% from NT$115.3 billion in 2010 to NT$131.5 billion in 2011. This increase was principally a result of an increase of NT$8.1 billion in cost of goods sold, an increase of NT$7.1 billion in interconnection and service expenses mainly due to the change in policy for collecting the tariffs of fixed-line-to-mobile phone calls, an increase of NT$1.0 billion in maintenance and material expenses due to expansion of broadband facilities, a NT$1.0 billion increase in corporate solution ICT costs due to the increase in revenue. These increases were partially offset by a decrease of NT$1.8 billion in depreciation.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt increased by 3.1% from NT$22.5 billion in 2010 to NT$23.2 billion in 2011. This increase was principally a result of a NT$0.3 billion increase in salary expenses due to headcount growth, and NT$0.2 billion in expenses relating to human resource outsourcing services for the sales division.

General and administrative

Our general and administrative expenses increased by 4.2% from NT$4.0 billion in 2010 to NT$4.2 billion in 2011. This increase was principally a result of new business in mobile industry in Mainland China and an increase in personnel expenses mainly due to salary increases, additional employees and bonuses.

Research and development

Our research and development expenses increased by 8.5% from NT$3.2 billion in 2010 to NT$3.5 billion in 2011. This increase was principally a result of an increase in research professionals and engineers.

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

Domestic fixed communications

Our domestic fixed communications costs and expenses increased by 14.5% from NT$67.0 billion in 2010 to NT$76.7 billion in 2011, primarily due to an increase of NT$9.7 billion in interconnection and service expenses mainly due to the change in policy for collecting the tariffs of fixed-line-to-mobile phone calls. Since we are the market leader of the local call services, in addition to the interconnection fees, we are required to pay transition fees to the mobile operators for a period of six years.

Mobile communications

Our mobile communications operating costs and expenses increased by 16.4% from NT$62.1 billion in 2010 to NT$72.3 billion in 2011. This increase was primarily due to an increase of NT$7.9 billion in cost of handsets sold and an increase of NT$1.6 billion in leased line and internet access expenses.

Internet

Our internet operating costs and expenses increased by 9.1% from NT$15.8 billion in 2010 to NT$17.2 billion in 2011. This increase was primarily due to an increase of NT$0.8 billion in leased line expenses for broadband services and an increase of NT$0.4 billion in corporate solution services and ICT costs.

International fixed communications

Our international fixed communications costs and expenses increased by 9.2% from NT$14.5 billion in 2010 to NT$15.8 billion in 2011. The increase was primarily due to an increase of NT$0.9 billion in international interconnection expenses.

Others

The costs and expenses from our other business increased by 32.0 % from NT$6.1 billion in 2010 to NT$8.0 billion in 2011. The increase was primarily due to an increase of NT$1.4 billion in construction costs and an increase of NT$0.5 billion in research and development expense.

Income from operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 4.0% from NT$57.4 billion in 2010 to NT$55.1 billion in 2011. Our operating margin decreased from 28.3% in 2010 to 25.3% in 2011.

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

As a result of the foregoing, the segment income before tax for our domestic fixed communications business increased by 2.4% from NT$18.1 billion in 2010 to NT$18.5 billion in 2011; segment income before tax for our mobile communications business decreased by 5.1% from NT$29.3 billion in 2010 to NT$27.8 billion in 2011; segment income before tax for our internet business decreased by 2.8% from NT$9.8 billion in 2010 to NT$9.6 billion in 2011; segment income before tax for our international fixed communications business decreased by 23.1% from NT$2.7 billion in 2010 to NT$2.0 billion in 2011; and segment loss for our others business segment decreased by 43.7% from NT$2.2 billion in 2010 to NT$1.2 billion in 2011.

Other Income, Net

Our other income, net increased by 402.8% from NT$0.3 billion in 2010 to NT$1.6 billion in 2011. This increase was primarily due to a NT$0.5 billion increase in net gain on disposal of property, plant and equipment, a NT$0.2 billion increase in equity in earnings of equity method investees, a NT$0.3 billion increase in net interest income, and a NT$0.2 billion decrease in net loss on valuation and disposal of financial instruments.

Income Tax

Our income tax was NT$9.1 billion in 2010, compared to NT$8.6 billion in 2011. Our effective tax rate was 15.8% in 2010 and 15.2% in 2011, primarily due to lower income from operations. Please refer to “Item 5. Operating and Financial Review and Prospects—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent decreased by 1.1% from NT$47.6 billion in 2010 to NT$47.1 billion in 2011. Our net margin was 23.5% in 2010 and 21.6 % in 2011.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in billions)
Net cash provided by operating activities	84.8	75.3	67.5	2.3
Net cash used in investing activities	(17.4)	(33.1)	(38.9)	(1.3)
Net cash used in financing activities	(47.0)	(65.7)	(42.8)	(1.5)
Effect of exchange rate changes	—	0.1	—	—
Effect of change on consolidated subsidiaries	(2.8)	(0.1)	—	—
Net increase (decrease) in cash and cash equivalents	17.6	(23.5)	(14.2)	(0.5)
Cash and cash equivalents at end of year	90.9	67.4	53.2	1.8

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient to meet our present cash flow requirements.

In 2012, we generated NT$67.5 billion (US$2.3 billion) net cash from operating activities as compared to NT$75.3 billion in 2011. The decrease was primarily due to a NT$7.1 billion (US$0.2 billion) decrease in consolidated net income and the exemption of deposits that we collect from specific mobile subscribers in advance for bundling subsidized mobile handsets with service plans.

In 2011, we generated NT$75.3 billion net cash from operating activities as compared to NT$84.8 billion in 2010. The decrease was primarily due to a NT$6.0 billion decrease in cash flow from accounts receivable because starting from 2011, we brought our billing period for monthly fees in line with that for connection charges, and due to a NT$2.3 billion decrease in income from operations owing to the increased operating cash outflow which outnumbered the revenue in 2011.

Historically, net cash from operating activities has been sufficient to cover our capital expenditures, including ongoing expansion and modernization of our networks.

In 2012, net cash used in investing activities was NT$38.9 billion (US$1.3 billion), increasing by 5.8 million from NT$33.1 billion in 2011. The change was primarily due to the increase in acquisition of property, plant and equipment.

In 2011, net cash used in investing activities was NT$33.1 billion, an increase from NT$17.4 billion in 2010. The change was primarily due to the decrease in cash flow from disposal of available-for-sale financial instruments.

In 2012, our net cash used in financing activities totaled NT$42.8 billion (US$1.5 billion), which mainly included NT$42.4 billion (US$1.5 billion) of payment of dividends during that period.

In 2011, our net cash used in financing activities totaled NT$65.7 billion, which mainly reflected NT$42.9 billion of payment of dividends during that period and NT$19.4 billion of cash distribution to our stockholders for a capital reduction plan.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations. In future years, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 3G/HSPA/HSPA+/Dual cell HSPA+, FTTx, Wi-Fi/femtocell and service platforms, and future construction of LTE to migrate mobile and data service customers to higher contribution platforms. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information”. Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2012, our primary source of liquidity was NT$53.2 billion (US$1.8 billion) in cash and cash equivalents.

As of December 31, 2012, our subsidiary, Chief Telecom, had short-term unsecured loans in the amount of NT$40 million (US$1.4 million) with interest rates ranging from 1.25% to 1.27%. As of December 31, 2012, Chief Telecom had long-term unsecured loans in the amount of NT$8 million (US$0.3 million) at an interest rate at 2.01% and due in 2013.

As of December 31, 2012, our subsidiary, Light Era Development Co., Ltd. had long-term secured loans in the amount of NT$2.1 billion (US$70.6 million) with interest rates ranging from 1.13% to 2.10%, with NT$0.3 billion due in 2014, NT$1.4 billion due in 2015, and NT$0.4 billion due in 2017.

As of December 31, 2012, our subsidiary Chunghwa Precision Test Technology Co., Ltd. had a short-term unsecured loan of NT$4 million (US$0.1 million) at an interest rate at 1.53%.

As of December 31, 2012, our subsidiary Chunghwa Sochamp Technology Inc. had short-term unsecured loans of NT$67 million (US$2.3 million) at interest rates ranging from 1.38% to 2.40%.

As part of the government’s effort to upgrade the existing telecommunication infrastructure, we and other public utility companies were required by the ROC government to contribute a total of NT$1.0 billion to a Piping Fund, administered by the Taipei City Government. This fund is used to finance various telecommunications infrastructure projects. We accounted for the contribution as other monetary assets on our consolidated balance sheets.

Note 29 to our consolidated financial statements included elsewhere in this annual report provides a description of the assets are pledged as collateral for long-term bank loans and contract deposits.

Capital Expenditures

Substantially all of our capital expenditures in 2010, 2011 and 2012 were made for operations in the Republic of China. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	For the year ended December 31,
	2010		2011		2012
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	14.2	58%	16.6	62%	19.6	59%
Mobile communications business	5.3	21	4.3	16	7.2	22
Internet business	1.9	8	3.8	14	3.4	10
International fixed communications business	1.8	7	1.5	6	2.4	7
Others	1.4	6	0.7	2	0.7	2

Total capital expenditures	24.6	100%	26.9	100%	33.3	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2013.

	For the year ending December 31, 2013
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	20.2	54.3%
Mobile communications business	9.0	24.2
Internet business	5.2	14.0
International fixed communications business	2.0	5.4
Others	0.8	2.1

Total capital expenditures	37.2	100%

We expect our total capital expenditures to be approximately NT$37.2 billion in 2013. In future periods, we expect our total capital expenditures to rise due to the launch of new businesses, FTTx network expansion, access bandwidth enhancement, service platforms, cloud computing, including cloud data center construction, 3G/HSPA/HSPA+/Dual cell HSPA+ mobile network expansion and submarine cables. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2010, 2011 or 2012.

Recent Accounting Pronouncements

Transition to IFRS in 2013

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and the Taiwan Telecommunications Industry”. While we have adopted Taiwan IFRS for ROC reporting purposes, we plan to adopt IFRS for certain filings with the SEC, including our annual reports on Form 20-F for the year ending December 31, 2013 and thereafter. Following our adoption of IFRS for SEC filing purposes, we will no longer be required to reconcile our consolidated financial statements with U.S. GAAP.

The significant differences between Taiwan IFRS and ROC GAAP that are relevant to us were disclosed in our 2012 full year financial reports prepared in accordance with ROC GAAP, which is available on our website http://www.cht.com.tw. The information contained on our website does not form a part of this annual report.

Taiwan IFRS differs from IFRS in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. For example, as of the date of this annual report, the FSC has not endorsed any accounting pronouncements issued by the International Accounting Standards Board after January 1, 2011. Therefore, these pronouncements will not be applicable to Taiwan IFRS until endorsed by the FSC. Some of the major differences between IFRS and Taiwan IFRS that are relevant to us as of the date of this annual report are set forth below.

•	The “income taxes on undistributed earnings” should be recognized at the year of earnings under IFRS, while it should be recognized at the year of distribution under Taiwan IFRS.

•

According to the laws and regulations applicable to state-owned enterprises in Taiwan, we recorded revenue from fixed-line service at the time the service was performed. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of our additional paid-in capital was from unearned revenues from fixed-line services as of that date. Under IFRS, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided. Therefore, upon our first adoption of IFRS, we should retrospectively decrease additional paid-in capital while increase retained earnings on the transition date of January 1, 2012. There is no difference in the recognition of unearned revenues or deferred income between IFRS and Taiwan IFRS. However, according to the guidance released by the Taiwan Stock Exchange Corporation, or TWSE, in March 2012, which is a part of Taiwan IFRS, the additional paid-in capital under ROC GAAP that is not specifically promulgated under Taiwan IFRS should not be adjusted on the transition date of January 1, 2012. Therefore, we retain such additional paid-in capital under Taiwan IFRS.

It is difficult for us to evaluate the precise impact of the adoption of Taiwan IFRS and IFRS on our financial reporting generally, or on our financial statements for the year ending December 31, 2013 or the year ended December 31, 2012, because the FSC may issue new rules governing the adoption of Taiwan IFRS and as other laws and regulations may be amended with the adoption of Taiwan IFRS.

Upon our first adoption of Taiwan IFRS, we are required to apply Taiwan IFRS retrospectively unless otherwise exempted from certain applications and to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under Taiwan IFRS. Any transactions after the transition date are accounted for in accordance with Taiwan IFRS. Consequently, our consolidated financial statements for the year ended December 31, 2012 to be included in our annual report for the year ended December 31, 2013 may differ materially from those included in this annual report, even though they relate to the same fiscal year. Similarly, the selected comparison financial information to be included in our quarterly earnings releases in 2013 may differ materially from those released historically.

Other recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for us for the year ended December 31, 2012. We have included these new disclosure, as applicable, in note 35 to our consolidated financial statements included elsewhere in this annual report.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The standard is effective for us for the year ended December 31, 2012. We have reported other comprehensive income and its components in two separate but consecutive statements and the adoption did not have an impact on its results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for us for the year ended December 31, 2012. The adoption of this guidance did not have a material impact on our results of operations, financial position or cash flows.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required. Since we adopted IFRS for our fiscal year 2013, we will no longer adopt this standard.

In February 2013, the FASB issued an accounting update requiring entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This standard is effective for the companies for the year ending December 31, 2013. Since we adopted IFRS for our fiscal year 2013, we will no longer adopt this standard.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and stockholders’ equity in accordance with ROC GAAP and U.S. GAAP as of and for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in billions)
ROC GAAP:
Consolidated net income	48.6	48.1	41.0	1.4
Attributable to:
Stockholders of the parent	47.6	47.1	39.9	1.4
Minority interests	1.0	1.0	1.1	—
U.S. GAAP:
Net income	49.2	49.4	42.6	1.5
Attributable to:
Stockholders of the parent	48.3	48.4	41.5	1.4
Noncontrolling interests	0.9	1.0	1.1	0.1
Total stockholders’ equity:
ROC GAAP	368.6	373.0	369.9	12.7
U.S. GAAP	296.1	301.4	299.7	10.3

Note 34 to our consolidated financial statements included elsewhere in this annual report provides a description of the significant differences between ROC GAAP and U.S. GAAP as they related to us and a reconciliation of net income and stockholders’ equity.

C. Research, Development, Patents and Licenses, Etc.

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2010, 2011 and 2012, our research and development expenses were approximately NT$3.2 billion, NT$3.5 billion and NT$3.7 billion (US$0.1 billion), respectively, or approximately 1.6%, 1.6% and 1.7% of our revenues, respectively.

As of March 31, 2013, we had 2,474 researchers focusing on the following areas:

•	wireless communication;

•	broadband networks;

•	network management;

•	business management information;

•	billing information;

•	information and communication security;

•	business and marketing strategy;

•	convergence services;

•	business solutions;

•	internet of things; and

•	cloud computing.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our xDSL/FTTx deployment, internet-based call center, e-commerce platform, mobile internet services, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of December 31, 2012, we have been granted 473 domestic patents and 121 foreign patents.

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

E. Off-Balance Sheet Arrangements

Notes 29 and 30 to our consolidated financial statements included elsewhere in this annual report provide descriptions of the pledged assets, and significant commitments and contingencies. There are no off-balance sheet arrangements that are material to investors.

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2012.

	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(NT$ in billions)
Contractual Obligations(1)
Short-term loans	0.1	0.1	—	—	—
Long-term loans	2.1	—	1.7	0.4	—
Obligations related to ST-2 satellite	2.6	0.2	0.4	0.4	1.6
Operating leases(2)	7.0	2.3	3.1	1.4	0.2

Total	11.8	2.6	5.2	2.2	1.8

(1)	Accrued pension liabilities of NT$2.5 billion (US$87.4 million) as of December 31, 2012 have not been included in the table above.
(2)	Operating leases obligations are described in note 30 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2012, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$30.9 million (US$1.1 million), acquisition of telecommunications equipment of NT$25.8 billion (US$889.5 million), unused letters of credit of NT$150.0 million (US$5.2 million) and contracts for printing bills, envelopes and marketing gifts of NT$17.8 million (US$0.6 million).

G. Foreign Exchange

Our revenues and costs and expenses are largely denominated in NT dollars. Our principal expenses denominated in foreign currencies are capital expenditures on telecommunications equipment and settlement payments for the use of networks of carriers in foreign countries for outgoing international calls. Settlement receipts have been a principal source of foreign currency for us. While future fluctuations of the NT dollar against foreign currencies could impact our financial condition and results of operations, we have not yet been materially affected in the past.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors and supervisors and such person’s position as of April 1, 2013. There is no family relationship among any of these persons. All of our directors and supervisors were elected at our annual general stockholders’ meeting held on June 18, 2010 and have terms from June 18, 2010 to June 17, 2013.

Name	Age	Position
Yen-Sung Lee	64	Chairman, chief executive officer and director
Mu-Piao Shih	60	President and director
Shyue-Ching Lu	64	Director
Jeng-Fang Jong	57	Director
Yu-Fen Hong	56	Director
Gordon S. Chen	59	Director
Yi-Bing Lin	52	Director
Shih-Wei Pan	58	Director
Chung-Yu Wang(1)	68	Director
Zse-Hong Tsai(1)	52	Director
Chung-Fern Wu(1)	56	Director
Shih-Peng Tsai	64	Director
I-Chuan Liou	65	Supervisor
I-Hwa Wu	64	Supervisor
Su-Ghen Huang	48	Supervisor

(1)	Independent director.

Yen-Sung Lee is the chairman, chief executive officer and director of our company starting April 1, 2013. Dr. Lee was the president of our company from August 29, 2012 to April 1, 2013. From September 2008 until he was appointed as our president, Dr. Lee has served as a senior executive vice president of our company, supervising the marketing and IT department. Prior to that, Dr. Lee was the manager of our Enterprise Business Group from February 2007 to September 2008. Dr. Lee holds a Ph.D. degree in information engineering from National Chiao Tung University in Taiwan.

Mu-Piao Shih is the president of our company. Mr. Shih was a senior executive vice president of our company from August 2011 to April 1, 2013. Mr. Shih was an executive vice president of our company and the manager of our Mobile Business Group from September 2009 to August 2011. Mr. Shih served as an assistant vice president and a deputy manager of our Mobile Business Group from March 2005 to September 2009. He also served as the senior chief engineer of our Mobile Business Group from October 2001 to March 2005. Mr. Shih holds a master’s degree in electronic engineering from the National Taiwan University.

Shyue-Ching Lu is a director of our company. Dr. Lu was the chief executive officer, a director and chairman of our company from August 2008 to April 1, 2013. Dr. Lu had served as our president from May 1996 until he was appointed our chairman in August 2008. Prior to that, Dr. Lu was the Director General of the Department of Posts and Communications of the Ministry of Transportation and Communications from 1993 to 1994 and the deputy director general of the Directorate General of Telecommunications from 1994 to 1996. Dr. Lu holds a Ph.D. degree in electrical engineering from the University of Hawaii and a bachelor’s degree in engineering from the National Cheng Kung University in Taiwan.

Jeng-Fang Jong is a director of our company. Mr. Jong is also a director of Personnel Department at the Ministry of Transportation and Communications. Mr. Jong received his bachelor’s degree from the National Taiwan college of Education.

Yu-Fen Hong is a director of our company. Ms. Hong is currently the director of the accounting department at the Ministry of Transportation and Communications. She holds a master’s degree in business & management from the National Chiao Tung University in Taiwan.

Gordon S. Chen is a director of our company, and also the Chairman of Gre Tai Securities Market. Dr. Chen has more than 28 years of services in financial sector. He gained in-depth financial expertise and hands-on banking experience from several government positions, such as chairman of TWSE Corporation and chairman of Taiwan Certificate Authority Corporation. Dr. Chen obtained a Ph.D. degree from the National Taiwan University, a master’s degree in public finance from National Chengchi University and a bachelor’s degree in economics at the Chinese Culture University.

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

Shih-Wei Pan is a director of our company. Dr. Pan is also currently the minister at the Council of Labor Affairs. Dr. Pan holds a Ph.D. degree in industrial and labor relations from Cornell University.

Chung-Yu Wang is currently an independent director of our company and also the former chairman of China Steel Corporation. He graduated from Chung Yuan Christian University with a bachelor’s degree in chemical engineering.

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

Chung-Fern Wu is an independent director of our company. Dr. Wu is also currently a professor of Accounting at the National Taiwan University. She holds an MBA degree in finance and a bachelor’s degree in accounting from the National Taiwan University. She started her career as a practicing CPA in Taiwan and a Systems Analyst in U.S.A. She started her academic career as an Assistant Professor in the Fisher School of Accounting, University of Florida after receiving her Ph.D. degree in accounting and information management from the Anderson Graduate School of Management, University of California, Los Angeles.

Shih-Peng Tsai is a director of our company. Mr. Tsai is currently a representative of the Member’s Convention of the Chunghwa Telecom Workers Union. Mr. Tsai graduated from Ta Tung Junior Technological College of commerce.

I-chuan Liou is a supervisor of our company. Mr. Liou is the general director of Department of Education, Science and Culture of Executive Yuan. He holds a master’s degree in education from National Taiwan Normal University.

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

The following people served as directors and supervisors on our board during 2012 but are no longer serving with us due to resignations or replacements.

Shaio-Tung Chang was the president of our company. Mr. Chang served as a senior vice president of our company from March 2007 to August 2008 and an executive vice president of our company and manager of our Mobile Business Group from July 2004 to March 2007. He also served as executive vice president of our company and manager of our International Business Group from December 2002 to July 2004. Mr. Chang holds a master’s degree in management science from the National Chiao Tung University in Taiwan.

Wen-Tsan Lin was a director of our company. Mr. Lin is also the General secretary of DGPA, or Directorate-General of Personnel Administration of Executive Yuan. Mr. Lin holds a Ph.D. degree in public administration from National Chengchi University in Taiwan.

Jennifer Yuh-Jen Wu was a director of our company. Dr. Wu is currently the Consultant of Ministry of Economic Affairs. Dr. Wu was the deputy director general of the Institute of Transportation at the Ministry of Transportation and Communications from 2008 to 2013. Dr. Wu holds a Ph.D. degree from the Institute of Traffic and Transportation from the National Chiao Tung University. She also holds two master’s degrees from Northwestern University, one in electrical engineering and computer science and one in industrial engineering and management science.

Shwu-Fen Chao was a supervisor of our company. Ms. Chao is the Councilor to the Vice President of Republic of China. Ms. Chao was a Senior Specialist of the Department of Information and Tourism, Taipei City Government from 2006 to 2009 and the Secretary of the Taipei Economic and Cultural Representative Office in New Zealand from 1994 to 1996. She holds a master’s degree in diplomacy from National Chengchi University.

The following table sets forth the name, age, position and tenure of each of our executive officers and such person’s position as of April 1, 2013. There is no family relationship among any of these persons.

Name	Age	Position
Shu Yeh	55	Chief financial officer and senior executive vice president
Chi-Mau Sheih	59	Senior executive vice president
Cheng-Kann Wu	64	Senior executive vice president
Yuan-Kuang Tu	57	President of Business Group
Min-Hsuan Lin	64	President of Business Group
Kuo-Feng Lin	57	President of Business Group
Fu-Kuei Chung	59	President of Business Group
Hsiu-Gu Huang	60	President of Business Group
Tai-Feng Leng	64	President of Business Group
Feng-Yue Hung	63	President of Business Group
Shyang-Yih Chen	61	President of Business Group

Shu Yeh is our chief financial officer and senior executive vice president. Dr. Yeh is also a director of Chunghwa Investment Co., Ltd. Dr. Yeh served as an independent director of our company from June 2007 to January 2010. Dr. Yeh also served as a professor of accounting at National Taiwan University. Dr. Yeh holds a Ph.D. degree in accounting from the University of California, Los Angeles, a master’s degree in professional accounting from the University of Texas at Austin, and a bachelor’s degree in economics from the National Taiwan University.

Chi-Mau Sheih is a senior executive vice president of our company. Mr. Sheih is also a director of Senao International Co., Ltd. Mr. Sheih was an executive vice president and the manager of our Southern Taiwan Business Group from March 2007 to June 2010. Prior to that, he was an executive vice president of our company and the manager of our Central Taiwan Business Group from September 2006 to March 2007. He served as the senior managing director of our Network Department from September 2001 to January 2004. He also served as an assistant vice president of our company and a deputy manager of our Central Taiwan Business Group from January 2004 to September 2006. Mr. Sheih holds a master’s degree in business administration from the National Taiwan University.

Cheng-Kann Wu is a senior executive vice president of our company. Mr. Wu was the chief audit executive of our company from July 2011 to August 2012. Prior to that, he served as the deputy manager of our Northern Taiwan Business Group from March 2008 to July 2011. He also served as the managing director of our Accounting Department from July 2004 to March 2008. Mr. Wu holds a master’s degree in management science from the National Chiao Tung University

Yuan-Kuang Tu is the president of our Northern Taiwan Business Group. Dr. Tu is also a director of Senao International Co., Ltd. He served as the president of Chunghwa Telecom Laboratories from May 2009 to March 2012, the senior managing director of our Corporate Planning Department from May 2007 to May 2009, and a vice president of Chunghwa Telecom Laboratories from March 2006 to April 2007. He holds a Ph.D. degree in electrical engineering from National Taiwan University.

Min-Hsuan Lin is the president of our Southern Taiwan Business Group since June 2010. Prior to that, he served as an assistant vice president of our company and a deputy manager of our Southern Taiwan Business Group from September 2009 to June 2010. He also served as the manager of the Tainan Branch Office from May 2007 to September 2009. He also served as the manager of the Fong-Shan Branch Office from February 2006 to May 2007, and he also served as the managing director of the Marketing Department of our Southern Taiwan Business Group from August 2004 to February 2006. Mr. Lin holds a bachelor’s degree in transportation and communication management science from the National Cheng Kung University.

Kuo-Feng Lin is the president of our Mobile Business Group. Mr. Lin served as a deputy manager of our Mobil business group from October 2009 to May 2012. Prior to that, he served as the manager of Taipei Branch, Mobile Business Group from April 2006 to October 2009. Mr. Lin holds a bachelor’s degree in electronic engineering from National Taipei Institute of Technology.

Fu-Kuei Chung is the president of our Data Communications Business Group. He is also a director of Chunghwa Telecom Vietnam Co., Ltd. Before promoting to this position, he previously served as a deputy manager of our Data Communications Business Group from September 2010 to 2012 March and the senior managing director of our Corporate Planning Departing from May 2009 to August 2010. Mr. Chung holds the master’s degree in information management from National Taiwan University.

Hsiu-Gu Huang is the president of our Enterprise Business Group. Mr. Huang is also a director of China Airlines Co., Ltd. Mr. Huang served as an assistant vice president of our company and a deputy manager of our Enterprise Business Group from January 2007 to September 2008. Mr. Huang holds a master’s degree in management science from the National Chiao Tung University in Taiwan.

Tai-Feng Leng is the president of the International Business Group. Miss Leng is also a director of Chief Telecom Inc., Donghwa Telecom Co., Ltd. and Chunghwa Telecom Singapore Pte., Ltd. Miss Leng served as the deputy manager of our International Business Group from July 2004 to December 2007 and as the senior managing director of our Marketing Department from October 2001 to July 2004. Miss Leng holds a master’s degree in management science from the National Chiao Tung University in Taiwan.

Feng-Yue Hung is the president of our Telecommunication Laboratories. Mr. Hung served as the president of our Telecommunication Training Institute from December 2010 to March 2012. Prior to that, he served as the deputy manager of our Enterprise Business Group from September 2008 to December 2010 and served as the Director of our Information Technology Department from January 2006 to September 2008. Mr. Hung holds a master’s degree in electronic from National Chiao Tung University.

Shyang-Yih Chen is the president of our Telecommunication Training Institute. Mr. Chen served as an executive vice president of our company and the manager of the Data Communication Business Group from September 2006 to March 2012. Prior to that, he served as the deputy manager of our Data Communication Business Group from January 2005 to September 2006. Mr. Chen holds a master’s degree in electrical engineering from National Taiwan University.

The following person served as our executive officer during 2012 but is no longer serving with us due to resignations or replacements.

Chang-Rong Chen was an executive vice president of our company and the manager of our Mobile Business Group. Mr. Chen was also a director of Chunghwa Investment Co., Ltd. Mr. Chen served as an assistant vice president and deputy manager of our Mobile Business Group from February 2006 to September 2011, and he also served as the managing director of the Marketing Department of our Mobile Business Group from March 2004 to February 2006. Mr. Chen holds a master’s degree in business management from National Chiao Tung University.

B. Compensation

The compensation plan for our directors and supervisors was approved at our annual general stockholders’ meeting in 2006. The adjustment in the fixed monthly income for the president was approved by the compensation committee in October 2012. See “C. Board Practices” for a discussion of our compensation committee.

•

the chairman of our board of directors may receive a fixed monthly income of NT$330,000 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The chairman will not receive any additional compensation for his role as a director;

•

our president may receive a fixed monthly income of NT$305,000 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The president will not receive any additional compensation for his role as a director;

•

independent directors who concurrently serve in military, public office or hold teaching or administrative post may receive a fixed monthly compensation of NT$8,000, and those who do not concurrently serve in military or public office or hold teaching or administrative post may receive a monthly compensation of NT$50,000; and

•

directors and supervisors who serve in military, public office or hold teaching or administrative post may receive a monthly compensation of NT$8,000, and those directors and supervisors who do not serve in military and public office or hold teaching or administrative post may receive a monthly compensation of NT$30,000.

Any compensation above the stipulated amounts in the compensation plan for our directors and supervisors, including but not limited to profit-based bonuses, received by our directors and supervisors who are serving as representatives of the Ministry of Transportation and Communications or other legal persons will be collected by the Ministry of Transportation and Communications or the legal persons they represent, respectively. Our chairman, president, and labor representative to our board of directors—Shyue-Ching Lu, Shaio-Tung Chang, Yen-Sung Lee, and Shih-Peng Tsai, respectively—do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The compensation plan was put into practice on January 1, 2006. The aggregate amount of compensation that we paid to our directors, supervisors and executive officers in 2010, 2011 and 2012 was NT$139,477,758, NT$136,289,017 and NT$140,141,488 (US$4,824,147.6), respectively. The aggregate amount of compensation in 2012 includes a NT$85,282,511 (US$2,935,714.7) salary payment for directors, supervisors and executive officers, a NT$8,638,918 (US$297,381.0) pension accrued for executive officers, a NT$37,483,664 (US$1,290,315.5) bonus for directors and supervisors and a NT$8,736,395 (US$300,736.5) bonus for executive officers and a labor union director. The 2012 bonus for our directors and supervisors may not exceed 0.2% of our distributable earnings and must be approved at our 2013 annual general stockholders’ meeting. See “Item 5. Operating and Financial Review and Prospects—Overview—Provisions for pension payments to our employees” and note 27 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans.

Pursuant to ROC disclosure rules, we have disclosed the compensation of our directors and supervisors and the compensation range of our senior management for the fiscal year ended December 31, 2012 as follows:

Directors	Total Compensation		Fixed Income	Dividends		Business Expenses
	(in NT$)
Chung-Yu Wang	626,000		600,000	—	(6)	26,000
Zse-Hong Tsai	632,000		600,000	—	(6)	32,000
Chung-Fern Wu	626,000		600,000	—	(6)	26,000
Shyue-Ching Lu	8,150,890	(1)	—	—	(7)	—
Shaio-Tung Chang	6,345,471	(2)	—	—	(7)	—
Yen-Sung Lee	6,307,589	(3)	—	—	(7)	—
Shih-Peng Tsai	1,759,666	(4)	120,000	—	(7)	2,000
Wen-Tsan Lin	102,000		96,000	—	(7)	6,000
Yu-Fen Hong	100,000		96,000	—	(7)	4,000
Jennifer Yuh-Jen Wu	110,000		96,000	—	(7)	14,000
Shih-Wei Pan	98,000		96,000	—	(7)	2,000
Gordon S. Chen	366,000		360,000	—	(7)	6,000
Yi-Bing Lin	112,000		96,000	—	(7)	16,000
Ministry of Transportation and Communications(5)	28,112,750		—	28,112,750		—

(1)	NT$8,150,890 received as salary for serving as our chief executive officer.
(2)	NT$6,345,471 received as salary for serving as our president.
(3)	NT$5,635,667 received as salary for serving as our senior executive vice president and president, and NT$671,922 received as bonuses as our employee.
(4)	Includes NT$1,543,193 received as salary and NT$94,473 received as bonuses as our employee and NT$122,000 received as compensation for serving as our director after retiring as our employee.
(5)	Our juridical director.
(6)	The independent directors will not receive any dividend distributions.
(7)	Each of these directors is a legal representative of the MOTC. The dividend distributions will be paid directly to the MOTC because such dividend distributions are not the individual income of these directors.

Supervisors	Total Compensation	Fixed Income	Earnings Distributions		Business Expenses
	(in NT$)
I-Chuan Liou(1)	50,710	46,710	—	(4)	4,000
Shwu-Fen Chao(2)	49,548	49,548	—	(4)	—
I-Hwa Wu	106,000	96,000	—	(4)	10,000
Su-Ghen Huang	110,000	96,000	—	(4)	14,000
National Development Fund, Executive Yuan(3)	3,123,638	—	3,123,638	(4)	—
Chunghwa Post Co., Ltd.(3)	6,247,276	—	6,247,276	(4)	—

(1)	I-Chuan Liou has been a supervisor of our company since July 6, 2012.
(2)	Shwu-Fen Chao retired on July 6, 2012 and ceased to be a supervisor of our company.
(3)	Our juridical supervisor.
(4)	The dividend distributions will be paid directly to the legal entity that the respective supervisor represents because such dividend distributions are not the individual income of these supervisors.

Total Compensation	Senior Management
Below NT$2,000,000	none

NT$2,000,000 to NT$4,999,999	Tzu-Han Huang, Cheng-Kann Wu, Fu-Kuei Chung, Kuo-Feng Lin

NT$5,000,000 to NT$9,999,999	Yen-Sung Lee, Chi-Mao Hsieh, Mu-Piao Shih, Shu Yeh, Yuan-Kuang Tu, Min- Hsuan Lin, Hsiu-Gu Huang, Tai-Feng Leng, Shyang-Yih Chen, Feng-Yue Hung, Chang-Rong Chen

Total	15 people

We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

Thirteen directors and three supervisors were elected in 2010 for three-year terms. One of the directors designated by MOTC, Shen-Ching Chen, resigned in July 2011 and MOTC has not designated a new director yet. Therefore we currently have 12 directors and three supervisors. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors and supervisors by which our directors or supervisors are expected to receive benefits upon termination of their employment. Under the Article 12 of our articles of incorporation amended on June 22, 2012, our supervisors will be replaced by an audit committee, which should be composed entirely of independent directors, starting from the 7th session of board of directors in 2013 annual general stockholders’ meeting, pursuant to Paragraph 1, Article 14-4 of the Securities and Exchange Act. We will no longer have supervisors after the beginning of our 7th session of board of directors.

Our articles of incorporation provides for a board of directors consisting of seven to fifteen members. Pursuant to the ROC Securities and Exchange Act, as amended in January 2006, the ROC Financial Supervisory Commission on May 28, 2006 published a rule requiring listed non-financial-institution companies with paid-in capital exceeding NT$50 billion to appoint independent directors to serve on their board of directors in accordance with the Act. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. The number of independent directors shall be not less than one-fifth of the total number of directors and not less than two in number. Pursuant to both the ROC Company Act and the ROC Securities and Exchange Act, Article 12 Clause 1 of our articles of incorporation provides for the election of, starting from the fifth stockholders’ meeting, at least three independent directors out of the 7-to-15-member board. We have used a nominating process, with the stockholders choosing the independent directors from the list of nominees. Accordingly, we have elected three independent directors in the annual general meeting on June 18, 2010. With respect to certain material decisions to be made by our company as specified in the ROC Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors and supervisors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the ROC Financial Supervisory Commission, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting.

Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual, and was comprised of our three independent directors: Chung-Yu Wang and Zse-Hong Tsai and Chung-Fern Wu. See “Item 16G. Corporate Governance—Audit Committee”. Starting from the date of the annual general meeting in June 2013, we will establish a new audit committee that replaces our supervisors and our old audit committee in accordance with Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act and our articles of incorporation amended on June 22, 2012, and as a result, we will simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC. Therefore, we will no longer have supervisors after the beginning of our 7th session of board of directors. In addition, the number of members, or independent directors, in the audit committee, will increase from three to five according to the resolution of our board meeting.

Until replacing our supervisors with our new audit committee after our annual general meeting of shareholders in June 2013, we will still have three supervisors that were elected during the annual general meeting of shareholders in 2010. In accordance with the ROC Company Act, our supervisors are elected by our stockholders and may not concurrently serve as our directors, executive officers or other staff members. The term of office for our supervisors is three years and their term may be renewed for any number of consecutive terms. Supervisors’ duties and powers include, but are not limited to, supervision of our business operations, investigation of our financial condition, inspection of corporate records, verification of statements prepared by the board of directors prior to the annual general stockholders’ meeting, calling of and giving reports at stockholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to the board of directors to cease acting in contravention of applicable law or regulations, our articles of incorporation or the resolutions adopted by our stockholders. The supervisors may be also removed from office at any time by a resolution adopted at a stockholders’ meeting. We will no longer have any supervisors after our annual general meeting of shareholders in June 2013 when our new audit committee replaces our old audit committee and supervisors.

Under the ROC Company Act, a person may serve as our director or supervisor in his personal capacity or as the representative of another legal entity. A director or supervisor who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director or supervisor may serve the remainder of the term of office of the replaced director or supervisor. Except for our three independent directors, all of our directors are representatives of the Ministry of Transportation and Communications. Our current supervisors consist of one representative from the Executive Yuan’s National Development Foundation and two representatives from Chunghwa Post Co. Ltd. In accordance with the ROC Securities and Exchange Act, as amended, except with the approval of the Competent Authority (i.e. The Financial Supervisory Commission), a representative of the government or of a juristic person, as a stockholder of our company, may not be concurrently selected or serve as the director or supervisor from the time of expiration of the term currently being served by our directors or supervisors.

The business address of our directors, supervisors and executive officers is the same as our registered address.

Our audit committee is responsible for: (i) selecting our independent registered public accounting firm and determining their compensation; (ii) reviewing and discussing our annual, semi-annual and quarterly financial reports with our independent auditor; (iii) communicating with our independent auditors; (iv) approving our accounting firm’s annual audit and non-audit service items; (v) negotiating the conflicts over our financial reports between our management and accounting firm; (vi) reviewing and assessing of our internal control policy; (vii) discussing and reporting other financial information and required disclosure under the Securities Exchange Act of 1934 with our management and independent auditor; and (viii) performing one self-review each year. Our board of directors has concluded that Chung-Fern Wu is our audit committee financial expert. As our audit committee will replace our supervisors after the beginning of the 7th session of our board of directors, according to Article 14-5 of the Securities and Exchange Act, the following items shall be approved by a resolution of audit committee adopted by majority consent at a meeting with the majority of independent directors present: (i) the adoption or amendment of the internal control system, (ii) the assessment of the effectiveness of the internal control system, (iii) the adoption or amendment of procedures governing material financial or operational actions, such as acquisition or disposal of assets and derivatives trading, (iv) a matter relating to the personal interest of a director or supervisor, (v) a material asset or derivatives transaction, (vi) the offering, issuance, or private placement of any equity-related securities, (vii) a matter relating to significant loan, endorsement or guarantee arrangement, (viii) the designation or dismissal of an attesting CPA, or the compensation given thereto, (ix) the appointment or discharge of a financial, accounting, or internal auditing officer, (x) the approval of annual and semi-annual financial reports, and (xi) any other material matter so required by the Company or the competent authorities.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee may be composed of five to seven directors. Currently, there are six directors in the Committee. It is responsible for reviewing and advising on the budgets, capital requirements, financial forecasts, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting. The board of directors passed a resolution on November 8, 2005 to set up a compensation committee, which is composed of five directors. The Article 14-6 of ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e. Financial Supervisory Commission) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Our board of directors passed a resolution to amend the organization of our compensation committee on August 26, 2011. The compensation committee is composed of two independent directors (Chung-Yu Wang and Chung-Fern Wu) and one non-independent director (Jeng-Fang Jong) and is responsible for drafting, approving and periodically reviewing the compensation proposals for the directors, supervisors, president, senior management, financial officer, accounting officer, and internal audit officer. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors”.

In November 2003, the Securities and Exchange Commission approved changes to the New York Stock Exchange’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by New York Stock Exchange-listed non-foreign private issuers under the New York Stock Exchange’s listing standards. See “Item 16G. Corporate Governance”. A copy of the significant differences between our corporate governance practices and New York Stock Exchange corporate governance rules applicable to non-foreign private issuers is also available on our website http://www.cht.com.tw. The information contained on our website is not a part of this annual report.

D. Employees

The following section sets forth information regarding the employees.

As of December 31, 2012, we had 30,432 employees on a consolidated basis. Approximately 99% of our employees were based in the Republic of China. The following table is a breakdown of our employees from 2010 to 2012 on a consolidated basis.

	2010	2011	2012
Employees
Technical	14,522	14,768	14,494
Operations	11,785	12,283	14,214
Administrative	1,827	1,721	1,724

Total	28,134	28,772	30,432

The following table is a breakdown of our employees from 2010 to 2012 on a parent-only basis.

	2010	2011	2012
Employees
Technical	13,879	13,959	13,840
Operations	9,189	9,336	9,170
Administrative	1,406	1,369	1,341

Total	24,474	24,664	24,351

As of December 31, 2012, approximately 74% of our employees had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2012, which resulted in a reduction of approximately 13,474 employees.

As of December 31, 2012, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Pursuant to our articles of incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee bonuses. Our practice in the past to determine the amount of the bonus has been based on the operating results. In the third quarter of 2012, we distributed an aggregate bonus to our employees of NT$2.0 billion (US$0.1 billion). Since the change in accounting regulations requiring bonuses in the form of stocks be recorded as an expense at their market value instead of their par value, we instead decided to distribute cash bonuses.

E. Share Ownership

As of March 31, 2013, our directors, supervisors and executive officers personally held an aggregate 722,845 shares of our common shares, representing around 0.01% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2013 by each of our directors, supervisors and executive officers.

Name	Number	%
Shyue-Ching Lu	*	*
Yen-Sung Lee	*	*
Shih-Peng Tsai	*	*
Chi-Mau Sheih	*	*
Cheng-Kann Wu	*	*
Mu-Piao Shih	*	*
Yuan-Kuang Tu	*	*
Min-Hsuan Lin	*	*
Kuo-Feng Lin	*	*
Fu-Kuei Chung	*	*
Hsiu-Gu Huang	*	*
Tai-Feng Leng	*	*
Feng-Yue Hung	*	*
Shyang-Yih Chen	*	*

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, except for any issuances of restricted stock to employees.

Our consolidated subsidiary, Senao, is publicly traded on the TWSE and resolved to grant the stock options plan for its employees to purchase common stock of Senao. As of December 31, 2011 and 2012, participants in Senao’s stock incentive plan had outstanding stock options to purchase 2.3 million and 1.1 million common shares of Senao, respectively.

Our another consolidated subsidiary, Chunghwa Precision Test Tech Co., Ltd., or CHPT, a non-listed company, granted the stock options to its employees to subscribe for common shares of CHPT. As of December 31, 2011 and 2012, participants in CHPT’s stock incentive plan had outstanding stock options to purchase up to 0.9 million common shares of CHPT.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of April 1, 2013, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules.

Name	As of April 1, 2010		As of April 1, 2011		As of April 1, 2012		As of April 1, 2013
	number	%	number	%	number	%	number	%
The Government of the Republic of China(1)	3,685,804,514	38.01	2,957,318,085	38.12	2,885,164,257	37.19	3,000,346,630	38.68
The Ministry of Transportation and Communications	3,422,148,720	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29

(1)	Includes shares held through the Ministry of Transportation and Communications and other government-controlled entities

The Ministry of Transportation and Communications owned 3,422,148,720, or 35.29%, 2,737,718,976, or 35.29%, and 2,737,718,976, or 35.29% of our outstanding common shares as of December 31, 2010, 2011 and 2012 respectively.

As of April 12, 2013, 28 record holders held 29,681,056 ADSs (each representing ten common shares), which represents approximately 3.8% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Please refer to “Item 4. Information on the Company—A. History and Development of the Company” for a discussion of our alliances, acquisitions and investments. Please refer to notes 1, 13 and 28 to our consolidated financial statements included elsewhere in this annual report for descriptions of Chunghwa’s subsidiaries, investments accounted for using equity method, and related party transactions.

On April 1, 2007, Chunghwa entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in Senao’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2012, Senao received NT$9.8 billion (US$338.5 million) from Chunghwa. Chunghwa also sells mobile handsets and data cards to Senao. For the year ended December 31, 2012, Chunghwa sold mobile handsets and data cards to Senao that amounted to NT$0.7 billion (US$24.5 million).

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$2.0 billion (US$67.6 million) in 2012.

Chunghwa paid Taiwan International Standard Electronics approximately NT$1.3 billion (US$44.9 million) in 2012 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions”. The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends per common share(1)		Total dividends(1)
	NT$		NT$ in billions
Year ended December 31, 2008	4.83	(2)	46.8	(2)
Year ended December 31, 2009	4.06		39.4
Year ended December 31, 2010	5.52		42.8
Year ended December 31, 2011	5.46		42.4
Year ended December 31, 2012	—	(3)	—	(3)

(1)	Cash dividend unless otherwise indicated.
(2)	Includes stock dividends of NT$1 per common share (equivalent to 100 shares for every 1,000 shares held) representing total stock dividends of NT$9.7 billion.
(3)	Dividends for 2012 are expected to be declared at our annual general stockholders’ meeting scheduled for June 25, 2013.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares. The closing price for our common shares on the TWSE on April 12, 2013 was NT$93.20 per share.

A capital reduction plan approved at the special stockholders’ meeting on August 14, 2008 was executed in 2009. The last trading date for our old shares was March 2, 2009. Trading of our shares was suspended in the TWSE from March 3 to March 19, 2009. Trading of our new shares commenced on March 20, 2009. The amount of the capital reduction was NT$19,115,553,820, corresponding to 1,911,555,382 common shares of total listed common shares—a reduction ratio of 16.46705301419%. Every thousand shares were converted to 835.329469858 shares. For the fractional common shares resulting from the capital reduction, we paid the stockholder cash based on the closing price on March 2, 2009, which was NT$54.9, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the TWSE Corporation.

Another capital reduction plan approved at the general shareholders’ meeting on June 19, 2009 was executed in 2009. The last trading date for our old shares was January 20, 2010. Trading of our shares was suspended in the TWSE from January 21 to February 7, 2010. Trading of our new shares commenced on February 8, 2010. The amount of the capital reduction was NT$9,696,808,180, corresponding to 969,680,818 common shares of total listed common shares—a reduction ratio of 9.09090909006%. Every thousand shares were converted to 909.0909090994 shares. For the fractional common shares resulting from the capital reduction, we paid the stockholder cash based on the closing price on January 20, 2010, which was NT$58.1, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the TWSE Corporation.

An additional capital reduction plan approved at the general shareholders’ meeting on June 18, 2010 was executed in 2011. The last trading date for our old shares was January 6, 2011. Trading of our shares was suspended in the TWSE from January 7 to January 24, 2011. Trading of our new shares commenced on January 25, 2011. The amount of the capital reduction was NT$19,393,616,360, corresponding to 1,939,361,636 common shares of total listed common shares—a reduction ratio of 20%. Every thousand shares were converted to 800 shares. For the fractional common shares resulting from the capital reduction, we paid the stockholder cash based on the closing price on January 6, 2011, which was NT$73.1, rounded off to the nearest whole NT dollar. After the capital reduction, the share price was restated in accordance with Article 67-1 of the Operating Rules of the TWSE Corporation.

We did not execute any capital reduction plan during 2012.

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
2008	69.55	51.78	23,035
2009	66.08	55.03	20,048
2010	83.41	60.62	13,142
2011	98.39	77.55	14,355
First Quarter	81.93	77.55	12,209
Second Quarter	88.91	80.86	14,108
Third Quarter	98.39	89.19	18,535
Fourth Quarter	97.47	92.77	12,256
2012	95.00	82.50	11,753
First Quarter	94.18	84.85	22,153
Second Quarter	88.53	82.50	10,347
Third Quarter	93.90	88.10	8,355
Fourth Quarter	95.00	91.00	7,180
October	93.60	91.00	6,969
November	93.90	91.40	6,531
December	95.00	92.50	8,082
2013 (through April 12)	95.00	91.70	6,907
First Quarter	95.00	91.70	7,138
January	95.00	93.00	6,669

	Closing price per common share(1)		Average daily trading volume
	High	Low
	NT$	NT$	(in thousands)
February	93.90	92.20	8,760
March	93.00	91.70	6,624
Second Quarter (through April 12)	93.20	92.30	5,294
April (through April 12)	93.20	92.30	5,294

(1)	The historical prices and volumes of our common shares traded on the TWSE have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 12, 2013 was US$31.28 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2008	22.75	15.17	1,428
2009	20.58	15.95	759
2010	27.49	18.37	590
2011	34.00	26.10	375
First Quarter	27.85	26.10	394
Second Quarter	30.88	27.71	357
Third Quarter	34.00	30.27	467
Fourth Quarter	32.20	30.64	283
2012	32.55	27.76	355
First Quarter	31.05	28.03	716
Second Quarter	29.60	27.76	358
Third Quarter	31.75	29.38	188
Fourth Quarter	32.55	30.99	161
October	31.82	30.99	187
November	32.15	31.01	142
December	32.55	31.74	154
2013 (through April 12)	32.86	30.66	260
First Quarter	32.86	30.66	260
January	32.86	31.74	253
February	31.88	30.93	251
March	31.10	30.66	276
Second Quarter (through April 12)	31.36	30.87	257
April (through April 12)	31.36	30.87	257

(1)	The historical prices and volumes of our ADSs traded on the New York Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 12, 2013, a total of 29,681,056 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China.

As of April 12, 2013, 296,810,560 shares were registered in the name of a nominee of JP Morgan Chase Bank, the depositary under the deposit agreement.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our common shares is the TWSE and the principal trading market for our ADSs is the New York Stock Exchange.

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

General

Under our articles of incorporation, our authorized capital was NT$120,000,000,000, divided into 12,000,000,000 common shares, with par value of NT$10 per share. We have set aside 200,000,000 common shares for the conversion of any future issuances of preferred shares, warrants or convertible debt. Our paid-in capital is NT$77,574,465,450 divided into 7,757,446,545 common shares. We currently do not have any other equity in the form of preferred shares, convertible bonds or otherwise outstanding as of the date of this annual report.

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 35.29% of our outstanding common shares as of December 31, 2012. The remainder of our outstanding shares is held by public stockholders and other investors.

Directors, Supervisors and Audit Committee

Our articles of incorporation provide for a board of directors consisting of seven to fifteen members. Under Article 12 of our articles of incorporation amended in June 2012, we shall have three to five supervisors until the end of the 6th session of board of directors, and shall establish a new audit committee starting from the 7th board of directors in 2013 pursuant to Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act. Therefore, we will no longer have any supervisors after the beginning of our 7th session of board of directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for a discussion of our new audit committee starting from the date of the annual general meeting in June 2013. For a company that has established an audit committee, the provisions regarding supervisors in ROC Securities and Exchange Act, the ROC Company Act, and other laws and regulations shall apply mutatis mutandis to the audit committee.

Under the Republic of China Company Act, our board of directors, in conducting our business, shall act in accordance with laws and regulations, our articles of incorporation and the resolutions adopted at the meetings of stockholders. Where any resolution adopted by our board of directors contravenes laws, our articles of incorporation and the resolutions adopted at the meetings of stockholders, thereby causing loss or damage to us, all directors taking part in the adoption of such resolution shall be liable to compensate us for such loss or damage; however, those directors whose disagreement appears on record or is expressed in writing shall be exempted from liability.

If our board of directors decides, by resolution, to commit any act in violation of any law or our articles of incorporation, a supervisor (effective from the beginning of our 7th session of board of directors, our audit committee) or any stockholder who has continuously held our shares for a period of one year or longer may request our board of directors to discontinue such act. One or more stockholders who have held more than 3% of our issued and outstanding shares for over a year may require a supervisor to bring an action on our behalf against a director for losses suffered by us as a result of the director’s unlawful actions or failure to act by sending a written request to a supervisor (effective from the beginning of our 7th session of board of directors, our audit committee). In addition, if our stockholders’ meeting resolves to institute an action against a director, we shall, within 30 days from the date of such resolution, institute such an action. In the case of a lawsuit between us and a director, a supervisor (effective from the beginning of our 7th session of board of directors, any of our independent directors) shall act on our behalf, unless otherwise provided by law; and our stockholders meeting may also appoint some other person to act on our behalf in a lawsuit.

In addition, our board of directors owes fiduciary duty to us. Our directors are liable to compensate us if they breach their fiduciary duty.

According to the Republic of China Company Act, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall specify such conflict; if the conflict may cause damages to the company, the director shall abstain from voting on the matter, and shall not serve as a proxy and vote on behalf of another director. Our articles of incorporation also provide that we may make compensation to all directors and supervisors and such compensation shall not exceed 0.2% of our distributable earnings and may be approved only by a validly convened stockholders’ meeting. Our articles of incorporation do not impose a mandatory retirement age for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director. According to our current internal Loan Procedures, we may not extend any loan to our directors or our supervisors.

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

Under the Republic of China Company Act as amended on January 4, 2012, if we do not incur a loss, we are permitted to make distributions on a pro rata basis to our stockholders of additional common shares or cash by the legal reserve, the premium derived from the issuance of new shares and the income from endowments received by us. Subject to the Republic of China Company Act, we are allowed to make the above distributions to our stockholders by legal reserve only if the legal reserve exceeds 25% of our paid-in capital. Furthermore, subject to the provision under our articles of incorporation, such distribution should firstly be made by the premium derived from the issuance of new shares.

Changes in Share Capital

Under the Republic of China Company Act, any change in our authorized share capital requires an amendment to our articles of incorporation, which in turn requires approval at our stockholders’ meeting. Authorized but unissued common shares may be issued, subject to applicable Republic of China law, upon terms as our board of directors may determine.

Preemptive Rights

Under the Republic of China Company Act and our articles of incorporation, when we issue new shares for cash, existing stockholders who are listed on the stockholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, unless the law or competent authority provides otherwise. Under our articles of incorporation, our employees, except for the directors and executives involved with the approval and passage of the share issuance, have rights to subscribe for between 10% and 15% of any new issue.

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

Meetings of Stockholders

We are required by the Republic of China Company Act and our articles of incorporation to hold a general meeting of our stockholders within six months following the end of each fiscal year, unless for specific legitimate reason or approved otherwise by the relevant authorities. Commencing from January 1, 2012, we must hold a general shareholders meeting within six months after the end of fiscal year and may not seek any extension for such meeting accordingly to newly amended Article 36 of Securities and Exchange Act. These meetings are generally held in Taipei, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the outstanding common shares for more than one year. Stockholders’ meetings may also be convened by a supervisor (effective from the beginning of our 7th session of board of directors, our audit committee). Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more our issued and outstanding shares are entitled to submit one written proposal each year for consideration at our annual general stockholders’ meeting in accordance with the Republic of China Company Act.

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

At the time of any vote, if a director of a public company has pledged more than half of the holding at the time the director was elected, such director will not be allowed to exercise the voting rights with respect to the number of shares pledged, provided that the maximum number of shares ineligible for voting pursuant to the provision above cannot exceed half of the number of shares that such director held in such public company at the time the director was elected. In addition, any shares that were ineligible for voting pursuant to the above provision would not count as being present for such vote.

Any stockholder who has a personal interest in the matter under discussion at a stockholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another stockholder; however, the shares held by such stockholder may be counted as present.

Holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying ADSs on an individual basis.

C. Other Rights of Stockholders

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

The Republic of China Company Act allows stockholders holding 1% or more of the total issued shares of a company to submit, during the period of time prescribed by us no less than 10 days, one proposal in writing for discussion at the general meeting of stockholders. It also provides that a company may adopt a nomination procedure for election of directors or supervisors. We have adopted a nomination procedure for election of directors as stipulated in our articles of incorporation which provides that stockholders holding 1% or more of our total issued shares may submit to us a list of candidates for director, including independent director, along with relevant information and supporting documents.

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

Transfer of Common Shares

Shares in registered form are transferred in book-entry form or by endorsement and delivery of the related share certificates. Transferees must have their names and addresses registered on our register in order to assert stockholder’s rights against us. Our stockholders are required to file their respective specimen seals with our share registrar, Yuanta Securities Co., Ltd. Under the current ROC Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. Our articles of incorporation provide that we may deliver shares in book-entry form instead of by means of issuing physical share certificates.

Acquisition of Our Own Common Shares

Under the Republic of China Company Act, with minor exceptions, we cannot acquire our own common shares. Any common shares acquired by us, under certain of such minor exceptions, must be sold at the market price within six months after their acquisition.

In addition, under the Republic of China Securities and Exchange Act, a company whose shares are listed on the TWSE or traded on the GreTai Securities Market may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Securities and Futures Bureau of the Financial Supervisory Commission, purchase its shares for the following purposes on the TWSE, the GreTai Securities Market or by a tender offer:

(1)	for transfers of shares to its employees;

(2)	for conversion into shares from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

(3)	for maintaining its credit and its stockholders’ equity, provided that the shares so purchased shall be cancelled thereafter.

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

The shares purchased by us shall not be pledged or hypothecated. In addition, we may not exercise any stockholders’ rights attaching to these shares. Under ROC Company Act, we may transfer the treasury stock to our employees and impose transfer restrictions on the shares up to two years.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the stockholders in accordance with the relevant provisions of the Republic of China Company Act and our articles of incorporation.

Substantial Stockholders and Transfer Restrictions

The Republic of China Securities and Exchange Act currently requires for public companies that (i) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial stockholder (i.e., a stockholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (ii) each director, supervisor, manager or substantial stockholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the TWSE or traded on the GreTai Securities Market to the Securities and Futures Bureau of the Financial Supervisory Commission at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the reporting obligation in above item (i).

In addition, the number of shares that can be sold or transferred on the TWSE or GreTai Securities Market by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares;

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•

in any case, 5% of the average daily trading volume (number of shares) on the TWSE or the GreTai Securities Market for the ten consecutive trading days preceding the reporting day on which day the director, supervisor, manager or substantial stockholder or their respective spouse, minor child or nominee reports the intended share transfer to the Securities and Futures Bureau.

These restrictions do not apply to block trading, auction sale, purchase by auction, after-hour trading and sales or transfers of our ADSs. However, these restrictions will apply to sales of common shares upon withdrawal.

D. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.

E. Exchange Controls

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

Foreign Investment in Taiwan Securities Market

On December 28, 1990, the Executive Yuan, the cabinet of the government of the Republic of China, approved guidelines drafted by the Securities and Futures Commission (the predecessor of the Securities and Futures Bureau), which, since January 1, 1991, has allowed direct foreign investment in Taiwan’s securities that are listed on the TWSE or other Taiwan securities approved by the Securities and Futures Bureau by certain eligible qualified foreign institutional investors.

In addition to qualified foreign institutional investors, certain individual and foreign institutional investors which meet certain qualifications set by the Securities and Futures Bureau may invest in the shares of TWSE-listed companies, GreTai Securities Market (formerly known as Over-The-Counter Securities Exchange) traded companies, emerging market companies or other Taiwan securities approved by the Securities and Futures Bureau up to a limit of US$50 million (in the case of institutional investors) and US$5 million (in the case of individual investors) after obtaining permission from the TWSE.

On September 30, 2003 and June 15, 2004, the Securities and Futures Bureau issued amendments to the “Guideline Governing Investment in Securities by Overseas Chinese and Foreign Nationals” and relevant regulations, in which the Securities and Futures Bureau lifted certain restrictions and simplified the procedures required for foreign investments in Taiwan’s securities market. The amendment focuses mainly on the following aspects:

•

The concept of “qualified foreign institutional investors” no longer exists. Foreign investors are reclassified as “off-shore foreign institutional investors,” “on-shore foreign institutional investors,” “off-shore general foreign investors” or “on-shore general foreign investors” based on whether they are institutions or natural persons, and whether they have presence in Taiwan.

•

For foreign investors to invest in Taiwan’s securities market, registration with the TWSE, instead of the approval of the Securities and Futures Bureau, is required. The TWSE may withdraw or rescind the registration if the application documents submitted by foreign investors are untrue or incomplete, or if any material violation of the relevant regulations exists.

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

Depositary Receipts

In April 1992, the Securities and Futures Bureau began allowing Taiwan companies listed on the TWSE, with the prior approval of the Securities and Futures Bureau, to sponsor the issuance and sale of depositary receipts evidencing depositary shares. In December 1994, the Republic of China Ministry of Finance began allowing companies whose shares are traded on the GreTai Securities Market also to sponsor the issuance and sale of depositary receipts evidencing depositary shares representing shares of its capital stock. Approvals for these issuances are still required.

After the issuance of a depositary share, a holder of the depositary receipt evidencing the depositary shares may request the depositary issuing the depositary share to cause the underlying shares to be sold in Taiwan and to distribute the proceeds of the sale, or to withdraw the shares and deliver the shares to the depositary receipt holder. A citizen of the People’s Republic of China is not permitted to withdraw and hold our shares.

If you are an offshore foreign institutional investor holding the depositary receipts, you must register with the TWSE as a foreign investor before you will be permitted to withdraw the shares represented by the depositary receipts. In addition to obtaining registration with the TWSE, you must also (i) appoint a qualified local agent to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other functions as holders of ADSs may designate, (ii) appoint a custodian bank to hold the securities and cash proceeds, confirm transactions, settle trades and report and declare other relevant information; and (iii) appoint a tax guarantor as guarantor for the full compliance of the withdrawing depositary receipt holders’ tax filing and payment obligations in the Republic of China. A depositary receipt holder not registered as a foreign investor with the TWSE, or a holder that has made the necessary appointments as outlined above, will be unable to hold, or subsequently transfer, the shares withdrawn from the depositary receipt facility.

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific Securities and Futures Bureau approval, unless they are:

(i)	stock dividends;

(ii)	free distributions of shares;

(iii)	due to the exercise by the depositary receipt holder’s preemptive rights in the event of capital increases for cash; or

(iv)	if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the TWSE or the GreTai Securities Market or delivery by investors of the shares for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the Securities and Futures Bureau of the Financial Supervisory Commission in connection with the offering, plus any ADSs issued pursuant to the events described in (i), (ii) and (iii) above.

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

Exchange Controls

Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated by the Financial Supervisory Commission and by the Central Bank of the Republic of China (Taiwan) to handle foreign exchange transactions. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. These limits apply to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

In addition, a foreign person without an alien resident card or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to US$100,000 per remittance if required documentation is provided to Taiwan authorities. This limit applies only to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies.

F. Taxation

Republic of China Taxation

The discussion below describes the principal Republic of China tax consequences of the ownership and disposition of ADSs representing common shares and of common shares. It applies to you only if you are:

•

an individual who is not a citizen of the Republic of China, who owns ADSs or common shares and who is not physically present in Taiwan for 183 days or more during any calendar year (the “Non-Resident Individual”); or

•

a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the Republic of China for profit-making purposes and has no fixed place of business or other permanent establishment in Taiwan (the “Non-Resident Entity”).

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

Share or cash dividends paid by us out of our capital surplus which are derived from the issuance of shares at a premium are not subject to Republic of China withholding tax. According to the rulings of Ref. Tai-Tsai-Hsuei-Tzi-09504509440 issued by the Ministry of Finance of the Republic of China, if a company reduces its share capital and redeems for cash its outstanding common shares issued to the company’s stockholders by capitalization of capital surplus, those premiums under the capitalized capital surplus derived from re-evaluation of assets, sale of lands and/or merger with other enterprise shall be deemed as the gain in the stockholders’ capital investment, and shall be deemed as stockholders’ dividend income (or investment revenue) and be subject to ROC income tax.

As the legal reserve is set-aside from company’s profit earnings (after tax) in accordance with Article 237 of ROC Company Act, receipt of distribution of legal reserve shall be deemed as stockholders’ dividend income (or investment revenue) and be subject to ROC income tax collected by way of withholding at the time of distribution, currently at the rate of 20%, unless a lower withholding rate is provided under a tax treaty between the ROC and the jurisdiction where the Non-ROC Stockholder is a resident.

Capital Gains

Gains from the sale of property in the Republic of China are generally subject to Republic of China income tax. Effective January 1, 2013, capital gains on the sale of common shares, including common shares withdrawn from the ADS facility, received by a Non-Resident Individual is subject to the capital gain tax at a flat rate of 15%. A Non-Resident Entity is exempted from income tax for its capital gains from sale of common shares, including common shares withdrawn from the ADS facility, and is further exempted from Alternative Minimum Tax, or the AMT.

Sales of ADSs by you are regarded as transactions relating to property located outside the Republic of China and thus any gains derived therefrom are currently not subject to Republic of China income tax.

Preemptive Rights

Distributions of statutory preemptive rights for common shares in compliance with Republic of China law are not subject to any Republic of China tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to securities transaction tax at the rate of 0.3% of the gross amount received. A Non-Resident Individual is subject to income tax at a flat rate of 15% for such capital gains. A Non-Resident Entity is exempted from income tax for such capital gains and is further exempted from the AMT. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to capital gains tax at the rate of:

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

Tax Treaty

The Republic of China does not have an income tax treaty with the United States. On the other hand, the Republic of China has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand and Switzerland, which may limit the rate of Republic of China withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

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

With respect to U.S. holders who are individuals, certain dividends received from a foreign corporation, on shares, or ADSs backed by such shares, that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation, provided further that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). Under current U.S. Treasury Department guidance, our ADSs, which are listed on the New York Stock Exchange, but not our shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years, or that our shares will be readily tradable on an established securities market in any given year. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2012, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

G. Dividends and Paying Agents

Not applicable.

H. Statement by Experts

Not applicable.

I. Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we have already filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

J. Subsidiary Information

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

Interest Rate Risk

We do not expect interest rate risk to have a material impact on our financial condition and results of operations. Please refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of our loans.

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. Assuming an increase or decrease of 1% in the interest rates of our non-fixed interest rate loans, our interest payments in 2012 would have increased or decreased by NT$21 million (US$0.7 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2012, our cash and cash equivalents amounted to NT$53.2 billion (US$1.8 billion). The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital, and interest income accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) securities denominated in foreign currencies.

We entered into currency swap and forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding currency swap and forward exchange contracts on December 31, 2012 were as follows:

FX instrument	Currencies involved	Maturity Period	Contract Amount
Currency swap contracts	US$/NT$	2013.01-2013.03	US$34 million/NT$991 million
Currency swap contracts	US$/NT$	2013.01-2013.03	US$32 million/NT$929 million
Forward exchange contracts-Buy	NT$/US$	2013.01	NT$154 million/US$5 million

Net loss arising from all of our foreign currency derivative financial instruments for the year ended December 31, 2011 was NT$72.8 million, including realized settlement loss of NT$40.9 million and valuation loss of NT$31.9 million.

Net gain arising from all of our foreign currency derivative financial instruments for the year ended December 31, 2012 was NT$68.6 million (US$2.4 million), including realized settlement gain of NT$70.0 million (US$2.5 million), which was partially offset by valuation loss of NT$1.4 million (US$0.1 million).

Equity Price Risk

We are exposed to equity price risk as a result of our available-for-sale equity securities, including publicly-traded equities and foreign currency-denominated mutual funds, and we manage our equity investment portfolio in accordance with our internal regulations.

The table below presents the carrying amount and unrealized gain or loss for our available-for-sale equity securities as of December 31, 2012.

	December 31, 2012
	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(In Millions)
Available-for-sale equity securities
Open-end mutual funds	$2,190	$177	$1
Domestic listed stocks	3,196	89	—
Foreign listed stocks	10	—	3

	5,396	266	4

The total value of our available-for-sale equity portfolio amounted to NT$5.4 billion (US$185.7 million) as of December 31, 2012, which was approximately 118% more than the total value of our equity portfolio as of December 31, 2011. This increase was mainly due to the acquisition of NT$3.1 billion stake in China Airlines, as well as benefit from market rally over 2012. Compared to a net unrealized gain of NT$69.0 million on our equity portfolio at the end of 2011, we recognized a net unrealized gain of NT$262 million (US$9.0 million) on our equity portfolio as of December 31, 2012. The increase in unrealized gain was mainly due to rising prices in both global equity markets and fixed income markets.

For the year ended December 31, 2012, pursuant to ROC and U.S. accounting regulations, we recognized other-than-temporary impairment losses of NT$27 million (US$0.9 million) for available-for-sale financial assets due to the decline in market prices of which we cannot estimate the time of recovery. The value of our equity holdings fluctuates depending on the market conditions. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

Other Market Risk

We have made investments in corporate bonds and bank debentures issued by domestic public companies with strong industry leadership and solid profits. Industries in which we have invested include materials, financials, utilities, technology, and so on. As of December 31, 2012, total value of our investments in corporate bonds and bank debentures amounted to NT$16.1 billion (US$554.1 million), most of which were classified as held-to-maturity financial assets, except for a NT$50.2 million (US$1.7 million) corporate bonds classified as available-for-sale financial asset on recognition. The fair value of these corporate bonds and bank debentures is valued using market-based observable inputs including duration, yield rate and credit rating, which are subject to fluctuation based on many factors such as prevailing market conditions. However, we do not expect the gains and losses in the values of these investments to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2012, we received the following net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program:

Item	US$
(in thousands)
Reimbursement of investor relations efforts	507
Reimbursement of legal fees	133
Reimbursement of NYSE listing fees	37
Reimbursement of proxy process expenses	15
Reimbursement of SEC filing fees	16
Reimbursement of Sarbanes-Oxley and accounting related expenses in connection with ongoing SEC compliance and listing requirements	1,140
Reimbursement of other ADR program-related expenses	188

Total	2,035

*	Total may not equal to sum of all items due to rounding. The amounts in the table are disclosed on a net basis after deducting US$872,047 that has been withheld for U.S. taxes. On December 17, 2010, the IRS published General Legal Advice Memorandum 2010-006 (the GLAM), which concludes that payments made by a U.S. depository institution to a non-U.S. corporation for expenses the ADR issuer incurs to institute a sponsored ADR program are treated as U.S.-source royalty income. Such income is therefore subject to a U.S. withholding tax of 30% or a lower applicable income tax treaty rate.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 10, 2013 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding i) the reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and ii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 10, 2013

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Chung-Fern Wu is our audit committee financial expert and independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

The U.S. Securities and Exchange Commission has indicated that the designation of Dr. Wu as the audit committee financial expert does not: (i) make Dr. Wu an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Dr. Wu that are greater than those imposed on her as a member of the audit committee and the board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, supervisors, employees and officers, including our chief executive officer and chief financial officer. We have posted a copy of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at http://www.cht.com.tw/en/aboutus/companyrules.html

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	For the year ended December 31,
	2010		2011		2012
	(in millions)
Audit fees(1)	NT$	95.3	NT$	81.7	NT$	56.9	US$	2.0
Audit-related fees(2)		—		—		—		—
Tax fees(3)		—		—		—		—
All other fees(4)		4.1		2.3		4.5		0.1

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above. The amount for the years ended December 31, 2010 and 2011 mainly consisted of professional services rendered by the Deloitte & Touche for IFRS adoption. The amount for the year ended December 31, 2012 mainly consisted of professional services rendered by the Deloitte & Touche for consultation of the Personal Information Protection Act.

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

As a ROC company listed on the New York Stock Exchange, or NYSE, we are subject to the U.S. corporate governance rules to the extent that these rules are applicable to foreign private issuers. The following summary details the significant differences between our corporate governance practices and corporate governance standards for non-foreign private issuers (e.g., U.S. companies) under the NYSE Listed Company Manual.

Under Section 303A of the NYSE Listed Company Manual, NYSE-listed foreign private issuers may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. However, all NYSE-listed foreign private issuers must comply with Sections 303A.06, 303A.11, 303A.12(b) and 303A.12(c) of the NYSE Listed Company Manual.

The Legal Framework. In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or ROC Company Act, the ROC Securities Exchange Act, regulations promulgated by the Securities and Futures Bureau of the Financial Supervisory Commission and, to the extent they are listed on the TWSE, listing rules of the TWSE. Corporate governance principles under provisions of ROC law may differ in significant ways to corporate governance standards for non-foreign private issuers listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations, including the formation of an audit committee. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are not in conformity with ROC laws or regulations or generally prevailing business practices in Taiwan. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE.

Director Independence. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a majority of independent directors on the board of directors. The ROC Securities Exchange Act requires the independent directors of a public company to comprise of no less than one-fifth of the board of directors. We currently have three independent directors on our twelve-member board of directors. Our standards for determining director independence, which comply with requirements under the ROC Company Act and ROC Securities Exchange Act for director independence, may differ from the standards imposed by the NYSE.

In addition, under the ROC requirements, our board of directors is not required to make a formal determination of a director’s independence. Nevertheless, we believe that our independent directors are free from any business or other relationships that would impair the exercise of their independent judgment. Furthermore, pursuant to the NYSE Listed Company Manual, non-executive directors must meet on a regular basis without the management directors present. All of our directors attend our board of directors’ meetings; however, no separate meeting is held among non-executive directors.

Audit Committee. On April 1, 2003, the SEC adopted final rules relating to the audit committee requirements. Foreign private issuers listed on the NYSE were required to comply with the related NYSE corporate governance rules by July 31, 2005. On February 20, 2013, the FSC of the ROC announced that any (i) financial holding company, bank, bill finance company or insurance company, (ii) listed company whose paid-in capital reaches NT$50 billion or (iii) integrated securities firm controlled by a financial holding company, should establish an audit committee to replace supervisors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for a discussion of our new audit committee starting from the date of the annual general meeting in June 2013. As a result, we will simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC.

Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual, and is comprised of three independent directors. According to the NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE, the board must review status of any audit member that serves on more than three audit committees. There is no such requirement under the ROC law, which allows a person to serve as an independent director on up to four public companies in the ROC.

Section 303A.07 of the NYSE Listed Company Manual requires issuers to have at least three directors on the audit committee that meets the definition of independence set forth under Rule 10A-3 of the Exchange Act and Section 303A of the NYSE Listed Company Manual. There is no such requirement under the ROC law, which requires all independent directors of a public company to be members of the audit committee if the company has established such a committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

Nominating/Corporate Governance Committee and Corporate Governance Principles. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. The ROC Company Act does not require companies incorporated in the ROC to have a nominating/corporate governance committee. We do not currently have a nominating committee or a corporate governance committee.

Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices. The ROC Company Act requires that directors shall be elected by stockholders. Our articles of incorporation requires us, beginning in the fifth commencement, to establish at least three independent directors in the number of directors. The elections for directors shall proceed with the candidate nomination system; the stockholders shall elect the directors from among the nominees listed in the roster of director candidates. Stockholders holding stock over 1% are entitled to nominate candidates of directors in written to us. The numbers of candidates nominated by stockholders shall not exceed the numbers of directors to be elected; neither the numbers of candidates nominated by the Board. Elections for independent and non-independent directors shall proceed concurrently, and the number of elected independent and non-independent directors shall be calculated separately.

Non-foreign private issuers listed on the NYSE are also required to adopt and disclose corporate governance guidelines. We currently comply with the ROC Non-Binding Corporate Governance Best-Practice Principles for TSEC/GTSM Listed Companies promulgated by the TWSE, or Best-Practice Principles, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Compensation Committee. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a compensation committee, composed entirely of independent directors. The Article 14-6 of ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e. Financial Supervisory Commission) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for description of our compliance.

Code of Business Conduct and Ethics. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies must adopt a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We have adopted Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, supervisors, managers, employees and persons having substantial control over us. We have filed Code of Ethics and Ethical Corporate Management Best Practice Principles as an exhibit to our annual report filed with the SEC and a copy is available to any stockholder upon request.

Equity Compensation Plans. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require that equity compensation plans be approved by a company’s stockholders. Under the ROC Company Act and the ROC Securities and Exchange Act, stockholders’ approval is required for the distribution of employee bonuses and any issuances of restricted stock to employees, while the board of director has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau, Financial Supervisory Commission, and to approve share buy-back programs and transfer of shares to employees under such programs. We intend to follow only the ROC requirements.

Means to Communicate with Non-Management Directors. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to establish a means for stockholders, employees and other interested parties to communicate with non-management directors. The ROC law does not have comparable requirements. However, according to the Best-Practice Principles, companies are required to establish channels of communication with employees and encourage employees to communicate directly with the management, directors or supervisors so as to reflect employees’ opinions about the management, financial conditions and material decisions of the company concerning employee welfare. Moreover, companies are required to establish a channel for supervisors to communicate with the employees, stockholders, and interested parties. We have complied with these provisions.

Internal Audit Function. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to establish an internal audit function to provide management and the audit committee with assessments of the company’s risk management processes and system of internal control. We have complied with the Best-Practice Principles by setting up an internal control/audit system in accordance with the ROC Regulations Governing Establishment of Internal Control Systems by Public Companies.

CEO Certification to the NYSE. The NYSE listing standards require the CEO of companies to certify compliance with NYSE corporate governance standards annually. ROC law does not contain such requirement. In this regard, we only follow ROC corporate governance requirement which does not require CEO annual certification. However, our CEO and CFO are required to certify in the 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of our company.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on November 29, 2000 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2*	Articles of incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on June 22, 2012.

2.1	Form of Amended and Restated Deposit Agreement dated as of November 2007 among Chunghwa Telecom Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-147321) filed with the Commission on November 13, 2007).

8.1*	List of Subsidiaries.

11.1*	Code of Ethics (English translation), as last amended by the board of directors on August 29, 2012.

11.2	Ethical Corporate Management Best Practice Principles as approved by the board of directors on December 28, 2010 (English translation) (incorporated by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31731) filed with the Commission on April 20, 2011).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/S/ YEN-SUNG LEE
Name:	Yen-Sung Lee
Title:	Chairman and Chief Executive Officer

Date: April 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2010, 2011 and 2012, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for the years ended December 31, 2010, 2011 and 2012, in conformity with accounting principles generally accepted in the Republic of China.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 10, 2013

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan or U.S. Dollars, Except Par Value)

		December 31
		2011	2012
ASSETS	Notes	NT$	NT$	US$ (Note 3)

CURRENT ASSETS
Cash and cash equivalents	2, 5	$67,390	$53,202	$1,832
Financial assets at fair value through profit or loss	2, 6	46	3	—
Available-for-sale financial assets	2, 7	2,499	2,250	77
Held-to-maturity financial assets	2, 8	1,201	4,250	146
Trade notes and accounts receivable, net	2, 9, 21	22,396	24,355	838
Receivables from related parties	28	34	44	2
Other monetary assets	10	2,068	2,185	75
Inventories	2, 11, 21, 30	5,214	7,196	248
Deferred income tax assets	2, 25	115	143	5
Restricted assets	21, 29	57	10	—
Other current assets	6, 11, 12, 21, 28	5,519	7,357	254

Total current assets		106,539	100,995	3,477

LONG-TERM INVESTMENTS
Investments accounted for using equity method	2, 13	2,563	2,250	77
Financial assets carried at cost	2, 14	2,760	2,550	88
Available-for-sale financial assets	2, 7	58	3,196	110
Held-to-maturity financial assets	2, 8	13,495	11,796	406
Other monetary assets	15, 30	1,000	1,000	35

Total long-term investments		19,876	20,792	716

PROPERTY, PLANT AND EQUIPMENT, NET	2, 16, 28, 29	302,612	303,650	10,453

INTANGIBLE ASSETS	2, 28
3G concession		5,240	4,492	155
Goodwill		245	245	8
Others		845	1,076	37

Total intangible assets		6,330	5,813	200

OTHER ASSETS
Refundable deposits		1,760	2,087	72
Deferred income tax assets	2, 25	340	438	15
Others	2, 16, 27, 29	5,463	5,672	194

Total other assets		7,563	8,197	281

TOTAL		$442,920	$439,447	$15,127

		December 31
		2011	2012
LIABILITIES AND STOCKHOLDERS’ EQUITY	Notes	NT$	NT$	US$ (Note 3)

CURRENT LIABILITIES
Short-term loans	17	$75	$111	$4
Financial liabilities at fair value through profit or loss	2, 6	4	2	—
Trade notes and accounts payable	21	14,265	13,513	465
Payables to related parties	28	788	837	29
Income tax payable	2, 25	3,539	3,320	114
Accrued expenses	18, 21	18,571	17,933	617
Current portion of long-term loans	20	702	8	—
Other current liabilities	11, 19, 21	21,336	21,060	726

Total current liabilities		59,280	56,784	1,955

NONCURRENT LIABILITIES
Long-term loans	20	1,058	2,050	71
Deferred income	2	2,578	2,666	92

Total noncurrent liabilities		3,636	4,716	163

RESERVE FOR LAND VALUE INCREMENTAL TAX	16	95	95	3

OTHER LIABILITIES
Accrued pension liabilities	2, 27	1,444	2,539	87
Customers’ deposits	28	5,014	4,911	169
Others		408	492	16

Total other liabilities		6,866	7,942	272

Total liabilities		69,877	69,537	2,393

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT	2, 7, 16, 22
Common stock—NT$10 par value
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares		77,574	77,574	2,670

Additional paid-in capital		169,536	169,544	5,836

Retained earnings		115,866	113,408	3,904

Other adjustments
Cumulative translation adjustments		(38)	(95)	(2)
Unrecognized net loss of pension		(38)	(1,007)	(35)
Unrealized gain on financial instruments		68	258	9
Unrealized revaluation increment		5,763	5,760	198

Total other adjustments		5,755	4,916	170

Total equity attributable to stockholders of the parent		368,731	365,442	12,580

MINORITY INTERESTS IN SUBSIDIARIES		4,312	4,468	154

Total stockholders’ equity		373,043	369,910	12,734

TOTAL		$442,920	$439,447	$15,127

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		Year Ended December 31
		2010	2011	2012
	Notes	NT$	NT$	NT$	US$ (Note 3)

NET REVENUES	28	$202,430	$217,493	$220,131	$7,578

OPERATING COSTS	28	115,332	131,531	141,177	4,860

GROSS PROFIT		87,098	85,962	78,954	2,718

OPERATING EXPENSES	28
Marketing		22,469	23,172	22,319	768
General and administrative		4,012	4,180	4,024	139
Research and development		3,250	3,525	3,698	127

Total operating expenses		29,731	30,877	30,041	1,034

INCOME FROM OPERATIONS		57,367	55,085	48,913	1,684

NON-OPERATING INCOME AND GAINS	13, 28
Interest income		475	682	742	26
Equity in earnings of equity method investees, net		151	364	529	18
Gain on disposal of financial instruments, net		—	20	112	4
Foreign exchange gain, net		—	81	34	1
Dividend income		26	34	21	1
Gain on disposal of property, plant and equipment, net		—	298	—	—
Others		380	402	419	14

Total non-operating income and gains		1,032	1,881	1,857	64

NON-OPERATING EXPENSES AND LOSSES	7, 14, 16
Impairment loss on assets		125	148	1,768	61
Interest expense		107	31	22	1
Loss on disposal of property, plant and equipment, net		216	—	2	—
Valuation loss on financial instruments, net		11	37	1	—
Loss on disposal of financial instruments, net		157	—	—	—
Foreign exchange loss, net		17	—	—	—
Loss arising from natural calamities		19	1	7	—
Others		60	50	74	3

Total non-operating expenses and losses		712	267	1,874	65

INCOME BEFORE INCOME TAX		57,687	56,699	48,896	1,683

INCOME TAX EXPENSE	2, 25	9,129	8,604	7,858	270

CONSOLIDATED NET INCOME		$48,558	$48,095	$41,038	$1,413

ATTRIBUTABLE TO:
Stockholders of the parent		$47,609	$47,068	$39,904	$1,374
Minority interests		949	1,027	1,134	39

		$48,558	$48,095	$41,038	$1,413

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		Year Ended December 31
		2010	2011	2012
	Notes	NT$	NT$	NT$	US$ (Note 3)

BASIC EARNINGS PER SHARE	26
Before income tax		$5.82	$7.11	$6.11	$0.21

After income tax		$4.91	$6.04	$5.14	$0.18

DILUTED EARNINGS PER SHARE	26
Before income tax		$5.80	$7.09	$6.09	$0.21

After income tax		$4.89	$6.03	$5.13	$0.18

BASIC EARNINGS PER EQUIVALENT ADS
Before income tax		$58.20	$71.10	$61.07	$2.10

After income tax		$49.10	$60.43	$51.44	$1.77

DILUTED EARNINGS PER EQUIVALENT ADS
Before income tax		$58.02	$70.89	$60.91	$2.10

After income tax		$48.95	$60.25	$51.30	$1.77

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	26	9,696,808	7,789,326	7,757,447

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)	26	9,725,461	7,810,605	7,777,238

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of U.S. Dollars, Except Shares Data and Par Value)

	Equity Attributable to Stockholders of the Parent
	Capital Stock (NT$10 Par Value)								Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Minority Interests	Total Stockholders’ Equity
	Common Stock			Retained Earnings			Cumulative Translation Adjustments	Unrecognized Net Loss of Pension
	Shares (Thousands)	Amount	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, JANUARY 1, 2010	9,696,808	$96,968	$169,510	$56,987	$2,676	$43,750	$8	$(44)	$(447)	$5,803	$3,753	$378,964

Appropriation of 2009 earnings
Legal reserve	—	—	—	4,374	—	(4,374)	—	—	—	—	—	—
Cash dividend - NT$4.06 per share	—	—	—	—	—	(39,369)	—	—	—	—	—	(39,369)
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(696)	(696)
Capital reduction (Note 22)	(1,939,361)	(19,394)	—	—	—	—	—	—	—	—	—	(19,394)
Consolidated net income in 2010	—	—	—	—	—	47,609	—	—	—	—	949	48,558
Equity adjustments in investees	—	—	5	—	—	—	—	—	—	—	—	5
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	(110)	—	—	—	(9)	(119)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	4	—	—	1	5
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	623	—	26	649

BALANCE, DECEMBER 31, 2010	7,757,447	77,574	169,515	61,361	2,676	47,616	(102)	(40)	176	5,803	4,024	368,603

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	—	—	—	—	—	—	—	—	—	(40)	—	(40)
Appropriation of 2010 earnings
Legal reserve	—	—	—	4,761	—	(4,761)	—	—	—	—	—	—
Cash dividend - NT$5.52 per share	—	—	—	—	—	(42,855)	—	—	—	—	—	(42,855)
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(727)	(727)
Consolidated net income in 2011	—	—	—	—	—	47,068	—	—	—	—	1,027	48,095
Equity adjustments in investees	—	—	21	—	—	—	—	—	—	—	—	21
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	64	—	—	—	19	83
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	2	—	—	—	2
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	(108)	—	(31)	(139)

BALANCE, DECEMBER 31, 2011	7,757,447	77,574	169,536	66,122	2,676	47,068	(38)	(38)	68	5,763	4,312	373,043

Transfer of unrealized revaluation increment to income upon disposal of revalued assets	—	—	—	—	—	—	—	—	—	—	—	—
Decrease in unrealized revaluation increment on property, plant and equipment due to property impairment	—	—	—	—	—	—	—	—	—	(3)	—	(3)
Appropriation of 2011 earnings
Legal reserve	—	—	—	4,707	—	(4,707)	—	—	—	—	—	—
Cash dividend - NT$5.46 per share	—	—	—	—	—	(42,362)	—	—	—	—	—	(42,362)
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(945)	(945)
Consolidated net income in 2012	—	—	—	—	—	39,904	—	—	—	—	1,134	41,038
Equity adjustments in investees	—	—	8	—	—	—	—	—	—	—	—	8
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	(57)	—	—	—	(10)	(67)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	(21)	—	—	(25)	(46)
Defined benefit pension plan adjustments	—	—	—	—	—	—	—	(948)	—	—	—	(948)
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	190	—	2	192

BALANCE, DECEMBER 31, 2012	7,757,447	$77,574	$169,544	$70,829	$2,676	$39,903	$(95)	$(1,007)	$258	$5,760	$4,468	$369,910

BALANCE, DECEMBER 31, 2012 (IN MILLIONS OF US$ - Note 3)		$2,670	$5,836	$2,438	$92	$1,374	$(2)	$(35)	$9	$198	$154	$12,734

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$48,558	$48,095	$41,038	$1,413
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) doubtful accounts	230	113	(1,451)	(50)
Depreciation and amortization	34,064	32,306	32,525	1,120
Amortization of premium or discount of financial assets	38	61	65	2
Loss (gain) on disposal of financial instruments, net	157	(20)	(112)	(4)
Valuation loss on financial instruments, net	11	37	1	—
Loss (gain) on disposal of property, plant and equipment, net	216	(298)	2	—
Equity in earnings of equity method investees, net	(151)	(364)	(529)	(18)
Dividends received from equity investees	36	158	763	26
Loss arising from natural calamities	19	1	7	—
Impairment loss on assets	125	148	1,768	61
Compensation cost of employee stock option	—	—	3	—
Deferred income taxes	27	56	(126)	(4)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	32	(53)	74	3
Trade notes and accounts receivable	(2,749)	(8,313)	(483)	(17)
Receivables from related parties	(36)	144	345	12
Other monetary assets	(288)	58	(130)	(5)
Inventories	(475)	(665)	(1,945)	(67)
Other current assets	(858)	(1,046)	(2,707)	(92)
Increase (decrease) in:
Trade notes and accounts payable	2,237	2,377	14	—
Payables to related parties	(260)	650	(338)	(12)
Income tax payable	257	(1,028)	(218)	(8)
Accrued expenses	954	196	(627)	(22)
Other current liabilities	2,447	2,609	(596)	(19)
Deferred income	105	(14)	89	3
Accrued pension liabilities	73	151	130	4

Net cash provided by operating activities	84,769	75,359	67,562	2,326

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(34)	(113)	(30)	(1)
Proceeds from disposal of financial assets at fair value through profit or loss	21	147	57	2
Acquisition of available-for-sale financial assets	(3,342)	(4,325)	(4,452)	(153)
Proceeds from disposal of available-for-sale financial assets	19,195	3,945	1,793	62
Acquisition of held-to-maturity financial assets	(6,917)	(6,544)	(3,865)	(133)
Proceeds from disposal of held-to-maturity financial assets	1,538	2,159	2,451	84
Acquisition of financial assets carried at cost	(318)	(236)	(50)	(2)
Proceeds from disposal of financial assets carried at cost	59	66	31	1
Capital reduction of financial assets carried at cost	—	7	35	1
Liquidating dividend	—	6	2	—
Capital reduction of equity investees	—	7	65	2
Prepaid long-term investment	(66)	(84)	—	—
Acquisition of investments accounted for using equity method	(35)	(365)	(26)	(1)
Acquisition of property, plant and equipment	(24,617)	(26,876)	(33,280)	(1,146)
Proceeds from disposal of property, plant and equipment	82	656	33	1
Acquisition of intangible assets	(278)	(556)	(592)	(20)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 3)

Decrease (increase) in restricted assets	$31	$12	$(9)	$—
Increase in other assets	(2,682)	(1,010)	(1,036)	(35)

Net cash used in investing activities	(17,363)	(33,104)	(38,873)	(1,338)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(648)	(40)	36	1
Increase (decrease) in short-term note payable	230	(230)	—	—
Increase in long-term loans	3,238	—	400	14
Repayment of long-term loans	(119)	(1,697)	(102)	(4)
Increase (decrease) in customers’ deposits	(81)	(895)	63	2
Increase in other liabilities	61	48	86	3
Cash dividends paid	(39,369)	(42,855)	(42,362)	(1,458)
Capital reduction	(9,697)	(19,394)	—	—
Proceeds from exercise of employee stock options granted by subsidiary	97	94	44	2
Decrease in minority interest	(675)	(769)	(1,005)	(35)

Net cash used in financing activities	(46,963)	(65,738)	(42,840)	(1,475)

EFFECT OF EXCHANGE RATE CHANGES	(63)	111	(37)	(1)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(2,764)	(113)	—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,616	(23,485)	(14,188)	(488)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	73,259	90,875	67,390	2,320

CASH AND CASH EQUIVALENTS, END OF YEAR	$90,875	$67,390	$53,202	$1,832

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$98	$41	$29	$1

Income tax paid	$8,841	$9,574	$8,213	$283

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$309	$702	$8	$—

Reclassification from common capital stock to due to stockholders for capital reduction	$19,394	$—	$—	$—

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$23,250	$28,257	$33,721	$1,161
Decrease (increase) in payables to suppliers	1,356	(1,354)	(441)	(15)
Prepayments for equipment	11	(27)	—	—

	$24,617	$26,876	$33,280	$1,146

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

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO has been listed on the Taiwan Stock Exchange under the number “2450” since May 2001. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007. At general annual stockholder meeting of SENAO in June 2010, the Company continued to maintain control of a majority of the board of directors through the continued support of other shareholder. The Company’s equity ownership of SENAO decreased from 31.33% as of January 15, 2007 to 28.30% as of December 31, 2012 due to the exercise of options by employees that were previously granted before 2007.

Senao International (Samoa) Holding Ltd. (“SIS”) was established by SENAO in 2009. SIS engages mainly in international investment activities.

Senao International HK Limited (“SIHK”) was established by SIS in 2009. SIHK engages mainly in international investment activities.

Senao Trading (Fujian) Co., Ltd. (“STF”) was established by SIHK in 2011. STF engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SITS”) was established by SIHK in 2011. SITS engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SEITS”) was established by SIHK in 2011. SEITS engages mainly in provision of information and communication maintenance services.

The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”) was established by SIHK in 2011. SITJ engages mainly in sale of information and communication technology services.

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

Spring House Entertainment Tech. Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. Chunghwa obtained control interest over it in January 2008.

Ceylon Innovation Co., Ltd. (“CEI”) was established by SHE in April 2011. CEI engages mainly in international trade, general advertisement and book publishing service.

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

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger. After the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors. Due to this loss of control, IISI and its subsidiaries including IESA and IEHK, were deconsolidated and going forward the investment is accounted for as an equity method investment.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business and telecommunication valued-added services. CHI was equity-method investee of the parent company. Chunghwa acquired over 50% shares of CHI on September 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing of semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”) was established by CHPT in 2010. CHPT (US) engages mainly in production and marketing in semiconductor testers and printed circuit boards.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004. CIHC engages mainly in investment activities.

CHI One Investment Co., Ltd. (“COI”) was established by CHI in 2009. COI engages mainly in investment activities.

Chunghwa established New Prospect Investments Holdings Ltd. (“New Prospect”) in March 2006. The holding company is operating as investment company and Chunghwa has 100% ownership interest in an amount of US$1 in the holding company as of December 31, 2012.

Chunghwa established Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006. This holding company is operating as an investment company.

Chunghwa Hsingta Company Ltd. (“CHC”) was established by Prime Asia in December 2010. CHC engages mainly in investment activities.

Chunghwa Telecom (China) Co., Ltd. (“CTC”) was established by CHC in March 2011. CTC engages mainly in energy conserving and providing services of planning, design, and integration of information systems.

Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”) was established by CHC and Zhenjiang New Area Hi-Tech Industrial Investment Co., Ltd. in January 2012. JZIT engages mainly in intelligent energy networks (iEN) and incorporating iEN into buildings.

Hua-Xiong Information Technology Co., Ltd. (“HXIT”) was established by CHC and Farglory Land Development Co., Ltd. in November 2012. HXIT engages mainly in providing intelligent system and energy saving system services in buildings.

Chunghwa established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011. CHTV engages mainly in providing information and communications technology, and intelligent energy network service.

Chunghwa and Sochamp Technology Inc. established a joint venture, Chunghwa Sochamp Technology Inc. (“CHST”), in July 2011. CHST mainly engages in license plate recognition system.

Chunghwa and United Daily News established a joint venture, Smartfun Digital Co., Ltd. (“SFD”), in August 2011. SFD mainly engages in sales of educational software which provides digital parenting education.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2012:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

As of December 31, 2011 and 2012, the Company had 28,772 and 30,432 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the ROC (“ROC GAAP”). The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the year ended December 31, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia and CHC. The consolidated financial statements for the year ended December 31, 2011 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, CHTV, CHST, and SFD. The accounts of IISI, IESA and IEHK were deconsolidated on June 24, 2011 (see Note 1). The consolidated financial statements for the year ended December 31, 2012 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, JZIT, HXIT, CHTV, CHST, and SFD.

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

Inventories

Inventories including merchandise, work-in-process and raw materials are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

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

The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

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

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 2 to 30 years; buildings - 3 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 2 to 20 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

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

Pension Costs

Pension cost under a defined benefit plan is determined by actuarial valuations. Contributions made under a defined contribution plan are recognized as pension cost during the period in which employees render services.

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

Income taxes at 10% on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment”. Financial Supervisory Commission (“FSC”) provided the two-year transition provision for unlisted companies to allow them to account for the options granted between January 1, 2008 to December 31, 2009 using intrinsic value method, under which compensation cost was amortized over the vesting period. Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method in accordance with the interpretations issued by the ARDF.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customers, the sales price is fixed or determinable and collectibility is reasonably assured.

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

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

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

Per share data has been restated for all periods presented to reflect capital reductions in 2009 and 2010 and the declaration of the stock dividends.

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s earnings per share data. Those per-share earnings of the subsidiary shall then be included in the consolidated earnings per share computations based on the consolidated Company’s holding of the subsidiary’s securities.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board as of December 31, 2012, which was NT$29.05 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011. When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Cash
Cash on hand	$239	$447
Bank deposits	6,258	7,248
Negotiable certificate of deposit, annual yield rate - ranging from 0.80%-1.05% and 0.83%-0.96% for 2011 and 2012, respectively	41,627	26,550

	48,124	34,245

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.70%-0.80% and 0.71%-0.74% for 2011 and 2012, respectively	18,966	18,957
Treasury bills, annual yield rate - 0.70%	300	—

	19,266	18,957

	$67,390	$53,202

6.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Derivatives - financial assets
Currency swap contracts	$6	$3
Forward exchange contracts	—	—

	6	3
Designated financial assets at fair value through profit or loss
Convertible bonds	40	—

	$46	$3

Derivatives - financial liabilities
Currency swap contracts	$4	$2
Forward exchange contracts	—	—
Index future contracts	—	—

	$4	$2

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

Outstanding currency swap contracts and forward exchange contracts as of December 31, 2011 and 2012:

	Currency	Maturity Period	Contract Amount (In Millions)

December 31, 2011

Currency swap contracts	US$/NT$	2012.01-2012.03	US$43/NT$1,307
Currency swap contracts	US$/NT$	2012.01-2012.02	US$19/NT$571
Forward exchange contracts - buy	NT$/US$	2012.01	NT$60/US$2

December 31, 2012

Currency swap contracts	US$/NT$	2013.01-2013.03	US$34/NT$991
Currency swap contracts	US$/NT$	2013.01-2013.03	US$32/NT$929
Forward exchange contracts - buy	NT$/US$	2013.01	NT$154/US$5

The Company did not have any outstanding index future contracts on December 31, 2012.

Outstanding index future contracts as of December 31, 2011 were as follows:

	Maturity Period	Units	Contract Amount (In Millions)

December 31, 2011

TAIFEX futures
TX	2012.01	2	NT$3
TX	2012.02	4	NT$6
TX	2012.03	37	NT$52
TE	2012.03	19	NT$11
TF	2012.01	8	NT$6
TF	2012.02	5	NT$4
TF	2012.03	15	NT$12

As of December 31, 2011, the deposits paid for outstanding index future contracts were NT$5 million (classified as other current assets).

The convertible bonds owned by subsidiaries are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gains (loss) arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2011 and 2012 were NT$(72) million (including realized settlement loss of NT$35 million and valuation loss of NT$37 million), and NT$58 million (including realized settlement gain of NT$59 million and valuation loss of NT$1 million), respectively.

7.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Domestic listed stocks	$343	$3,196
Open-end mutual funds	2,137	2,190
Corporate bonds	77	50
Foreign listed stocks	—	10

	2,557	5,446
Less: Current portion	2,499	2,250

	$58	$3,196

The board of directors of Chunghwa resolved to acquire 263,622 thousand common shares of China Airline Ltd. (“CAL”) at NT$11.73 per share in January 2012. Chunghwa expected to hold it as long-term investment and classified it as available-for-sale financial assets - noncurrent. CAL engages mainly in air transportation business.

After evaluating the available-for-sale financial assets, CHI determined that some investments were impaired and recognized an impairment loss of NT$27 million for the year ended December 31, 2012.

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$(447)	$176	$68
Recognized in stockholders’ equity	204	(55)	240
Transferred to profit or loss	419	(53)	(50)

Balance, end of year	$176	$68	$258

8.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Corporate bonds, nominal interest rate ranging from 1.20%-2.98% and 1.15%-2.90% for 2011 and 2012, respectively; effective interest rate ranging from 0.83%-2.89% and 1.00%-2.89%, respectively	$13,790	$14,791
Bank debentures, nominal interest rate ranging from 1.37%-1.60% and 1.25%-1.60% for 2011 and 2012, respectively; effective interest rate ranging from 1.25%-1.40% and 1.15%-1.40%, respectively	906	1,255

	14,696	16,046
Less: Current portion	1,201	4,250

	$13,495	$11,796

9.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Balance, beginning of year	$2,799	$2,551	$2,423
Provision for (reversal of) doubtful accounts	215	105	(1,473)
Accounts receivable written off	(463)	(235)	(139)
Impact on changes of consolidated subsidiaries	—	2	—

Balance, end of year	$2,551	$2,423	$811

Chunghwa evaluated the results of procedures implemented to enhance the collection of accounts receivable as well as the experience of decreases in uncollected receivables, and decided to refine the estimates used in the allowance calculation which led to the reversal of allowance for doubtful accounts for the year ended December 31, 2012.

10.	OTHER MONETARY ASSETS - CURRENT

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Accrued custodial receipts from other carriers	$105	$188
Accrued custodial receipts of Multimedia on Demand (MOD) service	119	182
Other receivables	1,844	1,815

	$2,068	$2,185

11.	INVENTORIES

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Merchandise	$2,999	$4,243
Work in process	782	813
Raw materials	25	36

	3,806	5,092
Land held for sale	579	15
Land and building held for sale	—	55
Land held under development	111	—
Construction in progress	682	—
Land held for development	36	2,034

	$5,214	$7,196

The operating costs related to inventories were NT$27,046 million (including valuation loss on inventories of NT$17 million), NT$32,826 million (including the valuation loss on inventories of NT$187 million) and NT$43,815 million (including the valuation loss on inventories of NT$113 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

Land held for sale on December 31, 2011 was for Wan-Xi and Covent projects. There was no land and building held for sale on December 31, 2011. Land held for sale on December 31, 2012 was for Li-Shui (A) and Wan-Xi projects. Land and building held for sale on December 31, 2012 was for Guang-Diang project.

Land held under development and construction in progress on December 31, 2011 was for Guang-Diang and Li-Shui (A) projects. Li-Shui (A) project was completed in April 2012, and reclassified to land held for sale. Covent project was completed in 2011, reclassified to land held for sale, and sold out in October 2012.

Land held for development on December 31, 2011 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City and Yucheng Sec., Nangang Dist., Taipei City. Land held for development on December 31, 2012 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City and Yucheng Sec., Nangang Dist., Taipei City and Qingshan Sec., Dayuan Township, Taoyuan County.

LED recognizes the relevant revenues of Guang-Diang project by percentage of completion method. The related information were as follows (in millions):

December 31, 2011
NT$
(In Millions)

Percentage of completion method

Guang-Diang project
Contract price	$983

Estimated construction cost	$430

Land held under development	$65

Construction in progress
Construction cost	$290
Recognized cumulative gain	392

$682

Deferred marketing expenses (classified as other current assets)	$17

Advance from land and building (classified as other current liabilities)	$179

Percentage of completion	79%
Expected year of completion	2012

Guang-Diang project was completed in June 2012, and reclassified to land and building held for sale. Some of the land and buildings were sold in 2012.

12.	OTHER CURRENT ASSETS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Spare parts	$2,306	$4,046
Prepaid expenses	1,584	1,975
Prepaid rents	994	918
Others	635	418

	$5,519	$7,357

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2011		2012
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
	NT$ (In Millions)		NT$ (In Millions)

Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	$462	38	$542	38
Senao Networks, Inc. (“SNI”)	346	41	413	40
International Integrated System, Inc. (IISI)	257	33	277	33
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	255	30	265	30
Huada Digital Corporation (“HDD”)	251	50	241	50
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	609	40	224	40
Skysoft Co., Ltd. (“SKYSOFT”)	113	30	128	30
Kingwaytek Technology Co., Ltd. (“KWT”)	75	33	77	33
So-net Entertainment Taiwan Limited (“So-net”)	34	30	31	30
HopeTech Technologies Limited (“HopeTech”)	21	45	22	45
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	110	40	21	33
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	1	49	9	49
Panda Monium Company Ltd.	—	43	—	43

	2,534		2,250
Prepayments for long-term investments in stocks
Jiangsu Zhenhua Information Technology Company, LLC.	29	—	—	—

	$2,563		$2,250

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger. After the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors. Due to this loss of control, IISI was deconsolidated and going forward the investment is accounted for as an equity method investment.

Chunghwa invested in HDD in September 2011 at NT$250 million cash to acquire 50% of its shares and the rest of 50% ownership interest was held by HTC Corporation (“HTC”). After the stockholders’ meeting of HDD held on March 2, 2012, Chunghwa and HTC each obtained half of director seats. Thus, neither entities obtained control over HDD. HDD engages mainly in providing software service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011. Chunghwa invested NT$115 million cash and held 40% ownership of DZIM in May 2011. Chunghwa participated in the capital increase of DZIM by investing NT$14 million in May 2012 but did not subscribe the shares at its corresponding proportion. Thus, the ownership interest decreased from 40% to 33%. DZIM reduced its capital by NT$193 million in December 2012. Chunghwa received NT$65 million from capital distribution and the ownership interest remains at 33%. DZIM engages mainly in information technology service and general advertisement service.

COI participated in the capital increase of Sertec by investing NT$12 million in February 2012. COI retained 49% ownership of Sertec after the capital increase.

Chunghwa established 100% owned subsidiary of Honghwa Human Resources Co., Ltd. (“HHR”) by prepaying NT$180 million in January 2013. HHR engages mainly in providing human resources service.

The equity in earnings and losses for the years ended December 31, 2011 and 2012 were based on the audited financial statements.

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2011		2012
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
	NT$ (In Millions)		NT$ (In Millions)

Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,790	12	$1,790	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200	17	180	17
Innovation Works Development Fund, L.P. (“IWDF”)	73	4	108	4
Global Mobile Corp. (“GMC”)	77	8	77	3
iD Branding Ventures (“iDBV”)	90	11	75	11
Tatung Technology Inc.	60	11	74	11
Tons Lightology Inc.	66	4	66	4
Innovation Works Limited (“IW”)	31	2	31	2
VisEra Technologies Company Ltd.	30	—	30	—
Alder Optomechanical Corp. (“Alder”)	29	1	23	2
UniDisplay Inc. (“Uni Display”)	55	3	22	1
Ultra Fine Optical Technology Co., Ltd. (“Ultra Fine”)	27	8	18	8
Procrystal Technology Co., Ltd. (“Procrystal”)	68	2	16	2
N.T.U. Innovation Incubation	12	9	12	9
Digimax Inc. (“DIG”)	15	4	11	3
Mediapro Technology Ltd. (“Mediapro”)	—	—	8	—
3 Link Information Service Co.	4	10	4	10

(Continued)

	December 31
	2011		2012
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
	NT$ (In Millions)		NT$ (In Millions)

Aide Energy (“Cayman”) Holding Co., Ltd. (“Aide”)	$9	1	$2	1
Fashion Guide Co., Ltd. (“Fashion Guide”)	—	—	2	2
CoaTronics Inc. (“CoaTronics”)	12	9	1	6
CQi Energy Infocom Inc. (“CQi”)	6	18	—	18
RPTI Intergroup International Ltd. (“RPTI”)	—	10	—	10
Essence Technology Solution, Inc. (“ETS”)	—	7	—	7
A2peak Power Co., Ltd. (“A2P”)	—	3	—	3
Hiroca Holdings Ltd.	18	—	—	—
SuperAlloy Industrial Co., Ltd.	7	—	—	—
DelSolar Co.	6	—	—	—
OptiVision Technology Inc. (“OptiVision”)	5	1	—	—
Subtron Technology Co.	4	—	—	—
Tatung Fine Chemicals Co., Ltd. (“TFChemicals”)	5	—	—	—
Cando Corporation	5	—	—	—
XinTec Inc.	1	—	—	—

	2,705		2,550

Prepayments for long-term investments in stocks
Mediapro Technology Ltd. (“Mediapro”)	45	—	—	—
Fashion Guide Co., Ltd. (“Fashion Guide”)	10	—	—	—

	55		—

	$2,760		$2,550

(Concluded)

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

After evaluating these financial assets, the Company determined the following investments were impaired and recognized impairment losses for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Procrystal	$—	$10	$52
Mediapro	—	—	37
Uni Display	—	—	33
CoaTronics	—	—	11
Ultra Fine	—	—	9
Fashion Guide	—	—	8
Alder	—	—	7
Aide	—	21	7

(Continued)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

CQi	$—	$14	$6
DIG	21	—	4
TFChemicals	—	4	2
GMC	—	50	—
RPTI	—	34	—
A2P	16	10	—
OptiVision	—	5	—
ChipSip Technology Co., Ltd. (“ChipSip”)	13	—	—
Crystal Media Inc. (“CMI”)	9	—	—

	$59	$148	$176

(Concluded)

15.	OTHER MONETARY ASSETS - NONCURRENT

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Piping Fund	$1,000	$1,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute NT$1,000 million to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

16.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Cost
Land	$103,814	$103,891
Land improvements	1,553	1,580
Buildings	67,692	67,842
Computer equipment	14,951	15,379
Telecommunications equipment	655,287	669,083
Transportation equipment	2,527	3,315
Miscellaneous equipment	6,974	7,343

Total cost	852,798	868,433
Revaluation increment on land	5,762	5,762

	858,560	874,195

(Continued)

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Accumulated depreciation
Land improvements	$1,041	$1,093
Buildings	19,755	20,919
Computer equipment	10,946	11,387
Telecommunications equipment	531,124	547,408
Transportation equipment	1,254	1,270
Miscellaneous equipment	5,517	5,643

	569,637	587,720

Accumulated impairment	—	1,508

Construction in progress and advances payments related to acquisition of equipment	13,689	18,683

Property, plant and equipment, net	$302,612	$303,650

(Concluded)

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

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of NT$116 million to stockholders’ equity - other adjustments. As of December 31, 2012, the unrealized revaluation increment was decreased to NT$5,760 million by disposal of revaluation assets.

Chunghwa reclassified unused property, plant and equipment amounting to NT$61 million to idle assets and recognized the impairment loss of NT$61 million on those assets for the year ended December 31, 2010. The Company did not recognize any property, plant and equipment impairment loss for the year ended December 31, 2011. In 2012, the Company determined that partial land and telecommunication equipment were impaired and recognized an impairment loss of NT$1,505 million. Due to the impairment, the unrealized revaluation increment was decreased by NT$3 million. In 2012, idle asset and other asset - other recognized impairment losses of NT$35 million and NT$20 million, respectively.

Depreciation expense on property, plant and equipment was NT$32,737 million, NT$30,889 million and NT$31,027 million for the years ended December 31, 2010, 2011 and 2012, respectively. Interest expense capitalized for the years ended December 31, 2010, 2011 and 2012 were NT$0.01 million, NT$0.08 million and NT$0.04 million, respectively. The capitalized interest rates were 1.10%, 1.10%-1.25% and 1.22%-1.25%, respectively, for the years ended December 31, 2010, 2011 and 2012.

Losses on property, plant and equipment arising from natural calamities such as earthquakes and typhoons were recorded in non-operating expenses.

17.	SHORT-TERM LOANS

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Unsecured loans - annual rate - 1.25%-1.53% and 1.25%-2.40% for 2011 and 2012, respectively	$75	$111

18.	ACCRUED EXPENSES

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Accrued salary and compensation	$10,506	$9,838
Accrued franchise fees	2,246	2,164
Accrued employees’ bonuses and remuneration to directors and supervisors	2,343	1,785
Accrued maintenance fees	898	988
Other accrued expenses	2,578	3,158

	$18,571	$17,933

19.	OTHER CURRENT LIABILITIES

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Advances from subscribers	$12,070	$11,135
Payables to contractors	1,834	2,380
Payables to equipment suppliers	1,870	1,884
Amounts collected for others	1,201	1,327
Refundable customers’ deposits	1,095	1,219
Others	3,266	3,115

	$21,336	$21,060

20.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Secured loans - annual rate 1.10%-1.83% and 1.13%-2.10% for 2011 and 2012, respectively	$1,651	$2,050
Unsecured loans - annual rate 2.01%-2.04% and 2.01% for 2011 and 2012, respectively	109	8

	1,760	2,058
Less: Current portion of long-term loans	702	8

	$1,058	$2,050

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. NT$300 million and NT$1,350 million are due in December 2014 and September 2015, respectively. Such loan bears interest rate of 1.13% at December 31, 2012. LED obtained another secured loan from Chang Hwa Bank in December 2012 at NT$400 million which is due in December 2017. Such loan bears interest rate of 2.1% at December 31, 2012.

CHIEF obtained an unsecured loan at NT$209 million from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and due in January 2013. Such loan bears interest rate of 2.01% at December 31, 2012.

CHPT obtained a secured loan from the E.SUN Commercial Bank in February 2009. Interest and the principal were paid monthly from March 2009. The outstanding balance was NT$1 million as of December 31, 2011 and all were repaid in February 2012.

The scheduled maturities of our long-term debt are as follows:

Amount
NT$
(In Millions)

For the year ending December 31

2013	$8
2014	300
2015	1,350
2016	—
2017	400

Total long-term debt	$2,058

21.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of its construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related current assets and liabilities was as follows:

	December 31, 2011
	Within One Year	Over One Year	Total
	NT$	NT$	NT$
	(In Millions)

Assets

Accounts receivable	$4	$—	$4
Inventories	—	1,408	1,408
Deferred expenses (classified as other current assets)	—	20	20
Restricted assets	56	—	56

	$60	$1,428	$1,488

Liabilities

Trade notes and accounts payable (classified as other current liabilities)	$11	$—	$11
Accrued expenses	21	7	28
Payables to contractors (classified as other current liabilities)	—	25	25
Advance from land and building (classified as other current liabilities)	—	283	283

	$32	$315	$347

	December 31, 2012
	Within One Year	Over One Year	Total
	NT$	NT$	NT$
	(In Millions)

Assets

Accounts receivable	$—	$—	$—
Inventories	70	2,034	2,104
Deferred expenses (classified as other current assets)	2	—	2

	$72	$2,034	$2,106

Liabilities

Accrued expenses	$43	$—	$43
Payables to contractors (classified as other current liabilities)	32	—	32

	$75	$—	$75

22.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is NT$120,000,000 thousand, which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of December 31, 2012.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2012, the outstanding ADSs representing 309,211 thousand common shares, which equaled approximately 30,921 thousand units and represented 3.99% of Chunghwa’s total outstanding common shares.

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

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply. Under the revised Company Law issued on January 4, 2012, the aforementioned additional paid-in capital may also be distributed in cash. The additional paid-in capital from long-term investments may not be used for any purpose.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the years ended December 31, 2011 and 2012, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

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

The appropriations and distributions of the 2010 and 2011 earnings of Chunghwa have been approved by the stockholders on June 24, 2011 and June 22, 2012 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011
	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)

Legal reserve	$4,761	$4,707
Cash dividends	42,855	42,362	$5.52	$5.46

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 24, 2011, were NT$2,144 million and NT$45 million, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the shareholders’ meeting on June 22, 2012, were NT$2,040 million and NT$44 million, respectively. There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

Up to date, the appropriation and distribution of 2012 earnings of Chunghwa has not been resolved by the board of directors. Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

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

23.	SHARE-BASED COMPENSATION PLANS

SENAO’s share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousands)	Exercise Price (NT$)

2003.09.03	2004.03.04	385	17.6
			(Original price $ 23.9)
2004.12.01	2004.12.28	6,500	10.0
			(Original price $ 11.6)
2004.12.01	2005.11.28	1,500	13.5
			(Original price $ 18.3)
2005.09.30	2006.05.05	10,000	12.1
			(Original price $ 16.9)
2007.10.16	2007.10.31	6,181	42.6
			(Original price $ 44.2)

		24,566

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the years ended December 31, 2011 and 2012 was as follows:

	Stock Options Outstanding
	2011		2012
	Number of Options (Thousands)	Weighted Average Exercise Price (NT$)	Number of Options (Thousands)	Weighted Average Exercise Price (NT$)

Options outstanding, beginning of year	5,103	$36.15	2,278	$38.85
Options exercised	(2,780)	33.76	(1,222)	35.73
Options expired	(45)	40.07	(5)	12.1

Options outstanding, end of year	2,278	38.85	1,051	42.6

Options exercisable, end of year	2,278		1,051

As of December 31, 2011, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.1	280	0.32	$12.1	280	$12.1
$42.6	1,998	1.92	42.6	1,998	42.6

As of December 31, 2012, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$42.6	1,051	0.92	$42.6	1,051	$42.6

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2010, 2011 and 2012. Had SENAO used the fair value method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions used to calculate the share based compensation of SENAO for the year ended December 31, 2012 would have been as follows:

	November 28, 2005		May 5, 2006		October 31, 2007

Expected dividend yield		—		—		1.49%
Risk free interest rate		2.00%		1.75%		2.00%
Expected life		4.375 years		4.375 years		4.375 years
Expected volatility		43.40%		39.63%		39.82%
Weighted-average fair value of grants	NT$	6.93	NT$	5.88	NT$	13.69

Risk-free interest rate is based on the rate of the Taiwan government bonds in effect at the time of grant. Expected volatilities are based on historical volatilities of stock prices of the similar companies in the same industry and SENAO. Expected life represents the period that SENAO’s share-based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share-based awards. The dividend yield is zero as there are dividend protection rights in SENAO’s option plans with the exception of the options granted in 2007. The expected dividend yield for SENAO’s 2007 Plan is based on anticipated future cash dividends yield at the time of grant.

The board of SENAO resolved to authorize 10,000 thousand units of stock options on May 2, 2012. Each option is eligible to subscribe for one common share when exercisable. The aforementioned share-based compensation plan (2012 Plan) was effectively approved by FSC on May 28, 2012. Under the terms of the 2012 Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value on the grant date. The 2012 Plan has exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options are valid for six years and based on the graded vesting schedule, 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date, respectively. Up to date, SENAO has not granted options to employees.

CHPT share-based compensation plan (“CHPT Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price (NT$)

2007.08.15	2008.12.31	1,000	$12.6

CHPT granted 1,000 options to some of its employees in December 2008. Under the terms of CHPT Plan, each option entitles the holder to subscribe for one thousand common shares when exercisable. The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of option will vest two and three years after the grant date, respectively, and the rest of 40% will vest four years after the grant date. There is exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

Information about CHPT’s outstanding stock options for the years ended December 31, 2011 and 2012 were as follows:

	Stock Options Outstanding
	2011		2012
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

Options outstanding, beginning of year	960	$12.2	920	$10.1
Options granted	—	—	—	—
Options exercised	—	—	—	—
Options expired	(40)	12.1	—	—

Options outstanding, end of year	920	12.1	920	10.1

Options exercisable, end of year	552		920

As of December 31, 2011, information about CHPT’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$12.1	920	2	$12.1	552	$12.1

As of December 31, 2012, information about CHPT’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$10.1	920	1	$10.1	920	$10.1

Compensation cost recognized was NT$3 million under the intrinsic value method for the year ended December 31, 2012. No compensation cost was recognized under the intrinsic value method for the year ended December 31, 2010 and 2011. Had CHPT used the fair value method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had CHPT used the fair value method to evaluate the options using the Black-Scholes model, the assumptions used to calculate the share based compensation of CHPT for the year ended December 31, 2012 would have been as follows:

	December 31, 2008

Expected dividend yield		—
Risk free interest rate		2.00%
Expected life		3.1 years
Expected volatility		20%
Weighted-average fair value of grants	NT$	3.80

Risk-free interest rate is based on the rate of the Taiwan government bonds in effect at the time of grant. Expected volatilities are based on historical volatilities of stock prices of the similar companies in the same industry and CHPT. Expected life represents the period that CHPT’s share-based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share-based awards. The dividend yield is zero as there are dividend protection rights in CHPT’s option plans with the exception of the options granted in 2008. The expected dividend yield for CHPT’s 2008 Plan is based on anticipated future cash dividends yield at the time of grant.

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2010
	Operating Costs	Operating Expenses	Total
	NT$	NT$	NT$
	(In Millions)

Compensation expense
Salaries	$12,616	$10,313	$22,929
Insurance	1,053	828	1,881
Pension	1,705	1,203	2,908
Other compensation	9,652	6,705	16,357

	$25,026	$19,049	$44,075

Depreciation expense	$30,972	$1,765	$32,737

Amortization expense	$1,087	$222	$1,309

	Year Ended December 31, 2011
	Operating Costs	Operating Expenses	Total
	NT$	NT$	NT$
	(In Millions)

Compensation expense
Salaries	$12,741	$10,895	$23,636
Insurance	1,088	897	1,985
Pension	1,740	1,254	2,994
Other compensation	9,537	6,697	16,234

	$25,106	$19,743	$44,849

Depreciation expense	$29,123	$1,766	$30,889

Amortization expense	$1,185	$215	$1,400

	Year Ended December 31, 2012
	Operating Costs	Operating Expenses	Total
	NT$	NT$	NT$
	(In Millions)

Compensation expense
Salaries	$13,055	$11,278	$24,333
Insurance	1,240	1,048	2,288
Pension	1,810	1,316	3,126
Other compensation	8,604	6,075	14,679

	$24,709	$19,717	$44,426

Depreciation expense	$29,079	$1,948	$31,027

Amortization expense	$1,217	$259	$1,476

25.	INCOME TAX

a.	The components of income taxes are as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Current	$9,102	$8,547	$7,984
Deferred	27	57	(126)

	$9,129	$8,604	$7,858

b.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 17% for 2010, 2011 and 2012 to income before income tax and income tax expense shown in the statements of income and comprehensive income is as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Income tax expense computed at statutory tax rate	$9,912	$9,991	$8,534
Permanent differences	(188)	(773)	(165)
Investment tax credits	(602)	(644)	(401)
10% undistributed earning tax	5	10	9
Prior year adjustment	(2)	52	30
Others	4	(32)	(149)

Income tax expense	$9,129	$8,604	$7,858

The balances of income tax payable as of December 31, 2011 and 2012 were shown net of prepaid income tax.

c.	Income tax expense consisted of the following:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Income tax payable	$9,100	$8,467	$7,930
Income tax - separated	4	—	—
Income tax - deferred	27	57	(126)
Adjustments of prior years’ income tax	(2)	52	30
Foreign income tax	—	28	24

	$9,129	$8,604	$7,858

d.	Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Current
Deferred income tax assets (liabilities):
Valuation loss on inventory	$62	$44
Unrealized accrued expense	26	33
Estimated warranty liabilities	8	26
Unrealized foreign exchange loss (gain), net	(13)	18
Temporary difference from expense and sales allowance	2	12
Loss carryforward	27	4
Investment tax credit	2	3

(Continued)

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Provision for doubtful accounts	$178	$2
Valuation gain on financial instruments, net	—	—
Others	—	1

	292	143
Valuation allowance	(177)	—

Net deferred income tax assets - current	$115	$143

(Concluded)

The decrease of valuation allowance as of December 31, 2012 was attributed to the change of provision for doubtful accounts.

	December 31
	2011	2012
	NT$	NT$
	(In Millions)
Noncurrent
Deferred income tax assets (liabilities):
Accrued pension cost	$241	$263
Loss carryforward	47	137
Equity in losses of equity method investees, net	41	89
Impairment loss	12	59
Investment tax credit	5	—
Abandonment of equipment not approved by National Tax Administration	—	—

Others	(1)	(1)
	345	547
Valuation allowance	(5)	(109)

Net deferred income tax assets - noncurrent	$340	$438

The increase of valuation allowance as of December 31, 2012 was attributed to the change of loss carry forward by Unigate, SFD, STF, SITS, SEITS, and SITJ.

As of December 31, 2012, details for investment tax credit of a subsidiary are as follows:

Law/Statue	Items	Remaining Creditable Amount	Expiry Year
		NT$
		(In Millions)
Statute for Upgrading Industries	Personnel training expenditures	$3	2013
	Purchase of machinery and equipment	—	2013

		$3

e.	As of December 31, 2012, loss carryforwards of subsidiaries are as follows:

Regulations	Total Amounts	Unused Amounts	Expiry Year
	NT$	NT$
	(In Millions)

Local income tax laws	$38	$38	2016
Local income tax laws	73	68	2017
Local income tax laws	6	3	2018
Local income tax laws	8	8	2019
Local income tax laws	8	8	2020
Local income tax laws	12	12	2021
Local income tax laws	4	4	2022

	$149	$141

f.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Balance of Imputation Credit Account (“ICA”) Chunghwa	$4,899	$4,459

The actual and the estimated creditable ratios distribution of Chunghwa’s 2011 and 2012 for earnings were 17.63% and 19.05%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated ratio may change when the actual distribution of imputation credit is made.

g.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2007. The following subsidiaries income tax returns have been examined by authorities through 2010: SENAO, CHPT, CHSI, SHE, CHIEF, Unigate, CHI, LED and CIYP. The following subsidiaries income tax returns have been examined by authorities through 2011: YYRP and CHST.

26.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (NT$)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income
	NT$	NT$
	(In Millions)

Year ended December 31, 2010

Basic EPS
Income attributable to stockholders of the parent	$56,438	$47,609	9,696,808	$5.82	$4.91

Effect of dilutive potential common stock
SENAO’s stock options	(7)	(7)	—
Employee bonus	—	—	28,653

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,431	$47,602	9,725,461	$5.80	$4.89

Year ended December 31, 2011

Basic EPS
Income attributable to stockholders of the parent	$55,379	$47,068	7,789,326	$7.11	$6.04

Effect of dilutive potential common stock
SENAO’s stock options	(9)	(9)	—
Employee bonus	—	—	21,279

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$55,370	$47,059	7,810,605	$7.09	$6.03

Year ended December 31, 2012

Basic EPS
Income attributable to stockholders of the parent	$47,375	$39,904	7,757,447	$6.11	$5.14

Effect of dilutive potential common stock
SENAO’s stock options	(4)	(4)	—
Employee bonus	—	—	19,791

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$47,371	$39,900	7,777,238	$6.09	$5.13

According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2010, 2011 and 2012. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares as of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2010, 2011 and 2012 were also due to the effect of potential common stock of stock options by SENAO.

27.	PENSION PLANS

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

Pension costs of the Company were NT$2,982 million (NT$2,752 million subject to defined benefit plan and NT$230 million subject to defined contribution plan), NT$3,057 million (NT$2,810 million subject to defined benefit plan and NT$247 million subject to defined contributed plan) and NT$3,212 million (NT$2,901 million subject to defined benefit plan and NT$311 million subject to defined contributed plan), for the years ended December 31, 2010, 2011 and 2012, respectively.

Pension information of the Company of the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Service cost	$2,694	$2,760	$2,836
Interest cost	242	266	322
Expected return on plan assets	(183)	(215)	(255)
Amortizations	(1)	(1)	(2)

Net periodic benefit pension cost	$2,752	$2,810	$2,901

b.	The changes in benefits obligation and plan assets and the reconciliation of funded status for the pension plans of subsidiaries are as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Change in benefits obligation:
Projected benefits obligation, beginning of year	$(12,155)	$(15,367)	$(18,689)
Services cost	(2,694)	(2,760)	(2,836)
Interest cost	(242)	(266)	(322)
Actuarial (loss) gain	(768)	(618)	(1,413)
Benefits paid	492	322	1,160

Projected benefits obligation, end of year	$(15,367)	$(18,689)	$(22,100)

Change in plan assets:
Fair value of plan assets, beginning of year	$10,919	$13,247	$15,751
Actual return on plan assets	141	167	163
Employer contributions	2,611	2,603	2,641
Benefits paid	(424)	(266)	(1,027)

Fair value of plan assets, end of year	$13,247	$15,751	$17,528

The increase of benefit paid as of December 31, 2012 was mainly attributed to Chunghwa approved a Special Retirement Incentive Program in July 2012. The program allowed eligible employees who voluntarily applied to leave Chunghwa starting September 1, 2012 to receive special termination benefits. The cost of providing special termination benefits recognized during the period was NT$1,126 million, and NT$601 million was paid by plan assets.

c.	Reconciliation between the funded status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

1)	Reconciliation between the fund status and accrued pension cost is summarized as follows:

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Benefit obligation
Vested benefit obligation	$(12,554)	$(15,850)
Non-vested benefit obligation	(4,354)	(4,207)

Accumulated benefit obligation	(16,908)	(20,057)
Additional benefit obligation	(1,781)	(2,043)

Projected benefit obligation	(18,689)	(22,100)
Fair values of plan assets	15,751	17,528

Funded status	(2,938)	(4,572)
Unrecognized net transition	—	—
Unrecognized prior service cost effect	(45)	(40)
Unrecognized net loss	1,557	3,059
Additional liability	—	(982)

Net amount recognized	$(1,426)	$(2,535)

The amounts recognized in the accompanying balance sheets at December 31, 2011 and 2012 are as follows:

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Amounts recognized
Prepaid pension (included in other assets)	$18	$4
Accrued pension liability	(1,444)	(2,539)

Net amount recognized	$(1,426)	$(2,535)

2)	Vested benefit

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Vested benefit	$16,197	$18,491

3)	Actuarial assumptions

		December 31
	2010	2011	2012

Discount rate used in determining present value	1.75%	1.75%	1.60%
Rate of compensation increase	1.00%	1.00%	1.00%
Expected long-term rate of return on plan assets	1.50%	1.50%	1.60%

d.	Contributions and payments for defined benefit plan

	Year Ended December 31
	2011	2012
	NT$	NT$
	(In Millions)

Contributions	$2,603	$2,641

Payments	$322	$1,160

e.	Expected benefit payments

Year	Amount
NT$
(In Millions)

2013	$744
2014	1,211
2015	1,888
2016	2,750
2017	3,619
2018 and thereafter	19,889

f.	Plan assets allocation

Under the Labor Standards Law, the government is responsible for the administration of the Funds and determination of the investment strategies and policies. As of December 31, 2011 and 2012, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

28.	TRANSACTIONS WITH RELATED PARTIES

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

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee

Kingwaytek Technology Co., Ltd. Co., Ltd. (“KWT”)	Equity-method investee

Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee

So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee

Viettel - CHT Co., Ltd. (“Viettel”)	Equity-method investee

Huada Digital Corporation (“HDD”)	Equity-method investee

Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee

Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO

HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS

Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds

Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

Sochamp Technology Co., Ltd. (“Sochamp”)	Investor with significant influence over CHST

United Daily News Co., Ltd. (“UDN”)	Investor with significant influence over SFD

udn Digital Co., Ltd. (“udnD”)	Investor with significant influence over SFD

Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Equity-method investee of COI

Cheng Fong Investment Co., Ltd.	The chairman of the board of directors, who is served as the president of SENAO

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

1) Receivables

Trade notes and accounts receivable
So-net	$11	$38
HopeTech	18	—
Others	5	6

	$34	$44

2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$520	$594
IISI	120	113
SKYSOFT	10	33
STS	82	19
HopeTech	12	13
Others	14	16

	758	788

Amounts collected in trust for others
So-net	20	33
SKYSOFT	10	16
Others	—	—

	30	49

	$788	$837

3) Customer’s deposits

Others	$2	$3

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

4) Revenues

So-net	$329	$289	$336
SKYSOFT	38	41	39
HopeTech	25	82	21
IISI	—	19	19
Others	35	6	10

	$427	$437	$425

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

5) Operating costs and expenses

TISE	$684	$494	$573
STS	—	168	406
IISI	—	105	274
SKYSOFT	25	49	108
HopeTech	3	35	73
CTF	35	50	47
KWT	23	45	36
STCF	10	18	17
Others	22	10	2

	$802	$974	$1,536

6) Non-operating income and gains

SNI	$30	$31	$31
Others	2	1	1

	$32	$32	$32

7) Acquisition of property, plant and equipment

TISE	$332	$1,332	$731
SKYSOFT	—	14	14
IISI	—	152	—
Others	—	1	1

	$332	$1,499	$746

8) Acquisition of intangible assets

udnD	$—	$10	$—

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years which will start from the official operation of ST-2 satellite and the total contract value is approximately NT$6,000 million (SG$261 million), which included a prepayment of NT$3,068 million, and the rest of amount will be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2012 was NT$406 million, which consisted of a reduction of the prepayment of NT$205 million and an additional accrual of NT$201 million. The prepayment was NT$2,778 million (classified as other current assets NT$205 million, and other assets - others NT$2,573 million) as of December 31, 2012.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

c.	The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Salaries	$156	$157	$125
Compensations	58	70	73
Bonus and remunerations	63	84	79

Amortizations	$277	$311	$277

29.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits by the Company.

	December 31
	2011	2012
	NT$	NT$
	(In Millions)

Property, plant and equipment, net	$2,736	$2,694
Land held for development	—	1,999
Restricted assets	9	10

	$2,745	$4,703

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2012, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisition of land and buildings of NT$31 million.

b.	Acquisition of telecommunications equipment of NT$25,839 million.

c.	Contract to print billing, envelopes and marketing gifts of NT$18 million.

d.	Unused letters of credit of NT$150 million.

e.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments are as follows:

Year	Amount
NT$
(In Millions)

2013	$2,321
2014	1,821
2015	1,317
2016	924
2017 and thereafter	686

f.	A commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining NT$1,000 million upon notification from the Taipei City Government. Based on terms of Construction Funding Agreement, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

31.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2011		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Cash and cash equivalents	$67,390	$67,390	$53,202	$53,202
Financial assets at fair value through profit or loss	46	46	3	3
Available-for-sale financial assets - current	2,499	2,499	2,250	2,250
Held-to-maturity financial assets - current	1,201	1,201	4,250	4,250
Trade notes and accounts receivable, net	22,396	22,396	24,355	24,355
Receivables from related parties	34	34	44	44
Other current monetary assets	2,068	2,068	2,185	2,185
Restricted assets - current	57	57	10	10
Financial assets carried at cost	2,760	—	2,550	—
Available-for-sale financial assets - noncurrent	58	58	3,196	3,196
Held-to-maturity financial assets - noncurrent	13,495	13,495	11,796	11,796
Other noncurrent monetary assets	1,000	1,000	1,000	1,000
Refundable deposits	1,760	1,760	2,087	2,087
Restricted assets - noncurrent (included in “other assets - others”)	8	8	—	—

(Continued)

	December 31
	2011		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
	(In Millions)

Liabilities
Short-term loans	$75	$75	$111	$111
Financial liabilities at fair value through profit or loss	4	4	2	2
Trade notes and accounts payable	14,265	14,265	13,513	13,513
Payables to related parties	788	788	837	837
Accrued expenses	18,571	18,571	17,933	17,933
Payables to contractors (included in “other current liabilities”)	1,834	1,834	2,380	2,380
Payables to equipment suppliers (included in “other current liabilities”)	1,870	1,870	1,884	1,884
Amounts collected in trust for others (included in “other current liabilities”)	1,201	1,201	1,327	1,327
Refundable customers’ deposits (included in “other current liabilities”)	1,095	1,095	1,219	1,219
Current portion of long-term loans	702	702	8	8
Long-term loans	1,058	1,058	2,050	2,050
Customers’ deposits	5,014	5,014	4,911	4,911

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in unlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2011	2012	2011	2012
	NT$	NT$	NT$	NT$
	(In Millions)

Assets

Financial assets at fair value through profit or loss	$40	$—	$6	$3
Available-for-sale financial assets	2,480	5,396	77	50

Liabilities

Financial liabilities at fair value through profit or loss	—	—	4	2

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, and forward exchange contracts exposed to rate risk.

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

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material. The Company held a variety of financial instruments. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts.

3)	Liquidity risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidity risk is low.

The financial instruments of the Company categorized as open-end mutual funds, beneficiary certificates and domestic listed stocks are publicly-traded, easily converted to cash. Therefore, no material liquidity risk is anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidity risk is anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts to hedge the fluctuation in exchange rates of beneficiary certificates denominated in foreign currency, which is fair value hedge. No transaction met the criteria for hedge accounting for the years ended December 31, 2010, 2011 and 2012.

32.	SEGMENT FINANCIAL INFORMATION

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

a.	Segment information

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
Year ended December 31, 2010

Revenues from external customers	$70,688	$89,044	$24,483	$15,534	$2,681	$—	$202,430
Intersegment service revenues	14,662	2,117	1,104	1,720	750	(20,353)	—
Interest income	1	9	2	9	454	—	475
Other income	31	263	24	96	313	(170)	557

	$85,382	$91,433	$25,613	$17,359	$4,198	$(20,523)	$203,462

Interest expense	$75	$1	$7	$—	$24	$—	$107

Depreciation and amortization	$21,948	$8,205	$2,206	$1,383	$322	$—	$34,064

Other expense	$283	$7	$14	$198	$255	$(170)	$587

Segment income before tax	$18,048	$29,328	$9,835	$2,652	$(2,176)	$—	$57,687

Total assets	$227,376	$63,330	$17,663	$23,535	$122,407	$—	$454,311

Capital expenditures for segment assets	$14,260	$5,261	$1,889	$1,787	$1,420	$—	$24,617

Year ended December 31, 2011

Revenues from external customers	$79,351	$92,998	$24,834	$15,218	$5,092	$—	$217,493
Intersegment service revenues	15,355	6,994	1,917	2,620	725	(27,611)	—
Interest income	4	8	1	3	666	—	682
Other income	465	130	10	41	562	(9)	1,199

	$95,175	$100,130	$26,762	$17,882	$7,045	$(27,620)	$219,374

Interest expense	$—	$—	$4	$—	$27	$—	$31

Depreciation and amortization	$20,139	$8,288	$2,278	$1,282	$319	$—	$32,306

Other expense	$15	$7	$6	$3	$197	$(9)	$219

Segment income before tax	$18,482	$27,839	$9,562	$2,041	$(1,225)	$—	$56,699

Total assets	$227,822	$64,742	$20,323	$24,770	$105,263	$—	$442,920

Capital expenditures for segment assets	$16,569	$4,334	$3,746	$1,529	$698	$—	$26,876

Year ended December 31, 2012

Revenues from external customers	$75,550	$100,794	$24,757	$15,319	$3,711	$—	$220,131
Intersegment service revenues	16,991	6,581	2,877	2,231	1,035	(29,715)	—
Interest income	6	12	2	4	718	—	742
Other income	165	279	13	69	819	(230)	1,115

	$92,712	$107,666	$27,649	$17,623	$6,283	$(29,945)	$221,988

Interest expense	$—	$—	$2	$—	$20	$—	$22

Depreciation and amortization	$19,395	$8,666	$2,692	$1,437	$335	$—	$32,525

Other expense	$1,309	$368	$7	$313	$63	$(230)	$1,830

Segment income before tax	$15,023	$25,830	$8,582	$1,316	$(1,855)	$—	$48,896

Total assets	$229,246	$67,003	$23,961	$24,413	$94,824	$—	$439,447

Capital expenditures for segment assets	$19,551	$7,232	$3,441	$2,379	$677	$—	$33,280

b.	Products and service revenues from external customer information

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Mobile services revenue	$72,955	$70,773	$72,356
Local telephone services revenue	33,243	42,951	41,819
Sales of products	15,989	22,066	28,420
Leased line services revenue	27,412	27,068	25,856
Internet services revenue	22,016	21,949	21,341
International long distance telephone services revenue	12,863	12,422	12,068
Domestic long distance telephone services revenue	6,650	5,793	3,770
Others	11,302	14,471	14,501

	$202,430	$217,493	$220,131

c.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$
	(In Millions)

Taiwan, ROC	$196,830	$211,826	$212,547
Overseas	5,600	5,667	7,584

	$202,430	$217,493	$220,131

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Thailand, and Japan amounting to NT$219 million at December 31, 2010.

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan amounting to NT$736 million and NT$1,415 million at December 31, 2011 and 2012, respectively.

Except for the long-lived assets located in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

d.	Major customers

For the years ended December 31, 2010, 2011 and 2012, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenues.

33.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	December 31
	2011			2012
	Foreign Currencies (In Millions)	Exchange Rate	New Taiwan Dollars (In Millions)	Foreign Currencies (In Millions)	Exchange Rate	New Taiwan Dollars (In Millions)

Financial assets

Monetary items
Cash
US Dollar	$8	30.28	$254	$13	29.04	$389
HK Dollar	122	3.90	475	64	3.75	239
JP Yen	78	0.39	31	107	0.34	36
SG Dollar	35	23.31	826	5	23.76	126
Accounts receivable
US Dollar	154	30.28	4,670	136	29.04	3,957
HK Dollar	1	3.90	2	26	3.75	99
RMB	1	4.81	5	14	4.66	66
JP Yen	36	0.39	14	35	0.34	12
Available-for-sale financial assets
US Dollar	68	30.28	2,066	76	29.04	2,193

(Continued)

	December 31
	2011			2012
	Foreign Currencies (In Millions)	Exchange Rate	New Taiwan Dollars (In Millions)	Foreign Currencies (In Millions)	Exchange Rate	New Taiwan Dollars (In Millions)

Investments accounted for using equity method
US Dollar	$1	30.28	$22	$1	29.04	$30
VND Dollar	183,540	0.00139	255	196,335	0.00135	265
SG Dollar	20	23.31	462	23	23.76	542

Financial liabilities

Monetary items
Accounts payable
US Dollar	116	30.28	3,505	124	29.04	3,608
Euro Dollar	28	39.18	1,098	34	38.49	1,311
HK Dollar	1	3.90	3	22	3.75	84
SG Dollar	4	23.31	83	1	23.76	21
RMB	16	4.81	75	12	4.66	58
JP Yen	13	0.39	5	39	0.34	13

(Concluded)

34.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (ROC GAAP), which differ in the following respects from accounting principles generally accepted in the United States of America (US GAAP):

a.	Property, plant and equipment

Under ROC GAAP, property, plant and equipment, excluding land, may be revalued when the price fluctuation is greater than 25% and upon approval from the tax authority. Similarly, land may be revalued if there is any appreciation of land based on the value of land announced by the government. This revaluation is recorded as an “unrealized revaluation increment” under equity at the time of revaluation and is subsequently depreciated. Upon sale or disposal of property, plant and equipment, the cost and any related unrealized revaluation increment less accumulated depreciation calculated after the revaluation are removed from the accounts, and any gain or loss is credited or charged to income. An impairment loss on a revalued asset is charged to “unrealized revaluation increment” to the extent available with the balance recognized as a loss in earnings. If the recoverable amount increases in the subsequent period, the amount previously recognized as an impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”. This revaluation adjustment also created differences in the opening balances of additional paid-in capital upon incorporation of the Company on July 1, 1996.

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

2)	The Company’s subsidiaries, SENAO and CHPT granted options to employees.

Under ROC GAAP, employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment”. Financial Supervisory Commission (“FSC”) provided the two-year transition provision for unlisted companies to allow them to account for the options granted between January 1, 2008 to December 31, 2009 using intrinsic value method, under which compensation cost was amortized over the vesting period. Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method in accordance with the interpretations issued by the ARDF.

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

Under US GAAP, employers are required to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. US GAAP defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation (“PBO”). Previously unrecognized items such as unrealized actuarial loss, unrecognized prior service cost and unrecognized net transition obligation are recognized in other comprehensive income and are subsequently recognized through net periodic benefit cost.

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

In order to improve operational efficiency, the Company approved several special retirement incentive programs during the process of privatization.

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

i.	Noncontrolling interests of acquired subsidiaries

The adjustment to net income for the years ended December 31, 2010 and to stockholders’ equity as of December 31, 2010, 2011 and 2012 represents a difference between ROC GAAP and US GAAP for the accounting for business combinations.

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

Under ROC GAAP, the Company is not required to present items of other comprehensive income in statements of income. There is no term defined as other comprehensive income, although such other comprehensive income components are presented in the equity section. Under US GAAP, an entity is required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The Company currently presented the statement of comprehensive income separately under US GAAP and certain accounts have been reclassified to conform to the US GAAP presentation requirement.

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the consolidated financial statements to the consolidated net income and equity determined under US GAAP, giving effect to the differences listed above.

			Year Ended December 31
			2010	2011	2012
			NT$	NT$	NT$	US$ (Note 3)
			(In Millions)

Net income

Consolidated net income under ROC GAAP			$48,558	$48,095	$41,038	$1,413
Adjustments:
a.	Property, plant and equipment
	1.	Adjustments of gains and losses on disposal of property, plant and equipment	25	725	272	9
	2.	Adjustments for depreciation expenses	122	112	108	4
	3.	Adjustments for impairment losses	—	—	6	—

(Continued)

		Year Ended December 31
		2010	2011	2012
		NT$	NT$	NT$	US$ (Note 3)
			(In Millions)

b.	10% tax on unappropriated earnings	$(380)	$(125)	$725	$25
c.	Revenues recognized from deferred income of prepaid phone cards	258	—	—	—
d.	Revenues recognized from deferred one-time connection fees	1,118	861	640	22
e.	Share-based compensation	(5)	(2)	—	—
f.	Defined benefit pension plan	—	1	—	—
h.	Income tax effect of US GAAP adjustments	(462)	(226)	(161)	(6)
i.	Noncontrolling interests of acquired subsidiaries	(9)	—	—	—
	Other minor GAAP differences not listed above	(34)	(3)	(42)	(1)

Net adjustment		633	1,343	1,548	53

Consolidated net income based on US GAAP		$49,191	$49,438	$42,586	$1,466

Attributable to
	Stockholders of the parent	$48,274	$48,426	$41,446	$1,427
	Noncontrolling interests	917	1,012	1,140	39

		$49,191	$49,438	$42,586	$1,466

(Concluded)

			December 31
			2010	2011	2012
			NT$	NT$	NT$	US$ (Note 3)
			(In Millions)

Stockholders’ equity

Total stockholders’ equity based on ROC GAAP			$368,603	$373,043	$369,910	$12,734
Adjustments:
a.	Property, plant and equipment
	1.	Capital surplus reduction	(60,168)	(60,168)	(60,168)	(2,071)
	2.	Adjustment on depreciation expenses, and disposal gains and losses and impairment losses	4,288	5,125	5,511	190
	3.	Adjustments of revaluation of land	(5,803)	(5,763)	(5,760)	(198)
b.	10% tax on unappropriated earnings		(4,417)	(4,542)	(3,817)	(132)
c.	Deferred income of prepaid phone cards
	1.	Capital surplus reduction	(2,798)	(2,798)	(2,798)	(96)
	2.	Adjustment on deferred income recognition	2,798	2,798	2,798	96

(Continued)

			December 31
			2010	2011	2012
			NT$	NT$	NT$	US$ (Note 3)
			(In Millions)

d.	Revenues recognized from deferred one-time connection fees
	1.	Capital surplus reduction	$(18,487)	$(18,487)	$(18,487)	$(636)
	2.	Adjustment on deferred income recognition	15,700	16,561	17,201	592
e.	Share-based compensation
	1.	Adjustment on capital surplus	15,705	15,707	15,707	541
	2.	Adjustment on retained earnings	(15,705)	(15,707)	(15,707)	(541)
f.	1.	Accrual for accumulative other comprehensive income under pension guidance	(608)	(1,114)	(1,250)	(43)
	2.	Accrual for pension cost	(28)	(27)	(27)	(1)
g.	Adjustment for pension plan upon privatization
	1.	Adjustment on capital surplus	1,782	1,782	1,782	61
	2.	Adjustment on retained earnings	(9,665)	(9,665)	(9,665)	(333)
h.	Income tax effect of US GAAP adjustments		4,776	4,550	4,389	151
i.	Noncontrolling interests of acquired subsidiaries		19	(29)	(29)	(1)
	Other GAAP differences not listed above		150	146	105	4

Net adjustment			(72,461)	(71,631)	(70,215)	(2,417)

Total equity based on US GAAP			$296,142	$301,412	$299,695	$10,317

Attributable to
	Stockholders of the parent		$292,232	$297,285	$295,393	$10,169
	Noncontrolling interests		3,910	4,127	4,302	148

			$296,142	$301,412	$299,695	$10,317

(Concluded)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 3)
		(In Millions)
Changes in equity based on US GAAP

Balance, beginning of year	$306,472	$296,142	$301,412	$10,376
Consolidated net income	49,191	49,438	42,586	1,466
Unrealized gain (loss) on available-for-sale securities	649	(139)	192	7
Cumulative translation adjustment for foreign-currency investments held by investees	(119)	82	(67)	(2)
Increase in equity adjustments in investees	7	22	8	—
Cash dividends	(39,369)	(42,855)	(42,362)	(1,458)

(Continued)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 3)
		(In Millions)

Capital reduction	$(19,394)	$—	$—	$—
Defined benefit pension plan adjustment	(605)	(509)	(1,129)	(39)
Decrease in noncontrolling interests	(690)	(769)	(945)	(33)

Balance, end of year	$296,142	$301,412	$299,695	$10,317

Attributable to
Stockholders of the parent	$292,232	$297,285	$295,393	$10,169
Noncontrolling interests	3,910	4,127	4,302	148

	$296,142	$301,412	$299,695	$10,317

(Concluded)

The following US GAAP condensed balance sheets as of December 31, 2011 and 2012 have been derived from the audited consolidated financial statements and reflected the adjustments presented above.

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 3)
	(In Millions)

Assets
Current assets	$106,763	$101,031	$3,478
Long-term investments	18,856	19,764	680
Property, plant and equipment, net	238,954	240,133	8,266
Intangible assets	6,339	5,821	200
Other assets	8,479	9,536	329

Total assets	$379,391	$376,285	$12,953

Liabilities and equities
Liabilities
Current liabilities	$69,278	$65,500	$2,255
Long-term liabilities	8,701	11,090	381

Total liabilities	77,979	76,590	2,636

Equity attributable to stockholders of the parent
Capital stock - NT$10 (US$0.3) par value	77,574	77,574	2,670
Capital surplus	135,734	132,946	4,576
Retained earnings	85,068	86,948	2,993
Accumulated other comprehensive income	(1,091)	(2,075)	(70)

Total equity attributable to stockholders of the parent	297,285	295,393	10,169

Noncontrolling interests	4,127	4,302	148

Total equity	301,412	299,695	10,317

Total liabilities and equity	$379,391	$376,285	$12,953

The following US GAAP condensed statements of income and comprehensive income for the years ended December 31, 2010, 2011 and 2012 have been derived from the audited consolidated financial statements and reflected the adjustments presented above.

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

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions Except Per Share Amounts)

Net revenues	$203,773	$218,321	$220,738	$7,599
Operating costs and expenses	(145,166)	(161,245)	(170,840)	(5,881)

Income from operations	58,607	57,076	49,898	1,718
Non-operating income (loss), net	555	1,316	(17)	(1)

Income before income tax	59,162	58,392	49,881	1,717
Income tax expense	(9,971)	(8,954)	(7,295)	(251)

Consolidated net income	$49,191	$49,438	$42,586	$1,466

Attributable to
Stockholders of the parent	$48,274	$48,426	$41,446	$1,427
Noncontrolling interests	917	1,012	1,140	39

	$49,191	$49,438	$42,586	$1,466

Basic earnings per share	$4.98	$6.22	$5.34	$0.18

Diluted earnings per share	$4.96	$6.20	$5.33	$0.18

Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	9,696,808	7,789,326	7,757,447

Diluted	9,725,461	7,810,605	7,777,238

Net income per pro forma equivalent ADSs
Basic	$49.78	$62.17	$53.43	$1.84

Diluted	$49.64	$62.00	$53.29	$1.83

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	969,681	778,933	775,745

Diluted	972,546	781,061	777,724

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)

Comprehensive income
Consolidated net income	$49,191	$49,438	$42,586	$1,466

Other comprehensive income:
Cumulative translation adjustments for foreign-currency investments held by investees, net of tax expense of nil	(119)	82	(67)	(2)
Unrealized gain (loss) on available-for-sale securities, net of tax expense of nil	649	(139)	192	7
Defined benefit pension plan adjustment, net of tax benefit of NT$203 million, NT$168 million and NT$379 million for 2010, 2011 and 2012, respectively	(605)	(509)	(1,129)	(39)

	(75)	(566)	(1,004)	(34)

	$49,116	$48,872	$41,582	$1,432

Attributable to
Stockholders of the parent	$48,189	$47,885	$40,461	$1,393
Noncontrolling interests	927	987	1,121	39

	$49,116	$48,872	$41,582	$1,432

The components of accumulated other comprehensive income (loss) attributable to stockholders of the parent were as follows:

	December 31
	2011	2012
	NT$	NT$	US$ (Note 3)
	(In Millions)

Cumulative translation adjustments for foreign-currency investments held by investees	$(38)	$(95)	$(2)
Unrealized gain on available-for-sale securities	68	258	9
Defined benefit pension plan adjustment	(1,121)	(2,238)	(77)

	$(1,091)	$(2,075)	$(70)

Disclosures about defined benefit plan adjustment recognized in other comprehensive income were as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)

Amounts recognized in other comprehensive income
Net prior service cost, pretax	$4	$4	$4	$—
Net actuarial loss, pretax	804	673	1,504	52
Deferred tax asset	(203)	(168)	(379)	(13)

Net impact in other comprehensive loss	$605	$509	$1,129	$39

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

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 3)
	(In Millions)

Net cash inflows (outflows) from:
Operating activities	$84,840	$74,652	$66,911	$2,303
Investing activities	(20,127)	(32,909)	(38,074)	(1,310)
Financing activities	(47,034)	(65,337)	(42,988)	(1,480)
Effects of exchange rate change on cash and cash equivalents	(63)	109	(37)	(1)

Net increase (decrease) in cash and cash equivalents	17,616	(23,485)	(14,188)	(488)
Cash and cash equivalents, beginning of year	73,259	90,875	67,390	2,320

Cash and cash equivalents, end of year	$90,875	$67,390	$53,202	$1,832

35.	ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.	Transition to IFRS in 2013

As of January 1, 2013, the Company began preparing its financial statements in accordance with International Financial Reporting Standards, International Accounting Standards, and relevant Interpretations (collectively, “IFRSs”) as issued by International Accounting Standards Board (“IASB”) and IFRSs as endorsed for use in R.O.C. Its transition date to IFRSs was January 1, 2012. Therefore, the Company’s 2012 consolidated financial statements under IFRSs may be materially different from the accompanied 2012 consolidated financial statements under R.O.C. GAAP.

b.	Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for the Company for the year ended December 31, 2012. The Company has included these new disclosure, as applicable, in Note 35 (e).

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The standard is effective for the Company for the year ended December 31, 2012. The Company has reported other comprehensive income and its components in two separate but consecutive statements and the adoption did not have an impact on its results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for the Company for the year ended December 31, 2012. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required. Since the Company started to adopt IFRS in 2013, it will not adopt this standard.

In February 2013, the FASB issued an accounting update requiring entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This standard is effective for the Company for the year ending December 31, 2013. Since the Company started to adopt IFRS in 2013, it will not adopt this standard.

c.	Share-based compensation

The Company adopted share-based compensation guidance to recognize compensation cost of options granted by SENAO and CHPT. The guidance requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service period. The Company has estimated the fair value of stock options as of the date of grant using the Black-Scholes option pricing model.

The compensation expenses related to stock options were NT$5 million, NT$2 million and NT$3 million for 2010, 2011 and 2012, respectively. There is no income tax effect related to share-based compensation arrangements.

SENAO

The weighted average remaining contractual term and aggregate intrinsic value of options of SENAO under the foregoing plans as of December 31, 2012 were as follows:

	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In Years)	NT$ (In Millions)

Options outstanding	0.92	70
Options exercisable	0.92	70

The aggregate intrinsic value in the above table represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. Intrinsic value will change in future periods based on the fair market value of the Company’s stock and the number of shares outstanding.

SENAO did not grant any options in 2010, 2011 and 2012.

Total intrinsic values of options exercised for the years ended December 31, 2010, 2011 and 2012 were NT$110 million, NT$193 million and NT$70 million, respectively. Total fair values of shares vested during the years ended December 31, 2010, 2011 and 2012 were NT$164 million, NT$204 million and NT$103 million, respectively.

As of December 31, 2012, there was no unrecognized compensation expense related to share-based compensation plan.

CHPT

The weighted average remaining contractual term and aggregate intrinsic value of options of CHPT under the foregoing plans as of December 31, 2012 were as follows:

	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In Years)	NT$ (In Millions)

Options outstanding	1	3
Options exercisable	1	3

The aggregate intrinsic value in the above table represents the total intrinsic value (the difference between the fair value of shares and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. Intrinsic value will change in future periods based on the audited Company’s share in investees’ net assets and the number of shares outstanding.

CHPT did not grant any options in 2010, 2011 and 2012.

Total intrinsic value of options exercised for the years ended December 31, 2010, 2011 and 2012 was nil. Total fair values of shares vested during the years ended December 31, 2010, 2011 and 2012 were nil, nil and NT$3 million, respectively.

As of December 31, 2012, there was no unrecognized compensation expense related to share-based compensation plan.

d.	Marketable securities

	December 31, 2011
	Carrying	Unrealized	Unrealized
	Amount	Gain	Loss
	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Open-end mutual funds	$2,137	$77	$9
Domestic listed stocks	343	55	54
Corporate bonds	77	1	—

	2,557	133	63

Held-to-maturity securities	13,790	129	4
Corporate bond	906	6	—

Bank debentures	14,696	135	4

	$17,253	$268	$67

	December 31, 2012
	Carrying	Unrealized	Unrealized
	Amount	Gain	Loss
	NT$	NT$	NT$
	(In Millions)

Available-for-sale securities
Domestic listed stocks	$3,196	$89	$—
Open-end mutual funds	2,190	177	1
Corporate bonds	50	—	—
Foreign listed stocks	10	—	3

	5,446	266	4

Held-to-maturity securities
Corporate bonds	14,791	90	3
Bank debentures	1,255	5	—

	16,046	95	3

	$21,492	$361	$7

The Company’s gross realized gains on the sale of investments for the years ended December 31, 2010, 2011 and 2012 were NT$476 million, NT$137 million and NT$90 million, respectively. The Company’s gross realized losses on the sale of investments for the years ended December 31, 2010, 2011 and 2012 were NT$654 million, NT$84 million and NT$40 million, respectively.

The carrying amounts at December 31, 2012 for debt securities classified as available-for-sale securities and held-to-maturity by contractual maturity are shown below.

December 31,
2012
NT$
(In Millions)

Due within one year or less	$4,300
Due after one year through four years	11,796

$16,096

The following table shows the gross unrealized losses and fair value of the investments with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that have been in a continuous unrealized loss position as of December 31, 2012:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)

Open-end-mutual funds	$148	$1	$—	$—	$148	$1
Foreign listed stocks	10	3	—	—	10	3
Corporate bonds	3,612	3	—	—	3,612	3

	$3,770	$7	$—	$—	$3,770	$7

The gross unrealized losses related to mutual funds, foreign listed stocks and corporate bonds were due to fair value fluctuations. The Company reviewed its investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors that were considered in determining whether a loss is other-than-temporary included but were not limited to, the length of time and extent to which fair value has been less than the cost basis, credit quality and the Company’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As discussed in Note 7, the Company recognized an impairment loss of NT$27 million for the year ended December 31, 2012 and the related impaired available-for-sale financial assets were sold as of December 31, 2012. As a result, the Company determined that aforementioned investments with unrealized losses were not deemed to be other-than-temporarily impaired as of December 31, 2012.

e.	Fair value measurements

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

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable.

Assets and liabilities measured at fair value on a recurring basis

The following table presents our assets and liabilities measured at fair value on a recurring basis at December 31, 2011 and 2012:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Derivatives - currency swap contracts and forward exchange contracts	$—	$6	$—	$6
Convertible bonds	40	—	—	40
Available-for-sale securities
Open-end mutual funds	2,137	—	—	2,137
Domestic listed stocks	343	—	—	343
Corporate bonds	—	77	—	77

	$2,520	$83	$—	$2,603

Liabilities
Derivative - currency swap contracts and forward exchange contracts	$—	$4	$—	$4

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Derivatives - currency swap contracts and forward exchange contracts	$—	$3	$—	3
Available-for-sale securities
Domestic listed stocks	3,196	—	—	3,196
Open-end mutual funds	2,190	—	—	2,190
Corporate bonds	—	50	—	50
Foreign listed stocks	10	—	—	10

	$5,396	$53	$—	5,449

Liabilities
Derivatives - currency swap contracts and forward exchange contracts	$—	$2	$—	2

Convertible bonds are actively traded or have quoted prices. For forward exchange and currency swap contracts, fair values are estimated using industry standard valuation models. These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.

Available-for-sale financial assets include open-end mutual funds, domestic and foreign listed stocks that are actively traded or have quoted prices.

Corporate bonds are valued using market-based observable inputs including duration, yield rate and credit rating.

Assets measured at fair value on a nonrecurring basis

The tables below set out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the years ended December 31, 2011 and 2012:

	For the Year Ended December 31, 2011
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Cost method investees - GMC, RPTI, Aide, CQi, A2P, Procrystal, OptiVision and TFChemicals	$—	$—	$170	$148

	For the Year Ended December 31, 2012
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Cost method investees - Procrystal, Mediapro, Uni Display, CoaTronics, UltraFine, Fashion Guide, Alder, Aide, CQi, DIG and TFChemicals	$—	$—	$103	$176

Property, plant and equipment	$—	$—	$266,869	$1,505

Intangible assets - others	$—	$—	$—	$5

Other assets
Idle assets	$—	$—	$—	$35
Others	—	—	—	20

	$—	$—	$—	$55

The table below presents the valuation methodology and unobservable inputs for Level 3 assets measured at fair value on nonrecurring basis during the years ended December 31, 2011 and 2012:

	For the Year Ended December 31, 2011
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	NT$
	(In Millions)

Assets
Cost method investees	$170	Discounted cash flow	Return on investment	7%

			Industrial risk	3%
			Enterprise risk	2%-2.5%
			Sustainable growth rate	2%

	For the Year Ended December 31, 2012
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	NT$
	(In Millions)
Assets
Cost method investees	$103	Discounted cash flow	Return on investment	7%

			Industrial risk	1%-3%
			Enterprise risk	1%-3%
			Sustainable growth rate	2%

Property, plant and equipment	$266,869	Market approach	Market multiples	—

Intangible assets - others	$—	—	—	—

(Continued)

For the Year Ended December 31, 2012
	Fair	Valuation	Unobservable	Range
	Value	Methodology	Inputs	of Inputs
NT$
(In Millions)

Other assets
Idle assets	$—	—	—	—
Others	—	—	—	—

$—

(Concluded)

The Department of Investment and the Department of Finance are responsible for the impairment tests of financial instruments. They have set forth the Company’s valuation policies and procedures for the impairment test and is responsible for reporting to General Manager regarding the changes in fair value and reasonableness of the underlying assumptions utilized in the valuation whenever the impairment test is performed.

The Company determined that intangible assets - others and other assets with carrying amounts of NT$5 million and NT$55 million will not have future economic benefits. Therefore, the carrying amounts of both assets were written down to their fair value of nil.

The Company evaluated its cost method investees for impairment by using valuation models based on discounted future cash flows because there were no quoted fair value for such investments. Pursuant to the established policies, the Company employed an internal valuation model in 2011 and 2012 to determine the fair value of cost method investees using the discounted cash flow approach based on management’s projections. Variables utilized in discounted cash flow approach require the use of unobservable inputs (Level 3), including return on investment, industrial risk, enterprise risk and sustainable growth rate. Changes in management estimates to the unobservable inputs in the valuation models would significantly change the fair value of cost method investee. The return on investment is the assumption that most significantly affects the fair value determination. Cost method investees held with a carrying amount of NT$318 million were written down to their fair value of NT$170 million, resulting in an impairment charge of NT$148 million, which was included in earnings for the year ended December 31, 2011. Cost method investees held with a carrying amount of NT$279 million were written down to their fair value of NT$103 million, resulting in an impairment charge of NT$176 million, which was included in earnings for year ended December 31, 2012.

Certain non-financial assets and non-financial liabilities measured at fair value on a nonrecurring basis include other non-financial long-lived assets and idle assets measured at fair value for impairment assessment. The Company calculates these fair values using the market approach which includes recent market condition and other economic factors as their fair value inputs. The Company used market approach which uses market multiples to evaluate the fair values of property, plant, and equipment with fair value of NT$266,869 million. The market multiples which were derived from a set of comparables were prices and other relevant information generated by market transactions involving comparable assets and factors specific to the measurement. Multiples might lie in ranges with a different multiple for each comparable. Property, plant, and equipment held with a carrying amount of NT$268,374 million were written down to their fair value of NT$266,869 million, resulting in an impairment charge of NT$1,505 million, which was included in earnings for the year ended December 31, 2012. Intangible assets - others with a carrying amount of NT$5 million were written down to their fair value of nil, resulting in an impairment charge of NT$5 million, which was included in earnings for the year ended December 31, 2012. Other assets - idle assets held with a carrying amount of NT$35 million were written down to their fair value of nil, resulting in an impairment charge of NT$35 million, which was included in earnings for the year ended December 31, 2012. Other assets - others held with a carrying amount of NT$20 million were written down to their fair value of nil, resulting in an impairment charge of NT$20 million, which was included in earnings for the year ended December 31, 2012.

Financial Assets and Liabilities Not Measured at Fair Value but for which Fair Value is Disclosed

The following table provides information about the assets and liabilities not carried at fair value in the consolidated balance sheets in accordance with ASC 825, “Financial Instruments”.

	December 31, 2011
	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Level 3
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Other assets	$1,000	$—	$—	$1,712
Liabilities
Long-term loans	1,058	—	1,058	—

	December 31, 2012
	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Level 3
	NT$	NT$	NT$	NT$
	(In Millions)

Assets
Other assets	$1,000	$—	$—	$1,687
Liabilities
Long-term loans	2,050	—	2,050	—

Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The carrying amounts of cash and cash equivalents, other current monetary assets, refundable deposits, short-term loans, current portion of long-term loans and customers’ deposits approximate fair value due to the short period of time to maturity.

2)	Other assets were Piping Fund. Based on the terms of Construction Funding Agreement, if the Piping Fund project is considered to be no longer necessary by the ROC government, the Company will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Therefore, the fair value was determined based on the Company’s proportionate share of the net equity of the Piping Fund as of December 31, 2012 and 2011.

3)	The Company uses discounted cash flow model with observable market data, such as Reuters Limited’ 60-days secondary markets bills rate based yield curve and Chunghwa Post Co., Ltd.‘s one-year time deposit floating rate based yield curve, to determine the fair value of long-term bank loans. These liabilities are therefore included in Level 2.

f.	Advertising and promotion expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$3,227 million, NT$3,177 million and NT$3,053 million for the years ended December 31, 2010, 2011 and 2012, respectively.

g.	Income tax

Effective from January 1, 2007, the Company adopted the guidance of income taxes uncertainties. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with the guidance is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, the Company perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the Company’s estimates. The adoption of the guidance did not have a material impact on the Company.

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012. The Company did not incur any interest or penalties related to potential underpaid income tax expenses.

h.	Aggregate amortization expense of intangible assets

The aggregate amortization expense were NT$1,021 million, NT$1,027 million and NT$1,097 million for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	Amount
NT$
(In Millions)

2013	$1,129
2014	1,043
2015	935
2016	871
2017	806
2018 and thereafter	784

i.	Litigation

A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can not request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay NT$17 million along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that Chunghwa was required to pay NT$23 million as compensation in addition to the NT$17 million from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal to the Supreme Court of the Republic of China within the statutory period. On June 22, 2011, the Supreme Court of the Republic of China remanded the aforementioned judgment from Taiwan High Court and the case was remanded back to the Taiwan High Court. On January 6, 2012, the Taiwan High Court rendered its judgment, ruling that Chunghwa was required to pay additional land compensation NT$4 million along with related interest. Chunghwa withdrew the claim after evaluation.

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