Form 20-F
period 2013-12-31
CHUNGHWA TELECOM CO LTD
filed 2014-04-28
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s name into English)

Taiwan, Republic of China

(Jurisdiction of incorporation or organization)

21-3 Hsinyi Road, Section 1, Taipei, Taiwan, Republic of China

(Address of principal executive offices)

Fufu Shen

21-3 Hsinyi Road, Section 1, Taipei,

Taiwan, Republic of China

Tel: +886 2 2344-5488

Fax: +886 2 3393-8188

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2013

i

SUPPLEMENTAL INFORMATION

All references to “we,” “us,” “our” and “our company” in this annual report are to Chunghwa Telecom Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, originally dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd. and the Bank of New York, and amended and restated on November 14, 2007, among Chunghwa Telecom Co., Ltd. and JP Morgan Chase Bank, as depository, and the holders and beneficial owners of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the ROC government” are to the government of the Republic of China. All references to “the Ministry of Transportation and Communications” or “the MOTC” are to the Ministry of Transportation and Communications of the Republic of China. All references to “the National Communications Commission” or “the NCC” are to the National Communications Commission of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, “U.S. GAAP” means the generally accepted accounting principles of the United States, “IFRSs” means International Financial Reporting Standards as issued by the International Accounting Standards Board, and “Taiwan IFRSs” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in the ROC pursuant to the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC” promulgated by the FSC on May 14, 2009. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ending December 31 of that year.

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

A. Selected Financial Data

The Financial Supervisory Commission, or the FSC, in the Republic of China, or ROC, supervises the financial and business matters of publicly-held companies, and we are required to comply with relevant regulations promulgated by the FSC. We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, or TWSE, with reconciliation of net income and balance sheet differences of our consolidated financial statements to U.S. GAAP for certain filings with the U.S. Securities and Exchange Commission, or the SEC. Effective January 1, 2013, companies listed on the TWSE, including us, must report their financial statements under Taiwan IFRSs pursuant to the requirements of the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC” promulgated by the FSC on May 14, 2009. Accordingly, we have adopted Taiwan IFRSs for reporting in the

ROC our annual consolidated financial statements beginning in 2013 and our interim quarterly unaudited consolidated financial statements beginning in the first quarter of 2013. While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRSs, which differs from Taiwan IFRSs, for certain filings with the SEC, including our annual reports on Form 20-F for the year ended December 31, 2013 and thereafter and our interim quarterly unaudited consolidated financial statements provided on Form 6-K beginning with the three months ended March 31, 2013. Following our adoption of IFRSs for the SEC filing purposes, we are no longer required to provide any reconciliation of our consolidated financial statements with U.S. GAAP.

The selected income statement data and cash flow data for the years ended December 31, 2012 and 2013, and the selected balance sheet data as of December 31, 2012 and 2013 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The consolidated financial statements have been prepared and presented in accordance with IFRSs. Pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRSs, no audited financial statements and financial information prepared under IFRSs for the year ended December 31, 2011 have been included in this annual report.

	Year Ended December 31
	2012	2013
	NT$	NT$	US$
	(in billions, except for percentages and per share and per ADS data)
Statement of Comprehensive Income Data:
Revenues	221.4	228.0	7.6
Operating costs	(141.5)	(147.3)	(4.9)

Gross profit	79.9	80.7	2.7
Operating expenses	(29.9)	(33.1)	(1.1)
Other income and expenses	(1.6)	0.1	—

Income from operations	48.4	47.7	1.6
Non-operating income and expenses(1)	1.6	1.4	—

Income before income tax	50.0	49.1	1.6
Income tax expense	(7.4)	(6.5)	(0.2)

Consolidated net income	42.6	42.6	1.4

Attributable to:
Stockholders of the parent	41.5	41.5	1.4
Non-controlling interests	1.1	1.1	—

	42.6	42.6	1.4

Earnings per share:
Basic	5.35	5.35	0.18
Diluted	5.33	5.34	0.18
Earnings per ADS equivalent:
Basic	53.49	53.49	1.79
Diluted	53.34	53.40	1.79

	As of December 31
	2012	2013
	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Balance Sheet Data:
Working capital	40.2	(0.3)	—
Long-term investments	19.7	15.3	0.5
Properties, plant and equipment	297.3	302.7	10.1
Investment properties	7.8	8.0	0.3
Intangible assets	5.8	44.4	1.5
Total assets	440.0	441.0	14.8
Short-term loans	0.1	0.3	—
Current portion of long-term loans	—	0.3	—
Long-term loans(2)	2.1	1.4	—
Customers’ deposits	4.9	4.8	0.2
Accrued pension liabilities	4.6	5.5	0.2
Deferred revenue	3.8	3.7	0.1
Total liabilities	76.6	77.8	2.6
Capital stock	77.6	77.6	2.6
Equity attributable to stockholders of the parent	359.1	358.3	12.0
Non-controlling interests	4.3	4.9	0.2

	Year Ended December 31
	2012	2013
	NT$	NT$	US$
	(in billions, except for percentages and per share and per pro forma ADS data)
Cash Flow Data:
Net cash provided by operating activities	65.6	75.3	2.5
Net cash used in investing activities	(18.6)	(49.1)	(1.6)
Net cash used in financing activities	(42.5)	(42.5)	(1.4)
Net increase (decrease) in cash and cash equivalents	4.5	(16.3)	(0.5)

Other Financial Data:
Gross margin(3)	36%	35%	35%
Operating margin(4)	22%	21%	21%
Net margin(5)	19%	18%	18%
Capital expenditures	33.3	36.4	1.2
Depreciation and amortization	32.2	32.2	1.1
Cash dividends declared per share	4.63 (6)	2.39 (7)	0.08 (7)
Stock dividends declared per share	—	—	—

(1)	Includes interest income of NT$742 million and NT$563 million (US$18.9 million) for the years ended December 31, 2012 and 2013, respectively, and interest expense of NT$22 million and NT$36 million (US$1.2 million) for the years ended December 31, 2012 and 2013 respectively.
(2)	Excludes current portion of long-term loans.
(3)	Represents gross profits divided by revenues.
(4)	Represents income from operations divided by revenues.
(5)	Represents net income attributed to stockholders of the parent divided by revenues.

(6)	In addition to the cash dividend from retained earnings disclosed in table above, we also made cash distributions of NT$0.72 per share, which amounted to an aggregate of NT$5.6 billion, from additional paid-in capital.
(7)	Dividends for 2013 have been approved for distribution by the board of directors and are expected to be approved at our annual general stockholders’ meeting scheduled to be held on June 24, 2014. In addition to the cash dividends from retained earnings disclosed in the table above, the board of directors also approved cash distributions of NT$2.14 per share, which amounted to an aggregate of NT$16.6 billion, from additional paid-in capital. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan-IFRSs on our dividends and employee bonuses.”

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2013 have been translated into U.S. dollar amounts using US$1.00=NT$29.83, set forth in the statistical release of the Federal Reserve Board on December 31, 2013. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 11, 2014, the exchange rate was NT$30.08 to US$1.00.

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

Year Ended December 31	Average(1)	High	Low	At Period End
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.56	30.27	28.96	29.05
2013	29.73	30.20	29.93	29.83
October	29.38	29.49	29.32	29.42
November	29.52	29.65	29.37	29.59
December	29.72	30.03	29.53	29.83
2014 (through April 11)	30.26	30.57	29.90	30.08
January	30.14	30.31	29.90	30.31
February	30.31	30.37	30.25	30.29
March	30.40	30.57	30.24	30.46
April (through April 11)	30.17	30.29	29.99	30.08

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

For example, the National Communications Commission, or the NCC, submitted a proposal to the Executive Yuan on July 30, 2012 for an amendment to the Telecommunications Act. This proposed amendment includes several provisions made against the operation of dominant telecommunication service providers, such as the mandatory segregation of financial data, price control, separation between the underlying network infrastructure and services provision of the last-mile technology and the requirement for dominant providers to release local loops and provide relevant sharing services. These requirements would allow all telecommunications service providers to have access to our last-mile network infrastructure. The Executive Yuan and the NCC are still discussing and reviewing the above amendments to the Telecommunications Act and new regulations, such as the Digital Convergence Regulation still in draft form, that may have a material adverse effect on dominant operators and benefit our competitors.

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

We have been designated by the government as a dominant provider of fixed communications and mobile services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the NCC. For example, the regulation governing the setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, then our competitiveness, market position and profitability will be materially and adversely affected. According to the Fixed Network Regulations, the Wireless Regulations, and the Third Generation Mobile Telecommunications Services Regulations, we are required to submit a report to the NCC within 20 days after our shareholders approve the reduction of our capital, entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of our business or assets; and taking over of the whole of the business or assets of any other company which would have significant impact on our operations. On May 8, 2013, the NCC promulgated the Regulations for Administration of Mobile Broadband Businesses, which also imposes a similar reporting obligation. Any such regulation may adversely affect our business, financial condition and results of operations.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For example, the NCC adopted the first three-year tariff reduction plan from April 2007 to March 2010 and a second three-year tariff reduction plan from April 2010 to March 2013, resulting in a number of price reductions in the tariff structures relating to our domestic fixed communications and mobile communications services. On February 7, 2013, the NCC announced a new plan for tariff reductions in wholesale tariffs for IP peering and domestic leased line services, and in monthly fees for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, and fiber-to-the-building, or FTTB) over a period of four years starting on April 1, 2013. While mobile tariffs were not regulated in the most recent tariff reduction plan, the revised Administrative Rules for Network Interconnection mandated decreases in the mobile interconnection fees over a period of four years starting on January 5, 2013. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”. We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

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

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, there are currently three mobile network operators that offer 2G mobile services in Taiwan. The licenses granted by the ROC government authorities for operating 2G mobile services on the 900MHz and 1800MHz spectrum can be extended to June 2017 based on the operator’s request for extension, according to the Executive Yuan’s announcement on November 22, 2010. On November 29, 2011, we filed a request with the NCC to extend our 2G license to June 2017, which was approved by the NCC on November 14, 2012. The NCC released the detailed regulation for mobile broadband business licenses and spectrum bidding for 4G mobile services in May 2013. The spectrum was released adhering to the principle of technological neutrality. Mobile broadband services can be offered by heterogeneous networks, or HetNet, including the new 4G network and the existing 2G network under this technology-neutral spectrum. The bidding process for the spectrum to operate 4G mobile services started on September 3, 2013 and completed on October 30, 2013. There are six winners of the bidding, including Taiwan Mobile Co., Ltd., FarEasTone

Telecommunications Co., Ltd., Asia Pacific Telecom Co. Ltd., Taiwan Star Cellular Corporation, Ambit Microsystems Corporation and us. The 4G license is valid until the end of year 2030. Furthermore, according to the press release announced by the NCC on March 31, 2014, the ROC government plans to release the 2600MHz spectrum band for 4G mobile services through a bidding process. We plan to participate in the bidding process to acquire the spectrum band in order to remain competitive. If we are unable to successfully maintain the rights to use the frequency spectrum that we need for our future business operations, our business prospects and future results of operations may be adversely affected, and as a result may lead to a material impact on our business revenues.

Increasing market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

Mobile service providers in Taiwan have been offering 3G mobile services for several years. Smart phones with mobile data packages have become popular in recent years. To attract more mobile data users, the major three mobile operators, including us, have adopted comparable promotion packages to attract and maintain customers. Apart from the 3G services, we also aim to begin providing 4G services in July 2014. There are a total of six players in Taiwan that are nominated to provide 4G services, which may increase the level of competition in the 4G services market compared to the 3G services market. We cannot assure you that the intensified market competition will not affect our growth and profitability.

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

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. For example, in 2013, losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons were approximately NT$5.3 million (US$0.2 million) as recorded in other income and expenses. The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

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

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2013, we made capital expenditures in our domestic fixed communications of NT$20.4 billion (US$682.6 million), our mobile communications business of NT$9.2 billion (US$309.9 million), our internet business of NT$4.6 billion (US$154.9 million), our international fixed communications business of NT$1.6 billion (US$52.3 million) and our other businesses of NT$0.6 billion (US$19.9 million), respectively. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to continue making substantial capital expenditures to further develop our range of services and products. Commercial acceptance by consumers of the new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing expected return from our investments.

We cannot assure you that services enabled by the new technologies we are implementing, such as Heterogeneous or Marco/Micro/Pico/Femto/BBU+RRH mobile technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

In 2012, we determined that parts of our investment properties were impaired and recognized an impairment loss of NT$1,261 million. In 2013, based on the evaluation of fair value, some impaired investment properties were recoverable, and we reversed the impairment losses of NT$246 million (US$8.2 million). In 2013, we also recognized impairment losses of NT$254 million (US$8.5 million) and NT$18 million (US$0.6 million) for telecommunication and miscellaneous equipment and intangible assets, respectively.

We cannot assure you that we will be able to continue to maintain control of and consolidate the results of operations of our minority-owned subsidiary. For example, we consolidate the results of operations of our subsidiary, Senao International Co., Ltd., or Senao, because we have secured four out of seven seats on the board of directors of Senao through the support of large beneficial shareholders of Senao. Please refer to note 3 and note 15 of our consolidated financial statements included elsewhere in this annual report for details of the relationship between Senao and its parent companies. We cannot assure you that we will be able to continue maintaining control over the board of directors of Senao. If we lose control of our minority-owned subsidiary, we will no longer be able to consolidate the results of operations of such subsidiary, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. In 2013, we evaluated and concluded that certain investments were impaired, and as a result we recognized an impairment loss of NT$66 million (US$2.2 million) for available-for-sale financial assets due to the decline in fair value owing to adverse changes in industry conditions and operating performance that were below expectations. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and High Speed Packet Access, or HSPA, and HSPA+, and Dual carrier HSPA+ mobile network. Furthermore, the spectrum to operate 4G mobile services was awarded on October 30, 2013. Therefore, we will devote additional capital expenditure to build our 4G mobile services network based on Long Term Evolution, or

LTE, technology. In addition, to meet the increasingly robust high-bandwidth requirements of digital convergence services, we will expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are constantly evaluating new growth opportunities in the broader telecommunications industry. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our mobile data services is substantially dependent on the availability of mobile data applications and devices that are being developed by third-party developers. These applications or devices may not be sufficiently developed to support the deployment of our mobile data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected.

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

As of December 31, 2013, our largest shareholder, the government of the Republic of China, through the Ministry of Transportation and Communications, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the Ministry of Transportation and Communications, may continue to have the ability to control our business, including matters relating to:

•	any sale of all or substantially all of our assets;

•	the approval of our annual operation and projects budget;

•	the composition of our senior management;

•	the timing and distribution of dividends;

•	the election of a majority of our directors; and

•	our business activities and direction.

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2013. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm”.

While the management report included in this annual report concluded that our internal control over financial reporting was effective, we cannot assure you that our management will be able to conclude that our internal control over financial reporting is effective in future years. If in future years we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our consolidated financial statements, which in turn could negatively impact the trading price of our ADSs, and could result in lawsuits being filed against us by our stockholders or otherwise harm our reputation.

If we fail to maintain a good relationship with our labor union, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

In accordance with the articles of association of Chunghwa Telecom Workers’ Union, besides the chief manager of each department, most of our employees are members of our principal labor union, the Chunghwa Telecom Workers’ Union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. Despite having taken measures to improve relations, increase cooperation and ensure mutual benefit with our labor union, such as increasing channels of communications by holding periodic labor resource review meetings and guaranteeing a labor union seat on our board of directors, we cannot assure you that we will be able to maintain a good relationship with our labor union. Any deterioration in our relationship with our labor union could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation.

Any further economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. For example, the global slowdown in technology expenditures has from time to time adversely affected the Taiwan economy, which is highly dependent on the technology industry. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East, Africa and Ukraine, which has resulted in higher oil prices and significant market volatility.

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

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in Republic of China governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the Republic of China and the PRC, such as the engagement of the Economic Cooperation Framework Agreement, or ECFA, in 2010, relations may become strained again. In June 2013, the ROC government and the PRC government entered into the Cross-Strait Agreement on Trade in Services pursuant to the ECFA. According to this agreement, both parties agreed to certain concessions on the telecommunication industries. As of March 31, 2014, the Cross-Strait Agreement on Trade in Services has not yet been ratified by the Legislation Yuan of Taiwan. If the agreement is unable to be ratified by the Legislation Yuan, our business operations in the PRC and our results of operation may be adversely affected. In addition, the PRC government has refused to renounce the use of military force to gain control over Taiwan. Past developments in relations between the Republic of China and the PRC have on occasion depressed the market prices of the securities of companies in the Republic of China. Relations between the Republic of China and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities. In addition, the complexities of the relationship between the ROC and PRC require companies involved in cross-strait business operations to carefully monitor their actions and manage their relationships with both ROC and PRC governments. In the past, companies in the ROC, including us, have received minor sanctions such as travel restrictions or minor monetary fines by the ROC and/or PRC governments. We cannot assure you that we will be able to successfully manage our relationships with the ROC and PRC governments for our cross-strait business operations, which could have an adverse effect on our ability to expand our business and conduct cross-strait business operations.

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

Prior to 2013, we used to voluntarily publish our operating results guidance on an annual basis in accordance with ROC GAAP. Beginning in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate our projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time.

Our results of operations and financial condition upon the adoption of Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the TWSE, with reconciliation of net income and balance sheet differences of our consolidated financial statements to U.S. GAAP for certain filings with the SEC. Effective January 1, 2013, companies listed on the TWSE, including us, must report their financial statements under Taiwan IFRSs. Accordingly, we have adopted Taiwan IFRSs for reporting in the ROC our annual consolidated financial statements beginning in 2013 and our interim quarterly unaudited consolidated financial statements beginning in the first quarter of 2013. While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F for the year ended December 31, 2013 and thereafter. Following our adoption of IFRSs for the SEC filing purposes, we are no longer required to provide any reconciliation of our consolidated financial statements with U.S. GAAP. For more details, see “Item 3. Key Information—A. Selected Financial Data” for the description about the adoption of new financial reporting standards.

Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2013 that are expected to be declared at our 2014 annual general stockholders’ meeting will be calculated based on Taiwan IFRSs. It is difficult for us to evaluate the precise impact of the adoption of Taiwan IFRSs and IFRSs on our financial statements, because the FSC may issue new rules governing the adoption of Taiwan IFRSs and as other laws and regulations may be amended with the adoption of Taiwan IFRSs.

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

Our common shares are traded on the Taiwan Stock Exchange, or TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. During 2013, the TWSE Index peaked at 8,623.43 on December 30, 2013, and reached a low of 7,616.64 on January 17, 2013. On April 21, 2014, the TWSE Index closed at 8,951.19. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The laws of the Republic of China limit foreign ownership of our common shares. Prior to March 1, 2006, the Ministry of Transportation and Communications, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the Ministry of Transportation and Communications as the competent authority under the Telecommunications Act pursuant to the National Communications commission Organization Law, or the Organization Law. The NCC and the Ministry of Transportation and Communications reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the Ministry of Transportation and Communications on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 21, 2014, foreign direct holdings of our outstanding share capital is at 14.66%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the NCC will exercise its authority over us, or whether NCC will lower the foreign ownership cap at any time.

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

Generally, ADS holders will not be able to exercise voting rights attached to the underlying securities on an individual basis. Under the deposit agreement, the voting rights attached to the underlying securities must be exercised as to all matters subject to a vote of stockholders collectively in the same manner, except in the case of an election of directors. The election of our directors is by means of cumulative voting. In the event the depositary does not receive voting instructions from ADS holders in accordance with the deposit agreement, our chairman or his or her designee will be entitled to vote the common shares represented by the ADSs in the manner he or she deems appropriate at his or her discretion, which may not be in your interest.

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

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include:

•	domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, domestic data services and other domestic services;

•	mobile communications services, including mobile services, sales of mobile handsets and tablets and other mobile services;

•	internet services, including HiNet, our internet service, internet value-added services, data communication services, internet data center services, and other internet services;

•	international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and other international services; and

•	other services, including non-telecom services.

In addition to these traditional telecommunication services, we also focus on selected ICT services and advanced development, such as cloud computing.

For each of our key services, we enjoy leading positions across a number of areas in terms of both revenues and customers:

•	we are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider;

•	we are Taiwan’s largest broadband access provider; and

•	we are Taiwan’s largest internet service provider.

In 2013, our revenues were NT$228.0 billion (US$7.6 billion), our consolidated net income was NT$42.6 billion (US$1.4 billion) and our basic earnings per share was NT$5.35 (US$0.18).

In 2013, we made capital expenditures totaling NT$36.4 billion (US$1.2 billion), of which 56% was related to our domestic fixed communications business, 25% was related to our mobile communications business, 13% was related to our internet business, 4% was related to our international fixed communications business and 2% was related to our other businesses. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

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

•

our capital resources and technology, which we believe we can build on to expand our leading position in the mobile communications and internet services markets, including through our continued construction of our existing 3G/HSPA/ HSPA+/Dual cell HSPA+ mobile network, our expansion of FTTx broadband access services, IP-based MOD services, fixed-line/mobile value added and cloud computing related services, and our construction of a 4G LTE, or Long-Term Evolution, mobile network using the spectrum that was granted in October 2013 with the largest amount of 4G frequency spectrum allocation out of all of the mobile network operators in Taiwan.

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

Broad network coverage. The breadth of our network and our ownership of the “last-mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provides us with access to existing and potential customers and creates a platform for expanding our services. In order to provide higher bandwidth services for our customers, we have been constructing our FTTx network since 2003. We have successfully migrated many of our customers from lower-speed to higher-speed internet access services and upgraded ADSL subscribers to FTTx, which offers even higher speeds by using fiber optic technology. The number of our FTTx subscribers has exceeded that of our ADSL subscribers since 2011. As of December 31, 2013, network coverage of FTTx with speeds of 60 Mbps and 100 Mbps was approximately 91.6% and 86.4%, respectively. In addition, our mobile communications network provides nationwide coverage. Our large cellular spectrum allocation together with our extensive network coverage positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload 3G capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom,” “emome” and “HiNet” have a reputation for quality and reliability. We serve our large and well-established customer base through our extensive customer service network in Taiwan, including 17 operations offices, 431 service centers, 271 exclusive service stores and six customer service call centers. We are continuing to expand and transform our retail stores while increasing the number of our service centers throughout Taiwan. We also offer comprehensive and high-quality point of sale and after sale services in our service centers, stores and over the internet. Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In 2013, we also obtained several domestic and international awards which recognized our service quality, corporate governance and our fulfillment of corporate social responsibility. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award of Telecom Company in Taiwan for ten consecutive years since 2004. We were also awarded the “Excellence in Corporate Social Responsibility Award” by the Common Wealth Magazine and were ranked A++ in “Transparency and Information

Disclosure” by the Taiwan Securities and Futures Institute in 2013. In addition, we received the Bronze Class Sustainability Award by RobecoSAM in January 2014.

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

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in broadband internet protocol networks, fiber-optic networks, and 3G/HSPA, HSPA+, Dual carrier HSPA+ mobile communications networks and services. We will continue to make investments in or to acquire other companies which provide complementary telecommunications and internet-related services to further expand our business and offer new products and services.

Advanced network technology. In 2013, we upgraded our FTTx access networks to FTTH access networks, aiming at promoting our broadband services from megabit connectivity to gigabit connectivity and strengthening our leading position in bandwidth services in our industry. We have also upgraded our 3G network to HSPA and HSPA+, and Dual carrier HSPA+. We are currently deploying our 4G network, and we believe that we have the potential to be the first-to-market to launch and offer high speed 4G services over LTE technology. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. As of March 31, 2014, we employ over 2,546 research professionals and engineers whose principal focus is to develop advanced network services and operation support systems and to build selected core technologies. In 2013, our research and development expenses accounted for 1.6% of our revenues. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

Taiwan has one of the highest fixed-line penetration rates in Asia and has also experienced rapid adoption of wireless communications and internet services, including broadband access services. We believe that telecommunications services will evolve over the coming years, driven by a number of technological innovations, including cloud computing, mobile value-added services and Internet of Things, or IoT. We also believe that the convergence trend of communications technologies will provide a significant competitive advantage to integrated telecommunications service providers that are able to design and construct sophisticated and scalable networks capable of serving as a common platform for a broad range of services.

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our leadership position in growing markets, such as the mobile services and internet services markets, including fixed-line and mobile data services and value-added services. By leveraging our solid customer base, expanded network capacity and enhanced network capability, we plan to further enhance our fixed and mobile value-added services, or VAS, offerings and promotion. We have also introduced new ICT services as well as cloud computing services by leveraging enterprise high speed broadband demand to offer VAS and explore emerging service.

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

Fixed communications: Our strategy is to maintain our position as the market leader in domestic fixed communications. We aggressively introduced new technology and equipment of our fixed network to improve operational efficiency and facilitate business transformation. In the meantime, we also provide MOD, cloud-based multi-screen services and IoT services including Intelligent Energy Network, or iEN, street surveillance services to improve customers’ digital life. We expect that these initiatives will enhance customers’ loyalty and generate more revenues.

Broadband services: We strive to maintain our broadband market share. Therefore, we are continuing the build-out of our FTTx infrastructure. We expect that we will be able to offer broadband services with speeds of 100 Mbps to 90% of households in the ROC by the end of 2014. As more customers within our current coverage area subscribe for 100 Mbps broadband services or FTTH services, we will still need to incur additional capital expenditures to deploy such services from the cross-connection boxes to each customer’s premises. In addition, we plan to incur additional capital expenditures to further construct our FTTH infrastructure to expand our coverage area throughout the ROC. We believe these efforts will help us maintain our competitive advantage for broadband services. A high quality broadband network is also essential for our high-definition MOD services.

•	We provide ADSL and FTTx services to 4.6 million customers, which represented approximately 77.7% of Taiwan’s fixed-line broadband customers by the end of 2013. Approximately 64.9% of our broadband customers were using FTTx services as of December 31, 2013.

•	We typically realize higher average revenue per user, or ARPU, for our FTTx internet services, and we continue to offer various incentives for our ADSL customers to upgrade to FTTx services. In 2013, FTTx revenue reached 79.5% of our total broadband revenue.

Mobile Communications: We currently offer our mobile services via both 2G and 3G networks. We obtained the 4G spectrum in October 2013, and we are currently deploying our 4G network. We believe we have the potential to be the first-to-market to launch and offer high speed 4G services over LTE technology in July 2014. For 3G, wideband code division multiple access, or WCDMA, is adopted. In order to meet the demand from our customers for high-speed mobile data access, we upgraded our 3G mobile service to High-Speed Packet Access, or HSPA technology on September 12, 2006 and to HSPA+ services in 2010. The prevalence of smart devices, such as smart phones and tablet PCs that utilize large amounts of mobile data, has become a challenge for all mobile operators. We are continuing to develop HetNet to meet such demand. HetNet incorporates macrocells for large area coverage, and small cells including micro cells, pico cells, femtocells and Wi-Fi to increase our data capacity. Our strategy for mobile service includes the following initiatives:

•	Further introducing mid- to low-tier smartphones to expand our mobile internet subscriber base;

•	Accelerating the migration of 2G customers to 3G network by offering various mobile handsets combined with attractive value-added services and product packages;

•	Expanding our HSPA+/Dual carrier HSPA+ coverage and enhancing the base station bandwidth to attract more mobile internet customers;

•	Constructing more Wi-Fi hotspots to offer wireless internet access service and to offload 3G data traffic; in particular, we plan to construct over 50,000 Wi-Fi hotspots by the end of 2014;

•	Enabling 3G/Wi-Fi auto-authentication to enhance customer experience; and

•	Accelerating LTE network construction to launch 4G services in July 2014.

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet value-added services.

•	We are developing new media to provide both higher-speed access as well as attractive content to our customers. We are also continually enhancing our internet value-added services, such as online games, internet music, internet banking and internet protocol video services, including hiChannel, an internet platform where customers can view videos and multimedia content. In addition, to cater to customers’ increasing demand for e-commerce payment systems, we are also developing a platform to support multiple payment interfaces including mobile payment and third-party payment.

Emerging services: Our emerging services include ICT, cloud computing and integrated services. We have been providing ICT services since 2009, including iEN, and Intelligent Transportation System, or ITS, services. Our experience with ICT services positions us well to develop and offer cloud computing services, and we anticipate that cloud computing services could become an important area of growth for telecom operators in the near future. We started to offer hicloud Compute as a Service, or CaaS and provide customers 24-hour installation services in 2010. We started to offer hicloud Mall in 2011, which allows Independent Software Vendors, or ISV to offer their application software in the hicloud Mall for sale. We also introduced cloud-based multi-screen services, named Hami+, providing music, video, news, e-book, weather, travel information, personal cloud and payment services. The integration of platform and network enables our customers to use and purchase the service through their PCs, MOD, tablet PCs and smart phones, and satisfies users’ needs to utilize those services anytime, anywhere with any device. For enterprise customers, we introduced hicloud Virtual Private Cloud, or VPC to facilitate the establishment of the dedicated cloud data center for centralized control of computing resource, storage services, network services and information security total solutions. We also introduced the hicloud boxe to provide data storage and file sharing services, which helps enterprise customers reduce storage costs while providing a platform to share resources in a protected environment. In 2013, we launched hicloud platform service, or hicloud PaaS, and hicloud S3 service, or hicloud S3:

•	hicloud PaaS is a cloud innovation platform that integrates six cloud-based components, including communications, information, marketing, digital contents, IoT, and information security, for developers to create various kind of cloud applications in a developing environment with three major programming languages: Java, .Net and PHP. In addition, hicloud PaaS innovation platform is connected to our hicloud Mall, and all cloud applications developed on the platform could be sold at our hicloud Mall; and

•	hicloud S3 is a cost-effective cloud-based storage service. Enterprises can lease cloud space to support their daily operation and therefore lower their storage cost. hicloud S3 also has HA, or High-Availability, operation system which provides stringent information security to reduce risks of losing information and leaking information.

We are continuing to expand the scope and variety of our integrated services to create more value for our customers. For example, we intend to develop an OTT platform and build relationships with content providers and service providers to offer attractive content and services over the platform.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we plan to continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium-sized enterprises and in January 2007 established our Enterprise Business Group. As of December 31, 2013, our Enterprise Business Group was staffed by 396 professionals and offered packaged and customized services, customer-oriented solutions and integrated information and communications services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123”. We offer 24-hour customer service, including the handling of service and billing inquiries with the assistance of an Interactive Voice Response, or IVR, system. To improve the quality of our customer services, we implemented a customer relationship management system, which encompasses, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

In addition, we own hundreds of physical service stores, and we will continue to renovate our traditional service stores to enhance user experience. Please refer to “—Competitive Strengths—We are an integrated full-service telecommunications provider in Taiwan” for a discussion of our distribution channels.

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

Capital expenditures. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. To catch up with the fast evolution of digital devices and network applications, we continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. In particular, we plan to accelerate LTE network construction to launch 4G services in July 2014, and construct high capacity Wi-Fi/Fiber-Wireless networks to offload mobile network traffic and upgrade network equipment to improve operational efficiency and reduce operating cost. For example, we have focused on redesigning optical distribution networks, consolidating aggregate networks, simplifying network layers, centralizing network planning and equipment procurement, designing Single Radio Access Networks, developing remote automatic operations, administration, maintenance and provisioning systems and following “precision construction” policy to enhance equipment utilization rate and improve management efficiency.

Personnel costs. We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered voluntary retirement programs once each year since 2005, which resulted in reductions of 6,426 employees in total as of December 31, 2013. We also hired more than 3,999 new employees after our privatization in August 2005. Since then, we continued to align our organizational structure by integrating various operating units and departments. We will also continue to reallocate our personnel from traditional fixed-line services to our growing businesses and to our marketing and enterprise customer services departments. On January 30, 2013, we set up a human resource company, Honghwa Human Resources Co., Ltd., in order to save on personnel expenses as well as to provide our customers with better installation services and services in our retail stores. We plan to gradually restructure the personnel of our customer services departments to use personnel provided by Honghwa Human Resources Co., Ltd.

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

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, and information and communication technology solutions partners to diversify our business operations and enhance our service offerings. In January 2013, we signed a memorandum of understanding with Wiwynn Corporation. We aim to cooperate with Wiwynn Corporation by combining its hardware solution with our cloud technology to jointly provide customers plug-and-play appliance and explore domestic and overseas computing business opportunities. We also aim to develop the city of industry technology intelligence. In December 2013, we formed the Taiwan Intelligent Aerotropolis Association, an association that focuses on the research, development and application of telecommunication and aerotropolis technology, together with other telecommunication enterprises and equipment suppliers. The formation of the association has strengthened our leading position in the industry and further supplemented our capability to develop smart city and aerotropolis products and services. On January 17, 2014, we entered into a memorandum of understanding with Delta Electronics, Inc., under which both parties agree to coordinate and to develop environmentally friendly solutions for energy saving in telecommunications industry. See “B. Business Overview—Mobile Communications Business—Mobile Services” for a discussion of our alliance on mobile services.

Acquisition and Investments. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. In addition, after our privatization, we have focused our investment strategy on the development of new businesses and the enhancement of our operation efficiency. Recently we have entered into the following notable transactions:

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

In May 2011, we, together with President Chain Store Corporation and EasyCard Corporation, established Dian Zuan Integrating Marketing Co., Ltd., or DZIM. As of December 31, 2013, we owned 13% of DZIM. DZIM engages mainly in information technology services and general advertising services.

In July 2011, we established Chunghwa Sochamp Technology Inc., which mainly engages in license plate recognition systems. As of December 31, 2013, we owned 51% of Chunghwa Sochamp Technology Inc.

In August 2011, we and United Daily News established a joint venture, Smartfun Digital Co., Ltd., which mainly engages in sales of educational software and providing digital parenting education. As of December 31, 2013, we owned 65% of Smartfun Digital Co., Ltd.

In September 2011, we invested in Huada Digital Corporation and owned 50% of this company as of December 31, 2013. Huada Digital Corporation mainly engages in providing software services.

In February 2012, we subscribed for shares of China Airlines Ltd. in an equity offering and became a 5.07% stockholder of China Airlines Ltd. We expect to leverage China Airlines Ltd.’s expertise and operational experience within the tourism and transportation industries to develop relevant ICT services, including intelligent tourism and transportation cloud services. We have developed a tourism cloud platform to provide travel information and products as well as physical and virtual channels to facilitate the operation of different parties in the tourism industry.

In November 2012, we established Hua-Xiong Information Technology (China) Co., Ltd., which mainly engages in providing intelligent systems and energy saving systems and services for buildings. As of December 31, 2013, we owned 51% of Hua-Xiong Information Technology (China) Co., Ltd.

In January 2013, we set up a human resource company, Honghwa Human Resources Co., Ltd., in order to save on personnel expenses as well as to provide our customers with better installation services and services in our retail stores.

In November 2013, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation, Far Eastone Telecommunications and us established the Alliance Digital Technology Co., Ltd., or ADT, which mainly engages in the development of mobile payments and information processing services. We owned a 19% equity interest in ADT and had one seat out of five seats on the board of directors of ADT as of December 31, 2013.

In February 2014, we, together with Benefit One Asia Ptd. Ltd., established Chunghwa Benefit One Co., Ltd., or Chunghwa Benefit One, and we owned a 50% equity interest in Chunghwa Benefit One. Chunghwa Benefit One mainly engages in providing an e-commerce platform for enterprises to provide employee benefits.

Please also see notes 3 and 16 to our consolidated financial statements included elsewhere in this annual report for our current strategic investments.

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

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and we intend to maintain our high dividend payout policy. Following our privatization, we have more flexibility to implement capital management initiatives, including possible repurchases of our outstanding common shares and increases in our leverage through debt financing We bought back 121,075,000 common shares between August 29, 2007 and October 25, 2007 and cancelled those shares on December 29, 2007 and February 21, 2008, respectively.

We continued our capital reduction plan from 2007 to 2010. We effected the last capital reduction plan in 2010 by reducing 20% capital stock in the amount of NT$19.4 billion. The cash payment of NT$19.4 billion was made on January 25, 2011 to our stockholders.

Under the Company Act of the ROC, companies are allowed to distribute special cash dividend from capital surplus. At our annual general stockholders’ meeting held on June 25, 2013, our stockholders approved the distribution of NT$5.6 billion from capital surplus, and such amount was subsequently paid in August 2013. See

“Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan-IFRSs on our dividends and employee bonuses.”

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business. The selected financial data for the years ended December 31, 2012 and 2013 have been prepared and presented in accordance with IFRSs as issued by the International Accounting Standards Board.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, multimedia on demand services, and other domestic services including ICT, corporate solution services, cloud computing services. We are the largest provider of local and domestic long distance telephone services in Taiwan. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$76.1 billion or 34.4% of our revenues in 2012 and NT$73.5 billion (US$2,465.5 million) or 32.2% of our revenues in 2013. In general, we expect that revenues from our domestic fixed communications business as a percentage of our total revenues will continue to decline primarily due to mobile and VoIP substitution.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year Ended December 31
	2012	2013
	NT$	NT$	US$
	(in billions)		(in millions)
Local telephone revenues:
Usage	20.1	17.9	599.0
Subscription	16.4	16.4	550.5
Interconnection	1.2	1.0	34.7
Pay telephone	0.4	0.3	11.0
Other	2.8	2.2	72.7

Total	40.9	37.8	1,267.9

We provide local telephone services to approximately 11.6 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 18.5% and 16.6% of our total revenues in 2012 and 2013, respectively. Approximately 73.9% of our local telephone customers as of December 31, 2013 were residential customers. We are currently the leader of the local telephone service market, with an average market share of approximately 95.0% and 94.6% in 2012 and 2013, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31
	2011	2012	2013
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,225	23,316	23,374
Fixed line customers:
Residential	8,948	8,728	8,555
Business	3,133	3,061	3,017
Total	12,081	11,790	11,572
Growth rate (compared to the same period in the prior year)	(1.8)%	(2.4)%	(1.8)%
Penetration rate (as a percentage of the population)	52.0%	50.6%	49.5%
Lines in service per household	1.11	1.07	1.03

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.

With the continued development of mobile technologies and the disconnection of additional lines for dial-up services, demand for local customer lines has been declining. The number of fixed-line customers decreased by 2.4% in 2012 compared to 2011 and 1.8% in 2013 compared to 2012. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to mobile and internet telephony services. In adherence to a ruling by the Supreme Administrative Court, starting from September 2011, we no longer require our broadband service subscribers to apply for our fixed-line services. We also allow our existing broadband subscribers to unsubscribe their fixed-line service. The foregoing factors also caused the decrease in our fixed-line customers.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year Ended December 31
	2011	2012	2013
	(in millions, except percentages)
Minutes from local calls(1)(2)	15,569	14,368	12,942
Growth rate (compared to the same period in the prior year)	13.9%	(7.7)%	(9.9)%

(1)	Includes minutes from local calls made on pay telephones. It also includes minutes from fixed line-to-mobile calls due to the change in policy starting from 2011.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls increased in 2011 due to the inclusion of minutes from fixed-line-to-mobile calls in this category starting from 2011 as a result of the NCC’s change in policy for collecting the tariffs of fixed-to-mobile phone calls by our fixed communications business. Minutes from local calls decreased in 2012 and 2013 due to the impact of mobile substitution and increased use of VoIP applications.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2012	2013
	NT$	NT$
Average local telephone usage fee (per minute)	1.41	1.39
Growth rate (compared to the same period in the prior year)	3.7%	(1.4)%

Average per minute usage charges increased 3.7% to NT$1.41 in 2012, and we attribute this increase to the fact that users with lower average tariffs switched to using VoIP telephony services to a greater extent than users with higher average tariffs. However, average per minute usage charges decreased 1.4% to NT$1.39 in 2013, mainly due to more users switching to use mobile phones and VoIP telephony services, which also led to the decreases in total revenue derived from local telephone. Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and enhance revenues. In particular, our value-added services are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the value-added services. These services include call waiting, caller identification, call forwarding, three-party calls, ring back tone and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$3.8 billion representing 1.7% of our total revenues in 2012 and NT$3.5 billion (US$0.1 billion) representing 1.5% of our total revenue in 2013. This decrease was mainly due to the increased use of mobile services and VoIP applications. Our average market share in the domestic long distance market was approximately 74.1%, 75.4% and 76.6% in 2011, 2012 and 2013, respectively.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year Ended December 31
	2011	2012	2013
	(in millions, except percentages)
Domestic long distance telephone service usage (minutes)	3,202	3,354	3,288
Growth rate (compared to the same period in the prior year)	(6.2)%	4.7%	(2.0)%

Along with the mandatory tariff reduction for domestic long distance telephone services, the minutes of use increased in 2012. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”. However, call minutes declined in 2013 compared to 2012. We expect the minutes of use for domestic long distance calls will continue to decline as a result of traffic migration to mobile services and increased use of VoIP applications.

The following table sets forth information with respect to the average domestic long distance telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2012	2013
Average domestic long distance telephone usage fee (per minute)	NT$0.90	NT$0.84
Growth rate (compared to the same period in the prior year)	(41.2)%	(6.6)%

According to the resolution released by the NCC on November 30, 2011, we reduced our peak hour domestic long distance rate from NT$0.032 per second to our current rate of NT$1.6 per three minutes, and off-peak hours rate from NT$0.023 per second to our current rate of NT$1.0 per three minutes, in January 2012. All domestic long distance calls, regardless of the distance between the calling parties, are subject to the same tariff. Our average domestic long distance usage charge per minute decreased 41.2% in 2012 due to the mandatory tariff reduction mentioned above. The slight difference in the average domestic long distance usage charge per minute in 2012 and 2013 was due to the higher tariff in early January 2012 before the tariff reduction mentioned above. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling, personal number, televoting, premium rate service and virtual private network, or VPN, services. We also focus on offering our customers an increasing number of value-added services with flexible tariff packages.

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

The following table sets forth our revenues from our broadband access services for the periods indicated.

	Year Ended December 31
	2012	2013
	NT$	NT$
	(in billions)
Broadband access revenues:
Broadband access (ADSL and FTTx)	19.1	19.1

We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services. We began to provide our ADSL service in August 1999 and had approximately 1.6 million customers as of December 31, 2013. As of December 31, 2013, approximately 68.8%, or 1.1 million, of our ADSL customers were also our HiNet subscribers. As a result of increased migration to our higher-bandwidth FTTx services, the number of our ADSL customers continued to decline in 2013.

The number of our FTTx customers increased significantly in 2011, 2012 and 2013 as prices became more affordable, coverage areas expanded and customer demand for higher bandwidth heightened. Many of new FTTx customers have migrated from using our ADSL internet services. We also provide FTTx access services to other internet service providers that do not have their own network infrastructure, and as a result, our FTTx customers also include some customers who only use us for the FTTx data access lines and choose another ISP to provide internet services. Of the approximately 3.0 million FTTx customers as of December 31, 2013, approximately 2.7 million were also our HiNet subscribers. We currently offer various promotional packages to encourage more migration of our ADSL subscribers to our FTTx service. As of December 31, 2013, 69% of HiNet subscribers accessed the internet through our FTTx service, and we expect this ratio to increase in the future as a result of these promotional measures.

Our market share of Taiwan’s broadband market was approximately 79.2%, 79.2% and 77.7% in 2011, 2012 and 2013, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	As of December 31
	2011	2012	2013
ADSL service customers (in thousands)	2,101	1,839	1,598
FTTx service customers (in thousands)	2,398	2,719	2,955
Average downlink speed (Mbps)	11.2	16.3	26.9

Our ADSL service offers downlink speeds that range from 1 Mbps to 8 Mbps and uplink speeds that range from 64 kilobits per second, or Kbps, to 640 Kbps. Our FTTx service offers downlink speeds of 12, 20, 50 and 100 Mbps matched with uplink speeds of 20, 40 and 100 Mbps, respectively. As of December 31, 2013, our average downlink speed was 26.9 Mbps.

We have experienced competition in the ADSL and FTTx service market from cable operators and other fixed-line operators. Our strategy is to continue the migration of ADSL subscribers to FTTx so as to increase the ARPU. In addition, in order to strengthen customer loyalty, we have provided free speed upgrades for broadband customers since August 2010. In April and October 2013, we further reduced our broadband tariff, especially for higher speed services, such as 60 Mbps and 100 Mbps, in order to speed up the migration to fiber solutions and facilitate the take-up of relevant applications. Although the lower broadband tariff had a temporary impact on our revenue, we believe the speed upgrade will have a positive effect on our promotion of broadband value-added services in the long run.

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

The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2012	2013
	NT$	NT$
ARPU for HiNet dial-up services per month(1)	15	11
ARPU for ADSL services per month(2)	437	424
ARPU for FTTx services per month(3)	895	859

(1)	ARPU for HiNet dial-up services per month is calculated by dividing the sum of local telephone usage revenues generated by HiNet dial-up subscribers and internet access revenues by the average of the number of our HiNet dial-up subscribers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(2)	ARPU for ADSL services per month is calculated as the sum of (a) ADSL access revenues for the relevant period divided by the average of the number of our ADSL access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ADSL ISP service revenues divided by the average of the number of HiNet ADSL ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.
(3)	ARPU for FTTx services per month is calculated as the sum of (a) FTTx access revenues for the relevant period divided by the average of the number of our FTTx access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTx ISP service revenues divided by the average of the number of HiNet FTTx ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.

The decline of our ADSL ARPU was due to the NCC’s mandatory tariff reduction. The decline of FTTx ARPU was due to (1) the NCC mandatory tariff reduction and (2) the promotional packages and discounts provided for existing customers. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

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

The following table shows the bandwidth of local and domestic long distance lines leased to third parties as of each of the dates indicated.

	As of December 31
	2011	2012	2013
	(in gigabits per second, or Gbps)
Total bandwidth	1,705.7	1,294.6	1,054.7

The total bandwidth of local and domestic long distance lines leased to third parties decreased from 2011 to 2013 primarily due to the general trend of migrating to broadband services and the increased competition from other service providers constructing their own lines.

Rental fees for local leased lines are generally based on transmission speed while domestic long distance leased line rental fees are generally based on transmission speed and distance. We continue to experience a decline in rental fees for all of our leased line products. We attribute the general decline in rental fees since 2000 to a general migration toward broadband services and increased competition from other service providers constructing their own lines mentioned above. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers for our leased line products. Our local and domestic long distance leased line services revenues were NT$5.5 billion and NT$5.1 billion (US$0.2 billion) in 2012 and 2013, respectively.

Wi-Fi Services

We launched our wireless local area network service in May 2002. As of December 31, 2012 and 2013, we had a total of approximately 1,280,315 and 1,816,090 residential and business customers that leased our access points, respectively. In addition, we had established 42,000 hot spots and 150 hot zones in public areas by the end of 2013, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload 3G data network traffic.

Multimedia on Demand Services

Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our customers can access TV programs, video-on-demand and other services. We had over 160 broadcasting channels and over 12,000 hours of on-demand programs and served approximately 1.24 million customers as of December 31, 2013. In addition, our video-on-demand service provides movies, dramas, animations, documentaries, e-learning and music programs for home entertainment. Also, as of December 31, 2013, we offered 88 high definition, or HD, channels and other HD video-on-demand programming, such as sports, movies and knowledge materials. In 2013, we offered TV Everywhere service for our MOD subscribers to enjoy seamless program viewing experience on multi-screens including smartphones, tablets and PCs. Additionally, we offered movie SVoD, or Subscription Video on Demand, targeting customers who are film fans. In addition, we also offered new family packages to attract more subscription and broadcasted free movies every week to increase the household TV usage rate and enhance user experience. MOD revenues accounted for NT$1.9 billion and NT$2.2 billion (US$74.4 million) in 2012 and 2013, respectively.

Other Domestic Services

Our other domestic services include information and communication technology services, corporate solution and bill handling services.

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile services, sales of mobile handsets and data cards and other mobile services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2012, we generated revenues of NT$72.5 billion, or 32.8% of our total revenues, from mobile services. In 2013, we generated revenues of NT$76.7 billion, or 33.6% of our total revenues, from mobile services. In 2012, we managed to increase our mobile revenue by promoting mobile internet services, which fully offset the decline of mobile voice revenue due to the NCC’s mandatory tariff reduction and market competition. In 2013, we continued to migrate customers (1) from 2G to 3G with additional data plans and (2) from 3G voice only to data plan adoption. As a result, our mobile VAS revenue grew 38.4% year over year in 2013.

	Year Ended December 31
	2012	2013
	NT$	NT$	US$
	(in billions)		(in millions)
Mobile services revenues:
Usage(1)	42.1	40.1	1,345.6
Interconnection	7.3	6.0	200.7
Mobile data	20.4	28.3	948.4
Other	2.7	2.3	76.6

Total mobile services	72.5	76.7	2,571.3

(1)	Includes monthly fees.

As the market for mobile services has continued to expand, we have experienced growth in our mobile customer base. We are the largest mobile operator in Taiwan in terms of revenues and number of customers. We had 10.7 million mobile customers, for a market share of approximately 35.9% of total mobile customers and approximately 35.3% of total mobile services revenues in Taiwan, as of December 31, 2013.

In October 2013, we obtained a 4G mobile services spectrum of 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band. In November 2013, we paid NT$39.1 billion to the government for our 4G mobile services spectrum. Our 4G mobile services license is valid until December 31, 2030. We are currently deploying our 4G network, and we plan to launch 4G services using LTE technology in July 2014.

In February 2002, the Ministry of Transportation and Communications granted 3G mobile services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G mobile services license is valid until December 31, 2018. In July 2005, we launched our 3G mobile services, using WCDMA technology. We have been allocated 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for 3G mobile services, and 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for GSM services and general packet-switched radio services, or GPRS. We offer the largest international roaming network among Taiwan mobile service providers. By the end of 2013, our 3G roaming contracts includes 213 networks in 89 countries, our 2G GSM roaming contracts include 425 networks in 198 countries, and our 2.5G GPRS roaming contracts include 350 networks in 144 countries.

As of December 31, 2013, we had upgraded all of our 3G cellular base stations with HSDPA capacity, and 2,400 GSM base stations with EDGE capacity in the larger metropolises of Taiwan. We will continue this process of implementing HSDPA and EDGE upgrades in the major areas of Taiwan.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the Year Ended December 31
	2011	2012	2013
Taiwan population (in thousands)(1)	23,225	23,316	23,374
Total mobile customers in Taiwan (in thousands)(2)	28,862	29,449	29,701
Penetration (as a percentage of the population)(2)	124.3%	126.2%	127.1%
Total mobile revenues in Taiwan (in billions)(3)	NT$217.0	NT$219.2	NT$216.8
Number of our mobile customers (in thousands)(2)(4)	10,072	10,269	10,656
Our market share by customers	34.9%	34.9%	35.9%
Our market share by revenues(5)	32.6%	33.0%	35.3%
Number of our prepaid customers (in thousands)(4)	1,052	1,124	1,325
Our prepaid customers as a percentage of our total customers	10.4%	10.9%	12.4%
Annualized churn rate(6)	11.52%	13.26%	13.87%
Minutes of usage (in millions of minutes)
Incoming	11,368	12,536	12,372
Outgoing	10,897	12,258	12,316
Average minutes of usage per user per month(2)(7)	188	203	197
ARPU per month(2)(8)	NT$598	NT$594	NT$611

(1)	Data from the Department of Population, Ministry of the Interior, Republic of China.
(2)	The number of mobile customers is based on the number of subscriber identification module, or SIM, cards. Since 2006, the total number of mobile customers in Taiwan included 2G, 3G and personal handy-phone system, or PHS, customers. The number of our mobile customers also includes our prepaid and VPN customers.
(3)	Data from the statistical monthly release by the NCC, in the Republic of China, which include mobile revenues 2G, 3G and PHS. The figures of 2011 and 2012 have not been adjusted by the NCC after the adoption of IFRSs.
(4)	Includes GSM, GPRS and 3G services.
(5)	Market share by revenues is calculated by dividing mobile service revenues by the total mobile revenues in Taiwan.
(6)	Measures the rate of customer disconnections from mobile service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to customers switching from one of our mobile services to another) during the relevant period by (b) the average number of customers during the period (calculated by averaging the number of customers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.

(7)	Average minutes of use per user per month is calculated by dividing the total minutes of use during the period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(8)	ARPU per month is calculated by dividing our aggregate mobile services revenues during the relevant period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The total mobile customers in Taiwan had reached approximately 29.7 million as of December 31, 2013. Mobile penetration was approximately 127.1% on the same date. The overall mobile services market experienced a slight decrease of 1.1% in revenues in 2013 mainly due to the downturn in overall 2G mobile market and the tariff cut for 3G services owing to the promotion of our 3G data services. As of December 31, 2013, we had 8.04 million and 2.62 million subscribers for 3G and 2G services, respectively.

We began offering prepaid card services in October 2000 and prepaid 3G card services in February 2008. As of December 31, 2013, we had approximately 1.33 million prepaid customers, representing approximately 12.4% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer incentives, such as mobile handset subsidies, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us ranging from 12 months to 30 months. We generally offer subsidies on mobile handsets equipped with more advanced data functions to promote the expansion of our 3G mobile services. Smart phones accounted for 87% of the total handsets we offered in 2013, and we expect the percentage to reach more than 90% in 2014. We expect our average subsidy per handset in 2014 to decrease as we focus more on promoting mid-tier and low-tier smart phones. At the same time, we expect to maintain our mobile internet market leadership.

Our tariffs for post-paid mobile customers primarily consist of usage fees and monthly fees. When our customers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. Our strategic alliance with Vodafone has been terminated by the end of April 2013 after our agreement expired, as Vodafone has already entered into another strategic alliance with one of our competitors. We have already signed agreements with other European providers, such as T-Mobile, Telefonica, Orange, TeliaSonera, for strategic cooperation for our roaming business, and we also continue cooperating with local operators in different countries. We also offer discounts on usage fees for calls made between our mobile customers to encourage subscription to our mobile service. Our 3G service provides a monthly flat rate service to our customers using our 3G service for internet purposes.

Our ARPU per month increased from NT$594 in 2012 to NT$611 in 2013, mainly due to our strong promotion on mobile internet services. We intend to continue migrating mobile voice only customers to adopt additional data plan.

In addition to our basic mobile services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated mobile value-added services under the brand name “emome”. Our “emome” services offer a broad range of value-added services, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. After the launch of our 3G mobile services, we began providing video phone, video-on-demand and other related 3G mobile value-added services as well. In 2009, we offered the “Hami” value-added service platform and provided e-book and Hami Apps services. Revenues from mobile data services represented 28.3% and 37.0% of our total mobile services revenues in 2012 and 2013, respectively. The increase of mobile data service revenue percentage was mainly attributed to the increase in mobile data plan subscriber number.

Paging Services

Due to substitution by mobile services and a decline in demand for our paging services in recent years, beginning in February 2007, we started downsizing our paging services by limiting access to certain telephone prefixes. We ceased providing paging services since September 2011 as approved by the NCC.

Sales of Mobile Handsets

We engage in the distribution and sales of mobile handsets for use on our mobile network to customers through our directly-owned stores, our subsidiary Senao, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution”.

In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan. Senao has been listed on the TWSE under the number “2450” since May 2001. Our equity ownership in Senao decreased from 31.33% as of January 15, 2007 to 28.18% as of March 31, 2014 due to the exercise of options by employees that were previously granted before 2007. We consolidated the results of operations of Senao because we control four out of seven seats on the board of directors through the support of large beneficial shareholders of Senao. Please refer to note 3 and note 15 of our consolidated financial statements included elsewhere in this annual report for description about the control relationship between the parent company and Senao. Our investment in Senao enhanced our mobile handset distribution and sales capabilities. Starting from January 2014, customers can subscribe for our broadband service, MOD service and other services at Senao retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and Senao about our business cooperation.

Other Mobile Services

Our mobile other services include information and communication technology services, corporate solution and bill handling services.

Internet Business

Our internet business includes HiNet, our internet service provider, internet value-added services, or VAS, data communication services, internet data center services, and other internet services. Our internet revenues represented 11.2% and 11.1% of our revenues in 2012 and 2013, respectively.

HiNet Internet Service

We are the largest ISP in Taiwan, with a market share of 68.8% as of December 31, 2013. As of December 31, 2013, HiNet had approximately 4.2 million subscribers. Our HiNet internet service generated revenues of NT$16.9 billion and NT$17.2 billion (US$0.6 billion) in 2012 and 2013, respectively. Although our ISP service subscribers increased from 2011 to 2013, the revenues decreased mainly due to the tariff reductions for the HiNet ISP service.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2011	2012	2013
	(in thousands, except percentages)
Total internet subscribers in Taiwan	6,092	6,101	6,158
HiNet subscribers:
HiNet dial-up subscribers	487	469	454
HiNet ADSL subscribers	1,559	1,321	1,099
HiNet FTTx subscribers	2,132	2,451	2,683
Other access technology subscribers	4	3	3

Total HiNet subscribers	4,182	4,244	4,239

Market share(1)	68.6%	69.6%	68.8%

(1)	Based on data provided by the NCC.

We have maintained our leading market position despite a highly competitive market with approximately 218 ISPs in Taiwan. We expect the competitive conditions currently prevailing in the internet service provider market to continue to intensify.

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

Internet data centers are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth internet networks. Data centers house, protect and maintain network server computers that store and deliver internet and other network content, such as web pages, applications and data. We currently have the largest floor area of internet data centers in Taiwan compared to our competitors in Taiwan. We offer co-location, web hosting and application service provider services.

Other Internet Services

Our other internet services include government services, corporate solution and ICT services.

International Fixed Communications Business

Our international fixed communications business includes international long distance telephone services, international leased line services, international data services, satellite services and other international services.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 5.2% and 4.9% of our revenues in 2012 and 2013, respectively. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure. Our international long distance telephone revenues decreased by 2.6% from NT$11.5 billion in 2012 to NT$11.2 billion (US$0.4 billion) in 2013 primarily due to the increased competition from VoIP-based international long distance service providers and free VoIP applications.

Since international fixed communication services have been open for competition since 2001, we expect competition in this line of business will continue to intensify. Our average market share of the international long distance market by minutes was approximately 54.9%, 51.0% and 55.1% in 2011, 2012 and 2013, respectively. Despite the decrease in our international long distance traffic volume, our market share increased from 2012 to 2013 because our international long distance traffic volume decreased less than our competitors. However, the overall market for international long distance services declined due to the intense competition from VoIP-based international long distance service providers and free VoIP applications. Our international long distance services consist primarily of international direct dial services and the wholesale of international long distance traffic.

We commenced the wholesale of international long distance minutes to licensed domestic international simple resale, or ISR operators, and other international carriers in 2001. The domestic ISR operators require fixed-line operators in Taiwan, such as us, to provide international long distance telephone services to their end-users. We provide time-division multiplexing, or TDM and VoIP connections with committed standard and premium route quality to connect to over 230 worldwide destinations for ISR operators and international carriers. We offer customized solutions with competitive prices and “24 hours a day, 7 days a week” service to satisfy their needs. In 2012 and 2013, we sold 1,064 million and 743 million minutes of wholesale international long distance traffic, which represented approximately 42.2% and 35.5% of our total outgoing international long distance traffic, respectively. Despite the decrease in international long distance traffic volume, revenues from the wholesale of international long distance minutes increased by 5.4% from NT$2.9 billion in 2012 to NT$3.1 billion (US$0.1 billion) in 2013 primarily due to our focus on expanding such services in higher-unit-price areas, such as Europe.

International calls to our top five destinations represented 62.4% of our outgoing international long distance call traffic in 2013. International calls from our top five destinations represented 47.7% of our incoming international long distance call traffic in 2013.

The following table shows the percentage of total outgoing international long distance minutes for our top five outgoing destinations in 2013.

Destination	Percentage of Total Outgoing Minutes (%)
Mainland China	27.2
Indonesia	16.1
Philippines	8.2
Vietnam	6.5
United States	4.4

Total of top five destinations	62.4

The following table shows the percentage of total incoming international long distance minutes for our top five incoming destinations in 2013.

Destination	Percentage of Total Incoming Minutes (%)
Mainland China	19.0
United States	8.1
Indonesia	7.3
Canada	6.7
Malaysia	6.6

Total of top five destinations	47.7

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	As of December 31
	2011	2012	2013
	(in thousands, except percentages and incoming/ outgoing ratio)
Incoming minutes	1,737	1,529	1,198
Growth rate (compared to the same period in the prior year)	(9.3)%	(11.9)%	(21.6)%
Outgoing minutes	2,560	2,523	2,095
Growth rate (compared to the same period in the prior year)	(5.7)%	(1.4)%	(17.0)%
Total minutes	4,297	4,052	3,293
Incoming/outgoing ratio	0.68	0.61	0.57

Total outgoing call volume decreased by 21.6% from 2012 to 2013 primarily due to intensified market competition from VoIP-based international long distance service providers and other international long distance service providers.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year Ended December 31
	2012	2013
Average international long distance usage charge (per minute)	NT$3.4	NT$3.8
Growth rate (compared to the same period in the prior year)	(5.6)%	11.8%

In 2012, since other operators offered competitive tariff to grab market share, we reduced our retail price to maintain competitiveness which resulted in the lower average charge per minute. Despite the decrease in average charge per minute, our growth rate increased from negative 5.6% in 2012 to 11.8% in 2013 due to our focus on expanding the wholesale of international long distance minutes in higher-unit-price areas, such as Europe.

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

The following table sets forth information with respect to our gross international settlement receipts and payments during the periods indicated.

	Year Ended December 31
	2012	2013
	NT$	NT$	US$
	(in billions)	(in billions)	(in millions)
Gross international settlement receipts	3.0	3.3	0.1
Gross international settlement payments	5.6	6.0	201.1

Our payments to international carriers on an aggregate basis have been greater than our receipts from these carriers primarily because our customers’ outgoing minutes exceeded incoming minutes. Both international settlement receipts and payments increased in 2013 because we promoted our international wholesale business.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 6.2% in 2013.

The following table shows the bandwidth of international lines leased to third parties as of each of the dates indicated.

	As of December 31
	2011	2012	2013
	(in gigabits per second, or Gbps)
Total bandwidth	243.9	531.7	564.8

Rental fees for international long distance leased line are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees since 2000 has been substantial, particularly for international leased lines, partly as a result of competition from new international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$1.2 billion and NT$1.4 billion (US$47.9 million) in 2012 and 2013, respectively.

International Data Services

Our international data services include international IP VPN services and Taiwan internet gateway services. Total revenues for international data services were NT$1.3 billion and NT$1.5 billion (US$48.0 million) for 2012 and 2013, respectively. Due to growth of the number of Taiwanese corporations with operations outside of Taiwan, we expect demand for IP VPN and Taiwan internet gateway services to continue to increase and our revenues from our international data services to continue to grow.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years starting from the official start of operations of the ST-2 satellite, and the total contract value is approximately NT$6.0 billion. This contract requires a prepayment of NT$3.1 billion, and the remaining amount will be paid annually when ST-2 satellite starts its official operation. The ST-2 telecommunications satellite launched on May 21, 2011 and began commercial operation in August 2011. Please refer to note 39 of our consolidated financial statements included elsewhere in this annual report for further details.

In addition, we have two satellite communication centers that enable us to provide TV broadcast, satellite value-added services and backup systems for use in major emergencies. We also provide satellite services to Southeast Asia.

Other International Services

Our other international services include corporate solution services.

Others

Our other business segment includes our non-telecom services, including property sales made by our subsidiary, Light Era Development Co., Ltd.

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2012	2013
	NT$	NT$	US$
	(in billions)		(in millions)
Interconnection fee revenues:
Fixed line	1.3	1.2	40.2
Mobile(1)	8.0	6.6	219.8

Interconnection costs:
Fixed line	5.7	4.6	155.3
Mobile	7.7	6.2	207.7

(1)	Includes SMS air time charges.

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers is NT$0.5219 per minute during peak times and NT$0.2718 per minute during off-peak times.

The NCC has mandated mobile interconnection rate reduction over a period of four years starting on January 5, 2013. The rate should be reduced from NT$2.15 per minute to NT$1.15 per minute in four years with a CAGR of -14.5%. Therefore, our mobile interconnection revenues and costs both decreased in 2013.

Before January 1, 2011, the rates of telecommunication fees for telephone calls between fixed-line customers and mobile customers were set by the mobile network operators. Mobile network operators collected such telecommunication fees from customers and paid the fixed-line network operators interconnection fees based on minutes of use, regardless of which party of the interconnection initiated the call. The above mechanism was changed by the NCC on August 4, 2010, and starting from January 1, 2011, the fixed-line network operators that initiate the call have the right to set the rates of telecommunication fees and to collect such fees from customers for fixed-line-to-mobile calls. Meanwhile, fixed-line network operators have to pay interconnection fees to mobile network operators in accordance with the interconnection rate set forth by the NCC mentioned in the preceding paragraph. To balance the competition between the market leader of fixed-line network operators, namely us, and other mobile network operators, in addition to the interconnection fees, we are also required by the NCC to pay transition fees to the mobile network operators for a period of six years starting from January 1, 2011. The transition fees will decrease gradually over the six-year period and we will not be required to pay such transition fees from January 1, 2017.

Fixed interconnection costs decreased in 2013 mainly due to (1) decreasing transition fees year over year, (2) reduction of mobile interconnection rate for fixed-line-to-mobile calls, and (3) decreasing traffic volume.

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

Emerging Services

Our ICT services includes integrated services such as our Intelligent Energy Network, or iEN, and our Intelligent Transportation System, or ITS, services. Our iEN service helps companies and corporations implement energy saving measures through computer analysis of data. Our ITS service provides navigation, real-time traffic information and infotainment through mobile devices for cars and drivers. In addition to developing ICT businesses, such as iEN, ITS, IS, Call Center, IDC, we also pursue and bid for government projects aiming to boost our revenues. We won several significant ICT projects in 2013, including but not limited to a monitoring and recording system project for the Taipei City Police Department, a network construction project for Taiwan Lottery Co., Ltd., a core system project for MingTai Insurance Co., Ltd. and a thin client (meaning a remote computer or computer program that heavily relies on its server for data access, computing and storage) and storage service project for Farglory Land Development co., Ltd.

Cloud Computing is also one of our key new business initiatives, as it is expected to be one of the main long-term growth platforms for telecom operators in the coming years. We have made advances in this segment throughout past two years which we believe will position us as an industry leader over the long run. We continue to cooperate with the government network communication entities and independent software vendors to promote innovative cloud services and applications. We have already begun to offer software as a service customer relationship management, or SaaS CRM, hicloud CaaS, and hicloud Apps mall to small and medium sized enterprises and public users. We have also made over 1,000 SaaS applications in hicloud Apps mall available for our cloud services customers, which exceeded 4,000 small and medium sized enterprises as of the December 31, 2013. Underpinning the rollout of our cloud computing services is our capability and experience in offering data center services to enterprise customers, including our ongoing initiative to build the largest cloud computing data center in Taiwan in anticipation of growing demand for this service. In 2013, we began the construction of our cloud data center in Panchiao, New Taipei City. The Panchiao cloud data center is expected to commence operations in 2015 and will offer high quality and high security cloud services to international and domestic enterprise customers. We believe the strength and reliability of our technology and services provide us with competitive advantages to continue expanding our cloud computing services in the future.

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

•	Services, Products and Bundled Offerings. We continually develop new value-added services and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty. For example, we entered into an agreement with Apple Inc. and are currently a reseller of the iPhone in Taiwan. The iPhone combined with our mPro service helps retain existing customers and generate revenues through the increased use of our value-added services. In addition, we exempt deposits that we collect from specific mobile subscribers in advance for bundling subsidized mobile handsets with service plans.

•	Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage. For example, we have provided “Let’s Talk”, “My Hotline”, “Triple Save” and “Big Save” promotion packages to attract mobile customers.

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

As of December 31, 2013, we also had 17 operations offices, 431 service centers, 271 exclusive service stores and 6 customer service call centers located throughout Taiwan that are responsible for operations, sales and customer service in their respective local areas.

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

Approximately 13,951 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2013.

Transmission Networks

As of December 31, 2013, our transmission networks consisted of approximately 1.47 million fiber kilometers of fiber optic cable for trunking and approximately 7.11 million fiber kilometers of fiber optic cable for local loop.

Synchronous digital hierarchy, or SDH, architecture is an advanced technology that allows for instantaneous rerouting and eliminates downtime in the event of a fiber cut. In addition, SDH offers better reliability and performance for optical fiber transmissions at a lower operating cost. In December 2002, we installed synchronous transport module 64 or STM 64, multiplexer and 32-wavelength dense wavelength division multiplexing, or DWDM, equipment on our long-haul backbone network. Our STM 64 multiplexer can multiplex several low speed signals into a 10 gigabits per second, or Gbps, high-speed signal. DWDM equipment uses a technology that puts data from different sources together on an optical fiber with each signal carried on its own separate wavelength. Both STM 64 multiplexer and DWDM equipment can increase our network capacity. Between 2007 and 2013, we deployed 40/80-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit and 10 gigabit packet over SDH and 10 gigabit Ethernet. We have already completed the deployment of 1,135 wavelength ROADM by the end of 2013. To meet the demand for broadband services, we have installed an optical cross-connect, or OXC, network and a next generation synchronous digital hierarchy, or NG SDH, network, which provides gigabit Ethernet over SDH service, between 2009 and 2013. We have already completed the deployment of 5,519 GbE OXC/NG SDH by the end of 2013.

Based on the transmission network described above, we have been providing connection circuit service of 10 gigabit packet over SDH and 10 gigabit Ethernet to the government’s Taiwan Advanced Research and Education Network since November 2006 and will continue the service until November 2014.

As part of our strategic focus on the internet and data markets, our local loop connections use ADSL technology. This enables us to deliver high-speed internet, multimedia and other data services to our customers. Substantially all of our installed telephone lines are capable of delivering ADSL services. As of December 31, 2013, we had approximately 2.97 million lines of ADSL. In addition, the Ethernet-based FTTx system is also introduced into our access network to provide broadband services, such as MOD, high speed internet access and VPN. As of December 31, 2013, we have constructed approximately 6.07 million FTTx ports. Our FTTx service can offer high-speed broadband internet access rates up to 1Gbps.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2013, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 17.8 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2013, our next generation network, or NGN core network consisted of 985,500 local telephone subscribers, comprising 448,000 Session Initiation Protocol-based, or SIP-based, and 537,500 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed NGN Managed IP backbone network at the end of 2013 with 12 sets of 1.6 Tbps switch routers for the inner core network and more than 34 sets of 1.6 Tbps switch routers for the outer core network. The bandwidth of the network is approximately 915 Gbps as of the end of 2013. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 102 telecommunications service providers in 44 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had time-division multiplexing, or TDM, international gateway switches and NGN international gateway switch. We had a trunk capacity of 150,040 channels in total as of December 31, 2013.

As of December 31, 2013, we had invested in 19 submarine cables, nine of which land in Taiwan. We had increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 1,208 Gbps in 2012 to 1,655 Gbps in 2013.

Mobile Services Network

Our mobile services network consists of:

•	cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ mobile handsets within the range of a cell;

•	BSC (base station controllers) for GSM or RNC (radio network controller) for 3G, which connect to, and control, the base station within each cell site;

•	cellular switching service centers, which control the base station controllers and the processing and routing of telephone calls;

•	GGSN (gateway GPRS support nodes), which connect our GPRS network to the internet;

•	SGSN (serving GPRS support nodes), which connect the GPRS network to the base station controllers; and

•	transmission lines, which link (i) with respect to the GSM or 3G network, the mobile switching service centers, base station controllers, base stations and the public switched telephone network, and (ii) with respect to the GPRS network, the base station controllers, the support nodes and the internet.

We provide mobile services based on the GSM network standards. We have the 900 MHz and 1800 MHz frequency bands paired with spectrums of 15 MHz and 11.25 MHz, respectively, for our GSM services. As of December 31, 2013, we had provided up to 99.9% population coverage. Since the launch of our 3G mobile services, we have gradually transitioned GSM subscribers to 3G and have started to consolidate our GSM network.

We have installed an intelligent network on our mobile services network infrastructure to enable us to provide prepaid services as well as a wide range of advanced call features and value-added services, such as VPN service.

We have 15 MHz paired spectrum plus 5 MHz unpaired spectrum in the 2 GHz frequency band for our 3G mobile services, which was launched in July 2005. We contracted with Nokia Siemens Networks to provide the core network, radio access network, service network, transmission network and maintenance network for our 3G network. To promote mobile internet use, we upgraded our network to 3.5G in September 2006, with downlink and uplink speeds of 7.2 Mbps and 2.0 Mbps, respectively. To meet the high growth in mobile data traffic, we have upgraded our existing High-Speed Packet Access (HSPA with capability of 14.4 Mbps and 5.76 Mbps each for Down-link and Up-link) Network to DC HSPA+ (with capability of 42 Mbps and 11.5 Mbps each for Down-link and Up-link).

In order to operate our packet-switched network more efficiently, we have consolidated GSM and 3G serving GPRS support nodes (SGSN) into a single core network. We have also introduced the Direct Tunnel technology to flatten the packet-switched network to enhance the user’s experience.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 33 points of presence approximately 5,626,000 broadband remote access server ports and a backbone bandwidth of approximately 3,109 Gbps as of December 31, 2013. We plan to increase HiNet’s points of presence and backbone bandwidth to approximately 3,917 Gbps by the end of 2014.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We completed the construction of our high-speed internet protocol backbone network at the end of 2013 with 16 sets of 7.04Tbps/4.48Tbps/1.6Tbps/1.28Tbps switch routers for the inner core network and more than 50 sets of 2.64Tbps/1.6Tbps/880Gbps/640Gbps switch routers for the outer core network. We believe this network will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 612.599 Gbps as of December 31, 2013. As we expect that internet traffic flows to and from the United States will continue to increase, we plan to expand our bandwidth to the United States. We also plan to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Thailand.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 50 nodes. As of December 31, 2013, we had 462 frame relay ports, 999 asynchronous transfer mode ports and approximately 83,107 multi-protocol label switching internet protocol VPN virtual ports.

Our data networks support a variety of transmission technologies, including frame relay, asynchronous transfer mode and ethernet technology. We have also built up our HiLink VPN that combines internet protocol and asynchronous transfer mode technologies. The advantage of HiLink VPN based on multi-protocol label switching technology is that it can carry different classes of services, such as video, voice and data together to provide services with various qualities of service, high performance transmission and fast forward solution in an enhanced security network. HiLink VPN can be accessed by xDSL/FTTx/NG-SDH and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network potentially is less costly and requires less management for business applications.

Competition

We face competition in virtually all aspects of our business.

Domestic Fixed Communications

•	Local and domestic long distance telephone services: Revenue from local and domestic long distance telephone service of telecommunication services providers has continuously decreased in the past few years primarily due to mobile and VoIP substitution. Competition from mobile data service providers increased significantly due to the popularity of smart mobile devices and mobile applications such as LINE and WeChat. In addition, we are required by the ROC regulations to provide number portability and unbundled local loop access, which has increased the level of competition. Although there are other providers of fixed communications, including Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., competition from these providers was not significant in the past few years.

•	Leased line services: Major competitors in this field are three fixed line operators including Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Co. Ltd. We believe that the leased line services providers primarily compete on the basis of price and the bandwidth speed of services.

•	Broadband internet access services: Major competitors in this field are five multiple-system operators, or MSOs, including Kbro Co., Ltd., China Network Systems Co., Ltd., Taiwan Fixed Network, Taiwan Broadband Communication Co., Ltd. and Taiwan Optical Platform Co., Ltd. With the increasing speed of mobile data service, we also face fierce competition from mobile data providers. We believe that the broadband internet access service providers primarily compete on the basis of price and the bandwidth speed of services.

•	MOD services: Major competitors in this field include five cable TV MSOs and 26 independent MSOs. We believe that the different service providers compete on the basis of the multimedia content offered along with the ability to offer converged services by offering comprehensive solutions including data communications, voice communications and multimedia content.

Mobile Communications

There are currently three major mobile operators in Taiwan, namely, Taiwan Mobile Co., Ltd., FarEasTone Telecommunications Co., Ltd. and us. Smart phones with 3G mobile data packages are becoming popular in recent years. To attract more data users, all three major operators offer free intra-network calling packages bundled with mobile data service. Also, there are two 3G mobile operators in Taiwan in addition to us, namely Asia Pacific Telecom Co., Ltd. and Vibo Telecom Inc., as well as one personal handyphone system operator, First International Telecom. Furthermore, the government issued a total of 16 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider. We are currently cooperating with Carrefour Telecom Co., Ltd. We may cooperate with other mobile virtual network operators in the future. As of the end of 2013, there were also six WiMAX service providers in Taiwan. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet, TWM Broadband. We compete in the internet services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and value-added services.

International Fixed Communications

Our major competitors are Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co. Ltd., which have provided fixed-line services since June 2001. These operators are primarily focused on international long distance services and corporate customer services, which typically generate higher revenue than residential customers. There have been four submarine cable services licenses granted since August 2001. These submarine cable operators have begun offering international leased line services to other fixed-line operators, internet service providers and international simple resale operators.

Our international long distance services compete with international long distance resale services and VoIP services such as those provided by Line and Skype.

Cybersecurity and Personal Information Protection

To prevent increasing cyber risks and threats, we have implemented the measures described below.

•	We have built an online service system that enables Certificate Authority’s Secure Socket Layer functions that performs as a secure tunnel to transmit encrypted customer’s information. In addition, we offered the Global Trust Secure Site Seal to protect from phishing attacks on payment web sites.

•	The high-availability systems in our data centers deploy firewall and Intrusion Prevention System, or IPS, to defend against hackers’ attacks, and the web application programs enforce vulnerability assessment and penetration test to ensure the security of our customers’ information.

•	We have enhanced the firewall policy and adopted minimum principle to limit the IPs and ports access control, in order to reduce intrusion risk from hackers.

•	We have used two-factor authentication mechanism and isolated endpoint device for operating critical information system.

•	The network equipment in our data centers could distinguish DDoS threats and reject or block the attacks. In the future, we could even block the DDoS traffic over the backbone network.

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

To comply with the PIPA, we implemented a series of measures to avoid the customer’s information leakage:

•	Our auditing department completes an annual audit plan and regularly audits information circulation in each department on customer information management and protection.

•	Enforce customer service center and call center to comply with BS10012 and pass the BS10012 certification.

•	Documents containing customer’s personal information are labeled highly confidential. All levels of managers shall monitor the usage of customers’ personal information by employees.

Properties, plants and equipment

Our properties, plants and equipment consist mainly of telecommunications equipment, land and buildings located throughout Taiwan. Although we have a significant amount of land and buildings throughout Taiwan, most of our properties are for operational use and only a small part of them are for investment purposes, which were classified as “investment properties” in our consolidated financial statements included in this annual report. Our property development subsidiary, Light Era Development Co., Ltd., acquired land located near the high speed rail station in Taoyuan in October 2012. This property, which was classified as “inventories” in our consolidated financial statements included in this annual report, will be used to develop intelligent homes, in which our fiber broadband and ICT services, such as energy saving technologies, will be deployed. We are now focusing more on rental income and will continue seeking development opportunities from the ROC central and local governments’ urban planning programs to increase the value of our land, buildings and equipment. We have received approximately NT$573 million (US$19.2 million) in rental income from properties in 2013.

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

We had not been involved in any legal proceedings that would materially affect our financial condition or results of operations in 2013.

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Enforceability of Judgments in Taiwan

We are a company limited by shares and incorporated under the Republic of China Company Act and the Statute of Chunghwa Telecom Co., Ltd. All of our directors, executive officers and some of the experts named in this annual report are residents of Taiwan and a substantial portion of our assets and the assets of those persons are located in Taiwan. As a result, it may not be possible for investors to effect service of process upon us or those persons outside of Taiwan, or to enforce against them judgments obtained in courts outside of Taiwan. We have been advised by our Republic of China counsel that in their opinion any final judgment obtained against us in any court other than the courts of the Republic of China in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the Republic of China without further review of the merits only if the court of the Republic of China in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the Republic of China;

•	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the Republic of China;

•	if the judgment was rendered by default by the court rendering the judgment, we, or the above mentioned persons, were duly served within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us with judicial assistance of the Republic of China; and

•	judgments at the courts of the Republic of China are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the Republic of China would be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) for the payment out of Taiwan of any amounts recovered in connection with the judgment denominated in a currency other than NT dollars if a conversion from NT dollars to a foreign currency is involved.

Regulation

Overview

We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized, the Legislative Yuan has not yet abolished the Statute of Chunghwa Telecom Co., Ltd.

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

On January 9, 2008, an announcement issued by the President amended the Organization Law, or New Amendment, amending the unconstitutional formation articles and reducing the total number of commissioners to seven with a term of four years, but three of the commissioners appointed after the New Amendment served a term of two years. The commissioners will be nominated by the premier of the Executive Yuan and approved and appointed by the Legislative Yuan.

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

Fixed Line Services. Under the Telecommunications Act, the Fixed Network Regulations govern the issuance of fixed-line service licenses and the business scope of fixed-line providers. Fixed-line service licenses are subdivided into the following categories:

•	integrated services, including local, domestic long distance and international long distance telephone services;

•	local telephone services;

•	domestic long distance telephone services;

•	international long distance telephone services; and

•	local, domestic long distance and international long distance leased line services. We conduct our fixed line services through a license for integrated services.

Licenses for local telephone and integrated services are valid for 25 years. Licenses for domestic long distance and international long distance telephone services are valid for 20 years. Licenses for leased line services are valid for 15 years. If the service provider wishes to continue operating, the service provider needs to apply for a license renewal to the NCC between nine months and six months before the expiration of their license. The minimum paid-in capital requirements for integrated services providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$21 billion, NT$8.4 billion and NT$6.4 billion, respectively. The minimum paid-in capital requirements for both domestic and international long distance telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$1.05 billion and NT$800 million, respectively. The minimum paid-in capital requirements for international undersea leased cable service providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008, between February 1, 2008 and June 30, 2013 and on or after July 1, 2013 are NT$420 million, NT$420 million, NT$320 million, and NT$300 million, respectively. The minimum paid-in capital requirement for local telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$6.3 billion and NT$4.8 billion, respectively, multiplied by the Local Network Operation Weights for the regions in which local network managerial rights have been granted to the service provider. The Local Network Operation Weights are calculated as the population of the region as a proportion of the entire population of Taiwan and are announced by the competent authority every three years. If an applicant for a license is also a Type I service provider, it will need to combine the minimum paid-in-capital requirements for all relevant services.

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

Mobile Broadband Services. The NCC promulgated the Regulations for Administration of Mobile Broadband Businesses on May 8, 2013. Under such regulation, the 4G service providers must obtain the concession license issued by the NCC before providing 4G services. The license is valid from the date of issuance until December 31, 2030. The operation area of 4G services covers throughout the ROC.

The minimum paid-in capital for operating the mobile broadband services is NT$6 billion. If an applicant also operates another business of Type I telecommunications enterprise, the minimal paid-in capital required for operating the mobile broadband services and the other Type I telecommunications services shall be determined by aggregating the paid-in capital of the entity required for operating the mobile broadband services and that of the entity required for operating the other Type I telecommunications services.

We have received the system installation permit on March 12, 2014 and are currently constructing our network system. The NCC will grant the concession license to us once it confirms that our network system and business operation satisfy the requirements under the Regulations for Administration of Mobile Broadband Businesses.

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

The satellite services license should be valid for a term of 10 years starting from the date when such license is granted. If the service provider wants to re-new its satellite services license before the expiry of the 10-year term, such service provider needs to file a renew application with the NCC within the period from 9 months to 6 months before the expiry date of the original satellite license. The valid term of the renewed satellite license will be 10 years. Minimum paid-in capital requirements for fixed satellite service providers and mobile satellite service providers are NT$100 million and NT$500 million, respectively.

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

Under the Administrative Regulation Governing Tariffs of Type I Telecommunications Enterprises, a dominant Type I service provider must submit its proposed adjustment in primary tariffs and promotional packages including primary tariffs to the NCC for approval at least 14 days prior to the date of the proposed tariff changes and announce such change on media, website and business locations on the day after the NCC grants the approval. The tariff change will come into effect seven days after the announcement.

Primary tariffs include:

•	for fixed line local telephone services: monthly fees, usage fees, monthly rental fees of leased lines, pay telephone usage fees and internet connection service;

•	for fixed line domestic long distance telephone services: monthly rental fees of leased lines;

•	for fixed line international long distance telephone services: leased line monthly rental fees;

•	for wireless services, including 3G mobile services: monthly rental fees and the prepaid communication charges;

•	the wholesale price enacted in accordance with this regulation; and

•	other fees or tariffs announced by the NCC.

In addition, a dominant Type I service provider is required to set wholesale prices for the provision of its telecommunication services to other telecommunication enterprises. Factors affecting the determination and adjustments of the wholesale price include the establishment, change, cancellation and connection fees. These telecommunication services and their suitable targets, all of which are subject to annual reviews by the NCC, include:

•	interface circuits (local and long distance) between internet access service providers and customers for Type I and Type II service providers;

•	interface circuits (local and long distance) between internet access service providers for Type I and Type II service providers that are internet access service providers;

•	interconnection circuits between Type I service providers and between Type I and Type II service providers of international simple resale, or ISR, and E.164 VoIP services;

•	DSL-family (xDSL) circuits for fixed line service providers and internet service providers;

•	other local and long distance data circuits for Type I and Type II service providers; and

•	broadband internet interconnection for Type I and Type II service providers that are internet access service providers.

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

In addition, changes in tariffs charged by dominant Type I service providers (notwithstanding the type of their respective services) may not, in any event, be greater than the annual growth rate of the consumer price index in Taiwan adjusted by a set constant, which will be periodically determined and announced by the NCC. For example, if:

•	the annual growth rate of the consumer price index in Taiwan minus the set constant is positive, the increased percentage of tariffs must not exceed such positive figure;

•	the annual growth rate of the consumer price index in Taiwan minus the set constant is negative, the decreased percentage of tariffs must be at least the absolute value of such negative figure, and the tariffs used in the given year must not be higher than the decreased tariff; and

•	the annual growth rate of the consumer price index in Taiwan minus the set constant equals to zero, no increase in tariffs is allowed to be made by any Type I service providers.

On January 29, 2010, the NCC announced that effective from April 1, 2010 to March 31, 2013:

•	the set constant to be applied to the tariff adjustment for the fixed line integrated services is 4.816% and covers the following:

•	dominant providers of fixed line services

•	tariffs of the following:

•	the monthly fee for ADSL leased line and the usage fee for domestic long distance telephone services (excluding public pay phones)

•	wholesale prices of the following:

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between internet service providers and their customers

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between an internet service provider and another internet service provider

•	the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and another Type 1 telecommunication service provider; the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and a Type 2 telecommunication service provider who provides simple resale and network telephone service of E.164 user numbers

•	the monthly fee for other local and domestic long distance leased lines

•	the interconnection fee for internet bandwidth interconnection

•	no set constant to be applied to the call charges for the domestic fixed communication services during the following periods:

•	the integrated services operators and the domestic telephone services operators can determine the tariff adjustment for the domestic telephone services during the specific period and seek NCC’s approval or recognition

•	the specific periods include 11:00 p.m. to 8:00 a.m. from Monday to Friday, 12:00 a.m. Saturday to 8.00 a.m. Monday, and the whole day of a national holidays

•	the set constant to be applied to the tariff adjustment for the mobile services and the 3G mobile services is 5% and covers the following:

•	2G mobile service and 3G mobile service operators

•	tariffs of the following:

•	domestic short messaging services

•	calls made from a 2G mobile services customer or from a 3G service network to a domestic fixed communication network

•	calls made from a 2G mobile services customer or from a 3G service network to a 2G mobile service network, a 3G mobile service network, a 1900MHz Digital Low-Tier Cordless Telephone Services, or PHS, or WiMAX services

•	the set constant to be applied to the cellular voice access charge will be announced separately after the amendment to the relevant regulations.

•	the set constant to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan.

On February 7, 2013, the NCC announced that effective from April 1, 2013 to March 31, 2017:

•	the set constant to be applied to the tariff adjustment for the fixed line integrated services is 5.1749% and covers the following:

•	dominant providers of local network services and long-distance network services in Type I service

•	tariffs of the following:

•	the monthly fee for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, and fiber-to-the-building, or FTTB)

•	wholesale prices of the following:

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between internet service providers and their customers

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between an internet service provider and another internet service provider

•	the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and another Type 1 telecommunication service provider; the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and a Type 2 telecommunication service provider who provides simple resale and network telephone service of E.164 user numbers

•	the monthly fee for other local and domestic long distance leased lines

•	the interconnection fee for internet bandwidth interconnection

•	the set constant to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan, no increase in tariffs is allowed.

In comparison, all non-dominant Type I service providers are only required to fully disclose and notify the public of their proposed tariff adjustments and promotional packages, through the media, websites, and at all business premises, in an appropriate manner, and to report to the NCC prior to the date of the proposed tariff change, with respect to all tariffs.

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

Interconnection Arrangements

The Telecommunications Act requires all Type I service providers to allow other Type I service providers access to their networks. It further requires Type I service providers, within three months upon request by the other Type I service provider, to reach an agreement on the relevant terms for the interconnection. Prices charged for interconnection must be based on cost. If the parties fail to reach an agreement within three months, the NCC may, either at the request of the parties or on its own accord, arbitrates and determines the interconnection terms for the parties. The Telecommunications Act authorizes the Directorate General of Telecommunications or, from March 1, 2006, the NCC to issue rules and regulations pertaining to interconnection.

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

The Administrative Rules for Network Interconnection Between Telecommunication Service Providers specifies the charges for network interconnection among Type I service providers as follow:

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

On October 30, 2013, NCC completed the bidding process for the spectrum to provide 4G mobile services and a total of 270MHz of FDD spectrum over 700MHz, 900MHz, and 1800MHz frequency bands have been assigned to six nominated bidders, including us.

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

Number Portability

According to the Telecommunications Act and the Administration Rules Governing Number Portability, Type I service providers shall provide number portability service which enables customers to retain their existing local and toll free fixed-line telephone numbers or mobile phone numbers when they switch from the original Type I service provider to other Type I service providers. Meanwhile, Type I service providers shall mutually grant each other number portability services on a reciprocal basis, and shall conform in accordance with the principle of impartiality and reasonableness, and shall not be discriminatory.

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

Co-location

We have been declared by the Ministry of Transportation and Communications as a dominant Type I service provider for fixed-line and mobile services. According to the Telecommunication Act, the Regulations Governing Fixed Network Telecommunications Businesses and the Administrative Rules for Network Interconnection between Telecommunication Service Providers, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. As of the end of 2013, we are currently co-locating 27 POI sites and 2 cable stations with other Type I fixed-line service providers and 11 POI sites with other Type I mobile service providers.

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

If any merger between or among multiple enterprises falls within any of the following circumstances, a prior approval granted by the FTC shall be required:

•	as a result of the merger, the enterprise will own at least one-third of the total market share;

•	there is any enterprise involved with the merger has one-fourth of the market share; or

•	the sales amount for the preceding fiscal year of one of the enterprises involved with the merger exceeds the threshold amount publicly announced by the FTC from time to time.

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

The FTC may order any enterprise that violates any of the provisions of the FTA to cease therefrom, rectify its conduct or take necessary corrective action within the time prescribed in the order; in addition, the FTC may assess upon such enterprise an administrative fine of not less than NT$50,000 nor more than NT$25,000,000. Should such enterprise fail to cease therefrom, rectify the conduct or take any necessary corrective action after the lapse of the prescribed period, the FTC may continue to order such enterprise to cease therefrom, rectify the conduct or take any necessary corrective action within the time prescribed in the order, and each time may successively assess thereupon an administrative fine of not less than NT$100,000 nor more than NT$50,000,000 until its ceasing therefrom, rectifying its conduct or taking the necessary corrective action.

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

Employee Subscription Rights for New Issues of Our Common Shares

In accordance with the Statute of Chunghwa Telecom Co., Ltd., our employees have rights to subscribe for not more than 10% of a new issuance of our common shares in accordance with subscription rules which were to be announced by the Ministry of Transportation and Communications. However, no such rules were ever announced. In addition, under the Republic of China Company Act, unless exempted by the relevant government authorities, a Republic of China company must give its employees pre-emptive rights to subscribe between 10-15% of any new issue of shares by us. The pre-emptive subscription rights do not apply to issuance of restricted shares by a public company to its employees.

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2014.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2013 have been translated into U.S. dollar amounts using US$1.00=NT$29.83, set forth in the statistical release of the Federal Reserve Board on December 31, 2013. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

A number of recent and expected future developments have had, and in the future may have, a material impact on our financial condition and results of operations. These developments include:

•	changes in our revenue composition and sources of revenue growth;

•	tariff adjustments;

•	capital expenditures as a result of technological improvements and changes in our business;

•	personnel expenses;

•	taxation; and

•	effect of adopting Taiwan-IFRSs on our dividends and employee bonuses.

Each of these developments is discussed below.

Changes in our revenue composition and sources of revenue growth

Our domestic fixed communications business revenues are derived primarily from the provision of local, domestic long distance, broadband access, leased line service, MOD, and other domestic services including information and communication technologies, cloud services, corporate solution services, billing handling services and the leasing of real estate properties. In addition, we also derive fixed-line revenues from providing interconnection services to other carriers. Our revenues from mobile communications business are principally derived from the provision of mobile services, sales of mobile handsets and data cards and mobile other services. Our revenues from internet business are generated principally from HiNet internet service, internet VAS, data communication services, internet data center, and other internet services including information and communication technologies and cloud services. Our revenues from international fixed communications business are derived primarily from international long distance, international leased line, international data services, satellite services, and other international services. Our other revenues are principally derived from non-telecom services.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2012	2013
Revenues:
Domestic fixed communications business	34.4%	32.2%
Mobile communications business	45.5	48.5
Internet business	11.2	11.2
International fixed communications business	6.9	6.9
Others	2.0	1.2

Total	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last two years. We derive domestic fixed communications from the provision of ADSL and FTTx access services that provides customers with data access lines. The percentage of total revenues derived from domestic fixed communication decreased in 2013 mainly due to tariff reductions for ADSL and FTTx services and the decline of domestic long distance and local call service revenue because of mobile and VoIP substitution. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business made a major contribution to our revenues over the last two years. We have experienced a significant increase in revenues generated by our mobile value-added services due to the popularity of smart phone and increase in mobile internet subscribers. In addition, the increased popularity of smart phones also boosted our handset sales. As a result, we believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business was another important source of revenues over the last two years. We derived internet business revenues from the provision of HiNet internet service and internet value-added services. The percentage of revenues from internet services within total revenues remained flat in 2013, while internet services revenue declined due to the tariff reduction in internet services along with the ADSL and FTTx tariff reduction.

We derived our international fixed communications revenues mainly from international long distance telephone services, international leased line services and international data services. The revenues from our international fixed communications business as a percentage of our total revenues remained flat from 2012 to 2013, while international long distance telephone services revenue continued to decline due to VoIP substitution.

Our other revenues decreased from 2012 to 2013 primarily due to lower property sales by our subsidiary, Light Era Development Co., Ltd.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

The NCC passed a resolution on December 21, 2006 adopting a price reduction plan requiring the continuous reduction in telecommunication tariffs over three years. Minimum reductions of 4.88% for fixed-line to mobile call tariffs, 4.88% for the tariffs of our highest monthly rate plan, 4.88% for mobile prepaid calling card tariffs and 5.35% for ADSL tariffs must be made each year. On January 29, 2010, the NCC announced a new tariff reduction plan starting on April 1, 2010 to March 31, 2013. The percentage of decrease set by NCC was ΔCPI—4.816% for IP Peering fees, domestic leased-line fees, ADSL access fees and long distance tariffs, and ΔCPI—5.00% for fees for mobile calls to local fixed-lines and other networks and domestic mobile SMS, where ΔCPI is the year-over-year change of the consumer price index of previous year released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan. On February 7, 2013, the NCC announced a new plan for tariff reductions in wholesale tariffs for IP peering and domestic leased line services, and in monthly fees for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, and fiber-to-the-building, or FTTB) over a period of four years starting on April 1, 2013, which are subject to a reduction by ΔCPI—5.1749%. The ΔCPI for 2012 that was used for the tariff reduction starting from April 1, 2013 was 1.93%; and the ΔCPI for 2013 that was used for the tariff reduction starting from April 1, 2014 was 0.79%. While mobile tariffs will not be regulated in this round, according to the revised Administrative Rules for Network Interconnection, the mobile interconnection fees should be reduced from the current NT$2.15 per minute to NT$1.15 per minute, over the period of four years starting from January 5, 2013.

On January 1, 2011, we implemented the NCC’s change in policy for collecting the tariffs of fixed-line-to-mobile calls from mobile service providers to fixed communications service providers. As a result, our fixed communications business now has the right to set and collect the tariffs for fixed-line-to-mobile phone calls.

On June 22, 2011, we implemented a discounted tariff along with broadband speed upgrade for our broadband service, under which we provided a 30% or more discount to subscribers of 20 Mbps, 50 Mbps or 100 Mbps broadband access services. We further reduced our ADSL tariffs by approximately 20% starting from 2012 in order to attract more broadband customers. In April 2013, we implemented another discounted tariff for our ADSL and fiber broadband service. In October 2013, we implemented another discounted tariff along with broadband speed upgrade for our broadband service of 60 Mbps and 100 Mbps.

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

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. In particular, we have enhanced our telecommunications services through:

•	the implementation of a network modernization program, including a gradual transfer from our public switched telephone network to a system based on internet protocol, to remain at the forefront of new technologies;

•	the development and deployment of Green IDC for meeting the new demands of cloud computing services;

•	the deployment of a high-capacity long-haul reconfigurable optical add drop multiplexing system and a nationwide internet protocol backbone network with hundreds of Gbps switching routers for internet and managed IP services;

•	the expansion and upgrade of our mobile services network as well as WiFi/Femtocell to improve indoor mobile network coverage and transmission speed for mobile internet; and

•	accelerating LTE network construction to launch 4G services in July 2014.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements. We are upgrading our public switched telephone network to a next-generation network, which will have more capacity, greater upgrade flexibility, and increased operational efficiencies. We have also devoted resources toward the effective upgrade of our 3G mobile network to HSPA+/Dual carrier HSPA+, accelerating the construction of 4G network, and the continuing build-out of our FTTx infrastructure. In addition, we are planning to deploy green internet Data Centers and service delivery network for the innovative services, such as cloud computing, fixed mobile convergence services and multi-screen digital convergence services.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2012 and 2013, personnel expenses represented 25.9% and 25.0% of our total operating costs and expenses, respectively, and pension costs represented 1.8% of our total operating costs and expenses for each year. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2012		2013
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	24.3	14.2%	24.9	13.9%
Insurance	2.3	1.3	2.4	1.3
Pension	3.1	1.8	3.3	1.8
Other(1)	14.7	8.6	14.5	8.0

Total personnel expenses	44.4	25.9%	45.1	25.0%

Total operating costs and expenses	171.4	100.0%	180.4	100.0%

(1)	Includes employee bonuses.

According to ROC laws and regulations, we offset the decrease of retained earnings arising from the impact of first adoption of Taiwan-IFRSs with earnings generated in 2013 before we made any appropriation of earning. As a result, retained earnings in 2013 for earnings appropriation purposes decreased, which affected dividends to our shareholders and bonuses to our employees. In order to compensate for the decreased employee bonuses, at our board of directors meeting held in March 2014, our directors approved to appropriate a one-time bonus to our employees. See “—Effect of adopting Taiwan-IFRSs on our dividends and employee bonuses” below.

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

In 1997, the Income Tax Law of the Republic of China was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, all retained earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year are assessed with a 10% retained earnings tax. See “Item 10. Additional Information—E. Taxation—Republic of China Taxation—Dividends”. Under IFRSs, the 10% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. According to ROC laws and regulations, we offset the decrease of retained earnings arising from the impact of first adoption of Taiwan-IFRSs with earnings generated in 2013 before we made any appropriation of earnings, therefore, the accrued 10% retained earnings tax was lower than that in 2012. As a result, our effective tax rate decreased from 14.7% in 2012 to 13.2% in 2013.

Effect of adopting Taiwan-IFRSs on our dividends and employee bonuses

Beginning on January 1, 2013, we have adopted Taiwan-IFRSs for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. At the same time, we have adopted IFRSs, which has certain significant differences from Taiwan-IFRSs, for reporting our annual and interim consolidated financial statements with the SEC, including this annual report and future annual reports on Form 20-F. See “Item 3. Key Information—A. Selected Financial Data”.

Our dividends for 2013 and thereafter will be calculated based on Taiwan-IFRSs. According to local regulations, our retained earnings before earnings distributions for the year ended December 31, 2013 needs to first offset the decrease of retained earnings on the date of transition to Taiwan-IFRSs (January 1, 2012), which led to a decrease in earnings available for our dividends and employee bonuses compared to prior years. As a result of these decreases in our dividends and employee bonuses, in March 2014, our board of directors approved an additional distribution to our shareholders from additional paid-in capital in the amount of NT$16.6 billion and a one-time additional bonus to our employees in the amount of NT$0.7 billion. We expect the NT$16.6 billion additional distributions to our shareholders to be approved at our annual general stockholders’ meeting scheduled on June 24, 2014.

Our financial statements prepared under Taiwan IFRSs have not been included in this annual report and do not form a part of this annual report.

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

Revenue Recognition

Revenues from the sale of goods are recognized when the goods are delivered and titles of the goods are transferred, and the following conditions are satisfied at the:

•	The significant risks and rewards of ownership of the goods are transferred to the buyer;

•	We no longer retain managerial involvement to the degree that usually associated with ownership or effective control over the goods sold;

•	The amount of the revenues can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to us; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including domestic and international), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where we enter into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from products and air time in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products or services. Relative fair values are based on the selling prices of 3G data cards and handsets on a standalone basis and the monthly fees provided in the subscription contracts.

Services revenue is recognized when service is provided.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to us and the amount of income can be measured reliably.

Impairment of Accounts Receivable

When there is objective evidence showing indications of impairment as a result of one or more events that occurred after the initial recognition of the accounts receivable, we will consider the estimation of future cash flows. The amount of impairment will be measured on the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, the impact from the discount of short-term receivables is not material; therefore, the impairment of short-term receivables is based on the undiscounted estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

We implemented some measures which have improved the collectability of our accounts receivable. These procedures, which include enhanced credit assessments, strengthened overall risk management and improvements in bill collection practices, have reduced our exposure to uncollected receivables.

We maintain an allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past customer default experience and their credit status, and economic and industrial factors. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly.

Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made at the end of reporting period. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period. Inventory write-downs are determined on an item by item basis, except for those similar items which could be categorized into the same groups. We use the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

Estimated Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the period of time over which depreciation and amortization expense should be recorded. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. Further, we review the estimated useful lives of long-lived assets at the balance sheet date. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment quarterly, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations.

Investments in Unconsolidated Companies

An associate is an entity over which we have significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as joint venture.

The operating results and identifiable net assets of associates and joint venture are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate and joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize our share of the profit or loss, any impairment losses, and other comprehensive income of the associate and joint venture.

Any excess of the cost of acquisition over our share of the fair value of the identifiable net assets, liabilities and contingent liabilities of an associate and joint venture recognized at the date of acquisition is recognized as goodwill, which is included in the carrying amount of the investment and shall not be amortized.

We assess the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The entire carrying amount of the investment, including goodwill, is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. We measure the impairment based on the projected future cash flow of the investees, the underlying assumptions for which had been formulated by such investees’ internal management team, taking into account sales growth and capacity utilization. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Our other equity investments are classified as available-for-sale financial assets, or AFS, including: a) listed stocks and emerging market stocks that are traded in an active market that are stated at fair value at the end of each reporting period; b) equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

The process of assessing whether a particular investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the recoverable amounts in consideration of the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of non-foreign private issuers, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the carrying value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2012 and 2013, we recognized impairment losses of NT$203 million and NT$66 million (US$2.2 million) for the investments classified as AFS financial assets.

Impairment of long-lived assets, intangible assets

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

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment at least annually, or if an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

In 2012 and 2013, we determined that partial telecommunication equipment and miscellaneous equipment were impaired and recognized an impairment loss of NT$301 million and NT$254 million, respectively. In 2012, we determined that parts of our investment properties were impaired and recognized an impairment loss of NT$1,261 million. In 2013, based on the evaluation of fair value, some impaired investment properties increased in value and therefore we reversed the impairment losses of NT$246 million. In 2012, we also recognized impairment losses of NT$5 million for definite-lived intangible assets.

Goodwill amounting to NT$18 million arising from the business combination of a subsidiary, CHI, was fully impaired for the year ended December 31, 2013 because CHI underwent organizational and operational downsizing, and the goodwill was considered no longer exist.

Pension Benefits

Payments to defined contribution retirement benefit plans are recognized as expenses when employees rendered services entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method with actuarial calculations being carried out at the year end. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the balance sheet with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss and past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

•	net interest expense or income; and

•	remeasurement.

The retirement benefit obligation recognized in the consolidated balance sheet represents the actual deficit or surplus in our defined retirement benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Accounting for Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The current tax is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. Income tax (10%) on undistributed earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, loss carryforwards, unused tax credits from purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures can be utilized. Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the balance sheet date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

Our Financial Reporting Obligations

Our ongoing financial reporting in our Form 20-F annual reports and interim financial reporting furnished to the SEC on Form 6-K had been based on U.S. GAAP through fiscal year 2007. Beginning with our first quarter interim financial report furnished on Form 6-K and our Form 20-F annual report for fiscal year 2008, we prepared our financial statements under ROC GAAP, with reconciliations of net income and balance sheet differences of our consolidated financial statements to U.S. GAAP. Beginning in 2013, we adopted Taiwan IFRSs for our reporting obligations in the ROC, including our annual consolidated financial statements and our interim quarterly unaudited consolidated financial statements beginning in the first quarter of 2013. While we have adopted Taiwan IFRSs for ROC reporting obligations, we prepared financial statements under IFRSs for certain filings with the SEC, including our annual reports on Form 20-F for the year ended December 31, 2013 and thereafter. Following our adoption of IFRSs for the SEC filing purposes, we are no longer required to provide any reconciliation of our consolidated financial statements with U.S. GAAP.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2012	2013
	NTS	NTS	US$
	(in billions)
Revenues:
Domestic Fixed Communications	76.1	73.5	2.5
Mobile communications	100.8	110.6	3.7
Internet	24.8	25.4	0.9
International fixed communications	15.3	15.8	0.5
Others	4.4	2.7	—

Total revenues	221.4	228.0	7.6

Operating costs	141.5	147.3	4.9

Operating expenses:
Marketing	22.2	25.2	0.8
General and administrative	4.0	4.2	0.2
Research and development	3.7	3.7	0.1

Total operating expenses	29.9	33.1	1.1

Other income and expenses	(1.6)	0.1	—

Income from operations	48.4	47.7	1.6
Other income, net	1.6	1.4	—

Income before income tax	50.0	49.1	1.6
Income tax expense	7.4	6.5	0.2

Consolidated net income	42.6	42.6	1.4

Attributable to:
Stockholders of the parent	41.5	41.5	1.4
Non-controlling interests	1.1	1.1	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2012	2013
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	34.4%	32.2%
Mobile communications	45.5	48.5
Internet	11.2	11.1
International fixed communications	6.9	7.0
Others	2.0	1.2

Total revenues	100.0%	100.0%

Operating costs	63.9%	64.6%

Operating expenses:
Marketing	10.0	11.1
General and administrative	1.8	1.8
Research and development	1.7	1.6

Total operating expenses	13.5	14.5

Other income and expenses	(0.7)	—

Income from operations	21.9	20.9
Other income, net	0.7	0.6

Income before income tax	22.6	21.5
Income tax expense	3.4	2.8

Consolidated net income	19.2%	18.7%

Attributable to:
Stockholders of the parent	18.7	18.2
Minority interests	0.5	0.5

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before tax.

The year ended December 31, 2013 compared with the year ended December 31, 2012

Revenues

Our revenues increased by 3.0% from NT$221.4 billion in 2012 to NT$228.0 billion (US$7.6 billion) in 2013. This increase was primarily due to the increase in revenues generated from mobile communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 34.4% and 32.2% of our revenues in 2012 and 2013, respectively. Our domestic fixed-line revenues decreased by 3.5% from NT$76.1 billion in 2012 to NT$73.5 billion (US$2.5 billion) in 2013 primarily due to the general migration to the use of mobile and internet services.

Local telephone services. Our local telephone revenues decreased from NT$40.9 billion in 2012 to NT$37.8 billion (US$1.3 billion) in 2013 with a 7.5% decline in traffic volume from 14.4 billion minutes in 2012 to 12.9 billion minutes in 2013. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to mobile and internet telephone services. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 8.0% from NT$3.8 billion in 2012 to NT$3.5 billion (US$0.1 billion) in 2013 with a 2.0% decline in traffic volume from 3.4 billion minutes in 2012 to 3.3 billion minutes in 2013, and the application of a higher tariff in January 2012 before the tariff reduction. See “Item 4. Information on the Company—B. Business Overview” for the discussion of the change in the domestic long distance tariff. The decline in traffic volume was mainly due to the traffic migration to mobile services and the increased use of VoIP applications.

Broadband access. The number of our ADSL customers decreased from 1.8 million in 2012 to 1.6 million in 2013 due to the customers’ migration to our FTTx services. The number of our FTTx customers increased from approximately 2.7 million in 2012 to approximately 3.0 million in 2013. Despite our effort to migrate our customers to higher ARPU FTTx services, revenues generated from broadband access remained the same of approximately NT$19.1 billion (US$0.6 billion) in both 2012 and 2013 mainly due to the 4.4% mandatory tariff reduction starting from April 1, 2013 as required by the NCC.

Domestic leased line. Our tariffs for overall leased line services have continued to decreased due to the competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high speed broadband services. Revenues generated from domestic leased line decreased from NT$5.5 billion in 2012 to NT$5.1 billion (US$0.2 billion) in 2013.

MOD. Revenues generated from our MOD services increased by 15.0% from NT$1.9 billion in 2012 to NT$2.2 billion (US$0.1 billion) in 2013. This increase was due to the increase in the number of MOD subscribers and the increase in the ARPU.

Others. Other revenues increased by 17.1% from NT$4.9 billion in 2012 to NT$5.8 billion (US$0.2 billion) in 2013. This increase was mainly due to the increased corporate customers of our ICT solution services and the increased sales of high definition TV.

Mobile communications

Revenues from our mobile communications business segment accounted for 45.5% and 48.5% of our revenues in 2012 and 2013, respectively. Revenues from our mobile communications business segment increased by 9.7% from NT$100.8 billion in 2012 to NT$110.6 billion (US$3.7 billion) in 2013. This increase was principally due to the growth of mobile VAS revenues and mobile handsets sales revenues and was partially offset by the decline of mobile voice telecommunication revenues over years. The decrease of mobile voice telecommunication traffic was mainly due to the migration to free VoIP applications.

Mobile services. Revenues from our mobile services accounted for 32.8% and 33.6% of our revenues in 2012 and 2013, respectively. Revenues from our mobile services increased by 5.7% from NT$72.5 billion in 2012 to NT$76.7 billion (US$2.6 billion) in 2013 due to the increase in mobile VAS revenues from NT$20.5 billion in 2012 to NT$28.4 billion (US$1.0 billion) in 2013, which was partially offset by the decline of mobile voice telecommunication revenues.

Sales of mobile handsets and data cards. Revenues from our sales of mobile handsets and data cards accounted for 12.5% and 14.5% of our revenues in 2012 and 2013, respectively. Revenues from our sales of mobile handsets and data cards increased by 19.7% from NT$27.6 billion in 2012 to NT$33.1 billion (US$1.1 billion) in 2013. This increase was principally due to the increased sales of smart phones.

Internet

Internet revenues accounted for 11.2% and 11.1% of our revenues in 2012 and 2013, respectively. Revenues from our internet services increased by 2.7% from NT$24.8 billion in 2012 to NT$25.4 billion (US$0.9 billion)

in 2013 due to (1) a 9.5% increase in the number of subscribers to HiNet FTTx which has higher ARPU and (2) a 4.4% increase in internet VAS revenues. As of December 31, 2013, approximately 83.1% of our broadband customers were also HiNet subscribers, using HiNet as their ISP.

International fixed communications

International fixed communications revenues accounted for 6.9% and 7.0% of our revenues in 2012 and 2013, respectively. Our international fixed communications revenues increased by 2.8% from NT$15.3 billion in 2012 to NT$15.8 billion (US$0.5 billion) in 2013. This increase was mainly due to the increase in revenues from our international leased line services and international data services.

International long distance telephone services. Our international long distance telephone revenues decreased by 2.6% from NT$11.5 billion in 2012 to NT$11.2 billion (US$0.4 billion) in 2013 due to the migration to VoIP-based international long distance service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 12.1% from NT$2.5 billion in 2012 to NT$2.9 billion (US$0.1 billion) in 2013. The increase was mainly due to our expansion to the overseas market, such as Japan, Hong Kong, Singapore, Thailand and Indonesia, and the increased demand for our international leased line, VPN and various managed ICT services from multinational corporations.

Others

Other revenues accounted for 2.0% and 1.2% of our revenues in 2012 and 2013, respectively. Our other revenues decreased by 38.9% from NT$4.4 billion in 2012 to NT$2.7 billion (US$0.1 billion) in 2013. The decrease was mainly due to lower total property sales value by our subsidiary, Light Era Development Co., Ltd., in 2013 compared with 2012.

Operating Costs

Operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 4.1% from NT$141.5 billion in 2012 to NT$147.3 billion (US$4.9 billion) in 2013. This increase was primarily due to an increase of NT$7.4 billion (US$0.2 billion) in cost of goods sold, which was due to the increased sales of smart phones. The increase in our operating costs was partially offset by a decrease of NT$2.0 billion (US$0.01 billion) in interconnection and service expenses.

Operating Expenses

Our operating expenses increased by 10.5% from NT$29.9 billion in 2012 to NT$33.1 billion (US$1.1 billion) in 2013. This increase was primarily due to an increase in marketing expenses.

Marketing

Our marketing expenses, which includes personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, increased by 13.3% from NT$22.2 billion in 2012 to NT$25.2 billion (US$0.8 billion) in 2013. This increase was primarily due to the NT$1.5 billion reversal of bad debts allowance in 2012, the NT$0.3 billion (US$0.01 billion) provision of bad debts allowance in 2013 and an increase of NT$1.1 billion (US$0.04 billion) in expenses relating to personnel and marketing-related activities due to business expansion of our subsidiary, Senao. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment of Accounts Receivable” for a discussion of our policy for bad debts allowance.

General and administrative

Our general and administrative expenses increased by 4.2% from NT$4.0 billion in 2012 to NT$4.2 billion (US$0.2 billion) in 2013. This increase was primarily due to the increase in personnel expenses and other administrative activities for service centers and channel expansion.

Research and development

Our research and development expenses remained NT$3.7 billion (US$0.1 billion) in 2012 and 2013. In 2012 and 2013, we did not capitalize any research and development expenses as intangible assets arising from development or from the development phase of an internal project.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
For the year ended December 31, 2013
Operating costs and expenses	75.0	92.4	20.4	17.0	7.4	(31.8)	180.4
Depreciation and amortization	19.0	8.1	3.1	1.6	0.4	—	32.2
For the year ended December 31, 2012
Operating costs and expenses	76.3	81.4	19.1	16.2	8.1	(29.7)	171.4
Depreciation and amortization	19.2	8.5	2.7	1.5	0.3	—	32.2

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 1.7% from NT$76.3 billion in 2012 to NT$75.0 billion (US$2.5 billion) in 2013, primarily due to a decrease of NT$1.0 billion (US$ 0.03 billion) in interconnection and service expenses and a decrease of NT$0.9 billion (US$0.03 billion) in bonus, and was partially offset by an increase of NT$0.6 billion (US$0.02 billion) in costs of corporate solution services and ICT costs.

Mobile communications

Our mobile communications operating costs and expenses increased by 13.4% from NT$81.4 billion in 2012 to NT$92.4 billion (US$3.1 billion) in 2013. This increase was primarily due to an increase of NT$6.2 billion (US$0.2 billion) in costs of mobile handsets sold, an increase of NT$2.8 billion (US$0.1 billion) in leased lines and internet access expenses resulting from the increased leased lines and higher speed rate of our mobile internet services. In addition, the provision of bad debt increased by NT$1.3 billion as a result of the NT$1.2 billion reversal of bad debts allowance in 2012 whereas NT$0.1 billion bad debts allowance was provided in 2013.

Internet

Our internet operating costs and expenses increased by 6.9% from NT$19.1 billion in 2012 to NT$20.4 billion (US$0.7 billion) in 2013. This increase was primarily due to an increase of NT$0.4 billion (US$0.02 billion) in depreciation and amortization expenses resulting from the increased cloud computing related facilities, an increase of NT$0.4 billion (US$0.01 billion) in leased line expenses for the promotion of the broadband access speed, and an increase of NT$0.2 billion (US$0.01 billion) in employee benefit expenses.

International fixed communications

Our international fixed communications costs and expenses increased by 4.9% from NT$16.2 billion in 2012 to NT$17.0 billion (US$0.6 billion) in 2013. The increase was primarily due to an increase of NT$0.4 billion (US$0.01 billion) in settlement payments for international long distance calls, an increase of NT$0.1 billion (US$3 million) in rental expenses, and an increase of NT$0.1 billion (US$ 3 million) in ICT costs.

Others

The costs and expenses from our other business decreased by 8.9% from NT$8.1 billion in 2012 to NT$7.4 billion (US$0.2 billion) in 2013. The decrease was primarily due to lower total property sales value by our subsidiary, Light Era Development Co., Ltd., in 2013 compared to 2012.

Other Income and Expenses

We recorded net other expenses of NT$1.6 billion in 2012 and net other income of NT$0.1 billion (US$2.0 million) in 2013. The difference between 2012 and 2013 was primarily due to the fact that we recognized an impairment loss of NT$1.3 billion for investment properties in 2012 and then reversed the impairment of NT$0.2 billion (US$8.2 million) in 2013. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment of long-lived assets, intangible assets” for a discussion the impairment.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 1.5% from NT$48.4 billion in 2012 to NT$47.7 billion (US$1.6 billion) in 2013. Our operating margin decreased from 21.9% in 2012 to 20.9% in 2013.

The following table sets forth certain information regarding our operating income by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2013
Revenues from external customers	73.5	110.6	25.4	15.8	2.7	—	228.0
Intersegment service revenues	18.4	5.7	4.4	2.1	1.2	(31.8)	—

	91.9	116.3	29.8	17.9	3.9	(31.8)	228.0

Interest income	—	—	—	—	0.5	—	0.5

Segment income before income tax	17.3	23.7	9.4	0.9	(2.2)	—	49.1

For the year ended December 31, 2012
Revenues from external customers	76.1	100.8	24.8	15.3	4.4	—	221.4
Intersegment service revenues	17.0	6.6	2.9	2.2	1.0	(29.7)	—

	93.1	107.4	27.7	17.5	5.4	(29.7)	221.4

Interest income	—	—	—	—	0.7	—	0.7

Segment income before income tax	15.7	25.8	8.6	1.3	(1.4)	—	50.0

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 10.6% from NT$15.7 billion in 2012 to NT$17.3 billion (US$0.6 billion) in 2013; segment income before tax for our mobile communications business decreased by 8.3% from NT$25.8 billion in 2012 to NT$23.7 billion (US$0.8 billion) in 2013; segment income before tax for our internet business increased by 9.9% from NT$8.6 billion in 2012 to NT$9.4 billion (US$0.3 billion) in 2013; segment income before tax for our international fixed communications business decreased by 32.2% from NT$1.3 billion in 2012 to NT$0.9 billion (US$0.03 billion) in 2013; and segment loss for our other business segments increased by 51.7% from NT$1.4 billion in 2012 to NT$2.2 billion (US$0.1 billion) in 2013.

Non-operating Income and Expenses

Our other income decreased from NT$1.6 billion in 2012 to NT$1.4 billion (US$0.05 billion) in 2013. This decrease was primarily due to a decrease in interest income and was partially offset by an increase in share of the profit of associates and joint venture accounted for using equity method.

Income Tax

Our income tax was NT$7.4 billion and NT$6.5 billion (US$0.2 billion) in 2012 and 2013, respectively. Our effective tax rate was 14.7% in 2012 and 13.2% in 2013. The decrease of our effective tax rate from 2012 to 2013 was primarily due to a decrease in the accrued 10% tax on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent remained NT$41.5 billion (US$1.4 billion) in 2012 and 2013. Our net margin decreased from 18.7% in 2012 to 18.2% in 2013.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2012	2013
	NT$	NT$	US$
	(in billions)
Net cash provided by operating activities	65.6	75.3	2.5
Net cash used in investing activities	(18.6)	(49.1)	(1.6)
Net cash used in financing activities	(42.5)	(42.5)	(1.4)
Effect of exchange on rate change	—	—	—
Net increase (decrease) in cash and cash equivalents	4.5	(16.3)	(0.5)
Cash and cash equivalents at end of year	30.9	14.6	0.5

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient to meet our present cash flow requirements.

In 2013, we generated NT$75.3 billion (US$2.5 billion) net cash from operating activities as compared to NT$65.6 billion in 2012. The increase was primarily due to the decrease in cash outflows relating to payment of employee bonuses and income tax, accounts receivable and payable from operating activities, and a NT$2.0 billion procurement of land by our property development subsidiary in 2012 for construction, which was further discussed in “Item 4. Information on the Company—B. Business Overview—Property, plant and equipment”.

Historically, net cash from operating activities has been sufficient to cover our capital expenditures, including ongoing expansion and modernization of our networks.

In 2013, net cash used in investing activities was NT$49.1 billion (US$1.6 billion), an increase from NT$18.6 billion in 2012. The change was primarily due to the one-time NT$39.1 billion (US$1.3 billion) cost of acquiring the 4G spectrum in 2013.

In 2013, our net cash used in financing activities totaled NT$42.5 billion (US$1.4 billion), which mainly reflected NT$35.9 billion (US$1.4 billion) of payment of dividends during that period and NT$5.6 billion (US$0.2 billion) of cash distribution from our capital surplus to our stockholders.

In 2012, our net cash used in financing activities totaled NT$42.5 billion, which mainly reflected NT$42.4 billion of payment of dividends during that period.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations and some bank loans. In future years, we expect to have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 3G/HSPA/HSPA+/Dual cell HSPA+, FTTx, Wi-Fi/femtocell and service platforms, and future construction of LTE to migrate mobile and data service customers to higher contribution platforms. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information”. Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2013, our primary source of liquidity was NT$14.6 billion (US$0.5 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured and secured bank loans amounted to NT$8.5 billion (US$0.3 billion) and NT$0.6 billion (US$20.1 million), respectively, as of December 31, 2013.

As of December 31, 2013, our subsidiary, Chief Telecom, had short-term unsecured loans in the amount of NT$50.0 million (US$1.7 million) at an interest rate at 1.27%.

As of December 31, 2013, our subsidiary, Light Era Development Co., Ltd. had long-term secured loans in the amount of NT$1.7 billion (US$57.0 million) with interest rates ranging from 1.15% to 2.10%, with NT$0.3 billion due in 2014, NT$1.3 billion due in 2015, and NT$0.1 billion due in 2017. Light Era also had a short-term unsecured loan in the amount of NT$100.0 million (US$3.4 million) with interest rate at 1.18% as of December 31, 2013.

As of December 31, 2013, our subsidiary Chunghwa Precision Test Technology Co., Ltd. had a short-term unsecured loan of NT$45.0 million (US$1.5 million) with interest rates ranging from 1.50% to 1.52%.

As of December 31, 2013, our subsidiary Chunghwa Sochamp Technology Inc. had short-term unsecured loans of NT$59.4 million (US$2.0 million) at interest rates ranging from 2.00% to 2.395%.

As part of the government’s effort to upgrade the existing telecommunication infrastructure, we and other public utility companies were required by the ROC government to contribute a total of NT$1.0 billion to a Piping Fund, administered by the Taipei City Government. This fund is used to finance various telecommunication infrastructure projects. We accounted for the contribution as other financial assets on our consolidated balance sheets.

Note 40 to our consolidated financial statements included elsewhere in this annual report provides a description of the assets that are pledged as collateral for long-term bank loans and contract deposits.

Capital Expenditures

Substantially all of our capital expenditures in 2012 and 2013 were made for operations in the Republic of China. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2012		2013
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	19.6	59%	20.4	56%
Mobile communications business	7.2	22	9.2	25
Internet business	3.4	10	4.6	13
International fixed communications business	2.4	7	1.6	4
Others	0.7	2	0.6	2

Total capital expenditures	33.3	100%	36.4	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2014.

	Year Ending December 31, 2014
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	21.5	53.6%
Mobile communications business	9.3	23.2
Internet business	6.7	16.7
International fixed communications business	1.9	4.7
Others	0.7	1.8

Total capital expenditures	40.1	100%

We expect our total capital expenditures to be approximately NT$40.1 billion in 2014. We expect our capital expenditures to slightly decrease in 2015 and 2016. Our capital expenditures for 2014 are planned to be allocated to the launch of new businesses, including our 4G LTE network deployment, FTTx network expansion, access bandwidth enhancement, service platforms, cloud computing, including cloud data center construction and submarine cables. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2012 and 2013.

C. Recent Accounting Pronouncements

Transition to IFRSs in 2013

See “Item 3. Key Information—A. Selected Financial Data” for description about the adoption of new financial reporting standards. While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt

IFRSs for certain filings with the SEC, including our annual reports on Form 20-F for the year ended December 31, 2013 and thereafter. Following our adoption of IFRSs for SEC filing purposes, we are no longer required to prepare any reconciliation of our consolidated financial statements with U.S. GAAP.

Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. For example, as of the date of this annual report, the FSC has not endorsed any accounting pronouncements issued by the International Accounting Standards Board after January 1, 2011. Therefore, these pronouncements will not be applicable to Taiwan IFRSs until endorsed by the FSC. Some of the major differences between IFRSs and Taiwan IFRSs that are relevant to us as of the date of this annual report are set forth below.

•	The “income taxes on undistributed earnings” should be recognized at the year of earnings under IFRSs, while it should be recognized at the year of distribution under Taiwan IFRSs.

•	Prior to incorporation, according to the laws and regulations applicable to state-owned enterprises in Taiwan, we recorded revenue from fixed-line service at the time the connection service was performed or the prepaid card was sold. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of our additional paid-in capital was from unearned revenues from fixed-line services as of that date. Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided or as consumed. Therefore, upon our first adoption of IFRSs, we should retrospectively decrease additional paid-in capital while increase retained earnings on the transition date of January 1, 2012. There is no difference in the recognition of unearned revenues or deferred income between IFRSs and Taiwan IFRSs. However, according to the guidance released by the Taiwan Stock Exchange Corporation, or TWSE, in March 2012, which is a part of Taiwan IFRSs, the additional paid-in capital under ROC GAAP that is not specifically promulgated under Taiwan IFRSs should not be adjusted on the transition date of January 1, 2012. Therefore, we retain such additional paid-in capital under Taiwan IFRSs.

It is difficult for us to evaluate the precise impact of the adoption of Taiwan IFRSs and IFRSs on our financial statements, because the FSC may issue new rules governing the adoption of Taiwan IFRSs and as other laws and regulations may be amended with the adoption of Taiwan IFRSs.

Upon our first adoption of IFRSs, we are required to apply IFRSs retrospectively unless otherwise exempted from certain applications and to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under IFRSs. Any transactions after the transition date are accounted for in accordance with IFRSs.

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2013 and which have not been adopted early by us, see note 5 to our consolidated financial statements included elsewhere in this annual report.

For a summary of standards and exceptions applied by us in connection with the transition to IFRSs starting in 2013, see note 43 to our consolidated financial statements included elsewhere in this annual report.

D. Research, Development, Patents and Licenses

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2012 and 2013, our research and development expenses were both NT$3.7 billion (US$0.1 billion), or approximately 1.7% and 1.6% of our revenues, respectively.

As of March 31, 2014, we have more than 2,546 researchers focusing on the following areas:

•	wireless communication;

•	broadband networks;

•	network management;

•	business management information;

•	billing information;

•	information and communication security;

•	business and marketing strategy;

•	convergence services;

•	business solution;

•	intent of things; and

•	cloud computing.

We have developed a number of advanced network services, operation technologies and applications and value-added services, including our xDSL/FTTx deployment, internet-based call center, e-commerce platform, mobile internet services, global standard for mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system and an intelligent transportation system. As of December 31, 2013, we have been granted 518 domestic patents and 110 foreign patents.

E. Trend Information

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

F. Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that are material to investors.

G. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2013.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(NT$ in billions)
Contractual Obligations(1)
Short-term loans	0.3	0.3	—	—	—
Long-term loans	1.7	0.3	1.3	0.1	—
Obligations related to ST-2 satellite	2.4	0.2	0.4	0.4	1.4
Operating leases(2)	11.2	3.1	3.6	2.8	1.7

Total	15.6	3.9	5.3	3.3	3.1

(1)	Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$2.6 billion (US$0.1 billion) in 2013 and expected to made pension contributions of approximately NT$2.6 billion (US$0.1 billion) in 2014. See note 27 to our consolidated financial statements for additional details regarding our pension plan.
(2)	Operating leases obligations are described in note 35 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2013, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$3.7 million (US$0.1 million), acquisition of telecommunications equipment of NT$31.3 billion (US$1.0 billion), unused letters of credit of NT$0.2 billion (US$6.8 million) and contracts for printing bills, envelopes and marketing gifts of NT$29 million (US$1.0 million).

H. Foreign Exchange

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

A. Directors and Senior Management

The following table sets forth the name, age, position and tenure of each of our directors and such person’s position as of March 31, 2014. There is no family relationship among any of these persons. 11 of these directors were elected at our annual general stockholders’ meeting held on June 25, 2013 and have terms from June 25, 2013 to June 24, 2016, and the other two were reelected on August 23 and September 1, 2013, respectively.

Name	Age	Position
Lih-Shyng Tsai	63	Chairman, chief executive officer and director
Mu-Piao Shih	61	President and director
Yu-Fen Hong	57	Director
Yi-Bing Lin	53	Director
Chung-Yu Wang(1)	69	Director
Zse-Hong Tsai(1)	53	Director
Chung-Fern Wu(1)	57	Director
Shih-Peng Tsai	65	Director
Su-Ghen Huang Tain-Jy Chen(1) Yun-Tsai Chou(1) Hui-Ling Wu Chich-Chiang Fan	49 61 46 58 63	Director Director Director Director Director

(1)	Independent director.

Lih-Shyng Tsai is the chairman, chief executive officer and director of our company starting January 28, 2014. Dr. Tsai was the chairman and chief executive officer of TSMC Solar Ltd. and TSMC Solid State Lighting Ltd. from 2011 to 2013. From June 2009 to July 2011, Dr. Tsai served as the president of TSMC’s new business department. Dr. Tsai holds a Ph.D. degree in Material Science and Engineering from Cornell University.

Mu-Piao Shih is the president and acting chief financial officer of our company. Mr. Shih was a senior executive vice president of our company from August 2011 to April 1, 2013. Mr. Shih was an executive vice president of our company and the manager of our Mobile Business Group from September 2009 to August 2011. Mr. Shih served as an assistant vice president and a deputy manager of our Mobile Business Group from March 2005 to September 2009. He also served as the senior chief engineer of our Mobile Business Group from October 2001 to March 2005. Mr. Shih holds a master’s degree in Electronic Engineering from the National Taiwan University.

Yu-Fen Hong is a director of our company. Ms. Hong is currently the director of the accounting department at the Ministry of Transportation and Communications. She holds an MBA degree from the National Chiao Tung University in Taiwan.

Yi-Bing Lin is a director of our company. Dr. Yi-Bing Lin received his bachelor’s degree from the National Cheng Kung University in Tainan, Taiwan in 1983, and his Ph.D. from the University of Washington in Seattle in 1990. From 1990 to 1995, he was a research scientist with Bellcore (Telcordia). He then joined the National Chiao Tung University, or NCTU, in Taiwan where he remains. In 1996, he served as the deputy director of Microelectronics and Information Systems Research Center at the NCTU. Between 1997 and 1999, Dr. Lin was chairman of the Department of Computer Science & Information Engineering at the NCTU. Since 2000, he has also been appointed as an adjunct research fellow at the Academia Sinica. Between 2004 and 2006, Dr. Lin was appointed the vice president of the office of research and development at the NCTU. From 2007 to February 22, 2011, Dr. Lin has served as the dean of the College of Computer Science at the NCTU. From February 23, 2011 to December 31, 2013, he was the vice president of NCTU. Starting from 2014, he became the political deputy minister of Ministry of Science and Technology of the Executive Yuan.

Chung-Yu Wang is currently an independent director of our company and also the former chairman of China Steel Corporation. He graduated from Chung Yuan Christian University with a bachelor’s degree in Chemical Engineering. Mr. Wang received a certificate of senior management course from Harvard Business School.

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

Su-Ghen Huang is a director of our company. Ms. Huang is also currently the director of the Department of Planning of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Ms. Huang served as our supervisor before June 25, 2013. Ms. Huang holds a bachelor’s degree in Accounting from the Furen University in Taiwan.

Tain-Jy Chen is an independent director of our company. Dr. Chen is currently a professor of Department of Economics at the National Taiwan University. He was the Minister of Council for Economic Planning and

Development from 2008 to 2009 and the President of Chung-Hua Institution for Economic Research from 2002 to 2005. Dr. Chen holds a Ph.D. degree in Economics from Pennsylvania State University, University Park, U.S.A.

Yun-Tsai Chou is an independent director of our company. Dr. Chou currently directs research and development for five research centers at the public policy think tank 21st Century Foundation: Digital Convergence, Bio-Agriculture, Global Health, Innovative Governance, and Knowledge Economy. She is currently an associate professor of Department of Graduate Program teaching Social Informatics at the Yuan Ze University in Taiwan. Dr. Chou holds a Ph.D. degree in Public Policy from George Washington University, U.S.A.

Hui-Ling Wu is a director of our company. Ms. Wu is also currently the director of the General Affairs Department at the Ministry of Transportation and Communications. Ms. Wu holds a bachelor’s degree in political science from the National Taiwan University.

Chich-Chiang Fan is a director of our company. Dr. Fan assumed chairmanship of Taiwan High Speed Rail Corporation starting from March 2014. Dr. Fan is also the chairman of Taiwan Futures Exchange starting from July 2010, after his term as the chairman of the Taiwan Depository & Clearing Corporation from 2008 to 2010. From 2001 to 2008, he was the chairman of TransAsian Airways Corporation, and chaired the Association of Airfreight Forwarding& Logistics from 2005 to 2008. He was also the chairman of Askey Computer Corp. from 2001 to 2006. From 1997 to 2001, he served as the chairman of the Fuhwa Securities Corp. Dr. Fan received a Ph.D. degree from the University of Cambridge, UK, in 1993.

The following people served as directors and supervisors on our board during 2013 but are no longer serving with us due to resignations or replacements.

Yen-Sung Lee was the chairman, chief executive officer and director of our company from April 1, 2013 to January 28, 2014. Dr. Lee was the president of our company from August 29, 2012 to April 1, 2013, and served as a senior executive vice president supervising the marketing and IT department from September 2008 till August 29, 2012. Prior to that, Dr. Lee was the manager of our Enterprise Business Group from February 2007 to September 2008. Dr. Lee holds a Ph.D. degree in Information Engineering from National Chiao Tung University in Taiwan.

Shyue-Ching Lu was a director of our company. Dr. Lu was the chief executive officer, a director and chairman of our company from August 2008 to April 1, 2013. Dr. Lu served as our president from May 1996 until he was appointed our chairman in August 2008. Prior to that, Dr. Lu was the director general of the Department of Posts and Communications of the Ministry of Transportation and Communications from 1993 to 1994 and the deputy director general of the Directorate General of Telecommunications from 1994 to 1996. Dr. Lu holds a Ph.D. degree in electrical engineering from the University of Hawaii and a bachelor’s degree in Engineering from the National Cheng Kung University in Taiwan.

Jeng-Fang Jong was a director of our company. Mr. Jong is also a director of Personnel Department at the Ministry of Transportation and Communications. Mr. Jong received his bachelor’s degree from the National Taiwan College of Education.

Gordon S. Chen was a director of our company. Dr. Chen is an emeritus professor in Finance Department of Chung Yuan Christian University. Dr. Chen has more than 28 years of services in financial sector. He gained profound financial expertise and banking experience from several government positions, including chairman of TWSE Corporation and chairman of Taiwan Certificate Authority Corporation. Dr. Chen obtained a Ph.D. degree from the National Taiwan University, a master’s degree in Public Finance from National Chengchi University and a bachelor’s degree in Economics at the Chinese Culture University.

Shih-Wei Pan was a director of our company. Dr. Pan is also currently the minister of the Ministry of Labor. Dr. Pan holds a Ph.D. degree in Industrial and Labor Relations from Cornell University.

I-chuan Liou was a supervisor of our company. Mr. Liou was the general director of Department of Education, Science and Culture of the Executive Yuan. He holds a master’s degree in Education from National Taiwan Normal University.

I-Hwa Wu was a supervisor of our company. Ms. Wu is also the vice president of Chunghwa Post Co., Ltd. She holds a bachelor’s degree in Commerce of the National Taiwan University.

Jih-Chu Lee was a director of our company from June 25, 2013 to August 15, 2013. Dr. Lee is currently the Chairman of Taiwan Financial Holdings Co., Ltd. and Bank of Taiwan. Before this position, Dr. Lee was the Chairman of Chunghwa Post Co., Ltd. Dr. Lee was a professor of Department of Economics of National Chengchi University in Taiwan. Furthermore, she once held important positions in many government departments, including vice chairman of Financial Supervisory Commission and a legislator of the Legislative Yuan. Dr. Lee holds a Ph.D. degree in Economics from the National Taiwan University.

The following table sets forth the name, age, position and tenure of each of our executive officers and such person’s position as of March 31, 2014. There is no family relationship among any of these persons.

Name	Age	Position
Mu-Piao Shih	61	Acting chief financial officer
Chi-Mau Sheih	60	Senior executive vice president
Cheng-Kann Wu Hsiu-Gu Huang	65 61	Senior executive vice president Senior executive vice president
Yuan-Kuang Tu	58	President of business group
Ming-Yuan Lee	62	President of business group
Kuo-Feng Lin	58	President of business group
Fu-Kuei Chung	60	President of business group
Kuang-Yao Chang	57	President of business group
Tai-Feng Leng	65	President of business group
Feng-Yue Hung	64	President of business group
Shyang-Yih Chen	62	President of business group

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

Cheng-Kann Wu is a senior executive vice president of our company. Mr. Wu was the chief audit executive of our company from July 2011 to August 2012. Prior to that, he served as the deputy manager of our Northern Taiwan Business Group from March 2008 to July 2011. He also served as the managing director of our Accounting Department from July 2004 to March 2008. Mr. Wu holds a master’s degree in Management Science from the National Chiao Tung University

Hsiu-Gu Huang is a senior executive vice president of our company. Mr. Huang is also a director of China Airlines Co., Ltd. He served as the president of our Enterprise Business Group from September 2008 to May 2013. Prior to that, he was an assistant vice president of our company and a deputy manager of our Enterprise

Business Group from January 2007 to September 2008. Mr. Huang holds a master’s degree in Management Science from the National Chiao Tung University in Taiwan.

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

Ming-Yuan Lee is the president of our Southern Taiwan Business Group since November 2013. Prior to that, he served as a vice president of our Southern Taiwan Business Group from July 2012 to November 2013 and as the deputy manager of our Southern Taiwan Business Group from May 2007 to July 2012. Mr. Lee holds a master’s degree in Telecommunications from the National Chiao Tung University in Taiwan.

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

Kuang-Yao Chang is the president of our Enterprise Business Group. Mr. Chang served as a vice president of our Telecommunication Laboratories from July 2012 to May 2013. Dr. Chang holds a Ph.D. degree in information engineering from the National Taiwan University in Taiwan.

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

The following people served as our executive officers during 2013 but are no longer serving with us due to resignations or replacements.

Shu Yeh was our chief financial officer and senior executive vice president from February 2010 to February 2014. Dr. Yeh was also a director of Chunghwa Investment Co., Ltd. Dr. Yeh served as an independent director of our company from June 2007 to January 2010. Dr. Yeh also served as a professor of accounting at National Taiwan University. Dr. Yeh holds a Ph.D. degree in accounting from the University of California, Los Angeles, a master’s degree in professional accounting from the University of Texas at Austin, and a bachelor’s degree in Economics from the National Taiwan University.

Min-Hsuan Lin was the president of our Southern Taiwan Business Group since June 2010. Prior to that, he served as an assistant vice president of our company and a deputy manager of our Southern Taiwan Business Group from September 2009 to June 2010. He also served as the manager of the Tainan Branch Office from May 2007 to September 2009. He also served as the manager of the Fong-Shan Branch Office from February 2006 to May 2007, and he also served as the managing director of the Marketing Department of our Southern Taiwan Business Group from August 2004 to February 2006. Mr. Lin holds a bachelor’s degree in Transportation and Communication Management Science from the National Cheng Kung University.

B. Compensation

The board of directors has set up a compensation committee to be responsible for drafting, approving and periodically reviewing the compensation proposals for the directors and managers. See “C. Board Practices” for a discussion of our compensation committee.

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

Any compensation above the stipulated amounts in the compensation plan for our directors and supervisors, including but not limited to profit-based bonuses, received by our directors and supervisors who are serving as representatives of the Ministry of Transportation and Communications or other legal persons will be collected by the Ministry of Transportation and Communications or the legal persons they represent, respectively. Our chairman and president to our board of directors, Lih-Shyng Tsai and Mu-Piao Shih, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The compensation plan was put into practice on January 1, 2006. The aggregate amount of compensation to our directors, supervisors and executive officers in 2012 and 2013 was NT$140,141,488 and NT$108,996,925 (US$3,653,936.5), respectively. The aggregate amount of compensation in 2013 includes a NT$73,527,994 (US$2,464,766.8) salary payment for directors, supervisors and executive officers, a NT$10,215,442 (US$342,455.3) pension payment for executive officers, a NT$19,303,489 (US$647,116.6) bonus accrued for directors and supervisors and a NT$5,950,000 (US$199,463.6) bonus accrued for executive officers. The 2013 bonus for our directors and supervisors may not exceed 0.2% of our distributable earnings and must be approved at our 2014 annual general stockholders’ meeting.

Our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$ 16,432,081 (US$550,857.6) were paid directly to the MOTC in 2013 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions. The bonus in the amount of NT$2,871,408 (US$96,259.1) were paid directly to our juridical supervisors, National Development Fund of the Executive Yuan and Chunghwa Post Co., Ltd., in 2013, because such earnings distributions are not the individual income of legal representatives.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors, supervisors and senior management for the fiscal year ended December 31, 2013 as follows, excluding bonus accrued for legal entities:

Total Compensation	Directors
Below NT$2,000,000	Gordon S. Chen, Wen-Tsan Lin, Jih-Chu Lee, Jennifer Yuh-Jen Wu, Hui-Ling Wu, Jeng-Fang Jong, Shih-Wei Pan, Su-Ghen Huang(1), Yu-Fen Hong, Yi-Bing Lin, Chich-Chiang Fan, Tain-Jy Chen, Yun-Tsai Chou, Shih-Peng Tsai, Chung-Yu Wang, Chung-Fern Wu, Zse-Hong Tsai
NT$2,000,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	Yen-Sung Lee(2), Mu-Piao Shih(3), Shyue-Ching Lu(4)
Total	20 people

(1)	As compensation for serving as our supervisor and director.
(2)	As salary for serving as our president and chief executive officer.
(3)	As salary for serving as our senior executive vice president and president and as bonuses for serving as our employee.
(4)	As salary for serving as our chief executive officer, as compensation for serving as our director after retiring from position as our chief executive officer, and as retirement pension payment.

Total Compensation	Supervisors
Below NT$2,000,000	I-Chuan Liou, Su-Ghen Huang, I-Hwa Wu
NT$2,000,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	None
Total	3 people

Total Compensation	Senior Management
Below NT$2,000,000	None
NT$2,000,000 to NT$4,999,999	Chi-Mao Hsieh, Cheng-Kann Wu, Hsiu-Gu Huang, Yuan-Kuang Tu, Ming-Yuan Lee, Kuo-Feng Lin, Fu-Kuei Chung, Kuang-Yao Chang, Tai-Feng Leng, Feng-Yue Hung, Shyang-Yih Chen, Shu Yeh
NT$5,000,000 to NT$9,999,999	None
Over NT$10,000,000	Min-Hsuan Lin(1)
Total	13 people

(1)	Including retirement pension payment.

We accrued NT$6,251,139 (US$209,558.8) pension expense for executive officers mentioned above in 2013. See “Item 5. Operating and Financial Review and Prospects—Overview—Provisions for pension payments to our employees” and note 27 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

Thirteen directors were elected in 2013 for three-year terms. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment. Under the Article 12 of our articles of incorporation, our supervisors has been replaced by an audit committee, which is composed entirely of independent directors, starting from our 7th term of board of directors to be elected at our 2013 annual general stockholders’ meeting, pursuant to Paragraph 1, Article 14-4 of the Securities and Exchange Act. We no longer have supervisors after the beginning of our 7th term of our board of directors.

Our articles of incorporation provides for a board of directors consisting of seven to fifteen directors, one-fifth of whom shall be expert representatives. Pursuant to the ROC Company Act, the ROC Securities and Exchange Act and Article 12-1 of our articles of incorporation provides for the election of, starting from the fifth stockholders’ meeting, at least three independent directors out of the 7-to-15-member board. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. We have used a nominating process, with the stockholders choosing the independent directors from the list of nominees. Accordingly, we have elected five independent directors in the annual general meeting on June 25, 2013. With respect to certain material decisions to be made by our company as specified in the ROC Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the ROC Financial Supervisory Commission, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting.

Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual, and was comprised of three independent directors. See “Item 16G. Corporate Governance—Audit Committee”. Starting from the date of the annual general meeting in June 2013, we have established a new audit committee that replaces our supervisors and our old audit committee in accordance with Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act and our articles of incorporation, and as a result, we simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC. Therefore, we no longer have supervisors after the beginning of our 7th term of our board of directors. In addition, the number of members, or independent directors, in the audit committee, increases from three to five according to the resolution of our board meeting.

Under the ROC Company Act, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Except for our five independent directors, all of our directors are representatives of the Ministry of Transportation and Communications.

The business address of our directors and executive officers is the same as our registered address.

Our audit committee should approve and deal following matters: (i) the adoption or amendment of the internal control system pursuant to Article 14-1 of the Securities and Exchange Act; (ii) the assessment of the effectiveness of the internal control system; (iii) the adoption or amendment, pursuant to Article 36-1 of the Securities and Exchange Act, of procedures governing material financial or operational actions, such as acquisition or disposal of assets and derivatives trading, loaning of funds to others, and endorsements or guarantees for others; (iv) a matter relating to the personal interest of a director; (v) a material asset or derivatives transaction; (vi) the offering, issuance, or private placement of any equity-related securities; (vii) a matter relating to significant loan, endorsement or guarantee arrangement; (viii) the designation or dismissal of an attesting CPA, or the compensation given thereto; (ix) the appointment or discharge of a financial, accounting, or internal auditing officer; (x) annual and semi-annual financial reports; (xi) the first and third quarter financial reports; (xii) communicating with our independent auditor; (xiii) negotiating the conflicts over our financial reports between our management and independent auditor; (xiv) discussing and reporting other financial information and required disclosure under the Securities Exchange Act of 1934 with our management and independent auditor; (xv) accounting firm’s annual audit and non-audit service items; (xvi) performing one-self review each year; and (xvii) any other material matter so required by the Company or the competent authorities. Our board of directors has concluded that Chung-Fern Wu is our audit committee financial expert.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee may be composed of five to seven directors. Currently, there are five directors in the Committee. It is responsible for reviewing and advising on the budgets, capital requirements, financial forecasts, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting.

The board of directors passed a resolution on November 8, 2005 to set up a compensation committee. The Article 14-6 of ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e., Financial Supervisory Commission) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Our board of directors passed a resolution to amend the organization of our compensation committee on August 13, 2013. The compensation committee is composed of three independent directors (Chung-Yu Wang, Chung-Fern Wu and Tain-Jy Chen) and is responsible for drafting, approving and periodically reviewing the compensation proposals for the directors and managers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors”.

In November 2003, the SEC approved changes to the New York Stock Exchange’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by New York Stock Exchange-listed non-foreign private issuers under the New York Stock Exchange’s listing standards. See “Item 16G. Corporate Governance”. A copy of the significant differences between our corporate governance practices and New York Stock Exchange corporate governance rules applicable to non-foreign private issuers is also available on our website http://www.cht.com.tw. The information contained on our website is not a part of this annual report.

D. Employees

The following section sets forth information regarding the employees.

As of December 31, 2013, we had 32,187 employees on a consolidated basis. Approximately 99% of our employees were based in the Republic of China. The following table is a breakdown of our employees from 2011 to 2013 on a consolidated basis.

	2011	2012	2013
Employees
Technical	14,768	14,494	15,177
Operations	12,283	14,214	15,267
Administrative	1,721	1,724	1,743

Total	28,772	30,432	32,187

The following table is a breakdown of our employees from 2011 to 2013 on a non-consolidated basis.

	2011	2012	2013
Employees
Technical	13,959	13,840	13,951
Operations	9,336	9,170	8,958
Administrative	1,369	1,341	1,313

Total	24,664	24,351	24,222

As of December 31, 2013, approximately 75% of our employees had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2013, which resulted in a reduction of approximately 13,752 employees.

As of December 31, 2013, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Pursuant to our articles of incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee bonuses. Our practice in the past to determine the amount of the bonus has been based on the operating results. In the third quarter of 2013, we distributed an aggregate bonus to our employees of NT$1.5 billion (US$0.1 billion).

E. Share Ownership

As of March 31, 2014, our directors and executive officers personally held an aggregate 640,359 shares of our common shares, representing around 0.01% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2014 by each of our directors and executive officers.

Name	Number	%
Shih-Peng Tsai	*	*
Mu-Piao Shih	*	*
Chi-Mau Sheih	*	*
Cheng-Kann Wu	*	*
Hsiu-Gu Huang	*	*
Yuan-Kuang Tu	*	*
Ming-Yuan Lee	*	*
Kuang-Yao Chang	*	*
Kuo-Feng Lin	*	*
Tai-Feng Leng	*	*
Fu-Kuei Chung	*	*
Feng-Yue Hung	*	*
Shyang-Yih Chen	*	*

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under the Statute of Chunghwa Telecom Co., Ltd. and our articles of incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, except for any issuances of restricted stock to employees.

Our consolidated subsidiary, Senao, is publicly traded on the TWSE and resolved to grant the stock options plan for its employees to purchase common stock of Senao. As of December 31, 2012 and 2013, participants in Senao’s stock incentive plan had outstanding stock options to purchase 1.1 million and 9.9 million common shares of Senao, respectively.

Our another consolidated subsidiary, Chunghwa Precision Test Tech Co., Ltd., or CHPT, a non-listed company, granted the stock options to its employees to subscribe for common shares of CHPT. As of December 31, 2012 , participants in CHPT’s stock incentive plan had outstanding stock options to purchase 0.9 million common shares of CHPT. The registration of 0.8 million of employee stock options exercised in 2013 has been completed, and others were expired. As of December 31, 2013, CHPT has no outstanding employee stock options.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of March 31, 2014, the most recent practicable date and (ii) as of certain record dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2011		As of March 31, 2012		As of March 31, 2013		As of March 31, 2014
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	2,957,318,085	38.12	2,885,164,257	37.19	3,000,346,630	38.68	3,099,602,788	39.96
The Ministry of Transportation and Communications	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Fubon Life Assurance Co., Ltd(2)	*	*	428,621,087	5.53	467,321,087	6.02	450,471,087	5.81

*	Less than 5%.
(1)	Includes shares held through the Ministry of Transportation and Communications and other government-controlled entities
(2)	The information as of January 15, 2011, July 27, 2011, July 19, 2012, and July 18, 2013, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of March 31, 2014, 25 record holders held 25,336,522 ADSs (each representing ten common shares), which represents approximately 3.3% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for them to provide services not within his or her capacity as a director or executive officer of our company, except that three of our directors who are also our employees receive salaries from our company in their capacity as our employees.

Please refer to “Item 4. Information on the Company—A. History and Development of the Company” for a discussion of our alliances, acquisitions and investments. Please refer to notes 3, 15, 16 and 39 to our consolidated financial statements included elsewhere in this annual report for descriptions of Chunghwa’s subsidiaries, investments accounted for using equity method, and related party transactions.

On April 1, 2007, Chunghwa entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in Senao’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2013, Senao received NT$12.4 billion (US$415.5 million) from Chunghwa. Chunghwa also sells mobile handsets and data cards to Senao. For the year ended December 31, 2013, Chunghwa sold mobile handsets and data cards to Senao that amounted to NT$0.4 billion (US$12.1 million).

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$2.0 billion (US$67.1 million) in 2013.

Chunghwa paid Taiwan International Standard Electronics approximately NT$1.8 billion (US60.7 million) in 2013 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

Terms and conditions of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms and conditions were determined in accordance with mutual agreements.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions”. The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2009	4.06	39.4
Year ended December 31, 2010	5.52	42.8
Year ended December 31, 2011	5.46	42.4
Year ended December 31, 2012(2)	4.63	35.9
Year ended December 31, 2013(3)	2.39	18.5

(1)	Cash dividend unless otherwise indicated.

(2)	In addition to the cash dividend from retained earnings disclosed in table above, we also made cash distributions from additional paid-in capital of NT$0.72 per share, which amounted to an aggregate of NT$5.6 billion.
(3)	Dividends for 2013 were approved for distribution in the board meeting in March 2014 and are expected to be approved at our annual general stockholders’ meeting scheduled for June 24, 2014. In addition to the cash dividends from retained earnings disclosed in the table above, our board of directors also resolved to distribute from our additional paid-in capital NT$2.14 per share, which amounts to an aggregate of NT$16.6 billion. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan-IFRSs on our dividends and employee bonuses.”

We have historically distributed cash dividends to our stockholders equal to approximately 90% of our annual net income. We intend to maintain this dividend payout ratio in the future, subject to a number of commercial factors, including the interests of our stockholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. The amount of our net income determined for purposes of calculating our annual dividend payout will be calculated based on Taiwan IFRSs, which may differ from the amount of our net income determined in accordance with IFRSs.

B. Significant Changes

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares. The closing price for our common shares on the TWSE on March 31, 2014 was NT$93.7 per share.

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

We did not execute any capital reduction plan during 2012 and 2013.

	Closing Price Per Common Share(1)		Average Daily Trading Volume
	High	Low
	NT$	NT$	(in thousands)
2009	62.54	52.08	20,048
2010	78.94	57.37	13,142
2011	93.12	73.39	14,355
2012	89.91	78.08	11,753
First Quarter	89.13	80.31	22,153
Second Quarter	83.78	78.08	10,347
Third Quarter	88.87	83.38	8,355
Fourth Quarter	89.91	86.12	7,180
2013	96.70	86.78	7,498
First Quarter	89.91	86.78	7,138
Second Quarter	96.53	87.35	7,717
Third Quarter	96.70	92.56	8,105
Fourth Quarter	94.60	90.60	7,005
October	94.60	90.60	10,653
November	93.30	91.40	5,658
December	93.40	91.80	4,642
2014 (through April 21)	94.50	90.10	6,962
First Quarter	93.70	90.10	7,704
January	92.80	91.70	7,947
February	92.00	90.10	8,699
March	93.70	91.30	6,689
Second Quarter (through April 21)	94.50	93.20	3,996
April (through April 21)	94.50	93.20	3,996

(1)	The historical prices and volumes of our common shares traded on the Taiwan Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 21, 2014 was US$31.22 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2009	19.50	15.11	759
2010	26.05	17.40	590
2011	32.22	24.73	375
2012	30.85	26.30	355
First Quarter	29.43	26.56	716
Second Quarter	28.05	26.30	358
Third Quarter	30.09	27.84	188
Fourth Quarter	30.85	29.37	161
2013	32.58	29.06	206
First Quarter	31.14	29.06	260
Second Quarter	31.13	29.25	179
Third Quarter	32.58	30.53	164
Fourth Quarter	32.09	30.68	226
October	32.09	31.00	324
November	31.49	30.68	175
December	31.28	30.70	167
2014 (through April 21)	31.28	29.13	155
First Quarter	30.84	29.13	170
January	30.84	29.27	202
February	30.28	29.13	178
March	30.72	30.02	131
Second Quarter (through April 21)	31.28	30.80	87
April (through April 21)	31.28	30.80	87

(1)	The historical prices and volumes of our ADSs traded on the New York Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 21, 2014, a total of 24,903,289 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not Republic of China persons are required to hold these shares through a brokerage or custodial account in the Republic of China.

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

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our articles of incorporation, includes (i) Telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the Republic of China, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) design, engineering and operation of information software and hardware service businesses, (v) apparatus and electric appliance installation and construction business, (vi) television program production, distribution and commercial business, (vii) broadcasting program distribution and commercial business, and (viii) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

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

The Ministry of Transportation and Communications, on behalf of the government of the Republic of China, owned approximately 35.29% of our outstanding common shares as of December 31, 2013. The remainder of our outstanding shares is held by public stockholders and other investors.

Directors and Audit Committee

Our articles of incorporation provide for a board of directors consisting of seven to fifteen directors, and one-fifth of these directors shall be professionals of domain knowledge. Under Article 12 of our articles of incorporation, we shall establish an audit committee starting from our 7th term of our board of directors. As a result, our new audit committee started from the date of the annual general meeting on June 25, 2013. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” Pursuant to Article 14-4 of the ROC Securities and Exchange Act, for a company that has established an audit committee, unless otherwise provided for by law, the provisions regarding supervisors in ROC Securities and Exchange Act, the ROC Company Act, and other laws and regulations shall apply mutatis mutandis to the audit committee.

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

If our board of directors decides, by resolution, to commit any act in violation of any law or our articles of incorporation, any of our independent directors or any stockholder who has continuously held our shares for a period of one year or longer may request our board of directors to discontinue such act. One or more stockholders who have held more than 3% of our issued and outstanding shares for over a year may require an independent director to bring an action on our behalf against a director for losses suffered by us as a result of the director’s unlawful actions or failure to act by sending a written request to any of our independent directors. In addition, if our stockholders’ meeting resolves to institute an action against a director, we shall, within 30 days from the date of such resolution, institute such an action. In the case of a lawsuit between us and a director, an independent director shall act on our behalf, unless otherwise provided by law; and our stockholders meeting may also appoint some other person to act on our behalf in a lawsuit.

According to the Republic of China Company Act, our board of directors owes fiduciary duty to us. Our directors are liable to compensate us if they breach their fiduciary duty. In addition, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall specify such conflict; if the conflict may cause damages to the company, the director shall abstain from voting on the matter, and shall not serve as a proxy and vote on behalf of another director.

According to our articles of incorporation, the remuneration of the directors shall be determined by the board of directors based on the participation and the contribution of each director in the business operation of the Company and referencing the regular standards of other corporations in the similar industry. Our articles of incorporation also provide that we may make compensation to all directors and such compensation shall not exceed 0.2% of our distributable earnings and may be approved only by a validly convened stockholders’ meeting. Our articles of incorporation do not impose a mandatory retirement age for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director. According to our current internal Loan Procedures, we may not extend any loan to our directors.

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

We are not permitted to distribute dividends or make other distributions to stockholders in any year in which we do not have any net income or retained earnings (excluding reserves). The Republic of China Company Act also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our stockholders at a stockholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus undistributed retained earnings from prior years will be distributed as dividends to stockholders. Under our articles of incorporation, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Pursuant to our current articles of incorporation, prior to distributing any dividends to our stockholders, we were required to first distribute (i) between 2% and 5% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors as compensation. Also, in accordance to a clarification letter issued by the Ministry of Economic Affairs of Taiwan for the explanation of Article 64 of the Business Accounting Law on January 24, 2007, starting from January 1, 2008, employee bonuses are now categorized as an expense instead of as distributable earnings.

Under the Republic of China Company Act, if we do not incur a loss, we are permitted to make distributions on a pro rata basis to our stockholders of additional common shares or cash by the legal reserve, the premium derived from the issuance of new shares and the income from endowments received by us. We are allowed to make the above distributions to our stockholders by legal reserve only if the legal reserve exceeds 25% of our paid-in capital. Furthermore, subject to the provision under our articles of incorporation, such distribution should firstly be made by the premium derived from the issuance of new shares.

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

Meetings of Stockholders

We are required by the Republic of China Company Act and our articles of incorporation to hold a general meeting of our stockholders within six months following the end of each fiscal year, unless for specific legitimate reason or approved otherwise by the relevant authorities. Commencing from January 1, 2012, we must hold a general shareholders meeting within six months after the end of fiscal year and may not seek any extension for such meeting accordingly to newly amended Article 36 of Securities and Exchange Act. These meetings are generally held in Taipei, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any stockholder or stockholders who have held

3% or more of the outstanding common shares for more than one year. Stockholders’ meetings may also be convened by an independent director. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more our issued and outstanding shares are entitled to submit one written proposal each year for consideration at our annual general stockholders’ meeting in accordance with the Republic of China Company Act.

Voting Rights

As previously required by the Republic of China Company Act, our articles of incorporation provide that a holder of common shares has one vote for each common share. Cumulative voting applies to the election of our directors. Separate ballots may be held for the election of independent directors.

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a stockholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the Republic of China Company Act, the approval by at least a majority of the common shares represented at a stockholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to our articles of incorporation;

•	entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations;

•	transfer of the whole or substantial part of our business or assets;

•	taking over of the whole of the business or assets of any other company which would have significant impact on our operations;

•	distribution of any share dividend;

•	dissolution;

•	merger or spin-off; and

•	removing of directors.

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

C. Other Rights of Stockholders

Under the Republic of China Company Act, dissenting stockholders are entitled to appraisal rights in certain major corporate actions, such as a planned transfer of the whole or part of the business or a proposed merger by us. A dissenting stockholder may request us to purchase back all of the shares owned by the stockholder at a fair price determined by mutual agreement or determined by the court if a mutual agreement cannot be reached. Stockholders may exercise their appraisal rights by serving notice in writing to us prior to the related stockholders’ meeting and/or by raising his objection at the stockholders’ meeting. Moreover, a stockholder has the right to file a petition in the court for annulment of any resolution adopted at a stockholders’ meeting where the procedures for convening the stockholders’ meeting or the method of adopting the resolutions at the meeting is contrary to law or our articles of incorporation. One or more stockholders who have held more than 3% of the issued and outstanding shares of a company continuously for more than one year may require an independent director to institute, on behalf of us, an action against a director. In addition, one or more stockholders who has/have continuously held 3% or more of the total number of the outstanding shares of our company for more than one year may require the board of directors to convene a special stockholders’ meeting by sending a written request to the board of directors.

The Republic of China Company Act allows stockholders holding 1% or more of the total issued shares of a company to submit, during the period of time prescribed by us no less than 10 days, one proposal in writing for discussion at the general meeting of stockholders. It also provides that a company may adopt a nomination procedure for election of directors. We have adopted a nomination procedure for election of directors as stipulated in our articles of incorporation which provides that stockholders holding 1% or more of our total issued shares may submit to us a list of candidates for director, including independent director, along with relevant information and supporting documents.

Register of Stockholders and Record Dates

Our share registrar, Yuanta Securities Co., Ltd., maintains our register of stockholders at its offices in Taipei, Taiwan. Under the Republic of China Company Act and our articles of incorporation, we may, by giving advance public notice, set a record date and close the register of stockholders for a specified period in order for us to determine the stockholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

•	general stockholders’ meeting—60 days;

•	special stockholders’ meeting—30 days; and

•	relevant record date—5 days.

Annual Consolidated Financial Statements

At least ten days before the annual general stockholders’ meeting, our annual consolidated financial statements prepared in accordance with Taiwan-IFRSs must be available at our principal office in Taipei, Taiwan for inspection by the stockholders.

Transfer of Common Shares

Under the current ROC Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. In accordance with our articles of incorporation, all of our shares are currently issued and transferred in book-entry form instead of issuing physical share certificates. On the book closure date, the Taiwan Depository & Clearing Corporation, or the TDCC, will deliver the names and addresses of the shareholders as of the book closure date to our registrar, Yuanta Securities Co., Ltd. Only shareholders as of the book closure date can assert shareholder rights against us.

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

Preemptive Rights

Distributions of statutory preemptive rights for common shares in compliance with Republic of China law are not subject to any Republic of China tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to securities transaction tax at the rate of 0.3% of the gross amount received. A Non-Resident Individual is subject to income tax at a flat rate of 15% for such capital gains. A Non-Resident Entity is exempted from income tax for such capital gains and is further exempted from the AMT. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to capital gains tax at the rate of 20% of the gains realized.

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

Taxation of Dividends

The gross amount of distributions (other than certain pro rata distributions of shares to all stockholders) you receive on your shares or ADSs, including net amounts withheld in respect of Republic of China withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date actually or constructively received by the depositary. You will not be entitled to claim a dividends-received deduction allowed to corporations under the Code with respect to distributions you receive from us.

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

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date actually or constructively received by the depositary, regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are converted into U.S. dollars on the date they are actually or constructively received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Republic of China tax imposed on the disposition of shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. If you are an individual or other non-corporate holder and have held the shares or ADSs being sold or otherwise disposed for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Any Republic of China securities transaction taxes that you pay generally will not be creditable foreign taxes for U.S. federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2013, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Information Return under Section 6045B of the Internal Revenue Code

Section 6045B of the Code imposes certain reporting requirements on us with respect to any organizational action that affects the basis of our shares or ADSs, such as the capital reduction plan described in Item 9 under “A. Offer and Listing Details”. We intend to comply with the requirements by making available on our website IRS Form 8937, “Report of Organizational Actions Affecting Basis of Securities”, with respect to such capital reduction plan and any other such organizational action.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2013 would have increased or decreased by NT$22.2 million (US$0.7 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2013, our cash and cash equivalents amounted to NT$14.6 billion (US$0.5 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) securities denominated in foreign currencies.

We entered into currency swap and forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. We had no outstanding currency swap contracts as of December 31, 2013. Outstanding forward exchange contracts on December 31, 2013 were as follows:

FX Instrument	Currencies Involved		Maturity Period	Contract Amount
Forward exchange contracts-Buy	NT$	/US$	2014.01	NT$	90 million/US$3 million

Note 37 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of our available-for-sale equity securities, including publicly-traded equities, and we manage our equity investment portfolio in accordance with our internal regulations.

The table below presents the carrying amount and unrealized gain or loss for our available-for-sale equity securities traded in an active market and with quoted market price as of December 31, 2013.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(in millions)
Available-for-sale equity securities
Domestic listed stocks	$3,046	$84	$227
Foreign listed stocks	24	12	—

	3,070	96	227

The total value of our available-for-sale equity portfolio amounted to NT$3.1 billion (US$102.4 million) as of December 31, 2013, which decreased approximately 43% compared with the total value of our equity portfolio as of December 31, 2012. This decrease was mainly due to the fact that we redeemed all our interests in several open-ended mutual funds. Compared to a net unrealized gain of NT$262 million on our equity portfolio at the end of 2012, we recognized a net unrealized loss of NT$131 million (US$4.4 million) on our equity portfolio as of December 31, 2013. The net unrealized loss was mainly due to the decreasing price of the equity securities we held.

For the year ended December 31, 2013, we did not recognize any other-than-temporary impairment losses for listed stocks and we recognized an impairment loss of NT$66 million (US$2.2 million) for non-listed stock. The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our comprehensive income before income tax for the year ended December 31, 2013 would have increased or decreased by NT$153 million (US$5.1 million). However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

Other Market Risk

We have made investments in corporate bonds and bank debentures issued by domestic public companies with strong industry leadership and solid profits. Industries in which we have invested include materials, financials, utilities, technology, and so on. As of December 31, 2013, total value of our investments in corporate bonds and bank debentures amounted to NT$11.8 billion (US$394.4 million), all of which were classified as held-to-maturity financial assets. The fair value of these corporate bonds and bank debentures is valued using market-based observable inputs including duration, yield rate and credit rating, which are subject to fluctuation based on many factors such as prevailing market conditions. However, we do not expect the gains and losses in the values of these investments to have a material impact on our financial condition and results of operations.

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

In the event of refusal to pay the depositary fees and charges, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. ADS holders will receive prior notice of such changes.

Payments by Depositary

In 2013, we received the following net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program:

Item	US$
(in thousands)
Reimbursement of investor relations efforts	360
Reimbursement of legal fees	125
Reimbursement of NYSE listing fees	29
Reimbursement of proxy process expenses	13
Reimbursement of SEC filing fees	3
Reimbursement of Sarbanes-Oxley and accounting related expenses in connection with ongoing SEC compliance and listing requirements	845
Reimbursement of other ADR program-related expenses	110

Total	1,485

*	Total may not equal to sum of all items due to rounding. The amounts in the table are disclosed on a net basis after deducting US$636,366 that has been withheld for U.S. taxes. On December 17, 2010, the IRS published General Legal Advice Memorandum 2010-006 (the GLAM), which concludes that payments made by a U.S. depository institution to a non-U.S. corporation for expenses the ADR issuer incurs to institute a sponsored ADR program are treated as U.S.-source royalty income. Such income is therefore subject to a U.S. withholding tax of 30% or a lower applicable income tax treaty rate.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our acting chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and acting chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), or IFRSs, and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRSs, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements as of and for the year ended December 31, 2013. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRSs”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRSs, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 28, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan The Republic of China

April 28, 2014

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Chung-Fern Wu is our audit committee financial expert and independent director. See “Item 6. Directors, Senior Management and Employees—   C. Board Practices.”

The SEC has indicated that the designation of Dr. Wu as the audit committee financial expert does not: (i) make Dr. Wu an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Dr. Wu that are greater than those imposed on her as a member of the audit committee and the board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, employees and officers, including our chief executive officer and acting chief financial officer. We have posted a copy of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at http://www.cht.com.tw/en/aboutus/companyrules.html

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	Year Ended December 31
	2012		2013
	(in millions)
Audit fees(1)	NT$	56.9	NT$	57.9	US$	1.9
Audit-related fees(2)		—		—		—
Tax fees(3)		—		—		—
All other fees(4)		4.5		5.5		0.2

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above. The amount for the years ended December 31, 2012 and 2013 mainly consisted of professional services rendered by the Deloitte & Touche for consultation of the Personal Information Protection Act.

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

The Legal Framework. In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or ROC Company Act, the ROC Securities Exchange Act, regulations promulgated by the Securities and Futures Bureau of the Financial Supervisory Commission and, to the extent they are listed on the TWSE, listing rules of the TWSE. Corporate governance principles under provisions of ROC law may differ in significant ways to corporate governance standards for non-foreign private issuers listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are not in conformity with ROC laws or regulations or generally prevailing business practices in Taiwan. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE.

Director Independence. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a majority of independent directors on the board of directors. The ROC Securities Exchange Act requires the independent directors of a public company to comprise of no less than one-fifth of the board of directors. We currently have five independent directors on our thirteen-member board of directors. We follow the standards regulated under ROC Securities Exchange Act and by the FSC for determining director independence, which are comparable to the standards imposed by the NYSE.

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

Audit Committee. On April 1, 2003, the SEC adopted final rules relating to the audit committee requirements. Foreign private issuers listed on the NYSE were required to comply with the related NYSE corporate governance rules by July 31, 2005. Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual. According to the NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE, the board must review status of any audit member that serves on more than three audit committees. There is no such requirement under the ROC law, which allows a person to serve as an independent director on up to four public companies in the ROC.

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

On February 20, 2013, the FSC of the ROC announced that any (i) financial holding company, bank, bill finance company or insurance company, (ii) listed company whose paid-in capital reaches NT$50 billion or (iii) integrated securities firm controlled by a financial holding company, should establish an audit committee to replace supervisors. As a result, our new audit committee started from the date of the annual general meeting on June 25, 2013. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” As a result, we now simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC.

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

Compensation Committee. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a compensation committee, composed entirely of independent directors. The Article 14-6 of ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e., Financial Supervisory Commission) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for description of our compliance.

Code of Business Conduct and Ethics. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies must adopt a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We have adopted Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, supervisors, managers, employees and persons having substantial control over us. We have filed Code of Ethics and Ethical Corporate Management Best Practice Principles as an exhibit to our annual report filed with the U.S. SEC and a copy is available to any stockholder upon request.

Equity Compensation Plans. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require that equity compensation plans be approved by a company’s stockholders. Under the ROC Company Act and the ROC Securities and Exchange Act, stockholders’ approval is required for the distribution of employee bonuses and any issuances of restricted stock to employees, while the board of director has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the FSC and to approve share buy-back programs and transfer of shares to employees under such programs. We intend to follow only the ROC requirements.

Means to Communicate with Non-Management Directors. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to establish a means for stockholders, employees and other interested parties to communicate with non-management directors. The ROC law does not have comparable requirements. However, according to the Best Practice Principles, companies are required to establish channels of communication with employees and encourage employees to communicate directly with the management or directors so as to reflect employees’ opinions about the management, financial conditions and material decisions of the company concerning employee welfare. We have complied with these provisions.

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

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Statute of Chunghwa Telecom Co., Ltd. as last amended on November 29, 2000 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2*	Articles of incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on June 25, 2013.

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

8.1*	List of Subsidiaries.

11.1*	Code of Ethics (English translation), as last amended by the board of directors on August 13, 2013.

11.2*	Ethical Corporate Management Best Practice Principles (English translation), as last amended by the board of directors on August 13, 2013.

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Acting Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/S/ LIH-SHYNG TSAI
Name: Lih-Shyng Tsai
Title: Chairman and Chief Executive Officer

Date: April 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of January 1, 2012, December 31, 2012 and December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2012 and 2013, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of January 1, 2012, December 31, 2012 and December 31, 2013, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”).

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE
Deloitte & Touche Taipei, Taiwan The Republic of China

April 28, 2014

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan or U.S. Dollars)

		January 1, 2012	December 31, 2012	December 31, 2013
	Notes	NT$	NT$	NT$	US$ (Note 6)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3, 7	$26,407	$30,938	$14,585	$489
Financial assets at fair value through profit or loss	3, 8	46	3	—	—
Available-for-sale financial assets	3, 9	2,499	2,250	24	1
Held-to-maturity financial assets	3, 10	1,201	4,250	4,264	143
Trade notes and accounts receivable, net	3, 4, 11	22,396	24,355	22,901	768
Accounts receivable from related parties	39	34	44	69	2
Inventories	3, 4, 12, 40	4,822	7,196	7,848	263
Prepayments	13, 38	1,889	1,986	2,224	75
Other current monetary assets	8, 14, 27	43,051	24,449	4,636	155
Other current assets	8, 20	3,039	4,476	3,962	133

Total current assets		105,384	99,947	60,513	2,029

NONCURRENT ASSETS
Available-for-sale financial assets	3, 9	2,818	5,746	5,470	183
Held-to-maturity financial assets	3, 10	13,495	11,796	7,502	251
Investments accounted for using equity method	3, 16	2,520	2,191	2,359	80
Property, plant and equipment	3, 4, 17, 38, 40	295,032	297,342	302,714	10,148
Investment properties	3, 4, 18	9,060	7,789	8,018	269
Intangible assets	3, 4, 19	6,278	5,782	44,399	1,488
Deferred income tax assets	3, 31	1,056	1,306	1,506	50
Prepayments	13, 39	3,547	3,554	3,608	121
Other noncurrent assets	20, 27, 40	3,858	4,596	4,883	164

Total noncurrent assets		337,664	340,102	380,459	12,754

TOTAL		$443,048	$440,049	$440,972	$14,783

(Continued)

		January 1, 2012	December 31, 2012	December 31, 2013
	Notes	NT$	NT$	NT$	US$ (Note 6)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	21	$75	$111	$254	$9
Financial liabilities at fair value through profit or loss	3, 8	4	2	—	—
Trade notes and accounts payable	23	14,265	13,513	15,589	523
Payables to related parties	39	788	837	557	19
Current tax liabilities	3, 31	8,044	7,139	6,171	207
Other payables	24	26,302	26,102	26,792	898
Provisions	3, 25	148	221	129	4
Advance receipts	26	11,502	10,194	9,464	317
Current portion of long-term loans	22	702	8	300	10
Other current liabilities		1,955	1,598	1,599	53

Total current liabilities		63,785	59,725	60,855	2,040

NONCURRENT LIABILITIES
Long-term loans	22	1,058	2,050	1,400	47
Deferred income tax liabilities	3, 31	111	98	101	3
Provisions	3, 25	34	45	123	4
Customers’ deposits	39	5,014	4,911	4,835	162
Accrued pension liabilities	3, 27	2,950	4,577	5,482	184
Deferred revenue		3,888	3,839	3,701	124
Other noncurrent liabilities		866	1,314	1,335	45

Total noncurrent liabilities		13,921	16,834	16,977	569

Total liabilities		77,706	76,559	77,832	2,609

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock		77,574	77,574	77,574	2,601
Additional paid-in capital		168,872	168,877	163,294	5,474
Retained earnings
Legal reserve		66,122	70,829	74,819	2,508
Special reserve		2,676	2,676	2,676	90
Unappropriated earnings		45,888	39,037	40,075	1,344

Total retained earnings		114,686	112,542	117,570	3,942

Other adjustments		29	161	(144)	(5)

Total equity attributable to stockholders of the parent	15, 28	361,161	359,154	358,294	12,012
NONCONTROLLING INTERESTS	15	4,181	4,336	4,846	162

Total equity		365,342	363,490	363,140	12,174

TOTAL		$443,048	$440,049	$440,972	$14,783

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		Year Ended December 31
		2012	2013
	Notes	NT$	NT$	US$ (Note 6)
REVENUES	29, 39	$221,420	$227,981	$7,643

OPERATING COSTS	12, 39	141,513	147,289	4,938

GROSS PROFIT		79,907	80,692	2,705

OPERATING EXPENSES
Marketing		22,208	25,164	844
General and administrative		4,021	4,190	140
Research and development		3,698	3,726	126

Total operating expenses	39	29,927	33,080	1,110

OTHER INCOME AND EXPENSES	30	(1,569)	59	2

INCOME FROM OPERATIONS		48,411	47,671	1,597

NON-OPERATING INCOME AND EXPENSES
Interest income		742	563	19
Other income	30, 39	441	356	12
Other gains and losses	30, 39	(139)	(124)	(4)
Financial costs	30	(22)	(36)	(1)
Share of the profit of associates and joint venture accounted for using equity method	16	520	666	23

Total non-operating income and expenses		1,542	1,425	49

INCOME BEFORE INCOME TAX		49,953	49,096	1,646
INCOME TAX EXPENSE	3, 31	7,336	6,478	217

NET INCOME		42,617	42,618	1,429

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans		(1,539)	(617)	(21)
Share of remeasurements of defined benefit pension plans of associates		(18)	(39)	(1)
Income tax relating to items that will not be reclassified	31	265	105	4

		(1,292)	(551)	(18)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		Year Ended December 31
		2012	2013
	Notes	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$(58)	$129	$4
Share of exchange differences arising from the translation of the foreign operations of associates		(8)	4	—
Unrealized gain (loss) on available-for-sale financial assets		192	(392)	(14)
Income tax relating to items that may be reclassified subsequently		—	(6)	—

		126	(265)	(10)

Total other comprehensive income (loss), net of income tax		(1,166)	(816)	(28)

TOTAL COMPREHENSIVE INCOME		$41,451	$41,802	$1,401

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$41,492	$41,494	$1,391
Noncontrolling interests		1,125	1,124	38

		$42,617	$42,618	$1,429

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$40,350	$40,636	$1,362
Noncontrolling interests		1,101	1,166	39

		$41,451	$41,802	$1,401

EARNINGS PER SHARE	32
Basic		$5.35	$5.35	$0.18

Diluted		$5.33	$5.34	$0.18

EARNINGS PER EQUIVALENT	32
ADS
Basic		$53.49	$53.49	$1.79

Diluted		$53.34	$53.40	$1.79

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
			Retained Earnings				Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets		Total Equity Attributable to Stockholders’ of the Parent
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings			Total Other Adjustments		Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2012	$77,574	$168,872	$66,122	$2,676	$45,888	$114,686	$(39)	$68	$29	$361,161	$4,181	$365,342

Appropriation of 2011 earnings
Legal reserve	—	—	4,707	—	(4,707)	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(42,362)	(42,362)	—	—	—	(42,362)	—	(42,362)
Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(893)	(893)
Net income for the year ended December 31, 2012	—	—	—	—	41,492	41,492	—	—	—	41,492	1,125	42,617
Other comprehensive income for the year ended December 31, 2012	—	—	—	—	(1,274)	(1,274)	(58)	190	132	(1,142)	(24)	(1,166)

Total comprehensive income for the year ended December 31, 2012	—	—	—	—	40,218	40,218	(58)	190	132	40,350	1,101	41,451

Exercise of employee stock option of a subsidiary	—	5	—	—	—	—	—	—	—	5	38	43
Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(91)	(91)

BALANCE, DECEMBER 31, 2012	77,574	168,877	70,829	2,676	39,037	112,542	(97)	258	161	359,154	4,336	363,490

Appropriation of 2012 earnings
Legal reserve	—	—	3,990	—	(3,990)	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(35,913)	(35,913)	—	—	—	(35,913)	—	(35,913)
Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(811)	(811)
Cash distributed from capital surplus	—	(5,589)	—	—	—	—	—	—	—	(5,589)	—	(5,589)
Net income for the year ended December 31, 2013	—	—	—	—	41,494	41,494	—	—	—	41,494	1,124	42,618
Other comprehensive income for the year ended December 31, 2013	—	—	—	—	(553)	(553)	103	(408)	(305)	(858)	42	(816)

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	40,941	40,941	103	(408)	(305)	40,636	1,166	41,802

Exercise of employee stock option of subsidiaries	—	6	—	—	—	—	—	—	—	6	44	50
Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	—	70	70
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—	—	—	—	2	2
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	39	39

BALANCE, DECEMBER 31, 2013	$77,574	$163,294	$74,819	$2,676	$40,075	$117,570	$6	$(150)	$(144)	$358,294	$4,846	$363,140

BALANCE, DECEMBER 31, 2013 (IN MILLIONS OF US$—Note 6)	$2,601	$5,474	$2,508	$90	$1,344	$3,942	$—	$(5)	$(5)	$12,012	$162	$12,174

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$49,953	$49,096	$1,646
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	31,037	30,954	1,038
Amortization	1,123	1,238	42
Provision for (reversal of) doubtful accounts	(1,451)	253	8
Interest expenses	22	36	1
Interest income	(742)	(563)	(19)
Dividend income	(21)	(79)	(3)
Compensation cost of employee share options	—	70	2
Share of the profit of associates and joint venture accounted for using equity method	(520)	(666)	(23)
Impairment loss on available-for-sale financial assets	203	66	2
Provision for inventory and obsolescence	113	203	7
Impairment loss on property, plant and equipment	301	254	9
Impairment loss (reversal of) on investment properties	1,261	(246)	(8)
Impairment loss on intangible assets	5	18	1
Gain on disposal of financial instruments	(113)	(76)	(3)
Loss (gain) on disposal of property, plant and equipment	2	(85)	(3)
Gain on disposal of investments accounted for using equity method	—	(13)	(1)
Valuation loss on financial instruments at fair value through profit or loss, net	1	1	—
Loss (gain) on foreign exchange	(18)	19	1
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	74	9	—
Trade notes and accounts receivable	(509)	1,219	41
Receivables from related parties	(10)	(25)	(1)
Inventories	(2,487)	(855)	(29)
Other current monetary assets	(118)	(1)	—
Prepayment	(104)	(287)	(10)
Other current assets	(1,518)	590	10
Increase (decrease) in:
Trade notes and accounts payable	(804)	2,076	70
Payables to related parties	49	(280)	(9)
Other payables	(263)	447	8
Provisions	84	(14)	—
Advance receipts	(1,308)	(730)	(24)
Other current liabilities	(383)	88	20
Deferred revenue	(49)	(138)	(5)
Accrued pension liabilities	88	289	10

Cash generated from operations	73,898	82,868	2,778

Interest paid	(29)	(36)	(1)
Income tax paid	(8,213)	(7,544)	(253)

Net cash provided by operating activities	65,656	75,288	2,524

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan or U.S. Dollars)

	Year Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	$(30)	$—	$—
Proceeds from disposal of designated financial assets at fair value through profit or loss	57	—	—
Acquisition of available-for-sale financial assets	(4,502)	(1,822)	(61)
Proceeds from disposal of available-for-sale financial assets	1,824	3,989	134
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(32,934)	(18,199)	(610)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	51,653	37,928	1,271
Acquisition of held-to-maturity financial assets	(3,865)	—	—
Proceeds from disposal of held-to-maturity financial assets	2,451	4,236	142
Capital reduction of available-for-sale financial assets	35	36	1
Proceeds from disposal of hedging derivative assets	—	15	1
Derecognition of hedging derivative liabilities	—	(108)	(4)
Acquisition of investments accounted for using equity method	(26)	(90)	(3)
Proceeds from disposal of investments accounted for using equity method	—	24	1
Capital reduction of investments accounted for using equity method	65	16	1
Acquisition of property, plant and equipment	(33,280)	(36,382)	(1,220)
Proceeds from disposal of property, plant and equipment	33	205	7
Acquisition of intangible assets	(632)	(39,872)	(1,337)
Increase in noncurrent assets	(624)	(291)	(10)
Interest received	853	672	23
Cash dividends received	315	475	16

Net cash used in investing activities	(18,607)	(49,168)	(1,648)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	857	1,399	47
Repayment of short-term loans	(821)	(1,256)	(42)
Proceeds from long-term loans	400	—	—
Repayment of long-term loans	(102)	(358)	(12)
Increase (decrease) customers’ deposits	63	(50)	(2)
Increase in other liabilities	447	22	1
Cash dividends and cash distributed from additional paid-in capital	(42,362)	(41,502)	(1,391)
Proceeds from exercise of employee stock option granted by subsidiaries	43	50	2
Dividends paid to noncontrolling interests	(893)	(811)	(27)
Other change in noncontrolling interests	(102)	42	1

Net cash used in financing activities	(42,470)	(42,464)	(1,423)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(48)	(9)	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,531	(16,353)	(547)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	26,407	30,938	1,036

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$30,938	$14,585	$489

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2013

(In Millions of New Taiwan, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to industry-specific regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the management on April 28, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Starting from January 1, 2012, the Company has prepared its financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”) (collectively, “IFRSs”).

The consolidated financial statements for the year ended December 31, 2013 is its first IFRS consolidated financial statements. Prior to 2013, the Company prepared and reported its consolidated financial statements in accordance with accounting principles generally accepted in the Republic of China with reconciliation of net income and balance sheet differences of its consolidated financial statements to accounting principles generally accepted in the United States. The date of transition to IFRSs was January 1, 2012. Refer to Note 43 for the impact of IFRS conversion on the Company’s consolidated financial statements.

Statement of Compliance

The consolidated financial statements have been prepared in conformity with IFRSs.

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below.

The opening balance sheet at the date of transition is prepared in accordance with the recognition and measurement required by IFRS 1. According to IFRS 1, the Company is required to apply each effective IFRS retrospectively in its opening balance sheet at the date of transition to IFRSs; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are described in Note 43.

Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	assets held primarily for the purpose of trading;

b.	assets expected to be realized within twelve months after the reporting period; and

c.	cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	liabilities held primarily for the purpose of trading;

b.	liabilities due to be settled within twelve months after the reporting period; and

c.	liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as non-current.

Light Era Development Co., Ltd. (LED) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries). Control is achieved when the Company (a) has power over the investee; (b) is exposed, or has rights, to variable returns from its involvement with the investee; and (c) has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Company, other vote holders or other parties;

•	Rights arising from other contractual arrangements; and

•	Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

The noncontrolling interests in the subsidiaries and the equity attributable to stockholders are presented separately.

Allocation of comprehensive income to the noncontrolling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the noncontrolling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the noncontrolling interests even if it results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	January 1, 2012	December 31, 2012	December 31, 2013	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	28	1)
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	January 1, 2012	December 31, 2012	December 31, 2013	Note
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51	51
	Honghwa Human Resources Co., Ltd. (“HHR”)	Human resources service	—	—	100	2)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100
	Chief International Corp. (“CIC”)	Internet communication and internet data center (“IDC”) service	100	100	100
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100
Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishing service	100	100	100
Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	100	100	100
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	53	53	51	3)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	January 1, 2012	December 31, 2012	December 31, 2013	Note
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100	100
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	—	—	100	4)
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale electronic materials, electronic materials and general retail investment industry	—	—	100	5)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100	100
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	January 1, 2012	December 31, 2012	December 31, 2013	Note
Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	—	75	75	6)
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	—	51	51	7)

(Concluded)

1)	The Company’s equity ownership of SENAO decreased from 28.44% as of January 1, 2012 to 28.30% and 28.18% as of December 31, 2012 and 2013, respectively, due to the exercise of options by SENAO’s employees. The Company owns 28% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements.
2)	Chunghwa established 100% owned subsidiary of HHR in January 2013.
3)	The Company’s equity ownership of CHPT decreased from 53.19% as of December 31, 2012 to 50.62% as of December 31, 2013 due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus.
4)	CHPT established 100% owned subsidiary of CHPT (JP) in January 2013.
5)	CHPT established 100% owned subsidiary of CHPT (International) in July 2013.
6)	JZIT was established in January 2012 and CHC owns 75% ownership of JZIT.
7)	HXIT was established in November 2012 and CHC owns 51% ownership of HXIT.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2013:

Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquire and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

For each business combination, the Company shall measure at the acquisition date components of noncontrolling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation at either fair value or at the noncontrolling interest’s proportionate share of the acquiree’s identifiable net assets.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items denominated in foreign currencies are recognized in profit or loss when the transactions occur.

Foreign-currency nonmonetary assets or liabilities (such as equity instruments) that are carried at fair value are revalued using prevailing exchange rates at the balance sheet date and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Chunghwa use New Taiwan dollars as the functional currency. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into New Taiwan dollars using exchange rates prevailing at the end of each balance date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity attributed to noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalent includes treasury bills, commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, are highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. For qualifying assets, cost includes capitalized borrowing costs.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

Investments in Associates and Joint Venture

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as joint venture.

The operating results and identifiable net assets of associates and joint venture are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate and joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, any impairment losses, and other comprehensive income of the associate and joint venture. The Company also recognizes the changes in the Company’s share of equity of associates and joint venture attributable to the Company.

When the Company reduces its ownership interest in an associate or a joint venture but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets, liabilities and contingent liabilities of an associate and joint venture recognized at the date of acquisition is recognized as goodwill, which is included in the carrying amount of the investment and shall not be amortized.

The entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When a Company entity transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate and the joint venture that are not related to the Company.

Property, Plant and Equipment

When future economic benefits are expected to inflow to the Company and costs can be evaluated reliably, property, plant and equipment that are held for use in the production or supply of goods or services, or for administrative purposes for over one year are measured at costs. Subsequent to initial recognition, property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed periodically, however, at least annually, with the effect of any changes in estimates accounted for on a prospective basis.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation and accumulated impairment losses are deducted from the corresponding accounts, and any gain or loss is recognized in profit or loss as incurred.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties also include land held for a currently undetermined future use as such land is regarded as held for capital appreciation.

Investment properties are measured initially at cost, including direct costs of bringing the assets to intended use. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment.

The Company uses the straight line method to depreciate the assets, that is, to evenly allocate the cost less residual value over the expected useful lives of the investment properties.

Upon disposal of investment properties, the related cost, accumulated depreciation and accumulated impairment losses are deducted from the corresponding accounts, and any gain or loss is recognized in profit or loss as incurred.

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

When the Company disposes of an operation within a cash-generating unit (group of units) to which goodwill has been allocated, the goodwill associated with that operation should be included in the carrying amount of the operation when determining the gain or loss on disposal; and measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit (group of units) retained.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed periodically, however, at least annually, with the effect of any changes in estimate being accounted for on a prospective basis. Except for the intangible assets to be disposed by the Company before the end of the useful lives, the residual values of intangible assets with finite useful lives are expected to be zero.

Upon disposal of intangible assets, the related cost, accumulated amortization and accumulated impairment losses are deducted from the corresponding accounts, and any gain or loss is recognized in profit or loss as incurred.

Impairment of Tangible and Intangible Assets Other Than Goodwill

When an indication of impairment is identified for tangible and intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Financial Instruments

Financial assets and financial liabilities are recognized when a consolidated entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

Regular way purchases or sales of financial assets are accounted for using trade date accounting. The regular way of transaction means the purchase or sale of financial assets delivered within the time frame established by regulation or convention in the marketplace.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on measurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the Company has positive intention and ability to hold to maturity other than those that are designated as at fair value through profit or loss or as available-for-sale and those that meet the definition of loans and receivables on initial recognition. When the counterparties of the Company’s investments have good credit quality, and the Company has positive intention and ability to hold to maturity, the investments are classified as held-to-maturity financial assets.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

The effective interest rate method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that discounts the estimated future cash receipts through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

Listed stocks, emerging market stocks, open-end mutual funds, unlisted stocks and corporate bonds held by the Company in an active market and classified as AFS are measured at fair value at the end of each reporting period. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting would be immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity investments and trade notes and accounts receivable, assets are assessed for impairment on a collective and individual basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable and other receivables is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

c.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable (includes the transfer of non-cash assets or assumption of liabilities) is recognized in profit or loss.

d.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to risk of foreign exchange rate and the fluctuation on stock price, including foreign exchange forward contracts, cross currency swap contracts and index future contracts.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of the derivative is positive, it is recognized as a financial asset; otherwise, it is recognized as a financial liability.

Hedge Accounting

The Company designates certain derivative instruments as fair value hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the line of the consolidated statement of comprehensive income relating to the hedged item.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting.

Provisions

Provisions for the expected cost of warranty obligations under sale of goods are recognized at the date of sale of the relevant products, at the management’s best estimate of the expenditure required to settle the Company’s obligation.

Revenue Recognition

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

a.	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the Company; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Services revenue is recognized when service is provided.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including domestic and international), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from products and air time in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Services revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method with actuarial calculations being carried out at the year end. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the balance sheet with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss and past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

•	Net interest expense or income; and

•	Remeasurement.

The retirement benefit obligation recognized in the consolidated balance sheet represents the actual deficit or surplus in the Company’s defined retirement benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Share-based Payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed over the vesting period, with a corresponding adjustment to additional paid-in capital—employee stock options. For those options with graded vesting schedules, each installment is treated as a separate share option grant for purposes of determining the grant date fair value. Expenses are recognized at the grant date in profit or loss if vested immediately.

At the balance sheet date, the Company reviews its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital—employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current and deferred taxes are recognized in profit or loss, except for those relate to items recognized in other comprehensive income or directly in equity; in which cases, the relevant tax effects (current and deferred taxes) are also recognized in other comprehensive income or directly in equity, respectively.

a.	Current tax

The current tax is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Income tax (10%) on undistributed earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, loss carryforwards, unused tax credits from purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the balance sheet date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of accounts receivable

When there is objective evidence showing indications of impairment, the Company will consider the estimation of future cash flows. The amount of impairment will be measured as the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, the impact from discounting short-term receivables is not material; therefore, the impairment of short-term receivables is based on the undiscounted estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

b.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made at the end of reporting period. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period. Estimates of net realizable value also take into consideration. Inventory write-downs are determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

c.	Impairment of tangible and intangible assets

In the process of evaluating the potential impairment of tangible and intangible assets, the Company is required to consider internal and external indicators of impairment and make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups within the context of the telecommunication industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviews the estimated useful lives of property, plant and equipment at the balance sheet date.

e.	Recognition and measurement of defined benefit plans

Accrued pension liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

5.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

New and Revised IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)
IFRS 9	Financial Instruments	Tentatively determined as January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date and Transition Disclosure	Tentatively determined as January 1, 2018
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
Amendments to IAS 36	Recoverable Amount Disclosure for Non-financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IFRSs (Amendments)	Annual Improvements to IFRSs 2010-2012 Cycle

The amendments to IFRS 2 apply to share-based payment transactions for which the grant date is on or after July 1, 2014; the amendments to IFRS 3 apply to business combinations occurred on or after July 1, 2014; the amendments to IFRS 13 are effective immediately; the amendments to the remaining standards are effective for annual periods beginning on or after July 1, 2014.

IFRSs (Amendments)	Annual Improvements to IFRSs 2011-2013 Cycle	Effective for annual periods beginning on or after July 1, 2014

(Concluded)

Note:   The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following items, the Company believes the adoption of the aforementioned new and revised IFRSs will not have material impact on the Company’s financial statements.

a.	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets are measured at their fair values at the balance sheet date. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

The mandatory effective date of IFRS 9, which was previously set on January 1, 2015, was removed and will be reconsidered once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement.

The Company anticipates that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Company’s financial assets. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

b.	Amendments to IAS 36 “Recoverable Amount Disclosure for Non-financial Assets”

In issuing IFRS13 “Fair Value Measurement”, the IASB made some consequential amendments to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that the disclosure of such recoverable amount is required during the period when an impairment loss has been recognized or reversed. Furthermore, the Company is required to disclose the discount rate used in current and previous measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique. The Company is currently evaluating the impact on the adoption of the amendments.

c.	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”

The amendments to IAS 39 provide an exception to the requirement for the discontinuation of hedge accounting. The amendment states that the novation of a hedging instrument should not be considered an expiration or termination giving rise to the discontinuation of hedge accounting when a hedging derivative is novated:

As a consequence of laws and regulations, or the introduction of laws and regulations, one or more clearing counterparties replace the original counterparty; and

Any changes in terms of the novated derivative are limited to those necessary to effect the replacement of the counterparty.

Any changes to the derivative’s fair value arising from the novation would be reflected in its measurement and therefore in the measurement and assessment of hedge effectiveness. The Company does not anticipate that the application of these amendments to IAS 39 will have a significant impact on the Company’s consolidated financial statements as the Company does not have any novation of derivatives.

6.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 31, 2013, which was NT$29.83 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.	CASH AND CASH EQUIVALENTS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Cash
Cash on hand	$239	$447	$236
Bank deposits	5,115	5,731	10,592

	5,354	6,178	10,828

Cash equivalents
Commercial paper	18,966	18,957	2,375
Time deposits with maturities of less than three months	610	1,213	1,382
Negotiable certificate of deposit	1,177	4,590	—
Treasury bills	300	—	—

	21,053	24,760	3,757

	$26,407	$30,938	$14,585

The annual yield rates of bank deposits, commercial paper, time deposits with maturities of less than three months from acquisition, negotiable certificate of deposit and treasury bills were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
Bank deposits	0.00%-0.75%	0.00%-0.75%	0.00%-0.76%
Commercial paper	0.45%-0.80%	0.71%-0.74%	0.60%-0.65%
Time deposits with maturities of less than three months	0.40%-5.50%	0.88%-4.70%	0.05%-5.10%
Negotiable certificate of deposit	0.63%-0.72%	0.83%-0.96%	—
Treasury bills	0.70%	—	—

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—	$—
Currency swap contracts	6	3	—

	6	3	—
Financial assets designated as at fair value through profit or loss Convertible bonds	40	—	—

	$46	$3	$—

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—	$—
Currency swap contracts	4	2	—
Index future contracts	—	—	—

	$4	$2	$—

(Concluded)

The Company did not apply hedge accounting on the aforementioned contracts at the balance sheet date.

Outstanding currency swap contracts and forward exchange contracts as of balance sheet dates were as follows:

	Currency		Maturity Period	Contract Amount (In Millions)
January 1, 2012
Currency swap contracts	US$	/NT$	2012.01-2012.03	US$	43/NT$1,307
	US$	/NT$	2012.01-2012.02	US$	19/NT$571
Forward exchange contracts—buy	NT$	/US$	2012.01	NT$	60/US$2

December 31, 2012
Currency swap contracts	US$	/NT$	2013.01-2013.03	US$	34/NT$991
	US$	/NT$	2013.01-2013.03	US$	32/NT$929
Forward exchange contracts—buy	NT$	/US$	2013.01	NT$	154/US$5

December 31, 2013
Forward exchange contracts—buy	NT$	/US$	2014.01	NT$	90/US$3

Outstanding index future contracts of subsidiaries on January 1, 2012 were as follows:

	Maturity Period	Units	Contract Amount (In Millions)
January 1, 2012
TAIFEX futures
TX	2012.01	2	NT$	3
TX	2012.02	4	NT$	6
TX	2012.03	37	NT$	52
TE	2012.03	19	NT$	11
TF	2012.01	8	NT$	6
TF	2012.02	5	NT$	4
TF	2012.03	15	NT$	12

The deposits paid for outstanding index future contracts of subsidiaries (included in other current assets) were $5 million as of January 1, 2012.

The Company did not have any outstanding index future contracts as of December 31, 2012 and 2013.

The Company entered into the above currency swap contracts, forward exchange contracts and index future contracts to manage its exposure to foreign currency risk fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

The convertible bonds owned by subsidiaries were hybrid financial instruments that were financial assets designated as at fair value through profit or loss.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Equity securities
Domestic listed stocks and emerging stocks	$528	$3,278	$3,046
Domestic and foreign open-end mutual funds	2,137	2,190	—
Domestic non-listed stocks	2,470	2,328	2,224
Foreign non-listed stocks	105	140	200
Foreign listed stocks	—	10	24

	5,240	7,946	5,494

Debt securities
Corporate bonds	77	50	—

	$5,317	$7,996	$5,494

Current	$2,499	$2,250	$24
Non-current	2,818	5,746	5,470

	$5,317	$7,996	$5,494

Since the range of fair values measurement of the non-listed stocks is significant and the probabilities of the various estimates cannot be reasonably assessed, thus the above non-listed stocks investment owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI evaluated and concluded its available-for-sale financial assets were partially impaired, and recorded an impairment loss of $203 million and $66 million for the years ended December 31, 2012 and 2013, respectively.

10.	HELD-TO-MATURITY FINANCIAL ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Corporate bonds	$13,790	$14,791	$10,513
Bank debentures	906	1,255	1,253

	$14,696	$16,046	$11,766

Current	$1,201	$4,250	$4,264
Non-current	13,495	11,796	7,502

	$14,696	$16,046	$11,766

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
(In Millions)
Corporate bonds

Par value	$13,865	$15,955	$10,473

Nominal interest rate	1.20%-2.98%	1.15%-2.90%	1.15%-2.49%
Effective interest rate	0.83%-2.89%	1.00%-2.89%	1.00%-1.95%
Average expiry date	4 years	4 years	4 years

Bank debentures

Par value	$900	$1,250	$1,250

Nominal interest rate	1.37%-1.60%	1.25%-1.60%	1.25%-1.60%
Effective interest rate	1.25%-1.40%	1.15%-1.40%	1.15%-1.40%
Average expiry date	4 years	4 years	4 years

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Trade notes and accounts receivable
Trade notes and accounts receivable	$24,819	$25,166	$23,823
Less: Allowance doubtful accounts	(2,423)	(811)	(922)

	$22,396	$24,355	$22,901

The average credit terms range from 30 to 90 days. In determining the recoverability of a trade receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risks is limited.

As of January 1, 2012, December 31, 2012 and December 31, 2013, the trade and accounts receivables that were neither past due nor impaired amounted to $21,108 million, $23,798 million and $22,399 million, respectively.

Aging of receivables that are past due but not impaired was as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Less than 30 days	$178	$188	$132
31-60 days	84	49	41
61-90 days	59	36	14
91-120 days	9	8	85
121-180 days	—	—	2
More than 181 days	11	9	12

	$341	$290	$286

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Balance, beginning of year	$2,423	$811
Add: Provision for (reversal of) doubtful accounts	(1,473)	239
Deduct: Amounts written off	(139)	(128)

Balance, end of year	$811	$922

The amount of allowance for doubtful accounts assessed individually included the impairment loss of accounts receivable from certain companies in liquidation process or in significant financial difficulties, which were $7 million, $164 million and $221 million as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively.

Chunghwa evaluated the results of procedures implemented to enhance the collection of accounts receivable as well as the experience of decreases in uncollected receivables, and decided to refine the estimates used in the allowance calculation which led to the reversal of allowance for doubtful accounts for the year ended December 31, 2012.

12.	INVENTORIES

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Merchandise	$2,999	$4,243	$5,221
Project in process	770	795	520
Work in process	12	18	26
Raw materials	25	36	26

	3,806	5,092	5,793
Land held for sale	579	15	—
Land and building held for sale	—	55	8
Construction in progress	290	—	44
Land held under development	111	—	1,999
Land held for development	36	2,034	4

	$4,822	$7,196	$7,848

The operating costs related to inventories were $44,150 million and $50,860 million for the years ended December 31, 2012 and 2013, respectively.

For the years ended December 31, 2012 and 2013, the costs of valuation loss on inventories recognized as operating cost included the amount of $113 million and $203 million, respectively.

The capitalized borrowing costs of construction in progress were not significant for both 2012 and 2013.

As of January 1, 2012, December 31, 2012 and December 31, 2013, inventories of $1,023 million, $2,042 million and $2,057 million, respectively, were expected to be recovered for a time period longer than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held for sale on January 1, 2012 was for Wan-Xi, Li-Shui (A) projects and Covent projects. Land held for sale on December 31, 2012 was for Wan-Xi and Li-Shui (A) projects.

Land and building held for sale on December 31, 2012 and 2013 was for the Guang-Diang project.

Land held under development and construction in progress on January 1, 2012 was for Guang-Diang and Li-Shui (A) projects. Land held under development and construction in progress on December 31, 2013 was for Qingshan Sec., Dayuan Township, Taoyuan County.

Land held for development on January 1, 2012 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City and Yucheng Sec., Nangang Dist., Taipei City. Land held for development on December 31, 2012 was for Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City, Yucheng Sec., Nangang Dist., Taipei City and Qingshan Sec., Dayuan Township, Taoyuan County. Land held for development on December 31, 2013 was for Yucheng Sec., Nangang Dist., Taipei City.

Subsection 2 Gongyuan Sec., Zhongzheng Dist, Taipei City was sold in July 2013.

13.	PREPAYMENTS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Prepaid rents	$3,852	$3,566	$3,389
Others	1,584	1,974	2,443

	$5,436	$5,540	$5,832

Current
Prepaid rents	$994	$919	$953
Others	895	1,067	1,271

	$1,889	$1,986	$2,224

Non-current
Prepaid rents	$2,858	$2,647	$2,436
Others	689	907	1,172

	$3,547	$3,554	$3,608

14.	OTHER CURRENT MONETARY ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$40,982	$22,264	$2,535
Receivables from the Fund for Privatization of Government—owned Enterprises under the Executive Yuan	1,284	869	1,318

Others	785	1,316	783

	$43,051	$24,449	$4,636

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at each period end were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
Time deposits and negotiable certificate of deposit with maturities of more than three months	0.25%-3.30%	0.25%-3.30%	0.11%-3.30%

15.	NON-WHOLLY OWNED SUBSIDIARIES THAT HAVE NONCONTROLLING MATERIAL INTERESTS

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation and Principal Place of Business	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
		January 1, 2012	December 31, 2012	December 31, 2013
Senao International Co., Ltd.	Taiwan	72%	72%	72%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Year Ended December 31		January 1, 2012	December 31, 2012	December 31, 2013
	2012	2013
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Senao International Co., Ltd.	$1,066	$1,022	$3,534	$3,811	$4,302

Individually immaterial subsidiaries with noncontrolling interests			647	525	544

			$4,181	$4,336	$4,846

The Company owns 28% equity shares of Senao International Co., Ltd. (SENAO). However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements.

Summarised financial information in respect of SENAO that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

Senao International Co., Ltd.	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Current assets	$7,559	$8,723	$8,134

Non-current assets	$1,704	$1,926	$2,386

Current liabilities	$4,221	$5,247	$4,439

Non-current liabilities	$79	$100	$91

Equity attributable to the parent	$1,429	$1,491	$1,688

Noncontrolling interests	$3,534	$3,811	$4,302

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Revenue	$35,241	$43,033
Expenses	33,758	41,610

Profit for the year	$1,483	$1,423

Profit attributable to the parent	$417	$401
Profit attributable to the noncontrolling interests	1,066	1,022

Profit for the year	$1,483	$1,423

Other comprehensive income (loss) attributable to the parent	$(9)	$12
Other comprehensive income (loss) attributable to the noncontrolling interests	(24)	30

Other comprehensive income (loss) for the year	$(33)	$42

Total comprehensive income attributable to the parent	$408	$413
Total comprehensive income attributable to the noncontrolling interests	1,042	1,052

Total comprehensive income for the year	$1,450	$1,465

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Dividends paid to noncontrolling interests	$827	$739

Net cash inflow (outflow) from operating activities	$1,554	$(240)

Net cash outflow from investing activities	$(196)	$(274)

Net cash outflow from financing activities	$(1,111)	$(993)

Net cash inflow (outflow)	$247	$(1,507)

The Company’s equity ownership of SENAO decreased from 28.44% as of January 1, 2012 to 28.30% and 28.18% as of December 31, 2012 and 2013, due to the exercise of options by SENAO’s employees. The total proceeds from exercise of employee stock options were $43 million and $42 million for the years ended December 31, 2012 and 2013, respectively. The partial proceeds of $38 million and $36 million were attributed to noncontrolling interests for the years ended December 31, 2012 and 2013, respectively.

The Company’s equity ownership of CHPT decreased from 53.19% as of December 31, 2012 to 50.62% as of December 31, 2013 due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus. The total proceeds from exercise of employee stock options were $8 million, substantially all of which were attributed to noncontrolling interests for the year ended December 31, 2013.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Associates	$2,269	$1,950	$2,131
Joint venture	251	241	228

	$2,520	$2,191	$2,359

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Listed

Senao Networks, Inc. (“SNI”)	$332	$393	$484

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	462	542	520
International Integrated System, Inc. (“IISI”)	257	276	290
Viettle-CHT Co., Ltd.	255	265	278
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	612	192	180
Skysoft Co., Ltd. (“SKYSOFT”)	111	124	152
So-net Entertainment Taiwan Limited (“So-net”)	34	31	92
Kingwaytek Technology Co., Ltd. (“KWT”)	74	76	74
Alliance Digital Technology Co., Ltd. (“ADT”)	—	—	29
HopeTech Technologies Limited (“HopeTech”)	21	22	25
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	1	8	6
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	110	21	1
Panda Monium Company Ltd.	—	—	—

	$2,269	$1,950	$2,131

At the end of the reporting period, the percentage of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Right
	January 1, 2012	December 31, 2012	December 31, 2013
Senao Networks, Inc. (“SNI”)	41	40	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	33	33	33
Viettle-CHT Co., Ltd.	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Kingwaytek Technology Co., Ltd. (“KWT”)	33	33	33
Alliance Digital Technology Co., Ltd. (“ADT”)	—	—	19
HopeTech Technologies Limited (“HopeTech”)	45	45	45
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49	49	49
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	40	33	13
Panda Monium Company Ltd.	43	43	43

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
The Company’s share of the profit	$529	$680
The Company’s share of other comprehensive income (loss)	(26)	(35)

The Company’s share of total comprehensive income	$503	$645

SNI was listed in December 2013. The fair value based on the closing market prices of SNI as of the balance sheet date is as follows:

December 31, 2013
NT$
(In Millions)
SNI	$2,545

SENAO’s equity ownership of SNI decreased from 40% as of December 31, 2012 to 34% as of December 31, 2013 for the following reasons: (1) not participating in capital increase of SNI; (2) disposal some shares of SNI; and (3) the exercise of options by SNI’s employees.

SENAO disposed of 245 thousand shares of SNI in December 2013 and the amount of profit and loss recognized was as follows:

Year Ended December 31, 2013
NT$
(In Millions)
Proceeds from disposal	$24
Carrying amount of the disposed investment	(9)
Reclassification adjustment upon disposal—exchange differences arising from the translation of the net investment in foreign operations	(2)

Profit or loss, net	$13

Chunghwa participated in the capital increase of So-net by investing $60 million in March 2013. The ownership interest remains 30% after the capital increase.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far Eastone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30 million cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established an associate, DZIM, in May 2011. Chunghwa invested $115 million cash and held 40% ownership of DZIM in May 2011. Chunghwa participated in the capital increase of DZIM by investing $14 million in May 2012 but did not subscribe to the shares at its corresponding proportion. Thus, the ownership interest decreased from 40% to 33% after the capital increase of DZIM. DZIM reduced its capital by $193 million in December 2012; Chunghwa received $65 million from the capital reduction and the ownership interest remains at 33%. DZIM reduced its capital to offset the deficits amounting to $131 million and made capital reduction of $49 million during its stockholders’ meeting held on March 31, 2013. Chunghwa received $16 million form the capital reduction. Chunghwa did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. The Company still has two seats out of five seats in the board of directors; therefore it remains an investor with significant influence over DZIM. DZIM engages mainly in information technology service and general advertisement service.

COI participated in the capital increase of Sertec by investing $12 million in February 2012. COI remained 49% ownership of Sertec after the capital increase.

The Company’s share of profit (loss) and other comprehensive income (loss) of associates was recorded based on financial statements of the associates prepared in conformity with IFRSs for the years ended December 31, 2012 and 2013.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership and Voting Rights
	January 1, 2012	December 31, 2012	December 31, 2013	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
(In Millions)
Non-listed
Huada Digital Corporation (“HDD”)	$251	$241	$228	50	50	50

Chunghwa invested in HDD in September 2011 at $250 million cash to acquire 50% of its shares and the rest of 50% ownership interest was held by HTC Corporation (“HTC”). After the stockholders’ meeting of HDD held on March 2, 2012, Chunghwa and HTC each obtained half of director seats. Thus, neither entity obtained control over HDD. HDD engages mainly in providing software services.

Summarized financial information of joint venture that was not material to the Company was as follows:

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
The Company’s share of the loss	$(9)	$(14)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(9)	$(14)

The Company’s share of loss of the joint venture was recorded based on audited financial statements for the years ended December 31, 2012 and 2013.

17.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2011	2012	2013
	NT$	NT$	NT$
	(In Millions)
Carrying amount
Land	$102,122	$102,197	$102,263
Land improvements	504	480	443
Buildings	47,619	46,604	45,586
Computer equipment	3,889	3,886	4,395
Telecommunications equipment	124,300	121,530	122,804
Transportation equipment	1,273	2,045	2,073
Miscellaneous equipment	1,636	1,917	2,297
Construction in progress and advances related to acquisition of equipment	13,689	18,683	22,853

	$295,032	$297,342	$302,714

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost

Balance on January 1, 2012	$102,122	$1,521	$67,289	$14,808	$655,543	$2,527	$7,220	$13,689	$864,719
Additions	—	—	—	51	30	1	108	33,531	33,721
Disposal	(17)	(5)	(47)	(921)	(11,204)	(399)	(417)	—	(13,010)
Effect of foreign exchange differences	—	—	—	(1)	(1)	—	(1)	(21)	(24)
Other	92	32	187	1,297	25,008	1,186	678	(28,516)	(36)

Balance on December 31, 2012	$102,197	$1,548	$67,429	$15,234	$669,376	$3,315	$7,588	$18,683	$885,370

Balance on January 1, 2013	$102,197	$1,548	$67,429	$15,234	$669,376	$3,315	$7,588	$18,683	$885,370
Additions	—	—	6	68	72	1	285	36,295	36,727
Disposal	(56)	(9)	(18)	(1,132)	(14,778)	(158)	(439)	—	(16,590)
Effect of foreign exchange differences	—	—	—	2	7	—	(9)	—	—
Other	122	8	141	1,824	28,441	587	990	(32,125)	(12)

Balance on December 31, 2013	$102,263	$1,547	$67,558	$15,996	$683,118	$3,745	$8,415	$22,853	$905,495

Accumulated depreciation and impairment

Balance on January 1, 2012	$—	$(1,017)	$(19,670)	$(10,919)	$(531,243)	$(1,254)	$(5,584)	$—	$(569,687)
Depreciation Expenses	—	(56)	(1,220)	(1,342)	(27,534)	(408)	(461)	—	(31,021)
Disposal	—	5	47	918	11,191	398	416	—	12,975
Impairment losses	—	—	—	—	(281)	—	(20)	—	(301)
Effect of foreign exchange differences	—	—	—	—	2	—	—	—	2
Other	—	—	18	(5)	19	(6)	(22)	—	4

Balance on December 31, 2012	$—	$(1,068)	$(20,825)	$(11,348)	$(547,846)	$(1,270)	$(5,671)	$—	$(588,028)

Balance on January 1, 2013	$—	$(1,068)	$(20,825)	$(11,348)	$(547,846)	$(1,270)	$(5,671)	$—	$(588,028)
Depreciation Expenses	—	(57)	(1,245)	(1,380)	(26,977)	(550)	(728)	—	(30,937)
Disposal	—	9	18	1,129	14,735	158	421	—	16,470
Impairment losses	—	—	—	—	(254)	—	—	—	(254)
Effect of foreign exchange differences	—	—	—	(1)	22	—	(27)	—	(6)
Other	—	12	80	(1)	6	(10)	(113)	—	(26)

Balance on December 31, 2013	$—	$(1,104)	$(21,972)	$(11,601)	$(560,314)	$(1,672)	$(6,118)	$—	$(602,781)

The Company determined that some telecommunications equipment and miscellaneous equipment will not have future economic benefits, and wrote off their carrying amount to nil, which resulted in an impairment loss of $301 million and $254 million for the years ended December 31, 2012 and 2013, respectively.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	3-10 years
Computer equipment	3-8 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

18.	INVESTMENT PROPERTIES

	December 31
	2011	2012	2013
	NT$	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$9,060	$7,789	$8,018

Cost	$9,249	$9,260	$9,260

Investment Properties
NT$
(In Millions)
Accumulated depreciation and impairment

Balance on January 1, 2012	$(189)
Depreciation expense	(16)
Recognized impairment loss	(1,261)
Reclassification	(5)

Balance on December 31, 2012	$(1,471)

Balance on January 1, 2013	$(1,471)
Depreciation expense	(17)
Reversal of impairment loss	246

Balance on December 31, 2013	$(1,242)

The fair values of investment properties were based on appraisals conducted by independent appraisers. Those appraisals are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2011	2012	2013
	NT$	NT$	NT$
	(In Millions)
Fair value	$15,058	$15,511	$17,501

Overall capital interest rate	1.46%	1.46%	1.46%-2.20%
Profit margin ratio	12%-15%	12%-15%	12%-20%
Discount rate	1.36%	1.36%	1.36%
Capitalization rate	1.5%-2.05%	1.5%-2.05%	0.68%-2.02%

After evaluating the investment properties, the Company determined that some land and buildings were impaired and recognized an impairment loss of $1,261 million for the year ended December 31, 2012.

The fair value associated with certain properties increased during 2013 and therefore the Company reversed a portion of previously recognized impairment losses amounting to $246 million for the year ended December 31, 2013.

The fair values of impaired investment properties were based on appraisals conducted by independent appraisers and are Level 3 in the hierarchy of valuations in IFRS 13. The appraisers used comparison approach or cost approach to estimate the fair values. For comparison approach, the valuation was based on observable inputs from comparable property transactions. For cost approach, the overall capital interest rate, profit margin ratio and discount rate were used in measuring fair value. The fair value less costs to sell is higher than the value in use and hence the recoverable amount of the relevant assets has been determined on the basis of their fair value less costs to sell. The fair values of these properties were $2,685 million and $2,858 million and the cost of disposal were $4 million and $5 million as of December 31, 2012 and 2013, respectively.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-10 years

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Carrying amount
3G and 4G concession	$5,240	$4,492	$42,818
Computer software	751	1,015	1,331
Goodwill	181	181	163
Others	106	94	87

	$6,278	$5,782	$44,399

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2012	$10,179	$1,733	$181	$139	$12,232
Additions-acquired separately	—	630	—	2	632
Disposal	—	(298)	—	(24)	(322)

Balance on December 31, 2012	$10,179	$2,065	$181	$117	$12,542

Balance on January 1, 2013	$10,179	$2,065	$181	$117	$12,542
Additions-acquired separately	39,075	796	—	1	39,872
Disposal	—	(225)	—	—	(225)
Effect of foreign exchange difference	—	1	—	—	1

Balance on December 31, 2013	$49,254	$2,637	$181	$118	$52,190

Accumulated amortization and impairment
Balance on January 1, 2012	$(4,939)	$(982)	$—	$(33)	$(5,954)
Amortization expenses	(748)	(366)	—	(9)	(1,123)
Disposal	—	298	—	24	322
Impairment loss	—	—	—	(5)	(5)
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2012	$(5,687)	$(1,050)	$—	$(23)	$(6,760)

Balance on January 1, 2013	$(5,687)	$(1,050)	$—	$(23)	$(6,760)
Amortization expenses	(749)	(481)	—	(8)	(1,238)
Disposal	—	225	—	—	225
Impairment loss	—	—	(18)	—	(18)
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2013	$(6,436)	$(1,306)	$(18)	$(31)	$(7,791)

(Concluded)

For long-term business development, Chunghwa participated in mobile broadband (4G) license bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $39,075 million in November 2013. Amortization of the 4G concession fee would commence at the date the network is available for use. Chunghwa expects to amortize the 4G concession fee from the second half of 2014 to December 2030.

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The computer software is amortized using the straight-line method over the estimated useful lives of 2 to 10 years.

The 3G concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018. Goodwill is not amortized.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years.

CHPT recognized an impairment loss of $5 million on the patent for the year ended December 31, 2012.

The Company did not recognize any impairment loss on goodwill for the year ended December 31, 2012. Goodwill amounted to $18 million arising from the business combination of a subsidiary, CHI, was fully impaired for the year ended December 31, 2013 because CHI underwent organizational downsizing.

20.	OTHER ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Spare parts	$2,306	$4,046	$3,008
Refundable deposits	1,760	2,087	2,210
Other financial assets	1,000	1,000	1,000
Others	1,831	1,939	2,627

	$6,897	$9,072	$8,845

Current	$3,039	$4,476	$3,962
Noncurrent	3,858	4,596	4,883

	$6,897	$9,072	$8,845

Current
Spare parts	$2,306	$4,046	$3,008
Others	733	430	954

	$3,039	$4,476	$3,962

Noncurrent
Refundable deposits	$1,760	$2,087	$2,210
Other financial assets	1,000	1,000	1,000
Others	1,098	1,509	1,673

	$3,858	$4,596	$4,883

Other financial assets—noncurrent relates to the Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

21.	SHORT-TERM LOANS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
(In Millions)
Unsecured loans	$75	$111	$254

Annual interest rate	1.25%-1.53%	1.25%-2.40%	1.18%-2.40%

22.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Secured loans	$1,651	$2,050	$1,700
Unsecured loans	109	8	—

	1,760	2,058	1,700
Less: Current portion of long-term loans	702	8	300

	$1,058	$2,050	$1,400

The annual interest rates of loans were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
Secured loans	1.10%-1.83%	1.13%-2.10%	1.15%-2.10%
Unsecured loans	2.01%-2.04%	2.01%	—

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300 million and $1,350 million will become due in December 2014 and September 2015, respectively. LED obtained another secured loan from Chang Hwa Bank in December 2012 at $400 million which will be due in December 2017; LED repaid $350 million in February 2013.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and all were repaid in January 2013.

CHPT obtained a secured loan from the E.SUN Commercial Bank in February 2009. Interest and the principal were paid monthly from March 2009 and all were repaid in February 2012.

23.	TRADE NOTES AND ACCOUNTS PAYABLE

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Trade notes and accounts payable	$14,265	$13,513	$15,589

Trade notes and accounts payable were attributable to operating activities, and the trading term and conditions were agreed separately.

24.	OTHER PAYABLES

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Other payables

Accrued salary and compensation	$10,506	$9,838	$10,336
Payables to contractors	1,834	2,380	2,733
Accrued franchise fees	2,246	2,164	2,009
Payables to equipment suppliers	1,870	1,884	1,820
Amounts collected for others	1,201	1,327	1,326
Accrual amounts for bonuses to employees and remuneration to directors and supervisors	2,344	1,785	980
Accrued maintenance costs	898	988	991
Others	5,403	5,736	6,597

	$26,302	$26,102	$26,792

25.	PROVISIONS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Warranties	$148	$221	$201
Employee benefits	33	42	47
Others	1	3	4

	$182	$266	$252

Current	$148	$221	$129
Noncurrent	34	45	123

	$182	$266	$252

	Warranties	Employee Benefits	Others	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2012	$148	$33	$1	$182
Additional provisions recognized	166	9	2	177
Used during the period	(92)	—	—	(92)
Unused amounts reserved	(1)	—	—	(1)

Balance on December 31, 2012	$221	$42	$3	$266

Balance on January 1, 2013	$221	$42	$3	$266
Additional provisions recognized	153	5	1	159
Used during the period	(173)	—	—	(173)

Balance on December 31, 2013	$201	$47	$4	$252

(Concluded)

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.
b.	The provision for employee benefits represents vested long-term service leave entitlements accrued.

26.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan. Bank of Taiwan provided a performance guarantee from selling prepaid cards amounting to $1,058 million as of December 31, 2013.

27.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements. The amount recognized as an expense for defined contribution plans were $311 million and $375 million for the years ended December 31, 2012 and 2013, respectively.

b.	Defined benefit plans

Chunghwa completed its privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees on behalf of MOTC for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized such receivable from MOTC in other current monetary assets.

The Company’s pension plan under the Labor Standards Law is considered as a defined benefit plan that provide benefits based on an employee’s length of service and average last six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. To meet the minimum funding requirement, the Company is to make monthly contributions of at least 2% of eligible employees.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2013 by an independent actuary. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit Method.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	January 1, 2012	December 31, 2012	December 31, 2013
Discount rates	1.75%	1.60%	2.00%
Expected rates of salary increase	1.00%-3.00%	1.00%-2.75%	1.00%-2.75%

Amounts recognized in consolidated statement of comprehensive income in respect of these defined benefit plans are as follows.

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Current service cost	$2,836	$2,906
Net interest expense	26	53

Components of defined benefit costs recognized in profit or loss	2,862	2,959

Remeasurement on the net defined benefit liability:
Return on plan assets	132	(226)
Actuarial gains and losses arising from changes in demographic assumptions	534	(3)
Actuarial gains and losses arising from changes in financial assumptions	300	(858)
Actuarial gains and losses arising from experience adjustments	573	1,704

Components of defined benefit costs recognized in other comprehensive income	1,539	617

	$4,401	$3,576

An analysis by function
Operating cost	$1,719	$1,762
Marketing expenses	803	858
General and administrative expenses	158	162
Research and development expenses	105	100

	$2,785	$2,882

The cumulative amount of actuarial gains and losses recognized in other comprehensive income as of December 31, 2012 and 2013 was $1,539 million and $2,156 million, respectively.

The amount included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Present value of funded defined benefit obligation	$18,697	$22,100	$25,457
Fair value of plan assets	(15,750)	(17,528)	(19,982)

Net liability arising from defined benefit obligation	$2,947	$4,572	$5,475

Accrued pension liabilities	$2,950	$4,577	$5,482
Prepaid pension cost (included in other noncurrent assets—others)	(3)	(5)	(7)

	$2,947	$4,572	$5,475

Movements in the present value of the defined benefit obligation in the current year were as follows.

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Balance, beginning of the year	$18,697	$22,100
Current service cost	2,836	2,906
Interest cost	321	347
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in demographic assumptions	534	(3)
Actuarial gains and losses arising from changes in financial assumptions	300	(858)
Actuarial gains and losses arising from experience adjustments	573	1,704
Benefits paid from plan assets	(1,026)	(632)
Benefits paid directly by the Company	(135)	(107)

Balance, end of the year	$22,100	$25,457

Movements in the fair value of the plan assets were as follows.

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Balance, beginning of the year	$15,750	$17,528
Interest income	295	294
Return on plan assets	(132)	226
Contributions from employer	2,641	2,566
Benefits paid from plan assets	(1,026)	(632)

Balance, end of the year	$17,528	$19,982

The major categories of plan assets and the fair value of plan assets at the end of the reporting period for each category, were as follows:

	Fair Value of Plan Assets
	January 1,	December 31,	December 31,
	2012	2012	2013
Stock and beneficiary certificates	$6,418	$6,677	$8,946
Fixed income investments	5,552	6,417	6,310
Cash	3,760	4,296	4,568
Others	20	138	158

	$15,750	$17,528	$19,982

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

Significant actuarial assumptions for the determination of the defined obligation are discount rate and expected salary increase. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

If the discount rate is 0.5% higher, the defined benefit obligation would decrease by $1,027 million. If the discount rate is 0.5% lower, the defined benefit obligation would increase by $1,097 million.

If the expected salary growth increases by 0.5%, the defined benefit obligation would increase by $1,153 million. If the expected salary growth decreases by 0.5%, the defined benefit obligation would decrease by $1,131 million.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the consolidated balance sheets.

The average duration of the benefit obligation at 31 December, 2013 is from 8 to 18 years.

The Company’s maturity analysis of the benefit payments was as follows.

Year	Amount
NT$
(In Millions)
2014	$1,184
2015	1,807
2016	2,892
2017	3,993
2018 and thereafter	48,096

The Company expects to make a contribution of $2,590 million to the defined benefit plans in the next twelve months starting from December 31, 2013.

28.	EQUITY

a.	Share capital

1)	Common stock

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Number of authorized shares	12,000	12,000	12,000

Authorized shares	$120,000	$120,000	$120,000

Number of shares issued and outstanding	7,757	7,757	7,757

Issued and outstanding shares	$77,574	$77,574	$77,574

The issued common stock of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,110 million shares of common stock of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 111 million units (one ADS represents ten shares of common stock) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,351 million common shares in the form of ADS amounting to 135 million units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505 million and 59 million common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56 million units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,025 million common shares in the form of ADS amounting to 302 million units. As of December 31, 2013, there were 28 million ADSs outstanding, which represent 283 million common shares, representing 3.64% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Addition paid-in capital

The adjustment of additional paid-in capital for the years ended December 31, 2012 and 2013 were as follows:

	Share Premium	Donated Capital	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Share-based Payment Transactions	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2012	$148,211	$13	$—	$—	$20,648	$168,872
Exercise of employee stock option of a subsidiary	—	—	—	5	—	5

Balance on December 31, 2012	$148,211	$13	$—	$5	$20,648	$168,877

Balance on January 1, 2013	$148,211	$13	$—	$5	$20,648	$168,877
Cash distributed from capital surplus	(5,589)	—	—	—	—	(5,589)
Exercise of employee stock option of subsidiaries	—	—	6	—	—	6

Balance on December 31, 2013	$142,622	$13	$6	$5	$20,648	$163,294

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

The additional paid-in capital due to privatization relates to the retrospective adjustment at the date of transition to IFRSs. Please refer to Note 43 to the consolidated financial statement for further details.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

For the years ended December 31, 2012 and 2013, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate. If the shareholders’ meeting approved to distribute the employee bonus as stocks, the share number of the stock bonus were determined by the amount of bonus divided by the fair value of the common stocks which was the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

Special reserve was appropriated in accordance with the relevant laws and regulations or as requested by local authority. Pursuant to existing regulations, the Company is required to set aside additional special reserve equivalent to debit balances under stockholder’s equity. For subsequent decrease in the deduction amount to stockholder’s equity, the decreased amount could be reversed from the special reserve to retained earnings.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations and distributions of the 2011 and 2012 earnings of Chunghwa have been approved by the stockholders on June 22, 2012 and June 25, 2013 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2011	For Fiscal Year 2012	For Fiscal Year 2011	For Fiscal Year 2012
	NT$	NT$	NT$	NT$
	(In Millions)
Legal reserve	$4,707	$3,990
Cash dividends	42,362	35,913	$5.46	$4.63

The stockholders of Chunghwa resolved to distribute cash $0.72 per share and the total amount of $5,589 million from additional paid-in capital on June 25, 2013. Such amount was subsequently paid in August 2013.

The bonuses to the employees and remuneration to the directors and supervisors of the 2011 and 2012 approved by the board of directors and the stockholders on June 22, 2012 and June 25, 2013 were as follows:

	2011	2012
	Cash Bonus	Cash Bonus
	NT$	NT$
	(In Millions)
Bonus distributed to the employees	$2,040	$1,533
Remuneration paid to the directors and supervisors	44	37

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors on June 22, 2012 and June 25, 2013.

Chunghwa’s distributable earnings, bonus distributed to the employees and remuneration paid to the directors and supervisors as of the end of the period were based on the consolidated financial statements of 2012 prepared in conformity with the pre-revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”).

The appropriations of earnings for 2013 had been approved by Chunghwa’s board of directors on March 25, 2014. The appropriations and dividends per share were as follows:

	Appropriation of Earnings
	For Fiscal Year 2013	For Fiscal Year 2013
	NT$	NT$
	(In Millions)
Legal reserve	$2,074
Special reserve	144
Cash dividends	18,526	$2.39

In addition, Chunghwa’s board of directors resolved to distribute cash from additional paid-in-capital of $16,578 million, $2.14 per share, on March 25, 2014.

Information of the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves in accordance with local regulations

Under local regulation, on the first-time adoption of IFRSs, a company should appropriate a special reserve of an amount the same as that of unrealized revaluation increment and cumulative translation differences (gain) transferred to retained earnings as a result of the Company’s use of exemptions under IFRS 1. However, at the date of transitions to IFRSs, if the increase in retained earnings that resulted from all IFRSs adjustments is not enough for this appropriation, only the increase in retained earnings that resulted from all IFRSs adjustments will be appropriated to special reserve. No appropriation of earnings shall be made until any shortage of the aforementioned special reserve is appropriated in subsequent years if the Company has earnings and the original need to appropriate a special reserve is not eliminated.

The adjustments of IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Beginning balance	$68	$258
Unrealized gain (loss) on available-for-sale financial assets	192	(560)
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	—	(6)
Amount reclassified from equity to profit or loss on disposal	(26)	158
Amount reclassified from equity to impairment loss	24	—

Ending balance	$258	$(150)

Unrealized gain (loss) on available-for-sale financial assets were accumulated gains and losses on the available-for-sale financial assets measured at fair value, which were recognized in other comprehensive income and were included in the calculation of the related disposal gain and loss or impairment loss of such financial assets upon reclassified to profits or losses.

f.	Noncontrolling interests

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Beginning balance	$4,181	$4,336
Attributable to noncontrolling interests
Cash dividends paid by subsidiaries to noncontrolling interests	(893)	(811)
Net income of current period	1,125	1,124
Actuarial gains (loss) on the defined benefit plans	(20)	3
Income tax related to actuarial gains and losses	2	(1)
Exchange differences arising from the translation of the net investment in foreign operations	(7)	27
Share of exchange differences arising from the translation of the net investment in foreign operations of associates	(1)	3
Unrealized gain on available-for-sale financial assets	2	11
Income tax relating to unrealized loss on available-for-sale financial assets	—	(1)
Exercise of employee stock option of subsidiaries	38	44
Compensation cost of employee stock options of a subsidiary	—	70
Employee stock bonus issued by a subsidiary	—	2
Increase (decrease) in noncontrolling interests	(91)	39

Ending balance	$4,336	$4,846

29.	REVENUE

The main source of revenue of the Company includes various telecommunications services in various different streams, and the related information were as discussed in Note 42.

30.	NET PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Other income and expenses

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Gain (loss) on disposal of property, plant and equipment, net	$(2)	$85
Impairment loss on property, plant and equipment	(301)	(254)
Reversal gain (impairment loss) on investment properties	(1,261)	246
Impairment loss on intangible assets	(5)	(18)

	$(1,569)	$59

b.	Other income

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Dividends income	$21	$79
Rental income	43	43
Others	377	234

	$441	$356

c.	Other gains and losses

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Net foreign currency exchange gains (losses)	$34	$(100)
Gain on disposal of financial instruments, net	113	76
Gain on disposal of investments accounted for using equity method	—	13
Valuation loss on financial instruments at fair value through profit or loss, net	(1)	(1)
Loss arising on derivatives as designated hedging instruments in fair value hedges, net	—	(93)
Gain arising on adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship, net	—	93
Impairment losses on available-for-sale financial assets	(203)	(66)
Others	(82)	(46)

	$(139)	$(124)

d.	Finance costs

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Interest on bank borrowings	$20	$33
Other interest expenses	2	3

	$22	$36

e.	Impairment loss (reversal gain) on financial instruments

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Notes and account receivables	$(1,473)	$239

Other receivables	$22	$14

Available-for-sale financial assets	$203	$66

f.	Impairment loss (reversal gain) on non-fianacial assets

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Inventories	$113	$203

Property, plant and equipment	$301	$254

Investment properties	$1,261	$(246)

Intangible assets	$5	$18

g.	Depreciation and amortization expenses

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Property, plant and equipment	$31,021	$30,937
Investment properties	16	17
Intangible assets	1,123	1,238

Total depreciation and amortization expenses	$32,160	$32,192

Depreciation expenses summarized by functions
Operating costs	$29,089	$28,813
Operating expenses	1,948	2,141

	$31,037	$30,954

Amortization expenses summarized by functions
Operating costs	$865	$987
Operating expenses	258	251

	$1,123	$1,238

(Concluded)

h.	Employee benefit expenses

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$311	$375
Defined benefit plans	2,785	2,882

	3,096	3,257

Share-based payment
Equity-settled share-based payment	—	70

Other employee benefit
Salaries	24,333	24,942
Insurance	2,288	2,450
Other	14,679	14,411

	41,300	41,803

Total employee benefit expenses	$44,396	$45,130

Summary by functions
Operating costs	$24,928	$25,038
Operating expenses	19,468	20,092

	$44,396	$45,130

i.	Components of others comprehensive income—unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Gains (losses) arising during the year	$209	$(548)
Reclassification adjustments
Upon disposal	(44)	156
Upon impairment	27	—

	$192	$(392)

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the current period	$7,960	$8,138
Income tax benefit of unappropriated earnings	(676)	(1,704)
Income tax adjustments on prior years	32	124
Others	24	21

	7,340	6,579

Deferred tax
Deferred tax expense recognized for the current period	(4)	(101)

Income tax recognized in profit or loss	$7,336	$6,478

A reconciliation of income tax expense calculated at the statutory rate and income tax expense was as follows:

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Income before income tax	$49,953	$49,096

Income tax expense calculated at the statutory rate (17%)	8,492	8,346
Nondeductible expenses in determining taxable income	221	(2)
Imputed income on tax	2	2
Temporary difference	(177)	67
Tax-exempt income	(321)	(265)
10% tax on unappropriated earnings	(676)	(1,704)
Investment credits	(400)	(233)
Loss carryforwards	107	129
Effect of different tax rates of group entities operating in other jurisdictions	(1)	(10)
Adjustments of tax expense on previous years	32	124
Others	57	24

Income tax expense recognized in profit or loss	$7,336	$6,478

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Deferred tax benefit

In respect of the current year:
Unrealised loss on available-for-sale financial assets	$—	$6
Actuarial gains and losses on defined benefit plan	(265)	(105)

Income tax recognized in other comprehensive incomes	$(265)	$(99)

c.	Current tax assets and liabilities

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Current tax assets
Tax refund receivable (included in other current asset-others)	$1	$1	$1

Current tax liabilities
Income tax payable	$8,044	$7,139	$6,171

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and deferred income tax liabilities were as follows:

For the year ended December 31, 2012

Deferred Income Tax Assets	January 1, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2012
	NT$	NT$	NT$	NT$
Temporary differences
Defined benefit obligation	$495	$13	$265	$773
Share of the profit of associates and joint venture accounted for using equity method	41	48	—	89
Deferred revenue	334	(102)	—	232
Impairment loss on property, plant and equipment	12	47	—	59
Valuation loss on inventory	62	(18)	—	44
Estimated warranty liabilities	8	18	—	26
Accrued award credits liabilities	14	(2)	—	12
Unrealized foreign exchange loss (gain), net	—	19	—	19
Others	13	4	—	17

	979	27	265	1,271

Loss carryforwards	74	(42)	—	32
Investment credits	3	—	—	3

	$1,056	$(15)	$265	$1,306

(Concluded)

Deferred Income Tax Liabilities	January 1, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2012
	NT$	NT$	NT$	NT$
Temporary differences
Land value incremental tax	$(95)	$—	$—	$(95)
Unrealized foreign exchange loss (gain), net	(13)	13	—	—
Others	(3)	—	—	(3)

	$(111)	$13	$—	$(98)

For the year ended December 31, 2013

Deferred Income Tax Assets	December 31, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013
	NT$	NT$	NT$	NT$
Temporary differences
Defined benefit obligation	$773	$50	$105	$928
Share of the profit of associates and joint venture accounted for using equity method	89	86	—	175
Deferred revenue	232	(45)	—	187
Impairment loss on property, plant and equipment	59	—	—	59
Valuation loss on inventory	44	12	—	56
Estimated warranty liabilities	26	(2)	—	24
Accrued award credits liabilities	12	9	—	21
Unrealized foreign exchange loss (gain), net	19	(8)	—	11
Others	17	1	—	18

	1,271	103	105	1,479

Loss carryforwards	32	(5)	—	27
Investment credits	3	(3)	—	—

	$1,306	$95	$105	$1,506

(Concluded)

Deferred Income Tax Liabilities	December 31, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013
	NT$	NT$	NT$	NT$
Temporary differences
Land value incremental tax	$(95)	$—	$—	$(95)
Valuation gain on financial instruments, net	—	—	(6)	(6)
Others	(3)	3	—	—

	$(98)	$3	$(6)	$(101)

e.	Items for which no deferred income tax assets have not been recognized

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Loss carryforwards
Expire in 2016	$—	$38	$38
Expire in 2017	—	65	65
Expire in 2018	—	—	130
Expire in 2019	—	—	—
Expire in 2020	—	—	—
Expire in 2021	1	1	—
Expire in 2022	—	4	4
Expire in 2023	—	—	—

	$1	$108	$237

Investment credits
Purchase of machinery and equipment	$—	$—	$—
Research and development	3	—	—
Personnel training expenditures	—	—	—

	$3	$—	$—

Deductible temporary differences	$177	$—	$67

(Concluded)

f.	Information about unused loss carryforwards

As of December 31, 2013, unused loss carryforwards was comprised of:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$ 38	2016
65	2017
130	2018
7	2019
8	2020
10	2021
4	2022
2	2023

$264

g.	The related information under the Integrated Income Tax System is as follows:

Imputation credit account

All Chunghwa’s earnings generated prior to June 30, 1988 have been appropriated.

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Balance of Imputation Credit Account (“ICA”)	$4,899	$4,553	$4,038

The creditable ratio for distribution of earnings of 2012 and 2013 was 19.23% and 20.48% (expected ratio), respectively.

When Chunghwa appropriated the earnings generated in and after 1998, the imputation credit allocated to local shareholders’ was based on the creditable rate as of the date of the dividends distribution date. The actual imputation credits allocated to shareholders of the Chunghwa was based on the balance of the Imputation Credit Accounts (ICA) as of the date of dividend distribution. Therefore, the expected creditable ratio for the 2013 earnings may differ from the actual creditable ratio to be used in allocating imputation credits to the shareholders.

According to legal interpretation No. 10204562810 announced by the Taxation Administration of the Ministry of Finance, when calculating imputation credits in the year of first-time adoption of IFRSs, the cumulative retained earnings include the net increase or net decrease in retained earnings arising from first-time adoption of IFRSs.

h.	Income tax examinations

Chunghwa’s income tax returns have been examined by the tax authorities through 2011 except for 2008. The following subsidiaries income tax returns have been examined by the tax authorities through 2011: SENAO, CHPT, CHSI, CHIEF, CHI, SHE, LED, CHIYP, YYRP, CEI and CHST. Unigate and SFDs’ income tax returns have been assessed by the tax authorities through 2012.

Chunghwa’s income tax returns for 2008 is still under discussion with the tax authorities; however, the disputed amount of $84 million was accrued in 2013.

32.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$41,492	$41,494
Assumed conversion of all dilutive potential common stock Employee stock options of subsidiaries	(4)	(3)

Net income used to compute the diluted earnings per share	$41,488	$41,491

Weighted Average Number of Common Stock

	Year Ended December 31
	2012	2013
	(Millions Shares)
Weighted average number of common stock used to compute the basic earnings per share	7,757	7,757
Assumed conversion of all dilutive potential common stock Employee stock bonus	12	20

Weighted average number of common stock used to compute the diluted earnings per share	7,769	7,777

If Chunghwa may settle the employee bonus in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders approve the number of shares to be distributed to employees in their meeting in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options	Exercise Price
		(In Thousands)	NT$
2005.09.30	2006.05.05	10,000	$12.1 (Original price $16.9)
2007.10.16	2007.10.31	6,181	$42.6 (Original price $44.2)
2012.05.28	2013.04.29	10,000	$89.4 (Original price $93.0)

		26,181

Each option is eligible to subscribe for one common stock of SENAO when exercisable. Under the terms of SENAO Plans, the options are granted at an exercise price at the closing price of the SENAO’s common stocks listed on the TSE on the grant dates except when the closing price is lower than par value, the option exercise price would become par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common stocks, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO elected not to apply IFRS 2 retrospectively for the share-based payment transactions which were granted and vested before the transition date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $70 million for the period from May 7 to December 31, 2013.

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions were as follows:

Stock Options Granted on May 7, 2013
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

Information about SENAO’s outstanding stock options for the years ended December 31, 2012 and 2013 were as follows:

	Year Ended December 31, 2012
	Granted on May 5, 2006		Granted on October 31, 2007
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	280	$12.10	1,998	$42.60
Options exercised	(275)	12.10	(947)	42.60
Options forfeited	(5)	—	—	—

Options outstanding at end of the year	—	—	1,051	42.60

Options exercisable at end of the year	—	—	1,051	42.60

	Year Ended December 31, 2013
	Granted on October 31, 2007		Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	1,051	$42.60	—	$—
Options granted	—	—	10,000	93.00
Options exercised	(980)	42.60	—	—
Options forfeited	(71)	—	(128)	—

Options outstanding at end of the year	—	—	9,872	89.40

Options exercisable at end of the year	—	—	—	—

As of December 31, 2012 information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$42.60	1,051	0.92	$42.60	1,051	$42.60

As of December 31, 2013 information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$89.40	9,872	5.35	$89.40	—	$—

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions SENAO used and the fair value of the options would have been as follows:

	Stock Options Granted on October 31, 2007	Stock Options Granted on May 5, 2006
Dividends yield	1.49%	—
Risk-free interest rate	2.00%	1.75%
Expected life	4.375 years	4.375 years
Expected volatility	39.82%	39.63%
Weighted-average fair value of grants (NT$)	$13.69	$5.88

b.	CHTP share-based compensation plan

CHTP granted one thousand options to some of its employees in December 2008. Under the terms of CHTP Plan, each option entitles the holder to subscribe for one thousand common shares at $12.6 per share when exercisable. The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of the option will vest two and three years after the grant date, respectively, and the remaining 40% will vest four years after the grant date. There is an exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

For the years ended December 31, 2012 and 2013 information about CHTP’s outstanding stock options were as follows:

	Year Ended December 31
	2012		2013
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
		NT$		NT$
Employee stock options
Options outstanding at beginning of the period	920	$10.10	920	$10.10
Options exercised	—	—	(810)	10.10
Options expired	—	—	(110)	10.10

Options outstanding at end of the period	920	10.10	—	—

Options exercisable at end of the period	920	10.10	—	—

As of December 31, 2012, information about employee stock options outstanding is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$		(Years)	NT$		NT$
$10.10	920	1	$10.10	920	$10.10

CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions of CHPT would have been as follows:

Stock Options Granted on December 31, 2008
Dividends yield	—
Risk free interest rate	2.00%
Expected life	3.1 years
Expected volatility	20%
Weighted-average fair value of grants	$3.8

34.	NON-CASH TRANSACTIONS

For the years ended December 31, 2012 and 2013, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Increase in property, plant and equipment	$33,721	$36,727
Other payables	(441)	(345)

	$33,280	$36,382

35.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Leasing arrangements

Except for the ST-2 satellite referred in Note 39 to the consolidated financial statement, the Company entered into several lease agreements with third parties for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Within one year	$2,401	$2,837	$3,061
Longer than one year but within five years	5,750	5,842	6,389
Longer than five years	2,037	2,047	1,720

	$10,188	$10,726	$11,170

b.	The Company as lessor

The Company lease out some land and buildings to third parties. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Within one year	$454	$430	$445
Longer than one year but within five years	962	684	659
Longer than five years	117	100	165

	$1,533	$1,214	$1,269

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

At the management suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, proceeds from new debt or repayment of debt.

37.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Financial assets

Measured at FVTPL
Held for trading (Note d)	$6	$3	$—
Designated as at FVTPL (Note d)	40	—	—
Held-to-maturity financial assets (Note e)	14,696	16,046	11,766
Loans and receivables (Note a)	92,888	80,786	43,192
Available-for-sale financial assets (Note b)	5,317	7,996	5,494

Financial Liabilities

Measured at FVTPL
Held for trading (Note d)	4	2	—
Measured at amortized cost (Note c)	30,340	30,998	33,576

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other current monetary assets and other financial assets (included in other assets). Please refer to Note 7, 11, 14, 20 and 39.
Note b:	Please refer to Note 9.
Note c:	The balances included short-term loans, trade notes and accounts payable, other payables, payables to related parties and long-term loans which were financial liabilities carried at amortized cost. Please refer to Notes 21, 22, 23, 24 and 39.
Note d:	Please refer to Note 8.
Note e:	Please refer to Note 10.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to manage the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively for the risks to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates, interest rates and the prices in equity investments. The Company uses currency swap and forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk management

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Assets
USD	$5,324	$4,251	$4,234
EUR	7	19	5
JPY	1	6	2
SGD	4	6	142
Liabilities
USD	4,051	3,561	3,612
EUR	1,099	1,311	1,298
JPY	5	5	11
SGD	83	21	1

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Assets
USD	$6	$3	$—
Liabilities
USD	4	2	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, forward foreign exchange contracts and currency swap contracts. A positive number below indicates an increase in pre-tax profit where the functional currency weakens 5% against the relevant currency. For a 5% strengthening of the functional currency against the relevant currency, there would be a comparable impact on the profit, and the balances below would be negative.

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$35	$31
EUR	(65)	(65)
JPY	—	—
SGD	(1)	7
Derivatives(b)
USD	104	5

a)	This is mainly attributable to the exposure on the outstanding foreign currency denominated receivables and payables in the Company at the end of the reporting period.
b)	This is mainly attributable to the swaps and forward exchange contracts.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities at the end of the reporting period are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Fair value interest rate risk
Financial assets	$62,468	$47,128	$5,682
Financial liabilities	179	115	224
Cash flow interest rate risk
Financial assets	4,403	5,445	10,609
Financial liabilities	1,656	2,054	1,730

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax profit for the year ended December 31, 2012 would increase/decrease by $8 million. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loans; and other comprehensive income for the year ended December 31, 2012 would decrease/increase by $0.06 million, mainly as a result of the changes in the fair value of available-for-sale instruments with fixed rate.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax profit for the year ended December 31, 2013 would increase/decrease by $22 million. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loans.

3)	Other price risks

The Company is exposed to equity price risks arising from listed equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower:

Other comprehensive income before income tax would increase/decrease by $270 million and $153 million as a result of the changes in fair value of available-for-sale assets for the years ended December 31, 2012 and 2013, respectively.

b.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance.

The Company implemented some measures which have improved the collectability of our accounts receivable. These procedures, which include enhanced credit assessments, strengthened overall risk management and improvements in bill collection practices, have reduced the exposure to uncollected receivables.

Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The Company maintains an allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. When determining the allowance, the Company considers the probability of recoverability based on past customer default experience and their credit status, and economic and industrial factors. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly.

As the Company serves a large consumer base, the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following table details the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities from the earliest date on which the Company can be required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
		NT$	NT$	NT$	NT$	NT$
		(In Millions)
January 1, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$39,009	$—	$2,346	$—	$41,355
Floating interest rate instruments	1.10	5	1	600	1,050	1,656
Fixed interest rate instruments	1.72	91	80	—	8	179

		$39,105	$81	$2,946	$1,058	$43,190

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
		NT$	NT$	NT$	NT$	NT$
		(In Millions)
December 31, 2012

Non-derivative financial liabilities
Non-interest bearing	—	$38,660	$—	$1,793	$—	$40,453
Floating interest rate instruments	1.32	4	—	—	2,050	2,054
Fixed interest rate instruments	1.75	48	—	67	—	115

		$38,712	$—	$1,860	$2,050	$42,622

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$41,958	$—	$980	$—	$42,938
Floating interest rate instruments	1.18	—	20	310	1,400	1,730
Fixed interest rate instruments	1.53	175	35	14	—	224

		$42,133	$55	$1,304	$1,400	$44,892

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table summarized the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
January 1, 2012

Net settled

Index future contracts	$—	$—	$—	$—	$—

Gross settled

Currency swap contracts
Inflow	$940	$937	$—	$—	$1,877
Outflow	938	937	—	—	1,875

	$2	$—	$—	$—	$2

Forward exchange contracts
Inflow	$60	$—	$—	$—	$60
Outflow	60	—	—	—	60

	$—	$—	$—	$—	$—

December 31, 2012

Gross settled

Currency swap contracts
Inflow	$726	$1,194	$—	$—	$1,920
Outflow	727	1,192	—	—	1,919

	$(1)	$2	$—	$—	$1

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Forward exchange contracts
Inflow	$154	$—	$—	$—	$154
Outflow	154	—	—	—	154

	$—	$—	$—	$—	$—

December 31, 2013

Gross settled

Forward exchange contracts
Inflow	$90	$—	$—	$—	$90
Outflow	90	—	—	—	90

	$—	$—	$—	$—	$—

2)	Financing facilities

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Unsecured bank loan facility
Amount used	$475	$511	$254
Amount unused	8,525	8,639	8,475

	$9,000	$9,150	$8,729

Secured bank loan facility
Amount used	$1,651	$2,050	$1,700
Amount unused	—	600	600

	$1,651	$2,650	$2,300

38.	FAIR VALUE INFORMATION

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

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable.

Assets and liabilities measured at fair value on a recurring basis

The following table presents our assets and liabilities measured at fair value on a recurring basis:

January 1, 2012

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets at FVTPL
Derivative financial assets Currency swap contracts	$—	$6	$—	$6
Financial assets designated as at fair value through profit or loss
Convertible bonds	—	40	—	40

	$—	$46	$	$46

Available-for-sale financial assets
Domestic securities
Equity investments	$528	$—	$—	$528
Corporate bonds	—	77	—	77
Foreign securities
Equity investments	—	—	—	—
Open-end mutual funds	2,137	—	—	2,137

	$2,665	$77	$—	$2,742

Financial liabilities at FVTPL
Derivative financial assets
Forward exchange	$—	$—	$—	$—
Currency swap contracts	—	4	—	4
Index future contracts	—	—	—	—

	$—	$4	$—	$4

(Concluded)

December 31, 2012

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets at FVTPL
Derivative financial assets
Forward exchange	$—	$—	$—	$—
Currency swap contracts	—	3	—	3

	$—	$3	$—	$3

Available-for-sale financial assets
Domestic securities
Equity investments	$3,278	$—	$—	$3,278
Corporate bonds	—	50	—	50
Foreign securities
Equity investments	10	—	—	10
Open-end mutual funds	2,190	—	—	2,190

	$5,478	$50	$—	$5,528

Financial liabilities at FVTPL
Derivative financial assets
Forward exchange	$—	$—	$—	$—
Currency swap contracts	—	2	—	2

	$—	$2	$—	$2

December 31, 2013

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets at FVTPL
Derivative financial assets
Forward exchange	$—	$—	$—	$—

Available-for-sale financial assets
Domestic securities
Equity investments	$3,046	$—	$—	$3,046
Corporate bonds	—	—	—	—
Foreign securities
Equity investments	24	—	—	24

	$3,070	$—	$—	$3,070

Financial liabilities at FVTPL
Derivative financial assets
Forward exchange	$—	$—	$—	$—

There were no transfers between Level 1 and 2 for the years ended December 31, 2012 and 2013.

There were no Level 3 investments measured at fair value on a recurring basis.

Index future contracts are actively traded or have quoted prices. For derivative financial assets forward exchange and currency swap contracts, fair values are estimated using discounted cash flow model. The model uses market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.

Available-for-sale financial assets include open-end mutual funds, domestic and foreign listed stocks that are actively traded or have quoted prices.

Convertible bonds and corporate bonds are valued using discounted cash flow model which incorporates the market-based observable inputs including duration, yield rate and credit rating.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures certain assets at fair value on a nonrecurring basis when they are deemed to be impaired. Due to the significant unobservable inputs used, the Company classified these measurements as Level 3.

	For the Year Ended December 31, 2012
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)
Available-for-sale financial assets
Domestic stocks
Equity investments	$—	$—	$103	$176

	For the Year Ended December 31, 2013
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)
Available-for-sale financial assets
Domestic stocks	$—	$—	$20	$66

The AFS financial assets consisted of non-publicly stocks. The table below presents the valuation methodology and unobservable inputs for Level 3 assets measured at fair value on nonrecurring basis during the years ended December 31, 2012 and 2013:

	For the Year Ended December 31, 2012
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	NT$
	(In Millions)
Assets
AFS financial assets	$103	Discounted cash flow	Return on investment	7%

			Industrial risk	1%-3%
			Enterprise risk	1%-3%
			Sustainable growth rate	2%

	For the Year Ended December 31, 2013
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	NT$
	(In Millions)
Assets
AFS financial assets	$20	Discounted cash flow	Return on investment	7%

			Industrial risk	3%
			Enterprise risk	2%-2.5%
			Sustainable growth rate	2%

The department of investment and the department of finance are responsible for the impairment tests of financial instruments. They have set forth the Company’s valuation policies and procedures for the impairment test and are responsible for reporting to the general manager regarding the changes in fair value and reasonableness of the underlying assumptions utilized in the valuation whenever the impairment test is performed.

The Company evaluated its unlisted stocks for impairment by using valuation models based on discounted future cash flows because there were no quoted fair value for such investments. Pursuant to the established policies, the Company employed an internal valuation model in 2012 and 2013 to determine the fair value of unlisted AFS financial assets using the discounted cash flow approach based on management’s projections. Variables utilized in discounted cash flow approach require the use of unobservable inputs (Level 3), including return on investment, industrial risk, enterprise risk and sustainable growth rate. Changes in management estimates to the unobservable inputs in the valuation models would significantly change the fair value of the above investee. The return on investment is the assumption that most significantly affects the fair value determination. AFS financial assets held with a carrying amount of NT$279 million were written down to their fair value of NT$103 million, resulting in an impairment charge of NT$176 million, which was included in earnings for the year ended December 31, 2012. AFS financial assets held with a carrying amount of NT$86 million were written down to their fair value of NT$20 million, resulting in an impairment charge of NT$66 million, which was included in earnings for the year ended December 31, 2013.

Assets and liabilities not measured at fair value but for which fair value is disclosed

Except for the following table, the management considered that the carrying amounts of financial instruments approximate fair values or fair values of those instruments cannot be reliably measured.

	January 1, 2012
	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Level 3
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets
Held-to-maturity investments
Corporate bonds	$13,790	$—	$14,045	$—
Bank debentures	906	—	904	—

	$14,696	$—	$14,949	$—

	December 31, 2012
	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Level 3
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets
Held-to-maturity investments
Corporate bonds	$14,791	$—	$16,131	$—
Bank debentures	1,255	—	1,257	—

	$16,046	$—	$17,388	$—

	December 31, 2013
	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Level 3
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets
Held-to-maturity investments
Corporate bonds	$10,513	$—	$10,552	$—
Bank debentures	1,253	—	1,256	—

	$11,766	$—	$11,808	$—

Methods and assumptions used in the estimation of fair values of financial instruments:

a.	The carrying amounts of cash and cash equivalents, other current monetary assets, short-term loans and current portion of long-term loans approximate fair value due to the short period of time to maturity.

b.	Held-to-maturity investments were corporate bonds valued using discounted cash flow model with market-based observable inputs including duration, yield rate and credit rating.

39.	RELATED PARTIES TRANSACTIONS

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note.

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies has not been provided because the ROC government has significant influence over Chunghwa.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Associate
Skysoft Co., Ltd. (“SKYSOFT”)	Associate
KingWaytek Technology Co., Ltd. (“KWT”)	Associate
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate
Viettel-CHT Co., Ltd. (“Viettel”)	Associate
International Integrated System, Inc. (“IISI”)	Associate
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate
Huada Digital Corporation (“HDD”)	Joint venture
Senao Networks, Inc. (“SNI”)	Associate of SENAO
HopeTech Technologies Limited (“HopeTech”)	Associate of SIS
Other related parties
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST
United Daily News Co., Ltd. (“UDN)	Investor of significant influence over SFD
E-Life Mall Co., Ltd	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Cheng Fong Investment Co., Ltd.	The chairman of the board of directors of Cheng Fong is the general manager of SENAO

b.	Term of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Associates	$416	$367

Joint ventures	$4	$4

Others	$4	$69

	Operating Costs and Expenses
	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Associates	$1,471	$1,486

Joint ventures	$—	$1

Others	$65	$74

2)	Non-operating transactions

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Associates	$32	$33

Others	$—	$—

3)	Receivables

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Associates	$34	$44	$60
Joint ventures	—	—	—
Others	—	—	9

	$34	$44	$69

4)	Payables

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Associates	$784	$833	$549
Others	4	4	8

	$788	$837	$557

5)	Customers’ deposits

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
		(In Millions)
Associates	$2	$3	$1

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Associates	$747	$1,270

The above amount is mainly attributable to telecommunications equipment bought from TISE.

7)	Prepayments

Chunghwa entered into a contract with STS on March 12, 2010 to lease capacity on the ST-2 satellite. This lease is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SG$261 million), including a prepayment of $3,068 million, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2013 was $410 million, which consisted of an offsetting credit of the prepayment of $211 million and an additional accrual of $199 million. The prepayment was $2,567 million (classified as prepaid rents-current $204 million, and prepaid rents-noncurrent $2,363 million) as of December 31, 2013.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the years ended December 31, 2012 and 2013 was as follows:

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Short-term benefits	$277	$257
Post-employment benefits	9	10
Share-based payment	—	6

	$286	$273

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

40.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits.

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment, net	$2,736	$2,694	$2,668
Land held under development and land held for development (included in inventories)	—	1,999	1,999
Restricted assets (included in other noncurrent assets—others)	9	10	10

	$2,745	$4,703	$4,677

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $3,650 million as of December 31, 2013.

b.	Acquisitions of telecommunications equipment of $31,267 million as of December 31, 2013.

c.	Unused letters of credit were of $202 million as of December 31, 2013.

d.	Contract to print billing, envelopes and marketing gifts were of $29 million as of December 31, 2013.

e.	A commitment to contribute $2,000 million to a Piping Fund administered by the Taipei City Government, of which $1,000 million was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000 million upon notification from the Taipei City Government.

42.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. Segment information is provided to CEO who allocate resources and assess segment performance. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-Telecom services and the corporate related items not allocated to reportable segments.

The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. The Company’s measure of segment performance is mainly based on revenues and income before tax.

a.	Segment information

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2012

Revenue
From external customers	$76,133	$100,794	$24,766	$15,319	$4,408	$221,420
Intersegment revenues	16,991	6,581	2,877	2,231	1,035	29,715

Segment revenues	$93,124	$107,375	$27,643	$17,550	$5,443

Intersegment elimination						(29,715)

Consolidated revenues						$221,420

Segment income before income tax	$15,675	$25,827	$8,579	$1,316	$(1,444)	$49,953

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2013

Revenue
From external customers	$73,502	$110,590	$25,447	$15,750	$2,692	$227,981
Intersegment revenues	18,447	5,702	4,354	2,107	1,232	31,842

Segment revenues	$91,949	$116,292	$29,801	$17,857	$3,924

Intersegment elimination						(31,842)

Consolidated revenues						$227,981

Segment income before income tax	$17,339	$23,676	$9,432	$892	$(2,243)	$49,096

b.	Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as following:

For the year ended December 31, 2012

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint venture accounted for using equity method	$—	$—	$—	$—	$520	$520

Interest revenue	$6	$12	$2	$4	$718	$742

Interest expense	$—	$—	$2	$—	$20	$22

Operating costs and expenses	$69,327	$71,092	$10,280	$13,352	$7,389	$171,440

Depreciation and amortization	$19,230	$8,478	$2,685	$1,434	$333	$32,160

Capital expenditure	$19,551	$7,232	$3,441	$2,379	$677	$33,280

For the year ended December 31, 2013

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint venture accounted for using equity method	$—	$—	$—	$—	$666	$666

Interest revenue	$12	$9	$6	$2	$534	$563

Interest expense	$1	$9	$1	$—	$25	$36

Operating costs and expenses	$68,740	$79,074	$11,577	$14,333	$6,645	$180,369

Depreciation and amortization	$19,005	$8,147	$3,122	$1,549	$369	$32,192

Capital expenditure	$20,362	$9,245	$4,621	$1,559	$595	$36,382

c.	Main products and service revenues from external customer information

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Mobile services revenue	$72,540	$76,709
Local telephone and domestic long distance telephone services revenue	44,629	41,278
Sales of product	27,649	33,103
Broadband access and domestic leased line services revenue	24,606	24,183
Internet services revenue	16,938	17,191
International network and leased telephone services revenue	12,749	12,675
Others	22,309	22,842

	$221,420	$227,981

d.	Geographic information

The users of the Company’s services are mainly from Taiwan, R.O.C. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2012	2013
	NT$	NT$
	(In Millions)
Taiwan, R.O.C.	$213,837	$217,986
Overseas	7,583	9,995

	$221,420	$227,981

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan and except for $1,415 million and $3,310 million as of December 31, 2012 and 2013, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, R.O.C.

e.	Major customers

For the years ended December 31, 2012 and 2013, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenue.

43.	DISCLOSURE FOR FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Basis of the preparation of financial information under International Financial Reporting Standards

The consolidated financial statements for the year ended December 31, 2013 are reported under IFRSs as issued by IASB. As the basis of the preparation, the Company not only follows the significant accounting policies stated in Note 3 but also applies IFRS 1 “First-time adoption of International Financial Reporting Standards”.

b.	Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts IFRSs, the Company should apply the IFRSs to establish its accounting policies, to prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012). IFRS 1 provides several optional exemptions. The main exemptions adopted by the Company were discussed as follows:

1) Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations which occurred before January 1, 2012.

2) Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested before January 1, 2012.

3) Deemed costs

The Company elected to measure parcels of land it owned at the date of transition to IFRSs at its revalued amount determined under accounting principles generally accepted in the Republic of China (“ROC GAAP”) as its deemed cost. The other property, plant and equipment, investment properties and intangible assets were measured under a cost model under IFRSs.

4) Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part d. of “explanation for the adjustments of IFRSs transition”.

c.	Impact after transition to IFRSs

The impact on the consolidated balance sheet and the consolidated statements of comprehensive income after transition to IFRSs are as follows:

1)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and Measurements	Differences in Presentations	IFRSs
Items	Amount			Amount	Items	Notes
	NT$	NT$	NT$	NT$
		(In Millions)
Current assets	$106,539	$(350)	$(805)	$105,384	Current assets	4), 9), 15)
Investments accounted for using equity method	2,563	(43)	—	2,520	Investments accounted for using equity method	10), 14)
Financial assets carried at cost	2,760	—	(2,760)	—		15)
Available-for-sale financial assets	58	—	2,760	2,818	Available-for-sale financial assets	15)
Held-to-maturity financial assets	13,495	—	—	13,495	Held-to-maturity financial assets
Other monetary assets	1,000	—	(1,000)	—		15)
Property, plant and equipment	302,612	—	(7,580)	295,032	Property, plant and equipment	1), 2), 15)
			9,060	9,060	Investment properties	1), 2)
Intangible assets	6,330	(65)	13	6,278	Intangible assets	15)
Other assets	7,563	569	329	8,461	Other noncurrent assets	1), 2), 4), 5), 6), 15)

Total	$442,920	$111	$17	$443,048	Total

Current liabilities	$59,281	$5,073	$(569)	$63,785	Current liabilities	7), 8), 9), 14)
Noncurrent liabilities	10,502	2,738	681	13,921	Noncurrent liabilities	4), 6), 7), 8)
Reserve for land value incremental tax	95	—	(95)	—		4)

Total liabilities	69,878	7,811	17	77,706	Total liabilities

Common stock	77,574	—	—	77,574	Common stock
Additional paid-in capital	169,536	(664)	—	168,872	Additional paid-in capital	6),8), 12), 13)
Retained earnings	115,866	(1,180)	—	114,686	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12), 13), 14)
Other adjustments	5,755	(5,726)	—	29	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	368,731	(7,570)	—	361,161	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,311	(130)	—	4,181	Noncontrolling interests	5), 6), 10), 11), 14)

Total stockholders’ equity	373,042	(7,700)	—	365,342	Total equity

Total	$442,920	$111	$17	$443,048	Total

2)	Reconciliation of consolidated balance sheet as of December 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and Measurements	Differences in Presentations	IFRSs
Items	Amount			Amount	Items	Notes
	NT$	NT$	NT$	NT$
		(In Millions)
Current assets	$100,995	$—	$(1,048)	$99,947	Current assets	4), 9), 15)
Investments accounted for using equity method	2,250	(59)	—	2,191	Investments accounted for using equity method	10), 12), 14)
Financial assets carried at cost	2,550	—	(2,550)	—		15)
Available-for-sale financial assets	3,196	—	2,550	5,746	Available-for-sale financial assets	15)
Held-to-maturity financial assets	11,796	—	—	11,796	Held-to-maturity financial assets
Other monetary assets	1,000	—	(1,000)	—		15)
Property, plant and equipment	303,650	—	(6,308)	297,342	Property, plant and equipment	1), 2), 15)
	—	—	7,789	7,789	Investment properties	1), 2)
Intangible assets	5,813	(65)	34	5,782	Intangible assets	15)
Other assets	8,197	722	537	9,456	Other noncurrent assets	1), 2), 4), 5), 6), 15)

Total	$439,447	$598	$4	$440,049	Total

Current liabilities	$56,784	$3,883	$(942)	$59,725	Current liabilities	7), 8), 9), 14)
Noncurrent liabilities	12,658	3,135	1,041	16,834	Noncurrent liabilities	4), 5), 6), 7), 8)
Reserve for land value incremental tax	95	—	(95)	—		4)

Total liabilities	69,537	7,018	4	76,559	Total liabilities

Common stock	77,574	—	—	77,574	Common stock
Additional paid-in capital	169,544	(667)	—	168,877	Additional paid-in capital	6), 8), 11), 12), 13)
Retained earnings	113,408	(866)	—	112,542	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12), 13), 14)
Other adjustments	4,916	(4,755)	—	161	Other adjustments	3), 5), 6), 10)

Total equity attributable to stockholders of the parent	365,442	(6,288)	—	359,154	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,468	(132)	—	4,336	Noncontrolling interests	5), 6), 10), 11), 14)

Total stockholders’ equity	369,910	(6,420)	—	363,490	Total equity

Total	$439,447	$598	$4	$440,049	Total

3)	Reconciliation of consolidated statement of comprehensive income for year ended December 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and Measurements	Differences in Presentations	IFRSs
Items	Amount			Amount	Items	Notes
	NT$	NT$	NT$	NT$
		(In Millions)
Net revenues	$220,131	$1,289	$—	$221,420	Revenues	7), 8), 9)
Operating costs	(141,177)	(336)	—	(141,513)	Operating costs	6), 7), 9), 16)

Gross profits	78,954	953	—	79,907	Gross profit
Operating expenses	(30,041)	78	36	(29,927)	Operating expenses	6), 7), 9), 11), 16)
Other income and expense	—	—	(1,569)	(1,569)	Other income and expense	16)

Income from operations	48,913	1,031	(1,533)	48,411	Income from operations
Non-operating income and losses	(17)	(10)	1,569	1,542	Non-operating income and expenses	3), 10), 12), 14)

Income before income tax	48,896	1,021	36	49,953	Income before income tax
Income tax expense	(7,858)	558	(36)	(7,336)	Income tax expenses	5), 14), 16)

Consolidated net income	$41,038	$1,579	$—	42,617	Net income

					Items that will not be reclassified to profit or loss:

				(1,539)	Remeasurements of defined benefit pension plans	6)

				(18)	Share of remeasurements of defined benefit pension plans of associates	10)

				265	Income tax relating to items that will not reclassified	5)

				(1,292)

					Items that may be reclassified subsequently to profit or loss:

				(58)	Exchange differences arising from the translation of the foreign operations

				(8)	Share of exchange differences arising from the translation of the foreign operations of associates
				192	Unrealized gain on available-for-sale financial assets

				126

				(1,166)	Total other comprehensive income

				$41,451	Total comprehensive income

d. Explanation for the adjustments of IFRSs transition:

1) Classification of investment properties

Under ROC GAAP, properties for lease were classified as property, plant and equipment and other assets; after transition to IFRSs, owned-property for either rental revenue or capital appreciation should be classified as investment properties.

On January 1, 2012, the assets that met the definition of investment properties under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $8,597 million, and other assets—idle assets of $463 million, to investment properties. The total amount of reclassification was $9,060 million. On December 31, 2012, the assets that met the definition of investment properties were reclassified from property, plant and equipment of $7,330 million, and other assets—idle assets of $459 million to investment properties. The total amount of reclassification was $7,789 million.

2) Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment properties based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $400 million and $390 million as of January 1, 2012 and December 31, 2012, respectively. Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment properties, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $437 million and $415 million, as of January 1, 2012 and December 31, 2012, respectively.

3) Deemed cost of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1. The management measured land (classified as property, plant and equipment and investment properties under IFRSs) at its revalued amount, which was determined under ROC GAAP as deemed cost. On January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings in the amount of $5,764 million. This reclassification did not affect total equity. Due to the disposal of some revalued assets and recognition of impairment loss of the revalued assets, the unrealized revaluation increment reclassified to retained earnings was decreased by $0.35 million and $2 million, respectively and revaluation increment as of December 31, 2012 was $5,760 million. As a result of the above adjustment, gain on disposal of property, plant and equipment decreased by $0.35 million, and impairment loss increased by $2 million for the year ended December 31, 2012.

4) Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability. When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on the same entity.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent. However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers in ROC, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities. Under IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets—current to noncurrent assets and the amounts were $115 million and $143 million as of January 1, 2012 and December 31, 2012, respectively. Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed. As a result of such reversal, deferred income tax liabilities—noncurrent and deferred income tax assets—noncurrent increased by $16 million and $4 million, respectively, and reserve for land value incremental tax of $95 million was also reclassified as deferred income tax liabilities—noncurrent under IFRSs.

5) Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs are as follows: deferred income tax assets increased by $584 million and $721 million (including the tax effects of actuarial gains and losses from defined benefit plans of $265 million) as of January 1, 2012 and December 31, 2012, respectively; retained earnings increased by $576 million and $710 million as of January 1, 2012 and December 31, 2012, respectively; noncontrolling interests increased by $8 million and $11 million as of January 1, 2012 and December 31, 2012, respectively. Deferred income tax liabilities decreased by $0.02 million as of December 31, 2012. For the year ended December 31, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $128 million in deferred tax assets and decreased by $0.02 million in deferred income tax liabilities), income tax expense increased by $128 million and the income tax relating to other comprehensive income increased by $265 million.

6) Employee benefits

Under ROC GAAP, net transition obligation that resulted from the first time adoption of SFAS No. 18, “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost. After the transition to IFRSs, the transitional rules in IAS 19, “Employee Benefits” (“IAS 19”) was not applicable, thus the related amounts of net transition obligation should be recognized at once and adjusted in retain earnings.

Under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants. Under IFRSs, the Company recognized actuarial gains (losses) arising from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

Furthermore, under ROC GAAP, the prior service costs should be recognized as an expense on a straight-line basis over the average remaining service life of active plan participants until the benefits become vested. Under IFRSs, IAS 19 required entities to recognize past service costs in profit or loss immediately.

As a result of the aforementioned adjustments, other liabilities increased by $1,504 million and $2,038 million as of January 1, 2012 and December 31, 2012, respectively; other noncurrent assets decreased by $15 million and increased by $1 million as of January 1, 2012 and December 31, 2012, respectively; retained earnings decreased by $1,472 million and $2,954 million as of January 1, 2012 and December 31, 2012, respectively; unrecognized net losses of pension decreased by $0.22 million, and $956 million as of January 1, 2012 and December 31, 2012, respectively; noncontrolling interests decreased by 47 million and $39 million as of January 1, 2012 and December 31, 2012, respectively. For the year ended December 31, 2012, pension cost decreased by $39 million which increased $0.17 million in operating costs and decreased $39 million in operating expenses and actuarial losses arising from defined benefit plans (classified as other comprehensive income) decreased by $1,539 million.

In addition, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the relevant regulations. Upon privatization, the pension obligations of retained employees that were civil employees and employees retired prior to privatization entitled to receive future monthly pension payments based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648 million derived according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital—privatization at the date of transition to IFRSs.

7) Award credits (often known as “points”)

Under ROC GAAP, the Company used their best estimates to accrue the liability of the points when the points are granted and adjust the liability subsequently based on the actual redemption of the points. After the transition to IFRSs, Chunghwa applied IFRIC 13, “Customer Royalty Program” retroactively. The award credit should be measured at its fair value and defer the recognition of revenue. When the customers redeem the points, the deferred revenue is recognized as well as the corresponding cost of the points.

Accrued award credits liabilities (classified as other current liabilities) were decreased by $70 million, and $121 million as of January 1, 2012 and December 31, 2012, respectively; net deferred award credits revenue (classified as noncurrent liabilities—deferred revenue) were increased by $24 million, and $72 million as of January 1, 2012 and December 31, 2012, respectively; retained earnings were increased by $46 million and $49 million as of January 1, 2012 and December 31, 2012, respectively. The revenue was decreased by $48 million, the marketing expenses were decreased by $80 million and the operating cost was increased by $29 million for the year ended December 31, 2012.

8) Recognition of revenue from providing fixed line connection service

Prior to incorporation and privatization, Chunghwa was subject to the financial reporting requirements under the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, Chunghwa recorded revenue from providing fixed line connection service upon the receipt of connection fees. Upon incorporation, net assets greater than capital stock was credited as additional paid-in-capital. Part of additional paid-in-capital was from unearned revenues relating to connection fees as of that date. Upon privatization, unearned revenue generated from one-time connection fees was deferred at the time of service performed and recognized as revenue over time as the service is continuously performed in accordance with ROC GAAP.

Under IFRSs, following the revenue recognition guidance, the above service revenue was deferred at the time of service performed and recognized as revenue over time as the service is continuously performed.

Chunghwa retrospectively adjusted the deferred income of $1,926 million and $1,286 million as of January 1, 2012 and December 31, 2012, respectively, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service ($640 million and $185 million were classified as other current liabilities; $1,286 million and $1,101 million were classified as noncurrent liabilities—deferred revenue as of January 1, December 31 and December 31, 2012, respectively). Unappropriated earnings increased and the additional paid-in-capital decreased by $18,487 million as of December 31, 2012. For the year ended December 31, 2012, revenue from providing fixed line connection service increased by $640 million.

9) Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15 “Agreements as the buyers are not able to specify the major structural elements of the design of the real estate before construction begins and/or specify major structural changes once construction is in progress for the Construction of Real Estate”; therefore IAS 11 “Construction Contracts” does not apply. The Company could only recognize the revenues when the projects are completed and sold based on IAS 18, “Revenue”. Due to the reasons mentioned above, the Company reversed the revenue that was recognized based on percentage completion method, and recognize the related revenue, cost and expense when the project is completed in 2012.

Inventories decreased by $392 million and nil as of January 1, 2012 and December 31, 2012, respectively; prepaid expenses (classified as other current assets) increased by $42 million and nil as of January 1, 2012 and December 31, 2012, respectively; accrued expenses (classified as other current liabilities—accrued expense) decreased by $2 million and nil of January 1, 2012 and December 31, 2012, respectively; retained earnings decreased by $348 million and nil as of January 1, 2012 and December 31, 2012, respectively. The construction revenue increased by $697 million, the construction cost increased by $306 million and the marketing expenses increased by $43 million for the year ended December 31, 2012.

10) Equity method investments

Associates and joint venture are accounted for using the equity method. Upon the Company’s transition to IFRSs, the main adjustment of equity method investments includes employee benefit and share-based payments, etc. As a result, long-term investments were decreased by $7 million and $10 million as of January 1, 2012 and December 31, 2012, respectively; retained earnings decreased by $40 million and $52 million as of January 1, 2012 and December 31, 2012, respectively; unrecognized net loss of pension decreased by $38 million and $49 million as of January 1, 2012 and December 31, 2012, respectively; noncontrolling interests decreased by $5 million and $7 million as of January 1, 2012 and December 31, 2012, respectively. Share of the profit of associates and joint venture accounted for using equity method increased by $4 million and share of other comprehensive income of associates and joint venture accounted for using equity method decreased $18 million for the year ended December 31, 2012.

11) Share-based payment transactions

A portion of the employee stock options granted by subsidiary CHPT was not vested on the transition date. Therefore, the subsidiary accounted for these stock options under IFRS 2, “Share-based Payment” from their respected grant dates. Under IFRSs, paid-in capital—employee stock option recognized by subsidiary does not belong to the equity attributable to parent company, instead it should be accounted as noncontrolling interests. As of January 1, 2012, retained earnings instead decreased by $2 million and noncontrolling interests increased by $2 million. As of December 31, 2012, noncontrolling interests increased by $2 million and paid-in capital—equity in additional paid-in capital reported by equity-method investees decreased by $2 million. For the year ended December 31, 2012, the compensation cost under general and administrative expense decreased by $2 million.

12)(a)	Subscription of associates/subsidiaries new shares and (b) adjustments of paid-in capital reported related to equity-method investees

When an investee issues new shares and existing shareholders do not subscribe to the new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee. According to the Statements of Financial Accounting Standards (“SFAS”) No. 5 “Long-term Investments under Equity Method” under ROC GAAP, as since there are changes in the net book value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments. However, under IFRSs, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings. If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions. The Company reclassified such paid-in capital of $27 million as of January 1, 2012 to retained earnings. As of January 1, 2012 and December 31, 2012, the Company reclassified such paid-in capital of $27 million and $28 million to retained earnings and long-term investment decreased by $0.27 million. Gain on disposal of financial instruments increased by $1 million for the year ended December 31, 2012.

13) Prepaid cards

Prior to incorporation and privatization, Chunghwa was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from sale of prepaid phone cards was recognized at the time of sale by Chunghwa. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from prepaid cards as of that day. Upon privatization, unearned revenue generated from prepaid cards was deferred at the time of sale and recognized as revenue as consumed in accordance with ROC GAAP.

Under IFRSs, revenue from prepaid cards is deferred at the time of sale and recognized as revenue as consumed.

The amount of reclassification from additional paid-in capital to unappropriated earnings was $2,798 million as of January 1, 2012 and December 31, 2012.

14) 10% tax on unappropriated earnings

In the Republic of China (“ROC”), a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). Under ROC GAAP, the Company records the 10% tax on unappropriated earnings in the year the stockholders approve the appropriation of earnings which is the immediate following year.

Under IFRSs, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that appropriations are approved by the stockholders in the following year.

The aforementioned 10% tax on unappropriated earnings is also applicable to the underlying investees whom the Company invested and accounted for using equity method. And, as a result,

investments accounted for using equity method decreased by $36 million and $49 million as of January 1, 2012 and December 31, 2012, respectively; current tax liabilities increased by $4,505 million and $3,819 million as of January 1, 2012 and December 31, 2012, respectively; retained earnings decreased by $4,442 million and $3,758 million as of January 1, 2012 and December 31, 2012, respectively; noncontrolling interests decreased by $99 million and $110 million as of January 1, 2012 and December 31, 2012, respectively. Income tax expenses decreased by $686 million and share of the profit of associates and joint ventures accounted for using the equity method decreased by $13 million for the year ended December 31, 2012.

15) Presentation of consolidated balance sheets

a) Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000 million to a Piping Fund administered by the Taipei City Government. Based on the terms of Construction Funding Agreement, if the Piping Fund project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. In order to conform to the presentation of the financial statements under IFRSs, the fund was reclassified as other noncurrent assets.

b) Time deposits with maturities of more than three months

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

Time deposits and negotiable certificate of deposits with maturities of more than three months held by the Company were $40,982 million and $22,264 million as of January 1, 2012 and December 31, 2012, respectively. In order to conform to the presentation of the financial statements under IFRSs, such amounts were reclassified from cash to other monetary assets—current.

c) Deferred expense

The deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature under IFRSs. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as prepaid expenses of nil and $1 million as of January 1, 2012 and December 31, 2012, respectively. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $158 million and $216 million as of January 1, 2012 and December 31, 2012, respectively. Deferred expenses relating to computer software were reclassified as intangible assets of $13 million and $34 million as of January 1, 2012 and December 31, 2012, respectively.

d) Assets to be abandoned

The property, plant and equipment classified as held for disposal (included in other assets—others) under ROC GAAP, was reclassified based on its nature under IFRSs. Assets to be abandoned were reclassified as property, plant and equipment of $22 million and $1 million as of January 1, 2012 and December 31, 2012, respectively.

e) Reclassification of financial assets carried at cost

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, stocks held by the Company which were not listed in Taiwan Stock Exchange or were not trading in the GreTai Securities Market and the Company did not have significant influence over these investees were classified as financial assets carried at cost. After transition to IFRSs, financial assets carried at cost were designated as available-for-sale financial assets. Financial assets carried at cost were reclassified as available-for-sale financial assets of $2,760 million and $2,550 million as of January 1, 2012 and December 31, 2012, respectively.

16) Presentation of consolidated statements of comprehensive income

After the transition to IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income. Further, certain accounts were reclassified to conform to the presentation of the financial statements under IFRSs.

17) Summary of material adjustments of cash flow statements

Under ROC GAAP, collection and payment of interest and collection of dividends were classified as operating activity; payment of dividends was classified as financing activity. Further, for cash flow statement prepared using the indirect method, cash payment of interest expense is required for supplemental disclosure. Based on IAS 7 “Cash Flow Statement”, collection and payment of interest and dividends were disclosed separately with consistency for each period and classified as operating activity, investing activity or financing activity. The Company classified the payment of interest as operating activity, collection of interest and dividends as investing activity, and payment of dividends as financing activity in its consolidated statements of cash flows.