Form 20-F
period 2014-12-31
CHUNGHWA TELECOM CO LTD
filed 2015-04-28
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Fufu Shen

21-3 Hsinyi Road, Section 1, Taipei,

Taiwan, Republic of China

Tel: +886 2 2344-5488

Email: chtir@cht.com.tw

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

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2014

i

SUPPLEMENTAL INFORMATION

All references to “we,” “us,” “our” and “our company” in this annual report are to Chunghwa Telecom Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, originally dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd. and the Bank of New York, and amended and restated on November 14, 2007, among Chunghwa Telecom Co., Ltd. and JP Morgan Chase Bank, as depository, and the holders and beneficial owners of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the ROC government” are to the government of the Republic of China. All references to “the Ministry of Transportation and Communications” or “the MOTC” are to the Ministry of Transportation and Communications of the Republic of China. All references to “the National Communications Commission” or “the NCC” are to the National Communications Commission of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, “U.S. GAAP” means the generally accepted accounting principles of the United States, “IFRSs” means International Financial Reporting Standards as issued by the International Accounting Standards Board, and “Taiwan IFRSs” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the Financial Supervisory Commission, or the FSC, which are required to be adopted by applicable companies in the ROC pursuant to the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC” promulgated by the FSC on May 14, 2009. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ending December 31 of that year.

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

A. Selected Financial Data

The FSC in the Republic of China, or ROC, supervises the financial and business matters of publicly-held companies, and we are required to comply with relevant regulations promulgated by the FSC. Prior to January 1, 2013, we prepared our consolidated financial statements, in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, or TWSE, with reconciliation of net income and balance sheet differences of our consolidated financial statements to U.S. GAAP for certain filings with the U.S. Securities and Exchange Commission, or the SEC. Starting from January 1, 2013, we have prepared our financial statements under Taiwan IFRSs pursuant to the requirements of the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC” promulgated by the FSC on May 14, 2009. While we have adopted Taiwan IFRSs for reporting in the ROC our annual consolidated financial statements and interim quarterly unaudited consolidated financial statements since January 1, 2013, we have adopted International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRSs, which differs in certain material respects from Taiwan IFRSs, for certain filings with the SEC, including our annual reports on Form 20-F for the year ended December 31, 2013 and thereafter and our interim quarterly unaudited consolidated financial statements provided on Form 6-K beginning with the three months ended March 31, 2013. Therefore, we no longer prepare any reconciliation of our consolidated financial statements with U.S. GAAP.

The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheets data as of December 31, 2013 and 2014 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected consolidated balance sheet data as of December 31, 2012 set forth below are derived from our audited consolidated financial statements, which are not included this annual report. The consolidated financial statements have been prepared and presented in accordance with IFRSs. In addition, financial data as of and for the years ended December 31, 2010 and 2011 derived from our consolidated financial statements prepared in accordance with ROC GAAP are not included in this annual report.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues	221.4	228.0	226.6	7.2
Operating costs	(141.5)	(147.3)	(148.4)	(4.7)

Gross profit	79.9	80.7	78.2	2.5
Operating expenses	(29.9)	(33.1)	(34.0)	(1.1)
Other income and expenses	(1.6)	0.1	0.6	—

Income from operations	48.4	47.7	44.8	1.4
Non-operating income and expenses(1)	1.6	1.4	1.8	0.1

Income before income tax	50.0	49.1	46.6	1.5
Income tax expense	(7.4)	(6.5)	(9.0)	(0.3)

Consolidated net income	42.6	42.6	37.6	1.2

Attributable to:
Stockholders of the parent	41.5	41.5	37.0	1.2
Noncontrolling interests	1.1	1.1	0.6	—

	42.6	42.6	37.6	1.2

Earnings per share:
Basic	5.35	5.35	4.77	0.15
Diluted	5.33	5.34	4.76	0.15
Earnings per ADS equivalent:
Basic	53.49	53.49	47.66	1.51
Diluted	53.34	53.40	47.58	1.51

	As of December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share)
Consolidated Balance Sheets Data:
Working capital	40.2	(0.3)	6.9	0.2
Long-term investments	19.7	15.3	13.1	0.4
Property, plant and equipment	297.3	302.7	302.7	9.6
Investment properties	7.8	8.0	7.6	0.2
Intangible assets	5.8	44.4	42.8	1.4
Total assets	440.0	441.0	446.5	14.1
Short-term loans	0.1	0.3	0.6	—
Current portion of long-term loans	—	0.3	—	—
Long-term loans(2)	2.1	1.4	1.9	0.1
Customers’ deposits	4.9	4.8	4.8	0.2
Accrued pension liabilities	4.6	5.5	6.5	0.2
Deferred revenue	3.8	3.7	3.4	0.1
Total liabilities	76.6	77.8	80.8	2.6
Capital stock	77.6	77.6	77.6	2.5
Equity attributable to stockholders of the parent	359.1	358.3	360.8	11.4
Noncontrolling interests	4.3	4.9	4.9	0.1

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share)
Consolidated Cash Flows Data:
Net cash provided by operating activities	65.6	75.3	71.4	2.2
Net cash used in investing activities	(18.6)	(49.1)	(27.3)	(0.9)
Net cash used in financing activities	(42.5)	(42.5)	(35.1)	(1.1)
Net increase (decrease) in cash and cash equivalents	4.5	(16.3)	9.0	0.2

Other Financial Data:
Gross margin(3)	36%	35%	35%	35%
Operating margin(4)	22%	21%	20%	20%
Net margin(5)	19%	18%	16%	16%
Capital expenditures	33.3	36.4	32.6	1.0
Depreciation and amortization	32.2	32.2	34.1	1.1
Cash dividends declared per share	4.63 (6)	2.39 (7)	4.86 (8)	0.15 (8)
Stock dividends declared per share	—	—	—	—

(1)	Includes interest income of NT$742 million, NT$563 million and NT$288 million (US$9.1 million) for the years ended December 31, 2012, 2013 and 2014, respectively, and interest expense of NT$22 million, NT$36 million and NT$46 million (US$1.5 million) for the years ended December 31, 2012, 2013 and 2014, respectively.
(2)	Excludes current portion of long-term loans.
(3)	Represents gross profits divided by revenues.
(4)	Represents income from operations divided by revenues.
(5)	Represents net income attributed to stockholders of the parent divided by revenues.
(6)	In addition to the cash dividend from unappropriated earnings disclosed in the table above, we also made cash distributions of NT$0.72 per share, which amounted to an aggregate of NT$5.6 billion, from additional paid-in capital.

(7)	In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions of NT$2.14 per share, which amounted to an aggregate of NT$16.6 billion, from additional paid-in capital. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.”
(8)	Dividends for 2014, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2015 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 26, 2015. The accumulated legal reserve that we had set aside in the past years, including the appropriation of the 2014 earnings, has amounted to the aggregate par value of our outstanding share capital. Therefore, according to the relevant regulations, we are not required to appropriate profits as legal reserve in the following years. The appropriation for legal reserve accounted for 1.76% of our 2014 net income attributable to stockholders of the parent. Our payout ratio was 97.56% in 2014 after the adjustment of unappropriated earnings, the appropriation of legal reserve, and the reversal of special reserve.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2014 have been translated into U.S. dollar amounts using US$1.00=NT$31.60, set forth in the statistical release of the Federal Reserve Board on December 31, 2014. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 24, 2015, the exchange rate was NT$30.68 to US$1.00.

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

Year Ended December 31	Average(1)	High	Low	At Period End
2010	31.50	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.56	30.27	28.96	29.05
2013	29.73	30.20	29.93	29.83
2014	30.38	31.80	29.85	31.60
October	30.40	30.49	30.31	30.45
November	30.73	30.99	30.48	30.99
December	31.35	31.80	31.03	31.60
2015 (through April 24)	31.28	32.00	30.68	30.68
January	31.64	32.00	31.06	31.75
February	31.55	31.76	31.31	31.44
March	31.44	31.71	31.19	31.24
April (through April 24)	31.08	31.33	30.68	30.68

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

For example, the NCC has been focused on promulgating rules related to digital convergence. Since December 2013, the NCC continued to solicit comments from the public on eleven topics relating to the local loop, the prevention of monopolization of broadcasting media, the regulations governing political party, government and army’s investments in broadcasting industry, the identification of dominant market operators and asymmetric regulation for dominant market operators, the principle of content management, the principle of hierarchical regulation, the infrastructure of telecommunications network, the structure of amendment to regulations governing digital convergence, the spectrum auction and regulation. One possible regulatory structure proposed by the NCC would be the coexistence of the Telecommunications Act, the Cable Radio and Television Act, the Digital Convergence Act, and the merged Radio and Television Act and Satellite Broadcasting Act. It is anticipated that the NCC will present the proposal of draft legislation in turn and submit the draft Digital Convergence legislation to the Executive Yuan by the end of year 2015. The new regulations may impose more stringent measures on us as a dominant market operator and benefit our competitors, which could have a material adverse effect on our business prospects and our results of operations.

On the other hand, the Legislative Yuan is reviewing the proposed amendments to the three applicable regulations governing broadcasting industries for relaxing the current restrictions regarding investments in the broadcasting industries by the government and political parties. Pursuant to the amendments by the Executive Yuan, the government may indirectly hold shares in broadcasting companies, provided that the government’s shareholding is no more than 10% and the government does not control such companies. As the MOTC holds more than 30% of our shares and retains control over our board, such amendments will not release the current restrictions on us with respect to engaging in the broadcasting business. However, these amendments may benefit our competitors, which could have a material adverse effect on our business prospects and results of operations. In addition, some members of the Legislative Yuan have raised a proposal that requires us to apply for a Cable Television License for our multimedia on demand, or MOD, division within one year from the date on which the amendments to the relevant laws came into effect. If the proposal is passed by the Legislative Yuan, our MOD division will be governed by the Cable Radio and Television Act.

We have been designated by the government as a dominant provider of fixed communications and 2G and 3G mobile services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the NCC. For example, the regulation governing the setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, our competitiveness, market position and profitability will be materially and adversely affected.

According to the Regulations for Administration on Fixed Network Telecommunications Business, the Regulations for Administration of Mobile Communications Business, the Regulations for Administration of the Third Generation Mobile Communications Business, and the Regulations for Administration of Mobile Broadband Business, we are required to submit a report to the NCC within 20 days after our shareholders approve the reduction of our capital, entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations, the transfer of the whole or substantial part of our business or assets; and taking over of the whole of the business or assets of any other company which would have significant impact on our operations. Any such regulations may adversely affect our business, financial condition and results of operations.

The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes in our cost structure. In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. In particular, as a Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For example, the NCC adopted the first three-year tariff reduction plan from April 2007 to March 2010 and a second three-year tariff reduction plan from April 2010 to March 2013, resulting in a number of price reductions in the tariff structures relating to our domestic fixed communications and mobile communications services. On February 7, 2013, the NCC announced a new plan for tariff reductions in wholesale tariffs for IP peering and domestic leased line services, and in monthly fees for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, and fiber-to-the-building, or FTTB) over a period of four years starting on April 1, 2013. While mobile tariffs were not regulated in the most recent tariff reduction plan, the revised Regulations Governing Network Interconnection among Telecommunications Enterprises mandated decreases in the mobile interconnection fees over a period of four years starting on January 5, 2013. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”. We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

If we fail to comply with the regulations of the ROC Fair Trade Act, we may be investigated and fined.

As a provider of telecommunication products and services, our business operations are subject to the regulations of the ROC Fair Trade Act, or the FTA, which is administered and enforced by the ROC Fair Trade Commission, or the FTC. The FTA requires, among other things, that the marketing and promotional materials of a business to be true and not misleading. The FTA also prohibits a business from participating or engaging in a cartel or other anti-competitive conduct. The FTC has the authority under the FTA to investigate and, where appropriate, impose fines and penalties on a business that violates any regulations promulgated by the FTA. The consequences of any such violations could have a material adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation” for a discussion of the FTA applicable to us. In March 2015, the FTC found us liable for providing false and misleading data in advertisement comparing our services against our competitors on our 100Mbps fiber broadband plus TV programs service in the PingTung area. The FTC consequently ordered us to pay a fine of NT$0.8 million, which we paid in March 2015. We have been investigated and penalized by the FTC in the past and may continue to be investigated or penalized by the FTC in the future if we fail to comply with the relevant regulations. As the FTA provides the FTC broad discretion to interpret anti-competition actions and enforce the relevant clauses under the FTA, we are unable to predict whether the FTC would initiate investigation on any of our daily business activities or find us liable for violating the FTA in the future. The investigations of and penalties imposed by the FTC could interrupt our provision of products or services and have a negative impact on our reputation, business operations and results of operations.

If we are unable to obtain and maintain the licenses to operate our business, our business prospects and future results of operations would be adversely affected.

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, our 3G mobile services license is valid until December 31, 2018. On April 30, 2014, we obtained the mobile broadband services license adhering to the principle of technological neutrality for our 4G mobile services, which is valid until the end of 2030. The NCC plans to release the 2500MHz and 2600MHz spectrum band for 4G mobile broadband services through a bidding process. Currently, the NCC is expected to accept applications for such bidding process and announce the estimated lowest ask price in June or July 2015. It is also expected that the tenders’ qualification examination will be completed by August 2015 and the bidding process will be held in September 2015. If we determine that we need to acquire this spectrum band to stay competitive, we will need to participate in the bidding process. If we are unable to successfully acquire and maintain the rights to use the licenses or frequency spectrums that we need for our future business operations, our business prospects and future results of operations may be materially and adversely affected.

Increasing market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

Mobile service providers in Taiwan have been offering 4G mobile services starting from May 2014. As of the date of this annual report, there are five mobile network operators in Taiwan providing 4G services, including two new mobile network operators. Each mobile network operator, including us, has been offering aggressive promotional programs to attract consumers, such as unlimited data plans, when many mobile network operators around the world have eliminated unlimited data plans. We cannot assure you that we will be able to raise our revenues from 4G services in light of the intense market competition, which could have a material adverse effect on our business prospects and our future results of operations.

We also face increasing fixed broadband competition from cable operators. Cable operators have been using low-priced internet access packages to attract new customers in specific areas and buildings in Taiwan. They have also been upgrading their networks to DOCSIS 3.0 in order to provide higher speed internet access. DOCSIS refers to Data Over Cable Service Interface Specification, which is an international telecommunications standard that permits the addition of high-speed data transfer to an existing cable TV system. The government has mandated the 100% digitization of cable television networks by January 1, 2017, which would increase the availability of high-speed internet services from cable operators. In addition, as the mobile data access speeds have increased with newer technologies, such as 4G LTE, some customers have replaced fixed broadband services with high speed mobile broadband services. To counter these developments, we are migrating more of our ADSL customers to FTTx services and offering even higher speed fiber to the home, or FTTH access. Furthermore, the NCC relaxed the zoning restrictions on service areas for cable operators on July 27, 2012, while cable operators remain subject to the restriction that the market share of any single cable operator cannot exceed 33%. This change will allow cable operators to provide digital cable services throughout Taiwan, including high definition cable TV with more channels as well as high speed cable modem services. As of now, it is still uncertain whether we will be deemed a cable operator and subject to the 33% market share restriction. As a result, we could face increased competition for our broadband access services and MOD IPTV services. If we are unable to compete successfully with the cable operators for broadband access services and MOD businesses, our results of operations could be impacted.

Many of our competitors are in alliances with leading international telecommunications service providers and have access to financial and other resources or technologies that may not be available to us. Moreover, if the government continues to liberalize the telecommunications market, such as through the issuance of new licenses or establishment of additional networks, our market position and competitiveness could be materially and adversely affected. We cannot guarantee that our measures to address competition will be effective, and therefore our business, financial condition and results of operations may be adversely affected by our competitors.

Increasing competition may also cause our customer growth rate to reverse or decline, bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could adversely affect our business, financial condition and results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. For example, in 2014, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$8.8 million (US$0.3 million). The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

We are subject to litigation or other legal proceedings that could expose us to substantial liabilities.

We are from time to time involved in various litigation, arbitration or administrative proceedings in the ordinary course of our business. Any such claims, whether with or without merit, asserted or threatened, could be time-consuming and expensive to defend and could divert our management’s attention and resources. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings”. We cannot predict the outcome of these proceedings, and we cannot assure you that if a judgment is rendered against us in any or all of these proceedings, our financial condition and results of operations would not be materially and adversely affected.

We depend on select personnel and could be affected by the loss of their services.

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. We may not be able to retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. The major three telecom operators in Taiwan, including us, are expanding the information and communication technology, or ICT, business and may increase the number of their employees as part of this expansion. In addition to telecom operators, some computer manufacturers, such as ASUSTek Computer Inc. and Quanta Computer Incorporated, are also expanding their business into this area and have been recruiting information technology related employees as well. We cannot assure you that we will be able to successfully attract and retain new information technology related employees. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

We may not realize the benefits we expect from our investments, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2014, we made capital expenditures in our domestic fixed communications of NT$16.2 billion (US$511.6 million), our mobile communications business of NT$9.6 billion (US$304.4 million), our internet business of NT$4.4 billion (US$140.0 million), our international fixed communications business of NT$1.5 billion (US$46.1 million) and our other businesses of NT$0.9 billion (US$28.2 million), respectively. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to continue making substantial capital expenditures to further develop our range of services and products.

Commercial acceptance by consumers of the new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing the expected return from our investments.

We cannot assure you that services enabled by the new technologies we are implementing, such as Heterogeneous or Marco/Micro/Pico/Femto/BBU+RRH mobile technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations.

We recognized impairment losses for investment properties, equipment and intangible assets in the past. In 2014, we determined that parts of our telecommunication equipment were impaired and recognized an impairment loss of NT$64 thousand (US$2.0 thousand).

We cannot assure you that we will be able to continue to maintain control of and consolidate the results of operations of our minority-owned subsidiary. For example, we consolidate the results of operations of our subsidiary, Senao International Co., Ltd., or Senao, because we have secured four out of seven seats on the board of directors of Senao through the support of large beneficial shareholders of Senao. Please refer to note 3 and note 15 of our consolidated financial statements included elsewhere in this annual report for details of the relationship between Senao and its parent company. We cannot assure you that we will be able to continue maintaining control over the board of directors of Senao. If we lose control of our minority-owned subsidiary, we will no longer be able to consolidate the results of operations of such subsidiary, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. In 2014, we evaluated and concluded that certain investments were impaired, and as a result we recognized an impairment loss of NT$23 million (US$0.7 million) for available-for-sale financial assets due to the decline in fair value owing to adverse changes in industry conditions and operating performance that were below expectations. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and 4G mobile networks. To meet the increasingly robust high-bandwidth requirements of digital convergence services, we continue to expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. With respect to 4G networks, we expanded the network coverage by refarming the 900MHz frequency band from 2G to 4G in December 2014 and are deploying more 4G base stations in 1800MHz frequency band. Furthermore, in December 2014, we began implementing the carrier aggregation technology of LTE-Advanced, or LTE-A, in the 900MHz and 1800MHz frequency bands to provide higher data transmission rates. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain the funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

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

As of December 31, 2014, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2014. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm”.

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

In accordance with the articles of association of Chunghwa Telecom Workers’ Union, besides the chief manager of each department, most of our employees are members of our principal labor union, the Chunghwa Telecom Workers’ Union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. Despite having taken measures to improve relations, increase cooperation and ensure mutual benefit with our labor union, such as increasing channels of communications by holding periodic labor resource review meetings and guaranteeing our labor union a seat on our board of directors, we cannot assure you that we will be able to maintain a good relationship with our labor union. Any deterioration in our relationship with our labor union could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation.

Any economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In particular, Taiwan’s economy is highly dependent on the technology industry, and any downturn in the global technology industry may have a material adverse effect on Taiwan’s economy, which in turn, could adversely affect the demand for our products and services. There have also been concerns over the armed conflicts and civil unrest in the Middle East, Africa and Ukraine, which has resulted in higher volatility on oil prices and stock markets, which could have a material adverse effect on economies around the world.

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

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the tense relationship between the ROC and the People’s Republic of China, which could adversely affect our financial condition and results of operations.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the ROC and the PRC, such as the engagement of the Economic Cooperation Framework Agreement, or ECFA, in 2010, relations may become strained again. In June 2013, the ROC government and the PRC government entered into the Cross-Strait Agreement on Trade in Services pursuant to the ECFA. According to this agreement, both parties agreed to certain concessions on the telecommunication industries. The Executive Yuan has submitted the Cross-Strait Agreement on Trade in Services to the Legislation Yuan of Taiwan for ratification. As of March 31, 2015, the Cross-Strait Agreement on Trade in Services has not yet been ratified by the Legislation Yuan. If the agreement is unable to be ratified by the Legislation Yuan, our business operations in the PRC and our results of operation may be adversely affected. In addition, the PRC government has refused to renounce the use of military force to gain control over Taiwan. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of companies in the ROC. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could materially and adversely affect our financial condition and results of operations, as well as the market price and the liquidity of our securities. In addition, the complexities of the relationship between the ROC and PRC require companies involved in cross-strait business operations to carefully monitor their actions and manage their relationships with both ROC and PRC governments. In the past, companies in the ROC, including us, have received minor sanctions such as travel restrictions or minor monetary fines by the ROC and/or PRC governments. We cannot assure you that we will be able to successfully manage our relationships with the ROC and PRC governments for our cross-strait business operations, which could have an adverse effect on our ability to expand our business and conduct cross-strait business operations.

Any future outbreak of contagious diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any future outbreak of contagious diseases, such as avian influenza or Ebola virus, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Stockholders may have more difficulty protecting their interests under the laws of the ROC than they would under the laws of the United States.

Our corporate affairs are governed by our articles of incorporation, the Telecommunications Act, and by the laws governing corporations incorporated in the ROC. See “—Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer”. The rights of stockholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major stockholders of Taiwan companies do not owe fiduciary duties to minority stockholders. As a result, holders of our common shares and ADSs may have more difficulties in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public stockholders of a United States corporation.

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

Prior to January 1, 2013, we prepared our consolidated financial statements in accordance with ROC GAAP for purposes of our filings with the TWSE, with reconciliation of net income and balance sheet differences of our consolidated financial statements to U.S. GAAP for certain filings with the SEC. Starting from January 1, 2013, we have prepared our financial statements under Taiwan IFRSs. While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F for the year ended December 31, 2013 and thereafter. We no longer prepare any reconciliation of our consolidated financial statements with U.S. GAAP. For more details, see “Item 3. Key Information—A. Selected Financial Data” for the description about the adoption of Taiwan IFRSs.

Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2014 that are expected to be declared at our 2015 annual general stockholders’ meeting are calculated based on Taiwan IFRSs. It is difficult for us to evaluate the precise impact of the adoption of Taiwan IFRSs and IFRSs on our financial statements, because the FSC may issue new rules governing the adoption of Taiwan IFRSs and as other laws and regulations may be amended with the adoption of Taiwan IFRSs.

Risks Relating to Ownership of Our ADSs and Common Shares

The value of your investment may be reduced by future sales of our ADSs or common shares by us, by the government of the ROC or by other stockholders.

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

Our common shares are traded on the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. During 2014, the TWSE Index peaked at 9,569.17 on July 15, 2014, and reached a low of 8,264.48 on February 5, 2014. On April 20, 2015, the TWSE Index closed at 9,552.85. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

In response to declines and volatility in the securities markets in Taiwan, the government of the ROC formed the National Financial Stabilization Fund to support these markets through open market purchases of shares in Taiwan companies from time to time. The details of the transactions of the National Financial Stabilization Fund have not been made public. In addition, the government’s Labor Insurance Fund and other funds associated with the government have in the past purchased, and may from time to time purchase, shares of Taiwan companies listed on the TWSE or other markets. As a result of these activities, the market price of common shares of Taiwan companies may have been and may currently be higher than the prices that would otherwise prevail in the open market. Market intervention by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Taiwan companies, which may affect the market price and liquidity of our common shares and ADSs.

We may be sanctioned or lose our licenses for violations of limits on foreign ownership of our common shares, and these limits may materially and adversely affect our ability to obtain financing.

The laws of the ROC limit foreign ownership of our common shares. Prior to March 1, 2006, the MOTC, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the MOTC as the competent authority under the Telecommunications Act pursuant to the National Communications Commission Organization Act, or the Organization Act. The NCC and the MOTC reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the MOTC on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 20, 2015, foreign direct holdings of our outstanding share capital is at 16.76%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the NCC will exercise its authority over us, or whether NCC will lower the foreign ownership cap at any time.

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

The ability to deposit shares into our ADS program is restricted by ROC law, under which no person or entity, including you and us, may deposit our common shares into our ADS program unless the Securities and Futures Bureau has not objected within a prescribed period following the filing with it of an application to do so, except for the deposit of the common shares into our ADS program and for the issuance of additional ADSs in connection with:

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

Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the ROC. Under the current laws of the ROC, an ADS holder or the depositary, without obtaining further approvals from the Central Bank of the ROC (Taiwan) or any other governmental authority or agency of the ROC, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares represented by ADSs.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payments for rights offerings. The depositary may be required to obtain foreign exchange approval from the Central Bank of the ROC (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of the ROC (Taiwan) will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

Under the ROC Foreign Exchange Control Law, the Executive Yuan of the ROC may, without prior notice but subject to subsequent legislative approval rendered within ten days from such imposition, impose foreign exchange controls or other restrictions in the event of, among other things, a material change in domestic or international economic conditions which might threaten the stability of the domestic economy in Taiwan.

You are required to register with the TWSE and appoint several local agents in Taiwan if you withdraw common shares from our ADS facility and become our stockholder, which may make your ownership burdensome.

If you are a non-ROC person and wish to withdraw common shares represented by your ADSs from our ADS facility and hold those common shares, you are required under the current laws and regulations of the ROC to appoint an agent, also referred to as a tax guarantor, in the ROC for filing tax returns and making tax payments. A tax guarantor must meet certain qualifications set by the Ministry of Finance of the ROC and, upon appointment, becomes a guarantor of your ROC tax obligations. If you wish to repatriate profits derived from the sale of withdrawn common shares or cash dividends or interest on funds derived from the withdrawn common shares, you will be required to submit evidence of your appointment of a tax guarantor and the approval of the appointment by the ROC tax authorities. You may not be able to appoint and obtain approval for a tax guarantor in a timely manner.

In addition, under the current laws of the ROC, you will be required to be registered as a foreign investor with the TWSE for making investments in the ROC securities market prior to your withdrawal and holding of common shares represented by the ADSs. You will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other functions as holders of ADSs may designate. You must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without the relevant registration and appointment of the local agent and custodian and the opening of a securities trading account and bank account, you will not be able to hold, subsequently sell or otherwise transfer our common shares withdrawn from the ADS facilities on the TWSE.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications, which was abolished on December 24, 2014. The common shares of the Company have been listed on the TWSE under the number “2412” since October 2000 and its ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 2003. In August 2005, we became a privatized company as the ownership by the government of the ROC was reduced to less than 50%. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is http://www.cht.com.tw. The information on our website does not form a part of this annual report. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include:

•	domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, domestic data services and other domestic services;

•	mobile communications services, including mobile services, sales of mobile handsets, tablets, data cards and other mobile services;

•	internet services, including HiNet, our internet service, internet value-added services, or VAS, data communication services, internet data center services, and other internet services;

•	international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and other international services; and

•	other services, including non-telecom services.

In addition to these traditional telecommunication services, we also focus on selected ICT services and advanced development.

For each of our key services, we enjoy leading positions across a number of areas in terms of both revenues and customers:

•	we are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider;

•	we are Taiwan’s largest broadband access provider; and

•	we are Taiwan’s largest internet service provider.

In 2014, our revenues were NT$226.6 billion (US$7.2 billion), our consolidated net income was NT$37.6 billion (US$1.2 billion) and our basic earnings per share was NT$4.77 (US$0.15).

In 2014, we made capital expenditures totaling NT$32.6 billion (US$1.0 billion), of which 50% was related to our domestic fixed communications business, 30% was related to our mobile communications business, 14% was related to our internet business, 4% was related to our international fixed communications business and 2% was related to our other businesses. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

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

We believe that our primary competitive strengths are:

•	our broad customer base in Taiwan;

•	our position as an integrated, full-service telecommunications provider in Taiwan; and

•	our capital resources and technology, which we believe we can build on to expand our leading position in the mobile communications and internet services markets, including through our continued construction of our existing 4G mobile networks, our expansion of FTTx broadband access services, IP-based MOD services, fixed-line/mobile VAS and cloud computing related services.

We have a broad customer base in Taiwan.

We are the largest telecommunications service provider in Taiwan with a broad customer base across all of our service offerings. Despite deregulation and an increase in competition in the Taiwanese telecommunications industry, we have maintained a market leading position in our primary service offerings of fixed communications, mobile communications and internet services. We believe our broad customer base in each of our service offerings grants us a distinct competitive advantage to maintain our existing customers and attract new customers and increases the chance of success for the launch and popularization of new products. As the telecommunications industry continues its trend of converging fixed communications, mobile communications and internet services, we believe that our comprehensive service offerings place us in a strong position to offer converged products and services to our customers. In addition, by leveraging our data-mining capacity and business intelligence analysis tools, we are able to adopt marketing initiatives to target different customer groups’ interests and preferences and increase the effectiveness of our cross-marketing efforts of our products and services to our existing customers.

We are an integrated full-service telecommunications provider in Taiwan.

We are the largest telecommunications service provider in Taiwan with a leading position in fixed communications services, mobile communications services and internet services.

Broad range of communications products and services. We believe that our ability to provide an attractive and comprehensive range of telecommunications services positions us to provide bundled and VAS to our business and residential customers. In addition, we are able to offer innovative integrated services and tariff packages to meet the specific needs of our customers.

Broad network coverage. The breadth of our network and our ownership of the “last-mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provides us with access to existing and potential customers and creates a platform for expanding our services. In order to provide higher bandwidth services for our customers, we have been constructing our FTTx network since 2003. We have successfully migrated many of our customers from lower-speed to higher-speed internet access services and upgraded ADSL subscribers to FTTx, which offers even higher speeds by using fiber optic technology. The number of our FTTx subscribers has exceeded that of our ADSL subscribers since 2011. As of December 31, 2014, network coverage of FTTx with speeds of 100 Mbps and higher was approximately 86.77%. In addition, our mobile communications network provides nationwide coverage. Our large mobile spectrum allocation together with our extensive network coverage positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom,” “emome” and “HiNet” have a reputation for quality and reliability. We serve our large and well-established customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution”. We are continuing to expand and transform our retail stores while increasing the number of our service centers throughout Taiwan. We also offer comprehensive and high-quality point of sale and after sale services in our service centers, stores and over the internet. Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In 2014, we obtained several domestic and international awards which recognized our service quality, corporate governance and our fulfillment of corporate social responsibility. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award of Telecom Company in Taiwan for ten consecutive years since 2005. We were also awarded the Best Benchmarking Enterprise Award of Telecom Company in Taiwan by the Common Wealth Magazine in 2014. In addition, we were ranked A++ in “Transparency and Information Disclosure” by the Taiwan Securities and Futures Institute for nine consecutive years since 2006.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge, which we believe cannot be easily replicated by competitors. We also believe we will continue to attract and retain high quality employees.

We have the capital resources and technology to enhance our leading position.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in broadband internet protocol networks, fiber-optic networks, and 4G mobile communications networks and services. We will continue to make investments in or to acquire other companies which provide complementary telecommunications and internet-related services to further expand our business and offer new products and services.

Advanced network technology. In 2014, we upgraded our FTTx access networks to FTTH access networks, aiming at promoting our broadband services from megabit connectivity to gigabit connectivity and strengthening our leading position in bandwidth services in our industry. We have also continued to deploy our 4G networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. As of March 31, 2015, we employed 2,287 research professionals and engineers whose principal focus is to develop advanced network services and operation support systems and to build selected core technologies. In 2014, our research and development expenses accounted for 1.5% of our revenues. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our leadership position in growing markets, such as fixed-line, mobile data, and VAS. By leveraging our solid customer base, expanded network capacity and enhanced network capability, we have been continuously enhancing our fixed and mobile VAS offerings and promotion. We have also introduced new ICT services as well as cloud computing services by leveraging enterprise high speed broadband demand to offer VAS and explore emerging service.

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

Our core strengths are the management of telecommunication networks and the provision of services over these networks. We currently operate several networks linked by a core backbone infrastructure consisting of public switched telephone, cellular, ADSL, FTTx and internet protocol networks. Our strategy for each network differs depending on the market dynamics and future growth prospects of services delivered over these networks. In general, we endeavor to maintain our strong market position and seek to expand the scope of our business beyond network services by offering VAS to capture new opportunities and generate revenue growth.

Broadband services: We strive to maintain our broadband market share. We typically realize higher average revenue per user, or ARPU, for our FTTx internet services, and we expect to continue to offer various incentives for our ADSL customers to upgrade to FTTx services. Therefore, we are continuing the build-out of our FTTx infrastructure, especially FTTH construction, to monetize our investment, instead of network coverage enhancement. We believe these efforts will help us maintain our competitive advantage for broadband services. A high quality broadband network is also essential for our high-definition MOD services.

Mobile Communications: We obtained the 4G license in April 2014 and launched our 4G services in May 2014. Our strategy for mobile services includes the following initiatives:

•	Accelerating 4G network construction to accommodate the increasing mobile data usage from consumers as a result of the growth of connected devices, such as smartphones and tablets;

•	Encouraging the migration of 2G service subscribers to 3G and 4G services by offering promotions on various mobile handsets combined with attractive VAS and product packages;

•	Introducing low- to mid-tier smartphones to expand our mobile internet subscriber base; and

•	Constructing more Wi-Fi hotspots to offer more wireless internet access service and to offload data traffic from our mobile networks; we expect to operate over 55,000 Wi-Fi hotspots by the end of 2015.

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet VAS, such as online games, internet music, internet banking and internet protocol video services, including hiChannel, an internet platform where customers can view videos and multimedia content. In addition, to cater to customers’ increasing demand for e-commerce payment systems, we are also developing a trusted service manager, or TSM, a platform to support multiple payment interfaces supporting mobile payment and third-party payment. The TSM platform commercial service launched on December 30, 2014 and provides mobile phone users a variety of payment methods. We are currently cautiously evaluating the timing to launch third-party payment services.

Emerging services: Our emerging services primarily include ICT and cloud computing services. We have been providing ICT services since 2009. We continue to leverage our core telecommunication infrastructure and services to expand ICT services, including intelligent energy network, or iEN, intelligent transportation service, or ITS, Internet of Things, or IoT, and smart city services. Our experience with ICT services positions us well to develop and offer cloud computing services. Underpinning the rollout of our cloud computing services is our capability and experience in offering data center services to corporate customers, which includes our ongoing initiative to build the largest cloud computing data center in Taiwan in anticipation of the growing demand for this service. In 2013, we began the construction of our cloud data center in Panchiao, New Taipei City. The Panchiao Internet Data Center, or IDC, is expected to commence operations in late 2015 and will offer high reliability, high speed and high security cloud services to multi-national and domestic corporate customers. With the strength and reliability of our technologies and services, we believe that we have the competitive advantages to continue expanding our cloud computing services in the future.

We consistently expand the scope and variety of our integrated services to create more value for our customers. For example, we are developing an over the top, or OTT, platform and building relationships with content providers and service providers to offer attractive content and services over the platform. At the end of 2014, we introduced the “Chunghwa Film” application. Connected with Google Chromecast, Google’s new media streaming device, customers can use the “Chunghwa Film” application to synchronize and access audio and video content on their smartphones, tablets, PCs and connected TVs over Wi-Fi.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium-sized enterprises and in January 2007 established our Enterprise Business Group. As of December 31, 2014, our Enterprise Business Group employed 492 professionals and offered packaged and customized services, customer-oriented solutions and integrated ICT services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123”. We offer 24-hour customer service, including the handling of service and billing inquiries. To improve the quality of our customer services, we implemented a customer relationship management system, which encompasses, among other things, a customer complaint system, a business information database for the use of our call centers, and a data mining system to enhance our sales and market analysis efforts.

In addition, we own hundreds of physical service stores, and we will continue to renovate our traditional service stores to enhance user experience. Please refer to “—Competitive Strengths—We are an integrated full-service telecommunications provider in Taiwan” for a discussion of our distribution channels.

Improve operational efficiency and cost structure

We have historically been focused, and will continue to focus, on cost control, particularly in the areas of network efficiencies and personnel costs. We expect to further improve our operational efficiency and cost structure by migrating to more advanced networks and sophisticated operational support systems, and efficiently managing our workforce.

Capital expenditures. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. To catch up with the fast evolution of digital devices and network applications, we continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. In particular, following our “precision construction” policy to enhance equipment utilization rate and improve management efficiency, we continue to accelerate LTE network construction to enhance population coverage, construct high capacity Wi-Fi/Fiber-Wireless networks to offload mobile network traffic, and prioritize FTTH construction to improve operational efficiency and reduce operating cost. We will continue to leverage our core telecommunication infrastructure and services to expand the ICT business, including cloud services, enterprise total solutions and government projects.

Personnel costs. We seek to improve our operational efficiency by reducing our personnel costs. For example, we offered voluntary retirement programs once each year since 2005, which resulted in reductions of 7,060 employees in total as of December 31, 2014. We also hired more than 4,434 new employees after our privatization in August 2005. Since then, we continued to align our organizational structure by integrating various operating units and departments. We will also continue to reallocate our personnel from traditional fixed-line services to our growing businesses and to our marketing and corporate customer services departments. On January 30, 2013, we set up Honghwa International Co., Ltd. (formerly known as Honghwa Human Resources Co., Ltd.), or Honghwa, in order to provide on-site equipment installation services to our customers and the customers of other companies that have signed service agreements with Honghwa.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in high-growth areas, such as ICT and cloud services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with information content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, and ICT solutions partners to diversify our business operations and enhance our service offerings. We also aim to develop the city of industry technology intelligence. In December 2013, we formed the Taiwan Intelligent Aerotropolis Association, an association that focuses on the research, development and application of telecommunication and aerotropolis technology, together with other telecommunications enterprises and equipment suppliers. The formation of the association has strengthened our leading position in the industry and further supplemented our capability to develop smart city and aerotropolis products and services. On January 17, 2014, we entered into a memorandum of understanding with Delta Electronics, Inc., under which both parties agree to coordinate and to develop environmentally friendly solutions for energy saving in telecommunications industry. In February 2014, we joined KDDI Corp. based in Japan, SK Planet Co., Ltd. based in South Korea and

HKT Limited based in Hong Kong to form the Asia NFC Alliance, which aims to extend existing near-field-communication, or NFC, services beyond national bounders to further accelerate the adoption of convenient and compatible NFC services worldwide. In April 2014, we entered into a memorandum of cooperation with HTC Corp. to establish the dual leading brands in 4G LTE, promoting the new mobile life experience. In June 2014, we entered into a joint research agreement with NTT DATA Corp. in connection with the researches on software-defined network, or SDN, technologies and the relevant applications. In August 2014, we entered into a memorandum of understanding with Intel Corp. to jointly accelerate innovation and growth on IoT, cloud computing, and SDN, as well as the new applications of IoT.

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

In January 2013, we set up Honghwa in order to provide on-site equipment installation services to our customers and the customers of other companies that have signed service agreements with Honghwa.

In November 2013, Taiwan Mobile Co., Ltd., or Taiwan Mobile, Asia Pacific Telecom, or APT, Vibo Telecom, or Vibo, EasyCard Corporation, Far EasTone Telecommunications Co., Ltd., or Far EasTone, and us established the Alliance Digital Technology Co., Ltd., or ADT, which mainly engages in the development of mobile payments and information processing services. We owned a 13.33% equity interest in ADT and had one seat out of five seats on the board of directors of ADT as of December 31, 2014.

In February 2014, we, together with Benefit One Asia Pte. Ltd., established Chunghwa Benefit One Co., Ltd., or Chunghwa Benefit One, and we owned a 50% equity interest in Chunghwa Benefit One. Chunghwa Benefit One mainly engages in providing an e-commerce platform for enterprises to provide employee benefits and for individuals.

Please also see notes 3 and 16 to our consolidated financial statements included elsewhere in this annual report for our current strategic investments.

Going forward, we may consider making other equity investments and acquisitions that we believe are complementary to our business and strategic goals. Our future investment will be aimed at expanding our business scale and scope, making better use of our research and development resources and operational experience and increasing our revenues through investing mainly in six strategic areas, such as IoT, info-security, OTT, mobile VAS, enterprise business and IDC/Cloud.

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and intend to maintain a sustainable dividend policy. Following our privatization, we have more flexibility to implement capital management initiatives, including possible repurchases of our outstanding common shares and increases in our leverage through debt financing.

Under the ROC Company Act, companies are allowed to distribute special cash dividend from capital surplus. At our annual general stockholders’ meeting held on June 24, 2014, our stockholders approved the distribution of NT$16.6 billion from capital surplus, and such amount was subsequently paid in August 2014. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.”

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business. The selected financial data for the years ended December 31, 2012, 2013 and 2014 have been prepared and presented in accordance with IFRSs as issued by the International Accounting Standards Board.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local telephone services and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, multimedia on demand services, and other domestic services including ICT, corporate solution services, cloud computing services. We are the largest provider of local and domestic long distance telephone services in Taiwan. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$76.1 billion, NT$73.5 billion and NT$72.1 billion (US$2.3 billion), respectively, in 2012, 2013 and 2014, representing 34.4%, 32.2% and 31.8% of our total revenue in such periods. In general, we expect that revenues from our domestic fixed communications business as a percentage of our total revenues will continue to decline primarily due to mobile and VoIP substitution.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Local telephone revenues:
Usage	20.1	17.9	16.0	506.8
Subscription	16.4	16.4	16.3	514.3
Interconnection	1.2	1.0	0.9	29.9
Pay telephone	0.4	0.3	0.3	9.5
Other	2.8	2.2	2.1	66.3

Total	40.9	37.8	35.6	1,126.8

We provide local telephone services to approximately 11.4 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 18.5%, 16.6% and 15.7% of our total revenues in 2012, 2013 and 2014, respectively. Approximately 73.9% of our local telephone customers as of December 31, 2014 were residential customers. We are currently the leader of the local telephone service market, with an average subscriber market share of approximately 95.0%, 94.6% and 94.3% in 2012, 2013 and 2014, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31
	2012	2013	2014
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,316	23,374	23,434
Fixed line customers:
Residential	8,728	8,555	8,395
Business	3,061	3,017	2,970
Total	11,790	11,572	11,365
Growth rate (compared to the same period in the prior year)	(2.4)%	(1.8)%	(1.8)%
Penetration rate (as a percentage of the population)	50.6%	49.5%	47.5%
Lines in service per household	1.07	1.03	1.00

(1)	Data from the Department of Population, Ministry of the Interior, ROC.

With the continued development of mobile technologies and the disconnection of additional lines for dial-up services, demand for local customer lines has been declining. The number of fixed-line customers decreased by 2.4% in 2012 compared to 2011, 1.8% in 2013 compared to 2012 and 1.8% in 2014 compared to 2013. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to mobile and internet telephony services.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year Ended December 31
	2012	2013	2014
	(in millions, except percentages)
Minutes from local calls(1)(2)	14,368	12,942	11,567
Growth rate (compared to the same period in the prior year)	(7.7)%	(9.9)%	(10.6)%

(1)	Includes minutes from local calls made on pay telephones and minutes from fixed line-to-mobile calls.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls decreased in 2012, 2013 and 2014 due to the impact of mobile substitution and increased use of VoIP applications.

We charge our local telephone service customers a monthly fee and a usage fee. We also charge separate fees for some VAS. The monthly fees for our primary tariff plans are NT$70 for residential customers and NT$295 for business customers. Our primary peak time usage fee is NT$1.6 for three minutes, and our off-peak usage fee is NT$1.0 for ten minutes. Our usage fees are the same for residential and business customers.

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	1.41	1.39	1.39
Growth rate (compared to the same period in the prior year)	3.7%	(1.4)%	—

Average per minute usage charges increased 3.7% to NT$1.41 in 2012, and we attribute this increase to the fact that users with lower average tariffs switched to using VoIP telephony services to a greater extent than users with higher average tariffs. However, average per minute usage charges decreased 1.4% to NT$1.39 in 2013, mainly due to more users switching to use mobile phones and VoIP telephony services, which also led to the decreases in total revenue derived from local telephone. Average per minute usage charges remained relatively stable from 2013 to 2014. Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and increase revenues. In particular, our VAS offerings are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the VAS. These services include call waiting, caller identification, call forwarding, three-party calls, ring back tone and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$3.8 billion, NT$3.5 billion and NT$3.3 billion (US$0.1 billion) in 2012, 2013 and 2014, respectively, representing 1.7%, 1.5% and 1.5% of our total revenues in such periods. This decrease was mainly due to the increased use of mobile services and VoIP applications. Our average market share by minutes in the domestic long distance market was approximately 75.4%, 76.6% and 80.5% in 2012, 2013 and 2014, respectively.

The following table sets forth information with respect to usage of our domestic long distance telephone services for the periods indicated.

	Year Ended December 31
	2012	2013	2014
	(in millions, except percentages)
Domestic long distance telephone service usage (minutes)	3,354	3,288	3,084
Growth rate (compared to the same period in the prior year)	4.7%	(2.0)%	(6.2)%

Along with the mandatory tariff reduction for domestic long distance telephone services, the minutes of use increased in 2012. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”. Call minutes declined in 2013 and 2014. We expect the minutes of use for domestic long distance calls will continue to decline as a result of traffic migration to mobile services and increased use of VoIP applications.

The following table sets forth information with respect to the average domestic long distance telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2012		2013		2014
Average domestic long distance telephone usage fee (per minute)	NT$	0.90	NT$	0.84	NT$	0.85
Growth rate (compared to the same period in the prior year)		(41.2)%		(6.6)%		1.2%

According to the resolution released by the NCC on November 30, 2011, we reduced our peak hours domestic long distance rate from NT$0.032 per second to our current rate of NT$1.6 per three minutes, and off-peak hours rate from NT$0.023 per second to our current rate of NT$1.0 per three minutes, in January 2012. All domestic long distance calls, regardless of the distance between the calling parties, are subject to the same tariff. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments”. Our average domestic long distance usage charge per minute decreased 41.2% in 2012 due to the mandatory tariff reduction mentioned above. The slight difference in the average domestic long distance usage charge per minute in 2012 and 2013 was due to the higher tariff in early January 2012 before the tariff reduction mentioned above. Our average domestic long distance usage charge per minute increased 1.2% in 2014.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling and virtual private networks, or VPN, services and others. We also focus on offering our customers an increasing number of VAS with flexible tariff packages.

Broadband (FTTx and ADSL) Access

We provide broadband internet access through connections based on our FTTx and ADSL technologies. FTTx generally offers a faster access medium for our internet customers compared to ADSL by using fiber optic technology. We are continuing the build-out of our FTTx infrastructure. Since 2014, we shifted our focus more on FTTH construction.

The following table sets forth our revenues from our broadband access services for the periods indicated.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(in billions)
Broadband access revenues:
Broadband access (FTTx and ADSL)	19.1	19.1	19.1

We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services.

From 2012 to 2014, we continued accelerating our high speed FTTx household coverage. We currently offer various promotional packages to encourage more migration of our ADSL subscribers to our FTTx service and migration of our FTTx subscribers to higher speed FTTx service. In 2014, FTTx revenue reached 83.5% of our total broadband revenue. As of December 31, 2014, 67.2% of HiNet subscribers accessed the internet through our FTTx service, and we expect this ratio to increase in the future as a result of these promotional measures. As of December 31, 2014, 91.1% of our FTTx service customers subscribe HiNet ISP service.

Our subscriber market share of Taiwan’s broadband market was approximately 79.2%, 77.7% and 76.7% in 2012, 2013 and 2014, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	As of December 31
	2012	2013	2014
FTTx service customers (in thousands)	2,719	2,955	3,120
ADSL service customers (in thousands)	1,839	1,598	1,419
Average downlink speed (Mbps)	16.3	26.9	34.5

Our FTTx service offers downlink speeds of 6, 20, 60, 100 and 300 Mbps matched with uplink speeds of 2, 5, 20, 40 and 100 Mbps, respectively. Our ADSL service offers downlink speeds that range from 2 Mbps to 8 Mbps and uplink speeds that range from 64 kilobits per second, or Kbps, to 640 Kbps.

We have experienced competition in broadband from cable operators and other fixed-line operators. In addition, as faster wireless technologies, such as 4G LTE, have been deployed, some customers have replaced fixed broadband services with high-speed mobile broadband services. Our strategy is to continue the migration of ADSL subscribers to FTTx and the migration of FTTx subscribers to higher speed FTTx so as to maintain our competitiveness. In addition, in order to strengthen customer loyalty, we have provided free speed upgrades for broadband customers since August 2010. In recent years, we further reduced our broadband tariff, especially for higher speed services, in order to speed up the migration to fiber solutions and facilitate the take-up of relevant applications. Although the lower broadband tariff had a temporary impact on our revenue, we believe the speed upgrade will have a positive effect on our promotion of broadband VAS in the long run.

Charges for our HiNet dial-up service include a monthly fee entitling the customer to a fixed number of minutes of service, with an additional charge per minute when the fixed number of minutes is exceeded. Alternatively, we offer our HiNet dial-up customers an unlimited number of minutes for a fixed monthly fee. Charges for our FTTx and ADSL services include one-time installation charges and monthly subscription fees. These charges for our FTTx and ADSL services vary based on connection speed.

The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
ARPU for HiNet dial-up services per month(1)	15	11	10
ARPU for FTTx services per month(2)	895	859	838
ARPU for ADSL services per month(3)	437	424	405

(1)	ARPU for HiNet dial-up services per month is calculated as the sum of (a) local telephone usage revenues generated by HiNet dial-up subscribers for the relevant period divided by the average of the number of our HiNet dial-up subscribers on the first and last days of the period divided by the number of months in the relevant period and (b) internet access revenues for the relevant period divided by the average of the number of our HiNet dial-up subscribers on the first and last days of the period divided by the number of months in the relevant period.
(2)	ARPU for FTTx services per month is calculated as the sum of (a) FTTx access revenues for the relevant period divided by the average of the number of our FTTx access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTx ISP service revenues divided by the average of the number of HiNet FTTx ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.
(3)	ARPU for ADSL services per month is calculated as the sum of (a) ADSL access revenues for the relevant period divided by the average of the number of our ADSL access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ADSL ISP service revenues divided by the average of the number of HiNet ADSL ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.

The overall decline of our broadband ARPU was due to (1) the NCC mandatory tariff reduction and (2) the promotional packages and discounts provided for existing customers. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

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

The following table shows the bandwidth of local and domestic long distance lines leased to third parties as of each of the dates indicated.

	As of December 31
	2012	2013	2014
	(in gigabits per second, or Gbps)
Total bandwidth	1,294.6	1,054.7	1,359.1

The total bandwidth of local and domestic long distance lines leased to third parties decreased from 2012 to 2013 primarily due to the general trend of migrating to broadband services and the increased competition from other service providers constructing their own lines. In 2014, the total bandwidth of local and domestic long distance lines leased to third parties increased mainly due to the demand of the bandwidth of backbone network for 4G mobile services.

Rental fees for local leased lines are generally based on transmission speed while domestic long distance leased line rental fees are generally based on transmission speed and distance. We continue to experience a decline in rental fees for all of our leased line products. We attribute the general decline in rental fees since 2000 to a general migration toward broadband services and increased competition from other service providers constructing their own lines mentioned above. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers for our leased line products. Our local and domestic long distance leased line services revenues were NT$5.5 billion, NT$5.1 billion and NT$4.6 (US$0.1 billion) in 2012, 2013 and 2014, respectively. Although the bandwidth leased to third parties increased in 2014, the revenue decreased year over year mainly due to the decline in rental fees described above.

Wi-Fi Services

We launched our wireless local area network service in May 2002. As of December 31, 2012, 2013 and 2014, we had a total of approximately 1,280,315, 1,816,090 and 2,083,900 residential and business customers that leased our access points, respectively. In addition, we had established 50,000 hot spots in public areas by the end of 2014, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload mobile data network traffic.

MOD Services

Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our MOD customers can access TV programs, video-on-demand and other services. We had over 161 broadcasting channels and over 12,000 hours of on-demand programs and served approximately 1.3 million customers as of December 31, 2014. Also, as of December 31, 2014, we offered 98 high definition, or HD, channels and other HD video-on-demand programming, such as sports, movies and knowledge materials. Since 2013, we offered “TV Everywhere” service for our MOD subscribers to enjoy a seamless program viewing experience across multiple platforms, including smartphones, tablets and PCs. In addition to our regular packaged offerings, we also launched special packages such as “Film 199” in 2013, “Drama 199” and “Hollywood 199” in 2014. As a result of the continuous increase in the number of subscribers that purchased packaged offering, our MOD revenues increased from 2012 to 2014 and amounted to NT$1.9 billion, NT$2.2 billion and NT$2.6 billion (US$81.3 million) in 2012, 2013 and 2014, respectively.

Other Domestic Services

Our other domestic services include ICT services, corporate solution and bill handling services.

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile services, sales of mobile handsets, tablets and data cards and other mobile services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2012, we generated revenues of NT$72.5 billion, or 32.8% of our total revenues, from mobile services. In 2013, we generated revenues of NT$76.7 billion, or 33.6% of our total revenues, from mobile services. In 2014, we generated revenues of NT$77.5 billion (US$2.5 billion), or 34.2% of our total revenues, from mobile services. In 2012, we managed to increase our mobile revenue by promoting mobile internet services, which fully offset the decline of mobile voice revenue due to the NCC’s mandatory tariff reduction and market competition. In 2013, we continued to migrate customers (1) from 2G to 3G with additional data plans and (2) from 3G voice only to data plan adoption. As a result, our mobile VAS revenue grew by 38.4% from 2012 to 2013. It further grew by 22.5% from 2013 to 2014 due to the continuous mobile internet adoption and fast development in the 4G segment in our industry.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Mobile services revenues:
Usage(1)	42.1	40.1	36.0	1,139.6
Interconnection	7.3	6.0	4.8	151.6
Mobile VAS	20.4	28.3	34.8	1,100.4
Other	2.7	2.3	1.9	60.0

Total mobile services	72.5	76.7	77.5	2,451.6

(1)	Includes monthly fees.

As the market for mobile services has continued to expand, we have experienced growth in our mobile customer base. We are the largest mobile operator in Taiwan in terms of revenues and number of customers. We had 11.1 million mobile customers, for a market share of approximately 37.1% of total mobile customers and approximately 35.7% of total mobile services revenues in Taiwan, as of December 31, 2014.

In October 2013, we obtained a 4G mobile services spectrum of 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band. In November 2013, we paid NT$39.1 billion to the government for our 4G mobile services spectrum. Our 4G mobile services license is valid until December 31, 2030. We have launched 4G services in May 2014 and are currently deploying our 4G networks for better coverage.

In February 2002, the MOTC granted 3G mobile services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G mobile services license is valid until December 31, 2018. In July 2005, we launched our 3G mobile services, using WCDMA technology. We have been allocated 15 MHz paired spectrum in the 2 GHz frequency band for 3G mobile services, and 15 MHz in the 900 MHz frequency band and 11.25 MHz in the 1800 MHz frequency band for GSM services and general packet-switched radio services, or GPRS. We offer the largest international roaming network among Taiwan mobile service providers. By the end of 2014, our 3G roaming contracts includes 237 networks in 90 countries, our 2G GSM roaming contracts include 455 networks in 198 countries, and our 2.5G GPRS roaming contracts include 372 networks in 150 countries. We have also established 4G LTE roaming contracts with 31 networks in 24 countries.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the Year Ended December 31
	2012	2013	2014
Taiwan population (in thousands)(1)	23,316	23,374	23,434
Total mobile customers in Taiwan (in thousands)(2)	29,449	29,701	29,985
Penetration (as a percentage of the population)(2)	126.2%	127.1%	128.0%
Total mobile revenues in Taiwan (in billions)(3)	NT$219.2	NT$216.8	NT$207.6
Number of our mobile customers (in thousands)(2)(4)	10,269	10,656	11,126
Our market share by customers	34.9%	35.9%	37.1%
Our market share by revenues(5)	33.0%	35.3%	35.7%
Number of our prepaid customers (in thousands)(4)	1,124	1,325	1,589
Our prepaid customers as a percentage of our total customers	10.9%	12.4%	14.3%
Annualized churn rate(6)	13.26%	13.87%	13.80%
Minutes of usage (in millions of minutes)
Incoming	12,536	12,372	12,043
Outgoing	12,258	12,316	12,243
Average minutes of usage per user per month(2)(7)	203	197	186
ARPU per month(2)(8)	NT$594	NT$611	NT$593

(1)	Data from the Department of Population, Ministry of the Interior, ROC.
(2)	The number of mobile customers is based on the number of subscriber identification module, or SIM, cards. Since 2006, the total number of mobile customers in Taiwan included 2G, 3G and personal handy-phone system, or PHS, customers. Since 2014, the number of mobile customers also included 4G customers. The number of our mobile customers also includes our prepaid and VPN customers.
(3)	Data from the statistical monthly release by the NCC, in the ROC, which include mobile revenues 2G, 3G, PHS, and since 2014, 4G services. The figures of 2012 have not been adjusted by the NCC after the adoption of Taiwan IFRSs.
(4)	Includes 2G, GPRS, 3G, and since 2014, 4G services.
(5)	Market share by revenues is calculated by dividing mobile service revenues by the total mobile revenues in Taiwan.
(6)	Measures the rate of customer disconnections from mobile service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to customers switching from one of our mobile services to another) during the relevant period by (b) the average number of customers during the period (calculated by averaging the number of customers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period.
(7)	Average minutes of use per user per month is calculated by dividing the total minutes of use during the period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.
(8)	ARPU per month is calculated by dividing our aggregate mobile services revenues during the relevant period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The total mobile customers in Taiwan had reached approximately 30.0 million as of December 31, 2014. Mobile penetration was approximately 128.0% on the same date. The overall mobile services market experienced a slight decrease of 4.2% in revenues in 2014 mainly due to the downturn in overall 2G mobile market and the tariff cut for 3G services owing to the promotion of our 3G data services. As of December 31, 2014, we had 1.3 million, 8.3 million and 1.5 million subscribers for 4G, 3G and 2G services, respectively.

We began offering prepaid card services in October 2000 and prepaid 3G card services in February 2008. As of December 31, 2014, we had approximately 1.6 million prepaid customers, representing approximately 14.3% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer incentives, such as mobile handset subsidies, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us ranging from 12 months to 30 months. We generally offer subsidies on mobile handsets equipped with more advanced data functions to promote the expansion of our 3G and 4G mobile services. Smartphones accounted for 89.88% of the total handsets we offered in 2014. We expect our average subsidy per handset in 2015 to continue to decrease as we focus more on promoting low- to mid-tier smartphones. At the same time, we expect to maintain our mobile internet market leadership.

Our tariffs for post-paid mobile customers primarily consist of usage fees and monthly fees. We also offer discounts on usage fees for calls made between our mobile customers to encourage subscription to our mobile service.

When our customers are outside Taiwan, they pay roaming charges plus international long distance charges and, where applicable, local charges in roaming destinations. We have already signed agreements with some providers in foreign countries for strategic cooperation for our roaming business.

Our ARPU per month increased from NT$594 in 2012 to NT$611 in 2013, mainly due to increased revenues from mobile internet services. Our ARPU per month decreased to NT$593 in 2014 from NT$611 in 2013 due to lower promotional tariffs that we offered in 2014 to attract more subscribers and an increase of the total number of subscribers.

In addition to our basic mobile services, we also offer a broad range of value-added telecommunications and information services. In August 2001, we introduced a platform of integrated mobile VAS under the brand name “emome”. Our “emome” services offer a broad range of VAS, including financial information, transaction services, emergency services access numbers, directory information, time, weather and traffic reports. After the launch of our 3G mobile services, we began providing video phone, video-on-demand and other related 3G mobile VAS as well. In 2009, we offered the “Hami” VAS platform and provided e-book and Hami Apps services. Revenues from mobile VAS represented 28.3%, 37.0% and 44.9% of our total mobile services revenues in 2012, 2013 and 2014, respectively. The increase of mobile VAS revenue percentage was mainly attributed to the increase in mobile data plan subscriber number.

Sales of Mobile Handsets, Tablets and Data Cards

We engage in the distribution and sales of mobile handsets, tablets and data cards for use on our mobile network to customers through our directly-owned stores, our subsidiary Senao, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution”.

Other Mobile Services

Our other mobile services include ICT services, corporate solution and bill handling services.

Internet Business

Our internet business includes HiNet, our internet service provider, internet VAS, data communication services, internet data center, or IDC, services, and other internet services. Our internet revenues represented 11.2%, 11.2% and 11.5% of our revenues in 2012, 2013 and 2014, respectively.

HiNet Internet Service

We are the largest ISP in Taiwan, with a subscriber market share of 68.5% as of December 31, 2014. As of December 31, 2014, HiNet had approximately 4.2 million subscribers. Our HiNet internet service generated revenues of NT$16.9 billion, NT$17.2 billion and NT$17.2 billion (US$0.5 billion) in 2012, 2013 and 2014, respectively. Our ISP service subscribers decreased from 2012 to 2014 mainly due to substitution by mobile broadband services. Although the number of our ISP service subscribers decreased, the revenues slightly increased from 2013 to 2014 primarily due to the migration of our subscribers to higher speed service.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2012	2013	2014
	(in thousands, except percentages)
Total internet subscribers in Taiwan	6,101	6,158	6,178
HiNet subscribers:
HiNet dial-up subscribers	469	454	439
HiNet ADSL subscribers	1,321	1,099	948
HiNet FTTx subscribers	2,451	2,683	2,843
Other access technology subscribers	3	3	3

Total HiNet subscribers	4,244	4,239	4,233

Market share(1)	69.6%	68.8%	68.5%

(1)	Based on data provided by the NCC.

We have maintained our leading market position despite operating in a highly competitive market with approximately 222 ISPs in Taiwan. As of December 31, 2014, approximately 83.5% of our broadband customers were also HiNet subscribers, using HiNet as their ISP. We expect the competitive conditions currently prevailing in the internet service provider market to continue to intensify.

Internet VAS

Our HiNet portal at www.hinet.net provides VAS to our customers, such as network security, Blog, travel, games, e-learning, financial information, music, video, anti-virus and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our internet video portal at www.hichannel.hinet.net offers online entertainment services through the internet. In particular, our HiNet broadband (FTTx and ADSL) subscribers can access music, television programs, movies and other multimedia content on demand. We charge access fees for some of this content. We expect the revenues generated from these VAS to continue to grow as a percentage of our total internet services revenues.

Data Communication Services and IDC Services

We provide a wide range of managed data services, including frame relay services, asynchronous transfer mode services, and VPN services. Frame relay services provide high-speed data communications linking remote sites. Asynchronous transfer mode services are used to handle high-bandwidth, integrated voice, video, data and internet traffic between sites.

IDCs are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth internet networks. Data centers house, protect and maintain network server computers that store and deliver internet and other network content, such as web pages, applications and data. We currently have the largest floor area of internet data centers in Taiwan compared to our competitors in Taiwan. We offer co-location, web hosting and application service provider services.

Other Internet Services

Our other internet services include government services, corporate solution and ICT and cloud services.

International Fixed Communications Business

Our international fixed communications business includes international long distance telephone services, international leased line services, international data services, satellite services and other international services.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 5.2%, 4.9% and 4.6% of our revenues in 2012, 2013 and 2014, respectively. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure. Our international long distance telephone revenues decreased by 2.6% from NT$11.5 billion in 2012 to NT$11.2 billion in 2013, and further decreased by 7.3% to NT$10.4 billion (US$0.3 billion) in 2014, primarily due to the increased competition from VoIP-based international long distance service providers and free VoIP applications.

Since international fixed communication services have been open for competition since 2001, we expect competition in this line of business will continue to intensify. Our average market share of the international long distance market by minutes was approximately 51.0%, 55.1% and 56.0% in 2012, 2013 and 2014, respectively. Despite the decrease in our international long distance traffic volume, our market share increased from 2012 to 2014 because our international long distance traffic volume decreased less than our competitors. However, the overall market for international long distance services declined due to the intense competition from VoIP-based international long distance service providers and free VoIP applications. Our international long distance services consist primarily of international direct dial services and the wholesale of international long distance traffic.

We commenced the wholesale of international long distance minutes to licensed domestic international simple resale, or ISR operators, and other international carriers in 2001. The domestic ISR operators require fixed-line operators in Taiwan, such as us, to provide international long distance telephone services to their end-users. We provide time-division multiplexing, or TDM and VoIP connections with committed standard and premium route quality to connect to over 240 worldwide destinations for ISR operators and international carriers. We offer customized solutions with competitive prices and “24 hours a day, 7 days a week” service to satisfy their needs. In 2012, 2013 and 2014, we sold 1,064 million, 743 million and 699 million minutes of wholesale international long distance traffic, which represented approximately 42.2%, 35.5% and 42.1% of our total outgoing international long distance traffic, respectively. Despite the decrease in international long distance traffic volume, revenues from the wholesale of international long distance minutes increased by 5.4% from NT$2.9 billion in 2012 to NT$3.1 billion in 2013, and further increased by 6.8% to NT$3.3 billion (US$0.1 billion) in 2014, primarily due to our focus on expanding such services in higher-unit-price areas, such as Europe, Africa and Middle East.

International calls to our top five destinations represented 67.6% of our outgoing international long distance call traffic in 2014. International calls from our top five destinations represented 45.0% of our incoming international long distance call traffic in 2014.

The following table shows the percentage of total outgoing international long distance minutes for our top five outgoing destinations in 2014.

Destination	Percentage of Total Outgoing Minutes (%)
Mainland China	32.6
Indonesia	15.6
Philippines	8.2
Vietnam	6.0
United States	5.2

Total of top five destinations	67.6

The following table shows the percentage of total incoming international long distance minutes for our top five incoming destinations in 2014.

Destination	Percentage of Total Incoming Minutes (%)
Mainland China	17.9
United States	8.0
Canada	7.8
Indonesia	7.0
Japan	4.3

Total of top five destinations	45.0

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	Year Ended December 31
	2012	2013	2014
	(in millions, except percentages and incoming/ outgoing ratio)
Incoming minutes	1,529	1,198	983
Growth rate (compared to the same period in the prior year)	(11.9)%	(21.6)%	(17.9)%
Outgoing minutes	2,523	2,095	1,658
Growth rate (compared to the same period in the prior year)	(1.4)%	(17.0)%	(20.9)%
Total minutes	4,052	3,293	2,641
Incoming/outgoing ratio	0.61	0.57	0.59

Total incoming call volume decreased by 21.6% from 2012 to 2013, and further decreased by 17.9% in 2014, mainly due to the intensified market competition from VoIP-based international long distance service providers and other international long distance service providers. Similarly, due to this intensified competition, total outgoing call volume decreased by 17.0% from 2012 to 2013, and further decreased by 20.9% in 2014.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year Ended December 31
	2012	2013	2014
Average international long distance usage charge (per minute)	NT$3.4	NT$3.8	NT$4.4
Growth rate (compared to the same period in the prior year)	(5.6)%	11.8%	15.8%

In 2012, since other operators offered competitive tariff to capture the market share, we reduced our retail price to maintain competitiveness which resulted in the lower average charge per minute. Despite the decrease in average charge per minute, our growth rate increased from negative 5.6% in 2012 to 11.8% in 2013, and further increased by 15.8% in 2014 primarily due to our focus on expanding the wholesale of international long distance minutes in higher-unit-price areas, such as Europe, Africa and Middle East.

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

The following table sets forth information with respect to our gross international settlement receipts and payments during the periods indicated.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Gross international settlement receipts	3.0	3.3	3.2	99.7
Gross international settlement payments	5.6	6.0	6.5	204.5

Our payments to international carriers on an aggregate basis have been greater than our receipts from these carriers primarily because our customers’ outgoing minutes exceeded incoming minutes. Both international settlement receipts and payments increased in 2013 and international settlement payments increased in 2014, because we actively promoted our international wholesale business. However, international settlement receipts slightly decreased in 2014 primarily due to the decrease in the incoming minutes, which was primarily due to VoIP substitution.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 68.5% in 2014.

The following table shows the bandwidth of international lines leased to third parties as of each of the dates indicated.

	As of December 31
	2012	2013	2014
	(in gigabits per second, or Gbps)
Total bandwidth	531.7	564.8	951.4

Rental fees for international long distance leased line are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for all of our leased line products. The decline in rental fees has been substantial since 2000, particularly for international leased lines, partly as a result of competition from new international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$1.2 billion, NT$1.4 billion and NT$1.5 billion (US$48.2 million) in 2012, 2013 and 2014, respectively, mainly due to our expansion to the overseas markets and growing consumer demand mentioned above.

International Data Services

Our international data services include international IP VPN services and Taiwan internet gateway services. Total revenues for international data services were NT$1.3 billion, NT$1.5 billion and NT$1.7 billion (US$53.1 million) for 2012, 2013 and 2014, respectively. Due to the growth of the number of Taiwanese corporations with operations outside of Taiwan, we expect demand for IP VPN and Taiwan internet gateway services to continue to increase and our revenues from our international data services to continue to grow.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years starting from the official start of operations of the ST-2 satellite, and the total contract value is approximately NT$6.0 billion. This contract requires a prepayment of NT$3.1 billion, and the remaining amount will be paid annually. The ST-2 telecommunications satellite launched on May 21, 2011 and began commercial operation in August 2011. Please refer to note 40 of our consolidated financial statements included elsewhere in this annual report for further details.

In addition, we have two satellite communication centers that enable us to provide TV broadcast, satellite VAS and backup systems for use in major emergencies. We also provide satellite services to Southeast Asia.

Other International Services

Our other international services include corporate solution services.

Others

Our other business segment includes our non-telecom services, including property sales made by our subsidiary, Light Era Development Co., Ltd. and electronic products sales made by our subsidiary, Chunghwa Precision Test Tech Co., Ltd.

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Interconnection fee revenues:
Fixed line	1.3	1.2	1.1	34.6
Mobile(1)	7.3	6.0	4.8	151.6

Interconnection costs:
Fixed line	5.7	4.6	3.3	103.5
Mobile	7.7	6.2	4.9	155.4

(1)	We account for revenues from SMS air time charges under mobile VAS instead of interconnection for years. The table for the periods indicated uses accounting categorization described above.

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers is NT$0.5219 per minute during peak times and NT$0.2718 per minute during off-peak times.

The NCC has mandated mobile interconnection rate reduction over a period of four years starting on January 5, 2013. The rate should be reduced from NT$2.15 per minute to NT$1.15 per minute in four years with a CAGR of -14.5%. Therefore, our mobile interconnection revenues and costs both decreased in 2013 and 2014.

Before January 1, 2011, the rates of telecommunication fees for telephone calls between fixed-line customers and mobile customers were set by the mobile network operators: mobile network operators collected such telecommunication fees from customers and paid the fixed-line network operators interconnection fees based on usage, regardless of which party of the interconnection initiated the call. Starting from January 1, 2011, the fixed-line network operators that initiate the call have the right to set the rates of telecommunication fees and to collect such fees from customers for fixed-line-to-mobile calls; fixed-line network operators have to pay interconnection fees to mobile network operators in accordance with the interconnection rate set forth by the NCC. In addition, to balance the competition between us, the market leader of fixed-line network operators, and other mobile network operators, we are also required by the NCC to pay transition fees (in addition to the interconnection fees) to the other mobile network operators for a period of six years starting from January 1, 2011. The transition fees will decrease gradually over the six-year period, and we will not be required to pay such transition fees from January 1, 2017.

Fixed interconnection costs decreased in 2013 and 2014 mainly due to (1) decreasing transition fees year over year, (2) reduction of mobile interconnection rate for fixed-line-to-mobile calls, and (3) decreasing traffic volume.

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

Emerging Services

We continue leveraging our advantages in network infrastructure, IDC, Content Delivery Network, or CDN, etc. to offer customized ICT total solutions to enterprise customers and to expand our ICT business. We are offering ICT total solutions by integrating our capabilities of cloud, information security, IoT and customization expertise. We are developing in-house Big Data capability for future commercialization as well as cooperating with partners to develop an IoT ecosystem across various industries.

Our ICT services includes integrated services such as our iEN, ITS, and Internet of Vehicles. Our iEN service helps companies and corporations implement energy saving measures through computer analysis of data. Our ITS provides navigation, real-time traffic information and infotainment through mobile devices for cars and drivers. By leveraging high speed 4G mobile broadband networks, we offer innovative Internet of Vehicles services including GPS, audio and video streaming, car information, etc. available for tablets. In addition to developing ICT businesses mentioned above, we also pursue ICT projects from both public and private sectors aiming to expand our revenue streams.

Marketing, Sales and Distribution

Marketing Strategy

In order to retain and expand our large customer base and to encourage our customers to increase their use of our services and products, we continue to focus our marketing strategy on the following areas.

•	Services, Products and Bundled Offerings. We continually develop new VAS and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty.

•	Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage.

•	Distribution Channels. We seek to facilitate customer subscription by adding more service points. In addition, we seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, we have expanded our sales channels by implementation of a sales agent system by collaborating with Tsann Kuen Trans-Nation Group, E-life Mall Corporation, and Synnex Technology International Corporation, to effectively increase our points of sale. We also developed staff incentive programs to better motivate our sales staff.

•	Business Customers. We expanded our customer focus to include small and medium-sized enterprises, or SME, in addition to large corporations. We seek to serve the needs of large corporate customers by devoting a project manager or project engineer to service these customers. These account managers are responsible for developing customized solutions and tariff packages to meet the specific needs of our customers. We continually update and expand our service offerings so that we can remain a one-stop telecommunications services provider to our corporate customers and provide for all of their telecommunications needs. Our dedicated local teams serve the needs of small and medium-sized enterprises. These teams also use our data bank to identify and target potential clients for promoting our e-commerce and mobile services. In addition, we help our corporate customers improve their efficiency and competitiveness by creating information systems for them. In 2014, we focused more on SME customers.

•	Advertising. We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as HiNet and emome. We plan to leverage our leading market position and status to strengthen the overall advantage of our product brands.

Sales and Distribution

Our marketing department at our corporate headquarters in Taipei is responsible for central business planning and formulating our marketing strategies and objectives. We have multiple marketing departments for our various businesses which are responsible for business and marketing planning.

As of December 31, 2014, we also had 17 operations offices, 469 service centers, 275 exclusive service stores and 6 customer service call centers located throughout Taiwan that are responsible for operations, sales and customer service in their respective local areas.

In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan. Senao has been listed on the TWSE under the number “2450” since May 2001. Our equity ownership in Senao decreased from 31.33% as of January 15, 2007 to 28.18% as of March 31, 2015 due to the exercise of options by employees that were previously granted before 2007. We consolidated the results of operations of Senao because we control four out of seven seats on the board of directors through the support of large beneficial shareholders of Senao. Please refer to note 3 and note 15 of our consolidated financial statements included elsewhere in this annual report for description about the control relationship between the parent company and Senao. Our investment in Senao enhanced our mobile handset distribution and sales capabilities. Starting from January 2014, customers can subscribe for our broadband service, MOD service and other services at Senao retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and Senao about our business cooperation.

Customer Service and Billing

We believe our reputation for quality customer service has helped us attract new customers and maintain customer loyalty. We regularly survey our customers to improve our service and better understand market demand and customer preferences, and seek to develop products and services accordingly.

We provide the following services to our customers:

•	bill payment services at 24-hour convenience stores, bank service counters, automatic teller machines, and service centers throughout Taiwan, via direct debit, over the phone, online at our website (www.cht.com.tw), on MOD, and on mobile handset emome or Hami;

•	online information and bill payment services at our website (www.cht.com.tw) and customer service hotline for telephone payment;

•	24-hour customer service and technical support through our service centers, call centers and website;

•	free of charge itemized billing for international and domestic long distance calls; and

•	consolidated and automated billing for all services, including English billing documents available upon request.

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

Approximately 13,773 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2014.

Transmission Networks

As of December 31, 2014, our transmission networks consisted of approximately 2.21 million fiber kilometers of fiber optic cable for trunking and approximately 8.04 million fiber kilometers of fiber optic cable for local loop.

Between 2009 and 2013, we deployed next generation synchronous digital hierarchy, or NG SDH, and optical cross connect, or OXC, equipment for providing TDM and data service. Due to the emergence of packet-transport network, or PTN, technology, which is a cost-effective method for transmitting packet-based data services, we began the deployment of PTN and stopped the deployment of NG SDH network in 2014. Between 2007 and 2014, we deployed 40/80-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit and 10 gigabit packet over SDH and 10 gigabit Ethernet. Due to the high utilization of our existing ROADM network, we began to introduce the optical transport network, or OTN, trial network to meet the demand of 100G wavelength services in 2014. In 2015, we expect to continue to assess the cost-effectiveness and maturity of OTN equipment in order to decide the right timing of its large-scale deployment. Between 2009 and 2013, we had already completed the deployment of 5,519 GbE OXC/NG SDH, which was stopped in 2014 due to the introduction of PTN. In addition, we had completed the deployment of 1,189 wavelength ROADM and 1,740 GbE PTN by the end of 2014.

As part of our strategic focuses on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high speed internet access and VPN. As of December 31, 2014, we have constructed approximately 6.2 million FTTx ports. Our FTTx service can offer high-speed broadband internet access rates up to 1Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services for the customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2014, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 17.4 million telephone lines, which reached virtually all homes and businesses in Taiwan.

We currently have intelligent networks installed over our public switched telephone networks for our domestic long distance and international networks, as well as a local intelligent network in the Taipei, Taichung and Kaohsiung metropolitan areas. Our intelligent network is designed to facilitate the use of VAS by providing more information about calls and allowing greater management of those calls.

As of December 31, 2014, our next generation network, or NGN core network consisted of 1,160,000 local telephone subscribers, comprising 448,000 Session Initiation Protocol-based, or SIP-based, and 712,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We owned high-speed NGN Managed IP backbone network by the end of 2014 with 12 sets of 1.6 Tbps switch routers for the inner core network and more than 34 sets of 1.6 Tbps switch routers for the outer core network. The bandwidth of the network is approximately 945 Gbps as of the end of 2014. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 98 telecommunications service providers in 43 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had time-division multiplexing, or TDM, international gateway switches and NGN international gateway switch. We had a trunk capacity of 150,040 channels in total as of December 31, 2014.

As of December 31, 2014, we had invested in 19 submarine cables, nine of which land in Taiwan. We had increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 1,655 Gbps in 2013 to 1,829 Gbps in 2014.

Mobile Services Network

Our mobile services network consists of:

•	cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ mobile handsets within the range of a cell;

•	BSC (base station controllers) for GSM or RNC (radio network controller) for 3G, which connect to, and control, the base station within each cell site;

•	cellular switching service centers for GSM or 3G, which control the base station controllers and the processing and routing of telephone calls;

•	GGSN (gateway GPRS support nodes), which connect our GPRS network to the internet;

•	SGSN (serving GPRS support nodes), which connect the GPRS network to the base station controllers;

•	MME (mobility management entity), which connects the base station to our 4G core network that is responsible for control side;

•	S GW (Serving Gateway), which connects the base stations to our 4G core network that is responsible for data side;

•	PDN GW (Packet Data Network Gateway), which connects our 4G core network to the internet; and

•	transmission lines, which link (i) with respect to the GSM/3G/4G network, the mobile switching service centers, MME, S GW, base station controllers, base stations and the public switched telephone network, and (ii) with respect to the GPRS/4G core network, the base station controllers, the support nodes, PDN GW and the internet.

We provide 2G mobile services based on the GSM network standards. Prior to October 22, 2014, we had the 900 MHz and 1800 MHz frequency bands paired with spectrum of 15 MHz and 11.25 MHz, respectively, for our 2G mobile services and the licenses will expire in June 2017. Due to the gradual migration of the 2G subscribers to 3G and 4G, we returned the 2G license in the 900 MHz frequency band to the NCC on October 22, 2014 and transferred the spectrum of 900 MHz frequency band to 4G mobile broadband license. Our usage right of the 900 MHz frequency band is changed from 15 MHz paired spectrum to 10 MHz paired spectrum since October 22, 2014, and the 10 MHz paired spectrum is shared by 2G GSM and 4G LTE networks adhering to the principle of technological neutrality of our 4G mobile broadband license. As of December 31, 2014, we had provided up to 99.9% population coverage on our GSM network. Since the launch of our 3G and 4G mobile services, we have gradually migrated GSM subscribers to 3G and 4G and have started to consolidate our GSM network.

We have 15 MHz paired spectrum in the 2 GHz frequency band for our 3G mobile services, which was launched in July 2005. We contracted with Nokia Siemens Networks to provide the core network, radio access network, service network, transmission network and maintenance network for our 3G network. To meet the high growth in mobile data traffic, we have upgraded our existing High-Speed Packet Access (HSPA with capability of 7.2 Mbps and 2 Mbps each for Down-link and Up-link) Network to Dual Cell High-Speed Packet Access Plus (DC HSPA+ with capability of 42 Mbps and 5.76 Mbps each for Down-link and Up-link).

We have 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band for our 4G mobile services, which were launched in May 2014. We contracted with Nokia Solutions and Networks Oy and Ericsson AB to provide the radio access network, and Ericsson AB to provide the core network, respectively. Our 1800 MHz frequency band base stations can provide maximum speeds of 110 Mbps down-link and 37.9 Mbps up-link for each user. We also implemented carrier aggregation, or CA, technology to our 1800/900 MHz frequency band base stations that increase the maximum speeds to 180 Mbps down-link for each user.

We have also installed an intelligent network on our existing mobile services network infrastructure, which enable us to provide additional functions, such as prepaid and VPN services as well as a wide range of VAS.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 33 points of presence approximately 5,680,000 broadband remote access server ports and a backbone bandwidth of approximately 3,817 Gbps as of December 31, 2014. We aim to achieve HiNet’s points of presence and backbone bandwidth to approximately 4,807 Gbps by the end of 2015.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had high-speed internet protocol backbone network by the end of 2014 with 16 sets of 7.04Tbps/4.48Tbps/4Tbps/1.6Tbps switch routers for the inner core network and more than 50 sets of 5.28Tbps/2.64Tbps/1.6Tbps/640Gbps switch routers for the outer core network. We believe this network will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 762.305 Gbps as of December 31, 2014. As we expect that internet traffic flows to and from the United States will continue to increase, we have been continuously expanding our bandwidth to the United States. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Thailand.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 50 nodes. As of December 31, 2014, we had 462 frame relay ports, 999 asynchronous transfer mode ports and approximately 89,541 multi-protocol label switching internet protocol VPN virtual ports.

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

Competition

We face competition in virtually all aspects of our business.

Domestic Fixed Communications

•	Local and domestic long distance telephone services: Revenue from local and domestic long distance telephone service of telecommunication services providers has continuously decreased in the past few years primarily due to mobile and VoIP substitution. Competition from mobile data service providers increased significantly due to the popularity of smart mobile devices and mobile applications such as LINE and WeChat. In addition, we are required by the ROC regulations to provide number portability and unbundled local loop access, which has increased the level of competition. Although there are other providers of fixed communications, including Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and APT, competition from these providers was not significant in the past few years.

•	Leased line services: Major competitors in this field are three fixed line operators including Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Co. Ltd. We believe that the leased line services providers primarily compete on the basis of price and the bandwidth speed of services.

•	Broadband internet access services: Major competitors in this field are five multiple-system operators, or MSOs, including Kbro Co., Ltd., China Network Systems Co., Ltd., Taiwan Fixed Network, Taiwan Broadband Communication Co., Ltd. and Taiwan Optical Platform Co., Ltd., and one fiber broadband service provider, namely Taiwan Intelligent Fiber Optic Network. With the increasing speed of mobile data service, we also face fierce competition from mobile data providers. We believe that the broadband internet access service providers primarily compete on the basis of price and the bandwidth speed of services.

•	MOD services: Major competitors in this field include five cable TV MSOs and 26 independent MSOs. We believe that the different service providers compete on the basis of the multimedia content offered along with the ability to offer converged services by offering comprehensive solutions including data communications, voice communications and multimedia content.

Mobile Communications

There are currently three major mobile operators in Taiwan, namely, Taiwan Mobile, Far EasTone and us. These three major operators run 2G, 3G and 4G mobile networks. In 2014, two new mobile network operators, namely, Taiwan Star Cellular Corporation, or Taiwan Star, and New APT, entered the market by obtaining 4G licenses and merging smaller 3G operators. Each 4G mobile network operator has been providing promotional programs to attract consumers, including unlimited data plans. In addition to the 2G, 3G and 4G mobile network operators discussed above, First International Telecom used to operate a personal handyphone network but was declared bankrupt by the Taiwan Taipei District Court on December 26, 2014. In addition to the mobile network operators, the NCC has issued a total of 16 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider. We are currently cooperating with Carrefour Telecom Co., Ltd. We may cooperate with other mobile virtual network operators in the future.

As of the end of 2014, there were also five WiMAX service providers in Taiwan. These WiMax licenses are valid until 2015 or 2016. The ROC government plans to recall and release this 2500MHz and 2600MHz spectrum band for 4G mobile broadband services through a bidding process, which is currently expect to be held in the second half of 2015. We compete in the wireless services market primarily on the basis of price, quality of service, network reliability and attractiveness of service packages.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet and TWM Broadband. We compete in the internet services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and VAS.

International Fixed Communications

Our major competitors are Taiwan Fixed Network, New Century Infocomm Tech. Co., Ltd. and APT, which have provided fixed-line services since June 2001. These operators are primarily focused on international long distance services and corporate customer services, which typically generate higher revenue than residential customers. There have been four submarine cable services licenses granted since August 2001. These submarine cable operators have begun offering international leased line services to other fixed-line operators, internet service providers and international simple resale operators.

Our international long distance services compete with international long distance resale services and VoIP services such as those provided by Line and Skype.

Cybersecurity and Personal Information Protection

To prevent increasing cyber risks and threats, we have implemented the measures described below.

•	We have built an online service system that enables Certificate Authority’s Secure Socket Layer functions that performs as a secure tunnel to transmit encrypted customer’s information. In addition, we offered the Global Trust Secure Site Seal to prevent from phishing attacks on payment web sites.

•	The high-availability systems in our data centers deploy firewall and Intrusion Prevention System, or IPS, to defend against hackers’ attacks.

•	All information systems and websites are scanned for vulnerabilities and a team of information security experts is responsible for information system and websites penetration testing, to prevent customers’ information from leakage.

•	We have enhanced the firewall policy and adopted minimum principle to limit the IPs and ports access control, in order to reduce intrusion risk from hackers.

•	We enhance the retention and monitoring for all system, database, and applications logs as an additional information security measure and our managers review system logs and inquiry records on a daily basis.

•	We required our branch offices to comply with ISO27001 and obtain the ISO27001 certification.

•	We established CHT Security Operation Center (SOC), which is responsible for incidents and threats monitoring, notification and emergency response.

The amendment of the Personal Information Protection Act, or PIPA, became fully effective on October 1, 2012, except for its Articles 6 and 54 that await further determination by the Executive Yuan. PIPA applies to all individuals, legal entities and enterprises that collect, process and use personal information, and has a significant impact on the banking and service industries in Taiwan. Due to the adoption of PIPA, the level of responsibility and liability on personal information protection of a company was raised. We have conducted inventory checks of personal information that we currently hold, established standard operating procedures, or SOP, to comply with the requirements under PIPA, and have taken information security measures to protect the data.

To comply with the PIPA, we implemented a series of measures to avoid the leakage of customers’ information:

•	According to our personal data safety and awareness plan, all of our employees are required to take training programs and to pass the awareness test at least twice per year.

•	We required our branch offices to implement a drill in personal data leakage incident handling once a year.

•	Our auditing department completes an annual audit plan and regularly audits information circulation in each department on customer information management and protection.

•	We enforce customer service center and call center to comply with BS10012 and obtain the BS10012 certification.

•	Documents containing customer’s personal information are labeled “highly confidential”.

Property, plant and equipment

Our property, plant and equipment consist mainly of telecommunications equipment, land and buildings located throughout Taiwan. Although we have a significant amount of land and buildings throughout Taiwan, most of our properties are for operational use and only a small part of them are for investment purposes, which were classified as “investment properties” in our consolidated financial statements included in this annual report. Our property development subsidiary, Light Era Development Co., Ltd., acquired land located near the high speed rail station in Taoyuan in October 2012. This property, which was classified as “inventories” in our consolidated financial statements included in this annual report, will be used to develop intelligent homes, in which our fiber broadband and ICT services, such as energy saving technologies, will be deployed. We are now focusing more on rental income and will continue seeking development opportunities from the ROC central and local government urban planning programs to increase the value of our land, buildings and equipment. We have received approximately NT$587 million (US$18.6 million) in rental income from properties in 2014.

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

Legal Proceedings

From time to time, we are involved in various legal and arbitration proceedings of a nature considered to be in the ordinary course of our business. It is our policy to provide for reserves related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable. From time to time, we have also been assessed fines by various government agencies such as the NCC and FTC, but none of these fines have had a significant effect on our financial condition or results of operations.

Except as disclosed in our annual report, we believe that we have not been involved in any legal or arbitration proceedings during 2012, 2013 or 2014 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Enforceability of Judgments in Taiwan

We are a company limited by shares and incorporated under the ROC Company Act. All of our directors, executive officers and some of the experts named in this annual report are residents of Taiwan and a substantial portion of our assets and the assets of those persons are located in Taiwan. As a result, it may not be possible for investors to effect service of process upon us or those persons outside of Taiwan, or to enforce against them judgments obtained in courts outside of Taiwan. We have been advised by our ROC counsel that in their opinion any final judgment obtained against us in any court other than the courts of the ROC in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the ROC;

•	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the ROC;

•	if the judgment was rendered by default by the court rendering the judgment, we, or the above mentioned persons, were duly served within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us with judicial assistance of the ROC; and

•	judgments at the courts of the ROC are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the ROC would be required to obtain foreign exchange approval from the Central Bank of the ROC (Taiwan) for the payment out of Taiwan of any amounts recovered in connection with the judgment denominated in a currency other than NT dollars if a conversion from NT dollars to a foreign currency is involved.

Regulation

Overview

We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized since August 2005, the Statute of Chunghwa Telecom Co., Ltd. was still effective until December 24, 2014. The Legislative Yuan approved the abolishment of the Statute of Chunghwa Telecom Co., Ltd. on December 9, 2014, and the President of the ROC approved the abolishment of Statute of Chunghwa Telecom Co., Ltd. effective from December 24, 2014. The abolishment of the Statute of Chunghwa Telecom Co., Ltd. did not and will not have any material impact on our company.

Regulatory Authorities

Prior to March 1, 2006, we were under the supervision of the MOTC and the Directorate General of Telecommunications. On March 1, 2006, the NCC was formed in accordance with the Organization Act, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the MOTC and the Directorate General of Telecommunications to the NCC. The NCC was comprised of nine commissioners who were recommended by the government and opposition political parties in the Legislative Yuan, as well as recommended by the Executive Yuan and approved by the Legislative Yuan. However, the Executive Yuan considered the composition of the NCC unconstitutional and petitioned the Grand Justices of the ROC, or the Grand Justices, to interpret the constitutionality of the formation of the NCC and the procedure for nominating commissioners to serve on the NCC. On July 21, 2006, the Grand Justices rendered an interpretation and held that the relevant provisions under the Organization Act as to the nomination procedures for the commissioners of the NCC were unconstitutional. However, the Grand Justices granted a grace period allowing such provisions of the Organization Act to remain in effect until December 31, 2008.

On January 9, 2008, an announcement issued by the President amended the Organization Act, or New Amendment, amending the unconstitutional formation articles and reducing the total number of commissioners to seven with a term of four years, but three of the Commissioners appointed after the New Amendment served a term of two years. The commissioners will be nominated by the premier of the Executive Yuan and approved and appointed by the Legislative Yuan.

The new nomination method under the New Amendment became effective on February 1, 2008. The nine incumbent Commissioners continued to serve until July 31, 2008, when their terms ended. The premier of the Executive Yuan nominated seven Commissioners on July 1, 2008, and they were approved and appointed by the Legislative Yuan on July 18, 2008. The new Commissioners took office on August 1, 2008. Thereafter, upon the resignation of one Commissioner and the expiry of the term for the three Commissioners, four new Commissioners were nominated by the premier of the Executive Yuan, approved and appointed by the Legislative Yuan and began serving as Commissioners on August 1, 2010.

The Organization Act was further amended on December 28, 2011. The amendment stipulates that the premier of the Executive Yuan shall appoint one Commissioner to serve as Chairperson, and one as Vice Chairperson upon nomination of the seven Commissioners. Accordingly, the Chairperson and the Vice Chairperson were nominated by the premier of the Executive Yuan on April 30, 2012, approved and appointed by the Legislative Yuan and began tenure as Commissioners on August 1, 2012. Upon the resignation of one commissioner and the expiry of the term for two Commissioners, three new Commissioners were nominated by the premier of the Executive Yuan, approved and appointed by the Legislative Yuan and began serving as Commissioners on August 1, 2014.

In accordance with the Organization Act, the NCC is responsible for:

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

Licensing of Telecommunications Services

Type I and Type II Service Providers

Under the Telecommunications Act, telecommunications service providers are classified into two categories:

Type I. Type I service providers are providers that install network infrastructure, such as network transmission, switching and auxiliary equipment for the provision of telecommunications services. Type I services include fixed-line services such as local, domestic long distance and international long distance services, as well as interconnection, leased line, ADSL and satellite services and wireless services such as mobile, including mobile data and trunked radio services.

Type II. Type II service providers are defined as all telecommunications service providers other than Type I service providers. Type II services are divided into special services and general services. Special services include simple voice resale, E.164 internet telephony service, Non-E.164 internet telephony service, international telecommunications services that provide to unspecific customers by leasing international circuit and other services specified by the MOTC before March 1, 2006 or by the NCC from March 1, 2006. General services include any Type II service other than special services.

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

Before March 1, 2006, licenses for Type I services were granted by the MOTC through a three-step procedure. Applicants obtained a concession from the MOTC. After obtaining a concession, the applicant obtained a network construction permit and an assignment of spectrum, in the case of mobile telephone services and satellite services, from the Directorate General of Telecommunications or the MOTC prior to applying for a license. Upon completion of construction of its network and review by the Directorate General of Telecommunications, the applicant was granted a Type I license. The MOTC had the authority to grant Type I licenses for each of fixed-line services, wireless services and satellite services. Type I licenses have different minimum paid-in capital requirements for applicants and varying durations depending on the particular type of service.

Since March 1, 2006, the same procedure applies except that the licenses are granted by the NCC.

The Telecommunications Act further authorizes the competent authority, now the NCC, to promulgate separate regulations governing each Type I service, including the business scope of the Type I service provider, as well as the procedures and conditions for granting special permits and the length of the period of the special permits of each Type I service. Each holder of a Type I license will pay a fee ranging from 0.5% to 2% of their annual revenues or their bid price ratio (Article 2 of the Type I Service Provider Special Tariff Standards) multiplied by their annual revenues generated from the particular Type I service for which a license has been granted.

Fixed Line Services. Under the Telecommunications Act, the Regulations for Administration on Fixed Network Telecommunications Business govern the issuance of fixed-line service licenses and the business scope of fixed-line providers. Fixed-line service licenses are subdivided into the following categories, and we conduct our fixed line services with a license for integrated services.

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

Wireless Services. Under the Telecommunications Act, the Regulations for Administration of Mobile Communications Business promulgated by the MOTC before March 1, 2006 or by the NCC from March 1, 2006 continue to govern the issuance of wireless services licenses and the business scope of wireless service providers. Wireless service licenses are subdivided into the following categories:

•	mobile services;

•	paging services;

•	mobile data services;

•	digital low-power cordless telephone services; and

•	trunked radio services.

Wireless service licenses are granted to both regional and national service providers through review and bidding procedures.

The wireless service license for mobile or paging service, once granted, should be valid for a term of 15 years starting from the date when such license is granted, and licenses for mobile data, digital low-power cordless telephone and trunked radio are valid for 10 years starting from the date when such license is granted. According to the Regulations for Administration of Mobile Communications Businesses amended by the NCC on September 19, 2011, the wireless service provider may file an application with the NCC for extension of the valid term of its license for providing mobile or paging service one year prior to the expiry of the 15-year valid term. Once the NCC approves the application, the valid term of the wireless service license for mobile or paging service will be extended to June 30, 2017. The valid terms of our licenses granted by the ROC government authorities for providing 2G mobile services on the 900MHz and 1800MHz spectrum expired in 2012 and 2013 respectively. We filed the application with the NCC for extending the valid terms of our 2G licenses on November 29, 2011. Our application was approved by the NCC in November 2012 and the terms of our licenses for providing 2G mobile services on the 900MHz and 1800MHz spectrum should be valid until June 2017. See “Item 4. Information on the Company—B. Business Overview—Network Infrastructure—Mobile Services Network” for the discussion of our early return of the 2G license in the 900 MHz frequency band to the NCC on October 22, 2014.

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

Third Generation Mobile Services. The MOTC promulgated the Regulations for Administration of the Third Generation Mobile Communications Business on October 15, 2001. The NCC amended the above regulations on July 5, 2007, designating itself as the authority in charge of the third generation, or 3G, mobile services regulations and further amended such regulations on December 30, 2008 for the establishment of base stations. The regulations govern voice and non-voice telecommunications services provided using the spectrum assigned by the MOTC, and now governed by the NCC, that utilizes the IMT-2000 technical standards as announced by the International Telecommunications Union. Licenses for 3G mobile services were granted by the MOTC and are now granted by the NCC. We have received our 3G mobile services license, which is valid from May 26, 2005 to December 31, 2018.

Under the Regulations for Administration of the Third Generation Mobile Communications Business, the operation area of this business is the whole nation; the minimal paid-in capital for operating this business shall be NT$6 billion. If the applicant operates another business of a Type I telecommunications enterprise at the same time and there is a restriction on the paid-in capital to the other business, after acquiring the establishment approval, the required minimal paid-in capital shall be calculated by aggregating the minimal requirement of each service.

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

We received the system installation permit on March 12, 2014 and have constructed our network system. We received the 4G mobile services license on April 30, 2014, and launched the services on May 29, 2014.

Satellite Services. Under the Telecommunications Act, the Regulations for Administration on Satellite Communication Services promulgated by the MOTC govern the issuance of satellite services licenses and the business scope of satellite service providers. The NCC amended the above regulations on July 20, 2007, designating itself as the authority in charge of the Satellite Regulations. Satellite services licenses are subdivided into fixed satellite services licenses and mobile satellite services licenses.

The satellite services license should be valid for a term of 10 years starting from the date when such license is granted. If the service provider wants to re-new its satellite services license before the expiry of the 10-year term, such service provider needs to file a renew application with the NCC within the period from 9 months to 6 months before the expiry date of the original satellite license. The valid term of the renewed satellite license will be 10 years. Minimum paid-in capital requirements for fixed satellite service providers and mobile satellite service providers are NT$100 million and NT$500 million, respectively. If an applicant applies to operate fixed satellite services and mobile satellite services at the same time, its minimum paid-in capital should be calculated separately. The same also applies to an applicant who operates another business of Type I telecommunications enterprise at the same time.

We currently hold a fixed satellite services license, valid from December 10, 2008 to December 9, 2018.

Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Regulations for Administration on Type II Telecommunications Business, Type II services are divided into special services and general services. Special services include simple resale, network telephone service of E.164 and non-E.164 user numbers (VoIP), international leased circuit and other services specified by governing authority. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

•	there is no limit on the number of licenses to be issued;

•	licenses were granted by the Directorate General of Telecommunications before March 1, 2006 and are now granted by the NCC; and

•	no bidding procedure is required.

We hold a license to operate all Type II services. Type II service licenses issued before November 15, 2005 are valid for ten years and may be renewed by submitting an application within two months prior to the expiration date. Type II service licenses issued or renewed on or after November 15, 2005 are valid for three years and may be renewed during the period commencing two months prior to the expiration date. There is no minimum paid-in capital requirement for Type II service providers. Our license to operate Type II services is included in our license to operate integrated services, and is valid from July 29, 2000 to July 28, 2025.

Under the Type II Telecommunications Enterprise Permit Fee Schedule, operators of simple resale or network telephone services of E.164 or non-E.164 user numbers must pay an annual license fee equal to 1% of annual revenues generated from these services during the previous year. Type II service operators providing services other than simple resale or network telephone services of E.164 or non-E.164 user numbers must pay license fees ranging from NT$6,000 to NT$150,000 depending on their respective paid-in capital. For operators who operate over two or more businesses, their license fee shall be separately calculated but jointly collected. These regulations do not apply to integrated services providers who are permitted to provide Type II services without additional Type II Licenses.

Telecommunications Numbers

According to the Telecommunications Act, numbering codes, subscriber numbers, identification numbers and other telecommunication numbers will be distributed and managed by the NCC. These telecommunication numbers may not be used or changed without approval by the NCC. In order to maintain effective use of available telecommunication numbers, the Telecommunications Act empowers the NCC to reallocate and retrieve and to collect a usage fee for distributed telecommunication numbers. The NCC promulgated the Regulations for Usage Fees of Specific Telecommunications Numbers on March 18, 2010, effective immediately, requiring telecommunications service providers to pay 70% of revenues collected from the auctioning off and selection of “golden numbers” and the standard usage rates for “special identification numbers” in use.

Restrictions on Dominant Telecommunications Services Providers

Under the Telecommunications Act, the regulations governing dominant telecommunications services providers apply only to Type I service providers. A Type I service provider is deemed to be dominant if it meets any of the following criteria and was declared by the MOTC or now the NCC as dominant:

•	controls key basic telecommunications infrastructure;

•	has dominant power over market price; or

•	has more than a 25% market share in terms of customers or revenues.

We have been declared by the former competent authority MOTC as a dominant Type I service provider for fixed-line and GSM mobile services. On July 7, 2012, we have been classified as a dominant Type I service provider for 3G mobile services by the NCC. Under the Telecommunications Act, a dominant Type I service provider must not engage in the following activities:

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

Primary tariffs include:

•	for fixed line local telephone services: monthly fees, usage fees, monthly rental fees of leased lines, pay telephone usage fees and internet connection service fees;

•	for fixed line domestic long distance telephone services: monthly rental fees of leased lines;

•	for fixed line international long distance telephone services: leased line monthly rental fees;

•	for wireless services, including 3G mobile services: monthly rental fees and the prepaid communication charges;

•	the wholesale price enacted in accordance with this regulation; and

•	other fees or tariffs announced by the NCC.

In addition, a dominant Type I service provider is required to set wholesale prices for the provision of its telecommunication services to other telecommunications enterprises. Factors affecting the determination and adjustments of the wholesale price include the establishment, change, cancellation and connection fees. These telecommunication services and their suitable targets, all of which are subject to annual reviews by the NCC, include:

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

The initial wholesale prices set by a dominant Type I service provider may be the retail price less fees and expenses which need not be incurred, but shall not be higher than its promotional pricing. Changes in the wholesale price charged by a dominant Type I service provider may not be greater than (i) the retail price less fees and expenses which need not to be incurred but not greater than the promotional pricing; or (ii) the annual growth rate of the consumer price index in Taiwan minus the constant set by the NCC, whichever is the lower. The Administrative Regulations Governing Tariffs of Type I Telecommunications Enterprises further prohibits a dominant Type I service provider from practicing unfair competition against other telecommunications enterprises.

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

The Regulations Governing Network Interconnection among Telecommunications Enterprises establishes the basis for determining the interconnection charge of a dominant Type I service provider, which shall be reviewed every four years. The interconnection charge of a dominant Type I service provider shall be reviewed by the NCC in advance, and the NCC has the right to modify the rate.

A dominant fixed-line service provider shall unbundle its network elements. The unbundled network elements shall contain the following:

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

The Regulations Governing Network Interconnection among Telecommunications Enterprises specifies the charges for network interconnection among Type I service providers as follow:

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

Spectrum Allocation

The MOTC is responsible for allocating all telecommunications related frequencies primarily according to the standards set by the International Telecommunications Union. The NCC is responsible for the licensing of operators to use these frequencies. The 900 MHz and 1,800 MHz frequency bands have been allocated for 2G mobile services and the licenses will be expired in June 2017. A total of 40 MHz of FDD spectrum around the 850 MHz frequency band and a total of 110 MHz of FDD spectrum around the 2.1 GHz band have been allocated for 3G mobile services, and the licenses will be expired in December 2018.

On October 30, 2013, NCC completed the bidding process for the spectrum to provide 4G mobile services and a total of 270MHz of FDD spectrum over 700MHz, 900MHz, and 1800MHz frequency bands have been assigned to six nominated bidders, including us. The spectrum for 4G mobile services was released adhering to the principle of technological neutrality. Mobile broadband services can be offered by heterogeneous networks, or HetNet, including the 4G network and the 2G network under this technology-neutral spectrum. In addition, a total of 190MHz spectrum of the 2500MHz and 2600MHz frequency band will be released for 4G mobile broadband services in 2015.

Provision of Universal Services

Under the Telecommunications Act, a Type I service provider may be required by the NCC, previously the MOTC, to provide universal telecommunications services in remote or unprofitable areas. These services include voice communication services, such as public phones, and data communication services, such as internet provision for libraries and public primary and secondary schools. All Type I service providers and certain Type II service providers designated by the NCC, previously the MOTC, will be required to contribute a fixed portion of their annual revenues to a universal services fund. Such a fund will be used to compensate for any losses, bad debts and management fees incurred by the relevant Type I service provider in providing the universal services. All providers of universal services cannot refuse any request for service, unless for legitimate reasons, and cannot charge more than the predetermined tariffs.

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

Number Portability

According to the Telecommunications Act and the Regulations Governing Number Portability, Type I service providers shall provide number portability service which enables customers to retain their existing local and toll free fixed-line telephone numbers or mobile phone numbers when they switch from the original Type I service provider to other Type I service providers. Meanwhile, Type I service providers shall mutually grant each other number portability services on a reciprocal basis, and shall conform in accordance with the principle of impartiality and reasonableness, and shall not be discriminatory.

Under the regulation, we are required to provide number portability service for fixed-line customers in Taipei City, Taipei County (now New Taipei City), Keelung City, Taichung City, Kaohsiung City and other areas where there are two or above fixed-line service providers. We have also provided number portability service for mobile communication customers since October 15, 2005. Pursuant to the regulation, we shall compile and submit related information of number portability for the previous six months to NCC by January 10 and July 10 of each year.

Local Loop Unbundling

In December 2006, the NCC defined the local loop as facilities “at the bottleneck of telecommunications networks” in accordance with the Regulations for Administration on Fixed Network Telecommunications Businesses. The NCC requires us to unbundle the local loops and allow other telecommunications operators to use these connections. The local loop or last mile connections are the physical wire connections between the telephone exchange’s central office to the customer’s premises usually owned by the incumbent telephone company. The NCC further amended the Regulations Governing Network Interconnection among

Telecommunications Enterprises in April 2007 which provides that we can only charge other local telephone service providers at cost for local loop services instead of on the basis of commercial negotiations.

Co-location

We have been declared by the MOTC as a dominant Type I service provider for fixed-line and mobile services. According to the Telecommunication Act, the Regulations for Administration on Fixed Network Telecommunications Business and the Regulations Governing Network Interconnection among Telecommunications Enterprises, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. As of the end of 2014, we had been co-locating 27 Point of Interface, or POI sites and 2 cable stations with other Type I fixed-line service providers and 12 POI sites with other Type I mobile service providers.

Ownership Limitations

The laws of the ROC limit foreign ownership of our common shares. Prior to March 1, 2006, the MOTC, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the MOTC as the competent authority under the Telecommunications Act pursuant to the Organization Law. On July 18, 2006, the MOTC and the NCC reached an agreement where the MOTC will have the authority to adjust foreign ownership limits only after negotiations with the NCC. On June 14, 2007, we applied to both the NCC and the MOTC, asking for an increase in direct and indirect foreign ownership cap of our common shares. After consultation with the NCC, the MOTC raised our foreign ownership cap of direct and indirect shareholdings from 49% to 55%. Our foreign ownership limitation of total direct shareholdings remained at 49%.

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

In March 2015, the FTC found us liable for providing false and misleading data in advertisement comparing our services against our competitors on our 100Mbps fiber broadband plus TV programs service in the PingTung area. The FTC consequently ordered us to pay a fine of NT$0.8 million, which we had paid in March 2015.

Regulation on Telecommunications Enterprise with Monopoly Status

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

If the market share of any respective enterprise does not reach one-tenth of the relevant market or if the amount of the enterprise’s total sales in the preceding fiscal year is less than the amount which the authority announces, such enterprise shall not be considered as a monopolistic enterprise in the relevant market. Notwithstanding the above, the FTC has the ultimate discretion to consider an enterprise as a monopolistic enterprise upon any other events evidencing such enterprise’s capability to affect the supply and demand in relevant market or eliminate competition.

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

According to the FTC’s Explanation on Regulations Governing Telecommunication Industry, a telecommunications enterprise with monopoly status is likely to be involved with the following activities regulated by the FTA: conducting predatory pricing, price squeezing, cross-subsidies, price discrimination, blocking access to essential facilities, and entering into long-term agreements to restrict the ability to change counterparties.

If the FTC finds an enterprise liable for violation of regulations governing monopoly, the FTC could impose a monetary fine of not more than NT$100,000,000 each time. If the FTC finds such violation is serious, it may further impose a monetary fine exceeding the NT$100,000,000 but up to 10% of the total sales of the enterprise in the preceding fiscal year. The responsible person of such enterprise may be sentenced to imprisonment of not more than three years.

Regulations on Combination Between Telecommunications Enterprises

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

If any merger between or among multiple enterprises falls within any of the following circumstances, a prior approval granted by the FTC shall be required:

•	as a result of the merger, the enterprise will own at least one-third of the total market share;

•	there is any enterprise involved with the merger has one-fourth of the market share; or

•	the aggregate sales amount for the preceding fiscal year of the enterprises and the entities controlled by or affiliated with such enterprise involved with the merger exceeds the threshold amount publicly announced by the FTC from time to time.

Once the telecommunications enterprise files the merger application with the FTC, the FTC will evaluate the pros and cons of the merger by weighing the potential economic efficiency against the disadvantage of reduced competition. If the FTC finds the potential economic efficiency generated from the merger should be able to offset the disadvantage of reduced competition caused, the FTC will grant the approval for the merger.

Regulations on Concerted Action (Cartel) in Telecommunication Industry

The term “concerted action (cartel)” as used in the FTA means the conduct of any enterprise, by means of contract, agreement or any other form of mutual understanding, with any other competing enterprise, to jointly determine the price of goods or services, quantity, technology, products, facilities, trading counterparts, or trading territory with respect to such goods and services, and thereby to restrict each other’s business activities. The FTC may assume a concerted action exists based on the market condition, the feature of goods or services, cost and profit, and the economic feasibility for enterprises to conduct concerted action. Notwithstanding the above, the term concerted action as used in the FTA is limited to any concerted action at the same production and/or marketing stage that would affect the market function of production, trade in goods, or supply and demand of services. Under the FTA, enterprises are prohibited from engaging in any concerted actions unless the FTC holds the concerted action may be beneficial to overall economy and public interest.

According to the FTC’s Explanation on Regulations Governing Telecommunication Industry, a telecommunications enterprise may be able to involve with the following concerted actions: entering into common pricing agreement, restriction of output and market segregation, concerted refusal to deal, or entering into agreement for exchange of information.

If the FTC finds an enterprise liable for violation of regulations governing concerted action (cartel), the FTC could impose a monetary fine of not more than NT$100,000,000 each time. If the FTC finds such violation is serious, it may further impose a monetary fine exceeding the NT$100,000,000 but up to 10% of the total sales of the enterprise in the preceding fiscal year. The responsible person of such enterprise may be sentenced to imprisonment of not more than three years.

Regulations on Unfair Competition in Telecommunication Industry

The FTA prohibits any enterprise from conducting any of the following activities that may restrict competition or impede fair competition:

•	forcing another enterprise to discontinue supply, purchase or other business transactions with a particular enterprise for the purpose of injuring such particular enterprise;

•	treating another enterprise discriminatively without justification;

•	preventing competitors from participating or engaging in competition by inducing customers with low price or other illegal inducements;

•	forcing another enterprise to refrain from competing in price, or to take part in a merger, or a concerted action, or to perform vertical restrictions by coercion, inducement with interest, or other improper methods; or

•	setting improper restrictions on its trading counterparts’ business activity as the condition to reach business engagement.

According to the FTC’s Explanation on Regulations Governing Telecommunication Industry, the telecommunications enterprise may be involved with the following activities that may restrict competition or impede fair competition: conducting vertical trading restraint, boycott, discrimination, improper sales discount, sales with gift or lottery or tie-in sales.

If any enterprise violates the regulations governing unfair competition, the FTC may order it to cease therefrom, rectify its conduct or take necessary corrective action within the time prescribed in the order; in addition, the FTC may assess upon such enterprise an administrative fine of not less than NT$100,000 nor more than NT$50,000,000. Should such enterprise fail to cease therefrom, rectify the conduct or take any necessary corrective action after the lapse of the prescribed period, the FTC may continue to order such enterprise to cease therefrom, rectify the conduct or take any necessary corrective action within the time prescribed in the order, and each time may successively assess thereupon an administrative fine of not less than NT$200,000 nor more than NT$100,000,000 until its ceasing therefrom, rectifying its conduct or taking the necessary corrective action.

Regulations on the Representations or Symbol Used by Telecommunications Enterprise on Goods or in Advertisement

The FTA prohibits any enterprise from making or using false or misleading representations or symbol as to price, quantity, quality, content, production process, production date, valid period, method of use, purpose of use, place of origin, manufacturer, place of manufacturing, processor, place of processing on goods, or any items which attract customers or in advertisements, or in any other way making known to the public.

If an enterprise violates the applicable provisions under the FTA that prohibit false or misleading representations, the FTC may order it to cease therefrom, rectify its conduct or take necessary corrective action within the time prescribed in the order; in addition, the FTC may assess upon such enterprise an administrative fine. Should such enterprise fail to cease therefrom, rectify the conduct or take any necessary corrective action after the lapse of the prescribed period, the FTC may continue to order such enterprise to cease therefrom, rectify the conduct or take any necessary corrective action within the time prescribed in the order, and each time may successively assess thereupon an administrative fine until its ceasing therefrom, rectifying its conduct or taking the necessary corrective action.

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

Under the Public Road Law, administrative authorities of public roads may collect usage fees from the users of public roads. According to the Rules Governing Collection of Usage Fees on Public Roads, the relevant collection agencies, including agencies designated by the MOTC and municipal governments, depending on the types of public roads, may collect usage fees from users, including us, for establishing lines along with the public roads.

Personal Data Protection

The amendment of the Personal Information Protection Act, or PIPA, replaced the former Computer-Processed Personal Data Protection Act, or CPPDPA, and became fully effective on October 1, 2012, except for its Articles 6 and 54 that await further determination by the Executive Yuan. Under the PIPA, every individuals or governmental or non-governmental agencies, including us, should be subject to certain requirements and restrictions for collecting, processing or using personal data. The definition of “personal data” is extended to cover a broad scope, including name, birthday, ID, special features, fingerprints, marriage status, family, education, occupation, medical records, medical history, generic information, sex life, health examination report, criminal records, contact information, financial status, social activities, and any other data which is sufficient to directly or indirectly identify a specific person. If we fail to comply with the PIPA, we may be subject to serious punishment for civil claims, criminal offenses and administrative liabilities: the ceiling of the aggregate compensation amount for damages payable in a single case will be up to NT$200 million or the actual value of loss arising from our violation provided the amount of actual value of such loss is higher than NT$200 million; the defendant may be subject to an imprisonment of up to five years; and the penalty for administrative liabilities will be up to NT$500,000 for each violation, and may be imposed consecutively if such violation continues.

Statute of Chunghwa Telecom Co., Ltd.

The Executive Yuan, on April 27, 2012, proposed a motion for the abolishment of the Statute of Chunghwa Telecom Co., Ltd. for legislative approval. The Legislative Yuan formally approved the motion on December 9, 2014 and the President of the ROC pronounced the abolishment of the law effective from December 24, 2014. The abolishment has no material impact on our company.

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2015.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2014 have been translated into U.S. dollar amounts using US$1.00=NT$31.60, set forth in the statistical release of the Federal Reserve Board on December 31, 2014. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

A number of recent and expected future developments have had, and in the future may have, a material impact on our financial condition and results of operations. These developments include:

•	changes in our revenue composition and sources of revenue growth;

•	tariff adjustments;

•	capital expenditures as a result of technological improvements and changes in our business;

•	personnel expenses;

•	taxation; and

•	effect of adopting Taiwan IFRSs on our dividends and employee bonuses.

Each of these developments is discussed below.

Changes in our revenue composition and sources of revenue growth

Our domestic fixed communications business revenues are derived primarily from the provision of local, domestic long distance, broadband access, leased line service, MOD, and other domestic services including ICT, cloud services, corporate solution services, billing handling services and the leasing of real estate properties. In addition, we also derive fixed-line revenues from providing interconnection services to other carriers. Our revenues from mobile communications business are principally derived from the provision of mobile services, sales of mobile handsets, tablets and data cards and other mobile services. Our revenues from internet business are generated principally from HiNet internet service, internet VAS, data communication services, internet data center, and other internet services including ICT and cloud services. Our revenues from international fixed communications business are derived primarily from international long distance, international leased line, international data services, satellite services, and other international services. Our other revenues are principally derived from non-telecom services.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2012	2013	2014
Revenues:
Domestic fixed communications business	34.4%	32.2%	31.8%
Mobile communications business	45.5	48.5	48.8
Internet business	11.2	11.2	11.5
International fixed communications business	6.9	6.9	6.8
Others	2.0	1.2	1.1

Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last three years. We derive domestic fixed communications from the provision of FTTx and ADSL access services that provides customers with data access lines. The percentage of total revenues derived from domestic fixed communication decreased in both 2013 and 2014 mainly due to tariff reductions for FTTx and ADSL services and the decline of domestic long distance and local call service revenue because of mobile and VoIP substitution. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business made a major contribution to our revenues over the last three years. We have experienced a significant increase in revenues generated by our mobile VAS due to the popularity of smartphone and increase in mobile internet subscribers. As a result, we believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of HiNet internet service and internet VAS. The percentage of revenues from internet services within total revenues remained flat in 2012 and 2013 and increased in 2014, primarily due to the revenue growth in IDC and ICT areas by our subsidiary, CHIEF Telecom Inc., as well as in government-related internet VAS.

We derived our international fixed communications revenues mainly from international long distance telephone services, international leased line services and international data services. Revenues from our international fixed communications business as a percentage of our total revenues remained flat in 2012 and 2013 and slightly decreased from 2013 to 2014, because our international long distance telephone services revenue continued to decline due to VoIP substitution.

Our other revenues decreased each year from 2012 to 2014, primarily due to lower property sales by our subsidiary, Light Era Development Co., Ltd., and lower government-related ICT revenues by our subsidiary, Chunghwa System Integration Co., Ltd.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

On January 29, 2010, the NCC announced a tariff reduction plan starting on April 1, 2010 to March 31, 2013. The percentage of decrease set by NCC was ΔCPI—4.816% for IP Peering fees, domestic leased-line fees, ADSL access fees and long distance tariffs, and ΔCPI—5.00% for fees for mobile calls to local fixed-lines and other networks and domestic mobile SMS, where ΔCPI is the year-over-year change of the consumer price index of previous year released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan. On February 7, 2013, the NCC announced a new plan for tariff reductions in wholesale tariffs for IP peering and domestic leased line services, and in monthly fees for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, and fiber-to-the-building, or FTTB) over a period of four years starting on April 1, 2013, which are subject to a reduction by ΔCPI—5.1749%. The ΔCPI for 2012 that was used for the tariff reduction starting from April 1, 2013 was 1.93%; and the ΔCPI for 2013 that was used for the tariff reduction starting from April 1, 2014 was 0.79%; and the ΔCPI for 2014 that was used for the tariff reduction starting from April 1, 2015 was 1.2%. While mobile tariffs will not be regulated in this round, according to the revised Administrative Rules for Network Interconnection, the mobile interconnection fees should be reduced from the current NT$2.15 per minute to NT$1.15 per minute, over the period of four years starting from January 5, 2013.

As requested by the Legislative Yuan and NCC, we implemented a discounted tariff for domestic long distance telecommunication services from Kinmen, Matsu and Penghu Islands to Taiwan in April 1, 2011. We further applied one single tariff to all domestic long distance telecommunication services for the entire country since January 2012.

Besides mandatory tariff reduction mentioned above, we voluntarily implemented tariff adjustments in our broadband and mobile businesses in the past few years to consolidate our market share. See “Item 4. Information on the Company—B. Business Overview” for discussions of our voluntary tariff adjustments.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. In particular, we have enhanced our telecommunications services through:

•	continuing to accelerate LTE network construction to improve LTE coverage nationwide after 4G services launched in May 2014;

•	the implementation of a network modernization program, including a gradual transfer from our public switched telephone network to a system based on internet protocol, to remain at the forefront of new technologies;

•	the development and deployment of environmentally friendly IDCs for meeting the new demands of co-location and cloud computing services;

•	the deployment of a high-capacity long-haul OTN, and a nationwide internet protocol backbone network with hundreds of Gbps switching routers for internet and managed IP services; and

•	the expansion and upgrade of our mobile services network as well as Wi-Fi to improve indoor mobile network coverage and transmission speed for mobile internet.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2012, 2013 and 2014, personnel expenses represented 25.9%, 25.0% and 25.5% of our total operating costs and expenses, respectively, and pension costs represented 1.8%, 1.8% and 1.9% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2012		2013		2014
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	24.3	14.2%	24.9	13.9%	24.9	13.6%
Insurance	2.3	1.3	2.4	1.3	2.6	1.4
Pension	3.1	1.8	3.3	1.8	3.4	1.9
Other(1)	14.7	8.6	14.5	8.0	15.7	8.6

Total personnel expenses	44.4	25.9%	45.1	25.0%	46.6	25.5%

Total operating costs and expenses	171.4	100.0%	180.4	100.0%	182.4	100.0%

(1)	Includes employee bonuses.

In accordance with ROC laws and regulations, we offset the decrease of unappropriated earnings arising from the impact of first adoption of Taiwan IFRSs with earnings generated in 2013 before we made any appropriation of earning. As a result, unappropriated earnings in 2013 for earnings appropriation purposes decreased, which affected dividends to our shareholders and bonuses to our employees. In order to compensate for the decreased employee bonuses, at our board of directors meeting held in March 2014, our directors approved to appropriate a one-time bonus to our employees. See “—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses” below.

At the time of our privatization, we settled all of our then existing defined benefit pension obligations in full. After completing our privatization on August 12, 2005, all of our continuing employees were deemed to have commenced employment as of August 12, 2005 for seniority purposes under our pension plans in effect after privatization. Under applicable ROC regulations, upon our privatization, the MOTC assumed the obligation to make annuity payments to all of our employees that retired before our privatization.

Taxation

The income tax rate for profit-seeking enterprises is 17% in the ROC. We benefit from tax incentives, including tax credits of up to 15% of some of our research and development expenses in accordance with the Statute for Innovating Industries.

In 1997, the Income Tax Law of the ROC was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, after-tax earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year are assessed with a 10% unappropriated earnings tax. See “Item 10. Additional Information—E. Taxation—ROC Taxation—Dividends”. Under IFRSs, the 10% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. In accordance with ROC laws and regulations, we offset the decrease of unappropriated earnings arising from the impact of first adoption of Taiwan IFRSs with earnings generated in 2013 before we made any appropriation of earnings, therefore, the accrued 10% unappropriated earnings tax in 2013 was lower than that in 2014. As a result, our effective tax rate increased from 13.2% in 2013 to 19.3% in 2014.

Effect of adopting Taiwan IFRSs on our dividends and employee bonuses

Beginning on January 1, 2013, we have adopted Taiwan IFRSs for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. At the same time, we have adopted IFRSs, which has certain significant differences from Taiwan IFRSs, for reporting our annual and interim consolidated financial statements with the SEC, including this annual report and future annual reports on Form 20-F. See “Item 3. Key Information—A. Selected Financial Data”.

Our dividends have been calculated based on Taiwan IFRSs since 2013. According to local regulations, our unappropriated earnings before earnings distributions for the year ended December 31, 2013 needs to first offset the decrease of unappropriated earnings on the date of transition to Taiwan IFRSs (January 1, 2012), which led to a decrease in earnings available for our dividends and employee bonuses compared to prior years. As a result of these decreases in our dividends and employee bonuses, in March 2014, our board of directors approved an additional distribution to our shareholders from additional paid-in capital in the amount of NT$16.6 billion and a one-time additional bonus to our employees in the amount of NT$0.7 billion. The NT$16.6 billion additional distributions to our shareholders were approved at our annual general stockholders’ meeting on June 24, 2014 and such amount was subsequently paid in August 2014.

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

Revenue Recognition

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	We have transferred to the buyer the significant risks and rewards of ownership of the goods;

•	We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to us; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

Where we enter into transactions which involve both the provision of air time bundled with products such as handsets, total consideration received from products and air time in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products or services. Relative fair values are based on the selling prices of handsets on a standalone basis and the monthly fees provided in the subscription contracts.

Service revenue other than that from a project contract is recognized when service is provided.

Services revenue from a project contract is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, under the premises that economic benefits related to the transactions will most probably flow to the company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to us and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

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

We maintain an allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on customers’ past default experience and their credit status, and economic and industrial factors. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly.

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

The operating results and identifiable net assets of associates and joint ventures are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate and joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize our share of the profit or loss, any impairment losses, and other comprehensive income of the associate and joint venture. We also recognize the changes in our share of equity of associates and joint ventures attributable to us.

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

Our other equity investments are classified as available-for-sale financial assets, or AFS financial assets, including: a) listed stocks and emerging market stocks that are traded in an active market that are stated at fair value at the end of each reporting period; b) equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

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

The process of assessing whether a particular investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the recoverable amounts in consideration of the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of non-foreign private issuers, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the carrying value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2012, 2013 and 2014, we recognized impairment losses of NT$203 million, NT$66 million and NT$23 million (US$0.7 million), respectively, for the investments classified as AFS financial assets.

Impairment of long-lived assets, intangible assets

We assess the impairment of long-lived assets and intangible assets whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. Indications we consider important which could trigger an impairment review include, but are not limited to, the following:

•	External sources of information:

•	during the period, an asset’s market value has declined significantly more than what would be expected as a result of the passage of time or normal use.

•	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated.

•	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially.

•	the carrying amount of the net assets of the entity is more than its market capitalization.

•	Internal sources of information:

•	evidence is available of obsolescence or physical damage of an asset.

•	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used.

•	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

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

In 2012, 2013 and 2014, we determined that some of our telecommunication equipment and miscellaneous equipment were impaired and recognized an impairment loss of NT$301 million, NT$254 million and NT$64 thousand (US$2.0 thousand), respectively. In 2012, we determined that parts of our investment properties were impaired and recognized an impairment loss of NT$1,261 million. In 2013, based on the evaluation of fair value, some impaired investment properties increased in value and therefore we reversed the impairment losses of NT$246 million. In 2012, we also recognized impairment losses of NT$5 million for definite-lived intangible assets.

Goodwill amounting to NT$18 million arising from the business combination of a subsidiary, CHI, was fully impaired for the year ended December 31, 2013 because CHI underwent organizational and operational downsizing, and the goodwill was considered no longer exist.

Pension Benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees rendered services entitling them to the contributions.

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

Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the balance sheet with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in unappropriated earnings and will not be reclassified to profit or loss and past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

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

Curtailment or settlement gains or losses on the defined benefit plan are recognized when the curtailment or settlement occurs.

Accounting for Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The current tax is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. Income tax (10%) on undistributed earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, loss carryforwards, unused tax credits from purchases of machinery, equipment and technology and research and development expenditures can be utilized. Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the balance sheet date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income.

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

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in billions)
Revenues:
Domestic Fixed Communications	76.1	73.5	72.1	2.3
Mobile communications	100.8	110.6	110.7	3.5
Internet	24.8	25.4	26.0	0.8
International fixed communications	15.3	15.8	15.3	0.5
Others	4.4	2.7	2.5	0.1

Total revenues	221.4	228.0	226.6	7.2

Operating costs	141.5	147.3	148.4	4.7

Operating expenses:
Marketing	22.2	25.2	26.1	0.8
General and administrative	4.0	4.2	4.4	0.2
Research and development	3.7	3.7	3.5	0.1

Total operating expenses	29.9	33.1	34.0	1.1

Other income and expenses	(1.6)	0.1	0.6	—

Income from operations	48.4	47.7	44.8	1.4
Other income, net	1.6	1.4	1.8	0.1

Income before income tax	50.0	49.1	46.6	1.5
Income tax expense	7.4	6.5	9.0	0.3

Consolidated net income	42.6	42.6	37.6	1.2

Attributable to:
Stockholders of the parent	41.5	41.5	37.0	1.2
Noncontrolling interests	1.1	1.1	0.6	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2012	2013	2014
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	34.4%	32.2%	31.8%
Mobile communications	45.5	48.5	48.8
Internet	11.2	11.2	11.5
International fixed communications	6.9	6.9	6.8
Others	2.0	1.2	1.1

Total revenues	100.0%	100.0%	100.0%

Operating costs	63.9%	64.6%	65.5%

Operating expenses:
Marketing	10.0	11.1	11.5
General and administrative	1.8	1.8	2.0
Research and development	1.7	1.6	1.5

Total operating expenses	13.5	14.5	15.0

Other income and expenses	(0.7)	—	0.3

Income from operations	21.9	20.9	19.8
Other income, net	0.7	0.6	0.8

Income before income tax	22.6	21.5	20.6
Income tax expense	3.4	2.8	4.0

Consolidated net income	19.2%	18.7%	16.6%

Attributable to:
Stockholders of the parent	18.7	18.2	16.3
Noncontrolling interests	0.5	0.5	0.3

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before tax.

The year ended December 31, 2014 compared with the year ended December 31, 2013

Revenues

Our revenues decreased by 0.6% from NT$228.0 billion in 2013 to NT$226.6 billion (US$7.2 billion) in 2014. This decrease was primarily due to the decrease in revenues generated from domestic fixed communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 32.2% and 31.8% of our revenues in 2013 and 2014, respectively. Our domestic fixed-line revenues decreased by 2.0% from NT$73.5 billion in 2013 to NT$72.1 billion (US$2.3 billion) in 2014 primarily due to the general migration to the use of mobile services and the increased use of VoIP applications.

Local telephone services. Our local telephone revenues decreased from NT$37.8 billion in 2013 to NT$35.6 billion (US$1.1 billion) in 2014 with a 10.6% decline in traffic volume from 12.9 billion minutes in 2013 to

11.6 billion minutes in 2014. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to mobile and internet telephone services. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 4.6% from NT$3.5 billion in 2013 to NT$3.3 billion (US$0.1 billion) in 2014. This decrease was mainly due to the traffic migration to mobile services and the increased use of VoIP applications.

Broadband access. The number of our FTTx customers increased from approximately 3.0 million in 2013 to approximately 3.1 million in 2014. The number of our ADSL customers decreased from 1.6 million in 2013 to 1.4 million in 2014 due to the customers’ migration to our FTTx services. Despite our effort to migrate our customers to higher ARPU FTTx services, revenues generated from broadband access remained the same of approximately NT$19.1 billion (US$0.6 billion) in both 2013 and 2014 mainly due to the mandatory tariff reduction required by the NCC and our promotional packages and discounts provided for existing customers.

Domestic leased line. Our tariffs for overall leased line services have continued to decreased due to the competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high speed broadband services. Revenues generated from domestic leased line decreased from NT$5.1 billion in 2013 to NT$4.6 billion (US$0.1 billion) in 2014.

MOD. Revenues generated from our MOD services increased by 15.8% from NT$2.2 billion in 2013 to NT$2.6 billion (US$0.1 billion) in 2014. This increase was due to the increase in the number of MOD subscribers.

Others. Other revenues increased by 18.7% from NT$5.8 billion in 2013 to NT$6.9 billion (US$0.2 billion) in 2014. This increase was mainly due to the increased corporate customers of our ICT solution services.

Mobile communications

Revenues from our mobile communications business segment accounted for 48.5% and 48.8% of our revenues in 2013 and 2014, respectively. Revenues from our mobile communications business segment increased by 0.1% from NT$110.6 billion in 2013 to NT$110.7 billion (US$3.5 billion) in 2014. This increase was principally due to the growth of mobile VAS revenues and was partially offset by the decline of mobile voice telecommunication revenues and mobile handsets sales revenues. The decrease of mobile voice telecommunication traffic was mainly due to the migration to free VoIP applications.

Mobile services. Revenues from our mobile services accounted for 33.6% and 34.2% of our revenues in 2013 and 2014, respectively. Revenues from our mobile services increased by 1.0% from NT$76.7 billion in 2013 to NT$77.5 billion (US$2.5 billion) in 2014 due to the increase in mobile VAS revenues from NT$28.4 billion in 2013 to NT$34.8 billion (US$1.1 billion) in 2014, which was partially offset by the decline of mobile voice telecommunication revenues.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 14.5% and 14.3% of our revenues in 2013 and 2014, respectively. Revenues from our sales of mobile handsets, tablets and data cards decreased by 2.0% from NT$33.1 billion in 2013 to NT$32.5 billion (US$1.0 billion) in 2014. This decrease was principally due to lower high-tier smartphones sales by our subsidiary, Senao.

Internet

Internet revenues accounted for 11.2% and 11.5% of our revenues in 2013 and 2014, respectively. Revenues from our internet services increased by 2.2% from NT$25.4 billion in 2013 to NT$26.0 billion (US$0.8 billion) in 2014 due to the revenue growth in IDC and ICT areas by our subsidiary, CHIEF Telecom Inc., as well as in government-related internet VAS.

International fixed communications

International fixed communications revenues accounted for 6.9% and 6.8% of our revenues in 2013 and 2014, respectively. Our international fixed communications revenues decreased by 2.8% from NT$15.8 billion in 2013 to NT$15.3 billion (US$0.5 billion) in 2014. This decrease was mainly due to lower international long distance revenue because of increased market competition.

International long distance telephone services. Our international long distance telephone revenues decreased by 7.3% from NT$11.2 billion in 2013 to NT$10.4 billion (US$0.3 billion) in 2014 due to the migration to VoIP-based international long distance service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 12.0% from NT$2.9 billion in 2013 to NT$3.2 billion (US$0.1 billion) in 2014. The increase was mainly due to our expansion to the overseas market such as Japan, Hong Kong, Singapore, Thailand and Cambodia and the increased demand for our international leased line and VPN.

Others

Other revenues accounted for 1.2% and 1.1% of our revenues in 2013 and 2014, respectively. Our other revenues decreased by 4.5% from NT$2.7 billion in 2013 to NT$2.5 billion (US$0.1 billion) in 2014. The decrease was mainly due to lower property sales by our subsidiary, Light Era Development Co., Ltd., and lower government-related ICT revenues by our subsidiary, Chunghwa System Integration Co., Ltd.

Operating Costs

Operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 0.7% from NT$147.3 billion in 2013 to NT$148.4 billion (US$4.7 billion) in 2014. This increase was primarily due to an increase of NT$1.9 billion (US$0.1 billion) in depreciation expense from 4G construction, 3G maintenance and cloud and IDC equipment investment, and amortization expense from the 4G license fee, and an increase of NT$1.3 billion (US$0.1 billion) in personnel expenses which resulted from voluntary retirement program and business expansion. The increase in our operating costs was partially offset by a decrease of NT$2.0 billion (US$0.1 billion) in interconnection and service expenses.

Operating Expenses

Our operating expenses increased by 3.0% from NT$33.1 billion in 2013 to NT$34.0 billion (US$1.1 billion) in 2014. This increase was primarily due to an increase in marketing expenses.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, increased by 3.9% from NT$25.2 billion in 2013 to NT$26.1 billion (US$0.8 billion) in 2014. This increase was primarily due to an increase in personnel expenses resulted from the increase of employees for our newly established subsidiary, Honghwa, and an increase of other expenses in marketing-related activities due to business expansion.

General and administrative

Our general and administrative expenses increased by 5.3% from NT$4.2 billion in 2013 to NT$4.4 billion (US$0.2 billion) in 2014. This increase was primarily due to the increase in personnel expenses which resulted from voluntary retirement program and other administrative activities for service centers and channel expansion.

Research and development

Our research and development expenses decreased by 5.3% from NT$3.7 billion in 2013 to NT$3.5 billion (US$0.1 billion) in 2014. This decrease was primarily due to the decrease in personnel expenses for research and development. In 2013 and 2014, we did not capitalize any research and development expenses as intangible assets because there were no research and development expenses related to development or the development phase of an internal project in 2013 and 2014.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2014
Operating costs and expenses	72.6	96.9	21.3	17.5	8.5	(34.4)	182.4
Depreciation and amortization	18.6	9.9	3.4	1.8	0.4	—	34.1
For the year ended December 31, 2013
Operating costs and expenses	75.0	92.4	20.4	17.0	7.4	(31.8)	180.4
Depreciation and amortization	19.0	8.1	3.1	1.6	0.4	—	32.2

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 3.2% from NT$75.0 billion in 2013 to NT$72.6 billion (US$2.3 billion) in 2014, primarily due to a decrease of NT$2.5 billion (US$0.08 billion) in interconnection expenses, and a decrease of NT$0.4 billion (US$0.02 billion) in depreciation expenses, and was partially offset by an increase of NT$0.8 billion (US$0.03 billion) in ICT costs.

Mobile communications

Our mobile communications operating costs and expenses increased by 4.9% from NT$92.4 billion in 2013 to NT$96.9 billion (US$3.1 billion) in 2014. This increase was primarily due to an increase of NT$1.8 billion (US$0.06 billion) in depreciation expense and amortization expense from 4G construction and license fee, an increase of NT$1.9 billion (US$0.06 billion) in leased lines and internet access expenses resulting from the increased leased lines and higher speed rate of our mobile internet services, an increase of NT$0.3 billion (US$0.01 billion) in personnel expense and an increase of NT$0.2 billion (US$0.01 billion) in electricity charge.

Internet

Our internet operating costs and expenses increased by 4.3% from NT$20.4 billion in 2013 to NT$21.3 billion (US$0.7 billion) in 2014. This increase was primarily due to an increase of NT$0.6 billion (US$0.02 billion) in international IP transit, an increase of NT$0.3 billion (US$0.01 billion) in depreciation expenses resulting from the increased cloud computing related facilities, and an increase of NT$0.2 billion (US$0.01 billion) in leased line expenses.

International fixed communications

Our international fixed communications costs and expenses increased by 2.7% from NT$17.0 billion in 2013 to NT$17.5 billion (US$0.6 billion) in 2014. The increase was primarily due to an increase of NT$0.5 billion (US$0.02 billion) in settlement payments for international long distance calls.

Others

The costs and expenses from our other business increased by 14.9% from NT$7.4 billion in 2013 to NT$8.5 billion (US$0.3 billion) in 2014. The increase was primarily due to an increase in pension cost resulted from voluntary retirement program, and increase of personnel cost and other cost and expenses from our subsidiaries, Chunghwa Precision Test Tech. Co., Ltd. and Honghwa.

Other Income and Expenses

We recorded net other income of NT$0.1 billion in 2013 and NT$0.6 billion (US$20.0 million) in 2014, respectively. The difference between 2013 and 2014 was primarily due to the gain on disposal of investment properties of NT$0.6 billion (US$20.0 million) in 2014 by our subsidiary, Light Era Development Co., Ltd.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 6.0% from NT$47.7 billion in 2013 to NT$44.8 billion (US$1.4 billion) in 2014. Our operating margin decreased from 20.9% in 2013 to 19.8% in 2014.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2014
Revenues from external customers	72.1	110.7	26.0	15.3	2.5	—	226.6
Intersegment service revenues	19.7	5.3	4.7	2.3	2.4	(34.4)	—

	91.8	116.0	30.7	17.6	4.9	(34.4)	226.6

Segment income before income tax	19.5	19.3	9.6	0.2	(2.0)	—	46.6

For the year ended December 31, 2013
Revenues from external customers	73.5	110.6	25.4	15.8	2.7	—	228.0
Intersegment service revenues	18.4	5.7	4.4	2.1	1.2	(31.8)	—

	91.9	116.3	29.8	17.9	3.9	(31.8)	228.0

Segment income before income tax	17.3	23.7	9.4	0.9	(2.2)	—	49.1

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 12.7% from NT$17.3 billion in 2013 to NT$19.5 billion (US$0.6 billion) in 2014; segment income before tax for our mobile communications business decreased by 18.4% from NT$23.7 billion in 2013 to NT$19.3 billion (US$0.6 billion) in 2014; segment income before tax for our internet business increased by 1.2% from NT$9.4 billion in 2013 to NT$9.6 billion (US$0.3 billion) in 2014; segment income before tax for our international fixed communications business decreased by 78.6% from NT$0.9 billion in 2013 to NT$0.2 billion (US$6.0 million) in 2014; and segment loss for our other business segments decreased by 9.5% from NT$2.2 billion in 2013 to NT$2.0 billion (US$0.1 billion) in 2014.

Non-operating Income and Expenses

Our other income increased from NT$1.4 billion in 2013 to NT$1.8 billion (US$0.1 billion) in 2014. This increase was primarily due to the increase in foreign currency exchange gains, income from Piping Fund, and share of the profit of associates and joint venture accounted for using equity method and was partially offset by a decrease in interest income.

Income Tax

Our income tax was NT$6.5 billion and NT$9.0 billion (US$0.3 billion) in 2013 and 2014, respectively. Our effective tax rate was 13.2% in 2013 and 19.3% in 2014. The increase of our effective tax rate from 2013 to 2014 was primarily due to an increase in the accrued 10% tax on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$41.5 billion and NT$37.0 billion (US$1.2 billion) in 2013 and 2014, respectively. Our net margin decreased from 18.2% in 2013 to 16.3% in 2014.

The year ended December 31, 2013 compared with the year ended December 31, 2012

Revenues

Our revenues increased by 3.0% from NT$221.4 billion in 2012 to NT$228.0 billion in 2013. This increase was primarily due to the increase in revenues generated from mobile communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 34.4% and 32.2% of our revenues in 2012 and 2013, respectively. Our domestic fixed-line revenues decreased by 3.5% from NT$76.1 billion in 2012 to NT$73.5 billion in 2013 primarily due to the general migration to the use of mobile and internet services.

Local telephone services. Our local telephone revenues decreased from NT$40.9 billion in 2012 to NT$37.8 billion in 2013 with a 9.9% decline in traffic volume from 14.4 billion minutes in 2012 to 12.9 billion minutes in 2013. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to mobile and internet telephone services. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 8.0% from NT$3.8 billion in 2012 to NT$3.5 billion in 2013 with a 2.0% decline in traffic volume from 3.4 billion minutes in 2012 to 3.3 billion minutes in 2013, and the application of a higher tariff in January 2012 before the tariff reduction. See “Item 4. Information on the Company—B. Business Overview” for the discussion of the change in the domestic long distance tariff. The decline in traffic volume was mainly due to the traffic migration to mobile services and the increased use of VoIP applications.

Broadband access. The number of our ADSL customers decreased from 1.8 million in 2012 to 1.6 million in 2013 due to the customers’ migration to our FTTx services. The number of our FTTx customers increased from approximately 2.7 million in 2012 to approximately 3.0 million in 2013. Despite our effort to migrate our customers to higher ARPU FTTx services, revenues generated from broadband access remained the same of approximately NT$19.1 billion in both 2012 and 2013 mainly due to the 4.4% mandatory tariff reduction starting from April 1, 2013 as required by the NCC.

Domestic leased line. Our tariffs for overall leased line services have continued to decreased due to the competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high speed broadband services. Revenues generated from domestic leased line decreased from NT$5.5 billion in 2012 to NT$5.1 billion in 2013.

MOD. Revenues generated from our MOD services increased by 15.0% from NT$1.9 billion in 2012 to NT$2.2 billion in 2013. This increase was due to the increase in the number of MOD subscribers and the increase in the ARPU.

Others. Other revenues increased by 17.1% from NT$4.9 billion in 2012 to NT$5.8 billion in 2013. This increase was mainly due to the increased corporate customers of our ICT solution services and the increased sales of high definition TV.

Mobile communications

Revenues from our mobile communications business segment accounted for 45.5% and 48.5% of our revenues in 2012 and 2013, respectively. Revenues from our mobile communications business segment increased by 9.7% from NT$100.8 billion in 2012 to NT$110.6 billion in 2013. This increase was principally due to the growth of mobile VAS revenues and mobile handsets sales revenues and was partially offset by the decline of mobile voice telecommunication revenues over years. The decrease of mobile voice telecommunication traffic was mainly due to the migration to free VoIP applications.

Mobile services. Revenues from our mobile services accounted for 32.8% and 33.6% of our revenues in 2012 and 2013, respectively. Revenues from our mobile services increased by 5.7% from NT$72.5 billion in 2012 to NT$76.7 billion in 2013 due to the increase in mobile VAS revenues from NT$20.5 billion in 2012 to NT$28.4 billion in 2013, which was partially offset by the decline of mobile voice telecommunication revenues.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 12.5% and 14.5% of our revenues in 2012 and 2013, respectively. Revenues from our sales of mobile handsets, tablets and data cards increased by 19.7% from NT$27.6 billion in 2012 to NT$33.1 billion in 2013. This increase was principally due to the increased sales of smartphones.

Internet

Internet revenues accounted for 11.2% of our revenues in both 2012 and 2013. Revenues from our internet services increased by 2.7% from NT$24.8 billion in 2012 to NT$25.4 billion in 2013 due to (1) a 9.5% increase in the number of subscribers to HiNet FTTx which has higher ARPU and (2) a 4.4% increase in internet VAS revenues. As of December 31, 2013, approximately 83.1% of our broadband customers were also HiNet subscribers, using HiNet as their ISP.

International fixed communications

International fixed communications revenues accounted for 6.9% of our revenues in both 2012 and 2013. Our international fixed communications revenues increased by 2.8% from NT$15.3 billion in 2012 to NT$15.8 billion in 2013. This increase was mainly due to the increase in revenues from our international leased line services and international data services.

International long distance telephone services. Our international long distance telephone revenues decreased by 2.6% from NT$11.5 billion in 2012 to NT$11.2 billion in 2013 due to the migration to VoIP-based international long distance service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 12.1% from NT$2.5 billion in 2012 to NT$2.9 billion in 2013. The increase was mainly due to our expansion to the overseas market, such as Japan, Hong Kong, Singapore, Thailand and Cambodia, and the increased demand for our international leased line, VPN and various managed ICT services from multinational corporations.

Others

Other revenues accounted for 2.0% and 1.2% of our revenues in 2012 and 2013, respectively. Our other revenues decreased by 38.9% from NT$4.4 billion in 2012 to NT$2.7 billion in 2013. The decrease was mainly due to lower total property sales value by our subsidiary, Light Era Development Co., Ltd., in 2013 compared with 2012.

Operating Costs

Operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 4.1% from NT$141.5 billion in 2012 to NT$147.3 billion in 2013. This increase was primarily due to an increase of NT$7.4 billion in cost of goods sold, which was due to the increased sales of smartphones. The increase in our operating costs was partially offset by a decrease of NT$2.0 billion in interconnection and service expenses.

Operating Expenses

Our operating expenses increased by 10.5% from NT$29.9 billion in 2012 to NT$33.1 billion in 2013. This increase was primarily due to an increase in marketing expenses.

Marketing

Our marketing expenses, which includes personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, increased by 13.3% from NT$22.2 billion in 2012 to NT$25.2 billion in 2013. This increase was primarily due to the NT$1.5 billion reversal of bad debts allowance in 2012, the NT$0.3 billion provision of bad debts allowance in 2013 and an increase of NT$1.1 billion in expenses relating to personnel and marketing-related activities due to business expansion of our subsidiary, Senao. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment of Accounts Receivable” for a discussion of our policy for bad debts allowance.

General and administrative

Our general and administrative expenses increased by 4.2% from NT$4.0 billion in 2012 to NT$4.2 billion in 2013. This increase was primarily due to the increase in personnel expenses and other administrative activities for service centers and channel expansion.

Research and development

Our research and development expenses remained NT$3.7 billion in 2012 and 2013. In 2012 and 2013, we did not capitalize any research and development expenses as intangible assets arising from development or from the development phase of an internal project.

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

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 1.7% from NT$76.3 billion in 2012 to NT$75.0 billion in 2013, primarily due to a decrease of NT$1.0 billion in interconnection and service expenses and a decrease of NT$0.9 billion in bonus, and was partially offset by an increase of NT$0.6 billion in costs of corporate solution services and ICT costs.

Mobile communications

Our mobile communications operating costs and expenses increased by 13.4% from NT$81.4 billion in 2012 to NT$92.4 billion in 2013. This increase was primarily due to an increase of NT$6.2 billion in costs of mobile handsets sold, an increase of NT$2.8 billion in leased lines and internet access expenses resulting from the increased leased lines and higher speed rate of our mobile internet services. In addition, the provision of bad debt increased by NT$1.3 billion as a result of the NT$1.2 billion reversal of bad debts allowance in 2012 whereas NT$0.1 billion bad debts allowance was provided in 2013.

Internet

Our internet operating costs and expenses increased by 6.9% from NT$19.1 billion in 2012 to NT$20.4 billion in 2013. This increase was primarily due to an increase of NT$0.4 billion in depreciation and amortization expenses resulting from the increased cloud computing related facilities, an increase of NT$0.4 billion in leased line expenses for the promotion of the broadband access speed, and an increase of NT$0.2 billion in employee benefit expenses.

International fixed communications

Our international fixed communications costs and expenses increased by 4.9% from NT$16.2 billion in 2012 to NT$17.0 billion in 2013. The increase was primarily due to an increase of NT$0.4 billion in settlement payments for international long distance calls, an increase of NT$0.1 billion in rental expenses, and an increase of NT$0.1 billion in ICT costs.

Others

The costs and expenses from our other business decreased by 8.9% from NT$8.1 billion in 2012 to NT$7.4 billion in 2013. The decrease was primarily due to lower total property sales value by our subsidiary, Light Era Development Co., Ltd., in 2013 compared to 2012.

Other Income and Expenses

We recorded net other expenses of NT$1.6 billion in 2012 and net other income of NT$0.1 billion in 2013. The difference between 2012 and 2013 was primarily due to the fact that we recognized an impairment loss of NT$1.3 billion for investment properties in 2012 and then reversed the impairment of NT$0.2 billion in 2013. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment of long-lived assets, intangible assets” for a discussion the impairment.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 1.5% from NT$48.4 billion in 2012 to NT$47.7 billion in 2013. Our operating margin decreased from 21.9% in 2012 to 20.9% in 2013.

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

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 10.6% from NT$15.7 billion in 2012 to NT$17.3 billion in 2013; segment income before tax for our mobile communications business decreased by 8.3% from NT$25.8 billion in 2012 to NT$23.7 billion in 2013; segment income before tax for our internet business increased by 9.9% from NT$8.6 billion in 2012 to NT$9.4 billion in 2013; segment income before tax for our international fixed communications business decreased by 32.2% from NT$1.3 billion in 2012 to NT$0.9 billion in 2013; and segment loss for our other business segments increased by 51.7% from NT$1.4 billion in 2012 to NT$2.2 billion in 2013.

Non-operating Income and Expenses

Our other income decreased from NT$1.6 billion in 2012 to NT$1.4 billion in 2013. This decrease was primarily due to a decrease in interest income and was partially offset by an increase in share of the profit of associates and joint venture accounted for using equity method.

Income Tax

Our income tax was NT$7.4 billion and NT$6.5 billion in 2012 and 2013, respectively. Our effective tax rate was 14.7% in 2012 and 13.2% in 2013. The decrease of our effective tax rate from 2012 to 2013 was primarily due to a decrease in the accrued 10% tax on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent remained NT$41.5 billion in 2012 and 2013. Our net margin decreased from 18.7% in 2012 to 18.2% in 2013.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$	US$
	(in billions)
Net cash provided by operating activities	65.6	75.3	71.4	2.3
Net cash used in investing activities	(18.6)	(49.1)	(27.3)	(0.9)
Net cash used in financing activities	(42.5)	(42.5)	(35.1)	(1.1)
Effect of exchange rate changes	—	—	—	—
Net increase (decrease) in cash and cash equivalents	4.5	(16.3)	9.0	0.3
Cash and cash equivalents at end of year	30.9	14.6	23.6	0.8

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. We believe that our working capital is sufficient to meet our present cash flow requirements.

In 2014, we generated NT$71.4 billion (US$2.3 billion) net cash from operating activities as compared to NT$75.3 billion in 2013. The decrease was primarily due to the decrease in income from operation, the decrease in cash inflows relating to accounts receivables, and the increase in cash outflows relating to income tax and other payables from operating activities.

In 2013, we generated NT$75.3 billion net cash from operating activities as compared to NT$65.6 billion in 2012. The increase was primarily due to the decrease in cash outflows relating to payment of employee bonuses and income tax, accounts receivable and payable from operating activities, and a NT$2.0 billion procurement of land by our property development subsidiary in 2012 for construction, which was further discussed in “Item 4. Information on the Company—B. Business Overview—Property, plant and equipment”.

Historically, net cash from operating activities has been sufficient to cover our capital expenditures, including ongoing expansion and modernization of our networks.

In 2014, net cash used in investing activities was NT$27.3 billion (US$0.9 billion), a decrease from NT$49.1 billion in 2013. The change was primarily due to the one-time payment of NT$39.1 billion in 2013 for acquiring the 4G spectrum in the auction by the NCC, which was partially offset by a net decrease of NT$19.7 billion of time deposits and negotiable certificate of deposit with maturities of more than three months.

In 2013, net cash used in investing activities was NT$49.1 billion, an increase from NT$18.6 billion in 2012. The increase was primarily due to the one-time payment of NT$39.1 billion in 2013 for acquiring the 4G spectrum in the auction by the NCC.

In 2014, our net cash used in financing activities totaled NT$35.1 billion (US$1.1 billion), which mainly reflected NT$18.5 billion (US$0.6 billion) of payment of dividends during that period and NT$16.6 billion (US$0.5 billion) of cash distribution from our capital surplus to our stockholders.

In 2013, our net cash used in financing activities totaled NT$42.5 billion, which mainly reflected NT$35.9 billion of payment of dividends during that period and NT$5.6 billion of cash distribution from our capital surplus to our stockholders.

In 2012, our net cash used in financing activities totaled NT$42.5 billion, which mainly reflected NT$42.4 billion of payment of dividends during that period.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations and some bank loans. In future years, we have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 4G, FTTx, Wi-Fi and service platforms. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A”. Consolidated Statements and Other Financial Information”. Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2014, our primary source of liquidity was NT$23.6 billion (US$0.8 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured and secured bank loans amounted to NT$35.3 billion (US$1.1 billion) and NT$0.8 billion (US$25.9 million), respectively, as of December 31, 2014.

As of December 31, 2014, our subsidiary, Senao International Co., Ltd., had short-term unsecured loans of NT$0.5 billion (US$15.8 million) with an interest rate of 1.25%.

As of December 31, 2014, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$0.1 billion (US$2.0 million) at interest rates ranging from 2.10% to 2.40%.

As of December 31, 2014, our subsidiary, Light Era Development Co., Ltd., had long-term secured loans in the amount of NT$1.7 billion (US$53.8 million) with interest rates ranging from 1.13% to 2.35%, with NT$1.65 billion due in 2018 and NT$0.05 billion due in 2017.

As of December 31, 2014, our subsidiary Chunghwa Precision Test Technology Co., Ltd., had a long-term secured loan of NT$0.2 billion (US$6.3 million) due in 2029 with interest rate at 1.5%.

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

Note 41 to our consolidated financial statements included elsewhere in this annual report provides a description of the assets that are pledged as collateral for long-term bank loans and contract deposits.

Capital Expenditures

Substantially all of our capital expenditures in 2012, 2013 and 2014 were made for operations in the ROC. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2012		2013		2014
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	19.6	59%	20.4	56%	16.2	50%
Mobile communications business	7.2	22	9.2	25	9.6	30
Internet business	3.4	10	4.6	13	4.4	14
International fixed communications business	2.4	7	1.6	4	1.5	4
Others	0.7	2	0.6	2	0.9	2

Total capital expenditures	33.3	100%	36.4	100%	32.6	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2015.

	Year Ending December 31, 2015
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	13.0	42.2%
Mobile communications business	8.3	27.0
Internet business	6.8	22.3
International fixed communications business	2.0	6.6
Others	0.6	1.9

Total capital expenditures	30.7	100.0%

We expect our total capital expenditures to be approximately NT$30.7 billion in 2015. Our capital expenditures for 2015 are planned to be allocated to our 4G LTE network deployment, FTTx network expansion, service platforms, cloud computing, including cloud data center construction and submarine cables. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2012, 2013 and 2014.

Recent Accounting Pronouncements

Major differences between IFRSs and Taiwan IFRSs

See “Item 3. Key Information—A. Selected Financial Data” for description about the adoption of Taiwan IFRSs. While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F for the year ended December 31, 2013 and thereafter. Following our adoption of IFRSs for SEC filing purposes, we are no longer required to prepare any reconciliation of our consolidated financial statements with U.S. GAAP.

Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. For example, as of the date of this annual report, the FSC has not endorsed any accounting pronouncements issued by the International Accounting Standards Board after January 1, 2014. Therefore, these pronouncements will not be applicable to Taiwan IFRSs until endorsed by the FSC. Some of the major differences between IFRSs and Taiwan IFRSs that are relevant to us as of the date of this annual report are set forth below.

•	The “income taxes on unappropriated earnings” should be recognized at the year of earnings under IFRSs, while it should be recognized at the year of distribution under Taiwan IFRSs.

•

Prior to incorporation, according to the laws and regulations applicable to state-owned enterprises in Taiwan, we recorded revenue from fixed-line service at the time the connection service was performed or the prepaid card was sold. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of our additional paid-in capital was from unearned revenues from fixed-line services as of that date. Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided or as consumed. Therefore, upon our first adoption of IFRSs, we should retrospectively decrease additional paid-in capital while increase unappropriated earnings on the transition date of January 1, 2012. There is no difference in the recognition of unearned revenues or deferred income between IFRSs and Taiwan IFRSs. However, according to the guidance released by the TWSE in March 2012, which is a part of Taiwan IFRSs, the additional paid-in capital under ROC GAAP that is not specifically promulgated under Taiwan IFRSs should not be adjusted on the transition date of January 1, 2012. Therefore, we retain such additional paid-in capital under Taiwan IFRSs.

It is difficult for us to evaluate the precise impact of the adoption of Taiwan IFRSs and IFRSs on our financial statements, because the FSC may issue new rules governing the adoption of Taiwan IFRSs and as other laws and regulations may be amended with the adoption of Taiwan IFRSs.

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2014 and which have not been adopted early by us, see note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2012, 2013 and 2014, our research and development expenses were NT$3.7 billion, NT$3.7 billion and NT$3.5 billion (US$0.1 billion), or approximately 1.7%, 1.6% and 1.5% of our revenues, respectively.

As of March 31, 2015, we had 2,287 researchers focusing on the following areas:

•	wireless communication;

•	broadband networks;

•	network management;

•	cloud computing;

•	business solution;

•	information and communication security;

•	billing information;

•	internet of things;

•	business management information;

•	convergence services; and

•	Big Data.

With our consistent investment in research and development, we have developed a number of advanced network services, operation technologies and VAS which successfully support our business operations and expansion, including our xDSL/FTTx deployment, internet-based call center, e-commerce platform, mobile internet services, mobile communications billing system, a new telecommunications operation service system for all business units of our company, government public key infrastructure, a leased line testing and monitoring system, cloud business and operation supporting system, and various IoT services, such as ITS, iEN and eHome services. As of December 31, 2014, we have been granted 578 domestic patents and 91 foreign patents.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2014.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(NT$ in billions)
Contractual Obligations(1)
Short-term loans	0.6	0.6	—	—	—
Long-term loans	1.9	—	0.1	1.7	0.1
Obligations related to ST-2 satellite	2.2	0.2	0.4	0.4	1.2
Operating leases(2)	10.4	3.1	4.0	1.8	1.5

Total	15.1	3.9	4.5	3.9	2.8

(1)	Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$2.5 billion (US$0.1 billion) in 2014 and expected to made pension contributions of approximately NT$2.5 billion (US$0.1 billion) in 2015. See note 28 to our consolidated financial statements for additional details regarding our pension plan.
(2)	Operating leases obligations are described in note 36 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2014, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$2.2 billion (US$0.1 billion) and acquisition of telecommunications equipment of NT$16.6 billion (US$0.5 billion).

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

G. Safe Harbor

See “Forward-Looking Statements in This Annual Report May Not Be Realized.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our articles of incorporation provides for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of March 31, 2015. There is no family relationship among any of these persons. These directors have terms until June 24, 2016.

Name	Age	Position
Lih-Shyng Tsai	64	Chairman, chief executive officer and director
Mu-Piao Shih	62	President and director
Yu-Fen Hong	58	Director
Yi-Bing Lin	54	Director
Chung-Yu Wang(1)	70	Director
Zse-Hong Tsai(1)	54	Director
Chung-Fern Wu(1)	58	Director
Shih-Peng Tsai	66	Director
Su-Ghen Huang	50	Director
Tain-Jy Chen(1)	62	Director
Yun-Tsai Chou(1)	47	Director
Chih-Ku Fan	61	Director
Chich-Chiang Fan	64	Director

(1)	Independent director.

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

Mu-Piao Shih is the president and director of our company. Mr. Shih was a senior executive vice president of our company from August 2011 to April 1, 2013. Mr. Shih was an executive vice president of our company and the manager of our Mobile Business Group from September 2009 to August 2011. Mr. Shih served as an assistant vice president and a deputy manager of our Mobile Business Group from March 2005 to September 2009. He also served as the senior chief engineer of our Mobile Business Group from October 2001 to March 2005. Mr. Shih holds a master’s degree in Electronic Engineering from the National Taiwan University.

Yu-Fen Hong is a director of our company. Ms. Hong is currently the director of the accounting department at the MOTC. She holds an MBA degree from the National Chiao Tung University in Taiwan.

Yi-Bing Lin is a director of our company. Dr. Lin is the political deputy minister of Ministry of Science and Technology of the Executive Yuan. He holds a Ph.D. degree in Computer Science and Engineering from the University of Washington in Seattle.

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

Chih-Ku Fan is a director of our company. Mr. Fan is also currently the deputy administrative minister of the MOTC. Mr. Fan holds a Ph.D. degree in transportation technology and management from the National Chiao Tung University in Taiwan.

Chich-Chiang Fan is a director of our company. Dr. Fan assumed chairmanship of Yuanta Commercial Bank Company Ltd. starting from March 2015, after his term as the chairman of Taiwan High Speed Rail Corporation from 2014 to 2015. Dr. Fan is also the chairman of Taiwan Futures Exchange starting from July 2010, after his term as the chairman of the Taiwan Depository & Clearing Corporation from 2008 to 2010. From 2001 to 2008, he was the chairman of TransAsia Airways Corporation, and chaired the Association of Airfreight Forwarding & Logistics from 2005 to 2008. He was also the chairman of Askey Computer Corp. from 2001 to 2006. From 1997 to 2001, he served as the chairman of the Fuhwa Securities Corp. Dr. Fan received a Ph.D. degree from the University of Cambridge, UK, in 1993.

The following people served as directors on our board during 2014 but are no longer serving with us due to resignations or replacements.

Hui-Ling Wu was a director of our company. Ms. Wu is the director of the General Affairs Department at the MOTC. Ms. Wu holds a bachelor’s degree in political science from the National Taiwan University.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of March 31, 2015. There is no family relationship among any of these persons.

Name	Age	Position
Bo-Yung Chen	51	Chief financial officer and senior executive vice president
Chi-Mau Sheih	60	Senior executive vice president
Shyang-Yih Chen	62	Senior executive vice president
Hsiu-Gu Huang	61	Senior executive vice president
Yuan-Kuang Tu	59	President of business group
Ming-Yuan Lee	63	President of business group
Kuo-Feng Lin	59	President of business group
Fu-Kuei Chung	61	President of business group
Ming-Ching Cheng	63	President of business group
Feng-Yue Hung	64	President of business group

Bo-Yung Chen is our chief financial officer and senior executive vice president starting from May 2014. Mr. Chen is also a director of Senao International Co., Ltd. He served as the chief financial officer of TSMC Solid State Lighting from 2012 to 2014. Prior to that, he was the chief financial officer and the operation general manager of Ralink Technology Corp. from 2008 to 2011. He also served as the senior vice president of Silicon Integrated Systems Corp. from 2004 to 2008. Mr. Chen holds a master’s degree in Business Administration from University of Pittsburgh.

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

Shyang-Yih Chen is a senior executive vice president of our company and acting for the president of our Telecommunication Training Institute. Mr. Chen served as the president of our Telecommunication Training Institute from March 2012 to August 2014. He served as an executive vice president of our company and the manager of the Data Communication Business Group from September 2006 to March 2012. Prior to that, he served as the deputy manager of our Data Communication Business Group from January 2005 to September 2006. Mr. Chen holds a master’s degree in Electrical Engineering from National Taiwan University.

Hsiu-Gu Huang is a senior executive vice president. Mr. Huang is also a director of China Airlines Co., Ltd. He served as the president of our Enterprise Business Group from September 2008 to May 2013. Prior to that, he was an assistant vice president of our company and a deputy manager of our Enterprise Business Group from January 2007 to September 2008. Mr. Huang holds a master’s degree in Management Science from the National Chiao Tung University in Taiwan.

Yuan-Kuang Tu is the president of our Enterprise Business Group and acting for the president of the International Business Group of our company. Dr. Tu served as the president of Northern Taiwan Business Group from July 2012 to February 2015, the president of Chunghwa Telecom Laboratories from May 2009 to March 2012, the senior managing director of our Corporate Planning Department from May 2007 to May 2009, and a vice president of Chunghwa Telecom Laboratories from March 2006 to April 2007. Dr. Tu holds a Ph.D. degree in Electrical Engineering from National Taiwan University.

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

Fu-Kuei Chung is the president of our Data Communications Business Group. Before being promoted to this position, he previously served as a deputy manager of our Data Communications Business Group from September 2010 to March 2012 and the senior managing director of our Corporate Planning Departing from May 2009 to August 2010. Mr. Chung holds the master’s degree in Information Management from National Taiwan University.

Ming-Ching Cheng is the president of our Northern Taiwan Business Group. Mr. Cheng is also a director of Senao International Co., Ltd. Before being promoted to this position, Mr. Cheng served as a vice president of Mobile Business Group from July 2012 to February 2015. Mr. Cheng holds a bachelor’s degree in Electrical Engineering from the Provincial Kaohsiung Institute of Technology.

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

The following people served as our executive officers during 2014 but are no longer serving with us due to resignations or replacements.

Cheng-Kann Wu was a senior executive vice president of our company. Mr. Wu was the chief audit executive of our company from July 2011 to August 2012. Mr. Wu holds a master’s degree in Management Science from the National Chiao Tung University.

Tai-Feng Leng was the president of the International Business Group. Miss Leng served as the deputy manager of our International Business Group from July 2004 to December 2007. Miss Leng holds a master’s degree in Management Science from the National Chiao Tung University in Taiwan.

Kuang-Yao Chang was the president of our Enterprise Business Group. Dr. Chang served as a vice president of our Telecommunication Laboratories from July 2012 to May 2013. Dr. Chang holds a Ph.D. degree in information engineering from the National Taiwan University in Taiwan.

B. Compensation

The board of directors has set up a compensation committee to be responsible for drafting, approving and periodically reviewing the compensation proposals for the directors and managers. See “C. Board Practices” for a discussion of our compensation committee.

•	the chairman of our board of directors may receive a fixed monthly income of NT$330,000 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The chairman will not receive any additional compensation for his role as a director;

•	our president may receive a fixed monthly income of NT$325,000 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The president will not receive any additional compensation for his role as a director;

•	independent directors who concurrently serve in military, public office or hold teaching or administrative post may receive a fixed monthly compensation of NT$8,000, and those who do not concurrently serve in military or public office or hold teaching or administrative post may receive a monthly compensation of NT$60,000; and

•	directors who serve in military, public office or hold teaching or administrative post may receive a monthly compensation of NT$8,000, and those directors who do not serve in military and public office or hold teaching or administrative post may receive a monthly compensation of NT$30,000.

Any compensation above the stipulated amounts in the compensation plan for our directors, including but not limited to profit-based bonuses, received by our directors who are serving as representatives of the MOTC or other legal persons will be collected by the MOTC or the legal persons they represent, respectively. Our chairman and president to our board of directors, Lih-Shyng Tsai and Mu-Piao Shih, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2012, 2013 and 2014 was NT$140,141,488, NT$108,996,925 and NT$152,242,029 (US$4,817,785.7), respectively. The aggregate amount of compensation in 2014 includes a NT$71,744,861 (US$2,270,407) salary payment for directors and executive officers, a NT$16,920,688 (US$535,464.8) pension payment for executive officers, a NT$39,222,554 (US$1,241,220.1) bonus accrued for directors and a NT$24,353,926 (US$770,693.9) bonus accrued for executive officers. The 2014 bonus for our directors may not exceed 0.2% of our distributable earnings and must be approved at our 2015 annual general stockholders’ meeting.

Our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$16,480,351 (US$521,530.1) were paid directly to the MOTC in 2014 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors and senior management for the fiscal year ended December 31, 2014 as follows, excluding bonus accrued for legal entities:

Total Compensation	Directors
Below NT$2,000,000	Hui-Ling Wu, Jian-Yu Chen, Su-Ghen Huang, Yu-Fen Hong, Yi-Bing Lin, Chich-Chiang Fan, Tain-Jy Chen, Yun-Tsai Chou, Shih-Peng Tsai, Chung-Yu Wang, Chung-Fern Wu, Zse-Hong Tsai
NT$2,000,000 to NT$4,999,999	Lih-Shyng Tsai(1)
NT$5,000,000 to NT$9,999,999	Mu-Piao Shih(2)
Over NT$10,000,000	Yen-Sung Lee(3)
Total	15 people

(1)	As salary for serving as our chief executive officer.
(2)	As salary for serving as our president.
(3)	As salary for serving as our chief executive officer and as retirement pension payment.

Total Compensation	Senior Management
Below NT$2,000,000	Bo-Yung Chen
NT$2,000,000 to NT$4,999,999	Chi-Mao Hsieh, Hsiu-Gu Huang, Yuan-Kuang Tu, Ming-Yuan Lee, Kuo-Feng Lin, Fu-Kuei Chung, Kuang-Yao Chang, Feng-Yue Hung, Shyang-Yih Chen, Shu Yeh
NT$5,000,000 to NT$9,999,999	Cheng-Kann Wu(1), Tai-Feng Leng(1)
Total	13 people

(1)	Including retirement pension payment.

We accrued NT$5,802,177 (US$183,613.2) pension expense for executive officers mentioned above in 2014. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and note 28 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

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

Our articles of incorporation provides for a board of directors consisting of seven to fifteen directors, one-fifth of whom shall be expert representatives. Pursuant to the ROC Company Act, the ROC Securities and Exchange Act and Article 12-1 of our articles of incorporation provides for the election of, starting from the fifth stockholders’ meeting, at least three independent directors out of the 7-to-15-member board. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. We have used a nominating process, with the stockholders choosing the independent directors from the list of nominees. Accordingly, we have elected five independent directors in the annual general meeting on June 25, 2013. With respect to certain material decisions to be made by our company as specified in the ROC Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the ROC FSC, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting.

Our audit committee was established in September 2004 in accordance with the rules set forth in the New York Stock Exchange, or the NYSE, Listed Company Manual, and was comprised of three independent directors. See “Item 16G. Corporate Governance—Audit Committee”. Starting from the date of the annual general meeting in June 2013, we have established a new audit committee that replaces our supervisors and our old audit committee in accordance with Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act and our articles of incorporation, and as a result, we simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC. Therefore, we no longer have supervisors after the beginning of our 7th term of our board of directors. In addition, the number of members, or independent directors, in the audit committee, increases from three to five according to the resolution of our board meeting.

Under the ROC Company Act, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Except for our five independent directors, all of our directors are representatives of the MOTC.

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

The board of directors passed a resolution on November 8, 2005 to set up a compensation committee. The Article 14-6 of ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e., FSC) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Our board of directors passed a resolution to amend the organization of our compensation committee on August 13, 2013. The compensation committee is composed of three independent directors (Chung-Yu Wang, Chung-Fern Wu and Tain-Jy Chen) and is responsible for drafting, approving and periodically reviewing the compensation proposals for the directors and managers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors and Audit Committee”.

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

As of December 31, 2014, we had 32,596 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2012 to 2014 on a consolidated basis.

	2012	2013	2014
Employees
Technical	14,494	15,177	15,217
Operations	14,214	15,267	15,640
Administrative	1,724	1,743	1,739

Total	30,432	32,187	32,596

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2012 to 2014.

	2012	2013	2014
Employees
Technical	13,840	13,951	13,773
Operations	9,170	8,958	8,464
Administrative	1,341	1,313	1,298

Total	24,351	24,222	23,535

As of December 31, 2014, approximately 76% of our employees of Chunghwa Telecom Co., Ltd. had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2014, which resulted in a reduction of approximately 14,386 employees.

As of December 31, 2014, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Pursuant to our articles of incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee bonuses. Our practice in the past to determine the amount of the bonus has been based on the operating results. In the third quarter of 2014, we distributed an aggregate bonus to our employees of NT$1.5 billion (US$0.1 billion), which included a one-time additional bonus to our employees in the amount of NT$0.7 billion. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses”.

E. Share Ownership

As of March 31, 2015, our directors and executive officers personally held an aggregate 883,549 shares of our common shares, representing around 0.01% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2015 by each of our directors and executive officers.

Name	Number	%
Lih-Shyng Tsai	400,000	*
Mu-Piao Shih	71,218	*
Yu-Fen Hong	—	—
Yi-Bing Lin	—	—
Chung-Yu Wang	—	—
Zse-Hong Tsai	—	—
Chung-Fern Wu	—	—
Shih-Peng Tsai	15,961	*
Su-Ghen Huang	—	—
Tian-Jy Chen	25,768	*
Yun-Tsai Chou	—	—
Chih-Ku Fan	—	—
Chih-Chiang Fan	—	—
Bo-Yung Chen	—	—
Chi-Mau Sheih	72,054	*
Shyang-Yih Chen	78,840	*
Hsiu-Gu Huang	18,698	*
Yuan-Kuang Tu	81,305	*
Ming-Yuan Lee	5,188	*
Kuo-Feng Lin	42,771	*
Fu-Kuei Chung	19,093	*
Ming-Ching Cheng	11,100	*
Feng-Yue Hung	41,553	*

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our articles of incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

Our consolidated subsidiary, Senao, is publicly traded on the TWSE and resolved to grant the stock options plan for its employees to purchase common stock of Senao. As of December 31, 2012, 2013 and 2014, participants in Senao’s stock incentive plan had outstanding stock options to purchase 1.1 million, 9.9 million and 9.0 million common shares of Senao, respectively.

Our another consolidated subsidiary, Chunghwa Precision Test Tech Co., Ltd., or CHPT, which was listed on the Emerging Stock Market of the Taipei Exchange (formerly known as Gre Tai Securities Market) since January 20, 2015, granted the stock options to its employees to subscribe for common shares of CHPT. As of December 31, 2012, participants in CHPT’s stock incentive plan had outstanding stock options to purchase 0.9 million common shares of CHPT. The registration of 0.8 million of employee stock options exercised in 2013 has been completed, and others were expired. As of December 31, 2013 and 2014, CHPT has no outstanding employee stock options.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of March 31, 2015, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2012		As of March 31, 2013		As of March 31, 2014		As of March 31, 2015
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	2,885,164,257	37.19	3,000,346,630	38.68	3,099,602,788	39.96	3,095,559,716	39.90
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Fubon Life Assurance Co., Ltd(2)	428,621,087	5.53	467,321,087	6.02	450,471,087	5.81	449,451,087	5.79

(1)	Includes shares held through the MOTC and other government-controlled entities.
(2)	The information as of July 27, 2011, July 19, 2012, July 18, 2013, and July 18, 2014, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of March 31, 2015, 24 record holders held 25,246,953 ADSs (each representing ten common shares), which represents approximately 3.3% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Voting Rights”. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Please refer to “Item 4. Information on the Company—A. History and Development of the Company” for a discussion of our alliances, acquisitions and investments. Please refer to notes 3, 15, 16 and 40 to our consolidated financial statements included elsewhere in this annual report for descriptions of Chunghwa’s subsidiaries, investments accounted for using equity method, and related party transactions.

On April 1, 2007, Chunghwa entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in Senao’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2014, Senao received NT$12.1 billion (US$382.3 million) from Chunghwa. Chunghwa also sells mobile handsets and data cards to Senao. For the year ended December 31, 2014, Chunghwa sold mobile handsets and data cards to Senao that amounted to NT$0.8 billion (US$26.4 million).

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.5 billion (US$48.7 million) in 2014.

Chunghwa paid Taiwan International Standard Electronics approximately NT$1.0 billion (US$31.6 million) in 2014 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

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

We are not currently involved in material litigation or other proceedings that may have or have had in the recent past, significant effects on our financial position or profitability, see “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions”. The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2010 to 2014. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2010	5.52	42.8
Year ended December 31, 2011	5.46	42.4
Year ended December 31, 2012(2)	4.63	35.9
Year ended December 31, 2013(3)	2.39	18.5
Year ended December 31, 2014(4)	4.86	37.7

(1)	Cash dividend unless otherwise indicated.
(2)	In addition to the cash dividend from unappropriated earnings disclosed in table above, we also made cash distributions from additional paid-in capital of NT$0.72 per share, which amounted to an aggregate of NT$5.6 billion.
(3)	In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions from our additional paid-in capital of NT$2.14 per share, which amounted to an aggregate of NT$16.6 billion. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.”
(4)	Dividends for 2014, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2015 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 26, 2015. The accumulated legal reserve that we had set aside in the past years, including the appropriation of the 2014 earnings, has amounted to the aggregate par value of our outstanding share capital. Therefore, according to the relevant regulations, we are not required to appropriate profits as legal reserve in the following years. The appropriation for legal reserve accounted for 1.76% of our 2014 net income attributable to stockholders of the parent. Our payout ratio was 97.56% in 2014 after the adjustment of unappropriated earnings, the appropriation of legal reserve, and the reversal of special reserve.

We are committed to maximizing stockholder value and intend to maintain a sustainable dividend policy, subject to a number of commercial factors, including the interests of our stockholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. The amount of our net income determined for purposes of calculating our annual dividend payout will be calculated based on Taiwan IFRSs, which may differ from the amount of our net income determined in accordance with IFRSs.

B. Significant Changes

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares. The closing price for our common shares on the TWSE on April 20, 2015 was NT$97.80 per share.

	Closing Price Per Common Share(1)		Average Daily Trading Volume
	High	Low
	NT$	NT$	(in thousands)
2010	75.20	54.66	13,142
2011	88.71	69.92	14,355
2012	85.65	74.38	11,753
2013	92.12	82.68	7,498
First Quarter	85.65	82.68	7,138
Second Quarter	91.96	83.22	7,717
Third Quarter	92.12	88.18	8,105
Fourth Quarter	90.12	86.31	7,005
2014	94.00	85.84	6,307
First Quarter	89.26	85.84	7,704
Second Quarter	92.31	88.79	5,240
Third Quarter	93.70	91.00	7,097
Fourth Quarter	94.00	90.30	5,359
October	92.70	90.30	6,693
November	93.60	92.20	5,074
December	94.00	91.60	4,454
2015 (through April 20)	99.80	92.50	7,132
First Quarter	99.80	92.50	7,366
January	95.50	92.50	6,087
February	98.90	95.40	9,569
March	99.80	97.20	7,226
Second Quarter (through April 20)	99.60	97.50	6,058
April (through April 20)	99.60	97.50	6,058

(1)	The historical prices and volumes of our common shares traded on the TWSE have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the New York Stock Exchange under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 20, 2015 was US$31.45 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2010	24.85	16.60	590
2011	30.74	23.59	375
2012	29.43	25.09	355
2013	31.08	27.72	206
First Quarter	29.71	27.72	260
Second Quarter	29.70	27.91	179
Third Quarter	31.08	29.13	164
Fourth Quarter	30.61	29.27	226
2014	31.45	27.79	111
First Quarter	29.42	27.79	170
Second Quarter	30.73	29.36	99
Third Quarter	31.45	29.79	90
Fourth Quarter	30.45	29.06	88
October	30.45	29.60	74
November	30.45	29.91	101
December	29.88	29.06	92
2015 (through April 20)	32.24	29.01	126
First Quarter	32.07	29.01	128
January	30.65	29.01	133
February	31.46	30.22	115
March	32.07	30.78	134
Second Quarter (through April 20)	32.24	31.39	118
April (through April 20)	32.24	31.39	118

(1)	The historical prices and volumes of our ADSs traded on the New York Stock Exchange have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 20, 2015, a total of 25,432,898 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital structure, including brief summaries of material provisions of our articles of incorporation, the ROC Securities and Exchange Law, the ROC Company Act, and the Telecommunications Act, all as currently in effect. The following summaries are qualified in their entirety by reference to our articles of incorporation, the ROC Securities and Exchange Law, the ROC Company Act, and the Telecommunications Act.

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our articles of incorporation, includes (i) telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the ROC, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) design, engineering and operation of information software and hardware service businesses, (v) apparatus and electric appliance installation and construction business, (vi) television program production, distribution and commercial business, (vii) broadcasting program distribution and commercial business, (viii) the third party payment business, (ix) water pipe construction business, and (x) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

General

Under our articles of incorporation, our authorized capital was NT$120,000,000,000 divided into 12,000,000,000 common shares, with par value of NT$10 per share. We have set aside 200,000,000 common shares from the aforementioned common shares for the exercise of any future issuances of stock warrants, preferred shares with warrants, and bonds with warrants. Our paid-in capital is NT$77,574,465,450 divided into 7,757,446,545 common shares. We currently do not have any other equity in the form of preferred shares, bonds or otherwise outstanding as of the date of this annual report.

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2014. The remainder of our outstanding shares is held by public stockholders and other investors.

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

Under the ROC Company Act, our board of directors, in conducting our business, shall act in accordance with laws and regulations, our articles of incorporation and the resolutions adopted at the meetings of stockholders. Where any resolution adopted by our board of directors contravenes laws, our articles of incorporation and the resolutions adopted at the meetings of stockholders, thereby causing loss or damage to us, all directors taking part in the adoption of such resolution shall be liable to compensate us for such loss or damage; however, those directors whose disagreement appears on record or is expressed in writing shall be exempted from liability.

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

According to the ROC Company Act, our board of directors owes fiduciary duty to us. Our directors are liable to compensate us if they breach their fiduciary duty. In addition, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall specify such conflict; if the conflict may cause damages to the company, the director shall abstain from voting on the matter, and shall not serve as a proxy and vote on behalf of another director.

According to our articles of incorporation, the remuneration of the directors shall be determined by the board of directors based on the participation and the contribution of each director in the business operation of the Company and referencing the regular standards of other corporations in the similar industry. Our articles of incorporation also provide that we may make compensation to all directors and such compensation shall not exceed 0.2% of our distributable earnings and may be approved only by a validly convened stockholders’ meeting. Our articles of incorporation do not impose a mandatory retirement age for our directors. Furthermore, our articles of incorporation do not impose a shareholding qualification for each director. According to our Code of Ethics, we may not extend any loan to our directors.

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

We are not permitted to distribute dividends or make other distributions to stockholders in any year in which we do not have any net income or unappropriated earnings (excluding reserves). The ROC Company Act also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our stockholders at a stockholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus unappropriated earnings from prior years will be distributed as dividends to stockholders. Under our articles of incorporation, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Pursuant to our current articles of incorporation, prior to distributing any dividends to our stockholders, we were required to first distribute (i) between 2% and 5% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors as compensation. Also, in accordance to a clarification letter issued by the Ministry of Economic Affairs of Taiwan for the explanation of Article 64 of the Business Accounting Law, employee bonuses are categorized as an expense instead of as distributable earnings.

Under the ROC Company Act, if we do not incur a loss, we are permitted to make distributions on a pro rata basis to our stockholders of additional common shares or cash by the legal reserve, the premium derived from the issuance of new shares and the income from endowments received by us. We are allowed to make the above distributions to our stockholders by legal reserve only if the legal reserve exceeds 25% of our paid-in capital. Furthermore, subject to the provision under our articles of incorporation, such distribution should firstly be made by the premium derived from the issuance of new shares.

Changes in Share Capital

Under the ROC Company Act, any change in our authorized share capital requires an amendment to our articles of incorporation, which in turn requires approval at our stockholders’ meeting. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine.

Preemptive Rights

Under the ROC Company Act and our articles of incorporation, when we issue new shares for cash, unless otherwise approved by the central competent authority, our employees have rights to subscribe for between 10% and 15% of the new issue, and we have rights to restrain the shares subscribes by employees from being transferred within a specific period of time, which should not be longer than two years. Except for the shares reserved in accordance with the ROC Company Act, we are required to inform our existing shareholders of their rights to subscribe for additional shares pro rata to their respective shareholding and to note that the shareholders will lose their pre-emptive right if they fail to subscribe for the new shares within the prescribed period. In the event that there is any new share that has not been subscribed by the existing shareholders pursuant to their respective pre-emptive rights, we may offer such shares to other investors through public offering or private negotiation with any person designated by us.

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

Meetings of Stockholders

We are required by the ROC Company Act and our articles of incorporation to hold a general meeting of our stockholders within six months following the end of each fiscal year, unless for specific legitimate reason or approved otherwise by the relevant authorities. Commencing from January 1, 2012, we must hold a general shareholders meeting within six months after the end of fiscal year and may not seek any extension for such meeting accordingly to Article 36 of Securities and Exchange Act. These meetings are generally held in Taipei,

Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the outstanding common shares for more than one year. Stockholders’ meetings may also be convened by an independent director. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more our issued and outstanding shares are entitled to submit one written proposal each year for consideration at our annual general stockholders’ meeting in accordance with the ROC Company Act.

Voting Rights

As previously required by the ROC Company Act, our articles of incorporation provide that a holder of common shares has one vote for each common share. Cumulative voting applies to the election of our directors. The election of independent and non-independent directors should be held simultaneously while the ballots for the election of directors and independent directors are cast separately. According to Article 146-1 of the Insurance Act of the ROC, insurance companies that hold our shares may not be our directors or vote for the election of our directors.

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a stockholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the ROC Company Act, the approval by at least a majority of the common shares represented at a stockholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

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

Alternatively, the ROC Company Act provides that in the case of a public company, such as us, a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of stockholders at which holders of at least a majority of issued and outstanding common shares are present.

A stockholder may be represented at a general or special meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the general or special stockholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Bureau of the FSC, where one person is appointed as proxy by two or more stockholders who together hold more than 3% of the total issued common shares, the votes of those stockholders in excess of 3% of the outstanding common shares shall not be counted. Alternatively, if the stockholder would like to exercise its voting right at a general or special meeting but cannot be present at the meeting in person, according to the regulations promulgated by the FSC on February 20, 2012, starting from our 2012 general meeting, we are required to set up an electronic voting mechanism for such stockholder to exercise voting right. The stockholder is not allowed to exercise voting right through electronic voting mechanism if such stockholder fails to revoke the granted proxy (if any) at least two days prior to the general or special meeting.

At the time of any vote, if a director of a public company has pledged more than half of the holding at the time the director was elected, such director will not be allowed to exercise the voting rights with respect to the number of shares pledged in excess of the half of the number of shares that such director held in such public company at the time the director was elected. The maximum number of shares ineligible for voting pursuant to the provision above cannot exceed half of the number of shares that such director held in such public company at the time the director was elected. In addition, any shares that were ineligible for voting pursuant to the above provision would not count as being present for such vote.

Any stockholder who has a personal interest in the matter under discussion at a stockholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another stockholder; however, the shares held by such stockholder may be counted as present for calculation of attendance quorum.

Holders of our ADSs generally will not be able to exercise voting rights on the common shares underlying ADSs on an individual basis.

Other Rights of Stockholders

Under the ROC Company Act, dissenting stockholders are entitled to appraisal rights in certain major corporate actions, such as a planned transfer of the whole or part of the business or a proposed merger by us. A dissenting stockholder may request us to purchase back all of the shares owned by the stockholder at a fair price determined by mutual agreement or determined by the court if a mutual agreement cannot be reached. Stockholders may exercise their appraisal rights by serving notice in writing to us prior to the related stockholders’ meeting and/or by raising his objection at the stockholders’ meeting. Moreover, a stockholder has the right to file a petition in the court for annulment of any resolution adopted at a stockholders’ meeting where the procedures for convening the stockholders’ meeting or the method of adopting the resolutions at the meeting is contrary to law or our articles of incorporation. One or more stockholders who have held more than 3% of the issued and outstanding shares of a company continuously for more than one year may require an independent director to institute, on behalf of us, an action against a director. In addition, one or more stockholders who has/have continuously held 3% or more of the total number of the outstanding shares of our company for more than one year may require the board of directors to convene a special stockholders’ meeting by sending a written request to the board of directors.

The ROC Company Act allows stockholders holding 1% or more of the total issued shares of a company to submit, during the period of time prescribed by us no less than 10 days, one proposal in writing for discussion at the general meeting of stockholders. It also provides that a company may adopt a nomination procedure for election of directors. We have adopted a nomination procedure for election of directors as stipulated in our articles of incorporation which provides that stockholders holding 1% or more of our total issued shares may submit to us a list of candidates for director, including independent director, along with relevant information and supporting documents.

Register of Stockholders and Record Dates

Our share registrar, Yuanta Securities Co., Ltd., maintains our register of stockholders at its offices in Taipei, Taiwan. Under the ROC Company Act, we may, by giving advance public notice, set a record date and close the register of stockholders for a specified period in order for us to determine the stockholders or pledgees that are entitled to rights pertaining to the common shares. The specified period starting from such record date (to determine the entitled stockholders or pledgees) required is as follows:

•	general stockholders’ meeting—60 days;

•	special stockholders’ meeting—30 days; and

•	relevant record date for distribution of dividends or other entitlements—5 days.

Annual Consolidated Financial Statements

At least ten days before the annual general stockholders’ meeting, our annual consolidated financial statements prepared in accordance with Taiwan IFRSs must be available at our principal office in Taipei, Taiwan for inspection by the stockholders.

Transfer of Common Shares

Under the current ROC Company Act, a public company, such as our company, may issue individual share certificates, one master certificate or no certificate at all, to evidence common shares. In accordance with our articles of incorporation, all of our shares are currently issued and transferred in book-entry form instead of issuing physical share certificates. After the book closure date, the Taiwan Depository & Clearing Corporation, or the TDCC, will deliver the names and addresses of the shareholders as of the book closure date to our registrar, Yuanta Securities Co., Ltd. Only shareholders as of the book closure date can assert shareholder rights against us.

Acquisition of Our Own Common Shares

Under the ROC Company Act, with minor exceptions, we cannot acquire our own common shares. Any common shares acquired by us, under certain of such minor exceptions, must be sold at the market price within six months after their acquisition.

In addition, under the Republic of China Securities and Exchange Act, a company whose shares are listed on the TWSE or traded on the Taipei Exchange (formerly known as Gre Tai Securities Market) may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Securities and Futures Bureau of the FSC, purchase its shares for the following purposes on the TWSE, the Taipei Exchange or by a tender offer:

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

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the stockholders in accordance with the relevant provisions of the ROC Company Act.

Substantial Stockholders and Transfer Restrictions

The ROC Securities and Exchange Act currently requires for public companies that (i) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial stockholder (i.e., a stockholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (ii) each director, supervisor, manager or substantial stockholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the TWSE or traded on the Taipei Exchange (formerly known as Gre Tai Securities Market) to the Securities and Futures Bureau of the FSC at least three days before the intended transfer, unless the number of shares to be transferred each day is no more than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the reporting obligation in above item (i).

In addition, the number of shares that can be sold or transferred on the TWSE or the Taipei Exchange (formerly known as Gre Tai Securities Market) by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares;

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•	in any case, 5% of the average daily trading volume (number of shares) on the TWSE or the Taipei Exchange for the ten consecutive trading days preceding the reporting day on which day the director, supervisor, manager or substantial stockholder or their respective spouse, minor child or nominee reports the intended share transfer to the Securities and Futures Bureau.

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

D. Exchange Controls

Foreign Investment and Exchange Controls in Taiwan

We have extracted from publicly available documents the information presented in this section. Please note that citizens of the PRC and entities organized in the PRC are subject to special ROC laws, rules and regulations, which are not discussed in this section.

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

Foreign Investment in Taiwan Securities Market

On December 28, 1990, the Executive Yuan, the cabinet of the ROC government, approved guidelines drafted by the Securities and Futures Commission (the predecessor of the Securities and Futures Bureau), which, since January 1, 1991, has allowed direct foreign investment in Taiwan’s securities that are listed on the TWSE or other Taiwan securities approved by the Securities and Futures Bureau by certain eligible qualified foreign institutional investors.

In addition to qualified foreign institutional investors, certain individual and foreign institutional investors which meet certain qualifications set by the Securities and Futures Bureau may invest in the shares of TWSE-listed companies, the Taipei Exchange (formerly known as Gre Tai Securities Market) traded companies, emerging market companies or other Taiwan securities approved by the Securities and Futures Bureau up to a limit of US$50 million (in the case of institutional investors) and US$5 million (in the case of individual investors) after obtaining permission from the TWSE.

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

Currently, subject to the specific restriction imposed by relevant regulations, the off-shore foreign institutional investors may invest in the Taiwan securities market without any amount restriction. However, a ceiling will be separately determined by the Securities and Futures Bureau after consultation with the Central Bank of the ROC (Taiwan) for investment by offshore oversea Chinese and foreign individual investors.

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

Depositary Receipts

In April 1992, the Securities and Futures Bureau began allowing Taiwan companies listed on the TWSE, with the prior approval of the Securities and Futures Bureau, to sponsor the issuance and sale of depositary receipts evidencing depositary shares. In December 1994, the ROC Ministry of Finance began allowing companies whose shares are traded on the Taipei Exchange (formerly known as Gre Tai Securities Market) also to sponsor the issuance and sale of depositary receipts evidencing depositary shares representing shares of its capital stock. Approvals for these issuances are still required.

After the issuance of a depositary share, a holder of the depositary receipt evidencing the depositary shares may request the depositary issuing the depositary share to cause the underlying shares to be sold in Taiwan and to distribute the proceeds of the sale to or to withdraw the shares and deliver the shares to the depositary receipt holder. A citizen of the PRC is not permitted to withdraw and hold our shares.

If you are an offshore foreign institutional investor holding the depositary receipts, you must register with the TWSE as a foreign investor before you will be permitted to withdraw the shares represented by the depositary receipts. In addition to obtaining registration with the TWSE, you must also (i) appoint a qualified local agent to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other functions as holders of ADSs may designate, (ii) appoint a custodian bank to hold the securities and cash proceeds, confirm transactions, settle trades and report and declare other relevant information and; (iii) appoint a tax guarantor as guarantor for the full compliance of the withdrawing depositary receipt holders’ tax filing and payment obligations in the ROC. A depositary receipt holder not registered as a foreign investor with the TWSE, or not has made the necessary appointments as outlined above, will be unable to hold or subsequently transfer the shares withdrawn from the depositary receipt facility.

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific Securities and Futures Bureau approval, unless they are:

(i)	stock dividends;

(ii)	free distributions of shares;

(iii)	due to the exercise by the depositary receipt holder preemptive rights in the event of capital increases for cash; or

(iv)

if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the TWSE or the Taipei Exchange (formerly known as Gre Tai Securities Market) or delivery by investors of the shares for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the Securities and Futures Bureau of the FSC in connection with the offering plus any ADSs issued pursuant to the events described in (i), (ii) and (iii) above.

An ADS holder or the depositary, without obtaining further approvals from the Central Bank of the ROC (Taiwan) or any other governmental authority or agency of the ROC, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert into NT dollars subscription payment for rights offerings. The depositary may be required to obtain foreign exchange payment approval from the Central Bank of the ROC (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of the ROC (Taiwan) will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

Exchange Controls

Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle foreign exchange transactions by the FSC and by the Central Bank of the ROC (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million, (or its equivalent), respectively, in each calendar year. These limits apply to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium and long-term foreign debt with the Central Bank of the ROC (Taiwan).

In addition, a foreign person without an alien resident card or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to US$100,000 per remittance if required documentation is provided to Taiwan authorities. This limit applies only to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies.

E. Taxation

ROC Taxation

The discussion below describes the principal ROC tax consequences of the ownership and disposition of ADSs representing common shares and of common shares. It applies to you only if you are:

•	an individual who is not a citizen of the ROC, who owns ADSs or common shares and who is not physically present in Taiwan for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishment in Taiwan.

You should also consult your tax advisors concerning the tax consequences of owning ADSs and common shares in the ROC and any other relevant taxing jurisdiction to which they are subject.

Dividends

Dividends declared by us out of our retained earnings and distributed to you are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% ROC unappropriated earnings tax paid by us on our undistributed after-tax earnings, if any, may provide a credit of up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% ROC withholding tax imposed on these distributions. Starting from 2015, the allowed tax credit is adjusted to 50% of the unappropriated earnings tax paid by us.

Share or cash dividends paid by us out of our capital surplus which are derived from the issuance of shares at a premium are not subject to ROC withholding tax. According to the rulings of Ref. Tai-Tsai-Hsuei-Tzi-09504509440 issued by the Ministry of Finance of the ROC, if a company reduces its share capital and redeems for cash its outstanding common shares issued to the company’s stockholders by capitalization of capital surplus, those premiums under the capitalized capital surplus derived from re-evaluation of assets, sale of lands and/or merger with other enterprise shall be deemed as the gain in the stockholders’ capital investment, and shall be deemed as stockholders’ dividend income (or investment revenue) and be subject to ROC income tax.

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

Capital Gains

Gains from the sale of property in the ROC are generally subject to ROC income tax. Effective January 1, 2013, capital gains on the sale of common shares, including common shares withdrawn from the ADS facility, received by a Non-Resident Individual is subject to the capital gain tax at a flat rate of 15%. A Non-Resident Entity is exempted from income tax for its capital gains from sale of common shares, including common shares withdrawn from the ADS facility, and is further exempted from Alternative Minimum Tax, or the AMT.

Sales of ADSs by you are regarded as transactions relating to property located outside the ROC and thus any gains derived therefrom are currently not subject to ROC income tax.

Preemptive Rights

Distributions of statutory preemptive rights for common shares in compliance with ROC law are not subject to any ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to securities transaction tax at the rate of 0.3% of the gross amount received. A Non-Resident Individual is subject to income tax at a flat rate of 15% for such capital gains. A Non-Resident Entity is exempted from income tax for such capital gains and is further exempted from the AMT. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to capital gains tax at the rate of 20% of the gains realized.

Subject to compliance with ROC law, we, at our sole discretion, can determine whether statutory preemptive rights shall be evidenced by issuance of securities.

Securities Transaction Tax

A securities transaction tax, at the rate of 0.3% of the gross amount received, payable by the seller will be withheld upon a sale of common shares in Taiwan. Transfers of ADSs are not subject to ROC securities transaction tax. According to a letter issued by the Ministry of Finance of the ROC in 1996, withdrawal of common shares from the deposit facility will not be subject to ROC securities transaction tax.

Estate Taxation and Gift Tax

ROC estate tax is payable on any property within Taiwan of a deceased person who is a non-resident individual, and ROC gift tax is payable on any property within Taiwan donated by any such person. Under ROC estate and gift tax laws, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether the ADSs will be regarded as property located in Taiwan under ROC estate and gift tax laws. Starting from January 21, 2009, the estate tax and gift tax rates were reduced to 10%.

Tax Treaty

The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand, Switzerland, Luxembourg, Kiribati and Austria, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Unappropriated Earnings Tax

Under the ROC Income Tax Laws, a 10% unappropriated earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The unappropriated earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, up to a maximum amount of 10% of the declared dividends may be credited against the 20% withholding tax imposed on the non-resident holders of its shares.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to beneficial owners of our shares or ADSs that hold the shares or ADSs as capital assets and that are U.S. holders and non-residents of the ROC. You are a U.S. holder if you are:

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

Taxation of Dividends

The gross amount of distributions (other than certain pro rata distributions of shares to all stockholders) you receive on your shares or ADSs, including net amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current and accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date actually or constructively received by the depositary. You will not be entitled to claim a dividends-received deduction allowed to corporations under the Code with respect to distributions you receive from us.

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

Subject to certain conditions and limitations under the Code, you may be entitled to a credit or deduction against your U.S. federal income taxes for the net amount of any ROC taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of a ROC credit in respect of the 10% unappropriated earnings tax imposed on us is not considered a withholding tax and will not be treated as distributed to you or creditable by you against your U.S. federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends we pay with respect to shares or ADSs will generally be considered passive category income from sources outside the United States. Further, a U.S. holder that:

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

For U.S. tax purposes, any such tax-free share distribution would not result in foreign source income to you. Consequently, you may not be able to use the foreign tax credit associated with any ROC withholding tax imposed on such distributions unless you can use the credit (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any ROC tax imposed on the disposition of shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. If you are an individual or other non-corporate holder and have held the shares or ADSs being sold or otherwise disposed for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Any ROC securities transaction taxes that you pay generally will not be creditable foreign taxes for U.S. federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2014, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can obtain copies of this annual report, including the exhibits incorporated by reference in this annual report, from the SEC’s Public Reference Room and regional offices upon payment of a duplicating fee.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2014 would have increased or decreased by NT$6.3 million (US$0.2 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2014, our cash and cash equivalents amounted to NT$23.6 billion (US$0.7 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) securities denominated in foreign currencies.

We entered into currency swap and forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. We had no outstanding currency swap contracts as of December 31, 2014. Outstanding forward exchange contracts on December 31, 2014 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	NT$/US$	January 2015	NT$219 million/US$7 million
Forward exchange contracts-Buy	EUR$/NT$	March 2015	EUR$2 million/NT$91 million

Note 38 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of our available-for-sale equity securities, including publicly-traded equities, and we manage our equity investment portfolio in accordance with our internal policies and procedures.

The table below presents the carrying amount and unrealized gain or loss for our available-for-sale equity securities traded in an active market and with quoted market price as of December 31, 2014.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(in millions)
Available-for-sale equity securities
Domestic listed stocks and emerging stocks	$3,914	$936	$16

The total value of our listed available-for-sale equity portfolio amounted to NT$3.9 billion (US$123.9 million) as of December 31, 2014, which increased approximately 27% compared with the total value of our listed equity portfolio as of December 31, 2013. This increase was mainly due to the increasing price of the equity securities we held. Compared to a net unrealized loss of NT$131 million on our equity portfolio at the end of 2013, we recognized a net unrealized gain of NT$920 million (US$29.1 million) on our equity portfolio as of December 31, 2014. The net unrealized gain was mainly due to the increasing price of the equity securities mentioned above.

For the year ended December 31, 2014, we did not recognize any other-than-temporary impairment losses for listed stocks and we recognized an impairment loss of NT$23 million (US$0.7 million) for non-listed stock. The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our comprehensive income for the year ended December 31, 2014 would have increased or decreased by NT$196 million (US$6.2 million). However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

Other Market Risk

We have made investments in corporate bonds and bank debentures issued by domestic public companies with strong industry leadership and solid profits. Industries in which we have invested include materials, financials, utilities, technology, and so on. As of December 31, 2014, total value of our investments in corporate bonds and bank debentures amounted to NT$7.5 billion (US$236.9 million), all of which were classified as held-to-maturity financial assets. The fair value of these corporate bonds and bank debentures is valued using market-based observable inputs including duration, yield rate and credit rating, which are subject to fluctuation based on many factors such as prevailing market conditions. However, we do not expect the gains and losses in the values of these investments to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2014, we received US$1.1 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our American Depository Receipt, or ADR, program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

•	investor relations efforts;

•	legal fees, NYSE listing fees, proxy process expenses, and SEC filing fees;

•	Sarbanes-Oxley and accounting related expenses in connection with ongoing SEC compliance and listing requirements; and

•	other ADR program-related expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has audited our consolidated financial statements as of and for the year ended December 31, 2014, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 28, 2015 expressed an unqualified opinion on those financial statements and included explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan The Republic of China

April 28, 2015

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, managers and employees, including our chief executive officer and chief financial officer. We have posted a copy of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at http://www.cht.com.tw/en/aboutus/companyrules.html

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	Year Ended December 31
	2013	2014
	(in millions)
Audit fees(1)	NT$57.9	NT$60.2	US$1.9
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	5.5	1.2	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above. The amount for the years ended December 31, 2013 and 2014 mainly consisted of professional services rendered by the Deloitte & Touche for consultation of the Personal Information Protection Act.

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

The Legal Framework. In general, corporate governance principles for Taiwanese companies are set forth in the ROC Company Act, the ROC Securities Exchange Act, regulations promulgated by the Securities and Futures Bureau of the FSC and, to the extent they are listed on the TWSE, listing rules of the TWSE. Corporate governance principles under provisions of ROC law may differ in significant ways to corporate governance standards for non-foreign private issuers listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are not in conformity with ROC laws or regulations or generally prevailing business practices in Taiwan. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE.

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

Non-foreign private issuers listed on the NYSE are also required to adopt and disclose corporate governance guidelines. We currently comply with the ROC Non-Binding Corporate Governance Best Practice Principles for TWSE/GTSM Listed Companies promulgated by the TWSE, or Best Practice Principles, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Compensation Committee. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a compensation committee, composed entirely of independent directors. The Article 14-6 of ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e., FSC) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for description of our compliance.

Code of Business Conduct and Ethics. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies must adopt a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We have adopted Code of Ethics which applies to our directors, managers and employees, and Ethical Corporate Management Best Practice Principles that applies to our directors, managers, employees and persons having substantial control over us. We have filed Code of Ethics and Ethical Corporate Management Best Practice Principles as an exhibit to our annual report filed with the U.S. SEC and a copy is available to any stockholder upon request.

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

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Statute of Chunghwa Telecom Co., Ltd., as last amended on November 29, 2000, which was subsequently abolished by the President of the ROC on December 24, 2014 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2*	Articles of incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on June 24, 2014.

2.1	Form of Amended and Restated Deposit Agreement dated as of November 2007 among Chunghwa Telecom Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-147321) filed with the Commission on November 13, 2007).

8.1*	List of Subsidiaries.

11.1	Code of Ethics as approved by the board of directors on August 13, 2013 (English translation) (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31731) filed with the Commission on April 28, 2014).

11.2	Ethical Corporate Management Best Practice Principles as approved by the board of directors on August 13, 2013 (English translation) (incorporated by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31731) filed with the Commission on April 28, 2014).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/S/ LIH-SHYNG TSAI
Name: Lih-Shyng Tsai
Title: Chairman and Chief Executive Officer

Date: April 28, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”).

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 28, 2015

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2014

(In Millions of New Taiwan or U.S. Dollars)

		2013	2014
	Notes	NT$	NT$	US$ (Note 6)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3, 7	$14,585	$23,560	$746
Financial assets at fair value through profit or loss	3, 8	—	1	—
Available-for-sale financial assets	3, 9	24	—	—
Held-to-maturity financial assets	3, 10	4,264	3,457	109
Trade notes and accounts receivable, net	3, 4, 11	22,901	26,228	830
Accounts receivable from related parties	40	69	81	3
Inventories	3, 4, 12, 41	7,848	7,097	225
Prepayments	13, 40	2,224	2,444	77
Other current monetary assets	14, 28	4,636	3,325	105
Other current assets	20, 32	3,962	3,219	102

Total current assets		60,513	69,412	2,197

NONCURRENT ASSETS
Available-for-sale financial assets	3, 9	5,470	6,281	199
Held-to-maturity financial assets	3, 10	7,502	4,028	127
Investments accounted for using equity method	3, 16	2,359	2,750	87
Property, plant and equipment	3, 4, 17, 40, 41	302,714	302,650	9,578
Investment properties	3, 4, 18	8,018	7,621	241
Intangible assets	3, 4, 19	44,399	42,825	1,355
Deferred income tax assets	3, 32	1,506	1,826	58
Prepayments	13, 40	3,608	3,504	111
Other noncurrent assets	20, 28, 41	4,883	5,601	177

Total noncurrent assets		380,459	377,086	11,933

TOTAL		$440,972	$446,498	$14,130

(Continued)

		2013	2014
	Notes	NT$	NT$	US$ (Note 6)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	22	$254	$564	$18
Financial liabilities at fair value through profit or loss	3, 8	—	—	—
Hedging derivative liabilities	3, 21	—	—	—
Trade notes and accounts payable	24	15,589	18,519	586
Payables to related parties	40	557	408	13
Current tax liabilities	3, 32	6,171	6,982	221
Other payables	25	26,792	24,335	770
Provisions	3, 26	129	179	6
Advance receipts	27	9,464	9,913	314
Current portion of long-term loans	23, 41	300	—	—
Other current liabilities		1,599	1,619	51

Total current liabilities		60,855	62,519	1,979

NONCURRENT LIABILITIES
Long-term loans	23, 41	1,400	1,900	60
Deferred income tax liabilities	3, 32	101	132	4
Provisions	3, 26	123	93	3
Customers’ deposits	40	4,835	4,759	151
Accrued pension liabilities	3, 4, 28	5,482	6,470	205
Deferred revenue		3,701	3,398	107
Other noncurrent liabilities		1,335	1,515	48

Total noncurrent liabilities		16,977	18,267	578

Total liabilities		77,832	80,786	2,557

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock		77,574	77,574	2,455
Additional paid-in capital		163,294	146,720	4,643
Retained earnings
Legal reserve		74,819	76,893	2,433
Special reserve		2,676	2,820	89
Unappropriated earnings		40,075	55,895	1,769

Total retained earnings		117,570	135,608	4,291

Other adjustments		(144)	886	28

Total equity attributable to stockholders of the parent	15, 29	358,294	360,788	11,417
NONCONTROLLING INTERESTS	15, 29	4,846	4,924	156

Total equity		363,140	365,712	11,573

TOTAL		$440,972	$446,498	$14,130

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

	Notes	2012	2013	2014
		NT$	NT$	NT$	US$ (Note 6)
REVENUES	30, 40	$221,420	$227,981	$226,609	$7,171
OPERATING COSTS	12, 40	141,513	147,289	148,380	4,696

GROSS PROFIT		79,907	80,692	78,229	2,475

OPERATING EXPENSES
Marketing		22,208	25,164	26,145	827
General and administrative		4,021	4,190	4,414	140
Research and development		3,698	3,726	3,504	111

Total operating expenses	40	29,927	33,080	34,063	1,078

OTHER INCOME AND EXPENSES	31	(1,569)	59	631	20

INCOME FROM OPERATIONS		48,411	47,671	44,797	1,417

NON-OPERATING INCOME AND EXPENSES
Interest income		742	563	288	9
Other income	31, 40	441	356	587	19
Other gains and losses	31, 40	(139)	(124)	124	4
Interest expense		(22)	(36)	(46)	(1)
Share of the profit of associates and joint ventures accounted for using equity method	16	520	666	802	25

Total non-operating income and expenses		1,542	1,425	1,755	56

INCOME BEFORE INCOME TAX		49,953	49,096	46,552	1,473
INCOME TAX EXPENSE	3, 32	7,336	6,478	8,985	284

NET INCOME		42,617	42,618	37,567	1,189

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans		(1,539)	(617)	(492)	(16)
Share of remeasurements of defined benefit pension plans of associates		(18)	(39)	1	—
Income tax relating to items that will not be reclassified	32	265	105	84	3

		(1,292)	(551)	(407)	(13)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		(58)	129	164	5
Share of exchange differences arising from the translation of the foreign operations of associates		(8)	4	4	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2012	2013	2014
	Notes	NT$	NT$	NT$	US$ (Note 6)
Unrealized loss on cash flow hedges		$—	$—	$—	$—
Unrealized gain (loss) on available-for-sale financial assets		192	(392)	878	28
Income tax relating to items that may be reclassified subsequently	32	—	(6)	3	—

		126	(265)	1,049	33

Total other comprehensive income (loss), net of income tax		(1,166)	(816)	642	20

TOTAL COMPREHENSIVE INCOME		$41,451	$41,802	$38,209	$1,209

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$41,492	$41,494	$36,970	$1,170
Noncontrolling interests		1,125	1,124	597	19

		$42,617	$42,618	$37,567	$1,189

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$40,350	$40,636	$37,594	$1,190
Noncontrolling interests		1,101	1,166	615	19

		$41,451	$41,802	$38,209	$1,209

EARNINGS PER SHARE	33
Basic		$5.35	$5.35	$4.77	$0.15

Diluted		$5.33	$5.34	$4.76	$0.15

EARNINGS PER EQUIVALENT ADS	33
Basic		$53.49	$53.49	$47.66	$1.51

Diluted		$53.34	$53.40	$47.58	$1.51

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent											Noncontrolling Interests	Total Equity
	Common Stock						Other Adjustments
		Additional Paid-in Capital	Retained Earnings				Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Total Equity Attributable to Stockholders’ of the Parent

			Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2012	$77,574	$168,872	$66,122	$2,676	$45,888	$114,686	$(39)	$68	$—	$29	$361,161	$4,181	$365,342
Appropriation of 2011 earnings
Legal reserve	—	—	4,707	—	(4,707)	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(42,362)	(42,362)	—	—	—	—	(42,362)	—	(42,362)
Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(893)	(893)
Net income for the year ended December 31, 2012	—	—	—	—	41,492	41,492	—	—	—	—	41,492	1,125	42,617
Other comprehensive income for the year ended December 31, 2012	—	—	—	—	(1,274)	(1,274)	(58)	190	—	132	(1,142)	(24)	(1,166)

Total comprehensive income for the year ended December 31, 2012	—	—	—	—	40,218	40,218	(58)	190	—	132	40,350	1,101	41,451

Exercise of employee stock option of a subsidiary	—	5	—	—	—	—	—	—	—	—	5	38	43
Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(91)	(91)

BALANCE, DECEMBER 31, 2012	77,574	168,877	70,829	2,676	39,037	112,542	(97)	258	—	161	359,154	4,336	363,490
Appropriation of 2012 earnings
Legal reserve	—	—	3,990	—	(3,990)	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(35,913)	(35,913)	—	—	—	—	(35,913)	—	(35,913)
Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(811)	(811)
Cash distributed from additional paid-in capital	—	(5,589)	—	—	—	—	—	—	—	—	(5,589)	—	(5,589)
Net income for the year ended December 31, 2013	—	—	—	—	41,494	41,494	—	—	—	—	41,494	1,124	42,618
Other comprehensive income for the year ended December 31, 2013	—	—	—	—	(553)	(553)	103	(408)	—	(305)	(858)	42	(816)

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	40,941	40,941	103	(408)	—	(305)	40,636	1,166	41,802

Exercise of employee stock option of subsidiaries	—	6	—	—	—	—	—	—	—	—	6	44	50
Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	70	70
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	2	2
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	39	39

BALANCE, DECEMBER 31, 2013	77,574	163,294	74,819	2,676	40,075	117,570	6	(150)	—	(144)	358,294	4,846	363,140
Appropriation of 2013 earnings
Legal reserve	—	—	2,074	—	(2,074)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	144	(144)	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(18,526)	(18,526)	—	—	—	—	(18,526)	—	(18,526)
Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(797)	(797)
Cash distributed from additional paid-in capital	—	(16,577)	—	—	—	—	—	—	—	—	(16,577)	—	(16,577)
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	3	—	—	—	—	—	—	—	—	3	—	3
Net income for the year ended December 31, 2014	—	—	—	—	36,970	36,970	—	—	—	—	36,970	597	37,567
Other comprehensive income for the year ended December 31, 2014	—	—	—	—	(406)	(406)	140	890	—	1,030	624	18	642

Total comprehensive income for the year ended December 31, 2014	—	—	—	—	36,564	36,564	140	890	—	1,030	37,594	615	38,209

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	93	93
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	5	5
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	162	162

BALANCE, DECEMBER 31, 2014	$77,574	$146,720	$76,893	$2,820	$55,895	$135,608	$146	$740	$—	$886	$360,788	$4,924	$365,712

BALANCE, DECEMBER 31, 2014 (IN MILLIONS OF US$—Note 6)	$2,455	$4,643	$2,433	$89	$1,769	$4,291	$5	$23	$—	$28	$11,417	$156	$11,573

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In Millions of New Taiwan or U.S. Dollars)

	2012	2013	2014
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$49,953	$49,096	$46,552	$1,473
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	31,037	30,954	31,896	1,009
Amortization	1,123	1,238	2,218	70
Provision for (reversal of) doubtful accounts	(1,451)	253	326	10
Interest expenses	22	36	46	1
Interest income	(742)	(563)	(288)	(9)
Dividend income	(21)	(79)	(78)	(2)
Compensation cost of employee share options	—	70	93	3
Share of the profit of associates and joint venture accounted for using equity method	(520)	(666)	(802)	(25)
Impairment loss on available-for-sale financial assets	203	66	23	1
Provision for inventory and obsolescence	113	203	288	9
Impairment loss on property, plant and equipment	301	254	—	—
Impairment loss on (reversal of) investment properties	1,261	(246)	—	—
Impairment loss on intangible assets	5	18	—	—
Gain on disposal of financial instruments	(113)	(76)	(46)	(1)
Loss (gain) on disposal of property, plant and equipment	2	(85)	(26)	(1)
Gain on disposal of investment properties	—	—	(605)	(19)
Loss (gain) on disposal of investments accounted for using equity method	—	(13)	7	—
Valuation loss (gain) on financial instruments at fair value through profit or loss, net	1	1	(1)	—
Loss (gain) on foreign exchange	(18)	19	(164)	(5)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	74	9	—	—
Trade notes and accounts receivable	(509)	1,219	(3,617)	(115)
Receivables from related parties	(10)	(25)	(12)	—
Inventories	(2,487)	(855)	463	15
Other current monetary assets	(118)	(1)	1,268	40
Prepayment	(104)	(287)	(116)	(4)
Other current assets	(1,518)	590	741	24
Increase (decrease) in:
Trade notes and accounts payable	(804)	2,076	2,972	94
Payables to related parties	49	(280)	(149)	(5)
Other payables	(263)	447	(1,868)	(59)
Provisions	84	(14)	20	1
Advance receipts	(1,308)	(730)	449	14
Other current liabilities	(383)	88	13	—
Deferred revenue	(49)	(138)	(303)	(10)
Accrued pension liabilities	88	289	494	16

Cash generated from operations	73,898	82,868	79,794	2,525
Interest paid	(29)	(36)	(43)	(1)
Income tax paid	(8,213)	(7,544)	(8,373)	(265)

Net cash provided by operating activities	65,656	75,288	71,378	2,259

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In Millions of New Taiwan or U.S. Dollars)

	2012	2013	2014
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition designated financial assets at fair value through profit or loss	$(30)	$—	$—	$—
Proceeds from disposal of designated financial assets at fair value through profit or loss	57	—	—	—
Acquisition of available-for-sale financial assets	(4,502)	(1,822)	(59)	(2)
Proceeds from disposal of available-for-sale financial assets	1,824	3,989	85	3
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(32,934)	(18,199)	(411)	(13)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	51,653	37,928	471	15
Acquisition of held-to-maturity financial assets	(3,865)	—	—	—
Proceeds from disposal of held-to-maturity financial assets	2,451	4,236	4,258	135
Capital reduction of available-for-sale financial assets	35	36	84	3
Proceeds from disposal of hedging derivative assets	—	15	—	—
Derecognition of hedging derivative liabilities	—	(108)	—	—
Acquisition of investments accounted for using equity method	(26)	(90)	(252)	(8)
Proceeds from disposal of investments accounted for using equity method	—	24	—	—
Capital reduction of investments accounted for using equity method	65	16	—	—
Acquisition of property, plant and equipment	(33,280)	(36,382)	(32,559)	(1,031)
Proceeds from disposal of property, plant and equipment	33	205	150	5
Proceeds from disposal of investment properties	—	—	1,215	38
Acquisition of intangible assets	(632)	(39,872)	(644)	(20)
Increase in noncurrent assets	(624)	(291)	(719)	(23)
Interest received	853	672	340	11
Cash dividends received	315	475	667	21

Net cash used in investing activities	(18,607)	(49,168)	(27,374)	(866)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	857	1,399	895	28
Repayment of short-term loans	(821)	(1,256)	(585)	(19)
Proceeds from long-term loans	400	—	348	11
Repayment of long-term loans	(102)	(358)	(148)	(5)
Increase in repurchase agreement collateralized by bonds	—	2,925	13,000	411
Decrease in repurchase agreement collateralized by bonds	—	(2,925)	(13,000)	(411)
Increase (decrease) in customers’ deposits	63	(50)	(69)	(2)
Increase in other liabilities	447	22	181	6
Cash dividends and cash distributed from additional paid-in capital	(42,362)	(41,502)	(35,103)	(1,111)
Proceeds from exercise of employee stock option granted by subsidiaries	43	50	—	—
Dividends paid to noncontrolling interests	(893)	(811)	(797)	(25)
Other change in noncontrolling interests	(102)	42	162	5

Net cash used in financing activities	(42,470)	(42,464)	(35,116)	(1,112)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(48)	$(9)	$87	$3

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,531	(16,353)	8,975	284
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	26,407	30,938	14,585	462

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$30,938	$14,585	$23,560	$746

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Millions of New Taiwan, Unless Stated Otherwise)

1.	GENERAL

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

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the management on April 28, 2015.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board (collectively, “IFRSs”).

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

Basis of Consolidation

a.	The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries). Control is achieved when the Company (a) has power over the investee; (b) is exposed, or has rights, to variable returns from its involvement with the investee; and (c) has the ability to use its power to affect its returns. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of comprehensive income from the effective date of acquisition up to the effective date of disposal, as appropriate.

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

Allocation of comprehensive income to the noncontrolling interests

Profit or loss and each component of other comprehensive income are attributed to the stockholders of the parent and to the noncontrolling interests. Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the noncontrolling interests even if it results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2013	2014	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	1)
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	2)
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2013	2014	Note
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51
	Honghwa International Co., Ltd. (“HHI”)	Human resources service	100	100	3)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100
	Chief International Corp. (“CIC”)	Internet communication and IDC service	100	100
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100
Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishing service	100	100
Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	100	—	4)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	51	48	5)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2013	2014	Note
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	100	6)
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale electronic materials, electronic materials and general retail investment industry	100	100	7)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	—	100	8)

(Concluded)

1)	The Company owns approximately 28% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements.
2)	The Company’s equity ownership of CHIEF decreased from 73.02% to 72.51% as of December 31, 2014 due to CHIEF issued employee stock bonus in July 2014.
3)	Chunghwa established 100% owned subsidiary of Honghwa Human Resources Co., Ltd. (HHR) in January 2013. HHR changed its name to Honghwa International Co., Ltd. from July 4, 2014.
4)	LED merged YYRP by absorption in October 2014.
5)	The decrease of the Company’s equity ownership of CHPT was due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus. CHI did not participate in the capital increase of CHPT in August and September 2014 and the ownership interest decreased after the capital increase of CHPT. The Company owned 50.62% and 47.65% equity shares of CHPT as of December 31, 2013 and 2014, respectively. However, the Company has three out of five seats of the board of directors of CHPT. Therefore, the Company has control over CHPT and the accounts of CHPT are included in the consolidated financial statements.
6)	CHPT established 100% owned subsidiary of CHPT (JP) in January 2013.
7)	CHPT established 100% owned subsidiary of CHPT (International) in July 2013.
8)	CHPT (International) established 100% owned subsidiary of STET in January 2014.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2014:

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

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

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

Investments in Associates and Joint Ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as joint venture.

The operating results and identifiable net assets of associates and joint ventures are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate and joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, any impairment losses, and other comprehensive income of the associate and joint venture. The Company also recognizes the changes in the Company’s share of equity of associates and joint venture attributable to the Company.

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

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets, liabilities and contingent liabilities of an associate and a joint venture recognized at the date of acquisition is recognized as goodwill, which is included in the carrying amount of the investment and shall not be amortized.

The entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate and the joint venture that are not related to the Company.

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

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

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

Listed stocks, emerging market stocks, open-end mutual funds, unlisted stocks and corporate bonds held by the Company in an active market and classified as AFS are measured at fair value at the end of each reporting period. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in profit or loss.

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

b.	Financial liabilities

1)	Subsequent measurement

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

c.	Derivative financial instruments

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

Hedge Accounting

The Company designates certain derivatives instruments as fair value hedges and cash flow hedges.

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

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the profit or loss in line item relating to the hedged item.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

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

Where the Company enters into transactions which involve both the provision of air time bundled with products such as handset, total consideration received from products and air time in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Service revenue other than that from a project contract is recognized when service is provided.

Services revenue from a project contract is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established. Under the premises that there is much chance economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

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

Curtailment or settlement gains or losses on the defined benefit plan are recognized when the curtailment or settlement occurs.

Share-based Payments

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, loss carryforwards, unused tax credits from purchases of machinery, equipment and technology and research and development expenditures.

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

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

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

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

In the current year, the Company has applied a number of amendments to IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2014.

a.	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

The Company has applied the amendments to IAS 36 “Recoverable Amount Disclosure for Non-financial Assets” for the first time in the current year. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 “Fair Value Measurements”.

The Company has included these new disclosures, as applicable, in Notes 17, 18 and 19.

b.	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”

The Company has applied the amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” for the first time in the current year. The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness.

The amendments have been applied retrospectively. As the Group does not have any derivatives that are subject to novation, the application of these amendments has had no impact on the disclosures or on the amounts recognized in the Company’s consolidated financial statements.

New and Revised IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016 (Note 2)
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
Amendment to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 3)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 4)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 2:	Prospectively applicable to transactions occurring in annual periods beginning on or after January 1, 2016.

Note 3:	The amendment to IFRS 2 applies to share-based payment transactions for which the grant date is on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations for which the acquisition date is on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.

Note 4:	Except the amendment to IFRS 5 is applied prospectively, to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016, the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following items, the Company believes the adoption of the aforementioned new and revised IFRSs will not have material impact on the Company’s financial statements.

a.	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below.

For the Company’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

1)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

2)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Company takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

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

b.	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue related interpretation from January 1, 2017.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

1)	Identify the contract with the customer;

2)	Identify the performance obligation in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligation in the contracts; and

5)	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, an entity may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application.

6.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 31, 2014, which was NT$31.60 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.	CASH AND CASH EQUIVALENTS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$236	$310
Bank deposits	10,592	5,590

	10,828	5,900

Cash equivalents
Commercial paper	$2,375	$14,000
Negotiable certificate of deposit with maturities of less than three months	—	3,100
Time deposits with maturities of less than three months	1,382	560

	3,757	17,660

	$14,585	$23,560

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits with maturities of less than three months were as follows:

December 31
	2013	2014
Bank deposits	0.00%-0.76%	0.00%-0.95%
Commercial paper	0.60%-0.65%	0.58%-0.65%
Negotiable certificate of deposit with maturities of less than three months	—	0.50%-0.80%
Time deposits with maturities of less than three months	0.05%-5.10%	0.38%-5.45%

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$1

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—

The Company did not apply hedge accounting on the aforementioned contracts at the balance sheet date.

Outstanding forward exchange contracts as of balance sheet dates were as follows:

	Currency		Maturity Period	Contract Amount (In Millions)
December 31, 2013
Forward exchange contracts—buy	NT$	/US$	2014.01	NT$	90/US$3

December 31, 2014
Forward exchange contracts—buy	NT$	/US$	2015.01	NT$	219/US$7

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk and impacts in operating results due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Equity securities
Domestic listed stocks and emerging stocks	$3,046	$3,914
Domestic non-listed stocks	2,224	2,105
Foreign non-listed stocks	200	262
Foreign listed stocks	24	—

	$5,494	$6,281

Current	$24	$—
Non-current	5,470	6,281

	$5,494	$6,281

Since the range of fair values measurement of the non-listed stocks is significant and the probabilities of the various estimates cannot be reasonably assessed, the above non-listed stocks investment owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI evaluated and concluded its available-for-sale financial assets were partially impaired, and recorded an impairment loss of $203 million, $66 million and $23 million for the years ended December 31, 2012, 2013 and 2014, respectively.

10.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Corporate bonds	$10,513	$6,534
Bank debentures	1,253	951

	$11,766	$7,485

Current	$4,264	$3,457
Non-current	7,502	4,028

	$11,766	$7,485

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

December 31
	2013	2014
	NT$	NT$
(In Millions)
Corporate bonds

Par value	$10,473	$6,515

Nominal interest rate	1.15%-2.49%	1.15%-2.49%
Effective interest rate	1.00%-1.95%	1.15%-1.58%
Average expiry date	4 years	4 years

Bank debentures

Par value	$1,250	$950

Nominal interest rate	1.25%-1.60%	1.25%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%
Average expiry date	4 years	4 years

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable
Trade notes and accounts receivable	$23,823	$27,277
Less: Allowance doubtful accounts	(922)	(1,049)

	$22,901	$26,228

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risks is limited.

The aging of estimated recoverable amount of receivables that were past due but not impaired as of December 31, 2013 and 2014 was as follows:

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Less than 30 days	$132	$114
31-60 days	41	20

(Continued)

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
61-90 days	$14	$20
91-120 days	85	19
121-180 days	2	1
More than 181 days	12	17

	$286	$191

(Concluded)

The above aging analysis was based on days overdue.

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2012	$7	$2,416	$2,423
Add: Provision for (reversal of) doubtful accounts	157	(1,630)	(1,473)
Deduct: Amounts written off	—	(139)	(139)

Balance on December 31, 2012	164	647	811
Add: Provision for doubtful accounts	57	182	239
Deduct: Amounts written off	—	(128)	(128)

Balance on December 31, 2013	221	701	922
Add: Provision for doubtful accounts	55	237	292
Deduct: Amounts written off	—	(165)	(165)

Balance on December 31, 2014	$276	$773	$1,049

12.	INVENTORIES

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Merchandise	$5,221	$4,164
Project in process	520	822
Work in process	26	13
Raw materials	26	52

	5,793	5,051
Land and building held for sale	8	—
Land held under development	1,999	1,999
Construction in progress	44	47
Land held for development	4	—

	$7,848	$7,097

The operating costs related to inventories were $44,150 million, $50,860 million and $51,341 million for the years ended December 31, 2012, 2013 and 2014, respectively.

For the years ended December 31, 2012, 2013 and 2014, the costs of valuation loss on inventories recognized as operating cost included the amount of $113 million, $203 million and $288 million, respectively.

The capitalized borrowing costs of construction in progress were not significant for 2012, 2013 and 2014.

As of December 31, 2013 and 2014, inventories of $2,057 million and $2,061 million, respectively, were expected to be recovered for a time period longer than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held under development and construction in progress on December 31, 2013 and 2014 was for Qingshan Sec., Dayuan Township, Taoyuan County project.

Land and building held for sale on December 31, 2013 was sold in 2014.

Land held for development on December 31, 2013 was for Yucheng Sec., Nangang Dist., Taipei City which was sold in 2014.

13.	PREPAYMENTS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Prepaid rents	$3,389	$3,330
Others	2,443	2,618

	$5,832	$5,948

Current
Prepaid rents	$953	$1,105
Others	1,271	1,339

	$2,224	$2,444

Non-current
Prepaid rents	$2,436	$2,225
Others	1,172	1,279

	$3,608	$3,504

14.	OTHER CURRENT MONETARY ASSETS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$2,535	$2,616
Receivables from the Fund for Privatization of Government—owned Enterprises under the Executive Yuan	1,318	19
Others	783	690

	$4,636	$3,325

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at each period end were as follows:

	December 31
	2013	2014
Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.30%	0.11%-4.95%

15.	NON-WHOLLY OWNED SUBSIDIARIES THAT HAVE NONCONTROLLING MATERIAL INTERESTS

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation and Principal Place of Business	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
		December 31
		2013	2014
SENAO	Taiwan	72%	72%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2012	2013	2014	2012	2013	2014
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
SENAO	$1,066	$1,022	$436	$3,811	$4,302	$4,013

Individually immaterial subsidiaries with noncontrolling interests				525	544	911

				$4,336	$4,846	$4,924

The Company owns 28% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements.

Summarized financial information in respect of SENAO that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	December 31
Senao International Co., Ltd.	2013	2014
	NT$	NT$
	(In Millions)
Current assets	$8,134	$7,944

Non-current assets	$2,386	$2,480

Current liabilities	$4,439	$4,643

Non-current liabilities	$91	$94

Equity attributable to the parent	$1,688	$1,674

Noncontrolling interests	$4,302	$4,013

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
		(In Millions)
Revenue	$35,241	$43,033	$41,753
Expenses	33,758	41,610	41,146

Profit for the year	$1,483	$1,423	$607

Profit attributable to the parent	$417	$401	$171
Profit attributable to the noncontrolling interests	1,066	1,022	436

Profit for the year	$1,483	$1,423	$607

Other comprehensive income attributable to the parent	$(9)	$12	$8
Other comprehensive income attributable to the noncontrolling interests	(24)	30	21

Other comprehensive income for the year	$(33)	$42	$29

Total comprehensive income attributable to the parent	$408	$413	$179
Total comprehensive income attributable to the noncontrolling interests	1,042	1,052	457

Total comprehensive income for the year	$1,450	$1,465	$636

Dividends paid to noncontrolling interests	$827	$739	$742

Net cash inflow (outflow) from operating activities	$1,554	$(240)	$1,233

Net cash outflow from investing activities	$(196)	$(274)	$(106)

Net cash outflow from financing activities	$(1,111)	$(993)	$(533)

Net cash inflow (outflow)	$247	$(1,507)	$594

The Company’s equity ownership of SENAO did not change for the year ended December 31, 2014. The Company’s equity ownership of SENAO decreased from 28.44% as of January 1, 2012 to 28.30% and 28.18% as of December 31, 2012 and 2013, respectively, due to the exercise of options by SENAO’s employees. The total proceeds from exercise of employee stock options were $43 million and $42 million for the years ended December 31, 2012 and 2013, respectively. The partial proceeds of $38 million and $36 million were attributed to noncontrolling interests for the years ended December 31, 2012 and 2013, respectively.

The Company’s equity ownership of CHPT decreased from 50.62% as of December 31, 2013 to 47.65% as of December 31, 2014 due to CHI did not participate the CHPT’s capital increase in August and September 2014, and the cash inflow from noncontrolling interests was $162 million. The Company’s equity ownership of CHPT decreased from 53.19% as of December 31, 2012 to 50.62% as of December 31, 2013 due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus. The total proceeds from exercise of employee stock options were $8 million, substantially all of which were attributed to noncontrolling interests for the year ended December 31, 2013.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Associates	$2,131	$2,493
Joint venture	228	257

	$2,359	$2,750

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Listed

Senao Networks, Inc. (“SNI”)	$484	$589

Non-listed

ST-2 Satellite Ventures Pte. Ltd. (“STS”)	520	558
International Integrated System, Inc. (“IISI”)	290	291
Viettel-CHT Co., Ltd.	278	278
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	180	209
Skysoft Co., Ltd. (“SKYSOFT”)	152	135
So-net Entertainment Taiwan Limited (“So-net”)	92	99
Kingwaytek Technology Co., Ltd. (“KWT”)	74	85
Taiwan International Ports Logistics Corporation (“TIPL”)	—	79
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	1	66
ClickForce Co., Ltd.	—	39
HopeTech Technologies Limited (“HopeTech”)	25	31
Alliance Digital Technology Co., Ltd. (“ADT”)	29	20
MeWorks Limited (HK) (“Meworks”)	—	9
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	6	5
Panda Monium Company Ltd.	—	—

	$2,131	$2,493

At the end of the reporting period, the percentage of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Right
	December 31
	2013	2014
Senao Networks, Inc. (“SNI”)	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
International Integrated System, Inc. (“IISI”)	33	33
Viettel-CHT Co., Ltd.	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Kingwaytek Technology Co., Ltd. (“KWT”)	33	27
Taiwan International Ports Logistics Corporation (“TIPL”)	—	27
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	13	26
ClickForce Co., Ltd.	—	49
HopeTech Technologies Limited (“HopeTech”)	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	19	13
MeWorks LIMITED (HK) (“Meworks”)	—	20
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49	49
Panda Monium Company Ltd.	43	43

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
		(In Millions)
The Company’s share of the profit	$529	$680	$823
The Company’s share of other comprehensive income (loss)	(26)	(35)	5

The Company’s share of total comprehensive income	$503	$645	$828

SNI was listed in December 2013. The fair value based on the closing market prices of SNI as of the balance sheet date is as follows:

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
SNI	$2,545	$2,868

SENAO disposed of 245 thousand shares of SNI in December 2013 and the gain of disposal of SNI was recognized in profit or loss as follows:

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

Chunghwa did not participate in the capital increase of KWT in August and November 2014 and the ownership interest decreased from 33% to 27% after the capital increase of KWT.

Chunghwa and Taiwan International Ports Corporation, Ltd. established TIPL in October 2014. Chunghwa invested $80 million cash and held 27% ownership of TIPL. TIPL engages mainly in logistics service of increasing cargo movement efficiency.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established DZIM in May 2011. DZIM reduced its capital to offset the deficits amounting to $131 million and made capital reduction of $49 million during its stockholders’ meeting held on March 31, 2013. Chunghwa received $16 million from the capital reduction. Chunghwa did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. Chunghwa participated in the capital increase of DZIM by investing $49 million in April and June 2014. SENAO participated in the capital increase of DZIM by investing $24 million in April 2014. As of December 31, 2014, the Company held 26% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

Chunghwa International Yellow Pages participated in the capital increase of ClickForce Co., Ltd. by investing $39 million and held 49% ownership in December 2014. ClickForce Co., Ltd. engages mainly in advertisement services.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30 million cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. Chunghwa did not participate in the capital increase of ADT in April 2014 and the ownership interest decreased from 19% to 13% after the capital increase of ADT. Chunghwa still has one seat out of five seats in the board of directors; therefore it remains an investor with significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Prime Asia participated in the capital increase of MeWorks by investing $10 million and held 20% ownership in May 2014. Based on the share of capital commitments, Prime Asia has two seats out of five seats in the board of directors; therefore it has significant influence over MeWorks. MeWorks engages mainly in investment business.

The Company’s share of profit (loss) and other comprehensive income (loss) of associates was recorded based on audited financial statements of the associates for the years ended December 31, 2012, 2013 and 2014.

b.	Investment in joint ventures

Investment in joint ventures was as follows:

	Carrying Amount		% of Ownership and
	December 31		Voting Rights
	2013	2014	December 31
	NT$	NT$	2013	2014
	(In Millions)
Non-listed
Huada Digital Corporation (“HDD”)	$228	$219	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	—	38	—	50

	$228	$257

Chunghwa invested in CBO in February 2014 at $50 million cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Pte. Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce business for employees of corporate members.

Summarized financial information of joint ventures that was not material to the Company was as follows:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
		(In Millions)
The Company’s share of the loss	$(9)	$(14)	$(21)
The Company’s share of other comprehensive income	—	—	—

The Company’s share of total comprehensive loss	$(9)	$(14)	$(21)

The Company’s share of loss of the joint venture was recorded based on audited financial statements for the years ended December 31, 2012, 2013 and 2014.

17.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Carrying amount
Land	$102,263	$102,774
Land improvements	443	413
Buildings	45,586	44,398
Computer equipment	4,395	4,010
Telecommunications equipment	122,804	126,309
Transportation equipment	2,073	1,616
Miscellaneous equipment	2,297	2,200
Construction in progress and advances related to acquisition of equipment	22,853	20,930

	$302,714	$302,650

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2012	$102,122	$1,521	$67,289	$14,808	$655,543	$2,527	$7,220	$13,689	$864,719
Additions	—	—	—	51	30	1	108	33,531	33,721
Disposal	(17)	(5)	(47)	(921)	(11,204)	(399)	(417)	—	(13,010)
Effect of foreign exchange differences	—	—	—	(1)	(1)	—	(1)	(21)	(24)
Other	92	32	187	1,297	25,008	1,186	678	(28,516)	(36)

Balance on December 31, 2012	$102,197	$1,548	$67,429	$15,234	$669,376	$3,315	$7,588	$18,683	$885,370

Accumulated depreciation and impairment
Balance on January 1, 2012	$—	$(1,017)	$(19,670)	$(10,919)	$(531,243)	$(1,254)	$(5,584)	$—	$(569,687)
Depreciation Expenses	—	(56)	(1,220)	(1,342)	(27,534)	(408)	(461)	—	(31,021)
Disposal	—	5	47	918	11,191	398	416	—	12,975
Impairment losses	—	—	—	—	(281)	—	(20)	—	(301)
Effect of foreign exchange differences	—	—	—	—	2	—	—	—	2
Other	—	—	18	(5)	19	(6)	(22)	—	4

Balance on December 31, 2012	$—	$(1,068)	$(20,825)	$(11,348)	$(547,846)	$(1,270)	$(5,671)	$—	$(588,028)

Cost
Balance on January 1, 2013	$102,197	$1,548	$67,429	$15,234	$669,376	$3,315	$7,588	$18,683	$885,370
Additions	—	—	6	68	72	1	285	36,295	36,727
Disposal	(56)	(9)	(18)	(1,132)	(14,778)	(158)	(439)	—	(16,590)
Effect of foreign exchange differences	—	—	—	2	7	—	(9)	—	—
Other	122	8	141	1,824	28,441	587	990	(32,125)	(12)

Balance on December 31, 2013	$102,263	$1,547	$67,558	$15,996	$683,118	$3,745	$8,415	$22,853	$905,495

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2013	$—	$(1,068)	$(20,825)	$(11,348)	$(547,846)	$(1,270)	$(5,671)	$—	$(588,028)
Depreciation Expenses	—	(57)	(1,245)	(1,380)	(26,977)	(550)	(728)	—	(30,937)
Disposal	—	9	18	1,129	14,735	158	421	—	16,470
Impairment losses	—	—	—	—	(254)	—	—	—	(254)
Effect of foreign exchange differences	—	—	—	(1)	22	—	(27)	—	(6)
Other	—	12	80	(1)	6	(10)	(113)	—	(26)

Balance on December 31, 2013	$—	$(1,104)	$(21,972)	$(11,601)	$(560,314)	$(1,672)	$(6,118)	$—	$(602,781)

Cost
Balance on January 1, 2014	$102,263	$1,547	$67,558	$15,996	$683,118	$3,745	$8,415	$22,853	$905,495
Additions	308	—	136	30	130	1	266	31,213	32,084
Disposal	(26)	(12)	(14)	(1,805)	(19,208)	(76)	(539)	—	(21,680)
Effect of foreign exchange differences	—	—	—	2	102	—	5	—	109
Other	229	23	(80)	1,095	30,934	154	496	(33,136)	(285)

Balance on December 31, 2014	$102,774	$1,558	$67,600	$15,318	$695,076	$3,824	$8,643	$20,930	$915,723

Accumulated depreciation and impairment
Balance on January 1, 2014	$—	$(1,104)	$(21,972)	$(11,601)	$(560,314)	$(1,672)	$(6,118)	$—	$(602,781)
Depreciation Expenses	—	(53)	(1,252)	(1,473)	(27,704)	(599)	(799)	—	(31,880)
Disposal	—	12	13	1,800	19,194	76	461	—	21,556
Impairment losses	—	—	—	—	—	—	—	—	—
Effect of foreign exchange differences	—	—	—	(1)	(15)	—	(4)	—	(20)
Other	—	—	9	(33)	72	(13)	17	—	52

Balance on December 31, 2014	$—	$(1,145)	$(23,202)	$(11,308)	$(568,767)	$(2,208)	$(6,443)	$—	$(613,073)

(Concluded)

The Company determined that some telecommunications equipment and miscellaneous equipment have become obsolete and their recoverable amount determined on the basis of value in use was nil. Accordingly, an impairment loss of $301 million, $254 million and $0.064 million was recognized for the years ended December 31, 2012, 2013 and 2014, respectively. These assets were used in the Company’s mobile communications business reportable segment.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	3-16 years
Others	3-10 years

18.	INVESTMENT PROPERTIES

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$8,018	$7,621

Investment Properties
NT$
(In Millions)
Cost

Balance on January 1, 2012	$9,249
Reclassification	11

Balance on December 31, 2012	$9,260

Accumulated depreciation and impairment

Balance on January 1, 2012	$(189)
Depreciation expense	(16)
Recognized impairment loss	(1,261)
Reclassification	(5)

Balance on December 31, 2012	$(1,471)

Cost

Balance on January 1, 2013 and December 31, 2013	$9,260

Accumulated depreciation and impairment

Balance on January 1, 2013	$(1,471)
Depreciation expense	(17)
Reversal of impairment loss	246

Balance on December 31, 2013	$(1,242)

(Continued)

Investment Properties
NT$
(In Millions)
Cost

Balance on January 1, 2014	$9,260
Disposal	(623)
Reclassification	246

Balance on December 31, 2014	$8,883

Accumulated depreciation and impairment
Balance on January 1, 2014	$(1,242)
Depreciation expense	(16)
Disposal	13
Reclassification	(17)

Balance on December 31, 2014	$(1,262)

(Concluded)

The fair values of investment properties were determined by reference to the appraisal reports conducted by independent appraisers. Those appraisals are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Fair value	$17,501	$17,180

Overall capital interest rate	1.46%-2.20%	1.54%-2.36%
Profit margin ratio	12%-20%	10%-20%
Discount rate	1.36%	1.36%
Capitalization rate	0.68%-2.02%	0.44%-1.65%

After evaluating the investment properties, the Company determined that some land and buildings have recoverable amount of $2,681 million, which was calculated based on the fair value less disposal costs of the investment properties and based on the recent market prices of assets with similar age and obsolescence. These assets were used in the Company’s domestic fixed communications business and mobile communications business. Impairment loss was recognized amounted to $1,261 million for the year ended December 31, 2012.

After evaluating the investment properties, the Company determined that some fair value of land and buildings increased during 2013 and have recoverable amount of $2,853 million, which was calculated based on the fair value, $2,858 million less disposal costs of the investment properties, $5 million and based on the recent market prices of assets with similar age and obsolescence. Therefore, the Company reversed a portion of previously recognized impairment losses amounted to $246 million for the year ended December 31, 2013. These assets were used in the Company’s domestic fixed communications business and mobile communications business.

The fair values of impaired investment properties were determined by reference to the appraisal reports conducted by independent appraisers and are Level 3 in the hierarchy of valuations in IFRS 13. The appraisers used comparison approach or cost approach to estimate the fair values. For comparison approach, the valuation was based on observable inputs from comparable property transactions. For cost approach, the overall capital interest rate, profit margin ratio and discount rate were used in measuring fair value. The fair value less costs to sell is higher than the value in use and hence the recoverable amount of the relevant assets has been determined on the basis of their fair value less costs to sell.

Key assumptions used for fair value of the investment properties with reversal of impairment loss were as follows:

December 31, 2013
NT$
(In Millions)
Overall capital interest rate	1.46%-2.20%
Profit margin ratio	12%-20%
Discount rate	1.36%

LED disposed its investment property in October 2014. The disposal price is $1,230 million, related cost is $625 million (including carrying value of $610 million and related disposal expense of $15 million), and the disposal gain was $605 million.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Carrying amount
3G and 4G concession	$42,818	$41,150
Computer software	1,331	1,399
Goodwill	163	163
Others	87	113

	$44,399	$42,825

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2012	$10,179	$1,733	$181	$139	$12,232
Additions-acquired separately	—	630	—	2	632
Disposal	—	(298)	—	(24)	(322)

Balance on December 31, 2012	$10,179	$2,065	$181	$117	$12,542

(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated amortization and impairment
Balance on January 1, 2012	$(4,939)	$(982)	$—	$(33)	$(5,954)
Amortization expenses	(748)	(366)	—	(9)	(1,123)
Disposal	—	298	—	24	322
Impairment loss	—	—	—	(5)	(5)
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2012	$(5,687)	$(1,050)	$—	$(23)	$(6,760)

Cost
Balance on January 1, 2013	$10,179	$2,065	$181	$117	$12,542
Additions-acquired separately	39,075	796	—	1	39,872
Disposal	—	(225)	—	—	(225)
Effect of foreign exchange difference	—	1	—	—	1

Balance on December 31, 2013	$49,254	$2,637	$181	$118	$52,190

Accumulated amortization and impairment
Balance on January 1, 2013	$(5,687)	$(1,050)	$—	$(23)	$(6,760)
Amortization expenses	(749)	(481)	—	(8)	(1,238)
Disposal	—	225	—	—	225
Impairment loss	—	—	(18)	—	(18)
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2013	$(6,436)	$(1,306)	$(18)	$(31)	$(7,791)

Cost
Balance on January 1, 2014	$49,254	$2,637	$181	$118	$52,190
Additions-acquired separately	—	611	—	33	644
Disposal	—	(56)	—	—	(56)
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2014	$49,254	$3,192	$181	$151	$52,778

Accumulated amortization and impairment
Balance on January 1, 2014	$(6,436)	$(1,306)	$(18)	$(31)	$(7,791)
Amortization expenses	(1,668)	(543)	—	(7)	(2,218)
Disposal	—	56	—	—	56
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2014	$(8,104)	$(1,793)	$(18)	$(38)	$(9,953)

(Concluded)

For long-term business development, Chunghwa participated in mobile broadband (4G) license bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $39,075 million in November 2013.

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years.

The 3G and 4G concession fee are amortized on a straight-line basis from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fee will be fully amortized by December 2030. Goodwill is not amortized.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years.

CHPT recognized an impairment loss of $5 million on the patent for the year ended December 31, 2012.

The Company did not recognize any impairment loss on goodwill for the year ended December 31, 2012 and 2014. Goodwill amounted to $18 million arising from the business combination of a subsidiary, CHI, which is classified in other reportable segment, was fully impaired for the year ended December 31, 2013 because CHI underwent organizational downsizing. The recoverable amount of the goodwill determined on the basis of value in use was nil.

20.	OTHER ASSETS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Spare parts	$3,008	$2,977
Refundable deposits	2,210	2,739
Other financial assets	1,000	1,000
Others	2,627	2,104

	$8,845	$8,820

Current	$3,962	$3,219
Noncurrent	4,883	5,601

	$8,845	$8,820

Current
Spare parts	$3,008	$2,977
Others	954	242

	$3,962	$3,219

Noncurrent
Refundable deposits	$2,210	$2,739
Other financial assets	1,000	1,000
Others	1,673	1,862

	$4,883	$5,601

Other financial assets-noncurrent relates to the Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

21.	HEDGING DERIVATIVE LIABILITIES

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Cash flow hedge—forward exchange contracts	$—	$—

a.	Cash flow hedges

The Company’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into foreign exchange forward contracts in 2014 to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those foreign exchange forward contracts were designated as cash flow hedges. For the year ended December 31, 2014, loss arising from changes in fair value of the hedged items recognized in other comprehensive income was $0.3 million. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

The outstanding foreign exchange forward contracts at the balance sheet date were as follows:

	Currency	Maturity Period	Contract Amount (Millions)
December 31, 2014
Forward exchange contracts—buy	EUR/NT$	2015.3	EUR2/NT$	91

The Company did not have any outstanding forward exchange contracts applied to hedge accounting for the year ended December 31, 2013.

Losses arising from the hedging derivative instruments reclassified from equity to initial cost of the non-financial asset in 2014 were $18 million.

b.	Fair value hedges

The Company engages in fair vale hedge transactions to manage the foreign currency exposure of available-for-sale financial assets-foreign open-end mutual funds denominated in U.S. dollar.

There were no outstanding fair value hedge transactions as of December 31, 2013 and 2014.

22.	SHORT-TERM LOANS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Unsecured loans	$254	$564

Annual interest rates	1.18%-2.40%	1.25%-2.40%

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS-CURRENT PORTION)

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Secured loans (Note 41)	$1,700	$1,900
Less: Current portion of long-term loans	300	—

	$1,400	$1,900

The annual interest rates of loans were as follows:

	December 31
	2013	2014
Secured loans	1.15%-2.10%	1.13%-2.35%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300 million and $1,350 million were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED obtained another secured loan from Chang Hwa Bank in December 2012 for $400 million which will be due in December 2017; LED has made an early repayment of $300 million and $50 million in February 2013 and May 2013, respectively.

CHPT entered into a secured loan contract of $348 million with Bank of Taiwan in April 2014, interest will be paid monthly, amortization of principle will begin in June 2016, and the contract will expire in April 2029. By the end of 2014, the Company made early repayment of $148 million.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$15,589	$18,519

Trade notes and accounts payable were arising from operating activities, and the trading term and conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Other payables

Accrued salary and compensation	$10,336	$9,122
Payables to contractors	2,733	2,629
Accrual amounts for bonuses to employees and remuneration to directors and supervisors	980	1,680
Accrued franchise fees	2,009	1,585
Amounts collected for others	1,326	1,330
Payables to equipment suppliers	1,820	1,182
Accrued maintenance costs	991	868
Others	6,597	5,939

	$26,792	$24,335

26.	PROVISIONS

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Warranties	$201	$212
Employee benefits	47	55
Others	4	5

	$252	$272

Current	$129	$179
Noncurrent	123	93

	$252	$272

	Warranties	Employee Benefits	Others	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2012	$148	$33	$1	$182
Additional provisions recognized	166	9	2	177
Used during the period	(92)	—	—	(92)
Unused amounts reversed	(1)	—	—	(1)

Balance on December 31, 2012	$221	$42	$3	$266

(Continued)

	Warranties	Employee Benefits	Others	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2013	$221	$42	$3	$266
Additional provisions recognized	153	5	1	159
Used during the period	(173)	—	—	(173)

Balance on December 31, 2013	$201	$47	$4	$252

Balance on January 1, 2014	$201	$47	$4	$252
Additional provisions recognized	192	8	1	201
Used during the period	(174)	—	—	(174)
Unused amounts reversed	(7)	—	—	(7)

Balance on December 31, 2014	$212	$55	$5	$272

(Concluded)

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.
b.	The provision for employee benefits represents vested long-term service leave entitlements accrued.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan. Bank of Taiwan provided a performance guarantee for advance receipts from selling prepaid cards amounting to $1,058 million and $1,022 million as of December 31, 2013 and 2014, respectively.

28.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements. The amounts recognized as expenses for defined contribution plans were $311 million, $375 million and $441 million for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2014 by an independent actuary. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit Method.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2013	2014
Discount rates	2.00%	2.00%
Expected rates of salary increase	1.00%-2.75%	1.00%-2.00%

Components of defined benefit cost in respect of these defined benefit plans are as follows:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Current service cost	$2,836	$2,906	$2,920
Net interest expense	26	53	94
Loss arising from settlements	—	—	76

Components of defined benefit costs recognized in profit or loss	2,862	2,959	3,090

Remeasurement on the net defined benefit liability:
Return on plan assets	132	(226)	(52)
Actuarial gains and losses arising from changes in demographic assumptions	534	(3)	4
Actuarial gains and losses arising from changes in financial assumptions	300	(858)	(5)
Actuarial gains and losses arising from experience adjustments	573	1,704	545

Components of defined benefit costs recognized in other comprehensive income	1,539	617	492

	$4,401	$3,576	$3,582

(Continued)

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
An analysis by function
Operating cost	$1,719	$1,762	$1,849
Marketing expenses	803	858	888
General and administrative expenses	158	162	169
Research and development expenses	105	100	106

	$2,785	$2,882	$3,012

(Concluded)

The cumulative amount of actuarial gains and losses recognized in other comprehensive income as of December 31, 2012, 2013 and 2014 was $1,539 million, $2,156 million and $2,648 million, respectively.

The amount included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligation	$25,457	$27,958
Fair value of plan assets	(19,982)	(21,496)

Net liability arising from defined benefit obligation	$5,475	$6,462

Accrued pension liabilities	$5,482	$6,470
Prepaid pension cost (included in other noncurrent assets—others)	(7)	(8)

	$5,475	$6,462

Movements in the present value of the defined benefit obligation in the current year were as follows:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Balance, beginning of the year	$18,697	$22,100	$25,457
Current service cost	2,836	2,906	2,920
Interest cost	321	347	509
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in demographic assumptions	534	(3)	4
Actuarial gains and losses arising from changes in financial assumptions	300	(858)	(5)

(Continued)

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Actuarial gains and losses arising from experience adjustments	$573	$1,704	$545
Benefits paid from plan assets	(1,026)	(632)	(454)
Benefits paid directly by the Company	(135)	(107)	(101)
Settlement	—	—	(917)

Balance, end of the year	$22,100	$25,457	$27,958

(Concluded)

Movements in the fair value of the plan assets were as follows:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Balance, beginning of the year	$15,750	$17,528	$19,982
Interest income	295	294	415
Return on plan assets	(132)	226	52
Contributions from employer	2,641	2,566	2,486
Benefits paid from plan assets	(1,026)	(632)	(454)
Settlement	—	—	(985)

Balance, end of the year	$17,528	$19,982	$21,496

The major categories of plan assets and the fair value of plan assets at the end of the reporting period for each category, were as follows:

	Fair Value of Plan Assets
	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Stock and beneficiary certificates	$8,946	$10,681
Fixed income investments	6,310	6,096
Cash	4,568	4,110
Others	158	609

	$19,982	$21,496

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

If the discount rate is 0.5% higher, the defined benefit obligation would decrease by $1,061 million. If the discount rate is 0.5% lower, the defined benefit obligation would increase by $1,131 million.

If the expected salary growth increases by 0.5%, the defined benefit obligation would increase by $1,134 million. If the expected salary growth decreases by 0.5%, the defined benefit obligation would decrease by $1,129 million.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

There is no change in the methods and assumptions used in preparing the sensitivity analyses from the previous period.

The average duration of the benefit obligation at December 31, 2014 is from 8 to 14 years.

The Company’s maturity analysis of the benefit payments was as follows:

Year	Amount
NT$
(In Millions)
2015	$1,395
2016	2,366
2017	3,751
2018	5,145
2019 and thereafter	36,388

The Company expects to make a contribution of $2,508 million to the defined benefit plans in the next twelve months starting from December 31, 2014.

29.	EQUITY

a.	Share capital

1)	Common stock

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000

Authorized shares	$120,000	$120,000

Number of shares issued and outstanding	7,757	7,757

Issued and outstanding shares	$77,574	$77,574

The issued common stock of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,110 million shares of common stock of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 111 million units (one ADS represents ten shares of common stock) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,351 million common shares in the form of ADS amounting to 135 million units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505 million and 59 million common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56 million units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,025 million common shares in the form of ADS amounting to 302 million units. As of December 31, 2014, there were 25 million ADSs outstanding, which represent 247 million common shares, representing 3.18% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Addition paid-in capital

The adjustment of additional paid-in capital for the years ended December 31, 2013 and 2014 were as follows:

	Share Premium	Movements of Paid-in Capital Arising from Changes in Equities of Subsidiaries	Share-based Payment Transactions	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2012	$148,211	$—	$—	$13	$20,648	$168,872
Exercise of employee stock option of a subsidiary	—	—	5	—	—	5

Balance on December 31, 2012	$148,211	$—	$5	$13	$20,648	$168,877

Balance on January 1, 2013	$148,211	$—	$5	$13	$20,648	$168,877
Cash distributed from additional paid-in capital	(5,589)	—	—	—	—	(5,589)
Exercise of employee stock option of subsidiaries	—	—	6	—	—	6
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—

Balance on December 31, 2013	$142,622	$—	$11	$13	$20,648	$163,294

Balance on January 1, 2014	$142,622	$—	$11	$13	$20,648	$163,294
Cash distributed from additional paid-in capital	(16,577)	—	—	—	—	(16,577)
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	3	—	—	—	3
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—

Balance on December 31, 2014	$126,045	$3	$11	$13	$20,648	$146,720

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

For the years ended December 31, 2012, 2013 and 2014, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

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

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company. Starting from 2015, the allowed tax credit is adjusted to 50% of the income tax paid in the ROC by the Company for ROC resident shareholders.

The appropriations and distributions of the 2012 and 2013 earnings of Chunghwa have been approved by the stockholders on June 25, 2013 and June 24, 2014 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2012	For Fiscal Year 2013	For Fiscal Year 2012	For Fiscal Year 2013
	NT$	NT$	NT$	NT$
	(In Millions)
Legal reserve	$3,990	$2,074
Special reserve	—	144
Cash dividends	35,913	18,526	$4.63	$2.39

The stockholders of Chunghwa resolved to distribute cash $0.72 per share and the total amount of $5,589 million from additional paid-in capital on June 25, 2013. Such amount was subsequently paid in August 2013.

The stockholders of Chunghwa resolved to distribute cash $2.14 per share and the total amount of $16,577 million from additional paid-in capital on June 24, 2014. Such amount was subsequently paid in August 2014.

The bonuses to the employees and remuneration to the directors and supervisors of the 2012 and 2013 approved by the board of directors and the stockholders on June 25, 2013 and June 24, 2014 were as follows:

	2012	2013
	Cash Bonus	Cash Bonus
	NT$	NT$
	(In Millions)
Bonus distributed to the employees	$1,533	$759
Remuneration paid to the directors and supervisors	37	19

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors on June 25, 2013 and June 24, 2014.

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

The appropriations of earnings for 2014 had been approved by Chunghwa’s board of directors on February 13, 2015. The appropriations and dividends per share were as follows:

	For Fiscal Year 2014
	Appropriation of Earnings	Dividends Per Share
	NT$	NT$
	(In Millions)
Legal reserve	$681
Reversal of special reserve	(144)
Cash dividends	37,673	$4.86

The appropriations of earnings, the bonus to employees, and the remuneration to directors and supervisors for 2014 are subject to the resolution of the shareholders’ meeting to be held on June 26, 2015.

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

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$68	$258	$(150)
Unrealized gain (loss) on available-for-sale financial assets	192	(560)	926
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	—	(6)	3
Amount reclassified from equity to profit or loss on disposal	(26)	158	(39)
Amount reclassified from equity to impairment loss	24	—	—

Ending balance	$258	$(150)	$740

Unrealized gain (loss) on available-for-sale financial assets were accumulated gains and losses on the available-for-sale financial assets measured at fair value, which were recognized in other comprehensive income and were included in the calculation of the related disposal gain and loss or impairment loss of such financial assets upon reclassified to profits or losses.

e.	Noncontrolling interests

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
		(In Millions)
Beginning balance	$4,181	$4,336	$4,846
Attributable to noncontrolling interests
Cash dividends paid by subsidiaries to noncontrolling interests	(893)	(811)	(797)
Net income of current period	1,125	1,124	597
Actuarial gains (loss) on the defined benefit plans	(20)	3	(3)
Income tax related to actuarial gains and losses	2	(1)	1
Exchange differences arising from the translation of the net investment in foreign operations	(7)	27	24
Share of exchange differences arising from the translation of the net investment in foreign operations of associates	(1)	3	5
Unrealized gain (loss) on available-for-sale financial assets	2	11	(9)
Income tax relating to unrealized loss on available-for-sale financial assets	—	(1)	—
Exercise of employee stock option of subsidiaries	38	44	—
Compensation cost of employee stock options of a subsidiary	—	70	93

(Continued)

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
		(In Millions)
Employee stock bonus issued by a subsidiary	$—	$2	$5
Increase (decrease) in noncontrolling interests	(91)	39	162

Ending balance	$4,336	$4,846	$4,924

(Concluded)

30.	REVENUE

The main source of revenue of the Company includes various telecommunications services in various different streams, and the related information were as discussed in Note 43.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Other income and expenses

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Gain (loss) on disposal of property, plant and equipment, net	$(2)	$85	$26
Gain on disposal of investment properties	—	—	605
Impairment loss on property, plant and equipment	(301)	(254)	—
Reversal gain (impairment loss) on investment properties	(1,261)	246	—
Impairment loss on intangible assets	(5)	(18)	—

	$(1,569)	$59	$631

b.	Other income

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Income from Piping Fund	$—	$—	$200
Dividends income	21	79	78
Rental income	43	43	45
Others	377	234	264

	$441	$356	$587

c.	Other gains and losses

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Net foreign currency exchange gains (losses)	$34	$(100)	$201
Gain on disposal of financial instruments, net	113	76	46
Gain (loss) on disposal of investments accounted for using equity method	—	13	(7)
Valuation gain (loss) on financial instruments at fair value through profit or loss, net	(1)	(1)	1
Loss arising on derivatives as designated hedging instruments in fair value hedges, net	—	(93)	—
Gain arising on adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship, net	—	93	—
Impairment losses on available-for-sale financial assets	(203)	(66)	(23)
Others	(82)	(46)	(94)

	$(139)	$(124)	$124

d.	Impairment loss (reversal gain) on financial instruments

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Notes and accounts receivable	$(1,473)	$239	$292

Other receivables	$22	$14	$34

Available-for-sale financial assets	$203	$66	$23

e.	Impairment loss (reversal gain) on non-financial assets

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Inventories	$113	$203	$288

Property, plant and equipment	$301	$254	$—

Investment properties	$1,261	$(246)	$—

Intangible assets	$5	$18	$—

f.	Depreciation and amortization expenses

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$31,021	$30,937	$31,880
Investment properties	16	17	16
Intangible assets	1,123	1,238	2,218

Total depreciation and amortization expenses	$32,160	$32,192	$34,114

Depreciation expenses summarized by functions
Operating costs	$29,089	$28,813	$29,682
Operating expenses	1,948	2,141	2,214

	$31,037	$30,954	$31,896

Amortization expenses summarized by functions
Operating costs	$865	$987	$1,915
Operating expenses	258	251	303

	$1,123	$1,238	$2,218

g.	Employee benefit expenses

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$311	$375	$441
Defined benefit plans	2,785	2,882	3,012

	3,096	3,257	3,453

Share-based payment
Equity-settled share-based payment	—	70	93

Other employee benefit
Salaries	$24,333	$24,942	$24,857
Insurance	2,288	2,450	2,565
Other	14,679	14,411	15,659

	41,300	41,803	43,081

Total employee benefit expenses	$44,396	$45,130	$46,627

Summary by functions
Operating costs	$24,928	$25,038	$26,362
Operating expenses	19,468	20,092	20,265

	$44,396	$45,130	$46,627

As of December 31, 2013 and 2014, the Company had 32,187 and 32,596 employees, respectively.

h.	Components of others comprehensive income—unrealized gain (loss)

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Unrealized gain (loss) on available-for-sale financial assets arising during the year	$209	$(548)	$925
Reclassification adjustments
Upon disposal	(44)	156	(47)
Upon impairment	27	—	—

	$192	$(392)	$878

Cash flow hedges
Losses arising during the year	$—	$—	$(18)
Adjusted against the carrying amount of hedged items	—	—	18

	$—	$—	$—

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the current period	$7,960	$8,138	$7,516
Income tax expense (benefit) of unappropriated earnings	(676)	(1,704)	1,626
Income tax adjustments on prior years	32	124	4
Others	24	21	41

	7,340	6,579	9,187

Deferred tax
Deferred tax expense recognized for the current period	(4)	(101)	(202)

Income tax recognized in profit or loss	$7,336	$6,478	$8,985

A reconciliation of income tax expense calculated at the statutory rate and income tax expense was as follows:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$49,953	$49,096	$46,552

Income tax expense calculated at the statutory rate (17%)	8,492	8,346	7,914
Nondeductible expenses in determining taxable income	221	(2)	47
Imputed income on tax	2	2	1
Unrecognized deductible temporary difference	(177)	67	(66)
Unrecognized loss carryforwards	107	129	161
Tax-exempt income	(321)	(265)	(399)
Income tax expense (benefit) of unappropriated earnings	(676)	(1,704)	1,626
Investment credits	(400)	(233)	(314)
Effect of different tax rates of group entities operating in other jurisdictions	(1)	(10)	(25)
Income tax adjustments on prior years	32	124	4
Others	57	24	36

Income tax expense recognized in profit or loss	$7,336	$6,478	$8,985

The applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Law of the Republic of China, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Deferred tax benefit

In respect of the current year:
Unrealized (gain) loss on available-for-sale financial assets	$—	$6	$(3)
Actuarial gains and losses on defined benefit plan	(265)	(105)	(84)

Income tax recognized in other comprehensive incomes	$(265)	$(99)	$(87)

c.	Current tax assets and liabilities

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets-others)	$1	$333

Current tax liabilities
Income tax payable	$6,171	$6,982

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and deferred income tax liabilities were as follows:

For the year ended December 31, 2012

Deferred Income Tax Assets	January 1, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2012
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$495	$13	$265	$773
Share of the profit of associates and joint venture accounted for using equity method	41	48	—	89
Deferred revenue	334	(102)	—	232
Valuation loss on inventory	62	(18)	—	44
Impairment loss on property, plant and equipment	12	47	—	59
Accrued award credits liabilities	14	(2)	—	12
Estimated warranty liabilities	8	18	—	26
Unrealized foreign exchange loss (gain), net	—	19	—	19
Others	13	4	—	17

	979	27	265	1,271
Loss carryforwards	74	(42)	—	32
Investment credits	3	—	—	3

	$1,056	$(15)	$265	$1,306

Deferred Income Tax Liabilities	January 1, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2012
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Land value incremental tax	$(95)	$—	$—	$(95)
Unrealized foreign exchange loss (gain), net	(13)	13	—	—
Others	(3)	—	—	(3)

	$(111)	$13	$—	$(98)

For the year ended December 31, 2013

Deferred Income Tax Assets	December 31, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$773	$50	$105	$928
Share of the profit of associates and joint venture accounted for using equity method	89	86	—	175
Deferred revenue	232	(45)	—	187
Allowance for doubtful receivables	2	—	—	2
Valuation loss on inventory	44	12	—	56
Impairment loss on property, plant and equipment	59	—	—	59
Accrued award credits liabilities	12	9	—	21
Estimated warranty liabilities	26	(2)	—	24
Unrealized foreign exchange loss (gain), net	19	(8)	—	11
Others	15	1	—	16

	1,271	103	105	1,479
Loss carryforwards	32	(5)	—	27
Investment credits	3	(3)	—	—

	$1,306	$95	$105	$1,506

Deferred Income Tax Liabilities	December 31, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Land value incremental tax	$(95)	$—	$—	$(95)
Valuation gain on financial instruments, net	—	—	(6)	(6)
Others	(3)	3	—	—

	$(98)	$3	$(6)	$(101)

For the year ended December 31, 2014

Deferred Income Tax Assets	December 31, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$928	$84	$84	$1,096
Share of the profit of associates and joint venture accounted for using equity method	175	102	—	277
Deferred revenue	187	(31)	—	156
Allowance for doubtful receivables	2	112	—	114
Valuation loss on inventory	56	(15)	—	41
Impairment loss on property, plant and equipment	59	(27)	—	32
Accrued award credits liabilities	21	7	—	28
Estimated warranty liabilities	24	(5)	—	19
Unrealized foreign exchange loss (gain), net	11	(11)	—	—
Others	16	18	—	34

	1,479	234	84	1,797
Loss carryforwards	27	2	—	29

	$1,506	$236	$84	$1,826

Deferred Income Tax Liabilities	December 31, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Land value incremental tax	$(95)	$—	$—	$(95)
Unrealized foreign exchange gain, net	—	(29)	—	(29)
Valuation loss (gain) on financial instruments, net	(6)	—	3	(3)
Others	—	(5)	—	(5)

	$(101)	$(34)	$3	$(132)

e.	Items for which no deferred income tax assets have not been recognized

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2016	$38	$38
Expire in 2017	65	65
Expire in 2018	130	130
Expire in 2019	—	164
Expire in 2020	—	—
Expire in 2021	—	—
Expire in 2022	4	1
Expire in 2023	—	—
Expire in 2024	—	—

	$237	$398

Deductible temporary differences	$67	$1

f.	Information about unused loss carryforwards

As of December 31, 2014, unused loss carryforwards was comprised of:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$ 38	2016
65	2017
130	2018
170	2019
8	2020
10	2021
1	2022
2	2023
3	2024

$427

g.	The related information under the Integrated Income Tax System is as follows:

Imputation credit account

All Chunghwa’s earnings generated prior to June 30, 1988 have been appropriated.

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Balance of Imputation Credit Account (“ICA”)	$4,102	$7,845

The creditable ratio for distribution of earnings of 2013 and 2014 was 20.48% and 20.48% (expected ratio), respectively.

When Chunghwa appropriated the earnings generated in and after 1998, the imputation credit allocated to local shareholders’ was based on the creditable rate as of the date of the dividends distribution date. The actual imputation credits allocated to shareholders of the Chunghwa was based on the balance of the Imputation Credit Accounts (ICA) as of the date of dividend distribution. Therefore, the expected creditable ratio for the 2014 earnings may differ from the actual creditable ratio to be used in allocating imputation credits to the shareholders.

h.	Income tax examinations

Chunghwa and the following subsidiaries income tax returns have been examined by the tax authorities through 2012: SENAO, CHPT, CHI, CHYP, CHIEF, SFD, CHSI, LED, SHE, YYRP and CEI. CHST, Unigate and HHR’s income tax returns have been examined by the tax authorities through 2013.

33.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$41,492	$41,494	$36,970
Assumed conversion of all dilutive potential common stock
Employee stock options and bonus of subsidiaries	(4)	(3)	—

Net income used to compute the diluted earnings per share	$41,488	$41,491	$36,970

Weighted Average Number of Common Stock

(Millions Shares)

	Year Ended December 31
	2012	2013	2014
Weighted average number of common stock used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stock
Employee bonus	20	12	13

Weighted average number of common stock used to compute the diluted earnings per share	7,777	7,769	7,770

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

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
		(In Thousands)	NT$
2005.09.30	2006.05.05	10,000	$12.10 (Original price $16.90)
2007.10.16	2007.10.31	6,181	$42.60 (Original price $44.20)
2012.05.28	2013.05.07	10,000	$84.30 (Original price $93.00)

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

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $70 million and $93 million for the years ended December 31, 2013 and 2014, respectively.

SENAO modified the plan terms of the outstanding stock options in July 2014 and June 2013 for 2013 Plan, the exercise price changed from $89.40 to $84.30 per share and $93.00 to $89.40 per share, respectively. The modification did not cause any incremental fair value.

Information about SENAO’s outstanding stock options for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Year Ended December 31, 2012
	Granted on May 5, 2006		Granted on October 31, 2007
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	280	$12.10	1,998	$42.60
Options exercised	(275)	12.10	(947)	42.60
Options forfeited	(5)	—	—	—

Options outstanding at end of the year	—	—	1,051	42.60

Options exercisable at end of the year	—	—	1,051	42.60

	Year Ended December 31, 2013
	Granted on October 31, 2007		Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	1,051	$42.60	—	$—
Options granted	—	—	10,000	93.00
Options exercised	(980)	42.60	—	—
Options forfeited	(71)	—	(128)	—

Options outstanding at end of the year	—	—	9,872	89.40

Options exercisable at end of the year	—	—	—	—

	Year Ended December 31, 2014
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	9,872	$89.40
Options forfeited	(845)	—

Options outstanding at end of the year	9,027	84.30

Options exercisable at end of the year	—	—

As of December 31, 2013 information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$89.40	9,872	5.35	$89.40	—	$ —

As of December 31, 2014 information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$84.30	9,027	4.35	$84.30	—	$ —

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions were as follows:

Stock Options Granted on May 7, 2013
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions SENAO used and the fair value of the options would have been as follows:

	Stock Options Granted on October 31, 2007	Stock Options Granted on May 5, 2006
Dividends yield	1.49%	—
Risk-free interest rate	2.00%	1.75%
Expected life	4.375 years	4.375 years
Expected volatility	39.82%	39.63%
Weighted-average fair value of grants (NT$)	$13.69	$5.88

b.	CHPT share-based compensation plan

CHPT granted 1,000 stock options to its qualified employees in December 2008. Under the CHPT option plan, each stock option entitles the holder to subscribe one thousand common shares at $12.60 per share. The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of the option will vest two and three years after the grant date, respectively, and the remaining 40% will vest four years after the grant date. There is an exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

For the years ended December 31, 2012 and 2013 information about CHPT’s outstanding stock options was as follows:

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

The share registration of 810 thousand employee stock options exercised in 2013 has been completed. 110 thousand of unexercised employee stock options were expired in December 2013. As of December 31, 2013 and 2014, CHPT has no outstanding employee stock options.

CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions and the fair value of the options of CHPT would have been as follows:

Stock Options Granted on December 31, 2008
Dividends yield	—
Risk free interest rate	2.00%
Expected life	3.1 years
Expected volatility	20%
Weighted-average fair value of grants	$3.80

35.	NON-CASH TRANSACTIONS

For the years ended December 31, 2012, 2013 and 2014, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Increase in property, plant and equipment	$33,721	$36,727	$32,084
Other payables	(441)	(345)	475

	$33,280	$36,382	$32,559

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Leasing arrangements

Except for the ST-2 satellite referred in Note 40 to the consolidated financial statement, the Company entered into several lease agreements with third parties for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Within one year	$3,061	$3,050
Longer than one year but within five years	6,389	5,808
Longer than five years	1,720	1,514

	$11,170	$10,372

b.	The Company as lessor

The Company leased out some land and buildings to third parties. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Within one year	$445	$411
Longer than one year but within five years	659	525
Longer than five years	165	395

	$1,269	$1,331

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

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

38.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Financial assets

Measured at FVTPL
Held for trading	$—	$1
Held-to-maturity financial assets	11,766	7,485
Loans and receivables (Note a)	45,401	56,933
Available-for-sale financial assets	5,494	6,281

Financial Liabilities

Measured at FVTPL
Held for trading	—	—
Hedging derivative financial liabilities	—	—
Measured at amortized cost (Note b)	38,411	39,683

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other assets) which were loans and receivables. Please refer to Notes 7, 11, 14, 20 and 40.
Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, certain other payables, customer’s deposits and long-term loans which were financial liabilities carried at amortized cost. Please refer to Notes 22, 23, 24, 25 and 40.

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

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates, interest rates and the prices in equity investments. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Assets
USD	$4,234	$5,308
EUR	5	16
SGD	142	77
RMB	147	112
Liabilities
USD	3,612	5,366
EUR	1,298	767
SGD	1	2

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Assets
USD	$—	$1
Liabilities
USD	—	—
EUR	—	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward foreign exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$35	$31	$(3)
EUR	(65)	(65)	(38)
SGD	(1)	7	4
RMB	—	7	6
Derivatives (b)
USD	104	5	11
Equity
Derivatives (c)
EUR	—	—	(5)

a)	This is mainly attributable to the exposure on the outstanding foreign currency denominated receivables and payables in the Company at the end of the reporting period.
b)	This is mainly attributable to the forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currency, there would be a comparable impact on the pre-tax profit or equity, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities at the end of the reporting period are as follows:

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$5,682	$21,271
Financial liabilities	224	564
Cash flow interest rate risk
Financial assets	10,609	4,625
Financial liabilities	1,730	1,900

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax profit would increase/decrease by $22 million and $6 million for the years ended December 31, 2013 and 2014, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loans.

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

If equity prices had been 5% higher/lower:

Other comprehensive income would increase/decrease by $270 million, $153 million and $196 million as a result of the changes in fair value of available-for-sale financial assets for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The Company has implemented ongoing measures which have improved the collectability of our accounts receivable. These ongoing procedures include enhanced credit assessments, strengthened overall risk management and improvements in bill collection practices. As a result, the exposure to uncollected receivables has been reduced.

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

The following table details the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables refer to principal only and had been drawn up based on the undiscounted cash flows of financial liabilities from the earliest date on which the Company can be required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Year	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$41,958	$—	$980	$4,835	$—	$47,773
Floating interest rate instruments	1.18%	—	20	310	1,400	—	1,730
Fixed interest rate instruments	1.53%	175	35	14	—	—	224

		$42,133	$55	$1,304	$6,235	$—	$49,727

December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	—	$41,582	$—	$1,680	$4,759	$—	$48,021
Floating interest rate instruments	1.22%	—	—	—	1,755	145	1,900
Fixed interest rate instruments	1.37%	—	500	64	—	—	564

		$41,582	$500	$1,744	$6,514	$145	$50,485

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2013

Gross settled

Forward exchange contracts
Inflow	$90	$—	$—	$—	$90
Outflow	90	—	—	—	90

	$—	$—	$—	$—	$—

December 31, 2014

Gross settled

Forward exchange contracts
Inflow	$220	$90	$—	$—	$310
Outflow	219	90	—	—	309

	$1	$—	$—	$—	$1

2)	Financing facilities

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Unsecured bank loan facility
Amount used	$254	$564
Amount unused	8,475	35,315

	$8,729	$35,879

Secured bank loan facility
Amount used	$1,700	$1,900
Amount unused	600	818

	$2,300	$2,718

39.	FAIR VALUE INFORMATION

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

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and are unobservable.

Assets and Liabilities Measured at Fair Value on A Recurring Basis

The following table presents our assets and liabilities measured at fair value on a recurring basis:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets at FVTPL
Derivative financial assets
Forward exchange	$—	$—	$—	$—

Available-for-sale financial assets
Domestic securities
Equity investments	$3,046	$—	$—	$3,046
Foreign securities
Equity investments	24	—	—	24

	$3,070	$—	$—	$3,070

Financial liabilities at FVTPL
Derivative financial assets
Forward exchange	$—	$—	$—	$—

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets at FVTPL
Derivative financial assets
Forward exchange	$—	$1	$—	$1

Available-for-sale financial assets
Domestic securities
Equity investments	$3,914	$—	$—	$3,914

Hedging derivative liabilities
Derivative financial liabilities	$—	$—	$—	$—

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$—	$—	$—

For assets and liabilities held as of December 31, 2013 and 2014 that are measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

There were no Level 3 investments measured at fair value on a recurring basis.

For derivative financial assets forward exchange contracts, fair values are estimated using discounted cash flow model. The model uses market-based observable inputs including foreign exchange rates, and forward and spot prices for currencies to project fair value.

Available-for-sale financial assets include domestic and foreign listed stocks that are actively traded or have quoted prices.

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

	For the Year Ended December 31, 2012
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)
Available-for-sale financial assets
Domestic stocks
Equity investments	$—	$—	$103	$176

	For the Year Ended December 31, 2013
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)
Available-for-sale financial assets
Domestic stocks	$—	$—	$20	$66

	For the Year Ended December 31, 2014
	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$
	(In Millions)
Available-for-sale financial assets
Domestic stocks	$—	$—	$20	$23

The AFS financial assets consisted of non-listed stocks. The table below presents the valuation methodology and unobservable inputs for Level 3 assets measured at fair value on nonrecurring basis during the years ended December 31, 2012, 2013 and 2014:

	For the Year Ended December 31, 2012
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	NT$
	(In Millions)
Assets
AFS financial assets	$103	Discounted cash flow	Return on investment	7%

			Industrial risk	1%-3%
			Enterprise risk	1%-3%
			Sustainable growth rate	2%

	For the Year Ended December 31, 2013
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	NT$
	(In Millions)
Assets
AFS financial assets	$20	Discounted cash flow	Return on investment	7%
			Industrial risk	3%
			Enterprise risk	2%-2.5%
			Sustainable growth rate	2%

	For the Year Ended December 31, 2014
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	NT$
	(In Millions)
Assets
AFS financial assets	$ 2	Discounted cash flow	Return on investment	7%
			Industrial risk	2%
			Enterprise risk	1%
			Sustainable growth rate	(10%)
	$18	Market approach	80% of price to book ratio from listed companies in the same industry	1.12%
			80% of price to earnings ratio from listed companies in the same industry	2.93%
			Adjustment factor	20%

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

The Company evaluated its unlisted stocks for impairment by using valuation models based on discounted future cash flows because there were no quoted fair value for such investments. Pursuant to the established policies, the Company employed an internal valuation model in 2012, 2013 and 2014 to determine the fair value of unlisted AFS financial assets using the discounted cash flow approach based on management’s projections. Variables utilized in discounted cash flow approach require the use of unobservable inputs (Level 3), including return on investment, industrial risk, enterprise risk and sustainable growth rate. Changes in management estimates to the unobservable inputs in the valuation models would significantly change the fair value of the above investee. The return on investment is the assumption that most significantly affects the fair value determination. In 2014, the Company also determined the fair value of unlisted AFS financial assets using market approach based on management’s projections. Variables utilized in market approach require the use of unobservable inputs (Level 3), including 80% of price to book ratio from listed companies in the same industry, 80% of price to earnings ratio from listed companies in the same industry and adjustment factor. AFS financial assets held with a carrying amount of NT$279 million were written down to their fair value of NT$103 million, resulting in an impairment charge of NT$176 million, which was included in earnings for the year ended December 31, 2012. AFS financial assets held with a carrying amount of NT$86 million were written down to their fair value of NT$20 million, resulting in an impairment charge of NT$66 million, which was included in earnings for the year ended December 31, 2013. AFS financial assets held with a carrying amount of NT$43 million were written down to their fair value of NT$20 million, resulting in an impairment charge of NT$23 million, which was included in earnings for the year ended December 31, 2014.

Assets and Liabilities Not Measured at Fair Value But for Which Fair Value Is Disclosed

Except for the following table, the management considered that the carrying amounts of financial instruments approximate fair values or fair values of those instruments cannot be reliably measured.

	December 31, 2013
	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Level 3
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets
Held-to-maturity investments
Corporate bonds	$10,513	$—	$10,552	$—
Bank debentures	1,253	—	1,256	—

	$11,766	$—	$11,808	$—

	December 31, 2014
	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Level 3
	NT$	NT$	NT$	NT$
	(In Millions)
Financial assets
Held-to-maturity investments
Corporate bonds	$6,534	$—	$6,564	$—
Bank debentures	951	—	952	—

	$7,485	$—	$7,516	$—

Methods and assumptions used in the estimation of fair values of financial instruments:

a.	The carrying amounts of cash and cash equivalents, other current monetary assets, short-term loans and current portion of long-term loans approximate fair value due to the short period of time to maturity.

b.	Held-to-maturity investments were corporate bonds and bank debentures valued using discounted cash flow model with market-based observable inputs including duration, yield rate and credit rating.

40.	RELATED PARTIES TRANSACTIONS

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

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Co., Ltd.	Associate
Skysoft Co., Ltd.	Associate
KingWaytek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate
Xiamen Sertec Business Technology Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
United Daily News Co., Ltd.	Investor of significant influence over SFD
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family

b.	Term of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Associates	$416	$367	$329

Joint ventures	$4	$4	$7

Others	$4	$69	$97

	Purchases
	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Associates	$1,471	$1,486	$1,663

Joint ventures	$—	$1	$34

Others	$65	$74	$69

2)	Non-operating transactions

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Associates	$32	$33	$34

Others	$—	$—	$—

3)	Receivables

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Associates	$60	$62
Joint ventures	—	—
Others	9	19

	$69	$81

4)	Payables

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Associates	$549	$402
Others	8	6

	$557	$408

5)	Customers’ deposits

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Associates	$1	$9
Others	—	—

	$1	$9

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Associates	$747	$1,270	$521

The above amount is mainly attributable to telecommunications equipment bought from TISE.

7)	Prepayments

Chunghwa entered into a contract with STS on March 12, 2010 to lease capacity on the ST-2 satellite. This lease is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SG$261 million), including a prepayment of $3,068 million, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2014 was $416 million, which consisted of an offsetting credit of the prepayment of $199 million and an additional accrual of $217 million. The prepayment was $2,368 million (classified as prepaid rents-current $205 million, and prepaid rents-noncurrent $2,163 million, respectively) as of December 31, 2014.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the years ended December 31, 2012, 2013 and 2014 was as follows:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Short-term benefits	$277	$257	$222
Share-based payment	—	6	10
Post-employment benefits	9	10	8

	$286	$273	$240

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits.

	December 31
	2013	2014
	NT$	NT$
	(In Millions)
Property, plant and equipment, net	$2,668	$3,079
Land held under development (included in inventories)	1,999	1,999
Restricted assets (included in other noncurrent assets—others)	10	1

	$4,677	$5,079

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $2,184 million as of December 31, 2014.

b.	Acquisitions of telecommunications equipment of $16,616 million as of December 31, 2014.

c.	A commitment to contribute $2,000 million to a Piping Fund administered by the Taipei City Government, of which $1,000 million was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000 million upon notification from the Taipei City Government.

43.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-Telecom services and the corporate related items not allocated to reportable segments.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

a.	Segment information

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2012
Revenue
From external customers	$76,133	$100,794	$24,766	$15,319	$4,408	$221,420
Intersegment revenues	16,991	6,581	2,877	2,231	1,035	29,715

Segment revenues	$93,124	$107,375	$27,643	$17,550	$5,443	251,135

Intersegment elimination						(29,715)

Consolidated revenues						$221,420

Segment income before income tax	$15,675	$25,827	$8,579	$1,316	$(1,444)	$49,953

Year ended December 31, 2013
Revenue
From external customers	$73,502	$110,590	$25,447	$15,750	$2,692	$227,981
Intersegment revenues	18,447	5,702	4,354	2,107	1,232	31,842

Segment revenues	$91,949	$116,292	$29,801	$17,857	$3,924	259,823

Intersegment elimination						(31,842)

Consolidated revenues						$227,981

Segment income before income tax	$17,339	$23,676	$9,432	$892	$(2,243)	$49,096

Year ended December 31, 2014
Revenue
From external customers	$72,062	$110,665	$25,997	$15,314	$2,571	$226,609
Intersegment revenues	19,728	5,324	4,705	2,256	2,422	34,435

Segment revenues	$91,790	$115,989	$30,702	$17,570	$4,993	261,044

Intersegment elimination						(34,435)

Consolidated revenues						$226,609

Segment income before income tax	$19,535	$19,322	$9,547	$191	$(2,043)	$46,552

b.	Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as following:

For the year ended December 31, 2012

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint venture accounted for using equity method	$—	$—	$—	$—	$520	$520

Interest income	$6	$12	$2	$4	$718	$742

Interest expense	$—	$—	$2	$—	$20	$22

Operating costs and expenses	$69,327	$71,092	$10,280	$13,352	$7,389	$171,440

Depreciation and amortization	$19,230	$8,478	$2,685	$1,434	$333	$32,160

Capital expenditure	$19,551	$7,232	$3,441	$2,379	$677	$33,280

For the year ended December 31, 2013

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint venture accounted for using equity method	$—	$—	$—	$—	$666	$666

Interest income	$12	$9	$6	$2	$534	$563

Interest expense	$1	$9	$1	$—	$25	$36

Operating costs and expenses	$68,740	$79,074	$11,577	$14,333	$6,645	$180,369

Depreciation and amortization	$19,005	$8,147	$3,122	$1,549	$369	$32,192

Capital expenditure	$20,362	$9,245	$4,621	$1,559	$595	$36,382

For the year ended December 31, 2014

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint venture accounted for using equity method	$—	$—	$—	$—	$802	$802

Interest income	$24	$12	$10	$2	$240	$288

Interest expense	$—	$13	$1	$—	$32	$46

Operating costs and expenses	$66,465	$81,400	$11,975	$14,500	$8,103	$182,443

Depreciation and amortization	$18,540	$9,909	$3,422	$1,819	$424	$34,114

Capital expenditure	$16,165	$9,619	$4,425	$1,458	$892	$32,559

c.	Main products and service revenues from external customer information

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Mobile services revenue	$72,540	$76,709	$77,469
Local telephone and domestic long distance telephone services revenue	44,629	41,278	38,905
Sales of product	27,649	33,103	34,795
Broadband access and domestic leased line services revenue	24,606	24,183	23,681
Internet services revenue	16,938	17,191	17,241
International network and leased telephone services revenue	12,749	12,675	11,951
Others	22,309	22,842	22,567

	$221,420	$227,981	$226,609

d.	Geographic information

The users of the Company’s services are mainly from Taiwan, R.O.C. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2012	2013	2014
	NT$	NT$	NT$
	(In Millions)
Taiwan, R.O.C.	$213,837	$217,986	$216,173
Overseas	7,583	9,995	10,436

	$221,420	$227,981	$226,609

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan and except for $3,310 million and $4,087 million as of December 31, 2013 and 2014, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, R.O.C.

e.	Major customers

For the years ended December 31, 2012, 2013 and 2014, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenue.