Form 20-F
period 2015-12-31
CHUNGHWA TELECOM CO LTD
filed 2016-04-27
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S -T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FISCAL YEAR ENDED DECEMBER 31, 2015

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

The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2013, 2014 and 2015, and the selected consolidated balance sheets data as of December 31, 2014 and 2015 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected consolidated statements of comprehensive income data and consolidated cash flows data for the year ended December 31, 2012, and the selected consolidated balance sheet data as of December 31, 2012 and 2013 set forth below are derived from our audited consolidated financial statements, which are not included this annual report. The consolidated financial statements have been prepared and presented in accordance with IFRSs. In addition, financial data as of and for the year ended December 31, 2011 derived from our consolidated financial statements prepared in accordance with ROC GAAP are not set forth below.

	Year Ended December 31
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues	221.4	228.0	226.6	231.8	7.1
Operating costs	(141.5)	(147.3)	(148.4)	(148.1)	(4.5)

Gross profit	79.9	80.7	78.2	83.7	2.6
Operating expenses	(29.9)	(33.1)	(34.0)	(33.2)	(1.0)
Other income and expenses	(1.6)	0.1	0.6	(0.1)	—

Income from operations	48.4	47.7	44.8	50.4	1.6
Non-operating income and expenses(1)	1.6	1.4	1.8	1.6	—

Income before income tax	50.0	49.1	46.6	52.0	1.6
Income tax expense	(7.4)	(6.5)	(9.0)	(9.1)	(0.3)

Consolidated net income	42.6	42.6	37.6	42.9	1.3

Attributable to:
Stockholders of the parent	41.5	41.5	37.0	42.1	1.3
Noncontrolling interests	1.1	1.1	0.6	0.8	—

	42.6	42.6	37.6	42.9	1.3

Earnings per share:
Basic	5.35	5.35	4.77	5.42	0.17
Diluted	5.33	5.34	4.76	5.41	0.17
Earnings per ADS equivalent:
Basic	53.49	53.49	47.66	54.19	1.65
Diluted	53.34	53.40	47.58	54.06	1.65

	As of December 31
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share and per ADS data)
Consolidated Balance Sheets Data:
Working capital	40.2	(0.3)	6.9	13.3	0.4
Long-term investments	19.7	15.3	13.1	10.5	0.3
Property, plant and equipment	297.3	302.7	302.7	296.4	9.0
Investment properties	7.8	8.0	7.6	7.9	0.2
Intangible assets	5.8	44.4	42.8	50.4	1.5
Total assets	440.0	441.0	446.5	452.8	13.8
Short-term loans	0.1	0.3	0.6	0.1	—
Current portion of long-term loans	—	0.3	—	—	—
Long-term loans(2)	2.1	1.4	1.9	1.7	0.1
Customers’ deposits	4.9	4.8	4.8	4.7	0.1
Net defined benefit liabilities	4.6	5.5	6.5	7.1	0.2
Deferred revenue	3.8	3.7	3.4	3.6	0.1
Total liabilities	76.6	77.8	80.8	83.4	2.5
Capital stock	77.6	77.6	77.6	77.6	2.4
Equity attributable to stockholders of the parent	359.1	358.3	360.8	364.3	11.1
Noncontrolling interests	4.3	4.9	4.9	5.1	0.2

	Year Ended December 31
	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share)
Consolidated Cash Flows Data:
Net cash provided by operating activities	65.6	75.3	71.4	76.3	2.3
Net cash used in investing activities	(18.6)	(49.1)	(27.3)	(30.4)	(0.9)
Net cash used in financing activities	(42.5)	(42.5)	(35.1)	(39.2)	(1.2)
Net increase (decrease) in cash and cash equivalents	4.5	(16.3)	9.0	6.7	0.2

Other Financial Data:
Gross margin(3)	36%	35%	35%	36%	36%
Operating margin(4)	22%	21%	20%	22%	22%
Net margin(5)	19%	18%	16%	18%	18%
Capital expenditures	33.3	36.4	32.6	25.1	0.8
Depreciation and amortization	32.2	32.2	34.1	33.4	1.0
Cash dividends declared per share	4.63 (6)	2.39 (7)	4.86	5.49 (8)	0.17 (8)
Stock dividends declared per share	—	—	—	—	—

(1)	Includes interest income of NT$742 million, NT$563 million, NT$288 million and NT$306 million (US$9.3 million) for the years ended December 31, 2012, 2013, 2014 and 2015, respectively, and interest expense of NT$22 million, NT$36 million, NT$46 million and NT$33 million (US$1.0 million) for the years ended December 31, 2012, 2013, 2014 and 2015, respectively.
(2)	Excludes current portion of long-term loans.
(3)	Represents gross profit divided by revenues.
(4)	Represents income from operations divided by revenues.
(5)	Represents net income attributed to stockholders of the parent divided by revenues.

(6)	In addition to the cash dividends from unappropriated earnings disclosed in table above, we also made cash distributions of NT$0.72 per share, which amounted to an aggregate of NT$5.6 billion, from additional paid-in capital.
(7)	In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions of NT$2.14 per share, which amounted to an aggregate of NT$16.6 billion, from additional paid-in capital. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.”
(8)	Dividends for 2015, which are calculated based on Taiwan IFRSs, were approved by the board of directors in March 2016 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 24, 2016.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2015 have been translated into U.S. dollar amounts using US$1.00=NT$32.79, set forth in the statistical release of the Federal Reserve Board on December 31, 2015. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 15, 2016, the exchange rate was NT$32.32 to US$1.00.

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

Year Ended December 31	Average(1)	High	Low	At Period End
2011	29.42	30.67	28.50	30.27
2012	29.56	30.27	28.96	29.05
2013	29.73	30.20	29.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
October	32.44	32.81	31.92	32.46
November	32.61	32.87	32.43	32.53
December	32.79	33.01	32.53	32.79
2016 (through April 15)	32.79	33.74	32.16	32.32
January	33.43	33.74	33.14	33.43
February	33.24	33.51	32.95	33.22
March	32.59	33.09	32.16	32.18
April (through April 15)	32.36	32.44	32.26	32.32

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

For example, the NCC has been focused on promulgating rules related to digital convergence. Since December 2013, the NCC continued to solicit comments from the public on eleven topics relating to the local loop, the prevention of monopolization of broadcasting media, the regulations governing political party, government and army’s investments in broadcasting industry, the identification of dominant operators and asymmetric regulation for dominant operators, the principle of content management, the principle of hierarchical regulation, the infrastructure of telecommunications network, the structure of amendment to regulations governing digital convergence, and spectrum auction and management. On October 14, 2015, the NCC passed a “comprehensive draft legislative framework on converging digital telecommunication transmissions” proposing five pieces of legislation – the Telecommunication Business Act, Regulations Governing the Service of Cable Multi-Channel Platform, the Radio and Television Enterprises and Channel Enterprises Administration Act, Regulations Governing Telecommunication Infrastructures and Resources, and the Electronic Telecommunication Act – to constitute a legal framework for converging digital telecommunication transmissions. Such proposal was submitted to the Executive Yuan on December 31, 2015, and the proposal is still being circulated among various ministries and reviewed by the Executive Yuan as of the date of this annual report. The proposed legislation focuses on introducing the concept of layered regulation, lowering barriers to entering the market, removing unnecessary restrictions and on imposing special obligations on dominant operators. The new regulations may impose more stringent measures on us as a dominant operator and benefit our competitors and potential entrants to the market, which could have a material adverse effect on our business prospects and our results of operations.

Proposed amendments to the Radio and Television Act, the Cable Radio and Television Act and the Satellite Broadcasting Act were passed by the Legislative Yuan on December 18, 2015 and were declared effective by the President on January 6, 2016. As these amendments focus primarily on lessening restrictions on cable broadcasting companies’ business operating location and accelerating digital construction in the cable broadcasting industry, we believe that our broadband internet and MOD businesses may be faced with more vigorous competition in the future. As the newly amended Radio and Television Act (a) prohibits system operators from forcing content providers to offer differential treatment to other platforms in an inappropriate way, and (b) provides a legal basis for licensed shopping channels to be listed on the MOD platform, the amendment is helpful for our MOD to obtain more comprehensive program content. Since lawmakers have not yet removed restrictions on governmental and political parties’ investments in the broadcasting industries, our MOD business remains subject to such restrictions.

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

As a provider of telecommunication products and services, our business operations are subject to the regulations of the ROC Fair Trade Act, or the FTA, which is administered and enforced by the ROC Fair Trade Commission, or the FTC. The FTA requires, among other things, that the marketing and promotional materials of a business to be true and not misleading. The FTA also prohibits a business from participating or engaging in a cartel or other anti-competitive conduct. The FTC has the authority under the FTA to investigate and, where appropriate, impose fines and penalties on a business that violates any regulations promulgated by the FTA. The consequences of any such violations could have a material adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation” for a discussion of the FTA applicable to us. In March 2015, the FTC found us liable for providing false and misleading data in advertisement comparing our services against our competitors on our 100 million bits per second, or Mbps, fiber broadband plus TV programs service in the PingTung area. The FTC consequently ordered us to pay a fine of NT$0.8 million, which we paid in March 2015. We have been investigated and penalized by the FTC in the past and may continue to be investigated or penalized by the FTC in the future if we fail to comply with the relevant regulations. As the FTA provides the FTC broad discretion to interpret anti-competition actions and enforce the relevant clauses under the FTA, we are unable to predict whether the FTC would initiate investigation on any of our daily business activities or find us liable for violating the FTA in the future. The investigations of and penalties imposed by the FTC could interrupt our provision of products or services and have a negative impact on our reputation, business operations and results of operations.

If we are unable to obtain and maintain the licenses to operate our business, our business prospects and future results of operations would be adversely affected.

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, our 3G mobile services license is valid until December 31, 2018. On April 30, 2014, we obtained the mobile broadband services license adhering to the principle of technological neutrality for our 4G mobile broadband services, which is valid until the end of 2030. On March 23, 2016, we obtained the mobile broadband services license for 2500MHz and 2600MHz frequency bands, which is valid until the end of 2033. If we are unable to successfully acquire and maintain the rights to use the licenses or frequency spectrums that we need for our future business operations, our business prospects and future results of operations may be materially and adversely affected.

Increasing market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

As of the date of this annual report, there are five mobile network operators in Taiwan providing 4G mobile broadband services. Each mobile network operator, including us, has been offering aggressive promotional programs to attract consumers, such as unlimited data plans, when many mobile network operators around the world have eliminated unlimited data plans. We cannot assure you that we will be able to raise our revenues from 4G mobile broadband services in light of the intense market competition, which could have a material adverse effect on our business prospects and our future results of operations.

We also face increasing fixed broadband competition from cable operators. Cable operators have been using low-priced internet access packages to attract new customers in specific areas and buildings in Taiwan. They have also been upgrading their networks to DOCSIS 3.0 in order to provide higher speed internet access. DOCSIS refers to Data Over Cable Service Interface Specification, which is an international telecommunications standard that permits the addition of high-speed data transfer to an existing cable TV system. The government has mandated the 100% digitization of cable television networks by December 31, 2016, which would increase the availability of high-speed internet services from cable operators. In addition, as the mobile data access speeds have increased with newer technologies, such as 4G LTE, some customers have replaced fixed broadband services with high speed mobile broadband services. To counter these developments, we are migrating more of our ADSL customers to FTTx services and offering even higher speed fiber to the home, or FTTH access. Furthermore, the NCC relaxed the zoning restrictions on service areas for cable operators on July 27, 2012, while cable operators remain subject to the restriction that the market share of any single cable operator cannot exceed 33%. This change will allow cable operators to provide digital cable services throughout Taiwan, including high definition cable TV with more channels as well as high speed cable modem services. As a result, we could face increased competition for our broadband access services and MOD IPTV services. If we are unable to compete successfully with the cable operators for broadband access services and MOD businesses, our results of operations could be impacted.

In addition, our over the top, or OTT, business may not able to compete with video streaming providers such as Netflix, Inc., which invests extensively in contents and productions of original films and TV series. Our OTT customers might be attracted by its massive and exclusive titles, and our OTT business growth might slow down and be limited.

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

Rates of customer growth have declined in our fixed broadband and mobile businesses and may decline further, which may bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could adversely affect our business, financial condition and results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. For example, in 2015, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$12.3 million (US$0.4 million). The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

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

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. We may not be able to retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. The major three telecom operators in Taiwan, including us, are expanding the information and communication technology, or ICT, business and may increase the number of their employees as part of this expansion. In addition to telecom operators, some computer design companies and manufacturers, such as ASUSTek Computer Inc. and Quanta Computer Incorporated, are also expanding their business into this area and have been recruiting information technology related employees as well. We cannot assure you that we will be able to successfully attract and retain new information technology related employees. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

We may not realize the benefits we expect from our investments, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In 2015, we made capital expenditures in our domestic fixed communications of NT$10.2 billion (US$310.9 million), our mobile communications business of NT$8.6 billion (US$262.2 million), our internet business of NT$4.8 billion (US$146.2 million), our international fixed communications business of NT$1.0 billion (US$29.5 million) and our other businesses of NT$0.5 billion (US$16.1 million), respectively. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in these areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to continue making substantial capital expenditures to further develop our range of services and products.

Commercial acceptance by consumers of the new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing the expected return from our investments.

We cannot assure you that services enabled by the new technologies we are implementing, such as Internet of Things, or IoT, software-defined network, or SDN, LTE Wi-Fi aggregation, or LWA, license assisted access, or LAA, voice over LTE, or VoLTE, and Wi-Fi Calling technology, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized impairment losses for investment properties, equipment and intangible assets in the past. In 2015, we concluded that the recoverable amount representing the fair value less costs to sell some land and buildings was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$0.1 billion (US$4.3 million) and the amount was recognized only to the extent of impairment losses that had been recognized in prior years. In 2015, we also determined that parts of our telecommunication equipment were impaired and recognized an impairment loss of NT$0.1 billion (US$4.2 million).

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

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. In 2015, we evaluated and concluded that certain investments were impaired, and as a result we recognized an impairment loss of NT$107.2 million (US$3.3 million) for available-for-sale financial assets and NT$8.2 million (US$0.3 million) for investment in associates accounted for using the equity method due to the decline in fair value owing to adverse changes in industry conditions and operating performance that were below expectations. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and 4G mobile broadband networks. To meet the increasingly robust high-bandwidth requirements of digital convergence services, we continue to expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. With respect to 4G mobile broadband networks, in December 2014, we expanded the network coverage by refarming the 900MHz frequency band from 2G to 4G and began implementing the carrier aggregation, or CA, technology of LTE-Advanced, or LTE-A, in the 900MHz and 1800MHz frequency bands to provide higher data transmission rates. In 2015, we made several procurements with Nokia Solutions and Networks Oy and Ericsson Taiwan Ltd., respectively, to further expand the 3G and 4G mobile network systems. Also, we are deploying 4G base stations with 2500MHz and 2600MHz frequency bands of mobile broadband services and to enhance our 4G mobile broadband capacity. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain the funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are constantly evaluating new growth opportunities in the broader telecommunications industry. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our IoT services is substantially dependent on the availability of applications and devices that are being developed by third-party developers, and on whether we will be able to achieve a sustainable business model for consumer segments of the market. These applications or devices may not be sufficiently developed to support the deployment of our mobile data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected.

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

As of December 31, 2015, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2015. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm”.

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

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In particular, Taiwan’s economy is highly dependent on the technology industry, and any downturn in the global technology industry may have a material adverse effect on Taiwan’s economy, which in turn, could adversely affect the demand for our products and services. There have also been concerns over the armed conflicts and civil unrest in the Middle East, Africa and Ukraine, which has resulted in higher volatility on oil prices and stock markets, and the economic slowdown in Mainland China, which could have a material adverse effect on economies around the world.

As our business is dependent on economic growth, any uncertainty or further deterioration in economic conditions could have a material adverse effect on our financial condition and results of operations. We cannot assure you that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by deterioration in the Taiwan economy.

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the tense relationship between the ROC and the People’s Republic of China, which could adversely affect our financial condition and results of operations.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and the Chinese mainland have been separately governed. The People’s Republic of

China, or PRC, claims that it is the sole government in China and that Taiwan is part of China. Although significant economic and cultural relations have been established between the ROC and the PRC, such as the engagement of the Economic Cooperation Framework Agreement, or ECFA, in 2010, relations may become strained again. In June 2013, the ROC government and the PRC government entered into the Cross-Strait Agreement on Trade in Services pursuant to the ECFA. According to this agreement, both parties agreed to certain concessions on the telecommunication industries. The Executive Yuan has submitted the Cross-Strait Agreement on Trade in Services to the Legislation Yuan of Taiwan for ratification. As of March 31, 2016, the Cross-Strait Agreement on Trade in Services has not yet been ratified by the Legislation Yuan. If the Cross-Strait Agreement on Trade in Services is not ratified by the Legislation Yuan, our business operations in the PRC and our results of operations may be adversely affected.

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

Any future outbreak of contagious diseases, such as avian influenza, dengue fever or Ebola virus, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2015 that are expected to be declared at our 2016 annual general stockholders’ meeting are calculated based on Taiwan IFRSs. It is difficult for us to evaluate the precise impact of the adoption of Taiwan IFRSs and IFRSs on our financial statements, because the FSC may issue new rules governing the adoption of Taiwan IFRSs and as other laws and regulations may be amended with the adoption of Taiwan IFRSs.

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

Our common shares are traded on the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. During 2015, the TWSE Index peaked at 9,973.12 on April 27, 2015, and reached a low of 7,410.34 on August 24, 2015. On April 20, 2016, the TWSE Index closed at 8514.48. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The laws of the ROC limit foreign ownership of our common shares. Prior to March 1, 2006, the MOTC, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the MOTC as the competent authority under the Telecommunications Act pursuant to the National Communications Commission Organization Act, or the Organization Act. The NCC and the MOTC reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the MOTC on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 20, 2016, foreign direct holdings of our outstanding share capital is at 24.34%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the NCC will exercise its authority over us, or whether NCC will lower the foreign ownership cap at any time.

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

As a result of the limited ability to deposit common shares into our ADS program, the prevailing market price of our ADSs on the New York Stock Exchange, or NYSE, may differ from the prevailing market price of the equivalent number of our common shares on the TWSE.

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

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications, which was formerly the NCC. The common shares of the Company have been listed on the TWSE under the number “2412” since October 2000 and its ADSs have been listed on the NYSE under the symbol “CHT” since July 2003. In August 2005, we became a privatized company as the ownership by the government of the ROC was reduced to less than 50%. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is http://www.cht.com.tw. The information on our website does not form a part of this annual report. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include:

•	domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, domestic data services and other domestic services;

•	mobile communications services, including mobile voice and data services, sales of mobile handsets, tablets, data cards and other mobile services;

•	internet services, including HiNet, our internet service, internet value-added services, or VAS, data communication services, internet data center services, and other internet services;

•	international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and other international services; and

•	other services, including non-telecom services.

In addition to these traditional telecommunication services, we also focus on selected ICT services and advanced development.

For each of our key services, we enjoy leading positions across a number of areas in terms of both revenues and customers:

•	we are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider;

•	we are Taiwan’s largest broadband access provider; and

•	we are Taiwan’s largest internet service provider.

In 2015, our revenues were NT$231.8 billion (US$7.1 billion), our consolidated net income was NT$42.9 billion (US$1.3 billion) and our basic earnings per share was NT$5.42 (US$0.17).

In 2015, we made capital expenditures totaling NT$25.1 billion (US$0.8 billion), of which 41% was related to our domestic fixed communications business, 34% was related to our mobile communications business, 19% was related to our internet business, 4% was related to our international fixed communications business and 2% was related to our other businesses. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

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

We believe that our primary competitive strengths are:

•	our premium brand and broad customer base in Taiwan;

•	our position as an integrated, full-service telecommunications provider in Taiwan; and

•	our capital resources and technology, which we believe we can build on to expand our leading position in the mobile communications and internet services markets, including through our continued construction of our existing 4G mobile broadband networks, our expansion of FTTx broadband access services, IP-based MOD services, fixed-line/mobile VAS and cloud computing related services.

We have premium brand and broad customer base in Taiwan.

We are the largest telecommunications service provider in Taiwan with a broad customer base across all of our service offerings. Despite deregulation and an increase in competition in the Taiwanese telecommunications industry, we have maintained a market leading position in our primary service offerings of fixed communications, mobile communications and internet services. We believe our broad customer base in each of our service offerings grants us a distinct competitive advantage to maintain our existing customers and attract new customers and increases the chance of success for the launch and popularization of new products. As the telecommunications industry continues its trend of converging fixed communications, mobile communications and internet services, we believe that our comprehensive service offerings place us in a strong position to offer converged products and services to our customers. In addition, by leveraging our capability to analyze Big Data, we are able to adopt marketing initiatives to target different customer groups’ interests and preferences and increase the effectiveness of our cross-marketing efforts of our products and services to our existing and potential customers.

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

Broad network coverage. The breadth of our network and our ownership of the “last-mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provides us with access to existing and potential customers and creates a platform for expanding our services. In order to provide higher bandwidth services for our customers, we have been constructing our FTTx network since 2003. We have successfully migrated many of our customers from lower-speed to higher-speed internet access services and upgraded ADSL subscribers to FTTx, which offers even higher speeds by using fiber optic technology. The number of our FTTx subscribers has exceeded that of our ADSL subscribers since 2011. As of December 31, 2015, network coverage of FTTx with speeds of 100 Mbps and higher was approximately 87.44%. In addition, our mobile communications network provides nationwide coverage. Our large mobile spectrum allocation together with our extensive network coverage positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom,” “emome” and “HiNet” have a reputation for quality and reliability. We serve our large and well-established customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution”. We are continuing to expand and transform our retail stores while increasing the number of our service centers throughout Taiwan. We also offer comprehensive and high-quality point of sale and after sale services in our service centers, stores and over the internet. Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In 2015, we obtained several domestic and international awards which recognized our service quality, corporate governance and our fulfillment of corporate social responsibility. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award of Telecom Company in Taiwan for 11 consecutive years since 2005. We also were awarded the 2015 Best Practices Award for Taiwan Mobile Service Providers by Frost & Sullivan. In addition, we have been awarded The Asset Corporate Platinum Award by The Asset Magazine for three consecutive years since 2013. We were also ranked among the top five percent of TWSE-listed companies and the Taipei Exchange traded companies for corporate governance based on an evaluation conducted by TWSE in 2015. Furthermore, we were also awarded the Excellence in Corporate Social Responsibility Award in Taiwan by Common Wealth Magazine for nine consecutive years since 2007.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge, which we believe cannot be easily replicated by competitors. We also believe we will continue to attract and retain high quality employees.

We have the capital resources and technology to enhance our leading position.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in broadband internet protocol networks, fiber-optic networks, and 4G mobile broadband networks and services. We will continue to make investments in or to acquire other companies which provide complementary telecommunications and internet-related services to further expand our business and offer new products and services.

Advanced network technology. In recent years, we have upgraded some of our FTTx access networks to FTTH access networks, aiming at promoting our broadband services from megabit connectivity to gigabit connectivity and strengthening our leading position in bandwidth services in our industry. In 2015, we also continued to deploy our 4G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. In 2015, our research and development expenses accounted for 1.6% of our revenues. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

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

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

Our core strengths are the management of telecommunication networks and the provision of services over these networks. We currently operate several networks linked by a core backbone infrastructure consisting of public switched telephone, mobile, ADSL, FTTx and internet protocol networks. Our strategy for each network differs depending on the market dynamics and future growth prospects of services delivered over these networks. In general, we endeavor to maintain our strong market position and seek to expand the scope of our business beyond network services by offering VAS to capture new opportunities and generate revenue growth.

Broadband services: We strive to maintain our broadband market share. We typically realize higher average revenue per user, or ARPU, for our FTTx internet services, and we expect to continue to offer various incentives for our ADSL customers to upgrade to FTTx services and for our FTTx customers to upgrade to even higher speed FTTx services. Therefore, we are continuing the build-out of our FTTx infrastructure, especially FTTH construction, to monetize our investment, instead of network coverage enhancement. We believe these efforts will help us maintain our competitive advantage for broadband services. A high quality broadband network is also essential for our high-definition MOD services.

Mobile Communications: We obtained the 4G mobile broadband license in April 2014 and launched our 4G mobile broadband services in May 2014. In March 2016, we obtained the mobile broadband license for 2500MHz and 2600MHz frequency bands which enables us to enhance our 4G mobile broadband network. Our strategy for mobile services includes the following initiatives:

•	Accelerating 4G mobile broadband network construction to accommodate the increasing mobile data usage from consumers as a result of the growth of connected devices, such as smartphones and tablets;

•	Encouraging the migration of 2G service subscribers to 3G and 4G mobile services by offering promotions on various mobile handsets combined with attractive VAS and product packages;

•	Introducing low- to mid-tier smartphones to expand our mobile internet subscriber base; and

•	Constructing more Wi-Fi hotspots to offer more wireless internet access service and to offload data traffic from our mobile networks; we had established 55,000 Wi-Fi hotspots by the end of 2015. In addition, the mobile broadband services license for 2500MHz and 2600MHz frequency band spectrum which we obtained in March 2016 will help disperse heavy traffic in metropolitan areas.

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

Emerging services: Our emerging services primarily include ICT and cloud computing services. We have been providing ICT services since 2009. We continue to leverage our core telecommunication infrastructure and services to expand ICT services, including intelligent energy network, or iEN, intelligent transportation service, or ITS, IoT, smart factory and smart city services. Our experience with ICT services positions us well to develop and offer cloud computing services. Underpinning the rollout of our cloud computing services is our capability and experience in offering data center services to corporate customers, which includes our ongoing initiative to build the largest cloud computing data center in Taiwan in anticipation of the growing demand for this service. In 2013, we began the construction of our cloud data center in Panchiao, New Taipei City. The Panchiao Internet Data Center, or IDC, is expected to commence operations in the second quarter of 2016 and will offer high reliability, high speed and high security cloud services to multi-national and domestic corporate customers. With the strength and reliability of our technologies and services, we believe that we have the competitive advantages to continue expanding our cloud computing services in the future.

We consistently expand the scope and variety of our integrated services to create more value for our customers. We have been developing an OTT platform and building relationships with content providers and service providers to offer attractive content and services on the platform. Our strategy on MOD/VOD/OTT services is to enrich content, including by providing movies, drama, and TV series for SVOD, to enhance the user interface, to leverage our existing base of fixed broadband and 4G mobile broadband subscribers to boost our MOD and OTT subscribers, and to acquire content with all rights across different devices to become the leading IPTV/OTT service provider in Taiwan.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. For example, we have extended the focus of our corporate customer services from major accounts to include small and medium-sized enterprises and in January 2007 established our Enterprise Business Group. As of December 31, 2015, our Enterprise Business Group employed 512 professionals and offered packaged and customized services, customer-oriented solutions and integrated ICT services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123”. We offer 24-hour customer service, including the handling of service and billing inquiries. To improve the quality of our customer services, we implemented a customer relationship management system, which encompasses a customer complaint system, a business information database for the use of our call centers, and a Big Data system to enhance our sales and market analysis efforts. For example, we leverage our capability to analyze Big Data in identifying locations for constructing base stations and target groups for marketing our services.

In addition, we own hundreds of physical service stores, and we will continue to renovate our traditional service stores to enhance user experience. Please refer to “—Competitive Strengths—We are an integrated full-service telecommunications provider in Taiwan” for a discussion of our distribution channels.

Improve operational efficiency and cost structure

We have historically been focused, and will continue to focus, on cost control, particularly in the areas of network efficiencies and personnel costs. We continue to improve our operational efficiency and cost structure by migrating to more advanced networks and sophisticated operational support systems, and efficiently managing our workforce.

Capital expenditures. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. To catch up with the fast evolution of digital devices and network applications, we continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. We continue to accelerate LTE network construction to enhance population coverage and construct high capacity Wi-Fi/Fiber-Wireless networks to offload mobile network traffic, and precise FTTH construction to improve operational efficiency and reduce operating cost. We will continue to leverage our core telecommunication infrastructure and services to expand the ICT business, including cloud services, enterprise total solutions and government projects.

Personnel reallocation. We seek to improve our operational efficiency by reducing our personnel costs. On January 30, 2013, we set up Honghwa International Co., Ltd. (formerly known as Honghwa Human Resources Co., Ltd.), or Honghwa, in order to provide customer services, on-site equipment installation services and services in stores to our customers after the retirement of our personnel.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in high-growth areas, such as ICT and cloud services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, and ICT solutions partners to diversify our business operations and enhance our service offerings. In August 2015, we entered into an agreement with Microsoft Taiwan Corporation to provide integrated cloud solutions to end users. In September 2015, we became a member of Next Generation Mobile Networks (NGMN) Alliance to foster the growth of Taiwan’s mobile communications industry and help Taiwan connect to the international 5G ecosystem. In December 2015, we entered into an agreement with China Mobile Ltd. on a Hand-in-Hand Program to collaborate in areas including mobile business, data business, innovation and internet business.

We also aim to develop the city of industry technology intelligence. In December 2013, we formed the Taiwan Intelligent Aerotropolis Association, an association that focuses on the research, development and application of telecommunication and aerotropolis technology, together with other telecommunications enterprises and equipment suppliers. The formation of the association has strengthened our leading position in the industry and further supplemented our capability to develop smart city and aerotropolis products and services for government, industries and end users.

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

In November 2013, Taiwan Mobile Co., Ltd., or Taiwan Mobile, Asia Pacific Telecom, or APT, Vibo Telecom, or Vibo, EasyCard Corporation, Far EasTone Telecommunications Co., Ltd., or Far EasTone, and us established the Alliance Digital Technology Co., Ltd., or ADT, which mainly engages in the development of mobile payments and information processing services. We owned a 13.33% equity interest in ADT and had one seat out of five seats on the board of directors of ADT as of December 31, 2015.

In February 2014, we, together with Benefit One Asia Pte. Ltd., established Chunghwa Benefit One Co., Ltd., or Chunghwa Benefit One, and we owned a 50% equity interest in Chunghwa Benefit One. Chunghwa Benefit One mainly engages in providing an e-commerce platform for enterprises to provide employee benefits and for individuals.

Senao acquired 70% of the equity interests in Youth Co., Ltd and its subsidiaries, or Youth, in September 2015, and established 100% of the equity interests in Aval Technologies Co., Ltd. in October 2015. Both Youth and Aval Technologies Co., Ltd. are primarily engaged in the businesses of providing information technology services and selling communication products. In December 2015, Senao participated in the share subscription of Youth at a percentage different from its original ownership percentage. Therefore, Senao’s ownership interest in Youth increased from 70% to 89.48%.

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

Under the ROC Company Act, companies are allowed to distribute special cash dividend from capital surplus, which we had implemented at our annual general stockholders’ meetings in 2013 and 2014. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.” In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in March 2016, our payout ratio was 99.41% in 2015 after adjusting for unappropriated earnings and reversal of the special reserve. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local telephone services and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, multimedia on demand services, and other domestic services including ICT, corporate solution services, cloud computing services. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$73.5 billion, NT$72.1 billion and NT$72.5 billion (US$2.2 billion), respectively, in 2013, 2014 and 2015, representing 32.2%, 31.8% and 31.3% of our total revenue in such periods. In general, we expect that revenues from our domestic fixed communications business as a percentage of our total revenues will continue to decline primarily due to mobile and VoIP substitution.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Local telephone revenues:
Usage	17.9	16.0	14.5	442.3
Subscription	16.4	16.3	16.1	490.6
Interconnection	1.0	0.9	0.8	25.1
Pay telephone	0.3	0.3	0.3	8.4
Other	2.2	2.1	1.9	58.3

Total	37.8	35.6	33.6	1,024.7

We provide local telephone services to approximately 11.2 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 16.6%, 15.7% and 14.5% of our total revenues in 2013, 2014 and 2015, respectively. Approximately 73.8% of our local telephone customers as of December 31, 2015 were residential customers. We are currently the leader of the local telephone service market, with an average subscriber market share of approximately 94.6%, 94.3% and 94.0% in 2013, 2014 and 2015, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31
	2013	2014	2015
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,374	23,434	23,485
Fixed line customers:
Residential	8,555	8,395	8,239
Business	3,017	2,970	2,928
Total	11,572	11,365	11,167
Penetration rate (as a percentage of the population)	49.5%	47.5%	47.5%
Lines in service per household	1.03	1.00	0.97

(1)	Data from the Department of Population, Ministry of the Interior, ROC.

With the continued development of mobile technologies and the disconnection of additional lines for dial-up services, demand for local customer lines has been declining. The number of fixed-line customers decreased by 1.8% in 2013 compared to 2012, 1.8% in 2014 compared to 2013 and 1.7% in 2015 compared to 2014. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to mobile and internet telephony services.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year Ended December 31
	2013	2014	2015
	(in millions, except percentages)
Minutes from local calls(1)(2)	12,942	11,567	10,511
Growth rate (compared to the same period in the prior year)	(9.9)%	(10.6)%	(9.1)%

(1)	Includes minutes from local calls made on pay telephones and minutes from fixed line-to-mobile calls.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls decreased in 2013, 2014 and 2015 due to the impact of mobile substitution and increased use of VoIP applications.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	1.39	1.39	1.39
Growth rate (compared to the same period in the prior year)	(1.4)%	—	—

Average per minute usage charges decreased 1.4% to NT$1.39 in 2013, mainly due to more users switching to use mobile phones and VoIP telephony services, which also led to the decreases in total revenue derived from local telephone. Average per minute usage charges remained relatively stable from 2013 to 2015. Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and increase revenues. In particular, our VAS offerings are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the VAS. These services include call waiting, caller identification, call forwarding, three-party calls, ring back tone and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$3.5 billion, NT$3.3 billion and NT$3.1 billion (US$0.1 billion) in 2013, 2014 and 2015, respectively, representing 1.5%, 1.5% and 1.3% of our total revenues in such periods. This decrease was mainly due to the continuous decline in call minutes resulting from the migration to mobile services and increased use of VoIP applications. Our average market share by minutes in the domestic long distance market was approximately 76.6%, 80.5% and 82.2% in 2013, 2014 and 2015, respectively.

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

The following table sets forth our revenues from our broadband access services for the periods indicated.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(in billions)
Broadband access revenues:
Broadband access (FTTx and ADSL)	19.1	19.1	19.3

We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services.

From 2013 to 2015, we continued accelerating our high speed FTTx household coverage. We currently offer various promotional packages to encourage more migration of our ADSL subscribers to our FTTx service and migration of our FTTx subscribers to higher speed FTTx service. In 2015, FTTx revenue reached 86.6% of our total broadband revenue. As of December 31, 2015, 92.5% of our FTTx service customers subscribe HiNet ISP service.

Our subscriber market share of Taiwan’s broadband market was approximately 77.7%, 76.7% and 75.8% in 2013, 2014 and 2015, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	As of December 31
	2013	2014	2015
FTTx service customers (in thousands)	2,955	3,120	3,358
ADSL service customers (in thousands)	1,598	1,419	1,138
Average downlink speed (Mbps)	26.9	34.5	39.5

Our FTTx service offers downlink speeds of 6, 20, 60, 100, 300, 500 Mbps and 1 Gbps matched with uplink speeds of 2, 5, 20, 40, 100, 250 and 600 Mbps, respectively. Our ADSL service offers downlink speeds that range from 2 Mbps to 8 Mbps and uplink speeds that range from 64 kilobits per second, or Kbps, to 640 Kbps.

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

The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
ARPU for broadband services per month(1)	704	704	714
ARPU for FTTx services per month(2)	859	838	828

(1)	ARPU for our broadband services per month is calculated as the sum of (a) broadband access revenues for the relevant period divided by the average of the number of our broadband access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ISP service revenues divided by the average of the number of HiNet ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.
(2)	ARPU for FTTx services per month is calculated as the sum of (a) FTTx access revenues for the relevant period divided by the average of the number of our FTTx access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTx ISP service revenues divided by the average of the number of HiNet FTTx ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.

Despite tariff reductions mandated by the NCC, our overall broadband ARPU increased in 2015, mainly due to our successful strategy in migration mentioned above. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

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

The following table shows the bandwidth of local and domestic long distance lines leased to third parties as of each of the dates indicated.

	As of December 31
	2013	2014	2015
	(in gigabits per second, or Gbps)
Total bandwidth	1,054.7	1,359.1	1,556.8

The total bandwidth of local and domestic long distance lines leased to third parties increased from 2013 to 2015 mainly due to the demand of the bandwidth of backbone network for 4G mobile broadband services.

Rental fees for local leased lines are generally based on transmission speed while domestic long distance leased line rental fees are generally based on transmission speed and distance. We continue to experience a decline in rental fees for all of our leased line products. We attribute the general decline in rental fees since 2000 to a general migration toward broadband services and increased competition from other service providers constructing their own lines mentioned above. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers for our leased line products. Our local and domestic long distance leased line services revenues were NT$5.1 billion, NT$4.6 billion and NT$4.4 (US$0.1 billion) in 2013, 2014 and 2015, respectively. Although the bandwidth leased to third parties increased in 2014 and 2015, the revenue decreased year over year mainly due to the decline in rental fees described above.

Wi-Fi Services

As of December 31, 2013, 2014 and 2015, we had a total of approximately 1.8 million, 2.0 million and 2.4 million residential and business customers that leased our access points, respectively. In addition, we had established 55,000 hot spots in public areas by the end of 2015, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload mobile data network traffic.

MOD Services

Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our MOD customers can access TV programs, video-on-demand and other services. We had over 195 broadcasting channels and over 20,000 hours of on-demand programs and served approximately 1.3 million customers as of December 31, 2015. Also, as of December 31, 2015, we offered 152 high definition, or HD, channels and other HD video-on-demand programming, such as sports, movies and knowledge materials. Since 2013, we offered “TV Everywhere” service for our MOD subscribers to enjoy a seamless program viewing experience across multiple platforms, including smartphones, tablets and PCs. In addition to our regular packaged offerings, we also offer subscription video on demand, or SVoD, services for film and drama. As of December 31, 2015, we had 475 thousand SVOD subscribers. Our MOD revenues from 2013 to 2015 were NT$2.2 billion, NT$2.6 billion and NT$2.5 billion (US$0.1 million) in 2013, 2014 and 2015, respectively. The increase in revenue from 2013 to 2014 was mainly due to a continuous increase in the number of subscribers that purchased packaged offerings. With a solid base of 1.3 million customers that is expected to steadily expand, starting from 2015, we began adjusting our cooperation schemes with channel providers. The new schemes bring down our operating expenses while also impacting our revenues at the same time. We expect this structural shift to enhance our IPTV margins in the mid-to-long term.

ICT and Other Services

Our ICT and other services in domestic fixed communications business include ICT services, corporate solution and bill handling services. See “Emerging Services”.

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile services, sales of mobile handsets, tablets and data cards and ICT and other mobile services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2013, we generated revenues of NT$76.7 billion, or 33.6% of our total revenues, from mobile services. In 2014, we generated revenues of NT$77.5 billion, or 34.2% of our total revenues, from mobile services. In 2015, we generated revenues of NT$80.9 billion (US$2.5 billion), or 34.9% of our total revenues, from mobile services. In 2013, we continued to migrate customers (1) from 2G to 3G with additional data plans and (2) from 3G voice only to data plan adoption. As a result, our mobile VAS revenue grew by 38.4% from 2012 to 2013. It further grew by 22.5% from 2013 to 2014 and by 13.8% from 2014 to 2015 due to the continuous mobile internet adoption and fast development in the 4G mobile broadband segment in our industry.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Mobile services revenues:
Usage(1)	40.1	36.0	35.8	1,090.3
Interconnection	6.0	4.8	3.7	113.9
Mobile VAS	28.3	34.8	39.6	1,207.3
Other	2.3	1.9	1.8	54.7

Total mobile services	76.7	77.5	80.9	2,466.2

(1)	Includes monthly fees.

As the market for mobile services has continued to expand, we have experienced growth in our mobile customer base. We are the largest mobile operator in Taiwan in terms of revenues and number of customers. We had 11.2 million mobile customers, for a market share of approximately 38.1% of total mobile customers and approximately 37.2% of total mobile services revenues in Taiwan, as of December 31, 2015.

In October 2013, we obtained a 4G mobile broadband services spectrum of 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band. In November 2013, we paid NT$39.1 billion to the government for the spectrum. The license is valid until December 31, 2030. We have launched 4G mobile broadband services in May 2014 and deployed our 4G mobile broadband networks for better coverage. By the end of 2015, our 4G mobile broadband network population coverage had reached 99% for the whole country. We will continue enhancing our 4G mobile broadband network capacity.

In December 2015, we obtained additional spectrum for 4G mobile broadband services of 30 MHz paired spectrum in the 2500MHz and 2600MHz frequency bands, and we paid NT$10.0 billion to the government in the same month. The license is valid until December 31, 2033. We put these 2500MHz and 2600MHz frequency bands into use on March 24, 2016.

In February 2002, the MOTC granted 3G mobile services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G mobile services license is valid until December 31, 2018. In July 2005, we launched our 3G mobile services, using WCDMA technology. See the detail in mobile spectrum allocation in “Network Infrastructure”.

We offer the largest international roaming network among Taiwan mobile service providers. By the end of 2015, our 3G roaming contracts includes 265 networks in 99 countries, our 2G GSM roaming contracts include 461 networks in 198 countries, and our 2.5G GPRS roaming contracts include 393 networks in 154 countries. We have also established 4G LTE roaming contracts with 70 networks in 49 countries.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the Year Ended December 31
	2013	2014	2015
Taiwan population (in thousands)(1)	23,374	23,434	23,485
Total mobile revenues in Taiwan (in billions)(2)	NT$216.8	NT$207.6	NT$217.1
Annualized churn rate(3)	13.87%	13.61%	18.17%
Minutes of usage (in millions of minutes)
Incoming	12,372	12,043	11,428
Outgoing	12,316	12,243	11,626
Average minutes of usage per user per month(4)(5)	197	186	172

(1)	Data from the Department of Population, Ministry of the Interior, ROC.
(2)	Data from the statistical monthly release by the NCC, in the ROC, which include mobile revenues 2G, 3G, PHS, and since 2014, 4G mobile broadband services.
(3)	Measures the rate of customer disconnections from mobile service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to customers switching from one of our mobile services to another) during the relevant period by (b) the average number of customers during the period (calculated by averaging the number of customers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period. The calculation includes both prepaid and postpaid customers.
(4)	The number of mobile customers is based on the number of subscriber identification module, or SIM, cards. Since 2006, the total number of mobile customers in Taiwan included 2G, 3G and personal handy-phone system, or PHS, customers. Since 2014, the number of mobile customers also included 4G mobile broadband customers. The number of our mobile customers also includes our prepaid and VPN customers.
(5)	Average minutes of use per user per month is calculated by dividing the total minutes of use during the period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The total mobile customers in Taiwan had reached approximately 29.4 million as of December 31, 2015. Mobile penetration was approximately 125.1% on the same date. The overall mobile services market experienced a slight increase of 4.6% in revenues in 2015 mainly due to the growth in overall 4G mobile broadband market, which brings in more mobile internet subscribers. As of December 31, 2015, we had 4.4 million, 6.1 million and 0.7 million subscribers for 4G, 3G and 2G services, respectively.

We began offering prepaid card services in October 2000, prepaid 3G card services in February 2008, and prepaid 4G card services in April 2015. As of December 31, 2015, we had approximately 1.7 million prepaid customers, representing approximately 15.5% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

We offer incentives, such as mobile handset subsidies, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us ranging from 12 months to 30 months. We generally offer subsidies on mobile handsets equipped with more advanced data functions to promote the expansion of our 3G and 4G mobile services. Smartphones accounted for 90.0% of the total handsets we offered in 2015. We expect our average subsidy per handset in 2016 to continue to decrease as we focus more on promoting low- to mid-tier smartphones. At the same time, we expect to maintain our mobile internet market leadership.

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

Our ARPU per month decreased to NT$593 in 2014 from NT$611 in 2013 due to lower promotional tariffs that we offered in 2014 to attract more subscribers and an increase of the total number of subscribers. Our ARPU per month increased to NT$604 in 2015 from NT$593 in 2014, primarily due to successful 4G mobile broadband migration which attracted additional mobile internet subscribers.

In addition to our basic mobile services, we also offer a broad range of value-added telecommunications and information services. Revenues from mobile VAS represented 37.0%, 44.9% and 49.0% of our total mobile services revenues in 2013, 2014 and 2015, respectively. The increase of mobile VAS revenue percentage was mainly attributed to the increase in mobile data plan subscriber number.

Sales of Mobile Handsets, Tablets and Data Cards

We engage in the distribution and sales of mobile handsets, tablets and data cards for use on our mobile network to customers through our directly-owned stores, our subsidiary Senao, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution”.

ICT and Other Services

Our ICT and other services in our mobile communications business include ICT services, corporate solution and bill handling services. See “Emerging Services”.

Internet Business

Our internet business includes HiNet, our internet service provider, internet VAS, data communication services, internet data center, or IDC, services, and ICT and other internet services. Our internet revenues represented 11.2%, 11.5%, and 11.1% of our revenues in 2013, 2014 and 2015, respectively.

HiNet Internet Service

We are the largest ISP in Taiwan, with a subscriber market share of 68.3% as of December 31, 2015. As of December 31, 2015, HiNet had approximately 4.2 million subscribers. Our HiNet internet service generated revenues of NT$17.2 billion, NT$17.2 billion and NT$17.5 billion (US$0.5 billion) in 2013, 2014 and 2015, respectively. Our ISP service subscribers decreased from 2013 to 2015 mainly due to substitution by mobile broadband services and the competition from cable broadband operators. Although the number of our ISP service subscribers decreased, the revenues slightly increased from 2013 to 2015 primarily due to the migration of our subscribers to higher speed service.

The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2013	2014	2015
	(in thousands, except percentages)
Total internet subscribers in Taiwan	6,158	6,178	6,151
HiNet subscribers:
HiNet FTTx subscribers	2,683	2,843	3,083
HiNet ADSL subscribers	1,099	948	688
HiNet dial-up subscribers	454	439	426
Other access technology subscribers	3	3	2

Total HiNet subscribers	4,239	4,233	4,199

We have maintained our leading market position despite operating in a highly competitive market with approximately 421 ISPs in Taiwan. As of December 31, 2015, approximately 93.4% of our broadband customers were also HiNet subscribers, using HiNet as their ISP. We expect the competitive conditions currently prevailing in the internet service provider market to continue to intensify.

Internet VAS

Our HiNet portal at www.hinet.net provides VAS to our customers, such as network security, Blog, travel, games, e-learning, music, video, anti-virus and links to other portals. We charge fees for some of these services. We also receive commissions for transactions completed on some of these other portals. Our internet video portal at www.hichannel.hinet.net offers online entertainment services through the internet. In particular, our HiNet broadband (FTTx and ADSL) subscribers can access music, television programs, movies and other multimedia content on demand. We charge access fees for some of this content. We expect the revenues generated from these VAS to continue to grow in the long run.

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

ICT and Other Services

Our ICT and other services in our internet business include government services, corporate solution and ICT and cloud services. See “Emerging Services”.

International Fixed Communications Business

Our international fixed communications business includes international long distance telephone services, international leased line services, international data services, satellite services and ICT and other international services.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 4.9%, 4.6% and 4.2% of our revenues in 2013, 2014 and 2015, respectively. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure. Our international long distance telephone revenues decreased by 7.3% to NT$10.4 billion in 2014, and further decreased by 7.5% to NT$9.6 billion (US$0.3 billion) in 2015, primarily due to the increased competition from VoIP-based international long distance service providers and free VoIP applications.

Our average market share of the international long distance market by minutes was approximately 55.1%, 56.0%, and 57.8% in 2013, 2014 and 2015, respectively. However, the overall market for international long distance services declined due to the intense competition from VoIP-based international long distance service providers and free VoIP applications. Our international long distance services consist primarily of international direct dial services and the wholesale of international long distance traffic.

We commenced the wholesale of international long distance minutes to licensed domestic international simple resale, or ISR operators, and other international carriers in 2001. The domestic ISR operators require fixed-line operators in Taiwan, such as us, to provide international long distance telephone services to their end-users. In 2013, 2014 and 2015, we sold 743 million, 699 million and 786 million minutes of wholesale international long distance traffic, which represented approximately 35.5%, 42.1%, and 58.4% of our total outgoing international long distance traffic, respectively. Despite the decrease in international long distance traffic volume, revenues from the wholesale of international long distance minutes increased by 6.8% to NT$3.3 billion in 2014, and further increased by 13.5% to NT$3.7 billion (US$0.1 billion) in 2015, primarily due to our focus on expanding such services in higher-unit-price areas, such as Central and South America, Africa, Asia and Middle East.

International calls to our top five destinations represented 65.4% of our outgoing international long distance call traffic in 2015. International calls from our top five destinations represented 44.9% of our incoming international long distance call traffic in 2015.

The following table shows the percentage of total outgoing international long distance minutes for our top five outgoing destinations in 2015.

Destination	Percentage of Total Outgoing Minutes (%)
Mainland China	31.1
Indonesia	13.7
Philippines	10.8
Hong Kong	5.2
United States	4.6

Total of top five destinations	65.4

The following table shows the percentage of total incoming international long distance minutes for our top five incoming destinations in 2015.

Destination	Percentage of Total Incoming Minutes (%)
Mainland China	16.3
United States	9.8
Canada	7.7
Spain	5.6
Hong Kong	5.5

Total of top five destinations	44.9

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	Year Ended December 31
	2013	2014	2015
	(in millions, except percentages and incoming/ outgoing ratio)
Incoming minutes	1,198	983	937
Outgoing minutes	2,095	1,658	1,346
Total minutes	3,293	2,641	2,283
Incoming/outgoing ratio	0.57	0.59	0.70

Total incoming call volume decreased by 17.9% from 2013 to 2014, and further decreased by 4.7% in 2015, mainly due to the intensified market competition from VoIP-based international long distance service providers and other international long distance service providers. Similarly, due to this intensified competition, total outgoing call volume decreased by 20.9% from 2013 to 2014 and further decreased by 18.8% in 2015.

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

The following table sets forth information with respect to the average international long distance usage charge per minute that we received for outgoing international calls during the periods indicated:

	Year Ended December 31
	2013		2014		2015
Average international long distance usage charge (per minute)	NT$	3.8	NT$	4.4	NT$	5.0

Average charge per minute increased 11.8%, 15.8% and 13.6% in 2013, 2014 and 2015, respectively, mainly due to our focus on expanding the wholesale of international long distance minutes in higher-unit-price areas, such as Central and South America, Africa, Asia and Middle East.

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

The following table sets forth information with respect to our gross international settlement receipts and payments during the periods indicated.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Gross international settlement receipts	3.3	3.2	2.8	85.4
Gross international settlement payments	6.0	6.5	6.4	195.2

Our payments to international carriers on an aggregate basis have been greater than our receipts from these carriers primarily because our customers’ outgoing minutes exceeded incoming minutes. International settlement payments increased in 2014 mainly attributable to our actively promotion for international wholesale business mentioned above. However, international settlement receipts slightly decreased in 2014 primarily due to the decrease in the incoming minutes, which was primarily due to the worldwide trend of VoIP substitution. VoIP substitution is also the reason why both receipts and payments decreased in 2015.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. In particular, the total bandwidth of our lines leased increased by 111.2% in 2015.

The following table shows the bandwidth of international lines leased to third parties as of each of the dates indicated.

	As of December 31
	2013	2014	2015
	(in gigabits per second, or Gbps)
Total bandwidth	564.8	951.4	2,009.6

Rental fees for international long distance leased line are generally based on transmission speed and distance.

We continue to experience a decline in rental fees for international leased lines, partly as a result of competition from other international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$1.4 billion, NT$1.5 billion and NT$1.7 billion (US$50.9 million) in 2013, 2014 and 2015, respectively, mainly due to our expansion to the overseas markets and growing consumer demand mentioned above.

International Data Services

Our international data services include international IP VPN services and Taiwan internet gateway services. Total revenues for international data services were NT$1.5 billion, NT$1.7 billion and NT$2.0 billion (US$59.5 million) for 2013, 2014 and 2015, respectively. Due to the growth of the number of Taiwanese corporations with operations outside of Taiwan, we expect demand for IP VPN and Taiwan internet gateway services to continue to increase and our revenues from our international data services to continue to grow.

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

ICT and Other Services

Our ICT and other services in our international fixed communications business include corporate solution services. See “Emerging Services”.

Others

Our other business segment includes our non-telecom services, including property sales made by our subsidiary, Light Era Development Co., Ltd., or Light Era, and electronic products sales made by our subsidiary, Chunghwa Precision Test Tech Co., Ltd.

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Interconnection fee revenues:
Fixed line	1.2	1.1	1.0	29.0
Mobile(1)	6.0	4.8	3.7	113.9

Interconnection costs:
Fixed line	4.6	3.3	2.3	69.1
Mobile	6.2	4.9	3.9	119.1

(1)	We account for revenues from SMS air time charges under mobile VAS instead of interconnection for years. The table for the periods indicated uses accounting categorization described above.

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers is NT$0.4851 per minute during peak times and NT$0.2531 per minute during off-peak times.

The NCC has mandated mobile interconnection rate reduction over a period of four years starting on January 5, 2013. The rate should be reduced from NT$2.15 per minute to NT$1.15 per minute in four years with a CAGR of -14.5%. Therefore, our mobile interconnection revenues and costs decreased from 2013 to 2015.

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

Fixed interconnection costs decreased from 2013 to 2015 mainly due to (1) decreasing transition fees year over year, (2) reduction of mobile interconnection rate for fixed-line-to-mobile calls, and (3) decreasing traffic volume.

In accordance with governmental regulations, the contracts governing our interconnection arrangements must specifically address a number of prescribed issues. For example, our interconnection charge should reflect our costs with respect to the network elements used. In addition, cost increases are subject to approval by the regulatory authorities. We expect that our interconnection contracts will generally be reviewed annually, although we may also enter into long-term contracts. See “Regulation—Telecommunications Act—Interconnection Arrangements”.

Emerging Services

We continue leveraging our advantages in network infrastructure, IDC, Content Delivery Network, or CDN, etc. to offer customized ICT total solutions to enterprise customers and to expand our ICT business. The revenues from our ICT business are classified in “ICT and Other Services” of each business segment. We are offering ICT total solutions by integrating our capabilities of cloud, information security, IoT and customization expertise. We are developing in-house Big Data capability for future commercialization as well as cooperating with partners to develop an IoT ecosystem across various industries.

Our ICT services includes integrated services such as our iEN, ITS, and Internet of Vehicles. Our iEN service helps companies and corporations implement energy-saving measures through computer-driven data analysis. Our ITS service provides navigation, real-time traffic information and infotainment through mobile devices for cars and drivers. By leveraging high speed 4G mobile broadband networks, we offer innovative Internet of Vehicles services including GPS, audio and video streaming, car information, etc. available for tablets. In addition to developing ICT businesses mentioned above, we also pursue ICT projects from both public and private sectors aiming to expand our revenue streams.

Marketing, Sales and Distribution

Marketing Strategy

In order to retain and expand our large customer base and to encourage our customers to increase their use of our services and products, we continue to focus our marketing strategy on the following areas.

•	Services, Products and Bundled Offerings. We continually develop new VAS and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty.

•	Pricing and Promotions. We design flexible pricing packages that allow customers to select structures best tailored to their usage patterns, and design special promotional packages to encourage usage.

•	Distribution Channels. We seek to facilitate customer subscription by adding more service points. In addition, we seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, to expand our sales channels more effectively, we also implement an external sales agent system by collaborating with Senao, Synnex Technology International Corporation and Tsann Kuen Trans-Nation Group, which collaborations enable us to get closer to every customer.

•	Business Customers. We expanded our customer focus to include small and medium-sized enterprises, or SME, in addition to large corporations. We seek to serve the needs of large corporate customers by devoting a project manager or project engineer to service these customers. These account managers are responsible for developing customized solutions and tariff packages to meet the specific needs of our customers. We continually update and expand our service offerings so that we can remain a one-stop telecommunications services provider to our corporate customers and provide for all of their telecommunications needs. Our dedicated local teams serve the needs of small and medium-sized enterprises. These teams also use our data bank to identify and target potential clients for promoting our e-commerce and mobile services. In addition, we help our corporate customers improve their efficiency and competitiveness by creating information systems for them.

•	Advertising. We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as HiNet and emome. We plan to leverage our leading market position and status to strengthen the overall advantage of our product brands.

Sales and Distribution

Our marketing department at our corporate headquarters in Taipei is responsible for central business planning and formulating our marketing strategies and objectives. We have multiple marketing departments for our various businesses which are responsible for business and marketing planning.

As of December 31, 2015, we also had 17 operations offices, 468 service centers, 268 Senao exclusive service stores and 6 customer service call centers located throughout Taiwan that are responsible for operations, sales and customer service in their respective local areas.

In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan. Senao has been listed on the TWSE under the number “2450” since May 2001. Our equity ownership in Senao decreased from 31.33% as of January 15, 2007 to 29.31% as of March 31, 2016, due to the exercise of options by employees that were previously granted before 2007, which decrease was partially offset by Senao purchasing its treasury stock in June and July of 2015. We consolidated the results of operations of Senao because we control four out of seven seats on the board of directors through the support of large beneficial shareholders of Senao. Please refer to Note 3 and Note 15 of our consolidated financial statements included elsewhere in this annual report for description about the control relationship between the parent company and Senao. Our investment in Senao enhanced our mobile handset distribution and sales capabilities. Starting from January 2014, customers can subscribe for our broadband service, MOD service and other services at Senao retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and Senao about our business cooperation.

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

Approximately 13,540 of our employees were engaged in network infrastructure development, maintenance, operation and planning as of December 31, 2015.

Transmission Networks

As of December 31, 2015, our transmission networks consisted of approximately 1.67 million fiber kilometers of fiber optic cable for trunking and approximately 8.49 million fiber kilometers of fiber optic cable for local loop.

Between 2009 and 2013, we deployed next generation synchronous digital hierarchy, or NG SDH, and optical cross connect, or OXC, equipment for providing TDM and data service. Due to the emergence of packet-transport network, or PTN, technology, which is a cost-effective method for transmitting packet-based data services, we began the deployment of PTN and stopped the deployment of NG SDH network in 2014. Between 2007 and 2014, we deployed 40/80-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit and 10 gigabit packet over SDH and 10 gigabit Ethernet. Due to the high utilization of our existing ROADM network, we began to introduce the optical transport network, or OTN, trial network to meet the demand of 100G wavelength services in 2014. Between 2009 and 2013, we had already completed the deployment of 5,519 GbE OXC/NG SDH, which was stopped in 2014 due to the introduction of PTN. In addition, we had completed the deployment of 1,190 wavelength ROADM and 6,270 GbE PTN by the end of 2015. We will begin the large-scale deployment of OTN to meet demand for wavelength and sub-wavelength services in 2016.

As part of our strategic focuses on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high speed internet access and VPN. As of December 31, 2015, we have constructed approximately 6.92 million FTTx ports. Our FTTx service can offer high-speed broadband internet access rates up to 1 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services for the customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2015, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 17.1 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2015, our next generation network, or NGN core network capacity consisted of 1,160,000 local telephone subscribers, comprising 448,000 Session Initiation Protocol-based, or SIP-based, and 712,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We owned high-speed NGN Managed IP backbone network by the end of 2015 with 12 sets of 4 Tbps switch routers for the inner core network and more than 34 sets of 1.6 Tbps switch routers for the outer core network. The bandwidth of the network is approximately 1,375 Gbps as of the end of 2015. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 97 telecommunications service providers in 43 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had time-division multiplexing, or TDM, international gateway switches and NGN international gateway switch. We had a trunk capacity of 170,040 channels in total as of December 31, 2015.

As of December 31, 2015, we had invested in 19 submarine cables, nine of which land in Taiwan. We had increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 1,829 Gbps in 2014 to 2,245 Gbps in 2015.

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

We provide 2G mobile services based on the GSM network standards. Prior to October 22, 2014, we had the 900 MHz and 1800 MHz frequency bands paired with spectrum of 15 MHz and 11.25 MHz, respectively, for our 2G mobile services and the licenses will expire in June 2017. Due to the gradual migration of the 2G subscribers to 3G and 4G, we returned the 2G license in the 900 MHz frequency band to the NCC on October 22, 2014 and transferred the spectrum of 900 MHz frequency band to 4G mobile broadband license. Our usage right of the 900 MHz frequency band is changed from 15 MHz paired spectrum to 10 MHz paired spectrum since October 22, 2014, and the 10 MHz paired spectrum is shared by 2G GSM and 4G LTE networks adhering to the principle of technological neutrality of our 4G mobile broadband license. As of December 31, 2015, we had provided up to 99.9% population coverage on our GSM network. Since the launch of our 3G and 4G mobile services, we have gradually migrated GSM subscribers to 3G and 4G networks and have started to consolidate our GSM network. The number of our 2G subscribers has decreased from 2.6 million as of December 31, 2013, to 0.7 million as of December 31, 2015.

We have 15 MHz paired spectrum in the 2 GHz frequency band for our 3G mobile services, which was launched in July 2005. We contracted with Nokia Solutions and Networks Oy to provide the core network, radio access network, service network, transmission network and maintenance network for our 3G network. To meet the high growth in mobile data traffic, we have upgraded our existing High-Speed Packet Access Network to Dual Cell High-Speed Packet Access Plus (DC HSPA+ with capability of 42 Mbps and 5.76 Mbps each for Down-link and Up-link).

We have 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band for our 4G mobile broadband services, which were launched in May 2014. In December 2015, we obtained additional spectrum for 4G mobile broadband services of 30 MHz paired spectrum in the 2500 MHz and 2600 MHz frequency bands. We contracted with Nokia Solutions and Networks Oy and Ericsson Taiwan Ltd. to provide the radio access network, and Ericsson Taiwan Ltd. to provide the core network, respectively. In March 2016, we implement three frequency band CA technology into our 900/1800/2600 MHz frequency band base stations that is expected to increase users’ down-link speed over 300 Mbps.

We have also installed an intelligent network on our existing mobile services network infrastructure, which enable us to provide additional functions, such as prepaid and VPN services as well as a wide range of VAS.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 33 points of presence approximately 5,734,000 broadband remote access server ports and a backbone bandwidth of approximately 4,667 Gbps as of December 31, 2015. We aim to achieve HiNet’s points of presence and backbone bandwidth to approximately 5,617 Gbps by the end of 2016.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had high-speed internet protocol backbone network by the end of 2015 with 16 sets of 12.8Tbps/7.04Tbps/4.48Tbps/4Tbps/1.6Tbps switch routers for the inner core network and more than 50 sets of 5.28Tbps/4Tbps/2.64Tbps/1.6Tbps/640Gbps switch routers for the outer core network. We believe this network will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 920 Gbps as of December 31, 2015. As we expect that internet traffic flows to and from the United States will continue to increase, we have been continuously expanding our bandwidth to the United States. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Thailand.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. We have completed the construction of a digital cross connect system for provisioning and managing voice-grade data services throughout Taiwan with a total of 46 nodes. As of December 31, 2015, we had 344 frame relay ports, 922 asynchronous transfer mode ports and approximately 91,688 multi-protocol label switching internet protocol VPN virtual ports.

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

Competition

We face competition in virtually all aspects of our business.

Domestic Fixed Communications

•	Local and domestic long distance telephone services: Revenue from local and domestic long distance telephone service of telecommunication services providers has continuously decreased in the past few years primarily due to mobile and VoIP substitution. Competition from mobile data service providers increased significantly due to the popularity of smart mobile devices and mobile applications such as LINE and WeChat. Although there are other providers of fixed communications, including TWM Broadband, New Century Infocomm Tech. Co., Ltd. and APT, competition from these providers was not significant in the past few years.

•	Leased line services: Major competitors in this field are four fixed line operators including TWM Broadband, New Century Infocomm Tech. Co., Ltd., APT and Taiwan Optical Platform Co., Ltd. We believe that the leased line services providers primarily compete on the basis of price and the bandwidth speed of services.

•	Broadband internet access services: Major competitors in this field are five multiple-system operators, or MSOs, including Kbro Co., Ltd., China Network Systems Co., Ltd., TWM Broadband, Taiwan Broadband Communication Co., Ltd. and Taiwan Optical Platform Co., Ltd., and one fiber broadband service provider, namely Taiwan Intelligent Fiber Optic Network. With the increasing speed of mobile data service, we also face fierce competition from mobile data providers. We believe that the broadband internet access service providers primarily compete on the basis of price and the bandwidth speed of services.

•	MOD services: Major competitors in this field include five cable TV MSOs and 28 independent MSOs. We believe that the different service providers compete on the basis of the multimedia content offered along with the ability to offer converged services by offering comprehensive solutions including data communications, voice communications and multimedia content.

Mobile Communications

There are five mobile operators in Taiwan, including Chunghwa Telecom, Taiwan Mobile, Far EasTone, Taiwan Star Telecom Corporation Ltd., or T-Star, and APT. All of these five operators won 4G mobile broadband licenses in the auction finalized in October 2013. In addition to the big three, T-Star and APT underwent mergers and acquisitions in order to compete in the market for 4G mobile broadband services. T-Star merged with VIBO Telecom Inc., a former 3G operator, in October 2014, while APT merged with Ambit Corporation, one of the 4G mobile broadband license winners, in December 2015, with APT as the surviving company. Each 4G mobile broadband network operator has been providing promotional programs to attract consumers, including unlimited data plans. In addition to the 2G, 3G and 4G mobile network operators discussed above, First International Telecom used to operate a personal handy-phone network but was declared bankrupt by the Taiwan Taipei District Court on December 26, 2014, and discontinued operations on March 31, 2015.

In addition to the mobile network operators, the NCC has issued a total of 14 3G mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide 3G mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider. We are currently cooperating with Carrefour Telecom Co., Ltd. We may cooperate with other mobile virtual network operators in the future.

As of the end of 2015, there were no WiMAX service providers in Taiwan. The NCC has already recalled and released the 2500MHz and 2600MHz frequency band spectrum for 4G mobile broadband services through a bidding process in December 2015. We compete in the wireless services market primarily on the basis of premium brand, price, quality of service, network reliability and attractiveness of service packages.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet and TWM Broadband. We compete in the internet services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and VAS.

International Fixed Communications

Our major competitors are TWM Broadband, New Century Infocomm Tech. Co., Ltd. and APT, which have provided fixed-line services since June 2001. These operators are primarily focused on international long distance services and corporate customer services, which typically generate higher revenue than residential customers. There have been four submarine cable services licenses granted since August 2001. These submarine cable operators have begun offering international leased line services to other fixed-line operators, internet service providers and ISR operators.

Our international long distance services compete with international long distance resale services and VoIP services such as those provided by Line and Skype.

Cybersecurity and Personal Information Protection

To prevent increasing cyber risks and threats, we have implemented the measures described below.

•	We have built an online service system that enables Certificate Authority’s Secure Socket Layer functions that performs as a secure tunnel to transmit encrypted customer’s information. In addition, we offered the Global Trust Secure Site Seal to prevent from phishing attacks on payment web sites.

•	The high-availability systems in our data centers deploy firewall and Intrusion Prevention System, or IPS, to defend against hackers’ attacks.

•	All information systems and websites are scanned for vulnerabilities and a team of information security experts is responsible for conducting penetration testing on our information system, websites and Apps, to prevent leakage of customer information.

•	We have enhanced the firewall policy and adopted minimum principle to limit the IPs and ports access control, in order to reduce intrusion risk from hackers.

•	We have enhanced our system access controls including, among other measures, by using two-factor authentication and by limiting daily operational access to dedicated terminals in a separate network.

•	We have enhanced the retention and monitoring for all system, database, and applications logs as an additional information security measure and our managers review system logs and inquiry records on a daily basis.

•	We required our branch offices to comply with ISO27001 and obtain the ISO27001 certification.

•	We established CHT Security Operation Center, or SOC, which is responsible for incidents and threats monitoring, notification and emergency response.

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

To comply with the PIPA, we implemented a series of measures to avoid the leakage of customers’ information:

•	Personal information protection policies and regulations are defined in the operational rules of all of our business and service contracts.

•	According to our personal data safety and awareness plan, all of our employees are required to take training programs and to pass the awareness test at least twice per year.

•	We required our branch offices to implement a drill in personal data leakage incident handling once a year.

•	Our auditing department completes an annual audit plan and regularly audits information circulation in each department on customer information management and protection.

•	We enforced customer service center and call center to comply with BS10012 and obtain the BS10012 certification.

•	Documents containing customer’s personal information are labeled “highly confidential”.

Property, plant and equipment

Our property, plant and equipment consist mainly of telecommunications equipment, land and buildings located throughout Taiwan. Although we have a significant amount of land and buildings throughout Taiwan, most of our properties are for operational use and only a small part of them are for investment purposes, which were classified as “investment properties” in our consolidated financial statements included in this annual report. Notes 17 and 18 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our “Property, plant and equipment” and “Investment properties”, respectively. See “Item 3. Key Information—D. Risk Factors—Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters” for a discussion of environmental issues that may affect utilization of our assets.

Our property development subsidiary, Light Era, acquired land located near the high speed rail station in Taoyuan in October 2012. This property, which was classified as “inventories” in our consolidated financial statements included in this annual report, will be used to develop intelligent homes, in which our fiber broadband and ICT services, such as energy saving technologies, will be deployed. See Note 12 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding our inventories.

We are now focusing more on rental income and will continue seeking development opportunities from the ROC central and local government urban planning programs to increase the value of our land, buildings and equipment. We have received approximately NT$609.7 million (US$18.6 million) in rental income from properties in 2015.

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

Except as disclosed in our annual report, we believe that we have not been involved in any legal or arbitration proceedings during 2013, 2014 or 2015 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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

Mobile Broadband Services. Pursuant to the Regulations for Administration of Mobile Broadband Businesses, the 4G mobile broadband service providers must obtain the concession license issued by the NCC before providing 4G mobile broadband services. The license granted for the application in 2013 is valid from the license issue date until December 31, 2030 and the license granted for the application in 2015 is valid from the license issue date until December 31, 2033. The operation area of 4G mobile broadband services covers throughout the ROC.

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

The mobile broadband services license was released for the first time in 2013. We received the 4G mobile broadband services license on April 30, 2014, and launched the services on May 29, 2014. Mobile broadband services licenses were released for bidding for a second time in 2015, and we were declared the winning bidder on December 7, 2015. After the revision of our 2500MHz and 2600MHz business plan was approved by the NCC on January 27, 2016, we received a permit for establishment by the NCC on February 17, 2016, in accordance with such business plan, and now we are accelerating the deployment of 4G base stations with these frequency bands. We received the license to operate these frequency bands on March 23, 2016, and put these frequency bands into use on March 24, 2016.

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

Telecommunications Numbers

According to the Telecommunications Act, numbering codes, subscriber numbers, identification numbers and other telecommunication numbers will be distributed and managed by the NCC. These telecommunication numbers may not be used or changed without approval by the NCC. In order to maintain effective use of available telecommunication numbers, the Telecommunications Act empowers the NCC to reallocate and retrieve assigned telecommunication numbers and to collect a usage fee for distributed telecommunication numbers. According to the Regulations for Usage Fees of Specific Telecommunications Numbers, telecommunications service providers have to pay 70% of revenues collected from the auctioning off and selection of “golden numbers” and the standard usage rates for “special identification numbers” in use.

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

In addition, changes in tariffs charged by dominant Type 1 service providers (notwithstanding the type of their respective services) may not, in any event, be greater than the annual growth rate of the consumer price index in Taiwan adjusted by a set constant, which will be periodically determined and announced by the NCC. For example, if:

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

•	the monthly fee for other local and domestic long distance leased lines

•	the interconnection fee for internet bandwidth interconnection

•	no set constant to be applied to the call charges for the domestic fixed communication services during the following periods:

•	the integrated services operators and the domestic telephone services operators can determine the tariff adjustment for the domestic telephone services during the specific period and seek NCC’s approval or recognition

•	the specific periods include 11:00 p.m. to 8:00 a.m. from Monday to Friday, 12:00 a.m. Saturday to 8.00 a.m. Monday, and the entire day of a national holiday

•	the set constant to be applied to the tariff adjustment for the mobile services and the 3G mobile services is 5% and covers the following:

•	2G mobile service and 3G mobile service operators

•	tariffs of the following:

•	domestic short messaging services

•	calls made from a 2G mobile service customer or from a 3G service network to a domestic fixed communication network

•	calls made from a 2G mobile service customer or from a 3G service network to a 2G mobile service network, a 3G mobile service network, a 1900MHz Digital Low-Tier Cordless Telephone Service, or PHS, or WiMAX services

•	the set constant to be applied to the cellular voice access charge will be announced separately after the amendment to the relevant regulations.

•	the set constant to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan.

On February 7, 2013, the NCC announced that effective from April 1, 2013 to March 31, 2017:

•	the set constant to be applied to the tariff adjustment for the fixed line integrated services is 5.1749% and covers the following:

•	dominant providers of local network services and long-distance network services in Type I service

•	tariffs of the following:

•	the monthly fee for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, and fiber-to-the-building, or FTTB)

•	wholesale prices of the following:

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between internet service providers and their customers

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between an internet service provider and another internet service provider

•	the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and another Type 1 telecommunication service provider; the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and a Type 2 telecommunication service provider who provides simple resale and network telephone service of E.164 user numbers

•	the monthly fee for other local and domestic long distance leased lines

•	the interconnection fee for internet bandwidth interconnection

•	the set constant to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan, no increase in tariffs is allowed.

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

The Regulations Governing Network Interconnection among Telecommunications Enterprises specifies the charges for network interconnection among Type I service providers as follow:

•	Before January 1, 2011, except for international communications, tariffs for communications between a mobile telecommunications network and a fixed-line network were collected from the call-originating subscribers by the call-originating service provider pursuant to the tariff schedules set by the mobile communication service provider, and revenues or any uncollectible accounts from such tariffs went to the mobile service provider. However, from January 1, 2011, although the tariffs shall still be paid by the call-originating subscribers, the tariff schedules are set by the call-originating network service provider, and revenues or any uncollectible accounts from such tariff shall go to the call-originating service provider. During the transition period from January 1, 2011 to December 31, 2016, we, as a dominant Type I fixed-line service provider, shall pay extra transition fee in addition to access charges to the mobile communications service providers.

•	Tariffs for communications between mobile telecommunications networks shall be paid by the call-originating subscribers pursuant to the tariff schedules set by the call-originating service providers, and the revenues or any uncollectible accounts from such tariffs shall go to the call-originating service providers.

•	Tariffs for communications between fixed-line network will be determined by the following principles:

•	tariffs for communications between the local telephone networks shall be paid by the call- originating subscribers pursuant to the tariff schedules set forth by the call-originating service providers, and revenues or any uncollectible accounts from such tariffs shall be allocated to the call-originating service providers;

•	tariff schedules for local telephone network subscribers using domestic long-distance telephone services shall be set by the domestic long-distance telephone service provider and tariffs shall be collected from local telephone network subscribers using domestic long-distance telephone services. Revenues or any uncollectible accounts from such tariffs shall be allocated to the domestic long-distance telephone service providers; and

•

tariff schedules for local telephone network subscribers using international long-distance telephone services shall be set by the international long-distance telephone service provider and collected from local telephone network subscribers using international long-distance telephone services. Revenues or any uncollectible accounts from such tariffs shall be allocated to the international long-distance telephone service providers.

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

Spectrum Allocation

The MOTC is responsible for allocating all radio related frequencies primarily according to the standards set by the International Telecommunications Union. The NCC is responsible for the licensing of operators to use these frequencies. The 900 MHz and 1,800 MHz frequency bands have been allocated for 2G mobile services and the licenses will be expired in June 2017. A total of 40 MHz of FDD spectrum around the 850 MHz frequency band and a total of 110 MHz of FDD spectrum around the 2.1 GHz band have been allocated for 3G mobile services, and the licenses will be expired in December 2018.

On October 30, 2013, NCC completed the bidding process for the spectrum to provide 4G mobile broadband services and a total of 270MHz of FDD spectrum over 700MHz, 900MHz, and 1800MHz frequency bands have been assigned to six nominated bidders, including us, and the licenses will expire in December 2030. The spectrum for 4G mobile broadband services was released adhering to the principle of technological neutrality. Mobile broadband services can be offered by heterogeneous networks, or HetNet, including the 4G network and the 2G network under this technology-neutral spectrum. On December 7, 2015, the NCC completed a second round of bidding on 4G frequency band spectrum. A total of 190 MHz spectrum of the 2500 MHz and 2600 MHz frequency bands were assigned to four nominated bidders, Far EasTone, T-Star, APT and us, and the licenses will expire in December 2033.

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

Co-location

We have been declared by the governmental authority as a dominant Type I service provider for fixed-line, 2G and 3G services. According to the Telecommunication Act, the Regulations for Administration on Fixed Network Telecommunications Business and the Regulations Governing Network Interconnection among Telecommunications Enterprises, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations. As of the end of 2015, we had been co-locating 27 Point of Interface, or POI sites and 2 cable stations with other Type I fixed-line service providers and 9 POI sites with other Type I mobile service providers.

Ownership Limitations

The laws of the ROC limit foreign ownership of our common shares. Prior to March 1, 2006, the MOTC, as the competent authority under the March 1, 2006, the NCC replaced the MOTC as the competent authority under the Telecommunications Act pursuant to the Organization Law. On July 18, 2006, the MOTC and the NCC reached an agreement where the MOTC will have the authority to adjust foreign ownership limits only after negotiations with the NCC. On June 14, 2007, we applied to both the NCC and the MOTC, asking for an increase in direct and indirect foreign ownership cap of our common shares. After consultation with the NCC, the MOTC raised our foreign ownership cap of direct and indirect shareholdings from 49% to 55%. Our foreign ownership limitation of total direct shareholdings remained at 49%.

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

According to the FTC’s Explanation on Regulations Governing Telecommunication Industry, a telecommunications enterprise with monopoly status is likely to be involved with the following activities regulated by the FTA: conducting predatory pricing, price squeezing, cross-subsidies, price discrimination, blocking access to essential facilities, inappropriate preference or differential treatment and entering into long-term agreements to restrict the ability to change counterparties.

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

Once the telecommunications enterprise files the merger application with the FTC, the FTC will evaluate the pros and cons of the merger by weighing the potential economic efficiency against the disadvantage of reduced competition. If the FTC finds the potential economic efficiency generated from the merger should be able to offset the disadvantage of reduced competition caused, the FTC will grant the approval for the merger. Furthermore, the FTC may, when granting an approval, impose certain conditions or undertakings on the applicants to ensure that the overall economic benefit to be generated from the merger outweighs the disadvantage of the reduction in competition.

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

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2016.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2015 have been translated into U.S. dollar amounts using US$1.00=NT$32.79, set forth in the statistical release of the Federal Reserve Board on December 31, 2015. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2013	2014	2015
Revenues:
Domestic fixed communications business	32.2%	31.8%	31.3%
Mobile communications business	48.5	48.8	49.6
Internet business	11.2	11.5	11.1
International fixed communications business	6.9	6.8	6.7
Others	1.2	1.1	1.3

Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last three years. We derive domestic fixed communications from the provision of FTTx and ADSL access services that provides customers with data access lines. The percentage of total revenues derived from domestic fixed communication decreased in both 2014 and 2015 mainly due to the decline of domestic long distance and local call service revenue because of mobile and VoIP substitution, and reductions in tariffs for FTTx and ADSL services. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

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

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of HiNet internet service and internet VAS. The percentage of revenues from internet services within total revenues increased from 2013 to 2014, primarily due to the revenue growth in IDC and ICT areas by our subsidiary, CHIEF Telecom Inc., or CHIEF, as well as in government-related internet VAS. The percentage of revenues from internet services within total revenues decreased from 2014 to 2015, mainly due to the decrease in VAS revenue generated from information services of the land administration system that we established for the Land Administration Department of local governments, and the decrease was primarily affected by the downturn in the property market.

We derived our international fixed communications revenues mainly from international long distance telephone services, international leased line services and international data services. Revenues from our international fixed communications business as a percentage of our total revenues slightly decreased from 2013 to 2015, because our international long distance telephone services revenue continued to decline due to VoIP substitution.

Our other revenues decreased from 2013 to 2014, primarily due to lower property sales by our subsidiary, Light Era, and lower government-related ICT revenues by our subsidiary, Chunghwa System Integration Co., Ltd. Our other revenues increased from 2014 to 2015, and the increase was mainly due to operating growth derived from one of our subsidiaries, Chunghwa Precision Test Tech. Co., Ltd., a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

On January 29, 2010, the NCC announced a tariff reduction plan starting on April 1, 2010 to March 31, 2013. The percentage of decrease set by NCC was ΔCPI—4.816% for IP Peering fees, domestic leased-line fees, ADSL access fees and long distance tariffs, and ΔCPI—5.00% for fees for mobile calls to local fixed-lines and other networks and domestic mobile SMS, where ΔCPI is the year-over-year change of the consumer price index of previous year released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan. On February 7, 2013, the NCC announced a new plan for tariff reductions in wholesale tariffs for IP peering and domestic leased line services, and in monthly fees for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, and fiber-to-the-building, or FTTB) over a period of four years starting on April 1, 2013, which are subject to a reduction by ΔCPI—5.1749%. The ΔCPI for 2012 that was used for the tariff reduction starting from April 1, 2013 was 1.93%; and the ΔCPI for 2013 that was used for the tariff reduction starting from April 1, 2014 was 0.79%; and the ΔCPI for 2014 that was used for the tariff reduction starting from April 1, 2015 was 1.2%; and the ΔCPI for 2015 that was used for the tariff reduction starting from April 1, 2016 was -0.31%. While mobile tariffs will not be regulated in this round, according to the revised Administrative Rules for Network Interconnection, the mobile interconnection fees should be reduced from the current NT$2.15 per minute to NT$1.15 per minute, over the period of four years starting from January 5, 2013.

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

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. In particular, we have enhanced our telecommunications services through:

•	continuing to accelerate LTE network construction to improve coverage nationwide and to enhance capacity in dense urban areas after the launch of 4G mobile broadband services in May 2014;

•	the implementation of a network modernization program, including a gradual transfer from our public switched telephone network to a system based on internet protocol, to remain at the forefront of new technologies;

•	the development and deployment of environmentally friendly IDCs for meeting the new demands of co-location and cloud computing services;

•	the deployment of a high-capacity long-haul OTN, and a nationwide internet protocol backbone network with hundreds of Gbps switching routers for internet and managed IP services; and

•	the expansion and upgrade of our mobile services network as well as Wi-Fi to improve indoor mobile network coverage and transmission speed for mobile internet.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2013, 2014 and 2015, personnel expenses represented 25.0%, 25.5% and 26.1% of our total operating costs and expenses, respectively, and pension costs represented 1.8%, 1.9% and 1.9% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2013		2014		2015
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	24.9	13.9%	24.9	13.6%	25.5	14.1%
Insurance	2.4	1.3	2.6	1.4	2.6	1.4
Pension	3.3	1.8	3.4	1.9	3.4	1.9
Other(1)	14.5	8.0	15.7	8.6	15.8	8.7

Total personnel expenses	45.1	25.0%	46.6	25.5%	47.3	26.1%

Total operating costs and expenses	180.4	100.0%	182.4	100.0%	181.3	100.0%

(1)	Includes employee bonuses.

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

In 1997, the Income Tax Law of the ROC was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, after-tax earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year are assessed with a 10% unappropriated earnings tax. See “Item 10. Additional Information—E. Taxation—ROC Taxation—Dividends”. Under IFRSs, the 10% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. In accordance with ROC laws and regulations, we offset the decrease of unappropriated earnings arising from the impact of first adoption of Taiwan IFRSs with earnings generated in 2013 before we made any appropriation of earnings in 2014, therefore, the accrued 10% unappropriated earnings tax in 2013 was lower than that in 2014. In 2014, due to the reversal of the 10% unappropriated earnings tax accrued in 2013, which was much lower than that accrued in 2014, net unappropriated earnings tax accrued in 2014 was higher than that accrued in 2015. As a result, our effective tax rate decreased from 19.3% in 2014 to 17.5% in 2015.

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

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as income based upon actual usage by customers.

Where we enter into transactions which involve both the provision of air time bundled with products such as 3G data card and handsets, total consideration received from products and air time in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products or services. Relative fair values are based on the selling prices of handsets on a standalone basis and the monthly fees provided in the subscription contracts.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, under the premises when it is probable that the economic benefits related to the transactions will flow to us and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits related to the transactions will flow to us and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Impairment of Trade notes and Accounts Receivable

When there is objective evidence showing indications of impairment, we consider the estimation of future cash flows. The amount of impairment will be measured as the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, as the impact from discounting short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated undiscounted future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

We maintain an allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past customers default experience and their credit status, and economic and industrial factors. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly.

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

Useful Lives of Long-Lived Assets

A significant portion of our total assets consists of long-lived assets, primarily property, plant and equipment and definite-lived intangibles. We estimate the useful lives of property, plant and equipment and other long-lived assets with finite lives in order to determine the period of time over which depreciation and amortization expenses should be recorded. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. Further, we review the estimated useful lives of long-lived assets at the balance sheet date. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in the relevant periods. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. We review these types of assets for impairment quarterly, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of an asset. In assessing impairments, we use estimated cash flows that take into account management’s estimates of future operations.

Control over Subsidiaries

Some entities are our subsidiaries although we only own less than 50% ownership interest in these entities. After considering our absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other shareholders, and the contractual arrangements between us and other investors, potential voting interests and the written agreement between shareholders, the management concluded that we have a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore we have control over these entities.

Investments in Unconsolidated Companies

An associate is an entity over which we have significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby we and other parties that have joint control of the arrangement and have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or joint venture is initially recognized at cost and adjusted thereafter to recognize our share of the profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received.

When we subscribe for additional new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of our proportionate interest in the associate and joint venture. We record such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for by the equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over our share of the fair value of the identifiable net assets and liabilities of an associate and joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of our share of the net fair value of the identifiable assets and liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

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

Our other equity investments are classified as available-for-sale, or AFS, financial assets including: listed stocks, emerging market stocks, and unlisted stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

The process of assessing whether a particular investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the recoverable amounts in consideration of the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of non-foreign private issuers, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the carrying value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2013, 2014 and 2015, we recognized impairment losses of NT$66 million, NT$23 million and NT$107 million (US$3.3 million), respectively, for the investments classified as AFS financial assets.

Impairment of long-lived assets and intangible assets

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

In 2013, 2014 and 2015, we determined that some of our telecommunication equipment and miscellaneous equipment were impaired and recognized an impairment loss of NT$254 million, NT$64 thousand, and NT$138 million (US$4.2 million) respectively.

In 2013 and 2015, we determined that some of our investment properties’ recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount and recognized reversals of impairment loss of NT$246 million and NT$142 million (US$4.3 million), respectively.

Goodwill amounting to NT$18 million arising from the business combination of a subsidiary, Chunghwa Investment Co., Ltd., or CHI, was fully impaired for the year ended December 31, 2013 because CHI underwent organizational and operational downsizing, and the goodwill was considered no longer exist.

Pension Benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees rendered services entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in our defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. If the temporary difference arises from the initial recognition, other than in a business combination, of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, the resulting deferred tax asset or liability is not recognized. In addition, a deferred tax liability is not recognized on taxable temporary difference arising from initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits from purchase of machinery, equipment and technology, and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which we expect at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

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

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in billions)
Revenues:
Domestic Fixed Communications	73.5	72.1	72.5	2.2
Mobile communications	110.6	110.7	114.9	3.5
Internet	25.4	26.0	25.8	0.8
International fixed communications	15.8	15.3	15.5	0.5
Others	2.7	2.5	3.1	0.1

Total revenues	228.0	226.6	231.8	7.1

Operating costs	147.3	148.4	148.1	4.5

Operating expenses:
Marketing	25.2	26.1	25.1	0.8
General and administrative	4.2	4.4	4.5	0.1
Research and development	3.7	3.5	3.6	0.1

Total operating expenses	33.1	34.0	33.2	1.0

Other income and expenses	0.1	0.6	(0.1)	—

Income from operations	47.7	44.8	50.4	1.6
Other income, net	1.4	1.8	1.6	—

Income before income tax	49.1	46.6	52.0	1.6
Income tax expense	6.5	9.0	9.1	0.3

Consolidated net income	42.6	37.6	42.9	1.3

Attributable to:
Stockholders of the parent	41.5	37.0	42.1	1.3
Noncontrolling interests	1.1	0.6	0.8	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2013	2014	2015
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	32.2%	31.8%	31.3%
Mobile communications	48.5	48.8	49.6
Internet	11.2	11.5	11.1
International fixed communications	6.9	6.8	6.7
Others	1.2	1.1	1.3

Total revenues	100.0%	100.0%	100.0%

Operating costs	64.6%	65.5%	63.9%

Operating expenses:
Marketing	11.1	11.5	10.8
General and administrative	1.8	2.0	1.9
Research and development	1.6	1.5	1.6

Total operating expenses	14.5	15.0	14.3

Other income and expenses	—	0.3	(0.1)

Income from operations	20.9	19.8	21.7
Other income, net	0.6	0.8	0.7

Income before income tax	21.5	20.6	22.4
Income tax expense	2.8	4.0	3.9

Consolidated net income	18.7%	16.6%	18.5%

Attributable to:
Stockholders of the parent	18.2%	16.3%	18.2%
Noncontrolling interests	0.5%	0.3%	0.3%

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before tax.

The year ended December 31, 2015 compared with the year ended December 31, 2014

Revenues

Our revenues increased by 2.3% from NT$226.6 billion in 2014 to NT$231.8 billion (US$7.1 billion) in 2015. This increase was primarily due to the increase in revenues generated from mobile communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.8% and 31.3% of our revenues in 2014 and 2015, respectively. Our domestic fixed-line revenues increased by 0.7% from NT$72.1 billion in 2014 to NT$72.5 billion (US$2.2 billion) in 2015 primarily due to growth in ICT revenues generated by enterprises and government, which was partially offset by a decrease in local and domestic long distance telephone revenues.

Local telephone services. Our local telephone revenues decreased from NT$35.6 billion in 2014 to NT$33.6 billion (US$1.0 billion) in 2015 with a 9.1% decline in traffic volume from 11.6 billion minutes in 2014 to 10.5 billion minutes in 2015. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to mobile and internet telephone services. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 5.7% from NT$3.3 billion in 2014 to NT$3.1 billion (US$0.1 billion) in 2015. This decrease was mainly due to the traffic migration to mobile services and the increased use of VoIP applications.

Broadband access. The number of our FTTx customers increased from approximately 3.1 million in 2014 to approximately 3.4 million in 2015. The number of our ADSL customers decreased from 1.4 million in 2014 to 1.1 million in 2015 due to the customers’ migration to our FTTx services. Revenues generated from broadband access slightly increased from NT$19.1 billion in 2014 to NT$19.3 billion (US$0.6 billion) in 2015, mainly due to our successful migration strategy mentioned above.

Domestic leased line. Our tariffs for overall leased line services have continued to decrease due to competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high speed broadband services. Revenues generated from domestic leased line services decreased from NT$4.6 billion in 2014 to NT$4.4 billion (US$0.1 billion) in 2015.

MOD. Revenues generated from our MOD services decreased by 3.0% from NT$2.6 billion in 2014 to NT$2.5 billion (US$0.1 billion) in 2015. This decrease was due to the adjustment in our cooperation schemes with channel providers. The new schemes bring down our operating expenses while also impacting our revenues at the same time. We expect this structural shift to enhance our IPTV margins in the mid-to-long term.

Others. Other revenues increased by 39.6% from NT$6.9 billion in 2014 to NT$9.6 billion (US$0.3 billion) in 2015. This increase was mainly due to the increased number of ICT projects generated by enterprises and government.

Mobile communications

Revenues from our mobile communications business segment accounted for 48.8% and 49.6% of our revenues in 2014 and 2015, respectively. Revenues from our mobile communications business segment increased by 3.8% from NT$110.7 billion in 2014 to NT$114.9 billion (US$3.5 billion) in 2015. This increase was principally due to growth in mobile VAS revenues and was partially offset by a decline in mobile voice telecommunication revenues. The decrease in mobile voice telecommunication traffic was mainly due to migration to free VoIP applications.

Mobile services. Revenues from our mobile services accounted for 34.2% and 34.9% of our revenues in 2014 and 2015, respectively. Revenues from our mobile services increased by 4.4% from NT$77.5 billion in 2014 to NT$80.9 billion (US$2.5 billion) in 2015 due to an increase in mobile VAS revenues from NT$34.8 billion in 2014 to NT$39.6 billion (US$1.2 billion) in 2015, which was partially offset by a decline in mobile voice telecommunication revenues.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 14.3% of our revenues both in 2014 and 2015. Revenues from our sales of mobile handsets, tablets and data cards increased by 2.2% from NT$32.5 billion in 2014 to NT$33.2 billion (US$1.0 billion) in 2015. This increase was principally due to an increase in sales of smart devices such as iPhone.

Internet

Internet revenues accounted for 11.5% and 11.1% of our revenues in 2014 and 2015, respectively. Revenues from our internet services decreased slightly by 0.8% from NT$26.0 billion in 2014 to NT$25.8 billion

(US$0.8 billion) in 2015 due to a decrease in VAS revenue generated from information services of the land administration system that we established for the Land Administration Department of local governments, and the decrease was primarily affected by the downturn in the property market.

International fixed communications

International fixed communications revenues accounted for 6.8% and 6.7% of our revenues in 2014 and 2015, respectively. Our international fixed communications revenues increased by 1.0% from NT$15.3 billion in 2014 to NT$15.5 billion (US$0.5 billion) in 2015. This increase was mainly derived from one of our overseas subsidiaries, and from international leased line and international data services.

International long distance telephone services. Our international long distance telephone revenues decreased by 7.5% from NT$10.4 billion in 2014 to NT$9.6 billion (US$0.3 billion) in 2015 due to migration to VoIP-based international long distance service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 13.1% from NT$3.2 billion in 2014 to NT$3.6 billion (US$0.1 billion) in 2015. The increase was mainly due to our expansion to overseas markets such as Japan, Hong Kong, Singapore, Thailand and Cambodia and increased demand for our international leased line, IP Transit and VPN services.

International ICT and other services. Our international ICT and other revenues increased by 50.1% from NT$1.0 billion in 2014 to NT$1.6 billion (US$47.4 million) in 2015. The increase was mainly due to increased revenues generated from the wholesale of international long distance minutes derived from one of our overseas subsidiaries, Chunghwa Telecom Singapore Pte., Ltd.

Others

Other revenues accounted for 1.1% and 1.3% of our revenues in 2014 and 2015, respectively. Our other revenues increased by 22.3% from NT$2.5 billion in 2014 to NT$3.1 billion (US$0.1 billion) in 2015. The increase was mainly due to operating growth derived from one of our subsidiaries, Chunghwa Precision Test Tech. Co., Ltd., a semiconductor testing company.

Operating Costs

Operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs decreased by 0.2% from NT$148.4 billion in 2014 to NT$148.1 billion (US$4.5 billion) in 2015. This decrease was primarily due to a decrease of NT$2.8 billion (US$0.1 billion) in interconnection and service expenses, and a decrease of NT$1.4 billion (US$42.4 million) in depreciation expenses. The decrease was partially offset by an increase of NT$2.3 billion (US$68.6 million) in ICT costs, an increase of NT$1.0 billion (US$31.3 million) in cost of goods sold and an increase of NT$0.8 billion (US$25.2 million) in amortization expenses.

Operating Expenses

Our operating expenses decreased by 2.5% from NT$34.0 billion in 2014 to NT$33.2 billion (US$1.0 billion) in 2015. This decrease was primarily due to a decrease in marketing expenses.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, decreased by 4.1% from NT$26.1 billion in 2014 to NT$25.1 billion

(US$0.8 billion) in 2015. This decrease was primarily due to a decrease of outsourcing expenses in 2015 and the voluntary retirement program implemented in 2014, which resulted in a higher pension expense in 2014.

General and administrative

Our general and administrative expenses increased by 2.3% from NT$4.4 billion in 2014 to NT$4.5 billion (US$0.1 billion) in 2015. This increase was primarily due to an increase in bonuses to employees.

Research and development

Our research and development expenses increased by 3.2% from NT$3.5 billion in 2014 to NT$3.6 billion (US$0.1 billion) in 2015. This increase was primarily due to an increase in personnel expenses for research and development. In 2014 and 2015, we did not capitalize any research and development expenses as intangible assets because there were no research and development expenses related to development or the development phase of an internal project in 2014 and 2015.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Other	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2015
Operating costs and expenses	71.0	98.9	20.6	16.5	9.2	(34.9)	181.3
Depreciation and amortization	17.5	10.4	3.6	1.5	0.4	—	33.4
For the year ended December 31, 2014
Operating costs and expenses	72.6	96.9	21.3	17.5	8.5	(34.4)	182.4
Depreciation and amortization	18.6	9.9	3.4	1.8	0.4	—	34.1

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 2.2% from NT$72.6 billion in 2014 to NT$71.0 billion (US$2.2 billion) in 2015, primarily due to a decrease of NT$2.1 billion (US$0.1 billion) in intersegment interconnection costs, a decrease of NT$1.1 billion (US$32.0 million) in depreciation and amortization expenses, a decrease of NT$0.7 billion (US$18.9 million) in personnel expenses, and a decrease of NT$0.7 billion (US$20.1 million) in material expenses. The decrease in our operating costs was partially offset by an increase of NT$2.7 billion (US$0.1 billion) in ICT costs.

Mobile communications

Our mobile communications operating costs and expenses increased by 2.1% from NT$96.9 billion in 2014 to NT$98.9 billion (US$3.0 billion) in 2015. This increase was primarily due to an increase of NT$2.4 billion (US$0.1 billion) in leased line expenses, an increase of NT$1.0 billion (US$30.5 million) in cost of goods sold, and an increase of NT$0.5 billion (US$16.2 million) in depreciation and amortization expenses from 4G mobile broadband construction and license fees. The increase in our operating costs was partially offset by a decrease of NT$1.6 billion (US$47.6 million) in interconnection costs.

Internet

Our internet operating costs and expenses decreased by 2.9% from NT$21.3 billion in 2014 to NT$20.6 billion (US$0.6 billion) in 2015. This decrease was primarily due to a decrease of NT$0.6 billion (US$16.5 million) in internet VAS expenses and a decrease of NT$0.5 billion (US$16.2 million) in ICT costs. The decrease in our operating costs was partially offset by an increase of NT$0.6 billion (US$17.1 million) in maintenance and rental expenses.

International fixed communications

Our international fixed communications costs and expenses decreased by 5.6% from NT$17.5 billion in 2014 to NT$16.5 billion (US$0.5 billion) in 2015. The decrease was primarily due to a decrease of NT$0.6 billion (US$18.6 million) in intersegment interconnection costs, a decrease of NT$0.3 billion (US$8.8 million) in depreciation and amortization expenses, a decrease of NT$0.2 billion (US$6.1 million) in personnel expenses and a decrease of NT$0.2 billion (US$7.3 million) in rental expenses for international communications equipment. The decrease in our operating costs was partially offset by an increase of NT$0.5 billion (US$17.7 million) in operating costs and expenses from our subsidiaries, Chunghwa Telecom Singapore Pte., Ltd, and Donghwa Telecom Co., Ltd. due to the business growth of these two entities.

Others

The costs and expenses from our other business increased by 9.4% from NT$8.5 billion in 2014 to NT$9.2 billion (US$0.3 billion) in 2015. The increase was primarily due to an increase in personnel expenses from our subsidiary, Honghwa. The increase was partially offset by a decrease in personnel costs and ICT costs of Chunghwa Telecom Co., Ltd.

Other Income and Expenses

We recorded net other income of NT$0.6 billion in 2014 and net other expenses of NT$0.1 billion (US$3.2 million) in 2015, respectively. The difference between 2014 and 2015 was primarily due to the gain on disposal of investment properties of NT$0.6 billion in 2014 by our subsidiary, Light Era.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 12.4% from NT$44.8 billion in 2014 to NT$50.4 billion (US$1.5 billion) in 2015. Our operating margin increased from 19.8% in 2014 to 21.7% in 2015.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Other	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2015
Revenues from external customers	72.5	114.9	25.8	15.5	3.1	—	231.8
Intersegment service revenues	21.4	3.5	4.7	2.1	3.2	(34.9)

	93.9	118.4	30.5	17.6	6.3	(34.9)	231.8

Segment income before income tax	23.3	19.4	9.9	1.1	(1.7)	—	52.0

For the year ended December 31, 2014
Revenues from external customers	72.1	110.7	26.0	15.3	2.5	—	226.6
Intersegment service revenues	19.7	5.3	4.7	2.3	2.4	(34.4)

	91.8	116.0	30.7	17.6	4.9	(34.4)	226.6

Segment income before income tax	19.5	19.3	9.6	0.2	(2.0)	—	46.6

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 18.9% from NT$19.5 billion in 2014 to NT$23.3 billion (US$0.7 billion) in 2015; segment income before tax for our mobile communications business increased by 0.4% from NT$19.3 billion in 2014 to NT$19.4 billion (US$0.6 billion) in 2015; segment income before tax for our internet business increased by 3.9%

from NT$9.6 billion in 2014 to NT$9.9 billion (US$0.3 billion) in 2015; segment income before tax for our international fixed communications business increased by 486.4% from NT$0.2 billion in 2014 to NT$1.1 billion (US$0.03 billion) in 2015; and segment loss for our other business segments decreased by 16.3% from NT$2.0 billion in 2014 to NT$1.7 billion (US$0.05 billion) in 2015.

Non-operating Income and Expenses

Our non-operating income decreased from NT$1.8 billion in 2014 to NT$1.6 billion (US$0.05 billion) in 2015. This decrease was primarily due to a decrease in foreign currency exchange gains and an increase in impairment losses on available-for-sale financial assets.

Income Tax

Our income tax was NT$9.0 billion and NT$9.1 billion (US$0.3 billion) in 2014 and 2015, respectively. Our effective tax rate was 19.3% in 2014 and 17.5% in 2015. The decrease in our effective tax rate from 2014 to 2015 was primarily due to a decrease in the accrued 10% tax on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$37.0 billion and NT$42.1 billion (US$1.3 billion) in 2014 and 2015, respectively. Our net margin increased from 16.3% in 2014 to 18.2% in 2015.

The year ended December 31, 2014 compared with the year ended December 31, 2013

Revenues

Our revenues decreased by 0.6% from NT$228.0 billion in 2013 to NT$226.6 billion in 2014. This decrease was primarily due to the decrease in revenues generated from domestic fixed communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 32.2% and 31.8% of our revenues in 2013 and 2014, respectively. Our domestic fixed-line revenues decreased by 2.0% from NT$73.5 billion in 2013 to NT$72.1 billion in 2014 primarily due to the general migration to the use of mobile services and the increased use of VoIP applications.

Local telephone services. Our local telephone revenues decreased from NT$37.8 billion in 2013 to NT$35.6 billion in 2014 with a 10.6% decline in traffic volume from 12.9 billion minutes in 2013 to 11.6 billion minutes in 2014. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to mobile and internet telephone services. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 4.6% from NT$3.5 billion in 2013 to NT$3.3 billion in 2014. This decrease was mainly due to the traffic migration to mobile services and the increased use of VoIP applications.

Broadband access. The number of our FTTx customers increased from approximately 3.0 million in 2013 to approximately 3.1 million in 2014. The number of our ADSL customers decreased from 1.6 million in 2013 to 1.4 million in 2014 due to the customers’ migration to our FTTx services. Despite our effort to migrate our customers to higher ARPU FTTx services, revenues generated from broadband access remained the same of approximately NT$19.1 billion in both 2013 and 2014 mainly due to the mandatory tariff reduction required by the NCC and our promotional packages and discounts provided for existing customers.

Domestic leased line. Our tariffs for overall leased line services have continued to decreased due to the competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high speed broadband services. Revenues generated from domestic leased line decreased from NT$5.1 billion in 2013 to NT$4.6 billion in 2014.

MOD. Revenues generated from our MOD services increased by 15.8% from NT$2.2 billion in 2013 to NT$2.6 billion in 2014. This increase was due to the increase in the number of MOD subscribers.

Others. Other revenues increased by 18.7% from NT$5.8 billion in 2013 to NT$6.9 billion in 2014. This increase was mainly due to the increased corporate customers of our ICT solution services.

Mobile communications

Revenues from our mobile communications business segment accounted for 48.5% and 48.8% of our revenues in 2013 and 2014, respectively. Revenues from our mobile communications business segment increased by 0.1% from NT$110.6 billion in 2013 to NT$110.7 billion in 2014. This increase was principally due to the growth of mobile VAS revenues and was partially offset by the decline of mobile voice telecommunication revenues and mobile handsets sales revenues. The decrease of mobile voice telecommunication traffic was mainly due to the migration to free VoIP applications.

Mobile services. Revenues from our mobile services accounted for 33.6% and 34.2% of our revenues in 2013 and 2014, respectively. Revenues from our mobile services increased by 1.0% from NT$76.7 billion in 2013 to NT$77.5 billion in 2014 due to the increase in mobile VAS revenues from NT$28.4 billion in 2013 to NT$34.8 billion in 2014, which was partially offset by the decline of mobile voice telecommunication revenues.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 14.5% and 14.3% of our revenues in 2013 and 2014, respectively. Revenues from our sales of mobile handsets, tablets and data cards decreased by 2.0% from NT$33.1 billion in 2013 to NT$32.5 billion in 2014. This decrease was principally due to lower high-tier smartphones sales by our subsidiary, Senao.

Internet

Internet revenues accounted for 11.2% and 11.5% of our revenues in 2013 and 2014, respectively. Revenues from our internet services increased by 2.2% from NT$25.4 billion in 2013 to NT$26.0 billion in 2014 due to the revenue growth in IDC and ICT areas by our subsidiary, CHIEF, as well as in government-related internet VAS.

International fixed communications

International fixed communications revenues accounted for 6.9% and 6.8% of our revenues in 2013 and 2014, respectively. Our international fixed communications revenues decreased by 2.8% from NT$15.8 billion in 2013 to NT$15.3 billion in 2014. This decrease was mainly due to lower international long distance revenue because of increased market competition.

International long distance telephone services. Our international long distance telephone revenues decreased by 7.3% from NT$11.2 billion in 2013 to NT$10.4 billion in 2014 due to the migration to VoIP-based international long distance service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 12.0% from NT$2.9 billion in 2013 to NT$3.2 billion in 2014. The increase was mainly due to our expansion to the overseas market such as Japan, Hong Kong, Singapore, Thailand and Cambodia and the increased demand for our international leased line and VPN.

Others

Other revenues accounted for 1.2% and 1.1% of our revenues in 2013 and 2014, respectively. Our other revenues decreased by 4.5% from NT$2.7 billion in 2013 to NT$2.5 billion in 2014. The decrease was mainly due to lower property sales by our subsidiary, Light Era Development Co., Ltd., and lower government-related ICT revenues by our subsidiary, Chunghwa System Integration Co., Ltd.

Operating Costs

Operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 0.7% from NT$147.3 billion in 2013 to NT$148.4 billion in 2014. This increase was primarily due to an increase of NT$1.9 billion in depreciation expense from 4G mobile broadband construction, 3G maintenance and cloud and IDC equipment investment, and amortization expense from the 4G mobile broadband license fee, and an increase of NT$1.3 billion in personnel expenses which resulted from voluntary retirement program and business expansion. The increase in our operating costs was partially offset by a decrease of NT$2.0 billion in interconnection and service expenses.

Operating Expenses

Our operating expenses increased by 3.0% from NT$33.1 billion in 2013 to NT$34.0 billion in 2014. This increase was primarily due to an increase in marketing expenses.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, increased by 3.9% from NT$25.2 billion in 2013 to NT$26.1 billion in 2014. This increase was primarily due to an increase in personnel expenses resulted from the increase of employees for our newly established subsidiary, Honghwa, and an increase of other expenses in marketing-related activities due to business expansion.

General and administrative

Our general and administrative expenses increased by 5.3% from NT$4.2 billion in 2013 to NT$4.4 billion in 2014. This increase was primarily due to the increase in personnel expenses which resulted from voluntary retirement program and other administrative activities for service centers and channel expansion.

Research and development

Our research and development expenses decreased by 5.3% from NT$3.7 billion in 2013 to NT$3.5 billion in 2014. This decrease was primarily due to the decrease in personnel expenses for research and development. In 2013 and 2014, we did not capitalize any research and development expenses as intangible assets because there were no research and development expenses related to development or the development phase of an internal project in 2013 and 2014.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Other	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2014
Operating costs and expenses	72.6	96.9	21.3	17.5	8.5	(34.4)	182.4
Depreciation and amortization	18.6	9.9	3.4	1.8	0.4	—	34.1
For the year ended December 31, 2013
Operating costs and expenses	75.0	92.4	20.4	17.0	7.4	(31.8)	180.4
Depreciation and amortization	19.0	8.1	3.1	1.6	0.4	—	32.2

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 3.2% from NT$75.0 billion in 2013 to NT$72.6 billion in 2014, primarily due to a decrease of NT$2.5 billion in interconnection expenses, and a decrease of NT$0.4 billion in depreciation expenses, and was partially offset by an increase of NT$0.8 billion in ICT costs.

Mobile communications

Our mobile communications operating costs and expenses increased by 4.9% from NT$92.4 billion in 2013 to NT$96.9 billion in 2014. This increase was primarily due to an increase of NT$1.8 billion in depreciation expense and amortization expense from 4G mobile broadband construction and license fee, an increase of NT$1.9 billion in leased lines and internet access expenses resulting from the increased leased lines and higher speed rate of our mobile internet services, an increase of NT$0.3 billion in personnel expense and an increase of NT$0.2 billion in electricity charge.

Internet

Our internet operating costs and expenses increased by 4.3% from NT$20.4 billion in 2013 to NT$21.3 billion in 2014. This increase was primarily due to an increase of NT$0.6 billion in international IP transit, an increase of NT$0.3 billion in depreciation expenses resulting from the increased cloud computing related facilities, and an increase of NT$0.2 billion in leased line expenses.

International fixed communications

Our international fixed communications costs and expenses increased by 2.7% from NT$17.0 billion in 2013 to NT$17.5 billion in 2014. The increase was primarily due to an increase of NT$0.5 billion in settlement payments for international long distance calls.

Others

The costs and expenses from our other business increased by 14.9% from NT$7.4 billion in 2013 to NT$8.5 billion in 2014. The increase was primarily due to an increase in pension cost resulted from voluntary retirement program, and increase of personnel cost and other cost and expenses from our subsidiaries, Chunghwa Precision Test Tech. Co., Ltd. and Honghwa.

Other Income and Expenses

We recorded net other income of NT$0.1 billion in 2013 and NT$0.6 billion in 2014, respectively. The difference between 2013 and 2014 was primarily due to the gain on disposal of investment properties of NT$0.6 billion in 2014 by our subsidiary, Light Era Development Co., Ltd.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 6.0% from NT$47.7 billion in 2013 to NT$44.8 billion in 2014. Our operating margin decreased from 20.9% in 2013 to 19.8% in 2014.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Other	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2014
Revenues from external customers	72.1	110.7	26.0	15.3	2.5	—	226.6
Intersegment service revenues	19.7	5.3	4.7	2.3	2.4	(34.4)

	91.8	116.0	30.7	17.6	4.9	(34.4)	226.6

Segment income before income tax	19.5	19.3	9.6	0.2	(2.0)	—	46.6

For the year ended December 31, 2013
Revenues from external customers	73.5	110.6	25.4	15.8	2.7	—	228.0
Intersegment service revenues	18.4	5.7	4.4	2.1	1.2	(31.8)

	91.9	116.3	29.8	17.9	3.9	(31.8)	228.0

Segment income before income tax	17.3	23.7	9.4	0.9	(2.2)	—	49.1

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 12.7% from NT$17.3 billion in 2013 to NT$19.5 billion in 2014; segment income before tax for our mobile communications business decreased by 18.4% from NT$23.7 billion in 2013 to NT$19.3 billion in 2014; segment income before tax for our internet business increased by 1.2% from NT$9.4 billion in 2013 to NT$9.6 billion in 2014; segment income before tax for our international fixed communications business decreased by 78.6% from NT$0.9 billion in 2013 to NT$0.2 billion in 2014; and segment loss for our other business segments decreased by 9.5% from NT$2.2 billion in 2013 to NT$2.0 billion in 2014.

Non-operating Income and Expenses

Our non-operating income increased from NT$1.4 billion in 2013 to NT$1.8 billion in 2014. This increase was primarily due to the increase in foreign currency exchange gains, income from Piping Fund, and share of the profit of associates and joint venture accounted for using equity method and was partially offset by a decrease in interest income.

Income Tax

Our income tax was NT$6.5 billion and NT$9.0 billion in 2013 and 2014, respectively. Our effective tax rate was 13.2% in 2013 and 19.3% in 2014. The increase of our effective tax rate from 2013 to 2014 was primarily due to an increase in the accrued 10% tax on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$41.5 billion and NT$37.0 billion in 2013 and 2014, respectively. Our net margin decreased from 18.2% in 2013 to 16.3% in 2014.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in billions)
Net cash provided by operating activities	75.3	71.4	76.3	2.3
Net cash used in investing activities	(49.1)	(27.3)	(30.4)	(0.9)
Net cash used in financing activities	(42.5)	(35.1)	(39.2)	(1.2)
Effect of exchange rate changes	—	—	—	—
Net increase (decrease) in cash and cash equivalents	(16.3)	9.0	6.7	0.2
Cash and cash equivalents at end of year	14.6	23.6	30.3	0.9

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. Notes 22 and 23 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our bank loans. We believe that our working capital is sufficient to meet our present cash flow requirements.

In 2015, we generated NT$76.3 billion (US$2.3 billion) in net cash from operating activities as compared to NT$71.4 billion in 2014. The increase was primarily due to an increase in income from our operations, an increase in cash inflows from accounts receivables, an increase in amortization expense, and a decrease in cash outflows relating to income tax from operating activities.

In 2014, we generated NT$71.4 billion net cash from operating activities as compared to NT$75.3 billion in 2013. The decrease was primarily due to the decrease in income from operation, the decrease in cash inflows relating to accounts receivables, and the increase in cash outflows relating to income tax and other payables from operating activities.

In 2013, we generated NT$75.3 billion net cash from operating activities as compared to NT$65.6 billion in 2012. The increase was primarily due to the decrease in cash outflows relating to payment of employee bonuses and income tax, accounts payable from operating activities, and a NT$2.0 billion procurement of land by our property development subsidiary in 2012 for construction, which was further discussed in “Item 4. Information on the Company—B. Business Overview—Property, plant and equipment”.

Historically, net cash from operating activities has been sufficient to cover our capital expenditures, including ongoing expansion and modernization of our networks.

In 2015, net cash used in investing activities was NT$30.4 billion (US$0.9 billion), an increase from NT$27.3 billion in 2014. The change was primarily due to a one-time payment of NT$10.0 billion (US$0.3 billion) in 2015 for acquiring the 4G mobile broadband spectrum in the auction held by the NCC, which payment was partially offset by a net decrease of NT$7.5 billion (US$0.2 billion) for acquisition of property, plant and equipment.

In 2014, net cash used in investing activities was NT$27.3 billion, a decrease from NT$49.1 billion in 2013. The change was primarily due to the one-time payment of NT$39.1 billion in 2013 for acquiring the 4G mobile broadband spectrum in the auction held by the NCC, which was partially offset by a net decrease of NT$19.7 billion of time deposits and negotiable certificate of deposit with maturities of more than three months.

In 2013, net cash used in investing activities was NT$49.1 billion, an increase from NT$18.6 billion in 2012. The increase was primarily due to the one-time payment of NT$39.1 billion in 2013 for acquiring the 4G mobile broadband spectrum in the auction held by the NCC.

In 2015, our net cash used in financing activities totaled NT$39.2 billion (US$1.2 billion), which mainly reflected NT$37.7 billion (US$1.1 billion) in dividends paid during that period.

In 2014, our net cash used in financing activities totaled NT$35.1 billion, which mainly reflected NT$18.5 billion of payment of dividends during that period and NT$16.6 billion of cash distribution from our capital surplus to our stockholders.

In 2013, our net cash used in financing activities totaled NT$42.5 billion, which mainly reflected NT$35.9 billion of payment of dividends during that period and NT$5.6 billion of cash distribution from our capital surplus to our stockholders.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations and some bank loans. In future years, we have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 4G mobile broadband, FTTx, Wi-Fi and service platforms. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A”. Consolidated Statements and Other Financial Information”. Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2015, our primary source of liquidity was NT$30.3 billion (US$0.9 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured and secured bank loans amounted to NT$41.3 billion (US$1.3 billion) and NT$0.2 billion (US$6.1 million), respectively, as of December 31, 2015.

As of December 31, 2015, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$60.0 million (US$1.8 million) at interest rates ranging from 2.15% to 2.40%.

As of December 31, 2015, our subsidiary, CHIEF, had short-term unsecured loans of NT$50.0 million (US$1.5 million) at an interest rate of 1.29%.

As of December 31, 2015, our subsidiary, Light Era, had long-term secured loans in the amount of NT$1.6 billion (US$48.8 million) due in 2018 at an interest rate of 1.11%.

As of December 31, 2015, our subsidiary Chunghwa Precision Test Technology Co., Ltd., had a long-term secured loan of NT$0.1 billion (US$6.1 million) due in 2029 at an interest rate of 1.36%.

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

Capital Expenditures

Substantially all of our capital expenditures in 2013, 2014 and 2015 were made for operations in the ROC. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2013		2014		2015
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	20.4	56%	16.2	50%	10.2	41%
Mobile communications business	9.2	25	9.6	30	8.6	34
Internet business	4.6	13	4.4	14	4.8	19
International fixed communications business	1.6	4	1.5	4	1.0	4
Others	0.6	2	0.9	2	0.5	2

Total capital expenditures	36.4	100%	32.6	100%	25.1	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2016.

	Year Ending December 31, 2016
	(NT$ in billions, except percentages)
Capital Expenditures:
Domestic fixed communications business	12.6	41.3%
Mobile communications business	9.4	30.8
Internet business	5.6	18.2
International fixed communications business	2.2	7.1
Others	0.8	2.6

Total capital expenditures	30.6	100.0%

We expect our total capital expenditures to be approximately NT$30.6 billion in 2016. Our capital expenditures for 2016 are planned to be allocated to our 4G LTE network deployment, FTTx network expansion, service platforms, cloud computing, including cloud data center construction and submarine cables. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2013, 2014 and 2015.

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

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2015 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2013, 2014 and 2015, our research and development expenses were NT$3.7 billion, NT$3.5 billion and NT$3.6 billion (US$0.1 billion), or approximately 1.6%, 1.5% and 1.6% of our revenues, respectively.

As of March 31, 2016, we had 2,276 researchers focusing on the following areas:

•	SDN or network function virtualization technology and services;

•	Enterprise cloud management solutions;

•	High speed fixed broadband networks;

•	Mobile broadband intelligent networks and services;

•	IoT solutions;

•	Ultra broadband or high pixel density video services; and

•	Digital identity and enterprise security.

With our consistent investment in research and development, we have developed a number of advanced network services, operation technologies and VAS which successfully support our business operations and expansion, including our FTTx deployment, security, mobile payment, smart Home, enterprise ICT solution, cloud business and operation supporting system, and various IoT services, such as ITS, iEN, intelligent video surveillance, or IVS, and the solution of industry 4.0. As of December 31, 2015, we have been granted 747 domestic patents and 63 foreign patents.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2015.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(NT$ in billions)
Contractual Obligations(1)
Short-term loans	0.1	0.1	—	—	—
Long-term loans	1.7	—	1.6	—	0.1
Obligations related to ST-2 satellite	2.0	0.2	0.4	0.4	1.0
Operating leases(2)	10.0	3.2	4.0	1.6	1.2

Total	13.8	3.5	6.0	2.0	2.3

(1)	Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$2.4 billion (US$0.1 billion) in 2015 and expected to made pension contributions of approximately NT$11.3 billion (US$0.3 billion) in 2016. See Note 28 to our consolidated financial statements for additional details regarding our pension plan.
(2)	Operating leases obligations are described in Note 36 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2015, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$0.6 billion (US$19.7 million) and acquisition of telecommunications equipment of NT$14.0 billion (US$0.4 billion).

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

A. Directors and Senior Management

Our articles of incorporation provides for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of March 31, 2016. There is no family relationship among any of these persons. These directors have terms until June 24, 2016. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Lih-Shyng Tsai	65	Chairman, chief executive officer and director
Mu-Piao Shih	63	President and director
Yu-Fen Hong	59	Director
Yi-Bing Lin	55	Director
Chung-Yu Wang(1)	71	Director
Zse-Hong Tsai(1)	55	Director
Chung-Fern Wu(1)	59	Director
Shih-Peng Tsai	67	Director
Su-Ghen Huang	51	Director
Tain-Jy Chen(1)	63	Director
Yun-Tsai Chou(1)	48	Director
Chih-Ku Fan	62	Director
Chich-Chiang Fan	65	Director

(1)	Independent director.

Lih-Shyang Tsai is the chairman, chief executive officer and director of our company starting January 28, 2014. Dr. Tsai is also a director of NXP Semiconductors N.V. and a director of USI Corporation. Dr. Tsai was the chairman and chief executive officer of TSMC Solar Ltd. and TSMC Solid State Lighting Ltd. from 2011 to 2013, and the president of TSMC’s new business department from June 2009 to July 2011. Dr. Tsai holds a Ph.D. degree in Material Science and Engineering from Cornell University.

Mu-Piao Shih is the president and director of our company. Mr. Shih served as a senior executive vice president of our company from August 2011 to April 1, 2013, an executive vice president of our company and the manager of our Mobile Business Group from September 2009 to August 2011, an assistant vice president and a deputy manager of our Mobile Business Group from March 2005 to September 2009, and the senior chief engineer of our Mobile Business Group from October 2001 to March 2005. Mr. Shih holds a master’s degree in Electronic Engineering from the National Taiwan University.

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

Chung-Yu Wang is currently an independent director of our company and also the former chairman of China Steel Corporation. He is also an independent director of CTBC Bank Co., Ltd., an independent director of CTBC Financial Holding Co., Ltd. and a director of Harmony Biotech Co., Ltd. He graduated from Chung Yuan Christian University with a bachelor’s degree in Chemical Engineering. Mr. Wang received a certificate of senior management course from Harvard Business School.

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

Chung-Fern Wu is an independent director of our company. Dr. Wu is also a director of the Taipei Exchange (formerly known as Gre Tai Securities Market), a director of Taiwan Cooperative Financial Holding Co., Ltd. and an independent director of Taiwan Sugar Corporation. Dr. Wu is also currently a professor of Accounting at the National Taiwan University. She holds an MBA degree in finance and a bachelor’s degree in accounting from the National Taiwan University. She started her career as a practicing CPA in Taiwan and a Systems Analyst in U.S.A. She started her academic career as an assistant professor in the Fisher School of Accounting, University of Florida after receiving her Ph.D. degree in Accounting and Information Management from the Anderson Graduate School of Management, University of California, Los Angeles.

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

Tain-Jy Chen is an independent director of our company. Dr. Chen is also an independent director of TECO Electric and Machinery Co., Ltd., an independent director of AU Optronics Corp. and an independent director of MediaTek Inc. Dr. Chen is currently a professor of Department of Economics at the National Taiwan University. He was the Minister of Council for Economic Planning and Development from 2008 to 2009 and the President of Chung-Hua Institution for Economic Research from 2002 to 2005. Dr. Chen holds a Ph.D. degree in Economics from Pennsylvania State University, University Park, U.S.A.

Yun-Tsai Chou is an independent director of our company. Dr. Chou currently directs research and development for five research centers at the public policy think tank 21st Century Foundation: Digital Convergence, Bio-Agriculture, Global Health, Innovative Governance, and Knowledge Economy. She is currently a professor in the Department of Information Management at the Yuan Ze University in Taiwan. Dr. Chou holds a Ph.D. degree in Public Policy from George Washington University, U.S.A.

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

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of March 31, 2016. There is no family relationship among any of these persons.

Name	Age	Position
Bo-Yung Chen	52	Chief financial officer and senior executive vice president
Chi-Mau Sheih	61	Senior executive vice president
Hsiu-Gu Huang	62	Senior executive vice president
Fu-Kuei Chung	62	Senior executive vice president
Yuan-Kuang Tu	60	President of business group
Ming-Yuan Lee	64	President of business group
Kuo-Feng Lin	60	President of business group
Ming-Ching Cheng	64	President of business group
Shyang-Yih Chen	63	President of business group
Hong-Chan Ma	59	President of business group

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

Chi-Mau Sheih is a senior executive vice president. Mr. Sheih is also a director of Senao International Co., Ltd. Mr. Sheih was an executive vice president and the manager of our Southern Taiwan Business Group from March 2007 to June 2010. Prior to that, he was an executive vice president of our company and the manager of our Central Taiwan Business Group from September 2006 to March 2007, and an assistant vice president of our company and a deputy manager of our Central Taiwan Business Group from January 2004 to September 2006. Mr. Sheih holds a master’s degree in Business Administration from the National Taiwan University.

Hsiu-Gu Huang is a senior executive vice president. Mr. Huang is also a director of China Airlines Co., Ltd. He served as the president of our Enterprise Business Group from September 2008 to May 2013, and an assistant vice president of our company and a deputy manager of our Enterprise Business Group from January 2007 to September 2008. Mr. Huang holds a master’s degree in Management Science from the National Chiao Tung University in Taiwan.

Fu-Kuei Chung is a senior executive vice president. Before being promoted to this position, he previously served as the president of our Data Communications Business Group from March 2012 to August 2015, a deputy manager of our Data Communications Business Group from September 2010 to March 2012, and the senior managing director of our Corporate Planning Departing from May 2009 to August 2010. Mr. Chung holds the master’s degree in Information Management from National Taiwan University.

Yuan-Kuang Tu is the president of our Enterprise Business Group and concurrently is the president of the International Business Group of our company. Dr. Tu served as the president of Northern Taiwan Business Group from March 2012 to February 2015, the president of Chunghwa Telecom Laboratories from May 2009 to March 2012, the senior managing director of our Corporate Planning Department from May 2007 to May 2009, and a vice president of Chunghwa Telecom Laboratories from March 2006 to April 2007. Dr. Tu holds a Ph.D. degree in Electrical Engineering from National Taiwan University.

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

Kuo-Feng Lin is the president of our Mobile Business Group. Mr. Lin is also a director of Next Generation Mobile Networks Ltd. Mr. Lin served as a deputy manager of our Mobil business group from October 2009 to May 2012. Prior to that, he served as the manager of Taipei Branch, Mobile Business Group from April 2006 to October 2009. Mr. Lin holds a bachelor’s degree in Electronic Engineering from National Taipei Institute of Technology.

Ming-Ching Cheng is the president of our Northern Taiwan Business Group. Mr. Cheng is also a director of Senao International Co., Ltd. Before being promoted to this position, Mr. Cheng served as a vice president of Mobile Business Group from July 2012 to February 2015. Mr. Cheng holds a bachelor’s degree in Electrical Engineering from the Provincial Kaohsiung Institute of Technology.

Shyang-Yih Chen is the president of our Telecommunication Laboratories and concurrently is the president of our Telecommunication Training Institute. Mr. Chen served as a senior executive vice president of our company from August 2014 to August 2015, the president of our Telecommunication Training Institute from March 2012 to August 2014, and an executive vice president of our company and the president of the Data Communication Business Group from September 2006 to March 2012. Mr. Chen holds a master’s degree in Electrical Engineering from National Taiwan University.

Hong-Chan Ma is the president of our Data Communications Business Group. Before being promoted to this position, Mr. Ma served as the vice president of our Marketing Department from September 2012 to August 2015. Mr. Ma holds a master’s degree in Management Science from the National Chiao Tung University in Taiwan.

The following person served as our executive officer during 2015 but is no longer serving with us due to replacement.

Feng-Yue Hung was the president of our Telecommunication Laboratories. Mr. Hung served as the president of our Telecommunication Training Institute from December 2010 to March 2012. Mr. Hung holds a master’s degree in Electronic from National Chiao Tung University.

B. Compensation

The board of directors has set up a compensation committee to be responsible for drafting, approving and periodically reviewing the compensation proposals for the directors and managers. See “C. Board Practices” for a discussion of our compensation committee.

•	the chairman of our board of directors may receive a fixed monthly income of NT$342,900 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The chairman will not receive any additional compensation for his role as a director;

•	our president may receive a fixed monthly income of NT$335,250 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The president will not receive any additional compensation for his role as a director;

•	independent directors who concurrently serve in military, public office or hold teaching or administrative post may receive a fixed monthly compensation of NT$8,000, and those who do not concurrently serve in military or public office or hold teaching or administrative post may receive a monthly compensation of NT$60,000; and

•	directors who serve in military, public office or hold teaching or administrative post may receive a monthly compensation of NT$8,000, and those directors who do not serve in military and public office or hold teaching or administrative post may receive a monthly compensation of NT$30,000.

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

The aggregate amount of compensation to our directors and executive officers in 2013, 2014 and 2015 was NT$108,996,925, NT$152,242,029 and NT$126,799,952 (US$3,867,031), respectively. The aggregate amount of compensation in 2015 includes a NT$71,724,889 (US$2,187,401) salary payment for directors and executive officers, a NT$4,653,280 (US$141,912) pension payment for executive officers, a NT$44,851,783 (US$1,367,849) bonus accrued for directors and a NT$30,118,331 (US$918,521) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$39,222,554 (US$1,196,174) were paid directly to the MOTC in 2015 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors and senior management for the fiscal year ended December 31, 2015 as follows, excluding bonus accrued for legal entities:

Total Compensation	Directors
Below NT$2,000,000	Yu-Fen Hong, Yi- Bing Lin, Zse-Hong Tsai, Chung-Yu Wang, Chung-Fern Wu, Shih-Peng Tsai, Su-Ghen Huang, Tain-Jy Chen, Yun-Tsai Chou, Chich-Chiang Fan, Jian-Yu Chen(3), Chih-Ku Fan
NT$2,000,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	Lih-Shyng Tsai(1), Mu-Piao Shih(2)
Total	14 people

(1)	As salary for serving as our chief executive officer.
(2)	As salary for serving as our president.
(3)	This person has ceased to be a director of our Company due to replacement in February 2015.

Total Compensation	Senior Management
Below NT$2,000,000	None
NT$2,000,000 to NT$4,999,999	Bo-Yung Chen, Chi-Mau Sheih, Hsiu-Gu Huang, Yuan-Kuang Tu, Ming-Yuan Lee, Kuo-Feng Lin, Fu-Kuei Chung, Shyang-Yih Chen, Hong-Chan Ma, Feng-Yue Hung(2), Ming-Ching Cheng
NT$5,000,000 to NT$9,999,999	Kuang-Yao Chang(1)(3)
Total	12 people

(1)	Including retirement pension payment.
(2)	This person has ceased to be a member of our senior management of our Company due to replacement in August 2015.
(3)	This person has ceased to be a member of our senior management of our Company due to retirement in March 2015.

We accrued NT$5,498,852 (US$167,699.1) pension expense for executive officers mentioned above in 2015. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 28 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

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

Our audit committee should approve and deal following matters: (i) the adoption or amendment of the internal control system pursuant to Article 14-1 of the Securities and Exchange Act; (ii) the assessment of the effectiveness of the internal control system; (iii) the adoption or amendment, pursuant to Article 36-1 of the Securities and Exchange Act, of procedures governing material financial or operational actions, such as acquisition or disposal of assets and derivatives trading, loaning of funds to others, and endorsements or guarantees for others; (iv) a matter relating to the personal interest of a director; (v) a material asset or derivatives transaction; (vi) the offering, issuance, or private placement of any equity-related securities; (vii) a matter relating to significant loan, endorsement or guarantee arrangement; (viii) the designation or dismissal of an attesting CPA, or the compensation given thereto; (ix) the appointment or discharge of a financial, accounting, or internal auditing officer; (x) annual and semi-annual financial reports; (xi) the first and third quarter financial reports; (xii) communicating with our independent auditor; (xiii) negotiating the conflicts over our financial reports between our management and independent auditor; (xiv) discussing and reporting other financial information and required disclosure under the Securities Exchange Act of 1934 with our management and independent auditor; (xv) accounting firm’s annual audit and non-audit service items; (xvi) performing one-self review each year; (xvii) evaluating the fairness and rationality of merger and acquisition transactions; and (xviii) any other material matter so required by the Company or the competent authorities. Our board of directors has concluded that Chung-Fern Wu is our audit committee financial expert.

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

In November 2003, the SEC approved changes to the NYSE’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by NYSE-listed non-foreign private issuers under the NYSE’s listing standards. See “Item 16G. Corporate Governance”. A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to non-foreign private issuers is also available on our website http://www.cht.com.tw. The information contained on our website is not a part of this annual report.

D. Employees

The following section sets forth information regarding the employees.

As of December 31, 2015, we had 32,734 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2013 to 2015 on a consolidated basis.

	2013	2014	2015
Employees
Technical	15,177	15,217	15,467
Operations	15,267	15,640	15,558
Administrative	1,743	1,739	1,709

Total	32,187	32,596	32,734

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2013 to 2015.

	2013	2014	2015
Employees
Technical	13,951	13,773	13,540
Operations	8,958	8,464	8,312
Administrative	1,313	1,298	1,289

Total	24,222	23,535	23,141

As of December 31, 2015, approximately 76.34% of our employees of Chunghwa Telecom Co., Ltd. had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2014, which resulted in a reduction of approximately 14,386 employees.

As of December 31, 2015, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor union. We strive to have good communication with our employees and the labor union by inviting representatives of our labor union to attend various meetings related to the performance of our employees.

Pursuant to our articles of incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee bonuses. Our practice in the past to determine the amount of the bonus has been based on the operating results. In the third quarter of 2015, we distributed an aggregate bonus to our employees of NT$1.5 billion (US$46.1 million).

E. Share Ownership

As of March 31, 2016, our directors and executive officers personally held an aggregate 841,996 shares of our common shares, representing around 0.01% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2016 by each of our directors and executive officers.

Name	Number	%
Lih-Shyng Tsai	400,000	*
Mu-Piao Shih	71,218	*
Yu-Fen Hong	—	—
Yi-Bing Lin	—	—
Chung-Yu Wang	—	—
Zse-Hong Tsai	—	—
Chung-Fern Wu	—	—
Shih-Peng Tsai	15,961	*
Su-Ghen Huang	—	—
Tian-Jy Chen	25,768	*
Yun-Tsai Chou	—	—
Chih-Ku Fan	—	—
Chih-Chiang Fan	—	—
Bo-Yung Chen	—	—
Chi-Mau Sheih	72,054	*
Shyang-Yih Chen	78,840	*
Hsiu-Gu Huang	18,698	*
Yuan-Kuang Tu	81,305	*
Ming-Yuan Lee	5,188	*
Kuo-Feng Lin	42,771	*
Fu-Kuei Chung	19,093	*
Ming-Ching Cheng	11,100	*
Hong-Chan Ma	—	—

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our articles of incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

Our consolidated subsidiary, Senao, is publicly traded on the TWSE and resolved to grant the stock options plan for its employees to purchase common stock of Senao. As of December 31, 2013, 2014 and 2015, participants in Senao’s stock incentive plan had outstanding stock options to purchase 9.9 million, 9.0 million and 7.8 million common shares of Senao, respectively.

In 2015, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2015, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 2.0 million common shares of CHIEF.

Our another consolidated subsidiary, Chunghwa Precision Test Tech Co., Ltd., or CHPT, which was listed on the General Stock Market of the Taipei Exchange (formerly known as Gre Tai Securities Market) since March 24, 2016, granted stock options to its employees to subscribe for common shares of CHPT in December 2008. As of December 31, 2013, 2014 and 2015, CHPT has no outstanding employee stock options.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of March 31, 2016, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2013		As of March 31, 2014		As of March 31, 2015		As of March 31, 2016
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,000,346,630	38.68	3,099,602,788	39.96	3,095,559,716	39.90	3,123,092,684	40.11
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Fubon Life Assurance Co., Ltd(2)	467,321,087	6.02	450,471,087	5.81	449,451,087	5.79	449,451,087	5.79

(1)	Includes shares held through the MOTC and other government-controlled entities.
(2)	The information as of July 19, 2012, July 18, 2013, July 18, 2014, and July 19, 2015, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of March 31, 2016, 25 record holders held 36,917,631 ADSs (each representing ten common shares), which represents approximately 4.8% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

On April 1, 2007, Chunghwa entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in Senao’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2015, Senao received NT$10.1 billion (US$308.2 million) from Chunghwa. Chunghwa also sells mobile handsets and data cards to Senao. For the year ended December 31, 2015, Chunghwa sold mobile handsets and data cards to Senao that amounted to NT$0.9 billion (US$26.5 million).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$3.5 billion (US$0.1 billion) in 2015 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.2 billion (US$35.6 million) in 2015.

Chunghwa paid Taiwan International Standard Electronics approximately NT$0.9 billion (US$26.9 million) in 2015 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions”. The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2011 to 2015. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2011	5.46	42.4
Year ended December 31, 2012(2)	4.63	35.9
Year ended December 31, 2013(3)	2.39	18.5
Year ended December 31, 2014	4.86	37.7
Year ended December 31, 2015(4)	5.49	42.6

(1)	Cash dividend unless otherwise indicated.
(2)	In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions from additional paid-in capital of NT$0.72 per share, which amounted to an aggregate of NT$5.6 billion.
(3)	In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions from additional paid-in capital of NT$2.14 per share, which amounted to an aggregate of NT$16.6 billion. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.”
(4)	Dividends for 2015, which are calculated based on Taiwan IFRSs, were approved by the board of directors in March 2016 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 24, 2016. The accumulated legal reserve that we had set aside in the past years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to the relevant regulations, we are not required to appropriate profits as legal reserve starting from 2015. Our payout ratio was 99.41% in 2015 after the adjustment of unappropriated earnings and the reversal of special reserve.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares. The closing price for our common shares on the TWSE on April 20, 2016 was NT$109.00 per share.

	Closing Price Per Common Share(1)		Average Daily Trading Volume
	High	Low
	NT$	NT$	(in thousands)
2011	84.32	66.46	15,088
2012	81.42	70.70	11,753
2013	87.57	78.59	7,498
2014	89.35	81.59	6,307
First Quarter	84.85	81.59	7,704
Second Quarter	87.75	84.40	5,240
Third Quarter	89.07	86.50	7,097
Fourth Quarter	89.35	85.83	5,359
2015	100.50	87.93	8,292
First Quarter	94.86	87.93	7,366
Second Quarter	94.67	90.97	6,177
Third Quarter	99.30	92.87	11,510
Fourth Quarter	100.50	97.30	7,942
October	100.50	98.50	10,152
November	100.50	97.30	7,528
December	99.90	97.80	6,301
2016 (through April 20)	111.00	98.20	10,251
First Quarter	110.50	98.20	10,744
January	103.00	98.20	12,362
February	105.50	103.00	10,804
March	110.50	105.00	9,517
Second Quarter (through April 20)	111.00	107.00	7,365
April (through April 20)	111.00	107.00	7,365

(1)	The historical prices and volumes of our common shares traded on the TWSE have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the NYSE on April 20, 2016 was US$34.29 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS(1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2011	29.31	22.50	375
2012	28.06	23.93	355
2013	29.64	26.43	206
2014	29.99	26.50	111
First Quarter	28.05	26.50	170
Second Quarter	29.30	28.00	99
Third Quarter	29.99	28.41	90
Fourth Quarter	29.04	27.71	88
2015	31.58	27.66	186
First Quarter	30.58	27.66	128
Second Quarter	31.09	29.54	116
Third Quarter	31.58	29.20	284
Fourth Quarter	31.18	29.40	213
October	31.18	30.26	292
November	31.04	29.80	200
December	30.59	29.40	146
2016 (through April 20)	34.62	29.57	261
First Quarter	34.22	29.57	257
January	31.12	29.57	330
February	31.90	30.65	261
March	34.22	31.99	197
Second Quarter (through April 20)	34.62	33.25	268
April (through April 20)	34.62	33.25	268

(1)	The historical prices and volumes of our ADSs traded on the NYSE have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 20, 2016, a total of 36,967,631 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

B. Plan of Distribution

Not applicable.

C. Markets

The principal trading market for our common shares is the TWSE and the principal trading market for our ADSs is the NYSE.

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

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our articles of incorporation, includes (i) telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the ROC, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) engineering and operation of information software and hardware service businesses, (v) apparatus and electric appliance installation and construction business, (vi) television program production, distribution and commercial business, (vii) broadcasting program distribution and commercial business, (viii) the third party payment business, (ix) water pipe construction business, and (x) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

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

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2015. The remainder of our outstanding shares is held by public stockholders and other investors.

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

We are not permitted to distribute dividends or make other distributions to stockholders in any year in which we do not have any net income or unappropriated earnings (excluding reserves). The ROC Company Act also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve as determined by our stockholders at a stockholders’ meeting. In addition, our articles of incorporation provide that at least 50% of the remaining portion of the net income, less prior years’ losses, outstanding taxes, the legal reserve and any special reserve, plus unappropriated earnings from prior years will be distributed as dividends to stockholders. Under our articles of incorporation, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. Pursuant to our current articles of incorporation, prior to distributing any dividends to our stockholders, we were required to first distribute (i) between 2% and 5% of the distributable earnings to employees as bonuses and (ii) not more than 0.2% of the distributable earnings to directors as compensation. According to the latest ROC Company Act amended as of May 20, 2015, earnings can no longer be distributed to employees. Rather, earnings may be distributed to shareholders, excluding employees and directors. To mitigate the impact on employees’ lost potential earnings, the amended ROC Company Act also provides that the company must stipulate a specific amount or percentage of profits to be distributed to employees as bonuses. The bonuses may, subject to a resolution of the board of directors, be distributed to employees in way of cash or shares. We will amend our Articles of Incorporation at our annual general stockholders’ meeting scheduled on June 24, 2016 to reflect the changes in ROC Company Act. We do not expect the changes to have a material impact on our financial results, because we have categorized employee bonuses as an expense instead of as distributable earnings since 2008 in accordance to a clarification letter issued by the Ministry of Economic Affairs of Taiwan for the explanation of Article 64 of the Business Accounting Law.

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

Capital Gains

Gains from the sale of property in the ROC are generally subject to ROC income tax. Effective January 1, 2016, capital gains on the sale of common shares, including common shares withdrawn from the ADS facility, received by a Non-Resident Individual or Non-Resident Entity is no longer subject to the capital gain tax and is further exempted from Alternative Minimum Tax, or the AMT.

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

Tax Treaty

The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand, Switzerland, Luxembourg, Kiribati, Austria and Italy, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

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

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to beneficial owners of our shares or ADSs that hold the shares or ADSs as capital assets and that are U.S. holders (defined below) and non-residents of the ROC. You are a U.S. holder if you are:

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

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations made by the depositary and assumes that the deposit agreement and any related agreement will be performed in accordance with their terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences or the Medicare tax on net investment income). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

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

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation, on shares, or ADSs backed by such shares, that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation, provided further that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Under current U.S. Treasury Department guidance, our ADSs, which are listed on the NYSE, but not our shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years, or that our shares will be readily tradable on an established securities market in any given year. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date actually or constructively received by the depositary, regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are converted into U.S. dollars on the date they are actually or constructively received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Taxation of Capital Gains

When you sell or otherwise dispose of your shares or ADSs, you will generally recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares or ADSs and your basis in the shares or ADSs, determined in U.S. dollars. Such gain or loss will generally be long-term capital gain or loss if you have held the shares or ADSs for more than one year. If you are an individual or other non-corporate holder, long-term capital gains will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. For foreign tax credit limitation purposes, such gain or loss will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any ROC tax imposed on the disposition of shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Any ROC securities transaction taxes that you pay generally will not be creditable foreign taxes for U.S. federal income tax purposes, but you may be able to deduct such taxes, subject to certain limitations under the Code. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2015, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our shares or ADSs and the proceeds from the sale, exchange or other disposition of our shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2015 would have increased or decreased by NT$11.8 million (US$0.4 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2015, our cash and cash equivalents amounted to NT$30.3 billion (US$0.9 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) securities denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2015 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	EUR$/NT$	2016.03-06	EUR$18 million/NT$659 million
Forward exchange contracts-Buy	US$/NT$	2016.01	US$1 million/NT$26 million
Forward exchange contracts-Buy	EUR$/NT$	2016.03-06	EUR$9 million/NT$306 million

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

The table below presents the carrying amount and unrealized gain or loss for our available-for-sale equity securities traded in an active market and with quoted market price as of December 31, 2015.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
	(in millions)
Available-for-sale equity securities
Domestic listed stocks and emerging stocks	3,243	9	680

There is no significant or prolonged decline in the fair value of the security below its cost and we consider there is no objective evidence of impairment.

The total value of our listed available-for-sale equity portfolio amounted to NT$3.2 billion (US$98.9 million) as of December 31, 2015, which decreased approximately 17% compared with the total value of our listed equity portfolio as of December 31, 2014. This decrease was mainly due to the decreasing price of the equity securities held by us. Compared to a net unrealized gain of NT$920 million on our equity portfolio at the end of 2014, we recognized a net unrealized loss of NT$671 million (US$20.5 million) on our equity portfolio as of December 31, 2015. The net unrealized loss was mainly due to the decreasing price of the equity securities mentioned above.

For the year ended December 31, 2015, we recognized other-than-temporary impairment losses for listed stocks of NT$25.9 million (US$0.8 million) and we recognized an impairment loss of NT$81.3 million (US$2.5 million) for non-listed stock. The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our comprehensive income for the year ended December 31, 2015 would have increased or decreased by NT$162.1 million (US$4.9 million). However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

Other Market Risk

We have made investments in corporate bonds and bank debentures issued by domestic public companies with strong industry leadership and solid profits. Industries in which we have invested include materials, financials, utilities, technology, and so on. As of December 31, 2015, total value of our investments in corporate bonds and bank debentures amounted to NT$4.0 billion (US$122.6 million), all of which were classified as held-to-maturity financial assets. The fair value of these corporate bonds and bank debentures is valued using market-based observable inputs including duration, yield rate and credit rating, which are subject to fluctuation based on many factors such as prevailing market conditions. However, we do not expect the gains and losses in the values of these investments to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2015, we received US$0.8 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our American Depository Receipt, or ADR, program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2015, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated April 27, 2016 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 27, 2016

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31
	2014	2015
	NT$	NT$	US$
	(in millions)
Audit fees(1)	60.2	63.0	1.9
Audit-related fees(2)	—	—	—
Tax fees(3)	—	0.2	—
All other fees(4)	1.2	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above. The amount for the years ended December 31, 2014 mainly consisted of professional services rendered by the Deloitte & Touche for consultation of the Personal Information Protection Act.

All audit and non-audit services provided by Deloitte & Touche were pre-approved by our audit committee according to the revised Rule 201(c) (7) of Regulation S-X, entitled “Audit Committee Administration of the Engagement”, that served to strengthen requirements regarding auditor independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a ROC company listed on the NYSE, we are subject to the U.S. corporate governance rules to the extent that these rules are applicable to foreign private issuers. The following summary details the significant differences between our corporate governance practices and corporate governance standards for non-foreign private issuers (e.g., U.S. companies) under the NYSE Listed Company Manual.

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

Equity Compensation Plans. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require that equity compensation plans be approved by a company’s stockholders. Under the ROC Company Act and the ROC Securities and Exchange Act, the distribution of bonuses to employees should be decided by the board of directors and reported to stockholders. Stockholders’ approval is required for any issuances of restricted stock to employees, and the board of director has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the FSC and to approve share buy-back programs and transfer of shares to employees under such programs. We intend to follow only the ROC requirements.

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

CEO Certification to the NYSE. The NYSE listing standards require the CEO of companies to certify compliance with NYSE corporate governance standards annually. ROC law does not contain such requirement. In this regard, we only follow ROC corporate governance requirement which does not require CEO annual certification. However, our CEO and CFO are required to certify in the 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operations of our company.

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

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Statute of Chunghwa Telecom Co., Ltd., as last amended on November 29, 2000, which was subsequently abolished by the President of the ROC on December 24, 2014 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2*	Articles of incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on June 26, 2015.

2.1	Form of Amended and Restated Deposit Agreement dated as of November 2007 among Chunghwa Telecom Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-147321) filed with the Commission on November 13, 2007).

8.1*	List of Subsidiaries.

11.1	Code of Ethics as approved by the board of directors on August 13, 2013 (English translation) (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31731) filed with the Commission on April 28, 2014).

11.2	Ethical Corporate Management Best Practice Principles as approved by the board of directors on August 13, 2013 (English translation) (incorporated by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31731) filed with the Commission on April 28, 2014).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ LIH-SHYNG TSAI
Name: Lih-Shyng Tsai
Title: Chairman and Chief Executive Officer

Date: April 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”).

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 27, 2016

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2015

(In Millions of New Taiwan or U.S. Dollars)

		2014	2015
	Notes	NT$	NT$	US$ (Note 6)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3, 7	$23,560	$30,271	$923
Financial assets at fair value through profit or loss	3, 8	1	—	—
Hedging derivative assets	3, 21	—	1	—
Available-for-sale financial assets	3, 9	—	—	—
Held-to-maturity financial assets	3, 10	3,457	1,881	57
Trade notes and accounts receivable, net	3, 4, 11	26,228	26,926	821
Accounts receivable from related parties	40	81	42	1
Inventories	3, 4, 12, 41	7,097	8,780	268
Prepayments	13, 40	2,444	2,669	81
Other current monetary assets	14, 28	3,325	3,301	101
Other current assets	20, 32, 41	3,219	2,336	72

Total current assets		69,412	76,207	2,324

NONCURRENT ASSETS
Available-for-sale financial assets	3, 9	6,281	5,511	168
Held-to-maturity financial assets	3, 10	4,028	2,140	65
Investments accounted for using equity method	3, 16	2,750	2,895	88
Property, plant and equipment	3, 4, 17, 40, 41	302,650	296,399	9,039
Investment properties	3, 4, 18	7,621	7,902	241
Intangible assets	3, 4, 19	42,825	50,447	1,538
Deferred income tax assets	3, 32	1,826	2,061	63
Prepayments	13, 40	3,504	3,612	110
Other noncurrent assets	20, 28, 41	5,601	5,597	172

Total noncurrent assets		377,086	376,564	11,484

TOTAL		$446,498	$452,771	$13,808

(Continued)

		2014	2015
	Notes	NT$	NT$	US$ (Note 6)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	22	$564	$110	$3
Financial liabilities at fair value through profit or loss	3, 8	—	—	—
Hedging derivative liabilities	3, 21	—	—	—
Trade notes and accounts payable	24	18,519	16,301	497
Payables to related parties	40	408	611	19
Current tax liabilities	3, 32	6,982	9,171	280
Other payables	25	24,335	25,487	777
Provisions	3, 26	179	190	6
Advance receipts	27	9,913	9,567	292
Current portion of long-term loans	23, 41	—	8	—
Other current liabilities		1,619	1,501	46

Total current liabilities		62,519	62,946	1,920

NONCURRENT LIABILITIES
Long-term loans	23, 41	1,900	1,742	53
Deferred income tax liabilities	3, 32	132	148	5
Provisions	3, 26	93	58	2
Customers’ deposits	40	4,759	4,726	144
Net defined benefit liabilities	3, 4, 28	6,470	7,099	216
Deferred revenue	3	3,398	3,616	110
Other noncurrent liabilities		1,515	3,097	94

Total noncurrent liabilities		18,267	20,486	624

Total liabilities		80,786	83,432	2,544

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,366
Additional paid-in capital		146,720	146,733	4,475
Retained earnings
Legal reserve		76,893	77,574	2,366
Special reserve		2,820	2,676	82
Unappropriated earnings		55,895	59,448	1,813

Total retained earnings		135,608	139,698	4,261

Other adjustments		886	269	8

Total equity attributable to stockholders of the parent	15, 29	360,788	364,274	11,110
NONCONTROLLING INTERESTS	15, 29	4,924	5,065	154

Total equity		365,712	369,339	11,264

TOTAL		$446,498	$452,771	$13,808

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2013	2014	2015
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	30, 40	$227,981	$226,609	$231,795	$7,069
OPERATING COSTS	12, 40	147,289	148,380	148,126	4,517

GROSS PROFIT		80,692	78,229	83,669	2,552

OPERATING EXPENSES
Marketing		25,164	26,145	25,071	765
General and administrative		4,190	4,414	4,515	138
Research and development		3,726	3,504	3,617	110

Total operating expenses	40	33,080	34,063	33,203	1,013

OTHER INCOME AND EXPENSES	31	59	631	(105)	(3)

INCOME FROM OPERATIONS		47,671	44,797	50,361	1,536

NON-OPERATING INCOME AND EXPENSES
Interest income		563	288	306	9
Other income	31, 40	356	587	650	20
Other gains and losses	31, 40	(124)	124	(228)	(6)
Interest expenses		(36)	(46)	(33)	(1)
Share of the profit of associates and joint ventures accounted for using equity method	16	666	802	897	27

Total non-operating income and expenses		1,425	1,755	1,592	49

INCOME BEFORE INCOME TAX		49,096	46,552	51,953	1,585
INCOME TAX EXPENSE	3, 32	6,478	8,985	9,101	278

NET INCOME		42,618	37,567	42,852	1,307

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	28	(617)	(492)	(231)	(7)
Share of remeasurements of defined benefit pension plans of associates and joint ventures		(39)	1	(25)	(1)
Income tax benefit relating to items that will not be reclassified to profit or loss	28, 32	105	84	39	1

		(551)	(407)	(217)	(7)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$129	$164	$24	$1

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2013	2014	2015
	Notes	NT$	NT$	NT$	US$ (Note 6)
Unrealized gain (loss) on available-for-sale financial assets	31	(392)	878	(645)	(20)
Cash flow hedges	21, 31	—	—	1	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	16	4	4	6	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	32	(6)	3	(2)	—

		(265)	1,049	(616)	(19)

Total other comprehensive income (loss), net of income tax		(816)	642	(833)	(26)

TOTAL COMPREHENSIVE INCOME		$41,802	$38,209	$42,019	$1,281

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$41,494	$36,970	$42,039	$1,282
Noncontrolling interests	15	1,124	597	813	25

		$42,618	$37,567	$42,852	$1,307

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$40,636	$37,594	$41,207	$1,256
Noncontrolling interests		1,166	615	812	25

		$41,802	$38,209	$42,019	$1,281

EARNINGS PER SHARE	33
Basic		$5.35	$4.77	$5.42	$0.17

Diluted		$5.34	$4.76	$5.41	$0.17

EARNINGS PER EQUIVALENT ADS
Basic		$53.49	$47.66	$54.19	$1.65

Diluted		$53.40	$47.58	$54.06	$1.65

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
	Common stocks	Additional Paid-in Capital	Retained Earnings				Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
			Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2013	$77,574	$168,877	$70,829	$2,676	$39,037	$112,542	$(97)	$258	$—	$161	$359,154	$4,336	$363,490
Appropriation of 2012 earnings
Legal reserve	—	—	3,990	—	(3,990)	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(35,913)	(35,913)	—	—	—	—	(35,913)	—	(35,913)
Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(811)	(811)
Cash distributed from additional paid-in capital	—	(5,589)	—	—	—	—	—	—	—	—	(5,589)	—	(5,589)
Net income for the year ended December 31, 2013	—	—	—	—	41,494	41,494	—	—	—	—	41,494	1,124	42,618
Other comprehensive income for the year ended December 31, 2013	—	—	—	—	(553)	(553)	103	(408)	—	(305)	(858)	42	(816)

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	40,941	40,941	103	(408)	—	(305)	40,636	1,166	41,802

Exercise of employee stock option of subsidiaries	—	6	—	—	—	—	—	—	—	—	6	44	50
Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	70	70
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	2	2
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	39	39

BALANCE, DECEMBER 31, 2013	77,574	163,294	74,819	2,676	40,075	117,570	6	(150)	—	(144)	358,294	4,846	363,140
Appropriation of 2013 earnings
Legal reserve	—	—	2,074	—	(2,074)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	144	(144)	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(18,526)	(18,526)	—	—	—	—	(18,526)	—	(18,526)
Cash dividends distributed by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(797)	(797)
Cash distributed from additional paid-in capital	—	(16,577)	—	—	—	—	—	—	—	—	(16,577)	—	(16,577)
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	3	—	—	—	—	—	—	—	—	3	—	3
Net income for the year ended December 31, 2014	—	—	—	—	36,970	36,970	—	—	—	—	36,970	597	37,567
Other comprehensive income for the year ended December 31, 2014	—	—	—	—	(406)	(406)	140	890	—	1,030	624	18	642

Total comprehensive income for the year ended December 31, 2014	—	—	—	—	36,564	36,564	140	890	—	1,030	37,594	615	38,209

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	93	93
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	5	5
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	162	162

BALANCE, DECEMBER 31, 2014	77,574	146,720	76,893	2,820	55,895	135,608	146	740	—	886	360,788	4,924	365,712

Appropriation of 2014 earnings
Legal reserve	—	—	681	—	(681)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	(144)	144	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(37,673)	(37,673)	—	—	—	—	(37,673)	—	(37,673)
Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(350)	(350)
Reversal of special reserve recognized from land disposal	—	—	—	—	—	—	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	27	—	—	—	—	—	—	—	—	27	18	45
Other changes in additional paid-in capital in subsidiaries	—	1	—	—	—	—	—	—	—	—	1	2	3
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2015	—	—	—	—	42,039	42,039	—	—	—	—	42,039	813	42,852
Other comprehensive income for the year ended December 31, 2015	—	—	—	—	(215)	(215)	31	(649)	1	(617)	(832)	(1)	(833)

Total comprehensive income for the year ended December 31, 2015	—	—	—	—	41,824	41,824	31	(649)	1	(617)	41,207	812	42,019

Compensation cost of employee stock options of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	36	36
Subsidiary purchased its treasury stock	—	(15)	—	—	(61)	(61)	—	—	—	—	(76)	(416)	(492)
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	39	39

BALANCE, DECEMBER 31, 2015	$77,574	$146,733	$77,574	$2,676	$59,448	$139,698	$177	$91	$1	$269	$364,274	$5,065	$369,339

BALANCE, DECEMBER 31, 2015 (IN MILLIONS OF US$—Note 6)	$2,366	$4,475	$2,366	$82	$1,813	$4,261	$5	$3	$—	$8	$11,110	$154	$11,264

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In Millions of New Taiwan or U.S. Dollars)

	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$49,096	$46,552	$51,953	$1,585
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	30,954	31,896	30,368	926
Amortization	1,238	2,218	3,080	94
Provision for doubtful accounts	253	326	519	16
Interest expenses	36	46	33	1
Interest income	(563)	(288)	(306)	(9)
Dividend income	(79)	(78)	(218)	(7)
Compensation cost of employee stock options	70	93	36	1
Share of the profit of associates and joint ventures accounted for using equity method	(666)	(802)	(897)	(27)
Impairment loss on available-for-sale financial assets	66	23	107	3
Impairment loss on investments accounted for using equity method	—	—	8	—
Provision for inventory and obsolescence	203	288	198	6
Impairment loss on property, plant and equipment	254	—	138	4
Reversal of impairment loss on investment properties	(246)	—	(142)	(4)
Impairment loss on intangible assets	18	—	—	—
Gain on disposal of financial instruments	(76)	(46)	—	—
Loss (gain) on disposal of property, plant and equipment	(85)	(26)	109	3
Gain on disposal of investment properties	—	(605)	—	—
Loss (gain) on disposal of investments accounted for using equity method	(13)	7	(4)	—
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	1	(1)	—	—
Loss (gain) on foreign exchange, net	19	(164)	54	2
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	9	—	1	—
Trade notes and accounts receivable	1,219	(3,617)	(1,172)	(36)
Receivables from related parties	(25)	(12)	39	1
Inventories	(855)	463	(1,852)	(56)
Other current monetary assets	(1)	1,268	(357)	(11)
Prepayments	(287)	(116)	(327)	(10)
Other current assets	590	741	889	27
Increase (decrease) in:
Trade notes and accounts payable	2,076	2,972	(2,223)	(68)
Payables to related parties	(280)	(149)	203	6
Other payables	447	(1,868)	1,644	50
Provisions	(14)	20	(24)	(1)
Advance receipts	(730)	449	1,134	35
Other current liabilities	88	13	(112)	(3)
Deferred revenue	(138)	(303)	218	7
Net defined benefit liabilities	289	494	439	13

Cash generated from operations	82,868	79,794	83,536	2,548
Interest paid	(36)	(43)	(33)	(1)
Income tax paid	(7,544)	(8,373)	(7,178)	(219)

Net cash provided by operating activities	75,288	71,378	76,325	2,328

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In Millions of New Taiwan or U.S. Dollars)

	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$(1,822)	$(59)	$(29)	$(1)
Proceeds from disposal of available-for-sale financial assets	3,989	85	2	—
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(18,199)	(411)	(11,494)	(350)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	37,928	471	11,824	361
Acquisition of held-to-maturity financial assets	—	—	(1,002)	(31)
Proceeds from disposal of held-to-maturity financial assets	4,236	4,258	4,450	136
Capital reduction of available-for-sale financial assets	36	84	44	1
Proceeds from disposal of hedging derivative assets	15	—	—	—
Derecognition of hedging derivative liabilities	(108)	—	—	—
Acquisition of investments accounted for using equity method	(90)	(252)	(6)	—
Proceeds from disposal of investments accounted for using equity method	24	—	16	—
Capital reduction of investments accounted for using equity method	16	—	—	—
Net cash outflow on acquisition of subsidiaries	—	—	(114)	(3)
Acquisition of property, plant and equipment	(36,382)	(32,559)	(25,084)	(765)
Proceeds from disposal of property, plant and equipment	205	150	4	—
Proceeds from disposal of investment properties	—	1,215	—	—
Acquisition of intangible assets	(39,872)	(644)	(10,380)	(317)
Decrease (increase) in other noncurrent assets	(291)	(719)	72	2
Interest received	672	340	337	10
Cash dividends received	475	667	907	28

Net cash used in investing activities	(49,168)	(27,374)	(30,453)	(929)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,399	895	2,750	84
Repayment of short-term loans	(1,256)	(585)	(3,258)	(99)
Proceeds from long-term loans	—	348	—	—
Repayment of long-term loans	(358)	(148)	(190)	(6)
Increase in repurchase agreement collateralized by bonds	2,925	13,000	—	—
Decrease in repurchase agreement collateralized by bonds	(2,925)	(13,000)	—	—
Decrease in customers’ deposits	(50)	(69)	(37)	(1)
Increase in other noncurrent liabilities	22	181	12	—
Cash dividends and cash distributed from additional paid-in capital	(41,502)	(35,103)	(37,673)	(1,149)
Proceeds from exercise of employee stock option granted by subsidiaries	50	—	—	—
Cash dividends paid to noncontrolling interests	(811)	(797)	(350)	(11)
Partial disposal of interests in subsidiaries without losing control	—	—	45	1
Other change in noncontrolling interests	42	162	(485)	(15)

Net cash used in financing activities	(42,464)	(35,116)	(39,186)	(1,196)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(9)	$87	$25	$1

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,353)	8,975	6,711	204
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	30,938	14,585	23,560	719

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$14,585	$23,560	$30,271	$923

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Millions of New Taiwan, Unless Stated Otherwise)

1.	GENERAL

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

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

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

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the management on April 15, 2016.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board (collectively, “IFRSs”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values.

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

Assets and liabilities that are not classified as current are classified as noncurrent.

Light Era Development Co., Ltd. (LED) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries). Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of comprehensive income from the acquisition up to the disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to the noncontrolling interests

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

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of the parent.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2014	2015	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Sale and maintenance of mobile phones and its peripheral products as well as sales agent of CHT mobile phone plan application	28	29	1)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunication equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	International telecommunication facilities, internet data center (IDC), network integration, and communications integration services	69	69	2)
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, transit services, and voice wholesale	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2014	2015	Note
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, sales agent of mobile phone plan application and other business services	100	100	3)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100
	Youth Co., Ltd (“Youth”)	Sale of computer software, hardware and related products	—	89	4)
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products as an agent	—	100	5)
Youth Co., Ltd (“Youth”)	ISPOT Co., Ltd (“ISPOT”)	Sale of computer and related products	—	100	4)
	Youyi Co., Ltd (“Youyi”)	Maintenance of computer and related products	—	100	4)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100
	Chief International Corp. (“CIC”)	Investment	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Internet and communication service	—	49	6)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100
Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	E-Book publication, and copyright negotiation of digital music	100	100	7)
Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Sales and lease of real estate	—	—	8)

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2014	2015	Note
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	48	46	9)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self- production products	100	100
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	10)
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2014	2015	Note
Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network services	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Providing intelligent buildings and smart home services	51	51	11)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100

(Concluded)

1)	The Company owns 29% equity shares of SENAO. However, the Company has four out of seven seats of the Board of Directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. The Company’s equity ownership of SENAO increased due to SENAO’s purchase of its treasury stock in June 2015 and July 2015. The Company owned 28.18% and 29.31% equity shares of SENAO as of December 31, 2014 and December 31, 2015, respectively.
2)	The Company’s equity ownership of CHIEF decreased as CHIEF issued employee stock bonus in July 2014. The Company owned 72.51% equity shares of CHIEF as of December 31, 2015.
3)	Chunghwa established 100% owned subsidiary of Honghwa Human Resources Co., Ltd. in January 2013. Honghwa Human Resources Co., Ltd. changed its name to Honghwa International Co., Ltd. from July 4, 2014.
4)	SENAO acquired 70% equity shares of Youth in September, 2015. SENAO participated in Youth’s cash capital increase in December 2015; therefore, the ownership interests of Youth increased. SENAO owned 89.48% equity shares of Youth as of December 31, 2015. Youyi and ISPOT are 100% owned subsidiaries of Youth.
5)	SENAO established a 100% owned subsidiary of Aval in October 2015. Aval mainly engages in the sale of information and communication technologies products as an agent.
6)	CHIEF invested 49% equity shares of SCT in August 2015. Based on the written agreement between the stockholders, CHIEF has two out of three seats of the Board of Directors of SCT. Therefore, CHIEF has control over SCT and the accounts of SCT are included in the consolidated financial statements.
7)	CEI’s dissolution has been approved by local regulator in January 2016. The liquidation of CEI is still in progress.
8)	LED merged YYRP by absorption in October 2014.
9)	CHI disposed of some shares of CHPT in January 2015, so its ownership interest in CHPT decreased. The Company owned 47.65% and 45.68% equity shares of CHPT as of December 31, 2014 and December 31, 2015, respectively. In addition, considering Company’s absolute size, the relative size and the dispersion of shares owned by the other shareholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.
10)	COI was liquidated in August 2015. CIHC received part of the proceeds from the liquidation.
11)	HXIT’s dissolution has been approved by local regulator in March 2016. HXIT received part of the proceeds from the liquidation in April 2016.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2015:

Business Combination

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Noncontrolling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of noncontrolling interests are measured at fair value.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company retrospectively adjusts the provisional amounts recognized at the acquisition date or recognizes additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date and if known, would have affected the measurement of the amounts recognized as of that date.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation denominated in foreign currencies are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

Chunghwa use New Taiwan dollars as the functional currency. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries and associates in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

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

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Land Consigned to Construction Contractors

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

Investments in Associates and Joint Ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received.

When the Company subscribes for new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using the equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Goodwill

Goodwill arising from the acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units (referred to as “cash-generating unit”) that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributable goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life. Intangible assets with indefinite useful lives that are acquired separately are measured at cost less accumulated impairment loss.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Tangible and Intangible Assets Other Than Goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

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

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. The regular way of transaction means the purchase or sale of financial assets delivered within the time frame established by regulation or convention in the marketplace.

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

The Company invests in bank debentures and corporate bonds with specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment loss.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

The Company invests in listed stocks, emerging market stocks, and unlisted stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables since the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed to determine whether there is objective evidence that an impairment loss has occurred at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets, assets that are individually assessed and not impaired are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is mainly based on the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

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

For financial assets that are carried at cost, the amount of the impairment loss is mainly measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade note and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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

Provisions

Provisions for the expected cost of warranty obligations are recognized at the date of sale of the relevant products, at the best estimate of the expenditure required to settle the Company’s obligation by the management of the Company.

Revenue Recognition

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

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

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivable due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers.

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

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established under the premises when it is probable that the economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits related to the transactions will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

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

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Share-based Payment Arrangements—Employee Stock Options

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee share options that are expected to ultimately vest, with a corresponding increase in additional paid-in capital—employee stock options. If the equity instruments granted vest immediately at the grant date, expenses are recognized in full in profit or loss.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital—employee stock options.

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. If the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, the resulting deferred tax asset or liability is not recognized. In addition, a deferred tax liability is not recognized on taxable temporary difference arising from initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits from purchases of machinery, equipment and technology, and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of trade notes and accounts receivable

When there is objective evidence showed indications of impairment, the Company considers the estimation of future cash flows. The amount of impairment will be measured at the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, as the impact from discounting short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated undiscounted future cash flows. Where the actual future cash flows are lower than expected, a material impairment loss may arise.

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

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

e.	Recognition and measurement of defined benefit plans

Net defined benefit liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

f.	Control over subsidiaries

As discussed in Note 3, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interest in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other shareholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between shareholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

5.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

In the current year, the Company has applied a number of amendments to IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2015.

a.	Annual Improvements to IFRSs 2010—2012 Cycle and 2011—2013 Cycle

The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2010—2012 Cycle and 2011—2013 Cycle for the first time in 2015. One of the annual improvements requires entities to disclose judgments made by management in applying the aggregation criteria set out in paragraph 12 of IFRS 8 “Operating Segments”. The Company has aggregated several operating segments into a single operating segment and made the required disclosures in Note 43 in accordance with the amendments. The application of the other amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

New and Revised IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 2)
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016 (Note 3)
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendment to IAS 1	Disclosure Initiative	January 1, 2016
Amendment to IAS 7	Disclosure Initiative	January 1, 2017
Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2017
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 2:	Except the amendment to IFRS 5 which is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016, the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Note 3:	Applicable to first annual IFRS financial statements effective for a period beginning on or after January 1, 2016.

Except for the following items, the Company believes the adoption of the aforementioned new and revised IFRSs will not have material impact on the Company’s financial statements.

a.	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue related interpretations.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

1)	Identify the contract with the customer;

2)	Identify the performance obligations in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligations in the contracts; and

5)	Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This will lead to the later recognition of charges for certain customer-obtaining costs.

The amendments to IFRS 15 clarify how to (1) identify performance obligation; (2) determine whether a company is a principal or an agent; and (3) determine whether the revenue from granting a license should be recognized at a point in time or over time.

When IFRS 15 is effective, the Company may elect to apply this Standard and the related amendments either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

b.	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 31, 2015, which was NT$32.79 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.	CASH AND CASH EQUIVALENTS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$310	$333
Bank deposits	5,590	7,616

	5,900	7,949

Cash equivalents (investments with maturities of less than three months)
Commercial paper	14,000	11,914
Negotiable certificate of deposit	3,100	7,600
Time deposits	560	2,808

	17,660	22,322

	$23,560	$30,271

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits were as follows:

December 31
	2014	2015
Bank deposits	0.00%-0.95%	0.00%-1.10%
Commercial paper	0.58%-0.65%	0.35%-0.41%
Negotiable certificate of deposit	0.50%-0.80%	0.36%-0.45%
Time deposits	0.38%-5.45%	0.55%-3.80%

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1	$—

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—

Outstanding forward exchange contracts as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Millions)
December 31, 2014
Forward exchange contracts—buy	US$/NT$	2015.01	US$	7/NT$219

December 31, 2015
Forward exchange contracts—buy	EUR/NT$	2016.03-06		EUR18/NT$659
Forward exchange contracts—buy	US$/NT$	2016.01	US$	1/NT$26

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Equity securities
Domestic and foreign listed stocks	$3,914	$3,243
Domestic non-listed stocks	2,105	1,990
Foreign non-listed stocks	262	278

	$6,281	$5,511

Current	$—	$—
Noncurrent	6,281	5,511

	$6,281	$5,511

Since the fair value cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet dates.

CHI disposed non-listed available-for-sale financial assets with carrying amounts of $2 million, $6 million and $2 million for the years ended 2013, 2014 and 2015, respectively, and recognized the gains (losses) from the disposal of $3 million, $1 million and $(0.4) million for the years ended December 31, 2013, 2014 and 2015, respectively.

After the Company evaluated the financial positions and future operation results of aforementioned investment, the Company concluded some of its investment that have ceased their operations were fully impaired, and recognized an impairment loss of $17 million, $9 million and $77 million for the years ended December 31, 2013, 2014 and 2015, respectively. In addition, some of its investments are encountering profit recession or deficit. The Company concluded the recoverable amount of such investments which represented listed stock price, present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset or based on the market approach using financial indicators such as PE ratios of the comparable listed companies was lower than the carrying amount. Therefore, the Company recognized impairment losses of $49 million, $14 million and $30 million for the years ended December 31, 2013, 2014 and 2015, respectively.

10.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Corporate bonds	$6,534	$3,871
Bank debentures	951	150

	$7,485	$4,021

Current	$3,457	$1,881
Noncurrent	4,028	2,140

	$7,485	$4,021

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Corporate bonds

Par value	$6,515	$3,865

Nominal interest rate	1.15%-2.49%	1.18%-2.49%
Effective interest rate	1.15%-1.58%	1.15%-1.54%
Average remaining maturity life	1.34 years	1.04 years

Bank debentures

Par value	$950	$150

Nominal interest rate	1.25%-1.60%	1.25%
Effective interest rate	1.15%-1.40%	1.25%
Average remaining maturity life	0.75 year	1.41 years

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$27,277	$28,260
Less: Allowance for doubtful accounts	(1,049)	(1,334)

	$26,228	$26,926

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

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates were as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Non-overdue	$24,454	$25,708
Less than 30 days	680	733
31-60 days	171	346
61-90 days	91	241
91-120 days	76	193
121-180 days	64	121
More than 181 days	1,741	918

	$27,277	$28,260

The above aging analysis was based on days overdue.

At balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of December 31, 2014 and 2015 was as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Less than 30 days	$114	$128
31-60 days	20	16
61-90 days	20	95
91-120 days	19	58
121-180 days	1	2
More than 181 days	17	20

	$191	$319

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2013	$164	$647	$811
Add: Provision for doubtful accounts	57	182	239
Deduct: Amounts written off	—	(128)	(128)

Balance on December 31, 2013	221	701	922
Add: Provision for doubtful accounts	55	237	292
Deduct: Amounts written off	—	(165)	(165)

Balance on December 31, 2014	276	773	1,049
Add: Provision for doubtful accounts	88	392	480
Deduct: Amounts written off	—	(195)	(195)

Balance on December 31, 2015	$364	$970	$1,334

12.	INVENTORIES

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Merchandise	$4,164	$5,849
Project in process	822	697
Work in process	13	100
Raw materials	52	71

	5,051	6,717
Land held under development	$1,999	$1,999
Construction in progress	47	64

	$7,097	$8,780

The operating costs related to inventories were $50,860 million, $51,341 million and $52,666 million for the years ended December 31, 2013, 2014 and 2015, respectively.

For the years ended December 31, 2013, 2014 and 2015, the costs of valuation loss on inventories recognized as operating costs included the amounts of $203 million, $288 million and $198 million, respectively.

As of December 31, 2014 and 2015, inventories of $2,061 million and $2,063 million, respectively, were expected to be recovered for a time period longer than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held under development and construction in progress on December 31, 2014 and 2015 was for Qingshan Sec., Dayuan Dist., Taoyuan City project.

13.	PREPAYMENTS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Prepaid rents	$3,330	$3,275
Others	2,618	3,006

	$5,948	$6,281

Current
Prepaid rents	$1,105	$1,033
Others	1,339	1,636

	$2,444	$2,669

Noncurrent
Prepaid rents	$2,225	$2,242
Others	1,279	1,370

	$3,504	$3,612

14.	OTHER CURRENT MONETARY ASSETS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$2,616	$2,286
Others	709	1,015

	$3,325	$3,301

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at each balance sheet dates were as follows:

	December 31
	2014	2015
Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-4.95%	0.11%-3.50%

15.	NON-WHOLLY OWNED SUBSIDIARIES THAT HAVE MATERIAL NONCONTROLLING INTERESTS

a.	Information on significant noncontrolling interest subsidiary

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation and Principal Place of Business	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
		December 31
		2014	2015
SENAO	Taiwan	72%	71%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2013	2014	2015	2014	2015
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
SENAO	$1,022	$436	$551	$4,013	$3,942

Individually immaterial subsidiaries with noncontrolling interests				911	1,123

				$4,924	$5,065

The Company owns 29% equity shares of SENAO. However, the Company has four out of seven seats of the Board of Directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements.

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Current assets	$7,944	$7,423

Noncurrent assets	$2,480	$2,615

Current liabilities	$4,643	$4,398

Noncurrent liabilities	$94	$138

Equity attributable to the parent	$1,674	$1,560

Noncontrolling interests	$4,013	$3,942

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Revenue	$43,033	$41,753	$35,944
Expenses	41,610	41,146	35,171

Profit for the year	$1,423	$607	$773

Profit attributable to the parent	$401	$171	$222
Profit attributable to the noncontrolling interests	1,022	436	551

Profit for the year	$1,423	$607	$773

Other comprehensive income attributable to the parent	$12	$8	$(1)
Other comprehensive income attributable to the noncontrolling interests	30	21	(2)

Other comprehensive income for the year	$42	$29	$(3)

Total comprehensive income attributable to the parent	$413	$179	$222
Total comprehensive income attributable to the noncontrolling interests	1,052	457	548

Total comprehensive income for the year	$1,465	$636	$770

Dividends paid to noncontrolling interests	$739	$742	$274

Net cash inflow (outflow) from operating activities	$(240)	$1,233	$1,739
Net cash inflow (outflow) from investing activities	(274)	(106)	65
Net cash outflow from financing activities	(993)	(533)	(1,530)

Net cash inflow (outflow)	$(1,507)	$594	$274

b.	Equity transactions with noncontrolling interests

The Company’s equity ownership of SENAO decreased from 28.30% as of January 1, 2013 to 28.18% as of December 31 2013, due to the exercise of options by SENAO’s employees. The total proceeds from exercise of employee stock options were $42 million for the year ended December 31, 2013. The partial proceeds of $36 million was attributed to noncontrolling interests for the year ended December 31, 2013. The Company’s equity ownership of SENAO did not change for the year ended December 31, 2014.

The Company’s equity ownership of CHPT decreased from 53.19% as of January 1, 2013 to 50.62% as of December 31, 2013 due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus. The total proceeds from exercise of employee stock options were $8 million, substantially all of which were attributed to noncontrolling interests for the year ended December 31, 2013. The Company’s equity ownership of CHPT decreased from 50.62% as of December 31, 2013 to 47.65% as of December 31, 2014 due to CHI did not participate the CHPT’s capital increase in August and September 2014, and the cash inflow from noncontrolling interests was $162 million.

SENAO participated in share subscription of Youth in December 2015 at a percentage different from its original ownership interest. Therefore, the ownership interest of Youth increased from 70% to 89.48%.

SENAO purchased its treasury stock in June 2015 and July 2015, and the ownership interest of SENAO increased from 28.18% to 29.31%.

CHI disposed of partial shares of CHPT in January 2015, and the ownership interest of CHPT decreased from 47.65% to 45.68%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the year ended December 31, 2015 was as follows:

	CHI Disposed Some Shares of CHPT	SENAO Purchased Its Treasury Stock	SENAO Participated in Youth’s Share Subscription
	NT$	NT$	NT$
		(In Millions)
Cash consideration received (paid) from (to) noncontrolling interest	$45	$(492)	$—
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(18)	416	(0.4)

Differences arising from equity transaction	$27	$(76)	$(0.4)

Line items for equity transaction adjustment

Additional paid-in capital—difference between consideration received and the carrying amount of the subsidiaries’ net assets upon actual disposal	$27	$—	$—

Additional paid-in capital—arising from changes in equities of subsidiaries	$—	$(15)	$(0.4)

Unappropriated earnings	$—	$(61)	$—

c.	Business combinations

1)	Subsidiary acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$
				(In Millions)
Youth Co., Ltd. and its subsidiaries	Sale of computer software, hardware and related products	September 2, 2015	70	$135

Youth and its subsidiaries were acquired in order to continue the expansion of SENAO’s activities in selling telecommunication products. Youth and its subsidiaries were acquired by cash.

2)	Assets acquired and liabilities assumed at the date of acquisition

Youth and Its Subsidiaries
NT$
(In Millions)
Current assets
Cash and cash equivalents	$21
Accounts and other receivables	10
Inventories	30
Prepayments	6
Other current assets	6
Noncurrent assets
Property, plant and equipment	36
Intangible assets	259
Refundable deposits	22
Deferred income tax assets	4
Other noncurrent assets	32
Current liabilities
Short-term loans	(54)
Trade notes payable	(9)
Accounts and other payable	(75)
Other current liabilities	(80)
Noncurrent liabilities
Long-term loans	(40)
Deferred income tax liabilities	(44)
Other noncurrent liabilities	(10)

$114

3)	Goodwill arising on acquisition

Youth and Its Subsidiaries
NT$
(In Millions)
Consideration transferred	$135
Add: Noncontrolling interest (30% of the recognized amounts of Youth and its subsidiaries’ identifiable net assets)	34
Less: Fair value of identifiable net assets acquired	(114)

Goodwill arising on acquisition	$55

Goodwill that arose in the acquisition of Youth and its subsidiaries mainly included the amount in relation to the benefit of expected synergies from integrating the businesses of Youth and its subsidiaries that operate sales and maintenance of Apple’s products for many years. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill arising from business combinations is not deductible for tax purposes.

4)	Net cash outflow on acquisition of subsidiaries

Youth and Its Subsidiaries
NT$
(In Millions)
Consideration paid in cash	$135
Less: Cash and cash equivalents acquired	(21)

$114

5)	Impact of acquisitions on the results of the Company

The results of the acquired subsidiaries since the date of acquisition were as follows:

Youth and Its Subsidiaries
NT$
(In Millions)
Revenue	$188

Net loss	$18

Had these business combinations been in effect at the beginning of the annual reporting period, the Company’s revenue and net income would have been $232,187 million and $42,774 million for the year ended December 31, 2015. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and net income of the Company had Youth and its subsidiaries been acquired at the beginning of the current reporting period, management calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Investments in associates	$2,493	$2,668
Investments in joint ventures	257	227

	$2,750	$2,895

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Listed

Senao Networks, Inc. (“SNI”)	$589	$699

Non-listed

ST-2 Satellite Ventures Pte. Ltd. (“STS”)	558	495
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	209	338
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	278	316
International Integrated System, Inc. (“IISI”)	291	297
Skysoft Co., Ltd. (“SKYSOFT”)	135	137
KingwayTek Technology Co., Ltd. (“KWT”)	85	82
So-net Entertainment Taiwan Limited (“So-net”)	99	106
Taiwan International Ports Logistics Corporation (“TIPL”)	79	69
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	66	40
Click Force Co., Ltd. (“CF”)	39	39
HopeTech Technologies Limited (“HopeTech”)	31	36
Alliance Digital Tech Co., Ltd. (“ADT”)	20	14
MeWorks LIMITED (HK) (“MeWorks”)	9	—
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	5	—
Panda Monium Company Ltd.	—	—

	$2,493	$2,668

At the end of the reporting periods, the percentages of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Rights
	December 31
	2014	2015
Senao Networks, Inc. (“SNI”)	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40

	(Continued)

	% of Ownership and Voting Rights
	December 31
	2014	2015
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
International Integrated System, Inc. (“IISI”)	33	33
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	27	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	26
Click Force Co., Ltd. (“CF”)	49	49
HopeTech Technologies Limited (“HopeTech”)	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	13	13
MeWorks LIMITED (HK) (“MeWorks”)	20	20
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49	—
Panda Monium Company Ltd.	43	—

	(Concluded)

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
		(In Millions)
The Company’s share of the profit	$680	$823	$926
The Company’s share of other comprehensive income (loss)	(35)	5	(19)

The Company’s share of total comprehensive income	$645	$828	$907

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
SNI	$2,868	$3,556

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

Chunghwa did not participate in the capital increase of KWT in August 2014 and November 2014 and the ownership interest decreased to 27% after the capital increase of KWT. Chunghwa sold its partial ownership interest in KWT in January 2015. The gain on disposal of KWT was $7 million and the ownership interest decreased to 26% after the disposal.

Chunghwa and Taiwan International Ports Corporation, Ltd. established TIPL in October 2014. Chunghwa invested $80 million cash and held 27% ownership of TIPL. TIPL engages mainly in logistics service of increasing cargo movement efficiency.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established DZIM in May 2011. DZIM reduced its capital to offset the deficits amounting to $131 million and made capital reduction of $49 million during its stockholders’ meeting held on March 31, 2013. Chunghwa received $16 million from the capital reduction. DZIM increased its capital in April 2014 and June 2014. Chunghwa participated in the capital increase of DZIM by investing $49 million in April 2014. SENAO participated in the capital increase of DZIM by investing $24 million in April 2014. As of December 31, 2015, the Company held 26% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

CHYP participated in the capital increase of CF by investing $39 million and $6 million in November 2014 and April 2015, respectively. CHYP held 49% ownership. CF engages mainly in advertisement services.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30 million cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one out of five seats in the Board of Directors; therefore it has significant influence over ADT. Chunghwa did not participate in the capital increase of ADT in April 2014 and October 2014 and the ownership interest decreased to 13% after the capital increase of ADT. Chunghwa still has one out of five seats in the Board of Directors; therefore it remains significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Prime Asia participated in the capital increase of MeWorks by investing $10 million and held 20% ownership in May 2014. Based on the share of capital commitments, Prime Asia has two seats out of five seats in the Board of Directors; therefore it has significant influence over MeWorks. MeWorks engages mainly in investment business. As the operation of MeWorks had ceased, the Company concluded that this investment was fully impaired. The Company recognized an impairment loss of $8 million for the year ended December 31, 2015.

Sertec completed its liquidation in June 2015. CHI recognized the gain on disposal of Sertec of $1 million and received the proceeds from disposal in July 2015.

CHI disposed all ownership interest in Panda Monium Company Ltd. in September 2015.

The Company’s share of profit (loss) and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

			% of Ownership and
	Carrying Amount		Voting Rights
	December 31		December 31
	2014	2015	2014	2015
	NT$	NT$
	(In Millions)
Non-listed
Huada Digital Corporation (“HDD”)	$219	$207	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	38	20	50	50

	$257	$227

Chunghwa invested in CBO in February 2014 at $50 million cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Pte. Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce business for employees of corporate members and personal customers.

In March 2016, the shareholders of HDD approved that HDD would start its dissolution from March 31, 2016. The liquidation of HDD is still in process.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
The Company’s share of loss	$(14)	$(21)	$(29)
The Company’s share of other comprehensive income	—	—	—

The Company’s share of total comprehensive loss	$(14)	$(21)	$(29)

The Company’s share of loss of joint ventures was recorded based on the audited financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Carrying amount
Land	$102,774	$102,747
Land improvements	413	372

	(Continued)

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Buildings	44,398	43,369
Computer equipment	4,010	3,281
Telecommunications equipment	126,309	123,167
Transportation equipment	1,616	1,065
Miscellaneous equipment	2,200	1,996
Construction in progress and advances related to acquisition of equipment	20,930	20,402

	$302,650	$296,399

	(Concluded)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2013	$102,197	$1,548	$67,429	$15,234	$669,376	$3,315	$7,588	$18,683	$885,370
Additions	—	—	6	68	72	1	285	36,295	36,727
Disposal	(56)	(9)	(18)	(1,132)	(14,778)	(158)	(439)	—	(16,590)
Effect of foreign exchange differences	—	—	—	2	7	—	(9)	—	—
Others	122	8	141	1,824	28,441	587	990	(32,125)	(12)

Balance on December 31, 2013	$102,263	$1,547	$67,558	$15,996	$683,118	$3,745	$8,415	$22,853	$905,495

Accumulated depreciation and impairment
Balance on January 1, 2013	$—	$(1,068)	$(20,825)	$(11,348)	$(547,846)	$(1,270)	$(5,671)	$—	$(588,028)
Depreciation expenses	—	(57)	(1,245)	(1,380)	(26,977)	(550)	(728)	—	(30,937)
Disposal	—	9	18	1,129	14,735	158	421	—	16,470
Impairment losses	—	—	—	—	(254)	—	—	—	(254)
Effect of foreign exchange differences	—	—	—	(1)	22	—	(27)	—	(6)
Others	—	12	80	(1)	6	(10)	(113)	—	(26)

Balance on December 31, 2013	$—	$(1,104)	$(21,972)	$(11,601)	$(560,314)	$(1,672)	$(6,118)	$—	$(602,781)

Cost
Balance on January 1, 2014	$102,263	$1,547	$67,558	$15,996	$683,118	$3,745	$8,415	$22,853	$905,495
Additions	308	—	136	30	130	1	266	31,213	32,084
Disposal	(26)	(12)	(14)	(1,805)	(19,208)	(76)	(539)	—	(21,680)
Effect of foreign exchange differences	—	—	—	2	102	—	5	—	109
Others	229	23	(80)	1,095	30,934	154	496	(33,136)	(285)

Balance on December 31, 2014	$102,774	$1,558	$67,600	$15,318	$695,076	$3,824	$8,643	$20,930	$915,723

							(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2014	$—	$(1,104)	$(21,972)	$(11,601)	$(560,314)	$(1,672)	$(6,118)	$—	$(602,781)
Depreciation expenses	—	(53)	(1,252)	(1,473)	(27,704)	(599)	(799)	—	(31,880)
Disposal	—	12	13	1,800	19,194	76	461	—	21,556
Impairment losses	—	—	—	—	—	—	—	—	—
Effect of foreign exchange differences	—	—	—	(1)	(15)	—	(4)	—	(20)
Others	—	—	9	(33)	72	(13)	17	—	52

Balance on December 31, 2014	$—	$(1,145)	$(23,202)	$(11,308)	$(568,767)	$(2,208)	$(6,443)	$—	$(613,073)

Cost
Balance on January 1, 2015	$102,774	$1,558	$67,600	$15,318	$695,076	$3,824	$8,643	$20,930	$915,723
Additions	—	—	59	37	159	—	203	23,993	24,451
Disposal	—	—	(11)	(1,073)	(13,047)	(69)	(511)	—	(14,711)
Effect of foreign exchange differences	—	—	—	—	69	—	—	—	69
Acquisitions through business combinations	19	—	7	—	—	—	39	—	65
Others	(46)	17	135	714	23,115	60	363	(24,521)	(163)

Balance on December 31, 2015	$102,747	$1,575	$67,790	$14,996	$705,372	$3,815	$8,737	$20,402	$925,434

Accumulated depreciation and impairment
Balance on January 1, 2015	$—	$(1,145)	$(23,202)	$(11,308)	$(568,767)	$(2,208)	$(6,443)	$—	$(613,073)
Depreciation expenses	—	(53)	(1,269)	(1,467)	(26,291)	(599)	(671)	—	(30,350)
Disposal	—	—	10	1,061	13,033	69	425	—	14,598
Impairment losses	—	—	—	—	(138)	—	—	—	(138)
Effect of foreign exchange differences	—	—	—	—	(14)	—	—	—	(14)
Acquisitions through business combinations	—	—	(1)	—	—	—	(28)	—	(29)
Others	—	(5)	41	(1)	(28)	(12)	(24)	—	(29)

Balance on December 31, 2015	$—	$(1,203)	$(24,421)	$(11,715)	$(582,205)	$(2,750)	$(6,741)	$—	$(629,035)

(Concluded)

Due to technology upgrade, some telecommunications equipment became obsolete. The Company evaluated and concluded the recoverable amount determined on the basis of value in use of aforementioned telecommunications equipment was nil and recognized impairment losses of $254 million, $0.064 million and $138 million for the years ended December 31, 2013, 2014 and 2015, respectively. The impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	2-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	2-10 years

18.	INVESTMENT PROPERTIES

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$7,621	$7,902

Investment Properties
NT$
(In Millions)
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

(Continued)

Investment Properties
NT$
(In Millions)
Cost

Balance on January 1, 2015	$8,883
Disposal	—
Reclassification	175

Balance on December 31, 2015	$9,058

Accumulated depreciation and impairment

Balance on January 1, 2015	$(1,262)
Depreciation expense	(18)
Disposal	—
Reclassification	(18)
Reversal of impairment loss	142

Balance on December 31, 2015	$(1,156)

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized reversals of impairment loss of $246 million and $142 million for the years ended December 31, 2013 and 2015, respectively, and the amount was recognized only to the extent of impairment losses that had been recognized in prior years. The reversals of impairment loss were included in other income and expenses in the statements of comprehensive income.

LED disposed its investment property in October 2014. The disposal price is $1,230 million, related cost is $625 million (including carrying value of $610 million and related disposal expense of $15 million), and the disposal gain was $605 million.

The fair value of the Company’s investment properties as of December 31, 2014 and 2015 was determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Fair value	$17,180	$17,694

Overall capital interest rate	1.54%-2.36%	1.49%-2.28%
Profit margin ratio	10%-20%	10%-20%
Discount rate	1.36%	1.21%-1.28%
Capitalization rate	0.44%-1.65%	0.44%-1.73%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Carrying amount
3G and 4G concession	$41,150	$48,601
Computer software	1,399	1,266
Goodwill	163	218
Others	113	362

	$42,825	$50,447

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2013	$10,179	$2,065	$181	$117	$12,542
Additions-acquired separately	39,075	796	—	1	39,872
Disposal	—	(225)	—	—	(225)
Effect of foreign exchange difference	—	1	—	—	1

Balance on December 31, 2013	$49,254	$2,637	$181	$118	$52,190

Accumulated amortization and impairment
Balance on January 1, 2013	$(5,687)	$(1,050)	$—	$(23)	$(6,760)
Amortization expenses	(749)	(481)	—	(8)	(1,238)
Disposal	—	225	—	—	225
Impairment loss	—	—	(18)	—	(18)
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2013	$(6,436)	$(1,306)	$(18)	$(31)	$(7,791)

Cost
Balance on January 1, 2014	$49,254	$2,637	$181	$118	$52,190
Additions-acquired separately	—	611	—	33	644
Disposal	—	(56)	—	—	(56)
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2014	$49,254	$3,192	$181	$151	$52,778

Accumulated amortization and impairment
Balance on January 1, 2014	$(6,436)	$(1,306)	$(18)	$(31)	$(7,791)
Amortization expenses	(1,668)	(543)	—	(7)	(2,218)
Disposal	—	56	—	—	56
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2014	$(8,104)	$(1,793)	$(18)	$(38)	$(9,953)

				(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2015	$49,254	$3,192	$181	$151	$52,778
Additions-acquired separately	9,955	424	—	1	10,380
Disposal	—	(375)	—	(2)	(377)
Effect of foreign exchange difference	—	—	—	—	—
Acquisitions through business combinations	—	—	55	259	314
Others	—	8	—	—	8

Balance on December 31, 2015	$59,209	$3,249	$236	$409	$63,103

Accumulated amortization and impairment
Balance on January 1, 2015	$(8,104)	$(1,793)	$(18)	$(38)	$(9,953)
Amortization expenses	(2,504)	(565)	—	(11)	(3,080)
Disposal	—	375	—	2	377
Effect of foreign exchange difference	—	—	—	—	—
Others	—	—	—	—	—

Balance on December 31, 2015	$(10,608)	$(1,983)	$(18)	$(47)	$(12,656)

(Concluded)

For long-term business development, Chunghwa participated in mobile broadband (4G) license bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $39,075 million in November 2013.

For long-term business development, Chunghwa participated in mobile broadband license (4G license) in 2.5 and 2.6 GHz bands bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $9,955 million in December 2015.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

Goodwill amounted to $18 million arising from the business combination of a subsidiary, CHI, which is classified in other reportable segment, was fully impaired for the year ended December 31, 2013 because CHI underwent organizational downsizing. The recoverable amount of the goodwill determined on the basis of value in use was nil. The Company did not recognize any impairment loss on goodwill for the years ended December 31, 2014 and 2015.

20.	OTHER ASSETS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Spare parts	$2,977	$1,876
Refundable deposits	2,739	2,198
Other financial assets	1,000	1,000
Others	2,104	2,859

	$8,820	$7,933

Current
Spare parts	$2,977	$1,876
Others	242	460

	$3,219	$2,336

Noncurrent
Refundable deposits	$2,739	$2,198
Other financial assets	1,000	1,000
Others	1,862	2,399

	$5,601	$5,597

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING DERIVATIVE INSTRUMENTS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Hedge on derivative financial assets
Cash flow hedge—forward exchange contracts	$—	$1

Hedge on derivative financial liabilities
Cash flow hedge—forward exchange contracts	$—	$—

Chunghwa’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the years ended December 31, 2014 and 2015, gain (loss) arising from changes in fair value of the hedged items recognized in other comprehensive income was $(0.3) million and $1 million, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2015, Chunghwa expected part of the equipment purchase transactions will not occur and reclassified the related loss of $1 million arising from the forward exchange contracts of the aforementioned transactions from equity to profit or loss.

The outstanding forward exchange contracts at the balance sheet date were as follows:

	Currency	Maturity Period	Contract Amount (Millions)
December 31, 2014
Forward exchange contracts—buy	EUR/NT$	2015.03	EUR2/NT$	91

December 31, 2015
Forward exchange contracts—buy	EUR/NT$	2016.03-06	EUR9/NT$	306

Loss (gain) arising from the hedging derivative instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	Year Ended December 31
	2014	2015
	NT$	NT$
	(In Millions)
Construction in progress and advances related to acquisition of equipment	$18	$(18)

22.	SHORT-TERM LOANS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Unsecured loans	$564	$110

Annual interest rates	1.25%-2.40%	1.29%-2.40%

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS-CURRENT PORTION)

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Secured loans (Note 41)	$1,900	$1,750
Less: Current portion of long-term loans	—	(8)

	$1,900	$1,742

The annual interest rates of loans were as follows:

	December 31
	2014	2015
Secured loans	1.13%-2.35%	1.11%-1.36%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300 million and $1,350 million were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED has made an early repayment of $50 million in April 2015. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400 million which will be due in December 2017; LED has made an early repayment of $350 million and $50 million in 2013 and January 2015, respectively.

CHPT entered into a secured loan contract of $348 million with Bank of Taiwan in April 2014, interest will be paid monthly, amortization of principle will begin in May 2016, and the contract will expire in April 2029. CHPT made early repayments of $148 million and $50 million from September to December 2014 and in November 2015, respectively.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$18,519	$16,301

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2014	2015
	NT$	NT$
	(In Millions)

Accrued salary and compensation	$9,122	$10,430
Accrued remuneration to employees, bonus to employees and remuneration to directors and supervisors	1,680	2,190
Payables to equipment suppliers	1,182	1,541
Payables to contractors	2,629	1,452
Accrued franchise fees	1,585	1,401
Amounts collected for others	1,330	1,406
Accrued maintenance costs	868	998
Others	5,939	6,069

	$24,335	$25,487

26.	PROVISIONS

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Warranties	$212	$213
Employee benefits	55	30
Others	5	5

	$272	$248

Current	$179	$190
Noncurrent	93	58

	$272	$248

	Warranties	Employee Benefits	Others	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2013	$221	$42	$3	$266
Additional provisions recognized	153	5	1	159
Used during the period	(173)	—	—	(173)

Balance on December 31, 2013	$201	$47	$4	$252

Balance on January 1, 2014	$201	$47	$4	$252
Additional provisions recognized	192	8	1	201
Used during the period	(174)	—	—	(174)
Reversed during the period	(7)	—	—	(7)

Balance on December 31, 2014	$212	$55	$5	$272

Balance on January 1, 2015	$212	$55	$5	$272
Additional provisions recognized	100	12	—	112
Used during the period	(99)	(37)	—	(136)

Balance on December 31, 2015	$213	$30	$5	$248

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.
b.	The provision for employee benefits represents vested long-term service compensation accrued.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $1,022 million and $1,173 million as of December 31, 2014 and 2015, respectively.

28.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements. The amounts recognized as expenses for defined contribution plans were $375 million, $441 million and $489 million for the years ended December 31, 2013, 2014 and 2015, respectively.

b.	Defined benefit plans

Chunghwa completed its privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for

Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, and SHE with the pension mechanism under the Labor Standards Law are considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law of the ROC revised in February 2015, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligation	$27,958	$30,882
Fair value of plan assets	(21,496)	(23,794)

Funded status	$6,462	$7,088

Net defined benefit liabilities	$6,470	$7,099
Net defined benefit assets (included in other noncurrent assets—others)	(8)	(11)

	$6,462	$7,088

Movements in the defined benefit obligation as adjusted and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2013	$22,100	$17,528	$4,572

Current service cost	2,906	—	2,906
Interest expense/interest income	347	294	53

Amounts recognized in profit or loss	3,253	294	2,959

Remeasurement on the net defined benefit liability

		(Continued)

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Return on plan assets (excluding amounts included in net interest)	—	226	(226)
Actuarial gains recognized from changes in demographic assumptions	(3)	—	(3)
Actuarial gains recognized from changes in financial assumptions	$(858)	$—	$(858)
Actuarial losses recognized from experience adjustments	1,704	—	1,704

Amounts recognized in other comprehensive income	843	226	617

Contributions from employer	—	2,566	(2,566)
Benefits paid	(632)	(632)	—
Benefits paid directly by the Company	(107)	—	(107)

Balance on December 31, 2013	25,457	19,982	5,475

Service cost
Current service cost	2,920	—	2,920
Loss on settlements	76	—	76
Interest expense/interest income	509	415	94

Amounts recognized in profit or loss	3,505	415	3,090

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	52	(52)
Actuarial losses recognized from changes in demographic assumptions	4	—	4
Actuarial gains recognized from changes in financial assumptions	(5)	—	(5)
Actuarial losses recognized from experience adjustments	545	—	545

Amounts recognized in other comprehensive income	544	52	492

Contributions from employer	—	2,486	(2,486)
Benefits paid	(454)	(454)	—

		(Continued)

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Settlements	(993)	(985)	(8)
Benefits paid directly by the Company	(101)	—	(101)

Balance on December 31, 2014	27,958	21,496	6,462

Current service cost	2,884	—	2,884
Interest expense/interest income	546	444	102

Amounts recognized in profit or loss	3,430	444	2,986

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	136	(136)
Actuarial losses recognized from changes in demographic assumptions	11	—	11
Actuarial gains recognized from changes in financial assumptions	(1)	—	(1)
Actuarial losses recognized from experience adjustments	357	—	357

Amounts recognized in other comprehensive income	367	136	231

Contributions from employer	$—	$2,435	$(2,435)
Benefits paid	(717)	(717)	—
Benefits paid directly by the Company	(156)	—	(156)

Balance on December 31, 2015	$30,882	$23,794	$7,088

		(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
		(In Millions)
Operating costs	$1,762	$1,849	$1,794
Marketing expenses	858	888	856
General and administrative expenses	162	169	162
Research and development expenses	100	106	102

	$2,882	$3,012	$2,914

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2014	2015
Discount rates	2.00%	2.00%
Expected rates of salary increase	1.00%-2.00%	1.00%-2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(1,061)	$(977)

0.5% decrease	$1,131	$1,261

Expected rates of salary increase
0.5% increase	$1,134	$1,332

0.5% decrease	$(1,129)	$(1,052)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

There is no change in the methods and assumptions used in preparing the sensitivity analyses from the previous period.

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$2,508	$11,302

The average duration of the defined benefit obligation	8-14 years	6-15 years

The Company’s maturity analysis of the undiscounted benefit payments as of December 31, 2015 was as follows:

Year	Amount
NT$
(In Millions)
2016	$1,798
2017	3,257
2018	5,086
2019	6,769
2020 and thereafter	41,289

$58,199

29.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000

Authorized shares	$120,000	$120,000

Number of issued and paid shares	7,757	7,757

Issued and outstanding shares	$77,574	$77,574

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,110 million shares of common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 111 million units (one ADS represents 10 common stocks) on the New York

Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,351 million common stocks in the form of ADS amounting to 135 million units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505 million and 59 million common stocks of Chunghwa, respectively, in the form of ADS totally amounting to 56 million units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,025 million common stocks in the form of ADS amounting to 302 million units. As of December 31, 2015, the outstanding ADSs were 345 million common stocks, which equaled 35 million units and represented 4.45% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustment of additional paid-in capital for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Share Premium	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Share-based Payment Transactions	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2013	$148,211	$—	$5	$—	$13	$20,648	$168,877
Cash distributed from additional paid-in capital	(5,589)	—	—	—	—	—	(5,589)
Exercise of employee stock option of subsidiaries	—	—	6	—	—	—	6
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—

Balance on December 31, 2013	$142,622	$—	$11	$—	$13	$20,648	$163,294

Balance on January 1, 2014	$142,622	$—	$11	$—	$13	$20,648	$163,294
Cash distributed from additional paid-in capital	(16,577)	—	—	—	—	—	(16,577)
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	3	—	—	—	—	3
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—

Balance on December 31, 2014	$126,045	$3	$11	$—	$13	$20,648	$146,720

					(Continued)

	Share Premium	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Share-based Payment Transactions	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2015	$126,045	$3	$11	$—	$13	$20,648	$146,720
Partial disposal of interests in subsidiaries	—	—	—	27	—	—	27
Other changes in additional paid-in capital in subsidiaries	—	1	—	—	—	—	1
Subsidiary purchased its treasury stock	—	(15)	—	—	—	—	(15)

Balance on December 31, 2015	$126,045	$(11)	$11	$27	$13	$20,648	$146,733

					(Concluded)

Additional paid-in capital may be utilized to offset deficits. However, the additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to Chunghwa’s Articles of Incorporation had been proposed by Chunghwa’s Board of Directors on March 11, 2016 and are subject to the resolution of the shareholders in their meeting to be held on June 24, 2016. Information on the employee remuneration, employee bonus, and remuneration for the directors for the years ended December 31, 2014 and 2015, and the actual distribution for 2013 and 2014, please refer to Note 31.g. Employee benefit expenses.

Special reserve was appropriated in accordance with the relevant laws and regulations or as requested by local authority. Pursuant to existing regulations, Chunghwa is required to set aside additional special reserve equivalent to debit balances under stockholder’s equity. For subsequent decrease in the deduction amount to stockholder’s equity, the decreased amount could be reversed from the special reserve to retained earnings.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company. Starting from 2015, the allowed tax credit is adjusted to 50% of the income tax paid in the ROC by the Company for ROC resident shareholders.

The appropriations of the 2013 earnings of Chunghwa approved by the stockholders’ meeting on June 24, 2014 and the appropriations of the 2014 earnings of Chunghwa have been approved by the stockholders’ meeting on June 26, 2015 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2013	For Fiscal Year 2014	For Fiscal Year 2013	For Fiscal Year 2014
	NT$	NT$	NT$	NT$
	(In Millions)
Legal reserve	$2,074	$681
Special reserve	144	(144)
Cash dividends	18,526	37,673	$2.39	$4.86

In addition, the stockholders of Chunghwa resolved to distribute cash $2.14 per share and the total amount of $16,577 million from additional paid-in capital on June 24, 2014.

The appropriations of earnings for 2015 had been approved by Chunghwa’s Board of Directors on March 11, 2016. The appropriations and dividends per share were as follows:

	For Fiscal Year 2015
	Appropriation of Earnings	Dividends Per Share
	NT$	NT$
	(In Millions)
Cash dividends	$42,551	$5.49

The appropriations of earnings for 2015 are subject to the resolution of the shareholders’ meeting to be held on June 24, 2016.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$258	$(150)	$740
Unrealized gain (loss) on available-for-sale financial assets	(560)	926	(670)
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	(6)	3	(2)
Amount reclassified from equity to profit or loss on disposal	158	(39)	—
Amount reclassified from equity to profit or loss on impairment	—	—	23

Ending balance	$(150)	$740	$91

Unrealized gain (loss) on available-for-sale financial assets were accumulated gains and losses on the available-for-sale financial assets measured at fair value, which were recognized in other comprehensive income and were included in the calculation of the related disposal gain and loss or impairment loss of such financial assets upon reclassified to profits or losses.

e.	Noncontrolling interests

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$4,336	$4,846	$4,924
Attributable to noncontrolling interests
Cash dividends distributed by subsidiaries	(811)	(797)	(350)
Partial disposal of interests in subsidiaries	—	—	18
Other changes in additional paid-in capital in subsidiaries	—	—	2
Net income of the year	1,124	597	813
Remeasurements of defined benefit pension plans	3	(3)	(3)
Income tax relating to remeasurements of defined benefit pension plans	(1)	1	1
Exchange differences arising from the translation of the net investment in foreign operations	27	24	(3)
Share of exchange differences arising from the translation of the net investment in foreign operations of associates	3	5	2
Unrealized gain (loss) on available-for-sale financial assets	11	(9)	2
Income tax relating to unrealized loss on available-for-sale financial assets	(1)	—	—
Exercise of employee stock option of subsidiaries	44	—	—

	(Continued)

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Compensation cost of employee stock options of subsidiaries	70	93	36
Employee stock bonus issued by a subsidiary	2	5	—
Subsidiary purchased its treasury stock	—	—	(416)
Increase in noncontrolling interests	39	162	39

Ending balance	$4,846	$4,924	$5,065

	(Concluded)

30.	REVENUE

The main source of revenue of the Company includes various telecommunications services in various different streams, and the related information was as discussed in Note 43.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Other income and expenses

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Gain (loss) on disposal of property, plant and equipment	$85	$26	$(109)
Gain on disposal of investment properties	—	605	—
Impairment loss on property, plant and equipment	(254)	—	(138)
Reversal gain on investment properties	246	—	142
Loss on disposal of intangible assets	—	—	—
Impairment loss on intangible assets	(18)	—	—

	$59	$631	$(105)

b.	Other income

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Dividend income	$79	$78	$218
Income from Piping Fund	—	200	202
Rental income	43	45	38
Others	234	264	192

	$356	$587	$650

c.	Other gains and losses

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Net foreign currency exchange gains (losses)	$(100)	$201	$63
Gain (loss) on disposal of financial instruments	76	46	—
Gain (loss) on disposal of investments accounted for using equity method	13	(7)	4
Valuation gain (loss) on financial instruments at fair value through profit or loss, net	(1)	1	—
Impairmet loss on investments accounted for using equity method	—	—	(8)
Impairment losses on available-for-sale financial assets	$(66)	$(23)	$(107)
Loss arising on derivatives as designated hedging instruments in fair value hedges, net	(93)	—	—
Gain arising on adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship, net	93	—	—
Others	(46)	(94)	(180)

	$(124)	$124	$(228)

d.	Impairment loss on financial instruments

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
		(In Millions)
Notes and accounts receivable	$239	$292	$480

Other receivables	$14	$34	$39

Available-for-sale financial assets	$66	$23	$107

e.	Impairment loss (reversal of impairment loss) on non-financial assets

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Inventories	$203	$288	$198

Property, plant and equipment	$254	$—	$138

Investments accounted for using equity method	$—	$—	$8

Investment properties	$(246)	$—	$(142)

Intangible assets	$18	$—	$—

f.	Depreciation and amortization expenses

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$30,937	$31,880	$30,350
Investment properties	17	16	18
Intangible assets	1,238	2,218	3,080

Total depreciation and amortization expenses	$32,192	$34,114	$33,448

Depreciation expenses summarized by functions
Operating costs	$28,813	$29,682	$28,292
Operating expenses	2,141	2,214	2,076

	$30,954	$31,896	$30,368

Amortization expenses summarized by functions
Operating costs	$987	$1,915	$2,742
Marketing expenses	115	161	178
General and administrative expenses	89	97	116
Research and development expenses	47	45	44

	$1,238	$2,218	$3,080

g.	Employee benefit expenses

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$375	$441	$489
Defined benefit plans	2,882	3,012	2,914

	3,257	3,453	3,403

Share-based payment
Equity-settled share-based payment	70	93	36

Other employee benefit
Salaries	24,942	24,857	25,526
Insurance	2,450	2,565	2,643
Others	14,411	15,659	15,717

	41,803	43,081	43,886

Total employee benefit expenses	$45,130	$46,627	$47,325

Summary by functions
Operating costs	$25,038	$26,362	$25,320
Operating expenses	20,092	20,265	22,005

	$45,130	$46,627	$47,325

As of December 31, 2014 and 2015, the Company had 32,596 and 32,734 employees, respectively.

The bonus to employees and the remuneration to directors as of December 31, 2014 were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd. In order to compliance with the Company Act of the ROC as amended in May 2015, the amendments to Chunghwa’s Articles of Incorporation was proposed by the Chunghwa’s Board of Directors on March 11, 2016 which stipulated to distribute employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors at the rate no higher than 0.17%, respectively, of pre-tax income. As of December 31, 2015, the payables of the employees’ compensation and of the remuneration to directors were $1,928 million and $45 million, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on March 11, 2016 and are subject to the resolution of the shareholders in their meeting to be held on June 24, 2016.

Material differences between such estimated amounts and the amounts proposed by the Board of Directors on or before the annual financial statements are authorized for issue are adjusted in the year the bonus and remuneration were recognized. If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of the 2014 bonuses to employees and remuneration to directors of Chunghwa have been approved by the stockholder’s meeting on June 26, 2015 and the appropriations of the 2013 bonuses to employees and remuneration to directors of Chunghwa approved by the stockholders’ meeting on June 24, 2014 were as follows:

	2013	2014
	Cash Bonus	Cash Bonus
	NT$	NT$
	(In Millions)
Bonus distributed to the employees	$759	$1,510
Remuneration paid to the directors	19	39

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting on June 26, 2015 and June 24, 2014 of the aforementioned bonuses to employees and the remuneration to directors.

h.	Components of others comprehensive income—unrealized gain (loss)

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Unrealized gain (loss) on available-for-sale financial assets
Arising during the year	$(548)	$925	$(671)
Reclassification adjustments
Upon disposal	156	(47)	—
Upon impairment	—	—	26

	$(392)	$878	$(645)

Cash flow hedges
Gain (loss) arising during the year	$—	$(18)	$18
Reclassification adjustments for losses included in profit or loss	—	—	1
Adjusted against the carrying amount of hedged items	—	18	(18)

	$—	$—	$1

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$8,138	$7,516	$8,570
Tax on unappropriated earnings	(1,704)	1,626	821
Income tax adjustments on prior years	124	4	(83)
Others	21	41	15

	6,579	9,187	9,323

Deferred tax
Deferred tax expense recognized for the year	(101)	(202)	(222)

Income tax recognized in profit or loss	$6,478	$8,985	$9,101

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$49,096	$46,552	$51,953

Income tax expense calculated at the statutory rate (17%)	$8,346	$7,914	$8,832
Nondeductible revenues and expenses in determining taxable income	(2)	47	28
Imputed income on tax	$2	$1	$—
Unrecognized deductible temporary differences	67	(66)	11
Unrecognized loss carryforwards	129	161	83
Tax-exempt income	(265)	(399)	(183)
Income tax on unappropriated earnings	(1,704)	1,626	821
Investment credits	(233)	(314)	(329)
Effect of different tax rates of group entities operating in other jurisdictions	(10)	(25)	(94)
Adjustments of tax expense on prior years	124	4	(83)
Others	24	36	15

Income tax expense recognized in profit or loss	$6,478	$8,985	$9,101

The applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Law of the Republic of China, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax expense (benefit) recognized in other comprehensive income

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Deferred tax expense (benefit)
Unrealized (gain) loss on available-for-sale financial assets	$6	$(3)	$2
Remeasurement on defined benefit plan	(105)	(84)	(39)

Total income tax benefit recognized in other comprehensive income	$(99)	$(87)	$(37)

c.	Current tax assets and liabilities

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - other)	$333	$8

Current tax liabilities
Income tax payable	$6,982	$9,171

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2013

Deferred Income Tax Assets	December 31, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences Defined benefit obligation	$773	$50	$105	$928
Share of the profit of associates and joint ventures accounted for using equity method	89	86	—	175
Allowance for doubtful receivables over quota	2	—	—	2
Deferred revenue	232	(45)	—	187
Impairment loss on property, plant and equipment	59	—	—	59
Valuation loss on inventory	44	12	—	56
Accrued award credits liabilities	12	9	—	21
Unrealized foreign exchange loss, net	19	(8)	—	11

			(Continued)

Deferred Income Tax Assets	December 31, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013
	NT$	NT$	NT$	NT$
	(In Millions)
Estimated warranty liabilities	26	(2)	—	24
Others	15	1	—	16

	1,271	103	105	1,479
Loss carryforwards	32	(5)	—	27
Investment credits	3	(3)	—	—

	$1,306	$95	$105	$1,506

			(Concluded)

Deferred Income Tax Liabilities	December 31, 2012	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Land value incremental tax	$(95)	$—	$—	$(95)
Valuation gain on financial instruments, net	—	—	(6)	(6)
Others	(3)	3	—	—

	$(98)	$3	$(6)	$(101)

For the year ended December 31, 2014

Deferred Income Tax Assets	December 31, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$928	$84	$84	$1,096
Share of the profit of associates and joint ventures accounted for using equity method	175	102	—	277
Allowance for doubtful receivables over quota	2	112	—	114
Deferred revenue	187	(31)	—	156
Impairment loss on property, plant and equipment	59	(27)	—	32
Valuation loss on inventory	56	(15)	—	41
Accrued award credits liabilities	21	7	—	28
Unrealized foreign exchange loss, net	11	(11)	—	—
Estimated warranty liabilities	24	(5)	—	19
Others	16	18	—	34

	1,479	234	84	1,797
Loss carryforwards	27	2	—	29

	$1,506	$236	$84	$1,826

Deferred Income Tax Liabilities	December 31, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Land value incremental tax	$(95)	$—	$—	$(95)
Valuation loss (gain) on financial instruments, net	(6)	—	3	(3)
Unrealized foreign exchange gain, net	—	(29)	—	(29)
Others	—	(5)	—	(5)

	$(101)	$(34)	$3	$(132)

For the year ended December 31, 2015

Deferred Income Tax Assets	December 31, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	From Business Combination	December 31, 2015
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$1,096	$71	$39	$—	$1,206
Share of the profit of associates and joint ventures accounted for using equity method	277	48	—	—	325
Allowance for doubtful receivables over quota	114	55	—	—	169
Deferred revenue	156	(20)	—	—	136
Impairment loss on property, plant and equipment	32	12	—	—	44
Valuation loss on inventory	41	(8)	—	—	33
Accrued award credits liabilities	28	(6)	—	—	22
Unrealized foreign exchange loss, net	—	18	—	—	18
Estimated warranty liabilities	19	(1)	—	—	18
Property, plant and equipment	—	—	—	2	2
Others	34	6	—	—	40

	1,797	175	39	2	2,013
Loss carryforwards	29	17	—	2	48

	$1,826	$192	$39	$4	$2,061

Deferred Income Tax Liabilities	December 31, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	From Business Combination	December 31, 2015
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Land value incremental tax	$(95)	$—	$—	$—	$(95)
Intangible assets	—	1	—	(44)	(43)
Valuation loss (gain) on financial instruments, net	(3)	—	(2)	—	(5)
Defined benefit obligation	—	(1)	—	—	(1)
Unrealized foreign exchange gain, net	(29)	28	—	—	(1)
Others	(5)	2	—	—	(3)

	$(132)	$30	$(2)	$(44)	$(148)

e.	Items for which no deferred income tax assets have not been recognized

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2016	$38	$37
Expire in 2017	65	67
Expire in 2018	130	126
Expire in 2019	164	157
Expire in 2020	—	80
Expire in 2021	—	—
Expire in 2022	1	2
Expire in 2023	—	—
Expire in 2024	—	—
Expire in 2025	—	15

	$398	$484

Deductible temporary differences	$1	$12

f.	Information about unused loss carryforwards

As of December 31, 2015, unused loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$37	2016
67	2017
126	2018
159	2019
88	2020
10	2021
2	2022
3	2023
5	2024
35	2025

$532

g.	The related information under the Integrated Income Tax System was as follows:

Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1988 have been appropriated.

Imputation credit account

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Balance of Imputation Credit Account (“ICA”)	$8,269	$7,577

The creditable ratios for distribution of earnings of 2014 and 2015 were 20.48% and 20.48% (expected ratio), respectively. Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law of the ROC.

When Chunghwa appropriated the earnings generated in and after 1998, the imputation credit allocated to local shareholders’ was based on the creditable rate as of the date of the dividends distribution date. The actual imputation credits allocated to shareholders of the Chunghwa was based on the balance of the Imputation Credit Accounts (ICA) as of the date of dividend distribution. Therefore, the expected creditable ratio for the 2015 earnings may differ from the actual creditable ratio to be used in allocating imputation credits to the shareholders.

h.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2012. Income tax returns of SENAO, CHIEF, CHSI, CHPT, LED and Youth have been examined by the tax authorities through 2013. Income tax returns of CHST, CHYP, Unigate, SFD, ISPOT, Youyi, SHE, CEI, CHI and HHI have been examined by the tax authorities through 2014.

33.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$41,494	$36,970	$42,039
Assumed conversion of all dilutive potential common stocks
Employee stock options, bonus and remunerations of subsidiaries	(3)	—	(1)

Net income used to compute the diluted earnings per share	$41,491	$36,970	$42,038

Weighted Average Number of Common Stock

(Millions Shares)

	Year Ended December 31
	2013	2014	2015
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee bonus or employee remuneration	12	13	19

Weighted average number of common stocks used to compute the diluted earnings per share	7,769	7,770	7,776

If Chunghwa may settle the employee bonus or employee remuneration in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders approve the number of shares to be distributed to employees in their meeting in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
		(In Thousands)	NT$
2007.10.16 (“2007 Plan”)	2007.10.31	6,181	$42.60 (Original price $44.20)
2012.05.28 (“2013 Plan”)	2013.05.07	10,000	$81.40 (Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common stocks, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all SENAO Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO elected not to apply IFRS 2 retrospectively for the share-based payment transactions which were granted and vested before the transition date, January 1, 2012.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation costs were $70 million, $93 million and $35 million for the years ended December 31, 2013, 2014 and 2015, respectively.

SENAO modified the plan terms of the outstanding stock options in June 2013, July 2014 and August 2015 for 2013 Plan, the exercise price changed from $93.00 to $89.40 per share, $89.40 to $84.30 per share and $84.30 to $81.40 per share, respectively. The modification did not cause any incremental fair value.

Information about SENAO’s outstanding stock options for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Year Ended December 31, 2013
	Granted on October 31, 2007		Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	1,051	$42.60	—	$—
Options granted	—	—	10,000	93.00
Options exercised	(980)	$42.60	—	$—
Options forfeited	(71)	—	(128)	—

Options outstanding at end of the year	—	—	9,872	89.40

Options exercisable at end of the year	—	—	—	—

	Year Ended December 31, 2014
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	9,872	$89.40
Options forfeited	(845)	—

Options outstanding at end of the year	9,027	84.30

Options exercisable at end of the year	—	—

	Year Ended December 31, 2015
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	9,027	$84.30
Options forfeited	(1,240)	—

Options outstanding at end of the year	7,787	81.40

Options exercisable at end of the year	4,049	81.40

As of December 31, 2014 information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$84.30	9,027	4.35	$84.30	—	$—

As of December 31, 2015 information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$81.40	7,787	3.35	$81.40	4,049	$81.40

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions SENAO used and the fair value of the options would have been as follows:

Stock Options Granted on October 31, 2007
Grant-date share price (NT$)	$44.20
Dividends yield	1.49%
Risk-free interest rate	2.00%
Expected life	4.375 years
Expected volatility	39.82%
Weighted-average fair value of grants (NT$)	$13.69

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plans.

b.	CHPT share-based compensation plan decribed as follows:

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

For the year ended December 31, 2013 information about CHPT’s outstanding stock options was as follows:

	Year Ended December 31, 2013
	Number of Options	Weighted- average Exercise Price
		NT$
Employee stock options
Options outstanding at beginning of the period	920	$10.10
Options exercised	(810)	10.10
Options expired	(110)	10.10

Options outstanding at end of the period	—	—

Options exercisable at end of the period	—	—

The share registration of 810 thousand employee stock options exercised in 2013 has been completed. 110 thousand of unexercised employee stock options were expired in December 2013. As of December 31, 2013, 2014 and 2015, CHPT has no outstanding employee stock options.

CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions and the fair value of the options of CHPT would have been as follows:

Stock Options Granted on December 31, 2008
Grant-date share price (NT$)	$12.60
Dividends yield	—
Risk free interest rate	2.00%
Expected life	3.1 years
Expected volatility	20%
Weighted-average fair value of grants	$3.80

c.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price
			NT$
2015.10.22	2015.10.22	2,000	$43.00

Each option is eligible to subscribe for one thousand common shares when exercisable. Under the terms of the CHIEF Plan, the options are granted at an exercise price equal to $43.00. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

Stock options granted on October 22, 2015 applied IFRS 2. The recognized compensation cost was $1 million for the year ended December 31, 2015.

Information about CHIEF’s outstanding stock options for the year ended December 31, 2015 was as follows:

	Year Ended December 31, 2015
	Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price
		NT$
Employee stock options
Options outstanding at beginning of the year	—	$—
Options granted	2,000	43.00

Options outstanding at end of the period	2,000	43.00

Option exercisable at end of the year	—	—

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$43.00	2,000	4.81	$43.00	—	$—

CHIEF used the fair value method to evaluate the options using the binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$39.55
Dividends yield	—
Risk-free interest rate	0.86%
Expected life	5 years
Expected volatility	21.02%
Weighted average fair value of grants (NT$)	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

35.	NON-CASH TRANSACTIONS

For the years ended December 31, 2013, 2014 and 2015, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Increase in property, plant and equipment	$36,727	$32,084	$24,451
Other payables	(345)	475	633

	$36,382	$32,559	$25,084

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 40 to the consolidated financial statement, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Within one year	$3,050	$3,173
Longer than one year but within five years	5,808	5,614
Longer than five years	1,514	1,186

	$10,372	$9,973

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Within one year	$411	$399
Longer than one year but within five years	525	527
Longer than five years	395	374

	$1,331	$1,300

37.	CAPITAL MANAGEMENT

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

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Held for trading	$1	$—
Hedging derivatives financial assets	—	1
Held-to-maturity financial assets	7,485	4,021
Loans and receivables (Note a)	56,933	63,738
Available-for-sale financial assets	6,281	5,511
Financial liabilities
Measured at FVTPL
Held for trading	$—	$—
Hedging derivative financial liabilities	—	—
Measured at amortized cost (Note b)	39,683	36,365

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables. Please refer to Notes 7, 11, 14, 20 and 40.

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost. Please refer to Notes 22, 23, 24, 25 and 40.

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

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is audited by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting periods are as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Assets
USD	$5,308	$4,596
EUR	16	47
SGD	77	110
RMB	112	41
JPY	3	245
Liabilities
USD	5,366	4,172
EUR	767	1,293
SGD	2	3
RMB	—	—
JPY	6	14

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Assets
USD	$1	$—
EUR	—	1
Liabilities
USD	—	—
EUR	—	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$31	$(3)	$21
EUR	(65)	(38)	(62)
SGD	7	4	5
RMB	7	6	2
JPY	—	—	12
Derivatives (b)
USD	5	11	1
EUR	—	—	33
Equity
Derivatives (c)
EUR	—	(5)	15

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period.
b)	This is mainly attributable to the forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the pre-tax profit or equity, and the balances above would be negative.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the end of the reporting period are as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$21,271	$26,238
Financial liabilities	564	110
Cash flow interest rate risk
Financial assets	4,625	6,461
Financial liabilities	1,900	1,750

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $22 million, $6 million and $12 million for the years ended December 31, 2013, 2014 and 2015, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $153 million, $196 million and $162 million as a result of the changes in fair value of available-for-sale assets for the years ended December 31, 2013, 2014 and 2015, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large consumer base, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Year	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	—	$41,582	$—	$1,680	$4,759	$—	$48,021
Floating interest rate instruments	1.22	—	—	—	1,755	145	1,900
Fixed interest rate instruments	1.37	—	500	64	—	—	564

		$41,582	$500	$1,744	$6,514	$145	$50,485

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	—	$40,209	$—	$2,190	$4,726	$—	$47,125
Floating interest rate instruments	1.13	—	—	8	1,646	96	1,750
Fixed interest rate instruments	1.82	50	—	60	—	—	110

		$40,259	$—	$2,258	$6,372	$96	$48,985

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2014

Gross settled

Forward exchange contracts
Inflow	$220	$90	$—	$—	$310
Outflow	219	90	—	—	309

	$1	$—	$—	$—	$1

December 31, 2015

Gross settled

Forward exchange contracts
Inflow	$26	$474	$492	$—	$992
Outflow	26	476	489	—	991

	$—	$(2)	$3	$—	$1

2)	Financing facilities

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Unsecured bank loan facility
Amount used	$564	$110
Amount unused	35,315	41,278

	$35,879	$41,388

Secured bank loan facility
Amount used	$1,900	$1,750
Amount unused	818	200

	$2,718	$1,950

39.	FAIR VALUE INFORMATION

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1	fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3	fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of finanal assets and liablities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

December 31, 2014

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$6,534	$—	$6,564	$—
Bank debentures	951	—	952	—

	$7,485	$—	$7,516	$—

December 31, 2015

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$3,871	$—	$3,891	$—
Bank debentures	150	—	150	—

	$4,021	$—	$4,041	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments measured at fair value

December 31, 2014

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$1	$—	$1

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,914	$—	$—	$3,914

Hedging derivative financial liabilities	$—	$—	$—	$—

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$—	$—	$—

December 31, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$—	$—	$—

Hedging derivative financial assets	$—	$1	$—	$1

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,243	$—	$—	$3,243

There were no transfers between Levels 1 and 2 for the years ended December 31, 2014 and 2015. There were no Level 3 investments measured at fair value on a recurring basis.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivative financial assets and liabilities of forward exchange contracts, fair values are estimated using discounted cash flow model. The model uses market-based observable inputs including foreign exchange rates, and forward and spot prices for currencies to project fair value.

40.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been provided because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Xiamen Sertec Business Technology Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties

(Continued)

Company	Relationship
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD

(Concluded)

b.	Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Term of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Associates	$367	$329	$333
Joint ventures	4	7	9
Others	69	97	81

	$440	$433	$423

	Operating Costs and Expenses
	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Associates	$1,486	$1,663	$1,451
Joint ventures	1	34	17
Others	74	69	62

	$1,561	$1,766	$1,530

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Associates	$33	$34	$36
Others	—	—	—

	$33	$34	$36

3)	Receivables

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Associates	$62	$29
Joint ventures	—	1
Others	19	12

	$81	$42

4)	Payables

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Associates	$402	$602
Joint ventures	—	5
Others	6	4

	$408	$611

5)	Customers’ deposits

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Associates	$9	$11
Others	—	—

	$9	$11

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Associates	$1,270	$521	$314
Joint ventures	—	—	11

	$1,270	$521	$325

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SG$261 million), including a prepayment of $3,068 million, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended

December 31, 2015 was $404 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $200 million. The prepaid rents (classified as prepayments) as of December 31, 2014 and 2015, were as follows:

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Prepaid rents—current	$204	$204
Prepaid rents—noncurrent	2,163	1,959

	$2,367	$2,163

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Short-term employee benefits	$257	$222	$212
Share-based payment	6	10	3
Post-employment benefits	10	8	9

	$273	$240	$224

The remuneration of directors and key executives is mainly determined by the compensation committee having regard to the performance of individual and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and custom duties of the imported materials.

	December 31
	2014	2015
	NT$	NT$
	(In Millions)
Property, plant and equipment, net	$3,079	$3,101
Land held under development (included in inventories)	1,999	1,999
Restricted assets (included in other assets—others)	1	2

	$5,079	$5,102

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

The Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $647 million as of December 31, 2015.

b.	Acquisitions of telecommunications equipment of $13,952 million as of December 31, 2015.

c.	Unused letters of credit amounting to $50 million as of December 31, 2015.

d.	A commitment to contribute $2,000 million to a Piping Fund administered by the Taipei City Government, of which $1,000 million was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000 million upon notification from the Taipei City Government.

43.	SEGMENT INFORMATION

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

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the nature of the telecommunication products and services; (b) the nature of production processes of the telecommunication products and services are similar; (c) the type or class of customer for the telecommunication products and services; (d) the methods used to provide the services to the customers are the same; and (e) similar economic characteristics such as long-term gross profit margins.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

a.	Segment information

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2013
Revenues
From external customers	$73,502	$110,590	$25,447	$15,750	$2,692	$227,981
Intersegment revenues	18,447	5,702	4,354	2,107	1,232	31,842

Segment revenues	$91,949	$116,292	$29,801	$17,857	$3,924	259,823

Intersegment elimination						(31,842)

Consolidated revenues						$227,981

Segment income before income tax	$17,339	$23,676	$9,432	$892	$(2,243)	$49,096

				(Continued)

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2014
Revenues
From external customers	$72,062	$110,665	$25,997	$15,314	$2,571	$226,609
Intersegment revenues	19,728	5,324	4,705	2,256	2,422	34,435

Segment revenues	$91,790	$115,989	$30,702	$17,570	$4,993	261,044

Intersegment elimination						(34,435)

Consolidated revenues						$226,609

Segment income before income tax	$19,535	$19,322	$9,547	$191	$(2,043)	$46,552

Year ended December 31, 2015
Revenues
From external customers	$72,535	$114,877	$25,777	$15,460	$3,146	$231,795
Intersegment revenues	21,401	3,475	4,701	2,120	3,214	34,911

Segment revenues	$93,936	$118,352	$30,478	$17,580	$6,360	266,706

Intersegment elimination						(34,911)

Consolidated revenues						$231,795

Segment income before income tax	$23,231	$19,394	$9,918	$1,120	$(1,710)	$51,953

				(Concluded)

b.	Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2013

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$666	$666

Interest income	$12	$9	$6	$2	$534	$563

Interest expenses	$1	$9	$1	$—	$25	$36

Operating costs and expenses	$68,740	$79,074	$11,577	$14,333	$6,645	$180,369

Depreciation and amortization	$19,005	$8,147	$3,122	$1,549	$369	$32,192

				(Continued)

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Capital expenditure	$20,362	$9,245	$4,621	$1,559	$595	$36,382

Impairment loss on property, plant and equipment	$—	$254	$—	$—	$—	$254

Reversal of impairment loss on investment properties	$246	$—	$—	$—	$—	$246

				(Concluded)

For the year ended December 31, 2014

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$802	$802

Interest income	$24	$12	$10	$2	$240	$288

Interest expenses	$—	$13	$1	$—	$32	$46

Operating costs and expenses	$66,465	$81,400	$11,975	$14,500	$8,103	$182,443

Depreciation and amortization	$18,540	$9,909	$3,422	$1,819	$424	$34,114

Capital expenditure	$16,165	$9,619	$4,425	$1,458	$892	$32,559

Impairment loss on property, plant and equipment	$—	$—	$0.1	$—	$—	$0.1

For the year ended December 31, 2015

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$897	$897

Interest income	$19	$19	$11	$2	$255	$306

Interest expenses	$—	$10	$—	$—	$23	$33

				(Continued)

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Operating costs and expenses	$64,960	$81,213	$12,062	$14,411	$8,683	$181,329

Depreciation and amortization	$17,487	$10,444	$3,611	$1,536	$370	$33,448

Capital expenditure	$10,196	$8,596	$4,795	$968	$529	$25,084

Impairment loss on property, plant and equipment	$22	$116	$—	$—	$—	$138

Reversal of impairment loss on investment properties	$142	$—	$—	$—	$—	$142

				(Concluded)

c.	Main products and service revenues

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Mobile services revenue	$76,709	$77,469	$80,867
Local telephone and domestic long distance telephone services revenue	41,278	38,905	36,690
Sales of product	33,103	34,795	36,509
Broadband access and domestic leased line services revenue	24,183	23,681	23,711
Internet services revenue	17,191	17,241	17,455
International network and leased telephone services revenue	12,675	11,951	11,319
Others	22,842	22,567	25,244

	$227,981	$226,609	$231,795

d.	Geographic information

The users of the Company’s services are mainly from Taiwan, R.O.C. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2013	2014	2015
	NT$	NT$	NT$
	(In Millions)
Taiwan, R.O.C.	$217,986	$216,173	$220,917
Overseas	9,995	10,436	10,878

	$227,981	$226,609	$231,795

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan and except for $4,087 million and $4,041 million as of December 31, 2014 and 2015, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, R.O.C.

e.	Major customers

For the years ended December 31, 2013, 2014 and 2015, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenue.