Form 20-F
period 2016-12-31
CHUNGHWA TELECOM CO LTD
filed 2017-04-25
CIK 1132924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S -T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐                Emerging growth company  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FISCAL YEAR ENDED DECEMBER 31, 2016

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

When we refer to our “privatization” or our being “privatized” in this annual report, we mean our status as a non-state-owned entity after the government reduced its ownership of our outstanding common shares, including our common shares owned by entities majority-owned by the government, to less than 50%. We were privatized on August 12, 2005.

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,”“US$” and “U.S. dollars” mean United States dollars.

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

A. Selected Financial Data

The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2014, 2015 and 2016, and the selected consolidated balance sheets data as of December 31, 2015 and 2016 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 set forth below are derived from our audited consolidated financial statements, which are not included this annual report. The consolidated financial statements have been prepared and presented in accordance with IFRSs.

	Year Ended December 31
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues	221.4	228.0	226.6	231.8	230.0	7.1
Operating costs	(141.5)	(147.3)	(148.4)	(148.1)	(147.6)	(4.6)

Gross profit	79.9	80.7	78.2	83.7	82.4	2.5
Operating expenses	(29.9)	(33.1)	(34.0)	(33.2)	(33.8)	(1.0)
Other income and expenses	(1.6)	0.1	0.6	(0.1)	(0.5)	(0.0)

Income from operations	48.4	47.7	44.8	50.4	48.1	1.5
Non-operating income and expenses(1)	1.6	1.4	1.8	1.6	1.3	0.0

Income before income tax	50.0	49.1	46.6	52.0	49.4	1.5
Income tax expense	(7.4)	(6.5)	(9.0)	(9.1)	(7.8)	(0.2)

Consolidated net income	42.6	42.6	37.6	42.9	41.6	1.3

Attributable to:
Stockholders of the parent	41.5	41.5	37.0	42.1	40.5	1.3
Noncontrolling interests	1.1	1.1	0.6	0.8	1.1	0.0

	42.6	42.6	37.6	42.9	41.6	1.3

Earnings per share:
Basic	5.35	5.35	4.77	5.42	5.22	0.16
Diluted	5.33	5.34	4.76	5.41	5.21	0.16
Earnings per ADS equivalent:
Basic	53.49	53.49	47.66	54.19	52.19	1.61
Diluted	53.34	53.40	47.58	54.06	52.11	1.61

	As of December 31
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions)
Consolidated Balance Sheets Data:
Working capital	40.2	(0.3)	6.9	13.3	17.5	0.5
Long-term investments	19.7	15.3	13.1	10.5	7.2	0.2
Property, plant and equipment	297.3	302.7	302.7	296.4	291.2	9.0
Investment properties	7.8	8.0	7.6	7.9	8.1	0.3
Intangible assets	5.8	44.4	42.8	50.4	47.4	1.5
Net defined benefit assets	0.0	0.0	0.0	0.0	0.9	0.0
Total assets	440.0	441.0	446.5	452.8	446.9	13.8
Short-term loans	0.1	0.3	0.6	0.1	0.1	0.0
Current portion of long-term loans	—	0.3	—	0.0	—	—
Long-term loans(2)	2.1	1.4	1.9	1.7	1.6	0.0
Customers’ deposits	4.9	4.8	4.8	4.7	4.6	0.1
Net defined benefit liabilities	4.6	5.5	6.5	7.1	1.5	0.0
Deferred revenue	3.8	3.7	3.4	3.6	3.5	0.1
Total liabilities	76.6	77.8	80.8	83.4	79.9	2.5
Net assets	363.4	363.2	365.7	369.4	367.0	11.3
Capital stock	77.6	77.6	77.6	77.6	77.6	2.4
Equity attributable to stockholders of the parent	359.1	358.3	360.8	364.3	360.7	11.1
Noncontrolling interests	4.3	4.9	4.9	5.1	6.3	0.2

	Year Ended December 31
	2012	2013	2014	2015	2016
	NT$	NT$	NT$	NT$	NT$	US$
	(in billions, except for percentages and per share)
Consolidated Cash Flows Data:
Net cash provided by operating activities	65.6	75.3	71.4	76.3	65.0	2
Net cash used in investing activities	(18.6)	(49.1)	(27.3)	(30.4)	(21.7)	(0.7)
Net cash used in financing activities	(42.5)	(42.5)	(35.1)	(39.2)	(42.5)	(1.3)
Net increase (decrease) in cash and cash equivalents	4.5	(16.3)	9.0	6.7	0.8	0.0

Other Financial Data:
Gross margin(3)	36%	35%	35%	36%	36%	36%
Operating margin(4)	22%	21%	20%	22%	21%	21%
Net margin(5)	19%	18%	16%	18%	18%	18%
Capital expenditures	33.3	36.4	32.6	25.1	23.5	0.7
Depreciation and amortization	32.2	32.2	34.1	33.4	32.5	1.0
Cash dividends declared per share	4.63 (6)	2.39 (7)	4.86	5.49	4.94 (8)	0.15 (8)
Stock dividends declared per share	—	—	—	—	—	—

(1)	Includes interest income of NT$742 million, NT$563 million, NT$288 million, NT$306 million and NT$189 million (US$5.8 million) for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively, and interest expense of NT$22 million, NT$36 million, NT$46 million, NT$33 million and NT$20 million (US$0.6 million) for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.
(2)	Excludes current portion of long-term loans.
(3)	Represents gross profit divided by revenues.
(4)	Represents income from operations divided by revenues.
(5)	Represents net income attributed to stockholders of the parent divided by revenues.
(6)	In addition to the cash dividends from unappropriated earnings disclosed in table above, we also made cash distributions of NT$0.72 per share, which amounted to an aggregate of NT$5.6 billion, from additional paid-in capital.
(7)	In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions of NT$2.14 per share, which amounted to an aggregate of NT$16.6 billion, from additional paid-in capital. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.”
(8)	Dividends for 2016, which are calculated based on Taiwan IFRSs, were approved by the board of directors in March 2017 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 23, 2017.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2016 have been translated into U.S. dollar amounts using US$1.00=NT$32.40, set forth in the statistical release of the Federal Reserve Board on December 30, 2016. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 14, 2017, the exchange rate was NT$30.31 to US$1.00.

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

Year Ended December 31	Average(1)	High	Low	At Period End
2012	29.56	30.27	28.96	29.05
2013	29.73	30.20	29.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
2016	32.13	33.74	31.05	32.40
October	31.59	31.79	31.36	31.54
November	31.75	32.01	31.41	31.92
December	32.00	32.42	31.72	32.40
2017 (through April 14)	30.63	32.37	30.14	30.31
January	31.65	32.37	31.19	31.19
February	30.85	31.17	30.61	30.64
March	30.65	31.03	30.14	30.38
April (through April 14)	30.47	30.63	30.31	30.31

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

(1)	Annual averages are calculated using the average of exchange rates on the last day of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

For example, the NCC has been focused on promulgating rules related to digital convergence. On August 3, 2016 the NCC published a new policy guideline, declaring to amend the framework governing digital convergence and to develop draft laws. On January 4, 2017 the NCC announced the preliminary draft of “Telecommunications Management Act” and the draft “Digital Communications Act” and solicited comments from the public. After completing the public opinions collection, the NCC revised the draft and obtained approval from the Commission’s meeting on April 5, 2017. The draft will be submitted to the Executive Yuan for review and consideration recently. The draft covers the following key areas: (i) to reduce the entry barrier to the telecommunications markets by changing the original concession/approval system to the approval/registration system; (ii) to make sure that the general market players shall have only ordinary obligations to the minimum necessary extent, provided that certain players possessing a dominant market position as published by the competent authority will be subject to more stringent control measures; (iii) to revoke the right granted to telecommunications business to use private lands and buildings under the existing Telecommunications Act; and (iv) to introduce the internet governance principle whereby self-discipline and self-control are to be the main governance mechanism for the internet. The new draft laws will reduce the entry barrier to the telecommunications market, which is expected to increase the competition in the market. Also, it is likely that the Company will be regarded by the competent authority as possessing a dominant market position in specific telecommunication service markets and will therefore be subject to special obligations involving a higher level of control by the authority. In addition, in view of the revocation of the right granted to telecommunications business to use private lands and buildings under the existing Telecommunications Act, the difficulty in the developing infrastructure of telecommunications networks will be greatly increased.

The amendments to the Radio and Television Act, the Cable Radio and Television Act and the Satellite Broadcasting Act were promulgated by the President on January 6, 2016. As these amendments focus primarily on lessening restrictions on cable broadcasting companies’ business operating location and accelerating digital construction in the cable broadcasting industry, we believe that our broadband internet and multimedia on demand, or MOD, businesses may be faced with more vigorous competition. As the newly amended Radio and Television Act (a) prohibits system operators from forcing content providers to offer differential treatment to other platforms in an inappropriate way, and (b) provides a legal basis for licensed shopping channels to be listed on the MOD platform, the amendment is helpful for our MOD to obtain more comprehensive program content. Since lawmakers have not yet removed restrictions on governmental and political parties’ investments in the broadcasting industries, our MOD business remains subject to such restrictions.

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

In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. As a dominant Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For example, the NCC adopted the first three-year tariff reduction plan from April 2007 to March 2010, a second three-year tariff reduction plan from April 2010 to March 2013, and a third four-year tariff reduction plan from April 2013 to March 2017, resulting in a number of price reductions in the tariff structures relating to our domestic fixed communications and mobile communications services. On March 8, 2017, the NCC announced a new plan for tariff reductions effective from April 1, 2017 to March 31, 2020. The reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, and to the monthly fees for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, fiber-to-the-building, or FTTB, asymmetric digital subscriber line, or ADSL, and the services which downlink and uplink speeds both over 100 Mbps). See “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

In addition, the relevant authority might require us to reduce tariffs over some services through other regulatory measures or administrative planning. For example, after the article 14 of the Regulations Governing Network Interconnection among Telecommunications Enterprises was amended, the NCC announced an administrative planning to decrease tariff in the mobile interconnection fees over a period of four years starting on January 5, 2013. On November 4, 2015, the NCC reviewed and determined to decrease our fixed telecommunications network interconnection fees and it was made retroactive since January 1, 2015. The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes.

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

If we do not or are unable to obtain and maintain the licenses to operate our business, our business prospects and future results of operations would be adversely affected.

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, our 3G mobile services license is valid until December 31, 2018, and may need to attend the auction for such license which will be held in the second half of 2017. On April 30, 2014, we obtained the mobile broadband services license adhering to the principle of technological neutrality for our 4G mobile broadband services, which is valid until the end of 2030. On March 23, 2016, we obtained the mobile broadband services license for 2500MHz and 2600MHz frequency bands, which is valid until the end of 2033. If we are unable to successfully acquire and maintain the rights to use the licenses or frequency spectrums that we need for our future business operations, our business prospects and future results of operations may be materially and adversely affected. Furthermore, our 2G service license will expire in June 2017 and the NCC will not issue a new 2G license to us in accordance with their policy to cease such 2G service in Taiwan. As a result, we may cease to provide such 2G service by the end of August 2017 according to the discussion with the NCC. If some of the 2G service customers are unwilling to migrate by the time, we may face complaint or even be liable for losses claimed from such customers.

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

We also face increasing fixed broadband competition from cable operators. Cable operators have been using low-priced internet access packages to attract new customers in specific areas and buildings in Taiwan. The government has mandated the 100% digitization of cable television networks by December 31, 2017, which would increase the availability of high-speed internet services from cable operators. Furthermore, after the NCC relaxed the zoning restrictions on service areas for cable operators on July 27, 2012, new cable operators started to attract subscribers with limited channels and lower fee charges. As a result, we could face increased competition for our broadband access services and MOD IPTV services. If we are unable to compete successfully with the cable operators for broadband access services and MOD businesses, our results of operations could be impacted.

In addition, our over the top, or OTT, business may not able to compete with video streaming providers such as Netflix, Inc. and iQiyi, which invest extensively in contents and productions of original films and TV series. Our OTT customers might be attracted by its massive and exclusive titles, and our OTT business growth might slow down and be limited.

As the mobile data access speeds have increased with newer technologies, such as 4G Long Term Evolution, or LTE, some customers have replaced fixed broadband services with high speed mobile broadband services. Rates of customer growth have declined in our fixed broadband and mobile businesses and may decline further, which may bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could adversely affect our business, financial condition and results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. For example, in 2016, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$11.2 million (US$0.3 million). The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations.

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

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. We may not be able to retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. The major three telecom operators in Taiwan, including us, are expanding the information and communication technology, or ICT, business and may increase the number of their employees as part of this expansion. In addition to telecom operators, some computer design companies and manufacturers are also expanding their business into this area and have been recruiting information technology related employees as well. We cannot assure you that we will be able to successfully attract and retain new information technology related employees. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

We may not realize the benefits we expect from our investments, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems to provide the services we offer. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in different areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to continue making substantial capital expenditures to further develop our range of services and products.

Commercial acceptance by consumers of the new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing the expected return from our investments.

We cannot assure you that services enabled by the new technologies we are implementing, such as Internet of Things, or IoT, software-defined network, or SDN, network functions virtualization, or NFV, LTE WLAN aggregation, or LWA, license assisted access, or LAA, voice over LTE, or VoLTE, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized impairment losses for investment properties, equipment and intangible assets in the past. In 2016, we concluded that the recoverable amount representing the fair value less costs to sell investment properties was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$0.1 billion (US$4.6 million) and the amount was recognized only to the extent of impairment losses that had been recognized in prior years. In 2016, we also determined that parts of our telecommunications equipment were impaired and recognized an impairment loss of NT$0.6 billion (US$18.4 million).

We cannot assure you that we will be able to continue to maintain control of and consolidate the results of operations of our minority-owned subsidiaries. For example, we consolidate the results of operations of our subsidiary, Senao International Co., Ltd., or Senao, because we have remained control over Senao’s relevant activities. Please refer to Note 3 and Note 15 to our consolidated financial statements included elsewhere in this annual report for details of the relationship between Senao and its parent company. We cannot assure you that we will be able to continue maintaining control over Senao’s relevant activities. If we lose control of our minority-owned subsidiary, we will no longer be able to consolidate the results of operations of such subsidiary, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. In 2016, we evaluated and concluded that certain investments were impaired, and as a result we recognized an impairment loss of NT$0.6 billion (US$17.8 million) for available-for-sale financial assets due to the decline in fair value owing to adverse changes in the industry conditions and the operating performance that was below our expectations. We may be required to record additional impairment charges in future periods, which may have a material adverse effect on our financial condition and future results of operations.

Changes in technology may render our current technologies obsolete or require us to obtain licenses for introducing new services or make substantial capital investments, financing for which may not be available to us on favorable commercial terms or at all.

The telecommunications industry in Taiwan has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. Developments of new technologies have rendered some less advanced technologies unpopular or obsolete. If we fail to develop, or obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, we may lose our customers and market share and become less profitable.

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and 4G mobile broadband networks. To meet the increasingly robust high-bandwidth requirements of digital convergence services, we continue to expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. With respect to 4G mobile broadband networks, in December 2014, we expanded the network coverage by refarming the 900MHz frequency band from 2G to 4G mobile broadband and began implementing the carrier aggregation, or CA, technology of LTE-Advanced, or LTE-A, in the 900MHz and 1800MHz frequency bands to provide higher data transmission rates. Also, we continue to deploy 4G mobile broadband base stations with 900MHz, 1800MHz, and 2600MHz frequency bands of mobile broadband services and to enhance our 4G mobile broadband coverage and capacity. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain the funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

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

As of December 31, 2016, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2016. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

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

If we fail to maintain a good relationship with our labor unions, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

In accordance with the articles of association of Chunghwa Telecom Workers’ Union, except for the chief manager of each department, most of our employees are members of our principal labor union, the Chunghwa Telecom Workers’ Union. Since our incorporation in 1996, we have experienced disputes with our labor unions on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. Despite having taken measures to improve relations, increase cooperation and ensure mutual benefit with our labor unions, such as increasing channels of communications by holding periodic labor resource review meetings and guaranteeing our labor unions a seat on our board of directors, we cannot assure you that we will be able to maintain a good relationship with our labor unions. Any deterioration in our relationship with our labor unions could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation.

Any economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In particular, Taiwan’s economy is highly dependent on the technology industry, and any downturn in the global technology industry may have a material adverse effect on Taiwan’s economy, which in turn, could adversely affect the demand for our products and services. There have also been concerns over the armed conflicts and civil unrest in the Middle East, Africa and Ukraine, which has resulted in higher volatility on oil prices and stock markets, and the economic slowdown in Mainland China, which could have a material adverse effect on economies around the world. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as the outcome of the upcoming elections in the European countries, such as France and Germany, which could also cause turbulence in the international markets and Taiwan’s market as well.

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

Any future outbreak of contagious diseases, such as avian influenza, Zika virus, dengue fever or Ebola virus, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any future outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

Prior to 2013, we voluntarily published our operating results guidance on an annual basis in accordance with the ROC GAAP. Starting in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with the Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate our projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase over time.

Our results of operations and financial condition under Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2016 that are expected to be declared at our 2017 annual general stockholders’ meeting are calculated based on Taiwan IFRSs. It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

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

Our common shares are traded on the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. During 2016, the TWSE Index reached a low of 7,664.01 on January 21, 2016, and peaked at 9,392.68 on December 9, 2016. On April 18, 2017, the TWSE Index closed at 9,746.56. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The laws of the ROC limit foreign ownership of our common shares. Prior to March 1, 2006, the MOTC, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the MOTC as the competent authority under the Telecommunications Act pursuant to the National Communications Commission Organization Act, or the Organization Act. The NCC and the MOTC reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the MOTC on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 18, 2017, foreign direct holdings of our outstanding share capital is at 17.17%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the NCC will exercise its authority over us, or whether NCC will lower the foreign ownership cap at any time.

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

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications, which was formerly the NCC. The common shares of the Company have been listed on the TWSE under the number “2412” since October 2000 and its ADSs have been listed on the NYSE under the symbol “CHT” since July 2003. We were privatized as a result of a secondary ADS offering and concurrent domestic auction of our common shares on August 12, 2005, as the ownership by the government of the ROC was reduced to less than 50%. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is http://www.cht.com.tw. The information on our website does not form a part of this annual report. Our agent for service of process in any suit or proceeding arising out of or relating to our shares, ADSs, American depository receipt, or ADR, and deposit agreement in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include:

•	domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, domestic data services and other domestic services;

•	mobile communications services, including mobile voice and data services, sales of mobile handsets, tablets, data cards and other mobile services;

•	internet services, including data communication services, such as HiNet, application value-added services, or VAS, and services provided to the government;

•	international fixed communications services, including international long distance telephone services, international leased line services, international data services, satellite services and other international services; and

•	other services, including non-telecom services.

In addition to these traditional telecommunication services, we also focus on selected ICT services and advanced development.

For each of our key services, we enjoy leading positions across a number of areas in terms of both revenues and customers:

•	we are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider;

•	we are Taiwan’s largest broadband access provider; and

•	we are Taiwan’s largest internet service provider.

In 2016, our revenues were NT$230.0 billion (US$7.1 billion), our consolidated net income was NT$41.6 billion (US$1.3 billion) and our basic earnings per share was NT$5.22 (US$0.16).

In 2016, we made capital expenditures totaling NT$23.5 billion (US$0.7 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

Competitive Strengths

We believe that we are well positioned to take advantage of the increasing opportunities in the telecommunications market in Taiwan as new technologies evolve. In particular, we have maintained our leading market share in mobile communications and internet services.

We believe that our primary competitive strengths are:

•	our premium brand and broad customer base in Taiwan;

•	our position as an integrated, full-service telecommunications provider in Taiwan; and

•	our capital resources and technology, which we believe we can build on to expand our leading position in the mobile communications and internet services markets, including through our continued construction of our existing 4G mobile broadband networks, our expansion of fiber to the x, or FTTx, broadband access services, IP-based MOD services, fixed-line/mobile VAS and cloud computing related services.

We have premium brand and broad customer base in Taiwan.

We are the largest telecommunications service provider in Taiwan with a broad customer base across all of our service offerings. We believe our broad customer base in each of our service offerings grants us a competitive advantage to maintain our existing customers and increases the chance of success for the launch and popularization of new products. As the telecommunications industry continues its trend of converging fixed communications, mobile communications and internet services, we believe that our comprehensive service offerings place us in a positive position to offer converged products and services to our customers. In addition, by leveraging our capability to analyze Big Data, we are able to adopt marketing initiatives to target different customer groups’ interests and preferences and increase the effectiveness of our cross-marketing efforts of our products and services to our existing and potential customers.

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

Broad network coverage. The breadth of our network and our ownership of the “last-mile” infrastructure in Taiwan, which comprises the connection between the local telephone service provider’s switching centers to the end-users’ buildings or homes, provides us with access to existing and potential customers and creates a platform for expanding our services. In order to provide higher bandwidth services for our customers, we have been constructing our FTTx network since 2003. We have successfully migrated many of our customers from ADSL service to FTTx service, which offers even higher speeds by using fiber optic technology. Since 2016, the number of our FTTx subscribers has exceeded three quarters of our total fixed broadband access subscribers. As of December 31, 2016, network coverage of FTTx with speeds of 100 Mbps and higher was approximately 88.7%. In addition, our mobile communications network provides nationwide coverage. Our large mobile spectrum allocation together with our extensive network coverage positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom,” “emome” and “HiNet” have a reputation for quality and reliability. We serve our large customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution.” We are continuing to transform our retail stores while increasing the number of our service centers throughout Taiwan. We also offer comprehensive and high-quality point of sale and after sale services in our service centers, stores and over the internet. Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. In 2016, we obtained several domestic and international awards which recognized our service quality, corporate governance and our fulfillment of corporate social responsibility. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award of Telecom Company in Taiwan for 12 consecutive years since 2005. We also were awarded the 2016 Best Practices Award for Asia Pacific LTE Service Provider by Frost & Sullivan. In addition, we have been awarded The Asset Corporate Platinum Award by The Asset Magazine for four consecutive years since 2013. We were also ranked among the top five percent of TWSE-listed companies and the Taipei Exchange traded companies for corporate governance based on an evaluation conducted by TWSE for two consecutive years since 2015. Furthermore, we were also awarded the Excellence in Corporate Social Responsibility Award in Taiwan by Common Wealth Magazine for 10 consecutive years since 2007.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge, which we believe cannot be easily replicated by competitors. We also believe we will continue to attract and retain high quality employees.

We have the capital resources and technology to enhance our leading position.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. In particular, we continue to invest in fiber-optic networks, 4G mobile broadband networks and service platforms. We will continue to make investments in or to acquire other companies which provide complementary telecommunications and ICT-related services to further expand our business and offer new products and services.

Advanced network technology. In recent years, we have upgraded some of our FTTx access networks to FTTH access networks, aiming at promoting our broadband services from megabit connectivity to gigabit connectivity and strengthening our leading position in bandwidth services in our industry. In 2016, we also continued to deploy our 4G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. In 2016, our research and development expenses accounted for 1.6% of our revenues. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our profit margins of ICT services by leverage our strengths of research and development.

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

We endeavor to maintain our strong market position in telecommunication business and seek to expand the scope of our business beyond network services by offering service platforms and VAS to capture new opportunities and generate revenue growth, such as IoT platforms. We also continue to advance our MOD/OTT service platform which offers digital contents, live broadcasting, interactive video, and high quality subscription video on demand, or SVoD, services. In addition, we cooperate with content and software providers to develop new services.

Broadband services: We strive to maintain our broadband market share. We typically realize higher average revenue per user, or ARPU, for our FTTx internet services, and we expect to continue to offer various incentives for our FTTx customers to upgrade to even higher speed FTTx services and for our ADSL customers to upgrade to FTTx services. We are continuing the build-out of our FTTx infrastructure, and we believe these efforts will help us maintain our competitive advantage for broadband services. A high quality broadband network is also essential for our high-definition MOD services.

Mobile Communications: We obtained the 4G mobile broadband license in April 2014 and launched our 4G mobile broadband services in May 2014. In March 2016, we obtained the mobile broadband license for 2500MHz and 2600MHz frequency bands which enables us to enhance our 4G mobile broadband network. Our strategy for mobile services includes the following initiatives:

•	Enhancing 4G mobile broadband network construction to accommodate the increasing mobile data usage from consumers as a result of the growth of connected devices, such as smartphones and tablets;

•	Encouraging the migration of 2G service subscribers to 3G and 4G mobile services by offering promotions on various mobile handsets combined with attractive VAS and product packages;

•	Introducing low- to mid-tier smartphones to expand our mobile internet subscriber base; and

•	Maintaining ample Wi-Fi hotspots to offer more wireless internet access service and to offload data traffic from our mobile networks; we had established 60,000 Wi-Fi hotspots by the end of 2016.

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet VAS, such as internet music and internet protocol video services, including CHT OTT service, an OTT platform where customers can view videos and multimedia content.

Emerging services: We have been providing ICT services since 2009. We continue to leverage our core telecommunication infrastructure and services to expand ICT services, including intelligent environment network service, or iEN, intelligent transportation service, or ITS and IoT. Our experience with ICT services positions us well to develop and offer cloud computing services. Underpinning the rollout of our cloud computing services is our capability and experience in offering data center services to corporate customers, which includes our initiative to build the largest cloud computing data center in Taiwan in anticipation of the growing demand for this service. The Panchiao Internet Data Center, or IDC, one of the highest-rated, TIA-942 Rated 4, data centers in the world, commenced operations since July 2016 and offer high reliability, high speed and high security cloud services to multi-national and domestic corporate customers. We will further expand our IDC business opportunities in areas of financials, securities, digital contents and e-commerce. With the strength and reliability of our technologies and services, we believe that we have the competitive advantages to continue expanding our ICT services in the future.

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

In addition, we continue to develop our mobile payment service, Hami Wallet, with our customer loyalty program.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. Our corporate customer services cover small, medium-sized and large enterprises. As of December 31, 2016, our Enterprise Business Group employed 504 professionals and offered packaged and customized services, customer-oriented solutions and integrated ICT services. We have completed the integration of our call centers, all of which can now be reached by calling a single number “123.” We offer 24-hour customer service, including the handling of service and billing inquiries. To improve the quality of our customer services, we implemented a customer relationship management system, which encompasses a customer complaint system, a business information database for the use of our call centers, and a Big Data system to enhance our sales and market analysis efforts. For example, we leverage our capability to analyze Big Data in identifying locations for constructing base stations and target groups for marketing our services.

In addition, we own hundreds of physical service stores, and we will continue to renovate our traditional service stores to enhance user experience. Please refer to “—Competitive Strengths—We are an integrated full-service telecommunications provider in Taiwan” for a discussion of our distribution channels.

Improve operational and cost efficiency

We have historically been focused, and will continue to focus, on cost control. We continue to improve our operational and cost efficiency by migrating to more advanced networks and sophisticated operational support systems.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. To catch up with the fast evolution of digital devices and network applications, we continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. We continue to accelerate LTE network construction to enhance population coverage and construct high capacity Wi-Fi/Fiber-Wireless networks to offload mobile network traffic. We will continue to leverage our core telecommunication infrastructure and services to expand the ICT business, including cloud services, enterprise total solutions and government projects.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in high-growth areas, such as ICT services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, and ICT solutions partners to diversify our business operations and enhance our service offerings. In May 2016, we formed an alliance with Acer Inc. to help enterprises build intelligent mobile network in offices. In December 2016, we strengthened our relationship with China Mobile Ltd. on the Hand-in-Hand Program, or hi-H Program, in areas including mobile business, data business, innovation and internet business; members of hi-H Program include operators from some major countries such as German, France and Korea. In January 2017, we cooperated with Nokia to perform Pre-5G NarrowBand-IoT test, which help accelerate the application of IoT in Taiwan. In February 2017, we signed a memorandum with NTT Group and ITOCHU Corporation to develop SDN and NFV and further increase flexibility on framework of our network. In February 2017, we also cooperated with HTC Corporation, Sercomm Corporation and MediaTek Inc. to launch LWA service. In addition, in Mobile World Congress 2017, we entered into a memorandum of understanding with Nokia in respect of the cooperation in developing 5G technology, cloud computing, IoT and automation of telecommunications network. At the same congress, we also entered into a memorandum with Ericsson in respect of cooperation in developing 5G application, including traffic and public utilities. In March 2017, we cooperated with Cisco Systems, Inc. to provide enterprises total solutions in different areas, such as network, information security and data center virtualization.

Acquisition and Investments. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. We have focused our investment strategy on the development of new businesses and the enhancement of our operation efficiency. Recently we have entered into the following notable transactions:

In February 2014, we, together with Benefit One Asia Pte. Ltd., established Chunghwa Benefit One Co., Ltd., or Chunghwa Benefit One, and we owned a 50% equity interest in Chunghwa Benefit One. Chunghwa Benefit One mainly engages in providing an e-commerce platform for enterprises to provide employee benefits and for individuals. In December 2016, both Benefit One Asia Pte. Ltd. and we agreed to dissolve Chunghwa Benefit One, because the financial performance of the company is below our expectation.

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

One of our consolidated subsidiaries, Chunghwa Precision Test Tech Co., Ltd., or CHPT, a semiconductor testing company, was listed on the General Stock Market of the Taipei Exchange (formerly known as Gre Tai Securities Market) since March 24, 2016. Benefitting from its advanced technology and one-stop shopping service, CHPT’s business continued to grow in the past few years.

Chunghwa Leading Photonics Tech Co., Ltd., or CLPT, was founded in July 2016, and we hold 75% of its equity interests. CLPT’s management team came from our Telecommunication Laboratories. The company has the fabrication and packaging technology for development and application on indium-gallium-arsenide photodetector.

Please also see Notes 3, 15, and 16 to our consolidated financial statements included elsewhere in this annual report for our current strategic investments.

Going forward, we will focus on digital economy and innovative businesses and may consider making other equity investments and acquisitions that we believe are complementary to our business and strategic goals. For example, we have joined Asian Silicon Valley Development Plan. By cooperating with other companies and leveraging our advantages, we strive to gain market share in the IoT business. Furthermore, pursuant to the government’s southbound development policy, we will continue to explore opportunities to strengthen our cooperation with companies in ASEAN countries and expand our geographic footprint, either in traditional telecommunication business, IoT or ICT businesses.

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and intend to maintain a sustainable dividend policy. Following our privatization, we have more flexibility to implement capital management initiatives, including possible repurchases of our outstanding common shares and increases in our leverage through debt financing.

Under the ROC Company Act, companies are allowed to distribute special cash dividend from capital surplus, which we had implemented at our annual general stockholders’ meetings in 2013 and 2014. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.” In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in March 2017, our payout ratio was 95.7% in 2016 after adjusting for unappropriated earnings and setting aside the special reserve. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B.	Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local telephone services and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, and other domestic services including ICT services. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$72.1 billion, NT$72.5 billion and NT$72.8 billion (US$2.3 billion), respectively, in 2014, 2015 and 2016, representing 31.8%, 31.3% and 31.6% of our total revenue in such periods.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Local telephone revenues:
Usage	16.0	14.5	12.9	399.2
Subscription	16.3	16.1	15.9	490.0
Interconnection	0.9	0.8	0.8	23.7
Pay telephone	0.3	0.3	0.2	6.9
Other	2.1	1.9	1.8	57.0

Total	35.6	33.6	31.6	976.8

We provide local telephone services to approximately 10.94 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 15.7%, 14.5% and 13.8% of our total revenues in 2014, 2015 and 2016, respectively. Approximately 73.7% of our local telephone customers as of December 31, 2016 were residential customers. We are currently the leader of the local telephone service market, with an average subscriber market share of approximately 94.3%, 94.0% and 93.5% in 2014, 2015 and 2016, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31
	2014	2015	2016
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,434	23,492	23,540
Fixed line customers:
Residential	8,395	8,239	8,067
Business	2,970	2,928	2,872
Total	11,365	11,167	10,939
Penetration rate (as a percentage of the population)	47.5%	47.5%	46.5%
Lines in service per household	1.00	0.97	0.94

(1)	Data from the Department of Population, Ministry of the Interior, ROC.

With the continued development of mobile technologies, demand for local customer lines has been declining. The number of fixed-line customers decreased by 1.8% in 2014 compared to 2013, 1.7% in 2015 compared to 2014 and 2.0% in 2016 compared to 2015. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to mobile and internet telephony services.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year Ended December 31
	2014	2015	2016
	(in millions, except percentages)
Minutes from local calls(1)(2)	11,567	10,511	9,481
Growth rate (compared to the same period in the prior year)	(10.6)%	(9.1)%	(9.8)%

(1)	Includes minutes from local calls made on pay telephones and minutes from fixed line-to-mobile calls.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls decreased in 2014, 2015 and 2016 due to the impact of mobile substitution and increased use of voice over internet protocol, or VoIP, applications.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	1.39	1.39	1.37
Growth rate (compared to the same period in the prior year)	—	—	(1.4)%

Average per minute usage charges remained relatively stable from 2014 to 2016. Average per minute usage charges decreased 1.4% to NT$1.37 in 2016, mainly due to the increase in number of users of mobile phones and VoIP telephony services, which also led to a decrease in total revenue derived from local telephone usage. Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and increase revenues. In particular, our VAS offerings are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the VAS. These services include call waiting, caller identification, call forwarding, three-party calls, ring back tone and voicemail.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$3.3 billion, NT$3.1 billion and NT$2.9 billion (US$0.1 billion) in 2014, 2015 and 2016, respectively, representing 1.5%, 1.3% and 1.3% of our total revenues in such periods. This decrease was mainly due to the continuous decline in call minutes resulting from the migration to mobile services and increased use of VoIP applications. Our average market share by minutes in the domestic long distance market was approximately 80.5%, 82.2% and 83.0% in 2014, 2015 and 2016, respectively.

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

Our revenues from our broadband access services in 2014, 2015 and 2016 were NT$19.1 billion, NT$19.3 billion and NT$19.0 billion (US$0.6 billion), respectively. We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services.

From 2014 to 2016, we continued accelerating our high speed FTTx household coverage. We currently offer various promotional packages to encourage more migration of our FTTx subscribers to higher speed FTTx service and migration of our ADSL subscribers to our FTTx service. In 2016, FTTx revenue reached 89.6% of our total broadband revenue. As of December 31, 2016, 92.5% of our FTTx service customers subscribe HiNet ISP service.

Our subscriber market share of Taiwan’s broadband market was approximately 76.7%, 75.8% and 74.3% in 2014, 2015 and 2016, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	Year Ended December 31
	2014	2015	2016
FTTx service customers (in thousands)	3,120	3,358	3,484
ADSL service customers (in thousands)	1,419	1,138	992

Our FTTx service offers downlink speeds of 16, 35, 60, 100, 300, 500 Mbps and 1 gigabits per second, or Gbps, matched with uplink speeds of 3, 6, 20, 40, 100, 250 and 600 Mbps, respectively. Our ADSL service offers downlink speeds that range from 2 Mbps to 8 Mbps and uplink speeds that range from 64 kilobits per second, or Kbps, to 640 Kbps.

We have experienced competition in broadband from cable operators and other fixed-line operators. In addition, as faster wireless technologies, such as 4G LTE, have been deployed, some customers have replaced fixed broadband services with high-speed mobile broadband services. Our strategy is to continue the deployment of higher speed FTTx network so as to maintain our competitiveness.

Charges for our FTTx and ADSL services include one-time installation charges and monthly subscription fees. These charges for our FTTx and ADSL services vary based on connection speed. Charges for our HiNet dial-up service include a monthly fee entitling the customer to a fixed number of minutes of service, with an additional charge per minute when the fixed number of minutes is exceeded.

The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
ARPU for broadband services per month(1)	704	714	717
ARPU for FTTx services per month(2)	838	828	811

(1)	ARPU for our broadband services per month is calculated as the sum of (a) broadband access revenues for the relevant period divided by the average of the number of our broadband access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet ISP service revenues divided by the average of the number of HiNet ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.
(2)	ARPU for FTTx services per month is calculated as the sum of (a) FTTx access revenues for the relevant period divided by the average of the number of our FTTx access customers on the first and last days of the period divided by the number of months in the relevant period and (b) HiNet FTTx ISP service revenues divided by the average of the number of HiNet FTTx ISP service subscribers on the first and last days of the period divided by the number of months in the relevant period.

Despite tariff reductions mandated by the NCC, our overall broadband ARPU increased in 2015 and 2016, mainly due to our successful strategy in migration mentioned above. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other mobile and fixed-line service operators for interconnection with our fixed-line network and for connection within their networks. As of December 31, 2014, 2015 and 2016, the total bandwidths of local and domestic long distance lines leased to third parties were 1,359.1, 1,556.8 and 1,678.8 Gbps, respectively. The number increased from 2014 to 2016 mainly due to the increase in demand for the bandwidth of backbone network for 4G mobile broadband services.

We continue to experience a decline in rental fees for all of our leased line products. We attribute the general decline in rental fees since 2000 to a general migration toward broadband services and increased competition from other service providers constructing their own lines mentioned above. Our local and domestic long distance leased line services revenues were NT$4.6 billion, NT$4.4 and NT$4.3 (US$0.1 billion) in 2014, 2015 and 2016, respectively. Although the bandwidth leased to third parties increased, the revenue decreased year over year mainly due to the decline in rental fees described above.

Wi-Fi Services

As of December 31, 2014, 2015 and 2016, we had a total of approximately 2.0 million, 2.4 million and 2.6 million residential and business customers that leased our access points, respectively. In addition, we had 60,000 hot spots in public areas by the end of 2016, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload mobile data network traffic.

MOD Services

Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our MOD customers can access TV programs, video-on-demand and other services. We had over 193 broadcasting channels and over 20,000 hours of on-demand programs and served approximately 1.3 million customers as of December 31, 2016. Also, as of December 31, 2016, we offered 160 high definition, or HD, channels and other HD video-on-demand programming, such as sports, movies and knowledge materials. In addition to our regular packaged offerings, we also offer SVoD services for film and drama. As of December 31, 2016, we had 1.3 million MOD customers, including 718 thousand SVOD subscribers. Our MOD revenues from 2014 to 2016 were NT$2.6 billion, NT$2.5 billion and NT$2.4 billion (US$72.7 million) in 2014, 2015 and 2016, respectively. The decrease in revenue from 2014 to 2016 was mainly due to the adjustment of our cooperation schemes with channel providers starting from the third quarter of 2015. The new schemes bring down our operating expenses while also impacting our revenues at the same time. We expect this structural shift to enhance our IPTV margins in the mid-to-long term.

ICT and Other Services

Our ICT and other services in domestic fixed communications business include ICT services, corporate solution and bill handling services. See “Emerging Services.”

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile services, sales of mobile handsets, tablets and data cards and ICT and other mobile services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2014, we generated revenues of NT$77.5 billion, or 34.2% of our total revenues, from mobile services. In 2015, we generated revenues of NT$80.9 billion, or 34.9% of our total revenues, from mobile services. In 2016, we generated revenues of NT$78.8 billion (US$2.4 billion), or 34.3% of our total revenues, from mobile services. Our mobile VAS revenue grew by 13.8% from 2014 to 2015 and by 4.8% from 2015 to 2016 due to the launch of our 4G mobile broadband services in May 2015 and fast development in the 4G mobile broadband segment in the industry.

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Mobile services revenues:
Usage(1)	36.0	35.8	33.0	1,018.9
Interconnection	4.8	3.7	2.7	83.7
Mobile VAS	34.8	39.6	41.5	1,280.8
Other	1.9	1.8	1.6	48.3

Total mobile services	77.5	80.9	78.8	2,431.7

(1)	Includes monthly fees.

Owing to the saturation and subscriber identification module card, or SIM card, consolidation in the entire mobile market in Taiwan, we are facing the decrease in total number of customers in the market. However, we are still the largest mobile operator in Taiwan in terms of revenues and number of customers. We had 10.8 million mobile customers, for a market share of approximately 37.3% of total mobile customers and approximately 37.0% of total mobile services revenues in Taiwan, as of December 31, 2016.

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

In December 2015, we obtained additional spectrum for 4G mobile broadband services of 30 MHz paired spectrum in the 2500MHz and 2600MHz frequency bands, and we paid NT$10.0 billion to the government in the same month. The license is valid until December 31, 2033. We put these 2500MHz and 2600MHz frequency bands into use on March 24, 2016. We will continue enhancing our 4G mobile broadband network capacity.

In February 2002, the MOTC granted 3G mobile services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G mobile services license is valid until December 31, 2018. In July 2005, we launched our 3G mobile services, using WCDMA technology. See the detail in mobile spectrum allocation in “Network Infrastructure.” The NCC plans to re-auction this spectrum in the second half of 2017. Meanwhile, our 2G service license will expire in June 2017, and we will cease our 2G service upon the expiration of the license.

We offer the largest international roaming network among Taiwan mobile service providers. By the end of 2016, our 3G roaming contracts includes 385 networks in 149 countries, our 2G GSM roaming contracts include 469 networks in 197 countries, and our 2.5G GPRS roaming contracts include 411 networks in 158 countries. We have also established 4G LTE roaming contracts with 106 networks in 57 countries.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the Year Ended December 31
	2014	2015	2016
Taiwan population (in thousands)(1)	23,434	23,492	23,540
Total mobile revenues in Taiwan (in billions)(2)	NT$207.6	NT$217.1	NT$211.9
Annualized churn rate(3)	13.61%	18.17%	22.80%
Minutes of usage (in millions of minutes):
Incoming	12,043	11,428	9,953
Outgoing	12,243	11,626	10,245
Average minutes of usage per user per month(4)(5)	186	172	153

(1)	Data from the Department of Population, Ministry of the Interior, ROC.
(2)	Data from the statistical monthly release by the NCC, in the ROC, which include mobile revenues from 2G, 3G, 4G mobile broadband and personal handy-phone system, or PHS, services.
(3)	Measures the rate of customer disconnections from mobile service, determined by dividing (a) our aggregate voluntary and involuntary deactivations (excluding deactivations due to customers switching from one of our mobile services to another) during the relevant period by (b) the average number of customers during the period (calculated by averaging the number of customers at the beginning of the period and the end of the period), and multiplying the result by the fraction where (c) the numerator is 12 and (d) the denominator is the number of months in that period. The calculation includes both prepaid and postpaid customers.
(4)	The number of mobile customers is based on the number of SIM cards. The total number of mobile customers in Taiwan included 2G, 3G, 4G mobile broadband, PHS, prepaid card and VPN customers.
(5)	Average minutes of use per user per month is calculated by dividing the total minutes of use during the period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The total mobile customers in Taiwan had reached approximately 28.9 million as of December 31, 2016. Mobile penetration was approximately 122.9% on the same date. The overall mobile services market experienced a slight decrease of 2.4% in revenues in 2016 mainly due to the decrease in total number of customers in the mobile market. As of December 31, 2016, we had 6.7 million, 3.8 million and 0.3 million subscribers for 4G, 3G and 2G services, respectively.

We began offering prepaid card services in October 2000, prepaid 3G card services in February 2008, and prepaid 4G card services in April 2015. As of December 31, 2016, we had approximately 1.6 million prepaid customers, representing approximately 15.0% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

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

Our ARPU per month increased to NT$604 in 2015 from NT$593 in 2014, primarily due to successful 4G mobile broadband migration which attracted additional mobile internet subscribers. Our ARPU per month decreased to NT$598 in 2016 from NT$604 in 2015, primarily because we were focusing on gaining customers who are more price-sensitive to our 4G mobile broadband services in 2016.

In addition to our basic mobile services, we also offer a broad range of value-added telecommunications and information services. Revenues from mobile VAS represented 44.9%, 49.0% and 52.7% of our total mobile services revenues in 2014, 2015 and 2016, respectively. The increase of mobile VAS revenue percentage was mainly attributed to the increase in mobile data plan subscriber number.

Sales of Mobile Handsets, Tablets and Data Cards

We engage in the distribution and sales of mobile handsets, tablets and data cards for use on our mobile network to customers through our directly-owned stores, our subsidiary Senao, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution.”

ICT and Other Services

Our ICT and other services in our mobile communications business include ICT services, corporate solution and bill handling services. See “Emerging Services.”

Internet Business

Our internet business includes data communication services, application VAS and services provided to the government. Our revenues from internet business represented 11.5%, 11.1% and 12.2% of our revenues in 2014, 2015 and 2016, respectively. In 2016, our revenues from internet business as a percentage of our revenues increased mainly due to the increase in revenues generated from services such as IDC, cloud computing, information security and IoT, and some increases generated from the growth in HiNet and HiLink services.

Data Communication

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2014	2015	2016
	(in thousands)
Total internet subscribers in Taiwan	6,178	6,151	6,099
HiNet subscribers:
HiNet FTTx subscribers	2,843	3,083	3,221
HiNet ADSL subscribers	948	688	539
HiNet dial-up subscribers	439	426	413
Other access technology subscribers	3	2	2

Total HiNet subscribers	4,233	4,199	4,175

Our ISP service subscribers decreased from 2014 to 2016 mainly due to substitution by mobile broadband services and the competition from cable broadband operators. We are still the largest ISP in Taiwan, with a subscriber market share of 68.7% among 412 ISPs in ROC as of December 31, 2016. As of December 31, 2016, approximately 84.0% of our broadband customers were also HiNet subscribers, using HiNet as their ISP. We expect the competitive conditions currently prevailing in the internet service provider market to continue to intensify.

Application VAS and Services Provided to the Government

Application VAS and services provided to the government includes services regarding to IDC, cloud computing, information security and IoT. See “Emerging Services.” IDCs are facilities providing the physical environment necessary to keep computer network servers running at all times. These facilities are custom-designed with high-volume air conditioning temperature control systems, secure access, reliable electricity supply and connections to high-bandwidth internet networks. Data center houses protect and maintain network server computers that store and deliver internet and other network content, such as web pages, applications and data. We currently have the largest floor area of internet data centers in Taiwan compared to our competitors in Taiwan.

International Fixed Communications Business

Our international fixed communications business includes international long distance telephone services, international leased line services, satellite services and ICT and other international services.

International Long Distance Telephone

We provide international long distance telephone services in Taiwan. Total revenues from international long distance telephone services comprised 4.6%, 4.2% and 3.8% of our revenues in 2014, 2015 and 2016, respectively. In addition, we provide wholesale international long distance services to international simple resale operators that do not possess their own telephone network or infrastructure. Our international long distance telephone revenues decreased by 7.5% to NT$9.6 billion in 2015, and further decreased by 8.5% to NT$8.8 billion (US$0.3 billion) in 2016, primarily due to the intense competition from VoIP-based international long distance service providers and free VoIP applications. Our average market share of the international long distance market by minutes was approximately 56.0%, 57.8% and 55.8% in 2014, 2015 and 2016, respectively. Our international long distance services consist primarily of international direct dial services and the wholesale of international long distance traffic.

International calls to our top five destinations represented 62.7% of our outgoing international long distance call traffic in 2016, including Mainland China, Philippines, Indonesia, the United States and Hong Kong. International calls from our top five destinations represented 54.5% of our incoming international long distance call traffic in 2016, including Mainland China, Canada, the United States, Japan and Indonesia.

The following table sets forth information with respect to usage of our international long distance services for the periods indicated.

	Year Ended December 31
	2014	2015	2016
	(in millions, except incoming/outgoing ratio)
Incoming minutes	983	937	787
Outgoing minutes	1,658	1,346	1,022
Total minutes	2,641	2,283	1,809
Incoming/outgoing ratio	0.59	0.70	0.77

Total incoming call volume decreased by 4.7% from 2014 to 2015, and further decreased by 16.0% in 2016, mainly due to the intensified market competition from VoIP-based international long distance service providers, free VoIP applications and other international long distance service providers. Similarly, due to this intensified competition, total outgoing call volume decreased by 18.8% from 2014 to 2015 and further decreased by 24.1% in 2016.

Outgoing calls made by customers in Taiwan and by customers from foreign destinations using Taiwan direct service are billed in accordance with our international long distance rate schedule for the destination called. Rates vary depending on the time of day at which a call is placed. Customers are billed on a six-second unit basis for international direct dial services.

Average international long distance usage charge per minute that we received for outgoing international calls was NT$4.4, NT$5.0 and NT$5.5 in 2014, 2015 and 2016, respectively. Average charge per minute increased 15.8%, 13.6% and 10.0% in 2014, 2015 and 2016, respectively, mainly due to our focus on expanding the wholesale of international long distance minutes in higher-unit-price areas, such as Central and South America, Africa, Asia and Middle East.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to four undersea cable operators to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. The total bandwidth of our lines leased increased by 39.2% from 2,009.6 Gbps in 2015 to 2,796.6 Gbps in 2016.

Rental fees for international long distance leased line are generally based on transmission speed and distance. We continue to experience a decline in rental fees for international leased lines, partly as a result of competition from other international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$1.5 billion, NT$1.7 billion and NT$1.8 billion (US$55.6 million) in 2014, 2015 and 2016, respectively, mainly due to our expansion to the overseas markets and growing consumer demand mentioned above.

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

ICT and Other Services

Our ICT and other services in our international fixed communications business include corporate solution services. See “Emerging Services.”

Others

Our other business segment includes our non-telecom services, including electronic products sales made by our subsidiary, CHPT, and property sales made by our subsidiary, Light Era Development Co., Ltd., or Light Era.

Emerging Services

We continue leveraging our advantages in network infrastructure and IDC to offer customized ICT total solutions to enterprise customers and to expand our ICT business. The revenues from our ICT business are classified in “ICT and Other Services” of each business segment besides internet business. We are offering ICT total solutions by integrating our capabilities of cloud, information security, IoT and customization expertise. We are developing in-house Big Data capability for future commercialization as well as cooperating with partners to develop an IoT ecosystem across various industries.

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

A content delivery network, or CDN, is a system of distributed servers that deliver webpages and other web content to a user based on the geographic locations of the user, the origin of the webpage and a content delivery server. This service is effective in speeding the delivery of content of websites with high traffic. The closer the CDN server is to the user geographically, the faster the content will be delivered to the user. We provide CDN service to internet content providers to ensure stable quality when programs are broadcasted.

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Interconnection fee revenues:
Fixed line	1.1	1.0	0.9	26.7
Mobile	4.8	3.7	2.7	83.7
Interconnection costs:
Fixed line	3.3	2.3	1.6	48.5
Mobile	4.9	3.9	3.0	92.7

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers is NT$0.4851 per minute during peak times and NT$0.2531 per minute during off-peak times.

The NCC has mandated mobile interconnection rate reduction over a period of four years starting on January 5, 2013. The rate should be reduced from NT$2.15 per minute to NT$1.15 per minute in four years with a CAGR of -14.5%. Therefore, our mobile interconnection revenues and costs decreased from 2014 to 2016.

Before January 1, 2011, the rates of telecommunication fees for telephone calls between fixed-line customers and mobile customers were set by the mobile network operators: mobile network operators collected such telecommunication fees from customers and paid the fixed-line network operators interconnection fees based on usage, regardless of which party of the interconnection initiated the call. Starting from January 1, 2011, the fixed-line network operators that initiate the call have the right to set the rates of telecommunication fees and to collect such fees from customers for fixed-line-to-mobile calls; fixed-line network operators have to pay interconnection fees to mobile network operators in accordance with the interconnection rate set forth by the NCC. In addition, to balance the competition between us, the market leader of fixed-line network operators, and other mobile network operators, we are also required by the NCC to pay transition fees (in addition to the interconnection fees) to the other mobile network operators for a period of six years starting from January 1, 2011. The transition fees will decrease gradually over the six-year period, and we are not required to pay such transition fees from January 1, 2017.

Fixed interconnection costs decreased from 2014 to 2016 mainly due to (1) decreasing transition fees year over year, (2) reduction of mobile interconnection rate for fixed-line-to-mobile calls, and (3) decreasing traffic volume.

In accordance with governmental regulations, the contracts governing our interconnection arrangements must specifically address a number of prescribed issues. For example, our interconnection charge should reflect our costs with respect to the network elements used. In addition, cost increases are subject to approval by the regulatory authorities. We expect that our interconnection contracts will generally be reviewed annually, although we may also enter into long-term contracts. See “Regulation—Telecommunications Act—Interconnection Arrangements.”

Marketing, Sales and Distribution

Marketing Strategy

In order to retain and expand our large customer base and to encourage our customers to increase their use of our services and products, we continue to focus our marketing strategy on the following areas.

•	Services, Products and Bundled Offerings. We continually develop new VAS and products, and bundle our services and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty.

•	Pricing and Promotions. We design flexible pricing packages that allow customers to select, and design special promotional packages to encourage usage.

•	Distribution Channels. We seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, to expand our sales channels more effectively, we also implement an external sales agent system by collaborating with Senao, Synnex Technology International Corporation and Tsann Kuen Trans-Nation Group, which collaborations enable us to get closer to every customer.

•	Business Customers. We devote a project manager or project engineer to serve corporate customers. These account managers are responsible for developing customized solutions and tariff packages to meet the specific needs of our customers. We continually update and expand our service offerings so that we can remain a one-stop telecommunications services provider to our corporate customers and provide for all of their telecommunications needs. We also use our data bank to identify and target potential clients for promoting our e-commerce and mobile services. In addition, we help our corporate customers improve their efficiency and competitiveness by creating information systems for them.

•	Advertising. We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as HiNet and emome. We plan to leverage our leading market position and status to strengthen the overall advantage of our product brands.

Sales and Distribution

As of December 31, 2016, we had 17 operations offices for operations, 463 service centers and 6 customer service call centers for sales and customer service.

We also had 279 Senao exclusive service stores as of December 31, 2016. In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan. Senao has been listed on the TWSE under the number “2450” since May 2001. Our equity ownership in Senao decreased from 31.33% as of January 15, 2007 to 29.31% as of March 31, 2017. Our investment in Senao enhanced our mobile handset distribution and sales capabilities. Our customers can subscribe for our broadband service, MOD service and other services at Senao retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and Senao about our business cooperation.

Competition

We face competition in virtually all aspects of our business.

Domestic Fixed Communications

•	Local and domestic long distance telephone services: Revenue from local and domestic long distance telephone service of telecommunication services providers has continuously decreased in the past years primarily due to mobile and VoIP substitution. Competition from mobile data service providers increased significantly due to the popularity of smart mobile devices and mobile applications such as LINE and WeChat. Although there are other providers of fixed communications, including TWM Broadband, New Century Infocomm Tech. Co., Ltd. and Asia Pacific Telecom Co., Ltd., or APTG, competition from these providers was not significant in the past few years.

•	Leased line services: Major competitors in this field are four fixed line operators including TWM Broadband, New Century Infocomm Tech. Co., Ltd., APTG and Taiwan Optical Platform Co., Ltd. The leased line services providers primarily compete on the basis of price and the bandwidth speed of services.

•	Broadband access services: Major competitors in this field are five multiple-system operators, or MSOs, including Kbro Co., Ltd., China Network Systems Co., Ltd., TWM Broadband, Taiwan Broadband Communication Co., Ltd. and Taiwan Optical Platform Co., Ltd., and one fiber broadband service provider, namely Taiwan Intelligent Fiber Optic Network. With the increasing speed of mobile data service, we also face fierce competition from mobile data providers. The broadband access service providers primarily compete on the basis of price and the bandwidth speed of services.

•	MOD services: Major competitors in this field include five cable TV MSOs and 28 independent MSOs. The different service providers compete on the basis of the multimedia content offered along with the ability to offer converged services by offering comprehensive solutions including data communications, voice communications and multimedia content.

Mobile Communications

There are five mobile operators in Taiwan, including Chunghwa Telecom, Taiwan Mobile, Far EasTone, Taiwan Star Telecom Corporation Ltd., or T-Star, and APTG. All of these five operators have 4G mobile broadband licenses. In addition to the big three, T-Star and APTG underwent mergers and acquisitions in order to compete in the market for 4G mobile broadband services. T-Star merged with VIBO Telecom Inc., a former 3G operator, in October 2014, while APTG merged with Ambit Corporation, one of the 4G mobile broadband license winners, in December 2015, with APTG as the surviving company. Each 4G mobile broadband network operator has been providing promotional programs to attract consumers, including unlimited data plans. In addition to the 2G, 3G and 4G mobile network operators discussed above, First International Telecom used to operate a personal handy-phone network but was declared bankrupt by the Taiwan Taipei District Court on December 26, 2014, and discontinued operations on March 31, 2015.

In addition to the mobile network operators, the NCC has issued a total of 14 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide 3G mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider. We are currently cooperating with Carrefour Telecom Co., Ltd. We may cooperate with other mobile virtual network operators in the future.

As of the end of 2016, there were no WiMAX service providers in Taiwan. The NCC has already recalled and released the 2500MHz and 2600MHz frequency band spectrum for 4G mobile broadband services through a bidding process in December 2015. We compete in the wireless services market primarily on the basis of premium brand, price, quality of service, network reliability and attractiveness of service packages.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet and TWM Broadband. We compete in the internet services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and VAS.

International Fixed Communications

Our major competitors are TWM Broadband, New Century Infocomm Tech. Co., Ltd. and APTG, which have provided fixed-line services since June 2001. These operators are primarily focused on international long distance services and corporate customer services, which typically generate higher revenue than residential customers.

There have been four submarine cable services licenses granted since August 2001. These submarine cable operators, including East Asia Network Inc., Reach Cable Networks Limited, Taiwan International Gateway Corporation and FLAG Telecom Taiwan Services Limited, offer international leased line services to other fixed-line operators, internet service providers and ISR operators.

Our international long distance services compete with international long distance resale services and VoIP services such as those provided by Line and Skype.

Emerging Services

Our major competitors in ICT services are system integration service providers, including HwaCom Systems Inc., MiTAC Information Technology Corp., NEC Taiwan Ltd., Acer Incorporated, Tatung Company, SYSTEX Corporation and SYSCOM Group.

Customer Service and Billing

We believe that our reputation of offering high-qualified customer services has enhanced our customers’ loyalty and helped us attract new customers. We regularly survey our customers’ demands and preferences to develop new products and services accordingly.

We provide convenient services to our customers as follows:

•	24-hour customer service and technical support through our service centers, call centers and website;

•	bill payment services at 24-hour convenience stores, bank service counters, automatic teller machines, and our service centers throughout Taiwan, via direct debit, over the phone, online at our website (www.cht.com.tw), and on mobile handset emome or Hami;

•	online information and bill payment services at our website (www.cht.com.tw) and customer service hotline for telephone payment;

•	free of charge itemized billing statements; and

•	consolidated and automated billing for all services, including English billing documents available upon request.

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

Approximately 13,195 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2016.

Transmission Networks

As of December 31, 2016, our transmission networks consisted of approximately 2.43 million fiber kilometers of fiber optic cable for trunking and approximately 9.01 million fiber kilometers of fiber optic cable for local loop.

Between 2009 and 2013, we deployed next generation synchronous digital hierarchy, or NG SDH, and optical cross connect, or OXC, equipment for providing TDM and data service. Due to the emergence of packet-transport network, or PTN, technology, which is a cost-effective method for transmitting packet-based data services, we began the deployment of PTN and stopped the deployment of NG SDH network in 2014. Between 2007 and 2014, we deployed 40/80-wavelength Re-configurable Optical Add-Drop Multiplexer, or ROADM, for backbone transmission network in order to provide new data services such as gigabit Ethernet, fiber channel, 2.5 gigabit and 10 gigabit packet over SDH and 10 gigabit Ethernet. Due to the high utilization of our existing ROADM network, we began to introduce the optical transport network, or OTN, trial network to meet the demand of 100G wavelength services in 2014. Between 2009 and 2013, we had already completed the deployment of 5,519 GbE OXC/NG SDH, which was stopped in 2014 due to the introduction of PTN. Between 2007 and 2015, we had already completed the deployment of 1,190 wavelength ROADM, which was also stopped in 2016 due to the deployment of OTN. In addition, we had completed the deployment of 158 wavelength OTN and 7,460 GbE PTN by the end of 2016. We will have a trial of one wavelength 200Gbps transmission technology in 2017. This trial will verify the scalability of the OTN to meet the explosive bandwidth demand.

As part of our strategic focuses on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high speed internet access and VPN. As of December 31, 2016, we have constructed approximately 7.46 million FTTx ports. Our FTTx service can offer high-speed broadband internet access rates up to 1 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services for the customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2016, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 16.8 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2016, our next generation network, or NGN core network capacity consisted of 1,160,000 local telephone subscribers, comprising 448,000 Session Initiation Protocol-based, or SIP-based, and 712,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We owned high-speed NGN Managed IP backbone network by the end of 2016 with 12 sets of 4Tbps/1.6Tbps switch routers for the inner core network and more than 34 sets of 4Tbps/1.6Tbps switch routers for the outer core network. The bandwidth of the network is approximately 1,625 Gbps as of the end of 2016. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 97 telecommunications service providers in 43 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had time-division multiplexing, or TDM, international gateway switches and NGN international gateway switch. We had a trunk capacity of 170,040 channels in total as of December 31, 2016.

As of December 31, 2016, we had invested in 20 submarine cables, 9 of which land in Taiwan. We had increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 2,245 Gbps in 2015 to 4,025 Gbps in 2016.

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

We provide 2G mobile services based on the GSM network standards. Prior to October 22, 2014, we had the 900 MHz and 1800 MHz frequency bands paired with spectrum of 15 MHz and 11.25 MHz, respectively, for our 2G mobile services and the licenses will expire in June 2017. Due to the gradual migration of the 2G subscribers to 3G and 4G, we returned the 2G license in the 900 MHz frequency band to the NCC on October 22, 2014 and transferred the spectrum of 900 MHz frequency band to 4G mobile broadband license. Our usage right of the 900 MHz frequency band is changed from 15 MHz paired spectrum to 10 MHz paired spectrum since October 22, 2014, and the 10 MHz paired spectrum is shared by 2G GSM and 4G LTE networks adhering to the principle of technological neutrality of our 4G mobile broadband license. Since the launch of our 3G and 4G mobile services, we have gradually migrated GSM subscribers to 3G and 4G networks and have consolidated our GSM network. The number of our 2G subscribers has decreased from 1.5 million as of December 31, 2014, to 0.3 million as of December 31, 2016.

We have 15 MHz paired spectrum in the 2.1 GHz frequency band for our 3G mobile services, which was launched in July 2005 to provide voice communication services and 3G data services.

We have 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band for our 4G mobile broadband services, which were launched in May 2014. In December 2015, we obtained additional spectrum for 4G mobile broadband services of 30 MHz paired spectrum in the 2500 MHz and 2600 MHz frequency bands. In March 2016, we implement three frequency band CA technology into our 900/1800/2600 MHz frequency band base stations that is expected to increase users’ downlink speed over 300 Mbps.

We have also installed an intelligent network on our existing mobile services network infrastructure, which enable us to provide additional functions, such as prepaid and VPN services as well as a wide range of VAS.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 34 points of presence approximately 5,734,000 broadband remote access server ports and a backbone bandwidth of approximately 5,617 Gbps as of December 31, 2016. We aim to achieve HiNet’s points of presence and backbone bandwidth to approximately 6,617 Gbps by the end of 2017.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had high-speed internet protocol backbone network by the end of 2016 with 18 sets of 30Tbps /12.8Tbps/10.24Tbps/4.48Tbps/4Tbps/1.6Tbps switch routers for the inner core network and more than 50 sets of 5.28Tbps/4Tbps/2.64Tbps/1.6Tbps/640Gbps switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 12 domestic and five overseas point-of-presences and the total capacity is approximately 287 Gbps. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 1,037 Gbps as of December 31, 2016. As we expect that internet traffic flows to and from the United States will continue to increase, we have been continuously expanding our bandwidth to the United States. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia and Thailand.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2016, we had 335 frame relay ports, 884 asynchronous transfer mode ports and approximately 97,573 multi-protocol label switching internet protocol VPN virtual ports.

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

To prevent harm on personality rights, the Personal Information Protection Act, or PIPA, governs all the collection, processing and use of personal information, and it applies to all individuals, legal entities, and enterprises. We have conducted inventory checks of personal information that we currently hold, established standard operating procedures, or SOP, to comply with the requirements under PIPA, and have taken information security measures to protect the data.

To comply with the PIPA, we implemented a series of measures to avoid the leakage of customers’ information:

•	Personal information protection policies and regulations are defined in the operational rules of all of our business and service contracts.

•	According to our personal data safety and awareness plan, all of our employees are required to take training programs and to pass the awareness test once a year.

•	We required our branch offices to implement a drill in personal data leakage incident handling once a year.

•	Our auditing department completes an annual audit plan and regularly audits information circulation in each department on customer information management and protection.

•	We enforced customer service center and call center to comply with BS10012 and obtain the BS10012 certification.

•	Documents containing customer’s personal information are labeled “highly confidential.”

Property, plant and equipment

Our property, plant and equipment consist mainly of telecommunications equipment, land and buildings located throughout Taiwan. Although we have a significant amount of land and buildings throughout Taiwan, most of our properties are for operational use and only a small part of them are for investment purposes, which were classified as “investment properties” in our consolidated financial statements included in this annual report. Notes 17 and 18 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our “Property, plant and equipment” and “Investment properties,” respectively. See “Item 3. Key Information—D. Risk Factors—Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters” for a discussion of environmental issues that may affect utilization of our assets.

We are now focusing more on rental income and will continue seeking development opportunities from the ROC central and local government urban planning programs to increase the value of our land, buildings and equipment. We have received approximately NT$605.4 million (US$18.7 million) in rental income from properties in 2016.

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

Except as disclosed in our annual report, we believe that we have not been involved in any legal or arbitration proceedings during 2014, 2015 or 2016 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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

Regulation

Overview

We were subject to the Statute of Chunghwa Telecom Co., Ltd. prior to our privatization. Although we have been privatized since August 2005, the Statute of Chunghwa Telecom Co., Ltd. was still effective until December 24, 2014. The President of the ROC promulgated the abolishment of Statute of Chunghwa Telecom Co., Ltd. effective from December 24, 2014. The abolishment of the Statute of Chunghwa Telecom Co., Ltd. did not and will not have any material impact on our company.

Regulatory Authorities

Prior to March 1, 2006, we were under the supervision of the MOTC and the Directorate General of Telecommunications. On March 1, 2006, the NCC was formed in accordance with the Organization Act, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the MOTC and the Directorate General of Telecommunications to the NCC.

Under the National Communications Commission Organization Act, or the Organization Act, the NCC was comprised of seven commissioners, which are full-time positions. The premier of the Executive Yuan shall nominate the commissioners and appoint one of them to serve as chairperson, and one as vice chairperson. The nomination shall be approved and appointed by the Legislative Yuan. The tenure of the commissioners is four years, and the commissioners may be re-appointed to serve a consecutive term. Accordingly, now there are seven commissioners, including the chairperson Ting-I Chan and the vice chairperson Po-Tsung Wong, both of them began serving on August 1, 2016.

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

The mobile broadband services license was released for the first time in 2013. We received the 4G mobile broadband services license on April 30, 2014, and launched the services on May 29, 2014. Mobile broadband services licenses were released for bidding for a second time in 2015, and we were declared the winning bidder on December 7, 2015. After the revision of our 2500MHz and 2600MHz business plan was approved by the NCC on January 27, 2016, we received a permit for establishment by the NCC on February 17, 2016, in accordance with such business plan, and now we are accelerating the deployment of 4G mobile broadband base stations with these frequency bands. We received the license to operate these frequency bands on March 23, 2016, and put these frequency bands into use on March 24, 2016.

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

In addition, changes in tariffs charged by dominant Type 1 service providers (notwithstanding the type of their respective services) may not, in any event, be greater than the annual growth rate of the consumer price index in Taiwan adjusted by a set constant, which will be periodically determined and announced by the NCC. For example, if:

•	the annual growth rate of the consumer price index in Taiwan minus the set constant is positive, the increased percentage of tariffs must not exceed such positive figure;

•	the annual growth rate of the consumer price index in Taiwan minus the set constant is negative, the decreased percentage of tariffs must be at least the absolute value of such negative figure, and the tariffs used in the given year must not be higher than the decreased tariff; and

•	the annual growth rate of the consumer price index in Taiwan minus the set constant equals to zero, no increase in tariffs is allowed to be made by any Type I service providers.

On February 7, 2013, the NCC announced that effective from April 1, 2013 to March 31, 2017:

•	the set constant to be applied to the tariff adjustment for the fixed line integrated services is 5.1749% and covers the following:

•	dominant providers of local network services and long-distance network services in Type I service

•	tariffs of the following:

•	the monthly fee for fixed-line broadband access services (excluding FTTH and FTTB)

•	wholesale prices of the following:

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between internet service providers and their customers

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between an internet service provider and another internet service provider

•	the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and another Type 1 telecommunication service provider; the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and a Type 2 telecommunication service provider who provides simple resale and network telephone service of E.164 user numbers

•	the monthly fee for other local and domestic long distance leased lines

•	the interconnection fee for internet bandwidth interconnection

•	the set constant to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan, no increase in tariffs is allowed.

On March 8, 2017, the NCC announced that effective from April 1, 2017 to March 31, 2020:

•	the set constant to be applied to the tariff adjustment for the fixed line integrated services is 3.19% and covers the following:

•	dominant providers of local network services and long-distance network services in Type I service

•	tariffs of the following:

•	the monthly fee for fixed-line broadband access services (excluding FTTH, FTTB, ADSL, and the services which downlink and uplink speeds both over 100 Mbps)

•	the set constant to be applied to the tariff adjustment for the fixed line integrated services is 5.1749% and covers the following:

•	dominant providers of local network services and long-distance network services in Type I service

•	tariffs of the following:

•	wholesale prices of the following:

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between internet service providers and their customers

•	the monthly fee for leased lines services (including local and domestic long distance leased lines) between an internet service provider and another internet service provider

•	the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and another Type 1 telecommunication service provider; the monthly fee for the interconnection (including local and domestic long distance lines) between a Type 1 telecommunication service provider and a Type 2 telecommunication service provider who provides simple resale and network telephone service of E.164 user numbers

•	the monthly fee for other local and domestic long distance leased lines

•	the interconnection fee for internet bandwidth interconnection

•	the set constant to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan, no increase in tariffs is allowed.

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

On October 30, 2013, NCC completed the bidding process for the spectrum to provide 4G mobile broadband services and a total of 270MHz of FDD spectrum over 700MHz, 900MHz, and 1800MHz frequency bands have been assigned to six nominated bidders, including us, and the licenses will expire in December 2030. The spectrum for 4G mobile broadband services was released adhering to the principle of technological neutrality. Mobile broadband services can be offered by HetNet, including the 4G network and the 2G network under this technology-neutral spectrum. On December 7, 2015, the NCC completed a second round of bidding on 4G mobile broadband spectrum. A total of 190 MHz spectrum of the 2500 MHz and 2600 MHz frequency bands were assigned to four nominated bidders, Far EasTone, T-Star, APTG and us, and the licenses will expire in December 2033.

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

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a 3G mobile services provider, a WiMax service operator and a mobile broadband services provider, is required to provide its customers with equal access to the domestic and international long distance telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. When a customer makes a call using call-by-call selection, such customer has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. The pre-selection function allows any customer to select in advance a long distance or international service provider of his or her choice. When such customer makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such customer.

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

Administrative Fee Law and Public Road Law

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

In addition, legislators proposed to amend Article 72 of the Public Road Law. The draft of amendment includes stipulations that manhole and hand-hole covers shall be level with the pavement after establishment or repair. The difference shall be no more than 0.6 centimeters high, within a radius of three meters. Moreover, the anti-slip test value in wet conditions shall be no less than 60 BPN, British Pendulum Test value. Such new stipulations might result in an increase in our operational costs. The amendment is currently reviewed by the Legislative Yuan, and there is no clear indication as to when the amendment will be adopted, if at all.

Personal Data Protection

Under the Personal Information Protection Act, or PIPA, every individuals or governmental or non-governmental agencies, including us, should be subject to certain requirements and restrictions for collecting, processing or using personal data. The definition of “personal data” is extended to cover a broad scope, including name, birthday, ID, special features, fingerprints, marriage status, family, education, occupation, medical records, medical history, generic information, sex life, health examination report, criminal records, contact information, financial status, social activities, and any other data which is sufficient to directly or indirectly identify a specific person. If we fail to comply with the PIPA, we may be subject to serious punishment for civil claims, criminal offenses and administrative liabilities: the ceiling of the aggregate compensation amount for damages payable in a single case will be up to NT$200 million or the actual value of loss arising from our violation provided the amount of actual value of such loss is higher than NT$200 million; the defendant may be subject to an imprisonment of up to five years; and the penalty for administrative liabilities will be up to NT$500,000 for each violation, and may be imposed consecutively if such violation continues.

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

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2017.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2016 have been translated into U.S. dollar amounts using US$1.00=NT$32.40, set forth in the statistical release of the Federal Reserve Board on December 30, 2016. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

Changes in our revenue composition and sources of revenue growth

Our domestic fixed communications business revenues are derived primarily from the provision of local, domestic long distance, broadband access, leased line service, MOD, and other domestic services including ICT, cloud services, corporate solution services, billing handling services and the leasing of real estate properties. In addition, we also derive fixed-line revenues from providing interconnection services to other carriers. Our revenues from mobile communications business are principally derived from the provision of mobile services, sales of mobile handsets, tablets and data cards and other mobile services. Our revenues from internet business are generated principally from HiNet internet service, data communication services, internet VAS, internet data center, and other internet services including ICT and cloud services. Our revenues from international fixed communications business are derived primarily from international long distance, international leased line, international data services, satellite services, and other international services. Our other revenues are principally derived from non-telecom services.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2014	2015	2016
Revenues:
Domestic fixed communications business	31.8%	31.3%	31.6%
Mobile communications business	48.8	49.6	48.2
Internet business	11.5	11.1	12.2
International fixed communications business	6.8	6.7	6.3
Others	1.1	1.3	1.7

Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last three years. We derive domestic fixed communications from the provision of FTTx and ADSL access services that provides customers with data access lines. The percentage of total revenues derived from domestic fixed communication decreased in 2015 mainly due to the decline of domestic long distance and local call service revenue because of mobile and VoIP substitution, and reductions in tariffs for FTTx and ADSL services. The percentage increased in 2016 mainly attributable to the increase in ICT revenues, which was partially offset by the decline in domestic long distance and local call service revenue. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business made a major contribution to our revenues over the last three years. We have experienced an increase in revenues in 2015 generated by our mobile VAS due to the raise in mobile internet subscribers. In 2016, the percentage of total revenues derived from mobile communications business decreased mainly due to the decline in voice revenue and revenue from our sales of mobile handsets, tablets and data cards, which was partially offset by the increase in mobile VAS revenue. We believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of data communication services, application VAS and services provided to the government. The percentage of revenues from internet services within total revenues decreased from 2014 to 2015, mainly due to the decrease in revenue generated from information services of the land administration system that we established for the Land Administration Department of local governments, and the decrease was primarily affected by the downturn in the property market. In 2016, the percentage of revenues from internet services within total revenues increased mainly due to the increase in revenues generated from services such as IDC, cloud computing, information security and IoT, and some increases in revenues driven by the growth in HiNet and HiLink services.

We derived our international fixed communications revenues mainly from international long distance telephone services and international ICT services. Revenues from our international fixed communications business as a percentage of our total revenues decreased from 2014 to 2016, because our international long distance telephone services revenue continued to decline due to VoIP substitution.

Our other revenues increased from 2014 to 2016, and the increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

On February 7, 2013, the NCC announced a plan for tariff reductions in wholesale tariffs for IP peering and domestic leased line services, and in monthly fees for fixed-line broadband access services (excluding FTTH and FTTB) over a period of four years starting on April 1, 2013, which was subject to a reduction by ΔCPI—5.1749%, where ΔCPI is the year-over-year change of the consumer price index of previous year released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan. While mobile tariffs were not regulated in this round, according to the revised Administrative Rules for Network Interconnection, the mobile interconnection fees were reduced from the current NT$2.15 per minute to NT$1.15 per minute, over the period of four years starting from January 5, 2013. On March 8, 2017, the NCC announced a new plan for tariff reductions effective from April 1 2017 to March 31, 2020. The reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ΔCPI—5.1749%, and to the monthly fees for fixed-line broadband access services (excluding FTTH, FTTB, ADSL, and the services which downlink and uplink speeds both over 100 Mbps), which was subject to a reduction by ΔCPI—3.19%. The ΔCPI for 2016 that was used for the tariff reduction starting from April 1, 2017 was 1.40%. In response to the tariff reduction plan announced by the NCC and to further support the government’s policy with respect to the development of digital economy, we voluntarily adopted a more aggressive tariff reduction rate for our IP peering service. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

Besides mandatory tariff reduction mentioned above, we, from time to time, voluntarily implemented tariff adjustments in our broadband and mobile businesses in the past few years to consolidate our market share.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. Constructing fiber networks in new buildings and areas with demand for 500 Mbps and 1 Gbps is our priority. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2014, 2015 and 2016, personnel expenses represented 25.5%, 26.1% and 26.4% of our total operating costs and expenses, respectively, and pension costs represented 1.9%, 1.9% and 1.9% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2014		2015		2016
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	24.9	13.6%	25.5	14.1%	26.0	14.3%
Insurance	2.6	1.4	2.6	1.4	2.7	1.5
Pension	3.4	1.9	3.4	1.9	3.4	1.9
Other(1)	15.7	8.6	15.8	8.7	15.7	8.7

Total personnel expenses	46.6	25.5%	47.3	26.1%	47.8	26.4%

Total operating costs and expenses	182.4	100.0%	181.3	100.0%	181.4	100.0%

(1)	Includes employees’ bonus or compensation.

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

In 1997, the Income Tax Act of the ROC was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, after-tax earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year are assessed with a 10% unappropriated earnings tax. See “Item 10. Additional Information—E. Taxation—ROC Taxation—Dividends.” Under IFRSs, the 10% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. In 2014, due to the reversal of the 10% unappropriated earnings tax accrued in 2013, which was much lower than that accrued in 2014, net unappropriated earnings tax accrued in 2014 was higher than that accrued in 2015, and our effective tax rate decreased from 19.3% in 2014 to 17.5% in 2015 as a result. In 2016, due to the reversal of the 10% unappropriated earnings tax accrued in 2015, which was much higher than that accrued in 2016, net unappropriated earnings tax accrued in 2016 was lower than that accrued in 2015. As a result, our effective tax rate decreased from 17.5% in 2015 to 15.8% in 2016.

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

Our consolidated financial statements prepared under Taiwan IFRSs have not been included in this annual report and do not form a part of this annual report.

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

Where we enter into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products or services. Relative fair values are based on the selling prices of handsets on a standalone basis and the monthly fees provided in the subscription contracts.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Our project agreements are mainly to provide one or more equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. We consider the following factors to determine whether we are a principal of the transaction: whether we are the primary obligation provider of the agreements, our exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether we are a principal or an agent will affect the amount of revenue recognized by us. Only when we are acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

Dividend income from investments is recognized when the stockholder’s right to receive payment has been established, under the premises when it is probable that the economic benefits related to the transactions will flow to us and that the revenue can be reasonably measured.

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

Control over Subsidiaries

Some entities are our subsidiaries although we only own less than 50% ownership interest in these entities. After considering our absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between us and other investors, potential voting interests and the written agreement between stockholders, the management concluded that we have a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore we have control over these entities.

Investments in Unconsolidated Companies

An associate is an entity over which we have significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby we and other parties that have joint control of the arrangement and have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or joint venture is initially recognized at cost and adjusted thereafter to recognize our share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received.

When we reduce our ownership interest in an associate or a joint venture but we continue to use the equity method, we reclassify to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

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

The process of assessing whether a particular investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the recoverable amounts in consideration of the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of non-foreign private issuers, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the carrying value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2014, 2015 and 2016, we recognized impairment losses of NT$23 million, NT$107 million and NT$577 million (US$17.8 million), respectively, for the investments classified as AFS financial assets.

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

In 2014, 2015 and 2016, we determined that some of our telecommunications equipment and miscellaneous equipment were impaired and recognized an impairment loss of NT$64 thousand, NT$138 million and NT$596 million (US$18.4 million) respectively.

In 2015 and 2016, we determined that some of our investment properties’ recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount and recognized reversals of impairment loss of NT$142 million and NT$148 million (US$4.6 million), respectively.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$
	(in billions)
Revenues:
Domestic Fixed Communications	72.1	72.5	72.8	2.3
Mobile communications	110.7	114.9	110.8	3.4
Internet	26.0	25.8	28.1	0.9
International fixed communications	15.3	15.5	14.4	0.4
Others	2.5	3.1	3.9	0.1

Total revenues	226.6	231.8	230.0	7.1

Operating costs	148.4	148.1	147.6	4.6

Operating expenses:
Marketing	26.1	25.1	25.5	0.8
General and administrative	4.4	4.5	4.5	0.1
Research and development	3.5	3.6	3.8	0.1

Total operating expenses	34.0	33.2	33.8	1.0

Other income and expenses	0.6	(0.1)	(0.5)	(0.0)

Income from operations	44.8	50.4	48.1	1.5
Non-operating income and expenses	1.8	1.6	1.3	0.0

Income before income tax	46.6	52.0	49.4	1.5
Income tax expense	9.0	9.1	7.8	0.2

Consolidated net income	37.6	42.9	41.6	1.3

Attributable to:
Stockholders of the parent	37.0	42.1	40.5	1.3
Noncontrolling interests	0.6	0.8	1.1	0.0

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2014	2015	2016
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	31.8%	31.3%	31.6%
Mobile communications	48.8	49.6	48.2
Internet	11.5	11.1	12.2
International fixed communications	6.8	6.7	6.3
Others	1.1	1.3	1.7

Total revenues	100.0%	100.0%	100.0%

Operating costs	65.5%	63.9%	64.2%

Operating expenses:
Marketing	11.5	10.8	11.1
General and administrative	2.0	1.9	2.0
Research and development	1.5	1.6	1.6

Total operating expenses	15.0	14.3	14.7

Other income and expenses	0.3	(0.1)	(0.2)

Income from operations	19.8	21.7	20.9
Non-operating income and expenses	0.8	0.7	0.6

Income before income tax	20.6	22.4	21.5
Income tax expense	4.0	3.9	3.4

Consolidated net income	16.6%	18.5%	18.1%

Attributable to:
Stockholders of the parent	16.3%	18.2%	17.6%
Noncontrolling interests	0.3%	0.3%	0.5%

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2016 compared with the year ended December 31, 2015

Revenues

Our revenues decreased by 0.8% from NT$231.8 billion in 2015 to NT$230.0 billion (US$7.1 billion) in 2016. This decrease was primarily due to the decrease in revenues generated from mobile communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.3% and 31.6% of our revenues in 2015 and 2016, respectively. Our domestic fixed-line revenues increased by 0.3% from NT$72.5 billion in 2015 to NT$72.8 billion (US$2.3 billion) in 2016 primarily due to growth in ICT revenues generated by enterprises and government, which was partially offset by a decrease in local and domestic long distance telephone revenues.

Local telephone services. Our local telephone revenues decreased from NT$33.6 billion in 2015 to NT$31.6 billion (US$1.0 billion) in 2016 with a 9.8% decline in traffic volume from 10.5 billion minutes in 2015 to 9.5 billion minutes in 2016. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to mobile and internet telephone services. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 7.6% from NT$3.1 billion in 2015 to NT$2.9 billion (US$0.1 billion) in 2016. This decrease was mainly due to the traffic migration to mobile services and the increased use of VoIP applications.

Broadband access. The number of our FTTx customers increased from approximately 3.4 million in 2015 to approximately 3.5 million in 2016. The number of our ADSL customers decreased from 1.1 million in 2015 to approximately 1.0 million in 2016 due to the customers’ migration to our FTTx services. Revenues generated from broadband access slightly decreased from NT$19.3 billion in 2015 to NT$19.0 billion (US$0.6 billion) in 2016, mainly due to increased competition in the market and the mandatory tariff reduction.

Domestic leased line. Our tariffs for overall leased line services continued to decrease due to competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high speed broadband services. Revenues generated from domestic leased line services decreased from NT$4.4 billion in 2015 to NT$4.3 billion (US$0.1 billion) in 2016.

MOD. Revenues generated from our MOD services decreased by 5.5% from NT$2.5 billion in 2015 to NT$2.4 billion (US$72.7 million) in 2016. This decrease was due to the adjustment of our cooperation schemes with channel providers started from third quarter in 2015. The new schemes bring down our operating expenses while also impacting our revenues at the same time. We expect this structural change to enhance our IPTV margins in the mid-to-long term.

Domestic ICT and other services. Other revenues increased by 30.5% from NT$9.6 billion in 2015 to NT$12.6 billion (US$0.4 billion) in 2016. This increase was mainly due to the increased revenue from ICT projects.

Mobile communications

Revenues from our mobile communications business segment accounted for 49.6% and 48.2% of our revenues in 2015 and 2016, respectively. Revenues from our mobile communications business segment decreased by 3.5% from NT$114.9 billion in 2015 to NT$110.8 billion (US$3.4 billion) in 2016. This decrease was due to the decline in mobile voice telecommunication revenues and sales of mobile handsets, tablets and data cards and was offset by growth in mobile VAS revenues. The decrease in mobile voice telecommunication traffic was mainly due to migration to free VoIP applications.

Mobile services. Revenues from our mobile services accounted for 34.9% and 34.2% of our revenues in 2015 and 2016, respectively. Revenues from our mobile services decreased by 2.6% from NT$80.9 billion in 2015 to NT$78.8 billion (US$2.4 billion) in 2016 due to a decrease in mobile voice telecommunication revenues from NT$41.3 billion in 2015 to NT$37.3 billion (US$1.2 billion) in 2016, which was partially offset by the growth in mobile VAS revenues.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 14.3% and 13.4% of our revenues in 2015 and 2016, respectively. Revenues from our sales of mobile handsets, tablets and data cards decreased by 7.0% from NT$33.2 billion in 2015 to NT$30.8 billion (US$1.0 billion) in 2016. This decrease was primarily due to lower sales of smartphones and tablets, as a result of the overall decrease in sales of smart devices in the entire market in Taiwan.

Internet

Revenues from internet business accounted for 11.1% and 12.2% of our revenues in 2015 and 2016, respectively. Revenues from our internet services increased by 9.0% from NT$25.8 billion in 2015 to NT$28.1 billion (US$0.9 billion) in 2016 mainly due to the increase in revenues generated from services such as IDC, cloud computing, information security and IoT.

International fixed communications

International fixed communications revenues accounted for 6.7% and 6.3% of our revenues in 2015 and 2016, respectively. Our international fixed communications revenues decreased by 6.6% from NT$15.5 billion in 2015 to NT$14.4 billion (US$0.4 billion) in 2016. This decrease was mainly due to the decrease in revenues generated from international long distance telephone service.

International long distance telephone services. Our international long distance telephone revenues decreased by 8.5% from NT$9.6 billion in 2015 to NT$8.8 billion (US$0.3 billion) in 2016 due to the migration to VoIP-based international long distance service providers and free VoIP applications.

International ICT and other services. Our international ICT and other revenues increased by 12.2% from NT$1.6 billion in 2015 to NT$1.7 billion (US$53.8 million) in 2016. The main reason for the revenue growth in 2016 is that we provide overseas ICT service for multinational enterprises and our customers benefit from our one stop shopping service for total solutions to overseas business sites.

Others

Other revenues accounted for 1.3% and 1.7% of our revenues in 2015 and 2016, respectively. Our other revenues increased by 23.1% from NT$3.1 billion in 2015 to NT$3.9 billion (US$0.1 billion) in 2016. The increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Operating Costs

Our operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs decreased by 0.4% from NT$148.1 billion in 2015 to NT$147.6 billion (US$4.6 billion) in 2016. This decrease was primarily due to a decrease of NT$1.8 billion (US$0.1 billion) in interconnection and service expenses, and a decrease of NT$1.5 billion (US$45.6 million) in cost of goods sold. The decrease was partially offset by an increase of NT$2.8 billion (US$0.1 billion) in ICT costs.

Operating Expenses

Our operating expenses increased by 1.9% from NT$33.2 billion in 2015 to NT$33.8 billion (US$1.0 billion) in 2016. This increase was primarily due to an increase in marketing expenses.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, increased by 1.8% from NT$25.1 billion in 2015 to NT$25.5 (US$0.8 billion) billion in 2016. This increase was primarily due to increases of provision for bad debt and personnel expenses. The increase was partially offset by a decrease of outsourcing expenses.

General and administrative

Our general and administrative expenses remained stable at NT$4.5 billion (US$0.1 billion) in 2015 and 2016.

Research and development

Our research and development expenses increased by 4.6% from NT$3.6 billion in 2015 to NT$3.8 billion (US$0.1 billion) in 2016. This increase was primarily due to an increase in personnel expenses. In 2015 and 2016, we did not capitalize any research and development expenses as intangible assets because there were no research and development expenses related to development or the development phase of an internal project in 2015 and 2016.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2016
Operating costs and expenses	70.3	99.1	22.1	16.0	10.6	(36.7)	181.4
Depreciation and amortization	16.4	10.6	3.6	1.5	0.4	—	32.5
For the year ended December 31, 2015
Operating costs and expenses	71.0	98.9	20.6	16.5	9.2	(34.9)	181.3
Depreciation and amortization	17.5	10.4	3.6	1.5	0.4	—	33.4

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 0.9% from NT$71.0 billion in 2015 to NT$70.3 billion (US$2.2 billion) in 2016, primarily due to a decrease of NT$1.5 billion (US$44.8 million) in interconnection costs, a decrease of NT$1.1 billion (US$33.3 million) in depreciation and amortization expenses, and a decrease of NT$0.5 billion (US$15.4 million) in personnel expenses. The decrease in our operating costs and expenses was partially offset by an increase of NT$2.6 billion (US$0.1 billion) in ICT costs.

Mobile communications

Our mobile communications operating costs and expenses increased by 0.2% from NT$98.9 billion in 2015 to NT$99.1 (US$3.1 billion) billion in 2016. This increase was primarily due to an increase of NT$1.6 billion (US$49.4 million) in intersegment leased line expenses, an increase of NT$0.5 billion (US$14.2 million) in marketing expenses, an increase of NT$0.2 billion (US$5.6 million) in depreciation and amortization expenses, an increase of NT$0.2 billion in intersegment internet VAS expenses (US$5.2 million), an increase of NT$0.2 billion (US$5.2 million) in maintenance expenses, and an increase of NT$0.2 billion (US$4.6 million) in rental expenses. The increase in our operating costs and expenses was partially offset by a decrease of NT$1.5 billion (US$46.6 million) in cost of goods sold from our subsidiary, Senao, and a decrease of NT$1.1 billion (US$33.0 million) in interconnection expenses.

Internet

Our internet operating costs and expenses increased by 7.5% from NT$20.6 billion in 2015 to NT$22.1 billion (US$0.7 billion) in 2016. This increase was primarily due to an increase of NT$0.6 billion (US$17.9 million) in ICT costs, an increase of NT$0.4 billion (US$12.0 million) in maintenance and rental expenses, an increase of NT$0.3 billion (US$8.6 million) in costs of award credits and an increase of NT$0.1 billion (US$3.1 million) in leased line expenses.

International fixed communications

Our international fixed communications costs and expenses decreased by 2.8% from NT$16.5 billion in 2015 to NT$16.0 billion (US$0.5 billion) in 2016. The decrease was primarily due to a decrease of NT$0.3 billion (US$8.6 million) in intersegment interconnection costs, a decrease of NT$0.2 billion (US$6.8 million) in international settlement expenses, and a decrease of NT$0.1 billion (US$2.2 million) in personnel expenses. The decrease in our operating costs and expenses was partially offset by an increase of NT$0.2 billion (US$6.5 million) in ICT costs.

Others

The costs and expenses from our other business increased by 13.8% from NT$9.2 billion in 2015 to NT$10.6 billion (US$0.3 billion) in 2016. The increase was primarily due to an increase in operating costs and expenses from our subsidiaries, Honghwa International Co., Ltd., or Honghwa, and CHPT due to the business growth of these two entities. The increase was partially offset by a decrease in intersegment cloud service expenses.

Other Income and Expenses

We recorded net other expense of NT$0.1 billion in 2015 and NT$0.5 billion (US$15.3 million) in 2016, respectively. The difference between 2015 and 2016 was primarily due to the impairment losses on some telecommunications equipment of NT$0.6 billion (US$18.4 million) in 2016.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 4.5% from NT$50.4 billion in 2015 to NT$48.1 billion (US$1.5 billion) in 2016. Our operating margin decreased from 21.7% in 2015 to 20.9% in 2016.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2016
Revenues from external customers	72.8	110.8	28.1	14.4	3.9	—	230.0
Intersegment service revenues	22.7	2.5	4.7	2.7	4.1	(36.7)	—

	95.5	113.3	32.8	17.1	8.0	(36.7)	230.0

Segment income before income tax	25.7	13.9	10.7	1.1	(2.0)	—	49.4

For the year ended December 31, 2015
Revenues from external customers	72.5	114.9	25.8	15.5	3.1	—	231.8
Intersegment service revenues	21.4	3.5	4.7	2.1	3.2	(34.9)	—

	93.9	118.4	30.5	17.6	6.3	(34.9)	231.8

Segment income before income tax	23.3	19.4	9.9	1.1	(1.7)	—	52.0

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 10.4% from NT$23.3 billion in 2015 to NT$25.7 billion (US$0.8 billion) in 2016; segment income before tax for our mobile communications business decreased by 28.2% from NT$19.4 billion in 2015 to NT$13.9 (US$0.4 billion) billion in 2016; segment income before tax for our internet business increased by 8.2% from NT$9.9 billion in 2015 to NT$10.7 billion (US$0.3 billion) in 2016; segment income before tax for our international fixed communications business remained stable at NT$1.1 billion (US$33.9 million) in 2015 and 2016; and segment loss for our other business segments increased by 16.8% from NT$1.7 billion in 2015 to NT$2.0 billion (US$61.6 million) in 2016.

Non-operating Income and Expenses

Our non-operating income decreased from NT$1.6 billion in 2015 to NT$1.3 billion (US$40.4 million) in 2016. This decrease was primarily due to an increase in impairment losses on available-for-sale financial assets.

Income Tax

Our income tax was NT$9.1 billion and NT$7.8 billion (US$0.2 billion) in 2015 and 2016, respectively. Our effective tax rate was 17.5% in 2015 and 15.8% in 2016. The decrease in our effective tax rate from 2015 to 2016 was primarily due to a decrease in the 10% tax on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$42.1 billion and NT$40.5 billion (US$1.3 billion) in 2015 and 2016, respectively. Our net margin decreased from 18.2% in 2015 to 17.6% in 2016.

The year ended December 31, 2015 compared with the year ended December 31, 2014

Revenues

Our revenues increased by 2.3% from NT$226.6 billion in 2014 to NT$231.8 billion in 2015. This increase was primarily due to the increase in revenues generated from mobile communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.8% and 31.3% of our revenues in 2014 and 2015, respectively. Our domestic fixed-line revenues increased by 0.7% from NT$72.1 billion in 2014 to NT$72.5 billion in 2015 primarily due to growth in ICT revenues generated by enterprises and government, which was partially offset by a decrease in local and domestic long distance telephone revenues.

Local telephone services. Our local telephone revenues decreased from NT$35.6 billion in 2014 to NT$33.6 billion in 2015 with a 9.1% decline in traffic volume from 11.6 billion minutes in 2014 to 10.5 billion minutes in 2015. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to mobile and internet telephone services. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 5.7% from NT$3.3 billion in 2014 to NT$3.1 billion in 2015. This decrease was mainly due to the traffic migration to mobile services and the increased use of VoIP applications.

Broadband access. The number of our FTTx customers increased from approximately 3.1 million in 2014 to approximately 3.4 million in 2015. The number of our ADSL customers decreased from 1.4 million in 2014 to 1.1 million in 2015 due to the customers’ migration to our FTTx services. Revenues generated from broadband access slightly increased from NT$19.1 billion in 2014 to NT$19.3 billion in 2015, mainly due to our successful migration strategy mentioned above.

Domestic leased line. Our tariffs for overall leased line services have continued to decrease due to competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high speed broadband services. Revenues generated from domestic leased line services decreased from NT$4.6 billion in 2014 to NT$4.4 billion in 2015.

MOD. Revenues generated from our MOD services decreased by 3.0% from NT$2.6 billion in 2014 to NT$2.5 billion in 2015. This decrease was due to the adjustment in our cooperation schemes with channel providers. The new schemes bring down our operating expenses while also impacting our revenues at the same time. We expect this structural shift to enhance our IPTV margins in the mid-to-long term.

Others. Other revenues increased by 39.6% from NT$6.9 billion in 2014 to NT$9.6 billion in 2015. This increase was mainly due to the increased number of ICT projects generated by enterprises and government.

Mobile communications

Revenues from our mobile communications business segment accounted for 48.8% and 49.6% of our revenues in 2014 and 2015, respectively. Revenues from our mobile communications business segment increased by 3.8% from NT$110.7 billion in 2014 to NT$114.9 billion in 2015. This increase was principally due to growth in mobile VAS revenues and was partially offset by a decline in mobile voice telecommunication revenues. The decrease in mobile voice telecommunication traffic was mainly due to migration to free VoIP applications.

Mobile services. Revenues from our mobile services accounted for 34.2% and 34.9% of our revenues in 2014 and 2015, respectively. Revenues from our mobile services increased by 4.4% from NT$77.5 billion in 2014 to NT$80.9 billion in 2015 due to an increase in mobile VAS revenues from NT$34.8 billion in 2014 to NT$39.6 billion in 2015, which was partially offset by a decline in mobile voice telecommunication revenues.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 14.3% of our revenues both in 2014 and 2015. Revenues from our sales of mobile handsets, tablets and data cards increased by 2.2% from NT$32.5 billion in 2014 to NT$33.2 billion in 2015. This increase was principally due to an increase in sales of smart devices such as iPhone.

Internet

Revenues from internet business accounted for 11.5% and 11.1% of our revenues in 2014 and 2015, respectively. Revenues from our internet services decreased slightly by 0.8% from NT$26.0 billion in 2014 to NT$25.8 billion in 2015 due to a decrease in VAS revenue generated from information services of the land administration system that we established for the Land Administration Department of local governments, and the decrease was primarily affected by the downturn in the property market.

International fixed communications

International fixed communications revenues accounted for 6.8% and 6.7% of our revenues in 2014 and 2015, respectively. Our international fixed communications revenues increased by 1.0% from NT$15.3 billion in 2014 to NT$15.5 billion in 2015. This increase was mainly derived from one of our overseas subsidiaries, and from international leased line and international data services.

International long distance telephone services. Our international long distance telephone revenues decreased by 7.5% from NT$10.4 billion in 2014 to NT$9.6 billion in 2015 due to migration to VoIP-based international long distance service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 13.1% from NT$3.2 billion in 2014 to NT$3.6 billion in 2015. The increase was mainly due to our expansion to overseas markets such as Japan, Hong Kong, Singapore, Thailand and Cambodia and increased demand for our international leased line, IP Transit and VPN services.

International ICT and other services. Our international ICT and other revenues increased by 50.1% from NT$1.0 billion in 2014 to NT$1.6 billion in 2015. The increase was mainly due to increased revenues generated from the wholesale of international long distance minutes derived from one of our overseas subsidiaries, Chunghwa Telecom Singapore Pte., Ltd.

Others

Other revenues accounted for 1.1% and 1.3% of our revenues in 2014 and 2015, respectively. Our other revenues increased by 22.3% from NT$2.5 billion in 2014 to NT$3.1 billion in 2015. The increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Operating Costs

Operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs decreased by 0.2% from NT$148.4 billion in 2014 to NT$148.1 billion in 2015. This decrease was primarily due to a decrease of NT$2.8 billion in interconnection and service expenses, and a decrease of NT$1.4 billion in depreciation expenses. The decrease was partially offset by an increase of NT$2.3 billion in ICT costs, an increase of NT$1.0 billion in cost of goods sold and an increase of NT$0.8 billion in amortization expenses.

Operating Expenses

Our operating expenses decreased by 2.5% from NT$34.0 billion in 2014 to NT$33.2 billion in 2015. This decrease was primarily due to a decrease in marketing expenses.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, decreased by 4.1% from NT$26.1 billion in 2014 to NT$25.1 billion in 2015. This decrease was primarily due to a decrease of outsourcing expenses in 2015 and the voluntary retirement program implemented in 2014, which resulted in a higher pension expense in 2014.

General and administrative

Our general and administrative expenses increased by 2.3% from NT$4.4 billion in 2014 to NT$4.5 billion in 2015. This increase was primarily due to an increase in bonuses to employees.

Research and development

Our research and development expenses increased by 3.2% from NT$3.5 billion in 2014 to NT$3.6 billion in 2015. This increase was primarily due to an increase in personnel expenses for research and development. In 2014 and 2015, we did not capitalize any research and development expenses as intangible assets because there were no research and development expenses related to development or the development phase of an internal project in 2014 and 2015.

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

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 2.2% from NT$72.6 billion in 2014 to NT$71.0 billion in 2015, primarily due to a decrease of NT$2.1 billion in intersegment interconnection costs, a decrease of NT$1.1 billion in depreciation and amortization expenses, a decrease of NT$0.7 billion in personnel expenses, and a decrease of NT$0.7 billion in material expenses. The decrease in our operating costs was partially offset by an increase of NT$2.7 billion in ICT costs.

Mobile communications

Our mobile communications operating costs and expenses increased by 2.1% from NT$96.9 billion in 2014 to NT$98.9 billion in 2015. This increase was primarily due to an increase of NT$2.4 billion in leased line expenses, an increase of NT$1.0 billion in cost of goods sold, and an increase of NT$0.5 billion in depreciation and amortization expenses from 4G mobile broadband construction and license fees. The increase in our operating costs was partially offset by a decrease of NT$1.6 billion in interconnection costs.

Internet

Our internet operating costs and expenses decreased by 2.9% from NT$21.3 billion in 2014 to NT$20.6 billion in 2015. This decrease was primarily due to a decrease of NT$0.6 billion in internet VAS expenses and a decrease of NT$0.5 billion in ICT costs. The decrease in our operating costs was partially offset by an increase of NT$0.6 billion in maintenance and rental expenses.

International fixed communications

Our international fixed communications costs and expenses decreased by 5.6% from NT$17.5 billion in 2014 to NT$16.5 billion in 2015. The decrease was primarily due to a decrease of NT$0.6 billion in intersegment interconnection costs, a decrease of NT$0.3 billion in depreciation and amortization expenses, a decrease of NT$0.2 billion in personnel expenses and a decrease of NT$0.2 billion in rental expenses for international communications equipment. The decrease in our operating costs was partially offset by an increase of NT$0.5 billion in operating costs and expenses from our subsidiaries, Chunghwa Telecom Singapore Pte., Ltd, and Donghwa Telecom Co., Ltd. due to the business growth of these two entities.

Others

The costs and expenses from our other business increased by 9.4% from NT$8.5 billion in 2014 to NT$9.2 billion in 2015. The increase was primarily due to an increase in personnel expenses from our subsidiary, Honghwa. The increase was partially offset by a decrease in personnel costs and ICT costs of Chunghwa Telecom Co., Ltd.

Other Income and Expenses

We recorded net other income of NT$0.6 billion in 2014 and net other expenses of NT$0.1 billion in 2015, respectively. The difference between 2014 and 2015 was primarily due to the gain on disposal of investment properties of NT$0.6 billion in 2014 by our subsidiary, Light Era.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 12.4% from NT$44.8 billion in 2014 to NT$50.4 billion in 2015. Our operating margin increased from 19.8% in 2014 to 21.7% in 2015.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
	(in billions of NT$)
For the year ended December 31, 2015
Revenues from external customers	72.5	114.9	25.8	15.5	3.1	—	231.8

Intersegment service revenues	21.4	3.5	4.7	2.1	3.2	(34.9)

	93.9	118.4	30.5	17.6	6.3	(34.9)	231.8

Segment income before income tax	23.3	19.4	9.9	1.1	(1.7)	—	52.0

For the year ended December 31, 2014
Revenues from external customers	72.1	110.7	26.0	15.3	2.6	—	226.6

Intersegment service revenues	19.7	5.3	4.7	2.3	2.4	(34.4)

	91.8	116.0	30.7	17.6	4.9	(34.4)	226.6

Segment income before income tax	19.5	19.3	9.6	0.2	(2.0)	—	46.6

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 18.9% from NT$19.5 billion in 2014 to NT$23.3 billion in 2015; segment income before tax for our mobile communications business increased by 0.4% from NT$19.3 billion in 2014 to NT$19.4 billion in 2015; segment income before tax for our internet business increased by 3.9% from NT$9.6 billion in 2014 to NT$9.9 billion in 2015; segment income before tax for our international fixed communications business increased by 486.4% from NT$0.2 billion in 2014 to NT$1.1 billion in 2015; and segment loss for our other business segments decreased by 16.3% from NT$2.0 billion in 2014 to NT$1.7 billion in 2015.

Non-operating Income and Expenses

Our non-operating income decreased from NT$1.8 billion in 2014 to NT$1.6 billion in 2015. This decrease was primarily due to a decrease in foreign currency exchange gains and an increase in impairment losses on available-for-sale financial assets.

Income Tax

Our income tax was NT$9.0 billion and NT$9.1 billion in 2014 and 2015, respectively. Our effective tax rate was 19.3% in 2014 and 17.5% in 2015. The decrease in our effective tax rate from 2014 to 2015 was primarily due to a decrease in the accrued 10% tax on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$37.0 billion and NT$42.1 billion in 2014 and 2015, respectively. Our net margin increased from 16.3% in 2014 to 18.2% in 2015.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$
	(in billions)
Net cash provided by operating activities	71.4	76.3	65.0	2.0
Net cash used in investing activities	(27.3)	(30.4)	(21.7)	(0.7)
Net cash used in financing activities	(35.1)	(39.2)	(42.5)	(1.3)
Effect of exchange rate changes	0.0	0.0	0.0	0.0
Net increase in cash and cash equivalents	9.0	6.7	0.8	0.0
Cash and cash equivalents at end of year	23.6	30.3	31.1	1.0

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

In 2016, we generated NT$65.0 billion (US$2.0 billion) in net cash from operating activities as compared to NT$76.3 billion in 2015. The decrease was primarily due to a decrease in income from our operations, an increase in cash outflows for the contribution to the pension funds according to the minimum contribution requirement in accordance with the revised Labor Standards Law of the ROC which was effective from 2016, and an increase in cash outflows relating to income tax from operating activities.

In 2015, we generated NT$76.3 billion in net cash from operating activities as compared to NT$71.4 billion in 2014. The increase was primarily due to an increase in income from our operations, an increase in cash inflows from accounts receivables, an increase in amortization expense, and a decrease in cash outflows relating to income tax from operating activities.

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

In 2016, net cash used in investing activities was NT$21.7 billion (US$0.7 billion), a decrease from NT$30.4 billion in 2015. The change was primarily due to a one-time payment of NT$10.0 billion in 2015 for acquiring the 4G mobile broadband spectrum in the auction held by the NCC, but there was no such cash outflows in 2016.

In 2015, net cash used in investing activities was NT$30.4 billion, an increase from NT$27.3 billion in 2014. The change was primarily due to a one-time payment of NT$10.0 billion in 2015 for acquiring the 4G mobile broadband spectrum in the auction held by the NCC, which payment was partially offset by a net decrease of NT$7.5 billion for acquisition of property, plant and equipment.

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

In 2016, our net cash used in financing activities totaled NT$42.5 billion (US$1.3 billion), which mainly reflected NT$42.6 billion in dividends paid during that period.

In 2015, our net cash used in financing activities totaled NT$39.2 billion, which mainly reflected NT$37.7 billion in dividends paid during that period.

In 2014, our net cash used in financing activities totaled NT$35.1 billion, which mainly reflected NT$18.5 billion of payment of dividends during that period and NT$16.6 billion of cash distribution from our capital surplus to our stockholders.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations and some bank loans. In future years, we have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 4G mobile broadband, FTTx, service platforms, and IDC. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A.” Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2016, our primary source of liquidity was NT$31.1 billion (US$1.0 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured and secured bank loans amounted to NT$46.2 billion (US$1.4 billion) and NT$0.2 billion (US$6.2 million), respectively, as of December 31, 2016.

As of December 31, 2016, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$70.0 million (US$2.2 million) at interest rates ranging from 2.14% to 2.25%.

As of December 31, 2016, our subsidiary, Youth Co., Ltd. had short-term unsecured loans of NT$48.0 million (US$1.5 million) at interest rates ranging from 1.95% to 1.97%; and short-term secured loans of NT$20.0 million (US$0.6 million) with an interest rate at 1.98%.

As of December 31, 2016, our subsidiary Light Era had long-term secured loans in the amount of NT$1.6 billion (US$49.4 million) due in 2018 with an interest rate at 0.91%.

As part of the government’s effort to upgrade the existing telecommunications infrastructure, we and other public utility companies were required by the ROC government to contribute a total of NT$1.0 billion to a Piping Fund, administered by the Taipei City Government. This fund is used to finance various telecommunications infrastructure projects. We accounted for the contribution as other financial assets on our consolidated balance sheets.

Note 41 to our consolidated financial statements included elsewhere in this annual report provides a description of the assets that are pledged as collateral for long-term bank loans and contract deposits.

Capital Expenditures

Substantially all of our capital expenditures in 2014, 2015 and 2016 were made for operations in the ROC. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2014		2015		2016
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	16.2	50%	10.2	41%	9.9	42%
Mobile communications business	9.6	30	8.6	34	9.0	38
Internet business	4.4	14	4.8	19	2.7	12
International fixed communications business	1.5	4	1.0	4	1.1	5
Others	0.9	2	0.5	2	0.8	3

Total capital expenditures	32.6	100%	25.1	100%	23.5	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2017.

	Year Ending December 31, 2017
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	14.2	47.0%
Mobile communications business	9.4	31.1
Internet business	3.3	10.8
International fixed communications business	1.8	5.8
Others	1.6	5.3

Total capital expenditures	30.3	100.0%

We expect our total capital expenditures to be approximately NT$30.3 billion in 2017. Our capital expenditures for 2017 are planned to be allocated to our 4G LTE network deployment, FTTx network expansion, service platforms, cloud computing and IDC construction. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2014, 2015 and 2016.

Recent Accounting Pronouncements

Major differences between IFRSs and Taiwan IFRSs

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

It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2016 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2014, 2015 and 2016, our research and development expenses were NT$3.5 billion, NT$3.6 billion and NT$3.8 billion (US$0.1 billion), or approximately 1.5%, 1.6% and 1.6% of our revenues, respectively.

As of March 31, 2017, we had 2,368 researchers focusing on the following areas:

•	Convergence Services: value-add communications services, intelligent interactive technologies, location-based application technology, content convergence services, E-commerce, mobile lifestyle apps, and video convergence services;

•	IoT: intelligent IoT service platform, driving behavioral analysis solutions, intelligent manufacturing solutions, and health cloud services;

•	Information Security: identification solutions and enterprise advanced persistent threat defense solutions;

•	Big Data: big data operations, storage and analysis solutions;

•	Cloud Computing: virtual data center service solutions, integrated surveillance solutions of information and communications equipment; and

•	Intelligent Broadband: LWA solutions, site selection and resource allocation solutions for telecom cloud stations, multiband carrier aggregation technology, VoIP four-in-one loading process, and intelligent data traffic forecast.

With our consistent investment in research and development, we have developed a number of advanced network services, operation technologies and VAS which successfully support our business operations and expansion, including our FTTx deployment, security, mobile payment, smart Home, enterprise ICT solution, cloud business and operation supporting system, and various IoT services, such as ITS, iEN, intelligent video surveillance, or IVS, and the solution of industry 4.0. As of December 31, 2016, we have been granted 916 domestic patents and 64 foreign patents.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2016.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in billions of NT$)
Contractual Obligations(1)
Short-term loans	0.1	0.1	—	—	—
Long-term loans	1.6	—	1.6	—	—
Obligations related to ST-2 satellite	1.8	0.2	0.4	0.4	0.8
Operating leases(2)	9.2	2.8	3.7	1.7	1.0

Total	12.7	3.1	5.7	2.1	1.8

(1)	Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$11.2 billion (US$0.3 billion) in 2016 and expected to made pension contributions of approximately NT$2.7 billion (US$0.1 billion) in 2017. See Note 28 to our consolidated financial statements for additional details regarding our pension plan.
(2)	Operating leases obligations are described in Note 36 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2016, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$0.9 billion (US$26.9 million) and acquisition of telecommunications equipment of NT$12.3 billion (US$0.4 billion).

Foreign Exchange

Our revenues and costs and expenses are largely denominated in NT dollars. Our principal expenses denominated in foreign currencies are capital expenditures on telecommunications equipment and settlement payments for the use of networks of carriers in foreign countries for outgoing international calls. Settlement receipts have been a principal source of foreign currency for us. While future fluctuations of the NT dollar against foreign currencies could impact our financial condition and results of operations, we have not yet been materially affected in the past. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” for further details.

G. Safe Harbor

See “Forward-Looking Statements in This Annual Report May Not Be Realized.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our Articles of Incorporation provides for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of March 31, 2017. There is no family relationship among any of these persons. These directors have terms until June 23, 2019. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Yu Cheng	63	Chairman, chief executive officer and director
Chi-Mau Sheih	62	President and director
Chih-Ku Fan	63	Director
Shin-Yi Chang	59	Director
Yi-Bing Lin	56	Director
Shu-Juan Huang	52	Director
Jen-Ran Chen(1)	58	Director
Zse-Hong Tsai(1)	56	Director
Kuo-Long Wu(1)	65	Director
Lo-Yu Yen(1)	62	Director
Chin-Tsai Pan	56	Director

(1)	Independent director.

Yu Cheng is the chairman, chief executive officer and director of our company. He is also an independent director of Formosa Petrochemical Co., Ltd., Formosa Taffeta Co., Ltd. and Formosa Advanced Technologies Co., Ltd. Mr. Cheng assumed the role as a director of our company in August 2016. He was the former CEO of Contemporary Taiwan Development Foundation. He also served as the editor-in-chief of Commercial Times from 2009 to 2016, the chairman of Radio Taiwan International from 2006 to 2008, the president of Taiwan Television Enterprise Ltd. from 2002 to 2006, as well as the commissioner and vice chairman of Fair Trade Commission of Executive Yuan from 1995 to 2002. Mr. Cheng holds a MBA degree from National Chengchi University.

Chi-Mau Sheih has served as the president and director of our company since January 2017. Mr. Sheih served as a senior executive vice president of our company from 2010 to 2017, the president of Southern Taiwan Business Group from 2007 to 2010, and the president of Central Taiwan Business Group from 2006 to 2007. Mr. Sheih holds a master’s degree in Business Administration from National Taiwan University.

Chih-Ku Fan is a director of our company. Mr. Fan is also currently the deputy administrative minister of the MOTC. Mr. Fan holds a Ph.D. degree in transportation technology and management from National Chiao Tung University in Taiwan.

Shin-Yi Chang has served as a director of our company since January 2017. Mr. Chang is also currently the director of the accounting department at the MOTC. He holds a MBA degree from National Taiwan University.

Yi-Bing Lin is a director of our company. Dr. Lin is the vice chancellor of the National Chiao Tung University of the University System of Taiwan, or the UST. He holds a Ph.D. degree in Computer Science and Engineering from University of Washington in Seattle.

Shu-Juan Huang is a director of our company. Ms. Huang is also currently the director of the Department of Planning of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Ms. Huang served as our supervisor before June 25, 2013. Ms. Huang holds a bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan.

Jen-Ran Chen is currently an independent director of our company. Mr. Chen is currently the executive board director of Pixnet Digital Media Technology Co., Ltd., the largest social media in Taiwan, and has been invited to be independent director and consultant for several IT companies and research institutes. He is the co-founder and ex-CEO of Yam, the very first Chinese search engine, and former president of Chinese Television System. Mr. Chen holds a master’s degree in Sociology from National Taiwan University.

Zse-Hong Tsai is an independent director of our company. Dr. Tsai is also currently a professor of electrical engineering at the National Taiwan University. His research interest includes broadband networking, performance evaluation and telecommunication regulations. Dr. Tsai holds a Ph.D. degree and a Master of Science degree in Electrical Engineering from the University of California, Los Angeles, and a Bachelor of Science degree in Electrical Engineering from National Taiwan University.

Kuo-Long Wu is an independent director of our company. Mr. Wu is also currently the consultant of the National Information Infrastructure Enterprise Promotion Association. He was a board member of the Internet Corporation for Assigned Names and Numbers from 2010 to 2016. Mr. Wu holds a master’s degree in Computer Science from Columbia University.

Lo-Yu Yen is an independent director of our company. Mr. Yen is the co-founder and principal of AAMA Taipei Cradle Program. He is also an independent director of ANZ Bank (Taiwan). Mr. Lo worked at international accounting and consulting firms in Taiwan, USA and Mainland China for 30 years. He holds a master’s degree in Accounting from National Chengchi University. He has CPA certificates both in the ROC and the United States.

Chin-Tsai Pan is a director of our company. Mr. Pan is currently a representative of the Member’s Convention of Chunghwa Telecom Workers Union and an engineer of our Southern Taiwan Business Group. Mr. Pan graduated from Kaohsiung Industrial High School.

The following persons served as directors on our board during 2016 but are no longer serving with us due to retirement and replacement.

Lih-Shyng Tsai was the chairman, chief executive officer and director of our company from January 2014 to August 2016. Dr. Tsai was the chairman and chief executive officer of TSMC Solar Ltd. and TSMC Solid State Lighting Ltd. from 2011 to 2013, the president of TSMC’s new business department from 2009 to 2011 and the president and chief executive officer of TSMC from 2005 to 2009. Dr. Tsai holds a Ph.D. degree in Material Science and Engineering from Cornell University.

Mu-Piao Shih was the president and director of our company from June 2013 to January 2017. Mr. Shih served as a senior executive vice president of our company from August 2011 to April 2013, an executive vice president of our company and the manager of our Mobile Business Group from September 2009 to August 2011. Mr. Shih holds a master’s degree in Electronic Engineering from National Taiwan University.

Yu-Fen Hong was a director of our company from June 2013 to January 2017. Ms. Hong is currently the director of the accounting department at the Ministry of Economic Affairs. She holds a master’s degree from National Chiao Tung University in Taiwan.

Chich-Chiang Fan was a director of our company from September 9 to August 2016. Dr. Fan assumed chairmanship of Yuanta Commercial Bank Company Ltd. starting from March 2015, after his term as the chairman of Taiwan High Speed Rail Corporation from 2014 to 2015. Dr. Fan is also the chairman of Taiwan Futures Exchange starting from July 2010, after his term as the chairman of the Taiwan Depository & Clearing Corporation from 2008 to 2010. Dr. Fan received a Ph.D. degree from the University of Cambridge, United Kingdom, in 1993.

Shih-Peng Tsai was a director of our company from June 2016 to March 2017. Mr. Tsai is currently a representative of the Member’s Convention of Chunghwa Telecom Workers Union. Mr. Tsai graduated from Ta Tung Junior Technological College of Commerce.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of March 31, 2017. There is no family relationship among any of these persons.

Name	Age	Position
Bo-Yung Chen	53	Chief financial officer and senior executive vice president
Li-Show Wu	58	Senior executive vice president
Kuo-Feng Lin	61	Senior executive vice president
Shyang-Yih Chen	64	Senior executive vice president
Shui-Yi Kuo	51	Senior executive vice president
Ming-Shih Chen	61	President of business group
Hui-Min Wang	64	President of business group
Hsiu-Gu Huang	63	President of business group
Yuan-Kuang Tu	61	President of business group
Chih-Cheng Chien	56	President of business group
Hong-Chan Ma	60	President of business group

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

Li-Show Wu is a senior executive vice president. Ms. Wu served as the vice president of our Marketing Department from August 2015 to October 2016. Prior to that, she served as the vice president of Enterprise Business Group from September 2012 to August 2015, and the assistant vice president of our Marketing Department from January 2011 to September 2012. Ms. Wu holds a master’s degree in Applied Mathematics from National Chiao Tung University in Taiwan.

Kuo-Feng Lin is a senior executive vice president. He was the president of our Mobile Business Group from May 2012 to November 2016. Mr. Lin served as a deputy manager of our Mobil business group from October 2009 to May 2012. Prior to that, he served as the manager of Taipei Branch, Mobile Business Group from April 2006 to October 2009. Mr. Lin holds a bachelor’s degree in Electronic Engineering from National Taipei Institute of Technology.

Shyang-Yih Chen is a senior executive vice president of our company and he is also the president of our Telecommunication Laboratories. Mr. Chen served as the president of our Telecommunication Laboratories from August 2015 to March 2017, a senior executive vice president of our company from August 2014 to August 2015, the president of our Telecommunication Training Institute from March 2012 to August 2014, and an executive vice president of our company and the president of the Data Communication Business Group from September 2006 to March 2012. Mr. Chen holds a master’s degree in Electrical Engineering from National Taiwan University.

Shui-Yi Kuo is a senior executive vice president. Mr. Kuo was the vice president of our investment department from November 2014 to March 2017. Prior to that, he served as the president of our subsidiary Light Era from November 2013 to November 2014, and the vice president of our accounting department from March 2008 to November 2013. Mr. Kuo holds a master’s degree in Accounting from National Chengchi University.

Ming-Shih Chen is the president of our Northern Taiwan Business Group. Dr. Chen is also a director of Senao. Prior to that, Dr. Chen was the president of our International Business Group from November 2016 to March 2017. Dr. Chen served as the vice president of our Data Communications Business Group from July 2012 to November 2016, the deputy manager of our Data Communications Business Group from May 2012 to July 2012, the senior managing director of our Information Technology Department from September 2008 to May 2012, and the assistant vice president of our Information Technology Department from October 2006 to September 2008. Dr. Chen holds a Ph.D. degree in Electrical Engineering from National Tsing Hua University in Taiwan.

Hui-Min Wang is the president of our Southern Taiwan Business Group since May 2016. Prior to that, he served as a vice president of our Southern Taiwan Business Group from October 2015 to April 2016, and as the president of our subsidiary Chunghwa Telecom (China), Co., Ltd. from March 2011 to October 2015. Mr. Wang holds a master’s degree in Business Administration from Eastern New Mexico University in the United States.

Hsiu-Gu Huang is the president of our Enterprise Business Group. Mr. Huang is also a director of China Airlines Co., Ltd. He was a senior executive vice president from May 2013 to November 2016. He already served as the president of our Enterprise Business Group from September 2008 to May 2013, and an assistant vice president of our company and a deputy manager of our Enterprise Business Group from January 2007 to September 2008. Mr. Huang holds a master’s degree in Management Science from National Chiao Tung University in Taiwan.

Yuan-Kuang Tu is the president of our Mobile Business Group. Dr. Tu is also a director of Senao. Dr. Tu served as the president of Enterprise Business Group from March 2015 to November 2016, the president of Northern Taiwan Business Group from March 2012 to February 2015, the president of Chunghwa Telecom Laboratories from May 2009 to March 2012, the senior managing director of our Corporate Planning Department from May 2007 to May 2009, and the vice president of Chunghwa Telecom Laboratories from March 2006 to April 2007. Dr. Tu holds a Ph.D. degree in Electrical Engineering from National Taiwan University.

Chih-Cheng Chien is the president of our International Business Group. Prior to that, Dr. Chien was the vice president of our International Business Group from July 2012 to March 2017, the deputy manager of our International Business Group from May 2012 to July 2012, the deputy manager of our Data Communications Business Group from February 2011 to May 2012, and the senior managing director of our Customer Services Department from January 2007 to February 2011. Dr. Chien holds a Ph.D. degree in Engineering Technology from National Taiwan University of Science and Technology.

Hong-Chan Ma is the president of our Data Communications Business Group. Before being promoted to this position, Mr. Ma served as the vice president of our Marketing Department from September 2012 to August 2015, and the assistant vice president of our Marketing Department from January 2011 to September 2012. Mr. Ma holds a master’s degree in Management Science from National Chiao Tung University in Taiwan.

The following person served as our executive officer during 2016 but is no longer serving with us due to retirement and replacement.

Fu-Kuei Chung was the president of our Northern Taiwan Business Group. Mr. Chung was our senior executive vice president from August 2015 to October 2016. He previously served as the president of our Data Communications Business Group from March 2012 to August 2015, a deputy manager of our Data Communications Business Group from September 2010 to March 2012, and the senior managing director of our Corporate Planning Departing from May 2009 to August 2010. Mr. Chung holds the master’s degree in Information Management from National Taiwan University.

Ming-Ching Cheng was the president of our Northern Taiwan Business Group. Before being promoted to this position, Mr. Cheng served as a vice president of Mobile Business Group from July 2012 to February 2015. Mr. Cheng holds a bachelor’s degree in Electrical Engineering from Provincial Kaohsiung Institute of Technology.

Ming-Yuan Lee was the president of our Southern Taiwan Business Group since November 2013. Prior to that, he served as a vice president of our Southern Taiwan Business Group from July 2012 to November 2013 and as the deputy manager of our Southern Taiwan Business Group from May 2007 to July 2012. Mr. Lee holds a master’s degree in Telecommunications from National Chiao Tung University in Taiwan.

B. Compensation

The board of directors has set up a compensation committee to be responsible for drafting, approving and periodically reviewing the compensation proposals for the directors and managers. See “C. Board Practices” for a discussion of our compensation committee.

•	the chairman of our board of directors may receive a fixed monthly income of NT$342,900 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The chairman will not receive any additional compensation for his role as a director;

•	our president may receive a fixed monthly income of NT$335,280 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The president will not receive any additional compensation for his role as a director;

•	independent directors who concurrently serve in military, public office or hold teaching or administrative post may receive a fixed monthly compensation of NT$8,000, and those who do not concurrently serve in military or public office or hold teaching or administrative post may receive a monthly compensation of NT$60,000; and

•	directors who serve in military, public office or hold teaching or administrative post may receive a monthly compensation of NT$8,000, and those directors who do not serve in military and public office or hold teaching or administrative post may receive a monthly compensation of NT$30,000.

Our chairman and president to our board of directors, Yu Cheng and Chi-Mau Sheih, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2014, 2015 and 2016 was NT$152,242,029, NT$126,799,952 and NT$145,980,825 (US$4,505,581.0), respectively. The aggregate amount of compensation in 2016 includes a NT$85,103,585 (US$2,626,653.9) salary payment for directors and executive officers, a NT$12,719,821 (US$392,587.1) pension payment for executive officers, a NT$42,087,419 (US$1,298,994.4) bonus accrued for directors and a NT$6,070,000 (US$187,345.7) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$44,851,783 (US$1,384,314.3) were paid directly to the MOTC in 2016 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors and senior management for the fiscal year ended December 31, 2016 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Directors
Below NT$2,000,000	Yu Cheng(2), Chung-Yu Wang(1), Zse-Hong Tsai, Chung-Fern Wu(1), Tain-Jy Chen(1), Yun-Tsai Chou(1), Yi-Bing Lin, Yu-Fen Hong(1), Chih-Ku Fan, Chich-Chiang Fan(1), Shu-Juan Huang, Shih-Peng Tsai(1), Lo-Yu Yen, Jen-Ran Chen, Kuo-Long Wu
NT$2,000,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	Mu-Piao Shih(3)
Over NT$10,000,000	Lih-Shyng Tsai(4)
Total	17 people

(1)	This person has ceased to be a director of our company due to resignation and replacement prior to March 31, 2017.
(2)	This person started to serve as our chief executive officer in December 2016. The compensation in 2016 was paid for his service as a director of our company.
(3)	This person has ceased to be the president and director of our company due to retirement in January 2017.
(4)	This person has ceased to be the chairman, a director and chief executive officer of our company due to replacement in December 2016. The compensation was counted as salary for serving as our chief executive officer prior to the cessation and retirement pension payment.

Total Compensation	Senior Management
Below NT$2,000,000	None
NT$2,000,000 to NT$4,999,999	Li-Show Wu, Hui-Min Wang, Ming-Shih Chen
NT$5,000,000 to NT$9,999,999	Bo-Yung Chen, Chi-Mau Sheih, Hsiu-Gu Huang, Fu-Kuei Chung(4), Ming-Yuan Lee(1)(2), Kuo-Feng Lin, Yuan-Kuang Tu, Shyang-Yih Chen, Hong-Chan Ma
Over NT$10,000,000	Ming-Ching Cheng(1)(3)
Total	13 people

(1)	Including retirement pension payment.
(2)	This person has ceased to be a member of the senior management of our company due to retirement in May 2016.
(3)	This person has ceased to be a member of the senior management of our company due to retirement in November 2016.
(4)	This person has ceased to be a member of the senior management of our company due to replacement in March 2017.

We accrued NT$5,161,732 (US$159,312.7) pension expense for executive officers mentioned above in 2016. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 28 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 11 directors, including four independent directors. All of our directors were elected on June 24, 2016 for a term of three years until June 23, 2019, except for Mr. Yu Cheng, Mr. Chi-Mau Sheih, Mr. Shin-Yi Chang and Mr. Chin-Tsai Pan, as they were reassigned as a juristic-person director by MOTC prior to March 31, 2017. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Our Articles of Incorporation provides for a board of directors consisting of seven to fifteen directors, one-fifth of whom shall be expert representatives. Pursuant to the ROC Company Act, the ROC Securities and Exchange Act and Article 12-1 of our Articles of Incorporation provides for the election of, starting from the fifth commencement of the board of directors, at least three independent directors out of the 7-to-15-member board. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. We have used a nominating process, with the stockholders choosing the independent directors from the list of nominees. With respect to certain material decisions to be made by our board of directors as specified in the ROC Securities and Exchange Act, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the ROC FSC, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting.

Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual, and was comprised of three independent directors. See “Item 16G. Corporate Governance—Audit Committee.” Starting from the date of the annual general meeting in June 2013, we have established a new audit committee that replaces our supervisors and our old audit committee in accordance with Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act and our Articles of Incorporation, and as a result, we simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC. Accordingly, our audit committee is currently composed of the four independent directors, namely Zse-Hong Tsai, Mr. Kuo-Long Wu, Lo-Yu Yen and Jen-Ran Chen to be the members of the audit committee.

Under the ROC Company Act, a person may serve as our director in his personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Except for our four independent directors, all of our directors are representatives of the MOTC.

The business address of our directors and executive officers is the same as our registered address.

Our audit committee should approve and deal following matters: (i) the adoption or amendment of the internal control system pursuant to Article 14-1 of the Securities and Exchange Act; (ii) the assessment of the effectiveness of the internal control system; (iii) the adoption or amendment, pursuant to Article 36-1 of the Securities and Exchange Act, of procedures governing material financial or operational actions, such as acquisition or disposal of assets and derivatives trading, loaning of funds to others, and endorsements or guarantees for others; (iv) a matter relating to the personal interest of a director; (v) a material asset or derivatives transaction; (vi) a matter relating to significant loan, endorsement or guarantee arrangement;(vii) the offering, issuance, or private placement of any equity-related securities; (viii) the designation or dismissal of an attesting CPA, or the compensation given thereto; (ix) the appointment or discharge of a financial, accounting, or internal auditing officer; (x) annual and semi-annual financial reports; (xi) the first and third quarter financial reports; (xii) communicating with our independent auditor; (xiii) negotiating the conflicts over our financial reports between our management and independent auditor; (xiv) discussing and reporting other financial information and required disclosure under the Securities Exchange Act of 1934 with our management and independent auditor; (xv) accounting firm’s annual audit and non-audit service items; (xvi) performing one-self review each year; (xvii) evaluating the fairness and rationality of merger and acquisition transactions; and (xviii) any other material matter so required by the Company or the competent authorities. Our board of directors has concluded that Lo-Yu Yen is our audit committee financial expert.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee may be composed of five to nine directors. Currently, there are seven directors in the Committee. It is responsible for reviewing and advising on the budgets, financial forecasts, capital requirements, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting.

The Article 14-6 of ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e., FSC) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Accordingly, our compensation committee is composed of three independent directors (Zse-Hong Tsai, Lo-Yu Yen and Jen-Ran Chen) and is responsible for drafting, assessing and periodically reviewing the compensation proposals for the directors and managers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors and Audit Committee.”

In November 2003, the SEC approved changes to the NYSE’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by NYSE-listed non-foreign private issuers under the NYSE’s listing standards. See “Item 16G. Corporate Governance.” A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to non-foreign private issuers is also available on our website http://www.cht.com.tw. The information contained on our website is not a part of this annual report.

D. Employees

As of December 31, 2016, we had 32,856 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2014 to 2016 on a consolidated basis.

	2014	2015	2016
Employees
Technical	15,217	15,467	15,760
Operations	15,640	15,558	15,417
Administrative	1,739	1,709	1,679

Total	32,596	32,734	32,856

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2014 to 2016.

	2014	2015	2016
Employees
Technical	13,773	13,540	13,195
Operations	8,464	8,312	8,191
Administrative	1,298	1,289	1,268

Total	23,535	23,141	22,654

As of December 31, 2016, approximately 77.03% of our employees of Chunghwa Telecom Co., Ltd. had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2014, which resulted in a reduction of approximately 14,386 employees.

As of December 31, 2016, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 1.7% to 4.3% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2016, we distributed compensation to our employees of NT$1.9 billion (US$59.5 million).

E. Share Ownership

As of March 31, 2017, our directors and executive officers personally held an aggregate 375,335 shares of our common shares, representing around 0.005% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2017 by each of our directors and executive officers.

Name	Number	%
Yu Cheng	—	—
Chi-Mau Sheih	72,054		*
Shin-Yi Chang	—	—
Yi-Bing Lin	—	—
Jen-Ran Chen	—	—
Zse-Hong Tsai	—	—
Kuo-Long Wu	—	—
Chin-Tsai Pan	2,000		*
Shu-Juan Huang	—	—
Lo-Yu Yen	—	—
Chih-Ku Fan	—	—
Bo-Yung Chen	—	—
Li-Show Wu	32,964		*
Kuo-Feng Lin	42,771		*
Shyang-Yih Chen	78,840		*
Shui-Yi Kuo	—	—
Ming-Shih Chen	25,641		*
Hui-Min Wang	1,462		*
Hsiu-Gu Huang	18,698		*
Yuan-Kuang Tu	81,305		*
Chih-Cheng Chien	19,600		*
Hong-Chan Ma	—	—

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

Our consolidated subsidiary, Senao, is publicly traded on the TWSE and resolved to grant the stock options plan for its employees to purchase common stock of Senao. As of December 31, 2014, 2015 and 2016, participants in Senao’s stock incentive plan had outstanding stock options to purchase 9.0 million, 7.8 million and 6.6 million common shares of Senao, respectively.

In 2015, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2015 and 2016, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 2.0 million and 1.9 million common shares of CHIEF.

Our another consolidated subsidiary, CHPT, granted its employees the right to subscribe new shares reserved for employees under cash injection. See Note 34 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding CHPT’s share-based payment arrangement.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of March 31, 2017, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2014		As of March 31, 2015		As of March 31, 2016		As of March 31, 2017
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,099,602,788	39.96	3,095,559,716	39.90	3,123,092,684	40.11	3,086,749,684	39.79
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Fubon Life Assurance Co., Ltd(2)	450,471,087	5.81	449,451,087	5.79	449,451,087	5.79	389,146,087	5.02

(1)	Includes shares held through the MOTC and other government-controlled entities.
(2)	The information as of July 18, 2013, July 18, 2014, July 19, 2015 and July 23, 2016, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of March 31, 2017, 28 record holders held 29,332,729 ADSs (each representing ten common shares), which represents approximately 3.8% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Voting Rights.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contract with any of these persons for them to provide services not within his or her capacity as a director or executive officer of our company, except that two of our directors who are also our employees receive salaries from our company in their capacity as our employees.

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

On April 1, 2007, Chunghwa entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in Senao’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2016, Senao received NT$11.0 billion (US$0.3 billion) from Chunghwa. Chunghwa also sells mobile handsets and data cards to Senao. For the year ended December 31, 2016, Chunghwa sold mobile handsets and data cards to Senao that amounted to NT$0.8 billion (US$26.1 million).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$4.5 billion (US$0.1 billion) in 2016 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.4 billion (US$42.6 million) in 2016.

Chunghwa paid Taiwan International Standard Electronics approximately NT$0.8 billion (US$25.9 million) in 2016 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2012 to 2016. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2012(2)	4.63	35.9
Year ended December 31, 2013(3)	2.39	18.5
Year ended December 31, 2014	4.86	37.7
Year ended December 31, 2015	5.49	42.6
Year ended December 31, 2016(4)	4.94	38.3

(1)	Cash dividend unless otherwise indicated.
(2)	In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions from additional paid-in capital of NT$0.72 per share, which amounted to an aggregate of NT$5.6 billion.
(3)	In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions from additional paid-in capital of NT$2.14 per share, which amounted to an aggregate of NT$16.6 billion. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.”
(4)	Dividends for 2016, which are calculated based on Taiwan IFRSs, were approved by the board of directors in March 2017 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 23, 2017. The accumulated legal reserve that we had set aside in the past years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to the relevant regulations, we are not required to appropriate profits as legal reserve starting from 2016. Our payout ratio was 95.7% in 2016 after the adjustment of unappropriated earnings and the appropriation of special reserve.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares. The closing price for our common shares on the TWSE on April 18, 2017 was NT$104.00 per share.

	Closing Price Per Common Share(1)		Average Daily Trading Volume
	High	Low
	NT$	NT$	(in thousands)
2012	81.42	70.70	11,753
2013	87.57	78.59	7,498
2014	89.35	81.59	6,307
2015	100.50	87.93	8,292
First Quarter	94.86	87.93	7,366
Second Quarter	94.67	90.97	6,177
Third Quarter	99.30	92.87	11,510
Fourth Quarter	100.50	97.30	7,942
2016	118.50	93.82	11,059
First Quarter	110.50	98.20	10,744
Second Quarter	116.50	107.00	7,982
Third Quarter	118.50	110.50	11,624
Fourth Quarter	112.50	101.00	13,621
October	112.50	108.00	13,179
November	110.00	104.00	14,346
December	106.50	101.00	13,298
2017 (through April 18)	106.00	100.00	9,942
First Quarter	106.00	100.00	10,602
January	104.50	101.00	9,716
February	102.00	100.00	12,545
March	106.00	101.50	9,697
Second Quarter(through April 18)	104.50	103.50	6,182
April (through April 18)	104.50	103.50	6,182

(1)	The historical prices and volumes of our common shares traded on the TWSE have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the NYSE on April 18, 2017 was US$33.95 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS (1)		Average ADS Daily Trading Volume
	High	Low
	US$	US$	(in thousands)
2012	28.06	23.93	355
2013	29.64	26.43	206
2014	29.99	26.50	111
2015	31.58	27.66	186
First Quarter	30.58	27.66	128
Second Quarter	31.09	29.54	116
Third Quarter	31.58	29.20	284
Fourth Quarter	31.18	29.40	213
2016	37.38	28.24	262
First Quarter	34.22	29.57	257
Second Quarter	38.41	35.03	214
Third Quarter	37.38	34.64	215
Fourth Quarter	35.42	31.36	316
October	35.42	34.15	324
November	34.90	32.71	401
December	33.59	31.36	223
2017 (through April 18)	34.82	31.37	299
First Quarter	34.82	31.37	313
January	32.79	31.49	285
February	33.16	31.37	429
March	34.82	32.78	242
Second Quarter (through April 18)	34.27	33.65	216
April (through April 18)	34.27	33.65	216

(1)	The historical prices and volumes of our ADSs traded on the NYSE have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 18, 2017, a total of 28,772,429 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our Articles of Incorporation, includes (i) telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the ROC, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) engineering and operation of information software and information process service businesses, (v) apparatus and electric appliance installation and construction business, (vi) television program production, distribution and commercial business, (vii) broadcasting program distribution and commercial business, (viii) the third party payment business, (ix) water pipe construction business, (x) machinery and equipment manufacturing business, and (xi) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

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

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2016. The remainder of our outstanding shares is held by public stockholders and other investors.

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

If our board of directors decides, by resolution, to commit any act in violation of any law or our Articles of Incorporation, any of our independent directors or any stockholder who has continuously held our shares for a period of one year or longer may request our board of directors to discontinue such act. One or more stockholders who have held more than 3% of our issued and outstanding shares for over one year may send a written request to require an independent director to bring an action on our behalf against a director for losses suffered by us as a result of unlawful actions. In addition, if our stockholders’ meeting resolves to institute an action against a director, we shall, within 30 days from the date of such resolution, institute the action. In case of a lawsuit between us and a director, an independent director shall act on our behalf, unless otherwise provided by law; and our stockholders meeting may also appoint some other person to act on our behalf in a lawsuit.

According to the ROC Company Act, our board of directors owes fiduciary duty to us. Our directors are liable for the damages to be sustained by us if they breach their fiduciary duty. In addition, a director who has a personal interest in a matter to be discussed at the meeting of the board of directors, shall specify such conflict; if the conflict may cause damages to the company, the director shall abstain from voting on the matter, and shall not serve as a proxy and vote on behalf of another director.

According to our Articles of Incorporation, the remuneration and compensation of the directors shall be determined by the board of directors based on the participation and the contribution of each director in the business operation of the Company and referencing the regular standards of other corporations in the similar industry. Our Articles of Incorporation do not impose a mandatory retirement age for our directors. Furthermore, our Articles of Incorporation do not impose a shareholding qualification for each director. According to our Code of Ethics, we may not extend any loan to our directors.

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

We are not permitted to distribute dividends or make other distributions to stockholders in any year in which we do not have any net income or unappropriated earnings (excluding reserves). The ROC Company Act also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve by the resolution of our stockholders’ meeting. In addition, our Articles of Incorporation provide that at least 50% of the remaining portion of the net income, less accumulated losses, outstanding taxes, the legal reserve and any special reserve, plus accumulated retained earnings from prior years will be distributed as dividends to stockholders. Under our Articles of Incorporation, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. The actual percentage of distribution would take actual profitability of the year, capital budgeting, and status of finance into consideration, and would be executed following a resolution of shareholders’ meeting. According to the ROC Company Act amended as of May 20, 2015, earnings can no longer be distributed to employees. Rather, earnings may be distributed to shareholders, excluding employees and directors. To mitigate the impact on employees’ lost potential earnings, the amended ROC Company Act provides that the company must stipulate a specific amount or percentage of profits to be distributed to employees as compensation. The compensation may, subject to a resolution which is adopted by a majority vote at a meeting of the board of directors attended by two-third of total number of directors, be distributed to employees in way of cash or shares. In addition, a report of such distribution shall be submitted to the shareholders’ meeting. As a result, we amended our Articles of Incorporation at our annual general stockholders’ meeting on June 24, 2016. Pursuant to our current Articles of Incorporation, in annual profit-making year, we should distribute 1.7% to 4.3% of profit as employees’ compensation, and not more than 0.17% of profit should be distributed as directors’ compensation; however, if we have any accumulated losses, an amount to offset losses should be reserved in advance. The changes do not have a material impact on our financial results, because we have categorized employee bonuses as an expense instead of as distributable earnings since 2008 in accordance with a clarification letter issued by the Ministry of Economic Affairs of Taiwan for the explanation of Article 64 of the Business Accounting Law.

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

In addition, in accordance with the ROC Securities and Exchange Act, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold except in certain limited circumstances. This percentage can be increased by a resolution passed at a stockholders’ meeting, held in accordance with the Company Act and our Articles of Incorporation which would diminish the number of new shares subject to the preemptive rights of existing stockholders.

Meetings of Stockholders

Pursuant to the ROC Securities and Exchange Act, as a listed company, we must hold a general shareholders’ meeting within six months after the end of each fiscal year and may not seek any extension for such meeting accordingly to Article 36 of Securities and Exchange Act. These meetings are generally held in New Taipei City, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the outstanding common shares for more than one year. Stockholders’ meetings may also be convened by an independent director. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more of our issued and outstanding shares are entitled to submit, during the period of time prescribed by us no less than ten days, one written proposal each year for consideration at our annual general stockholders’ meeting in accordance with the ROC Company Act.

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

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a stockholders’ meeting at which the holders of more than half of all issued and outstanding common shares are present. Under the ROC Company Act, the approval by at least a majority of the common shares represented at a stockholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

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

The ROC Company Act provides that a company may adopt a nomination procedure for election of directors. We have adopted a nomination procedure for election of directors as stipulated in our Articles of Incorporation which provides that stockholders holding 1% or more of our total issued shares may submit to us a list of candidates for director, including independent director, along with relevant information and supporting documents.

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

Annual Consolidated Financial Statements

At least ten days before the annual general stockholders’ meeting, our annual consolidated financial statements prepared in accordance with Taiwan IFRSs, the business report, and the earnings distribution or losses offsetting proposal, must be available at our principal office in Taipei, Taiwan for inspection by the stockholders.

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

Substantial Stockholders and Transfer Restrictions

The ROC Securities and Exchange Act currently requires for public companies that (i) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial stockholder (i.e., a stockholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (ii) each director, supervisor, manager or substantial stockholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the TWSE or traded on the Taipei Exchange (formerly known as Gre Tai Securities Market) to the Securities and Futures Bureau of the FSC at least three days before the intended transfer, unless the number of shares to be transferred each day is no more than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the above-mentioned obligations.

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

Preemptive Rights

Distributions of statutory preemptive rights for common shares in compliance with ROC law are not subject to any ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory preemptive rights which are not evidenced by securities are subject to capital gains tax at the rate of 20% of the gains realized if the seller is a non-ROC resident regardless of whether the non-ROC resident is an individual or entity.

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

Tax Treaty

The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand, Switzerland, Luxembourg, Kiribati, Austria, Italy, Japan, Canada and Poland, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Unappropriated Earnings Tax

Under the ROC Income Tax Act, a 10% unappropriated earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The unappropriated earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, up to a maximum amount of 10% of the declared dividends may be credited against the 20% withholding tax imposed on the non-resident holders of its shares.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisor.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2016, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2016 would have increased or decreased by NT$12.1 million (US$0.4 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2016, our cash and cash equivalents amounted to NT$31.1 billion (US$1.0 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) securities denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2016 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	EUR$/NT$	2017.03	EUR$5 million/NT$167 million
Forward exchange contracts-Buy	US$/NT$	2017.01	US$2 million/NT$55 million
Forward exchange contracts-Buy	EUR$/NT$	2017.03	EUR$3 million/NT$102 million

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

The table below presents the carrying amount and unrealized gain or loss for our available-for-sale equity securities traded in an active market and with quoted market price as of December 31, 2016.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Available-for-sale equity securities
Domestic listed stocks	2,521	—	144

The total value of our listed available-for-sale equity portfolio amounted to NT$2.5 billion (US$77.8 million) as of December 31, 2016, which decreased approximately 22.3% compared with the total value of our listed equity portfolio as of December 31, 2015. This decrease was mainly due to the decreasing price of the equity securities held by us. For the year ended December 31, 2016, we recognized other-than-temporary impairment losses for listed stocks of NT$577.3 million (US$17.8 million).

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our comprehensive income for the year ended December 31, 2016 would have increased or decreased by NT$126.1 million (US$3.9 million). However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

Other Market Risk

We have made investments in corporate bonds and bank debentures issued by domestic public companies with strong industry leadership and solid profits. Industries in which we have invested include financials, utilities, technology, and so on. As of December 31, 2016, the fair value of our investments in corporate bonds and bank debentures amounted to NT$2.1 billion (US$66.2 million), all of which were classified as held-to-maturity financial assets. The fair value of these corporate bonds and bank debentures is valued using market-based observable inputs including duration, yield rate and credit rating, which are subject to fluctuation based on many factors such as prevailing market conditions. However, we do not expect the gains and losses in the values of these investments to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2016, we received US$1.1 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2016 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2016, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 25, 2017 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 25, 2017

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Lo-Yu Yen is our audit committee financial expert and independent director. See “Item 6. Directors, Senior Management and Employees —C. Board Practices.”

The SEC has indicated that the designation of Mr. Yen as the audit committee financial expert does not: (i) make Mr. Yen an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Yen that are greater than those imposed on him as a member of the audit committee and the board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, managers and employees, including our chief executive officer and chief financial officer. We have posted a copy of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at http://www.cht.com.tw/en/aboutus/companyrules.html.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	Year Ended December 31
	2015	2016
	NT$	NT$	US$
	(in millions)
Audit fees(1)	63.0	47.2	1.5
Audit-related fees(2)	—	—	—
Tax fees(3)	0.2	—	—
All other fees(4)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit related fees” involve principally the issuance of agreed upon procedures letters.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning. Services comprising the fees disclosed under the category of “Tax Fees” involve tax advice.
(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant other than the services reported in items (1) to (3) above.

All audit and non-audit services provided by Deloitte & Touche were pre-approved by our audit committee according to the revised Rule 201(c) (7) of Regulation S-X, entitled “Audit Committee Administration of the Engagement,” that served to strengthen requirements regarding auditor independence.

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

Director Independence. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a majority of independent directors on the board of directors. The ROC Securities Exchange Act requires the independent directors of a public company to comprise of no less than two persons and one-fifth of the total number of directors. We currently have four independent directors on our eleven-member board of directors. We follow the standards regulated under ROC Securities Exchange Act and by the FSC for determining director independence, which are comparable to the standards imposed by the NYSE.

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

Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices. The ROC Company Act requires that directors shall be elected by stockholders. Our Articles of Incorporation requires us, beginning in the fifth commencement, to establish at least three independent directors in the number of directors. The elections for directors shall proceed with the candidate nomination system; the stockholders shall elect the directors from among the nominees listed in the roster of director candidates. Stockholders holding 1% or more of our outstanding shares are entitled to nominate candidates of directors in written to us. The numbers of candidates nominated by stockholders shall not exceed the numbers of directors to be elected; neither the numbers of candidates nominated by the Board. Elections for independent and non-independent directors shall proceed concurrently, and the number of elected independent and non-independent directors shall be calculated separately.

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

Equity Compensation Plans. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require that equity compensation plans be approved by a company’s stockholders. Under the ROC Company Act and the ROC Securities and Exchange Act, the distribution of compensation to employees should be decided by the board of directors and reported in stockholders’ meeting. The approval of stockholders’ meeting is required for any issuances of restricted stock to employees, and the board of director has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the FSC, and to approve share buy-back programs and transfer of shares to employees under such programs. We intend to follow only the ROC requirements.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Statute of Chunghwa Telecom Co., Ltd., as last amended on November 29, 2000, which was subsequently abolished by the President of the ROC on December 24, 2014 (English translation) (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-31731) filed with the Commission on May 17, 2004).

1.2*	Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on June 24, 2016.

2.1	Form of Amended and Restated Deposit Agreement dated as of November 2007 among Chunghwa Telecom Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to Exhibit (a) to the Registrant’s Registration Statement on Form F-6 (File No. 333-147321) filed with the Commission on November 13, 2007).

8.1*	List of Subsidiaries.

11.1	Code of Ethics as approved by the board of directors on August 13, 2013 (English translation) (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31731) filed with the Commission on April 28, 2014).

11.2	Ethical Corporate Management Best Practice Principles as approved by the board of directors on August 13, 2013 (English translation) (incorporated by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31731) filed with the Commission on April 28, 2014).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ YU CHENG
Name: Yu Cheng
Title: Chairman and Chief Executive Officer

Date: April 25, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016 all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 25, 2017

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2015 and 2016

(In Millions of New Taiwan or U.S. Dollars)

		2015	2016
	Notes	NT$	NT$	US$ (Note 6)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3, 7	$30,271	$31,100	$960
Financial assets at fair value through profit or loss	3, 8	—	—	—
Hedging derivative financial assets	3, 21	1	—	—
Held-to-maturity financial assets	3, 10	1,881	2,140	66
Trade notes and accounts receivable, net	3, 4, 11	26,926	31,022	957
Receivables from related parties	40	42	14	—
Inventories	3, 4, 12, 41	8,780	7,423	229
Prepayments	13, 40	2,669	2,978	92
Other current monetary assets	14, 28	3,301	4,821	149
Other current assets	20, 32, 41	2,336	2,122	66

Total current assets		76,207	81,620	2,519

NONCURRENT ASSETS
Available-for-sale financial assets	3, 9	5,511	4,764	147
Held-to-maturity financial assets	3, 10	2,140	—	—
Investments accounted for using equity method	3, 16	2,895	2,386	74
Property, plant and equipment	3, 4, 17, 40, 41	296,399	291,170	8,987
Investment properties	3, 4, 18	7,902	8,115	250
Intangible assets	3, 4, 19	50,447	47,353	1,462
Deferred income tax assets	3, 32	2,061	2,322	72
Net defined benefit assets	3, 4, 28	11	919	28
Prepayments	13, 40	3,612	3,241	100
Other noncurrent assets	20, 41	5,586	5,025	155

Total noncurrent assets		376,564	365,295	11,275

TOTAL		$452,771	$446,915	$13,794

(Continued)

		2015	2016
	Notes	NT$	NT$	US$ (Note 6)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	22, 41	$110	$138	$4
Financial liabilities at fair value through profit or loss	3, 8	—	1	—
Hedging derivative financial liabilities	3, 21	—	1	—
Trade notes and accounts payable	24	16,301	18,810	581
Payables to related parties	40	611	762	24
Current tax liabilities	3, 32	9,171	6,522	201
Other payables	25	25,487	26,418	815
Provisions	3, 26	190	119	4
Advance receipts	27	9,567	10,059	310
Current portion of long-term loans	23, 41	8	—	—
Other current liabilities		1,501	1,330	41

Total current liabilities		62,946	64,160	1,980

NONCURRENT LIABILITIES
Long-term loans	23, 41	1,742	1,600	49
Deferred income tax liabilities	3, 32	148	1,464	45
Provisions	3, 26	58	66	2
Customers’ deposits	40	4,726	4,610	142
Net defined benefit liabilities	3, 4, 28	7,099	1,537	48
Deferred revenue	3	3,616	3,546	110
Other noncurrent liabilities		3,097	3,004	93

Total noncurrent liabilities		20,486	15,827	489

Total liabilities		83,432	79,987	2,469

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,394
Additional paid-in capital		146,733	147,180	4,543
Retained earnings
Legal reserve		77,574	77,574	2,394
Special reserve		2,676	2,676	83
Unappropriated earnings		59,448	55,657	1,718

Total retained earnings		139,698	135,907	4,195

Other adjustments		269	(5)	—

Total equity attributable to stockholders of the parent	15, 29	364,274	360,656	11,132
NONCONTROLLING INTERESTS	15, 29	5,065	6,272	193

Total equity		369,339	366,928	11,325

TOTAL		$452,771	$446,915	$13,794

The accompanying notes are an integral part of the consolidated financial statements.				(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2014	2015	2016
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	4, 30, 40, 43	$226,609	$231,795	$229,991	$7,099
OPERATING COSTS	12, 28, 31, 40	148,380	148,126	147,552	4,554

GROSS PROFIT		78,229	83,669	82,439	2,545

OPERATING EXPENSES
Marketing		26,145	25,071	25,516	788
General and administrative		4,414	4,515	4,537	140
Research and development		3,504	3,617	3,785	117

Total operating expenses	28, 31, 40	34,063	33,203	33,838	1,045

OTHER INCOME AND EXPENSES	17, 18, 31	631	(105)	(496)	(15)

INCOME FROM OPERATIONS		44,797	50,361	48,105	1,485

NON-OPERATING INCOME AND EXPENSES
Interest income		288	306	189	6
Other income	31, 40	587	650	1,072	33
Other gains and losses	31, 40	124	(228)	(448)	(14)
Interest expenses		(46)	(33)	(20)	(1)
Share of the profits of associates and joint ventures accounted for using equity method	16	802	897	515	16

Total non-operating income and expenses		1,755	1,592	1,308	40

INCOME BEFORE INCOME TAX		46,552	51,953	49,413	1,525
INCOME TAX EXPENSE	3, 32	8,985	9,101	7,787	240

NET INCOME		37,567	42,852	41,626	1,285

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	28	(492)	(231)	(2,043)	(63)
Share of remeasurements of defined benefit pension plans of associates and joint ventures	16	1	(25)	(44)	(2)
Income tax benefit relating to items that will not be reclassified to profit or loss	32	84	39	347	11

		(407)	(217)	(1,740)	(54)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2014	2015	2016
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$164	$24	$(170)	$(5)
Unrealized gain (loss) on available-for-sale financial assets	31	878	(645)	(144)	(5)
Cash flow hedges	21, 31	—	1	(1)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	16	4	6	(3)	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	32	3	(2)	2	—

		1,049	(616)	(316)	(10)

Total other comprehensive income (loss), net of income tax		642	(833)	(2,056)	(64)

TOTAL COMPREHENSIVE INCOME		$38,209	$42,019	$39,570	$1,221

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$36,970	$42,039	$40,485	$1,250
Noncontrolling interests		597	813	1,141	35

		$37,567	$42,852	$41,626	$1,285

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$37,594	$41,207	$38,486	$1,188
Noncontrolling interests		615	812	1,084	33

		$38,209	$42,019	$39,570	$1,221

EARNINGS PER SHARE	33
Basic		$4.77	$5.42	$5.22	$0.16

Diluted		$4.76	$5.41	$5.21	$0.16

EARNINGS PER EQUIVALENT ADS
Basic		$47.66	$54.19	$52.19	$1.61

Diluted		$47.58	$54.06	$52.11	$1.61

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
	Common stocks	Additional Paid-in Capital	Retained Earnings				Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
			Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2014	$77,574	$163,294	$74,819	$2,676	$40,075	$117,570	$6	$(150)	$—	$(144)	$358,294	$4,846	$363,140
Appropriation of 2013 earnings
Legal reserve	—	—	2,074	—	(2,074)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	144	(144)	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(18,526)	(18,526)	—	—	—	—	(18,526)	—	(18,526)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(797)	(797)
Cash distributed from additional paid-in capital	—	(16,577)	—	—	—	—	—	—	—	—	(16,577)	—	(16,577)
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	3	—	—	—	—	—	—	—	—	3	—	3
Net income for the year ended December 31, 2014	—	—	—	—	36,970	36,970	—	—	—	—	36,970	597	37,567
Other comprehensive income for the year ended December 31, 2014	—	—	—	—	(406)	(406)	140	890	—	1,030	624	18	642

Total comprehensive income for the year ended December 31, 2014	—	—	—	—	36,564	36,564	140	890	—	1,030	37,594	615	38,209

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	93	93
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—	—	—	—	—	—	5	5
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	162	162

BALANCE, DECEMBER 31, 2014	77,574	146,720	76,893	2,820	55,895	135,608	146	740	—	886	360,788	4,924	365,712

Appropriation of 2014 earnings
Legal reserve	—	—	681	—	(681)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	(144)	144	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(37,673)	(37,673)	—	—	—	—	(37,673)	—	(37,673)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(350)	(350)
Reversal of special reserve recognized from land disposal	—	—	—	—	—	—	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	27	—	—	—	—	—	—	—	—	27	18	45
Other changes in additional paid-in capital in subsidiaries	—	1	—	—	—	—	—	—	—	—	1	2	3
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2015	—	—	—	—	42,039	42,039	—	—	—	—	42,039	813	42,852
Other comprehensive income for the year ended December 31, 2015	—	—	—	—	(215)	(215)	31	(649)	1	(617)	(832)	(1)	(833)

Total comprehensive income for the year ended December 31, 2015	—	—	—	—	41,824	41,824	31	(649)	1	(617)	41,207	812	42,019

Compensation cost of employee stock options of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	36	36
Subsidiary purchased its treasury stock	—	(15)	—	—	(61)	(61)	—	—	—	—	(76)	(416)	(492)
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	39	39

BALANCE, DECEMBER 31, 2015	77,574	146,733	77,574	2,676	59,448	139,698	177	91	1	269	364,274	5,065	369,339

Appropriation of 2015 earnings
Cash dividends paid by Chunghwa	—	—	—	—	(42,551)	(42,551)	—	—	—	—	(42,551)	—	(42,551)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Partial disposal of interests in subsidiaries	—	58	—	—	—	—	—	—	—	—	58	25	83
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389	—	—	—	—	—	—	—	—	389	786	1,175
Net income for the year ended December 31, 2016	—	—	—	—	40,485	40,485	—	—	—	—	40,485	1,141	41,626
Other comprehensive loss for the year ended December 31, 2016	—	—	—	—	(1,725)	(1,725)	(131)	(142)	(1)	(274)	(1,999)	(57)	(2,056)

Total comprehensive income (loss) for the year ended December 31, 2016	—	—	—	—	38,760	38,760	(131)	(142)	(1)	(274)	38,486	1,084	39,570

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	17	17
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	5	5

BALANCE, DECEMBER 31, 2016	$77,574	$147,180	$77,574	$2,676	$55,657	$135,907	$46	$(51)	$—	$(5)	$360,656	$6,272	$366,928

BALANCE, DECEMBER 31, 2016 (IN MILLIONS OF US$—Note 6)	$2,394	$4,543	$2,394	$83	$1,718	$4,195	$1	$(1)	$—	$—	$11,132	$193	$11,325

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

(In Millions of New Taiwan or U.S. Dollars)

	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$46,552	$51,953	$49,413	$1,525
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	31,896	30,368	29,106	898
Amortization	2,218	3,080	3,379	104
Provision for doubtful accounts	326	519	941	29
Interest expenses	46	33	20	1
Interest income	(288)	(306)	(189)	(6)
Dividend income	(78)	(218)	(391)	(12)
Compensation cost of share-based payment transactions	93	36	17	1
Share of profits of associates and joint ventures accounted for using equity method	(802)	(897)	(515)	(16)
Loss (gain) on disposal of investments accounted for using equity method	7	(4)	2	—
Impairment loss on available-for-sale financial assets	23	107	577	18
Impairment loss on investments accounted for using equity method	—	8	—	—
Provision for inventory and obsolescence	288	198	192	6
Impairment loss on property, plant and equipment	—	138	596	18
Reversal of impairment loss on investment properties	—	(142)	(148)	(5)
Impairment loss on intangible assets	—	—	—	—
Gain on disposal of financial instruments	(46)	—	—	—
Loss (gain) on disposal of property, plant and equipment	(26)	109	48	1
Gain on disposal of investment properties	(605)	—	—	—
Loss on disposal of intangible assets	—	—	—	—
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(1)	—	1	—
Loss (gain) on foreign exchange, net	(164)	54	(80)	(2)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	1	—	—
Trade notes and accounts receivable	(3,617)	(1,172)	(4,613)	(142)
Receivables from related parties	(12)	39	28	1
Inventories	463	(1,852)	1,166	36
Prepayments	(116)	(327)	62	2
Other current monetary assets	1,268	(357)	(242)	(7)
Other current assets	741	889	214	6
Increase (decrease) in:
Trade notes and accounts payable	2,972	(2,223)	2,497	77
Payables to related parties	(149)	203	151	5
Other payables	(1,868)	1,644	(76)	(2)
Provisions	20	(24)	(63)	(2)
Advance receipts	449	1,134	504	16
Other current liabilities	13	(112)	7	—
Deferred revenue	(303)	218	(70)	(2)
Net defined benefit plans	494	439	(8,539)	(264)

Cash generated from operations	79,794	83,536	73,995	2,284
Interest paid	(43)	(33)	(20)	(1)
Income tax paid	(8,373)	(7,178)	(9,023)	(278)

Net cash provided by operating activities	71,378	76,325	64,952	2,005

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

(In Millions of New Taiwan or U.S. Dollars)

	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$(59)	$(29)	$(53)	$(2)
Proceeds from disposal of available-for-sale financial assets	85	2	39	1
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(411)	(11,494)	(4,119)	(127)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	471	11,824	2,834	88
Acquisition of held-to-maturity financial assets	—	(1,002)	—	—
Proceeds from disposal of held-to-maturity financial assets	4,258	4,450	1,875	58
Proceeds from capital reduction of available-for-sale financial assets	84	44	37	1
Acquisition of investments accounted for using equity method	(252)	(6)	(30)	(1)
Proceeds from disposal of investments accounted for using equity method	—	16	182	6
Net cash outflow on acquisition of subsidiaries	—	(114)	—	—
Acquisition of property, plant and equipment	(32,559)	(25,084)	(23,517)	(726)
Proceeds from disposal of property, plant and equipment	150	4	44	1
Proceeds from disposal of investment properties	1,215	—	—	—
Acquisition of intangible assets	(644)	(10,380)	(282)	(9)
Acquisition of investment properties	—	—	—	—
Decrease (increase) in other noncurrent assets	(719)	72	63	2
Interest received	340	337	198	6
Cash dividends received	667	907	1,066	33

Net cash used in investing activities	(27,374)	(30,453)	(21,663)	(669)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	895	2,750	1,415	44
Repayment of short-term loans	(585)	(3,258)	(1,387)	(43)
Proceeds from long-term loans	348	—	—	—
Repayment of long-term loans	(148)	(190)	(150)	(5)
Increase in repurchase agreement collateralized by bonds	13,000	—	—	—
Decrease in repurchase agreement collateralized by bonds	(13,000)	—	—	—
Decrease in customers’ deposits	(69)	(37)	(294)	(9)
Increase (decrease) in other noncurrent liabilities	181	12	(104)	(3)
Cash dividends and cash distributed from additional paid-in capital	(35,103)	(37,673)	(42,551)	(1,313)
Partial disposal of interests in subsidiaries without losing control	—	45	83	3
Cash dividends distributed to noncontrolling interests	(797)	(350)	(710)	(22)
Change in other noncontrolling interests	162	(485)	1,180	36

Net cash used in financing activities	(35,116)	(39,186)	(42,518)	(1,312)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014, 2015 and 2016

(In Millions of New Taiwan or U.S. Dollars)

	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 6)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$87	$25	$58	$2

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,975	6,711	829	26
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	14,585	23,560	30,271	934

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$23,560	$30,271	$31,100	$960

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

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

The consolidated financial statements were authorized for issue by the management on April 17, 2017.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board (collectively, “IFRSs”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values.

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

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries).

Income and expenses of subsidiaries acquired during the period are included in the consolidated statements of comprehensive income from the acquisition date.

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

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2015	2016	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	29	29	1)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100

					(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2015	2016	Note
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, sales agent of mobile phone plan application and other business services	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	—	75	2)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	13)
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	89
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	4)
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	3)
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	3)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	5)
Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100

					(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2015	2016	Note
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd. (“CEI”)	E-book publishing and copyright negotiation of digital music	100	—	6)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	46	41	7)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	—	8)
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self- production products	100	100	9)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	—	10)
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	100	100	14)
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100

					(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2015	2016	Note
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75	11)
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Providing intelligent buildings and smart home services	51	—	12)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100

					(Concluded)

1)	Chunghwa owns approximately 29% equity shares of SENAO and had originally four out of seven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. In order to comply with the local regulations, SENAO increased two seats of independent directors in June 2016; therefore, total seats of its Board of Directors increased to nine and Chunghwa continues to hold four out of nine seats of the Board of Directors. As Chunghwa remains the control over SENAO’s relevant activities, the accounts of SENAO are included in the consolidated financial statements. The Company’s equity ownership of SENAO increased to 29.31% due to SENAO’s purchase of its treasury stock in June and July 2015.
2)	Chunghwa invested 75% equity shares of CLPT in July 2016. CLPT mainly engages in production and sale of electronic components and finished products.
3)	SENAO acquired 70% equity shares of Youth in September 2015. SENAO participated in Youth’s cash capital increase in December 2015; therefore, the ownership interests of Youth increased to 89.48%. Youyi and ISPOT are 100% owned subsidiaries of Youth.
4)	SENAO established a 100% owned subsidiary of Aval in October 2015. Aval mainly engages in sale of information and communication technologies products.
5)	CHIEF invested 49% equity shares of SCT in August 2015. Based on the written agreement between the stockholders, CHIEF has two out of three seats of the Board of Directors of SCT. Therefore, CHIEF has control over SCT and the accounts of SCT are included in the consolidated financial statements.
6)	CEI’s liquidation was completed in August 2016 and SHE received the proceeds from the liquidation.
7)	CHI disposed of some shares of CHPT in January 2015 and March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016. Therefore, its ownership interest in CHPT decreased to 40.79%. However, considering the Company’s absolute size, the relative size and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

8)	CIHC’s dissolution was approved in August 2016 and the liquidation was completed in September 2016. CHI received the proceeds from the liquidation.
9)	GNSS (Shanghai) was approved to end its business and dissolve. The liquidation of GNSS (Shanghai) is still in progress.
10)	COI completed its liquidation in July 2016 and CIHC received the proceeds from the liquidation.
11)	JZIT was approved to end and dissolve its business in May 2016. The liquidation of JZIT is still in process.
12)	HXIT’s dissolution was approved by local regulator in March 2016. HXIT completed its liquidation and annulled its company registration in May 2016. CHC received the proceeds from the liquidation.
13)	New Prospect was approved to dissolve its business in April 2017. The liquidation of New Prospect is still in process.
14)	SEITS was approved to end and dissolve its business in March 2017. The liquidation of SEITS is still in process.
15)	Chunghwa invested 100% equity shares of Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”) in March 2017.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2016:

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

Chunghwa use New Taiwan dollars (NT$) as the functional currency. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries and associates in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

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

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables as the effect of discounting is immaterial.

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

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims and trade-in right are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims and trade-in right are recognized as operating cost and the reduction of revenue, respectively, in the period in which the goods are sold.

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

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the stockholder’s right to receive payment has been established under the premises when it is probable that the economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits related to the transactions will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

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

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, which are described in Note 3, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation and uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Revenue recognition

The Company’s project agreements are mainly to provide one or more equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

b.	Impairment of trade notes and accounts receivable

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

c.	Provision for inventory valuation and obsolescence

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

d.	Impairment of tangible and intangible assets

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

e.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies—Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

f.	Recognition and measurement of defined benefit plans

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

g.	Control over subsidiaries

As discussed in Note 3, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

5.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2012- 2014 Cycle, Amendments to IAS 1: Disclosure Initiative, and Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization for the first time in 2016. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

New and Revised IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2014-2016 Cycle	Note 2
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2017
Amendments to IAS 40	Transfers of investment property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 2:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the Company believes the adoption of the aforementioned new and revised IFRSs will not have material impact on the Company’s consolidated financial statements.

a.	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

1)	Identify the contract with the customer;

2)	Identify the performance obligations in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligations in the contracts; and

5)	Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15 and its related amendments, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This will not change the total revenue recognized, but will change the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This will lead to the later recognition of charges for certain customer-obtaining costs.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

When IFRS 15 and its amendments become effective, entities may elect to apply this Standard and the related amendments either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application. The Company is currently evaluating these transition methods and the related impacts on the Company’s consolidated financial statements.

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

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 30, 2016, which was NT$32.40 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.	CASH AND CASH EQUIVALENTS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$333	$370
Bank deposits	7,616	7,240

	7,949	7,610

		(Continued)

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Cash equivalents (investments with maturities of less than three months)
Commercial paper	$11,914	$11,436
Negotiable certificate of deposit	7,600	10,800
Time deposits	2,808	1,254

	22,322	23,490

	$30,271	$31,100

		(Concluded)

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits as of balance sheet dates were as follows:

December 31
	2015	2016
Bank deposits	0.00%-1.10%	0.00%-0.42%
Commercial paper	0.35%-0.41%	0.32%-0.42%
Negotiable certificate of deposit	0.36%-0.45%	0.35%-0.50%
Time deposits	0.55%-3.80%	0.40%-3.30%

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$1

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Millions)
December 31, 2015
Forward exchange contracts—buy	EUR/NT$	2016.03-06	EUR18/NT$659
Forward exchange contracts—buy	US$/NT$	2016.01	US$1/NT$26

			(Continued)

	Currency	Maturity Period	Contract Amount (In Millions)
December 31, 2016
Forward exchange contracts—buy	EUR/NT$	2017.03		EUR5/NT$167
Forward exchange contracts—buy	US$/NT$	2017.01	US$	2/NT$55

				(Concluded)

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Equity securities
Domestic listed stocks	$3,243	$2,521
Domestic non-listed stocks	1,990	1,949
Foreign non-listed stocks	278	294

	$5,511	$4,764

Current	$—	$—
Noncurrent	5,511	4,764

	$5,511	$4,764

CHI evaluated and concluded its listed available-for-sale financial assets were partially impaired and recorded an impairment loss of $26 million for the year ended December 31, 2015. Chunghwa evaluated and concluded its listed available-for-sale financial assets were impaired and recorded an impairment loss of $577 million for the year ended December 31, 2016.

The fair values of the above non-listed stocks investments cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet dates.

The Company disposed non-listed available-for-sale financial assets with carrying amounts of $6 million, $2 million and $9 million for the years ended 2014, 2015 and 2016, respectively, and recognized the gains (losses) from the disposal of $1 million, $(0.4) million and $1 million for the years ended December 31, 2014, 2015 and 2016, respectively.

After the Company evaluated the financial positions and future operation results of non-listed available-for-sale financial assets, the Company concluded some of its investments that have ceased their operations were fully impaired, and recognized an impairment loss of $9 million, $77 million and nil for the years ended December 31, 2014, 2015 and 2016, respectively. In addition, some of its investments were encountering profit recession or deficit. The Company concluded the recoverable amount of such investments which represented present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset or based on the market approach using financial indicators such as PE ratios of the comparable listed companies was lower than the carrying amount. Therefore, the Company recognized impairment losses of $14 million, $4 million and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

10.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Corporate bonds	$3,871	$1,990
Bank debentures	150	150

	$4,021	$2,140

Current	$1,881	$2,140
Noncurrent	2,140	—

	$4,021	$2,140

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Corporate bonds

Par value	$3,865	$1,990

Nominal interest rate	1.18%-2.49%	1.18%-1.35%
Effective interest rate	1.15%-1.54%	1.20%-1.35%
Average remaining maturity life	1.04 years	0.34 year

Bank debentures

Par value	$150	$150

Nominal interest rate	1.25%	1.25%
Effective interest rate	1.25%	1.25%
Average remaining maturity life	1.41 years	0.41 year

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$28,260	$32,795
Less: Allowance for doubtful accounts	(1,334)	(1,773)

	$26,926	$31,022

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and receivables from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Non-overdue	$25,708	$29,596
Less than 30 days	733	1,050
31-60 days	346	348
61-90 days	241	286
91-120 days	193	198
121-180 days	121	119
More than 181 days	918	1,198

	$28,260	$32,795

The above aging analysis was based on days overdue.

At the balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of balance sheets dates was as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Less than 30 days	$128	$256
31-60 days	16	47
61-90 days	95	9
91-120 days	58	74
121-180 days	2	1
More than 181 days	20	13

	$319	$400

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2014	$221	$701	$922
Add: Provision for doubtful accounts	55	237	292
Deduct: Amounts written off	—	(165)	(165)

Balance on December 31, 2014	276	773	1,049
Add: Provision for doubtful accounts	88	392	480
Deduct: Amounts written off	—	(195)	(195)

Balance on December 31, 2015	364	970	1,334
Add: Provision for doubtful accounts	715	228	943
Deduct: Amounts written off	(274)	(230)	(504)

Balance on December 31, 2016	$805	$968	$1,773

12.	INVENTORIES

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Merchandise	$5,849	$4,136
Project in process	697	961
Work in process	100	109
Raw materials	71	143

	6,717	5,349
Land held under development	1,999	1,999
Construction in progress	64	75

	$8,780	$7,423

The operating costs related to inventories were $51,341 million, $52,666 million and $54,183 million for the years ended December 31, 2014, 2015 and 2016, respectively.

For the years ended December 31, 2014, 2015 and 2016, the valuation loss on inventories recognized as operating costs included the amounts of $288 million, $198 million and $192 million, respectively.

As of December 31, 2015 and 2016, inventories of $2,063 million and $2,074 million, respectively, were expected to be recovered for a time period longer than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on December 31, 2015 and 2016 was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

13.	PREPAYMENTS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Prepaid rents	$3,275	$2,934
Others	3,006	3,285

	$6,281	$6,219

Current
Prepaid rents	$1,033	$899
Others	1,636	2,079

	$2,669	$2,978

Noncurrent
Prepaid rents	$2,242	$2,035
Others	1,370	1,206

	$3,612	$3,241

14.	OTHER CURRENT MONETARY ASSETS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$2,286	$3,568
Others	1,015	1,253

	$3,301	$4,821

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2015	2016
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.11%-3.50%	0.11%-1.95%

15.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation and Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	Place of	December 31
Subsidiaries	Business	2015	2016
SENAO	Taiwan	71%	71%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2014	2015	2016	2015	2016
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
SENAO	$436	$551	$690	$3,942	$4,069

Individually immaterial subsidiaries with noncontrolling interests				1,123	2,203

				$5,065	$6,272

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Current assets	$7,423	$7,762

Noncurrent assets	$2,615	$2,535

Current liabilities	$4,398	$4,466

Noncurrent liabilities	$138	$155

Equity attributable to the parent	$1,560	$1,607

Noncontrolling interests	$3,942	$4,069

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Revenue	$41,753	$35,944	$34,453
Expenses	41,146	35,171	33,476

Profit for the year	$607	$773	$977

Profit attributable to the parent	$171	$222	$287
Profit attributable to the noncontrolling interests	436	551	690

Profit for the year	$607	$773	$977

Other comprehensive income attributable to the parent	$8	$(1)	$(21)
Other comprehensive income attributable to the noncontrolling interests	21	(2)	(53)

Other comprehensive income for the year	$29	$(3)	$(74)

Total comprehensive income attributable to the parent	$179	$222	$266
Total comprehensive income attributable to the noncontrolling interests	457	548	637

Total comprehensive income for the year	$636	$770	$903

Dividends paid to noncontrolling interests	$742	$274	$526

Net cash inflow from operating activities	$1,233	$1,739	$531
Net cash inflow (outflow) from investing activities	(115)	54	130
Net cash outflow from financing activities	(533)	(1,530)	(677)
Effect of exchange rate changes on cash and cash equivalents	9	11	(7)

Net cash inflow (outflow)	$594	$274	$(23)

b.	Equity transactions with noncontrolling interests

The Company’s equity ownership of CHPT decreased from 50.62% as of January 1, 2014 to 47.65% as of December 31, 2014 due to CHI did not participate the CHPT’s capital increase in August and September 2014. CHI disposed of some shares of CHPT in January 2015, and the ownership interest of CHPT decreased from 47.65% to 45.68%. The Company’s equity ownership of CHPT decreased to 40.79% as of December 31, 2016 due to CHI disposed of some shares of CHPT and did not participate the CHPT’S capital increase in March 2016.

SENAO participated in share subscription of Youth in December 2015 at a percentage different from its original ownership interest. Therefore, the ownership interest of Youth increased from 70% to 89.48%.

SENAO purchased its treasury stock in June and July 2015, and the Company’s ownership interest of SENAO increased from 28.18% to 29.31%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2014, 2015 and 2016 was as follows:

	Year Ended December 31
	2014	2015			2016
	CHI Did Not Participate in the Capital Increase of CHPT	CHI Disposed Some Shares of CHPT	SENAO Purchased Its Treasury Stock	SENAO Participated in Youth’s Share Subscription	CHI Did Not Participate in the Capital Increase of CHPT	CHI Disposed Some Shares of CHPT
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cash consideration received from (paid to) Noncontrolling interests	$162	$45	$(492)	$—	$1,175	$83
The proportionate share of the carrying amount of the net assets of the subsidiary transferred (to) from noncontrolling interests	(159)	(18)	416	(0.4)	(786)	(25)

Differences arising from equity transactions	$3	$27	$(76)	$(0.4)	$389	$58

Line items for equity transaction adjustments

Additional paid-in capital—difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$27	$—	$—	$—	$58

Additional paid-in capital—arising from changes in equities of subsidiaries	$3	$—	$(15)	$(0.4)	$389	$—

Unappropriated earnings	$—	$—	$(61)	$—	$—	$—

c.	Business combinations

1)	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$
				(In Millions)
Youth Co., Ltd. and its subsidiaries	Sale and maintenance of information and communication technologies products	September 2, 2015	70	$135

Youth and its subsidiaries were acquired in cash in order to continue the expansion of SENAO’s activities in selling telecommunications products.

2)	Assets acquired and liabilities assumed at the date of acquisition

Youth and Its Subsidiaries
NT$
(In Millions)
Current assets
Cash and cash equivalents	$21
Accounts and other receivables	10
Inventories	30
Prepayments	6
Other current assets	6
Noncurrent assets
Property, plant and equipment	36
Intangible assets	259
Refundable deposits	22
Deferred income tax assets	4
Other noncurrent assets	32
Current liabilities
Short-term loans	(54)
Trade notes payable	(9)
Accounts and other payables	(75)
Other current liabilities	(80)
Noncurrent liabilities
Long-term loans	(40)
Deferred income tax liabilities	(44)
Other noncurrent liabilities	(10)

$114

3)	Goodwill arising on acquisition

Youth and Its Subsidiaries
NT$
(In Millions)
Consideration transferred	$135
Add: Noncontrolling interest (30% of the recognized amounts of Youth and its subsidiaries’ identifiable net assets)	34
Less: Fair value of identifiable net assets acquired	(114)

Goodwill arising on acquisition	$55

Goodwill that arose in the acquisition of Youth and its subsidiaries mainly included the amount in relation to the benefit of expected synergies from integrating the businesses of Youth and its subsidiaries into the Company that operate sales and maintenance of Apple’s products for many years. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets.

Goodwill arising from business combinations is not deductible for tax purposes.

SENAO performed impairment test of goodwill arising from the above acquisition and concluded that no impairment loss was required to recognize for the years ended December 31, 2015 and 2016.

4)	Net cash outflow on acquisition of subsidiaries

Youth and Its Subsidiaries
NT$
(In Millions)
Consideration paid in cash	$135
Less: Cash and cash equivalents acquired	(21)

$114

5)	Impact of acquisitions on the results of the Company’s financial performance

The results of the acquired subsidiaries’ financial performance from the acquisition date to December 31, 2015, were as follows:

Youth and Its Subsidiaries
NT$
(In Millions)
Revenue	$188

Net loss	$18

Had these business combinations been in effect at the beginning of the annual reporting period, the Company’s pro-forma revenue and net income would have been $232,187 million and $42,774 million, respectively, for the year ended December 31, 2015. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and net income of the Company had Youth and its subsidiaries been acquired at the beginning of 2015, management calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Investments in associates	$2,668	$2,383
Investments in joint ventures	227	3

	$2,895	$2,386

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Listed

Senao Networks, Inc. (“SNI”)	$699	$680

Non-listed

ST-2 Satellite Ventures Pte. Ltd. (“STS”)	495	467
International Integrated System, Inc. (“IISI”)	297	307
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	316	275
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	338	142
Skysoft Co., Ltd. (“SKYSOFT”)	137	145
KingwayTek Technology Co., Ltd. (“KWT”)	82	84
So-net Entertainment Taiwan Limited (“So-net”)	106	111
Taiwan International Ports Logistics Corporation (“TIPL”)	69	57
Click Force Co., Ltd. (“CF”)	39	37
Alliance Digital Tech Co., Ltd. (“ADT”)	14	32
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	40	22
HopeTech Technologies Limited (“HopeTech”)	36	24
MeWorks LIMITED (HK) (“MeWorks”)	—	—

	$2,668	$2,383

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	December 31
	2015	2016
Senao Networks, Inc. (“SNI”)	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
International Integrated System, Inc. (“IISI”)	33	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Click Force Co., Ltd. (“CF”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	13	14
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	26
HopeTech Technologies Limited (“HopeTech”)	45	45
MeWorks LIMITED (HK) (“MeWorks”)	20	20

None of the above associates is considered individually material to the Company. Summarized financial information of associates that are not individually material was as follows:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profits	$823	$926	$557
The Company’s share of other comprehensive income (loss)	5	(19)	(47)

The Company’s share of total comprehensive income	$828	$907	$510

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
SNI	$3,556	$2,537

Chunghwa did not participate in the capital increase of KWT in August 2014 and November 2014 and the ownership interest decreased to 27% after the capital increase of KWT. Chunghwa sold its partial ownership interest in KWT in January 2015. The gain on disposal of KWT was $7 million and the ownership interest decreased to 26% after the disposal.

Chunghwa and Taiwan International Ports Corporation, Ltd. established TIPL in October 2014. Chunghwa invested $80 million cash and held 27% ownership interest of TIPL. TIPL engages mainly in logistics service of increasing cargo movement efficiency.

DZIM increased its capital in April 2014 and June 2014. Chunghwa participated in the capital increase of DZIM by investing $49 million in April 2014. SENAO participated in the capital increase of DZIM by investing $24 million in April 2014. As of December 31, 2016, the Company held 26% ownership interest of DZIM. DZIM engages mainly in information technology service and general advertisement service.

CHYP participated in the capital increase of CF by investing $39 million and $6 million in November 2014 and April 2015, respectively. CHYP holds 49% ownership interest of CF. CF engages mainly in advertisement services.

Chunghwa did not participate in the capital increase of ADT in April 2014 and October 2014, and the ownership interest decreased to 13% after the capital increase of ADT. Chunghwa participated in the capital increase of ADT by investing $30 million in December 2016 at a percentage different from its original ownership interest and the ownership interest of ADT increased to 14%. Chunghwa still has one out of five seats in the Board of Directors of ADT after the capital increase. Therefore, Chunghwa remains significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Sertec completed its liquidation in June 2015. CHI recognized the gain on disposal of Sertec of $1 million and received the proceeds from disposal in July 2015.

CHI disposed all ownership interest in Panda Monium Company Ltd. in September 2015.

Prime Asia participated in the capital increase of MeWorks by investing $10 million and held 20% ownership in May 2014. Based on the share of capital commitments, Prime Asia has two seats out of five seats in the Board of Directors; therefore it has significant influence over MeWorks. As the operation of MeWorks ceased, the Company concluded that this investment was fully impaired. The Company recognized an impairment loss of $8 million for the year ended December 31, 2015. MeWorks engages mainly in investment business.

The Company’s share of profit (loss) and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

			% of Ownership and
	Carrying Amount		Voting Rights
	December 31		December 31
	2015	2016	2015	2016
	NT$	NT$
	(In Millions)
Non-listed
Huada Digital Corporation (“HDD”)	$207	$—	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	20	3	50	50

	$227	$3

In March 2016, the stockholders of HDD approved that HDD should start its dissolution from March 31, 2016. Chunghwa received the proceeds from the liquidation in September 2016 and recognized the disposal loss of $0.4 million. The liquidation of HDD was completed in March 2017.

Chunghwa invested in CBO in February 2014 at $50 million cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Pte. Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce business for employees of corporate members and personal customers. In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. The liquidation of CBO is still in process.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
The Company’s share of loss	$(21)	$(29)	$(42)
The Company’s share of other comprehensive income	—	—	—

The Company’s share of total comprehensive loss	$(21)	$(29)	$(42)

The Company’s share of loss of joint ventures was recorded based on the audited financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Carrying amount
Land	$102,747	$103,872
Land improvements	372	333
Buildings	43,369	42,147
Computer equipment	3,281	2,713
Telecommunications equipment	123,167	119,195
Transportation equipment	1,065	629
Miscellaneous equipment	1,996	2,140
Construction in progress and advances related to acquisition of equipment	20,402	20,141

	$296,399	$291,170

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2014	$102,263	$1,547	$67,558	$15,996	$683,118	$3,745	$8,415	$22,853	$905,495
Additions	308	—	136	30	130	1	266	31,213	32,084
Disposal	(26)	(12)	(14)	(1,805)	(19,208)	(76)	(539)	—	(21,680)
Effect of foreign exchange differences	—	—	—	2	102	—	5	—	109
Others	229	23	(80)	1,095	30,934	154	496	(33,136)	(285)

Balance on December 31, 2014	$102,774	$1,558	$67,600	$15,318	$695,076	$3,824	$8,643	$20,930	$915,723

Accumulated depreciation and impairment
Balance on January 1, 2014	$—	$(1,104)	$(21,972)	$(11,601)	$(560,314)	$(1,672)	$(6,118)	$—	$(602,781)
Depreciation expenses	—	(53)	(1,252)	(1,473)	(27,704)	(599)	(799)	—	(31,880)
Disposal	—	12	13	1,800	19,194	76	461	—	21,556
Impairment losses	—	—	—	—	—	—	—	—	—
Effect of foreign exchange differences	—	—	—	(1)	(15)	—	(4)	—	(20)
Others	—	—	9	(33)	72	(13)	17	—	52

Balance on December 31, 2014	$—	$(1,145)	$(23,202)	$(11,308)	$(568,767)	$(2,208)	$(6,443)	$—	$(613,073)

Cost
Balance on January 1, 2015	$102,774	$1,558	$67,600	$15,318	$695,076	$3,824	$8,643	$20,930	$915,723
Additions	—	—	59	37	159	—	203	23,993	24,451
Disposal	—	—	(11)	(1,073)	(13,047)	(69)	(511)	—	(14,711)
Effect of foreign exchange differences	—	—	—	—	69	—	—	—	69
Acquisitions through business combinations	19	—	7	—	—	—	39	—	65
Others	(46)	17	135	714	23,115	60	363	(24,521)	(163)

Balance on December 31, 2015	$102,747	$1,575	$67,790	$14,996	$705,372	$3,815	$8,737	$20,402	$925,434

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2015	$—	$(1,145)	$(23,202)	$(11,308)	$(568,767)	$(2,208)	$(6,443)	$—	$(613,073)
Depreciation expenses	—	(53)	(1,269)	(1,467)	(26,291)	(599)	(671)	—	(30,350)
Disposal	—	—	10	1,061	13,033	69	425	—	14,598
Impairment losses	—	—	—	—	(138)	—	—	—	(138)
Effect of foreign exchange differences	—	—	—	—	(14)	—	—	—	(14)
Acquisitions through business combinations	—	—	(1)	—	—	—	(28)	—	(29)
Others	—	(5)	41	(1)	(28)	(12)	(24)	—	(29)

Balance on December 31, 2015	$—	$(1,203)	$(24,421)	$(11,715)	$(582,205)	$(2,750)	$(6,741)	$—	$(629,035)

Cost
Balance on January 1, 2016	$102,747	$1,575	$67,790	$14,996	$705,372	$3,815	$8,737	$20,402	$925,434
Additions	791	—	36	42	171	1	255	23,295	24,591
Disposal	(2)	(6)	(35)	(1,546)	(11,542)	(54)	(625)	—	(13,810)
Effect of foreign exchange differences	—	—	—	(3)	(35)	—	(4)	—	(42)
Others	336	12	(53)	806	21,726	104	580	(23,556)	(45)

Balance on December 31, 2016	$103,872	$1,581	$67,738	$14,295	$715,692	$3,866	$8,943	$20,141	$936,128

Accumulated depreciation and impairment
Balance on January 1, 2016	$—	$(1,203)	$(24,421)	$(11,715)	$(582,205)	$(2,750)	$(6,741)	$—	$(629,035)
Depreciation expenses	—	(51)	(1,269)	(1,332)	(25,280)	(529)	(626)	—	(29,087)
Disposal	—	6	34	1,529	11,512	54	583	—	13,718
Impairment losses	—	—	—	—	(596)	—	—	—	(596)
Effect of foreign exchange differences	—	—	—	1	7	—	4	—	12
Others	—	—	65	(65)	65	(12)	(23)	—	30

Balance on December 31, 2016	$—	$(1,248)	$(25,591)	$(11,582)	$(596,497)	$(3,237)	$(6,803)	$—	$(644,958)

(Concluded)

Due to technology upgrade, some telecommunications equipment became obsolete in 2014 and 2015. The Company determined that some telecommunications equipment was impaired in 2016 due to the expiration of 2G license in June 2017 which will lead to the termination of the related service. The Company evaluated and concluded the recoverable amount determined on the basis of value in use of aforementioned telecommunications equipment was lower than the carrying value, and recognized impairment losses of $0.064 million, $138 million and $596 million for the years ended December 31, 2014, 2015 and 2016, respectively. In addition, the Company evaluated and concluded the recoverable amount of partial computer and miscellaneous equipment was nil and recognized impairment losses of $0.4 million for the year ended December 31, 2016. The impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years

(Continued)

Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

(Concluded)

18.	INVESTMENT PROPERTIES

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$7,902	$8,115

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

(Continued)

Investment Properties
NT$
(In Millions)
Accumulated depreciation and impairment

Balance on January 1, 2015	$(1,262)
Depreciation expense	(18)
Disposal	—
Reclassification	(18)
Reversal of impairment loss	142

Balance on December 31, 2015	$(1,156)

Cost

Balance on January 1, 2016	$9,058
Additions	—
Reclassification	137

Balance on December 31, 2016	$9,195

Accumulated depreciation and impairment

Balance on January 1, 2016	$(1,156)
Depreciation expense	(19)
Reclassification	(53)
Reversal of impairment loss	148

Balance on December 31, 2016	$(1,080)

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount in 2015 and 2016. Therefore, the Company recognized reversals of impairment loss of $142 million and $148 million for the years ended December 31, 2015 and 2016, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

LED disposed its investment property in October 2014. The disposal price is $1,230 million, related cost is $625 million (including carrying value of $610 million and related disposal expense of $15 million), and the disposal gain was $605 million.

The fair values of the Company’s investment properties as of December 31, 2015 and 2016 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Fair value	$17,694	$17,778

Overall capital interest rate	1.49%-2.28%	1.46%-2.20%
Profit margin ratio	10%-20%	10%-20%
Discount rate	1.21%-1.28%	1.04%
Capitalization rate	0.44%-1.73%	0.43%-1.78%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Carrying amount
3G and 4G concession	$48,601	$45,796
Computer software	1,266	995
Goodwill	218	218
Others	362	344

	$50,447	$47,353

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2014	$49,254	$2,637	$181	$118	$52,190
Additions-acquired separately	—	611	—	33	644
Disposal	—	(56)	—	—	(56)
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2014	$49,254	$3,192	$181	$151	$52,778

Accumulated amortization and impairment
Balance on January 1, 2014	$(6,436)	$(1,306)	$(18)	$(31)	$(7,791)
Amortization expenses	(1,668)	(543)	—	(7)	(2,218)
Disposal	—	56	—	—	56
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2014	$(8,104)	$(1,793)	$(18)	$(38)	$(9,953)

(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2015	$49,254	$3,192	$181	$151	$52,778
Additions-acquired separately	9,955	424	—	1	10,380
Disposal	—	(375)	—	(2)	(377)
Effect of foreign exchange difference	—	—	—	—	—
Acquisitions through business combinations	—	—	55	259	314
Others	—	8	—	—	8

Balance on December 31, 2015	$59,209	$3,249	$236	$409	$63,103

Accumulated amortization and impairment
Balance on January 1, 2015	$(8,104)	$(1,793)	$(18)	$(38)	$(9,953)
Amortization expenses	(2,504)	(565)	—	(11)	(3,080)
Disposal	—	375	—	2	377
Effect of foreign exchange difference	—	—	—	—	—
Others	—	—	—	—	—

Balance on December 31, 2015	$(10,608)	$(1,983)	$(18)	$(47)	$(12,656)

Cost
Balance on January 1, 2016	$59,209	$3,249	$236	$409	$63,103
Additions-acquired separately	—	277	—	5	282
Disposal	—	(121)	—	—	(121)
Effect of foreign exchange difference	—	—	—	—	—
Others	—	3	—	—	3

Balance on December 31, 2016	$59,209	$3,408	$236	$414	$63,267

Accumulated amortization and impairment
Balance on January 1, 2016	$(10,608)	$(1,983)	$(18)	$(47)	$(12,656)
Amortization expenses	(2,805)	(551)	—	(23)	(3,379)
Disposal	—	121	—	—	121
Impairment losses	—	—	—	—	—
Effect of foreign exchange difference	—	—	—	—	—

Balance on December 31, 2016	$(13,413)	$(2,413)	$(18)	$(70)	$(15,914)

(Concluded)

For long-term business development, Chunghwa participated in mobile broadband license (4G license) in 2.5 and 2.6 GHz bands bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fees amounting to $9,955 million in December 2015.

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

20.	OTHER ASSETS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Spare parts	$1,876	$1,776
Refundable deposits	2,198	2,083
Other financial assets	1,000	1,000
Others	2,848	2,288

	$7,922	$7,147

Current
Spare parts	$1,876	$1,776
Others	460	346

	$2,336	$2,122

Noncurrent
Refundable deposits	$2,198	$2,083
Other financial assets	1,000	1,000
Others	2,388	1,942

	$5,586	$5,025

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

21.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Hedging derivative financial assets
Cash flow hedge—forward exchange contracts	$1	$—

Hedging derivative financial liabilities
Cash flow hedge—forward exchange contracts	$—	$1

Chunghwa’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the years ended December 31, 2014, 2015 and 2016, gain (loss) arising from changes in fair value of the hedged items recognized in other comprehensive income was loss of 0.3 million, gain of $1 million and loss of $1 million, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2015 and 2016, Chunghwa expected part of the equipment purchase transactions will not occur and reclassified the related loss of $1 million and gain of $1 million, respectively, arising from the forward exchange contracts of the aforementioned transactions from equity to profit or loss.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (Millions)
December 31, 2015
Forward exchange contracts—buy	EUR/NT$	2016.03-06	EUR9/NT$	306

December 31, 2016
Forward exchange contracts—buy	EUR/NT$	2017.03	EUR3/NT$	102

Loss (gain) arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Construction in progress and advances related to acquisition of equipment	$18	$(18)	$(15)

22.	SHORT-TERM LOANS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Secured loans (Note 41)	$—	$20
Unsecured loans	110	118

	$110	$138

The annual interest rates of loans were as follows:

	December 31
	2015	2016
Secured loans	—	1.98%
Unsecured loans	1.29%-2.40%	1.95%-2.25%

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Secured loans (Note 41)	$1,750	$1,600
Less: Current portion of long-term loans	(8)	—

	$1,742	$1,600

The annual interest rates of loans were as follows:

	December 31
	2015	2016
Secured loans	1.11%-1.36%	0.91%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300 million and $1,350 million were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50 million in April 2015. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400 million which is due in December 2017; LED made early repayments of $350 million and $50 million in 2013 and January 2015, respectively.

CHPT entered into a secured loan contract of $348 million with Bank of Taiwan in April 2014, interest is paid monthly, amortization of principal began in May 2016, and the loan is due in April 2029. CHPT made early repayments of $148 million, $50 million and $150 million from September to December 2014, in November 2015 and from March to April 2016, respectively.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$16,301	$18,810

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$10,430	$9,770
Payables to contractors	1,452	2,396
Accrued compensation to employees and remuneration to directors and supervisors	2,190	2,015
Payables to equipment suppliers	1,541	1,623
Amounts collected for others	1,406	1,407
Accrued franchise fees	1,401	1,326
Accrued maintenance costs	998	1,062
Others	6,069	6,819

	$25,487	$26,418

26.	PROVISIONS

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Warranties	$213	$111
Employee benefits	30	38
Trade-in right	—	31
Others	5	5

	$248	$185

Current	$190	$119
Noncurrent	58	66

	$248	$185

	Warranties	Employee Benefits	Trade-in rights	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2014	$201	$47	$—	$4	$252
Additional provisions recognized	192	8	—	1	201
Used during the year	(174)	—	—	—	(174)
Reversed during the year	(7)	—	—	—	(7)

Balance on December 31, 2014	$212	$55	$—	$5	$272

(Continued)

	Warranties	Employee Benefits	Trade-in rights	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2015	$212	$55	$—	$5	$272
Additional provisions recognized	100	12	—	—	112
Used during the year	(99)	(37)	—	—	(136)

Balance on December 31, 2015	$213	$30	$—	$5	$248

Balance on January 1, 2016	$213	$30	$—	$5	$248
Additional provisions recognized	81	9	31	—	121
Used during the year	(183)	(1)	—	—	(184)

Balance on December 31, 2016	$111	$38	$31	$5	$185

(Concluded)

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.
b.	The provision for employee benefits represents vested long-term service compensation accrued.
c.	The provision for trade-in right is based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future. The provision is recognized as a reduction of revenue in the period in which the goods are sold.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $779 million as of December 31, 2016.

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

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligation	$30,882	$34,572
Fair value of plan assets	(23,794)	(33,954)

Funded status—deficit	$7,088	$618

Net defined benefit liabilities	$7,099	$1,537
Net defined benefit assets	(11)	(919)

	$7,088	$618

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2014	$25,457	$19,982	$5,475

Service cost
Current service cost	2,920	—	2,920
Loss on settlements	76	—	76
Interest expense/interest income	509	415	94

Amounts recognized in profit or loss	3,505	415	3,090

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	52	(52)
Actuarial losses recognized from changes in demographic assumptions	4	—	4
Actuarial gains recognized from changes in financial assumptions	(5)	—	(5)
Actuarial losses recognized from experience adjustments	545	—	545

Amounts recognized in other comprehensive income	544	52	492

Contributions from employer	—	2,486	(2,486)
Benefits paid	(454)	(454)	—
Settlements	(993)	(985)	(8)
Benefits paid directly by the Company	(101)	—	(101)

Balance on December 31, 2014	27,958	21,496	6,462

Current service cost	2,884	—	2,884
Interest expense/interest income	546	444	102

Amounts recognized in profit or loss	3,430	444	2,986

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	136	(136)
Actuarial losses recognized from changes in demographic assumptions	11	—	11
Actuarial gains recognized from changes in financial assumptions	(1)	—	(1)
Actuarial losses recognized from experience adjustments	357	—	357

Amounts recognized in other comprehensive income	367	136	231

Contributions from employer	—	2,435	(2,435)
Benefits paid	(717)	(717)	—
Benefits paid directly by the Company	(156)	—	(156)

Balance on December 31, 2015	30,882	23,794	7,088

		(Continued)

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Current service cost	$2,866	$—	$2,866
Interest expense/interest income	600	573	27

Amounts recognized in profit or loss	3,466	573	2,893

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(352)	352
Actuarial gains recognized from changes in demographic assumptions	(124)	—	(124)
Actuarial losses recognized from changes in financial assumptions	1,715	—	1,715
Actuarial losses recognized from experience adjustments	100	—	100

Amounts recognized in other comprehensive income	1,691	(352)	2,043

Contributions from employer	—	11,235	(11,235)
Benefits paid	(1,296)	(1,296)	—
Benefits paid directly by the Company	(171)	—	(171)

Balance on December 31, 2016	$34,572	$33,954	$618

		(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
		(In Millions)
Operating costs	$1,849	$1,794	$1,732
Marketing expenses	888	856	838
General and administrative expenses	169	162	155
Research and development expenses	106	102	97

	$3,012	$2,914	$2,822

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

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

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2015	2016
Discount rates	2.00%	1.50%
Expected rates of salary increase	1.00%-2.00%	1.20%-2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(977)	$(1,219)

0.5% decrease	$1,261	$1,298

Expected rates of salary increase
0.5% increase	$1,332	$1,379

0.5% decrease	$(1,052)	$(1,306)

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

There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$11,302	$2,724

The average duration of the defined benefit obligation	6-15 years	7-14 years

The Company’s maturity analysis of the undiscounted benefit payments as of December 31, 2016 was as follows:

Year	Amount
NT$
(In Millions)
2017	$1,677
2018	3,617
2019	6,228
2020	8,605
2021 and thereafter	46,986

$67,113

29.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000

Authorized shares	$120,000	$120,000

Number of issued and paid shares	7,757	7,757

Issued and outstanding shares	$77,574	$77,574

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2016, the outstanding ADSs were 351 million common stocks, which equaled 35 million units and represented 4.52% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2014, 2015 and 2016 were as follows:

	Share Premium	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2014	$142,622	$11	$—	$13	$20,648	$163,294
Cash distributed from additional paid-in capital	(16,577)	—	—	—	—	(16,577)
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	3	—	—	—	3
Employee stock bonus issued by a subsidiary	—	—	—	—	—	—

Balance on December 31, 2014	$126,045	$14	$—	$13	$20,648	$146,720

Balance on January 1, 2015	$126,045	$14	$—	$13	$20,648	$146,720
Partial disposal of interests in subsidiaries	—	—	27	—	—	27
Other changes in additional paid-in capital in subsidiaries	—	1	—	—	—	1
Subsidiary purchased its treasury stock	—	(15)	—	—	—	(15)

Balance on December 31, 2015	$126,045	$—	$27	$13	$20,648	$146,733

Balance on January 1, 2016	$126,045	$—	$27	$13	$20,648	$146,733
Partial disposal of interests in subsidiaries	—	—	58	—	—	58
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389	—	—	—	389
Share-based payment transactions of subsidiaries	—	—	—	—	—	—

Balance on December 31, 2016	$126,045	$389	$85	$13	$20,648	$147,180

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to stockholders and do not include employees. To comply with the above amendments to the Company Act of the ROC, amendments to the policy on dividend distribution and the addition of the policy on distribution of employees’ and directors’ compensation in Chunghwa’s Articles of Incorporation were approved by the stockholders in their meeting on June 24, 2016.

In accordance with the Chunghwa’s amended Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

For the information on remuneration for the employees and directors based on the Chunghwa’s pre-amended and amended Articles of Incorporation, please refer to Note 31.g. Employee benefit expenses.

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

Except for non-ROC resident stockholders, all stockholders receiving the dividends are entitled to a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of the 2014 and 2015 earnings of Chunghwa approved by the stockholders in their meetings on June 26, 2015 and June 24, 2016 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2014	For Fiscal Year 2015	For Fiscal Year 2014	For Fiscal Year 2015
	NT$	NT$	NT$	NT$
	(In Millions)
Legal reserve	$681	$—
Special reserve	(144)	—
Cash dividends	37,673	42,551	$4.86	$5.49

The appropriations of earnings for 2016 had been proposed by Chunghwa’s Board of Directors on March 7, 2017. The appropriations and dividends per share were as follows:

	For Fiscal Year 2016
	Appropriation of Earnings	Dividends Per Share
	NT$	NT$
	(In Millions)
Special reserve	$5
Cash dividends	38,337	$4.94

The appropriations of earnings for 2016 are subject to the resolution of the stockholders’ meeting planned to be held on June 23, 2017.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
		(In Millions)
Beginning balance	$(150)	$740	$91
Unrealized gain (loss) on available-for-sale financial assets	926	(670)	(721)
Income tax relating to unrealized gain or loss on available-for-sale financial assets	3	(2)	2
Amount reclassified from equity to profit or loss on disposal of available-for-sale financial assets	(39)	—	—
Amount reclassified from equity to profit or loss on impairment of available-for-sale financial assets	—	23	577

Ending balance	$740	$91	$(51)

Unrealized gain (loss) on available-for-sale financial assets were accumulated gains and losses on the available-for-sale financial assets measured at fair value, which were recognized in other comprehensive income and were included in the calculation of the related disposal gain and loss or impairment loss of such financial assets upon reclassified to profits or losses.

e.	Noncontrolling interests

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$4,846	$4,924	$5,065
Attributable to noncontrolling interests
Net income of the year	597	813	1,141
Exchange differences arising from the translation of the foreign operations	24	(3)	(41)
Unrealized gain (loss) on available-for-sale financial assets	(9)	2	—
Income tax relating to unrealized loss on available-for-sale financial assets	—	—	—
Remeasurements of defined benefit pension plans	(3)	(3)	(18)
Income tax relating to remeasurements of defined benefit pension plans	1	1	3
Share of other comprehensive income of associates accounted for using equity method	5	2	(1)
Cash dividends distributed by subsidiaries	(797)	(350)	(710)
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	786
Partial disposal of interests in subsidiaries	—	18	25
Other changes in additional paid-in capital in subsidiaries	—	2	—
Employee stock bonus issued by a subsidiary	5	—	—
Share-based payment transactions of subsidiaries	93	36	17
Subsidiary purchased its treasury stock	—	(416)	—
Net increase in noncontrolling interests	162	39	5

Ending balance	$4,924	$5,065	$6,272

30.	REVENUE

The main source of revenue of the Company includes various telecommunications services in various different streams, and the related information was as discussed in Note 43.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Other income and expenses

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Impairment loss on property, plant and equipment	$—	$(138)	$(596)
Gain (loss) on disposal of property, plant and equipment	26	(109)	(48)
Reversal of impairment loss on investment properties	—	142	148
Impairment loss on intangible assets	—	—	—
Loss on disposal of intangible assets	—	—	—
Gain on disposal of investment properties	605	—	—

	$631	$(105)	$(496)

b.	Other income

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Dividend income	$78	$218	$391
Income from Piping Fund	200	202	202
Rental income	45	38	41
Others	264	192	438

	$587	$650	$1,072

c.	Other gains and losses

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Net foreign currency exchange gains	$201	$63	$181
Gain (loss) on disposal of financial instruments	46	—	—
Gain (loss) on disposal of investments accounted for using equity method	(7)	4	(2)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	1	—	(1)
Impairment loss on investments accounted for using equity method	—	(8)	—

	(Continued)

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
		(In Millions)
Impairment loss on available-for-sale financial assets	$(23)	$(107)	$(577)
Others	(94)	(180)	(49)

	$124	$(228)	$(448)

	(Concluded)

d.	Impairment loss (reversal of impairment loss) on financial instruments

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Notes and accounts receivable	$292	$480	$943

Other receivables	$34	$39	$(2)

Available-for-sale financial assets	$23	$107	$577

e.	Impairment loss (reversal of impairment loss) on non-financial assets

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Inventories	$288	$198	$192

Property, plant and equipment	$—	$138	$596

Investments accounted for using equity method	$—	$8	$—

Investment properties	$—	$(142)	$(148)

Intangible assets	$—	$—	$—

f.	Depreciation and amortization expenses

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$31,880	$30,350	$29,087
Investment properties	16	18	19
Intangible assets	2,218	3,080	3,379

Total depreciation and amortization expenses	$34,114	$33,448	$32,485

	(Continued)

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Depreciation expenses summarized by functions
Operating costs	$29,682	$28,292	$27,214
Operating expenses	2,214	2,076	1,892

	$31,896	$30,368	$29,106

Amortization expenses summarized by functions
Operating costs	$1,915	$2,742	$3,042
Marketing expenses	161	178	173
General and administrative expenses	97	116	126
Research and development expenses	45	44	38

	$2,218	$3,080	$3,379

		(Concluded)

g.	Employee benefit expenses

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$441	$489	$544
Defined benefit plans	3,012	2,914	2,822

	3,453	3,403	3,366

Share-based payment
Equity-settled share-based payment	93	36	17

Other employee benefit
Salaries	24,857	25,526	25,985
Insurance	2,565	2,643	2,652
Others	15,659	15,717	15,730

	43,081	43,886	44,367

Total employee benefit expenses	$46,627	$47,325	$47,750

Summary by functions
Operating costs	$26,362	$25,320	$25,190
Operating expenses	20,265	22,005	22,560

	$46,627	$47,325	$47,750

The bonus to employees and the remuneration to directors as of December 31, 2014 were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd. According to the Company Act as amended in May 2015 and the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on June 24, 2016, Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. Chunghwa accrued employees’ compensation and remuneration to directors according to the aforementioned policy for the years ended December 31, 2015 and 2016. As of December 31, 2016, the payables of the employees’ compensation and of the remuneration to directors were $1,702 million and $42 million, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on March 7, 2017 and will be reported to the stockholders in their meeting planned to be held on June 23, 2017.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of the 2014 bonuses to employees and remuneration to directors of Chunghwa were approved by the stockholders in their meeting on June 26, 2015. The appropriations of the 2015 employees’ compensation and remuneration to directors of Chunghwa were approved by the Board of Directors on March 11, 2016 and reported to the stockholders in their meeting after the amendments to Chunghwa’s Articles of Incorporation was approved by the Chunghwa’s stockholders in their meeting on June 24, 2016. The related information was as follows:

	2014	2015
	Cash	Cash
	NT$	NT$
	(In Millions)
Bonus or compensation distributed to the employees	$1,510	$1,928
Remuneration paid to the directors	39	45

There was no difference between the initial accrual amounts and the amounts paid of the aforementioned compensation or bonus to employees and the remuneration to directors.

h.	Components of others comprehensive income—unrealized gain (loss)

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Unrealized gain (loss) on available-for-sale financial assets
Arising during the year	$925	$(671)	$(721)
Reclassification adjustments
Upon disposal	(47)	—	—
Upon impairment	—	26	577

	$878	$(645)	$(144)

Cash flow hedges
Gain (loss) arising during the year	$(18)	$18	$15
Reclassification adjustments included in profit or loss	—	1	(1)
Adjusted against the carrying amount of hedged items	18	(18)	(15)

	$—	$1	$(1)

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$7,516	$8,570	$6,736
Tax on unappropriated earnings	1,626	821	(346)
Income tax adjustments on prior years	4	(83)	(22)
Others	41	15	15

	9,187	9,323	6,383

Deferred tax
Deferred tax expense recognized for the year	(202)	(222)	1,404

Income tax recognized in profit or loss	$8,985	$9,101	$7,787

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$46,552	$51,953	$49,413

Income tax expense calculated at the statutory rate (17%)	$7,914	$8,832	$8,400
Nondeductible revenues and expenses in determining taxable income	47	28	5
Imputed income on tax	1	—	—
Unrecognized deductible temporary differences	(66)	11	(9)
Unrecognized loss carryforwards	161	83	12
Tax-exempt income	(399)	(183)	(25)
Income tax on unappropriated earnings	1,626	821	(346)
Investment credits	(314)	(329)	(234)
Effect of different tax rates of group entities operating in other jurisdictions	(25)	(94)	(8)
Adjustments of tax expense on prior years	4	(83)	(22)
Others	36	15	14

Income tax expense recognized in profit or loss	$8,985	$9,101	$7,787

The applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Act of the Republic of China, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax expense (benefit) recognized in other comprehensive income

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Deferred tax expense (benefit)
Unrealized gain or loss on available-for-sale financial assets	$(3)	$2	$(2)
Remeasurement on defined benefit plan	(84)	(39)	(347)

Total income tax benefit recognized in other comprehensive income	$(87)	$(37)	$(349)

c.	Current tax assets and liabilities

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets—other)	$8	$5

Current tax liabilities
Income tax payable	$9,171	$6,522

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2014

Deferred Income Tax Assets	December 31, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$928	$84	$84	$1,096
Share of profit of associates and joint ventures accounted for using equity method	175	102	—	277
Allowance for doubtful receivables over quota	2	112	—	114

			(Continued)

Deferred Income Tax Assets	December 31, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
	NT$	NT$	NT$	NT$
	(In Millions)
Impairment loss on property, plant and equipment	$59	$(27)	$—	$32
Deferred revenue	187	(31)	—	156
Valuation loss on inventory	56	(15)	—	41
Accrued award credits liabilities	21	7	—	28
Estimated warranty liabilities	24	(5)	—	19
Unrealized foreign exchange loss, net	11	(11)	—	—
Others	16	18	—	34

	1,479	234	84	1,797
Loss carryforwards	27	2	—	29

	$1,506	$236	$84	$1,826

(Concluded)

Deferred Income Tax Liabilities	December 31, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Land value incremental tax	$(95)	$—	$—	$(95)
Deferred revenue for award credits	—	(5)	—	(5)
Unrealized foreign exchange gain, net	—	(29)	—	(29)
Valuation gain or loss on financial instruments, net	(6)	—	3	(3)
Others	—	—	—	—

	$(101)	$(34)	$3	$(132)

For the year ended December 31, 2015

Deferred Income Tax Assets	December 31, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	From Business Combination	December 31, 2015
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$1,096	$71	$39	$—	$1,206
Share of the profit of associates and joint ventures accounted for using equity method	277	48	—	—	325
Allowance for doubtful receivables over quota	114	55	—	—	169
Impairment loss on property, plant and equipment	32	12	—	—	44
Deferred revenue	156	(20)	—	—	136
Valuation loss on inventory	41	(8)	—	—	33
Accrued award credits liabilities	28	(6)	—	—	22
Estimated warranty liabilities	19	(1)	—	—	18
Property, plant and equipment	—	—	—	2	2
Unrealized foreign exchange loss, net	—	18	—	—	18
Others	34	6	—	—	40

	1,797	175	39	2	2,013
Loss carryforwards	29	17	—	2	48

	$1,826	$192	$39	$4	$2,061

Deferred Income Tax Liabilities	December 31, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	From Business Combination	December 31, 2015
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$—	$(1)	$—	$—	$(1)
Land value incremental tax	(95)	—	—	—	(95)
Deferred revenue for award credits	(5)	3	—	—	(2)
Intangible assets	—	1	—	(44)	(43)
Unrealized foreign exchange gain, net	(29)	28	—	—	(1)
Valuation gain or loss on financial instruments, net	(3)	—	(2)	—	(5)
Others	—	(1)	—	—	(1)

	$(132)	$30	$(2)	$(44)	$(148)

For the year ended December 31, 2016

Deferred Income Tax Assets	December 31, 2015	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$1,206	$(179)	$347	$1,374
Share of profits of associates and joint ventures accounted for using equity method	325	5	—	330
Allowance for doubtful receivables over quota	169	61	—	230
Impairment loss on property, plant and equipment	44	78	—	122
Deferred revenue	136	(19)	—	117
Valuation loss on inventory	33	(13)	—	20
Accrued award credits liabilities	22	(2)	—	20
Estimated warranty liabilities	18	1	—	19
Property, plant and equipment	2	—	—	2
Unrealized foreign exchange loss, net	18	(18)	—	—
Others	40	(6)	—	34

	2,013	(92)	347	2,268
Loss carryforwards	48	6	—	54

	$2,061	$(86)	$347	$2,322

Deferred Income Tax Liabilities	December 31, 2015	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
	NT$	NT$	NT$	NT$
	(In Millions)
Temporary differences
Defined benefit obligation	$(1)	$(1,268)	$—	$(1,269)
Land value incremental tax	(95)	—	—	(95)
Deferred revenue for award credits	(2)	(44)	—	(46)
Intangible assets	(43)	3	—	(40)
Unrealized foreign exchange gain, net	(1)	(9)	—	(10)
Valuation gain or loss on financial instruments, net	(5)	—	2	(3)
Others	(1)	—	—	(1)

	$(148)	$(1,318)	$2	$(1,464)

e.	Items for which no deferred income tax assets have been recognized

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2017	$67	$67
Expire in 2018	126	126
Expire in 2019	156	138
Expire in 2020	80	42
Expire in 2021	—	13
Expire in 2022	2	1
Expire in 2023	1	1
Expire in 2024	—	—
Expire in 2025	15	14
Expire in 2026	—	—

	$447	$402

Deductible temporary differences	$12	$3

f.	Information about unused loss carryforwards

As of December 31, 2016, unused loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$67	2017
126	2018
138	2019
50	2020
23	2021
2	2022
3	2023
4	2024
32	2025
11	2026

$456

g.	The related information under the Integrated Income Tax System was as follows:

Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1988 have been appropriated.

Imputation credit account

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Balance of Imputation Credit Account (“ICA”)	$7,516	$7,691

The creditable ratios for distribution of earnings of 2015 and 2016 were 20.48% and 20.48% (estimated ratio), respectively. Effective from January 1, 2015, the creditable ratio for individual stockholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Act of the ROC.

The actual imputation credits allocated to stockholders of the Chunghwa was based on the balance of the Imputation Credit Accounts (ICA) as of the date of dividend distribution. Therefore, the estimated creditable ratio for the 2016 earnings may differ from the actual creditable ratio to be used in allocating imputation credits to the stockholders.

h.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2014 (except 2013). Income tax returns of SENAO have been examined by the tax authorities through 2013. Income tax returns of Youth, SHE and CEI have been examined by the tax authorities through 2014. Income tax returns of LED (except 2014), CHIEF, HHI, CHI, CHSI, CHYP, CHPT, SFD, ISPOT, Youyi, Aval, Unigate and CHST have been examined by the tax authorities through 2015. Income tax returns of CEI’s 2015 current final reports on total business income to liquidation date and on income earned from liquidation have been examined by the tax authorities.

33.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$36,970	$42,039	$40,485
Assumed conversion of all dilutive potential common stocks
Employee stock options, employee bonus and compensation of subsidiaries	—	(1)	(1)

Net income used to compute the diluted earnings per share	$36,970	$42,038	$40,484

Weighted Average Number of Common Stocks

	(Millions Shares)

	Year Ended December 31
	2014	2015	2016
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee bonus or employee compensation	13	19	12

Weighted average number of common stocks used to compute the diluted earnings per share	7,770	7,776	7,769

Because Chunghwa may settle the employee bonus or employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
		(In Thousands)	NT$
2012.05.28	2013.05.07	10,000	$76.10 (Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TWSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation costs were $93 million, $35 million and $13 million for the years ended December 31, 2014, 2015 and 2016, respectively.

SENAO modified the plan terms of the outstanding stock options in July 2014, the exercise price changed from $89.40 to $84.30 per share. The modification did not cause any incremental fair value granted.

SENAO modified the plan terms of the outstanding stock options in August 2015, the exercise price changed from $84.30 to $81.40 per share. The modification did not cause any incremental fair value granted.

SENAO modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $81.40 to $76.10 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the years ended December 31, 2014, 2015 and 2016 was as follows:

	Year Ended December 31, 2014
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	9,872	$89.40
Options exercised	—	—
Options forfeited	(845)	—

Options outstanding at end of the year	9,027	84.30

Options exercisable at end of the year	—	—

	Year Ended December 31, 2015
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	9,027	$84.30
Options exercised	—	—
Options forfeited	(1,240)	—

Options outstanding at end of the year	7,787	81.40

Options exercisable at end of the year	4,049	81.40

	Year Ended December 31, 2016
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	7,787	$81.40
Options exercised	—	—
Options forfeited	(1,200)	—

Options outstanding at end of the year	6,587	76.10

Options exercisable at end of the year	4,947	76.10

As of December 31, 2015 information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$81.40	7,787	3.35	$81.40	4,049	$81.40

As of December 31, 2016 information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$76.10	6,587	2.35	$76.10	4,947	$76.10

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
			NT$
2015.10.22	2015.10.22	2,000	$ (Original price $	34.40 43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. Under the terms of the CHIEF Plan, the options are granted at an exercise price equal to $43.00. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

Stock options granted on October 22, 2015 applied IFRS 2. The recognized compensation cost were $1 million and $4 million for the years ended December 31, 2015 and 2016, respectively.

CHIEF modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $43.00 to $34.40 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2015 and 2016 was as follows:

	For the year ended December 31
	2015		2016
	Granted on October 22, 2015		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—	2,000	$43.00
Options granted	2,000	43.00	—	—
Options forfeited	—	—	(52)	—

Options outstanding at end of the year	2,000	43.00	1,948	34.40

Option exercisable at end of the year	—	—	—	—

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$43.00	2,000	4.81	$43.00	—	$—

As of December 31, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$34.40	1,948	3.81	$34.40	—	$—

CHIEF used the fair value method to evaluate the options using the binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$39.55
Exercise price (NT$)	$43.00
Dividends yield	—
Risk-free interest rate	0.86%
Expected life	5 years
Expected volatility	21.02%
Weighted average fair value of grants (NT$)	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

c.	New shares reserved for subscription by employees under cash injection of CHPT

On December 8, 2015, the Board of Directors of CHPT approved the cash injection to issue 2,787 thousand shares and simultaneously reserved 418 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHPT authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value in accordance with IFRS 2. The recognized compensation cost was $0.016 million for the year ended December 31, 2016.

CHPT used the fair value method to evaluate the options granted to employees on March 10, 2016 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on March 10, 2016
Grant-date share price (NT$)	$302.46
Exercise price (NT$)	$360.00
Dividends yield	—
Risk-free interest rate	0.37%
Expected life	12 days
Expected volatility	37.43%
Weighted average fair value of grants (NT$)	$0.04

Expected volatility was based on the average annualized historical share price volatility of CHPT’s comparable companies before the grant date.

35.	NON-CASH TRANSACTIONS

For the years ended December 31, 2014, 2015 and 2016, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Increase in property, plant and equipment	$32,084	$24,451	$24,591
Other payables	475	633	(1,074)

	$32,559	$25,084	$23,517

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 40 to the consolidated financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Within one year	$3,173	$2,811
Longer than one year but within five years	5,614	5,450
Longer than five years	1,186	960

	$9,973	$9,221

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Within one year	$399	$427
Longer than one year but within five years	527	600
Longer than five years	374	321

	$1,300	$1,348

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

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

38.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Held for trading	$—	$—
Hedging derivative financial assets	1	—
Held-to-maturity financial assets	4,021	2,140
Loans and receivables (Note a)	63,738	70,040
Available-for-sale financial assets	5,511	4,764
Financial liabilities
Measured at FVTPL
Held for trading	—	1
Hedging derivative financial liabilities	—	1
Measured at amortized cost (Note b)	36,365	40,553

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables. Please refer to Notes 7, 11, 14, 20 and 40.
Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost. Please refer to Notes 22, 23, 24, 25 and 40.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payable and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

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

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and to the Board of Directors if needed.

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

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Assets
USD	$4,596	$5,327
EUR	47	14
SGD	110	106
RMB	41	30
JPY	245	13
Liabilities
USD	4,172	4,238
EUR	1,293	968
SGD	3	1
RMB	—	—
JPY	14	10

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Assets
USD	$—	$—
EUR	1	—
Liabilities
USD	—	—
EUR	—	2

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

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$(3)	$21	$54
EUR	(38)	(62)	(48)
SGD	4	5	5
RMB	6	2	1
JPY	—	12	—
Derivatives (b)
USD	11	1	3
EUR	—	33	8
Equity
Derivatives (c)
EUR	(5)	15	5

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to the forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have the equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$26,238	$28,303
Financial liabilities	110	—
Cash flow interest rate risk
Financial assets	6,461	6,582
Financial liabilities	1,750	1,738

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $6 million, $12 million and $12 million for the years ended December 31, 2014, 2015 and 2016, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

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

If equity prices of listed equity securities had been 5% higher/lower, other comprehensive income would have increased/decreased by $196 million, $162 million and $126 million as a result of the changes in fair value of available-for-sale assets for the years ended December 31, 2014, 2015 and 2016, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Year	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	—	$40,209	$—	$2,190	$4,726	$—	$47,125
Floating interest rate instruments	1.13	—	—	8	1,646	96	1,750
Fixed interest rate instruments	1.82	50	—	60	—	—	110

		$40,259	$—	$2,258	$6,372	$96	$48,985

December 31, 2016

Non-derivative financial liabilities
Non-interest bearing	—	$43,975	$—	$2,015	$4,610	$—	$50,600
Floating interest rate instruments	1.00	—	38	100	1,600	—	1,738

		$43,975	$38	$2,115	$6,210	$—	$52,338

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2015

Gross settled

Forward exchange contracts
Inflows	$26	$474	$492	$—	$992
Outflows	26	476	489	—	991

	$—	$(2)	$3	$—	$1

December 31, 2016

Gross settled

Forward exchange contracts
Inflows	$55	$267	$—	$—	$322
Outflows	55	269	—	—	324

	$—	$(2)	$—	$—	$(2)

2)	Financing facilities

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Unsecured bank loan facility
Amount used	$110	$118
Amount unused	41,278	46,219

	$41,388	$46,337

Secured bank loan facility
Amount used	$1,750	$1,620
Amount unused	200	200

	$1,950	$1,820

39.	FAIR VALUE INFORMATION

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

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of finanal assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

December 31, 2015

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$3,871	$—	$3,891	$—
Bank debentures	150	—	150	—

	$4,021	$—	$4,041	$—

December 31, 2016

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$1,990	$—	$1,996	$—
Bank debentures	150	—	150	—

	$2,140	$—	$2,146	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments measured at fair value on a recurring basis

December 31, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$—	$—	$—

Hedging derivative financial assets	$—	$1	$—	$1

Available-for-sale financial assets
Listed securities
Equity investments	$3,243	$—	$—	$3,243

December 31, 2016

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative	$—	$—	$—	$—

Available-for-sale financial assets
Listed securities
Equity investments	$2,521	$—	$—	$2,521

Financial liabilities at FVTPL
Derivative	$—	$1	$—	$1

Hedging derivative financial liabilities	$—	$1	$—	$1

There were no transfers between Levels 1 and 2 for the years ended December 31, 2015 and 2016. There were no Level 3 investments measured at fair value on a recurring basis.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including foreign exchange rates at the end of the reporting periods, and forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

40.	RELATED PARTIES TRANSACTIONS

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

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
HopeTech Technologies Limited	Associate
EnGenius Tech. Co., Ltd.	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Xiamen Sertec Business Technology Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

b.	Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Associates	$329	$333	$292
Joint ventures	7	9	7
Others	97	81	49

	$433	$423	$348

	Operating Costs and Expenses
	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Associates	$1,663	$1,451	$1,405
Joint ventures	34	17	17
Others	69	62	74

	$1,766	$1,530	$1,496

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Associates	$34	$36	$37
Others	—	—	—

	$34	$36	$37

3)	Receivables

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Associates	$29	$9
Joint ventures	1	—
Others	12	5

	$42	$14

4)	Payables

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Associates	$602	$757
Joint ventures	5	1
Others	4	4

	$611	$762

5)	Customers’ deposits

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Associates	$11	$10
Joint ventures	—	1

	$11	$11

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Associates	$521	$314	$313
Joint ventures	—	11	7

	$521	$325	$320

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SG$261 million), including a prepayment of $3,068 million, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2014 was $416 million, which consisted of an offsetting credit of the prepayment of $199 million and an additional accrual of $217 million. The total rental expense for the year ended December 31, 2015 was $404 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $200 million. The total rental expense for the year ended December 31, 2016 was $394 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $190 million. The prepaid rents (classified as prepayments) as of December 31, 2015 and 2016, were as follows:

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Prepaid rents—current	$204	$204
Prepaid rents—noncurrent	1,959	1,755

	$2,163	$1,959

c.	Compensation of key management personnel

The compensation of directors and other key management personnel for the years ended December 31, 2014, 2015 and 2016 were as follows:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Short-term employee benefits	$222	$212	$251
Share-based payment	10	3	2
Post-employment benefits	8	9	8

	$240	$224	$261

The compensation of directors and other key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	December 31
	2015	2016
	NT$	NT$
	(In Millions)
Property, plant and equipment	$3,101	$2,580
Land held under development (included in inventories)	1,999	1,999
Restricted assets (included in other assets—others)	2	21

	$5,102	$4,600

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

The Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $873 million as of December 31, 2016.

b.	Acquisitions of telecommunications equipment of $12,293 million as of December 31, 2016.

c.	Unused letters of credit amounting to $50 million as of December 31, 2016.

d.	A commitment to contribute $2,000 million to a Piping Fund administered by the Taipei City Government, of which $1,000 million was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000 million upon notification from the Taipei City Government.

43.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

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

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services; and (e) the methods used to provide the services to the customers are the same.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

a.	Segment information

Analysis by reportable segment of revenue and operating results of continuing operations was as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2014
Revenues
From external customers	$72,062	$110,665	$25,997	$15,314	$2,571	$226,609
Intersegment revenues	19,728	5,324	4,705	2,256	2,422	34,435

Segment revenues	$91,790	$115,989	$30,702	$17,570	$4,993	261,044

Intersegment elimination						(34,435)

Consolidated revenues						$226,609

Segment income before income tax	$19,535	$19,322	$9,547	$191	$(2,043)	$46,552

Year ended December 31, 2015
Revenues
From external customers	$72,535	$114,877	$25,777	$15,460	$3,146	$231,795
Intersegment revenues	21,401	3,475	4,701	2,120	3,214	34,911

Segment revenues	$93,936	$118,352	$30,478	$17,580	$6,360	266,706

Intersegment elimination						(34,911)

Consolidated revenues						$231,795

Segment income before income tax	$23,231	$19,394	$9,918	$1,120	$(1,710)	$51,953

Year ended December 31, 2016
Revenues
From external customers	$72,784	$110,801	$28,100	$14,434	$3,872	$229,991
Intersegment revenues	22,669	2,530	4,734	2,680	4,122	36,735

Segment revenues	$95,453	$113,331	$32,834	$17,114	$7,994	266,726

Intersegment elimination						(36,735)

Consolidated revenues						$229,991

Segment income before income tax	$25,658	$13,926	$10,729	$1,098	$(1,998)	$49,413

b.	Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2014

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$802	$802

Interest income	$24	$12	$10	$2	$240	$288

Interest expenses	$—	$13	$1	$—	$32	$46

Operating costs and expenses	$66,465	$81,400	$11,975	$14,500	$8,103	$182,443

Depreciation and amortization	$18,540	$9,909	$3,422	$1,819	$424	$34,114

Capital expenditure	$16,165	$9,619	$4,425	$1,458	$892	$32,559

Impairment loss on property, plant and equipment	$—	$—	$0.1	$—	$—	$0.1

For the year ended December 31, 2015

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$897	$897

Interest income	$19	$19	$11	$2	$255	$306

Interest expenses	$—	$10	$—	$—	$23	$33

Operating costs and expenses	$64,960	$81,213	$12,062	$14,411	$8,683	$181,329

Depreciation and amortization	$17,487	$10,444	$3,611	$1,536	$370	$33,448

Capital expenditure	$10,196	$8,596	$4,795	$968	$529	$25,084

Impairment loss on property, plant and equipment	$22	$116	$—	$—	$—	$138

Reversal of impairment loss on investment properties	$142	$—	$—	$—	$—	$142

For the year ended December 31, 2016

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$515	$515

Interest income	$15	$11	$7	$6	$150	$189

Interest expenses	$—	$2	$—	$—	$18	$20

Operating costs and expenses	$64,230	$79,593	$13,160	$14,313	$10,094	$181,390

Depreciation and amortization	$16,414	$10,620	$3,626	$1,451	$374	$32,485

Capital expenditure	$9,846	$8,981	$2,718	$1,136	$836	$23,517

Impairment loss on property, plant and equipment	$—	$596	$—	$—	$—	$596

Reversal of impairment loss on investment properties	$148	$—	$—	$—	$—	$148

c.	Main products and service revenues

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Mobile services revenue	$77,469	$80,867	$78,788
Local telephone and domestic long distance telephone services revenue	38,905	36,690	34,531
Sales of product	34,795	36,509	35,377
Broadband access and domestic leased line services revenue	23,681	23,711	23,315
Internet services revenue	17,241	17,455	20,906
International network and leased telephone services revenue	11,951	11,319	10,634
Others	22,567	25,244	26,440

	$226,609	$231,795	$229,991

d.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2014	2015	2016
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$216,173	$220,917	$218,933
Overseas	10,436	10,878	11,058

	$226,609	$231,795	$229,991

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan and except for $4,041 million and $3,947 million as of December 31, 2015 and 2016, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.	Major customers

For the years ended December 31, 2014, 2015 and 2016, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.