Form 20-F
period 2017-12-31
CHUNGHWA TELECOM CO LTD
filed 2018-04-27
CIK 1132924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S -T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

.

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

FISCAL YEAR ENDED DECEMBER 31, 2017

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

Part I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A. Selected Financial Data

The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheets data as of December 31, 2016 and 2017 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 set forth below are derived from our audited consolidated financial statements, which are not included this annual report. The consolidated financial statements have been prepared and presented in accordance with IFRSs.

	Year Ended December 31
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
		(in billions, except for per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues	228.0	226.6	231.8	230.0	227.5	7.7
Operating costs	(147.3)	(148.4)	(148.1)	(147.6)	(146.8)	(5.0)
Gross profit	80.7	78.2	83.7	82.4	80.7	2.7
Operating expenses	(33.1)	(34.0)	(33.2)	(33.8)	(33.9)	(1.1)
Other income and expenses	0.1	0.6	(0.1)	(0.5)	(0.1)	—
Income from operations	47.7	44.8	50.4	48.1	46.7	1.6
Non-operating income and expenses(1)	1.4	1.8	1.6	1.3	1.3	—
Income before income tax	49.1	46.6	52.0	49.4	48.0	1.6
Income tax expense	(6.5)	(9.0)	(9.1)	(7.8)	(7.8)	(0.2)
Consolidated net income	42.6	37.6	42.9	41.6	40.2	1.4
Attributable to:
Stockholders of the parent	41.5	37.0	42.1	40.5	39.0	1.3
Noncontrolling interests	1.1	0.6	0.8	1.1	1.2	0.1
	42.6	37.6	42.9	41.6	40.2	1.4
Earnings per share:
Basic	5.35	4.77	5.42	5.22	5.03	0.17
Diluted	5.34	4.76	5.41	5.21	5.02	0.17
Earnings per ADS equivalent:
Basic	53.49	47.66	54.19	52.19	50.26	1.70
Diluted	53.40	47.58	54.06	52.11	50.19	1.69

	As of December 31
	2013	2014	2015	2016	2017
	NT$	NT$	NT$	NT$	NT$	US$
			(in billions)
Consolidated Balance Sheets Data:
Working capital	(0.3)	6.9	13.3	17.5	15.4	0.5
Long-term investments	15.3	13.1	10.5	7.2	8.1	0.3
Property, plant and equipment	302.7	302.7	296.4	291.2	288.7	9.7
Investment properties	8.0	7.6	7.9	8.1	8.0	0.3
Intangible assets	44.4	42.8	50.4	47.4	54.9	1.9
Net defined benefit assets	0.0	0.0	0.0	0.9	—	—
Total assets	441.0	446.5	452.8	446.9	450.9	15.2
Short-term loans	0.3	0.6	0.1	0.1	0.1	—
Current portion of long-term loans	0.3	—	0.0	—	—	—
Long-term loans(2)	1.4	1.9	1.7	1.6	1.6	0.1
Customers’ deposits	4.8	4.8	4.7	4.6	4.7	0.2
Net defined benefit liabilities	5.5	6.5	7.1	1.5	2.7	0.1
Deferred revenue	3.7	3.4	3.6	3.5	3.6	0.1
Total liabilities	77.8	80.8	83.4	79.9	81.5	2.7
Net assets	363.2	365.7	369.4	367.0	369.4	12.5
Capital stock	77.6	77.6	77.6	77.6	77.6	2.6
Equity attributable to stockholders of the parent	358.3	360.8	364.3	360.7	360.9	12.2
Noncontrolling interests	4.9	4.9	5.1	6.3	8.5	0.3

	Year Ended December 31
	2013		2014	2015	2016	2017
	NT$		NT$	NT$	NT$	NT$		US$
			(in billions, except for percentages and per share)
Consolidated Cash Flows Data:
Net cash provided by operating activities	75.3		71.4	76.3	65.0	70.9		2.4
Net cash used in investing activities	(49.1)		(27.3)	(30.4)	(21.7)	(36.7)		(1.2)
Net cash used in financing activities	(42.5)		(35.1)	(39.2)	(42.5)	(36.6)		(1.2)
Net increase (decrease) in cash and cash equivalents	(16.3)		9.0	6.7	0.8	(2.3)		—
Other Financial Data:
Gross margin(3)	35%		35%	36%	36%	35%		35%
Operating margin(4)	21%		20%	22%	21%	21%		21%
Net margin(5)	18%		16%	18%	18%	17%		17%
Capital expenditures	36.4		32.6	25.1	23.5	26.9		0.9
Depreciation and amortization	32.2		34.1	33.4	32.5	31.9		1.1
Cash dividends declared per share	2.3881	(6)	4.8564	5.4852	4.9419	4.796	(7)	0.16	(7)
Stock dividends declared per share	—		—	—	—	—		—

(1)

Includes interest income of NT$563 million, NT$288 million, NT$306 million, NT$189 million and NT$205 million (US$6.9 million) for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively, and interest expense of NT$36 million, NT$46 million, NT$33 million, NT$20 million and NT$22 million (US$0.7 million) for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

(2)	Excludes current portion of long-term loans.
(3)	Represents gross profit divided by revenues.
(4)	Represents income from operations divided by revenues.
(5)	Represents net income attributed to stockholders of the parent divided by revenues.
(6)

In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions of NT$2.137 per share, which amounted to an aggregate of NT$16.6 billion, from additional paid-in capital. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.”

(7)

Dividends for 2017, which are calculated based on Taiwan IFRSs, were approved by the board of directors in March 2018 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 15, 2018.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2017 have been translated into U.S. dollar amounts using US$1.00=NT$29.64, set forth in the statistical release of the Federal Reserve Board on December 29, 2017. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 20, 2018, the exchange rate was NT$29.48 to US$1.00.

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

Year Ended December 31	Average(1)	High	Low	At Period End
2013	29.73	30.20	29.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
2016	32.13	33.74	31.05	32.40
2017	30.27	31.19	29.64	29.64
October	30.25	30.44	30.12	30.12
November	30.08	30.21	29.97	29.98
December	29.95	30.05	29.64	29.64
2018 (through April 20)	29.27	29.61	29.03	29.48
January	29.40	29.61	29.05	29.16
February	29.25	29.42	29.03	29.32
March	29.20	29.35	29.10	29.10
April (through April 20)	29.28	29.48	29.14	29.48

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

For example, the NCC has been focused on promulgating rules related to digital convergence. On August 3, 2016 the NCC published a new policy guideline, declaring to amend the framework governing digital convergence and to develop draft laws. On April 5, 2017 the NCC drafted “the Telecommunications Management Act” and “the Digital Communications Act” and submitted them to the Executive Yuan for review. On November 16, 2017, the Executive Yuan approved the drafts and submitted them to the Legislative Yuan. The draft is being reviewed by the Transportation Committee of the Legislative Yuan now. The draft covers the following key areas: (i) to reduce the entry barrier to the telecommunications markets by changing the original concession/approval system to the approval/registration system; (ii) to make sure that the general market players shall have only ordinary obligations to the minimum necessary extent, provided that certain players possessing a dominant market position as published by the competent authority will be subject to more stringent control measures; (iii) to scale down the range of the right granted to telecommunications business to use private lands and buildings under the existing Telecommunications Act; and (iv) to introduce the internet governance principle whereby self-discipline and public-private partnership are to be the main governance mechanism for the internet. The new draft laws will reduce the entry barrier to the telecommunications market, which is expected to increase the competition in the market. Also, it is likely that the Company will be regarded by the competent authority as possessing a dominant market position in specific telecommunication service markets and will therefore be subject to special obligations involving a higher level of control by the authority. In addition, in view of the scale-down range of the right granted to telecommunications business to use private lands and buildings under the existing Telecommunications Act, the difficulty in the developing infrastructure of telecommunications networks will be greatly increased.

The amendments to the Radio and Television Act, the Cable Radio and Television Act and the Satellite Broadcasting Act were promulgated by the President on January 6, 2016. As these amendments focus primarily on lessening restrictions on cable broadcasting companies’ business operating location and accelerating digital construction in the cable broadcasting industry, we believe that our broadband internet and multimedia on demand, or MOD, businesses may be faced with more vigorous competition. As the newly amended Radio and Television Act (a) prohibits system operators from forcing content providers to offer differential treatment to other platforms in an inappropriate way, and (b) provides a legal basis for licensed shopping channels to be listed on the MOD platform, the amendment is helpful for our MOD to obtain more comprehensive program content. In May 2017, the NCC restarted the amendments to the Radio and Television Act, the Cable Radio and Television Act and the Satellite Broadcasting Act with an aim to remove restrictions on governmental and political parties’ investments in the broadcasting industries. However, the NCC have not released any draft until now, and our MOD business remains subject to such restrictions.

We have been designated by the government as a dominant provider of fixed communications and 3G mobile services within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the NCC. For example, the regulation governing the setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, our competitiveness, market position and profitability will be materially and adversely affected.

In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. As a dominant Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For example, the NCC adopted several rounds of tariff reduction plan, resulting in a number of price reductions in the tariff structures relating to our domestic fixed communications and mobile communications services. On March 8, 2017, the NCC announced a new plan for tariff reductions effective from April 1, 2017 to March 31, 2020. The reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, and to the monthly fees for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, fiber-to-the-building, or FTTB, asymmetric digital subscriber line, or ADSL, and the services which downlink and uplink speeds both over 100 Mbps). See “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

In addition, the relevant authority might require us to reduce tariffs over some services through other regulatory measures or administrative planning. For example, on November 4, 2015, the NCC determined to decrease our fixed telecommunications network interconnection fees and it was made retroactive since January 1, 2015. Furthermore, the NCC amended the article 14 and 17 of the Regulations Governing Network Interconnection among Telecommunications Enterprises on November 11, 2017, and announced “Upper Limit on Access Charge for the Third Generation Mobile Telecommunications Operators and Mobile Broadband Operators.” Pursuant to the amendment, starting from November 1, 2017, the tariff in the mobile interconnection fees will decrease over a period of four years, except the telecommunication fees (including interconnection fees) for incoming international long distance, or ILD, calls remain subject to mutual agreement between operators. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes.

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

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, our 3G mobile services license is valid until December 31, 2018, and the auction for such license was held in the fourth quarter of 2017. In November 2017, we obtained 4G mobile broadband services spectrum in 1800MHz and 2100MHz frequency bands, which are valid until the end of 2030 and 2033, respectively. Furthermore, the NCC may hold the auction for the license of the fifth generation, or 5G, mobile networks in 2020. If we are unable to successfully acquire and maintain the rights to use the licenses or frequency spectrums that we need for our future business operations, our business prospects and future results of operations may be materially and adversely affected. Furthermore, our 3G service license will expire on December 31, 2018, and the NCC will not issue a new 3G license to us in accordance with their policy to cease such 3G service in Taiwan. As a result, we may cease to provide such 3G service by the end of 2018 subject to the discussion with the NCC. If some of our 3G service customers are unwilling to migrate by then, we may face complaints from such customers.

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

We also face increasing fixed broadband competition from cable operators. Cable operators have been using low-priced internet access packages to attract new customers in specific areas and buildings in Taiwan. The percentage of digitization of cable television networks by December 31, 2017 has already been 99.46%, which increased the availability of high-speed internet services from cable operators. Furthermore, after the NCC relaxed the zoning restrictions on service areas for cable operators on July 27, 2012, new cable operators started to attract subscribers with limited channels and lower fee charges. As a result, we could face increased competition for our broadband access services and MOD IPTV services. If we are unable to compete successfully with the cable operators for broadband access services and MOD businesses, our results of operations could be impacted.

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

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. For example, in 2017, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$1.4 million (US$0.05 million). The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations.

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

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we are not insured against the loss of any of our personnel. We may not be able to retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we may be required to increase substantially the number of these employees in connection with any expansion, and there is intense competition for experienced personnel in the Taiwan telecommunications industry. The major three telecom operators in Taiwan, including us, are expanding the Information, Communication and Technology, or ICT, business and may increase the number of their employees as part of this expansion. In addition to telecom operators, some computer design companies and manufacturers are also expanding their business into this area and have been recruiting information technology related employees as well. We cannot assure you that we will be able to successfully attract and retain new information technology related employees. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

We may not realize the benefits we expect from our investments, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems. In order to continue to develop our business and offer new and more sophisticated services, we intend to continue to invest in different areas as well as new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to continue making substantial capital expenditures to further develop our range of services and products.

Commercial acceptance by consumers of the new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demand, thus impairing the expected return from our investments.

We cannot assure you that services enabled by the new technologies we are implementing, such as Internet of Things, or IoT, Software-Defined Network, or SDN, Network Functions Virtualization, or NFV, LTE WLAN Aggregation, or LWA, License Assisted Access, or LAA, Voice over LTE, or VoLTE, Wi-Fi Calling, Artificial Intelligence, or AI, Augmented Reality, or AR, Virtual Reality, or VR will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized an impairment losses for investment properties, equipment and intangible assets in the past. In 2017, we concluded that the recoverable amount representing the fair value less costs to sell investment properties was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$11.0 million (US$0.4 million) and the amount was recognized only to the extent of impairment losses that had been recognized in prior years.

We cannot assure you that we will be able to continue to maintain control of and consolidate the results of operations of our minority-owned subsidiaries. For example, we consolidate the results of operations of our subsidiary, Senao International Co., Ltd., or Senao, because we have remained control over Senao’s relevant activities. Please refer to Note 3 and Note 15 to our consolidated financial statements included elsewhere in this annual report for details of the relationship between Senao and its parent company. We cannot assure you that we will be able to continue maintaining control over Senao’s relevant activities. If we lose control of our minority-

owned subsidiary, we will no longer be able to consolidate the results of operations of such subsidiary, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

We may also from time to time make equity investments in companies, but we cannot assure you of their profitability. We cannot assure you that losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations.

In 2017, our subsidiary, SENAO, evaluated the goodwill that arose in the acquisition of Youth Co., Ltd and its subsidiaries, or Youth, and concluded that the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss of NT$9 million (US$0.3 million).

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and 4G mobile broadband networks. To meet the increasingly robust high-bandwidth requirements of digital convergence services, we continue to expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. Also, we continue to deploy 4G mobile broadband base stations and to enhance our 4G mobile broadband coverage and capacity. In November 2017, we obtained 4G mobile broadband services spectrum in 1800MHz and 2100MHz frequency bands. After that, we own three consecutive 20MHz spectrum in 1800MHz, 2100MHz and 2600MHz frequency bands, which may provide higher data transmission rates. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain the funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

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

As an internet service provider, we may not be able to protect our customers and their information from cyber attacks, nor protect our services from disruptions due to cybersecurity breaches.

As an internet service provider, our system is susceptible to cybersecurity risks, including hijack attacks, phishing attacks, hacker’s intrusions to steal customer’s information and distributed denial-of-service (DDoS) attacks. Our online services such as e-bills and multiple payment options through the internet are also vulnerable to cyber attacks. These attacks may disrupt our services and cause leakage of our customers’ personal information, which may result in significant damage and material adverse effect to our customers and our operations.

Currently, the Legislative Yuan is reviewing the draft of “Information Communication Security Management Act” submitted by the Executive Yuan on April 27, 2017. According to the draft under review by the Legislative Yuan, providers of key basic infrastructure are required to establish, amend and implement the maintenance plan of information communication security, and report the result of the implementation to the NCC. Once the draft “Information Communication Security Management Act” is approved by the Legislative Yuan, it is likely that the NCC regard us as a provider of key basic infrastructure in the communication area and then we will therefore be subject to special obligations. If we fail to comply with such requirements, we may be subject to administrative penalty. Furthermore, the European Union promulgated the General Data Protection Regulation, including strict requirements to protect personal information of customers and suppliers from countries in the European Union. We cannot assure you that our data protection measures are sufficient to prevent any data leakage or disruption of our service due to cyber attacks. We may suffer negative consequences, such as remedial costs, increased cybersecurity protection costs, lost revenues, litigation and reputational damage due to cyber attacks. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.”

Our largest stockholder may take actions that conflict with our public stockholders’ best interests.

As of December 31, 2017, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2017. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

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

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In particular, Taiwan’s economy is highly dependent on the technology industry, and any downturn in the global technology industry may have a material adverse effect on Taiwan’s economy, which in turn, could adversely affect the demand for our products and services. There have also been concerns over the armed conflicts and civil unrest in the Middle East, Africa and Asia Pacific (particularly the Korean Peninsula and the South China Sea) , which has resulted or could result in higher volatility on oil prices and stock markets, and the economic slowdown in Mainland China, which could have a material adverse effect on economies around the world. There have also been concerns over the exit of the United Kingdom from the European Union, worldwide populism trend that call for protectionism trade policy and potential international trade disputes, all of which could cause turbulence in the international markets and Taiwan’s market as well.

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

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2017 that are expected to be declared at our 2018 annual general stockholders’ meeting are calculated based on Taiwan IFRSs. It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

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

Our common shares are traded on the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. During 2017, the TWSE Index reached a low of 9,272.88 on January 3, 2017, and peaked at 10,854.57 on November 23, 2017. On April 20, 2018, the TWSE Index closed at 10,779.38. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The laws of the ROC limit foreign ownership of our common shares. Prior to March 1, 2006, the MOTC, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the MOTC as the competent authority under the Telecommunications Act pursuant to the National Communications Commission Organization Act, or the Organization Act. The NCC and the MOTC reached an agreement on foreign ownership of Chunghwa Telecom. An announcement issued by the MOTC on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 20, 2018, foreign direct holdings of our outstanding share capital is at 17.70%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the NCC will exercise its authority over us, or whether NCC will lower the foreign ownership cap at any time.

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

ITEM 4.INFORMATION ON THE COMPANY

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

•	mobile communications services, including mobile voice and data services, sales of mobile handsets, tablets, data cards and other mobile services;
•	internet services, including data communication services, such as HiNet, application value-added services, or VAS, and services provided to the government;
•	international fixed communications services, including ILD telephone services, international leased line services, international data services, satellite services and other international services; and

•	other services, including non-telecom services.

In addition to these traditional telecommunication services, we also focus on selected ICT services and advanced development.

For each of our key services, we enjoy leading positions across a number of areas in terms of both revenues and customers:

•	we are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider;
•	we are Taiwan’s largest broadband access and internet service provider; and
•	we are Taiwan’s largest IPTV service provider.

In 2017, our revenues were NT$227.5 billion (US$7.7 billion), our consolidated net income was NT$40.2 billion (US$1.4 billion) and our basic earnings per share was NT$5.03 (US$0.17).

In 2017, we made capital expenditures totaling NT$26.9 billion (US$0.9 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

Competitive Strengths

We believe that our primary competitive strengths are:

•	our position as an integrated, full-service telecommunications provider and our premium brand and broad customer base in Taiwan; and
•	our capital resources and technology.

We are an integrated full-service telecommunications provider and have premium brand and broad customer base in Taiwan.

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

Broad network coverage. In order to provide higher bandwidth services for our customers, we have been constructing our FTTx network since 2003. We have successfully migrated many of our customers from ADSL service to FTTx service, which offers even higher speeds by using fiber optic technology. As of December 31, 2017, network coverage of FTTx with speeds of 100 Mbps and higher was approximately 89.81%. In addition, our mobile communications network provides nationwide coverage. Our large mobile spectrum allocation together with our extensive network coverage positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom,” “emome” and “HiNet” have a reputation for quality and reliability. We serve our large customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution.” We are continuing to transform our retail stores while increasing the number of our service centers throughout Taiwan. Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. We eagerly enhance user experience at different channels. We integrate our online e-Shop and offline channels, with our Big Data capability, to accelerate development of our Online-to-Offline business. In addition, by leveraging our capability to analyze Big Data, we are able to adopt marketing initiatives to target different customer groups’ interests and preferences and increase the effectiveness of our cross-marketing efforts of our products and services to our existing and potential customers.

In 2017, we obtained several domestic and international awards which recognized our service quality, corporate governance and our fulfillment of corporate social responsibility. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award of Telecom Company in Taiwan for 13 consecutive years since 2005. We also have been awarded The Asset Corporate Platinum Award by The Asset Magazine for five consecutive years since 2013. In addition, we were ranked among the top five percent of TWSE-listed companies and the Taipei Exchange traded companies for corporate governance based on an evaluation conducted by TWSE for three consecutive years since 2015. Furthermore, we were also awarded the Excellence in Corporate Social Responsibility Award in Taiwan by Common Wealth Magazine for 11 consecutive years since 2007.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge, which we believe cannot be easily replicated by competitors. We also believe we will continue to attract and retain high quality employees.

We have the capital resources and technology to enhance our leading position.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. We continue construction of our existing 4G mobile broadband networks, our expansion of fiber to the x, or FTTx, broadband access services, IP-based MOD/OTT services, fixed-line/mobile VAS, ICT-related services and service platforms.  We will also continue to make investments in or to acquire other companies which provide complementary telecommunication VAS, contents and ICT-related services to further expand our business and offer new products and services.

Advanced network technology. In recent years, we have upgraded some of our FTTx access networks to FTTH access networks, aiming to achieve network coverage of FTTx with speed of 1 Gbps to 90% by 2020. In 2017, we also continued to deploy our 4G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. In 2017, our research and development expenses accounted for 1.7% of our revenues. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses—Research and Development” for descriptions about areas of our research and development. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

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

Broadband services: We strive to maintain our broadband market share. We typically realize higher average revenue per user, or ARPU, for our FTTx internet services, and we expect to continue to offer various incentives for our FTTx customers to upgrade to even higher speed FTTx services. We are continuing the build-out of our FTTx infrastructure, and we believe these efforts will help us maintain our competitive advantage for broadband services. A high quality broadband network is also essential for our high-definition MOD services. By offering 4K services, we enable our customers to enjoy quality content via our MOD platform. We leverage our robust cloud infrastructure to offer IPTV/OTT service and stay abreast with international trends. We also endeavor to improve our MOD business by facilitating the overall TV operational environment and created single channel subscription mechanism to encourage user-centric viewing. To further develop our MOD service, we will continue our revenue sharing arrangement with channel providers.

We have been building relationships with content providers and service providers to offer attractive content and services. Our strategy on MOD/VOD/OTT services is to enrich content, including by providing movies, drama, and TV series for SVOD, to leverage our existing base of fixed broadband and 4G mobile broadband subscribers to boost our MOD and OTT subscribers.

Since 2018, we plan to promote intelligent living services, especially in surveillance and health care services, to enhance value of our fixed broadband services. We consistently expand the scope and variety of our integrated services to create more value for our customers.

Mobile Communications: We obtained the 4G mobile broadband license in April 2014 and launched our 4G mobile broadband services in May 2014. Our strategy for mobile services includes the following initiatives:

•	Enhancing 4G mobile broadband network construction to accommodate the increasing mobile data usage;
•	Encouraging the migration of 3G service subscribers to 4G mobile services by offering attractive packages;
•	Reallocating resources to guide mobile subscriptions toward high-end plans;
•

Maintaining ample Wi-Fi hotspots to offer more wireless internet access service and to offload data traffic from our mobile networks; we had offered more than 64 thousand Wi-Fi hotspots by the end of 2017; and

•	Leveraging our technology capabilities and cooperating with potential partners to explore opportunities for future 5G IoT business development.

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet VAS, such as Security Operation Center, or SOC, Internet Data Center, or IDC and cloud services. Our Panchiao IDC, the largest cloud computing data center in Taiwan, commenced operations since July 2016, and we have started the second phase rack installation to meet increasing demands from the financial industry and international content providers.

Emerging services:  We continue to leverage our core telecommunication infrastructure and services to expand ICT services, including intelligent environment network service, or iEN, intelligent transportation service, or ITS and information security. In addition, we are developing in-house Blockchain, Big Data, AI and AR capability for future commercialization as well as cooperating with partners to develop an IoT ecosystem across various industries. We plan to set 400 thousand IoT devices connected with our IoT platform by the end of 2018 in Taiwan.

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

In order to ensure that our quality of service will translate into strong customer loyalty, we continue to focus on and invest in the provision of a full range of services that emphasize customer care from the point of sale onward. Our corporate customer services cover small, medium-sized and large enterprises. As of December 31, 2017, our Enterprise Business Group employed 499 professionals and offered packaged and customized services, customer-oriented solutions and integrated ICT services. To improve the quality of our customer services, we implemented a customer relationship management system, which encompasses a customer complaint system, a business information database for the use of our call centers, and a Big Data system to enhance our sales and market analysis efforts. For example, we leverage our capability to analyze Big Data in identifying locations for constructing base stations and target groups for marketing our services.

In addition, we offer 24-hour customer service, including consolidated billing for all services and online bill payment service at our website.

Improve operational and cost efficiency

We have historically been focused, and will continue to focus, on cost control. We continue to improve our operational and cost efficiency by migrating to more advanced networks and sophisticated operational support systems.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. To catch up with the fast evolution of digital devices and network applications, we continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. We continue to enhance LTE network construction and construct high capacity Wi-Fi/Fiber-Wireless networks to offload mobile network traffic. We will continue to leverage our core telecommunication infrastructure and services to expand the ICT business, including cloud services, enterprise total solutions and government projects.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in high-growth areas, such as ICT services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, and ICT solutions partners to diversify our business operations and enhance our service offerings.  In September 2017, we entered into a memorandum of understanding with Cisco Systems, Inc. to cooperate more deeply and leverage advantages of the two parties in areas of SDN and NFV technology, data center, information security, IoT and smart city. In November 2017, we formed an alliance with companies in telecommunications, financial and payments industries to enlarge mobile payment services and raise the popularity of mobile payment in Taiwan. In January 2018, we formed an alliance with industries, government and research institutions, to build an end-to-end 5G industry chain. In February 2018, we cooperated with NTT to demonstrate SDN technology in NTT R&D Forum 2018. In addition, in Mobile World Congress 2018, we cooperated with Nokia and Ericsson to build 5G trial network, and aim to pre-

commercialize in 2020. In March 2018, we cooperated with Tata Communications Limited and leveraged our IoT platform to provide enterprise customers complete and timely multinational services.

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

One of our consolidated subsidiaries, Chunghwa Precision Test Tech Co., Ltd., or CHPT, a semiconductor testing company, was listed on the General Stock Market of the Taipei Exchange (formerly known as Gre Tai Securities Market) since March 24, 2016. Benefitting from its advanced technology and one-stop shopping service, CHPT’s business continued to grow in the past few years. On March 23, 2018, we announced our plan to dispose of 1.5 million common shares of CHPT to fund future investment. We plan to complete the disposal by mid-May 2018. After the disposal, our ownership interest in CHPT will decrease from 38.30% to 33.72%.

Chunghwa Leading Photonics Tech Co., Ltd., or CLPT, was founded in July 2016, and we hold 75% of its equity interests. CLPT’s management team came from our Telecommunication Laboratories. The company has the fabrication and packaging technology for development and application on indium-gallium-arsenide photodetector.

Pursuant to the government’s southbound development policy, we set up Chunghwa Telecom (Thailand) Co., Ltd. in March 2017. The subsidiary currently provides international private leased circuit and internet protocol virtual private network, or IP VPN, services, and aimed to extend to ICT and IoT business in the future.

CHT Security Co., Ltd., or CHT Security, was founded in December 2017, and we hold 80.27% of its equity interests. CHT Security’s management team came from our Cyber Security Department of Data Communications Business Group. The company currently provides network certification services, management consulting services, data processing services, computer equipment installation, wholesale and retail of information software and electronic supply services.

Please also see Notes 3, 15, and 16 to our consolidated financial statements included elsewhere in this annual report for our current strategic investments.

Going forward, we will focus on digital economy and innovative businesses and may consider making other equity investments and acquisitions that we believe are complementary to our business and strategic goals. For example, we have joined Asian Silicon Valley Development Plan. By cooperating with other companies and leveraging our advantages, we strive to gain market share in the IoT business. Furthermore, we will continue to explore opportunities to strengthen our cooperation with companies in ASEAN countries and expand our geographic footprint, either in traditional telecommunication business, ICT or IoT businesses.

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and intend to maintain a sustainable dividend policy. Under the ROC Company Act, companies are allowed to distribute special cash dividend from capital surplus. In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in March 2018, our payout ratio was 95.7% in 2017 after adjusting for unappropriated earnings and setting aside the special reserve. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local telephone services and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, and other domestic services including ICT services. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$72.5 billion, NT$72.8 billion and NT$71.1 billion (US$2.4 billion), respectively, in 2015, 2016 and 2017, representing 31.3%, 31.6% and 31.3% of our total revenue in such periods.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Local telephone revenues:
Usage	14.5	12.9	11.3	382.6
Subscription	16.1	15.9	15.7	529.5
Interconnection	0.8	0.8	0.7	23.0
Pay telephone	0.3	0.2	0.2	6.1
Other	1.9	1.8	1.7	57.4
Total	33.6	31.6	29.6	998.6

We provide local telephone services to approximately 10.69 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 14.5%, 13.8% and 13.0% of our total revenues in 2015, 2016 and 2017, respectively. Approximately 73.8% of our local telephone customers as of December 31, 2017 were residential customers. We are currently the leader of the local telephone service market, with an average subscriber market share of approximately 94.0%, 93.5% and 93.3% in 2015, 2016 and 2017, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31
	2015	2016	2017
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,492	23,540	23,571
Fixed line customers:
Residential	8,239	8,067	7,883
Business	2,928	2,872	2,804
Total	11,167	10,939	10,687
Penetration rate (as a percentage of the population)	47.5%	46.5%	45.3%
Lines in service per household	0.97	0.94	0.91

(1)	Data from the Department of Population, Ministry of the Interior, ROC.

With the continued development of internet technologies, demand for local customer lines has been declining. The number of fixed-line customers decreased by 1.7% in 2015 compared to 2014, 2.0% in 2016 compared to 2015 and 2.3% in 2017 compared to 2016. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to internet telephony services.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year Ended December 31
	2015	2016	2017
	(in millions, except percentages)
Minutes from local calls (1)(2)	10,511	9,481	8,335
Growth rate (compared to the same period in the prior year)	(9.1)%	(9.8)%	(12.1)%

(1)	Includes minutes from local calls made on pay telephones and minutes from fixed line-to-mobile calls.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls decreased in 2015, 2016 and 2017 due to the impact of mobile substitution and increased use of voice over internet protocol, or VoIP, applications.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	1.39	1.37	1.37
Growth rate (compared to the same period in the prior year)	—	(1.4)	—

Average per minute usage charges decreased 1.4% to NT$1.37 in 2016, mainly due to the increase in number of users of mobile phones and VoIP telephony services, which also led to a decrease in total revenue derived from local telephone usage. Part of our competitive strategy is to offer customers innovative products and services intended to both secure customer loyalty and increase revenues. In particular, our VAS offerings are designed to increase our call revenues by increasing the number of calls our customers make and by receiving fees for usage of the VAS. These services include call waiting, caller identification, call forwarding, three-party calls, ring back tone and voicemail. Average per minute usage charges remained relatively stable from 2016 to 2017.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$3.1 billion, NT$2.9 billion and NT$2.6 billion (US$0.1 billion) in 2015, 2016 and 2017, respectively, representing 1.3%, 1.3% and 1.2% of our total revenues in such periods. This decrease was mainly due to the continuous decline in call minutes resulting from the migration to mobile services and increased use of VoIP applications. Our average market share by minutes in the domestic long distance market was approximately 82.2%, 83.0% and 82.7% in 2015, 2016 and 2017, respectively.

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

Our revenues from our broadband access services in 2015, 2016 and 2017 were NT$19.3 billion, NT$19.0 billion and NT$18.7 billion (US$0.6 billion), respectively. We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services.

From 2015 to 2017, we continued accelerating our high speed FTTx household coverage. We offer various promotional packages to encourage more migration of our FTTx subscribers to higher speed FTTx service. In 2017, FTTx revenue reached 91.5% of our total broadband revenue. As of December 31, 2017, 92.0% of our FTTx service customers subscribe HiNet ISP service.

Our subscriber market share of Taiwan’s broadband market was approximately 75.8%, 74.3% and 72.5% in 2015, 2016 and 2017, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	Year Ended December 31
	2015	2016	2017
FTTx service customers (in thousands)	3,358	3,484	3,552
ADSL service customers (in thousands)	1,138	992	916

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

The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
ARPU for broadband services per month(1)	714	717	718
ARPU for FTTx services per month(2)	828	811	801

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

Despite tariff reductions mandated by the NCC, our overall broadband ARPU increased in 2016 and 2017, mainly due to our successful strategy in migration mentioned above. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other mobile and fixed-line service operators for interconnection with our fixed-line network and for connection within their networks. As of December 31, 2015, 2016 and 2017, the total bandwidths of local and domestic long distance lines leased to third parties were 1,556.8, 1,678.8 and 2,025.2 Gbps, respectively. The number increased from 2015 to 2017 mainly due to the increase in demand for the bandwidth of backbone network for 4G mobile broadband services.

Our local and domestic long distance leased line services revenues were NT$4.4 billion, NT$4.3 and NT$4.3 (US$0.1 billion) in 2015, 2016 and 2017, respectively. Although the bandwidth leased to third parties increased, the revenue decreased year over year mainly due to the decline in rental fees.

Wi-Fi Services

As of December 31, 2015, 2016 and 2017, we had a total of approximately 2.4 million, 2.6 million and 2.7 million residential and business customers that leased our access points, respectively. In addition, we had more than 64 thousand hot spots in public areas by the end of 2017, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload mobile data network traffic.

MOD Services

Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our MOD customers can access TV programs, video-on-demand and other services. We had over 202, including 177 high definition, or HD, broadcasting channels and over 23,000 hours of on-demand programs.  In addition to our regular packaged offerings, we also offer SVoD services for film and drama. Furthermore, starting from the second half of 2017, our MOD platform started to offer OTT service such as KKTV and FOX+. As of December 31, 2017, we had 1.6 million MOD customers, including 977 thousand SVoD subscribers.

Our MOD revenues from 2015 to 2017 were NT$2.5 billion, NT$2.4 billion and NT$2.5 billion (US$86.1 million) in 2015, 2016 and 2017, respectively. The decrease in revenue from 2015 to 2016 was mainly due to the adjustment of our cooperation schemes with channel providers starting from the third quarter of 2015. The new schemes bring down our operating expenses while also impacting our revenues at the same time. The increase in revenue from 2016 to 2017 was mainly due to the increase in the number of IPTV and SVoD subscribers, which was attribute to the enhancement of local contents. We are pleased to see that our IPTV customers continued to sign up for additional SVoD programs.

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

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2015, we generated revenues of NT$80.9 billion, or 34.9% of our total revenues, from mobile services. In 2016, we generated revenues of NT$78.8 billion, or 34.3% of our total revenues, from mobile services. In 2017, we generated revenues of NT$75.8 billion (US$2.6 billion), or 33.3% of our total revenues, from mobile services. Our mobile VAS revenue grew by 4.8% from 2015 to 2016 and by 4.2% from 2016 to 2017 due to the launch of our 4G mobile broadband services in May 2015 and fast development in the 4G mobile broadband segment in the industry.

Our ARPU per month decreased to NT$598 in 2016 from NT$604 in 2015, primarily because we were focusing on gaining customers who are more price-sensitive to our 4G mobile broadband services in 2016. Our ARPU per month further decreased to NT$595 in 2017 mainly due to market competition. See “—Competition—Mobile Communications.”

Revenues from mobile VAS represented 49.0%, 52.7% and 57.0% of our total mobile services revenues in 2015, 2016 and 2017, respectively. The increase of mobile VAS revenue percentage was mainly attributed to the increase in mobile data plan subscribers.

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Mobile services revenues:
Usage(1)	35.8	33.0	29.2	984.6
Interconnection	3.7	2.7	2.1	71.2
Mobile VAS	39.6	41.5	43.2	1,458.3
Other	1.8	1.6	1.3	44.0
Total mobile services	80.9	78.8	75.8	2,558.1

(1)	Includes monthly fees.

Owing to the saturation and subscriber identification module card, or SIM card, consolidation in the entire mobile market in Taiwan, we are facing the decrease in total number of customers in the market. However, we are still the largest mobile operator in Taiwan in terms of revenues and number of customers. We had 10.45 million mobile customers, for a market share of approximately 36.5% of total mobile customers and approximately 37.2% of total mobile services revenues in Taiwan, as of December 31, 2017.

In October 2013, we obtained a 4G mobile broadband services spectrum of 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band. We paid NT$39.1 billion to the government for the spectrum. The license is valid until December 31, 2030. We have launched 4G mobile broadband services in May 2014.

In December 2015, we obtained additional spectrum for 4G mobile broadband services of 30 MHz paired spectrum in the 2500MHz and 2600MHz frequency bands, and we paid NT$10.0 billion to the government. The license is valid until December 31, 2033. We put these 2500MHz and 2600MHz frequency bands into use on March 24, 2016.

In November 2017, we further obtained spectrum for 4G mobile broadband services of 5 MHz paired spectrum in the 1800 MHz frequency band and 20 MHz paired spectrum in the 2100 MHz frequency band, including 15 MHz paired spectrum in the 2100MHz frequency band now for our 3G mobile services, and we paid NT$10.9 billion to the government. The license is valid until December 31 of 2030 and 2033, respectively. We will continue enhancing our 4G mobile broadband network capacity.

In February 2002, the MOTC granted 3G mobile services concessions to five companies, including us. In March 2002, we paid NT$10.2 billion to the government for our concession. Our 3G mobile services license is valid until December 31, 2018. In July 2005, we launched our 3G mobile services, using WCDMA technology. See the detail in mobile spectrum allocation in “Network Infrastructure.” Meanwhile, our 2G service license has expired in June 2017, and we have ceased our 2G service afterward.

Chunghwa Telecom is the pioneer and leader of roaming services in Taiwan. By the end of 2017, we commercially launched roaming services with 468 networks in 198 countries, including 146 LTE roaming partners in 75 countries. Meanwhile, we offer diverse and competitive roaming services in order to meet customers’ demand. By strategically cooperating with the chief mobile companies, ultimately we won high reputation and the best brand value in roaming market.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the Year Ended December 31
	2015	2016	2017
Taiwan population (in thousands)(1)	23,492	23,540	23,571
Total mobile revenues in Taiwan (in billions)(2)	NT$217.1	NT$211.9	NT$201.2
Annualized churn rate(3)	18.17%	22.80%	21.98%
Minutes of usage (in millions of minutes):
Incoming	11,428	9,953	8,424
Outgoing	11,626	10,245	8,722
Average minutes of usage per user per month(4)(5)	172	153	135

(1)	Data from the Department of Population, Ministry of the Interior, ROC.
(2)	Data from the statistical monthly release by the NCC, in the ROC, which include mobile revenues from 2G, 3G and 4G mobile broadband services.
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

The total mobile customers in Taiwan had reached approximately 28.7 million as of December 31, 2017. Mobile penetration was approximately 121.6% on the same date. The overall mobile services market experienced a slight decrease of 5.0% in revenues in 2017 mainly due to the decrease in total number of customers in the mobile market. As of December 31, 2017, we had 8.0 million and 2.5 million subscribers for 4G and 3G services, respectively.

We offer incentives, such as mobile handset subsidies for the immediate purchase, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us ranging from 12 months to 30 months.

Our tariffs for post-paid mobile customers primarily consist of usage fees and monthly fees. We also offer discounts on usage fees for calls made between our mobile customers to encourage subscription to our mobile service.

We began offering prepaid card services in October 2000, prepaid 3G card services in February 2008, and prepaid 4G card services in April 2015. As of December 31, 2017, we had approximately 1.6 million prepaid customers, representing approximately 15.2% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

Sales of Mobile Handsets, Tablets and Data Cards

We engage in the distribution and sales of mobile handsets, tablets and data cards for use on our mobile network to customers through our directly-owned stores, our online e-Shop, our subsidiary Senao, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution.”

ICT and Other Services

Our ICT and other services in our mobile communications business include ICT services, corporate solution and bill handling services. See “Emerging Services.”

Internet Business

Our internet business includes data communication services, application VAS and services provided to the government. Our revenues from internet business represented 11.1%, 12.2% and 12.7% of our revenues in 2015, 2016 and 2017, respectively. In 2017, our revenues from internet business as a percentage of our revenues increased mainly due to the increase in revenues generated from services such as IDC, HiNet, HiLink, information security and IoT.

Data Communication Services

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2015	2016	2017
	(in thousands)
Total internet subscribers in Taiwan	6,151	6,099	6,113
HiNet subscribers:
HiNet FTTx subscribers	3,083	3,221	3,294
HiNet ADSL subscribers	688	539	439
HiNet dial-up subscribers	426	413	400
Other access technology subscribers	2	2	1
Total HiNet subscribers	4,199	4,175	4,134

Our ISP service subscribers decreased from 2015 to 2017 mainly due to the competition from cable broadband operators and substitution by mobile broadband services. We are still the largest ISP in Taiwan, with a subscriber market share of 67.6% among 412 ISPs in ROC as of December 31, 2017. As of December 31, 2017, approximately 83.6% of our broadband customers were also HiNet subscribers, using HiNet as their ISP.

Application VAS and Services Provided to the Government

Application VAS and services provided to the government includes services regarding to IDC, cloud computing, information security and IoT. See “Emerging Services.” In 2017, we developed an open IoT application platform featured with functions of cloud computing, Big Data analysis, artificial intelligence and augmented reality, etc. to enlarge the cooperation with IoT industry as well as strengthen its domestic ecosystem. We will continue to explore new IoT applications such as remote water control, smart metering and smart lightening.

International Fixed Communications Business

Our international fixed communications business includes ILD telephone services, international leased line services, satellite services and ICT and other international services.

ILD Telephone Services

We provide ILD telephone services in Taiwan. Total revenues from ILD telephone services comprised 4.2%, 3.8% and 3.2% of our revenues in 2015, 2016 and 2017, respectively.  Our ILD telephone revenues decreased by 8.5% to NT$8.8 billion in 2016, and further decreased by 16.4% to NT$7.4 billion (US$0.2 billion) in 2017, primarily due to the intense competition from VoIP-based ILD service providers and free VoIP applications. Our average market share of the ILD market by minutes was approximately 57.8%, 55.8% and 62.5% in 2015, 2016 and 2017, respectively. Our ILD services consist primarily of international direct dial services and the wholesale of ILD traffic. The wholesale of ILD outgoing traffic accounted for 54.7% of our total ILD outgoing minutes in 2017. We provide wholesale ILD services to international simple resale, or ISR, operators that do not possess their own telephone network or infrastructure.

International calls to our top five destinations represented 50.6% of our outgoing ILD call traffic in 2017, including Mainland China, Philippines, Indonesia, the United States and Japan. International calls from our top five destinations represented 56.7% of our incoming ILD call traffic in 2017, including Canada, Mainland China, the United States, Korea and Indonesia.

The following table sets forth information with respect to usage of our ILD services for the periods indicated.

	Year Ended December 31
	2015	2016	2017
	(in millions, except incoming/outgoing ratio)
Incoming minutes	937	787	756
Outgoing minutes	1,346	1,022	854
Total minutes	2,283	1,809	1,610
Incoming/outgoing ratio	0.70	0.77	0.89

Total incoming call volume decreased by 16.0% from 2015 to 2016, and further decreased by 3.9% in 2017, mainly due to the intensified market competition from VoIP-based ILD service providers, free VoIP applications and other ILD service providers. Similarly, due to this intensified competition, total outgoing call volume decreased by 24.1% from 2015 to 2016 and further decreased by 16.4% in 2017.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to a total of five undersea cable operators, including us, to engage in leased line services. Demand for high-speed data transmission services has been growing rapidly, as a result of growing consumer demand and lower tariffs due to increased competition. The total bandwidth of our lines leased increased by 39.2% from 2,009.6 Gbps in 2015 to 2,796.6 Gbps in 2016, and further increased by 73.6% to 4,855.6 Gbps in 2017.

Rental fees for ILD leased line are generally based on transmission speed and distance. We continue to experience a decline in rental fees for international leased lines, partly as a result of competition from other international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$1.7 billion, NT$1.8 billion and NT$1.9 billion (US$65.7 million) in 2015, 2016 and 2017, respectively, mainly due to our expansion to the overseas markets and growing consumer demand mentioned above.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years. Please refer to Note 40 of our consolidated financial statements included elsewhere in this annual report for further details.

In addition, we have two satellite communication centers that enable us to provide TV broadcast, satellite VAS and backup systems for use in major emergencies. We also provide satellite services to Southeast Asia.

ICT and Other Services

Our ICT and other services in our international fixed communications business include corporate solution services. See “Emerging Services.”

Others

Our other business segment includes our non-telecom services, including semiconductor testing components and printed circuit board sales made by our subsidiary, CHPT, and property development and management services provided by our subsidiary, Light Era Development Co., Ltd., or Light Era.

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

Our ICT services includes integrated services such as our iEN, ITS, Internet of Vehicles, and eHome. Our iEN service helps companies and corporations implement energy-saving measures through computer-driven data analysis. Our ITS service provides navigation, real-time traffic information and infotainment through mobile devices for cars and drivers. By leveraging high speed 4G mobile broadband networks, we offer innovative Internet of Vehicles services including GPS, audio and video streaming, car information, etc. available for tablets. Besides, we also help household as well as enterprise to build an automatic interior environment in areas including security, parking and communications. In addition to developing ICT businesses mentioned above, we also pursue ICT projects from both public and private sectors aiming to expand our revenue streams.

A Content Delivery Network, or CDN, is a system of distributed servers that deliver webpages and other web content to a user based on the geographic locations of the user, the origin of the webpage and a content delivery server. This service is effective in speeding the delivery of content of websites with high traffic. The closer the CDN server is to the user geographically, the faster the content will be delivered to the user. We provide CDN service to internet content providers to ensure stable quality when programs are broadcasted. We will expedite CDN construction to enhance digital convergence product competitiveness.

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection fee revenues:
Fixed line	1.0	0.9	0.8	26.0
Mobile	3.7	2.7	2.1	71.2
Interconnection costs:
Fixed line	2.3	1.6	1.2	39.4
Mobile	3.9	3.0	2.5	83.3

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers is NT$0.4851 per minute during peak times and NT$0.2531 per minute during off-peak times.

The NCC mandated mobile interconnection rate reduction over a period of four years starting on January 5, 2013. The NCC further mandated a mobile interconnection rate reduction over a period of four years starting from November 2017 from NT$1.15 per minute to NT$0.571 per minute. Therefore, our mobile interconnection revenues and costs decreased from 2015 to 2017.

Currently, for fixed-line-to-mobile calls, (i) the fixed-line network operators have the right to set the rates of telecommunication fees and to be charged to customers; (ii) fixed-line network operators have to pay interconnection fees to mobile network operators in accordance with the interconnection rate prescribed by the NCC. In addition, we are specifically required by the NCC to pay transition fees on top of the interconnection fees mentioned in (ii) from January 1, 2011 to January 1, 2017.

Fixed interconnection costs decreased from 2015 to 2017 mainly due to (1) decreasing transition fees year over year, (2) reduction of mobile interconnection rate for fixed-line-to-mobile calls, and (3) decreasing traffic volume.

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
•

Distribution Channels. We seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, to expand our sales channels more effectively, we also implement an external sales agent system by collaborating with Senao, Synnex Technology

International Corporation and Tsann Kuen Trans-Nation Group, which collaborations enable us to get closer to every customer. In addition, we have set online e-Shop to improve our operational efficiency and to reach more young people.

•

Business Customers. We devote an account manager to serve corporate customers and develop customized solutions for their needs. In addition, we continually update and expand our service offerings so that we can remain a one-stop services provider to our corporate customers, including providing ICT products such as Big Data analysis, information security and cloud computing to help our corporate customers improve their efficiency and competitiveness.

•

Branding. We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as HiNet, emome and Hami. We plan to leverage our leading market position and status to strengthen the overall advantage of our product brands.

Sales and Distribution

As of December 31, 2017, we had 17 operations offices for operations, 465 service centers and 6 customer service call centers for sales and customer service. In addition, in 2017, visits to our online e-Shop were over 30 milllion times, and the number of transaction was triple compared with that in 2016.

We also had 285 Senao exclusive service stores as of December 31, 2017. In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan. Senao has been listed on the TWSE under the number “2450” since May 2001. Our equity ownership in Senao decreased from 31.33% as of January 15, 2007 to 28.93% as of March 31, 2018. Our investment in Senao enhanced our mobile handset distribution and sales capabilities. Our customers can subscribe for our broadband service, MOD service and other services at Senao retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and Senao about our business cooperation.

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

•	MOD services: Major competitors in this field include five cable TV MSOs, 27 independent MSOs as well as OTT service providers. The different service providers compete on the basis of the multimedia content offered along with the ability to offer converged services by offering comprehensive solutions including data communications, voice communications and multimedia content.

Mobile Communications

There are five mobile operators in Taiwan, including Chunghwa Telecom, Taiwan Mobile, Far EasTone, Taiwan Star Telecom Corporation Ltd., or T-Star, and APTG. All of these five operators have 4G mobile broadband licenses. In addition to the big three, T-Star and APTG underwent mergers and acquisitions in order to compete in the market for 4G mobile broadband services. T-Star merged with VIBO Telecom Inc., a former 3G operator, in October 2014, while APTG merged with Ambit Corporation, one of the 4G mobile broadband license winners, in December 2015, with APTG as the surviving company. Each 4G mobile broadband network operator has been providing promotional programs to attract consumers, including unlimited data plans. In recent two years, T-Star and APTG provided unlimited data plans with extremely low prices, and indeed acquired many subscribers. In addition to the 3G and 4G mobile network operators discussed above, First International Telecom used to operate a personal handy-phone network but was declared bankrupt by the Taiwan Taipei District Court on December 26, 2014, and discontinued operations on March 31, 2015.

In addition to the mobile network operators, the NCC has issued a total of 14 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide 3G mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider.

We compete in the wireless services market primarily on the basis of premium brand, price, quality of service, network reliability and attractiveness of service packages. See “Network Infrastructure—Mobile Services Network” for a discussion on our advantage of 4G mobile broadband services spectrum.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet and TWM Broadband. We compete in the internet services market primarily on the basis of price, technology, speed of transmission, amount of bandwidth available for use, network coverage and VAS.

International Fixed Communications

Our major competitors are TWM Broadband, New Century Infocomm Tech. Co., Ltd. and APTG, which have provided fixed-line services since June 2001. These operators are primarily focused on ILD services and corporate customer services, which typically generate higher revenue than residential customers.

There have been four alternative submarine cable services licenses granted since August 2001. These submarine cable operators, including East Asia Network Inc., Reach Cable Networks Limited, Taiwan International Gateway Corporation and FLAG Telecom Taiwan Services Limited, offer international leased line services to other fixed-line operators, internet service providers and ISR operators.

Our ILD services compete with ILD resale services and VoIP services such as those provided by mobile applications.

Emerging Services

Our major competitors in ICT services are system integration service providers, including HwaCom Systems Inc., MiTAC Information Technology Corp., NEC Taiwan Ltd., Acer Incorporated, Tatung Company, SYSTEX Corporation, SYSCOM Group, IBM Corporation, HP Company and Stark Technology Inc.

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

Approximately 13,078 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2017.

Transmission Networks

As of December 31, 2017, our transmission networks consisted of approximately 2.5 million fiber kilometers of fiber optic cable for trunking and approximately 9.3 million fiber kilometers of fiber optic cable for local loop.

Due to the high utilization of our existing Re-configurable Optical Add-Drop Multiplexer, or ROADM network, we began to introduce the optical transport network, or OTN, trial network to meet the demand of 100G wavelength services in 2014.  We had completed the deployment of 232 wavelength OTN by the end of 2017. We had a trial of one wavelength 200Gbps transmission technology in 2017. This trial verified the scalability of the OTN to meet the explosive bandwidth demand.

As part of our strategic focuses on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high speed internet access and VPN. As of December 31, 2017, we have constructed approximately 9.2 million FTTx ports. Our FTTx service can offer high-speed broadband internet access rates up to 1 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services for the customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2017, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 16.7 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2017, our Next Generation Network, or NGN core network capacity consisted of 1,240,000 local telephone subscribers, comprising 448,000 Session Initiation Protocol-based, or SIP-based, and 792,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We owned high-speed NGN Managed IP backbone network by the end of 2017 with 12 sets of 4Tbps switch routers for the inner core network and more than 34 sets of 4Tbps/1.6Tbps switch routers for the outer core network. The bandwidth of the network is approximately 1,790 Gbps as of the end of 2017. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 94 telecommunications service providers in 42 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had time-division multiplexing, or TDM, international gateway switches and NGN international gateway switch. We had a trunk capacity of 149,820 channels in total as of December 31, 2017.

As of December 31, 2017, we had invested in 20 submarine cables, nine of which land in Taiwan. We had increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 4,025 Gbps in 2016 to 5,028 Gbps in 2017.

Mobile Services Network

Our mobile services network consists of:

•

cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ mobile handsets within the range of a cell;

•	BSC (base station controllers) for RNC (radio network controller) for 3G, which connect to, and control, the base station within each cell site;
•	cellular switching service centers for 3G, which control the base station controllers and the processing and routing of telephone calls;
•	GGSN (gateway GPRS support nodes), which connect our GPRS network to the internet;
•	SGSN (serving GPRS support nodes), which connect the GPRS network to the base station controllers;
•	MME (mobility management entity), which connects the base station to our 4G core network that is responsible for control side;
•	S GW (Serving Gateway), which connects the base stations to our 4G core network that is responsible for data side;
•	PDN GW (Packet Data Network Gateway), which connects our 4G core network to the internet; and
•

transmission lines, which link (i) with respect to the 3G/4G network, the mobile switching service centers, MME, S GW, base station controllers, base stations and the public switched telephone network, and (ii) with respect to the GPRS/4G core network, the base station controllers, the support nodes, PDN GW and the internet.

We have 15 MHz paired spectrum in the 2100MHz frequency band for our 3G mobile services, which was launched in July 2005 to provide voice communication services and 3G data services.

In May 2014, we launched our 4G mobile broadband services with 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band. In December 2015, we obtained additional spectrum for 4G mobile broadband services of 30 MHz paired spectrum in the 2500 MHz and 2600 MHz frequency bands. In June 2017, we implement four frequency band CA technology into our 1800/2600 MHz frequency band base stations that is expected to increase users’ downlink speed over 500 Mbps. In November 2017, we further obtained spectrum for 4G mobile broadband services of 5 MHz paired spectrum in the 1800 MHz frequency band and 20 MHz paired spectrum in the 2100 MHz frequency band, including 15 MHz paired spectrum in the 2100MHz frequency band now for our 3G mobile services. After that, we own three consecutive 20MHz spectrum in 1800MHz, 2100MHz and 2600MHz frequency bands, which may provide higher data transmission rates.

We have also installed an intelligent network on our existing mobile services network infrastructure, which enable us to provide additional functions, such as prepaid and VPN services as well as a wide range of VAS.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 34 points of presence approximately 5,664,000  broadband remote access server ports and a backbone bandwidth of approximately 7,217  Gbps as of December 31, 2017. We aim to achieve HiNet’s points of presence and backbone bandwidth to approximately 8,937 Gbps by the end of 2018.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had high-speed internet protocol backbone network by the end of 2017 with 20 sets of 46Tbps/30Tbps /12.8Tbps/10.24Tbps/4.48Tbps switch routers for the inner core network and more than 54 sets of 10.56Tbps/5.28Tbps/4Tbps/2.64Tbps/1.6Tbps/640Gbps switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 12 domestic and five overseas point-of-presences and the total capacity is approximately 400 Gbps. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 1,286  Gbps as of December 31, 2017. As we expect that internet traffic flows to and from the United States will continue to increase, we have been continuously expanding our bandwidth to the United States. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, Thailand and the United Kingdom.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2017, we had 324 frame relay ports, 870 asynchronous transfer mode ports and approximately 104,283 multi-protocol label switching internet protocol VPN virtual ports.

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

Cybersecurity and Personal Information Protection

Our planning and promotion of information security and personal information protection policy is based on the Plan-Do-Check-Act (PDCA cycle) and was established complying with the ISO27001, BS10012, Information Security Management System and Personal Information Protection Management System.

In addition, these policies and procedures have been defined in operational rules for all of our business and service contracts. These documents are available to internal use for all of our employees.

Cybersecurity risks have been included in the overall risk management framework. Our information security and personal information protection policy is reviewed and amended in accordance with international trend of cybersecurity and governmental regulations. We also put results of annual audit program and external threats discovered by our SOC into consideration.

The aforementioned information security strategy and action solution as well as key performance indicators are required our president’s approval. Our senior executive vice president of business, concurrently served as our chief information security officer and data protection officer, convenes regular meeting in order to conduct review and the procedure of improvements. In addition, the board of directors engaged in the discussion and review of information security/cybersecurity and personal information protection strategy.

To prevent increasing cyber risks and threats, we have implemented the measures described below.

•	Responsibilities, accountabilities and reporting lines are systemically defined in all divisions and group companies.
•	We implement social engineering drill annually to enhance security awareness for all personnel.
•

All of the high-availability systems in our data centers are deployed with firewall and Intrusion Prevention System, or IPS. We also provided DDoS mitigation solution to defend against hackers’ attacks.

•

All of the information systems and websites are scanned for vulnerabilities and a dedicated team of information security experts is responsible for conducting penetration testing on our information system, websites and Apps, to prevent leakage of customer information.

•	System developers of our company, including outsource developers, are required to attend secure coding training courses and obtain relevant certifications.
•	We have enhanced the firewall policy and adopted minimum principle to limit the IPs and ports access control, in order to reduce intrusion risk from hackers.
•	We have enhanced our system access controls including, among other measures, by using two-factor authentication and by limiting daily operational access to dedicated terminals in a separate network.
•

We have enhanced the retention and monitoring for all system, database, and applications logs as an additional information security measure and our managers review system logs and inquiry records on a daily basis.

•

We implement adverse situation drills annually to ensure the established and implemented Business Continuity Planning are valid and effective. In addition, we participate in drills held by the government regularly.

•	We established CHT SOC, which is responsible for incidents and threats monitoring, notification and emergency response.
•	We actively cooperate with industries, the government, and academic sectors in order to exchange the information and foresee relevant threats and perform early preventions necessitated.
•	We required our branch offices to comply with ISO27001 and obtain the ISO27001 certification.

To prevent harm on personality rights, the Personal Information Protection Act, or PIPA, governs all the collection, processing and use of personal information, and it applies to all individuals, legal entities, and enterprises. We have conducted inventory checks of personal information that we currently hold, established standard operating procedures, or SOP, to comply with the requirements under PIPA, and have taken information security measures to protect the data. We have posted a copy of our privacy policy on our website at http://www.cht.com.tw/en/csr/upload/content/CHT_Privacy_Policy.pdf.

To comply with the PIPA, we implemented a series of measures to avoid the leakage of customers’ information:

•	According to our personal data safety and awareness plan, all of our employees are required to take training programs and to pass the awareness test once a year.
•	Documents containing customer’s personal information are labeled “highly confidential.”
•	We required our branch offices to implement a drill in personal data leakage incident handling once a year.
•	Any access to the system including personal information should be monitored and recorded, and these records will be reviewed by relevant supervisors regularly.
•

We has developed a Segregation of Duties, or SoD, requirement to avoid unauthorized behavior. Relevant supervisors are asked to review access authorization of systems, and to ensure the compliance with SoD.

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

We are now focusing more on rental income and will continue seeking development opportunities from the ROC central and local government urban planning programs to increase the value of our land, buildings and equipment. We have received approximately NT$609.1 million (US$20.5 million) in rental income from properties in 2017.

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

Except as disclosed in our annual report, we believe that we have not been involved in any legal or arbitration proceedings during 2015, 2016 or 2017 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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

Licensing of Telecommunications Services

Type I and Type II Service Providers

Under the Telecommunications Act, telecommunications service providers are classified into two categories:

Type I. Type I service providers are providers that install network infrastructure, such as network transmission, switching and auxiliary equipment for the provision of telecommunications services. Type I services include fixed-line services such as local, domestic long distance and ILD services, as well as interconnection, leased line, ADSL and satellite services and wireless services such as mobile, including mobile data and trunked radio services.

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

•	integrated services, including local, domestic long distance and ILD telephone services;
•	local telephone services;
•	domestic long distance telephone services;
•	ILD telephone services; and
•	local, domestic long distance and ILD leased line services.

Licenses for local telephone and integrated services are valid for 25 years. Licenses for domestic long distance and ILD telephone services are valid for 20 years. Licenses for leased line services are valid for 15 years. If the service provider wishes to continue operating, the service provider needs to apply for a license renewal to the NCC between nine months and six months before the expiration of their license. The minimum paid-in capital requirements for integrated services providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$21 billion, NT$8.4 billion and NT$6.4 billion, respectively. The minimum paid-in capital requirements for both domestic and ILD telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$1.05 billion and NT$800 million, respectively. The minimum paid-in capital requirements for international undersea leased cable service providers that applied for a license before June 30, 2004, between July 1, 2004 and January 31, 2008, between February 1, 2008 and June 30, 2013 and on or after July 1, 2013 are NT$420 million, NT$420 million, NT$320 million, and NT$300 million, respectively. The minimum paid-in capital requirement for local telephone service providers that applied for a license between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 are NT$6.3 billion and NT$4.8 billion, respectively, multiplied by the Local Network Operation Weights for the regions in which local network managerial rights have been granted to the service provider. The Local Network Operation Weights are calculated as the population of the region as a proportion of the entire population of Taiwan and are announced by the competent authority every three years. If an applicant for a license is also a Type I service provider, it will need to combine the minimum paid-in-capital requirements for all relevant services.

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

Mobile Broadband Services. Pursuant to the Regulations for Administration of Mobile Broadband Businesses, the 4G mobile broadband service providers must obtain the concession license issued by the NCC before providing 4G mobile broadband services. The license granted for the application in 2013 is valid from the license issue date until December 31, 2030 and the license granted for the application in 2015 is valid from the license issue date until December 31, 2033. The license of 1800 MHz and 2100 MHz granted for the application in 2017 is valid from the license issue date until December 31, 2030, and December 31, 2033, respectively. The operation area of 4G mobile broadband services covers throughout the ROC.

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

The mobile broadband services licenses were released for the first time in 2013, and we received the license on April 30, 2014. As a result, we started to launch the mobile services on May 29, 2014. The mobile broadband services licenses were released for bidding for a second time in 2015, and we received the license to operate these frequency bands on March 23, 2016. On November 15, 2017, the NCC completed the third round of bidding on the mobile broadband services licenses, and we were the one of the winning bidders. We have obtained the license on April 11, 2018.

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

We currently hold a fixed satellite services license, valid from December 10, 2008 to December 9, 2018, and we will apply for extension.

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

Primary tariffs include:

•	for fixed line local telephone services: monthly fees, usage fees, monthly rental fees of leased lines, pay telephone usage fees and internet connection service fees;
•	for fixed line domestic long distance telephone services: monthly rental fees of leased lines;
•	for fixed line ILD telephone services: leased line monthly rental fees;
•	for wireless services, including 3G mobile services: monthly rental fees and the prepaid communication charges;
•	the wholesale price enacted in accordance with this regulation; and
•	other fees or tariffs announced by the NCC.

In addition, a dominant Type I service provider is required to set wholesale prices for the provision of its telecommunication services to other telecommunications enterprises. Factors affecting the determination and adjustments of the wholesale price include the establishment, change, cancellation and connection fees. These telecommunication services and their suitable targets, all of which are subject to annual reviews by the NCC, include:

•	interface circuits (local and long distance) between internet access service providers and customers for Type I and Type II service providers;
•	interface circuits (local and long distance) between internet access service providers for Type I and Type II service providers that are internet access service providers;
•	interconnection circuits between Type I service providers and between Type I and Type II service providers of ISR and E.164 VoIP services;
•	DSL-family (xDSL) circuits for fixed line service providers and internet service providers;
•	other local and long distance data circuits for Type I and Type II service providers; and
•	broadband internet interconnection for Type I and Type II service providers that are internet access service providers.

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

Unless otherwise provided by the laws, interconnection charge of the providers for the 3G mobile communications business and the mobile broadband business should be calculated based on the decrees issued by NCC. The foregoing shall apply, mutatis mutandis, to the calculation and reviewing method of the interconnection charge of the dominant providers for fixed communication services.

Unbundled network components of the providers for the 3G mobile communications business and the mobile broadband business include:

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

Spectrum Allocation

The MOTC is responsible for allocating all radio related frequencies primarily according to the standards set by the International Telecommunications Union. The NCC is responsible for the licensing of operators to use these frequencies. A total of 20 MHz of FDD spectrum around the 850 MHz frequency band and a total of 110 MHz of FDD spectrum around the 2100 MHz band have been allocated for 3G mobile services, and the licenses will be expired in December 2018.

On October 30, 2013, NCC completed the bidding process for the spectrum to provide 4G mobile broadband services and a total of 270MHz of FDD spectrum over 700MHz, 900MHz, and 1800MHz frequency bands have been assigned to six nominated bidders, including us, and the licenses will expire in December 2030. The spectrum for 4G mobile broadband services was released adhering to the principle of technological neutrality. On December 7, 2015, the NCC completed a second round of bidding on 4G mobile broadband spectrum. A total of 190 MHz spectrum of the 2500 MHz and 2600 MHz frequency bands were assigned to four nominated bidders, including us, and the licenses will expire in December 2033. On November 15, 2017, the NCC completed a third round of bidding on 4G mobile broadband spectrum. A total of 130MHz of FDD spectrum over 1800MHz and 2100MHz frequency bands have been assigned to four nominated bidders, Far EasTone, Taiwan Mobile, T-Star and us, and the licenses will expire in December 2030 and 2033, respectively.

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

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a 3G mobile services provider, a WiMax service operator and a mobile broadband services provider, is required to provide its customers with equal access to the domestic and ILD telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. When a customer makes a call using call-by-call selection, such customer has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. The pre-selection function allows any customer to select in advance a long distance or international service provider of his or her choice. When such customer makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such customer.

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

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2018.

D. Property, Plant and Equipment

Please refer to “—B. Business Overview” for a discussion of our property, plant and equipment.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report.

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2017 have been translated into U.S. dollar amounts using US$1.00=NT$29.64, set forth in the statistical release of the Federal Reserve Board on December 29, 2017. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

Changes in our revenue composition and sources of revenue growth

Our domestic fixed communications business revenues are derived primarily from the provision of local, domestic long distance, broadband access, leased line service, MOD, and other domestic services including ICT, cloud services, corporate solution services, billing handling services and the leasing of real estate properties. In addition, we also derive fixed-line revenues from providing interconnection services to other carriers. Our revenues from mobile communications business are principally derived from the provision of mobile services, sales of mobile handsets, tablets and data cards and other mobile services. Our revenues from internet business are generated principally from HiNet internet service, data communication services, internet VAS, internet data center, and other internet services including ICT and cloud services. Our revenues from international fixed communications business are derived primarily from ILD, international leased line, international data services, satellite services, and other international services. Our other revenues are principally derived from non-telecom services.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2015	2016	2017
Revenues:
Domestic fixed communications business	31.3%	31.6%	31.3%
Mobile communications business	49.6	48.2	48.1
Internet business	11.1	12.2	12.7
International fixed communications business	6.7	6.3	5.9
Others	1.3	1.7	2.0
Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last three years. We derive domestic fixed communications revenue from the provision of FTTx and ADSL access services that provides customers with data access lines. The percentage increased in 2016 mainly attributable to the increase in ICT revenues, which was partially offset by the decline in domestic long distance and local call service revenue. Revenue from domestic fixed communication decreased as a percentage of our total revenue in 2017 mainly due to the decline of domestic long distance and local call service revenue because of mobile and VoIP substitution, and mandatory reductions in tariffs for FTTx and ADSL services. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business was a major contributor to our revenues over the last three years. In 2016, the percentage of total revenues derived from mobile communications business decreased mainly due to the decline in voice revenue and revenue from our sales of mobile handsets, tablets and data cards, which was partially offset by the increase in mobile VAS revenue. In 2017, Revenue from mobile communications business decreased as a percentage of our total revenue mainly due to the decline in voice revenue, which was partially offset by the increase in mobile VAS revenue and revenue from our sales of mobile handsets, tablets and data cards. We believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of data communication services, application VAS and services provided to the government. In 2016 and 2017, the percentage of revenues from internet services within total revenues increased mainly due to the increase in revenues generated from services such as IDC, HiNet, HiLink, information security and IoT.

We derived our international fixed communications revenues mainly from ILD telephone services and international ICT services. Revenues from our international fixed communications business as a percentage of our total revenues decreased from 2015 to 2017, because our ILD telephone services revenue continued to decline due to VoIP substitution.

Our other revenues increased from 2015 to 2017, and the increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

On February 7, 2013, the NCC announced a plan for tariff reductions in wholesale tariffs for IP peering and domestic leased line services, and in monthly fees for fixed-line broadband access services (excluding FTTH and FTTB) over a period of four years starting on April 1, 2013, which was subject to a reduction by ∆CPI—5.1749%, where ∆CPI is the year-over-year change of the consumer price index of previous year released by the Directorate-General of Budget, Accounting and Statistics of the Executive Yuan.  On March 8, 2017, the NCC announced a new plan for tariff reductions effective from April 1 2017 to March 31, 2020. The reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ∆CPI—5.1749%, and to the monthly fees for fixed-line broadband access services (excluding FTTH, FTTB, ADSL, and the services which downlink and uplink speeds both over 100 Mbps), which was subject to a reduction by ∆CPI—3.19%. The ∆CPI for 2016 that was used for the tariff reduction starting from April 1, 2017 was 1.40%; the ∆CPI for 2017 that was used for the tariff reduction starting from April 1, 2018 was 0.62%. In response to the tariff reduction plan announced by the NCC and to further support the government’s policy with respect to the development of digital economy, we voluntarily adopted a more aggressive tariff reduction rate for our IP peering service. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

In addition, on August 23, 2017, the NCC determined that, starting from November 2017, our tariff in the mobile interconnection fees should be reduced from NT$1.15 per minute to NT$0.571 per minute in four years.

Besides mandatory tariff reduction mentioned above, we, from time to time, voluntarily implemented tariff adjustments in our broadband and mobile businesses in the past few years to consolidate our market share.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. Constructing fiber networks in new buildings and areas with demand for 500 Mbps and 1 Gbps per household, and 10 Gbps for enterprise in the near future is our priority. In order to achieve this goal, we may invest in new equipment with 10 Gbps Gigabit-capable Passive Optical Network technology in the third quarter of 2018. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2015, 2016 and 2017, personnel expenses represented 26.1%, 26.4% and 26.2% of our total operating costs and expenses, respectively, and pension costs represented 1.9%, 1.9% and 1.9% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2015		2016		2017
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	25.5	14.1%	26.0	14.3%	25.8	14.3%
Insurance	2.6	1.4	2.7	1.5	2.7	1.5
Pension	3.4	1.9	3.4	1.9	3.4	1.9
Other(1)	15.8	8.7	15.7	8.7	15.5	8.5
Total personnel expenses	47.3	26.1%	47.8	26.4%	47.4	26.2%
Total operating costs and expenses	181.3	100.0%	181.4	100.0%	180.7	100.0%

(1)	Includes employees’ bonus or compensation.

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

Taxation

Prior to 2018, the income tax rate for profit-seeking enterprises is 17% in the ROC. We benefit from tax incentives, including tax credits of up to 15% of some of our research and development expenses in accordance with the Statute for Innovating Industries. Starting from 2018, the income tax rate for profit-seeking enterprises is adjusted from 17% to 20%.

In 1997, the Income Tax Act of the ROC was amended to integrate corporate income tax and stockholder dividend tax to eliminate the double taxation effect for resident stockholders of Taiwan companies. Under the amendment, after-tax earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year are assessed with a 10% unappropriated earnings tax. See “Item 10. Additional Information—E. Taxation—ROC Taxation—Dividends.” Under IFRSs, the 10% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. In 2016, due to the reversal of the 10% unappropriated earnings tax accrued in 2015, which was much higher than that accrued in 2016, net unappropriated earnings tax accrued in 2016 was lower than that accrued in 2015 and 2017. As a result, our effective tax rate decreased from 17.5% in 2015 to 15.8% in 2016 and increased from 15.8% in 2016 to 16.3% in 2017.

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

Where we enter into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount paid by the customer for the products. Relative fair values are based on the selling prices of handsets on a standalone basis and the monthly fees provided in the subscription contracts.

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

The process of assessing whether a particular investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. We periodically evaluate these investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices are not available, we estimate the fair value using the recoverable amounts in consideration of the financial condition of the investee company. This information may be based on information that we request from the investee companies and may not be subject to the same disclosure and audit requirements as required of non-foreign private issuers, and as such, the reliability and accuracy of the information may vary. If we deem the fair value of an investment to be less than the carrying value based on the above factors, and the decline in value is deemed to be other than temporary, we record the difference as impairment in the period of occurrence. In 2015 and 2016, we recognized impairment losses of NT$107 million and NT$577 million, respectively, for the investments classified as AFS financial assets.

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

In 2015 and 2016, we determined that some of our telecommunications equipment and miscellaneous equipment were impaired and recognized an impairment loss of NT$138 million and NT$596 million, respectively.

In 2015, 2016 and 2017, we determined that some of our investment properties’ recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount and recognized reversals of impairment loss of NT$142 million, NT$148 million and NT$11 million (US$0.4 million), respectively.

In 2017, our subsidiary, SENAO, evaluated that the goodwill that arose in the acquisition of Youth and its subsidiaries and concluded the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss of NT$9 million (US$0.3 million).

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

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$
		(in billions)
Revenues:
Domestic Fixed Communications	72.5	72.8	71.1	2.4
Mobile communications	114.9	110.8	109.4	3.7
Internet	25.8	28.1	28.9	1.0
International fixed communications	15.5	14.4	13.6	0.5
Others	3.1	3.9	4.5	0.1
Total revenues	231.8	230.0	227.5	7.7
Operating costs	148.1	147.6	146.8	5.0
Operating expenses:
Marketing	25.1	25.5	25.4	0.9
General and administrative	4.5	4.5	4.6	0.1
Research and development	3.6	3.8	3.9	0.1
Total operating expenses	33.2	33.8	33.9	1.1
Other income and expenses	(0.1)	(0.5)	(0.1)	—
Income from operations	50.4	48.1	46.7	1.6
Non-operating income and expenses	1.6	1.3	1.3	—
Income before income tax	52.0	49.4	48.0	1.6
Income tax expense	9.1	7.8	7.8	0.2
Consolidated net income	42.9	41.6	40.2	1.4
Attributable to:
Stockholders of the parent	42.1	40.5	39.0	1.3
Noncontrolling interests	0.8	1.1	1.2	0.1

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2015	2016	2017
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	31.3%	31.6%	31.3%
Mobile communications	49.6	48.2	48.1
Internet	11.1	12.2	12.7
International fixed communications	6.7	6.3	5.9
Others	1.3	1.7	2.0
Total revenues	100.0%	100.0%	100.0%
Operating costs	63.9%	64.2%	64.6%
Operating expenses:
Marketing	10.8	11.1	11.2
General and administrative	1.9	2.0	2.0
Research and development	1.6	1.6	1.7
Total operating expenses	14.3	14.7	14.9
Other income and expenses	(0.1)	(0.2)	—
Income from operations	21.7	20.9	20.5
Non-operating income and expenses	0.7	0.6	0.6
Income before income tax	22.4	21.5	21.1
Income tax expense	3.9	3.4	3.4
Consolidated net income	18.5%	18.1%	17.7%
Attributable to:
Stockholders of the parent	18.2%	17.6%	17.2%
Noncontrolling interests	0.3%	0.5%	0.5%

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2017 compared with the year ended December 31, 2016

Revenues

Our revenues decreased by 1.1% from NT$230.0 billion in 2016 to NT$227.5 billion (US$7.7 billion) in 2017, primarily due to the decrease in revenues generated from mobile communications and domestic fixed communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.6% and 31.3% of our revenues in 2016 and 2017, respectively. Our domestic fixed communications revenues decreased by 2.3% from NT$72.8 billion in 2016 to NT$71.1 billion (US$2.4 billion) in 2017 primarily due to a decrease in local and domestic long distance telephone revenues and a decrease in broadband access revenue, which were partially offset by growth in ICT revenues generated by enterprises and government and MOD service revenues.

Local telephone services. Our local telephone revenues decreased from NT$31.6 billion in 2016 to NT$29.6 billion (US$1.0 billion) in 2017 with a 12.1% decline in traffic volume from 9.5 billion minutes in 2016 to 8.3 billion minutes in 2017. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to internet telephone services. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 7.6% from NT$2.9 billion in 2016 to NT$2.6 billion (US$0.1 billion) in 2017. This decrease was mainly due to the increased use of VoIP applications.

Broadband access. The number of our FTTx customers increased from approximately 3.5 million in 2016 to approximately 3.6 million in 2017.  Revenues generated from broadband access slightly decreased from NT$19.0 billion in 2016 to NT$18.7 billion (US$0.6 billion) in 2017, mainly due to increased competition in the market and the mandatory tariff reduction.

Domestic leased line. Our tariffs for overall leased line services continued to decrease due to competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high speed broadband services. Revenues generated from domestic leased line services remained flat at NT$4.3 billion in 2016 and 2017.

MOD. Revenues generated from our MOD services increased by 8.3% from NT$2.4 billion in 2016 to NT$2.5 billion (US$86.1 million) in 2017. This increase was due to the increase in the number of IPTV and SVoD subscribers.

Domestic ICT and other services. Other revenues increased by 6.4% from NT$12.6 billion in 2016 to NT$13.4 billion (US$0.5 billion) in 2017. This increase was mainly due to the increased revenue from ICT projects.

Mobile communications

Revenues from our mobile communications business accounted for 48.2% and 48.1% of our revenues in 2016 and 2017, respectively. Revenues from our mobile communications business decreased by 1.3% from NT$110.8 billion in 2016 to NT$109.4 billion (US$3.7 billion) in 2017. This decrease was due to the decline in mobile voice telecommunication revenues was partially offset by growth in mobile VAS revenues and sales of mobile handsets, tablets and data cards. The decrease in mobile voice telecommunication traffic was mainly due to migration to free VoIP applications.

Mobile services. Revenues from our mobile services accounted for 34.2% and 33.3% of our revenues in 2016 and 2017, respectively. Revenues from our mobile services decreased by 2.6% from NT$78.8 billion in 2016 to NT$ 75.8 billion (US$2.6 billion) in 2017 due to a decrease in mobile voice telecommunication revenues from NT$37.3 billion in 2016 to NT$32.6 billion (US$1.1 billion) in 2017, which was partially offset by the growth in mobile VAS revenues.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 13.4% and 14.2% of our revenues in 2016 and 2017, respectively. Revenues from our sales of mobile handsets, tablets and data cards increased by 4.4% from NT$30.8 billion in 2016 to NT$32.2 billion (US$1.1 billion) in 2017 mainly due to the increase in the unit price of handsets, even though the number of handsets sold slightly decreased.

Internet

Revenues from internet business accounted for 12.2% and 12.7% of our revenues in 2016 and 2017, respectively. Revenues from our internet services increased by 2.9% from NT$28.1 billion in 2016 to NT$28.9 billion (US$1.0 billion) in 2017 mainly due to the increase in revenues generated from services such as IDC, HiNet, HiLink, information security and IoT.

International fixed communications

International fixed communications revenues accounted for 6.3% and 5.9% of our revenues in 2016 and 2017, respectively. Our international fixed communications revenues decreased by 6.1% from NT$14.4 billion in 2016 to NT$13.6 billion (US$0.5 billion) in 2017. This decrease was mainly due to the decrease in revenues generated from ILD telephone service.

ILD telephone services. Our ILD telephone revenues decreased by 16.4% from NT$8.8 billion in 2016 to NT$7.4 billion (US$0.2 billion) in 2017 due to the migration to VoIP-based ILD service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 5.6% from NT$3.7 billion in 2016 to NT$3.9 billion (US$0.1 billion) in 2017. The increase was mainly due to our expansion to overseas markets and increased demand for our international leased line, IP Transit and VPN services.

International ICT and other services. Our international ICT and other revenues remained flat at NT$1.7 billion in 2016 and 2017.

Others

Other revenues accounted for 1.7% and 2.0% of our revenues in 2016 and 2017, respectively. Our other revenues increased by 17.0% from NT$3.9 billion in 2016 to NT$4.5 billion (US$0.1 billion) in 2017. The increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Operating Costs

Our operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service expenses, marketing expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs decreased by 0.5% from NT$147.6 billion in 2016 to NT$146.8 billion (US$5.0 billion) in 2017. This decrease was primarily due to a decrease of NT$1.8 billion (US$0.1 billion) in interconnection and service expenses and a decrease of NT$0.8 billion (US$28.2 million) in depreciation expenses. The decrease was partially offset by an increase of NT$1.0 billion (US$34.9 million) in ICT costs, and an increase of NT$0.8 billion (US$27.3 million) in cost of goods sold.

Operating Expenses

Our operating expenses increased by 0.1% from NT$33.8 billion in 2016 to NT$33.9 billion (US$1.1 billion) in 2017.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, decreased by 0.6% from NT$25.5 billion in 2016 to NT$25.4 (US$0.9 billion) billion in 2017. This decrease was primarily due to decreases of provision for bad debt and rental expenses. The decrease was partially offset by an increase of advertising and marketing-related expenses and an increase of personnel expenses.

General and administrative

Our general and administrative expenses increased by 2.0% from NT$4.5 billion in 2016 to NT$4.6 billion (US$0.1 billion) in 2017. This increase was primarily due to an increase in personnel expenses.

Research and development

Our research and development expenses increased by 2.7% from NT$3.8 billion in 2016 to NT$3.9 billion (US$0.1 billion) in 2017. This increase was primarily due to an increase in professional service expenses. In 2016 and 2017, we did not capitalize any research and development expenses as intangible assets because there were no research and development expenses related to development or the development phase of an internal project.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2017
Operating costs and expenses	68.9	99.0	22.1	14.9	11.5	(35.7)	180.7
Depreciation and amortization	15.6	11.0	3.4	1.5	0.4	—	31.9
For the year ended December 31, 2016
Operating costs and expenses	70.3	99.1	22.1	16.0	10.6	(36.7)	181.4
Depreciation and amortization	16.4	10.6	3.6	1.5	0.4	—	32.5

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 2.1% from NT$70.3 billion in 2016 to NT$68.9 billion (US$2.3 billion) in 2017, primarily due to a decrease of NT$0.8 billion (US$27.0 million) in depreciation and amortization expenses, a decrease of NT$0.7 billion (US$24.6 million) in interconnection costs, and a decrease of NT$0.6 billion (US$21.3 million) in personnel expenses. The decrease in our operating costs and expenses was partially offset by an increase of NT$0.8 billion (US$28.0 million) in ICT costs.

Mobile communications

Our mobile communications operating costs and expenses decreased by 0.04% from NT$99.1 billion in 2016 to NT$99.0 (US$3.3 billion) billion in 2017. This decrease was primarily due to a decrease of NT$1.0 billion (US$34.4 million) in marketing expenses, a decrease of NT$0.5 billion (US$16.9 million) in intersegment internet VAS expenses, and a decrease of NT$0.4 billion (US$12.8 million) in interconnection expenses. The decrease in our operating costs and expenses was partially offset by an increase of NT$0.8 billion (US$27.7 million) in cost of goods sold from our subsidiary, Senao, an increase of NT$0.7 billion (US$23.3 million) in maintenance expenses, and an increase of NT$0.4 billion (US$12.8 million) in depreciation and amortization expenses.

Internet

Our internet operating costs and expenses remained stable at NT$22.1 billion (US$0.7 billion) in 2016 and 2017.

International fixed communications

Our international fixed communications costs and expenses decreased by 7.0% from NT$16.0 billion in 2016 to NT$14.9 billion (US$0.5 billion) in 2017. The decrease was primarily due to a decrease of NT$1.1 billion (US$35.8 million) in international settlement expenses.

Others

The costs and expenses from our other business increased by 9.1% from NT$10.6 billion in 2016 to NT$11.5 billion (US$0.4 billion) in 2017. The increase was primarily due to an increase in operating costs and expenses from our subsidiaries, Honghwa International Co., Ltd., or Honghwa, and CHPT due to the business growth of these two entities.

Other Income and Expenses

We recorded net other expense of NT$0.5 billion in 2016 and NT$0.1 billion (US$3.5 million) in 2017, respectively. The difference between 2016 and 2017 was primarily due to the impairment losses on some telecommunications equipment of NT$0.6 billion in 2016.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 2.9% from NT$48.1 billion in 2016 to NT$46.7 billion (US$1.6 billion) in 2017. Our operating margin decreased from 20.9% in 2016 to 20.5% in 2017.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2017
Revenues from external customers	71.1	109.4	28.9	13.6	4.5	—	227.5
Intersegment service revenues	22.5	2.0	4.2	2.4	4.6	(35.7)	—
	93.6	111.4	33.1	16.0	9.1	(35.7)	227.5
Segment income before income tax	24.9	12.4	11.1	1.0	(1.4)	—	48.0
For the year ended December 31, 2016
Revenues from external customers	72.8	110.8	28.1	14.4	3.9	—	230.0
Intersegment service revenues	22.7	2.5	4.7	2.7	4.1	(36.7)	—
	95.5	113.3	32.8	17.1	8.0	(36.7)	230.0
Segment income before income tax	25.7	13.9	10.7	1.1	(2.0)	—	49.4

As a result of the foregoing, segment income before tax for our domestic fixed communications business decreased by 3.0% from NT$25.7 billion in 2016 to NT$24.9 billion (US$0.8 billion) in 2017; segment income before tax for our mobile communications business decreased by 10.7% from NT$13.9 billion in 2016 to NT$12.4 (US$0.4 billion) billion in 2017; segment income before tax for our internet business increased by 3.6% from NT$10.7 billion in 2016 to NT$11.1 billion (US$0.4 billion) in 2017; segment income before tax for our international fixed communications business decreased by 6.3% from NT$1.1 billion in 2016 to NT$1.0 billion (US$34.7 million) in 2017; and segment loss for our other business segments decreased by 27.0% from NT$2.0 billion in 2016 to NT$1.4 billion (US$49.3 million) in 2017.

Non-operating Income and Expenses

Our non-operating income remained stable at NT$1.3 billion (US$44.1 million) in 2016 and 2017.

Income Tax

Our income tax was NT$7.8 billion and NT$7.8 billion (US$0.2 billion) in 2016 and 2017, respectively. Our effective tax rate was 15.8% in 2016 and 16.3% in 2017. The increase in our effective tax rate from 2016 to 2017 was primarily due to an increase in the 10% tax on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$40.5 billion and NT$39.0 billion (US$1.3 billion) in 2016 and 2017, respectively. Our net margin decreased from 17.6% in 2016 to 17.2% in 2017.

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

International fixed communications

International fixed communications revenues accounted for 6.7% and 6.3% of our revenues in 2015 and 2016, respectively. Our international fixed communications revenues decreased by 6.6% from NT$15.5 billion in 2015 to NT$14.4 billion (US$0.4 billion) in 2016. This decrease was mainly due to the decrease in revenues generated from ILD telephone service.

ILD telephone services. Our ILD telephone revenues decreased by 8.5% from NT$9.6 billion in 2015 to NT$8.8 billion (US$0.3 billion) in 2016 due to the migration to VoIP-based ILD service providers and free VoIP applications.

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

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$
		(in billions)
Net cash provided by operating activities	76.3	65.0	70.9	2.4
Net cash used in investing activities	(30.4)	(21.7)	(36.7)	(1.2)
Net cash used in financing activities	(39.2)	(42.5)	(36.6)	(1.2)
Effect of exchange rate changes	0.0	0.0	0.1	0.0
Net increase in cash and cash equivalents	6.7	0.8	(2.3)	0.0
Cash and cash equivalents at end of year	30.3	31.1	28.8	1.0

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

In 2017, we generated NT$70.9 billion (US$2.4 billion) in net cash from operating activities as compared to NT$65.0 billion in 2016. The increase was primarily due to a decrease in cash outflows for the contribution to the pension funds, a decrease in cash outflows from accounts receivables, and a decrease in cash outflows relating to income tax from operating activities.

In 2016, we generated NT$65.0 billion in net cash from operating activities as compared to NT$76.3 billion in 2015. The decrease was primarily due to a decrease in income from our operations, an increase in cash outflows for the contribution to the pension funds according to the minimum contribution requirement in accordance with the revised Labor Standards Law of the ROC which was effective from 2016, and an increase in cash outflows relating to income tax from operating activities.

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

In 2017, net cash used in investing activities was NT$36.7 billion (US$1.2 billion), an increase from NT$21.7 billion in 2016. The change was primarily due to a one-time payment of NT$10.9 billion in 2017 for acquiring the 4G mobile broadband spectrum, and an increase in acquisition of property, plant and equipment.

In 2016, net cash used in investing activities was NT$21.7 billion, a decrease from NT$30.4 billion in 2015. The change was primarily due to a one-time payment of NT$10.0 billion in 2015 for acquiring the 4G mobile broadband spectrum in the auction held by the NCC, but there was no such cash outflows in 2016.

In 2015, net cash used in investing activities was NT$30.4 billion, an increase from NT$27.3 billion in 2014. The change was primarily due to a one-time payment of NT$10.0 billion in 2015 for acquiring the 4G mobile broadband spectrum in the auction held by the NCC, which payment was partially offset by a net decrease of NT$7.5 billion for acquisition of property, plant and equipment.

In 2017, our net cash used in financing activities totaled NT$36.6 billion (US$1.2 billion), which mainly reflected NT$38.3 billion in dividends paid during that period.

In 2016, our net cash used in financing activities totaled NT$42.5 billion, which mainly reflected NT$42.6 billion in dividends paid during that period.

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

As of December 31, 2017, our primary source of liquidity was NT$28.8 billion (US$1.0 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured and secured bank loans amounted to NT$45.7 billion (US$1.5 billion) and NT$1.9 billion (US$0.1 billion), respectively, as of December 31, 2017.

As of December 31, 2017, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$70.0 million (US$2.4 million) at interest rates ranging from 2.15% to 2.19%.

As of December 31, 2017, our subsidiary Light Era had long-term secured loans in the amount of NT$1.6 billion (US$54.0 million) due in 2021 with an interest rate at 0.91%.

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

Capital Expenditures

Substantially all of our capital expenditures in 2015, 2016 and 2017 were made for operations in the ROC. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2015		2016		2017
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	10.2	41%	9.9	42%	11.7	44%
Mobile communications business	8.6	34	9.0	38	9.7	36
Internet business	4.8	19	2.7	12	2.8	10
International fixed communications business	1.0	4	1.1	5	1.6	6
Others	0.5	2	0.8	3	1.1	4
Total capital expenditures	25.1	100%	23.5	100%	26.9	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2018.

	Year Ending December 31, 2018
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	15.9	48%
Mobile communications business	11.0	33
Internet business	3.3	10
International fixed communications business	1.5	5
Others	1.4	4
Total capital expenditures	33.1	100%

We expect our total capital expenditures to be approximately NT$33.1 billion in 2018. Our capital expenditures for 2018 are planned to be allocated to our 4G LTE network deployment, FTTx network expansion, service platforms, cloud computing and IDC construction. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2015, 2016 and 2017.

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

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2017 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report. Furthermore, we have identified and implemented changes to our new revenue accounting systems, processes and internal controls to meet the standard’s reporting and disclosure requirements.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2015, 2016 and 2017, our research and development expenses were NT$3.6 billion, NT$3.8 billion and NT$3.9 billion (US$0.1 billion), or approximately 1.6%, 1.6% and 1.7% of our revenues, respectively.

As of March 31, 2018, we had 2,343 researchers focusing on the following areas:

•	Intelligent Broadband Networking: 5G laboratory implementation, smart maintenance systems, deployment capability for ultra-speed broadband service;
•	Intelligent Business: automatic speech recognition system, intention analysis techniques, retail robots, customer self-services application;
•	Cloud Computing: advanced management mechanism of Container, Server-less and Virtual Network Function of telecom cloud;
•	Information Security Application: Public Key Infrastructure and AI technologies, real-name authentication for blockchain, detection and protection capabilities for information security;
•	Big Data: Big Data analysis, customer journey processing and analysis;

•	IoT: IoT service platform, health cloud service, smart security service; and
•	Convergence Services: unified MOD service platform, value-added applications for mobile payment and AI technologies.

With our consistent investment in research and development, we have developed a number of advanced network services, operation technologies and VAS which successfully support our business operations and expansion, including our FTTx deployment, security, mobile payment, smart Home, enterprise ICT solution, cloud business and operation supporting system, and various IoT services, such as ITS, iEN, intelligent video surveillance, or IVS, and the solution of industry 4.0. As of December 31, 2017, we have been granted 155 domestic patents and 19 foreign patents.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2017.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in billions of NT$)
Contractual Obligations(1)
Short-term loans	0.10	0.10	—	—	—
Long-term loans	1.60	—	—	1.60	—
Obligations related to ST-2 satellite	1.60	0.20	0.40	0.40	0.60
Operating leases(2)	9.50	2.90	4.00	1.80	0.80
Total	12.80	3.20	4.40	3.80	1.40

(1)

Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$2.6 billion (US$0.1 billion) in 2017 and expected to made pension contributions of approximately NT$4.4 billion (US$0.1 billion) in 2018. See Note 28 to our consolidated financial statements for additional details regarding our pension plan.

(2)	Operating leases obligations are described in Note 36 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2017, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$0.1 billion (US$4.0 million) and acquisition of telecommunications equipment of NT$16.2 billion (US$0.5 billion). In addition, our subsidiary, CHPT, entered into a contract for the construction of its headquarters for NT$1.6 billion (US$54.5 million) in July 2017.  We had not made any payment under the contract as of December 31, 2017.

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

A. Directors and Senior Management

Our Articles of Incorporation provides for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of March 31, 2018. There is no family relationship among any of these persons. These directors have terms until June 23, 2019. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Yu Cheng	65	Chairman, chief executive officer and director
Chi-Mau Sheih	64	President and director
Mu-Han Wang	55	Director
Shin-Yi Chang	58	Director
Yi-Bing Lin	57	Director
Wei-Ming Chang	51	Director
Yih-Yu Lei	50	Director
Jen-Ran Chen(1)	59	Director
Yu-Fen Lin(1)	47	Director
Kuo-Long Wu(1)	66	Director
Lo-Yu Yen(1)	63	Director
Chin-Tsai Pan	57	Director

(1)	Independent director.

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

Chi-Mau Sheih has served as the president and director of our company since January 2017. Mr. Sheih served as a senior executive vice president of our company from 2010 to 2017, the president of Southern Taiwan Business Group from 2007 to 2010, and the president of Central Taiwan Business Group from 2006 to 2007. Mr. Sheih holds a MBA degree from National Taiwan University.

Mu-Han Wang is a director of our company since November 2017. Dr. Wang is currently the Senior Counselor and concurrently the Director General of Department of Science and Technology Advisors of the MOTC. He holds a master’s degree from Northwestern University and a Ph.D. degree from Purdue University, both in transportation engineering.

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

Wei-Ming Chang is a director of our company since August 2017. Mr. Chang is also currently the director of the Department of Planning of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Mr. Chang holds a MBA degree from Tamkang University in Taiwan.

Yih-Yu Lei is a director of our company since April 2017. Ms. Lei is also currently the chief operations officer at Gogoro where she is responsible for the company’s operations including all logistics, legal affairs, intellectual property management and strategy, human resources and its overall global business development, partnerships and expansion. Ms. Lei holds master's degrees in Laws from University of Pennsylvania and National Taiwan University.

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

Yu-Fen Lin is an independent director of our company since June 2017. Ms. Lin is the co-founder and managing partner of Lex& Honor Law offices. She is a transactional attorney with a board practice in business planning, corporate compliance and finance transactions. She holds bachelor’s degrees of Laws and Arts from National Taiwan University.

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

The following persons served as directors on our board during 2017 but are no longer serving with us due to replacement and resignation.

Shu-Juan Huang was a director of our company. Ms. Huang was also the director of the Department of Planning of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Ms. Huang served as our supervisor before June 25, 2013. Ms. Huang holds a bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan.

Zse-Hong Tsai was an independent director of our company. Dr. Tsai is also currently a professor of electrical engineering at the National Taiwan University. His research interest includes broadband networking, performance evaluation and telecommunication regulations. Dr. Tsai holds a Ph.D. degree and a Master of Science degree in Electrical Engineering from the University of California, Los Angeles, and a Bachelor of Science degree in Electrical Engineering from National Taiwan University.

Chih-Ku Fan was a director of our company. Mr. Fan is the deputy administrative minister of the MOTC. Mr. Fan holds a Ph.D. degree in transportation technology and management from National Chiao Tung University in Taiwan.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of March 31, 2018. There is no family relationship among any of these persons.

Name	Age	Position
Shui-Yi Kuo	52	Chief financial officer and senior executive vice president
Kuo-Feng Lin	62	Senior executive vice president
Yung-Fong Song	57	Senior executive vice president
Hsiu-Gu Huang	64	Senior executive vice president
Tian-Tsair Su	55	Senior executive vice president
Yuan-Kuang Tu	62	President of business group
Chau-Young Lin	55	President of business group
Ming-Shih Chen	62	President of business group
Chih-Cheng Chien	57	President of business group
Hong-Chan Ma	61	President of business group
Rong-Syh Lin	52	President of business group
Chen-Huiung Tsai	64	President of business group

Shui-Yi Kuo is the chief financial officer and senior executive vice president of finance since August 2017. Mr. Kuo was the senior executive vice president of investment from March 2017 to August 2017. Prior to that, he served as the vice president of our Investment Department from November 2014 to March 2017, and the president of our subsidiary Light Era from November 2013 to November 2014, and the vice president of our Accounting Department from March 2008 to November 2013. Mr. Kuo holds a master’s degree in Accounting from National Chengchi University.

Kuo-Feng Lin is the senior executive vice president of technology since November 2016. Mr. Lin was the president of our Mobile Business Group from May 2012 to November 2016. Prior to that, he served as the vice president of our Mobil Business Group from October 2009 to May 2012, and the president of Taipei Branch, Mobile Business Group from April 2006 to October 2009. Mr. Lin holds a bachelor’s degree in Electronic Engineering from National Taipei Institute of Technology.

Yung-Fong Song is the senior executive vice president of investment since August 2017. Mr. Song is also a director of CHPT. He was the President of Chunghwa Investment Co., Ltd. from January 2017 to August 2017. Prior to that, he served as Chairman of CIMB Advisory Taiwan from October 2011 to June 2016. Mr. Song holds a MBA degree from University of Iowa.

Hsiu-Gu Huang is the senior executive vice president of business since November 2017. Mr. Huang is also the chairman and director of CHPT. He was the president of our Enterprise Business Group from November 2016 to November 2017. Prior to that, he served as the senior executive vice president of technology from May 2013 to November 2016, and the president of our Enterprise Business Group from September 2008 to May 2013. Mr. Huang holds a master’s degree in Management Science from National Chiao Tung University in Taiwan.

Tian-Tsair Su is the senior executive vice president of administration since November 2017. Mr. Su was the vice president of our Corporate Planning Department from May 2013 to November 2017. Prior to that, he served as the assistant vice president of our Corporate Planning Department from June 2012 to May 2013, and the Managing

Director of Corporate Planning Department of our International Business Group from June 2009 to June 2012. Mr. Su holds a master’s degree in Electrical Engineering from National Cheng Kung University.

Yuan-Kuang Tu is the president of our Northern Taiwan Business Group since November 2017. Dr. Tu is also a director of Senao. He was the president of our Mobil Business Group from November 2016 to November 2017. Prior to that, he served as the president of our Enterprise Business Group from March 2015 to November 2016, and the President of our Northern Taiwan Business Group from March 2012 to February 2015. Dr. Tu holds a Ph.D. degree in Electrical Engineering from National Taiwan University.

Chau-Young Lin is the president of our Southern Taiwan Business Group since March 2018. Dr. Lin was the vice president of our Enterprise Business Group from July 2016 to March 2018. Prior to that, he was the president of our Hsinchu Branch, Northern Taiwan Business Group from January 2015 to July 2016, and the deputy principal engineer of our Enterprise Business Group from September 2013 to January 2015. Dr. Lin holds a Ph.D. degree in Electronic Engineering from National Taiwan University of Science and Technology.

Ming-Shih Chen is the president of our Mobile Business Group since November 2017. Dr. Chen is also a director of Senao. He was the president of our Northern Taiwan Business Group from March 2017 to November 2017. Prior to that, he served as the president of our International Business Group from November 2016 to March 2017, the vice president of our Data Communications Business Group from May 2012 to November 2016. Dr. Chen holds a Ph.D. degree in Electrical Engineering from National Tsing Hua University in Taiwan.

Chih-Cheng Chien is the president of our International Business Group since March 2017. Dr. Chien was the vice president of our International Business Group from May 2012 to March 2017. Prior to that, he served as the vice president of our Data Communications Business Group from February 2011 to May 2012, and the vice president of our Customer Services Department from January 2007 to February 2011. Dr. Chien holds a Ph.D. degree in Engineering Technology from National Taiwan University of Science and Technology.

Hong-Chan Ma is the president of our Data Communications Business Group since August 2015. Mr. Ma was the vice president of our Marketing Department from September 2012 to August 2015. Prior to that, he served as the assistant vice president of our Marketing Department from January 2011 to September 2012, and the Managing Director of Marketing Department of our Data Communications Business Group from September 2008 to January 2011. Mr. Ma holds a master’s degree in Management Science from National Chiao Tung University in Taiwan.

Rong-Syh Lin is the president of our Telecommunication Laboratories since November 2017. Dr. Lin was the vice president of our Telecommunication Laboratories from February 2017 to November 2017. Prior to that, he served as the vice president of our Information Technology Department from July 2016 to February 2017, and the vice president of our Enterprise Business Group from September 2015 to July 2016. Dr. Lin holds a Ph.D. degree in Information Engineering from National Chiao Tung University in Taiwan.

Chen-Huiung Tsai is the president of our Telecommunication Training Institute since July 2017. Mr. Tsai was the vice president of our Human Resource Department from May 2014 to July 2017. Prior to that, he served as the vice president of our Administrative & Asset Management Department from November 2013 to May 2014, and the vice president of our Telecommunication Training Institute from September 2009 to November 2013. Mr. Tsai holds a bachelor’s degree in Law from National Taiwan University.

The following person served as our executive officer during 2017 but is no longer serving with us due to resignation and retirement.

Bo-Yung Chen was our chief financial officer and senior executive vice president of finance. He served as the chief financial officer of TSMC Solid State Lighting from 2012 to 2014. Prior to that, he was the chief financial officer and the operation general manager of Ralink Technology Corp. from 2008 to 2011. He also served as the senior vice president of Silicon Integrated Systems Corp. from 2004 to 2008. Mr. Chen holds a MBA degree from University of Pittsburgh.

Shyang-Yih Chen was a senior executive vice president of our company and he was also the president of our Telecommunication Laboratories. Mr. Chen served as the president of our Telecommunication Laboratories from August 2015 to March 2017, a senior executive vice president of our company from August 2014 to August 2015, the president of our Telecommunication Training Institute from March 2012 to August 2014, and an executive vice president of our company and the president of the Data Communication Business Group from September 2006 to March 2012. Mr. Chen holds a master’s degree in Electrical Engineering from National Taiwan University.

Li-Show Wu was a senior executive vice president. Ms. Wu served as the vice president of our Marketing Department from August 2015 to October 2016. Prior to that, she served as the vice president of Enterprise Business Group from September 2012 to August 2015, and the assistant vice president of our Marketing Department from January 2011 to September 2012. Ms. Wu holds a master’s degree in Applied Mathematics from National Chiao Tung University in Taiwan.

Hui-Min Wang was the president of our Southern Taiwan Business Group since May 2016. Prior to that, he served as a vice president of our Southern Taiwan Business Group from October 2015 to April 2016, and as the president of our subsidiary Chunghwa Telecom (China), Co., Ltd. from March 2011 to October 2015. Mr. Wang holds a MBA degree from Eastern New Mexico University in the United States.

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

The aggregate amount of compensation to our directors and executive officers in 2015, 2016 and 2017 was NT$126,799,952, NT$145,980,825 and NT$142,259,543 (US$4,799,579.7), respectively. The aggregate amount of compensation in 2017 includes a NT$79,203,514 (US$2,672,183.3) salary payment for directors and executive officers, a NT$17,335,977 (US$584,884.5) pension payment for executive officers, a NT$40,750,052 (US$1,374,833.1) bonus accrued for directors and a NT$4,970,000 (US$167,678.8) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$42,087,419 (US$1,419,953.4) were paid directly to the MOTC in 2017 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors and senior management for the fiscal year ended December 31, 2017 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Directors
Below NT$2,000,000

Yu-Fen Hong(1), Shu-Juan Huang(1), Chih-Ku Fan(1), Zse-Hong Tsai(1), Yi-Bing Lin, Shin-Yi Chang, Lo-Yu Yen, Jen-Ran Chen, Kuo-Long Wu, Yih-Yu Lei, Wei-Ming Chang, Yu-Fen Lin, Mu-Han Wang, Chin-Tsai Pan(2)

NT$2,000,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	Yu Cheng(3), Chi-Mau Sheih(4)
Over NT$10,000,000	Mu-Piao Shih(5)
Total	17 people

(1)	This person has ceased to be a director of our company due to resignation and replacement prior to March 31, 2018.
(2)	As salary for serving as our employee.
(3)	As salary for serving as our chief executive officer.
(4)	As salary for serving as our president.
(5)

This person has ceased to be the president and director of our company due to retirement in January 2017. The compensation was counted as salary for serving as our president prior to the cessation and retirement pension payment.

Total Compensation	Senior Management
Below NT$2,000,000	Yung-Fong Song
NT$2,000,000 to NT$4,999,999	Li-Show Wu(1), Fu-Kuei Chung(2), Shui-Yi Kuo, Tian-Tsair Su, Ming-Shih Chen, Chih-Cheng Chien, Rong-Syh Lin, Chen-Huiung Tsai
NT$5,000,000 to NT$9,999,999	Bo-Yung Chen(3)(4), Hui-Min Wang(5), Hsiu-Gu Huang, Kuo-Feng Lin, Hong-Chan Ma, Yuan-Kuang Tu
Over NT$10,000,000	Shyang-Yih Chen(3)(6)
Total	16 people

(1)	This person has ceased to be a member of the senior management of our company due to replacement in November 2017.
(2)	This person has ceased to be a member of the senior management of our company due to replacement in March 2017.
(3)	Including retirement pension payment.
(4)	This person has ceased to be a member of the senior management of our company due to resignation in June 2017.
(5)	This person has ceased to be a member of the senior management of our company due to retirement in February 2018.
(6)	This person has ceased to be a member of the senior management of our company due to retirement in November 2017.

We accrued NT$5,532,244 (US$186,648) pension expense for executive officers mentioned above in 2017. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 28 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 12 directors, including four independent directors. All of our directors were elected on June 24, 2016, except for Mr. Yu Cheng, Mr. Chi-Mau Sheih, Mr. Shin-Yi Chang, Mr. Chin-Tsai Pan, Dr. Mu-Han Wang, Mr. Wei-Ming Chang and Ms. Yih-Yu Lei as they were reassigned as a juristic-person director by MOTC prior to March 31, 2018. The term is until June 23, 2019, for each current director. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

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

Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual, and was comprised of three independent directors. See “Item 16G. Corporate Governance—Audit Committee.” Starting from the date of the annual general meeting in June 2013, we have established a new audit committee that replaces our supervisors and our old audit committee in accordance with Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act and our Articles of Incorporation, and as a result, we simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC. Accordingly, our audit committee is currently composed of all independent directors, namely Kuo-Long Wu, Lo-Yu Yen, Jen-Ran Chen and Yu-Fen Lin to be the members of the audit committee.

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

Our audit committee should approve and deal following matters: (i) the adoption or amendment of the internal control system pursuant to Article 14-1 of the Securities and Exchange Act; (ii) the assessment of the effectiveness of the internal control system; (iii) the adoption or amendment, pursuant to Article 36-1 of the Securities and Exchange Act, of procedures governing material financial or operational actions, such as acquisition or disposal of assets and derivatives trading, loaning of funds to others, and endorsements or guarantees for others; (iv) a matter relating to the personal interest of a director; (v) a material asset or derivatives transaction; (vi) a matter relating to significant loan, endorsement or guarantee arrangement;(vii) the offering, issuance, or private placement of any equity-related securities; (viii) the designation or dismissal of an attesting CPA, or the compensation given thereto; (ix) the appointment or discharge of a financial, accounting, or internal auditing officer; (x) annual and semi-annual financial reports; (xi) the first and third quarter financial reports; (xii) communicating with our independent auditor; (xiii) negotiating the conflicts over our financial reports between our management and independent auditor; (xiv) discussing and reporting other financial information and required disclosure under the Securities Exchange Act of 1934 with our management and independent auditor; (xv) accounting firm’s annual audit and non-audit service items; (xvi) performing one-self review each year; (xvii) evaluating the fairness and rationality of merger and acquisition transactions pursuant to the Business Mergers And Acquisitions Act; and (xviii) any other material matter so required by the Company or the competent authorities. Our board of directors has concluded that Lo-Yu Yen is our audit committee financial expert.

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

The Article 14-6 of ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e., FSC) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Accordingly, our compensation committee is composed of three independent directors (Lo-Yu Yen, Jen-Ran Chen and Yu-Fen Lin) and is responsible for drafting, assessing and periodically reviewing the compensation proposals for the directors and managers, and should submit its recommendations to the board of directors for discussion. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors and Audit Committee.”

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

D. Employees

As of December 31, 2017, we had 33,311 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2015 to 2017 on a consolidated basis.

	2015	2016	2017
Employees
Technical	15,467	15,760	16,010
Operations	15,558	15,417	15,468
Administrative	1,709	1,679	1,833
Total	32,734	32,856	33,311

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2015 to 2017.

	2015	2016	2017
Employees
Technical	13,540	13,195	13,078
Operations	8,312	8,191	8,120
Administrative	1,289	1,268	1,262
Total	23,141	22,654	22,460

As of December 31, 2017, 78.2% of our employees of Chunghwa Telecom Co., Ltd. had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2014, which resulted in a reduction of approximately 14,386 employees.

As of December 31, 2017, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 1.7% to 4.3% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2017, we distributed compensation to our employees of NT$1.7 billion (US$57.4 million).

E. Share Ownership

As of March 31, 2018, our directors and executive officers personally held an aggregate 425,689 shares of our common shares, representing around 0.005% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2018 by each of our directors and executive officers.

Name	Number	%
Yu Cheng	—	—
Chi-Mau Sheih	72,054	*
Shin-Yi Chang	—	—
Yi-Bing Lin	—	—
Yih-Yu Lei	—	—
Jen-Ran Chen	—	—
Yu-Fen Lin	—	—
Kuo-Long Wu	—	—
Chin-Tsai Pan	2,000	*
Wei-Ming Chang	—	—
Lo-Yu Yen	—	—
Mu-Han Wang	—	—
Shui-Yi Kuo	—	—
Kuo-Feng Lin	42,771	*
Yung-Fong Song	—	—
Hsiu-Gu Huang	18,698	*
Tian-Tsair Su	32,341	*
Yuan-Kuang Tu	81,305	*
Chau-Young Lin	12,888	*
Ming-Shih Chen	25,641	*
Chih-Cheng Chien	19,600	*
Hong-Chan Ma	—	—
Rong-Syh Lin	40,361	*
Chen-Huiung Tsai	78,030	*

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

Our consolidated subsidiary, Senao, is publicly traded on the TWSE and resolved to grant the stock options plan for its employees to purchase common stock of Senao. As of December 31, 2015, 2016 and 2017, participants in Senao’s stock incentive plan had outstanding stock options to purchase 7.8 million, 6.6 million and 5.9 million common shares of Senao, respectively.

Senao, transferred treasury stock to specific employees in 2017. See Note 34 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding Senao’s share-based payment arrangement.

In 2015 and 2017, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2015, 2016 and 2017, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 2.0 million, 1.9 million and 2.9 million common shares of CHIEF.

In 2016 and 2017, CHPT, another consolidated subsidiary of ours, granted its employees the right to subscribe new shares reserved for employees under cash injection. See Note 34 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding CHPT’s share-based payment arrangement.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of March 31, 2018, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2015		As of March 31, 2016		As of March 31, 2017		As of March 31, 2018
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,095,559,716	39.90	3,123,092,684	40.11	3,086,749,684	39.79	3,248,754,663	41.88
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Fubon Life Assurance Co., Ltd(2)	449,451,087	5.79	449,451,087	5.79	389,146,087	5.02	344,933,087	4.45

(1)	Includes shares held through the MOTC and other government-controlled entities.
(2)

The information as of July 18, 2014, July 19, 2015, July 23, 2016 and July 25, 2017, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of March 31, 2018, 29 record holders held 25,062,495 ADSs (each representing ten common shares), which represents approximately 3.2% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

On April 1, 2007, Chunghwa entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in Senao’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2017, Senao received NT$10.5 billion (US$0.4 billion) from Chunghwa. Chunghwa also sells mobile handsets and data cards to Senao. For the year ended December 31, 2017, Chunghwa sold mobile handsets and data cards to Senao that amounted to NT$1.7 billion (US$0.1 billion).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$5.0 billion (US$0.2 billion) in 2017 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.2 billion (US$41.7 million) in 2017.

Chunghwa paid Taiwan International Standard Electronics approximately NT$0.9 billion (US$31.6 million) in 2017 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2013 to 2017. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2013(2)	2.3881	18.5
Year ended December 31, 2014	4.8564	37.7
Year ended December 31, 2015	5.4852	42.6
Year ended December 31, 2016	4.9419	38.3
Year ended December 31, 2017(3)	4.796	37.2

(1)	Cash dividend unless otherwise indicated.
(2)

In addition to the cash dividends from unappropriated earnings disclosed in the table above, we also made cash distributions from additional paid-in capital of NT$2.137 per share, which amounted to an aggregate of NT$16.6 billion. See “Item 5. Operating and Financial Review and Prospects—Overview—Effect of adopting Taiwan IFRSs on our dividends and employee bonuses.”

(3)

Dividends for 2017, which are calculated based on Taiwan IFRSs, were approved by the board of directors in March 2018 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 15, 2018. Our payout ratio was 95.7% in 2017 after the adjustment of unappropriated earnings and the reversal of special reserve.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares. The closing price for our common shares on the TWSE on April 20, 2018 was NT$113.50 per share.

	Closing Price Per Common Share(1)		Average Daily Trading
	High	Low	Volume
	NT$	NT$	(in thousands)
2013	87.57	78.59	7,498
2014	89.35	81.59	6,307
2015	100.50	87.93	8,292
2016	118.50	93.82	11,059
First Quarter	110.50	98.20	10,744
Second Quarter	116.50	107.00	7,982
Third Quarter	118.50	110.50	11,624
Fourth Quarter	112.50	101.00	13,621
2017	106.00	95.49	8,703
First Quarter	101.22	95.49	10,602
Second Quarter	104.08	97.40	8,157
Third Quarter	105.51	102.00	8,062
Fourth Quarter	106.00	102.00	8,175
October	103.50	102.50	7,797
November	104.50	102.00	8,349
December	106.00	104.00	8,335
2018 (through April 20)	114.50	106.50	9,081
First Quarter	113.00	106.50	9,382
January	109.50	107.50	9,672
February	110.00	106.50	10,759
March	113.00	108.00	8,325
Second Quarter(through April 20)	114.50	112.00	7,629
April (through April 20)	114.50	112.00	7,629

(1)	The historical prices and volumes of our common shares traded on the TWSE have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the NYSE on April 20, 2018 was US$38.52 per ADS. Each of our ADSs represents the right to receive ten shares.

	Closing Price Per ADS(1)		Average ADS Daily Trading
	High	Low	Volume
	US$	US$	(in thousands)
2013	29.64	26.43	206
2014	29.99	26.50	111
2015	31.58	27.66	186
2016	37.38	28.24	262
First Quarter	34.22	29.57	257
Second Quarter	38.41	35.03	214
Third Quarter	37.38	34.64	215
Fourth Quarter	35.42	31.36	316
2017	35.44	29.95	191
First Quarter	33.24	29.96	313
Second Quarter	34.45	32.13	161
Third Quarter	34.82	33.46	161
Fourth Quarter	35.44	33.58	130
October	34.24	33.58	153
November	34.71	33.69	136
December	35.44	34.33	99
2018 (through April 20)	39.30	36.11	127
First Quarter	38.86	36.11	128
January	37.37	36.11	123
February	37.63	36.21	133
March	38.86	36.93	128
Second Quarter (through April 20)	39.30	38.52	125
April (through April 20)	39.30	38.52	125

(1)	The historical prices and volumes of our ADSs traded on the NYSE have been adjusted based on prior cash dividend payments, capital increases and capital reductions.

As of April 20, 2018, a total of 25,198,895 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

The MOTC, on behalf of the government of the ROC, owned approximately 32.59% of our outstanding common shares as of December 31, 2017. The remainder of our outstanding shares is held by public stockholders and other investors.

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

If our board of directors decides, by resolution, to commit any act in violation of any law or our Articles of Incorporation, any of our independent directors or any stockholder who has continuously held our shares for a period of one year or longer may request our board of directors to discontinue such act. One or more stockholders who have held more than 3% of the total number of our outstanding shares for over one year may send a written request to require an independent director to bring an action on our behalf against a director for losses suffered by us as a result of unlawful actions. In addition, if our stockholders’ meeting resolves to institute an action against a director, we shall, within 30 days from the date of such resolution, institute the action. In case of a lawsuit between us and a director, an independent director shall act on our behalf, unless otherwise provided by law; and our stockholders meeting may also appoint some other person to act on our behalf in a lawsuit.

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

We are not permitted to distribute dividends or make other distributions to stockholders in any year in which we do not have any net income or unappropriated earnings (excluding reserves). The ROC Company Act also requires that 10% of our annual net income, less prior years’ losses and outstanding tax, if any, be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. We may also set aside special reserve by the resolution of our stockholders’ meeting. In addition, our Articles of Incorporation provide that at least 50% of the remaining portion of the net income, less accumulated losses, outstanding taxes, the legal reserve and any special reserve, plus accumulated retained earnings from prior years will be distributed as dividends to stockholders. Under our Articles of Incorporation, not less than 50% of the total amount of the distributed dividends must be in cash, but if the cash dividends to be distributed are less than NT$0.10 per share, the dividends may be distributed in the form of shares. The actual percentage of distribution would take actual profitability of the year, capital budgeting, and status of finance into consideration, and would be executed following a resolution of shareholders’ meeting. According to the ROC Company Act amended as of May 20, 2015, earnings can no longer be distributed to employees. Rather, earnings may be distributed to shareholders, excluding employees and directors. To mitigate the impact on employees’ lost potential earnings, the amended ROC Company Act provides that the company must stipulate a specific amount or percentage of profits to be distributed to employees as compensation; however, if the company still has accumulated losses, it should be covered first. The compensation may, subject to a resolution which is adopted by a majority vote at a meeting of the board of directors attended by two-third of total number of directors, be distributed to employees in way of cash or shares. In addition, a report of such distribution shall be submitted to the shareholders’ meeting. As a result, we amended our Articles of Incorporation at our annual general stockholders’ meeting on June 24, 2016. Pursuant to our current Articles of Incorporation, in annual profit-making year, we should distribute 1.7% to 4.3% of profit as employees’ compensation, and not more than 0.17% of profit should be distributed as directors’ compensation; however, if we have any accumulated losses, an amount to offset losses should be reserved in advance. The changes do not have a material impact on our financial results, because we have categorized employee bonuses as an expense instead of as distributable earnings since 2008 in accordance with a clarification letter issued by the Ministry of Economic Affairs of Taiwan for the explanation of Article 64 of the Business Accounting Law.

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

Preemptive Rights

Under the ROC Company Act and our Articles of Incorporation, when we issue new shares for cash, unless otherwise approved by the central competent authority, our employees have rights to subscribe for between 10% and 15% of the new issue, and we have rights to restrain the shares subscribes by employees from being transferred within a specific period of time, which should not be longer than two years. Except for the shares reserved in accordance with the ROC Company Act, we are required to inform our existing shareholders of their rights to subscribe for additional shares pro rata to their respective shareholding and to note that the shareholders will lose their pre-emptive right if they fail to subscribe for the new shares within the prescribed period. In the event that there is any new share that has not been subscribed by the existing shareholders or our employees pursuant to their respective pre-emptive rights, we may offer such shares to other investors through public offering or private negotiation with any person designated by us.

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

Meetings of Stockholders

Pursuant to the ROC Securities and Exchange Act, as a listed company, we must hold a general shareholders’ meeting within six months after the end of each fiscal year and may not seek any extension for such meeting accordingly to Article 36 of Securities and Exchange Act. These meetings are generally held in New Taipei City, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the outstanding common shares for more than one year. Stockholders’ meetings may also be convened by an independent director. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more of the total number of our outstanding shares are entitled to submit, during the period of time prescribed by us no less than ten days, one written proposal each year for consideration at our annual general stockholders’ meeting in accordance with the ROC Company Act.

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

In general, a resolution can be adopted by the holders of at least one-half of the common shares represented at a stockholders’ meeting at which the holders of more than half of all issued and outstanding common shares are present. Under the ROC Company Act, the approval by at least one-half of the common shares represented at a stockholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to our Articles of Incorporation;
•	entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations;
•	transfer of the whole or substantial part of our business or assets;
•	taking over of the whole of the business or assets of any other company which would have significant impact on our operations;
•	distribution of any share dividend;
•	dissolution;
•	merger or spin-off; and
•	dismissing of directors.

Alternatively, the ROC Company Act provides that in the case of a public company, such as us, a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of stockholders at which holders of at least one-half of issued and outstanding common shares are present.

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

Register of Stockholders and Record Dates

Our share registrar, Yuanta Securities Co., Ltd., maintains our register of stockholders at its offices in Taipei, Taiwan.Under the ROC Company Act, we may, by giving advance public notice, set a record date and close the register of stockholders for a specified period in order for us to determine the stockholders or pledgees that are entitled to rights pertaining to the common shares. The specified period starting from such record date (to determine the entitled stockholders or pledgees) required is as follows:

•	general stockholders’ meeting—60 days;
•	special stockholders’ meeting—30 days; and
•	relevant record date for distribution of dividends or other entitlements—5 days.

Annual Consolidated Financial Statements

At least ten days before the annual general stockholders’ meeting, our annual consolidated financial statements prepared in accordance with Taiwan IFRSs, the business report, and the earnings distribution or losses offsetting proposal, must be available at our principal office in Taipei City, Taiwan for inspection by the stockholders.

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

Dividends

Dividends declared by us out of our retained earnings and distributed to you are subject to ROC withholding tax, currently at the rate of 21%, pursuant to the amendment to the Standards of Withholding Rates for Various Incomes promulgated by the Ministry of Finance of the ROC effective from January 1, 2018, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% ROC unappropriated earnings tax paid by us on our undistributed after-tax earnings, if any, may provide a credit of up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 21% ROC withholding tax imposed on these distributions. Starting from 2015, the allowed tax credit is adjusted to 50% of the unappropriated earnings tax paid by us.

According to the amendment to Income Tax Law, the rate of the ROC unappropriated earnings tax is adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018 and the allowed tax credit (against our earnings generated since January 1, 2018) is canceled. Such amendment will apply to our annual tax filings made since January 1, 2019.

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

As the legal reserve is set-aside from company’s profit earnings (after tax) in accordance with Article 237 of ROC Company Act, receipt of distribution of legal reserve shall be deemed as stockholders’ dividend income (or investment revenue) and be subject to ROC income tax collected by way of withholding at the time of distribution, currently at the rate of 21%, unless a lower withholding rate is provided under a tax treaty between the ROC and the jurisdiction where the Non-ROC Stockholder is a resident.

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

Estate Taxation and Gift Tax

ROC estate tax is payable on any property within Taiwan of a deceased person who is a non-resident individual, and ROC gift tax is payable on any property within Taiwan donated by any such person. Under ROC estate and gift tax laws, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether the ADSs will be regarded as property located in Taiwan under ROC estate and gift tax laws. Starting from May 12, 2017, estate tax is payable at rates ranging from 10% of the first NT$50,000,000 to 20% of amounts over NT$100,000,000, and gift tax is payable at rates ranging from 10% of the first NT$25,000,000 to 20% of amounts over NT$50,000,000.

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

Unappropriated Earnings Tax

Under the ROC Income Tax Act, a 10% unappropriated earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The unappropriated earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, up to a maximum amount of 10% of the declared dividends may be credited against the 21% withholding tax imposed on the non-resident holders of its shares. Starting from 2015, the allowed tax credit is adjusted to 50% of the unappropriated earnings tax paid by us.

According to the amendment to Income Tax Law, the rate of the ROC unappropriated earnings tax is adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018 and the allowed tax credit (against our earnings generated since January 1, 2018) is canceled. Such amendment will apply to our annual tax filings made since January 1, 2019.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2017, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2017 would have increased or decreased by NT$12.6 million (US$0.4 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2017, our cash and cash equivalents amounted to NT$28.8 billion (US$1.0 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) securities denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2017 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	EUR$/NT$	2018.03-06	EUR$2 million/NT$69 million
Forward exchange contracts-Buy	US$/NT$	2018.01	US$4 million/NT$125 million
Forward exchange contracts-Buy	EUR$/NT$	2018.03-06	EUR$4 million/NT$142 million

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

The table below presents the carrying amount and unrealized gain or loss for our available-for-sale equity securities traded in an active market and with quoted market price as of December 31, 2017.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Available-for-sale equity securities
Domestic listed stocks	3,125	620	15

The total value of our listed available-for-sale equity portfolio amounted to NT$3.1 billion (US$0.1 billion) as of December 31, 2017, which increased approximately 24.0% compared with the total value of our listed equity portfolio as of December 31, 2016. This increase was mainly due to the increasing price of the equity securities held by us.

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our comprehensive income for the year ended December 31, 2017 would have increased or decreased by NT$156.3 million (US$5.3 million). However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

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
•

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

Payments by Depositary

In 2017, we received US$0.9 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2017 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2017, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 27, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 27, 2018

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31
	2016	2017
	NT$	NT$	US$
	(in millions)
Audit fees(1)	47.2	38.2	1.3
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—

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

Director Independence. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a majority of independent directors on the board of directors. The ROC Securities Exchange Act requires the independent directors of a public company to comprise of no less than two persons and one-fifth of the total number of directors. We currently have four independent directors on our twelve-member board of directors. We follow the standards regulated under ROC Securities Exchange Act and by the FSC for determining director independence, which are comparable to the standards imposed by the NYSE.

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
1.1

Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation) (incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-31731) filed with the Commission on April 25, 2017).

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

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ YU CHENG
	Name:	Yu Cheng
	Title:	Chairman and Chief Executive Officer

Date: April 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and  subsidiaries (the "Company") as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Taiwan.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE

Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 27, 2018

We have served as the Company's auditor since 1998.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 and 2017

(In Millions of New Taiwan or U.S. Dollars)

		2016	2017
ASSETS	Notes	NT$	NT$	US$ (Note 6)
CURRENT ASSETS
Cash and cash equivalents	3, 7	$31,100	$28,825	$973
Financial assets at fair value through profit or loss	3, 8	—	—	—
Held-to-maturity financial assets	3, 10	2,140	—	—
Trade notes and accounts receivable, net	3, 4, 11	31,022	31,941	1,077
Receivables from related parties	40	14	49	2
Inventories	3, 4, 12, 41	7,423	8,840	298
Prepayments	13, 40	2,978	2,188	74
Other current monetary assets	14, 28	4,821	5,308	179
Other current assets	20, 32, 41	2,122	2,183	74
Total current assets		81,620	79,334	2,677
NONCURRENT ASSETS
Available-for-sale financial assets	3, 9	4,764	5,751	194
Investments accounted for using equity method	3, 16	2,386	2,326	78
Property, plant and equipment	3, 4, 17, 40, 41	291,170	288,708	9,740
Investment properties	3, 4, 18	8,115	8,048	272
Intangible assets	3, 4, 19	47,353	54,883	1,852
Deferred income tax assets	3, 32	2,322	2,730	92
Net defined benefit assets	3, 4, 28	919	13	—
Prepayments	13, 40	3,241	3,573	121
Other noncurrent assets	20, 41	5,025	5,536	187
Total noncurrent assets		365,295	371,568	12,536
TOTAL		$446,915	$450,902	$15,213

continued

		2016	2017
LIABILITIES AND EQUITY	Notes	NT$	NT$	US$ (Note 6)
CURRENT LIABILITIES
Short-term loans	22, 41	$138	$70	$2
Financial liabilities at fair value through profit or loss	3, 8	1	1	—
Hedging derivative financial liabilities	3, 21	1	1	—
Trade notes and accounts payable	24	18,810	19,396	654
Payables to related parties	40	762	684	23
Current tax liabilities	3, 32	6,522	8,674	293
Other payables	25	26,418	25,001	844
Provisions	3, 26	119	189	6
Advance receipts	27	10,059	8,842	298
Other current liabilities		1,330	1,081	37
Total current liabilities		64,160	63,939	2,157
NONCURRENT LIABILITIES
Long-term loans	23, 41	1,600	1,600	54
Deferred income tax liabilities	3, 32	1,464	1,430	48
Provisions	3, 26	66	78	3
Customers’ deposits	40	4,610	4,671	158
Net defined benefit liabilities	3, 4, 28	1,537	2,704	91
Deferred revenue	3	3,546	3,612	122
Other noncurrent liabilities		3,004	3,458	117
Total noncurrent liabilities		15,827	17,553	593
Total liabilities		79,987	81,492	2,750
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,617
Additional paid-in capital		147,180	148,091	4,996
Retained earnings
Legal reserve		77,574	77,574	2,617
Special reserve		2,676	2,681	91
Unappropriated earnings		55,657	54,633	1,843
Total retained earnings		135,907	134,888	4,551
Other adjustments		(5)	383	13
Total equity attributable to stockholders of the parent	15, 29	360,656	360,936	12,177
NONCONTROLLING INTERESTS	15, 29	6,272	8,474	286
Total equity		366,928	369,410	12,463
TOTAL		$446,915	$450,902	$15,213

concluded

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2015	2016	2017
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	4, 30, 40, 43	$231,795	$229,991	$227,514	$7,676
OPERATING COSTS	12, 28, 31, 40	148,126	147,552	146,837	4,954
GROSS PROFIT		83,669	82,439	80,677	2,722
OPERATING EXPENSES
Marketing		25,071	25,516	25,357	856
General and administrative		4,515	4,537	4,626	156
Research and development		3,617	3,785	3,886	131
Total operating expenses	28, 31, 40	33,203	33,838	33,869	1,143
OTHER INCOME AND EXPENSES	15, 17, 18, 31, 43	(105)	(496)	(105)	(3)
INCOME FROM OPERATIONS		50,361	48,105	46,703	1,576
NON-OPERATING INCOME AND EXPENSES
Interest income		306	189	205	7
Other income	31, 40	650	1,072	836	28
Other gains and losses	31, 40	(228)	(448)	(132)	(4)
Interest expenses		(33)	(20)	(22)	(1)
Share of the profits of associates and joint ventures accounted for using equity method	16	897	515	419	14
Total non-operating income and expenses		1,592	1,308	1,306	44
INCOME BEFORE INCOME TAX		51,953	49,413	48,009	1,620
INCOME TAX EXPENSE	3, 32	9,101	7,787	7,849	265
NET INCOME		42,852	41,626	40,160	1,355
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	28	(231)	(2,043)	(2,024)	(68)
Share of remeasurements of defined benefit pension plans of associates and joint ventures	16	(25)	(44)	1	—
Income tax benefit relating to items that will not be reclassified to profit or loss	32	39	347	344	11
		(217)	(1,740)	(1,679)	(57)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2015	2016	2017
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$24	$(170)	$(229)	$(8)
Unrealized gain (loss) on available-for- sale financial assets	31	(645)	(144)	605	21
Cash flow hedges	21, 31	1	(1)	(1)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	16	6	(3)	(5)	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	32	(2)	2	3	—
		(616)	(316)	373	13
Total other comprehensive income (loss), net of income tax		(833)	(2,056)	(1,306)	(44)
TOTAL COMPREHENSIVE INCOME		$42,019	$39,570	$38,854	$1,311
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$42,039	$40,485	$38,988	$1,315
Noncontrolling interests		813	1,141	1,172	40
		$42,852	$41,626	$40,160	$1,355
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$41,207	$38,486	$37,705	$1,272
Noncontrolling interests		812	1,084	1,149	39
		$42,019	$39,570	$38,854	$1,311
EARNINGS PER SHARE	33
Basic		$5.42	$5.22	$5.03	$0.17
Diluted		$5.41	$5.21	$5.02	$0.17
EARNINGS PER EQUIVALENT ADS
Basic		$54.19	$52.19	$50.26	$1.70
Diluted		$54.06	$52.11	$50.19	$1.69

The accompanying notes are an integral part of the consolidated financial statements	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
			Retained Earnings				Other Adjustments
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized 'Gain or Loss on Available-for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2015	$77,574	$146,720	$76,893	$2,820	$55,895	$135,608	$146	$740	$—	$886	$360,788	$4,924	$365,712
Appropriation of 2014 earnings
Legal reserve	—	—	681	—	(681)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	(144)	144	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(37,673)	(37,673)	—	—	—	—	(37,673)	—	(37,673)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(350)	(350)
Reversal of special reserve recognized from land disposal	—	—	—	—	—	—	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	27	—	—	—	—	—	—	—	—	27	18	45
Other changes in additional paid-in capital in subsidiaries	—	1	—	—	—	—	—	—	—	—	1	2	3
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2015	—	—	—	—	42,039	42,039	—	—	—	—	42,039	813	42,852
Other comprehensive income for the year ended December 31, 2015	—	—	—	—	(215)	(215)	31	(649)	1	(617)	(832)	(1)	(833)
Total comprehensive income for the year ended December 31, 2015	—	—	—	—	41,824	41,824	31	(649)	1	(617)	41,207	812	42,019
Compensation cost of employee stock options of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	36	36
Subsidiary purchased its treasury stock	—	(15)	—	—	(61)	(61)	—	—	—	—	(76)	(416)	(492)
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	39	39
BALANCE, DECEMBER 31, 2015	77,574	146,733	77,574	2,676	59,448	139,698	177	91	1	269	364,274	5,065	369,339
Appropriation of 2015 earnings
Cash dividends paid by Chunghwa	—	—	—	—	(42,551)	(42,551)	—	—	—	—	(42,551)	—	(42,551)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Partial disposal of interests in subsidiaries	—	58	—	—	—	—	—	—	—	—	58	25	83
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389	—	—	—	—	—	—	—	—	389	786	1,175
Net income for the year ended December 31, 2016	—	—	—	—	40,485	40,485	—	—	—	—	40,485	1,141	41,626
Other comprehensive loss for the year ended December 31, 2016	—	—	—	—	(1,725)	(1,725)	(131)	(142)	(1)	(274)	(1,999)	(57)	(2,056)
Total comprehensive income (loss) for the year ended December 31, 2016	—	—	—	—	38,760	38,760	(131)	(142)	(1)	(274)	38,486	1,084	39,570
Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	17	17
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	5	5
BALANCE, DECEMBER 31, 2016	77,574	147,180	77,574	2,676	55,657	135,907	46	(51)	—	(5)	360,656	6,272	366,928
Appropriation of 2016 earnings
Special reserve	—	—	—	5	(5)	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(38,336)	(38,336)	—	—	—	—	(38,336)	—	(38,336)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(942)	(942)
Unclaimed dividend	—	3	—	—	—	—	—	—	—	—	3	—	3
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	77	—	—	—	—	—	—	—	—	77	29	106
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	802	—	—	—	—	—	—	—	—	802	1,750	2,552
Other changes in additional paid-in capital of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2017	—	—	—	—	38,988	38,988	—	—	—	—	38,988	1,172	40,160
Other comprehensive loss for the year ended December 31, 2017	—	—	—	—	(1,671)	(1,671)	(220)	609	(1)	388	(1,283)	(23)	(1,306)
Total comprehensive income (loss) for the year ended December 31, 2017	—	—	—	—	37,317	37,317	(220)	609	(1)	388	37,705	1,149	38,854
Share-based payment transactions of subsidiaries	—	2	—	—	—	—	—	—	—	—	2	20	22
Net increase in noncontrolling interests	—	27	—	—	—	—	—	—	—	—	27	196	223
BALANCE, DECEMBER 31, 2017	$77,574	$148,091	$77,574	$2,681	$54,633	$134,888	$(174)	$558	$(1)	$383	$360,936	$8,474	$369,410
BALANCE, DECEMBER 31, 2017 (IN MILLIONS OF US$ - Note 6)	$2,617	$4,996	$2,617	$91	$1,843	$4,551	$(6)	$19	$—	$13	$12,177	$286	$12,463

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Millions of New Taiwan or U.S. Dollars)

	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$51,953	$49,413	$48,009	$1,620
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	30,368	29,106	28,164	950
Amortization	3,080	3,379	3,766	127
Provision for doubtful accounts	519	941	643	22
Interest expenses	33	20	22	1
Interest income	(306)	(189)	(205)	(7)
Dividend income	(218)	(391)	(328)	(11)
Compensation cost of share-based payment transactions	36	17	22	1
Share of profits of associates and joint ventures accounted for using equity method	(897)	(515)	(419)	(14)
Loss on disposal of property, plant and equipment	109	48	107	4
Property, plant and equipment transferred to expenses	—	—	3	—
Loss on disposal of intangible assets	—	—	—	—
Gain on disposal of financial instruments	—	—	(3)	—
Loss (gain) on disposal of investments accounted for using equity method	(4)	2	—	—
Impairment loss on available-for-sale financial assets	107	577	—	—
Impairment loss on investments accounted for using equity method	8	—	—	—
Provision for inventory and obsolescence	198	192	52	2
Impairment loss on property, plant and equipment	138	596	—	—
Reversal of impairment loss on investment properties	(142)	(148)	(11)	—
Impairment loss on intangible assets	—	—	9	—
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	—	1	(1)	—
Loss (gain) on foreign exchange, net	54	(80)	83	3
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	1	—	—	—
Trade notes and accounts receivable	(1,172)	(4,613)	(1,191)	(40)
Receivables from related parties	39	28	(36)	(1)
Inventories	(1,852)	1,166	(1,469)	(50)
Prepayments	(327)	62	458	15
Other current monetary assets	(357)	(242)	(81)	(3)
Other current assets	889	214	(61)	(2)
Increase (decrease) in:
Trade notes and accounts payable	(2,223)	2,497	587	20
Payables to related parties	203	151	(78)	(3)
Other payables	1,644	(76)	(691)	(24)
Provisions	(24)	(63)	82	3
Advance receipts	1,134	504	(728)	(25)
Other current liabilities	(112)	7	(76)	(3)
Deferred revenue	218	(70)	66	2
Net defined benefit plans	439	(8,539)	49	2
Cash generated from operations	83,536	73,995	76,744	2,589
Interest paid	(33)	(20)	(22)	(1)
Income tax paid	(7,178)	(9,023)	(5,790)	(195)
Net cash provided by operating activities	76,325	64,952	70,932	2,393

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Millions of New Taiwan or U.S. Dollars)

	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$(29)	$(53)	$(400)	$(13)
Proceeds from disposal of available-for-sale financial assets	2	39	9	—
Proceeds from capital reduction of available-for-sale financial assets	44	37	12	—
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(11,494)	(4,119)	(6,231)	(210)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	11,824	2,834	5,650	191
Acquisition of held-to-maturity financial assets	(1,002)	—	—	—
Proceeds from disposal of held-to-maturity financial assets	4,450	1,875	2,140	72
Acquisition of investments accounted for using equity method	(6)	(30)	—	—
Proceeds from disposal of investments accounted for using equity method	16	182	—	—
Net cash outflow on acquisition of subsidiaries	(114)	—	—	—
Acquisition of property, plant and equipment	(25,084)	(23,517)	(26,875)	(907)
Proceeds from disposal of property, plant and equipment	4	44	159	5
Acquisition of intangible assets	(10,380)	(282)	(11,305)	(381)
Acquisition of investment properties	—	—	—	—
Decrease (increase) in other noncurrent assets	72	63	(788)	(27)
Interest received	337	198	233	8
Cash dividends received	907	1,066	675	23
Net cash used in investing activities	(30,453)	(21,663)	(36,721)	(1,239)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,750	1,415	6,952	235
Repayment of short-term loans	(3,258)	(1,387)	(7,020)	(237)
Repayment of long-term loans	(190)	(150)	—	—
Decrease in customers’ deposits	(37)	(294)	(111)	(4)
Increase (decrease) in other noncurrent liabilities	12	(104)	(37)	(1)
Cash dividends paid	(37,673)	(42,551)	(38,336)	(1,293)
Partial disposal of interests in subsidiaries without losing control	45	83	106	4
Cash dividends distributed to noncontrolling interests	(350)	(710)	(942)	(32)
Change in other noncontrolling interests	(485)	1,180	2,777	94
Unclaimed dividend	—	—	3	—
Net cash used in financing activities	(39,186)	(42,518)	(36,608)	(1,234)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2015, 2016 and 2017

(In Millions of New Taiwan or U.S. Dollars)

	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 6)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$25	$58	$122	$4
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,711	829	(2,275)	(76)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	23,560	30,271	31,100	1,049
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$30,271	$31,100	$28,825	$973

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

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

The consolidated financial statements were authorized for issue by the management on April 19, 2018.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively, “IFRSs”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

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

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

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

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2016	2017	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	29	29	1)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	69	67	2)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	3)
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, sales agent of mobile phone plan application and other business services	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	4)
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	—	100	5)

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2016	2017	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	—	80	6)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	—	7)
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	89
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	—	100	8)
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49
Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	9)
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd. (“CEI”)	E-book publishing and copyright negotiation of digital music	—	—	10)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	41	38	11)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	—	—	12)
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	100	—	13)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2016	2017	Note
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	—	—	14)
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	100	100	15)
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100	17)
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75	16)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100

(Concluded)

1)

The Company owns 28.93% equity shares of SENAO. Chunghwa had originally four out of seven seats of the Board of Directors of SENAO through the support of large beneficial stockholders.  In order to comply with the local regulations, SENAO increased two seats of independent directors in June 2016; therefore, total seats of its Board of Directors increased to nine and Chunghwa continues to hold four out of nine seats of the Board of Directors.  As Chunghwa remains the control over SENAO’s relevant activities, the accounts of SENAO are included in the consolidated financial statements.

2)

Chunghwa and CHI disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements.  The Company’s equity ownership of CHIEF decreased to 70.43% as of December 31, 2017.  CHIEF issued new shares in March 2018 as its employees exercised their options.  The Company’s equity ownership decreased to 69.31% on March 31, 2018.

3)	Chunghwa International Yellow Pages Co., Ltd changed its name to CHYP Multimedia Marketing & Communications Co., Ltd starting from September 4, 2017.
4)	Chunghwa invested 75% equity shares of Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”) in July 2016.
5)	Chunghwa invested 100% equity shares of Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”) in March 2017.
6)	Chunghwa invested 80% equity shares of CHT Security Co., Ltd. (“CHTSC”) in December 2017.
7)	New Prospect was approved to dissolve its business in April 2017. The liquidation of New Prospect was completed in May 2017.
8)	SENAO invested 100% equity shares of SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”) in November 2017.
9)	Concord was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.
10)	CEI’s liquidation was completed in August 2016 and SHE received the proceeds from the liquidation.
11)	CHI disposed of some shares of CHPT in March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016 and September 2017. Therefore, its ownership interest in CHPT decreased to 38.30%.  However, considering absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

12)	CIHC’s dissolution was approved in August 2016 and the liquidation was completed in September 2016. CHI received the proceeds from the liquidation.
13)	GNSS (Shanghai) completed its liquidation in August 2017 and Concord received the proceeds from the liquidation.
14)	COI completed its liquidation in July 2016 and CIHC received the proceeds from the liquidation.
15)	SEITS was approved to end and dissolve its business in March 2017. The liquidation of SEITS was completed in March 2018.
16)	JZIT was approved to end and dissolve its business in May 2016. The liquidation of JZIT is still in process.
17)	SITJ was approved to end and dissolve its business in April 2018. The liquidation of SITJ is still in process.
18)	LED invested 60% equity shares of Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”) in March 2018.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2017:

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

Chunghwa uses New Taiwan dollars (NT$) as the functional currency.  For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries and associates in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for the period.  Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

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

Financial assets are classified as at FVTPL when the financial asset is held for trading.

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

For financial assets carried at amortized cost, such as held-to-maturity financial assets, and trade notes and accounts receivable, assets that are individually assessed and not impaired are, in addition, assessed for impairment on a collective basis.

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

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount paid by the customer for the products.

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

Share-based Payment Arrangements - Employee Stock Options

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee stock options that are expected to ultimately vest, with a corresponding increase in additional paid-in capital - employee stock options.  If the equity instruments granted vest immediately at the grant date, expenses are recognized in full in profit or loss.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest.  The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital - employee stock options.

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

e.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies - Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

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

As discussed in Note 3, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities.  After considering the Company's absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

5.	APPLICATION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied the amendments to IFRS 12 included in the Annual Improvements to IFRSs 2014-2016 Cycle, Amendments to IAS 7: Disclosure Initiative, and Amendments to IAS 12:  Recognition of Deferred Tax Assets for Unrealized Losses for the first time in 2017.  The application of these amendments has had no impact on the disclosures or amounts recognized in the Company's consolidated financial statements.

New and Amended IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and amended IFRSs that have been issued but are not yet effective.

New or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2014-2016 Cycle	Note 2
Amendments to IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IAS 40	Transfers of investment property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019 (Note 3)

Note 1:	The aforementioned new or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:

The Company has applied the amendment to IFRS 12 included in the Annual Improvements to IFRSs 2014-2016 Cycle for the first time in 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Note 3:	Companies shall apply the amendments to pension plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the Company believes the adoption of the aforementioned new and amended IFRSs will not have material impact on the Company’s consolidated financial statements.

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

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs.  Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.  Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer.  Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.Under IFRS 15, the net effect of revenue recognized, consideration received and receivable is recognized as a contract asset or a contract liability.  Before the application of IFRS 15, receivable is recognized or advance receipts and deferred revenue is reduced when revenue is recognized for the contract under IAS 18.

Under IFRS 15, the Company will recognize a trade-in liability (other current liability) and a right to recover a product (other current asset) when recognizing revenue for the sale with a trade-in right.  Before the application of IFRS 15, trade-in right provisions and inventories are recognized when recognizing revenue.

The Company elected to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and recognized the cumulative effect of the change in the retained earnings on January 1, 2018.  In addition, the Company will disclose the difference between the amounts that result from applying IFRS 15 and the amounts that result from applying current standards for 2018.

The anticipated significant impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is showed as follows (The following table only disclosed the summary of differences arising from recognitions and measurements.  The differences arising from presentations are not included.):

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application of IFRS 15	Adjusted Carrying Amount as of January 1, 2018
	NT$	NT$	NT$
	(In Millions)
Contract assets - current	$—	$6,998	$6,998
Contract assets - noncurrent	$—	3,917	$3,917
Incremental costs to obtain a contract	$—	2,467	$2,467
Total effect on assets		$13,382

Contract liability - current	$—	$197	$197
Contract liability - noncurrent	$—	86	$86
Current tax liabilities	$8,674	2,227	$10,901
Total effect on liabilities		$2,510

Total effect on equity (unappropriated earnings)	$54,633	$10,872	$65,505
b.	IFRS 9 “Financial Instruments” and related amendments

With regard to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value.

Non-debt financial instruments held by the Company are measured at fair values. Changes in fair values are recognized in profit or loss.  However, the Company may make an irrevocable election to designate equity investments that are not held for trading as financial assets at fair value through other comprehensive income with only dividend income recognized in profit or loss and subsequent changes in the fair value of an equity investment recognized in other comprehensive income.  No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The Company analyzed the facts and circumstances of its financial assets that exist at December 31, 2017 and performed the assessment of the impact of IFRS 9 on the classification and measurement of financial assets.

Under IFRS 9, except the available-for-sale financial asset listed on the TWSE will be designated as financial asset at fair value through other comprehensive income, other listed available-for-sale equity investment will be designated as financial asset at fair value through profit or loss.  In addition, investments in unlisted shares measured at cost will be measured at fair value, and designated as financial assets at fair value through other comprehensive income at initial recognition.

IFRS 9 introduces a new expected loss impairment model to measure the impairment of financial assets and recognize loss allowance for the related expected credit losses.  If the credit risk on a financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument should be measured at an amount equal to 12-month expected credit losses.  If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the loss allowance for that financial instrument should be measured at an amount equal to the lifetime expected credit losses.  A simplified approach is used for trade accounts receivables and contract assets and the loss allowance for these financial instruments could be measured at an amount equal to lifetime expected credit losses.  As a result of retrospective application of expected loss impairment model, there was no material impact on the Company’s consolidated financial statements.

The Company elected not to restate prior reporting periods when applying the requirements for the financial assets under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application and will provide the disclosures related to the classification and the adjustment information upon the application of IFRS 9.

The anticipated significant impact on assets, liabilities and equity of retrospective application of the IFRS 9 on January 1, 2018 is set out below:

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application of IFRS 9	Adjusted Carrying Amount as of January 1, 2018
	NT$	NT$	NT$
	(In Millions)
Impact on assets, liabilities and equity
Financial assets at fair value through profit or loss - noncurrent	$—	$54	$54
Financial assets at fair value through other comprehensive income - noncurrent	$—	7,539	$7,539
Available-for-sale financial assets - noncurrent	$5,751	(5,751)	$—
Total effect on assets		$1,842

Total effect on liabilities (deferred income tax liabilities)	$1,430	$(1)	$1,429

Unrealized gain or loss on available-for-sale financial assets	$558	$(558)	$—
Unrealized gain or loss on financial assets at fair value through other comprehensive income	$—	883	$883
Unappropriated earnings	$54,633	1,522	$56,155
Noncontrolling interests	$8,474	(4)	$8,470
Total effect on equity		$1,843
c.	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases.  The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases.  On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method.  On the consolidated financial statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

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

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars.  For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 29, 2017, which was NT$29.64 to US$1.00.  The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.	CASH AND CASH EQUIVALENTS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$370	$383
Bank deposits	7,240	7,877
	7,610	8,260
Cash equivalents (investments with maturities of less than three months)
Commercial paper	$11,436	$10,179
Negotiable certificate of deposit	10,800	7,950
Time deposits	1,254	2,436
	23,490	20,565
	$31,100	$28,825

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits as of balance sheet dates were as follows:

December 31
	2016	2017
Bank deposits	0.00%-0.42%	0.00%-0.70%
Commercial paper	0.32%-0.42%	0.32%-0.40%
Negotiable certificate of deposit	0.35%-0.50%	0.40%-0.50%
Time deposits	0.40%-3.30%	0.52%-4.40%

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1	$1

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

		Maturity	Contract Amount
	Currency	Period	(In Millions)
December 31, 2016
Forward exchange contracts - buy	EUR/NT$	2017.03	EUR5/NT$167
Forward exchange contracts - buy	US$/NT$	2017.01	US$2/NT$55

December 31, 2017
Forward exchange contracts - buy	EUR/NT$	2018.03-06	EUR2/NT$69
Forward exchange contracts - buy	US$/NT$	2018.01	US$4/NT$125

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates.  However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS - NONCURRENT

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Equity securities
Domestic listed stocks	$2,521	$3,125
Domestic non-listed stocks	1,949	2,332
Foreign non-listed stocks	294	294
	$4,764	$5,751

CHI evaluated and concluded its listed available-for-sale financial assets were partially impaired and recorded an impairment loss of $26　 million for the year ended December 31, 2015.  Chunghwa evaluated and concluded its listed available-for-sale financial assets were impaired and recorded an impairment loss of $577　 million for the year ended December 31, 2016.  The Company evaluated and concluded that there was no indication that its listed available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the year ended December 31, 2017.

The fair values of the above non-listed stocks investments cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet dates.

The Company invested $300 million to invest Taiwania Capital Buffalo Fund Co., Ltd. in December 2017 and owns 12.9% equity shares of Taiwania Capital Buffalo Fund Co., Ltd..  Taiwania Capital Buffalo Fund Co., Ltd. engaged mainly in investment business.

The Company disposed non-listed available-for-sale financial assets with carrying amounts of $2 million, $9 million and $5 million for the years ended 2015, 2016 and 2017, respectively, and recognized the gains (losses) from the disposal of $(0.4) million, $1 million and $3 million for the years ended December 31, 2015, 2016 and 2017, respectively.

After the Company evaluated the financial positions and future operation results of non-listed available-for-sale financial assets, the Company concluded some of its investments that have ceased their operations were fully impaired, and recognized an impairment loss of $77 million for the year ended December 31, 2015.  In addition, some of its investments were encountering profit recession or deficit.  The Company concluded the recoverable amount of such investments which represented present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset or based on the market approach using financial indicators such as PE ratios of the comparable listed companies was lower than the carrying amount.  Therefore, the Company recognized impairment losses of $4 million for the year ended December 31, 2015.  The Company evaluated and concluded that there was no indication that non-listed available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the years ended December 31, 2016 and 2017.

10.	HELD-TO-MATURITY FINANCIAL ASSETS - CURRENT

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Corporate bonds	$1,990	$—
Bank debentures	150	—
	$2,140	$—

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Corporate bonds
Par value	$1,990	$—
Nominal interest rate	1.18%-1.35%	—
Effective interest rate	1.20%-1.35%	—
Average remaining maturity life	0.34 year	—

Bank debentures
Par value	$150	$—
Nominal interest rate	1.25%	—
Effective interest rate	1.25%	—
Average remaining maturity life	0.41 year	—

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$32,795	$34,058
Less: Allowance for doubtful accounts	(1,773)	(2,117)
	$31,022	$31,941

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

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Non-overdue	$29,596	$30,032
Less than 30 days	1,050	1,280
31-60 days	348	485
61-90 days	286	278
91-120 days	198	253
121-180 days	119	122
More than 181 days	1,198	1,608
	$32,795	$34,058

The above aging analysis was based on days overdue.

At the balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company.  The aging of these receivables as of balance sheet dates was as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Less than 30 days	$256	$328
31-60 days	47	36
61-90 days	9	7
91-120 days	74	70
121-180 days	1	1
More than 181 days	13	7
	$400	$449

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2015	$276	$773	$1,049
Add: Provision for doubtful accounts	88	392	480
Deduct: Amounts written off	—	(195)	(195)
Balance on December 31, 2015	364	970	1,334
Add: Provision for doubtful accounts	715	228	943
Deduct: Amounts written off	(274)	(230)	(504)
Balance on December 31, 2016	805	968	1,773
Add: Provision for doubtful accounts	535	43	578
Deduct: Amounts written off	(15)	(219)	(234)
Balance on December 31, 2017	$1,325	$792	$2,117

12.	INVENTORIES

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Merchandise	$4,136	$5,133
Project in process	961	1,390
Work in process	109	152
Raw materials	143	89
	5,349	6,764
Land held under development	1,999	1,999
Construction in progress	75	77
	$7,423	$8,840

The operating costs related to inventories were $52,666 million, $54,183 million and $56,342 million for the years ended December 31, 2015, 2016 and 2017, respectively.

For the years ended December 31, 2015, 2016 and 2017, the provisions for inventory and obsolescence recognized as operating costs included the amounts of $198 million, $192 million and $52 million, respectively.

As of December 31, 2016 and 2017, inventories of $2,074 million and $2,076 million, respectively, were expected to be recovered for a time period longer than twelve months.  The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on December 31, 2016 and 2017 was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

13.	PREPAYMENTS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Prepaid rents	$2,934	$2,687
Others	3,285	3,074
	$6,219	$5,761
Current
Prepaid rents	$899	$812
Others	2,079	1,376
	$2,978	$2,188
Noncurrent
Prepaid rents	$2,035	$1,875
Others	1,206	1,698
	$3,241	$3,573

14.	OTHER CURRENT MONETARY ASSETS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$3,568	$4,054
Others	1,253	1,254
	$4,821	$5,308

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2016	2017
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.11%-1.95%	0.06%-4.15%

15.	SUBSIDIARIES
a.	Information on significant noncontrolling interest subsidiary

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	and Principal	December 31
Subsidiaries	Place of Business	2016	2017
SENAO	Taiwan	71%	71%
CHPT	Taiwan	59%	62%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2015	2016	2017	2016	2017
	NT$	NT$	NT$	NT$	NT$
		(In Millions)
SENAO	$551	$690	$592	$4,069	$4,092
CHPT	$212	$341	$431	1,575	3,513
Individually immaterial subsidiaries with noncontrolling interests				628	869
				$6,272	$8,474

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below.  The summarized financial information below represents amounts before intercompany eliminations.

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Current assets	$7,762	$7,584
Noncurrent assets	$2,535	$2,531
Current liabilities	$4,466	$4,278
Noncurrent liabilities	$155	$160
Equity attributable to the parent	$1,607	$1,585
Equity attributable to noncontrolling interests	$4,069	$4,092

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
Revenue and income	$35,944	$34,453	$36,038
Costs and expenses	35,171	33,476	35,200
Profit for the year	$773	$977	$838

Profit attributable to the parent	$222	$287	$246
Profit attributable to noncontrolling interests	551	690	592
Profit for the year	$773	$977	$838

Other comprehensive income (loss) attributable to the parent	$(1)	$(21)	$3
Other comprehensive loss attributable to noncontrolling interests	(2)	(53)	(17)
Other comprehensive loss for the year	$(3)	$(74)	$(14)

Total comprehensive income attributable to the parent	$222	$266	$249
Total comprehensive income attributable to noncontrolling interests	548	637	575
Total comprehensive income for the year	$770	$903	$824

Dividends paid to noncontrolling interests	$274	$526	$703

Net cash flow from operating activities	$1,739	$531	$1,081
Net cash flow from investing activities	54	130	(57)
Net cash flow from financing activities	(1,530)	(677)	(897)
Effect of exchange rate changes on cash and cash equivalents	11	(7)	(2)
Net cash inflow (outflow)	$274	$(23)	$125

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below.  The summarized financial information below represents amounts before intercompany eliminations.

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Current assets	$2,116	$4,496
Noncurrent assets	$1,872	$2,167
Current liabilities	$1,323	$965
Noncurrent liabilities	$1	$1
Equity attributable to CHI	$1,089	$2,184
Equity attributable to noncontrolling interests	$1,575	$3,513

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
Revenue and income	$1,735	$2,607	$3,127
Costs and expenses	1,341	2,020	2,402
Profit for the year	$394	$587	$725

Profit attributable to CHI	$182	$246	$294
Profit attributable to noncontrolling interests	212	341	431
Profit for the year	$394	$587	$725

Other comprehensive loss attributable to CHI	$—	$—	$(1)
Other comprehensive loss attributable to noncontrolling interests	—	—	(2)
Other comprehensive loss for the year	$—	$—	$(3)

Total comprehensive income attributable to CHI	$182	$246	$293
Total comprehensive income attributable to noncontrolling interests	212	341	429
Total comprehensive income for the year	$394	$587	$722

Dividends paid to noncontrolling interests	$35	$109	$146

Net cash flow from operating activities	$532	$671	$1,052
Net cash flow from investing activities	(200)	(904)	(639)
Net cash flow from financing activities	(112)	841	2,306
Effect of exchange rate changes on cash and cash equivalents	3	(2)	(4)
Net cash inflow	$223	$606	$2,715

b.	Equity transactions with noncontrolling interests

CHI disposed of some shares of CHPT in January 2015 and March 2016, and did not participate in the capital increase of CHPT in March 2016 and September 2017.  Therefore, the Company’s ownership interest in CHPT decreased to 38.30%.  See Note 34(d) for details.

SENAO purchased its treasury stock in June and July 2015, and the Company’s ownership interest of SENAO increased from 28.18% to 29.31%.

SENAO participated in share subscription of Youth in December 2015 at a percentage different from its original ownership interest.  Therefore, the ownership interest of Youth increased from 70% to 89.48%.

SENAO transferred its treasury stock to employees in May and November 2017 and the Company’s ownership interest in SENAO decreased to 28.93%.  See Note 34(b) for details.

Chunghwa and CHI disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements.  The Company’s equity ownership of CHIEF decreased to 70.43%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2015, 2016 and 2017 was as follows:

	Year Ended December 31
	2015			2016		2017
	CHI Disposed Some Shares of CHPT	SENAO Purchased Its Treasury Stock	SENAO Participated in Youth's Share Subscription	CHI Disposed Some Shares of CHPT	CHI Did Not Participate in the Capital Increase of CHPT	CHI Did Not Participate in the Capital Increase of CHPT	SENAO Transferred its Treasury Stock	Chunghwa and CHI Disposed Some Shares of CHIEF
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cash consideration received from (paid to) Noncontrolling interests	$45	$(492)	$—	$83	$1,175	$2,552	$164	$106
The proportionate share of the carrying amount of the net assets of the subsidiary transferred (to) from noncontrolling interests	(18)	416	(0.4)	(25)	(786)	(1,750)	(137)	(29)
Differences arising from equity transactions	$27	$(76)	$(0.4)	$58	$389	$802	$27	$77
Line items for equity transaction adjustments
Additional paid-in capital - difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$27	$—	$—	$58	$—	$—	$—	$77
Additional paid-in capital - arising from changes in equities of subsidiaries	$—	$(15)	$(0.4)	$—	$389	$802	$27	$—
Unappropriated earnings	$—	$(61)	$—	$—	$—	$—	$—	$—

c.	Business combinations
1)	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (％)	Consideration Transferred
				NT$
				(In Millions)
Youth Co., Ltd. and its subsidiaries	Sale and maintenance of information and communication technologies products	September 2, 2015	70	$135

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

SENAO evaluated the goodwill that arose in the acquisition of Youth and its subsidiaries at the end of each year.  SENAO determined the smallest identifiable group of assets that generates cash inflows as single cash generating units by business type, and evaluated the recoverable amount of those cash generating units by their value in use.  The management of SENAO estimated the cash flow projections based on the financial budgets for the following five years.  Discount rates were 16.3%, 14.6% and 14.8% as of December 31 2015, 2016 and 2017, respectively and were used to calculate the recoverable amount of related cash generating units by discounting aforementioned cash flows.SENAO concluded that there was no impairment loss recognized for the years ended December 31, 2015 and 2016.  Furthermore, SENAO concluded the recoverable amount of the goodwill was lower than the carrying value and recognized impairment loss of $9 million for the year ended December 31, 2017.  The impairment loss was included in other income and expenses in the statements of comprehensive income.

4)	Net cash outflow on acquisition of subsidiaries

Youth and Its Subsidiaries
NT$
(In Millions)
Consideration paid in cash	$135
Less: Cash and cash equivalents acquired	(21)
$114

5)	Impact of acquisitions on the results of the Company’s financial performance

The results of the acquired subsidiaries’ financial performance from the acquisition date to December 31, 2015, were as follows:

Youth and ItsSubsidiaries
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

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Investments in associates	$2,383	$2,326
Investments in joint ventures	3	—
	$2,386	$2,326

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Listed
Senao Networks, Inc. (“SNI”)	$680	$704

Non-listed
ST-2 Satellite Ventures Pte. Ltd. (“STS”)	467	472
International Integrated System, Inc. (“IISI”)	307	292
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	275	256
Skysoft Co., Ltd. (“SKYSOFT”)	145	140
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	142	132
KingwayTek Technology Co., Ltd. (“KWT”)	84	90
So-net Entertainment Taiwan Limited (“So-net”)	111	104
Taiwan International Ports Logistics Corporation (“TIPL”)	57	50
Click Force Co., Ltd. (“CF”)	37	38
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	22	12
HopeTech Technologies Limited (“HopeTech”)	24	23
Alliance Digital Tech Co., Ltd. (“ADT”)	32	13
MeWorks LIMITED (HK) (“MeWorks”)	—	—
	$2,383	$2,326

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	December 31
	2016	2017
Senao Networks, Inc. (“SNI”)	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
International Integrated System, Inc. (“IISI”)	32	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
KingwayTek Technology Co., Ltd. (“KWT”)	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Click Force Co., Ltd. (“CF”)	49	49
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	22
HopeTech Technologies Limited (“HopeTech”)	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14
MeWorks LIMITED (HK) (“MeWorks”)	20	20

None of the above associates is considered individually material to the Company.  Summarized financial information of associates that are not individually material was as follows:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profit	$926	$557	$420
The Company’s share of other comprehensive loss	(19)	(47)	(4)
The Company’s share of total comprehensive income	$907	$510	$416

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
SNI	$2,537	$2,130

Chunghwa sold its partial ownership interest in KWT in January 2015.  The gain on disposal of KWT was $7 million.

CHYP participated in the capital increase of CF by investing $6 million in April 2015.  CHYP holds 49% ownership interest of CF. CF engages mainly in advertisement services.

Sertec completed its liquidation in June 2015.  CHI recognized the gain on disposal of Sertec of $1 million and received the proceeds from disposal in July 2015.

CHI disposed all ownership interest in Panda Monium Company Ltd. in September 2015.

As the operation of MeWorks ceased, the Company concluded that this investment was fully impaired and recognized an impairment loss of $8 million for the year ended December 31, 2015.

Chunghwa participated in the capital increase of ADT by investing $30 million in December 2016.  The Company owns 14% equity shares of ADT.  As the Company remains the seat in the Board of Directors of ADT, and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT.  ADT engages mainly in the development of mobile payments and information processing service.

The Company did not participate in the capital increase of DZIM in April 2017 and the ownership interest of DZIM decreased from 26% to 22%.  DZIM engages mainly in information technology service and general advertisement service.

The Company’s share of profit and other comprehensive loss of associates was recognized based on the audited financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

			% of Ownership and
	Carrying Amount		Voting Rights
	December 31		December 31
	2016	2017	2016	2017
	NT$	NT$
	(In Millions)
Non-listed
Chunghwa Benefit One Co., Ltd. (“CBO”)	$3	$—	50	—
Huada Digital Corporation (“HDD”)	—	—	50	—
	$3	$—

In March 2016, the stockholders of HDD approved that HDD should start its dissolution from March 31, 2016.  Chunghwa received the proceeds from the liquidation in September 2016 and recognized the disposal loss of $0.4 million.  HDD completed its liquidation in March 2017.

In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. CBO completed its liquidation in December 2017 and recognized the disposal loss of $0.2 million.

None of the above joint ventures is considered individually material to the Company.  Summarized financial information of joint ventures that were not material to the Company was as follows:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
The Company’s share of loss	$(29)	$(42)	$(1)
The Company’s share of other comprehensive income	—	—	—
The Company’s share of total comprehensive loss	$(29)	$(42)	$(1)

The Company’s share of loss of joint ventures was recorded based on the audited financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Carrying amount
Land	$103,872	$104,079
Land improvements	333	302
Buildings	42,147	45,895
Computer equipment	2,713	2,374
Telecommunications equipment	119,195	114,900
Transportation equipment	629	321
Miscellaneous equipment	2,140	2,310
Construction in progress and equipment to be accepted	20,141	18,527
	$291,170	$288,708

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2015	$102,774	$1,558	$67,600	$15,318	$695,076	$3,824	$8,643	$20,930	$915,723
Additions	—	—	59	37	159	—	203	23,993	24,451
Disposal	—	—	(11)	(1,073)	(13,047)	(69)	(511)	—	(14,711)
Effect of foreign exchange differences	—	—	—	—	69	—	—	—	69
Acquisitions through business combinations	19	—	7	—	—	—	39	—	65
Others	(46)	17	135	714	23,115	60	363	(24,521)	(163)
Balance on December 31, 2015	$102,747	$1,575	$67,790	$14,996	$705,372	$3,815	$8,737	$20,402	$925,434
Accumulated depreciation and impairment
Balance on January 1, 2015	$—	$(1,145)	$(23,202)	$(11,308)	$(568,767)	$(2,208)	$(6,443)	$—	$(613,073)
Depreciation expenses	—	(53)	(1,269)	(1,467)	(26,291)	(599)	(671)	—	(30,350)
Disposal	—	—	10	1,061	13,033	69	425	—	14,598
Impairment losses	—	—	—	—	(138)	—	—	—	(138)
Effect of foreign exchange differences	—	—	—	—	(14)	—	—	—	(14)
Acquisitions through business combinations	—	—	(1)	—	—	—	(28)	—	(29)
Others	—	(5)	41	(1)	(28)	(12)	(24)	—	(29)
Balance on December 31, 2015	$—	$(1,203)	$(24,421)	$(11,715)	$(582,205)	$(2,750)	$(6,741)	$—	$(629,035)
Cost
Balance on January 1, 2016	$102,747	$1,575	$67,790	$14,996	$705,372	$3,815	$8,737	$20,402	$925,434
Additions	791	—	36	42	171	1	255	23,295	24,591
Disposal	(2)	(6)	(35)	(1,546)	(11,542)	(54)	(625)	—	(13,810)
Effect of foreign exchange differences	—	—	—	(3)	(35)	—	(4)	—	(42)
Others	336	12	(53)	806	21,726	104	580	(23,556)	(45)
Balance on December 31, 2016	$103,872	$1,581	$67,738	$14,295	$715,692	$3,866	$8,943	$20,141	$936,128

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2016	$—	$(1,203)	$(24,421)	$(11,715)	$(582,205)	$(2,750)	$(6,741)	$—	$(629,035)
Depreciation expenses	—	(51)	(1,269)	(1,332)	(25,280)	(529)	(626)	—	(29,087)
Disposal	—	6	34	1,529	11,512	54	583	—	13,718
Impairment losses	—	—	—	—	(596)	—	—	—	(596)
Effect of foreign exchange differences	—	—	—	1	7	—	4	—	12
Others	—	—	65	(65)	65	(12)	(23)	—	30
Balance on December 31, 2016	$—	$(1,248)	$(25,591)	$(11,582)	$(596,497)	$(3,237)	$(6,803)	$—	$(644,958)
Cost
Balance on January 1, 2017	$103,872	$1,581	$67,738	$14,295	$715,692	$3,866	$8,943	$20,141	$936,128
Additions	—	—	30	78	193	1	193	25,574	26,069
Disposal	(158)	(5)	(108)	(974)	(13,739)	(62)	(402)	—	(15,448)
Effect of foreign exchange differences	—	—	—	(1)	(172)	—	(3)	—	(176)
Others	365	19	5,034	764	20,080	29	784	(27,188)	(113)
Balance on December 31, 2017	$104,079	$1,595	$72,694	$14,162	$722,054	$3,834	$9,515	$18,527	$946,460
Accumulated depreciation and impairment
Balance on January 1, 2017	$—	$(1,248)	$(25,591)	$(11,582)	$(596,497)	$(3,237)	$(6,803)	$—	$(644,958)
Depreciation expenses	—	(50)	(1,402)	(1,192)	(24,492)	(330)	(677)	—	(28,143)
Disposal	—	4	47	967	13,712	63	389	—	15,182
Effect of foreign exchange differences	—	—	—	—	45	—	2	—	47
Others	—	1	147	19	78	(9)	(116)	—	120
Balance on December 31, 2017	$—	$(1,293)	$(26,799)	$(11,788)	$(607,154)	$(3,513)	$(7,205)	$—	$(657,752)

(Concluded)

Due to technology upgrade, some telecommunications equipment became obsolete in 2015. The Company determined that some telecommunications equipment was impaired in 2016 due to the expiration of 2G license in June 2017 which will lead to the termination of the related service.  The Company evaluated and concluded the recoverable amount determined on the basis of value in use of aforementioned telecommunications equipment was lower than the carrying value, and recognized impairment losses of $138 million and $596 million for the years ended December 31, 2015 and 2016, respectively.  In addition, the Company evaluated and concluded the recoverable amount of partial computer and miscellaneous equipment was nil and recognized impairment losses of $0.4 million for the year ended December 31, 2016. The impairment loss was included in other income and expenses in the statements of comprehensive income.  There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the year ended December 31, 2017.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

18.	INVESTMENT PROPERTIES

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$8,115	$8,048

Investment Properties
NT$
(In Millions)
Cost
Balance on January 1, 2015	$8,883
Disposal	—
Reclassification	175
Balance on December 31, 2015	$9,058
Accumulated depreciation and impairment
Balance on January 1, 2015	$(1,262)
Depreciation expense	(18)
Disposal	—
Reclassification	(18)
Reversal of impairment loss	142
Balance on December 31, 2015	$(1,156)
Cost
Balance on January 1, 2016	$9,058
Additions	—
Reclassification	137
Balance on December 31, 2016	$9,195
Accumulated depreciation and impairment
Balance on January 1, 2016	$(1,156)
Depreciation expense	(19)
Reclassification	(53)
Reversal of impairment loss	148
Balance on December 31, 2016	$(1,080)
Cost
Balance on January 1, 2017	$9,195
Reclassification	(60)
Balance on December 31, 2017	$9,135
Accumulated depreciation and impairment
Balance on January 1, 2017	$(1,080)
Depreciation expense	(21)
Reclassification	3
Reversal of impairment loss	11
Balance on December 31, 2017	$(1,087)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount in 2015, 2016 and 2017.  Therefore, the Company recognized reversals of impairment loss of $142 million, $148 million and $11 million for the years ended December 31, 2015, 2016 and 2017, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years.  The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

The fair values of the Company’s investment properties as of December 31, 2016 and 2017 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers.  Those appraisal reports are based on the comparison approach, income approach or cost approach.  Key assumptions and the fair values were as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Fair value	$17,778	$17,728
Overall capital interest rate	1.46%-2.20%	1.46%-2.20%
Profit margin ratio	10%-20%	12%-20%
Discount rate	1.04%	1.04%
Capitalization rate	0.43%-1.78%	0.47%-1.69%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Carrying amount
3G and 4G concession	$45,796	$53,469
Computer software	995	880
Goodwill	218	209
Others	344	325
	$47,353	$54,883

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2015	$49,254	$3,192	$181	$151	$52,778
Additions-acquired separately	9,955	424	—	1	10,380
Disposal	—	(375)	—	(2)	(377)
Effect of foreign exchange difference	—	—	—	—	—
Acquisitions through business combinations	—	—	55	259	314
Others	—	8	—	—	8
Balance on December 31, 2015	$59,209	$3,249	$236	$409	$63,103
Accumulated amortization and impairment
Balance on January 1, 2015	$(8,104)	$(1,793)	$(18)	$(38)	$(9,953)
Amortization expenses	(2,504)	(565)	—	(11)	(3,080)
Disposal	—	375	—	2	377
Effect of foreign exchange difference	—	—	—	—	—
Others	—	—	—	—	—
Balance on December 31, 2015	$(10,608)	$(1,983)	$(18)	$(47)	$(12,656)
Cost
Balance on January 1, 2016	$59,209	$3,249	$236	$409	$63,103
Additions-acquired separately	—	277	—	5	282
Disposal	—	(121)	—	—	(121)
Effect of foreign exchange difference	—	—	—	—	—
Others	—	3	—	—	3
Balance on December 31, 2016	$59,209	$3,408	$236	$414	$63,267
Accumulated amortization and impairment
Balance on January 1, 2016	$(10,608)	$(1,983)	$(18)	$(47)	$(12,656)
Amortization expenses	(2,805)	(551)	—	(23)	(3,379)
Disposal	—	121	—	—	121
Impairment losses	—	—	—	—	—
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2016	$(13,413)	$(2,413)	$(18)	$(70)	$(15,914)
Cost
Balance on January 1, 2017	$59,209	$3,408	$236	$414	$63,267
Additions-acquired separately	10,935	366	—	4	11,305
Disposal	—	(462)	—	—	(462)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2017	$70,144	$3,312	$236	$418	$74,110
Accumulated amortization and impairment
Balance on January 1, 2017	$(13,413)	$(2,413)	$(18)	$(70)	$(15,914)
Amortization expenses	(3,262)	(481)	—	(23)	(3,766)
Disposal	—	462	—	—	462
Impairment losses	—	—	(9)	—	(9)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2017	$(16,675)	$(2,432)	$(27)	$(93)	$(19,227)

For long-term business development, Chunghwa participated in mobile broadband license (4G license) in 2.5 and 2.6 GHz bands bidding process announced by NCC and obtained certain spectrums.  Chunghwa paid the 4G concession fees amounting to $9,955 million in December 2015.  For long-term business development, Chunghwa submitted an application to NCC for 4G mobile broadband license in 1.8 and 2.1 GHz frequency bands and obtained certain spectrums.  Chunghwa paid the 4G concession fee amounting to $10,935 million in November 2017.

The concessions are granted and issued by the NCC.  The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires.  The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years.  Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years.  Goodwill is not amortized.

20.	OTHER ASSETS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Spare parts	$1,776	$2,059
Refundable deposits	2,083	1,860
Other financial assets	1,000	1,000
Others	2,288	2,800
	$7,147	$7,719
Current
Spare parts	$1,776	$2,059
Others	346	124
	$2,122	$2,183
Noncurrent
Refundable deposits	$2,083	$1,860
Other financial assets	1,000	1,000
Others	1,942	2,676
	$5,025	$5,536

Other financial assets - noncurrent was Piping Fund.  As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government.  This fund was used to finance various telecommunications infrastructure projects.  Net assets of this fund will be returned proportionately after the project is completed.

21.HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Hedging derivative financial liabilities
Cash flow hedge - forward exchange contracts	$1	$1

Chunghwa’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months.  In addition, Chunghwa’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments.  Those forward exchange contracts were designated as cash flow hedges.  For the years ended December 31, 2015, 2016 and 2017, gain (loss) arising from changes in fair value of the hedged items recognized in other comprehensive income was gain of $1 million, loss of $1 million and loss of $1 million, respectively.  Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2015, 2016 and 2017, Chunghwa expected part of the equipment purchase transactions will not occur and reclassified the related loss of $1 million, gain of $1 million and gain of $2 million, respectively, arising from the forward exchange contracts of the aforementioned transactions from equity to profit or loss.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (Millions)
December 31, 2016
Forward exchange contracts - buy	EUR/NT$	2017.03	EUR3/NT$102
December 31, 2017
Forward exchange contracts - buy	EUR/NT$	2018.03-06	EUR4/NT$142

Loss (gain) arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
Construction in progress and equipment to be accepted	$(18)	$(15)	$(2)

22.	SHORT-TERM LOANS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Secured loans (Note 41)	$20	$—
Unsecured loans	118	70
	$138	$70

The annual interest rates of loans were as follows:

	December 31
	2016	2017
Secured loans	1.98%	—
Unsecured loans	1.95%-2.25%	2.15%-2.19%

23.	LONG-TERM LOANS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Secured loans (Note 41)	$1,600	$1,600

The annual interest rates of loans were as follows:

	December 31
	2016	2017
Secured loans	0.91%	0.91%

LED obtained a secured loan from Chang Hwa Bank in September 2010.  Interest is paid monthly.  $300 million and $1,350 million were originally due in December 2014 and September 2015, respectively.  In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment.  LED made an early repayment of $ 50 million in April 2015.  LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is extended to September 2021.  LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400 million which is due in December 2017; LED made early repayments of $350 million and $50 million in 2013 and January 2015, respectively.

CHPT entered into a secured loan contract of $348 million with Bank of Taiwan in April 2014, interest is paid monthly, amortization of principal began in May 2016, and the loan is due in April 2029.  CHPT made early repayments of $148 million, $50 million and $150 million from September to December 2014, in November 2015 and from March to April 2016, respectively.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$18,810	$19,396

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$9,770	$9,748
Payables to contractors	2,396	2,058
Accrued compensation to employees and remuneration to directors and supervisors	2,015	1,949
Payables to equipment suppliers	1,623	1,690
Accrued franchise fees	1,326	1,248
Amounts collected for others	1,407	1,203
Accrued maintenance costs	1,062	1,081
Others	6,819	6,024
	$26,418	$25,001

26.	PROVISIONS

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Warranties	$111	$132
Trade-in right	31	87
Employee benefits	38	43
Others	5	5
	$185	$267

Current	$119	$189
Noncurrent	66	78
	$185	$267

	Warranties	Trade-in rights	Employee Benefits	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2015	$212	$—	$55	$5	$272
Additional provisions recognized	100	—	12	—	112
Used / forfeited during the year	(99)	—	(37)	—	(136)
Balance on December 31, 2015	$213	$—	$30	$5	$248
Balance on January 1, 2016	$213	$—	$30	$5	$248
Additional provisions recognized	81	31	9	—	121
Used / forfeited during the year	(183)	—	(1)	—	(184)
Balance on December 31, 2016	$111	$31	$38	$5	$185
Balance on January 1, 2017	$111	$31	$38	$5	$185
Additional provisions recognized	79	69	7	—	155
Used / forfeited during the year	(58)	(13)	(2)	—	(73)
Balance on December 31, 2017	$132	$87	$43	$5	$267

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

Advance receipts are mainly from advance telecommunication charges.  In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $797 million as of December 31, 2017.

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

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligation	$34,572	$37,663
Fair value of plan assets	(33,954)	(34,972)
Funded status - deficit	$618	$2,691
Net defined benefit liabilities	$1,537	$2,704
Net defined benefit assets	(919)	(13)
	$618	$2,691

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2015	$27,958	$21,496	$6,462
Current service cost	2,884	—	2,884
Interest expense/interest income	546	444	102
Amounts recognized in profit or loss	3,430	444	2,986
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	136	(136)
Actuarial losses recognized from changes in demographic assumptions	11	—	11
Actuarial gains recognized from changes in financial assumptions	(1)	—	(1)
Actuarial losses recognized from experience adjustments	357	—	357
Amounts recognized in other comprehensive income	367	136	231
Contributions from employer	—	2,435	(2,435)
Benefits paid	(717)	(717)	—
Benefits paid directly by the Company	(156)	—	(156)
Balance on December 31, 2015	$30,882	$23,794	$7,088
Current service cost	2,866	—	2,866
Interest expense/interest income	600	573	27
Amounts recognized in profit or loss	3,466	573	2,893
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(352)	352
Actuarial gains recognized from changes in demographic assumptions	(124)	—	(124)
Actuarial losses recognized from changes in financial assumptions	1,715	—	1,715
Actuarial losses recognized from experience adjustments	100	—	100
Amounts recognized in other comprehensive income	1,691	(352)	2,043
Contributions from employer	—	11,235	(11,235)
Benefits paid	(1,296)	(1,296)	—
Benefits paid directly by the Company	(171)	—	(171)
Balance on December 31, 2016	$34,572	$33,954	$618
Current service cost	2,918	—	2,918
Interest expense/interest income	506	519	(13)
Amounts recognized in profit or loss	3,424	519	2,905
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(193)	193
Actuarial losses recognized from changes in demographic assumptions	15	—	15
Actuarial losses recognized from experience adjustments	1,816	—	1,816
Amounts recognized in other comprehensive income	1,831	(193)	2,024
Contributions from employer	—	2,635	(2,635)
Benefits paid	(1,943)	(1,943)	—
Benefits paid directly by the Company	(221)	—	(221)
Balance on December 31, 2017	$37,663	$34,972	$2,691

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Operating costs	$1,794	$1,732	$1,734
Marketing expenses	856	838	847
General and administrative expenses	162	155	156
Research and development expenses	102	97	97
	$2,914	$2,822	$2,834

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

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

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2016	2017
Discount rates	1.50%	1.50%
Expected rates of salary increase	1.20%-2.00%	1.20%-2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(1,219)	$(1,232)
0.5% decrease	$1,298	$1,310
Expected rates of salary increase
0.5% increase	$1,379	$1,398
0.5% decrease	$(1,306)	$(1,326)

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

There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$2,724	$4,393
The average duration of the defined benefit obligation	7-14 years	6-13 years

The Company’s maturity analysis of the undiscounted benefit payments as of December 31, 2017 was as follows:

Year	Amount
NT$
(In Millions)
2018	$2,042
2019	4,716
2020	8,088
2021	11,201
2022 and thereafter	48,310
$74,357

29.	EQUITY
a.	Share capital
1)	Common stocks

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000
Authorized shares	$120,000	$120,000
Number of issued and paid shares	7,757	7,757
Issued and outstanding shares	$77,574	$77,574

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006.  The ADSs were traded on the New York Stock Exchange since July 17, 2003.  As of December 31, 2017, the outstanding ADSs were 261 million common stocks, which equaled 26 million units and represented 3.36% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,
b)	Sell their ADSs, and
c)	Receive dividends declared and subscribe to the issuance of new shares.
b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2015, 2016 and 2017 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2015	$126,045	$—	$14	$—	$13	$20,648	$146,720
Partial disposal of interests in subsidiaries	—	—	—	27	—	—	27
Other changes in additional paid-in capital in subsidiaries	—	—	1	—	—	—	1
Subsidiary purchased its treasury stock	—	—	(15)	—	—	—	(15)
Balance on December 31, 2015	$126,045	$—	$—	$27	$13	$20,648	$146,733
Balance on January 1, 2016	$126,045	$—	$—	$27	$13	$20,648	$146,733
Partial disposal of interests in subsidiaries	—	—	—	58	—	—	58
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	389	—	—	—	389
Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—
Balance on December 31, 2016	$126,045	$—	$389	$85	$13	$20,648	$147,180
Balance on January 1, 2017	$126,045	$—	$389	$85	$13	$20,648	$147,180
Unclaimed dividend	—	—	—	—	3	—	3
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	—	1	76	—	—	77
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	802	—	—	—	802
Other changes in additional paid-in capital in subsidiaries	—	—	—	—	—	—	—
Share-based payment transactions of subsidiaries	—	—	2	—	—	—	2
Treasury stock transfer of subsidiaries	—	—	27	—	—	—	27
Balance on December 31, 2017	$126,045	$—	$1,221	$161	$16	$20,648	$148,091

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

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

For the information on compensation to the employees and remuneration to the directors accrued based on the Chunghwa’s amended Articles of Incorporation, please refer to Note 31.g. Employee benefit expenses.

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

The appropriations of the 2015 and 2016 earnings of Chunghwa approved by the stockholders in their meetings on June 24, 2016 and June 23, 2017 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2015	For Fiscal Year 2016	For Fiscal Year 2015	For Fiscal Year 2016
	NT$	NT$	NT$	NT$
	(In Millions)
Special reserve	$—	$5
Cash dividends	42,551	38,336	$5.4852	$4.9419

The appropriations of earnings for 2017 had been proposed by Chunghwa’s Board of Directors on March 13, 2018.  The appropriations and dividends per share were as follows:

	For Fiscal Year 2017
	Appropriation of Earnings	Dividends Per Share
	NT$	NT$
	(In Millions)
Reversal of special reserve	$5
Cash dividends	37,205	$4.796

The appropriations of earnings for 2017 are subject to the resolution of the stockholders’ meeting planned to be held on June 15, 2018.

d.	Other equity items
1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$740	$91	$(51)
Unrealized gain (loss) on available-for-sale financial assets	(670)	(721)	607
Income tax relating to unrealized gain and loss on available-for-sale financial assets	(2)	2	2
Amount reclassified from equity to profit or loss on disposal of available-for-sale financial assets	—	—	—
Amount reclassified from equity to profit or loss on impairment of available-for-sale financial assets	23	577	—
Ending balance	$91	$(51)	$558

Unrealized gain (loss) on available-for-sale financial assets were accumulated gains and losses on the available-for-sale financial assets measured at fair value, which were recognized in other comprehensive income and were included in the calculation of the related disposal gain and loss or impairment loss of such financial assets upon reclassified to profits or losses.

e.	Noncontrolling interests

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$4,924	$5,065	$6,272
Attributable to noncontrolling interests
Net income for the year	813	1,141	1,172
Exchange differences arising from the translation of the foreign operations	(3)	(41)	(12)
Unrealized gain (loss) on available-for-sale financial assets	2	—	(2)
Income tax relating to unrealized gain and loss on available-for-sale financial assets	—	—	1
Remeasurements of defined benefit pension plans	(3)	(18)	(8)
Income tax relating to remeasurements of defined benefit pension plans	1	3	—
Share of other comprehensive income (loss) of associates accounted for using equity method	2	(1)	(2)
Cash dividends distributed by subsidiaries	(350)	(710)	(942)
Partial disposal of interests in subsidiaries	18	25	29
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	786	1,750
Other changes in additional paid-in capital of subsidiaries	2	—	—
Share-based payment transactions of subsidiaries	36	17	20
Subsidiary purchased its treasury stock	(416)	—	—
Net increase in noncontrolling interests	39	5	196
Ending balance	$5,065	$6,272	$8,474

30.	REVENUE

The main source of revenue of the Company includes various telecommunications services in various different streams, and the related information was as discussed in Note 43.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)
a.	Other income and expenses

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Loss on disposal of property, plant and equipment	$(109)	$(48)	$(107)
Impairment loss on property, plant and equipment	(138)	(596)	—
Reversal of impairment loss on investment properties	142	148	11
Loss on disposal of intangible assets	—	—	—
Impairment loss on intangible assets	—	—	(9)
	$(105)	$(496)	$(105)

b.	Other income

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
Dividend income	$218	$391	$328
Rental income	38	41	61
Income from Piping Fund	202	202	—
Others	192	438	447
	$650	$1,072	$836

c.	Other gains and losses

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Net foreign currency exchange gains (losses)	$63	$181	$(88)
Gain on disposal of financial instruments	—	—	3
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	—	(1)	1
Gain (loss) on disposal of investments accounted for using equity method	4	(2)	—
Impairment loss on investments accounted for using equity method	(8)	—	—
Impairment loss on available-for-sale financial assets	(107)	(577)	—
Others	(180)	(49)	(48)
	$(228)	$(448)	$(132)

d.	Impairment loss (reversal of impairment loss) on financial instruments

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$480	$943	$578
Other receivables	$39	$(2)	$65
Available-for-sale financial assets	$107	$577	$—

e.	Impairment loss (reversal of impairment loss) on non-financial assets

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Inventories	$198	$192	$52
Property, plant and equipment	$138	$596	$—
Investments accounted for using equity method	$8	$—	$—
Investment properties	$(142)	$(148)	$(11)
Intangible assets	$—	$—	$9

f.	Depreciation and amortization expenses

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$30,350	$29,087	$28,143
Investment properties	18	19	21
Intangible assets	3,080	3,379	3,766
Total depreciation and amortization expenses	$33,448	$32,485	$31,930
Depreciation expenses summarized by functions
Operating costs	$28,292	$27,214	$26,402
Operating expenses	2,076	1,892	1,762
	$30,368	$29,106	$28,164
Amortization expenses summarized by functions
Operating costs	$2,742	$3,042	$3,473
Marketing expenses	178	173	154
General and administrative expenses	116	126	104
Research and development expenses	44	38	35
	$3,080	$3,379	$3,766

g.	Employee benefit expenses

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
Post-employment benefit
Defined contribution plans	$489	$544	$594
Defined benefit plans	2,914	2,822	2,834
	3,403	3,366	3,428
Share-based payment
Equity-settled share-based payment	36	17	22
Other employee benefit
Salaries	25,526	25,985	25,760
Insurance	2,643	2,652	2,748
Others	15,717	15,730	15,449
	43,886	44,367	43,957
Total employee benefit expenses	$47,325	$47,750	$47,407
Summary by functions
Operating costs	$25,320	$25,190	$24,725
Operating expenses	22,005	22,560	22,682
	$47,325	$47,750	$47,407

According to the Company Act as amended in May 2015 and the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on June 24, 2016, Chunghwa shall distribute employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.  As of December 31, 2017, the payables of the employees’ compensation and the remuneration to directors were $1,596 million and $41 million, respectively.  Such amounts have been approved by the Chunghwa’s Board of Directors on March 13, 2018 and will be reported to the stockholders in their meeting planned to be held on June 15, 2018.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2015 and 2016 approved by the Board of Directors on March 11, 2016 and March 7, 2017, respectively, were as follows.

	2015	2016
	Cash	Cash
	NT$	NT$
	(In Millions)
Compensation distributed to the employees	$1,928	$1,702
Remuneration paid to the directors	45	42

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2016 and 2017 of the aforementioned compensation to employees and the remuneration to directors.

h.	Reclassification adjustments of other comprehensive income (loss)

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Unrealized gain (loss) on available-for-sale financial assets
Arising during the year	$(671)	$(721)	$605
Reclassification adjustments
Upon disposal	—	—	—
Upon impairment	26	577	—
	$(645)	$(144)	$605
Cash flow hedges
Gain arising during the year	$18	$15	$3
Reclassification adjustments included in profit or loss	1	(1)	(2)
Adjusted against the carrying amount of hedged items	(18)	(15)	(2)
	$1	$(1)	$(1)

32.	INCOME TAX
a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$8,570	$6,736	$7,996
Tax on unappropriated earnings	821	(346)	(60)
Income tax adjustments on prior years	(83)	(22)	(2)
Others	15	15	10
	9,323	6,383	7,944
Deferred tax
Deferred tax expense recognized for the year	(222)	1,404	(101)
Income tax adjustments on prior years	—	—	6
	(222)	1,404	(95)

Income tax recognized in profit or loss	$9,101	$7,787	$7,849

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$51,953	$49,413	$48,009
Income tax expense calculated at the statutory rate (17%)	$8,832	$8,400	$8,162
Nondeductible revenues and expenses in determining taxable income	28	5	34
Imputed income on tax	—	—	—
Unrecognized deductible temporary differences	11	(9)	(1)
Unrecognized loss carryforwards	83	12	10
Tax-exempt income	(183)	(25)	(87)
Income tax on unappropriated earnings	821	(346)	(60)
Investment credits	(329)	(234)	(212)
Effect of different tax rates of group entities operating in other jurisdictions	(94)	(8)	(2)
Income tax adjustments on prior years	(83)	(22)	4
Others	15	14	1
Income tax expense recognized in profit or loss	$9,101	$7,787	$7,849

The applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Act of the Republic of China, while the applicable tax rate used by subsidiaries in China is 25%.  Tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

In February 2018, it was announced by the President that the Income Tax Act in the ROC was amended and starting from 2018, the corporate income tax rate will be adjusted from 17% to 20%.  In addition, the tax rate applicable to 2018 unappropriated earnings will be reduced from 10% to 5%.  Deferred tax assets and deferred tax liabilities recognized as at December 31, 2017 are expected to increase by $480 million and $236 million, respectively, as a result of the aforementioned tax rate changes in 2018.

b.	Income tax expense (benefit) recognized in other comprehensive income

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
Deferred tax
Unrealized gain or loss on available-for-sale financial assets	$2	$(2)	$(3)
Remeasurement on defined benefit plan	(39)	(347)	(344)
Total income tax benefit recognized in other comprehensive income	$(37)	$(349)	$(347)

c.	Current tax assets and liabilities

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - other)	$5	$2
Current tax liabilities
Income tax payable	$6,522	$8,674

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2015

	January 1, 2015	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	From Business Combination	December 31, 2015
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Assets
Temporary differences
Defined benefit obligation	$1,096	$71	$39	$—	$1,206
Share of the profit of associates and joint ventures accounted for using equity method	277	48	—	—	325
Allowance for doubtful receivables over quota	114	55	—	—	169
Impairment loss on property, plant and equipment	32	12	—	—	44
Deferred revenue	156	(20)	—	—	136
Valuation loss on inventory	41	(8)	—	—	33
Estimated warranty liabilities	19	(1)	—	—	18
Unrealized foreign exchange loss, net	—	18	—	—	18
Accrued award credits liabilities	28	(6)	—	—	22
Property, plant and equipment	—	—	—	2	2
Others	34	6	—	—	40
	1,797	175	39	2	2,013
Loss carryforwards	29	17	—	2	48
	$1,826	$192	$39	$4	$2,061

	January 1, 2015	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	From Business Combination	December 31, 2015
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Liabilities
Temporary differences
Defined benefit obligation	$—	$(1)	$—	$—	$(1)
Land value incremental tax	(95)	—	—	—	(95)
Intangible assets	—	1	—	(44)	(43)
Deferred revenue for award credits	(5)	3	—	—	(2)
Valuation gain or loss on financial instruments, net	(3)	—	(2)	—	(5)
Unrealized foreign exchange gain, net	(29)	28	—	—	(1)
Others	—	(1)	—	—	(1)
	$(132)	$30	$(2)	$(44)	$(148)

For the year ended December 31, 2016

	January 1, 2016	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Assets
Temporary differences
Defined benefit obligation	$1,206	$(179)	$347	$1,374
Share of profits of associates and joint ventures accounted for using equity method	325	5	—	330
Allowance for doubtful receivables over quota	169	61	—	230
Impairment loss on property, plant and equipment	44	78	—	122
Deferred revenue	136	(19)	—	117
Valuation loss on inventory	33	(13)	—	20
Estimated warranty liabilities	18	1	—	19
Unrealized foreign exchange loss, net	18	(18)	—	—
Accrued award credits liabilities	22	(2)	—	20
Property, plant and equipment	2	—	—	2
Others	40	(6)	—	34
	2,013	(92)	347	2,268
Loss carryforwards	48	6	—	54
	$2,061	$(86)	$347	$2,322

	January 1, 2016	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Liabilities
Temporary differences
Defined benefit obligation	$(1)	$(1,268)	$—	$(1,269)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(43)	3	—	(40)
Deferred revenue for award credits	(2)	(44)	—	(46)
Valuation gain or loss on financial instruments, net	(5)	—	2	(3)
Unrealized foreign exchange gain, net	(1)	(9)	—	(10)
Others	(1)	—	—	(1)
	$(148)	$(1,318)	$2	$(1,464)

For the year ended December 31, 2017

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Assets
Temporary differences
Defined benefit obligation	$1,374	$5	$344	$1,723
Share of profits of associates and joint ventures accounted for using equity method	330	1	—	331
Allowance for doubtful receivables over quota	230	59	—	289
Impairment loss on property, plant and equipment	122	(10)	—	112
Deferred revenue	117	(11)	—	106
Valuation loss on inventory	20	3	—	23
Estimated warranty liabilities	19	3	—	22
Unrealized foreign exchange loss, net	—	17	—	17
Accrued award credits liabilities	20	(5)	—	15
Trade-in right	—	15	—	15
Property, plant and equipment	2	—	—	2
Others	34	(5)	—	29
	2,268	72	344	2,684
Loss carryforwards	54	(8)	—	46
	$2,322	$64	$344	$2,730

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Liabilities
Temporary differences
Defined benefit obligation	$(1,269)	$4	$—	$(1,265)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(40)	1	—	(39)
Deferred revenue for award credits	(46)	17	—	(29)
Valuation gain or loss on financial instruments, net	(3)	(1)	3	(1)
Unrealized foreign exchange gain, net	(10)	10	—	—
Others	(1)	—	—	(1)
	$(1,464)	$31	$3	$(1,430)

e.	Items for which no deferred income tax assets have been recognized

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2018	$126	$126
Expire in 2019	138	138
Expire in 2020	42	42
Expire in 2021	13	9
Expire in 2022	1	11
Expire in 2023	1	—
Expire in 2024	—	—
Expire in 2025	14	13
Expire in 2026	—	—
Expire in 2027	—	2
	$335	$341
Deductible temporary differences	$3	$2

f.	Information about unused loss carryforwards

As of December 31, 2017, unused loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$126	2018
138	2019
45	2020
20	2021
12	2022
1	2023
4	2024
28	2025
10	2026
3	2027
$387

g.	The related information under the Integrated Income Tax System was as follows:

Unappropriated earnings information

Chunghwa’s earnings generated prior to June 30, 1988 have been appropriated.

Imputation credit account

December 31
2016
NT$
(In Millions)
Balance of Imputation Credit Account (“ICA”)	$7,691

The creditable ratio for distribution of earnings of 2016 was 20.48%.  Effective from January 1, 2015, the creditable ratio for individual stockholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Act of the ROC in June 2014.  However, starting from January 1, 2018, the imputation tax system was abolished and imputation credit account is no longer applicable based on amended ROC Income Tax Act announced in February 2018.

h.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2014 (except 2013).  Income tax returns of SENAO, HHI, CHSI and CHPT have been examined by the tax authorities through 2015.  Income tax returns of CHI, SFD, SHE, CHYP, LED, CHIEF, Unigate, CLPT, ISPOT, Youth, Youyi, Aval and CHST have been examined through 2016, and income tax returns of CEI’s 2015 current final reports on total business income to liquidation date and on income earned from liquidation have been examined by the tax authorities.

33.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$42,039	$40,485	$38,988
Assumed conversion of all dilutive potential common stocks
Employee stock options, employee bonus and compensation of subsidiaries	(1)	(1)	—
Net income used to compute the diluted earnings per share	$42,038	$40,484	$38,988

Weighted Average Number of Common Stocks

(Millions Shares)

	Year Ended December 31
	2015	2016	2017
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee bonus or employee compensation	19	12	11
Weighted average number of common stocks used to compute the diluted earnings per share	7,776	7,769	7,768

Because Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect.  The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT
a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
		(In Thousands)	NT$
2012.05.28	2013.05.07	10,000	$70.70 (Original price$93.00)

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

The compensation costs of stock options granted on May 7, 2013, were $35 million, $13 million and $4 million for the years ended December 31, 2015, 2016 and 2017, respectively.

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

SENAO modified the plan terms of the outstanding stock options in July 2017, the exercise price changed from $76.10 to $70.70 per share.  The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the years ended December 31, 2015, 2016 and 2017 was as follows:

	Year Ended December 31, 2015
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	9,027	$84.30
Options exercised	—	—
Options forfeited	(1,240)	—
Options outstanding at end of the year	7,787	81.40

Options exercisable at end of the year	4,049	81.40

	Year Ended December 31, 2016
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	7,787	$81.40
Options exercised	—	—
Options forfeited	(1,200)	—
Options outstanding at end of the year	6,587	76.10

Options exercisable at end of the year	4,947	76.10

	Year Ended December 31, 2017
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	6,587	$76.10
Options exercised	—	—
Options forfeited	(661)	—
Options outstanding at end of the year	5,926	70.70

Options exercisable at end of the year	5,926	70.70

As of December 31, 2016 information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$76.10	6,587	2.35	$76.10	4,947	$76.10

As of December 31, 2017 information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$70.70	5,926	1.35	$70.70	5,926	$70.70

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	SENAO transferred the treasury stock

The Board of Directors of SENAO resolved to transfer treasury stock to specific employees in May and November 2017.  The aforementioned treasury stock transferred to employees were measured at the fair value of the grant date.  SENAO totally transfered 3,342 thousand shares of treasury stock and the compensation cost of $9 million was recognized for the year ended December 31, 2017.

SENAO used the fair value method to evaluate share-based payment transaction using the Black-Scholes model and the related assumptions and the fair value of the option were as follows:

	Stock Options Granted on May 23 , 2017	Stock Options Granted on November 17 , 2017
Grant-date share price (NT$)	$53.60	$51.00
Exercise price (NT$)	$49.28	$49.28
Dividends yield	—	—
Risk-free interest rate	0.59%	0.59%
Expected life	9 days	14 days
Expected volatility	12.35%	9.94%
Weighted-average fair value of grants (NT$)	$4.33	$1.75

Expected volatility was based on the historical share price volatility of SENAO over three months before the grant date.

c.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
			NT$
2015.10.22	2015.10.22	2,000	$34.40 (Original price$43.00)
2017.12.18	2017.12.19	950	147.00

Each option is eligible to subscribe for one thousand common stocks when exercisable.  Under the terms of the CHIEF Plan, the options are granted at an exercise price equal to $147.00 and $43.00, respectively.  The options are granted to specific employees that meet the vesting conditions.  The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends.  The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs recognized for stock options granted on October 22, 2015 were $1 million, $4 million and $3 million for the years ended December 31, 2015, 2016 and 2017, respectively.

The compensation cost recognized for stock options granted on December 19, 2017 was $0.1 million for the year ended December 31, 2017.

CHIEF modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $43.00 to $34.40 per share.  The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2015, 2016 and 2017 was as follows:

	For the year ended December 31
	2015		2016
	Granted on October 22, 2015		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—	2,000	$43.00
Options granted	2,000	43.00	—	—
Options forfeited	—	—	(52)	—
Options outstanding at end of the year	2,000	43.00	1,948	34.40

Option exercisable at end of the year	—	—	—	—

	For the year ended December 31
	2017
	Granted on October 22, 2015		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,948	$34.40	—	$—
Options granted	—	—	950	147.00
Options forfeited	(12)	—	—	—
Options outstanding at end of the year	1,936	34.40	950	147.00

Option exercisable at end of the year	968	34.40	—	—

As of December 31, 2016, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$34.40	1,948	3.81	$34.40	—	$—

As of December 31, 2017, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$34.40	1,936	2.81	$34.40	968	$34.40

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$147.00	950	4.96	$147.00	—	$—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on October 22, 2015	Stock Options Granted on December 19, 2017
Grant-date share price (NT$)	$39.55	$95.92
Exercise price (NT$)	$43.00	$147.00
Dividends yield	—	—
Risk-free interest rate	0.86%	0.62%
Expected life	5 years	5 years
Expected volatility	21.02%	17.35%
Weighted average fair value of grants (NT$)	$4,863	$2,318

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

d.	New shares reserved for subscription by employees under cash injection of CHPT
1)	Capital Increase in March 2016

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

The aforementioned options granted to employees are accounted for and measured at fair value.  The compensation cost was $0.016 million for the year ended December 31, 2016.

CHPT used the fair value method to evaluate the options granted to employees on March 10, 2016 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on March 10, 2016
Grant-date share price (NT$)	$302.46
Exercise price (NT$)	$360.00
Dividends yield	—
Risk-free interest rate	0.37%
Expected life	12 days
Expected volatility	37.43%
Weighted average fair value of grants (NT$)	$0.04

Expected volatility was based on the average annualized historical share price volatility of CHPT’s comparable companies before the grant date.

2)	Capital Increase in September 2017

On February 8, 2017, the Board of Directors of CHPT approved the cash injection to issue 2,000 thousand shares and simultaneously reserved 300 thousand shares for subscription by employees according to the Company Act of the ROC.  Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHPT authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value.  The compensation cost was $6 million for the year ended December 31, 2017.

CHPT used the fair value method to evaluate the options granted to employees on September 18, 2017 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on September 18, 2017
Grant-date share price (NT$)	$1,295.00
Exercise price (NT$)	$1,267.33
Dividends yield	—
Risk-free interest rate	0.35%
Expected life	4 days
Expected volatility	28.30%
Weighted average fair value of grants (NT$)	$31.60

Expected volatility was based on the historical share price volatility of CHPT over the period equal to the expected life.

35.	NON-CASH TRANSACTIONS

For the years ended December 31, 2015, 2016 and 2017, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Increase in property, plant and equipment	$24,451	$24,591	$26,069
Other payables	633	(1,074)	806
	$25,084	$23,517	$26,875

36.	OPERATING LEASE ARRANGEMENTS
a.	The Company as lessee

Except for the ST-2 satellite referred in Note 40 to the consolidated financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan.  The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Within one year	$2,811	$2,918
Longer than one year but within five years	5,450	5,796
Longer than five years	960	779
	$9,221	$9,493

b.	The Company as lessor

The Company leases out some land and buildings.  The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Within one year	$427	$353
Longer than one year but within five years	600	659
Longer than five years	321	243
	$1,348	$1,255

37.	CAPITAL MANAGEMENT

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

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Held for trading	$—	$—
Held-to-maturity financial assets	2,140	—
Loans and receivables (Note a)	70,040	68,983
Available-for-sale financial assets	4,764	5,751
Financial liabilities
Measured at FVTPL
Held for trading	1	1
Hedging derivative financial liabilities	1	1
Measured at amortized cost (Note b)	40,553	39,725

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

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Assets
USD	$5,327	$5,584
EUR	14	28
SGD	106	63
RMB	30	3
JPY	13	36
Liabilities
USD	4,238	4,964
EUR	968	1,323
SGD	1	96
RMB	—	—
JPY	10	12

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Assets
USD	$—	$—
Liabilities
USD	—	—
EUR	2	1

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

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$21	$54	$31
EUR	(62)	(48)	(65)
SGD	5	5	(2)
RMB	2	1	—
JPY	12	—	1
Derivatives (b)
USD	1	3	6
EUR	33	8	3
Equity
Derivatives (c)
EUR	15	5	7

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to the forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have the equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$28,303	$25,911
Cash flow interest rate risk
Financial assets	6,582	6,715
Financial liabilities	1,738	1,670

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $12 million, $12 million and $13 million for the years ended December 31, 2015, 2016 and 2017, respectively.  This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

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

If equity prices of listed equity securities had been 5% higher/lower, other comprehensive income would have increased/decreased by $162 million, $126 million and $156 million as a result of the changes in fair value of available-for-sale assets for the years ended December 31, 2015, 2016 and 2017, respectively.

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

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Year	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
December 31, 2016
Non-derivative financial liabilities
Non-interest bearing	—	$43,975	$—	$2,015	$4,610	$—	$50,600
Floating interest rate instruments	1.00	—	38	100	1,600	—	1,738
		$43,975	$38	$2,115	$6,210	$—	$52,338
December 31, 2017
Non-derivative financial liabilities
Non-interest bearing	—	$41,884	$—	$3,197	$4,671	$—	$49,752
Floating interest rate instruments	0.97	50	—	20	1,600	—	1,670
		$41,934	$—	$3,217	$6,271	$—	$51,422

The following table detailed the Company’s liquidity analysis for its derivative financial instruments.  The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2016
Gross settled
Forward exchange contracts
Inflows	$55	$267	$—	$—	$322
Outflows	55	269	—	—	324
	$—	$(2)	$—	$—	$(2)
December 31, 2017
Gross settled
Forward exchange contracts
Inflows	$125	$173	$36	$—	$334
Outflows	126	174	36	—	336
	$(1)	$(1)	$—	$—	$(2)

2)	Financing facilities

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Unsecured bank loan facility
Amount used	$118	$90
Amount unused	46,219	45,749
	$46,337	$45,839
Secured bank loan facility
Amount used	$1,620	$1,600
Amount unused	200	1,910
	$1,820	$3,510

39.	FAIR VALUE INFORMATION

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

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

December 31, 2016

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$1,990	$—	$1,996	$—
Bank debentures	150	—	150	—
	$2,140	$—	$2,146	$—

The Level 2 fair values are estimated using discounted cash flow models.  The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2016

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative	$—	$—	$—	$—
Available-for-sale financial assets
Listed securities
Equity investments	$2,521	$—	$—	$2,521
Financial liabilities at FVTPL
Derivative	$—	$1	$—	$1
Hedging derivative financial liabilities	$—	$1	$—	$1

December 31, 2017

	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Listed securities
Equity investments	$3,125	$—	$—	$3,125
Financial liabilities at FVTPL
Derivative	$—	$1	$—	$1
Hedging derivative financial liabilities	$—	$1	$—	$1

There were no transfers between Levels 1 and 2 for the years ended December 31, 2016 and 2017.  There were no Level 3 investments measured at fair value on a recurring basis.

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

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
EnGenius Tech. Co., Ltd.	Associate
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note.  Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties.  When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements.  Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Associates	$333	$292	$344
Joint ventures	9	7	1
Others	81	49	65

	$423	$348	$410

	Operating Costs and Expenses
	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Associates	$1,451	$1,405	$1,197
Joint ventures	17	17	2
Others	62	74	71
	$1,530	$1,496	$1,270

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
Associates	$36	$37	$32
Others	—	—	—
	$36	$37	$32

3)	Receivables

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Associates	$9	$43
Joint ventures	—	—
Others	5	6
	$14	$49

4)	Payables

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Associates	$757	$680
Joint ventures	1	—
Others	4	4
	$762	$684

5)	Customers’ deposits

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Associates	$10	$6
Joint ventures	1	—
	$11	$6

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Associates	$314	$313	$390
Joint ventures	11	7	—
	$325	$320	$390

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SG$261 million), including a prepayment of $3,068 million, and the rest of amount should be paid annually when ST-2 satellite starts its official operation.  ST-2 satellite was launched in May 2011, and began its official operation in August 2011.  The total rental expense for the year ended December 31, 2015 was $404 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $200 million.  The total rental expense for the year ended December 31, 2016 was $394 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $190 million.  The total rental expense for the year ended December 31, 2017 was $392 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $188 million.  The prepaid rents (classified as prepayments) as of December 31, 2016 and 2017, were as follows:

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Prepaid rents - current	$204	$204
Prepaid rents - noncurrent	1,755	1,551
	$1,959	$1,755

c.	Compensation of key management personnel

The compensation of directors and other key management personnel for the years ended December 31, 2015, 2016 and 2017 were as follows:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
		(In Millions)
Short-term employee benefits	$212	$251	$254
Post-employment benefits	9	8	9
Share-based payment	3	2	2
	$224	$261	$265

The compensation of directors and other key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	December 31
	2016	2017
	NT$	NT$
	(In Millions)
Property, plant and equipment	$2,580	$2,550
Land held under development (included in inventories)	1,999	1,999
Restricted assets (included in other assets - others)	21	3
	$4,600	$4,552

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

The Company’s significant contingent liabilities and recognized commitments, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $118 million as of December 31, 2017.
b.	Acquisitions of telecommunications equipment of $16,199 million as of December 31, 2017.
c.	Unused letters of credit amounting to $50 million as of December 31, 2017.
d.

A commitment to contribute $2,000 million to a Piping Fund administered by the Taipei City Government, of which $1,000 million was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000 million upon notification from the Taipei City Government.

e.	CHPT signed the contract for its headquarters construction amounted to $1,614 million in July 2017. The payment of $98 million has been made as of March 31, 2018.
43.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services.  The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets.  Segment information is provided to CEO who allocates resources and assesses segment performance.  The Company’s measure of segment performance is mainly based on revenues and income before income tax.  The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;
b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;
c.	Internet business - the provision of HiNet services and related services;
d.	International fixed communications business - the provision of international long distance telephone services and related services;
e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors:  (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

a.	Segment revenues and operating results

Analysis by reportable segment of revenue and operating results of continuing operations was as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2015
Revenues
From external customers	$72,535	$114,877	$25,777	$15,460	$3,146	$231,795
Intersegment revenues	21,401	3,475	4,701	2,120	3,214	34,911
Segment revenues	$93,936	$118,352	$30,478	$17,580	$6,360	266,706
Intersegment elimination						(34,911)
Consolidated revenues						$231,795
Segment income before income tax	$23,231	$19,394	$9,918	$1,120	$(1,710)	$51,953

Year ended December 31, 2016
Revenues
From external customers	$72,784	$110,801	$28,100	$14,434	$3,872	$229,991
Intersegment revenues	22,669	2,530	4,734	2,680	4,122	36,735
Segment revenues	$95,453	$113,331	$32,834	$17,114	$7,994	266,726
Intersegment elimination						(36,735)
Consolidated revenues						$229,991
Segment income before income tax	$25,658	$13,926	$10,729	$1,098	$(1,998)	$49,413

Year ended December 31, 2017
Revenues
From external customers	$71,137	$109,376	$28,917	$13,552	$4,532	$227,514
Intersegment revenues	22,515	2,031	4,209	2,375	4,600	35,730
Segment revenues	$93,652	$111,407	$33,126	$15,927	$9,132	263,244
Intersegment elimination						(35,730)
Consolidated revenues						$227,514
Segment income before income tax	$24,888	$12,433	$11,118	$1,029	$(1,459)	$48,009

b.	Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2015

	Domestic Fixed Communi-cations Business	Mobile Communi-cations Business	Internet Business	International Fixed Communi-cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$897	$897
Interest income	$19	$19	$11	$2	$255	$306
Interest expenses	$—	$10	$—	$—	$23	$33
Operating costs and expenses	$64,960	$81,213	$12,062	$14,411	$8,683	$181,329
Depreciation and amortization	$17,487	$10,444	$3,611	$1,536	$370	$33,448
Capital expenditure	$10,196	$8,596	$4,795	$968	$529	$25,084
Impairment loss on property, plant and equipment	$22	$116	$—	$—	$—	$138
Reversal of impairment loss on investment properties	$142	$—	$—	$—	$—	$142

For the year ended December 31, 2016

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$515	$515
Interest income	$15	$11	$7	$6	$150	$189
Interest expenses	$—	$2	$—	$—	$18	$20
Operating costs and expenses	$64,230	$79,593	$13,160	$14,313	$10,094	$181,390
Depreciation and amortization	$16,414	$10,620	$3,626	$1,451	$374	$32,485
Capital expenditure	$9,846	$8,981	$2,718	$1,136	$836	$23,517
Impairment loss on property, plant and equipment	$—	$596	$—	$—	$—	$596
Reversal of impairment loss on investment properties	$148	$—	$—	$—	$—	$148

For the year ended December 31, 2017

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$419	$419
Interest income	$21	$15	$9	$15	$145	$205
Interest expenses	$—	$6	$—	$—	$16	$22
Operating costs and expenses	$62,795	$80,275	$13,288	$13,385	$10,963	$180,706
Depreciation and amortization	$15,614	$11,001	$3,385	$1,477	$453	$31,930
Capital expenditure	$11,647	$9,742	$2,779	$1,580	$1,127	$26,875
Impairment loss on property, plant and equipment	$—	$—	$—	$—	$—	$—
Reversal of impairment loss on investment properties	$11	$—	$—	$—	$—	$11

c.	Main products and service revenues

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Mobile services revenue	$80,867	$78,788	$75,823
Local telephone and domestic long distance telephone services revenue	36,690	34,531	32,247
Sales of product	36,509	35,377	37,649
Broadband access and domestic leased line services revenue	23,711	23,315	22,950
Data communications internet services revenue	17,455	20,906	21,143
International network and leased telephone services revenue	11,319	10,634	9,328
Others	25,244	26,440	28,374
	$231,795	$229,991	$227,514

d.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC.  The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services.  The geographic information for revenues was as follows:

	Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$220,917	$218,933	$217,568
Overseas	10,878	11,058	9,946
	$231,795	$229,991	$227,514

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, and Thailand and except for $3,947 million and $4,445 million as of December 31, 2016 and 2017, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.	Major customers

For the years ended December 31, 2015, 2016 and 2017, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.