Form 20-F
period 2018-12-31
CHUNGHWA TELECOM CO LTD
filed 2019-04-29
CIK 1132924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

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

FISCAL YEAR ENDED DECEMBER 31, 2018

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

These forward-looking statements are generally indicated by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “aim,” “seek,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions, many of which are beyond our control. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. You should not place undue reliance on these statements, which apply only as of the date of this annual report. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences to include, but are not limited to, those discussed under “Item 3. Key Information—D. Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated balance sheets data as of December 31, 2017 and 2018 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 set forth below are derived from our audited consolidated financial statements, which are not included this annual report. The consolidated financial statements have been prepared and presented in accordance with IFRSs.

	Year Ended December 31
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$	US$
		(in billions, except for per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues	226.6	231.8	230.0	227.5	215.5	7.0
Operating costs	(148.4)	(148.1)	(147.6)	(146.8)	(139.6)	(4.5)
Gross profit	78.2	83.7	82.4	80.7	75.9	2.5
Operating expenses	(34.0)	(33.2)	(33.8)	(33.9)	(32.4)	(1.1)
Other income and expenses	0.6	(0.1)	(0.5)	(0.1)	0.1	—
Income from operations	44.8	50.4	48.1	46.7	43.6	1.4
Non-operating income and expenses(1)	1.8	1.6	1.3	1.3	1.4	—
Income before income tax	46.6	52.0	49.4	48.0	45.0	1.4
Income tax expense	(9.0)	(9.1)	(7.8)	(7.8)	(6.4)	(0.2)
Consolidated net income	37.6	42.9	41.6	40.2	38.6	1.2
Attributable to:
Stockholders of the parent	37.0	42.1	40.5	39.0	37.6	1.2
Noncontrolling interests	0.6	0.8	1.1	1.2	1.0	—
	37.6	42.9	41.6	40.2	38.6	1.2
Earnings per share:
Basic	4.77	5.42	5.22	5.03	4.84	0.16
Diluted	4.76	5.41	5.21	5.02	4.83	0.16
Earnings per ADS equivalent:
Basic	47.66	54.19	52.19	50.26	48.41	1.58
Diluted	47.58	54.06	52.11	50.19	48.35	1.58

	As of December 31
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$	US$
			(in billions)
Consolidated Balance Sheets Data:
Working capital	6.9	13.3	17.5	15.4	28.5	0.9
Long-term investments(2)	13.1	10.5	7.2	8.1	10.2	0.3
Property, plant and equipment	302.7	296.4	291.2	288.7	288.9	9.4
Investment properties	7.6	7.9	8.1	8.0	8.3	0.3
Intangible assets	42.8	50.4	47.4	54.9	50.9	1.7
Net defined benefit assets	0.0	0.0	0.9	—	1.2	—
Total assets	446.5	452.8	446.9	450.9	467.1	15.3
Short-term loans	0.6	0.1	0.1	0.1	0.1	—
Current portion of long-term loans	—	—	—	—	—	—
Long-term loans(3)	1.9	1.7	1.6	1.6	1.6	0.1
Customers’ deposits	4.8	4.7	4.6	4.7	4.7	0.2
Net defined benefit liabilities	6.5	7.1	1.5	2.7	3.5	0.1
Deferred revenue	3.4	3.6	3.5	3.6	—	—
Total liabilities	80.8	83.4	79.9	81.5	82.5	2.7
Net assets	365.7	369.4	367.0	369.4	384.5	12.6
Capital stock	77.6	77.6	77.6	77.6	77.6	2.5
Equity attributable to stockholders of the parent	360.8	364.3	360.7	360.9	374.7	12.2
Noncontrolling interests	4.9	5.1	6.3	8.5	9.9	0.3

	Year Ended December 31
	2014	2015	2016	2017	2018
	NT$	NT$	NT$	NT$	NT$		US$
		(in billions, except for percentages and per share)
Consolidated Cash Flows Data:
Net cash provided by operating activities	71.4	76.3	65.0	70.9	66.4		2.2
Net cash used in investing activities	(27.3)	(30.4)	(21.7)	(36.7)	(32.6)		(1.1)
Net cash used in financing activities	(35.1)	(39.2)	(42.5)	(36.6)	(35.0)		(1.1)
Net increase (decrease) in cash and cash equivalents	9.0	6.7	0.8	(2.3)	(1.2)		—
Other Financial Data:
Gross margin(4)	35%	36%	36%	35%	35%		35%
Operating margin(5)	20%	22%	21%	21%	20%		20%
Net margin(6)	16%	18%	18%	17%	17%		17%
Capital expenditures	32.6	25.1	23.5	26.9	28.6		0.9
Depreciation and amortization	34.1	33.4	32.5	31.9	33.8		1.1
Cash dividends declared per share	4.8564	5.4852	4.9419	4.796	4.479	(7)	0.15	(7)
Stock dividends declared per share	—	—	—	—	—		—

(1)

Includes interest income of NT$288 million, NT$306 million, NT$189 million, NT$205 million and NT$197 million (US$6.4 million) for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, respectively, and interest expense of NT$46 million, NT$33 million, NT$20 million, NT$22 million and NT$18 million (US$0.6 million) for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

(2)

Data as of December 31, 2014, 2015, 2016 and 2017 included investments accounted for using equity method and noncurrent available-for-sale financial assets. Starting from 2018, upon initial application of IFRS 9 “Financial Instruments” (“IFRS 9”), the category includes investments accounted for using equity method, noncurrent financial assets at fair value through profit or loss and noncurrent financial assets at fair value through other comprehensive income. Please refer to note 5 to our consolidated financial statements included elsewhere in this annual report for further information regarding the initial application of IFRS 9.

(3)	Excludes current portion of long-term loans.
(4)	Represents gross profit divided by revenues.

(5)	Represents income from operations divided by revenues.
(6)	Represents net income attributed to stockholders of the parent divided by revenues.
(7)

Dividends for 2018, which are calculated based on Taiwan IFRSs, were approved by the board of directors in March 2019 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 21, 2019.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2018 have been translated into U.S. dollar amounts using US$1.00=NT$30.61, set forth in the statistical release of the Federal Reserve Board on December 31, 2018. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 19, 2019, the exchange rate was NT$30.82 to US$1.00.

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

For example, the NCC has been focused on promulgating rules related to digital convergence. On April 5, 2017 the NCC drafted “the Telecommunications Management Act” and “the Digital Communications Act” and submitted them to the Executive Yuan for review. On November 16, 2017, the Executive Yuan approved the drafts and submitted them to the Legislative Yuan. The Transportation Committee of the Legislative Yuan finished reviewing the drafts “the Digital Communications Act” and “the Telecommunications Management Act” on May 24, 2018 and March 14, 2019, respectively, but reserved four articles of “the Telecommunications Management Act” for further consultation among political parties. Two drafts might go through the entire Three Reading procedure in the seventh session of the ninth Legislative term. The draft covers the following key areas: (i) to reduce the entry barrier to the telecommunications markets by changing the original concession/approval system to the registration system; (ii) to make sure that the general market players shall have only ordinary obligations to the minimum necessary extent, provided that certain players possessing a dominant market position as published by the competent authority will be subject to more stringent control measures; (iii) to open the markets of domestic roaming, frequency transferring, frequency leasing, frequency lending or frequency sharing mechanisms; (iv) to scale down the range of assistance for telecommunications construction under the existing Telecommunications Act; and (iv) to introduce the internet governance principle whereby self-discipline and public-private partnership are to be the main governance mechanism for the internet. The new draft laws will reduce the entry barrier to the telecommunications market, which is expected to increase the competition in the market. Also, it is likely that the

Company will be regarded by the competent authority as possessing a dominant market position in specific telecommunication service markets and will therefore be subject to special obligations involving a higher level of control by the authority. In addition, the opening up of the markets of domestic roaming as well as flexible usage of frequencies in the new draft enable operators to share the resources; in view of the scale-down range of assistance for telecommunications construction under the existing Telecommunications Act, the difficulty in the developing infrastructure of telecommunications networks will be greatly increased.

We have been designated by the government as a dominant provider of fixed communications within the meaning of applicable telecommunications regulations, and as a result, we are subject to special additional requirements imposed by the NCC. For example, the regulation governing the setting and changing of tariffs allows non-dominant telecommunications service providers greater freedom to set and change tariffs within the range set by the government. If we are unable to respond effectively to tariff changes by our competitors, our competitiveness, market position and profitability will be materially and adversely affected.

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

In addition, the relevant authority might require us to reduce tariffs over some services through other regulatory measures or administrative planning. For example, the NCC amended the article 14 and 17 of the Regulations Governing Network Interconnection among Telecommunications Enterprises on November 11, 2017, and announced “Upper Limit on Access Charge for the Third Generation Mobile Telecommunications Operators and Mobile Broadband Operators.” Pursuant to the amendment and the announcement, starting from November 1, 2017, the tariff in the mobile interconnection fees will decrease over a period of four years, except the telecommunication fees (including interconnection fees) for incoming international long distance, or ILD, calls remain subject to mutual agreement between operators. Furthermore, the NCC approved our new fixed communications network interconnection fees on September 26, 2018. The interconnection fees for local telephone and domestic long distance telephone remain the same, while the interconnection fees from the mobile network to local telephone decrease. The tariff is effective from January 1, 2019 to December 31, 2022. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes.

If we fail to comply with the regulations of the ROC Fair Trade Act, we may be investigated and fined.

As a provider of telecommunication products and services, our business operations are subject to the regulations of the ROC Fair Trade Act, or the FTA, which is administered and enforced by the ROC Fair Trade Commission, or the FTC. The FTA requires, among other things, that the marketing and promotional materials of a business to be true and not misleading. The FTA also prohibits a business from participating or engaging in a cartel or other anti-competitive conduct. The FTC has the authority under the FTA to investigate and, where appropriate, impose fines and penalties on a business that violates any regulations promulgated by the FTA. The consequences of any such violations could have a material adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation” for a discussion of the FTA applicable to us. We have been investigated and penalized by the FTC in the past and may continue to be investigated or penalized by the FTC in the future if we fail to comply with the relevant regulations. As the FTA provides the FTC broad discretion to interpret anti-competition actions and enforce the relevant clauses under the FTA, we are unable to predict whether the FTC would initiate investigations on any of our daily business activities or find us liable for violating the FTA in the future. The investigations of and penalties imposed by the FTC could interrupt our provision of products or services and have a negative impact on our reputation, business operations and results of operations.

If we do not or are unable to obtain and maintain the licenses to operate our business, our business prospects and future results of operations would be adversely affected.

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, in November 2017, we obtained 4G mobile broadband services spectrum in 1800MHz and 2100MHz frequency bands, which are valid until the end of 2030 and 2033, respectively. Furthermore, the NCC may hold the auction for the license of the fifth generation, or 5G, mobile networks in 2020 or late 2019. If we are unable to successfully acquire and maintain the rights to use the licenses or frequency spectrums that we need for our future business operations, our business prospects and future results of operations may be materially and adversely affected.

Increasing market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

As of the date of this annual report, there are five mobile network operators in Taiwan providing 4G mobile broadband services. Each mobile network operator, including us, has been offering aggressive promotional programs to attract consumers, such as unlimited low-priced data plans, when many mobile network operators around the world have eliminated unlimited data plans. We cannot assure you that we will be able to raise our revenues from 4G mobile broadband services in light of the intense market competition, which could have a material adverse effect on our business prospects and our future results of operations.

We also face increasing fixed broadband competition from cable operators. Cable operators have been using low-priced internet access packages to attract new customers in specific areas and buildings in Taiwan. The percentage of digitization of cable television networks by December 31, 2018 has already been 99.95%, which increased the availability of high-speed internet services from cable operators. Furthermore, after the NCC relaxed the zoning restrictions on service areas for cable operators on July 27, 2012, new cable operators started to attract subscribers with limited channels and lower fee charges. As a result, we could face increased competition for our broadband access services. If we are unable to compete successfully with the cable operators for broadband access services, our results of operations could be impacted.

As the mobile data access speeds have increased as technologies advanced, some of our customers have replaced fixed broadband services with high-speed mobile broadband services. Rates of customer growth have declined in our fixed broadband and mobile businesses and may decline further, which may bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could adversely affect our business, financial condition and results of operations.

In addition, our over the top, or OTT, business may not be able to compete with video streaming providers such as iQiyi, which invest extensively in contents and productions of original films and TV series. Although we have invited other OTT providers to provide contents onto our platform, we don’t rule out that our OTT customers might be attracted by its massive and exclusive titles, and our OTT business growth might slow down and be limited.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. For example, in 2018, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$1.7 million (US$0.06 million). The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations.

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

We cannot assure you that services enabled by the new technologies we are implementing, such as Internet of Things, or IoT, Software-Defined Networking, or SDN, Network Functions Virtualization, or NFV, LTE WLAN Aggregation, or LWA, License Assisted Access, or LAA, Voice over LTE, or VoLTE, Wi-Fi Calling, Artificial Intelligence, or AI, Augmented Reality, or AR, Virtual Reality, or VR will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost-effective.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized an impairment loss for investment properties, equipment and intangible assets in the past. In 2018, we concluded that the recoverable amount representing the fair value less costs to sell investment properties was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$19 million (US$0.6 million) and the amount was recognized only to the extent of impairment losses that had been recognized in prior years. In 2018, our subsidiary, SENAO, determined that certain licensed contracts were impaired and recognized an impairment loss on intangible assets of NT$51 million (US$1.7 million).

In addition, the NCC may hold the auction for the license of 5G mobile networks in 2020 or late 2019. If we acquire the frequency spectrum, we will need to pay concession fee for the right to use the license, and amortize the amount as our operating costs during the valid term, which could adversely affect our consolidated results of operations.

Furthermore, we cannot assure you that we will be able to continue to maintain control of and consolidate the results of operations of our minority-owned subsidiaries. For example, we consolidate the results of operations of our subsidiary, Senao International Co., Ltd., or Senao, because we have remained control over Senao’s relevant activities and have control over the governance of the entity. Please refer to Note 3 and Note 15 to our consolidated financial statements included elsewhere in this annual report for details of the relationship between Senao and its parent company. We cannot assure you that we will be able to continue maintaining control over Senao’s relevant activities. If we lose control of our minority-owned subsidiary, we will no longer be able to consolidate the results of operations of such subsidiary, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and 4G mobile broadband networks. To meet the increasingly robust high-bandwidth requirements of digital convergence services, we continue to expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. Also, we continue to enhance our 4G mobile broadband coverage and capacity. In November 2017, we obtained 4G mobile broadband services spectrum in 1800MHz and 2100MHz frequency bands. After that, we own three consecutive 20MHz spectrum in 1800MHz, 2100MHz and 2600MHz frequency bands, which may provide higher data transmission rates. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain the funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are constantly evaluating new growth opportunities in the broader telecommunications industry. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our IoT services is substantially dependent on the availability of applications and devices that are being developed by third-party developers, and on whether we will be able to achieve a sustainable business model. These applications or devices may not be sufficiently developed to support the deployment of our mobile data services. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected. In addition, we may need to cooperate with certain third parties to deliver these new services. To the extent these third parties fail to perform their obligations or we fail to thoroughly verify their qualifications and credentials, our ability to deliver these services or our financial condition and results of operations may be materially and adversely affected.

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

The Cyber Security Management Act approved by the Legislative Yuan on May 11, 2018 was subsequently promulgated by the President on June 6, 2018 and came into force on January 1, 2019. According to the Act, providers of critical infrastructure are required to establish, amend and implement the maintenance plan of cybersecurity, and report the result of the implementation to the NCC. It is likely that the NCC regard us as a provider of critical infrastructure in the communication area and then we will therefore be subject to these obligations. If we fail to comply with such requirements, we may be subject to administrative penalties. Furthermore, the European Union promulgated the General Data Protection Regulation, including strict requirements to protect the personal information of customers and suppliers from countries in the European Union. We cannot assure you that our data protection measures are sufficient to prevent any data leakage or disruption of our service due to cyber attacks. We may suffer negative consequences, such as remedial costs, increased cybersecurity protection costs, lost revenues, litigation and reputational damage due to cyber attacks. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.”

Our largest stockholder may take actions that conflict with our public stockholders’ best interests.

As of December 31, 2018, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2018. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

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

In accordance with the articles of association of Chunghwa Telecom Workers’ Union, except for the chief manager of each department, most of our employees are members of our principal labor union, the Chunghwa Telecom Workers’ Union. Since our incorporation in 1996, we have experienced disputes with our labor unions on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. Despite having taken measures to improve relations, increase cooperation and ensure mutual benefit with our labor unions, such as increasing channels of communications by holding periodic labor resource review meetings and guaranteeing our labor unions a seat on our board of directors, we cannot assure you that we will be able to maintain a good relationship with our labor unions. Any deterioration in our relationship with our labor unions could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation. As a result of a promotion in May 2018 that drove in a tremendous amount of customers, a number of our staff had to work overtime and we were found liable for violating the Republic of China Labor Standards Act in 18 incidents and were fined for an aggregate of NT$5.4 million (approximately US$0.2 million). We have appealed these decisions. Despite this series of incidents, we believe our relationship with our labor unions remains good, and the subsequent bonuses in response to the additional workload received support and positive feedback from our labor unions.

Any economic downturn or decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects.

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In particular, Taiwan’s economy is highly dependent on the technology industry, and any downturn in the global technology industry may have a material adverse effect on Taiwan’s economy, which in turn, could adversely affect the demand for our products and services. There have also been concerns over the armed conflicts, civil unrest and geopolitical uncertainty in the Middle East, and Asia Pacific (particularly the South China Sea) , which has resulted or could result in higher volatility on oil prices and capital markets, and the economic slowdown in Mainland China, which could have a material adverse effect on economies around the world. There have also been concerns over the forecast for global economic slowdown, the attitude of the US Federal Reserve toward interest rate setting, the dispute on trade imbalances from the US and China, the UK severely economic recession as result of the no-deal Brexit of the United Kingdom from the European Union, all of which could cause turbulence in the international and Taiwan’s financial markets as well.

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

Starting in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with the Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate our projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase overtime. For example, our revenue, operating income, net income and EPS for 2018 were lower than our published guidance.

Our results of operations and financial condition under Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2018 that are expected to be declared at our 2019 annual general stockholders’ meeting are calculated based on Taiwan IFRSs. It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

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

Our common shares are traded on the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. During 2018, the TWSE Index reached a low of 9,478.99 on December 26, 2018, and peaked at 11,253.11on January 23, 2018. On April 19, 2019, the TWSE Index closed at 10,968.50. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The Telecommunications Act limits foreign ownership of our common shares. Prior to March 1, 2006, the MOTC, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the MOTC as the competent authority under the Telecommunications Act pursuant to the National Communications Commission Organization Act, or the Organization Act. The NCC and the MOTC reached an agreement on foreign ownership of Chunghwa Telecom, so an announcement issued by the MOTC on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 19, 2019, foreign direct holdings of our outstanding share capital is at 17.45%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the NCC will exercise its authority over us, or whether NCC will lower the foreign ownership cap at any time.

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

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications, which was formerly the NCC. The common shares of the Company have been listed on the TWSE under the number “2412” since October 2000 and its ADSs have been listed on the NYSE under the symbol “CHT” since July 2003. We were privatized as a result of a secondary ADS offering and concurrent domestic auction of our common shares on August 12, 2005, as the ownership by the government of the ROC was reduced to less than 50%. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is https://www.cht.com.tw. The information on our website does not form a part of this annual report. Our agent for service of process in any suit or proceeding arising out of or relating to our shares, ADSs, American depository receipt, or ADR, and deposit agreement in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

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

We enjoy leading positions across a number of areas in terms of both revenues and customers. We are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider. We are also Taiwan’s largest broadband access and internet service provider. As for the IPTV service, our MOD service is one of the popular video platforms in Taiwan. In 2018, our revenues were NT$215.5 billion (US$7.0 billion), our consolidated net income was NT$38.6 billion (US$1.2 billion) and our basic earnings per share was NT$4.84 (US$0.16).

In 2018, we made capital expenditures totaling NT$28.6 billion (US$0.9 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

Competitive Strengths

We believe that our primary competitive strengths are:

•	our position as an integrated, full-service telecommunications provider as well as ICT service provider and our premium brand and broad customer base in Taiwan; and
•	our capital resources and technology.

We are an integrated full-service telecommunications provider as well as ICT service provider and have premium brand and broad customer base in Taiwan.

We are the largest telecommunications service provider in Taiwan with a leading position in fixed communications services, mobile communications services and internet services. We are also a major ICT service provider in areas such as information security and Big Data analysis.

Broad range of communications products and services. We believe that our ability to provide an attractive and comprehensive range of both telecommunications services and ICT total solution to our business and residential customers. In addition, we are able to offer innovative customized ICT services and competitive tariff packages to meet the specific needs of our customers.

Broad network coverage. In order to provide higher bandwidth services for our customers, we have been constructing our fiber to the x, or FTTx, network since 2003. We have successfully migrated many of our customers from ADSL service to FTTx service, which offers even higher speeds by using fiber optic technology. As of December 31, 2018, network coverage of FTTx with speeds of 100 Mbps and higher was approximately 91.3%. In addition, our mobile communications network provides nationwide coverage. Our large mobile spectrum allocation together with our extensive network coverage positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores.

Brand awareness, distribution channels and customer service. Our principal brands “Chunghwa Telecom,” “emome” and “HiNet” have a reputation for quality and reliability. We serve our large customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution.” We are continuing to transform our retail stores while increasing the number of our service centers throughout Taiwan. Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. We eagerly enhance user experience at different channels. We integrate our website and offline channels, with our Big Data capability, to accelerate development of our Online-to-Offline business. In addition, by leveraging our capability to analyze Big Data, we are able to adopt marketing initiatives to target different customer groups’ interests and preferences and increase the effectiveness of our cross-marketing efforts of our products and services to our existing and potential customers.

In 2018, we obtained several domestic and international awards which recognized our service quality, corporate governance and our fulfillment of corporate social responsibility. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award of Telecom Company in Taiwan for 14 consecutive years since 2005. We also have been awarded The Asset Corporate Platinum Award by The Asset Magazine for six consecutive years since 2013. In addition, we were also awarded Taiwan Mobile Service Provider as well as Taiwan Data Center Services Provider of the Year in 2018 Frost & Sullivan Best Practices Awards.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge for future growth of emerging businesses. We also believe we will continue to attract and retain high-quality information technology talents.

We have the capital resources and technology to retain our leading position.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. We continue enhancement of our existing 4G mobile broadband networks, our expansion of FTTx broadband access services, IP-based MOD/OTT services, fixed-line/mobile VAS, ICT-related services and service platforms. In addition, we also deploy Pre-5G Narrowband-IoT and LTE Cat-M1 networks for IoT applications. We will also continue to make investments in or to acquire other companies to enhance our emerging businesses and to further expand our business.

Advanced network technology. By the end of 2018, more than 48% of households in Taiwan can enjoy ultra-fast connectivity with our FTTH network within a week after subscribers’ application. We aim to achieve network coverage of FTTx with speed of 1 Gbps to 90% by 2020. In 2018, we also continued to enhance our 4G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market. We have launched Internet Protocol version 6, or IPv6, services for our 4G mobile broadband and fixed broadband internet services since February and May 2018, respectively. Before 2018, our IPv6 capable was less than 1%. According to Taiwan Information Center, or TWNIC, IPv6 statistics, IPv6 capable for our 4G mobile broadband services and HiNet services was around 67% and 20% by the end of 2018, respectively. We are the best choice for enterprises and content providers to deploy IPv6 in Taiwan, because we have accumulated rich experience in IPv6 technology and maintenance.

Research and development expertise. In 2018, our research and development expenses accounted for 1.7% of our revenues. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses—Research and Development” for descriptions about areas of our research and development. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

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

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

We endeavor to maintain our strong market position in telecommunication business and seek to expand the scope of our business beyond network services by offering service platforms and VAS to capture new opportunities and generate revenue growth, such as IoT platforms. We also continue to advance our MOD/OTT service platform which offers digital contents, live broadcasting, subscription video on demand, or SVoD, services.

Broadband services: We strive to maintain our broadband market share. We typically realize higher average revenue per user, or ARPU, for our FTTx internet services, and we expect to continue to offer various incentives for our FTTx customers to upgrade to 300Mbps~1Gbps or even higher speed FTTx services in 2019. We are continuing the build-out of our FTTx infrastructure, and we believe these efforts will help us maintain our competitive advantage for broadband services. A high-quality broadband network is also essential for our high-definition MOD services. By offering 4K services, we enable our customers to enjoy quality content via our MOD platform. We leverage our robust cloud infrastructure to offer IPTV/OTT services and stay abreast with international trends.

We also endeavor to improve our MOD business by facilitating the overall TV operational environment and created a single channel subscription mechanism to encourage user-centric viewing. We have been building relationships with content providers and service providers to offer attractive content and services. Our strategy on MOD/VOD/OTT services is to enrich content, including by providing movies, drama, and TV series for SVOD, to leverage our existing base of fixed broadband and 4G mobile broadband subscribers to boost our MOD and OTT subscribers. Our Hami Video VOD platform started to strengthen its content offering in the first quarter of 2019, including the introduction of various Hollywood blockbuster movies and simultaneous airing of popular TV drama from China and Korea. We also started to cooperate with production studios to produce TV dramas for simultaneous premiere on our various platforms.

Mobile Communications: We launched 4G mobile broadband services in 2014. We expect to acquire 5G spectrum in 2020. Our strategy for mobile services includes the following initiatives:

•	Maintaining 4G mobile broadband network quality to increase ARPU;
•	Reallocating resources to guide mobile subscriptions toward high-end plans;
•

Maintaining ample Wi-Fi hotspots to offer more wireless internet access service and to offload data traffic from our mobile networks; we had offered more than 57 thousand Wi-Fi hotspots by the end of 2018; and

•

Offering Pre-5G service in 2018 with Narrowband-IoT and LTE Cat-M1 technology, and leveraging our technology capabilities and cooperating with potential partners to explore opportunities for future 5G IoT business development.

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet application VAS, such as Security Operation Center, or SOC, Internet Data Center, or IDC and cloud services. Our Panchiao IDC, the largest internet data center in Taiwan, commenced operations since July 2016, and we have started the third phase rack installation to meet increasing demands from various industries including financial industry and international content providers. In 2019, we will continue to promote out IDC, cloud and information security services to help our business customers to decrease management costs; we will also launch new services related to AI, Big Data and Smart Health.

Emerging services:  We continue to leverage our core telecommunication infrastructure and services to expand ICT services, including intelligent energy network service, or iEN. In addition, we are developing in-house Blockchain, AI and AR capability, and FinTech for future commercialization as well as cooperating with partners to develop an IoT ecosystem across various industries. We plan to set 500 thousand IoT devices connected with our IoT platform by the end of 2019 in Taiwan. With the strength and reliability of our technologies and services, we believe that we have the competitive advantages to continue expanding our ICT services in the future. Furthermore, we have teamed up with banking, insurance and retail partners to set up a preparatory office for internet-only bank license application. We are expecting to win the license in 2019 and launch internet-only bank services in early 2020.

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

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. To catch up with the fast evolution of digital devices and network applications, we continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. We continue to enhance mobile network and construct high capacity Wi-Fi/Fiber-Wireless networks to offload mobile network traffic. We will continue to leverage our core telecommunication infrastructure and services to expand the ICT business, including cloud services, IoT, enterprise total solutions and government projects.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in growth areas, such as ICT services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, and ICT solutions partners to diversify our business operations and enhance our service offerings. Starting in May 2018, our CEO served as  the Chairman of Taiwan Smart City Solutions Alliance, which helps the development of a smart city in Taiwan. In November 2018, we participated in the Industry Conference & Exhibition held by Next Generation Mobile Networks, in Vancouver, Canada, with other Taiwanese companies and institutions, to show independent research and development capability of 5G in Taiwan. In Mobile World Congress held in February 2019, we entered into a memorandum with Nokia and Ericsson and aim to complete 5G function verification in 2019 and pre-commercialize in 2020.

Acquisition and Investments. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. We have focused our investment strategy on the development of new businesses and the enhancement of our operational efficiency. Recently we have entered into the following notable transactions:

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

One of our consolidated subsidiaries, Chunghwa Precision Test Tech Co., Ltd., or CHPT, a semiconductor testing company, was listed on the General Stock Market of the Taipei Exchange (formerly known as Gre Tai Securities Market) since March 24, 2016. Benefitting from its advanced technology and one-stop shopping service, CHPT’s business continued to grow in the past few years. On March 23, 2018, we announced our plan to dispose of 1.5 million common shares of CHPT to fund future investment. After the completion of disposal, our ownership interest in CHPT will decrease from 38.30% to 33.72%. By the end of 2018, we have disposed 1.3 million common shares of CHPT and our ownership interest in CHPT was 34.25%.

In the first quarter of 2018, we formed a three-to-five year e-sports development strategy with 4Gamers Entertainment Inc., or 4Gamers, the largest e-sports platform in Taiwan. In July 2018, we completed a strategic investment in 4Gamers and obtained a board seat. In addition to sponsoring various major e-sports events, we also established an e-sports broadcasting zone within our MOD platform to further attract e-sports fans and younger customers. In the future, we plan to further our presence in the e-sports industry and explore various new e-sports related business model with 4Gamers, as well as replicate our success in Taiwan to ASEAN countries such as Vietnam and Thailand.

Chunghwa PChome Fund I Co., Ltd. and Cornerstone Ventures Co., Ltd. were founded in October 2018, and we hold 50% and 49% of their equity interests, respectively. We invest these two companies to develop digital life and e-commerce ecosystem.

Pursuant to the government’s southbound development policy, we set up an office in Indonesia in January 2019. In the mid- to long-term, we plan to seek cooperation with local telecommunication partners in the ASEAN countries to capitalize on the strong market potential, facilitate Taiwanese companies to develop in those countries and explore opportunities for investment and merger and acquisition.

Going forward, we will focus on digital economy and innovative businesses and may consider making other equity investments and acquisitions that we believe are complementary to our business and strategic goals. By cooperating with other companies and leveraging our advantages, we strive to gain market share in the IoT business. Additionally, we are expecting to acquire internet-banking license with our information security and Big Data capability, which may lead us to expand business in digital banking and Fintech markets. Furthermore, we will continue to explore opportunities to strengthen our cooperation with companies in ASEAN countries and expand our geographic footprint, either in traditional telecommunication business, ICT or IoT businesses.

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and intend to maintain a sustainable dividend policy. Under the ROC Company Act, companies are allowed to distribute special cash dividend from capital surplus. In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in March 2019, our payout ratio was 97.9% in 2018 after adjusting for unappropriated earnings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local telephone services and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, and other domestic services including ICT services. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$72.8 billion and NT$71.1 billion and NT$66.8 billion (US$2.2 billion), respectively, in 2016, 2017 and 2018, representing 31.6%, 31.3% and 31.0% of our total revenue in such periods.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Local telephone revenues:
Usage	12.9	11.3	9.9	322.2
Subscription	15.9	15.7	15.3	499.2
Interconnection	0.8	0.7	0.6	20.5
Pay telephone	0.2	0.2	0.2	5.1
Other	1.8	1.7	1.6	53.7
Total	31.6	29.6	27.6	900.7

We provide local telephone services to approximately 10.42 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 13.8%, 13.0% and 12.8% of our total revenues in 2016, 2017 and 2018, respectively. Approximately 73.7% of our local telephone customers as of December 31, 2018 were residential customers. We are currently the leader of the local telephone service market, with an average subscriber market share of approximately 93.5%, 93.3% and 93.0% in 2016, 2017 and 2018, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31
	2016	2017	2018
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,540	23,571	23,589
Fixed line customers:
Residential	8,067	7,883	7,675
Business	2,872	2,804	2,746
Total	10,939	10,687	10,421
Penetration rate (as a percentage of the population)	46.5%	45.3%	44.2%
Lines in service per household	0.94	0.91	0.88

(1)	Data from the Department of Population, Ministry of the Interior, ROC.

With the continued development of internet technologies, demand for local customer lines has been declining. The number of fixed-line customers decreased by 2.0% in 2016 compared to 2015, 2.3% in 2017 compared to 2016 and 2.5% in 2018 compared to 2017. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to internet telephony services and VoIP applications.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year Ended December 31
	2016	2017	2018
	(in millions, except percentages)
Minutes from local calls (1)(2)	9,481	8,335	7,200
Growth rate (compared to the same period in the prior year)	(9.8)%	(12.1)%	(13.6)%

(1)	Includes minutes from local calls made on pay telephones and minutes from fixed line-to-mobile calls.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls decreased in 2016, 2017 and 2018 due to the impact of mobile substitution and increased use of voice over internet protocol, or VoIP, applications.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	1.37	1.37	1.37
Growth rate (compared to the same period in the prior year)	(1.4)	—	—

Average per minute usage charges remained relatively stable from 2017 to 2018.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$2.9 billion, NT$2.6 billion and NT$2.4 billion (US$0.1 billion) in 2016, 2017 and 2018, respectively, representing 1.3%, 1.2% and 1.1% of our total revenues in such periods. This decrease was mainly due to the continuous decline in call minutes resulting from the migration to mobile services and increased use of VoIP applications. Our average market share by minutes in the domestic long distance market was approximately 83.0%, 82.7% and 82.9% in 2016, 2017 and 2018, respectively.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling and virtual private networks, or VPN, services and others. We also focus on offering our customers an increasing number of VAS with flexible tariff packages.

Broadband Access

We provide broadband internet access through connections based on our FTTx and ADSL technologies. Our revenues from our broadband access services in 2016, 2017 and 2018 were NT$19.0 billion, NT$18.7 billion and NT$18.3 billion (US$0.6 billion), respectively. We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services.

From 2016 to 2018, we continued accelerating our high-speed FTTx household coverage. We offer various promotional packages to encourage more migration of our FTTx subscribers to higher speed FTTx service. In 2018, FTTx revenue reached 92.8% of our total broadband revenue.

Our subscriber market share of Taiwan’s broadband market was approximately 74.3%, 72.5% and 70.8% in 2016, 2017 and 2018, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	Year Ended December 31
	2016	2017	2018
FTTx service customers (in thousands)	3,484	3,552	3,603
ADSL service customers (in thousands)	992	916	880

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

The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
ARPU for broadband services per month(1)	717	718	709
ARPU for FTTx services per month(2)	811	801	785

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

Our overall broadband ARPU increased in 2017 mainly due to our successful strategy in migration mentioned above. Our overall broadband ARPU decreased in 2018 mainly due to increased competition in the market and the mandatory tariff reduction. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other mobile and fixed-line service operators for interconnection with our fixed-line network and for connection within their networks. Our local and domestic long distance leased line services revenues were NT$4.3 billion, NT$4.3 billion and NT$4.2 billion (US$0.1 billion) in 2016, 2017 and 2018, respectively. Although the bandwidth leased to third parties increased, the revenue decreased year over year mainly due to the decline in rental fees.

Wi-Fi Services

As of December 31, 2016, 2017 and 2018, we had a total of approximately 2.6 million, 2.7 million and 2.7 million residential and business customers that leased our access points, respectively. In addition, we had more than 57 thousand hot spots in public areas by the end of 2018, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload mobile data network traffic.

MOD Services

Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our MOD customers can access TV programs, video-on-demand, OTT, and other services. We had over 206, including 188 high definition, or HD, broadcasting channels and over 35,000 hours of on-demand programs.  In addition to our regular packaged offerings, we also offer SVoD services for film and drama. Furthermore, starting from 2017, our MOD platform successively offers OTT services such as KKTV, FOX+ and Netflix. As of December 31, 2018, we had 2.01 million MOD customers, including 1.27 thousand SVoD subscribers.

Our MOD revenues from 2016 to 2018 were NT$2.4 billion, NT$2.5 billion and NT$3.3 billion (US$106 million) in 2016, 2017 and 2018, respectively.  The increase in revenue from 2016 to 2018 was mainly due to the increase in the number of IPTV and SVoD subscribers, which was attribute to the enhancement of local and exclusive contents. We are pleased to see that our IPTV customers continued to sign up for additional SVoD programs and OTT services.

ICT and Other Services

Our ICT and other services in domestic fixed communications business include ICT services and corporate solutions. See “Emerging Services.”

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile services, sales of mobile handsets, tablets and data cards and ICT and other mobile services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2016, we generated revenues of NT$78.8 billion, or 34.3% of our total revenues, from mobile services. In 2017, we generated revenues of NT$75.8 billion, or 33.3% of our total revenues, from mobile services. In 2018, we generated revenues of NT$63.9 billion (US$2.1 billion), or 29.7% of our total revenues, from mobile services.

Our ARPU per month decreased to NT$595 in 2017 from NT$598 in 2016 mainly due to market competition. Our ARPU per month further decreased to NT$506 in 2018 mainly due to more fierce competition and the adoption of IFRS 15. See “—Competition—Mobile Communications.”  Please refer to Note 5 of our consolidated financial statements included elsewhere in this annual report for details of application of new IFRSs.

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Mobile services revenues:
Usage(1)	33.0	29.2	21.3	695.2
Interconnection	2.7	2.1	1.3	42.4
Mobile VAS	41.5	43.2	40.1	1,309.2
Other	1.6	1.3	1.2	40.9
Total mobile services	78.8	75.8	63.9	2,087.7

(1)	Includes monthly fees.

We are still the largest mobile operator in Taiwan in terms of revenues and number of customers, although the two smaller new entrances, Asia Pacific Telecom Co., Ltd., or APTG, and Taiwan Star Telecom Corporation Ltd., or T-Star, continue to offer low-priced data plans to gain customers. We had 10.6 million mobile customers, including 9.5 million and 1.1 million subscribers for 4G and 3G services, respectively, for a market share of approximately 37.7% of total mobile customers and approximately 36.3% of total mobile services revenues in Taiwan, as of December 31, 2018.

In October 2013, we obtained a 4G mobile broadband services spectrum of 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band. We paid NT$39.1 billion to the government for the spectrum. The license is valid until December 31, 2030. We have launched 4G mobile broadband services in May 2014.

In December 2015, we obtained an additional spectrum for 4G mobile broadband services of 30 MHz paired spectrum in the 2500MHz and 2600MHz frequency bands, and we paid NT$10.0 billion to the government. The license is valid until December 31, 2033. We put these 2500MHz and 2600MHz frequency bands into use on March 24, 2016.

In November 2017, we further obtained spectrum for 4G mobile broadband services of 5 MHz paired spectrum in the 1800 MHz frequency band and 20 MHz paired spectrum in the 2100 MHz frequency band, and we paid NT$10.9 billion to the government. The license is valid until December 31 of 2030 and 2033, respectively.

Our 3G service license has expired in December 2018, and we have ceased our 3G service afterward.

By the end of 2018, we commercially launched roaming services with 482 networks in 197countries, including 201 LTE roaming partners in 103 countries. Meanwhile, we offer diverse and competitive roaming services in order to meet customers’ demand. By strategically cooperating with the chief mobile companies, ultimately we won high reputation and the best brand value in roaming market.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the Year Ended December 31
	2016	2017	2018
Taiwan population (in thousands)(1)	23,540	23,571		23,589
Total mobile revenues in Taiwan (in billions)(2)	NT$211.9	NT$201.2	$	NT176.1
Annualized churn rate(3)	22.80%	21.98%		18.37%
Minutes of usage (in millions of minutes):
Incoming	9,953	8,424		6,939
Outgoing	10,245	8,722		7,272
Average minutes of usage per user per month(4)(5)	153	135		108

(1)	Data from the Department of Population, Ministry of the Interior, ROC.
(2)	Data from the statistical monthly release by the NCC, in the ROC, which include mobile revenues from 2G, 3G and 4G mobile broadband services.
(3)

Measuring the rate of customer disconnections from mobile service, determined by totaling the monthly churn rate, which is determined by dividing a) our aggregate voluntary and involuntary deactivations during the month by b) the average number of customers during the month (calculated by averaging the number of customers at the beginning of the month and the end of the month). The calculation includes both prepaid and postpaid customers.

(4)	The number of mobile customers is based on the number of SIM cards.
(5)

Average minutes of use per user per month is calculated by dividing the total minutes of use during the period by the average of the number of our mobile customers on the first and last days of the period and dividing the result by the number of months in the relevant period.

The total mobile customers in Taiwan had reached approximately 29.2 million as of December 31, 2018. Mobile penetration was approximately 123.9% on the same date. The overall mobile services market experienced a decrease of 12.5% in revenues in 2018 mainly due to the low-priced data plans owing to market competition.

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

As of December 31, 2018, we had approximately 1.5 million prepaid customers, representing approximately 14.6% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

Sales of Mobile Handsets, Tablets and Data Cards

We engage in the distribution and sales of mobile handsets, tablets and data cards for use on our mobile network to customers through our directly-owned stores, our website, our subsidiary Senao, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution.”

ICT and Other Services

Our ICT and other services in our mobile communications business include ICT services and corporate solutions. See “Emerging Services.”

Internet Business

Our internet business includes data communication services, application VAS and services provided to the government. Our revenues from internet business represented 12.2%, 12.7% and 13.8% of our revenues in 2016, 2017 and 2018, respectively. In 2018, our revenues from internet business as a percentage of our revenues increased mainly due to the increase in revenues generated from services such as HiLink, IDC, information security and IoT.

Data Communication Services

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2016	2017	2018
	(in thousands)
Total internet subscribers in Taiwan	6,099	6,113	6,112
HiNet subscribers:
HiNet FTTx subscribers	3,221	3,294	3,341
HiNet ADSL subscribers	539	439	343
HiNet dial-up subscribers	413	400	387
Other access technology subscribers	2	1	1
Total HiNet subscribers	4,175	4,134	4,072

Our ISP service subscribers decreased from 2016 to 2018 mainly due to the competition from cable broadband operators and substitution by mobile broadband services. We are still the largest ISP in Taiwan, with a subscriber market share of 66.6% among 390 ISPs in ROC as of December 31, 2018. As of December 31, 2018, approximately 82.2% of our broadband customers were also HiNet subscribers, using HiNet as their ISP, and 92.0% of our FTTx service customers subscribe HiNet ISP service.

Application VAS and Services Provided to the Government

Application VAS and services provided to the government includes services regarding to IDC, cloud computing, information security and IoT. See “Emerging Services.” In 2017, we developed an open IoT application platform featured with functions of cloud computing, Big Data analysis, artificial intelligence and augmented reality, etc. to enlarge the cooperation with IoT industry as well as strengthen its domestic ecosystem. We will continue to explore new IoT applications such as remote water control, smart metering, smart lighting and smart agriculture.

International Fixed Communications Business

Our international fixed communications business includes ILD telephone services, international leased line services, satellite services and ICT and other international services.

ILD Telephone Services

We provide ILD telephone services in Taiwan. Total revenues from ILD telephone services comprised 3.8%, 3.2% and 3.0% of our revenues in 2016, 2017 and 2018, respectively.  Our ILD telephone revenues decreased by 16.4% to NT$7.4 billion in 2017, and further decreased by 11.2% to NT$6.6 billion (US$0.2 billion) in 2018, primarily due to the intense competition from VoIP-based ILD service providers and free VoIP applications. Our average market share of the ILD market by minutes was approximately 55.8%, 62.5% and 70.3% in 2016, 2017 and 2018, respectively. Our ILD services consist primarily of international direct dial services and the wholesale of ILD traffic. The wholesale of ILD outgoing traffic accounted for 63.7% of our total ILD outgoing minutes in 2018. We provide wholesale ILD services to international simple resale, or ISR, operators that do not possess their own telephone network or infrastructure.

International calls to our top five destinations represented 43.5% of our outgoing ILD call traffic in 2018, including Mainland China, Philippines, Indonesia, the United States and Japan. International calls from our top five destinations represented 64.8% of our incoming ILD call traffic in 2018, including Canada, Mainland China, Belgium, Korea and the United States.

The following table sets forth information with respect to usage of our ILD services for the periods indicated.

	Year Ended December 31
	2016	2017	2018
	(in millions, except incoming/outgoing ratio)
Incoming minutes	787	756	650
Outgoing minutes	1,022	854	765
Total minutes	1,809	1,610	1,415
Incoming/outgoing ratio	0.77	0.89	0.85

Total incoming call volume decreased by 3.9% from 2016 to 2017, and further decreased by 14.0% in 2018, mainly due to the intensified market competition from VoIP-based ILD service providers, free VoIP applications and other ILD service providers. Similarly, due to this intensified competition, total outgoing call volume decreased by 16.4% from 2016 to 2017 and further decreased by 10.4% in 2018.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to a total of five undersea cable operators, including us, to engage in leased line services. Rental fees for ILD leased line are generally based on transmission speed and distance. We continue to experience a decline in rental fees for international leased lines, partly as a result of competition from other international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$1.8 billion, NT$1.9 billion and NT$2.2 billion (US$70.8 million) in 2016, 2017 and 2018, respectively, mainly due to our expansion to the overseas markets and growing consumer demand.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years. Please refer to Note 40 to our consolidated financial statements included elsewhere in this annual report for further details.

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

Emerging Services

The revenues from our ICT business are classified in “ICT and Other Services” of each business segment besides internet business. We are offering ICT total solutions by integrating our capabilities of cloud computing, information security, Big Data, IoT and customization expertise. In 2019, we will continue to promote out IDC, cloud and information security services to help our business customers to decrease management costs.

Our iEN service helps companies and corporations implement energy-saving measures through computer-driven data analysis. Besides, we also help household as well as enterprise to build an automatic interior environment in areas including security, parking and communications.

We also provide Content Delivery Network, or CDN, service. This service is effective in speeding the delivery of content of websites with high traffic. The closer the CDN server is to the user geographically, the faster the content will be delivered to the user. We provide CDN service to internet content providers to ensure stable quality when programs are broadcasted. We will expedite CDN construction to enhance digital convergence product competitiveness.

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection fee revenues:
Fixed line	0.9	0.8	0.7	23.2
Mobile	2.7	2.1	1.3	42.4
Interconnection costs:
Fixed line	1.6	1.2	0.8	25.9
Mobile	3.0	2.5	1.9	61.9

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers is NT$0.4851 per minute during peak times and NT$0.2531 per minute during off-peak times. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

The NCC mandated a mobile interconnection rate reduction over a period of four years starting from November 2017 from NT$1.15 per minute to NT$0.571 per minute. Therefore, our mobile interconnection revenues and costs decreased from 2016 to 2018.

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

Fixed interconnection costs decreased from 2016 to 2018 mainly due to (1) decreasing transition fees year over year, (2) reduction of mobile interconnection rate for fixed-line-to-mobile calls, and (3) decreasing traffic volume.

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

•	Services and Products. We continually develop new VAS and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty.
•	Pricing and Promotions. We design flexible pricing packages that allow customers to select, and design special promotional packages to encourage usage.

•

Distribution Channels. We seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, to expand our sales channels more effectively, we also implement an external sales agent system by collaborating with Senao, Synnex Technology International Corporation and Tsann Kuen Trans-Nation Group, which collaborations enable us to get closer to every customer. In addition, we have set a website to improve our operational efficiency and to reach more young people.

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

Sales and Distribution

As of December 31, 2018, we had 17 operations offices for operations, 469 service centers and 6 customer service call centers for sales and customer service. In addition, in 2018, we enhanced user interface and user experience and simplified transaction process on our website to improve customers’ experience, and visits to our website were over 39 million times, with 40% growth rate compared with that in 2017.

We also had 268 Senao exclusive service stores as of December 31, 2018. In January 2007, we acquired 31.33% equity ownership of Senao, a major distributor of mobile handsets in Taiwan. Senao has been listed on the TWSE under the number “2450” since May 2001. Our equity ownership in Senao decreased from 31.33% as of January 15, 2007 to 27.79% as of March 31, 2019. Our investment in Senao enhanced our mobile handset distribution and sales capabilities. Besides, customers can subscribe for our broadband service, MOD service and other services at Senao retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and Senao about our business cooperation.

Competition

We face competition in virtually all aspects of our business.

Domestic Fixed Communications

•

Local and domestic long distance telephone services: Revenue from local and domestic long distance telephone service of telecommunication services providers has continuously decreased in the past years primarily due to mobile and VoIP substitution. Competition from mobile data service providers increased significantly due to the popularity of smart mobile devices and mobile applications such as LINE and WeChat. Although there are other providers of fixed communications, including TWM Broadband, New Century Infocomm Tech. Co., Ltd. and APTG, competition from these providers was not significant in the past few years.

•

Leased line services: Major competitors in this field are four fixed line operators including TWM Broadband, New Century Infocomm Tech. Co., Ltd., APTG and Taiwan Optical Platform Co., Ltd. The leased line services providers primarily compete on the basis of price and the bandwidth speed of services.

•

Broadband access services: Major competitors in this field are five multiple-system operators, or MSOs, including Kbro Co., Ltd., China Network Systems Co., Ltd., TWM Broadband, Taiwan Fixed Network Co., Ltd. and Taiwan Optical Platform Co., Ltd., and one fiber broadband service provider, namely Taiwan Intelligent Fiber Optic Network. With the increasing speed of mobile data service, we also face fierce competition from mobile data providers. The broadband access service providers primarily compete on the basis of price and the bandwidth speed of services.

•

MOD services: Major competitors in this field include five cable TV MSOs, 27 independent cable TV operators as well as OTT service providers. The different service providers compete on the basis of price and the multimedia content offered along with the ability to offer converged services by offering comprehensive solutions including data communications, voice communications and multimedia content.

Mobile Communications

There are five mobile operators in Taiwan, including Chunghwa Telecom, Taiwan Mobile, Far EasTone, T-Star, and APTG. All of these five operators have 4G mobile broadband licenses. In addition to the big three, T-Star and APTG underwent mergers and acquisitions in order to compete in the market for 4G mobile broadband services. T-Star merged with VIBO Telecom Inc., a former 3G operator, in October 2014, while APTG merged with Ambit Corporation, one of the 4G mobile broadband license winners, in December 2015, with APTG as the surviving company. Each 4G mobile broadband network operator has been providing promotional programs to attract consumers, including unlimited data plans. In recent years, T-Star and APTG provided unlimited data plans with extremely low prices, and indeed acquired many subscribers. In 2018, the big three also offered unlimited low-priced data plans to maintain their market share.

In addition to the mobile network operators, the NCC has issued a total of 14 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider.

We compete in the mobile services market primarily on the basis of premium brand, price, quality of service, network reliability and attractiveness of service packages. See “Network Infrastructure—Mobile Services Network” for a discussion on our advantage of 4G mobile broadband services spectrum.

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

There are four submarine cable licenses granted by NCC since August 2001, including East Asia Network Inc., owned by Telstra, Reach Cable Networks Limited, owned by PCCW Global, FLAG Telecom Taiwan Services Limited, owned by GCX Corporation, and Taiwan International Gateway Corporation, offering international leased line services to the other fixed-line operators, internet service providers and ISR operators.

Our ILD services compete with ILD resale services and VoIP services such as those provided by mobile applications.

Emerging Services

Our major competitors in ICT services are system integration service providers, including HwaCom Systems Inc., MiTAC Information Technology Corp., NEC Taiwan Ltd., Acer Incorporated, Tatung Company, SYSTEX Corporation, SYSCOM Group, IBM Corporation, HP Company, Stark Technology Inc., Amazon.com Inc. and Advantech Co., Ltd.

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

Approximately 12,759 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2018.

Transmission Networks

As of December 31, 2018, our transmission networks consisted of approximately 2.6 million fiber kilometers of fiber optic cable for trunking and approximately 9.7 million fiber kilometers of fiber optic cable for local loop.

Due to the emergence of Packet Transport Network, or PTN, technology, a cost-effective method for transmitting data services, we began the deployment of PTN in 2013. Due to the high utilization of our existing Re-configurable Optical Add-Drop Multiplexer, or ROADM, network, we began to introduce Optical Transport Network, or OTN, to meet the demand of 100G wavelength services in 2014. We had completed the deployment of 154 wavelength OTN and 2,620 GbE PTN in 2018. We had a trial of 36 wavelengths using 200Gbps per wavelength transmission technology in 2018. This trial verified the scalability of the OTN to meet the explosive bandwidth demand.

As part of our strategic focuses on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high-speed internet access and VPN. As of December 31, 2018, we have constructed approximately 9.1 million FTTx ports. Our FTTx service can offer high-speed broadband internet access rates up to 1 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services for the customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2018, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 16.9 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2018, our Next Generation Network, or NGN core network capacity consisted of 1,580,000 local telephone subscribers, comprising 780,000 Session Initiation Protocol-based, or SIP-based, and 790,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We owned high-speed NGN Managed IP backbone network by the end of 2018 with 12 sets of 4Tbps switch routers for the inner core network and more than 34 sets of 4Tbps/1.6Tbps switch routers for the outer core network. The bandwidth of the network is approximately 2,060 Gbps as of the end of 2018. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 85 telecommunications service providers in 36 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had time-division multiplexing, or TDM, international gateway switches and NGN international gateway switch. We had a trunk capacity of 149,820 channels in total as of December 31, 2018.

In 2018, we started to build the Southeast Asia-Japan 2 Submarine Cable, or SJC2, with several Asian telecom companies. The cable will feature up to eight pairs of high capacity optical fiber with a total capacity of 144 Terabits per second. Its high capacity allows it to support high bandwidth intensive requirements such as the IoTs, robotics, analytics and AR or VR applications. As of December 31, 2018, we had invested in 21 submarine cables, 10 of which land in Taiwan. We had increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 5,028 Gbps in 2017 to 9,706 Gbps in 2018.

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

In May 2014, we launched our 4G mobile broadband services with 10 MHz paired spectrum in the 900 MHz frequency band and 25 MHz paired spectrum in the 1800 MHz frequency band. In December 2015, we obtained an additional spectrum for 4G mobile broadband services of 30 MHz paired spectrum in the 2500 MHz and 2600 MHz frequency bands. In June 2017, we implement four frequency band CA technology into our 1800/2600 MHz frequency band base stations that is expected to increase users’ downlink speed over 500 Mbps. In November 2017, we further obtained spectrum for 4G mobile broadband services of 5 MHz paired spectrum in the 1800 MHz frequency band and 20 MHz paired spectrum in the 2100 MHz frequency band. After that, we own three consecutive 20MHz spectrum in 1800MHz, 2100MHz and 2600MHz frequency bands, which may provide higher data transmission rates.

We have also installed an intelligent network on our existing mobile services network infrastructure, which enable us to provide additional functions, such as prepaid and VPN services as well as a wide range of VAS.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 34 points of presence approximately 5,516,000 broadband remote access server ports and a backbone bandwidth of approximately 8,937 Gbps as of December 31, 2018. We aim to achieve HiNet’s points of presence and backbone bandwidth to approximately 10,937 Gbps by the end of 2019.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. [We had high-speed internet protocol backbone network by the end of 2018 with 24 sets of 46Tbps/30Tbps /28.8Tbps/12.8Tbps/10.24Tbps/4.48Tbps switch routers for the inner core network and more than 54 sets of 10.56Tbps/5.28Tbps/4Tbps/2.64Tbps/1.6Tbps switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 14 domestic and four overseas point-of-presences and the total capacity is approximately 950 Gbps. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 1,482 Gbps as of December 31, 2018. As we expect that internet traffic flows to and from the United States will continue to increase, we have been continuously expanding our bandwidth to the United States. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, Thailand and the United Kingdom.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2018, we had 308 frame relay ports, 854 asynchronous transfer mode ports and approximately 109,702 multi-protocol label switching internet protocol VPN virtual ports.

Our data networks support a variety of transmission technologies, including frame relay, asynchronous transfer mode and Ethernet technology. We have also built up our HiLink VPN that combines internet protocol and asynchronous transfer mode technologies. The advantage of HiLink VPN based on multi-protocol label switching technology is that it can carry different classes of services, such as video, voice and data together to provide services with various qualities of service, high-performance transmission and fast forward solution in an enhanced security network. HiLink VPN can be accessed by xDSL/FTTx/NG-SDH and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network potentially is less costly and requires less management for business applications.

Cybersecurity and Personal Information Protection

The implementation of our Cybersecurity strategy is based on risk management Framework of ISO27005, which including risk identification, risk analysis, Privacy Impact Analysis, risk assessment, risk handing and monitoring. All risk treatment plans are reviewed and amended in accordance with the international trend of cybersecurity and governmental regulations, and we also put results of annual audit program and external threats discovered by our SOC into consideration.

According to our Risk Management Regulation, our risk management committee track our risk status on a monthly basis. When a risk is greater than our risk appetite, or where there is a major crisis, the convener of risk management committee will report to our audit committee, and if necessary, report to our board of directors. In 2018, we reported our management policy and information security of our Big Data to our audit committee. In the same year, there are no penalties ruled by the competent authorities resulted from information security or information leakage events. For more information, please refer to our website https://www.cht.com.tw/en/home/cht/about-cht/corporate-governance/risk-management. The information on our website does not form a part of this annual report.

In addition, these policies and procedures have been defined in operational rules for all of our business and service contracts. These documents are available to internal use for all of our employees.

The aforementioned information security strategy and action solution as well as key performance indicators are required our president’s approval. Our senior executive vice president of business, concurrently served as our chief information security officer and data protection officer, convenes regular meetings in order to conduct reviews and the procedure of improvements. In addition, the board of directors engaged in the discussion and review of information security/cybersecurity and personal information protection strategy.

To prevent increasing cyber risks and threats, we have established CHT SOC, which is responsible for security controls, and threats of smart detection and intelligence, quick incidents response since 2013.

To comply with the Cyber Security Management Act, we also have implemented the measures described below.

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
•

All systems, data centers, personnel, environmental and managing procedures which are involving sensitive data, resources, and critical infrastructure services continuously obtain ISO27001/ISO27011 third-party certification.

•	In addition, our cloud services have obtained CSA STAR Certification.

To prevent harm on personality rights, the Personal Information Protection Act, or PIPA, governs all the collection, processing and use of personal information, and it applies to all individuals, legal entities, and enterprises. We have conducted inventory checks of personal information that we currently hold, established standard operating procedures, or SOP, to comply with the requirements under PIPA, and have taken information security measures to protect the data. We have posted a copy of our privacy policy on our website at https://www.cht.com.tw/home/cht/-/media/Web/PDF/Sustainability/Social/CHT_Privacy_Policy.pdf?la=en. The information on our website does not form a part of this annual report.

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
•

We have developed a Segregation of Duties, or SoD, requirement to avoid unauthorized behavior. Relevant supervisors are asked to review access authorization of systems, and to ensure compliance with SoD.

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

We are now focusing on rental income and will continue seeking development opportunities from the ROC central and local government urban planning programs to increase the value of our land, buildings and equipment. We have received approximately NT$587.9 million (US$19.2 million) in rental income from properties in 2018. We are also developing a commercial building in Nangang, Taipei City, and three staff dormitories in Taipei, New Taipei and Taoyuan City to attract and maintain the outstanding human resource. Our subsidiary Light Era will also develop in areas such as smart city and smart operations center.

Insurance

We do not carry comprehensive insurance for our properties or any insurance for business disruptions. We do; however, maintain in-transit insurance for key materials, such as cables, equipment and equipment components. We do not carry insurance for the ST-2 satellite since we only lease it for our operations instead of owning the satellite.

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

Except as disclosed in our annual report, we believe that we have not been involved in any legal or arbitration proceedings during 2016, 2017 and 2018 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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
•

if the judgment was rendered by default by the court rendering the judgment, we, or the above-mentioned persons, were duly served within a reasonable period of time in accordance with the laws and regulations of the jurisdiction of the court or process was served on us with judicial assistance of the ROC; and

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

Under the National Communications Commission Organization Act, or the Organization Act, the NCC was comprised of seven commissioners, which are full-time positions. The premier of the Executive Yuan shall nominate the commissioners and appoint one of them to serve as chairperson, and one as vice chairperson. The nomination shall be approved and appointed by the Legislative Yuan. The tenure of the commissioners is four years, and the commissioners may be re-appointed to serve a consecutive term. Accordingly, now there are seven commissioners, including the chairperson Ting-I Chan and the vice chairperson Po-Tsung Wong. The chairperson began serving on August 1, 2016, and the vice chairperson began serving on August 1, 2018.

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

Licensing of Telecommunications Services

Type I and Type II Service Providers

Under the Telecommunications Act, telecommunications service providers are classified into two categories:

Type I. Type I service providers are providers that install network infrastructures, such as network transmission, switching and auxiliary equipment for the provision of telecommunications services. Type I services include fixed-line services such as local, domestic long distance and ILD services, as well as interconnection, leased line, ADSL and satellite services and wireless services such as mobile, including mobile data and trunked radio services.

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

Until 1996, we were the sole provider of Type I services in Taiwan. In 1996, the government opened the market for mobile, paging and trunked radio, mobile data and digital low power cordless telephone services. In 1998, the government opened the market for fixed-line and mobile satellite services. As of July 16, 2018, there are 83 Type I services providers in total.

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

Pursuant to the Telecommunications Act, licenses for Type I services were granted through a three-step procedure. Applicants shall submit an application, business proposal and other specified documents to the competent authority to apply for the establishment of its operation. Once the applicants have been reviewed and approved or awarded the bid, the competent authority would issue the concession to the applicants for the establishment of its operation. After the applicants complete the construction and establishment of its operation in the designated region within the prescribed time frame, and proceed with company registration as required by law, they can apply for technical inspection. Upon passing the technical inspection, the applicants are granted a Type I license by the competent authority.

The Telecommunications Act further authorizes the competent authority, now the NCC, to promulgate separate regulations governing each Type I service, including the business scope of the Type I service provider, as well as the procedures and conditions for granting special permits and the length of the period of the special permits of each Type I service. Accordingly, licenses for different Type I services may have different minimum paid-in capital requirements for applicants and varying durations.

Each holder of a Type I license will pay a fee ranging from 0.5% to 2% of their annual revenues or their bid price ratio multiplied by their annual revenues generated from the particular Type I service for which a license has been granted.

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

In March 2000, the government granted three new concessions to fixed-line services providers for integrated services. Recipients of these concessions are required to apply for a network construction permit to deploy broadband local access networks. Each recipient of these concessions is required to have the capacity for 150,000 customers before it is able to apply for a fixed-line license to launch its proposed services. The three fixed-line service providers have since obtained fixed-line licenses and are required to achieve the capacity for one million customers by the sixth year following the date of the grant of the network construction permit awarded. Operators that applied for integrated service provider licenses before June 30, 2004, between July 1, 2004 and January 31, 2008 and on or after February 1, 2008 must achieve a capacity for 1.0 million, 0.4 million and 0.3 million customers, ports or a combination of both, respectively, by the fourth year following the date of the grant of the network construction permit.

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

The mobile broadband services licenses were released for the first time in 2013, and we received the license on April 30, 2014. As a result, we started to launch the mobile services on May 29, 2014. The mobile broadband services licenses were released for bidding for a second time in 2015, and we received the license to operate these frequency bands on March 23, 2016. On November 15, 2017, the NCC completed the third round of bidding on the mobile broadband services licenses, and we were one of the winning bidders. We have obtained the license on April 11, 2018.

Satellite Services. Pursuant to the Regulations for Administration on Satellite Communication Services promulgated by the NCC governs the issuance of satellite services licenses and the business scope of satellite service providers. Satellite services licenses are subdivided into fixed satellite services licenses and mobile satellite services licenses.

The satellite services license should be valid for a term of 10 years starting from the date when such license is granted. If the service provider wants to renew its satellite services license before the expiry of the 10-year term, such service provider needs to file a renewed application with the NCC within the period from 9 months to 6 months before the expiry date of the original satellite license. The valid term of the renewed satellite license will be 10 years. Minimum paid-in capital requirements for fixed satellite service providers and mobile satellite service providers are NT$100 million and NT$500 million, respectively. If an applicant applies to operate fixed satellite services and mobile satellite services at the same time, its minimum paid-in capital should be calculated separately. The same also applies to an applicant who operates another business of Type I telecommunications enterprise at the same time.

We currently hold a fixed satellite services license, valid from December 10, 2018 to December 9, 2028.

Type II

The Telecommunications Act was amended in 1996 to open the market for all Type II services. Under the Regulations for Administration on Type II Telecommunications Business, Type II services are divided into special services and general services. Special services include simple resale, network telephone service of E.164 and non-E.164 user numbers (VoIP), international leased circuit and other services specified by the governing authority. General services include any Type II service other than special services. The policy for granting a Type II service license is as follows:

•	there is no limit on the number of licenses to be issued;
•	licenses are granted by the NCC; and
•	no bidding procedure is required.

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

We have been declared by the former competent authority MOTC as a dominant Type I service provider for fixed-line, and so far there is no any dominant Type I service provider for 4G mobile broadband services. Under the Telecommunications Act, a dominant Type I service provider must not engage in the following activities:

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

Unless otherwise provided by the laws, interconnection charge of the providers for the mobile broadband business should be calculated based on the decrees issued by NCC. The foregoing shall apply, mutatis mutandis, to the calculation and reviewing method of the interconnection charge of the dominant providers for fixed communication services.

Unbundled network components of the providers for the mobile broadband business include:

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

Bottleneck Facilities

Under the Telecommunications Act, when a Type I service provider cannot construct bottleneck facilities within a reasonable period of time or substitute those facilities with other available technologies, it may request for co-location on a fee basis from the owner of the facilities located at the bottleneck of the relevant telecommunications network. The owner of the facilities so requested may not reject these requests without due cause. The NCC has the authority to prescribe facilities as bottleneck facilities, and has prescribed bridges, tunnels, lead-in tubes and telecommunications chambers located within buildings and horizontal and vertical telecommunications cables and lines as bottleneck facilities in relation to fixed-line telecommunications networks. The NCC, in an announcement on December 21, 2006, has defined local loop facilities as the “bottleneck” of the telecommunications network. Therefore, as a Type I service provider, we can only charge other local telephone service providers at cost for local loop services. The rental tariff is derived from a cost basis and must be approved by the NCC each year.

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

Provision of Universal Services

Under the Telecommunications Act, a Type I service provider may be required by the NCC, to provide universal telecommunications services in remote or unprofitable areas. These services include voice communication services, such as public phones, and data communication services, such as internet provision for libraries and public primary and secondary schools. All Type I service providers and certain Type II service providers designated by the NCC, will be required to contribute a fixed portion of their annual revenues to a universal services fund. Such a fund will be used to compensate for any losses, bad debts and management fees incurred by the relevant Type I service provider in providing the universal services. All providers of universal services cannot refuse any request for service, unless for legitimate reasons, and cannot charge more than the predetermined tariffs.

Equal Access

As a result of the liberalization of Taiwan’s telecommunications industry, a Type I service provider, including a local network services provider and a mobile broadband services provider, is required to provide its customers with equal access to the long-distance and international telephone services provided by other service providers. A Type I service provider may provide equal access through pre-selection or call-by-call selection. When a customer makes a call using call-by-call selection, such customer has the option to select a service provider by dialing the network identification prefix assigned to the service provider of his choice. This will result in the automatic selection of the preferred service provider for the provision of relevant telecommunication services. The pre-selection function allows any customer to select in advance a long distance or international service provider of his or her choice. When such customer makes a call using this function, the communications network will automatically interconnect to the long distance or international network previously selected by such customer.

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

Co-location

We have been declared by the governmental authority as a dominant Type I service provider for fixed-line services. According to the Telecommunication Act, the Regulations for Administration on Fixed Network Telecommunications Business and the Regulations Governing Network Interconnection among Telecommunications Enterprises, if any other service provider requests for co-location, we must negotiate with them, unless otherwise provided by laws or regulations.

Ownership Limitations

The Telecommunications Act limits foreign ownership of our common shares. Since March 1, 2006, the NCC has replaced the MOTC as the competent authority under the Telecommunications Act, and had the power to prescribe the limits on foreign ownership of our common shares. After the NCC and the MOTC reached an agreement, the MOTC issued an announcement on December 28, 2007, stipulated that direct holdings by foreign investors cannot exceed 49% of our outstanding share capital, and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital.

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

Regulations on Combination Between Telecommunications Enterprises

The term “merger” used in the FTA refers to any of the following circumstances:

•	where an enterprise and another enterprise are merged into one;
•	where any enterprise holds or acquires more than one-third of total voting shares or capital of another enterprise;
•	where any enterprise is assigned by or leases from another enterprise the whole or the major part of the business or properties of such other enterprise;
•	where any enterprise operates jointly with another enterprise on a regular basis or is entrusted by another enterprise to operate the latter’s business; or
•	where any enterprise directly or indirectly controls the business operation or the appointment or discharge of personnel of another enterprise.

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

Regulations on Concerted Action (Cartel) in Telecommunication Industry

The term “concerted action (cartel)” as used in the FTA means the competing enterprises at the same production and/or marketing stage, by means of contract, agreement or any other form of mutual understanding, jointly determine the price of goods or services, quantity, technology, products, facilities, trading counterparts, or trading territory with respect to such goods and services, or any other behavior that restrict each other’s business activities, resulting in an impact on the market function with respect to production, trade in goods, or supply and demand of services. The FTC may assume a concerted action exists based on the market condition, the feature of goods or services, cost and profit, and the economic feasibility for enterprises to conduct concerted action.

Under the FTA, enterprises are prohibited from engaging in any concerted actions unless the FTC holds the concerted action may be beneficial to the overall economy and public interest.

According to the FTC’s Explanation on Regulations Governing Telecommunication Industry, a telecommunications enterprise may be able to involve with the following concerted actions: entering into common pricing agreements, restriction of output and market segregation, concerted refusal to deal, or entering into agreements for exchange of information.

If the FTC finds an enterprise liable for violation of regulations governing concerted action (cartel), the FTC could impose a monetary fine of not more than NT$100,000,000 each time. If the FTC finds such violation is serious, it may further impose a monetary fine exceeding the NT$100,000,000 but up to 10% of the total sales of the enterprise in the preceding fiscal year.

Regulations on Restrict Competition in Telecommunication Industry

The FTA prohibits any enterprise from conducting any of the following activities that may restrict competition:

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

Personal Information Protection Act

Under the Personal Information Protection Act, or PIPA, every individual or governmental or non-governmental agencies, including us, should be subject to certain requirements and restrictions for collecting, processing or using personal data. The definition of “personal data” is extended to cover a broad scope, including name, birthday, ID, special features, fingerprints, marriage status, family, education, occupation, medical records, medical history, genetic information, sex life, health examination report, criminal records, contact information, financial status, social activities, and any other data which is sufficient to directly or indirectly identify a specific person. If we fail to comply with the PIPA, we may be subject to serious punishment for civil claims, criminal offenses and administrative liabilities: the ceiling of the aggregate compensation amount for damages payable in a single case will be up to NT$200 million or the actual value of loss arising from our violation provided the amount of actual value of such loss is higher than NT$200 million; the defendant may be subject to an imprisonment of up to five years; and the penalty for administrative liabilities will be up to NT$500,000 for each violation, and may be imposed consecutively if such violation continues.

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2019.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2018 have been translated into U.S. dollar amounts using US$1.00=NT$30.61, set forth in the statistical release of the Federal Reserve Board on December 31, 2018. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2016	2017	2018
Revenues:
Domestic fixed communications business	31.6%	31.3%	31.0%
Mobile communications business	48.2	48.1	46.9
Internet business	12.2	12.7	13.8
International fixed communications business	6.3	5.9	6.2
Others	1.7	2.0	2.1
Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last three years. We derive domestic fixed communications revenue from the provision of FTTx and ADSL access services that provides customers with data access lines. Revenue from domestic fixed communication decreased as a percentage of our total revenue in 2017 mainly due to the decline of domestic long distance and local call service revenue because of mobile and VoIP substitution, and mandatory reductions in tariffs for FTTx and ADSL services. The percentage further decreased in 2018, mainly attributable to the decline of domestic long distance and local call service revenue mentioned above, and the decrease in ICT revenues. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business was a major contributor to our revenues over the last three years. In 2017, Revenue from mobile communications business decreased as a percentage of our total revenue mainly due to the decline in voice revenue, which was partially offset by the increase in mobile VAS revenue and revenue from our sales of mobile handsets, tablets and data cards. In 2018, the percentage of total revenues derived from mobile communications business further decreased mainly attributable to the decline in service revenue, due to market competition and free VoIP applications. We believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of data communication services, application VAS and services provided to the government. In 2017 and 2018, the percentage of revenues from internet services within total revenues increased mainly due to the increase in revenues generated from services such as IDC, HiLink, information security and IoT.

We derived our international fixed communications revenues mainly from ILD telephone services and international ICT services. Revenues from our international fixed communications business as a percentage of our total revenues decreased from 2016 to 2017, because our ILD telephone services revenue continued to decline due to VoIP substitution. In 2018, the percentage of total revenues derived from international fixed communications business increased mainly attributable to the increase in international leased line revenues, international data revenues and ICT revenues.

Our other revenues increased from 2016 to 2018, and the increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

On March 8, 2017, the NCC announced a plan for tariff reductions effective from April 1 2017 to March 31, 2020. The reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ∆CPI—5.1749%, and to the monthly fees for fixed-line broadband access services (excluding FTTH, FTTB, ADSL, and the services which downlink and uplink speeds both over 100 Mbps), which was subject to a reduction by ∆CPI—3.19%. The ∆CPI for 2018 that was used for the tariff reduction starting from April 1, 2019 was 1.35%. In response to the tariff reduction plan announced by the NCC and to further support the government’s policy with respect to the development of digital economy, we voluntarily adopted a more aggressive tariff reduction rate for our IP peering service. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

In addition, on August 23, 2017, the NCC determined that, starting from November 2017, our tariff in the mobile interconnection fees should be reduced from NT$1.15 per minute to NT$0.571 per minute in four years.

Furthermore, the NCC approved our new fixed communications network interconnection fees on September 26, 2018. The interconnection fees for local telephone and domestic long distance telephone remain the same, while the interconnection fees from mobile network to local telephone decrease, from NT$0.4851 to NT$0.4383 per minute during peak times and from NT$0.2531 to NT$0.2148 per minute during off-peak times. The tariff is effective from January 1, 2019 to December 31, 2022.

Besides mandatory tariff reduction mentioned above, we, from time to time, voluntarily implemented tariff adjustments in our broadband and mobile businesses in the past few years to consolidate our market share.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. Constructing fiber networks in new buildings and areas with demand for 500 Mbps and 1 Gbps per household, and 10 Gbps for enterprise in the near future is our priority. In order to achieve this goal, we may invest in new equipment with 10 Gbps Gigabit-capable Passive Optical Network technology in 2019. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2016, 2017 and 2018, personnel expenses represented 26.4%, 26.2% and 27.3% of our total operating costs and expenses, respectively, and pension costs represented 1.9%, 1.9% and 2.1% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2016		2017		2018
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	26.0	14.3%	25.8	14.3%	26.2	15.2%
Insurance	2.7	1.5	2.7	1.5	2.7	1.6
Pension	3.4	1.9	3.4	1.9	3.6	2.1
Other(1)	15.7	8.7	15.5	8.5	14.5	8.4
Total personnel expenses	47.8	26.4%	47.4	26.2%	47.0	27.3%
Total operating costs and expenses	181.4	100.0%	180.7	100.0%	172.0	100.0%

(1)	Includes employees’ compensation.

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

Taxation

The income tax rate for profit-seeking enterprises is 20% in the ROC. Prior to 2018, the income tax rate for profit-seeking enterprises was 17% in the ROC. We benefit from tax incentives, including tax credits of up to 15% of some of our research and development expenses in accordance with the Statute for Innovating Industries.

After-tax earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year were assessed with a 10% unappropriated earnings tax. According to the amendment to the Income Tax Law, the rate of the ROC unappropriated earnings tax is adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018 and the allowed tax credit (against our earnings generated since January 1, 2018) is canceled. Such amendment will apply to our annual tax filings made starting January 1, 2019. See “Item 10. Additional Information—E. Taxation—ROC Taxation—Dividends.” Under IFRSs, the 5% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. In 2018, due to the reversal of the 10% unappropriated earnings tax accrued in 2017, which was much higher than that accrued of the 5% unappropriated earnings tax in 2018, net unappropriated earnings tax accrued in 2018 was lower than that accrued in 2017. As a result, our effective tax rate decreased from 16.3% in 2017 to 14.2% in 2018 mainly due to the adjustment of tax rate of unappropriated earnings tax.

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

Revenue Recognition

We identify the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when we deliver products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, we recognize revenues and corresponding trade notes and accounts receivable for sale of other electronic devices.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where we enter into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of our promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since we provide a significant integration service. We recognize revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by us; thus revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, we are acting as a principal if we control the specified good or service before that good or service is transferred to a customer; otherwise, we are acting as an agent. When we are acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue.  When we are acting as an agent, revenue is recognized in the amount of commission.

Prior to 2018, revenue from the sale of goods was recognized when the goods are delivered and titles have passed, at which time all the following conditions were satisfied:

•	We had transferred to the buyer the significant risks and rewards of ownership of the goods;
•	We retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue could be measured reliably;
•	It was probable that the economic benefits associated with the transaction would flow to us; and
•	The costs incurred or to be incurred in respect of the transaction could be measured reliably.

Revenue was measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions were frequent, fair value of the consideration was not determined by discounting all future receipts using an imputed rate of interest.

Where we entered into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements were allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount paid by the customer for the products. Relative fair values were based on the selling prices of handsets on a standalone basis and the monthly fees provided in the subscription contracts.

Revenue from a contract to provide services was recognized by reference to the stage of completion of the contract.

Our project agreements were mainly to provide one or more equipment or services to customers. In order to fulfill the agreements, another party might be involved in some agreements. We considered the following factors to determine whether we were a principal of the transaction: whether we were the primary obligation provider of the agreements, our exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether we were a principal or an agent would affect the amount of revenue recognized by us. Only when we were acting as a principal, gross inflows of economic benefits arising from transactions was recognized as revenue.

Impairment of Trade notes and Accounts Receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions about risk of default and expected loss rates. We use judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on our past experience, current market conditions as well as forward-looking information at the end of each reporting period. For details of the key assumptions and inputs used, please refer to Note 11 to our consolidated financial statements included elsewhere in this annual report. Where the actual future cash flows are less than expected, a material impairment loss may arise.

We recognize lifetime Expected Credit Loss (ECL) for trade notes and accounts receivable. Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument.

The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator. When there are pieces of evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonably estimated, we write off the trade notes and accounts receivable. For accounts receivable that have been written off, we continue to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Prior to 2018, when there was objective evidence showing indications of impairment, we considered the estimation of future cash flows. The amount of impairment would be measured as the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, as the impact from discounting short-term receivables was not material, the impairment of short-term receivables was measured at the difference between the carrying amount and the estimated undiscounted future cash flows. Where the actual future cash flows were lower than expected, a material impairment loss might arise.

We maintained an allowance for doubtful accounts for estimated losses that resulted from the inability of our customers to make required payments. When determining the allowance, we considered the probability of recoverability based on past customers default experience and their credit status, and economic and industrial factors. Credit risks were assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable might be fully reserved when specific collection issues were known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables was performed monthly, and the allowances for doubtful accounts were adjusted through expense accordingly.

Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made at the end of the reporting period. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period. Inventory write-downs are determined on an item by item basis, except for those similar items which could be categorized into the same groups. We use the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

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

Control over Subsidiaries

Some entities are our subsidiaries although we only own less than 50% ownership interest in these entities. After considering our absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between us and other investors, potential voting interests and the written agreement between stockholders, the management concluded that we have a sufficiently dominant voting interest to direct the relevant activities of the entity and to have control over the governance of the entity and therefore we have control over these entities.

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

Some of our equity investments are classified as financial assets at fair value through other comprehensive income, or FVOCI. On initial recognition, we may make an irrevocable election to designate investments in equity instruments as at FVOCI; however, designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Some of our other equity investments are mandatorily classified as financial asset at fair value through profit or loss, or FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at FVOCI.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset.

For the assets and liabilities measured at fair value without quoted prices in active markets, our management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities, please refer to Note 39 to our consolidated financial statements included elsewhere in this annual report. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. We update inputs periodically to monitor the appropriateness of the fair value measurement.

Prior to 2018, some of our equity investments were classified as available-for-sale, or AFS, financial assets including: listed stocks, emerging market stocks, and unlisted stocks. Among these investments, those that had a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that did not have a quoted market price in an active market and whose fair value could not be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. If, in a subsequent period, the fair value of the financial assets could be reliably measured, the financial assets were remeasured at fair value. The difference between the carrying amount and the fair value was recognized in other comprehensive income. Any impairment losses were recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments were recognized in profit or loss. Other changes in the carrying amount of AFS financial assets were recognized in other comprehensive income and would be reclassified to profit or loss when the investment was disposed of or was determined to be impaired.

The process of assessing whether a particular investment’s net realizable value was less than its carrying cost requires a significant amount of judgment. We periodically evaluate these investments based on quoted market prices, if available, the financial condition of the investee company, economic conditions in the industry and our intent and ability to hold the investment for a long period of time. If quoted market prices were not available, we estimated the fair value using the recoverable amounts in consideration of the financial condition of the investee company. This information might be based on information that we requested from the investee companies and might not be subject to the same disclosure and audit requirements as required of non-foreign private issuers, and as such, the reliability and accuracy of the information might vary. If we deemed the fair value of an investment to be less than the carrying value based on the above factors, and the decline in value was deemed to be other than temporary, we recorded the difference as impairment in the period of occurrence. In 2016, we recognized impairment losses of NT$577 million for the investments classified as AFS financial assets.

Impairment of long-lived assets, intangible assets and incremental costs of obtaining contracts

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

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that we expect to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

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

In 2016, we determined that some of our telecommunications equipment and miscellaneous equipment were impaired and recognized an impairment loss of NT$596 million.

In 2016, 2017 and 2018, we determined that some of our investment properties’ recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount and recognized reversals of impairment loss of NT$148 million, NT$11 million and NT$19 million (US$0.6 million), respectively.

In 2017, our subsidiary, SENAO, evaluated that the goodwill that arose in the acquisition of Youth and its subsidiaries and concluded the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss of NT$9 million.

In 2018, our subsidiary, SENAO, evaluated and determined that the recoverable amount of certain licensed contract was nil and recognized the impairment loss of NT$51 million (US$1.7 million).

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

The current tax is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. Income tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. If the temporary difference arises from the initial recognition, other than in a business combination, of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, the resulting deferred tax asset or liability is not recognized. In addition, a deferred tax liability is not recognized on a taxable temporary difference arising from initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forwards and unused tax credits from purchase of machinery, equipment and technology, and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of the assets and liabilities.

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

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$
		(in billions)
Revenues:
Domestic Fixed Communications	72.8	71.1	66.8	2.2
Mobile communications	110.8	109.4	100.9	3.3
Internet	28.1	28.9	29.8	1.0
International fixed communications	14.4	13.6	13.4	0.4
Others	3.9	4.5	4.6	0.1
Total revenues	230.0	227.5	215.5	7.0
Operating costs	147.6	146.8	139.6	4.5
Operating expenses:
Marketing	25.5	25.4	23.2	0.8
General and administrative	4.5	4.6	4.6	0.2
Research and development	3.8	3.9	3.7	0.1
Expected credit loss	—	—	0.9	—
Total operating expenses	33.8	33.9	32.4	1.1
Other income and expenses	(0.5)	(0.1)	0.1	—
Income from operations	48.1	46.7	43.6	1.4
Non-operating income and expenses	1.3	1.3	1.4	—
Income before income tax	49.4	48.0	45.0	1.4
Income tax expense	7.8	7.8	6.4	0.2
Consolidated net income	41.6	40.2	38.6	1.2
Attributable to:
Stockholders of the parent	40.5	39.0	37.6	1.2
Noncontrolling interests	1.1	1.2	1.0	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2016	2017	2018
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	31.6%	31.3%	31.0%
Mobile communications	48.2	48.1	46.9
Internet	12.2	12.7	13.8
International fixed communications	6.3	5.9	6.2
Others	1.7	2.0	2.1
Total revenues	100.0%	100.0%	100.0%
Operating costs	64.2%	64.6%	64.8%
Operating expenses:
Marketing	11.1	11.2	10.8
General and administrative	2.0	2.0	2.1
Research and development	1.6	1.7	1.7
Expected credit loss	—	—	0.4
Total operating expenses	14.7	14.9	15.0
Other income and expenses	(0.2)	—	0.1
Income from operations	20.9	20.5	20.3
Non-operating income and expenses	0.6	0.6	0.6
Income before income tax	21.5	21.1	20.9
Income tax expense	3.4	3.4	3.0
Consolidated net income	18.1%	17.7%	17.9%
Attributable to:
Stockholders of the parent	17.6%	17.2%	17.4%
Noncontrolling interests	0.5%	0.5%	0.5%

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2018 compared with the year ended December 31, 2017

Revenues

Our revenues decreased by 5.3% from NT$227.5 billion in 2017 to NT$215.5 billion (US$7.0 billion) in 2018, primarily due to the decrease in revenues generated from mobile communications and domestic fixed communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.3% and 31.0% of our revenues in 2017 and 2018, respectively. Our domestic fixed communications revenues decreased by 6.2% from NT$71.1 billion in 2017 to NT$66.8 billion (US$2.2 billion) in 2018 primarily due to a decrease in local and domestic long distance telephone revenues and a decrease in ICT revenues generated by enterprises and government, which were partially offset by growth in MOD revenues.

Local telephone services. Our local telephone revenues decreased from NT$29.6 billion in 2017 to NT$27.6 billion (US$0.9 billion) in 2018 with a 13.6% decline in traffic volume from 8.3 billion minutes in 2017 to 7.2 billion minutes in 2018. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to internet telephone services and VoIP applications. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 8.4% from NT$2.6 billion in 2017 to NT$2.4 billion (US$0.1 billion) in 2018. This decrease was mainly due to the increased use of VoIP applications.

Broadband access. The number of our FTTx customers increased from approximately 3.6 million in 2017 to 3.6 million in 2018. Revenues generated from broadband access slightly decreased from NT$18.7 billion in 2017 to NT$18.3 billion (US$0.6 billion) in 2018, mainly due to increased competition in the market and the mandatory tariff reduction.

Domestic leased line. Our tariffs for overall leased line services continued to decrease due to competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high-speed broadband services. Revenues generated from domestic leased line services slightly decreased from NT$4.3 billion in 2017 to NT$4.2 billion (US$0.1 billion) in 2018.

MOD. Revenues generated from our MOD services increased by 27.7% from NT$2.5 billion in 2017 to NT$3.3 billion (US$0.1 billion) in 2018. This increase was due to the increase in the number of IPTV and SVoD subscribers.

Domestic ICT and other services. Other revenues decreased by 17.5% from NT$13.4 billion in 2017 to NT$11.0 billion (US$0.4 billion) in 2018. This decrease was mainly due to the decreased revenue from ICT projects.

Mobile communications

Revenues from our mobile communications business accounted for 48.1% and 46.9% of our revenues in 2017 and 2018, respectively. Revenues from our mobile communications business decreased by 7.7% from NT$109.4 billion in 2017 to NT$100.9 billion (US$3.3 billion) in 2018. This decrease was due to the decline in mobile service revenues and was partially offset by growth in sales of mobile handsets, tablets and data cards.

Mobile services. Revenues from our mobile services accounted for 33.3% and 29.7% of our revenues in 2017 and 2018, respectively. Revenues from our mobile services decreased by 15.7% from NT$75.8 billion in 2017 to NT$ 63.9 billion (US$2.1 billion) in 2018 due to market competition, mobile voice traffic decline, and the adoption of IFRS 15. The decrease in mobile voice telecommunication traffic was mainly due to migration to free VoIP applications. Please refer to Note 5 to our consolidated financial statements included elsewhere in this annual report for details of application of new IFRSs.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 14.2% and 16.6% of our revenues in 2017 and 2018, respectively. Revenues from our sales of mobile handsets, tablets and data cards increased by 10.9% from NT$32.2 billion in 2017 to NT$35.7 billion (US$1.2 billion) in 2018 mainly due to the increase in the unit price of handsets and the adoption of IFRS 15. Please refer to Note 5 to our consolidated financial statements included elsewhere in this annual report for details of application of new IFRSs.

Internet

Revenues from internet business accounted for 12.7% and 13.8% of our revenues in 2017 and 2018, respectively. Revenues from our internet services increased by 3.1% from NT$28.9 billion in 2017 to NT$29.8 billion (US$1.0 billion) in 2018 mainly due to the increase in revenues generated from services such as IDC, HiLink, information security and IoT.

International fixed communications

International fixed communications revenues accounted for 5.9% and 6.2% of our revenues in 2017 and 2018, respectively. Our international fixed communications revenues decreased by 0.9% from NT$13.6 billion in 2017 to NT$13.4 billion (US$0.4 billion) in 2018. This decrease was mainly due to the decrease in revenues generated from ILD telephone service.

ILD telephone services. Our ILD telephone revenues decreased by 11.2% from NT$7.4 billion in 2017 to NT$6.6 billion (US$0.2 billion) in 2018 due to the migration to VoIP-based ILD service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 12.8% from NT$3.9 billion in 2017 to NT$4.4 billion (US$0.1 billion) in 2018. The increase was mainly due to our expansion to overseas markets and increased demand for our international leased line, IP Transit and VPN services.

International ICT and other services. Our international ICT and other revenues increased by 12.7% from NT$1.7 billion in 2017 to NT$1.9 billion (US$0.1 billion) in 2018. The increase was mainly due to the increase in ICT revenues.

Others

Other revenues accounted for 2.0% and 2.1% of our revenues in 2017 and 2018, respectively. Our other revenues increased from NT$4.5 billion in 2017 to NT$4.6 billion (US$0.1 billion) in 2018. The increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Operating Costs

Our operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs decreased by 5.0% from NT$146.8 billion in 2017 to NT$139.6 billion (US$4.5 billion) in 2018. This decrease was primarily due to a decrease of NT$6.3 billion (US$0.2 billion) in cost of goods sold, a decrease of NT$1.5 billion (US$0.1 billion) in ICT costs, a decrease of NT$0.9 billion (US$28.7 million) in interconnection and service costs and a decrease of NT$0.4 billion (US$11.8 million) in personnel expenses. The decrease was partially offset by an increase of NT$0.3 billion (US$9.7 million) in depreciation and amortization expenses and an increase of NT$1.6 billion (US$0.1 billion) in marketing expense primarily due to the application of IFRS 15. Please refer to Note 5 to our consolidated financial statements included elsewhere in this annual report for details of application of new IFRSs.

Operating Expenses

Our operating expenses decreased by 4.3% from NT$33.9 billion in 2017 to NT$32.4 billion (US$1.1 billion) in 2018.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, decreased by 8.6% from NT$25.4 billion in 2017 to NT$23.2 (US$0.8 billion) billion in 2018. This decrease was primarily due to a decrease in marketing expenses and reclassification of provision for bad debt as expected credit loss resulting from the application of new IFRSs in 2018. Please refer to Note 5 to our consolidated financial statements included elsewhere in this annual report for details of application of new IFRSs.

General and administrative

Our general and administrative expenses remained stable at NT$4.6 billion (US$0.2 billion) in 2017 and 2018.

Research and development

Our research and development expenses decreased by 4.1% from NT$3.9 billion in 2017 to NT$3.7 billion (US$0.1 billion) in 2018. This decrease was primarily due to a decrease in professional service expenses. In 2017 and 2018, we did not capitalize on any research and development expenses as intangible assets because there were no research and development expenses related to development or the development phase of an internal project.

Expected credit loss

Due to the application of IFRS 9 in 2018, we reflected the provision for credit loss primarily related to trade notes and accounts receivable in the “Expected credit loss” whereas such was previously reflected in our marketing expenses.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2018
Operating costs and expenses	65.7	87.6	21.9	14.7	12.2	(30.1)	172.0
Depreciation and amortization	15.0	13.8	3.1	1.4	0.5	—	33.8
For the year ended December 31, 2017
Operating costs and expenses	68.9	99.0	22.1	14.9	11.5	(35.7)	180.7
Depreciation and amortization	15.6	11.0	3.4	1.5	0.4	—	31.9

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 4.6% from NT$68.9 billion in 2017 to NT$65.7 billion (US$2.1 billion) in 2018, primarily due to a decrease of NT$1.9 billion (US$0.1 billion) in ICT costs, a decrease of NT$0.6 billion (US$19.2 million) in depreciation and amortization expenses, and a decrease of NT$0.6 billion (US$19.6 million) in personnel expenses.

Mobile communications

Our mobile communications operating costs and expenses decreased by 11.5% from NT$99.0 billion in 2017 to NT$87.6 billion (US$2.9 billion) in 2018. This decrease was primarily due to a decrease of NT$6.3 billion (US$0.2 billion) in cost of goods sold, a decrease of NT$4.6 billion (US$0.2 billion) in intersegment leased line costs, a decrease of NT$0.5 billion (US$16.0 million) in personnel expenses, and a decrease of NT$0.5 billion (US$15.4 million) in interconnection costs. The decrease in our operating costs and expenses was partially offset by an increase of NT$2.8 billion (US$91.0 million) in depreciation and amortization expenses.

Internet

Our internet operating costs and expenses decreased by 0.6% from NT$22.1 billion in 2017 to NT$21.9 billion (US$0.7 billion) in 2018. This decrease was primarily due to a decrease of NT$0.5 billion (US$15.0 million) in intersegment leased line costs, and a decrease of NT$0.3 billion (US$8.8 million) in depreciation and amortization expenses. The decrease in our operating costs and expenses was partially offset by an increase of NT$0.6 billion (US$18.9 million) in ICT costs.

International fixed communications

Our international fixed communications costs and expenses decreased by 1.5% from NT$14.9 billion in 2017 to NT$14.7 billion (US$0.5 billion) in 2018. The decrease was primarily due to a decrease of NT$0.2 billion (US$7.8 million) in international settlement costs.

Others

The costs and expenses from our other business increased by 5.2% from NT$11.5 billion in 2017 to NT$12.2 billion (US$0.4 billion) in 2018. The increase was primarily due to an increase in operating costs and expenses from our subsidiaries, Honghwa International Co., Ltd., or Honghwa, and CHPT due to the business growth of these two entities.

Other Income and Expenses

We recorded net other expense of NT$0.1 billion in 2017 and net other income of NT$0.1 billion (US$4.0 million) in 2018, respectively. The difference between 2017 and 2018 was primarily due to the compensation payment from government in 2018.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 6.5% from NT$46.7 billion in 2017 to NT$43.6 billion (US$1.4 billion) in 2018. Our operating margin decreased from 20.5% in 2017 to 20.3% in 2018.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2018
Revenues from external customers	66.8	100.9	29.8	13.4	4.6	—	215.5
Intersegment service revenues	17.1	1.7	4.0	2.3	5.0	(30.1)	—
	83.9	102.6	33.8	15.7	9.6	(30.1)	215.5
Segment income before income tax	18.3	15.3	12.0	1.0	(1.6)	—	45.0
For the year ended December 31, 2017
Revenues from external customers	71.1	109.4	28.9	13.6	4.5	—	227.5
Intersegment service revenues	22.5	2.0	4.2	2.4	4.6	(35.7)	—
	93.6	111.4	33.1	16.0	9.1	(35.7)	227.5
Segment income before income tax	24.9	12.4	11.1	1.0	(1.4)	—	48.0

As a result of the foregoing, segment income before tax for our domestic fixed communications business decreased by 26.7% from NT$24.9 billion in 2017 to NT$18.3 billion (US$0.6 billion) in 2018; segment income before tax for our mobile communications business increased by 23.3% from NT$12.4 billion in 2017 to NT$15.3 billion (US$0.5 billion) in 2018; segment income before tax for our internet business increased by 7.4% from NT$11.1 billion in 2017 to NT$12.0 billion (US$0.4 billion) in 2018; segment income before tax for our international fixed communications business remained stable at NT$1.0 billion (US$33.5 million) in 2017 and 2018; and segment loss for our other business segments increased by 6.4% from NT$1.4 billion in 2017 to NT$1.6 billion (US$50.7 million) in 2018.

Non-operating Income and Expenses

Our non-operating income increased from NT$1.3 billion in 2017 to NT$1.4 billion (US$44.0 million) in 2018. The increase was primarily due to an increase in share of the profit of associates and joint ventures accounted for using equity method.

Income Tax

Our income tax was NT$7.8 billion and NT$6.4 billion (US$0.2 billion) in 2017 and 2018, respectively. Our effective tax rate was 16.3% in 2017 and 14.2% in 2018. The decrease in our effective tax rate from 2017 to 2018 was primarily due to a decrease in the tax rate on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$39.0 billion and NT$37.6 billion (US$1.2 billion) in 2017 and 2018, respectively. Our net margin increased from 17.2% in 2017 to 17.4% in 2018.

The year ended December 31, 2017 compared with the year ended December 31, 2016

Revenues

Our revenues decreased by 1.1% from NT$230.0 billion in 2016 to NT$227.5 billion in 2017, primarily due to the decrease in revenues generated from mobile communications and domestic fixed communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.6% and 31.3% of our revenues in 2016 and 2017, respectively. Our domestic fixed communications revenues decreased by 2.3% from NT$72.8 billion in 2016 to NT$71.1 billion in 2017 primarily due to a decrease in local and domestic long distance telephone revenues and a decrease in broadband access revenue, which were partially offset by growth in ICT revenues generated by enterprises and government and MOD service revenues.

Local telephone services. Our local telephone revenues decreased from NT$31.6 billion in 2016 to NT$29.6 billion in 2017 with a 12.1% decline in traffic volume from 9.5 billion minutes in 2016 to 8.3 billion minutes in 2017. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to internet telephone services. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 7.6% from NT$2.9 billion in 2016 to NT$2.6 billion in 2017. This decrease was mainly due to the increased use of VoIP applications.

Broadband access. The number of our FTTx customers increased from approximately 3.5 million in 2016 to approximately 3.6 million in 2017.  Revenues generated from broadband access slightly decreased from NT$19.0 billion in 2016 to NT$18.7 billion in 2017, mainly due to increased competition in the market and the mandatory tariff reduction.

Domestic leased line. Our tariffs for overall leased line services continued to decrease due to competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high-speed broadband services. Revenues generated from domestic leased line services remained flat at NT$4.3 billion in 2016 and 2017.

MOD. Revenues generated from our MOD services increased by 8.3% from NT$2.4 billion in 2016 to NT$2.5 billion in 2017. This increase was due to the increase in the number of IPTV and SVoD subscribers.

Domestic ICT and other services. Other revenues increased by 6.4% from NT$12.6 billion in 2016 to NT$13.4 billion in 2017. This increase was mainly due to the increased revenue from ICT projects.

Mobile communications

Revenues from our mobile communications business accounted for 48.2% and 48.1% of our revenues in 2016 and 2017, respectively. Revenues from our mobile communications business decreased by 1.3% from NT$110.8 billion in 2016 to NT$109.4 billion in 2017. This decrease was due to the decline in mobile voice telecommunication revenues was partially offset by growth in mobile VAS revenues and sales of mobile handsets, tablets and data cards. The decrease in mobile voice telecommunication traffic was mainly due to migration to free VoIP applications.

Mobile services. Revenues from our mobile services accounted for 34.2% and 33.3% of our revenues in 2016 and 2017, respectively. Revenues from our mobile services decreased by 2.6% from NT$78.8 billion in 2016 to NT$ 75.8 billion in 2017 due to a decrease in mobile voice telecommunication revenues from NT$37.3 billion in 2016 to NT$32.6 billion in 2017, which was partially offset by the growth in mobile VAS revenues.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 13.4% and 14.2% of our revenues in 2016 and 2017, respectively. Revenues from our sales of mobile handsets, tablets and data cards increased by 4.4% from NT$30.8 billion in 2016 to NT$32.2 billion in 2017 mainly due to the increase in the unit price of handsets, even though the number of handsets sold slightly decreased.

Internet

Revenues from internet business accounted for 12.2% and 12.7% of our revenues in 2016 and 2017, respectively. Revenues from our internet services increased by 2.9% from NT$28.1 billion in 2016 to NT$28.9 billion in 2017 mainly due to the increase in revenues generated from services such as IDC, HiNet, HiLink, information security and IoT.

International fixed communications

International fixed communications revenues accounted for 6.3% and 5.9% of our revenues in 2016 and 2017, respectively. Our international fixed communications revenues decreased by 6.1% from NT$14.4 billion in 2016 to NT$13.6 billion in 2017. This decrease was mainly due to the decrease in revenues generated from ILD telephone service.

ILD telephone services. Our ILD telephone revenues decreased by 16.4% from NT$8.8 billion in 2016 to NT$7.4 billion in 2017 due to the migration to VoIP-based ILD service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 5.6% from NT$3.7 billion in 2016 to NT$3.9 billion in 2017. The increase was mainly due to our expansion to overseas markets and increased demand for our international leased line, IP Transit and VPN services.

International ICT and other services. Our international ICT and other revenues remained flat at NT$1.7 billion in 2016 and 2017.

Others

Other revenues accounted for 1.7% and 2.0% of our revenues in 2016 and 2017, respectively. Our other revenues increased by 17.0% from NT$3.9 billion in 2016 to NT$4.5 billion in 2017. The increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Operating Costs

Our operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs decreased by 0.5% from NT$147.6 billion in 2016 to NT$146.8 billion in 2017. This decrease was primarily due to a decrease of NT$1.8 billion in interconnection and service costs and a decrease of NT$0.8 billion in depreciation expenses. The decrease was partially offset by an increase of NT$1.0 billion in ICT costs, and an increase of NT$0.8 billion in cost of goods sold.

Operating Expenses

Our operating expenses increased by 0.1% from NT$33.8 billion in 2016 to NT$33.9 billion in 2017.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, decreased by 0.6% from NT$25.5 billion in 2016 to NT$25.4 billion in 2017. This decrease was primarily due to decreases of provision for bad debt and rental expenses. The decrease was partially offset by an increase of advertising and marketing-related expenses and an increase of personnel expenses.

General and administrative

Our general and administrative expenses increased by 2.0% from NT$4.5 billion in 2016 to NT$4.6 billion in 2017. This increase was primarily due to an increase in personnel expenses.

Research and development

Our research and development expenses increased by 2.7% from NT$3.8 billion in 2016 to NT$3.9 billion in 2017. This increase was primarily due to an increase in professional service expenses. In 2016 and 2017, we did not capitalize on any research and development expenses as intangible assets because there were no research and development expenses related to development or the development phase of an internal project.

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

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 2.1% from NT$70.3 billion in 2016 to NT$68.9 billion in 2017, primarily due to a decrease of NT$0.8 billion in depreciation and amortization expenses, a decrease of NT$0.7 billion in interconnection costs, and a decrease of NT$0.6 billion in personnel expenses. The decrease in our operating costs and expenses was partially offset by an increase of NT$0.8 billion in ICT costs.

Mobile communications

Our mobile communications operating costs and expenses decreased by 0.04% from NT$99.1 billion in 2016 to NT$99.0 billion in 2017. This decrease was primarily due to a decrease of NT$1.0 billion in marketing expenses, a decrease of NT$0.5 billion in intersegment internet VAS costs, and a decrease of NT$0.4 billion in interconnection costs. The decrease in our operating costs and expenses was partially offset by an increase of NT$0.8 billion in cost of goods sold from our subsidiary, Senao, an increase of NT$0.7 billion in maintenance expenses, and an increase of NT$0.4 billion in depreciation and amortization expenses.

Internet

Our internet operating costs and expenses remained stable at NT$22.1 billion in 2016 and 2017.

International fixed communications

Our international fixed communications costs and expenses decreased by 7.0% from NT$16.0 billion in 2016 to NT$14.9 billion in 2017. The decrease was primarily due to a decrease of NT$1.1 billion in international settlement costs.

Others

The costs and expenses from our other business increased by 9.1% from NT$10.6 billion in 2016 to NT$11.5 billion in 2017. The increase was primarily due to an increase in operating costs and expenses from our subsidiaries, Honghwa International Co., Ltd., or Honghwa, and CHPT due to the business growth of these two entities.

Other Income and Expenses

We recorded net other expense of NT$0.5 billion in 2016 and NT$0.1 billion in 2017, respectively. The difference between 2016 and 2017 was primarily due to the impairment losses on some telecommunications equipment of NT$0.6 billion in 2016.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 2.9% from NT$48.1 billion in 2016 to NT$46.7 billion in 2017. Our operating margin decreased from 20.9% in 2016 to 20.5% in 2017.

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

As a result of the foregoing, segment income before tax for our domestic fixed communications business decreased by 3.0% from NT$25.7 billion in 2016 to NT$24.9 billion in 2017; segment income before tax for our mobile communications business decreased by 10.7% from NT$13.9 billion in 2016 to NT$12.4 billion in 2017; segment income before tax for our internet business increased by 3.6% from NT$10.7 billion in 2016 to NT$11.1 billion in 2017; segment income before tax for our international fixed communications business decreased by 6.3% from NT$1.1 billion in 2016 to NT$1.0 billion in 2017; and segment loss for our other business segments decreased by 27.0% from NT$2.0 billion in 2016 to NT$1.4 billion in 2017.

Non-operating Income and Expenses

Our non-operating income remained stable at NT$1.3 billion in 2016 and 2017.

Income Tax

Our income tax was NT$7.8 billion and NT$7.8 billion in 2016 and 2017, respectively. Our effective tax rate was 15.8% in 2016 and 16.3% in 2017. The increase in our effective tax rate from 2016 to 2017 was primarily due to an increase in the 10% tax on unappropriated earnings.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$40.5 billion and NT$39.0 billion in 2016 and 2017, respectively. Our net margin decreased from 17.6% in 2016 to 17.2% in 2017.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$
		(in billions)
Net cash provided by operating activities	65.0	70.9	66.4	2.2
Net cash used in investing activities	(21.7)	(36.7)	(32.6)	(1.1)
Net cash used in financing activities	(42.5)	(36.6)	(35.0)	(1.1)
Effect of exchange rate changes	0.0	0.1	0.0	0.0
Net increase in cash and cash equivalents	0.8	(2.3)	(1.2)	0.0
Cash and cash equivalents at end of year	31.1	28.8	27.6	0.9

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

In 2018, we generated NT$66.4 billion (US$2.2 billion) in net cash from operating activities as compared to NT$70.9 billion in 2017. The decrease was primarily due to an increase in cash outflows for inventories, income tax paid and contribution to the pension funds. The decrease was partially offset by an increase in cash inflows relating to contracts balances of customers.

In 2017, we generated NT$70.9 billion in net cash from operating activities as compared to NT$65.0 billion in 2016. The increase was primarily due to a decrease in cash outflows for the contribution to the pension funds, a decrease in cash outflows from accounts receivables, and a decrease in cash outflows relating to income tax from operating activities.

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

In 2018, net cash used in investing activities was NT$32.6 billion (US$1.1 billion), a decrease from NT$36.7 billion in 2017. The change was primarily due to a one-time payment of NT$10.9 billion in 2017 for acquiring the 4G mobile broadband spectrum, an increase in acquisition of property, plant and equipment, an increase in acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months, and a decrease in proceeds from disposal of held-to-maturity financial assets in 2017.

In 2017, net cash used in investing activities was NT$36.7 billion, an increase from NT$21.7 billion in 2016. The change was primarily due to a one-time payment of NT$10.9 billion in 2017 for acquiring the 4G mobile broadband spectrum, and an increase in acquisition of property, plant and equipment.

In 2016, net cash used in investing activities was NT$21.7 billion, a decrease from NT$30.4 billion in 2015. The change was primarily due to a one-time payment of NT$10.0 billion in 2015 for acquiring the 4G mobile broadband spectrum in the auction held by the NCC, but there was no such cash outflows in 2016.

In 2018, our net cash used in financing activities totaled NT$35.0 billion (US$1.1 billion), which mainly reflected NT$37.2 billion in dividends paid during that period.

In 2017, our net cash used in financing activities totaled NT$36.6 billion, which mainly reflected NT$38.3 billion in dividends paid during that period.

In 2016, our net cash used in financing activities totaled NT$42.5 billion, which mainly reflected NT$42.6 billion in dividends paid during that period.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations and some bank loans. In future years, we have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 4G mobile broadband, FTTx, service platforms, IDC and IoT. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A.” Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2018, our primary source of liquidity was NT$27.6 billion (US$0.9 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured and secured bank loans amounted to NT$46.3 billion (US$1.5 billion) and NT$1.3 billion (US$43.8 million), respectively, as of December 31, 2018.

As of December 31, 2018, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$70 million (US$2.3 million) at interest rates ranging from 2.15% to 2.35%.

As of December 31, 2018, our subsidiary, Chunghwa Leading Photonics Tech Co., Ltd., had short-term unsecured loans of NT$30 million (US$1.0 million) at interest rates ranging at 1.35%.

As of December 31, 2018, our subsidiary Light Era had long-term secured loans in the amount of NT$1.6 billion (US$52.3 million) due in 2021 with an interest rate at 0.92%.

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

Capital Expenditures

Substantially all of our capital expenditures in 2016, 2017 and 2018 were made for operations in the ROC. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2016		2017		2018
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	9.9	42%	11.7	44%	12.7	44%
Mobile communications business	9.0	38	9.7	36	10.7	37
Internet business	2.7	12	2.8	10	2.7	10
International fixed communications business	1.1	5	1.6	6	1.4	5
Others	0.8	3	1.1	4	1.1	4
Total capital expenditures	23.5	100%	26.9	100%	28.6	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2019.

	Year Ending December 31, 2019
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	13.6	47%
Mobile communications business	7.6	26
Internet business	3.2	11
International fixed communications business	1.5	5
Others	3.1	11
Total capital expenditures	29.0	100%

We expect our total capital expenditures to be approximately NT$29.0 billion in 2019. Our capital expenditures for 2019 are planned to be allocated to our 4G LTE network deployment, FTTx network expansion, service platforms, cloud computing, IoT and IDC construction. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2016, 2017 and 2018.

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

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2018 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report. Furthermore, we have identified and implemented changes to our accounting systems, processes and internal controls to meet the reporting and disclosure requirements of IFRS 16 effective from January 1, 2019.

C. Research and Development, Patents and Licenses

Research and Development

Our research and development efforts are focused on the development of advanced network services and operation technologies as well as the development of core technologies for the domestic telecommunications market. For 2016, 2017 and 2018, our research and development expenses were NT$3.8 billion, NT$3.9 billion and NT$3.7 billion (US$0.1 billion), or approximately 1.6%, 1.7% and 1.7% of our revenues, respectively.

As of March 31, 2019, we had 2,483 researchers focusing on the following areas:

•

Intelligent Broadband Networking: ST-2 satellite and 5G coexistence solution, the first 3GPP compliant 5G connection in Taiwan, Multi-access Edge Computing, or MEC solution, 4G base station fault prediction technology, pioneering SDN-based ICT Infrastructure solutions;

•	Cloud Computing: software-defined data center solution, Cloud Native Platform, public cloud service;

•

Intelligent Business: our official website, our official APP, AI technology support Call Center Application System, Order and Billing Management System, IT Technical assessment of internet banking, Smart Voice Control Service platform;

•	Information Security Application: digital identity solution, enterprise cybersecurity protection solution;
•

Artificial Intelligence and Big Data: solution of Big Data Analytics, Customer Journey Analytics, speech recognition, image recognition, natural language processing, Deep Learning platform, social media monitoring and analytics;

•

IoT: IoT Smart Platform, smart city solution, NB-IoT terminal equipment solution, health cloud service, Intelligence Video Surveillance System, travel time prediction service, fleet management service, Abnormal Driving Trajectory Analysis System; and

•

Convergence Services: MOD Service, smart content caching service, Hami Pay VISA payment and coupon service, Intelligent eSIM service, enterprise sponsored data service, enterprise Wi-Fi service, AR platform, remote collaboration service.

With our consistent investment in research and development, we have developed a number of advanced network services, operation technologies and VAS which successfully support our business operations and expansion, including our FTTx deployment, security, mobile payment, smart home, enterprise ICT solution, cloud business and operation supporting system, and various IoT services, such as ITS, iEN, intelligent video surveillance, or IVS, and the solution of industry 4.0. As of December 31, 2018, we have been granted 189 domestic patents and 14 foreign patents.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2018.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in billions of NT$)
Contractual Obligations(1)
Short-term loans	0.1	0.1	－	－	－
Long-term loans	1.6	－	1.6	－	－
Obligations related to ST-2 satellite	1.4	0.2	0.4	0.4	0.4
Operating leases(2)	10.5	3.4	4.7	1.7	0.7
Total	13.6	3.7	6.7	2.1	1.1

(1)

Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$4.4 billion (US$0.1 billion) in 2018 and expected to made pension contributions of approximately NT$2.2 billion (US$0.1 billion) in 2019. See Note 28 to our consolidated financial statements for additional details regarding our pension plan.

(2)	Operating leases obligations are described in Note 36 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2018, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$0.2 billion (US$5.7 million) and acquisition of telecommunications equipment of NT$15.8 billion (US$0.5 billion). In addition, our subsidiary, CHPT, entered into a contract for the construction of its headquarters for NT$1.6 billion in July 2017. We had made payment of NT$0.6 billion (US$18.5 million) under the contract as of March 31, 2019.

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

A. Directors and Senior Management

Our Articles of Incorporation provides for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of April 22, 2019. There is no family relationship among any of these persons. These directors have terms until June 23, 2019. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Chi-Mau Sheih	65	Chairman, chief executive officer, President and director
Mu-Han Wang	56	Director
Yu-Lin Huang	56	Director
Yi-Bing Lin	58	Director
Wei-Ming Chang	52	Director
Yih-Yu Lei	51	Director
Chin-Tsai Pan	58	Director
Jen-Ran Chen(1)	60	Director
Yu-Fen Lin(1)	48	Director
Kuo-Long Wu(1)	67	Director
Lo-Yu Yen(1)	64	Director
Chung-Chin Lu(1)	60	Director

(1)	Independent director.

Chi-Mau Sheih is the chairman, chief executive officer, president, and director of our company. Mr. Sheih assumed the role as our chairman and chief executive officer on April 22, 2019. He has served as the president and director of our company since January 2017. Mr. Sheih served as a senior executive vice president of our company from 2010 to 2017, the president of Southern Taiwan Business Group from 2007 to 2010, and the president of Central Taiwan Business Group from 2006 to 2007. Mr. Sheih holds an MBA degree from National Taiwan University.

Mu-Han Wang is a director of our company since November 2017. Dr. Wang is currently the Senior Counselor and concurrently the Director General of Department of Science and Technology Advisors of the MOTC. He holds a master’s degree from Northwestern University and a Ph.D. degree from Purdue University, both in transportation engineering.

Yu-Lin Huang is a director of our company since February 2019. Dr. Huang is currently the political Deputy Minister of the MOTC. He is a professor of the Civil Engineering Department of the National Chiao Tung University. He was the Director General of the Construction Bureau of Taichung City. Dr. Huang holds a Ph.D. degree in Engineering from University of California in Berkeley. He specializes in infrastructure investment, project finance, and project management.

Yi-Bing Lin is a director of our company. Dr. Lin is the vice chancellor of the National Chiao Tung University of the University System of Taiwan, or the UST. He holds a Ph.D. degree in Computer Science and Engineering from University of Washington in Seattle.

Wei-Ming Chang is a director of our company since August 2017. Mr. Chang is also currently the director of the Department of Planning of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Mr. Chang holds an MBA degree from Tamkang University in Taiwan.

Yih-Yu Lei is a director of our company since April 2017. Ms. Lei was a director and the chief operations officer of Gogoro Taiwan Ltd. where she was responsible for the company’s operations including all logistics, legal affairs, intellectual property management and strategy, human resources and its overall global business development, partnerships and expansion. Ms. Lei holds master's degrees in Laws from University of Pennsylvania and National Taiwan University.

Chin-Tsai Pan is a director of our company. Mr. Pan is currently a representative of the Member’s Convention of Chunghwa Telecom Workers Union and an engineer of our Southern Taiwan Business Group. Mr. Pan graduated from Kaohsiung Industrial High School.

JenRan Chen is currently an independent director of our company. Mr. Chen is currently the executive board director of Pixnet Digital Media Technology Co., Ltd., the largest social media in Taiwan, and has been invited to be an independent director and consultant for several IT companies and research institutes. He is the co-founder and ex-CEO of Yam, the very first Chinese search engine, and former president of Chinese Television System. Mr. Chen holds a master’s degree in Sociology from National Taiwan University.

Yu-Fen Lin is an independent director of our company since June 2017. She is also an independent director of Bank SinoPac. Ms. Lin is the co-founder and managing partner of Lex& Honor Law offices. She is a transactional attorney with a board practice in business planning, corporate compliance and finance transactions. She holds bachelor’s degrees of Laws and Arts from National Taiwan University.

Kuo-Long Wu is an independent director of our company. He is also an independent director of The Eslite Spectrum Co., ANZ Institutional Banking (Taiwan), and Sinyi Realty Inc. Mr. Wu is also currently the consultant of the National Information Infrastructure Enterprise Promotion Association. He was a board member of the Internet Corporation for Assigned Names and Numbers from 2010 to 2016. Mr. Wu holds a master’s degree in Computer Science from Columbia University.

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

Chung-Chin Lu is an independent director of our company since June 2018. Dr. Lu is a Professor in the Department of Electrical Engineering, National Tsing Hua University, Taiwan. He holds a Ph.D. degree in Electrical Engineering from the University of Southern California, U.S.A.

The following persons served as directors on our board during 2018 but are no longer serving with us due to retirement and/or replacement.

Yu Cheng was the chairman, chief executive officer and director of our company. He is also an independent director of Formosa Petrochemical Co., Ltd., Formosa Taffeta Co., Ltd. and Formosa Advanced Technologies Co., Ltd. Mr. Cheng assumed the role as a director of our company in August 2016. He was the former CEO of Contemporary Taiwan Development Foundation. He also served as the editor-in-chief of Commercial Times from 2009 to 2016, the chairman of Radio Taiwan International from 2006 to 2008, the president of Taiwan Television Enterprise Ltd. from 2002 to 2006, as well as the commissioner and vice chairman of Fair Trade Commission of Executive Yuan from 1995 to 2002. Mr. Cheng holds an MBA degree from National Chengchi University.

Shin-Yi Chang was a director of our company. Mr. Chang is also currently the director of the accounting department at the MOTC. He holds an MBA degree from National Taiwan University.

Chen-Yuan Chang was a director of our company. Mr. Chang is also currently the Director General of Taiwan Railways Administration of the MOTC. Mr. Chang holds a Ph.D. degree in department of Traffic and Transportation from the National Chiao Tung University.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of March 31, 2019. There is no family relationship among any of these persons.

Name	Age	Position
Shui-Yi Kuo	53	Chief financial officer and senior executive vice president
Kuo-Feng Lin	63	Senior executive vice president
Tian-Tsair Su	56	Senior executive vice president
Hong-Chan Ma	62	Senior executive vice president
Yuan-Kuang Tu	63	President of business group
Chau-Young Lin	56	President of business group
Li-Show Wu	60	President of business group
Ming-Shih Chen	63	President of business group
Hsueh-Lan Wu	60	President of business group
Rong-Syh Lin	53	President of business group
Wei-Kuo Hong	58	President of Telecommunication Training Institute

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

Kuo-Feng Lin is the senior executive vice president of technology since November 2016. Mr. Lin is also a director of Chunghwa Precision Test Tech. Co., Ltd. He was the president of our Mobile Business Group from May 2012 to November 2016. Prior to that, he served as the vice president of our Mobil Business Group from October 2009 to May 2012, and the president of Taipei Branch, Mobile Business Group from May 2007 to October 2009. Mr. Lin holds a bachelor’s degree in Electronic Engineering from Provincial Taipei Institute of Technology.

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

Hong-Chan Ma is the senior executive vice president of business since August 2018. Mr. Ma is also a director of CHIEF Telecom Inc. He was the president of our Data Communications Business Group from August 2015 to August 2018. Prior to that, he served as the vice president of our Marketing Department from September 2012 to August 2015, and the assistant vice president of our Marketing Department from January 2011 to September 2012. Mr. Ma holds a master’s degree in Management Science from National Chiao Tung University in Taiwan.

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

Li-Show Wu is the president of our Enterprise Business Group since January 2019. Ms. Wu was the chairman of Honghwa International Co., Ltd. from November 2017 to January 2019. Prior to that, she served as the senior executive vice president of administration from November 2016 to November 2017, and the vice president of our Marketing Department from August 2015 to November 2016. Ms. Wu holds a master’s degree in Applied Mathematics from National Chiao Tung University in Taiwan.

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

Hsueh-Lan Wu is the president of our International Business Group since November 2018. Ms. Wu was the vice president of our Enterprise Business Group from March 2018 to November 2018. Prior to that, she served as the vice president of our Marketing Department from November 2016 to March 2018, and the vice president of our Enterprise Business Group from November 2013 to November 2016. Ms. Wu holds a master’s degree in Information Management from National Taiwan University.

Rong-Syh Lin is the president of our Data Communications Business Group since November 2018. Dr. Lin was the president of our Telecommunication Laboratories from November 2017 to November 2018. Prior to that, he served as the vice president of our Telecommunication Laboratories from February 2017 to November 2017, and the vice president of our Information Technology Department from July 2016 to February 2017. Dr. Lin holds a Ph.D. degree in Information Engineering from National Chiao Tung University in Taiwan.

Wei-Kuo Hong is the president of our Telecommunication Training Institute since November 2018. Dr. Hong was the vice president of our Telecommunication Training Institute from May 2017 to November 2018. Prior to that, he served as the assistant vice president of our Investment Department from May 2012 to May 2017, and the senior director of our Corporate Planning Department from March 2007 to May 2012. Dr. Hong holds a Ph.D. degree in Industrial Administration from National Tsing Hua University in Taiwan.

The following person served as our executive officer during 2018 but is no longer serving with us due to resignation and retirement.

Yung-Fong Song was the senior executive vice president of investment. Mr. Song was the President of Chunghwa Investment Co., Ltd. from January 2017 to August 2017. Prior to that, he served as Chairman of CIMB Advisory Taiwan from October 2011 to June 2016. Mr. Song holds an MBA degree from University of Iowa.

Hsiu-Gu Huang was a senior executive vice president. Mr. Huang was the president of our Enterprise Business Group from November 2016 to November 2017. Prior to that, he served as the senior executive vice president of technology from May 2013 to November 2016, and the president of our Enterprise Business Group from September 2008 to May 2013. Mr. Huang holds a master’s degree in Management Science from National Chiao Tung University in Taiwan.

Chen-Huiung Tsai was the president of our Telecommunication Training Institute. Mr. Tsai was the vice president of our Human Resource Department from May 2014 to July 2017. Prior to that, he served as the vice president of our Administrative & Asset Management Department from November 2013 to May 2014, and the vice president of our Telecommunication Training Institute from September 2009 to November 2013. Mr. Tsai holds a bachelor’s degree in Law from National Taiwan University.

Chih-Cheng Chien was the president of our International Business Group. Dr. Chien was the vice president of our International Business Group from May 2012 to March 2017. Prior to that, he served as the vice president of our Data Communications Business Group from February 2011 to May 2012, and the vice president of our Customer Services Department from January 2007 to February 2011. Dr. Chien holds a Ph.D. degree in Engineering Technology from National Taiwan University of Science and Technology.

B. Compensation

The board of directors has set up a compensation committee to be responsible for drafting, approving and periodically reviewing the compensation proposals for the directors and managers. See “C. Board Practices” for a discussion of our compensation committee.

•

the chairman of our board of directors may receive a fixed monthly income of NT$353,376 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The chairman will not receive any additional compensation for his role as a director;

•

our president may receive a fixed monthly income of NT$345,524 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The president will not receive any additional compensation for his role as a director;

•

independent directors who concurrently serve in military, public office or hold teaching or administrative post may receive a fixed monthly compensation of NT$8,000, and those who do not concurrently serve in military or public office or hold teaching or administrative post may receive a monthly compensation of NT$60,000; and

•

directors who serve in military, public office or hold teaching or administrative post may receive a monthly compensation of NT$8,500, and those directors who do not serve in military and public office or hold teaching or administrative post may receive a monthly compensation of NT$30,000.

Our chairman and president to our board of directors, Chi-Mau Sheih and Yu Cheng (who served as our chairman and chief executive officer up to April 22, 2019), respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2016, 2017 and 2018 was NT$145,980,825, NT$142,259,543 and NT$131,525,410 (US$4,296,811.8), respectively. The aggregate amount of compensation in 2018 includes a NT$75,881,031 (US$2,478,962.1) salary payment for directors and executive officers, a NT$12,798,841 (US$418,126.1) pension payment for executive officers, a NT$38,215,538 (US$1,248,465.8) bonus accrued for directors and a NT$4,630,000 (US$151,257.8) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$40,750,052 (US$1,331,266.0) was paid directly to the MOTC in 2018 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors and senior management for the fiscal year ended December 31, 2018 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Directors
Below NT$2,000,000	Chen-Yuan Chang(1), Shin-Yi Chang(1), Mu-Han Wang, Wei-Ming Chang, Yi-Bing Lin, Yih-Yu Lei, Kuo-Long Wu, Lo-Yu Yen, Jen-Ran Chen, Yu-Fen Lin, Chung-Chin Lu, Chin-Tsai Pan(2)
NT$2,000,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	Yu Cheng(3), Chi-Mau Sheih(4)
Over NT$10,000,000	None
Total	14 people

(1)	This person has ceased to be a director of our company due to replacement prior to March 31, 2019.
(2)	As salary for serving as our employee.
(3)	As salary for serving as our chief executive officer. Mr. Cheng retired on April 22, 2019.
(4)	As salary for serving as our president.

Total Compensation	Senior Management
Below NT$2,000,000	None
NT$2,000,000 to NT$4,999,999

Shui-Yi Kuo, Kuo-Feng Lin, Yung-Fong Song(1)(5), Hong-Chan Ma, Tian-Tsair Su, Yuan-Kuang Tu, Chau-Young Lin, Hsiu-Gu Huang, Ming-Shih Chen, Chih-Cheng Chien(2), Hsueh-Lan Wu, Rong-Syh Lin, Wei-Kuo Hong

NT$5,000,000 to NT$9,999,999	Chi-Mau Sheih, Hui-Min Wang(3)(5), Chen-Huiung Tsai(4)(5)
Over NT$10,000,000	None
Total	16 people

(1)	This person has ceased to be a member of the senior management of our company due to resignation in October 2018.
(2)	This person has ceased to be a member of the senior management of our company due to replacement in November 2018.
(3)	This person has ceased to be a member of the senior management of our company due to retirement in February 2018.
(4)	This person has ceased to be a member of the senior management of our company due to retirement in June 2018.
(5)	Including retirement pension payment.

We accrued NT$6,266,152 (US$204,709) pension expense for executive officers mentioned above in 2018. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 28 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 12 directors, including five independent directors. All of our directors were elected on June 24, 2016, except for Mr. Chi-Mau Sheih, Mr. Chin-Tsai Pan, Dr. Mu-Han Wang, Mr. Wei-Ming Chang, Ms. Yih-Yu Lei and Mr. Yu-Lin Huang as they were reassigned as a juristic-person director by MOTC prior to March 31, 2019, and except for one independent director, Chung-Chin Lu, elected on June 15, 2018, due to the original one resigning in August 2017. The term is until June 23, 2019, for each current director. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

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

Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual, and was comprised of three independent directors. See “Item 16G. Corporate Governance—Audit Committee.” Starting from the date of the annual general meeting in June 2013, we have established a new audit committee that replaces our supervisors and our old audit committee in accordance with Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act and our Articles of Incorporation, and as a result, we simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC. Accordingly, our audit committee is currently composed of all independent directors, namely Kuo-Long Wu, Lo-Yu Yen, Jen-Ran Chen, Yu-Fen Lin and Chung-Chin Lu to be the members of the audit committee.

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

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee may be composed of five to nine directors. Currently, there are eight directors in the Committee. It is responsible for reviewing and advising on the budgets, financial forecasts, capital requirements, matters related to investments, business license matters, corporate reorganization, development plans and other major issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting.

The Article 14-6 of the ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e., FSC) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Accordingly, our compensation committee is composed of three independent directors (Jen-Ran Chen, Lo-Yu Yen and Yu-Fen Lin) and is responsible for drafting, assessing and periodically reviewing the compensation proposals for the directors and managers, and should submit its recommendations to the board of directors for discussion. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors and Audit Committee.”

In addition, our board of directors engages with management on information security/cybersecurity issues. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.”

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

D. Employees

As of December 31, 2018, we had 32,709 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2016 to 2018 on a consolidated basis.

	2016	2017	2018
Employees
Technical	15,760	16,010	15,760
Operations	15,417	15,468	15,096
Administrative	1,679	1,833	1,755
Total	32,856	33,311	32,611

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2016 to 2018.

	2016	2017	2018
Employees
Technical	13,195	13,078	12,759
Operations	8,191	8,120	8,096
Administrative(1)	1,277	1,271	1,279
Total	22,663	22,469	22,134
(1)	Included directors of Chunghwa Telecom Co., Ltd. in according with the ROC requirements.

As of December 31, 2018, 79.1% of our employees of Chunghwa Telecom Co., Ltd. had university, graduate or post-graduate degrees. To improve our operational efficiency by reducing personnel costs, we offered a number of voluntary retirement programs between June 1, 2000 and December 31, 2014, which resulted in a reduction of approximately 14,386 employees.

As of December 31, 2018, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 1.7% to 4.3% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2018, we distributed compensation to our employees of NT$1.5 billion (US$52.1 million).

E. Share Ownership

As of April 22, 2019, our directors and executive officers personally held an aggregate 342,325 shares of our common shares, representing around 0.004% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2019 by each of our directors and executive officers.

Name	Number	%
Chi-Mau Sheih	72,054	*
Mu-Han Wang	—	—
Yu-Lin Huang	—	—
Yi-Bing Lin	—	—
Wei-Ming Chang	—	—
Yih-Yu Lei	—	—
Chin-Tsai Pan	2,000	*
Jen-Ran Chen	—	—
Yu-Fen Lin	—	—
Kuo-Long Wu	—	—
Lo-Yu Yen	—	—
Chung-Chin Lu	—	—
Shui-Yi Kuo	—	—
Kuo-Feng Lin	42,771	*
Tian-Tsair Su	32,341	*
Hong-Chan Ma	—	—
Yuan-Kuang Tu	81,305	*
Chau-Young Lin	12,888	*
Li-Show Wu	32,964	*
Ming-Shih Chen	25,641	*
Hsueh-Lan Wu	—	—
Rong-Syh Lin	40,361	*
Wei-Kuo Hong	—	—

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

Our consolidated subsidiary, Senao, is publicly traded on the TWSE and resolved to grant the stock options plan for its employees to purchase common stock of Senao. As of December 31, 2016, 2017 and 2018, participants in Senao’s stock incentive plan had outstanding stock options to purchase 6.6 million, 5.9 million and 5.3 million common shares of Senao, respectively.

Senao, transferred treasury stock to specific employees in 2017 and 2018.

In 2015, 2017 and 2018, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2016, 2017 and 2018, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 1.9 million, 2.9 million and 1.9 million common shares of CHIEF.

CHIEF granted its employees the right to subscribe to new shares reserved for employees under cash injection in 2018.

In 2016 and 2017, CHPT, another consolidated subsidiary of ours, granted its employees the right to subscribe to new shares reserved for employees under cash injection.

See Note 34 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding share-based payment arrangements of Senao, CHIEF, and CHPT.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of March 31, 2019, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2016		As of March 31, 2017		As of March 31, 2018		As of March 31, 2019
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,123,092,684	40.11	3,086,749,684	39.79	3,248,754,663	41.88	3,268,238,684	42.13
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd(2)	140,228,184	1.81	5,596,184	0.07	328,014,184	4.23	543,451,184	7.01
Fubon Life Assurance Co., Ltd(2)	449,451,087	5.79	389,146,087	5.02	344,933,087	4.45	192,668,087	2.48

(1)	Includes shares held through the MOTC and other government-controlled entities.
(2)

The information as of July 19, 2015, July 23, 2016, July 25, 2017 and July 25, 2018, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of March 31, 2019, 30 record holders held 23,503,659 ADSs (each representing ten common shares), which represents approximately 3.0% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

On April 1, 2007, Chunghwa entered into an agreement with Senao making Senao the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, Senao also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in Senao’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2018, Senao received NT$6.6 billion (US$0.2 billion) from Chunghwa. Chunghwa also sells mobile handsets and data cards to Senao. For the year ended December 31, 2018, Chunghwa sold mobile handsets and data cards to Senao that amounted to NT$1.9 billion (US$0.1 billion).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$5.4 billion (US$0.2 billion) in 2018 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.3 billion (US$42.2 million) in 2018.

Chunghwa paid Taiwan International Standard Electronics approximately NT$1.0 billion (US$33.0 million) in 2018 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2014 to 2018. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2014	4.8564	37.7
Year ended December 31, 2015	5.4852	42.6
Year ended December 31, 2016	4.9419	38.3
Year ended December 31, 2017	4.7960	37.2
Year ended December 31, 2018(2)	4.4790	34.7

(1)	Cash dividend unless otherwise indicated.
(2)

Dividends for 2018, which are calculated based on Taiwan IFRSs, were approved by the board of directors in March 2019 and are expected to be declared at our annual general stockholders’ meeting scheduled on June 21, 2019. Our payout ratio was 97.9% in 2018 after the adjustment of unappropriated earnings.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our common shares. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares. The closing price for our common shares on the TWSE on April 19, 2019 was NT$109.50 per share.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs. The closing price for our ADSs on the NYSE on April 18, 2019 was US$35.40 per ADS. Each of our ADSs represents the right to receive ten shares.

As of April 19, 2019, a total of 23,121,788 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our Articles of Incorporation, includes (i) telecommunications Enterprise Type 1 and Type 2 businesses pursuant to the Telecommunications Act of the ROC, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) engineering and operation of information software and information process service businesses, (v) apparatus and electric appliance installation and construction business, (vi) television program production, distribution and commercial business, (vii) broadcasting program distribution and commercial business, (viii) the third party payment business, (ix) water pipe construction business, (x) machinery and equipment manufacturing business, (xi) traffic signal installation and construction, and traffic labels construction business, (xii) medical device wholesale and retail business, and (xiii) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

General

Under our Articles of Incorporation, our authorized capital was NT$120,000,000,000 divided into 12,000,000,000 common shares, with a par value of NT$10 per share. We have set aside 200,000,000 common shares from the aforementioned common shares for the exercise of any future issuances of stock warrants, preferred shares with warrants, and bonds with warrants. Our paid-in capital is NT$77,574,465,450 divided into 7,757,446,545 common shares. We currently do not have any other equity in the form of preferred shares, bonds or otherwise outstanding as of the date of this annual report.

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2018. The remainder of our outstanding shares is held by public stockholders and other investors.

Directors and Audit Committee

Our Articles of Incorporation provide for a board of directors consisting of seven to fifteen directors, and one-fifth of these directors shall be professionals of domain knowledge. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” Pursuant to Article 14-4 of the ROC Securities and Exchange Act, for a company that has established an audit committee, unless otherwise provided for by law, the provisions regarding supervisors in the ROC Securities and Exchange Act, the ROC Company Act, and other laws and regulations shall apply mutatis mutandis to the audit committee.

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

If our board of directors decides, by resolution, to commit any act in violation of any law or our Articles of Incorporation, any of our independent directors or any stockholder who has continuously held our shares for a period of one year or longer may request our board of directors to discontinue such act. One or more stockholders who have held 1% or more of the total number of our outstanding shares for six months or a longer time may send a written request to require an independent director to bring an action on our behalf against a director for losses suffered by us as a result of unlawful actions. In addition, if our stockholders’ meeting resolves to institute an action against a director, we shall, within 30 days from the date of such resolution, institute the action. In case of a lawsuit between us and a director, an independent director shall act on our behalf, unless otherwise provided by law; and our stockholders meeting may also appoint some other person to act on our behalf in a lawsuit.

According to the ROC Company Act, our board of directors owes fiduciary duty to us. Our directors are liable for the damages to be sustained by us if they breach their fiduciary duty. In addition, a director, his or her spouse, a blood relative within the second degree of kinship, or any company which has a controlling or subordinate relation with him or her, has a personal interest in a matter to be discussed at the meeting of the board of directors, and the director shall specify such conflict; if the conflict may cause damages to the company, the director shall abstain from voting on the matter, and shall not serve as a proxy and vote on behalf of another director.

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

Meetings of Stockholders

Pursuant to the ROC Securities and Exchange Act, as a listed company, we must hold a general shareholders’ meeting within six months after the end of each fiscal year and may not seek any extension for such meeting. These meetings are generally held in New Taipei City, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors, or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the issued shares continuously for one year or longer, or, according to the new amendments of the ROC Company Act, taking effect on November 1, 2018, by the stockholders who have held over 50% of the issued shares continuously for three months or longer. Stockholders’ meetings may also be convened by an independent director. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more of the total number of our outstanding shares are entitled to submit, during the period of time prescribed by us no less than ten days, one proposal each year for consideration at our annual general stockholders’ meeting in accordance with the ROC Company Act.

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

A stockholder may be represented at a general or special meeting by proxy if a valid proxy form, which is printed by the company, is delivered to us five days before the commencement of the general or special stockholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Bureau of the FSC, where one person is appointed as proxy by two or more stockholders who together hold more than 3% of the total issued common shares, the votes of those stockholders in excess of 3% of the outstanding common shares shall not be counted. Alternatively, if the stockholder would like to exercise its voting right at a general or special meeting but cannot be present at the meeting in person, we have set up an electronic voting mechanism for such stockholder to exercise voting right. The stockholder is not allowed to exercise voting right through electronic voting mechanism if such stockholder fails to revoke the granted proxy (if any) at least two days prior to the general or special meeting.

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

Other Rights of Stockholders

Under the ROC Company Act and the Business Mergers and Acquisitions Act, dissenting stockholders are entitled to appraisal rights in certain major corporate actions, such as a planned transfer of the whole or part of the business or a proposed merger by us. A dissenting stockholder may request us to purchase back all of the shares owned by the stockholder at a fair price determined by mutual agreement or determined by the court if a mutual agreement cannot be reached. For example, if we propose to split up or to consolidate or merge with another company, stockholders may exercise their appraisal rights by serving a written notice or raising his objection verbally with a record prior to or during the related stockholders’ meeting. Moreover, a stockholder has the right to file a petition in the court for annulment of any resolution adopted at a stockholders’ meeting where the procedures for convening the stockholders’ meeting or the method of adopting the resolutions at the meeting is contrary to law or our Articles of Incorporation.

We have adopted a nomination procedure for election of directors as stipulated in the ROC Company Act which provides that stockholders holding 1% or more of our total issued shares may submit to us a list of candidates for directors, including independent directors, along with relevant information and supporting documents.

Register of Stockholders and Record Dates

Our share registrar, Yuanta Securities Co., Ltd., maintains our register of stockholders at its offices in Taipei City, Taiwan. Under the ROC Company Act, we may, by giving advance public notice, set a record date and close the register of stockholders for a specified period in order for us to determine the stockholders or pledgees that are entitled to rights pertaining to the common shares. The specified period starting from such record date (to determine the entitled stockholders or pledgees) required is as follows:

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

In addition, under the ROC Securities and Exchange Act, a company whose shares are listed on the TWSE or traded on the Taipei Exchange (formerly known as Gre Tai Securities Market) may, pursuant to a board resolution adopted by a majority consent at a meeting attended by more than two-thirds of the directors and pursuant to the procedures prescribed by the Securities and Futures Bureau of the FSC, purchase its shares for the following purposes on the TWSE, the Taipei Exchange or by a tender offer:

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

The shares purchased by us shall not be pledged or hypothecated. In addition, we may not exercise any stockholders’ rights attaching to these shares. Under the ROC Company Act, we may transfer the treasury stock to our employees and impose transfer restrictions on the shares up to two years.

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

These restrictions do not apply to block trading, auction sale, purchase by auction, after-hours trading and sales or transfers of our ADSs. However, these restrictions will apply to sales of common shares upon withdrawal.

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

On September 30, 2003 and June 15, 2004, the Securities and Futures Bureau issued amendments to the “Guideline Governing Investment in Securities by Overseas Chinese and Foreign Nationals” and relevant regulations, in which the Securities and Futures Bureau lifted certain restrictions and simplified the procedures required for foreign investments in Taiwan’s securities market. The amendment focuses mainly on the following aspects:

•

The concept of “qualified foreign institutional investors” no longer exists. Foreign investors are reclassified as “off-shore foreign institutional investors,” “on-shore foreign institutional investors,” “off-shore general foreign investors,” and “on-shore general foreign investors” based on whether they are institutions or natural persons, and whether they have presences in Taiwan.

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

Currently, subject to the specific restriction imposed by relevant regulations, the off-shore foreign institutional investors may invest in the Taiwan securities market without any amount of restriction. However, a ceiling will be separately determined by the Securities and Futures Bureau after consultation with the Central Bank of the ROC (Taiwan) for investment by offshore overseas Chinese and foreign individual investors.

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

If you are an offshore foreign institutional investor holding the depositary receipts, you must register with the TWSE as a foreign investor before you will be permitted to withdraw the shares represented by the depositary receipts. In addition to obtaining registration with the TWSE, you must also (i) appoint a qualified local agent to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise stockholders’ rights and perform other functions as holders of ADSs may designate, (ii) appoint a custodian bank to hold the securities and cash proceeds, confirm transactions, settle trades and report and declare other relevant information; and (iii) appoint a tax guarantor as guarantor for the full compliance of the withdrawing depositary receipt holder’s tax filing and payment obligations in the ROC. A depositary receipt holder not registered as a foreign investor with the TWSE, or not has made the necessary appointments as outlined above, will be unable to hold or subsequently transfer the shares withdrawn from the depositary receipt facility.

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
•

a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishments in Taiwan.

You should also consult your tax advisors concerning the tax consequences of owning ADSs and common shares in the ROC and any other relevant taxing jurisdiction to which they are subject.

Dividends

Dividends declared by us out of our retained earnings and distributed to you are subject to ROC withholding tax, currently at the rate of 21%, pursuant to the amendment to the Standards of Withholding Rates for Various Incomes promulgated by the Ministry of Finance of the ROC effective from January 1, 2018, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% ROC unappropriated earnings tax paid by us on our undistributed after-tax earnings, if any, may provide a credit of up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 21% ROC withholding tax imposed on these distributions. The allowed tax credit is 50% of the unappropriated earnings tax paid by us.

According to the amendment to the Income Tax Law, the rate of the ROC unappropriated earnings tax is adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018 and the allowed tax credit (against our earnings generated since January 1, 2018) is canceled. Such amendment will apply to our annual tax filings made starting from January 1, 2019.

Share or cash dividends paid by us out of our capital surplus which are derived from the issuance of shares at a premium are not subject to ROC withholding tax. According to the rulings of Ref. Tai-Tsai-Hsuei-Tzi-09504509440 issued by the Ministry of Finance of the ROC, if a company reduces its share capital and redeems for cash its outstanding common shares issued to the company’s stockholders by capitalization of capital surplus, those premiums under the capitalized capital surplus derived from re-evaluation of assets, sale of lands and/or merger with other enterprises shall be deemed as the gain in the stockholders’ capital investment, and shall be deemed as stockholders’ dividend income (or investment revenue) and be subject to ROC income tax.

As the legal reserve is set-aside from company’s profit earnings (after tax) in accordance with Article 237 of the ROC Company Act, receipt of distribution of legal reserve shall be deemed as stockholders’ dividend income (or investment revenue) and be subject to ROC income tax collected by way of withholding at the time of distribution, currently at the rate of 21%, unless a lower withholding rate is provided under a tax treaty between the ROC and the jurisdiction where the non-ROC stockholder is a resident.

Capital Gains

Gains from the sale of property in the ROC are generally subject to ROC income tax. Effective January 1, 2016, capital gain on the sale of common shares, including common shares withdrawn from the ADS facility, received by a non-resident individual or non-resident entity is no longer subject to the capital gain tax and is further exempted from alternative minimum tax, or the AMT.

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

Tax Treaty

The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand, Eswatini, Luxembourg, Kiribati, Austria, Italy, Japan, Canada and Poland, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Unappropriated Earnings Tax

Under the ROC Income Tax Act, a 10% unappropriated earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The unappropriated earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, up to a maximum amount of 10% of the declared dividends may be credited against the 21% withholding tax imposed on the non-resident holders of its shares. The allowed tax credit is to 50% of the unappropriated earnings tax paid by us.

According to the amendment to the Income Tax Law, the rate of the ROC unappropriated earnings tax is adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018 and the allowed tax credit (against our earnings generated since January 1, 2018) is canceled. Such amendment will apply to our annual tax filings made starting from January 1, 2019.

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

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it is also based in part on representations made by the depositary and assumes that the deposit agreement and any related agreement will be performed in accordance with their terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences or the Medicare tax on net investment income). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;
•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;
•	a financial institution or an insurance company;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt organization;
•	a person liable for alternative minimum tax;
•	a person holding shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;
•	a person required to accelerate the recognition of any item of gross income with respect to our shares or ADSs as a result of such income being recognized on an applicable financial statement;
•	a person owning, actually or constructively, 10% or more of our stock (by vote or value);
•	a partnership or other pass-through entity for U.S. federal income tax purposes; or
•	a person whose “functional currency” is not the U.S. dollar.

We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary. If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisor.

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

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation, provided that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Under current U.S. Treasury Department guidance, our ADSs, which are listed on the NYSE, but not our shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years, or that our shares will be readily tradable on an established securities market in any given year. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

holder that has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2018, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our shares or ADSs and the proceeds from the sale, exchange or other disposition of our shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, we are routinely subject to a variety of risks, including market risk associated with interest rate movements, currency rate movements on non-NT dollar-denominated assets and liabilities and equity price movements on our portfolio of equity securities.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2018 would have increased or decreased by NT$18.7 million (US$0.6 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2018, our cash and cash equivalents amounted to NT$27.6 billion (US$0.9 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) investment denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2018 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	EUR$/NT$	2019.03-06	EUR$5 million/NT$193 million
Forward exchange contracts-Buy	US$/NT$	2019.01	US$2 million/NT$62 million
Forward exchange contracts-Buy	EUR$/NT$	2019.03	EUR$5 million/NT$172 million

Note 38 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of holding other company’s equity, and we manage our investment portfolio in accordance with our internal policies and procedures.

The table below presents the carrying amount and accumulated unrealized gain or loss for our financial assets at fair value through profit or loss, or FVTPL, and financial assets at fair value through other comprehensive income, or FVTOCI, as of December 31, 2018.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Financial assets at FVTPL
Non-listed stocks	517	—	25
Financial assets at FVTOCI
Equity investment	6,933	1,036	507

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our profit before tax and other comprehensive income before tax for the year ended December 31, 2018 would have increased or decreased by NT$26 million (US$0.8 million) and NT$347 million (US$11.3 million) as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVTOCI, respectively. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

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

The fees and charges ADS holders may be required to pay may vary overtime and may be changed by us and by the depositary. ADS holders will receive prior notice of such changes.

Payments by Depositary

In 2018, we received US$0.5 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2018 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2018, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated April 29, 2019, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph  regarding the Company’s change in methods of accounting for financial instruments and revenue from contracts with customers in 2018 due to the adoption of IFRS 9 and IFRS 15.

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

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 29, 2019

Changes in Internal Control Over Financial Reporting

Beginning January 1, 2018, we adopted the new revenue standard and implemented significant new revenue accounting systems, processes and internal controls over revenue recognition to assist us in the application of the new revenue standard. Other than as discussed above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, managers and employees, including our chief executive officer and chief financial officer. We have posted a copy of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at https://www.cht.com.tw/en/home/cht/about-cht/corporate-governance/other-bylaws.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	Year Ended December 31
	2017	2018
	NT$	NT$	US$
	(in millions)
Audit fees(1)	38.2	39.4	1.3
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issuance of agreed-upon procedures letters.

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

Director Independence. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a majority of independent directors on the board of directors. The ROC Securities Exchange Act requires the independent directors of a public company to comprise of no less than two persons and one-fifth of the total number of directors. We currently have five independent directors on our thirteen-member board of directors. We follow the standards regulated under the ROC Securities Exchange Act and by the FSC for determining director independence, which are comparable to the standards imposed by the NYSE.

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

Audit Committee. On April 1, 2003, the SEC adopted final rules relating to the audit committee requirements. Foreign private issuers listed on the NYSE were required to comply with the related NYSE corporate governance rules by July 31, 2005. Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual. According to the NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE, the board must review the status of any audit member that serves on more than three audit committees. There is no such requirement under the ROC law, which allows a person to serve as an independent director on up to four public companies in the ROC.

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

Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices. The ROC Company Act requires that directors shall be elected by stockholders. Our Articles of Incorporation requires us, beginning in the fifth commencement, to establish at least three independent directors in the number of directors. The elections for directors shall proceed with the candidate nomination mechanism; the stockholders shall elect the directors from among the nominees listed in the roster of director candidates. Stockholders holding 1% or more of our outstanding shares are entitled to nominate candidates of directors in writing to us. The numbers of candidates nominated by stockholders shall not exceed the numbers of directors to be elected; neither the numbers of candidates nominated by the Board. Elections for independent and non-independent directors shall proceed concurrently, and the number of elected independent and non-independent directors shall be calculated separately.

Non-foreign private issuers listed on the NYSE are also required to adopt and disclose corporate governance guidelines. We currently comply with the ROC Non-Binding Corporate Governance Best Practice Principles for TWSE/Taipei Exchange Listed Companies promulgated by the TWSE, or Best Practice Principles, and we explain differences between our practice and the principles, if any, in our ROC annual report.

Compensation Committee. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a compensation committee, composed entirely of independent directors. The Article 14-6 of the ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e., FSC) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for description of our compliance.

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

CEO Certification to the NYSE. The NYSE listing standards require the CEO of companies to certify compliance with NYSE corporate governance standards annually. ROC law does not contain such requirement. In this regard, we only follow the ROC corporate governance requirement which does not require CEO annual certification. However, our CEO and CFO are required to certify in the 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operations of our company.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1*	Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on June 15, 2018.

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

CHUNGHWA TELECOM CO., LTD.

By:	/s/ CHI-MAU SHEIH
	Name:	Chi-Mau Sheih
	Title:	Chairman and Chief Executive Officer

Date: April 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Taiwan.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2019 , expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for financial instruments and revenue from contracts with customers in 2018 due to the adoption of IFRS 9 and IFRS 15.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Republic of China

April 29, 2019

We have served as the Company's auditor since 1998.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 and 2018

(In Millions of New Taiwan or U.S. Dollars)

		2017	2018
ASSETS	Notes	NT$	NT$	US$ (Note 6)
CURRENT ASSETS
Cash and cash equivalents	3, 7	$28,825	$27,645	$903
Hedging financial assets	3, 5, 21	—	1	—
Contract assets	3, 5, 30	—	4,869	159
Trade notes and accounts receivable, net	3, 4, 5, 11, 30	31,941	30,076	983
Receivables from related parties	40	49	24	1
Inventories	3, 4, 5, 12, 41	8,840	15,121	494
Prepayments	5, 13, 40	2,188	1,873	61
Other current monetary assets	14, 28	5,308	9,504	310
Other current assets	5, 20, 32, 41	2,183	2,576	84
Total current assets		79,334	91,689	2,995
NONCURRENT ASSETS
Financial assets at fair value through profit or loss	3, 4, 5, 8	—	517	17
Financial assets at fair value through other comprehensive income	3, 4, 5, 9	—	6,933	226
Available-for-sale financial assets	3, 5, 10	5,751	—	—
Investments accounted for using equity method	3, 16	2,326	2,732	89
Contract assets	3, 5, 30	—	2,344	77
Property, plant and equipment	3, 4, 17, 40, 41	288,708	288,914	9,439
Investment properties	3, 4, 18	8,048	8,287	271
Intangible assets	3, 4, 19	54,883	50,944	1,664
Deferred income tax assets	3, 32	2,730	3,554	116
Incremental costs of obtaining a contract	3, 5, 30	—	1,335	44
Net defined benefit assets	3, 4, 28	13	1,164	38
Prepayments	13, 40	3,573	3,463	113
Other noncurrent assets	20, 41	5,536	5,180	169
Total noncurrent assets		371,568	375,367	12,263
TOTAL		$450,902	$467,056	$15,258

(continued)

		2017	2018
LIABILITIES AND EQUITY	Notes	NT$	NT$	US$ (Note 6)
CURRENT LIABILITIES
Short-term loans	22	$70	$100	$3
Financial liabilities at fair value through profit or loss	3, 5, 8	1	1	—
Hedging derivative financial liabilities	3, 5, 21	1	—	—
Contract liabilities	3, 5, 27, 30	—	10,688	349
Trade notes and accounts payable	24	19,396	20,465	669
Payables to related parties	40	684	918	30
Current tax liabilities	3, 5, 32	8,674	6,221	203
Other payables	25	25,001	23,315	762
Provisions	3, 5, 26	189	128	4
Advance receipts	3, 5, 27	8,842	—	—
Other current liabilities	5	1,081	1,382	45
Total current liabilities		63,939	63,218	2,065
NONCURRENT LIABILITIES
Contract liabilities	3, 5, 27, 30	—	2,595	85
Long-term loans	23, 41	1,600	1,600	52
Deferred income tax liabilities	3, 5, 32	1,430	1,992	65
Provisions	3, 26	78	79	3
Customers’ deposits	40	4,671	4,716	154
Net defined benefit liabilities	3, 4, 28	2,704	3,534	115
Deferred revenue	3, 5	3,612	—	—
Other noncurrent liabilities	5	3,458	4,793	157
Total noncurrent liabilities		17,553	19,309	631
Total liabilities		81,492	82,527	2,696
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,534
Additional paid-in capital		148,091	149,762	4,893
Retained earnings
Legal reserve		77,574	77,574	2,534
Special reserve		2,681	2,676	87
Unappropriated earnings		54,633	66,626	2,177
Total retained earnings		134,888	146,876	4,798
Other adjustments		383	460	15
Total equity attributable to stockholders of the parent	5, 15, 29	360,936	374,672	12,240
NONCONTROLLING INTERESTS	5, 15, 29	8,474	9,857	322
Total equity		369,410	384,529	12,562
TOTAL		$450,902	$467,056	$15,258

(concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2016	2017	2018
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	3, 5, 30, 40, 44	$229,991	$227,514	$215,483	$7,040
OPERATING COSTS	3, 5, 12, 28, 30, 31, 40, 44	147,552	146,837	139,545	4,559
GROSS PROFIT		82,439	80,677	75,938	2,481
OPERATING EXPENSES
Marketing		25,516	25,357	23,170	757
General and administrative		4,537	4,626	4,589	150
Research and development		3,785	3,886	3,725	122
Expected credit loss		—	—	920	30
Total operating expenses	3, 5, 28, 31, 40, 44	33,838	33,869	32,404	1,059
OTHER INCOME AND EXPENSES	18, 19, 31, 44	(496)	(105)	110	4
INCOME FROM OPERATIONS		48,105	46,703	43,644	1,426
NON-OPERATING INCOME AND EXPENSES
Interest income	44	189	205	197	7
Other income	9, 31, 40	1,072	836	700	23
Other gains and losses	31, 38, 40	(448)	(132)	(46)	(2)
Interest expenses	44	(20)	(22)	(18)	(1)
Share of the profits of associates and joint ventures accounted for using equity method	16, 44	515	419	509	17
Total non-operating income and expenses		1,308	1,306	1,342	44
INCOME BEFORE INCOME TAX		49,413	48,009	44,986	1,470
INCOME TAX EXPENSE	3, 5, 32	7,787	7,849	6,405	210
NET INCOME		41,626	40,160	38,581	1,260
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	28	(2,043)	(2,024)	(1,215)	(40)
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	3, 38	—	—	(346)	(11)
Gain or loss on hedging instruments subject to basis adjustment	3, 21	—	—	2	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures	16	(44)	1	2	—
Income tax benefit relating to items that will not be reclassified to profit or loss	32	347	344	450	15
		(1,740)	(1,679)	(1,107)	(36)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2016	2017	2018
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$(170)	$(229)	$90	$3
Unrealized gain or loss on available-for- sale financial assets	31	(144)	605	—	—
Cash flow hedges	21, 31	(1)	(1)	—	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	16	(3)	(5)	3	—
Income tax benefit relating to items that may be reclassified subsequently	32	2	3	—	—
		(316)	373	93	3
Total other comprehensive loss, net of income tax		(2,056)	(1,306)	(1,014)	(33)
TOTAL COMPREHENSIVE INCOME		$39,570	$38,854	$37,567	$1,227
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$40,485	$38,988	$37,557	$1,227
Noncontrolling interests		1,141	1,172	1,024	33
		$41,626	$40,160	$38,581	$1,260
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$38,486	$37,705	$36,552	$1,194
Noncontrolling interests		1,084	1,149	1,015	33
		$39,570	$38,854	$37,567	$1,227
EARNINGS PER SHARE	5, 33
Basic		$5.22	$5.03	$4.84	$0.16
Diluted		$5.21	$5.02	$4.83	$0.16
EARNINGS PER EQUIVALENT ADS
Basic		$52.19	$50.26	$48.41	$1.58
Diluted		$52.11	$50.19	$48.35	$1.58

The accompanying notes are an integral part of the consolidated financial statements	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
			Retained Earnings				Other Adjustments
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Available- for-sale Financial Assets	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Cash Flow Hedges	Gain or Loss on Hedging Instruments	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$		NT$		NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2016	$77,574	$146,733	$77,574	$2,676	$59,448	$139,698	$177	$91	$—	$1	$—	$269	$364,274	$5,065	$369,339
Appropriation of 2015 earnings
Cash dividends paid by Chunghwa	—	—	—	—	(42,551)	(42,551)	—	—	—	—	—	—	(42,551)	—	(42,551)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Partial disposal of interests in subsidiaries	—	58	—	—	—	—	—	—	—	—	—	—	58	25	83
Change in additional paid-in capital for not participating proportionately in the capital increase of a subsidiary	—	389	—	—	—	—	—	—	—	—	—	—	389	786	1,175
Net income for the year ended December 31, 2016	—	—	—	—	40,485	40,485	—	—	—	—	—	—	40,485	1,141	41,626
Other comprehensive loss for the year ended December 31, 2016	—	—	—	—	(1,725)	(1,725)	(131)	(142)	—	(1)	—	(274)	(1,999)	(57)	(2,056)
Total comprehensive income (loss) for the year ended December 31, 2016	—	—	—	—	38,760	38,760	(131)	(142)	—	(1)	—	(274)	38,486	1,084	39,570
Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	17	17
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—		—		—	—	5	5
BALANCE, DECEMBER 31, 2016	77,574	147,180	77,574	2,676	55,657	135,907	46	(51)	—	—	—	(5)	360,656	6,272	366,928
Appropriation of 2016 earnings
Provision for special reserve	—	—	—	5	(5)	—	—	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(38,336)	(38,336)	—	—	—	—	—	—	(38,336)	—	(38,336)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(942)	(942)
Unclaimed dividend	—	3	—	—	—	—	—	—	—	—	—	—	3	—	3
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	77	—	—	—	—	—	—	—	—	—	—	77	29	106
Change in additional paid-in capital for not participating proportionately in the capital increase of subsidiaries	—	802	—	—	—	—	—	—		—		—	802	1,750	2,552
Other changes in additional paid-in capital of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2017	—	—	—	—	38,988	38,988	—	—	—	—	—	—	38,988	1,172	40,160
Other comprehensive income (loss) for the year ended December 31, 2017	—	—	—	—	(1,671)	(1,671)	(220)	609	—	(1)	—	388	(1,283)	(23)	(1,306)
Total comprehensive income (loss) for the year ended December 31, 2017	—	—	—	—	37,317	37,317	(220)	609	—	(1)	—	388	37,705	1,149	38,854
Share-based payment transactions of subsidiaries	—	2	—	—	—	—	—	—	—	—	—	—	2	20	22
Net increase in noncontrolling interests	—	27	—	—	—	—	—	—	—	—	—	—	27	196	223
BALANCE, DECEMBER 31, 2017	77,574	148,091	77,574	2,681	54,633	134,888	(174)	558	—	(1)	—	383	360,936	8,474	369,410
Effect of retrospective application (Note 5)	—	—	—	—	12,393	12,393	—	(558)	883	1	(1)	325	12,718	(4)	12,714
BALANCE, JANUARY 1, 2018 AS ADJUSTED	77,574	148,091	77,574	2,681	67,026	147,281	(174)	—	883	—	(1)	708	373,654	8,470	382,124
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5)	5	—	—	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(37,205)	(37,205)	—	—	—	—	—	—	(37,205)	—	(37,205)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(958)	(958)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	—	—	2	—	2
Partial disposal of interests in subsidiaries	—	826	—	—	—	—	—	—	—	—	—	—	826	349	1,175
Change in additional paid-in capital for not participating proportionately in the capital increase of a subsidiary	—	777	—	—	—	—	—	—	—	—	—	—	777	700	1,477
Net income for the year ended December 31, 2018	—	—	—	—	37,557	37,557	—	—	—	—	—	—	37,557	1,024	38,581
Other comprehensive income (loss) for the year ended December 31, 2018	—	—	—	—	(757)	(757)	95	—	(345)	—	2	(248)	(1,005)	(9)	(1,014)
Total comprehensive income (loss) for the year ended December 31, 2018	—	—	—	—	36,800	36,800	95	—	(345)	—	2	(248)	36,552	1,015	37,567
Share-based payment transactions of subsidiaries	—	11	—	—	—	—	—	—		—		—	11	42	53
Net increase in noncontrolling interests	—	55	—	—	—	—	—	—		—		—	55	239	294
BALANCE, DECEMBER 31, 2018	$77,574	$149,762	$77,574	$2,676	$66,626	$146,876	$(79)	$—	$538	$—	$1	$460	$374,672	$9,857	$384,529
BALANCE, DECEMBER 31, 2018 (IN MILLIONS OF US$ - Note 6)	$2,534	$4,893	$2,534	$87	$2,177	$4,798	$(3)	$—	$18	$—	$—	$15	$12,240	$322	$12,562

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Millions of New Taiwan or U.S. Dollars)

	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$49,413	$48,009	$44,986	$1,470
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	29,106	28,164	27,482	898
Amortization	3,379	3,766	4,386	143
Amortization of incremental costs of obtaining contracts	—	—	1,941	63
Expected credit loss	—	—	920	30
Provision for doubtful accounts	941	643	—	—
Interest expenses	20	22	18	1
Interest income	(189)	(205)	(197)	(7)
Dividend income	(391)	(328)	(396)	(13)
Compensation cost of share-based payment transactions	17	22	17	1
Share of profits of associates and joint ventures accounted for using equity method	(515)	(419)	(509)	(17)
Loss (gain) on disposal of property, plant and equipment	48	107	(142)	(5)
Property, plant and equipment transferred to expenses	—	3	—	—
Loss on disposal of intangible assets	—	—	—	—
Gain on disposal of financial instruments	—	(3)	(6)	—
Loss on disposal of investments accounted for using equity method	2	—	—	—
Impairment loss on available-for-sale financial assets	577	—	—	—
Provision for inventory and obsolescence	192	52	365	12
Impairment loss on property, plant and equipment	596	—	—	—
Reversal of impairment loss on investment properties	(148)	(11)	(19)	(1)
Impairment loss on intangible assets	—	9	51	2
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	1	(1)	21	1
Loss (gain) on foreign exchange, net	(80)	83	(17)	(1)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	—	—	—
Financial assets mandatorily measured at fair value through profit or loss	—	—	63	2
Contract assets	—	—	2,751	90
Trade notes and accounts receivable	(4,613)	(1,191)	1,354	44
Receivables from related parties	28	(36)	25	1
Inventories	1,166	(1,469)	(6,778)	(221)
Prepayments	62	458	418	14
Other current monetary assets	(242)	(81)	(173)	(6)
Other current assets	214	(61)	(261)	(9)
Incremental cost of obtaining a contract	—	—	(802)	(26)
Increase (decrease) in:
Contract liabilities	—	—	2,653	87
Trade notes and accounts payable	2,497	587	1,065	35
Payables to related parties	151	(78)	234	8
Other payables	(76)	(691)	(1,089)	(36)
Provisions	(63)	82	27	1
Advance receipts	504	(728)	—	—
Other operating liabilities	7	(76)	422	14
Deferred revenue	(70)	66	—	—
Net defined benefit plans	(8,539)	49	(1,535)	(50)
Cash generated from operations	73,995	76,744	77,275	2,525
Interest paid	(20)	(22)	(18)	(1)
Income tax paid	(9,023)	(5,790)	(10,891)	(356)
Net cash provided by operating activities	64,952	70,932	66,366	2,168

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Millions of New Taiwan or U.S. Dollars)

	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$—	$—	$(290)	$(10)
Proceeds from return of financial assets at fair value through other comprehensive income	—	—	7	—
Acquisition of available-for-sale financial assets	(53)	(400)	—	—
Proceeds from disposal of available-for-sale financial assets	39	9	—	—
Proceeds from capital reduction of available-for-sale financial assets	37	12	—	—
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(4,119)	(6,231)	(9,720)	(318)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	2,834	5,650	5,655	185
Proceeds from disposal of held-to-maturity financial assets	1,875	2,140	—	—
Acquisition of investments accounted for using equity method	(30)	—	(205)	(7)
Proceeds from disposal of investments accounted for using equity method	182	—	3	—
Proceeds from capital reduction of investments accounted for using equity method	—	—	19	1
Acquisition of property, plant and equipment	(23,517)	(26,875)	(28,550)	(933)
Proceeds from disposal of property, plant and equipment	44	159	264	9
Acquisition of intangible assets	(282)	(11,305)	(498)	(16)
Acquisition of investment properties	—	—	(6)	—
Increase in other noncurrent assets	63	(788)	(80)	(3)
Interest received	198	233	187	6
Cash dividends received	1,066	675	600	20
Net cash used in investing activities	(21,663)	(36,721)	(32,614)	(1,066)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(In Millions of New Taiwan or U.S. Dollars)

	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	$1,415	$6,952	$360	$12
Repayment of short-term loans	(1,387)	(7,020)	(330)	(11)
Repayment of long-term loans	(150)	—	—	—
Increase (decrease) in customers’ deposits	(294)	(111)	31	1
Increase (decrease) in other noncurrent liabilities	(104)	(37)	84	3
Cash dividends paid	(42,551)	(38,336)	(37,205)	(1,215)
Partial disposal of interests in subsidiaries without losing control	83	106	1,175	38
Cash dividends distributed to noncontrolling interests	(710)	(942)	(958)	(31)
Change in other noncontrolling interests	1,180	2,777	1,806	59
Unclaimed dividend	—	3	2	—
Net cash used in financing activities	(42,518)	(36,608)	(35,035)	(1,144)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	58	122	103	3
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	829	(2,275)	(1,180)	(39)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	30,271	31,100	28,825	942
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$31,100	$28,825	$27,645	$903

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

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on April 22, 2019.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company initial applied IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” on January 1, 2018, and elected not to reflect the figures on a retrospective basis in comparative periods.  Different accounting policies for each accounting period as a result of the application of new accounting standards are listed by year separately.

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

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2017	2018	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	29	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	67	57	b)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	c)

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2017	2018	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	80	d)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	—	—	e)
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	93	f)
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	g)
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”)	Development of real estate	—	60	h)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49
Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	-	i)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	38	34	j)
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	—	—	k)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2017	2018	Note
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100	l)
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	100	—	m)
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100	n)
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	—	o)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100

(Concluded)

a)

SENAO transferred its treasury stock to employees in June 2018 and the Company’s ownership interest in SENAO decreased to 28.18% as of December 31, 2018.  As Chunghwa controls five out of nine seats of the Board of Directors of SENAO through the support of large beneficial stockholders, the accounts of SENAO are included in the consolidated financial statements.

b)

Chunghwa and CHI disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements.  The Company’s equity ownership of CHIEF decreased to 70.43% as of December 31, 2017.  CHIEF issued new shares in March and November 2018 as its employees exercised their options.  In addition, Chunghwa and CHI disposed some shares of CHIEF in May 2018 before CHIEF traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements.  Furthermore, Chunghwa and CHI did not participate in the capital increase of CHIEF in June 2018.  Therefore, the Company’s equity ownership interest in CHIEF decreased to 60.23% as of December 31, 2018.

c)	Chunghwa invested 100% equity shares of Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”) in March 2017.
d)	Chunghwa invested 80.27% equity shares of CHT Security Co., Ltd. (“CHTSC”) in December 2017.
e)	New Prospect was approved to dissolve its business in April 2017. The liquidation of New Prospect was completed in May 2017.
f)	SENAO subscribed for all the shares in the capital increase of Youth in December 2018. Therefore, the Company’s equity ownership interest in Youth increased from 89% to 93%.
g)	SENAO invested 100% equity shares of SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”) in November 2017.
h)

LED invested 60% equity shares of Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”) in March 2018.  TASVI was approved to end and dissolve its business in April 2019.  The liquidation of TASVI is still in process.

i)	Concord was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.

j)

CHI did not participate in the capital increase of CHPT in September 2017, and disposed some shares of CHPT from April to August 2018. Therefore, its ownership interest in CHPT decreased to 34.25% as of December 31, 2018.  However, considering absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

k)	GNSS (Shanghai) completed its liquidation in August 2017 and Concord received the proceeds from the liquidation.
l)	STF was approved to end and dissolve its business in September 2018. The liquidation of STF is still in process.
m)	SEITS completed its liquidation in March 2018.
n)	SITJ was approved to end and dissolve its business in April 2018. The liquidation of SITJ was completed in March 2019.
o)	JZIT completed its liquidation in December 2018 and CHC received the proceeds from the liquidation.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2018:

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

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificates of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.  These cash equivalents are held for the purpose of meeting short-term cash commitments.

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

Upon the completion of the construction project, LED recognizes revenues in the amount of proceeds from customers for land and buildings and related costs when ownership is transferred to the customers. The unsold portion of the completed construction project is transferred to land and building held for sale.

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

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method.  Each significant part is depreciated separately.  Freehold land is not depreciated.  The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

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

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

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

Impairment of Tangible Assets, Intangible Assets (Other Than Goodwill) and Incremental Costs of Obtaining Contracts

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

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

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

Financial assets and financial liabilities are initially measured at fair value.  Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.  The regular way of transaction means the purchase or sale of financial assets delivered within the time frame established by regulation or convention in the marketplace.

1)	Measurement category

Prior to 2018

a)	Financial assets at fair value through profit or loss (FVTPL)

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

The Company invests in listed stocks, emerging market stocks, and non-listed stocks.  Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.  If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value.  The difference between the carrying amount and the fair value is recognized in other comprehensive income.  Any impairment losses are recognized in profit or loss.

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

2018

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL.  Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.  The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset.  Fair value is determined in the manner described in Note 39.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial.  Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI.  Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.  The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2)	Impairment of financial assets and contract assets

Prior to 2018

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

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account.  When trade notes and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

2018

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition.  If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

Prior to 2018

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

2018

On derecognition of a financial asset measured at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

b.	Financial liabilities
1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired.  The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

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

Before 2018, hedge accounting was discontinued prospectively when the Company revoked the designated hedging relationship, or when the hedging instrument expired or was sold, terminated, or exercised, or when the hedging instrument no longer met the criteria for hedge accounting. Starting from 2018, the Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs.  When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.  The provisions for warranties claims and trade-in right are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost and prior to 2018, the provisions of trade-in right are recognized as the reduction of revenue in the period in which the goods are sold.

Revenue Recognition

Prior to 2018

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

Services revenue is recognized when service provided.  Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

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

When another party is involved in providing goods or services to a customer, the Company is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services; otherwise, the Company is acting as an agent.  When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

2018

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product.  Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues and corresponding trade notes and accounts receivable for sale of other electronic devices.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.  The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price.  The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products.  When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets.  Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently.  When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service.  The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent.  When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue.  When the Company is acting as an agent, revenue is recognized in the amount of commission.

Incremental costs of obtaining contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered, and are amortized over the contract period.  However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

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

Income tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

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

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources.  Actual results may differ from these estimates.

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

Prior to 2018

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

2018

The provision for impairment of trade notes and accounts receivable is based on assumptions about risk of default and expected loss rates.  The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period.  For details of the key assumptions and inputs used, see Note 11.  Where the actual future cash flows are less than expected, a material impairment loss may arise.

c.	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 39.  If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly.  The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

d.	Provision for inventory valuation and obsolescence

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

e.	Impairment of tangible and intangible assets

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

f.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies - Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

g.	Recognition and measurement of defined benefit plans

Net defined benefit liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

h.	Control over subsidiaries

As discussed in Note 3, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities.  After considering the Company's absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and to have control over the governance of the entity and therefore the Company has control over these entities.

5.	APPLICATION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied the amendments to IAS 28 included in the Annual Improvements to IFRSs 2014-2016 Cycle, Amendments to IFRS 2:  Classification and Measurement of Share-based Payment Transactions, IFRS 9:  Financial Instruments and its related amendments, IFRS 15:  Revenue from Contracts with Customers and its related amendments, Amendments to IAS 40:  Transfers of Investment Property, and IFRIC 22:  Foreign Currency Transactions and Advance Consideration for the first time in 2018.  Except for the following, the application of these new standards and amendments has had no impact on the disclosures or amounts recognized in the Company's consolidated financial statements.

a.	IFRS 9 “Financial Instruments” and related amendments

IFRS 9 supersedes IAS 39 “Financial Instruments:  Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments:  Disclosures” and other standards.  IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting.  Refer to Note  3 for information relating to the relevant accounting policies.

The requirements for classification, measurement and impairment of financial assets have been applied retrospectively on January 1, 2018, and the requirements for hedge accounting have been applied prospectively.  IFRS 9 is not applicable to items that have already been derecognized on or before December 31, 2017.

Classification, measurement and impairment of financial assets and liabilities

On the basis of the facts and circumstances that existed on January 1, 2018, the Company performed an assessment of the classifications of financial assets and liabilities and elected not to restate the comparative figures.

The following table shows the original measurement categories and carrying amounts under IAS 39 and the new measurement categories and carrying amounts under IFRS 9 for each class of the Company’s financial assets and financial liabilities as of January 1, 2018.

	Measurement Category		Carrying Amount
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note
			NT$	NT$
			(In Millions)
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$28,825	$28,825	1)
Equity securities	Available-for-sale	FVTPL	596	596	2)
	Available-for-sale	FVOCI- equity investments	5,155	6,997	2)
Trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits	Loans and receivables	Amortized cost	40,158	40,158	1)
Financial Liabilities
Short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposit and loan-term loans	Amortized cost	Amortized cost	39,725	39,725
Derivatives	Held-for-trading	FVTPL	1	1
	Hedging derivative financial liabilities	Hedging financial liabilities	1	1	3)

	IAS 39 Carrying Amount January 1, 2018	Reclassifi- cations	Remea- surements	IFRS 9 Carrying Amount January 1, 2018	Retained Earnings Effect on January 1, 2018	Other adjustment Effect on January 1, 2018	Noncontrolling Interests Effect on January 1, 2018	Note
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Financial assets measured at FVTPL	$—	$—	$—	$—	$—	$—	$—
Add: reclassification from available for sale (IAS 39) - mandatory reclassification	—	596	—	596	6	(6)	—	2)
	—	596	—	596	6	(6)	—

Financial liabilities measured at FVTPL	(1)	—	—	(1)	—	—	—

Financial assets measured at FVOCI- equity investments	—	—	—	—	—	—	—
Add: reclassification from available for sale (IAS 39) - designated at January 1, 2018	—	5,155	1,842	6,997	1,516	327	(1)	2)
	—	5,155	1,842	6,997	1,516	327	(1)

Financial assets measured at Amortized cost	—	—	—	—	—	—	—
Add: reclassification from loans and receivables (IAS 39)	—	68,983	—	68,983	—	—	—	1)
	—	68,983	—	68,983	—	—	—

Financial liabilities measured at amortized cost	—	—	—	—	—	—	—
Add: reclassification from amortized cost (IAS 39)	—	(39,725)	—	(39,725)	—	—	—
	—	(39,725)	—	(39,725)	—	—	—

Hedging financial liabilities	—	—	—	—	—	—	—
Add: reclassification from Hedging derivative instrument (IAS 39)	—	(1)	—	(1)	—	—	—	3)
	—	(1)	—	(1)	—	—	—

Total	$(1)	$35,008	$1,842	$36,849	$1,522	$321	$(1)
1)

Cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposit that were classiﬁed as loans and receivables under IAS 39 are now classiﬁed as financial assets measured at amortized cost with assessment of expected credit loss.

2)

The Company elected to reclassify equity securities originally classified as available-for-sale under IAS 39 to FVTPL and designated at FVOCI in accordance with IFRS 9. As a result, the related other equity - unrealized gain or loss on available-for-sale financial assets of $6 million and $556 million were reclassified to retained earnings and to other equity - unrealized gain or loss on financial assets at FVOCI, respectively.

Equity investments in non-listed stocks previously carried at cost under IAS 39 are designated as FVOCI and remeasured at fair values.  As a result, financial assets at FVOCI and other equity - unrealized gain or loss on financial assets at FVOCI were increased by $1,842 million and $1,843 million, respectively, and noncontrolling interests was decreased by $1 million. Some investments that previously classified as available-for-sale and measured at cost under IAS 39 were classified mandatorily as FVTPL under IFRS 9 as the contractual cash flows are not solely payments of principal and interest on the principal outstanding and such investments are not equity instruments.

The Company recognized impairment loss on certain investments in equity securities previously classified as available-for-sale and measured at cost and the loss was accumulated in retained earnings under IAS 39.  Since those investments were designated as financial assets measured at FVOCI under IFRS 9 and no impairment assessment is required, an adjustment was made that resulted in a decrease of $1,516 million in other equity - unrealized gain or loss on financial assets at FVOCI and an increase of the $1,516 million in retained earnings on January 1, 2018.

3)

Upon the application of IFRS 9, all derivative and non-derivative financial assets and financial liabilities which were designated as hedging instruments are presented as hedging financial assets and hedging financial liabilities for starting from January 1, 2018.

As the Company expects there is no tax obligation upon the disposal of the available-for-sale financial assets, the deferred income tax liabilities was decreased by $1 million, unrealized gain or loss on available-for-sale financial assets was increased by $4 million and noncontrolling interests was decreased by of $3 million, respectively.

b.	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.  Please refer to Note  3 for related accounting policies.

When applying IFRS 15 and related amendments, the Company allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative stand-alone selling price.  The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products.  This does not change the total revenue recognized, but changes the timing of revenue recognition.  The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental cost of obtaining contracts is recognized as an asset to the extent the Company expects to recover those costs.  Such asset is amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.  Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer.  Before the application of IFRS 15, the Company determined whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

Under IFRS 15, the net effect of revenue recognizes, consideration received and receivable is recognized as a contract asset or a contract liability.  Before the application of IFRS 15, receivable was recognized or advance receipts and deferred revenue was reduced when revenue was recognized for the contract under IAS 18.

Under IFRS 15, the Company recognized a trade-in liability (other current liabilities) and a right to recover a product (other current assets) when recognizing revenue for the sale with a trade-in right.  Before the application of IFRS 15, trade-in right provisions and inventories were recognized when recognizing revenue.

The Company elected to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and recognized the cumulative effect of the change in the retained earnings on January 1, 2018.

Impact on items of assets, liabilities and equity

	Carrying Amount Before Retrospective Adjustments as of January 1, 2018	Adjustments Arising from Initial Application of IFRS 15	Carrying Amount After Retrospective Adjustments as of January 1, 2018
	NT$	NT$	NT$
	(In Millions)
Contract assets - current	$—	$6,065	$6,065
Trade notes and accounts receivable, net	$31,941	(118)	$31,823
Inventories	$8,840	(132)	$8,708
Prepayments - current	$2,188	(7)	$2,181
Other current assets	$2,183	132	$2,315
Contract assets - noncurrent	$—	3,917	$3,917
Incremental costs of obtaining contracts	$—	2,474	$2,474
Total effect on assets		$12,331

Contract liabilities - current	$—	$8,004	$8,004
Current tax liabilities	$8,674	2,227	$10,901
Provisions - current	$189	(88)	$101
Advance receipts	$8,842	(8,842)	$—
Other current liabilities	$1,081	72	$1,153
Contract liabilities - noncurrent	$—	2,626	$2,626
Deferred revenue	$3,612	(3,612)	$—
Other noncurrent liabilities	$3,458	1,072	$4,530
Total effect on liabilities		$1,459

Total effect on equity (unappropriated earnings)	$54,633	$10,872	$65,505

The following table shows the increase (decrease) in assets, liabilities and equity resulting from the application of IFRS 15 on the balance sheet date.

December 31
2018
NT$
(In Millions)
Contract assets - current	$4,869
Trade notes and accounts receivable, net	(109)
Inventories	(80)
Prepayments - current	(12)
Other current assets	80
Contract assets - noncurrent	2,344
Incremental costs of obtaining contracts	1,335
Assets	$8,427

Contract liabilities - current	$10,688
Current tax liabilities	1,419
Provisions - current	(52)
Advance receipts	(11,277)
Other current liabilities	340
Contract liabilities - noncurrent	2,595
Deferred revenue	(3,748)
Other noncurrent liabilities	1,172
Liabilities	$1,137

Equity (unappropriated earnings)	$7,290

Impact on items of statement of comprehensive income for current year

The following table shows the increase (decrease) in net income resulting from the application of IFRS 15.

Year Ended December 31
2018
NT$
(In Millions)
Revenues	$(3,228)
Operating costs	2,455
Operating expenses	(1,293)
Income from operations	(4,390)
Income tax expense	(808)
Net income	$(3,582)

Decrease in net income attributable to:
Stockholders of the parent	$(3,582)
Noncontrolling interests	—
$(3,582)
Impact on earnings per share(NT$):
Basic earnings per share	$(0.46)
Diluted earnings per share	$(0.46)

New and Amended IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and amended IFRSs that have been issued but are not yet effective.

New or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 3	Definition of a Business	January 1, 2020 (Note 2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019 (Note 3)
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IAS 1 and IAS 8	Definition of Materiality	January 1, 2020 (Note 4)
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019

Note 1:	The aforementioned new or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:

The Company shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 3:	The Company shall apply the amendments to pension plan amendments, curtailments or settlements occurring on or after January 1, 2019.
Note 4:	The Company shall apply these amendments prospectively in annual periods beginning on or after January 1, 2020.

Except for the following items, the Company believes the adoption of the aforementioned new and amended IFRSs will not have material impact on the Company’s consolidated financial statements.

a.	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for identifying leases and accounting treatments for lessors and lessees.  It will supersede IAS 17, IFRIC 4 - Determining Whether an Arrangement Contains a Lease and a number of related interpretations.

Upon the initial application of IFRS 16, the Company anticipates reassessing whether a contract is, or contains, a lease in accordance with the definition of a lease under IFRS 16.  Some contracts currently identified as containing a lease under IAS 17 and IFRIC 4 do not meet the definition of a lease under IFRS 16 and will be accounted for in accordance with other accounting standards because the Company does not have the right to direct the use of the identified assets.  Contracts that are reassessed as leases or containing a lease will be accounted for in accordance with the transitional provisions under IFRS 16.

Upon the initial application of IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for those whose payments under low-value will be recognized as expenses on a straight-line basis.  On the consolidated statements of comprehensive income, the Company will present the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on lease liability using the effective interest method.  On the consolidated statements of cash flows, cash payments for the principal portion of lease liability will be classified within financing activities; cash payments for interest portion will be classified within operating activities.  Before the application of IFRS 16, payments under operating lease contracts are recognized as expenses on a straight-line basis.  Prepaid lease payments for use rights of leased assets are recognized as prepaid rents.  Cash flows for operating leases are classified within operating activities on the statements of cash flows.

The Company will not make any adjustments for leases in which the Company is a lessor and will account for those leases with the application of IFRS 16 starting from January 1, 2019.

The Company anticipates applying IFRS 16 retrospectively with the cumulative effect of the initial application of IFRS 16 recognized in retained earnings on January 1, 2019.  Comparative financial information will not be restated.

Lease liabilities will be recognized on January 1, 2019 for leases currently classified as operating leases under IAS 17 and measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019.  Right-of-use assets will be measured at the present value discounted using the aforementioned incremental borrowing rate as if IFRS 16 had been applied since the commencement date of leases.  The Company will apply IAS 36 for assessing impairment of right-of-use assets.

Anticipated impacts on assets, liabilities and equity

	Carrying Amount as of December 31, 2018	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
	(In Millions)
Prepayments - current	$1,873	$(245)	$1,628
Property, plant and equipment	$288,914	(1,309)	$287,605
Right-of-use assets	$—	12,163	$12,163
Deferred income tax assets	$3,554	26	$3,580
Prepayments - noncurrent	$3,463	(414)	$3,049
Total effect on assets		$10,221

Contract liabilities - current	$10,688	$214	$10,902
Lease liabilities - current	$—	3,394	$3,394
Other payables	$23,315	(48)	$23,267
Other current liabilities	$1,382	(214)	$1,168
Contract liabilities - noncurrent	$2,595	3,483	$6,078
Deferred income tax liabilities	$1,992	—	$1,992
Lease liabilities - noncurrent	$—	6,946	$6,946
Other noncurrent liabilities	$4,793	(3,483)	$1,310
Total effect on liabilities		$10,292

Unappropriated earnings	$66,626	$(51)	$66,575
Noncontrolling interests	$9,857	$(20)	$9,837
Total effect on equity		$(71)

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

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars.  For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 31, 2018, which was NT$30.61 to US$1.00.  The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.	CASH AND CASH EQUIVALENTS

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$383	$463
Bank deposits	7,877	10,575
	8,260	11,038
Cash equivalents (investments with maturities of less than three months)
Commercial paper	$10,179	$6,144
Negotiable certificate of deposit	7,950	7,600
Time deposits	2,436	2,863
	20,565	16,607
	$28,825	$27,645

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

December 31
	2017	2018
Bank deposits	0.00%-0.70%	0.00%-0.50%
Commercial paper	0.32%-0.40%	0.47%-0.57%
Negotiable certificate of deposit	0.40%-0.50%	0.55%-0.60%
Time deposits	0.52%-4.40%	0.09%-4.40%

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$—	$293
Non-listed stocks - foreign	—	224

Forward exchange contracts	$—	$517

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1	$1
Some available-for-sale financial assets under IAS 39 were mandatorily reclassified as FVTPL when applying IFRS 9.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

		Maturity	Contract Amount
	Currency	Period	(In Millions)
December 31, 2017
Forward exchange contracts - buy	EUR/NT$	2018.03-06	EUR2/NT$69
Forward exchange contracts - buy	US$/NT$	2018.01	US$4/NT$125

December 31, 2018
Forward exchange contracts - buy	EUR/NT$	2019.03-06	EUR5/NT$193
Forward exchange contracts - buy	US$/NT$	2019.01	US$2/NT$62

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates.  However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT – 2018

December 31
2018
NT$
(In Millions)
Domestic investments
Listed stocks	$2,900
Non-listed stocks	3,901
Foreign investments
Non-listed stocks	132
$6,933

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment.  Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.  These investments in equity instruments were classified as available-for-sale financial assets under IAS 39.  Refer to Note s 5 and 10 for information relating to their reclassification and comparative information for 2017.

The Company recognized dividend income of $396 million for the year ended December 31, 2018 from those investments still held on December 31, 2018.

10.	AVAILABLE-FOR-SALE FINANCIAL ASSETS - NONCURRENT – 2017

December 31
2017
NT$
(In Millions)
Equity securities
Domestic listed stocks	$3,125
Domestic non-listed stocks	2,332
Foreign non-listed stocks	294
$5,751

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

The Company disposed non-listed available-for-sale financial assets with carrying amounts of $9 million and $5 million for the years ended 2016 and 2017, respectively, and recognized the gains (losses) from the disposal of $1 million and $3 million for the years ended December 31, 2016 and 2017, respectively.

The Company evaluated and concluded that there was no indication that non-listed available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the years ended December 31, 2016 and 2017.

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$34,058	$32,678
Less: Loss allowance	(2,117)	(2,602)
	$31,941	$30,076

Prior to 2018

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

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

December 31
2017
NT$
(In Millions)
Non-overdue	$30,032
Less than 30 days	1,280
31-60 days	485
61-90 days	278
91-120 days	253
121-180 days	122
More than 181 days	1,608
$34,058

The above aging analysis was based on days overdue.

At the balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company.  The aging of these receivables as of balance sheet dates was as follows:

December 31
2017
NT$
(In Millions)
Less than 30 days	$328
31-60 days	36
61-90 days	7
91-120 days	70
121-180 days	1
More than 181 days	7
$449

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2016	$364	$970	$1,334
Add: Provision for doubtful accounts	715	228	943
Deduct: Amounts written off	(274)	(230)	(504)
Balance on December 31, 2016	805	968	1,773
Add: Provision for doubtful accounts	535	43	578
Deduct: Amounts written off	(15)	(219)	(234)
Balance on December 31, 2017	$1,325	$792	$2,117

2018

The average credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited.  When having transactions with customers, the Company considers the record of arrears in the past.  In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from default.  Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers.  The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables.  In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts.  In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables.  The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there are evidences indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable.  For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due.  Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited.  Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below.

December 31, 2018

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 181 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-3%	3%-30%	7%-69%	19%-82%	32%-90%	61%-95%	100%
Gross carrying amount	$23,307	$455	$95	$49	$37	$36	$418	$24,397
Loss allowance (Lifetime ECL)	(80)	(27)	(24)	(29)	(28)	(25)	(418)	(631)
Amortized cost	$23,227	$428	$71	$20	$9	$11	$—	$23,766

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,067	$88	$92	$8	$12	$7	$1,725	$5,999
Loss allowance (Lifetime ECL)	(153)	(8)	(10)	(3)	(8)	(6)	(1,725)	(1,913)
Amortized cost	$3,914	$80	$82	$5	$4	$1	$—	$4,086

Note a:

Please refer to Note 44 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types.  The expected credit loss rate listed above is for general customers.  When customer is the government or its affiliates, it is expected that no credit loss will occur.  For those who had bounced or exchanged checks as well as those accounts receivable were overdue more than six months that are classified as high risk customers, the expected credit loss of high risk customers is at least 50%, and the rate is increased when the overdue days increases.

Movements of the allowance for doubtful accounts were as follows:

Year Ended December 31
2018
NT$
(In Millions)
Balance at January 1, 2018	$2,117
Add: Provision of credit loss	805
Less: Amounts written off	(320)
Balance at December 31, 2018	$2,602

12.	INVENTORIES

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Merchandise	$5,133	$6,068
Project in process	1,390	6,756
Work in process	152	109
Raw materials	89	112
	6,764	13,045
Land held under development	1,999	1,999
Construction in progress	77	77
	$8,840	$15,121

The operating costs related to inventories were $54,183 million, $56,342 million and $48,649 million for the years ended December 31, 2016, 2017 and 2018, respectively.

For the years ended December 31, 2016, 2017 and 2018, the provisions for inventory and obsolescence recognized as operating costs included the amounts of $192 million, $52 million and $365 million, respectively.

As of December 31, 2017 and 2018, inventories of $2,076 million and $2,076 million, respectively, were expected to be recovered for a time period longer than twelve months.  The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on December 31, 2017 and 2018 was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

13.	PREPAYMENTS

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Prepaid rents	$2,687	$2,415
Others	3,074	2,921
	$5,761	$5,336
Current
Prepaid rents	$812	$600
Others	1,376	1,273
	$2,188	$1,873
Noncurrent
Prepaid rents	$1,875	$1,815
Others	1,698	1,648
	$3,573	$3,463

14.	OTHER CURRENT MONETARY ASSETS

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$4,054	$8,157
Others	1,254	1,347
	$5,308	$9,504

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2017	2018
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.06%-4.15%	0.03%-3.05%

15.	SUBSIDIARIES
a.	Information on significant noncontrolling interest subsidiary

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	and Principal	December 31
Subsidiaries	Place of Business	2017	2018
SENAO	Taiwan	71%	72%
CHPT	Taiwan	62%	66%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2016	2017	2018	2017	2018
	NT$	NT$	NT$	NT$	NT$
		(In Millions)
SENAO	$690	$592	$326	$4,092	$4,108
CHPT	$341	$431	$477	3,513	4,022
Individually immaterial subsidiaries with noncontrolling interests				869	1,727
				$8,474	$9,857

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below.  The summarized financial information below represents amounts before intercompany eliminations.

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Current assets	$7,584	$7,041
Noncurrent assets	$2,531	$2,527
Current liabilities	$4,278	$3,757
Noncurrent liabilities	$160	$164
Equity attributable to the parent	$1,585	$1,539
Equity attributable to noncontrolling interests	$4,092	$4,108

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
		(In Millions)
Revenue and income	$34,453	$36,038	$31,540
Costs and expenses	33,476	35,200	31,081
Profit for the year	$977	$838	$459

Profit attributable to the parent	$287	$246	$133
Profit attributable to noncontrolling interests	690	592	326
Profit for the year	$977	$838	$459

Other comprehensive income (loss) attributable to the parent	$(21)	$3	$(2)
Other comprehensive loss attributable to noncontrolling interests	(53)	(17)	(10)
Other comprehensive loss for the year	$(74)	$(14)	$(12)

Total comprehensive income attributable to the parent	$266	$249	$131
Total comprehensive income attributable to noncontrolling interests	637	575	316
Total comprehensive income for the year	$903	$824	$447

Dividends paid to noncontrolling interests	$526	$703	$587

Net cash flow from operating activities	$531	$1,081	$696
Net cash flow from investing activities	130	(57)	(13)
Net cash flow from financing activities	(677)	(897)	(491)
Effect of exchange rate changes on cash and cash equivalents	(7)	(2)	1
Net cash inflow (outflow)	$(23)	$125	$193

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below.

The summarized financial information below represents amounts before intercompany eliminations.

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Current assets	$4,496	$4,417
Noncurrent assets	$2,167	$2,779
Current liabilities	$965	$1,076
Noncurrent liabilities	$1	$1
Equity attributable to CHI	$2,184	$2,097
Equity attributable to noncontrolling interests	$3,513	$4,022

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
		(In Millions)
Revenue and income	$2,607	$3,127	$3,299
Costs and expenses	2,020	2,402	2,549
Profit for the year	$587	$725	$750

Profit attributable to CHI	$246	$294	$273
Profit attributable to noncontrolling interests	341	431	477
Profit for the year	$587	$725	$750

Other comprehensive loss attributable to CHI	$—	$(1)	$—
Other comprehensive loss attributable to noncontrolling interests	—	(2)	—
Other comprehensive loss for the year	$—	$(3)	$—

Total comprehensive income attributable to CHI	$246	$293	$273
Total comprehensive income attributable to noncontrolling interests	341	429	477
Total comprehensive income for the year	$587	$722	$750

Dividends paid to noncontrolling interests	$109	$146	$210

Net cash flow from operating activities	$671	$1,052	$862
Net cash flow from investing activities	(904)	(639)	(733)
Net cash flow from financing activities	841	2,306	(328)
Effect of exchange rate changes on cash and cash equivalents	(2)	(4)	1
Net cash inflow (outflow)	$606	$2,715	$(198)

b.	Equity transactions with noncontrolling interests

CHI disposed of some shares of CHPT in March 2016, and did not participate in the capital increase of CHPT in March 2016 and September 2017.  Additionally, CHI disposed some shares of CHPT from April to August 2018.  Therefore, the Company’s ownership interest in CHPT decreased to 34.25% as of December 31, 2018.  See Note 34(e) for details.

Chunghwa and CHI disposed some shares of CHIEF in June 2017 and May 2018 before CHIEF traded its shares on the emerging stock market and the General Stock Market of the Taipei Exchange according to the local requirements.  In addition, Chunghwa and CHI did not participate in the capital increase of CHIEF in June 2018.  Furthermore, CHIEF issued new shares in March and November 2018 as its employees exercised their options.  Therefore, the Company’s equity ownership interest in CHIEF decreased to 60.23% as of December 31, 2018.  See Note 34(c)(d) for details.

SENAO transferred its treasury stock to employees in June and November 2017, and June 2018.  The Company’s ownership interest in SENAO decreased to 28.93% and 28.18% as of December 31, 2017 and 2018, respectively.  See Note 34(b) for details.

SENAO subscribed for all the shares in the capital increase of Youth in December 2018.  Therefore, the Company’s equity ownership interest in Youth increased from 89% to 93%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2016, 2017 and 2018 was as follows:

	Year Ended December 31
	2016		2017
	CHI Disposed Some Shares of CHPT	CHI Did Not Participate in the Capital Increase of CHPT	CHI Did Not Participate in the Capital Increase of CHPT	SENAO Transferred its Treasury Stock	Chunghwa and CHI Disposed Some Shares of CHIEF
	NT$	NT$	NT$	NT$
	(In Millions)
Cash consideration received from (paid to) Noncontrolling interests	$83	$1,175	$2,552	$164	$106
The proportionate share of the carrying amount of the net assets of the subsidiary transferred (to) from noncontrolling interests	(25)	(786)	(1,750)	(137)	(29)
Differences arising from equity transactions	$58	$389	$802	$27	$77

Line items for equity transaction adjustments
Additional paid-in capital - difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$58	$—	$—	$—	$77
Additional paid-in capital - arising from changes in equities of subsidiaries	$—	$389	$802	$27	$—
Unappropriated earnings	$—	$—	$—	$—	$—

	Year Ended December 31
	2018
	SENAO not Proportionately participating in the Capital Increase of Youth	SENAO Transferred its Treasury Stock	CHI Disposed Some Shares of CHPT	Chunghwa and CHI Did Not Participate in the Capital Increase of CHIEF	Chunghwa and CHI Disposed Some Shares of CHIEF	Share-Based Payment of CHIEF
	NT$	NT$	NT$	NT$		NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$—	$327	$1,042	$1,477	$133	$35
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	—	(272)	(330)	(700)	(19)	(24)
Differences arising from equity transactions	$—	$55	$712	$777	$114	$11

Line items for equity transaction adjustments
Additional paid-in capital - difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$—	$712	$—	$114	$—
Additional paid-in capital - arising from changes in equities of subsidiaries	$—	$55	$—	$777	$—	$11

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Investments in associates	$2,326	$2,732
Investments in joint ventures	—	—
	$2,326	$2,732

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Listed
Senao Networks, Inc. (“SNI”)	$704	$768

Non-listed
ST-2 Satellite Ventures Pte. Ltd. (“STS”)	472	496
International Integrated System, Inc. (“IISI”)	292	306
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	256	286
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	132	213
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	—	199
KKBOX Taiwan Co., Ltd. (“KKBOXTW”, previously known as Skysoft Co., Ltd.)	140	147
KingwayTek Technology Co., Ltd. (“KWT”)	90	97
So-net Entertainment Taiwan Limited (“So-net”)	104	120
Taiwan International Ports Logistics Corporation (“TIPL”)	50	50
Click Force Co., Ltd. (“CF”)	38	38
UUPON Inc. (“UUPON”, previously known as Dian Zuan Integrating Marketing Co., Ltd.)	12	4
Alliance Digital Tech Co., Ltd. (“ADT”)	13	3
Cornerstone Ventures Co., Ltd. (“CVC”)	—	5
HopeTech Technologies Limited (“HopeTech”)	23	—
MeWorks LIMITED (HK) (“MeWorks”)	—	—
	$2,326	$2,732

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	December 31
	2017	2018
Senao Networks, Inc. (“SNI”)	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
International Integrated System, Inc. (“IISI”)	32	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	-	50
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Click Force Co., Ltd. (“CF”)	49	49
UUPON Inc. (“UUPON”)	22	22
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14
Cornerstone Ventures Co., Ltd. (“CVC”)	-	49
HopeTech Technologies Limited (“HopeTech”)	45	-
MeWorks LIMITED (HK) (“MeWorks”)	20	20

None of the above associates is considered individually material to the Company.  Summarized financial information of associates that are not individually material was as follows:

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profits	$557	$420	$509
The Company’s share of other comprehensive income (loss)	(47)	(4)	5
The Company’s share of total comprehensive income	$510	$416	$514

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
SNI	$2,130	$1,447

Chunghwa participated in the capital increase of ADT by investing $30 million in December 2016.  The Company owns 14% equity shares of ADT.  As the Company remains the seat in the Board of Directors of ADT, and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT.  In June 2018, the stockholders of ADT approved to dissolve.  ADT engages mainly in the development of mobile payments and information processing service.

The Company did not participate in the capital increase of UUPON in April 2017 and the ownership interest of UUPON decreased to 22%.  UUPON engages mainly in information technology service and general advertisement service.

HopeTech returned the proceeds of $19 million as a result of capital reduction in January 2018.  The Company received $3 million by disposing all shares of HopeTech in June 2018 and recognized disposal loss of $0.1 million.  HopeTech engages mainly in sale of information and communication technologies products.

The Company invested 50% equity shares of Chunghwa PChome Fund I Co., Ltd. (“CPFI”) in October 2018.  The Company has only two out of five seats of the Board of Directors of CPFI, and has no control but significant influence over CPFI.  Therefore, the Company recognized CPFI as investment in associate.  CPFI engages mainly in investment business.

The Company invested 49% equity shares of Cornerstone Ventures Co., Ltd. (“CVC”) in October 2018.  The Company has only two out of five seats of the Board of Directors of CVC, and has no control but significant influence over CVC.  Therefore, the Company recognized CVC as investment in associate.  CVC engages mainly in investment business.

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

In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. CBO completed its liquidation in December 2017.

None of the above joint ventures is considered individually material to the Company.  Summarized financial information of joint ventures that were not material to the Company was as follows:

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
		(In Millions)
The Company’s share of loss	$(42)	$(1)	$—
The Company’s share of other comprehensive income	—	—	—
The Company’s share of total comprehensive loss	$(42)	$(1)	$—

The Company’s share of loss of joint ventures was recorded based on the audited financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Carrying amount
Land	$104,079	$103,972
Land improvements	302	263
Buildings	45,895	44,784
Computer equipment	2,374	2,115
Telecommunications equipment	114,900	116,322
Transportation equipment	321	231
Miscellaneous equipment	2,310	2,582
Construction in progress and equipment to be accepted	18,527	18,645
	$288,708	$288,914

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2016	$102,747	$1,575	$67,790	$14,996	$705,372	$3,815	$8,737	$20,402	$925,434
Additions	791	—	36	42	171	1	255	23,295	24,591
Disposal	(2)	(6)	(35)	(1,546)	(11,542)	(54)	(625)	—	(13,810)
Effect of foreign exchange differences	—	—	—	(3)	(35)	—	(4)	—	(42)
Others	336	12	(53)	806	21,726	104	580	(23,556)	(45)
Balance on December 31, 2016	$103,872	$1,581	$67,738	$14,295	$715,692	$3,866	$8,943	$20,141	$936,128
Accumulated depreciation and impairment
Balance on January 1, 2016	$—	$(1,203)	$(24,421)	$(11,715)	$(582,205)	$(2,750)	$(6,741)	$—	$(629,035)
Depreciation expenses	—	(51)	(1,269)	(1,332)	(25,280)	(529)	(626)	—	(29,087)
Disposal	—	6	34	1,529	11,512	54	583	—	13,718
Impairment losses	—	—	—	—	(596)	—	—	—	(596)
Effect of foreign exchange differences	—	—	—	1	7	—	4	—	12
Others	—	—	65	(65)	65	(12)	(23)	—	30
Balance on December 31, 2016	$—	$(1,248)	$(25,591)	$(11,582)	$(596,497)	$(3,237)	$(6,803)	$—	$(644,958)
Cost
Balance on January 1, 2017	$103,872	$1,581	$67,738	$14,295	$715,692	$3,866	$8,943	$20,141	$936,128
Additions	—	—	30	78	193	1	193	25,574	26,069
Disposal	(158)	(5)	(108)	(974)	(13,739)	(62)	(402)	—	(15,448)
Effect of foreign exchange differences	—	—	—	(1)	(172)	—	(3)	—	(176)
Others	365	19	5,034	764	20,080	29	784	(27,188)	(113)
Balance on December 31, 2017	$104,079	$1,595	$72,694	$14,162	$722,054	$3,834	$9,515	$18,527	$946,460

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2017	$—	$(1,248)	$(25,591)	$(11,582)	$(596,497)	$(3,237)	$(6,803)	$—	$(644,958)
Depreciation expenses	—	(50)	(1,402)	(1,192)	(24,492)	(330)	(677)	—	(28,143)
Disposal	—	4	47	967	13,712	63	389	—	15,182
Effect of foreign exchange differences	—	—	—	—	45	—	2	—	47
Others	—	1	147	19	78	(9)	(116)	—	120
Balance on December 31, 2017	$—	$(1,293)	$(26,799)	$(11,788)	$(607,154)	$(3,513)	$(7,205)	$—	$(657,752)
Cost
Balance on January 1, 2018	$104,079	$1,595	$72,694	$14,162	$722,054	$3,834	$9,515	$18,527	$946,460
Additions	—	—	21	52	159	—	334	27,413	27,979
Disposal	(71)	—	—	(643)	(31,984)	(29)	(623)	—	(33,350)
Effect of foreign exchange differences	—	—	—	—	60	—	—	—	60
Others	(36)	6	196	687	25,459	77	648	(27,295)	(258)
Balance on December 31, 2018	$103,972	$1,601	$72,911	$14,258	$715,748	$3,882	$9,874	$18,645	$940,891
Accumulated depreciation and impairment
Balance on January 1, 2018	$—	$(1,293)	$(26,799)	$(11,788)	$(607,154)	$(3,513)	$(7,205)	$—	$(657,752)
Depreciation expenses	—	(45)	(1,356)	(983)	(24,236)	(162)	(679)	—	(27,461)
Disposal	—	—	—	632	31,952	29	615	—	33,228
Effect of foreign exchange differences	—	—	—	—	(20)	—	—	—	(20)
Others	—	—	28	(4)	32	(5)	(23)	—	28
Balance on December 31, 2018	$—	$(1,338)	$(28,127)	$(12,143)	$(599,426)	$(3,651)	$(7,292)	$—	$(651,977)

(Concluded)

The Company determined that some telecommunications equipment was impaired in 2016 due to the expiration of 2G license in June 2017 which will lead to the termination of the related service.  The Company evaluated and concluded the recoverable amount determined on the basis of value in use of aforementioned telecommunications equipment was lower than the carrying value, and recognized impairment losses of $596 million for the year ended December 31 2016.  In addition, the Company evaluated and concluded the recoverable amount of partial computer and miscellaneous equipment was nil and recognized impairment losses of $0.4 million for the year ended December 31, 2016. The impairment loss was included in other income and expenses in the statements of comprehensive income.  There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the years ended December 31, 2017 and 2018.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

18.	INVESTMENT PROPERTIES

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$8,048	$8,287

Investment Properties
NT$
(In Millions)
Cost
Balance on January 1, 2016	$9,058
Additions	—
Reclassification	137
Balance on December 31, 2016	$9,195
Accumulated depreciation and impairment
Balance on January 1, 2016	$(1,156)
Depreciation expense	(19)
Reclassification	(53)
Reversal of impairment loss	148
Balance on December 31, 2016	$(1,080)
Cost
Balance on January 1, 2017	$9,195
Reclassification	(60)
Balance on December 31, 2017	$9,135
Accumulated depreciation and impairment
Balance on January 1, 2017	$(1,080)
Depreciation expense	(21)
Reclassification	3
Reversal of impairment loss	11
Balance on December 31, 2017	$(1,087)
Cost
Balance on January 1, 2018	$9,135
Additions	$6
Reclassification	251
Balance on December 31, 2018	$9,392
Accumulated depreciation and impairment
Balance on January 1, 2018	$(1,087)
Depreciation expense	(21)
Reclassification	(16)
Reversal of impairment loss	19
Balance on December 31, 2018	$(1,105)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount in 2016, 2017 and 2018.  Therefore, the Company recognized reversals of impairment loss of $148 million, $11 million and $19 million for the years ended December 31, 2016, 2017 and 2018, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years.  The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

The fair values of the Company’s investment properties as of December 31, 2017 and 2018 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers.  Those appraisal reports are based on the comparison approach, income approach or cost approach.  Key assumptions and the fair values were as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Fair value	$17,728	$18,515
Overall capital interest rate	1.46%-2.20%	1.02%-4.04%
Profit margin ratio	12%-20%	12%-20%
Discount rate	1.04%	—
Capitalization rate	0.47%-1.69%	0.79%-1.75%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Carrying amount
3G and 4G concession	$53,469	$49,512
Computer software	880	959
Goodwill	209	209
Others	325	264
	$54,883	$50,944

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2016	$59,209	$3,249	$236	$409	$63,103
Additions-acquired separately	—	277	—	5	282
Disposal	—	(121)	—	—	(121)
Effect of foreign exchange difference	—	—	—	—	—
Others	—	3	—	—	3
Balance on December 31, 2016	$59,209	$3,408	$236	$414	$63,267
Accumulated amortization and impairment
Balance on January 1, 2016	$(10,608)	$(1,983)	$(18)	$(47)	$(12,656)
Amortization expenses	(2,805)	(551)	—	(23)	(3,379)
Disposal	—	121	—	—	121
Impairment losses	—	—	—	—	—
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2016	$(13,413)	$(2,413)	$(18)	$(70)	$(15,914)
Cost
Balance on January 1, 2017	$59,209	$3,408	$236	$414	$63,267
Additions-acquired separately	10,935	366	—	4	11,305
Disposal	—	(462)	—	—	(462)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2017	$70,144	$3,312	$236	$418	$74,110
Accumulated amortization and impairment
Balance on January 1, 2017	$(13,413)	$(2,413)	$(18)	$(70)	$(15,914)
Amortization expenses	(3,262)	(481)	—	(23)	(3,766)
Disposal	—	462	—	—	462
Impairment losses	—	—	(9)	—	(9)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2017	$(16,675)	$(2,432)	$(27)	$(93)	$(19,227)
Cost
Balance on January 1, 2018	$70,144	$3,312	$236	$418	$74,110
Additions-acquired separately	—	485	—	13	498
Disposal	—	(371)	—	(58)	(429)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2018	$70,144	$3,426	$236	$373	$74,179
Accumulated amortization and impairment
Balance on January 1, 2018	$(16,675)	$(2,432)	$(27)	$(93)	$(19,227)
Amortization expenses	(3,957)	(406)	—	(23)	(4,386)
Disposal	—	371	—	58	429
Impairment losses	—	—	—	(51)	(51)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2018	$(20,632)	$(2,467)	$(27)	$(109)	$(23,235)

For long-term business development, Chunghwa submitted an application to NCC for 4G mobile broadband license in 1.8 and 2.1 GHz frequency bands and obtained certain spectrums.  Chunghwa paid the 4G concession fee amounting to $10,935 million in November 2017.

The concessions are granted and issued by the NCC.  The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires.  The carrying amount of 3G concession fee was fully amortized in December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years.  Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years.  Goodwill is not amortized.

SENAO evaluated the goodwill that arose in the acquisition of Youth and its subsidiaries at the end of each year.  SENAO determined the smallest identifiable group of assets that generates cash inflows as single cash generating units by business type, and evaluated the recoverable amount of those cash generating units by their value in use.  The management of SENAO estimated the cash flow projections based on the financial budgets for the following five years.  Discount rates were 14.6%, 14.8% and 13.7% as of December 31 2016, 2017 and 2018, respectively and were used to calculate the recoverable amount of related cash generating units by discounting aforementioned cash flows.

SENAO concluded that there was no impairment loss recognized for the years ended December 31, 2016 and 2018.  Furthermore, SENAO concluded the recoverable amount of the goodwill was lower than the carrying value and recognized impairment loss of $9 million for the year ended December 31, 2017.

SENAO evaluated and determined that the recoverable amount of certain licensed contract was nil and recognized the impairment loss of $51 million for the year ended December 31, 2018.  The recoverable amount was based on the value in use.

The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

20.	OTHER ASSETS

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Spare parts	$2,059	$2,422
Refundable deposits	1,860	1,992
Other financial assets	1,000	1,000
Others	2,800	2,342
	$7,719	$7,756
Current
Spare parts	$2,059	$2,422
Others	124	154
	$2,183	$2,576
Noncurrent
Refundable deposits	$1,860	$1,992
Other financial assets	1,000	1,000
Others	2,676	2,188
	$5,536	$5,180

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

Chunghwa signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments.  Those forward exchange contracts were designated as cash flow hedges.  When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts.  Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates.  No other sources of ineffectiveness emerged from these hedging relationships.

Prior to 2018

The hedging instrument was showed as follows:

December 31
2017
NT$
(In Millions)
Hedging derivative financial assets
Cash flow hedge - forward exchange contracts	$ －
Hedging derivative financial liabilities
Cash flow hedge - forward exchange contracts	$1

For the years ended December 31, 2016 and 2017, losses arising from changes in fair value of the hedged items recognized in other comprehensive income were $1 million and $1 million, respectively.  Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2016 and 2017, Chunghwa expected part of the equipment purchase transactions would not occur and reclassified the related gains of $1 million and $2 million, respectively, from equity to profit or loss which arising from the forward exchange contracts of the aforementioned transactions for the years ended December 31, 2016 and 2017.

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

Loss (gain) arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	Year Ended December 31
	2016	2017
	NT$	NT$
		(In Millions)
Construction in progress and equipment to be accepted	$(15)	$(2)

2018

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2018

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating
Hedging Instruments	Currency	(In millions)	Maturity	Rate	Balance Sheet	Asset	Liability	Hedge Ineffectiveness
						NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR 5/ NT$ 172	2019.03	$34.98	Hedging financial assets (liabilities)	$1	$—	$2

		Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
		(In Millions)
Cash flow hedge
Forecast equipment purchases	$(2)	$1	$—

For the year ended December 31, 2018

Comprehensive Income
Reclassification from Equity to Profit or Loss and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in which Hedge	Amount Reclassified to P/L and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$2	$—	—	$(4)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

22.	SHORT-TERM LOANS

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Unsecured loans	$70	$100

The annual interest rates of loans were as follows:

	December 31
	2017	2018
Unsecured loans	2.15%-2.19%	1.35%-2.35%

23.	LONG-TERM LOANS

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Secured loans (Note 41)	$1,600	$1,600

The annual interest rates of loans were as follows:

	December 31
	2017	2018
Secured loans	0.91%	0.92%

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

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$19,396	$20,465

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$9,748	$9,041
Accrued compensation to employees and remuneration to directors and supervisors	1,949	1,739
Payables to contractors	2,058	1,710
Payables to equipment suppliers	1,690	1,459
Amounts collected for others	1,203	1,226
Accrued franchise fees	1,248	1,151
Accrued maintenance costs	1,081	1,050
Others	6,024	5,939
	$25,001	$23,315

26.	PROVISIONS

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Warranties	$132	$132
Employee benefits	43	51
Trade-in right	87	—
Others	5	24
	$267	$207

Current	$189	$128
Noncurrent	78	79
	$267	$207

	Warranties	Employee Benefits	Trade-in Rights	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2016	$213	$30	$—	$5	$248
Additional provisions recognized	81	9	31	—	121
Used / forfeited during the year	(183)	(1)	—	—	(184)
Balance on December 31, 2016	$111	$38	$31	$5	$185

Balance on January 1, 2017	$111	$38	$31	$5	$185
Additional provisions recognized	79	7	69	—	155
Used / forfeited during the year	(58)	(2)	(13)	—	(73)
Balance on December 31, 2017	$132	$43	$87	$5	$267

Balance on January 1, 2018	$132	$43	$87	$5	$267
Effect of retrospective application of IFRS 15	—	—	(87)	—	(87)
Balance on January 1, 2018 as adjusted	132	43	—	5	180
Additional provisions recognized	164	9	—	19	192
Used / forfeited during the year	(164)	(1)	—	—	(165)
Balance on December 31, 2018	$132	$51	$—	$24	$207

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
c.

The provision for trade-in right in 2016 and 2017 was based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future. The provision was recognized as a reduction of revenue in the period in which the goods are sold.

27.	ADVANCE RECEIPTS – 2017

Advance receipts are mainly from advance telecommunication charges.  For the obligations to transfer goods or services to customers for which the Company has received consideration from, they were retrospectively reclassified as contract liabilities starting from 2018.

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

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, and SHE with the pension mechanism under the Labor Standards Law are considered as defined benefit plans.  These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.  The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.  According to the Article 56 of the Labor Standards Law in the ROC revised in February 2015, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligation	$37,663	$41,397
Fair value of plan assets	(34,972)	(39,027)
Funded status - deficit	$2,691	$2,370

Net defined benefit liabilities	$2,704	$3,534
Net defined benefit assets	(13)	(1,164)
	$2,691	$2,370

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2016	$30,882	$23,794	$7,088
Current service cost	2,866	—	2,866
Interest expense/interest income	600	573	27
Amounts recognized in profit or loss	3,466	573	2,893
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(352)	352
Actuarial losses recognized from changes in demographic assumptions	(124)	—	(124)
Actuarial gains recognized from changes in financial assumptions	1,715	—	1,715
Actuarial losses recognized from experience adjustments	100	—	100
Amounts recognized in other comprehensive income	1,691	(352)	2,043
Contributions from employer	—	11,235	(11,235)
Benefits paid	(1,296)	(1,296)	—
Benefits paid directly by the Company	(171)	—	(171)
Balance on December 31, 2016	34,572	33,954	618
Current service cost	2,918	—	2,918
Interest expense/interest income	506	519	(13)
Amounts recognized in profit or loss	3,424	519	2,905
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(193)	193
Actuarial losses recognized from changes in demographic assumptions	15	—	15
Actuarial losses recognized from experience adjustments	1,816	—	1,816
Amounts recognized in other comprehensive income	1,831	(193)	2,024
Contributions from employer	—	2,635	(2,635)
Benefits paid	(1,943)	(1,943)	—
Benefits paid directly by the Company	(221)	—	(221)
Balance on December 31, 2017	37,663	34,972	2,691
Current service cost	3,024	—	3,024
Interest expense/interest income	550	544	6
Amounts recognized in profit or loss	3,574	544	3,030
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	875	(875)
Actuarial losses recognized from changes in demographic assumptions	4	—	4
Actuarial gains recognized from changes in financial assumptions	1,273	—	1,273
Actuarial losses recognized from experience adjustments	813	—	813
Amounts recognized in other comprehensive income	2,090	875	1,215
Contributions from employer	—	4,374	(4,374)
Benefits paid	(1,738)	(1,738)	—
Benefits paid directly by the Company	(192)	—	(192)
Balance on December 31, 2018	$41,397	$39,027	$2,370

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Operating costs	$1,732	$1,734	$1,796
Marketing expenses	838	847	886
General and administrative expenses	155	156	164
Research and development expenses	97	97	107
	$2,822	$2,834	$2,953

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

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

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2017	2018
Discount rates	1.50%	1.00%
Expected rates of salary increase	1.20%-2.00%	1.20%-2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(1,232)	$(1,258)
0.5% decrease	$1,310	$1,338
Expected rates of salary increase
0.5% increase	$1,398	$1,430
0.5% decrease	$(1,326)	$(1,356)

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

There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$4,393	$2,237
The average duration of the defined benefit obligation	6.8-12.5 years	6.5-12.1 years

The Company’s maturity analysis of the undiscounted benefit payments as of December 31, 2018 was as follows:

Year	Amount
NT$
(In Millions)
2019	$2,736
2020	6,089
2021	10,454
2022	12,566
2023 and thereafter	46,894
$78,739

29.	EQUITY
a.	Share capital
1)	Common stocks

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000
Authorized shares	$120,000	$120,000
Number of issued and paid shares	7,757	7,757
Issued and outstanding shares	$77,574	$77,574

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006.  The ADSs were traded on the New York Stock Exchange since July 17, 2003.  As of December 31, 2018, the outstanding ADSs were 234 million common stocks, which equaled 23 million units and represented 3.02% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,
b)	Sell their ADSs, and
c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2016, 2017 and 2018 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2016	$126,045	$—	$—	$27	$13	$20,648	$146,733
Partial disposal of interests in subsidiaries	—	—	—	58	—	—	58
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	389	—	—	—	389
Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—
Balance on December 31, 2016	$126,045	$—	$389	$85	$13	$20,648	$147,180

Balance on January 1, 2017	$126,045	$—	$389	$85	$13	$20,648	$147,180
Unclaimed dividend	—	—	—	—	3	—	3
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	—	1	76	—	—	77
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	802	—	—	—	802
Other changes in additional paid-in capital in subsidiaries	—	—	—	—	—	—	—
Share-based payment transactions of subsidiaries	—	—	2	—	—	—	2
Treasury stock transfer of subsidiaries	—	—	27	—	—	—	27
Balance on December 31, 2017	$126,045	$—	$1,221	$161	$16	$20,648	$148,091

Balance on January 1, 2018	$126,045	$—	$1,221	$161	$16	$20,648	$148,091
Unclaimed dividend	—	—	—	—	2	—	2
Partial disposal of interests in subsidiaries	—	—	—	826	—	—	826
Change in additional paid-in capital for not proportionately participating in the capital increase of a subsidiary	—	—	777	—	—	—	777
Share-based payment transactions of subsidiaries	—	—	11	—	—	—	11
Treasury stock transfer of subsidiaries	—	—	55	—	—	—	55
Balance on December 31, 2018	$126,045	$—	$2,064	$987	$18	$20,648	$149,762

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

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves.  No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.  If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

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

The appropriations of the 2016 and 2017 earnings of Chunghwa approved by the stockholders in their meetings on June 23, 2017 and June 15, 2018 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2016	For Fiscal Year 2017	For Fiscal Year 2016	For Fiscal Year 2017
	NT$	NT$	NT$	NT$
	(In Millions)
Special reserve	$5	$(5)
Cash dividends	38,336	37,205	$4.9419	$4.796

The appropriations of earnings for 2018 had been proposed by Chunghwa’s Board of Directors on March 19, 2019.  The appropriations and dividends per share were as follows:

	For Fiscal Year 2018
	Appropriation of Earnings	Dividends Per Share
	NT$	NT$
	(In Millions)
Cash dividends	$34,746	$4.479

The appropriations of earnings for 2018 are subject to the resolution of the stockholders’ meeting planned to be held on June 21, 2019.

d.	Other equity items
1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on available-for-sale financial assets

Unrealized Gain or Loss on AFS Financial Assets
NT$
(In Millions)
Balance as of January 1, 2016	$91
Unrealized gain or loss on available-for-sale financial assets	(721)
Income tax relating to unrealized gain and loss on available-for-sale financial assets	2
Amount reclassified from equity to profit or loss on disposal of available-for-sale financial assets	—
Amount reclassified from equity to profit or loss on impairment of available-for-sale financial assets	577
Balance as of December 31, 2016	$(51)
Balance as of January 1, 2017	$(51)
Unrealized gain or loss on available-for-sale financial assets	607
Income tax relating to unrealized gain and loss on available-for-sale financial assets	2
Amount reclassified from equity to profit or loss on disposal of available-for-sale financial assets	—
Balance as of December 31, 2017 under IAS 39	558
Effect of retrospective application of IFRS 9	(558)
Balance as of January 1, 2018 under IFRS 9	$—

Unrealized gain or loss on available-for-sale financial assets were accumulated gains and losses on the available-for-sale financial assets measured at fair value, which were recognized in other comprehensive income and were included in the calculation of the related disposal gain and loss or impairment loss of such financial assets upon reclassified to profits or losses.

3)	Unrealized gain or loss on financial assets at FVOCI

Year Ended December 31
2018
NT$
(In Millions)
Balance as of January 1, 2018 under IAS 39	$—
Effect of retrospective application of IFRS 9	883
Balance as of January 1, 2018 under IFRS 9	883
Unrealized gain or loss for the year
Equity instruments	(345)
Balance as of December 31, 2018	$538

e.	Noncontrolling interests

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$5,065	$6,272	$8,474
Effect of retrospective application	—	—	(4)
Beginning balance as adjusted	5,065	6,272	8,470
Attributable to noncontrolling interests
Net income for the year	1,141	1,172	1,024
Exchange differences arising from the translation of the net investment in foreign operations	(41)	(12)	(3)
Unrealized gain or loss on financial assets at FVOCI	—	—	(1)
Unrealized loss on available-for-sale financial assets	—	(2)	—
Income tax relating to unrealized gain and loss on available-for-sale financial assets	—	1	—
Remeasurements of defined benefit pension plans	(18)	(8)	(9)
Income tax relating to remeasurements of defined benefit pension plans	3	—	3
Share of other comprehensive income or loss of associates accounted for using equity method	(1)	(2)	1
Cash dividends distributed by subsidiaries	(710)	(942)	(958)
Partial disposal of interests in subsidiaries	25	29	349
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	786	1,750	700
Other changes in additional paid-in capital of subsidiaries	—	—	—
Share-based payment transactions of subsidiaries	17	20	42
Net increase in noncontrolling interests	5	196	239
Ending balance	$6,272	$8,474	$9,857

30.	REVENUE

Prior to 2018

The main source of revenue of the Company includes various telecommunications services in different streams.  The information of disaggregation of revenue please refer to Note  44.

2018

Year Ended December 31
2018
NT$
(In Millions)
Revenue from contracts with customers	$214,461
Other revenues
Rental income	640
Other	382
1,022
Total	$215,483

The information of performance obligations in customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

For the year ended December 31, 2018

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Main Products and Service Revenues
Mobile services revenue	$—	$63,906	$—	$—	$—	$63,906
Sales of products	1,731	35,702	4	251	3,601	41,289
Local telephone and domestic long distance telephone services revenue	29,996	—	—	—	—	29,996
Broadband access and domestic leased line services revenue	22,453	—	—	—	—	22,453
Data Communications internet services revenue	—	—	21,137	—	—	21,137
International network and leased telephone services revenue	—	—	—	8,724	—	8,724
Others	11,923	1,269	8,509	4,449	806	26,956
	$66,103	$100,877	$29,650	$13,424	$4,407	$214,461

b.	Contract balances

December 31
2018
NT$
(In Millions)
Trade notes and accounts receivable (Note 11)	$30,076
Contract assets
Products and service bundling	$7,123
Other	109
Less : Loss allowance	(19)
$7,213
Current	$4,869
Noncurrent	2,344
$7,213
Contract liabilities
Telecommunications business	$8,193
Project business	4,508
Products and service bundling	106
Other	476
$13,283
Current	$10,688
Noncurrent	2,595
$13,283

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.  Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

Year Ended December 31
2018
NT$
(In Millions)
Contract assets
Net increase of customer contracts	$4,126
Reclassified to trade receivables	(7,532)
$(3,406)
Contract liabilities
Net increase of customer contracts	$16
Recognized as revenues	(194)
$(178)

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the period that was included in the contract liability at the beginning of the period was as follows:

Year Ended December 31
2018
NT$
(In Millions)
Telecommunications business	$7,157
Project business	627
Others	324
$8,108

c.	Incremental costs of obtaining contracts

December 31
2018
NT$
(In Millions)
Noncurrent
Incremental costs of obtaining contracts	$1,335

The Company considered the past experience and the default clauses in the telecommunications service contract and believes the commissions and equipment subsidy paid for obtaining contracts are expected to be recoverable; therefore, incremental costs of obtaining contracts are recognized as an asset. Amortization expense of incremental costs of obtaining contracts for the year ended December 31, 2018 was $1,941 million.

d.	Remaining Performance Obligations

As of December 31, 2018, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $38,909 million.  The Company expects to recognize revenue when service is provided over contract terms in the next 36 months, $24,388 million, $11,581 million and $2,940 million for 2019, 2020 and 2021, respectively.  The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2018, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $20,990 million.  The Company recognizes revenues when the project business contract is completed and accepted by customers.  The Company expects to recognize such revenue of $3,656 million, $12,893 million and $4,441 million in 2019, 2020 and 2021, respectively.  Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)
a.	Other income and expenses

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Gain or loss on disposal of property, plant and equipment	$(48)	$(107)	$142
Reversal of impairment loss on investment properties	148	11	19
Loss on disposal of intangible assets	—	—	—
Impairment loss on intangible assets	—	(9)	(51)
Impairment loss on property, plant and equipment	(596)	—	—
	$(496)	$(105)	$110

b.	Other income

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
		(In Millions)
Dividend income	$391	$328	$396
Rental income	41	61	70
Income from Piping Fund	202	—	2
Others	438	447	232
	$1,072	$836	$700

c.	Other gains and losses

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Net foreign currency exchange gains or losses	$181	$(88)	$37
Gain on disposal of financial instruments	—	3	6
Gain or loss on disposal of investments accounted for using equity method	(2)	—	—
Valuation gain or loss on financial assets and liabilities at fair value through profit or loss, net	(1)	1	(21)
Impairment loss on available-for-sale financial assets	(577)	—	—
Others	(49)	(48)	(68)
	$(448)	$(132)	$(46)

d.	Impairment loss (reversal of impairment loss) on financial instruments

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Contract assets	$—	$—	$19
Trade notes and accounts receivable	$943	$578	$805
Available-for-sale financial assets	$577	$—	$—
Other receivables	$(2)	$65	$96
Inventories	$192	$52	$365
Property, plant and equipment	$596	$—	$—
Investment properties	$(148)	$(11)	$(19)
Intangible assets	$—	$9	$51

e.	Depreciation and amortization expenses

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$29,087	$28,143	$27,461
Investment properties	19	21	21
Intangible assets	3,379	3,766	4,386
Incremental costs of obtaining contracts	—	—	1,941
Total depreciation and amortization expenses	$32,485	$31,930	$33,809
Depreciation expenses summarized by functions
Operating costs	$27,214	$26,402	$25,996
Operating expenses	1,892	1,762	1,486
	$29,106	$28,164	$27,482
Amortization expenses summarized by functions
Operating costs	$3,042	$3,473	$6,085
Marketing expenses	173	154	113
General and administrative expenses	126	104	93
Research and development expenses	38	35	36
	$3,379	$3,766	$6,327

f.	Employee benefit expenses

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
		(In Millions)
Post-employment benefit
Defined contribution plans	$544	$594	$640
Defined benefit plans	2,822	2,834	2,953
	3,366	3,428	3,593
Share-based payment
Equity-settled share-based payment	17	22	17
Other employee benefit
Salaries	25,985	25,760	26,204
Insurance	2,652	2,748	2,740
Others	15,730	15,449	14,470
	44,367	43,957	43,414
Total employee benefit expenses	$47,750	$47,407	$47,024
Summary by functions
Operating costs	$25,190	$24,725	$24,367
Operating expenses	22,560	22,682	22,657
	$47,750	$47,407	$47,024

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.  As of December 31, 2018, the payables of the employees’ compensation and the remuneration to directors were $1,404 million and $38 million, respectively.  Such amounts have been approved by the Chunghwa’s Board of Directors on March 19, 2019 and will be reported to the stockholders in their meeting planned to be held on June 21, 2019.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2016 and 2017 approved by the Board of Directors on March 7, 2017 and March 13, 2018, respectively, were as follows.

	2016	2017
	Cash	Cash
	NT$	NT$
	(In Millions)
Compensation distributed to the employees	$1,702	$1,596
Remuneration paid to the directors	42	41

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2017 and 2018 of the aforementioned compensation to employees and the remuneration to directors.

g.	Reclassification adjustments of other comprehensive income or loss

	Year Ended December 31
	2016	2017
	NT$	NT$
	(In Millions)
Unrealized gain or loss on available-for-sale financial assets
Arising during the year	$(721)	$605
Reclassification adjustments
Upon disposal	—	—
Upon impairment	577	—
	$(144)	$605
Cash flow hedges
Gain arising during the year	$15	$3
Reclassification adjustments included in profit or loss	(1)	(2)
Adjusted against the carrying amount of hedged items	(15)	(2)
	$(1)	$(1)

32.	INCOME TAX
a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$6,736	$7,996	$8,271
Income tax on unappropriated earnings	(346)	(60)	(2,070)
Income tax adjustments on prior years	(22)	(2)	7
Others	15	10	8
	6,383	7,944	6,216
Deferred tax
Deferred tax expense recognized for the year	1,404	(101)	208
Income tax adjustments on prior years	—	6	19
Change in tax rate	—	—	(38)
	1,404	(95)	189
Income tax expense recognized in profit or loss	$7,787	$7,849	$6,405

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$49,413	$48,009	$44,986
Income tax expense calculated at the statutory rate (17% in 2016 and 2017, and 20% in 2018)	$8,400	$8,162	$8,997
Nondeductible income and expenses in determining taxable income	5	34	227
Unrecognized deductible temporary differences	(9)	(1)	1
Unrecognized loss carryforwards	12	10	21
Tax-exempt income	(25)	(87)	(580)
Additional income tax under Alternative Minimum Tax Act	—	—	46
Income tax on unappropriated earnings	(346)	(60)	(2,070)
Investment credits	(234)	(212)	(204)
Change in tax rate	—	—	(38)
Effect of different tax rates of group entities operating in other jurisdictions	(8)	(2)	(15)
Income tax adjustments on prior years	(22)	4	26
Others	14	1	(6)
Income tax expense recognized in profit or loss	$7,787	$7,849	$6,405

In 2016 and 2017, the applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Act of the Republic of China.

Income Tax Act in the ROC was amended in February 2018 and the corporate income tax rate is adjusted from 17% to 20%.  Such amendment is effective from 2018.  In addition, the rate of the corporate surtax applicable to 2018 unappropriated earnings is reduced from 10% to 5%.  The applicable tax rate used by subsidiaries in China is 25%, and tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax benefit recognized in other comprehensive income

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
		(In Millions)
Deferred tax
Remeasurement on defined benefit plan	$(347)	$(344)	$(243)
Change in tax rate	—	—	(207)
Unrealized gain or loss on available-for-sale financial assets	(2)	(3)	—
Total income tax benefit recognized in other comprehensive income	$(349)	$(347)	$(450)

c.	Current tax assets and liabilities

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - other)	$2	$—
Current tax liabilities
Income tax payable	$8,674	$6,221

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2016

	January 1, 2016	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Assets
Temporary differences
Defined benefit obligation	$1,206	$(179)	$347	$1,374
Allowance for doubtful receivables over quota	169	61	—	230
Share of profits of associates and joint ventures accounted for using equity method	325	5	—	330
Deferred revenue	136	(19)	—	117
Impairment loss on property, plant and equipment	44	78	—	122
Valuation loss on inventory	33	(13)	—	20
Estimated warranty liabilities	18	1	—	19
Accrued award credits liabilities	22	(2)	—	20
Property, plant and equipment	2	—	—	2
Unrealized foreign exchange loss, net	18	(18)	—	—
Others	40	(6)	—	34
	2,013	(92)	347	2,268
Loss carryforwards	48	6	—	54
	$2,061	$(86)	$347	$2,322

	January 1, 2016	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Liabilities
Temporary differences
Defined benefit obligation	$(1)	$(1,268)	$—	$(1,269)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(43)	3	—	(40)
Deferred revenue for award credits	(2)	(44)	—	(46)
Unrealized foreign exchange gain, net	(1)	(9)	—	(10)
Valuation gain or loss on financial instruments, net	(5)	—	2	(3)
Others	(1)	—	—	(1)
	$(148)	$(1,318)	$2	$(1,464)

For the year ended December 31, 2017

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Assets
Temporary differences
Defined benefit obligation	$1,374	$5	$344	$1,723
Allowance for doubtful receivables over quota	230	59	—	289
Share of profits of associates and joint ventures accounted for using equity method	330	1	—	331
Deferred revenue	117	(11)	—	106
Impairment loss on property, plant and equipment	122	(10)	—	112
Valuation loss on inventory	20	3	—	23
Estimated warranty liabilities	19	3	—	22
Accrued award credits liabilities	20	(5)	—	15
Trade-in right	—	15	—	15
Property, plant and equipment	2	—	—	2
Unrealized foreign exchange loss, net	—	17	—	17
Others	34	(5)	—	29
	2,268	72	344	2,684
Loss carryforwards	54	(8)	—	46
	$2,322	$64	$344	$2,730

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Liabilities
Temporary differences
Defined benefit obligation	$(1,269)	$4	$—	$(1,265)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(40)	1	—	(39)
Deferred revenue for award credits	(46)	17	—	(29)
Unrealized foreign exchange gain or loss, net	(10)	10	—	—
Valuation gain or loss on financial instruments, net	(3)	(1)	3	(1)
Others	(1)	—	—	(1)
	$(1,464)	$31	$3	$(1,430)

For the year ended December 31, 2018

	January 1, 2018	Effect of Retrospective Application of IFRS 9 (Note 5)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Assets
Temporary differences
Defined benefit obligation	$1,723	$—	$134	$450	$2,307
Allowance for doubtful receivables over quota	289	—	146	—	435
Share of profits of associates and joint ventures accounted for using equity method	331	—	58	—	389
Deferred revenue	106	—	5	—	111
Impairment loss on property, plant and equipment	112	—	(19)	—	93
Valuation loss on inventory	23	—	65	—	88
Estimated warranty liabilities	22	—	4	—	26
Accrued award credits liabilities	15	—	(1)	—	14
Trade-in right	15	—	(5)	—	10
Property, plant and equipment	2	—	—	—	2
Unrealized foreign exchange loss, net	17	—	(16)	—	1
Others	29	—	8	—	37
	2,684	—	379	450	3,513
Loss carryforwards	46	—	(5)	—	41
	$2,730	$—	$374	$450	$3,554

	January 1, 2018	Effect of Retrospective Application of IFRS 9 (Note 5)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred Income Tax Liabilities
Temporary differences
Defined benefit obligation	$(1,265)	$—	$(567)	$—	$(1,832)
Land value incremental tax	(95)	—	—	—	(95)
Intangible assets	(39)	—	7	—	(32)
Deferred revenue foraward credits	(29)	—	(2)	—	(31)
Unrealized foreign exchange gain, net	—	—	(1)	—	(1)
Valuation gain or loss on financial instruments, net	(1)	1	—	—	—
Others	(1)	—	—	—	(1)
	$(1,430)	$1	$(563)	$—	$(1,992)

e.	Items for which no deferred income tax assets have been recognized

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2019	$138	$136
Expire in 2020	42	41
Expire in 2021	9	12
Expire in 2022	11	10
Expire in 2023	—	9
Expire in 2024	—	2
Expire in 2025	13	15
Expire in 2026	—	8
Expire in 2027	2	3
Expire in 2028	—	1
	$215	$237
Deductible temporary differences	$2	$1

f.	Information about unused loss carryforwards

As of December 31, 2018, unused loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$136	2019
41	2020
22	2021
11	2022
9	2023
2	2024
33	2025
12	2026
3	2027
8	2028
$277

g.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2015.  Income tax returns of Aval, CHSI, CHPT, HHI, SHE, and CHST have been examined by the tax authorities through 2016.  Income tax returns of SENAO, CHIEF, CHI, LED, Unigate, CLPT, SFD, CHYP, CHTSC, ISPOT, Youth, Youyi and SENYOUNG have been examined by the tax authorities through 2017.

33.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$40,485	$38,988	$37,557
Assumed conversion of all dilutive potential common stocks
Employee stock options, employee compensation of subsidiaries	(1)	—	(6)
Net income used to compute the diluted earnings per share	$40,484	$38,988	$37,551

Weighted Average Number of Common Stocks

(Millions Shares)

	Year Ended December 31
	2016	2017	2018
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee compensation	12	11	9
Weighted average number of common stocks used to compute the diluted earnings per share	7,769	7,768	7,766

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

34.	SHARE-BASED PAYMENT ARRANGEMENT
a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
		(In Thousands)	NT$
2012.05.28	2013.05.07	10,000	$66.20 (Original price$93.00)

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

The compensation costs of stock options granted on May 7, 2013, were$13 million and $4 million for the years ended December 31, 2016 and 2017, respectively. No compensation cost was recognized for the year ended December 31, 2018.

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

SENAO modified the plan terms of the outstanding stock options in July 2018, the exercise price changed from $70.70 to $66.20 per share.  The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the years ended December 31, 2016, 2017 and 2018 was as follows:

	Year Ended December 31, 2016
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	7,787	$81.40
Options exercised	—	—
Options forfeited	(1,200)	—
Options outstanding at end of the year	6,587	76.10
Options exercisable at end of the year	4,947	76.10
	Year Ended December 31, 2017
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	6,587	$76.10
Options exercised	—	—
Options forfeited	(661)	—
Options outstanding at end of the year	5,926	70.70
Options exercisable at end of the year	5,926	70.70

	Year Ended December 31, 2018
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	5,926	$70.70
Options exercised	—	—
Options forfeited	(608)	—
Options outstanding at end of the year	5,318	66.20
Options exercisable at end of the year	5,318	66.20

As of December 31, 2017 information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$70.70	5,926	1.35	$70.70	5,926	$70.70

As of December 31, 2018 information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$66.20	5,318	0.35	$66.20	5,318	$66.20

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	SENAO transferred the treasury stock

The Board of Directors of SENAO resolved to transfer treasury stock to specific employees in May and November 2017.  The aforementioned treasury stock transferred to employees were measured at the fair value of the grant date.  SENAO totally transfered 3,342 thousand shares of treasury stock and the compensation cost of $9 million was recognized for the year ended December 31, 2017.

The Board of Directors of SENAO resolved to transfer treasury stock 6,658 thousand shares to specific employees in April 2018.  The aforementioned treasury stock transferred to employees were measured at the fair value on the grant date.  The compensation cost of $15.6 million was recognized for the year ended December 31, 2018.

SENAO used the fair value method to evaluate share-based payment transaction using the Black-Scholes model and the related assumptions and the fair value of the option were as follows:

	Stock Options Granted on May 23, 2017	Stock Options Granted on November 17, 2017	Stock Options Granted on May 7, 2018
Grant-date share price (NT$)	$53.60	$51.00	$51.60
Exercise price (NT$)	$49.28	$49.28	$49.28
Dividends yield	—	—	—
Risk-free interest rate	0.59%	0.59%	0.59%
Expected life	9 days	14 days	18 days
Expected volatility	12.35%	9.94%	8.78%
Weighted average fair value of grants (NT$)	$4.33	$1.75	$2.34

Expected volatility was based on the historical share price volatility of SENAO over three months before the grant date.

c.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
			NT$
2015.11.17	2015.10.22	2,000	$34.40 (Original price$43.00)
2017.12.18	2017.12.19	950	$140.60 (Original price$147.00)
	2018.10.31	50	$147.00

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

The compensation costs for stock options granted on October 22, 2015 were $4 million, $3 million and $1 million for the years ended December 31, 2016, 2017 and 2018, respectively.

The compensation costs for stock options granted on December 19, 2017 were $0.1 million and $0.6 million for the years ended December 31, 2017 and 2018, respectively.

The compensation cost for stock options granted on October 31, 2018 was $0.1 million for the year ended December 31, 2018.

CHIEF modified the plan terms of stock options granted on October 22, 2015 in July 2016, the exercise price changed from $43.00 to $34.40 per share.  The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June and August 2018 and the exercise price changed from $147.00 to $144.10 and $144.10 to $140.60 per share, respectively.  The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2016, 2017 and 2018 was as follows:

	Year Ended December 31, 2016
	Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	2,000.00	$43.00
Options granted	—	—
Options forfeited	(52.00)	—
Options outstanding at end of the year	1,948.00	34.40
Options exercisable at end of the year	—	—

	Year Ended December 31, 2017
	Granted on October 22, 2015		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,948.00	$34.40	—	$—
Options granted	—	—	950.00	147.00
Options forfeited	(12.00)	—	—	—
Options outstanding at end of the year	1,936.00	34.40	950.00	147.00
Options exercisable at end of the year	968.00	34.40	—	—

	Year Ended December 31, 2018
	Granted on October 22, 2015		Granted on December 19, 2017		Granted on October 31, 2018
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,936.00	$34.40	950.00	$147.00	—	$—
Options granted	—	—	—	—	50.00	147.00
Options exercised	(1,027.25)	34.40	—	—	—	—
Options forfeited	(26.00)	—	(25.00)	—	—	—
Options outstanding at end of the year	882.75	34.40	925.00	140.60	50.00	147.00
Options exercisable at end of the year	416.50	34.40	—	—	—	—

As of December 31, 2017, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$34.40	1,936.00	2.81	$34.40	968.00	$34.40

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$147.00	950.00	4.96	$147.00	—	$—

As of December 31, 2018, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$34.40	882.75	1.81	$34.40	416.50	$34.40

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$140.60	925.00	3.96	$140.60	—	$—

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$147.00	50.00	4.83	$147.00	—	$—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on October 22, 2015	Stock Options Granted on December 19, 2017	Stock Options Granted on October 31, 2018
Grant-date share price (NT$)	$39.55	$95.92	$166.00
Exercise price (NT$)	$43.00	$147.00	$147.00
Dividends yield	—	—	—
Risk-free interest rate	0.86%	0.62%	0.72%
Expected life	5 years	5 years	5 years
Expected volatility	21.02%	17.35%	16.60%
Weighted average fair value of grants (NT$)	$4,863	$2,318	$33,540

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

d.	New shares reserved for subscription by employees under cash injection of CHIEF

In March 2018, the Board of Directors of CHIEF approved the cash injection to issue 7,842 thousand shares and simultaneously reserved 1,176 thousand shares for subscription by employees according to the Company Act of the ROC.  Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHIEF authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date.  No compensation cost was recognized for the year ended December 31, 2018.

CHIEF used the fair value method to evaluate the options granted to employees on May 22, 2018 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 22, 2018
Grant-date share price (NT$)	$156.41
Exercise price (NT$)	$170.00
Dividends yield	—
Risk-free interest rate	0.34%
Expected life	7 days
Expected volatility	14.33%
Weighted average fair value of grants (NT$)	$—

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

e.	New shares reserved for subscription by employees under cash injection of CHPT
1)	Capital Increase in March 2016

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

CHPT used the fair value method to evaluate the options granted to employees on September 18, 2017 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on September 18, 2017
Grant-date share price (NT$)	$1,295.00
Exercise price (NT$)	$1,267.33
Dividends yield	—
Risk-free interest rate	0.35%
Expected life	4 days
Expected volatility	28.30%
Weighted average fair value of grants (NT$)	$31.60

Expected volatility was based on the historical share price volatility of CHPT over the period equal to the expected life.

35.	NON-CASH TRANSACTIONS

For the years ended December 31, 2016, 2017 and 2018, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Increase in property, plant and equipment	$24,591	$26,069	$27,979
Other payables	(1,074)	806	571
	$23,517	$26,875	$28,550

36.	OPERATING LEASE ARRANGEMENTS
a.	The Company as lessee

Except for the ST-2 satellite referred in Note 40 to the consolidated financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan.  The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Within one year	$2,918	$3,439
Longer than one year but within five years	5,796	6,375
Longer than five years	779	744
	$9,493	$10,558

b.	The Company as lessor

The Company leases out some land and buildings.  The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Within one year	$353	$344
Longer than one year but within five years	659	580
Longer than five years	243	206
	$1,255	$1,130

37.	CAPITAL MANAGEMENT

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

38.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$—	$517
Hedging financial assets	—	1
Loans and receivables (Note a)	68,983	—
Available-for-sale financial assets	5,751	—
Financial assets at amortized cost (Note a)	—	70,241
Financial assets at FVOCI	—	6,933
Financial liabilities
Measured at FVTPL
Held for trading	1	1
Hedging derivative financial liabilities	1	—
Measured at amortized cost (Note b)	39,725	40,334

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables.  Please refer to Notes 7, 11, 14, 20 and 40.   Such amounts are reclassified as financial assets at amortized cost upon the application of IFRS 9 starting from 2018.

Note b:

The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.  Please refer to Notes 22, 23, 24, 25 and 40.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable as well as loans.  The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks.  These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

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

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Assets
USD	$5,584	$5,903
EUR	28	34
SGD	63	124
JPY	36	17
RMB	3	2
Liabilities
USD	4,964	6,999
EUR	1,323	1,217
SGD	96	51
JPY	12	14
RMB	—	—

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Assets
USD	$—	$—
EUR	—	1
Liabilities
USD	—	—
EUR	1	1

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies, USD, EUR, SGD, JPY and RMB, listed above.

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

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$54	$31	$(55)
EUR	(48)	(65)	(59)
SGD	5	(2)	4
JPY	—	1	—
RMB	1	—	—
Derivatives (b)
USD	3	6	3
EUR	8	3	10
Equity
Derivatives (c)
EUR	5	7	9
a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to the forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have the equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$25,911	$25,822
Cash flow interest rate risk
Financial assets	6,715	9,161
Financial liabilities	1,670	1,700

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $12 million, $13 million and $19 million for the years ended December 31, 2016, 2017 and 2018, respectively.  This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity.  Equity investments are held for strategic rather than trading purposes.  The management managed the risk through holding various risk portfolios.  Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2018 would have increased/decreased by $26 million, and $347 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVTOCI, respectively.  If equity prices had been 5% higher/lower, other comprehensive income would have increased/decreased by $126 million and $156 million as a result of the changes in fair value of available-for-sale assets for the years ended December 31, 2016 and 2017, respectively.

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

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Year	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
December 31, 2017
Non-derivative financial liabilities
Non-interest bearing	—	$41,884	$—	$3,197	$4,671	$—	$49,752
Floating interest rate instruments	0.97	50	—	20	1,600	—	1,670
		$41,934	$—	$3,217	$6,271	$—	$51,422
December 31, 2018
Non-derivative financial liabilities
Non-interest bearing	—	$41,808	$—	$2,890	$4,717	$—	$49,415
Floating interest rate instruments	0.98	—	—	100	1,600	—	1,700
		$41,808	$—	$2,990	$6,317	$—	$51,115

The following table detailed the Company’s liquidity analysis for its derivative financial instruments.  The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2017
Gross settled
Forward exchange contracts
Inflows	$125	$173	$36	$—	$334
Outflows	126	174	36	—	336
	$(1)	$(1)	$—	$—	$(2)
December 31, 2018
Gross settled
Forward exchange contracts
Inflows	$62	$238	$126	$—	$426
Outflows	62	238	126	—	426
	$—	$—	$—	$—	$—

2)	Financing facilities

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Unsecured bank loan facility
Amount used	$90	$133
Amount unused	45,749	46,328
	$45,839	$46,461
Secured bank loan facility
Amount used	$1,600	$1,600
Amount unused	1,910	1,340
	$3,510	$2,940

39.	FAIR VALUE INFORMATION

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

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

The Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated, no financial instruments need to be disclosed on balance sheet date.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2017

	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Listed securities
Equity investments	$3,125	$—	$—	$3,125
Financial liabilities at FVTPL
Derivative	$—	$1	$—	$1
Hedging derivative financial liabilities	$—	$1	$—	$1

December 31, 2018

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Non-listed stocks	$—	$—	$517	$517
Hedging financial assets	$—	$1	$—	$1
Financial assets at FVOCI
Equity investment	$2,900	$—	$4,033	$6,933
Financial liabilities at FVTPL
Derivatives	$—	$1	$—	$1

There were no transfers between Levels 1 and 2 for the years ended December 31, 2017 and 2018.

The reconciliations for financial assets measured at Level 3 are listed below:

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2018 (IAS 39)	$—	$—	$—
The effect on retrospective adjustment of applying IFRS 9	543	3,925	4,468
Balance at January 1, 2018 (IFRS 9)	543	3,925	4,468
Acquisition	—	290	290
Recognized in profit or loss under “Other gains and losses”	(26)	—	(26)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	(175)	(175)
Proceeds from return of investees	—	(7)	(7)
Balance at December 31, 2018	$517	$4,033	$4,550
Unrealized loss in 2018	$(26)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.
2)

For derivatives, fair values are estimated using discounted cash flow model.  Future cash flows are estimated based on observable inputs including foreign exchange rates at the end of the reporting periods, and forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach.  The significant unobservable inputs used were listed in the table below.  A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

December 31
2018
Discount for lack of marketability	12.73%-20.00%
Noncontrolling interests discount	24.41%-25.00%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table.  When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

December 31
2018
NT$
(In Millions)
Discount for lack of marketability 5% decrease	$268
Noncontrolling interests discount 5% decrease	$37

40.	RELATED PARTIES TRANSACTIONS

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

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
EnGenius Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
MeWorks LIMITED（HK）	Associate
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	Associate
Cornerstone Ventures Co., Ltd. (“CVC”)	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Taoyuan Aerotropolis Co., Ltd.	Investor of significant influence over TASUI

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note.  Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties.  When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements.  Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Associates	$292	$344	$344
Joint ventures	7	1	—
Others	49	65	94

	$348	$410	$438

	Operating Costs and Expenses
	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Associates	$1,405	$1,197	$1,304
Joint ventures	17	2	—
Others	74	71	75
	$1,496	$1,270	$1,379

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
		(In Millions)
Associates	$37	$32	$31
Others	—	—	—
	$37	$32	$31

3)	Receivables

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Associates	$43	$11
Others	6	13
	$49	$24

4)	Payables

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Associates	$680	$914
Others	4	4
	$684	$918

5)	Customers’ deposits

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Associates	$6	$6

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Associates	$313	$390	$312
Joint ventures	7	—	—
	$320	$390	$312

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SG$261 million), including a prepayment of $3,068 million, and the rest of amount should be paid annually when ST-2 satellite starts its official operation.  ST-2 satellite was launched in May 2011, and began its official operation in August 2011.  The total rental expense for the year ended December 31, 2016 was $394 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $190 million.  The total rental expense for the year ended December 31, 2017 was $392 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $188 million.  The total rental expense for the year ended December 31, 2018 was $394 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $190 million.  The prepaid rents (classified as prepayments) as of December 31, 2017 and 2018, were as follows:

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Prepaid rents - current	$204	$205
Prepaid rents - noncurrent	1,551	1,346
	$1,755	$1,551

c.	Compensation of key management personnel

The compensation of directors and other key management personnel for the years ended December 31, 2016, 2017 and 2018 were as follows:

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
		(In Millions)
Short-term employee benefits	$251	$254	$282
Post-employment benefits	8	9	10
Share-based payment	2	2	9
	$261	$265	$301

The compensation of directors and other key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	December 31
	2017	2018
	NT$	NT$
	(In Millions)
Property, plant and equipment	$2,550	$2,520
Land held under development (included in inventories)	1,999	1,999
Restricted assets (included in other assets - others)	3	3
	$4,552	$4,522

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

The Company’s significant contingent liabilities and recognized commitments, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $174 million as of December 31, 2018.
b.	Acquisitions of telecommunications equipment of $15,760 million as of December 31, 2018.
c.	Unused letters of credit amounting to $50 million as of December 31, 2018.
d.

A commitment to contribute $2,000 million to a Piping Fund administered by the Taipei City Government, of which $1,000 million was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000 million upon notification from the Taipei City Government.

e.	CHPT signed the contract for its headquarters construction amounted to $1,614 million in July 2017. The payment of $567 million has been made as of March 31, 2019.
43.	SIGNIFICANT SUBSEQUENT EVENTS

The participation of establishing Next Commercial Bank Co., Ltd. (“NCB”) was approved by Chunghwa’s Board of Directors in January 2019.  The Company expects to invest $4,500 million at most in NCB’s common stock and the Company’s equity ownership interest in NCB will be no more than 45%.  The establishment of NCB is subject to the approval of FSC.  As of March 31, 2019, Chunghwa prepaid $838 million for the application of establishment of NCB.

44.	SEGMENT INFORMATION

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

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

a.	Segment revenues and operating results

Analysis by reportable segment of revenues and operating results of continuing operations was as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2016
Revenues
From external customers	$72,784	$110,801	$28,100	$14,434	$3,872	$229,991
Intersegment revenues	22,669	2,530	4,734	2,680	4,122	36,735
Segment revenues	$95,453	$113,331	$32,834	$17,114	$7,994	266,726
Intersegment elimination						(36,735)
Consolidated revenues						$229,991
Segment income before income tax	$25,658	$13,926	$10,729	$1,098	$(1,998)	$49,413

Year ended December 31, 2017
Revenues
From external customers	$71,137	$109,376	$28,917	$13,552	$4,532	$227,514
Intersegment revenues	22,515	2,031	4,209	2,375	4,600	35,730
Segment revenues	$93,652	$111,407	$33,126	$15,927	$9,132	263,244
Intersegment elimination						(35,730)
Consolidated revenues						$227,514
Segment income before income tax	$24,888	$12,433	$11,118	$1,029	$(1,459)	$48,009

Year ended December 31, 2018
Revenues
From external customers	$66,753	$100,937	$29,813	$13,435	$4,545	$215,483
Intersegment revenues	17,125	1,702	4,038	2,234	5,008	30,107
Segment revenues	$83,878	$102,639	$33,851	$15,669	$9,553	245,590
Intersegment elimination						(30,107)
Consolidated revenues						$215,483
Segment income before income tax	$18,243	$15,328	$11,944	$1,024	$(1,553)	$44,986

b.	Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2016

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$515	$515
Interest income	$15	$11	$7	$6	$150	$189
Interest expenses	$—	$2	$—	$—	$18	$20
Operating costs and expenses	$64,230	$79,593	$13,160	$14,313	$10,094	$181,390
Depreciation and amortization	$16,414	$10,620	$3,626	$1,451	$374	$32,485
Capital expenditure	$9,846	$8,981	$2,718	$1,136	$836	$23,517
Impairment loss on property, plant and equipment	$—	$596	$—	$—	$—	$596
Reversal of impairment loss on investment properties	$148	$—	$—	$—	$—	$148

For the year ended December 31, 2017

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$419	$419
Interest income	$21	$15	$9	$15	$145	$205
Interest expenses	$—	$6	$—	$—	$16	$22
Operating costs and expenses	$62,795	$80,275	$13,288	$13,385	$10,963	$180,706
Depreciation and amortization	$15,614	$11,001	$3,385	$1,477	$453	$31,930
Capital expenditure	$11,647	$9,742	$2,779	$1,580	$1,127	$26,875
Reversal of impairment loss on investment properties	$11	$—	$—	$—	$—	$11

For the year ended December 31, 2018

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$509	$509
Interest income	$18	$12	$19	$28	$120	$197
Interest expenses	$—	$—	$—	$—	$18	$18
Operating costs and expenses	$59,430	$73,901	$13,766	$13,279	$11,573	$171,949
Depreciation and amortization	$15,027	$13,788	$3,121	$1,425	$448	$33,809
Capital expenditure	$12,693	$10,664	$2,729	$1,348	$1,116	$28,550
Reversal of impairment loss on investment properties	$19	$—	$—	$—	$—	$19

c.	Main products and service revenues

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Mobile services revenue	$78,788	$75,823	$63,906
Sales of product	35,377	37,649	41,289
Local telephone and domestic long distance telephone services revenue	34,531	32,247	29,996
Broadband access and domestic leased line services revenue	23,315	22,950	22,453
Data communications internet services revenue	20,906	21,143	21,137
International network and leased telephone services revenue	10,634	9,328	8,724
Others	26,440	28,374	27,978
	$229,991	$227,514	$215,483

d.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC.  The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services.  The geographic information for revenues was as follows:

	Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$218,933	$217,568	$205,696
Overseas	11,058	9,946	9,787
	$229,991	$227,514	$215,483

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, and Thailand and except for $4,445 million and $4,324 million as of December 31, 2017 and 2018, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.	Major customers

For the years ended December 31, 2016, 2017 and 2018, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.