Form 20-F
period 2019-12-31
CHUNGHWA TELECOM CO LTD
filed 2020-04-17
CIK 1132924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Fufu Shen
21-3 Hsinyi Road, Section 1, Taipei,
Taiwan, Republic of China
Tel: +886 2 2344-5488
E-mail: chtir@cht.com.tw
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value NT$10 per share	N/A	New York Stock Exchange*
American Depositary Shares, as evidenced by American	CHT	New York Stock Exchange
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

FISCAL YEAR ENDED DECEMBER 31, 2019

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

A. Selected Financial Data

The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheets data as of December 31, 2018 and 2019 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 set forth below are derived from our audited consolidated financial statements, which are not included this annual report. The consolidated financial statements have been prepared and presented in accordance with IFRSs.

	Year Ended December 31
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$	US$
		(in billions, except for per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues	231.8	230.0	227.5	215.5	207.5	6.9
Operating costs	(148.1)	(147.6)	(146.8)	(139.6)	(135.9)	(4.5)
Gross profit	83.7	82.4	80.7	75.9	71.6	2.4
Operating expenses	(33.2)	(33.8)	(33.9)	(32.4)	(30.8)	(1.0)
Other income and expenses	(0.1)	(0.5)	(0.1)	0.1	(0.1)	—
Income from operations	50.4	48.1	46.7	43.6	40.7	1.4
Non-operating income and expenses(1)	1.6	1.3	1.3	1.4	1.2	—
Income before income tax	52.0	49.4	48.0	45.0	41.9	1.4
Income tax expense	(9.1)	(7.8)	(7.8)	(6.4)	(8.0)	(0.3)
Consolidated net income	42.9	41.6	40.2	38.6	33.9	1.1
Attributable to:
Stockholders of the parent	42.1	40.5	39.0	37.6	32.9	1.1
Noncontrolling interests	0.8	1.1	1.2	1.0	1.0	—
	42.9	41.6	40.2	38.6	33.9	1.1
Earnings per share:
Basic	5.42	5.22	5.03	4.84	4.25	0.14
Diluted	5.41	5.21	5.02	4.83	4.24	0.14
Earnings per ADS equivalent:
Basic	54.19	52.19	50.26	48.41	42.47	1.42
Diluted	54.06	52.11	50.19	48.35	42.42	1.42

	As of December 31
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$	US$
			(in billions)
Consolidated Balance Sheets Data:
Working capital	13.3	17.5	15.4	28.5	27.9	0.9
Long-term investments(2)	10.5	7.2	8.1	10.2	15.1	0.4
Property, plant and equipment	296.4	291.2	288.7	288.9	283.7	9.5
Investment properties	7.9	8.1	8.0	8.3	8.2	0.3
Intangible assets	50.4	47.4	54.9	50.9	47.0	1.6
Net defined benefit assets	0.0	0.9	—	1.2	2.1	0.1
Total assets	452.8	446.9	450.9	467.1	477.1	15.9
Short-term loans	0.1	0.1	0.1	0.1	0.1	—
Current portion of long-term loans	—	—	—	—	—	—
Long-term loans(3)	1.7	1.6	1.6	1.6	1.6	0.1
Customers’ deposits	4.7	4.6	4.7	4.7	4.8	0.2
Net defined benefit liabilities	7.1	1.5	2.7	3.5	3.5	0.1
Deferred revenue	3.6	3.5	3.6	—	—	—
Total liabilities	83.4	79.9	81.5	82.5	92.8	3.1
Net assets	369.4	367.0	369.4	384.5	384.3	12.8
Capital stock	77.6	77.6	77.6	77.6	77.6	2.6
Equity attributable to stockholders of the parent	364.3	360.7	360.9	374.7	374.2	12.5
Noncontrolling interests	5.1	6.3	8.5	9.9	10.1	0.3

	Year Ended December 31
	2015	2016	2017	2018	2019
	NT$	NT$	NT$	NT$	NT$		US$
		(in billions, except for percentages and per share)
Consolidated Cash Flows Data:
Net cash provided by operating activities	76.3	65.0	70.9	66.4	72.4		2.4
Net cash used in investing activities	(30.4)	(21.7)	(36.7)	(32.6)	(27.1)		(0.9)
Net cash used in financing activities	(39.2)	(42.5)	(36.6)	(35.0)	(38.9)		(1.3)
Net increase (decrease) in cash and cash equivalents	6.7	0.8	(2.3)	(1.2)	6.4		0.2
Other Financial Data:
Gross margin(4)	36%	36%	35%	35%	34%		34%
Operating margin(5)	22%	21%	21%	20%	20%		20%
Net margin(6)	18%	18%	17%	17%	16%		16%
Capital expenditures	25.1	23.5	26.9	28.6	24.2		0.8
Depreciation and amortization	33.4	32.5	31.9	33.8	36.3		1.2
Cash dividends declared per share	5.4852	4.9419	4.796	4.479	4.226	(7)	0.1
Stock dividends declared per share	—	—	—	—	—		—

(1)

Includes interest income of NT$306 million, NT$189 million, NT$205 million, NT$197 million and NT$251 million (US$8.4 million) for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively, and interest expense of NT$33 million, NT$20 million, NT$22 million, NT$18 million and NT$104 million (US$3.5 million) for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

(2)

Data as of December 31, 2015, 2016, 2017 and 2018 included investments accounted for using equity method and noncurrent available-for-sale financial assets. Starting from 2018, upon initial application of IFRS 9 “Financial Instruments” (“IFRS 9”), the category includes investments accounted for using equity method, noncurrent financial assets at fair value through profit or loss and noncurrent financial assets at fair value through other comprehensive income.

(3)	Excludes current portion of long-term loans.
(4)	Represents gross profit divided by revenues.

(5)	Represents income from operations divided by revenues.
(6)	Represents net income attributed to stockholders of the parent divided by revenues.
(7)

Dividends for 2019, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2020 and are expected to be declared at our annual general stockholders’ meeting scheduled on May 29, 2020.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2019 have been translated into U.S. dollar amounts using US$1.00=NT$29.91, set forth in the statistical release of the Federal Reserve Board on December 31, 2019. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 7, 2020, the exchange rate was NT$30.08 to US$1.00.

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

For example, the NCC has been focused on promulgating rules related to digital convergence. On April 5, 2017 the NCC drafted “the Telecommunications Management Act” and “the Digital Communications Act” and submitted them to the Executive Yuan for review. On November 16, 2017, the Executive Yuan approved the drafts and submitted them to the Legislative Yuan. The Transportation Committee of the Legislative Yuan finished reviewing the drafts “the Digital Communications Act” and “the Telecommunications Management Act” on May 24, 2018 and March 14, 2019, respectively. “The Digital Communications Act” is currently consulted among political parties. “The Telecommunications Management Act” went through the entire Three Reading procedure of the Legislative Yuan on May 31, 2019, and was promulgated by the President on June 26, 2019, and the effective date will be set by the Executive Yuan. Now the NCC is drafting relevant sub-rules to complete the whole regulatory framework. “The Telecommunications Management Act” covers the following key areas: (i) to reduce the entry barrier to the telecommunications markets by changing the original concession/approval system to the registration system; (ii) to make sure that the general market players shall have only ordinary obligations to the minimum necessary extent, provided that certain players possessing a dominant market position as published by the competent authority will be subject to more stringent control measures; (iii) to open up domestic roaming, frequency transferring, frequency leasing, frequency lending or frequency sharing mechanisms; (iv) to scale down the range of assistance for telecommunications construction under the existing Telecommunications Act. The key point of the draft of “the Digital Communications Act” is to introduce the internet governance principle whereby self-discipline and public-private partnership are to be the main governance mechanism for the internet. “The Telecommunications Management Act” reduces the entry barrier to the telecommunications market and opens up the markets of domestic roaming as well as flexible usage of bandwidth frequencies to enable operators to share the resources, which is expected to increase the competition in the market. Also, it is likely that the Company will be regarded by the competent authority as possessing a dominant market position in specific telecommunication service markets and may, therefore, be subject to special obligations involving a higher level of control by the authority. In addition, in view of the scale-down range of assistance for telecommunications construction under the existing Telecommunications Act, the difficulty in the developing infrastructure of telecommunications networks might be greatly increased.

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

In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. As a dominant Type I service provider under the Republic of China Telecommunications Act, or Telecommunications Act, we are constrained in our ability to raise prices. For example, the NCC adopted several rounds of tariff reduction plan, resulting in a number of price reductions in the tariff structures relating to our domestic fixed communications services. On March 8, 2017, the NCC announced a plan for tariff reductions effective from April 1, 2017 to March 31, 2020. The reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, and to the monthly fees for fixed-line broadband access services (excluding fiber-to-the-home, or FTTH, fiber-to-the-building, or FTTB, asymmetric digital subscriber line, or ADSL, and the services which downlink and uplink speeds both over 100 Mbps). On March 5, 2020, the NCC announced a new round for tariff reductions effective from April 1, 2020 to March 31, 2024. The new round reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, and to the monthly fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over). See “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

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

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, in November 2017, we obtained 4G mobile broadband services spectrum in 1800MHz and 2100MHz frequency bands, which are valid until the end of 2030 and 2033, respectively. Furthermore, the NCC held the auction for the license of the fifth generation, or 5G, mobile networks in December 2019, and we obtained spectrum in 3.5GHz and 28GHz frequency bands in February 2020. If we are unable to successfully acquire and maintain the rights to use the licenses or frequency spectrums that we need for our future business operations, our business prospects and future results of operations may be materially and adversely affected.

Increasing market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

As of the date of this annual report, there are five mobile network operators in Taiwan providing 4G mobile broadband services. Each mobile network operator, including us, has been offering aggressive promotional programs to attract consumers, such as unlimited low-priced data plans, when many mobile network operators around the world have eliminated unlimited data plans. We cannot assure you that we will be able to raise our revenues from 5G mobile broadband services in light of the intense market competition, which could have a material adverse effect on our business prospects and our future results of operations.

The number of customers of the existing cable TV industry has been slightly larger. Cable operators mainly promote high-speed internet access and TV converging solutions, and the bundled price is about 10% to 20% off ours. Furthermore, they offer low-price promotions about 40% to 60% off ours for competitors’ users, and expand sales channels through cross-regional operations, such as China Network Systems Co., Ltd., or CNS, and cross-industry alliances, such as kbro Co., Ltd., or kbro, in alliance with momo.com Inc. As a result, we could face increased competition for our broadband access and Multimedia on Demand, or MOD, services. If we are unable to compete successfully with the cable operators for broadband access and MOD services, our results of operations could be impacted.

In addition, our over the top, or OTT, business may not be able to compete with video streaming providers, some of which invest extensively in contents and productions of original films and TV series. Although we have invited other OTT providers to provide contents onto our platform, we don’t rule out that our OTT customers might be attracted by its massive and exclusive titles, and our OTT business growth might slow down and be limited.

As the mobile data access speeds have increased as technologies advanced, many of our customers have replaced fixed broadband services with high-speed mobile broadband services. Rates of customer growth have declined in our fixed broadband and mobile businesses and may decline further, which may bring about further decreases in tariff rates and necessitate increases in our selling and promotional expenses. Any of these developments could adversely affect our business, financial condition and results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. In 2019, we did not record any losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons.

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

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. In particular, we could not afford the loss of any of our talents since attracting a qualified talent is getting more and more difficult. Moreover, increasing employees in connection with any expansion may cause intense competition of searching experienced personnel in the Taiwan telecommunications industry. The major three telecom operators in Taiwan, including us, are expanding the Information, Communication and Technology, or ICT, business and may increase the number of their employees as part of this expansion. In addition to telecom operators, some computer design companies and manufacturers are also expanding their business into this area and have been recruiting information technology related employees as well. We cannot assure you that we will be able to successfully attract and retain new information technology related employees. In addition, we may need to increase employee compensation levels in order to attract and retain personnel. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

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

We cannot assure you that services enabled by the new technologies we are implementing, such as 5G, Internet of Things, or IoT, Software-Defined Networking, or SDN, Network Functions Virtualization, or NFV, LTE WLAN Aggregation, or LWA, License Assisted Access, or LAA, Voice over LTE, or VoLTE, Wi-Fi Calling, Artificial Intelligence, or AI, Augmented Reality, or AR, Virtual Reality, or VR, Multi-access Edge Computing, or MEC, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost-effective. In addition, we have purchased equipment and technology infrastructure for the establishment of our 5G network from suppliers across the globe, including Europe. To the extent the Coronavirus Disease, or COVID-19, pandemic interrupts the production activities in these regions, the establishment of our 5G network could be delayed.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized an impairment loss for investment properties, equipment and intangible assets in the past. In 2019, we concluded that the recoverable amount representing the fair value less costs to sell investment properties was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$56.6 million (US$1.9 million) and the amount was recognized only to the extent of impairment losses that had been recognized in prior years. In 2019, our subsidiaries, Chunghwa Precision Test Tech. Co., Ltd., or CHPT and Chunghwa System Integration Co., Ltd., or CHSI also determined that parts of our miscellaneous equipment, construction in progress and equipment to be accepted are impaired and recognized impairment loss of NT$93.0 million (US$3.1 million). In 2019, we evaluated that certain of our other assets will not be used in the future and there was no active market for sale; therefore, our recoverable amount of such assets was nil and recognized an impairment loss of NT$44.0 million (US$1.5 million).

In 2019, our subsidiary, Senao International Co., Ltd., or SENAO, evaluated that the goodwill that arose in the acquisition of Youth Co., Ltd. and its subsidiaries, or Youth, and concluded that the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss on intangible assets of NT$9.0 million (US$0.3 million).

In addition, the NCC completed the auction for the license of 5G mobile networks in February 2020. After we acquired the frequency spectrum and paid concession fee for the right to use the license, we will need to amortize the amount as our operating costs during the valid term, which could adversely affect our consolidated results of operations.

Furthermore, we cannot assure you that we will be able to continue to maintain control of and consolidate the results of operations of our minority-owned subsidiaries. For example, we consolidate the results of operations of our subsidiary SENAO, because we have remained control over SENAO’s relevant activities and have control over the governance of the entity. Please refer to Note 3 and Note 14 to our consolidated financial statements included elsewhere in this annual report for details of the relationship between SENAO and its parent company. We cannot assure you that we will be able to continue maintaining control over SENAO’s relevant activities. If we lose control of our minority-owned subsidiary, we will no longer be able to consolidate the results of operations of such subsidiary, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and mobile broadband networks. To meet the increasingly robust high-bandwidth requirements of digital convergence services, we continue to expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. Also, after we obtained 5G mobile broadband services spectrum in 3.5 GHz and 28 GHz frequency bands, we start to construct our 5G mobile broadband network. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain the funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are constantly evaluating new growth opportunities in the broader telecommunications industry. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. Furthermore, the success of our emerging services like information security, internet data center, or IDC, and IoT services is substantially dependent on the availability of applications and devices that are being developed by third-party developers, and on whether we will be able to achieve a sustainable business model. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected. In addition, we may need to cooperate with certain third parties to deliver these new services. To the extent, these third parties fail to perform their obligations or we fail to thoroughly verify their qualifications and credentials, our ability to deliver these services or our financial condition and results of operations may be materially and adversely affected.

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

The Cyber Security Management Act came into force on January 1, 2019. According to the Act, a critical infrastructure provider shall satisfy the requirements of the cybersecurity responsibility level, to amend and implement the cybersecurity maintenance plan. If we fail to comply with such requirements, we may be subject to administrative penalties. We may suffer negative consequences, such as remedial costs, increased cybersecurity protection costs, lost revenues, litigation and reputational damage due to cyber attacks. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.”

Our largest stockholder may take actions that conflict with our public stockholders’ best interests.

As of December 31, 2019, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2019. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

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

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In particular, Taiwan’s economy is highly dependent on the technology industry, and any downturn in the global technology industry may have a material adverse effect on Taiwan’s economy, which in turn, could adversely affect the demand for our products and services. There have also been concerns over the armed conflicts, civil unrest and geopolitical uncertainty in the Middle East, and Asia Pacific (particularly Hong Kong, the South China Sea, and North Korea) , which has resulted or could result in higher volatility on oil prices and capital markets, and the economic slowdown in Mainland China and the United States, which could have a material adverse effect on economies around the world. There have also been concerns over the forecast for global economic slowdown, the US presidential election, the dispute on trade war from the US and China, the development of the Brexit and the COVID-19 pandemic, all of which could cause turbulence in the international and Taiwan’s financial markets as well. In particular, due to the COVID-19 pandemic, the stock markets in the United States have experienced significant volatility in March 2020, and the Dow Jones index even suffered the largest loss since October 1987. The global stock markets have also been impacted.

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

Any outbreak of contagious diseases may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any outbreak of contagious diseases, such as the COVID-19, influenza, Zika virus, dengue fever or Ebola virus, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. Recently the COVID-19 pandemic affects global economy, resulting in economic contraction and reducing customer willingness to spend more on high-end handset-bundled tariff plans. In addition, the pandemic affects the global production capacity and the supply chain of handsets, which leads customers to extend the replacement cycle. Therefore, our revenues generated from handset sales and mobile services may not achieve our original expectation. As a result, we cannot assure you that any outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Stockholders may have more difficulty protecting their interests under the laws of the ROC than they would under the laws of the United States.

Our corporate affairs are governed by our Articles of Incorporation, the Telecommunications Act, and starting from July 1, 2020, the Telecommunications Management Act, and by the laws governing corporations incorporated in the ROC. See “—Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer.” The rights of stockholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major stockholders of Taiwan companies do not owe fiduciary duties to minority stockholders. As a result, holders of our common shares and ADSs may have more difficulties in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public stockholders of a United States corporation.

Our actual financial results may differ materially from our published guidance.

Starting in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with the Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate our projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase overtime. For example, our revenue, operating income, net income and EPS for 2018 and 2019 were lower than our published guidance.

Our results of operations and financial condition under Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2019 that are expected to be declared at our 2020 annual general stockholders’ meeting are calculated based on Taiwan IFRSs. It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

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

Our common shares are traded on the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. During 2019, the TWSE Index reached a low of 9,382.51 on January 4, 2019, and peaked at 12,122.45 on December 18, 2019. On April 7, 2020, the TWSE Index closed at 9,996.39. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

The Telecommunications Act limits foreign ownership of our common shares. Prior to March 1, 2006, the MOTC, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the MOTC as the competent authority under the Telecommunications Act pursuant to the National Communications Commission Organization Act, or the Organization Act. The NCC and the MOTC reached an agreement on foreign ownership of Chunghwa Telecom, so an announcement issued by the MOTC on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. As of April 7, 2020, foreign direct holdings of our outstanding share capital is at 16.52%. If we fail to comply with the applicable foreign ownership limitations, our licenses to operate some of our businesses could be revoked. Moreover, we cannot predict the manner in which the NCC will exercise its authority over us, or whether NCC will lower the foreign ownership cap at any time.

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

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications, which was formerly the NCC. The common shares of the Company have been listed on the TWSE under the number “2412” since October 2000 and its ADSs have been listed on the NYSE under the symbol “CHT” since July 2003. We were privatized as a result of a secondary ADS offering and concurrent domestic auction of our common shares on August 12, 2005, as the ownership by the government of the ROC was reduced to less than 50%. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is https://www.cht.com.tw. The information on our website does not form a part of this annual report. Our agent for service of process in any suit or proceeding arising out of or relating to our shares, ADSs, American depository receipt, or ADR, and deposit agreement in the United States is CT Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include:

•

domestic fixed communications services, including local and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, domestic data services, ICT projects and other domestic services;

•	mobile communications services, including mobile voice and data services, sales of mobile handsets, ICT projects and other mobile services;
•

internet services, including data communication services, such as HiNet, application value-added services, or VAS, such as Big Data, information security, IDC, cloud and services provided to the government;

•

international fixed communications services, including ILD telephone services, international leased line services, international data services, satellite services, ICT projects and other international services; and

•	other services, including non-telecom services.

We enjoy leading positions across a number of areas in terms of both revenues and customers. We are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider. We are also Taiwan’s largest broadband access and internet service provider. As for the IPTV service, our MOD service is the largest video platform in Taiwan in terms of the number of customers. In 2019, our revenues were NT$207.5 billion (US$6.9 billion), our consolidated net income was NT$33.9 billion (US$1.1 billion) and our basic earnings per share was NT$4.25 (US$0.14).

In 2019, we made capital expenditures totaling NT$24.2 billion (US$0.8 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

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

Broad network coverage. In order to provide higher bandwidth services for our customers, we have been constructing our fiber to the x, or FTTx, network since 2003. We have successfully migrated many of our customers to higher speed FTTx service. As of December 31, 2019, network coverage of FTTx with speeds of 1 Gbps and higher was approximately 66.4%. In addition, our mobile communications network provides nationwide coverage. Our large mobile spectrum allocation together with our extensive network coverage positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores.

Brand awareness, distribution channels and customer service. Our brand “Chunghwa Telecom” has a reputation for quality and reliability. We serve our large customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution.” Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. We eagerly enhance user experience at different channels. We integrate our online store and offline channels, with our Big Data capability, to accelerate the development of our Online-to-Offline business. To enhance customers’ online experience, we provide customized online purchase processes by leveraging our capability to analyze Big Data, and accurately analyze customer preferences and behaviors, and target different customer groups for implementing accurate marketing initiatives to improve sales success rate and reduce marketing costs. Customers can apply for various services online through websites or APPs, and query related information in real time. Physical items such as mobile phones can also be delivered to homes. In addition, customers can also order online and enjoy quality services at designated offline stores to save waiting time.

In 2019, we obtained several domestic and international awards which recognized our service quality, corporate governance and our fulfillment of corporate social responsibility. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award of Telecom Company in Taiwan for 15 consecutive years since 2005. We also have been awarded The Asset Corporate Platinum Award by The Asset Magazine for seven consecutive years since 2013. In addition, we were also awarded Taiwan Mobile Service Provider, Taiwan Data Center Services Provider as well as Asia Pacific Emerging Market Telecom Service Provider of the Year in 2019 Frost & Sullivan Best Practices Awards.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge for future growth of emerging businesses. We also believe we will continue to attract and retain high-quality information technology talents.

We have the capital resources and technology to retain our leading position.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital intensive and growing businesses. We continue enhancement of our existing 4G mobile broadband networks, our expansion of FTTx broadband access services, IP-based MOD/OTT services, fixed-line/mobile VAS, ICT-related services and service platforms. In addition, we also deploy 5G Narrowband-IoT and LTE Cat-M1 networks for IoT applications, and we anticipate to launch 5G services in the third quarter of 2020. We will also continue to make investments in or to acquire other companies to enhance our emerging businesses and to further expand our business.

Advanced network technology. By the end of 2019, more than 66.35% of households in Taiwan can enjoy ultra-fast connectivity with our FTTH network within a week after subscribers’ application. We aim to achieve network coverage of FTTH with speed of 1 Gbps to 80% by 2020. In 2019, we also continued to enhance our 4G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. In 2019, our research and development expenses accounted for 1.9% of our revenues. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses—Research and Development” for descriptions about areas of our research and development. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our profit margins of ICT services by leveraging our strengths of research and development.

The telecommunications industry is experiencing an ongoing change. In 2019, to lay a solid foundation for our mid- to long-term development, we initiated a customer-centric transformation that focuses on the core business, emerging businesses, cost optimization, and improving our core competencies. We have made progress on all four fronts.

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

We endeavor to maintain our strong market position in telecommunication business and seek to expand the scope of our business beyond network services by offering service platforms and VAS to capture new opportunities and generate revenue growth, such as IoT platforms. We also continue to enhance our MOD/OTT service platform, which offers digital contents, live broadcasting, subscription video on demand, or SVoD, services.

Broadband services: We strive to maintain our broadband market share and average revenue per user, or ARPU, for our FTTx internet services. We expect to continue to offer various incentives for our FTTx customers to upgrade to 300Mbps~1Gbps or even higher speed FTTx services in 2020. We are continuing the build-out of our FTTx infrastructure, and we believe these efforts will help us maintain our competitive advantage for broadband services. A high-quality broadband network is also essential for our high-definition MOD services. By offering 4K services, we enable our customers to enjoy quality content via our MOD platform. We leverage our robust cloud infrastructure to offer IPTV/OTT services and stay abreast with international trends.

We also endeavor to improve our MOD business by facilitating the overall TV operational environment, and starting from August 2019, we launched optional service package by customized subscription mechanism to encourage user-centric perspective. We have been building relationships with content providers and service providers to offer attractive content and services. Our strategy on MOD/VOD/OTT services is to enrich content, including by providing movies, drama, and TV series for SVOD, to leverage our existing base of fixed broadband and 4G mobile broadband subscribers to boost our MOD and OTT subscribers. Our Hami Video VOD platform started to strengthen its content offering in the first quarter of 2019, including the introduction of various Hollywood blockbuster movies and simultaneous airing of popular TV drama from China and Korea. We also cooperate with production studios to produce TV dramas for simultaneous premiere on our various platforms.

Mobile Communications: We launched 4G mobile broadband services in 2014, and expect to launch 5G services in the third quarter of 2020. Our strategy for mobile services includes the following initiatives:

•	Maintaining 4G mobile broadband network quality to increase ARPU;
•	Reallocating resources to guide mobile subscriptions toward high-end plans;
•

Maintaining ample Wi-Fi hotspots to offer more wireless internet access service and to offload data traffic from our mobile networks; we had offered more than 56 thousand Wi-Fi hotspots by the end of 2019; and

•

Offering 5G service in 2020 with Narrowband-IoT and LTE Cat-M1 technology, and leveraging our technology capabilities and cooperating with potential partners to explore opportunities for future 5G IoT business development.

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet application VAS, such as Security Operation Center, or SOC, IDC and cloud services. In 2020, we will continue to promote out IDC, cloud (including Google Cloud Platform, Amazon Web Service, or AWS, and Microsoft Azure) and information security services to help our business customers to decrease management costs; we will also launch new services related to AI, Big Data and Smart Health.

Emerging services: We continue to leverage our core telecommunication infrastructure and services to expand ICT services. Our goal is to become the Leading Provider of Smart Life and the Enabler of Digital Economy. In order to drive the development of various emerging ICT services, we provide high-quality platforms, cooperate with strategic partners to build an industrial ecosystem, and combine with strategic investment, mergers and acquisitions. With the strength and reliability of our technologies and services, we believe that we have the competitive advantages to continue expanding our ICT services in the future. Furthermore, we have invested internet-only bank, Next Commercial Bank Ltd., Co., or NCB, with banking, insurance and retail partners. NCB preparatory office obtained the license in July 2019. NCB was established in January 2020 and plans to launch internet-only bank services in the second half of 2020.

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

Our short-term goal is to achieve customer-centric digital transformation. The important tasks need to be completed in recent years are as follows:

•

Constructing a digital transformation environment and providing business innovation services: promoting agile development, providing smart services by leverage our AI and Big Data capability to increase the ratio of transactions on digital channels, optimizing user experience/customer experience design, leveraging automation/intellectualization to transform workflow;

•	Optimizing system service efficiency and supporting business operation activities: promoting information systems into the cloud, sharing information technology resources; and
•

Expanding the use of information resources and effectively reducing operating costs: strengthening efficiency of resource allocation, more efficient procurements through centralization, digitalization, and specialization in the process.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. We continue to enhance mobile network and construct high capacity Wi-Fi/Fiber-Wireless networks to offload mobile network traffic. We will continue to leverage our core telecommunication infrastructure and services to expand the ICT business, including 5G services, cloud services, IoT, enterprise total solutions and government projects.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in growth areas, such as ICT services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators, and ICT solutions partners to diversify our business operations and enhance our service offerings. Starting from April 2019, our clients may access to Google Cloud’s Partner Interconnect service globally through our CHT Global EXchange Center, or CHT GXC. In October 2019, we became Dual Certification AWS Partner for both Advanced Consulting and Direct Connect to expand global cloud service footprint; in the same month, we signed a Letter of Intent for strategic cooperation with Microsoft, providing comprehensive cloud services including Infrastructure as a Service, Platform as a Service, and Software as a Service.

Acquisition and Investments. We have focused our acquisition strategy on making acquisitions of companies that we believe to be complementary to our long-term strategic goals. We have focused our investment strategy on the development of new businesses and the enhancement of our operational efficiency, especially the aspects of 5G and cybersecurity. Recently we have entered into the following notable transactions:

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

One of our consolidated subsidiaries, Chunghwa Precision Test Tech Co., Ltd., or CHPT, a semiconductor testing company, was listed on the General Stock Market of the Taipei Exchange (formerly known as Gre Tai Securities Market) since March 24, 2016. Benefitting from its advanced technology and one-stop shopping service, CHPT’s business continued to grow in the past few years. On March 23, 2018, we announced our plan to dispose of 1.5 million common shares of CHPT to fund future investment. By the end of 2019, we have disposed 1.3 million common shares of CHPT and our ownership interest in CHPT was 34.25%.

In the first quarter of 2018, we formed a three-to-five-year e-sports development strategy with 4Gamers Entertainment Inc., or 4Gamers, the largest e-sports platform in Taiwan. In July 2018, we completed a strategic investment in 4Gamers, obtaining 19.9% of its equity interests and a board seat. In addition to sponsoring various major e-sports events, we also established an e-sports broadcasting zone within our MOD platform to further attract e-sports fans and younger customers. In the future, we plan to further our presence in the e-sports industry and explore various new e-sports related business models with 4Gamers, as well as replicate our success in Taiwan to ASEAN countries such as Vietnam and Thailand.

Chunghwa PChome Fund I Co., Ltd. and Cornerstone Ventures Co., Ltd. were founded in October 2018, and we hold 50% and 49% of their equity interests, respectively. We invest these two companies in developing digital life and e-commerce ecosystem.

Pursuant to the government’s southbound development policy, we set up an office in Indonesia in January 2019 to expand our smart city and ICT businesses. In the mid- to long-term, we plan to seek cooperation with local partners in the ASEAN countries to capitalize on the strong market potential, facilitate Taiwanese companies to develop in those countries and explore opportunities for investment and merger and acquisition.

We have invested NCB in January 2020 and obtained 41.9% of its equity interests and 6 out of 15 seats of the board of directors. NCB plans to launch internet-only bank services in the second half of 2020.

The increase of investment in International Integrated System, Inc., or IISI, was approved by our board of directors in January 2020. Upon the completion of the transaction, our ownership interest in IISI is expected to increase to 52%. Therefore, we will gain control over IISI and treat it as a subsidiary. IISI provides system integration, IT solution and consultation.

Going forward, we will focus on digital economy and innovative businesses and may consider making other equity investments and acquisitions that we believe are complementary to our business and strategic goals. By cooperating with other companies and leveraging our advantages, we strive to gain market share in the 5G and AI IoT, or AIoT, business. Furthermore, we will continue to explore opportunities to strengthen our cooperation with companies in ASEAN countries and expand our geographic footprint, either in traditional telecommunication business and smart city ICT businesses.

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and intend to maintain a sustainable dividend policy. Under the ROC Company Act, companies are allowed to distribute special cash dividend from capital surplus. In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in February 2020, our payout ratio was 99.98% in 2019 after adjusting for unappropriated earnings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local telephone services and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, and other domestic services including ICT services. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$71.1 billion and NT$66.8 billion and NT$65.7 billion (US$2.2 billion), respectively, in 2017, 2018 and 2019, representing 31.3%, 31.0% and 31.7% of our total revenue in such periods.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Local telephone revenues:
Usage	11.3	9.9	8.5	285.3
Subscription	15.7	15.3	14.9	499.4
Interconnection	0.7	0.6	0.6	18.7
Pay telephone	0.2	0.2	0.1	4.5
Other	1.7	1.6	1.6	53.0
Total	29.6	27.6	25.7	860.9

We provide local telephone services to approximately 10.16 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 13.0%, 12.8% and 12.4% of our total revenues in 2017, 2018 and 2019, respectively. Approximately 73.5% of our local telephone customers as of December 31, 2019 were residential customers. We are the leader of the local telephone service market, with an average subscriber market share of approximately 93.3%, 93.0% and 92.5% in 2017, 2018 and 2019, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31
	2017	2018	2019
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,571	23,589	23,603
Fixed line customers:
Residential	7,883	7,675	7,472
Business	2,804	2,746	2,691
Total	10,687	10,421	10,163
Penetration rate (as a percentage of the population)	45.3%	44.2%	43.1%
Lines in service per household	0.91	0.88	0.85

(1)	Data from the Department of Population, Ministry of the Interior, ROC.

With the continued development of internet technologies, demand for local customer lines has been declining. The number of fixed-line customers decreased by 2.5% both in 2018 compared to 2017 and in 2019 compared to 2018. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to internet telephony services and voice over internet protocol, or VoIP, applications.

The following table sets forth information with respect to local telephone usage for the periods indicated.

	Year Ended December 31
	2017	2018	2019
	(in millions, except percentages)
Minutes from local calls (1)(2)	8,335	7,200	6,156
Growth rate (compared to the same period in the prior year)	(12.1)%	(13.6)%	(14.5)%

(1)	Includes minutes from local calls made on pay telephones and minutes from fixed line-to-mobile calls.
(2)	Calls to our HiNet internet service, which are recorded as part of our internet services, are not included in our local call minutes or revenues.

Minutes from local calls decreased in 2017, 2018 and 2019 due to the impact of mobile substitution and increased use of VoIP applications.

We charge our local telephone service customers a monthly fee and a usage fee. We also charge separate fees for some VAS. The monthly fees for our primary tariff plans are NT$70 for residential customers and NT$295 for business customers. Our primary peak time rate is NT$1.6 for three minutes, and our off-peak time rate is NT$1.0 for ten minutes. Our rates are the same for residential and business customers.

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	1.37	1.37	1.39
Growth rate (compared to the same period in the prior year)	—	—	1.5%

Average per minute usage charges remained relatively stable from 2018 to 2019.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$2.6 billion, NT$2.4 billion and NT$2.2 billion (US$0.1 billion) in 2017, 2018 and 2019, respectively, representing 1.2%, 1.1% and 1.1% of our total revenues in such periods. This decrease was mainly due to the continuous decline in call minutes resulting from the migration to mobile services and increased use of VoIP applications. Our average market share by minutes in the domestic long distance market was approximately 82.7%, 82.9% and 82.0% in 2017, 2018 and 2019, respectively.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling and virtual private networks, or VPN, services and others.

Broadband Access

We provide broadband internet access through connections based on our FTTx and ADSL technologies. Our revenues from our broadband access services in 2017, 2018 and 2019 were NT$18.7 billion, NT$18.3 billion and NT$18.0 billion (US$0.6 billion), respectively. We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services.

From 2017 to 2019, we continued accelerating our high-speed FTTx household coverage. We offer various promotional packages to encourage more migration of our FTTx subscribers to higher speed FTTx service. In 2019, FTTx revenue reached 93.9% of our total broadband revenue.

Our subscriber market share of Taiwan’s broadband market was approximately 72.5%, 70.8% and 68.0% in 2017, 2018 and 2019, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	Year Ended December 31
	2017	2018	2019
FTTx service customers (in thousands)	3,552	3,603	3,619
ADSL service customers (in thousands)	916	880	786

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

The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
ARPU for broadband services per month(1)	718	709	707
ARPU for FTTx services per month(2)	801	785	778

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

Our overall broadband ARPU decreased in 2018 and 2019 mainly due to increased competition in the market and the mandatory tariff reduction. For more details of the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other mobile and fixed-line service operators for interconnection with our fixed-line network and for connection within their networks. Our local and domestic long distance leased line services revenues were NT$4.3 billion, NT$4.2 billion and NT$4.1 billion (US$0.1 billion) in 2017, 2018 and 2019, respectively. Although the bandwidth leased to third parties increased, the revenue decreased year over year mainly due to the decline in rental fees.

Wi-Fi Services

As of December 31, 2017, 2018 and 2019, we had a total of approximately 2.7 million, 2.7 million and 2.8 million residential and business customers that leased our access points, respectively. In addition, we had more than 56 thousand hot spots in public areas by the end of 2019, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload mobile data network traffic.

MOD Services

Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our MOD customers can access TV programs, video-on-demand, OTT, and other services. We had over 206, including 195 high definition, or HD, broadcasting channels and over 35,000 hours of on-demand programs. In addition to our regular packaged offerings, we also offer SVoD services for film and drama. Furthermore, starting from 2017, our MOD platform successively offers OTT services such as KKTV, FOX+ and Netflix. As of December 31, 2019, we had 2.1 million MOD customers, including 1.3 million SVoD subscribers.

Our MOD revenues from 2017 to 2019 were NT$2.5 billion, NT$3.3 billion and NT$3.6 billion (US$120.5 million) in 2017, 2018 and 2019, respectively. The increase in revenue from 2017 to 2019 was mainly due to the increase in the number of IPTV and SVoD subscribers, which was attribute to the enhancement of exclusive contents. We are pleased to see that our IPTV customers continued to sign up for additional SVoD programs and OTT services. In addition, starting from August 2019, we launched an optional service package by customized subscription mechanism to cater customers’ needs. The slowdown in 2019 revenue growth is mainly due to the lack of major events to drive customer growth.

ICT and Other Services

Our ICT and other services in domestic fixed communications business include ICT services and corporate solutions. See “Emerging Services.”

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile services, sales of mobile handsets, tablets and wearable devices and ICT and other mobile services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2017, we generated revenues of NT$75.8 billion, or 33.3% of our total revenues, from mobile services. In 2018, we generated revenues of NT$63.9 billion, or 29.7% of our total revenues, from mobile services. In 2019, we generated revenues of NT$58.7 billion (US$2.0 billion), or 28.3% of our total revenues, from mobile services.

Our ARPU per month decreased to NT$506 in 2018 mainly due to fierce competition and the adoption of IFRS 15. See “—Competition—Mobile Communications.” Our ARPU per month decreased to NT$461 in 2019 mainly due to more fierce competition.

We remain the largest mobile operator in Taiwan in terms of revenues and number of customers, although the two smaller operators, Asia Pacific Telecom Co., Ltd., or APTG, and Taiwan Star Telecom Corporation Ltd., or T-Star, continue to offer low-priced data plans to gain customers. We had 10.6 million mobile customers, for a market share of approximately 36.5% of total mobile customers and approximately 37.9% of total mobile services revenues in Taiwan, as of December 31, 2019.

In October 2013, we obtained a 4G mobile broadband services spectrum of 10MHz paired spectrum in the 900MHz frequency band and 25MHz paired spectrum in the 1800MHz frequency band. We paid NT$39.1 billion to the government for the spectrum. The license is valid until December 31, 2030. We launched 4G mobile broadband services in May 2014.

In December 2015, we obtained an additional spectrum for 4G mobile broadband services of 30MHz paired spectrum in the 2500MHz and 2600MHz frequency bands, and we paid NT$10.0 billion to the government. The license is valid until December 31, 2033. We put these 2500MHz and 2600MHz frequency bands into use on March 24, 2016.

In November 2017, we further obtained spectrum for 4G mobile broadband services of 5MHz paired spectrum in the 1800MHz frequency band and 20MHz paired spectrum in the 2100MHz frequency band, and we paid NT$10.9 billion to the government. The license is valid until December 31 of 2030 and 2033, respectively.

In February 2020, we obtained spectrum for 5G mobile broadband services of 90MHz spectrum over 3.5GHz frequency bands and 600MHz spectrum over 28GHz frequency bands, and we paid NT$48.4 billion to the government. The license is valid until December 31 of 2040. We plan to launch 5G services in the third quarter of 2020.

Our 3G service license expired in December 2018, and we have ceased our 3G service afterward.

By the end of 2019, we commercially launched roaming services with 471 networks in 202 countries, including 233 LTE roaming partners in 116 countries. Meanwhile, we offer diverse and competitive roaming services in order to meet customers’ demands. By strategically cooperating with the chief mobile companies, ultimately we won high reputation and the best brand value in roaming market.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the Year Ended December 31
	2017	2018	2019
Taiwan population (in thousands)(1)	23,571	23,589	23,603
Total mobile revenues in Taiwan (in billions)(2)	NT$201.2	NT$176.1	NT$162.1
Annualized churn rate(3)	21.98%	18.37%	18.22%
Minutes of usage (in millions of minutes):
Incoming	8,424	6,939	5,887
Outgoing	8,722	7,272	6,214
Average minutes of usage per user per month(4)(5)	135	108	95

(1)	Data from the Department of Population, Ministry of the Interior, ROC.
(2)	Data from the statistical monthly release by the NCC, in the ROC, which include mobile revenues from 2G, 3G and 4G mobile broadband services.
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

The total mobile customers in Taiwan had reached approximately 29.2 million as of December 31, 2019. Mobile penetration was approximately 123.7% on the same date. The overall mobile services market experienced a decrease of 7.9% in revenues in 2019 mainly due to the low-priced data plans owing to market competition.

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

As of December 31, 2019, we had approximately 1.5 million prepaid customers, representing approximately 13.8% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

Sales of Mobile Handsets, Tablets and Wearable Devices

We engage in the distribution and sales of mobile handsets, tablets and wearable devices for use on our mobile network to customers through our directly-owned stores, our online store, our subsidiary SENAO, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution.”

ICT and Other Services

Our ICT and other services in our mobile communications business include ICT services and corporate solutions, which are leveraged by our Narrowband-IoT and LTE Cat-M1 networks. See “Emerging Services.”

Internet Business

Our internet business includes data communication services, application VAS and services provided to the government. Our revenues from internet business represented 12.7%, 13.8% and 14.5% of our revenues in 2017, 2018 and 2019, respectively. In 2019, our revenues from internet business as a percentage of our revenues increased mainly due to the increase in revenues generated from services such as HiLink, Intelligent Transportation System, or ITS, smart home and Big Data services, and attributable to the decrease in revenues generated from other segments.

Data Communication Services

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2017	2018	2019
	(in thousands)
Total internet subscribers in Taiwan	6,113	6,112	6,206
HiNet subscribers:
HiNet FTTx subscribers	3,294	3,341	3,353
HiNet ADSL subscribers	439	343	271
HiNet dial-up subscribers	400	387	375
Other access technology subscribers	1	1	1
Total HiNet subscribers	4,134	4,072	4,000

Our ISP service subscribers decreased from 2017 to 2019 mainly due to the competition from cable broadband operators and substitution by mobile broadband services. We are still the largest ISP in Taiwan, with a subscriber market share of 64.5% among 383 ISPs in ROC as of December 31, 2019. As of December 31, 2019, approximately 81.5% of our broadband customers were also HiNet subscribers, using HiNet as their ISP, and 91.9% of our FTTx service customers subscribe HiNet ISP service.

Application VAS and Services Provided to the Government

Application VAS and services provided to the government includes services regarding to IDC, cloud computing, information security and IoT. See “Emerging Services.” In 2017, we developed an open IoT application platform featured with functions of cloud computing, Big Data analysis, AI and AR, etc. to enlarge the cooperation with IoT industry as well as strengthen its domestic ecosystem. We will continue to explore new IoT applications such as remote water control, smart metering, smart lighting and smart agriculture.

International Fixed Communications Business

Our international fixed communications business includes ILD telephone services, international leased line services, satellite services and ICT and other international services.

ILD Telephone Services

We provide ILD telephone services in Taiwan. Our ILD services consist primarily of international direct dial services and the wholesale of ILD traffic. Total revenues from ILD telephone services comprised 3.2%, 3.0% and 2.2% of our revenues in 2017, 2018 and 2019, respectively. Our ILD telephone revenues decreased by 11.2% to NT$6.6 billion in 2018 primarily due to the intense competition from VoIP-based ILD service providers, free VoIP applications and other ILD service providers. Our ILD telephone revenues further decreased by 30.1% to NT$4.6 billion (US$0.2 billion) in 2019 due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic. Our average market share of the ILD market by minutes was approximately 62.5%, 70.3% and 69.6% in 2017, 2018 and 2019, respectively.

The following table sets forth information with respect to usage of our ILD services for the periods indicated.

	Year Ended December 31
	2017	2018	2019
	(in millions, except incoming/outgoing ratio)
Incoming minutes	756	650	394
Outgoing minutes	854	765	473
Total minutes	1,610	1,415	867
Incoming/outgoing ratio	0.89	0.85	0.83

Total incoming call volume decreased by 14.0% from 2017 to 2018, mainly due to the intensified market competition from VoIP-based ILD service providers, free VoIP applications and other ILD service providers. Total incoming call volume further decreased by 39.4% in 2019 due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic. Due to the same reasons, total outgoing call volume decreased by 10.4% from 2017 to 2018 and further decreased by 38.2% in 2019.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to a total of five undersea cable operators, including us, to engage in leased line services. Rental fees for ILD leased line are generally based on transmission speed and distance. We continue to experience a decline in rental fees for international leased lines, partly as a result of competition from other international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$1.9 billion, NT$2.2 billion and NT$2.5 billion (US$83.1 million) in 2017, 2018 and 2019, respectively, mainly due to our expansion to the overseas markets and growing demand from OTT providers.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years. Please refer to Note 38 to our consolidated financial statements included elsewhere in this annual report for further details.

In addition, we have two satellite communication centers that enable us to provide TV broadcasts, satellite VAS and backup systems for use in major emergencies. We also provide satellite services to Southeast Asia.

The government adjusted the frequency configuration of the 3.5GHz band in order to release the 5G license. The frequency of the two frequency converters of the ST-2 satellite C band will be transferred to 5G in May 2020. The government is evaluating the compensation amount to the company regarding the reduction of the frequency of the satellite.

ICT and Other Services

Our ICT and other services in our international fixed communications business include corporate solution services. See “Emerging Services.”

Others

Our other business segment includes our non-telecom services, including semiconductor testing components and printed circuit board sales made by our subsidiary, CHPT.

Emerging Services

The revenues from our ICT business are classified in “ICT and Other Services” of each business segment besides internet business. By integrating various technologies, such as cloud computing, information security, Big Data, IoT, and accelerating emerging services, we provide customized ICT total solutions to assist our business customers in improving efficiency and reducing management costs.

Through computer-driven data analysis, our iEN service can help companies and corporations implement energy-saving measures. In addition, our iEN can also support households as well as enterprises to build an automatic interior environment in areas including security, parking and communications.

We provide HiNet Advanced Networks Defense System, or ANDs, together with our subsidiary, CHT Security. ANDs can combine with HiNet Security Fleet solution to upgrade the security of users’ information systems. In 2020, we will proactively focus on the New eID project of the government.

Our IDC has been centralized management, and our Banqiao IDC will be the site of priority development to construct IDC clusters and enhance our international competitiveness.

We also provide Content Delivery Network, or CDN, service. This service is effective in speeding the delivery of content of websites with high traffic. The closer the CDN server is to the user geographically, the faster the content will be delivered to the user. We provide CDN service to internet content providers to ensure stable quality when programs are broadcasted. We will expedite CDN construction to enhance digital convergence product competitiveness. Besides, our CDN is effectively integrated with IDC. With the combined solution, customers can place the server in IDC as the origin site and CDN distribute the site traffic to the internet with high efficiency and stable quality.

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection fee revenues:
Fixed line	0.8	0.7	0.6	20.8
Mobile	2.1	1.3	0.9	29.3
Interconnection costs:
Fixed line	1.2	0.8	0.6	20.1
Mobile	2.5	1.9	1.6	53.1

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers is NT$0.4383 per minute during peak times and NT$0.2148 per minute during off-peak times. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

Our mobile interconnection revenues and costs decreased from 2017 to 2019 mainly due to (1) the NCC mandating a mobile interconnection rate reduction over a period of four years starting from November 2017 from NT$1.15 per minute to NT$0.571 per minute, and (2) decreasing traffic volume attributable to VoIP substitution.

Currently, for fixed-line-to-mobile calls, the fixed-line network operators have the right to set the rates of telecommunication fees and to be charged to customers, but fixed-line network operators have to pay interconnection fees to mobile network operators in accordance with the interconnection rate prescribed by the NCC. Fixed interconnection costs decreased from 2017 to 2019 mainly due to (1) reduction of mobile interconnection rate for fixed-line-to-mobile calls, and (2) decreasing traffic volume attributable to VoIP substitution.

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

•

Distribution Channels. We seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, to expand our sales channels more effectively, we also implement an external sales agent system by collaborating with SENAO, Synnex Technology International Corporation and Tsann Kuen Trans-Nation Group, which collaborations enable us to get closer to every customer. In addition, we have set an online store for years to improve our operational efficiency and to reach more young people.

•

Business Customers. We continually update and expand our ICT products such as Big Data analysis, information security and cloud computing to keep us as one-stop services provider to our corporate customers and inspiring them to improve their efficiency and competitiveness.

•

Branding. We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as MOD and Hami. We plan to leverage our leading market position and status to strengthen the overall advantage of our product brands.

Sales and Distribution

As of December 31, 2019, we had 17 operations offices for operations, 459 service centers and 15 customer service call centers for sales and customer service. In addition, in 2019, we enhanced user interface and user experience and simplified transaction process on our online store to improve customers’ experience, and visits to our online store were over 44 million times, with 13% growth rate compared with that in 2018.

We also had 255 SENAO exclusive service stores as of December 31, 2019. In January 2007, we acquired 31.33% equity ownership of SENAO, a major distributor of mobile handsets in Taiwan. SENAO has been listed on the TWSE under the number “2450” since May 2001. Our equity ownership in SENAO decreased from 31.33% as of January 15, 2007 to 28.18% as of March 31, 2020. Our investment in SENAO enhanced our mobile handset distribution and sales capabilities. Besides, customers can subscribe for our broadband service, MOD service and other services at SENAO retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and SENAO about our business cooperation.

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

•

Broadband access services: Major competitors in this field are five multiple-system operators, or MSOs, including kbro, CNS, TWM Broadband, Taiwan Fixed Network Co., Ltd. and Taiwan Optical Platform Co., Ltd., and one fiber broadband service provider, namely Taiwan Intelligent Fiber Optic Network. With the increasing speed of mobile data service, we also face fierce competition from mobile data providers. The broadband access service providers primarily compete on the basis of price and the bandwidth speed of services.

•

MOD services: Major competitors in this field include five cable TV MSOs, 27 independent cable TV operators as well as OTT service providers. These service providers compete on the basis of price and the multimedia content.

Mobile Communications

There are five mobile operators in Taiwan, including Chunghwa Telecom, Taiwan Mobile, Far EasTone, T-Star, and APTG. All of these five operators have 4G mobile broadband licenses. Each 4G mobile broadband network operator has been providing promotional programs to attract consumers, including unlimited data plans. In recent years, T-Star and APTG provided unlimited data plans with extremely low prices, and indeed acquired many subscribers. In 2018, the big three also offered unlimited low-priced data plans to maintain their market share. In 2019, we would like to bundle attractive handsets in order to raise our service revenues, but the result was not as expected.

In addition to the mobile network operators, the NCC has issued a total of 14 mobile virtual network operator, or MVNO, licenses, which allow operators without a spectrum allocation to provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider.

We compete in the mobile services market primarily on the basis of premium brand, quality of service, network reliability and attractiveness of service packages. See “Network Infrastructure—Mobile Services Network” for a discussion on our advantage of 4G mobile broadband services spectrum.

Internet

Our primary competitors in internet services are other internet services providers, including SeedNet and TWM Broadband. We compete in the internet services market primarily on the basis of technology, speed of transmission, amount of bandwidth available for use, network coverage and VAS.

International Fixed Communications

Our major competitors are TWM Broadband, New Century Infocomm Tech. Co., Ltd. and APTG, which have provided fixed-line services since June 2001. These operators are primarily focused on ILD services and enterprise customer services, which typically generate higher revenue than residential customers.

There are four submarine cable licenses granted by NCC since August 2001, including East Asia Network Inc., owned by Telstra, Reach Cable Networks Limited, owned by PCCW Global, FLAG Telecom Taiwan Services Limited, owned by GCX Corporation, and Taiwan International Gateway Corporation, offering international leased line services to the other fixed-line operators, internet service providers and international simple resale, or ISR, operators.

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

Approximately 12,505 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2019.

Transmission Networks

As of December 31, 2019, our transmission networks consisted of approximately 2.6 million fiber kilometers of fiber optic cable for trunking and approximately 9.7 million fiber kilometers of fiber optic cable for local loop.

Due to the emergence of Packet Transport Network, or PTN, technology, a cost-effective method for transmitting data services, we began the deployment of PTN in 2013. Due to the high utilization of our existing Re-configurable Optical Add-Drop Multiplexer, or ROADM, network, we began to introduce Optical Transport Network, or OTN, to meet the demand of 100G wavelength services in 2014. After completing a trial of per-wavelength transmission rates of 200 Gbps, we began to introduce the technology of 200Gbps per wavelength in our OTN network in 2018. We had deployed 53 100Gbps-wavelength and 27 200Gbps-wavelength in the OTN network and 1,590 GbEs in the PTN network by the end of 2019.

As part of our strategic focuses on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high-speed internet access and VPN. As of December 31, 2019, we have constructed 9.9 million FTTx ports. Our FTTx service can offer high-speed broadband internet access rates up to 1 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services for the customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2019, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 16 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2019, our Next Generation Network, or NGN core network capacity consisted of 2,040,000 local telephone subscribers, comprising 1,250,000 Session Initiation Protocol-based, or SIP-based, and 790,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We owned high-speed NGN Managed IP backbone network by the end of 2019 with 12 sets of 4Tbps switch routers for the inner core network and more than 34 sets of 4Tbps/1.6Tbps switch routers for the outer core network. The bandwidth of the network is approximately 2,060 Gbps as of the end of 2019. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 72 telecommunications service providers in 33 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had time-division multiplexing, or TDM, international gateway switches and NGN international gateway switch. We had a trunk capacity of 118,000 channels in total as of December 31, 2019.

In 2018, we started to build the Southeast Asia-Japan 2 Submarine Cable, or SJC2, with several Asian telecom companies. The cable will feature up to seven pairs of high capacity optical fiber with a total capacity of 126 Terabits per second. Its high capacity allows it to support high bandwidth intensive requirements such as the IoTs, robotics, analytics and AR or VR applications. As of December 31, 2019, we had invested in 21 submarine cables, 10 of which land in Taiwan. We had increased the capacity of each of our current submarine cables, increasing our aggregate total capacity from 9,706 Gbps in 2018 to 17,256 Gbps in 2019.

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

In May 2014, we launched our 4G mobile broadband services with 10MHz paired spectrum in the 900MHz frequency band and 25MHz paired spectrum in the 1800MHz frequency band. In December 2015, we obtained an additional spectrum for 4G mobile broadband services of 30MHz paired spectrum in the 2500MHz and 2600MHz frequency bands. In June 2017, we implement four frequency band CA technology into our 1800/2600MHz frequency band base stations that is expected to increase users’ downlink speed over 500 Mbps. In November 2017, we further obtained spectrum for 4G mobile broadband services of 5MHz paired spectrum in the 1800MHz frequency band and 20MHz paired spectrum in the 2100MHz frequency band. After that, we own three consecutive 20MHz spectrum in 1800MHz, 2100MHz and 2600MHz frequency bands, which may provide higher data transmission rates.

In February 2020, we acquired 5G spectrums allocated 90MHz bandwidth in the 3.5GHz frequency band and 600MHz bandwidth in the 28GHz frequency band. To meet the demand from our customers for 5G mobile broadband services, now we are deploying our 5G network.

We have also installed an intelligent network on our existing mobile services network infrastructure, which enables us to provide additional functions, such as prepaid and VPN services as well as a wide range of VAS.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 34 points of presence approximately 5,489,000 broadband remote access server ports and a backbone bandwidth of approximately 10,228 Gbps as of December 31, 2019. We aim to achieve HiNet’s points of presence and backbone bandwidth to approximately 12,328 Gbps by the end of 2020.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had high-speed internet protocol backbone network by the end of 2019 with 24 sets of 46Tbps/30Tbps /28.8Tbps/12.8Tbps/10.24Tbps/4.48Tbps switch routers for the inner core network and more than 58 sets of 10.56Tbps/5.28Tbps/4Tbps/2.64Tbps/1.6Tbps switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 16 domestic and four overseas point-of-presences and the total capacity is approximately 1,400 Gbps. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 1,702 Gbps as of December 31, 2019. As we expect that internet traffic flows to and from the United States will continue to increase, we have been continuously expanding our bandwidth to the United States. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, Thailand, the United Kingdom and Germany.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2019, we had 276 frame relay ports, 878 asynchronous transfer mode ports and approximately 116,570 multi-protocol label switching internet protocol VPN virtual ports.

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

Cybersecurity and Personal Information Protection

In order to ensure full security of our critical infrastructure and critical information infrastructure, we referenced Cybersecurity Framework, or CSF, of the National Institute of Standards and Technology in the U.S., as well as domestic and international standards and regulations, including Cyber Security Management Act, Personal

Information Protection Act, General Data Protection Regulation, or GDPR, BS10012, ISO27001, ISO27011, to establish our Cyber Security and Privacy Protection Risk Management Framework.

Our risk management committee tracks and manages risk control issues of cybersecurity and privacy protection on a monthly basis. When a risk is greater than our risk appetite, or where there is a major crisis, the convener of risk management committee will report to our audit committee, and if necessary, report to our board of directors accordingly. In 2019, there were no incidents of material risks arising from cybersecurity or personal information protection.

Our Senior Executive Vice President of Business serves as the Chief Information Security Officer, or CISO, and Data Protection Officer, or DPO, and formed an unit with Cyber Security Department, to (i) align regulations with technology advancement for new business development, (ii) coordinate the overall cybersecurity policy, (iii) enact and amend required security specifications, (iv) utilize equipment for centralized security monitor (v) defense and mitigate enterprise security risks, (vi) accelerate new business development, and (vii) provide customers with secure and reliable digital ecosystem.

To prevent increasing cyber risks and threats, we have established CHT SOC, which is responsible for security controls, and threats of smart detection and intelligence, quick incidents response since 2013. Key sequential measures are described below.

•

Identification: regulatory compliance, cybersecurity policy and procedures, cybersecurity roles and responsibilities, asset management, risk management strategy and assessment, supply chain management;

•

Protection: critical infrastructure security, network and system security, software/application development security, access control security, end-point security, operation and management security, data security, personal information security;

•	Detection: vulnerability analysis and patch management, multi-layer protection, intelligent SOC and multi-vector detection;
•	Response: incident report and response, anomaly analysis, forensics and decision-making, recovery and improvement plan, cybersecurity intelligence sharing and joint defense enhancing; and
•	Improvement: awareness training, cybersecurity and personal data incident drills, internal and external audits, third party certification, performance evaluation, continual improvement.

We evaluate security governance based on risk management orientation, and formulate annual key security measures and key performance indicators based on external trends, such as regulations, security threats, international standards, development trend, and internal risk assessment results, including internal and external audits, our SOC threats detected, crisis resolution and review, and incorporate them into our employees’ performance assessments. We review and adjust the security strategy, policy and procedures regularly, and comply with internal and external audits. The Company is required to pass government administrative security and privacy protection check and obtain third parties certifications, such as ISO 27001, ISO 27011, BS10012, CSA STAR Certification.

For more information, please refer to our website https://www.cht.com.tw/en/home/cht/sustainability/economic/cybersecurity-and-privacy-protection. The information on our website does not form a part of this annual report.

Property, plant and equipment

Our property, plant and equipment consist mainly of telecommunications equipment, land and buildings located throughout Taiwan. Although we have a significant amount of land and buildings throughout Taiwan, most of our properties are for operational use and only a small part of them are for investment purposes, which were classified as “investment properties” in our consolidated financial statements included in this annual report. Notes 16 and 18 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our “Property, plant and equipment” and “Investment properties,” respectively. See “Item 3. Key Information—D. Risk Factors—Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters” for a discussion of environmental issues that may affect utilization of our assets.

We are now focusing on rental income and will continue seeking development opportunities to increase the value of our land and buildings. We have received approximately NT$0.7 billion (US$22.8 million) in rental income from properties in 2019. We are also developing a commercial building in Nangang, Taipei City, and a staff dormitory in Taoyuan City to attract and maintain the outstanding human resource.

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

Except as disclosed in our annual report, we believe that we have not been involved in any legal or arbitration proceedings during 2017, 2018 and 2019 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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

Under the National Communications Commission Organization Act, or the Organization Act, the NCC was comprised of seven commissioners, which are full-time positions. The premier of the Executive Yuan shall nominate the commissioners and appoint one of them to serve as chairperson, and one as vice chairperson. The nomination shall be approved and appointed by the Legislative Yuan. The tenure of the commissioners is four years, and the commissioners may be re-appointed to serve a consecutive term. The chairperson Ting-I Chan and the vice chairperson Po-Tsung Wong resigned on April 3, 2019 and May 30, 2019, respectively. As a result, now there are five commissioners, and starting from May 30, 2019, the commissioner Yao-Xiang Chen became acting chairperson.

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

Granting of Licenses

Type I

Type I service providers are more closely regulated than Type II service providers. The government has broad powers to limit the number of providers and their business scope and to ensure that they meet their facilities roll-out obligations. Under the Telecommunications Act, Type I service providers are subject to pre-licensing merit reviews of their business plans and tariff rates.

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

Mobile Broadband Services. Pursuant to the Regulations for Administration of Mobile Broadband Businesses, the 4G mobile broadband service providers must obtain the concession license issued by the NCC before providing 4G mobile broadband services. The license granted for the application in 2013 is valid from the license issue date until December 31, 2030 and the license granted for the application in 2015 is valid from the license issue date until December 31, 2033. The license of 1800MHz and 2100MHz granted for the application in 2017 is valid from the license issue date until December 31, 2030, and December 31, 2033, respectively. The operation area of 4G mobile broadband services covers throughout the ROC.

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

•	the monthly fee for other local and domestic long distance leased lines
•	the interconnection fee for internet bandwidth interconnection
•	the set constant to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan, no increase in tariffs is allowed.

On March 5, 2020, the NCC announced a new round for tariff reduction effective from April 1, 2020 to March 31, 2024:

•	the set constant to be applied to the tariff adjustment for the fixed line integrated services is 2.15% and covers the following:
•	dominant providers of local network services and long-distance network services in Type I service
•	tariffs of the following:
•	the monthly fee for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12Mbps and below, and the services with downlink speed of 300 Mbps and over)
•	the set constant to be applied to the tariff adjustment for the fixed line integrated services is 7.48% and covers the following:
•	dominant providers of local network services and long-distance network services in Type I service
•	tariffs of the following:
•	wholesale prices of the following:
•

the monthly fee for leased lines services (including local and domestic long distance leased lines, but excluding the services with downlink speed of 2 Mbps and below) between internet service providers and their customers

•

the monthly fee for leased lines services (including local and domestic long distance leased lines, but excluding the services with downlink speed of 2 Mbps and below) between an internet service provider and another internet service provider

•

the monthly fee for the interconnection (including local and domestic long distance lines, but excluding the services with downlink speed of 2 Mbps and below) between a Type 1 telecommunication service provider and another Type 1 telecommunication service provider; the monthly fee for the interconnection (including local and domestic long distance lines, but excluding the services with downlink speed of 2 Mbps and below) between a Type 1 telecommunication service provider and a Type 2 telecommunication service provider who provides simple resale and network telephone service of E.164 user numbers

•	the monthly fee for other local and domestic long distance leased lines (excluding the services with downlink speed of 2 Mbps and below)
•	the interconnection fee for internet bandwidth interconnection
•	the set constant to be applied to the tariff adjustment for other Type 1 telecommunication services is the annual growth rate of the consumer price index in Taiwan, no increase in tariffs is allowed.

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

Interconnection Arrangements

The Telecommunications Act requires all Type I service providers to allow other Type I service providers and/or other Type II service providers access to their networks. It further requires Type I service providers, within three months upon request by the other service provider, to reach an agreement on the relevant terms for the interconnection. Prices charged for interconnection must be based on cost. If the parties fail to reach an agreement within three months, the NCC may, either at the request of the parties or on its own accord, arbitrates and determines the interconnection terms for the parties. The arrangement of network interconnection among telecommunications enterprises should follow the principle of transparency, reasonableness, non-discrimination, network unbundling and cost-based pricing.

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

On October 30, 2013, NCC completed the bidding process for the spectrum to provide 4G mobile broadband services and a total of 270MHz of FDD spectrum over 700MHz, 900MHz, and 1800MHz frequency bands have been assigned to six nominated bidders, including us, and the licenses will expire in December 2030. The spectrum for 4G mobile broadband services was released adhering to the principle of technological neutrality. On December 7, 2015, the NCC completed a second round of bidding on 4G mobile broadband spectrum. A total of 190MHz spectrum of the 2500MHz and 2600MHz frequency bands were assigned to four nominated bidders, including us, and the licenses will expire in December 2033. On November 15, 2017, the NCC completed a third round of bidding on 4G mobile broadband spectrum. A total of 130MHz of FDD spectrum over 1800MHz and 2100MHz frequency bands have been assigned to four nominated bidders, Far EasTone, Taiwan Mobile, T-Star and us, and the licenses will expire in December 2030 and 2033, respectively. On February 21, 2020, NCC completed the bidding process for the spectrum to provide 5G mobile broadband services. 270MHz spectrum over 3.5GHz frequency bands and 1600MHz spectrum over 28GHz frequency bands have been assigned to five nominated bidders, including us, and the licenses will expire in December 2040.

Provision of Universal Services

Under the Telecommunications Act, a Type I service provider may be required by the NCC, to provide universal telecommunications services in remote or unprofitable areas. These services include voice communication services, such as pay telephones, and data communication services, such as internet provision for libraries and public primary and secondary schools. All Type I service providers and certain Type II service providers designated by the NCC, will be required to contribute a fixed portion of their annual revenues to a universal services fund. Such a fund will be used to compensate for any losses, bad debts and management fees incurred by the relevant Type I service provider in providing the universal services. All providers of universal services cannot refuse any request for service, unless for legitimate reasons, and cannot charge more than the predetermined tariffs.

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

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2020. Please refer to Exhibit 8.1 for the subsidiaries’ jurisdiction of incorporation.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2019 have been translated into U.S. dollar amounts using US$1.00=NT$29.91, set forth in the statistical release of the Federal Reserve Board on December 31, 2019. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

Changes in our revenue composition and sources of revenue growth

Our domestic fixed communications business revenues are derived primarily from the provision of local, domestic long distance, broadband access, leased line service, MOD, and other domestic services including ICT, cloud services, corporate solution services, billing handling services and the leasing of real estate properties. In addition, we also derive fixed-line revenues from providing interconnection services to other carriers. Our revenues from mobile communications business are principally derived from the provision of mobile services, sales of mobile handsets, tablets and wearable devices and other mobile services. Our revenues from internet business are generated principally from HiNet internet service, data communication services, internet VAS, IDC, and other internet services including ICT and cloud services. Our revenues from international fixed communications business are derived primarily from ILD, international leased line, international data services, satellite services, and other international services. Our other revenues are principally derived from non-telecom services.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2017	2018	2019
Revenues:
Domestic fixed communications business	31.3%	31.0%	31.7%
Mobile communications business	48.1	46.9	46.0
Internet business	12.7	13.8	14.5
International fixed communications business	5.9	6.2	5.5
Others	2.0	2.1	2.3
Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last three years. We derive domestic fixed communications revenue from the provision of FTTx and ADSL access services that provides customers with data access lines. Revenue from domestic fixed communication decreased as a percentage of our total revenue in 2018 mainly due to the decline of domestic long distance and local call service revenue because of mobile and VoIP substitution. The percentage increased in 2019, mainly attributable to the increase in ICT revenues, which was partially offset by the decline of domestic long distance and local call service revenue mentioned above, and the decrease in fixed broadband access revenues. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business was a major contributor to our revenues over the last three years. In 2018 and 2019, the percentage of total revenues derived from mobile communications business decreased mainly attributable to the decline in service revenue, due to market competition and free VoIP applications. We believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of data communication services, application VAS and services provided to the government. In 2018, the percentage of revenues from internet services within total revenues increased mainly due to the increase in revenues generated from services such as IDC, HiLink, information security and IoT. In 2019, the percentage further increased mainly due to the revenues from services such as HiLink, ITS, smart home and Big Data services, and attributable to the decrease in revenues generated from other segments.

We derived our international fixed communications revenues mainly from ILD telephone services and international ICT services. In 2018, the percentage of total revenues derived from international fixed communications business increased mainly attributable to the increase in international leased line revenues, international data revenues and ICT revenues. In 2019, the percentage decreased mainly due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic.

Our other revenues increased from 2017 to 2019, and the increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

On March 8, 2017, the NCC announced a plan for tariff reductions effective from April 1, 2017 to March 31, 2020. The reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ∆CPI-5.1749%, and to the monthly fees for fixed-line broadband access services (excluding FTTH, FTTB, ADSL, and the services which downlink and uplink speeds both over 100 Mbps), which was subject to a reduction by ∆CPI-3.19%. The ∆CPI for 2018 that was used for the tariff reduction starting from April 1, 2019 was 1.35%. On March 5, 2020, the NCC announced a new round for tariff reductions effective from April 1, 2020 to March 31, 2024. The new round reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ∆CPI-7.48%, and to the monthly fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over), which was subject to a reduction by ∆CPI-2.15%. The ∆CPI for 2019 that was used for the tariff reduction starting from April 1, 2020 was 0.56%. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

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

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. Constructing fiber networks in new buildings and areas with demand for 500 Mbps and 1 Gbps per household, and 10 Gbps for enterprise in the near future is our priority. In order to achieve this goal, we may invest in new equipment with 10 Gbps Gigabit-capable Passive Optical Network technology in 2020. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2017, 2018 and 2019, personnel expenses represented 26.2%, 27.3% and 27.7% of our total operating costs and expenses, respectively, and pension costs represented 1.9%, 2.1% and 2.1% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2017		2018		2019
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	25.8	14.3%	26.2	15.2%	25.5	15.3%
Insurance	2.7	1.5	2.7	1.6	2.7	1.6
Pension	3.4	1.9	3.6	2.1	3.5	2.1
Other(1)	15.5	8.5	14.5	8.4	14.5	8.7
Total personnel expenses	47.4	26.2%	47.0	27.3%	46.2	27.7%
Total operating costs and expenses	180.7	100.0%	172.0	100.0%	166.7	100.0%

(1)	Includes employees’ compensation.

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

After-tax earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year were assessed with a 10% unappropriated earnings tax. According to the amendment to the Income Tax Law, the rate of the ROC unappropriated earnings tax is adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018 and the allowed tax credit (against our earnings generated since January 1, 2018) is canceled. Such amendment has been applied to our annual tax filings made starting January 1, 2019. See “Item 10. Additional Information—E. Taxation—ROC Taxation—Dividends.” Under IFRSs, the 5% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. Due to the reversal of the 10% unappropriated earnings tax accrued in 2017, which was much higher than that accrued of the 5% unappropriated earnings tax in 2018, net unappropriated earnings tax accrued in 2018 was lower than that accrued in 2019. As a result, our effective tax rate increased from 14.2% in 2018 to 19.0% in 2019, mainly due to the adjustment of tax rate of unappropriated earnings tax.

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

Revenue Recognition

Prior to 2018

Revenue from the sale of goods was recognized when the goods were delivered and titles have passed, at which time all the following conditions were satisfied:

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

Starting from 2018

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

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

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

Where we enter into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative standalone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

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

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by us; thus, revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, we are acting as a principal if we control the specified good or service before that good or service is transferred to a customer; otherwise, we are acting as an agent. When we are acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When we are acting as an agent, revenue is recognized as its share of transaction.

Impairment of Trade notes and Accounts Receivable

Prior to 2018

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

Starting from 2018

The provision for impairment of trade notes and accounts receivable is based on assumptions about risk of default and expected loss rates. We use judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on our past experience, current market conditions as well as forward-looking information at the end of each reporting period. For details of the key assumptions and inputs used, please refer to Note 10 to our consolidated financial statements included elsewhere in this annual report. Where the actual future cash flows are less than expected, a material impairment loss may arise.

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
Control over Subsidiaries

Some entities are our subsidiaries, although we only own less than 50% ownership interest in these entities. After considering our absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between us and other investors, potential voting interests and the written agreement between stockholders, the management concluded that we have a sufficiently dominant voting interest to direct the relevant activities of the entity and to have control over the governance of the entity and therefore we have control over these entities.

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

Prior to 2018

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

Starting from 2018

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

For the assets and liabilities measured at fair value without quoted prices in active markets, our management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities, please refer to Note 37 to our consolidated financial statements included elsewhere in this annual report. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. We update inputs periodically to monitor the appropriateness of the fair value measurement.

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

•during the period, an asset’s market value has declined significantly more than what would be expected as a result of the passage of time or normal use.

•significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated.

•market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially.

•the carrying amount of the net assets of the entity is more than its market capitalization.

•	Internal sources of information:

•evidence is available of obsolescence or physical damage of an asset.

•significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used.

•evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

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

In 2017, 2018 and 2019, we determined that some of our investment properties’ recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount and recognized reversals of impairment loss of NT$11 million, NT$19 million and NT$57 million (US$1.9 million), respectively.

In 2017 and 2019, our subsidiary, SENAO, evaluated that the goodwill that arose in the acquisition of Youth and its subsidiaries and concluded the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss of NT$9 million and NT$9 million (US$0.3 million), respectively. There was no impairment loss recognized in 2018.

In 2018, our subsidiary, SENAO, evaluated and determined that the recoverable amount of certain licensed contract was nil and recognized the impairment loss of NT$51 million.

In 2017 and 2018, there was no indication that property, plant and equipment was impaired, so we did not recognize any impairment loss. In 2019, our subsidiaries, CHPT and CHSI, evaluated that certain miscellaneous equipment, construction in progress and equipment to be accepted will not be used in the future and there was no active market for sale; therefore, we determined that the recoverable amount of such assets was nil and recognized impairment losses of NT$93 million (US$3.1 million).

In 2019, we evaluated that certain other assets will not be used in the future and there was no active market for sale; therefore, we determined that the recoverable amount of such assets was nil and recognized impairment losses of NT$44 million (US$1.5 million).

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

The carrying amount of deferred tax assets is reviewed at the balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

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

Leasing

Prior to 2019

As a lessor, we recognize rental income from operating leases on a straight-line basis over the term of the relevant lease.

As a lessee, we recognized operating lease payments as an expense on a straight-line basis over the lease term.

Starting from 2019

At the inception of a contract, we assess whether the contract is, or contains, a nature of lease.

As a lessor, we recognize rental income from operating leases on a straight-line basis over the term of the relevant lease.

As a lessee, we recognize right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying for recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities.  Right-of-use assets are presented separately on the consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined.  If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used. In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, we remeasure the lease liabilities with a corresponding adjustment to the right-of-use-assets.  However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. Lease liabilities are presented separately on the consolidated balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$
		(in billions)
Revenues:
Domestic Fixed Communications	71.1	66.8	65.7	2.2
Mobile communications	109.4	100.9	95.5	3.2
Internet	28.9	29.8	30.1	1.0
International fixed communications	13.6	13.4	11.5	0.4
Others	4.5	4.6	4.7	0.1
Total revenues	227.5	215.5	207.5	6.9
Operating costs	146.8	139.6	135.9	4.5
Operating expenses:
Marketing	25.4	23.2	22.2	0.7
General and administrative	4.6	4.6	4.8	0.2
Research and development	3.9	3.7	3.9	0.1
Expected credit loss	—	0.9	(0.1)	—
Total operating expenses	33.9	32.4	30.8	1.0
Other income and expenses	(0.1)	0.1	(0.1)	—
Income from operations	46.7	43.6	40.7	1.4
Non-operating income and expenses	1.3	1.4	1.2	—
Income before income tax	48.0	45.0	41.9	1.4
Income tax expense	7.8	6.4	8.0	0.3
Consolidated net income	40.2	38.6	33.9	1.1
Attributable to:
Stockholders of the parent	39.0	37.6	32.9	1.1
Noncontrolling interests	1.2	1.0	1.0	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2017	2018	2019
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	31.3%	31.0%	31.7%
Mobile communications	48.1	46.9	46.0
Internet	12.7	13.8	14.5
International fixed communications	5.9	6.2	5.5
Others	2.0	2.1	2.3
Total revenues	100.0%	100.0%	100.0%
Operating costs	64.6%	64.8%	65.5%
Operating expenses:
Marketing	11.2	10.8	10.7
General and administrative	2.0	2.1	2.3
Research and development	1.7	1.7	1.9
Expected credit loss	—	0.4	(0.1)
Total operating expenses	14.9	15.0	14.8
Other income and expenses	—	0.1	(0.1)
Income from operations	20.5	20.3	19.6
Non-operating income and expenses	0.6	0.6	0.6
Income before income tax	21.1	20.9	20.2
Income tax expense	3.4	3.0	3.9
Consolidated net income	17.7%	17.9%	16.3%
Attributable to:
Stockholders of the parent	17.2%	17.4%	15.9%
Noncontrolling interests	0.5%	0.5%	0.4%

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2019 compared with the year ended December 31, 2018

Revenues

Our revenues decreased by 3.7% from NT$215.5 billion in 2018 to NT$207.5 billion (US$6.9 billion) in 2019, primarily due to the decrease in revenues generated from mobile communications, international fixed communications and domestic fixed communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.0% and 31.7% of our revenues in 2018 and 2019, respectively. Our domestic fixed communications revenues decreased by 1.5% from NT$66.8 billion in 2018 to NT$65.7 billion (US$2.2 billion) in 2019 primarily due to a decrease in local and domestic long distance telephone and in broadband access revenues, which were partially offset by growth in ICT and MOD revenues.

Local telephone services. Our local telephone revenues decreased from NT$27.6 billion in 2018 to NT$25.7 billion (US$0.9 billion) in 2019 with a 14.5% decline in traffic volume from 7.2 billion minutes in 2018 to 6.2 billion minutes in 2019. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to internet telephone services and VoIP applications. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 9.5% from NT$2.4 billion in 2018 to NT$2.2 billion (US$0.1 billion) in 2019. This decrease was mainly due to the increased use of VoIP applications.

Broadband access. Revenues generated from broadband access slightly decreased from NT$18.3 billion in 2018 to NT$18.0 billion (US$0.6 billion) in 2019, mainly due to increased market competition and the mandatory tariff reduction.

Domestic leased line. Our tariffs for overall leased line services continued to decrease due to competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high-speed broadband services. Revenues generated from domestic leased line services slightly decreased from NT$4.2 billion in 2018 to NT$4.1 billion (US$0.1 billion) in 2019.

MOD. Revenues generated from our MOD services increased by 10.6% from NT$3.3 billion in 2018 to NT$3.6 billion (US$0.1 billion) in 2019. This increase was due to the increase in the number of IPTV and SVoD subscribers.

Domestic ICT and other services. Other revenues increased by 9.4% from NT$11.0 billion in 2018 to NT$12.1 billion (US$0.4 billion) in 2019. This was mainly due to the increased revenue from ICT projects.

Mobile communications

Revenues from our mobile communications business accounted for 46.9% and 46.0% of our revenues in 2018 and 2019, respectively. Revenues from our mobile communications business decreased by 5.4% from NT$100.9 billion in 2018 to NT$95.5 billion (US$3.2 billion) in 2019. This decrease was due to the decline in mobile service revenues and in sales of mobile handsets, tablets and wearable devices.

Mobile services. Revenues from our mobile services accounted for 29.7% and 28.3% of our revenues in 2018 and 2019, respectively. Revenues from our mobile services decreased by 8.1% from NT$63.9 billion in 2018 to NT$58.7 billion (US$2.0 billion) in 2019 due to market competition.

Sales of mobile handsets, tablets and wearable devices. Revenues from our sales of mobile handsets, tablets and wearable devices accounted for 16.6% and 17.1% of our revenues in 2018 and 2019, respectively. Revenues from our sales of mobile handsets, tablets and wearable devices decreased by 0.4% from NT$35.7 billion in 2018 to NT$35.5 billion (US$1.2 billion) in 2019 mainly due to the decrease in the number of handset sales derived from fewer handset-bundled subscriptions.

Internet

Revenues from internet business accounted for 13.8% and 14.5% of our revenues in 2018 and 2019, respectively. Revenues from our internet services increased by 0.9% from NT$29.8 billion in 2018 to NT$30.1 billion (US$1.0 billion) in 2019 mainly due to the increase in revenues generated from services such as HiLink, ITS, smart home and Big Data services.

International fixed communications

International fixed communications revenues accounted for 6.2% and 5.5% of our revenues in 2018 and 2019, respectively. Our international fixed communications revenues decreased by 14.5% from NT$13.4 billion in 2018 to NT$11.5 billion (US$0.4 billion) in 2019. This decrease was mainly due to the decrease in revenues generated from ILD telephone service.

ILD telephone services. Our ILD telephone revenues decreased by 30.1% from NT$6.6 billion in 2018 to NT$4.6 billion (US$0.2 billion) in 2019 due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic.

International leased line and international data services. Our international leased line and international data revenues increased by 2.6% from NT$4.4 billion in 2018 to NT$4.5 billion (US$0.1 billion) in 2019. The increase was mainly due to growing demand from OTT providers.

International ICT and other services. Our international ICT and other revenues decreased by 6.2% from NT$1.9 billion in 2018 to NT$1.8 billion (US$0.1 billion) in 2019. The decrease mainly generated from our subsidiary Chunghwa Telecom Singapore Pte., Ltd.

Others

Other revenues accounted for 2.1% and 2.3% of our revenues in 2018 and 2019, respectively. Our other revenues increased from NT$4.6 billion in 2018 to NT$4.7 billion (US$0.1 billion) in 2019. The increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Operating Costs

Our operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs decreased by 2.6% from NT$139.6 billion in 2018 to NT$135.9 billion (US$4.5 billion) in 2019. This decrease was primarily due to a decrease of NT$2.1 billion (US$0.1 billion) in interconnection and service costs, a decrease of NT$0.8 billion (US$25.3 million) in personnel expenses, and a decrease of NT$0.6 billion (US$20.8 million) in marketing expenses.

Operating Expenses

Our operating expenses decreased by 5.0% from NT$32.4 billion in 2018 to NT$30.8 billion (US$1.0 billion) in 2019.

Marketing

Our marketing expenses decreased by 4.1% from NT$23.2 billion in 2018 to NT$22.2 billion (US$0.7 billion) in 2019. This decrease was primarily due to a decrease in personnel expenses, postage fees and depreciation expenses.

General and administrative

Our general and administrative expenses increased by 3.7% from NT$4.6 billion in 2018 to NT$4.8 billion (US$0.2 billion) in 2019. This increase was primarily due to an increase in personnel expenses.

Research and development

Our research and development expenses increased by 5.8% from NT$3.7 billion in 2018 to NT$3.9 billion (US$0.1 billion) in 2019. This increase was primarily due to an increase in personnel expenses and professional service expenses.

Expected credit loss

We recognized expected credit loss of NT$0.9 billion in 2018 and reversal of credit loss of NT$0.1 billion (US$4.0 million) in 2019, respectively.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2019
Operating costs and expenses	62.3	85.8	21.5	12.8	12.9	(28.6)	166.7
Depreciation and amortization	14.8	16.3	2.9	1.5	0.8	—	36.3
For the year ended December 31, 2018
Operating costs and expenses	65.7	87.6	21.9	14.7	12.2	(30.1)	172.0
Depreciation and amortization	15.0	13.8	3.1	1.4	0.5	—	33.8

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 5.1% from NT$65.7 billion in 2018 to NT$62.3 billion (US$2.1 billion) in 2019, primarily due to a decrease of NT$0.9 billion (US$30.1 million) in personnel expenses, a decrease of NT$0.9 billion (US$30.1 million) in expected credit losses, a decrease of NT$0.5 billion (US$15.4 million) in maintenance and professional service expenses, a decrease of NT$0.4 billion (US$14.0 million) in depreciation and rental expenses and a decrease of NT$0.4 billion (US$13.4 million) in interconnection costs.

Mobile communications

Our mobile communications operating costs and expenses decreased by 2.0% from NT$87.6 billion in 2018 to NT$85.8 billion (US$2.9 billion) in 2019. This decrease was primarily due to a decrease of NT$0.6 billion (US$21.4 million) in marketing expenses, a decrease of NT$0.6 billion (US$19.4 million) in intersegment leased line expenses, and a decrease of NT$0.3 billion (US$10.7 million) in cost of goods sold.

Internet

Our internet operating costs and expenses decreased by 1.9% from NT$21.9 billion in 2018 to NT$21.5 billion (US$0.7 billion) in 2019. This decrease was primarily due to a decrease of NT$0.5 billion (US$15.4 million) in intersegment leased line expenses.

International fixed communications

Our international fixed communications costs and expenses decreased by 12.9% from NT$14.7 billion in 2018 to NT$12.8 billion (US$0.4 billion) in 2019. The decrease was primarily due to a decrease of NT$1.6 billion (US$0.1 billion) in international settlement costs.

Others

The costs and expenses from our other business increased by 5.8% from NT$12.2 billion in 2018 to NT$12.9 billion (US$0.4 billion) in 2019. The increase was primarily due to an increase of NT$0.3 billion (US$11.0 million) in operating costs and expenses from our subsidiaries, and an increase of NT$0.2 billion (US$6.7 million) in provision for inventory and obsolescence.

Other Income and Expenses

We recorded net other income of NT$0.1 billion in 2018 and net other expense of NT$0.1 billion (US$4.0 million) in 2019, respectively. The differences between 2018 and 2019 were primarily due to the compensation payment of land from Taoyuan City Government in 2018 and impairment loss on property, plant and equipment in 2019.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 6.9% from NT$43.6 billion in 2018 to NT$40.7 billion (US$1.4 billion) in 2019. Our operating margin decreased from 20.3% in 2018 to 19.6% in 2019.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2019
Revenues from external customers	65.7	95.5	30.1	11.5	4.7	—	207.5
Intersegment service revenues	16.1	1.6	4.0	2.1	4.8	(28.6)	—
	81.8	97.1	34.1	13.6	9.5	(28.6)	207.5
Segment income before income tax	19.5	11.3	12.5	0.8	(2.2)	—	41.9
For the year ended December 31, 2018
Revenues from external customers	66.8	100.9	29.8	13.4	4.6	—	215.5
Intersegment service revenues	17.1	1.7	4.0	2.3	5.0	(30.1)	—
	83.9	102.6	33.8	15.7	9.6	(30.1)	215.5
Segment income before income tax	18.3	15.3	12.0	1.0	(1.6)	—	45.0

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 7.1% from NT$18.3 billion in 2018 to NT$19.5 billion (US$0.7 billion) in 2019; segment income before tax for our mobile communications business decreased by 26.6% from NT$15.3 billion in 2018 to NT$11.3 billion (US$0.4 billion) in 2019; segment income before tax for our internet business increased by 4.8% from NT$12.0 billion in 2018 to NT$12.5 billion (US$0.4 billion) in 2019; segment income before tax for our international fixed communications business decreased by 22.0% from NT$1.0 billion in 2018 to NT$0.8 billion (US$26.7 million) in 2019; and segment loss for our other business segments increased by 43.9% from NT$1.6 billion in 2018 to NT$2.2 billion (US$0.1 billion) in 2019.

Non-operating Income and Expenses

Our non-operating income decreased from NT$1.4 billion in 2018 to NT$1.2 billion (US$41.0 million) in 2019. The decrease was primarily due to an increase in interest expense.

Income Tax

Our income tax was NT$6.4 billion and NT$8.0 billion (US$0.3 billion) in 2018 and 2019, respectively. In 2018, due to the reversal of the 10% unappropriated earnings tax accrued in 2017, which was much higher than that accrued of the 5% unappropriated earnings tax in 2018, net unappropriated earnings tax accrued in 2018 was lower than that accrued in 2019. As a result, our effective tax rate increased from 14.2% in 2018 to 19.0% in 2019. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$37.6 billion and NT$32.9 billion (US$1.1 billion) in 2018 and 2019, respectively. Our net margin decreased from 17.4% in 2018 to 15.9% in 2019.

The year ended December 31, 2018 compared with the year ended December 31, 2017

Revenues

Our revenues decreased by 5.3% from NT$227.5 billion in 2017 to NT$215.5 billion in 2018, primarily due to the decrease in revenues generated from mobile communications and domestic fixed communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.3% and 31.0% of our revenues in 2017 and 2018, respectively. Our domestic fixed communications revenues decreased by 6.2% from NT$71.1 billion in 2017 to NT$66.8 billion in 2018 primarily due to a decrease in local and domestic long distance telephone revenues and a decrease in ICT revenues generated by enterprises and government, which were partially offset by growth in MOD revenues.

Local telephone services. Our local telephone revenues decreased from NT$29.6 billion in 2017 to NT$27.6 billion in 2018 with a 13.6% decline in traffic volume from 8.3 billion minutes in 2017 to 7.2 billion minutes in 2018. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to internet telephone services and VoIP applications. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 8.4% from NT$2.6 billion in 2017 to NT$2.4 billion in 2018. This decrease was mainly due to the increased use of VoIP applications.

Broadband access. The number of our FTTx customers increased from approximately 3.6 million in 2017 to 3.6 million in 2018. Revenues generated from broadband access slightly decreased from NT$18.7 billion in 2017 to NT$18.3 billion in 2018, mainly due to increased competition in the market and the mandatory tariff reduction.

Domestic leased line. Our tariffs for overall leased line services continued to decrease due to competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high-speed broadband services. Revenues generated from domestic leased line services slightly decreased from NT$4.3 billion in 2017 to NT$4.2 billion in 2018.

MOD. Revenues generated from our MOD services increased by 27.7% from NT$2.5 billion in 2017 to NT$3.3 billion in 2018. This increase was due to the increase in the number of IPTV and SVoD subscribers.

Domestic ICT and other services. Other revenues decreased by 17.5% from NT$13.4 billion in 2017 to NT$11.0 billion in 2018. This decrease was mainly due to the decreased revenue from ICT projects.

Mobile communications

Revenues from our mobile communications business accounted for 48.1% and 46.9% of our revenues in 2017 and 2018, respectively. Revenues from our mobile communications business decreased by 7.7% from NT$109.4 billion in 2017 to NT$100.9 billion in 2018. This decrease was due to the decline in mobile service revenues and was partially offset by growth in sales of mobile handsets, tablets and data cards.

Mobile services. Revenues from our mobile services accounted for 33.3% and 29.7% of our revenues in 2017 and 2018, respectively. Revenues from our mobile services decreased by 15.7% from NT$75.8 billion in 2017 to NT$ 63.9 billion in 2018 due to market competition, mobile voice traffic decline, and the adoption of IFRS 15. The decrease in mobile voice telecommunication traffic was mainly due to migration to free VoIP applications. Please refer to Note 5 to our consolidated financial statements included elsewhere in this annual report for details of application of new IFRSs.

Sales of mobile handsets, tablets and data cards. Revenues from our sales of mobile handsets, tablets and data cards accounted for 14.2% and 16.6% of our revenues in 2017 and 2018, respectively. Revenues from our sales of mobile handsets, tablets and data cards increased by 10.9% from NT$32.2 billion in 2017 to NT$35.7 billion in 2018 mainly due to the increase in the unit price of handsets and the adoption of IFRS 15. Please refer to Note 5 to our consolidated financial statements included elsewhere in this annual report for details of application of new IFRSs.

Internet

Revenues from internet business accounted for 12.7% and 13.8% of our revenues in 2017 and 2018, respectively. Revenues from our internet services increased by 3.1% from NT$28.9 billion in 2017 to NT$29.8 billion in 2018 mainly due to the increase in revenues generated from services such as IDC, HiLink, information security and IoT.

International fixed communications

International fixed communications revenues accounted for 5.9% and 6.2% of our revenues in 2017 and 2018, respectively. Our international fixed communications revenues decreased by 0.9% from NT$13.6 billion in 2017 to NT$13.4 billion in 2018. This decrease was mainly due to the decrease in revenues generated from ILD telephone service.

ILD telephone services. Our ILD telephone revenues decreased by 11.2% from NT$7.4 billion in 2017 to NT$6.6 billion in 2018 due to the migration to VoIP-based ILD service providers and free VoIP applications.

International leased line and international data services. Our international leased line and international data revenues increased by 12.8% from NT$3.9 billion in 2017 to NT$4.4 billion in 2018. The increase was mainly due to our expansion to overseas markets and increased demand for our international leased line, IP Transit and VPN services.

International ICT and other services. Our international ICT and other revenues increased by 12.7% from NT$1.7 billion in 2017 to NT$1.9 billion in 2018. The increase was mainly due to the increase in ICT revenues.

Others

Other revenues accounted for 2.0% and 2.1% of our revenues in 2017 and 2018, respectively. Our other revenues increased from NT$4.5 billion in 2017 to NT$4.6 billion in 2018. The increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Operating Costs

Our operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs decreased by 5.0% from NT$146.8 billion in 2017 to NT$139.6 billion in 2018. This decrease was primarily due to a decrease of NT$6.3 billion in cost of goods sold, a decrease of NT$1.5 billion in ICT costs, a decrease of NT$0.9 billion in interconnection and service costs and a decrease of NT$0.4 billion in personnel expenses. The decrease was partially offset by an increase of NT$0.3 billion in depreciation and amortization expenses and an increase of NT$1.6 billion in marketing expenses primarily due to the application of IFRS 15. Please refer to Note 5 to our consolidated financial statements included elsewhere in this annual report for details of application of new IFRSs.

Operating Expenses

Our operating expenses decreased by 4.3% from NT$33.9 billion in 2017 to NT$32.4 billion in 2018.

Marketing

Our marketing expenses, which include personnel expenses, expenses relating to advertising and marketing-related activities and provision for bad debt, decreased by 8.6% from NT$25.4 billion in 2017 to NT$23.2 billion in 2018. This decrease was primarily due to a decrease in marketing expenses and reclassification of provision for bad debt as expected credit loss resulting from the application of new IFRSs in 2018. Please refer to Note 5 to our consolidated financial statements included elsewhere in this annual report for details of application of new IFRSs.

General and administrative

Our general and administrative expenses remained stable at NT$4.6 billion in 2017 and 2018.

Research and development

Our research and development expenses decreased by 4.1% from NT$3.9 billion in 2017 to NT$3.7 billion in 2018. This decrease was primarily due to a decrease in professional service expenses. In 2017 and 2018, we did not capitalize on any research and development expenses as intangible assets because there were no research and development expenses related to development or the development phase of an internal project.

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

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 4.6% from NT$68.9 billion in 2017 to NT$65.7 billion in 2018, primarily due to a decrease of NT$1.9 billion in ICT costs, a decrease of NT$0.6 billion in depreciation and amortization expenses, and a decrease of NT$0.6 billion in personnel expenses.

Mobile communications

Our mobile communications operating costs and expenses decreased by 11.5% from NT$99.0 billion in 2017 to NT$87.6 billion in 2018. This decrease was primarily due to a decrease of NT$6.3 billion in cost of goods sold, a decrease of NT$4.6 billion in intersegment leased line costs, a decrease of NT$0.5 billion in personnel expenses, and a decrease of NT$0.5 billion in interconnection costs. The decrease in our operating costs and expenses was partially offset by an increase of NT$2.8 billion in depreciation and amortization expenses.

Internet

Our internet operating costs and expenses decreased by 0.6% from NT$22.1 billion in 2017 to NT$21.9 billion in 2018. This decrease was primarily due to a decrease of NT$0.5 billion in intersegment leased line costs, and a decrease of NT$0.3 billion in depreciation and amortization expenses. The decrease in our operating costs and expenses was partially offset by an increase of NT$0.6 billion in ICT costs.

International fixed communications

Our international fixed communications costs and expenses decreased by 1.5% from NT$14.9 billion in 2017 to NT$14.7 billion in 2018. The decrease was primarily due to a decrease of NT$0.2 billion in international settlement costs.

Others

The costs and expenses from our other business increased by 5.2% from NT$11.5 billion in 2017 to NT$12.2 billion in 2018. The increase was primarily due to an increase in operating costs and expenses from our subsidiaries, Honghwa International Co., Ltd., or Honghwa, and CHPT due to the business growth of these two entities.

Other Income and Expenses

We recorded net other expense of NT$0.1 billion in 2017 and net other income of NT$0.1 billion in 2018, respectively. The difference between 2017 and 2018 was primarily due to the compensation payment from the government in 2018.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 6.5% from NT$46.7 billion in 2017 to NT$43.6 billion in 2018. Our operating margin decreased from 20.5% in 2017 to 20.3% in 2018.

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

As a result of the foregoing, segment income before tax for our domestic fixed communications business decreased by 26.7% from NT$24.9 billion in 2017 to NT$18.3 billion in 2018; segment income before tax for our mobile communications business increased by 23.3% from NT$12.4 billion in 2017 to NT$15.3 billion in 2018; segment income before tax for our internet business increased by 7.4% from NT$11.1 billion in 2017 to NT$12.0 billion in 2018; segment income before tax for our international fixed communications business remained stable at NT$1.0 billion in 2017 and 2018; and segment loss for our other business segments increased by 6.4% from NT$1.4 billion in 2017 to NT$1.6 billion in 2018.

Non-operating Income and Expenses

Our non-operating income increased from NT$1.3 billion in 2017 to NT$1.4 billion in 2018. The increase was primarily due to an increase in share of the profit of associates and joint ventures accounted for using equity method.

Income Tax

Our income tax was NT$7.8 billion and NT$6.4 billion in 2017 and 2018, respectively. Our effective tax rate was 16.3% in 2017 and 14.2% in 2018. The decrease in our effective tax rate from 2017 to 2018 was primarily due to a decrease in the tax rate on unappropriated earnings. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$39.0 billion and NT$37.6 billion in 2017 and 2018, respectively. Our net margin increased from 17.2% in 2017 to 17.4% in 2018.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$
		(in billions)
Net cash provided by operating activities	70.9	66.4	72.4	2.4
Net cash used in investing activities	(36.7)	(32.6)	(27.1)	(0.9)
Net cash used in financing activities	(36.6)	(35.0)	(38.9)	(1.3)
Effect of exchange rate changes	0.1	0.0	0.0	0.0
Net increase in cash and cash equivalents	(2.3)	(1.2)	6.4	0.2
Cash and cash equivalents at end of year	28.8	27.6	34.1	1.1

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

In 2019, we generated NT$72.4 billion (US$2.4 billion) in net cash from operating activities as compared to NT$66.4 billion in 2018. The increase was primarily due to an increase in cash inflows from the completion of project business and a decrease in contribution to the pension funds.

In 2018, we generated NT$66.4 billion in net cash from operating activities as compared to NT$70.9 billion in 2017. The decrease was primarily due to an increase in cash outflows for inventories, income tax paid and contribution to the pension funds. The decrease was partially offset by an increase in cash inflows relating to contracts balances of customers.

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

In 2019, net cash used in investing activities was NT$27.1 billion (US$0.9 billion), a decrease from NT$32.6 billion in 2018. The change was primarily due to a decrease in acquisition of property, plant and equipment and a net increase in cash flows of negotiable certificates of deposit with maturities of more than three months. The decrease is partially offset by a one-time payment of NT$4.2 billion (US$0.1 billion) in 2019 in acquisition of investments accounted for using equity method.

In 2018, net cash used in investing activities was NT$32.6 billion, a decrease from NT$36.7 billion in 2017. The change was primarily due to a one-time payment of NT$10.9 billion in 2017 for acquiring the 4G mobile broadband spectrum, an increase in acquisition of property, plant and equipment, an increase in acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months, and a decrease in proceeds from disposal of held-to-maturity financial assets in 2017.

In 2017, net cash used in investing activities was NT$36.7 billion, an increase from NT$21.7 billion in 2016. The change was primarily due to a one-time payment of NT$10.9 billion in 2017 for acquiring the 4G mobile broadband spectrum, and an increase in acquisition of property, plant and equipment.

In 2019, our net cash used in financing activities totaled NT$38.9 billion (US$1.3 billion), which mainly reflected NT$34.7 billion (US$1.2 billion) in dividends paid and NT$3.7 billion (US$0.1 billion) in payments for the principal of lease liabilities.

In 2018, our net cash used in financing activities totaled NT$35.0 billion, which mainly reflected NT$37.2 billion in dividends paid during that period.

In 2017, our net cash used in financing activities totaled NT$36.6 billion, which mainly reflected NT$38.3 billion in dividends paid during that period.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations and some bank loans. In future years, we have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 4G/5G mobile broadband, FTTx, service platforms, IDC and IoT. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A.” Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2019, our primary source of liquidity was NT$34.1 billion (US$1.1 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured and secured bank loans amounted to NT$46.1 billion (US$1.5 billion) and NT$1.3 billion (US$44.8 million), respectively, as of December 31, 2019.

As of December 31, 2019, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$70 million (US$2.3 million) at interest rates ranging from 2.15% to 2.5%.

As of December 31, 2019, our subsidiary, Chunghwa Leading Photonics Tech Co., Ltd., had short-term unsecured loans of NT$20 million (US$0.7 million) at interest rates ranging from 1.20% to 1.23%.

As of December 31, 2019, our subsidiary Light Era had long-term secured loans in the amount of NT$1.6 billion (US$53.5 million) due in 2021 with an interest rate at 0.92%.

As part of the government's effort to upgrade the existing telecommunications infrastructure, we and other public utility companies were required by the ROC government to each contribute a certain amount of money to a Piping Fund, administered by the Taipei City Government. A total of NT$1.0 billion was contributed by us on August 15, 1996. This fund is used to finance various telecommunications infrastructure projects. We accounted for the contribution as other financial assets on our consolidated balance sheets.

Note 39 to our consolidated financial statements included elsewhere in this annual report provides a description of the assets that are pledged as collateral for long-term bank loans and contract deposits.

Capital Expenditures

Substantially all of our capital expenditures in 2017, 2018 and 2019 were made for operations in the ROC. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2017		2018		2019
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	11.7	44%	12.7	44%	12.1	50%
Mobile communications business	9.7	36	10.7	37	7.8	32
Internet business	2.8	10	2.7	10	1.4	6
International fixed communications business	1.6	6	1.4	5	1.1	5
Others	1.1	4	1.1	4	1.8	7
Total capital expenditures	26.9	100%	28.6	100%	24.2	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2020.

	Year Ending December 31, 2020
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	14.6	48%
Mobile communications business	9.8	32
Internet business	2.9	10
International fixed communications business	1.5	4
Others	1.9	6
Total capital expenditures	30.7	100%

We expect our total capital expenditures to be approximately NT$30.7 billion in 2020. Our capital expenditures for 2020 are planned to be allocated to our 4G/5G network deployment, FTTx network expansion, public switching telephone network transforming to internet protocol network, service platforms, cloud computing, IoT, IDC construction and asset activation. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2017, 2018 and 2019.

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

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2019 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Research and Development

Looking back at the year of 2019, global telecommunications operators were faced with intense competition from OTT and social media providers. In addition to actively promoting 5G network construction and innovative services, global telecommunications operators have all mapped out their digital transformation strategies to meet such challenges. We has also undertaken the 3-year transformation plan aiming at four major areas, including core businesses, emerging businesses, cost optimization, and core competency improvement. Our Telecommunication Laboratories strives to align itself with the strategy by leveraging its capabilities in the emerging technologies, helping to implement next-generation networks, on which various converging services for the three major markets of individuals, families, and enterprises are provided.

Key research and development achievements of our Telecommunication Laboratories in 2019 are as follows:

•

Core Business: new types of network, hicloud public cloud, Software-Defined data center, next-generation FTTH passive optical network technology, mobile edge computing solution, wireless access network service;

•

Emerging Business: Intelligent Video Surveillance(IVS), law enforcement technology, maritime and port ICT solutions, traffic Big Data service, fleet management service, smart meters, smart passport, digital identity solution, Blockchain solutions, enterprise cybersecurity solution, digital video service (MOD plus OTT), AR applications, mobile payment (Hami Pay APP), AI semantic cloud service, smart customer service solutions for enterprises;

•

Cost optimization: Software-Defined Networks, fixed and mobile order/billing management system, enterprise customer business support system, digital channel, smart customer service, Big Data applications, intelligent maintenance; and

•

Core competency improvement: promotion and formulation of 5G access network standard combinations, 5G key issue trials, high-speed optical transmission network equipment deconstruction technology, International IPv6 gold Ready-Logo certification, virtual and physical resource management.

In 2019, we applied for 178 patents, and 176 were certified.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2019.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in billions of NT$)
Contractual Obligations(1)	—	—	—	—	—
Short-term loans	0.1	0.1	—	—	—
Long-term loans	1.6	—	1.6	—	—
Lease liabilities(2)	9.9	3.3	4.4	1.6	0.6
Total	11.6	3.4	6.0	1.6	0.6

(1)

Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$2.1 billion (US$0.1 billion) in 2019 and expected to make pension contributions of approximately NT$2.1 billion (US$0.1 billion) in 2020. See Note 27 to our consolidated financial statements for additional details regarding our pension plan.

(2)	Operating leases obligations are described in Note 36 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2019, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$44.0 million (US$1.5 million) and acquisition of telecommunications equipment of NT$17.9 billion (US$0.6 billion). In addition, our subsidiary, CHPT, entered into a contract for the construction of its headquarters for NT$1.6 billion in July 2017. We had made payment of NT$1.5 billion (US$51.0 million) under the contract as of February 29, 2020.

We committed that when our ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, we will provide financial support to assist NCB to maintain in healthy financial condition.

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

A. Directors and Senior Management

Our Articles of Incorporation provides for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of February 29, 2020. There is no family relationship among any of these persons. These directors have terms until June 20, 2022. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Chi-Mau Sheih	66	Chairman, Chief Executive Officer and Director
Shui-Yi Kuo	55	President, Senior Executive Vice President of Finance, Chief Financial Officer and Director
Yu-Lin Huang	57	Director
Lien-Chuan Lee	59	Director
Shin-Yi Chang	60	Director
Sin-Horng Chen	66	Director
Hung-Yi Hsiao	46	Director
Chin-Tsai Pan	59	Director
Lo-Yu Yen	64	Independent Director
JenRan Chen	61	Independent Director
Yu-Fen Lin	49	Independent Director
Chung-Chin Lu	61	Independent Director
Yi-Chin Tu	44	Independent Director

Chi-Mau Sheih is the Chairman, Chief Executive Officer and director of our company. Mr. Sheih assumed the role as our Chairman and Chief Executive Officer on April 22, 2019. He has served as the President and director of our company since January 2017. Mr. Sheih served as a Senior Executive Vice President of our company from 2010 to 2017, the President of Southern Taiwan Business Group from 2007 to 2010, and the President of Central Taiwan Business Group from 2006 to 2007. Mr. Sheih holds an MBA degree from National Taiwan University.

Shui-Yi Kuo is the President and director of our company. Currently, Mr. Kuo also serves as the Senior Executive Vice President of Finance and Chief Financial Officer until the company appoints a new replacement. Mr. Kuo was the Senior Executive Vice President of Investment of the company from March 2017 to August 2017. Prior to that, he served as the Vice President of the company’s Investment Department from November 2014 to March 2017. From November 2013 to November 2014, Mr. Kuo served as the President of the company’s subsidiary, Light Era Development Co., Ltd. In addition, from March 2008 to November 2013, Mr. Kuo served as the Vice President of the company’s Accounting Department.  Mr. Kuo holds a master’s degree in Accounting from National Chengchi University.

Yu-Lin Huang is a director of our company. Dr. Huang is currently the Political Deputy Minister of the MOTC. He is also a professor of the Civil Engineering Department of the National Chiao Tung University. He was the Director General of the Construction Bureau of Taichung City. Dr. Huang holds a Ph.D. degree in Civil and Environmental Engineering from University of California at Berkeley. He specializes in infrastructure investment, project finance, and project management.

Lien-Chuan Lee is a director of our company. Mr. Lee is currently the Vice Minister of the Ministry of Culture, or the MOC. Mr. Lee has served as Secretary General, Executive Secretary of Legal Affairs, and Director General of General Planning of the MOC from 2012 to 2017. Mr. Lee also worked at the Ministry of Finance, Ministry of Economic Affairs, and Executive Yuan, and has served as Senior Executive Officer, Senior Specialist and Senior Executive Officer for 13 years. Mr. Lee holds a master’s degree in Economics from National Chengchi University.

Shin-Yi Chang is a director of our company. Mr. Chang is currently the Director of the Accounting Department of the MOTC. He holds a master’s degree in Accounting from National Taiwan University.

Sin-Horng Chen is a director of our company. Dr. Chen is currently the Acting President of National Chiao Tung University. He holds a Ph.D. degree in Electrical Engineering from Texas Tech University.

Hung-Yi Hsiao is a director of our company. Dr. Hsiao is currently the Dean of Student Affairs of the Soochow University and he also serves as an independent director of China Electric Manufacturing Corp. He holds a Ph.D. degree in Law from Soochow University in Taiwan.

Chin-Tsai Pan is a director of our company. Mr. Pan is currently the Executive Director of Chunghwa Telecom Workers’ Union and an engineer of the company’s Southern Taiwan Business Group. Mr. Pan graduated from Kaohsiung Industrial High School.

Lo-Yu Yen is an independent director of our company. He also serves as an independent director of Eslite Spectrum Co. and Sinyi Realty Inc., and a director of Chinese Television System Inc. He was the former president of Vincera Capital group. Mr. Yen works at international accounting and consulting firms in Taiwan, US and Mainland China for 30 years. He holds a master’s degree in Accounting from National Chengchi University. He has CPA certificates both in the ROC and in the United States.

JenRan Chen is an independent director of our company. Mr. Chen is currently the Executive Board Director of Pixnet Digital Media Technology Co., Ltd., the largest social media in Taiwan. He also serves as an independent director of Ezfly International Travel Agent Co., Ltd. He is the co-founder and ex-CEO of Yam, the very first Chinese search engine, and former President of Chinese Television System. Mr. Chen holds a master’s degree in Sociology from National Taiwan University.

Yu-Fen Lin is an independent director of our company. Ms. Lin is the co-founder and managing partner of Lex & Honor Law offices. She is a transactional attorney with a board practice in business planning, corporate compliance and finance transactions. Ms. Lin also serves as an independent director of Bank SinoPac Co., Ltd. and ShareHope Medicine Co., Ltd. She holds bachelor’s degrees of Laws and Political Science from National Taiwan University.

Chung-Chin Lu is an independent director of our company. Dr. Lu is a professor in the Department of Electrical Engineering, National Tsing Hua University, Taiwan. He holds a Ph.D. degree in Electrical Engineering from the University of Southern California, USA.

Yi-Chin Tu is an independent director of our company. Mr. Tu is the founder of Taiwan AI Labs, a computer software (AI) industry.  Prior to that, Mr. Tu worked for Microsoft for 11 years and the National Human Genome Research Institute in the USA for three years. Mr. Tu is also the founder of the non-profit open-source organization of BBS club, PTT. Mr. Tu holds a master’s degree in Computer Science and Information Engineering from National Taiwan University.

The following persons served as directors on our board during 2019 but are no longer serving with us due to replacement.

Mu-Han Wang was a director of our company. Dr. Wang is currently the Senior Counselor and concurrently the Director General of Department of Science and Technology Advisors of the MOTC. He holds a master’s degree from Northwestern University and a Ph.D. degree from Purdue University, both in Transportation Engineering.

Ho-Ting Huang was the director of our company. Ms. Huang is currently the Director of the General Affairs Department of the MOTC. Ms. Huang had been the Deputy Executive Secretary of the Investment Commission, the Ministry of Economic Affairs, and the Director General of Labor Affairs Bureau of Taichung City Government. Ms. Huang holds a master’s degree of Laws from National Chung Hsing University in Taiwan.

Wei-Ming Chang was a director of our company. Mr. Chang is currently the Director of the Department of Planning of the Directorate General of Budget, Accounting and Statistics at the Executive Yuan. Mr. Chang holds an MBA degree from Tamkang University in Taiwan.

Yi-Bing Lin was a director of our company. Dr. Lin is currently the Vice Chancellor of the National Chiao Tung University of the University System of Taiwan, or the UST. He holds a Ph.D. degree in Computer Science and Engineering from University of Washington in Seattle.

Yih-Yu Lei was a director of our company. Ms. Lei was a director and the Chief Operations Officer of Gogoro Taiwan Ltd., where she was responsible for the company’s operations, including all logistics, legal affairs, intellectual property management and strategy, human resources and its overall global business development, partnerships and expansion. Ms. Lei holds master's degrees in Laws from University of Pennsylvania and National Taiwan University.

Kuo-Long Wu was an independent director of our company. Mr. Wu is currently the consultant of the National Information Infrastructure Enterprise Promotion Association. He was a board member of the Internet Corporation for Assigned Names and Numbers from 2010 to 2016. Mr. Wu holds master’s degrees in Computer Science Department, Columbia University of New York and in Mathematics, University of Cincinnati, USA.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of February 29, 2020. There is no family relationship among any of these persons.

Name	Age	Position
Kuo-Feng Lin	64	Senior Executive Vice President of Technology
Hong-Chan Ma	63	Senior Executive Vice President of Business
Chau-Young Lin	57	Senior Executive Vice President of Administration
Yuan-Kuang Tu	64	President of Northern Taiwan Business Group
Yi-Fong Chang	63	President of Southern Taiwan Business Group
Li-Show Wu	61	President of Enterprise Business Group
Ming-Shih Chen	64	President of Mobile Business Group
Hsueh-Lan Wu	61	President of International Business Group
Rong-Shy Lin	54	President of Data Communications Business Group
Wei-Kuo Hong	59	President of Telecommunication Training Institute

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

Hong-Chan Ma is the Senior Executive Vice President of Business since August 2018. Mr. Ma is also the CISO and DPO of our company, and a director of CHIEF Telecom Inc, or CHIEF, one of our consolidated subsidiary. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.” He was the President of our Data Communications Business Group from August 2015 to August 2018. Prior to that, he served as the Vice President of our Marketing Department from September 2012 to August 2015, and the Assistant Vice President of our Marketing Department from January 2011 to September 2012. Mr. Ma holds a master’s degree in Management Science from National Chiao Tung University in Taiwan.

Chau-Young Lin is the Senior Executive Vice President of Administration since August 2019. Dr. Lin was the President of our Southern Taiwan Business Group from March 2018 to August 2019. Prior to that, he was the Vice President of our Enterprise Business Group from July 2016 to March 2018, and the President of our Hsinchu Branch, Northern Taiwan Business Group from January 2015 to July 2016. Dr. Lin holds a Ph.D. degree in Electronic Engineering from National Taiwan University of Science and Technology.

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

Yi-Fong Chang is the President of our Southern Taiwan Business Group since August 2019. Mr. Chang was the Chairman of Honghwa International Co., Ltd. from January 2019 to August 2019. Prior to that, he was the Vice President of our Northern Taiwan Business Group from October 2011 to January 2019, and the Deputy Principal Engineer from March 2009 to October 2011. Mr. Chang holds a master’s degree in Engineering Technology from National Taiwan University of Science and Technology.

Li-Show Wu is the President of our Enterprise Business Group since January 2019. Ms. Wu is also a director of SENAO. She was the Chairman of Honghwa International Co., Ltd. from November 2017 to January 2019. Prior to that, she served as the Senior Executive Vice President of Administration from November 2016 to November 2017, and the Vice President of our Marketing Department from August 2015 to November 2016. Ms. Wu holds a master’s degree in Applied Mathematics from National Chiao Tung University in Taiwan.

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

Rong-Shy Lin is the President of our Data Communications Business Group since November 2018. Dr. Lin was the President of our Telecommunication Laboratories from November 2017 to November 2018. Prior to that, he served as the Vice President of our Telecommunication Laboratories from February 2017 to November 2017, and the Vice President of our Information Technology Department from July 2016 to February 2017. Dr. Lin holds a Ph.D. degree in Information Engineering from National Chiao Tung University in Taiwan.

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

The following person served as our executive officer during 2019 but is no longer serving with us due to replacement.

Tian-Tsair Su was the Senior Executive Vice President of Administration from November 2017 to August 2019. Mr. Su was the Vice President of our Corporate Planning Department from May 2013 to November 2017. Prior to that, he served as the Assistant Vice President of our Corporate Planning Department from June 2012 to May 2013, and the Managing Director of Corporate Planning Department of our International Business Group from June 2009 to June 2012. Mr. Su holds a master’s degree in Electrical Engineering from National Cheng Kung University in Taiwan.

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

•

independent directors who concurrently serve in military, public office or hold teaching or administrative post may receive a fixed monthly compensation of NT$8,500, and those who do not concurrently serve in military or public office or hold teaching or administrative post may receive a monthly compensation of NT$60,000; and

•

directors who serve in military, public office or hold teaching or administrative post may receive a monthly compensation of NT$8,500, and those directors who do not serve in military and public office or hold teaching or administrative post may receive a monthly compensation of NT$30,000.

Our Chairman, Chi-Mau Sheih and former Chairman, Yu Cheng, who served as our Chairman and Chief Executive Officer up to April 21, 2019, and our President, Shui-Yi Kuo and former President, Chi-Mau Sheih, who served as our President up to May 7, 2019, and our labor director Chin-Tsai Pan, to our board of directors, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2017, 2018 and 2019 was NT$142,259,543, NT$131,525,410 and NT$115,079,161 (US$3,847,514.6), respectively. The aggregate amount of compensation in 2019 includes a NT$67,369,299 (US$2,252,400.5) salary payment for directors and executive officers, a NT$8,779,465 (US$293,529.4) pension payment for executive officers, a NT$35,210,397 (US$1,177,211.5) bonus accrued for directors and a NT$3,720,000 (US$124,373.1) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$38,215,538 (US$1,277,684.3) was paid directly to the MOTC in 2019 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors and senior management for the fiscal year ended December 31, 2019 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Directors
Below NT$1,000,000

Yu-Lin Huang, Chen-Yuan Chang(1), Shin-Yi Chang, Mu-Han Wang(1), Ho-Ting Huang(1), Lien-Chuan Lee, Wei-Ming Chang(1), Sin-Horng Chen, Yi-Bing Lin(1), Hung-Yi Hsiao, Yih-Yu Lei(1), Kuo-Long Wu(1), Lo-Yu Yen, JenRan Chen, Yu-Fen Lin, Chung-Chin Lu, Yi-Chin Tu

NT$1,000,000 to NT$1,999,999	Chin-Tsai Pan(2)
NT$2,000,000 to NT$3,499,999	None
NT$3,500,000 to NT$4,999,999	Shui-Yi Kuo(3)
NT$5,000,000 to NT$9,999,999	Chi-Mau Sheih(4), Yu Cheng(5)
Above NT$10,000,000	None
Total	21 people

(1)	This person has ceased to be a director of our company due to replacement prior to February 29, 2020.
(2)	As salary for serving as our employee.
(3)	Including salary for serving as our Senior Executive Vice President prior to May 7, 2019, and salary for serving as our President after that date.
(4)	Including salary for serving as our President prior to May 7, 2019, and salary for serving as our Chief Executive Officer after that date.
(5)	Including retirement pension payment for serving as our Chief Executive Officer. Mr. Cheng retired on April 22, 2019.

Total Compensation	Senior Management
Below NT$1,000,000	None
NT$1,000,000 to NT$1,999,999	None
NT$2,000,000 to NT$3,499,999	Li-Show Wu
NT$3,500,000 to NT$4,999,999	Kuo-Feng Lin, Hong-Chan Ma, Chau-Young Lin, Tian-Tsair Su(1), Yuan-Kuang Tu, Yi-Feng Chang, Ming-Shih Chen, Hsueh-Lan Wu, Rong-Shy Lin, Wei-Kuo Hong
NT$5,000,000 to NT$9,999,999	None
NT$10,000,000 to NT$14,999,999	Hsiu-Gu Huang(2)(3)
Above NT$15,000,000	None
Total	12 people

(1)	This person has ceased to be a member of the senior management of our company due to replacement in August 2019.
(2)	This person has ceased to be a member of the senior management of our company due to retirement in January 2019.
(3)	Including retirement pension payment.

We accrued NT$5,578,360 (US$186,505) pension expense for executive officers mentioned above in 2019. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 27 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 13 directors, including five independent directors. All of our directors were elected on June 21, 2019, except for Mr. Lien-Chuan Lee as he was reassigned as a juristic-person director by the MOTC prior to February 29, 2020. The term is until June 20, 2022. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Our Articles of Incorporation provides for a board of directors consisting of seven to fifteen directors, one-fifth of whom shall be expert representatives. Pursuant to the ROC Company Act, the ROC Securities and Exchange Act and Article 12-1 of our Articles of Incorporation provides for the election of, starting from the fifth commencement of the board of directors, at least three independent directors out of the 7-to-15-member board. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. We have used a nominating process, with the stockholders choosing the independent directors from the list of nominees. With respect to certain material decisions to be made by our board of directors as specified in the ROC Securities and Exchange Act, the Business Mergers and Acquisitions Act and other relevant laws and regulations, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the ROC FSC or other relevant competent authorities, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting.

Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual, and was comprised of three independent directors. See “Item 16G. Corporate Governance—Audit Committee.” Starting from the date of the annual general meeting in June 2013, we have established a new audit committee that replaces our supervisors and our old audit committee in accordance with Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act and our Articles of Incorporation, and as a result, we simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC. Accordingly, our audit committee is currently composed of all independent directors, namely Lo-Yu Yen, JenRan Chen, Yu-Fen Lin, Chung-Chin Lu and Yi-Chin Tu to be the members of the audit committee.

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

Our audit committee should approve and deal following matters: (i) the adoption of or amendments to the internal control system pursuant to Article 14-1 of the Securities and Exchange Act; (ii) assessment of the effectiveness of the internal control system; (iii) the adoption or amendment, pursuant to Article 36-1 of the Securities and Exchange Act, of procedures for handling financial or business activities of a material nature, such as acquisition or disposal of assets, derivatives trading, loaning of funds to others, and endorsements or guarantees for others; (iv) a matter bearing on personal interest of a director; (v) a material asset or derivatives transaction; (vi) a material monetary loan, endorsement, or provision of guarantee; (vii) the offering, issuance, or private placement of any equity-type securities; (viii) the hiring or dismissal of a CPA, or the compensation given thereto; (ix) the appointment or discharge of a financial, accounting, or internal auditing supervisor; (x) annual financial reports; (xi) the matters regulated by the Business Mergers and Acquisitions Act; (xii) the first to third quarter financial reports; (xiii) communicating with the CPA; (xiv) negotiating the conflicts over our financial reports between the management and the CPA; (xv) discussing and reporting other financial information and required disclosure under the Securities Exchange Act of USA with the management and the CPA; and (xvi) any other material matter so required by the company or the competent authorities. Our board of directors has concluded that Lo-Yu Yen is our audit committee financial expert.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee may be composed of five to nine directors. Currently, there are eight directors in the Committee. It is responsible for (i) reviewing and advising on the company’s mid to long term goals and strategies; (ii) major investments and mergers and acquisitions; (iii) a major reorganization of the company; (iv) application or return of business license; (v) annual operating plan and budget compilation and revision; (vi) capital increase or decrease; and (vii) other major strategic issues affecting our development. The conclusions of the corporate strategy committee are considered at a subsequent board of directors meeting.

The Article 14-6 of the ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the Competent Authority (i.e., FSC) to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Accordingly, our compensation committee is composed of three independent directors (Lo-Yu Yen, JenRan Chen and Yu-Fen Lin) and is responsible for (i) stipulating and periodically reviewing the performance of the directors and managers, as well as the policy, system, standard, and structure of salary and compensation; and (ii) periodically reviewing and stipulating the salary and compensation of the directors and managers. The proposals of the compensation committee should be presented to the board of directors for discussion. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors and Audit Committee.”

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

D. Employees

As of December 31, 2019, we had 31,892 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2017 to 2019 on a consolidated basis.

	2017	2018	2019
Employees
Technical	16,010	15,760	15,633
Operations	15,468	15,096	14,513
Administrative	1,833	1,755	1,746
Total	33,311	32,611	31,892

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2017 to 2019.

	2017	2018	2019
Employees
Technical	13,078	12,759	12,406
Operations	8,120	8,096	7,998
Administrative(1)	1,271	1,279	1,257
Total	22,469	22,134	21,661

(1)	Included directors of Chunghwa Telecom Co., Ltd. in according with the ROC requirements.

As of December 31, 2019, 80.8% of our employees of Chunghwa Telecom Co., Ltd. had bachelor, master or doctoral degrees.

As of December 31, 2019, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 1.7% to 4.3% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2019, we distributed compensation to our employees of NT$1.4 billion (US$46.9 million).

E. Share Ownership

As of February 29, 2020, our directors and executive officers personally held an aggregate of 353,405 shares of our common shares, representing around 0.005% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of February 29, 2020 by each of our directors and executive officers.

Name	Number	%
Chi-Mau Sheih	72,054	*
Shui-Yi Kuo	—	—
Yu-Lin Huang	—	—
Lien-Chuan Lee	—	—
Shin-Yi Chang	—	—
Sin-Horng Chen	15,729	*
Hung-Yi Hsiao	—	—
Chin-Tsai Pan	2,000	*
Lo-Yu Yen	—	—
JenRan Chen	—	—
Yu-Fen Lin	—	—
Chung-Chin Lu	—	—
Yi-Chin Tu	—	—
Kuo-Feng Lin	42,771	*
Hong-Chan Ma	—	—
Chau-Young Lin	12,888	*
Yuan-Kuang Tu	81,305	*
Yi-Fong Chang	27,692	*
Li-Show Wu	32,964	*
Ming-Shih Chen	25,641	*
Hsueh-Lan Wu	—	—
Rong-Shy Lin	40,361	*
Wei-Kuo Hong	—	—

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

Our consolidated subsidiary, SENAO, is publicly traded on the TWSE and resolved to grant the stock options plan for its employees to purchase common stock of SENAO. As of December 31, 2017 and 2018, participants in SENAO’s stock incentive plan had outstanding stock options to purchase 5.9 million and 5.3 million common shares of SENAO, respectively. As of December 31, 2019, there were no outstanding stock options.

SENAO, transferred treasury stock to specific employees in 2017 and 2018.

In 2015, 2017 and 2018, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2017, 2018 and 2019, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 2.9 million, 1.9 million and 1.3 million common shares of CHIEF.

CHIEF granted its employees the right to subscribe to new shares reserved for employees under cash injection in 2018.

In 2016 and 2017, CHPT, another consolidated subsidiary of ours, granted its employees the right to subscribe to new shares reserved for employees under cash injection.

In 2019, CHTSC, another consolidated subsidiary of ours, granted the stock options plan for its employees to purchase common shares of CHTSC. As of December 31, 2019, participants in CHTSC’s incentive plan had outstanding options to purchase 4.5 million common shares of CHTSC.

See Note 33 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding share-based payment arrangements of SENAO, CHIEF, CHPT and CHTSC.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of February 29, 2020, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2017		As of March 31, 2018		As of March 31, 2019		As of February 29, 2020
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,086,749,684	39.79	3,248,754,663	41.88	3,268,238,684	42.13	3,263,615,684	42.07
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd(2)	5,596,184	0.07	328,014,184	4.23	543,451,184	7.01	579,803,184	7.47
Fubon Life Assurance Co., Ltd(2)	389,146,087	5.02	344,933,087	4.45	192,668,087	2.48	88,518,087	1.14

(1)	Includes shares held through the MOTC and other government-controlled entities.
(2)

The information as of July 23, 2016, July 25, 2017, July 25, 2018 and July 27, 2019, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of February 29, 2020, 27 record holders held 22,959,691 ADSs (each representing ten common shares), which represents approximately 3.0% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Please refer to “Item 4. Information on the Company—A. History and Development of the Company” for a discussion of our alliances, acquisitions and investments. Please refer to Notes 3, 14, 15 and 38 to our consolidated financial statements included elsewhere in this annual report for descriptions of Chunghwa’s subsidiaries, investments accounted for using equity method, and related party transactions.

On April 1, 2007, Chunghwa entered into an agreement with SENAO making SENAO the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, SENAO also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in SENAO’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2019, SENAO received NT$6.4 billion (US$0.2 billion) from Chunghwa. Chunghwa also sells mobile handsets to SENAO. For the year ended December 31, 2019, Chunghwa sold mobile handsets to SENAO, which amounted to NT$2.2 billion (US$0.1 billion).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$5.3 billion (US$0.2 billion) in 2019 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.6 billion (US$0.1 billion) in 2019.

Chunghwa paid Taiwan International Standard Electronics approximately NT$0.9 billion (US$31.8 million) in 2019 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2015 to 2019. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2015	5.4852	42.6
Year ended December 31, 2016	4.9419	38.3
Year ended December 31, 2017	4.7960	37.2
Year ended December 31, 2018	4.4790	34.7
Year ended December 31, 2019(2)	4.2260	32.8

(1)	Cash dividend unless otherwise indicated.
(2)

Dividends for 2019, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2020 and are expected to be declared at our annual general stockholders’ meeting scheduled on May 29, 2020. Our payout ratio was 99.98% in 2019 after the adjustment of unappropriated earnings.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our common shares. The closing price for our common shares on the TWSE on April 7, 2020 was NT$107.50 per share.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The closing price for our ADSs on the NYSE on April 7, 2020 was US$35.99 per ADS. Each of our ADSs represents the right to receive ten shares.

As of April 7, 2020, a total of 23,526,368 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2019. The remainder of our outstanding shares is held by public stockholders and other investors.

Directors and Audit Committee

Our Articles of Incorporation provide for a board of directors consisting of seven to fifteen directors, and one-fifth of these directors shall be professionals of domain knowledge. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” Pursuant to the ROC Securities and Exchange Act, for a company that has established an audit committee, unless otherwise provided for by law, the provisions regarding supervisors in the ROC Securities and Exchange Act, the ROC Company Act, and other laws and regulations shall apply mutatis mutandis to the audit committee.

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

According to the ROC Company Act, our board of directors owes fiduciary duty to us. Our directors are liable for the damages to be sustained by us if they breach their fiduciary duty. In addition, if a director, his or her spouse, his or her blood relative within the second degree of kinship, or any company which has a controlling or subordinate relation with him or her, have a personal interest in a matter to be discussed at the meeting of the board of directors, the director shall specify such conflict; if the conflict may cause damages to the company, the director shall abstain from voting on the matter, and shall not serve as a proxy and vote on behalf of another director.

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

Dividends and Distributions

At each annual general stockholders’ meeting, our board of directors submits to the stockholders for their approval any proposal for the distribution of dividends or the making of any other distribution to stockholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the stockholders at the meeting.

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

At the time of any vote, if a director of a public company has pledged more than half of the holding at the time the director was elected, such director will not be allowed to exercise the voting rights with respect to the number of shares pledged in excess of the half of the number of shares that such director held in such public company at the time the director was elected. The maximum number of shares ineligible for voting pursuant to the provision above cannot exceed half of the number of shares that such director held in such public company at the time the director was elected. In addition, any shares that were ineligible for voting pursuant to the above provision would not count as being present for such vote, but may be counted as present for calculation of attendance quorum.

Any stockholder who has a personal interest in the matter under discussion at a stockholders’ meeting, the outcome of which may impair our interests, shall not vote or exercise voting rights on behalf of another stockholder; the shares held by such stockholder will not be counted as present for such vote but, may be counted as present for calculation of attendance quorum.

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

We have adopted a nomination procedure for election of directors as stipulated in the ROC Company Act, which provides that stockholders holding 1% or more of our total issued shares may submit to us a list of candidates for directors, including independent directors, along with relevant information and supporting documents.

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

The shares purchased by us pursuant to items (1) and (2) above shall be transferred to the intended transferees within five years after the purchase; otherwise the same shall be cancelled. For the shares to be cancelled pursuant to item (3) above, we shall complete amendment registration for such cancellation within six months after the purchase.

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

Tax Treaty

The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Switzerland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand, Eswatini, Luxembourg, Kiribati, Austria, Italy, Japan, Canada and Poland, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Unappropriated Earnings Tax

Under the ROC Income Tax Act, a 10% unappropriated earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The unappropriated earnings tax so paid will further reduce the retained earnings available for future distribution. According to the amendment to the Income Tax Law, the rate of the ROC unappropriated earnings tax is adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018. Such amendment will apply to our annual tax filings made starting from January 1, 2019.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2019, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2019 would have increased or decreased by NT$15.0 million (US$0.5 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2019, our cash and cash equivalents amounted to NT$34.1 billion (US$1.1 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) investment denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2019 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	EUR$/NT$	2020.03	EUR$2 million/NT$51 million
Forward exchange contracts-Buy	US$/NT$	2020.01	US$1 million/NT$26 million
Forward exchange contracts-Buy	EUR$/NT$	2020.03	EUR$2 million/NT$84 million

Note 36 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of holding other company’s equity, and we manage our investment portfolio in accordance with our internal policies and procedures.

The table below presents the carrying amount and accumulated unrealized gain or loss for our financial assets at fair value through profit or loss, or FVTPL, and financial assets at fair value through other comprehensive income, or FVTOCI, as of December 31, 2019.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Financial assets at FVTPL
Listed stocks	1	—	—
Non-listed stocks	778	25	89
Financial assets at FVTOCI
Equity investment	7,154	1,966	1,260

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our profit before tax and other comprehensive income before tax for the year ended December 31, 2019 would have increased or decreased by NT$39 million (US$1.3 million) and NT$358 million (US$12.0 million) as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVTOCI, respectively. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2019, we received US$0.5 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2019, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 17, 2020, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company’s change in its methods of accounting for financial instruments and revenue from contracts with customers in 2018 due to the adoption of IFRS 9 and IFRS 15 ,and its method of accounting for leases in 2019 due to the adoption of IFRS 16.

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

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
Republic of China

April 17, 2020

Changes in Internal Control Over Financial Reporting

Beginning January 1, 2019, we adopted the new leases standard and implemented new leases management module into our accounting system, processes and internal controls over right-of-use assets and lease liabilities recognition to assist us in the application of the new leases standard. Other than as discussed above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31
	2018	2019
	NT$	NT$	US$
	(in millions)
Audit fees(1)	39.4	40.0	1.3
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	0.3	—

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

On February 20, 2013, the FSC of the ROC announced that any (i) financial holding company, bank, bill finance company or insurance company, (ii) listed company whose paid-in capital reaches NT$50 billion or (iii) integrated securities firm controlled by a financial holding company, should establish an audit committee to replace supervisors. On December 19, 2018, the FSC further announced that, effective from January 1, 2020, all companies listed on TWSE/ Taipei Exchange should establish an audit committee to replace supervisors. As a result, our new audit committee started from the date of the annual general meeting on June 25, 2013, and is maintained as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” We now simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC.

Nominating/Corporate Governance Committee and Corporate Governance Principles. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. The ROC Company Act does not require companies incorporated in the ROC to have a nominating/corporate governance committee. We do not currently have a nominating committee or a corporate governance committee; however, we do have formulated the Company’s Code of Corporate Governance to follow.

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

2.2*	Description of our securities registered pursant to Section 12 of the Securities Exchange Act of 1934.

8.1*	List of Subsidiaries.

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

Date: April 17, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Taiwan.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company changed its methods of accounting for financial instruments and revenue from contracts with customers in 2018 due to the adoption of IFRS 9 and IFRS 15. And as discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition on Mobile Service – Refer to Notes 3 and 29 to the consolidated financial statements

Critical Audit Matter Description

The Company’s mobile service revenue consists of subscriber-based charges made up of a significant volume of low-dollar transactions. Because of the complexity and a variety of subscriber-based charges as well as a large number of transactions, the Company uses highly automated systems to process and record its revenue transactions.

Given the Company’s systems to process and record revenue are highly automated, auditing revenue was complex and challenging due to the extent of audit effort required and involvement of professionals with expertise in information technology (IT) necessary for us to identify, test, and evaluate the Company’s IT systems.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s systems to process revenue transactions included the following, among others:

•	With the assistance of our IT specialists, we:
–

Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls and change management controls.

–	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.
•	We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s accounting system.
•	We selected samples from mobile service revenue and agreed to customer contracts and records of cash receipts.

Revenue Recognition on Project Business – Refer to Notes 3 and 4 to the consolidated financial statements

Critical Audit Matter Description

The Company’s project business is highly customized and mainly provides customers with combinations of various equipment and/or services.  Project business contracts may likely outsource partial or substantial part of the obligations or services to third parties. The accounting for these contracts requires judgement, particularly as it relates to the determination of the Company acting as a principal or an agent.

Given the judgments on whether the Company is acting as a principal or an agent is required in order to determine if revenue should be recognized gross as principal versus net as agent, auditing such revenue required extensive audit effort due to the volume of contracts and involved a high degree of judgment when performing audit procedures and evaluating the result of these procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s revenue recognition on project business included the following, among others:

•	We tested the effectiveness of controls over project business revenue, including those over principal-versus-agent considerations and revenue recognition.
•	We performed the following audit procedures on a sample basis:

–

Obtained project business contracts and the evaluation documentation prepared by management and determined the reasonableness of management’s judgement on whether the Company is acting as a principal or an agent after considering whether the Company is the primary obligation provider, its exposures to inventory risks and the discretion in establishing the prices by reviewing the contractual terms, comparing to the business substance and evaluating if it is consistent with relevant accounting standards.

–	Performed detail transaction testing by agreeing the amounts recognized to source documents and testing the mathematical accuracy of the recorded revenue.
–	Confirmed project business contract terms with customers.

/s/ DELOITTE & TOUCHE

Deloitte & Touche

Taipei, Taiwan

Republic of China

April 17, 2020

We have served as the Company's auditor since 1998.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 and 2019

(In Millions of New Taiwan or U.S. Dollars)

		2018	2019
ASSETS	Notes	NT$	NT$	US$ (Note 6)
CURRENT ASSETS
Cash and cash equivalents	3, 7	$27,645	$34,050	$1,138
Financial assets at fair value through profit or loss	3, 4, 8	—	1	—
Hedging financial assets	3, 21	1	—	—
Contract assets	3, 29	4,869	4,441	148
Trade notes and accounts receivable, net	3, 4, 10, 29	30,076	26,408	883
Receivables from related parties	38	24	17	1
Inventories	3, 4, 11, 39	15,121	17,344	580
Prepayments	5, 12, 38	1,873	1,883	63
Other current monetary assets	13, 27	9,504	7,498	251
Other current assets	20, 31, 39	2,576	2,430	81
Total current assets		91,689	94,072	3,145
NONCURRENT ASSETS
Financial assets at fair value through profit or loss	3, 4, 8	517	778	26
Financial assets at fair value through other comprehensive income	3, 4, 9, 41	6,933	7,154	239
Investments accounted for using equity method	3, 15	2,732	7,139	239
Contract assets	3, 29	2,344	2,601	87
Property, plant and equipment	3, 4, 5, 16, 38, 39	288,914	283,694	9,484
Right-of-use assets	3, 4, 5, 17	—	11,364	380
Investment properties	3, 4, 18	8,287	8,169	273
Intangible assets	3, 4, 19	50,944	47,047	1,573
Deferred income tax assets	3, 5, 31	3,554	3,259	109
Incremental costs of obtaining a contract	3, 29	1,335	943	32
Net defined benefit assets	3, 4, 27	1,164	2,128	71
Prepayments	5, 12, 38	3,463	2,679	90
Other noncurrent assets	20, 39	5,180	6,101	204
Total noncurrent assets		375,367	383,056	12,807
TOTAL		$467,056	$477,128	$15,952

(continued)

		2018	2019
LIABILITIES AND EQUITY	Notes	NT$	NT$	US$ (Note 6)
CURRENT LIABILITIES
Short-term loans	22	$100	$90	$3
Financial liabilities at fair value through profit or loss	3, 4, 8	1	—	—
Contract liabilities	3, 5, 29	10,688	16,840	563
Trade notes and accounts payable	24	20,465	15,312	512
Payables to related parties	38	918	654	22
Current tax liabilities	3, 31	6,221	5,812	194
Lease liabilities	3, 4, 5, 17, 34, 38	—	3,291	110
Other payables	5, 25	23,315	22,953	767
Provisions	3, 26	128	207	7
Other current liabilities	5	1,382	984	33
Total current liabilities		63,218	66,143	2,211
NONCURRENT LIABILITIES
Contract liabilities	3, 5, 29	2,595	6,841	229
Long-term loans	23, 39	1,600	1,600	53
Deferred income tax liabilities	3, 5, 31	1,992	1,912	64
Provisions	3, 26	79	97	3
Lease liabilities	3, 4, 5, 17, 34, 38	—	6,467	216
Customers’ deposits	38	4,716	4,748	159
Net defined benefit liabilities	3, 4, 27	3,534	3,505	117
Other noncurrent liabilities	5	4,793	1,543	52
Total noncurrent liabilities		19,309	26,713	893
Total liabilities		82,527	92,856	3,104
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,594
Additional paid-in capital		149,762	149,762	5,007
Retained earnings
Legal reserve		77,574	77,574	2,594
Special reserve		2,676	2,676	89
Unappropriated earnings		66,626	65,984	2,206
Total retained earnings		146,876	146,234	4,889
Other adjustments		460	587	20
Total equity attributable to stockholders of the parent	5, 14, 28	374,672	374,157	12,510
NONCONTROLLING INTERESTS	5, 14, 28	9,857	10,115	338
Total equity		384,529	384,272	12,848
TOTAL		$467,056	$477,128	$15,952

(concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2017	2018	2019
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	3, 29, 38, 41	$227,514	$215,483	$207,520	$6,938
OPERATING COSTS	3, 11, 27, 29, 30, 38, 41	146,837	139,545	135,953	4,545
GROSS PROFIT		80,677	75,938	71,567	2,393
OPERATING EXPENSES
Marketing		25,357	23,170	22,220	743
General and administrative		4,626	4,589	4,758	159
Research and development		3,886	3,725	3,941	132
Expected credit loss (reversal of credit loss)		—	920	(125)	(4)
Total operating expenses	3, 10, 27, 30, 38, 41	33,869	32,404	30,794	1,030
OTHER INCOME AND EXPENSES	16, 18, 19, 30, 41	(105)	110	(127)	(4)
INCOME FROM OPERATIONS		46,703	43,644	40,646	1,359
NON-OPERATING INCOME AND EXPENSES
Interest income	41	205	197	251	8
Other income	9, 30, 38	836	700	531	18
Other gains and losses	15, 30, 36, 38	(132)	(46)	84	3
Interest expenses	17, 30, 38, 41	(22)	(18)	(104)	(3)
Share of the profits of associates and joint ventures accounted for using equity method	15, 41	419	509	459	15
Total non-operating income and expenses		1,306	1,342	1,221	41
INCOME BEFORE INCOME TAX		48,009	44,986	41,867	1,400
INCOME TAX EXPENSE	3, 31	7,849	6,405	7,946	266
NET INCOME		40,160	38,581	33,921	1,134
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	27	(2,024)	(1,215)	1,527	50
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	3, 36	—	(346)	171	6
Gain or loss on hedging instruments subject to basis adjustment	3, 21	—	2	(1)	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures	15	1	2	(2)	—
Income tax benefit relating to items that will not be reclassified to profit or loss	31	344	450	(305)	(10)
		(1,679)	(1,107)	1,390	46

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2017	2018	2019
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$(229)	$90	$(61)	$(2)
Unrealized gain or loss on available-for- sale financial assets	30	605	—	—	—
Cash flow hedges	21, 30	(1)	—	—	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	15	(5)	3	(1)	—
Income tax benefit relating to items that may be reclassified subsequently	31	3	—	—	—
		373	93	(62)	(2)
Total other comprehensive income (loss), net of income tax		(1,306)	(1,014)	1,328	44
TOTAL COMPREHENSIVE INCOME		$38,854	$37,567	$35,249	$1,178
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$38,988	$37,557	$32,947	$1,102
Noncontrolling interests		1,172	1,024	974	32
		$40,160	$38,581	$33,921	$1,134
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$37,705	$36,552	$34,282	$1,146
Noncontrolling interests		1,149	1,015	967	32
		$38,854	$37,567	$35,249	$1,178
EARNINGS PER SHARE	32
Basic		$5.03	$4.84	$4.25	$0.14
Diluted		$5.02	$4.83	$4.24	$0.14
EARNINGS PER EQUIVALENT ADS
Basic		$50.26	$48.41	$42.47	$1.42
Diluted		$50.19	$48.35	$42.42	$1.42

The accompanying notes are an integral part of the consolidated financial statements	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
			Retained Earnings				Other Adjustments
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Available- for-sale Financial Assets	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Cash Flow Hedges	Gain or Loss on Hedging Instruments	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$		NT$		NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2017	$77,574	$147,180	$77,574	$2,676	$55,657	$135,907	$46	$(51)	$—	$—	$—	$(5)	$360,656	$6,272	$366,928
Appropriation of 2016 earnings
Provision for special reserve	—	—	—	5	(5)	—	—	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(38,336)	(38,336)	—	—	—	—	—	—	(38,336)	—	(38,336)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(942)	(942)
Unclaimed dividend	—	3	—	—	—	—	—	—	—	—	—	—	3	—	3
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	77	—	—	—	—	—	—	—	—	—	—	77	29	106
Change in additional paid-in capital for not participating proportionately in the capital increase of subsidiaries	—	802	—	—	—	—	—	—		—		—	802	1,750	2,552
Other changes in additional paid-in capital of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2017	—	—	—	—	38,988	38,988	—	—	—	—	—	—	38,988	1,172	40,160
Other comprehensive income (loss) for the year ended December 31, 2017	—	—	—	—	(1,671)	(1,671)	(220)	609	—	(1)	—	388	(1,283)	(23)	(1,306)
Total comprehensive income (loss) for the year ended December 31, 2017	—	—	—	—	37,317	37,317	(220)	609	—	(1)	—	388	37,705	1,149	38,854
Share-based payment transactions of subsidiaries	—	2	—	—	—	—	—	—	—	—	—	—	2	20	22
Net increase in noncontrolling interests	—	27	—	—	—	—	—	—	—	—	—	—	27	196	223
BALANCE, DECEMBER 31, 2017	77,574	148,091	77,574	2,681	54,633	134,888	(174)	558	—	(1)	—	383	360,936	8,474	369,410
Effect of retrospective application of IFRS 9 and IFRS 15	—	—	—	—	12,393	12,393	—	(558)	883	1	(1)	325	12,718	(4)	12,714
BALANCE, JANUARY 1, 2018 AS ADJUSTED	77,574	148,091	77,574	2,681	67,026	147,281	(174)	—	883	—	(1)	708	373,654	8,470	382,124
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5)	5	—	—	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(37,205)	(37,205)	—	—	—	—	—	—	(37,205)	—	(37,205)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(958)	(958)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	—	—	2	—	2
Partial disposal of interests in subsidiaries	—	826	—	—	—	—	—	—	—	—	—	—	826	349	1,175
Change in additional paid-in capital for not participating proportionately in the capital increase of subsidiaries	—	777	—	—	—	—	—	—	—	—	—	—	777	700	1,477
Net income for the year ended December 31, 2018	—	—	—	—	37,557	37,557	—	—	—	—	—	—	37,557	1,024	38,581
Other comprehensive income (loss) for the year ended December 31, 2018	—	—	—	—	(757)	(757)	95	—	(345)	—	2	(248)	(1,005)	(9)	(1,014)
Total comprehensive income (loss) for the year ended December 31, 2018	—	—	—	—	36,800	36,800	95	—	(345)	—	2	(248)	36,552	1,015	37,567
Share-based payment transactions of subsidiaries	—	11	—	—	—	—	—	—		—		—	11	42	53
Net increase in noncontrolling interests	—	55	—	—	—	—	—	—		—		—	55	239	294
BALANCE, DECEMBER 31, 2018	77,574	149,762	77,574	2,676	66,626	146,876	(79)	—	538	—	1	460	374,672	9,857	384,529
Effect of retrospective application of IFRS 16 (Note 5)	-	-	-	-	(51)	(51)	-	-	-	-	-	-	(51)	(20)	(71)
BALANCE, JANUARY 1, 2019 AS ADJUSTED	77,574	149,762	77,574	2,676	66,575	146,825	(79)	—	538	—	1	460	374,621	9,837	384,458
Appropriation of 2018 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(34,746)	(34,746)	—	—	—	—	—	—	(34,746)	—	(34,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Unclaimed dividend	—	1	—	—	—	—	—	—	—	—	—	—	1	—	1
Net income for the year ended December 31, 2019	—	—	—	—	32,947	32,947	—	—	—	—	—	—	32,947	974	33,921
Other comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	1,208	1,208	(69)	—	197	—	(1)	127	1,335	(7)	1,328
Total comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	34,155	34,155	(69)	—	197	—	(1)	127	34,282	967	35,249
Share-based payment transactions of subsidiaries	—	(1)	—	—	—	—	—	—	—	—	—	—	(1)	22	21
Net decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
BALANCE, DECEMBER 31, 2019	$77,574	$149,762	$77,574	$2,676	$65,984	$146,234	$(148)	$—	$735	$—	$—	$587	$374,157	$10,115	$384,272

BALANCE, DECEMBER 31, 2019 (IN MILLIONS OF US$ - Note 6)	$2,594	$5,007	$2,594	$89	$2,206	$4,889	$(5)	$—	$25	$—	$—	$20	$12,510	$338	$12,848
The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In Millions of New Taiwan or U.S. Dollars)

	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$48,009	$44,986	$41,867	$1,400
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	28,164	27,482	30,923	1,034
Amortization	3,766	4,386	4,253	142
Amortization of incremental costs of obtaining contracts	—	1,941	1,173	39
Expected credit loss (reversal of credit loss)	—	920	(125)	(4)
Provision for doubtful accounts	643	—	—	—
Interest expenses	22	18	104	3
Interest income	(205)	(197)	(251)	(8)
Dividend income	(328)	(396)	(296)	(10)
Compensation cost of share-based payment transactions	22	17	2	—
Share of profits of associates and joint ventures accounted for using equity method	(419)	(509)	(459)	(15)
Loss (gain) on disposal of property, plant and equipment	107	(142)	38	1
Property, plant and equipment transferred to expenses	3	—	—	—
Loss on disposal of intangible assets	—	—	—	—
Gain on disposal of financial instruments	(3)	(6)	(4)	—
Gain on disposal of investments accounted for using equity method	—	—	(151)	(5)
Provision for inventory and obsolescence	52	365	475	16
Impairment loss on property, plant and equipment	—	—	93	4
Reversal of impairment loss on investment properties	(11)	(19)	(57)	(2)
Impairment loss on intangible assets	9	51	9	—
Impairment loss on other assets	—	—	44	1
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(1)	21	38	1
Others	83	(17)	(26)	(2)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets mandatorily measured at fair value through profit or loss	—	63	—	—
Contract assets	—	2,751	173	6
Trade notes and accounts receivable	(1,191)	1,354	4,039	135
Receivables from related parties	(36)	25	7	-
Inventories	(1,469)	(6,778)	(2,698)	(90)
Prepayments	458	418	115	4
Other current monetary assets	(81)	(173)	(155)	(5)
Other current assets	(61)	(261)	146	5
Incremental cost of obtaining a contract	—	(802)	(781)	(26)
Increase (decrease) in:
Contract liabilities	—	2,653	6,701	224
Trade notes and accounts payable	587	1,065	(5,152)	(172)
Payables to related parties	(78)	234	(264)	(9)
Other payables	(691)	(1,089)	697	23
Provisions	82	27	97	3
Advance receipts	(728)	—	—	—
Other operating liabilities	(76)	422	(159)	(5)
Deferred revenue	66	—	—	—
Net defined benefit plans	49	(1,535)	534	18
Cash generated from operations	76,744	77,275	80,950	2,706
Interest paid	(22)	(18)	(104)	(4)
Income tax paid	(5,790)	(10,891)	(8,419)	(281)
Net cash provided by operating activities	70,932	66,366	72,427	2,421

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In Millions of New Taiwan or U.S. Dollars)

	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$—	$(290)	$(60)	$(2)
Proceeds from return of financial assets at fair value through other comprehensive income	—	7	9	-
Acquisition of financial assets at fair value through profit or loss	—	—	(443)	(15)
Proceeds from disposal of financial assets at fair value through profit or loss	—	—	146	5
Acquisition of available-for-sale financial assets	(400)	—	—	—
Proceeds from disposal of available-for-sale financial assets	9	—	—	—
Proceeds from capital reduction of available-for-sale financial assets	12	—	—	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(6,231)	(9,720)	(14,381)	(481)
Acquisition of repurchase agreement collateralized by bonds with maturities of more than three months	—	—	(15)	(1)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	5,650	5,655	16,520	552
Proceeds from disposal of held-to-maturity financial assets	2,140	—	—	—
Acquisition of investments accounted for using equity method	—	(205)	(4,190)	(140)
Proceeds from disposal of investments accounted for using equity method	—	3	32	1
Proceeds from capital reduction of investments accounted for using equity method	—	19	—	-
Acquisition of property, plant and equipment	(26,875)	(28,550)	(24,166)	(807)
Proceeds from disposal of property, plant and equipment	159	264	48	2
Acquisition of intangible assets	(11,305)	(498)	(363)	(12)
Acquisition of investment properties	—	(6)	(1)	-
Increase in other noncurrent assets	(788)	(80)	(1,122)	(38)
Interest received	233	187	257	9
Cash dividends received	675	600	602	20
Net cash used in investing activities	(36,721)	(32,614)	(27,127)	(907)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(In Millions of New Taiwan or U.S. Dollars)

	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	$6,952	$360	$575	$19
Repayment of short-term loans	(7,020)	(330)	(585)	(20)
Increase (decrease) in customers’ deposits	(111)	31	8	—
Payments for the principal of lease liabilities	—	—	(3,728)	(124)
Increase (decrease) in other noncurrent liabilities	(37)	84	233	8
Cash dividends paid	(38,336)	(37,205)	(34,746)	(1,162)
Partial disposal of interests in subsidiaries without losing control	106	1,175	—	—
Cash dividends distributed to noncontrolling interests	(942)	(958)	(710)	(24)
Change in other noncontrolling interests	2,777	1,806	18	1
Unclaimed dividend	3	2	1	—
Net cash used in financing activities	(36,608)	(35,035)	(38,934)	(1,302)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	122	103	39	2
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,275)	(1,180)	6,405	214
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	31,100	28,825	27,645	924
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$28,825	$27,645	$34,050	$1,138

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

The consolidated financial statements were authorized for issue by the management on March 31, 2020.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company initial applied IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” on January 1, 2018 and IFRS 16 “Leases” on January 1, 2019 and elected not to reflect the figures on a retrospective basis in comparative periods.  Different accounting policies for each accounting period as a result of the application of new accounting standards are listed by year separately.

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

Attribution of total comprehensive income to noncontrolling interests

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

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2018	2019	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	57	57	b)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	c)
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	d)

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2018	2019	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	80
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	93	93	e)
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100
Aval Technologies Co., Ltd. (“Aval”)	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	—	100	f)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	—	100	g)
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”)	Development of real estate	60	—	h)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49
Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	—	—	i)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	j)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2018	2019	Note
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	—	k)
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	—	—	l)
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	—	m)
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	—	—	n)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	—	100	o)

(Concluded)

a)

SENAO transferred its treasury stock to employees in June 2018 and the Company’s ownership interest in SENAO decreased to 28.18% as of December 31, 2018 and 2019.  As Chunghwa continues to control over half of the seats of the Board of Directors of SENAO (six out of eleven seats as of December 31, 2019) through the support of large beneficial stockholders, the accounts of SENAO are included in the consolidated financial statements.

b)

CHIEF issued new shares in March and November 2018, and March and November 2019, as its employees exercised their options.  In addition, Chunghwa and CHI disposed some shares of CHIEF in May 2018 before CHIEF traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements.  Furthermore, Chunghwa and CHI did not participate in the capital increase of CHIEF in June 2018.  Therefore, the Company’s ownership interest in CHIEF decreased to 60.23% and 59.75% as of December 31, 2018 and 2019, respectively.

c)	SHE reduced 19.72% of its capital to offset accumulated deficits in December 2019 and the Company’s ownership interest in SHE remained the same.
d)	The Company increased its investment in CHTT proportionally in October 2019 and the Company’s ownership interest in CHTT remained the same.
e)	SENAO subscribed for all the shares in the capital increase of Youth in December 2018. Therefore, the Company’s ownership interest in Youth increased from 89% to 93%.
f)	Aval invested 100% equity shares of Wiin Technology Co., Ltd. (“Wiin”) in September 2019.
g)	SENYOUNG invested 100% equity shares of Senaolife Insurance Agent Co., Ltd. (“Senaolife”) in November 2019.
h)	LED invested 60% equity shares of Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”) in March 2018. TASVI completed its liquidation in September 2019.
i)	Concord completed its liquidation in January 2018.

j)

CHI disposed some shares of CHPT from April to August 2018.  Therefore, its ownership interest in CHPT decreased to 34.25% as of December 31, 2018 and 2019.  However, considering the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

k)	STF completed its liquidation in May 2019.
l)	SEITS completed its liquidation in March 2018.
m)	SITJ completed its liquidation in March 2019.
n)	JZIT completed its liquidation in December 2018.
o)	CHPT (International) invested 100% equity shares of Su Zhou Precision Test Tech. Ltd. (“SZPT”) in October 2019.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2019:

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

Cash Equivalents

Cash equivalents include commercial paper, time deposits, negotiable certificates of deposit and repurchase agreements collateralized by bonds with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.  These cash equivalents are held for the purpose of meeting short-term cash commitments.

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

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount.  Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment.  Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

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

Impairment of Tangible Assets, Intangible Assets Other Than Goodwill and Incremental Costs of Obtaining Contracts

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

2017

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

Starting from 2018

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL.  Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.  The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset.  Fair value is determined in the manner described in Note 37.

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

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

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

2017

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

Starting from 2018

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

2017

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Starting from 2018

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

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.  The provisions for warranties claims and trade-in right of 2017 are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits.  The provisions of warranties claims and trade-in right of 2017 are recognized as operating cost and the reduction of revenue, respectively, in the period in which the goods are sold.  The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

Revenue Recognition

2017

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

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

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

When another party is involved in providing goods or services to a customer, the Company is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services; otherwise, the Company is acting as an agent.  When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized as its share of transaction.

Starting from 2018

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product.  Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.  The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

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

otherwise, the Company is acting as an agent.  When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue.  When the Company is acting as an agent, revenue is recognized as its share of transaction.

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

Prior to 2019

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

2019

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date.  Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities.  Right-of-use assets are presented separately on the consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate.  The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined.  If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms.  When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets.  However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss.  Lease liabilities are presented separately on the consolidated balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

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

a.	Critical accounting judgments
1)Revenue recognition

The Company’s project agreements are mainly to provide one or more customized equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements.  The Company considers the following factors to determine whether the Company is a principal of the transaction:  whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc.  The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company.  Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

2)Control over subsidiaries

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

b.	Key sources of estimation uncertainty and assumption
The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.
1)	Impairment of trade notes and accounts receivable

2017

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

Starting from 2018

The provision for impairment of trade notes and accounts receivable is based on assumptions about risk of default and expected loss rates.  The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period.  For details of the key assumptions and inputs used, see Note 10.  Where the actual future cash flows are less than expected, a material impairment loss may arise.

2)	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 37.  If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly.  The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

3)	Provision for inventory valuation and obsolescence

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

4)	Impairment of tangible and intangible assets

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

5)	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies - Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

6)	Recognition and measurement of defined benefit plans

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

7)	Lessees’ incremental borrowing rates

2019

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate.  The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5.	APPLICATION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2015-2017 Cycle, Amendments to IFRS 9:  Prepayment Features with Negative Compensation, IFRS 16:  Lease,

Amendments to IAS19:  Plan Amendment, Curtailment or Settlement, Amendments to IAS 28:  Long-term Interests in Associates and Joint Ventures, and IFRIC 23:  Uncertainty Over Income Tax Treatments for the first time in 2019.  Except for the following, the application of these new standards and amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for identifying leases and accounting treatments for lessors and lessees.  It supersedes IAS 17 “Lease”, IFRIC 4 - Determining Whether an Arrangement Contains a Lease and a number of related interpretations.  Refer to Note 3 for information relating to the relevant accounting policies.

The Company reassessed whether a contract is, or contains, a lease in accordance with the definition of a lease under IFRS 16.  Some contracts previously identified as containing a lease under IAS 17 and IFRIC 4 do not meet the definition of a lease under IFRS 16 and are accounted for in accordance with other accounting standards because the Company does not have the right to direct the use of the identified assets.  Contracts that are reassessed as leases or containing a lease are accounted for in accordance with the transitional provisions under IFRS 16.

If the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for those whose payments for low-value assets are recognized as expenses on a straight-line basis.  On the consolidated statements of comprehensive income, the Company presents the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on lease liability using the effective interest method.  On the consolidated statements of cash flows, cash payments for the principal portion of lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.  Before the application of IFRS 16, payments under operating lease contracts were recognized as expenses on a straight-line basis.  Prepaid lease payments for use rights of leased assets were recognized as prepaid rents.  Cash flows for operating leases were classified within operating activities on the statements of cash flows.

The Company did not make any adjustments for leases in which the Company is a lessor and accounted for those leases with the application of IFRS 16 starting from January 1, 2019.

The Company applied IFRS 16 retrospectively with the cumulative effect of the initial application of IFRS 16 recognized in retained earnings on January 1, 2019.  Comparative financial information is not restated.

Lease liabilities are recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17 and measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019.  Right-of-use assets are measured at the present value discounted using the aforementioned incremental borrowing rate as if IFRS 16 had been applied since the commencement date of leases.  The Company applies IAS 36 for assessing impairment of right-of-use assets.

The Company’s weighted average incremental borrowing rate applied to lease liabilities recognized on January 1, 2019 was 0.85%.  The difference between the (1) lease liabilities recognized on January 1, 2019 and (2) future aggregate minimum lease payments of non-cancellable operating lease under IAS 17 on December 31, 2018 is explained as follows:

NT$
(In Millions)
The future aggregate minimum lease payments of non-cancellable operating lease on December 31, 2018	$10,558
Less: Recognition exemption for leases of low-value assets	(3)

Undiscounted amount on January 1, 2019	$10,555

Discounted lease liabilities using the incremental borrowing rate on January 1, 2019	$10,340
Add: Adjustments as a result of a different treatment of extension options	—

Lease liabilities recognized on January 1, 2019	$10,340

The impact on assets, liabilities and equity as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	Carrying Amount as of January 1, 2019	Effect of Retrospective Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
	(In Millions)
Prepayments - current	$1,873	$(245)	$1,628
Property, plant and equipment	$288,914	(1,309)	$287,605
Right-of-use assets	$—	12,163	$12,163
Deferred income tax assets	$3,554	26	$3,580
Prepayments - noncurrent	$3,463	(414)	$3,049
Total effect on assets		$10,221

Contract liabilities - current	$10,688	$214	$10,902
Lease liabilities - current	$—	3,394	$3,394
Other payables	$23,315	(48)	$23,267
Other current liabilities	$1,382	(214)	$1,168
Contract liabilities - noncurrent	$2,595	3,483	$6,078
Deferred income tax liabilities	$1,992	—	$1,992
Lease liabilities - noncurrent	$—	6,946	$6,946
Other noncurrent liabilities	$4,793	(3,483)	$1,310
Total effect on liabilities		$10,292

Unappropriated earnings	$66,626	$(51)	$66,575
Noncontrolling interests	$9,857	$(20)	$9,837
Total effect on equity		$(71)

New and Amended IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and amended IFRSs that have been issued but are not yet effective.

New or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRS 3	Definition of a Business	January 1, 2020 (Note 2)
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform	January 1, 2020 (Note 3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1 and IAS 8	Definition of Materiality	January 1, 2020 (Note 4)
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2022

Note 1:	The aforementioned new or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:

The Company shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 3:	The Company shall apply these amendments retrospectively in annual periods beginning on or after January 1, 2020.
Note 4:	The Company shall apply these amendments prospectively in annual periods beginning on or after January 1, 2020.

The application of “Amendments to IFRS 3:  Definition of a Business”, “Amendments to IFRS 9, IAS 39 and IFRS 7:  Interest Rate Benchmark Reform” and “Amendments to IAS 1 and IAS 8:  Definition of Materiality” will not have material impact on the Company’s consolidated financial statements.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing whether the application of “Amendments to IFRS 10 and IAS 28:  Sale or Contribution of Assets between an Investor and its Associate or Joint Venture” and “Amendments to IAS 1:  Classification of liabilities as current or noncurrent” will have the impact on the Company’s financial position and operating result.  The Company will disclose the relevant impact when the assessment is completed.

6.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars.  For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 31, 2019, which was NT$29.91 to US$1.00.  The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.	CASH AND CASH EQUIVALENTS

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$463	$353
Bank deposits	10,575	9,433
	11,038	9,786
Cash equivalents (investments with maturities of less than three months)
Commercial paper	$6,144	$20,110
Negotiable certificates of deposit	7,600	1,700
Time deposits	2,863	2,451
Repurchase agreements collateralized by bonds	—	3
	16,607	24,264
	$27,645	$34,050

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit, time deposits and repurchase agreements collateralized by bonds as of balance sheet dates were as follows:

	December 31
	2018	2019
Bank deposits	0.00%-0.50%	0.00%-0.74%
Commercial paper	0.47%-0.57%	0.47%-0.54%
Negotiable certificate of deposit	0.55%-0.60%	0.58%-0.60%
Time deposits	0.09%-4.40%	0.09%-4.40%
Repurchase agreements collateralized by bonds	-	1.90%

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contract	$—	$—
Non-derivatives
Listed stocks - domestic	—	1

	$—	$1

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$293	$511
Non-listed stocks - foreign	224	267

Forward exchange contracts	$517	$778

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1	$—

The Company increased its investment in Taiwania Capital Buffalo Fund Co., Ltd. proportionally for $300 million in October 2019 and the Company’s ownership interest in Taiwania Capital Buffalo Fund Co., Ltd. remained at 12.9%.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

		Maturity	Contract Amount
	Currency	Period	(In Millions)
December 31, 2018
Forward exchange contracts - buy	EUR/NT$	2019.03-06	EUR5/NT$193
Forward exchange contracts - buy	US$/NT$	2019.01	US$2/NT$62

December 31, 2019
Forward exchange contracts - buy	EUR/NT$	2020.03	EUR2/NT$51
Forward exchange contracts - buy	US$/NT$	2020.01	US$1/NT$26

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates.  However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Domestic investments
Listed stocks	$2,900	$2,454
Non-listed stocks	3,901	4,566
Foreign investments
Non-listed stocks	132	134
	$6,933	$7,154

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

The Company recognized dividend income of $396 million and $296 million for the years ended December 31, 2018 and 2019, respectively, from those investments still held on balance sheet dates.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$32,678	$28,768
Less: Loss allowance	(2,602)	(2,360)
	$30,076	$26,408

2017

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

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2017	$805	$968	$1,773
Add: Provision for doubtful accounts	535	43	578
Deduct: Amounts written off	(15)	(219)	(234)
Balance on December 31, 2017	$1,325	$792	$2,117

Starting from 2018

The main credit terms range from 30 to 90 days.

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

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited.  Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2018

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-3%	3%-30%	7%-69%	19%-82%	32%-90%	61%-95%	100%
Gross carrying amount	$23,307	$455	$95	$49	$37	$36	$418	$24,397
Loss allowance (Lifetime ECL)	(80)	(27)	(24)	(29)	(28)	(25)	(418)	(631)
Amortized cost	$23,227	$428	$71	$20	$9	$11	$—	$23,766

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,067	$88	$92	$8	$12	$7	$1,725	$5,999
Loss allowance (Lifetime ECL)	(153)	(8)	(10)	(3)	(8)	(6)	(1,725)	(1,913)
Amortized cost	$3,914	$80	$82	$5	$4	$1	$—	$4,086

December 31, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	0%-25%	0%-68%	0%-83%	11%-90%	17%-96%	100%
Gross carrying amount	$19,020	$268	$75	$47	$41	$28	$601	$20,080
Loss allowance (Lifetime ECL)	(56)	(26)	(28)	(35)	(26)	(27)	(601)	(799)
Amortized cost	$18,964	$242	$47	$12	$15	$1	$—	$19,281

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,054	$78	$52	$30	$12	$1	$1,472	$5,699
Loss allowance (Lifetime ECL)	(3)	(5)	(5)	(11)	(5)	(1)	(1,472)	(1,502)
Amortized cost	$4,051	$73	$47	$19	$7	$—	$—	$4,197

Note a:

Please refer to Notes 29 and 41 for the information of disaggregation of telecommunications service revenue.  The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

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

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)
Beginning balance	$2,117	$2,602
Add: Provision for (reversal of) credit loss	805	(54)
Less: Amounts written off	(320)	(188)
Ending balance	$2,602	$2,360

11.	INVENTORIES

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Merchandise	$6,068	$3,858
Project in process	6,756	11,113
Work in process	109	141
Raw materials	112	156
	13,045	15,268
Land held under development	1,999	1,999
Construction in progress	77	77
	$15,121	$17,344

The operating costs related to inventories were $56,342 million, $48,649 million and $49,258 million for the years ended December 31, 2017, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, valuation loss on inventories recognized as operating costs included the amounts of $52 million, $365 million and $475 million, respectively.

As of December 31, 2018 and 2019, inventories of $2,076 million and $2,076 million, respectively, were expected to be recovered for a time period longer than twelve months.  The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

12.	PREPAYMENTS

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Prepaid rents	$2,415	$3,382
Others	2,921	1,180
	$5,336	$4,562
Current
Prepaid rents	$600	$704
Others	1,273	1,179
	$1,873	$1,883
Noncurrent
Prepaid rents	$1,815	$2,678
Others	1,648	1
	$3,463	$2,679

Prepaid rents in 2019 comprises the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$8,157	$5,959
Repurchase agreements collateralized by bonds with maturities of more than three months	—	15
Others	1,347	1,524
	$9,504	$7,498

The annual yield rates of time deposits, negotiable certificates of deposit and repurchase agreements collateralized by bonds with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2018	2019
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%-3.05%	0.03%-2.73%
Repurchase agreements collateralized by bonds with maturities of more than three months	-	2.50%

14.	SUBSIDIARIES
a.	Information on significant noncontrolling interest subsidiary

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	and Principal	December 31
Subsidiaries	Place of Business	2018	2019
SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2017	2018	2019	2018	2019
	NT$	NT$	NT$	NT$	NT$
		(In Millions)
SENAO	$592	$326	$291	$4,108	$4,146
CHPT	$431	$477	$414	4,022	4,217
Individually immaterial subsidiaries with noncontrolling interests				1,727	1,752
				$9,857	$10,115

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below.  The summarized financial information below represents amounts before intercompany eliminations.

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Current assets	$7,041	$6,751
Noncurrent assets	$2,527	$3,173
Current liabilities	$3,757	$3,637
Noncurrent liabilities	$164	$590
Equity attributable to the parent	$1,539	$1,551
Equity attributable to noncontrolling interests	$4,108	$4,146

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
Revenue and income	$36,038	$31,540	$29,131
Costs and expenses	35,200	31,081	28,725
Profit for the year	$838	$459	$406

Profit attributable to the parent	$246	$133	$115
Profit attributable to noncontrolling interests	592	326	291
Profit for the year	$838	$459	$406

Other comprehensive income (loss) attributable to the parent	$3	$(2)	$(7)
Other comprehensive income (loss) attributable to noncontrolling interests	(17)	(10)	22
Other comprehensive income (loss) for the year	$(14)	$(12)	$15

Total comprehensive income attributable to the parent	$249	$131	$108
Total comprehensive income attributable to noncontrolling interests	575	316	313
Total comprehensive income for the year	$824	$447	$421

Net cash flow from operating activities	$1,081	$696	$538
Net cash flow from investing activities	(57)	(13)	235
Net cash flow from financing activities	(897)	(491)	(718)
Effect of exchange rate changes on cash and cash equivalents	(2)	1	—
Net cash inflow	$125	$193	$55

Dividends paid to noncontrolling interests	$703	$587	$269

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below.  The summarized financial information below represents amounts before intercompany eliminations.

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Current assets	$4,417	$3,710
Noncurrent assets	$2,779	$4,044
Current liabilities	$1,076	$1,316
Noncurrent liabilities	$1	$22
Equity attributable to CHI	$2,097	$2,199
Equity attributable to noncontrolling interests	$4,022	$4,217

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
Revenue and income	$3,127	$3,299	$3,404
Costs and expenses	2,402	2,549	2,775
Profit for the year	$725	$750	$629

Profit attributable to CHI	$294	$273	$215
Profit attributable to noncontrolling interests	431	477	414
Profit for the year	$725	$750	$629

Other comprehensive loss attributable to CHI	$(1)	$—	$(1)
Other comprehensive loss attributable to noncontrolling interests	(2)	—	(2)
Other comprehensive loss for the year	$(3)	$—	$(3)

Total comprehensive income attributable to CHI	$293	$273	$214
Total comprehensive income attributable to noncontrolling interests	429	477	412
Total comprehensive income for the year	$722	$750	$626

Net cash flow from operating activities	$1,052	$862	$507
Net cash flow from investing activities	(639)	(733)	(1,426)
Net cash flow from financing activities	2,306	(328)	(349)
Effect of exchange rate changes on cash and cash equivalents	(4)	1	(5)
Net cash inflow (outflow)	$2,715	$(198)	$(1,273)

Dividends paid to noncontrolling interests	$146	$210	$216
b.	Equity transactions with noncontrolling interests

CHI did not participate in the capital increase of CHPT in September 2017.  Additionally, CHI disposed some shares of CHPT from April to August 2018.  Therefore, the Company’s ownership interest in CHPT decreased to 34.25% as of December 31, 2018 and 2019.  See Note 33(f) for details.

Chunghwa and CHI disposed some shares of CHIEF in June 2017 and May 2018 before CHIEF traded its shares on the emerging stock market and the General Stock Market of the Taipei Exchange according to the local requirements.  In addition, Chunghwa and CHI did not participate in the capital increase of CHIEF in June 2018.  Furthermore, CHIEF issued new shares in March and November 2018, and March and November 2019, as its employees exercised their options.  Therefore, the Company’s ownership interest in CHIEF decreased to 60.23% and 59.75% as of December 31, 2018 and 2019.  See Note 33(c)(d) for details.

SENAO transferred its treasury stock to employees in June and November 2017, and June 2018; therefore, the Company’s ownership interest in SENAO decreased to 28.18% as of December 31, 2018 and 2019.  See Note 33(b) for details.

SENAO subscribed for all the shares in the capital increase of Youth in December 2018; therefore, the Company’s ownership interest in Youth increased to 93% as of December 31, 2018 and 2019.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2017, 2018 and 2019 was as follows:

	Year Ended December 31
	2017
	CHI Did Not Participate in the Capital Increase of CHPT	SENAO Transferred its Treasury Stock	Chunghwa and CHI Disposed Some Shares of CHIEF
	NT$	NT$
		(In Millions)
Cash consideration received from (paid to) Noncontrolling interests	$2,552	$164	$106
The proportionate share of the carrying amount of the net assets of the subsidiary transferred (to) from noncontrolling interests	(1,750)	(137)	(29)
Differences arising from equity transactions	$802	$27	$77

Line items for equity transaction adjustments
Additional paid-in capital - difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$—	$77
Additional paid-in capital - arising from changes in equities of subsidiaries	$802	$27	$—

	Year Ended December 31
	2018
	SENAO not Proportionately participating in the Capital Increase of Youth	SENAO Transferred its Treasury Stock	CHI Disposed Some Shares of CHPT	Chunghwa and CHI Did Not Participate in the Capital Increase of CHIEF	Chunghwa and CHI Disposed Some Shares of CHIEF	Share-Based Payment of CHIEF
	NT$	NT$	NT$	NT$		NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$—	$327	$1,042	$1,477	$133	$35
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	—	(272)	(330)	(700)	(19)	(24)
Differences arising from equity transactions	$—	$55	$712	$777	$114	$11

Line items for equity transaction adjustments
Additional paid-in capital - difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$—	$712	$—	$114	$—
Additional paid-in capital - arising from changes in equities of subsidiaries	$—	$55	$—	$777	$—	$11

Year Ended December 31
2019
CHIEF Share-Based Payment
NT$
(In Millions)
Cash consideration received from noncontrolling interests	$19
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(20)
Differences arising from equity transactions	$(1)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(1)

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Material associate
Next Commercial Bank Co., Ltd. (preparatory office) (“NCB”)	$—	$4,074

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	768	803
KingwayTek Technology Co., Ltd. (“KWT”)	—	217

Non-listed
ST-2 Satellite Ventures Pte. Ltd. (“STS”)	496	501
International Integrated System, Inc. (“IISI”)	306	335
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	286	317
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	213	268
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	199	194
So-net Entertainment Taiwan Limited (“So-net”)	120	186
KKBOX Taiwan Co., Ltd. (“KKBOXTW”, previously known as Skysoft Co., Ltd.)	147	151
Taiwan International Ports Logistics Corporation (“TIPL”)	50	51
Click Force Co., Ltd. (“CF”)	38	37
UUPON Inc. (“UUPON”, previously known as Dian Zuan Integrating Marketing Co., Ltd.)	4	(3)
Cornerstone Ventures Co., Ltd. (“CVC”)	5	5
Alliance Digital Tech Co., Ltd. (“ADT”)	3	3
KingwayTek Technology Co., Ltd. (“KWT”)	97	—
MeWorks Limited (HK) (“MeWorks”)	—	—
	$2,732	$7,139

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	December 31
	2018	2019
Material associate
Next Commercial Bank Co., Ltd. (preparatory office) (“NCB”)	—	42

Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	26	23
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
International Integrated System, Inc. (“IISI”)	32	31
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Click Force Co., Ltd. (“CF”)	49	49
UUPON Inc. (“UUPON”)	22	22
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14
MeWorks Limited (HK) (“MeWorks”)	20	20

Summarized financial information of NCB (preparatory office) is set out below:

December 31
2019
NT$
(In Millions)
Current assets	$10,000
Noncurrent assets	452
Current liabilities	(291)
Noncurrent liabilities	(437)

Equity	$9,724

The percentage of ownership held by the Company	41.9%

Equity attributable to the Company and carrying amount of investment	$4,074

Period from the Beginning Date of Preparation to December 31, 2019
NT$
(In Millions)
Revenues	$—

Net loss for the period	$(276)
Other comprehensive income	—
Total comprehensive loss for the year	$(276)

Except for NCB (preparatory office), no associates is considered individually material to the Company.

Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profits	$420	$509	$575
The Company’s share of other comprehensive income (loss)	(4)	5	(3)
The Company’s share of total comprehensive income	$416	$514	$572

The Level 1 fair values based on the closing market prices of SNI and KWT as of the balance sheet dates were as follows:

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
SNI	$1,447	$2,014
KWT	$—	$873

The Company did not participate in the capital increase of UUPON in April 2017 and the ownership interest of UUPON decreased to 22%.  UUPON engages mainly in information technology service and general advertisement service.

The Company owns 14% equity shares of ADT.   As the Company remains the seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT.  In June 2018, the stockholders of ADT approved to dissolve.  The liquidation of ADT is still in process.

HopeTech returned the proceeds of $19 million as a result of capital reduction in January 2018.  The Company received $3 million by disposing all shares of HopeTech in June 2018 and recognized disposal loss of $0.1 million.  HopeTech engages mainly in sale of information and communication technologies products.

The Company invested 50% equity shares of CPFI in October 2018.  The Company has only two out of five seats of the Board of Directors of CPFI, and has no control but significant influence over CPFI.  Therefore, the Company recognized CPFI as investment in associate.  CPFI engages mainly in investment business.

The Company invested 49% equity shares of CVC in October 2018.  The Company has only two out of five seats of the Board of Directors of CVC, and has no control but significant influence over CVC.

Therefore, the Company recognized CVC as investment in associate.  CVC engages mainly in investment business.

The participation of establishing NCB was approved by the Chunghwa’s Board of Directors in January 2019.  The establishment of NCB was approved by the Financial Supervisory Commission of ROC in July 2019 and the incorporation of NCB was approved by the ROC’s Ministry of Economic Affairs Department of Commerce in January 2020.  Chunghwa prepaid investment funds to NCB in February and November 2019 amounted to $4,190 million, for ownership interest of 41.9%.  Chunghwa obtained six out of fifteen seats of the Board of Directors of NCB; therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.  NCB mainly engages in online banking business, which located in Taiwan.

IISI issued new shares in March and September 2019 as its employees exercised their options, therefore, the Company’s ownership interest in IISI decreased to 31% as of December 31, 2019.  The investment of 20.58% of ownership interest in IISI was approved by Chunghwa’s Board of Directors in January 2020.  Upon the completion of the transaction, the Company’s ownership interest in IISI is expected to increase from 31% to 52%.  Therefore, Chunghwa will gain control over IISI and treat it as a subsidiary.

The Company disposed some shares of KWT in April 2019 before KWT traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements and recognized disposal gain of $151 million.  In addition, the Company did not participate in the capital increase of KWT in May 2019 and KWT repurchased its stock in December 2019.  Therefore, the Company’s ownership interest in KWT decreased to 23% as of December 31, 2019.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.	Investments in joint ventures

In March 2016, the stockholders of Huada Digital Corporation (“HDD”) approved that HDD should start its dissolution from March 31, 2016.  HDD completed its liquidation in March 2017.

In December 2016, the stockholders of Chunghwa Benefit One Co., Ltd. (“CBO”) approved that CBO should start its dissolution from December 31, 2016.  CBO completed its liquidation in December 2017.

None of the above joint ventures is considered individually material to the Company.  Summarized financial information of joint ventures that were not material to the Company was as follows:

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
The Company’s share of loss	$(1)	$—	$—
The Company’s share of other comprehensive income	—	—	—
The Company’s share of total comprehensive loss	$(1)	$—	$—

The Company’s share of loss of joint ventures was recorded based on the audited financial statements.

16.	PROPERTY, PLANT AND EQUIPMENT

December 31
2018
NT$
(In Millions)
Carrying amount
Land	$103,972
Land improvements	263
Buildings	44,784
Computer equipment	2,115
Telecommunications equipment	116,322
Transportation equipment	231
Miscellaneous equipment	2,582
Construction in progress and equipment to be accepted	18,645
$288,914

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2017	$103,872	$1,581	$67,738	$14,295	$715,692	$3,866	$8,943	$20,141	$936,128
Additions	—	—	30	78	193	1	193	25,574	26,069
Disposal	(158)	(5)	(108)	(974)	(13,739)	(62)	(402)	—	(15,448)
Effect of foreign exchange differences	—	—	—	(1)	(172)	—	(3)	—	(176)
Others	365	19	5,034	764	20,080	29	784	(27,188)	(113)
Balance on December 31, 2017	$104,079	$1,595	$72,694	$14,162	$722,054	$3,834	$9,515	$18,527	$946,460
Accumulated depreciation and impairment
Balance on January 1, 2017	$—	$(1,248)	$(25,591)	$(11,582)	$(596,497)	$(3,237)	$(6,803)	$—	$(644,958)
Depreciation expenses	—	(50)	(1,402)	(1,192)	(24,492)	(330)	(677)	—	(28,143)
Disposal	—	4	47	967	13,712	63	389	—	15,182
Effect of foreign exchange differences	—	—	—	—	45	—	2	—	47
Others	—	1	147	19	78	(9)	(116)	—	120
Balance on December 31, 2017	$—	$(1,293)	$(26,799)	$(11,788)	$(607,154)	$(3,513)	$(7,205)	$—	$(657,752)
Cost
Balance on January 1, 2018	$104,079	$1,595	$72,694	$14,162	$722,054	$3,834	$9,515	$18,527	$946,460
Additions	—	—	21	52	159	—	334	27,413	27,979
Disposal	(71)	—	—	(643)	(31,984)	(29)	(623)	—	(33,350)
Effect of foreign exchange differences	—	—	—	—	60	—	—	—	60
Others	(36)	6	196	687	25,459	77	648	(27,295)	(258)
Balance on December 31, 2018	$103,972	$1,601	$72,911	$14,258	$715,748	$3,882	$9,874	$18,645	$940,891

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2018	$—	$(1,293)	$(26,799)	$(11,788)	$(607,154)	$(3,513)	$(7,205)	$—	$(657,752)
Depreciation expenses	—	(45)	(1,356)	(983)	(24,236)	(162)	(679)	—	(27,461)
Disposal	—	—	—	632	31,952	29	615	—	33,228
Effect of foreign exchange differences	—	—	—	—	(20)	—	—	—	(20)
Others	—	—	28	(4)	32	(5)	(23)	—	28
Balance on December 31, 2018	$—	$(1,338)	$(28,127)	$(12,143)	$(599,426)	$(3,651)	$(7,292)	$—	$(651,977)

(Concluded)

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the years ended December 31, 2017 and 2018.

Depreciation expense in 2017 and 2018 is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

December 31, 2019
NT$
(In Millions)
Assets used by the Company	$276,370
Assets subject to operating leases	7,324
$283,694

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2019	$103,972	$1,601	$72,911	$14,258	$715,748	$3,882	$9,874	$18,645	$940,891
Effect of retrospective application of IFRS 16	(3,617)	(1)	(3,583)	—	(3,885)	—	—	—	(11,086)
Balance on January 1, 2019 as adjusted	100,355	1,600	69,328	14,258	711,863	3,882	9,874	18,645	929,805
Additions	—	—	1,221	57	120	1	149	21,612	23,160
Disposal	(38)	(7)	(3)	(1,916)	(30,417)	(51)	(405)	—	(32,837)
Effect of foreign exchange differences	—	—	—	—	(37)	—	(1)	(6)	(44)
Others	(1,214)	25	455	606	24,503	80	473	(26,499)	(1,571)
Balance on December 31, 2019	$99,103	$1,618	$71,001	$13,005	$706,032	$3,912	$10,090	$13,752	$918,513
Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(1,338)	$(28,127)	$(12,143)	$(599,426)	$(3,651)	$(7,292)	$—	$(651,977)
Effect of retrospective application of IFRS 16	—	1	1,265	—	2,576	—	—	—	3,842
Balance on January 1, 2019 as adjusted	—	(1,337)	(26,862)	(12,143)	(596,850)	(3,651)	(7,292)	—	(648,135)
Depreciation expenses	—	(43)	(1,301)	(827)	(23,906)	(91)	(688)	—	(26,856)
Disposal	—	6	3	1,909	30,380	51	402	—	32,751
Impairment losses	—	—	—	—	—	—	(64)	(29)	(93)
Effect of foreign exchange differences	—	—	—	—	16	—	1	—	17
Others	—	(1)	183	(7)	22	(3)	(21)	—	173
Balance on December 31, 2019	$—	$(1,375)	$(27,977)	$(11,068)	$(590,338)	$(3,694)	$(7,662)	$(29)	$(642,143)

CHPT evaluated that certain miscellaneous equipment, construction in progress and equipment to be accepted used for manufacturing specific PCB will not be used in the future and there was no active market for sale; therefore, CHPT determined that the recoverable amount of such assets was nil and recognized impairment losses of $89 million for the year ended December 31, 2019.  CHSI evaluated that certain miscellaneous equipment will not be used in the future and there was no active market for sale; therefore, CHSI determined that the recoverable amount of such assets was nil and recognized impairment losses of $4 million for the year ended December 31, 2019.  The aforementioned impairment losses were included in other income and expenses of statement of comprehensive income.

Depreciation expense for assets used by the Company in 2019 is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-9 years
Mechanical and air conditioner equipment	3-16 years
Others	1-15 years

b.	Assets subject to operating leases

	Land	Land Improvements	Buildings	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2019	$—	$—	$—	$—
Effect of retrospective application of IFRS 16	3,617	1	3,583	7,201
Balance on January 1, 2019 as adjusted	3,617	1	3,583	7,201
Additions	—	—	4	4
Transferred from (to) assets used by the Company	1,362	(1)	255	1,616
Balance on December 31, 2019	$4,979	$—	$3,842	$8,821
Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$—	$—	$—
Effect of retrospective application of IFRS 16	—	(1)	(1,265)	(1,266)
Balance on January 1, 2019 as adjusted	—	(1)	(1,265)	(1,266)
Depreciation expenses	—	—	(74)	(74)
Transferred to (from) assets used by the company	—	1	(158)	(157)
Balance on December 31, 2019	$—	$—	$(1,497)	$(1,497)
Balance on January 1, 2019 as adjusted, net	$3,617	$—	$2,318	$5,935
Balance on December 31, 2019, net	$4,979	$—	$2,345	$7,324

The Company leases out land and buildings with lease terms between 1 to 20 years.  The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment is as follows:

December 31, 2019
NT$
(In Millions)
Year 1	$302
Year 2	273
Year 3	234
Year 4	191
Year 5	130
Onwards	1,224
$2,354

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Land improvements	10 years
Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

17.	LEASE ARRANGEMENTS

a.Right-of-use Assets

December 31, 2019
NT$
(In Millions)
Land and buildings
Handsets base stations	$6,845
Others	1,916
Equipment	2,603
$11,364

Year Ended December 31, 2019
NT$
(In Millions)
Additions to right-of-use assets	$3,803
Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,728
Others	821
Equipment	419
$3,968

b.Lease liabilities

December 31, 2019
NT$
(In Millions)
Lease liabilities
Current	$3,291
Non-current	6,467
$9,758

Range of discount rate for lease liabilities is as follows:

December 31, 2019
Land and buildings
Handsets base stations	0.58%-1.18%
Others	0.58%-9.00%
Equipment	0.58%-4.50%

c.Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located all over Taiwan with lease terms from 1 to 20 years.  There’s no clause for bargain purchase options to acquire the assets at the expiry of the lease periods in the agreement.  In most lease-in agreements of handsets base station agreements, the Company is able to terminate the agreement prior to the maturity date provided that the premise the Company fails to meet the purpose to build telecommunication equipment due to legal restriction, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years.  Most of the lease agreements for national land adjust the lease payment according to the changes of present values of land announced by the authority.  At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite.  The information of lease agreements with related parties, please refer to Note 38 to the consolidated financial statements for details.

d.Other lease information

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

2018

December 31, 2018
NT$
(In Millions)
Within one year	$3,439
Longer than one year but within five years	6,375
Longer than five years	744
$10,558

2019

Year Ended December 31, 2019
NT$
(In Millions)
Expenses relating to low-value asset leases	$7
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$6
Total cash outflow for leases	$3,826

The Company leases certain equipment which qualify as low-value asset leases.  The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties are set out in Notes 16 and 18 to the consolidated financial statements.

18.	INVESTMENT PROPERTIES

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$8,287	$8,169

Investment Properties
NT$
(In Millions)
Cost
Balance on January 1, 2017	$9,195
Reclassification	(60)
Balance on December 31, 2017	$9,135
Accumulated depreciation and impairment
Balance on January 1, 2017	$(1,080)
Depreciation expense	(21)
Reclassification	3
Reversal of impairment loss	11
Balance on December 31, 2017	$(1,087)
Cost
Balance on January 1, 2018	$9,135
Additions	6
Reclassification	251
Balance on December 31, 2018	$9,392
Accumulated depreciation and impairment
Balance on January 1, 2018	$(1,087)
Depreciation expense	(21)
Reclassification	(16)
Reversal of impairment loss	19
Balance on December 31, 2018	$(1,105)
Cost
Balance on January 1, 2019	$9,392
Additions	1
Disposal	(6)
Reclassification	(173)
Balance on December 31, 2019	$9,214
Accumulated depreciation and impairment
Balance on January 1, 2019	$(1,105)
Depreciation expense	(25)
Disposal	6
Reclassification	22
Reversal of impairment loss	57
Balance on December 31, 2019	$(1,045)

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount; therefore, the Company recognized reversal of impairment losses of $11 million, $19 million and $57 million for the years ended December 31, 2017, 2018 and 2019, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years.  The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2018 and 2019 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers.  Those appraisal reports are based on the comparison approach, income approach or cost approach.  Key assumptions and the fair values were as follows:

December 31
	2018	2019
	NT$	NT$
(In Millions)
Fair value	$18,515	$18,701
Overall capital interest rate	1.02%-4.04%	1.03%-4.04%
Profit margin ratio	12%-20%	12%-20%
Discount rate	—	—
Capitalization rate	0.79%-1.75%	0.79%-1.74%

All of the Company’s investment properties are held under freehold interest.

2018

The future aggregate minimum lease collection under non-cancellable operating leases is as follows:

December 31, 2018
NT$
(In Millions)
Within one year	$344
Longer than one year but within five years	580
Longer than five years	206
$1,130

2019

The future aggregate lease collection under operating lease for investment properties is as follows:

December 31, 2019
NT$
(In Millions)
Year 1	$113
Year 2	91
Year 3	71
Year 4	61
Year 5	39
Onwards	96
$471

19.	INTANGIBLE ASSETS

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Carrying amount
3G and 4G concession	$49,512	$45,672
Computer software	959	931
Goodwill	209	200
Others	264	244
	$50,944	$47,047

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2017	$59,209	$3,408	$236	$414	$63,267
Additions-acquired separately	10,935	366	—	4	11,305
Disposal	—	(462)	—	—	(462)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2017	$70,144	$3,312	$236	$418	$74,110
Accumulated amortization and impairment
Balance on January 1, 2017	$(13,413)	$(2,413)	$(18)	$(70)	$(15,914)
Amortization expenses	(3,262)	(481)	—	(23)	(3,766)
Disposal	—	462	—	—	462
Impairment losses	—	—	(9)	—	(9)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2017	$(16,675)	$(2,432)	$(27)	$(93)	$(19,227)
Cost
Balance on January 1, 2018	$70,144	$3,312	$236	$418	$74,110
Additions-acquired separately	—	485	—	13	498
Disposal	—	(371)	—	(58)	(429)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2018	$70,144	$3,426	$236	$373	$74,179
Accumulated amortization and impairment
Balance on January 1, 2018	$(16,675)	$(2,432)	$(27)	$(93)	$(19,227)
Amortization expenses	(3,957)	(406)	—	(23)	(4,386)
Disposal	—	371	—	58	429
Impairment losses	—	—	—	(51)	(51)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2018	$(20,632)	$(2,467)	$(27)	$(109)	$(23,235)
Cost
Balance on January 1, 2019	$70,144	$3,426	$236	$373	$74,179
Additions-acquired separately	—	358	—	5	363
Disposal	(10,179)	(356)	—	—	(10,535)
Effect of foreign exchange difference	—	—	—	—	—
Others	—	2	—	—	2
Balance on December 31, 2019	$59,965	$3,430	$236	$378	$64,009
Accumulated amortization and impairment
Balance on January 1, 2019	$(20,632)	$(2,467)	$(27)	$(109)	$(23,235)
Amortization expenses	(3,840)	(388)	—	(25)	(4,253)
Disposal	10,179	356	—	—	10,535
Impairment losses	—	—	(9)	—	(9)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2019	$(14,293)	$(2,499)	$(36)	$(134)	$(16,962)

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

SENAO evaluated the goodwill that arose in the acquisition of Youth and its subsidiaries at the end of each year.  SENAO determined the smallest identifiable group of assets that generates cash inflows as single cash generating units by business type, and evaluated the recoverable amount of those cash generating units by their value in use.  The management of SENAO estimated the cash flow projections based on the financial budgets for the following five years.  Discount rates were 14.8%, 13.7% and 12.3% as of December 31 2017, 2018 and 2019, respectively and were used to calculate the recoverable amount of related cash generating units by discounting aforementioned cash flows.

SENAO concluded the recoverable amount of the goodwill was lower than the carrying value and recognized impairment loss of $9 million and $9 million for the years ended December 31, 2017 and 2019, respectively.  There was no impairment loss recognized for the year ended December 31, 2018.

SENAO evaluated and determined that the recoverable amount of certain licensed contract was nil and recognized the impairment loss of $51 million for the year ended December 31, 2018.  The recoverable amount was based on the value in use.

The aforementioned impairment losses were included in other income and expenses in the statements of comprehensive income.

20.	OTHER ASSETS

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Spare parts	$2,422	$2,336
Refundable deposits	1,992	1,879
Other financial assets	1,000	1,000
Deposit for mobile broadband license bidding	—	1,000
Others	2,342	2,316
	$7,756	$8,531
Current
Spare parts	$2,422	$2,336
Others	154	94
	$2,576	$2,430
Noncurrent
Refundable deposits	$1,992	$1,879
Other financial assets	1,000	1,000
Deposit for mobile broadband license bidding	—	1,000
Others	2,188	2,222
	$5,180	$6,101

For long-term business development, Chunghwa participated in the first phase of 5G mobile broadband license bidding hosted by NCC and paid the deposit for 5G spectrum bidding amounting to $1,000 million in October 2019. Chunghwa obtained 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum for bid amounting to $46,293 million in January 2020. In addition, Chunghwa participated in the second phase of the aforementioned license bidding for location in February 2020 for the bid of $2,080 million. Therefore, the total bid amounted to $48,373 million.

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

Chunghwa evaluated that certain other assets will not be used in the future and there was no active market for sale; therefore, the Company determined that the recoverable amount of such assets was nil and recognized impairment losses of $44 million for the year ended December 31, 2019.  The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

21.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months.  In addition, Chunghwa’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments.  Those forward exchange contracts were designated as cash flow hedges.  When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

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

2017

The hedging instrument was showed as follows:

December 31, 2017
NT$
(In Millions)
Hedging derivative financial assets
Cash flow hedge - forward exchange contracts	$ －
Hedging derivative financial liabilities
Cash flow hedge - forward exchange contracts	$1

For the year ended December 31, 2017, losses arising from changes in fair value of the hedged items recognized in other comprehensive income was $1 million.  Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2017, Chunghwa expected part of the equipment purchase transactions would not occur and reclassified the related gains of $2 million from equity to profit or loss which arising from the forward exchange contracts of the aforementioned transactions for the year ended December 31, 2017.

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

Loss (gain) arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

Year Ended December 31, 2017
NT$
(In Millions)
Construction in progress and equipment to be accepted	$(2)

Starting from 2018

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2018

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating
Hedging Instruments	Currency	(In millions)	Maturity	Rate	Balance Sheet	Asset	Liability	Hedge Ineffectiveness
						NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR 5/ NT$ 172	2019.03	$34.98	Hedging financial assets (liabilities)	$1	$—	$2

		Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
		(In Millions)
Cash flow hedge
Forecast equipment purchases	$(2)	$1	$—

December 31, 2019

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating
Hedging Instruments	Currency	(In millions)	Maturity	Rate	Balance Sheet	Asset	Liability	Hedge Ineffectiveness
						NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR 2/NT$ 84	2020.03	$33.66	Hedging financial assets (liabilities)	$—	$—	$(1)

		Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
		(In Millions)
Cash flow hedge
Forecast equipment purchases	$1	$—	$—

2018

Comprehensive Income
Reclassification from Equity to Profit or Loss and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in which Hedge	Amount Reclassified to P/L and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$2	$—	—	$(4)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

2019

Comprehensive Income
Reclassification from Equity to Profit or Loss and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in which Hedge	Amount Reclassified to P/L and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(1)	$—	—	$(2)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

22.	SHORT-TERM LOANS

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Unsecured loans	$100	$90

The annual interest rates of loans were as follows:

	December 31
	2018	2019
Unsecured loans	1.35%-2.35%	1.20%-2.50%

23.	LONG-TERM LOANS

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Secured loans (Note 39)	$1,600	$1,600

The annual interest rates of loans were as follows:

	December 31
	2018	2019
Secured loans	0.92%	0.92%

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

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$20,465	$15,312

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$9,041	$9,482
Payables to contractors	1,710	1,892
Accrued compensation to employees and remuneration to directors and supervisors	1,739	1,441
Amounts collected for others	1,226	1,279
Accrued franchise fees	1,151	1,091
Accrued maintenance costs	1,050	955
Payables to equipment suppliers	1,459	296
Others	5,939	6,517
	$23,315	$22,953

26.	PROVISIONS

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Warranties	$132	$173
Onerous contracts	19	67
Employee benefits	51	59
Others	5	5
	$207	$304

Current	$128	$207
Noncurrent	79	97
	$207	$304

	Warranties	Onerous Contracts	Employee Benefits	Trade-in Rights	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2017	$111	$—	$38	$31	$5	$185
Additional provisions recognized	79	—	7	69	—	155
Used / forfeited during the year	(58)	—	(2)	(13)	—	(73)
Balance on December 31, 2017	$132	$—	$43	$87	$5	$267

Balance on January 1, 2018	$132	$—	$43	$87	$5	$267
Effect of retrospective application of IFRS 15	—	—	—	(87)	—	(87)
Balance on January 1, 2018 as adjusted	132	—	43	—	5	180
Additional provisions recognized	164	19	9	—	—	192
Used / forfeited during the year	(164)	—	(1)	—	—	(165)
Balance on December 31, 2018	$132	$19	$51	$—	$5	$207

Balance on January 1, 2019	$132	$19	$51	$—	$5	$207
Additional provisions recognized	127	48	9	—	—	184
Used / forfeited during the year	(86)	—	(1)	—	—	(87)
Balance on December 31, 2019	$173	$67	$59	$—	$5	$304

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
c.

The provision for trade-in right in 2017 was based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future.  The provision was recognized as a reduction of revenue in the period in which the goods are sold.

d.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

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

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, and SHE with the pension mechanism under the Labor Standards Law are considered as defined benefit plans.  These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.  The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.  According to the Article 56 of the Labor Standards Law in the ROC, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligation	$41,397	$41,197
Fair value of plan assets	(39,027)	(39,820)
Funded status - deficit	$2,370	$1,377

Net defined benefit liabilities	$3,534	$3,505
Net defined benefit assets	(1,164)	(2,128)
	$2,370	$1,377

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2017	$34,572	$33,954	$618
Current service cost	2,918	—	2,918
Interest expense/interest income	506	519	(13)
Amounts recognized in profit or loss	3,424	519	2,905
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(193)	193
Actuarial losses recognized from changes in demographic assumptions	15	—	15
Actuarial losses recognized from experience adjustments	1,816	—	1,816
Amounts recognized in other comprehensive income	1,831	(193)	2,024
Contributions from employer	—	2,635	(2,635)
Benefits paid	(1,943)	(1,943)	—
Benefits paid directly by the Company	(221)	—	(221)
Balance on December 31, 2017	37,663	34,972	2,691
Current service cost	3,024	—	3,024
Interest expense/interest income	550	544	6
Amounts recognized in profit or loss	3,574	544	3,030
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	875	(875)
Actuarial losses recognized from changes in demographic assumptions	4	—	4
Actuarial losses recognized from changes in financial assumptions	1,273	—	1,273
Actuarial losses recognized from experience adjustments	813	—	813
Amounts recognized in other comprehensive income	2,090	875	1,215
Contributions from employer	—	4,374	(4,374)
Benefits paid	(1,738)	(1,738)	—
Benefits paid directly by the Company	(192)	—	(192)
Balance on December 31, 2018	41,397	39,027	2,370
Current service cost	2,927	—	2,927
Interest expense/interest income	400	390	10
Amounts recognized in profit or loss	3,327	390	2,937
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	1,338	(1,338)
Actuarial losses recognized from changes in demographic assumptions	6	—	6
Actuarial gains recognized from changes in financial assumptions	647	—	647
Actuarial losses recognized from experience adjustments	(842)	—	(842)
Amounts recognized in other comprehensive income	(189)	1,338	(1,527)
Contributions from employer	—	2,099	(2,099)
Benefits paid	(3,034)	(3,034)	—
Benefits paid directly by the Company	(304)	—	(304)
Balance on December 31, 2019	$41,197	$39,820	$1,377

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Operating costs	$1,734	$1,796	$1,726
Marketing expenses	847	886	866
General and administrative expenses	156	164	164
Research and development expenses	97	107	103
	$2,834	$2,953	$2,859

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

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

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2018	2019
Discount rates	1.00%	0.75%
Expected rates of salary increase	1.20%-2.00%	1.20%-2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(1,258)	$(1,275)
0.5% decrease	$1,338	$1,356
Expected rates of salary increase
0.5% increase	$1,430	$1,448
0.5% decrease	$(1,356)	$(1,374)

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

There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$2,237	$2,076
The average duration of the defined benefit obligation	6.5-12.1 years	6.5-14 years

As of December 31, 2019, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
NT$
(In Millions)
2020	$2,956
2021	7,261
2022	11,007
2023	12,756
2024 and thereafter	42,686
$76,666

28.	EQUITY
a.	Share capital
1)	Common stocks

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000
Authorized shares	$120,000	$120,000
Number of issued and paid shares	7,757	7,757
Issued and outstanding shares	$77,574	$77,574

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006.  The ADSs were traded on the New York Stock Exchange since July 17, 2003.  As of December 31, 2019, the outstanding ADSs were 230 million common stocks, which equaled 23 million units and represented 2.96% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,
b)	Sell their ADSs, and
c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2017, 2018 and 2019 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2017	$126,045	$—	$389	$85	$13	$20,648	$147,180
Unclaimed dividend	—	—	—	—	3	—	3
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—
Partial disposal of interests in subsidiaries	—	—	1	76	—	—	77
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	802	—	—	—	802
Other changes in additional paid-in capital in subsidiaries	—	—	—	—	—	—	—
Share-based payment transactions of subsidiaries	—	—	2	—	—	—	2
Treasury stock transfer of subsidiaries	—	—	27	—	—	—	27
Balance on December 31, 2017	$126,045	$—	$1,221	$161	$16	$20,648	$148,091

Balance on January 1, 2018	$126,045	$—	$1,221	$161	$16	$20,648	$148,091
Unclaimed dividend	—	—	—	—	2	—	2
Partial disposal of interests in subsidiaries	—	—	—	826	—	—	826
Change in additional paid-in capital for not proportionately participating in the capital increase of a subsidiary	—	—	777	—	—	—	777
Share-based payment transactions of subsidiaries	—	—	11	—	—	—	11
Treasury stock transfer of subsidiaries	—	—	55	—	—	—	55
Balance on December 31, 2018	$126,045	$—	$2,064	$987	$18	$20,648	$149,762

Balance on January 1, 2019	$126,045	$—	$2,064	$987	$18	$20,648	$149,762
Unclaimed dividend	—	—	—	—	1	—	1
Share-based payment transactions of subsidiaries	—	—	(1)	—	—	—	(1)
Balance on December 31, 2019	$126,045	$—	$2,063	$987	$19	$20,648	$149,762

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

The appropriations of the 2017 and 2018 earnings of Chunghwa approved by the stockholders in their meetings on June 15, 2018 and June 21, 2019 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2017	For Fiscal Year 2018	For Fiscal Year 2017	For Fiscal Year 2018
	NT$	NT$	NT$	NT$
	(In Millions)
Reversal of special reserve	$5	$—
Cash dividends	37,205	34,746	$4.796	$4.479

The appropriations of earnings for 2019 had been proposed by Chunghwa’s Board of Directors on February 26, 2020.  The appropriations and dividends per share were as follows:

	For Fiscal Year 2019
	Appropriation of Earnings	Dividends Per Share
	NT$	NT$
	(In Millions)
Cash dividends	$32,783	$4.226

The appropriations of earnings for 2019 are subject to the resolution of the stockholders’ meeting planned to be held on May 29, 2020.

d.	Other equity items
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

3)	Unrealized gain or loss on financial assets at FVOCI
	Year Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)
Beginning balance	$—	$538
Effect of retrospective application of IFRS 9	883	—
Beginning balance as adjusted	883	538
Unrealized gain (loss) for the year
Equity instruments	(345)	197
Ending balance	$538	$735

e.	Noncontrolling interests
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$6,272	$8,474	$9,857
Effect of retrospective application of IFRS 9, 15 and 16	—	(4)	(20)
Beginning balance as adjusted	6,272	8,470	9,837
Attributable to noncontrolling interests
Net income for the year	1,172	1,024	974
Exchange differences arising from the translation of the net investment in foreign operations	(12)	(3)	8
Unrealized gain or loss on financial assets at FVOCI	—	(1)	(26)
Unrealized loss on available-for-sale financial assets	(2)	—	-
Income tax relating to unrealized gain and loss on available-for-sale financial assets	1	—	-
Remeasurements of defined benefit pension plans	(8)	(9)	15
Income tax relating to remeasurements of defined benefit pension plans	—	3	(3)
Share of other comprehensive income (loss) of associates accounted for using equity method	(2)	1	(1)
Cash dividends distributed by subsidiaries	(942)	(958)	(710)
Partial disposal of interests in subsidiaries	29	349	-
Share-based payment transactions of subsidiaries	20	42	22
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	1,750	700	-
Other changes in additional paid-in capital of subsidiaries	—	—	-
Net increase (decrease) in noncontrolling interests	196	239	(1)
Ending balance	$8,474	$9,857	$10,115

29.	REVENUE

Starting from 2018

	Year Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)
Revenue from contracts with customers	$214,461	$206,360
Other revenues
Rental income	640	818
Other	382	342
	1,022	1,160
Total	$215,483	$207,520

The information of performance obligations in customer contracts, please refer to Note 3 Summary of

Significant Accounting Policies for details.

a.	Disaggregation of revenue

2018

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Main Products and Service Revenues
Mobile services revenue	$—	$63,906	$—	$—	$—	$63,906
Sales of products	1,731	35,702	4	251	3,601	41,289
Local telephone and domestic long distance telephone services revenue	29,996	—	—	—	—	29,996
Broadband access and domestic leased line services revenue	22,453	—	—	—	—	22,453
Data Communications internet services revenue	—	—	21,137	—	—	21,137
International network and leased telephone services revenue	—	—	—	8,724	—	8,724
Others	11,923	1,269	8,509	4,449	806	26,956
	$66,103	$100,877	$29,650	$13,424	$4,407	$214,461

2019

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Main Products and Service Revenues
Mobile services revenue	$—	$58,703	$—	$—	$—	$58,703
Sales of products	1,957	35,545	41	265	3,785	41,593
Local telephone and domestic long distance telephone services revenue	27,929	—	—	—	—	27,929
Broadband access and domestic leased line services revenue	22,116	—	—	—	—	22,116
Data Communications internet services revenue	—	—	21,003	—	—	21,003
International network and leased telephone services revenue	—	—	—	7,066	—	7,066
Others	13,064	1,142	8,790	4,144	810	27,950
	$65,066	$95,390	$29,834	$11,475	$4,595	$206,360

b.	Contract balances

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable (Note 10)	$30,076	$26,408
Contract assets
Products and service bundling	$7,123	$6,943
Other	109	116
Less : Loss allowance	(19)	(17)
	$7,213	$7,042
Current	$4,869	$4,441
Noncurrent	2,344	2,601
	$7,213	$7,042
Contract liabilities
Telecommunications business	$8,193	$12,772
Project business	4,508	10,360
Products and service bundling	106	39
Other	476	510
	$13,283	$23,681
Current	$10,688	$16,840
Noncurrent	2,595	6,841
	$13,283	$23,681

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.  Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)
Contract assets
Net increase of customer contracts	$4,126	$6,066
Reclassified to trade receivables	(7,532)	(6,405)
	$(3,406)	$(339)
Contract liabilities
Net increase of customer contracts	$16	$22
Recognized as revenues	(194)	(89)
	$(178)	$(67)

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

Revenue recognized for the period that was included in the contract liability at the beginning of the period was as follows:

	Year Ended December 31
	2018	2019
	NT$	NT$
	(In Millions)
Telecommunications business	$7,157	$6,186
Project business	627	3,973
Others	324	404
	$8,108	$10,563

c.	Incremental costs of obtaining contracts
	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Noncurrent
Incremental costs of obtaining contracts	$1,335	$943

The Company considered the past experience and the default clauses in the telecommunications service contract and believes the commissions and equipment subsidy paid for obtaining contracts are expected to be recoverable; therefore, incremental costs of obtaining contracts are recognized as an asset.  Amortization expense of incremental costs of obtaining contracts for the years ended December 31, 2018 and 2019 were $1,941 million and $1,173 million, respectively.

d.	Remaining Performance Obligations

As of December 31, 2019, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $35,634 million.  The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $20,336 million, $11,971 million and $3,327 million in 2020, 2021 and 2022, respectively.  The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2019, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $23,159 million.  The Company recognizes revenues when the project business contract is completed and accepted by customers.  The Company expects to recognize such revenue of $14,183 million, $5,373 million and $3,603 million in 2020, 2021 and 2022, respectively.  Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

30.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)
a.	Other income and expenses
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Gain (loss) on disposal of property, plant and equipment	$(107)	$142	$(38)
Impairment loss on property, plant and equipment	—	—	(93)
Reversal of impairment loss on investment properties	11	19	57
Loss on disposal of intangible assets	—	—	—
Impairment loss on intangible assets	(9)	(51)	(9)
Impairment loss on other assets	—	—	(44)
	$(105)	$110	$(127)

b.	Other income
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
Dividend income	$328	$396	$296
Rental income	61	70	85
Others	447	234	150
	$836	$700	$531

c.	Other gains and losses
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Foreign currency exchange gain or loss, net	$(88)	$37	$16
Gain or loss on disposal of investments accounted for using equity method	—	—	151
Gain on disposal of financial instruments	3	6	4
Valuation gain or loss on financial assets and liabilities at fair value through profit or loss, net	1	(21)	(38)
Others	(48)	(68)	(49)
	$(132)	$(46)	$84

The Company disposed non-listed available-for-sale financial assets with carrying amounts of $5 million and recognized the gains on disposal of $3 million for the year ended December 31, 2017.

d.	Interest expenses
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
Interest on lease liabilities	$—	$—	$85
Other interest expenses	22	18	19
	$22	$18	$104

e.	Impairment loss (reversal of impairment loss) on financial instruments
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Contract assets	$—	$19	$(2)
Trade notes and accounts receivable	$578	$805	$(54)
Other receivables	$65	$96	$(69)
Inventories	$52	$365	$475
Property, plant and equipment	$—	$—	$93
Investment properties	$(11)	$(19)	$(57)
Intangible assets	$9	$51	$9
Other assets	$—	$—	$44

f.	Depreciation and amortization expenses
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$28,143	$27,461	$26,930
Right-of-use assets	$—	$—	$3,968
Investment properties	21	21	25
Intangible assets	3,766	4,386	4,253
Incremental costs of obtaining contracts	—	1,941	1,173
Total depreciation and amortization expenses	$31,930	$33,809	$36,349
Depreciation expenses summarized by functions
Operating costs	$26,402	$25,996	$28,957
Operating expenses	1,762	1,486	1,966
	$28,164	$27,482	$30,923
Amortization expenses summarized by functions
Operating costs	$3,473	$6,085	$5,196
Marketing expenses	154	113	96
General and administrative expenses	104	93	95
Research and development expenses	35	36	39
	$3,766	$6,327	$5,426

g.	Employee benefit expenses
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
Post-employment benefit
Defined contribution plans	$594	$640	$654
Defined benefit plans	2,834	2,953	2,859
	3,428	3,593	3,513
Share-based payment
Equity-settled share-based payment	22	17	2
Other employee benefit
Salaries	25,760	26,204	25,464
Insurance	2,748	2,740	2,746
Others	15,449	14,470	14,430
	43,957	43,414	42,640
Total employee benefit expenses	$47,407	$47,024	$46,155
Summary by functions
Operating costs	$24,725	$24,367	$23,587
Operating expenses	22,682	22,657	22,568
	$47,407	$47,024	$46,155

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.  As of December 31, 2019, the payables of the employees’ compensation and the remuneration to directors were $1,126 million and $35 million, respectively.  Such amounts have been approved by the Chunghwa’s Board of Directors on February 26, 2020 and will be reported to the stockholders in their meeting planned to be held on May 29, 2020.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2017 and 2018 approved by the Board of Directors on March 13, 2018 and March 19, 2019, respectively, were as follows.

	2017	2018
	Cash	Cash
	NT$	NT$
	(In Millions)
Compensation distributed to the employees	$1,596	$1,404
Remuneration paid to the directors	41	38

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2018 and 2019 of the aforementioned compensation to employees and the remuneration to directors.

h.	Reclassification adjustments of other comprehensive income or loss
Year Ended December 31, 2017
NT$
(In Millions)
Unrealized gain or loss on available-for-sale financial assets
Arising during the year	$605
Reclassification adjustments
Upon disposal	—
$605
Cash flow hedges
Gain arising during the year	$3
Reclassification adjustments included in profit or loss	(2)
Adjusted against the carrying amount of hedged items	(2)
$(1)

31.	INCOME TAX
a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$7,996	$8,271	$8,109
Income tax on unappropriated earnings	(60)	(2,070)	(20)
Income tax adjustments on prior years	(2)	7	(91)
Others	10	8	12
	7,944	6,216	8,010
Deferred tax
Deferred tax expense recognized for the year	(101)	208	(63)
Income tax adjustments on prior years	6	19	(1)
Change in tax rate	—	(38)	—
	(95)	189	(64)
Income tax expense recognized in profit or loss	$7,849	$6,405	$7,946

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$48,009	$44,986	$41,867
Income tax expense calculated at the statutory rate (17% in 2017, and 20% in 2018 and 2019)	$8,162	$8,997	$8,373
Nondeductible income and expenses in determining taxable income	34	227	18
Unrecognized deductible temporary differences	(1)	1	3
Unrecognized loss carryforwards	10	21	7
Tax-exempt income	(87)	(580)	(148)
Additional income tax under Alternative Minimum Tax Act	—	46	—
Income tax on unappropriated earnings	(60)	(2,070)	(20)
Investment credits	(212)	(204)	(203)
Change in tax rate	—	(38)	—
Effect of different tax rates of group entities operating in other jurisdictions	(2)	(15)	(9)
Income tax adjustments on prior years	4	26	(92)
Others	1	(6)	17
Income tax expense recognized in profit or loss	$7,849	$6,405	$7,946

In 2017, the applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Act of the Republic of China.

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

In July 2019, the President of the ROC announced of the amendments to Article 23-3 of the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are reinvested in certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
Deferred tax
Remeasurement on defined benefit plan	$(344)	$(243)	$305
Change in tax rate - defined benefit plan	—	(207)	—
Unrealized gain or loss on available-for-sale financial assets	(3)	—	—
Total income tax expense (benefit) recognized in other comprehensive income	$(347)	$(450)	$305

c.	Current tax assets and liabilities

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - other)	$—	$1
Current tax liabilities
Income tax payable	$6,221	$5,812

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2017

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit obligation	$1,374	$5	$344	$1,723
Allowance for doubtful receivables over quota	230	59	—	289
Share of profits of associates and joint ventures accounted for using equity method	330	1	—	331
Valuation loss on inventory	20	3	—	23
Deferred revenue	117	(11)	—	106
Estimated warranty liabilities	19	3	—	22
Impairment loss on property, plant and equipment	122	(10)	—	112
Accrued award credits liabilities	20	(5)	—	15
Unrealized foreign exchange loss, net	—	17	—	17
Property, plant and equipment	2	—	—	2
Trade-in right	—	15	—	15
Others	34	(5)	—	29
	2,268	72	344	2,684
Loss carryforwards	54	(8)	—	46
	$2,322	$64	$344	$2,730

	January 1, 2017	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2017
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax liabilities
Temporary differences
Defined benefit obligation	$(1,269)	$4	$—	$(1,265)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(40)	1	—	(39)
Deferred revenue for award credits	(46)	17	—	(29)
Unrealized foreign exchange gain or loss, net	(10)	10	—	—
Valuation gain or loss on financial instruments, net	(3)	(1)	3	(1)
Others	(1)	—	—	(1)
	$(1,464)	$31	$3	$(1,430)

For the year ended December 31, 2018

	January 1, 2018	Effect of Retrospective Application of IFRS 9	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit obligation	$1,723	$—	$134	$450	$2,307
Allowance for doubtful receivables over quota	289	—	146	—	435
Share of profits of associates and joint ventures accounted for using equity method	331	—	58	—	389
Valuation loss on inventory	23	—	65	—	88
Deferred revenue	106	—	5	—	111
Estimated warranty liabilities	22	—	4	—	26
Impairment loss on property, plant and equipment	112	—	(19)	—	93
Accrued award credits liabilities	15	—	(1)	—	14
Unrealized foreign exchange loss, net	17	—	(16)	—	1
Property, plant and equipment	2	—	-	—	2
Trade-in right	15	—	(5)	—	10
Others	29	—	8	—	37
	2,684	—	379	450	3,513
Loss carryforwards	46	—	(5)	—	41
	$2,730	$—	$374	$450	$3,554

	January 1, 2018	Effect of Retrospective Application of IFRS 9	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
	NT$		NT$	NT$	NT$
	(In Millions)
Deferred income tax liabilities
Temporary differences
Defined benefit obligation	$(1,265)	$—	$(567)	$—	$(1,832)
Land value incremental tax	(95)	—	-	—	(95)
Intangible assets	(39)	—	7	—	(32)
Deferred revenue for award credits	(29)	—	(2)	—	(31)
Unrealized foreign exchange gain, net	—	—	(1)	—	(1)
Valuation gain or loss on financial instruments, net	(1)	1	—	—	—
Others	(1)	—	—	—	(1)
	$(1,430)	$1	$(563)	$—	$(1,992)

For the year ended December 31, 2019

	January 1, 2019	Effect of Retrospective Application of IFRS 16	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2019
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit obligation	$2,307	$—	$32	$(305)	$2,034
Allowance for doubtful receivables over quota	435	—	(31)	—	404
Share of profits of associates and joint ventures accounted for using equity method	389	—	13	—	402
Valuation loss on inventory	88	—	53	—	141
Deferred revenue	111	—	(13)	—	98
Estimated warranty liabilities	26	—	8	—	34
Impairment loss on property, plant and equipment	93	—	(75)	—	18
Accrued award credits liabilities	14	—	3	—	17
Unrealized foreign exchange loss, net	1	—	2	—	3
Property, plant and equipment	2	—	—	—	2
Trade-in right	10	—	(9)	—	1
Others	37	26	14	—	77
	3,513	26	(3)	(305)	3,231
Loss carryforwards	41	—	(13)	—	28
	$3,554	$26	$(16)	$(305)	$3,259

	January 1, 2019	Effect of Retrospective Application of IFRS 16	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2019
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax liabilities
Temporary differences
Defined benefit obligation	$(1,832)	$—	$74	$—	$(1,758)
Land value incremental tax	(95)	—	-	—	(95)
Intangible assets	(32)	—	3	—	(29)
Deferred revenue for award credits	(31)	—	2	—	(29)
Unrealized foreign exchange gain, net	(1)	—	-	—	(1)
Valuation gain or loss on financial instruments, net	—	—	-	—	—
Others	(1)	—	1	—	—
	$(1,992)	$—	$80	$—	$(1,912)

e.	Items for which no deferred income tax assets have been recognized

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2020	$41	$23
Expire in 2021	12	13
Expire in 2022	10	10
Expire in 2023	9	8
Expire in 2024	2	8
Expire in 2025	15	15
Expire in 2026	8	8
Expire in 2027	3	3
Expire in 2028	1	1
Expire in 2029	—	—
	$101	$89
Deductible temporary differences	$1	$1

f.	Information about unused loss carryforwards

As of December 31, 2019, unused loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$23	2020
19	2021
11	2022
9	2023
8	2024
26	2025
12	2026
3	2027
4	2028
2	2029
$117

g.	Income tax examinations

Income tax returns of Chunghwa, CHSI, CHST, SENAO, CHIEF, CHI, CHPT, LED, Unigate, CLPT, SFD, SHE, ISPOT, Youth, Youyi, SENYOUNG, Aval and HHI have been examined by the tax authorities through 2017.  Income tax returns of CHYP and CHTSC have been examined by the tax authorities through 2018.

32.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$38,988	$37,557	$32,947
Assumed conversion of all dilutive potential common stocks
Employee stock options, employee compensation of subsidiaries	—	(6)	(4)
Net income used to compute the diluted earnings per share	$38,988	$37,551	$32,943

Weighted Average Number of Common Stocks

(Millions Shares)

	Year Ended December 31
	2017	2018	2019
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee compensation	11	9	8
Weighted average number of common stocks used to compute the diluted earnings per share	7,768	7,766	7,765

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

33.	SHARE-BASED PAYMENT ARRANGEMENT
a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
		(In Thousands)	NT$
2012.05.28	2013.05.07	10,000	$66.20 (Original price$93.00)

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

The compensation costs of stock options granted on May 7, 2013 was $4 million for the year ended December 31, 2017. No compensation cost was recognized for the year ended December 31, 2018 and 2019.

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

Information about SENAO’s outstanding stock options for the years ended December 31, 2017, 2018 and 2019 was as follows:

	Year Ended December 31, 2017
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	6,587	$76.10
Options forfeited	(661)	—
Options outstanding at end of the year	5,926	70.70
Options exercisable at end of the year	5,926	70.70

	Year Ended December 31, 2018
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	5,926	$70.70
Options forfeited	(608)	—
Options outstanding at end of the year	5,318	66.20
Options exercisable at end of the year	5,318	66.20

	Year Ended December 31, 2019
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	5,318	$66.20
Options forfeited	(5,318)	—
Options outstanding at end of the year	—	—
Options exercisable at end of the year	—	—

As of December 31, 2018, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted- average Remaining Contractual Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
NT$	(In Thousands)	(Years)	NT$	(In Thousands)	NT$
$66.20	5,318	0.35	$66.20	5,318	$66.20

As of December 31, 2019, there were no outstanding stock options.

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

SENAO used the fair value method to evaluate share-based payment transaction using the Black-Scholes model and the related assumptions and the fair value of the option were as follows:

	Stock Options Granted on May 23, 2017	Stock Options Granted on November 17, 2017	Stock Options Granted on May 7, 2018
Grant-date share price (NT$)	$53.60	$51.00	$51.60
Exercise price (NT$)	$49.28	$49.28	$49.28
Dividends yield	—	—	—
Risk-free interest rate	0.59%	0.59%	0.59%
Expected life	9 days	14 days	18 days
Expected volatility	12.35%	9.94%	8.78%
Weighted average fair value of grants (NT$)	$4.33	$1.75	$2.34

Expected volatility was based on the historical share price volatility of SENAO over three months before the grant date.

c.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
			NT$
2015.11.17	2015.10.22	2,000.00	$34.40 (Original price$43.00)
2017.12.18	2017.12.19	950.00	$135.60 (Original price$147.00)
	2018.10.31	50.00	$141.70 (Original price$147.00)

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

The compensation costs for stock options granted on October 22, 2015 were $3 million, $1 million and $0.3 million for the years ended December 31, 2017, 2018 and 2019, respectively.

The compensation costs for stock options granted on December 19, 2017 were $0.1 million, $0.6 million and $0.6 million for the years ended December 31, 2017, 2018 and 2019, respectively.

The compensation cost for stock options granted on October 31, 2018 were $0.1 million and $0.6 million for the years ended December 31, 2018 and 2019, respectively.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June and August 2018 and the exercise price changed from $147.00 to $144.10 and $140.60 per share, respectively.  The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June 2019 and the exercise price changed from $140.60 to $135.60 per share.  The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in June 2019 and the exercise price changed from $147.00 to $141.70 per share.  The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2017, 2018 and 2019 was as follows:

	Year Ended December 31, 2017
	Granted on October 22, 2015		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,948.00	$34.40	—	$—
Options granted	—	—	950.00	147.00
Options forfeited	(12.00)	—	—	—
Options outstanding at end of the year	1,936.00	34.40	950.00	147.00
Options exercisable at end of the year	968.00	34.40	—	—

	Year Ended December 31, 2018
	Granted on October 22, 2015		Granted on December 19, 2017		Granted on October 31, 2018
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,936.00	$34.40	950.00	$147.00	—	$—
Options granted	—	—	—	—	50.00	147.00
Options exercised	(1,027.25)	34.40	—	—	—	—
Options forfeited	(26.00)	—	(25.00)	—	—	—
Options outstanding at end of the year	882.75	34.40	925.00	140.60	50.00	147.00
Options exercisable at end of the year	416.50	34.40	—	—	—	—

	Year Ended December 31, 2019
	Granted on October 22, 2015		Granted on December 19, 2017		Granted on October 31, 2018
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	882.75	$34.40	925.00	$140.60	50.00	$147.00
Options exercised	(547.25)	34.40	—	—	-	—
Options forfeited	(21.25)	—	(28.00)	—	(4.00)	—
Options outstanding at end of the year	314.25	34.40	897.00	135.60	46.00	141.70
Options exercisable at end of the year	314.25	34.40	448.50	135.60	—	—

As of December 31, 2018, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$34.40	882.75	1.81	$34.40	416.50	$34.40

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$140.60	925.00	3.96	$140.60	—	$—

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$147.00	50.00	4.83	$147.00	—	$—

As of December 31, 2019, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$34.40	314.25	0.81	$34.40	314.25	$34.40

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$135.60	897.00	2.96	$135.60	448.50	$135.60

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$141.70	46.00	3.83	$141.70	—	$—

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

CHIEF used the fair value method to evaluate the options granted to employees on May 22, 2018 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 22, 2018
Grant-date share price (NT$)	$156.41
Exercise price (NT$)	$170.00
Dividends yield	—
Risk-free interest rate	0.34%
Expected life	7 days
Expected volatility	14.33%
Weighted average fair value of grants (NT$)	$—

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

e.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 options that are granted to specific employees that meet the vesting conditions on December 20, 2019.  Each option is eligible to subscribe for one thousand common stocks when exercisable, and the exercisable price is $19.085. The CHTSC Plan has exercise price adjustment formula upon the changes in common stocks.  The options of CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs of stock options granted were $0.2 million for the year ended December 31, 2019.

Information about CHTSC’s outstanding stock options for the year ended December 31, 2019 was as follows:

	Year Ended December 31, 2019
	Granted on December 20, 2019
	Number of Options	Weighted- average Exercise Price
		NT$
Employee stock options
Options outstanding at beginning of the year	—	$—
Options granted	4,500	19.085
Options outstanding at end of the year	4,500	19.085
Options exercisable at end of the year	—	—

As of December 31, 2019, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$19.085	4,500	4.97	$19.085	—	$—

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$20.17
Exercise price (NT$)	$19.085
Dividends yield	12.49%
Risk-free interest rate	0.54%
Expected life	5 years
Expected volatility	42.41%
Weighted average fair value of grants (NT$)	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

f.	New shares reserved for subscription by employees under cash injection of CHPT

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

CHPT used the fair value method to evaluate the options granted to employees on September 18, 2017 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on September 18, 2017
Grant-date share price (NT$)	$1,295.00
Exercise price (NT$)	$1,267.33
Dividends yield	—
Risk-free interest rate	0.35%
Expected life	4 days
Expected volatility	28.30%
Weighted average fair value of grants (NT$)	$31.60

Expected volatility was based on the historical share price volatility of CHPT over the period equal to the expected life.

34.	NON-CASH TRANSACTIONS

For the years ended December 31, 2017, 2018 and 2019, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Increase in property, plant and equipment	$26,069	$27,979	$23,164
Other payables	806	571	1,002
	$26,875	$28,550	$24,166

For the year ended December 31, 2019, changes in liabilities arising from financing activities, including non-cash transactions, were as follows:

	Balance on January 1, 2019	Cash Flows from Financing Activities	Changes in Non-Cash Transactions		Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2019
			New Leases	Others
	NT$	NT$	NT$	NT$	NT$	NT$
(In Millions)
Lease liabilities	$10,340	$(3,728)	$3,803	$(572)	$(85)	$9,758

35.	CAPITAL MANAGEMENT

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

36.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$517	$779
Hedging financial assets	1	—
Financial assets at amortized cost (Note a)	70,241	71,852
Financial assets at FVOCI	6,933	7,154
Financial liabilities
Measured at FVTPL
Held for trading	1	—
Measured at amortized cost (Note b)	40,334	34,434
Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets) which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities and loans.  The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks.  These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

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

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Assets
USD	$5,903	$5,782
EUR	34	12
SGD	124	225
JPY	17	17
RMB	2	9
Liabilities
USD	6,999	4,121
EUR	1,217	206
SGD	51	1,263
JPY	14	14
RMB	—	—

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Assets
USD	$—	$—
EUR	1	—
Liabilities
USD	—	—
EUR	1	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies, USD, EUR, SGD, JPY and RMB as listed above.

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

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$31	$(55)	$83
EUR	(65)	(59)	(10)
SGD	(2)	4	(52)
JPY	1	—	—
RMB	—	—	—
Derivatives (b)
USD	6	3	1
EUR	3	10	3
Equity
Derivatives (c)
EUR	7	9	4
a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$25,822	$30,947
Financial liabilities	—	9,758
Cash flow interest rate risk
Financial assets	9,161	7,681
Financial liabilities	1,700	1,690

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $13 million, $19 million and $15 million for the years ended December 31, 2017, 2018 and 2019, respectively.  This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

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

If equity prices had been 5% higher/lower, pre-tax other comprehensive income for the year ended December 31, 2017 would have increased/decreased by $156 million as a result of the changes in fair value of available-for-sale assets.  If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2018 would have increased/decreased by $26 million, and $347 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVTOCI, respectively.  If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2019 would have increased/decreased by $39 million and $358 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVTOCI, respectively.

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

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
December 31, 2018
Non-derivative financial liabilities
Non-interest bearing	—	$41,808	$—	$2,890	$4,717	$—	$49,415
Floating interest rate instruments	0.98	—	—	100	1,600	—	1,700
		$41,808	$—	$2,990	$6,317	$—	$51,115

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
December 31, 2019
Non-derivative financial liabilities
Non-interest bearing	—	$36,387	$—	$2,532	$4,748	$—	$43,667
Floating interest rate instruments	0.98	50	10	30	1,600	—	1,690
		$36,437	$10	$2,562	$6,348	$—	$45,357

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,310	$4,394	$1,581	$645	$9,930

The following table detailed the Company’s liquidity analysis for its derivative financial instruments.  The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2018
Gross settled
Forward exchange contracts
Inflows	$62	$238	$126	$—	$426
Outflows	62	238	126	—	426
	$—	$—	$—	$—	$—
December 31, 2019
Gross settled
Forward exchange contracts
Inflows	$26	$135	$—	$—	$161
Outflows	26	135	—	—	161
	$—	$—	$—	$—	$—

2)	Financing facilities

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Unsecured bank loan facility
Amount used	$133	$121
Amount unused	46,328	46,109
	$46,461	$46,230
Secured bank loan facility
Amount used	$1,600	$1,600
Amount unused	1,340	1,340
	$2,940	$2,940

37.	FAIR VALUE INFORMATION

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

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2018

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Non-listed stocks	$—	$—	$517	$517
Hedging financial assets	$—	$1	$—	$1
Financial assets at FVOCI
Equity investment	$2,900	$—	$4,033	$6,933
Financial liabilities at FVTPL
Derivatives	$—	$1	$—	$1

December 31, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$—	$—	$—
Listed stocks	1	—	—	1
Non-listed stocks	—	—	778	778
	$1	$—	$778	$779
Hedging financial assets	$—	$—	$—	$—
Financial assets at FVOCI
Equity investment	$2,454	$—	$4,700	$7,154
Financial liabilities at FVTPL
Derivatives	$—	$—	$—	$—

There were no transfers between Levels 1 and 2 for the years ended December 31, 2018 and 2019.

The reconciliations for financial assets measured at Level 3 are listed below:

2018

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2018 (IAS 39)	$—	$—	$—
The effect on retrospective adjustment of applying IFRS 9	543	3,925	4,468
Balance at January 1, 2018 (IFRS 9)	543	3,925	4,468
Acquisition	—	290	290
Recognized in profit or loss under “Other gains and losses”	(26)	—	(26)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	(175)	(175)
Proceeds from return of investees	—	(7)	(7)
Balance at December 31, 2018	$517	$4,033	$4,550
Unrealized loss in 2018	$(26)

2019

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2019	$517	$4,033	$4,550
Acquisition	300	—	300
Recognized in profit or loss under “Other gains and losses”	(39)	—	(39)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	676	676
Proceed from return of investments	—	(9)	(9)
Balance at December 31, 2019	$778	$4,700	$5,478
Unrealized loss in 2019	$(39)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.
2)

For derivatives, fair values are estimated using discounted cash flow model.  Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods, and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

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

	December 31
	2018	2019
Discount for lack of marketability	12.73%-20.00%	13.73%-20.00%
Noncontrolling interests discount	24.41%-25.00%	21.45%-25.00%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table.  When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

	December 31
	2019	2019
	NT$	NT$
	(In Millions)
Discount for lack of marketability 5% decrease	$268	$342
Noncontrolling interests discount 5% decrease	$37	$54

38.	RELATED PARTIES TRANSACTIONS

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

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
EnRack Technology Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
MeWorks Limited（HK）	Associate
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	Associate
Cornerstone Ventures Co., Ltd. (“CVC”)	Associate
Next Commercial Bank Co., Ltd. (preparatory office) (“NCB”)	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family

Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note.  Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties.  When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements.  Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Associates	$344	$344	$274
Joint ventures	1	—	—
Others	65	94	76

	$410	$438	$350

	Operating Costs and Expenses
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Associates	$1,197	$1,304	$964
Joint ventures	2	—	—
Others	71	75	76
	$1,270	$1,379	$1,040
2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
Associates	$32	$31	$41
Others	—	—	4
	$32	$31	$45
3)	Receivables

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Associates	$11	$10
Others	13	7
	$24	$17

4)	Payables

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Associates	$914	$651
Others	4	3
	$918	$654

5)	Customers’ deposits

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Associates	$6	$8

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Associates	$390	$312	$242
Joint ventures	—	—	—
	$390	$312	$242

7)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SG$261 million), including a prepayment of $3,068 million at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation.  ST-2 satellite was launched in May 2011 and began its official operation in August 2011.

Prior to 2019

The total rental expense for the year ended December 31, 2017 was $392 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $188 million.  The total rental expense for the year ended December 31, 2018 was $394 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $190 million.  The prepaid rents (classified as prepayments) as of December 31, 2018, was as follows:

December 31,
2018
NT$
(In Millions)
Prepaid rents - current	$205
Prepaid rents - noncurrent	1,346
$1,551

2019

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of December 31, 2019 was as follows:

December 31,
2019
NT$
(In Millions)
Lease liabilities - current	$188
Lease liabilities - noncurrent	1,024
$1,212

The interest expense recognized for the aforementioned lease liabilities for the year ended December 31, 2019 was $11 million.

c.	Compensation of key management personnel

The compensation of directors and other key management personnel for the years ended December 31, 2017, 2018 and 2019 were as follows:

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
		(In Millions)
Short-term employee benefits	$254	$282	$263
Post-employment benefits	9	10	9
Share-based payment	2	9	-
	$265	$301	$272

The compensation of directors and other key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	December 31
	2018	2019
	NT$	NT$
	(In Millions)
Property, plant and equipment	$2,520	$2,491
Land held under development (included in inventories)	1,999	1,999
Restricted assets (included in other assets - others)	3	3
	$4,522	$4,493

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

As of December 31, 2019, the Company’s significant commitments and contingent liabilities, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $44 million.
b.	Acquisitions of telecommunications equipment of $17,877 million.
c.	Unused letters of credit amounting to $50 million.

d.

A commitment to contribute $2,000 million to a Piping Fund administered by the Taipei City Government, of which $1,000 million was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000 million upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, the Company will provide financial support to assist NCB to maintain in healthy financial condition.

f.	CHPT signed the contract for its headquarters construction amounted to $1,614 million in July 2017. The payment of $1,533 million has been made as of March 31, 2020.
41.	SEGMENT INFORMATION

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

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

a.	Segment revenues and operating results

Analysis by reportable segment of revenues and operating results of continuing operations was as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2017
Revenues
From external customers	$71,137	$109,376	$28,917	$13,552	$4,532	$227,514
Intersegment revenues	22,515	2,031	4,209	2,375	4,600	35,730
Segment revenues	$93,652	$111,407	$33,126	$15,927	$9,132	263,244
Intersegment elimination						(35,730)
Consolidated revenues						$227,514
Segment income (loss) before income tax	$24,888	$12,433	$11,118	$1,029	$(1,459)	$48,009

Year ended December 31, 2018
Revenues
From external customers	$66,753	$100,937	$29,813	$13,435	$4,545	$215,483
Intersegment revenues	17,125	1,702	4,038	2,234	5,008	30,107
Segment revenues	$83,878	$102,639	$33,851	$15,669	$9,553	245,590
Intersegment elimination						(30,107)
Consolidated revenues						$215,483
Segment income (loss) before income tax	$18,243	$15,328	$11,944	$1,024	$(1,553)	$44,986

Year ended December 31, 2019
Revenues
From external customers	$65,728	$95,469	$30,091	$11,485	$4,747	$207,520
Intersegment revenues	16,065	1,564	3,951	2,079	4,914	28,573
Segment revenues	$81,793	$97,033	$34,042	$13,564	$9,661	236,093
Intersegment elimination						(28,573)
Consolidated revenues						$207,520
Segment income (loss) before income tax	$19,537	$11,250	$12,515	$799	$(2,234)	$41,867

b.	Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2017

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$419	$419
Interest income	$21	$15	$9	$15	$145	$205
Interest expenses	$—	$6	$—	$—	$16	$22
Operating costs and expenses	$62,795	$80,275	$13,288	$13,385	$10,963	$180,706
Depreciation and amortization	$15,614	$11,001	$3,385	$1,477	$453	$31,930
Capital expenditure	$11,647	$9,742	$2,779	$1,580	$1,127	$26,875
Reversal of impairment loss on investment properties	$11	$—	$—	$—	$—	$11
Impairment loss on intangible assets	$—	$9	$—	$—	$—	$9

For the year ended December 31, 2018

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$509	$509
Interest income	$18	$12	$19	$28	$120	$197
Interest expenses	$—	$—	$—	$—	$18	$18
Operating costs and expenses	$59,430	$73,901	$13,766	$13,279	$11,573	$171,949
Depreciation and amortization	$15,027	$13,788	$3,121	$1,425	$448	$33,809
Capital expenditure	$12,693	$10,664	$2,729	$1,348	$1,116	$28,550
Reversal of impairment loss on investment properties	$19	$—	$—	$—	$—	$19
Impairment loss on intangible assets	$—	$51	$—	$—	$—	$51

For the year ended December 31, 2019

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of the profit of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$459	$459
Interest income	$15	$9	$20	$41	$166	$251
Interest expenses	$5	$58	$1	$12	$28	$104
Operating costs and expenses	$56,269	$72,952	$13,850	$11,427	$12,249	$166,747
Depreciation and amortization	$14,842	$16,254	$2,914	$1,547	$792	$36,349
Capital expenditure	$12,071	$7,773	$1,425	$1,117	$1,780	$24,166
Impairment loss on property, plant and equipment	$—	$—	$—	$—	$93	$93
Reversal of impairment loss on investment properties	$57	$—	$—	$—	$—	$57
Impairment loss on intangible assets	$—	$9	$—	$—	$—	$9
Impairment loss on other assets	$13	$—	$13	$—	$18	$44

c.	Main products and service revenues

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Mobile services revenue	$75,823	$63,906	$58,703
Sales of product	37,649	41,289	41,593
Local telephone and domestic long distance telephone services revenue	32,247	29,996	27,929
Broadband access and domestic leased line services revenue	22,950	22,453	22,116
Data communications internet services revenue	21,143	21,137	21,003
International network and leased telephone services revenue	9,328	8,724	7,066
Others	28,374	27,978	29,110
	$227,514	$215,483	$207,520

d.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC.  The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services.  The geographic information for revenues was as follows:

	Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$217,568	$205,696	$197,895
Overseas	9,946	9,787	9,625
	$227,514	$215,483	$207,520

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, and Thailand and except for $4,324 million and $4,063 million as of December 31, 2018 and 2019, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.	Major customers

As of December 31, 2017, 2018 and 2019, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.