Form 20-F
period 2020-12-31
CHUNGHWA TELECOM CO LTD
filed 2021-04-19
CIK 1132924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.) 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2020

i

SUPPLEMENTAL INFORMATION

All references to “we,” “us,” “our,” “Chunghwa Telecom” and “our company” in this annual report are to Chunghwa Telecom Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, originally dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd. and the Bank of New York, and amended and restated on November 14, 2007, among Chunghwa Telecom Co., Ltd. and JP Morgan Chase Bank, as depository, and the holders and beneficial owners of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the ROC government” are to the government of the Republic of China. All references to “the Ministry of Transportation and Communications” or “the MOTC” are to the Ministry of Transportation and Communications of the Republic of China. All references to “the National Communications Commission” or “the NCC” are to the National Communications Commission of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, “U.S. GAAP” means the generally accepted accounting principles of the United States, “IFRSs” means International Financial Reporting Standards as issued by the International Accounting Standards Board, and “Taiwan IFRSs” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the Financial Supervisory Commission, or the FSC, which are required to be adopted by applicable companies in the ROC pursuant to the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC” promulgated by the FSC on May 14, 2009. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ending December 31 of that year.

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

A. Selected Financial Data

The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020, and the selected consolidated balance sheets data as of December 31, 2019 and 2020 set forth below are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes. The selected consolidated statements of comprehensive income data and consolidated cash flows data for the years ended December 31, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 set forth below are derived from our audited consolidated financial statements, which are not included this annual report. The consolidated financial statements have been prepared and presented in accordance with IFRSs.

	Year Ended December 31
	2016	2017	2018	2019	2020
	NT$	NT$	NT$	NT$	NT$	US$
		(in billions, except for per share and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenues	230.0	227.5	215.5	207.5	207.6	7.4
Operating costs	(147.6)	(146.8)	(139.6)	(135.9)	(137.0)	(4.9)
Gross profit	82.4	80.7	75.9	71.6	70.6	2.5
Operating expenses	(33.8)	(33.9)	(32.4)	(30.8)	(29.8)	(1.0)
Other income and expenses	(0.5)	(0.1)	0.1	(0.1)	1.6	—
Income from operations	48.1	46.7	43.6	40.7	42.4	1.5
Non-operating income and expenses(1)	1.3	1.3	1.4	1.2	0.4	—
Income before income tax	49.4	48.0	45.0	41.9	42.8	1.5
Income tax expense	(7.8)	(7.8)	(6.4)	(8.0)	(8.1)	(0.3)
Consolidated net income	41.6	40.2	38.6	33.9	34.7	1.2
Attributable to:
Stockholders of the parent	40.5	39.0	37.6	32.9	33.4	1.2
Noncontrolling interests	1.1	1.2	1.0	1.0	1.3	—
	41.6	40.2	38.6	33.9	34.7	1.2
Earnings per share:
Basic	5.22	5.03	4.84	4.25	4.31	0.15
Diluted	5.21	5.02	4.83	4.24	4.30	0.15
Earnings per ADS equivalent:
Basic	52.19	50.26	48.41	42.47	43.08	1.53
Diluted	52.11	50.19	48.35	42.42	43.03	1.53

	As of December 31
	2016	2017	2018	2019	2020
	NT$	NT$	NT$	NT$	NT$	US$
			(in billions)
Consolidated Balance Sheets Data:
Working capital	17.5	15.4	28.5	27.9	8.6	0.3
Long-term investments(2)	7.2	8.1	10.2	15.1	14.6	0.5
Property, plant and equipment	291.2	288.7	288.9	283.7	281.4	10.0
Investment properties	8.1	8.0	8.3	8.2	9.6	0.4
Intangible assets	47.4	54.9	50.9	47.0	90.3	3.2
Net defined benefit assets	0.9	—	1.2	2.1	3.4	0.1
Total assets	446.9	450.9	467.1	477.1	506.2	18.0
Short-term loans	0.1	0.1	0.1	0.1	0.1	—
Current portion of long-term loans	—	—	—	—	1.6	0.1
Long-term loans(3)	1.6	1.6	1.6	1.6	—	—
Bonds payable	—	—	—	—	20.0	0.7
Customers’ deposits	4.6	4.7	4.7	4.8	4.8	0.2
Net defined benefit liabilities	1.5	2.7	3.5	3.5	3.4	0.1
Deferred revenue	3.5	3.6	—	—	—	—
Total liabilities	79.9	81.5	82.5	92.8	118.9	4.2
Net assets	367.0	369.4	384.5	384.3	387.3	13.8
Capital stock	77.6	77.6	77.6	77.6	77.6	2.8
Equity attributable to stockholders of the parent	360.7	360.9	374.7	374.2	376.1	13.4
Noncontrolling interests	6.3	8.5	9.9	10.1	11.2	0.4

	Year Ended December 31
	2016	2017	2018	2019	2020
	NT$	NT$	NT$	NT$	NT$		US$
		(in billions, except for percentages and per share)
Consolidated Cash Flows Data:
Net cash provided by operating activities	65.0	70.9	66.4	72.4	74.5		2.6
Net cash used in investing activities	(21.7)	(36.7)	(32.6)	(27.1)	(68.3)		(2.4)
Net cash used in financing activities	(42.5)	(36.6)	(35.0)	(38.9)	(9.8)		(0.3)
Net increase (decrease) in cash and cash equivalents	0.8	(2.3)	(1.2)	6.4	(3.6)		(0.1)
Other Financial Data:
Gross margin(4)	36%	35%	35%	34%	34%		34%
Operating margin(5)	21%	21%	20%	20%	20%		20%
Net margin(6)	18%	17%	17%	16%	16%		16%
Capital expenditures	23.5	26.9	28.6	24.2	23.5		0.8
Depreciation and amortization	32.5	31.9	33.8	36.3	37.1		1.3
Cash dividends declared per share	4.9419	4.796	4.479	4.226	4.306	(7)	0.2
(1)

Includes interest income of NT$189 million, NT$205 million, NT$197 million, NT$251 million and NT$116 million (US$4.1 million) for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively, and interest expense of NT$20 million, NT$22 million, NT$18 million, NT$104 million and NT$206 million (US$7.3 million) for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

(2)

Data as of December 31, 2016, 2017 and 2018 included investments accounted for using equity method and noncurrent available-for-sale financial assets. Starting from 2018, upon initial application of IFRS 9 “Financial Instruments” (“IFRS 9”), the category includes investments accounted for using equity method, noncurrent financial assets at fair value through profit or loss and noncurrent financial assets at fair value through other comprehensive income.

(3)	Excludes current portion of long-term loans.
(4)	Represents gross profit divided by revenues.

(5)	Represents income from operations divided by revenues.
(6)	Represents net income attributed to stockholders of the parent divided by revenues.
(7)

Dividends for 2020, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2021 and are expected to be declared at our annual general stockholders’ meeting scheduled on May 28, 2021.

Currency Translations and Exchange Rates

For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2020 have been translated into U.S. dollar amounts using US$1.00=NT$28.08, set forth in the statistical release of the Federal Reserve Board on December 31, 2020. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 7, 2021, the exchange rate was NT$28.42 to US$1.00.

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

Risks Relating to Our Company and the Taiwan Telecommunications Industry

Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business and revenue may suffer.

As a telecommunications service provider in Taiwan, we are subject to extensive regulation. Any changes in the regulatory environment applicable to us may adversely affect our business, financial condition and results of operations. Recently, there have been some regulatory changes which may have an impact on us, including the promulgation of the ROC Telecommunications Management Act, or the TMA, and the issuance of the draft of the “Regulations Governing Internet Audiovisual Services” and the “List of the Prohibited Commercial Engagement Practices in Taiwan Area.” The TMA was passed by the Legislative Yuan on May 31, 2019 and promulgated by the President on June 26, 2019, with part of the provisions taking effect on July 1, 2020, and the remaining provisions regarding frequency allocation on November 1, 2020. According to the TMA, within three years of its effective date, the existing telecommunications enterprises shall register themselves with the NCC and become subject to the TMA. We have filed an application for the registration on July 31, 2020, and received the approval from the NCC on September 30, 2020. Since then, we have become subject to the TMA. See “Item 4. Information on the Company—B. Business Overview—Regulation” for more information on the regulatory environment applicable to us. Furthermore, pursuant to the TMA, as we have been designated by the NCC as a dominant Type I service provider of fixed communications under the Telecommunications Act before the TMA becomes effective, we shall continue to be subject to the NCC’s supervision under the Telecommunications Act and the relevant implementation measures until the NCC designates our significant position in the specific market and adopts special implementation measures based on the TMA.

In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. As a dominant Type I service provider under the Telecommunications Act, we are constrained in our ability to raise prices. For example, the NCC adopted several rounds of tariff reduction plans, resulting in a number of price reductions in the tariff structures relating to our domestic fixed communications services. On March 8, 2017, the NCC announced a plan for tariff reductions effective from April 1, 2017 to March 31, 2020, and on March 5, 2020, the NCC announced a new round for tariff reductions effective from April 1, 2020 to March 31, 2024. Both of these tariff reduction schemes apply to us, being one of the dominant Type 1 service providers in local network business and long distance network business. See “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

In addition, the NCC amended Articles 14 and 17 of the Regulations Governing Network Interconnection among Telecommunications Enterprises on November 11, 2017, and announced the “Upper Limit on Access Charge for the Third Generation Mobile Telecommunications Operators and Mobile Broadband Operators.” Pursuant to the amendment and the announcement, starting from November 1, 2017, the tariff in the mobile interconnection fees will decrease over a period of four years, except the telecommunication fees (including interconnection fees) for incoming international long distance, or ILD, calls remain subject to mutual agreement between operators. On December 14, 2020, the NCC issued a notice for the promulgation of the “Upper Limit on Access Charge for Mobile Broadband Operators,” which applies to all mobile broadband operators and is effective from January 1, 2021 to June 30, 2023. During the aforementioned effective term, the upper limit of mobile interconnection fees will decrease year by year from NT$ 0.525 per minute in 2021 to NT$ 0.482 per minute in 2022, and then to NT$ 0.443 per minute in 2023 until June 30, 2023. The decrease of the upper limit on mobile access charge during 2021 to 2023 will reduce the revenue as well as the expenses of the Company, and may cause impact on the service price within the mobile market.

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

On July 22, 2020, the draft of the “Regulations Governing Internet Audiovisual Services” was published by the NCC. The main provisions of the draft regulations include: the scope of the applicable objects and required registration, disclosure of material information, prohibition against improper content, self-disciplinary requirements, and the counseling and incentivized measures. To prevent the Internet audiovisual service providers of Mainland China from providing services in Taiwan without obtaining approval pursuant to the “Act Governing Relations between the People of the Taiwan Area and the Mainland Area,” the draft provides that telecommunications enterprises or relevant Internet service providers may not provide any equipment or service to the aforementioned Internet audiovisual service providers or their agents, and that telecommunications enterprises or relevant Internet service providers shall take necessary actions in accordance with the notice of the competent authority. As a telecommunications enterprise, if the draft takes effect in its current form, we may need to take necessary actions in cooperation with the competent authority.

On September 3, 2020, the “List of the Prohibited Commercial Engagement Practices in Taiwan Area” was published by the Ministry of Economic Affairs, which prohibits any natural or legal persons, organizations or other institutions in the Taiwan area from acting as agents or dealers with respect to Internet audiovisual services (OTT-TV) for any natural or legal persons, organizations or other institutions in the Mainland area or providing them with any intermediary input services or relevant commercial services. As a Taiwan company, we are also subject to these restrictions.

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

We operate our businesses with approvals and licenses granted by the government. If these approvals or licenses are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer. For example, in November 2017, we obtained 4G mobile broadband services spectrum in 1800MHz and 2100MHz frequency bands, which are valid until the end of 2030 and 2033, respectively. Furthermore, the NCC held the auction for the fifth generation license, or 5G, mobile networks in December 2019, and we obtained spectrum in 3.5GHz and 28GHz frequency bands in February 2020. If we are unable to successfully acquire and maintain the rights to use the licenses or frequency spectrums that we need for our future business operations, our business prospects and future results of operations may be materially and adversely affected.

Increasing market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

As of the date of this annual report, there are five mobile network operators in Taiwan providing mobile broadband services. Each mobile network operator, including us, has been offering aggressive promotional programs to attract consumers, such as unlimited low-priced data plans, when many mobile network operators around the world have eliminated unlimited data plans. We cannot assure you that we will be able to raise our revenues from mobile broadband services after our 5G services launch on June 30, 2020 in light of the intense market competition, which could have a material adverse effect on our business prospects and our future results of operations.

Cable operators mainly promote high-speed internet access and TV converging solutions, and the bundled price is about 10% to 20% off ours. Furthermore, they offer low-price promotions about 40% to 60% off ours for competitors’ users, and expand sales channels through cross-industry alliances, such as kbro Co., Ltd., or kbro, in alliance with momo.com Inc., and China Network System Co., Ltd., or CNS, in alliance with Far Eastern Group and Taiwan Star Telecom Co., Ltd. Competitors may also roll out aggressive marketing plans such as bundling broadband internet and 4G/5G mobile services to stir the market. As a result, we could face increased competition for our broadband access and Multimedia on Demand, or MOD, and mobile services. If we are unable to compete successfully with the cable operators for broadband access and MOD services, our results of operations could be impacted.

In addition, our over the top, or OTT, business may not be able to compete with video streaming providers, some of which invest extensively in contents and productions of original films and TV series. Although we have invited other OTT providers to provide contents onto our platform, we do not rule out that our OTT customers might be attracted by its massive and exclusive titles, and our OTT business growth might slow down and be limited.

As the mobile data access speeds have increased as technologies advanced, many of our customers have replaced fixed broadband services with high-speed mobile broadband services. Rates of customer growth have declined in our fixed broadband and mobile businesses and may decline further, which may bring about further decreases in tariff rates and necessitate increases in our selling and marketing expenses. Any of these developments could adversely affect our business, financial condition and results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. In 2020, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$1.0 million (US$0.04 million).

Our ability to deliver services could also be disrupted by systems failure, shutdown in our networks or other unanticipated problems at our facilities. In 2020, our submarine cables were broken four times, causing the suspension of our fixed line services, MOD, broadband access and mobile services in Juguang township, the southernmost of the Matsu Islands. The cable breaks were due to the removal of sand and gravel by Chinese sand pumpers.

Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

Our long-term international bandwidth supply may be disrupted by unexpected delays for new international submarine cables.

The intensifying geopolitical conflicts have caused unexpected delays on operational and construction permit applications for several submarine cables in the South China Sea. In particular, the construction of our new submarine cable, SJC2, which connects various countries in the Asia Pacific region, has been delayed unexpectedly. The target service commencement date was pushed back to the fourth quarter of 2022, which is more than one year later than the original plan.

In the foreseeable future, submarine cables remain an indispensable international bandwidth solution, especially for Taiwan, and cannot be replaced by alternatives like satellite and microwave transmissions. Disruptions on new submarine cable projects will not only affect our services to individual customers but will also endanger our IDC, terrestrial links and international bandwidth sales, and eventually may have a material adverse effect on our business.

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

Our success depends on our ability to attract and retain quality personnel.

In response to the rapidly evolving industry in which we operate, we need to continuously attract and retain skilled technical personnel, and we also depend on the continued service of our executive officers. Our business could suffer if we are unable to attract qualified personnel or lose the services of any of these personnel and cannot adequately replace them. In particular, we could not afford the loss of any of our talents since attracting a qualified talent is increasingly difficult. Moreover, any expansion by industry players may intensify the competition for qualified and experienced personnel in the Taiwan telecommunications industry. All the major three telecom operators in Taiwan, including us, are expanding the Information, Communication and Technology, or ICT, business and may increase the number of their employees as part of this expansion. In addition to telecom operators, some computer design companies and manufacturers are also expanding their business into this area and have been recruiting information technology related employees as well. We cannot assure you that we will be able to successfully attract and retain new information technology related employees. We may also need to increase employee compensation levels to attract and retain personnel, which in turn could result in an increase in our operating costs. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

We may not realize the benefits we expect from our investments, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems. To continue developing our business and offer new and more sophisticated services, we intend to continue to invest in different areas and in new technologies. The launch of new and commercially viable products and services is important to the success of our business. We expect to continue making substantial capital expenditures to further develop our range of services and products.

Commercial acceptance by consumers of the new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demands, thus impairing the expected return from our investments.

We cannot assure you that services enabled by the new technologies we are implementing, such as 5G, IDC, PSTN migration, international submarine cables, Internet of Things, or IoT, Software-Defined Networking, or SDN, Network Functions Virtualization, or NFV, LTE WLAN Aggregation, or LWA, License Assisted Access, or LAA, Voice over LTE, or VoLTE, Wi-Fi Calling, Artificial Intelligence, or AI, Augmented Reality, or AR, Virtual Reality, or VR, Multi-access Edge Computing, or MEC, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost-effective. We have also purchased equipment and technology infrastructure to establish our 5G network from suppliers across the globe, including Europe.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized an impairment loss for investment properties, equipment and intangible assets in the past. In 2020, we concluded that the recoverable amount representing the fair value less costs to sell of investment properties was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$27.0 million (US$1.0 million) and the amount was recognized only to the extent of impairment losses that had been recognized in prior years.

In 2020, our subsidiary, Senao International Co., Ltd., or SENAO, evaluated the goodwill that arose in the acquisition of Youth Co., Ltd. and its subsidiaries, or Youth, and concluded that the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss on intangible assets of NT$9.0 million (US$0.3 million).

Furthermore, we cannot assure you that we will be able to continue to maintain control of and consolidate the results of operations of our minority-owned subsidiaries. For example, we consolidate the results of operations of our subsidiary SENAO, because we have remained in control over SENAO’s relevant activities and have control over the governance of the entity. Please refer to Note 3 and Note 14 to our consolidated financial statements included elsewhere in this annual report for details of the relationship between SENAO and its parent company. We cannot assure you that we will be able to continue maintaining control over SENAO’s relevant activities. If we lose control of our minority-owned subsidiary, we will no longer be able to consolidate the results of operations of such subsidiary, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

We may also make equity investments in companies from time to time, but we cannot assure you of their profitability, and whether any losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. For example, we have invested NT$4.19 billion (US$0.1 billion) in Next Commercial Bank Co., Ltd., or NCB, which was established in 2020. Though the bank serves as a pivotal strategic investment for our Company’s FinTech strategy, in the long run, it is still at an early stage and has yet to generate profits.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and mobile broadband networks. To meet the increasingly robust high-bandwidth requirements of digital convergence services, we continue to expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. After we obtained 5G mobile broadband services spectrum in 3.5 GHz and 28 GHz frequency bands, we started to construct our 5G mobile broadband network. To the extent these expenditures exceed our cash resources, we have already sought additional debt or equity financing. On May 6, 2020, our board of directors authorized the issuance of domestic unsecured corporate bonds with an aggregate principal amount of NT$30.0 billion, which could be issued at once or separately. On July 30, 2020, we completed the issuance of unsecured corporate bonds with an aggregate principal amount of NT$20.0 billion. The net proceeds were used primarily for future corporate development. On April 9, 2021, we announced the launch of the offering of corporate bonds with a principal amount of NT$7.0 billion, which is expected to be completed in late April. These factors include our financial condition, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Any inability to obtain the funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are constantly evaluating new growth opportunities in the broader telecommunications industry. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively and economically deliver these services, or be able to compete successfully in the delivery of telecommunications services based on new technologies. In the 5G era, there could be more services beyond that of standard operators by delivering services via a B2B2X model, which is substantially dependent on the availability of applications and devices that third-party developers are developing. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected. In addition, we may need to cooperate with certain third parties to deliver these new services. To the extent that these third parties fail to perform their obligations or that we fail to thoroughly verify their qualifications and credentials, our ability to deliver these services or our financial condition and results of operations may be materially and adversely affected.

As an internet service provider, we may not be able to protect our customers and their information from cyber attacks, nor protect our services from disruptions due to cybersecurity breaches.

Driven by emerging technologies (including 5G applications, IoT, AI and cloud services), cybersecurity threats have evolved into multi-faceted mixed attacks. Any cybersecurity incident or privacy leakage will damage customers’ rights and cause the Company penalties and financial losses. In addition, malware attacks, which are often imbedded into supply chain software, have become more frequent and diverse, and would adversely impact business services or privacy leakage.

The Cyber Security Management Act came into force on January 1, 2019. According to the Act, a critical infrastructure provider shall satisfy the requirements of the cybersecurity responsibility level, to amend and implement the cybersecurity maintenance plan. The “Administration Regulations of Cyber Security on Telecommunications Business”, which was promulgated pursuant to the “Telecommunications Management Act”, was enforced on July 1, 2020. According to the Regulations, telecommunications enterprises shall establish the cyber security maintenance plan and implement it accordingly. If we fail to comply with such requirements, we may be subject to administrative penalties. We may suffer negative consequences, such as remedial costs, increased cybersecurity protection costs, lost revenues, litigation and reputational damage due to cyber attacks. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.”

Our largest stockholder may take actions that conflict with our public stockholders’ best interests.

As of December 31, 2020, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2020. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

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

We conduct most of our operations and generate most of our revenues in Taiwan. As a result, any decline in the Taiwan economy or a decline in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In particular, Taiwan’s economy is highly dependent on the technology industry, and any downturn in the global technology industry may have a material adverse effect on Taiwan’s economy, which in turn, could adversely affect the demand for our products and services. There have also been concerns over the armed conflicts, civil unrest and geopolitical uncertainty in the Middle East, and Asia Pacific

(particularly Hong Kong, the South China Sea, and North Korea), which has resulted or could result in higher volatility on oil prices and capital markets, and the economic slowdown in Mainland China and the United States, which could have a material adverse effect on economies around the world. There have also been concerns over the forecast for the global economic slowdown, the dispute on trade war between the United States and Mainland China, the effect of Brexit and the COVID-19 pandemic, all of which could cause turbulence in the international and Taiwan’s financial markets as well.

As our business is dependent on economic growth, any uncertainty or further deterioration in economic conditions could have a material adverse effect on our financial condition and results of operations. We cannot assure you that economic conditions in Taiwan will continue to improve in the future or that our business and operations will not be materially and adversely affected by deterioration in Taiwan’s economy.

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the tense relationship between the ROC and the People’s Republic of China, which could adversely affect our financial condition and results of operations.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan, which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and Mainland China have been separately governed. The People’s Republic of China, or PRC, claims that it is the sole government in China and that Taiwan is part of China.

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

Any outbreak of contagious diseases, such as the COVID-19, influenza, Zika virus, dengue fever or Ebola virus, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. Furthermore, any outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. The COVID-19 pandemic affects global economy, resulting in economic contraction and travel restrictions which cause the decrease in our roaming revenue. In addition, the pandemic affects the global production capacity and the supply chain of handsets, which leads customers to extend the replacement cycle. Therefore, our revenues generated from handset sales and mobile services may not achieve our original expectations. As for emerging services, lockdowns due to the COVID-19 pandemic might lead to difficulty in mobility, lacking labors, project delays or order-taking cancellations. As a result, we cannot assure you that any outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Our operation may be interrupted, and our expansion may be limited, by power or utility shortage.

We may from time to time suffer power outages or surges in Taiwan caused by difficulties encountered by the public utility, or other power consumers on the same power grid. Some of these have resulted in interruptions to our operations. If we are unable to secure reliable and uninterrupted supply of electricity in Taiwan, our services may be interrupted. Furthermore, we may suffer from shortage in water in Taiwan, and we may need to incur additional costs and expenses to respond to such shortages in order to maintain our operations and services. Such incremental costs may affect our profitability and results of operations.

Stockholders may have more difficulty protecting their interests under the laws of the ROC than they would under the laws of the United States.

Our corporate affairs are governed by our Articles of Incorporation, the Telecommunications Act, and, starting from September 30, 2020, the TMA, and by the laws governing corporations incorporated in the ROC. See “—Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business may suffer.” The rights of stockholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the United States. For example, controlling or major stockholders of Taiwan companies do not owe fiduciary duties to minority stockholders. As a result, holders of our common shares and ADSs may have more difficulties in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public stockholders of a United States corporation.

Our actual financial results may differ materially from our published guidance.

Starting in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with the Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate our projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase overtime. Although our operating income, net income and EPS exceeded our expectations in 2020, our financial results will depend on future developments, which are highly uncertain and cannot be predicted.

Our results of operations and financial condition under Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2020 that are expected to be declared at our 2021 annual general stockholders’ meeting are calculated based on Taiwan IFRSs. It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

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

Our common shares are traded on the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. During 2020, the TWSE Index reached a low of 8,681.34 on March 19, 2020, and peaked at 14,732.53 on December 31, 2020. On April 7, 2021, the TWSE Index closed at 16,815.36. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

We may be sanctioned or the network establishment approval granted to us may be abolished for violations of limits on foreign ownership of our common shares, and these limits may materially and adversely affect our ability to obtain financing.

The Telecommunications Act limits foreign ownership of our common shares. Prior to March 1, 2006, the MOTC, as the competent authority under the Telecommunications Act, had the power to prescribe the limits on foreign ownership of our common shares. After the formation of the NCC on March 1, 2006, the NCC replaced the MOTC as the competent authority under the Telecommunications Act pursuant to the National Communications Commission Organization Act, or the Organization Act. The NCC and the MOTC reached an agreement on foreign ownership of Chunghwa Telecom, so an announcement issued by the MOTC on December 28, 2007 stipulated that direct holdings by foreign investors in Chunghwa Telecom cannot exceed 49% of our outstanding share capital and the total direct and indirect holdings by foreign investors cannot exceed 55% of our outstanding share capital. According to the TMA effective from July 1, 2020 (excluding certain articles regarding frequency allocation were set effective from November 1, 2020), the total amount of our shares directly held by foreigners shall not exceed 49%, and the total amount of our shares directly and indirectly held by foreigners shall not exceed 60%. As of April 7, 2021, foreign direct holdings of our outstanding share capital is at 15.38%. If we fail to comply with the applicable foreign ownership limitations, the network establishment approval granted to us may be abolished. We cannot predict the manner in which the NCC will exercise its authority over us in the case of a violation, or whether the NCC will lower the foreign ownership cap at any time.

If we are deemed to be in violation of our foreign ownership limitations, any consequences arising from such violation may materially and adversely affect us. Moreover, since we are unable to control ownership of our common shares or ADSs representing our common shares, and we have no ability to stop transfers among stockholders, or force particular stockholders to sell their shares, we may be subject to monetary fines, or the network establishment approval granted to us may be abolished, even if there is no fault of our own. In that event, our business could be disrupted, our reputation could be damaged and the market price of our ADSs and common shares could decline. These limitations may also materially and adversely affect our ability to obtain adequate financing to fund our future capital requirements or to obtain strategic partners, and alternate forms of financing may not be available on terms favorable to us or at all.

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

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications, which was the predecessor of the NCC. The common shares of the Company have been listed on the TWSE under the trading code “2412” since October 2000 and its ADSs have been listed on the NYSE under the symbol “CHT” since July 2003. We were privatized as a result of a secondary ADS offering and concurrent domestic auction of our common shares on August 12, 2005, as the ownership by the government of the ROC was reduced to less than 50%. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is https://www.cht.com.tw. The information on our website does not form a part of this annual report. Our agent for service of process in any suit or proceeding arising out of or relating to our shares, ADSs, American depository receipt, or ADR, and deposit agreement in the United States is CT Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011.

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
•

internet services, including data communication services, such as HiNet and HiLink, application value-added services, or VAS, such as Wi-Fi mesh network, Smart Speaker, Big Data, cybersecurity, IDC, cloud and services provided to the government;

•

international fixed communications services, including ILD telephone services, international leased line services, international data services, satellite services, ICT projects and other international services; and

•	other services, including non-telecom services.

We enjoy leading positions across a number of areas in terms of both revenues and customers. We are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider. We are also Taiwan’s largest broadband access and internet service provider. As for the IPTV service, our MOD service is the largest video platform in Taiwan in terms of the number of customers. In 2020, our revenues were NT$207.6 billion (US$7.4 billion), our consolidated net income was NT$34.7 billion (US$1.2 billion) and our basic earnings per share was NT$4.31 (US$0.15).

In 2020, we made capital expenditures totaling NT$23.5 billion (US$0.8 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

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

We are the largest telecommunications service provider in Taiwan with a leading position in fixed communications services, mobile communications services, internet services, and multimedia services. We are also a major ICT service provider in areas such as cybersecurity, cloud, IoT, IDC and Big Data analysis.

Broad range of communications products and services. We are confident with our ability to provide an attractive and comprehensive range of both telecommunications services and ICT total solutions to our business and residential customers. In addition, we are able to offer innovative customized ICT services and competitive tariff packages to deliver customer-centric services.

Broad network coverage. In order to provide higher bandwidth services for our customers, we have been constructing our fiber to the x, or FTTx, network since 2003. We have successfully migrated many of our customers to higher speed FTTx service. As of December 31, 2020, network coverage of FTTx with speeds of 1 Gbps and higher was approximately 83.1%. In addition, our mobile communications network provides nationwide coverage. Our large mobile spectrum allocation, together with our extensive network coverage, positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores. We aim to provide seamless broadband connection to satisfy our customers.

Brand awareness, distribution channels and customer service. Our brand “Chunghwa Telecom” has a reputation for quality and reliability. We serve our large customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution.” Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. We eagerly enhance user experience at different channels. We integrate our online store and offline channels, with our Big Data capability, to accelerate the development of our Online-to-Offline business. To enhance customers’ online experience, we provide customized online purchase processes by leveraging our capability to analyze Big Data, and accurately analyze customer preferences and behaviors, and target different customer groups for implementing accurate marketing initiatives to improve sales success rate and reduce marketing costs. Customers can apply for various services online through websites or apps, and make queries with us in real time. We have also built logistic systems to deliver mobile handsets and smart home appliances to our customers. In addition, customers can also order online and enjoy quality services at designated offline stores to save waiting time.

In 2020, we obtained several domestic and international awards which recognized our service quality, corporate governance and our fulfillment of corporate social responsibility. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award of Telecom Company in Taiwan for 16 consecutive years since 2005. We also have been awarded The Asset Corporate Platinum Award by The Asset Magazine for eight consecutive years since 2013. In addition, we were also awarded Taiwan Mobile Data Service Provider, Taiwan Data Centre Services Provider as well as Taiwan Cloud Infrastructure Service Provider of the Year in 2020 Frost & Sullivan Best Practices Awards.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge for the future growth of emerging businesses. We also believe we will continue to attract and retain high-quality information technology talents.

We have the capital resources and technology to retain our leading position.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital-intensive and growing businesses. We started to construct our 5G base stations in the first half of 2020 and continue to enhance our existing 4G/5G mobile broadband networks, our expansion of FTTx broadband access services, IP-based MOD/OTT services, fixed-line/mobile VAS, ICT-related services and service platforms. In addition, we also deploy Narrowband-IoT and LTE Cat-M1 networks for IoT applications. We will also continue to make strategic investments in or acquire other companies to enhance our emerging businesses and to further expand our business to retain our leading position in the future.

Advanced network technology. By the end of 2020, more than 83.1% of households in Taiwan can enjoy ultra-fast connectivity with our FTTH network. We will still expand FTTH network coverage of households in 2021, based on the requirement of ultra-fast connectivity service in Taiwan. In 2020, we also continued to enhance our 4G/5G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market.

Research and development expertise. In 2020, our research and development expenses accounted for 1.9% of our revenues. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses—Research and Development” for descriptions about areas of our research and development. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our profit margins of ICT services by leveraging our strong sales forces and research capacity.

Consistent with our strategic objectives, we have developed the following business strategies:

Execute strategic transformation for a customer-centric and sustainable operations

In response to a structural change in the telecommunications market and intensified competition from the OTT players, especially in the ICT services such as cloud and IoT, we aim to strengthen our 5G service and implement strategic transformation to establish a solid foundation for further business development. Focusing on digital convergence and business opportunities in the digital economy and by teaming up with strategic partners, we will make the best effort to promote our business growth to enhance value to customers, shareholders, employees and the society.

Under the guiding principle of customer-centric value creation, we will continue to execute on our "Together, We Rise in 2021" strategic transformation plan to make a fundamental change and achieve sustainable growth.

The transformation plan has four focal points, namely the core business, emerging businesses, cost optimization and core competencies improvement. It aims to expand our customer base in personal, family, corporate and international customers. Furthermore, we will continue to optimize costs and improve our fundamental capabilities to enhance our competitive edge. Combining with investments as well as mergers and acquisitions, we believe this strategic transformation will enhance our core competitiveness and advantages for long-term development.

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

We endeavor to maintain our strong market position in telecommunication business and seek to expand the scope of our business beyond network services by offering service platforms and VAS to capture new opportunities and generate revenue growth, such as IoT platforms. We also continue to enhance our MOD/OTT service platform, which offers digital contents, live broadcasting and subscription video on demand, or SVoD, services.

Broadband services: We strive to maintain our broadband market share and average revenue per user, or ARPU, for our FTTx internet services. We expect to continue to offer various incentives for our FTTx customers to upgrade to 300Mbps~1Gbps or even higher speed FTTx services in 2021. We are continuing the build-out of our FTTx infrastructure, and we believe these efforts will help us maintain our competitive advantage for broadband services. A high-quality broadband network is also essential for our high-definition MOD services. By offering 4K services, we enable our customers to enjoy quality content via our MOD platform. We leverage our robust cloud infrastructure to offer IPTV/OTT services and stay abreast with international trends.

We also endeavor to improve our MOD business by facilitating the overall TV operational environment, and starting from August 2019, we launched optional service packages by customized subscription mechanism to encourage user-centric perspectives. We have been building relationships with content providers and service providers to offer attractive content and services. Our strategy on MOD/VOD/OTT services is to enrich content, by providing movies, drama and TV series for SVOD, to leverage our existing base of fixed broadband and mobile broadband subscribers to boost our MOD and OTT subscribers. Our Hami Video VOD platform started to strengthen its content offering in the first quarter of 2019, including the introduction of various Hollywood blockbuster movies and simultaneous airing of popular TV dramas from China and Korea. We also cooperate with production studios to produce TV dramas for simultaneous premieres on our various platforms.

Mobile Communications: We launched 5G services on June 30, 2020. Our strategy for mobile services includes the following initiatives:

•	Enhancing 5G penetration rates by accelerating 5G network construction;
•	Maintaining 4G mobile broadband network quality to increase ARPU;
•	Reallocating resources to guide mobile subscriptions toward high-end plans;
•

Maintaining ample Wi-Fi hotspots to offer more wireless internet access service and to offload data traffic from our mobile networks; we had offered about 48 thousand Wi-Fi hotspots by the end of 2020; and

•	Leveraging our 5G, LTE Cat-M1, Narrowband IoT and technology capabilities to cooperate with potential partners to explore opportunities for future 5G IoT business development.

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet application VAS, such as Security Operation Center, or SOC, IDC and cloud services. In 2021, we will continue to promote our IDC, cloud (including Google Cloud Platform, Amazon Web Service, or AWS, and Microsoft Azure) and cybersecurity services to help our business customers decrease management costs; we will also launch new services related to AI, Big Data and Smart Health.

Emerging services: We continue to leverage our core telecommunication infrastructure and services to expand ICT services. Our goal is to become the Leading Provider of Smart Life and the Enabler of Digital Economy. In order to drive the development of various emerging ICT services, we provide high-quality platforms, cooperate with strategic partners to build an industrial ecosystem, and combine with strategic investment, mergers and acquisitions. With the strength and reliability of our technologies and services, we believe that we have the competitive advantages to continue expanding our ICT services in the future. Furthermore, we have invested in an internet-only bank, namely Next Commercial Bank Co., Ltd., or NCB, with banking, insurance and retail partners. NCB, established in January 2020, has been applying for the business license from the competent authority and is expected to launch services in the first half of 2021.

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

In addition, we offer 24-hour customer service, including consolidated billing for all services and online bill payment service on our website.

Improve operational and cost efficiency

We have historically been focused, and will continue to focus, on cost control. We continue to improve our operational and cost efficiency by migrating to more advanced networks, such as electronic purchasing and sophisticated operational support systems.

Our short-term goal is to achieve customer-centric digital transformation. The important tasks that need to be completed in recent years are as follows:

•

Constructing a digital transformation environment and providing business innovation services: promoting agile development, providing smart services by leveraging our AI and Big Data capability to increase the ratio of transactions on digital channels, optimizing user experience/customer experience design, leveraging automation/intellectualization to transform workflow;

•	Optimizing system service efficiency and supporting business operation activities: promoting information systems into the cloud, sharing information technology resources; and
•

Expanding the use of information resources and effectively reducing operating costs: strengthening efficiency of resource allocation, more efficient procurements through centralization, digitalization and specialization in the process.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. We continue to enhance our mobile network and construct high capacity Wi-Fi/Fiber-Wireless networks to offload mobile network traffic. We will continue to leverage our core telecommunication infrastructure and services to expand the ICT business, including 5G services, IDC services, PSTN migration, international submarine cable services, cloud services, IoT, enterprise total solutions and government projects.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in growth areas, such as ICT services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators and ICT solutions partners to diversify our business operations and enhance our service offerings. Starting from April 2019, our clients may access Google Cloud’s Partner Interconnect service globally through our CHT Global EXchange Center, or CHT GXC. In October 2019, we became a Dual Certification AWS Partner for both Advanced Consulting and Direct Connect to expand our global cloud service footprint. In April 2020, we achieved three AWS Competencies to underscore CHT’s deep expertise for enterprise Digital Transformation. In October 2019, we signed a Letter of Intent for strategic cooperation with Microsoft, providing comprehensive cloud services, including Infrastructure as a Service, Platform as a Service, and Software as a Service; and in June 2020, we cooperated with Microsoft to create AIoT Smart Ecosystem.

Acquisition and Investments. We have focused our acquisition strategy on making strategic acquisitions of companies that we believe to be complementary to our long-term strategic goals. We have focused our investment strategy on the development of new businesses and the enhancement of our operational efficiency, especially the aspects of 5G and ICT services. Recently we have entered into the following notable transactions:

We increased our ownership interest in International Integrated Systems, Inc., or IISI, a company that provides system integration, IT solution and consultation, from 31.16% to 51.54% on July 1, 2020. Upon completion of the transaction, we gained control over IISI to develop and deepen the FinTech business and the market of corporate clients.

One of our consolidated subsidiaries, Chunghwa Precision Test Tech Co., Ltd., or CHPT, a semiconductor testing company, was listed on the General Stock Market of the Taipei Exchange (formerly known as Gre Tai Securities Market) since March 24, 2016. Benefitting from its advanced technology and one-stop solution, CHPT’s business continued to grow in the past few years. On March 23, 2018, we announced our plan to dispose of 1.5 million common shares of CHPT to fund our future investment. By the end of 2020, we have disposed 1.328 million common shares of CHPT and our ownership interest in CHPT decreased to 34.25%.

In support of the government’s southbound development policy, we set up an office in Indonesia in January 2019 to expand our smart city and ICT businesses. In the mid- to long-term, we plan to seek cooperation with local partners in the ASEAN countries to capitalize on the strong market potential, facilitate Taiwanese companies to develop in those countries and explore opportunities for investment and mergers and acquisitions.

We have invested in NCB in January 2020 and obtained 41.9% of its equity interests and 6 out of 15 seats on the board of directors. NCB is expected to launch services in the first half of 2021.

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

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and intend to maintain a sustainable dividend policy. Under the ROC Company Act, companies are allowed to distribute special cash dividends from capital surplus. In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in January 2021, our payout ratio was 99.99% in 2020 after adjusting for unappropriated earnings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local telephone services and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, and other domestic services, including ICT services. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$66.8 billion and NT$65.7 billion and NT$69.5 billion (US$2.5 billion), respectively, in 2018, 2019 and 2020, representing 31.0%, 31.7% and 33.4% of our total revenue in such periods.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Local telephone revenues:
Usage	9.9	8.5	7.8	276.0
Subscription	15.3	14.9	14.4	514.0
Interconnection	0.6	0.6	0.5	19.5
Pay telephone	0.2	0.1	0.1	4.1
Other	1.6	1.6	1.7	57.4
Total	27.6	25.7	24.5	871.0

We provide local telephone services to approximately 9.9 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 12.8%, 12.4% and 11.8% of our total revenues in 2018, 2019 and 2020, respectively. Approximately 73.4% of our local telephone customers as of December 31, 2020 were residential customers. We are the leader of the local telephone service market, with an average subscriber market share of approximately 93.0%, 92.5% and 92.1% in 2018, 2019 and 2020, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31
	2018	2019	2020
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,589	23,603	23,561
Fixed line customers:
Residential	7,675	7,472	7,268
Business	2,746	2,691	2,629
Total	10,421	10,163	9,897
Penetration rate (as a percentage of the population)	44.2%	43.1%	42.0%
Lines in service per household	0.88	0.85	0.81

(1)	Data from the Department of Population, Ministry of the Interior, ROC.

With the continued development of internet technologies, demand for local customer lines has been declining. The number of fixed-line customers decreased by 2.5% in 2019 compared to 2018 and decreased by 2.6% in 2020 compared to 2019. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to internet telephony services and voice over internet protocol, or VoIP, applications.

Minutes from local calls decreased in 2018, 2019 and 2020 due to the impact of mobile substitution and increased use of VoIP applications.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	1.37	1.39	1.40
Growth rate (compared to the same period in the prior year)	—	1.5%	0.7%

Average per minute usage charges remained relatively stable from 2019 to 2020.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$2.4 billion, NT$2.2 billion and NT$2.0 billion (US$0.1 billion) in 2018, 2019 and 2020, respectively, representing 1.1%, 1.1% and 1.0% of our total revenues in such periods. This decrease was mainly due to the continuous decline in call minutes resulting from the migration to mobile services and increased use of VoIP applications. Our average market share by minutes in the domestic long distance market was approximately 82.9%, 82.0% and 81.6% in 2018, 2019 and 2020, respectively.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling and virtual private networks, or VPN, services and others.

Broadband Access

We provide broadband internet access through connections based on our FTTx and ADSL technologies. Our revenues from our broadband access services in 2018, 2019 and 2020 were NT$18.3 billion, NT$18.0 billion and NT$18.1 billion (US$0.6 billion), respectively. We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services.

From 2018 to 2020, we continued accelerating our high-speed FTTx household coverage. We offer various promotional packages to encourage more migration of our FTTx subscribers to higher speed FTTx service. In 2020, FTTx revenue reached 94.6% of our total broadband revenue. Subscriber migration to our broadband of 300 Mbps or higher continued to increase by 69.0% year-over-year, as we continue focusing on higher speed migration.

Our subscriber market share of Taiwan’s broadband market was approximately 70.8%, 68.0% and 65.6% in 2018, 2019 and 2020, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	Year Ended December 31
	2018	2019	2020
FTTx service customers (in thousands)	3,603	3,619	3,620
ADSL service customers (in thousands)	880	786	728

We have experienced competition in broadband from cable operators and other fixed-line operators. In addition, as faster wireless technologies, such as 5G and 4G LTE, have been deployed, some customers have replaced fixed broadband services with high-speed mobile broadband services. Our strategy is to continue the deployment of higher speed FTTx network so as to maintain our competitiveness.

Charges for our FTTx and ADSL services include one-time installation charges and monthly subscription fees. These charges vary based on connection speed.

The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
ARPU for broadband services per month(1)	709	707	724
ARPU for FTTx services per month(2)	785	778	793

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

Our overall broadband ARPU decreased in 2019 mainly due to the increased competition in the market and the mandatory tariff reduction, while it increased in 2020 due to the higher speed migration and the increasing demand of working from home resulting from the COVID-19 pandemic. For more details on the NCC’s mandatory tariff reduction, please see “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other mobile and fixed-line service operators for interconnection with our fixed-line network and for connection within their networks. Our local and domestic long distance leased line services revenues were NT$4.2 billion, NT$4.1 billion and NT$4.3 billion (US$0.2 billion) in 2018, 2019 and 2020, respectively. Revenues remain relatively stable year-over-year and we continue to migrate customers to higher speed services.

Wi-Fi Services

As of December 31, 2018, 2019 and 2020, we had a total of approximately 2.7 million, 2.8 million and 2.6 million residential and business customers that leased our access points, respectively. In addition, we had more than 48 thousand hot spots in public areas by the end of 2020, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload mobile data network traffic.

MOD Services

Using video streaming technology through a set top box that connects to our FTTx and ADSL data connections, our MOD customers can access TV programs, video-on-demand, OTT, and other services. We had over 203, including 196 high definition, or HD, broadcasting channels and over 30,000 hours of on-demand programs. In addition to our regular packaged offerings, we also offer SVoD services for film and drama. Furthermore, starting from 2017, our MOD platform successively offers OTT services such as KKTV and Netflix. As of December 31, 2020, we had 2.07 million MOD customers, including 1.30 million SVoD subscriptions and 1.40 million channel subscriptions. We continued to see upsell in our tiered-pricing channel packages and digital convergence packages.

Our MOD revenues were NT$3.3 billion, NT$3.6 billion and NT$3.64 billion (US$121 million) in 2018, 2019 and 2020, respectively. The increase in revenue from 2018 to 2020 was mainly due to the upsell of our tiered-pricing channel and VOD packages. We are pleased to see that our IPTV customers continued to sign up for additional SVoD programs and OTT services. In addition, starting from August 2019, we have launched an optional service package by customized subscription mechanism to meet customers’ needs. The slowdown in 2020 revenue growth is mainly due to the postponement of major sports events resulting from the COVID-19 pandemic to drive customer growth.

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

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2018, we generated revenues of NT$63.9 billion, or 29.7% of our total revenues, from mobile services. In 2019, we generated revenues of NT$58.7 billion, or 28.3% of our total revenues, from mobile services. In 2020, we generated revenues of NT$56.7 billion (US$2.0 billion), or 27.3% of our total revenues, from mobile services. The decrease in mobile services revenue was mainly due to a decrease in roaming revenue and handset sales because of the COVID-19 pandemic.

Our ARPU per month decreased to NT$461 in 2019 mainly due to more fierce competition. Our ARPU per month further decreased to NT$427 in 2020 mainly due to the decrease in roaming revenue mentioned above and the increase of IoT subscribers, which resulted in the dilution of ARPU.

We remain the largest mobile operator in Taiwan in terms of revenues and number of customers, although the two smaller operators, Asia Pacific Telecom Co., Ltd., or APTG, and Taiwan Star Telecom Corporation Ltd., or T-Star, continue to offer low-priced data plans to gain customers. We had 11.3 million mobile customers, and a market share of approximately 36.0% in terms of total mobile customers and approximately 38.4% in terms of total mobile services revenues in Taiwan, as of December 31, 2020.

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

In November 2017, we further obtained spectrum for 4G mobile broadband services of 5MHz paired spectrum in the 1800MHz frequency band and 20MHz paired spectrum in the 2100MHz frequency band, and we paid NT$10.9 billion to the government. The licenses are valid until December 31 of 2030 and 2033, respectively.

In February 2020, we obtained spectrum for 5G mobile broadband services of 90MHz spectrum over 3.5GHz frequency bands and 600MHz spectrum over 28GHz frequency bands, and we paid NT$48.4 billion to the government. The license is valid until December 31 of 2040. We launched 5G services on June 30, 2020.

Our 3G service license expired in December 2018, and we have ceased our 3G service since then.

By the end of 2020, we commercially launched roaming services with 474 networks in 202 countries, including 249 LTE roaming partners in 118 countries. Meanwhile, we offer diverse and competitive roaming services in order to meet customers’ demands. By strategically cooperating with the chief mobile operators, ultimately we gained a good reputation and the best brand value in roaming market.

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the Year Ended December 31
	2018	2019	2020
Taiwan population (in thousands)(1)	23,589	23,603	23,561
Total mobile revenues in Taiwan (in billions)(2)	NT$176.1	NT$162.1	NT$153.7
Annualized churn rate(3)	18.37%	18.22%	11.60%
Minutes of usage (in millions of minutes):
Incoming	6,939	5,887	5,264
Outgoing	7,272	6,214	5,575
Average minutes of usage per user per month(4)(5)	108	95	82

(1)	Data from the Department of Population, Ministry of the Interior, ROC.
(2)	Data from the statistical monthly release by the NCC, in the ROC, which include mobile revenues from 4G and 5G mobile broadband services.
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

The total mobile customers in Taiwan had reached approximately 29.3 million as of December 31, 2020. Mobile penetration was approximately 124.3% on the same date. The overall mobile services market experienced a decrease of 5.2% in revenues in 2020 mainly due to the decrease in roaming revenue resulting from the COVID-19 pandemic and market competition.

We offer incentives, such as mobile handset subsidies for the immediate purchase, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us ranging from 12 months to 48 months.

Our tariffs for post-paid mobile customers primarily consist of usage fees and monthly fees. We also offer discounts on usage fees for calls made between our mobile customers to encourage subscription to our mobile service.

As of December 31, 2020, we had approximately 1.3 million prepaid customers, representing approximately 11.6% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge on a per second basis. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may convert to become a post-paid customer while retaining the same telephone number.

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

Internet Business

Our internet business includes data communication services, application VAS and services provided to the government. Our revenues from internet business represented 13.8%, 14.5% and 15.5% of our revenues in 2018, 2019 and 2020, respectively. In 2020, our revenues from internet business as a percentage of our revenues increased mainly due to the increase in revenues generated from services such as IDC, cloud services, IoT, cybersecurity services, HiNet and HiLink.

Data Communication Services

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2018	2019	2020
	(in thousands)
Total internet subscribers in Taiwan	6,112	6,206	6,317
HiNet subscribers:
HiNet FTTx subscribers	3,341	3,353	3,355
HiNet ADSL, dial-up, and other access technology subscribers	731	647	595
Total HiNet subscribers	4,072	4,000	3,950

Our ISP service subscribers decreased from 2018 to 2020 mainly due to the competition from cable broadband operators and substitution by mobile broadband services. We are still the largest ISP in Taiwan, with a subscriber market share of 62.5% among 245 ISPs in ROC as of December 31, 2020. As of December 31, 2020, approximately 82.4% of our broadband customers were also HiNet subscribers, using HiNet as their ISP, and 92.7% of our FTTx service customers subscribe HiNet ISP service.

Application VAS and Services Provided to the Government

Application VAS and services provided to the government includes services regarding IDC, cloud computing, cybersecurity and IoT. See “Emerging Services.” We have developed an open IoT application platform featured with functions of cloud computing, Big Data analysis, AI and AR, etc., to enlarge the cooperation with IoT industry as well as strengthen its domestic ecosystem. We will continue to explore new IoT applications such as smart metering, smart lighting, smart agriculture and smart transportation.

International Fixed Communications Business

Our international fixed communications business includes ILD telephone services, international leased line services, satellite services and ICT and other international services.

ILD Telephone Services

We provide ILD telephone services in Taiwan. Our ILD services consist primarily of international direct dial services and the wholesale of ILD traffic. Total revenues from ILD telephone services comprised 3.0%, 2.2% and 0.7% of our revenues in 2018, 2019 and 2020, respectively. Our ILD telephone revenues further decreased by 30.1% to NT$4.6 billion in 2019 due to our strategy to reduce low-margin revenues such as the wholesale of ILD traffic. Due to the same reasons, our ILD telephone revenues further decreased by 66.5% to NT$1.5 billion (US$0.1 billion) in 2020. Our average market share of the ILD market by minutes was approximately 70.3%, 69.6%, and 50.9% in 2018, 2019 and 2020, respectively.

Total incoming call volume decreased by 39.4% from 2018 to 2019 due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic. Total incoming call volume decreased by 69.3% from 2019 to 2020 due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic. Due to the same reasons, total outgoing call volume decreased by 38.2% from 2018 to 2019 and further decreased by 53.0% in 2020.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to a total of five undersea cable operators, including us, to engage in leased line services. Rental fees for ILD leased line are generally based on transmission speed and distance. We continue to experience a decline in rental fees for international leased lines, partly as a result of competition from other international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$2.2 billion, NT$2.5 billion and NT$2.4 billion (US$83.7 million) in 2018, 2019 and 2020, respectively. Revenue increased in 2019 mainly due to our expansion to the oversea markets and growing demand from OTT providers, while decreased in 2020 mainly due to the fact that customers converted to indefeasible rights of use, or IRU, and the effect of the COVID-19 pandemic.

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

The ROC government adjusted the frequency configuration of the 3.5GHz band in order to release the 5G license. Some of the frequency of the ST-2 satellite C band was transferred to 5G in May 2020.

ICT and Other Services

Our ICT and other services in our international fixed communications business include corporate solution services. See “Emerging Services.”

Others

Our other business segment includes our non-telecom services, including semiconductor testing components and printed circuit board sales made by our subsidiary, CHPT.

Emerging Services

The revenues from our ICT business are classified in “ICT and Other Services” of each business segment besides internet business. By integrating various technologies, such as cloud computing, cybersecurity, Big Data, IoT and accelerating emerging services, we provide customized ICT total solutions to assist our business customers in improving efficiency and reducing management costs.

Through computer-driven data analysis, our iEN service can help companies and corporations implement energy-saving measures. In addition, our iEN can also support households as well as enterprises to build an automatic interior environment in areas, including security, solar energy generation, parking and communications.

We provide HiNet Advanced Networks Defense System, or ANDs, together with our subsidiary, CHT Security. ANDs can combine with HiNet Security Fleet solution to upgrade the security of users’ information systems.

Our IDC is under centralized management, and we saw increasing occupancy in our highest-rated Banqiao IDC with strong potential demand, which has driven us to work on our next business expansion.

CHT cloud service is a Multi-Cloud Network Convergence service. With a high-quality global network as the basis for all kinds of cloud services, it integrates our Company’s hicloud and other public cloud services, including in Amazon Web Services, Microsoft Azure, and Google Cloud Platform.

We also provide Content Delivery Network, or CDN, service. This service is effective in speeding the delivery of content of websites with high traffic. The closer the CDN server is to the user geographically, the faster the content will be delivered to the user. We provide CDN service to internet content providers to ensure stable quality when programs are broadcasted. We will expedite CDN construction to enhance digital convergence product competitiveness. In addition, starting from 2020, we launched value-added Web Application Firewall, or WAF, to cater to increasing cybersecurity demands. Besides, our CDN is effectively integrated with IDC. With the combined solution, customers can place the server in IDC as the origin site and CDN distribute the site traffic to the internet with high efficiency and stable quality.

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection fee revenues:
Fixed line	0.7	0.6	0.6	21.8
Mobile	1.3	0.9	0.7	24.1
Interconnection costs:
Fixed line	0.8	0.6	0.5	16.9
Mobile	1.9	1.6	1.3	48.0

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers has been NT$0.4383 per minute during peak times and NT$0.2148 per minute during off-peak times since January 2019. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

Our mobile interconnection revenues and costs decreased from 2018 to 2020 mainly due to (1) the NCC mandating a mobile interconnection rate reduction over a period of four years starting from November 2017 from NT$1.15 per minute to NT$0.571 per minute, and (2) decreasing traffic volume attributable to VoIP substitution.

Currently, for fixed-line-to-mobile calls, the fixed-line network operators have the right to set the rates of telecommunication fees and to be charged to customers, but fixed-line network operators have to pay interconnection fees to mobile network operators in accordance with the interconnection rate prescribed by the NCC. Fixed interconnection costs decreased from 2018 to 2020 mainly due to (1) reduction of mobile interconnection rate for fixed-line-to-mobile calls, and (2) decreasing traffic volume attributable to VoIP substitution.

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

•	Services and Products: We continually develop new VAS and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty.
•	Pricing and Promotions: We design flexible pricing packages that allow customers to select, and design special promotional packages to encourage usage.
•

Distribution Channels: We seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, to expand our sales channels more effectively, we also implement an external sales agent system by collaborating with SENAO, Synnex Technology International Corporation and Tsann Kuen Trans-Nation Group, enabling us to get closer to every customer. In addition, we have set an online store for years to improve our operational efficiency and to reach more young people.

•

Business Customers: We continually update and expand our ICT products such as Big Data analysis, cybersecurity and cloud computing to keep us as a one-stop services provider to our corporate customers and inspiring them to improve their efficiency and competitiveness.

•

Branding: We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as MOD and Hami. We plan to leverage our leading market position and status to strengthen the overall advantage of our product brands.

Sales and Distribution

As of December 31, 2020, we had 17 operations offices for operations, 455 service centers and 15 customer service call centers for sales and customer service. In addition, in 2020, we enhanced user interface and user experience, simplified transaction process on our online store to improve customers’ experience, and we enhanced our service efficiency by increasing digital channel access and transactions.

We also had 245 SENAO exclusive service stores as of December 31, 2020. In January 2007, we acquired 31.33% equity ownership of SENAO, a major distributor of mobile handsets in Taiwan. SENAO has been listed on the TWSE under the number “2450” since May 2001. Our equity ownership in SENAO decreased from 31.33% as of January 15, 2007 to 28.18% as of February 28, 2021. Our investment in SENAO enhanced our mobile handset distribution and sales capabilities. Besides, customers can subscribe to our broadband service, MOD service and other services at SENAO retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and SENAO about our business cooperation.

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
•

Leased line services: Major competitors in this field are four fixed line operators, including TWM Broadband, New Century Infocomm Tech. Co., Ltd., APTG and Taiwan Optical Platform Co., Ltd. The leased line services providers primarily compete on the basis of price and the bandwidth speed of services.

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

•

MOD services: Major competitors in this field include five cable TV MSOs, 27 independent cable TV operators as well as OTT service providers. These service providers compete on the basis of price and multimedia content.

Mobile Communications

There are five mobile operators in Taiwan, including Chunghwa Telecom, Taiwan Mobile, Far EasTone, T-Star and APTG. All of these five operators have 4G and 5G mobile broadband licenses. Each mobile broadband network operator has been providing promotional programs to attract consumers, including unlimited data plans. In recent years, T-Star and APTG provided unlimited data plans with extremely low prices and acquired many subscribers. In 2018, the big three also offered unlimited low-priced data plans to maintain their market share. In 2019, we aimed at bundling attractive handsets in order to increase our service revenues. In 2020, with effective 4G subscriber retention and 5G migration, we were pleased to see net increases in our post-paid mobile subscriber for four consecutive quarters. We believe such factors will contribute to our growth in our mobile business.

In addition to the mobile network operators, the NCC has issued a total of 16 mobile virtual network operators, or MVNO, licenses, which allow operators without a spectrum allocation to provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider.

We compete in the mobile services market primarily on the basis of premium brand, quality of service, network reliability and attractiveness of service packages. See “Network Infrastructure—Mobile Services Network” for a discussion on our advantage of mobile broadband services spectrum.

Internet

Our primary competitors in internet services are other internet service providers, including SeedNet and TWM Broadband. We compete in the internet services market primarily on the basis of technology, speed of transmission, amount of bandwidth available for use, network coverage and VAS. See “—Emerging Services” for a discussion on our ICT services.

International Fixed Communications

Our major competitors are TWM Broadband, New Century Infocomm Tech. Co., Ltd. and APTG, which have provided fixed-line services since June 2001. These operators are primarily focused on ILD services and enterprise customer services, which typically generate a higher revenue than residential customers.

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

We purchase most of our network equipment from well-known international suppliers. As part of the purchase contract, these suppliers deliver and install the equipment for us. We also purchase from local suppliers a variety of components such as transmission lines, switches, telephone sets, MOD set-top boxes and radio transmitters.

Approximately 12,067 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2020.

Transmission Networks

As of December 31, 2020, our transmission networks consisted of approximately 2.7 million fiber kilometers of fiber optic cable for trunking and approximately 10.7 million fiber kilometers of fiber optic cable for local loop.

Due to the emergence of Packet Transport Network, or PTN, technology, a cost-effective method for transmitting data services, we began the deployment of PTN in 2013. Due to the high utilization of our existing Re-configurable Optical Add-Drop Multiplexer, or ROADM, network, we began to introduce Optical Transport Network, or OTN, to meet the demand of 100G wavelength services in 2014. After completing a trial of per-wavelength transmission rates of 200 Gbps, we began to introduce the technology of 200Gbps per wavelength in our OTN network in 2018. We had deployed 620 100Gbps-wavelength and 221 200Gbps-wavelength in the OTN network and 24,180 GbEs in the PTN network by the end of 2020.

As part of our strategic focuses on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high-speed internet access and VPN. As of December 31, 2020, we have constructed 10.3 million FTTx ports. Our FTTx service can offer high-speed broadband internet access rates up to 1 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services to our customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2020, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 14.7 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2020, our Next Generation Network, or NGN core network capacity consisted of 2,330,000 local telephone subscribers, comprising 1,570,000 Session Initiation Protocol-based, or SIP-based, and 760,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We owned high-speed NGN Managed IP backbone network by the end of 2020 with 12 sets of 4Tbps switch routers for the inner core network and more than 34 sets of 4Tbps/1.6Tbps switch routers for the outer core network. The bandwidth of the network is approximately 2,060 Gbps as of the end of 2020. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of both submarine cable and satellite transmission systems, which link our national network directly to 97 telecommunications service providers in 47 international destinations.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had time-division multiplexing, or TDM, international gateway switches and NGN international gateway switch. We had a trunk capacity of 60,000 channels in total as of December 31, 2020.

In 2018, we started to build the Southeast Asia-Japan 2 Submarine Cable, or SJC2, with several Asian telecom companies. The cable will feature up to seven pairs of high capacity optical fiber with a total capacity of 126 Terabits per second. Its high capacity allows it to support high bandwidth intensive requirements such as the IoTs, robotics, analytics and AR or VR applications. As of December 31, 2020, we had invested in 27 submarine cables, 12 of which land in Taiwan. We had increased the capacity of each of our current submarine cables, increasing our total aggregate capacity from 17,256 Gbps in 2019 to 18,718 Gbps in 2020.

Mobile Services Network

Our mobile services network consists of:

•

cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ mobile handsets within the range of a cell;

•

C-RAN (Centralized Radio Access Network), which split base stations into two parts, the RRU (Radio Remote Unit) and the BBU (Base Band Unit). The RRUs stay at the cell site, while the BBUs are aggregated into a centralized office;

•	RNC (radio network controller) for 3G, which connect to, and control, the base station within each cell site;
•	cellular switching service centers for 3G, which control the base station controllers and the processing and routing of telephone calls;
•	GGSN (gateway GPRS support nodes), which connect our GPRS network to the internet;
•	SGSN (serving GPRS support nodes), which connect the GPRS network to the base station controllers;
•	MME (mobility management entity), which connects the base station to our 4G core network that is responsible for control side;
•	S GW (Serving Gateway), which connects the base stations to our 4G core network that is responsible for data side;
•	PDN GW (Packet Data Network Gateway), which connects our 4G core network to the internet; and
•

transmission lines, which link (i) with respect to the 3G/4G network, the mobile switching service centers, MME, S GW, base station controllers, base stations and the public switched telephone network,

and (ii) with respect to the GPRS/4G core network, the base station controllers, the support nodes, PDN GW and the internet.

In May 2014, we launched our 4G mobile broadband services with 10MHz paired spectrum in the 900MHz frequency band and 25MHz paired spectrum in the 1800MHz frequency band. In December 2015, we obtained an additional spectrum for 4G mobile broadband services of 30MHz paired spectrum in the 2500MHz and 2600MHz frequency bands. In June 2017, we implemented four frequency band CA technology into our 1800/2600MHz frequency band base stations that is expected to increase users’ downlink speed over 500 Mbps. In November 2017, we further obtained spectrum for 4G mobile broadband services of 5MHz paired spectrum in the 1800MHz frequency band and 20MHz paired spectrum in the 2100MHz frequency band. After that, we own three consecutive 20MHz spectrum in 1800MHz, 2100MHz and 2600MHz frequency bands, which may provide higher data transmission rates.

In February 2020, we acquired 5G spectrums allocated 90MHz bandwidth in the 3.5GHz frequency band and 600MHz bandwidth in the 28GHz frequency band. To meet the demand from our customers for 5G mobile broadband services, we are now deploying our 5G network and using C-RAN architecture to enhance 5G RAN performance and reduce network maintenance costs.

We have also installed an intelligent network on our existing mobile services network infrastructure, which enables us to provide additional functions, such as prepaid and VPN services as well as a wide range of VAS.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 34 points of presence, approximately 5,476,000 broadband remote access server ports and a backbone bandwidth of approximately 12,232 Gbps as of December 31, 2020. We aim to increase HiNet’s points of presence and backbone bandwidth to approximately 14,332 Gbps by the end of 2021.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had high-speed internet protocol backbone network by the end of 2020 with 20 sets of 46Tbps/30Tbps /28.8Tbps/10.24Tbps/4.48Tbps switch routers for the inner core network and more than 54 sets of 28.8Tbps/10.56Tbps/5.28Tbps/2.64Tbps switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 17 domestic and five overseas point-of-presences and the total capacity is approximately 2,340 Gbps. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 2,212 Gbps as of December 31, 2020. As we expect that internet traffic flows to and from the United States will continue to increase, we have been continuously expanding our bandwidth to the United States. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, Thailand, the United Kingdom, Germany and the Netherlands.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2020, we had 272 frame relay ports, 854 asynchronous transfer mode ports and approximately 117,742 multi-protocol label switching internet protocol VPN virtual ports.

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

Cybersecurity and Personal Information Protection

In order to ensure full security of our critical infrastructure and critical information infrastructure, we referenced Cybersecurity Framework, or CSF, of the National Institute of Standards and Technology in the U.S., as well as domestic and international standards and regulations, including the Administration Regulations of Cyber Security on Telecommunications Business, Cyber Security Management Act, Personal Information Protection Act, General Data Protection Regulation, or GDPR, BS10012, ISO27001, ISO27011, to establish our Cyber Security and Privacy Protection Risk Management Framework.

Our risk management committee tracks and manages risk control issues of cybersecurity and privacy protection on a monthly basis. When a risk is greater than our risk appetite, or where there is a major crisis, the convener of risk management committee will report to our audit committee, and if necessary, report to our board of directors accordingly. In 2020, there were no incidents of material risks arising from cybersecurity or personal information protection.

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

We are now focusing on rental income and will continue seeking development opportunities to increase the value of our land and buildings. We have received approximately NT$735.9 million (US$26.2 million) in rental income from properties in 2020. We are also developing a commercial building in Nangang, Taipei City, and a staff dormitory in Taoyuan City to attract and maintain outstanding human resources.

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

Except as disclosed in our annual report, we believe that we have not been involved in any legal or arbitration proceedings during 2018, 2019 and 2020 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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

Enforceability of Judgments in Taiwan

We are a company limited by shares and incorporated under the ROC Company Act. All of our directors, executive officers and some of the experts named in this annual report are residents of Taiwan and a substantial portion of our assets and the assets of those persons are located in Taiwan. As a result, it may not be possible for investors to effect service of process upon us or those persons outside of Taiwan, or to enforce against them judgments obtained in courts outside of Taiwan. We have been advised by our ROC counsel that in their opinion any final judgment obtained against us in any court other than the courts of the ROC in connection with any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the ROC;
•	the judgment and the court procedure resulting in the judgment are not contrary to the public order or good morals of the ROC;
•	the judgment is a final judgment for which the period of appeal has expired or from which no appeal can be taken;
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

Regulation

Regulatory Authorities

Prior to March 1, 2006, we were under the supervision of the MOTC and the Directorate General of Telecommunications. On March 1, 2006, the NCC was formed in accordance with the National Communications Commission Organization Act, which was intended to transfer regulatory authority over the Taiwan telecommunications industry from the MOTC and the Directorate General of Telecommunications to the NCC.

Under the National Communications Commission Organization Act, the NCC was comprised of seven commissioners, which are full-time positions. The premier of the Executive Yuan shall nominate the commissioners and appoint one of them to serve as chairperson, and one as vice chairperson. The nomination shall be approved and appointed by the Legislative Yuan. The tenure of the commissioners is four years, and the commissioners may be re-appointed to serve a consecutive term. Before July 31, 2020, there were five commissioners, including Yaw-Shyang Chen, who acted as the acting chairperson from May 30, 2019 to July 31, 2020. Starting from August 1, 2020, there are seven commissioners, including the chairperson Yaw-Shyang Chen and the vice chairperson Po-Tsung Wong, both of whom began on August 1, 2020.

Telecommunications Act

The Telecommunications Act and the regulations under the Telecommunications Act establish the framework and govern the various aspects of the Taiwan telecommunications industry, including licensing of telecommunications services, telecommunication numbers, restrictions on dominant telecommunications service providers, tariff control and price cap regulation, accounting separation system, interconnection arrangements, bottleneck facilities, spectrum allocation, provision of universal services, equal access, number portability, local loop unbundling, co-location, ownership limitations, and non-auction pricing system for assignment of radio frequencies.

Under the Telecommunications Act, telecommunications service providers are classified into two categories: Type I service providers and Type II service providers. Type I service providers are more closely regulated than Type II service providers. Until 1996, we had been the sole provider of Type I services in Taiwan. In 1996, the government opened the market for mobile, paging and trunked radio, mobile data and digital low power cordless telephone services. In 1998, the government opened the market for fixed-line and mobile satellite services. As of February 5, 2020, there had been 82 Type I services providers in total.

The regulations governing dominant telecommunications services providers under the Telecommunications Act apply only to Type I service providers. We were declared by the former competent authority MOTC as a dominant Type I service provider for fixed-line services, and no dominant Type I service provider for mobile broadband services was declared. Under the Telecommunications Act, a dominant Type I service provider must not engage in the following activities:

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

In addition, a dominant Type I service provider is subject to special regulations limiting its tariff changes. As a dominant Type I service provider under the Telecommunications Act, we were constrained in our ability to raise prices. Under the Administrative Regulation Governing Tariffs of Type I Telecommunications Enterprises, a dominant Type I service provider must submit its proposed adjustment in primary tariffs and promotional packages including primary tariffs to the NCC for approval at least 14 days prior to the date of the proposed tariff changes and announce such change on media, website and business locations on the day after the NCC grants the approval. The tariff change will come into effect seven days after the announcement. In comparison, all non-dominant Type I service providers are only required to fully disclose and notify the public of their proposed tariff adjustments and promotional packages, through the media, websites, and at all business premises, in an appropriate manner, and to report to the NCC prior to the date of the proposed tariff change, with respect to all tariffs. Type II service providers are free to establish their own tariff schemes but are required to notify the NCC and the public upon adoption and upon any subsequent adjustments.

Telecommunications Management Act

Due to the rapid development of the borderless internet application services and the rapid evolution of network technology, the regulatory framework of the Telecommunications Act and relevant regulations thereunder can no longer meet the need of the telecommunications industry, and may even restrain the digital convergence and innovation of the telecommunications industry. Therefore, the Telecommunications Management Act, or the TMA, and relevant regulations thereunder were enacted, which adopt an “administration by activity” model, to dissolve the regulatory framework of the Telecommunications Act and relevant regulations thereunder, which adopts an “administration by business” model and the concession approval system.

The TMA was passed by the Legislative Yuan on May 31, 2019 and promulgated by the President on June 26, 2019. The Executive Yuan issued an ordinance on June 29, 2020 to set the effective date of the TMA (excluding certain articles regarding frequency allocation) on July 1, 2020, and issued an ordinance on October 22, 2020 to set the effective date of the remaining articles of the TMA regarding frequency allocation on November 1, 2020. According to the TMA, within three years upon the enforcement thereof, the existing telecommunications enterprises shall register themselves with the NCC for the transition into being governed by the TMA. We filed an application for the aforementioned transition registration on July 31, 2020, and the application was approved by the NCC on September 30, 2020. With respect to Type I telecommunications enterprises that have been designed as dominant market players according to the Telecommunications Act before the enforcement of the TMA and related implementation measures, from the period between the TMA taking effect and the competent authority determining their significant position in the specific market and hence adopting special control measures therefor based on the TMA, the competent authority still supervises them in accordance with the Telecommunications Act and implementation measures thereof.

The impact caused by the enforcement of the TMA on us and the telecommunications industry include: (i) reducing the entry barrier to the telecommunications markets by changing the original concession/approval system to the registration system, which spurs the competition of the market; (ii) loosening unnecessary restrictions. General enterprises shall have only ordinary obligations to the minimum necessary extent, provided that certain enterprises with significance in the specific telecommunications service markets will be subject to more stringent control measures. Since we may be regarded as the enterprise with significance in the specific telecommunications service markets, we will be required to bear more stringent obligations; (iii) restricting the right of telecommunications enterprises to use private lands and buildings. Only where the telecommunications infrastructure of a public switched telecommunications network cannot be established without passing through private lands or buildings or can be established with an enormous amount of money, the establishment may be made by passing through private lands or buildings on the premise of selecting the least harmful location and manner; (iv) opening up domestic roaming, frequency transferring, frequency leasing, frequency lending or frequency sharing mechanisms, which allows the telecommunication enterprises to use spectrums and conduct network constructions more flexibly and changes the competition status of the telecommunications market. The main provisions of the Telecommunications Management Act are summarized as follows:

Reducing the entry barrier to the telecommunications market:

The Telecommunications Management Act reduces the entry barrier to the telecommunications market by changing the concession approval system to the registration system. According to the Telecommunications Management Act, telecommunications service providers with any of the following activities shall register as a telecommunications enterprise with the competent authority:

(1)	negotiating interconnection with other telecommunications enterprises or apply for a ruling therewith;
(2)	applying for the assignment of a radio frequency, except the radio frequency with any of the following purposes:
•	for emergency subsidy, experimental research and development, dedicated telecommunications network, public use or other public welfare related uses;
•	for the use of terrestrial radio business or terrestrial television business;
•	for the use of wireless local loop, satellite link or microwave link in a different time or different locations;
•	for the use of testing a station established under telecommunications networks;
•	military radio frequencies.
(3)	applying for the assignment of identification code or signal point code for establishing a Public Switched Telecommunications Network, or PSTN;
(4)	applying for the assignment of subscriber numbers.

However, if any telecommunications service provider fails to make the aforementioned registration, the only consequence is that it will not be granted the rights provided under the Telecommunications Management Act.

Specifying the obligations of telecommunications enterprises:

The TMA categorizes the obligations of telecommunications enterprises into three levels: general obligations, special obligations and designated obligations:

(1)	General Obligations:

The obligations borne by all the telecommunications enterprises that have filed the registration with the NCC include:

•	disclosing the information regarding service conditions, telecommunications network’s quality and data transmission management methods/conditions, in an obvious, public and reachable method;
•	separating the accounting items of telecommunications service and non-telecommunications service;
•	adopting appropriate and necessary measures to protect the confidentiality of communications;
•	providing consumer complaint handling channels;
•	preserving communications and accounting records within a specific period of time;
•	notifying the NCC when service is suspended;
•

sharing the expenses incurred by the telecommunications universal service, if the annual revenue of the telecommunications enterprise generated from telecommunications services reaches a certain amount.

(2)	Special Obligations:

The obligations borne by the telecommunications enterprises that are granted specific resources or determined by the NCC include:

•

the telecommunications enterprises that use subscriber numbers allocated by the competent authority to provide voice services shall provide free emergency communications services, number portability services and equal access services;

•

the telecommunications enterprises that have established a PSTN using telecommunications resources or other telecommunications enterprises announced by the NCC shall draw up an info-communications security maintenance plan;

•

the telecommunications enterprises of which the types of services are special or the ones that receive consumer complaints frequently, as designated by the NCC, shall set forth standard service contracts, conduct regular self-evaluation for the quality of telecommunications services, and co-establish complaint handling channels for telecommunications consumers.

(3)	Designated Obligations:

In order to fulfill the need of policy or the competent laws and regulations, relevant competent authorities may designate the telecommunications enterprises which meet certain conditions to take relevant necessary measures, including disaster prevention and assistance, communication security and surveillance, protection of the rights and interests of the people with disabilities and the telecommunications universal services.

To meet the need of the rapid-changing market and ensure effective competition in the telecommunications service market, the enterprises under control are changed from dominant market players to the enterprises with significance in the specific telecommunications service market, which are subject to different levels of corrective actions according to the Telecommunications Management Act.

The NCC is entitled to adopt control measures for those with market significance in the specific telecommunications service market if necessary, including:

•

the NCC may order enterprises with significance in the specific telecommunications service market to disclose necessary information, conditions, procedures and expenses in terms of interconnection, network access components or use of telecommunications infrastructure;

•

the NCC may prohibit enterprises with significance in the specific telecommunications service market from making discrimination, setting the service fee that may cause a cross-subsidy, price squeeze or any other abuse of power and hence impede fair competition (including doing so for the subsidiaries, affiliates or partners thereof );

•	the NCC may request enterprises with significance in the specific telecommunications service market to provide interconnection, network access components or relevant telecommunications infrastructure;
•

the NCC may order enterprises with significance in the specific telecommunications service market to draw up and publish a template agreement related to the provision of interconnection or network access.

We may be regarded as the enterprise with significance in the specific telecommunications service market. If so, the aforementioned control measures may be levied on us.

The opportunity of accessing to and using information may be different due to gender, race, class, geographic area of residence or other factors, which is called “digital divide”.

The Telecommunications Management Act tries to resolve the problem caused by digital divide from the following aspects by opening the market, introducing competition and new technology and continuing the promotion of telecommunications universal service:

•	narrowing the urban-rural gap;
•	ensuring the right of access and use of the minority and disadvantaged groups;
•	facilitating the establishment of updated telecommunications infrastructures.

The Telecommunications Management Act removes the restriction on telecommunications network construction imposed by the Telecommunications Act and allows enterprises to establish the telecommunications networks that meet their business needs and develop new technology and equipment.

To ensure the security of network and information, in addition to the PSTN where telecommunications resources including frequency and telecommunications number is used, the telecommunications network where no telecommunications resource is used while telecommunications services are actually provided based on the network-to-network characteristic of the internet, such as iTaiwan, is also regarded as the PSTN, and are both subject to a unified cyber security standard. Besides, there are some protection obligations relating to the establishment of PSTN and the provision of telecommunications services specified in the Telecommunications Management Act, including using the telecommunications equipment that complies with national security concerns and cyber security standards, establishing the equipment for the performance of communication surveillance, adopting cyber security protection plan and ensuring the security of critical telecommunications infrastructure, to ensure and maintain national security, cyber security and public security.

The Telecommunications Management Act changes the method of frequency allocation specified in the Telecommunications Act, allowing the competent authority to allocate frequency by auction, open tender or other appropriate methods according to the characteristic and purpose of use of the frequency.

As a result, the efficiency of the use of frequency can be improved, the development of radio technology can be ensured, and the development of the new technology and services of communications can be encouraged.

Fair Trade Act

The requirements and restrictions under the Telecommunication Act regarding price control, IP peering, equal access and accounting separation regulates certain competitive activities among telecommunication industries and aims to reduce the occurrence of anti-competition activities.

Besides, according to the TMA, to ensure effective competition in the telecommunications service market, the competent authority is entitled to adopt control measures for those with market significance in the specific telecommunications service market if necessary, including ordering those enterprises to disclose necessary information, conditions, procedures and expenses in terms of interconnection, network access components or use of telecommunications infrastructure; prohibiting those enterprises from making discrimination, setting the service fee that may cause a cross-subsidy, price squeeze or any other abuse of power and hence impede fair competition (including doing so for the subsidiaries, affiliates or partners thereof ); requesting those enterprises to provide interconnection, network access components or relevant telecommunications infrastructure; ordering those enterprises to draw up and publish a template agreement related to the provision of interconnection or network access.

By comparison to the Telecommunications Act and the TMA, the Fair Trade Act, or the FTA, plays a more comprehensive role in regulating all matters relating to competition between enterprises. The Fair Trade Act seeks to deter and prevent anti-competitive conduct by granting the Fair Trade Commission’s powers to investigate and to impose penalties.

The FTA is administered and enforced by the Fair Trade Commission, or the FTC, which has independent administration rights granted to it under the Fair Trade Act and is empowered to impose disciplinary actions for fair trade matters. The Fair Trade Commission may initiate an investigation either on its own account in accordance with its discretion granted by the Fair Trade Act or upon receipt of a complaint.

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

If the FTC finds an enterprise liable for violation of regulations governing monopoly, the FTC could impose a monetary fine of not more than NT$100,000,000 each time. If the FTC finds such violation serious, it may further impose a monetary fine exceeding the NT$100,000,000 but up to 10% of the total sales of the enterprise in the preceding fiscal year. The responsible person of such enterprise may be sentenced to imprisonment of not more than three years.

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

Personal Information Protection Act

Under the Personal Information Protection Act, or PIPA, every individual or governmental or non-governmental agencies, including us, should be subject to certain requirements and restrictions for collecting, processing or using personal data. The definition of “personal data” is extended to cover a broad scope, including the name, date of birth, ID number, special features, fingerprints, marital status, family, education, occupation, medical records, medical history, genetic information, sex life, health examination report, criminal records, contact information, financial status, social activities, and any other data which is sufficient to directly or indirectly identify a specific person. If we fail to comply with the PIPA, we may be subject to serious punishment for civil claims, criminal offenses and administrative liabilities: the ceiling of the aggregate compensation amount for damages payable in a single case will be up to NT$200 million or the actual value of loss arising from our violation provided the amount of actual value of such loss is higher than NT$200 million; the defendant may be subject to an imprisonment of up to five years; and the penalty for administrative liabilities will be up to NT$500,000 for each violation, and may be imposed consecutively if such violation continues.

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2021. Please refer to Exhibit 8.1 for the subsidiaries’ jurisdiction of incorporation.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2020 have been translated into U.S. dollar amounts using US$1.00=NT$28.08, set forth in the statistical release of the Federal Reserve Board on December 31, 2020. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

Changes in our revenue composition and sources of revenue growth

Our domestic fixed communications business revenues are derived primarily from the provision of local, domestic long distance, broadband access, leased line service, MOD, and other domestic services, including ICT, cloud services, corporate solution services, billing handling services and the leasing of real estate properties. In addition, we also derive fixed-line revenues from providing interconnection services to other carriers. Our revenues from mobile communications business are principally derived from the provision of mobile services, sales of mobile handsets, tablets and wearable devices and other mobile services. Our revenues from internet business are generated principally from HiNet internet service, data communication services, internet VAS, IDC and other internet services, including ICT and cloud services. Our revenues from international fixed communications business are derived primarily from ILD, international leased line, international data services, satellite services and other international services. Our other revenues are principally derived from non-telecom services.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2018	2019	2020
Revenues:
Domestic fixed communications business	31.0%	31.7%	33.4%
Mobile communications business	46.9	46.0	43.5
Internet business	13.8	14.5	15.5
International fixed communications business	6.2	5.5	4.2
Others	2.1	2.3	3.4
Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last three years. We derive domestic fixed communications revenue from the provision of FTTx and ADSL access services that provides customers with data access lines. Revenue from domestic fixed communication increased as a percentage of our total revenue in 2019, mainly attributable to the increase in ICT revenues, which was partially offset by the decline of domestic long distance and local call service revenue, and the decrease in fixed broadband access revenues. Revenues from domestic fixed communication further increased as a percentage of our total revenue in 2020, mainly attributable to the increase in ICT and broadband access revenues, which was partially offset by the decline of local and domestic long-distance revenues. We believe that domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business were a major contributor to our revenues over the last three years. In 2019, the percentage of total revenues derived from mobile communications business decreased mainly attributable to the decline in service revenue, due to market competition and free VoIP applications. In 2020, the percentage of total revenues derived from mobile communications business further decreased mainly attributable to the decline in handset sales and roaming revenue resulting from travel restrictions in response to the COVID-19 pandemic. We believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business was another important source of revenues over the last three years. We derived internet business revenues from the provision of data communication services, application VAS and services provided to the government. In 2019, the percentage increased mainly due to the revenues from services such as HiLink, ITS, smart home and Big Data services, and attributable to the decrease in revenues generated from other segments. In 2020, the percentage of revenues from internet services within total revenues further increased mainly due to the revenues from IDC, cloud services, IoT, cybersecurity services, HiNet and HiLink.

We derived our international fixed communications revenues mainly from ILD telephone services and international ICT services. In 2019, the percentage decreased mainly due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic. In 2020, the percentage of total revenues derived from international fixed communications business further decreased mainly attributable to our aforementioned strategy.

Our other revenues increased from 2018 to 2020, and the increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

On March 8, 2017, the NCC announced a plan for tariff reductions effective from April 1, 2017 to March 31, 2020. The reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ∆CPI-5.1749%, and to the monthly fees for fixed-line broadband access services (excluding FTTH, FTTB, ADSL, and the services with downlink and uplink speeds both over 100 Mbps), which was subject to a reduction by ∆CPI-3.19%. The ∆CPI for 2018 that was used for the tariff reduction starting from April 1, 2019 was 1.35%. On March 5, 2020, the NCC announced a new round for tariff reductions effective from April 1, 2020 to March 31, 2024. The new round of reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ∆CPI-7.48%, and to the monthly fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over), which was subject to a reduction by ∆CPI-2.15%. The ∆CPI for 2019 that was used for the tariff reduction starting from April 1, 2020 was 0.56%. The ∆CPI for 2020 that was used for the tariff reduction starting from April 1, 2021 was -0.23%. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

In addition, on August 23, 2017, the NCC determined that, starting from November 2017, our tariff in the mobile interconnection fees should be reduced from NT$1.15 per minute to NT$0.571 per minute in four years.

On December 14, 2020, the NCC determined that starting from January 1, 2021 to June 30, 2023, our tariff in the mobile interconnection fees will decrease year by year from NT$ 0.525 per minute in 2021 to NT$ 0.482 per minute in 2022, and then to NT$ 0.443 per minute in 2023 until June 30, 2023.

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

Besides the mandatory tariff reduction mentioned above, we, from time to time, voluntarily implemented tariff adjustments in our broadband and mobile businesses in the past few years to consolidate our market share.

Capital expenditures as a result of technological improvements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. Our priority is to construct fiber networks in new buildings and areas with demand for 500 Mbps and 1 Gbps per household for 300 Mbps and above per household, and 10 Gbps for enterprises in the near future. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2018, 2019 and 2020, personnel expenses represented 27.3%, 27.7% and 27.0% of our total operating costs and expenses, respectively, and pension costs represented 2.1%, 2.1% and 1.6% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2018		2019		2020
	(in billions of NT$, except percentages)
Personnel expenses:
Salaries	26.2	15.2%	25.5	15.3%	26.7	16.0%
Insurance	2.7	1.6	2.7	1.6	2.7	1.6
Pension	3.6	2.1	3.5	2.1	2.7	1.6
Other(1)	14.5	8.4	14.5	8.7	12.9	7.8
Total personnel expenses	47.0	27.3%	46.2	27.7%	45.0	27.0%
Total operating costs and expenses	172.0	100.0%	166.7	100.0%	166.8	100.0%

(1)	Includes employees’ compensation.

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

After-tax earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year were assessed with a 10% unappropriated earnings tax. According to the amendment to the Income Tax Law, the rate of the ROC unappropriated earnings tax was adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018 and the allowed tax credit (against our earnings generated since January 1, 2018) was canceled. Such amendment has been applied to our annual tax filings made starting January 1, 2019. See “Item 10. Additional Information—E. Taxation—ROC Taxation—Dividends.” Under IFRSs, the 5% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. As a result, our effective tax rates were 19.0% in 2019 and 2020, respectively.

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

Revenue Recognition

We identify the performance obligations in the contract with the customers, allocate transaction price to each performance obligation and recognize revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when we deliver products and the customer accepts and controls the product. Except for consumer electronic products such as mobile devices sold in channel stores usually in the form of cash, we recognize revenues and corresponding trade notes and accounts receivable for sale of other electronic devices.

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

Where we enter into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative standalone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications services are provided.

For project business contracts, if a substantial part of our promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since we provide a significant integration service. We recognize revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers. For some project contracts, we do not create an asset with an alternative use to us and have an enforceable right to payment for performance completed to date; therefore, performance obligations are satisfied and revenues are recognized over time.

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

The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators. When there are pieces of evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonably estimated, we write off the trade notes and accounts receivable. For accounts receivable that have been written off, we continue to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

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

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as they are incurred.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the acquirer’s previously held equity interests in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Noncontrolling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

When a business combination is achieved in stages, our previously held equity interest in an acquiree is remeasured to fair value at the acquisition date and the resulting gain or loss is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required had those interests been directly disposed of by ourselves.

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

Impairment of long-lived assets, right-of-use assets, intangible assets and incremental costs of obtaining contracts

We assess the impairment of long-lived assets, right-of-use assets and intangible assets whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. Indications we consider important which could trigger an impairment review include, but are not limited to, the following:

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

When an indication of impairment is identified for long-lived assets, right-of-use assets and intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

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

In 2018, 2019 and 2020, we determined that some of our investment properties’ recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount and recognized reversals of impairment loss of NT$19 million, NT$57 million and NT$27 million (US$1.0 million), respectively.

In 2019 and 2020, our subsidiary, SENAO, evaluated that the goodwill that arose in the acquisition of Youth and its subsidiaries and concluded the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss of NT$9 million and NT$9 million (US$0.3 million), respectively. There was no impairment loss recognized in 2018.

In 2018, our subsidiary, SENAO, evaluated and determined that the recoverable amount of certain licensed contract was nil and recognized the impairment loss of NT$51 million.

In 2018 and 2020, there was no indication that property, plant and equipment was impaired, so we did not recognize any impairment loss. In 2019, our subsidiaries, CHPT and CHSI, evaluated that certain miscellaneous equipment, construction in progress and equipment to be accepted will not be used in the future and there was no active market for sale; therefore, we determined that the recoverable amount of such assets was nil and recognized impairment losses of NT$93 million.

In 2019, we evaluated that certain other assets will not be used in the future and there was no active market for sale; therefore, we determined that the recoverable amount of such assets was nil and recognized impairment losses of NT$44 million.

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

2018

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

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, we remeasure the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. We account for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the consolidated balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$
		(in billions)
Revenues:
Domestic Fixed Communications	66.8	65.7	69.5	2.5
Mobile communications	100.9	95.5	90.2	3.2
Internet	29.8	30.1	32.1	1.1
International fixed communications	13.4	11.5	8.7	0.3
Others	4.6	4.7	7.1	0.3
Total revenues	215.5	207.5	207.6	7.4
Operating costs	139.6	135.9	137.0	4.9
Operating expenses:
Marketing	23.2	22.2	20.9	0.7
General and administrative	4.6	4.8	5.0	0.2
Research and development	3.7	3.9	3.9	0.1
Expected credit loss	0.9	(0.1)	—	—
Total operating expenses	32.4	30.8	29.8	1.0
Other income and expenses	0.1	(0.1)	1.6	—
Income from operations	43.6	40.7	42.4	1.5
Non-operating income and expenses	1.4	1.2	0.4	—
Income before income tax	45.0	41.9	42.8	1.5
Income tax expense	6.4	8.0	8.1	0.3
Consolidated net income	38.6	33.9	34.7	1.2
Attributable to:
Stockholders of the parent	37.6	32.9	33.4	1.2
Noncontrolling interests	1.0	1.0	1.3	-

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2018	2019	2020
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	31.0%	31.7%	33.4%
Mobile communications	46.9	46.0	43.5
Internet	13.8	14.5	15.5
International fixed communications	6.2	5.5	4.2
Others	2.1	2.3	3.4
Total revenues	100.0%	100.0%	100.0%
Operating costs	64.8%	65.5%	66.0%
Operating expenses:
Marketing	10.8	10.7	10.1
General and administrative	2.1	2.3	2.4
Research and development	1.7	1.9	1.9
Expected credit loss	0.4	(0.1)	-
Total operating expenses	15.0	14.8	14.4
Other income and expenses	0.1	(0.1)	0.8
Income from operations	20.3	19.6	20.4
Non-operating income and expenses	0.6	0.6	0.2
Income before income tax	20.9	20.2	20.6
Income tax expense	3.0	3.9	3.9
Consolidated net income	17.9%	16.3%	16.7%
Attributable to:
Stockholders of the parent	17.4%	15.9%	16.1%
Noncontrolling interests	0.5%	0.4%	0.6%

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2020 compared with the year ended December 31, 2019

Revenues

Our revenues remain stable at NT$207.6 billion (US$7.4 billion) in 2020 as compared to NT$207.5 billion in 2019, primarily due to increases in revenues generated from domestic fixed communications and internet services, partially offset by decreases in mobile communications, and international fixed communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.7% and 33.4% of our revenues in 2019 and 2020, respectively. Our domestic fixed communications revenues increased by 5.7% from NT$65.7 billion in 2019 to NT$69.5 billion (US$2.5 billion) in 2020, primarily due to growth in ICT, broadband access revenues and MOD revenues, which were partially offset by the decrease in local and domestic long distance telephone services.

Local telephone services: Our local telephone revenues decreased from NT$25.7 billion in 2019 to NT$24.5 billion (US$0.9 billion) in 2020 with a 9.8% decline in traffic volume from 6.2 billion minutes in 2019 to 5.6 billion minutes in 2020. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to internet telephone services and VoIP applications. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services: Our domestic long distance telephone revenues decreased by 8.2% from NT$2.2 billion in 2019 to NT$2.0 billion (US$0.1 billion) in 2020. This decrease was mainly due to the increased use of VoIP applications.

Broadband access: Revenues generated from broadband access slightly increased from NT$18.0 billion in 2019 to NT$18.1 billion (US$0.6 billion) in 2020, mainly due to the increasing number of our customers adopting our higher-priced data plans.

Domestic leased line: We keep migrating domestic leased line customers to higher speed broadband services. Revenues generated from domestic leased line services increased from NT$4.1 billion in 2019 to NT$4.3 billion (US$0.2 billion) in 2020.

MOD: Revenues generated from our MOD services increased by 0.9% from NT$3.6 billion in 2019 to NT$3.64 billion (US$0.1 billion) in 2020. This increase was due to the upsell in our tiered-pricing channel packages and digital convergence packages.

Domestic ICT and other services: Other revenues increased by 40.4% from NT$12.1 billion in 2019 to NT$17.0 billion (US$0.6 billion) in 2020. This was mainly due to revenue recognition of large government ICT projects.

Mobile communications

Revenues from our mobile communications business accounted for 46.0% and 43.5% of our revenues in 2019 and 2020, respectively. Revenues from our mobile communications business decreased by 5.5% from NT$95.5 billion in 2019 to NT$90.2 billion (US$3.2 billion) in 2020. This decrease was due to the decline in mobile service revenues and sales of mobile handsets, tablets and wearable devices.

Mobile services. Revenues from our mobile services accounted for 28.3% and 27.3% of our revenues in 2019 and 2020, respectively. Revenues from our mobile services decreased by 3.4% from NT$58.7 billion in 2019 to NT$56.7 billion (US$2.0 billion) in 2020 due to market competition and decrease in roaming revenue resulting from travel restrictions in response to the COVID-19 pandemic.

Sales of mobile handsets, tablets and wearable devices. Revenues from our sales of mobile handsets, tablets and wearable devices accounted for 17.1% and 15.5% of our revenues in 2019 and 2020, respectively. Revenues from our sales of mobile handsets, tablets and wearable devices decreased by 9.7% from NT$35.5 billion in 2019 to NT$32.1 billion (US$1.1 billion) in 2020, mainly due to the COVID-19 pandemic, the delay in release of the new iPhone, and the extension of the mobile phone replacement cycle.

Internet

Revenues from internet business accounted for 14.5% and 15.5% of our revenues in 2019 and 2020, respectively. Revenues from our internet services increased by 6.7% from NT$30.1 billion in 2019 to NT$32.1 billion (US$1.1 billion) in 2020 mainly due to the increase in revenues generated from services such as IDC, Cloud, IoT, cybersecurity, HiNet and HiLink.

International fixed communications

International fixed communications revenues accounted for 5.5% and 4.2% of our revenues in 2019 and 2020, respectively. Our international fixed communications revenues decreased by 24.3% from NT$11.5 billion in 2019 to NT$8.7 billion (US$0.3 billion) in 2020. This decrease was mainly due to the decrease in revenues generated from ILD telephone service.

ILD telephone services. Our ILD telephone revenues decreased by 66.5% from NT$4.6 billion in 2019 to NT$1.5 billion (US$0.1 billion) in 2020 due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic.

International leased line and international data services. Our international leased line and international data revenues decreased by 5.7% from NT$4.5 billion in 2019 to NT$4.2 billion (US$0.2 billion) in 2020. The decrease was mainly due to indefeasible rights of use, or IRU, and affected by the COVID-19 pandemic.

International ICT and other services. Our international ICT and other revenues increased by 27.1% from NT$1.8 billion in 2019 to NT$2.2 billion (US$0.1 billion) in 2020. The increase was mainly generated from our subsidiary Chunghwa Telecom Singapore Pte., Ltd.

Others

Other revenues accounted for 2.3% and 3.4% of our revenues in 2019 and 2020, respectively. Our other revenues increased from NT$4.7 billion in 2019 to NT$7.1 billion (US$0.3 billion) in 2020. The increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company and the increase of ownership interests in International Integrated Systems, Inc. (“IISI”) in the second half of 2020.

Operating Costs

Our operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs increased by 0.8% from NT$135.9 billion in 2019 to NT$137.0 billion (US$4.9 billion) in 2020. This increase was primarily due to the completion of some major ICT projects in 2020, which was partially offset by a decrease of NT$4.3 billion (US$0.2 billion) in interconnection costs.

Operating Expenses

Our operating expenses decreased by 3.2% from NT$30.8 billion in 2019 to NT$29.8 billion (US$1.0 billion) in 2020.

Marketing

Our marketing expenses decreased by 5.9% from NT$22.2 billion in 2019 to NT$20.9 billion (US$0.7 billion) in 2020. This decrease was primarily due to a decrease in personnel expenses and promotion expenses.

General and administrative

Our general and administrative expenses increased by 5.2% from NT$4.8 billion in 2019 to NT$5.0 billion (US$0.2 billion) in 2020. This increase was primarily due to an increase in personnel expenses.

Research and development

Our research and development expenses remained stable at NT$3.9 billion (US$0.1 billion) in 2019 and 2020.

Expected credit loss

We reversed credit loss of NT$0.1 billion in 2019 and recognized expected credit loss of NT$45.0 million (US$2.0 million) in 2020, respectively.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2020
Operating costs and expenses	64.6	82.9	23.0	9.8	15.2	(28.7)	166.8
Depreciation and amortization	14.2	17.8	2.7	1.4	1.0	—	37.1
For the year ended December 31, 2019
Operating costs and expenses	62.3	85.8	21.5	12.8	12.9	(28.6)	166.7
Depreciation and amortization	14.8	16.3	2.9	1.5	0.8	—	36.3

Domestic fixed communications

Our domestic fixed communications costs and expenses increased by 3.6% from NT$62.3 billion in 2019 to NT$64.6 billion (US$2.3 billion) in 2020, primarily due to an increase of NT$5.0 billion (US$0.2 billion) in ICT project costs, a decrease of NT$1.8 billion (US$0.1 billion) in personnel expenses and a decrease of NT$0.6 billion (US$21.0 million) in depreciation, amortization and rental expenses.

Mobile communications

Our mobile communications operating costs and expenses decreased by 3.3% from NT$85.8 billion in 2019 to NT$82.9 billion (US$3.0 billion) in 2020. This decrease was primarily due to a decrease of NT$2.9 billion (US$0.1 billion) in costs of goods sold, a decrease of NT$0.5 billion (US$18.9 million) in interconnection costs and an increase of NT1.2 billion (US$42 million) in amortization expenses of 5G concession.

Internet

Our internet operating costs and expenses increased by 6.7% from NT$21.5 billion in 2019 to NT$23.0 billion (US$0.8 billion) in 2020. This increase was primarily due to an increase of NT$0.9 billion (US$33.5 million) in ICT project costs and an increase of NT$0.4 billion (US$15.7 million) in maintenance and rental expenses

International fixed communications

Our international fixed communications costs and expenses decreased by 23.6% from NT$12.8 billion in 2019 to NT$9.8 billion (US$0.3 billion) in 2020. The decrease was primarily due to a decrease of NT$3.0 billion (US$0.1 billion) in international settlement costs.

Others

The costs and expenses from our other business increased by 18.6% from NT$12.9 billion in 2019 to NT$15.2 billion (US$0.5 billion) in 2020. The increase was primarily due to an increase of NT$1.3 billion (US$46.3 million) from our new subsidiary International Integrated Systems, Inc. since July 1, 2020 and an increase of NT$0.9 billion (US$ 30.3 million) from our other subsidiaries.

Other Income and Expenses

We recorded net other expenses of NT$0.1 billion in 2019 and net other income of NT$1.6 billion (US$57.0 million) in 2020, respectively. The differences between 2019 and 2020 were primarily due to the gains resulting from asset revitalization in 2020.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 4.2% from NT$40.7 billion in 2019 to NT$42.4 billion (US$1.5 billion) in 2020. Our operating margin increased from 19.6% in 2019 to 20.4% in 2020.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2020
Revenues from external customers	69.5	90.2	32.1	8.7	7.1	—	207.6
Intersegment service revenues	15.9	1.5	4.0	1.9	5.4	(28.7)	—
	85.4	91.7	36.1	10.6	12.5	(28.7)	207.6
Segment income before income tax	22.5	8.8	13.1	0.8	(2.4)	—	42.8
For the year ended December 31, 2019
Revenues from external customers	65.7	95.5	30.1	11.5	4.7	—	207.5
Intersegment service revenues	16.1	1.6	4.0	2.1	4.8	(28.6)	-
	81.8	97.1	34.1	13.6	9.5	(28.6)	207.5
Segment income before income tax	19.5	11.3	12.5	0.8	(2.2)	—	41.9

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 15.2% from NT$19.5 billion in 2019 to NT$22.5 billion (US$0.8 billion) in 2020; segment income before tax for our mobile communications business decreased by 22.0% from NT$11.3 billion in 2019 to NT$8.8 billion (US$0.3 billion) in 2020; segment income before tax for our internet business increased by 4.8% from NT$12.5 billion in 2019 to NT$13.1 billion (US$0.5 billion) in 2020; segment income before tax for our international fixed communications business remained stable at NT$0.8 billion (US$30.0 million) in 2019 and 2020; and segment loss for our other business segments increased by 7.6% from NT$2.2 billion in 2019 to NT$2.4 billion (US$0.1 billion) in 2020.

Non-operating Income and Expenses

Our non-operating income decreased from NT$1.2 billion in 2019 to NT$0.4 billion (US$17.0 million) in 2020. The decrease was primarily due to a decrease in the share of profits of associates accounted for using equity method, a decrease in interest income and an increase in interest expense.

Income Tax

Our income tax was NT$8.0 billion and NT$8.1 billion (US$0.3 billion) in 2019 and 2020, respectively. Our effective tax rate remained stable at 19.0% in 2019 and 2020.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$32.9 billion and NT$33.4 billion (US$1.2 billion) in 2019 and 2020, respectively. Our net margin increased from 15.9% in 2019 to 16.1% in 2020.

The year ended December 31, 2019 compared with the year ended December 31, 2018

Revenues

Our revenues decreased by 3.7% from NT$215.5 billion in 2018 to NT$207.5 billion in 2019, primarily due to the decrease in revenues generated from mobile communications, international fixed communications and domestic fixed communications.

Domestic fixed communications

Domestic fixed communications revenues accounted for 31.0% and 31.7% of our revenues in 2018 and 2019, respectively. Our domestic fixed communications revenues decreased by 1.5% from NT$66.8 billion in 2018 to NT$65.7 billion in 2019 primarily due to a decrease in local and domestic long distance telephone and in broadband access revenues, which were partially offset by growth in ICT and MOD revenues.

Local telephone services: Our local telephone revenues decreased from NT$27.6 billion in 2018 to NT$25.7 billion in 2019 with a 14.5% decline in traffic volume from 7.2 billion minutes in 2018 to 6.2 billion minutes in 2019. The decline in traffic volume was primarily due to the traffic migration from fixed-line services to internet telephone services and VoIP applications. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services: Our domestic long distance telephone revenues decreased by 9.5% from NT$2.4 billion in 2018 to NT$2.2 billion in 2019. This decrease was mainly due to the increased use of VoIP applications.

Broadband access: Revenues generated from broadband access slightly decreased from NT$18.3 billion in 2018 to NT$18.0 billion in 2019, mainly due to the increased market competition and the mandatory tariff reduction.

Domestic leased line: Our tariffs for overall leased line services continued to decrease due to the competition from other fixed-line operators, as well as the continued migration of domestic leased line customers to high-speed broadband services. Revenues generated from domestic leased line services slightly decreased from NT$4.2 billion in 2018 to NT$4.1 billion in 2019.

MOD: Revenues generated from our MOD services increased by 10.6% from NT$3.3 billion in 2018 to NT$3.6 billion in 2019. This increase was due to the increase in the number of IPTV and SVoD subscribers.

Domestic ICT and other services: Other revenues increased by 9.4% from NT$11.0 billion in 2018 to NT$12.1 billion in 2019. This was mainly due to the increased revenue from ICT projects.

Mobile communications

Revenues from our mobile communications business accounted for 46.9% and 46.0% of our revenues in 2018 and 2019, respectively. Revenues from our mobile communications business decreased by 5.4% from NT$100.9 billion in 2018 to NT$95.5 billion in 2019. This decrease was due to the decline in mobile service revenues and in sales of mobile handsets, tablets and wearable devices.

Mobile services: Revenues from our mobile services accounted for 29.7% and 28.3% of our revenues in 2018 and 2019, respectively. Revenues from our mobile services decreased by 8.1% from NT$63.9 billion in 2018 to NT$58.7 billion in 2019 due to market competition.

Sales of mobile handsets, tablets and wearable devices: Revenues from our sales of mobile handsets, tablets and wearable devices accounted for 16.6% and 17.1% of our revenues in 2018 and 2019, respectively. Revenues from our sales of mobile handsets, tablets and wearable devices decreased by 0.4% from NT$35.7 billion in 2018 to NT$35.5 billion in 2019 mainly due to the decrease in the number of handset sales derived from fewer handset-bundled subscriptions.

Internet

Revenues from internet business accounted for 13.8% and 14.5% of our revenues in 2018 and 2019, respectively. Revenues from our internet services increased by 0.9% from NT$29.8 billion in 2018 to NT$30.1 billion in 2019 mainly due to the increase in revenues generated from services such as HiLink, ITS, smart home and Big Data services.

International fixed communications

International fixed communications revenues accounted for 6.2% and 5.5% of our revenues in 2018 and 2019, respectively. Our international fixed communications revenues decreased by 14.5% from NT$13.4 billion in 2018 to NT$11.5 billion in 2019. This decrease was mainly due to the decrease in revenues generated from ILD telephone service.

ILD telephone services: Our ILD telephone revenues decreased by 30.1% from NT$6.6 billion in 2018 to NT$4.6 billion in 2019 due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic.

International leased line and international data services: Our international leased line and international data revenues increased by 2.6% from NT$4.4 billion in 2018 to NT$4.5 billion in 2019. The increase was mainly due to growing demand from OTT providers.

International ICT and other services: Our international ICT and other revenues decreased by 6.2% from NT$1.9 billion in 2018 to NT$1.8 billion in 2019. The decrease was mainly generated from our subsidiary Chunghwa Telecom Singapore Pte., Ltd.

Others

Other revenues accounted for 2.1% and 2.3% of our revenues in 2018 and 2019, respectively. Our other revenues increased from NT$4.6 billion in 2018 to NT$4.7 billion in 2019. The increase was mainly due to operating growth derived from one of our subsidiaries, CHPT, a semiconductor testing company.

Operating Costs

Our operating costs include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance and spectrum usage and license fees.

Our operating costs decreased by 2.6% from NT$139.6 billion in 2018 to NT$135.9 billion in 2019. This decrease was primarily due to a decrease of NT$2.1 billion in interconnection and service costs, a decrease of NT$0.8 billion in personnel expenses, and a decrease of NT$0.6 billion in marketing expenses.

Operating Expenses

Our operating expenses decreased by 5.0% from NT$32.4 billion in 2018 to NT$30.8 billion in 2019.

Marketing

Our marketing expenses decreased by 4.1% from NT$23.2 billion in 2018 to NT$22.2 billion in 2019. This decrease was primarily due to a decrease in personnel expenses, postage fees and depreciation expenses.

General and administrative

Our general and administrative expenses increased by 3.7% from NT$4.6 billion in 2018 to NT$4.8 billion in 2019. This increase was primarily due to an increase in personnel expenses.

Research and development

Our research and development expenses increased by 5.8% from NT$3.7 billion in 2018 to NT$3.9 billion in 2019. This increase was primarily due to an increase in personnel expenses and professional service expenses.

Expected credit loss

We recognized expected credit loss of NT$0.9 billion in 2018 and reversal of credit loss of NT$0.1 billion in 2019, respectively.

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

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 5.1% from NT$65.7 billion in 2018 to NT$62.3 billion in 2019, primarily due to a decrease of NT$0.9 billion in personnel expenses, a decrease of NT$0.9 billion in expected credit losses, a decrease of NT$0.5 billion in maintenance and professional service expenses, a decrease of NT$0.4 billion in depreciation and rental expenses and a decrease of NT$0.4 billion in interconnection costs.

Mobile communications

Our mobile communications operating costs and expenses decreased by 2.0% from NT$87.6 billion in 2018 to NT$85.8 billion in 2019. This decrease was primarily due to a decrease of NT$0.6 billion in marketing expenses, a decrease of NT$0.6 billion in intersegment leased line expenses, and a decrease of NT$0.3 billion in cost of goods sold.

Internet

Our internet operating costs and expenses decreased by 1.9% from NT$21.9 billion in 2018 to NT$21.5 billion in 2019. This decrease was primarily due to a decrease of NT$0.5 billion in intersegment leased line expenses.

International fixed communications

Our international fixed communications costs and expenses decreased by 12.9% from NT$14.7 billion in 2018 to NT$12.8 billion in 2019. The decrease was primarily due to a decrease of NT$1.6 billion in international settlement costs.

Others

The costs and expenses from our other business increased by 5.8% from NT$12.2 billion in 2018 to NT$12.9 billion in 2019. The increase was primarily due to an increase of NT$0.3 billion in operating costs and expenses from our subsidiaries, and an increase of NT$0.2 billion in provision for impairment loss and obsolescence of inventory.

Other Income and Expenses

We recorded net other income of NT$0.1 billion in 2018 and net other expense of NT$0.1 billion in 2019, respectively. The differences between 2018 and 2019 were primarily due to the compensation payment of land from Taoyuan City Government in 2018 and impairment loss on property, plant and equipment in 2019.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 6.9% from NT$43.6 billion in 2018 to NT$40.7 billion in 2019. Our operating margin decreased from 20.3% in 2018 to 19.6% in 2019.

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

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 7.1% from NT$18.3 billion in 2018 to NT$19.5 billion in 2019; segment income before tax for our mobile communications business decreased by 26.6% from NT$15.3 billion in 2018 to NT$11.3 billion in 2019; segment income before tax for our internet business increased by 4.8% from NT$12.0 billion in 2018 to NT$12.5 billion in 2019; segment income before tax for our international fixed communications business decreased by 22.0%

from NT$1.0 billion in 2018 to NT$0.8 billion in 2019; and segment loss for our other business segments increased by 43.9% from NT$1.6 billion in 2018 to NT$2.2 billion in 2019.

Non-operating Income and Expenses

Our non-operating income decreased from NT$1.4 billion in 2018 to NT$1.2 billion in 2019. The decrease was primarily due to an increase in interest expense.

Income Tax

Our income tax was NT$6.4 billion and NT$8.0 billion in 2018 and 2019, respectively. In 2018, due to the reversal of the 10% unappropriated earnings tax accrued in 2017, which was much higher than that accrued of the 5% unappropriated earnings tax in 2018, net unappropriated earnings tax accrued in 2018 was lower than that accrued in 2019. As a result, our effective tax rate increased from 14.2% in 2018 to 19.0% in 2019. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxation” for a discussion of the change in tax rate.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$37.6 billion and NT$32.9 billion in 2018 and 2019, respectively. Our net margin decreased from 17.4% in 2018 to 15.9% in 2019.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$
		(in billions)
Net cash provided by operating activities	66.4	72.4	74.5	2.6
Net cash used in investing activities	(32.6)	(27.1)	(68.3)	(2.4)
Net cash used in financing activities	(35.0)	(38.9)	(9.8)	(0.3)
Effect of exchange rate changes	0.0	0.0	0.0	0.0
Net increase in cash and cash equivalents	(1.2)	6.4	(3.6)	(0.1)
Cash and cash equivalents at end of year	27.6	34.1	30.4	1.1

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. Notes 22, 23, 24 and 25 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our bank loans, commercial paper payable and bonds payable. We believe that our working capital is sufficient to meet our present cash flow requirements.

In 2020, we generated NT$74.5 billion (US$2.6 billion) in net cash from operating activities as compared to NT$72.4 billion in 2019. The increase was primarily due to an increase in cash inflows from the completion of project business and a decrease in trade notes and accounts payable.

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

In 2020, net cash used in investing activities was NT$68.3 billion (US$2.4 billion), an increase from NT$27.1 billion in 2019. The change was primarily due to a payment of NT$47.4 billion (US$1.7 billion) in 2020 for acquiring the 5G mobile broadband spectrum, offset by a decrease in acquisition of property, plant and equipment as well as an increase in proceeds from disposals of property, plant and equipment resulting from asset revitalization.

In 2019, net cash used in investing activities was NT$27.1 billion, a decrease from NT$32.6 billion in 2018. The change was primarily due to a decrease in acquisition of property, plant and equipment and a net increase in cash flows of negotiable certificates of deposit with maturities of more than three months. The decrease is partially offset by a one-time payment of NT$4.2 billion in 2019 in acquisition of investments accounted for using equity method.

In 2018, net cash used in investing activities was NT$32.6 billion, a decrease from NT$36.7 billion in 2017. The change was primarily due to a one-time payment of NT$10.9 billion in 2017 for acquiring the 4G mobile broadband spectrum, an increase in acquisition of property, plant and equipment, an increase in acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months, and a decrease in proceeds from the disposal of held-to-maturity financial assets in 2017.

In 2020, our net cash used in financing activities totaled NT$9.8 billion (US$0.3 billion), which mainly reflected NT$32.8 billion (US$1.2 billion) in dividends paid, a net increase in short-term bills payable and issuance of bonds.

In 2019, our net cash used in financing activities totaled NT$38.9 billion, which mainly reflected NT$34.7 billion in dividends paid and NT$3.7 billion in payments for the principal of lease liabilities.

In 2018, our net cash used in financing activities totaled NT$35.0 billion, which mainly reflected NT$37.2 billion in dividends paid during that period.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations and some bank loans. In future years, we have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 5G mobile broadband, IDC, FTTx, PSTN migration, international submarine cables, service platforms and IoT. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information. Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2020, our primary source of liquidity was NT$30.4 billion (US$1.1 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured and secured bank loans amounted to NT$66.3 billion (US$2.4 billion) and NT$1.6 billion (US$57.7 million), respectively, as of December 31, 2020.

As of December 31, 2020, we had commercial paper payable in the amount of NT$7.0 billion (US$0.2 billion) at interest rates ranging from 0.34% to 0.36% and bonds payable in the amount of NT$20.0 billion (US$0.7 billion) at interest rates ranging from 0.50% to 0.59%.

As of December 31, 2020, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$60 million (US$2.1 million) at interest rates ranging from 1.97% to 2.33%.

As of December 31, 2020, our subsidiary, Chunghwa Leading Photonics Tech Co., Ltd., had short-term unsecured loans of NT$7 million (US$0.2 million) at an interest rate of 1.12%.

As of December 31, 2020, our subsidiary Light Era had long-term secured loans in the amount of NT$1.6 billion (US$57.0 million) due in 2021 at an interest rate of 0.72%.

As part of the government's effort to upgrade the existing telecommunications infrastructure, we and other public utility companies were required by the ROC government to contribute a certain amount of money to a Piping Fund, administered by the Taipei City Government. A total of NT$1.0 billion was contributed by us on August 15, 1996. This fund is used to finance various telecommunications infrastructure projects. We accounted for the contribution as other financial assets on our consolidated balance sheets.

Note 41 to our consolidated financial statements included elsewhere in this annual report provides a description of the assets that are pledged as collateral for long-term bank loans and contract deposits.

Capital Expenditures

Substantially all of our capital expenditures in 2018, 2019 and 2020 were made for operations in the ROC. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2018		2019		2020
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	12.7	44%	12.1	50%	11.5	49%
Mobile communications business	10.7	37	7.8	32	8.8	38
Internet business	2.7	10	1.4	6	1.4	6
International fixed communications business	1.4	5	1.1	5	0.8	3
Others	1.1	4	1.8	7	1.0	4
Total capital expenditures	28.6	100%	24.2	100%	23.5	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2021.

	Year Ending December 31, 2021
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	14.7	34%
Mobile communications business	15.7	37
Internet business	8.8	20
International fixed communications business	2.2	5
Others	1.7	4
Total capital expenditures	43.1	100%

We expect our total capital expenditures to be approximately NT$43.1 billion in 2021. Our capital expenditures for 2021 are planned to be allocated to our 4G/5G network deployment, FTTx network expansion, public switching telephone network transforming to internet protocol network, service platforms, cloud computing, IoT, IDC construction and asset activation. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2018, 2019 and 2020.

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
•

Prior to incorporation, according to the laws and regulations applicable to state-owned enterprises in Taiwan, we recorded revenue from fixed-line service at the time the connection service was performed or the prepaid card was sold. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of our additional paid-in capital was from unearned revenues from fixed-line services as of that date. Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided or as consumed. Therefore, upon our first adoption of IFRSs, we should retrospectively decrease additional paid-in capital while increasing unappropriated earnings on the transition date of January 1, 2012. There is no difference in the recognition of unearned revenues or deferred income between IFRSs and Taiwan IFRSs. However, according to the guidance released by the TWSE in March 2012, which is a part of Taiwan IFRSs, the additional paid-in capital under ROC GAAP that is not specifically promulgated under Taiwan IFRSs should not be adjusted on the transition date of January 1, 2012. Therefore, we retain such additional paid-in capital under Taiwan IFRSs.

It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2020 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Research and Development

Looking back at the year 2020, global telecommunications operators faced intense competition from OTT and social media providers. In addition to actively promoting 5G network construction and innovative services, global telecommunications operators mapped out their digital transformation strategies to meet such challenges. We have also undertaken the 3-year transformation plan aiming at four major areas, including core businesses, emerging businesses, cost optimization, and core competency improvement. Our Telecommunication Laboratories strives to align itself with the strategy by leveraging its capabilities in emerging technologies, while implementing next-generation networks, on which various converging services for the three major markets of individuals, families, and enterprises are provided.

Key research and development achievements of our Telecommunication Laboratories in 2020 are as follows:

•

Core Business: High-speed broadband network management, 5G NSA network, 5G Multi-access Edge Computing, Mesh Wi-Fi, hicloud public cloud, AWS & MS Azure MSP, international SDN network, enterprise SDN application, etc.;

•

Emerging Business: home intelligent voice control, text analytics, AI PaaS intelligent analytics, identity recognition, blockchain, enterprise information security protection, self-driving vehicle management, traffic Big Data, secure communication, multi-view live broadcast, cloud classroom, AR application, 5G videos, intelligent energy, smart railway, health management, AIoT monitoring and analysis, Connection Management Platform, or CMP, smart meter communication module, mobile payment (Hami Pay APP); and

•

Fundamental capability: 5G Fixed-mobile network convergence management, 5G C-RAN, IP Multimedia Subsystem, or IMS network elements cloudification, PSTN IP, high-speed optical transmission system disaggregation, intelligent bearer network, Telco clouds, 5G trial network, multi-cloud management, smart maintenance, smart customer service.

In 2020, we applied for 161 patents, and 177 patents, including those applied for in previous years, were certified. In addition, we won 16 important awards.

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

F. Tabular Disclosure of Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2020.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in billions of NT$)
Contractual Obligations(1)	－	－	－	－	－
Short-term loans	0.1	0.1	－	－	－
Short-term bills payable	7.0	7.0	－	－	－
Current portion of long-term loans	1.6	1.6	－	－	－
Long-term loans	－	－	－	－	－
Bonds payable	20.0	－	－	8.8	11.2
Lease liabilities(2)	9.7	3.4	4.2	1.7	0.4
Total	38.4	12.1	4.2	10.5	11.6

(1)

Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$2.0 billion (US$0.1 billion) in 2020 and expected to make pension contributions of approximately NT$1.9 billion (US$0.1 billion) in 2021. See Note 29 to our consolidated financial statements for additional details regarding our pension plan.

(2)	Operating lease obligations are described in Note 38 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2020, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$0.1 billion (US$4.2 million) and acquisition of telecommunications related inventory and equipment of NT$26.8 billion (US$1.0 billion).

We committed that when our ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, we will provide financial support to assist NCB to maintain in healthy financial condition.

Foreign Exchange

Our revenues and costs and expenses are largely denominated in NT dollars. Our principal expenses denominated in foreign currencies are capital expenditures on telecommunications equipment and settlement payments for the use of networks of carriers in foreign countries for outgoing international calls. Settlement receipts have been a principal source of foreign currency for us. While future fluctuations of the NT dollar against foreign currencies could impact our financial condition and results of operations, we have not been materially affected in the past. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” for further details.

G. Safe Harbor

See “Forward-Looking Statements in This Annual Report May Not Be Realized.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Articles of Incorporation provides for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of February 28, 2021. There is no family relationship among any of these persons. These directors have terms until June 20, 2022. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Chi-Mau Sheih	67	Chairman, Chief Executive Officer and Director
Shui-Yi Kuo	56	President and Director
Yu-Lin Huang	58	Director
Lien-Chuan Lee	60	Director
Shin-Yi Chang	61	Director
Sin-Horng Chen	67	Director
Hung-Yi Hsiao	47	Director
Chin-Tsai Pan	60	Director
Lo-Yu Yen	65	Independent Director
JenRan Chen	62	Independent Director
Yu-Fen Lin	50	Independent Director
Chung-Chin Lu	62	Independent Director
Yi-Chin Tu	45	Independent Director

Chi-Mau Sheih is the Chairman, Chief Executive Officer and director of our company. Mr. Sheih assumed the role of our Chairman and Chief Executive Officer on April 22, 2019. He has served as the President and director of our company since January 2017. Mr. Sheih served as a Senior Executive Vice President of our company from 2010 to 2017, the President of Southern Taiwan Business Group from 2007 to 2010, and the President of Central Taiwan Business Group from 2006 to 2007. Mr. Sheih holds an MBA degree from National Taiwan University.

Shui-Yi Kuo is the President and director of our company. Mr. Kuo has been our President since May 8, 2019. Prior to that, he served as our Senior Executive Vice President and Chief Financial Officer from August 2017 to September 2020 and the Senior Executive Vice President of Investment of the Company from March 2017 to August 2017. He also served as the Vice President of the Company’s Investment Department from November 2014 to March 2017. From November 2013 to November 2014, Mr. Kuo served as the President of the Company’s subsidiary, Light Era Development Co., Ltd. In addition, from March 2008 to November 2013, Mr. Kuo served as the Vice President of the Company’s Accounting Department. Mr. Kuo holds a master’s degree in Accounting from National Chengchi University.

Yu-Lin Huang is a director of our company. Dr. Huang is currently the President of the Taiwan Foundation for Democracy. He is also a professor of the Civil Engineering Department of the National Yang Ming Chiao Tung University. He had been the Political Deputy Minister of the MOTC and the Director General of the Construction Bureau of Taichung City. Dr. Huang holds a Ph.D. degree in Civil and Environmental Engineering from University of California at Berkeley. He specializes in infrastructure investment, project finance, and project management.

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

Sin-Horng Chen is a director of our company. Dr. Chen is currently a professor in the Department of Electrical and Computer Engineering of National Yang Ming Chiao Tung University. He holds a Ph.D. degree in Electrical Engineering from Texas Tech University.

Hung-Yi Hsiao is a director of our company. Dr. Hsiao is currently a professor in the Department of Law, School of Law of Soochow University and he also serves as an independent director of China Electric Manufacturing Corp. He holds a Ph.D. degree in Law from Soochow University in Taiwan.

Chin-Tsai Pan is a director of our company. Mr. Pan is currently the Executive Director of Chunghwa Telecom Workers’ Union and an engineer of the company’s Southern Taiwan Business Group. Mr. Pan graduated from Kaohsiung Industrial High School.

Lo-Yu Yen is an independent director of our company. Mr. Yen is currently the Chairman of the Entrepreneurs Co-Creation Platform. He also serves as an independent director of Sinyi Realty Inc. and Qisda Corp. Mr. Yen is also a legal representative of Chinese Television System Inc. Mr. Yen worked at international accounting and consulting firms in Taiwan, the US and Mainland China for 30 years. He holds a master’s degree in Accounting from National Chengchi University. He has CPA certificates both in the ROC and in the United States.

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

Yi-Chin Tu is an independent director of our company. Mr. Tu is currently the founder of Taiwan AI Labs and also a director of the Taiwan Creative Content Agency, or the TAICCA. Prior to that, Mr. Tu worked for Microsoft for 11 years and the National Human Genome Research Institute in the USA for three years. Mr. Tu is also the founder of the non-profit open-source organization of BBS club, PTT. Mr. Tu holds a master’s degree in Computer Science and Information Engineering from National Taiwan University.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of February 28, 2021. There is no family relationship among any of these persons.

Name	Age	Position
Hong-Chan Ma	64	Senior Executive Vice President of Business
Rong-Shy Lin	55	Senior Executive Vice President of Technology
Wei-Kuo Hong	60	Senior Executive Vice President of Administration
Yu-Shen Chen	44	Senior Executive Vice President of Finance and Chief Financial Officer
Yi-Fong Chang	64	President of Southern Taiwan Business Group
Li-Show Wu	62	President of Enterprise Business Group
Chih-Cheng Chien	60	President of Mobile Business Group
Hsueh-Lan Wu	62	President of International Business Group
Chau-Young Lin	58	President of Data Communications Business Group

Hong-Chan Ma has been the Senior Executive Vice President of Business since August 2018. Mr. Ma is also the CISO and DPO of our company, and a director of CHIEF Telecom Inc, or CHIEF, one of our consolidated subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.” He was the President of our Data Communications Business Group from August 2015 to August 2018. Prior to that, he served as the Vice President of our Marketing Department from September 2012 to August 2015, and the Assistant Vice President of our Marketing Department from January 2011 to September 2012. Mr. Ma holds a master’s degree in Management Science from National Chiao Tung University in Taiwan.

Rong-Shy Lin has been the Senior Executive Vice President of Technology since June 2020. Dr. Lin was the President of our Data Communications Business Group from November 2018 to June 2020. Prior to that, he served as the President of our Telecommunication Laboratories from November 2017 to November 2018, and the Vice President of our Telecommunication Laboratories from February 2017 to November 2017. Dr. Lin holds a Ph.D. degree in Information Engineering from National Chiao Tung University in Taiwan.

Wei-Kuo Hong has been the Senior Executive Vice President of Administration since June 2020. Dr. Hong was the President of our Telecommunication Training Institute from November 2018 to June 2020. Prior to that, he served as the Vice President of our Telecommunication Training Institute from May 2017 to November 2018, and the Assistant Vice President of our Investment Department from May 2012 to May 2017. Dr. Hong holds a Ph.D. degree in Industrial Administration from National Tsing Hua University in Taiwan.

Yu-Shen Chen has been the Senior Executive Vice President of Finance and Chief Financial Officer since September 2020. He has been the Professor of Accounting at National Chengchi University since August 2015. Dr. Chen holds a Ph.D. degree in Accounting from State University of New York at Buffalo.

Yi-Fong Chang has been the President of our Southern Taiwan Business Group since August 2019. He is also a director of Senao International Co., Ltd. Mr. Chang was the Chairman of Honghwa International Co., Ltd. from January 2019 to August 2019. Prior to that, he was the Vice President of our Northern Taiwan Business Group from October 2011 to January 2019, and the Deputy Principal Engineer from March 2009 to October 2011. Mr. Chang holds a master’s degree in Engineering Technology from National Taiwan University of Science and Technology.

Li-Show Wu has been the President of our Enterprise Business Group since January 2019. Ms. Wu is also a director of SENAO. She was the Chairman of Honghwa International Co., Ltd. from November 2017 to January 2019. Prior to that, she served as the Senior Executive Vice President of Administration from November 2016 to November 2017, and the Vice President of our Marketing Department from August 2015 to November 2016. Ms. Wu holds a master’s degree in Applied Mathematics from National Chiao Tung University in Taiwan.

Chih-Cheng Chien has been the President of our Mobile Business Group since January 2021. He is also a director of Senao International Co., Ltd. Dr. Chien was the President of our Telecommunication Training Institute from June 2020 to January 2021. Prior to that, he was the Advisor of our Overseas New Business Office from November 2018 to June 2020, and the president of our International Business Group from March 2017 to November 2018. Dr. Chien holds a Ph.D. degree in Engineering Technology from National Taiwan University of Science and Technology.

Hsueh-Lan Wu has been the President of our International Business Group since November 2018. Ms. Wu was the Vice President of our Enterprise Business Group from March 2018 to November 2018. Prior to that, she served as the Vice President of our Marketing Department from November 2016 to March 2018, and the Vice President of our Enterprise Business Group from November 2013 to November 2016. Ms. Wu holds a master’s degree in Information Management from National Taiwan University.

Chau-Young Lin has been the President of our Data Communications Business Group since June 2020. He is also a director of Chunghwa Precision Test Tech. Co., Ltd. Dr. Lin was the Senior Executive Vice President of Administration from August 2019 to June 2020. Prior to that, he was the President of our Southern Taiwan Business Group from March 2018 to August 2019, and the Vice President of our Enterprise Business Group from July 2016 to March 2018. Dr. Lin holds a Ph.D. degree in Electronic Engineering from National Taiwan University of Science and Technology.

The following persons served as our executive officers during 2020 and retired in the same year.

Kuo-Feng Lin was the Senior Executive Vice President of Technology from November 2016 to June 2020. Mr. Lin is also a director of Chunghwa Precision Test Tech. Co., Ltd. He was the President of our Mobile Business Group from May 2012 to November 2016. Prior to that, he served as the Vice President of our Mobile Business Group from October 2009 to May 2012, and the President of Mobile Business Group, Taipei Branch from May 2007 to October 2009. Mr. Lin holds a bachelor’s degree in Electronic Engineering from Provincial Taipei Institute of Technology.

Yuan-Kuang Tu was the President of our Northern Taiwan Business Group from November 2017 to January 2021. He was the President of our Mobile Business Group from November 2016 to November 2017. Prior to that, he served as the President of our Enterprise Business Group from March 2015 to November 2016, and the President of our Northern Taiwan Business Group from March 2012 to February 2015. Dr. Tu holds a Ph.D. degree in Electrical Engineering from National Taiwan University.

Ming-Shih Chen was the President of our Mobile Business Group from November 2017 to January 2021. He was the President of our Northern Taiwan Business Group from March 2017 to November 2017. Prior to that, he served as the President of our International Business Group from November 2016 to March 2017, the Vice President of our Data Communications Business Group from May 2012 to November 2016. Dr. Chen holds a Ph.D. degree in Electrical Engineering from National Tsing Hua University in Taiwan.

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

Our Chairman and Chief Executive Officer, Mr. Chi-Mau Sheih, and our President, Mr. Shui-Yi Kuo, and our labor director Mr. Chin-Tsai Pan, to our board of directors, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2018, 2019 and 2020 was NT$131,525,410, NT$115,079,161 and NT$117,485,681 (US$4,183,963.0), respectively. The aggregate amount of compensation in 2020 includes a NT$70,087,423 (US$2,495,990.8 ) salary payment for directors and executive officers, a NT$7,624,830 (US$271,539.5) pension payment for executive officers, a NT$35,803,428 (US$1,275,050.9) bonus accrued for directors and a NT$3,970,000 (US$141,381.8 ) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$35,210,397 (US$1,253,931.5) was paid directly to the MOTC in 2020 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors and senior management for the fiscal year ended December 31, 2020 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Directors
Below NT$1,000,000	Shin-Yi Chang, Lien-Chuan Lee, Sin-Horng Chen, Yu-Lin Huang, Hung-Yi Hsiao, Lo-Yu Yen, JenRan Chen, Yu-Fen Lin, Chung-Chin Lu, Yi-Chin Tu
NT$1,000,000 to NT$1,999,999	Chin-Tsai Pan(1)
NT$2,000,000 to NT$3,499,999	None
NT$3,500,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	Chi-Mau Sheih(2), Shui-Yi Kuo(3)
Above NT$10,000,000	None
Total	13 people

(1)	As salary for serving as our employee.
(2)	As salary for serving as our Chief Executive Officer.
(3)	As salary for serving as our President.

Total Compensation	Senior Management
Below NT$1,000,000	None
NT$1,000,000 to NT$1,999,999	Yu-Shen Chen
NT$2,000,000 to NT$3,499,999	None
NT$3,500,000 to NT$4,999,999	Wei-Kuo Hong, Yi-Fong Chang, Ming-Shih Chen, Hsueh-Lan Wu, Chih-Cheng Chien
NT$5,000,000 to NT$9,999,999	Hong-Chan Ma, Kuo-Feng Lin(1)(2), Rong-Shy Lin, Yuan-Kuang Tu, Li-Show Wu, Chau-Young Lin
NT$10,000,000 to NT$14,999,999	None
Above NT$15,000,000	None
Total	12 people

(1)	This person has ceased to be a member of the senior management of our company due to retirement in July, 2020.
(2)	Including retirement pension payment.

We accrued NT$4,613,000 (US$164,281) pension expense for executive officers mentioned above in 2020. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 29 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 13 directors, including five independent directors. All of our directors were elected on June 21, 2019, except for Mr. Lien-Chuan Lee as he was reassigned as a juristic-person director by the MOTC prior to February 28, 2021. The term is until June 20, 2022. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Our Articles of Incorporation provides for a board of directors consisting of seven to fifteen directors, one-fifth of whom shall be expert representatives. Pursuant to the ROC Company Act, the ROC Securities and Exchange Act and Article 12-1 of our Articles of Incorporation provides for the election of, starting from the fifth commencement of the board of directors, at least three independent directors out of the 7-to-15-member board. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. We have used a nominating process, with the stockholders choosing the directors, including independent directors from the list of nominees. With respect to certain material decisions to be made by our board of directors as specified in the ROC Securities and Exchange Act, the Business Mergers and Acquisitions Act and other relevant laws and regulations, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the ROC FSC or other relevant competent authorities, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting and disclosed on the website maintained by the TWSE.

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

Our audit committee approves and handles following items: (i) the adoption of or amendments to the internal control system pursuant to Article 14-1 of the Securities and Exchange Act; (ii) assessment of the effectiveness of the internal control system; (iii) the adoption or amendment, pursuant to Article 36-1 of the Securities and Exchange Act, of procedures for handling financial or business activities of a material nature, such as acquisition or disposal of assets, derivatives trading, loaning of funds to others, and endorsements or guarantees for others; (iv) a matter bearing on the personal interest of a director; (v) a material asset or derivatives transaction; (vi) a material monetary loan, endorsement, or provision of guarantee; (vii) the offering, issuance, or private placement of any equity-type securities; (viii) the hiring or dismissal of a CPA, or the compensation given thereto; (ix) the appointment or discharge of a financial, accounting, or internal auditing supervisor; (x) annual financial reports; (xi) the matters regulated by the Business Mergers and Acquisitions Act; (xii) the first to third quarter financial reports; (xiii) communication with the CPA; (xiv) negotiating conflicts over financial reports between the management team and the CPA; (xv) discussing and reporting other financial information and required disclosures under the Securities Exchange Act of the U.S. with the management team and the CPA; and (xvi) any other material matter so required by the company or the relevant competent authorities. Our board of directors has concluded that Lo-Yu Yen is our audit committee financial expert.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee may comprise of five to nine directors. Currently, there are eight directors on the Committee. It is responsible for: (i) reviewing and advising on the company’s mid- to long-term goals and strategies; (ii) major investments and mergers and acquisitions; (iii) major reorganizations of the company; (iv) applications for or returns of business licenses; (v) annual operating plans and budget compilations and revisions; (vi) capital increases or decreases; and (vii) other major strategic decisions that may affect our development. Conclusions made by the corporate strategy committee are considered at a subsequent board of directors meeting.

Article 14-6 of the ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the FSC to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Accordingly, our compensation committee is composed of three independent directors (Lo-Yu Yen, JenRan Chen and Yu-Fen Lin) and is responsible for (i) stipulating and periodically reviewing the performance of the directors and managers, as well as the policy, system, standard, and structure of salary and compensation; and (ii) periodically reviewing and stipulating the salary and compensation of the directors and managers. The proposals of the compensation committee should be presented to the board of directors for discussion. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Directors and Audit Committee.”

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

D. Employees

As of December 31, 2020, we had 32,218 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2018 to 2020 on a consolidated basis.

	2018	2019	2020
Employees
Technical	15,760	15,633	16,352
Operations	15,096	14,513	14,031
Administrative	1,755	1,746	1,835
Total	32,611	31,892	32,218

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2018 to 2020.

	2018	2019	2020
Employees
Technical	12,759	12,406	12,115
Operations	8,096	7,998	7,711
Administrative(1)	1,279	1,257	1,224
Total	22,134	21,661	21,050
(1)	Included directors of Chunghwa Telecom Co., Ltd. in accordance with the ROC requirements.

As of December 31, 2020, 83.2% of our employees of Chunghwa Telecom Co., Ltd. had bachelor, master or doctoral degrees.

As of December 31, 2020, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 1.7% to 4.3% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2020, we distributed compensation to our employees of NT$1.1 billion (US$40.1 million).

E. Share Ownership

As of February 28, 2021, our directors and executive officers personally held an aggregate of 376,288 shares of our common shares, representing around 0.005% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2021 by each of our directors and executive officers.

Name	Number	%
Chi-Mau Sheih	72,054	*
Shui-Yi Kuo	35,000	*
Yu-Lin Huang	—	—
Lien-Chuan Lee	—	—
Shin-Yi Chang	—	—
Sin-Horng Chen	15,729	*
Hung-Yi Hsiao	—	—
Chin-Tsai Pan	2,000	*
Lo-Yu Yen	—	—
JenRan Chen	—	—
Yu-Fen Lin	—	—
Chung-Chin Lu	—	—
Yi-Chin Tu	—	—
Hong-Chan Ma	—	—
Rong-Shy Lin	40,361	*
Wei-Kuo Hong	—	—
Yu-Shen Chen	100,000	*
Yi-Fong Chang	27,692	*
Li-Show Wu	32,964	*
Chih-Cheng Chien	19,600	*
Hsueh-Lan Wu	18,000	*
Chau-Yang Lin	12,888	*

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

Our consolidated subsidiary, SENAO, is publicly traded on the TWSE and resolved to grant a stock options plan for its employees to purchase common stock of SENAO. As of December 31, 2018, participants in SENAO’s stock incentive plan had outstanding stock options to purchase 5.3 million common shares of SENAO, respectively. As of December 31, 2019 and 2020, there were no outstanding stock options.

SENAO transferred treasury stock to specific employees in 2018.

In 2015, 2017, 2018 and 2020, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2018, 2019 and 2020, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 1.9 million, 1.3 million and 0.6 million common shares of CHIEF.

CHIEF granted its employees the right to subscribe to new shares reserved for employees under cash injection in 2018.

In 2019, CHTSC, another consolidated subsidiary of ours, granted a stock options plan for its employees to purchase common stock of CHTSC. As of December 31, 2019 and 2020, participants in CHTSC’s incentive plan had outstanding stock options to purchase 4.5 million and 4.3 million common shares of CHTSC.

In 2013 and 2014, our consolidated subsidiary, IISI, which has been a public company since October 20, 2016, granted stock options to its employees entitling them to purchase common stock of IISI. As of December 31, 2020, participants in IISI’s stock incentive plan had outstanding stock options to purchase 0.5 million common shares of IISI.

See Note 35 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding share-based payment arrangements of SENAO, CHIEF, CHTSC and IISI.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of February 28, 2021, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2018		As of March 31, 2019		As of March 31, 2020		As of February 29, 2021
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,248,754,663	41.88	3,268,238,684	42.13	3,263,615,684	42.07	3,265,349,684	42.10
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd(2)	328,014,184	4.23	543,451,184	7.01	579,803,184	7.47	632,961,184	8.16

(1)	Includes shares held through the MOTC and other government-controlled entities.
(2)

Information as of July 25, 2017, July 25, 2018, July 27, 2019 and July 4, 2020, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of February 28, 2021, 27 record holders held 22,037,838 ADSs (each representing ten common shares), which represents approximately 3.0% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Voting Rights.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. We have not entered into any fee-paying contracts with any of these persons for them to provide services not within his or her capacity as a director or executive officer of our company, except that two of our directors who are also our employees receive salaries from our company in their capacity as our employees.

Please refer to “Item 4. Information on the Company—A. History and Development of the Company” for a discussion of our alliances, acquisitions and investments. Please refer to Notes 3, 14, 15 and 40 to our consolidated financial statements included elsewhere in this annual report for descriptions of Chunghwa’s subsidiaries, investments accounted for using equity method, and related party transactions.

On April 1, 2007, Chunghwa entered into an agreement with SENAO making SENAO the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, SENAO also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in SENAO’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2020, SENAO received NT$5.8 billion (US$0.2 billion) from Chunghwa. Chunghwa also sells mobile handsets to SENAO. For the year ended December 31, 2020, Chunghwa sold mobile handsets to SENAO, which amounted to NT$3.0 billion (US$0.1 billion).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$5.6 billion (US$0.2 billion) in 2020 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.4 billion (US$51.5 million) in 2020.

Chunghwa paid Taiwan International Standard Electronics approximately NT$1.0 billion (US$35.8 million) in 2020 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2016 to 2020. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2016	4.9419	38.3
Year ended December 31, 2017	4.7960	37.2
Year ended December 31, 2018	4.4790	34.7
Year ended December 31, 2019	4.2260	32.8
Year ended December 31, 2020(2)	4.3060	33.4

(1)	Cash dividend unless otherwise indicated.
(2)

Dividends for 2020, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2021 and declared at our annual general stockholders’ meeting scheduled on May 28, 2021. Our payout ratio was 99.99% in 2020 after the adjustment of unappropriated earnings.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our common shares. The closing price for our common shares on the TWSE on April 7, 2021 was NT$112 per share.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The closing price for our ADSs on the NYSE on April 7, 2021 was US$39.61 per ADS. Each of our ADSs represents the right to receive ten shares.

As of April 7, 2021, a total of 22,151,463 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital structure, including brief summaries of material provisions of our Articles of Incorporation, the ROC Securities and Exchange Law, the ROC Company Act, the Telecommunications Act, and the Telecommunications Management Act, all as currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation, the ROC Securities and Exchange Law, the ROC Company Act, the Telecommunications Act, and the Telecommunications Management Act.

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

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2020. The remainder of our outstanding shares is held by public stockholders and other investors.

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

Under the ROC Company Act, our board of directors, in conducting our business, shall act in accordance with laws and regulations, our Articles of Incorporation and the resolutions adopted at the meetings of our stockholders. Where any resolution adopted by our board of directors contravenes laws, our Articles of Incorporation and the resolutions adopted at the meetings of our stockholders, thereby causing loss or damage to us, all directors taking part in the adoption of such resolution shall be liable to compensate us for such loss or damage; however, those directors whose disagreement appears on record or is expressed in writing shall be exempted from liability.

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

According to the ROC Company Act, our board of directors owes fiduciary duty to us. Our directors are liable for the damages to be sustained by us if they breach their fiduciary duty. In addition, if a director, his or her spouse, his or her blood relative within second degree of kinship, or any company which has a controlling or subordinate relation with him or her, have a personal interest in a matter to be discussed at the meeting of the board of directors, the director shall specify such conflict; if the conflict may cause damages to the Company, the director shall abstain from voting on the matter, and shall not serve as a proxy and vote on behalf of another director.

According to our Articles of Incorporation, the remuneration and compensation of the directors shall be determined by the board of directors based on the participation and the contribution of each director in the business operation of the Company and referencing the regular standards of other corporations in the similar industry. Our Articles of Incorporation do not impose a mandatory retirement age for our directors. Furthermore, our Articles of Incorporation do not impose a shareholding qualification for each director. According to our Code of Ethics, we may not extend any loans to our directors.

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

Preemptive Rights

Under the ROC Company Act and our Articles of Incorporation, when we issue new shares for cash, unless otherwise approved by the central competent authority, our employees have rights to subscribe for between 10% and 15% of the new issue, and we have rights to restrain the shares subscribed by employees from being transferred within a specific period of time, which should not be longer than two years. Except for the shares reserved in accordance with the ROC Company Act, we are required to inform our existing shareholders of their rights to subscribe for additional shares pro rata to their respective shareholding and to note that the shareholders will lose their pre-emptive right if they fail to subscribe for the new shares within the prescribed period. In the event that there is any new share that has not been subscribed for by the existing shareholders or our employees pursuant to their respective pre-emptive rights, we may offer such shares to other investors through public offering or private negotiation with any person designated by us.

In addition, in accordance with the ROC Securities and Exchange Act, a public company such as us that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold except in certain limited circumstances. This percentage can be increased by a resolution passed at a stockholders’ meeting, held in accordance with the Company Act and our Articles of Incorporation, which would diminish the number of new shares subject to the preemptive rights of existing stockholders.

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

A stockholder may be represented at a general or special meeting by proxy if a valid proxy form, which is printed by the company, is delivered to us five days before the commencement of the general or special stockholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Bureau of the FSC, where one person is appointed as proxy by two or more stockholders who together hold more than 3% of the total issued common shares, the votes of those stockholders in excess of 3% of the outstanding common shares shall not be counted. Alternatively, if the stockholder would like to exercise its voting right at a general or special meeting but cannot be present at the meeting in person, we have set up an electronic voting mechanism for such stockholder to exercise voting right. The stockholder is not allowed to exercise voting right through an electronic voting mechanism if such stockholder fails to revoke the granted proxy (if any) at least two days prior to the general or special meeting.

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

Substantial Stockholders and Transfer Restrictions

The ROC Securities and Exchange Act currently requires for public companies that (i) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial stockholder (i.e., a stockholder who, together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (ii) each director, supervisor, manager or substantial stockholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the TWSE or traded on the Taipei Exchange (formerly known as Gre Tai Securities Market) to the Securities and Futures Bureau of the FSC at least three days before the intended transfer, unless the number of shares to be transferred each day is no more than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the above-mentioned obligations.

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

In addition to the general restrictions against direct investment by non-Taiwan persons in Taiwan companies, non-Taiwan persons are currently prohibited from investing in prohibited industries in Taiwan under the Negative List promulgated by the Executive Yuan from time to time. The prohibition on direct foreign investment in the prohibited industries in the Negative List is absolute with the consequence of certain specific exemptions from the application of the Negative List. Under the Negative List, some other industries are restricted so that non-Taiwan persons may directly invest only up to a specified level and with the specific approval of the relevant authority which is responsible for enforcing the legislation which the negative list is intended to implement. The telecommunication industry is a restricted industry under the Negative List.

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

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million, (or its equivalent), respectively, in each calendar year. These limits apply to remittances involving conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium and long-term foreign debt with the Central Bank of the ROC (Taiwan).

In addition, a foreign person without an alien resident card or an unrecognized foreign entity may remit to and from Taiwan foreign currencies of up to US$100,000 per remittance if required documentation is provided to Taiwan authorities. This limit applies only to remittances involving conversion between New Taiwan dollars and U.S. dollars or other foreign currencies.

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

Tax Treaty

The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Switzerland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand, Eswatini, Luxembourg, Kiribati, Austria, Italy, Japan, Canada, Poland and the Czech Republic, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

Unappropriated Earnings Tax

Under the ROC Income Tax Act, a 10% unappropriated earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The unappropriated earnings tax so paid will further reduce the retained earnings available for future distribution. According to the amendment to the Income Tax Law, the rate of the ROC unappropriated earnings tax was adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018. Such amendment applied to our annual tax filings made starting from January 1, 2019.

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

We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our shares or ADSs, you should consult your tax advisor.

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

Taxation of Dividends

The gross amount of distributions (other than certain pro rata distributions of shares to all stockholders) you receive on your shares or ADSs, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date actually or constructively received by the depositary. You will not be entitled to claim a dividends-received deduction allowed to corporations under the Code with respect to distributions you receive from us.

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation, provided that the foreign corporation was not, in the year prior to the year in which the dividends are paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (see “Passive Foreign Investment Company” below). A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Under current U.S. Treasury Department guidance, our ADSs, which are listed on the NYSE, but not our shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years, or that our shares will be readily tradable on an established securities market in any given year. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of the trading status of our shares or ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain conditions and limitations under the Code, you may be entitled to a credit or deduction against your U.S. federal income taxes for any ROC taxes that are withheld from dividend distributions made to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends we pay with respect to shares or ADSs will generally be considered passive category income from sources outside the United States. Further, a U.S. holder that has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Any ROC securities transaction taxes that you pay upon the disposition of shares generally will not be creditable foreign taxes for U.S. federal income tax purposes. You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2020, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the U.S. Internal Revenue Service.

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

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the fixed rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2020 would have increased or decreased by NT$19 million (US$0.7 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2020, our cash and cash equivalents amounted to NT$30.4 billion (US$1.1 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) investment denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2020 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	NT$/EUR$	2021.03	NT$51 million/EUR$2 million
Forward exchange contracts-Sell	US$/NT$	2021.02-03	US$14 million/NT$379 million
Forward exchange contracts-Buy	NT$/EUR$	2021.03	NT$201 million/EUR$6 million

Note 38 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of holding other company’s equity and we manage our investment portfolio in accordance with our internal policies and procedures.

The table below presents the carrying amount and accumulated unrealized gain or loss for our financial assets at fair value through profit or loss, or FVTPL, and financial assets at fair value through other comprehensive income, or FVOCI, as of December 31, 2020.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Financial assets at FVTPL
Listed stocks	8	—	1
Non-listed stocks	677	—	166
Financial assets at FVOCI
Listed stocks	2,754	71	3
Non-listed stocks	4,439	1,702	583

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our profit before tax and other comprehensive income before tax for the year ended December 31, 2020 would have increased or decreased by NT$34 million (US$1.2 million) and NT$360 million (US$12.8 million) as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2020, we received US$0.5 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2020, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 19, 2021, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company’s change in its method of accounting for leases in 2019 due to the adoption of IFRS 16.

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

April 19, 2021

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that applies to our directors, managers, employees, and mandataries, including our chief executive officer and chief financial officer. We have posted a copy of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at https://www.cht.com.tw/en/home/cht/about-cht/corporate-governance/other-bylaws.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	Year Ended December 31
	2019	2020
	NT$	NT$	US$
	(in millions)
Audit fees(1)	40.0	43.4	1.5
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	0.3	0.4	—

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1*	Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on May 29, 2020.

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

2.2

Description of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (File No. 001-31731) filed with the Commission on April 17, 2020).

8.1*	List of Subsidiaries.

11.1

Code of Ethics as approved by the board of directors on August 13, 2013 (English translation) (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-31731) filed with the Commission on April 28, 2014).

11.2*	Ethical Corporate Management Best Practice Principles as approved by the board of directors on August 13, 2013 (English translation), as last amended by the board of directors on August 5, 2020.

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ CHI-MAU SHEIH
	Name:	Chi-Mau Sheih
	Title:	Chairman and Chief Executive Officer

Date: April 19, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition on Mobile Service – Refer to Notes 3 and 31 to the consolidated financial statements

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

April 19, 2021

We have served as the Company's auditor since 1998.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2019 and 2020

(In Millions of New Taiwan or U.S. Dollars)

		2019	2020
ASSETS	Notes	NT$	NT$	US$ (Note 6)
CURRENT ASSETS
Cash and cash equivalents	3, 7	$34,050	$30,420	$1,083
Financial assets at fair value through profit or loss	3, 4, 8	1	10	—
Hedging financial assets	3, 21	—	2	—
Contract assets	3, 31	4,441	5,331	190
Trade notes and accounts receivable, net	3, 4, 10, 14, 31	26,408	22,622	806
Receivables from related parties	40	17	230	8
Inventories	3, 4, 11, 41	17,344	12,409	442
Prepayments	12, 40	1,883	2,306	82
Other current monetary assets	13, 29	7,498	6,124	218
Other current assets	20, 33, 41	2,430	2,349	84
Total current assets		94,072	81,803	2,913
NONCURRENT ASSETS
Financial assets at fair value through profit or loss	3, 4, 8	778	677	24
Financial assets at fair value through other comprehensive income	3, 4, 9	7,154	7,193	256
Investments accounted for using equity method	3, 15	7,139	6,695	238
Contract assets	3, 31	2,601	2,495	89
Property, plant and equipment	3, 4, 14, 16, 40, 41	283,694	281,416	10,022
Right-of-use assets	3, 4, 17	11,364	11,009	392
Investment properties	3, 4, 18, 36, 40	8,169	9,621	343
Intangible assets	3, 4, 14, 19, 36	47,047	90,285	3,214
Deferred income tax assets	3, 14, 33	3,259	3,133	112
Incremental costs of obtaining a contract	3, 31	943	1,000	36
Net defined benefit assets	3, 4, 14, 29	2,128	3,373	120
Prepayments	12, 40	2,679	2,214	79
Other noncurrent assets	20, 41, 42	6,101	5,266	188
Total noncurrent assets		383,056	424,377	15,113
TOTAL		$477,128	$506,180	$18,026
(Continued)

		2019	2020
LIABILITIES AND EQUITY	Notes	NT$	NT$	US$ (Note 6)
CURRENT LIABILITIES
Short-term loans	22	$90	$67	$2
Short-term bills payable	23	—	6,999	249
Financial liabilities at fair value through profit or loss	3, 4, 8	—	—	—
Contract liabilities	3, 31, 40	16,840	13,437	479
Trade notes and accounts payable	26	15,312	15,591	555
Payables to related parties	40	654	646	24
Current tax liabilities	3, 33	5,812	6,157	219
Lease liabilities	3, 4, 17, 36, 40	3,291	3,382	120
Other payables	27, 36	22,953	23,988	854
Provisions	3, 14, 28	207	314	11
Current portion of long-term loans	24, 41	—	1,600	57
Other current liabilities		984	1,042	38
Total current liabilities		66,143	73,223	2,608
NONCURRENT LIABILITIES
Long-term loans	24, 41	1,600	—	—
Bonds payable	25	—	19,980	712
Contract liabilities	3, 31	6,841	7,289	260
Deferred income tax liabilities	3, 14, 33	1,912	1,967	70
Provisions	3, 14, 28	97	101	4
Lease liabilities	3, 4, 17, 36, 40	6,467	6,215	221
Customers’ deposits	40	4,748	4,827	172
Net defined benefit liabilities	3, 4, 14, 29	3,505	3,415	122
Other noncurrent liabilities		1,543	1,890	66
Total noncurrent liabilities		26,713	45,684	1,627
Total liabilities		92,856	118,907	4,235
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,763
Additional paid-in capital		149,762	149,790	5,334
Retained earnings
Legal reserve		77,574	77,574	2,763
Special reserve		2,676	2,676	95
Unappropriated earnings		65,984	67,574	2,406
Total retained earnings		146,234	147,824	5,264
Others		587	927	33
Total equity attributable to stockholders of the parent	14, 30	374,157	376,115	13,394
NONCONTROLLING INTERESTS	14, 30	10,115	11,158	397
Total equity		384,272	387,273	13,791
TOTAL		$477,128	$506,180	$18,026

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2018	2019	2020
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	3, 31, 40, 45	$215,483	$207,520	$207,609	$7,393
OPERATING COSTS	3, 11, 29, 31, 32, 40, 45	139,545	135,953	137,029	4,880
GROSS PROFIT		75,938	71,567	70,580	2,513
OPERATING EXPENSES
Marketing		23,170	22,220	20,913	745
General and administrative		4,589	4,758	5,006	178
Research and development		3,725	3,941	3,850	137
Expected credit loss (reversal of credit loss)		920	(125)	45	2
Total operating expenses	3, 10, 29, 32, 40, 45	32,404	30,794	29,814	1,062
OTHER INCOME AND EXPENSES	16, 18, 19, 20, 32, 45	110	(127)	1,595	57
INCOME FROM OPERATIONS		43,644	40,646	42,361	1,508
NON-OPERATING INCOME AND EXPENSES
Interest income	45	197	251	116	4
Other income	9, 32, 40	700	531	470	17
Other gains and losses	15, 32, 38, 40	(46)	84	(159)	(6)
Interest expenses	17, 32, 40, 45	(18)	(104)	(206)	(7)
Share of profits of associates and joint ventures accounted for using equity method	15, 45	509	459	244	9
Total non-operating income and expenses		1,342	1,221	465	17
INCOME BEFORE INCOME TAX		44,986	41,867	42,826	1,525
INCOME TAX EXPENSE	3, 33	6,405	7,946	8,122	289
NET INCOME		38,581	33,921	34,704	1,236
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	29	(1,215)	1,527	1,193	43
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	3, 30, 38	(346)	171	519	18
Gain or loss on hedging instruments subject to basis adjustment	3, 21	2	(1)	2	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures	15	2	(2)	(4)	—
Income tax relating to items that will not be reclassified to profit or loss	33	450	(305)	(239)	(9)
		(1,107)	1,390	1,471	52

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2018	2019	2020
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$90	$(61)	$(177)	$(6)
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	15	3	(1)	(4)	—
Income tax relating to items that may be reclassified subsequently	33	—	—	—	—
		93	(62)	(181)	(6)
Total other comprehensive income (loss), net of income tax		(1,014)	1,328	1,290	46
TOTAL COMPREHENSIVE INCOME		$37,567	$35,249	$35,994	$1,282
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$37,557	$32,947	$33,419	$1,190
Noncontrolling interests		1,024	974	1,285	46
		$38,581	$33,921	$34,704	$1,236
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$36,552	$34,282	$34,713	$1,236
Noncontrolling interests		1,015	967	1,281	46
		$37,567	$35,249	$35,994	$1,282
EARNINGS PER SHARE	34
Basic		$4.84	$4.25	$4.31	$0.15
Diluted		$4.83	$4.24	$4.30	$0.15
EARNINGS PER EQUIVALENT ADS
Basic		$48.41	$42.47	$43.08	$1.53
Diluted		$48.35	$42.42	$43.03	$1.53

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
			Retained Earnings				Others
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Gain or Loss on Hedging Instruments	Others	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2018	$77,574	$148,091	$77,574	$2,681	$67,026	$147,281	$(174)	$883	$(1)	$708	$373,654	$8,470	$382,124
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5)	5	—	—	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(37,205)	(37,205)	—	—	—	—	(37,205)	—	(37,205)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(958)	(958)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Partial disposal of interests in subsidiaries	—	826	—	—	—	—	—	—	—	—	826	349	1,175
Change in additional paid-in capital for not participating proportionately in the capital increase of subsidiaries	—	777	—	—	—	—	—	—	—	—	777	700	1,477
Net income for the year ended December 31, 2018	—	—	—	—	37,557	37,557	—	—	—	—	37,557	1,024	38,581
Other comprehensive income (loss) for the year ended December 31, 2018	—	—	—	—	(757)	(757)	95	(345)	2	(248)	(1,005)	(9)	(1,014)
Total comprehensive income (loss) for the year ended December 31, 2018	—	—	—	—	36,800	36,800	95	(345)	2	(248)	36,552	1,015	37,567
Share-based payment transactions of subsidiaries	—	11	—	—	—	—	—	—	—	—	11	42	53
Net increase in noncontrolling interests	—	55	—	—	—	—	—	—	—	—	55	239	294
BALANCE, DECEMBER 31, 2018	77,574	149,762	77,574	2,676	66,626	146,876	(79)	538	1	460	374,672	9,857	384,529
Effect of retrospective application of IFRS 16	—	—	—	—	(51)	(51)	—	—	—	—	(51)	(20)	(71)
BALANCE, JANUARY 1, 2019 AS ADJUSTED	77,574	149,762	77,574	2,676	66,575	146,825	(79)	538	1	460	374,621	9,837	384,458
Appropriation of 2018 earnings
Cash dividends paid by Chunghwa	—	—	—	—	(34,746)	(34,746)	—	—	—	—	(34,746)	—	(34,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Unclaimed dividend	—	1	—	—	—	—	—	—	—	—	1	—	1
Net income for the year ended December 31, 2019	—	—	—	—	32,947	32,947	—	—	—	—	32,947	974	33,921
Other comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	1,208	1,208	(69)	197	(1)	127	1,335	(7)	1,328
Total comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	34,155	34,155	(69)	197	(1)	127	34,282	967	35,249
Share-based payment transactions of subsidiaries	—	(1)	—	—	—	—	—	—	—	—	(1)	22	21
Net decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
BALANCE, DECEMBER 31, 2019	77,574	149,762	77,574	2,676	65,984	146,234	(148)	735	—	587	374,157	10,115	384,272
Appropriation of 2019 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(32,783)	(32,783)	—	—	—	—	(32,783)	—	(32,783)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(775)	(775)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2020	—	—	—	—	33,419	33,419	—	—	—	—	33,419	1,285	34,704
Other comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	937	937	(167)	522	2	357	1,294	(4)	1,290
Total comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	34,356	34,356	(167)	522	2	357	34,713	1,281	35,994
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	17	17	—	(17)	—	(17)	—	—	—
Share-based payment transactions of subsidiaries	—	26	—	—	—	—	—	—	—	—	26	63	89
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	476	476
BALANCE, DECEMBER 31, 2020	$77,574	$149,790	$77,574	$2,676	$67,574	$147,824	$(315)	$1,240	$2	$927	$376,115	$11,158	$387,273

BALANCE, DECEMBER 31, 2020 (IN MILLIONS OF US$ - Note 6)	$2,763	$5,334	$2,763	$95	$2,406	$5,264	$(11)	$44	$—	$33	$13,394	$397	$13,791

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Millions of New Taiwan or U.S. Dollars)

	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$44,986	$41,867	$42,826	$1,525
Adjustments for:
Depreciation	27,482	30,923	30,942	1,102
Amortization	4,386	4,253	5,424	193
Amortization of incremental costs of obtaining contracts	1,941	1,173	772	27
Expected credit loss (reversal of credit loss)	920	(125)	45	2
Interest expenses	18	104	206	7
Interest income	(197)	(251)	(116)	(4)
Dividend income	(396)	(296)	(246)	(9)
Compensation cost of share-based payment transactions	17	2	8	—
Share of profits of associates and joint ventures accounted for using equity method	(509)	(459)	(244)	(9)
Loss (gain) on disposal of property, plant and equipment	(142)	38	(1,428)	(51)
Gain on disposal of investment properties	—	—	(151)	(5)
Loss on disposal of intangible assets	—	—	2	—
Loss (gain) on disposal of financial instruments	(6)	(4)	2	—
Gain on disposal of investments accounted for using equity method	—	(151)	(10)	—
Provision for impairment loss and obsolescence of inventory	365	475	1,161	41
Impairment loss on property, plant and equipment	—	93	—	—
Reversal of impairment loss on investment properties	(19)	(57)	(27)	(1)
Impairment loss on intangible assets	51	9	9	—
Impairment loss on other assets	—	44	—	—
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	21	38	99	4
Others	(17)	(26)	4	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets mandatorily measured at fair value through profit or loss	63	—	—	—
Contract assets	2,751	173	(203)	(7)
Trade notes and accounts receivable	1,354	4,039	4,071	145
Receivables from related parties	25	7	(214)	(8)
Inventories	(6,778)	(2,698)	3,915	139
Prepayments	418	115	173	6
Other current monetary assets	(173)	(155)	355	13
Other current assets	(261)	146	156	6
Incremental cost of obtaining contracts	(802)	(781)	(829)	(30)
Increase (decrease) in:
Contract liabilities	2,653	6,701	(3,289)	(117)
Trade notes and accounts payable	1,065	(5,152)	21	1
Payables to related parties	234	(264)	(8)	—
Other payables	(1,089)	697	(924)	(33)
Provisions	27	97	95	4
Other current liabilities	422	(159)	46	2
Net defined benefit plans	(1,535)	534	(174)	(6)
Cash generated from operations	77,275	80,950	82,469	2,937
Interest paid	(18)	(104)	(161)	(5)
Income tax paid	(10,891)	(8,419)	(7,852)	(280)
Net cash provided by operating activities	66,366	72,427	74,456	2,652

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Millions of New Taiwan or U.S. Dollars)

	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(290)	$(60)	$(85)	$(3)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	—	297	11
Proceeds from return of financial assets at fair value through other comprehensive income	7	9	—	—
Acquisition of financial assets at fair value through profit or loss	—	(443)	(39)	(1)
Proceeds from disposal of financial assets at fair value through profit or loss	—	146	30	1
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(9,720)	(14,381)	(5,216)	(186)
Acquisition of repurchase agreements collateralized by bonds with maturities of more than three months	—	(15)	—	—
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	5,655	16,520	6,630	236
Proceeds from disposal of repurchase agreements collateralized by bonds with maturities of more than three months	—	—	15	1
Acquisition of investments accounted for using equity method	(205)	(4,190)	(10)	—
Proceeds from disposal of investments accounted for using equity method	3	32	—	—
Proceeds from capital reduction of investments accounted for using equity method	19	—	—	—
Acquisition of property, plant and equipment	(28,550)	(24,166)	(23,511)	(838)
Proceeds from disposal of property, plant and equipment	264	48	319	11
Acquisition of intangible assets	(498)	(363)	(47,605)	(1,695)
Acquisition of investment properties	(6)	(1)	(54)	(2)
Proceeds from disposal of investment properties	—	—	188	7
Increase in other noncurrent assets	(80)	(1,122)	(208)	(7)
Interest received	187	257	125	4
Dividends received	600	602	516	17
Net cash inflow on acquisition of subsidiaries	—	—	354	13
Net cash used in investing activities	(32,614)	(27,127)	(68,254)	(2,431)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(In Millions of New Taiwan or U.S. Dollars)

	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	$360	$575	$115	$4
Repayment of short-term loans	(330)	(585)	(142)	(5)
Proceeds from short-term bills payable	—	—	41,000	1,460
Repayment of short-term bills payable	—	—	(34,000)	(1,211)
Proceeds from issuance of bonds	—	—	20,000	712
Payments for transaction costs attributable to the issuance of bonds	—	—	(21)	(1)
Increase in customers’ deposits	31	8	62	2
Payments for the principal of lease liabilities	-	(3,728)	(3,683)	(131)
Increase in other noncurrent liabilities	84	233	342	13
Cash dividends paid	(37,205)	(34,746)	(32,783)	(1,167)
Partial disposal of interests in subsidiaries without losing control	1,175	—	—	—
Cash dividends distributed to noncontrolling interests	(958)	(710)	(775)	(28)
Change in other noncontrolling interests	1,806	18	81	3
Unclaimed dividend	2	1	2	—
Net cash used in financing activities	(35,035)	(38,934)	(9,802)	(349)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	103	39	(30)	(1)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,180)	6,405	(3,630)	(129)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	28,825	27,645	34,050	1,212
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$27,645	$34,050	$30,420	$1,083

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”).  Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”).  Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”).  The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications.  On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

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

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on March 31, 2021.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company initially applied IFRS 16 “Leases” on January 1, 2019 and elected not to reflect the figures on a retrospective basis in comparative periods.  Different accounting policies for each accounting period as a result of the application of new accounting standards are listed by year separately.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively, “IFRSs”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligations less the fair value of plan assets.

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

Income and expenses of subsidiaries acquired are included in the consolidated statements of comprehensive income from the acquisition date.

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

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2019	2020	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	57	56	b)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	c)
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	d)

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2019	2020	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	80
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	—	51	e)
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	f)
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	93	96	g)
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	h)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	i)
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”)	Development of real estate	—	—	j)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	k)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	l)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	m)

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2019	2020	Note
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	—	—	n)
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	o)
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	—	—	p)
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	q)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	r)
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	—	100	s)
	IISI Investment Co., Ltd. (“IICL”)	Investment	—	100	s)
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	—	99.96	s)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	—	100	s)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	—	100	s)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	—	100	s)
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	—	100	s)
International Integrated Systems Inc. (Shanghai)	Huiyu Shanghai Management Consultancy Co., Ltd. (“HSMC”)	Development and maintenance of information system	—	—	s) t)

(Concluded)

a)	Chunghwa continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.
b)

CHIEF issued new shares in March 2019, November 2019, March 2020 and December 2020 as its employees exercised options.  Therefore, the Company’s ownership interest in CHIEF decreased to 59.75% and 59.08% as of December 31, 2019 and 2020, respectively.

c)	SHE reduced 19.72% of its capital to offset accumulated deficits in December 2019 and the Company’s ownership interest in SHE remained the same.
d)	The Company increased its investment in CHTT proportionally in October 2019 and the Company’s ownership interest in CHTT remained the same.
e)

Chunghwa obtained 20.38% ownership interest in IISI in July 2020 and Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI.  Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and treated it as a subsidiary.  IISI issued new shares in September 2020 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 51.20% as of December 31, 2020.
f)	SIS reduced and returned its capital to its stakeholders in November 2020. The Company’s ownership interest in SIS remained the same.
g)	SENAO subscribed for all the shares in the capital increase of Youth in April 2020. Therefore, the Company’s ownership interest in Youth increased from 92.89% to 95.79%.
h)	Aval invested 100% equity shares of Wiin Technology Co., Ltd. (“Wiin”) in September 2019.
i)	SENYOUNG invested 100% equity shares of Senaolife Insurance Agent Co., Ltd. (“Senaolife”) in November 2019.
j)	TASVI completed its liquidation in September 2019.
k)

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

l)

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

m)	SIHK reduced and returned its capital to its stakeholders in November 2020. The Company’s ownership interest in SIHK remained the same.
n)	STF completed its liquidation in May 2019.
o)	SITS was approved to end and dissolve its business in December 2020. The liquidation of SITS is still in process.
p)	SITJ completed its liquidation in March 2019.
q)	CTC was approved to end and dissolve its business in August 2020. The liquidation of CTC is still in process.
r)	CHPT (International) invested 100% equity shares of Su Zhou Precision Test Tech. Ltd. (“SZPT”) in October 2019.
s)	It is a subsidiary of IISI.
t)	HSMC completed its liquidation in December 2020.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of December 31, 2020.

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method.  Acquisition-related costs are generally recognized in profit or loss as they are incurred.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the acquirer’s previously held equity interests in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Noncontrolling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the noncontrolling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

When a business combination is achieved in stages, the Company’s previously held equity interest in an acquiree is remeasured to fair value at the acquisition date and the resulting gain or loss is recognized in profit or loss.  Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required had those interests been directly disposed of by the Company.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.  Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

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

Chunghwa uses New Taiwan dollars (NT$) as the functional currency.  For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries, associates and joint ventures in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for the period.  Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents include commercial paper, negotiable certificates of deposit, time deposits, repurchase agreements collateralized by bonds with original maturities within three months from the date of acquisition and government stimulus vouchers, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.  These cash equivalents are held for the purpose of meeting short-term cash commitments.

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

Investments accounted for using the equity method include investments in associates and interests in joint ventures.  Under the equity method, an investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received.  The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture.  The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital.  When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized.  Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount.  Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment.  Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture.  Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset.  The difference between the previous carrying amount of the associate and joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and joint venture.  The Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate and joint venture directly disposed of the related assets or liabilities.

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

For a contract where a land owner provides land for the construction of buildings by a property developer in exchange for a certain percentage of the buildings, any exchange gain or loss is recognized when the exchange transaction occurs if the exchange transaction has commercial substance.

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

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss.  Amortization is recognized on a straight-line basis.  The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.  The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

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

Impairment of Property, Plant and Equipment, Right-of-use Assets, Intangible Assets Other Than Goodwill and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use assets and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.  When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.  The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset.  Fair value is determined in the manner described in Note 38.

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

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.  The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits.  The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold.  The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

Revenue Recognition

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product.  Except for consumer electronic products such as mobile devices sold in channel stores usually in the form of cash, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

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

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative standalone selling price.  The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products.  When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets.  Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently.  When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications services are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service.  The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.  For some project contracts, the Company does not create an asset with an alternative use to the Company and has an enforceable right to payment for performance completed to date; therefore, performance obligations are satisfied and revenues are recognized over time.

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

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered and are amortized over the contract period.  However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

Leasing

2018

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

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms.  When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets.  However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss.  The Company accounts for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease.  Lease liabilities are presented separately on the consolidated balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

Borrowing Costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate.  Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

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

Deferred tax liabilities are generally recognized for all taxable temporary differences.  Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits from purchases of machinery, equipment and technology and research, and development expenditures, etc. to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.  Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

2)Control over subsidiaries

As discussed in Note 3, “Summary of Significant Accounting Policies - Basis of Consolidation”,  some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities.  After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and to have control over the governance of the entity and therefore the Company has control over these entities.

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

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 38.  If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly.  The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

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

4)	Impairment of property, plant and equipment, right-of-use assets and intangible assets

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

6)	Recognition and measurement of defined benefit plans

Net defined benefit liabilities (assets) and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method.  Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc.  Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7)	Lessees’ incremental borrowing rates

Starting from 2019

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

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied Amendments to IFRS 3:  Definition of a Business, Amendments to IAS 9 and IAS 39 and IFRS 7:  Interest Rate Benchmark Reform, Amendments to IAS 1 and IAS 8:  Definition of Material.  The application of these new standards and amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

New and Amended IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and amended IFRSs that have been issued but are not yet effective.

New or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform-Phase 2	January 1, 2021
Amendments to IFRSs	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022 (Note 2)
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022 (Note 3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 4)
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 5)
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use	January 1, 2022 (Note 6)
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract	January 1, 2022 (Note 7)

Note 1:	The aforementioned new or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2：	The amendments to IFRS 9 are applied prospectively to financial liabilities that are exchanged or modified on or after the annual reporting periods beginning on or after January 1, 2022.
Note 3：	The amendments are applicable to business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2022.
Note 4：	The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.
Note 5：

The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 6：

The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 7：	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

The application of “Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16:  Interest Rate Benchmark Reform-phase 2” will not have material impact on the Company’s consolidated financial statements.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing whether the application of “Amendments to IFRSs:  Annual Improvements to IFRS Standards 2018-2020”, “Amendments to IFRS 3:  Reference to the Conceptual Framework”, “Amendments to IFRS 10 and IAS 28:  Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture”, “Amendments to IAS 1:  Classification of liabilities as current or noncurrent”, “Amendments to IAS 1:  Definition of Accounting Estimates”, “Amendments to IAS 8:  Disclosure Initiative - Accounting Policies”, “Amendments to IAS 16:  Property, Plant and Equipment - Proceeds before Intended Use” and “Amendments to IAS 37:  Onerous Contracts - Cost of Fulfilling a Contract” will have the impact on the Company’s financial position and operating result.  The Company will disclose the relevant impact when the assessment is completed.

6.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars.  For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 31, 2020, which was NT$28.08 to US$1.00.  The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.	CASH AND CASH EQUIVALENTS

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$353	$487
Bank deposits	9,433	10,961
	9,786	11,448
Cash equivalents (investments with maturities of less than three months)
Commercial paper	$20,110	$14,061
Negotiable certificates of deposit	1,700	2,600
Time deposits	2,451	2,308
Repurchase agreements collateralized by bonds	3	—
Government stimulus vouchers	—	3
	24,264	18,972
	$34,050	$30,420

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit, time deposits and repurchase agreements collateralized by bonds as of balance sheet dates were as follows:

	December 31
	2019	2020
Bank deposits	0.00%-0.74%	0.00%-0.40%
Commercial paper	0.47%-0.54%	0.14%-0.26%
Negotiable certificates of deposit	0.58%-0.60%	0.24%-0.30%
Time deposits	0.09%-4.40%	0.10%-3.60%
Repurchase agreements collateralized by bonds	1.90%	—

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$2
Non-derivatives
Listed stocks - domestic	1	8

	$1	$10

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$511	$441
Non-listed stocks - foreign	267	236

	$778	$677

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—

The Company increased its investment in Taiwania Capital Buffalo Fund Co., Ltd. proportionally for $300 million in October 2019 and the Company’s ownership interest in Taiwania Capital Buffalo Fund Co., Ltd. remained at 12.9%.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

		Maturity	Contract Amount
	Currency	Period	(In Millions)
December 31, 2019
Forward exchange contracts - buy	NT$/EUR	2020.03	NT$51/EUR2
Forward exchange contracts - buy	NT$/US$	2020.01	NT$26/US$1

December 31, 2020
Forward exchange contracts - buy	NT$/EUR	2021.03	NT$50/EUR2
Forward exchange contracts - sell	US$/NT$	2021.02-03	US$14/NT379

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates.  However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Domestic investments
Listed stocks	$2,454	$2,754
Non-listed stocks	4,566	4,325
Foreign investments
Non-listed stocks	134	114
	$7,154	$7,193

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

The Company holds Powtec Electro Chemical Corporation (“Powtec”) as financial assets at FVOCI.  The Board of Directors of Powtec resolved in February 2020 to file a petition with court for the declaration of its bankruptcy which was adjudged by the court in April 2020.  The Company evaluated and determined the fair value of such investment was nil after its declaration of bankruptcy and recognized related loss in the consolidated statements of comprehensive income for the year ended December 31, 2019.

The Company disposed a portion of its investment in China Airlines, Ltd. at fair value of $568 million in December 2020.  As of December 31, 2020, the settlement of funds/securities amounting to $270 million had not been completed.  The related unrealized gain on investments in equity instruments at fair value through other comprehensive income of $17 million was transferred from other equity to retained earnings upon the aforementioned disposal.

The Company recognized dividend income of $396 million, $296 million and $246 million for the years ended December 31, 2018, 2019 and 2020, respectively, from the investments still held on December 31, 2018, 2019 and 2020.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$28,768	$24,776
Less: Loss allowance	(2,360)	(2,154)
	$26,408	$22,622

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

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults.  Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers.  The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

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

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables.  The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable.  For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due.  Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited.  Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	0%-25%	0%-68%	0%-83%	11%-90%	17%-96%	100%
Gross carrying amount	$19,020	$268	$75	$47	$41	$28	$601	$20,080
Loss allowance (Lifetime ECL)	(56)	(26)	(28)	(35)	(26)	(27)	(601)	(799)
Amortized cost	$18,964	$242	$47	$12	$15	$1	$—	$19,281

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,054	$78	$52	$30	$12	$1	$1,472	$5,699
Loss allowance (Lifetime ECL)	(3)	(5)	(5)	(11)	(5)	(1)	(1,472)	(1,502)
Amortized cost	$4,051	$73	$47	$19	$7	$—	$—	$4,197

December 31, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	2%-24%	3%-68%	11%-83%	28%-90%	52%-96%	100%
Gross carrying amount	$15,839	$204	$51	$31	$30	$25	$626	$16,806
Loss allowance (Lifetime ECL)	(56)	(21)	(24)	(25)	(24)	(21)	(626)	(797)
Amortized cost	$15,783	$183	$27	$6	$6	$4	$—	$16,009

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,473	$64	$27	$9	$2	$3	$1,288	$4,866
Loss allowance (Lifetime ECL)	(20)	(3)	(3)	(3)	(1)	(2)	(1,288)	(1,320)
Amortized cost	$3,453	$61	$24	$6	$1	$1	$—	$3,546
Note a:

Please refer to Notes 31 and 45 for the information of disaggregation of telecommunications service revenue.  The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types.  The expected credit loss rate listed above is for general customers.  When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss.  Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2019	2020
	NT$	NT$
	(In Millions)
Beginning balance	$2,602	$2,360
Add: Provision for (reversal of) credit loss	(54)	49
Add: Acquired by business combinations (Note 14)	—	2
Less: Amounts written off	(188)	(257)
Ending balance	$2,360	$2,154

11.	INVENTORIES

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Merchandise	$3,858	$3,903
Project in process	11,113	6,167
Work in process	141	126
Raw materials	156	137
	15,268	10,333
Land held under development	1,999	1,999
Construction in progress	77	77
	$17,344	$12,409

The operating costs related to inventories were $48,649 million, $49,258 million and $53,847 million for the years ended December 31, 2018, 2019 and 2020, respectively.

For the years ended December 31, 2018, 2019 and 2020, valuation loss on inventories recognized as operating costs included the amounts of $365 million, $475 million and $1,161 million, respectively.

As of December 31, 2019 and 2020, inventories of $2,076 million and $2,076 million, respectively, were expected to be recovered for a time period longer than twelve months.  The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

12.	PREPAYMENTS

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Prepaid rents	$3,382	$2,864
Others	1,180	1,656
	$4,562	$4,520
Current
Prepaid rents	$704	$652
Others	1,179	1,654
	$1,883	$2,306
Noncurrent
Prepaid rents	$2,678	$2,212
Others	1	2
	$2,679	$2,214

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$5,959	$4,596
Repurchase agreements collateralized by bonds with maturities of more than three months	15	—
Others	1,524	1,528
	$7,498	$6,124

The annual yield rates of time deposits, negotiable certificates of deposit and repurchase agreements collateralized by bonds with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2019	2020
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%-2.73%	0.07%-2.25%
Repurchase agreements collateralized by bonds with maturities of more than three months	2.50%	—

14.	SUBSIDIARIES
a.	Information on subsidiaries with material noncontrolling interests

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	and Principal	December 31
Subsidiaries	Place of Business	2019	2020
SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2018	2019	2020	2019	2020
	NT$	NT$	NT$	NT$	NT$
		(In Millions)
SENAO	$326	$291	$312	$4,146	$4,189
CHPT	$477	$414	$604	4,217	4,606
Individually immaterial subsidiaries with noncontrolling interests				1,752	2,363
				$10,115	$11,158

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below.  The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Current assets	$6,751	$6,834
Noncurrent assets	$3,173	$3,194
Current liabilities	$3,637	$3,854
Noncurrent liabilities	$590	$416
Equity attributable to the parent	$1,551	$1,569
Equity attributable to noncontrolling interests	$4,146	$4,189

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$31,540	$29,131	$27,232
Costs and expenses	31,081	28,725	26,797
Profit for the year	$459	$406	$435

Profit attributable to the parent	$133	$115	$123
Profit attributable to noncontrolling interests	326	291	312
Profit for the year	$459	$406	$435

Other comprehensive income (loss) attributable to the parent	$(2)	$(7)	$1
Other comprehensive income (loss) attributable to noncontrolling interests	(10)	22	2
Other comprehensive income (loss) for the year	$(12)	$15	$3

Total comprehensive income attributable to the parent	$131	$108	$124
Total comprehensive income attributable to noncontrolling interests	316	313	314
Total comprehensive income for the year	$447	$421	$438

Net cash flow from operating activities	$696	$538	$862
Net cash flow from investing activities	(13)	235	54
Net cash flow from financing activities	(491)	(718)	(687)
Effect of exchange rate changes on cash and cash equivalents	1	—	—
Net cash inflow	$193	$55	$229

Dividends paid to noncontrolling interests	$587	$269	$269

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below.  The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Current assets	$3,710	$4,122
Noncurrent assets	$4,044	$4,013
Current liabilities	$1,316	$1,115
Noncurrent liabilities	$22	$12
Equity attributable to CHI	$2,199	$2,402
Equity attributable to noncontrolling interests	$4,217	$4,606

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$3,299	$3,404	$4,221
Costs and expenses	2,549	2,775	3,301
Profit for the year	$750	$629	$920

Profit attributable to CHI	$273	$215	$316
Profit attributable to noncontrolling interests	477	414	604
Profit for the year	$750	$629	$920

Other comprehensive loss attributable to CHI	$—	$(1)	$—
Other comprehensive loss attributable to noncontrolling interests	—	(2)	—
Other comprehensive loss for the year	$—	$(3)	$—

Total comprehensive income attributable to CHI	$273	$214	$316
Total comprehensive income attributable to noncontrolling interests	477	412	604
Total comprehensive income for the year	$750	$626	$920

Net cash flow from operating activities	$862	$507	$1,483
Net cash flow from investing activities	(733)	(1,426)	(533)
Net cash flow from financing activities	(328)	(349)	(349)
Effect of exchange rate changes on cash and cash equivalents	1	(5)	1
Net cash inflow (outflow)	$(198)	$(1,273)	$602

Dividends paid to noncontrolling interests	$210	$216	$216
b.	Equity transactions with noncontrolling interests

CHI disposed some shares of CHPT from April to August 2018.  Therefore, the Company’s ownership interest in CHPT decreased to 34.25% as of December 31, 2019 and 2020.

Chunghwa and CHI disposed some shares of CHIEF in May 2018 before CHIEF traded its shares on the emerging stock market and the General Stock Market of the Taipei Exchange according to the local requirements.  In addition, Chunghwa and CHI did not participate in the capital increase of CHIEF in June 2018.  Furthermore, CHIEF issued new shares in March 2018, November 2018, March 2019, November 2019, March 2020 and December 2020, as its employees exercised options.  Therefore, the Company’s ownership interest in CHIEF decreased to 59.75% and 59.08% as of December 31, 2019 and 2020.  See Note 35(c)(d) for details.

SENAO transferred its treasury stock to employees in June 2018; therefore, the Company’s ownership interest in SENAO decreased to 28.18% as of December 31, 2019 and 2020.  See Note 35(b) for details.

SENAO subscribed for all the shares in the capital increase of Youth in December 2018 and April 2020; therefore, the Company’s ownership interest in Youth increased to 93% and 96% as of December 31, 2019 and 2020, respectively.

IISI issued new shares in September 2020 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased.  See Note 35(f) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2018, 2019 and 2020 was as follows:

	Year Ended December 31, 2018
	SENAO not Proportionately participating in the Capital Increase of Youth	SENAO Transferred its Treasury Stock	CHI Disposed Some Shares of CHPT	Chunghwa and CHI Did Not Participate in the Capital Increase of CHIEF	Chunghwa and CHI Disposed Some Shares of CHIEF	Share-Based Payment of CHIEF
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$—	$327	$1,042	$1,477	$133	$35
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	—	(272)	(330)	(700)	(19)	(24)
Differences arising from equity transactions	$—	$55	$712	$777	$114	$11

Line items for equity transaction adjustments
Additional paid-in capital - difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$—	$712	$—	$114	$—
Additional paid-in capital - arising from changes in equities of subsidiaries	$—	$55	$—	$777	$—	$11

Year Ended December 31, 2019
CHIEF Share-Based Payment
NT$
(In Millions)
Cash consideration received from noncontrolling interests	$19
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(20)
Differences arising from equity transactions	$(1)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(1)

	Year Ended December 31, 2020
	CHIEF Share-Based Payment	SENAO Not Proportionately Participating in the Capital Increase of Youth	IISI Share-Based Payment
	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$75	$—	$7
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(49)	—	(7)
Differences arising from equity transactions	$26	$—	$—

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$26	$—	$—

c.	Business combinations

1)	Subsidiary acquired

In order to develop and cultivate the enterprise customer market, Chunghwa obtained 20.38% ownership interest in IISI by cash on July 1, 2020, the acquisition date.  (Note) Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI.  Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and included IISI and its subsidiaries in the consolidated financial statements starting from the acquisition date.  IISI mainly engages in information system development and maintenance service business, etc.

Note:IISI issued new shares in April 2020 as its employees exercised options; therefore, the percentage of ownership interest in IISI obtained on the acquisition date is lower than that approved by Chunghwa’s Board of Directors in January 2020.

2)	Assets acquired and liabilities assumed at acquisition date
IISI and Its Subsidiaries
Current assets
Cash and cash equivalents	$588
Contract assets	583
Trade notes and accounts receivable	165
Inventories	141
Prepayments	114
Other current monetary assets	114
Other current assets	75
Noncurrent assets
Property, plant and equipment	48
Right-of-use assets	70
Intangible assets	12
Deferred income tax assets	6
Other noncurrent assets	102
Current liabilities
Short-term loans	(4)
Contract liabilities	(334)
Trade notes and accounts payable	(257)
Current tax liabilities	(19)
Lease liabilities	(26)
Other payables	(266)
Provisions	(15)
Other current liabilities	(30)
Noncurrent liabilities
Deferred income tax liabilities	(3)
Lease liabilities	(45)
Net defined benefit liabilities	(32)
Other noncurrent liabilities	(5)
$982
The trade notes and accounts receivable acquired in business combination transactions have a fair value of $165 million and a gross contractual amount of $167 million.  The best estimates of the contractual cash flows not expected to be collected as of the acquisition date are $2 million.

3)	Goodwill arising from acquisition
IISI and Its Subsidiaries
Consideration transferred	$234
Add: Fair value of equity interest held before the acquisition date	327
Add: Noncontrolling interest (48.46% of the identifiable net assets of IISI and its subsidiaries)	476
Less: Fair value of identifiable net assets acquired	(982)
Goodwill arising from acquisition	$55

The goodwill arising from the acquisition of IISI mainly represents the control premium.  In addition, the consideration paid for the combination included amounts attributed to the benefits of expected synergies and the assembled workforces of IISI.  These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill arising from business combinations is not deductible for tax purposes.

4)	Net cash inflow on acquisition of subsidiaries
IISI and Its Subsidiaries
Cash and cash equivalents acquired	$588
Less: Consideration paid in cash	(234)
$354

5)	Impact of acquisition on the financial results of the Company

The financial results of the acquiree since the acquisition date to December 31, 2020 included in the consolidated statements of comprehensive income are as follows:

IISI and Its Subsidiaries
Revenue	$1,348
Profit	$68

Had the business combination been in effect at the beginning of the annual reporting period, the Company’s revenue and profit would have been $208,605 million and $34,747 million for the year ended December 31, 2020, respectively.  This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2020, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and profit of the Company had IISI been acquired at the beginning of the financial year, the management calculated amortization of intangible assets acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Investments in associates	$7,139	$6,685
Investment in joint venture	—	10
	$7,139	$6,695

a.	Investments in associates
	Carrying Amount
	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Material associate
Next Commercial Bank Co., Ltd. (“NCB”) (Note)	$4,074	$3,777

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	803	841
KingwayTek Technology Co., Ltd. (“KWT”)	217	213

Non-listed
ST-2 Satellite Ventures Pte. Ltd. (“STS”)	501	488
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	317	363
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	268	324
So-net Entertainment Taiwan Limited (“So-net”)	186	225
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	194	193
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	151	163
Taiwan International Ports Logistics Corporation (“TIPL”)	51	56
Click Force Co., Ltd. (“CF”)	37	33
Cornerstone Ventures Co., Ltd. (“CVC”)	5	6
Alliance Digital Tech Co., Ltd. (“ADT”)	3	3
UUPON Inc. (“UUPON”)	(3)	—
International Integrated System, Inc. (“IISI”)	335	—
MeWorks Limited (HK) (“MeWorks”)	—	—
	$7,139	$6,685

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2019	2020
Material associate
Next Commercial Bank Co., Ltd. (“NCB”) (Note)	42	42

Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Click Force Co., Ltd. (“CF”)	49	49
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14
UUPON Inc. (“UUPON”)	22	—
International Integrated System, Inc. (“IISI”)	31	—
MeWorks Limited (HK) (“MeWorks”)	20	—

Note:  NCB was a preparatory office on December 31, 2019.

Summarized financial information of NCB was set out below:

	December 31	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Assets	$10,452	$9,907
Lliabilities	(728)	(789)

Equity	$9,724	$9,118

The percentage of ownership interests held by the Company	41.9%	41.9%

Equity attributable to the Company	$4,074	$3,820
Unrealized gain or loss from downstream transactions	—	(43)

The carrying amount of investment	$4,074	$3,777

	Period from the Beginning Date of Preparation to December 31, 2019	Year Ended December 31, 2020
	NT$	NT$
	(In Millions)
Revenues	$—	$—

Net loss for the period	$(276)	$(605)
Other comprehensive income	—	—
Total comprehensive loss for the period	$(276)	$(605)

Except for NCB, no associate is considered individually material to the Company.

Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profits	$509	$575	$540
The Company’s share of other comprehensive income (loss)	5	(3)	(8)
The Company’s share of total comprehensive income	$514	$572	$532

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
SNI	$2,014	$1,708
KWT	$873	$676

The Company owns 14% equity shares of ADT.  As the Company remains its seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT.  In June 2018, the stockholders of ADT approved to dissolve.  The liquidation of ADT is still in process.

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

The participation of establishing NCB was approved by Chunghwa’s Board of Directors in January 2019.  The establishment of NCB was approved by the Financial Supervisory Commission in July 2019 and the incorporation of NCB was approved by the ROC’s Ministry of Economic Affairs Department of Commerce in January 2020.  Chunghwa prepaid investment funds to NCB in February and November

2019 amounting to $4,190 million, for ownership interest of 41.90%.  Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB.  In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed.  Chunghwa is not able to direct its relevant activities.  Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.  NCB mainly engages in online banking business in Taiwan.

IISI issued new shares in March, September 2019 and April 2020, as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 31.47% and 31.16% as of December 31, 2019 and June 30, 2020, respectively.  The additional investment of 20.58% ownership interest in IISI was approved by Chunghwa’s Board of Directors in January 2020 and the equity transaction was completed in July 2020.  As the business combination was achieved in stages, the Company remeasured the previously held equity interest of IISI and recognized gain on disposal of $1 million on the acquisition date.  The Company treated IISI as a subsidiary starting from the acquisition date and included IISI and its subsidiaries in the consolidated financial statements.  Please refer to Note 14(c).

The Company disposed some shares of KWT in April 2019 before KWT traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements and recognized gain on disposal of $151 million.  In addition, the Company did not participate in the capital increase of KWT in May 2019 and KWT repurchased its stock from December 2019 to February 2020.  Therefore, the Company’s ownership interest in KWT changed to 22.52% and 22.72% as of December 31, 2019 and 2020, respectively.

UUPON reduced 95.44% of its capital to offset accumulated deficits in September 2020 and the Company did not participate in the capital increase of UUPON in October 2020. Therefore, the Company’s ownership interest in UUPON decreased to 5.36% and lost its significant influence over UUPON.  Hence the Company discontinued to treat UUPON as an associate. Instead, the Company treated it as a financial asset at fair value through other comprehensive income and recognized gain on disposal of $15 million.

The aforementioned gains on disposal were included under “other gains and losses” in the consolidated statements of comprehensive income.

The Company disposed of all shares of MeWorks in September 2020.

b.	Investment in joint venture
	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2019	2020	2019	2020
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$—	$10	—	51

The Company invested $10 million to establish a joint venture, CHT SEA, with Delta Electronics, Inc and Kwang Hsing Industrial Co., Ltd. in December 2020 and obtained 51% equity shares of CHT SEA.  However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

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

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the year ended December 31, 2018.

Depreciation expense in 2018 is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Assets used by the Company	$276,370	$273,823
Assets subject to operating leases	7,324	7,593
	$283,694	$281,416

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2019	$103,972	$1,601	$72,911	$14,258	$715,748	$3,882	$9,874	$18,645	$940,891
Effect of retrospective application of IFRS 16	(3,617)	(1)	(3,583)	—	(3,885)	—	—	—	(11,086)
Balance on January 1, 2019 as adjusted	100,355	1,600	69,328	14,258	711,863	3,882	9,874	18,645	929,805
Additions	—	—	1,221	57	120	1	149	21,612	23,160
Disposal	(38)	(7)	(3)	(1,916)	(30,417)	(51)	(405)	—	(32,837)
Effect of foreign exchange differences	—	—	—	—	(37)	—	(1)	(6)	(44)
Others	(1,214)	25	455	606	24,503	80	473	(26,499)	(1,571)
Balance on December 31, 2019	$99,103	$1,618	$71,001	$13,005	$706,032	$3,912	$10,090	$13,752	$918,513
Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(1,338)	$(28,127)	$(12,143)	$(599,426)	$(3,651)	$(7,292)	$—	$(651,977)
Effect of retrospective application of IFRS 16	—	1	1,265	—	2,576	—	—	—	3,842
Balance on January 1, 2019 as adjusted	—	(1,337)	(26,862)	(12,143)	(596,850)	(3,651)	(7,292)	—	(648,135)
Depreciation expenses	—	(43)	(1,301)	(827)	(23,906)	(91)	(688)	—	(26,856)
Disposal	—	6	3	1,909	30,380	51	402	—	32,751
Impairment losses	—	—	—	—	—	—	(64)	(29)	(93)
Effect of foreign exchange differences	—	—	—	—	16	—	1	—	17
Others	—	(1)	183	(7)	22	(3)	(21)	—	173
Balance on December 31, 2019	$—	$(1,375)	$(27,977)	$(11,068)	$(590,338)	$(3,694)	$(7,662)	$(29)	$(642,143)
Balance on December 31, 2019, net	$99,103	$243	$43,024	$1,937	$115,694	$218	$2,428	$13,723	$276,370
Cost
Balance on January 1, 2020	$99,103	$1,618	$71,001	$13,005	$706,032	$3,912	$10,090	$13,752	$918,513
Additions	67	-	18	55	118	1	150	24,786	25,195
Disposal	(270)	(19)	(49)	(1,245)	(20,619)	(45)	(520)	(29)	(22,796)
Effect of foreign exchange differences	—	—	—	—	(91)	—	—	(7)	(98)
Acquired by business combinations (Note 14)	—	—	—	70	—	—	72	—	142
Others	3,091	31	(81)	521	25,336	26	508	(29,973)	(541)
Balance on December 31, 2020	$101,991	$1,630	$70,889	$12,406	$710,776	$3,894	$10,300	$8,529	$920,415
Accumulated depreciation and impairment

Balance on January 1, 2020	$—	$(1,375)	$(27,977)	$(11,068)	$(590,338)	$(3,694)	$(7,662)	$(29)	$(642,143)
Depreciation expenses	—	(43)	(1,366)	(770)	(23,994)	(68)	(666)	—	(26,907)
Disposal	—	19	49	1,243	20,600	45	504	29	22,489
Effect of foreign exchange differences	—	—	—	—	41	—	—	—	41
Acquired by business combinations (Note 14)	—	—	—	(40)	—	—	(54)	—	(94)
Others	—	—	47	(4)	28	(1)	(48)	—	22
Balance on December 31, 2020	$—	$(1,399)	$(29,247)	$(10,639)	$(593,663)	$(3,718)	$(7,926)	$—	$(646,592)
Balance on December 31, 2020, net	$101,991	$231	$41,642	$1,767	$117,113	$176	$2,374	$8,529	$273,823

CHPT evaluated that certain miscellaneous equipment, construction in progress and equipment to be accepted used for manufacturing specific PCB will not be used in the future and there was no active market for sale; therefore, CHPT determined that the recoverable amount of such assets was nil and recognized impairment losses of $89 million for the year ended December 31, 2019.  CHSI evaluated that certain miscellaneous equipment will not be used in the future and there was no active market for sale; therefore, CHSI determined that the recoverable amount of such assets was nil and recognized impairment losses of $4 million for the year ended December 31, 2019.  The aforementioned impairment losses were included in other income and expenses of statements of comprehensive income.

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the year ended December 31, 2020.

Chunghwa signed a joint development agreement with the MOTC previously which stated that the MOTC would provide the national land and Chunghwa would be in charge of the planning and construction for the MOTC’s office building, Chunghwa’s Renai office building, etc.  According to the agreement, the MOTC and Chunghwa would each own a certain percentage of the buildings, and Chunghwa is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by Chunghwa on behalf of the MOTC.  The difference amounting to $1,057 million due to the MOTC was reported to Chunghwa’s Board of Directors in May 2020 and Chunghwa will complete the property registration of the respective asset once the payment is made.

The Company participated in the government-led urban renewal project in Xingzheng Section, Xindian District, New Taipei City.  The Company provided land as a building lot while Kindom Development Corp., chosen through public selection by the New Taipei City Government, acted as the urban renewal developer.  The property registration was completed in 2020.  With respect to  the Company’s trade-in share of land and buildings, only the trade-in buildings had commercial substance. Therefore, the gain on the asset exchange transaction of $1,268 million (included in” gains and losses on disposal of property, plant and equipment”) was recognized at the difference between the carrying amount of the trade-out land of $37 million and the fair value of trade-in buildings of $1,305 million (included in “investment properties”).  The aforementioned gain on disposal was included under “other income and expenses” in the statements of comprehensive income.

Depreciation expense for assets used by the Company in 2019 and 2020 is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-9 years
Mechanical and air conditioner equipment	3-16 years
Others	1-15 years

b.	Assets subject to operating leases

	Land	Land Improvements	Buildings	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2019	$—	$—	$—	$—
Effect of retrospective application of IFRS 16	3,617	1	3,583	7,201
Balance on January 1, 2019 as adjusted	3,617	1	3,583	7,201
Additions	—	—	4	4
Transferred from (to) assets used by the Company	1,362	(1)	255	1,616
Balance on December 31, 2019	$4,979	$—	$3,842	$8,821
Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$—	$—	$—
Effect of retrospective application of IFRS 16	—	(1)	(1,265)	(1,266)
Balance on January 1, 2019 as adjusted	—	(1)	(1,265)	(1,266)
Depreciation expenses	—	—	(74)	(74)
Transferred to (from) assets used by the company	—	1	(158)	(157)
Balance on December 31, 2019	$—	$—	$(1,497)	$(1,497)
Balance on January 1, 2019 as adjusted, net	$3,617	$—	$2,318	$5,935
Balance on December 31, 2019, net	$4,979	$—	$2,345	$7,324
Cost
Balance on January 1, 2020	$4,979	$—	$3,842	$8,821
Others	(6)	—	394	388
Balance on December 31, 2020	$4,973	$—	$4,236	$9,209
Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$—	$(1,497)	$(1,497)
Depreciation expenses	—	—	(82)	(82)
Others	—	—	(37)	(37)
Balance on December 31, 2020	$—	$—	$(1,616)	$(1,616)
Balance on December 31, 2020, net	$4,973	$—	$2,620	$7,593

The Company leases out land and buildings with lease terms between 1 to 20 years.  The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Year 1	$302	$347
Year 2	273	288
Year 3	234	231
Year 4	191	164
Year 5	130	125
Onwards	1,224	1,180
	$2,354	$2,335

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

17.	LEASE ARRANGEMENTS

a.Right-of-use Assets

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Land and buildings
Handsets base stations	$6,845	$7,096
Others	1,916	1,708
Equipment	2,603	2,205
	$11,364	$11,009

	Year Ended December 31
	2019	2020
	NT$	NT$
	(In Millions)
Additions to right-of-use assets	$3,803	$3,796
Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,728	$2,729
Others	821	786
Equipment	419	416
	$3,968	$3,931

The Company did not have significant sublease or impairment of right-of-use assets for the years ended December 31, 2019 and 2020.

b.Lease liabilities

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Lease liabilities
Current	$3,291	$3,382
Noncurrent	6,467	6,215
	$9,758	$9,597

Ranges of discount rates for lease liabilities were as follows:

December 31
	2019	2020
Land and buildings
Handsets base stations	0.58%-1.18%	0.46%-1.18%
Others	0.58%-9.00%	0.46%-9.00%
Equipment	0.58%-4.50%	0.46%-2.99%

c.Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located all over Taiwan with lease terms from 1 to 20 years.  The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases.  For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years.  Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority.  At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  For the information of lease agreements with related parties, please refer to Note 40 to the consolidated financial statements for details.

d.Other lease information

	Year Ended December 31
	2019	2020
	NT$	NT$
	(In Millions)
Expenses relating to low-value asset leases	$7	$8
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$6	$5
Total cash outflow for leases	$3,826	$3,776

The Company leases certain equipment which qualify as low-value asset leases.  The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 16 and 18 to the consolidated financial statements.

18.	INVESTMENT PROPERTIES

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$8,169	$9,621

Investment Properties
NT$
(In Millions)
Cost
Balance on January 1, 2018	$9,135
Additions	6
Reclassification	251
Balance on December 31, 2018	$9,392
Accumulated depreciation and impairment
Balance on January 1, 2018	$(1,087)
Depreciation expense	(21)
Reclassification	(16)
Reversal of impairment loss	19
Balance on December 31, 2018	$(1,105)
Cost
Balance on January 1, 2019	$9,392
Additions	1
Disposal	(6)
Reclassification	(173)
Balance on December 31, 2019	$9,214
Accumulated depreciation and impairment
Balance on January 1, 2019	$(1,105)
Depreciation expense	(25)
Disposal	6
Reclassification	22
Reversal of impairment loss	57
Balance on December 31, 2019	$(1,045)
Cost
Balance on January 1, 2020	$9,214
Additions (Note 16)	1,359
Disposal	(37)
Reclassification	126
Balance on December 31, 2020	$10,662
Accumulated depreciation and impairment
Balance on January 1, 2020	$(1,045)
Depreciation expense	(22)
Reclassification	(1)
Reversal of impairment loss	27
Balance on December 31, 2020	$(1,041)

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount.  Therefore, the Company recognized reversal of impairment losses of $19 million, $57 million and $27 million for the years ended December 31, 2018, 2019 and 2020, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years.  The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2019 and 2020 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers.  Those appraisal reports are based on the comparison approach, income approach or cost approach.  Key assumptions and the fair values were as follows:

December 31
	2019	2020
	NT$	NT$
(In Millions)
Fair value	$18,701	$22,644
Overall capital interest rate	1.03%-4.04%	0.93%-3.03%
Profit margin ratio	12%-20%	12%-20%
Discount rate	—	—
Capitalization rate	0.79%-1.74%	0.73%-2.20%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Year 1	$113	$115
Year 2	91	95
Year 3	71	75
Year 4	61	53
Year 5	39	38
Onwards	96	58
	$471	$434

19.	INTANGIBLE ASSETS

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Carrying amount
Mobile Broadband Concession	$45,672	$89,019
Computer software	931	788
Goodwill	200	246
Others	244	232
	$47,047	$90,285

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2018	$70,144	$3,312	$236	$418	$74,110
Additions-acquired separately	—	485	—	13	498
Disposal	—	(371)	—	(58)	(429)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2018	$70,144	$3,426	$236	$373	$74,179
Accumulated amortization and impairment
Balance on January 1, 2018	$(16,675)	$(2,432)	$(27)	$(93)	$(19,227)
Amortization expenses	(3,957)	(406)	—	(23)	(4,386)
Disposal	—	371	—	58	429
Impairment losses	—	—	—	(51)	(51)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2018	$(20,632)	$(2,467)	$(27)	$(109)	$(23,235)
Balance on December 31, 2018, net	$49,512	$959	$209	$264	$50,944
Cost
Balance on January 1, 2019	$70,144	$3,426	$236	$373	$74,179
Additions-acquired separately	—	358	—	5	363
Disposal	(10,179)	(356)	—	—	(10,535)
Effect of foreign exchange difference	—	—	—	—	—
Others	—	2	—	—	2
Balance on December 31, 2019	$59,965	$3,430	$236	$378	$64,009
Accumulated amortization and impairment
Balance on January 1, 2019	$(20,632)	$(2,467)	$(27)	$(109)	$(23,235)
Amortization expenses	(3,840)	(388)	—	(25)	(4,253)
Disposal	10,179	356	—	—	10,535
Impairment losses	—	—	(9)	—	(9)
Effect of foreign exchange difference	—	—	—	—	—
Balance on December 31, 2019	$(14,293)	$(2,499)	$(36)	$(134)	$(16,962)
Balance on December 31, 2019, net	$45,672	$931	$200	$244	$47,047
Cost
Balance on January 1, 2020	$59,965	$3,430	$236	$378	$64,009
Additions-acquired separately	48,373	226	—	6	48,605
Disposal	—	(338)	—	(3)	(341)
Effect of foreign exchange difference	—	—	—	—	—
Acquired by business combinations (Note 14)	—	1	55	11	67
Others	—	1	—	—	1
Balance on December 31, 2020	$108,338	$3,320	$291	$392	$112,341
Accumulated amortization and impairment
Balance on January 1, 2020	$(14,293)	$(2,499)	$(36)	$(134)	$(16,962)
Amortization expenses	(5,026)	(371)	—	(27)	(5,424)
Disposal	—	338	—	1	339
Impairment losses	—	—	(9)	—	(9)
Effect of foreign exchange difference	—	—	—	—	—
Acquired by business combinations (Note 14)	—	—	—	—	—
Balance on December 31, 2020	$(19,319)	$(2,532)	$(45)	$(160)	$(22,056)
Balance on December 31, 2020, net	$89,019	$788	$246	$232	$90,285

For long-term business development, Chunghwa participated in the 5G mobile broadband license bidding hosted by the NCC and paid the deposit for 5G spectrum bidding amounting to $1,000 million (included in other assets) in October 2019.  Chunghwa paid $48,373 million, including the aforementioned deposit, in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

The concessions are granted and issued by the NCC.  The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter.  The carrying amount of 3G concession fee was fully amortized in December 2018, 4G concession fees will be fully amortized by December 2030 and December 2033, and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years.  Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years.  Goodwill is not amortized.

SENAO evaluated the goodwill that arose in the acquisition of Youth and its subsidiaries at the end of each year.  SENAO determined the smallest identifiable group of assets that generates cash inflows as single cash generating units by business type and evaluated the recoverable amount of those cash generating units by their value in use.  The management of SENAO estimated the cash flow projections based on the financial budgets for the following five years.  Discount rates were 13.7%, 12.3% and 12.1% as of December 31 2018, 2019 and 2020, respectively and were used to calculate the recoverable amount of related cash generating units by discounting aforementioned cash flows.

SENAO concluded the recoverable amount of the goodwill was lower than the carrying value and recognized impairment loss of $9 million and $9 million f for the years ended December 31, 2019 and 2020, respectively.  There was no impairment loss recognized for the year ended December 31, 2018.

SENAO evaluated and determined that the recoverable amount of certain licensed contract was nil and recognized the impairment loss of $51 million for the year ended December 31, 2018.  The recoverable amount was based on the value in use.

The aforementioned impairment losses were included under “other income and expenses” in the statements of comprehensive income.

20.	OTHER ASSETS

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Spare parts	$2,336	$2,156
Refundable deposits	1,879	2,009
Other financial assets	1,000	1,000
Deposit for mobile broadband license bidding (Note 19)	1,000	—
Others	2,316	2,450
	$8,531	$7,615
Current
Spare parts	$2,336	$2,156
Others	94	193
	$2,430	$2,349
Noncurrent
Refundable deposits	$1,879	$2,009
Other financial assets	1,000	1,000
Deposit for mobile broadband license bidding	1,000	—
Others	2,222	2,257
	$6,101	$5,266

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

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months.  In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

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

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2018

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 172/ EUR 5	2019.03	$34.98	Hedging financial assets (liabilities)	$1	$—	$2

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(2)	$1	$—

December 31, 2019

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 84/EUR 2	2020.03	$33.66	Hedging financial assets (liabilities)	$—	$—	$(1)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$1	$—	$—

December 31, 2020

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 201/ EUR 6	2021.03	$34.45	Hedging financial assets (liabilities)	$2	$—	$2

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(2)	$2	$—

2018

Comprehensive Income
Reclassification from Equity to Profit or Loss and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to P/L and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$2	$—	—	$(4)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

2019

Comprehensive Income
Reclassification from Equity to Profit or Loss and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to P/L and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(1)	$—	—	$(2)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

2020

Comprehensive Income
Reclassification from Equity to Profit or Loss and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to P/L and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$2	$—	—	$21	$—
				Construction in progress and equipment to be accepted	Other gains and losses

22.	SHORT-TERM LOANS

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Unsecured bank loans	$90	$67

The annual interest rates of bank loans were as follows:

	December 31
	2019	2020
Unsecured bank loans	1.20%-2.50%	1.12%-2.33%

23.	SHORT-TERM BILLS PAYABLE

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Commercial paper payable	$—	$7,000
Less: Discounts on commercial paper payable	—	$(1)
	$—	$6,999

The annual interest rates of commercial paper payable were as follows:

	December 31
	2019	2020
Commercial paper payable	—	0.34%-0.36%

24.	LONG-TERM LOANS

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Secured bank loans (Note 41)	$1,600	$1,600
Less: Current portion	—	(1,600)
	$1,600	$—

The annual interest rates of bank loans were as follows:

	December 31
	2019	2020
Secured loans	0.92%	0.72%

LED obtained a secured loan from Chang Hwa Bank in September 2010.  Interest is paid monthly.  $300 million and $1,350 million were originally due in December 2014 and September 2015, respectively.  In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment.  LED made an early repayment of $50 million in April 2015.  LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is September 2021.

25.	BONDS PAYABLE

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Unsecured domestic bonds	$—	$20,000
Less: Discounts on bonds payable	—	(20)
	$—	$19,980

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500	0.54%	The same as above
	C	July 2020 to July 2030	3,700	0.59%	The same as above

26.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$15,312	$15,591

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

27.	OTHER PAYABLES

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$9,482	$9,450
Payables to contractors	1,892	1,779
Accrued compensation to employees and remuneration to directors and supervisors	1,441	1,691
Amounts collected for others	1,279	1,308
Payable on land (Note 16)	—	1,057
Payables to equipment suppliers	296	1,049
Accrued maintenance costs	955	1,040
Accrued franchise fees	1,091	785
Others	6,517	5,829
	$22,953	$23,988

28.	PROVISIONS

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Warranties	$173	$182
Onerous contracts	67	171
Employee benefits	59	57
Others	5	5
	$304	$415

Current	$207	$314
Noncurrent	97	101
	$304	$415

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2018	$132	$—	$43	$5	$180
Additional provisions recognized	164	19	9	—	192
Used / forfeited during the year	(164)	—	(1)	—	(165)
Balance on December 31, 2018	$132	$19	$51	$5	$207

Balance on January 1, 2019	$132	$19	$51	$5	$207
Additional provisions recognized	127	48	9	—	184
Used / forfeited during the year	(86)	—	(1)	—	(87)
Balance on December 31, 2019	$173	$67	$59	$5	$304

Balance on January 1, 2020	$173	$67	$59	$5	$304
Additional/(reversal of) provisions recognized	131	92	(2)	—	221
Used / forfeited during the year	(122)	(3)	—	—	(125)
Acquired by business combinations (Note 14)	—	15	—	—	15
Balance on December 31, 2020	$182	$171	$57	$5	$415

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements.  The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.
c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

29.	RETIREMENT BENEFIT PLANS
a.	Defined contribution plans

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

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, SHE, IISI and UTC with the pension mechanism under the Labor Standards Law in the ROC are considered as defined benefit plans.  These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.  The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.  According to the Article 56 in the ROC of the Labor Standards Law, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligations	$41,197	$39,536
Fair value of plan assets	(39,820)	(39,494)
Funded status - deficit	$1,377	$42

Net defined benefit liabilities	$3,505	$3,415
Net defined benefit assets	(2,128)	(3,373)
	$1,377	$42

Movements in the defined benefit obligations and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2018	$37,663	$34,972	$2,691
Current service cost	3,024	—	3,024
Interest expense/interest income	550	544	6
Amounts recognized in profit or loss	3,574	544	3,030
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	875	(875)
Actuarial losses recognized from changes in demographic assumptions	4	—	4
Actuarial losses recognized from changes in financial assumptions	1,273	—	1,273
Actuarial losses recognized from experience adjustments	813	—	813
Amounts recognized in other comprehensive income	2,090	875	1,215
Contributions from employer	—	4,374	(4,374)
Benefits paid	(1,738)	(1,738)	—
Benefits paid directly by the Company	(192)	—	(192)
Balance on December 31, 2018	41,397	39,027	2,370
Current service cost	2,927	—	2,927
Interest expense/interest income	400	390	10
Amounts recognized in profit or loss	3,327	390	2,937
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	1,338	(1,338)
Actuarial losses recognized from changes in demographic assumptions	6	—	6
Actuarial losses recognized from changes in financial assumptions	647	—	647
Actuarial gains recognized from experience adjustments	(842)	—	(842)
Amounts recognized in other comprehensive income	(189)	1,338	(1,527)
Contributions from employer	—	2,099	(2,099)
Benefits paid	(3,034)	(3,034)	—
Benefits paid directly by the Company	(304)	—	(304)
Balance on December 31, 2019	41,197	39,820	1,377
Current service cost	2,052	—	2,052
Interest expense/interest income	298	297	1
Amounts recognized in profit or loss	2,350	297	2,053
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	1,308	(1,308)
Actuarial losses recognized from changes in financial assumptions	590	—	590
Actuarial gains recognized from experience adjustments	(475)	—	(475)
Amounts recognized in other comprehensive income	115	1,308	(1,193)
Contributions from employer	—	1,964	(1,964)
Benefits paid	(3,919)	(3,919)	—
Benefits paid directly by the Company	(263)	—	(263)
Acquired by business combinations (Note 14)	56	24	32
Balance on December 31, 2020	$39,536	$39,494	$42

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Operating costs	$1,796	$1,726	$1,205
Marketing expenses	886	866	603
General and administrative expenses	164	164	121
Research and development expenses	107	103	72
	$2,953	$2,859	$2,001

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

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

The calculation of the present value of defined benefit obligations is referred to the plan participants’ future salary.  Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligations.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligations were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2019	2020
Discount rates	0.75%	0.50%
Expected rates of salary increase	1.20%-2.00%	1.00%-2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(1,275)	$(1,208)
0.5% decrease	$1,356	$1,284
Expected rates of salary increase
0.5% increase	$1,448	$1,372
0.5% decrease	$(1,374)	$(1,303)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligations as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$2,076	$1,932
The average duration of the defined benefit obligations	6.5-14 years	6.4-13 years

As of December 31, 2020, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
NT$
(In Millions)
2021	$3,285
2022	7,056
2023	10,669
2024	11,799
2025 and thereafter	39,497
$72,306

30.	EQUITY
a.	Share capital
1)	Common stocks

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000
Authorized shares	$120,000	$120,000
Number of issued and paid shares	7,757	7,757
Issued and outstanding shares	$77,574	$77,574

Each issued common stock with par value of $10 entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006.  The ADSs were traded on the New York Stock Exchange since July 17, 2003.  As of December 31, 2020, the outstanding ADSs were 220 million common stocks, which equaled 22 million units and represented 2.84% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,
b)	Sell their ADSs, and
c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2018, 2019 and 2020 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2018	$126,045	$—	$1,221	$161	$16	$20,648	$148,091
Unclaimed dividend	—	—	—	—	2	—	2
Partial disposal of interests in subsidiaries	—	—	—	826	—	—	826
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	777	—	—	—	777
Share-based payment transactions of subsidiaries	—	—	11	—	—	—	11
Treasury stock transfer of subsidiaries	—	—	55	—	—	—	55
Balance on December 31, 2018	$126,045	$—	$2,064	$987	$18	$20,648	$149,762

Balance on January 1, 2019	$126,045	$—	$2,064	$987	$18	$20,648	$149,762
Unclaimed dividend	—	—	—	—	1	—	1
Share-based payment transactions of subsidiaries	—	—	(1)	—	—	—	(1)
Balance on December 31, 2019	$126,045	$—	$2,063	$987	$19	$20,648	$149,762

Balance on January 1, 2020	$126,045	$—	$2,063	$987	$19	$20,648	$149,762
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	—	—	—	—	—
Share-based payment transactions of subsidiaries	—	—	26	—	—	—	26
Balance on December 31, 2020	$126,045	$—	$2,089	$987	$21	$20,648	$149,790

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

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2018 and 2019 earnings of Chunghwa approved by the stockholders in their meetings on June 21, 2019 and May 29, 2020 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2018	For Fiscal Year 2019	For Fiscal Year 2018	For Fiscal Year 2019
Cash dividends	$34,746	$32,783	$4.479	$4.226

The appropriations of earnings for 2020 had been proposed by Chunghwa’s Board of Directors on February 23, 2021.  The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Cash dividends	$33,404	$4.306

The appropriations of earnings for 2020 are subject to the resolution of the stockholders’ meeting planned to be held on May 28, 2021.  Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others
1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$883	$538	$735
Unrealized gain or loss for the year
Equity instruments	(345)	197	522
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 9)	—	—	(17)
Ending balance	$538	$735	$1,240

e.	Noncontrolling interests
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$8,470	$9,857	$10,115
Effect of retrospective application of IFRS 16	—	(20)	—
Beginning balance as adjusted	8,470	9,837	10,115
Attributable to noncontrolling interests
Net income for the year	1,024	974	1,285
Exchange differences arising from the translation of the net investment in foreign operations	(3)	8	(14)
Unrealized gain or loss on financial assets at FVOCI	(1)	(26)	(3)
Remeasurements of defined benefit pension plans	(9)	15	17
Income tax relating to remeasurements of defined benefit pension plans	3	(3)	(3)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	1	(1)	(1)
Cash dividends distributed by subsidiaries	(958)	(710)	(775)
Partial disposal of interests in subsidiaries	349	—	—
Share-based payment transactions of subsidiaries	42	22	63
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	700	—	—
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	(2)
Other changes in additional paid-in capital of subsidiaries	—	—	—
Net increase (decrease) in noncontrolling interests	239	(1)	476
Ending balance	$9,857	$10,115	$11,158

31.	REVENUE

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Revenue from contracts with customers	$214,461	$206,360	$206,396
Other revenues
Rental income	640	818	843
Others	382	342	370
	1,022	1,160	1,213
Total	$215,483	$207,520	$207,609

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

2018

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Main Products and Service Revenues
Mobile services revenue	$—	$63,906	$—	$—	$—	$63,906
Sales of products	1,731	35,702	4	251	3,601	41,289
Local telephone and domestic long distance telephone services revenue	29,996	—	—	—	—	29,996
Broadband access and domestic leased line services revenue	22,453	—	—	—	—	22,453
Data Communications internet services revenue	—	—	21,137	—	—	21,137
International network and leased line services revenue	—	—	—	8,724	—	8,724
Others	11,923	1,269	8,509	4,449	806	26,956
	$66,103	$100,877	$29,650	$13,424	$4,407	$214,461

2019

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Main Products and Service Revenues
Mobile services revenue	$—	$58,703	$—	$—	$—	$58,703
Sales of products	1,957	35,545	41	265	3,785	41,593
Local telephone and domestic long distance telephone services revenue	27,929	—	—	—	—	27,929
Broadband access and domestic leased line services revenue	22,116	—	—	—	—	22,116
Data Communications internet services revenue	—	—	21,003	—	—	21,003
International network and leased line services revenue	—	—	—	7,066	—	7,066
Others	13,064	1,142	8,790	4,144	810	27,950
	$65,066	$95,390	$29,834	$11,475	$4,595	$206,360

2020

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Main Products and Service Revenues
Mobile services revenue	$—	$56,724	$—	$—	$—	$56,724
Sales of products	2,214	32,112	107	313	4,645	39,391
Local telephone and domestic long distance telephone services revenue	26,475	—	—	—	—	26,475
Broadband access and domestic leased line services revenue	22,420	—	—	—	—	22,420
Data Communications internet services revenue	—	—	21,447	—	—	21,447
International network and leased line services revenue	—	—	—	3,884	—	3,884
Others	17,695	1,307	10,255	4,485	2,313	36,055
	$68,804	$90,143	$31,809	$8,682	$6,958	$206,396

b.	Contract balances

	January 1	December 31
	2019	2019	2020
	NT$	NT$	NT$
	(In Millions)
Trade notes and accounts receivable (Note 10)	$30,076	$26,408	$22,622
Contract assets
Products and service bundling	$7,123	$6,943	$7,232
Others	109	116	612
Less : Loss allowance	(19)	(17)	(18)
	$7,213	$7,042	$7,826
Current	$4,869	$4,441	$5,331
Noncurrent	2,344	2,601	2,495
	$7,213	$7,042	$7,826
Contract liabilities
Telecommunications business	$8,193	$12,772	$13,602
Project business	4,508	10,360	6,687
Products and service bundling	106	39	16
Others	476	510	421
	$13,283	$23,681	$20,726
Current	$10,688	$16,840	$13,437
Noncurrent	2,595	6,841	7,289
	$13,283	$23,681	$20,726

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.  Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Contract assets
Net increase of customer contracts	$4,126	$6,066	$5,972
Reclassified to trade receivables	(7,532)	(6,405)	(5,681)
	$(3,406)	$(339)	$291
Contract liabilities
Net increase of customer contracts	$16	$22	$7
Recognized as revenues	(194)	(89)	(30)
	$(178)	$(67)	$(23)

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the period that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Telecommunications business	$7,157	$6,186	$5,492
Project business	627	3,973	6,092
Others	324	404	512
	$8,108	$10,563	$12,096

c.	Incremental costs of obtaining contracts
	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Noncurrent
Incremental costs of obtaining contracts	$943	$1,000

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the years ended December 31 2018, 2019 and 2020 were $1,941 million, $1,173 million and $772 million, respectively.

d.	Remaining Performance Obligations

As of December 31, 2020, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $29,501 million.  The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $18,729 million, $9,082 million and $1,690 million in 2021, 2022 and 2023, respectively.  The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2020, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $18,555 million.  The Company recognizes revenues when the project business contract is completed and accepted by customers.  The Company expects to recognize such revenue of $7,977 million, $5,897 million and $4,681 million in 2021, 2022 and 2023, respectively.  Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

32.	NET INCOME
a.	Other income and expenses
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Gain (loss) on disposal of property, plant and equipment	$142	$(38)	$1,428
Impairment loss on property, plant and equipment	—	(93)	—
Gain on disposal of investment properties	—	—	151
Reversal of impairment loss on investment properties	19	57	27
Loss on disposal of intangible assets	—	—	(2)
Impairment loss on intangible assets	(51)	(9)	(9)
Impairment loss on other assets	—	(44)	—
	$110	$(127)	$1,595

b.	Other income
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Dividend income	$396	$296	$246
Rental income	70	85	70
Others	234	150	154
	$700	$531	$470

c.	Other gains and losses
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Foreign currency exchange gain or loss, net	$37	$16	$(47)
Gain or loss on disposal of investments accounted for using equity method	—	151	10
Gain (loss) on disposal of financial instruments	6	4	(2)
Valuation gain or loss on financial assets and liabilities at fair value through profit or loss, net	(21)	(38)	(99)
Others	(68)	(49)	(21)
	$(46)	$84	$(159)
d.	Interest expenses
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Interest paid to financial institutions	$16	$17	$79
Interest on lease liabilities	—	85	80
Interest on bonds payable	—	—	46
Others	2	2	1
	$18	$104	$206
e.	Impairment loss (reversal of impairment loss)
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Contract assets	$19	$(2)	$1
Trade notes and accounts receivable	$805	$(54)	$49
Other receivables	$96	$(69)	$(5)
Inventories	$365	$475	$1,161
Property, plant and equipment	$—	$93	$—
Investment properties	$(19)	$(57)	$(27)
Intangible assets	$51	$9	$9
Other assets	$—	$44	$—

f.	Depreciation and amortization expenses
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$27,461	$26,930	$26,989
Right-of-use assets	—	3,968	3,931
Investment properties	21	25	22
Intangible assets	4,386	4,253	5,424
Incremental costs of obtaining contracts	1,941	1,173	772
Total depreciation and amortization expenses	$33,809	$36,349	$37,138
Depreciation expenses summarized by functions
Operating costs	$25,996	$28,957	$29,056
Operating expenses	1,486	1,966	1,886
	$27,482	$30,923	$30,942
Amortization expenses summarized by functions
Operating costs	$6,085	$5,196	$5,971
Marketing expenses	113	96	100
General and administrative expenses	93	95	82
Research and development expenses	36	39	43
	$6,327	$5,426	$6,196

g.	Employee benefit expenses
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$640	$654	$708
Defined benefit plans	2,953	2,859	2,001
	3,593	3,513	2,709
Share-based payment
Equity-settled share-based payment	17	2	8
Other employee benefit
Salaries	26,204	25,464	26,630
Insurance	2,740	2,746	2,712
Others	14,470	14,430	12,904
	43,414	42,640	42,246
Total employee benefit expenses	$47,024	$46,155	$44,963
Summary by functions
Operating costs	$24,367	$23,587	$23,005
Operating expenses	22,657	22,568	21,958
	$47,024	$46,155	$44,963

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.  As of December 31, 2020, the payables of the employees’ compensation and the remuneration to directors were $1,202 million and $36 million, respectively.  Such amounts have been approved by the Chunghwa’s Board of Directors on February 23, 2021 and will be reported to the stockholders in their meeting planned to be held on May 28, 2021.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2018 and 2019 approved by the Board of Directors on March 19, 2019 and February 26, 2020, respectively, were as follows:

	2018	2019
	Cash	Cash
	NT$	NT$
	(In Millions)
Compensation distributed to the employees	$1,404	$1,126
Remuneration paid to the directors	38	35

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2019 and 2020 of the aforementioned compensation to employees and the remuneration to directors.

33.	INCOME TAX
a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$8,271	$8,109	$8,172
Income tax on unappropriated earnings	(2,070)	(20)	8
Income tax adjustments on prior years	7	(91)	(22)
Others	8	12	19
	6,216	8,010	8,177
Deferred tax
Deferred tax expense (benefits) recognized for the year	208	(63)	(81)
Income tax adjustments on prior years	19	(1)	26
Change in tax rate	(38)	—	—
	189	(64)	(55)
Income tax expense recognized in profit or loss	$6,405	$7,946	$8,122

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$44,986	$41,867	$42,826
Income tax expense calculated at the statutory rate	$8,997	$8,373	$8,565
Nondeductible income and expenses in determining taxable income	227	18	15
Unrecognized deductible temporary differences	1	3	(5)
Unrecognized loss carryforwards	21	7	4
Tax-exempt income	(580)	(148)	(367)
Additional income tax under Alternative Minimum Tax Act	46	—	—
Income tax on unappropriated earnings	(2,070)	(20)	8
Investment credits	(204)	(203)	(131)
Change in tax rate	(38)	—	—
Effect of different tax rates of group entities operating in other jurisdictions	(15)	(9)	10
Income tax adjustments on prior years	26	(92)	4
Others	(6)	17	19
Income tax expense recognized in profit or loss	$6,405	$7,946	$8,122

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

In July 2019, the President of the ROC announced the amendments to the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are used to build or acquire certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings.  The Company has deducted the reinvested capital expenditure while calculating income tax on unappropriated earnings.

b.	Income tax recognized in other comprehensive income
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Deferred tax
Remeasurement on defined benefit pension plans	$(243)	$305	$239
Change in tax rate - defined benefit pension plans	(207)	—	—
Total income tax expense (benefit) recognized in other comprehensive income	$(450)	$305	$239

c.	Current tax assets and liabilities

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - others)	$1	$1
Current tax liabilities
Income tax payable	$5,812	$6,157

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2018

	January 1, 2018	Effect of Retrospective Application of IFRS 9	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,723	$—	$134	$450	$2,307
Allowance for doubtful receivables over quota	289	—	146	—	435
Share of profits of associates and joint ventures accounted for using equity method	331	—	58	—	389
Valuation loss on inventory	23	—	65	—	88
Deferred revenue	106	—	5	—	111
Estimated warranty liabilities	22	—	4	—	26
Accrued award credits liabilities	15	—	(1)	—	14
Others	175	—	(32)	—	143
	2,684	—	379	450	3,513
Loss carryforwards	46	—	(5)	—	41
	$2,730	$—	$374	$450	$3,554

	January 1, 2018	Effect of Retrospective Application of IFRS 9	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2018
	NT$		NT$	NT$	NT$
	(In Millions)
Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,265)	$—	$(567)	$—	$(1,832)
Land value incremental tax	(95)	—	—	—	(95)
Intangible assets	(39)	—	7	—	(32)
Deferred revenue for award credits	(29)	—	(2)	—	(31)
Others	(2)	1	(1)	—	(2)
	$(1,430)	$1	$(563)	$—	$(1,992)

For the year ended December 31, 2019

	January 1, 2019	Effect of Retrospective Application of IFRS 16	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2019
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$2,307	$—	$32	$(305)	$2,034
Allowance for doubtful receivables over quota	435	—	(31)	—	404
Share of profits of associates and joint ventures accounted for using equity method	389	—	13	—	402
Valuation loss on inventory	88	—	53	—	141
Deferred revenue	111	—	(13)	—	98
Estimated warranty liabilities	26	—	8	—	34
Accrued award credits liabilities	14	—	3	—	17
Others	143	26	(68)	—	101
	3,513	26	(3)	(305)	3,231
Loss carryforwards	41	—	(13)	—	28
	$3,554	$26	$(16)	$(305)	$3,259

	January 1, 2019	Effect of Retrospective Application of IFRS 16	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2019
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,832)	$—	$74	$—	$(1,758)
Land value incremental tax	(95)	—	—	—	(95)
Intangible assets	(32)	—	3	—	(29)
Deferred revenue for award credits	(31)	—	2	—	(29)
Others	(2)	—	1	—	(1)
	$(1,992)	$—	$80	$—	$(1,912)

For the year ended December 31, 2020

	January 1, 2020	Acquired by business combinations (Note 14)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2020
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$2,034	$1	$20	$(239)	$1,816
Share of profits of associates and joint ventures accounted for using equity method	402	—	(1)	—	401
Allowance for doubtful receivables over quota	404	—	(39)	—	365
Valuation loss on inventory	141	3	155	—	299
Deferred revenue	98	—	(25)	—	73
Estimated warranty liabilities	34	—	2	—	36
Accrued award credits liabilities	17	—	1	—	18
Others	101	2	2	—	105
	3,231	6	115	(239)	3,113
Loss carryforwards	28	—	(8)	—	20
	$3,259	$6	$107	$(239)	$3,133

	January 1, 2020	Acquired by business combinations (Note 14)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2020
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,758)	$—	$(54)	$—	$(1,812)
Land value incremental tax	(95)	—	—	—	(95)
Deferred revenue for award credits	(29)	—	(1)	—	(30)
Intangible assets	(29)	—	2	—	(27)
Others	(1)	(3)	1	—	(3)
	$(1,912)	$(3)	$(52)	$—	$(1,967)

e.	Items for which no deferred income tax assets have been recognized

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2021	$13	$12
Expire in 2022	10	10
Expire in 2023	8	8
Expire in 2024	8	8
Expire in 2025	15	19
Expire in 2026	8	8
Expire in 2027	3	3
Expire in 2028	1	1
Expire in 2029	—	1
Expire in 2030	—	—
	$66	$70
Deductible temporary differences	$1	$—

f.	Information about unused loss carryforwards

As of December 31, 2020, unused loss carryforwards were as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$14	2021
11	2022
9	2023
8	2024
22	2025
16	2026
3	2027
4	2028
2	2029
2	2030
$91

g.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2017.  Income tax returns of SENAO, ISPOT, Youth, Youyi, SENYOUNG, Aval, CHIEF, CHSI, SHE, CHI, CHPT, SFD, CLPT, CHTSC, HHI, IISI and UTC have been examined by the tax authorities through 2018.  Income tax returns of CHYP, LED, Unigate and CHST have been examined by the tax authorities through 2019.

34.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$37,557	$32,947	$33,419
Assumed conversion of all dilutive potential common stocks
Employee stock options, employee compensation of subsidiaries	(6)	(4)	(7)
Net income used to compute the diluted earnings per share	$37,551	$32,943	$33,412

Weighted Average Number of Common Stocks

(Millions Shares)

	Year Ended December 31
	2018	2019	2020
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee compensation	9	8	8
Weighted average number of common stocks used to compute the diluted earnings per share	7,766	7,765	7,765

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect.  The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

35.	SHARE-BASED PAYMENT ARRANGEMENT
a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
		(In Thousands)	NT$
2012.05.28	2013.05.07	10,000	$66.20 (Original price$93.00)

Each option is eligible to subscribe for one common share when exercisable.  Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TWSE on the higher of closing price or par value.  The SENAO Plan has an exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends.  The options of the SENAO Plan are valid for six years and the graded vesting schedule for which 50% of options granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO modified the plan terms of the outstanding stock options in July 2018, the exercise price changed from $70.70 to $66.20 per share.  The modification did not cause any incremental fair value granted.

No compensation cost was recognized for the years ended December 31, 2018, 2019 and 2020.

Information about SENAO’s outstanding stock options for the years ended December 31, 2018 and 2019 was as follows:

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

As of December 31, 2019 and 2020,, there were no outstanding stock options.

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividend yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of the SENAO Plan.

b.	SENAO transferred the treasury stock

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

SENAO used the fair value method to evaluate share-based payment transaction using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2018
Grant-date share price (NT$)	$51.60
Exercise price (NT$)	$49.28
Dividend yield	—
Risk-free interest rate	0.59%
Expected life	18 days
Expected volatility	8.78%
Weighted average fair value of grants (NT$)	$2.34

Expected volatility was based on the historical share price volatility of SENAO over three months before the grant date.

c.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:
Effective Date	Grant Date	Stock Options Units	Exercise Price
			NT$
2015.11.17	2015.10.22	2,000.00	$34.40 (Original price$43.00)
2017.12.18	2017.12.19	950.00	$132.70 (Original price$147.00)
	2018.10.31	50.00	$138.70 (Original price$147.00)
2020.09.16	2020.11.13	200.00	$206.00

Each option is eligible to subscribe for one thousand common stocks when exercisable.  The options are granted to specific employees that meet the vesting conditions.  The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends.  The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options granted on October 22, 2015 were $1 million and $0.3 million for the years ended December 31, 2018 and 2019, respectively.  No compensation cost was recognized for the year ended December 31, 2020.

The compensation costs for stock options granted on December 19, 2017 were $0.6 million, $0.6 million and $0.2 million for the years ended December 31, 2018, 2019 and 2020, respectively.

The compensation costs for stock options granted on October 31, 2018 were $0.1 million, $0.6 million and $0.3 million for the years ended December 31, 2018, 2019 and 2020, respectively.

The Board of Directors of CHIEF resolved to issue stock options in October 26, 2020 and authorized the chairman to decide the grant date.  Afterwards, the grant date was decided as November 13, 2020.  The compensation costs were $1 million for the year ended December 31, 2020.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June and August 2018 and the exercise price changed from $147.00 to $144.10 and $140.60 per share, respectively.  The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June 2019 and July 2020; therefore, the exercise price changed from $140.60 to $135.60 and $132.70 per share.  The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in June 2019 and July 2020; therefore, the exercise price changed from $147.00 to $141.70 and $138.70 per share.  The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2018, 2019 and 2020 was as follows:

	Year Ended December 31, 2018
	Granted on October 22, 2015		Granted on December 19, 2017		Granted on October 31, 2018
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,936.00	$34.40	950.00	$147.00	—	$—
Options granted	—	—	—	—	50.00	147.00
Options exercised	(1,027.25)	34.40	—	—	—	—
Options forfeited	(26.00)	—	(25.00)	—	—	—
Options outstanding at end of the year	882.75	34.40	925.00	140.60	50.00	147.00
Options exercisable at end of the year	416.50	34.40	—	—	—	—

	Year Ended December 31, 2019
	Granted on October 22, 2015		Granted on December 19, 2017		Granted on October 31, 2018
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	882.75	$34.40	925.00	$140.60	50.00	$147.00
Options exercised	(547.25)	34.40	—	—	—	—
Options forfeited	(21.25)	—	(28.00)	—	(4.00)	—
Options outstanding at end of the year	314.25	34.40	897.00	135.60	46.00	141.70
Options exercisable at end of the year	314.25	34.40	448.50	135.60	—	—

	Year Ended December 31, 2020
	Granted on October 22, 2015		Granted on December 19, 2017		Granted on October 31, 2018		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	314.25	$34.40	897.00	$135.60	46.00	$141.70	—	$—
Options granted	—	—	—	—	—	—	200	206.00
Options exercised	(314.25)	34.40	(448.50)	135.60	(21.00)	138.70	—	—
Options forfeited	—	—	(21.00)	—	(4.00)	—	—	—
Options outstanding at end of the year	—	—	427.50	132.70	21.00	138.70	200.00	206.00
Options exercisable at end of the year	—	—	213.75	132.70	—	—	—	—

As of December 31, 2019, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$34.40	314.25	0.81	$34.40	314.25	$34.40

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$135.60	897.00	2.96	$135.60	448.50	$135.60
Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$141.70	46.00	3.83	$141.70	—	$—

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$132.70	427.50	1.96	$132.70	213.75	$132.70

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$138.70	21.00	2.83	$138.70	—	$—

Granted on November 13, 2020
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$206.00	200.00	4.87	$206.00	—	$—

As of December 31, 2020, all the stock options granted on October 22, 2015 were exercised or forfeited.

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on October 22, 2015	Stock Options Granted on December 19, 2017	Stock Options Granted on October 31, 2018	Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$39.55	$95.92	$166.00	$356.00
Exercise price (NT$)	$43.00	$147.00	$147.00	$206.00
Dividend yield	—	—	—	—
Risk-free interest rate	0.86%	0.62%	0.72%	0.18%
Expected life	5 years	5 years	5 years	5 years
Expected volatility	21.02%	17.35%	16.60%	34.61%
Weighted average fair value of grants (NT$)	$4,863	$2,318	$33,540	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.  The expected volatilities for the options granted from 2015 to 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

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

CHIEF used the fair value method to evaluate the options granted to employees on May 22, 2018 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 22, 2018
Grant-date share price (NT$)	$156.41
Exercise price (NT$)	$170.00
Dividend yield	—
Risk-free interest rate	0.34%
Expected life	7 days
Expected volatility	14.33%
Weighted average fair value of grants (NT$)	$—

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

e.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 stock options that are granted to specific employees that meet the vesting conditions on December 20, 2019.  Each option is eligible to subscribe for one thousand common stocks when exercisable, and the exercise price is $19.085. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks.  The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs of stock options granted were $0.2 million and $5.7 million for the years ended December 31, 2019 and 2020, respectively.

Information about CHTSC’s outstanding stock options for the years ended December 31, 2019 and 2020 was as follows:

	Year Ended December 31,
	2019		2020
	Granted on December 20, 2019		Granted on December 20, 2019
	Number of Options	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
		NT$		NT$
Employee stock options
Options outstanding at beginning of the year	—	$—	4,500	$19.085
Options granted	4,500	19.085	—	—
Options forfeited	—	—	(172)	—
Options outstanding at end of the year	4,500	19.085	4,328	19.085
Options exercisable at end of the year	—	—	1,082	19.085

As of December 31, 2019, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$19.085	4,500	4.97	$19.085	—	$—

As of December 31, 2020, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$19.085	4,328	3.97	$19.085	1,082	$19.085

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$20.17
Exercise price (NT$)	$19.085
Dividend yield	12.49%
Risk-free interest rate	0.54%
Expected life	5 years
Expected volatility	42.41%
Weighted average fair value of grants (NT$)	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

f.	IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,335 and 1,665 options in August 2013 and January 2014, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable.  The options are granted to specific employees of IISI and its subsidiaires that meet the vesting conditions.  The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest two years after the grant date.  The exercise price of the original options is $14 per share.  After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescibed formula.

 No compensation cost of stock options granted was recognized for the six months ended December 31, 2020.

Information about IISI’s outstanding stock options for the year ended December 31, 2020 was as follows:

	Year Ended December 31, 2020
	Granted in August 2013		Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—	—	$—
Options outstanding upon the date of business combination	1,022.96	14.00	580.00	14.00
Options exercised	(432.50)	14.00	(50.00)	14.00
Options forfeited	(590.46)	—	—	—
Options outstanding at end of the year	—	—	530.00	14.00
Options exercisable at end of the year	—	—	530.00	14.00

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted in January 2014
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$14.00	530.00	0.04	$14.00	530.00	$14.00

As of December 31, 2020, the options granted to employees in 2013 have been fully exercised or forfeited.

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted in August 2013	Stock Options Granted in January 2014
Grant-date share price (NT$)	$12.51	$14.51
Exercise price (NT$)	$14.00	$14.00
Dividend yield	6%	6%
Risk-free interest rate	1.20%-1.39%	1.16%-1.32%
Expected life	4.5-5.5 years	4.5-5.5 years
Expected volatility	36.01%-36.62%	35.28%-35.97%
Weighted average fair value of grants (NT$)	$12.51	$14.51

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

36.	NON-CASH TRANSACTIONS

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing activities	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Increase in property, plant and equipment	$27,979	$23,164	$25,195
Other payables	571	1,002	(1,684)
Acquisition of property, plant and equipment	$28,550	$24,166	$23,511

Increase in investment properties	$6	$1	$1,359
Trade-in investment properties from asset exchange transaction (Note 16)	—	—	(1,305)
Acquisition of investment properties	$6	$1	$54

Increase in intangible assets	$498	$363	$48,605
Changes in other assets	—	—	(1,000)
Acquisition of intangible assets	$498	$363	$47,605

Disposal of property, plant and equipment, net	$122	$86	$307
Gain (loss) on disposal of property, plant and equipment	142	(38)	1,428
Trade-in investment properties from asset exchange transaction (Note 16)	—	—	(1,305)
Changes in other payables	—	—	(80)
Changes in other current monetary assets	—	—	(31)
Proceeds from disposal of property, plant and equipment	$264	$48	$319

Financing activities

	Balance on January 1, 2019	Cash Flows from Financing Activities	Changes in Non-Cash Transactions		Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2019
	Balance on January 1, 2019	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2019
	NT$	NT$	NT$	NT$	NT$	NT$
(In Millions)
Lease liabilities	$10,340	$(3,728)	$3,803	$(572)	$(85)	$9,758

	Balance on January 1, 2020	Cash Flows from Financing Activities	Changes in Non-Cash Transactions			Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2020
	Balance on January 1, 2020	Cash Flows from Financing Activities	New Leases	Acquired by business combination (Note 14)	Others	Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2020
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
(In Millions)
Lease liabilities	$9,758	$(3,683)	$3,796	$71	$(265)	$(80)	$9,597

37.	CAPITAL MANAGEMENT

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

The management reviews the capital structure of the Company as needed.  As part of this review, the management considers the cost of capital and the risks associated with each class of capital.  According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

38.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$779	$687
Hedging financial assets	—	2
Financial assets at amortized cost (Note a)	71,852	62,405
Financial assets at FVOCI	7,154	7,193
Financial liabilities
Measured at FVTPL
Held for trading	—	—
Measured at amortized cost (Note b)	34,434	62,557

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, short-term bills payable, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans, short-term bills payable and bonds payable.  The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks.  These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

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

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Assets
USD	$5,782	$2,711
EUR	12	15
SGD	225	170
JPY	17	22
RMB	9	30
HKD	—	69
Liabilities
USD	4,121	768
EUR	206	957
SGD	1,263	1,049
JPY	14	10
RMB	—	—
HKD	15	8

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Assets
USD	$—	$—
EUR	—	4
Liabilities
USD	—	—
EUR	—	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY, RMB and HKD as listed above.

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

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$(55)	$83	$97
EUR	(59)	(10)	(47)
SGD	4	(52)	(44)
JPY	—	—	1
RMB	—	—	1
HKD	—	(1)	3
Derivatives (b)
USD	3	1	(19)
EUR	10	3	3
Equity
Derivatives (c)
EUR	9	4	10

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$30,947	$24,218
Financial liabilities	9,758	36,576
Cash flow interest rate risk
Financial assets	7,681	9,306
Financial liabilities	1,690	1,667

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $19 million, $15 million and $19 million for the years ended December 31, 2018, 2019 and 2020, respectively.  This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loans.

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

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2018 would have increased/decreased by $26 million and $347 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.  If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2019 would have increased/decreased by $39 million and $358 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2020 would have increased/decreased by $34 million and $360 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company.  The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

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

December 31, 2019

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$36,387	$—	$2,532	$4,748	$—	$43,667
Floating interest rate instruments	0.98	50	10	30	1,600	—	1,690
		$36,437	$10	$2,562	$6,348	$—	$45,357

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,310	$4,394	$1,581	$645	$9,930

December 31, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$37,749	$—	$2,476	$4,827	$—	$45,052
Floating interest rate instruments	0.78	—	7	1,660	—	—	1,667
Fixed interest rate instruments	0.50	7,000	—	—	8,800	11,200	27,000
		$44,749	$7	$4,136	$13,627	$11,200	$73,719

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,397	$4,240	$1,691	$409	$9,737

The following table detailed the Company’s liquidity analysis for its derivative financial instruments.  The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2019
Gross settled
Forward exchange contracts
Inflows	$26	$135	$—	$—	$161
Outflows	26	135	—	—	161
	$—	$—	$—	$—	$—
December 31, 2020
Gross settled
Forward exchange contracts
Inflows	$—	$635	$—	$—	$635
Outflows	—	631	—	—	631
	$—	$4	$—	$—	$4

2)	Financing facilities

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Unsecured bank loan facility
Amount used	$121	$7,068
Amount unused	46,109	59,277
	$46,230	$66,345
Secured bank loan facility
Amount used	$1,600	$1,600
Amount unused	1,340	20
	$2,940	$1,620

39.	FAIR VALUE INFORMATION

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

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	December 31, 2019		December 31, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$—	$—	$19,980	$20,078

The fair value of bonds payable is measured using Level 2 inputs.  The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$—	$—	$—
Listed stocks	1	—	—	1
Non-listed stocks	—	—	778	778
	$1	$—	$778	$779
Hedging financial assets	$—	$—	$—	$—
Financial assets at FVOCI
Listed stocks	$2,454	$—	$—	$2,454
Non-listed stocks	—	—	4,700	4,700
	$2,454	$—	$4,700	$7,154
Financial liabilities at FVTPL
Derivatives	$—	$—	$—	$—

December 31, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$2	$—	$2
Listed stocks	8	—	—	8
Non-listed stocks	—	—	677	677
	$8	$2	$677	$687
Hedging financial assets	$—	$2	$—	$2
Financial assets at FVOCI
Listed stocks	$2,754	$—	$—	$2,754
Non-listed stocks	—	—	4,439	4,439
	$2,754	$—	$4,439	$7,193
Financial liabilities at FVTPL
Derivatives	$—	$—	$—	$—

There were no transfers between Levels 1 and 2 for the years ended December 31, 2018, 2019 and 2020.

The reconciliations for financial assets measured at Level 3 are listed below:

2018

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2018	$543	$3,925	$4,468
Acquisition	—	290	290
Recognized in profit or loss under “Other gains and losses”	(26)	—	(26)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(175)	(175)
Proceeds from return of investees	—	(7)	(7)
Balance at December 31, 2018	$517	$4,033	$4,550
Unrealized loss in 2018	$(26)

2019

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2019	$517	$4,033	$4,550
Acquisition	300	—	300
Recognized in profit or loss under “Other gains and losses”	(39)	—	(39)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	676	676
Proceed from return of investments	—	(9)	(9)
Balance at December 31, 2019	$778	$4,700	$5,478
Unrealized loss in 2019	$(39)

2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2020	$778	$4,700	$5,478
Reclassified from investments accounted for using equity method	—	2	2
Recognized in profit or loss under “Other gains and losses”	(101)	—	(101)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(263)	(263)
Balance at December 31, 2020	$677	$4,439	$5,116
Unrealized loss in 2020	$(101)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.
2)

For derivatives, fair values are estimated using discounted cash flow model.  Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

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

	December 31
	2019	2020
Discount for lack of marketability	13.73%-20.00%	14.73%-20.00%
Noncontrolling interests discount	21.45%-25.00%	17.29%-25.00%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table.  When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Discount for lack of marketability 5% decrease	$342	$320
Noncontrolling interests discount 5% decrease	$54	$47

40.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa.  Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices.  Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant.  However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate (Note 2)
Taiwan International Ports Logistics Corporation	Associate
International Integrated Systems, Inc.	Subsidiary (Note 1)
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family

Company	Relationship
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Chunghwa Post Co., Ltd.	Government-related entity as Chunghwa Telecom

(Concluded)

Note 1:  IISI was an associate and has become a subsidiary starting from July 1, 2020.  Please refer to Note 14 (c).  All transactions between the Company were eliminated upon consolidation since the acquisition date.

Note 2: UUPON was previously an associate.  As the Company did not participate in the capital increase of UUPON in October 2020; therefore, the Company lost its significant influence over UUPON.  Since then, UUPON was no longer a related party of the Company.  Please refer to Note 15.

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note.  Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties.  When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements.  Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions
	Revenues
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Associates	$344	$274	$1,508
Others	94	76	66
	$438	$350	$1,574
	Operating Costs and Expenses
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Associates	$1,304	$964	$715
Others	75	76	68
	$1,379	$1,040	$783
2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
		(In Millions)
Associates	$31	$41	$37
Others	—	4	3
	$31	$45	$40

3)	Receivables

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Associates	$10	$229
Others	7	1
	$17	$230
4)	Contract liabilities-current
	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Associates	$—	$183

5)	Payables

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Associates	$651	$643
Others	3	3
	$654	$646
6)	Customers’ deposits

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Associates	$8	$5
7)	Acquisition of property, plant and equipment

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Associates	$312	$242	$375
Others	—	—	—
	$312	$242	$375
8)	Acquisition of property, plant and equipment
	Proceeds		Gain on Disposal
	Year Ended December 31		Year Ended December 31
	2019	2020	2019	2020
Others	$—	$386	$—	$310

9)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SGD$261 million), including a prepayment of $3,068 million at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation.  ST-2 satellite was launched in May 2011 and began its official operation in August 2011.

2018

The total rental expense for the year ended December 31, 2018 was $394 million, which consisted of an offsetting credit of the prepayment of $204 million and an additional accrual of $190 million.  The prepaid rents (classified as prepayments) as of December 31, 2018, was as follows:

December 31,
2018
NT$
(In Millions)
Prepaid rents - current	$205
Prepaid rents - noncurrent	1,346
$1,551

Starting from 2019

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of December 31, 2019 and 2020 were as follows:

	December 31,
	2019	2020
	NT$	NT$
	(In Millions)
Lease liabilities - current	$188	$182
Lease liabilities - noncurrent	1,024	817
	$1,212	$999

The interest expense recognized for the aforementioned lease liabilities for the years ended December 31, 2019 and 2020 were $11 million and $9 million, respectively.

c.	Compensation of key management personnel

The compensation of directors and other key management personnel for the years ended December 31, 2018, 2019 and 2020 were as follows:

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
		(In Millions)
Short-term employee benefits	$282	$263	$290
Post-employment benefits	10	9	11
Share-based payment	9	—	—
	$301	$272	$301

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, custom duties of the imported materials and warranties of contract performance.

	December 31
	2019	2020
	NT$	NT$
	(In Millions)
Property, plant and equipment	$2,491	$2,462
Land held under development (included in inventories)	1,999	1,999
Restricted assets (included in other assets - others)	3	209
	$4,493	$4,670

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2020 were as follows:

a.	Acquisitions of land and buildings of $119 million.
b.	Acquisitions of telecommunications related inventory and equipment of $26,815 million.
c.	Unused letters of credit amounting to $10 million.
d.

A commitment to contribute $2,000 million to a Piping Fund administered by the Taipei City Government, of which $1,000 million was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000 million upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

43.	SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

The Company disposed of its remaining investment in China Airlines, Ltd. in January and February 2021 at fair value amounting to $2,635 million. The related unrealized gain on investments in equity instruments at fair value through other comprehensive income of $94 million was transferred from other equity to retained earnings upon the disposal.

44.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 and determined that there were no significant impacts on the Company’s financial statements as of the date the consolidated financial statements were authorized for issue.  The Company will continue to monitor developments of the pandemic and assess the related impacts.

45.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services.  The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets.  Segment information is provided to the CEO who allocates resources and assesses segment performance.  The Company’s measure of segment performance is mainly based on revenues and income before income tax.  The Company’s reportable segments are as follows:

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

The accounting policies of the operating segments are the same as those described in Note 3.

a.	Segment revenues and operating results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2018
Revenues
From external customers	$66,753	$100,937	$29,813	$13,435	$4,545	$215,483
Intersegment revenues	17,125	1,702	4,038	2,234	5,008	30,107
Segment revenues	$83,878	$102,639	$33,851	$15,669	$9,553	245,590
Intersegment elimination						(30,107)
Consolidated revenues						$215,483
Segment income (loss) before income tax	$18,243	$15,328	$11,944	$1,024	$(1,553)	$44,986

Year ended December 31, 2019
Revenues
From external customers	$65,728	$95,469	$30,091	$11,485	$4,747	$207,520
Intersegment revenues	16,065	1,564	3,951	2,079	4,914	28,573
Segment revenues	$81,793	$97,033	$34,042	$13,564	$9,661	236,093
Intersegment elimination						(28,573)
Consolidated revenues						$207,520
Segment income (loss) before income tax	$19,537	$11,250	$12,515	$799	$(2,234)	$41,867

Year ended December 31, 2020
Revenues
From external customers	$69,469	$90,230	$32,115	$8,695	$7,100	$207,609
Intersegment revenues	15,930	1,536	3,966	1,875	5,369	28,676
Segment revenues	$85,399	$91,766	$36,081	$10,570	$12,469	236,285
Intersegment elimination						(28,676)
Consolidated revenues						$207,609
Segment income (loss) before income tax	$22,504	$8,777	$13,120	$829	$(2,404)	$42,826

b.	Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2018

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$509	$509
Interest income	$18	$12	$19	$28	$120	$197
Interest expenses	$—	$—	$—	$—	$18	$18
Operating costs and expenses	$59,430	$73,901	$13,766	$13,279	$11,573	$171,949
Depreciation and amortization	$15,027	$13,788	$3,121	$1,425	$448	$33,809
Capital expenditure	$12,693	$10,664	$2,729	$1,348	$1,116	$28,550
Reversal of impairment loss on investment properties	$19	$—	$—	$—	$—	$19
Impairment loss on intangible assets	$—	$51	$—	$—	$—	$51

For the year ended December 31, 2019

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$459	$459
Interest income	$15	$9	$20	$41	$166	$251
Interest expenses	$5	$58	$1	$12	$28	$104
Operating costs and expenses	$56,269	$72,952	$13,850	$11,427	$12,249	$166,747
Depreciation and amortization	$14,842	$16,254	$2,914	$1,547	$792	$36,349
Capital expenditure	$12,071	$7,773	$1,425	$1,117	$1,780	$24,166
Impairment loss on property, plant and equipment	$—	$—	$—	$—	$93	$93
Reversal of impairment loss on investment properties	$57	$—	$—	$—	$—	$57
Impairment loss on intangible assets	$—	$9	$—	$—	$—	$9
Impairment loss on other assets	$13	$—	$13	$—	$18	$44

For the year ended December 31, 2020

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$244	$244
Interest income	$13	$5	$17	$22	$59	$116
Interest expenses	$6	$56	$1	$10	$133	$206
Operating costs and expenses	$59,371	$69,211	$15,241	$8,573	$14,447	$166,843
Depreciation and amortization	$14,250	$17,800	$2,669	$1,450	$969	$37,138
Capital expenditure	$11,483	$8,827	$1,397	$779	$1,025	$23,511
Gain (loss) on disposal of property, plant and equipment	$1,442	$(3)	$—	$—	$(11)	$1,428
Gain on disposal of investment properties	$151	$—	$—	$—	$—	$151
Reversal of impairment loss on investment properties	$27	$—	$—	$—	$—	$27
Impairment loss on intangible assets	$—	$9	$—	$—	$—	$9

c.	Main products and service revenues

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Mobile services revenue	$63,906	$58,703	$56,724
Sales of products	41,289	41,593	39,391
Local telephone and domestic long distance telephone services revenue	29,996	27,929	26,475
Broadband access and domestic leased line services revenue	22,453	22,116	22,420
Data communications internet services revenue	21,137	21,003	21,447
International network and leased line services revenue	8,724	7,066	3,884
Others	27,978	29,110	37,268
	$215,483	$207,520	$207,609

d.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC.  The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services.  The geographic information for revenues was as follows:

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$205,696	$197,895	$200,881
Overseas	9,787	9,625	6,728
	$215,483	$207,520	$207,609

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, and Thailand and except for $4,063 million and $3,746 million as of December 31, 2019 and 2020, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.	Major customers

As of December 31, 2018, 2019 and 2020, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.