Form 20-F
period 2021-12-31
CHUNGHWA TELECOM CO LTD
filed 2022-04-15
CIK 1132924

OFAC notes

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
21-3 Hsinyi Road, Section 1, Taipei, Taiwan 10048, Republic of China
(Address of principal executive offices)
Cho-Fen (Angela) Tsai
21-3 Hsinyi Road, Section 1, Taipei 10048, ☒
Taiwan, Republic of China
Tel: +886 2 2344-5488
E-mail: chtir@cht.com.tw
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value NT$10 per share	N/A	New York Stock Exchange*
American Depositary Shares, as evidenced by American Depositary Receipts, each representing 10 Common Shares	CHT	New York Stock Exchange

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

FISCAL YEAR ENDED DECEMBER 31, 2021

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

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars. For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2021 have been translated into U.S. dollar amounts using US$1.00=NT$27.74, set forth in the statistical release of the Federal Reserve Board on December 30, 2021. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 6, 2022, the exchange rate was NT$28.67 to US$1.00.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

This annual report contains forward-looking statements, including statements regarding:

•	general local and global economic conditions;
•	the political stability of our local region;
•	our business and operating strategies;
•	our network expansion plans;
•	our business, operations and prospects;
•	our financial condition and results of operations;
•	our dividend policy;
•	the telecommunications industry regulatory environment in Taiwan;
•	future developments in the telecommunications industry in Taiwan; and
•	possible disruptions in commercial activities caused by natural and human-induced disasters, and outbreaks of contagious diseases such as the COVID-19 pandemic.

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

A. [Reserved]

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

As a telecommunications service provider in Taiwan, we are subject to extensive regulation. The ROC Telecommunications Management Act, or the TMA, was passed by the Legislative Yuan on May 31, 2019 and promulgated by the President on June 26, 2019, with part of the provisions taking effect on July 1, 2020, and the remaining provisions regarding frequency allocation on November 1, 2020. According to the TMA, within three years of its effective date, the existing telecommunications enterprises shall register themselves with the NCC and become subject to the TMA. We have filed an application for the registration on July 31, 2020, and received the approval from the NCC on September 30, 2020. Since then, we have become subject to the TMA. See “Item 4. Information on the Company—B. Business Overview—Regulation” for more information on the regulatory environment applicable to us. Furthermore, pursuant to the TMA, as we have been designated by the NCC as a dominant Type I service provider of fixed communications under the Telecommunications Act before the TMA becomes effective, we shall continue to be subject to the NCC’s supervision under the Telecommunications Act and the relevant implementation measures until the NCC designates our significant position in the specific market and adopts special implementation measures based on the TMA.

In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. As a dominant Type I service provider under the Telecommunications Act, we are constrained in our ability to raise prices. On March 5, 2020, the NCC announced a tariff reduction in local network business and long distance network business effective from April 1, 2020 to March 31, 2024, which applies to us, being one of the dominant Type 1 service providers in local network business and long distance network business. See “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

On December 14, 2020, the NCC issued a notice for the promulgation of the “Upper Limit on Access Charge for Mobile Broadband Operators,” which applies to all mobile broadband operators and is effective from January 1, 2021 to June 30, 2023. During the aforementioned effective term, the upper limit of mobile interconnection fees decreases year by year from NT$0.525 per minute in 2021 to NT$0.482 per minute in 2022, and then to NT$0.443 per minute in 2023 until June 30, 2023. The decrease of the upper limit on mobile access charges from 2021 to 2023 reduces the revenue as well as the expenses of the Company, and may cause an impact on the service price within the mobile market. The decrease of the upper limit on mobile access charges from 2021 to 2023 will reduce the revenue as well as the expenses of the Company, and may cause an impact on the service price in the mobile market.

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

NCC made a pre-announcement of the “Delimitation of Specific Telecommunications Service Markets” on December 20, 2021 for the delimitation of five specific telecommunications service markets, which will be the fixed-line voice market, fixed-line broadband market, fixed-line wholesale market, fixed-line voice access market, and the mobile voice access market. The specific telecommunications service markets are deemed required ex ante regulation for their lack of effective competition. CHT is predicted to be designated as the enterprise with significance in the aforementioned markets except for the voice access markets. The purpose of the delimitation of specific telecommunications service markets is to extend the control of the “Dominant Market Player” under the Telecommunications Act, and we will keep looking for the opportunity to strive for looser regulation.

The promulgation of “Ministry of Digital Development Organization Act” and the amendment of “Ministry of Transportation Organization Act” and “National Communications Commission Organization Act” were passed the three readings on December 28, 2021 by the Legislative Yuan. According to the aforementioned acts regarding organization reform, the Executive Yuan will establish the “Ministry of Digital Development” to integrate five main areas: telecommunications, information, cyber security, Internet and communications, and to overrule the work of infrastructure, environment, resource planning, and the digital transformation of public and private entities. The “Cyber Security Administration”, overseeing the protection of national cyber security, and the “Digital Industry Administration”, overseeing the development of digital economic industry, will be established under the Ministry of Digital Development. The management of communications resources, which are now governed by the National Communications Commission, and the planning of integral communications resources and the policy of industry subsidies and incentives, which are now governed by the Ministry of Transportations, will be transferred to the Ministry of Digital Development. It is expected that the Ministry of Digital Development will be launched in July 2022, at the earliest, and the policy-making uncertainties and communication costs caused by the assignment of authority and responsibility during the transitional period may increase and, in turn, affect our business.

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

Information on the Company—B. Business Overview—Regulation” for a discussion of the FTA applicable to us. We have been investigated and penalized by the FTC in the past and may continue to be investigated or penalized by the FTC in the future if we fail to comply with the relevant regulations. As the FTA provides the FTC broad discretion to interpret cartel or other anti-competition actions and enforce the relevant clauses under the FTA and FTC might take a different view of our existing business operation in the wake of advancement of global regulatory trend, we are unable to predict whether or when the FTC would initiate investigations on any of our daily business activities or find us liable for violating the FTA in the future. The investigations of any penalties imposed by the FTC could interrupt our provision of products or services and have a negative impact on our reputation, business operations and results of operations.

If we do not or are unable to obtain and maintain the approvals to operate our business, our business prospects and future results of operations would be adversely affected.

We operate our businesses with approvals granted by the government. If these approvals are revoked or suspended or are not renewed, or if we are unable to obtain any additional licenses that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer.

For example, in November 2017, we obtained 4G mobile broadband services spectrum licenses in 1800MHz and 2100MHz frequency bands from the government, which are valid until the end of 2030 and 2033, respectively. Although the obtained license expired in September 2020 due to changes of regulatory law, our right to use the spectrums are continuing during the period. Furthermore, the NCC held the auction for the fifth generation license, or 5G, mobile networks in December 2019, and we obtained spectrum in 3.5GHz and 28GHz frequency bands in February 2020. However, if we fail to obtain approval from the government for any of the above purposes, our business, operating results and financial condition may be materially and adversely affected.

If we are unable to successfully acquire and maintain the rights to use the frequency spectrums that we may need for our future business operations, our business prospects and future results of operations may be materially and adversely affected.

Market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs or spend more on marketing.

The competitive landscape of the telecommunications industry in Taiwan is constantly changing. As of the date of this annual report, there are five mobile network operators in Taiwan providing mobile broadband services including us, and the degree of concentration of the telecommunication industry in Taiwan has been increasing in recent years. A few leading telecommunications service providers are seeking to enhance their competitiveness through mergers and acquisitions. Moreover, telecommunications service providers are making efforts to develop alliances and consolidation to achieve economies of scale resulting in the increasing concentration level of the Taiwan telecommunications market. The increased market concentration could adversely affect our competitive position.

We compete mainly by our leading 5G service and the design of effective tariffs. In 2021, the strategy of our mobile business was to focus on promoting the highest quality of 5G service to our customers. More customers upgrading to 5G plans will increase the possibility to raise our mobile services revenue. However, mobile network operators might offer aggressive promotional programs to attract consumers, such as unlimited low-priced data plans. We cannot assure you that we will be able to constantly raise our revenues from mobile broadband services in light of the current market landscape, which still could have a material adverse effect on our business prospects and our future results of operations.

Cable operators mainly promote high-speed internet access and TV converging solutions, and the bundled price is about 10% to 20% off ours. Furthermore, they offer low-price promotions about 40% to 60% off ours for competitors’ users, and expand sales channels through cross-industry alliances, such as kbro Co., Ltd., or kbro, in alliance with momo.com Inc., and China Network System Co., Ltd., or CNS, in alliance with Far Eastern Group. Competitors may also roll out aggressive marketing plans such as bundling broadband internet and 4G/5G mobile services to stir the market. As a result, we could face increased competition for our broadband access and Multimedia on Demand, or MOD, and mobile services. If we are unable to compete successfully with the cable operators for broadband access and MOD services, our results of operations could be impacted.

Also, our over the top, or OTT, business may not be able to compete with video streaming providers such as Disney+, HBO GO, and Netflix, etc., some of which invest extensively in the contents and productions of original movies and TV series. Although in the face of such competition, we have invited other OTT providers to provide contents onto our platform, strengthened the cooperation with the suppliers of seven major Hollywood film companies and nearly 50 independent film companies, and further enhanced the exclusive cooperation with Netflix, to provide better user experience with more diverse contents, we do not rule out the possibility that our OTT customers may be attracted by other video streaming providers’ massive and exclusive titles, and our OTT business growth might slow down and be limited.

As the mobile data access speeds have increased as technologies advanced, many of our customers have replaced fixed broadband services with high-speed mobile broadband services. Rates of customer growth have declined in our fixed broadband and may decline further, which may bring about further decreases in tariff rates and necessitate increases in our selling and marketing expenses. Any of these developments could adversely affect our business, financial condition and results of operations.

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters.

Taiwan is susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. In 2021, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$3.4 million (US$0.1 million).

Our ability to deliver services could also be disrupted by systems failure, shutdown in our networks or other unanticipated problems at our facilities. In 2021, our submarine cable was broken one time, causing the suspension of our fixed line services, MOD, broadband access and mobile services in Juguang township, the southernmost of the Matsu Islands. The cable break was due to the removal of sand and gravel by a Chinese sand pumper dredger.

Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

Our long-term international bandwidth supply may be disrupted by unexpected delays for new international submarine cables.

The intensifying geopolitical conflicts have caused unexpected delays on operational and construction permit applications for several submarine cables in the South China Sea. In particular, the construction of our new submarine cable, SJC2, which connects various countries in the Asia Pacific region, has been delayed unexpectedly. The target service commencement date was pushed back to the third quarter of 2023, which is more than two years later than the original plan.

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

We cannot assure you that services enabled by the new technologies we are implementing, such as 5G, IDC, PSTN migration, international submarine cables, Internet of Things, or IoT, Software-Defined Networking, or SDN, Network Functions Virtualization, or NFV, LTE WLAN Aggregation, or LWA, License Assisted Access, or LAA, Voice over LTE, or VoLTE, Wi-Fi Calling, Artificial Intelligence, or AI, Augmented Reality, or AR, Virtual Reality, or VR, Multi-access Edge Computing, or MEC, Open Radio Access Network, or O-RAN, will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in the deployment of these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost-effective. We have also purchased equipment and technology infrastructure to establish our 5G network from suppliers across the globe, including Europe.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized an impairment loss for investment properties, property, plant and equipment as well as intangible assets in the past. In 2021, we concluded that the recoverable amount representing the fair value less costs to sell of investment properties was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$83.0 million (US$3.0 million) for investment properties and the amount was recognized only to the extent of impairment losses that had been recognized in prior years. In 2021, we evaluated and determined that the recoverable amount of the certain right-of-use assets was nil and recognized an impairment loss of NT$420 million (US$15.2 million) as a result.

In 2021, our subsidiary, Senao International Co., Ltd., or SENAO, evaluated the goodwill that arose in the acquisition of Youth Co., Ltd. and its subsidiaries, or Youth, and concluded that the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss on intangible assets of NT$29.0 million (US$1.0 million).

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

We may also make equity investments in companies from time to time, but we cannot assure you of their profitability, and whether any losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. For example, we invested NT$4.19 billion in Next Commercial Bank Co., Ltd., or NCB in 2020. Though the bank serves as a pivotal strategic investment for our Company’s Fintech strategy, in the long run, it is still at an early stage and has yet to generate profits.

Changes in technology may render our current technologies obsolete or require us to obtain licenses for introducing new services or make substantial capital investments, and our failure to obtain financing of which or to successfully manage our liquidity and cash flows could have an adverse impact on our business, results of operations and financial conditions.

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

In addition, the cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future in order to effectively respond to technological changes, such as the continued expansion of our fiber optic networks and mobile broadband networks. To meet the increasingly robust high-bandwidth requirements of digital convergence services, we continue to expand construction of fiber optic networks, including passive optical networks, or PONs, and optical distribution networks, or ODNs. After we obtained 5G mobile broadband services spectrum in 3.5 GHz and 28 GHz frequency bands, we started to construct our 5G mobile broadband network. To the extent these expenditures exceed our cash resources, we have already sought additional debt or equity financing. Our ability to obtain additional financing will depend on a number of factors. These factors include our financial conditions, results of operations, cash flows and the prevailing market conditions in the domestic and international telecommunications industry, the cost of financing and conditions in the financial markets, and the issuance of relevant government and other regulatory approvals. Furthermore, failure to comply with covenants in our debt documents or repay debts when due may negatively affect our credit ratings, which will cause our financing costs to increase and weaken our fundraising capabilities, further affecting our liquidity position and financial conditions. On May 6, 2020, our board of directors authorized the issuance of domestic unsecured corporate bonds with an aggregate principal amount of NT$30.0 billion, which could be issued at once or separately within one year after the date. As of December 31, 2021, we had issued unsecured corporate bonds totaling NT$27.0 billion (US$1.0 billion). The net proceeds were used primarily for corporate development. On January 25, 2022, our board of directors further authorized the issuance of domestic unsecured corporate bonds with an aggregate principal amount of NT$10.0 billion, which could be issued at once or separately within one year. In March 2022, we have issued sustainability bond (unsecured corporate bond) totaling NT$3.5 billion, the proceeds of which are required to be used for investments in environmental sustainability and social development. Any inability to obtain the funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

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

As of December 31, 2021, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2021. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

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

We conduct most of our operations and generate most of our revenues in Taiwan. Any slowdown in global economic growth, a decline in the Taiwan economy or a decrease in the growth of the population in Taiwan may materially and adversely affect our financial condition, results of operations and prospects. In particular, there have been concerns over the potential global economic slowdown, disputes between the United States and Mainland China, the COVID-19 pandemic, and global climate change issues, all of which could cause turbulence in the international and Taiwan’s financial markets and the global technology industries.

Furthermore, Taiwan’s economy is highly dependent on the technology industry. Although we have adopted a variety of measures to mitigate risks associated with the technology industry, any downturn in the global technology industry, including but not limited to, global semiconductor chip supply shortage, global supply chain disruption, interest rate fluctuation, inflation or deflation and changes in economic, fiscal and monetary policies in major economies, may have a material adverse effect on Taiwan’s economy, which in turn, could adversely affect the demand for our products and services. There have also been concerns over the tension, armed conflicts, wars, civil unrest and geopolitical uncertainty in Russia, Ukraine, the Middle East, Asia Pacific (particularly Taiwan, Hong Kong, the South China Sea, and North Korea) and the Central Asia region, which has resulted or could result in higher volatility on oil prices and capital markets and in increasing costs of cybersecurity and network maintenance; the economic slowdown in Mainland China and the United States could also have a material adverse effect on economies around the world.

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

Any outbreak of contagious diseases, in particular the COVID-19 pandemic, may materially and adversely affect our business and operations, as well as our financial condition and results of operations.

Any outbreak of contagious diseases, such as the COVID-19, influenza, Zika virus, dengue fever or Ebola virus, may disrupt our ability to adequately staff our business and may generally disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to implement a work-from-home policy or quarantine such employees and the affected areas of our premises; as a result, we may have to temporarily suspend part or all of our operations. For example, the COVID-19 pandemic may impact the health of our employee base, and in order to operate during the pandemic, we have implemented a work-from-home policy to protect our employees and have transitioned our employees to work remotely. We have also been affected by global supply chain disruption due to the impact of the COVID-19 pandemic. Together, these have led to substantial increases in the costs of our supply chain, mainly shipping containers, which we rely on to import our equipment. We have been taking, and plan to continue to take, various actions to allow us to navigate through the global supply chain disruption. These actions include, but are not limited to, obtaining new third party vendors for shipping containers, postponing or cancelling some or all of our product launches, reducing fixed costs and increasing our inventory on-hand to ensure products are available on time to sell. The COVID-19 pandemic affects the global economy, resulting in economic contraction and travel restrictions which cause the decrease in our roaming revenue. In addition, the pandemic affects the global production capacity and the supply chain of handsets, which leads customers to extend the replacement cycle. Therefore, our revenues generated from handset sales and mobile services may not achieve our original expectations. As for emerging services, lockdowns due to the COVID-19 pandemic might lead to difficulty in mobility, lacking labor, project delays or order-taking cancellations. Furthermore, any outbreak may restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. As a result, we cannot assure you that any outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

Our operation may be interrupted, and our expansion may be limited, by power or utility shortage.

Our operation requires a continual supply of utilities such as electricity and water. Interruptions of electricity or water supply could result in temporary shutdowns of our operation. We may from time to time suffer power outages or surges in Taiwan caused by difficulties encountered by the public utility, or other power consumers on the same power grid. Some of these have resulted in interruptions to our operations. Any major suspension or termination of electricity could significantly harm our business, results of operations and financial conditions. If we are unable to secure reliable and uninterrupted supply of electricity in Taiwan, our services may be interrupted. Furthermore, we may suffer from a shortage of water in Taiwan, and we may need to incur additional costs and expenses to respond to such shortages in order to maintain our operations and services. Such incremental costs may affect our profitability and results of operations.

Organizational transformation may adversely affect our results of operations.

In January 2022, we introduced an ongoing organizational transformation to enhance our competitiveness and improve our longer-term operating results. We have realigned our organizational structure to operate as a customer-centric organization and have rearranged our management team and our operational activities by function. If the process of our organizational transformation cannot be successfully implemented, these transformation efforts may not prove successful and could affect our results of operations. In addition, we may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from our organizational transformation efforts due to unforeseen difficulties, delays or unexpected costs. The results of our efforts will also not be known until sometime in the future. Successful execution of our organizational transformation requires sustained management focus, organization, and coordination over time, as well as success in maintaining employee morale and business relationships. If we are unable to execute our organizational transformation successfully, our business, financial positions, results of operations, and cash flows could be adversely affected. After the organizational transformation, we may also be exposed to legal risks such as labor disputes, rulings or lawsuits filed by labor unions.

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

Starting in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with the Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate our projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase overtime. Although our revenue, operating income, net income and EPS exceeded our expectations in 2021, our financial results will depend on future developments, which are highly uncertain and cannot be predicted.

Our results of operations and financial condition under Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2021 that are expected to be declared at our 2022 annual general stockholders’ meeting are calculated based on Taiwan IFRSs. It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

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

Our common shares are traded on the Taiwan Stock Exchange, or the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In 2021, the TWSE Index reached a low of 14,902.03 on January 4, 2021, and peaked at 18,248.28 on December 29, 2021. On April 6, 2022, the TWSE Index closed at 17,522.50. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

According to the TMA effective from July 1, 2020 (excluding certain articles regarding frequency allocation were set effective from November 1, 2020), the total amount of our shares directly held by foreigners shall not exceed 49%, and the total amount of our shares directly and indirectly held by foreigners shall not exceed 60%. As of April 6, 2022, foreign direct holdings of our outstanding share capital is at 16.7%. If we fail to comply with the applicable foreign ownership limitations, the network establishment approval granted to us may be abolished. We cannot predict the manner in which the NCC will exercise its authority over us in the case of a violation, or whether the NCC will lower the foreign ownership cap at any time.

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

The ability to deposit our common shares into our ADS program is restricted by ROC law, under which no person or entity, including you and us, may deposit our common shares into our ADS program unless the Securities and Futures Bureau has not objected within a prescribed period following the filing with it of an application to do so, except for the deposit of the common shares into our ADS program and for the issuance of additional ADSs in connection with:

•	distribution of share dividends or free distribution of our common shares;
•	exercise of preemptive rights of ADS holders applicable to the common shares evidenced by our ADSs in the event of capital increases for cash; or
•

purchases of our common shares in the TWSE by the investor directly or through the depositary and delivery of such common shares or delivery of our common shares held by such investors to the custodian for deposit into our ADS program, subject to the following conditions: (a) the depositary may accept deposit of those shares and issue the corresponding number of ADSs with regard to such deposits only if the total number of ADSs outstanding after the deposit does not exceed the number of ADSs previously approved by the Securities and Futures Bureau, plus any ADSs issued pursuant to the events described above; and (b) this deposit may only be made to the extent previously issued ADSs have been cancelled.

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

Your ability to convert proceeds received from your ownership of ADSs depends on existing and future exchange control regulations of the ROC. Under the current laws and regulations of the ROC, an ADS holder or the depositary, without obtaining further approvals from the Central Bank of the ROC (Taiwan) or any other governmental authority or agency of the ROC, may convert NT dollars into other currencies, including U.S. dollars, in respect of:

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

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications, which was the predecessor of the NCC. The common shares of the Company have been listed on the TWSE under the trading code “2412” since October 2000 and its ADSs have been listed on the NYSE under the symbol “CHT” since July 2003. We were privatized as a result of a secondary ADS offering and concurrent domestic auction of our common shares on August 12, 2005, as the ownership by the government of the ROC was reduced to less than 50%. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Hsinyi Road, Section 1, Taipei 10048, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is https://www.cht.com.tw. The information on our website does not form a part of this annual report. Our agent for service of process in any suit or proceeding arising out of or relating to our shares, ADSs, American depository receipt, or ADR, and deposit agreement in the United States is CT Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011.

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

We enjoy leading positions across a number of areas in terms of both revenues and customers. We are Taiwan’s largest fixed communications services provider as well as Taiwan’s largest mobile communications service provider. We are also Taiwan’s largest broadband access and internet service provider. As for the IPTV service, our MOD service is the largest video platform in Taiwan in terms of the number of customers. In 2021, our revenues were NT$210.5 billion (US$7.6 billion), our consolidated net income was NT$37.0 billion (US$1.3 billion) and our basic earnings per share was NT$4.59 (US$0.17).

In 2021, we made capital expenditures totaling NT$35.3 billion (US$1.3 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

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

Broad network coverage. In order to provide higher bandwidth services for our customers, we have been constructing our fiber to the x, or FTTx, network since 2003. We have successfully migrated many of our customers to higher speed FTTx service. As of December 31, 2021, network coverage of FTTx with speeds of 1 Gbps and higher was approximately 88.0%. In addition, our mobile communications network provides nationwide coverage. Our large mobile spectrum allocation, together with our extensive network coverage, positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential areas and public areas where subscriber density and usage is high, such as urban areas, airports and convenience stores. We aim to provide seamless broadband connections to better serve our customers. To facilitate working from home arrangement during the outbreak of the COVID-19 pandemic, we launched fiber optic internet service with speeds up to 2 gigabits per second on both downloading and uploading in 2021.

Brand awareness, distribution channels and customer service. Our brand “Chunghwa Telecom” has a reputation for quality and reliability. We serve our large customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution.” Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. We eagerly enhance user experience at different channels. We integrate our online store and offline channels, with our Big Data capability, to accelerate the development of our Online-to-Offline business. To enhance customers’ online experience, we provide customized online purchase processes by leveraging our capability to analyze Big Data, and accurately analyze customer preferences and behaviors, and target different customer groups for implementing accurate marketing initiatives to improve sales success rates and reduce marketing costs. Customers can apply for various services online through websites or apps, and make queries with us in real time. We have also built logistic systems to deliver mobile handsets and smart home appliances to our customers. In addition, customers can also order online and enjoy quality services at designated offline stores to save waiting time.

In 2021, we obtained several domestic and international awards which recognized our service quality, Environmental, Social and Governance, or ESG, practices and network achievement. We have been awarded The Asset ESG Corporate Jade Award by The Asset Magazine. We have also been awarded by Capital Finance International (UK) with Best Telecom Holding Governance Asia 2021. In addition, we were recognized by Speedtest as the No.1 Mobile Speed and Coverage in Taiwan 5G Speedtest AwardTM report and were the winner of Opensignal “5G Download Speed” and “Fastest 5G Upload Speed,” as well as “5G Game Experience,” “5G Video Experience,” and “5G Voice App Experience”. In the Reader’s Digest Trusted Brands Awards, we have stood out and won the Platinum Award for 4G Internet Service Provider and for Phone Service in Taiwan. We were also awarded Taiwan Telecommunication Services Company, Taiwan Mobile Data Services Company, Taiwan Data Center Services Company, as well as Taiwan Private 5G Network Customer Value Leadership Award of the Year in 2021 Frost & Sullivan Best Practices Awards.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge for the future growth of emerging businesses. We also believe we will continue to attract and retain high-quality information technology talents.

We have the capital resources and technology to retain our leading position.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital-intensive and growing businesses. We started to construct our 5G base stations in the first half of 2020 and continue to enhance our existing 4G/5G mobile broadband networks, our expansion of FTTx broadband access services, IP-based MOD/OTT services, fixed-line/mobile VAS, ICT-related services and service platforms. In addition, we also deploy Narrowband-IoT and LTE Cat-M1 networks for IoT applications. We will also continue to make strategic investments in or acquire emerging growth companies to further expand our business to retain our leading position in the future. We will continue to construct facilities of data center and cloud services, and will cooperate with international public cloud service providers, including Google Cloud Platform, or GCP, Amazon Web Service, or AWS, and Microsoft Azure, to deliver hybrid cloud solutions to enterprise customers in order to be a competitive IDC and multi-cloud service provider in Taiwan. In addition, we will continue to construct new submarine cables linking the U.S.A. and Asia-Pacific region as well as expand the bandwidth of outbound connections and enhance network strengthen to attract more OTT services providers to increase their investments in Taiwan.

Advanced network technology. By the end of 2021, more than 88% of households in Taiwan can enjoy ultra-fast connectivity with our FTTH network. We will still expand FTTH network coverage of households in 2022, based on the requirement of ultra-fast connectivity service in Taiwan. In 2021, we also continued to enhance our 4G/5G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market. We have developed MEC technology and successfully launched it to the market, enabling us to maintain a market-leading position in the 5G private network.

Research and development expertise. In 2021, our research and development expenses accounted for 1.8% of our revenues. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses—Research and Development” for descriptions about areas of our research and development. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

Our key strategic objectives are to maintain our position as a leading integrated telecommunications services provider in Taiwan and to enhance our profit margins of ICT services by leveraging our strong sales forces and research capacity.

Consistent with our strategic objectives, we have developed the following business strategies:

Execute strategic transformation for a customer-centric and sustainable operation

In response to business model evolution in the telecommunications market and intensified competition, we have implemented a customer-centric strategic transformation plan to establish a solid foundation for further business development. Under the guiding principle of customer-centric value creation, the “Rise on Together, 2021” strategic transformation plan was carried out from 2019 to 2021. We sought to improve our competitive advantage by strengthening our core businesses, deploying emerging services, optimizing our cost structure and further enhancing fundamentals, such as next-generation networks, IT infrastructure and human resource planning.

Within the past three years, we have leveraged digitalization to upgrade service quality, enhanced subscriber numbers and revenues to make our core business turn around. For the emerging business, we have focused business development on key emerging services and industries and expanded ecosystems via strategic investment and alliances. Regarding cost optimization, we have optimized costs and expenses to establish a more stable and solid financial structure. In addition, to enhance our core competency, we have continued the upgrade of new-generation networks, commenced IT transformation, and strengthened talent acquisition to sustain future growth.

Customers-centric strategies take roots in our company, and we initiate the transformation of three business groups and three technology groups to cater to customer demands and grasp business opportunities. We also aim to establish the accountability culture in our company. Furthermore, under the promotion of ESG sustainable development, we aim to become a leader in green smart living and an enabler of digital economy. We will make the best effort to ensure the competitiveness and business growth of our company to enhance value to customers, shareholders, employees and the society.

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

Broadband services: We have strived to maintain our broadband market share and enjoy the increase of average revenue per user, or ARPU, for our FTTx internet services. We believe customer demands owing to digital transformation will continue and we will grasp those opportunities in the new normal. We expect to continue to offer various incentives for our FTTx customers to upgrade to 300Mbps -1Gbps or even higher speed FTTH services in 2022. We are continuing the build-out of our FTTH infrastructure, and we believe these efforts will help us maintain our competitive advantage for broadband services. A high-quality broadband network is also essential for our high-definition MOD services. By offering 4K services, we enable our customers to enjoy quality content via our MOD platform. We leverage our robust cloud infrastructure to offer IPTV/OTT services and stay abreast with international trends.

We are also committed to improving our MOD business by facilitating the overall TV operating environment, and starting from August 2019, we launched optional service packages to provide customers with self-selected channel services to focus on users’ performance and provide self-selected mechanism to encourage user-centric perspectives.

We have been deepening our partnerships with content providers to offer customers attractive content and services, including introducing of exclusive high-quality 4K contents and sourcing attractive contents, among others. In addition, we leverage our advantages to enhance our video service performance and strengthen precise marketing in the competitive industry. In the meantime, with the combination of our TV+PC/NB+PAD+ mobile phone OTT content services, we aim to provide our customers with ultra-high quality package services via MOD and Hami Video, which makes our video service indispensable to consumers’ daily life.

Mobile Communications: We launched 5G services on June 30, 2020. Our strategy for mobile services includes the following initiatives:

•	Enhancing 5G penetration rates by accelerating 5G network construction;
•	Maintaining 4G mobile broadband network quality to increase ARPU;
•	Reallocating resources to guide mobile subscriptions toward high-end plans;

•

Maintaining ample Wi-Fi hotspots to offer more wireless internet access service and to offload data traffic from our mobile networks; we had offered approximately 41.5 thousand Wi-Fi hotspots by the end of 2021; and

•	Leveraging our 5G, LTE Cat-M1, Narrowband IoT and technology capabilities to cooperate with potential partners to explore opportunities for future 5G IoT business development.

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet application VAS, such as Security Operation Center, or SOC, IDC and cloud services. In 2022, we will continue to promote our IDC, cloud (including Google Cloud Platform, Amazon Web Service, or AWS, and Microsoft Azure) and cybersecurity services to help our business customers decrease management costs; we will also launch new services related to AI, Big Data, Blockchain and Smart Health.

Emerging services: We continue to leverage our core telecommunication infrastructure and services to expand ICT services. Our goal is to become the Leading Provider of Smart Life and the Enabler of Digital Economy, and expand international business. In order to drive the development of various emerging ICT services, we provide high-quality platforms, cooperate with strategic partners to build an industrial ecosystem, and combine with strategic investment, mergers and acquisitions. With the strength and reliability of our technologies and services, we believe that we have the competitive advantages to continue expanding our ICT services in the future. Furthermore, we have invested in an internet-only bank, namely Next Commercial Bank Co., Ltd., or NCB, with banking, insurance and retail partners. NCB, established in January 2020, has obtained the regulatory approval of the business license in December 2021, and planned to launch its services in the first half of 2022.

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

To ensure customer loyalty and achieve customer-centric spirit with high-quality services, we consistently focus on and invest in the optimization of the entire customer journey. In terms of network quality, we constantly strive for precise expansion and create seamless coverage of the three networks, including fixed networks, mobile networks and Wi-Fi, to cater to high-speed Internet access demand. We develop new data-driven approaches to strengthen customer engagement and retention to enhance customer stickiness. Through accurate labeling and big data analytics of customer intentions, we push forward data-driven service process optimization and target customer segment marketing and caring. We also establish online and offline multiple service networks for customer service touchpoints and provide 7x24 all-around professional services and feedback channels to enhance customer experience and satisfaction.

Improve operational and cost efficiency

We continue to focus on cost control and improve our operational and cost efficiency by migrating to more advanced networks, such as electronic purchasing and sophisticated operational support systems.

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

•

Expanding the use of information resources and effectively reducing operating costs: strengthening efficiency of resource allocation, more efficient procurements through centralization, digitalization and specialization in the process; and

•

Adopting AI-integrated Interactive Voice Response, or IVR, system: providing real time conversational self-service, identifying customer intention and providing immediate assistance on a real time basis to improve customer satisfaction and reduce staff manpower.

In addition, we are undergoing a digital transformation to ensure better operational and cost efficiency. Key achievements of our digital transformation in 2021 are as follows:

•

Developing a customer-centric operation system: enhancing our customer management system to improve efficiency and reduce labor cost, upgrading our corporate client management system to reduce labor hours, and building up our one-stop online store to increase services generated from our online store;

•	Digitalizing our internal operations: promoting our digital services, and completing Robotic Process Automation (RPA), usage scenarios, sorting planning and development in major systems; and
•

Cost optimization by cloud application: migrating projects into our public cloud to save the cost of labors, migrating systems into public cloud PoC to increase operational efficiency, and effectively reducing IT and maintenance costs by integrating our data centers, and integrating our IT technology with the customer service system to create a positive and cohesive user experience and user interface.

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

Alliances. We have formed and will continue to pursue alliances with content providers, multimedia service platform providers, customer premises equipment providers, internet portal operators and ICT solutions partners to diversify our business operations and enhance our service offerings. We cooperated with Microsoft to create AIoT Smart Ecosystem. In December 2020, we obtained AWS’s certification Managed Services Provider. In January 2021, we obtained Azure's highest-level professional certification Azure Expert Managed Services Provider and became the first telecom provider in Greater China to obtain Azure Expert MSP. In June 2021, we had officially become a Google Cloud Premier Partner and provide professional physical-virtual integrated services such as hybrid cloud to enterprises.

Acquisition and Investments. We have focused our acquisition strategy on making strategic acquisitions of companies that we believe to be fulfilled our long-term strategic goals. We have focused our investment strategy on the development of new businesses and the enhancement of our operational efficiency, especially the aspects of 5G and ICT services. Recently we have entered into the following notable transactions:

We have invested in NCB in January 2020 and obtained 41.9% of its equity interests and 6 out of 15 seats on the board of directors. NCB is planning to launch its services in the first half of 2022.

We increased our ownership interest in International Integrated Systems, Inc., or IISI, a company that provides system integration, IT solution and consultation, from 31.16% to 51.54% on July 1, 2020. Upon completion of the transaction, we gained control over IISI to develop and deepen the Fintech business and enterprise market. By the end of 2021, our holdings in IISI decreased to 51.02% because the employee stock options were exercised.

To extend our business in Southeast Asia, in 2021, we invested in Indonesia through a joint venture arrangement with local partners, aiming to explore ICT business and investment opportunities and to capitalize on the strong market potentials in this country.

For expanding 5G business in ASEAN market, we signed MOU with CAT Telecom Public Company Limited, or CAT, in December 2019, which was merged by National Telecom in January 2021, and we continue to explore the opportunity of further cooperation.

In order to integrate our mid- to long-term strategic development, in 2021, we strategically invested PChome to strengthen Fintech services and emerging digital business, and WiAdvance Technology Corporation to enhance cloud services; also, in 2022, we participated Taiwania Capital Buffalo Fund VI, L.P. to explore emerging business opportunities.

Going forward, we will focus on the digital economy and innovative businesses and may consider making other equity investments and acquisitions that we believe are complementary to our business and strategic goals. By cooperating with other companies and leveraging our advantages, we strive to gain market share in the 5G, AI IoT, or AIoT, and AR/VR business. Furthermore, we will continue to explore opportunities to strengthen our cooperation with companies in ASEAN countries, either in traditional telecommunication business and smart city ICT businesses.

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and intend to maintain a sustainable dividend policy. Under the ROC Company Act, companies are allowed to distribute special cash dividends from capital surplus. In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in February 2022, our payout ratio was 99.98% in 2021 after adjusting for unappropriated earnings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

Our core business segments are our domestic fixed communications business, mobile communications business, internet business and international fixed communications business.

Domestic Fixed Communications Business

The provision of domestic fixed communications services is one of our principal business activities. Our domestic fixed communications business includes local telephone services and domestic long distance telephone services, broadband access services, local and domestic long distance leased line services, Wi-Fi services, MOD services, and other domestic services, including ICT services. We also provide interconnection with our fixed-line network to other mobile and fixed-line operators. Our revenues from domestic fixed communications services were NT$65.7 billion and NT$69.5 billion and NT$64.8 billion (US$2.4 billion), respectively, in 2019, 2020 and 2021, representing 31.7%, 33.4% and 30.8% of our total revenue in such periods.

Local Telephone

The following table sets forth our revenues from local telephone services for the periods indicated.

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Local telephone revenues:
Usage	8.5	7.8	7.4	267.2
Subscription	14.9	14.4	14.1	509.3
Interconnection	0.6	0.5	0.5	19.7
Pay telephone	0.1	0.1	0.1	3.5
Other	1.6	1.7	1.7	56.9
Total	25.7	24.5	23.8	856.6

We provide local telephone services to approximately 9.6 million customers in Taiwan. Our fixed-line network reaches virtually all homes and businesses in Taiwan. Revenues from local telephone services comprised 12.4%, 11.8% and 11.3% of our total revenues in 2019, 2020 and 2021, respectively. As of December 31, 2021, approximately 73.2% of our local telephone customers were residential customers. We are the leader of the local telephone service market, with an average subscriber market share of approximately 92.5%, 92.1% and 91.7% in 2019, 2020 and 2021, respectively.

The following table sets forth information with respect to our local telephone customers and penetration rates as of the dates indicated.

	As of December 31
	2019	2020	2021
	(in thousands, except percentages and per household data)
Taiwan population(1)	23,603	23,561	23,375
Fixed line customers:
Residential	7,472	7,268	7,066
Business	2,691	2,629	2,583
Total	10,163	9,897	9,649
Penetration rate (as a percentage of the population)	43.1%	42.0%	41.3%
Lines in service per household	0.85	0.81	0.78

(1)	Data from the Department of Population, Ministry of the Interior, ROC.

With the continued development of internet technologies, demand for local customer lines has been declining. The number of fixed-line customers decreased by 2.6% in 2020 compared to 2019 and decreased by 2.5% in 2021 compared to 2020. We attribute the decrease in fixed-line customers to a general industry-wide trend of migrating from fixed-line services to internet telephony services and voice over internet protocol, or VoIP, applications.

Minutes from local calls decreased in 2019, 2020 and 2021 due to the impact of mobile substitution and increased use of VoIP applications.

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

The following table sets forth information with respect to the average local telephone usage charge per minute for the periods indicated.

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
Average local telephone usage fee (per minute)	1.39	1.40	1.39
Growth rate (compared to the same period in the prior year)	1.5%	0.7%	-0.7%

Average per minute usage charges remained relatively stable from 2020 to 2021.

Domestic Long Distance Telephone

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services were NT$2.2 billion, NT$2.0 billion and NT$1.9 billion (US$0.1 billion) in 2019, 2020 and 2021, respectively, representing 1.1%, 1.0% and 0.9% of our total revenues in such periods. This decrease was mainly due to the migration to mobile services and increased use of VoIP applications. Our average market share by minutes in the domestic long distance market was approximately 82.0%, 81.6% and 82.1% in 2019, 2020 and 2021, respectively.

We provide so-called “intelligent” network services over our domestic long distance network, including toll-free calling and virtual private networks, or VPN, services and others.

Broadband Access

We provide broadband internet access through connections based on our FTTx and ADSL technologies. Our revenues from our broadband access services in 2019, 2020 and 2021 were NT$18.0 billion, NT$18.1 billion and NT$18.6 billion (US$0.7 billion), respectively. We provide broadband access services to other internet service providers that do not have their own network infrastructure, and as a result, our broadband customers also include some customers that use only our broadband data access lines and choose another provider for internet service provider, or ISP, services.

From 2019 to 2021, we continued accelerating our high-speed FTTx household coverage. We offer various promotional packages to encourage more migration of our FTTx subscribers to higher speed FTTx service. In 2021, FTTx revenue reached 95.3% of our total broadband revenue. Subscriber migration to our broadband of 300 Mbps or higher continued to increase by 45.0% year-over-year, as we continue focusing on higher speed migration.

Our subscriber market share of Taiwan’s broadband market was approximately 68.0%, 65.6% and 62.6% in 2019, 2020 and 2021, respectively.

The following table sets forth our broadband service customers as of each of the dates indicated.

	Year Ended December 31
	2019	2020	2021
FTTx service customers (in thousands)	3,619	3,620	3,687
ADSL service customers (in thousands)	786	728	667

We have experienced competition in broadband from cable operators and other fixed-line operators. As faster wireless technologies, such as 5G and 4G LTE, have been deployed, some customers have replaced fixed broadband services with high-speed mobile broadband services. Our strategy is to continue the deployment of higher speed FTTx network so as to maintain our competitiveness.

The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
ARPU for broadband services per month(1)	707	724	745
ARPU for FTTx services per month(2)	778	793	812

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

Our overall broadband ARPU increased in 2020 and 2021 mainly due to the higher speed migration and the increasing demand of working from home resulting from the COVID-19 pandemic.

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

We provide data transmission services to major corporate customers in Taiwan. We also provide leased lines to other mobile and fixed-line service operators for interconnection with our fixed-line network and for connection within their networks. Our local and domestic long distance leased line services revenues were NT$4.1 billion, NT$4.3 billion and NT$4.4 billion (US$0.2 billion) in 2019, 2020 and 2021, respectively. Revenues remain relatively stable year-over-year and we continue to migrate customers to higher speed services.

Wi-Fi Services

As of December 31, 2019, 2020 and 2021, we had a total of approximately 2.8 million, 2.6 million and 2.9 million residential and business customers that leased our access points, respectively. We also provide home Wi-Fi devices rental services, and the number of home Wi-Fi devices continued to soar by 167% year over year. In addition, we had more than 41.5 thousand hot spots in public areas by the end of 2021, such as convenience stores, airports and international convention centers, where our smartphone subscribers can access our Wi-Fi network and help to offload mobile data network traffic.

MOD Services

Using video streaming technology through set-top boxes connected to our FTTx and ADSL data connections, our MOD customers can access TV shows, video on demand, OTT, and other services. We have over 196 channels, including 193 high definitions, or HD, and 2 4K resolution, or 4K, channels, and over 40,000 hours of on-demand programs as of December 31, 2021. In addition to our regular packaged offerings, we also offer SVoD services for film and drama. In addition, starting from 2017, our MOD platform has successfully provided OTT services such as KKTV and Netflix. As of December 31, 2021, we had approximately 2.06 million MOD customers, including approximately 1.20 million SVoD subscriptions and approximately 1.37 million channel subscriptions. We continue to see upsells in our tiered pricing channel packages and digital convergence packages.

Our MOD revenues were NT$3.6 billion, NT$3.6 billion and NT$3.7 billion (US$133.6 million) in 2019, 2020 and 2021, respectively. The increase in revenue from 2019 to 2021 was mainly due to the successful pricing strategies and subscribers’ opts for the highest price package among the tiered pricing schemes, which further results in the increase of ARPU. We are pleased to see that our customers continued to sign up for additional SVoD programs and OTT services. In addition, starting from August 2019, we have launched optional service packages by customized subscription mechanism to satisfy customers’ preference. In 2020, the main reason for the decrease in the number of customers and the slowdown in revenue growth was mainly due to the impact of the COVID-19 pandemic which reduced people’s consumption power. We will continue to develop our customer relationship by investing in content with higher video performance on our different platforms. This strategy enables us to maintain our leading position as the largest video platform in Taiwan.

ICT and Other Services

Our ICT and other services in domestic fixed communications business include ICT services and corporate solutions. See “Emerging Services.”

Mobile Communications Business

Mobile communications services are one of our principal business activities. Our mobile communications services include mobile services, sales of mobile handsets and wearable devices and ICT and other mobile services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and customers. In 2019, we generated revenues of NT$58.7 billion, or 28.3% of our total revenues, from mobile services. In 2020, we generated revenues of NT$56.7 billion, or 27.3% of our total revenues, from mobile services. In 2021, we generated revenues of NT$58.0 billion (US$2.1 billion), or 27.6% of our total revenues, from mobile services. The increase in mobile services revenue was mainly due to the launch of 5G services and customers’ upgrade to 5G plan.

Our ARPU per month decreased from NT$461 to NT$427 in 2020 mainly due to the decrease in roaming revenue mentioned above and the increase of IoT subscribers, which resulted in the dilution of ARPU. Our ARPU per month further decreased to NT$418 in 2021, also resulting from the increase of IoT subscribers.

We remain the largest mobile operator in Taiwan in terms of revenues and number of customers, although the two smaller operators, Asia Pacific Telecom Co., Ltd., or APTG, and Taiwan Star Telecom Corporation Ltd., or T-Star, continue to offer low-priced data plans to gain customers. We had approximately 11.9 million mobile customers, including IoT SIMs, and a market share of approximately 36.1% in terms of total mobile customers and approximately 38.9% in terms of total mobile services revenues in Taiwan, as of December 31, 2021.

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

The following table sets forth information regarding our mobile service operations and our mobile customer base for the periods indicated.

	As of or for the Year Ended December 31
	2019	2020	2021
Taiwan population (in thousands)(1)	23,603	23,561	23,375
Total mobile revenues in Taiwan (in billions)(2)	NT$162.1	NT$153.7	NT$155.0
Annualized churn rate(3)	18.22%	11.60%	9.43%
Minutes of usage (in millions of minutes):
Incoming	5,887	5,264	4,865
Outgoing	6,214	5,575	5,211
Average minutes of usage per user per month(4)(5)	95	82	72

(1)	Data from the Department of Population, Ministry of the Interior, ROC.
(2)	Data from the statistical monthly release by the NCC, in the ROC, which include mobile revenues from 4G and 5G mobile broadband services.
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

The total mobile customers in Taiwan had reached approximately 29.6 million as of December 31, 2021. Mobile penetration was approximately 126.5% on the same date. The overall mobile services market experienced an increase of 0.9% in revenues in 2021 mainly driven by the 5G migration.

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

As of December 31, 2021, we had approximately 1.3 million prepaid customers, representing approximately 10.7% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge per second. Once the prepayment has been fully utilized, a prepaid customer can make additional prepayments to continue the service. Alternatively, the customer may become a post-paid customer while retaining the same telephone number.

Sales of Mobile Handsets and Wearable Devices

We engage in the distribution and sales of mobile handsets and wearable devices for use on our mobile network to customers through our directly-owned stores, our online store, our subsidiary SENAO, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution.”

ICT and Other Services

Our ICT and other services in our mobile communications business include ICT services and corporate solutions, leveraged by our Narrowband-IoT, LTE Cat-M1 networks and 5G private network. See “Emerging Services.”

Internet Business

Our internet business includes data communication services, application VAS and services provided to the government. Our revenues from internet business represented 14.5%, 15.5% and 15.7% of our revenues in 2019, 2020 and 2021, respectively. In 2021, our revenues from internet business as a percentage of our revenues increased mainly due to the demand of broadband speed upgrade amid the work-from-home trend and stay-at-home economy.

Data Communication Services

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2019	2020	2021
	(in thousands)
Total internet subscribers in Taiwan	6,206	6,317	6,608
HiNet subscribers:
HiNet FTTx subscribers	3,353	3,355	3,421
HiNet ADSL, dial-up, and other access technology subscribers	647	595	548
Total HiNet subscribers	4,000	3,950	3,969

Our ISP service subscribers decreased from 2019 to 2021 mainly due to the competition from cable broadband operators and substitution by mobile broadband services. We are still the largest ISP in Taiwan, with a subscriber market share of 60.1% among 132 ISPs in Taiwan as of December 31, 2021. As of December 31, 2021, approximately 83.0% of our broadband customers were also HiNet subscribers, using HiNet as their ISP, and 98.0% of our FTTx service customers subscribed HiNet ISP service.

Application VAS and Services Provided to the Government

Application VAS and services provided to the government includes services regarding IDC, cloud computing, cybersecurity and IoT. See “Emerging Services.” We have developed an open IoT application platform featured with functions of cloud computing, Big Data analysis, AI and AR, etc., to enlarge the cooperation with IoT industry as well as strengthen its domestic ecosystem. We will continue to explore new IoT applications such as smart metering, smart energy, smart agriculture and smart transportation.

International Fixed Communications Business

Our international fixed communications business includes ILD telephone services, international leased line services, satellite services and ICT and other international services.

ILD Telephone Services

We provide ILD telephone services in Taiwan. Our ILD services consist primarily of international direct dial services and the wholesale of ILD traffic. Total revenues from ILD telephone services comprised 2.2%, 1.2% and 1.0% of our revenues in 2019, 2020 and 2021, respectively. Our ILD telephone revenues decreased by 46.0% to NT$2.5 billion from 2019 to 2020 due to our strategy to reduce low-margin revenues, such as the wholesale of ILD traffic. Due to the same reasons, our ILD telephone revenues further decreased by 13.0% to NT$2.2 billion (US$0.1 billion) from 2020 to 2021. Our average market share of the ILD market by minutes was approximately 69.6%, 50.9%, and 47.1% in 2019, 2020 and 2021, respectively. Certain comparative figures have been reclassified to conform with the current year’s presentation.

Total incoming call volume decreased by 69.3% from 2019 to 2020 due to our new strategy to reduce low-margin revenues, such as the wholesale of ILD traffic. Total incoming call volume decreased by 37.5% from 2020 to 2021 due to our new strategy to reduce low-margin revenues, such as the wholesale of ILD traffic. Due to the same reasons, total outgoing call volume decreased by 53.0% from 2019 to 2020 and further decreased by 41.1% in 2021.

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

We provide data transmission services to major corporate customers in Taiwan. Since August 2001, licenses have been awarded to a total of five undersea cable operators, including us, to engage in leased line services. Rental fees for ILD leased lines are generally based on transmission speed and distance. We continue to experience a decline in rental fees for international leased lines, partly as a result of competition from other international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers. Our international leased line services revenues were NT$2.5 billion, NT$2.2 billion and NT$2.2 billion (US$0.1 million) in 2019, 2020 and 2021, respectively. Revenue decreased in 2020 mainly due to the fact that customers converted to indefeasible rights of use, or IRU, and the effect of the COVID-19 pandemic, while increased in 2021 mainly due to the incremental bandwidth demand driven by increasing usage of cloud services.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years. As our ST-2 satellite is in good operating condition, the useful lifetime expectancy is extended for another three years and three months after evaluation in 2021. Please refer to Note 40 to our consolidated financial statements included elsewhere in this annual report for further details.

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

Emerging Services

The revenues from our ICT business are classified in “ICT and Other Services” of each business segment except internet business. By integrating various technologies, such as cloud computing, cybersecurity, Big Data, IoT and accelerating emerging services, we provide customized ICT total solutions to assist our business customers in improving efficiency and reducing management costs.

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

CHT cloud service is a Multi-Cloud Network Convergence service. With a high-quality global network as the basis for all kinds of cloud services, it integrates our company’s hicloud and other public cloud services, including Amazon Web Services, Microsoft Azure, and Google Cloud Platform.

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

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection fee revenues:
Fixed line	0.6	0.6	0.6	22.1
Mobile	0.9	0.7	0.6	21.0
Interconnection costs:
Fixed line	0.6	0.5	0.4	15.1
Mobile	1.6	1.3	0.9	33.4

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

Our mobile interconnection revenues and costs decreased from 2019 to 2021 mainly due to (1) the NCC mandating a mobile interconnection rate reduction over a period of four years starting from November 2017 from NT$1.15 per minute to NT$0.525 per minute, and (2) decreasing traffic volume attributable to VoIP substitution.

Currently, for fixed-line-to-mobile calls, the fixed-line network operators have the right to set the rates of telecommunication fees and to be charged to customers, but fixed-line network operators have to pay interconnection fees to mobile network operators in accordance with the interconnection rate prescribed by the NCC. Fixed interconnection costs decreased from 2019 to 2021 mainly due to (1) reduction of mobile interconnection rate for fixed-line-to-mobile calls, and (2) decreasing traffic volume attributable to VoIP substitution.

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

•	Services and Products: We continually develop new VAS and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty.
•	Pricing and Promotions: We design flexible pricing packages that allow customers to select and design special promotional packages to encourage usage.
•

Distribution Channels: We seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, to expand our sales channels more effectively, we also implement an external sales agent system by collaborating with SENAO, Synnex Technology International Corporation and Tsann Kuen Trans-Nation Group, enabling us to get closer to every customer. In addition, we have set up an online store for years to improve our operational efficiency and to reach more young people.

•

Enterprise Customers: We continually update and expand our ICT products such as Big Data analysis, cybersecurity and cloud computing to keep us as a one-stop services provider to our corporate customers and inspire them to improve their efficiency and competitiveness.

•

Branding: We are committed to further strengthening the Chunghwa Telecom brand and image as well as strengthening and expanding market recognition of our specialized product brands, such as HiNet, MOD and Hami. We plan to leverage our leading market position to strengthen the overall product brands.

Sales and Distribution

As of December 31, 2021, we had 17 operations offices for operations, 447 service centers and 15 customer service call centers for sales and customer service. In addition, we have simplified transaction process on our online store to improve customers’ experience, and we enhanced our service efficiency by increasing digital channel access of contactless transactions.

We also had 243 SENAO exclusive service stores as of December 31, 2021. To enhance our distribution capacity, even though our equity ownership in SENAO decreased from 31.33% as of January 15, 2007 to 28.18% as of February 28, 2022. Our investment in SENAO continues to enhance our mobile handset distribution and sales capabilities in which customers can subscribe to our broadband service, MOD service and other services at SENAO retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and SENAO about our business cooperation.

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

Mobile Communications

There are five mobile operators in Taiwan, including Chunghwa Telecom, Taiwan Mobile, Far EasTone, T-Star and APTG. All of these five operators have 4G and 5G mobile broadband licenses. Each mobile broadband network operator has been providing promotional programs to attract consumers, including unlimited data plans. In recent years, T-Star and APTG provided unlimited data plans with extremely low prices and acquired many subscribers. In 2019, we aimed at bundling attractive handsets in order to increase our service revenues and mitigate the impact of low-priced data plans launched in 2018. In 2020, with effective 4G subscriber retention and 5G migration, we were pleased to see net increases in our post-paid mobile subscribers. In April 2021, our mobile service revenue successfully turned positive, along with an upward trend throughout 2021. We believe such factors will contribute to our growth in our mobile business.

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

Emerging Services

Our major competitors in ICT services are system integration service providers, including HwaCom Systems Inc., MiTAC Information Technology Corp., NEC Taiwan Ltd., Acer Incorporated, Tatung Company, SYSTEX Corporation, SYSCOM Group, IBM Corporation, HP Company, Stark Technology Inc., and Advantech Co., Ltd.

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

Approximately 11,828 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2021.

Transmission Networks

As of December 31, 2021, our transmission networks consisted of approximately 2.7 million fiber kilometers of fiber optic cable for trunking and approximately 10.7 million fiber kilometers of fiber optic cable for local loop.

Due to the emergence of Packet Transport Network, or PTN, technology, a cost-effective method for transmitting data services, we began the deployment of PTN in 2013. Due to the high utilization of our existing Re-configurable Optical Add-Drop Multiplexer, or ROADM, network, we began to introduce Optical Transport Network, or OTN, to meet the demand of 100G wavelength services in 2014. After completing a trial of per-wavelength transmission rates of 200 Gbps, we began to introduce the technology of 200Gbps per wavelength in our OTN network in 2018. We had deployed 649 100Gbps-wavelength and 287 200Gbps-wavelength in the OTN network and 24,180 GbEs in the PTN network by the end of 2021.

As part of our strategic focus on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high-speed internet access and VPN. As of December 31, 2021, we have constructed approximately 11.0 million FTTx ports. Our FTTx service can offer high-speed broadband internet access rates up to 2 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services to our customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2021, we had 38 long distance exchanges, which are interconnection points between our telecommunications network and approximately 14.0 million telephone lines, which reached virtually all homes and businesses in Taiwan.

We currently have intelligent networks installed over our public switched telephone networks for our domestic long distance and international networks, as well as a local intelligent network mainly in the Taipei, Taichung and Kaohsiung metropolitan areas. Our intelligent network is designed to facilitate the use of VAS by providing more information about calls and allowing greater management of those calls.

As of December 31, 2021, our Next Generation Network, or NGN core network capacity consisted of 4,642,000 local telephone subscribers, comprising 3,641,000 Session Initiation Protocol-based, or SIP-based, and 1,001,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. We owned high-speed NGN Managed IP backbone network by the end of 2021 with 12 sets of 4Tbps switch routers for the inner core network and more than 34 sets of 4Tbps/1.6Tbps switch routers for the outer core network. The bandwidth of the network was approximately 2,060 Gbps as of December 31, 2021. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international transmission infrastructure consists of transoceanic submarine cable system, which links our national network directly to 111 telecommunications service providers across 46 international destinations as of December 31, 2021.

International calls are routed between Taiwan and international destinations through one of our two international switching centers, one located in Taipei and the other in Kaohsiung. Each center had time-division multiplexing, or TDM, international gateway switches and NGN international gateway switch. We had a trunk capacity of 60,000 channels in total as of December 31, 2021.

In 2018, we started to build the Southeast Asia-Japan 2 Submarine Cable, or SJC2, with several Asian telecom companies. The cable features up to seven pairs of high capacity optical fiber with a total capacity of 126 Terabits per second. Its high capacity allows it to support high bandwidth intensive requirements, such as the IoT, robotics, analytics and AR or VR applications. In 2021, we joined another consortium cable called APRICOT to further lay a solid cornerstone for Chunghwa Telecom’s international business plan in the Asia-Pacific region. As of December 31, 2021, we had invested in 32 submarine cables, 13 of which landed in Taiwan. The total invested capacity has reached more than 26Tbps.

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

In May 2014, we launched our 4G mobile broadband services with 10MHz paired spectrum in the 900MHz frequency band and 25MHz paired spectrum in the 1800MHz frequency band. In December 2015, we obtained an additional spectrum for 4G mobile broadband services of 30MHz paired spectrum in the 2500MHz and 2600MHz frequency bands. In June 2017, we implemented four frequency band CA technology into our 1800/2600MHz frequency band base stations that is expected to increase users’ downlink speed over 500 Mbps. In November 2017, we further obtained a spectrum for 4G mobile broadband services of 5MHz paired spectrum in the 1800MHz frequency band and 20MHz paired spectrum in the 2100MHz frequency band. After that, we own three consecutive 20MHz spectrum in 1800MHz, 2100MHz and 2600MHz frequency bands, which may provide higher data transmission rates.

In February 2020, we acquired 5G spectrums allocated 90MHz bandwidth in the 3.5GHz frequency band and 600MHz bandwidth in the 28GHz frequency band. In June 2020, we launched 5G mobile broadband services. We use C-RAN architecture to enhance 5G RAN performance and reduce network maintenance costs.

We have also installed an intelligent network on our existing mobile services network infrastructure, which enables us to provide additional functions, such as prepaid and VPN services as well as a wide range of VAS.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 31 points of presence, approximately 5,393,000 broadband remote access server ports and a backbone bandwidth of approximately 15,733 Gbps as of December 31, 2021. We aim to increase HiNet’s points of presence and backbone bandwidth to approximately 18,733 Gbps by the end of 2022.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had high-speed internet protocol backbone network by the end of 2021 with 16 sets of 46Tbps/28.8Tbps/10.24Tbps switch routers for the inner core network and more than 48 sets of 28.8Tbps/10.56Tbps/5.28Tbps/2.64Tbps switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 18 domestic and five overseas point-of-presences and the total capacity is approximately 2,520 Gbps. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 2,937 Gbps as of December 31, 2021. As we expect that internet traffic flows to and from the United States will continue to increase, we have been continuously expanding our bandwidth to the United States. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, Thailand, the United Kingdom, Germany and the Netherlands.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2021, we had 260 frame relay ports, 755 asynchronous transfer mode ports and approximately 132,111 multi-protocol label switching internet protocol VPN virtual ports.

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

Our risk management committee tracks and manages risk control issues of cybersecurity and privacy protection on a monthly basis. When a risk is greater than our risk appetite, or where there is a major crisis, the convener of risk management committee will report to our audit committee, and if necessary, report to our board of directors accordingly. In 2021, we arranged and were covered by data protection insurance to prevent potential major financial losses from cyber security incidents and safeguard the rights of our customers and investors. In 2021, there were no incidents of material risks arising from cybersecurity or personal information protection.

Our Senior Executive Vice President of Business serves as the Chief Information Security Officer, or CISO, and Data Protection Officer, or DPO, and formed a unit with Cyber Security Department, to (i) align regulations with technology advancement for new business development, (ii) coordinate the overall cybersecurity policy, (iii) enact and amend required security specifications, (iv) utilize equipment for centralized security monitor (v) defense and mitigate enterprise security risks, (vi) accelerate new business development, and (vii) provide customers with secure and reliable digital ecosystem.

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

We evaluate security governance based on risk management orientation, and formulate annual key security measures and key performance indicators based on external trends, such as regulations, security threats, international standards, development trend, and internal risk assessment results, including internal and external audits, our SOC threats detected, crisis resolution and review, and incorporate them into our employees’ performance assessments. We review and adjust the security strategy, policy and procedures regularly, and comply with internal and external audits. We are required to pass government administrative security and privacy protection check and obtain third parties certifications, such as ISO 27001, ISO 27011, BS10012, CSA STAR Certification.

For more information, please refer to our website. The information on our website does not form a part of this annual report.

Property, Plant and Equipment

Our property, plant and equipment consist mainly of telecommunications equipment, land and buildings located throughout Taiwan. Although we have a significant amount of land and buildings throughout Taiwan, most of our properties are for operational use and only a small part of them are for investment purposes, which were classified as “investment properties” in our consolidated financial statements included in this annual report. Notes 16 and 18 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our “Property, plant and equipment” and “Investment properties,” respectively. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Company and the Taiwan Telecommunications Industry—Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks, earthquakes or other natural disasters” for a discussion of environmental issues that may affect utilization of our assets.

We continue to revitalize our own assets through rental income focused strategies and explore the development opportunities to increase the value of our land and buildings. We have received approximately NT$863.7 million (US$31.1 million) in rental income from properties in 2021. We completed a staff dormitory in Taoyuan City in December 2021 to attract and maintain outstanding human resources, and we are also developing a commercial building in Nangang, Taipei City.

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

Legal Proceedings

From time to time, we are involved in various legal and arbitration proceedings of a nature considered to be in the ordinary course of our business. It is our policy to provide for reserves related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable. From time to time, we have also been assessed fines by various government agencies, such as the NCC and FTC, but none of these fines has had a significant effect on our financial condition or results of operations.

Except as disclosed in our annual report, we believe that we have not been involved in any legal or arbitration proceedings during 2019, 2020 and 2021 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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

The TMA was passed by the Legislative Yuan on May 31, 2019 and promulgated by the President on June 26, 2019. The Executive Yuan issued an ordinance on June 29, 2020 to set the effective date of the TMA (excluding certain articles regarding frequency allocation) on July 1, 2020, and issued an ordinance on October 22, 2020 to set the effective date of the remaining articles of the TMA regarding frequency allocation on November 1, 2020. According to the TMA, within three years upon the enforcement thereof, the existing telecommunications enterprises shall register themselves with the NCC for the transition into being governed by the TMA. We filed an application for the aforementioned transition registration on July 31, 2020, and the application was approved by the NCC on September 30, 2020. With respect to Type I telecommunications enterprises that have been designed as dominant market players according to the Telecommunications Act before the enforcement of the TMA and related implementation measures, from the period between the TMA taking effect and the competent authority determining their significant position in the specific market and hence adopting special control measures therefor based on the TMA, the competent authority still supervises them in accordance with the Telecommunications Act and implementation measures thereof. As we were declared by the former competent authority MOTC as a dominant Type I service provider for fixed-line services, we were constrained in our ability to raise prices, and we must not engage in the following activities:

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

By comparison to the TMA, the Fair Trade Act, or the FTA, plays a more comprehensive role in regulating all matters relating to competition between enterprises. The Fair Trade Act seeks to deter and prevent anti-competitive conduct by granting the Fair Trade Commission’s powers to investigate and to impose penalties.

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

If the FTC finds an enterprise liable for violation of regulations governing monopoly, the FTC could impose a monetary fine of not more than NT$100,000,000 each time and order such enterprise to cease such wrongdoing, rectify the conduct or take any necessary corrective action. If the FTC finds such violation serious, it may further impose a monetary fine exceeding NT$100,000,000 but up to 10% of the total sales of the enterprise in the preceding fiscal year. Furthermore, the responsible person of such enterprise who engaged in such wrongdoing may be sentenced to imprisonment of not more than three years if the enterprise fails to follow FTC's order to cease the wrongdoing, rectify the conduct or take any necessary corrective action.

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

If the FTC finds an enterprise liable for violation of regulations governing concerted action (cartel), the FTC could impose a monetary fine of not more than NT$100,000,000 each time and order such enterprise to cease such wrongdoing, rectify the conduct or take any necessary corrective action. If the FTC finds such violation is serious, it may further impose a monetary fine exceeding NT$100,000,000 but up to 10% of the total sales of the enterprise in the preceding fiscal year. Furthermore, the responsible person of such enterprise who engaged in such wrongdoing may be sentenced to imprisonment of not more than three years if the enterprise fails to follow FTC's order to cease the wrongdoing, rectify the conduct or take any necessary corrective action.

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

Regulations on the Representations or Symbol Used by Telecommunications Enterprise on Goods or in Advertisement

The FTA prohibits any enterprise from making or using false or misleading representations or symbols as to price, quantity, quality, content, production process, production date, valid period, method of use, purpose of use, place of origin, manufacturer, place of manufacturing, processor, place of processing on goods, or any items which attract customers or in advertisements, or in any other way making known to the public.

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

Personal Information Protection Act

Under the Personal Information Protection Act, or PIPA, every individual or governmental or non-governmental agencies, including us, should be subject to certain requirements and restrictions for collecting, processing or using personal data. The definition of “personal data” is extended to cover a broad scope, including the name, date of birth, ID number, special features, fingerprints, marital status, family, education, occupation, medical records, medical history, genetic information, sex life, health examination report, criminal records, contact information, financial status, social activities, and any other data which is sufficient to directly or indirectly identify a specific person. If we fail to comply with the PIPA, we may be subject to serious punishment for civil claims, criminal offenses and administrative liabilities: the ceiling of the aggregate compensation amount for damages payable in a single case will be up to NT$200 million or the actual value of loss arising from our violation provided the amount of actual value of such loss is higher than NT$200 million; the defendant may be subject to imprisonment of up to five years; and the penalty for administrative liabilities will be up to NT$500,000 for each violation, and may be imposed consecutively if such violation continues.

Corporate Responsibilities: Environmental, Social and Governance (ESG) Initiatives

We are dedicated to global stewardship, focusing on sustainable environmental, social practices, and responsible governance activities. We utilize a comprehensive continuous improvement methodology in all aspects of our business in Taiwan. We established a Corporate Social Responsibility Committee in 2006 and were also the first telecommunications service provider in Taiwan to release corporate social responsibility (CSR) reports as early as 2008. We have annually published the reports after then. During the years, our CSR initiatives have been awarded a number of domestic and international CSR awards. In 2021, we restructured the Corporate Social Responsibility Committee into the Sustainability Development Committee to reflect the United Nations’ Sustainable Development Goals. The Sustainability Development Committee was tasked to develop our future ESG strategy and comply with the vision and mission of our sustainability development, and we currently focus our ESG efforts on the following key areas:

Environmental Sustainability

We monitor and seek to incorporate environmental sustainability practices and principles in our operations, products and supply chain. Our environmental sustainability initiatives mainly include:

•

Carbon emission reduction: we plan to reduce Scope 1 and 2 Greenhouse Gas, or GHG, in 2021 and have long-term targets with emission reductions. Our plan for carbon emissions in 2030 is half of those in 2020, and we committed to reaching net-zero by 2050 for these same emissions categories. We have taken a series of actions, such as replacing old infrastructure with virtual network functions and planning to retire old company cars with electric vehicles, to achieve carbon reduction.

•

Sustainable procurement: we obtained certifications on ISO standards, such as ISO 14046 Water Footprint and ISO 14067 Carbon Footprint in 2019. Our procurement decisions and processes are also in compliance with ISO 20400 Sustainable Procurement Guidance.

•

Member of Innovative Optical and Wireless Network (IOWN) global forum: as a member of IOWN, we are working with international telecommunication companies to explore multi-domain cutting-edge technologies to achieve better energy efficiency and reduce carbon emissions such as end-to-end all photonic networks and innovative applications.

•

Sustainable corporate bonds: in January 2022, our board of directors authorized the issuance of domestic unsecured corporate bonds with an aggregate principal amount of NT$10.0 billion. In March 2022, we have issued sustainability bond (unsecured corporate bond) totaling NT$3.5 billion. The proceeds will be used to finance business developments, including investments for environmental protection or social development.

Social Responsibility

We are committed to leveraging our technologies and capabilities to practice digital empowerments and providing a safe and healthy work environment to our employees and further contributing to our society. Our social responsibilities mainly include:

•

Society giveback: we take actions for the Sustainable Development Goals, which are United Nations’ blueprint for achieving a better and more sustainable future. We, therefore, proposed the “5I SDGs” initiative, namely iHelping, iSharing, iLearning, iTechnology, iProtecting, to minimize the digital divide and create digital opportunities. We also organize company volunteers to participate in local community services and proactively assist the communities.

•

Technologies making a positive impact on our society: we constantly contribute to our society with our innovation and technology. During the COVID-19 pandemic, we assisted the Taiwan government in developing the “SMS Contact Tracing Platform” within three days. Together with our innovatively developed “Epidemic Control Assistance Platform”, we have become the government’s strongest backing for epidemic prevention.

•

Equality in our workplace: we are committed to creating a workplace with equality where every employee enjoys the right to equality and non-discrimination. We launched a series of activities to advocate gender equality, adhered to the increase of female employees, and persisted in the implementation of sufficient employment policies.

•

Occupational safety and health: we instruct our employees to be responsible for observing health and safety laws and regulations. We encourage our employees to take necessary precautions and immediately report accidents, injuries and unsafe practices or conditions. In addition, we are the first telecommunications service provider in Taiwan to comply with ISO 45001:2018.

Corporate Governance

Our governance practices serve an essential role in our ability to conduct our operations responsibly and ethically. Our governance practices mainly include:

•

Governance with diversity and inclusion: we have worked to create diversity so that we are more reflective of our society with a range of perspectives to support our business decision making. Our directors also prioritize inclusion and ensure equal access of all genders and groups of employees to training, career development, nominations for promotions and professional opportunities.

•

Linking senior management compensation to ESG targets: Our senior management’s sustainability achievements have been routinely acknowledged alongside traditional key performance indicators (KPIs). We set measurable ESG targets for the senior executives and have begun introducing these ESG targets in their compensation packages.

•

Strategy alignment: we are committed to strong corporate governance that directly aligns with our long-term strategies and financial and operating plans. In the environment of increased market competition, we also timely adjust our strategies to optimize our business and enhance our management control.

For further information on our ESG initiatives, please see our annual Corporate Social Responsibility Reports, publicly available on our CSR website. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

C. Organizational Structure

Set forth below is a diagram indicating our organization structure as of March 31, 2022. Please refer to Exhibit 8.1 for the subsidiaries’ jurisdiction of incorporation.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2021 have been translated into U.S. dollar amounts using US$1.00=NT$27.74, set forth in the statistical release of the Federal Reserve Board on December 30, 2021. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2019	2020	2021
Revenues:
Domestic fixed communications business	31.7%	33.4%	30.8%
Mobile communications business	46.0	43.5	45.3
Internet business	14.5	15.5	15.7
International fixed communications business	5.5	4.2	4.3
Others	2.3	3.4	3.9
Total	100.0%	100.0%	100.0%

Our domestic fixed communications business has been an important source of revenue over the last three years. We derive domestic fixed communications revenue from the provision of FTTx and ADSL access services that provides customers with data access lines. Revenue from domestic fixed communication increased as a percentage of our total revenue in 2020, mainly attributable to the increase in ICT and broadband access revenues, which was partially offset by the decline of local and domestic long-distance revenues. Revenues from domestic fixed communication decreased as a percentage of our total revenue in 2021, mainly attributable to the decrease of ICT project revenue, which was partially offset by the increase of broadband access revenue. We believe that the domestic fixed communications business will continue to generate a significant portion of our revenues.

Revenues from our mobile communications business were a major contributor to our revenues over the last three years. In 2020, the percentage of total revenues derived from the mobile communications business decreased mainly attributable to the decline in handset sales and roaming revenue resulting from travel restrictions in response to the COVID-19 pandemic. In 2021, the percentage of total revenues derived from the mobile communications business increased mainly attributable to the 5G migration and the launch of iPhone 13. We believe that our mobile communications business will continue to generate a significant portion of our revenues.

Our internet business has been another important source of revenue over the last three years. We derived internet business revenues from the provision of data communication services, application VAS and services provided to the government. In 2020, the percentage increased mainly due to the revenues from IDC, cloud services, IoT, cybersecurity services, HiNet and HiLink. In 2021, the percentage of revenues from internet services within total revenues further increased mainly due to the demand for broadband speed upgrades amid the work-from-home trend.

We derived our international fixed communications revenues mainly from ILD telephone services and international ICT services. In 2020, the percentage of total revenues derived from the international fixed communications business decreased mainly due to our strategy to reduce low-margin revenues, such as the wholesale of ILD traffic. In 2021, the percentage of total revenues derived from the international fixed communications business increased mainly attributable to the revenue recognition of ICT projects.

Our other revenues increased from 2019 to 2021. The increase was mainly due to operating growth derived from the increase of ownership interests in International Integrated Systems, Inc., or IISI in the second half of 2020.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

On March 8, 2017, the NCC announced a plan for tariff reductions effective from April 1, 2017 to March 31, 2020. The reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ∆CPI-5.1749%, and to the monthly fees for fixed-line broadband access services (excluding FTTH, FTTB, ADSL, and the services with downlink and uplink speeds both over 100 Mbps), which was subject to a reduction by ∆CPI-3.19%. The ∆CPI for 2018 that was used for the tariff reduction starting from April 1, 2019 was 1.35%. On March 5, 2020, the NCC announced a new round for tariff reductions effective from April 1, 2020 to March 31, 2024. The new round of reduction plan applies to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ∆CPI-7.48%, and to the monthly fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over), which was subject to a reduction by ∆CPI-2.15%. The ∆CPI for 2019 that was used for the tariff reduction starting from April 1, 2020 was 0.56%. The ∆CPI for 2020 that was used for the tariff reduction starting from April 1, 2021 was -0.23%. The ∆CPI for 2021 that was used for the tariff reduction starting from April 1, 2022 was 1.96%. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

In addition, on August 23, 2017, the NCC determined that, starting from November 2017, our tariff in the mobile interconnection fees should be reduced from NT$1.15 per minute to NT$0.571 per minute in four years.

On December 14, 2020, the NCC determined that starting from January 1, 2021 to June 30, 2023, our tariff in the mobile interconnection fees decreases year by year from NT$0.525 per minute in 2021 to NT$0.482 per minute in 2022, and then to NT$0.443 per minute in 2023 until June 30, 2023.

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

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2019, 2020 and 2021, personnel expenses represented 27.7%, 27.0% and 27.1% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2019		2020		2021
	(in billions of NT$, except percentages)
Total personnel expenses	46.2	27.7%	45.0	27.0%	44.7	27.1%
Total operating costs and expenses	166.7	100.0%	166.8	100.0%	165.2	100.0%

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

After-tax earnings generated from January 1, 1998 and not distributed to stockholders as dividends in the following year were assessed with a 10% unappropriated earnings tax. According to the amendment to the Income Tax Law, the rate of the ROC unappropriated earnings tax was adjusted from 10% to 5% against our unappropriated earnings generated from January 1, 2018 and the allowed tax credit (against our earnings generated since January 1, 2018) was canceled. Such amendment has been applied to our annual tax filings made starting January 1, 2019. See “Item 10. Additional Information—E. Taxation—ROC Taxation—Dividends.” Under IFRSs, the 5% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. As a result, our effective tax rates were 19.0% and 19.6% in 2020 and 2021, respectively.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$
		(in billions)
Revenues:
Domestic Fixed Communications	65.7	69.5	64.8	2.4
Mobile communications	95.5	90.2	95.2	3.4
Internet	30.1	32.1	33.1	1.2
International fixed communications	11.5	8.7	9.1	0.3
Others	4.7	7.1	8.3	0.3
Total revenues	207.5	207.6	210.5	7.6
Operating costs	135.9	137.0	135.1	4.9
Operating expenses:
Marketing	22.2	20.9	21.0	0.8
General and administrative	4.8	5.0	5.3	0.2
Research and development	3.9	3.9	3.7	0.1
Expected credit loss	(0.1)	—	0.1	-
Total operating expenses	30.8	29.8	30.1	1.1
Other income and expenses	(0.1)	1.6	(0.4)	-
Income from operations	40.7	42.4	44.9	1.6
Non-operating income and expenses	1.2	0.4	1.1	-
Income before income tax	41.9	42.8	46.0	1.6
Income tax expense	8.0	8.1	9.0	0.3
Consolidated net income	33.9	34.7	37.0	1.3
Attributable to:
Stockholders of the parent	32.9	33.4	35.6	1.2
Noncontrolling interests	1.0	1.3	1.4	0.1

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2019	2020	2021
	(as percentages of total revenues)
Revenues:
Domestic fixed communications	31.7%	33.4%	30.8%
Mobile communications	46.0	43.5	45.3
Internet	14.5	15.5	15.7
International fixed communications	5.5	4.2	4.3
Others	2.3	3.4	3.9
Total revenues	100.0%	100.0%	100.0%
Operating costs	65.5%	66.0%	64.2%
Operating expenses:
Marketing	10.7	10.1	9.9
General and administrative	2.3	2.4	2.5
Research and development	1.9	1.9	1.8
Expected credit loss	(0.1)	-	0.1
Total operating expenses	14.8	14.4	14.3
Other income and expenses	(0.1)	0.8	(0.2)
Income from operations	19.6	20.4	21.3
Non-operating income and expenses	0.6	0.2	0.5
Income before income tax	20.2	20.6	21.8
Income tax expense	3.9	3.9	4.3
Consolidated net income	16.3%	16.7%	17.5%
Attributable to:
Stockholders of the parent	15.9%	16.1%	16.8%
Noncontrolling interests	0.4%	0.6%	0.7%

Each of our operating segments is managed separately because each represents a strategic business unit that serves a different market. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2021 compared with the year ended December 31, 2020

Revenues

Our revenues include domestic fixed communications revenues, mobile communications revenues, internet revenues, international fixed communications revenues, and other revenues.

Our revenues increased to NT$210.5 billion (US$7.6 billion) in 2021 as compared to NT$207.6 billion in 2020, primarily due to increases in revenues generated from mobile communications owning to 5G roll out, internet services driven by new lifestyle opportunities due to COVID-19 pandemic, and international fixed communications, which were offset by decreases in domestic fixed communications.

Domestic fixed communications

Our domestic fixed communications revenues include local telephone services revenues, domestic long distance telephone services revenues, broadband access revenues, domestic leased line revenues, MOD revenues, and domestic ICT and other services revenues.

Domestic fixed communications revenues accounted for 33.4% and 30.8% of our revenues in 2020 and 2021, respectively. Our domestic fixed communications revenues decreased by 6.7% from NT$69.5 billion in 2020 to NT$64.8 billion (US$2.4 billion) in 2021, primarily due to decrease of ICT project revenue, local and domestic long distance telephone services revenue, which were partially offset by the increase of broadband access revenue as a result of the demand of broadband speed upgrade amid the work-from-home trend and stay-at-home economy.

Local telephone services. Our local telephone revenues decreased from NT$24.5 billion in 2020 to NT$23.8 billion (US$0.9 billion) in 2021 with a 4.0% decline in traffic volume from 5.6 billion minutes in 2020 to 5.3 billion minutes in 2021. The decline in traffic volume was primarily due to traffic migration from fixed-line services to internet telephone services and VoIP applications. We expect this trend to continue as broadband and mobile services become more popular in Taiwan.

Domestic long distance telephone services. Our domestic long distance telephone revenues decreased by 3.7% from NT$2.0 billion in 2020 to NT$1.9 billion (US$0.1 billion) in 2021. This decrease was mainly due to the increased use of VoIP applications.

Broadband access. Revenues generated from broadband access increased from NT$18.1 billion in 2020 to NT$18.6 billion (US$0.7 billion) in 2021, mainly due to market’s growing demand for fixed broadband services.

Domestic leased line. We keep migrating domestic leased line customers to higher speed broadband services. Revenues generated from domestic leased line services increased from NT$4.3 billion in 2020 to NT$4.4 billion (US$0.2 billion) in 2021.

MOD. Revenues generated from our MOD services increased by 1.9% from NT$3.6 billion in 2020 to NT$3.7 billion (US$0.1 billion) in 2021 as a result of our successful pricing strategies to enhance upsell.

Domestic ICT and other services. Other revenues decreased by 27.0% from NT$17.0 billion in 2020 to NT$12.4 billion (US$0.4 billion) in 2021. This was mainly due to the decrease of ICT project revenue.

Mobile communications

Our mobile communications revenues include mobile services revenues and sales of mobile handsets, tablets and wearable device revenues.

Revenues from our mobile communications business accounted for 43.5% and 45.3% of our revenues in 2020 and 2021, respectively. Revenues from our mobile communications business increased by 5.6% from NT$90.2 billion in 2020 to NT$95.2 billion (US$3.4 billion) in 2021 due to our turnaround with a positive growth trend of mobile service revenues and the increase of sales of mobile handsets, tablets and wearable devices.

Mobile services. Revenues from our mobile services accounted for 27.3% and 27.6% of our revenues in 2020 and 2021, respectively. Revenues from our mobile services increased by 2.3% from NT$56.7 billion in 2020 to NT$58.0 billion (US$2.1 billion) in 2021 mainly driven by 5G migration and 4G upsell.

Sales of mobile handsets, tablets and wearable devices. Revenues from our sales of mobile handsets, tablets and wearable devices accounted for 15.5% and 16.8% of our revenues in 2020 and 2021, respectively. Revenues from our sales of mobile handsets, tablets and wearable devices increased by 10.3% from NT$32.1 billion in 2020 to NT$35.4 billion (US$1.3 billion) in 2021, mainly due to the increase in the average unit price of handsets.

Internet

Revenues from internet business accounted for 15.5% and 15.7% of our revenues in 2020 and 2021, respectively. Revenues from our internet services increased by 3.0% from NT$32.1 billion in 2020 to NT$33.1 billion (US$1.2 billion) in 2021 mainly due to the demand for broadband speed upgrades amid the work-from-home trend and stay-at-home economy, which further propelled the growth of higher-speed service adopters.

International fixed communications

Our international fixed communications revenues include ILD telephone services revenues, international leased line and international intelligent network service revenues, and global ICT & cloud services revenues.

International fixed communications revenues accounted for 4.2% and 4.3% of our revenues in 2020 and 2021, respectively. Our international fixed communications revenues increased by 4.6% from NT$8.7 billion in 2020 to NT$9.1 billion (US$0.3 billion) in 2021. This increase was mainly due to increase in revenues generated from global ICT & Cloud Services.

ILD telephone services. Our ILD telephone revenues decreased by 13.0% from NT$2.5 billion in 2020 to NT$2.2 billion (US$0.1 billion) in 2021 due to our new strategy to reduce low-margin revenues such as the wholesale of ILD traffic.

International leased line and International intelligent network service. Our international leased line and international intelligent network service increased by 2.7% from NT$4.7 billion in 2020 to NT$4.8 billion (US$0.1 billion) in 2021. The increase was mainly due to the incremental bandwidth demand driven by increasing usage of cloud services.

Global ICT & cloud services. Our global ICT & cloud services revenues increased by 58.4% from NT$0.9 billion in 2020 to NT$1.4 billion (US$0.1 billion) in 2021. The increase was mainly due to the receipt of ST-2 satellite compensation from the government.

Others

Other revenues accounted for 3.4% and 3.9% of our revenues in 2020 and 2021, respectively. Our other revenues increased from NT$7.1 billion in 2020 to NT$8.3 billion (US$0.3 billion) in 2021. The increase was mainly due to operating growth derived from the increase of ownership interests in International Integrated Systems, Inc., or IISI in the second half of 2020.

Operating Costs and Expenses

Our operating costs and expenses include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance and spectrum usage and license fees.

Operating costs and expenses decreased by 1.0% from NT$166.8 billion in 2020 to NT$165.2 billion (US$6.0 billion) in 2021. This decrease was primarily due to the completion of some large ICT projects and the decrease in personnel expenses due to employee retirement, which was partially offset by an increase in cost of goods sold, depreciation expense, and amortization expense of 5G concession. The increase in cost of goods sold was mainly driven by the increase in sales volume and higher cost of handsets sold. The increase in depreciation expenses was driven by the accelerating construction of 5G network.

Operating Costs and Expenses by Business Segment

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2021
Operating costs and expenses	56.2	90.6	22.5	9.5	17.5	(31.1)	165.2
Depreciation and amortization	14.0	20.3	2.5	1.4	1.0	—	39.2
For the year ended December 31, 2020
Operating costs and expenses	64.6	82.9	23.0	9.8	15.2	(28.7)	166.8
Depreciation and amortization	14.2	17.8	2.7	1.4	1.0	—	37.1

Domestic fixed communications

Our domestic fixed communications costs and expenses decreased by 12.9% from NT$64.6 billion in 2020 to NT$56.2 billion (US$2.0 billion) in 2021, primarily due to a decrease in ICT project costs as a result of the completion of some major ICT projects in 2020; a decrease in personnel expenses mainly due to employee retirement; and a decrease in franchise fee as we received registration approval from the NCC according to TMA and no longer need to pay franchise fee starting from October 2020.

Mobile communications

Our mobile communications operating costs and expenses increased by 9.2% from NT$82.9 billion in 2020 to NT$90.6 billion (US$3.3 billion) in 2021. This increase was primarily due to an increase in cost of goods sold mainly driven by the increase in sales volume and higher cost of handsets sold. Depreciation expenses and amortization expenses of 5G concession increased as well mainly due to accelerating construction of 5G network deployment.

Internet

Our internet operating costs and expenses decreased by 2.2% from NT$23.0 billion in 2020 to NT$22.5 billion (US$0.8 billion) in 2021 primarily due to a decrease in ICT project costs as a result of the completion of some major ICT projects in 2020.

International fixed communications

Our international fixed communications costs and expenses decreased by 2.5% from NT$9.8 billion in 2020 to NT$9.5 billion (US$0.4 billion) in 2021 primarily due to a decrease in rental expenses as a result of the termination of some indefeasible rights of use, or IRU contracts.

Others

The costs and expenses from our other business increased by 15.0% from NT$15.2 billion in 2020 to NT$17.5 billion (US$0.6 billion) in 2021 primarily due to the consolidation of International Integrated Systems, Inc., or IISI and its subsidiaries as a result of step acquisition completed on July 1, 2020.

Other Income and Expenses

We recorded net other income of NT$1.6 billion in 2020 and net other expenses of NT$0.4 billion (US$13.0 million) in 2021, respectively. The differences between 2020 and 2021 were primarily due to the gains resulting from asset revitalization in 2020 and the impairment loss on right-of-use assets in 2021.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 6.1% from NT$42.4 billion in 2020 to NT$44.9 billion (US$1.6 billion) in 2021. Our operating margin increased from 20.4% in 2020 to 21.3% in 2021.

The following table sets forth certain information regarding our revenues and income before income tax by business segment for the periods indicated.

	Domestic Fixed Communications	Mobile Communications	Internet	International Fixed Communications	Others	Adjustment	Total
			(in billions of NT$)
For the year ended December 31, 2021
Revenues from external customers	64.8	95.2	33.1	9.1	8.3	—	210.5
Intersegment service revenues	17.4	1.6	3.9	2.0	6.2	(31.1)	—
	82.2	96.8	37.0	11.1	14.5	(31.1)	210.5
Segment income before income tax	26.1	6.3	14.5	1.2	(2.1)	—	46.0
For the year ended December 31, 2020
Revenues from external customers	69.5	90.2	32.1	8.7	7.1	—	207.6
Intersegment service revenues	15.9	1.5	4.0	1.9	5.4	(28.7)	—
	85.4	91.7	36.1	10.6	12.5	(28.7)	207.6
Segment income before income tax	22.5	8.8	13.1	0.8	(2.4)	—	42.8

As a result of the foregoing, segment income before tax for our domestic fixed communications business increased by 16.2% from NT$22.5 billion in 2020 to NT$26.1 billion (US$1.0 billion) in 2021; segment income before tax for our mobile communications business decreased by 27.5% from NT$8.8 billion in 2020 to NT$6.3 billion (US$0.2 billion) in 2021; segment income before tax for our internet business increased by 10.6% from NT$13.1 billion in 2020 to NT$14.5 billion (US$0.5 billion) in 2021; segment income before tax for our international fixed communications business increased by 40.5% from NT$0.8 billion in 2020 to NT$1.2 billion (US$42.0 million) in 2021; and segment loss for our other business segments decreased by 12.1% from NT$2.4 billion in 2020 to NT$2.1 billion (US$0.1 billion) in 2021.

Non-operating Income and Expenses

Our non-operating income increased from NT$0.4 billion in 2020 to NT$1.1 billion (US$41.0 million) in 2021. The increase was primarily due to an increase in valuation gain on financial assets and liabilities at fair value through profit or loss and an increase in foreign currency exchange gain.

Income Tax

Our income tax was NT$8.1 billion and NT$9.0 billion (US$0.3 billion) in 2020 and 2021, respectively. Our effective tax rate increased from 19.0% in 2020 to 19.6% in 2021.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$33.4 billion and NT$35.6 billion (US$1.2 billion) in 2020 and 2021, respectively. Our net margin increased from 16.1% in 2020 to 16.8% in 2021.

The year ended December 31, 2020 compared with the year ended December 31, 2019

Revenues

Our revenues remain stable at NT$207.6 billion (US$7.4 billion) in 2020 as compared to NT$207.5 billion in 2019, primarily due to increases in revenues generated from domestic fixed communications and internet services, partially offset by decreases in mobile communications, and international fixed communications. Certain comparative figures have been reclassified to conform with the current year’s presentation.

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

Sales of mobile handsets, tablets and wearable devices. Revenues from our sales of mobile handsets, tablets and wearable devices accounted for 17.1% and 15.5% of our revenues in 2019 and 2020, respectively. Revenues from our sales of mobile handsets, tablets and wearable devices decreased by 9.7% from NT$35.5 billion in 2019 to NT$32.1 billion (US$1.1 billion) in 2020, mainly due to the COVID-19 pandemic, the delay in the release of the next-generation iPhone, and the extension of the mobile phone replacement cycle.

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

ILD telephone services. Our ILD telephone revenues decreased by 46.0% from NT$4.6 billion in 2019 to NT$2.5 billion (US$0.1 billion) in 2020 due to our new strategy to reduce low-margin business such as the wholesale of ILD traffic.

International leased line and international data services. Our international leased line and international data revenues increased by 3.3% from NT$4.5 billion in 2019 to NT$4.6 billion (US$0.2 billion) in 2020. The increase was mainly due to the growing demand from OTT providers.

International ICT and other services. Our international ICT and other revenues decreased by 49.5% from NT$1.8 billion in 2019 to NT$0.9 billion (US$0.03 billion) in 2020. The decrease was mainly generated from our subsidiary Chunghwa Telecom Singapore Pte., Ltd.

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

Mobile communications

Our mobile communications operating costs and expenses decreased by 3.3% from NT$85.8 billion in 2019 to NT$82.9 billion (US$3.0 billion) in 2020. This decrease was primarily due to a decrease of NT$2.9 billion (US$0.1 billion) in costs of goods sold, a decrease of NT$0.5 billion (US$18.9 million) in interconnection costs and an increase of NT$1.2 billion (US$42 million) in amortization expenses of 5G concession.

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

Others

The costs and expenses from our other business increased by 18.6% from NT$12.9 billion in 2019 to NT$15.2 billion (US$0.5 billion) in 2020. The increase was primarily due to an increase of NT$1.3 billion (US$46.3 million) from our new subsidiary International Integrated Systems, Inc. since July 1, 2020 and an increase of NT$0.9 billion (US$30.3 million) from our other subsidiaries.

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

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$
		(in billions)
Net cash provided by operating activities	72.4	74.5	74.9	2.7
Net cash used in investing activities	(27.1)	(68.3)	(31.2)	(1.1)
Net cash used in financing activities	(38.9)	(9.8)	(34.3)	(1.2)
Effect of exchange rate changes	0.0	0.0	0.0	0.0
Net increase (decrease) in cash and cash equivalents	6.4	(3.6)	9.4	0.4
Cash and cash equivalents at end of year	34.1	30.4	39.8	1.4

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

In 2021, we generated NT$74.9 billion (US$2.7 billion) in net cash from operating activities as compared to NT$74.5 billion in 2020. The increase was primarily due to an increase in income before income tax, an increase in trade notes and accounts receivable from 5G business and a decrease in payment to international carriers due to our strategy to reduce low-margin wholesale business.

In 2020, we generated NT$74.5 billion in net cash from operating activities as compared to NT$72.4 billion in 2019. The increase was primarily due to an increase in cash inflows from the completion of project business and a decrease in trade notes and accounts payable.

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

In 2021, net cash used in investing activities was NT$31.2 billion (US$1.1 billion), a decrease from NT$68.3 billion in 2020. The decrease was primarily due to an increase in acquisition of property, plant and equipment in 2021 offset by a one-time payment of NT$47.4 billion in 2020 for acquiring the 5G mobile broadband spectrum.

In 2020, net cash used in investing activities was NT$68.3 billion, an increase from NT$27.1 billion in 2019. The change was primarily due to a payment of NT$47.4 billion in 2020 for acquiring the 5G mobile broadband spectrum, offset by a decrease in acquisition of property, plant and equipment as well as an increase in proceeds from disposals of property, plant and equipment resulting from asset revitalization.

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

In 2021, our net cash used in financing activities totaled NT$34.3 billion (US$1.2 billion), which mainly reflected NT$33.4 billion in dividends being paid.

In 2020, our net cash used in financing activities totaled NT$9.8 billion, which mainly reflected NT$32.8 billion in dividends paid, a net increase in short-term bills payable and issuance of bonds.

In 2019, our net cash used in financing activities totaled NT$38.9 billion, which mainly reflected NT$34.7 billion in dividends paid and NT$3.7 billion in payments for the principal of lease liabilities.

As of December 31, 2021, we had remaining commitments under non-cancelable contracts with various parties, including acquisition of lands and buildings of NT$0.6 billion (US$20.6 million) and acquisition of telecommunications related inventory and equipment of NT$21.6 billion (US$0.8 billion).

Our Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The transaction amount is expected to be in the range from NT$1.6 billion (US$58.6 million) to NT$2.1 billion (US$75.0 million); however, the actual amount will be determined according to the approval date of the related authority and mutual negotiations.

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

As of December 31, 2021, our primary source of liquidity was NT$39.8 billion (US$1.4 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured bank loans and commercial paper payable and secured bank loans amounted to NT$61.7 billion (US$2.2 billion) and NT$1.6 billion (US$57.7 million), respectively, as of December 31, 2021.

As of December 31, 2021, we had bonds payable in the amount of NT$27.0 billion (US$1.0 billion) at interest rates ranging from 0.42% to 0.59%.

As of December 31, 2021, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$65 million (US$2.3 million) at interest rates ranging from 1.97% to 2.43%.

As of December 31, 2021, our subsidiary Light Era had long-term secured loans in the amount of NT$1.6 billion (US$57.7 million) due in 2024 at an interest rate of 0.89%.

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

Note 41 to our consolidated financial statements included elsewhere in this annual report provides a description of the assets that are pledged as collaterals for bank loans, custom duties of the imported materials and warranties of contract performance as well as the bank deposits for the restricted purpose in accordance with The Management, Utilization, and Taxation of Repatriated Offshore Funds Act in the ROC.

Capital Expenditures

Substantially all of our capital expenditures in 2019, 2020 and 2021 were made for operations in the ROC. We have financed our capital expenditures using cash flow from operations and bank loans. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2019		2020		2021
	(in billions of NT$, except percentages)
Capital Expenditures:
Domestic fixed communications business	12.1	50%	11.5	49%	13.3	38%
Mobile communications business	7.8	32	8.8	38	16.8	48
Internet business	1.4	6	1.4	6	2.9	8
International fixed communications business	1.1	5	0.8	3	0.5	1
Others	1.8	7	1.0	4	1.8	5
Total capital expenditures	24.2	100%	23.5	100%	35.3	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2022.

	Year Ending December 31, 2022
	(in billions of NT$, except percentages)
Capital Expenditures:
Mobile communications business	14.5	40%
Others	22.3	60
Total capital expenditures	36.8	100%

We expect our total capital expenditures to be approximately NT$36.8 billion in 2022. Our capital expenditures for 2022 are planned to be allocated to our 5G network deployment, IDC construction, FTTx network expansion, international submarine cables, public switching telephone network transforming to internet protocol network, service platforms, cloud computing, IoT, ESG, and asset activation. We expect to finance these capital expenditures with our cash flows from operations and bank loans.

As of December 31, 2021, we had remaining commitments under non-cancelable contracts with various parties, including the acquisition of lands and buildings of NT$0.6 billion (US$20.6 million) and acquisition of telecommunications related inventory and equipment of NT$21.6 billion (US$0.8 billion).

Our Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The transaction amount is expected to be in the range from NT$1.6 billion (US$58.6 million) to NT$2.1 billion (US$75.0 million); however, the actual amount will be determined according to the approval date of the related authority and mutual negotiations.

We committed that when our ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, we will provide financial support to assist NCB to maintain in healthy financial condition.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2019, 2020 and 2021.

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
•

Prior to incorporation, according to the laws and regulations applicable to state-owned enterprises in Taiwan, we recorded revenue from fixed-line service at the time the connection service was performed or the prepaid card was sold. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of our additional paid-in capital was from unearned revenues from fixed-line services as of that date. Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided or as consumed. Therefore, upon our first adoption of IFRSs, we should retrospectively decrease additional paid-in capital while increasing unappropriated earnings on the transition date of January 1, 2012. There is no difference in recognition of unearned revenues or deferred income between IFRSs and Taiwan IFRSs. However, according to the guidance released by the TWSE in March 2012, which is a part of Taiwan IFRSs, the additional paid-in capital under ROC GAAP that is not specifically promulgated under Taiwan IFRSs should not be adjusted on the transition date of January 1, 2012. Therefore, we retain such additional paid-in capital under Taiwan IFRSs.

It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2021 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Research and Development

Looking back at the year 2021, global telecommunications operators faced intense competition from OTT and social media providers. In addition to actively promoting 5G network construction and innovative services, global telecommunications operators mapped out their digital transformation strategies to meet such challenges. We have also undertaken the 3-year transformation plan aiming at four major areas, including core businesses, emerging businesses, cost optimization, and core competency improvement. Our Telecommunication Laboratories strives to align itself with the strategy by leveraging its capabilities in emerging technologies, while implementing next-generation networks, on which various converging services for the three major markets of individuals, families, and enterprises are provided. Key research and development achievements of our Telecommunication Laboratories in 2021 are as follows:

Forward-looking network and cloud technologies:

•

Network Communication: 5G Standalone, or SA network, 5G edge computing, 5G private network, 5G time-frequency synchronization, telecom network function virtualization and cloudification, ultra-high-speed broadband access network, co-existence solution of 5G and Low-Earth Orbit, or LEO, satellite network, interference analysis of 5G and LEO satellite network, universal radio access, 3GPP non-terrestrial networks (NTN), etc.

•

Operation and maintenance management: fixed-mobile network convergence operation management, SDN network control, 5G private network management, data-driven operation management, intelligent operation management for autonomous network, etc.

•	Cloud computing platform: multi-cloud management, hicloud public cloud service, container management, software-defined data center, telecom cloud, etc.

Innovative information and communication application services:

•	AIoT: AIoT edge computing, smart energy management, smart meters, health cloud teleconsultation, emergency medical operation center platform, smart construction applications, etc.
•

Smart transportation and safety: smart traffic control, traffic law enforcement technology, self-driving vehicle management, big data analytics in traffic and transportation, public transit data analytics, smart railway, smart container terminal, automated gate, drone inspection, high-speed dynamic weighbridge integration solution, etc.

•

Digital convergence: low-latency, multi-angle live streaming, cloud class-rooms, AR/MR(Augmented Reality / Mixed Reality) applications, multi-location co-performance in real time, 5G video entertainment, remote video collaboration, end-to-end secure communication, etc.

•

Artificial Intelligence, or AI: speech-to-text and text-to-speech, smart home voice control, task-based dialogue robots, AI PaaS intelligent analysis platform, text categorization and topic analysis, etc.

•	Cybersecurity: Identity authentication, blockchain, cybersecurity threat detection, enterprise cybersecurity protection, etc.
•	Digital finance: mobile payment, reward points value-added services, etc.

In 2021 a total of 161 patents were filed, and 167 patents were granted, while at least 16 domestic and foreign honors were awarded for the R&D achievements.

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

E. Critical Accounting Estimates

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

Critical Accounting Judgments

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

Key Sources of Estimation and Uncertainty

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

In 2019, 2020 and 2021, we determined that some of our investment properties’ recoverable amount, which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount and recognized reversals of impairment loss of NT$57 million, NT$27 million and NT$83 million (US$3.0 million), respectively.

In 2019, 2020 and 2021, our subsidiary, SENAO, evaluated the goodwill that arose in the acquisition of Youth and its subsidiaries and concluded the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss of NT$9 million, NT$9 million and NT$29 million (US$1.0 million), respectively.

In 2021, our subsidiary, SENAO evaluated the trademark that arose in the acquisition of Youth and its subsidiaries and concluded the recoverable amount of the license agreement and the trademark were lower than the carrying value and recognized impairment loss of $0.2 million (US$0.01 million).

In 2019, our subsidiaries, CHPT and CHSI, evaluated that certain miscellaneous equipment, construction in progress and equipment to be accepted will not be used in the future and there was no active market for sale; therefore, we determined that the recoverable amount of such assets was nil and recognized impairment losses of NT$93 million. In 2020 and 2021, there was no indication that property, plant and equipment was impaired, so we did not recognize any impairment loss.

In 2021, we evaluated and determined that the recoverable amount of certain of our right-of-use assets was nil; therefore, we recognized an impairment loss of NT$420 million (US$15.1 million).

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

Leasing

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

A. Directors and Senior Management

Our Articles of Incorporation provides for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of February 28, 2022. There is no family relationship among any of these persons. These directors have terms until June 20, 2022. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Chi-Mau Sheih	68	Chairman, Chief Executive Officer and Director
Shui-Yi Kuo	57	President and Director
Yu-Lin Huang	59	Director
Lien-Chuan Lee	60	Director
Shin-Yi Chang	62	Director
Sin-Horng Chen	68	Director
Hung-Yi Hsiao	48	Director
Shih-Hung Tseng	61	Director
Lo-Yu Yen	66	Independent Director
JenRan Chen	63	Independent Director
Yu-Fen Lin	51	Independent Director
Chung-Chin Lu	63	Independent Director
Yi-Chin Tu	46	Independent Director

Chi-Mau Sheih is the Chairman, Chief Executive Officer and director of our company. Mr. Sheih assumed the role of our Chairman and Chief Executive Officer on April 22, 2019. He has served as the President and director of our company since January 2017. Mr. Sheih served as a Senior Executive Vice President of our company from 2010 to 2017, the President of Southern Taiwan Business Group from 2007 to 2010, and the President of Central Taiwan Business Group from 2006 to 2007. Mr. Sheih specializes in business management, ICT, cyber security, cloud computing, big data applications, and commerce, and he holds an MBA degree from National Taiwan University.

Shui-Yi Kuo is the President and director of our company. Mr. Kuo has been our President since May 8, 2019. Prior to that, he served as our Senior Executive Vice President and Chief Financial Officer from August 2017 to September 2020 and the Senior Executive Vice President of Investment of the Company from March 2017 to August 2017. He also served as the Vice President of the Company’s Investment Department from November 2014 to March 2017. From November 2013 to November 2014, Mr. Kuo served as the President of the Company’s subsidiary, Light Era Development Co., Ltd. In addition, from March 2008 to November 2013, Mr. Kuo served as the Vice President of the Company’s Accounting Department. Mr. Kuo specializes in accounting and finance, and he holds a master’s degree in Accounting from National Chengchi University.

Yu-Lin Huang is a director of our company. Dr. Huang is currently the President of the Taiwan Foundation for Democracy. He is also a professor of the Civil Engineering Department of the National Yang Ming Chiao Tung University. He had been the Political Deputy Minister of the MOTC and the Director General of the Construction Bureau of Taichung City. Dr. Huang specializes in project management, project financing, infrastructure investment and privatization, and he holds a Ph.D. degree in Civil and Environmental Engineering from University of California at Berkeley.

Lien-Chuan Lee is a director of our company. Mr. Lee is currently the Vice Minister of the Ministry of Culture, or the MOC. Mr. Lee served as Secretary General, Executive Secretary of Legal Affairs, and Director

General of General Planning of the MOC from 2012 to 2017. Mr. Lee also worked at the Ministry of Finance, Ministry of Economic Affairs, and Executive Yuan, and served as Senior Executive Officer, Senior Specialist and Senior Executive Officer for 13 years. Mr. Lee has been an instructor for over 20 years in Soochow University and Tamkang University, teaching courses of international finance, investment theory and practice ad futures theory and practice. Mr. Lee specializes in financial management, cultural and digital content investment and interdisciplinary integration of cultural and technology, and he holds a master’s degree in Economics from National Chengchi University.

Shin-Yi Chang is a director of our company. Mr. Chang is currently the Director of the Accounting Department of the MOTC. Mr. Chang specializes in accounting and he holds a master’s degree in Business Administration from National Taiwan University.

Sin-Horng Chen is a director of our company. Dr. Chen is currently a Chair Professor in the Department of Electrical Engineering of National Yang Ming Chiao Tung University. Dr. Chen also serves as an independent director of Chinesegamer International Corp. Dr. Chen specializes in speech signal processing, speech recognition and speech synthesis, and he holds a Ph.D. degree in Electrical Engineering from Texas Tech University.

Hung-Yi Hsiao is a director of our company. Dr. Hsiao is currently a professor in the Department of Law, School of Law and Dean of Office of International & Cross-Strait Academic Exchange of Soochow University. Dr. Hsiao also serves as the Chairman of China Electric Manufacturing Corp. Dr. Hsiao specializes in criminal law and technology law, and he holds a Ph.D. degree in Law from Soochow University in Taiwan.

Shih-Hung Tseng is the labor director of our company. Mr. Tseng is currently the President of Chunghwa Telecom’s Corporate Union, Tainan Branch. Mr. Tseng specializes in ICT, and he graduated from the Electronic Engineering Department of Kun Shan Institute of Technology.

Lo-Yu Yen is an independent director of our company. Mr. Yen is currently the Chairman of the Entrepreneurs Co-Creation Platform. He also serves as an independent director of Sinyi Realty Inc. and Qisda Corp. Mr. Yen is also a legal representative of Chinese Television System Inc. Mr. Yen worked at international accounting and consulting firms in Taiwan, the US and Mainland China for 30 years. Mr. Yen specializes in accounting and finance, and he holds a master’s degree in Accounting from National Chengchi University. Mr. Yen has CPA certificates both in the ROC and in the United States.

JenRan Chen is an independent director of our company. Mr. Chen is currently the Executive Board Director of Pixnet Digital Media Technology Co., Ltd., the largest social media in Taiwan. He also serves as an independent director of Ezfly International Travel Agent Co., Ltd. He is the co-founder and ex-CEO of Yam Digital Technology Co., Ltd, the very first Chinese search engine, and former General Manager of Chinese Television System. Mr. Chen specializes in innovation management, team building, strategy management and IT services, and he holds a master’s degree in Sociology from National Taiwan University.

Yu-Fen Lin is an independent director of our company. Ms. Lin is the co-founder and managing partner of Lex & Honor Law offices. She is a transactional attorney with a board practice in business planning, corporate compliance and finance transactions. Ms. Lin also serves as an independent director of Bank SinoPac Co., Ltd. and SINBON Electronics Co., Ltd. Ms. Lin specializes in international commercial investment, corporate investment law, administrative and public laws related legal consultancy, and she holds a bachelor’s degree of Laws and Political Science from National Taiwan University.

Chung-Chin Lu is an independent director of our company. Dr. Lu is a professor in the Department of Electrical Engineering, National Tsing Hua University, Taiwan. Dr. Lu specializes in digital communications, error-correcting codes, systems bioinformatics, quantum computation and quantum communications, and machine learning, and he holds a Ph.D. degree in Electrical Engineering from the University of Southern California, USA.

Yi-Chin Tu is an independent director of our company. Mr. Tu is currently the founder of Taiwan AI Labs. Prior to that, Mr. Tu worked for Microsoft for 11 years and the National Human Genome Research Institute in the USA for three years. Mr. Tu is also the founder of the non-profit open-source organization of BBS club, PTT. Mr.

Tu specializes in artificial intelligence (AI), AI data governance, software platform R&D and digital talent incubation, and he holds a master’s degree in Computer Science and Information Engineering from National Taiwan University.

The following person served as our director during 2021 but is no longer serving with us due to replacement.

Chin-Tsai Pan was a director of our company. Mr. Pan is currently a Deputy Senior Engineer of Kaohsiung Branch, Chunghwa Co., Ltd. Mr. Pan graduated from Kaohsiung Industrial High School.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of February 28, 2022. There is no family relationship among any of these persons.

Name	Age	Position
Hong-Chan Ma	65	Senior Executive Vice President
Rong-Shy Lin	56	Senior Executive Vice President
Wei-Kuo Hong	61	Senior Executive Vice President
Yu-Shen Chen	45	Senior Executive Vice President and Chief Financial Officer
Tian-Tsair Su	59	President of Consumer Business Group
Li-Show Wu	63	President of Enterprise Business Group
Chih-Cheng Chien	61	President of Network Technology Group
Hsueh-Lan Wu	63	President of International Business Group
Chau-Young Lin	59	President of Data Communications Business Group

Hong-Chan Ma has been the Senior Executive Vice President since August 2018. Mr. Ma is also the CISO and DPO of our company, and a director of CHIEF Telecom Inc, or CHIEF, one of our consolidated subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.” He was the President of our Data Communications Business Group from August 2015 to August 2018. Prior to that, he served as the Vice President of our Marketing Department from September 2012 to August 2015, and the Assistant Vice President of our Marketing Department from January 2011 to September 2012. Mr. Ma holds a master’s degree in Management Science from National Chiao Tung University in Taiwan.

Rong-Shy Lin has been the Senior Executive Vice President since June 2020. Dr. Lin was the President of our Data Communications Business Group from November 2018 to June 2020. Prior to that, he served as the President of our Telecommunication Laboratories from November 2017 to November 2018, and the Vice President of our Telecommunication Laboratories from February 2017 to November 2017. Dr. Lin holds a Ph.D. degree in Information Engineering from National Chiao Tung University in Taiwan.

Wei-Kuo Hong has been the Senior Executive Vice President since June 2020. Dr. Hong was the President of our Telecommunication Training Institute from November 2018 to June 2020. Prior to that, he served as the Vice President of our Telecommunication Training Institute from May 2017 to November 2018, and the Assistant Vice President of our Investment Department from May 2012 to May 2017. Dr. Hong holds a Ph.D. degree in Industrial Administration from National Tsing Hua University in Taiwan.

Yu-Shen Chen has been the Senior Executive Vice President and Chief Financial Officer since September 2020. He has been the Professor of Accounting at National Chengchi University since August 2015. Dr. Chen holds a Ph.D. degree in Accounting from State University of New York at Buffalo.

Tian-Tsair Su has been the President of our Consumer Business Group since January 2022. He is also a director of SENAO International Co., Ltd. Mr. Su was the Chairman of Honghwa International Co., Ltd. from August 2019 to January 2022. Prior to that, he served as the Senior Executive Vice President of Administration from November 2017 to August 2019, and the Vice President of our Corporate Planning Department from May 2013 to November 2017. Mr. Su holds a master’s degree in Electrical Engineering from National Cheng Kung University.

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

Chih-Cheng Chien has been the President of our Network Technology Group since January 2022. He is also a director of SENAO International Co., Ltd. Dr. Chien was the President of our Mobile Business Group from January 2021 to January 2022. Prior to that, he served as the President of our Telecommunication Training Institute from June 2020 to January 2021, and the Advisor of our Overseas New Business Office from November 2018 to June 2020. Dr. Chien holds a Ph.D. degree in Engineering Technology from National Taiwan University of Science and Technology.

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

The following person served as our executive officers during 2021 and retired in the same year.

Yi-Fong Chang was the President of our Southern Taiwan Business Group from August 2019 to January 2022. He was the Chairman of Honghwa International Co., Ltd. from January 2019 to August 2019. Prior to that, he was the Vice President of our Northern Taiwan Business Group from October 2011 to January 2019, and the Deputy Principal Engineer from March 2009 to October 2011. Mr. Chang holds a master’s degree in Engineering Technology from National Taiwan University of Science and Technology.

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

Our Chairman and Chief Executive Officer, Mr. Chi-Mau Sheih, and our President, Mr. Shui-Yi Kuo, our labor director Mr. Shih-Hung Tseng, who succeeded on April 6, 2021, and Mr. Chin-Tsai Pan, who dismissed on

April 5, 2021 to our board of directors, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2019, 2020 and 2021 was NT$115,079,161, NT$117,485,681 and NT$106,456,778 (US$3,837,663.2), respectively. The aggregate amount of compensation in 2021 includes a NT$63,185,021 (US$2,277,758.5) salary payment for directors and executive officers, a NT$0 (US$0) pension payment for executive officers, a NT$38,551,757 (US$1,389,753.3) bonus accrued for directors and a NT$4,720,000 (US$170,151.4) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$35,803,428 (US$1,290,678.7) was paid directly to the MOTC in 2021 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors and senior management for the fiscal year ended December 31, 2021 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Directors
Below NT$1,000,000	Shin-Yi Chang, Lien-Chuan Lee, Sin-Horng Chen, Yu-Lin Huang, Hung-Yi Hsiao, Lo-Yu Yen, JenRan Chen, Yu-Fen Lin, Chung-Chin Lu, Yi-Chin Tu, Chin-Tsai Pan(1)
NT$1,000,000 to NT$1,999,999	Shih-Hung Tseng(1)
NT$2,000,000 to NT$3,499,999	None
NT$3,500,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	Chi-Mau Sheih(2), Shui-Yi Kuo(3)
Above NT$10,000,000	None
Total	14 people

(1)	As salary for serving as our employee.
(2)	As salary for serving as our Chief Executive Officer.
(3)	As salary for serving as our President.

Total Compensation	Senior Management
Below NT$1,000,000	None
NT$1,000,000 to NT$1,999,999	None
NT$2,000,000 to NT$3,499,999	Yu-Shen Chen(1)
NT$3,500,000 to NT$4,999,999	Wei-Kuo Hong, Hsueh-Lan Wu, Chih-Cheng Chien
NT$5,000,000 to NT$9,999,999	Hong-Chan Ma, Rong-Shy Lin, I-Feng Chang, Li-Show Wu, Chau-Young Lin
NT$10,000,000 to NT$14,999,999	None
Above NT$15,000,000	None
Total	9 people

(1)	Dr. Chen has been a member of the senior management of our company since September 2020.

The compensation committee shall periodically review and assess compensation packages for the Board of Directors and executive management, which are then approved by the Board of Directors.

The compensation of the senior executives is linked to various KPI assessments, such as corporate performance, subordinate unit performance, and personal performance, and ESG as an additional reference point for changing compensation.

We accrued NT$2,881,618 (US$103,880) pension expense for executive officers mentioned above in 2021. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 29 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 13 directors, including five independent directors. All of our directors were elected on June 21, 2019, except for Mr. Lien-Chuan Lee and Mr. Shih-Hung Tseng who were reassigned as the juristic-person directors by the MOTC. The term is until June 20, 2022. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

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

Our audit committee approves and handles following items: (i) the adoption of or amendments to the internal control system pursuant to Article 14-1 of the Securities and Exchange Act; (ii) assessment of the effectiveness of the internal control system; (iii) the adoption or amendment, pursuant to Article 36-1 of the Securities and Exchange Act, of procedures for handling financial or business activities of a material nature, such as acquisition or disposal of assets, derivatives trading, loaning of funds to others, and endorsements or guarantees for others; (iv) a matter bearing on the personal interest of a director; (v) a material asset or derivatives transaction; (vi) a material monetary loan, endorsement, or provision of guarantee; (vii) the offering, issuance, or private placement of any equity-type securities; (viii) the hiring or dismissal of a CPA, or the compensation given thereto; (ix) the appointment or discharge of a financial, accounting, or internal auditing supervisor; (x) annual financial reports; (xi) the matters regulated by the Business Mergers and Acquisitions Act; (xii) the first to third quarter financial reports; (xiii) communication with the CPA; (xiv) negotiating conflicts over financial reports between the management team and the CPA; (xv) discussing and reporting other financial information and required disclosures under the Securities Exchange Act of the U.S. with the management team and the CPA; and (xvi) any other material matter so required by our company or the relevant competent authorities. Our board of directors has concluded that Lo-Yu Yen is our audit committee financial expert.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee may comprise of five to nine directors. Currently, there are eight directors on the Committee. It is responsible for: (i) reviewing and advising on our mid- to long-term goals and strategies; (ii) major investments and mergers and acquisitions; (iii) major reorganizations of our company; (iv) applications for or returns of business licenses; (v) annual operating plans and budget compilations and revisions; (vi) capital increases or decreases; and (vii) other major strategic decisions that may affect our development. Conclusions made by the corporate strategy committee are considered at a subsequent board of directors meeting.

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

D. Employees

As of December 31, 2021, we had 31,812 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2019 to 2021 on a consolidated basis.

	2019	2020	2021
Employees
Technical	15,633	16,352	16,150
Operations	14,513	14,031	13,852
Administrative	1,746	1,835	1,810
Total	31,892	32,218	31,812

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2019 to 2021.

	2019	2020	2021
Employees
Technical	12,406	12,115	11,855
Operations	7,998	7,711	7,311
Administrative(1)	1,257	1,224	1,185
Total	21,661	21,050	20,351
(1)	Included directors of Chunghwa Telecom Co., Ltd. in accordance with the ROC requirements.

As of December 31, 2021, 85.8% of our employees of Chunghwa Telecom Co., Ltd. had bachelor, master or doctoral degrees.

As of December 31, 2021, approximately 99% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 1.7% to 4.3% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2021, we distributed compensation to our employees of NT$1.2 billion (US$43.3 million).

E. Share Ownership

As of February 28, 2022, our directors and executive officers personally held an aggregate of 381,182 shares of our common shares, representing around 0.005% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2022 by each of our directors and executive officers.

Name	Number	%
Chi-Mau Sheih	72,054	*
Shui-Yi Kuo	35,000	*
Yu-Lin Huang	—	—
Lien-Chuan Lee	—	—
Shin-Yi Chang	—	—
Sin-Horng Chen	15,729	*
Hung-Yi Hsiao	—	—
Shih-Hung Tseng	2,245	*
Lo-Yu Yen	—	—
JenRan Chen	—	—
Yu-Fen Lin	—	—
Chung-Chin Lu	—	—
Yi-Chin Tu	—	—
Hong-Chan Ma	—	—
Rong-Shy Lin	40,361	*
Wei-Kuo Hong	—	—
Yu-Shen Chen	100,000	*
Tian-Tsair Su	32,341	*
Li-Show Wu	32,964	*
Chih-Cheng Chien	19,600	*
Hsueh-Lan Wu	18,000	*
Chau-Young Lin	12,888	*

*	Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

Our consolidated subsidiary, SENAO, is publicly traded on the TWSE and resolved to grant a stock options plan for its employees to purchase common stock of SENAO. As of December 31, 2019, 2020 and 2021, there were no outstanding stock options.

In 2015, 2017, 2018 and 2020, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2019, 2020 and 2021, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 1.3 million, 0.6 million and 0.4 million common shares of CHIEF, respectively.

In 2019 and 2021, CHTSC, another consolidated subsidiary of ours, granted a stock options plan for its employees to purchase common stock of CHTSC. As of December 31, 2019, 2020 and 2021, participants in CHTSC’s incentive plan had outstanding stock options to purchase 4.5 million, 4.3 million and 6.5 million common shares of CHTSC, respectively.

In 2013 and 2014, our consolidated subsidiary, IISI, which has been a public company since October 20, 2016, granted stock options to its employees entitling them to purchase common stock of IISI. As of December 31, 2020, participants in IISI’s stock incentive plan had outstanding stock options to purchase 0.5 million common shares of IISI. As of December 31, 2021, there were no outstanding stock options.

In 2021, our consolidated subsidiary, CLPT, granted stock options to its employees entitling them to purchase common stock of CLPT. As of December 31, 2021, participants in CLPT’s stock incentive plan had outstanding stock options to purchase 0.6 million common shares of CLPT.

See Note 35 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding share-based payment arrangements of SENAO, CHIEF, CHTSC, IISI and CLPT.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of February 28, 2022, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2019		As of March 31, 2020		As of March 31, 2021		As of February 28, 2022
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,268,238,684	42.13	3,263,615,684	42.07	3,265,349,684	42.10	3,301,701,984	42.56
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd(2)	543,451,184	7.01	579,803,184	7.47	632,961,184	8.16	493,359,184	6.36

(1)	Includes shares held through the MOTC and other government-controlled entities.
(2)

Information as of July 25, 2018, July 27, 2019, July 4, 2020, and August 27, 2021 the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of February 28, 2022, 30 record holders held 20,602,198 ADSs (each representing ten common shares), which represents approximately 2.7% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

On April 1, 2007, Chunghwa entered into an agreement with SENAO making SENAO the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, SENAO also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in SENAO’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2021, SENAO received NT$6.0 billion (US$0.2 billion) from Chunghwa. Chunghwa also sells mobile handsets to SENAO. For the year ended December 31, 2021, Chunghwa sold mobile handsets to SENAO, which amounted to NT$5.5 billion (US$0.2 billion).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$6.3 billion (US$0.2 billion) in 2021 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.5 billion (US$55.6 million) in 2021.

Chunghwa paid Taiwan International Standard Electronics approximately NT$1.0 billion (US$36.2 million) in 2021 for the purchase of telecommunications exchange facilities and related supplies, and the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2017 to 2021. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2017	4.7960	37.2
Year ended December 31, 2018	4.4790	34.7
Year ended December 31, 2019	4.2260	32.8
Year ended December 31, 2020	4.3060	33.4
Year ended December 31, 2021(2)	4.6080	35.7

(1)	Cash dividend unless otherwise indicated.
(2)

Dividends for 2021, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2022 and to be declared at our annual general stockholders’ meeting scheduled on May 27, 2022. Our payout ratio was 99.98% in 2021 after the adjustment of unappropriated earnings.

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

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our common shares. The closing price for our common shares on the TWSE on April 6, 2022 was NT$127 per share.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The closing price for our ADSs on the NYSE on April 6, 2022 was US$44.5 per ADS. Each of our ADSs represents the right to receive ten shares.

As of April 6, 2022, a total of 20,776,334 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital structure, including brief summaries of material provisions of our Articles of Incorporation, the ROC Securities and Exchange Law, the ROC Company Act, and the Telecommunications Management Act, all as currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation, the ROC Securities and Exchange Law, the ROC Company Act, and the Telecommunications Management Act.

Objects and Purpose

The scope of business of Chunghwa Telecom Co., Ltd. as set forth in Article 2 of our Articles of Incorporation, includes (i) telecommunications enterprises, (ii) installation of the computer equipment and radio-frequency equipment whose operation is controlled by the telecommunication business, (iii) telecommunications equipment wholesale, retail and engineering businesses, (iv) engineering and operation of information software and information process service businesses, (v) apparatus and electric appliance installation and construction business, (vi) television program production, distribution and commercial business, (vii) broadcasting program distribution and commercial business, (viii) the third party payment business, (ix) water pipe construction business, (x) machinery and equipment manufacturing business, (xi) traffic signal installation and construction, and traffic labels construction business, (xii) medical device wholesale and retail business, and (xiii) other businesses, except any business requiring a special permit or otherwise restricted by law or regulation.

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

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2021. The remainder of our outstanding shares is held by public stockholders and other investors.

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

According to the ROC Company Act, our board of directors owes fiduciary duty to us. Our directors are liable for the damages to be sustained by us if they breach their fiduciary duty. In addition, if a director, his or her spouse, his or her blood relative within second degree of kinship, or any company which has a controlling or subordinate relation with him or her, have a personal interest in a matter to be discussed at the meeting of the board of directors, the director shall specify such conflict; if the conflict may cause damages to our company, the director shall abstain from voting on the matter, and shall not serve as a proxy and vote on behalf of another director.

According to our Articles of Incorporation, the remuneration and compensation of the directors shall be determined by the board of directors based on the participation and the contribution of each director in the business operation of our company and referencing the regular standards of other corporations in the similar industry. Our Articles of Incorporation do not impose a mandatory retirement age for our directors. Furthermore, our Articles of Incorporation do not impose a shareholding qualification for each director. According to our Code of Ethics, we may not extend any loans to our directors.

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

Meetings of Stockholders

Pursuant to the ROC Securities and Exchange Act, as a listed company, we must hold a general shareholders’ meeting within six months after the end of each fiscal year and may not seek any extension for such meeting. These meetings are generally held in New Taipei City, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors, or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the issued shares continuously for one year or longer, or by the stockholders who have held over 50% of the issued shares continuously for three months or longer. Stockholders’ meetings may also be convened by an independent director. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more of the total number of our outstanding shares are entitled to submit, during the period of time prescribed by us no less than ten days, one proposal each year for consideration at our annual general stockholders’ meeting in accordance with the ROC Company Act.

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

In general, a resolution can be adopted by the holders of more than one-half of the common shares represented at a stockholders’ meeting at which the holders of more than half of all issued and outstanding common shares are present. Under the ROC Company Act, the approval by more than one-half of the common shares represented at a stockholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

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

Alternatively, the ROC Company Act provides that in the case of a public company, such as us, a resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of stockholders at which holders of more than one-half of issued and outstanding common shares are present.

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

We have adopted a nomination procedure for election of directors as stipulated in the ROC Company Act, which provides that stockholders holding 1% or more of our total issued shares may submit to us a list of candidates for directors, including independent directors.

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

The total shares purchased by us shall not exceed 10% of our total issued and outstanding shares. In addition, the total amount for purchase of the shares shall not exceed the aggregate amount of our retained earnings, the premium from our shares issues and the realized portion of our capital surplus.

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

Block trading, auction sale, purchase by auction, after-hours trading and sales or transfers of our ADSs are not subject to these restrictions; however, these restrictions will still apply to sales of common shares upon withdrawal of ADSs.

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

Currently, subject to the specific restriction imposed by relevant regulations, the off-shore foreign institutional investors may invest in the Taiwan securities market without any amount of restriction. However, a ceiling may be separately determined by the Securities and Futures Bureau after consultation with the Central Bank of the ROC (Taiwan) for investment by offshore overseas Chinese and foreign individual investors.

Foreign Investment Approval

Other than investments permitted under Guideline Governing Investment in Securities by Overseas Chinese and Foreign Nationals, foreign investors (other than PRC persons) who wish to make (i) direct investments in the shares of Taiwan private companies or (ii) investment in 10% or more of the equity shares of a Taiwan company listed on TWSE or Taipei Exchange in any single transaction are required to submit a “foreign investment approval” application to the Investment Commission of the Ministry of Economic Affairs of Taiwan, or the “Investment Commission” or other government authority to qualify for benefits granted under the Statute for Investment by Foreign Nationals. The Investment Commission or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies. Any non-Taiwan person possessing a foreign investment approval may remit capital for the approved investment and repatriate annual net profits and interests and cash dividends attributable to an approved investment. Stock dividends, investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission or other government authority.

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

Capital Gains

Gains from the sale of property in the ROC are generally subject to ROC income tax. Effective January 1, 2016, capital gain on the sale of common shares, including common shares withdrawn from the ADS facility, realized by a non-resident individual or non-resident entity is no longer subject to the capital gain tax and is further exempted from alternative minimum tax, or the AMT.

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

Estate Taxation and Gift Tax

ROC estate tax is payable on any property within Taiwan of a deceased person who is a non-resident individual, and ROC gift tax is payable on any property within Taiwan donated by any such person. Under ROC estate and gift tax laws, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether a holder of ADSs will be considered to own common shares for this purpose. Starting from May 12, 2017, estate tax is payable at rates ranging from 10% of the first NT$50,000,000 to 20% of amounts over NT$100,000,000, and gift tax is payable at rates ranging from 10% of the first NT$25,000,000 to 20% of amounts over NT$50,000,000.

Tax Treaty

The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Switzerland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand, Eswatini, Luxembourg, Kiribati, Austria, Italy, Japan, Canada, Poland, Czech Republic and Saudi Arabia, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

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

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain U.S. federal income tax consequences, as of the date hereof, of the ownership and disposition of our shares and ADSs. The discussion set forth below is applicable to beneficial owners of our shares or ADSs that hold the shares or ADSs as capital assets and that are U.S. holders (defined below) and non-residents of the ROC. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the United States;
•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;
•	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust; or
•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. Subject to the discussion below under “—Passive Foreign Investment Company,” a foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Under current U.S. Treasury Department guidance, our ADSs, which are listed on the NYSE, but not our shares, are treated as readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years, or that our shares will be readily tradable on an established securities market in any given year. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain conditions and limitations under the Code, you may be entitled to a credit against your U.S. federal income taxes or a deduction for any ROC taxes that are withheld from dividend distributions made to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends we pay with respect to shares or ADSs will generally be considered passive category income from sources outside the United States. Further, a U.S. holder that has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing the foreign tax credit are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution you receive exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares or ADSs and thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares or ADSs. The balance in excess of adjusted basis, if any, will be taxable to you as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2021, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the benchmark rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2021 would have increased or decreased by NT$31.3 million (US$1.1 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2021, our cash and cash equivalents amounted to NT$39.8 billion (US$1.4 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) investment denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2021 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	NT$/EUR	2022.03	NT$257 million/EUR8 million
Forward exchange contracts-Buy	NT$/EUR	2022.03	NT$228 million/EUR7 million

Note 38 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of holding other company’s equity and we manage our investment portfolio in accordance with our internal policies and procedures.

The table below presents the carrying amount and accumulated unrealized gain or loss for our financial assets at fair value through profit or loss, or FVTPL, and financial assets at fair value through other comprehensive income, or FVOCI, as of December 31, 2021.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Financial assets at FVTPL
Listed stocks	3	—	—
Non-listed stocks and limited partnership	909	92	7
Financial assets at FVOCI
Listed stocks	459	81	—
Non-listed stocks	3,157	431	568

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our profit before tax and other comprehensive income before tax for the year ended December 31, 2021 would have increased or decreased by NT$46 million (US$1.7 million) and NT$181 million (US$6.5 million) as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2021, we received US$0.6 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2021 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2021, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 15, 2022, expressed an unqualified opinion on those consolidated financial statements.

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

April 15, 2022

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche (PCAOB ID No. 1060), our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	Year Ended December 31
	2020	2021
	NT$	NT$	US$
	(in millions)
Audit fees(1)	43.4	49.3	1.8
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	0.4	0.3	—

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

Nominating/Corporate Governance Committee and Corporate Governance Principles. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. The ROC Company Act does not require companies incorporated in the ROC to have a nominating/corporate governance committee. We do not currently have a nominating committee or a corporate governance committee; however, we do have formulated our company’s Code of Corporate Governance to follow.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits
1.1*	Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on August 20, 2021.

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

8.1*	List of Subsidiaries.

11.1*	Code of Ethics (English translation), as last amended by the board of directors on September 28, 2021.

11.2*	Ethical Corporate Management Best Practice Principles (English translation), as last amended by the board of directors on September 28, 2021.

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE *	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ CHI-MAU SHEIH
	Name:	Chi-Mau Sheih
	Title:	Chairman and Chief Executive Officer

Date: April 15, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

April 15, 2022

We have served as the Company's auditor since 1998.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2021

(In Millions of New Taiwan or U.S. Dollars)

		2020	2021
ASSETS	Notes	NT$	NT$	US$ (Note 6)
CURRENT ASSETS
Cash and cash equivalents	3, 7	$30,420	$39,779	$1,434
Financial assets at fair value through profit or loss	3, 4, 8	10	3	—
Hedging financial assets	3, 21	2	—	—
Contract assets	3, 31	5,331	5,554	200
Trade notes and accounts receivable, net	3, 4, 10, 14, 31	22,622	23,947	863
Receivables from related parties	40	230	41	1
Inventories	3, 4, 11, 41	12,409	11,327	408
Prepayments	12	2,306	2,330	84
Other current monetary assets	13, 29, 36	6,124	5,061	183
Other current assets	20, 33, 41	2,349	2,979	108
Total current assets		81,803	91,021	3,281
NONCURRENT ASSETS
Financial assets at fair value through profit or loss	3, 4, 8	677	909	33
Financial assets at fair value through other comprehensive income	3, 4, 9, 36	7,193	3,616	130
Investments accounted for using equity method	3, 15, 36	6,695	7,137	257
Contract assets	3, 31	2,495	2,608	94
Property, plant and equipment	3, 4, 14, 16, 36, 40, 41	281,416	289,100	10,423
Right-of-use assets	3, 4, 17, 40	11,009	11,051	398
Investment properties	3, 4, 18, 36, 40	9,621	9,663	348
Intangible assets	3, 4, 14, 19, 36	90,285	83,945	3,026
Deferred income tax assets	3, 14, 33	3,133	2,785	100
Incremental costs of obtaining a contract	3, 31	1,000	988	36
Net defined benefit assets	3, 4, 14, 29	3,373	3,391	122
Prepayments	12	2,214	1,798	65
Other noncurrent assets	20, 36, 41, 42	5,266	4,863	176
Total noncurrent assets		424,377	421,854	15,208
TOTAL		$506,180	$512,875	$18,489

(Continued)

		2020	2021
LIABILITIES AND EQUITY	Notes	NT$	NT$	US$ (Note 6)
CURRENT LIABILITIES
Short-term loans	22	$67	$65	$2
Short-term bills payable	23	6,999	—	—
Financial liabilities at fair value through profit or loss	3, 4, 8	—	6	—
Hedging financial liabilities	3, 21	—	8	—
Contract liabilities	3, 31, 40	13,437	12,234	441
Trade notes and accounts payable	26	15,591	18,063	651
Payables to related parties	40	646	392	14
Current tax liabilities	3, 33	6,157	6,530	235
Lease liabilities	3, 4, 17, 36, 40	3,382	3,211	116
Other payables	27, 36	23,988	24,437	881
Provisions	3, 14, 28	314	285	10
Current portion of long-term loans	24, 41	1,600	—	—
Other current liabilities		1,042	998	37
Total current liabilities		73,223	66,229	2,387
NONCURRENT LIABILITIES
Long-term loans	24, 41	—	1,600	58
Bonds payable	25	19,980	26,977	972
Contract liabilities	3, 31	7,289	6,840	247
Deferred income tax liabilities	3, 14, 33	1,967	2,189	79
Provisions	3, 14, 28	101	142	5
Lease liabilities	3, 4, 17, 36, 40	6,215	7,062	255
Customers’ deposits	40	4,827	5,336	192
Net defined benefit liabilities	3, 4, 14, 29	3,415	2,288	82
Other noncurrent liabilities		1,890	5,082	184
Total noncurrent liabilities		45,684	57,516	2,074
Total liabilities		118,907	123,745	4,461
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,796
Additional paid-in capital		149,790	149,810	5,401
Retained earnings
Legal reserve		77,574	77,574	2,796
Special reserve		2,676	2,676	97
Unappropriated earnings		67,574	70,157	2,529
Total retained earnings		147,824	150,407	5,422
Others		927	(408)	(15)
Total equity attributable to stockholders of the parent	14, 30	376,115	377,383	13,604
NONCONTROLLING INTERESTS	14, 30	11,158	11,747	424
Total equity		387,273	389,130	14,028
TOTAL		$506,180	$512,875	$18,489

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2019	2020	2021
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	3, 31, 40, 45	$207,520	$207,609	$210,478	$7,588
OPERATING COSTS	3, 11, 29, 31, 32, 40, 45	135,953	137,029	135,111	4,871
GROSS PROFIT		71,567	70,580	75,367	2,717
OPERATING EXPENSES
Marketing		22,220	20,913	20,944	755
General and administrative		4,758	5,006	5,293	191
Research and development		3,941	3,850	3,688	133
Expected credit loss (reversal of credit loss)		(125)	45	143	5
Total operating expenses	3, 10, 29, 32, 40, 45	30,794	29,814	30,068	1,084
OTHER INCOME AND EXPENSES	16, 17, 18, 19, 20, 32, 45	(127)	1,595	(369)	(13)
INCOME FROM OPERATIONS		40,646	42,361	44,930	1,620
NON-OPERATING INCOME AND EXPENSES
Interest income	45	251	116	95	3
Other income	9, 32, 40	531	470	378	14
Other gains and losses	15, 32, 38, 40	84	(159)	461	17
Interest expense	17, 32, 40, 45	(104)	(206)	(218)	(8)
Share of profits of associates and joint ventures accounted for using equity method	15, 45	459	244	421	15
Total non-operating income and expenses		1,221	465	1,137	41
INCOME BEFORE INCOME TAX		41,867	42,826	46,067	1,661
INCOME TAX EXPENSE	3, 33	7,946	8,122	9,020	325
NET INCOME		33,921	34,704	37,047	1,336
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	29	1,527	1,193	390	14
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	3, 30, 38	171	519	(1,186)	(43)
Gain or loss on hedging instruments subject to basis adjustment	3, 21	(1)	2	(10)	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures	15	(2)	(4)	(4)	—
Income tax relating to items that will not be reclassified to profit or loss	33	(305)	(239)	(78)	(3)
		1,390	1,471	(888)	(32)
(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2019	2020	2021
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$(61)	$(177)	$(77)	$(3)
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	15	(1)	(4)	(1)	—
Income tax relating to items that may be reclassified subsequently	33	—	—	—	—
		(62)	(181)	(78)	(3)
Total other comprehensive income (loss), net of income tax		1,328	1,290	(966)	(35)
TOTAL COMPREHENSIVE INCOME		$35,249	$35,994	$36,081	$1,301
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$32,947	$33,419	$35,616	$1,284
Noncontrolling interests		974	1,285	1,431	52
		$33,921	$34,704	$37,047	$1,336
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$34,282	$34,713	$34,652	$1,249
Noncontrolling interests		967	1,281	1,429	52
		$35,249	$35,994	$36,081	$1,301
EARNINGS PER SHARE	34
Basic		$4.25	$4.31	$4.59	$0.17
Diluted		$4.24	$4.30	$4.59	$0.17
EARNINGS PER EQUIVALENT ADS
Basic		$42.47	$43.08	$45.91	$1.66
Diluted		$42.42	$43.03	$45.86	$1.65

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
			Retained Earnings				Others
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value through Other Comprehensive Income	Gain or Loss on Hedging Instruments	Total Others	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2019	$77,574	$149,762	$77,574	$2,676	$66,575	$146,825	$(79)	$538	$1	$460	$374,621	$9,837	$384,458
Appropriation of 2018 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(34,746)	(34,746)	—	—	—	—	(34,746)	—	(34,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Unclaimed dividend	—	1	—	—	—	—	—	—	—	—	1	—	1
Net income for the year ended December 31, 2019	—	—	—	—	32,947	32,947	—	—	—	—	32,947	974	33,921
Other comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	1,208	1,208	(69)	197	(1)	127	1,335	(7)	1,328
Total comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	34,155	34,155	(69)	197	(1)	127	34,282	967	35,249
Share-based payment transactions of subsidiaries	—	(1)	—	—	—	—	—	—	—	—	(1)	22	21
Net decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
BALANCE, DECEMBER 31, 2019	77,574	149,762	77,574	2,676	65,984	146,234	(148)	735	—	587	374,157	10,115	384,272
Appropriation of 2019 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(32,783)	(32,783)	—	—	—	—	(32,783)	—	(32,783)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(775)	(775)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2020	—	—	—	—	33,419	33,419	—	—	—	—	33,419	1,285	34,704
Other comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	937	937	(167)	522	2	357	1,294	(4)	1,290
Total comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	34,356	34,356	(167)	522	2	357	34,713	1,281	35,994
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	17	17	—	(17)	—	(17)	—	—	—
Share-based payment transactions of subsidiaries	—	26	—	—	—	—	—	—	—	—	26	63	89
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	476	476
BALANCE, DECEMBER 31, 2020	77,574	149,790	77,574	2,676	67,574	147,824	(315)	1,240	2	927	376,115	11,158	387,273
Appropriation of 2020 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(33,404)	(33,404)	—	—	—	—	(33,404)	—	(33,404)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(896)	(896)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	1	—	—	—	—	—	—	—	—	1	—	1
Net income for the year ended December 31, 2021	—	—	—	—	35,616	35,616	—	—	—	—	35,616	1,431	37,047
Other comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	311	311	(77)	(1,188)	(10)	(1,275)	(964)	(2)	(966)
Total comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	35,927	35,927	(77)	(1,188)	(10)	(1,275)	34,652	1,429	36,081
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	60	60	—	(60)	—	(60)	—	—	—
Share-based payment transactions of subsidiaries	—	17	—	—	—	—	—	—	—	—	17	56	73
BALANCE, DECEMBER 31, 2021	$77,574	$149,810	$77,574	$2,676	$70,157	$150,407	$(392)	$(8)	$(8)	$(408)	$377,383	$11,747	$389,130
BALANCE, DECEMBER 31, 2021 (IN MILLIONS OF US$ - Note 6)	$2,796	$5,401	$2,796	$97	$2,529	$5,422	$(15)	$—	$—	$(15)	$13,604	$424	$14,028

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Millions of New Taiwan or U.S. Dollars)

	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$41,867	$42,826	$46,067	$1,661
Adjustments for:
Depreciation	30,923	30,942	31,832	1,148
Amortization	4,253	5,424	6,569	237
Amortization of incremental costs of obtaining contracts	1,173	772	815	29
Expected credit loss (reversal of credit loss)	(125)	45	143	5
Interest expense	104	206	218	8
Interest income	(251)	(116)	(95)	(3)
Dividend income	(296)	(246)	(154)	(6)
Compensation cost of share-based payment transactions	2	8	19	—
Share of profits of associates and joint ventures accounted for using equity method	(459)	(244)	(421)	(15)
Loss (gain) on disposal of property, plant and equipment	38	(1,428)	3	—
Gain on disposal of investment properties	—	(151)	—	—
Loss on disposal of intangible assets	—	2	—	—
Loss (gain) on disposal of financial instruments	(4)	2	—	—
Gain on disposal of investments accounted for using equity method	(151)	(10)	(4)	—
Provision for impairment loss and obsolescence of inventory	475	1,161	207	7
Impairment loss on property, plant and equipment	93	—	—	—
Impairment loss on right-of-use assets	—	—	420	15
Reversal of impairment loss on investment properties	(57)	(27)	(83)	(3)
Impairment loss on intangible assets	9	9	29	1
Impairment loss on other assets	44	—	—	—
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	38	99	(243)	(9)
Others	(26)	4	(133)	(5)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	173	(203)	(336)	(12)
Trade notes and accounts receivable	4,039	4,071	(1,339)	(48)
Receivables from related parties	7	(214)	189	7
Inventories	(2,698)	3,915	875	32
Prepayments	115	173	392	14
Other current monetary assets	(155)	355	(386)	(14)
Other current assets	146	156	(630)	(23)
Incremental cost of obtaining contracts	(781)	(829)	(803)	(29)
Increase (decrease) in:
Contract liabilities	6,701	(3,289)	(1,652)	(60)
Trade notes and accounts payable	(5,152)	21	2,468	89
Payables to related parties	(264)	(8)	(255)	(9)
Other payables	697	(924)	248	9
Provisions	97	95	13	—
Other current liabilities	(159)	46	(12)	—
Net defined benefit plans	534	(174)	(756)	(27)
Cash generated from operations	80,950	82,469	83,205	2,999
Interests paid	(104)	(161)	(192)	(6)
Income taxes paid	(8,419)	(7,852)	(8,155)	(294)
Net cash provided by operating activities	72,427	74,456	74,858	2,699

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Millions of New Taiwan or U.S. Dollars)

	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(60)	$(85)	$(313)	$(11)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	297	2,912	105
Proceeds from return of financial assets at fair value through other comprehensive income	9	—	—	—
Acquisition of financial assets at fair value through profit or loss	(443)	(39)	(44)	(2)
Proceeds from disposal of financial assets at fair value through profit or loss	146	30	25	1
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(14,381)	(5,216)	(17,369)	(626)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	16,520	6,630	18,446	665
Acquisition of repurchase agreements collateralized by bonds with maturities of more than three months	(15)	—	—	—
Proceeds from disposal of repurchase agreements collateralized by bonds with maturities of more than three months	—	15	—	—
Acquisition of investments accounted for using equity method	(4,190)	(10)	(330)	(12)
Proceeds from disposal of investments accounted for using equity method	32	—	9	—
Acquisition of property, plant and equipment	(24,166)	(23,511)	(35,333)	(1,274)
Proceeds from disposal of property, plant and equipment	48	319	27	1
Acquisition of intangible assets	(363)	(47,605)	(256)	(9)
Acquisition of investment properties	(1)	(54)	(1)	—
Proceeds from disposal of investment properties	—	188	—	—
Decrease (increase) in other noncurrent assets	(1,122)	(208)	338	12
Interests received	257	125	95	3
Dividends received	602	516	622	22
Net cash inflow on acquisition of subsidiaries	—	354	—	—
Net cash used in investing activities	(27,127)	(68,254)	(31,172)	(1,125)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(In Millions of New Taiwan or U.S. Dollars)

	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	$575	$115	$154	$6
Repayments of short-term loans	(585)	(142)	(156)	(6)
Proceeds from short-term bills payable	—	41,000	5,000	180
Repayments of short-term bills payable	—	(34,000)	(12,000)	(433)
Proceeds from issuance of bonds	—	20,000	7,000	252
Payments for transaction costs attributable to the issuance of bonds	—	(21)	(7)	—
Increase in customers’ deposits	8	62	477	17
Payments for the principal of lease liabilities	(3,728)	(3,683)	(3,729)	(134)
Increase in other noncurrent liabilities	233	342	3,191	115
Cash dividends paid	(34,746)	(32,783)	(33,404)	(1,204)
Cash dividends distributed to noncontrolling interests	(710)	(775)	(896)	(32)
Change in other noncontrolling interests	18	81	54	2
Unclaimed dividend	1	2	2	—
Net cash used in financing activities	(38,934)	(9,802)	(34,314)	(1,237)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	39	(30)	(13)	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,405	(3,630)	9,359	337
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	27,645	34,050	30,420	1,097
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$34,050	$30,420	$39,779	$1,434

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

The consolidated financial statements were authorized for issue by the management on March 28, 2022.
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

Light Era Development Co., Ltd. (“LED”) engages mainly in development of property for rent and sale.  The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries).

Income and expenses of subsidiaries acquired are included in the consolidated statement of comprehensive income from the acquisition date.

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

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2020	2021	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	b)
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	c)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2020	2021	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	77	d)
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	e)
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	f)
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	g)
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	h)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	i)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	j)
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	k)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	l)

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2020	2021	Note
Senao International HK Limited	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	—	m)
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	n)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	o)
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	100	p)
	IISI Investment Co., Ltd. (“IICL”)	Investment	100	100	p)
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	99.96	p)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	100	p)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	100	100	p)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	100	100	p)
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	100	—	p) q)
International Integrated Systems Inc. (Shanghai)	Huiyu Shanghai Management Consultancy Co., Ltd. (“HSMC”)	Development and maintenance of information system	—	—	p) r)

(Concluded)

a)	Chunghwa continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.
b)	DHT reduced and returned its capital to its stakeholders in March 2021. The Company’s ownership interest in DHT remained the same
c)

CHIEF issued new shares in March 2020, December 2020, March 2021 and December 2021 as its employees exercised options.  Therefore, the Company’s ownership interest in CHIEF decreased to 59.08% and 58.89% as of December 31, 2020 and 2021, respectively.

d)	CHTSC issued new shares in February 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% as of December 31, 2021.
e)

Chunghwa obtained 20.38% ownership interest in IISI in July 2020 and Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI.  Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and treated it as a subsidiary.  IISI issued new shares in September 2020 and January 2021 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 51.20% and 51.02% as of December 31, 2020 and 2021, respectively.

f)

SIS reduced and returned its capital to its stakeholders in November 2020 and July 2021.  SIS reduced 8.14% and 48.15% of its capital to offset accumulated deficits in February and October 2021, respectively.  The Company’s ownership interest in SIS remained the same.

g)	SENAO subscribed for all the shares in the capital increase of Youth in April 2020. Therefore, the Company’s ownership interest in Youth increased from 92.89% to 95.79%.
h)

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

i)

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

j)	CHPT increased its investment in CHPT (US) proportionally in August 2021 and the Company’s ownership interest in CHPT (US) remained the same.
k)	CHPT increased its investment in CHPT (International) proportionally in April 2021 and the Company’s ownership interest in CHPT (International) remained the same.
l)

SIHK reduced and returned its capital to its stakeholders in November 2020 and May 2021.  SIHK reduced 8.15% and 47.79% of its capital to offset accumulated deficits in January and August 2021, respectively.  The Company’s ownership interest in SIHK remained the same.

m)	SITS completed its liquidation in April 2021.
n)	CTC was approved to end and dissolve its business in August 2020. The liquidation of CTC is still in process.
o)	CHPT (International) increased its investment in SZPT proportionally in July 2021. The Company’s ownership interest in SZPT remained the same.
p)	It is a subsidiary of IISI.
q)	IISS completed its liquidation in August 2021
r)	HSMC completed its liquidation in December 2020.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of December 31, 2021.

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

Chunghwa uses New Taiwan dollars (NT$) as the functional currency.  For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including those subsidiaries, associates and joint ventures in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for the period.  Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents include those maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value such as commercial papers, negotiable certificates of deposit, time deposits, repurchase agreements collateralized by bonds and stimulus vouchers.  These cash equivalents are held for the purpose of meeting short-term cash commitments.

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

Buildings and Land Consigned to Construction Contractors

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories.  Land acquired before construction is classified as land held for development and then reclassified as land held under development after LED begins its construction project.

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

Investments accounted for using the equity method include investments in associates and interests in joint ventures.  Under the equity method, an investment in an associate and a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received.  The Company also recognizes its share in changes in the associates and joint ventures.

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

Impairment of Property, Plant and Equipment, Right-of-use Assets, Investment Properties, Intangible Assets Other Than Goodwill and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use assets, investment properties and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.  When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

Government grants that become receivable as compensation for expenses or losses already incurred are recognized in profit or loss in the period in which they become receivable.

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

1)	Impairment of trade notes and accounts receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions on probability of default and expected credit loss rates.  The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period.  For details of the key assumptions and inputs used, see Note 10.  Where the actual future cash flows are less than expected, a material impairment loss may arise.

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

4)	Impairment of property, plant and equipment, right-of-use assets, investment properties and intangible assets

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

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16:  Interest Rate Benchmark Reform-phase 2.  The application of these amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

New and Amended IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and amended IFRSs that have been issued but are not yet effective.

New or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022 (Note 2)
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022 (Note 3)
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use	January 1, 2022 (Note 4)
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract	January 1, 2022 (Note 5)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 6)
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 7)
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023 (Note 8)

Note 1:  The aforementioned new or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 2:  The amendments to IFRS 9 are applied prospectively to financial liabilities that are exchanged or modified on or after the annual reporting periods beginning on or after January 1, 2022.

Note 3:  The amendments are applicable to business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2022.

Note 4:  The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 5:  The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

Note 6:  The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.

Note 7:  The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 8:  Except that deferred taxes will be recognized for temporary differences associated with leases and decommissioning obligations on January 1, 2022, the amendments will be applied prospectively to transactions that occur on or after January 1, 2022.

The application of “Amendments to IFRSs:  Annual Improvements to IFRS Standards 2018-2020”, “Amendments to IFRS 3:  Reference to the Conceptual Framework”, “Amendments to IAS 16:  Property, Plant and Equipment - Proceeds before Intended Use” and “Amendments to IAS 37:  Onerous Contracts - Cost of Fulfilling a Contract” will not have material impact on the Company’s consolidated financial statements.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing whether the application of “Amendments to IFRS 10 and IAS 28:  Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture”, “Amendments to IAS 1:  Classification of liabilities as current or noncurrent”, “Amendments to IAS 1:  Definition of Accounting Policies”, “Amendments to IAS 8:  Definition of Accounting Estimates”, and “Amendments to IAS 12:  Deferred Tax related to Assets and Liabilities arising from a Single Transaction” will have the impact on the Company’s financial position and operating result.  The Company will disclose the relevant impact when the assessment is completed.
6.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars.  For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 30, 2021, which was NT$27.74 to US$1.00.  The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
7.	CASH AND CASH EQUIVALENTS

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$487	$440
Bank deposits	10,961	15,647
	11,448	16,087
Cash equivalents (with maturities of less than three months)
Commercial papers	$14,061	$13,530
Negotiable certificates of deposit	2,600	7,500
Time deposits	2,308	2,657
Stimulus vouchers	3	5
	18,972	23,692
	$30,420	$39,779

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

December 31
	2020	2021
Bank deposits	0.00%-0.40%	0.00%-0.45%
Commercial papers	0.14%-0.26%	0.17%-0.30%
Negotiable certificates of deposit	0.24%-0.30%	0.27%-0.30%
Time deposits	0.10%-3.60%	0.01%-3.60%

8.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$2	$—
Non-derivatives
Listed stocks - domestic	8	3

	$10	$3

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$441	$648
Non-listed stocks - foreign	236	237
Limited partnership - domestic	—	24

	$677	$909

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$6

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

		Maturity	Contract Amount
	Currency	Period	(In Millions)
December 31, 2020
Forward exchange contracts - buy	NT$/EUR	2021.03	NT$50/EUR2
Forward exchange contracts - sell	US$/NT$	2021.02-03	US$14/NT379

December 31, 2021
Forward exchange contracts - buy	NT$/EUR	2022.03	NT$257/EUR8

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates.  However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Domestic investments
Listed stocks	$2,754	$459
Non-listed stocks	4,325	3,030
Foreign investments
Non-listed stocks	114	127
	$7,193	$3,616

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

The Company disposed of its investment in China Airlines, Ltd. starting from December 2020 and sold all its shares by February 2021.  The total fair value of the disposed investment were $568 million and $2,636 million in 2020 and 2021, respectively.  The Company disposed of its investments in UUPON Inc. (UUPON) and Cotech Engineering Fuzhou Corp. in October and December 2021 and the fair value of the disposed investment were $1 million and $4 million, respectively.

CHI obtained significant influence over AgriTalk Technology Inc. (“ATT”) and Imedtac Co., Ltd. (“IME”) in July 2021 and August 2021, respectively.  Therefore, the aforementioned investments were reclassified from financial asset at FVOCI to associates at fair value of $19 million and $45 million, respectively. (Please refer to Note 15 (a)).

The related unrealized gain on financial assets at FVOCI of $17 million and $60 million were transferred from other equity to retained earnings upon the aforementioned disposals in 2020 and 2021, respectively.

CHI participated in the private placement of PChome Online Inc. in the amount of $200 million in October 2021.

The Company recognized dividend income of $296 million and $246 million for the years ended December 31, 2019 and 2020, respectively, from the investments still held on December 31, 2019 and 2020.

The Company recognized dividend income of $154.0 million for the year ended December 31, 2021, from the investments still held on December 31, 2021, of which $153.9 million was from the outstanding investments on December 31, 2021.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$24,776	$25,552
Less: Loss allowance	(2,154)	(1,605)
	$22,622	$23,947

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

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited.  Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	2%-24%	3%-68%	11%-83%	28%-90%	52%-96%	100%
Gross carrying amount	$15,839	$204	$51	$31	$30	$25	$626	$16,806
Loss allowance (Lifetime ECL)	(56)	(21)	(24)	(25)	(24)	(21)	(626)	(797)
Amortized cost	$15,783	$183	$27	$6	$6	$4	$—	$16,009

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,473	$64	$27	$9	$2	$3	$1,288	$4,866
Loss allowance (Lifetime ECL)	(20)	(3)	(3)	(3)	(1)	(2)	(1,288)	(1,320)
Amortized cost	$3,453	$61	$24	$6	$1	$1	$—	$3,546

December 31, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	1%-22%	3%-62%	11%-80%	25%-90%	49%-97%	100%
Gross carrying amount	$16,411	$282	$82	$45	$31	$31	$603	$17,485
Loss allowance (Lifetime ECL)	(51)	(23)	(29)	(30)	(25)	(28)	(603)	(789)
Amortized cost	$16,360	$259	$53	$15	$6	$3	$—	$16,696

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,988	$—	$7	$14	$—	$2	$770	$4,781
Loss allowance (Lifetime ECL)	(8)	—	(1)	(4)	—	(1)	(770)	(784)
Amortized cost	$3,980	$—	$6	$10	$—	$1	$—	$3,997
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

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2020	2021
	NT$	NT$
	(In Millions)
Beginning balance	$2,360	$2,154
Add: Provision for credit loss	49	123
Add: Acquired by business combinations (Note 14)	2	—
Less: Amounts written off	(257)	(672)
Ending balance	$2,154	$1,605

11.	INVENTORIES

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Merchandise	$3,903	$4,070
Project in process	6,167	4,805
Work in process	126	145
Raw materials	137	224
	10,333	9,244
Land held under development	1,999	1,999
Construction in progress	77	84
	$12,409	$11,327

The operating costs related to inventories were $49,258 million, $53,847 million and $51,180 million for the years ended December 31, 2019, 2020 and 2021, respectively.

For the years ended December 31, 2019, 2020 and 2021, valuation loss on inventories recognized as operating costs included the amounts of $475 million, $1,161 million and $207 million, respectively.

As of December 31, 2020 and 2021, inventories of $2,076 million and $2,083 million, respectively, were expected to be recovered for a time period longer than twelve months.  The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.  The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021.

12.	PREPAYMENTS

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Prepaid rents	$2,864	$2,349
Others	1,656	1,779
	$4,520	$4,128
Current
Prepaid rents	$652	$566
Others	1,654	1,764
	$2,306	$2,330
Noncurrent
Prepaid rents	$2,212	$1,783
Others	2	15
	$2,214	$1,798

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.
13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$4,596	$3,499
Others	1,528	1,562
	$6,124	$5,061

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:
	December 31
	2020	2021
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.07%-2.25%	0.03%-2.70%

14.	SUBSIDIARIES
a.	Information on subsidiaries with material noncontrolling interests

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	and Principal	December 31
Subsidiaries	Place of Business	2020	2021
SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2019	2020	2021	2020	2021
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
SENAO	$291	$312	$421	$4,189	$4,337
CHPT	$414	$604	$588	4,606	4,933
Individually immaterial subsidiaries with noncontrolling interests				2,363	2,477
				$11,158	$11,747

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below.  The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Current assets	$6,834	$7,963
Noncurrent assets	$3,194	$2,981
Current liabilities	$3,854	$4,561
Noncurrent liabilities	$416	$418
Equity attributable to the parent	$1,569	$1,628
Equity attributable to noncontrolling interests	$4,189	$4,337

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$29,131	$27,232	$31,302
Costs and expenses	28,725	26,797	30,715
Profit for the year	$406	$435	$587

Profit attributable to the parent	$115	$123	$166
Profit attributable to noncontrolling interests	291	312	421
Profit for the year	$406	$435	$587

Other comprehensive income (loss) attributable to the parent	$(7)	$1	$2
Other comprehensive income attributable to noncontrolling interests	22	2	5
Other comprehensive income for the year	$15	$3	$7

Total comprehensive income attributable to the parent	$108	$124	$168
Total comprehensive income attributable to noncontrolling interests	313	314	426
Total comprehensive income for the year	$421	$438	$594

Net cash flow from operating activities	$538	$862	$654
Net cash flow from investing activities	235	54	215
Net cash flow from financing activities	(718)	(687)	(690)
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net cash inflow	$55	$229	$179

Dividends paid to noncontrolling interests	$269	$269	$278

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below.  The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Current assets	$4,122	$4,657
Noncurrent assets	$4,013	$4,063
Current liabilities	$1,115	$1,183
Noncurrent liabilities	$12	$32
Equity attributable to CHI	$2,402	$2,572
Equity attributable to noncontrolling interests	$4,606	$4,933

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$3,404	$4,221	$4,254
Costs and expenses	2,775	3,301	3,360
Profit for the year	$629	$920	$894

Profit attributable to CHI	$215	$316	$306
Profit attributable to noncontrolling interests	414	604	588
Profit for the year	$629	$920	$894

Other comprehensive loss attributable to CHI	$(1)	$—	$(1)
Other comprehensive loss attributable to noncontrolling interests	(2)	—	(2)
Other comprehensive loss for the year	$(3)	$—	$(3)

Total comprehensive income attributable to CHI	$214	$316	$305
Total comprehensive income attributable to noncontrolling interests	412	604	586
Total comprehensive income for the year	$626	$920	$891

Net cash flow from operating activities	$507	$1,483	$1,090
Net cash flow from investing activities	(1,426)	(533)	(519)
Net cash flow from financing activities	(349)	(349)	(414)
Effect of exchange rate changes on cash and cash equivalents	(5)	1	(1)
Net cash inflow (outflow)	$(1,273)	$602	$156

Dividends paid to noncontrolling interests	$216	$216	$259

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2019, November 2019, March 2020, December 2020, March 2021 and December 2021, as its employees exercised options.  Therefore, the Company’s ownership interest in CHIEF decreased to 59.08% and 58.89% as of December 31, 2020 and 2021, respectively.  See Note 35(b) for details.

CHTSC issued new shares in February 2021 as its employees exercised options.  Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% as of December 31, 2021.  See Note 35(c) for details.

IISI issued new shares in September 2020 and January 2021 as its employees exercised options.  Therefore, the Company’s ownership interest in IISI decreased to 51.20% and 51.02% as of December 31, 2020 and 2021, respectively.  See Note 35(d) for details.

SENAO subscribed for all the shares in the capital increase of Youth in April 2020; therefore, the Company’s ownership interest in Youth increased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2019, 2020 and 2021 was as follows:

Year Ended December 31, 2019
CHIEF Share-Based Payment
NT$
(In Millions)
Cash consideration received from noncontrolling interests	$19
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(20)
Differences arising from equity transactions	$(1)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(1)

	Year Ended December 31, 2020
	CHIEF Share-Based Payment	SENAO Not Proportionately Participating in the Capital Increase of Youth	IISI Share-Based Payment
	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$75	$—	$7
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(49)	—	(7)
Differences arising from equity transactions	$26	$—	$—

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$26	$—	$—

	Year Ended December 31, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment
	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$29	$21	$4
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17)	(19)	(1)
Differences arising from equity transactions	$12	$2	$3

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$12	$2	$3

c.	Business combinations

1)	Subsidiary acquired

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
$982

The trade notes and accounts receivable acquired in business combination transactions have a fair value of $165 million and a gross contractual amount of $167 million.  The best estimate of the contractual cash flows not expected to be collected as of the acquisition date was $2 million.

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

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Investments in associates	$6,685	$7,127
Investment in joint venture	10	10
	$6,695	$7,137

a.	Investments in associates

	Carrying Amount
	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	$3,777	$3,592

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	841	926
KingwayTek Technology Co., Ltd. (“KWT”)	213	222

Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	488	518
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	363	447
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	324	341
WiAdvance Technology Corporation (“WATC”)	—	254
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	193	221
So-net Entertainment Taiwan Limited (“So-net”)	225	217
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	163	157
Taiwan International Ports Logistics Corporation (“TIPL”)	56	70
CHT Infinity Singapore Pte. Ltd. (“CISG”)	—	55
Imedtac Co., Ltd. (“IME”)	—	45
Click Force Co., Ltd. (“CF”)	33	37
AgriTalk Technology Inc. (“ATT”)	—	18
Cornerstone Ventures Co., Ltd. (“CVC”)	6	7
Alliance Digital Tech Co., Ltd. (“ADT”)	3	—
UUPON Inc. (“UUPON”)	—	—
International Integrated Systems, Inc. (“IISI”)	—	—
MeWorks Limited (HK) (“MeWorks”)	—	—
	$6,685	$7,127

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2020	2021
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	42	42

Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
WiAdvance Technology Corporation (“WATC”)	—	20
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	—	40
Imedtac Co., Ltd. (“IME”)	—	7
Click Force Co., Ltd. (“CF”)	49	49
AgriTalk Technology Inc. (“ATT”)	—	17
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	14	—
UUPON Inc. (“UUPON”)	—	—
International Integrated Systems, Inc. (“IISI”)	—	—
MeWorks Limited (HK) (“MeWorks”)	—	—

Summarized financial information of NCB was set out below:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Assets	$9,907	$9,197
Lliabilities	(789)	(525)

Equity	$9,118	$8,672

The percentage of ownership interest held by the Company	41.9%	41.9%

Equity attributable to the Company	$3,820	$3,634
Unrealized gain or loss from downstream transactions	(43)	(42)

The carrying amount of investment	$3,777	$3,592

	Period from the Beginning Date of Preparation to December 31, 2019	Year Ended December 31
		2020	2021
	NT$	NT$	NT$
	(In Millions)
Revenues	$—	$—	$—

Net loss for the period	$(276)	$(605)	$(446)
Other comprehensive income	—	—	—
Total comprehensive loss for the period	$(276)	$(605)	$(446)

Except for NCB, no associate is considered individually material to the Company.  Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profits	$575	$540	$607
The Company’s share of other comprehensive loss	(3)	(8)	(6)
The Company’s share of total comprehensive income	$572	$532	$601

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
SNI	$1,708	$1,699
KWT	$676	$910

The Company invested and obtained 50% ownership interest in CPFI.  However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI.  Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC.  However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC.  Therefore, the Company recognized CVC as an investment in associate.

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

IISI issued new shares in March, September 2019 and April 2020, as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 31.47% and 31.16% as of December 31, 2019 and June 30, 2020, respectively.  Chunghwa’s Board of Directors approved the investment of 20.58% ownership interest in IISI in January 2020 and the equity transaction was completed on July 1, 2020 (“acquisition date”).  As the business combination was achieved in stages, the Company remeasured the previously held equity interest of IISI and recognized gain on disposal of $1 million under “other gains and losses” on the consolidated statements of comprehensive income.  The Company treated IISI as a subsidiary starting from the acquisition date and included IISI and its subsidiaries in the consolidated financial statements.  Please refer to Note 14(c).

The Company disposed some shares of KWT in April 2019 before KWT traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements and recognized gain on disposal of $151 million. In addition, the Company did not participate in the capital increase of KWT in May 2019 and KWT repurchased its stock from December 2019 to February 2020.  Therefore, the Company’s ownership interest in KWT changed to 22.72% as of December 31, 2020.

The Company disposed of all shares of MeWorks in September 2020.

UUPON reduced 95.44% of its capital to offset accumulated deficits in September 2020 and the Company did not participate in the capital increase of UUPON in October 2020.  Therefore, the Company’s ownership interest in UUPON decreased to 5.36% and lost its significant influence over UUPON.  Hence the Company discontinued to treat UUPON as an associate. Instead, the Company treated it as a financial asset at fair value through other comprehensive income and recognized gain on disposal of $15 million under “other gains and losses” on the consolidated statements of comprehensive income.

The Company invested $274 million and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021.  WATC mainly engages in software solution integration.

The Company invested $56 million and obtained 40.00% ownership interest in CISG in June 2021.  CISG mainly engages in investment business.

The Company owns 14% equity shares of ADT.  Considering the seats that the Company controls in the Board of Directors of ADT and the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT.  ADT completed its liquidation in August 2021.  The Company received the liquidation distribution of $9 million and recognized gain on disposal of $4 million under “other gains and losses” on the consolidated statements of comprehensive income.

The Company invested and obtained 17.19% ownership interest in ATT. The Company originally treated it as a financial asset at FVOCI.  However, as the Company obtained one out of three seats of the Board of Directors of ATT in July 2021 and has significant influence over ATT, the Company reclassified it as an associate.

The Company invested and obtained 7.54% ownership interest in IME. The Company originally treated it as a financial asset at FVOCI.  However, as the Company obtained one out of five seats of the Board of Directors of IME in August 2021 and has significant influence over IME, the Company reclassified it as an associate.  IME issued new shares in December 2021 as its employees exercised options; therefore, the Company’s ownership interest in IME decreased to 6.74% as of December 31, 2021.

b.	Investment in joint venture

The Company invested $10 million to establish a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. in December 2020 and obtained 51% ownership interest of CHT SEA.  However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2020	2021	2020	2021
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$10	$10	51	51

The joint venture is not considered individually material to the Company.  Summarized financial information of CHT SEA was set out below:

Year Ended December 31
	2020	2021
	NT$	NT$
(In Millions)
The Company’s share of loss	$—	$—
The Company’s share of other comprehensive income	—	—
The Company’s share of total comprehensive loss	$—	$—

16.	PROPERTY, PLANT AND EQUIPMENT
	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Assets used by the Company	$273,823	$281,849
Assets subject to operating leases	7,593	7,251
	$281,416	$289,100

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2019	$100,355	$1,600	$69,328	$14,258	$711,863	$3,882	$9,874	$18,645	$929,805
Additions	—	—	1,221	57	120	1	149	21,612	23,160
Disposal	(38)	(7)	(3)	(1,916)	(30,417)	(51)	(405)	—	(32,837)
Effect of foreign exchange differences	—	—	—	—	(37)	—	(1)	(6)	(44)
Others	(1,214)	25	455	606	24,503	80	473	(26,499)	(1,571)
Balance on December 31, 2019	$99,103	$1,618	$71,001	$13,005	$706,032	$3,912	$10,090	$13,752	$918,513
Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(1,337)	$(26,862)	$(12,143)	$(596,850)	$(3,651)	$(7,292)	$—	$(648,135)
Depreciation expenses	—	(43)	(1,301)	(827)	(23,906)	(91)	(688)	—	(26,856)
Disposal	—	6	3	1,909	30,380	51	402	—	32,751
Impairment losses	—	—	—	—	—	—	(64)	(29)	(93)
Effect of foreign exchange differences	—	—	—	—	16	—	1	—	17
Others	—	(1)	183	(7)	22	(3)	(21)	—	173
Balance on December 31, 2019	$—	$(1,375)	$(27,977)	$(11,068)	$(590,338)	$(3,694)	$(7,662)	$(29)	$(642,143)
Balance on January 1, 2019, net	$100,355	$263	$42,466	$2,115	$115,013	$231	$2,582	$18,645	$281,670
Balance on December 31, 2019, net	$99,103	$243	$43,024	$1,937	$115,694	$218	$2,428	$13,723	$276,370
Cost
Balance on January 1, 2020	$99,103	$1,618	$71,001	$13,005	$706,032	$3,912	$10,090	$13,752	$918,513
Additions	67	—	18	55	118	1	150	24,786	25,195
Disposal	(270)	(19)	(49)	(1,245)	(20,619)	(45)	(520)	(29)	(22,796)
Effect of foreign exchange differences	—	—	—	—	(91)	—	—	(7)	(98)
Acquired by business combinations (Note 14)	—	—	—	70	—	—	72	—	142
Others	3,091	31	(81)	521	25,336	26	508	(29,973)	(541)
Balance on December 31, 2020	$101,991	$1,630	$70,889	$12,406	$710,776	$3,894	$10,300	$8,529	$920,415

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,375)	$(27,977)	$(11,068)	$(590,338)	$(3,694)	$(7,662)	$(29)	$(642,143)
Depreciation expenses	—	(43)	(1,366)	(770)	(23,994)	(68)	(666)	—	(26,907)
Disposal	—	19	49	1,243	20,600	45	504	29	22,489
Effect of foreign exchange differences	—	—	—	—	41	—	—	—	41
Acquired by business combinations (Note 14)	—	—	—	(40)	—	—	(54)	—	(94)
Others	—	—	47	(4)	28	(1)	(48)	—	22
Balance on December 31, 2020	$—	$(1,399)	$(29,247)	$(10,639)	$(593,663)	$(3,718)	$(7,926)	$—	$(646,592)
Balance on December 31, 2020, net	$101,991	$231	$41,642	$1,767	$117,113	$176	$2,374	$8,529	$273,823
Cost
Balance on January 1, 2021	$101,991	$1,630	$70,889	$12,406	$710,776	$3,894	$10,300	$8,529	$920,415
Additions	—	—	37	72	84	—	198	35,222	35,613
Disposal	—	(1)	(29)	(1,734)	(27,916)	(84)	(470)	—	(30,234)
Effect of foreign exchange differences	—	—	—	—	(64)	—	(2)	(6)	(72)
Others	654	33	461	473	30,654	117	783	(32,959)	216
Balance on December 31, 2021	$102,645	$1,662	$71,358	$11,217	$713,534	$3,927	$10,809	$10,786	$925,938
Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,399)	$(29,247)	$(10,639)	$(593,663)	$(3,718)	$(7,926)	$—	$(646,592)
Depreciation expenses	—	(43)	(1,401)	(716)	(24,802)	(65)	(701)	—	(27,728)
Disposal	—	1	29	1,724	27,900	84	466	—	30,204
Effect of foreign exchange differences	—	—	—	—	31	—	1	—	32
Others	—	(1)	41	(1)	1	—	(45)	—	(5)
Balance on December 31, 2021	$—	$(1,442)	$(30,578)	$(9,632)	$(590,533)	$(3,699)	$(8,205)	$—	$(644,089)
Balance on December 31, 2021, net	$102,645	$220	$40,780	$1,585	$123,001	$228	$2,604	$10,786	$281,849

(Concluded)

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

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the years ended December 31, 2020 and 2021.

Chunghwa signed a joint development agreement with the MOTC previously which stated that the MOTC would provide the national land and Chunghwa would be in charge of the planning and construction for the MOTC’s office building, Chunghwa’s Renai office building, etc.  According to the agreement, the MOTC and Chunghwa would each own a certain percentage of the buildings, and Chunghwa is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by Chunghwa on behalf of the MOTC.  The difference amounting to $1,057 million due to the MOTC was reported to Chunghwa’s Board of Directors in May 2020.  Chunghwa paid the aforementioned amount in May 2021 and the property registration of the respective asset was completed in July 2021.

The Company participated in the government-led urban renewal project in Xingzheng Section, Xindian District, New Taipei City.  The Company provided land as a building lot while Kindom Development Corp., chosen through public selection by the New Taipei City Government, acted as the urban renewal developer.  The property registration was completed in 2020.  With respect to the Company’s trade-in share of land and buildings, only the trade-in buildings had commercial substance.  Therefore, the gain on the asset exchange transaction of $1,268 million (included in “gains and losses on disposal of property, plant and equipment”) was recognized at the difference between the carrying amount of the trade-out land of $37 million and the fair value of trade-in buildings of $1,305 million (included in “investment properties”).  The aforementioned gain on disposal was included under “other income and expenses” in the consolidated statements of comprehensive income.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	1-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-9 years
Mechanical and air conditioner equipment	3-16 years
Others	1-15 years

b.	Assets subject to operating leases

	Land	Land Improvements	Buildings	Total
	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2019	$3,617	$1	$3,583	$7,201
Additions	—	—	4	4
Transferred from (to) assets used by the Company	1,362	(1)	255	1,616
Balance on December 31, 2019	$4,979	$—	$3,842	$8,821
Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(1)	$(1,265)	$(1,266)
Depreciation expenses	—	—	(74)	(74)
Transferred to (from) assets used by the company	—	1	(158)	(157)
Balance on December 31, 2019	$—	$—	$(1,497)	$(1,497)
Balance on January 1, 2019, net	$3,617	$—	$2,318	$5,935
Balance on December 31, 2019, net	$4,979	$—	$2,345	$7,324
Cost
Balance on January 1, 2020	$4,979	$—	$3,842	$8,821
Others	(6)	—	394	388
Balance on December 31, 2020	$4,973	$—	$4,236	$9,209
Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$—	$(1,497)	$(1,497)
Depreciation expenses	—	—	(82)	(82)
Others	—	—	(37)	(37)
Balance on December 31, 2020	$—	$—	$(1,616)	$(1,616)
Balance on December 31, 2020, net	$4,973	$—	$2,620	$7,593
Cost
Balance on January 1, 2021	$4,973	$—	$4,236	$9,209
Others	(164)	—	(102)	(266)
Balance on December 31, 2021	$4,809	$—	$4,134	$8,943
Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$—	$(1,616)	$(1,616)
Depreciation expenses	—	—	(77)	(77)
Others	—	—	1	1
Balance on December 31, 2021	$—	$—	$(1,692)	$(1,692)
Balance on December 31, 2021, net	$4,809	$—	$2,442	$7,251

The Company leases out land and buildings with lease terms between 1 to 20 years.  The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Year 1	$347	$371
Year 2	288	301
Year 3	231	210
Year 4	164	159
Year 5	125	135
Onwards	1,180	1,177
	$2,335	$2,353

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

17.	LEASE ARRANGEMENTS

a.Right-of-use assets

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Land and buildings
Handsets base stations	$7,096	$6,988
Others	1,708	1,538
Equipment	2,205	2,525
	$11,009	$11,051

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Additions to right-of-use assets	$3,803	$3,796	$4,669
Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,728	$2,729	$2,789
Others	821	786	786
Equipment	419	416	410
	$3,968	$3,931	$3,985

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite.  However, certain frequency that ST-2 satellite originally used was transferred for the use of 5G spectrum to the government, Chunghwa evaluated and determined that the recoverable amount of the related right-of-use assets was nil. Therefore, Chunghwa recognized an impairment loss of $420 million for the year ended December 31, 2021.  The impairment loss was included under “other income and expenses” in the consolidated statement of comprehensive income.  The Company did not have impairment of right-of-use assets for the years ended December 31, 2019 and 2020.

The Company did not have significant sublease of right-of-use assets for the years ended December 31, 2019, 2020 and 2021.

b.Lease liabilities

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Lease liabilities
Current	$3,382	$3,211
Noncurrent	6,215	7,062
	$9,597	$10,273

Ranges of discount rates for lease liabilities were as follows:

December 31
	2020	2021
Land and buildings
Handsets base stations	0.46%-1.18%	0.37%-1.18%
Others	0.46%-9.00%	0.37%-9.00%
Equipment	0.46%-2.99%	0.37%-2.99%

c.Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years.  The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases.  For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

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

d.Other lease information

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Expenses relating to low-value asset leases	$7	$8	$8
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$6	$5	$7
Total cash outflow for leases	$3,826	$3,776	$3,813

The Company leases certain equipment which qualifies as low-value asset leases.  The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 16 and 18 to the consolidated financial statements.

18.	INVESTMENT PROPERTIES

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$9,621	$9,663

Investment Properties
NT$
(In Millions)
Cost
Balance on January 1, 2019	$9,392
Additions	1
Disposal	(6)
Reclassification	(173)
Balance on December 31, 2019	$9,214
Accumulated depreciation and impairment
Balance on January 1, 2019	$(1,105)
Depreciation expense	(25)
Disposal	6
Reclassification	22
Reversal of impairment loss	57
Balance on December 31, 2019	$(1,045)
Balance on January 1, 2019, net	$8,287
Balance on December 31, 2019, net	$8,169
Cost
Balance on January 1, 2020	$9,214
Additions (Note 16)	1,359
Disposal	(37)
Reclassification	126
Balance on December 31, 2020	$10,662
Accumulated depreciation and impairment
Balance on January 1, 2020	$(1,045)
Depreciation expense	(22)
Reclassification	(1)
Reversal of impairment loss	27
Balance on December 31, 2020	$(1,041)
Balance on December 31, 2020, net	$9,621
Cost
Balance on January 1, 2021	$10,662
Additions	1
Balance on December 31, 2021	$10,663
Accumulated depreciation and impairment
Balance on January 1, 2021	$(1,041)
Depreciation expense	(42)
Reversal of impairment loss	83
Balance on December 31, 2021	$(1,000)
Balance on December 31, 2021, net	$9,663

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount.  Therefore, the Company recognized reversal of impairment losses of $57 million, $27 million and $83 million for the years ended December 31, 2019, 2020 and 2021, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years.  The reversal of impairment loss was included in other income and expenses in the consolidated statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2020 and 2021 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers.  Those appraisal reports are based on the comparison approach, income approach or cost approach.  Key assumptions and the fair values were as follows:

December 31
	2020	2021
	NT$	NT$
(In Millions)
Fair value	$22,644	$25,548
Overall capital interest rate	0.93%-3.03%	0.91%-3.05%
Profit margin ratio	12%-20%	8%-20%
Discount rate	—	—
Capitalization rate	0.73%-2.20%	0.53%-2.11%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Year 1	$115	$107
Year 2	95	82
Year 3	75	62
Year 4	53	55
Year 5	38	39
Onwards	58	78
	$434	$423

19.	INTANGIBLE ASSETS
	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Carrying amount
Mobile Broadband Concession	$89,019	$82,820
Computer software	788	673
Goodwill	246	217
Others	232	235
	$90,285	$83,945

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2019	$70,144	$3,426	$236	$373	$74,179
Additions-acquired separately	—	358	—	5	363
Disposal	(10,179)	(356)	—	—	(10,535)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	2	—	—	2
Balance on December 31, 2019	$59,965	$3,430	$236	$378	$64,009
Accumulated amortization and impairment
Balance on January 1, 2019	$(20,632)	$(2,467)	$(27)	$(109)	$(23,235)
Amortization expenses	(3,840)	(388)	—	(25)	(4,253)
Disposal	10,179	356	—	—	10,535
Impairment losses	—	—	(9)	—	(9)
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2019	$(14,293)	$(2,499)	$(36)	$(134)	$(16,962)
Balance on January 1, 2019, net	$49,512	$959	$209	$264	$50,944
Balance on December 31, 2019, net	$45,672	$931	$200	$244	$47,047
Cost
Balance on January 1, 2020	$59,965	$3,430	$236	$378	$64,009
Additions-acquired separately	48,373	226	—	6	48,605
Disposal	—	(338)	—	(3)	(341)
Effect of foreign exchange differences	—	—	—	—	—
Acquired by business combinations (Note 14)	—	1	55	11	67
Others	—	1	—	—	1
Balance on December 31, 2020	$108,338	$3,320	$291	$392	$112,341
Accumulated amortization and impairment
Balance on January 1, 2020	$(14,293)	$(2,499)	$(36)	$(134)	$(16,962)
Amortization expenses	(5,026)	(371)	—	(27)	(5,424)
Disposal	—	338	—	1	339
Impairment losses	—	—	(9)	—	(9)
Effect of foreign exchange differences	—	—	—	—	—
Acquired by business combinations (Note 14)	—	—	—	—	—
Balance on December 31, 2020	$(19,319)	$(2,532)	$(45)	$(160)	$(22,056)
Balance on December 31, 2020, net	$89,019	$788	$246	$232	$90,285
Cost
Balance on January 1, 2021	$108,338	$3,320	$291	$392	$112,341
Additions-acquired separately	—	225	—	31	256
Disposal	—	(344)	—	(10)	(354)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	2	—	—	2
Balance on December 31, 2021	$108,338	$3,203	$291	$413	$112,245
Accumulated amortization and impairment
Balance on January 1, 2021	$(19,319)	$(2,532)	$(45)	$(160)	$(22,056)
Amortization expenses	(6,199)	(341)	—	(29)	(6,569)
Disposal	—	343	—	11	354
Impairment losses	—	—	(29)	—	(29)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	—	—	—	—
Balance on December 31, 2021	$(25,518)	$(2,530)	$(74)	$(178)	$(28,300)
Balance on December 31, 2021, net	$82,820	$673	$217	$235	$83,945

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

The concessions are granted and issued by the NCC.  The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter.  The 4G concession fees will be fully amortized by December 2030 and December 2033, and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years.  Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years.  Goodwill is not amortized.

SENAO evaluated the goodwill, license agreement and the trademark that arose in the acquisition of Youth and its subsidiaries at the end of each year.  SENAO determined the smallest identifiable group of assets that generates cash inflows as single cash generating units by business type and evaluated the recoverable amount of those cash generating units by their value in use.  The management of SENAO estimated the cash flow projections based on the financial budgets for the following five years.  Discount rates were 12.3%, 12.1% and 12.1% as of December 31, 2019, 2020 and 2021, respectively and were used to calculate the recoverable amount of related cash generating units by discounting aforementioned cash flows.

SENAO concluded the recoverable amount of the goodwill was lower than the carrying value and recognized impairment loss of $9 million, $9 million and $29 million for the years ended December 31, 2019, 2020 and 2021, respectively.  In addition, SENAO concluded the recoverable amount of the license agreement and the trademark were lower than the carrying value and recognized impairment loss of $0.2 million for the year ended December 31, 2021.  The aforementioned impairment losses were included in other income and expenses of consolidated statements of comprehensive income.
20.	OTHER ASSETS

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Spare parts	$2,156	$2,836
Refundable deposits	2,009	1,971
Other financial assets	1,000	1,000
Others	2,450	2,035
	$7,615	$7,842
Current
Spare parts	$2,156	$2,836
Others	193	143
	$2,349	$2,979
Noncurrent
Refundable deposits	$2,009	$1,971
Other financial assets	1,000	1,000
Others	2,257	1,892
	$5,266	$4,863

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

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2019

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 84/EUR 2	2020.03	$33.66	Hedging financial assets (liabilities)	$—	$—	$(1)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$1	$—	$—

December 31, 2020

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 201/ EUR 6	2021.03	$34.45	Hedging financial assets (liabilities)	$2	$—	$2

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(2)	$2	$—

December 31, 2021

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 228/ EUR 7	2022.03	$32.54	Hedging financial assets (liabilities)	$—	$8	$(10)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$10	$(8)	$—

Year ended December 31, 2019

Comprehensive Income
Reclassification from Equity to Profit or Loss and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to P/L and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(1)	$—	—	$(2)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2020

Comprehensive Income
Reclassification from Equity to Profit or Loss and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to P/L and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$2	$—	—	$21	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2021

Comprehensive Income
Reclassification from Equity to Profit or Loss and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to P/L and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(10)	$—	—	$(43)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

22.	SHORT-TERM LOANS

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Unsecured bank loans	$67	$65

The annual interest rates of bank loans were as follows:

	December 31
	2020	2021
Unsecured bank loans	1.12%-2.33%	1.97%-2.43%

23.	SHORT-TERM BILLS PAYABLE

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Commercial paper payable	$7,000	$—
Less: Discounts on commercial paper payable	(1)	$—
	$6,999	$—

The annual interest rates of commercial paper payable were as follows:

	December 31
	2020	2021
Commercial paper payable	0.34%-0.36%	—

24.	LONG-TERM LOANS

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Secured bank loans (Note 41)	$1,600	$1,600
Less: Current portion	(1,600)	—
	$-	$1,600

The annual interest rates of bank loans were as follows:

	December 31
	2020	2021
Secured bank loans	0.72%	0.89%

LED obtained a secured loan from Chang Hwa Bank in September 2010.  Interest is paid monthly.  $300 million and $1,350 million were originally due in December 2014 and September 2015, respectively.  In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment.  LED made an early repayment of $50 million in April 2015.  LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renewed contract is September 2021. Furthermore, LED entered into another contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2021 and the due date of the renewed contract is September 2024.

25.	BONDS PAYABLE

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Unsecured domestic bonds	$20,000	$27,000
Less: Discounts on bonds payable	(20)	(23)
	$19,980	$26,977

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500	0.54%	The same as above
	C	July 2020 to July 2030	3,700	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900	0.42%	The same as above
	B	April 2021 to April 2028	4,100	0.46%	The same as above
	C	April 2021 to April 2031	1,000	0.50%	The same as above

26.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$15,591	$18,063

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.
27.	OTHER PAYABLES

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$9,450	$10,126
Payables to contractors	1,779	3,015
Accrued compensation to employees and remuneration to directors and supervisors	1,691	1,997
Amounts collected for others	1,308	1,426
Payables to equipment suppliers	1,049	1,154
Accrued maintenance costs	1,040	1,011
Payable on land (Note 16)	1,057	—
Others	6,614	5,708
	$23,988	$24,437

28.	PROVISIONS

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Warranties	$182	$213
Onerous contracts	171	147
Employee benefits	57	63
Others	5	4
	$415	$427

Current	$314	$285
Noncurrent	101	142
	$415	$427

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2019	$132	$19	$51	$5	$207
Additional provisions recognized	127	48	9	—	184
Used / forfeited during the year	(86)	—	(1)	—	(87)
Balance on December 31, 2019	$173	$67	$59	$5	$304

Balance on January 1, 2020	$173	$67	$59	$5	$304
Additional / (reversal of) provisions recognized	131	92	(2)	—	221
Used / forfeited during the year	(122)	(3)	—	—	(125)
Acquired by business combinations (Note 14)	—	15	—	—	15
Balance on December 31, 2020	$182	$171	$57	$5	$415

Balance on January 1, 2021	$182	$171	$57	$5	$415
Additional / (reversal of) provisions recognized	102	(24)	7	(1)	84
Used / forfeited during the year	(71)	—	(1)	—	(72)
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2021	$213	$147	$63	$4	$427
a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements.  The estimate has been made based on historical warranty experience.

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

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, SHE, IISI and UTC with the pension mechanism under the Labor Standards Law in the ROC are considered as defined benefit plans.  These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.  The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.  According to the Article 56 of the Labor Standards Law in the ROC, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligations	$39,536	$35,502
Fair value of plan assets	(39,494)	(36,605)
Funded status - deficit (surplus)	$42	$(1,103)

Net defined benefit liabilities	$3,415	$2,288
Net defined benefit assets	(3,373)	(3,391)
	$42	$(1,103)

Movements in the defined benefit obligations and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2019	$41,397	$39,027	$2,370
Current service cost	2,927	—	2,927
Interest expense/interest income	400	390	10
Amounts recognized in profit or loss	3,327	390	2,937
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	1,338	(1,338)
Actuarial losses recognized from changes in demographic assumptions	6	—	6
Actuarial losses recognized from changes in financial assumptions	647	—	647
Actuarial gains recognized from experience adjustments	(842)	—	(842)
Amounts recognized in other comprehensive income	(189)	1,338	(1,527)
Contributions from employer	—	2,099	(2,099)
Benefits paid	(3,034)	(3,034)	—
Benefits paid directly by the Company	(304)	—	(304)
Balance on December 31, 2019	41,197	39,820	1,377
Current service cost	2,052	—	2,052
Interest expense/interest income	298	297	1
Amounts recognized in profit or loss	2,350	297	2,053
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	1,308	(1,308)
Actuarial losses recognized from changes in financial assumptions	590	—	590
Actuarial gains recognized from experience adjustments	(475)	—	(475)
Amounts recognized in other comprehensive income	115	1,308	(1,193)
Contributions from employer	—	1,964	(1,964)
Benefits paid	(3,919)	(3,919)	—
Benefits paid directly by the Company	(263)	—	(263)
Acquired by business combinations (Note 14)	56	24	32
Balance on December 31, 2020	39,536	39,494	42
Current service cost	1,253	—	1,253
Interest expense/interest income	190	195	(5)
Amounts recognized in profit or loss	1,443	195	1,248
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	501	(501)
Actuarial gain recognized from changes in demographic assumptions	(434)	—	(434)
Actuarial loss recognized from experience adjustments	545	—	545
Amounts recognized in other comprehensive income	111	501	(390)
Contributions from employer	—	1,727	(1,727)
Benefits paid	(5,312)	(5,312)	—
Benefits paid directly by the Company	(276)	—	(276)
Balance on December 31, 2021	$35,502	$36,605	$(1,103)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Operating costs	$1,726	$1,205	$725
Marketing expenses	866	603	367
General and administrative expenses	164	121	80
Research and development expenses	103	72	44
	$2,859	$2,001	$1,216

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law in the ROC:

a.	Investment risk

Under the Labor Standards Law in the ROC, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.  The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

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

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2020	2021
Discount rates	0.50%	0.50%
Expected rates of salary increase	1.00%-2.25%	1.00%-2.25%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(1,208)	$(1,073)
0.5% decrease	$1,284	$1,139
Expected rates of salary increase
0.5% increase	$1,372	$1,217
0.5% decrease	$(1,303)	$(1,157)

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

There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$1,932	$1,681
The average duration of the defined benefit obligations	6.4-13 years	6.3-12 years

As of December 31, 2021, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
NT$
(In Millions)
2022	$2,693
2023	6,330
2024	9,721
2025	10,864
2026 and thereafter	36,890
$66,498

30.	EQUITY
a.	Share capital
1)	Common stocks

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000
Authorized shares	$120,000	$120,000
Number of issued and paid shares	7,757	7,757
Issued and outstanding shares	$77,574	$77,574

Each issued common stock with par value of $10 entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006.  The ADSs were traded on the New York Stock Exchange since July 17, 2003.  As of December 31, 2021, the outstanding ADSs were 202 million common stocks, which equaled 20 million units and represented 2.60% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,
b)	Sell their ADSs, and
c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2019, 2020 and 2021 were as follows:
	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2019	$126,045	$—	$2,064	$987	$18	$20,648	$149,762
Unclaimed dividend	—	—	—	—	1	—	1
Share-based payment transactions of subsidiaries	—	—	(1)	—	—	—	(1)
Balance on December 31, 2019	$126,045	$—	$2,063	$987	$19	$20,648	$149,762

Balance on January 1, 2020	$126,045	$—	$2,063	$987	$19	$20,648	$149,762
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	—	—	—	—	—
Share-based payment transactions of subsidiaries	—	—	26	—	—	—	26
Balance on December 31, 2020	$126,045	$—	$2,089	$987	$21	$20,648	$149,790

Balance on January 1, 2021	$126,045	$—	$2,089	$987	$21	$20,648	$149,790
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	1	—	—	—	—	1
Share-based payment transactions of subsidiaries	—	—	17	—	—	—	17
Balance on December 31, 2021	$126,045	$1	$2,106	$987	$23	$20,648	$149,810

Under the R.O.C. relevant laws, additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits.  Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

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

Special reserve was appropriated in accordance with the relevant laws and regulations or as requested by local authority.  Pursuant to existing regulations, the Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution.  Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2019 and 2020 earnings of Chunghwa approved by the stockholders in their meetings on May 29, 2020 and August 20, 2021, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2019	For Fiscal Year 2020	For Fiscal Year 2019	For Fiscal Year 2020
Cash dividends	$32,783	$33,404	$4.226	$4.306

The appropriations of earnings for 2021 had been proposed by Chunghwa’s Board of Directors on February 23, 2022.  The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Special reserve	$408
Cash dividends	35,746	$4.608

The appropriations of earnings for 2021 are subject to the resolution of the stockholders’ meeting planned to be held on May 27, 2022.

d.	Others
1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$538	$735	$1,240
Unrealized gain or loss for the year
Equity instruments	197	522	(1,188)
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 9)	—	(17)	(60)
Ending balance	$735	$1,240	$(8)

e.	Noncontrolling interests

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$9,837	$10,115	$11,158
Attributable to noncontrolling interests
Net income for the year	974	1,285	1,431
Exchange differences arising from the translation of the foreign operations	8	(14)	—
Unrealized gain or loss on financial assets at FVOCI	(26)	(3)	2
Remeasurements of defined benefit pension plans	15	17	(5)
Income tax relating to remeasurements of defined benefit pension plans	(3)	(3)	1
Share of other comprehensive loss of associates and joint ventures accounted for using equity method	(1)	(1)	—
Cash dividends distributed by subsidiaries	(710)	(775)	(896)
Share-based payment transactions of subsidiaries	22	63	56
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	—
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(2)	—
Net increase (decrease) in noncontrolling interests	(1)	476	—
Ending balance	$10,115	$11,158	$11,747

31.	REVENUE

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Revenue from contracts with customers	$206,360	$206,396	$208,412
Other revenues
Government grants income	205	219	1,037
Rental income	818	843	864
Others	137	151	165
	1,160	1,213	2,066
Total	$207,520	$207,609	$210,478

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

2019

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Main Products and Service Revenues
Mobile services revenue	$—	$58,703	$—	$—	$—	$58,703
Sales of products	1,957	35,545	41	265	3,785	41,593
Local telephone and domestic long distance telephone services revenue	27,929	—	—	—	—	27,929
Broadband access and domestic leased line services revenue	22,116	—	—	—	—	22,116
Data Communications internet services revenue	—	—	21,003	—	—	21,003
International network and leased line services revenue	—	—	—	7,066	—	7,066
Others	13,064	1,142	8,790	4,144	810	27,950
	$65,066	$95,390	$29,834	$11,475	$4,595	$206,360

2020

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Main Products and Service Revenues
Mobile services revenue	$—	$56,724	$—	$—	$—	$56,724
Sales of products	2,214	32,112	107	313	4,645	39,391
Local telephone and domestic long distance telephone services revenue	26,475	—	—	—	—	26,475
Broadband access and domestic leased line services revenue	22,420	—	—	—	—	22,420
Data Communications internet services revenue	—	—	21,447	—	—	21,447
International network and leased line services revenue	—	—	—	3,884	—	3,884
Others	17,695	1,307	10,255	4,485	2,313	36,055
	$68,804	$90,143	$31,809	$8,682	$6,958	$206,396

2021

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Main Products and Service Revenues
Mobile services revenue	$—	$58,048	$—	$—	$—	$58,048
Sales of products	2,173	35,414	128	12	5,180	42,907
Local telephone and domestic long distance telephone services revenue	25,704	—	—	—	—	25,704
Broadband access and domestic leased line services revenue	23,012	—	—	—	—	23,012
Data Communications internet services revenue	—	—	22,281	—	—	22,281
International network and leased line services revenue	—	—	—	4,367	—	4,367
Others	13,255	1,222	10,428	4,246	2,942	32,093
	$64,144	$94,684	$32,837	$8,625	$8,122	$208,412

b.	Contract balances

	January 1,	December 31
	2020	2020	2021
	NT$	NT$	NT$
	(In Millions)
Trade notes and accounts receivable (Note 10)	$26,408	$22,622	$23,947
Contract assets
Products and service bundling	$6,943	$7,232	$7,197
Others	116	612	983
Less : Loss allowance	(17)	(18)	(18)
	$7,042	$7,826	$8,162
Current	$4,441	$5,331	$5,554
Noncurrent	2,601	2,495	2,608
	$7,042	$7,826	$8,162
Contract liabilities
Telecommunications business	$12,772	$13,602	$13,144
Project business	10,360	6,687	5,435
Products and service bundling	39	16	4
Others	510	421	491
	$23,681	$20,726	$19,074
Current	$16,840	$13,437	$12,234
Noncurrent	6,841	7,289	6,840
	$23,681	$20,726	$19,074

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.  Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Contract assets
Net increase of customer contracts	$6,066	$5,972	$6,035
Reclassified to trade receivables	(6,405)	(5,681)	(6,039)
	$(339)	$291	$(4)
Contract liabilities
Net increase of customer contracts	$22	$7	$—
Recognized as revenues	(89)	(30)	(12)
	$(67)	$(23)	$(12)

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

Revenue recognized for the period that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Telecommunications business	$6,186	$5,492	$5,952
Project business	3,973	6,092	4,630
Others	404	512	431
	$10,563	$12,096	$11,013
c.	Incremental costs of obtaining contracts
	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Noncurrent
Incremental costs of obtaining contracts	$1,000	$988

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized.  Amortization expenses for the years ended December 31 2019, 2020 and 2021 were $1,173 million, $772 million and $815 million, respectively.

d.	Remaining Performance Obligations

As of December 31, 2021, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $29,380 million.  The Company recognizes revenue when service is provided over contract terms.  The Company expects to recognize such revenue of $18,350 million, $8,603 million and $2,427 million in 2022, 2023 and 2024, respectively.  The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2021, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $19,030 million.  The Company recognizes revenues when the project business contract is completed and accepted by customers.  The Company expects to recognize such revenue of $9,033 million, $4,781 million and $5,216 million in 2022, 2023 and 2024, respectively.  Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.
32.	NET INCOME
a.	Other income and expenses
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Gain (loss) on disposal of property, plant and equipment	$(38)	$1,428	$(3)
Impairment loss on property, plant and equipment	(93)	—	—
Impairment loss on right-of-use assets	—	—	(420)
Gain on disposal of investment properties, net	—	151	—
Reversal of impairment loss on investment properties	57	27	83
Loss on disposal of intangible assets	—	(2)	—
Impairment loss on intangible assets	(9)	(9)	(29)
Impairment loss on other assets	(44)	—	—
	$(127)	$1,595	$(369)
b.	Other income
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Dividend income	$296	$246	$154
Rental income	85	70	70
Others	150	154	154
	$531	$470	$378

c.	Other gains and losses
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$(38)	$(99)	$243
Foreign currency exchange gain or loss, net	16	(47)	230
Gain on disposal of investments accounted for using equity method, net	151	10	4
Gain (loss) on disposal of financial instruments, net	4	(2)	—
Others	(49)	(21)	(16)
	$84	$(159)	$461
d.	Interest expenses
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Interest on bonds payable	$—	$46	$132
Interest on lease liabilities	85	80	69
Interest paid to financial institutions	17	79	16
Others	2	1	1
	$104	$206	$218
e.	Impairment loss (reversal of impairment loss)
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Contract assets	$(2)	$1	$—
Trade notes and accounts receivable	$(54)	$49	$123
Other receivables	$(69)	$(5)	$20
Inventories	$475	$1,161	$207
Property, plant and equipment	$93	$—	$—
Right-of-use assets	$—	$—	$420
Investment properties	$(57)	$(27)	$(83)
Intangible assets	$9	$9	$29
Other assets	$44	$—	$—

f.	Depreciation and amortization expenses
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$26,930	$26,989	$27,805
Right-of-use assets	3,968	3,931	3,985
Investment properties	25	22	42
Intangible assets	4,253	5,424	6,569
Incremental costs of obtaining contracts	1,173	772	815
Total depreciation and amortization expenses	$36,349	$37,138	$39,216
Depreciation expenses summarized by functions
Operating costs	$28,957	$29,056	$30,021
Operating expenses	1,966	1,886	1,811
	$30,923	$30,942	$31,832
Amortization expenses summarized by functions
Operating costs	$5,196	$5,971	$7,172
Marketing expenses	96	100	93
General and administrative expenses	95	82	75
Research and development expenses	39	43	44
	$5,426	$6,196	$7,384
g.	Employee benefit expenses
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$654	$708	$784
Defined benefit plans	2,859	2,001	1,216
	3,513	2,709	2,000
Share-based payment
Equity-settled share-based payment	2	8	19
Other employee benefit	42,640	42,246	42,654
Total employee benefit expenses	$46,155	$44,963	$44,673
Summary by functions
Operating costs	$23,587	$23,005	$22,734
Operating expenses	22,568	21,958	21,939
	$46,155	$44,963	$44,673

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.  As of December 31, 2021, the payables of the employees’ compensation and the remuneration to directors were $1,429 million and $39 million, respectively.  Such amounts have been approved by the Chunghwa’s Board of Directors on February 23, 2022 and will be reported to the stockholders in their meeting planned to be held on May 27, 2022.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2019 and 2020 approved by the Board of Directors on February 26, 2020 and February 23, 2021, respectively, were as follows:

	2019	2020
	Cash	Cash
	NT$	NT$
	(In Millions)
Compensation distributed to the employees	$1,126	$1,202
Remuneration paid to the directors	35	36

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2020 and 2021 of the aforementioned compensation to employees and the remuneration to directors.
33.	INCOME TAX
a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$8,109	$8,172	$8,490
Income tax on unappropriated earnings	(20)	8	181
Income tax adjustments on prior years	(91)	(22)	(150)
Others	12	19	7
	8,010	8,177	8,528
Deferred tax
Deferred tax expense (benefits) recognized for the year	(63)	(81)	489
Income tax adjustments on prior years	(1)	26	3
	(64)	(55)	492
Income tax expense recognized in profit or loss	$7,946	$8,122	$9,020

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$41,867	$42,826	$46,067
Income tax expense calculated at the statutory rate	$8,373	$8,565	$9,213
Nondeductible income and expenses in determining taxable income	18	15	8
Unrecognized loss carryforwards	7	4	(1)
Tax-exempt income	(148)	(367)	(30)
Income tax on unappropriated earnings	(20)	8	181
Investment credits	(203)	(131)	(217)
Effect of different tax rates of group entities operating in other jurisdictions	(9)	10	(10)
Income tax adjustments on prior years	(92)	4	(147)
Others	20	14	23
Income tax expense recognized in profit or loss	$7,946	$8,122	$9,020

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%.  Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

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

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Deferred tax
Remeasurement on defined benefit pension plans	$305	$239	$78
Exchange differences arising from the translation of the foreign operations	—	—	—
Total income tax expense recognized in other comprehensive income	$305	$239	$78
c.	Current tax assets and liabilities

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - others)	$1	$5
Current tax liabilities
Income tax payable	$6,157	$6,530

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2019

	January 1, 2019	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2019
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$2,307	$32	$(305)	$2,034
Share of profit or loss of associates and joint ventures accounted for using equity method	389	13	—	402
Allowance for doubtful receivables over quota	435	(31)	—	404
Valuation loss on inventory	88	53	—	141
Deferred revenue	111	(13)	—	98
Estimated warranty liabilities	26	8	—	34
Valuation loss on financial instruments	5	8	—	13
Others	178	(73)	—	105
	3,539	(3)	(305)	3,231
Loss carryforwards	41	(13)	—	28
	$3,580	$(16)	$(305)	$3,259

	January 1, 2019	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2019
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,832)	$74	$—	$(1,758)
Land value incremental tax	(95)	—	—	(95)
Deferred revenue for award credits	(31)	2	—	(29)
Unrealized foreign exchange gain, net	(1)	—	—	(1)
Intangible assets	(32)	3	—	(29)
Others	(1)	1	—	—
	$(1,992)	$80	$—	$(1,912)

For the year ended December 31, 2020

	January 1, 2020	Acquired by business combinations (Note 14)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2020
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$2,034	$1	$20	$(239)	$1,816
Share of profit or loss of associates and joint ventures accounted for using equity method	402	—	(1)	—	401
Allowance for doubtful receivables over quota	404	—	(39)	—	365
Valuation loss on inventory	141	3	155	—	299
Deferred revenue	98	—	(25)	—	73
Estimated warranty liabilities	34	—	2	—	36
Valuation loss on financial instruments	13	—	20	—	33
Others	105	2	(17)	—	90
	3,231	6	115	(239)	3,113
Loss carryforwards	28	—	(8)	—	20
	$3,259	$6	$107	$(239)	$3,133

	January 1, 2020	Acquired by business combinations (Note 14)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2020
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,758)	$—	$(54)	$—	$(1,812)
Land value incremental tax	(95)	—	—	—	(95)
Deferred revenue for award credits	(29)	—	(1)	—	(30)
Unrealized foreign exchange gain, net	(1)	—	1	—	—
Intangible assets	(29)	—	2	—	(27)
Others	—	(3)	—	—	(3)
	$(1,912)	$(3)	$(52)	$—	$(1,967)

For the year ended December 31, 2021

	January 1, 2021	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2021
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,816	$6	$(78)	$1,744
Share of profit or loss of associates and joint ventures accounted for using equity method	401	—	—	401
Allowance for doubtful receivables over quota	365	(100)	—	265
Valuation loss on inventory	299	(102)	—	197
Deferred revenue	73	(24)	—	49
Estimated warranty liabilities	36	7	—	43
Valuation loss on financial instruments	33	(33)	—	—
Others	90	(15)	—	75
	3,113	(261)	(78)	2,774
Loss carryforwards	20	(9)	—	11
	$3,133	$(270)	$(78)	$2,785

	January 1, 2021	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2021
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,812)	$(157)	$—	$(1,969)
Land value incremental tax	(95)	—	—	(95)
Deferred revenue for award credits	(30)	(25)	—	(55)
Unrealized foreign exchange gain, net	—	(26)	—	(26)
Intangible assets	(27)	3	—	(24)
Valuation gain on financial instruments	—	(16)	—	(16)
Others	(3)	(1)	—	(4)
	$(1,967)	$(222)	$—	$(2,189)

e.	Items for which no deferred income tax assets have been recognized

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2022	$10	$—
Expire in 2023	8	—
Expire in 2024	8	1
Expire in 2025	19	15
Expire in 2026	8	8
Expire in 2027	3	3
Expire in 2028	1	1
Expire in 2029	1	1
Expire in 2030	—	—
Expire in 2031	—	—
	$58	$29
f.	Information about unused loss carryforwards

As of December 31, 2021 unused loss carryforwards were as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$1	2022
1	2023
1	2024
18	2025
10	2026
3	2027
1	2028
2	2029
2	2030
2	2031
$41
g.	Income tax examinations

Income tax returns of Chunghwa, SENAO, ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHYP, CHSI, CHI, CHPT, SFD, CLPT, CHTSC, CHIEF, Unigate, SHE, CHST, HHI, IISI and UTC have been examined by the tax authorities through 2019.  Income tax returns of LED has been examined by the tax authorities through 2020.

34.	EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$32,947	$33,419	$35,616
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(4)	(7)	(6)
Net income used to compute the diluted earnings per share	$32,943	$33,412	$35,610

Weighted Average Number of Common Stocks

(Millions Shares)

	Year Ended December 31
	2019	2020	2021
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee compensation	8	8	8
Weighted average number of common stocks used to compute the diluted earnings per share	7,765	7,765	7,765

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

Information about SENAO’s outstanding stock options for the year ended December 31, 2019 was as follows:

	Year Ended December 31, 2019
	Granted on May 7, 2013
	Number of Options	Weighted- average Exercise Price
	(In Thousands)	NT$
Employee stock options
Options outstanding at beginning of the year	5,318	$66.20
Options forfeited	(5,318)	—
Options outstanding at end of the year	—	—
Options exercisable at end of the year	—	—

As of December 31, 2019, 2020 and 2021, there were no outstanding stock options.

No compensation cost was recognized for the years ended December 31, 2019, 2020 and 2021.

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividend yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of the SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
			NT$
2015.11.17	2015.10.22	2,000.00	$34.40 (Original price$43.00)
2017.12.18	2017.12.19	950.00	$128.70 (Original price$147.00)
	2018.10.31	50.00	$134.50 (Original price$147.00)
2020.09.16	2020.11.13	200.00	$199.70 (Original price$206.00)

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

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date.  Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Granted on October 22, 2015	$0.3	$—	$—
Granted on December 19, 2017	0.6	0.2	0.1
Granted on October 31, 2018	0.6	0.3	0.2
Granted on November 13, 2020	—	1.3	9.7
	$1.5	1.8	10.0

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June 2019, July 2020 and September 2021; therefore, the exercise price changed from $140.60 to $135.60, $132.70 and $128.70 per share, respectively.  The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in June 2019, July 2020 and September 2021; therefore, the exercise price changed from $147.00 to $141.70, $138.70 and $134.50 per share, respectively.  The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in September 2021; therefore, the exercise price changed from $206.00 to $199.70 per share.  The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2019, 2020 and 2021 was as follows:

	Year Ended December 31, 2019
	Granted on October 22, 2015		Granted on December 19, 2017		Granted on October 31, 2018
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	882.75	$34.40	925.00	$140.60	50.00	$147.00
Options exercised	(547.25)	34.40	—	—	—	—
Options forfeited	(21.25)	—	(28.00)	—	(4.00)	—
Options outstanding at end of the year	314.25	34.40	897.00	135.60	46.00	141.70
Options exercisable at end of the year	314.25	34.40	448.50	135.60	—	—

	Year Ended December 31, 2020
	Granted on October 22, 2015		Granted on December 19, 2017		Granted on October 31, 2018		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	314.25	$34.40	897.00	$135.60	46.00	$141.70	—	$—
Options granted	—	—	—	—	—	—	200.00	206.00
Options exercised	(314.25)	34.40	(448.50)	135.60	(21.00)	138.70	—	—
Options forfeited	—	—	(21.00)	—	(4.00)	—	—	—
Options outstanding at end of the year	—	—	427.50	132.70	21.00	138.70	200.00	206.00
Options exercisable at end of the year	—	—	213.75	132.70	—	—	—	—

	Year Ended December 31, 2021
	Granted on December 19, 2017		Granted on October 31, 2018		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	427.50	$132.70	21.00	$138.70	200.00	$206.00
Options exercised	(213.75)	132.70	(10.50)	134.50	—	—
Options forfeited	(0.50)	—	—	—	(6.00)	—
Options outstanding at end of the year	213.25	128.70	10.50	134.50	194.00	199.70
Options exercisable at end of the year	213.25	128.70	—	—	—	—

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$132.70	427.50	1.96	$132.70	213.75	$132.70

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$138.70	21.00	2.83	$138.70	—	$—

Granted on November 13, 2020
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$206.00	200.00	4.87	$206.00	—	$—

As of December 31, 2020, all the stock options granted in 2015 were exercised or forfeited.

As of December 31, 2021, information about employee stock options outstanding was as follows:

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$128.70	213.25	0.96	128.70	213.25	128.70

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
134.50	10.50	1.83	$134.50	—	$—

Granted on November 13, 2020
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$199.70	194.00	3.87	$199.70	—	$—

As of December 31, 2021, all the stock options granted in 2015 were exercised or forfeited.

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

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively.  Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share.  The options are granted to specific employees that meet the vesting conditions.  The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks.  The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Granted on December 20, 2019	$0.2	$5.7	$2.9
Granted on February 20, 2021	—	—	5.5
	$0.2	5.7	8.4

Information about CHTSC’s outstanding stock options for the years ended December 31, 2019, 2020 and 2021 was as follows:

	Year Ended December 31, 2019
	Granted on December 20, 2019
	Number of Options	Weighted average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—
Options granted	4,500	19.085
Options outstanding at end of the year	4,500	19.085
Options exercisable at end of the year	—	—

	Year Ended December 31, 2020
	Granted on December 20, 2019
	Number of Options	Weighted average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	4,500	$19.085
Options forfeited	(172)	—
Options outstanding at end of the year	4,328	19.085
Options exercisable at end of the year	1,082	19.085

	Year Ended December 31, 2021
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted average Exercise Price (NT$)	Number of Options	Weighted average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	4,328	$19.085	—	$—
Options granted	—	—	3,500	19.085
Options exercised	(1,082)	19.085	—	—
Options forfeited	(72)	—	(176)	—
Options outstanding at end of the year	3,174	19.085	3,324	19.085
Options exercisable at end of the year	1,058	19.085	—	—

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$19.085	4,328	3.97	$19.085	1,082	$19.085

As of December 31, 2021, information about employee stock options outstanding was as follows:

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$19.085	3,174	2.97	$19.085	1,058	$19.085

Granted on February 20, 2021
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$19.085	3,324	4.14	$19.085	—	$—

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on December 20, 2019	Stock Options Granted on February 20, 2021
Grant-date share price (NT$)	$20.17	$23.76
Exercise price (NT$)	$19.085	$19.085
Dividend yield	12.49%	15.18%
Risk-free interest rate	0.54%	0.25%
Expected life	5 years	5 years
Expected volatility	42.41%	47.35%
Weighted average fair value of grants (NT$)	$2,470	$3,350

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

d.	IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,335 and 1,665 stock options in August 2013 and January 2014, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable.  The options are granted to specific employees of IISI and its subsidiaries that meet the vesting conditions.  The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest at certain percentages starting from two years after the grant date.  The exercise price of the original options is $14 per share.  After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescribed formula.

No compensation cost of stock options granted was recognized for the six months ended December 31, 2020 and the year ended December 31, 2021.

Information about IISI’s outstanding stock options for the years ended December 31, 2020 and 2021 was as follows:

	Year Ended December 31, 2020
	Granted in August 2013		Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—	—	$—
Options outstanding upon the date of business combination	1,022.96	14.00	580.00	14.00
Options exercised	(432.50)	14.00	(50.00)	14.00
Options forfeited	(590.46)	—	—	—
Options outstanding at end of the year	—	—	530.00	14.00
Options exercisable at end of the year	—	—	530.00	14.00

	Year Ended December 31, 2021
	Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	530.00	$14.00
Options exercised	(261.00)	14.00
Options forfeited	(269.00)	—
Options outstanding at end of the year	—	—
Options exercisable at end of the year	—	—

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted in January 2014
Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$14.00	530.00	0.04	$14.00	530.00	$14.00

As of December 31, 2020, the options granted to employees in 2013 have been fully exercised or forfeited.

As of December 31, 2021, all the stock options granted in 2013 and 2014 were exercised or forfeited.

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted in August 2013	Stock Options Granted in January 2014
Grant-date share price (NT$)	$12.51	$14.51
Exercise price (NT$)	$14.00	$14.00
Dividend yield	6%	6%
Risk-free interest rate	1.20%-1.39%	1.16%-1.32%
Expected life	4.5-5.5 years	4.5-5.5 years
Expected volatility	36.01%-36.62%	35.28%-35.97%
Weighted average fair value of grants (NT$)	$1,670	$2,345

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

e.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690 stock options on February 26, 2021.  Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $15.90 per share (original price is $16.87 per share).  The options are granted to specific employees that meet the vesting conditions.  The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends.  The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation cost was $0.9 million for the year ended December 31, 2021.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2021; therefore, the exercise price changed from $16.87 to $15.90 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the year ended December 31, 2021 was as follows:

	Year Ended December 31, 2021
	Granted on February 26, 2021
	Number of Options	Weighted average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—
Options granted	690	$16.87
Options forfeited	(140)	—
Options outstanding at end of the year	550	15.90
Options exercisable at end of the year	—	—

As of December 31, 2021, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
NT$		(Years)	NT$		NT$
$15.90	550.00	3.16	$15.90	—	$—

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$17.63
Exercise price (NT$)	$16.87
Dividend yield	—
Risk-free interest rate	0.31%
Expected life	4 years
Expected volatility	35.22%
Weighted average fair value of grants (NT$)	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

36.	NON-CASH TRANSACTIONS

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing activities	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Increase in property, plant and equipment	$23,164	$25,195	$35,613
Changes in other payables	1,002	(1,684)	(280)
Acquisition of property, plant and equipment	$24,166	$23,511	$35,333

Increase in investment properties	$1	$1,359	$1
Trade-in investment properties from asset exchange transaction (Note 16)	—	(1,305)	—
Acquisition of investment properties	$1	$54	$1

Increase in intangible assets	$363	$48,605	$256
Changes in other assets	—	(1,000)	—
Acquisition of intangible assets	$363	$47,605	$256

Disposal of property, plant and equipment	$86	$307	$30
Gain (loss) on disposal of property, plant and equipment	(38)	1,428	(3)
Trade-in investment properties from asset exchange transaction (Note 16)	—	(1,305)	—
Changes in other payables	—	(80)	—
Changes in other current monetary assets	—	(31)	—
Proceeds from disposal of property, plant and equipment	$48	$319	$27

Disposal of financial assets at fair value through other comprehensive income	$—	$568	$2,705
Changes in other current monetary assets	—	(271)	271
Reclassified to investment accounted for using equity method	—	—	(64)
Proceeds from disposal of financial assets at fair value through other comprehensive income	$—	$297	$2,912

Financing activities

	Balance on January 1, 2019	Cash Flows from Financing Activities	Changes in Non-Cash Transactions		Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2019
			New Leases	Others
	NT$	NT$	NT$	NT$	NT$	NT$
(In Millions)
Lease liabilities	$10,340	$(3,728)	$3,803	$(572)	$(85)	$9,758

	Balance on January 1, 2020	Cash Flows from Financing Activities	Changes in Non-Cash Transactions			Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2020
			New Leases	Acquired by business combination (Note 14)	Others
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
(In Millions)
Lease liabilities	$9,758	$(3,683)	$3,796	$71	$(265)	$(80)	$9,597

	Balance on January 1, 2021	Cash Flows from Financing Activities	Changes in Non-Cash Transactions		Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2021
			New Leases	Others
	NT$	NT$	NT$	NT$	NT$	NT$
(In Millions)
Lease liabilities	$9,597	$(3,729)	$4,669	$(195)	$(69)	$10,273

37.	CAPITAL MANAGEMENT

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

38.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$687	$912
Hedging financial assets	2	—
Financial assets at amortized cost (Note a)	62,405	71,799
Financial assets at FVOCI	7,193	3,616
Financial liabilities
Measured at FVTPL
Held for trading	—	6
Hedging financial liabilities	—	8
Measured at amortized cost (Note b)	62,557	64,747
Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, short-term bills payable, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans (included current portion) which were financial liabilities carried at amortized cost.

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

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Assets
USD	$2,711	$2,010
EUR	15	49
SGD	170	260
JPY	22	37
RMB	30	89
HKD	69	70
Liabilities
USD	768	890
EUR	957	861
SGD	1,049	1,964
JPY	10	13
RMB	—	39
HKD	8	16

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Assets
USD	$—	$—
EUR	4	—
Liabilities
USD	—	—
EUR	—	14

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

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$83	$97	$56
EUR	(10)	(47)	(41)
SGD	(52)	(44)	(85)
JPY	—	1	1
RMB	—	1	3
HKD	(1)	3	3
Derivatives (b)
USD	1	(19)	—
EUR	3	3	13
Equity
Derivatives (c)
EUR	4	10	11
a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$24,218	$27,671
Financial liabilities	36,576	37,249
Cash flow interest rate risk
Financial assets	9,306	14,171
Financial liabilities	1,667	1,665

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $15 million, $19 million and $31 million for the years ended December 31, 2019, 2020 and 2021, respectively.  This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

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

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2019 would have increased/decreased by $39  million and $358 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.  If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2020 would have increased/decreased by $34 million and $360 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.  If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2021 would have increased/decreased by $46 million and $181 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.

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

December 31, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$37,749	$—	$2,476	$4,827	$—	$45,052
Floating interest rate instruments	0.78	—	7	1,660	—	—	1,667
Fixed interest rate instruments	0.50	7,000	—	—	8,800	11,200	27,000
		$44,749	$7	$4,136	$13,627	$11,200	$73,719

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,397	$4,240	$1,691	$409	$9,737

December 31, 2021
	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$40,895	$—	$1,997	$5,336	$—	$48,228
Floating interest rate instruments	0.95	—	15	50	1,600	—	1,665
Fixed interest rate instruments	0.51	—	—	—	10,700	16,300	27,000
		$40,895	$15	$2,047	$17,636	$16,300	$76,893

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,228	$4,126	$1,808	$1,244	$10,406

The following table detailed the Company’s liquidity analysis for its derivative financial instruments.  The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2020
Gross settled
Forward exchange contracts
Inflows	$—	$635	$—	$—	$635
Outflows	—	631	—	—	631
	$—	$4	$—	$—	$4
December 31, 2021
Gross settled
Forward exchange contracts
Inflows	$—	$471	$—	$—	$471
Outflows	—	485	—	—	485
	$—	$(14)	$—	$—	$(14)

2)	Financing facilities
	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Facility of unsecured bank loan and commercial paper payable
Amount used	$7,068	$65
Amount unused	59,277	61,620
	$66,345	$61,685
Facility of secured bank loan facility
Amount used	$1,600	$1,600
Amount unused	20	—
	$1,620	$1,600

39.	FAIR VALUE INFORMATION

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

	December 31, 2020		December 31, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$19,980	$20,078	$26,977	$27,082

The fair value of bonds payable is measured using Level 2 inputs.  The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$2	$—	$2
Listed stocks	8	—	—	8
Non-listed stocks	—	—	677	677
	$8	$2	$677	$687
Hedging financial assets	$—	$2	$—	$2
Financial assets at FVOCI
Listed stocks	$2,754	$—	$—	$2,754
Non-listed stocks	—	—	4,439	4,439
	$2,754	$—	$4,439	$7,193
Financial liabilities at FVTPL
Derivatives	$—	$—	$—	$—

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$3	$—	$—	$3
Non-listed stocks	—	—	885	885
Limited partnership	—	—	24	24
	$3	$—	$909	$912
Financial assets at FVOCI
Listed stocks	$459	$—	$—	$459
Non-listed stocks	—	—	3,157	3,157
	$459	$—	$3,157	$3,616
Financial liabilities at FVTPL
Derivatives	$—	$6	$—	$6
Hedging financial liabilities	$—	$8	$—	$8

There were no transfers between Levels 1 and 2 for the years ended December 31, 2019, 2020 and 2021.

The reconciliations for financial assets measured at Level 3 were listed below:

2019

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2019	$517	$4,033	$4,550
Acquisition	300	—	300
Recognized in profit or loss under “Other gains and losses”	(39)	—	(39)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	676	676
Proceed from return of investments	—	(9)	(9)
Balance at December 31, 2019	$778	$4,700	$5,478
Unrealized loss in 2019	$(39)

2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2020	$778	$4,700	$5,478
Reclassified from investments accounted for using equity method	—	2	2
Recognized in profit or loss under “Other gains and losses”	(101)	—	(101)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(263)	(263)
Balance at December 31, 2020	$677	$4,439	$5,116
Unrealized loss in 2020	$(101)

2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2021	$677	$4,439	$5,116
Acquisition	25	81	106
Disposal	—	(5)	(5)
Reclassified to investments accounted for using equity method	—	(64)	(64)
Recognized in profit or loss under “Other gains and losses”	251	—	251
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(1,294)	(1,294)
Proceeds from return of capital due to capital reduction from investees	(44)	—	(44)
Balance at December 31, 2021	$909	$3,157	$4,066
Unrealized gain in 2021	$232

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.
2)

For derivatives, fair values are estimated using discounted cash flow model.  Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the ownership of these investees, or using assets approach.  The Company originally used the market approach to measure the fair value of its investment in Taipei Financial Center Corp.; however, as the stock market was impacted by COVID-19 pandemic, the multiples of the referenced companies were changed significantly.  With continuing impact of COVID-19 pandemic, the Company evaluated that the income approach, instead of the former market approach, would better reflect the future cash flows of Taipei Financial Center Corp.  Therefore, the Company changed its valuation technique to the income approach starting from the second quarter of 2021.  The significant unobservable inputs used were listed in the below table.  An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the weighted average cost of capital (“WACC”) would result in increases in the fair values.

	December 31
	2020	2021
Discount for lack of marketability	14.73%-20.00%	16.05%-20.00%
Noncontrolling interests discount	17.29%-25.00%	17.29%-25.00%
Growth rate of long-term revenue	—	0.19%
WACC	—	8.50%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase (decrease) as below table.

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Discount for lack of marketability
5% increase	$(320)	$(32)
5% decrease	$320	$32
Noncontrolling interests discount
5% increase	$(47)	$(19)
5% decrease	$47	$19
Long-term revenue growth rates
0.1% increase	$—	$25
0.1% decrease	$—	$(25)
WACC
1% increase	$—	$(288)
1% decrease	$—	$350

40.	RELATED PARTIES TRANSACTIONS

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

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate (Note 1)
Taiwan International Ports Logistics Corporation	Associate
International Integrated Systems, Inc.	Subsidiary (Note 2)
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate (Note 3)
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate (Note 4)
Imedtac Co., Ltd.	Associate (Note 4)
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family

(Continued)

Company	Relationship
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Divine Fine Foods & Wine Inc.	Chairman of Divine Fine Foods & Wine Inc. and SENAO’s chief executive officer are members of an immediate family (Note 5)
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Chunghwa Post Co., Ltd.	Government-related entity as Chunghwa Telecom

(Concluded)

Note 1: UUPON was previously an associate.  As the Company did not participate in the capital increase of UUPON in October 2020; therefore, the Company lost its significant influence over UUPON.  Since then, UUPON was no longer a related party of the Company.  Please refer to Note 15.

Note 2:  IISI was an associate and has become a subsidiary starting from July 1, 2020 (“acquisition date”).  Please refer to Note 14(c).  All transactions within the Company were eliminated upon consolidation since the acquisition date.

Note 3: ADT completed its liquidation in August 2021.  Please refer to Note 15.

Note 4: ATT and IME were previously treated as financial assets at FVOCI.  As the Company acquired seats in the Board of Directors of each company and has significant influence over ATT and IME in July and August 2021, respectively, these investments are reclassified as associates.  Please refer to Note 15.

Note 5: Divine Fine Foods & Wine Inc. replaced its responsible persons in October 2021. Since then, Divine Fine Foods & Wine Inc. is no longer a related party of the Company.

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note.  Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties.  When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements.  Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Associates	$274	$1,508	$499
Others	76	66	55
	$350	$1,574	$554

	Operating Costs and Expenses
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Associates	$964	$715	$853
Others	76	68	74
	$1,040	$783	$927

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
		(In Millions)
Associates	$41	$37	$38
Others	4	3	3
	$45	$40	$41

3)	Receivables

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Associates	$229	$35
Others	1	6
	$230	$41

4)	Contract liabilities-current

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Associates	$183	$—

5)	Payables

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Associates	$643	$386
Others	3	6
	$646	$392

6)	Customers’ deposits

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Associates	$5	$16

7)	Acquisition of property, plant and equipment

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Associates	$242	$375	$398

8)	Disposal of property, plant and equipment and investment properties to Chunghwa Post Co., Ltd.

	Proceeds
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Associates	$—	$—	$10
Others (Chunghwa Post Co., Ltd.)	—	386	—
	$—	$386	$10

	Gain on Disposal
	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Associates	$—	$—	$2
Others (Chunghwa Post Co., Ltd.)	—	310	—
	$—	$310	$2

9)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SGD$261 million), including a prepayment of $3,068 million at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation.  ST-2 satellite was launched in May 2011 and began its official operation in August 2011.  As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021.  The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,125 million from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of December 31, 2020 and 2021 were as follows:

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Lease liabilities - current	$182	$173
Lease liabilities - noncurrent	817	1,741
	$999	$1,914

The interest expense recognized for the aforementioned lease liabilities for the years ended December 31, 2019, 2020 and 2021 were $11 million, $9 million and $7 million, respectively.

c.	Compensation of key management personnel

The compensation of directors and other key management personnel for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
		(In Millions)
Short-term employee benefits	$263	$290	$321
Post-employment benefits	9	11	7
Share-based payment	—	—	2
	$272	$301	$330

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, custom duties of the imported materials and warranties of contract performance as well as the bank deposits for the restricted purpose in accordance with The Management, Utilization, and Taxation of Repatriated Offshore Funds Act in the ROC.

	December 31
	2020	2021
	NT$	NT$
	(In Millions)
Property, plant and equipment	$2,462	$2,432
Land held under development (included in inventories)	1,999	—
Restricted assets (included in other assets - others)	209	163
	$4,670	$2,595

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2021 were as follows:

a.	Acquisitions of land and buildings of $572 million.
b.	Acquisitions of telecommunications-related inventory and equipment of $21,630 million.
c.	Unused letters of credit amounting to $10 million.
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

f.

Chunghwa’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021.  The transaction amount is expected to be in the range from $1,626 million to $2,081 million; however, the actual amount will be determined according to the approval date of the related authority and mutual negotiations.

43.	SIGNIFICANT SUBSEQUENT EVENTS
a.

Chunghwa’s Board of Directors approved the issuance of unsecured domestic bonds in January 2022.  The total amount of the bonds will not exceed $10,000 million and the issuance period will not exceed 10 years.  The bonds could be issued at a one-time basis or separately.

b.	Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600 million in January 2022.
c.	Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022.

44.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 pandemic and determined that there were no significant impacts on the Company’s consolidated financial statements as of the date the consolidated financial statements were authorized for issue.  The Company will continue to monitor developments of the pandemic and assess the related impacts.
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

The accounting policies of the operating segments are the same as those described in Note 3.

a.	Segment revenues and operating results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2019
Revenues
From external customers	$65,728	$95,469	$30,091	$11,485	$4,747	$207,520
Intersegment revenues	16,065	1,564	3,951	2,079	4,914	28,573
Segment revenues	$81,793	$97,033	$34,042	$13,564	$9,661	236,093
Intersegment elimination						(28,573)
Consolidated revenues						$207,520
Segment income (loss) before income tax	$19,537	$11,250	$12,515	$799	$(2,234)	$41,867

Year ended December 31, 2020
Revenues
From external customers	$69,469	$90,230	$32,115	$8,695	$7,100	$207,609
Intersegment revenues	15,930	1,536	3,966	1,875	5,369	28,676
Segment revenues	$85,399	$91,766	$36,081	$10,570	$12,469	236,285
Intersegment elimination						(28,676)
Consolidated revenues						$207,609
Segment income (loss) before income tax	$22,504	$8,777	$13,120	$829	$(2,404)	$42,826

Year ended December 31, 2021
Revenues
From external customers	$64,780	$95,249	$33,082	$9,096	$8,271	$210,478
Intersegment revenues	17,430	1,588	3,869	2,009	6,260	31,156
Segment revenues	$82,210	$96,837	$36,951	$11,105	$14,531	241,634
Intersegment elimination						(31,156)
Consolidated revenues						$210,478
Segment income (loss) before income tax	$26,142	$6,362	$14,512	$1,165	$(2,114)	$46,067

b.	Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2019

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$459	$459
Interest income	$15	$9	$20	$41	$166	$251
Interest expenses	$5	$58	$1	$12	$28	$104
Operating costs and expenses	$56,269	$72,952	$13,850	$11,427	$12,249	$166,747
Depreciation and amortization	$14,842	$16,254	$2,914	$1,547	$792	$36,349
Capital expenditure	$12,071	$7,773	$1,425	$1,117	$1,780	$24,166
Impairment loss on property, plant and equipment	$—	$—	$—	$—	$93	$93
Reversal of impairment loss on investment properties	$57	$—	$—	$—	$—	$57
Impairment loss on intangible assets	$—	$9	$—	$—	$—	$9
Impairment loss on other assets	$13	$—	$13	$—	$18	$44

For the year ended December 31, 2020

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$244	$244
Interest income	$13	$5	$17	$22	$59	$116
Interest expenses	$6	$56	$1	$10	$133	$206
Operating costs and expenses	$59,371	$69,211	$15,241	$8,573	$14,447	$166,843
Depreciation and amortization	$14,250	$17,800	$2,669	$1,450	$969	$37,138
Capital expenditure	$11,483	$8,827	$1,397	$779	$1,025	$23,511
Gain (loss) on disposal of property, plant and equipment	$1,442	$(3)	$—	$—	$(11)	$1,428
Gain on disposal of investment properties	$151	$—	$—	$—	$—	$151
Reversal of impairment loss on investment properties	$27	$—	$—	$—	$—	$27
Impairment loss on intangible assets	$—	$9	$—	$—	$—	$9

For the year ended December 31, 2021

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$421	$421
Interest income	$7	$4	$13	$5	$66	$95
Interest expenses	$4	$48	$1	$8	$157	$218
Operating costs and expenses	$51,013	$74,973	$14,150	$8,409	$16,634	$165,179
Depreciation and amortization	$13,978	$20,313	$2,471	$1,417	$1,037	$39,216
Capital expenditure	$13,299	$16,809	$2,943	$445	$1,837	$35,333
Impairment loss on right-of-use assets	$—	$—	$—	$420	$—	$420
Reversal of impairment loss on investment properties	$83	$—	$—	$—	$—	$83
Impairment loss on intangible assets	$—	$29	$—	$—	$—	$29
c.	Main products and service revenues

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Mobile services revenue	$58,703	$56,724	$58,048
Sales of products	41,593	39,391	42,907
Local telephone and domestic long distance telephone services revenue	27,929	26,475	25,704
Broadband access and domestic leased line services revenue	22,116	22,420	23,012
Data communications internet services revenue	21,003	21,447	22,281
International network and leased line services revenue	7,066	3,884	4,367
Others	29,110	37,268	34,159
	$207,520	$207,609	$210,478
d.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC.  The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services.  The geographic information for revenues was as follows:

	Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$197,895	$200,881	$204,473
Overseas	9,625	6,728	6,005
	$207,520	$207,609	$210,478

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, and Thailand and except for $3,746 million and $3,234 million as of December 31, 2020 and 2021, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.	Major customers

As of December 31, 2019, 2020 and 2021, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.