Form 20-F
period 2022-12-31
CHUNGHWA TELECOM CO LTD
filed 2023-04-17
CIK 1132924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
21-3 Xinyi Road, Section 1, Taipei, Taiwan 10048, Republic of China
(Address of principal executive offices)
Cho-Fen (Angela) Tsai
21-3 Xinyi Road, Section 1, Taipei 10048,
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.) 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

FISCAL YEAR ENDED DECEMBER 31, 2022

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

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars. For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2022 have been translated into U.S. dollar amounts using US$1.00=NT$30.73, set forth in the statistical release of the Federal Reserve Board on December 30, 2022. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 6, 2023, the exchange rate was NT$30.54 to US$1.00.

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

As a telecommunications service provider in Taiwan, we are subject to extensive regulation. According to the ROC Telecommunications Management Act, or the TMA, telecommunications enterprises shall register themselves with the NCC and become subject to the TMA. We applied for registration on July 31, 2020, and received approval from the NCC on September 30, 2020. Since then, we have become subject to the TMA. Furthermore, as we have been designated by the NCC as a dominant Type I service provider of fixed communications under the Telecommunications Act before the TMA became effective, we will remain under NCC’s supervision in accordance with the Telecommunications Act and the relevant implementation measures until the NCC adopts special implementation measures based on the TMA. See “Item 4. Information on the Company—B. Business Overview—Regulation” for more information on the regulatory environment.

In particular, future decreases in tariff rates could immediately and substantially decrease our revenues. As a dominant Type I service provider under the Telecommunications Act, we are constrained in our ability to raise prices. On March 5, 2020, the NCC announced a tariff reduction in local and long-distance network business effective from April 1, 2020 to March 31, 2024, which applies to us, being one of the dominant Type I service providers in local network business and long-distance network business. See “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

In addition, the relevant authority might require us to reduce tariffs on services through other regulatory measures or administrative planning. For example, the NCC issued a notice for the promulgation of the “Upper Limit on Access Charge for Mobile Broadband Operators” on December 14, 2020, which applies to all mobile broadband operators and is effective from January 1, 2021 to June 30, 2023. The upper limit of mobile interconnection fees decreased from NT$0.525 per minute in 2021 to NT$0.482 per minute in 2022 and is expected to further decrease to NT$0.443 per minute by June 30, 2023. The decrease of the upper limit on mobile access charges for the period between 2021 and 2023 will reduce not only the revenue but also the cost of the mobile access charge of the Company, and will possibly affect the market price of mobile business.

On September 26, 2018, the NCC approved our fixed communications network interconnection fees. The interconnection fees for local and domestic long-distance telephones remained the same, while the interconnection fees from the mobile network to the local telephone decreased, and such tariff was effective from January 1, 2019 to December 31, 2022. On December 7, 2022, the NCC approved our new fixed communications network interconnection fees. The interconnection fees between domestic long-distance and local telephones and between local telephones remained the same, while the interconnection fees payable by mobile network enterprises to fixed network enterprises between mobile network and fixed network decreased. The new tariff will be effective for the period between January 1, 2023 and December 31, 2026. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” The regulatory framework within which we operate may limit our flexibility to respond to market conditions, competition or changes.

On April 15, 2022, the NCC announced that two retail service markets (i.e., the fixed-line voice market and the fixed-line broadband market) and three wholesale service markets (i.e., the fixed-line wholesale market, fixed-line voice access market and the mobile voice access market) are designated as specific telecommunications service markets subject to special control measures from the competent authorities. On December 26, 2022, the NCC published the “Determination of the Telecommunications Enterprise(s) with Significant Market Power and the Special Control Measures Levied Thereon” (hereinafter the “Document”) and held a public hearing on February 9, 2023. All the existing telecommunications enterprises (including us) are expected to be determined as having significant market power in the fixed-line voice access market and the mobile voice access market, and only we are expected to be determined as having significant market power in the two retail service markets and the fixed-line wholesale market, according to the Document. The Document also states that different special control measures will be levied on the telecommunications enterprises with significant market power in different markets, including fee control, accounting separation, information transparency and non-discrimination treatment. We understand that the NCC intends to continue the determination of “Dominant Market Player” under the Telecommunications Act and adopt appropriate control measures. We submitted a written opinion to the NCC and attended the public hearing and tried to persuade the NCC to remove unnecessary ex-ante regulations.

Furthermore, in August 2022, the Ministry of Digital Affairs was launched to partly take over the administrative authorities formerly held by the NCC, the Ministry of Transportation and Communications and the Executive Yuan, respectively, including (1) telecommunications popularization, telecommunication enterprises cybersecurity management, number portability and equal accessibility, critical telecommunications infrastructure, radio frequencies allocation, as well as management of telecommunications numbers, websites and domain names, formerly held by the NCC; (2) comprehensive communications resources allocation and telecommunication industry counseling and incentives, formerly held by the Ministry of Transportation and Communications; and (3) the cybersecurity management, formerly held by the Executive Yuan. We are closely monitoring these regulatory changes and related policy development and we cannot assure you that these changes and development will not affect our business.

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

Information on the Company—B. Business Overview—Regulation” for a discussion of the FTA applicable to us. We have been investigated and penalized by the FTC in the past and may continue to be investigated or penalized by the FTC if we fail to comply with the relevant regulations. As the FTA provides the FTC broad discretion to interpret cartel or other anti-competition actions and enforce the relevant clauses under the FTA and FTC might take a different view of our existing business operation in the wake of advancement of global regulatory trend, we are unable to predict whether or when the FTC would initiate investigations on any of our daily business activities or find us liable for violating the FTA in the future. The investigations of any penalties imposed by the FTC could interrupt our provision of products or services and have a negative impact on our reputation, business operations and results of operations.

If we do not or are unable to obtain and maintain necessary approvals to operate our business, our business prospects and future results of operations would be adversely affected.

We operate our businesses with approvals (including licenses) granted by the government and we have obtained necessary approvals to provide our services. If these approvals are revoked or suspended or are not renewed, or if we are unable to obtain any necessary approvals that we may need to operate or expand our business in the manner we desire, then our financial condition and results of operations, as well as our prospects, will suffer and we may lose our customers and market share and become less profitable.

If we are unable to successfully acquire and maintain the rights to use the frequency spectrums or other approvals that we may need for our future business operations, our business prospects and future results of operations may be materially and adversely affected.

Market competition may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs, spend more on marketing or lose market share.

The competitive landscape of the telecommunications industry in Taiwan is constantly changing. As of the date of this annual report, there are five mobile network operators in Taiwan providing mobile broadband services, including us, and the degree of concentration of the telecommunication industry in Taiwan has been increasing in recent years.

Moreover, our competitors are seeking to enhance their competitiveness through mergers and acquisitions. Telecommunications service providers are developing alliances and consolidations to achieve economies of scale, resulting in the increasing concentration level of the Taiwan telecommunications market. The increased market concentration could adversely affect our competitive position.

We compete mainly by our leading 5G service and the design of effective tariffs. In 2022, the strategy of our mobile business was to focus on promoting the highest quality of 5G service to our customers. More customers upgrading to 5G plans will increase the possibility of raising our mobile services revenue. However, mobile network operators might offer aggressive promotional programs to attract consumers, such as unlimited low-priced data plans. We cannot assure you that we will be able to constantly raise our revenues from mobile broadband services in light of the current market landscape, which still could have a material adverse effect on our business prospects and our future results of operations.

Cable operators mainly promote high-speed internet access and TV converging solutions, and the bundled price is about 10% to 20% off ours. Furthermore, they offer low-price promotions of about 40% to 60% off ours for competitors’ users and expand sales channels through cross-industry alliances, such as kbro Co., Ltd., or kbro, in alliance with momo.com Inc., and China Network System Co., Ltd., or CNS, in alliance with Far EasTone Group. Competitors may also roll out aggressive marketing plans such as bundling broadband internet and 4G/5G mobile services to stir the market. Although we have rolled out new high-speed (300 Mbps to 1 Gbps) promotion package of mobile service, broadband service and Wi-Fi bundled plans, we still face intensified low-price competition for our broadband access and IPTV services. If we are unable to compete successfully with the cable operators for broadband access and MOD services, our results of operations could be impacted.

As mobile data access speeds have increased as technologies advanced, many of our customers have replaced fixed broadband services with high-speed mobile broadband services, especially those who used lower-speed fixed broadband services. Any of these developments could adversely affect our business, financial condition and results of operations.

As an internet service provider, we may not be able to protect our customers and their information from cyberattacks, nor protect our services or those of our partners with whom we share our confidential information from disruptions due to cybersecurity breaches.

Driven by emerging technologies (including AI, IoT and cloud services), cyber security threats have evolved into multi-faceted mixed attacks. Any cybersecurity incident or privacy leakage will damage customers’ rights and cause us penalties and financial losses. In addition, malware attacks, which are often imbedded into supply chain software, have become more frequent and diverse, and would adversely impact business services or privacy leakage.

The Cyber Security Management Act came into force on January 1, 2019. According to the Act, a critical infrastructure provider shall satisfy the requirements of the cybersecurity responsibility level, to amend and implement the cybersecurity maintenance plan. The “Administration Regulations of Cyber Security on Telecommunications Business,” promulgated pursuant to the “Telecommunications Management Act,” was enforced on July 1, 2020. According to the Regulations, telecommunications enterprises shall establish a cybersecurity maintenance plan and implement it accordingly. If we fail to comply with such requirements, we may be subject to administrative penalties. We may suffer negative consequences, such as remedial costs, increased cybersecurity protection costs, lost revenues, litigation and reputational damage due to cyberattacks. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.”

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are constantly evaluating new growth opportunities in the broader telecommunications industry. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable rate of return. In addition, we may not be able to successfully develop new technologies to effectively, competitively and economically deliver these services. In the 5G era, there could be more services beyond that of standard operators by delivering services via a B2B2X model, which is substantially dependent on the availability of applications and devices that third-party developers are developing. If we are unable to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected. In addition, we may need to cooperate with certain third parties to deliver these new services. To the extent that these third parties fail to perform their obligations or that we fail to thoroughly verify their qualifications and credentials, our ability to deliver these services or our financial condition and results of operations may be materially and adversely affected.

Our ability to deliver services may be disrupted due to systems failures, network shutdowns, earthquakes or other natural disasters.

Our ability to deliver services could be disrupted by systems failures, network shutdowns or other unanticipated problems at our facilities. For example, our submarine cables might be broken due to removals of sand and gravel by certain sand pumper dredgers, which would cause suspensions of our fixed line services, MOD, broadband access and mobile services.

Taiwan is also susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters, including the effects of climate changes (such as drought, floods and increased storm severity), or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. In 2022, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$0.4 million (US$0.01 million). Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

Our long-term international bandwidth supply may be disrupted by unexpected delays for new international submarine cables.

The complicated permitting processes have caused unexpected delays on operational and construction permits. In particular, the construction of our new submarine cable, SJC2, which connects various countries in the Asia Pacific region, has been delayed unexpectedly. The target service commencement date was pushed back to the end of 2023, which is more than two years later than the original plan.

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

Changes in technology may render our current technologies obsolete or require us to obtain approvals for introducing new services or make substantial capital investments, financing or successfully manage our liquidity and cash flows.

The telecommunications industry in Taiwan has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we need to constantly upgrade our telecommunications technologies and services to respond to competitive industry conditions and customer requirements, rendering some less advanced technologies obsolete. The cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future to effectively respond to technological changes to meet the increasingly robust high-bandwidth requirements of digital convergence services. After we obtained 5G mobile broadband services spectrum, we started to construct our 5G mobile broadband network. To the extent these expenditures exceed our cash resources, we have already sought additional debt or equity financing. Our ability to obtain additional financing will also depend on a number of factors. These factors include, but are not limited to, our financial condition, results of operations, financing cost, telecommunications industry conditions, financial market conditions, and relevant government and other regulatory approvals. Furthermore, failure to comply with covenants in our debt documents or repay debts when due may negatively affect our credit ratings, which will cause our financing costs to increase and weaken our fundraising capabilities, further affecting our liquidity position and financial condition.

On May 6, 2020, our board of directors authorized the issuance of domestic unsecured corporate bonds with an aggregate principal amount of NT$30.0 billion, which could be issued at once or separately within one year after the date. As of December 31, 2021, we had issued unsecured corporate bonds totaling NT$27.0 billion. The net proceeds were used primarily for corporate development. On January 25, 2022, our board of directors authorized the issuance of domestic unsecured corporate bonds with an aggregate principal amount of NT$10.0 billion (US$0.3 billion), which could be issued at once or separately within one year. In March 2022, we issued our unsecured sustainability-linked bond totaling NT$3.5 billion (US$0.1 billion). The net proceeds were used primarily for environmental sustainability and social development. Any inability to obtain the funding for our capital expenditures on commercially acceptable terms could jeopardize our expansion plans and materially and adversely affect our business prospects and future results of operations.

We may not realize the benefits we expect from our investments, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We have made significant capital investments in our network infrastructure and information technology systems. To continue developing our business and offer new and more sophisticated services, we intend to continue making substantial capital expenditures in different areas and new technologies to further develop our range of services and products. However, commercial acceptance by customers of the new and more sophisticated services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt these services to effectively and economically meet our customers’ demands, thus impairing the expected return from our investments.

We cannot assure you that services enabled by the new technologies we are implementing, such as Artificial Intelligence (AI), Multi-access Edge Computing (MEC), Open Radio Access Network (O-RAN) and Innovative Optical and Wireless Network (IOWN), will be accepted by customers to the extent required to generate an acceptable rate of return. In addition, we could face the risk of unforeseen complications in deploying these new services and technologies, and we cannot assure you that we will not exceed our estimate of the necessary capital expenditure to offer such services. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost-effective.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized an impairment loss for investment properties, property, plant and equipment, as well as intangible assets in the past. In 2022, we concluded that the recoverable amount representing the fair value less costs to sell of investment properties was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$107.0 million (US$3.5 million) for investment properties and the amount was recognized only to the extent of impairment losses that had been recognized in prior years. Also, in 2022 our subsidiary, Senao International Co., Ltd., or SENAO, evaluated the license agreement and the right of trademark that arose in the acquisition of Youth Co., Ltd. and its subsidiaries, or Youth, and concluded that the recoverable amount of the license agreement and the right of trademark was lower than the carrying value and recognized an impairment loss on intangible assets of NT$9.0 million (US$0.3 million).

Furthermore, we cannot assure you that we will be able to maintain control of and consolidate the results of operations of our minority-owned subsidiaries. For example, we consolidated the results of operations of SENAO because we have remained in control over SENAO’s relevant activities and the governance of the entity. Please refer to Note 3 and Note 14 to our consolidated financial statements included in this annual report for details. We might be unable to maintain control over SENAO’s relevant activities, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

We may also make equity investments in companies from time to time, but we cannot assure you of their profitability and whether any losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. For example, we invested NT$4.19 billion in Next Commercial Bank Co., Ltd., or NCB, in 2020. Although NCB launched its services on March 29, 2022 and serves as a pivotal strategic investment for our company’s fintech strategy, it has yet to generate profits.

Our largest stockholder may take actions that conflict with our public stockholders’ best interests.

As of December 31, 2022, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

Any outbreak of contagious diseases, such as COVID-19, influenza, Zika virus, dengue fever or Ebola virus, may disrupt our ability to adequately staff our business and disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to implement a work-from-home policy or quarantine such employees and the affected areas of our premises; as a result, we may have to temporarily suspend part or all of our operations. For example, we implemented a work-from-home policy during the COVID-19 pandemic to protect our employees and transitioned our employees to work remotely.

Due to the ongoing impact of the COVID-19 pandemic, we have also been affected by global supply chain disruption, which led to substantial increases in the costs of our supply chain to import our equipment. Therefore, we have been taking, and plan to continue to take, various actions to allow us to navigate through the global supply chain disruption. These actions include, but are not limited to, obtaining new third-party vendors for shipping containers, postponing or cancelling some or all of our product launches, reducing fixed costs and increasing our inventory. In addition, the pandemic affects the global production capacity and the mobile supply chain, potentially leading customers to extend the replacement cycle. Therefore, our revenues generated from mobile handset sales and mobile services may not achieve our original expectations. As for emerging services, lockdowns due to the pandemic might lead to difficulty in mobility, lacking labor, project delays or canceled orders. Any outbreak may also restrict the level of economic activity in affected regions, including Taiwan, which may adversely affect our business and prospects. As a result, we cannot assure you that any outbreak of contagious diseases would not have a material adverse effect on our financial condition and results of operations.

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

In accordance with the articles of association of Chunghwa Telecom Workers’ Union, except for the chief manager of each department, most of our employees are members of our principal labor union, the Chunghwa Telecom Workers’ Union. Since our incorporation in 1996, we have experienced disputes with our labor unions on issues such as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. Despite having taken measures to improve relations, increase cooperation and ensure mutual benefit with our labor unions, such as increasing channels of communications by holding periodic labor resource review meetings and guaranteeing our labor unions a seat on our board of directors, we cannot assure you that we will be able to maintain a good relationship with our labor unions. Any deterioration in our relationship with our labor unions could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation.

Our business and operation may be adversely impacted if we fail to achieve and maintain effective internal control or if our independent registered public accountants are unable to attest to or express an unqualified opinion on the effectiveness of our internal controls over financial reporting.

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2022. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

We are also required to comply with various R.O.C. and U.S. laws and regulations on internal controls, but our internal controls, including policies and procedures, may not prevent or detect misstatements or misconduct because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, fraud or corruption.

While the management report included in this annual report concluded that our internal control over financial reporting was effective, we cannot assure you that our management will be able to conclude that our internal control over financial reporting will be effective in future years, and that our internal controls can prevent fraud and corruption. If in future years we fail to maintain effective internal controls in accordance with the Sarbanes-Oxley Act or other applicable laws, or if we are found not to be in compliance with applicable laws, we could face investigations or other enforcement actions, be subject to criminal, administrative, and civil penalties and other remedial measures, suffer a loss of investor confidence in the reliability of our consolidated financial statements, which in turn could negatively impact the trading price of our ADSs, and could result in lawsuits being filed against us by our stockholders, lead to adverse impact on our business, or otherwise harm our reputation.

Any decline in the Taiwan economy, downturn in the global ICT and technology industry, geopolitical uncertainty or slowdown in global economic growth may materially and adversely affect our financial condition, results of operations and prospects.

Our business depends on economic growth, and we conduct most of our operations and generate most of our revenues in Taiwan. We cannot assure you that the economic conditions in Taiwan will continue to improve in the future, and any uncertainty or further deterioration in Taiwan’s economic conditions could have a material adverse effect on our financial condition and results of operations. In addition, Taiwan’s economy is highly dependent on the global technology industry. Although we have adopted a variety of measures to mitigate risks associated with the global ICT and technology industry, any downturn in the global ICT and technology industry, including but not limited to, global supply chain disruption, interest rate fluctuation, inflation or deflation and changes in economic, fiscal and monetary policies in major economies, exchange rate fluctuation and risk of recession may have a material adverse effect on Taiwan’s economy, which in turn could adversely affect the demand for our products and services.

There have also been concerns over the tension, armed conflicts, wars, civil unrest and geopolitical uncertainty in various regions, such as Russia, Ukraine, the Middle East, Asia Pacific (particularly Taiwan, Hong Kong, the South China Sea, and North Korea) and the Central Asia region, which has resulted or could result in higher volatility on oil prices and capital markets and in increasing costs of cybersecurity and network maintenance. The economic slowdown in Mainland China and the U.S. could also have a material adverse effect on economies around the world. In particular, there have been increasing concerns over the global economic slowdown, disputes between the U.S. and Mainland China and global climate change issues, all of which could cause turbulence in the international and Taiwan’s financial markets and the global technology industries. Although we conduct most of our operations and generate most of our revenues in Taiwan, any slowdown in global economic growth may materially and adversely affect our financial condition, results of operations and prospects.

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

Our operation requires a continual supply of utilities such as electricity and water. Interruptions of electricity or water supply could result in temporary shutdowns of our operation. We may from time to time suffer power outages or surges in Taiwan caused by difficulties encountered by the public utility or other power consumers on the same power grid. Some of these have resulted in interruptions to our operations. Any major suspension, shortage or termination of electricity supply could significantly harm our business, results of operations and financial condition. If we are unable to secure reliable and uninterrupted supply of electricity in Taiwan, our services may be interrupted. Furthermore, we may suffer from a shortage of water in Taiwan, and we may need to incur additional costs and expenses to respond to such shortages in order to maintain our operations and services. Such incremental costs may affect our profitability and results of operations.

Our success depends on our ability to attract and retain quality personnel.

In response to the rapidly evolving industry in which we operate, we need to continuously attract and retain skilled technical personnel, and we also depend on the continued service of our executive officers. Our business could suffer if we fail to attract qualified personnel or adequately replace them, and thus lose the services of any of these personnel. In particular, we could not afford the loss of any of our talents since attracting qualified talents is increasingly difficult. Moreover, any expansion by industry players may intensify the competition for qualified and experienced personnel in the Taiwan telecommunications industry. All the major three telecom operators in Taiwan, including us, are expanding the Information and Communication Technology, or ICT, business and may increase the number of their employees as part of this expansion. In addition to telecom operators, some computer design companies and manufacturers are also expanding their business into this area and have been recruiting information technology-related employees as well. We cannot assure you that we will be able to successfully attract and retain new information technology-related employees. We may also need to increase employee compensation levels to attract and retain personnel, which in turn could result in an increase in our operating costs. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the tense relationship between the ROC and the People’s Republic of China, which could adversely affect our financial condition and results of operations.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan, which are outside of our control. Taiwan has a unique international political status. Since 1949, Taiwan and Mainland China have been separately governed. The People’s Republic of China, or PRC, claims that PRC is the sole legitimate government in China, and Taiwan is a part of China.

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

Stockholders may have more difficulty protecting their interests under the laws of the ROC than they would under the laws of the U.S.

Our corporate affairs are governed by our Articles of Incorporation, the Telecommunications Act, and, starting from September 30, 2020, the TMA, and by the laws governing corporations incorporated in the ROC. See “—Extensive regulation of our industry may limit our flexibility to respond to market conditions and competition, and our business and revenue may suffer.” The rights of stockholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the U.S. For example, controlling or major stockholders of Taiwan companies do not owe fiduciary duties to minority stockholders. As a result, holders of our common shares and ADSs may have more difficulties protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public stockholders of a United States corporation.

Our actual financial results may differ materially from our published guidance.

Starting in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with the Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate the projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase overtime. Although our revenue, operating income, net income and EPS exceeded our expectations in 2022, our financial results will depend on future developments, which are highly uncertain and cannot be predicted.

Our results of operations and financial condition under Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2022 that are expected to be declared at our 2023 annual general stockholders’ meeting are calculated based on Taiwan IFRSs.

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

Our common shares are traded on the Taiwan Stock Exchange, or the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the U.S. and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In 2022, the TWSE Index reached a low of

12,666.12 on October 25, 2022, and peaked at 18,526.35 on January 4, 2022. On April 6, 2023, the TWSE Index closed at 15,810.77. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

According to the TMA, which was effective from July 1, 2020 (excluding certain articles regarding frequency allocation that was set effective from November 1, 2020), the total amount of our shares directly held by foreigners shall not exceed 49%, and the total amount of our shares directly and indirectly held by foreigners shall not exceed 60%. As of April 6, 2023, foreign direct holdings of our outstanding share capital is at 17.07%. If we fail to comply with the applicable foreign ownership limitations, the network establishment approval granted to us may be abolished. We cannot predict the manner in which the NCC will exercise its authority over us in the case of a violation, or whether the NCC will lower the foreign ownership cap at any time.

If we are deemed to be in violation of our foreign ownership limitations, any consequences arising from such violation may materially and adversely affect us. Moreover, since we are unable to control ownership of our common shares or ADSs representing our common shares, and we have no ability to stop transfers among stockholders, or force particular stockholders to sell their shares, we may be subject to monetary fines, or the network establishment approval granted to us may be abolished, even if there is no fault of our own. In that event, our business could be disrupted, our reputation could be damaged and the market price of our ADSs and common shares could decline. These limitations may also materially and adversely affect our ability to obtain adequate financing to fund our future capital requirements or to obtain strategic partners, and alternate forms of financing may not be available on terms favorable to us, or at all.

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

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of our common shares, you may convert them into NT dollars subscription payments for rights offerings. The depositary may be required to obtain foreign exchange approval from the Central Bank of the ROC (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of the ROC (Taiwan) will grant approval as a routine matter, required approvals may not be obtained in a timely manner, or at all.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications, which was the predecessor of the NCC. The common shares of the Company have been listed on the TWSE under the trading code “2412” since October 2000 and its ADSs have been listed on the NYSE under the symbol “CHT” since July 2003. We were privatized as a result of a secondary ADS offering and concurrent domestic auction of our common shares on August 12, 2005, as the ownership by the government of the ROC was reduced to less than 50%. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Xinyi Road, Section 1, Taipei 10048, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is at: https://www.cht.com.tw. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report. Our agent for service of process in any suit or proceeding arising out of or relating to our shares, ADSs, American depositary receipt, or ADR, and deposit agreement in the U.S. is CT Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include: mobile services, fixed-line services, ICT business, sales and other services.

We accomplished our strategic transformation in 2022 and started to operate under the new customer-centric structure to enhance our performance. In particular, our Consumer Business Group strategically focuses on individual- and home-centric businesses to provide better customer experiences. Our Enterprise Business Group consolidates and streamlines our enterprise business-related services to create synergy and enhance our integrated ICT services. Our International Business Group focuses on serving our international customers and expanding our overseas business.

We enjoy leading positions across a number of areas in terms of both revenues and customers. We are Taiwan’s largest fixed communications service provider as well as Taiwan’s largest mobile communications service provider. We are also Taiwan’s largest broadband access and internet service provider. As for the IPTV service, our MOD service is the largest video platform in Taiwan in terms of the number of customers. In 2022, our revenues were NT$216.7 billion (US$7.1 billion), our consolidated net income was NT$37.9 billion (US$1.2 billion) and our basic earnings per share was NT$4.69 (US$0.15).

In 2022, we made capital expenditures totaling NT$31.5 billion (US$1.0 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

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

We are the largest telecommunications service provider in Taiwan with a leading position in fixed communications services, mobile communications services, internet services, and video services. We are also a major ICT service provider in areas such as cybersecurity, cloud, AIoT, IDC and big data analysis.

Broad range of communications products and services. We are confident with our ability to provide an attractive and comprehensive range of both telecommunications services and ICT total solutions to our business and residential customers. In addition, we are able to offer innovative and customized ICT services and competitive tariff packages to deliver customer-centric services.

Broad network coverage. In order to provide higher bandwidth services for our customers, we have been constructing our fiber to the x, or FTTx, network since 2003. We have successfully migrated many of our customers to higher-speed FTTx service. As of December 31, 2022, network coverage of FTTx with speeds of 1 Gbps and higher was approximately 91.4%. In addition, our 4G/5G mobile communications networks provide nationwide coverage. Our large mobile spectrum allocation, together with our extensive network coverage, positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential areas and public areas where subscriber density and usage are high, such as urban areas, airports and convenience stores. We aim to provide seamless broadband connections to better serve our customers. To facilitate working-from-home arrangements during the outbreak of the COVID-19 pandemic, we launched fiber optic internet service with speeds up to 2 gigabits per second on both downloading and uploading in 2021.

Brand awareness, distribution channels and customer service. Our brand, “Chunghwa Telecom,” has a reputation for quality, reliability and sustainability. We serve our large customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution.” Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. We eagerly enhance user experience at different channels. We integrate our online store and offline channels, with our big data capability, to accelerate the development of our Online-to-Offline business. To enhance customers’ online experience, we provide customized online purchase processes by leveraging our capability to analyze big data, and accurately analyze customer preferences and behaviors, and target different customer groups for implementing accurate marketing initiatives to improve sales success rates and reduce marketing costs. Customers can apply for various services online through websites or apps, and make queries with us in real time. We have also built logistic systems to deliver mobile handsets and smart home appliances to our customers. In addition, customers can also order online and enjoy quality services at designated offline stores to save waiting time.

In 2022, we obtained several domestic and international awards which recognized our service quality, ESG practices and network achievement. We obtained The Asset ESG Corporate Jade Award from The Asset. In addition, we were recognized by Speedtest as the triple crown for Fastest 5G network, Best Mobile Coverage, and Best Mobile/5G network from 2021 to 2022, and were recognized as the Fastest Mobile/Fastest 5G network in Taiwan by Opensignal. We were awarded the Taiwan Telecommunication Services Company of the Year and Taiwan 5G Services Customer Value Leadership Award in 2022 by Frost & Sullivan. We were ranked fourth among all the listed international telecommunications service providers and were the first among the only two Taiwanese companies that won Forbes World’s Top Female Friendly Companies in 2022. Furthermore, we won the 2022 Asia Communication Awards’ Smart Places Project of the Year for 5G Intelligent ports as the only Taiwanese telecommunications service provider awarded among all categories.

Operational expertise. Our management and employees have extensive operating experience and technical knowledge for the future growth of emerging businesses. We also believe we will continue to attract and retain high-quality information technology talents.

We have the capital resources and technology to retain our leading position.

Strong capital structure. We believe we have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital-intensive and growing businesses. We started to construct our 5G base stations in the first half of 2020 and continue to enhance our existing 4G/5G mobile broadband networks, our expansion of FTTx broadband access services, IP-based MOD/Hami Video services, fixed-line/mobile VAS, ICT-related services and service platforms. We also deploy Narrowband-IoT and LTE Cat-M1 networks for IoT applications. Our strategy is to invest in or acquire emerging growth companies to further expand our business to retain our leading position in the future, such as cyber security, IDC/cloud and AIoT strategic businesses. We will continue to construct facilities of data center and cloud services and will cooperate with international public cloud service providers, including Google Cloud Platform, or GCP, Amazon Web Service, or AWS, and Microsoft Azure, to deliver hybrid cloud solutions to enterprise customers in order to be a competitive IDC and multi-cloud service provider in Taiwan. In addition, we will continue to construct new submarine cables linking the U.S. and Asia-Pacific region, as well as expand the bandwidth of outbound connections and enhance network strength to attract more OTT services providers to increase their investments in Taiwan.

Advanced network technology. By the end of 2022, more than 91% of households in Taiwan can enjoy ultra-fast connectivity with our FTTH network. We will still expand FTTH network coverage of households in 2023, based on the requirement of ultra-fast connectivity service in Taiwan. In 2022, we also continued to enhance our 4G/5G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market. We have developed MEC technology and successfully launched it to the market, enabling us to maintain a market-leading position in the 5G private network.

Research and development expertise. In 2022, our research and development expenses accounted for 1.7% of our revenues. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses” for descriptions about areas of our research and development. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

Our business strategy is to incorporate ESG sustainable development into our operations, and promote 5G intelligent applications and innovative transformation to create a new revenue growth curve for us. Our key strategic objectives are to maintain our position as a leading integrated telecommunications service provider in Taiwan and to enhance overall performance by leveraging our strong sales forces and research capacity.

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

Broadband services: We have strived to maintain our broadband market share and enjoy the increase of average revenue per user, or ARPU, for our FTTx internet services. We believe customer demands owing to digital transformation will continue and we will grasp those opportunities in the new normal. We expect to continue to offer various incentives for our FTTx customers to upgrade from 300 Mbps to 1 Gbps or even higher-speed FTTH services in 2023. We are continuing to build our FTTH infrastructure, and we believe these efforts will help us maintain our competitive advantage for broadband services. A high-quality broadband network is also essential for our high-definition MOD services.

By offering 4K high-quality videos, self-selected channel mechanisms, multi-screen options on MOD and 5G service on Hami Video, we provide the most attractive and user-centric entertainment experience in our customers’ daily lives. We also expect to further expand our content and application to serve more customers in this competitive industry by enhancing the partnership with our key content providers. As 4K high-definition streaming requires high network resources, we will leverage our advantages on robust cloud service infrastructure to deliver better performance and cost efficiency.

Mobile Communications: We successfully launched 5G services in Taiwan on June 30, 2020. Our strategy for mobile services includes the following initiatives:

•
enhancing 5G penetration rates by accelerating 5G network construction;
•
improving 4G/5G mobile broadband network quality to increase ARPU;
•
reallocating resources to guide mobile subscriptions toward high-end plans;
•
maintaining ample Wi-Fi hotspots to offer more wireless internet access service and to offload data traffic from our mobile networks; we had offered approximately 31.6 thousand Wi-Fi hotspots by the end of 2022; and
•
leveraging our 5G, LTE Cat-M1, Narrowband IoT and technology capabilities to cooperate with potential partners to explore opportunities for future 5G IoT business development.

Internet services: Our strategy for internet services is to continue to build on the success of our HiNet internet services and enhance our internet application VAS, such as Security Operation Center, or SOC, IDC and cloud services. In 2023, we will continue to promote our IDC, cloud (including Google Cloud Platform, Amazon Web Service, or AWS, and Microsoft Azure) and cybersecurity services to help our business customers decrease management costs; we will also launch new services related to AI, big data, blockchain and Smart Health.

Emerging services: We continue to leverage our core telecommunication infrastructure and services to expand ICT services. Our goal is to become the Leading Provider of Smart Life and the Enabler of Digital Economy, and expand international business. In order to drive the development of various emerging ICT services, we provide high-quality platforms, cooperate with strategic partners to build an industrial ecosystem, and combine with strategic investment, mergers and acquisitions. With the strength and reliability of our technologies and services, we believe that we have the competitive advantages to continue expanding our ICT services in the future. Furthermore, we have invested in an internet-only bank, NCB, with banking, insurance and retail partners. NCB launched its services on March 29, 2022.

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

Improve operational and cost efficiency

We continue to focus on cost control and improve our operational and cost efficiency by migrating to more advanced networks and continuously enhancing our business operations through our business support system, operations support system and management support system. The important tasks implemented in recent years are as follows:

•
digital-oriented capabilities: constructing agile development and smart services by leveraging our AI and big data capability to increase the ratio of transactions on digital channels in optimizing user experience and to transform our workflow;
•
optimizing system service efficiency in supporting business operations: migrating information systems into the cloud, sharing information technology resources; and
•
expanding usage of information resources: building up a centralized, digitalized and specialized procurement process to enhance cost efficiency.

Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. We will continue to leverage our core telecommunication infrastructure and services to expand the ICT business, including 5G services, IDC services, PSTN migration, international submarine cable services, cloud services, total enterprise solutions and government projects.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in growth areas, such as ICT services, through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. We have formed and will continue to pursue alliances with content providers, video service platform providers, customer premises equipment providers, internet portal operators and ICT solutions partners to diversify our business operations and enhance our service offerings. We cooperated with Microsoft to create AIoT Smart Ecosystem. In March 2022, we collaborated with NCB to look for new business opportunities in the fintech industry. In May 2022, we partnered with Qualcomm to set up the “5G mmWave 4K Cloud Gaming Application Testing” to deliver highly immersive experiences to the targeted audience. In August 2022, we worked together with Cisco to launch a new cloud guardian solution subscription-based IT solution to build high-quality enterprise networks. In September 2022, we cooperated with AWS to accelerate the innovation and development of 5G AIoT in the Cloud. In March 2023, we cooperated with Nokia and Ericsson to deepen our 5G strategic collaboration in relation to the next stage of “Beyond 5G” evolution and create a green network with high efficiency and low energy consumption.

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

We invested in NCB in January 2020 and obtained 41.9% of its equity interests. NCB launched its services on March 29, 2022.

By leveraging our ICT technical expertise and allying with outstanding healthcare industry partners, in May 2022, we entered into a memorandum of understanding in relation to “Smart Hospital” with Thonburi Hospital Group to deploy smart ward solutions. Through this, we initiated the “Smart Hospital” applications in Thailand. In September 2022, we announced the deployment of 5G private network infrastructure for National Telecom Public Company Limited to realize the “Smart Factory” applications for an electronics factory in Thailand. Furthermore, Viettel-CHT, our joint venture with Viettel Telecom and the largest IDC operator in Vietnam, extended the infrastructure of data centers to meet the strong market demand in 2022.

To align our mid- to long-term strategic goals, we also invested in Top Taiwan XIV Venture Capital., Co., Ltd. to further explore ESG and green technology business opportunities and participated in Taiwania Capital Buffalo Fund VI, L.P. to explore emerging business opportunities in 2022.

Going forward, we will focus on the digital economy and innovative businesses and may consider making other equity investments and acquisitions that we believe are complementary to our business and strategic goals. By cooperating with other companies and leveraging our advantages, we strive to gain market share in the 5G, AIoT, cyber security, IDC/cloud and metaverse business. Furthermore, we will continue to explore opportunities to strengthen our cooperation with companies in the ASEAN countries, either in traditional telecommunication business and smart city ICT businesses.

Maintain focus on maximizing stockholder value

We are committed to maximizing stockholder value and intend to maintain a sustainable dividend policy. Under the ROC Company Act, companies are allowed to distribute special cash dividends from capital surplus. In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in February 2023, our payout ratio was 100.00% in 2022 earnings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

General

We have three segments that we operate and manage as strategic business units: consumer business, enterprise business and international business, which provides mobile services, fixed-line services, ICT business, sales and other services.

Consumer Business

Our consumer business strategically focuses on individual- and home-centric businesses, such as mobile, fixed broadband, Wi-Fi, IPTV (MOD) and OTT services. To create value for our customers and provide better customer experiences, we offer FTTx and ADSL services and enhance customer internet surfing experiences through our value-added services that leverage our Wi-Fi advantage as well as IPTV (MOD) and OTT offerings. We have the largest mobile subscriber base in Taiwan with solid network performance. We are the largest internet service provider, or ISP, and also the largest video platform in Taiwan.

Enterprise Business

Our enterprise business focuses on creating synergy and enhancing our integrated ICT services. It also promotes the development of emerging businesses, which focus on cloud, IDC, information security, 5G+AIoT, enterprises’ digital transformation and system integration. We have a large customer base of high-quality enterprises, including both business-to-business and business-to-consumer customers. Our enterprise business team identifies market insights to provide a variety of enterprise business-related services to satisfy our customers. We are the largest IDC services provider in Taiwan, with an IDC market share of more than 50% and the leading cybersecurity service company in the market.

International Business

Our international business focuses on serving our international customers. Our international customers include Taiwanese companies seeking global expansion, large Taiwanese enterprises located in foreign countries, foreign companies and multinational enterprises. As the largest submarine cable service provider in Taiwan, together with our international submarine cable stations, overseas subsidiaries, strategic partners and alliances, we are well positioned to help our customers to capture global market opportunities by providing our diversified product portfolio and service offerings, including communication service, leased circuits, IDC, cloud, cross-border IoT, roaming, broadband, 5G and smart solutions.

Service and Product Offerings

As an integrated telecommunications service provider, our principal services include: mobile services, fixed-line services, ICT business, sales and other services.

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and subscribers. In 2020, we generated revenues of NT$56.7 billion, or 27.3% of our total revenues, from mobile services. In 2021, we generated revenues of NT$58.0 billion, or 27.6% of our total revenues, from mobile services. In 2022, we generated revenues of NT$61.1 billion (US$2.0 billion), or 28.2% of our total revenues, from mobile services. The growth in mobile services revenue was mainly due to the subscriber numbers increase and the upsell resulting from a steady 5G migration.

Owing to relatively stable market competition, we drove 5G migration in a steady manner. In addition, as we focus on creating value for customers, our postpaid ARPU (excluding IoT) per month increased from NT$509 in 2021 to NT$525 in 2022, and the uplift in monthly renewal fee remains the highest among peers.

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
Postpaid ARPU for mobile service	505	509	525

(1)
Postpaid ARPU is calculated by dividing the consolidated mobile service revenue (excluding IoT and prepaid revenues) by the average number of postpaid subscribers during the month (excluding IoT).

We remain the largest mobile operator in Taiwan in terms of revenues and number of subscribers. We had approximately 11.0 million mobile customers, excluding IoT SIMs, and a market share of approximately 36.6% in terms of total mobile customers (excluding IoT) and approximately 39.3% in terms of total mobile services revenues in Taiwan as of December 31, 2022.

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

In November 2017, we further obtained a spectrum for 4G mobile broadband services of 5MHz paired spectrum in the 1800MHz frequency band and 20MHz paired spectrum in the 2100MHz frequency band, and we paid NT$10.9 billion to the government. The licenses are valid until December 31, 2030 and 2033, respectively.

In February 2020, we obtained a spectrum for 5G mobile broadband services of 90MHz spectrum over 3.5GHz frequency bands and 600MHz spectrum over 28GHz frequency bands, and we paid NT$48.4 billion to the government. The license is valid until December 31, 2040. We launched 5G services on June 30, 2020.

In May 2022, we obtained 900MHz band 2x10MHz bandwidth spectrum and equipment from APTG in consideration of approximately NT$1.9 billion (US$0.1 billion) to enhance network performance. The license is valid until December 31, 2030.

The following table sets forth information regarding our mobile service operations and our mobile subscriber base for the periods indicated.

	As of or for the Year Ended December 31
	2020	2021	2022
Taiwan population (in thousands)(1)	23,561	23,375	23,265
Total mobile revenues in Taiwan (in billions)(2)	NT$153.7	NT$155.0	NT$160.9
Annualized churn rate(3)	12.01%	9.67%	10.82%
Minutes of usage (in millions of minutes):
Incoming	5,264	4,865	4,337
Outgoing	5,575	5,211	4,704
Average minutes of usage per user per month(4)(5)	86	79	69

(1)
Data from the Department of Population, Ministry of the Interior, ROC.
(2)
Data from the monthly statistical release by the NCC, which include mobile revenues from 4G and 5G mobile broadband services.
(3)
Measuring the rate of subscribers (excluding IoT) disconnections from mobile service, determined by totaling the monthly churn rate, which is determined by dividing a) our aggregate voluntary and involuntary deactivations during the month by b) the average number of customers during the month (calculated by averaging the number of customers at the beginning of the month and the end of the month). The calculation includes both prepaid and postpaid subscribers (excluding IoT).

(4)
The number of mobile customers is based on the number of SIM cards.
(5)
Average minutes of usage per user per month is calculated by dividing the total minutes of use during the period by the average number of our mobile subscribers (excluding IoT) on the first and last days of the period and dividing the result by the number of months in the relevant period.

The total mobile customers (excluding IoT) in Taiwan had reached approximately 30.1 million as of December 31, 2022. The overall mobile services market experienced an increase of 3.8% in revenues in 2022, mainly driven by the steady 5G migration.

We offer incentives, such as mobile handset subsidies for immediate purchase, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us, ranging from 12 months to 60 months.

Our tariffs for postpaid mobile customers primarily consist of usage fees and monthly fees. We also offer usage fee discounts on data traffic, voice call minutes and Hami Points, which are our membership points to offer a number of benefits, including gift redemptions and other rewards, to encourage subscription to our 5G mobile service.

As of December 31, 2022, we had approximately 1.5 million prepaid subscribers, representing approximately 11.5% of our total mobile customers. Prepaid customers do not pay monthly fees but pay a higher usage charge per second. Once the prepayment has been fully utilized, a subscriber can make additional prepayments to continue the service. Alternatively, the customer may become a postpaid subscriber while retaining the same telephone number.

Fixed-line Services

Fixed-line services are one of our principal businesses. Our fixed-line services include fixed broadband services, fixed voice services, leased line services, video services and satellite services.

Fixed broadband services: our fixed broadband services mainly consist of broadband access, data communication services and Wi-Fi services.

We provide broadband access through connections based on our FTTx and ADSL technologies. Our revenues from our broadband access services in 2020, 2021 and 2022 were NT$18.1 billion, NT$18.6 billion and NT$19.2 billion (US$0.6 billion), respectively. Over the years, we are continuously expanding our high-speed FTTx household coverage and encouraging more migration of our FTTx subscribers to higher-speed FTTx service. The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
ARPU for broadband services per month(1)	724	745	766
ARPU for FTTx services per month(2)	793	812	831

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

Our overall broadband ARPU increased in 2020, 2021 and 2022, mainly due to the demand for broadband speed upgrades amid the work-from-home trend and stay-at-home economy, which further propelled the growth of higher-speed service adopters.

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. We are the largest ISP in Taiwan, with a subscriber market share of 58.3% among 44 ISPs in Taiwan as of December 31, 2022. As of the same date, approximately 81.9% of our broadband customers were also HiNet subscribers, using HiNet as their ISP, and 91.8% of our FTTx service customers subscribed HiNet ISP service. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2020	2021	2022
	(in thousands)
Total internet subscribers in Taiwan	6,317	6,608	6,877
HiNet subscribers:
HiNet FTTx subscribers	3,355	3,421	3,479
HiNet ADSL, dial-up, and other access technology subscribers	595	548	533
Total HiNet subscribers	3,950	3,969	4,012

We also provide Wi-Fi services. As of December 31, 2020, 2021 and 2022, we had a total of approximately 2.6 million, 2.9 million and 3.0 million residential and business customers that leased our access points, respectively. We also provide home Wi-Fi devices rental services, and the number of home Wi-Fi devices continued to soar by 130.1% year-over-year. We also had more than 31.6 thousand hot spots in public areas by the end of 2022.

Fixed voice services: our fixed voice services mainly consist of local telephone, domestic long distance telephone and ILD telephone services.

We are the leader of the local telephone service market, with an average subscriber market share of approximately 92.1%, 91.7% and 91.4% in 2020, 2021 and 2022, respectively. Total revenues from local telephone services comprised 11.8%, 11.3% and 10.5% of our total revenues in 2020, 2021 and 2022, respectively. This decreasing trend was mainly due to the general industry-wide trend of migrating from fixed-line services to internet telephony services and voice over internet protocol, or VoIP, applications.

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services comprised 1.0%, 0.9% and 0.8% of our total revenues in 2020, 2021 and 2022, respectively. This decreasing trend was mainly due to the migration to mobile services and increased use of VoIP applications.

We also provide ILD telephone services in Taiwan, primarily international direct dial services and wholesale of ILD traffic. Total revenues from ILD telephone services comprised 1.2%, 1.0% and 0.8% of our revenues in 2020, 2021 and 2022, respectively. This decreasing trend was mainly due to our strategy to reduce low-margin revenues.

Leased Line Services: We are the leading domestic leased line services provider and the leading international leased line services provider in Taiwan, primarily offering exclusive lines that allow point-to-point connection for voice and data traffic. Leased lines are used by business customers to assemble their private networks and by telecommunications service providers to establish networks to offer telecommunications services. Our leased line services mainly consist of local and domestic long distance and international leased line services.

Our local and domestic long distance leased line services revenues were NT$4.4 billion, NT$4.2 billion and NT$4.2 billion (US$0.1 billion) in 2020, 2021 and 2022, respectively. Revenues remain relatively stable year-over-year and we continue to migrate customers to higher-speed services.

Our international leased line services revenues were NT$2.2 billion, NT$2.2 billion and NT$2.4 billion (US$78.5 million) in 2020, 2021 and 2022, respectively. Revenue increased in both 2021 and 2022, mainly due to the fact that the incremental bandwidth demand was driven by the increasing usage of cloud services. We continue to experience a decline in rental fees for international leased lines, partly as a result of competition from other international leased line service providers. In response, we continue to implement marketing and service campaigns to retain our high-value corporate customers.

Video Services

Using video streaming technology through set-top boxes connected to our FTTx and ADSL data connections, our MOD customers can access TV shows, video on demand, OTT and other services. We have over 195 channels, including 192 high definitions, or HD, and one 4K resolution, or 4K, channels, and over 45,000 hours of on-demand programs as of December 31, 2022. In addition to our regular packaged offerings, we also offer SVoD services for film and drama. Starting from 2017, our MOD platform has successfully provided OTT services, such as KKTV and Netflix. Our OTT platform, Hami Video, also provides over 90 channels and offers a large number of selected videos, 4K broadcasts and multi-angle videos. As of December 31, 2022, we had approximately 2.0 million MOD customers, including approximately 1.2 million SVoD subscriptions and approximately 1.4 million channel subscriptions and 0.7 million Hami Video SVOD subscriptions. We continue to see upsells in our tiered pricing channel packages and digital convergence packages.

Our MOD revenues were NT$3.6 billion, NT$3.7 billion and NT$3.7 billion (US$120.9 million) in 2020, 2021 and 2022, respectively. The overall stable trend in revenue growth from 2020 to 2022 was mainly due to the successful pricing strategies and subscribers’ opts for the highest price package among the tiered pricing schemes, which further increased ARPU. We have launched optional service packages with customized subscriptions to satisfy customers’ preferences. In 2022, the main reason for the decrease in the number of customers and the slowdown in revenue growth was mainly due to reduced consumption power caused by rising inflation. We will continue to develop our customer stickiness by investing in content with higher video performance on our different platforms. This strategy enables us to maintain our leading position as the largest video platform in Taiwan.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The lease term is 15 years. As our ST-2 satellite is in good operating condition, the expected lifespan is extended for another three years and three months after evaluation in 2021. Please refer to Note 39 to our consolidated financial statements included elsewhere in this annual report for further details.

In addition, we have two satellite communication centers that enable us to provide TV broadcasts, satellite VAS and backup systems in responding to major emergencies. We also provide satellite services to Southeast Asia. In November 2022, the government opened for telecommunications enterprises to register radio frequency for Ku-band and Ka-band satellite internet services, which include low earth orbit, or LEO, service. In March 2023, we entered into a new agreement with Singapore Telecommunications Limited to jointly invest in a new satellite project to upgrade and replace our aging ST-2 satellite. This collaboration enables us to provide all the services and capabilities of the current generation, together with a substantial number of improvements in service quality and capabilities.

ICT Business

By integrating various technologies, such as cloud computing, cybersecurity, big data, IoT and accelerating emerging services, we provide customized ICT total solutions to enable our business customers to improve efficiency and reducing management costs:

Our IDC is under centralized management, and we saw increasing occupancy in our highest-rated Banqiao IDC with strong potential demand. This strong potential demand has driven us to work on our next business expansion.

We are also a cloud service provider. Our CHT cloud service is a multi-cloud network convergence service. With a high-quality global network as the basis for all cloud services, it integrates our self-developed cloud service, hicloud and other public cloud services, including Amazon Web Services, Microsoft Azure, and Google Cloud Platform.

In addition, we cooperate with our subsidiary, CHT Security Co., Ltd., to provide HiNet Advanced Networks Defense System, or ANDs, and Web Application Firewall, or WAF. ANDs can combine with HiNet Security Fleet solution to upgrade users’ information systems security. We also provide Content Delivery Network, or CDN, service. This service effectively speeds up content delivery on websites with high traffic. The closer the CDN server is to the user geographically, the faster the content will be delivered. We provide CDN service to internet content providers to ensure stable quality when programs are broadcasted. We will expedite CDN construction to enhance digital convergence product competitiveness. Besides, our CDN is effectively integrated with IDC. With the combined solution, our customers can place the server in IDC as the origin site, and CDN can distribute the site traffic to the internet with high efficiency and stable quality.

Taking advantage of the speed, low latency and high connection capacity of 5G technology, we also offer our enterprise customers private 5G network services. This dedicated network provides a secure and reliable connectivity solution for various industrial applications, including enterprise intranet transmission, ensuring data security and improving scalability and efficiency.

Furthermore, regarding “5G AIoT” applications, we proactively launch several vertical applications and solutions, including intelligent transportation system, iEN, intelligent video surveillance service offers, smart healthcare and eHome. Our 5G service is to accommodate a large number of IoT devices for data transmission with exceptional efficiency and stability. Our 5G service includes CVP traffic sign optimization, solar energy system management and telemedicine (virtual clinic) with low latency for rural areas.

With the advantages of big data analytics and AI technology, we provide various data-enabled services to help government agencies and enterprises in digital transformation, including building big data platforms, customizing various business intelligence and AI solutions, as well as integrating machine learning technologies.

Sales

We engage in the distribution and sales of mobile handsets and wearable devices for use on our mobile network to customers through our directly-owned stores, our online store, SENAO, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution.”

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection fee revenues:
Fixed line	0.6	0.6	0.6	19.2
Mobile	0.7	0.6	0.5	15.7
Interconnection costs:
Fixed line	0.5	0.4	0.4	12.5
Mobile	1.3	0.9	0.9	28.2

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers has been NT$0.4349 per minute during peak times and NT$0.2059 per minute during off-peak times since January 2023. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

Our mobile interconnection revenues and costs decreased from 2020 to 2022, mainly due to the NCC mandating a mobile interconnection rate reduction over a period of three years starting from January 2021 from NT$0.571 per minute to NT$0.443 per minute and the decreasing traffic volume attributable to VoIP substitution.

Fixed interconnection costs decreased from 2020 to 2022, mainly due to the reduction of mobile interconnection rate for fixed-line-to-mobile calls and the decreasing traffic volume attributable to VoIP substitution.

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

Sales and Distribution

As of December 31, 2022, we had 17 operations offices for operations, 447 service centers and 15 customer service call centers for sales and customer service. In addition, we have simplified transaction process on our online store to improve customers’ experience, and we enhanced our service efficiency by increasing digital channel access of contactless transactions.

We also had 244 SENAO exclusive service stores as of December 31, 2022. To enhance our distribution capacity, even though our equity ownership in SENAO decreased from 31.33% as of January 15, 2007 to 28.18% as of February 28, 2023. Our investment in SENAO continues to enhance our mobile handset distribution and sales capabilities in which customers can subscribe to our broadband service, MOD service and other services at SENAO retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and SENAO about our business cooperation.

Competition

We face competition in virtually all aspects of our business.

Mobile Services

There are five mobile operators in Taiwan, including Chunghwa Telecom, Taiwan Mobile, Far EasTone, T-Star and APTG. All of these five operators have 4G and 5G mobile broadband licenses. Each mobile broadband network operator has been providing promotional programs to attract consumers, including unlimited data plans. In recent years, T-Star and APTG provided unlimited data plans with extremely low prices and acquired many subscribers. However, in 2022 we had an increase in our postpaid mobile subscribers because of our successful strategy in terms of 4G subscriber retention and 5G migration. Our mobile service revenue also increased due to the subscriber numbers increase and the upsell resulting from 5G migration.

In addition to the mobile network operators, there are also mobile virtual network operators, or MVNOs, which could provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider without a spectrum allocation. However, with the implementation of the Telecommunications Management Act in 2020, the NCC’s MVNO registration is no longer mandatory, and we expect the number of MVNOs’ companies to increase.

We compete in the mobile services market primarily on the basis of premium brand, quality of service, network reliability and attractiveness of service packages. See “Network Infrastructure—Mobile Services Network” for a discussion on our advantage of mobile broadband services spectrum.

Fixed-line Services

•
Fixed broadband services: In the fixed broadband market, we have experienced competition from other cable operators seeking to increase their market share with lower pricing strategies. They have also offered fixed and mobile broadband bundled services through strategic alliances with other mobile operators, extending their footprint in fixed broadband. As technology continues to advance, the quality of mobile broadband services improves. We expect more consumers to shift towards mobile broadband services as a substitute, leading to even more intense competition in the fixed broadband market.
•
Fixed voice services: Revenue from local and domestic long distance telephone service of telecommunication services providers has continuously decreased in the past years primarily due to mobile and VoIP substitution. Competition from mobile data service providers increased significantly due to the popularity of smart mobile devices and mobile applications such as LINE and WeChat.
•
Leased line services: Major competitors in this field are four fixed line operators, including TWM Broadband, New Century Infocomm Tech. Co., Ltd., APTG and Taiwan Optical Platform Co., Ltd. The leased line services providers primarily compete on the basis of price and the bandwidth speed of services.
•
Video services: Major competitors in this field include five cable TV MSOs, 27 independent cable TV operators as well as OTT service providers. These service providers compete on price and multimedia content.

ICT Business

We leverage our technology capability to provide comprehensive ICT services. In terms of IDC business, we are the leading IDC service provider in Taiwan with more than 50% market share. We offer the best IDC service quality, and our major competitors include Far EasTone, Taiwan Fixed Network and Acer Cyber Security.

Our major competitors in cybersecurity include Acer Cyber Security Inc. and ISSDU Inc. in terms of cybersecurity professional services and TAIWAN-CA Inc. in terms of identification business.

Our major competitors in cloud services are cloud services resellers and system integration service providers, including eCloudvalley Digital Technology Co. Ltd, CKmates International Co. Ltd, CloudMile Inc., Nextlink Technology Inc., Acer E-Enabling Service Business Inc. and SYSTEX Corporation.

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

Approximately 11,727 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2022.

Transmission Networks

As of December 31, 2022, our transmission networks consisted of approximately 2.9 million fiber kilometers of fiber optic cable for trunking and approximately 12.0 million fiber kilometers of fiber optic cable for local loop.

Due to the emergence of Packet Transport Network, or PTN, technology, a cost-effective method for transmitting data services, we began the deployment of PTN in 2013. Due to the high utilization of our existing Re-configurable Optical Add-Drop Multiplexer, or ROADM, network, we began to introduce Optical Transport Network, or OTN, to meet the demand of 100G wavelength services in 2014. After completing a trial of per-wavelength transmission rates of 200 Gbps, we began to introduce the technology of 200 Gbps per wavelength in our OTN network in 2018. We had deployed 846 100 Gbps-wavelength and 312 200 Gbps-wavelength in the OTN network and 19,185 GbEs in the PTN network by the end of 2022.

As part of our strategic focus on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high-speed internet access and VPN. As of December 31, 2022, we have constructed approximately 11.5 million FTTx ports. Our FTTx service can offer high-speed broadband access rates up to 2 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services to our customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2022, we had 38 long distance exchanges, which were interconnection points between our telecommunications network and approximately 12.8 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2022, our Next Generation Network, or NGN, core network capacity consisted of 5,911,000 local telephone subscribers, comprising 5,175,000 Session Initiation Protocol-based, or SIP-based, and 736,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. By the end of 2022, we owned 12 sets of 4Tbps switch routers for the inner core network and more than 34 sets of 4Tbps/1.6Tbps switch routers for the outer core network, and the bandwidth of the network was approximately 2,060 Gbps. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international infrastructure consists of multiple submarine cables, transmission networks, voice GWs and IP networks, which provide IPLC, IPVPN, Voice and Internet transit service to connect Taiwan and worldwide.

In 2018, we started to build the Southeast Asia-Japan 2 Submarine Cable, or SJC2, with several Asian telecom companies. The cable features up to seven pairs of high-capacity optical fiber with a total capacity of 126 Terabits per second. Its high capacity allows it to support high bandwidth intensive requirements, such as IoT, robotics, analytics and AR or VR applications. In 2021, we joined another consortium cable called APRICOT to further lay a solid cornerstone for Chunghwa Telecom’s international business plan in the Asia-Pacific region. As of December 31, 2022, we had invested in 32 submarine cables, 13 of which landed in Taiwan. The total invested capacity has reached more than 26 Tbps.

Mobile Services Network

Our mobile services network consists of:

•
cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ mobile handsets within the range of a cell;
•
C-RAN (Centralized Radio Access Network), which splits base stations into two parts, the RRU (Radio Remote Unit) and the BBU (Base Band Unit). The RRUs stay at the cell site, while the BBUs are aggregated into a centralized office;
•
RNC (Radio Network Controller) for 3G, which connects to, and control, the base station within each cell site;
•
MSS (Mobile Switching Server) for 3G, which control the base station controllers and the processing and routing of telephone calls;
•
SGSN (Serving GPRS Support Nodes), which connects the GPRS network to the base station controllers;
•
MME (Mobility Management Entity), which connects the base station to our 4G/5G core network that is responsible for control side;
•
S GW (Serving Gateway), which connects the base stations to our 4G/5G core network that is responsible for data side;
•
PDN GW (Packet Data Network Gateway), which connects our 4G/5G core network to the internet; and
•
transmission lines, which link to the mobile switching service centers, MME, S GW, base station controllers, base stations and the public switched telephone network in connection with the 3G/4G/5G network, and the base station controllers, the support nodes, PDN GW and the internet in connection with the GPRS/4G/5G core network.

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

In February 2020, we acquired 5G spectrums allocated 90MHz bandwidth in the 3.5GHz frequency band and 600MHz bandwidth in the 28GHz frequency band. In June 2020, we launched 5G mobile broadband services. We use C-RAN architecture to enhance 5G RAN performance and reduce network maintenance costs. In May 2022, we acquired 10MHz paired spectrum in the 900MHz frequency band from Asia Pacific Telecom Co., Ltd. We currently own 40MHz spectrum in the 900MHz frequency band, 60MHz spectrum in the 1800MHz frequency band, 40MHz spectrum in the 2100MHz frequency band, 60MHz spectrum in the 2600MHz frequency band, 90MHz spectrum in the 3500MHz frequency band, and 600MHz spectrum in the 28GHz frequency band, which may provide higher data transmission rates.

We have also installed an intelligent network on our existing mobile services network infrastructure, which enables us to provide additional functions, such as prepaid and VPN services as well as a wide range of VAS.

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 30 points of presence, approximately 3.7 million broadband subscribers and a backbone bandwidth of approximately 18,733 Gbps as of December 31, 2022. We aim to increase HiNet’s points of presence and backbone bandwidth to approximately 22,533 Gbps by the end of 2023.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had a high-speed internet protocol backbone network by the end of 2022 with 16 sets of 46Tbps/28.8Tbps/10.24Tbps switch routers for the inner core network and more than 46 sets of 28.8Tbps/10.56Tbps/5.28Tbps/2.64Tbps switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 20 domestic and five overseas point-of-presences and the total capacity is approximately 3,380 Gbps as of December 31, 2022. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 3,829 Gbps as of December 31, 2022. As we expect that internet traffic flows to and from the U.S. will continue to increase, we have been continuously expanding our bandwidth to the U.S. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, Thailand, the United Kingdom, Germany and the Netherlands.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2022, we had 255 frame relay ports, 716 asynchronous transfer mode ports and approximately 152,624 multi-protocol label switching internet protocol VPN virtual ports.

Our data networks support a variety of transmission technologies, including frame relay, asynchronous transfer mode and Ethernet technology. We have also built up our HiLink VPN that combines internet protocol and asynchronous transfer mode technologies. The advantage of HiLink VPN based on multi-protocol label switching technology is that it can carry different classes of services, such as video, voice and data, together to provide services with various qualities of service, high-performance transmission and fast-forward solution in an enhanced security network. HiLink VPN can be accessed by xDSL/FTTx/NG-SDH and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network potentially is less costly and requires less management for business applications.

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

Our risk management committee tracks and manages risk control issues of cybersecurity and privacy protection on a monthly basis. When a risk level has reached a greater extent than risk appetite and an early warning is required, or where there is a major crisis, the convener of our risk management committee will report to our audit committee in a timely fashion and, if necessary, report to our board of directors accordingly. Since 2021, we have arranged and been covered by data protection insurance to prevent potential major financial losses from cyber security incidents and safeguard the rights of our customers and investors. In 2022, we had not been subject to any punishment due to cybersecurity, and there were no incidents of material risks arising from cybersecurity or personal information protection.

Our Senior Executive Vice President of Business serves as the Chief Information Security Officer, or CISO, and Data Protection Officer, or DPO, and formed an unit with Cyber Security Department, to (i) align regulations with technology advancement for new business development, (ii) coordinate the overall cybersecurity policy, (iii) enact and amend required security specifications, (iv) utilize equipment for centralized security monitor (v) defense and mitigate enterprise security risks, (vi) accelerate new business development, and (vii) provide customers with a secure and reliable digital ecosystem.

To prevent increasing cyber risks and threats, we have established CHT SOC, which is responsible for security controls, and threats of smart detection and intelligence, quick incidents response since 2013. Key sequential measures are described below:

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
•
response: incident report and response, anomaly analysis, forensics and decision-making, recovery and improvement plan, cybersecurity intelligence sharing and joint defense enhancement; and
•
improvement: awareness training, cybersecurity and personal data incident drills, internal and external audits, third party certification, performance evaluation and continual improvement.

We evaluate security governance based on risk management orientation and formulate annual key security measures and key performance indicators based on external trends, such as regulations, security threats, international standards, development trend, and internal risk assessment results, including internal and external audits, our SOC threats detected, crisis resolution and review, and incorporate them into our employees’ performance assessments. We review and adjust the security strategy, policy and procedures regularly, and comply with internal and external audits. We are required to pass government administrative security and privacy protection check and obtain third parties certifications, such as ISO 27001, ISO 27011, BS10012, CSA STAR Certification. For more information, please visit the websites at: https://www.cht.com.tw/en/home/cht/esg/customer-care/cybersecurity (cybersecurity); https://www.cht.com.tw/en/home/cht/esg/customer-care/privacy-protection/customer-privacy-policy (privacy protection). The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Property, Plant and Equipment

Our property, plant and equipment consist mainly of telecommunications equipment, land and buildings located throughout Taiwan. Although we have a significant amount of land and buildings throughout Taiwan, most of our properties are for operational use and only a small part of them are for investment purposes, which were classified as “investment properties” in our consolidated financial statements included in this annual report. Notes 16 and 18 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our “Property, plant and equipment” and “Investment properties,” respectively. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Company and the Taiwan Telecommunications Industry—Our ability to deliver services may be disrupted due to systems failures, network shutdowns, earthquakes or other natural disasters” for a discussion of environmental issues that may affect utilization of our assets.

We continue to revitalize our own assets through rental income focused strategies and explore development opportunities to increase the value of our land and buildings. We completed a staff dormitory in Taoyuan City in December 2021 to attract and retain outstanding human resources, and we are also developing a commercial building in Nangang, Taipei City. We received approximately NT$1.0 billion (US$33.2 million) in rental income from properties in 2022.

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

Except as disclosed in our annual report, we believe that we have not been involved in any legal or arbitration proceedings during 2020, 2021 and 2022 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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

A party seeking to enforce a foreign judgment in the ROC would, except under limited circumstances, be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) for the remittance out of the ROC of any amounts exceeding US$100,000 or its equivalent recovered in respect of such judgment denominated in a currency other than NT dollars.

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

On August 27, 2022, the Ministry of Digital Affairs was launched to partly take over the administrative authorities formerly held by the NCC, the MOTC and the Executive Yuan, and the Organizational Act of the Ministry of Digital Affairs was enforced on the same day.

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

The impacts caused by the enforcement of the TMA on us and the telecommunications industry include: (i) reducing the entry barrier to the telecommunications markets by changing the original concession/approval system to the registration system, which spurs the competition of the market; (ii) loosening unnecessary restrictions. General enterprises shall have only ordinary obligations to the minimum necessary extent, provided that certain enterprises with significance in the specific telecommunications service markets will be subject to more stringent control measures. Since we may be regarded as an enterprise with significance in the specific telecommunications service markets, we will be required to bear more stringent obligations; (iii) restricting the right of telecommunications enterprises to use private lands and buildings. Only where the telecommunications infrastructure of a public switched telecommunications network cannot be established without passing through private lands or buildings or can be established with an enormous amount of money, the establishment may be made by passing through private lands or buildings on the premise of selecting the least harmful location and manner; and (iv) opening up domestic roaming, frequency transferring, frequency leasing, frequency lending or frequency sharing mechanisms, which allows the telecommunication enterprises to use spectrums and conduct network constructions more flexibly and changes the competition status of the telecommunications market. The main provisions of the Telecommunications Management Act are summarized as follows:

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

(1)
negotiating interconnection with other telecommunications enterprises or applying for a ruling therewith;
(2)
applying for the assignment of a radio frequency, except the radio frequency with any of the following purposes:
•
for emergency subsidy, experimental research and development, dedicated telecommunications network, public use or other public welfare-related uses;
•
for the use of terrestrial radio business or terrestrial television business;
•
for the use of wireless local loop, satellite link or microwave link at different times or different locations;
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
(3)
Designated Obligations:

In order to fulfill the need of policy or competent laws and regulations, relevant competent authorities may designate the telecommunications enterprises which meet certain conditions to take relevant necessary measures, including disaster prevention and assistance, communication security and surveillance, protection of the rights and interests of the people with disabilities and the telecommunications universal services.

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

The opportunity of accessing to and using information may be different due to gender, race, class, geographic area of residence or other factors, which is called the digital divide.

The Telecommunications Management Act tries to resolve the problem caused by the digital divide from the following aspects by opening the market, introducing competition and new technology and continuing the promotion of telecommunications universal service:

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

As a result, the efficiency of the use of frequency can be improved, the development of radio technology can be ensured, and the development of new technology and services of communications can be encouraged.

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

The FTC has the ultimate discretion to consider an enterprise as a monopolistic enterprise upon any other events evidencing such enterprise’s capability to affect the supply and demand in relevant markets or eliminate competition.

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

Regulations on Concerted Action (Cartel) in Telecommunication Industry

The term “concerted action (cartel),” as used in the FTA, means the competing enterprises at the same production and/or marketing stage, by means of contract, agreement or any other form of mutual understanding, jointly determine the price of goods or services, quantity, technology, products, facilities, trading counterparts, or trading territory with respect to such goods and services, or any other behavior that restrict each other’s business activities, resulting in an impact on the market function with respect to production, trade in goods, or supply and demand of services. The FTC may assume a concerted action exists based on the market condition, the feature of goods or services, cost and profit, and the economic feasibility for enterprises to conduct concerted action.

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

Regulations on the Representations or Symbols Used by Telecommunications Enterprises on Goods or in Advertisement

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

Corporate Responsibilities: Environmental, Social and Governance (ESG) Initiatives

We are dedicated to sustainable environmental, social practices and responsible governance activities. We established a Corporate Social Responsibility Committee in 2006 and were the first telecommunications service provider in Taiwan to release annually published corporate social responsibility (CSR) reports as early as 2008. Over the years, our CSR initiatives have won a number of domestic and international CSR awards. In 2021, we restructured the Corporate Social Responsibility Committee into the Sustainability Development Committee to reflect the United Nations’ Sustainable Development Goals. The Sustainability Development Committee was tasked to develop our ESG strategy and comply with the vision and mission of our sustainability development. In 2022, we held two half-year meetings chaired by our Chairman and four quarterly meetings chaired by our President to closely monitor our ESG goals. We currently focus our ESG efforts and have performed on the following key areas:

Environmental Sustainability

We monitor and seek to incorporate environmental sustainability practices and principles in our operations, products and supply chain. Our environmental sustainability initiatives mainly include:

•
carbon emission investigation: in 2022, we had finished our Scope 1 to Scope 3 Greenhouse Gas investigations for the year of 2021 and acquired 2021 AA1000 verification for the parent company.
•
carbon emission reduction: we commit and have taken actions to reduce Scope 1 and 2 Greenhouse Gas emissions. Our goal for carbon emissions in 2030 is half of those in 2020, we committed to reaching net-zero by 2050 for these same emissions categories. We have taken a series of actions, such as replacing old equipment and infrastructure, retiring old company cars with electric vehicles, using C-RAN architecture and introducing energy management on a larger scale in operation and maintenance management, to achieve carbon reduction.
•
internal carbon pricing (ICP): we set our ICP for NT$1,600 per tonne of CO2e in 2022 by considering factors, such as investments in carbon reduction projects, future renewable energy demand, potential implementation of carbon fees in Taiwan and international peers comparison. We started our ICP trial run in the mid of 2022 and will implement it in our business groups in 2023. The internal carbon fees collected will be used as a fund to implement our innovative projects and support our carbon reduction initiatives.
•
renewable energy: we have set a long-term target to use renewable energy. Our goal set for the parent company is to use 100% renewable energy for IDC in 2030 and itself in 2040. We purchased approximately 62.0 million kWh of renewable energy from solar power and onshore wind turbines, which supplied us with approximately 24.0 million kWh in 2022.
•
sustainable procurement: we obtained certifications on ISO standards, such as ISO 14046 Water Footprint and ISO 14067 Carbon Footprint, in 2019. Our procurement decisions and processes are also in compliance with ISO 20400 Sustainable Procurement Guidance.
•
member of Innovative Optical and Wireless Network (IOWN) global forum: as a member of IOWN, we are working with global companies to explore multi-domain cutting-edge technologies to achieve better energy efficiency and reduce carbon emissions such as end-to-end all photonic networks and innovative applications.

Social Responsibility

We are committed to leveraging our technologies and capabilities to practice digital empowerments and providing a safe and healthy work environment to our employees and further contributing to our society. It mainly includes:

•
society giveback: we employ our capability of information and communication technology to bridge the digital divide for underserved groups and create digital opportunities. We focus on caring for the underprivileged to benefit from our services and Internet access and further empower the community. We tailor-made the computer-aided system for the visual-impaired to work in call centers, established the “Tech4Good Digital Empowerment Ecosystem” to provide life-changing opportunities to students in remote areas, and we leveraged our 5G private network to deliver emergency medical care services for elders in remote areas. We also organize company volunteers to participate in local community services and proactively contribute to the communities. In addition, we constantly contribute to our society with our innovation and technology. During the COVID-19 pandemic, we helped the Taiwan government in developing the “SMS Contact Tracing Platform” and “Epidemic Control Assistance Platform” to successfully manage the outbreak.
•
employee happiness: we care for our employees and constantly provide a better working environment to our employees. Our employees who have children under six years old can enjoy a childcare allowance, and those who have children under three years old acquire one hour of paid leave per working day. We also offer our employees who take nursing care leave 50 % of their labor insurance salary as a subsidy for 18 months after six months government subsidy. Besides, we established care centers for our employees’ children to balance work and family. In addition, we implement an employee stock ownership plan through a trust by providing our employees deposit a certain amount of their salary for the Company to offer 30% of the deposit amount as their subsidies.
•
equality in our workplace: we are committed to creating a workplace with equality and non-discrimination. We launched a series of activities to advocate gender equality, adhered to the increase of female employees, and persisted in the implementation of sufficient employment policies.
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
•
board diversity: our board of directors is diversified to cover our business operations, operating dynamics and business development, with considerations of diversity in gender, age, nationality, culture and ethnic diversity. Our board possesses relevant competencies, including operating judgment, accounting and finance experience, operating and crisis management skills, industry knowledge, global market knowledge, leadership skills and decision-making ability.
•
governance with diversity and inclusion: we have worked to create diversity so that we are more reflective of our society with a range of perspectives to support our business decision-making. Our directors also prioritize inclusion and ensure equal access of all genders and groups of employees to training, career development, nominations for promotions and professional opportunities.
•
linking senior management compensation to ESG outputs: we set measurable ESG targets for the senior executives to our ESG commitments and reach our ESG goals. In 2022, 10% of the variable compensation for our senior executives was linked to their ESG outputs, which is expected to reach 30% in 2025.
•
sustainable corporate bonds: in January 2022, our board of directors authorized the issuance of domestic unsecured corporate bonds with an aggregate principal amount of NT$10.0 billion (US$0.3 billion). In March 2022, we issued sustainability bond (unsecured corporate bond) totaling NT$3.5 billion (US$0.1 billion). The proceeds were used to finance business developments, including investments for environmental protection or social development.

For further information on our ESG initiatives, please visit our annual Sustainability ESG Report, publicly available on our ESG website at: https://www.cht.com.tw/en/home/cht/esg/esg-report/sustainability-esg-report. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

C. Organizational Structure

Set forth below is a diagram indicating our organizational structure as of March 31, 2023. Please refer to Exhibit 8.1 for the subsidiaries’ jurisdiction of incorporation.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2022 have been translated into U.S. dollar amounts using US$1.00=NT$30.73, set forth in the statistical release of the Federal Reserve Board on December 30, 2022. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

Overview

A number of recent and expected future developments have had, and in the future may have, a material impact on our financial condition and results of operations. These developments include:

•
changes in our revenue composition and sources of revenue growth;
•
tariff adjustments;
•
capital expenditures as a result of technological advancements and changes in our business;
•
personnel expenses; and
•
taxation.

Each of these developments is discussed below.

Changes in our revenue composition and sources of revenue growth

Beginning in January 2022, we redefined our five operating segments, i.e., (i) domestic fixed communications business, (ii) mobile communications business, (iii) internet business, (iv) international fixed communications business and (v) others, into four operating segments, i.e., (i) consumer business, (ii) enterprise business, (iii) international business, (iv) others. Operating segments are defined as components of an entity regarding which discrete financial information is available for regular evaluation of the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. For comparison purposes, segment information for the years ended December 31, 2020 and 2021 has been changed to conform to the segment disclosures for the year ended December 31, 2022.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2020	2021	2022
Revenues:
Consumer Business	60.7%	61.7%	60.9%
Enterprise Business	33.8	32.9	33.3
International Business	3.0	2.9	3.3
Others	2.5	2.5	2.5
Total	100.0%	100.0%	100.0%

Our consumer business has been an important source of revenue over the last three years. We derive our consumer business revenue from mobile service, fixed-line service, sales and other services. Revenues from our consumer business increased as a percentage of our total revenue in 2021, mainly attributable to (i) the increase of sales revenue, primarily due to the increase in the average unit price of handsets and (ii) the increase of mobile service revenue, primarily due to the increases of postpaid subscriber numbers and steady 5G migration. Revenue from our consumer business decreased as a percentage of our total revenue in 2022, mainly attributable to a decrease in sales revenue, primarily due to the impact of the unstable supply of smartphones caused by the COVID-19 epidemic, partially offset by the increase in mobile service revenue.

Our enterprise business has also significantly contributed to our revenues over the last three years. We derived our enterprise business revenues from mobile service, fixed-line service, ICT business and other services. Revenues from our enterprise business slightly decreased as a percentage of our total revenue in 2021, mainly attributable to the higher basis of ICT business revenues recognized from large government ICT projects in 2020, partially offset by the increase in fixed broadband revenue and mobile service revenue. Revenue from our enterprise business slightly increased as a percentage of our total revenue in 2022, mainly attributable to the increase in mobile 5G migration, ICT projects related to energy, COVID-19 quarantine-related SMS messages, green IDC and cloud services, partially offset by a decrease in fixed-line services revenue.

Our international business has been another important source of revenue over the last three years. We derived our international business from fixed-line service, ICT business and other services. Our international business gradually increased as a percentage of our total revenue from 3.0% to 3.3% from 2020 to 2022, mainly attributable to the rising demand for ICT services, especially for services such as IDC and cloud services from global clients.

Our other revenues remain flat from 2020 to 2022, mainly due to the contribution from one of our subsidiaries, CHPT, a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

On March 5, 2020, the NCC announced a round of tariff reductions effective from April 1, 2020 to March 31, 2024. This round of reduction plan applied to the wholesale tariffs for IP peering and domestic leased line services, which was subject to a reduction by ∆CPI-7.48%, and to the monthly fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over), which was subject to a reduction by ∆CPI-2.15%. The ∆CPI for 2021 that was used for the tariff reduction starting from April 1, 2022 was 1.96%. The ∆CPI for 2022 that was used for the tariff reduction starting from April 1, 2023 was 2.95%. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

On December 14, 2020, the NCC determined that, starting from January 2021, our tariff in the mobile interconnection fees should be reduced from NT$0.571 per minute to NT$0.443 per minute in three years. On September 26, 2018, the NCC approved our new fixed communications network interconnection fees. The interconnection fees for local telephone and domestic long distance telephone remained the same, while the interconnection fees from mobile network to local telephone decreased, from NT$0.4851 to NT$0.4383 per minute during peak times and from NT$0.2531 to NT$0.2148 per minute during off-peak times. The tariff was effective from January 1, 2019 to December 31, 2022. Recently, on December 16, 2022, the NCC further determined that, since January 2023, our interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers has been NT$0.4349 per minute during peak times and NT$0.2059 per minute during off-peak times.

Besides the mandatory tariff reduction mentioned above, we, from time to time, voluntarily implemented tariff adjustments in our broadband and mobile businesses in the past few years to consolidate our market share.

Capital expenditures as a result of technological advancements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. Our priority is to construct fiber networks in new buildings and areas with demand for 300 Mbps and above (up to 2 Gbps) per household and 10 Gbps for enterprises in the near future. Our long-term goal is to optimize our capital expenditures by focusing on investing in infrastructures to support innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2020, 2021 and 2022, personnel expenses represented 27.0%, 27.1% and 26.9% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2020		2021		2022
	(in billions of NT$, except percentages)
Total personnel expenses	45.0	27.0%	44.7	27.1%	45.7	26.9%
Total operating costs and expenses	166.8	100.0%	165.2	100.0%	170.0	100.0%

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

Taxation

The income tax rate for profit-seeking enterprises is 20% in the ROC. We benefit from tax incentives, including tax credits of up to 15% of some of our research and development expenses in accordance with the Statute for Innovating Industries. In addition, after-tax earnings not distributed to stockholders as dividends in the following year were assessed with a 5% unappropriated earnings tax. Under IFRSs, the 5% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. As a result, our effective tax rates were 19.6% and 19.8% in 2021 and 2022, respectively.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$	US$
		(in billions)
Revenues:
Consumer Business	126.1	129.9	132.1	4.3
Enterprise Business	70.2	69.3	72.1	2.4
International Business	6.1	6.1	7.2	0.2
Others	5.2	5.2	5.3	0.2
Total revenues	207.6	210.5	216.7	7.1
Operating costs	137.0	135.1	136.7	4.5
Operating expenses:
Marketing	20.9	21.0	22.8	0.8
General and administrative	5.0	5.3	6.6	0.2
Research and development	3.9	3.7	3.8	0.1
Expected credit loss	—	0.1	0.1	—
Total operating expenses	29.8	30.1	33.3	1.1
Other income and expenses	1.6	(0.4)	0.1	—
Income from operations	42.4	44.9	46.8	1.5
Non-operating income and expenses	0.4	1.1	0.4	—
Income before income tax	42.8	46.0	47.2	1.5
Income tax expense	8.1	9.0	9.3	0.3
Consolidated net income	34.7	37.0	37.9	1.2
Attributable to:
Stockholders of the parent	33.4	35.6	36.4	1.2
Noncontrolling interests	1.3	1.4	1.5	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2020	2021	2022
	(as percentages of total revenues)
Revenues:
Consumer Business	60.7%	61.7%	60.9%
Enterprise Business	33.8	32.9	33.3
International Business	3.0	2.9	3.3
Others	2.5	2.5	2.5
Total revenues	100.0%	100.0%	100.0%
Operating costs	66.0%	64.2%	63.1%
Operating expenses:
Marketing	10.1	9.9	10.5
General and administrative	2.4	2.5	3.0
Research and development	1.9	1.8	1.7
Expected credit loss	-	0.1	0.1
Total operating expenses	14.4	14.3	15.3
Other income and expenses	0.8	(0.2)	—
Income from operations	20.4	21.3	21.6
Non-operating income and expenses	0.2	0.5	0.2
Income before income tax	20.6	21.8	21.8
Income tax expense	3.9	4.3	4.3
Consolidated net income	16.7%	17.5%	17.5%
Attributable to:
Stockholders of the parent	16.1%	16.8%	16.8%
Noncontrolling interests	0.6%	0.7%	0.7%

Each of our operating segments is managed separately due to the fact that each represents a strategic business unit that serves different types of customers. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2022 compared with the year ended December 31, 2021

Revenues

Our revenues increased to NT$216.7 billion (US$7.1 billion) in 2022 as compared to NT$210.5 billion in 2021, primarily due to an increase in revenues generated from consumer business, enterprise business, and international business. The details of which are as follows:

Consumer Business

Our consumer business revenues include mobile service revenue, fixed-line service revenues, sales revenue and other revenues. Consumer business revenues accounted for 61.7% and 60.9% of our revenues in 2021 and 2022, respectively. Our consumer business revenues increased by 1.7% from NT$129.9 billion in 2021 to NT$132.1 billion (US$4.3 billion) in 2022, primarily due to increases of mobile service revenue and fixed-line service revenues, partially offset by a decrease of sales revenue.

Mobile services. Our mobile service revenue increased by 5.7% from NT$49.0 billion in 2021 to NT$51.8 billion (US$1.7 billion) in 2022 due to an increase of postpaid subscriber numbers and a steady 5G migration.

Fixed-line services. Our fixed-line service revenues increased by 1.2% from NT$42.3 billion in 2021 to NT$42.8 billion (US$1.4 billion) in 2022. This increase was mainly due to a successful upsell propelled by the HiNet Higher-Speed promotion plan, partially offset by our fixed voice services revenue that continued decreasing even though the decline has decelerated.

Sales. Revenues generated from sales decreased from NT$36.1 billion in 2021 to NT$35.2 billion (US$1.1 billion) in 2022, mainly due to the impact of unstable supply of smartphones caused by the COVID-19 epidemic.

Others. Our other revenues decreased by 5.9% from NT$2.4 billion in 2021 to NT$2.3 billion (US$0.1 billion) in 2022. This was mainly due to a decrease in ICT business revenues.

Enterprise Business

Our enterprise business revenues include mobile service revenue, fixed-line service revenues, ICT revenues and other revenues. Revenues from our enterprise business accounted for 32.9% and 33.3% of our revenues in 2021 and 2022, respectively. Revenues from our enterprise business increased by 4.2% from NT$69.3 billion in 2021 to NT$72.1 billion (US$2.4 billion) in 2022 due to the robust growth of our ICT business.

Mobile services. Our mobile service revenue increased by 5.9% from NT$8.4 billion in 2021 to NT$8.9 billion (US$0.3 billion) in 2022 due to the 5G migration and the increase of subscribers.

Fixed-line services. Our fixed-line service revenues slightly decreased by 0.5% from NT$34.7 billion in 2021 to NT$34.5 billion (US$1.1 billion) in 2022 due to the decreased voice revenue, partially offset by the increase of data communication and broadband access revenues driven by the digital transformation trend and opportunities.

ICT Business. Revenues from our ICT business increased by 8.7% from NT$22.3 billion in 2021 to NT$24.3 billion (US$0.8 billion) in 2022, mainly due to our emerging growth engines, particularly IDC, cloud services and cyber security.

Others. Our other revenues increased by 16.4% from NT$3.8 billion in 2021 to NT$4.4 billion (US$0.1 billion) in 2022. This increase was mainly due to the grants of 5G government subsidies and equipment sales revenue from our subsidiaries.

International Business

Revenues from international business accounted for 2.9% and 3.3% of our revenues in 2021 and 2022, respectively. Revenues from our international business increased by 17.4% from NT$6.1 billion in 2021 to NT$7.2 billion (US$0.2 billion) in 2022, mainly due to the rising demand for ICT services, especially for services such as IDC and cloud services from global clients.

Fixed-line Services. Revenues from our fixed-line services increased by 1.1% from NT$5.0 billion in 2021 to NT$5.1 billion (US164.8 million) in 2022, mainly due to the growth in data communication and broadband access revenue.

ICT Business. Revenues from our ICT business increased by 121.8% from NT$0.7 billion in 2021 to NT$1.5 billion (US$49.0 million) in 2022, mainly due to the rising demand for IDC and cloud services from our global clients.

Others. Our other revenues increased by 42.4% from NT$0.4 billion in 2021 to NT$0.6 billion (US$20.1 million) in 2022, mainly due to an increase in mobile service revenue.

Others

Other revenues accounted for 2.5% and 2.5% of our revenues in 2021 and 2022, respectively. Our other revenues increased from NT$5.2 billion in 2021 to NT$5.3 billion (US$0.2 billion) in 2022. The increase was mainly due to operating growth derived from CHPT.

Operating Costs and Expenses

Our operating costs and expenses include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance, as well as spectrum usage fees.

Operating costs and expenses increased by 2.9% from NT$165.2 billion in 2021 to NT$170.0 billion (US$5.6 billion) in 2022. This increase was primarily due to personnel expenses and ICT project costs. The increase in personnel expenses was mainly driven by operating growth. The increase in ICT project costs was mainly driven by the robust growth of our ICT business.

Operating Costs and Expenses by Business Segment

Consumer Business

Our consumer business costs and expenses increased by 0.4% from NT$105.2 billion in 2021 to NT$105.6 billion (US$3.5 billion) in 2022, primarily due to an increase in personnel expenses mainly driven by operating growth; an increase in depreciation and amortization expenses due to accelerating 5G network construction; and a decrease in cost of goods sold was mainly driven by the decrease in sales volume.

Enterprise Business

Our enterprise business operating costs and expenses increased by 3.5% from NT$55.5 billion in 2021 to NT$57.5 billion (US$1.9 billion) in 2022. This increase was primarily due to an increase in ICT project costs mainly driven by the robust growth of our ICT business.

International Business

Our international business operating costs and expenses increased by 10.3% from NT$6.1 billion in 2021 to NT$6.7 billion (US$0.2 billion) in 2022, primarily due to an increase in ICT project costs as a result of strong demand for IDC and cloud services from our global clients and the completion of ICT projects in 2022.

Others

The costs and expenses from our other business increased by 8.6% from NT$4.2 billion in 2021 to NT$4.5 billion (US$0.1 billion) in 2022, primarily due to operating growth derived from CHPT.

Other Income and Expenses

We recorded net other expenses of NT$0.4 billion in 2021 and net other income of NT$0.1 billion (US$3.0 million) in 2022, respectively. The differences between 2021 and 2022 were primarily due to the impairment loss on right-of-use assets in 2021.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 4.2% from NT$44.9 billion in 2021 to NT$46.8 billion (US$1.5 billion) in 2022. Our operating margin slightly increased from 21.3% in 2021 to 21.6% in 2022.

Non-operating Income and Expenses

Our non-operating income decreased from NT$1.1 billion in 2021 to NT$0.4 billion (US$12.0 million) in 2022. The decrease was primarily due to an increase in valuation loss on financial assets and liabilities at fair value through profit or loss and an increase in foreign currency exchange loss.

Income before Income Tax

As a result of the foregoing, segment income before tax for our consumer business increased by 3.5% from NT$27.5 billion in 2021 to NT$28.5 billion (US$0.9 billion) in 2022; segment income before tax for our enterprise business increased by 3.4% from NT$15.1 billion in 2021 to NT$15.6 billion (US$0.5 billion) in 2022; segment income before tax for our international business increased by 36.0% from NT$1.2 billion in 2021 to NT$1.7 billion (US$0.1 billion) in 2022; and segment income before tax for our other business decreased by 36.4% from NT$2.2 billion in 2021 to NT$1.4 billion (US$45.0 million) in 2022.

Income Tax

Our income tax was NT$9.0 billion and NT$9.3 billion (US$0.3 billion) in 2021 and 2022, respectively. Our effective tax rate increased from 19.6% in 2021 to 19.8% in 2022.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$35.6 billion and NT$36.4 billion (US$1.2 billion) in 2021 and 2022, respectively. Our net margin remained at 16.8% in 2021 and 2022.

The year ended December 31, 2021 compared with the year ended December 31, 2020

Revenues

Our revenues increased to NT$210.5 billion in 2021 as compared to NT$207.6 billion in 2020, primarily due to an increase in revenues generated from consumer business and international business, which were offset by enterprise business. The details of which are as follows:

Consumer Business

Our consumer business revenues include mobile service revenue, fixed-line service revenues, sales revenue and other revenues. Consumer business revenues accounted for 60.7% and 61.7% of our revenues in 2020 and 2021, respectively. Our consumer business revenues increased by 3.1% from NT$126.1 billion in 2020 to NT$129.9 billion in 2021, primarily due to increases of mobile service revenue, fixed-line service revenues and sales revenue.

Mobile services. Our mobile service revenue increased by 1.8% from NT$48.2 billion in 2020 to NT$49.0 billion in 2021, primarily due to increases of postpaid subscriber numbers and a steady 5G migration.

Fixed-line services. Our fixed-line service revenues increased by 0.3% from NT$42.2 billion in 2020 to NT$42.3 billion in 2021. This increase was mainly due the demand for broadband speed upgrades amid the work-from-home trend and stay-at-home economy, which further propelled the growth of higher-speed service adopters, partially offset by our fixed voices revenue.

Sales. Revenues generated from sales increased from NT$33.2 billion in 2020 to NT$36.2 billion in 2021, mainly due to an increase in the average unit price of handsets.

Other. Our other revenues decreased by 3.8% from NT$2.5 billion in 2020 to NT$2.4 billion in 2021. This decrease was mainly due to a decrease in ICT business revenues.

Enterprise Business

Our enterprise business revenues include mobile service revenue, fixed-line service revenues, ICT business revenues and other revenues. Revenues from our enterprise business accounted for 33.8% and 32.9% of our revenues in 2020 and 2021, respectively. Revenues from our enterprise business decreased by 1.4% from NT$70.2 billion in 2020 to NT$69.3 billion in 2021, mainly due to revenue recognition of large government ICT projects in 2020.

Mobile services. Our mobile service revenue increased by 3.1% from NT$8.2 billion in 2020 to NT$8.5 billion in 2021 due to a steady 5G migration as well as an increasing COVID-19 quarantine-related SMS messages sent and replied to track those under quarantine.

Fixed-line services. Our fixed-line service revenues slightly increased by 0.5% from NT$34.5 billion in 2020 to NT$34.7 billion in 2021. The increase was due to COVID-19 quarantine-related regulations and work from home trend, partially offset by our fixed voices revenue.

ICT Business. Revenues from our ICT business revenues decreased by 7.4% from NT$24.1 billion in 2020 to NT$22.3 billion in 2021, mainly due to revenue recognition of large government-related ICT projects in 2020.

Others. Our other revenues increased by 10.6% from NT$3.4 billion in 2020 to NT$3.8 billion in 2021. This increase was mainly due to an increase in sales revenue.

International Business

Revenues from international business accounted for 3.0% and 2.9% of our revenues in 2020 and 2021, respectively. Revenues from our international business increased by 0.4% from NT$6.1 billion in 2020 to NT$6.1 billion in 2021, mainly due to the revenues increase in fixed-line services.

Fixed-line Services. Revenues from our fixed-line services increased by 6.7% from NT$4.7 billion in 2020 to NT$5.0 billion in 2021, mainly due to the revenue growth from our Singapore subsidiary’s international network service in 2021.

ICT Business. Revenues from our ICT business decreased by 11.9% from NT$0.8 billion in 2020 to NT$0.7 billion in 2021, mainly due to a decrease of colocation service revenue in 2021.

Others. Our other revenues decreased by 31.2% from NT$0.6 billion in 2020 to NT$0.4 billion in 2021. This increase was mainly due to a decrease in sales revenue.

Others

Other revenues accounted for 2.5% and 2.5% of our revenues in 2020 and 2021, respectively. Our other revenues remains flat in 2020 and 2021.

Operating Costs and Expenses

Our operating costs and expenses include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance and spectrum usage fees.

Operating costs and expenses decreased by 1.0% from NT$166.8 billion in 2020 to NT$165.2 billion in 2021. This decrease was primarily due to the completion of major ICT projects and the decrease in personnel expenses due to employee retirement, which was partially offset by an increase in cost of goods sold, depreciation expense, and amortization expense of 5G concession. The increase in cost of goods sold was mainly driven by the increase in sales volume and higher cost of handsets sold. The increase in depreciation expenses was driven by the accelerating 5G network construction.

Operating Costs and Expenses by Business Segment

Consumer Business

Our consumer business costs and expenses increased by 2.7% from NT$102.4 billion in 2020 to NT$105.2 billion in 2021, primarily due to an increase in cost of goods sold mainly driven by the increase in sales volume and higher cost of handsets sold.

Enterprise Business

Our enterprise business operating costs and expenses decreased by 6.4% from NT$59.3 billion in 2020 to NT$55.5 billion in 2021. This decrease was primarily due to a decrease in ICT project costs as a result of the completion of major ICT projects in 2020.

International Business

Our international business operating costs and expenses decreased by 3.3% from NT$6.3 billion in 2020 to NT$6.1 billion in 2021, primarily due to a decrease in rental expenses as a result of the termination of indefeasible rights of use, or IRU contracts.

Others

The costs and expenses from our other business increased by 5.6% from NT$4.0 billion in 2020 to NT$4.2 billion in 2021, primarily due to higher research and development expenses from one of our subsidiaries, CHPT.

Other Income and Expenses

We recorded net other income of NT$1.6 billion in 2020 and net other expenses of NT$0.4 billion in 2021, respectively. The differences between 2020 and 2021 were primarily due to the gains resulting from asset revitalization in 2020 and the impairment loss on right-of-use assets in 2021.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 6.1% from NT$42.4 billion in 2020 to NT$44.9 billion in 2021. Our operating margin increased from 20.4% in 2020 to 21.3% in 2021.

Non-operating Income and Expenses

Our non-operating income increased from NT$0.4 billion in 2020 to NT$1.1 billion in 2021. The increase was primarily due to an increase in valuation gain on financial assets and liabilities at fair value through profit or loss and an increase in foreign currency exchange gain.

Income before Income Tax

As a result of the foregoing, segment income before tax for our consumer business increased by 6.2% from NT$25.9 billion in 2020 to NT$27.5 billion in 2021; segment income before tax for our enterprise business increased by 23.1% from NT$12.3 billion in 2020 to NT$15.1 billion in 2021; segment income before tax for our international business increased by 37.2% from NT$0.9 billion in 2020 to NT$1.2 billion in 2021; and segment income before tax for our other business segments decreased by 41.0% from NT$3.7 billion in 2020 to NT$2.2 billion in 2021.
Income Tax

Our income tax was NT$8.1 billion and NT$9.0 billion in 2020 and 2021, respectively. Our effective tax rate increased from 19.0% in 2020 to 19.6% in 2021.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$33.4 billion and NT$35.6 billion in 2020 and 2021, respectively. Our net margin increased from 16.1% in 2020 to 16.8% in 2021.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$	US$
		(in billions)
Net cash provided by operating activities	74.5	74.9	76.0	2.4
Net cash used in investing activities	(68.3)	(31.2)	(30.8)	(1.0)
Net cash used in financing activities	(9.8)	(34.3)	(34.8)	(1.1)
Effect of exchange rate changes	0.0	0.0	0.0	0.0
Net increase (decrease) in cash and cash equivalents	(3.6)	9.4	10.4	0.3
Cash and cash equivalents at end of year	30.4	39.8	50.2	1.6

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. Notes 22, 23 and 24 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our bank loans and bonds payable. We believe that our working capital is sufficient to meet our present cash flow requirements.

In 2022, we generated NT$76.0 billion (US$2.5 billion) in net cash from operating activities as compared to NT$74.9 billion in 2021. The increase was primarily due to an increase in income before income tax arising from our operating performance.

In 2021, we generated NT$74.9 billion in net cash from operating activities as compared to NT$74.5 billion in 2020. The increase was primarily due to an increase in income before income tax, an increase in trade notes and accounts receivable from 5G business and a decrease in payment to international carriers due to our strategy to reduce low-margin wholesale business.

In 2020, we generated NT$74.5 billion in net cash from operating activities as compared to NT$72.4 billion in 2019. The increase was primarily due to an increase in cash inflows from the completion of project business and a decrease in trade notes and accounts payable.

Historically, our net cash from operating activities has been sufficient to cover our capital expenditures, including ongoing expansion and modernization of our networks.

In 2022, our net cash used in investing activities was NT$30.8 billion (US$1.0 billion), a decrease from NT$31.2 billion in 2021. The change was primarily due to a decrease in acquisition of property, plant and equipment in 2022, offset by proceeds of NT$2.9 billion from disposal of investment in China Airlines, Ltd. in 2021.

In 2021, our net cash used in investing activities was NT$31.2 billion, a decrease from NT$68.3 billion in 2020. The decrease was primarily due to an increase in acquisition of property, plant and equipment in 2021, offset by a one-time payment of NT$47.4 billion in 2020 for acquiring the 5G mobile broadband spectrum.

In 2020, our net cash used in investing activities was NT$68.3 billion, an increase from NT$27.1 billion in 2019. The change was primarily due to a payment of NT$47.4 billion in 2020 for acquiring the 5G mobile broadband spectrum, offset by a decrease in acquisition of property, plant and equipment as well as an increase in proceeds from disposals of property, plant and equipment resulting from asset revitalization.

In 2022, our net cash used in financing activities totaled NT$34.8 billion (US$1.1 billion), which mainly reflected NT$35.7 billion in dividends being paid.

In 2021, our net cash used in financing activities totaled NT$34.3 billion, which mainly reflected NT$33.4 billion in dividends being paid.

In 2020, our net cash used in financing activities totaled NT$9.8 billion, which mainly reflected NT$32.8 billion in dividends paid, a net increase in short-term bills payable and issuance of bonds.

Capital Resources

We have historically financed our capital expenditure requirements with our cash flows from operations and corporate bonds. In future years, we have capital expenditure requirements for the ongoing expansion and upgrade of our networks, including 5G mobile broadband, IDC, FTTx, PSTN migration, international submarine cables, service platforms and ESG. We also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information. Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. We expect to primarily rely on cash generated from operations, corporate bonds and, to a lesser extent, loans from commercial banks to meet our planned capital expenditures, make our planned dividend payments, repay debts and fulfill other commitments over the next twelve months.

As of December 31, 2022, our primary source of liquidity was NT$50.2 billion (US$1.6 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured bank loans and secured bank loans amounted to NT$57.6 billion (US$1.9 billion) and NT$1.6 billion (US$52.1 million), respectively, as of December 31, 2022.

As of December 31, 2022, we had bonds payable in the amount of NT$30.5 billion (US$1.0 billion) at interest rates ranging from 0.42% to 0.69%.

As of December 31, 2022, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$65.0 million (US$2.1 million) at interest rates ranging from 2.56% to 3.19%.

As of December 31, 2022, our subsidiary, Chunghwa System Integration Co., Ltd., had short-term unsecured loans of NT$317.0 million (US$10.3 million) at interest rates ranging from 1.30% to 1.73%.

As of December 31, 2022, our subsidiary, International Integrated Systems, Inc., had short-term unsecured loans of NT$340.0 million (US$11.1 million) at interest rates ranging from 1.93% to 1.98%.

As of December 31, 2022, our subsidiary, Light Era Development Co., Ltd., had long-term secured loans in the amount of NT$1.6 billion (US$52.1 million) due in 2024 at an interest rate of 1.80%.

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

Note 40 to our consolidated financial statements included elsewhere in this annual report provides a description of the assets that are pledged as collaterals for bank loans, custom duties of the imported materials and warranties of contract performance as well as the bank deposits for the restricted purpose in accordance with The Management, Utilization and Taxation of Repatriated Offshore Funds Act in the ROC.

Capital Expenditures

Our capital expenditures in 2020, 2021 and 2022 were mainly to support operations. We have financed our capital expenditures using cash flows operations and corporate bonds. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2020		2021		2022
	(in billions of NT$, except percentages)
Capital Expenditures:
Mobile communications business	8.8	38%	16.8	48%	13.8	44%
Others	14.7	62	18.5	52	17.7	56
Total capital expenditures	23.5	100%	35.3	100%	31.5	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2023.

	Year Ending December 31, 2023
	(in billions of NT$, except percentages)
Capital Expenditures:
Mobile communications business	12.0	34%
Others	23.3	66
Total capital expenditures	35.3	100%

We expect our total capital expenditures to be approximately NT$35.3 billion in 2023. Our capital expenditures for 2023 are planned to be allocated to our 5G network deployment, IDC construction, FTTx network expansion, international submarine cables, public switching telephone network transforming to internet protocol network, service platforms, cloud computing, IoT, ESG, and asset activation. We expect to finance these capital expenditures with our cash flows from operations and corporate bonds.

Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2022.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in billions of NT$)
Contractual Obligations(1)
Short-term loans	0.7	0.7	—	—	—
Long-term loans	1.6	—	1.6	—	—
Bonds payable	30.5	—	8.8	12.9	8.8
Lease liabilities(2)	10.8	3.4	4.4	2.1	0.9
Total	43.6	4.1	14.8	15.0	9.7

(1)
Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$1.6 billion (US$0.1 billion) in 2022 and expected to make pension contributions of approximately NT$1.5 billion (US$0.1 billion) in 2022. See Note 28 to our consolidated financial statements for additional details regarding our pension plan.
(2)
Operating lease obligations are described in Note 37 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2022, we had remaining commitments under non-cancelable contracts with various parties, including the acquisition of lands and buildings of NT$0.1 billion (US$2.4 million) and acquisition of telecommunications-related inventory and equipment of NT$35.0 billion (US$1.1 billion).

We committed that when our ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, we will provide financial support to assist NCB to maintain in healthy financial condition.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2020, 2021 and 2022.

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

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2022 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Our priorities for research and development in 2022 included “cloud-network convergence and ESG energy conservation technologies” and “innovative information and communication application services.” Our Telecommunication Laboratories strive to align themselves with the strategy by leveraging their capabilities in emerging technologies while implementing next-generation networks, on which various converging services for the three major markets of individuals, families, and enterprises are provided. Key research and development achievements of our Telecommunication Laboratories in 2022 are as follows:

Forward-looking network and cloud technologies include:

•
network communication: 5G/B5G (beyond 5G) standalone, or SA network, 5G edge computing, 5G private network, 5G open networking, 5G time-frequency synchronization, low-earth orbit satellite network, 3GPP non-terrestrial access network, telecom network function virtualization and cloudification, ultra-high-speed broadband access network, open optical network, high-density-core fiber-optic cable, mesh Wi-Fi wireless network and network resilience enhancement.
•
operation and maintenance management: fixed-mobile network convergence operation management, 5G private network management, 5G network slicing management and control, data-driven intelligent operation management and smart home network operation management.
•
cloud computing platform: public cloud/hybrid cloud and management, telecommunication cloud and management, cloud-native management, open edge computing cloud platform, software-defined data center and telecom cloud.
•
ESG energy conservation: centralized energy monitoring, energy conservation of data centers, base stations and network equipment.

Innovative information and communication application services include:

•
AIoT: smart roads, vehicle-to-everything, traffic enforcement cameras, image recognition of embedded systems, smart inspection of unmanned aerial vehicles, digital twin platform and monitoring, 5G smart poles, smart maritime ports, telemedicine and e-health.
•
smart life: low-latency multi-view live broadcast, remote real-time co-performance, metaverse virtual exhibition and remote chorus, augmented reality navigation and shopping, 8K remote video collaboration and end-to-end secure communication.
•
digital convergence: low-latency, multi-angle live streaming, cloud classrooms, AR/MR applications, multi-location co-performance in real time, 5G video entertainment, remote video collaboration and end-to-end secure communication.
•
artificial intelligence: image recognition/understanding, audio perception/ recognition/synthesis, task-oriented chatbot, biological activity recognition, AI PaaS intelligent analysis platform, text categorization and topic analysis.
•
cybersecurity: diversified identity authentication, blockchain and smart contracts, NFT management and trading platform, zero trust network, 5G network security, cybersecurity for vehicle-to-everything.

In 2022, a total of 167 patents were filed, and 162 patents were granted, while at least 11 domestic and foreign honors were awarded for the R&D achievements.

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

Critical Accounting Judgments

Principal versus Agent

Our project agreements are mainly to provide one or more customized equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. We consider the following factors to determine whether we are a principal of the transaction: whether we are the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether we are a principal or an agent will affect the amount of revenue recognized by us. Only when we are acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

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

Key Sources of Estimation Uncertainty and Assumption

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

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was referred to Note 38 to our consolidated financial statements included elsewhere in this annual report. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. We update inputs periodically to monitor the appropriateness of the fair value measurement.

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

Impairment of Property, Plant and Equipment, Right-of-Use Assets, Investment Properties and Intangible Assets

We assess the impairment of property, plant and equipment, right-of-use assets, investment properties and intangible assets whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. Indications we consider important which could trigger an impairment review include, but are not limited to, the following:

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

When an indication of impairment is identified for property, plant and equipment, right-of-use assets, investment properties and intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

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

In 2020, 2021 and 2022, we determined that some of our investment properties’ recoverable amount, which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount and recognized reversals of impairment loss of NT$27.0 million, NT$83.0 million and NT$107.0 million (US$3.5 million), respectively.

In 2020 and 2021, SENAO evaluated the goodwill that arose in the acquisition of Youth and its subsidiaries and concluded the recoverable amount of the goodwill was lower than the carrying value and recognized an impairment loss of NT$9.0 million and NT$29.0 million, respectively.

In 2021 and 2022, SENAO evaluated the trademark that arose in the acquisition of Youth and its subsidiaries and concluded the recoverable amount of the license agreement and the right of trademark were lower than the carrying value and recognized impairment loss of NT$0.2 million and NT$9.0 million (US$0.3 million), respectively.

In 2021, we evaluated and determined that the recoverable amount of certain of our right-of-use assets was nil; therefore, we recognized an impairment loss of NT$420.0 million.

Useful Lives of Property, Plant and Equipment

We estimate the useful lives of property, plant and equipment in order to determine the period of time over which depreciation expenses should be recorded. The useful lives are estimated at the time assets are acquired and are based on historical experience with similar assets as well as the anticipated technological evolution or other environmental changes. Further, we review the estimated useful lives at the end of each year. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation in the relevant periods.

Recognition and Measurement of Defined Benefit Plans

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

Lessees’ Incremental Borrowing Rates

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

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, we remeasure the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. We account for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognize in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the consolidated balance sheets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Articles of Incorporation provide for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of February 28, 2023. There is no family relationship among any of these persons. These directors have terms until May 26, 2025. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Chi-Mau Sheih	69	Chairman, Chief Executive Officer and Director
Shui-Yi Kuo	58	President and Director
Hsiang-Ling Hu	67	Director
Ching-Hwi Lee	59	Director
Shin-Yi Chang	63	Director
Sin-Horng Chen	69	Director
Hsiu-Chuan Tsai	55	Director
Shih-Hung Tseng	62	Director
Su-ming Lin	67	Independent Director
Chia-Chung Chen	64	Independent Director
Yu-Fen Lin	52	Independent Director
Chung-Chin Lu	64	Independent Director
Yi-Chin Tu	47	Independent Director

Chi-Mau Sheih is the Chairman, Chief Executive Officer and director of our company. Mr. Sheih assumed the role of our Chairman and Chief Executive Officer on April 22, 2019. He has served as the President and director of our company since January 2017. Prior to that, Mr. Sheih served as our Senior Executive Vice President from 2010 to 2017, the President of Southern Taiwan Business Group from 2007 to 2010 and the President of Central Taiwan Business Group from 2006 to 2007. Mr. Sheih specializes in business management, ICT, cybersecurity, cloud computing, big data applications and commerce, and he holds an MBA degree from National Taiwan University.

Shui-Yi Kuo is the President and director of our company. Mr. Kuo has been our President since May 2019. Prior to that, Mr. Kuo served as our Senior Executive Vice President and Chief Financial Officer from August 2017 to September 2020 and the Senior Executive Vice President of our Investment Department from March 2017 to August 2017. He also served as the Vice President of our Investment Department from November 2014 to March 2017. From November 2013 to November 2014, Mr. Kuo served as the President of Light Era Development Co., Ltd., our subsidiary. From March 2008 to November 2013, Mr. Kuo served as the Vice President of our Accounting Department. Mr. Kuo is a Certified Public Accountant of the R.O.C. and specializes in accounting and finance, and he holds a master’s degree in Accounting from National Chengchi University.

Hsiang-Ling Hu is a director of our company. Mr. Hu is currently the Political Deputy Minister of the MOTC. Prior to that, Mr. Hu had been the Director General of the Railway Bureau of the MOTC from June 2018 to April 2021 and the Director General of the Bureau of High Speed Rail of MOTC from September 2014 to June 2018. Mr. Hu specializes in transportation planning and management, transportation systems analysis, Railway Act, as well as the operations, administration and supervision of railway tracks, and he holds a bachelor’s degree in Transportation and Management from National Chiao Tung University.

Ching-Hwi Lee is a director of our company. Ms. Lee is currently the Deputy Minister of the Ministry of Culture, or MOC. Prior to that, Ms. Lee had been the Deputy Director of the National Palace Museum in Taiwan from May 2016 to March 2019 and a Special Senior Executive Officer in the Council for Cultural Affairs of the Executive Yuan from May 2004 to January 2006. Ms. Lee specializes in cultural administration, cross-boundary governance, performing arts, as well as audiovisual and music-related creative content industry, and she holds a bachelor’s degree in History from National Taiwan Normal University.

Shin-Yi Chang is a director of our company. Mr. Chang is currently the director of the Accounting Department of the MOTC. Mr. Chang had been a lecturer on risk and crisis management at the National Academy of Civil Service of the Examination Yuan from August 2014 to November 2019 and the Executive Secretary of the Internal Control Project Promotion Team of the Ministry of Economic Affairs from February 2011 to January 2017. Mr. Chang specializes in accounting, and he holds a master’s degree in Business Administration from National Taiwan University.

Sin-Horng Chen is a director of our company. Dr. Chen is currently a chair professor in the Department of Electrical Engineering, National Yang Ming Chiao Tung University. Prior to that, Dr. Chen had been the acting President and Vice President of National Chiao Tung University from August 2019 to January 2021 and from February 2015 to July 2019, respectively. Dr. Chen also serves as an independent director of Chinesegamer International Corporation since July 2021. Dr. Chen specializes in advanced technology development and application system development in the areas of information and communication technology, as well as speech signal processing. He holds a Ph.D. degree in Electrical Engineering from Texas Tech University.

Hsiu-Chuan Tsai is a director of our company. Dr. Tsai is currently the Chairperson and professor in the Department of Political Science, Soochow University. Prior to that, Dr. Tsai had been the Political Deputy Minister and Spokesman of the Ministry of Civil Service from February 2018 to March 2019. Dr. Tsai specializes in government governance, performance management, public human resources management, government and policy marketing, anti-corruption and transparency governance, and she holds a Ph.D. degree in Public Administration from National Chengchi University.

Shih-Hung Tseng is the labor director of our company. Mr. Tseng is currently the President of the Enterprise Union at Chunghwa Telecom's Tainan Branch and he also serves as an engineer of the Tainan Branch. Mr. Tseng has worked for the Company since June 1976. Mr. Tseng specializes in ICT, and he received an associate degree in Electronic Engineering from Kun Shan Institute of Technology.

Su-ming Lin is an independent director of our company. Dr. Lin has been currently a professor in the Department of Accounting, National Taiwan University since August 2001. He also serves as the independent director of Taiwan Fertilizer Co., Ltd. since July 2021. Prior to that, Dr. Lin had been an independent director in Nan Shan Life Insurance Co., Ltd. from June 2013 to June 2022. Dr. Lin is a Certified Public Accountant of the R.O.C. and specializes in accounting, finance, tax laws, as well as international taxation. He has participated in Taiwan’s tax reforms and served as the board member and member of the Risk Management Committee and Audit Committee in the airlines and insurance sectors for many years. Dr. Lin holds a Ph.D. degree in Accounting from Arizona State University.

Chia-Chung Chen is an independent director of our company. Mr. Chen is currently a director of Mega Financial Holding Co., Ltd. and Mega International Commercial Bank. He also serves as an independent director of Dimerco Data System Corporation since June 2020. Prior to that, Mr. Chen served as the chief executive officer in E.SUN Bank (China) Co., Ltd. from March 2015 to April 2019 and as the Chairman in E.SUN Securities Co., Ltd. from June 2009 to January 2012. During his capacity working as the Deputy President of E. Sun Securities, Mr. Chen was responsible for overseeing corporate risk management. Mr. Chen is also our risk management expert with almost 30 years of experience in the banking and financial industry. Mr. Chen specializes in digital finance, strategic planning, operational management, risk management and corporate governance, and he holds a master’s degree in Agricultural Economics from National Taiwan University.

Yu-Fen Lin is an independent director of our company. Ms. Lin is the co-founder and managing partner of Lex & Honor Law offices. She is a transactional attorney with a board practice in business planning, corporate compliance and finance transactions. Ms. Lin also serves as an independent director of Bank SinoPac Co., Ltd. since August 2017 and SINBON Electronics Co., Ltd. since July 2021. Ms. Lin specializes in particular legal areas, including international investment, corporate investment, financial, banking and electronic payment, as well as public law, and she holds a double degree of L.L.B. and B.A. from National Taiwan University.

Chung-Chin Lu is an independent director of our company. Dr. Lu has been a professor in the Department of Electrical Engineering, National Tsing Hua University since August 2000. Dr. Lu is currently a director of National Science and Technology Center for Disaster Reduction since July 2020. Dr. Lu has been teaching and researching in the areas of communication systems, networks, and information theory for more than 35 years and specializes in digital communications, error-correcting codes, systems bioinformatics, quantum computation, as well as machine learning. Dr. Lu holds a Ph.D. degree in Electrical Engineering from the University of Southern California.

Yi-Chin Tu is an independent director of our company. Mr. Tu is the founder of Taiwan AI Labs and PTT, a non-profit open-source organization of the BBS club, as well as the Chairman of the Artificial Intelligence Foundation. Prior to that, Mr. Tu joined Microsoft in 2006 and served as the Principal Development Manager in the Microsoft AI and Research Group. He had also been the Chief R&D Officer, leading the artificial intelligence services development in the Asia Pacific region. Mr. Tu specializes in AI data governance, software platform R&D and digital talent incubation, and he holds a master’s degree in Computer Science and Information Engineering from National Taiwan University.

The following persons served as our directors in 2022 but are no longer with us due to the expiration of their tenure.

Yu-Lin Huang was a director of our company. Dr. Huang is currently the President of the Taiwan Foundation for Democracy. He is also a professor in the Civil Engineering Department, National Yang Ming Chiao Tung University. He had been the Political Deputy Minister of the MOTC and the Director General of the Construction Bureau of Taichung City. Dr. Huang specializes in project management, project financing, infrastructure investment and privatization, and he holds a Ph.D. degree in Civil and Environmental Engineering from University of California, Berkeley.

Lien-Chuan Lee was a director of our company. Mr. Lee is currently the Vice Minister of the MOC. Mr. Lee served as Secretary General, Executive Secretary of Legal Affairs, and Director General of General Planning of the MOC from 2012 to 2017. Mr. Lee also worked at the Ministry of Finance, the Ministry of Economic Affairs and the Executive Yuan, and served as Senior Executive Officer, Senior Specialist and Senior Executive Officer for 13 years. Mr. Lee has been an instructor for over 20 years at Soochow University and Tamkang University, teaching international finance, investment theories and practices and futures theories and practices. Mr. Lee specializes in financial management, cultural and digital content investment, as well as interdisciplinary integration of culture and technology, and he holds a master’s degree in Economics from National Chengchi University.

Hung-Yi Hsiao was a director of our company. Dr. Hsiao is currently a professor of the School of Law and dean of the Office of International & Cross-Strait Academic Exchange (ICAE) at Soochow University. Dr. Hsiao also serves as the Chairman of China Electric Manufacturing Corp. Dr. Hsiao specializes in criminal law and technology law, and he holds a Ph.D. degree in Law from Soochow University in Taiwan.

Lo-Yu Yen was an independent director of our company. Mr. Yen is currently the Chairman of the Entrepreneurs Co-Creation Platform. He also serves as an independent director of Sinyi Realty Inc. and Qisda Corp. Mr. Yen worked at international accounting and consulting firms in Taiwan, the U.S. and Mainland China for 30 years. Mr. Yen specializes in accounting and finance, and he holds a master’s degree in Accounting from National Chengchi University. Mr. Yen has CPA certificates both in the ROC and in the United States.

JenRan Chen was an independent director of our company. Mr. Chen is currently the Executive Board Director of Pixnet Digital Media Technology Co., Ltd., the largest social media in Taiwan. He also serves as an independent director of Ezfly International Travel Agent Co., Ltd. He is the co-founder and ex-CEO of Yam Digital Technology Co., Ltd, the very first Chinese search engine, and former General Manager of Chinese Television System. Mr. Chen specializes in innovation management, team building, strategy management and IT services, and he holds a master’s degree in Sociology from National Taiwan University.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of February 28, 2023. There is no family relationship among any of these persons.

Name	Age	Position
Li-Show Wu	64	Senior Executive Vice President and President of Enterprise Business Group
Rong-Shy Lin	57	Senior Executive Vice President
Wei-Kuo Hong	62	Senior Executive Vice President
Yu-Shen Chen	46	Senior Executive Vice President and Chief Financial Officer
Tian-Tsair Su	60	President of Consumer Business Group
Chih-Cheng Chien	62	President of Network Technology Group
Hsueh-Lan Wu	64	President of International Business Group
Chau-Young Lin	60	President of Information Communications Business Group

Li-Show Wu has been our Senior Executive Vice President since June 2022 and the President of our Enterprise Business Group since January 2019. Ms. Wu is also a director of SENAO International Co., Ltd. and CHIEF Telecom Inc since 2022. She was the Chairman of Honghwa International Co., Ltd. from November 2017 to January 2019. Prior to that, Ms. Wu served as the Senior Executive Vice President of our Administration Department from November 2016 to November 2017 and the Vice President of our Marketing Department from August 2015 to November 2016. Ms. Wu holds a master’s degree in Applied Mathematics from National Chiao Tung University.

Rong-Shy Lin has been our Senior Executive Vice President since June 2020 and the Chairman of SENAO International Co. Ltd. since 2022. Prior to that, Dr. Lin was the President of our Data Communications Business Group from November 2018 to June 2020. He served as the President of our Telecommunication Laboratories from November 2017 to November 2018 and the Vice President of our Telecommunication Laboratories from February 2017 to November 2017. Dr. Lin holds a Ph.D. degree in Information Engineering from National Chiao Tung University.

Wei-Kuo Hong has been our Senior Executive Vice President since June 2020. Dr. Hong was the President of our Telecommunication Training Institute from November 2018 to June 2020. Prior to that, Dr. Hong served as the Vice President of our Telecommunication Training Institute from May 2017 to November 2018 and the Assistant Vice President of our Investment Department from May 2012 to May 2017. Dr. Hong holds a Ph.D. degree in Industrial Administration from National Tsing Hua University.

Yu-Shen Chen has been the Senior Executive Vice President and Chief Financial Officer since September 2020. He has been a professor of Accounting at National Chengchi University since August 2015. He is also a director of Taiwania Capital Buffalo Fund Co., Ltd. since 2018, and he has been the supervisor of Taiwan Corporate Governance Association since 2020. Dr. Chen holds a Ph.D. degree in Accounting from the State University of New York at Buffalo.

Tian-Tsair Su has been the President of our Consumer Business Group since January 2022. He is also a director of SENAO International Co., Ltd. since 2021. Mr. Su was the Chairman of Honghwa International Co., Ltd. from August 2019 to January 2022. Prior to that, Mr. Su served as the Senior Executive Vice President of our Administration Department from November 2017 to August 2019 and the Vice President of our Corporate Planning Department from May 2013 to November 2017. Mr. Su holds a master’s degree in Electrical Engineering from National Cheng Kung University.

Chih-Cheng Chien has been the President of our Network Technology Group since January 2022. He is also a director of SENAO International Co., Ltd. since 2020. Dr. Chien was the President of our Mobile Business Group from January 2021 to January 2022. Prior to that, Dr. Chien served as the President of our Telecommunication Training Institute from June 2020 to January 2021 and the Advisor of our Overseas New Business Office from November 2018 to June 2020. Dr. Chien holds a Ph.D. degree in Engineering Technology from National Taiwan University of Science and Technology.

Hsueh-Lan Wu has been the President of our International Business Group since November 2018. Ms. Wu was the Vice President of our Enterprise Business Group from March 2018 to November 2018. Prior to that, Ms. Wu served as the Vice President of our Marketing Department from November 2016 to March 2018 and the Vice President of our Enterprise Business Group from November 2013 to November 2016. Ms. Wu holds a master’s degree in Information Management from National Taiwan University.

Chau-Young Lin has been the President of our Information Technology Group since April 2022. He is also a director of Chunghwa Precision Test Tech. Co., Ltd. since 2020. Prior to that, Dr. Lin had been the President of our Data Communications Business Group from June 2020 to April 2022 and the Senior Executive Vice President of our Administration Department from August 2019 to June 2020. He was also the President of our Southern Taiwan Business Group from March 2018 to August 2019. Dr. Lin holds a Ph.D. degree in Electronic Engineering from National Taiwan University of Science and Technology.

The following person served as our executive officer in 2022 and retired in the same year.

Hong-Chan Ma was our Senior Executive Vice President of Business from August 2018 to June 2022. Mr. Ma has been the Chairman of Chunghwa Precision Test Tech. Co., Ltd since June 2022. He was also the CISO and DPO of our company and a director of CHIEF, our consolidated subsidiary. Mr. Ma was the President of our Data Communications Business Group from August 2015 to August 2018, the Vice President of our Marketing Department from September 2012 to August 2015 and the Assistant Vice President of our Marketing Department from January 2011 to September 2012. Mr. Ma holds a master’s degree in Management Science from National Chiao Tung University.

B. Compensation

The board of directors has set up a compensation committee to be responsible for drafting, approving and periodically reviewing the compensation proposals for the directors and managers. See “C. Board Practices” for a discussion of our compensation committee.

•
the chairman of our board of directors may receive a fixed monthly income of NT$367,776 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The chairman will not receive any additional compensation for his role as a director;
•
our president may receive a fixed monthly income of NT$359,603 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The president will not receive any additional compensation for his role as a director;
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

Our Chairman and Chief Executive Officer, Mr. Chi-Mau Sheih, and our President, Mr. Shui-Yi Kuo, and our labor director Mr. Shih-Hung Tseng, to our board of directors, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2020, 2021 and 2022 was NT$117,485,681, NT$106,456,778 and NT$118,997,365 (US$3,872,351.6), respectively. The aggregate amount of compensation in 2022 includes a NT$66,135,473 (US$2,152,146.9) salary payment for directors and executive officers, a NT$8,432,096 (US$274,393.0) pension payment for executive officers, a NT$39,479,796 (US$1,284,731.4) bonus accrued for directors and a NT$4,950,000 (US$161,080.4) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$38,551,757 (US$1,254,531.6) was paid directly to the MOTC in 2022 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our directors and senior management for the fiscal year ended December 31, 2022 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Directors
Below NT$1,000,000

Lien-Chuan Lee, Hsiang-Ling Hu, Ching-Hwi Lee, Shin-Yi Chang, Sin-Horng Chen, Yu-Lin Huang, Hung-Yi Hsiao, Hsiu-Chuan Tsai, Lo-Yu Yen, Su-ming Lin, JenRan Chen, Chia-Chung Chen, Yu-Fen Lin, Chung-Chin Lu, Yi-Chin Tu

NT$1,000,000 to NT$1,999,999	Shih-Hung Tseng(1)
NT$2,000,000 to NT$3,499,999	None
NT$3,500,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	Chi-Mau Sheih(2), Shui-Yi Kuo(3)
Above NT$10,000,000	None
Total	18 people

(1)
As salary for serving as our employee.
(2)
As salary for serving as our Chief Executive Officer.
(3)
As salary for serving as our President.

Total Compensation	Senior Management
Below NT$1,000,000	None
NT$1,000,000 to NT$1,999,999	None
NT$2,000,000 to NT$3,499,999	Tian-Tsair Su
NT$3,500,000 to NT$4,999,999	None
NT$5,000,000 to NT$9,999,999	Shui-Yi Kuo, Li-Show Wu, Rong-Shy Lin, Wei-Kuo Hong, Yu-Shen Chen, Chih-Cheng Chien, Hsueh-Lan Wu, Chau-Young Lin
NT$10,000,000 to NT$14,999,999	Hong-Chan Ma
Above NT$15,000,000	None
Total	10 people

The compensation committee shall periodically review and assess compensation packages for the Board of Directors and executive management, which are then approved by the Board of Directors.

The compensation of the senior executives is linked to various KPI assessments, such as corporate performance, subordinate unit performance and personal performance, along with ESG outputs as an additional reference point for variable compensation.

We accrued NT$2,405,798 (US$78,288) pension expense for executive officers mentioned above in 2022. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 28 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 13 directors, including five independent directors. All of our directors were elected on May 27, 2022. The term is until May 26, 2025. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

Our Articles of Incorporation provide for a board of directors consisting of seven to fifteen directors, one-fifth of whom shall be expert representatives. Pursuant to the ROC Company Act, the ROC Securities and Exchange Act and Article 12-1 of our Articles of Incorporation provide for the election of, starting from the fifth commencement of the board of directors, at least three independent directors out of the 7-to-15-member board. The term “independent director” may have a different meaning when used in Taiwan than in other jurisdictions. We have used a nominating process, with the stockholders choosing the directors, including independent directors from the list of nominees. With respect to certain material decisions to be made by our board of directors as specified in the ROC Securities and Exchange Act, the Business Mergers and Acquisitions Act and other relevant laws and regulations, including the adoption or amendment to our internal control system, material loans or guarantees, the issuance of equity-type securities, matters in which directors have personal interests, the appointment and discharge of auditors, approval of financial reports, the appointment and discharge of financial, accounting or internal auditing officers and other matters prescribed by the ROC FSC or other relevant competent authorities, the dissenting opinion or qualified opinion of an independent director is required to be noted in the minutes of the board of directors’ meeting and disclosed on the website maintained by the TWSE.

Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual, and was comprised of three independent directors. See “Item 16G. Corporate Governance—Audit Committee.” Starting from the date of the annual general meeting in June 2013, we have established a new audit committee that replaces our supervisors and our old audit committee in accordance with Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act and our Articles of Incorporation, and as a result, we simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC. Accordingly, our audit committee is currently composed of all independent directors, namely Su-ming Lin, Chia-Chung Chen, Yu-Fen Lin, Chung-Chin Lu and Yi-Chin Tu, to be the members of the audit committee.

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

Our audit committee approves and handles following items: (i) adoption or amendment of internal control system in accordance to Article 14-1 of the Securities and Exchange Act; (ii) assessment of the effectiveness of the internal control system; (iii) adoption or amendment of procedures for handling financial or business activities of a material nature, such as acquisition or disposal of assets, derivatives trading, loaning of funds to others, and endorsements or guarantees of others, pursuant to Article 36-1 of the Securities and Exchange Act; (iv) conflicts of interest on behalf of the directors; (v) material asset or derivatives transactions; (vi) material monetary loans, endorsements, or provisions of guarantee; (vii) the offering, issuance, or private placement of any equity-type securities; (viii) the hiring or dismissal of a CPA, or the compensation given thereto; (ix) the appointment or discharge of a financial, accounting, or internal auditing supervisor; (x) annual financial reports; (xi) the matters regulated by the Business Mergers and Acquisitions Act; (xii) the first to the third quarter financial reports; (xiii) communications and discussions with CPAs; (xiv) resolutions of potential differences of opinions between Company management and CPAs; (xv) discussing and reporting other financial information and required disclosures under the U.S. Securities Exchange Act between Company management and CPAs; (xvi) approving the CPA firm's annual audit and non-audit services; and (xvii) any other material matter so required by the Company or relevant authorities. Our board of directors has concluded that Su-ming Lin and Chia-Chung Chen are our audit committee financial experts.

In addition to our audit committee, we also have a corporate strategy committee. Our corporate strategy committee may comprise five to nine directors. Currently, there are seven directors on the Committee. It is responsible for: (i) reviewing and advising on our mid- to long-term goals and strategies; (ii) major investments and mergers and acquisitions; (iii) major reorganizations of our company; (iv) applications for or returns of business licenses; (v) annual operating plans and budget compilations and revisions; (vi) capital increases or decreases; and (vii) other major strategic decisions that may affect our development. Conclusions made by the corporate strategy committee are considered at a subsequent board of directors meeting.

Article 14-6 of the ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors, and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the FSC to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Accordingly, our compensation committee is composed of three independent directors (Su-ming Lin, Chia-Chung Chen and Yu-Fen Lin) and is responsible for (i) stipulating and periodically reviewing the performance of the directors and managers, as well as the policy, system, standard, and structure of salary and compensation; and (ii) periodically reviewing and stipulating the salary and compensation of the directors and managers. The proposals of the compensation committee should be presented to the board of directors for discussion. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors and Audit Committee.”

In addition, our board of directors engages with management on information security/cybersecurity issues. See “Item 4. Information on the Company—B. Business Overview—Cybersecurity and Personal Information Protection.”

In November 2003, the SEC approved changes to the NYSE’s listing standards related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, like us, must disclose any significant ways in which their corporate governance practices differ from those followed by NYSE-listed non-foreign private issuers under the NYSE’s listing standards. See “Item 16G. Corporate Governance.” A copy of the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to non-foreign private issuers is also available on our website at http://www.cht.com.tw. The information contained on our website is not a part of this annual report.

D. Employees

As of December 31, 2022, we had 32,029 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2020 to 2022 on a consolidated basis.

	2020	2021	2022
Employees
Technical	16,352	16,150	16,534
Operations	14,031	13,852	13,630
Administrative	1,835	1,810	1,865
Total	32,218	31,812	32,029

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2020 to 2022.

	2020	2021	2022
Employees
Technical	12,115	11,855	11,664
Operations	7,711	7,311	7,020
Administrative(1)	1,224	1,185	1,198
Total	21,050	20,351	19,882

(1)
Included directors of Chunghwa Telecom Co., Ltd. in accordance with the ROC requirements.

As of December 31, 2022, 74.02% of our employees of Chunghwa Telecom Co., Ltd. had bachelor, master or doctoral degrees.

As of December 31, 2022, approximately 99.95% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 1.7% to 4.3% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2022, we distributed compensation to our employees of NT$1.4 billion (US$46.5 million).

E. Share Ownership

As of February 28, 2023, our directors and executive officers personally held an aggregate of 382,182 shares of our common shares, representing around 0.005% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2023 by each of our directors and executive officers.

Name	Number	%
Chi-Mau Sheih	72,054	*
Shui-Yi Kuo	35,000	*
Hsiang-Ling Hu	—	—
Ching-Hwi Lee	—	—
Shin-Yi Chang	—	—
Sin-Horng Chen	15,729	*
Hsiu-Chuan Tsai	1,000	*
Shih-Hung Tseng	2,245	*
Su-ming Lin	—	—
Chia-Chung Chen	—	—
Yu-Fen Lin	—	—
Chung-Chin Lu	—	—
Yi-Chin Tu	—	—
Li-Show Wu	32,964	*
Rong-Shy Lin	40,361	*
Wei-Kuo Hong	—	—
Yu-Shen Chen	100,000	*
Tian-Tsair Su	32,341	*
Chih-Cheng Chien	19,600	*
Hsueh-Lan Wu	18,000	*
Chau-Young Lin	12,888	*

* Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

In 2015, 2017, 2018 and 2020, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2020, 2021 and 2022, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 0.6 million, 0.4 million and 0.1 million common shares of CHIEF, respectively.

In 2019 and 2021, CHTSC, another consolidated subsidiary of ours, granted stock options to its employees to purchase common stock of CHTSC. As of December 31, 2020, 2021 and 2022, participants in CHTSC’s incentive plan had outstanding stock options to purchase 4.3 million, 6.5 million and 3.4 million common shares of CHTSC, respectively.

In 2013 and 2014, our consolidated subsidiary, IISI, which has been a public company since October 20, 2016, granted stock options to its employees entitling them to purchase common stock of IISI. As of December 31, 2020, participants in IISI’s stock incentive plan had outstanding stock options to purchase 0.5 million common shares of IISI. As of December 31, 2021 and 2022, there were no outstanding stock options.

In 2021 and 2022, our consolidated subsidiary, CLPT, granted stock options to its employees entitling them to purchase common stock of CLPT. As of December 31, 2021 and 2022, participants in CLPT’s stock incentive plan had outstanding stock options to purchase 0.6 million and 1.0 million common shares of CLPT, respectively.

See Note 34 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding share-based payment arrangements of CHIEF, CHTSC, IISI and CLPT.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of February 28, 2023, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2020		As of March 31, 2021		As of March 31, 2022		As of February 28, 2023
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,263,615,684	42.07	3,265,349,684	42.10	3,301,701,984	42.56	3,320,526,730	42.80
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd(2)	579,803,184	7.47	632,961,184	8.16	493,359,184	6.36	428,647,184	5.53

(1)
Includes shares held through the MOTC and other government-controlled entities.
(2)
Information as of July 27, 2019, July 4, 2020, August 27, 2021 and July 3, 2022 the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of February 28, 2023, 30 record holders held 19,396,964 ADSs (each representing ten common shares), which represents approximately 2.5% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the U.S.

None of our shareholders has different voting rights from other shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Please refer to “Item 4. Information on the Company—A. History and Development of the Company” for a discussion of our alliances, acquisitions and investments. Please refer to Notes 3, 14, 15 and 39 to our consolidated financial statements included elsewhere in this annual report for descriptions of Chunghwa’s subsidiaries, investments accounted for using equity method, and related party transactions.

On April 1, 2007, Chunghwa entered into an agreement with SENAO making SENAO the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, SENAO also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in SENAO’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2022, SENAO received NT$7.2 billion (US$0.2 billion) from Chunghwa. Chunghwa also sells mobile handsets to SENAO. For the year ended December 31, 2022, Chunghwa sold mobile handsets to SENAO, which amounted to NT$3.8 billion (US$0.1 billion).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$6.5 billion (US$0.2 billion) in 2022 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.7 billion (US$55.7 million) in 2022.

Chunghwa paid Taiwan International Standard Electronics approximately NT$0.8 billion (US$27.5 million) in 2022 for the purchase of telecommunications exchange facilities and related supplies as well as the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2018 to 2022. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2018	4.4790	34.7
Year ended December 31, 2019	4.2260	32.8
Year ended December 31, 2020	4.3060	33.4
Year ended December 31, 2021	4.6080	35.7
Year ended December 31, 2022(2)	4.7020	36.5

(1)
Cash dividend unless otherwise indicated.
(2)
Dividends for 2022, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2023 and to be declared at our annual general stockholders’ meeting scheduled on May 26, 2023. Our payout ratio was 100.00% in 2022.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our common shares. The closing price for our common shares on the TWSE on April 6, 2023 was NT$120.5 per share.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The closing price for our ADSs on the NYSE on April 6, 2023 was US$39.49 per ADS. Each of our ADSs represents the right to receive ten shares.

As of April 6, 2023, a total of 19,221,964 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2022.

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
•
distribution of any share dividend;
•
dissolution;
•
excusing a director from his or her non-competition obligation, which may allow such director to do anything for himself or on behalf of another person that is within the scope of our business;
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

Other Rights of Stockholders

Under the ROC Company Act and the Business Mergers and Acquisitions Act, dissenting stockholders who also made negative votes or waived their voting rights are entitled to appraisal rights in certain major corporate actions, such as a planned transfer of the whole or part of the business or a proposed merger by us. A dissenting stockholder who voted against the proposed transaction or otherwise abstained from voting may request us to purchase back all of the shares owned by the stockholder at a fair price determined by mutual agreement or determined by the court if a mutual agreement cannot be reached. For example, if we propose to split up or to consolidate or merge with another company, stockholders may exercise their appraisal rights by serving a written notice or raising his objection verbally with a record prior to or during the related stockholders’ meeting. Moreover, a stockholder has the right to file a petition in the court for annulment of any resolution adopted at a stockholders’ meeting where the procedures for convening the stockholders’ meeting or the method of adopting the resolutions at the meeting is contrary to law or our Articles of Incorporation.

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

Tax Treaty

The ROC does not have an income tax treaty with the U.S. On the other hand, the ROC has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Switzerland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand, Eswatini, Luxembourg, Kiribati, Austria, Italy, Japan, Canada, Poland, Czech Republic and Saudi Arabia, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain U.S. federal income tax consequences, as of the date hereof, of the ownership and disposition of our shares and ADSs. The discussion set forth below is applicable only to beneficial owners of our shares or ADSs that hold the shares or ADSs as capital assets and that are U.S. holders (defined below) and non-residents of the ROC. You are a U.S. holder if you are:

•
an individual who is a citizen or resident of the U.S.;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
•
an estate the income of which is subject to U.S. federal income taxation regardless of its source;
•
a trust if it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust; or
•
a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. It is for general purposes only and you should not consider it to be tax advice. In addition, it assumes that the deposit agreement and any related agreement will be performed in accordance with their terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences or the Medicare tax on net investment income). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•
a dealer or broker in securities or currencies;
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

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of the shares or ADSs, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

In general, for U.S. federal income tax purposes, a U.S. holder who is the beneficial owner of an ADS will be treated as the owner of the shares underlying such ADS. Deposits or withdrawals of shares, actually or constructively, by U.S. holders for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of distributions (other than certain pro rata distributions of shares to all stockholders) you receive on your shares or ADSs, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits as calculated according to U.S. federal income tax principles. These amounts (including withheld taxes) will be includible in your gross income as ordinary income on the day you actually or constructively receive the distributions, which in the case of an ADS will be the date actually or constructively received by the depositary. You will not be entitled to claim a dividends-received deduction generally allowed to corporations under the Code for any distributions that you receive from us.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. Subject to the discussion below under “—Passive Foreign Investment Company,” a foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the U.S. Under current U.S. Treasury Department guidance, our ADSs, which are listed on the NYSE, but not our shares, are treated as readily tradable on an established securities market in the U.S. Thus, we do not believe that dividends that we pay on our shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the U.S. in later years, or that our shares will be readily tradable on an established securities market in the U.S. in any given year. You should consult your own tax advisor regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in NT dollars will equal the U.S. dollar value of the NT dollars you receive, calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, which in the case of an ADS will be the date actually or constructively received by the depositary, regardless of whether the NT dollars are actually converted into U.S. dollars. If the NT dollars received as a dividend are converted into U.S. dollars on the date they are actually or constructively received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the NT dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss you realize if you subsequently sell or otherwise dispose of the NT dollars will be treated as ordinary income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Subject to certain conditions and limitations under the Code, you may be entitled to a credit against your U.S. federal income taxes or a deduction for any ROC taxes that are withheld from dividend distributions made to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends we pay with respect to shares or ADSs will generally be considered passive category income from sources outside the U.S. However, a U.S. holder that has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. Furthermore, recently issued Treasury regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, you may be able to deduct ROC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year).The rules governing the foreign tax credit and deductions for foreign taxes are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

For U.S. tax purposes, any such tax-free share distribution would not result in foreign source income to you. Consequently, you may not be able to use a foreign tax credit for any ROC withholding tax imposed on such distributions unless you can use the credit (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2022, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our shares or ADSs and the proceeds from the sale, exchange or other disposition of our shares or ADSs that are paid to you within the U.S. (and in certain cases, outside the U.S.), unless you establish that you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

J. Annual Report to Security Holders

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the benchmark rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2022 would have increased or decreased by NT$18.3 million (US$0.6 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2022, our cash and cash equivalents amounted to NT$50.2 billion (US$1.3 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenue. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) investment denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2022 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	NT$/EUR	2023.03	NT$62 million/EUR2 million
Forward exchange contracts-Buy	NT$/EUR	2023.03	NT$423 million/EUR13 million

Note 37 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of holding other company’s equity and we manage our investment portfolio in accordance with our internal policies and procedures.

The table below presents the carrying amount and accumulated unrealized gain or loss for our financial assets at fair value through profit or loss, or FVTPL, and financial assets at fair value through other comprehensive income, or FVOCI, as of December 31, 2022.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Financial assets at FVTPL
Listed stocks	1	—	—
Non-listed stocks and limited partnership	996	29	134
Financial assets at FVOCI
Listed stocks	273	—	108
Non-listed stocks	3,218	521	566

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our profit before tax and other comprehensive income before tax for the year ended December 31, 2022 would have increased or decreased by NT$50 million (US$1.6 million) and NT$175 million (US$5.7 million) as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

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

Payments by Depositary

In 2022, we received US$0.4 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2022, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 17, 2023, expressed an unqualified opinion on those consolidated financial statements.

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

April 17, 2023

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Su-ming Lin and Chia-Chung Chen are our audit committee financial experts and independent directors. See “Item 6. Directors, Senior Management and Employees —C. Board Practices.”

The SEC has indicated that the designation of Mr. Lin and Mr. Chen as the audit committee financial experts does not: (i) make Mr. Lin and Mr. Chen the “experts” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liability on Mr. Lin and Mr. Chen that are greater than those imposed on them as members of the audit committee and the board of directors in the absence of such designation; or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that apply to our directors, managers, employees, and mandataries, including our chief executive officer and chief financial officer. We have posted copies of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at https://www.cht.com.tw/en/home/cht/about-cht/corporate-governance/other-bylaws.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche (PCAOB ID No. 1060), our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche during the periods indicated below.

	Year Ended December 31
	2021	2022
	NT$	NT$	US$
	(in millions)
Audit fees(1)	49.3	41.1	1.3
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	0.3	9.0	0.3

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

Code of Business Conduct and Ethics. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies must adopt a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We have adopted the Code of Ethics which applies to our directors, managers and employees, and the Ethical Corporate Management Best Practice Principles that applies to our directors, managers, employees and persons having substantial control over us. We have filed the Code of Ethics and the Ethical Corporate Management Best Practice Principles as exhibits to our annual report filed with the U.S. SEC and a copy is available to any stockholder upon request.

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

ITEM 16J. INSIDER TRADING POLICIES

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1*	Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on May 27, 2022.

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

8.1*	List of Subsidiaries.

11.1*	Code of Ethics (English translation), as last amended by the board of directors on February 24, 2023.

11.2

Ethical Corporate Management Best Practice Principles (English translation) (incorporated by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-31731) filed with the Commission on April 15, 2022).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE *	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith.

* Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ CHI-MAU SHEIH
	Name:	Chi-Mau Sheih
	Title:	Chairman and Chief Executive Officer

Date: April 17, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue Recognition on Mobile Service – Refer to Notes 3 and 43 to the consolidated financial statements

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
•
We tested manual controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s accounting system.
•
We selected samples from mobile service revenue and agreed to customer contracts and records of cash receipts.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan Republic of China

April 17, 2023

We have served as the Company's auditor since 1998.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2022

(In Millions of New Taiwan or U.S. Dollars)

		2021	2022
ASSETS	Notes	NT$	NT$	US$ (Note 6)
CURRENT ASSETS
Cash and cash equivalents	3, 7	$39,779	$50,193	$1,633
Financial assets at fair value through profit or loss	3, 4, 8	3	4	—
Hedging financial assets	3, 21	—	13	—
Contract assets	3, 30	5,554	6,056	197
Trade notes and accounts receivable, net	3, 4, 10, 14, 30	23,947	24,672	803
Receivables from related parties	39	41	75	2
Inventories	3, 4, 11	11,327	11,316	368
Prepayments	12	2,330	2,398	78
Other current monetary assets	13, 28, 35	5,061	3,619	118
Other current assets	20, 32, 40	2,979	3,555	117
Total current assets		91,021	101,901	3,316
NONCURRENT ASSETS
Financial assets at fair value through profit or loss	3, 4, 8	909	1,020	33
Financial assets at fair value through other comprehensive income	3, 4, 9, 35	3,616	3,491	114
Investments accounted for using equity method	3, 15, 35	7,137	6,949	226
Contract assets	3, 30	2,608	3,137	102
Property, plant and equipment	3, 4, 14, 16, 35, 39, 40	289,100	291,528	9,488
Right-of-use assets	3, 4, 17, 39	11,051	11,103	361
Investment properties	3, 4, 18, 35, 39	9,663	9,804	319
Intangible assets	3, 4, 14, 19, 35, 39	83,945	79,187	2,577
Deferred income tax assets	3, 14, 32	2,785	2,197	71
Incremental costs of obtaining a contract	3, 30	988	980	32
Net defined benefit assets	3, 4, 14, 28	3,391	5,266	171
Prepayments	12	1,798	1,728	56
Other noncurrent assets	20, 35, 40, 41	4,863	4,705	153
Total noncurrent assets		421,854	421,095	13,703
TOTAL		$512,875	$522,996	$17,019

(Continued)

		2021	2022
LIABILITIES AND EQUITY	Notes	NT$	NT$	US$ (Note 6)
CURRENT LIABILITIES
Short-term loans	22	$65	$722	$23
Financial liabilities at fair value through profit or loss	3, 4, 8	6	—	—
Hedging financial liabilities	3, 21	8	—	—
Contract liabilities	3, 30	12,234	13,390	436
Trade notes and accounts payable	25	18,063	16,429	535
Payables to related parties	39	392	539	18
Current tax liabilities	3, 32	6,530	6,999	228
Lease liabilities	3, 4, 17, 35, 39	3,211	3,339	109
Other payables	26, 35	24,437	25,080	816
Provisions	3, 14, 27	285	226	7
Other current liabilities		998	1,016	32
Total current liabilities		66,229	67,740	2,204
NONCURRENT LIABILITIES
Long-term loans	23, 40	1,600	1,600	52
Bonds payable	24	26,977	30,477	992
Contract liabilities	3, 30	6,840	7,674	250
Deferred income tax liabilities	3, 14, 32	2,189	2,301	75
Provisions	3, 14, 27	142	173	6
Lease liabilities	3, 4, 17, 35, 39	7,062	7,334	239
Customers’ deposits	39	5,336	5,157	168
Net defined benefit liabilities	3, 4, 14, 28	2,288	2,285	74
Other noncurrent liabilities		5,082	6,726	218
Total noncurrent liabilities		57,516	63,727	2,074
Total liabilities		123,745	131,467	4,278
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,524
Additional paid-in capital		149,810	149,844	4,876
Retained earnings
Legal reserve		77,574	77,574	2,524
Special reserve		2,676	3,084	101
Unappropriated earnings		70,157	71,268	2,319
Total retained earnings		150,407	151,926	4,944
Others		(408)	(223)	(7)
Total equity attributable to stockholders of the parent	14, 29	377,383	379,121	12,337
NONCONTROLLING INTERESTS	14, 29	11,747	12,408	404
Total equity		389,130	391,529	12,741
TOTAL		$512,875	$522,996	$17,019

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2020	2021	2022
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	3, 30, 39, 43	$207,609	$210,478	$216,739	$7,053
OPERATING COSTS	3, 11, 28, 30, 31, 39	137,029	135,111	136,717	4,449
GROSS PROFIT		70,580	75,367	80,022	2,604
OPERATING EXPENSES
Marketing		20,913	20,944	22,819	742
General and administrative		5,006	5,293	6,580	214
Research and development		3,850	3,688	3,774	123
Expected credit loss		45	143	117	4
Total operating expenses	3, 10, 28, 31, 39	29,814	30,068	33,290	1,083
OTHER INCOME AND EXPENSES	16, 17, 18, 19, 31, 43	1,595	(369)	93	3
INCOME FROM OPERATIONS		42,361	44,930	46,825	1,524
NON-OPERATING INCOME AND EXPENSES
Interest income	43	116	95	249	8
Other income	9, 31, 39	470	378	369	13
Other gains and losses	15, 31, 37, 39	(159)	461	(418)	(14)
Interest expense	17, 31, 39, 43	(206)	(218)	(263)	(9)
Share of profits of associates and joint ventures accounted for using equity method	15, 43	244	421	442	14
Total non-operating income and expenses		465	1,137	379	12
INCOME BEFORE INCOME TAX		42,826	46,067	47,204	1,536
INCOME TAX EXPENSE	3, 32	8,122	9,020	9,335	304
NET INCOME		34,704	37,047	37,869	1,232
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	28	1,193	390	1,154	38
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	3, 29, 37	519	(1,186)	(137)	(4)
Gain or loss on hedging instruments subject to basis adjustment	3, 21	2	(10)	21	1
Share of other comprehensive income (loss) of associates and joint ventures	15	(4)	(4)	3	—
Income tax relating to items that will not be reclassified to profit or loss	32	(239)	(78)	(231)	(8)
		1,471	(888)	810	27

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2020	2021	2022
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$(177)	$(77)	$296	$10
Share of other comprehensive income (loss) of associates and joint ventures	15	(4)	(1)	6	—
Income tax relating to items that may be reclassified subsequently	32	—	—	—	—
		(181)	(78)	302	10
Total other comprehensive income (loss), net of income tax		1,290	(966)	1,112	37
TOTAL COMPREHENSIVE INCOME		$35,994	$36,081	$38,981	$1,269
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$33,419	$35,616	$36,358	$1,183
Noncontrolling interests		1,285	1,431	1,511	49
		$34,704	$37,047	$37,869	$1,232
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$34,713	$34,652	$37,450	$1,219
Noncontrolling interests		1,281	1,429	1,531	50
		$35,994	$36,081	$38,981	$1,269
EARNINGS PER SHARE	33
Basic		$4.31	$4.59	$4.69	$0.15
Diluted		$4.30	$4.59	$4.68	$0.15
EARNINGS PER EQUIVALENT ADS
Basic		$43.08	$45.91	$46.87	$1.53
Diluted		$43.03	$45.86	$46.81	$1.52

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
			Retained Earnings				Others
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value through Other Comprehensive Income	Gain or Loss on Hedging Instruments	Total Others	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2020	$77,574	$149,762	$77,574	$2,676	$65,984	$146,234	$(148)	$735	$—	$587	$374,157	$10,115	$384,272
Appropriation of 2019 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(32,783)	(32,783)	—	—	—	—	(32,783)	—	(32,783)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(775)	(775)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2020	—	—	—	—	33,419	33,419	—	—	—	—	33,419	1,285	34,704
Other comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	937	937	(167)	522	2	357	1,294	(4)	1,290
Total comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	34,356	34,356	(167)	522	2	357	34,713	1,281	35,994
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	17	17	—	(17)	—	(17)	—	—	—
Share-based payment transactions of subsidiaries	—	26	—	—	—	—	—	—	—	—	26	63	89
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	476	476
BALANCE, DECEMBER 31, 2020	77,574	149,790	77,574	2,676	67,574	147,824	(315)	1,240	2	927	376,115	11,158	387,273
Appropriation of 2020 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(33,404)	(33,404)	—	—	—	—	(33,404)	—	(33,404)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(896)	(896)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	1	—	—	—	—	—	—	—	—	1	—	1
Net income for the year ended December 31, 2021	—	—	—	—	35,616	35,616	—	—	—	—	35,616	1,431	37,047
Other comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	311	311	(77)	(1,188)	(10)	(1,275)	(964)	(2)	(966)
Total comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	35,927	35,927	(77)	(1,188)	(10)	(1,275)	34,652	1,429	36,081
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	60	60	—	(60)	—	(60)	—	—	—
Share-based payment transactions of subsidiaries	—	17	—	—	—	—	—	—	—	—	17	56	73
BALANCE, DECEMBER 31, 2021	77,574	149,810	77,574	2,676	70,157	150,407	(392)	(8)	(8)	(408)	377,383	11,747	389,130
Appropriation of 2021 earnings
Special reserve	—	—	—	408	(408)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,746)	(35,746)	—	—	—	—	(35,746)	—	(35,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,053)	(1,053)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	5	—	—	—	—	—	—	—	—	5	10	15
Net income for the year ended December 31, 2022	—	—	—	—	36,358	36,358	—	—	—	—	36,358	1,511	37,869
Other comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	907	907	281	(117)	21	185	1,092	20	1,112
Total comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	37,265	37,265	281	(117)	21	185	37,450	1,531	38,981
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment transactions of subsidiaries	—	27	—	—	—	—	—	—	—	—	27	62	89
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	111	111
BALANCE, DECEMBER 31, 2022	$77,574	$149,844	$77,574	$3,084	$71,268	$151,926	$(111)	$(125)	$13	$(223)	$379,121	$12,408	$391,529
BALANCE, DECEMBER 31, 2022 (IN MILLIONS OF US$ - Note 6)	$2,524	$4,876	$2,524	$101	$2,319	$4,944	$(4)	$(4)	$1	$(7)	$12,337	$404	$12,741
The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In Millions of New Taiwan or U.S. Dollars)

	2020	2021	2022
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$42,826	$46,067	$47,204	$1,536
Adjustments for:
Depreciation	30,942	31,832	32,786	1,067
Amortization	5,424	6,569	6,643	216
Amortization of incremental costs of obtaining contracts	772	815	841	27
Expected credit loss	45	143	117	4
Interest expense	206	218	263	9
Interest income	(116)	(95)	(249)	(8)
Dividend income	(246)	(154)	(157)	(5)
Compensation cost of share-based payment transactions	8	19	16	1
Share of profits of associates and joint ventures accounted for using equity method	(244)	(421)	(442)	(14)
Loss (gain) on disposal of property, plant and equipment	(1,428)	3	5	—
Gain on disposal of investment properties	(151)	—	—	—
Loss on disposal of intangible assets	2	—	—	—
Loss (gain) on disposal of financial instruments	2	—	(1)	—
Loss (gain) on disposal of investments accounted for using equity method	(10)	(4)	14	—
Provision for impairment loss and obsolescence of inventory	1,161	207	34	1
Impairment loss on right-of-use assets	—	420	—	—
Reversal of impairment loss on investment properties	(27)	(83)	(107)	(3)
Impairment loss on intangible assets	9	29	9	—
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	99	(243)	206	7
Others	4	(133)	254	8
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(203)	(336)	(1,031)	(34)
Trade notes and accounts receivable	4,071	(1,339)	(785)	(26)
Receivables from related parties	(214)	189	(34)	(1)
Inventories	3,915	875	(23)	(1)
Prepayments	173	392	2	—
Other current monetary assets	355	(386)	(165)	(5)
Other current assets	156	(630)	(576)	(19)
Incremental cost of obtaining contracts	(829)	(803)	(833)	(27)
Increase (decrease) in:
Contract liabilities	(3,289)	(1,652)	1,990	65
Trade notes and accounts payable	21	2,468	(1,631)	(53)
Payables to related parties	(8)	(255)	147	5
Other payables	(924)	248	782	25
Provisions	95	13	(28)	(1)
Other current liabilities	46	(12)	60	2
Net defined benefit plans	(174)	(756)	(724)	(24)
Cash generated from operations	82,469	83,205	84,587	2,752
Interests paid	(161)	(192)	(239)	(7)
Income taxes paid	(7,852)	(8,155)	(8,397)	(273)
Net cash provided by operating activities	74,456	74,858	75,951	2,472

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In Millions of New Taiwan or U.S. Dollars)

	2020	2021	2022
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(85)	$(313)	$(19)	$(1)
Proceeds from disposal of financial assets at fair value through other comprehensive income	297	2,912	—	—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	—	7	—
Acquisition of financial assets at fair value through profit or loss	(39)	(44)	(360)	(12)
Proceeds from disposal of financial assets at fair value through profit or loss	30	25	15	—
Proceeds from capital reduction of financial assets at fair value through profit or loss	—	—	66	2
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(5,216)	(17,369)	(5,670)	(185)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	6,630	18,446	7,310	238
Proceeds from disposal of repurchase agreements collateralized by bonds with maturities of more than three months	15	—	—	—
Acquisition of investments accounted for using equity method	(10)	(330)	(52)	(2)
Proceeds from disposal of investments accounted for using equity method	—	9	—	—
Proceeds from capital reduction of investments accounted for using equity method	—	—	340	11
Acquisition of property, plant and equipment	(23,511)	(35,333)	(31,535)	(1,026)
Proceeds from disposal of property, plant and equipment	319	27	16	1
Acquisition of intangible assets	(47,605)	(256)	(1,893)	(62)
Acquisition of investment properties	(54)	(1)	(18)	(1)
Proceeds from disposal of investment properties	188	—	—	—
Decrease (increase) in other noncurrent assets	(208)	338	235	9
Interests received	125	95	219	7
Dividends received	516	622	550	18
Net cash inflow on acquisition of subsidiaries	354	—	—	—
Net cash used in investing activities	(68,254)	(31,172)	(30,789)	(1,003)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(In Millions of New Taiwan or U.S. Dollars)

	2020	2021	2022
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	$115	$154	$1,292	$42
Repayments of short-term loans	(142)	(156)	(635)	(21)
Proceeds from short-term bills payable	41,000	5,000	—	—
Repayments of short-term bills payable	(34,000)	(12,000)	—	—
Proceeds from issuance of bonds	20,000	7,000	3,500	114
Payments for transaction costs attributable to the issuance of bonds	(21)	(7)	(4)	—
Increase (decrease) in customers’ deposits	62	477	(223)	(7)
Payments for the principal of lease liabilities	(3,683)	(3,729)	(3,777)	(123)
Increase in other noncurrent liabilities	342	3,191	1,644	53
Cash dividends paid	(32,783)	(33,404)	(35,746)	(1,163)
Cash dividends distributed to noncontrolling interests	(775)	(896)	(1,053)	(34)
Change in other noncontrolling interests	81	54	200	7
Unclaimed dividend	2	2	2	—
Net cash used in financing activities	(9,802)	(34,314)	(34,800)	(1,132)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(30)	(13)	52	2
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,630)	9,359	10,414	339
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	34,050	30,420	39,779	1,294
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$30,420	$39,779	$50,193	$1,633

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.
GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

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

Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022. Please refer to Note 43 Segment Information for details.

2.
APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on March 29, 2023.

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
The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2021	2022	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	b)
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	c)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	37	d)
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2021	2022	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	77	73	e)
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	f)
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	g)
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	h)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	i)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	j)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	k)
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	l)
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	—	100	m)

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2021	2022	Note
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd. (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	—	54	n)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	o)
Senao International HK Limited	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	—	—	p)
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	—	q)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	r)
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	100	s)
	IISI Investment Co., Ltd. (“IICL”)	Investment	100	—	t)
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	99.96
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	100	s)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	100	—	t)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	100	—	t)
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	—	—	u)

(Concluded)

a)
Chunghwa continues to control seven out of thirteen seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.
b)
DHT reduced and returned its capital to its stakeholders in March 2021. The Company’s ownership interest in DHT remained the same.
c)
CHIEF issued new shares in March 2021, December 2021, March 2022 and December 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.89% and 58.67% as of December 31, 2021 and 2022, respectively.
d)
Chunghwa did not participate in the capital increase of CHST in November 2022. Therefore, the Company’s ownership interest in CHST decreased to 37.09% as of December 31, 2022. However, Chunghwa continues to control three out of five seats of the Board of Directors of CHST. As a result, the Company treated CHST as a subsidiary.
e)
CHTSC issued new shares in February 2021, February 2022 and May 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% and 73.09% as of December 31, 2021 and 2022, respectively.
f)
IISI issued new shares in April 2020, as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 31.16% as of June 30, 2020. Chunghwa obtained 20.38% ownership interest in IISI in July 2020 and Chunghwa’s ownership interest in

IISI increased to 51.54% by considering the previously held ownership interest in IISI. Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and treated it as a subsidiary. As the business combination was achieved in stages, the Company remeasured the previously held equity interest of IISI and recognized gain on disposal of $1 million under “other gains and losses” on the consolidated statements of comprehensive income. The Company treated IISI as a subsidiary starting from the acquisition date and included IISI and its subsidiaries in the consolidated financial statements. Please refer to Note 14(c). IISI issued new shares in January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased to 51.02%.
g)
SIS reduced and returned its capital to its stakeholders in November 2020 and July 2021. SIS reduced 8.14%, 48.15% and 96.26% of its capital to offset accumulated deficits in February 2021, October 2021 and November 2022, respectively. The Company’s ownership interest in SIS remained the same.
h)
In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. Senaolife will be the dissolved company. In January 2023, the Board of Directors of SENYOUNG approved the merger completion date as March 1, 2023.
i)
CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.
j)
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
l)
CHPT increased its investment in CHPT (International) proportionally in April 2021 and the Company’s ownership interest in CHPT (International) remained the same.
m)
CHPT invested and established TestPro in March 2022. CHPT obtained 100% ownership interest of TestPro.
n)
TestPro invested and established NavCore in May 2022. TestPro obtained 54.25% ownership interest of NavCore.
o)
SIHK reduced and returned its capital to its stakeholders in November 2020 and May 2021. SIHK reduced 8.15% and 47.79% of its capital to offset accumulated deficits in January and August 2021, respectively. The Company’s ownership interest in SIHK remained the same. SIHK was approved to end and dissolve its business in August 2022. The liquidation of SIHK is still in process.
p)
SITS completed its liquidation in April 2021.
q)
CTC completed its liquidation in October 2022.
r)
CHPT (International) increased its investment in SZPT proportionally in July 2021. The Company’s ownership interest in SZPT remained the same.
s)
The Board of Directors of IISI approved to end and dissolve the business of IESA and IEHK. The liquidation of IESA and IEHK is still in process.
t)
IICL, LTCL and LSCL completed the cancellation of registration in September 2022.
u)
IISS completed its liquidation in August 2021.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of December 31, 2022.

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as they are incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interests in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

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

Cash Equivalents

Cash equivalents include those maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value such as commercial papers, negotiable certificates of deposit, time deposits and stimulus vouchers. These cash equivalents are held for the purpose of meeting short-term cash commitments.

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

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts. In assessing whether a contract is onerous, the cost of fulfilling a contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that are related directly to fulfilling contracts.

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

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. The Company accounts for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the consolidated balance sheets.

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
1)
Principal versus agent

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

2)
Control over subsidiaries

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

5.
APPLICATION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied Amendments to IFRSs: Annual Improvements to IFRS Standards 2018-2020, Amendments to IFRS 3: Reference to the Conceptual Framework, Amendments to IAS 16: Property, Plant and Equipment - Proceeds before Intended Use, Amendments to IAS 37: Onerous Contracts - Cost of Fulfilling a Contract. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

New and Amended IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and amended IFRSs that have been issued but are not yet effective.

New or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 2)
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 3)
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023 (Note 4)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IFRS 16	Leases Liability in a Sale and Leaseback	January 1, 2024 (Note 5)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024

Note 1: The aforementioned new or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 2: The amendments will be applied for annual reporting periods beginning on or after January 1, 2023.

Note 3: The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 4: Except for deferred taxes that were recognized on January 1, 2022 for temporary differences associated with leases and decommissioning obligations, the amendments were applied prospectively to transactions that occur on or after January 1, 2022.

Note 5: A seller-lessee shall apply the Amendments to IFRS 16 retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

The application of “Amendments to IAS 1: Disclosure of Accounting Policies ”, “Amendments to IAS 8: Definition of Accounting Estimates ” and“Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction ” will not have material impact on the Company’s consolidated financial statements.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing whether the application of “Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture”, “Amendments to IFRS 16: Leases Liability in a Sale and Leaseback ”, “Amendments to IAS 1: Classification of Liabilities as Current or Non-current ” and “Amendments to IAS 1: Non-current Liabilities with Covenants ” will have the impact on the Company’s financial position and operating result. The Company will disclose the relevant impact when the assessment is completed.

6.
U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 30, 2022, which was NT$30.73 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.
CASH AND CASH EQUIVALENTS

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$440	$472
Bank deposits	15,647	10,423
	16,087	10,895
Cash equivalents (with maturities of less than three months)
Commercial papers	$13,530	$19,592
Negotiable certificates of deposit	7,500	15,500
Time deposits	2,657	4,206
Stimulus vouchers	5	—
	23,692	39,298
	$39,779	$50,193

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

December 31
	2021	2022
Bank deposits	0.00%-0.45%	0.00%-2.62%
Commercial papers	0.17%-0.30%	0.56%-1.30%
Negotiable certificates of deposit	0.27%-0.30%	1.20%-1.45%
Time deposits	0.01%-3.60%	0.01%-4.65%

8.
FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$3
Non-derivatives
Listed stocks - domestic	3	1

	$3	$4

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$648	$758
Non-listed stocks - foreign	237	103
Limited partnership - domestic	24	135
Film and drama investing agreements	—	24

	$909	$1,020

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$6	$—

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600 million in January 2022. As of December 31, 2022, Chunghwa invested $100 million.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

		Maturity	Contract Amount
	Currency	Period	(In Millions)
December 31, 2021
Forward exchange contracts - buy	NT$/EUR	2022.03	NT$257/EUR8

December 31, 2022
Forward exchange contracts - buy	NT$/EUR	2023.03	NT$62/EUR2

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Domestic investments
Listed stocks	$459	$273
Non-listed stocks	3,030	3,084
Foreign investments
Non-listed stocks	127	134
	$3,616	$3,491

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

The Company disposed of all its investments in UUPON Inc. (UUPON) in December 2022 and the fair value of the disposed investment was $0.2 million. The Company disposed of its investment in China Airlines, Ltd. starting from December 2020 and sold all its shares by February 2021. The total fair value of the disposed investment was $2,636 million in 2021. The Company disposed of its investments in UUPON and Cotech Engineering Fuzhou Corp. in October and December 2021 and the fair value of the disposed investment were $1 million and $4 million, respectively.

CHI obtained significant influence over AgriTalk Technology Inc. (“ATT”) and Imedtac Co., Ltd. (“IME”) in July 2021 and August 2021, respectively. Therefore, the aforementioned investments were reclassified from financial asset at FVOCI to investments in associates at fair value of $19 million and $45 million, respectively. (Please refer to Note 15 (a)).

The related unrealized gains and losses on financial assets at FVOCI of gain of $60 million and loss of $0.1 million were transferred from other equity to retained earnings upon the aforementioned disposals in 2021 and 2022, respectively.

CHI participated in the private placement of PChome Online Inc. in the amount of $200 million in October 2021.

The Company recognized dividend income of $246 million, $154 million and $157 million for the years ended December 31, 2020, 2021 and 2022, respectively, of which $246 million, $153.9 million and $157 million were from the outstanding investments on December 31, 2020, 2021 and 2022, respectively.

10.
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$25,552	$26,037
Less: Loss allowance	(1,605)	(1,365)
	$23,947	$24,672

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

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	1%-22%	3%-62%	11%-80%	25%-90%	49%-97%	100%
Gross carrying amount	$16,411	$282	$82	$45	$31	$31	$603	$17,485
Loss allowance (Lifetime ECL)	(51)	(23)	(29)	(30)	(25)	(28)	(603)	(789)
Amortized cost	$16,360	$259	$53	$15	$6	$3	$—	$16,696

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,988	$—	$7	$14	$—	$2	$770	$4,781
Loss allowance (Lifetime ECL)	(8)	—	(1)	(4)	—	(1)	(770)	(784)
Amortized cost	$3,980	$—	$6	$10	$—	$1	$—	$3,997

December 31, 2022

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	1%-20%	3%-64%	11%-80%	25%-90%	45%-96%	100%
Gross carrying amount	$17,163	$310	$87	$33	$28	$34	$599	$18,254
Loss allowance (Lifetime ECL)	(50)	(22)	(20)	(21)	(20)	(29)	(599)	(761)
Amortized cost	$17,113	$288	$67	$12	$8	$5	$—	$17,493

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,798	$119	$11	$53	$1	$2	$547	$4,531
Loss allowance (Lifetime ECL)	(3)	(6)	(1)	(16)	(1)	(1)	(547)	(575)
Amortized cost	$3,795	$113	$10	$37	$—	$1	$—	$3,956

Note a: Please refer to Notes 43 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

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

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2021	2022
	NT$	NT$
	(In Millions)
Beginning balance	$2,154	$1,605
Add: Provision for credit loss	123	109
Less: Amounts written off	(672)	(349)
Ending balance	$1,605	$1,365

11.
INVENTORIES

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Merchandise	$4,070	$3,978
Project in process	4,805	4,859
Work in process	145	98
Raw materials	224	279
	9,244	9,214
Land held under development	1,999	1,999
Construction in progress	84	103
	$11,327	$11,316

The operating costs related to inventories were $53,847 million, $51,180 million and $49,544 million for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, valuation loss on inventories recognized as operating costs included the amounts of $1,161 million, $207 million and $34 million, respectively.

As of December 31, 2021 and 2022, inventories of $2,083 million and $2,102 million, respectively, were expected to be recovered for a time period longer than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

12.
PREPAYMENTS

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Prepaid rents	$2,349	$2,316
Others	1,779	1,810
	$4,128	$4,126
Current
Prepaid rents	$566	$589
Others	1,764	1,809
	$2,330	$2,398
Noncurrent
Prepaid rents	$1,783	$1,727
Others	15	1
	$1,798	$1,728

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.
OTHER CURRENT MONETARY ASSETS

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Time deposits and negotiable certificates of deposit with maturities of more than three months	$3,499	$1,916
Accrued custodial receipts	765	815
Others	797	888
	$5,061	$3,619

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2021	2022
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%-2.70%	0.03%-3.00%

14.
SUBSIDIARIES
a.
Information on subsidiaries with material noncontrolling interests

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	and Principal	December 31
Subsidiaries	Place of Business	2021	2022
SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2020	2021	2022	2021	2022
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
SENAO	$312	$421	$462	$4,337	$4,454
CHPT	$604	$588	$496	4,933	5,235
Individually immaterial subsidiaries with noncontrolling interests				2,477	2,719
				$11,747	$12,408

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Current assets	$7,963	$7,249
Noncurrent assets	$2,981	$3,053
Current liabilities	$4,561	$3,714
Noncurrent liabilities	$418	$460
Equity attributable to the parent	$1,628	$1,674
Equity attributable to noncontrolling interests	$4,337	$4,454

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$27,232	$31,302	$31,602
Costs and expenses	26,797	30,715	30,958
Profit for the year	$435	$587	$644

Profit attributable to the parent	$123	$166	$182
Profit attributable to noncontrolling interests	312	421	462
Profit for the year	$435	$587	$644

Other comprehensive income attributable to the parent	$1	$2	$11
Other comprehensive income attributable to noncontrolling interests	2	5	26
Other comprehensive income for the year	$3	$7	$37

Total comprehensive income attributable to the parent	$124	$168	$192
Total comprehensive income attributable to noncontrolling interests	314	426	488
Total comprehensive income for the year	$438	$594	$680

Net cash flow from operating activities	$862	$654	$(329)
Net cash flow from investing activities	54	215	36
Net cash flow from financing activities	(687)	(690)	(826)
Effect of exchange rate changes on cash and cash equivalents	—	—	1
Net cash inflow (outflow)	$229	$179	$(1,118)

Dividends paid to noncontrolling interests	$269	$278	$371

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Current assets	$4,657	$4,406
Noncurrent assets	$4,063	$4,631
Current liabilities	$1,183	$1,087
Noncurrent liabilities	$32	$26
Equity attributable to CHI	$2,572	$2,689
Equity attributable to noncontrolling interests	$4,933	$5,235

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$4,221	$4,254	$4,434
Costs and expenses	3,301	3,360	3,673
Profit for the year	$920	$894	$761

Profit attributable to CHI	$316	$306	$265
Profit attributable to noncontrolling interests	604	588	496
Profit for the year	$920	$894	$761

Other comprehensive income (loss) attributable to CHI	$—	$(1)	$5
Other comprehensive income (loss) attributable to noncontrolling interests	—	(2)	7
Other comprehensive income (loss) for the year	$—	$(3)	$12

Total comprehensive income attributable to CHI	$316	$305	$270
Total comprehensive income attributable to noncontrolling interests	604	586	503
Total comprehensive income for the year	$920	$891	$773

Net cash flow from operating activities	$1,483	$1,090	$1,401
Net cash flow from investing activities	(533)	(519)	(1,011)
Net cash flow from financing activities	(349)	(414)	(388)
Effect of exchange rate changes on cash and cash equivalents	1	(1)	8
Net cash inflow	$602	$156	$10

Dividends paid to noncontrolling interests	$216	$259	$293

b.
Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2020, December 2020, March 2021, December 2021, March 2022 and December 2022, as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.89% and 58.67% as of December 31, 2021 and 2022, respectively. See Note 34(b) for details.

CHTSC issued new shares in February 2021, February 2022 and May 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% and 73.09% as of December 31, 2021 and 2022. See Note 34(c) for details.

IISI issued new shares in September 2020 and January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased to 51.02%. See Note 34(d) for details.

SENAO subscribed for all the shares in the capital increase of Youth in April 2020; therefore, the Company’s ownership interest in Youth increased.

Chunghwa did not participate in the capital increase of CHST in November 2022. Therefore, the Company’s ownership interest in CHST decreased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2020, 2021 and 2022 was as follows:

	Year Ended December 31, 2020
	CHIEF Share-Based Payment	SENAO Not Proportionately Participating in the Capital Increase of Youth	IISI Share-Based Payment
	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$75	$—	$7
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(49)	—	(7)
Differences arising from equity transactions	$26	$—	$—

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$26	$—	$—

	Year Ended December 31, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment
	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$29	$21	$4
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17)	(19)	(1)
Differences arising from equity transactions	$12	$2	$3

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$12	$2	$3

	Year Ended December 31, 2022
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	Chunghwa Not Proportionately Participating in the Capital Increase of CHST
	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$39	$35	$15
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17)	(30)	(10)
Differences arising from equity transactions	$22	$5	$5

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$22	$5	$5

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

Note: IISI issued new shares in April 2020 as its employees exercised options; therefore, the percentage of ownership interest in IISI obtained on the acquisition date is lower than that approved by Chunghwa’s Board of Directors in January 2020.

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
15.
INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Investments in associates	$7,127	$6,939
Investment in joint venture	10	10
	$7,137	$6,949

a.
Investments in associates

	Carrying Amount
	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,592	$3,173

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	926	1,235
KingwayTek Technology Co., Ltd. (“KWT”)	222	230

Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	447	558
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	341	293
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	221	275
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	518	247
So-net Entertainment Taiwan Limited (“So-net”)	217	228
WiAdvance Technology Corporation (“WATC”)	254	228
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	157	172
Taiwan International Ports Logistics Corporation (“TIPL”)	70	100
CHT Infinity Singapore Pte. Ltd. (“CISG”)	55	63
Click Force Co., Ltd. (“CF”)	37	41
Imedtac Co., Ltd. (“IME”)	45	41
AgriTalk Technology Inc. (“ATT”)	18	35
Baohwa Trust Co., Ltd. (“BHT”)	—	13
Cornerstone Ventures Co., Ltd. (“CVC”)	7	7
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—
	$7,127	$6,939

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2021	2022
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	42	42

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23

Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
So-net Entertainment Taiwan Limited (“So-net”)	30	30
WiAdvance Technology Corporation (“WATC”)	20	20
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40
Click Force Co., Ltd. (“CF”)	49	49
Imedtac Co., Ltd. (“IME”)	7	7
AgriTalk Technology Inc. (“ATT”)	17	29
Baohwa Trust Co., Ltd. (“BHT”)	—	40
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—

Summarized financial information of NCB was set out below:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Assets	$9,197	$33,540
Liabilities	(525)	(25,882)

Equity	$8,672	$7,658

The percentage of ownership interest held by the Company	41.9%	41.9%

Equity attributable to the Company	$3,634	$3,209
Unrealized gain or loss from downstream transactions	(42)	(36)

The carrying amount of investment	$3,592	$3,173

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
		(In Millions)
Net Revenues (losses)	$33	$15	$(47)

Net loss for the period	$(605)	$(446)	$(1,004)
Other comprehensive income	—	—	(10)
Total comprehensive loss for the period	$(605)	$(446)	$(1,014)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profits	$540	$607	$868
The Company’s share of other comprehensive loss	(8)	(6)	13
The Company’s share of total comprehensive income	$532	$601	$881

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
SNI	$1,699	$3,299
KWT	$910	$804

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

The company’s ownership interest in NCB is 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

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

The Company invested $274 million and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021. WATC mainly engages in software solution integration. WATC issued new shares in March 2022 and October 2022 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 20.05% as of December 31, 2022.

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

The Company originally invested and obtained 17.19% ownership interest in ATT and treated it as a financial asset at FVOCI. However, as the Company obtained one out of three seats of the Board of Directors of ATT in July 2021 and has significant influence over ATT, the Company reclassified it as an associate. The Company subscribed for all the shares in the capital increase of ATT at the price of $32 million in November 2022. Therefore, the Company’s ownership interest in ATT increased to 29.33% as of December 31, 2022.

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

STS reduces its capital in April 2022 and the Company received $340 million from capital reduction. The Company’s ownership interest in STS remained the same.

The Company invested $20 million and obtained 40% ownership interest in BHT in March 2022. BHT mainly engages in VR integration and AIoT security services.

b.
Investment in joint venture

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2021	2022	2021	2022
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$10	$10	51	51

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
(In Millions)
The Company’s share of loss	$—	$—	$—
The Company’s share of other comprehensive income	—	—	—
The Company’s share of total comprehensive loss	$—	$—	$—

16.
PROPERTY, PLANT AND EQUIPMENT

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Assets used by the Company	$281,849	$285,329
Assets subject to operating leases	7,251	6,199
	$289,100	$291,528

a.
Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2020	$99,103	$1,618	$71,001	$13,005	$706,032	$3,912	$10,090	$13,752	$918,513
Additions	67	—	18	55	118	1	150	24,786	25,195
Disposal	(270)	(19)	(49)	(1,245)	(20,619)	(45)	(520)	(29)	(22,796)
Effect of foreign exchange differences	—	—	—	—	(91)	—	—	(7)	(98)
Acquired by business combinations (Note 14)	—	—	—	70	—	—	72	—	142
Others	3,091	31	(81)	521	25,336	26	508	(29,973)	(541)
Balance on December 31, 2020	$101,991	$1,630	$70,889	$12,406	$710,776	$3,894	$10,300	$8,529	$920,415
Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,375)	$(27,977)	$(11,068)	$(590,338)	$(3,694)	$(7,662)	$(29)	$(642,143)
Depreciation expenses	—	(43)	(1,366)	(770)	(23,994)	(68)	(666)	—	(26,907)
Disposal	—	19	49	1,243	20,600	45	504	29	22,489
Effect of foreign exchange differences	—	—	—	—	41	—	—	—	41
Acquired by business combinations (Note 14)	—	—	—	(40)	—	—	(54)	—	(94)
Others	—	—	47	(4)	28	(1)	(48)	—	22
Balance on December 31, 2020	$—	$(1,399)	$(29,247)	$(10,639)	$(593,663)	$(3,718)	$(7,926)	$—	$(646,592)
Balance on December 31, 2020, net	$101,991	$231	$41,642	$1,767	$117,113	$176	$2,374	$8,529	$273,823
Cost
Balance on January 1, 2021	$101,991	$1,630	$70,889	$12,406	$710,776	$3,894	$10,300	$8,529	$920,415
Additions	—	—	37	72	84	—	198	35,222	35,613
Disposal	—	(1)	(29)	(1,734)	(27,916)	(84)	(470)	—	(30,234)
Effect of foreign exchange differences	—	—	—	—	(64)	—	(2)	(6)	(72)
Others	654	33	461	473	30,654	117	783	(32,959)	216
Balance on December 31, 2021	$102,645	$1,662	$71,358	$11,217	$713,534	$3,927	$10,809	$10,786	$925,938

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,399)	$(29,247)	$(10,639)	$(593,663)	$(3,718)	$(7,926)	$—	$(646,592)
Depreciation expenses	—	(43)	(1,401)	(716)	(24,802)	(65)	(701)	—	(27,728)
Disposal	—	1	29	1,724	27,900	84	466	—	30,204
Effect of foreign exchange differences	—	—	—	—	31	—	1	—	32
Others	—	(1)	41	(1)	1	—	(45)	—	(5)
Balance on December 31, 2021	$—	$(1,442)	$(30,578)	$(9,632)	$(590,533)	$(3,699)	$(8,205)	$—	$(644,089)
Balance on December 31, 2021, net	$102,645	$220	$40,780	$1,585	$123,001	$228	$2,604	$10,786	$281,849
Cost
Balance on January 1, 2022	$102,645	$1,662	$71,358	$11,217	$713,534	$3,927	$10,809	$10,786	$925,938
Additions	460	—	133	102	149	1	253	30,167	31,265
Disposal	(4)	(6)	(7)	(808)	(18,395)	(104)	(392)	—	(19,716)
Effect of foreign exchange differences	—	—	—	—	209	—	4	19	232
Others	563	19	1,046	578	24,571	147	794	(26,545)	1,173
Balance on December 31, 2022	$103,664	$1,675	$72,530	$11,089	$720,068	$3,971	$11,468	$14,427	$938,892
Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,442)	$(30,578)	$(9,632)	$(590,533)	$(3,699)	$(8,205)	$—	$(644,089)
Depreciation expenses	—	(39)	(1,452)	(725)	(25,654)	(77)	(754)	—	(28,701)
Disposal	—	7	7	807	18,382	104	388	—	19,695
Effect of foreign exchange differences	—	—	—	—	(110)	—	(2)	—	(112)
Others	—	—	(240)	(4)	(42)	(1)	(69)	—	(356)
Balance on December 31, 2022	$—	$(1,474)	$(32,263)	$(9,554)	$(597,957)	$(3,673)	$(8,642)	$—	$(653,563)
Balance on December 31, 2022, net	$103,664	$201	$40,267	$1,535	$122,111	$298	$2,826	$14,427	$285,329

(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the years ended December 31, 2020, 2021 and 2022.

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

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-9 years
Mechanical and air conditioner equipment	3-16 years
Others	1-15 years

b.
Assets subject to operating leases

	Land	Buildings	Total
	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2020	$4,979	$3,842	$8,821
Others	(6)	394	388
Balance on December 31, 2020	$4,973	$4,236	$9,209
Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,497)	$(1,497)
Depreciation expenses	—	(82)	(82)
Others	—	(37)	(37)
Balance on December 31, 2020	$—	$(1,616)	$(1,616)
Balance on December 31, 2020, net	$4,973	$2,620	$7,593
Cost
Balance on January 1, 2021	$4,973	$4,236	$9,209
Others	(164)	(102)	(266)
Balance on December 31, 2021	$4,809	$4,134	$8,943
Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,616)	$(1,616)
Depreciation expenses	—	(77)	(77)
Others	—	1	1
Balance on December 31, 2021	$—	$(1,692)	$(1,692)
Balance on December 31, 2021, net	$4,809	$2,442	$7,251
Cost
Balance on January 1, 2022	$4,809	$4,134	$8,943
Additions	—	—	—
Others	(433)	(949)	(1,382)
Balance on December 31, 2022	$4,376	$3,185	$7,561
Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,692)	$(1,692)
Depreciation expenses	—	(59)	(59)
Others	—	389	389
Balance on December 31, 2022	$—	$(1,362)	$(1,362)
Balance on December 31, 2022, net	$4,376	$1,823	$6,199

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Year 1	$371	$389
Year 2	301	281
Year 3	210	211
Year 4	159	177
Year 5	135	149
Onwards	1,177	1,122
	$2,353	$2,329

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

17.
LEASE ARRANGEMENTS
a.
Right-of-use assets

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Land and buildings
Handsets base stations	$6,988	$7,175
Others	1,538	1,727
Equipment	2,525	2,201
	$11,051	$11,103

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Additions to right-of-use assets	$3,796	$4,669	$4,369
Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,729	$2,789	$2,863
Others	786	786	770
Equipment	416	410	349
	$3,931	$3,985	$3,982

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. However, certain frequency that ST-2 satellite originally used was transferred for the use of 5G spectrum to the government, Chunghwa evaluated and determined that the recoverable amount of the related right-of-use assets was nil. Therefore, Chunghwa recognized an impairment loss of $420 million for the year ended December 31, 2021. The impairment loss was included under “other income and expenses” in the consolidated statement of comprehensive income. The Company did not have impairment of right-of-use assets for the years ended December 31, 2020 and 2022.

The Company did not have significant sublease of right-of-use assets for the years ended December 31, 2020, 2021 and 2022.

b.
Lease liabilities

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Lease liabilities
Current	$3,211	$3,339
Noncurrent	7,062	7,334
	$10,273	$10,673

Ranges of discount rates for lease liabilities were as follows:

December 31
	2021	2022
Land and buildings
Handsets base stations	0.37%-1.18%	0.37%-1.71%
Others	0.37%-9.00%	0.37%-9.00%
Equipment	0.37%-2.99%	0.37%-2.99%

c.
Important lease-in activities and terms

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

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 39 to the consolidated financial statements for details.

d.
Other lease information

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Expenses relating to low-value asset leases	$8	$8	$9
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$5	$7	$8
Total cash outflow for leases	$3,776	$3,813	$3,869

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

18.
INVESTMENT PROPERTIES

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$9,663	$9,804

Investment Properties
NT$
(In Millions)
Cost
Balance on January 1, 2020	$9,214
Additions (Note 16)	1,359
Disposal	(37)
Reclassification	126
Balance on December 31, 2020	$10,662
Accumulated depreciation and impairment
Balance on January 1, 2020	$(1,045)
Depreciation expense	(22)
Reclassification	(1)
Reversal of impairment loss	27
Balance on December 31, 2020	$(1,041)
Balance on December 31, 2020, net	$9,621
Cost
Balance on January 1, 2021	$10,662
Additions	1
Balance on December 31, 2021	$10,663
Accumulated depreciation and impairment
Balance on January 1, 2021	$(1,041)
Depreciation expense	(42)
Reversal of impairment loss	83
Balance on December 31, 2021	$(1,000)
Balance on December 31, 2021, net	$9,663
Cost
Balance on January 1, 2022	$10,663
Additions	18
Reclassification	99
Balance on December 31, 2022	$10,780
Accumulated depreciation and impairment
Balance on January 1, 2022	$(1,000)
Depreciation expense	(44)
Reversal of impairment loss	107
Reclassification	(39)
Balance on December 31, 2022	$(976)
Balance on December 31, 2022, net	$9,804

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized reversal of impairment losses of $27 million, $83 million and $107 million for the years ended December 31, 2020, 2021 and 2022, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the consolidated statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2021 and 2022 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

December 31
	2021	2022
	NT$	NT$
(In Millions)
Fair value	$25,548	$26,862
Overall capital interest rate	0.91%-3.05%	1.31%-4.91%
Profit margin ratio	8%-20%	8%-20%
Discount rate	—	—
Capitalization rate	0.53%-2.11%	0.23%-2.16%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Year 1	$107	$118
Year 2	82	99
Year 3	62	90
Year 4	55	70
Year 5	39	44
Onwards	78	149
	$423	$570

19.
INTANGIBLE ASSETS

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Carrying amount
Mobile Broadband Concession	$82,820	$78,150
Computer software	673	622
Goodwill	217	217
Others	235	198
	$83,945	$79,187

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2020	$59,965	$3,430	$236	$378	$64,009
Additions-acquired separately	48,373	226	—	6	48,605
Disposal	—	(338)	—	(3)	(341)
Effect of foreign exchange differences	—	—	—	—	—
Acquired by business combinations (Note 14)	—	1	55	11	67
Others	—	1	—	—	1
Balance on December 31, 2020	$108,338	$3,320	$291	$392	$112,341
Accumulated amortization and impairment
Balance on January 1, 2020	$(14,293)	$(2,499)	$(36)	$(134)	$(16,962)
Amortization expenses	(5,026)	(371)	—	(27)	(5,424)
Disposal	—	338	—	1	339
Impairment losses	—	—	(9)	—	(9)
Effect of foreign exchange differences	—	—	—	—	—
Acquired by business combinations (Note 14)	—	—	—	—	—
Balance on December 31, 2020	$(19,319)	$(2,532)	$(45)	$(160)	$(22,056)
Balance on December 31, 2020, net	$89,019	$788	$246	$232	$90,285
Cost
Balance on January 1, 2021	$108,338	$3,320	$291	$392	$112,341
Additions-acquired separately	—	225	—	31	256
Disposal	—	(344)	—	(10)	(354)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	2	—	—	2
Balance on December 31, 2021	$108,338	$3,203	$291	$413	$112,245
Accumulated amortization and impairment
Balance on January 1, 2021	$(19,319)	$(2,532)	$(45)	$(160)	$(22,056)
Amortization expenses	(6,199)	(341)	—	(29)	(6,569)
Disposal	—	343	—	11	354
Impairment losses	—	—	(29)	—	(29)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	—	—	—	—
Balance on December 31, 2021	$(25,518)	$(2,530)	$(74)	$(178)	$(28,300)
Balance on December 31, 2021, net	$82,820	$673	$217	$235	$83,945
Cost
Balance on January 1, 2022	$108,338	$3,203	$291	$413	$112,245
Additions-acquired separately	1,625	257	—	11	1,893
Disposal	—	(663)	—	(2)	(665)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	1	—	—	1
Balance on December 31, 2022	$109,963	$2,798	$291	$422	$113,474
Accumulated amortization and impairment
Balance on January 1, 2022	$(25,518)	$(2,530)	$(74)	$(178)	$(28,300)
Amortization expenses	(6,295)	(310)	—	(38)	(6,643)
Disposal	—	664	—	1	665
Impairment losses	—	—	—	(9)	(9)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	—	—	—	—
Balance on December 31, 2022	$(31,813)	$(2,176)	$(74)	$(224)	$(34,287)
Balance on December 31, 2022, net	$78,150	$622	$217	$198	$79,187

For long-term business development, Chunghwa participated in the 5G mobile broadband license bidding hosted by the National Communications Commission (“NCC”) and paid the deposit for 5G spectrum bidding amounting to $1,000 million (included in other assets) in October 2019. Chunghwa paid $48,373 million, including the aforementioned deposit, in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

Chunghwa’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The aforementioned tax-excluded transaction amount was $1,800 million included in intangible assets- mobile broadband concession and other assets- spare parts. The transaction was approved by the related authority in May 2022 and completed in July 2022.

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

SENAO evaluated the goodwill, license agreement and the right of trademark that arose in the acquisition of Youth and its subsidiaries at the end of each year. Due to the competition in the industrial environment, the gross profit margin decreased. SENAO determined the smallest identifiable group of assets that generates cash inflows as single cash generating units by business type and evaluated the recoverable amount of those cash generating units by their value in use. The management of SENAO estimated the cash flow projections based on the financial budgets for the following five years. Discount rate was 12.1% as of December 31, 2020 and 2021, and was used to calculate the recoverable amount of related cash generating units by discounting aforementioned cash flows.

SENAO concluded the recoverable amount of the goodwill was lower than the carrying value and recognized impairment loss of $9 million and $29 million for the years ended December 31, 2020 and 2021, respectively. In addition, SENAO concluded the recoverable amount of the license agreement and the right of trademark were lower than the carrying value and recognized impairment loss of $0.2 million and $9 million for the years ended December 31, 2021 and 2022, respectively. The aforementioned impairment losses were included in other income and expenses of consolidated statements of comprehensive income. The recoverable amount of license agreement and right of trademark was measured at the fair value less costs to sell. The fair value was calculated based on asset approach by reference to the net assets value of Youth.

20.
OTHER ASSETS

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Spare parts	$2,836	$3,380
Refundable deposits	1,971	1,964
Other financial assets	1,000	1,000
Others	2,035	1,916
	$7,842	$8,260
Current
Spare parts	$2,836	$3,380
Others	143	175
	$2,979	$3,555
Noncurrent
Refundable deposits	$1,971	$1,964
Other financial assets	1,000	1,000
Others	1,892	1,741
	$4,863	$4,705

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

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2020

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 201/ EUR 6	2021.03	$34.45	Hedging financial assets (liabilities)	$2	$—	$2

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(2)	$2	$—

December 31, 2021

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 228/ EUR 7	2022.03	$32.54	Hedging financial assets (liabilities)	$—	$8	$(10)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$10	$(8)	$—

December 31, 2022

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 423/ EUR 13	2023.03	$31.69	Hedging financial assets (liabilities)	$13	$—	$21

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(21)	$13	$—

Year ended December 31, 2020

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$2	$—	—	$21	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2021

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(10)	$—	—	$(43)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2022

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$21	$—	—	$6	$—
				Construction in progress and equipment to be accepted	Other gains and losses

22.
SHORT-TERM LOANS

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Unsecured bank loans	$65	$722

The annual interest rates of bank loans were as follows:

	December 31
	2021	2022
Unsecured bank loans	1.97%-2.43%	1.30%-3.19%

23.
LONG-TERM LOANS

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Secured bank loans (Note 40)	$1,600	$1,600

The annual interest rates of bank loans were as follows:

	December 31
	2021	2022
Secured bank loans	0.89%	1.80%

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

24.
BONDS PAYABLE

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Unsecured domestic bonds	$27,000	$30,500
Less: Discounts on bonds payable	(23)	(23)
	$26,977	$30,477

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500	0.54%	The same as above
	C	July 2020 to July 2030	3,700	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900	0.42%	The same as above
	B	April 2021 to April 2028	4,100	0.46%	The same as above
	C	April 2021 to April 2031	1,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500	0.69%	The same as above

25.
TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$18,063	$16,429

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.
OTHER PAYABLES

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$10,126	$10,409
Payables to contractors	3,015	2,571
Accrued compensation to employees and remuneration to directors and supervisors	1,997	2,144
Amounts collected for others	1,426	1,596
Payables to equipment suppliers	1,154	1,279
Accrued maintenance costs	1,011	1,061
Others	5,708	6,020
	$24,437	$25,080

27.
PROVISIONS

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Warranties	$213	$235
Onerous contracts	147	95
Employee benefits	63	65
Others	4	4
	$427	$399

Current	$285	$226
Noncurrent	142	173
	$427	$399

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2020	$173	$67	$59	$5	$304
Additional / (reversal of) provisions recognized	131	92	(2)	—	221
Used / forfeited during the year	(122)	(3)	—	—	(125)
Acquired by business combinations (Note 14)	—	15	—	—	15
Balance on December 31, 2020	$182	$171	$57	$5	$415

Balance on January 1, 2021	$182	$171	$57	$5	$415
Additional / (reversal of) provisions recognized	102	(24)	7	(1)	84
Used / forfeited during the year	(71)	—	(1)	—	(72)
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2021	$213	$147	$63	$4	$427

Balance on January 1, 2022	$213	$147	$63	$4	$427
Additional / (reversal of) provisions recognized	108	(52)	2	—	58
Used / forfeited during the year	(86)	—	—	—	(86)
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2022	$235	$95	$65	$4	$399

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

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligations	$35,502	$33,599
Fair value of plan assets	(36,605)	(36,580)
Funded status - surplus	$(1,103)	$(2,981)

Net defined benefit liabilities	$2,288	$2,285
Net defined benefit assets	(3,391)	(5,266)
	$(1,103)	$(2,981)

Movements in the defined benefit obligations and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2020	$41,197	$39,820	$1,377
Current service cost	2,052	—	2,052
Interest expense/interest income	298	297	1
Amounts recognized in profit or loss	2,350	297	2,053
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	1,308	(1,308)
Actuarial losses recognized from changes in financial assumptions	590	—	590
Actuarial gains recognized from experience adjustments	(475)	—	(475)
Amounts recognized in other comprehensive income	115	1,308	(1,193)
Contributions from employer	—	1,964	(1,964)
Benefits paid	(3,919)	(3,919)	—
Benefits paid directly by the Company	(263)	—	(263)
Acquired by business combinations (Note 14)	56	24	32
Balance on December 31, 2020	39,536	39,494	42
Current service cost	1,253	—	1,253
Interest expense/interest income	190	195	(5)
Amounts recognized in profit or loss	1,443	195	1,248
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	501	(501)
Actuarial gain recognized from changes in demographic assumptions	(434)	—	(434)
Actuarial loss recognized from experience adjustments	545	—	545
Amounts recognized in other comprehensive income	111	501	(390)
Contributions from employer	—	1,727	(1,727)
Benefits paid	(5,312)	(5,312)	—
Benefits paid directly by the Company	(276)	—	(276)
Balance on December 31, 2021	35,502	36,605	(1,103)
Current service cost	1,085	—	1,085
Interest expense/interest income	171	181	(10)
Amounts recognized in profit or loss	1,256	181	1,075
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	2,968	(2,968)
Actuarial loss recognized from changes in financial assumptions	208	—	208
Actuarial loss recognized from experience adjustments	1,606	—	1,606
Amounts recognized in other comprehensive income	1,814	2,968	(1,154)
Contributions from employer	—	1,555	(1,555)
Benefits paid	(4,729)	(4,729)	—
Benefits paid directly by the Company	(244)	—	(244)
Balance on December 31, 2022	$33,599	$36,580	$(2,981)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Operating costs	$1,205	$725	$565
Marketing expenses	603	367	360
General and administrative expenses	121	80	86
Research and development expenses	72	44	37
	$2,001	$1,216	$1,048

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

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2021	2022
Discount rates	0.50%	1.25%
Expected rates of salary increase	1.00%-2.25%	1.00%-2.25%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(1,073)	$(996)
0.5% decrease	$1,139	$1,056
Expected rates of salary increase
0.5% increase	$1,217	$1,130
0.5% decrease	$(1,157)	$(1,075)

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

There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$1,681	$1,542
The average duration of the defined benefit obligations	6.3-12 years	6.2-11 years

As of December 31, 2022, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
NT$
(In Millions)
2023	$2,673
2024	6,184
2025	9,313
2026	10,556
2027 and thereafter	36,623
$65,349

29.
EQUITY
a.
Share capital
1)
Common stocks

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000
Authorized shares	$120,000	$120,000
Number of issued and paid shares	7,757	7,757
Issued and outstanding shares	$77,574	$77,574

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)
Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2022, the outstanding ADSs were 195 million common stocks, which equaled 20 million units and represented 2.52% of Chunghwa’s total outstanding common stocks.

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

b.
Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2020	$126,045	$—	$2,063	$987	$19	$20,648	$149,762
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	—	—	—	—	—
Share-based payment transactions of subsidiaries	—	—	26	—	—	—	26
Balance on December 31, 2020	$126,045	$—	$2,089	$987	$21	$20,648	$149,790

Balance on January 1, 2021	$126,045	$—	$2,089	$987	$21	$20,648	$149,790
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	1	—	—	—	—	1
Share-based payment transactions of subsidiaries	—	—	17	—	—	—	17
Balance on December 31, 2021	$126,045	$1	$2,106	$987	$23	$20,648	$149,810

Balance on January 1, 2022	$126,045	$1	$2,106	$987	$23	$20,648	$149,810
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	5	—	—	—	5
Share-based payment transactions of subsidiaries	—	—	27	—	—	—	27
Balance on December 31, 2022	$126,045	$1	$2,138	$987	$25	$20,648	$149,844

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

The appropriations of the 2020 and 2021 earnings of Chunghwa approved by the stockholders in their meetings on August 20, 2021 and May 27, 2022, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2020	For Fiscal Year 2021	For Fiscal Year 2020	For Fiscal Year 2021
Special reserve	$—	$408
Cash dividends	33,404	35,746	$4.306	$4.608

The appropriations of earnings for 2022 had been proposed by Chunghwa’s Board of Directors on February 24, 2023. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Reversal of special reserve	$185
Cash dividends	36,476	$4.702

The appropriations of earnings for 2022 are subject to the resolution of the stockholders’ meeting planned to be held on May 26, 2023.

d.
Others

1)
Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)
Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$735	$1,240	$(8)
Unrealized gain or loss for the year
Equity instruments	522	(1,188)	(111)
Share of loss of associates and joint ventures accounted for using equity method	—	—	(6)
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 9)	(17)	(60)	—
Ending balance	$1,240	$(8)	$(125)

e.
Noncontrolling interests

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$10,115	$11,158	$11,747
Attributable to noncontrolling interests
Net income for the year	1,285	1,431	1,511
Exchange differences arising from the translation of the foreign operations	(14)	—	21
Unrealized gain or loss on financial assets at FVOCI	(3)	2	(25)
Remeasurements of defined benefit pension plans	17	(5)	24
Income tax relating to remeasurements of defined benefit pension plans	(3)	1	(5)
Share of other comprehensive loss of associates and joint ventures accounted for using equity method	(1)	—	5
Cash dividends distributed by subsidiaries	(775)	(896)	(1,053)
Share-based payment transactions of subsidiaries	63	56	62
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(2)	—	—
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	10
Net increase in noncontrolling interests	476	—	111
Ending balance	$11,158	$11,747	$12,408

30.
REVENUE

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Revenue from contracts with customers	$206,396	$208,412	$214,498
Other revenues
Government grants income	219	1,037	1,030
Rental income	843	864	1,022
Others	151	165	189
	1,213	2,066	2,241
Total	$207,609	$210,478	$216,739

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.
Disaggregation of revenue

Please refer to Note 43 Segment Information for details.

b.
Contract balances

	January 1,	December 31
	2021	2021	2022
	NT$	NT$	NT$
	(In Millions)
Trade notes and accounts receivable (Note 10)	$22,622	$23,947	$24,672
Contract assets
Products and service bundling	$7,232	$7,197	$7,956
Others	612	983	1,256
Less : Loss allowance	(18)	(18)	(19)
	$7,826	$8,162	$9,193
Current	$5,331	$5,554	$6,056
Noncurrent	2,495	2,608	3,137
	$7,826	$8,162	$9,193
Contract liabilities
Telecommunications business	$13,602	$13,144	$14,081
Project business	6,687	5,435	6,586
Products and service bundling	16	4	9
Others	421	491	388
	$20,726	$19,074	$21,064
Current	$13,437	$12,234	$13,390
Noncurrent	7,289	6,840	7,674
	$20,726	$19,074	$21,064

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Contract assets
Net increase of customer contracts	$5,972	$6,035	$6,933
Reclassified to trade receivables	(5,681)	(6,039)	(6,149)
	$291	$(4)	$784
Contract liabilities
Net increase of customer contracts	$7	$—	$9
Recognized as revenues	(30)	(12)	(5)
	$(23)	$(12)	$4

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

Revenue recognized for the year that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Telecommunications business	$5,492	$5,952	$6,626
Project business	6,092	4,630	4,067
Others	512	431	440
	$12,096	$11,013	$11,133
c.
Incremental costs of obtaining contracts

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Noncurrent
Incremental costs of obtaining contracts	$988	$980

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the years ended December 31 2020, 2021 and 2022 were $772 million, $815 million and $841 million, respectively.

d.
Remaining Performance Obligations

As of December 31, 2022, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $31,247 million. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $18,976 million, $9,517 million and $2,754 million in 2023, 2024 and 2025, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2022, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $25,007 million. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $9,374 million, $6,447 million and $9,186 million in 2023, 2024 and 2025, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

31.
NET INCOME
a.
Other income and expenses

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Gain (loss) on disposal of property, plant and equipment	$1,428	$(3)	$(5)
Impairment loss on right-of-use assets	—	(420)	—
Gain on disposal of investment properties, net	151	—	—
Reversal of impairment loss on investment properties	27	83	107
Loss on disposal of intangible assets	(2)	—	—
Impairment loss on intangible assets	(9)	(29)	(9)
	$1,595	$(369)	$93

b.
Other income

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Dividend income	$246	$154	$157
Rental income	70	70	79
Others	154	154	133
	$470	$378	$369

c.
Other gains and losses

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$(99)	$243	$(206)
Foreign currency exchange gain or loss, net	(47)	230	(185)
Gain (loss) on disposal of investments accounted for using equity method, net	10	4	(14)
Gain (loss) on disposal of financial instruments, net	(2)	—	1
Others	(21)	(16)	(14)
	$(159)	$461	$(418)

d.
Interest expenses

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Interest on bonds payable	$46	$132	$161
Interest on lease liabilities	80	69	75
Interest paid to financial institutions	79	16	26
Others	1	1	1
	$206	$218	$263

e.
Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Contract assets	$1	$—	$1
Trade notes and accounts receivable	$49	$123	$109
Other receivables	$(5)	$20	$7
Inventories	$1,161	$207	$34
Right-of-use assets	$—	$420	$—
Investment properties	$(27)	$(83)	$(107)
Intangible assets	$9	$29	$9

f.
Depreciation and amortization expenses

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$26,989	$27,805	$28,760
Right-of-use assets	3,931	3,985	3,982
Investment properties	22	42	44
Intangible assets	5,424	6,569	6,643
Incremental costs of obtaining contracts	772	815	841
Total depreciation and amortization expenses	$37,138	$39,216	$40,270
Depreciation expenses summarized by functions
Operating costs	$29,056	$30,021	$30,735
Operating expenses	1,886	1,811	2,051
	$30,942	$31,832	$32,786
Amortization expenses summarized by functions
Operating costs	$5,971	$7,172	$7,286
Marketing expenses	100	93	77
General and administrative expenses	82	75	71
Research and development expenses	43	44	50
	$6,196	$7,384	$7,484

a.
Employee benefit expenses

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$708	$784	$862
Defined benefit plans	2,001	1,216	1,048
	2,709	2,000	1,910
Share-based payment
Equity-settled share-based payment	8	19	16
Other employee benefit (Note)	42,246	42,654	43,746
Total employee benefit expenses	$44,963	$44,673	$45,672
Summary by functions
Operating costs	$23,005	$22,734	$21,857
Operating expenses	21,958	21,939	23,815
	$44,963	$44,673	$45,672

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2022, the payables of the employees’ compensation and the remuneration to directors were $1,498 million and $39 million, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on February 24, 2023 and will be reported to the stockholders in their meeting planned to be held on May 26, 2023.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2020 and 2021 approved by the Board of Directors on February 23, 2021 and 2022, respectively, were as follows:

	2020	2021
	Cash	Cash
	NT$	NT$
	(In Millions)
Compensation distributed to the employees	$1,202	$1,429
Remuneration paid to the directors	36	39

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2021 and 2022 of the aforementioned compensation to employees and the remuneration to directors.

32.
INCOME TAX
a.
Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$8,172	$8,490	$8,863
Income tax on unappropriated earnings	8	181	137
Income tax adjustments on prior years	(22)	(150)	(141)
Others	19	7	7
	8,177	8,528	8,866
Deferred tax
Deferred tax expense (benefits) recognized for the year	(81)	489	318
Income tax adjustments on prior years	26	3	151
	(55)	492	469
Income tax recognized in profit or loss	$8,122	$9,020	$9,335

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$42,826	$46,067	$47,204
Income tax expense calculated at the statutory rate	$8,565	$9,213	$9,441
Nondeductible income and expenses in determining taxable income	15	8	(20)
Tax-exempt income	(367)	(30)	(3)
Income tax on unappropriated earnings	8	181	137
Investment credits	(131)	(217)	(207)
Effect of different tax rates of group entities operating in other jurisdictions	10	(10)	(31)
Income tax adjustments on prior years	4	(147)	10
Others	18	22	8
Income tax expense recognized in profit or loss	$8,122	$9,020	$9,335

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.
Income tax recognized in other comprehensive income

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Deferred tax
Remeasurement on defined benefit pension plans	$239	$78	$231
Exchange differences arising from the translation of the foreign operations	—	—	—
Total income tax expense recognized in other comprehensive income	$239	$78	$231
c.
Current tax assets and liabilities

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - others)	$5	$2
Current tax liabilities
Income tax payable	$6,530	$6,999
d.
Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2020

	January 1, 2020	Acquired by Business Combinations (Note 14)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2020
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$2,034	$1	$20	$(239)	$1,816
Allowance for doubtful receivables over quota	404	—	(39)	—	365
Valuation loss on inventory	141	3	155	—	299
Unrealized foreign exchange loss, net	3	1	1	—	5
Estimated warranty liabilities	34	—	2	—	36
Deferred revenue	98	—	(25)	—	73
Valuation loss on financial instruments	13	—	20	—	33
Valuation loss on onerous contracts	13	—	21	—	34
Accrued award credits liabilities	17	—	1	—	18
Share of profit or loss of associates and joint ventures accounted for using equity method	402	—	(1)	—	401
Others	72	1	(40)	—	33
	3,231	6	115	(239)	3,113
Loss carryforwards	28	—	(8)	—	20
	$3,259	$6	$107	$(239)	$3,133

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,758)	$—	$(54)	$—	$(1,812)
Land value incremental tax	(95)	—	—	—	(95)
Deferred revenue for award credits	(29)	—	(1)	—	(30)
Intangible assets	(29)	—	2	—	(27)
Others	(1)	(3)	1	—	(3)
	$(1,912)	$(3)	$(52)	$—	$(1,967)

For the year ended December 31, 2021

	January 1, 2021	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2021
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,816	$6	$(78)	$1,744
Allowance for doubtful receivables over quota	365	(100)	—	265
Valuation loss on inventory	299	(102)	—	197
Unrealized foreign exchange loss, net	5	(3)	—	2
Estimated warranty liabilities	36	7	—	43
Deferred revenue	73	(24)	—	49
Valuation loss on financial instruments	33	(33)	—	—
Valuation loss on onerous contracts	34	(8)	—	26
Accrued award credits liabilities	18	(9)	—	9
Share of profit or loss of associates and joint ventures accounted for using equity method	401	—	—	401
Others	33	5	—	38
	3,113	(261)	(78)	2,774
Loss carryforwards	20	(9)	—	11
	$3,133	$(270)	$(78)	$2,785

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,812)	$(157)	$—	$(1,969)
Land value incremental tax	(95)	—	—	(95)
Deferred revenue for award credits	(30)	(25)	—	(55)
Intangible assets	(27)	3	—	(24)
Others	(3)	(43)	—	(46)
	$(1,967)	$(222)	$—	$(2,189)

For the year ended December 31, 2022

	January 1, 2022	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2022
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,744	$1	$(231)	$1,514
Allowance for doubtful receivables over quota	265	(81)	—	184
Valuation loss on inventory	197	(92)	—	105
Unrealized foreign exchange loss, net	2	56	—	58
Estimated warranty liabilities	43	4	—	47
Deferred revenue	49	(19)	—	30
Valuation loss on financial instruments	—	24	—	24
Valuation loss on onerous contracts	26	(8)	—	18
Accrued award credits liabilities	9	3	—	12
Share of profit or loss of associates and joint ventures accounted for using equity method	401	(399)	—	2
Others	38	(5)	—	33
	2,774	(516)	(231)	2,027
Loss carryforwards	11	159	—	170
	$2,785	$(357)	$(231)	$2,197

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,969)	$(145)	$—	$(2,114)
Land value incremental tax	(95)	—	—	(95)
Deferred revenue for award credits	(55)	(15)	—	(70)
Intangible assets	(24)	4	—	(20)
Others	(46)	44	—	(2)
	$(2,189)	$(112)	$—	$(2,301)

e.
Items for which no deferred income tax assets have been recognized

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2022	$—	$—
Expire in 2023	—	—
Expire in 2024	1	1
Expire in 2025	15	15
Expire in 2026	8	8
Expire in 2027	3	3
Expire in 2028	1	1
Expire in 2029	1	1
Expire in 2030	—	—
Expire in 2031	—	—
Expire in 2032	—	—
	$29	$29

f.
Information about unused loss carryforwards

As of December 31, 2022 unused loss carryforwards were as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$1	2023
1	2024
18	2025
10	2026
3	2027
1	2028
2	2029
1	2030
63	2031
99	2032
$199
g.
Income tax examinations

Income tax returns of Chunghwa has been examined by the tax authorities through 2019. Income tax returns of SENAO, ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHYP, CHSI, CHI, CHPT, CHIEF, Unigate, SFD, CLPT, CHTSC, LED, SHE, CHST, HHI, IISI and UTC have been examined by the tax authorities through 2020.
33.
EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$33,419	$35,616	$36,358
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(7)	(6)	(7)
Net income used to compute the diluted earnings per share	$33,412	$35,610	$36,351

Weighted Average Number of Common Stocks

(Millions Shares)

	Year Ended December 31
	2020	2021	2022
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee compensation	8	8	8
Weighted average number of common stocks used to compute the diluted earnings per share	7,765	7,765	7,765

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

34.
SHARE-BASED PAYMENT ARRANGEMENT
a.
CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
			NT$
2015.11.17	2015.10.22	2,000.00	$34.40 (Original price$43.00)
2017.12.18	2017.12.19	950.00	$124.70 (Original price$147.00)
	2018.10.31	50.00	$130.30 (Original price$147.00)
2020.09.16	2020.11.13	200.00	$193.50 (Original price$206.00)

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

The compensation costs for stock options for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Granted on October 22, 2015	$—	$—	$—
Granted on December 19, 2017	0.2	0.1	—
Granted on October 31, 2018	0.3	0.2	—
Granted on November 13, 2020	1.3	9.7	8.8
	$1.8	$10.0	$8.8

CHIEF modified the plan terms of stock options granted on December 19, 2017 in July 2020, September 2021 and July 2022; therefore, the exercise price changed from $135.60 to $132.70, $128.70 and $124.70 per share, respectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in July 2020, September 2021 and July 2022; therefore, the exercise price changed from $141.70 to $138.70, $134.50 and $130.30 per share, respectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in September 2021 and July 2022; therefore, the exercise price changed from $206.00 to $199.70 and $193.50 per share, repectively. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2020, 2021 and 2022 was as follows:

	Year Ended December 31, 2020
	Granted on October 22, 2015		Granted on December 19, 2017		Granted on October 31, 2018		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	314.25	$34.40	897.00	$135.60	46.00	$141.70	—	$—
Options granted	—	—	—	—	—	—	200.00	206.00
Options exercised	(314.25)	34.40	(448.50)	135.60	(21.00)	138.70	—	—
Options forfeited	—	—	(21.00)	—	(4.00)	—	—	—
Options outstanding at end of the year	—	—	427.50	132.70	21.00	138.70	200.00	206.00
Options exercisable at end of the year	—	—	213.75	132.70	—	—	—	—
Weighted average remaining contractual life (years)	—		1.96		2.83		4.87

	Year Ended December 31, 2021
	Granted on December 19, 2017		Granted on October 31, 2018		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	427.50	$132.70	21.00	$138.70	200.00	$206.00
Options exercised	(213.75)	132.70	(10.50)	134.50	—	—
Options forfeited	(0.50)	—	—	—	(6.00)	—
Options outstanding at end of the year	213.25	128.70	10.50	134.50	194.00	199.70
Options exercisable at end of the year	213.25	128.70	—	—	—	—
Weighted average remaining contractual life (years)	0.96		1.83		3.87

	Year Ended December 31, 2022
	Granted on December 19, 2017		Granted on October 31, 2018		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	213.25	$128.70	10.50	$134.50	194.00	$199.70
Options exercised	(213.25)	124.70	(10.50)	130.30	(51.00)	193.50
Options forfeited	—	—	—	—	(0.75)	—
Options outstanding at end of the year	—	—	—	—	142.25	193.50
Options exercisable at end of the year	—	—	—	—	0.50	193.50
Weighted average remaining contractual life (years)	—		0.83		2.87

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

b.
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

The compensation costs for stock options for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Granted on December 20, 2019	$5.7	$2.9	$1.6
Granted on February 20, 2021	—	5.5	3.5
	$5.7	$8.4	$5.1

Information about CHTSC’s outstanding stock options for the years ended December 31, 2020, 2021 and 2022 was as follows:

	Year Ended December 31, 2020
	Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	4,500	$19.085
Options forfeited	(172)	—
Options outstanding at end of the year	4,328	19.085
Options exercisable at end of the year	1,082	19.085
Weighted average remaining contractual life (years)	3.97

	Year Ended December 31, 2021
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	4,328	$19.085	—	$—
Options granted	—	—	3,500	19.085
Options exercised	(1,082)	19.085	—	—
Options forfeited	(72)	—	(176)	—
Options outstanding at end of the year	3,174	19.085	3,324	19.085
Options exercisable at end of the year	1,058	19.085	—	—
Weighted average remaining contractual life (years)	2.97		4.14

	Year Ended December 31, 2022
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	3,174	$19.085	3,324	$19.085
Options exercised	(2,049)	19.085	(815)	19.085
Options forfeited	(42)	—	(166)	—
Options outstanding at end of the year	1,083	19.085	2,343	19.085
Options exercisable at end of the year	31	19.085	7	19.085
Weighted average remaining contractual life (years)	1.97		3.14

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

c.
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

No compensation cost of stock options granted was recognized for the six months ended December 31, 2020 and the year ended December 31, 2021.

Information about IISI’s outstanding stock options for the years ended December 31, 2020, 2021 was as follows:

	Year Ended December 31, 2020
	Granted in August 2013		Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—	—	$—
Options outstanding upon the date of business combination	1,022.96	14.00	580.00	14.00
Options exercised	(432.50)	14.00	(50.00)	14.00
Options forfeited	(590.46)	—	—	—
Options outstanding at end of the year	—	—	530.00	14.00
Options exercisable at end of the year	—	—	530.00	14.00
Weighted average remaining contractual life (years)	—		0.04

	Year Ended December 31, 2021
	Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	530.00	$14.00
Options exercised	(261.00)	14.00
Options forfeited	(269.00)	—
Options outstanding at end of the year	—	—
Options exercisable at end of the year	—	—
Weighted average remaining contractual life (years)	—

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

d.
CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690 stock and 600 stock options on February 26, 2021 and May 31, 2022. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the years ended December 31, 2021 and 2022 were as follows:

	Year Ended December 31
	2021	2022
	NT$	NT$
	(In Millions)
Granted on February 26, 2021	$0.9	$0.9
Granted on May 31, 2022	—	0.6
	$0.9	$1.5

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2021; therefore, the exercise price changed from $16.87 to $15.90 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the year ended December 31, 2021 and 2022 was as follows:

	Year Ended December 31, 2021
	Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—
Options granted	690	16.87
Options forfeited	(140)	—
Options outstanding at end of the year	550	15.90
Options exercisable at end of the year	—	—
Weighted average remaining contractual life (years)	3.16

	Year Ended December 31, 2022
	Granted on February 26, 2021		Granted on May 31, 2022
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	550	$15.90	—	$—
Options granted	—	—	600	16.87
Options forfeited	(40)	—	(160)	—
Options outstanding at end of the year	510	15.90	440	16.87
Options exercisable at end of the year	—	—	—	—
Weighted average remaining contractual life (years)	2.16		3.41

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on February 26, 2021	Stock Options Granted on May 31, 2022
Grant-date share price (NT$)	$17.63	$18.66
Exercise price (NT$)	$16.87	$16.87
Dividend yield	—	—
Risk-free interest rate	0.31%	0.98%
Expected life	4 years	4 years
Expected volatility	35.22%	35.76%
Weighted average fair value of grants (NT$)	$4,750	$5,665

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

35.
NON-CASH TRANSACTIONS

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing activities	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Additions of property, plant and equipment	$25,195	$35,613	$31,265
Changes in other payables	(1,684)	(280)	270
Payments for acquisition of property, plant and equipment	$23,511	$35,333	$31,535

Additions of investment properties	$1,359	$1	$18
Trade-in investment properties from asset exchange transaction (Note 16)	(1,305)	—	—
Payments for acquisition of investment properties	$54	$1	$18

Additions of intangible assets	$48,605	$256	$1,893
Changes in other assets	(1,000)	—	—
Payments for acquisition of intangible assets	$47,605	$256	$1,893

The carrying amounts of disposal of property, plant and equipment	$307	$30	$21
Gain (loss) on disposal of property, plant and equipment	1,428	(3)	(5)
Trade-in investment properties from asset exchange transaction (Note 16)	(1,305)	—	—
Changes in other payables	(80)	—	—
Changes in other current monetary assets	(31)	—	—
Proceeds from disposal of property, plant and equipment	$319	$27	$16

The carrying amounts of disposal of financial assets at fair value through other comprehensive income	$568	$2,705	$—
Changes in other current monetary assets	(271)	271	—
Reclassified to investment accounted for using equity method	—	(64)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income	$297	$2,912	$—

Financing activities

			Changes in Non-Cash Transactions
	Balance on January 1, 2020	Cash Flows from Financing Activities	New Leases	Acquired by Business Combination (Note 14)	Others	Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2020
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$9,758	$(3,683)	$3,796	$71	$(265)	$(80)	$9,597

			Changes in Non-Cash Transactions
	Balance on January 1, 2021	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2021
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$9,597	$(3,729)	$4,669	$(195)	$(69)	$10,273

			Changes in Non-Cash Transactions
	Balance on January 1, 2022	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2022
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$10,273	$(3,777)	$4,369	$(117)	$(75)	$10,673

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

37.
FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$912	$1,024
Hedging financial assets	—	13
Financial assets at amortized cost (Note a)	71,799	81,523
Financial assets at FVOCI	3,616	3,491
Financial liabilities
Measured at FVTPL
Held for trading	6	—
Hedging financial liabilities	8	—
Measured at amortized cost (Note b)	64,747	67,451

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

1)
Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Assets
USD	$2,010	$2,355
EUR	49	90
SGD	260	627
JPY	37	28
RMB	89	37
HKD	70	10
Liabilities
USD	890	852
EUR	861	875
SGD	1,964	2,010
JPY	13	16
RMB	39	37
HKD	16	17

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Assets
EUR	$—	$16
Liabilities
EUR	14	—

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

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$97	$56	$75
EUR	(47)	(41)	(39)
SGD	(44)	(85)	(69)
JPY	1	1	1
RMB	1	3	—
HKD	3	3	—
Derivatives (b)
USD	(19)	—	—
EUR	3	13	3
Equity
Derivatives (c)
EUR	10	11	22
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

2)
Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$27,671	$41,593
Financial liabilities	37,249	41,150
Cash flow interest rate risk
Financial assets	14,171	9,631
Financial liabilities	1,665	2,322

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $19 million, $31 million and $18 million for the years ended December 31, 2020, 2021 and 2022, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

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

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2020 would have increased/decreased by $34 million and $360 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2021 would have increased/decreased by $46 million and $181 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2022 would have increased/decreased by $50 million and $175 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.

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

December 31, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$40,895	$—	$1,997	$5,336	$—	$48,228
Floating interest rate instruments	0.95	—	15	50	1,600	—	1,665
Fixed interest rate instruments	0.51	—	—	—	10,700	16,300	27,000
		$40,895	$15	$2,047	$17,636	$16,300	$76,893

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,228	$4,126	$1,808	$1,244	$10,406

December 31, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$39,904	$—	$2,144	$5,157	$—	$47,205
Floating interest rate instruments	1.79	—	300	422	1,600	—	2,322
Fixed interest rate instruments	0.53	—	—	—	21,700	8,800	30,500
		$39,904	$300	$2,566	$28,457	$8,800	$80,027

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,390	$4,446	$2,143	$870	$10,849

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2021
Gross settled
Forward exchange contracts
Inflows	$—	$471	$—	$—	$471
Outflows	—	485	—	—	485
	$—	$(14)	$—	$—	$(14)
December 31, 2022
Gross settled
Forward exchange contracts
Inflows	$—	$501	$—	$—	$501
Outflows	—	485	—	—	485
	$—	$16	$—	$—	$16

2)
Financing facilities

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Unsecured bank loan facilities
Amount used	$65	$722
Amount unused	61,620	56,862
	$61,685	$57,584
Secured bank loan facilities
Amount used	$1,600	$1,600
Amount unused	—	—
	$1,600	$1,600

38.
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

	December 31, 2021		December 31, 2022
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$26,977	$27,082	$30,477	$30,452

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.
Financial instruments that are measured at fair value on a recurring basis

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$3	$—	$—	$3
Non-listed stocks	—	—	885	885
Limited partnership	—	—	24	24
	$3	$—	$909	$912
Financial assets at FVOCI
Listed stocks	$459	$—	$—	$459
Non-listed stocks	—	—	3,157	3,157
	$459	$—	$3,157	$3,616
Financial liabilities at FVTPL
Derivatives	$—	$6	$—	$6
Hedging financial liabilities	$—	$8	$—	$8

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3	$—	$3
Listed stocks	1	—	—	1
Non-listed stocks	—	—	861	861
Limited partnership	—	—	135	135
Film and drama investing agreements	—	—	24	24
	$1	$3	$1,020	$1,024
Hedging financial assets	$—	$13	$—	$13
Financial assets at FVOCI
Listed stocks	$273	$—	$—	$273
Non-listed stocks	—	—	3,218	3,218
	$273	$—	$3,218	$3,491

There were no transfers between Levels 1 and 2 for the years ended December 31, 2020, 2021 and 2022.

The reconciliations for financial assets measured at Level 3 were listed below:

2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2020	$778	$4,700	$5,478
Reclassified from investments accounted for using equity method	—	2	2
Recognized in profit or loss under “Other gains and losses”	(101)	—	(101)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(263)	(263)
Balance at December 31, 2020	$677	$4,439	$5,116
Unrealized gain or loss in 2020	$(101)

2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2021	$677	$4,439	$5,116
Acquisition	25	81	106
Disposal	—	(5)	(5)
Reclassified to investments accounted for using equity method	—	(64)	(64)
Recognized in profit or loss under “Other gains and losses”	251	—	251
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(1,294)	(1,294)
Proceeds from capital reduction of the investees	(44)	—	(44)
Balance at December 31, 2021	$909	$3,157	$4,066
Unrealized gain or loss in 2021	$232

2022

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2022	$909	$3,157	$4,066
Acquisition	348	16	364
Disposal	—	—	—
Recognized in profit or loss under “Other gains and losses”	(215)	—	(215)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	52	52
Proceed from capital reduction from investees	(22)	(7)	(29)
Balance at December 31, 2022	$1,020	$3,218	$4,238
Unrealized gain or loss in 2022	$(209)

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

The fair values of non-listed domestic and foreign equity investments and film and drama investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The Company originally used the market approach to measure the fair value of its investment in Taipei Financial Center Corp.; however, as the stock market was impacted by COVID-19 pandemic, the multiples of the referenced companies were changed significantly. With continuing impact of COVID-19 pandemic, the Company evaluated that the income approach, instead of the former market approach, would better reflect the future cash flows of Taipei Financial Center Corp. Therefore, the Company changed its valuation technique to the income approach starting from the second quarter of 2021. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	December 31
	2021	2022
Discount for lack of marketability	16.05%-20.00%	14.09%-20.00%
Noncontrolling interests discount	17.29%-25.00%	17.29%-20.00%
Growth rate of long-term revenue	0.19%	0.19%
Discount rate	8.50%	7.20%-8.80%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Discount for lack of marketability
5% increase	$(32)	$(33)
5% decrease	$32	$33
Noncontrolling interests discount
5% increase	$(19)	$(24)
5% decrease	$19	$24
Long-term revenue growth rates
0.1% increase	$25	$30
0.1% decrease	$(25)	$(29)
Discount rate
1% increase	$(288)	$(330)
1% decrease	$350	$407

39.
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

a.
The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate (Note 1)
Taiwan International Ports Logistics Corporation	Associate
International Integrated Systems, Inc.	Subsidiary (Note 2)
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate (Note 3)
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate

AgriTalk Technology Inc.	Associate (Note 4)
Imedtac Co., Ltd.	Associate (Note 4)
Baohwa Trust Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO

(Continued)

Company	Relationship
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Divine Fine Foods & Wine Inc.	Substantial related party of SENAO (Note 5)
Kangsin Co., Ltd.	Substantial related party of SENAO
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Chunghwa Post Co., Ltd.	Government-related entity as Chunghwa Telecom

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

1)
Operating transactions

	Revenues
	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Associates	$1,508	$499	$417
Others	66	55	61
	$1,574	$554	$478

	Operating Costs and Expenses
	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Associates	$715	$853	$1,247
Others	68	74	80
	$783	$927	$1,327

2)
Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
		(In Millions)
Associates	$37	$38	$37
Others	3	3	2
	$40	$41	$39

3)
Receivables

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Associates	$35	$70
Others	6	5
	$41	$75

4)
Payables

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Associates	$386	$534
Others	6	5
	$392	$539

5)
Customers’ deposits

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Associates	$16	$69
Others	—	—
	$16	$69

6)
Acquisition of property, plant and equipment

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Associates	$375	$398	$32

7)
Acquisition of intangible assets

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Associates	$—	$—	$1

8)
Disposal of property, plant and equipment and investment properties

	Proceeds
	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Associates	$—	$10	$—
Others (Chunghwa Post Co., Ltd.)	386	—	—
	$386	$10	$—

	Gain on Disposal
	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Associates	$—	$2	$—
Others (Chunghwa Post Co., Ltd.)	310	—	—
	$310	$2	$—

9)
Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000 million (SGD 261 million), including a prepayment of $3,068 million at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,125 million from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of December 31, 2021 and 2022 were as follows:

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Lease liabilities - current	$173	$194
Lease liabilities - noncurrent	1,741	1,761
	$1,914	$1,955

The interest expense recognized for the aforementioned lease liabilities for the years ended December 31, 2020, 2021 and 2022 were $9 million, $7 million and $8 million, respectively.

c.
Compensation of key management personnel

The compensation of directors and other key management personnel for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
		(In Millions)
Short-term employee benefits	$290	$321	$360
Post-employment benefits	11	7	8
Share-based payment	—	2	2
Termination benefits	—	—	—
	$301	$330	$370

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

	December 31
	2021	2022
	NT$	NT$
	(In Millions)
Property, plant and equipment	$2,432	$2,403
Restricted assets (included in other assets - others)	163	131
	$2,595	$2,534

41.
SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2022 were as follows:

a.
Acquisitions of land and buildings of $74 million.
b.
Acquisitions of telecommunications-related inventory and equipment of $34,999 million.
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
42.
OTHER MATTERS

The Company has assessed the economic impact of COVID-19 pandemic and determined that there were no significant impacts on the Company’s consolidated financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

43.
SEGMENT INFORMATION

In response to changes in the operating environment and new business challenges, the Company launched its organizational transformation and redesigned the operational decision-making processes and the performance assessment under the new structure. The aforementioned organizational transformation was effective from January 1, 2022. The Company redefined the reportable segments as "Consumer Business", "Enterprise Business", "International Business" and "Others" and restated the corresponding items of segment information for the comparative period. The reportable segments are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

a.
Segment revenues and operating results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2020
Revenues
From external customers	$126,064	$70,229	$6,094	$5,222	$207,609
Intersegment revenues	2,616	1,351	950	261	5,178
Segment revenues	$128,680	$71,580	$7,044	$5,483	212,787
Intersegment elimination					(5,178)
Consolidated revenues					$207,609
Segment income before income tax	$25,928	$12,263	$908	$3,727	$42,826

Year ended December 31, 2021
Revenues
From external customers	$129,912	$69,258	$6,122	$5,186	$210,478
Intersegment revenues	2,857	1,693	961	340	5,851
Segment revenues	$132,769	$70,951	$7,083	$5,526	216,329
Intersegment elimination					(5,851)
Consolidated revenues					$210,478
Segment income before income tax	$27,528	$15,094	$1,246	$2,199	$46,067

Year ended December 31, 2022
Revenues
From external customers	$132,063	$72,152	$7,189	$5,335	$216,739
Intersegment revenues	2,166	952	864	348	4,330
Segment revenues	$134,229	$73,104	$8,053	$5,683	221,069
Intersegment elimination					(4,330)
Consolidated revenues					$216,739
Segment income before income tax	$28,505	$15,607	$1,694	$1,398	$47,204

b.
Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2020

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$(117)	$22	$199	$140	$244
Interest income	$8	$19	$22	$67	$116
Interest expenses	$125	$61	$5	$15	$206
Depreciation and amortization	$26,618	$8,960	$894	$666	$37,138
Gain (loss) on disposal of property, plant and equipment	$(15)	$(8)	$(1)	$1,452	$1,428
Gain on disposal of investment properties	$—	$—	$—	$151	$151
Reversal of impairment loss on investment properties	$—	$—	$—	$27	$27
Impairment loss on intangible assets	$9	$—	$—	$—	$9

For the year ended December 31, 2021

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$(48)	$11	$272	$186	$421
Interest income	$7	$16	$5	$67	$95
Interest expenses	$131	$66	$7	$14	$218
Depreciation and amortization	$27,953	$9,700	$865	$698	$39,216
Impairment loss on right-of-use assets	$5	$382	$33	$—	$420
Reversal of impairment loss on investment properties	$—	$—	$—	$83	$83
Impairment loss on intangible assets	$29	$—	$—	$—	$29

For the year ended December 31, 2022

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$(43)	$23	$315	$147	$442
Interest income	$11	$28	$8	$202	$249
Interest expenses	$151	$83	$7	$22	$263
Depreciation and amortization	$28,703	$9,714	$1,114	$739	$40,270
Reversal of impairment loss on investment properties	$—	$—	$—	$107	$107
Impairment loss on intangible assets	$9	$—	$—	$—	$9
c.
Main products and service revenues

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Consumer Business
Mobile services	$48,183	$49,043	$51,821
Fixed-line services	42,171	42,277	42,766
Sales	33,167	36,145	35,172
Others	2,543	2,447	2,304
	126,064	129,912	132,063
Enterprise Business
Fixed-line services	34,529	34,712	34,537
ICT business	24,073	22,299	24,248
Mobile services	8,190	8,446	8,942
Others	3,437	3,801	4,425
	70,229	69,258	72,152
International Business
Fixed-line services	4,692	5,008	5,063
ICT business	772	679	1,506
Others	630	435	620
	6,094	6,122	7,189
Others
Sales	4,313	4,335	4,553
Others	909	851	782
	5,222	5,186	5,335
	$207,609	$210,478	$216,739

d.
Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$200,881	$204,473	$209,727
Overseas	6,728	6,005	7,012
	$207,609	$210,478	$216,739

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, and Thailand for $3,234 million and $3,212 million as of December 31, 2021 and 2022, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.
Major customers

As of December 31, 2020, 2021 and 2022, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.