Form 20-F
period 2023-12-31
CHUNGHWA TELECOM CO LTD
filed 2024-04-17
CIK 1132924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

CHUNGHWA TELECOM CO., LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2023

i

SUPPLEMENTAL INFORMATION

All references to “we,” “us,” “our,” “Chunghwa Telecom” and “our company” in this annual report are to Chunghwa Telecom Co., Ltd. and our consolidated subsidiaries, unless the context otherwise requires. All references to “shares” and “common shares” are to our common shares, par value NT$10 per share, and to “ADSs” are to our American depositary shares, each of which represents ten of our common shares. The ADSs are issued under the deposit agreement, as amended, supplemented or modified from time to time, originally dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd. and the Bank of New York, amended and restated on November 14, 2007, among Chunghwa Telecom Co., Ltd. and JP Morgan Chase Bank, as depository, and the holders and beneficial owners of American Depositary Receipts issued thereunder, and further amended and restated on December 27, 2023, among Chunghwa Telecom Co., Ltd. and JPMorgan Chase Bank, N.A., as depository, and the holders of American Depositary Receipts issued thereunder. All references to “Taiwan” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references to “the government” or “the ROC government” are to the government of the Republic of China. All references to “the Ministry of Transportation and Communications” or “the MOTC” are to the Ministry of Transportation and Communications of the Republic of China. All references to “the National Communications Commission” or “the NCC” are to the National Communications Commission of the Republic of China. All references to the “Securities and Futures Bureau” are to the Securities and Futures Bureau of the Republic of China or its predecessors, as applicable. “ROC GAAP” means the generally accepted accounting principles of the Republic of China, “U.S. GAAP” means the generally accepted accounting principles of the United States, “IFRSs” means International Financial Reporting Standards as issued by the International Accounting Standards Board, and “Taiwan IFRSs” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the Financial Supervisory Commission, or the FSC, which are required to be adopted by applicable companies in the ROC pursuant to the “Framework for Adoption of International Financial Reporting Standards by Companies in the ROC” promulgated by the FSC on May 14, 2009. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ending December 31 of that year. When we refer to our “privatization” or our being “privatized” in this annual report, we mean our status as a non-state-owned entity after the government reduced its ownership of our outstanding common shares, including our common shares owned by entities majority-owned by the government, to less than 50%. We were privatized on August 12, 2005.

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars. For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2023 have been translated into U.S. dollar amounts using US$1.00=NT$30.62, set forth in the statistical release of the Federal Reserve Board of the United States on December 29, 2023. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 8, 2024, the exchange rate was NT$32.10 to US$1.00.

FORWARD-LOOKING STATEMENTS IN THIS ANNUAL REPORT MAY NOT BE REALIZED

This annual report contains forward-looking statements, including statements regarding:

•
general local and global economic conditions and regulations;
•
the political stability of our local region;
•
our business and operating strategies;
•
our network expansion plans;
•
our business, operations and prospects;
•
our financial condition and results of operations;
•
our dividend policy;
•
the telecommunications industry regulatory environment in Taiwan;
•
future developments in the telecommunications industry in Taiwan; and
•
possible disruptions in commercial activities caused by natural and human-induced disasters, including the effects of climate changes, outbreaks of contagious diseases and cybersecurity incidents.

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

Risks Relating to Our Company and the Taiwan Telecommunications Industry

Extensive regulation of our industry may limit our flexibility to respond to market conditions and landscape, and our business and revenues may suffer.

As a telecommunications service provider in Taiwan, we are subject to extensive regulation. According to the ROC Telecommunications Management Act, or the TMA, telecommunications enterprises shall register themselves with the NCC and become subject to the TMA. We applied for registration on July 31, 2020, and received approval from the NCC on September 30, 2020. Since then, we have become subject to the TMA. On April 15, 2022, the NCC announced that two retail service markets (i.e., the fixed-line voice market and the fixed-line broadband market) and three wholesale service markets (i.e., the fixed-line wholesale market, fixed-line voice access market and the mobile voice access market) are designated as specific telecommunications service markets; on June 5, 2023, we were officially determined to be the telecommunications enterprise with significant market power in the aforementioned five specific telecommunications service markets subject to special control measures, including fee control, accounting separation, information transparency and non-discrimination treatment. See “Item 4. Information on the Company—B. Business Overview—Regulation” for more information on the regulatory environment.

With respect to the special control measures relating to fee control, the NCC announced the promulgation of the “Upper Limits on the Termination Rate for Voice Service over Mobile Network Provided by Significant Market Powers” on May 26, 2023, the promulgation of the “Primary Fees, Adjustment Coefficients and Years of Implementation for Price Cap Control Enforced on Significant Market Power in the Fixed Communication Network Voice Retail Service Market, Fixed Communication Network Broadband Retail Service Market and Fixed Communication Network Wholesale Service Market” on June 2, 2023, and the promulgation of the “Upper Limits on the Termination Rates for Voice Service over Fixed Network Provided by Significant Market Powers” on June 5, 2023, which constrain our ability to raise prices. On March 15, 2024, the NCC announced that, effective from April 1, 2024, the “monthly rental fee of broadband network circuit” were enforced to be reduced by “3.32% minus annual growth rate of the Consumer Price Index (CPI),” excluding the circuits of ADSL, that with download speed at and below 12 Mbps and that with download speed at 300 Mbps and above. For the fixed-line wholesale services, including the private circuits, broadband network wholesale circuits and internet interconnection bandwidth, the fees were enforced to be reduced by “5.09% minus annual growth rate of CPI,” excluding the circuits with download speed at and under 2 Mbps. See “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

Furthermore, in August 2022, the Ministry of Digital Affairs was launched to partly take over the administrative authorities formerly held by the NCC, the Ministry of Transportation and Communications and the Executive Yuan, respectively, including (1) telecommunications popularization, telecommunication enterprises cyber security management, number portability and equal accessibility, critical telecommunications infrastructure, radio frequencies allocation, as well as management of telecommunications numbers, websites and domain names, formerly held by the NCC; (2) comprehensive communications resources allocation and telecommunication industry counseling and incentives, formerly held by the Ministry of Transportation and Communications; and (3) the cyber security management, formerly held by the Executive Yuan. We are closely monitoring these regulatory changes and related policy development and we cannot assure you that these changes and development will not affect our business.

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

We operate our businesses with approvals (including licenses) granted by the government and we have obtained necessary approvals to provide our services. If these approvals are revoked or suspended or are not renewed, or if we are unable to obtain any necessary approvals that we may need to operate or expand our business in the manner we desire, our financial condition and results of operations, as well as our prospects, will suffer and we may lose our customers and market share and become less profitable.

If we are unable to successfully acquire and maintain the rights to use the frequency spectrums or other approvals that we may need for our future business operations, our business prospects and future results of operations may be materially and adversely affected.

Market landscape may adversely affect our growth and profitability by causing us to lose customers, charge lower tariffs, spend more on marketing or lose market share.

The market landscape of the telecommunications industry in Taiwan is constantly changing. In December 2023, two mergers were completed. As a result, the number of mobile network operators in Taiwan decreased from five to three, including us, and the degree of concentration of the telecommunication industry in Taiwan has been increasing. The completion of these two mergers may bring a more competitive market landscape. Our competitors have additional spectrum as a result of the mergers, and able to enhance customer experience and introduce new services. We will be dedicated to enhancing our network quality and services to respond to competitors’ challenge. However, we cannot assure you that we can successfully manage these risks or develop effectively to maintain our market share and customer base, achieve economies of scale or sustain our profit margin under the increased market concentration. If we fail to do so, our business, results of operation and financial conditions may be adversely affected.

Our primary advantages lie in our leading 5G service and the design of effective tariffs. In 2023, the strategy of our mobile business was to focus on promoting the highest quality of 5G service to our customers. More customers upgrading to 5G plans will increase the possibility of raising our mobile services revenues. However, mobile network operators might offer aggressive programs to attract consumers, such as unlimited low-priced data plans. We cannot assure you that we will be able to constantly raise our revenues from mobile broadband services in light of the current market landscape, which could have a material adverse effect on our business prospects and our future results of operations.

Cable operators mainly promote high-speed internet access and TV converging solutions, and the bundled price is about 10% to 20% off ours. Furthermore, they offer low-price promotions of about 40% to 60% off ours for competitors’ users and expand sales channels through cross-industry alliances. Competitors may also roll out aggressive marketing plans such as bundling broadband internet and 4G/5G mobile services to stir the market. Although we have rolled out Multiple-Play Package of mobile service, broadband service and Wi-Fi bundled plans, we still face intensified low-price strategies from other cable operators for our broadband access and IPTV services. If we are unable to achieve a favorable position compared with the cable operators for broadband access and multimedia-on-demand, or MOD, services, our results of operations could be impacted.

As mobile data access speeds have increased with the advancement of technologies, many of our customers have replaced fixed broadband services with high-speed mobile broadband services, especially those who used lower-speed fixed broadband services. Any of these developments could adversely affect our business, financial condition and results of operations.

As an internet service provider, we may not be able to protect our customers and their information from cyberattacks, nor protect our services or those of our partners with whom we share our confidential information from disruptions due to cybersecurity breaches.

Driven by emerging technologies such as AI, IoT and cloud services, cybersecurity threats have evolved into multi-faceted mixed attacks. Any cybersecurity incident or privacy leakage will damage customers’ rights and cause us penalties and financial losses. In addition, malware attacks, which are often imbedded into supply chain software, have become more frequent and diverse, and would adversely impact business services or privacy leakage.

The Cyber Security Management Act came into force on January 1, 2019. According to the Act, a critical infrastructure provider shall satisfy the requirements of the cybersecurity responsibility level, to amend and implement the cybersecurity maintenance plan. The “Administration Regulations of Cyber Security on Telecommunications Business,” promulgated pursuant to the “Telecommunications Management Act,” was enforced on July 1, 2020. According to the Regulations, telecommunications enterprises shall establish a cybersecurity maintenance plan and implement it accordingly. If we fail to comply with such requirements, we may be subject to administrative penalties. We may suffer negative consequences, such as remedial costs, increased cybersecurity protection costs, lost revenues, litigation and reputational damage due to cyberattacks. See “Item 16K. Cybersecurity.”

If new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth and profitability will decline.

We are constantly evaluating new growth opportunities. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable return. In addition, we may not be able to develop new technologies to effectively, competitively and economically deliver these services. In the 5G era and ICT realm, there could be more services beyond that of standard operators by delivering services via a B2B2X model, which is substantially dependent on the availability of applications and devices developed by third parties. If we fail to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected. In addition, we may need to cooperate with certain third parties to deliver these new services. To the extent that these third parties fail to perform their obligations, our services, financial condition and results of operations may be materially and adversely affected.

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

Taiwan is also susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters, including the effects of climate changes (such as drought, floods and increased storm severity), or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. In 2023, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$1.16 million (US$0.04 million). Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

Effects of climate change may result in potential adverse impacts on our business, financial conditions and results of operations.

Climate change presents a multifaceted risk landscape for our company. The escalating frequency and severity of extreme weather events, such as typhoons, floods, high temperatures and wildfires, pose a direct threat to our physical infrastructures, such as Internet Data Centers, or IDCs, and base stations, potentially leading to service disruptions and heightened operational costs associated with maintenance, repairs and replacements. Moreover, the global shift towards stringent climate change-related policies amplifies regulatory risks. Compliance with evolving international and industry standards as well as additional disclosure requirements incur costs and potentially strain financial resources. For example, the imposition of carbon fees or other regulatory fees in a jurisdiction where we operate could result in substantially higher compliance costs. In particular, in response to global climate change, Taiwan adopted the Climate Change Response Act (formerly known as the Greenhouse Gas Reduction and Management Act) in February 2023, which establishes the goal of achieving net-zero emissions by 2050 and introduced the carbon pricing system. We cannot predict what effect of the implementation of the Climate Change Response Act may have on our business. In addition, in March 2024, the SEC announced its final Climate-Related Disclosure Rule, which requires issuers to provide information regarding material Scope 1 and Scope 2 greenhouse gas emissions, or GHG emissions, severe weather-related financial statement disclosures and climate-related governance, risks and targets disclosures. We, as a large accelerated filer, will be required to comply with certain of the Climate-Related Disclosure Rule as of the date of our annual report for the fiscal year ended December 31, 2025. As a result, we will need to take proactive measures to comply with the rule, which would incur additional costs and efforts. The imposition of any other regulatory fees and further legislative developments may increase our compliance costs or subject us to additional restrictions in our operations, which may adversely affect our financial condition. Furthermore, beyond immediate operational and financial impacts, there also exists higher market expectation for large enterprises like us to take more initiatives and responsibility. Failure to meet these expectations may result in reputational damage and a potential loss of customer trust.

We always commit to the adaptation and mitigation of climate change and reducing operational risks of our business. For example, we adopted the Task Force on Climate-related Financial Disclosure, or TCFD, in 2020. Since then, we have continuously disclosed information on governance, strategy, risk management as well as metrics and goals regarding climate-related risks and opportunities in our sustainability report and on our official website. We also set detailed carbon emission management targets to achieve the goal of 2050 net-zero emissions. Our carbon emission management targets include achieving a 50% reduction of scope 1 and 2 carbon emissions by 2030 compared with the level in 2020, and using 100% renewable energy for IDCs by 2030 and for the Company by 2040. For further initiatives and measures we adopt in response to climate-related challenges, please refer to “Item 4. Information on the Company — B. Business Overview — Corporate Responsibilities: Environmental, Social and Governance (ESG) Initiatives.” However, we cannot assure you that we will be successful in achieving these goals or transitioning to low-carbon operations as we have committed. If we fail to do so, our business, financial conditions, results of operations and reputation may be adversely affected.

Our long-term international bandwidth supply may be disrupted by unexpected delays for new international submarine cables.

The complicated permitting processes have caused unexpected delays on operation and construction. In particular, the construction of our new submarine cable, Southeast Asia-Japan 2 Submarine Cable, or SJC2, which connects various countries in the Asia Pacific region, has been delayed unexpectedly. The target service commencement date was pushed back to the end of 2024, which is more than three years later than the original plan.

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

The telecommunications industry in Taiwan has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we need to constantly upgrade our telecommunications technologies and services to respond to evolving industry conditions and customer requirements, rendering some less advanced technologies obsolete. The cost of implementing new technologies, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future to effectively respond to technological changes to meet the increasingly robust high-bandwidth requirements of digital convergence services. After obtaining 5G mobile broadband services spectrum, we started our 5G network construction. Our ability to obtain additional financing will also depend on a number of factors. These factors include, but are not limited to, our financial condition, results of operations, financing cost, telecommunications industry conditions, financial market conditions, and relevant government and other regulatory approvals. Furthermore, failure to comply with covenants in our debt documents or repay debts when due may negatively affect our credit ratings, which will cause our financing costs to increase and weaken our fundraising capabilities, further affecting our liquidity position and financial condition.

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

We have made significant capital investments in our network infrastructure and information technology systems. To continue developing our business and offer more attractive and innovative services/solutions, we intend to continue making substantial capital expenditures in different areas and new technologies. However, customer acceptance of those new services/solutions may not be at the expected rate or level, or it may be unable to satisfy our customers’ demands in time, thus impairing the expected return from our investments.

We cannot assure you that services enabled by the new technologies we are implementing, such as Artificial Intelligence, or AI, Multi-access Edge Computing, or MEC, Open Radio Access Network, and Innovative Optical and Wireless Network, or IOWN, will be accepted by customers as expected. In addition, there might be risks of unforeseen complications in deploying these new services and technologies, and we cannot assure whether anticipated capital expenditures for providing such services will exceed our estimate. These new services and technologies may not be developed/deployed on schedules or may not be accepted by customers or reach expected commercial benefits.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized an impairment loss for investment properties, property, plant and equipment, as well as intangible assets in the past. In 2023, we concluded that the recoverable amount representing the fair value less costs of disposal of investment properties was lower than the carrying amount. Therefore, we recognized an impairment loss of NT$336 million (US$10.9 million) for investment properties. Also, in 2023, we evaluated and determined that the recoverable amount of certain property, plant and equipment was nil and recognized an impairment loss of NT$299 million (US$9.8 million) as a result.

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

We may also make equity investments in companies from time to time, but we cannot assure you of their profitability and whether any losses related to our equity investments will not have a material adverse effect on our financial condition or results of operations. For example, we invested in Next Commercial Bank Co., Ltd., or NCB, in 2020. Although NCB launched its services on March 29, 2022 and serves as a pivotal strategic investment for our company’s fintech strategy, it has yet to generate profits.

Our largest stockholder may take actions that conflict with our public stockholders’ best interests.

As of December 31, 2023, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

Any outbreak of contagious diseases, such as COVID-19, influenza, Zika virus, dengue fever or Ebola virus, may disrupt our ability to adequately staff our business and disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to implement a work-from-home policy or quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part or all of our operations. For example, we implemented a work-from-home policy during the COVID-19 pandemic to protect our employees and transitioned our employees to work remotely.

Any outbreak may also restrict the extent of economic activity in affected regions. For example, during the COVID-19 pandemic, many governments over the world adopted measures such as travel restrictions and quarantine policies. Although the outbreak of the COVID-19 has subsided, its effects may last for a long time. The resurgence or occurrence of any contagious diseases and the adoption of similar measures may have a material adverse effect on our business, financial condition and results of operations.

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

In accordance with the articles of association of Chunghwa Telecom Workers’ Union, except for the chief manager of each department, most of our employees are members of our principal labor union, the Chunghwa Telecom Workers’ Union. Since our incorporation in 1996, we have experienced disputes with our labor unions on issues such as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. In spite of having taken measures to improve relations, increase cooperation and ensure mutual benefit with our labor unions, such as increasing channels of communications by holding periodic labor resource review meetings and guaranteeing our labor unions a seat on our board of directors, we cannot assure you that we will be able to maintain a good relationship with our labor unions. Any deterioration in our relationship with our labor unions could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation.

Our business and operation may be adversely impacted if we fail to achieve and maintain effective internal control or if our independent registered public accountants are unable to attest to or express an unqualified opinion on the effectiveness of our internal controls over financial reporting.

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2023. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.”

We are also required to comply with various ROC and U.S. laws and regulations on internal controls, but our internal controls, including policies and procedures, may not prevent or detect misstatements or misconduct because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, fraud or corruption.

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

There are also concerns over tensions, armed conflicts, wars, civil unrest, election results and geopolitical uncertainty in various regions, such as Russia-Ukraine War, Israel-Palestine Conflict, the Middle East, Asia Pacific and the Central Asia region, which have resulted or could result in increased economic volatility and in increasing costs of cybersecurity and network maintenance. The economic slowdown in Mainland China and the U.S. could also have a material adverse effect on economies around the world. In particular, there have been increasing concerns over the global economic slowdown, disputes between the U.S. and Mainland China and global climate change issues, all of which could cause turbulence in the international and Taiwan’s financial markets and the global technology industries. Although we conduct most of our operations and generate most of our revenues in Taiwan, any slowdown in global economic growth may materially and adversely affect our financial condition, results of operations and prospects.

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

Our operation requires a continuous supply of utilities such as electricity and water. Interruptions of electricity or water supply could result in temporary shutdowns of our operation. We may from time to time suffer power outages or surges in Taiwan caused by difficulties encountered by the public utility or other power consumers on the same power grid. Some of these have resulted in interruptions to our operations. Any major suspension, shortage or termination of electricity supply could significantly harm our business, results of operations and financial condition. If we are unable to secure reliable and uninterrupted supply of electricity in Taiwan, our services may be interrupted. Furthermore, we may suffer from a shortage of water in Taiwan, and we may need to incur additional costs and expenses to respond to such shortages in order to maintain our operations and services. Such incremental costs may affect our profitability and results of operations.

Our success depends on our ability to attract and retain quality personnel.

In response to the rapidly evolving industry in which we operate, we need to continuously attract and retain skilled technical personnel, and we also depend on the continued service of our executive officers. Our business could suffer if we fail to attract qualified personnel or adequately replace them, and thus lose the services of any of these personnel. In particular, we could not afford the loss of any of our talents since attracting qualified talents is increasingly difficult. Moreover, any expansion by industry players may intensify the demands for qualified and experienced personnel in the Taiwan telecommunications industry. All the major three telecom operators in Taiwan, including us, are expanding the Information and Communication Technology, or ICT, business in areas such as cybersecurity, cloud, AIoT, IDC and big data analysis and may increase the number of their employees as part of this expansion. In addition to telecom operators, some computer design companies and manufacturers are also expanding their business into these areas and have been recruiting information technology-related employees as well. We may also need to increase employee compensation levels to attract and retain personnel, which in turn could result in an increase in our operating costs. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

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

Our corporate affairs are governed by our Articles of Incorporation, the TMA, and by the laws governing corporations incorporated in the ROC. See “—Extensive regulation of our industry may limit our flexibility to respond to market conditions and landscape, and our business and revenues may suffer.” The rights of stockholders and the responsibilities of management and the members of the board of directors of Taiwan companies are different from those applicable to a corporation incorporated in the U.S. For example, controlling or major stockholders of Taiwan companies do not owe fiduciary duties to minority stockholders. As a result, holders of our common shares and ADSs may have more difficulties protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public stockholders of a United States corporation.

Our actual financial results may differ materially from our published guidance.

Starting in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with the Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate the projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase overtime. Although our revenues, operating income, net income and EPS exceeded our expectations in 2023, our financial results will depend on future developments, which are highly uncertain and cannot be predicted.

Our results of operations and financial condition under Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2023 that are expected to be declared at our 2024 annual general stockholders’ meeting are calculated based on Taiwan IFRSs.

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

Our common shares are traded on the Taiwan Stock Exchange, or the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the U.S. and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In 2023, the TWSE Index reached a low of 14,199.13 on January 4, 2023, and peaked at 17,930.81 on December 29, 2023. On April 8, 2024, the TWSE Index closed at 20,417.70. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

According to the TMA, which was effective from July 1, 2020 (excluding certain articles regarding frequency allocation that was set effective from November 1, 2020), the total amount of our shares directly held by foreigners shall not exceed 49%, and the total amount of our shares directly and indirectly held by foreigners shall not exceed 60%. As of April 8, 2024, foreign direct holdings of our outstanding share capital was at approximately 15.84%. If we fail to comply with the applicable foreign ownership limitations, the network establishment approval granted to us may be abolished. We cannot predict the manner in which the NCC will exercise its authority over us in the case of a violation, or whether the NCC will lower the foreign ownership cap at any time.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we were operating as a business unit of the Directorate General of Telecommunications, which was the predecessor of the NCC. The common shares of the Company have been listed on the TWSE under the trading code “2412” since October 2000 and its ADSs have been listed on the NYSE under the symbol “CHT” since July 2003. We were privatized as a result of a secondary ADS offering and concurrent domestic auction of our common shares on August 12, 2005, as the ownership by the government of the ROC was reduced to less than 50%. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Xinyi Road, Section 1, Taipei 10048, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is at: https://www.cht.com.tw. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report. Our agent for service of process in any suit or proceeding arising out of or relating to our shares, ADSs, American depositary receipt, or ADR, and deposit agreement in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. As an integrated telecommunications service provider, our principal services include: mobile services, fixed-line services, ICT business, sales and other services.

We accomplished our strategic transformation in 2022 and started to operate under the new customer-centric structure to enhance our performance. In particular, our Consumer Business Group strategically focuses on individual, home-centric and family services to provide better customer experiences. Our Enterprise Business Group consolidates and streamlines our enterprise business-related services to create synergy and enhance our integrated ICT services. Our International Business Group focuses on serving our international customers and expanding our overseas business.

We enjoy leading positions across a number of areas in terms of both revenues and customers. We are Taiwan’s largest service provider in fixed communications, mobile communications, broadband access and internet service. As for the IPTV service, our MOD service is the largest video platform in Taiwan in terms of the number of customers. In 2023, our revenues were NT$223.2 billion (US$7.3 billion), our consolidated net income was NT$38.1 billion (US$1.2 billion) and our basic earnings per share was NT$4.76 (US$0.16).

In 2023, we made capital expenditures totaling NT$30.7 billion (US$1.0 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

Competitive Strengths

We believe that our primary competitive strengths are:

•
our position as an integrated, full-service telecommunications provider as well as ICT service provider and our premium brand and broad customer base in Taiwan; and
•
our capital resources and leading technology capabilities.

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

Broad range of communications products and services. We are confident with our ability to provide an attractive and comprehensive range of both telecommunications services and ICT total solutions to our business customers. In addition, we are able to offer innovative and customized ICT services and attractive tariff packages to deliver customer-centric services.

Broad network coverage. In order to provide higher bandwidth services for our customers, we have been constructing our fiber to the x, or FTTx, network since 2003. We have successfully migrated many of our customers to higher-speed FTTx service. As of December 31, 2023, network coverage of FTTx with speeds of 1 Gbps and higher was approximately 93.7%. In addition, our 4G/5G mobile communications networks provide nationwide coverage. Our large mobile spectrum allocation, together with our extensive network coverage, positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential and public areas with high subscriber density and usage, such as business districts, transportation hubs, airports and convenience stores. We aim to provide seamless broadband connections to better serve our customers. To facilitate working-from-home arrangements during the outbreak of the COVID-19 pandemic, we launched fiber optic internet service with speeds up to 2 Gbps on both downloading and uploading in 2021.

Brand awareness, distribution channels and customer service. Our brand, “Chunghwa Telecom,” has a reputation for quality, reliability and sustainability. We serve our large customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution.” Our extensive sales and distribution channels help us attract additional customers and develop new business opportunities. We eagerly enhance user experience at different channels. We integrate our online store and offline channels, with our big data capability, to accelerate the development of our Online-to-Offline business. To enhance customers’ online experience, we provide customized online purchase processes by leveraging our capability to analyze big data, and accurately analyze customer preferences and behaviors, and target different customer groups for implementing accurate marketing initiatives to improve sales success rates and reduce marketing costs. Customers can apply for various services online through websites or apps, and make queries with us in real time. We also provide an online shopping platform, where consumers can purchase telecom tariff plans, smartphones and smart home appliances at the same time. In addition, customers can also order online and enjoy quality services at designated offline stores to save waiting time.

In 2023, we obtained several international awards which recognized our strong operational capabilities, service quality and ESG practices. We were once again included in the Dow Jones Sustainability World Index and ranked as the top-rated company in the global telecommunications industry. We were the only telecommunications company reaffirmed by S&P Global with the highest long-term credit rating (AA). We obtained The Asset ESG Corporate Jade Award from The Asset for three consecutive years. In addition, we were recognized by Speedtest as the quadruple crown in Taiwan for Best Mobile Coverage for six consecutive years, Fastest 5G network for three consecutive years, Widest 5G Coverage, and Best Mobile Gaming Experience. Moreover, we were recognized with ten championships in Taiwan by Opensignal, including Fastest Mobile/Fastest 5G network, Best Mobile/Best 5G Coverage Experience, 5G Gaming Experience, etc. In 2023, we were also awarded the Telecom of the Year Award, 5G Services Customer Value Leadership Award, and Data Center Services Company of the Year Award in Taiwan by Frost & Sullivan. Furthermore, we were on the “2023 Global 500” ranking that Brand Finance unveiled and were the only Taiwanese telecom operator featured on the list, and we won the World Branding Awards from the World Branding Forum in 2023 as the only Taiwanese telecom operator awarded.

Professional management and outstanding talents. Our management and employees have extensive operating experience and technical knowledge for the future growth of emerging businesses. We also believe we will continue to attract and retain high-quality information technology talents.

We have the capital resources and technology to retain our leading position.

Strong capital structure. We have great financial resources in Taiwan. Our low debt-to-equity capital structure, together with our strong operating cash flows, provides us with the flexibility and resources to invest in capital-intensive and growing businesses. We started to construct our 5G base stations in the first half of 2020 and continue to enhance our existing 4G/5G mobile broadband networks, our expansion of FTTx broadband access services, IP-based MOD/Hami Video services, fixed-line/mobile value-added services, or VAS, ICT-related services and service platforms. We also deploy Narrowband-IoT and LTE Cat-M1 networks for IoT applications. Furthermore, we signed an exclusive distribution agreement for OneWeb Low Earth Orbit, or LEO, satellite service at the end of 2023, which will enhance the resilience of our communication network. Our strategy is to invest in or acquire emerging growth companies to further expand our business to retain our leading position in the future, such as cybersecurity, IDC/cloud and AIoT strategic businesses. We will continue to construct facilities of data center and cloud services and will cooperate with international public cloud service providers, including Google Cloud Platform, or GCP, Amazon Web Service, or AWS, and Microsoft Azure, to deliver hybrid cloud solutions to enterprise customers in order to be a leading IDC and multi-cloud service provider in Taiwan. In addition, we will continue to construct new submarine cables linking the U.S. and Asia-Pacific region, as well as expand the bandwidth of outbound connections and enhance network strength to attract more OTT services providers to increase their investments in Taiwan.

Advanced network technology. By the end of 2023, more than 93.7% of households in Taiwan can enjoy ultra-fast connectivity with our FTTH network. We will still expand FTTH network coverage of households in 2024, based on the requirement of ultra-fast connectivity service in Taiwan. In 2023, we also continued to enhance our 4G/5G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market. We have developed MEC technology and successfully launched it to the market, enabling us to maintain a market-leading position in the 5G private network.

Research and development expertise. In 2023, our research and development expenses accounted for 1.7% of our revenues. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses” for descriptions about areas of our research and development. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

Our three major visions are: “becoming an international benchmark enterprise based on sustainable development, becoming a leading brand of digital ecosystem co-creators, and becoming a top-notch technology conglomerate with a market value surpassing a trillion NTD.”

To achieve these visions, for individual- and home-centric businesses, we are devoted to promoting innovative and sustainable smart life to achieve the strategic objectives of maintaining our leading position in Taiwan and creating a new growth curve. For enterprise business, we continue to implement sustainable transformation, drive digital transformation, and develop seven innovative technologies, namely AIoT, big data, cloud/IDC, data security, edge computing, fifth gen. mobile network, and generative AI, to advance the innovation and growth for businesses. In terms of international business, we commit to positioning Taiwan as the Asia-Pacific information hub, teaming up with Taiwanese companies to extend global footprint and fostering collaborations abroad to expand our market shares worldwide.

Consistent with our strategic objectives, we have developed the following business strategies:

Focus on our core strengths while expanding our scope of services to capture new growth opportunities

We endeavor to maintain our strong market position in telecommunication business and seek to expand the scope of our business beyond network services by offering service platforms and VAS to capture new opportunities and generate revenue growth, such as IoT platforms and cloud platforms. We also continue to enhance our MOD/OTT service platform, which offers digital contents, live broadcasting and subscription video on demand, or SVoD, services.

Broadband services: We strive to maintain our broadband market share and enjoy the increase of average revenue per user, or ARPU, for our FTTx internet services. We believe customer demands owing to digital transformation will continue and we will grasp those opportunities from the trend. Over the years, we are continuously encouraging more migration of our FTTx subscribers to higher-speed FTTx service to further enhance our ARPU. We continue to build our FTTH infrastructure, and we believe these efforts will help us maintain our advantages in broadband services. A high-quality fixed broadband network is also essential for our high-definition MOD services.

Video services: We provide attractive and user-centric entertainment experience for our customers by offering 4K high-quality videos, self-selected channel mechanisms and multi-screen options on MOD and 5G service on Hami Video. We also expect to further expand our contents and applications to serve more customers by enhancing the partnerships with our key content providers. In 2023, we acquired broadcasting rights for international channels and contents, while also intensifying investment in both localized and international content. This includes expanding our acquisition of key exclusive content to attract a larger customer base. Moving forward, we will actively promote Taiwanese channels and content on the global platform.

Mobile Communications: We successfully launched 5G services in Taiwan in 2020. Our strategy for mobile services includes the following initiatives:

•
integrating digital life value-added services and innovative services while improving 4G/5G mobile network quality to increase 5G penetration rate and ARPU;
•
reallocating resources to encourage mobile subscriptions toward high-end plans;
•
deploying home Wi-Fi which complements mobile networks to improve indoor coverage; and
•
leveraging our 5G, AI, LTE Cat-M1, Narrowband IoT and technology capabilities, such as cooperating with potential partners and developing future 5G AIoT business.

ICT business: Leveraging our core telecommunication infrastructure and services to expand ICT services, we aim to become a leading provider of smart life and an enabler of digital economy, and to expand international business. In order to drive the development of multiple emerging ICT services (e.g., smart city, smart manufacturing, smart energy and smart transportation), we focus on high-quality platforms, building customer-centric ecosystems with key partners, and making strategic investments, mergers and acquisitions. With the strength and reliability of our technologies and services, we will gain a comparative edge to continue expanding our ICT business in the future.

Emphasize quality of service and customer satisfaction

Quality of service is critical in attracting and retaining customers and enhancing our long-term profitability. In order to continuously enhance and improve the quality of our services, we have, in addition to the quality assurance function of our regular operating units, established a number of dedicated task forces to monitor our network performance. Our senior management sets our quality evaluation criteria and regularly reviews the quality of our performance.

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

Improve operational and cost efficiency

We continue to focus on cost control and improve our cost efficiency by leveraging our IT capabilities and cloud resources to enable more advanced networks:

•
strengthening digital capabilities: leveraging AI and big data technologies to build smart and automated services, optimize customer experience and speed up processes;
•
optimizing business operations support system service efficiency: migrating information systems into the cloud, sharing information technology resources; and
•
expanding usage of information resources: building up a centralized, digitalized and specialized procurement process to enhance cost efficiency.

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

Alliances. We have formed and will continue to pursue alliances with content providers, video service platform providers, customer premises equipment providers, internet portal operators and ICT solutions partners to diversify our business operations and enhance our service offerings. We cooperated with Microsoft to create AIoT Smart Ecosystem. In March 2023, we cooperated with Nokia and Ericsson to deepen our 5G strategic collaboration on the next stage of “Beyond 5G” evolution and create a green network with high efficiency and low energy consumption. In September 2023, following the first phase of telemedicine project starting from May 2022, a memorandum of understanding, or MOU, for the second phase was signed among our Thai subsidiary, Overbrook Hospital in northern Thailand, and Overseas Medical Mission Center of Changhua Christian Hospital. In October 2023, we signed a MOU with NTT Corporation on IOWN to carry out closer cooperation in IOWN technology and business, and to accelerate the IOWN evolution. These partnerships mark the realization of our commitment to gradually implement and enhance healthcare equity and digital transformation on an international scale, and contribute to a prosperous society that can embrace diversity.

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

We invested in NCB in January 2020 and obtained 41.9% of its equity interests. NCB processed a capital reduction and capital increase in cash of NT$2.6 billion in December 2023. Therefore, our stake in NCB increased to 46.3% at the end of 2023. We will continue to collaborate with NCB to target specific customer segments, such as the younger demographic, build a customer-centric ecosystem, and jointly develop innovative fintech services.

In December 2023, we invested in KKCompany Technologies Inc., the holding company of KKBOX. On the foundation of our long-established partnership with KKBOX, we expect to create business synergies with KKCompany group, which is now transforming into a technology solution company to offer solutions in the areas including multimedia technologies, digital cloud, and AI applications.

We strengthen our advantages in the public cloud business and generative AI technology through investing in iKala Global Online Corp., or iKala, in February 2024, from which we can further leverage its leading GCP cloud business, cloud SaaS services, such as MarTech, and generative AI technology.

We, in February 2024, established a new wholly-owned investment subsidiary dedicated to handling fundraising and providing investment management and management operations consulting services for cultural content industry funds. With the establishment of such subsidiary, we expect to enrich our IPTV Streaming Service business, explore Taiwan's high-quality film and television audio, cultural creativity and cultural technology, and build a cultural content IP ecosystem.

Going forward, we will focus on the digital economy and innovative businesses and may consider making other equity investments and acquisitions that we believe are complementary to our business and strategic goals. By cooperating with other companies and leveraging our advantages, we strive to gain market share in the 5G, AIoT, cybersecurity, IDC/cloud and cultural film and television content industry. Furthermore, we will continue to explore opportunities to strengthen our cooperation with companies in the ASEAN countries, either in traditional telecommunication business and smart city ICT businesses.

Maintain focus on maximizing stockholder value

We commit to maximizing stockholder value and intend to maintain a sustainable dividend policy. Under the ROC Company Act, companies are allowed to distribute special cash dividends from capital surplus. In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in February 2024, our payout ratio was 100.00% in 2023 earnings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

General

We have three segments that we operate and manage as strategic business units: consumer business, enterprise business and international business, which provide mobile services, fixed-line services, ICT business, sales and other services.

Consumer Business

Our consumer business strategically focuses on individual- and home-centric businesses, such as mobile, fixed broadband, Wi-Fi, IPTV (MOD) and OTT services. To create value for our customers and provide better customer experiences, we offer FTTx and ADSL services and enhance customer internet surfing experiences through our value-added services that leverage our Wi-Fi advantage as well as IPTV (MOD) and OTT (Hami Video) offerings. We have the largest mobile subscriber base in Taiwan with solid network performance. We are the largest internet service provider, or ISP, and also the largest video platform in Taiwan.

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

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and subscribers. In 2021, we generated revenues of NT$58.0 billion, or 27.6% of our total revenues, from mobile services. In 2022, we generated revenues of NT$61.1 billion, or 28.2% of our total revenues, from mobile services. In 2023, we generated revenues of NT$65.0 billion (US$2.1 billion), or 29.1% of our total revenues, from mobile services. The growth in mobile services revenues was mainly due to the subscriber numbers increase, upsell resulting from a steady 5G migration and roaming revenues recovering from post-pandemic era.

We drove 5G migration in a steady manner. In addition, as we focus on creating value for customers, our postpaid ARPU (excluding IoT) per month increased from NT$525 in 2022 to NT$547 in 2023.

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
Postpaid ARPU(1) for mobile service	509	525	547

(1)
Postpaid ARPU is calculated by dividing the consolidated mobile service revenues (excluding IoT and prepaid revenues) by the average number of postpaid subscribers during the month (excluding IoT).

We remain the largest mobile operator in Taiwan in terms of revenues and number of subscribers. We had approximately 11.2 million mobile customers, excluding IoT SIMs, and a market share of approximately 37.6% in terms of total mobile customers (excluding IoT) and approximately 40.0% in terms of total mobile services revenues in Taiwan as of December 31, 2023.

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

In May 2022, we obtained 900MHz band 2x10MHz bandwidth spectrum and equipment from Asia Pacific Telecom Co. Ltd. (merged with Far EasTone Telecommunications Co., Ltd., or Far EasTone) in consideration of approximately NT$1.9 billion to enhance network performance. The license is valid until December 31, 2030.

The following table sets forth information regarding our mobile service operations and our mobile subscriber base for the periods indicated.

	As of or for the Year Ended December 31
	2021	2022	2023
Taiwan population (in thousands)(1)	23,375	23,265	23,420
Total mobile revenues in Taiwan (in billions)(2)	NT$155.0	NT$160.9	NT$167.3
Churn rate(3)	0.81%	0.90%	1.39%
Minutes of usage (in millions of minutes):
Incoming	4,865	4,337	3,513
Outgoing	5,211	4,704	3,883
Average minutes of usage per user per month(4)	79	69	56

(1)
Data from the Department of Population, Ministry of the Interior, ROC.
(2)
Data from the monthly statistical release by the NCC, which include mobile revenues from 4G and 5G mobile broadband services.
(3)
Measuring the rate of subscribers (excluding IoT) disconnections from mobile service, determined by averaging the monthly churn rate, which is determined by dividing a) our aggregate voluntary and involuntary deactivations during the month by b) the average number of customers during the month. The calculation includes both prepaid and postpaid subscribers (excluding IoT).
(4)
Average minutes of usage per user per month is calculated by dividing the total minutes of use during the period by the average number of our mobile subscribers (excluding IoT) on the first and last days of the period and dividing the result by the number of months in the relevant period.

The total mobile customers (excluding IoT) in Taiwan had reached approximately 29.9 million as of December 31, 2023. The overall mobile services market experienced an increase of 4.0% in revenues in 2023, mainly driven by the steady 5G migration and roaming revenues recovering from post-pandemic era.

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

As of December 31, 2023, we had approximately 1.5 million prepaid subscribers, representing approximately 13.5% of our total mobile customers. Prepaid subscribers do not pay monthly fees but pay a higher usage charge per second. Once the prepayment has been fully utilized, a subscriber can make additional prepayments to continue the service. Alternatively, the customer may become a postpaid subscriber while retaining the same telephone number.

Fixed-line Services

In 2021, we generated revenues of NT$82.0 billion, or 39.0% of our total revenues, from fixed-line services. In 2022, we generated revenues of NT$82.4 billion, or 38.0% of our total revenues, from fixed-line services. In 2023, we generated revenues of NT$81.9 billion (US$2.7 billion), or 36.7% of our total revenues, from fixed-line services. The decline in fixed-line services revenues was mainly due to the decreased voice revenues, partially offset by the increase of data communication and broadband access revenues.

Fixed-line services are one of our principal businesses. Our fixed-line services include fixed broadband services, fixed voice services, leased line services, video services and satellite services.

Fixed broadband services: our fixed broadband services mainly consist of broadband access, data communication services and Wi-Fi services.

We provide broadband access through connections based on our FTTx and ADSL technologies. Our revenues from our broadband access services in 2021, 2022 and 2023 were NT$18.6 billion, NT$19.2 billion and NT$19.6 billion (US$0.6 billion), respectively. Over the years, we are continuously expanding our high-speed FTTx household coverage and encouraging more migration of our FTTx subscribers to higher-speed FTTx service. The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
ARPU for broadband services per month(1)	745	766	774
ARPU for FTTx services per month(2)	812	831	836

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

Our overall broadband ARPU increased in 2021, 2022 and 2023, mainly due to the demand for broadband speed upgrades, which further propelled the growth of higher-speed service adopters.

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. We are the largest ISP in Taiwan, with a subscriber market share of 56.8% in Taiwan as of December 31, 2023. As of the same date, approximately 82.3% of our broadband customers were also HiNet subscribers, using HiNet as their ISP, and 91.8% of our FTTx service customers subscribed HiNet ISP service. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2021	2022	2023
	(in thousands)
Total internet subscribers in Taiwan	6,608	6,897	7,097
HiNet subscribers:
HiNet FTTx subscribers	3,421	3,479	3,526
HiNet ADSL, dial-up, and other access technology subscribers	548	533	506
Total HiNet subscribers	3,969	4,012	4,032

We also provide Wi-Fi services. As of December 31, 2021, 2022 and 2023, we had a total of approximately 2.9 million, 3.0 million and 3.0 million residential and enterprise customers that leased our access points, respectively. We also provide home Wi-Fi devices rental services, and the number of home Wi-Fi devices continued to soar by 67.1% year-over-year.

Fixed voice services: our fixed voice services mainly consist of local telephone, domestic long distance telephone and ILD telephone services.

We are the leader of the local telephone service market, with an average subscriber market share of approximately 91.7%, 91.4% and 91.4% in 2021, 2022 and 2023, respectively. Total revenues from local telephone services comprised 11.3%, 10.5% and 9.5% of our total revenues in 2021, 2022 and 2023, respectively. This decreasing trend was mainly due to the general industry-wide trend of migrating from fixed-line services to internet telephony services and voice over internet protocol, or VoIP, applications.

We provide domestic long distance telephone services in Taiwan. Total revenues from domestic long distance telephone services comprised 0.9%, 0.8% and 0.7% of our total revenues in 2021, 2022 and 2023, respectively. This decreasing trend was mainly due to the migration to mobile services and increased use of VoIP applications.

We also provide ILD telephone services in Taiwan, primarily international direct dial services and wholesale of ILD traffic. Total revenues from ILD telephone services comprised 1.0%, 0.8% and 0.8% of our revenues in 2021, 2022 and 2023, respectively. This decreasing trend was mainly due to our strategy to reduce low-margin contracts.

Leased Line Services: We are the leading domestic leased line services provider and the leading international leased line services provider in Taiwan, primarily offering exclusive lines that allow point-to-point connection for voice and data traffic. Leased lines are used by enterprise customers to assemble their private networks and by telecommunications service providers to establish networks to offer telecommunications services. Our leased line services mainly consist of local and domestic long distance and international leased line services.

Our local and domestic long distance leased line services revenues were NT$4.2 billion, NT$4.2 billion and NT$4.3 billion (US$0.1 billion) in 2021, 2022 and 2023, respectively. Revenues remain relatively stable year-over-year and we continue to migrate customers to higher-speed services.

Our international leased line services revenues were NT$2.2 billion, NT$2.4 billion and NT$2.7 billion (US$87.2 million) in 2021, 2022 and 2023, respectively. Revenues increased in both 2022 and 2023, mainly due to the fact that the incremental bandwidth demand driven by the increasing usage of cloud services.

Video Services

Using video streaming technology through set-top boxes connected to our FTTx and ADSL data connections, our MOD customers can access TV shows, video on demand, OTT and other services. We had over 191 channels, including 189 high definitions, or HD, and two 4K resolution, or 4K, channels, and over 47,000 hours of on-demand programs as of December 31, 2023. In addition to our regular packaged offerings, we also offer SVoD services for film and drama. Starting from 2017, our MOD platform has successfully provided OTT services, such as KKTV and Netflix. Our owned OTT platform, Hami Video, also provides over 110 channels and offers many selected videos, 4K broadcasts and multi-angle videos. As of December 31, 2023, we had approximately 2.1 million MOD customers, including approximately 1.0 million SVoD subscriptions and approximately 1.4 million channel subscriptions and 0.8 million Hami Video SVOD subscriptions. We continue to see upsells in our tiered pricing channel packages and digital convergence packages.

Our MOD revenues were NT$3.7 billion, NT$3.7 billion and NT$3.7 billion (US$0.1 billion) in 2021, 2022 and 20223 respectively. The overall stable trend in revenues from 2021 to 2023 was mainly due to the stable number of customers and ARPU. We have launched optional service packages with customized subscriptions to satisfy customers’ preferences. In 2023, the main reason for maintaining in the number of customers and the revenues was mainly due to reduced consuming ability caused by rising inflation. We will continue to develop our customer stickiness by investing in content with higher video performance on our different platforms. This strategy enables us to maintain our leading position as the largest video platform in Taiwan.

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

In addition, we have two satellite communication centers with geographical redundancy that enable us seamlessly to provide TV broadcasts, satellite VAS and backup systems in responding to major emergencies. We also provide satellite services to Southeast Asia. In November 2022, the government opened for telecommunications enterprises to register radio frequency for Ku-band and Ka-band satellite internet services, which include LEO service. In March 2023, we entered into a new agreement with Singapore Telecommunications Limited to jointly invest in a new satellite project to upgrade and replace our aging ST-2 satellite. This collaboration enables us to provide all the services and capabilities of the current generation, together with a substantial number of improvements in service quality and capabilities. The replaced satellite project was developed smoothly, on schedule and in design phase for the past one year. In November 2023, we signed an exclusive distribution partner agreement for OneWeb LEO satellite services with Eutelsat Group, ushering in a new era of satellite connectivity in Taiwan. The integration of OneWeb services to our solutions will offer greater resiliency as well as complementing terrestrial fixed, mobile networks, submarine cables and microwave communication services to government and enterprise clients. In December 2023, the Company obtained the frequency allocation qualification for fixed-satellite services from the Ministry of Digital Affairs, or MODA, for One Web services.

ICT Business

In 2021, we generated revenues of NT$23.5 billion, or 11.2% of our total revenues, from ICT services. In 2022, we generated revenues of NT$26.1 billion, or 12.1% of our total revenues, from ICT services. In 2023, we generated revenues of NT$28.6 billion (US$0.9 billion), or 12.8% of our total revenues, from ICT services. The growth in ICT services revenues was mainly due to the rising demand for IDC, cloud, cybersecurity, big data and integrated ICT solutions from our clients.

By integrating various technologies, such as cloud computing, cybersecurity, big data, IoT and accelerating emerging services, we provide customized ICT total solutions to enable our enterprise customers to improve efficiency and enjoy smart life.

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

In addition, we cooperate with our subsidiary, CHT Security Co., Ltd., to provide HiNet Advanced Networks Defense System, or ANDs, and Web Application Firewall, or WAF. ANDs can combine with HiNet Security Fleet solution to upgrade users’ information systems security. We also provide Content Delivery Network, or CDN, service. This service effectively speeds up content delivery on websites with high traffic. The closer the CDN server is to the user geographically, the faster the content will be delivered. We provide CDN service to internet content providers to ensure stable quality when programs are broadcasted. We will expedite CDN construction to enhance digital convergence product strength. Besides, our CDN is effectively integrated with IDC. With the combined solution, our customers can place the server in IDC as the origin site, and CDN can distribute the site traffic to the internet with high efficiency and stable quality.

Taking advantage of the speed, low latency and high connection capacity of 5G technology, we also offer our enterprise customers 5G private network services. This dedicated network provides a secure and reliable connectivity solution for various industrial applications, including enterprise intranet transmission, ensuring data security and improving scalability and efficiency.

In terms of “5G AIoT” application services, we are actively launching many vertical application products and services in the fields of smart transportation services, smart energy services, smart video monitoring services, smart medical care, and smart homes. Our 5G service can accommodate a large number of IoT devices for data transmission with excellent efficiency and stability, and provides CVP traffic sign optimization, solar system management and rural area telemedicine with low latency characteristics.

With the advantages of big data analytics and AI technology, we provide various data-enabled services to help government agencies and enterprises in digital transformation, including building big data platforms, customizing various business intelligence and AI solutions, as well as integrating machine learning technologies.

Sales

We engage in the distribution and sales of mobile handsets and wearable devices on our mobile network to customers through our directly-owned stores, our online store, SENAO, and also through third-party retailers. See “Marketing Strategy—Distribution Channels” and “Sales and Distribution” in “—Marketing, Sales and Distribution.”

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$
		(in billions)		(in millions)
Interconnection fee revenues:
Fixed line	0.6	0.6	0.5	16.4
Mobile	0.6	0.5	0.4	12.5
Interconnection costs:
Fixed line	0.4	0.4	0.3	10.3
Mobile	0.9	0.9	0.7	22.9

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers has been NT$0.4349 per minute during peak times and NT$0.2059 per minute during off-peak times since January 2023. However, the NCC issued a notice for the promulgation of the “Upper Limits on the Termination Rates for Voice Service over Fixed Network Provided by Significant Market Powers” on June 5, 2023. The interconnection fees of local telephones, domestic long-distance or international calls, and mobile-to-fixed-line calls should be decreased gradually from June 5, 2023 to December 31, 2026. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

Our mobile interconnection revenues and costs decreased from 2021 to 2023, mainly due to the NCC mandating a mobile interconnection rate reduction over a period of three years starting from January 2021 from NT$0.525 per minute to NT$0.443 per minute and the decreasing traffic volume attributable to VoIP substitution.

Fixed interconnection costs decreased from 2021 to 2023, mainly due to the reduction of mobile interconnection rate for fixed-line-to-mobile calls and the decreasing traffic volume attributable to VoIP substitution.

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

•
services and products: we continuously develop new VAS and products based on different market segments, with the aim of increasing our high-usage customers and enhancing customer loyalty.
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
•
branding: Chunghwa Telecom has been a well-known household brand with nationwide infrastructure and service centers. In order to fulfill our brand commitment, “Always Ahead,” we have always acted in accordance with the highest corporate governance standards. Our focus on meeting customer demand and satisfaction has generated additional value for shareholders. Our long-term primary focuses are “Supporting Minorities,” “Corporate Sustainability Development” and “Global Environmental Compliance.”

Sales and Distribution

As of December 31, 2023, we had 17 operations offices for operations, 443 service centers and 15 customer service call centers for sales and customer service. In addition, we have simplified transaction process on our online store to improve customers’ experience, and we enhanced our service efficiency by increasing digital channel access of contactless transactions.

We also had 240 SENAO exclusive service stores as of December 31, 2023. Our investment in SENAO continues to enhance our mobile handset distribution and sales capabilities in which customers can subscribe to our broadband service, MOD service and other services at SENAO retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and SENAO about our business cooperation.

Competition

We face competition in virtually all aspects of our business.

Mobile Services

In December 2023, two mergers were completed. As a result, the number of mobile network operators in Taiwan decreased from five to three, including us. All of these three operators have 4G and 5G mobile broadband licenses. Additionally, nowadays mobile operators are expanding their business beyond basic mobile services to encompass other value-added services such as media, cloud and IoT solutions, with a goal to provide subscriber with a holistic digital experience to increase customers' stickiness.

In 2023, under this new market landscape, we continue to maintain our growth momentum and leadership in the market. In spite of the decrease in the total number of mobile subscribers in Taiwan throughout 2023, our postpaid mobile subscribers continued to increase, benefiting from our successful strategy in terms of 4G subscriber retention and 5G migration. Our mobile service revenues also increased due to the growth in subscribers and the upsell resulting from 5G migration and roaming recovering from post-pandemic era.

In addition to the mobile network operators, there are also mobile virtual network operators, or MVNOs, which could provide mobile services by leasing the capacity and facilities of a mobile service network from a licensed mobile service provider without a spectrum allocation. However, with the implementation of the Telecommunications Management Act in 2020, the NCC’s MVNO registration is no longer mandatory.

Our strengths in the mobile services market are primarily based on our premium brand, quality of service, network reliability and attractiveness of service packages. See “Network Infrastructure—Mobile Services Network” for a discussion on our advantage of mobile broadband services spectrum.

Fixed-line Services

•
fixed broadband services: in the fixed broadband market, we have encountered challenges from other cable operators seeking to increase their market share with lower pricing strategies. They have also offered fixed and mobile broadband bundled services through strategic alliances with other mobile operators, extending their footprint in fixed broadband.
•
fixed voice services: revenues from local and domestic long distance telephone service of telecommunication services providers has continuously decreased in the past years primarily due to mobile and VoIP substitution. Challenges faced by mobile data service providers have increased significantly due to the popularity of smart mobile devices and mobile applications such as LINE and WeChat.
•
leased line services: major competitors in this field are four fixed line operators, including Taiwan Fixed Network Co., Ltd, New Century Infocomm Tech. Co., Ltd., Far EasTone and Taiwan Optical Platform Co., Ltd. The leased line services providers primarily focus on the basis of price and the bandwidth speed of services.
•
video services: major competitors in this field include six cable TV MSOs, 21 independent cable TV operators as well as OTT service providers. These service providers focus on price and multimedia content.

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

Approximately 11,791 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2023.

Transmission Networks

As of December 31, 2023, our transmission networks consisted of approximately 2.92 million fiber kilometers of fiber optic cable for trunking and approximately 12.07 million fiber kilometers of fiber optic cable for local loop.

Due to the emergence of Packet Transport Network, or PTN, technology, a cost-effective method for transmitting data services, we began the deployment of PTN in 2013. Due to the high utilization of our existing Re-configurable Optical Add-Drop Multiplexer, or ROADM, network, we began to introduce Optical Transport Network, or OTN, to meet the demand of 100Gbps per wavelength services in 2014. After completing a trial of per-wavelength transmission rates of 200 Gbps, we began to introduce the technology of 200 Gbps per wavelength in our OTN network in 2018. We had deployed 1,230 wavelength for 100 Gbps and 189 wavelength for 200 Gbps in the OTN network and 19,017 GbE in the PTN network by the end of 2023.

As part of our strategic focus on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high-speed internet access and VPN. As of December 31, 2023, we have constructed approximately 11.8 million FTTx ports. Our FTTx service can offer high-speed broadband access rates up to 2 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services to our customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2023, we had 38 long distance exchanges, which were interconnection points between our telecommunications network and approximately 11.6 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2023, our Next Generation Network, or NGN, core network capacity consisted of 7,424,000 local telephone subscribers, comprising 6,768,000 Session Initiation Protocol-based, or SIP-based, and 656,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. By the end of 2023, we owned 12 sets of 4Tbps switch routers for the inner core network and more than 34 sets of switch routers for the outer core network, and the bandwidth of the network was approximately 2,060 Gbps. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international infrastructure consists of multiple submarine cables, transmission networks, voice GWs and IP networks, which provide IPLC, IPVPN, Voice and Internet transit service to connect Taiwan and worldwide.

In 2018, we started to build SJC2 with several Asian telecom companies. The cable features up to seven pairs of high-capacity optical fiber with a total capacity of 126 Terabits per second. Its high capacity allows it to support high bandwidth intensive requirements, such as IoT, robotics, analytics and AR or VR applications. In 2021, we joined another consortium cable called APRICOT to further lay a solid cornerstone for Chunghwa Telecom’s international business plan in the Asia-Pacific region. As of December 31, 2023, we had invested in 32 submarine cables, 13 of which landed in Taiwan. The total invested capacity has reached more than 26 Tbps.

Mobile Services Network

Our mobile services network consists of:

•
cell sites, which are physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate through radio channels with customers’ mobile handsets within the range of a cell;
•
Centralized Radio Access Network, or C-RAN, which splits base stations into two parts, the Radio Remote Unit, or RRU, and the Base Band Unit, or BBU. The RRUs stay at the cell site, while the BBUs are aggregated into a centralized office;
•
Radio Network Controller, or RNC, for 3G, which connects to, and control, the base station within each cell site;
•
Mobile Switching Server, or MSS, for 3G, which control the base station controllers and the processing and routing of telephone calls;
•
Serving GPRS Support Nodes, or SGSN, which connects the GPRS network to the base station controllers;
•
Mobility Management Entity, or MME, which connects the base station to our 4G/5G core network that is responsible for control side;
•
Serving Gateway, or S GW, which connects the base stations to our 4G/5G core network that is responsible for data side;
•
Packet Data Network Gateway, or PDN GW, which connects our 4G/5G core network to the internet; and
•
transmission lines, which link to the mobile switching service centers, MME, S GW, base station controllers, base stations and the public switched telephone network in connection with the 3G/4G/5G network, and the base station controllers, the support nodes, PDN GW and the internet in connection with the GPRS/4G/5G core network.

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

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 26 points of presence, approximately 3.56 million broadband subscribers and a backbone bandwidth of approximately 22,533 Gbps as of December 31, 2023. We aim to increase HiNet’s points of presence and backbone bandwidth to approximately 26,333 Gbps by the end of 2024.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had a high-speed internet protocol backbone network by the end of 2023 with 18 sets of switch routers for the inner core network and more than 44 sets of switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 20 domestic and five overseas point-of-presences and the total capacity is approximately 4,210 Gbps as of December 31, 2023. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 4,437 Gbps as of December 31, 2023. As we expect that internet traffic flows to and from the U.S. will continue to increase, we have been continuously expanding our bandwidth to the U.S. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, the United Kingdom, Germany and the Netherlands.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2023, we had 247 frame relay ports and approximately 164,198 multi-protocol label switching internet protocol VPN virtual ports.

Our data networks support a variety of transmission technologies, including frame relay, asynchronous transfer mode and Ethernet technology. We have also built up our HiLink VPN that combines internet protocol and asynchronous transfer mode technologies. The advantage of HiLink VPN based on multi-protocol label switching technology is that it can carry different classes of services, such as video, voice and data, together to provide services with various qualities of service, high-performance transmission and fast-forward solution in an enhanced security network. HiLink VPN can be accessed by xDSL/FTTx/NG-SDH and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network is potentially less costly and requires less management for business applications.

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

We continue to revitalize our own assets through rental income focused strategies and explore development opportunities to increase the value of our land and buildings. We completed a staff dormitory in Taoyuan City in December 2021 to attract and retain outstanding human resources, and we are also developing a commercial building in Nangang, Taipei City. We received approximately NT$1.1 billion (US$36.58 million) in rental income from properties in 2023.

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

We believe that we had not been involved in any legal or arbitration proceedings during 2021, 2022 and 2023 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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
•
the NCC may prohibit enterprises with significance in the specific telecommunications service market from making discrimination, setting the service fee that may cause a cross-subsidy, price squeeze or any other abuse of power and hence impede fair competition (including doing so for the subsidiaries, affiliates or partners thereof);
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

To ensure the security of network and information, in addition to the PSTN where telecommunications resources including frequency and telecommunications number is used, the telecommunications network where no telecommunications resource is used while telecommunications services are actually provided based on the network-to-network characteristic of the internet, such as iTaiwan, is also regarded as the PSTN, and are both subject to a unified cybersecurity standard. Besides, there are some protection obligations relating to the establishment of PSTN and the provision of telecommunications services specified in the Telecommunications Management Act, including using the telecommunications equipment that complies with national security concerns and cybersecurity standards, establishing the equipment for the performance of communication surveillance, adopting cybersecurity protection plan and ensuring the security of critical telecommunications infrastructure, to ensure and maintain national security, cyber security and public security.

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

By comparison to the TMA, the Fair Trade Act, or the FTA, plays a more comprehensive role in regulating all matters relating to competition between enterprises. The FTA seeks to deter and prevent anti-competitive conduct by granting the powers of the FTC to investigate and to impose penalties.

The FTA is administered and enforced by the FTC, which has independent administration rights granted to it under the FTA and is empowered to impose disciplinary actions for fair trade matters. The FTC may initiate an investigation either on its own account in accordance with its discretion granted by the FTA or upon receipt of a complaint.

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
•
abusing its market power.

If the FTC finds an enterprise liable for violation of regulations governing monopoly, the FTC could impose a monetary fine of not more than NT$100,000,000 each time and order such enterprise to cease such wrongdoing, rectify the conduct or take any necessary corrective action. If the FTC finds such violation serious, it may further impose a monetary fine exceeding NT$100,000,000 but up to 10% of the total sales of the enterprise in the preceding fiscal year. Furthermore, the responsible person of such enterprise who engaged in such wrongdoing may be sentenced to imprisonment of not more than three years if the enterprise fails to follow FTC’s order to cease the wrongdoing, rectify the conduct or take any necessary corrective action.

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

Personal Data Protection Act

Under the Personal Data Protection Act, or PDPA, every individual or governmental or non-governmental agencies, including us, should be subject to certain requirements and restrictions for collecting, processing or using personal data. The definition of “personal data” is extended to cover a broad scope, including the name, date of birth, ID number, special features, fingerprints, marital status, family, education, occupation, medical records, medical history, genetic information, sex life, health examination report, criminal records, contact information, financial status, social activities, and any other data which is sufficient to directly or indirectly identify a specific person. If we fail to comply with the PDPA, we may be subject to serious punishment for civil claims, criminal offenses and administrative liabilities: the ceiling of the aggregate compensation amount for damages payable in a single case will be up to NT$200 million or the actual value of loss arising from our violation provided the amount of actual value of such loss is higher than NT$200 million; the defendant may be subject to imprisonment of up to five years; and the penalty for administrative liabilities will be up to NT$500,000 for each violation, and may be imposed consecutively if such violation continues.

In May 2023, the PDPA was amended for the establishment of the “Personal Data Protection Commission” as the independent competent authority of the PDPA. For the preparation of the Personal Data Protection Commission, the Executive Yuan established the “Preparatory Office of Personal Data Protection Commission” on December 5, 2023. The power for supervision and enforcement of PDPA will be transferred to the Preparatory Office of Personal Data Protection Commission since January 1, 2024. The Preparatory Office of Personal Data Protection Commission will be dissolved when the Personal Data Protection Commission is formally established.

Corporate Responsibilities: Environmental, Social and Governance (ESG) Initiatives

We are dedicated to sustainable environmental, social practices and responsible governance activities. We established a Corporate Social Responsibility Committee in 2006 and were the first telecommunications service provider in Taiwan to release annually published corporate social responsibility, or CSR, reports as early as 2008. Over the years, our CSR initiatives have won a number of domestic and international CSR awards. In 2021, we restructured the Corporate Social Responsibility Committee into the Sustainability Development Committee to reflect the United Nations’ Sustainable Development Goals.

In August 2023, our board of directors approved to integrate the Sustainable Development Committee with the Strategy Committee into the Sustainable Development and Strategy Committee, which was elevated to be a functional committee at the board level and currently chaired by the Chairman, also serving as the Chief Sustainability Officer. The Sustainable Development and Strategy Committee has strengthened the effectiveness of the board of directors as it guides the company to establish sustainable development visions, long-term strategies, and medium- and long-term goals in response to the global sustainable development trends. We also established the Sustainable Development Promotion Committee, which is composed of the management departments and chaired by the Chairman. The Sustainable Development Promotion Committee serves as an execution body to develop and implement our ESG plans and initiatives in compliance with the ESG vision and mission set by our Sustainable Development and Strategy Committee.

Environmental Sustainability

While the telecommunications service is a low-pollution industry, as a member of the global community and a telecommunications industry leader in Taiwan, we have come to recognize that energy and resources, wastes, maintenance, and procurement in the operation will lead to certain level of impacts on the environment. To deal with environmental issues and mitigate the influence of climate change, we monitor and seek to incorporate environmental sustainability practices and principles in our operations, products and supply chain. Our environmental sustainability initiatives mainly include:

•
climate change adaptation strategies: we established the Environmental (E) group, supervised by the Executive Vice President of Technology, to oversee the company’s climate change mitigation and adaptation issues. We focus on environmental sustainability issues and regulatory progress domestically and globally, and actively align ourselves with international management systems and environmental sustainability initiatives. We continuously enhance our climate resilience of telecommunications infrastructure and communication equipment to ensure business continuity, such as planning the emergency backup capacity and adopting dual-feeder power supply for critical IDCs. Moreover, we encourage and motivate partners in the upstream and downstream to jointly attain the 1.5°C goal laid out in the Paris Agreement. We are the first telecommunications service provider in Taiwan to join the CDP Supply Chain Program that officially initiated the supply chain carbon management action in 2018, and we encourage supplier partners to disclose complete GHG information and plan for carbon reduction actions.
•
carbon emission investigation: in 2023, we had finished our Scope 1 to Scope 3 Greenhouse Gas investigations for the year of 2022 and acquired 2022 ISO 14064-1:2018 verification for the parent company. We also conducted Scope 1 and Scope 2 Greenhouse Gas investigations for the year of 2022 and acquired 2022 ISO 14064-1:2018 verification for 21 subsidiaries. In addition, we purchased carbon credits in December 2023 and will utilize these carbon credits to achieve carbon neutrality in our office operations, product carbon offsetting and other measures, aiming to reach the net-zero target by 2050.
•
carbon emission reduction: we have committed to and have taken actions to reduce Scope 1 and 2 Greenhouse Gas emissions. Our goal for carbon emissions in 2030 is half of those in 2020, and we committed to reaching net-zero by 2050 for these same emissions categories. To realize our commitments, we had received validation of greenhouse gas reduction near term targets from the Science Based Targets initiative, or SBTi, and further submitted long term Net Zero commitment. In addition, we have taken a series of actions, such as replacing old equipment and infrastructure, retiring old company cars with electric vehicles, using C-RAN architecture and introducing energy management on a larger scale in operation and maintenance management, to achieve carbon reduction.
•
internal carbon pricing: we have adopted internal carbon pricing, or ICP, in our company since 2023 with a price of NT$1,600 per tonne of CO2e by considering factors, such as investments in carbon reduction projects, future renewable energy demand, potential implementation of carbon fees in Taiwan and international peers comparison. The internal carbon fees collected will be used as a fund to implement our innovative projects and support our carbon reduction initiatives.
•
renewable energy: in May 2023, we officially joined RE100. RE100 is a global corporate renewable energy initiative led by the Climate Group in partnership with CDP. By taking such initiative, we commit to using 100% renewable energy for IDCs by 2030 and for the Company by 2040. To achieve our commitments, we signed the power purchase agreements of solar and wind power, which could provide more than 62 million kWh yearly, and the agreements supplied us with approximately 73 million kWh in 2023. Moreover, in 2023, our board of directors approved us to enter into long-term corporate renewable power purchase agreements, or CPPAs, to obtain more renewable energy.
•
sustainable procurement: we obtained certifications on ISO standards, such as ISO 14046 Water Footprint and ISO 14067 Carbon Footprint. In addition, our procurement decisions and processes are also in compliance with ISO 20400 Sustainable Procurement Guidance.

•
member and board director of IOWN global forum: as a member and board director of IOWN, we are working with global companies to explore multi-domain cutting-edge technologies to achieve better energy efficiency and reduce carbon emissions such as end-to-end all photonic networks and innovative applications.
•
biodiversity: we commit to maintaining and fostering biodiversity, avoiding all kinds of deforestation activities and promoting reforestation throughout our operations. In May 2023, we announced our plan to expand the nationwide afforestation and tree planting project with an aim of 150,000 trees in eight years. In addition, since June 2023, we have committed to achieving Net Positive Impact on biodiversity and No Net Deforestation by 2030 to abstain from all deforestation practices and actively advocate for reforestation projects to restore ecological balance.

Social Responsibility

We have committed to leveraging our technologies and capabilities to practice digital empowerments and providing a safe and healthy work environment to our employees and further contributing to our society. It mainly includes:

•
employee welfare policies: to retain and motivate our employees, we increased each employee's salary by NT$3,000 starting from January 1, 2024, with an average salary increase of more than 4%. We will also provide each employee with a food allowance starting from July 1, 2024. Moreover, in January 2024, our board of directors approved an increase in the ratio of the retention-enhanced employee stock trust incentive bonus and an increase in the compensation distribution ratio to attract and retain talents.
•
workplace flexibility: we established the Kaohsiung R&D Center of Telecommunication Laboratories and the Kaohsiung Technology Center of Information Technology Group in 2023, and offered employees who wish to return to, or be closer to, their hometowns the option of working in these locations. This arrangement of workplace flexibility not only prioritizes the well-being of our employees and their families but also contributes to the growth and development all around Taiwan, particularly in the southern part of Taiwan.
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
•
employee happiness: we care for our employees and constantly provide a better working environment to our employees. Our employees who have children aged six or under can enjoy a childcare allowance. In 2023, employees who have children aged three or under could apply for one hour of paid leave per working day, and the qualification of age limit for children has been approved in 2023 to be relaxed from three to six in 2024. We also offer our employees who take nursing care leave 50% of their labor insurance salary as a subsidy for 18 months after six months government subsidy. Besides, we established care centers for our employees’ children to balance work and family. In addition, we implement an employee stock ownership plan through a trust by providing our employees deposit a certain amount of their salary for the Company to offer 30% of the deposit amount as their subsidies.
•
equality in our workplace: we commit to creating a workplace with equality and non-discrimination. We launched a series of activities to advocate gender equality, adhered to the increase of female employees, and persisted in the implementation of comprehensive employment policies. In addition, we have well-established and unimpeded grievance mechanisms for internal employees or external personnel to submit complaint for any discrimination or harassment issues encountered.
•
occupational safety and health: we commit to complying with laws and other regulations of the health and safety, and encourage our employees to take necessary precautions and immediately report accidents, injuries and unsafe practices or conditions. In addition, we are the first telecommunications service provider in Taiwan to comply with ISO 45001:2018.
•
anti-fraud achievements: our anti-fraud measures have been at the forefront of the telecommunications industry. For example, we have developed comprehensive programs to support fraud identification and prevention by leveraging various fraud techniques and patterns as well as applying our AI+ICT information and communication technology capabilities. In addition, we launched the international fraud calls alerting service to fight against international scam phone calls. We are also in the process of launching anti-fraud voice messages as well as domestic and overseas anti-fraud SMS. From interception to alters and from fixed network to mobile network, we continue to expand protection coverage for telecommunications with an aim to benefit the society.

Corporate Governance

Our governance practices serve as an essential role in our ability to conduct our operations responsibly and ethically. Our governance practices mainly include:

•
strategy alignment: we have committed to strong corporate governance that directly aligns with our long-term strategies and financial and operating plans. In the environment of evolving market, we also timely adjust our strategies to optimize our business and enhance our management control.
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
•
linking senior executives' compensation to ESG outcomes: we set measurable ESG targets for our senior executives in order to fulfill our ESG commitments. In 2023, 15% of the variable components of their compensation was linked to their ESG outcomes, with a target of 30% in 2025.
•
incentive compensation clawback policy: our board of directors approved “Incentive Compensation Clawback Policy of Chunghwa Telecom Co., Ltd.,” or the Policy, on November 8, 2023. This Policy states that the Company should recover erroneously awarded compensation which any portion of such incentive compensation is received by the covered executives during the last three full fiscal years or any applicable transition period preceding the date that the Company is required to restate its financial statements which resulting from the issuer’s material noncompliance with any financial reporting requirement under securities laws.
•
sustainable finance: we take ESG into account when making investment decisions, aiming to lead to more long-term investments in sustainable economic activities and projects. In 2023, we invested in a green and sustainable time deposit which is exclusively channeled into eco-friendly projects. Through this sustainable finance instrument, we are playing an important role in sustainability efforts and fulfilling our green commitments.

For further information on our ESG initiatives, please visit our annual Sustainability ESG Report, publicly available on our ESG website at: https://www.cht.com.tw/en/home/cht/esg/esg-report/sustainability-esg-report. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

C. Organizational Structure

Set forth below is a diagram indicating our organizational structure as of March 31, 2024. Please refer to Exhibit 8.1 for the subsidiaries’ jurisdiction of incorporation.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2023 have been translated into U.S. dollar amounts using US$1.00=NT$30.62, set forth in the statistical release of the Federal Reserve Board of the United States on December 29, 2023. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

Changes in our revenue composition and sources of revenue growth

Beginning in January 2022, we redefined our five operating segments, i.e., (i) domestic fixed communications business, (ii) mobile communications business, (iii) internet business, (iv) international fixed communications business and (v) others, into four operating segments, i.e., (i) consumer business, (ii) enterprise business, (iii) international business and (iv) others. Operating segments are defined as components of an entity regarding which discrete financial information is available for regular evaluation of the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. For comparison purposes, segment information for the years ended December 31, 2021 has been changed to conform to the segment disclosures for the year ended December 31, 2022 and 2023.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2021	2022	2023
Revenues:
Consumer Business	61.7	60.9	61.4
Enterprise Business	32.9	33.3	32.7
International Business	2.9	3.3	4.1
Others	2.5	2.5	1.8
Total	100.0	100.0	100.0

Our consumer business has been an important source of revenues over the last three years. We derive our consumer business revenues from mobile service, fixed-line service, sales and other services. Revenues from our consumer business decreased as a percentage of our total revenues in 2022, mainly attributable to a decrease in sales revenues, primarily due to the impact of the unstable supply of smartphones caused by the COVID-19 epidemic, partially offset by the increase in mobile service revenues. Revenues from our consumer business increased as a percentage of our total revenues in 2023, mainly attributable to the growth of mobile services, sales revenues, and fixed broadband services.

Our enterprise business has also significantly contributed to our revenues over the last three years. We derived our enterprise business revenues from mobile service, fixed-line service, ICT business and other services. Revenues from our enterprise business slightly increased as a percentage of our total revenues in 2022, mainly attributable to the increase in mobile 5G migration, ICT projects related to energy, COVID-19 quarantine-related SMS messages, green IDC and cloud services, partially offset by a decrease in fixed-line services revenues. Revenues from our enterprise business decreased as a percentage of our total revenues in 2023, mainly attributable to the higher basis of ICT business revenues recognized from large one-time IDC projects in 2022, partially offset by the increase in fixed broadband revenues and mobile service revenues.

Our international business has been another important source of revenues over the last three years. We derived our international business from fixed-line service, ICT business and other services. Our international business gradually increased as a percentage of our total revenues from 2.9% to 4.1% from 2021 to 2023, mainly attributable to the rising demand for ICT services, especially for services such as leased circuit, IDC, cloud, integrated ICT solutions and roaming service from global clients.

Our other revenues as a percentage of our total revenues remained flat from 2021 to 2022, and later decreased in 2023. Such trend was mainly affected by the changes in contribution from one of our subsidiaries, CHPT, a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

According to the announcement by the NCC on March 5, 2020, this round of adjustments applied to the wholesale tariffs for IP peering and domestic leased line services, which was subject to an adjustment by ∆CPI-7.48%. This round of adjustments also applied to the retail fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over), which was subject to an adjustment by ∆CPI-2.15%. The ∆CPI for 2022 that was used for the tariff adjustment starting from April 1, 2023 was 2.95%. In addition, on March 15, 2024, the NCC announced that, effective from April 1, 2024, next round of adjustments applied to the wholesale tariffs for IP peering and domestic leased line services, which was subject to an adjustment by ∆CPI-5.09%. This round of adjustments also applied to the retail fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over), which was subject to an adjustment by ∆CPI-3.32%. The ∆CPI for 2023 that was used for the tariff reduction starting from April 1, 2024 was 2.50%. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

On December 14, 2020, the NCC determined that, starting from January 2021, our tariff in the mobile interconnection fees should be reduced from NT$0.571 per minute to NT$0.443 per minute in three years. On September 26, 2018, the NCC approved our new fixed communications network interconnection fees. The interconnection fees for local telephone and domestic long distance telephone remained the same, while the interconnection fees from mobile network to local telephone decreased, from NT$0.4851 to NT$0.4383 per minute during peak times and from NT$0.2531 to NT$0.2148 per minute during off-peak times. The tariff was effective from January 1, 2019 to December 31, 2022. On December 16, 2022, the NCC further determined that, since January 2023, our interconnection rate between fixed-line customers and other fixed-line customers is NT$0.32 per minute during peak times and NT$0.09 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers has been NT$0.4349 per minute during peak times and NT$0.2059 per minute during off-peak times. However, the NCC issued a notice for the promulgation of the “Upper Limits on the Termination Rates for Voice Service over Fixed Network Provided by Significant Market Powers” on June 5, 2023. The interconnection fees of local telephones, domestic long-distance or international calls, and mobile-to-fixed-line calls should be decreased gradually from June 5, 2023 to December 31, 2026 in four years. The interconnection rate between fixed-line customers and other fixed-line customers is reduced from NT$0.30 to NT$0.24 per minute during peak times and from NT$0.09 to NT$0.08 per minute during off-peak times. The interconnection rate for fixed line customers to domestic long distance or international is reduced from NT$0.31 to NT$0.27 per minute. The interconnection rate for calls initiated by mobile customers to fixed-line customers is reduced from NT$0.3943 to NT$0.2939 per minute during peak times and from NT$0.1883 to NT$0.1440 per minute during off-peak times.

Besides the mandatory tariff reduction mentioned above, we, from time to time, voluntarily implemented tariff adjustments in our broadband and mobile businesses in the past few years to consolidate our market share.

Capital expenditures as a result of technological advancements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables transmission of digital information at a high bandwidth over fiber loops. Our priority is to construct fiber networks in new buildings and areas with demand for 300 Mbps/500 Mbps and above (up to 2 Gbps) per household and 10 Gbps for enterprises in the near future. Our long-term goal is to optimize our capital expenditures by focusing on investing in infrastructures to support innovative products and services with attractive return profiles. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2021, 2022 and 2023, personnel expenses represented 27.1%, 26.9% and 26.2% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2021		2022		2023
	(in billions of NT$, except percentages)
Total personnel expenses	44.7	27.1%	45.7	26.9%	46.2	26.2%
Total operating costs and expenses	165.2	100.0%	170.0	100.0%	176.2	100.0%

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

Taxation

The income tax rate for profit-seeking enterprises is 20% in the ROC. We benefit from tax incentives, including tax credits of up to 15% of some of our research and development expenses in accordance with the Statute for Innovating Industries. In addition, after-tax earnings not distributed to stockholders as dividends in the following year were assessed with a 5% unappropriated earnings tax. Under IFRSs, the 5% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. As a result, our effective tax rates were 19.8% and 19.0% in 2022 and 2023, respectively.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$
		(in billions)
Revenues:
Consumer Business	129.9	132.1	137.1	4.5
Enterprise Business	69.3	72.1	73.0	2.4
International Business	6.1	7.2	9.2	0.3
Others	5.2	5.3	3.9	0.1
Total revenues	210.5	216.7	223.2	7.3
Operating costs	135.1	136.7	141.8	4.6
Operating expenses:
Marketing	21.0	22.8	23.5	0.8
General and administrative	5.3	6.6	6.8	0.2
Research and development	3.7	3.8	3.9	0.2
Expected credit loss	0.1	0.1	0.2	—
Total operating expenses	30.1	33.3	34.4	1.2
Other income and expenses	(0.4)	0.1	(0.6)	—
Income from operations	44.9	46.8	46.4	1.5
Non-operating income and expenses	1.1	0.4	0.6	—
Income before income tax	46.0	47.2	47.0	1.5
Income tax expense	9.0	9.3	8.9	0.3
Consolidated net income	37.0	37.9	38.1	1.2
Attributable to:
Stockholders of the parent	35.6	36.4	37.0	1.2
Noncontrolling interests	1.4	1.5	1.1	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2021	2022	2023
	(as percentages of total revenues)
Revenues:
Consumer Business	61.7	60.9	61.4
Enterprise Business	32.9	33.3	32.7
International Business	2.9	3.3	4.1
Others	2.5	2.5	1.8
Total revenues	100.0	100.0	100.0
Operating costs	64.2	63.1	63.5
Operating expenses:
Marketing	9.9	10.5	10.6
General and administrative	2.5	3.0	3.0
Research and development	1.8	1.7	1.7
Expected credit loss	0.1	0.1	0.1
Total operating expenses	14.3	15.3	15.4
Other income and expenses	(0.2)	—	(0.3)
Income from operations	21.3	21.6	20.8
Non-operating income and expenses	0.5	0.2	0.3
Income before income tax	21.8	21.8	21.1
Income tax expense	4.3	4.3	4.0
Consolidated net income	17.5	17.5	17.1
Attributable to:
Stockholders of the parent	16.8	16.8	16.6
Noncontrolling interests	0.7	0.7	0.5

Each of our operating segments is managed separately due to the fact that each represents a strategic business unit that serves different types of customers. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2023 compared with the year ended December 31, 2022

Revenues

Our revenues increased to NT$223.2 billion (US$7.3 billion) in 2023 as compared to NT$216.7 billion in 2022, due to an increase in revenues generated from consumer business, enterprise business, and international business. The details of which are as follows:

Consumer Business

Our consumer business revenues include mobile service revenues, fixed-line service revenues, sales revenues and other revenues. Consumer business revenues accounted for 60.9% and 61.4% of our revenues in 2022 and 2023, respectively. Our consumer business revenues increased by 3.8% from NT$132.1 billion in 2022 to NT$137.1 billion (US$4.5 billion) in 2023, due to increases of mobile service revenues attributed to 5G mobile migration, sales revenues, and fixed broadband revenues, partially offset by a decrease of fixed voice revenues.

Mobile services. Our mobile service revenues increased by 6.4% from NT$51.8 billion in 2022 to NT$55.1 billion (US$1.8 billion) in 2023 due to an increase of postpaid subscriber numbers, steady 5G migration and roaming service recovery.

Fixed-line services. Our fixed-line service revenues slightly decreased by 0.4% from NT$42.8 billion in 2022 to NT$42.6 billion (US$1.4 billion) in 2023. This decrease was due to the decreased voice revenues, partially offset by the increase of data communication and broadband access revenues driven by the successful upsell propelled by the HiNet Higher-Speed promotion plan.

Sales. Revenues generated from sales increased by 4.7% from NT$35.2 billion in 2022 to NT$36.8 billion (US$1.2 billion) in 2023, due to the stabilized smartphones supply and increased terminal sales.

Others. Our other revenues increased by 11.3% from NT$2.3 billion in 2022 to NT$2.6 billion (US$0.1 billion) in 2023. This was due to an increase in ICT business and home security revenues.

Enterprise Business

Our enterprise business revenues include mobile service revenues, fixed-line service revenues, ICT revenues and other revenues. Revenues from our enterprise business accounted for 33.3% and 32.7% of our revenues in 2022 and 2023, respectively. Revenues from our enterprise business increased by 1.2% from NT$72.1 billion in 2022 to NT$73.0 billion (US$2.4 billion) in 2023 due to 5G mobile migration, recovered roaming revenues, and the increasing need from cybersecurity and big data services.

Mobile services. Our mobile service revenues increased by 2.0% from NT$8.9 billion in 2022 to NT$9.1 billion (US$0.3 billion) in 2023 due to 5G mobile migration and the recovered roaming revenues.

Fixed-line services. Our fixed-line service revenues slightly decreased by 1.6% from NT$34.5 billion in 2022 to NT$34.0 billion (US$1.1 billion) in 2023 due to the decreased voice revenues, partially offset by the increase of data communication and broadband access revenues driven by the digital transformation trend and opportunities.

ICT Business. Revenues from our ICT business increased by 1.9% from NT$24.3 billion in 2022 to NT$24.7 billion (US$0.8 billion) in 2023, due to the growth of cybersecurity and big data related projects.

Others. Our other revenues increased by 18.0% from NT$4.4 billion in 2022 to NT$5.2 billion (US$0.2 billion) in 2023. This increase was due to the grants of 5G government subsidies and equipment sales revenues from our subsidiaries.

International Business

Revenues from international business accounted for 3.3% and 4.1% of our revenues in 2022 and 2023, respectively. Revenues from our international business increased by 27.8% from NT$7.2 billion in 2022 to NT$9.2 billion (US$0.3 billion) in 2023, due to the rising demand for leased circuit, IDC, cloud, integrated ICT solutions and roaming service from global clients.

Fixed-line Services. Revenues from our fixed-line services increased by 6.4% from NT$5.1 billion in 2022 to NT$5.4 billion (US$0.2 billion) in 2023, due to the growth in international network, and international private leased circuit service revenues.

ICT Business. Revenues from our ICT business increased by 88.6% from NT$1.5 billion in 2022 to NT$2.8 billion (US$0.1 billion) in 2023, due to the rising demand for IDC, cloud, and integrated ICT solutions from global clients.

Others. Our other revenues increased by 54.8% from NT$0.6 billion in 2022 to NT$1.0 billion (US$31.3 million) in 2023, due to an increase in mobile service revenues.

Others

Other revenues accounted for 2.5% and 1.8% of our revenues in 2022 and 2023, respectively. Our other revenues decreased from NT$5.3 billion in 2022 to NT$3.9 billion (US$0.1 billion) in 2023. The decrease was due to lower revenues derived from CHPT.

Operating Costs and Expenses

Our operating costs and expenses include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance, as well as spectrum usage fees.

Operating costs and expenses increased by 3.6% from NT$170.0 billion in 2022 to NT$176.2 billion (US$5.8 billion) in 2023. This increase was due to increases in personnel expenses and maintenance and service costs. The increase in personnel expenses was mainly due to the increased headcount driven by the growth of our business. The increase in maintenance and service costs was mainly driven by the growth of our international roaming and fixed broadband services.

Operating Costs and Expenses by Business Segment

Consumer Business

Our consumer business costs and expenses increased by 4.5% from NT$105.6 billion in 2022 to NT$110.3 billion (US$3.7 billion) in 2023, primarily due to (i) the increased headcount driven by the growth of our business, and (ii) maintenance and service costs, mainly due to the growth of our international roaming and fixed broadband services.

Enterprise Business

Our enterprise business operating costs and expenses increased by 3.8% from NT$57.5 billion in 2022 to NT$59.7 billion (US$1.9 billion) in 2023. This increase was due to an increase in ICT projects costs, mainly driven by the growth of our cybersecurity and big data related projects.

International Business

Our international business operating costs and expenses increased by 25.0% from NT$6.7 billion in 2022 to NT$8.4 billion (US$0.3 billion) in 2023, due to an increase in telecommunication equipment usage fees and service costs, driven by the growth of our international network and international private leased circuit service.

Others

The costs and expenses from our other business decreased by 36.7% from NT$4.5 billion in 2022 to NT$2.8 billion (US$0.1 billion) in 2023, due to operating downturn for CHPT.

Other Income and Expenses

We recorded net other income of NT$0.1 billion in 2022 and net other expenses of NT$0.6 billion (US$20.7 million) in 2023, respectively. The differences between 2022 and 2023 were due to the impairment loss on investment properties and property, plant and equipment in 2023.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations decreased by 1.0% from NT$46.8 billion in 2022 to NT$46.4 billion (US$1.5 billion) in 2023. Our operating margin slightly decreased from 21.6% in 2022 to 20.8% in 2023.

Non-operating Income and Expenses

Our non-operating income increased from NT$0.4 billion in 2022 to NT$0.6 billion (US$21.4 million) in 2023. The increase was due to an increase in interest income, driven by the rise of interest rate and increase in acquisition of time deposits and negotiable certificates of deposit.

Income before Income Tax

As a result of the foregoing, segment income before tax for our consumer business increased by 1.4% from NT$28.5 billion in 2022 to NT$28.9 billion (US$0.9 billion) in 2023; segment income before tax for our enterprise business decreased by 8.0% from NT$15.6 billion in 2022 to NT$14.4 billion (US$0.5 billion) in 2023; segment income before tax for our international business increased by 26.4% from NT$1.7 billion in 2022 to NT$2.1 billion (US$0.1 billion) in 2023; and segment income before tax for our other business increased by 14.2% from NT$1.4 billion in 2022 to NT$1.6 billion (US$52.0 million) in 2023.

Income Tax

Our income tax was NT$9.3 billion and NT$8.9 billion (US$0.3 billion) in 2022 and 2023, respectively. Our effective tax rate decreased slightly from 19.8% in 2022 to 19.0% in 2023.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$36.4 billion and NT$37.0 billion (US$1.2 billion) in 2022 and 2023, respectively. Our net margin decreased from 16.8% in 2022 to 16.6% in 2023.

The year ended December 31, 2022 compared with the year ended December 31, 2021

Revenues

Our revenues increased to NT$216.7 billion in 2022 as compared to NT$210.5 billion in 2021, primarily due to an increase in revenues generated from consumer business, enterprise business, and international business. The details of which are as follows:

Consumer Business

Our consumer business revenues include mobile service revenues, fixed-line service revenues, sales revenues and other revenues. Consumer business revenues accounted for 61.7% and 60.9% of our revenues in 2021 and 2022, respectively. Our consumer business revenues increased by 1.7% from NT$129.9 billion in 2021 to NT$132.1 billion in 2022, primarily due to increases of mobile service revenues and fixed-line service revenues, partially offset by a decrease of sales revenues.

Mobile services. Our mobile service revenues increased by 5.7% from NT$49.0 billion in 2021 to NT$51.8 billion in 2022 due to an increase of postpaid subscriber numbers and a steady 5G migration.

Fixed-line services. Our fixed-line service revenues increased by 1.2% from NT$42.3 billion in 2021 to NT$42.8 billion in 2022. This increase was mainly due to a successful upsell propelled by the HiNet Higher-Speed promotion plan, partially offset by our fixed voice services revenues that continued decreasing even though the decline has decelerated.

Sales. Revenues generated from sales decreased from NT$36.1 billion in 2021 to NT$35.2 billion in 2022, mainly due to the impact of unstable supply of smartphones caused by the COVID-19 epidemic.

Others. Our other revenues decreased by 5.9% from NT$2.4 billion in 2021 to NT$2.3 billion in 2022. This was mainly due to a decrease in ICT business revenues.

Enterprise Business

Our enterprise business revenues include mobile service revenues, fixed-line service revenues, ICT revenues and other revenues. Revenues from our enterprise business accounted for 32.9% and 33.3% of our revenues in 2021 and 2022, respectively. Revenues from our enterprise business increased by 4.2% from NT$69.3 billion in 2021 to NT$72.1 billion in 2022 due to the robust growth of our ICT business.

Mobile services. Our mobile service revenues increased by 5.9% from NT$8.4 billion in 2021 to NT$8.9 billion in 2022 due to the 5G migration and the increase of subscribers.

Fixed-line services. Our fixed-line service revenues slightly decreased by 0.5% from NT$34.7 billion in 2021 to NT$34.5 billion in 2022 due to the decreased voice revenues, partially offset by the increase of data communication and broadband access revenues driven by the digital transformation trend and opportunities.

ICT Business. Revenues from our ICT business increased by 8.7% from NT$22.3 billion in 2021 to NT$24.3 billion in 2022, mainly due to our emerging growth engines, particularly IDC, cloud services and cybersecurity.

Others. Our other revenues increased by 16.4% from NT$3.8 billion in 2021 to NT$4.4 billion in 2022. This increase was mainly due to the grants of 5G government subsidies and equipment sales revenues from our subsidiaries.

International Business

Revenues from international business accounted for 2.9% and 3.3% of our revenues in 2021 and 2022, respectively. Revenues from our international business increased by 17.4% from NT$6.1 billion in 2021 to NT$7.2 billion in 2022, mainly due to the rising demand for ICT services, especially for services such as IDC and cloud services from global clients.

Fixed-line Services. Revenues from our fixed-line services increased by 1.1% from NT$5.0 billion in 2021 to NT$5.1 billion in 2022, mainly due to the growth in data communication and broadband access revenues.

ICT Business. Revenues from our ICT business increased by 121.8% from NT$0.7 billion in 2021 to NT$1.5 billion in 2022, mainly due to the rising demand for IDC and cloud services from our global clients.

Others. Our other revenues increased by 42.4% from NT$0.4 billion in 2021 to NT$0.6 billion in 2022, mainly due to an increase in mobile service revenues.

Others

Other revenues accounted for 2.5% and 2.5% of our revenues in 2021 and 2022, respectively. Our other revenues increased from NT$5.2 billion in 2021 to NT$5.3 billion in 2022. The increase was mainly due to operating growth derived from CHPT.

Operating Costs and Expenses

Our operating costs and expenses include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance, as well as spectrum usage fees.

Operating costs and expenses increased by 2.9% from NT$165.2 billion in 2021 to NT$170.0 billion in 2022. This increase was primarily due to personnel expenses and ICT project costs. The increase in personnel expenses was mainly driven by operating growth. The increase in ICT project costs was mainly driven by the robust growth of our ICT business.

Operating Costs and Expenses by Business Segment

Consumer Business

Our consumer business costs and expenses increased by 0.4% from NT$105.2 billion in 2021 to NT$105.6 billion in 2022, primarily due to an increase in personnel expenses mainly driven by operating growth; an increase in depreciation and amortization expenses due to accelerating 5G network construction; and a decrease in cost of goods sold was mainly driven by the decrease in sales volume.

Enterprise Business

Our enterprise business operating costs and expenses increased by 3.5% from NT$55.5 billion in 2021 to NT$57.5 billion in 2022. This increase was primarily due to an increase in ICT project costs mainly driven by the robust growth of our ICT business.

International Business

Our international business operating costs and expenses increased by 10.3% from NT$6.1 billion in 2021 to NT$6.7 billion in 2022, primarily due to an increase in ICT project costs as a result of strong demand for IDC and cloud services from our global clients and the completion of ICT projects in 2022.

Others

The costs and expenses from our other business increased by 8.6% from NT$4.2 billion in 2021 to NT$4.5 billion in 2022, primarily due to operating growth derived from CHPT.

Other Income and Expenses

We recorded net other expenses of NT$0.4 billion in 2021 and net other income of NT$0.1 billion in 2022, respectively. The differences between 2021 and 2022 were primarily due to the impairment loss on right-of-use assets in 2021.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 4.2% from NT$44.9 billion in 2021 to NT$46.8 billion in 2022. Our operating margin slightly increased from 21.3% in 2021 to 21.6% in 2022.

Non-operating Income and Expenses

Our non-operating income decreased from NT$1.1 billion in 2021 to NT$0.4 billion in 2022. The decrease was primarily due to an increase in valuation loss on financial assets and liabilities at fair value through profit or loss and an increase in foreign currency exchange loss.

Income before Income Tax

As a result of the foregoing, segment income before tax for our consumer business increased by 3.5% from NT$27.5 billion in 2021 to NT$28.5 billion in 2022; segment income before tax for our enterprise business increased by 3.4% from NT$15.1 billion in 2021 to NT$15.6 billion in 2022; segment income before tax for our international business increased by 36.0% from NT$1.2 billion in 2021 to NT$1.7 billion in 2022; and segment income before tax for our other business decreased by 36.4% from NT$2.2 billion in 2021 to NT$1.4 billion in 2022.

Income Tax

Our income tax was NT$9.0 billion and NT$9.3 billion in 2021 and 2022, respectively. Our effective tax rate increased from 19.6% in 2021 to 19.8% in 2022.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$35.6 billion and NT$36.4 billion in 2021 and 2022, respectively. Our net margin remained at 16.8% in 2021 and 2022.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$
		(in billions)
Net cash provided by operating activities	74.9	76.0	74.6	2.4
Net cash used in investing activities	(31.2)	(30.8)	(50.2)	(1.6)
Net cash used in financing activities	(34.3)	(34.8)	(40.7)	(1.3)
Effect of exchange rate changes	0.0	0.0	0.0	0.0
Net increase (decrease) in cash and cash equivalents	9.4	10.4	(16.4)	(0.5)
Cash and cash equivalents at end of year	39.8	50.2	33.8	1.1

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

In 2023, we generated NT$74.6 billion (US$2.4 billion) in net cash from operating activities as compared to NT$76.0 billion in 2022. The decrease was primarily due to a decrease in income before income tax arising from our operating performance, an increase in income tax payment and a decrease in trade notes and accounts payable.

In 2022, we generated NT$76.0 billion in net cash from operating activities as compared to NT$74.9 billion in 2021. The increase was primarily due to an increase in income before income tax arising from our operating performance.

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

In 2023, our net cash used in investing activities was NT$50.2 billion (US$1.6 billion), an increase from NT$30.8 billion in 2022. The increase was primarily due to an increase in acquisition and disposal of time deposits and negotiable certificates of deposit with maturities of more than three months.

In 2022, our net cash used in investing activities was NT$30.8 billion, a decrease from NT$31.2 billion in 2021. The decrease was primarily due to a decrease in acquisition of property, plant and equipment in 2022, offset by proceeds of NT$2.9 billion from disposal of investment in China Airlines, Ltd. in 2021.

In 2021, our net cash used in investing activities was NT$31.2 billion, a decrease from NT$68.3 billion in 2020. The decrease was primarily due to an increase in acquisition of property, plant and equipment in 2021, offset by a one-time payment of NT$47.4 billion in 2020 for acquiring the 5G mobile broadband spectrum.

In 2023, our net cash used in financing activities totaled NT$40.7 billion (US$1.3 billion), which mainly reflected NT$36.5 billion in dividends being paid.

In 2022, our net cash used in financing activities totaled NT$34.8 billion, which mainly reflected NT$35.7 billion in dividends being paid.

In 2021, our net cash used in financing activities totaled NT$34.3 billion, which mainly reflected NT$33.4 billion in dividends being paid.

Capital Resources

We have historically financed our capital expenditure requirements through operating cash flows and corporate bonds. In future years, the expansion and upgrade of our infrastructures, such as 5G mobile broadband, FTTx, international submarine cables, and IDC, introducing AI/automation technology to BSS/OSS, developing innovative solutions, and implementing ESG will be the focus of our capital expenditures. In the meantime, we also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. Over the next twelve months, we expect to implement our strategies about capital expenditures, dividend payments, debt repayments and other commitments by primarily relying on cash generated from operations, corporate bonds and loans from commercial banks.

As of December 31, 2023, our primary source of liquidity was NT$33.8 billion (US$1.1 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured bank loans and secured bank loans amounted to NT$56.8 billion (US$1.9 billion) and NT$1.6 billion (US$52.9 million), respectively, as of December 31, 2023.

As of December 31, 2023, we had bonds payable in the amount of NT$30.5 billion (US$1.0 billion) at interest rates ranging from 0.42% to 0.69%.

As of December 31, 2023, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$65.0 million (US$2.1 million) at interest rates ranging from 3.00% to 3.36%.

As of December 31, 2023, our subsidiary, International Integrated Systems, Inc., had short-term unsecured loans of NT$520.0 million (US$17.0 million) at interest rates ranging from 2.16% to 2.18%.

As of December 31, 2023, our subsidiary, Light Era, had long-term secured loans in the amount of NT$1.6 billion (US$52.3 million) due in 2024 at an interest rate of 1.87%.

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

Capital Expenditures

Our capital expenditures in 2021, 2022 and 2023 were mainly to support operations. We have financed our capital expenditures using cash flows operations and corporate bonds. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2021		2022		2023
	(in billions of NT$, except percentages)
Capital Expenditures:
Mobile communications business	16.8	48%	13.8	44%	11.1	36%
Others	18.5	52%	17.7	56%	19.6	64%
Total capital expenditures	35.3	100%	31.5	100%	30.7	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2024.

	Year Ending December 31, 2024
	(in billions of NT$, except percentages)
Capital Expenditures:
Mobile communications business	9.6	28%
Others	24.4	72%
Total capital expenditures	34.0	100%

We expect our total capital expenditures to be approximately NT$34.0 billion in 2024. Our capital expenditures for 2024 are planned to be allocated to our 5G network deployment, IDC construction, FTTx network expansion, international submarine cables, public switching telephone network transforming to internet protocol network, service platforms, cloud computing, IoT, ESG, and asset activation. We expect to finance these capital expenditures with our cash flows from operations.

Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2023.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in billions of NT$)
Contractual Obligations(1)
Short-term loans	0.6	0.6	—	—	—
Long-term loans	1.6	1.6	—	—	—
Bonds payable	30.5	—	10.7	15.1	4.7
Lease liabilities(2)	11.2	3.5	4.8	2.4	0.5
Total	43.9	5.7	15.5	17.5	5.2

(1)
Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$1.4 billion (US$0.1 billion) in 2023 and expected to make pension contributions of approximately NT$1.4 billion (US$0.1 billion) in 2024. See Note 28 to our consolidated financial statements for additional details regarding our pension plan.
(2)
Operating lease obligations are described in Note 37 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2023, we had remaining commitments under non-cancelable contracts with various parties, including the acquisition of lands and buildings of NT$0.1 billion (US$1.6 million) and acquisition of telecommunications-related inventory and equipment of NT$21.8 billion (US$0.7 billion).

We committed that when our ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, we will provide financial support to assist NCB to maintain in healthy financial condition.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2021, 2022 and 2023.

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

• prior to incorporation, according to the laws and regulations applicable to state-owned enterprises in Taiwan, we recorded revenues from fixed-line service at the time the connection service was performed or the prepaid card was sold. Upon incorporation, net assets greater than capital stock was credited as additional paid-in capital. Part of our additional paid-in capital was from unearned revenues from fixed-line services as of that date. Under IFRSs, following the revenues recognition guidance, the above service revenues should be treated as deferred income and recognized over the time when the service is continuously provided or as consumed. Therefore, upon our first adoption of IFRSs, we should retrospectively decrease additional paid-in capital while increasing unappropriated earnings on the transition date of January 1, 2012. There is no difference in recognition of unearned revenues or deferred income between IFRSs and Taiwan IFRSs. However, according to the guidance released by the TWSE in March 2012, which is a part of Taiwan IFRSs, the additional paid-in capital under ROC GAAP that is not specifically promulgated under Taiwan IFRSs should not be adjusted on the transition date of January 1, 2012. Therefore, we retain such additional paid-in capital under Taiwan IFRSs.

It is difficult for us to determine the differences between Taiwan IFRSs and IFRSs on our financial statements as any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC.

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2023 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Our priorities for research and development in 2023 included “innovative ICT services”, “advanced cloud-network integration technologies”, and “energy-saving technologies”. Key research and development achievements in 2023 are described as follows:

1.
Innovative ICT services
•
AIoT: vehicle-to-everything, or V2X, smart traffic control, traffic simulation and digital twins, traffic enforcement systems, smart inspection of unmanned vehicles, smart ports, etc.
•
smart life: metaverse platform, metaverse virtual exhibitions, holographic concerts, conversational chatbots for video services, international incoming call fraud prevention, end-to-end encrypted communications, etc.
•
artificial intelligence: acoustic recognition and generation, text analysis and generation, customer service chatbots, customer sentiment analysis, AI PaaS, human activity recognition, facial recognition, etc.
•
cybersecurity: Fast Identity Online, or FIDO, mobile authentication, blockchain and smart contracts, NFT management and trading platform, zero trust architecture, 5G network security, cybersecurity for vehicle-to-everything, or V2X, etc.
2.
Advanced cloud-network integration technologies
•
network communication: open all-photonic network, or Open APN, Wi-Fi 6/7 wireless network, 5G/B5G SA network, 5G edge computing, 5G private network, LEO satellite network, network functions virtualization/cloudification, ultra-high-speed access network, etc.
•
network operations and management: autonomous network management, mobile customer experience analysis, 5G network slicing management, telco cloud management, smart home network management, etc.
•
cloud computing: multi-cloud management platform, public and hybrid cloud service and management, cloud-native management, edge computing platform, software-defined data center, etc.
3.
Energy-saving technologies
•
centralized energy monitoring, energy-saving solutions for data centers, base stations and network equipment, etc.

In 2023, the Company applied for a total of 169 patents and obtained 157 patents. The Company also received 17 major awards for our research and development achievements in Taiwan and internationally.

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

E. Critical Accounting Estimates

Information about critical accounting judgments and key sources of estimation uncertainty and assumption, please refer to Note 4 to our consolidated financial statements included in this annual report for details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Articles of Incorporation provide for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of February 29, 2024. There is no family relationship among any of these persons. These directors have terms until May 26, 2025. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Shui-Yi Kuo	59	Chairman, Chief Executive Officer and Director
Chau-Young Lin	61	President and Director
Hsiang-Ling Hu	68	Director
Ching-Hwi Lee	60	Director
Shin-Yi Chang	64	Director
Sin-Horng Chen	70	Director
Hsiu-Chuan Tsai	56	Director
Shih-Hung Tseng	63	Director
Su-ming Lin	68	Independent Director
Chia-Chung Chen	65	Independent Director
Yu-Fen Lin	53	Independent Director
Chung-Chin Lu	65	Independent Director
Yi-Chin Tu	48	Independent Director

Shui-Yi Kuo is the Chairman, Chief Executive Officer and director of our company. Mr. Kuo assumed the role of our Chairman and Chief Executive Officer on May 5, 2023. He has served as the President and director of our company since May 2019. Prior to that, Mr. Kuo served as our Senior Executive Vice President and Chief Financial Officer from August 2017 to September 2020 and the Senior Executive Vice President of our Investment Department from March 2017 to August 2017. He also served as the Vice President of our Investment Department from November 2014 to March 2017. From November 2013 to November 2014, Mr. Kuo served as the President of Light Era Development Co., Ltd., our subsidiary. From March 2008 to November 2013, Mr. Kuo served as the Vice President of our Accounting Department. Mr. Kuo is a Certified Public Accountant of the ROC and specializes in accounting and finance, and he holds a master’s degree in Accounting from National Chengchi University.

Chau-Young Lin is the President and director of our company. Before assuming the role of President in July 2023, Dr. Lin held the position of President of our Information Technology Group since April 2022. Prior to that, Dr. Lin had been the President of our Data Communications Business Group from June 2020 to April 2022 and the Senior Executive Vice President of our company from August 2019 to June 2020. He was also the President of our Southern Taiwan Business Group from March 2018 to August 2019. Dr. Lin specializes in cloud services, cybersecurity, AI, data governance, large scale information system, project management, system engineering, and he holds a Ph.D. degree in Electronic Engineering from National Taiwan University of Science and Technology.

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

Shin-Yi Chang is a director of our company. Mr. Chang is currently the director of the Accounting Department of the MOTC. Mr. Chang had been a lecturer on risk and crisis management at the National Academy of Civil Service of the Examination Yuan from August 2014 to November 2019 and the Executive Secretary of the Internal Control Project Promotion Team of the Ministry of Economic Affairs from February 2011 to January 2017. Mr. Chang specializes in accounting and risk management, and he holds a master’s degree in Business Administration from National Taiwan University.

Sin-Horng Chen is a director of our company. Dr. Chen is currently a lifetime chair professor in the Department of Electrical Engineering, National Yang Ming Chiao Tung University. Prior to that, Dr. Chen had been the acting President and Vice President of National Chiao Tung University from August 2019 to January 2021 and from February 2015 to July 2019, respectively. Dr. Chen also serves as an independent director of Chinesegamer International Corporation since July 2021. Dr. Chen specializes in advanced technology development and application system development in the areas of information and communication technology, as well as speech signal processing. He holds a Ph.D. degree in Electrical Engineering from Texas Tech University.

Hsiu-Chuan Tsai is a director of our company. Dr. Tsai is currently the Chairperson and professor in the Department of Political Science, Soochow University. Prior to that, Dr. Tsai had been the Political Deputy Minister and Spokesman of the Ministry of Civil Service from February 2018 to March 2019. Dr. Tsai specializes in government governance, performance management, public human resources management, government and policy marketing, risk management, anti-corruption and transparency governance, and she holds a Ph.D. degree in Public Administration from National Chengchi University.

Shih-Hung Tseng is the labor director of our company. Mr. Tseng is currently the President of the Enterprise Union at Chunghwa Telecom’s Tainan Branch and he also serves as an engineer of the Tainan Branch. Mr. Tseng has worked for the Company since June 1976. Mr. Tseng specializes in ICT, and he received an associate degree in Electronic Engineering from Kun Shan Institute of Technology.

Su-ming Lin is an independent director of our company. Dr. Lin is currently an emeritus professor in the Department of Accounting of National Taiwan University. He also serves as the independent director of Taiwan Fertilizer Co., Ltd. since July 2021 and the independent director of AP Biosciences Inc., and Sunny Friend Environmental Technology Co., Ltd. since 2023. Dr. Lin is a Certified Public Accountant of the ROC. and specializes in accounting, finance, tax laws, as well as international taxation. He has participated in Taiwan’s tax reforms and served as the board member and member of the Risk Management Committee and Audit Committee in

the airlines and insurance sectors for many years. Dr. Lin holds a Ph.D. degree in Accounting from Arizona State University.

Chia-Chung Chen is an independent director of our company. Mr. Chen is currently an independent director of MOSPEC Semiconductor Corp. He also serves as an independent director of Dimerco Data System Corporation since June 2020 and a director of SysJust Co., Ltd. since 2023. Prior to that, Mr. Chen served as the chief executive officer in E.SUN Bank (China) Co., Ltd. from March 2015 to April 2019 and as the Chairman in E.SUN Securities Co., Ltd. from June 2009 to January 2012. During his capacity working as the Deputy President of E. Sun Securities, Mr. Chen was responsible for overseeing corporate risk management. Mr. Chen is also our risk management expert with almost 30 years of experience in the banking and financial industry. Mr. Chen specializes in digital finance, strategic planning, operational management, risk management and corporate governance, and he holds a master’s degree in Agricultural Economics from National Taiwan University.

Yu-Fen Lin is an independent director of our company. Ms. Lin is the co-founder and managing partner of Lex & Honor Law offices. She is a transactional attorney with a board practice in business planning, corporate compliance and finance transactions. Ms. Lin also serves as an independent director of Bank SinoPac Co., Ltd. since August 2017 and SINBON Electronics Co., Ltd. since July 2021 and a supervisor of Infinity Communication Tech. Inc. since 2023. Ms. Lin specializes in particular legal areas, including international investment, corporate investment, financial, banking and electronic payment, risk management, as well as public law, and she holds a double degree of L.L.B. and B.A. from National Taiwan University.

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

Yi-Chin Tu is an independent director of our company. Mr. Tu is the founder of Taiwan AI Labs and PTT, a non-profit open-source organization of the BBS club, as well as the Chairman of the Artificial Intelligence Foundation. Mr. Tu also serves as an independent director of PChome Online Inc. since 2023. Prior to that, Mr. Tu joined Microsoft in 2006 and served as the Principal Development Manager in the Microsoft AI and Research Group. He had also been the Chief R&D Officer, leading the AI services development in the Asia Pacific region. Mr. Tu specializes in AI data governance, software platform R&D and digital talent incubation, and he holds a master’s degree in Computer Science and Information Engineering from National Taiwan University.

The following person served as director on our board during 2023 but was no longer serving with us due to replacement and retirement.

Chi-Mau Sheih was the Chairman, Chief Executive Officer and director of our company. Mr. Sheih assumed the role of our Chairman and Chief Executive Officer on April 22, 2019. Prior to that, Mr. Sheih served as the President and director of our company since January 2017 and served as the Senior Executive Vice President from 2010 to 2017, the President of Southern Taiwan Business Group from 2007 to 2010 and the President of Central Taiwan Business Group from 2006 to 2007. Mr. Sheih specializes in business management, ICT, cybersecurity, cloud computing, big data applications and commerce, and he holds an MBA degree from National Taiwan University.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of February 29, 2024. There is no family relationship among any of these persons.

Name	Age	Position
Rong-Shy Lin	58	Senior Executive Vice President
Chih-Hsiung Huang	62	Senior Executive Vice President
Chih-Cheng Chien	63	Senior Executive Vice President and President of Network Technology Group
Yu-Shen Chen	47	Senior Executive Vice President and Chief Financial Officer
Hsueh-Hai Hu	62	President of Consumer Business Group
Pen-Yuang Chang	62	President of Enterprise Business Group
Chin-Chou Chen	60	President of International Business Group
Hey-Chyi Young	58	President of Information Technology Group
Tian-Tsair Su	61	President of Telecommunication Laboratories
Wei-Kuo Hong	63	President of Telecommunication Training Institute

Rong-Shy Lin has been our Senior Executive Vice President since June 2020 and the Chairman of SENAO International Co., Ltd. since 2022. Prior to that, Dr. Lin was the President of our Data Communications Business Group from November 2018 to June 2020. He served as the President of our Telecommunication Laboratories from November 2017 to November 2018 and the Vice President of our Telecommunication Laboratories from February 2017 to November 2017. Dr. Lin holds a Ph.D. degree in Information Engineering from National Chiao Tung University.

Chih-Hsiung Huang has been our Senior Executive Vice President since January 2024. He served as the Vice President of our Telecommunication Laboratories from July 2023 to January 2024. Prior to that, Dr. Huang served as the Vice President of our Corporate Planning Department from November 2020 to July 2023 and the Assistant Vice President from June 2017 to November 2020. Dr. Huang holds a Ph.D. degree in Electrical Engineering from National Central University.

Chih-Cheng Chien has been our Senior Executive Vice President since July 2023 and the President of our Network Technology Group since January 2022. He was a director of SENAO International Co., Ltd. from 2020 to 2023. Dr. Chien was the President of our Mobile Business Group from January 2021 to January 2022. Prior to that, Dr. Chien served as the President of our Telecommunication Training Institute from June 2020 to January 2021 and the Advisor of our Overseas New Business Office from November 2018 to June 2020. Dr. Chien holds a Ph.D. degree in Engineering Technology from National Taiwan University of Science and Technology.

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

Hsueh-Hai Hu has been the President of our Consumer Business Group since July 2023. He is also a director of SENAO International Co., Ltd. since 2023. He was the Vice President of our Consumer Business Group from January 2022 to July 2023. Prior to that, he served as the Vice President of our Mobile Business Group from February 2017 to January 2022 and the President of New Taipei Branch from April 2015 to February 2017. Mr. Hu holds a master’s degree in Transportation and Communication Management from National Cheng Kung University.

Pen-Yuang Chang has been the President of our Enterprise Business Group since July 2023. He is also a director of Chief Telecom Inc. since 2024. Dr. Chang was the President of Taipei Branch from January 2023 to July 2023. Prior to that, Dr. Chang served as the President of New Taipei Branch from May 2020 to January 2023 and the Vice President of New Taipei Branch from August 2018 to May 2020. Dr. Chang holds Ph.D. degree in Computer Science from National Chiao Tung University.

Chin-Chou Chen has been the President of International Business Group since June 2023. Dr. Chen served as the Vice President of International Business Group from December 2020 to June 2023 and the Deputy Principal Engineer of International Business Group from December 2017 to December 2020. Dr. Chen holds Ph.D. degree in Electrical Engineering from National Taiwan University.

Hey-Chyi Young has been the President of our Information Technology Group since August 2023. Ms. Young served as the Vice President of Telecommunication Laboratories from November 2017 to August 2023. Prior to that, Ms. Young served as the Managing Director of our Network Management Laboratory from January 2013 to November 2017. Ms. Young holds a master’s degree in Electrical and Computer Engineering from The University of Texas at Austin.

Tian-Tsair Su has been the President of our Telecommunication Laboratories since July 2023. He served as the President of Consumer Business Group from January 2022 to July 2023. He was also a director of SENAO International Co., Ltd. from 2022 to 2023. Mr. Su was the Chairman of Honghwa International Co., Ltd. from August 2019 to January 2022. Prior to that, Mr. Su served as the Senior Executive Vice President of our Administration Department from November 2017 to August 2019. Mr. Su holds a master’s degree in Electrical Engineering from National Cheng Kung University.

Wei-Kuo Hong has been the President of Telecommunication Training Institute since November 2018. He served as the senior Executive Vice President from June 2020 to July 2023. Prior to that, Dr. Hong served as the Vice President of our Telecommunication Training Institute from May 2017 to November 2018 and the Assistant Vice President of our Investment Department from May 2012 to May 2017. Dr. Hong holds a Ph.D. degree in Industrial Administration from National Tsing Hua University.

The following person served as our executive officer in 2023 before retirement.

Li-Show Wu was our Senior Executive Vice President from June 2022 to January 2024 and the President of our Enterprise Business Group from January 2019 to July 2023. Ms. Wu was also a director of SENAO International Co., Ltd. and CHIEF Telecom Inc from 2022 to 2023. She was the Chairman of Honghwa International Co., Ltd. from November 2017 to January 2019. Prior to that, Ms. Wu served as the Senior Executive Vice President of our Administration Department from November 2016 to November 2017 and the Vice President of our Marketing Department from August 2015 to November 2016. Ms. Wu holds a master’s degree in Applied Mathematics from National Chiao Tung University.

Hsueh-Lan Wu was the President of International Business Group from November 2018 to June 2023. Ms. Wu was the Vice President of our Enterprise Business Group from March 2018 to November 2018. Prior to that, Ms. Wu served as the Vice President of our Marketing Department from November 2016 to March 2018 and the Vice President of our Enterprise Business Group from November 2013 to November 2016. Ms. Wu holds a master’s degree in Information Management from National Taiwan University.

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

Our Chairman and Chief Executive Officer, Mr. Shui-Yi Kuo, and our President, Dr. Chau-Young Lin, and our labor director Mr. Shih-Hung Tseng, to our board of directors, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2021, 2022 and 2023 was NT$106,456,778, NT$118,997,365 and NT$150,681,248 (US$4,921,007.4), respectively. The aggregate amount of compensation in 2023 includes a NT$82,239,948 (US$2,685,824.6) salary payment for directors and executive officers, a NT$23,384,592 (US$763,703.2) pension payment for executive officers, a NT$39,796,708 (US$1,299,696.5) bonus accrued for directors and a NT$5,260,000 (US$171,783.1) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$39,479,796 (US$1,289,346.7) was paid directly to the MOTC in 2023 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Compensation Paid to Directors

Pursuant to ROC disclosure rules, we have disclosed the compensation of our directors for the fiscal year ended December 31, 2023 as follows, excluding bonus accrued for legal entity the MOTC:

Directors	Total Compensation (in millions)
	NT$	US$
Shui-Yi Kuo(1)	8.7	0.3
Chi-Mau Sheih(2)	20.3	0.7
Chau-Young Lin(3)	7.1	0.2
Shin-Yi Chang	0.1	—
Sin-Horng Chen	0.3	—
Hsiang-Ling Hu	0.1	—
Ching-Hwi Lee	0.1	—
Hsiu-Chuan Tsai	0.4	—
Shih-Hung Tseng(4)	1.7	0.1
Yu-Fen Lin	0.9	—
Chung-Chin Lu	0.9	—
Yi-Chin Tu	0.9	—
Chia-Chung Chen	1.0	—
Su-ming Lin	1.0	—
Total	43.5	1.4

(1)
Including salary for serving as our President prior to May 5, 2023, and salary for serving as our Chief Executive Officer after that date.
(2)
Mr. Sheih retired in May 2023, and his total compensation included pensions funded according to applicable law.
(3)
As salary for serving as our President.
(4)
As salary for serving as our employee.

Compensation Paid to Senior Management

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our senior management for the fiscal year ended December 31, 2023 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Senior Management
Below NT$1,000,000	None
NT$1,000,000 to NT$1,999,999	None
NT$2,000,000 to NT$3,499,999	None
NT$3,500,000 to NT$4,999,999	Hsueh-Hai Hu, Pen-Yuang Chang, Chin-Chou Chen Hey-Chyi Young, Jung-Kuei Chen
NT$5,000,000 to NT$9,999,999	Chau-Young Lin, Li-Show Wu, Rong-Shy Lin Chih-Cheng Chien, Yu-Shen Chen, Tian-Tsair Su Wei-Kuo Hong
NT$10,000,000 to NT$14,999,999	Hsueh-Lan Wu(1)
Above NT$15,000,000	None
Total	13 people

(1)
Ms. Wu retired in June 2023, and her total compensation included pensions funded according to applicable law.

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

We accrued NT$3,205,281 (US$104,679.3) pension expense for executive officers mentioned above in 2023. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 28 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 13 directors, including five independent directors. With the exception of Dr. Chau-Young Lin, who assumed the directorship on July 4, 2023, all other directors were elected on May 27, 2022. The term of all our directors is until May 26, 2025. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

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

Additionally, we have the sustainable development and strategy committee (renamed from the corporate strategy committee on August 9, 2023). Our sustainable development and strategy committee may comprise five to nine directors. Currently, there are nine directors on the committee. It is responsible for reviewing and advising on our: (i) mid- to long-term goals and strategies (including sustainable development); (ii) sustainable development policies and management approach establishment; (iii) major investments and mergers and acquisitions; (iv) a major reorganization of our company; (v) application or return of business license; (vi) annual operating plan and budget compilation and revision; (vii) capital increase or decrease; and (viii) other major strategic issues that may affect our development. Conclusions made by the sustainable development and strategy committee are considered at a subsequent board of directors meeting.

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

On August 9, 2023, our board of directors approved the establishment of the risk management committee to strengthen the functions of the board and the risk management mechanism. The committee is composed of three to seven directors. Currently, there are seven directors on the committee, with the majority being independent directors of the company. The responsibilities of the committee are as follows: (i) to review risk management policies, procedures and frameworks, and periodically review their applicability and effectiveness; (ii) to approve risk appetite (risk tolerance) and guide the resource allocation; (iii) to ensure that the risk management mechanism can adequately address the risks faced by the company and integrate them into routine operational processes; (iv) to determine the priority and levels of risk control and management; (v) to review the implementation of risk management, propose improvements recommendations, and report to the board of directors regularly (at least once a year); and (vi) to implement the board of directors’ risk management decisions. Conclusions made by the risk management committee will be considered at a subsequent board of directors meeting. Our risk management committee also engages with governance on information security and cybersecurity issues. See “Item 16K. Cybersecurity.”

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

D. Employees

As of December 31, 2023, we had 32,383 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2021 to 2023 on a consolidated basis.

	2021	2022	2023
Employees
Technical	16,150	16,534	16,756
Operations	13,852	13,630	13,665
Administrative	1,810	1,865	1,962
Total	31,812	32,029	32,383

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2021 to 2023.

	2021	2022	2023
Employees
Technical	11,855	11,664	11,725
Operations	7,311	7,020	6,963
Administrative(1)	1,185	1,198	1,234
Total	20,351	19,882	19,922

(1)
Included directors of Chunghwa Telecom Co., Ltd. in accordance with the ROC requirements.

As of December 31, 2023, 78.6% of our employees of Chunghwa Telecom Co., Ltd. had bachelor, master or doctoral degrees.

As of December 31, 2023, approximately 98.9% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 1.7% to 4.3% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2023, we distributed compensation to our employees of NT$1.5 billion (US$48.9 million).

E. Share Ownership

As of February 29, 2024, our directors and executive officers personally held an aggregate of 350,878 shares of our common shares, representing around 0.005% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of February 29, 2024 by each of our directors and executive officers.

Name	Number	%
Shui-Yi Kuo	35,000	*
Chau-Young Lin	20,888	*
Hsiang-Ling Hu	—	—
Ching-Hwi Lee	—	—
Shin-Yi Chang	—	—
Sin-Horng Chen	15,729	*
Hsiu-Chuan Tsai	1,000	*
Shih-Hung Tseng	2,245	*
Su-ming Lin	—	—
Chia-Chung Chen	—	—
Yu-Fen Lin	—	—
Chung-Chin Lu	—	—
Yi-Chin Tu	—	—
Rong-Shy Lin	40,361	*
Chih-Hsiung Huang	3,612	*
Chih-Cheng Chien	19,600	*
Yu-Shen Chen	100,000	*
Hsueh-Hai Hu	24,120	*
Pen-Yuang Chang	—	—
Chin-Chou Chen	6,304	*
Hey-Chyi Young	49,678	*
Tian-Tsair Su	32,341	*
Wei-Kuo Hong	—	—

* Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

In 2015, 2017, 2018 and 2020, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2021, 2022 and 2023, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 0.4 million, 0.1 million and 0.1 million common shares of CHIEF, respectively.
In 2019 and 2021, CHTSC, another consolidated subsidiary of ours, granted stock options to its employees to purchase common stock of CHTSC. As of December 31, 2021, 2022 and 2023, participants in CHTSC’s incentive plan had outstanding stock options to purchase 6.5 million, 3.4 million and 1.6 million common shares of CHTSC, respectively.

In 2013 and 2014, our consolidated subsidiary, IISI, which has been a public company since October 20, 2016, granted stock options to its employees entitling them to purchase common stock of IISI. As of December 31, 2021, 2022 and 2023, there were no outstanding stock options.

In 2021, 2022 and 2023, our consolidated subsidiary, CLPT, granted stock options to its employees entitling them to purchase common stock of CLPT. As of December 31, 2021, 2022 and 2023, participants in CLPT’s stock incentive plan had outstanding stock options to purchase 0.6 million, 1.0 million and 1.6 million common shares of CLPT, respectively.

See Note 34 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding share-based payment arrangements of CHIEF, CHTSC, IISI and CLPT.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 8, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the U.S. Securities Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to the U.S. Securities Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.

In the year ended December 31, 2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of February 29, 2024, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2021		As of March 31, 2022		As of March 31, 2023		As of February 29, 2024
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,265,349,684	42.10	3,301,701,984	42.56	3,320,526,730	42.80	3,321,563,943	42.82
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd(2)	632,961,184	8.16	493,359,184	6.36	428,647,184	5.53	383,811,184	4.95

(1)
Includes shares held through the MOTC and other government-controlled entities.
(2)
Information as of July 4, 2020, August 27, 2021, July 3, 2022 and July 2, 2023 the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of February 29, 2024, 28 record holders held 18,566,141 ADSs (each representing ten common shares), which represents approximately 2.4% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the U.S.

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

On April 1, 2007, Chunghwa entered into an agreement with SENAO making SENAO the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, SENAO also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in SENAO’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2023, SENAO received NT$7.5 billion (US$0.2 billion) from Chunghwa. Chunghwa also sells mobile handsets to SENAO. For the year ended December 31, 2023, Chunghwa sold mobile handsets to SENAO, which amounted to NT$4.2 billion (US$0.1 billion).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$7.3 billion (US$0.2 billion) in 2023 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$2.2 billion (US$0.1 billion) in 2023.

Chunghwa paid Taiwan International Standard Electronics approximately NT$1.1 billion (US$34.6 million) in 2023 for the purchase of telecommunications exchange facilities and related supplies as well as the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2019 to 2023. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2019	4.2260	32.8
Year ended December 31, 2020	4.3060	33.4
Year ended December 31, 2021	4.6080	35.7
Year ended December 31, 2022	4.7020	36.5
Year ended December 31, 2023(2)	4.7580	36.9

(1)
Cash dividend unless otherwise indicated.
(2)
Dividends for 2023, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2024 and to be declared at our annual general stockholders’ meeting scheduled on May 31, 2024. Our payout ratio was 100.00% in 2023.

We commit to maximizing stockholder value and intend to maintain a sustainable dividend policy, subject to a number of commercial factors, including the interests of our stockholders, cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. The amount of our net income determined for purposes of calculating our annual dividend payout will be calculated based on Taiwan IFRSs, which may differ from the amount of our net income determined in accordance with IFRSs.

B. Significant Changes

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our common shares. The closing price for our common shares on the TWSE on April 8, 2024 was NT$126.5 per share.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The closing price for our ADSs on the NYSE on April 8, 2024 was US$39.27 per ADS. Each of our ADSs represents the right to receive ten shares.

As of April 8, 2024, a total of 18,319,541 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2023.

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

Substantial Stockholders and Transfer Restrictions

The ROC Securities and Exchange Act currently requires for public companies that (i) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial stockholder (i.e., a stockholder who, together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (ii) each director, supervisor, manager or substantial stockholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the TWSE or traded on the Taipei Exchange (formerly known as Gre Tai Securities Market) to the Securities and Futures Bureau of the FSC at least three days before the intended transfer, unless the number of shares to be transferred each day is no more than 10,000 shares. ADS holders holding more than 10% of our common shares, including common shares represented by ADSs, may be subject to the above-mentioned obligations. Pursuant to the amendment to Article 43-1 of ROC Securities and Exchange Act passed by the Legislative Yuan and promulgated by the President on May 10, 2023, the above shareholding threshold will be changed from 10% to 5%, effective from May 10, 2024.

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

Foreign Investment Approval

Other than investments permitted under Guideline Governing Investment in Securities by Overseas Chinese and Foreign Nationals, foreign investors (other than PRC persons) who wish to make (i) direct investments in the shares of Taiwan private companies or (ii) investment in 10% or more of the equity shares of a Taiwan company listed on TWSE or Taipei Exchange in any single transaction are required to submit a “foreign investment approval” application to the Investment Commission of the Ministry of Economic Affairs of Taiwan (effective from September 26, 2023, the Department of Investment Review, or DIR, Ministry of Economic Affairs), or the “Investment Commission” or other government authority to qualify for benefits granted under the Statute for Investment by Foreign Nationals/DIR. The Investment Commission or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies. Any non-Taiwan person possessing a foreign investment approval may remit capital for the approved investment and repatriate annual net profits and interests and cash dividends attributable to an approved investment. Stock dividends, investment capital and capital gains attributable to the investment may be repatriated with approval of the Investment Commission/DIR or other government authority.

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

Tax Treaty

The ROC does not have an income tax treaty with the U.S. On the other hand, the ROC has income tax treaties with Indonesia, Israel, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, North Macedonia, Switzerland, the Netherlands, United Kingdom, Gambia, Senegal, Sweden, Belgium, Denmark, Paraguay, Hungary, France, India, Slovakia, Germany, Thailand, Eswatini, Luxembourg, Kiribati, Austria, Italy, Japan, Canada, Poland, Czech Republic, Saudi Arabia, and South Korea, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in Taiwan companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

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

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary. This summary is for general purposes only and you should not consider it to be tax advice. In addition, it assumes that the deposit agreement and any related agreement will be performed in accordance with their terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences or the Medicare tax on net investment income). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

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

Subject to certain conditions and limitations under the Code, you may be entitled to a credit against your U.S. federal income taxes or a deduction for any ROC taxes that are withheld from dividend distributions made to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends we pay with respect to shares or ADSs will generally be considered passive category income from sources outside the U.S. However, a U.S. holder that has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. Furthermore, Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct ROC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year).The rules governing the foreign tax credit and deductions for foreign taxes are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

It is possible that pro rata distributions of shares or ADSs to all stockholders may be made in a manner that is not subject to U.S. federal income tax. In such case, the basis of any new shares or ADSs so received will generally be determined by allocating your basis in the old shares or ADSs between the old shares or ADSs and the new shares or ADSs, based on their relative fair market values on the date of distribution. For U.S. tax purposes, any such tax-free share distribution would not result in foreign source income to you. Consequently, you may not be able to use a foreign tax credit for any ROC withholding tax imposed on such distributions unless you can use the credit (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2023, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the benchmark rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2023 would have increased or decreased by NT$17.4 million (US$0.6 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2023, our cash and cash equivalents amounted to NT$33.8 billion (US$1.1 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenues. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) investment denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2023 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	NT$/EUR	March 2024	NT$145 million/EUR4 million
Forward exchange contracts-Buy	NT$/EUR	March 2024	NT$24 million/EUR1 million

Note 37 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of holding other company’s equity and we manage our investment portfolio in accordance with our internal policies and procedures.

The table below presents the carrying amount and accumulated unrealized gain or loss for our financial assets at fair value through profit or loss, or FVTPL, and financial assets at fair value through other comprehensive income, or FVOCI, as of December 31, 2023.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Financial assets at FVTPL
Listed stocks	1	—	—
Non-listed stocks and limited partnership	1,012	27	200
Financial assets at FVOCI
Listed stocks	243	—	130
Non-listed stocks	4,169	1,164	561

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our profit before tax and other comprehensive income before tax for the year ended December 31, 2023 would have increased or decreased by NT$51 million (US$1.7 million) and NT$221 million (US$7.2 million) as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

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
taxes and other governmental charges;
•
such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
•
such SWIFT, facsimile transmission and other communication expenses as are expressly provided in the deposit agreement;
•
the expenses and charges incurred by the depositary in the conversion of foreign currency; and
•
any other charge payable by the depositary in connection with the servicing of common shares or other deposited securities.

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

Payments by Depositary

In 2023, we received US$0.4 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2023, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 17, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

April 17, 2024

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31
	2022	2023
	NT$	NT$	US$
	(in millions)
Audit fees(1)	41.1	59.1	1.9
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	9.0	2.9	0.1

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

All audit and non-audit services provided by Deloitte & Touche were pre-approved by our audit committee according to the revised Rule 201(c)(7) of Regulation S-X, entitled “Audit Committee Administration of the Engagement,” that served to strengthen requirements regarding auditor independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 22, 2023, we announced the dismissal of Deloitte & Touche as our independent registered public accounting firm, effective upon the completion of its audit work for the financial statements of the company for the fiscal year ended December 31, 2023, and the appointment of PricewaterhouseCoopers Taiwan as our independent registered public accounting firm, effective from the audit work for the first quarter of 2024. The decision to change the company’s independent registered public accounting firm was approved by the audit committee and the board of directors.

The report of Deloitte & Touche on the financial statements of the company for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended December 31, 2023 and 2022, (a) there were no disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F during the most recent fiscal years or in the subsequent interim period.

The company provided Deloitte & Touche with a copy of the above disclosure and requested that Deloitte & Touche furnish the company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the Deloitte & Touche’s letter is attached as Exhibit 15.1 to this Form 20-F.

During each of the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period prior to our engagement of PricewaterhouseCoopers Taiwan, neither the company, nor anyone on our behalf, has consulted PricewaterhouseCoopers Taiwan regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the company’s financial statements, and either a written report was provided to the company or was oral advice provided that PricewaterhouseCoopers Taiwan concluded was an important factor considered by the company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

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

Under Section 303A of the NYSE Listed Company Manual, NYSE-listed foreign private issuers may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. However, all NYSE-listed foreign private issuers must comply with Sections 303A.06, 303A.11, 303A.12(b), 303A.12(c) and 303A.14 of the NYSE Listed Company Manual.

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

On December 19, 2018, the FSC announced that, effective from January 1, 2020, all companies listed on TWSE/Taipei Exchange should establish an audit committee to replace supervisors. Our new audit committee started from the date of the annual general meeting on June 25, 2013, and is maintained as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” We now simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

In order to ensure full security of our critical infrastructure and critical information infrastructure, we referenced Cybersecurity Framework, or CSF, of the National Institute of Standards and Technology in the U.S., as well as domestic and international standards and regulations, including the Administration Regulations of Cyber Security on Telecommunications Business, Cyber Security Management Act, Personal Data Protection Act, General Data Protection Regulation, or GDPR, BS 10012, ISO 27001, ISO 27011, ISO 27701, to establish our Cyber Security and Privacy Protection Risk Management Framework. Set forth below are measures that we undertake to manage cybersecurity risks.

Internal Policies

In order to prevent cybersecurity incidents, we have adopted a “Cybersecurity Policy” approved by the Chairman as well as the following measures:

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
•
detection: vulnerability analysis and patch management, multi-layer protection, intelligent Security Operation Center, or SOC and multi-vector detection;
•
response: incident report and response, anomaly analysis, forensics and decision-making, recovery and improvement plan, cybersecurity intelligence sharing and joint defense enhancement; and
•
improvement: awareness training, cybersecurity and personal data incident drills, internal and external audits, third-party certification, performance evaluation and continual improvement.

Through intelligent and automated cybersecurity governance mechanisms, the detection of cybersecurity threats and violation risks, while regularly conducting red team security assessments that include cybersecurity health diagnosis, we have fully integrated cybersecurity management into our daily operations, including employees, facilities, network, systems, applications and supply chain, the details measures implemented in these areas are described below:

•
employee security training: regularly hold cybersecurity training sessions and classes, encourage employees to obtain international cybersecurity certifications, promote employee awareness and professional capacities for cybersecurity and privacy protection, and regularly hold Social Engineering exercises to improve employee alertness to Advanced Persistent Threat, or APT, attacks.

•
facilities security: implement physical isolation, individualized gates, 24-hour intrusion alarms and video monitoring systems, and implement access control systems and prohibit personnel with concerns that may damage national security from causing machine room breach.
•
network security: deploy multi-layered, in-depth security protection and detection mechanisms, and establish Demilitarized Zone, or DMZ, to control network access.
•
system and application security: develop software based on Secure Software Development Life Cycle, or SSDLC, systems pass the security assessment before launch or updates, applications receive Mobile Application Basic Security, or MAS, certification marks from the Ministry of Economic Affairs, regularly scan for vulnerabilities and patch within time limit, establish software lists, understand the risk of software vulnerabilities and respond immediately through critical vulnerability early warnings, notifications and patching mechanisms, and all developers are required to pass security coding training and tests.

Engagement of Service Providers

We have engaged CHT Security Co, Ltd., an industry expert in cybersecurity protection, to perform in-depth cybersecurity health diagnoses to ensure the safety of our information system. CHT Security Co, Ltd.’s Digital Forensic and Cybersecurity Analysis Center is ISO 17025 certified. Moreover, its Red Team Security Assessment is the only ISO 20000 certificated team in Taiwan that has discovered more than 50 Common Vulnerabilities and Exposures on software, website and IoT equipment. The Red Team is also the only cybersecurity service provider in Taiwan to be awarded the highest 5A rating for cybersecurity services by the Executive Yuan for five consecutive years.

We have adopted third-party security assessment procedures and data access control procedures to manage risks from cybersecurity threats associated with our use of third-party service providers. We perform security assessments on third parties that provide information and communication services to us by assessing their basic data security capabilities, information security compliance and application security vulnerabilities. In-data transmission processing and data security is ensured through access control in line with ISO 27001 standard and security measures such as transmission encryption.

We have included standardized cybersecurity complement provisions and personal data protection complement provisions in our procurement contracts with third-party suppliers to stipulate the cybersecurity responsibilities of such third parties, remediation measures to be taken in the event of cybersecurity risks, and damages upon the occurrence of cybersecurity incidents. We also conduct contract-based monitoring or on-site audits to ensure compliance with our cybersecurity policy and laws and regulations.

Cybersecurity Governance Structure

Board of Directors

Our board of directors is responsible for and engaged in the oversight of our continuous efforts in monitoring, assessing and managing the risks associated with cybersecurity threats or incidents. Our President regularly reports to the board of directors on the company’s cybersecurity and privacy protection governance. The board reviews reports from management on material cybersecurity risks and incidents and discusses risk treatment plans with the management. At board meetings, the board also hears period reports from the management on cybersecurity risk management and governance and has follow-up discussions with the management.

Policy Review and Approval

All cybersecurity-related internal policies shall be reviewed and approved by the management personnel in charge of the proposing departments as well as the President prior to adoption.

Our management makes assessments of cybersecurity risks and incidents and reports the nature, origin and potential impact of cybersecurity risks and incidents to the board of directors based on an assessment of materiality so that the board can learn about material cybersecurity risks and incidents on a timely basis and make decisions accordingly. In addition, to keep the board regularly informed about cybersecurity matters, the management makes periodic reports to the board on cybersecurity risk management and governance at board meetings, has live discussions with the board and addresses their questions.

Corporate Governance Committees

In August 2023, we established the risk management committee at our board level, comprised of directors with various areas of expertise, including ICT, legal, risk management, auditing and cybersecurity. The committee oversees the implementation of our risk management mechanism, including cybersecurity and privacy protection risk management, and provides necessary recommendations for improvement to our board of directors.

Under the supervision of the abovementioned risk management committee, we established the risk management steering committee, which tracks and manages risk control issues of cybersecurity and privacy protection on a monthly basis. When a risk level has reached a greater extent than risk appetite or risk tolerance level and an early warning is required, or where there is a major crisis, the convener of our risk management steering committee will report to our risk management committee in a timely fashion and, if necessary, report to our board of directors accordingly.

Furthermore, to ensure effective cybersecurity management, we also established the cybersecurity and privacy protection management committee with the Chairman representing the board of directors to supervise the implementation of our “Cybersecurity Policy.” Meanwhile, the president has been appointed as the convener, and our Chief Information Security Officer, or CISO, is responsible for supervising our internal cybersecurity matters.

On November 8, 2023, the board of directors of our company approved the appointment of Mr. Rong-Shy Lin as our CISO, effective from January 1, 2024. Dr. Lin holds a Ph.D. in Information Engineering from National Chiao Tung University and has devoted over 34 years of service to our company. He possesses extensive practical experience in telecommunications, networks, cybersecurity, information, and risk management across various domains. Dr. Lin previously served as the inaugural head of our Cybersecurity Department, where he played a crucial role in formulating the company’s cybersecurity strategy. He has been instrumental in our long-term initiatives such as training cybersecurity professionals within the company and leading independent research and development in cybersecurity technology. His contributions have laid a solid foundation for the company’s cybersecurity governance. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for detailed experience of Dr. Lin.

In addition, we established CHT Security Operation Center, or SOC, in 2013 with abundant experiences in large-scale hacking and defense scenarios. The Cybersecurity Department, a department dedicated to ICT security management, was also set up in 2016 as the executive secretariat. The Cybersecurity Department includes executive secretary with responsibilities that range from reporting on cybersecurity management performance, reviewing and improving risk-related issues, reviewing the suitability of cybersecurity programs, privacy protection policies and regulations, and supervising and evaluating compliance and efficacy of strategies. Our senior management is actively involved in the discussion with and decision process of the Cybersecurity Department in order to (i) align regulations with technology advancement for new business development, (ii) coordinate the overall cybersecurity policy, (iii) enact and amend required security specifications, (iv) utilize equipment for centralized security monitor, (v) defense and mitigate enterprise security risks, (vi) accelerate new business development, and (vii) provide customers with a secure and reliable digital ecosystem. The Cybersecurity Department is composed of the cybersecurity working group and the privacy protection working group. The two working groups hold meetings regularly and report to the board of directors.

Since 2021, we have arranged and been covered by data protection insurance to prevent potential major financial losses from cybersecurity incidents and safeguard the rights of our customers and investors. In 2023, we had not been subject to any punishment due to cybersecurity, and there were no incidents of material risks arising from cybersecurity or personal data protection. For more information, please visit the websites at: https://www.cht.com.tw/en/home/cht/esg/customer-care/cybersecurity (cybersecurity); www.cht.com.tw/en/home/cht/esg/customer-care/privacy-protection/privacy-policy (privacy protection). The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1*	Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on May 26, 2023.

2.1

Form of Amended and Restated Deposit Agreement dated as of December 27, 2023 among Chunghwa Telecom Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form F-6 (File No. 333-147321) filed with the Commission on December 27, 2023).

2.2*	Description of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

8.1*	List of Subsidiaries.

11.1

Code of Ethics (English translation) (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-31731) filed with the Commission on April 17, 2023).

11.2

Ethical Corporate Management Best Practice Principles (English translation) (incorporated by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-31731) filed with the Commission on April 15, 2022).

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Letter of Deloitte & Touche.

97*	Incentive Compensation Clawback Policy of Chunghwa Telecom Co., Ltd.

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

104*	Cover page formatted as Inline XBRL and contained in Exhibit 101.

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ SHUI-YI KUO
	Name:	Shui-Yi Kuo
	Title:	Chairman and Chief Executive Officer

Date: April 17, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 6 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue Recognition on Mobile Service – Refer to Notes 3 and 42 to the consolidated financial statements

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

April 17, 2024

We have served as the Company's auditor since 1998.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2022 and 2023

(In Millions of New Taiwan or U.S. Dollars)

		2022	2023
ASSETS	Notes	NT$	NT$	US$ (Note 6)
CURRENT ASSETS
Cash and cash equivalents	3, 7, 39	$50,193	$33,824	$1,105
Financial assets at fair value through profit or loss	3, 4, 8	4	1	—
Hedging financial assets	3, 21	13	—	—
Contract assets	3, 30	6,056	6,713	219
Trade notes and accounts receivable, net	3, 4, 10, 30	24,672	24,842	811
Receivables from related parties	39	75	78	3
Inventories	3, 4, 11	11,316	11,521	376
Prepayments	12	2,398	2,840	93
Other current monetary assets	13, 28, 35, 39	3,619	20,352	665
Incremental costs of obtaining contracts	3, 30	—	211	7
Other current assets	19, 20, 32, 40	3,555	2,822	92
Total current assets		101,901	103,204	3,371
NONCURRENT ASSETS
Financial assets at fair value through profit or loss	3, 4, 8	1,020	1,036	34
Financial assets at fair value through other comprehensive income	3, 4, 9, 35	3,491	4,412	144
Investments accounted for using equity method	3, 15, 35	6,949	8,252	269
Contract assets	3, 30	3,137	3,769	123
Property, plant and equipment	3, 4, 16, 35, 39, 40	291,528	292,338	9,547
Right-of-use assets	3, 4, 17, 39	11,103	11,238	367
Investment properties	3, 4, 18, 39	9,804	9,805	320
Intangible assets	3, 4, 19, 39	79,187	72,727	2,375
Deferred income tax assets	3, 32	2,197	2,099	69
Incremental costs of obtaining a contract	3, 30	980	939	31
Net defined benefit assets	3, 4, 28	5,266	5,963	195
Prepayments	12, 41	1,728	3,330	109
Other noncurrent assets	20, 40, 41	4,705	4,629	151
Total noncurrent assets		421,095	420,537	13,734
TOTAL		$522,996	$523,741	$17,105

(Continued)

		2022	2023
LIABILITIES AND EQUITY	Notes	NT$	NT$	US$ (Note 6)
CURRENT LIABILITIES
Short-term loans	22	$722	$585	$19
Hedging financial liabilities	3, 21	—	—	—
Contract liabilities	3, 30, 39	13,390	14,088	460
Trade notes and accounts payable	25	16,429	14,396	470
Payables to related parties	39	539	385	13
Current tax liabilities	3, 32	6,999	6,613	216
Lease liabilities	3, 4, 17, 35, 39	3,339	3,505	115
Other payables	26, 35	25,080	25,257	825
Provisions	3, 27	226	337	11
Current portion of long-term loans	22, 40	—	1,600	52
Other current liabilities		1,016	984	32
Total current liabilities		67,740	67,750	2,213
NONCURRENT LIABILITIES
Long-term loans	23, 40	1,600	—	—
Bonds payable	24	30,477	30,483	996
Contract liabilities	3, 30	7,674	7,560	247
Deferred income tax liabilities	3, 32	2,301	2,461	80
Provisions	3, 27	173	485	16
Lease liabilities	3, 4, 17, 35, 39	7,334	7,470	244
Customers’ deposits	39	5,157	5,309	173
Net defined benefit liabilities	3, 4, 28	2,285	2,098	69
Other noncurrent liabilities		6,726	7,406	241
Total noncurrent liabilities		63,727	63,272	2,066
Total liabilities		131,467	131,022	4,279
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,533
Additional paid-in capital		149,844	149,828	4,893
Retained earnings
Legal reserve		77,574	77,574	2,533
Special reserve		3,084	2,899	96
Unappropriated earnings		71,268	72,059	2,353
Total retained earnings		151,926	152,532	4,982
Others		(223)	353	12
Total equity attributable to stockholders of the parent	14, 29	379,121	380,287	12,420
NONCONTROLLING INTERESTS	14, 29	12,408	12,432	406
Total equity		391,529	392,719	12,826
TOTAL		$522,996	$523,741	$17,105

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2021	2022	2023
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	3, 30, 39, 42	$210,478	$216,739	$223,199	$7,289
OPERATING COSTS	3, 11, 28, 30, 31, 39	135,111	136,717	141,767	4,630
GROSS PROFIT		75,367	80,022	81,432	2,659
OPERATING EXPENSES
Marketing		20,944	22,819	23,599	771
General and administrative		5,293	6,580	6,801	222
Research and development		3,688	3,774	3,892	127
Expected credit loss		143	117	152	5
Total operating expenses	3, 10, 28, 31, 39	30,068	33,290	34,444	1,125
OTHER INCOME AND EXPENSES	16, 17, 18, 19, 31, 42	(369)	93	(635)	(20)
INCOME FROM OPERATIONS		44,930	46,825	46,353	1,514
NON-OPERATING INCOME AND EXPENSES
Interest income	39, 42	95	249	618	20
Other income	9, 31, 39	378	369	382	12
Other gains and losses	15, 31, 39	461	(418)	(279)	(9)
Interest expense	17, 31, 39, 42	(218)	(263)	(319)	(10)
Share of profits of associates and joint ventures accounted for using equity method	15, 42	421	442	253	8
Total non-operating income and expenses		1,137	379	655	21
INCOME BEFORE INCOME TAX		46,067	47,204	47,008	1,535
INCOME TAX EXPENSE	3, 32	9,020	9,335	8,947	292
NET INCOME		37,047	37,869	38,061	1,243
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	28	390	1,154	157	5
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	3, 29, 37	(1,186)	(137)	619	20
Gain or loss on hedging instruments subject to basis adjustment	3, 21	(10)	21	(13)	—
Share of other comprehensive income (loss) of associates and joint ventures	15	(4)	3	6	—
Income tax relating to items that will not be reclassified to profit or loss	32	(78)	(231)	(31)	(1)
		(888)	810	738	24

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2021	2022	2023
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$(77)	$296	$(46)	$(1)
Share of other comprehensive income (loss) of associates and joint ventures	15	(1)	6	(23)	(1)
Income tax relating to items that may be reclassified subsequently	32	—	—	—	—
		(78)	302	(69)	(2)
Total other comprehensive income (loss), net of income tax		(966)	1,112	669	22
TOTAL COMPREHENSIVE INCOME		$36,081	$38,981	$38,730	$1,265
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$35,616	$36,358	$36,958	$1,207
Noncontrolling interests		1,431	1,511	1,103	36
		$37,047	$37,869	$38,061	$1,243
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$34,652	$37,450	$37,658	$1,230
Noncontrolling interests		1,429	1,531	1,072	35
		$36,081	$38,981	$38,730	$1,265
EARNINGS PER SHARE	33
Basic		$4.59	$4.69	$4.76	$0.16
Diluted		$4.59	$4.68	$4.76	$0.16
EARNINGS PER EQUIVALENT ADS
Basic		$45.91	$46.87	$47.64	$1.56
Diluted		$45.86	$46.81	$47.58	$1.55

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
			Retained Earnings				Others
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value through Other Comprehensive Income	Gain or Loss on Hedging Instruments	Total Others	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2021	$77,574	$149,790	$77,574	$2,676	$67,574	$147,824	$(315)	$1,240	$2	$927	$376,115	$11,158	$387,273
Appropriation of 2020 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(33,404)	(33,404)	—	—	—	—	(33,404)	—	(33,404)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(896)	(896)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	1	—	—	—	—	—	—	—	—	1	—	1
Net income for the year ended December 31, 2021	—	—	—	—	35,616	35,616	—	—	—	—	35,616	1,431	37,047
Other comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	311	311	(77)	(1,188)	(10)	(1,275)	(964)	(2)	(966)
Total comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	35,927	35,927	(77)	(1,188)	(10)	(1,275)	34,652	1,429	36,081
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	60	60	—	(60)	—	(60)	—	—	—
Share-based payment transactions of subsidiaries	—	17	—	—	—	—	—	—	—	—	17	56	73
BALANCE, DECEMBER 31, 2021	77,574	149,810	77,574	2,676	70,157	150,407	(392)	(8)	(8)	(408)	377,383	11,747	389,130
Appropriation of 2021 earnings
Special reserve	—	—	—	408	(408)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,746)	(35,746)	—	—	—	—	(35,746)	—	(35,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,053)	(1,053)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	5	—	—	—	—	—	—	—	—	5	10	15
Net income for the year ended December 31, 2022	—	—	—	—	36,358	36,358	—	—	—	—	36,358	1,511	37,869
Other comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	907	907	281	(117)	21	185	1,092	20	1,112
Total comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	37,265	37,265	281	(117)	21	185	37,450	1,531	38,981
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment transactions of subsidiaries	—	27	—	—	—	—	—	—	—	—	27	62	89
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	111	111
BALANCE, DECEMBER 31, 2022	77,574	149,844	77,574	3,084	71,268	151,926	(111)	(125)	13	(223)	379,121	12,408	391,529
Appropriation of 2022 earnings
Special reserve	—	—	—	(185)	185	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,476)	(36,476)	—	—	—	—	(36,476)	—	(36,476)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,092)	(1,092)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(26)	—	—	—	—	—	—	—	—	(26)	—	(26)
Actual acquisition of interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2023	—	—	—	—	36,958	36,958	—	—	—	—	36,958	1,103	38,061
Other comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	124	124	(57)	646	(13)	576	700	(31)	669
Total comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	37,082	37,082	(57)	646	(13)	576	37,658	1,072	38,730
Share-based payment transactions of subsidiaries	—	8	—	—	—	—	—	—	—	—	8	25	33
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	19	19
BALANCE, DECEMBER 31, 2023	$77,574	$149,828	$77,574	$2,899	$72,059	$152,532	$(168)	$521	$—	$353	$380,287	$12,432	$392,719
BALANCE, DECEMBER 31, 2023 (IN MILLIONS OF US$ - Note 6)	$2,533	$4,893	$2,533	$96	$2,353	$4,982	$(5)	$17	$—	$12	$12,420	$406	$12,826
The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Millions of New Taiwan or U.S. Dollars)

	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$46,067	$47,204	$47,008	$1,535
Adjustments for:
Depreciation	31,832	32,786	32,956	1,076
Amortization	6,569	6,643	6,699	219
Amortization of incremental costs of obtaining contracts	815	841	856	28
Expected credit loss	143	117	152	5
Interest expense	218	263	319	10
Interest income	(95)	(249)	(618)	(20)
Dividend income	(154)	(157)	(167)	(5)
Compensation cost of share-based payment transactions	19	16	8	—
Share of profits of associates and joint ventures accounted for using equity method	(421)	(442)	(253)	(8)
Loss on disposal of property, plant and equipment	3	5	—	—
Gain on disposal of financial instruments	—	(1)	—	—
Loss (gain) on disposal of investments accounted for using equity method	(4)	14	(6)	—
Provision for impairment loss and obsolescence of inventory	207	34	23	1
Impairment loss on property, plant and equipment	—	—	299	10
Impairment loss on right-of-use assets	420	—	—	—
Impairment loss (reversal of impairment loss) on investment properties	(83)	(107)	336	10
Impairment loss on intangible assets	29	9	—	—
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(243)	206	98	3
Others	(133)	254	(60)	(2)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(336)	(1,031)	(1,291)	(42)
Trade notes and accounts receivable	(1,339)	(785)	(287)	(9)
Receivables from related parties	189	(34)	(3)	—
Inventories	875	(23)	(178)	(6)
Prepayments	392	2	(315)	(9)
Other current monetary assets	(386)	(165)	107	3
Other current assets	(630)	(576)	733	24
Incremental cost of obtaining contracts	(803)	(833)	(1,026)	(34)
Increase (decrease) in:
Contract liabilities	(1,652)	1,990	584	19
Trade notes and accounts payable	2,468	(1,631)	(2,033)	(66)
Payables to related parties	(255)	147	(154)	(5)
Other payables	248	782	562	18
Provisions	13	(28)	373	12
Other current liabilities	(12)	60	(14)	-
Net defined benefit plans	(756)	(724)	(728)	(24)
Cash generated from operations	83,205	84,587	83,980	2,743
Interests paid	(192)	(239)	(314)	(10)
Income taxes paid	(8,155)	(8,397)	(9,107)	(297)
Net cash provided by operating activities	74,858	75,951	74,559	2,436

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Millions of New Taiwan or U.S. Dollars)

	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(313)	$(19)	$(305)	$(10)
Proceeds from disposal of financial assets at fair value through other comprehensive income	2,912	—	—	—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	7	—	—
Acquisition of financial assets at fair value through profit or loss	(44)	(360)	(133)	(4)
Proceeds from disposal of financial assets at fair value through profit or loss	25	15	—	—
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	—	66	22	1
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(17,369)	(5,670)	(45,239)	(1,477)
Proceeds from disposal of time deposits, negotiable certificates of deposit with maturities of more than three months	18,446	7,310	28,577	933
Acquisition of investments accounted for using equity method	(330)	(52)	(1,555)	(51)
Proceeds from disposal of investments accounted for using equity method	9	—	—	—
Proceeds from capital reduction of investments accounted for using equity method	—	340	—	—
Acquisition of property, plant and equipment	(35,333)	(31,535)	(30,741)	(1,004)
Proceeds from disposal of property, plant and equipment	27	16	19	1
Acquisition of intangible assets	(256)	(1,893)	(237)	(8)
Acquisition of investment properties	(1)	(18)	(54)	(2)
Decrease in other noncurrent assets	338	235	166	5
Increase in prepayments for leases	—	—	(1,729)	(57)
Interests received	95	219	568	19
Dividends received	622	550	467	15
Net cash used in investing activities	(31,172)	(30,789)	(50,174)	(1,639)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(In Millions of New Taiwan or U.S. Dollars)

	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	$154	$1,292	$2,590	$85
Repayments of short-term loans	(156)	(635)	(2,727)	(89)
Proceeds from short-term bills payable	5,000	—	—	—
Repayments of short-term bills payable	(12,000)	—	—	—
Proceeds from issuance of bonds	7,000	3,500	—	—
Payments for transaction costs attributable to the issuance of bonds	(7)	(4)	—	—
Increase (decrease) in customers’ deposits	477	(223)	134	4
Payments for the principal of lease liabilities	(3,729)	(3,777)	(3,884)	(127)
Increase in other noncurrent liabilities	3,191	1,644	680	22
Cash dividends paid	(33,404)	(35,746)	(36,476)	(1,191)
Acquisition of additional interests in subsidiaries	—	—	—	—
Cash dividends distributed to noncontrolling interests	(896)	(1,053)	(1,092)	(35)
Change in other noncontrolling interests	54	200	43	1
Unclaimed dividend	2	2	2	—
Net cash used in financing activities	(34,314)	(34,800)	(40,730)	(1,330)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(13)	52	(24)	(1)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,359	10,414	(16,369)	(534)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	30,420	39,779	50,193	1,639
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$39,779	$50,193	$33,824	$1,105

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

Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022. Please refer to Note 42 Segment Information for details.

2.
APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on March 29, 2024.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

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
The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2022	2023	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	b)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	37	37	c)
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	d)
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2022	2023	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	73	69	e)
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	—	f)
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	—	g)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	—	h)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	i)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	j)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	k)

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2022	2023	Note
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd. (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	l)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	—	m)
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	—	—	n)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	—	o)
	IISI Investment Co., Ltd. (“IICL”)	Investment	—	—	p)
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	100	q)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	—	r)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	—	—	p)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	—	—	p)

(Concluded)

a)
Chunghwa continues to control seven out of thirteen seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.
b)
CHIEF issued new shares in March 2022, December 2022 and December 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.67% and 58.63% as of December 31, 2022 and 2023, respectively.
c)
Chunghwa did not participate in the capital increase of CHST in November 2022. Therefore, the Company’s ownership interest in CHST decreased to 37.09% as of December 31, 2023. However, Chunghwa continues to control three out of five seats of the Board of Directors of CHST. As a result, the Company treated CHST as a subsidiary.
d)
CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56% as of December 31, 2023.
e)
CHTSC issued new shares in February 2022, May 2022, February 2023 and May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 73.09% and 69.28% as of December 31, 2022 and 2023, respectively.
f)
SIS reduced 96.26% of its capital to offset accumulated deficits in November 2022. The Company’s ownership interest in SIS remained the same. SIS completed its liquidation in September 2023.
g)
Youyi completed its liquidation in November 2023.
h)
In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. SENYOUNG was the surviving company. The merger was completed on May 1, 2023.

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
l)
TestPro invested and established NavCore in May 2022. TestPro obtained 54.25% ownership interest of NavCore.
m)
SIHK completed its liquidation in July 2023.
n)
CTC completed its liquidation in October 2022.
o)
IESA completed its liquidation in September 2023.
p)
IICL, LTCL and LSCL completed liquidation in September 2022.
q)
IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased to 100% as of December 31, 2023.
r)
IEHK completed its liquidation in June 2023.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of December 31, 2023.

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

Cash Equivalents

Cash equivalents include those maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value such as commercial paper, negotiable certificates of deposit, time deposits and stimulus vouchers. These cash equivalents are held for the purpose of meeting short-term cash commitments.

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

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in the form of cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

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

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less. LED’s commissions for real estate sales as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered and are amortized when the real estate is sold and its ownership is transferred to the customers.

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

The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Therefore, the Company neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

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

4.
MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

a.
Material accounting judgments
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

2)
Control over subsidiaries

As discussed in Note 3, “Summary of Material Accounting Policy Information - Basis of Consolidation”, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and to have control over the governance of the entity and therefore the Company has control over these entities.

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

5)
Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Material Accounting Policy Information - Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

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

5.
APPLICATION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied Amendments to IAS 1: Disclosure of Accounting Policies, Amendments to IAS 8: Definition of Accounting Estimate, Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, and Amendments to IAS 12 Income Taxes: International Tax Reform-Pillar Two Model Rules. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

New and Amended IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and amended IFRSs that have been issued but are not yet effective.

New or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRS 16	Leases Liability in a Sale and Leaseback	January 1, 2024 (Note 2)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	January 1, 2024 (Note 3)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025 (Note 4)

Note 1: The aforementioned new or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Note 2: A seller-lessee shall apply the Amendments to IFRS 16 retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

Note 3: The amendments provide some transition relief regarding disclosure requirements.

Note 4: An entity shall apply those amendments for annual reporting periods beginning on or after January 1, 2025.

The application of “Amendments to IFRS 16: Leases Liability in a Sale and Leaseback”, “Amendments to IAS 1: Classification of Liabilities as Current or Non-current”, “Amendments to IAS 1: Non-current Liabilities with Covenants” and “Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements” will not have material impact on the Company’s consolidated financial statements.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing whether the application of “Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets

between An Investor and Its Associate or Joint Venture ” and “Amendments to IAS 21: Lack of Exchangeability” will have the impact on the Company’s financial position and operating result. The Company will disclose the relevant impact when the assessment is completed.

6.
U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 29, 2023, which was NT$30.62 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.
CASH AND CASH EQUIVALENTS

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$472	$404
Bank deposits	10,423	9,522
	10,895	9,926
Cash equivalents (with maturities of less than three months)
Commercial paper	$19,592	$14,496
Negotiable certificates of deposit	15,500	5,900
Time deposits	4,206	3,502
Stimulus vouchers	—	—
	39,298	23,898
	$50,193	$33,824

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	December 31
	2022	2023
Bank deposits	0.00%-2.62%	0.00%-3.10%
Commercial paper	0.56%-1.30%	0.72%-1.33%
Negotiable certificates of deposit	1.20%-1.45%	1.38%
Time deposits	0.01%-4.65%	0.01%-5.50%

8.
FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$3	$1
Non-derivatives
Listed stocks - domestic	1	—

	$4	$1

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$758	$704
Non-listed stocks - foreign	103	89
Limited partnership - domestic	135	219
Film and drama investing agreements	24	24

	$1,020	$1,036

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600 million in January 2022. As of December 31, 2023, Chunghwa invested $200 million.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

		Maturity	Contract Amount
	Currency	Period	(In Millions)
December 31, 2022
Forward exchange contracts - buy	NT$/EUR	March 2023	NT$62/EUR2

December 31, 2023
Forward exchange contracts - buy	NT$/EUR	March 2024	NT$145/EUR4

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Domestic investments
Listed stocks	$273	$243
Non-listed stocks	3,084	3,734
Foreign investments
Non-listed stocks	134	435
	$3,491	$4,412

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

The Company recognized dividend income of $154 million, $157 million and $167 million for the years ended December 31, 2021, 2022 and 2023, respectively, all of which were from the outstanding investments on December 31, 2021, 2022 and 2023, respectively.

10.
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$26,037	$25,944
Less: Loss allowance	(1,365)	(1,102)
	$24,672	$24,842

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

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2022

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	1%-20%	3%-64%	11%-80%	25%-90%	45%-96%	100%
Gross carrying amount	$17,163	$310	$87	$33	$28	$34	$599	$18,254
Loss allowance (Lifetime ECL)	(50)	(22)	(20)	(21)	(20)	(29)	(599)	(761)
Amortized cost	$17,113	$288	$67	$12	$8	$5	$—	$17,493

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,798	$119	$11	$53	$1	$2	$547	$4,531
Loss allowance (Lifetime ECL)	(3)	(6)	(1)	(16)	(1)	(1)	(547)	(575)
Amortized cost	$3,795	$113	$10	$37	$—	$1	$—	$3,956

December 31, 2023

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	1%-20%	3%-65%	12%-82%	23%-91%	40%-96%	100%
Gross carrying amount	$17,066	$346	$135	$70	$48	$49	$578	$18,292
Loss allowance (Lifetime ECL)	(50)	(22)	(29)	(29)	(35)	(22)	(578)	(765)
Amortized cost	$17,016	$324	$106	$41	$13	$27	$—	$17,527

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,869	$101	$12	$18	$1	$1	$287	$4,289
Loss allowance (Lifetime ECL)	(3)	(17)	(1)	(5)	(1)	—	(287)	(314)
Amortized cost	$3,866	$84	$11	$13	$—	$1	$—	$3,975

Note a: Please refer to Note 42 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

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

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2022	2023
	NT$	NT$
	(In Millions)
Beginning balance	$1,605	$1,365
Add: Provision for credit loss	109	128
Less: Amounts written off	(349)	(391)
Ending balance	$1,365	$1,102

11.
INVENTORIES

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Merchandise	$3,978	$4,340
Project in process	4,859	4,771
Work in process	98	74
Raw materials	279	221
	9,214	9,406
Land held under development	1,999	1,999
Construction in progress	103	116
	$11,316	$11,521

The operating costs related to inventories were $51,180 million, $49,544 million and $53,814 million for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, valuation loss on inventories recognized as operating costs included the amounts of $207 million, $34 million and $23 million, respectively.

As of December 31, 2022 and 2023, inventories of $2,102 million and $2,115 million, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

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

12.
PREPAYMENTS

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Prepaid rents	$2,316	$2,143
Prepayments for leases - satellite (Note 41)	—	1,729
Others	1,810	2,298
	$4,126	$6,170
Current
Prepaid rents	$589	$581
Others	1,809	2,259
	$2,398	$2,840
Noncurrent
Prepaid rents	$1,727	$1,562
Prepayments for leases - satellite (Note 41)	—	1,729
Others	1	39
	$1,728	$3,330

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.
OTHER CURRENT MONETARY ASSETS

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$1,916	$18,573
Accrued custodial receipts	815	893
Others	888	886
	$3,619	$20,352

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2022	2023
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%-3.00%	0.03%-5.54%

14.
SUBSIDIARIES
a.
Information on subsidiaries with material noncontrolling interests

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	and Principal	December 31
Subsidiaries	Place of Business	2022	2023
SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2021	2022	2023	2022	2023
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
SENAO	$421	$462	$510	$4,454	$4,533
CHPT	$588	$496	$15	5,235	4,994
Individually immaterial subsidiaries with noncontrolling interests				2,719	2,905
				$12,408	$12,432

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Current assets	$7,249	$6,540
Noncurrent assets	$3,053	$3,141
Current liabilities	$3,714	$2,982
Noncurrent liabilities	$460	$459
Equity attributable to the parent	$1,674	$1,707
Equity attributable to noncontrolling interests	$4,454	$4,533

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$31,302	$31,602	$31,675
Costs and expenses	30,715	30,958	30,964
Profit for the year	$587	$644	$711

Profit attributable to the parent	$166	$182	$201
Profit attributable to noncontrolling interests	421	462	510
Profit for the year	$587	$644	$711

Other comprehensive income (loss) attributable to the parent	$2	$11	$(9)
Other comprehensive income (loss) attributable to noncontrolling interests	5	26	(23)
Other comprehensive income (loss) for the year	$7	$37	$(32)

Total comprehensive income attributable to the parent	$168	$192	$192
Total comprehensive income attributable to noncontrolling interests	426	488	487
Total comprehensive income for the year	$594	$680	$679

Net cash flow from operating activities	$654	$(329)	$1,146
Net cash flow from investing activities	215	36	36
Net cash flow from financing activities	(690)	(826)	(873)
Effect of exchange rate changes on cash and cash equivalents	—	1	—
Net cash inflow (outflow)	$179	$(1,118)	$309

Dividends paid to noncontrolling interests	$278	$371	$408

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Current assets	$4,406	$3,773
Noncurrent assets	$4,631	$4,499
Current liabilities	$1,087	$677
Noncurrent liabilities	$26	$23
Equity attributable to CHI	$2,689	$2,578
Equity attributable to noncontrolling interests	$5,235	$4,994

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$4,254	$4,434	$2,941
Costs and expenses	3,360	3,673	2,905
Profit for the year	$894	$761	$36

Profit attributable to CHI	$306	$265	$21
Profit attributable to noncontrolling interests	588	496	15
Profit for the year	$894	$761	$36

Other comprehensive income (loss) attributable to CHI	$(1)	$5	$(1)
Other comprehensive income (loss) attributable to noncontrolling interests	(2)	7	(2)
Other comprehensive income (loss) for the year	$(3)	$12	$(3)

Total comprehensive income attributable to CHI	$305	$270	$20
Total comprehensive income attributable to noncontrolling interests	586	503	13
Total comprehensive income for the year	$891	$773	$33

Net cash flow from operating activities	$1,090	$1,401	$325
Net cash flow from investing activities	(519)	(1,011)	(244)
Net cash flow from financing activities	(414)	(388)	(409)
Effect of exchange rate changes on cash and cash equivalents	(1)	8	(2)
Net cash inflow (outflow)	$156	$10	$(330)

Dividends paid to noncontrolling interests	$259	$293	$253

b.
Equity transactions with noncontrolling interests

IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased.

CHIEF issued new shares in March 2021, December 2021, March 2022, December 2022, and December 2023, as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.67% and 58.63% as of December 31, 2022 and 2023, respectively. See Note 34(a) for details.

CHTSC issued new shares in February 2021, February 2022, May 2022, Feb 2023 and May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 73.09% and 69.28% as of December 31, 2022 and 2023. See Note 34(b) for details.

IISI issued new shares in January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased to 51.02%. See Note 34(c) for details.

CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56%. See Note 34(d) for details.

Chunghwa did not participate in the capital increase of CHST in November 2022. Therefore, the Company’s ownership interest in CHST decreased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2021, 2022 and 2023 was as follows:

	Year Ended December 31, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment
	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$29	$21	$4
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17)	(19)	(1)
Differences arising from equity transactions	$12	$2	$3

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$12	$2	$3

	Year Ended December 31, 2022
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	Chunghwa Not Proportionately Participating in the Capital Increase of CHST
	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$39	$35	$15
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17)	(30)	(10)
Differences arising from equity transactions	$22	$5	$5

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$22	$5	$5

	Year Ended December 31, 2023
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	CLPT Share-Based Payment	Purchasing UTC shares
	NT$	NT$	NT$	NT$
	(In Millions)
Cash consideration received from (paid to) noncontrolling interests	$8	$15	$1	$—
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(2)	(13)	(1)	—
Differences arising from equity transactions	$6	$2	$—	$—

Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$—
Additional paid-in capital - arising from changes in equities of subsidiaries	$6	$2	$—	$—

Note: The proceeds from the new shares issued in February 2023 by CHTSC has been received in advance in December 2022.

15.
INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Investments in associates	$6,939	$8,243
Investment in joint venture	10	9
	$6,949	$8,252

a.
Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,173	$4,293

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,235	1,409
KingwayTek Technology Co., Ltd. (“KWT”)	230	229

Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	558	543
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	293	309
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	275	258
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	247	285
So-net Entertainment Taiwan Limited (“So-net”)	228	226
WiAdvance Technology Corporation (“WATC”)	228	212
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	172	165
Taiwan International Ports Logistics Corporation (“TIPL”)	100	120
CHT Infinity Singapore Pte. Ltd. (“CISG”)	63	57
Click Force Co., Ltd. (“CF”)	41	42
Imedtac Co., Ltd. (“IME”)	41	47
AgriTalk Technology Inc. (“ATT”)	35	31
Baohwa Trust Co., Ltd. (“BHT”)	13	10
Cornerstone Ventures Co., Ltd. (“CVC”)	7	7
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—
	$6,939	$8,243

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2022	2023
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	42	46

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23

Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
So-net Entertainment Taiwan Limited (“So-net”)	30	30
WiAdvance Technology Corporation (“WATC”)	20	19
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40
Click Force Co., Ltd. (“CF”)	49	49
Imedtac Co., Ltd. (“IME”)	7	7
AgriTalk Technology Inc. (“ATT”)	29	29
Baohwa Trust Co., Ltd. (“BHT”)	40	25
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—

Summarized financial information of NCB was set out below:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Assets	$33,540	$37,431
Liabilities	(25,882)	(28,084)

Equity	$7,658	$9,347

The percentage of ownership interest held by the Company	41.90%	46.26%

Equity attributable to the Company	$3,209	$4,324
Unrealized gain or loss from downstream transactions	(36)	(31)

The carrying amount of investment	$3,173	$4,293

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
		(In Millions)
Net Revenues (losses)	$15	$(47)	$10

Net loss for the period	$(446)	$(1,004)	$(969)
Other comprehensive income (loss)	—	(10)	14
Total comprehensive loss for the period	$(446)	$(1,014)	$(955)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profits	$607	$868	$647
The Company’s share of other comprehensive income (loss)	(6)	13	(23)
The Company’s share of total comprehensive income	$601	$881	$624

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
SNI	$3,299	$4,062
KWT	$804	$988

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC, the Company has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

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

The Company invested and obtained 7.54% ownership interest in IME. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of five seats of the Board of Directors of IME in August 2021 and has significant influence over IME, the Company reclassified it as an associate. IME issued new shares in December 2021 as its employees exercised options; therefore, the Company’s ownership interest in IME decreased to 6.74% as of December 31, 2021. The Company increased its investment in IME proportionally at the price of $11 million in December 2023, and the Company’s ownership interest in IME remained the same. The Company invested and obtained 6.74% ownership interest in IME. However, as the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME. Therefore, the Company recognized IME as an investment in associate.

The Company invested $274 million and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021.WATC issued new shares in March 2022, October 2022, April 2023, September 2023 and December 2023 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 20.05% and 19.22% as of December 31, 2022 and December 31, 2023, respectively. However, as the Company continues to control one out of three seats of the Board of Directors of WATC, the Company has significant influence over WATC. Therefore, the Company recognized WATC as an investment in associate.

The Company invested $20 million and obtained 40.00% ownership interest in BHT in March 2022. BHT mainly engages in VR integration and AIoT security services. The Company did not participate in the capital increase of BHT in September 2023. Therefore, the Company’s ownership interest in BHT decreased to 25.00% as of December 31, 2023.

The Company’s ownership interest in NCB was originally 41.90%. NCB reduced 26.43% of its capital to offset accumulated deficits and increased its capital in December 2023. The Company increased its investment in NCB in higher proportion to the original shareholder percentage at the price of $1,544 million. Therefore, the Company’s ownership interest in NCB increased to 46.26% as of December 31, 2023. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.
Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2022	2023	2022	2023
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$10	$9	51	51

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

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
(In Millions)
The Company’s share of loss	$—	$—	$—
The Company’s share of other comprehensive income	—	—	—
The Company’s share of total comprehensive loss	$—	$—	$—

The above amounts are less than one million and not zero.

16.
PROPERTY, PLANT AND EQUIPMENT

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Assets used by the Company	$285,329	$285,085
Assets subject to operating leases	6,199	7,253
	$291,528	$292,338

a.
Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2021	$101,991	$1,630	$70,889	$12,406	$710,776	$3,894	$10,300	$8,529	$920,415
Additions	—	—	37	72	84	—	198	35,222	35,613
Disposal	—	(1)	(29)	(1,734)	(27,916)	(84)	(470)	—	(30,234)
Effect of foreign exchange differences	—	—	—	—	(64)	—	(2)	(6)	(72)
Others	654	33	461	473	30,654	117	783	(32,959)	216
Balance on December 31, 2021	$102,645	$1,662	$71,358	$11,217	$713,534	$3,927	$10,809	$10,786	$925,938
Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,399)	$(29,247)	$(10,639)	$(593,663)	$(3,718)	$(7,926)	$—	$(646,592)
Depreciation expenses	—	(43)	(1,401)	(716)	(24,802)	(65)	(701)	—	(27,728)
Disposal	—	1	29	1,724	27,900	84	466	—	30,204
Effect of foreign exchange differences	—	—	—	—	31	—	1	—	32
Others	—	(1)	41	(1)	1	—	(45)	—	(5)
Balance on December 31, 2021	$—	$(1,442)	$(30,578)	$(9,632)	$(590,533)	$(3,699)	$(8,205)	$—	$(644,089)
Balance on December 31, 2021, net	$102,645	$220	$40,780	$1,585	$123,001	$228	$2,604	$10,786	$281,849
Cost
Balance on January 1, 2022	$102,645	$1,662	$71,358	$11,217	$713,534	$3,927	$10,809	$10,786	925,938
Additions	460	—	133	102	149	1	253	30,167	31,265
Disposal	(4)	(6)	(7)	(808)	(18,395)	(104)	(392)	—	(19,716)
Effect of foreign exchange differences	—	—	—	—	209	—	4	19	232
Others	563	19	1,046	578	24,571	147	794	(26,545)	1,173
Balance on December 31, 2022	$103,664	$1,675	$72,530	$11,089	$720,068	$3,971	$11,468	$14,427	$938,892

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,442)	$(30,578)	$(9,632)	$(590,533)	$(3,699)	$(8,205)	$—	$(644,089)
Depreciation expenses	—	(39)	(1,452)	(725)	(25,654)	(77)	(754)	—	(28,701)
Disposal	—	7	7	807	18,382	104	388	—	19,695
Effect of foreign exchange differences	—	—	—	—	(110)	—	(2)	—	(112)
Others	—	—	(240)	(4)	(42)	(1)	(69)	—	(356)
Balance on December 31, 2022	$—	$(1,474)	$(32,263)	$(9,554)	$(597,957)	$(3,673)	$(8,642)	$—	$(653,563)
Balance on December 31, 2022, net	$103,664	$201	$40,267	$1,535	$122,111	$298	$2,826	$14,427	$285,329
Cost
Balance on January 1, 2023	$103,664	$1,675	$72,530	$11,089	$720,068	$3,971	$11,468	$14,427	$938,892
Additions	99	—	36	127	106	3	243	29,780	30,394
Disposal	(2)	—	(1)	(1,049)	(24,877)	(112)	(418)	—	(26,459)
Effect of foreign exchange differences	—	—	—	—	(5)	—	(3)	—	(8)
Others	(876)	34	(810)	878	26,143	188	801	(28,270)	(1,912)
Balance on December 31, 2023	$102,885	$1,709	$71,755	$11,045	$721,435	$4,050	$12,091	$15,937	$940,907
Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474)	$(32,263)	$(9,554)	$(597,957)	$(3,673)	$(8,642)	$—	$(653,563)
Depreciation expenses	—	(34)	(1,439)	(698)	(25,704)	(94)	(797)	—	(28,766)
Disposal	—	—	—	1,049	24,867	113	411	—	26,440
Impairment losses	—	—	—	—	(299)	—	—	—	(299)
Effect of foreign exchange differences	—	—	—	—	5	—	1	—	6
Others	—	—	418	(18)	(43)	(1)	4	—	360
Balance on December 31, 2023	$—	$(1,508)	$(33,284)	$(9,221)	$(599,131)	$(3,655)	$(9,023)	$—	$(655,822)
Balance on December 31, 2023, net	$102,885	$201	$38,471	$1,824	$122,304	$395	$3,068	$15,937	$285,085

(Concluded)

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

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the years ended December 31, 2021 and 2022.

After the evaluation of certain telecommunications equipment, the Company determined that the recoverable amount of such assets was nil because the telecommunications service provided by 3G network will be discontinued in 2024; therefore, the Company recognized an impairment loss of $299 million for the year ended December 31, 2023. The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	2-10 years
Miscellaneous equipment
Leasehold improvements	1-18 years
Mechanical and air conditioner equipment	3-16 years
Others	1-15 years

b.
Assets subject to operating leases

	Land	Buildings	Total
	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2021	$4,973	$4,236	$9,209
Others	(164)	(102)	(266)
Balance on December 31, 2021	$4,809	$4,134	$8,943
Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,616)	$(1,616)
Depreciation expenses	—	(77)	(77)
Others	—	1	1
Balance on December 31, 2021	$—	$(1,692)	$(1,692)
Balance on December 31, 2021, net	$4,809	$2,442	$7,251
Cost
Balance on January 1, 2022	$4,809	$4,134	$8,943
Additions	—	—	—
Others	(433)	(949)	(1,382)
Balance on December 31, 2022	$4,376	$3,185	$7,561
Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,692)	$(1,692)
Depreciation expenses	—	(59)	(59)
Others	—	389	389
Balance on December 31, 2022	$—	$(1,362)	$(1,362)
Balance on December 31, 2022, net	$4,376	$1,823	$6,199
Cost
Balance on January 1, 2023	$4,376	$3,185	$7,561
Additions	—	4	4
Others	548	942	1,490
Balance on December 31, 2023	$4,924	$4,131	$9,055
Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,362)	$(1,362)
Depreciation expenses	—	(73)	(73)
Others	—	(367)	(367)
Balance on December 31, 2023	$—	$(1,802)	$(1,802)
Balance on December 31, 2023, net	$4,924	$2,329	$7,253

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Year 1	$389	$381
Year 2	281	279
Year 3	211	221
Year 4	177	176
Year 5	149	146
Onwards	1,122	1,025
	$2,329	$2,228

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

17.
LEASE ARRANGEMENTS
a.
Right-of-use assets

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Land and buildings
Handsets base stations	$7,175	$7,577
Others	1,727	1,754
Equipment	2,201	1,907
	$11,103	$11,238

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Additions to right-of-use assets	$4,669	$4,369	$4,415
Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,789	$2,863	$2,939
Others	786	770	787
Equipment	410	349	346
	$3,985	$3,982	$4,072

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. However, certain frequency that ST-2 satellite originally used was transferred for the use of 5G spectrum to the government, Chunghwa evaluated and determined that the recoverable amount of the related right-of-use assets was nil. Therefore, Chunghwa recognized an impairment loss of $420 million for the year ended December 31, 2021. The impairment loss was included under “other income and expenses” in the consolidated statement of comprehensive income. The Company did not have impairment of right-of-use assets for the years ended December 31, 2022 and 2023.

The Company did not have significant sublease of right-of-use assets for the years ended December 31, 2021, 2022 and 2023.

b.
Lease liabilities

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Lease liabilities
Current	$3,339	$3,505
Noncurrent	7,334	7,470
	$10,673	$10,975

Ranges of discount rates for lease liabilities were as follows:

December 31
	2022	2023
Land and buildings
Handsets base stations	0.37%-1.71%	0.37%-1.84%
Others	0.37%-9.00%	0.37%-9.00%
Equipment	0.37%-2.99%	0.37%-3.50%

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

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 39.

d.
Other lease information

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Expenses relating to low-value asset leases	$8	$9	$9
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$7	$8	$8
Total cash outflow for leases	$3,813	$3,869	$4,006

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 16 and 18.

18.
INVESTMENT PROPERTIES

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$9,804	$9,805

Investment Properties
NT$
(In Millions)
Cost
Balance on January 1, 2021	$10,662
Additions	1
Balance on December 31, 2021	$10,663
Accumulated depreciation and impairment
Balance on January 1, 2021	$(1,041)
Depreciation expense	(42)
Reversal of impairment loss	83
Balance on December 31, 2021	$(1,000)
Balance on December 31, 2021, net	$9,663
Cost
Balance on January 1, 2022	$10,663
Additions	18
Reclassification	99
Balance on December 31, 2022	$10,780
Accumulated depreciation and impairment
Balance on January 1, 2022	$(1,000)
Depreciation expense	(44)
Reversal of impairment loss	107
Reclassification	(39)
Balance on December 31, 2022	$(976)
Balance on December 31, 2022, net	$9,804
Cost
Balance on January 1, 2023	$10,780
Additions	54
Reclassification	328
Balance on December 31, 2023	$11,162
Accumulated depreciation and impairment
Balance on January 1, 2023	$(976)
Depreciation expense	(45)
Impairment loss	(336)
Balance on December 31, 2023	$(1,357)
Balance on December 31, 2023, net	$9,805

After the evaluation of land and buildings by comparing the recoverable amount which represented the fair value less costs of disposal with the carrying amount, the Company recognized reversal of impairment losses of $83 million and $107 million for the years ended December 31, 2021 and 2022, respectively and an impairment loss of $336 million for the year ended December 31, 2023. The impairment loss and the reversal of impairment loss were included in “other income and expenses” in the consolidated statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2022 and 2023 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

December 31
		2022		2023
		NT$		NT$
(In Millions)
Fair value	$	$ 25,328	$	$ 24,237
Overall capital interest rate		1.31%-4.91%		1.43%-5.51%
Profit margin ratio		8%-20%		10%-20%
Discount rate		—		—
Capitalization rate		0.23%-2.16%		0.23%-2.28%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Year 1	$118	$168
Year 2	99	157
Year 3	90	134
Year 4	70	105
Year 5	44	83
Onwards	149	435
	$570	$1,082

19.
INTANGIBLE ASSETS

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Carrying amount
Mobile Broadband Concession	$78,150	$71,761
Computer software	622	579
Goodwill	217	217
Others	198	170
	$79,187	$72,727

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2021	$108,338	$3,320	$291	$392	112,341
Additions-acquired separately	—	225	—	31	256
Disposal	—	(344)	—	(10)	(354)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	2	—	—	2
Balance on December 31, 2021	$108,338	$3,203	$291	$413	$112,245
Accumulated amortization and impairment
Balance on January 1, 2021	$(19,319)	$(2,532)	$(45)	$(160)	$(22,056)
Amortization expenses	(6,199)	(341)	—	(29)	(6,569)
Disposal	—	343	—	11	354
Impairment losses	—	—	(29)	—	(29)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	—	—	—	—
Balance on December 31, 2021	$(25,518)	$(2,530)	$(74)	$(178)	$(28,300)
Balance on December 31, 2021, net	$82,820	$673	$217	$235	$83,945
Cost
Balance on January 1, 2022	$108,338	$3,203	$291	$413	$112,245
Additions-acquired separately	1,625	257	—	11	1,893
Disposal	—	(663)	—	(2)	(665)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	1	—	—	1
Balance on December 31, 2022	$109,963	$2,798	$291	$422	$113,474
Accumulated amortization and impairment
Balance on January 1, 2022	$(25,518)	$(2,530)	$(74)	$(178)	$(28,300)
Amortization expenses	(6,295)	(310)	—	(38)	(6,643)
Disposal	—	664	—	1	665
Impairment losses	—	—	—	(9)	(9)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	—	—	—	—
Balance on December 31, 2022	$(31,813)	$(2,176)	$(74)	$(224)	$(34,287)
Balance on December 31, 2022, net	$78,150	$622	$217	$198	$79,187
Cost
Balance on January 1, 2023	$109,963	$2,798	$291	$422	$113,474
Additions-acquired separately	—	231	—	6	237
Disposal	—	(499)	—	(6)	(505)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	3	—	—	3
Balance on December 31, 2023	$109,963	$2,533	$291	$422	$113,209
Accumulated amortization and impairment
Balance on January 1, 2023	$(31,813)	$(2,176)	$(74)	$(224)	$(34,287)
Amortization expenses	(6,389)	(276)	—	(34)	(6,699)
Disposal	—	499	—	6	505
Effect of foreign exchange differences	—	(1)	—	—	(1)
Others	—	—	—	—	—
Balance on December 31, 2023	$(38,202)	$(1,954)	$(74)	$(252)	$(40,482)
Balance on December 31, 2023, net	$71,761	$579	$217	$170	$72,727

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

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033, and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

SENAO evaluated the goodwill, license agreement and the right of trademark that arose in the acquisition of Youth and its subsidiaries at the end of each year. Due to the competition in the industrial environment, the gross profit margin decreased. SENAO determined the smallest identifiable group of assets that generates cash inflows as single cash generating units by business type and evaluated the recoverable amount of those cash generating units by their value in use. The management of SENAO estimated the cash flow projections based on the financial budgets for the following five years. Discount rate was 12.1% as of December 31, 2021 , and was used to calculate the recoverable amount of related cash generating units by discounting aforementioned cash flows.

SENAO concluded the recoverable amount of the goodwill was lower than the carrying value and recognized impairment loss of $29 million for the year ended December 31, 2021. In addition, SENAO concluded the recoverable amounts of the license agreement and the right of trademark were lower than the carrying amounts and recognized impairment loss of $0.2 million and $9 million for the year ended December 31, 2021 and 2022, respectively. The aforementioned impairment losses were included in other income and expenses in the consolidated statements of comprehensive income. The recoverable amount of license agreement and right of trademark was measured at the fair value less costs of disposal. The fair value was calculated based on asset approach by reference to the net assets value of Youth. The Company did not recognize any impairment loss on intangible assets for the year ended December 31, 2023.

20.
OTHER ASSETS

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Spare parts	$3,380	$2,233
Refundable deposits	1,964	1,995
Other financial assets	1,000	1,000
Others	1,916	2,223
	$8,260	$7,451
Current
Spare parts	$3,380	$2,233
Others	175	589
	$3,555	$2,822
Noncurrent
Refundable deposits	$1,964	$1,995
Other financial assets	1,000	1,000
Others	1,741	1,634
	$4,705	$4,629

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

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2021

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 228/ EUR 7	March 2022	$32.54	Hedging financial assets (liabilities)	$—	$8	$(10)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$10	$(8)	$—

December 31, 2022

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 423/ EUR 13	March 2023	$31.69	Hedging financial assets (liabilities)	$13	$—	$21

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(21)	$13	$—

December 31, 2023

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)				NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 24/ EUR 1	March 2024	$33.88	Hedging financial assets (liabilities)	$—	$—	$(13)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$13	$—	$—

Year ended December 31, 2021

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(10)	$—	—	$(43)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2022

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$21	$—	—	$6	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(13)	$—	—	$37	$—
				Construction in progress and equipment to be accepted	Other gains and losses

22.
SHORT-TERM LOANS

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Unsecured bank loans	$722	$585

The annual interest rates of bank loans were as follows:

	December 31
	2022	2023
Unsecured bank loans	1.30%-3.19%	2.16%-3.36%

23.
LONG-TERM LOANS

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Secured bank loans (Note 40)	$1,600	$1,600
Less: Current portion	—	(1,600)
	$1,600	—

The annual interest rates of bank loans were as follows:

	December 31
	2022	2023
Secured bank loans	1.80%	1.87%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. The contract will be due in September 2024.

24.
BONDS PAYABLE

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Unsecured domestic bonds	$30,500	$30,500
Less: Discounts on bonds payable	(23)	(17)
	$30,477	$30,483

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500	0.54%	The same as above
	C	July 2020 to July 2030	3,700	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900	0.42%	The same as above
	B	April 2021 to April 2028	4,100	0.46%	The same as above
	C	April 2021 to April 2031	1,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500	0.69%	The same as above

25.
TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$16,429	$14,396

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.
OTHER PAYABLES

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$10,409	$10,441
Accrued compensation to employees and remuneration to directors and supervisors	2,144	2,108
Payables to contractors	2,571	1,990
Amounts collected for others	1,596	1,544
Accrued maintenance costs	1,061	1,316
Payables to equipment suppliers	1,279	1,311
Others	6,020	6,547
	$25,080	$25,257

27.
PROVISIONS

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Employee benefits	$65	$387
Warranties	235	238
Onerous contracts	95	194
Others	4	3
	$399	$822

Current	$226	$337
Noncurrent	173	485
	$399	$822

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2021	$57	$182	$171	$5	$415
Additional / (reversal of) provisions recognized	7	102	(24)	(1)	84
Used / forfeited during the year	(1)	(71)	—	—	(72)
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2021	$63	$213	$147	$4	$427

Balance on January 1, 2022	$63	$213	$147	$4	$427
Additional / (reversal of) provisions recognized	2	108	(52)	—	58
Used / forfeited during the year	—	(86)	—	—	(86)
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2022	$65	$235	$95	$4	$399

Balance on January 1, 2023	$65	$235	$95	$4	$399
Additional / (reversal of) provisions recognized	323	69	49	(1)	440
Used / forfeited during the year	(1)	(66)	—	—	(67)
Reclassification	—	—	50	—	50
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2023	$387	$238	$194	$3	$822

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

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligations	$33,599	$30,313
Fair value of plan assets	(36,580)	(34,178)
Funded status - surplus	$(2,981)	$(3,865)

Net defined benefit liabilities	$2,285	$2,098
Net defined benefit assets	(5,266)	(5,963)
	$(2,981)	$(3,865)

Movements in the defined benefit obligations and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2021	$39,536	$39,494	$42
Current service cost	1,253	—	1,253
Interest expense/interest income	190	195	(5)
Amounts recognized in profit or loss	1,443	195	1,248
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	501	(501)
Actuarial gain recognized from changes in demographic assumptions	(434)	—	(434)
Actuarial loss recognized from experience adjustments	545	—	545
Amounts recognized in other comprehensive income	111	501	(390)
Contributions from employer	—	1,727	(1,727)
Benefits paid	(5,312)	(5,312)	—
Benefits paid directly by the Company	(276)	—	(276)
Balance on December 31, 2021	35,502	36,605	(1,103)
Current service cost	1,085	—	1,085
Interest expense/interest income	171	181	(10)
Amounts recognized in profit or loss	1,256	181	1,075
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	2,968	(2,968)
Actuarial loss recognized from changes in demographic assumptions	208	—	208
Actuarial loss recognized from experience adjustments	1,606	—	1,606
Amounts recognized in other comprehensive income	1,814	2,968	(1,154)
Contributions from employer	—	1,555	(1,555)
Benefits paid	(4,729)	(4,729)	—
Benefits paid directly by the Company	(244)	—	(244)
Balance on December 31, 2022	33,599	36,580	(2,981)
Current service cost	1,006	—	1,006
Loss on settlements	1	—	1
Interest expense/interest income	403	452	(49)
Amounts recognized in profit or loss	1,410	452	958
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	309	(309)
Actuarial gain recognized from changes in financial assumptions	(100)	—	(100)
Actuarial loss recognized from experience adjustments	252	—	252
Amounts recognized in other comprehensive income	152	309	(157)
Contributions from employer	—	1,386	(1,386)
Benefits paid	(4,549)	(4,549)	—
Benefits paid directly by the Company	(299)	—	(299)
Balance on December 31, 2023	$30,313	$34,178	$(3,865)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Operating costs	$725	$565	$488
Marketing expenses	367	360	334
General and administrative expenses	80	86	78
Research and development expenses	44	37	35
	$1,216	$1,048	$935

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

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2022	2023
Discount rates	1.25%	1.25%
Expected rates of salary increase	1.00%-2.25%	1.00%-2.25%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(996)	$(880)
0.5% decrease	$1,056	$932
Expected rates of salary increase
0.5% increase	$1,130	$1,000
0.5% decrease	$(1,075)	$(953)

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

There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$1,542	$1,355
The average duration of the defined benefit obligations	6.2-11 years	6.1-10years

As of December 31, 2023, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
NT$
(In Millions)
2024	$2,538
2025	5,863
2026	8,865
2027	10,051
2028 and thereafter	34,869
$62,186

29.
EQUITY
a.
Share capital
1)
Common stocks

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000
Authorized shares	$120,000	$120,000
Number of issued and paid shares	7,757	7,757
Issued and outstanding shares	$77,574	$77,574

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)
Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2023, the outstanding ADSs were 187 million common stocks, which equaled 19 million units and represented 2.41% of Chunghwa’s total outstanding common stocks.

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

b.
Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2021	$126,045	$—	$2,089	$987	$21	$20,648	$149,790
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	1	—	—	—	—	1
Share-based payment transactions of subsidiaries	—	—	17	—	—	—	17
Balance on December 31, 2021	$126,045	$1	$2,106	$987	$23	$20,648	$149,810

Balance on January 1, 2022	$126,045	$1	$2,106	$987	$23	$20,648	$149,810
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	5	—	—	—	5
Share-based payment transactions of subsidiaries	—	—	27	—	—	—	27
Balance on December 31, 2022	$126,045	$1	$2,138	$987	$25	$20,648	$149,844

Balance on January 1, 2023	$126,045	$1	$2,138	$987	$25	$20,648	$149,844
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(26)	—	—	—	—	(26)
Actual acquisition of interests in subsidiaries	—	—	—	—	—	—	—
Share-based payment transactions of subsidiaries	—	—	8	—	—	—	8
Balance on December 31, 2023	$126,045	$(25)	$2,146	$987	$27	$20,648	$149,828

Under the R.O.C. relevant laws, additional paid-in capital from share premium, donated capital and the difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

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

The appropriations of the 2021 and 2022 earnings of Chunghwa approved by the stockholders in their meetings on May 27, 2022 and May 26, 2023, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2021	For Fiscal Year 2022	For Fiscal Year 2021	For Fiscal Year 2022
Provision for (reversal of) special reserve	$408	$(185)
Cash dividends	35,746	36,476	$4.608	$4.702

The appropriations of earnings for 2023 had been proposed by Chunghwa’s Board of Directors on February 23, 2024. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Reversal of special reserve	$(223)
Cash dividends	36,910	$4.758

The appropriations of earnings for 2023 are subject to the resolution of the stockholders’ meeting planned to be held on May 31, 2024.

d.
Others
1)
Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)
Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$1,240	$(8)	$(125)
Unrealized gain or loss for the year
Equity instruments	(1,188)	(111)	641
Share of loss of associates and joint ventures accounted for using equity method	—	(6)	5
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 9)	(60)	—	—
Ending balance	$(8)	$(125)	$521

e.
Noncontrolling interests

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$11,158	$11,747	$12,408
Attributable to noncontrolling interests
Net income for the year	1,431	1,511	1,103
Exchange differences arising from the translation of the foreign operations	—	21	2
Unrealized gain or loss on financial assets at FVOCI	2	(25)	(22)
Remeasurements of defined benefit pension plans	(5)	24	12
Income tax relating to remeasurements of defined benefit pension plans	1	(5)	(2)
Share of other comprehensive loss of associates and joint ventures accounted for using equity method	—	5	(21)
Cash dividends distributed by subsidiaries	(896)	(1,053)	(1,092)
Actual acquisition of interests in subsidiaries	—	—	—
Share-based payment transactions of subsidiaries	56	62	25
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	10	—
Net increase in noncontrolling interests	—	111	19
Ending balance	$11,747	$12,408	$12,432

30.
REVENUE

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Revenue from contracts with customers	$208,412	$214,498	$220,190
Other revenues
Government grants income	1,037	1,030	1,704
Rental income	864	1,022	1,120
Others	165	189	185
	2,066	2,241	3,009
Total	$210,478	$216,739	$223,199

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information for details.

a.
Disaggregation of revenue

Please refer to Note 42 Segment Information for details.

b.
Contract balances

	January 1,	December 31
	2022	2022	2023
	NT$	NT$	NT$
	(In Millions)
Trade notes and accounts receivable (Note 10)	$23,947	$24,672	$24,842
Contract assets
Products and service bundling	$7,197	$7,956	$9,297
Others	983	1,256	1,206
Less : Loss allowance	(18)	(19)	(21)
	$8,162	$9,193	$10,482
Current	$5,554	$6,056	$6,713
Noncurrent	2,608	3,137	3,769
	$8,162	$9,193	$10,482
Contract liabilities
Telecommunications business	$13,144	$14,081	$14,016
Project business	5,435	6,586	6,654
Advance land receipts (Note 41)	—	—	460
Others	495	397	518
	$19,074	$21,064	$21,648
Current	$12,234	$13,390	$14,088
Noncurrent	6,840	7,674	7,560
	$19,074	$21,064	$21,648

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Contract assets
Net increase of customer contracts	$6,035	$6,933	$7,961
Reclassified to trade receivables	(6,039)	(6,149)	(6,574)
	$(4)	$784	$1,387
Contract liabilities
Net increase of customer contracts	$—	$9	$187
Recognized as revenues	(12)	(5)	(173)
	$(12)	$4	$14

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

Revenue recognized for the year that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Telecommunications business	$5,952	$6,626	$6,660
Project business	4,630	4,067	5,290
Others	431	440	540
	$11,013	$11,133	$12,490
c.
Incremental costs of obtaining contracts

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Current
Incremental costs of obtaining contracts	$—	$211

Noncurrent
Incremental costs of obtaining contracts	$980	$939

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. LED also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized and classified as current by the operating cycle. Amortization expenses for the years ended December 31 2021, 2022 and 2023 were $815 million, $841 million and $856 million, respectively.

d.
Remaining Performance Obligations

As of December 31, 2023, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $35,179 million. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $21,181 million, $10,812 million and $3,185 million in 2024, 2025 and 2026, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2023, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $26,593 million. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $8,600 million, $7,331 million and $10,663 million in 2024, 2025 and 2026, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

31.
NET INCOME
a.
Other income and expenses

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Loss on disposal of property, plant and equipment	$(3)	$(5)	$—
Impairment loss on right-of-use assets	(420)	—	—
Impairment loss on property, plant and equipment	—	—	(299)
Reversal of impairment loss (impairment loss) on investment properties	83	107	(336)
Impairment loss on intangible assets	(29)	(9)	—
	$(369)	$93	$(635)

b.
Other income

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Dividend income	$154	$157	$167
Rental income	70	79	76
Others	154	133	139
	$378	$369	$382

c.
Other gains and losses

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$243	$(206)	$(98)
Foreign currency exchange gain or loss, net	230	(185)	(116)
Gain (loss) on disposal of investments accounted for using equity method, net	4	(14)	6
Gain on disposal of financial instruments, net	—	1	—
Others	(16)	(14)	(71)
	$461	$(418)	$(279)

d.
Interest expenses

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Interest on bonds payable	$132	$161	$168
Interest on lease liabilities	69	75	105
Interest paid to financial institutions	16	26	44
Others	1	1	2
	$218	$263	$319

e.
Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Contract assets	$—	$1	$2
Trade notes and accounts receivable	$123	$109	$128
Other receivables	$20	$7	$22
Inventories	$207	$34	$23
Right-of-use assets	$420	$—	$—
Property, plant and equipment	$—	$—	$299
Investment properties	$(83)	$(107)	$336
Intangible assets	$29	$9	$—

f.
Depreciation and amortization expenses

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$27,805	$28,760	$28,839
Right-of-use assets	3,985	3,982	4,072
Investment properties	42	44	45
Intangible assets	6,569	6,643	6,699
Incremental costs of obtaining contracts	815	841	856
Total depreciation and amortization expenses	$39,216	$40,270	$40,511
Depreciation expenses summarized by functions
Operating costs	$30,021	$30,735	$30,874
Operating expenses	1,811	2,051	2,082
	$31,832	$32,786	$32,956
Amortization expenses summarized by functions
Operating costs	$7,172	$7,286	$7,370
Marketing expenses	93	77	70
General and administrative expenses	75	71	68
Research and development expenses	44	50	47
	$7,384	$7,484	$7,555

g.
Employee benefit expenses

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$784	$862	$963
Defined benefit plans	1,216	1,048	935
	2,000	1,910	1,898
Share-based payment
Equity-settled share-based payment	19	16	8
Other employee benefit (Note)	42,654	43,746	44,305
Total employee benefit expenses	$44,673	$45,672	$46,211
Summary by functions
Operating costs	$22,734	$21,857	$21,858
Operating expenses	21,939	23,815	24,353
	$44,673	$45,672	$46,211

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2023, the payables of the employees’ compensation and the remuneration to directors were $1,522 million and $40 million, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on February 23, 2024 and will be reported to the stockholders in their meeting planned to be held on May 31, 2024.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2021 and 2022 approved by the Board of Directors on February 23, 2022 and February 24, 2023, respectively, were as follows:

	2021	2022
	Cash	Cash
	NT$	NT$
	(In Millions)
Compensation distributed to the employees	$1,429	$1,498
Remuneration paid to the directors	39	39

There was no difference between the initial accrual amounts recognized in 2021 and 2022 and the amounts proposed in the Board of Directors in 2022 and 2023 of the aforementioned compensation to employees and the remuneration to directors.

32.
INCOME TAX
a.
Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$8,490	$8,863	$8,875
Income tax on unappropriated earnings	181	137	(31)
Income tax adjustments on prior years	(150)	(141)	(128)
Others	7	7	4
	8,528	8,866	8,720
Deferred tax
Deferred tax expense recognized for the year	489	318	218
Income tax adjustments on prior years	3	151	9
	492	469	227
Income tax recognized in profit or loss	$9,020	$9,335	$8,947

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$46,067	$47,204	$47,008
Income tax expense calculated at the statutory rate	$9,213	$9,441	$9,401
Nondeductible income and expenses in determining taxable income	8	(20)	28
Tax-exempt income	(30)	(3)	(9)
Income tax on unappropriated earnings	181	137	(31)
Investment credits	(217)	(207)	(209)
Effect of different tax rates of group entities operating in other jurisdictions	(10)	(31)	(7)
Income tax adjustments on prior years	(147)	10	(119)
Others	22	8	(107)
Income tax expense recognized in profit or loss	$9,020	$9,335	$8,947

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.
Income tax recognized in other comprehensive income

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Deferred tax
Remeasurement on defined benefit pension plans	$78	$231	$31

c.
Current tax assets and liabilities

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - others)	$2	$4
Current tax liabilities
Income tax payable	$6,999	$6,613
d.
Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2021

	January 1, 2021	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2021
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,816	$6	$(78)	$1,744
Allowance for doubtful receivables over quota	365	(100)	—	265
Valuation loss on inventory	299	(102)	—	197
Seniority bonus	4	1	—	5
Impairment loss on assets	4	(4)	—	—
Estimated warranty liabilities	36	7	—	43
Valuation loss on financial assets	33	(33)	—	—
Valuation loss on onerous contracts	34	(8)	—	26
Accrued award credits liabilities	18	(9)	—	9
Deferred revenue	73	(24)	—	49
Share of profit or loss of associates and joint ventures accounted for using equity method	401	—	—	401
Unrealized foreign exchange loss, net	5	(3)	—	2
Others	25	8	—	33
	3,113	(261)	(78)	2,774
Loss carryforwards	20	(9)	—	11
	$3,133	$(270)	$(78)	$2,785

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,812)	$(157)	$—	$(1,969)
Land value incremental tax	(95)	—	—	(95)
Deferred revenue for award credits	(30)	(25)	—	(55)
Intangible assets	(27)	3	—	(24)
Unrealized foreign exchange gain, net	—	(27)	—	(27)
Others	(3)	(16)	—	(19)
	$(1,967)	$(222)	$—	$(2,189)

For the year ended December 31, 2022

	January 1, 2022	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2022
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,744	$1	$(231)	$1,514
Allowance for doubtful receivables over quota	265	(81)	—	184
Valuation loss on inventory	197	(92)	—	105
Seniority bonus	5	—	—	5
Impairment loss on assets	—	—	—	—
Estimated warranty liabilities	43	4	—	47
Valuation loss on financial assets	—	24	—	24
Valuation loss on onerous contracts	26	(8)	—	18
Accrued award credits liabilities	9	3	—	12
Deferred revenue	49	(19)	—	30
Share of profit or loss of associates and joint ventures accounted for using equity method	401	(399)	—	2
Unrealized foreign exchange loss, net	2	56	—	58
Others	33	(5)	—	28
	2,774	(516)	(231)	2,027
Loss carryforwards	11	159	—	170
	$2,785	$(357)	$(231)	$2,197

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,969)	$(145)	$—	$(2,114)
Land value incremental tax	(95)	—	—	(95)
Deferred revenue for award credits	(55)	(15)	—	(70)
Intangible assets	(24)	4	—	(20)
Unrealized foreign exchange gain, net	(27)	26	—	(1)
Others	(19)	18	—	(1)
	$(2,189)	$(112)	$—	$(2,301)

For the year ended December 31, 2023

	January 1, 2023	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2023
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,514	$1	$(31)	$1,484
Allowance for doubtful receivables over quota	184	(41)	—	143
Valuation loss on inventory	105	(29)	—	76
Seniority bonus	5	64	—	69
Impairment loss on assets	—	60	—	60
Estimated warranty liabilities	47	1	—	48
Valuation loss on financial assets	24	21	—	45
Valuation loss on onerous contracts	18	19	—	37
Accrued award credits liabilities	12	5	—	17
Deferred revenue	30	(15)	—	15
Share of profit or loss of associates and joint ventures accounted for using equity method	2	6	—	8
Unrealized foreign exchange loss, net	58	(55)	—	3
Others	28	(3)	—	25
	2,027	34	(31)	2,030
Loss carryforwards	170	(101)	—	69
	$2,197	$(67)	$(31)	$2,099

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(2,114)	$(146)	$—	$(2,260)
Land value incremental tax	(95)	—	—	(95)
Deferred revenue for award credits	(70)	4	—	(66)
Intangible assets	(20)	2	—	(18)
Unrealized foreign exchange gain, net	(1)	(11)		(12)
Others	(1)	(9)	—	(10)
	$(2,301)	$(160)	$—	$(2,461)

e.
Items for which no deferred income tax assets have been recognized

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2023	$—	$—
Expire in 2024	1	1
Expire in 2025	15	15
Expire in 2026	8	8
Expire in 2027	3	3
Expire in 2028	1	1
Expire in 2029	1	1
Expire in 2030	—	—
Expire in 2031	—	—
Expire in 2032	—	5
Expire in 2033	—	13
	$29	$47

Investment credits - research and development expenditures
Expire in 2025	$—	$8

Deductible temporary differences	$13	$10
f.
Information about unused investment credits and loss carryforwards

As of December 31, 2023, information about unused investment credits - research and development expenditures was as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$8	2025

As of December 31, 2023, information about unused loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$1	2024
18	2025
10	2026
3	2027
1	2028
2	2029
1	2030
1	2031
63	2032
16	2033
$116
g.
Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2021, except for 2020. Income tax returns of CHYP, CHSI, CHST, SENAO, ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHI, CHPT, CHIEF, Unigate, SFD, SHE, CLPT, CHTSC, LED, HHI, IISI and UTC have been examined by the tax authorities through 2021.

h. Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

33.
EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$35,616	$36,358	$36,958
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(6)	(7)	(5)
Net income used to compute the diluted earnings per share	$35,610	$36,351	$36,953

Weighted Average Number of Common Stocks

(Millions Shares)

	Year Ended December 31
	2021	2022	2023
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee compensation	8	8	8
Weighted average number of common stocks used to compute the diluted earnings per share	7,765	7,765	7,765

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

34.
SHARE-BASED PAYMENT ARRANGEMENT
a.
CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date	Grant Date	Stock Options Units	Exercise Price
			NT$
2017.12.18	2017.12.19	950.00	$124.70 (Original price$147.00)
	2018.10.31	50.00	$130.30 (Original price$147.00)
2020.09.16	2020.11.13	200.00	$171.70 (Original price$206.00)

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

The compensation costs for stock options for the years ended December 31, 2021, 2022 and 2023 were $10.0 million, $8.8 million and $5.0 million, respectively.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in September 2021 and July 2022; therefore, the exercise price changed from $132.70 to $128.70 and $124.70 per share, respectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in September 2021 and July 2022; therefore, the exercise price changed from $138.70 to $134.50 and $130.30 per share, respectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in September 2021, July 2022 and August 2023; therefore, the exercise price changed from $206.00 to $199.70, $193.50 and $171.70 per share, respectively. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2021, 2022 and 2023 was as follows:

	Year Ended December 31, 2021
	Granted on December 19, 2017		Granted on October 31, 2018		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	427.50	$132.70	21.00	$138.70	200.00	$206.00
Options exercised	(213.75)	132.70	(10.50)	134.50	—	—
Options forfeited	(0.50)	—	—	—	(6.00)	—
Options outstanding at end of the year	213.25	128.70	10.50	134.50	194.00	199.70
Options exercisable at end of the year	213.25	128.70	—	—	—	—
Weighted average remaining contractual life (years)	0.96		1.83		3.87

	Year Ended December 31, 2022
	Granted on December 19, 2017		Granted on October 31, 2018		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	213.25	$128.70	10.50	$134.50	194.00	$199.70
Options exercised	(213.25)	124.70	(10.50)	130.30	(51.00)	193.50
Options forfeited	—	—	—	—	(0.75)	—
Options outstanding at end of the year	—	—	—	—	142.25	193.50
Options exercisable at end of the year	—	—	—	—	0.50	193.50
Weighted average remaining contractual life (years)	—		0.83		2.87

	Year Ended December 31, 2023
	Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	142.25	$193.50
Options exercised	(47.00)	171.70
Options forfeited	(2.25)	—
Options outstanding at end of the year	93.00	171.70
Options exercisable at end of the year	—	—
Weighted average remaining contractual life (years)	1.87

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on December 19, 2017	Stock Options Granted on October 31, 2018	Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$95.92	$166.00	$356.00
Exercise price (NT$)	$147.00	$147.00	$206.00
Dividend yield	—	—	—
Risk-free interest rate	0.62%	0.72%	0.18%
Expected life	5 years	5 years	5 years
Expected volatility	17.35%	16.60%	34.61%
Weighted average fair value of grants (NT$)	$2,318	$33,540	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2017 to 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.
CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the years ended December 31, 2021, 2022 and 2023 were $8.4 million, $5.1 million and $0.5 million, respectively.

Information about CHTSC’s outstanding stock options for the years ended December 31, 2021, 2022 and 2023 was as follows:

	Year Ended December 31, 2021
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	4,328	$19.085	—	$—
Options granted	—	—	3,500	19.085
Options exercised	(1,082)	19.085	—	—
Options forfeited	(72)	—	(176)	—
Options outstanding at end of the year	3,174	19.085	3,324	19.085
Options exercisable at end of the year	1,058	19.085	—	—
Weighted average remaining contractual life (years)	2.97		4.14

	Year Ended December 31, 2022
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

Employee stock options
Options outstanding at beginning of the year	3,174	$19.085	3,324	$19.085
Options exercised	(2,049)	19.085	(815)	19.085
Options forfeited	(42)	—	(166)	—
Options outstanding at end of the year	1,083	19.085	2,343	19.085
Options exercisable at end of the year	31	19.085	7	19.085
Weighted average remaining contractual life (years)	1.97		3.14

	Year Ended December 31, 2023
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,083	$19.085	2,343	$19.085
Options exercised	(1,002)	19.085	(778)	19.085
Options forfeited	(41)	—	(46)	—
Options outstanding at end of the year	40	19.085	1,519	19.085
Options exercisable at end of the year	40	19.085	7	19.085
Weighted average remaining contractual life (years)	0.97		2.14

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
IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,665 stock options in January 2014. Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees of IISI and its subsidiaries that meet the vesting conditions. The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest at certain percentages starting from two years after the grant date. The exercise price of the original options is $14 per share. After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescribed formula.

No compensation cost of stock options granted was recognized for the year ended December 31, 2021.

Information about IISI’s outstanding stock options for the years ended December 31, 2021 was as follows:

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

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted in January 2014
Grant-date share price (NT$)	$14.51
Exercise price (NT$)	$14.00
Dividend yield	6%
Risk-free interest rate	1.16%-1.32%
Expected life	4.5-5.5 years
Expected volatility	35.28%-35.97%
Weighted average fair value of grants (NT$)	$2,345

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

d.
CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600 and 755 stock options on February 26, 2021, May 31, 2022 and September 26, 2023, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the years ended December 31, 2021, 2022 and 2023 were $0.9 million, $1.5 million and $2.9 million, respectively.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2021 and September 2023; therefore, the exercise price changed from $16.87 to $15.90 and $14.40 per share, respectively. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on September 26, 2023 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the year ended December 31, 2021, 2022 and 2023 was as follows:

	Year Ended December 31, 2021
	Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—
Options granted	690	16.87
Options forfeited	(140)	—
Options outstanding at end of the year	550	15.90
Options exercisable at end of the year	—	—
Weighted average remaining contractual life (years)	3.16

	Year Ended December 31, 2022
	Granted on February 26, 2021		Granted on May 31, 2022
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	550	$15.90	—	$—
Options granted	—	—	600	16.87
Options forfeited	(40)	—	(160)	—
Options outstanding at end of the year	510	15.90	440	16.87
Options exercisable at end of the year	—	—	—	—
Weighted average remaining contractual life (years)	2.16		3.41

	Year Ended December 31, 2023
	Granted on February 26, 2021		Granted on May 31, 2022		Granted on September 26, 2023
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	510	$15.90	440	$16.87	—	$—
Options granted	—	—	—	—	755	16.87
Options exercised	(55)	15.90	—	—	—	—
Options forfeited	(15)	—	—	—	—	—
Options outstanding at end of the year	440	14.40	440	15.30	755	15.30
Options exercisable at end of the year	192	14.40	—	—	—	—
Weighted average remaining contractual life (years)	1.16		2.41		3.74

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on February 26, 2021	Stock Options Granted on May 31, 2022	Stock Options Granted on September 26, 2023
Grant-date share price (NT$)	$17.63	$18.66	$28.43
Exercise price (NT$)	$16.87	$16.87	$16.87
Dividend yield	—	—	—
Risk-free interest rate	0.31%	0.98%	1.10%
Expected life	4 years	4 years	4 years
Expected volatility	35.22%	35.76%	31.99%
Weighted average fair value of grants (NT$)	$4,750	$5,665	$13,225

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

35.
NON-CASH TRANSACTIONS

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing activities	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Additions of property, plant and equipment	$35,613	$31,265	$30,398
Changes in other payables	(280)	270	343
Payments for acquisition of property, plant and equipment	$35,333	$31,535	$30,741

The carrying amounts of disposal of financial assets at fair value through other comprehensive income	$2,705	$—	$—
Changes in other current monetary assets	271	—	—
Reclassified to investment accounted for using equity method	(64)	—	—
Proceeds from disposal of financial assets at fair value through other comprehensive income	$2,912	$—	$—

Financing activities

			Changes in Non-Cash Transactions
	Balance on January 1, 2021	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2021
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$9,597	$(3,729)	$4,669	$(195)	$(69)	$10,273

			Changes in Non-Cash Transactions
	Balance on January 1, 2022	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2022
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$10,273	$(3,777)	$4,369	$(117)	$(75)	$10,673

			Changes in Non-Cash Transactions
	Balance on January 1, 2023	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2023
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$10,673	$(3,884)	$4,415	$(124)	$(105)	$10,975

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

37.
FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,024	$1,037
Hedging financial assets	13	—
Financial assets at amortized cost (Note a)	81,523	82,091
Financial assets at FVOCI	3,491	4,412
Financial liabilities
Hedging financial liabilities	—	—
Measured at amortized cost (Note b)	67,451	65,466

Note a: The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b: The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans (including the current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

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

1)
Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Assets
USD	$2,355	$2,044
EUR	90	68
SGD	627	920
RMB	37	155
Liabilities
USD	852	1,030
EUR	875	675
SGD	2,010	1,864
RMB	37	38

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Assets
EUR	$16	$—
Liabilities
EUR	—	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR and SGD as listed above.

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

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$56	$75	$51
EUR	(41)	(39)	(30)
SGD	(85)	(69)	(47)
RMB	3	—	6
Derivatives (b)
EUR	13	3	7
Equity
Derivatives (c)
EUR	11	22	1
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

2)
Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$41,593	$43,156
Financial liabilities	41,150	41,458
Cash flow interest rate risk
Financial assets	9,631	9,136
Financial liabilities	2,322	2,185

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $31 million, $18 million and $17 million for the years ended December 31, 2021, 2022 and 2023, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

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

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2021 would have increased/decreased by $46 million and $181 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2022 would have increased/decreased by $50 million and $175 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2023 would have increased/decreased by $51 million and $221 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.

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

December 31, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$39,904	$—	$2,144	$5,157	$—	$47,205
Floating interest rate instruments	1.79	—	300	422	1,600	—	2,322
Fixed interest rate instruments	0.53	—	—	—	21,700	8,800	30,500
		$39,904	$300	$2,566	$28,457	$8,800	$80,027

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,390	$4,446	$2,143	$870	$10,849

December 31, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$37,930	$—	$2,108	$5,309	$—	$45,347
Floating interest rate instruments	1.99	—	15	2,170	—	—	2,185
Fixed interest rate instruments	0.53	—	—	—	25,800	4,700	30,500
		$37,930	$15	$4,278	$31,109	$4,700	$78,032

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,519	$4,819	$2,357	$518	$11,213

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2022
Gross settled
Forward exchange contracts
Inflows	$—	$501	$—	$—	$501
Outflows	—	485	—	—	485
	$—	$16	$—	$—	$16
December 31, 2023
Gross settled
Forward exchange contracts
Inflows	$—	$169	$—	$—	$169
Outflows	—	169	—	—	169
	$—	$—	$—	$—	$—

2)
Financing facilities

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Unsecured bank loan facilities
Amount used	$722	$585
Amount unused	56,862	56,191
	$57,584	$56,776
Secured bank loan facilities
Amount used	$1,600	$1,600
Amount unused	—	20
	$1,600	$1,620

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

	December 31, 2022		December 31, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$30,477	$30,452	$30,483	$30,469

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.
Financial instruments that are measured at fair value on a recurring basis

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3	$—	$3
Listed stocks	1	—	—	1
Non-listed stocks	—	—	861	861
Limited partnership	—	—	135	135
Film and drama investing agreements	—	—	24	24
	$1	$3	$1,020	$1,024
Hedging financial assets	$—	$13	$—	$13
Financial assets at FVOCI
Listed stocks	$273	$—	$—	$273
Non-listed stocks	—	—	3,218	3,218
	$273	$—	$3,218	$3,491

December 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$1	$—	$1
Listed stocks	—	—	—	—
Non-listed stocks	—	—	793	793
Limited partnership	—	—	219	219
Film and drama investing agreements	—	—	24	24
	$—	$1	$1,036	$1,037
Financial assets at FVOCI
Listed stocks	$243	$—	$—	$243
Non-listed stocks	—	—	4,169	4,169
	$243	$—	$4,169	$4,412
Hedging financial liabilities	$—	$—	$—	$—

There were no transfers between Levels 1 and 2 for the years ended December 31, 2021, 2022 and 2023.

The reconciliations for financial assets measured at Level 3 were listed below:

2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2021	$677	$4,439	$5,116
Acquisition	25	81	106
Disposal	—	(5)	(5)
Reclassified to investments accounted for using equity method	—	(64)	(64)
Recognized in profit or loss under “Other gains and losses”	251	—	251
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(1,294)	(1,294)
Proceeds from capital reduction of the investees	(44)	—	(44)
Balance at December 31, 2021	$909	$3,157	$4,066
Unrealized gain or loss in 2021	$232

2022

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2022	$909	$3,157	$4,066
Acquisition	348	16	364
Disposal	—	—	—
Recognized in profit or loss under “Other gains and losses”	(215)	—	(215)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	52	52
Proceed from capital reduction from investees	(22)	(7)	(29)
Balance at December 31, 2022	$1,020	$3,218	$4,238
Unrealized gain or loss in 2022	$(209)

2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2023	$1,020	$3,218	$4,238
Acquisition	133	305	438
Recognized in profit or loss under “Other gains and losses”	(95)	—	(95)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	649	649
Proceed from capital reduction from investees and profit distribution	(22)	(3)	(25)
Balance at December 31, 2023	$1,036	$4,169	$5,205
Unrealized gain or loss in 2023	$(95)

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

	December 31
	2022	2023
Discount for lack of marketability	14.09%-20.00%	3.75%-20.00%
Noncontrolling interests discount	17.29%-25.00%	17.01%-25.00%
Growth rate of long-term revenue	0.19%	0.19%
Discount rate	7.20%-8.80%	7.11%-8.20%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Discount for lack of marketability
5% increase	$(33)	$(49)
5% decrease	$33	$45
Noncontrolling interests discount
5% increase	$(24)	$(22)
5% decrease	$24	$22
Long-term revenue growth rates
0.1% increase	$30	$35
0.1% decrease	$(29)	$(35)
Discount rate
1% increase	$(330)	$(396)
1% decrease	$407	$488

39.
RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.
The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
EnRack Technology Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CHT Infinity Singapore Pte. Ltd.
Click Force Co., Ltd.	Associate

(Continued)

Company	Relationship
Alliance Digital Tech Co., Ltd.	Associate (Note 1)
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate (Note 2)
Imedtac Co., Ltd.	Associate (Note 2)
Baohwa Trust Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Divine Fine Foods & Wine Inc.	Substantial related party of SENAO (Note 3)
Kangsin Co., Ltd.	Substantial related party of SENAO
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Z-Com, Inc.	Investor of significant influence over CHST

(Concluded)

Note 1: ADT completed its liquidation in August 2021. Please refer to Note 15.

Note 2: ATT and IME were previously treated as financial assets at FVOCI. As the Company acquired seats in the Board of Directors of each company and has significant influence over ATT and IME in July and August 2021, respectively, these investments are reclassified as associates. Please refer to Note 15.

Note 3: Divine Fine Foods & Wine Inc. replaced its responsible persons in October 2021. Since then, Divine Fine Foods & Wine Inc. is no longer a related party of the Company.

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

1)
Operating transactions

	Revenues
	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Associates	$499	$417	$403
Others	55	61	57
	$554	$478	$460

	Operating Costs and Expenses
	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Associates	$853	$1,247	$1,322
Others	74	80	74
	$927	$1,327	$1,396

2)
Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
		(In Millions)
Associates	$38	$37	$38
Others	3	2	2
	$41	$39	$40

3)
Receivables

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Associates	$70	$76
Others	5	2
	$75	$78

4)
Payables

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Associates	$534	$381
Others	5	4
	$539	$385

5)
Customers’ deposits

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Associates	$69	$20
Others	—	—
	$69	$20

6)
Acquisition of property, plant and equipment

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Associates	$398	$32	$173

7)
Acquisition of intangible assets

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Associates	$—	$1	$—

8)
Disposal of property, plant and equipment and investment properties

	Proceeds
	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Associates	$10	$—	$—

	Gain on Disposal
	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Associates	$2	$—	$—

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

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of December 31, 2022 and 2023 were as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Lease liabilities - current	$194	$197
Lease liabilities - noncurrent	1,761	1,603
	$1,955	$1,800

The interest expense recognized for the aforementioned lease liabilities for the years ended December 31, 2021, 2022 and 2023 were $7 million, $8 million and $8 million, respectively.

10) Others

The bank deposits and other financial assets of NCB as of December 31, 2022 and 2023 were as follows:

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Bank deposits and other financial assets	$—	$1,132

The interest income recognized for the aforementioned bank deposits and other financial assets was $1 million for the year ended December 31, 2023.

c.
Compensation of key management personnel

The compensation of directors and other key management personnel for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
		(In Millions)
Short-term employee benefits	$321	$360	$352
Post-employment benefits	7	8	26
Share-based payment	2	2	1
Termination benefits	—	—	—
	$330	$370	$379

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

40.
PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, customs duties of the imported materials, warranties of contract performance or the trust account LED entrusts to Land Bank of Taiwan for fund control and property rights management.

	December 31
	2022	2023
	NT$	NT$
	(In Millions)
Property, plant and equipment	$2,403	$2,469
Restricted assets (included in other assets - others)	131	546
	$2,534	$3,015

41.
SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2023 were as follows:

a.
Acquisitions of land and buildings of $49 million.
b.
Acquisitions of telecommunications-related inventory and equipment of $21,758 million.
c.
Unused letters of credit amounting to $10 million.
d.
A commitment to contribute $2,000 million to a Piping Fund administered by the Taipei City Government, of which $1,000 million was contributed by Chunghwa on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000 million upon notification from the Taipei City Government.
e.
Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.
f.
Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177 million and SGD 51 million. As of December 31, 2023, Chunghwa had paid the amount of EUR 50 million (classified as prepayments - noncurrent).
g.
LED has signed the land presale contracts amounting to $4,244 million and has received $460 million in accordance with the contracts (classified as contract liabilities - current).
42.
SEGMENT INFORMATION

In response to changes in the operating environment and new business challenges, the Company launched its organizational transformation and redesigned the operational decision-making processes and the performance assessment under the new structure. The aforementioned organizational transformation was effective from January 1, 2022. The Company redefined the reportable segments as "Consumer Business", "Enterprise Business", "International Business" and "Others" and restated the corresponding items of segment information for the comparative period. The reportable segments are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

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

a.
Segment revenues and operating results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2021
Revenues
From external customers	$129,912	$69,258	$6,122	$5,186	$210,478
Intersegment revenues	2,857	1,693	961	340	5,851
Segment revenues	$132,769	$70,951	$7,083	$5,526	216,329
Intersegment elimination					(5,851)
Consolidated revenues					$210,478
Segment income before income tax	$27,528	$15,094	$1,246	$2,199	$46,067

Year ended December 31, 2022
Revenues
From external customers	$132,063	$72,152	$7,189	$5,335	$216,739
Intersegment revenues	2,166	952	864	348	4,330
Segment revenues	$134,229	$73,104	$8,053	$5,683	221,069
Intersegment elimination					(4,330)
Consolidated revenues					$216,739
Segment income before income tax	$28,505	$15,607	$1,694	$1,398	$47,204

Year ended December 31, 2023
Revenues
From external customers	$137,093	$73,005	$9,188	$3,913	$223,199
Intersegment revenues	2,626	1,014	995	406	5,041
Segment revenues	$139,719	$74,019	$10,183	$4,319	228,240
Intersegment elimination					(5,041)
Consolidated revenues					$223,199
Segment income before income tax	$28,907	$14,363	$2,141	$1,597	$47,008

b.
Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2021

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$(48)	$11	$272	$186	$421
Interest income	$7	$16	$5	$67	$95
Interest expenses	$131	$66	$7	$14	$218
Depreciation and amortization	$27,953	$9,700	$865	$698	$39,216
Impairment loss on right-of-use assets	$5	$382	$33	$—	$420
Reversal of impairment loss on investment properties	$—	$—	$—	$83	$83
Impairment loss on intangible assets	$29	$—	$—	$—	$29

For the year ended December 31, 2022

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$(43)	$23	$315	$147	$442
Interest income	$11	$28	$8	$202	$249
Interest expenses	$151	$83	$7	$22	$263
Depreciation and amortization	$28,703	$9,714	$1,114	$739	$40,270
Reversal of impairment loss on investment properties	$—	$—	$—	$107	$107
Impairment loss on intangible assets	$9	$—	$—	$—	$9

For the year ended December 31, 2023

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits of associates and joint ventures accounted for using equity method	$(129)	$29	$283	$70	$253
Interest income	$25	$58	$36	$499	$618
Interest expenses	$185	$94	$8	$32	$319
Depreciation and amortization	$28,699	$9,721	$1,354	$737	$40,511
Impairment loss on investment properties	$—	$—	$—	$336	$336
Impairment loss on property, plant and equipment	$249	$50	$—	$—	$299

c.
Main products and service revenues

The following is an analysis of the Company’s revenue from its major products and services.

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Consumer Business
Mobile services	$49,043	$51,821	$55,138
Fixed-line services	42,277	42,766	42,574
Sales	36,145	35,172	36,816
Others	2,447	2,304	2,565
	129,912	132,063	137,093
Enterprise Business
Fixed-line services	34,712	34,537	33,967
ICT business	22,299	24,248	24,697
Mobile services	8,446	8,942	9,119
Others	3,801	4,425	5,222
	69,258	72,152	73,005
International Business
Fixed-line services	5,008	5,063	5,389
ICT business	679	1,506	2,841
Others	435	620	958
	6,122	7,189	9,188
Others
Sales	4,335	4,553	3,034
Others	851	782	879
	5,186	5,335	3,913
	$210,478	$216,739	$223,199
d.
Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$204,473	$209,727	$215,265
Overseas	6,005	7,012	7,934
	$210,478	$216,739	$223,199

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, and Thailand for $3,212 million and $3,093 million as of December 31, 2022 and 2023, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.
Major customers

As of December 31, 2021, 2022 and 2023, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.