Form 20-F
period 2024-12-31
CHUNGHWA TELECOM CO LTD
filed 2025-04-16
CIK 1132924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

FISCAL YEAR ENDED DECEMBER 31, 2024

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

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars. For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2024 have been translated into U.S. dollar amounts using US$1.00=NT$32.79, set forth in the statistical release of the Federal Reserve Board of the United States on December 31, 2024. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 2, 2025, the exchange rate was NT$33.13 to US$1.00.

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

With respect to the special control measures relating to fee control, the NCC announced the promulgation of the “Primary Fees, Adjustment Coefficients and Years of Implementation for Price Cap Control Enforced on Significant Market Power in the Fixed Communication Network Voice Retail Service Market, Fixed Communication Network Broadband Retail Service Market and Fixed Communication Network Wholesale Service Market” on June 2, 2023, and the promulgation of the “Upper Limits on the Termination Rates for Voice Service over Fixed Network Provided by Significant Market Powers” on June 5, 2023, which constrain our ability to raise prices. On March 15, 2024, the NCC announced that, effective from April 1, 2024, the “monthly rental fee of broadband network circuit” were enforced to be reduced by “3.32% minus annual growth rate of the Consumer Price Index (CPI),” excluding the circuits of ADSL, that with download speed at and below 12 Mbps and that with download speed at 300 Mbps and above. For the fixed-line wholesale services, including the private circuits, broadband network wholesale circuits and internet interconnection bandwidth, the fees were enforced to be reduced by “5.09% minus annual growth rate of CPI,” excluding the circuits with download speed at and under 2 Mbps. The

NCC announced on July 17, 2024 that from 2025 to 2028, the “Upper Limits on the Termination Rate for Voice Service over Mobile Network Provided by Significant Market Powers” will be lowered, year by year, from the current NT$0.407 to NT$0.330 per minute, with an aggregate decrease of about 19%. See “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

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

The market landscape of the telecommunications industry in Taiwan is constantly changing. After two operators were merged in December 2023, the number of mobile network operators in Taiwan decreased from five to three, including us, and the degree of concentration of the telecommunication industry in Taiwan has been increasing. In 2024, our competitors have placed greater emphasis on integrating their network and customer service capabilities, among other areas. We anticipate that this integration may boost their competitiveness. We will be dedicated to meeting customer demands, driving revenue growth, and increasing 5G penetration, among other priorities. However, we cannot assure you that we can successfully manage these risks or develop effectively to maintain our market share and customer base, achieve economies of scale or sustain our profit margin under the increased market concentration. If we fail to do so, our business, results of operation and financial conditions may be adversely affected.

Our primary advantages lie in our leading 5G service and the design of effective tariffs. In 2024, the strategy of our mobile business was to focus on promoting the highest quality of 5G service to our customers. More customers upgrading to 5G plans will increase the possibility of raising our mobile services revenues. However, mobile network operators might offer aggressive programs to attract consumers, such as unlimited low-priced data plans. We cannot assure you that we will be able to constantly raise our revenues from mobile broadband services in light of the current market landscape, which could have a material adverse effect on our business prospects and our future results of operations.

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

Driven by emerging technologies such as artificial intelligence, or AI, Internet of things, or IoT, and cloud services, cybersecurity threats have evolved into multi-faceted mixed attacks. To improve and expand our services, we utilize third-party AI algorithms and models to power our intelligent customer and counter services. However, we do not have control over the stability of these external AI solutions. Any technical issues, service interruptions, or performance declines could adversely impact our business continuity and customer satisfaction. In addition, AI solutions are subject to hacking, spamming, viruses, software malfunction, and other computer vulnerabilities and technical glitches or maintenance failures, and we depend on the security protocols of these third-party partners to safeguard our systems as well as our customers’ and our data.

We establish the AI 2.0 Corporate Strategy Committee to build AI governance principles, such as transparency, protection of personal data, non-infringement, and traceability. Also, we diligently assess and partner with reputable third-party AI solution providers that have stringent security practices and pass certain required security certificates or standards. However, we cannot assure the sufficiency of these measures against cyber threats or operational failure. Should third-party AI solutions fall victim to cyber-attacks, our operations might be hindered, and our customers’ and our data could be exposed, tampered with, or lost, severely damaging customers’ rights, undermining our business and cause us penalties and financial losses. In addition, malware attacks, which are often imbedded into supply chain software, have become more frequent and diverse, and would adversely impact business services or privacy leakage.

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

We are constantly evaluating new growth opportunities. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable return. In addition, we may not be able to develop new technologies to effectively, competitively and economically deliver these services. In the era of 5G, AI and the information and communication technology, or ICT, realm, there could be more services beyond that of standard operators by delivering services via a B2B2X model, which is substantially dependent on the availability of applications and devices developed by third parties. If we fail to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected. In addition, we may need to cooperate with certain third parties to deliver these new services. To the extent that these third parties fail to perform their obligations, our services, financial condition and results of operations may be materially and adversely affected.

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

Taiwan is also susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters, including the effects of climate changes (such as drought, floods and increased storm severity), or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. In 2024, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$17.44 million (US$0.53 million). Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

Effects of climate change may result in potential adverse impacts on our business, financial conditions and results of operations.

Climate change presents a multifaceted risk landscape for our company. The escalating frequency and severity of extreme weather events, such as typhoons, floods, high temperatures and wildfires, pose a direct threat to our physical infrastructures, such as Internet Data Centers, or IDCs, and base stations, potentially leading to service disruptions and heightened operational costs associated with maintenance, repairs and replacements. Moreover, the global shift towards stringent climate change-related policies amplifies regulatory risks. Compliance with evolving international and industry standards as well as additional disclosure requirements incur costs and potentially strain financial resources. For example, the imposition of carbon fees or other regulatory fees in a jurisdiction where we operate could result in substantially higher compliance costs. In particular, in response to global climate change, Taiwan adopted the Climate Change Response Act (formerly known as the Greenhouse Gas Reduction and Management Act) in February 2023, which establishes the goal of achieving net-zero emissions by 2050 and introduced the carbon pricing system. Starting in 2025, Taiwan has imposed a carbon fee on specific industries with annual carbon emissions exceeding 25,000 tonne of CO2e. Although the telecommunications industry is not among the sectors subject to carbon fees, the imposition of any other regulatory fees and further legislative developments may increase our compliance costs or subject us to additional restrictions in our operations, which may adversely affect our financial condition. In addition, the requirements for climate-related disclosures continue to expand. Taiwan’s Financial Supervisory Commission (FSC) has announced that listed companies will be required to include climate-related information in their annual reports, aligning with the IFRS Sustainability Disclosure Standards in the coming future. We may need to take proactive steps to comply with regulations, which could result in additional costs and efforts. Furthermore, beyond immediate operational and financial impacts, there also exists higher market expectation for large enterprises like us to take more initiatives and responsibility. Failure to meet these expectations may result in reputational damage and a potential loss of customer trust.

We always commit to the adaptation and mitigation of climate change and reducing operational risks of our business. For example, we adopted the Task Force on Climate-related Financial Disclosure, or TCFD, in 2020. Since then, we have continuously disclosed information on governance, strategy, risk management as well as metrics and goals regarding climate-related risks and opportunities in our sustainability report and on our official website. We also set detailed carbon emission management targets to achieve the goal of 2045 net-zero emissions. Our carbon emission management targets include achieving a 50% reduction of scope 1 and 2 carbon emissions by 2030 compared with the level in 2020, and using 100% renewable energy for IDCs by 2030 and for the Company by 2040. For further initiatives and measures we adopt in response to climate-related challenges, please refer to “Item 4. Information on the Company — B. Business Overview — Corporate Responsibilities: Environmental, Social and Governance (ESG) Initiatives.” However, we cannot assure you that we will be successful in achieving these goals or transitioning to low-carbon operations as we have committed. If we fail to do so, our business, financial conditions, results of operations and reputation may be adversely affected.

Our long-term international bandwidth supply may be disrupted by unexpected delays for new international submarine cables.

The complicated permitting processes have caused unexpected delays on operation and construction. In particular, the construction of our new submarine cable, Southeast Asia-Japan 2 Submarine Cable, or SJC2, which connects various countries in the Asia Pacific region, has been delayed unexpectedly. The target service commencement date was pushed back to the second quarter of 2025, which is almost three and a half years later than the original plan.

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

The telecommunications industry in Taiwan has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we need to constantly upgrade our telecommunications technologies and services to respond to evolving industry conditions and customer requirements, rendering some less advanced technologies obsolete. The cost of implementing new technologies, such as the use of AI and machine learning, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future to effectively respond to technological changes to meet the increasingly robust high-bandwidth requirements of digital convergence services. After obtaining 5G mobile broadband services spectrum, we started our 5G network construction. Our ability to obtain additional financing will also depend on a number of factors. These factors include, but are not limited to, our financial condition, results of operations, financing cost, telecommunications industry conditions, financial market conditions, and relevant government and other regulatory approvals. Furthermore, failure to comply with covenants in our debt documents or repay debts when due may negatively affect our credit ratings, which will cause our financing costs to increase and weaken our fundraising capabilities, further affecting our liquidity position and financial condition.

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

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized an impairment loss for investment properties, property, plant and equipment, as well as intangible assets in the past. In 2024, we concluded that the recoverable amount representing the fair value less costs of disposal of investment properties was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$139.2 million (US$4.2 million) for investment properties.

Furthermore, we cannot assure you that we will be able to maintain control of and consolidate the results of operations of our minority-owned subsidiaries. For example, we consolidated the results of operations of SENAO because we have remained in control over SENAO’s relevant activities and the governance of the entity. Please refer to Note 3 and Note 15 to our consolidated financial statements included in this annual report for details. We might be unable to maintain control over SENAO’s relevant activities, which could adversely affect our consolidated results of operations and ability to meet the operating results guidance that we have projected.

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

As of December 31, 2024, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

Any outbreak of contagious diseases, such as COVID-19, influenza, Zika virus, dengue fever or Ebola virus, may disrupt our ability to adequately staff our business and disrupt our operations. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to implement a work-from-home or quarantine policies. Any such outbreak may also restrict the extent of economic activity in affected regions as governments may adopt measures such as travel restrictions and quarantine policies to combat the diseases, and the relevant effects may last for a long time. The resurgence or occurrence of any contagious diseases and the adoption of similar measures may have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2024. PricewaterhouseCoopers, Taiwan has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We are also required to and have policies in place to comply with various ROC and U.S. laws and regulations on internal controls. However, our internal controls, including policies and procedures, may not prevent or detect misstatements or misconduct because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, fraud or corruption.

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

Our business depends on economic growth, and we conduct our major operations and businesses in Taiwan. We cannot assure you that the economic conditions in Taiwan will continue to improve in the future, and any uncertainty or further deterioration in Taiwan’s economic conditions could have a material adverse effect on our financial condition and results of operations. In addition, Taiwan’s economy is highly dependent on the global technology industry. Although we have adopted a variety of measures to mitigate risks associated with the global ICT and technology industry, any downturn in the global ICT and technology industry, including but not limited to, global supply chain disruption, tariff increases and trade barriers, interest rate fluctuation, inflation or deflation and changes in economic, fiscal and monetary policies in major economies, exchange rate fluctuation and risk of recession may have a material adverse effect on Taiwan’s economy, which in turn could adversely affect the demand for our products and services.

There are also concerns over tensions, armed conflicts, wars, civil unrest, political instability and geopolitical uncertainty in various regions, such as Russia-Ukraine War, Israel-Palestine Conflict, the Middle East, and Asia Pacific, which have resulted or could result in increased economic volatility and in increased costs of cybersecurity and network maintenance. The economic slowdown in Mainland China and the uncertainties in U.S. policies could also have a material adverse effect on economies around the world. In particular, there have been increasing concerns over the global economic slowdown, disputes between the U.S. and Mainland China and global climate change issues, all of which could cause turbulence in the international and Taiwan’s financial markets and the global technology industries. Although we conduct the majority of our operations and generate the majority of our revenues in Taiwan, any slowdown in global economic growth may materially and adversely affect our financial condition, results of operations and prospects.

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

In response to the rapidly evolving industry in which we operate, we need to continuously attract and retain skilled technical personnel, and we also depend on the continued service of our executive officers. Our business could suffer if we fail to attract qualified personnel or adequately replace them, and thus lose the services of any of these personnel. In particular, we could not afford the loss of any of our talents since attracting qualified talents is increasingly difficult. Moreover, any expansion by industry players may intensify the demands for qualified and experienced personnel in the Taiwan telecommunications industry. All the major three telecom operators in Taiwan, including us, are expanding the ICT business in areas such as cybersecurity, cloud, AIoT, IDC, AI, and big data analysis and may increase the number of their employees as part of this expansion. In addition to telecom operators, some computer design companies and manufacturers are also expanding their business into these areas and have been recruiting information technology-related employees as well. We may also need to increase employee compensation levels to attract and retain personnel, which in turn could result in an increase in our operating costs. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services and harm our reputation.

We face substantial political risks associated with doing business in Taiwan, particularly due to domestic political events and the tense relationship between the ROC and the People’s Republic of China, which could adversely affect our financial condition and results of operations.

Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our common shares and the ADSs may be affected by changes in ROC governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan, which are outside the control of us.

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

Starting in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with the Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate the projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase overtime. Although our operating income, net income and EPS exceeded our expectations in 2024, our financial results will depend on future developments, which are highly uncertain and cannot be predicted.

Our results of operations and financial condition under Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2024 that are expected to be declared at our 2025 annual general stockholders’ meeting are calculated based on Taiwan IFRSs.

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

Our common shares are traded on the Taiwan Stock Exchange, or the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the U.S. and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In 2024, the TWSE Index reached a low of 17,161.79 on January 17, 2024, and peaked at 24,390.03 on July 11, 2024. On April 2, 2025, the TWSE Index closed at 21,298.22. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

According to the TMA, which was effective from July 1, 2020 (excluding certain articles regarding frequency allocation that was set effective from November 1, 2020), the total amount of our shares directly held by foreigners shall not exceed 49%, and the total amount of our shares directly and indirectly held by foreigners shall not exceed 60%. As of April 2, 2025, foreign direct holdings of our outstanding share capital was at approximately 15.67%. If we fail to comply with the applicable foreign ownership limitations, the network establishment approval granted to us may be abolished. We cannot predict the manner in which the NCC will exercise its authority over us in the case of a violation, or whether the NCC will lower the foreign ownership cap at any time.

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

We enjoy leading positions across a number of areas in terms of both revenues and customers. We are Taiwan’s largest service provider in fixed communications and mobile communications. As for the IPTV service, our MOD service is the largest video platform in Taiwan in terms of the number of customers. In 2024, our revenues were NT$230.0 billion (US$7.0 billion), our consolidated net income was NT$38.5 billion (US$1.2 billion) and our basic earnings per share was NT$4.79 (US$0.15).

In 2024, we made capital expenditures totaling NT$28.8 billion (US$0.9 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

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

Broad network coverage. In order to provide higher bandwidth services for our customers, we have been constructing our fiber to the x, or FTTx, network since 2003. We have successfully migrated many of our customers to higher-speed FTTx service. As of December 31, 2024, network coverage of FTTx with speeds of 1 Gbps and higher was approximately 94.5%. In addition, our 4G/5G mobile communications networks provide nationwide coverage. Our large mobile spectrum allocation, together with our extensive network coverage, positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential and public areas with high subscriber density and usage, such as business districts, transportation hubs, airports and convenience stores. We aim to provide seamless broadband connections to better serve our customers.

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

In 2024, we obtained several international awards which recognized our strong operational capabilities, service quality and ESG practices. We were ranked in the top 2% of the “World’s Most Sustainable Companies of 2024” by TIME Magazine, attaining the first position in the Asia-Pacific telecom industry. We stood out as the only Taiwanese telecom operator in Newsweek’s “World’s Most Trustworthy Companies 2024” list. We were once again included in the Dow Jones Sustainability World Index and ranked as one of the top-rated companies in the global telecom industry. We were also the only telecom company reaffirmed by S&P Global Ratings with the highest long-term issuer credit rating (AA). Furthermore, we not only once again received MSCI ESG “AA” rating but also secured The Asset ESG Corporate Jade Award from The Asset for four consecutive years and won “Sustainable Asia Award” and “Best Investor Relations” from Corporate Governance Asia magazine. In addition, we were recognized by Speedtest as Best Mobile Coverage in Taiwan for seven consecutive years and Fastest 5G network for four consecutive years. Moreover, we were recognized with fourteen championships in Taiwan by Opensignal.

Professional management and outstanding talents. Our management and employees have extensive operating experience and technical knowledge for the future growth of emerging businesses. We also believe we will continue to attract and retain high-quality information technology and marketing talents.

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

Furthermore, we signed an exclusive distribution agreement for OneWeb Low Earth Orbit, or LEO, and SES Medium Earth Orbit, or MEO, satellite services in November 2023 and August 2024, respectively, which will enhance the resilience of our communication network. Our strategy is to invest in or acquire emerging growth companies to further expand our business to retain our leading position in the future, such as cybersecurity, IDC/cloud and AIoT strategic businesses. We will continue to construct facilities of data center and cloud services and will cooperate with international public cloud service providers, including Google Cloud Platform, or GCP, Amazon Web Service, or AWS, and Microsoft Azure, to deliver hybrid cloud solutions to enterprise customers in order to be a leading IDC and multi-cloud service provider in Taiwan. In addition, we will continue to construct new submarine cables linking the U.S. and Asia-Pacific region, as well as expand the bandwidth of outbound connections and enhance network strength to attract more OTT services providers to increase their investments in Taiwan.

Advanced network technology. By the end of 2024, more than 94.5% of households in Taiwan can enjoy ultra-fast connectivity with our FTTH network. We will still expand FTTH network coverage of households in 2025, based on the requirement of ultra-fast connectivity service in Taiwan. In 2024, we also continued to enhance our 4G/5G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market. We have developed Multi-access Edge Computing, or MEC, technology and successfully launched it to the market, enabling us to maintain a market-leading position in the 5G private network.

Research and development expertise. In 2024, our research and development expenses accounted for 1.8% of our revenues. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses” for descriptions about areas of our research and development. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

We will adopt a management approach focused on being streamlined (refining product value and simplifying processes), pragmatic (optimizing resource allocation and enhancing efficiency), and intelligent (deepening AI applications and boosting synergy). Our primary goal is stable revenue and profit growth, with a strong emphasis on expanding into emerging markets and adopting new technologies. We are committed to steadily progressing towards our vision, delivering exceptional operational results, and continuously creating greater value for our customers, strategic partners, shareholders and employees.

Consistent with our strategic objectives, we have developed the following business strategies:

Drive expansion and growth based on our core strengths

We endeavor to maintain our strong market position in telecommunication business and seek to expand the scope of our business beyond network services by offering service platforms and VAS to capture new opportunities and generate revenue growth, such as IoT platforms and cloud platforms. We also continue to enhance our MOD/OTT service video platform, which offers digital contents, live broadcasting and subscription video on demand, or SVoD, services.

Broadband services: We strive to maintain our broadband market share and enjoy the increase of ARPU for our FTTx internet services. We believe customer demands owing to digital transformation will continue and we will grasp those opportunities from the trend. Over the years, we are continuously encouraging more migration of our FTTx subscribers to higher-speed FTTx service to further enhance our ARPU. We continue to build our FTTH infrastructure, and we believe these efforts will help us maintain our advantages in broadband services. A high-quality fixed broadband network is also essential for our high-definition MOD services.

Video services: We provide attractive and user-centric entertainment experience for our customers by offering 4K high-quality videos, self-selected channel mechanisms and multi-screen options on MOD and 5G service on Hami Video. We also expect to further expand our contents and applications to serve more customers by enhancing the partnerships with our key content providers. In 2024, we secured the broadcasting rights for the Paris Olympics and the 2024 WBSC Premier12, resulting in record-breaking viewership and subscription growth. Additionally, we made further investments in localized content and co-productions with international partners to strengthen our content portfolio. Moving forward, we will continue the successful strategies to further expand our video business.

Mobile Communications: We successfully launched 5G services in Taiwan in 2020. Our strategy for mobile services includes the following initiatives:

•
with a high quality 5G network, integrating digital life value-added services and innovative offerings to boost 5G penetration rate and ARPU;
•
reallocating resources to drive mobile subscriptions toward premium plans;
•
achieving the highest 5G penetration rate by encouraging customers to upgrade to 5G plans with incentives like Hami Points, phone discounts and bonus data;
•
leveraging big data analytics to identify and target high-potential customers;
•
offering a variety of plans to cater to different needs; and
•
strengthening our technology capabilities such as 5G, AI, LTE Cat-M1, Narrowband IoT, MEC while collaborating with potential business partners to develop advanced 5G solutions and AIoT service.

ICT business: Leveraging our core telecommunication infrastructure and services to expand ICT services, we aim to become a leading provider of smart life and an enabler of digital economy, and to expand international business. In order to drive the development of multiple emerging ICT services (e.g., smart city, smart manufacturing, smart health, smart environment and smart transportation), we focus on high-quality platforms, building customer-centric ecosystems with key partners, and making strategic investments, mergers and acquisitions. With the strength and reliability of our technologies and services, we will gain a competitive edge to continue expanding our ICT business in the future.

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

Improve operational and cost efficiency

We continue to focus on cost control and improve our operational and cost efficiency by leveraging our IT capabilities and cloud resources to enable more advanced networks:

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

In particular, we primarily use and integrate AI technology in our operation to optimize our cost efficiency in the following ways:

•
smart customer support: we have adopted AI-powered contextual Q&A chatbots that quickly respond to customer inquiries. These systems efficiently handle repetitive questions, reduce the workload of customer service agents, and enhance overall service efficiency and customer satisfaction.
•
network operations and maintenance: the AI decision tree learning mechanism predicts potential optical interface degradation trends, proactively diagnoses the root causes of end-to-end network data service problems, detects potential issues and intervenes at an early stage, which together enhance our overall operational performance.
•
software engineering: AI is utilized to produce essential software engineering documentation and code, thereby accelerating development cycles and enhancing productivity.
•
smart energy management system: we have independently developed an AI-powered smart energy management system to predict air conditioning energy consumption and adjust temperature control strategies to optimize energy savings in multiple data centers.
•
incorporate AI and machine learning into our operations through partnerships with mobile network equipment providers: We use AI to predict network load and automatically switch the network to deep sleep mode without affecting user experience.

By leveraging AI technologies, we have achieved significant cost savings while enhancing operational efficiency across various domains. Our long-term goal is to optimize our capital expenditures by focusing on investing in innovative products and services with attractive return profiles. We continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies. We will continue to leverage our core telecommunication infrastructure and services to expand the ICT business, including 5G services, IDC services, PSTN migration, international submarine cable services, cloud services, total enterprise solutions and government projects.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in growth areas and proactively deploy new technologies and services through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. In 2024, we continuously engage in strategic collaboration with leading domestic and foreign companies and organizations to diversify our business operations and enhance our service offerings. In 2024, we concluded a memorandum of understanding, or MOU, with Fujitsu in January 2024 for a two-year strategic partnership, with the aim of jointly studying the establishment of a network utilizing the All-Photonics Network (APN) technology based on the IOWN initiative in Taiwan. Furthermore, in August 2024, we cooperated with NTT Corporation to activate the world’s first International IOWN APN between Taiwan and Japan based on the MOU signed in October 2023 to accelerate the IOWN evolution. In June 2024, we joined the Groupe Speciale Mobile Association (GSMA) Open Gateway, a framework of common network Application Programming Interface (APIs) designed to provide universal access to operator networks for developers. Furthermore, we independently developed two communication fraud prevention APIs and became the first telecommunications operator in Taiwan obtaining the GSMA Open Gateway certification in December 2024.

Acquisition and Investments. We have focused our acquisition strategy on making strategic acquisitions of companies that we believe to be fulfilled our long-term strategic goals. We have focused our investment strategy on the development of new businesses and the enhancement of our operational efficiency, especially the aspects of AI, 5G and ICT services. Recently we have entered into the following notable transactions:

We strengthen our advantages in the public cloud business and generative AI technology through investing in iKala Global Online Corp., or iKala, in February 2024, from which we can further leverage its leading GCP cloud business, cloud SaaS services, such as MarTech, and generative AI technology.

We, in February 2024, established a wholly-owned investment subsidiary dedicated to handling fundraising and providing investment management and management operations consulting services for cultural content industry funds. With the establishment of such subsidiary, we expect to enrich our IPTV Streaming Service business, explore Taiwan's high-quality film and television audio, cultural creativity and cultural technology, and build a cultural content IP ecosystem.

The Board of Directors also approved an investment of US$30 million in Taiwania Hive Technology Fund L.P. (TWTF) in February 2024. This investment is aimed at capitalizing on the digital transformation trend in Southeast Asia, connecting Taiwan's technologies and talents to the region, and exploring potential businesses opportunities.

Moreover, to expand our business into European market, we established a wholly-owned subsidiary, Chunghwa Telecom Europe GmbH, in Germany in July 2024. Through this subsidiary, we plan to provide ICT services and explore business opportunities in Europe.

Going forward, we will focus on driving the growth of the digital economy and foster innovation across key businesses sectors. We will continue to explore opportunities in equity investments and strategic acquisitions that enhance our core competitiveness and align with our long-term strategic goals. By cooperating with other companies and leveraging our advantages, we strive to gain market share in the AI, 5G, AIoT, cybersecurity, IDC/Cloud Computing and cultural media industry. Furthermore, we will continue to explore opportunities to strengthen our cooperation with companies in the ASEAN countries, including in telecommunication business and smart city ICT businesses.

Maintain focus on maximizing stockholder value

We commit to maximizing stockholder value and intend to maintain a sustainable dividend policy. Under the ROC Company Act, companies are allowed to distribute special cash dividends from capital surplus. In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in February 2025, our payout ratio was 104.21% in 2024 earnings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

We have three segments that we operate and manage as strategic business units: consumer business, enterprise business and international business, which provide mobile services, fixed-line services, ICT business, sales and other services.

Consumer Business

Our consumer business strategically focuses on individual- and home-centric businesses, such as mobile, fixed broadband, Wi-Fi, IPTV (MOD) and OTT services. To create value for our customers and provide better customer experiences, we offer FTTx and ADSL services and enhance customer internet surfing experiences through our value-added services that leverage our Wi-Fi advantage as well as IPTV (MOD) and OTT (Hami Video) offerings. We have the largest mobile subscriber base in Taiwan with solid network performance. We are the largest internet service provider, or ISP, and also own the largest video platform in Taiwan.

Enterprise Business

Our enterprise business focuses on creating synergy and enhancing our integrated ICT services. It also promotes the development of emerging businesses, which focus on IDC, cloud, cybersecurity, 5G+AIoT, big data, AI, enterprises’ digital transformation and system integration. We have a large customer base of high-quality enterprises, including those who do both business-to-business and business-to-consumer business. Our enterprise business team identifies market insights to provide a variety of enterprise business-related services to satisfy our customers. We are the largest IDC services provider in Taiwan, with an IDC market share of more than 70%, as well as the leading cybersecurity service provider in the market.

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

Mobile Services

We are Taiwan’s largest provider of mobile services in terms of both revenues and subscribers. In 2022, we generated revenues of NT$61.1 billion, or 28.2% of our total revenues, from mobile services. In 2023, we generated revenues of NT$65.0 billion, or 29.1% of our total revenues, from mobile services. In 2024, we generated revenues of NT$67.0 billion (US$2.0 billion), or 29.1% of our total revenues, from mobile services. The growth in mobile service revenues was primarily driven by an increase in subscriber numbers and upsell resulting from a steady 5G migration in 2024, as well as the recovery of roaming services since the second half of 2023.

We drove 5G migration in a steady manner. In addition, as we focus on creating value for customers, our postpaid ARPU (excluding IoT) per month increased from NT$547 in 2023 to NT$553 in 2024.

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
Postpaid ARPU(1) for mobile service	525	547	553

(1)
Postpaid ARPU is calculated by dividing the consolidated mobile service revenues (excluding IoT and prepaid revenues) by the average number of postpaid subscribers during the month (excluding IoT).

We remain the largest mobile operator in Taiwan in terms of revenues and number of subscribers. We had approximately 1.1 million mobile customers, excluding IoT SIMs, and a market share of approximately 38.0% in terms of total mobile customers (excluding IoT) and approximately 40.4% in terms of total mobile services revenues in Taiwan as of December 31, 2024.

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

The following table sets forth information regarding the mobile subscribers and mobile revenues of Taiwan, as well as the churn rate of our Company for the periods indicated.

	As of or for the Year Ended December 31
	2022	2023	2024
Taiwan population (in thousands)(1)	23,265	23,420	23,400
Total mobile revenues in Taiwan (in billions)(2)	NT$160.9	NT$167.3	NT$170.4
Churn rate(3)	0.90%	1.39%	1.36%

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

The total mobile customers (excluding IoT) in Taiwan had reached approximately 29.7 million as of December 31, 2024. The overall mobile services market experienced an increase of 1.9% in revenues in 2024, mainly driven by the steady 5G migration and the recovery of roaming services since the second half of 2023.

We offer incentives, such as mobile handset subsidies and rewards points for immediate purchase, when new customers agree to sign a service contract with us or when existing customers renew their contracts with us, ranging from 12 months to 60 months.

Our tariffs for postpaid mobile customers primarily consist of usage fees and monthly fees. We also offer loyalty programs, which are our membership projects to offer a number of benefits, including gift redemptions and other rewards, to encourage subscription to our 5G mobile service.

As of December 31, 2024, we had approximately 1.4 million prepaid subscribers, representing approximately 12.0% of our total mobile customers. Prepaid subscribers do not pay monthly fees. Instead, they pay higher usage charges per second. Once the prepaid balance is fully utilized, subscribers can top up their accounts to continue using the service. Alternatively, they have the option to switch to a postpaid plan while retaining their existing telephone number.

Fixed-line Services

In 2022, we generated revenues of NT$82.4 billion, or 38.0% of our total revenues, from fixed-line services. In 2023, we generated revenues of NT$81.9 billion, or 36.7% of our total revenues, from fixed-line services. In 2024, we generated revenues of NT$81.7 billion (US$2.5 billion), or 35.5% of our total revenues, from fixed-line services. The decline in fixed-line services revenues was mainly due to the decreased voice revenues, partially offset by the increase of data communication and broadband access revenues.

Fixed-line services are one of our principal businesses. Our fixed-line services include fixed broadband services, fixed voice services, leased line services, video services and satellite services.

Fixed broadband services: our fixed broadband services mainly consist of broadband access, data communication services and Wi-Fi services.

We provide broadband access through connections based on our FTTx and ADSL technologies. Our revenues from our broadband access services in 2022, 2023 and 2024 were NT$19.2 billion, NT$19.6 billion and NT$21.2 billion (US$0.7 billion), respectively. Over the years, we are continuously expanding our high-speed FTTx household coverage and encouraging more migration of our FTTx subscribers to higher-speed FTTx service. The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
ARPU for broadband services per month(1)	766	774	788
ARPU for FTTx services per month(2)	831	836	846

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

Our overall broadband ARPU increased in 2022, 2023 and 2024, mainly due to the demand for broadband speed upgrades, which further propelled the growth of higher-speed service adopters.

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. We are the largest ISP in Taiwan, with a subscriber market share of 55.1% in Taiwan as of December 31, 2024. As of the same date, approximately 83.1% of our broadband customers were also HiNet subscribers, using HiNet as their ISP, and 92.0% of our FTTx service customers subscribed HiNet ISP service. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2022	2023	2024
	(in thousands)
Total internet subscribers in Taiwan	6,897	7,097	7,398
HiNet subscribers:
HiNet FTTx subscribers	3,479	3,526	3,591
HiNet non-FTTX subscribers	533	506	483
Total HiNet subscribers	4,012	4,032	4,074

We also provide Wi-Fi services. As of December 31, 2022, 2023 and 2024, we had a total of approximately 3.0 million, 3.0 million and 2.8 million residential and enterprise customers that leased our access points, respectively. We also provide home Wi-Fi devices rental services, and the number of home Wi-Fi devices continued to increase by 36.8% year-over-year.

Fixed voice services: our fixed voice services mainly consist of local telephone, domestic long distance telephone and ILD telephone services.

We are the leader of the local telephone service market, with an average subscriber market share of approximately 91.4%, 91.4% and 91.4% in 2022, 2023 and 2024, respectively. Total revenues from local telephone services comprised 10.5%, 9.5% and 8.7% of our total revenues in 2022, 2023 and 2024, respectively. As for the domestic long distance telephone services in Taiwan, total revenues from domestic long distance telephone services comprised 0.8%, 0.7% and 0.6% of our total revenues in 2022, 2023 and 2024, respectively. The decreasing trend of local telephone service and long distance telephone service was mainly due to the migration to mobile services and increased use of VoIP applications.

We also provide ILD telephone services in Taiwan, primarily international direct dial services and wholesale of ILD traffic. Total revenues from ILD telephone services comprised 0.8%, 0.8% and 0.7% of our revenues in 2022, 2023 and 2024, respectively. This decreasing trend was mainly due to our strategy to reduce low-margin contracts.

Leased Line Services: We are the leading domestic leased line services provider and the leading international leased line services provider in Taiwan, primarily offering exclusive lines that allow point-to-point connection for voice and data traffic.

Our local and domestic long distance leased line services revenues were NT$4.2 billion, NT$4.3 billion and NT$4.2 billion (US$0.1 billion) in 2022, 2023 and 2024, respectively. Revenues remain relatively stable year-over-year and we continue to migrate customers to higher-speed services.

Our international leased line services revenues were NT$2.4 billion, NT$2.7 billion and NT$2.6 billion (US$80.1 million) in 2022, 2023 and 2024, respectively. The slight decrease in revenues in 2024 was mainly due to the change in international customers’ demands.

Video Services

By leveraging video streaming technology via set-top boxes connected to our FTTx data networks, our MOD customers can enjoy TV channels, video-on-demand (VOD), OTT services, and other offerings. As of December 31, 2024, we provided 192 channels, including 190 HD channels and two 4K channels, along with more than 48,000 hours of on-demand video streaming. In addition to our standard packages, we also offer SVOD services for films, dramas, anime series, kids’ content and variety shows. Since 2017, our MOD platform has effectively delivered OTT services, including KKTV and Netflix. Our own OTT platform, Hami Video, offers Pay-Per-View, SVOD, channels, and other services to end users. As of December 31, 2024, subscriptions to our video services, including MOD (IPTV service) and Hami Video (OTT service), surpassed 3 million. We continue to see growth in our tiered pricing channel packages and digital convergence offerings.

Our MOD revenues were NT$3.7 billion, NT$3.7 billion and NT$3.7 billion (US$0.1 billion) in 2022, 2023 and 2024, respectively. The stable revenue trend from 2022 to 2024 was primarily driven by a consistent customer base and ARPU. We have introduced optional service packages with customized subscriptions to better meet our customers’ preferences. In light of a highly competitive market, we will continue to strengthen our customer stickiness by investing in high-quality content across our various platforms. This strategy will help us maintain our position as the largest video platform in Taiwan.

Satellite Services

We entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite for 15 years. As our ST-2 satellite is in good operating condition, the expected lifespan is extended for another three years and three months after evaluation in 2021. Please refer to Note 40 to our consolidated financial statements included elsewhere in this annual report for further details.

In addition, we have two satellite communication centers with geographical redundancy to ensure uninterrupted TV broadcasts, satellite VAS and backup systems in responding to major emergencies. We also provide satellite services in Southeast Asia.

In March 2023, we entered into a new agreement with Singapore Telecommunications Limited to jointly invest in a new satellite project to upgrade and replace our aging ST-2 satellite. This collaboration enables us to provide all the services and capabilities of the current generation and significantly improve service quality and capabilities. Furthermore, in April 2025, we entered into an agreement with Astranis Space Technologies Corp. to introduce a dedicated micro-geostationary orbit, or micro-GEO, service to Taiwan. These collaborations have enhanced our network resilience and enable us to provide comprehensive network services.

In November 2023, we signed an exclusive distribution partner agreement for OneWeb LEO satellite services with Eutelsat Group, ushering in a new era of satellite connectivity in Taiwan. Integrating OneWeb services to our solutions will enhance resiliency and complement terrestrial fixed, mobile networks, submarine cables and microwave communication services for government and enterprise clients. In December 2023, we obtained the frequency allocation qualification for fixed-satellite services from the Ministry of Digital Affairs, or MODA, for OneWeb services. In August and November 2024, the NCC approved our operating plan and network establishment plan, respectively. In November 2024, MODA issued the OneWeb fixed-satellite frequency use certificate. It is expected to complete audit of lawful interception and network systems in the first half of 2025, and then start the OneWeb commercial services in Taiwan.

In August 2024, we signed an exclusive partnership contract with SES for Medium Earth Orbit (MEO) satellite services in Taiwan. The introduction of SES’s MEO services also marks an important milestone in achieving multi-orbit constellation communication services. In December 2024, we acquired the frequency allocation qualification for fixed-satellite services for the MEO services.

ICT Business

In 2022, we generated revenues of NT$26.1 billion, or 12.1% of our total revenues, from ICT services. In 2023, we generated revenues of NT$28.6 billion, or 12.8% of our total revenues, from ICT services. In 2024, we generated revenues of NT$32.9 billion (US$1.0 billion), or 14.3% of our total revenues, from ICT services. The growth in ICT services revenues was mainly due to the rising demand for IDC, cloud, cybersecurity, big data and integrated ICT solutions from our clients.

By integrating various technologies, such as cloud computing, cybersecurity, big data analysis, IoT, generative AI, and accelerating emerging services, we provide customized ICT total solutions to enable our enterprise customers to improve efficiency and enjoy smart life.

We saw increasing occupancy in our highest-rated IDCs, driven by strong potential demand. In response to the growing demands for AI applications, we continue to expand our IDC business by building AIDCs to deliver AI computing power.

We are also a cloud service provider. Our CHT cloud service is a multi-cloud network convergence service. With a high-quality global network as the basis for all cloud services, it integrates our self-developed cloud service, hicloud, and other public cloud services, including Amazon Web Services, Microsoft Azure, and Google Cloud Platform.

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

In terms of “5G AIoT” application services, we are actively launching many vertical application products and services in the fields of smart transportation services, energy management services, video surveillance, smart healthcare, and smart buildings. Our 5G service can accommodate a large number of IoT devices for data transmission with excellent efficiency and stability, and provides Cellular-based Vehicle Probe, or CVP, traffic sign optimization, solar system management and rural area telemedicine with low latency characteristics.

Leveraging our expertise in big data analytics and AI technology, we build big data analysis platforms to assist our customers in AI model development and management. These AI models are used in cloud services and intelligent customer support, as well as across industries such as government, manufacturing, healthcare and finance.

Sales

We engage in the distribution and sales of mobile handsets and wearable devices on our mobile network to customers through our directly-owned stores, our online store, SENAO, and also through third-party retailers. See “Marketing Strategy” and “Sales and Distribution” in “—Marketing, Sales and Distribution.”

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Interconnection fee revenues:
Fixed line	0.6	0.5	0.4	12.2
Mobile	0.5	0.4	0.3	9.6
Interconnection costs:
Fixed line	0.4	0.3	0.3	7.8
Mobile	0.9	0.7	0.7	20.6

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.28 per minute during peak times and NT$0.08 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers has been NT$0.3575 per minute during peak times and NT$0.1722 per minute during off-peak times since January 2024. However, pursuant to the notice issued by NCC, the interconnection fees of local telephones, domestic long-distance or international calls, and mobile-to-fixed-line calls should be decreased gradually from June 5, 2023 to December 31, 2026. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

Our mobile interconnection revenues and costs decreased from 2022 to 2024, mainly due to (i) a year-over-year decrease of our mobile interconnection rate, as required by the tariff adjustment rules promulgated by NCC and (ii) the decreasing traffic volume attributable to VoIP substitution. Under the tariff adjustment rules, our mobile interconnection rate decreased from NT$0.525 per minute in 2021 to NT$0.407 per minute in 2024.

Fixed interconnection costs decreased from 2022 to 2024, mainly due to the reduction of mobile interconnection rate for fixed-line-to-mobile calls and the decreasing traffic volume attributable to VoIP substitution.

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
•
distribution channels: we seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, to expand our sales channels more effectively, we also implement an external sales agent system by collaborating with SENAO, Synnex Technology and International Corporation, enabling us to get closer to every customer. In addition, we have set up an online store for years to improve our operational efficiency and to reach more young people.

•
branding: Chunghwa Telecom has been a well-known household brand with nationwide infrastructure and service centers. In order to fulfill our brand commitment, “Always Ahead,” we have always acted in accordance with the highest corporate governance standards. Our focus on meeting customer demand and satisfaction has generated additional value for shareholders. Our long-term primary focuses are “Supporting Disadvantaged Social Groups,” “Corporate Sustainability Development” and “Global Environmental Compliance.”

Sales and Distribution

As of December 31, 2024, we had 17 operations offices for operations, 442 service centers and 14 customer service call centers for sales and customer service. In addition, we have simplified transaction process on our online store to improve customers’ experience, and we enhanced our service efficiency by increasing digital channel access of contactless transactions.

We also had 240 SENAO exclusive service stores as of December 31, 2024. Our investment in SENAO continues to enhance our mobile handset distribution and sales capabilities in which customers can subscribe to our broadband service, MOD service and other services at SENAO retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and SENAO about our business cooperation.

Competition

We face competition in virtually all aspects of our business.

Mobile Services

In December 2023, two mergers were completed. As a result, the number of mobile network operators in Taiwan decreased from five to three, including us. All of these three operators have 4G and 5G mobile broadband licenses. Additionally, nowadays mobile operators are expanding their business beyond basic mobile services to encompass other value-added services such as media, cloud, cybersecurity, and IoT solutions, with a goal to provide subscriber with a holistic digital experience to increase customers' stickiness.

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
•
leased line services: major competitors in this field are three fixed line operators, namely Taiwan Fixed Network Co., Ltd, New Century Infocomm Tech. Co., Ltd. and Far EasTone Telecommunications Co., Ltd. The leased line services providers primarily focus on the basis of price and the bandwidth speed of services.
•
video services: major competitors in this field include six cable TV MSOs, 21 independent cable TV operators as well as OTT service providers. These service providers focus on price and multimedia content.

ICT Business

We leverage our technology capability to provide comprehensive ICT services. In terms of IDC business, we are the leading IDC service provider in Taiwan with more than 70% market share. We offer the best IDC service quality, and our major competitors include Far EasTone, Taiwan Fixed Network and Acer Cyber Security.

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

Our major competitors in AIoT application services are telcos and system integration service providers.

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

Approximately 11,883 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2024.

Transmission Networks

As of December 31, 2024, our transmission networks consisted of approximately 2.96 million fiber kilometers of fiber optic cable for trunking and approximately 12.43 million fiber kilometers of fiber optic cable for local loop.

Due to the emergence of Packet Transport Network, or PTN, technology, a cost-effective method for transmitting data services, we began the deployment of PTN in 2013. Due to the high utilization of our existing Re-configurable Optical Add-Drop Multiplexer, or ROADM, network, we began to introduce Optical Transport Network, or OTN, to meet the demand of 100 Gbps per wavelength services in 2014. After completing a trial of per-wavelength transmission rates of 200 Gbps, we began to introduce the technology of 200 Gbps per wavelength in our OTN network in 2018 and 400 Gbps per wavelength in 2024. We had deployed 1,200 wavelength for 100 Gbps, 351 wavelength for 200 Gbps and two wavelength for 400 Gbps in the OTN network and 29,900 GbE in the PTN network by the end of 2024.

As part of our strategic focus on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high-speed internet access and VPN. As of December 31, 2024, we have constructed approximately 12.03 million FTTx ports. Our FTTx service can offer high-speed broadband access rates up to 2 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services to our customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2024, we had 38 long distance exchanges, which were interconnection points between our telecommunications network and approximately 9.6 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2024, our Next Generation Network, or NGN, core network capacity consisted of 7,700,000 local telephone subscribers, comprising 7,287,000 Session Initiation Protocol-based, or SIP-based, and 413,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. By the end of 2024, we owned 12 sets of switch routers for the inner core network and more than 34 sets of switch routers for the outer core network, and the bandwidth of the network was approximately 2,765 Gbps. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international infrastructure consists of multiple submarine cables, transmission networks, voice GWs and IP networks, which provide IPLC, IPVPN, Voice and Internet transit service to connect Taiwan and worldwide.

In 2018, we started to build SJC2 with several Asian telecom companies. The cable features up to seven pairs of high-capacity optical fiber with a total capacity of 126 Terabits per second. Its high capacity allows it to support high bandwidth intensive requirements, such as IoT, robotics, analytics and AR or VR applications. In 2021, we joined another consortium cable called APRICOT to further lay a solid cornerstone for Chunghwa Telecom’s international business plan in the Asia-Pacific region. As of December 31, 2024, we had invested in 31 submarine cables, 12 of which landed in Taiwan. The total invested capacity has reached more than 29 Tbps.

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

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 26 points of presence, approximately 3.62 million broadband subscribers and a backbone bandwidth of approximately 26,334 Gbps as of December 31, 2024. We aim to increase HiNet’s points of presence and backbone bandwidth to approximately 29,534 Gbps by the end of 2025.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had a high-speed internet protocol backbone network by the end of 2024 with 16 sets of switch routers for the inner core network and more than 38 sets of switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 20 domestic and 3 overseas point-of-presences and the total capacity is approximately 4,310 Gbps as of December 31, 2024. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 5,003 Gbps as of December 31, 2024. As we expect that internet traffic flows to and from the U.S. will continue to increase, we have been continuously expanding our bandwidth to the U.S. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, the United Kingdom, Germany and the Netherlands.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2024, we had 68 frame relay ports and approximately 160,309 multi-protocol label switching internet protocol VPN virtual ports.

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

Property, Plant and Equipment

Our property, plant and equipment consist mainly of telecommunications equipment, land and buildings located throughout Taiwan. Although we have a significant amount of land and buildings throughout Taiwan, most of our properties are for operational use and only a small part of them are for investment purposes, which were classified as “investment properties” in our consolidated financial statements included in this annual report. Notes 17 and 19 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our “Property, plant and equipment” and “Investment properties,” respectively. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Company and the Taiwan Telecommunications Industry—Our ability to deliver services may be disrupted due to systems failures, network shutdowns, earthquakes or other natural disasters” for a discussion of environmental issues that may affect utilization of our assets.

We continue to revitalize our own assets through rental income focused strategies and explore development opportunities to increase the value of our land and buildings. We are developing a commercial building in Nangang, Taipei City. We received approximately NT$1.2 billion (US$36.47 million) in rental income from properties in 2024.

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

We believe that we had not been involved in any legal or arbitration proceedings during 2022, 2023 and 2024 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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

Under the National Communications Commission Organization Act, the NCC was comprised of seven commissioners, which are full-time positions. The premier of the Executive Yuan shall nominate the commissioners and appoint one of them to serve as chairperson, and one as vice chairperson. The nomination shall be approved and appointed by the Legislative Yuan. The tenure of the commissioners is four years, and the commissioners may be re-appointed to serve a consecutive term once.

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

In May 2023, the PDPA was amended for the establishment of the “Personal Data Protection Commission” as the independent competent authority of the PDPA. For the preparation of the Personal Data Protection Commission, the Executive Yuan established the “Preparatory Office of Personal Data Protection Commission” on December 5, 2023. The power for supervision and enforcement of PDPA will be transferred to the Preparatory Office of Personal Data Protection Commission since January 1, 2024. The Preparatory Office of Personal Data Protection Commission will be dissolved when the Personal Data Protection Commission is formally established. As of December 31, 2024, the Personal Data Protection Commission was not formally established.

Corporate Responsibilities: Environmental, Social and Governance (ESG) Initiatives

We are dedicated to sustainable environmental, social, and governance practices. To oversee our sustainability efforts and meet stakeholders’ expectations, we established the Sustainable Development and Strategy Committee, a board-level functional committee, in 2023. This committee guides the company in setting sustainable development vision, long-term strategies, and medium- to long-term goals in line with global trends. We also formed the Sustainable Development Promotion Committee, led by the management, which includes four working groups: Environmental Group, Social Group 1, Social Group 2, and Governance Group. Both of the committee and its groups have regular meetings to develop and implement ESG plans and initiatives in alignment with the vision and mission set by the Sustainable Development and Strategy Committee.

Environmental Sustainability

While the telecommunications service is a low-pollution industry, as a member of the global community and a telecommunications industry leader in Taiwan, we have come to recognize that energy and resources, wastes, maintenance, and procurement in the operation will lead to certain level of impacts on the environment. To deal with environmental issues and mitigate the influence of climate change, we monitor and seek to incorporate environmental sustainability practices and principles in our operations, products and supply chain. Our environmental sustainability initiatives mainly include:

•
climate change adaptation strategies: we established the Environmental (E) group, supervised by the Executive Vice President of Technology, to oversee the company’s climate change mitigation and adaptation issues. We focus on environmental sustainability issues and regulatory progress domestically and globally, and actively align ourselves with international management systems and environmental sustainability initiatives. We continuously enhance our climate resilience of telecommunications infrastructure and communication equipment to ensure business continuity, such as planning the emergency backup capacity and adopting dual power supply to achieve uninterrupted operation for critical IDCs. Moreover, we encourage and motivate partners in the upstream and downstream to jointly attain the 1.5°C goal laid out in the Paris Agreement. We are the first telecommunications service provider in Taiwan to join the CDP Supply Chain Program and encourage supplier partners to disclose complete GHG information and plan for carbon reduction actions.
•
carbon emission investigation: we had completed a group-wide Scope 1 to Scope 3 greenhouse gas (GHG) investigations for the year of 2024, which is currently under review. Over the past few years, we have successfully obtained ISO 14064-1:2018 verification for the respective GHG investigations. In addition, we purchased carbon credits in December 2023 and will utilize these carbon credits to achieve carbon neutrality in our office operations, product carbon offsetting and other measures, aiming to reach the net-zero target by 2045.
•
carbon emission reduction: we have committed to reaching net-zero GHG emissions across the value chain by 2045 and have taken actions to reduce GHG emissions. Both of our near-term and long-term targets to reduce GHG emissions had been validated by the Science Based Targets initiative, or SBTi. In addition, we have taken a series of actions, such as replacing old equipment and infrastructure, using C-RAN architecture and introducing energy management on a larger scale in operation and maintenance management, to achieve carbon reduction. Moreover, in 2024, we participated in the EV100 initiative and have committed to achieving 100% electrification of our directly controlled car fleet by 2030.
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
•
renewable energy: in May 2023, we officially joined RE100. RE100 is a global corporate renewable energy initiative led by the Climate Group in partnership with CDP. By taking such initiative, we commit to using 100% renewable energy for IDCs by 2030 and for the Company by 2040. To achieve our commitments, we signed the power purchase agreements of solar and wind power, which could provide more than 62 million kWh yearly, and the agreements supplied us with approximately 73 million kWh in 2024. Moreover, our board of directors approved us to enter into long-term corporate renewable power purchase agreements to obtain more renewable energy.
•
sustainable procurement: we adhered to the ISO 20400 Sustainable Procurement Guidelines to incorporate our sustainability principles into procurement practices. By introducing the “Sustainable Supply Chain Initiative” and establishing the “Supplier Sustainability Grading System,” we leveraged our influence in procurement to encourage suppliers to prioritize sustainability issues, including environmental protection, labor rights, and occupational health and safety.
•
member and board director of IOWN global forum: as a member and board director of IOWN, we are working with global companies to explore multi-domain cutting-edge technologies to achieve better energy efficiency and reduce carbon emissions such as end-to-end all photonic networks and innovative applications.
•
biodiversity: we commit to maintaining and fostering biodiversity, avoiding all kinds of deforestation activities and promoting reforestation throughout our operations. In May 2023, we announced our plan to expand the nationwide afforestation and tree planting project with an aim of 150,000 trees in eight years. In addition, since June 2023, we have committed to achieving Net Positive Impact on biodiversity and No Net Deforestation by 2030 to abstain from all deforestation practices and actively advocate for reforestation projects to restore ecological balance. In 2024, our ongoing advocacy includes initiatives such as the Hundred-Species Restoration Project, the installation of an AI Ecological Observation System for Black-faced Spoonbill habitats, cultivation of 127 certified citizen scientists for tree carbon storage measurement, and hosting the “No Net Loss and Zero Net Deforestation Forum.” We also published the 2023 TNFD report in both Chinese and English to further our commitment to transparency and environmental stewardship.

Social Responsibility

We have committed to leveraging our technologies and capabilities to practice digital empowerments and providing a safe and healthy work environment to our employees and further contributing to our society. It mainly includes:

•
employee compensation: we regularly review the salary structure and comprehensively consider factors such as (i) inflation, price indices, and industry salary benchmarks and (ii) our operational condition, financial performance, and employment costs to establish a reasonable and competitive remuneration mechanism. Additionally, we offer incentives and bonus for all employees, which demonstrates our commitment to recognizing employees’ hard work and contributions.
•
employee happiness: we care for our employees and constantly provide a better working environment to our employees. Our employees who have children aged six or under can enjoy a childcare allowance and can apply for one hour of paid leave per working day. We also offer our employees who take nursing care leave 50% of their labor insurance salary as a subsidy for 18 months after six months government subsidy. Besides, we established care centers for our employees’ children to balance work and family. In addition, we implement an employee stock ownership plan through a trust. When our employees deposit a certain amount of their salary to us, we will offer 30% of the deposit amount as their subsidies.
•
workplace flexibility: to enhance work flexibility and support talent retention, we introduced “shared offices” across Taiwan and established the Kaohsiung R&D Center of Telecommunication Laboratories and the Kaohsiung Technology Center of Information Technology Group in 2023, and offered employees who wish to return to, or be closer to, their hometowns the option of working in these locations.
•
equality in our workplace: we commit to creating a workplace with equality and non-discrimination. We launched a series of activities to advocate gender equality and adhered to the increase of female employees. In addition, we have well-established and unimpeded grievance mechanisms for internal employees or external personnel to submit complaint for any discrimination or harassment issues encountered.
•
occupational safety and health: we commit to complying with laws and other regulations of the health and safety, and encourage our employees to take necessary precautions and immediately report accidents, injuries and unsafe practices or conditions. In addition, we are the first telecommunications service provider in Taiwan to achieve compliance with ISO 45001:2018.
•
society giveback: we employ our capability of information and communication technology to bridge the digital gap for underserved groups and create digital opportunities. We focus on caring for the underprivileged to benefit from our services and Internet access and further empower the community. We tailor-made the computer-aided system for the visual-impaired to work in call centers, established the “Tech4Good Digital Empowerment Ecosystem” to provide life-changing opportunities to students in remote areas, and we leveraged our 5G private network to deliver emergency medical care services for elders in remote areas. We also organize company volunteers to participate in local community services and proactively contribute to the communities. In addition, we constantly contribute to our society with our innovation and technology.
•
anti-fraud achievements: our anti-fraud measures have been at the forefront of the telecommunications industry. For example, we have AI+ICT information and communication technology capabilities to support fraud identification and prevention. In addition, we launched the international fraud calls alerting service to fight against international scam phone calls. We are also in the process of launching anti-fraud voice messages as well as domestic and overseas anti-fraud SMS. From interception to alters and from fixed network to mobile network, we continue to expand protection coverage for telecommunications with an aim to benefit the society.

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
•
board diversity: our board of directors is diversified to cover our business operations, operating dynamics and business development, with considerations of diversity in gender, age, culture and ethnic diversity. Our board possesses relevant competencies, including operating judgment, accounting and finance experience, operating and crisis management skills, industry knowledge, global market knowledge, leadership skills and decision-making ability. We have set concrete objectives to improve board diversity, including adding female members and members from various backgrounds.
•
governance with diversity and inclusion: we have worked to create diversity so that we are more reflective of our society with a range of perspectives to support our business decision-making. Our directors also prioritize inclusion and ensure equal access of all genders and groups of employees to training, career development, nominations for promotions and professional opportunities.
•
incorporate ESG targets into senior executives’ compensation: since 2022, we have linked part of our senior executives’ performance-based compensation to the Company's ESG goals to ensure their decisions align with investors’ long-term interests. Each year, the proportion of compensation tied to our ESG targets has increased, along with the number of employees covered. By 2024, 25% of performance-based compensation was tied to ESG targets, impacting nearly 100 senior executives.
•
incentive compensation clawback policy: this policy states that the Company should recover erroneously awarded compensation which any portion of such incentive compensation is received by the covered executives during the last three full fiscal years or any applicable transition period preceding the date that the Company is required to restate its financial statements which resulting from the issuer’s material noncompliance with any financial reporting requirement under securities laws.
•
anti-corruption practices: In 2024, we have introduced ISO 37001 Anti-Bribery Management System to ensure compliance with relevant legal requirements in our daily operations. By establishing preventive and monitoring mechanisms, we aim to mitigate legal risks and penalties associated with corruptive conducts. In November 2024, we entrusted a third-party agency to perform the audit and successfully passed it.
•
sustainable finance: we consider ESG factors in our investment decisions to ensure our targets align with specific ESG objectives. In 2023, we invested in a green and sustainable time deposit which is exclusively channeled into eco-friendly projects. Through this sustainable finance instrument, we are playing an important role in sustainability efforts and fulfilling our green commitments.

For further information on our ESG initiatives, please visit our annual Sustainability ESG Report, publicly available on our ESG website at: https://www.cht.com.tw/en/home/cht/esg/esg-report/sustainability-esg-report. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

C. Organizational Structure

Set forth below is a diagram indicating our organizational structure as of March 31, 2025. Please refer to Exhibit 8.1 for the subsidiaries’ jurisdiction of incorporation.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2024 have been translated into U.S. dollar amounts using US$1.00=NT$32.79, set forth in the statistical release of the Federal Reserve Board of the United States on December 31, 2024. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

Changes in our revenue composition and sources of revenue growth

Our operating segments are (i) consumer business, (ii) enterprise business, (iii) international business and (iv) others. Operating segments are defined as components of an entity regarding which discrete financial information is available for regular evaluation of the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our measure of operating segment performance is mainly based on revenues and income before income tax.

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2022	2023	2024
Revenues:
Consumer Business	60.9	61.4	60.9
Enterprise Business	33.3	32.7	32.8
International Business	3.3	4.1	4.3
Others	2.5	1.8	2.0
Total	100.0	100.0	100.0

Our consumer business has been an important source of revenues over the last three years. We derive our consumer business revenues from mobile service, fixed-line service, sales and other services. Revenues from our consumer business increased as a percentage of our total revenues in 2023, mainly attributable to the growth of mobile services, sales revenues, and fixed broadband services. Revenues from our consumer business slightly decreased as a percentage of our total revenues in 2024, mainly due to the revenue decreases in local and long distance voice services, partially offset by the increases in mobile and fixed broadband services.

Our enterprise business has also significantly contributed to our revenues over the last three years. We derived our enterprise business revenues from mobile service, fixed-line service, ICT business and other services. Revenues from our enterprise business decreased as a percentage of our total revenues in 2023, mainly attributable to the higher basis of ICT business revenues recognized from large one-time IDC projects in 2022, partially offset by the increase in fixed broadband revenues and mobile service revenues. Revenues from our enterprise business increased as a percentage of our total revenues in 2024, mainly attributable to the increase in ICT business revenue, such as IDC, cloud, cybersecurity, and big data services, fueled by both their projects and recurring revenues.

Our international business has been another important source of revenues over the last three years. We derived our international business from fixed-line service, ICT business and other services. Our international business gradually increased as a percentage of our total revenues from 3.3% to 4.3% from 2022 to 2024, mainly attributable to the rising demand for ICT services, especially for services such as leased circuit, IDC, cloud, integrated ICT solutions and roaming service from global clients.

Our other revenues as a percentage of our total revenues decreased from 2022 to 2023, and later increased in 2024. Such trend was mainly affected by the changes in contribution from one of our subsidiaries, CHPT, a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

According to the announcement by the NCC on March 5, 2020, this round of adjustments applied to the wholesale tariffs for IP peering and domestic leased line services, which was subject to an adjustment by ∆CPI-7.48%. This round of adjustments also applied to the retail fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over), which was subject to an adjustment by ∆CPI-2.15%. The ∆CPI for 2023 was 2.49%, and the NCC announced for a freeze on tariff adjustment starting from April 1, 2023 to March 31, 2024. In addition, on March 15, 2024, the NCC announced that, effective from April 1, 2024, next round of adjustments applied to the wholesale tariffs for IP peering and domestic leased line services, which was subject to an adjustment by ∆CPI-5.09%. This round of adjustments also applied to the retail fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over), which was subject to an adjustment by ∆CPI-3.32%. The ∆CPI for 2024 that was used for the tariff reduction starting from April 1, 2025 was 2.18%. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

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

Capital expenditures as a result of technological advancements and changes in our business

In recent years, we have focused on modernizing and upgrading our mobile services network and on developing our FTTx network, which enables high-speed information transmission over optical fiber. Constructing the fiber network in new buildings and areas with 300 Mbps (or above, up to 2 Gbps) for households and 10 Gbps for enterprises is our immediate task. Our ultimate goal is to optimize our capital expenditures by investing in infrastructures as well as supporting innovative and well-returned services/products. We evaluate our investment opportunities by benchmarking them against internal return requirements.

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2022, 2023 and 2024, personnel expenses represented 26.9%, 26.2% and 26.7% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2022		2023		2024
	(in billions of NT$, except percentages)
Total personnel expenses	45.7	26.9%	46.2	26.2%	48.9	26.7%
Total operating costs and expenses	170.0	100.0%	176.2	100.0%	183.2	100.0%

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

Taxation

The income tax rate for profit-seeking enterprises is 20% in the ROC. We benefit from tax incentives, including tax credits of up to 15% of some of our research and development expenses in accordance with the Statute for Innovating Industries. In addition, after-tax earnings not distributed to stockholders as dividends in the following year were assessed with a 5% unappropriated earnings tax. Under IFRSs, the 5% tax on unappropriated earnings is accrued during the year the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year. As a result, our effective tax rates were 19.0% and 19.5% in 2023 and 2024, respectively.

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$
		(in billions)
Revenues:
Consumer Business	132.1	137.1	140.0	4.3
Enterprise Business	72.1	73.0	75.4	2.3
International Business	7.2	9.2	9.9	0.3
Others	5.3	3.9	4.7	0.1
Total revenues	216.7	223.2	230.0	7.0
Operating costs	136.7	141.8	146.6	4.5
Operating expenses:
Marketing	22.8	23.5	25.1	0.8
General and administrative	6.6	6.8	7.2	0.2
Research and development	3.8	3.9	4.1	0.1
Expected credit loss	0.1	0.2	0.2	—
Total operating expenses	33.3	34.4	36.6	1.1
Other income and expenses	0.1	(0.6)	0.1	—
Income from operations	46.8	46.4	46.9	1.4
Non-operating income and expenses	0.4	0.6	0.9	—
Income before income tax	47.2	47.0	47.8	1.4
Income tax expense	9.3	8.9	9.3	0.3
Consolidated net income	37.9	38.1	38.5	1.1
Attributable to:
Stockholders of the parent	36.4	37.0	37.2	1.1
Noncontrolling interests	1.5	1.1	1.3	—

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2022	2023	2024
	(as percentages of total revenues)
Revenues:
Consumer Business	60.9	61.4	60.9
Enterprise Business	33.3	32.7	32.8
International Business	3.3	4.1	4.3
Others	2.5	1.8	2.0
Total revenues	100.0	100.0	100.0
Operating costs	63.1	63.5	63.7
Operating expenses:
Marketing	10.5	10.6	10.9
General and administrative	3.0	3.0	3.1
Research and development	1.7	1.7	1.8
Expected credit loss	0.1	0.1	0.1
Total operating expenses	15.3	15.4	15.9
Other income and expenses	—	(0.3)	—
Income from operations	21.6	20.8	20.4
Non-operating income and expenses	0.2	0.3	0.4
Income before income tax	21.8	21.1	20.8
Income tax expense	4.3	4.0	4.1
Consolidated net income	17.5	17.1	16.7
Attributable to:
Stockholders of the parent	16.8	16.6	16.1
Noncontrolling interests	0.7	0.5	0.6

Each of our operating segments is managed separately due to the fact that each represents a strategic business unit that serves different types of customers. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2024 compared with the year ended December 31, 2023

Revenues

Our revenues increased to NT$230.0 billion (US$7.0 billion) in 2024 as compared to NT$223.2 billion in 2023, mainly due to an increase in revenues generated from consumer business, enterprise business and international business. The details of which are as follows:

Consumer Business

Our consumer business revenues include mobile service revenues, fixed-line service revenues, sales revenues and other revenues. Consumer business revenues accounted for 61.4% and 60.9% of our revenues in 2023 and 2024, respectively. Our consumer business revenues increased by 2.1% from NT$137.1 billion in 2023 to NT$140.0 billion (US$4.3 billion) in 2024, mainly due to increases of mobile service revenues attributed to 5G mobile migration, sales revenues, and fixed broadband revenues, partially offset by a decrease of fixed voice revenues.

Mobile services. Our mobile service revenues increased by 3.5% from NT$55.1 billion in 2023 to NT$57.1 billion (US$1.7 billion) in 2024 due to an increase of postpaid subscriber numbers, steady 5G migration and roaming service recovery.

Fixed-line services. Our fixed-line service revenues slightly increased by 0.7% from NT$42.6 billion in 2023 to NT$42.9 billion (US$1.3 billion) in 2024. This increase was due to the increase of data communication and broadband access revenues driven by the successful upsell propelled by the HiNet Higher-Speed promotion plan, partially offset by the decreased voice revenues.

Sales. Revenues generated from sales increased by 1.1% from NT$36.8 billion in 2023 to NT$37.2 billion (US$1.1 billion) in 2024, due to the stabilized smartphones supply and increased terminal sales.

Others. Our other revenues increased by 9.7% from NT$2.6 billion in 2023 to NT$2.8 billion (US$0.1 billion) in 2024. This was due to an increase in ICT business revenues.

Enterprise Business

Our enterprise business revenues include mobile service revenues, fixed-line service revenues, ICT revenues and other revenues. Revenues from our enterprise business accounted for 32.7% and 32.8% of our revenues in 2023 and 2024, respectively. Revenues from our enterprise business increased by 3.3% from NT$73.0 billion in 2023 to NT$75.4 billion (US$2.3 billion) in 2024 due to the strong growth of ICT business revenue.

Mobile services. Our mobile service revenues increased by 0.4% from NT$9.1 billion in 2023 to NT$9.2 billion (US$0.3 billion) in 2024 due to 5G mobile migration.

Fixed-line services. Our fixed-line service revenues slightly decreased by 0.6% from NT$34.0 billion in 2023 to NT$33.8 billion (US$1.0 billion) in 2024 due to the decreased voice revenues, partially offset by the increase of data communication and broadband access revenues driven by the speed upgrade.

ICT Business. Revenues from our ICT business increased by 12.5% from NT$24.7 billion in 2023 to NT$27.8 billion (US$0.8 billion) in 2024, due to the growth of projects and recurring revenues for IDC, cloud, cybersecurity, 5G+AIoT and big data related services.

Others. Our other revenues decreased by 11.2% from NT$5.2 billion in 2023 to NT$4.6 billion (US$0.1 billion) in 2024. This decrease was due to a decrease in the satellite government subsidies.

International Business

Revenues from international business accounted for 4.1% and 4.3% of our revenues in 2023 and 2024, respectively. Revenues from our international business increased by 7.9% from NT$9.2 billion in 2023 to NT$9.9 billion (US$0.3 billion) in 2024, due to the rising demand for leased circuit, IDC, cloud, and integrated ICT solutions.

Fixed-line Services. Revenues from our fixed-line services decreased by 5.6% from NT$5.4 billion in 2023 to NT$5.1 billion (US$0.2 billion) in 2024, due to the strategic withdraw of international voice services.

ICT Business. Revenues from our ICT business increased by 41.4% from NT$2.8 billion in 2023 to NT$4.0 billion (US$0.1 billion) in 2024, due to the rising demand for IDC, cloud, and integrated ICT solutions from global clients.

Others. Our other revenues decreased by 14.8% from NT$1.0 billion in 2023 to NT$0.8 billion (US$24.9 million) in 2024, due to a decrease from government subsidies for satellites construction.

Others

Other revenues accounted for 1.8% and 2.0% of our revenues in 2023 and 2024, respectively. Our other revenues increased from NT$3.9 billion in 2023 to NT$4.7 billion (US$0.1 billion) in 2024. The increase was due to higher revenues derived from CHPT.

Operating Costs and Expenses

Our operating costs and expenses include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance, as well as spectrum usage fees.

Operating costs and expenses increased by 4.0% from NT$176.2 billion in 2023 to NT$183.2 billion (US$5.6 billion) in 2024. This increase was due to increases in personnel expenses, ICT project costs, and utilities expenses.

Personnel expenses increased due to adjustments of employee benefit policies, leading to higher salaries, bonuses, and welfare costs. ICT project costs were mainly driven by the growth of ICT business. The increase in utilities expenses was primarily due to the adjustment in electricity prices.

Operating Costs and Expenses by Business Segment

Consumer Business

Our consumer business costs and expenses increased by 2.1% from NT$110.3 billion in 2023 to NT$112.7 billion (US$3.5 billion) in 2024, primarily due to (i) adjustments in employee benefit policies, and (ii) increases in maintenance costs, mainly driven by the growth of our core business.

Enterprise Business

Our enterprise business operating costs and expenses increased by 6.6% from NT$59.7 billion in 2023 to NT$63.6 billion (US$1.9 billion) in 2024. This increase was due to an increase in ICT project costs, primarily driven by the robust growth of our ICT business.

International Business

Our international business operating costs and expenses increased by 7.3% from NT$8.4 billion in 2023 to NT$9.0 billion (US$0.3 billion) in 2024, due to the increase in ICT-related costs, which is in turn driven by the growth of our public cloud and ICT business.

Others

The costs and expenses from our other business increased by 5.9% from NT$2.8 billion in 2023 to NT$3.0 billion (US$0.1 billion) in 2024, due to operating growth derived from CHPT.

Other Income and Expenses

We recorded net other expenses of NT$0.6 billion in 2023 and net other income of NT$0.1 billion (US$3.7 million) in 2024, respectively. The differences between 2023 and 2024 were due to the impairment loss on investment properties and property, plant and equipment in 2023.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 1.1% from NT$46.4 billion in 2023 to NT$46.9 billion (US$1.4 billion) in 2024. Our operating margin slightly decreased from 20.8% in 2023 to 20.4% in 2024.

Non-operating Income and Expenses

Our non-operating income increased from NT$0.6 billion in 2023 to NT$0.9 billion (US$29.5 million) in 2024. The increase was due to an increase in interest income, driven by the increase in acquisition of time deposits and negotiable certificates of deposit.

Income before Income Tax

As a result of the foregoing, segment income before tax for our consumer business increased by 3.0% from NT$28.9 billion in 2023 to NT$29.7 billion (US$0.9 billion) in 2024; segment income before tax for our enterprise business decreased by 10.3% from NT$14.4 billion in 2023 to NT$12.9 billion (US$0.4 billion) in 2024; segment income before tax for our international business increased by 11.3% from NT$2.1 billion in 2023 to NT$2.4 billion (US$0.1 billion) in 2024; and segment income before tax for our other business increased by 75.7% from NT$1.6 billion in 2023 to NT$2.8 billion (US$85.6 million) in 2024.

Income Tax

Our income tax was NT$8.9 billion and NT$9.3 billion (US$0.3 billion) in 2023 and 2024, respectively. Our effective tax rate increased slightly from 19.0% in 2023 to 19.5% in 2024.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$37.0 billion and NT$37.2 billion (US$1.1 billion) in 2023 and 2024, respectively. Our net margin decreased from 16.6% in 2023 to 16.1% in 2024.

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

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$
		(in billions)
Net cash provided by operating activities	76.0	74.6	79.2	2.4
Net cash used in investing activities	(30.8)	(50.2)	(35.3)	(1.1)
Net cash used in financing activities	(34.8)	(40.7)	(41.5)	(1.3)
Effect of exchange rate changes	0.0	0.0	0.0	0.0
Net increase (decrease) in cash and cash equivalents	10.4	(16.4)	2.4	0.0
Cash and cash equivalents at end of year	50.2	33.8	36.2	1.1

Our primary source of liquidity is cash flow from operations, which represents operating profit adjusted for non-cash items, primarily depreciation and amortization and changes in current assets and liabilities. Notes 23, 24 and 25 to our consolidated financial statements, included elsewhere in this annual report, provide additional details as to our bank loans and bonds payable. We believe that our working capital is sufficient to meet our present cash flow requirements.

In 2024, we generated NT$79.2 billion (US$2.4 billion) in net cash from operating activities as compared to NT$74.6 billion in 2023. The increase was primarily due to an increase in income before income tax arising from our operating performance, an increase in contract liabilities from advance receipts of project business, and an increase in trade notes and accounts payable.

In 2023, we generated NT$74.6 billion in net cash from operating activities as compared to NT$76.0 billion in 2022. The decrease was primarily due to a decrease in income before income tax arising from our operating performance, an increase in income tax payment and a decrease in trade notes and accounts payable.

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

In 2024, our net cash used in investing activities was NT$35.3 billion (US$1.1 billion), a decrease from NT$50.2 billion in 2023. The decrease was primarily due to an increase in proceeds from time deposits and negotiable certificates of deposit with maturities of more than three months.

In 2023, our net cash used in investing activities was NT$50.2 billion, an increase from NT$30.8 billion in 2022. The increase was primarily due to an increase in acquisition and disposal of time deposits and negotiable certificates of deposit with maturities of more than three months.

In 2022, our net cash used in investing activities was NT$30.8 billion, a decrease from NT$31.2 billion in 2021. The decrease was primarily due to a decrease in acquisition of property, plant and equipment in 2022, offset by proceeds of NT$2.9 billion from disposal of investment in China Airlines, Ltd. in 2021.

In 2024, our net cash used in financing activities totaled NT$41.5 billion (US$1.3 billion), which mainly reflected NT$36.9 billion in dividends being paid.

In 2023, our net cash used in financing activities totaled NT$40.7 billion, which mainly reflected NT$36.5 billion in dividends being paid.

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

As of December 31, 2024, our primary source of liquidity was NT$36.2 billion (US$1.1 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured bank loans and secured bank loans amounted to NT$56.4 billion (US$1.7 billion) and NT$15 million (US$0.5 million), respectively, as of December 31, 2024.

As of December 31, 2024, we had bonds payable in the amount of NT$30.5 billion (US$0.9 billion) at interest rates ranging from 0.42% to 0.69%.

As of December 31, 2024, our subsidiary, CHIEF Telecom Inc. had short-term unsecured loans of NT$0.1 billion (US$3.0 million) at interest rates 1.82%.

As of December 31, 2024, our subsidiary, Chunghwa Sochamp Technology Inc., had short-term unsecured loans of NT$65.0 million (US$2.0 million) at interest rates ranging from 3.15% to 3.49%.

As of December 31, 2024, our subsidiary, Light Era Development Co., Ltd. had long-term secured loans of NT$1.6 billion (US$48.8 million) at interest rates of 2.09%.

As of December 31, 2024, our subsidiary, International Integrated Systems, Inc., had short-term unsecured loans of NT$50.0 million (US$1.5 million) at interest rates of 2.31%.

As of December 31, 2024, our subsidiary, Chunghwa Leading Photonics Tech Co., Ltd. had long-term unsecured loans of NT$35.0 million (US$1.1 million) at interest rates of 2.22%.

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

Note 41 to our consolidated financial statements included elsewhere in this annual report provides a description of the assets that are pledged as collaterals for bank loans, custom duties of the imported materials and warranties of contract performance, the trust account the Company entrusts to Land Bank of Taiwan for fund control and property rights management, or the bank deposits for the restricted purpose in accordance with The Management, Utilization and Taxation of Repatriated Offshore Funds Act in the ROC.

Capital Expenditures

Our capital expenditures in 2022, 2023 and 2024 were mainly to support operations. We have financed our capital expenditures using cash flows operations and corporate bonds. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2022		2023		2024
	(in billions of NT$, except percentages)
Capital Expenditures:
Mobile communications business	13.8	44%	11.1	36%	9.7	34%
Others	17.7	56%	19.6	64%	19.1	66%
Total capital expenditures	31.5	100%	30.7	100%	28.8	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2025.

	Year Ending December 31, 2025
	(in billions of NT$, except percentages)
Capital Expenditures:
Mobile communications business	8.4	26%
Others	24.0	74%
Total capital expenditures	32.4	100%

We expect our total capital expenditures to be approximately NT$32.4 billion in 2025. Our capital expenditures for 2025 are planned to be allocated to our 5G network deployment, IDC construction, FTTx network expansion, international submarine cables, public switching telephone network transforming to internet protocol network, service platforms, cloud computing, IoT, ESG, and asset activation. We expect to finance these capital expenditures with our cash flows from operations.

Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2024.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in billions of NT$)
Contractual Obligations(1)
Short-term loans	0.2	0.2	—	—	—
Long-term loans	1.7	—	1.7	—	—
Bonds payable	31.0	9.0	13.1	4.2	4.7
Lease liabilities(2)	11.2	3.6	5.3	2.1	0.2
Total	44.1	12.8	20.1	6.3	4.9

(1)
Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$1.2 billion (US$38.0 million) in 2024 and expected to make pension contributions of approximately NT$1.2 billion (US$37.3 million) in 2025. See Note 29 to our consolidated financial statements for additional details regarding our pension plan.
(2)
Operating lease obligations are described in Note 38 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2024, we had remaining commitments under non-cancelable contracts with various parties, including the acquisition of property, plant and equipment of NT$14.4 billion (US$0.4 billion) and acquisition of telecommunications-related inventory of NT$12.4 billion (US$0.4 billion).

We committed that when our ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, we will provide financial support to assist NCB to maintain in healthy financial condition.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2022, 2023 and 2024.

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

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2024 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Our priorities for research and development in 2024 included “intelligent Information and Communication Technology (ICT) applications,” “cloud-network integration and management,” and “ESG green energy and energy-saving” technologies. We aim to develop diversified AI-powered solutions that drive the growth of emerging business initiatives and ensure our sustainable development. Key research and development achievements are described as follows:

1.
Intelligent Information and Communication Technology (ICT) applications
•
Artificial intelligence: speech recognition and generation, text analysis and generation, fake speech detection, human activity recognition, facial recognition, image analysis, customer sentiment analysis, AI voice assistants for corporations, customer service chatbots, etc.
•
AIoT: vehicle-to-everything (V2X), traffic simulation and digital twins, traffic enforcement systems, smart inspection of unmanned vehicles, automated port clearance, train safety monitoring, etc.
•
Smart life: Metaverse platform, low-latency audio and video cloud rendering service, hologram performances, video chat recommendation robots, AI-powered fraud call prevention, end-to-end encrypted communication, home security, telemedicine and smart care, etc.
•
Cybersecurity: fast identity online (FIDO), mobile authentication, blockchain and smart contracts, zero trust architecture, 5G network security, cybersecurity for vehicle-to-everything (V2X), post-quantum cryptography (PQC), etc.
2.
Cloud-network integration and management technologies
•
Network communication: open all-photonic network (Open APN), quantum key distribution (QKD) for secure communication, Wi-Fi 6/7 wireless network, 5G/B5G SA network, 5G edge computing, 5G private network, low-earth orbit (LEO) satellite network, fixed voice with satellite backup, network APIs, ultra-high-speed access network, etc.
•
Network operation and management: autonomous management for mobile and fixed networks, network digital twins, intelligent network operation and maintenance assistants, telecom cloud management, and home network management, etc.
•
Cloud computing: multi-cloud management platforms, hybrid cloud services and management, cloud-native management, edge computing platforms, cross-cloud container management, cross-cloud virtual machine migration, cross-border cloud encrypted data splitting and backup mechanism, etc.
3.
ESG green energy and energy-saving technologies
•
Technology-Driven Carbon Reduction: Dynamic energy saving for base stations, consolidation and renewal of fixed network equipment, energy consumption and carbon emission analysis for cloud data centers, energy-saving management for immersion cooling cabinets, centralized energy monitoring and anomaly detection, multi-mode air conditioning for environmental energy efficiency, etc.

•
Green Energy Applications: Management of charging station services, drone-based precision inspection of solar photovoltaic modules, carbon footprint analysis through cellular vehicle probe (CVP), verification and auditing of transportation carbon footprint, and power management of integrated green energy storage systems, etc.

In 2024, we applied for a total of 172 patents and obtained 170 patents. We also received 30 major awards in Taiwan and internationally.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Articles of Incorporation provide for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of February 28, 2025. There is no family relationship among any of these persons. These directors have terms until May 26, 2025. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Chih-Cheng Chien	65	Chairman, Chief Executive Officer and Director
Rong-Shy Lin	60	President and Director
Sheng-Yuan Wu	64	Director
Ching-Hwi Lee	61	Director
Shin-Yi Chang	65	Director
Sin-Horng Chen	71	Director
Lee-Feng Chien	62	Director
Shih-Hung Tseng	64	Director
Su-ming Lin	69	Independent Director
Chia-Chung Chen	66	Independent Director
Yu-Fen Lin	54	Independent Director
Chung-Chin Lu	66	Independent Director
Yi-Chin Tu	49	Independent Director

Chih-Cheng Chien is the Chairman, Chief Executive Officer and director of our company. Dr. Chien assumed the role of our Chairman and Chief Executive Officer on September 30, 2024. He served as our Senior Executive Vice President since July 2023 and the President of our Network Technology Group since January 2022. He was a director of SENAO International Co., Ltd. from 2021 to 2023 and a director of Senao Networks Inc. from 2022 to 2024. Dr. Chien was the President of our Mobile Business Group from January 2021 to January 2022. Prior to that, Dr. Chien served as the President of our Telecommunication Training Institute from June 2020 to December 2020 and the Executive Advisor of our Chairman Office Overseas New Business from November 2018 to June 2020. Dr. Chien holds a Ph.D. degree in Electronic Engineering from National Taiwan Institute of Industrial Technology.

Rong-Shy Lin is the President and director of our company. Before assuming the role of President in September 2024, Dr. Lin was our Senior Executive Vice President, Chief Business Officer, or CBO, and Chief Information Security Officer, or CISO, from January 2024 to September 2024 and our Senior Executive Vice President, Chief Technology Officer, or CTO, and President of Chunghwa Telecommunication Laboratories from June 2020 to December 2023. He served as the Chairman of SENAO International Co., Ltd. from June 2022 to May 2023 and from August 2023 to October 2024. He also served as a director of CHT Security Co., Ltd. from June 2022 to October 2024. Prior to that, Dr. Lin was the President of our Data Communications Business Group from November 2018 to June 2020 and was the President of Telecommunication Laboratories from November 2017 to December 2023. Dr. Lin holds a Ph.D. degree in Computer Science from National Chiao Tung University.

Sheng-Yuan Wu is a director of our company. Mr. Wu is currently the Political Deputy Minister of the MOTC. Prior to that, Mr. Wu had been the Director-General of the Railway Bureau of the MOTC from August 2021 to September 2023. Mr. Wu specializes in ESG, risk management, transportation planning and management, as well as railway, civil and hydraulic engineering, and he holds a master’s degree in Hydraulic and Ocean Engineering from National Cheng Kung University.

Ching-Hwi Lee is a director of our company. Ms. Lee is currently the Deputy Minister of the Ministry of Culture, or MOC. Prior to that, Ms. Lee had been the Deputy Director of the National Palace Museum in Taiwan from May 2016 to March 2019. Ms. Lee specializes in cultural administration, cross-boundary governance, performing arts, as well as audiovisual and music-related creative content industry, and she holds a bachelor’s degree in History from National Taiwan Normal University.

Shin-Yi Chang is a director of our company. Mr. Chang is currently the director of the Accounting Department of the MOTC. Mr. Chang had been a lecturer on risk and crisis management at the National Academy of Civil Service of the Examination Yuan from August 2014 to November 2019 and the Executive Secretary of the Internal Control Project Promotion Team of the Ministry of Economic Affairs from February 2011 to January 2017. Mr. Chang specializes in accounting as well as risk and crisis management, and he holds a master’s degree in Business Administration from National Taiwan University.

Sin-Horng Chen is a director of our company. Dr. Chen is currently a lifetime chair professor in the Institute of Electrical and Computer Engineering, National Yang Ming Chiao Tung University. Prior to that, Dr. Chen had been the acting President and Vice President of National Chiao Tung University from August 2019 to January 2021 and from February 2015 to July 2019, respectively. Dr. Chen also serves as an independent director of Chinesegamer International Corporation since July 2021. Dr. Chen specializes in advanced technology development and application system development in the areas of information and communication technology, as well as speech signal processing. He holds a Ph.D. degree in Electrical Engineering from Texas Tech University.

Lee-Feng Chien is a director of our company. Dr. Chien is currently the independent director of Appier Group Inc., Airoha Technology Corp., Uni-President Enterprises Corp., and KKDay Holdings Co., Ltd. Japan. Prior to that, Dr. Chien had been the Managing Director of Google Taiwan from March 2006 to January 2010 and professor in the Department of Information Management at National Taiwan University from March 2006 to January 2020. Dr. Chien specializes in software and artificial intelligence technology, Chinese search technology and internet services, and he holds a Ph.D. degree in Computer Science and Information Engineering from National Taiwan University.

Shih-Hung Tseng is the labor director of our company. Mr. Tseng is currently the Vice President of the Enterprise Union at Chunghwa Telecom’s Tainan Branch and he also serves as an engineer of the Tainan Branch. Mr. Tseng has worked for the Company since June 1979. Mr. Tseng specializes in ICT, and he received an associate degree in Electronic Engineering from Kun Shan Institute of Technology.

Su-ming Lin is an independent director of our company. Dr. Lin is currently an adjunct professor in the Department of Accounting of National Taiwan University. He also serves as the independent director of Taiwan Fertilizer Co., Ltd. since July 2021 and the independent director of AP Biosciences Inc., and Sunny Friend Environmental Technology Co., Ltd. since 2023. Dr. Lin is a Certified Public Accountant of the ROC. and specializes in accounting, finance, tax laws, as well as international taxation. He has participated in Taiwan’s tax reforms and served as the board member and member of the Risk Management Committee and Audit Committee in the airlines and insurance sectors for many years. Dr. Lin holds a Ph.D. degree in Accounting from Arizona State University.

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

Yu-Fen Lin is an independent director of our company. Ms. Lin is the co-founder and managing partner of Lex & Honor Law offices. She is a transactional attorney with a board practice in business planning, corporate compliance and finance transactions. Ms. Lin also serves as an independent director of Bank SinoPac Co., Ltd. since August 2017, China Airlines Ltd. since May 2024 and Chief Telecom Co. since August 2024, and a supervisor of Infinity Communication Tech. Inc. since 2023. Ms. Lin specializes in particular legal areas, including international investment, corporate investment, financial, banking and electronic payment, risk management, as well as public law, and she holds a double degree of L.L.B. and B.A. from National Taiwan University.

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

The following person served as director on our board during 2024 but was no longer serving with us due to either replacement or resignation.

Shui-Yi Kuo was the Chairman, Chief Executive Officer and director of our company. Mr. Kuo assumed the role of our Chairman and Chief Executive Officer on May 5, 2023. Prior to that, Mr. Kuo served as the President and director of our company since May 2019 and served as our Senior Executive Vice President and Chief Financial Officer from August 2017 to September 2020 and the Senior Executive Vice President of our Investment Department from March 2017 to August 2017. From November 2013 to November 2014, Mr. Kuo served as the President of Light Era Development Co., Ltd., our subsidiary. From March 2008 to November 2013, Mr. Kuo served as the Vice President of our Accounting Department. Mr. Kuo is a Certified Public Accountant of the ROC and specializes in accounting and finance, and he holds a master’s degree in Accounting from National Chengchi University.

Chau-Young Lin was the President and director of our company. Before assuming the role of President in July 2023, Dr. Lin held the position of President of our Information Technology Group since April 2022. Prior to that, Dr. Lin had been the President of our Data Communications Business Group from June 2020 to April 2022 and the Senior Executive Vice President of our company from August 2019 to June 2020. He was also the President of our Southern Taiwan Business Group from March 2018 to August 2019. Dr. Lin specializes in cloud services, cybersecurity, AI, data governance, large scale information system, project management, system engineering, and he holds a Ph.D. degree in Electronic Engineering from National Taiwan University of Science and Technology.

Hsiang-Ling Hu was a director of our company. Mr. Hu was the Political Deputy Minister of the MOTC. Prior to that, Mr. Hu had been the Director General of the Railway Bureau of the MOTC from June 2018 to April 2021 and the Director General of the Bureau of High Speed Rail of MOTC from September 2014 to June 2018. Mr. Hu specializes in transportation planning and management, transportation systems analysis, Railway Act, as well as the operations, administration and supervision of railway tracks, and he holds a bachelor’s degree in Transportation and Management from National Chiao Tung University.

Hsiu-Chuan Tsai was a director of our company. Dr. Tsai was the Professor and Chairperson of the Department of Political Science, Soochow University from August 2021 to July 2024 and the Political Deputy Minister and Spokesman of the Ministry of Civil Service from February 2018 to March 2019. Dr. Tsai specializes in government governance, performance management, public human resources management, government and policy marketing, risk management, anti-corruption and transparency governance, and she holds a Ph.D. degree in Public Administration from National Chengchi University.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of February 28, 2025. There is no family relationship among any of these persons.

Name	Age	Position
Wen-Hsin Hsu	48	Senior Executive Vice President and Chief Financial Officer
Chih-Hsiung Huang	63	Senior Executive Vice President
Wei-Kuo Hong	64	Senior Executive Vice President and President of Telecommunication Training Institute
Wen-Chiyh Lin	58	Senior Executive Vice President
Hsueh-Hai Hu	63	President of Consumer Business Group
Pen-Yuang Chang	63	President of Enterprise Business Group
Chin-Chou Chen	61	President of International Business Group
Hey-Chyi Young	59	President of Information Technology Group
Tian-Tsair Su	62	President of Telecommunication Laboratories
Chung-Yung Chia	61	President of Network Technology Group

Wen-Hsin Hsu has served as our Senior Executive Vice President and Chief Financial Officer since September 2024. She has been a professor at the Department of Accounting at National Taiwan University since 2006. She has held independent directorship at Unitech Printed Circuit Board Corp., Ltd. since June 2018, United Microelectronics Co., Ltd. since June 2021 and ANT Precision Industry Co., Ltd. since August 2021. Dr. Hsu holds a Ph.D. degree in Accounting & Financial Management from Lancaster University.

Chih-Hsiung Huang has been our Senior Executive Vice President and Chief Technology Officer since January 2024. He served as the President of our Network Technology Group from September 2024 to November 2024 and Vice President of our Telecommunication Laboratories from July 2023 to January 2024. Prior to that, Dr. Huang served as the Vice President of our Corporate Planning Department from November 2020 to July 2023 and the Assistant Vice President from June 2017 to November 2020. Dr. Huang holds a Ph.D. degree in Electrical Engineering from National Central University.

Wei-Kuo Hong has been our Senior Executive Vice President since November 2024, and the President of Telecommunication Training Institute since November 2018. He served as the Senior Executive Vice President from June 2020 to July 2023. Prior to that, Dr. Hong served as the Vice President of our Telecommunication Training Institute from May 2017 to November 2018 and the Assistant Vice President of our Investment Department from May 2012 to May 2017. Dr. Hong holds a Ph.D. degree in Industrial Administration from National Tsing Hua University.

Wen-Chiyh Lin has been our Senior Executive Vice President since November 2024 and the Vice President of our Business Management Department since December 2020. He is also a director of SENAO International Co., Ltd. since 2023. He served as the Vice President of our Northern Taiwan Business Group from January 2019 to December 2020. Prior to that, he served as the Vice President of our Marketing Department from March 2018 to January 2019. Mr. Lin holds a master’s degree in Automatic Control Engineering from Feng Chia University.

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

Pen-Yuang Chang has been the President of our Enterprise Business Group since July 2023. He is also a director of Chief Telecom Inc. and Kingwaytek Technology Corporation Limited since 2024, and a director of International Integrated Systems, Inc. since 2023. Dr. Chang was the President of Taipei Branch from January 2023 to July 2023. Prior to that, Dr. Chang served as the President of New Taipei Branch from May 2020 to January 2023. Dr. Chang holds Ph.D. degree in Computer Science from National Chiao Tung University.

Chin-Chou Chen has been the President of International Business Group since June 2023. Dr. Chen served as the Vice President of International Business Group from December 2020 to June 2023 and the Deputy Principal Engineer of International Business Group from December 2017 to December 2020. Dr. Chen holds Ph.D. degree in Electrical Engineering from National Taiwan University.

Hey-Chyi Young has been the President of our Information Technology Group since August 2023. Ms. Young is also a director of International Integrated Systems, Inc. since 2023. She was the Vice President of our Telecommunication Laboratories from November 2017 to August 2023. Prior to that, Ms. Young served as the Managing Director of our Network Management Laboratory from January 2013 to November 2017. Ms. Young holds a master’s degree in Electrical and Computer Engineering from The University of Texas at Austin.

Tian-Tsair Su has been the President of our Telecommunication Laboratories since July 2023. Mr. Su is also a director of Senao Networks Inc. since 2022. He served as the President of Consumer Business Group from January 2022 to July 2023. Mr. Su was the Chairman of Honghwa International Co., Ltd. from August 2019 to January 2022. Prior to that, Mr. Su served as the Senior Executive Vice President of our Administration Department from November 2017 to August 2019. Mr. Su holds a master’s degree in Electrical Engineering from National Cheng Kung University.

Chung-Yung Chia has been the President of our Network Technology Group since November 2024. He is also a director of Senao Networks Inc. since 2024. He served as the Vice President of our Network Technology Group from January 2022 to November 2024. Prior to that, Dr. Chia served as the Vice President of our Mobile Business Group from July 2021 to January 2022 and the Assistant Vice President from August 2019 to July 2021. Dr. Chia holds a Ph.D. degree in Institute of Computer Science and Engineering from National Chiao Tung University.

The following person served as our executive officer in 2024 before the conclusion of secondment or retirement.

Yu-Shen Chen was the Senior Executive Vice President and Chief Financial Officer from September 2020 to September, 2024. He has been a professor of Accounting at National Chengchi University since August 2015. He is also a director of Taiwania Capital Buffalo Fund Co., Ltd. since 2018, and he has been the supervisor of Taiwan Corporate Governance Association since 2020. Dr. Chen holds a Ph.D. degree in Accounting from the State University of New York at Buffalo.

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

Our Chairman and Chief Executive Officer, Dr. Chih-Cheng Chien, and our President, Dr. Rong-Shy Lin, and our labor director Mr. Shih-Hung Tseng, to our board of directors, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2022, 2023 and 2024 was NT$125,252,613, NT$155,144,230 and NT$163,757,680 (US$4,994,134.8), respectively. The aggregate amount of compensation in 2024 includes a NT$84,204,004 (US$2,567,978.2) salary payment for directors and executive officers, a NT$32,329,882 (US$985,967.7) pension payment for executive officers, a NT$40,440,113 (US$1,233,306.3) bonus accrued for directors and a NT$6,783,681 (US$206,882.6) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$39,796,708 (US$1,213,684.3) was paid directly to the MOTC in 2024 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Compensation Paid to Directors

Pursuant to ROC disclosure rules, we have disclosed the compensation of our directors for the fiscal year ended December 31, 2024 as follows, excluding bonus accrued for legal entity the MOTC:

Directors	Total Compensation (in millions)
	NT$	US$
Chih-Cheng Chien(1)	6.2	0.2
Shui-Yi Kuo(2)	23.0	0.7
Rong-Shy Lin(3)	7.1	0.2
Chau-Young Lin(4)	22.2	0.7
Shin-Yi Chang	0.1	—
Sin-Horng Chen	0.3	—
Sheng-Yuan Wu(5)	0.0	—
Hsiang-Ling Hu(6)	0.0	—
Ching-Hwi Lee	0.1	—
Lee-Feng Chien(5)	0.1	—
Hsiu-Chuan Tsai(7)	0.3	—
Shih-Hung Tseng(8)	1.9	0.1
Yu-Fen Lin	1.0	—
Chung-Chin Lu	0.9	—
Yi-Chin Tu	0.9	—
Chia-Chung Chen	1.0	—
Su-ming Lin	0.9	—
Total	65.9	2.0

(1)
Including salary for serving as our Senior Executive Vice President and President of the Network Technology Group prior to September 30, 2024, and salary for serving as our Chief Executive Officer after that date.
(2)
Mr. Kuo was replaced on September 30, 2024, and his salary included salary for serving as our Chief Executive Officer before that date.
(3)
As salary for serving as our Senior Executive Vice President from January 1, 2024 to September 29, 2024 and as our President from September 30, 2024 to December 31, 2024.
(4)
Mr. Lin was replaced on September 30, 2024, and his salary included salary for serving as our President before that date.
(5)
Both Mr. Wu and Mr. Chien succeeded on September 24, 2024, and their salaries included serving as our directors after that date.
(6)
Mr. Hu was no longer serving with us after May 20, 2024, and his salary included serving as our director before that date.
(7)
Dr. Tsai was no longer serving with us after September 1, 2024, and her salary included serving as our director before that date.
(8)
As salary for serving as our employee.

Compensation Paid to Senior Management

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our senior management for the fiscal year ended December 31, 2024 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Senior Management
Below NT$1,000,000	None
NT$1,000,000 (inclusive) to NT$2,000,000 (exclusive)	Wen-Hsin Hsu
NT$2,000,000 (inclusive) to NT$3,500,000 (exclusive)	None
NT$3,500,000 (inclusive) to NT$4,999,999 (exclusive)	Wen-Chiyh Lin, Chih-Hsiung Huang, Chung-Yung Chia
NT$5,000,000 (inclusive) to NT$9,999,999 (exclusive)	Rong-Shy Lin, Wei-Kuo Hong, Yu-Shen Chen, Hsueh-Hai Hu, Pen-Yuang Chang, Chin-Chou Chen, Hey-Chyi Young, Tian-Tsair Su
NT$10,000,000 (inclusive) to NT$14,999,999 (exclusive)	None
NT$15,000,000 (inclusive) to NT$30,000,000 (exclusive)	Chau-Young Lin
NT$30,000,000 (inclusive) to NT$50,000,000 (exclusive)	None
NT$50,000,000 (inclusive) to NT$100,000,000 (exclusive)	None
Above NT$100,000,000	None
Total	13 people

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

We accrued NT$4,300,185 (US$131,143) pension expense for executive officers mentioned above in 2024. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 29 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 13 directors, including five independent directors. With the exceptions of Mr. Sheng-Yuan Wu and Dr. Lee-Feng Chien, who assumed the directorship on September 24, 2024 as well as Dr. Chih-Cheng Chien and Dr. Rong-Shy Lin, who assumed the directorship on September 30, 2024, all other directors were elected on May 27, 2022. The term of all our directors is until May 26, 2025. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

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

D. Employees

As of December 31, 2024, we had 32,452 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2022 to 2024 on a consolidated basis.

	2022	2023	2024
Employees
Technical	16,534	16,756	16,778
Operations	13,630	13,665	13,695
Administrative	1,865	1,962	1,979
Total	32,029	32,383	32,452

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2022 to 2024.

	2022	2023	2024
Employees
Technical	11,664	11,725	11,873
Operations	7,020	6,963	6,966
Administrative(1)	1,198	1,234	1,257
Total	19,882	19,922	20,096

(1)
Included directors of Chunghwa Telecom Co., Ltd. in accordance with the ROC requirements.

As of December 31, 2024, 82.6% of our employees of Chunghwa Telecom Co., Ltd. had bachelor, master or doctoral degrees.

As of December 31, 2024, approximately 98.7% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2024, we distributed compensation to our employees of NT$1.5 billion (US$46.4 million).

E. Share Ownership

As of February 28, 2025, our directors and executive officers personally held an aggregate of 193,990 shares of our common shares, representing around 0.003% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2025 by each of our directors and executive officers.

Name	Number	%
Chih-Cheng Chien	19,600	*
Rong-Shy Lin	40,361	*
Sheng-Yuan Wu	—	—
Ching-Hwi Lee	—	—
Shin-Yi Chang	—	—
Sin-Horng Chen	15,729	*
Lee-Feng Chien	—	—
Shih-Hung Tseng	2,245	*
Su-ming Lin	—	—
Chia-Chung Chen	—	—
Yu-Fen Lin	—	—
Chung-Chin Lu	—	—
Yi-Chin Tu	—	—
Wen-Hsin Hsu	—	—
Chih-Hsiung Huang	3,612	*
Wei-Kuo Hong	—	—
Wen-Chiyh Lin	—	—
Hsueh-Hai Hu	24,120	*
Pen-Yuang Chang	—	—
Chin-Chou Chen	6,304	*
Hey-Chyi Young	49,678	*
Tian-Tsair Su	32,341	*
Chung-Yung Chia	—	—

* Stockholder beneficially owns less than 1.0% of our outstanding common shares.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

In 2017, 2018 and 2020, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2022, 2023 and 2024, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 0.1 million, 0.1 million and 7 thousand common shares of CHIEF, respectively.

In 2019 and 2021, CHTSC, another consolidated subsidiary of ours, granted stock options to its employees to purchase common stock of CHTSC. As of December 31, 2022, 2023 and 2024, participants in CHTSC’s incentive plan had outstanding stock options to purchase 3.4 million, 1.6 million and 0.7 million common shares of CHTSC, respectively.

In 2021, 2022 and 2023, our consolidated subsidiary, CLPT, granted stock options to its employees entitling them to purchase common stock of CLPT. As of December 31, 2022, 2023 and 2024, participants in CLPT’s stock incentive plan had outstanding stock options to purchase 1.0 million, 1.6 million and 1.0 million common shares of CLPT, respectively.

See Note 35 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding share-based payment arrangements of CHIEF, CHTSC and CLPT.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of February 28, 2025, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2022		As of March 31, 2023		As of March 31, 2024		As of February 28, 2025
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,301,701,984	42.56	3,320,526,730	42.80	3,321,563,943	42.82	3,147,298,365	40.57
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd(2)	493,359,184	6.36	428,647,184	5.53	383,811,184	4.95	358,083,184	4.62

(1)
Includes shares held through the MOTC and other government-controlled entities.
(2)
Information as of August 27, 2021, July 3, 2022, July 2, 2023 and July 8, 2024, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of February 28, 2025, 28 record holders held 17,680,173 ADSs (each representing ten common shares), which represents approximately 2.3% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the U.S.

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

On April 1, 2007, Chunghwa entered into an agreement with SENAO making SENAO the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, SENAO also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in SENAO’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2024, SENAO received NT$8.7 billion (US$0.3 billion) from Chunghwa. Chunghwa also sells mobile handsets to SENAO. For the year ended December 31, 2024, Chunghwa sold mobile handsets to SENAO, which amounted to NT$4.6 billion (US$0.1 billion).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$7.5 billion (US$0.2 billion) in 2024 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.5 billion (US$0.1 billion) in 2024.

Chunghwa paid Taiwan International Standard Electronics approximately NT$0.8 billion (US$25.1 million) in 2024 for the purchase of telecommunications exchange facilities and related supplies as well as the maintenance expenses.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2020 to 2024. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2020	4.3060	33.4
Year ended December 31, 2021	4.6080	35.7
Year ended December 31, 2022	4.7020	36.5
Year ended December 31, 2023	4.7580	36.9
Year ended December 31, 2024(2)	5.0000	38.8

(1)
Cash dividend unless otherwise indicated.
(2)
Dividends for 2024, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2025 and to be declared at our annual general stockholders’ meeting scheduled on May 29, 2025. Our payout ratio was 104.21% in 2024.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our common shares. The closing price for our common shares on the TWSE on April 2, 2025 was NT$130.0 per share.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The closing price for our ADSs on the NYSE on April 2, 2025 was US$39.27 per ADS. Each of our ADSs represents the right to receive ten shares.

As of April 2, 2025, a total of 17,755,233 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2024.

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

Pursuant to our current Articles of Incorporation, in annual profit-making year, we should distribute 2% to 5% of profit as employees’ compensation, and not more than 0.17% of profit should be distributed as directors’ compensation; however, if we have any accumulated losses, an amount to offset losses should be reserved in advance.

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

Meetings of Stockholders

Pursuant to the ROC Securities and Exchange Act, as a listed company, we must hold a general shareholders’ meeting within six months after the end of each fiscal year and may not seek any extension for such meeting unless there are legitimate reasons and approval has been obtained from the competent authority. These meetings are generally held in New Taipei City, Taiwan. Special stockholders’ meetings may be convened by resolution of the board of directors, or by the board of directors upon the written request of any stockholder or stockholders who have held 3% or more of the issued shares continuously for one year or longer, or by the stockholders who have held over 50% of the issued shares continuously for three months or longer. Stockholders’ meetings may also be convened by an independent director. Notice in writing of general meetings of stockholders, stating the place, time and agenda must be dispatched to each stockholder at least 30 days, in the case of general meetings, and 15 days, in the case of special meetings, before the date set for each meeting. Except in certain circumstances described below, a majority of the holders of all issued and outstanding common shares present at a stockholders’ meeting constitutes a quorum for meetings of stockholders. Stockholders of 1% or more of the total number of our outstanding shares are entitled to submit, during the period of time prescribed by us no less than ten days, one proposal each year for consideration at our annual general stockholders’ meeting in accordance with the ROC Company Act.

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

A stockholder may be represented at a general or special meeting by proxy if a valid proxy form, which is printed by the company, is delivered to us at least five days before the commencement of the general or special stockholders’ meeting. Except for trust enterprises or share registrar approved by the Securities and Futures Bureau of the FSC, where one person is appointed as proxy by two or more stockholders who together hold more than 3% of the total issued common shares, the votes of those stockholders in excess of 3% of the outstanding common shares shall not be counted. Alternatively, if the stockholder would like to exercise its voting right at a general or special meeting but cannot be present at the meeting in person, we have set up an electronic voting mechanism for such stockholder to exercise voting right. The stockholder is not allowed to exercise voting right through an electronic voting mechanism if such stockholder fails to revoke the granted proxy (if any) at least two days prior to the general or special meeting.

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

Substantial Stockholders and Transfer Restrictions

The ROC Securities and Exchange Act currently requires for public companies that (i) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial stockholder (i.e., a stockholder who, together with his or her spouse, minor children or nominees, holds more than 5% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (ii) each director, supervisor, manager or substantial stockholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the TWSE or traded on the Taipei Exchange to the Securities and Futures Bureau of the FSC at least three days before the intended transfer, unless the number of shares to be transferred each day is no more than 10,000 shares. ADS holders holding more than 5% of our common shares, including common shares represented by ADSs, may be subject to the above-mentioned obligations. Such shareholding threshold was changed from 10% to 5%, effective from May 10, 2024, pursuant to the amendment to Article 43-1 of ROC Securities and Exchange Act passed by the Legislative Yuan and promulgated by the President on May 10, 2023.

In addition, the number of shares that can be sold or transferred on the TWSE or the Taipei Exchange by any person subject to the restrictions described above on any given day may not exceed:

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

Foreign Investment Approval

Other than investments permitted under Guideline Governing Investment in Securities by Overseas Chinese and Foreign Nationals, foreign investors (other than PRC persons) who wish to make (i) direct investments in the shares of Taiwan private companies or (ii) investment in 10% or more of the equity shares of a Taiwan company listed on TWSE or Taipei Exchange in any single transaction are required to submit a “foreign investment approval” application to the Department of Investment Review of the Ministry of Economic Affairs of Taiwan, or the DIR, or other government authority to qualify for benefits granted under the Statute for Investment by Foreign Nationals. DIR or other government authority reviews each foreign investment approval application and approves or disapproves the application after consultation with other governmental agencies. Any non-Taiwan person possessing a foreign investment approval may remit capital for the approved investment and repatriate annual net profits and interests and cash dividends attributable to an approved investment. Stock dividends, investment capital and capital gains attributable to the investment may be repatriated with approval of the DIR or other government authority.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2024, and we do not expect to become a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the benchmark rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2024 would have increased or decreased by NT$27.9 million (US$0.9 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2024, our cash and cash equivalents amounted to NT$36.2 billion (US$1.1 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenues. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) investment denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2024 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	NT$/USD	January 2025	NT$46 million/USD1 million
Forward exchange contracts-Buy	NT$/EUR	March 2025	NT$10 million/EUR0.3 million
Forward exchange contracts-Buy	NT$/EUR	March 2025	NT$341 million/EUR10 million

Note 38 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of holding other company’s equity and we manage our investment portfolio in accordance with our internal policies and procedures.

The table below presents the carrying amount and accumulated unrealized gain or loss for our financial assets at fair value through profit or loss, or FVTPL, and financial assets at fair value through other comprehensive income, or FVOCI, as of December 31, 2024.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Financial assets at FVTPL
Non-listed stocks and limited partnership	968	1	320
Financial assets at FVOCI
Listed stocks	126	1	152
Non-listed stocks	4,541	1,281	615

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our profit before tax and other comprehensive income before tax for the year ended December 31, 2024 would have increased or decreased by NT$48 million (US$1.5 million) and NT$233 million (US$7.1 million) as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2024, we received US$0.3 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2024, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers, Taiwan has audited the effectiveness of our internal control over financial reporting, as stated in its report. See “Report of Independent Registered Public Accounting Firm” to our consolidated financial statements included elsewhere in the annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that apply to our directors, managers, employees, and mandataries, including our chief executive officer and chief financial officer. We have posted copies of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at https://www.cht.com.tw/en/home/cht/about-cht/introduction/board-of-directors .

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche (PCAOB ID No. 1060) for the fiscal year ended December 31, 2023 and PricewaterhouseCoopers, Taiwan (PCAOB ID. 1345) for the fiscal year ended December 31, 2024, our principal accountant for the years indicated. We did not pay any other fees to Deloitte & Touche and PricewaterhouseCoopers, Taiwan during the periods indicated below.

	Year Ended December 31
	2023	2024
	NT$	NT$	US$
	(in millions)
Audit fees(1)	59.1	47.2	1.4
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	2.9	5.7	0.2

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

All audit and non-audit services provided by Deloitte & Touche for the fiscal year ended December 31, 2023 and PricewaterhouseCoopers, Taiwan for the fiscal year ended December 31, 2024 were pre-approved by our audit committee according to the revised Rule 201(c)(7) of Regulation S-X, entitled “Audit Committee Administration of the Engagement,” that served to strengthen requirements regarding auditor independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 22, 2023, we announced the dismissal of Deloitte & Touche as our independent registered public accounting firm, effective upon the completion of its audit work for the financial statements of the company for the fiscal year ended December 31, 2023, and the appointment of PricewaterhouseCoopers, Taiwan as our independent registered public accounting firm, effective from the audit work for the first quarter of 2024. The decision to change the company’s independent registered public accounting firm was approved by the audit committee and the board of directors.

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

The company provided Deloitte & Touche with a copy of the above disclosure and requested that Deloitte & Touche furnish the company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the Deloitte & Touche’s letter dated April 17, 2024 is attached herewith as Exhibit 15.1.

During each of the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period prior to our engagement of PricewaterhouseCoopers, Taiwan, neither the company, nor anyone on our behalf, has consulted PricewaterhouseCoopers, Taiwan regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the company’s financial statements, and neither a written report was provided to the company nor was oral advice provided that PricewaterhouseCoopers Taiwan concluded was an important factor considered by the company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

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

Furthermore, from the year 2023, we began implementing digital auditing, utilizing digital tools within a risk-based framework, which has allowed us to enhance our risk identification capabilities and effectively risk assessments.

In addition, the FSC announced in August 2023 that corporates in Taiwan have aligned with the IFRS Sustainability Disclosure Standards. By the end of 2024, we have integrated sustainability information management into our internal control system and have included it as a mandatory annual audit item from 2025.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as Exhibit 11.3 to this annual report.

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

Internal Policies

In order to prevent cybersecurity incidents, we have adopted a “Cybersecurity Policy” approved by the Chairman as well as the following measures:

•
governance: organizational context, risk management strategy, roles and responsibilities and authorities, policy, oversight, cybersecurity supply chain risk management;
•
identification: asset management, risk assessment, and improvement;
•
protection: critical infrastructure security, network and system security, software/application development security, access control security, end-point security, operation and management security, awareness training, data security, and personal information security;
•
detection: vulnerability analysis and patch management, multi-layer protection, intelligent Security Operation Center, or SOC and multi-vector detection;
•
response: incident report and response, anomaly analysis, forensics and decision-making, recovery and improvement plan, cybersecurity intelligence sharing and joint defense enhancement; and
•
recovery: cybersecurity and personal data incident drills, internal and external audits, third-party certification, performance evaluation and continual improvement.

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

On September 30, 2024, we appointed Dr. Jung-Kuei Chen as our CISO and Vice President of the Cybersecurity Department. Dr. Chen holds a Ph.D. in Electrical Engineering from National Taiwan University and has been with us for over 36 years. He possesses extensive cross-disciplinary practical experience in telecommunications, networks, cybersecurity, AI, information technology, and risk management. Previously, he served as the President of the Information Technology Group and the Vice President of the Telecom Laboratories. Dr. Chen has been instrumental in cultivating cybersecurity professionals within our company and enhancing our capabilities in independent cybersecurity technology research and development.

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

Since 2021, we have arranged and been covered by data protection insurance to prevent potential major financial losses from cybersecurity incidents and safeguard the rights of our customers and investors. In 2024, we had not been subject to any punishment due to cybersecurity, and there were no incidents of material risks arising from cybersecurity or personal data protection. For more information, please visit the websites at: https://www.cht.com.tw/en/home/cht/esg/customer-care/cybersecurity (cybersecurity); www.cht.com.tw/en/home/cht/esg/customer-care/privacy-protection/privacy-policy (privacy protection). The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1*	Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on May 31, 2024.

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

11.2*	Ethical Corporate Management Best Practice Principles (English translation), as last amended by Board of Directors on April 17, 2024.

11.3*	Insider Trading Policy of Chunghwa Telecom Co., Ltd.

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Letter of Deloitte & Touche. (incorporated by reference to Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-31731) filed with the Commission on April 17, 2024)

97

Incentive Compensation Clawback Policy of Chunghwa Telecom Co., Ltd. (incorporated by reference to Exhibit 97 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-31731) filed with the Commission on April 17, 2024)

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

CHUNGHWA TELECOM CO., LTD.

By:	/s/ CHIH-CHENG CHIEN
	Name:	Chih-Cheng Chien
	Title:	Chairman and Chief Executive Officer

Date: April 16, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chunghwa Telecom Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accuracy of Revenue on Mobile Service

As described in Notes 3, 31 and 44 to the consolidated financial statements, revenue from mobile service makes up a portion of total revenues of $229,968 million for the year ended December 31, 2024. The Company recognizes revenue for mobile service based on the terms of mobile service contracts and actual usage of mobile services. Given that revenue on mobile service is comprised of a large number of low-dollar transactions from a large number of contracts and a wide variety of tariff plans, the Company highly relies on the automated information systems to process and recognize revenue for mobile service.

The principal considerations for our determination that performing procedures relating to accuracy of revenue on mobile service is a critical audit matter are that the Company’s revenue from mobile service is made up of a large number of low-dollar transactions and highly relies on information technology systems. This in turn led to a high degree of auditor effort required in performing procedures related to accuracy of the Company’s revenue on mobile service.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding over the design of internal controls and information systems related to the business process of the Company’s revenue recognition on mobile service and evaluating operating effectiveness of such controls, including (i) obtaining an understanding and evaluated the significant systems related to revenue on mobile service, and testing the information technology general controls as well as the automated controls for automatic calculations and system interface over these systems and (ii) testing manual controls related to the review of information on mobile service, including service acceptance, updates to price information, data collection and system interface, pricing, billing, and accounting processes. These procedures also included, among others, selecting samples from mobile service revenue, agreed the samples selected to service contracts, invoices, payment records, and tested consistency between the data entered into the system and the original service contracts.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

April 16, 2025

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 17, 2024

We began serving as the Company's auditor in 1998. In 2024 we became the predecessor auditor.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2023 and 2024

(In Millions of New Taiwan or U.S. Dollars)

		2023	2024
ASSETS	Notes	NT$	NT$	US$ (Note 6)
CURRENT ASSETS
Cash and cash equivalents	3, 7, 40	$33,824	$36,260	$1,106
Financial assets at fair value through profit or loss	3, 4, 8	1	—	—
Hedging financial assets	3, 22	—	1	—
Contract assets	3, 31	6,713	8,401	256
Trade notes and accounts receivable, net	3, 4, 11, 31	24,842	26,026	794
Receivables from related parties	40	78	193	6
Inventories	3, 4, 12, 31, 41, 42	11,521	12,087	369
Prepayments	13	2,840	3,138	96
Other current monetary assets	14, 29, 40	20,352	23,408	714
Incremental costs of obtaining contracts	3, 31	211	339	10
Other current assets	21, 33, 41	2,822	3,115	94
Total current assets		103,204	112,968	3,445
NONCURRENT ASSETS
Financial assets at fair value through profit or loss	3, 4, 8	1,036	1,005	31
Financial assets at fair value through other comprehensive income	3, 4, 9	4,412	4,667	142
Financial assets at amortized cost	3, 10	—	2,000	61
Investments accounted for using equity method	3, 16	8,252	8,879	271
Contract assets	3, 31	3,769	4,327	132
Property, plant and equipment	3, 4, 17, 36, 40, 41, 42	292,338	289,840	8,839
Right-of-use assets	3, 4, 18, 40	11,238	10,912	333
Investment properties	3, 4, 19	9,805	12,302	375
Intangible assets	3, 4, 20, 40	72,727	66,283	2,021
Deferred income tax assets	3, 33	2,099	1,661	51
Incremental costs of obtaining a contract	3, 31	939	1,222	37
Net defined benefit assets	3, 4, 29	5,963	8,884	271
Prepayments	13, 42	3,330	4,461	136
Other noncurrent assets	21, 41, 42	4,629	4,886	150
Total noncurrent assets		420,537	421,329	12,850
TOTAL		$523,741	$534,297	$16,295

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2023 and 2024

(In Millions of New Taiwan or U.S. Dollars)

		2023	2024
LIABILITIES AND EQUITY	Notes	NT$	NT$	US$ (Note 6)
CURRENT LIABILITIES
Short-term loans	23	$585	$215	$7
Hedging financial liabilities	3, 22	—	2	—
Contract liabilities	3, 31, 42	14,088	16,301	497
Trade notes and accounts payable	26	14,396	17,743	541
Payables to related parties	40	385	480	15
Current tax liabilities	3, 33	6,613	6,822	208
Lease liabilities	3, 4, 18, 36, 40	3,505	3,558	109
Other payables	27, 36	25,257	26,581	811
Provisions	3, 28	337	442	13
Current portion of long-term loans	3, 24 ,25, 41	1,600	8,803	268
Other current liabilities		984	1,050	32
Total current liabilities		67,750	81,997	2,501
NONCURRENT LIABILITIES
Long-term loans	3, 24, 41	—	1,631	50
Bonds payable	3, 25	30,483	21,689	661
Contract liabilities	3, 31, 42	7,560	7,541	230
Deferred income tax liabilities	3, 33	2,461	2,658	81
Provisions	3, 28	485	535	16
Lease liabilities	3, 4, 18, 36, 40	7,470	7,334	224
Customers’ deposits	40	5,309	5,311	163
Net defined benefit liabilities	3, 4, 29	2,098	2,107	64
Other noncurrent liabilities		7,406	7,688	234
Total noncurrent liabilities		63,272	56,494	1,723
Total liabilities		131,022	138,491	4,224
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,366
Additional paid-in capital		149,828	150,054	4,576
Retained earnings
Legal reserve		77,574	77,574	2,366
Special reserve		2,899	2,676	82
Unappropriated earnings		72,059	74,362	2,267
Total retained earnings		152,532	154,612	4,715
Others		353	586	18
Total equity attributable to stockholders of the parent	15, 30	380,287	382,826	11,675
NONCONTROLLING INTERESTS	15, 30	12,432	12,980	396
Total equity		392,719	395,806	12,071
TOTAL		$523,741	$534,297	$16,295

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2022	2023	2024
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	3, 31, 40, 44	$216,739	$223,199	$229,968	$7,013
OPERATING COSTS	3, 12, 29, 31, 32, 40	136,717	141,767	146,583	4,470
GROSS PROFIT		80,022	81,432	83,385	2,543
OPERATING EXPENSES
Marketing		22,819	23,599	25,104	765
General and administrative		6,580	6,801	7,175	219
Research and development		3,774	3,892	4,167	127
Expected credit loss		117	152	188	6
Total operating expenses	3, 11, 29, 32, 40	33,290	34,444	36,634	1,117
OTHER INCOME AND EXPENSES	17, 19, 20, 32, 44	93	(635)	122	3
INCOME FROM OPERATIONS		46,825	46,353	46,873	1,429
NON-OPERATING INCOME AND EXPENSES
Interest income	40, 44	249	618	781	24
Other income	10, 32, 40	369	382	463	14
Other gains and losses	16, 32, 40	(418)	(279)	(94)	(3)
Interest expense	18, 32, 40, 44	(263)	(319)	(339)	(10)
Share of profits of associates and joint ventures accounted for using equity method	16, 44	442	253	157	5
Total non-operating income and expenses		379	655	968	30
INCOME BEFORE INCOME TAX		47,204	47,008	47,841	1,459
INCOME TAX EXPENSE	3, 33	9,335	8,947	9,333	285
NET INCOME		37,869	38,061	38,508	1,174
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	29	1,154	157	2,255	69
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	3, 30, 39	(137)	619	48	2
Gain or loss on hedging instruments subject to basis adjustment	3, 22	21	(13)	(1)	—
Share of other comprehensive income of associates and joint ventures	3, 16, 30	3	6	14	—
Income tax relating to items that will not be reclassified to profit or loss	33	(231)	(31)	(451)	(14)
		810	738	1,865	57

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2022	2023	2024
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$296	$(46)	$192	$6
Share of other comprehensive income (loss) of associates and joint ventures	3, 16, 30	6	(23)	24	1
		302	(69)	216	7
Total other comprehensive income, net of income tax		1,112	669	2,081	64
TOTAL COMPREHENSIVE INCOME		$38,981	$38,730	$40,589	$1,238
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$36,358	$36,958	$37,189	$1,134
Noncontrolling interests		1,511	1,103	1,319	40
		$37,869	$38,061	$38,508	$1,174
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$37,450	$37,658	$39,223	$1,196
Noncontrolling interests		1,531	1,072	1,366	42
		$38,981	$38,730	$40,589	$1,238
EARNINGS PER SHARE	34
Basic		$4.69	$4.76	$4.79	$0.15
Diluted		$4.68	$4.76	$4.78	$0.15
EARNINGS PER EQUIVALENT ADS
Basic		$46.87	$47.64	$47.94	$1.46
Diluted		$46.81	$47.58	$47.83	$1.46

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
			Retained Earnings				Others
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value through Other Comprehensive Income	Gain or Loss on Hedging Instruments	Total Others	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2022	$77,574	$149,810	$77,574	$2,676	$70,157	$150,407	$(392)	$(8)	$(8)	$(408)	$377,383	$11,747	$389,130
Appropriation of 2021 earnings
Special reserve	—	—	—	408	(408)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,746)	(35,746)	—	—	—	—	(35,746)	—	(35,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,053)	(1,053)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Net income for the year ended December 31, 2022	—	—	—	—	36,358	36,358	—	—	—	—	36,358	1,511	37,869
Other comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	907	907	281	(117)	21	185	1,092	20	1,112
Total comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	37,265	37,265	281	(117)	21	185	37,450	1,531	38,981
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—
Changes in equities of subsidiaries	—	32	—	—	—	—	—	—	—	—	32	72	104
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	111	111
BALANCE, DECEMBER 31, 2022	77,574	149,844	77,574	3,084	71,268	151,926	(111)	(125)	13	(223)	379,121	12,408	391,529
Appropriation of 2022 earnings
Special reserve	—	—	—	(185)	185	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,476)	(36,476)	—	—	—	—	(36,476)	—	(36,476)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,092)	(1,092)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(26)	—	—	—	—	—	—	—	—	(26)	—	(26)
Actual acquisition of interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2023	—	—	—	—	36,958	36,958	—	—	—	—	36,958	1,103	38,061
Other comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	124	124	(57)	646	(13)	576	700	(31)	669
Total comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	37,082	37,082	(57)	646	(13)	576	37,658	1,072	38,730
Changes in equities of subsidiaries	—	8	—	—	—	—	—	—	—	—	8	25	33
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	19	19
BALANCE, DECEMBER 31, 2023	77,574	149,828	77,574	2,899	72,059	152,532	(168)	521	—	353	380,287	12,432	392,719
Appropriation of 2023 earnings
Special reserve	—	—	—	(223)	223	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,910)	(36,910)	—	—	—	—	(36,910)	—	(36,910)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(898)	(898)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Actual disposal of interests in subsidiaries	—	224	—	—	—	—	—	—	—	—	224	35	259
Net income for the year ended December 31, 2024	—	—	—	—	37,189	37,189	—	—	—	—	37,189	1,319	38,508
Other comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	1,801	1,801	191	43	(1)	233	2,034	47	2,081
Total comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	38,990	38,990	191	43	(1)	233	39,223	1,366	40,589
Changes in equities of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	45	45
BALANCE, DECEMBER 31, 2024	$77,574	$150,054	$77,574	$2,676	$74,362	$154,612	$23	$564	$(1)	$586	$382,826	$12,980	$395,806
BALANCE, DECEMBER 31, 2024 (IN MILLIONS OF US$ - Note 6)	$2,366	$4,576	$2,366	$82	$2,267	$4,715	$1	$17	$—	$18	$11,675	$396	$12,071

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In Millions of New Taiwan or U.S. Dollars)

	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$47,204	$47,008	$47,841	$1,459
Adjustments for:
Depreciation	32,786	32,956	32,920	1,004
Amortization	6,643	6,699	6,699	204
Amortization of incremental costs of obtaining contracts	841	856	906	28
Expected credit loss	117	152	188	6
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	206	98	147	4
Interest expense	263	319	339	10
Interest income	(249)	(618)	(781)	(24)
Dividend income	(157)	(167)	(240)	(7)
Compensation cost of share-based payment transactions	16	8	8	—
Share of profits of associates and joint ventures accounted for using equity method	(442)	(253)	(157)	(5)
Loss on disposal of property, plant and equipment	5	—	17	1
Gain on disposal of financial instruments	(1)	—	(1)	—
Loss (gain) on disposal of investments accounted for using equity method	14	(6)	(85)	(3)
Provision for impairment loss and obsolescence of inventory	34	23	60	2
Impairment loss on property, plant and equipment	—	299	—	—
Impairment loss (reversal of impairment loss) on investment properties	(107)	336	(139)	(4)
Impairment loss on intangible assets	9	—	—	—
Others	254	(60)	(69)	(2)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(1,031)	(1,291)	(2,249)	(69)
Trade notes and accounts receivable	(785)	(287)	(1,322)	(40)
Receivables from related parties	(34)	(3)	(115)	(4)
Inventories	(23)	(178)	(626)	(19)
Prepayments	2	(315)	(29)	(1)
Other current monetary assets	(165)	107	64	2
Other current assets	(576)	733	(293)	(9)
Incremental cost of obtaining contracts	(833)	(1,026)	(1,317)	(40)
Increase (decrease) in:
Contract liabilities	1,990	584	2,194	67
Trade notes and accounts payable	(1,631)	(2,033)	3,347	102
Payables to related parties	147	(154)	95	3
Other payables	782	562	1,540	47
Provisions	(28)	373	153	5
Net defined benefit plans	(724)	(728)	(657)	(20)
Other current liabilities	60	(14)	78	3
Cash generated from operations	84,587	83,980	88,516	2,700
Interests paid	(239)	(314)	(333)	(10)
Income taxes paid	(8,397)	(9,107)	(8,939)	(273)
Net cash provided by operating activities	75,951	74,559	79,244	2,417

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In Millions of New Taiwan or U.S. Dollars)

	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(19)	$(305)	$(313)	$(9)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	—	—	—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	7	—	112	4
Acquisition of financial assets at amortized cos	—	—	(2,000)	(61)
Acquisition of financial assets at fair value through profit or loss	(360)	(133)	(162)	(5)
Proceeds from disposal of financial assets at fair value through profit or loss	15	—	5	—
Acquisition of investments accounted for using equity method	(52)	(1,555)	(776)	(23)
Proceeds from capital reduction of investments accounted for using equity method	340	—	—	—
Acquisition of property, plant and equipment	(31,535)	(30,741)	(28,756)	(877)
Proceeds from disposal of property, plant and equipment	16	19	13	—
Acquisition of intangible assets	(1,893)	(237)	(234)	(7)
Acquisition of investment properties	(18)	(54)	(4)	—
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(5,670)	(45,239)	(72,915)	(2,224)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	7,310	28,577	69,886	2,131
Decrease (increase) in other noncurrent assets	235	166	(258)	(8)
Increase in prepayments for leases	—	(1,729)	(1,400)	(43)
Interests received	219	568	764	23
Dividends received	550	467	663	20
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	66	22	43	1
Net cash used in investing activities	(30,789)	(50,174)	(35,332)	(1,078)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(In Millions of New Taiwan or U.S. Dollars)

	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	$1,292	$2,590	$700	$21
Repayments of short-term loans	(635)	(2,727)	(1,070)	(33)
Proceeds from long-term loans	—	—	35	1
Increase (decrease) in customers’ deposits	(223)	134	(9)	—
Proceeds from issuance of bonds	3,500	—	—	—
Payments for transaction costs attributable to the issuance of bonds	(4)	—	—	—
Payments for the principal of lease liabilities	(3,777)	(3,884)	(3,944)	(120)
Increase in other noncurrent liabilities	1,644	680	282	9
Cash dividends paid	(35,746)	(36,476)	(36,910)	(1,126)
Acquisition of additional interests in subsidiaries	—	—	—	—
Partial disposal of interests in subsidiaries without losing control	—	—	259	8
Cash dividends distributed to noncontrolling interests	(1,053)	(1,092)	(898)	(27)
Change in other noncontrolling interests	200	43	37	1
Unclaimed dividend	2	2	2	—
Net cash used in financing activities	(34,800)	(40,730)	(41,516)	(1,266)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	52	(24)	40	1
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,414	(16,369)	2,436	74
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	39,779	50,193	33,824	1,032
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$50,193	$33,824	$36,260	$1,106

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

2.
APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on March 28, 2025.

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
Liabilities due to be settled within twelve months after the reporting period; and
c.
Liabilities for which the Company on the balance sheet date does not have in substance the right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Light Era Development Co., Ltd. (“LED”) , a wholly owned subsidiary of the company, engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

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
The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2023	2024	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	b)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	37	37	c)
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	70	d)
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2023	2024	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	69	63	e)
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	50	f)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	—	100	g)
	Chunghwa Telecom Europe GmbH (“CHTEU”)	International private leased circuit, internet services, transit services and ICT services	—	100	h)
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	—	—	i)
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	—	—	j)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	—	—	k)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	l)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	m)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2023	2024	Note
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd. (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	—	—	n)
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	—	—	o)
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100	p)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	—	—	q)

(Concluded)

a)
Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.
b)
CHIEF issued new shares in December 2023 and December 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.63% and 58.57% as of December 31, 2023 and 2024, respectively.
c)
Chunghwa controls more than half of seats of the Board of Directors of CHST as of December 31, 2024. As a result, the Company treated CHST as a subsidiary. For the information of changes in Chunghwa’s control over CHST in January 2025, please refer to Note 43.
d)
CLPT issued new shares in May 2023 and July 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56% and 69.87% as of December 31, 2023 and 2024, respectively.
e)
CHTSC issued new shares in February 2023, May 2023, January 2024, March 2024 and December 2024 as its employees exercised options. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased to 69.28% and 63.45% as of December 31, 2023 and 2024, respectively.
f)
Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased to 49.64% as of December 31, 2024. Chunghwa continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.
g)
Chunghwa invested and established CDCC Capital in February 2024. Chunghwa obtained 100% ownership interest of CDCC Capital.

h)
Chunghwa invested and established CHTEU in July 2024. Chunghwa obtained 100% ownership interest of CHTEU.
i)
SIS completed its liquidation in September 2023.
j)
Youyi completed its liquidation in November 2023.
k)
In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. SENYOUNG was the surviving company. The merger was completed on May 1, 2023.
l)
CHIEF has more than half of seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.
m)
Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.
n)
SIHK completed its liquidation in July 2023.
o)
IESA completed its liquidation in September 2023.
p)
IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased to 100%.
q)
IEHK completed its liquidation in June 2023.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of December 31, 2024.

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

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life. Intangible assets with indefinite useful lives are measured at cost less accumulated impairment loss.

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

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the assets may be impaired.

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

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

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

5.
APPLICATION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied Amendments to IFRS 16: Leases Liability in a Sale and Leaseback, Amendments to IAS 1: Classification of Liabilities as Current or Non-current, Amendments to IAS 1: Non-current Liabilities with Covenants, and Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

New and Amended IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and amended IFRSs that have been issued but are not yet effective.

New or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-Dependent Electricity	January 1, 2026
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS Accounting Standards	Annual Improvements -Volume 11	January 1, 2026

Note: The aforementioned new or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

The application of “Amendments to IAS 21: Lack of Exchangeability” will not have material impact on the Company’s consolidated financial statements.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing whether the application of the Standards listed above, except for the “Amendments to IAS 21: Lack of Exchangeability” will have the impact on the Company’s financial position and operating result. The Company will disclose the relevant impact when the assessment is completed.

6.
U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 31, 2024, which was NT$32.79 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.
CASH AND CASH EQUIVALENTS

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$404	$444
Bank deposits	9,522	13,243
	9,926	13,687
Cash equivalents (with maturities of less than three months)
Commercial paper	$14,496	$16,887
Negotiable certificates of deposit	5,900	2,800
Time deposits	3,502	2,884
Stimulus vouchers	—	2
	23,898	22,573
	$33,824	$36,260

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	December 31
	2023	2024
Bank deposits	0.00%-3.10%	0.00%-2.55%
Commercial paper	0.72%-1.33%	0.95%-1.56%
Negotiable certificates of deposit	1.38%	1.55%-1.70%
Time deposits	0.01%-5.50%	0.01%-4.90%

8.
FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$1	$—
Non-derivatives
Listed stocks - domestic	—	—

	$1	$—

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$704	$629
Non-listed stocks - foreign	89	32
Limited partnership - domestic	219	307
Other investing agreements	24	37

	$1,036	$1,005

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600 million in January 2022. As of December 31, 2024, Chunghwa invested $300 million.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

		Maturity	Contract Amount
	Currency	Period	(In Millions)
December 31, 2023
Forward exchange contracts - buy	NT$/EUR	March 2024	NT$145/EUR4

December 31, 2024
Forward exchange contracts - buy	NT$/USD	January 2025	NT$46/USD1

Forward exchange contracts - buy	NT$/EUR	March 2025	NT$10/EUR0.3

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Domestic investments
Listed and emerging stocks	$243	$126
Non-listed stocks	3,734	3,874
Foreign investments
Non-listed stocks	435	667
	$4,412	$4,667

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

The related unrealized loss on financial assets at FVOCI was $0.1 million and transferred from other equity to retained earnings upon the aforementioned disposals in 2022.

The Company recognized dividend income of $157 million, $167 million and $240 million for the years ended December 31, 2022, 2023 and 2024, respectively, with $157 million, $167 million and $239 million from the outstanding investments on December 31, 2022, 2023 and 2024, respectively.

10.
FINANCIAL ASSETS AT AMORTIZED COST - NONCURRENT

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Corporate bonds	$—	$2,000

The Company acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the amount of $2,000 million in October 2024.

11.
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$25,944	$27,169
Less: Loss allowance	(1,102)	(1,143)
	$24,842	$26,026

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

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2023

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	1%-20%	3%-65%	12%-82%	23%-91%	40%-96%	100%
Gross carrying amount	$17,066	$346	$135	$70	$48	$49	$578	$18,292
Loss allowance (Lifetime ECL)	(50)	(22)	(29)	(29)	(35)	(22)	(578)	(765)
Amortized cost	$17,016	$324	$106	$41	$13	$27	$—	$17,527

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,869	$101	$12	$18	$1	$1	$287	$4,289
Loss allowance (Lifetime ECL)	(3)	(17)	(1)	(5)	(1)	—	(287)	(314)
Amortized cost	$3,866	$84	$11	$13	$—	$1	$—	$3,975

December 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	1%-22%	2%-68%	11%-84%	21%-92%	39%-96%	100%
Gross carrying amount	$16,477	$335	$139	$75	$50	$48	$606	$17,730
Loss allowance (Lifetime ECL)	(51)	(24)	(34)	(31)	(33)	(34)	(606)	(813)
Amortized cost	$16,426	$311	$105	$44	$17	$14	$—	$16,917

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,548	$44	$83	$3	$1	$ -	$280	$5,959
Loss allowance (Lifetime ECL)	(3)	(2)	(8)	(1)	(1)	-	(280)	(295)
Amortized cost	$5,545	$42	$75	$2	$—	$—	$—	$5,664

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

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2023	2024
	NT$	NT$
	(In Millions)
Beginning balance	$1,365	$1,102
Add: Provision for credit loss	128	179
Less: Amounts written off	(391)	(138)
Ending balance	$1,102	$1,143

12.
INVENTORIES

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Merchandise	$4,340	$4,874
Project in process	4,771	4,564
Work in process	74	269
Raw materials	221	222
	9,406	9,929
Land held under development	1,999	1,999
Construction in progress	116	159
	$11,521	$12,087

The operating costs related to inventories were $49,544 million, $53,814 million and $52,856 million for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, valuation loss on inventories recognized as operating costs included the amounts of $34 million, $23 million and $60 million, respectively.

As of December 31, 2023 and 2024, inventories of $2,115 million and $2,158 million, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

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

Construction in progress also included the Datong S. Sec., Sanchong Dist., New Taipei City project. The Board of Directors of Chunghwa resolved to sign a joint construction with separate sale and partition contract with LED in August 2021. Chunghwa classified the land of the project as investment properties.

Regarding the aforementioned two projects, the Company has signed the house and land presale contracts with customers and has received payments in accordance with the contracts. Please refer to Notes 31 and 42 for details.

13.
PREPAYMENTS

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Prepayments for leases - satellite (Note 42)	$1,729	$3,129
Prepaid rents	2,143	1,762
Others	2,298	2,708
	$6,170	$7,599
Current
Prepaid rents	$581	$497
Others	2,259	2,641
	$2,840	$3,138
Noncurrent
Prepayments for leases - satellite (Note 42)	$1,729	$3,129
Prepaid rents	1,562	1,265
Others	39	67
	$3,330	$4,461

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

14.
OTHER CURRENT MONETARY ASSETS

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$18,573	$21,680
Accrued custodial receipts	893	725
Others	886	1,003
	$20,352	$23,408

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2023	2024
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%-5.54%	0.03%-5.10%

15.
SUBSIDIARIES
a.
Information on subsidiaries with material noncontrolling interests

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	and Principal	December 31
Subsidiaries	Place of Business	2023	2024
SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2022	2023	2024	2023	2024
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
SENAO	$462	$510	$353	$4,533	$4,549
CHPT	$496	$15	$295	4,994	5,289
Individually immaterial subsidiaries with noncontrolling interests				2,905	3,142
				$12,432	$12,980

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Current assets	$6,540	$6,738
Noncurrent assets	$3,141	$3,522
Current liabilities	$2,982	$3,582
Noncurrent liabilities	$459	$416
Equity attributable to the parent	$1,707	$1,713
Equity attributable to noncontrolling interests	$4,533	$4,549

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$31,602	$31,675	$32,503
Costs and expenses	30,958	30,964	32,012
Profit for the year	$644	$711	$491

Profit attributable to the parent	$182	$201	$138
Profit attributable to noncontrolling interests	462	510	353
Profit for the year	$644	$711	$491

Other comprehensive income (loss) attributable to the parent	$11	$(9)	$11
Other comprehensive income (loss) attributable to noncontrolling interests	26	(23)	30
Other comprehensive income (loss) for the year	$37	$(32)	$41

Total comprehensive income attributable to the parent	$192	$192	$149
Total comprehensive income attributable to noncontrolling interests	488	487	383
Total comprehensive income for the year	$680	$679	$532

Net cash flow from operating activities	$(329)	$1,146	$904
Net cash flow from investing activities	36	36	(356)
Net cash flow from financing activities	(826)	(873)	(819)
Effect of exchange rate changes on cash and cash equivalents	1	—	—
Net cash inflow (outflow)	$(1,118)	$309	$(271)

Dividends paid to noncontrolling interests	$371	$408	$371

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Current assets	$3,773	$4,936
Noncurrent assets	$4,499	$4,222
Current liabilities	$677	$1,102
Noncurrent liabilities	$23	$21
Equity attributable to CHI	$2,578	$2,746
Equity attributable to noncontrolling interests	$4,994	$5,289

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$4,434	$2,941	$3,670
Costs and expenses	3,673	2,905	3,207
Profit for the year	$761	$36	$463

Profit attributable to CHI	$265	$21	$168
Profit attributable to noncontrolling interests	496	15	295
Profit for the year	$761	$36	$463

Other comprehensive income (loss) attributable to CHI	$5	$(1)	$6
Other comprehensive income (loss) attributable to noncontrolling interests	7	(2)	10
Other comprehensive income (loss) for the year	$12	$(3)	$16

Total comprehensive income attributable to CHI	$270	$20	$174
Total comprehensive income attributable to noncontrolling interests	503	13	305
Total comprehensive income for the year	$773	$33	$479

Net cash flow from operating activities	$1,401	$325	$616
Net cash flow from investing activities	(1,011)	(244)	(188)
Net cash flow from financing activities	(388)	(409)	(43)
Effect of exchange rate changes on cash and cash equivalents	8	(2)	15
Net cash inflow (outflow)	$10	$(330)	$400

Dividends paid to noncontrolling interests	$293	$253	$11

b.
Equity transactions with noncontrolling interests

Chunghwa did not participate in the capital increase of CHST in November 2022. Therefore, the Company’s ownership interest in CHST decreased.

CHIEF issued new shares in March 2022, December 2022, December 2023 and December 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 35(a) for details.

CHTSC issued new shares in February 2022, May 2022, February 2023, May 2023, January 2024, March 2024 and December 2024 as its employees exercised options. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 35(b) for details.

IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased. Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased.

CLPT issued new shares in May 2023 and July 2024 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased. See Note 35(c) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2022, 2023 and 2024 was as follows:

	Year Ended December 31, 2022
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	Chunghwa Not Proportionately Participating in the Capital Increase of CHST
	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests	$39	$35	$15
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17)	(30)	(10)
Differences arising from equity transactions	$22	$5	$5

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$22	$5	$5

	Year Ended December 31, 2023
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	CLPT Share-Based Payment	Purchasing UTC shares
	NT$	NT$	NT$	NT$
	(In Millions)
Cash consideration received from (paid to) noncontrolling interests(Note)	$8	$15	$1	$—
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(2)	(13)	(1)	—
Differences arising from equity transactions	$6	$2	$—	$—

Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$—
Additional paid-in capital - arising from changes in equities of subsidiaries	$6	$2	$—	$—

	Year Ended December 31, 2024
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	CLPT Share-Based Payment	Disposal of CHTSC Shares	Disposal of IISI Shares
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests (Note)	$14	$14	$9	$207	$52
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(10)	(14)	(13)	(19)	(16)
Differences arising from equity transactions	$4	$—	$(4)	$188	$36

Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$188	$36
Additional paid-in capital - arising from changes in equities of subsidiaries	$4	$—	$(4)	$—	$—

Note: The proceeds from the new shares issued in February 2023 and January 2024 by CHTSC have been received in advance in December 2022 and December 2023, respectively.

16.
INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Investments in associates	$8,243	$8,870
Investment in joint venture	9	9
	$8,252	$8,879

a.
Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$4,293	$3,951

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,409	1,849
KingwayTek Technology Co., Ltd. (“KWT”)	229	242

Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	543	573
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	309	373
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	285	313
Taiwania Hive Technology Fund L.P. (“TWTF”)	—	276
WiAdvance Technology Corporation (“WATC”)	212	274
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	258	253
So-net Entertainment Taiwan Limited (“So-net”)	226	193
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	165	151
Taiwan International Ports Logistics Corporation (“TIPL”)	120	132
Porrima Inc. (“PORRIMA”)	—	78
CHT Infinity Singapore Pte., Ltd. (“CISG”)	57	61
Imedtac Co., Ltd. (“IME”)	47	57
Click Force Co., Ltd. (“CF”)	42	51
AgriTalk Technology Inc. (“ATT”)	31	26
Baohwa Trust Co., Ltd. (“BHT”)	10	12
Cornerstone Ventures Co., Ltd. (“CVC”)	7	5
	$8,243	$8,870

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2023	2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	34	33
KingwayTek Technology Co., Ltd. (“KWT”)	23	23

Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
Taiwania Hive Technology Fund L.P. (“TWTF”)	—	42
WiAdvance Technology Corporation (“WATC”)	19	16
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Porrima Inc. (“PORRIMA”)	—	10
CHT Infinity Singapore Pte., Ltd. (“CISG”)	40	40
Imedtac Co., Ltd. (“IME”)	7	10
Click Force Co., Ltd. (“CF”)	49	49
AgriTalk Technology Inc. (“ATT”)	29	29
Baohwa Trust Co., Ltd. (“BHT”)	25	25
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49

Summarized financial information of NCB was set out below:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Assets	$37,431	$48,637
Liabilities	(28,084)	(40,043)

Equity	$9,347	$8,594

The percentage of ownership interest held by the Company	46.26%	46.26%

Equity attributable to the Company	$4,324	$3,975
Unrealized gain or loss from downstream transactions	(31)	(24)

The carrying amount of investment	$4,293	$3,951

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
		(In Millions)
Net Revenues (losses)	$(47)	$10	$314

Net loss for the period	$(1,004)	$(969)	$(747)
Other comprehensive income (loss)	(10)	14	(6)
Total comprehensive loss for the period	$(1,014)	$(955)	$(753)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profits	$868	$647	$494
The Company’s share of other comprehensive income (loss)	13	(23)	40
The Company’s share of total comprehensive income	$881	$624	$534

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
SNI	$4,062	$3,838
KWT	$988	$897

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company subscribed for all the shares in the capital increase of ATT at the amount of $32 million in November 2022. Therefore, the Company’s ownership interest in ATT increased to 29.33% as of December 31, 2022.

STS reduces its capital in April 2022 and the Company received $340 million from capital reduction. The Company’s ownership interest in STS remained the same.

CVC was approved to end and dissolve its business in November 2024. The liquidation of CVC is still in process. The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC, the Company has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company increased its investment in IME proportionally at the amount of $11 million in December 2023, and increased its investment in IME in higher proportion to the original shareholder percentage at the amount of $32 million in April 2024, respectively. Therefore, the Company’s ownership interest in IME increased to 10.00% as of December 31, 2024. As the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in March 2022, October 2022, April 2023, September 2023, December 2023, March 2024 and September 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 20.05%, 19.22% and 16.24% as of December 31, 2022, December 31, 2023, and December 31, 2024,respectively. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

The Company invested $20 million and obtained 40.00% ownership interest in BHT in March 2022. BHT mainly engages in VR integration and AIoT security services. The Company did not participate in the capital increase of BHT in September 2023. Therefore, the Company’s ownership interest in BHT decreased to 25.00%.

The Company’s ownership interest in NCB was originally 41.90%. NCB reduced 26.43% of its capital to offset accumulated deficits and increased its capital in December 2023. The Company increased its investment in NCB in higher proportion to the original shareholder percentage at the amount of $1,544 million. Therefore, the Company’s ownership interest in NCB increased to 46.26% as of December 31, 2023. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

KWT transferred its treasury stock repurchased from December 2019 to February 2020 to employees in October 2024. Therefore, the Company’s ownership interest in KWT decreased to 22.58% as of December 31, 2024.

The Company increased its investment in SNI in lower proportion to the original shareholder percentage at the amount of $376 million in October 2024. Therefore, the Company’s ownership interest in SNI decreased to 33.16% as of December 31, 2024.

Chunghwa’s Board of Directors approved an investment in TWTF at the amount of USD 30 million in February 2024. The Company initially invested $288 million (USD 9 million) in August 2024 and obtained 41.75% ownership interest in TWTF. TWTF mainly engages in investment.

The Company participated in the capital increase of PORRIMA at the amount of $80 million in May 2024 and obtained 10.00% ownership interest. PORRIMA mainly engages in designing and selling zero-emission ships. As the Company has one out of five seats of the Board of Directors of PORRIMA, the Company has significant influence over PORRIMA.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.
Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2023	2024	2023	2024
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9	$9	51	51

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

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
(In Millions)
The Company’s share of loss	$—	$—	$—
The Company’s share of other comprehensive income	—	—	—
The Company’s share of total comprehensive loss	$—	$—	$—

The above amounts are less than one million and not zero.

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the audited financial statements.

17.
PROPERTY, PLANT AND EQUIPMENT

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Assets used by the Company	$285,085	$284,715
Assets subject to operating leases	7,253	5,125
	$292,338	$289,840

a.
Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2022	$102,645	$1,662	$71,358	$11,217	$713,534	$3,927	$10,809	$10,786	$925,938
Additions	460	—	133	102	149	1	253	30,167	31,265
Disposal	(4)	(6)	(7)	(808)	(18,395)	(104)	(392)	—	(19,716)
Effect of foreign exchange differences	—	—	—	—	209	—	4	19	232
Others	563	19	1,046	578	24,571	147	794	(26,545)	1,173
Balance on December 31, 2022	$103,664	$1,675	$72,530	$11,089	$720,068	$3,971	$11,468	$14,427	$938,892
Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,442)	$(30,578)	$(9,632)	$(590,533)	$(3,699)	$(8,205)	$—	$(644,089)
Depreciation expenses	—	(39)	(1,452)	(725)	(25,654)	(77)	(754)	—	(28,701)
Disposal	—	7	7	807	18,382	104	388	—	19,695
Effect of foreign exchange differences	—	—	—	—	(110)	—	(2)	—	(112)
Others	—	—	(240)	(4)	(42)	(1)	(69)	—	(356)
Balance on December 31, 2022	$—	$(1,474)	$(32,263)	$(9,554)	$(597,957)	$(3,673)	$(8,642)	$—	$(653,563)
Balance on December 31, 2022, net	$103,664	$201	$40,267	$1,535	$122,111	$298	$2,826	$14,427	$285,329
Cost
Balance on January 1, 2023	$103,664	$1,675	$72,530	$11,089	$720,068	$3,971	$11,468	$14,427	938,892
Additions	99	—	36	127	106	3	243	29,780	30,394
Disposal	(2)	—	(1)	(1,049)	(24,877)	(112)	(418)	—	(26,459)
Effect of foreign exchange differences	—	—	—	—	(5)	—	(3)	—	(8)
Others	(876)	34	(810)	878	26,143	188	801	(28,270)	(1,912)
Balance on December 31, 2023	$102,885	$1,709	$71,755	$11,045	$721,435	$4,050	$12,091	$15,937	$940,907

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474)	$(32,263)	$(9,554)	$(597,957)	$(3,673)	$(8,642)	$—	$(653,563)
Depreciation expenses	—	(34)	(1,439)	(698)	(25,704)	(94)	(797)	—	(28,766)
Disposal	—	—	—	1,049	24,867	113	411	—	26,440
Impairment losses	—	—	—	—	(299)	—	—	—	(299)
Effect of foreign exchange differences	—	—	—	—	5	—	1	—	6
Others	—	—	418	(18)	(43)	(1)	4	—	360
Balance on December 31, 2023	$—	$(1,508)	$(33,284)	$(9,221)	$(599,131)	$(3,655)	$(9,023)	$—	$(655,822)
Balance on December 31, 2023, net	$102,885	$201	$38,471	$1,824	$122,304	$395	$3,068	$15,937	$285,085
Cost
Balance on January 1, 2024	$102,885	$1,709	$71,755	$11,045	$721,435	$4,050	$12,091	$15,937	$940,907
Additions	—	—	176	25	321	4	139	27,910	28,575
Disposal	—	—	(18)	(1,240)	(27,010)	(154)	(506)	—	(28,928)
Effect of foreign exchange differences	—	—	—	—	167	—	9	16	192
Others	(539)	40	2,265	619	23,440	284	947	(27,290)	(234)
Balance on December 31, 2024	$102,346	$1,749	$74,178	$10,449	$718,353	$4,184	$12,680	$16,573	$940,512
Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,508)	$(33,284)	$(9,221)	$(599,131)	$(3,655)	$(9,023)	$—	$(655,822)
Depreciation expenses	—	(36)	(1,467)	(747)	(25,434)	(128)	(830)	—	(28,642)
Disposal	—	—	17	1,240	27,003	153	485	—	28,898
Effect of foreign exchange differences	—	—	—	—	(105)	—	(5)	—	(110)
Others	—	—	12	2	(7)	—	(128)	—	(121)
Balance on December 31, 2024	$—	$(1,544)	$(34,722)	$(8,726)	$(597,674)	$(3,630)	$(9,501)	$—	$(655,797)
Balance on December 31, 2024, net	$102,346	$205	$39,456	$1,723	$120,679	$554	$3,179	$16,573	$284,715

(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the years ended December 31, 2022 and 2024.

After the evaluation of certain telecommunications equipment, the Company determined that the recoverable amount of such assets was nil because the telecommunications service provided by 3G network would be discontinued in 2024; therefore, the Company recognized an impairment loss of $299 million for the year ended December 31, 2023. The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	2-10 years
Miscellaneous equipment
Leasehold improvements	1-18 years
Mechanical and air conditioner equipment	3-16 years
Others	1-15 years

b.
Assets subject to operating leases

	Land	Buildings	Total
	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2022	$4,809	$4,134	$8,943
Additions	—	—	—
Others	(433)	(949)	(1,382)
Balance on December 31, 2022	$4,376	$3,185	$7,561
Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,692)	$(1,692)
Depreciation expenses	—	(59)	(59)
Others	—	389	389
Balance on December 31, 2022	$—	$(1,362)	$(1,362)
Balance on December 31, 2022, net	$4,376	$1,823	$6,199
Cost
Balance on January 1, 2023	$4,376	$3,185	$7,561
Additions	—	4	4
Others	548	942	1,490
Balance on December 31, 2023	$4,924	$4,131	$9,055
Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,362)	$(1,362)
Depreciation expenses	—	(73)	(73)
Others	—	(367)	(367)
Balance on December 31, 2023	$—	$(1,802)	$(1,802)
Balance on December 31, 2023, net	$4,924	$2,329	$7,253
Cost
Balance on January 1, 2024	$4,924	$4,131	$9,055
Additions	—	1	1
Others	(1,820)	(394)	(2,214)
Balance on December 31, 2024	$3,104	$3,738	$6,842
Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,802)	$(1,802)
Depreciation expenses	—	(65)	(65)
Others	—	150	150
Balance on December 31, 2024	$—	$(1,717)	$(1,717)
Balance on December 31, 2024, net	$3,104	$2,021	$5,125

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Year 1	$381	$305
Year 2	279	198
Year 3	221	122
Year 4	176	92
Year 5	146	62
Onwards	1,025	137
	$2,228	$916

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

18.
LEASE ARRANGEMENTS
a.
Right-of-use assets

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Land and buildings
Handsets base stations	$7,577	$7,648
Others	1,754	1,564
Equipment	1,907	1,700
	$11,238	$10,912

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Additions to right-of-use assets	$4,369	$4,415	$4,092
Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,863	$2,939	$3,009
Others	770	787	805
Equipment	349	346	354
	$3,982	$4,072	$4,168

The Company did not have significant sublease or impairment of right-of-use assets for the years ended December 31, 2022, 2023 and 2024.

b.
Lease liabilities

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Lease liabilities
Current	$3,505	$3,558
Noncurrent	7,470	7,334
	$10,975	$10,892

Ranges of discount rates for lease liabilities were as follows:

December 31
	2023	2024
Land and buildings
Handsets base stations	0.37%-1.84%	0.37%-2.00%
Others	0.37%-9.00%	0.37%-9.00%
Equipment	0.37%-3.50%	0.37%-3.50%

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

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 40.

d.
Other lease information

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Expenses relating to low-value asset leases	$9	$9	$10
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$8	$8	$7
Total cash outflow for leases	$3,869	$4,006	$4,089

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 17 and 19.

19.
INVESTMENT PROPERTIES

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$9,805	$12,302

Investment Properties
NT$
(In Millions)
Cost
Balance on January 1, 2022	$10,663
Additions	18
Reclassification	99
Balance on December 31, 2022	$10,780
Accumulated depreciation and impairment
Balance on January 1, 2022	$(1,000)
Depreciation expense	(44)
Reversal of impairment loss	107
Reclassification	(39)
Balance on December 31, 2021	$(976)
Balance on December 31, 2021, net	$9,804
Cost
Balance on January 1, 2023	$10,780
Additions	54
Reclassification	328
Balance on December 31, 2023	$11,162
Accumulated depreciation and impairment
Balance on January 1, 2023	$(976)
Depreciation expense	(45)
Impairment loss	(336)
Balance on December 31, 2023	$(1,357)
Balance on December 31, 2023, net	$9,805
Cost
Balance on January 1, 2024	$11,162
Additions	4
Reclassification	2,427
Balance on December 31, 2024	$13,593
Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,357)
Depreciation expense	(45)
Reversal of impairment loss	139
Reclassification	(28)
Balance on December 31, 2024	$(1,291)
Balance on December 31, 2024, net	$12,302

After the evaluation of land and buildings by comparing the recoverable amount which represented the fair value less costs of disposal with the carrying amount, the Company recognized reversal of impairment losses of $107 million and $139 million for the years ended December 31, 2022 and 2024, respectively, and an impairment loss of $336 million for the year ended December 31, 2023. The impairment loss and the reversal of impairment loss were included in “other income and expenses” in the consolidated statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	15-30 years
Buildings
Main buildings	8-60 years
Other building facilities	10-35 years

The fair values of the Company’s investment properties as of December 31, 2023 and 2024 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

December 31
	2023	2024
	NT$	NT$
(In Millions)
Fair value	$$24,237	$$41,285
Overall capital interest rate	1.43%-5.51%	1.47%-5.81%
Profit margin ratio	10%-20%	12%-20%
Discount rate	—	0%-10%
Capitalization rate	0.23%-2.28%	1.12%-2.13%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Year 1	$168	$274
Year 2	157	248
Year 3	134	217
Year 4	105	192
Year 5	83	190
Onwards	435	1,306
	$1,082	$2,427

20.
INTANGIBLE ASSETS

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Carrying amount
Mobile Broadband Concession	$71,761	$65,371
Computer software	579	551
Goodwill	217	217
Others	170	144
	$72,727	$66,283

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2022	$108,338	$3,203	$291	$413	112,245
Additions-acquired separately	1,625	257	—	11	1,893
Disposal	—	(663)	—	(2)	(665)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	1	—	—	1
Balance on December 31, 2022	$109,963	$2,798	$291	$422	$113,474
Accumulated amortization and impairment
Balance on January 1, 2022	$(25,518)	$(2,530)	$(74)	$(178)	$(28,300)
Amortization expenses	(6,295)	(310)	—	(38)	(6,643)
Disposal	—	664	—	1	665
Impairment losses	—	—	—	(9)	(9)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	—	—	—	—
Balance on December 31, 2022	$(31,813)	$(2,176)	$(74)	$(224)	$(34,287)
Balance on December 31, 2022, net	$78,150	$622	$217	$198	$79,187
Cost
Balance on January 1, 2023	$109,963	$2,798	$291	$422	$113,474
Additions-acquired separately	—	231	—	6	237
Disposal	—	(499)	—	(6)	(505)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	3	—	—	3
Balance on December 31, 2023	$109,963	$2,533	$291	$422	$113,209
Accumulated amortization and impairment
Balance on January 1, 2023	$(31,813)	$(2,176)	$(74)	$(224)	$(34,287)
Amortization expenses	(6,389)	(276)	—	(34)	(6,699)
Disposal	—	499	—	6	505
Effect of foreign exchange differences	—	(1)	—	—	(1)
Others	—	—	—	—	—
Balance on December 31, 2023	$(38,202)	$(1,954)	$(74)	$(252)	$(40,482)
Balance on December 31, 2023, net	$71,761	$579	$217	$170	$72,727
Cost
Balance on January 1, 2024	$109,963	$2,533	$291	$422	$113,209
Additions-acquired separately	—	229	—	5	234
Disposal	—	(358)	—	(8)	(366)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	24	—	—	24
Balance on December 31, 2024	$109,963	$2,428	$291	$419	$113,101
Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202)	$(1,954)	$(74)	$(252)	$(40,482)
Amortization expenses	(6,390)	(278)	—	(31)	(6,699)
Disposal	—	358	—	8	366
Effect of foreign exchange differences	—	—	—	—	—
Others	—	(3)	—	—	(3)
Balance on December 31, 2024	$(44,592)	$(1,877)	$(74)	$(275)	$(46,818)
Balance on December 31, 2024, net	$65,371	$551	$217	$144	$66,283

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

SENAO concluded the recoverable amounts of the license agreement and the right of trademark were lower than the carrying amounts and recognized impairment loss of $9 million for the year ended December 31, 2022. The aforementioned impairment losses were included in other income and expenses in the consolidated statements of comprehensive income. The recoverable amount of license agreement and right of trademark was measured at the fair value less costs of disposal. The fair value was calculated based on asset approach by reference to the net assets value of Youth. The Company did not recognize any impairment loss on intangible assets for the year ended December 31, 2023 and 2024.

21.
OTHER ASSETS

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Refundable deposits	$1,995	$2,162
Spare parts	2,233	2,006
Other financial assets	1,000	1,000
Others	2,223	2,833
	$7,451	$8,001
Current
Spare parts	$2,233	$2,006
Others	589	1,109
	$2,822	$3,115
Noncurrent
Refundable deposits	$1,995	$2,162
Other financial assets	1,000	1,000
Others	1,634	1,724
	$4,629	$4,886

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

22.
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

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2022

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)		(In Dollars)		NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 423/ EUR 13	March 2023	$31.69	Hedging financial assets (liabilities)	$13	$—	$21

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(21)	$13	$—

December 31, 2023

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)		(In Dollars)		NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 24/ EUR 1	March 2024	$33.88	Hedging financial assets (liabilities)	$—	$—	$(13)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$13	$—	$—

December 31, 2024

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)		(In Dollars)		NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 341/ EUR 10	March 2025	$34.10	Hedging financial assets (liabilities)	$1	$2	$(1)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$1	$(1)	$—

Year ended December 31, 2022

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$21	$—	—	$6	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(13)	$—	—	$37	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(1)	$—	—	$(2)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

23.
SHORT-TERM LOANS

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Unsecured bank loans	$585	$215

The annual interest rates of bank loans were as follows:

	December 31
	2023	2024
Unsecured bank loans	2.16%-3.36%	1.82%-3.49%

CHST entered into an unsecured loan contract with Bank of Taiwan, and the loan amount of $50 million has matured in November 2024. CHST has been continuously negotiating the loan extension with Bank of Taiwan.

24.
LONG-TERM LOANS

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Secured bank loans (Note 41)	$1,600	$1,600
Unsecured bank loans	—	$35
Less: Current portion	(1,600)	(4)
	$-	$1,631

The annual interest rates of bank loans were as follows:

	December 31
	2023	2024
Secured bank loans	1.87%	2.09%
Unsecured bank loans	—	2.22%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2024, and the due date of the renewed contract is September 2027.

CLPT entered into an unsecured loan contract with Mega International Commercial Bank, interest is paid monthly, and the principal will be repaid in 48 equal installments from August 2025 to July 2029.

25.
BONDS PAYABLE

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Unsecured domestic bonds	$30,500	$30,500
Less: Discounts on bonds payable	(17)	(12)
	$30,483	$30,488
Less: Current portion	—	(8,799)
	$30,483	$21,689

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500	0.54%	The same as above
	C	July 2020 to July 2030	3,700	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900	0.42%	The same as above
	B	April 2021 to April 2028	4,100	0.46%	The same as above
	C	April 2021 to April 2031	1,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500	0.69%	The same as above

26.
TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$14,396	$17,743

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

27.
OTHER PAYABLES

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$10,441	$10,722
Accrued compensation to employees and remuneration to directors and supervisors	2,108	2,500
Payables to contractors	1,990	2,265
Amounts collected for others	1,544	1,707
Accrued maintenance costs	1,316	1,117
Payables to equipment suppliers	1,311	720
Others	6,547	7,550
	$25,257	$26,581

28.
PROVISIONS

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Employee benefits	$387	$416
Warranties	238	281
Onerous contracts	194	266
Others	3	14
	$822	$977

Current	$337	$442
Noncurrent	485	535
	$822	$977

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2022	$63	$213	$147	$4	$427
Additional / (reversal of) provisions recognized	2	108	(52)	—	58
Used / forfeited during the year	—	(86)	—	—	(86)
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2022	$65	$235	$95	$4	$399

Balance on January 1, 2023	$65	$235	$95	$4	$399
Additional / (reversal of) provisions recognized	323	69	49	(1)	440
Used / forfeited during the year	(1)	(66)	—	—	(67)
Reclassification	—	—	50	—	50
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2023	$387	$238	$194	$3	$822

Balance on January 1, 2024	$387	$238	$194	$3	$822
Additional / (reversal of) provisions recognized	34	114	72	11	231
Used / forfeited during the year	(5)	(71)	—	—	(76)
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2024	$416	$281	$266	$14	$977

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

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligations	$30,313	$27,985
Fair value of plan assets	(34,178)	(34,762)
Funded status - surplus	$(3,865)	$(6,777)

Net defined benefit liabilities	$2,098	$2,107
Net defined benefit assets	(5,963)	(8,884)
	$(3,865)	$(6,777)

Movements in the defined benefit obligations and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2022	$35,502	$36,605	$(1,103)
Current service cost	1,085	—	1,085
Interest expense/interest income	171	181	(10)
Amounts recognized in profit or loss	1,256	181	1,075
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	2,968	(2,968)
Actuarial loss recognized from changes in financial assumptions	208	—	208
Actuarial loss recognized from experience adjustments	1,606	—	1,606
Amounts recognized in other comprehensive income	1,814	2,968	(1,154)
Contributions from employer	—	1,555	(1,555)
Benefits paid	(4,729)	(4,729)	—
Benefits paid directly by the Company	(244)	—	(244)
Balance on December 31, 2022	33,599	36,580	(2,981)
Current service cost	1,006	—	1,006
Loss on settlements	1	—	1
Interest expense/interest income	403	452	(49)
Amounts recognized in profit or loss	1,410	452	958
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	309	(309)
Actuarial gain recognized from changes in financial assumptions	(100)	—	(100)
Actuarial loss recognized from experience adjustments	252	—	252
Amounts recognized in other comprehensive income	152	309	(157)
Contributions from employer	—	1,386	(1,386)
Benefits paid	(4,549)	(4,549)	—
Benefits paid directly by the Company	(299)	—	(299)
Balance on December 31, 2023	30,313	34,178	(3,865)
Current service cost	904	—	904
Interest expense/interest income	372	422	(50)
Amounts recognized in profit or loss	1,276	422	854
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	3,105	(3,105)
Actuarial gain recognized from changes in financial assumptions	(382)	—	(382)
Actuarial loss recognized from experience adjustments	1,232	—	1,232
Amounts recognized in other comprehensive income	850	3,105	(2,255)
Contributions from employer	—	1,245	(1,245)
Benefits paid	(4,188)	(4,188)	—
Settlement of plan obligation of subsidiaries	—	—	—
Benefits paid directly by the Company	(266)	—	(266)
Balance on December 31, 2024	$27,985	$34,762	$(6,777)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Operating costs	$565	$488	$416
Marketing expenses	360	334	314
General and administrative expenses	86	78	73
Research and development expenses	37	35	32
	$1,048	$935	$835

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

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2023	2024
Discount rates	1.25%	1.75%
Expected rates of salary increase	1.00%-2.25%	1.00%-2.25%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(880)	$(790)
0.5% decrease	$932	$836
Expected rates of salary increase
0.5% increase	$1,000	$904
0.5% decrease	$(953)	$(862)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligations as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$1,355	$1,224
The average duration of the defined benefit obligations	6.1-10years	6-10years

As of December 31, 2024, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
NT$
(In Millions)
2025	$2,214
2026	5,345
2027	8,537
2028	9,808
2029 and thereafter	30,311
$56,215

30.
EQUITY
a.
Share capital
1)
Common stocks

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000
Authorized shares	$120,000	$120,000
Number of issued and paid shares	7,757	7,757
Issued shares	$77,574	$77,574

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)
Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2024, the outstanding ADSs were 178 million common stocks, which equaled 18 million units and represented 2.29% of Chunghwa’s total outstanding common stocks.

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

b.
Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2022	$126,045	$1	$2,106	$987	$23	$20,648	$149,810
Unclaimed dividend	—	—	—	—	2	—	2
Changes in equities of subsidiaries	—	—	32	—	—	—	32
Balance on December 31, 2022	$126,045	$1	$2,138	$987	$25	$20,648	$149,844

Balance on January 1, 2023	$126,045	$1	$2,138	$987	$25	$20,648	$149,844
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(26)	—	—	—	—	(26)
Actual acquisition of interests in subsidiaries	—	—	—	—	—	—	—
Changes in equities of subsidiaries	—	—	8	—	—	—	8
Balance on December 31, 2023	$126,045	$(25)	$2,146	$987	$27	$20,648	$149,828

Balance on January 1, 2024	$126,045	$(25)	$2,146	$987	$27	$20,648	$149,828
Unclaimed dividend	—	—	—	—	2	—	2
Actual disposal of interests in subsidiaries	—	—	—	224	—	—	224
Changes in equities of subsidiaries	—	—	—	—	—	—	—
Balance on December 31, 2024	$126,045	$(25)	$2,146	$1,211	$29	$20,648	$150,054

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

The appropriations of the 2022 and 2023 earnings of Chunghwa approved by the stockholders in their meetings on May 26, 2023 and May 31, 2024, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2022	For Fiscal Year 2023	For Fiscal Year 2022	For Fiscal Year 2023
Reversal of special reserve	$(185)	$(223)
Cash dividends	36,476	36,910	$4.702	$4.758

The appropriations of earnings for 2024 had been proposed by Chunghwa’s Board of Directors on February 26, 2025. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Cash dividends	38,787	$5.000

The appropriations of earnings for 2024 are subject to the resolution of the stockholders’ meeting planned to be held on May 29, 2025.

d.
Others

1)
Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)
Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$(8)	$(125)	$521
Recognized for the year
Unrealized gain or loss
Equity instruments	(111)	641	45
Share of profits (loss) of associates and joint ventures accounted for using equity method	(6)	5	(2)
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 9)	—	—	—
Ending balance	$(125)	$521	$564

e.
Noncontrolling interests

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$11,747	$12,408	$12,432
Attributable to noncontrolling interests
Net income for the year	1,511	1,103	1,319
Exchange differences arising from the translation of the foreign operations	21	2	12
Unrealized gain or loss on financial assets at FVOCI	(25)	(22)	4
Remeasurements of defined benefit pension plans	24	12	18
Income tax relating to remeasurements of defined benefit pension plans	(5)	(2)	(4)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	5	(21)	17
Cash dividends distributed by subsidiaries	(1,053)	(1,092)	(898)
Actual acquisition or disposal of interests in subsidiaries	—	—	35
Net increase in noncontrolling interests	183	44	45
Ending balance	$12,408	$12,432	$12,980

31.
REVENUE

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Revenue from contracts with customers	$214,498	$220,190	$227,185
Other revenues
Government grants income	1,030	1,704	1,393
Rental income	1,022	1,120	1,196
Others	189	185	194
	2,241	3,009	2,783
Total	$216,739	$223,199	$229,968

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information for details.

a.
Disaggregation of revenue

Please refer to Note 44 Segment Information for details.

b.
Contract balances

	January 1,	December 31
	2023	2023	2024
	NT$	NT$	NT$
	(In Millions)
Trade notes and accounts receivable (Note 11)	$24,672	$24,842	$26,026
Contract assets
Products and service bundling	$7,956	$9,297	$10,446
Others	1,256	1,206	2,306
Less : Loss allowance	(19)	(21)	(24)
	$9,193	$10,482	$12,728
Current	$6,056	$6,713	$8,401
Noncurrent	3,137	3,769	4,327
	$9,193	$10,482	$12,728
Contract liabilities
Telecommunications business	$14,081	$14,016	$13,931
Project business	6,586	6,654	8,015
Advance house and land receipts (Notes 12 and 42)	—	460	1,064
Others	397	518	832
	$21,064	$21,648	$23,842
Current	$13,390	$14,088	$16,301
Noncurrent	7,674	7,560	7,541
	$21,064	$21,648	$23,842

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Contract assets
Net increase of customer contracts	$6,933	$7,961	$8,617
Reclassified to trade receivables	(6,149)	(6,574)	(7,443)
	$784	$1,387	$1,174
Contract liabilities
Net increase of customer contracts	$9	$187	$197
Recognized as revenues	(5)	(173)	(184)
	$4	$14	$13

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

Revenue recognized for the year that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Telecommunications business	$6,626	$6,660	$6,721
Project business	4,067	5,290	4,474
Others	440	540	459
	$11,133	$12,490	$11,654
c.
Incremental costs of obtaining contracts

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Current
Incremental costs of obtaining contracts	$211	$339

Noncurrent
Incremental costs of obtaining contracts	$939	$1,222

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. The Company also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized and classified as current by the operating cycle. Amortization expenses for the years ended December 31 2022, 2023 and 2024 were $841 million, $856 million and $906 million, respectively.

d.
Remaining Performance Obligations

As of December 31, 2024, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $41,020 million. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $24,078 million, $12,627 million and $4,315 million in 2025, 2026 and 2027, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2024, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $34,104 million. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $12,617 million, $10,413 million and $11,074 million in 2025, 2026 and 2027, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

32.
NET INCOME
a.
Other income and expenses

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Loss on disposal of property, plant and equipment	$(5)	$—	$(17)
Impairment loss on property, plant and equipment	—	(299)	—
Reversal of impairment loss / (impairment loss) on investment properties	107	(336)	139
Impairment loss on intangible assets	(9)	—	—
	$93	$(635)	$122

b.
Other income

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Dividend income	$157	$167	$240
Rental income	79	76	75
Others	133	139	148
	$369	$382	$463

c.
Other gains and losses

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	$(206)	$(98)	$(147)
Foreign currency exchange gain or loss, net	(185)	(116)	(22)
Gain (loss) on disposal of investments accounted for using equity method, net	(14)	6	85
Gain on disposal of financial instruments, net	1	—	1
Others	(14)	(71)	(11)
	$(418)	$(279)	$(94)

d.
Interest expenses

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Interest on bonds payable	$161	$168	$168
Interest on lease liabilities	75	105	128
Interest paid to financial institutions	26	44	42
Others	1	2	1
	$263	$319	$339

e.
Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Contract assets	$1	$2	$3
Trade notes and accounts receivable	$109	$128	$179
Other receivables	$7	$22	$6
Inventories	$34	$23	$60
Property, plant and equipment	$—	$299	$—
Investment properties	$(107)	$336	$(139)
Intangible assets	$9	$—	$—

f.
Depreciation and amortization expenses

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$28,760	$28,839	$28,707
Right-of-use assets	3,982	4,072	4,168
Investment properties	44	45	45
Intangible assets	6,643	6,699	6,699
Incremental costs of obtaining contracts	841	856	906
Total depreciation and amortization expenses	$40,270	$40,511	$40,525
Depreciation expenses summarized by functions
Operating costs	$30,735	$30,874	$30,770
Operating expenses	2,051	2,082	2,150
	$32,786	$32,956	$32,920
Amortization expenses summarized by functions
Operating costs	$7,286	$7,370	$7,406
Marketing expenses	77	70	95
General and administrative expenses	71	68	63
Research and development expenses	50	47	41
	$7,484	$7,555	$7,605

g.
Employee benefit expenses

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$862	$963	$1,074
Defined benefit plans	1,048	935	835
	1,910	1,898	1,909
Share-based payment
Equity-settled share-based payment	16	8	8
Other employee benefit (Note)	43,746	44,305	46,964
Total employee benefit expenses	$45,672	$46,211	$48,881
Summary by functions
Operating costs	$21,857	$21,858	$22,796
Operating expenses	23,815	24,353	26,085
	$45,672	$46,211	$48,881

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

The amendments to the Chunghwa’s Articles of Incorporation were approved by the Chunghwa’s stockholders in their meeting on May 31, 2024. The distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no higher than 0.17%. As of December 31, 2024, the payables of the employees’ compensation and the remuneration to directors were $1,932 million and $40 million, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on February 26, 2025 and will be reported to the stockholders in their meeting planned to be held on May 29, 2025.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2022 and 2023 approved by the Board of Directors on February 24, 2023 and February 23, 2024, respectively, were as follows:

	2022	2023
	Cash	Cash
	NT$	NT$
	(In Millions)
Compensation distributed to the employees	$1,498	$1,522
Remuneration paid to the directors	39	40

There was no difference between the initial accrual amounts recognized in 2022 and 2023 and the amounts approved by in the Board of Directors in 2023 and 2024 of the aforementioned compensation to employees and the remuneration to directors.

33.
INCOME TAX
a.
Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$8,863	$8,875	$9,199
Income tax on unappropriated earnings	137	(31)	122
Income tax adjustments on prior years	(141)	(128)	(176)
Others	7	4	4
	8,866	8,720	9,149
Deferred tax
Deferred tax expense recognized for the year	318	218	176
Income tax adjustments on prior years	151	9	8
	469	227	184
Income tax recognized in profit or loss	$9,335	$8,947	$9,333

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$47,204	$47,008	$47,841
Income tax expense calculated at the statutory rate	$9,441	$9,401	$9,568
Nondeductible income and expenses in determining taxable income	(20)	28	25
Tax-exempt income	(3)	(9)	(29)
Income tax on unappropriated earnings	137	(31)	122
Investment credits	(207)	(209)	(218)
Effect of different tax rates of group entities operating in other jurisdictions	(31)	(7)	10
Income tax adjustments on prior years	10	(119)	(168)
Others	8	(107)	23
Income tax expense recognized in profit or loss	$9,335	$8,947	$9,333

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.
Income tax recognized in other comprehensive income

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Deferred tax
Remeasurement on defined benefit pension plans	$231	$31	$451
c.
Current tax assets and liabilities

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - others)	$4	$5
Current tax liabilities
Income tax payable	$6,613	$6,822
d.
Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2022

	January 1, 2022	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2022
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,744	$1	$(231)	$1,514
Allowance for doubtful receivables over quota	265	(81)	—	184
Valuation loss on inventory	197	(92)	—	105
Seniority bonus	5	—	—	5
Valuation loss on financial assets	—	24	—	24
Impairment loss on assets	—	—	—	—
Estimated warranty liabilities	43	4	—	47
Valuation loss on onerous contracts	26	(8)	—	18
Share of profit or loss of associates and joint ventures accounted for using equity method	401	(399)	—	2
Accrued award credits liabilities	9	3	—	12
Deferred revenue	49	(19)	—	30
Unrealized foreign exchange loss, net	2	56	—	58
Others	33	(5)	—	28
	2,774	(516)	(231)	2,027
Loss carryforwards	11	159	—	170
	$2,785	$(357)	$(231)	$2,197

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(1,969)	$(145)	$—	$(2,114)
Deferred revenue for award credits	(55)	(15)	—	(70)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(24)	4	—	(20)
Unrealized foreign exchange gain, net	(27)	26	—	(1)
Others	(19)	18	—	(1)
	$(2,189)	$(112)	$—	$(2,301)

For the year ended December 31, 2023

	January 1, 2023	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2023
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,514	$1	$(31)	$1,484
Allowance for doubtful receivables over quota	184	(41)	—	143
Valuation loss on inventory	105	(29)	—	76
Seniority bonus	5	64	—	69
Valuation loss on financial assets	24	21	—	45
Impairment loss on assets	—	60	—	60
Estimated warranty liabilities	47	1	—	48
Valuation loss on onerous contracts	18	19	—	37
Share of profit or loss of associates and joint ventures accounted for using equity method	2	6	—	8
Accrued award credits liabilities	12	5	—	17
Deferred revenue	30	(15)	—	15
Unrealized foreign exchange loss, net	58	(55)	—	3
Others	28	(3)	—	25
	2,027	34	(31)	2,030
Loss carryforwards	170	(101)	—	69
	$2,197	$(67)	$(31)	$2,099

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(2,114)	$(146)	$—	$(2,260)
Deferred revenue for award credits	(70)	4	—	(66)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(20)	2	—	(18)
Unrealized foreign exchange gain, net	(1)	(11)	—	(12)
Others	(1)	(9)	—	(10)
	$(2,301)	$(160)	$—	$(2,461)

For the year ended December 31, 2024

	January 1, 2024	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2024
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,484	$11	$(450)	$1,045
Allowance for doubtful receivables over quota	143	(25)	—	118
Valuation loss on inventory	76	3	—	79
Seniority bonus	69	6	—	75
Valuation loss on financial assets	45	29	—	74
Impairment loss on assets	60	—	—	60
Estimated warranty liabilities	48	8	—	56
Valuation loss on onerous contracts	37	8	—	45
Share of profit or loss of associates and joint ventures accounted for using equity method	8	7	—	15
Accrued award credits liabilities	17	(2)	—	15
Deferred revenue	15	(10)	—	5
Unrealized foreign exchange loss, net	3	(2)	—	1
Others	25	48	—	73
	2,030	81	(450)	1,661
Loss carryforwards	69	(69)	—	—
	$2,099	$12	$(450)	$1,661

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(2,260)	$(142)	$(1)	$(2,403)
Deferred revenue for award credits	(66)	(45)	—	(111)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(18)	2	—	(16)
Unrealized foreign exchange gain, net	(12)	6	—	(6)
Valuation gain on financial assets, net	—	—	—	—
Others	(10)	(17)	—	(27)
	$(2,461)	$(196)	$(1)	$(2,658)

e.
Unused loss carryforwards and deductible temporary differences for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2024	$1	$—
Expire in 2025	15	17
Expire in 2026	8	10
Expire in 2027	3	3
Expire in 2028	1	1
Expire in 2029	1	2
Expire in 2030	—	1
Expire in 2031	—	1
Expire in 2032	5	6
Expire in 2033	13	20
Expire in 2034	—	12
	$47	$73

Investment credits - research and development expenditures
Expire in 2025	$8	$—

Deductible temporary differences	$10	$16
f.
Information about unused investment credits and loss carryforwards

As of December 31, 2024, information about investment credits - research and development expenditures was as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$—	2025

As of December 31, 2024, information about unused loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
NT$ (In Millions)
$17	2025
10	2026
3	2027
1	2028
2	2029
1	2030
1	2031
6	2032
20	2033
12	2034
$73
g.
Income tax examinations

Income tax returns of Chunghwa, SENAO, Youth, ISPOT, Aval, Wiin, SENYOUNG, CHYP, CHSI, LED, SHE, CHIEF, Unigate, CHPT, NavCore, TestPro, CHST, SFD, CLPT, CHTSC, HHI, IISI and UTC

have been examined by the tax authorities through 2022. Income tax returns of CHI have been examined by the tax authorities through 2023.

h. Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

34.
EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$36,358	$36,958	$37,189
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(7)	(5)	(3)
Net income used to compute the diluted earnings per share	$36,351	$36,953	$37,186

Weighted Average Number of Common Stocks

(Millions Shares)

	Year Ended December 31
	2022	2023	2024
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee compensation	8	8	18
Weighted average number of common stocks used to compute the diluted earnings per share	7,765	7,765	7,775

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
CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 950, 50 and 200 stock options on December 19, 2017, October 31, 2018 and November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $147.00, $147.00 and $206.00 per share, respectively. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the years ended December 31, 2022, 2023 and 2024 were $8.8 million, $5.0 million and $2.7 million, respectively.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in July 2022; therefore, the exercise price changed from $128.70 to 124.70 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in July 2022; therefore, the exercise price changed from $134.50 to $130.30 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in July 2022, August 2023 and July 2024; therefore, the exercise price changed from $199.70 to $193.50, $171.70 and $166.50 per share, respectively. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2022, 2023 and 2024 was as follows:

	Year Ended December 31, 2022
	Granted on December 19, 2017		Granted on October 31, 2018		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	213.25	$128.70	10.50	$134.50	194.00	$199.70
Options exercised	(213.25)	124.70	(10.50)	130.30	(51.00)	193.50
Options forfeited	—	—	—	—	(0.75)	—
Options outstanding at end of the year	—	—	—	—	142.25	193.50
Options exercisable at end of the year	—	—	—	—	0.50	193.50
Weighted average remaining contractual life (years)	—		0.83		2.87

	Year Ended December 31, 2023		Year Ended December 31, 2024
	Granted on November 13, 2020		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	142.25	$193.50	93	$171.70
Options exercised	(47.00)	171.70	(85)	166.50
Options forfeited	(2.25)	—	(1)	—
Options outstanding at end of the year	93.00	171.70	7	166.50
Options exercisable at end of the year	—	—	7	166.50
Weighted average remaining contractual life (years)	1.87		0.87

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

The compensation costs for stock options for the years ended December 31, 2022, 2023 and 2024 were $5.1 million, $0.5 million and $0.2 million, respectively.

Information about CHTSC’s outstanding stock options for the years ended December 31, 2022, 2023 and 2024 was as follows:

	Year Ended December 31, 2022
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	3,174	$19.085	3,324	$19.085
Options exercised	(2,049)	19.085	(815)	19.085
Options forfeited	(42)	—	(166)	—
Options outstanding at end of the year	1,083	19.085	2,343	19.085
Options exercisable at end of the year	31	19.085	7	19.085
Weighted average remaining contractual life (years)	1.97		3.14

	Year Ended December 31, 2023
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,083	$19.085	2,343	$19.085
Options exercised	(1,002)	19.085	(778)	19.085
Options forfeited	(41)	—	(46)	—
Options outstanding at end of the year	40	19.085	1,519	19.085
Options exercisable at end of the year	5	19.085	7	19.085
Weighted average remaining contractual life (years)	0.97		2.14

	Year Ended December 31, 2024
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	40	$19.085	1,519	$19.085
Options exercised	(20)	19.085	(699)	19.085
Options forfeited	(20)	—	(165)	—
Options outstanding at end of the year	—	—	655	19.085
Options exercisable at end of the year	—	—	5	19.085
Weighted average remaining contractual life (years)	—		1.14

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

The compensation costs for stock options for the years ended December 31, 2022, 2023 and 2024 were $1.5 million, $2.9 million and $4.9 million, respectively.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2023 and October 2024; therefore, the exercise price changed from $15.90 to $14.40 and $13.30 per share, respectively. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in September 2023 and October 2024; therefore, the exercise price changed from $16.87 to $15.30 and $14.10 per share, respectively. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on September 26, 2023 in September 2023 and October 2024; therefore, the exercise price changed from $16.87 to $15.30 and 14.10 per share, respectively. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the year ended December 31, 2022, 2023 and 2024 was as follows:

	Year Ended December 31, 2022
	Granted on February 26, 2021		Granted on May 31, 2022
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	550	$15.90	—	$—
Options granted	—	—	600	16.87
Options forfeited	(40)	—	(160)	—
Options outstanding at end of the year	510	15.90	440	16.87
Options exercisable at end of the year	—	—	—	—
Weighted average remaining contractual life (years)	2.16		3.41

	Year Ended December 31, 2023
	Granted on February 26, 2021		Granted on May 31, 2022		Granted on September 26, 2023
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	510	$15.90	440	$16.87	—	$—
Options granted	—	—	—	—	755	16.87
Options exercised	(55)	15.90	—	—	—	—
Options forfeited	(15)	—	—	—	—	—
Options outstanding at end of the year	440	14.40	440	15.30	755	15.30
Options exercisable at end of the year	192	14.40	—	—	—	—
Weighted average remaining contractual life (years)	1.16		2.41		3.74

	Year Ended December 31, 2024
	Granted on February 26, 2021		Granted on May 31, 2022		Granted on September 26, 2023
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	440	$14.40	440	$15.30	755	$15.30
Options exercised	(415)	14.40	(220)	15.30	—	—
Options forfeited	—	—	—	—	(5)	—
Options outstanding at end of the year	25	13.30	220	14.10	750	14.10
Options exercisable at end of the year	25	13.30	—	—	—	—
Weighted average remaining contractual life (years)	0.16		1.41		2.74

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

36.
CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing activities	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Additions of property, plant and equipment	$31,265	$30,398	$28,576
Changes in other payables	270	343	180
Payments for acquisition of property, plant and equipment	$31,535	$30,741	$28,756

Financing activities

			Changes in Non-Cash Transactions
	Balance on January 1, 2022	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operating Activities - Interest Paid	Balance on December 31, 2022
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$10,273	$(3,777)	$4,369	$(117)	$(75)	$10,673

			Changes in Non-Cash Transactions
	Balance on January 1, 2023	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operating Activities - Interest Paid	Balance on December 31, 2023
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$10,673	$(3,884)	$4,415	$(124)	$(105)	$10,975

			Changes in Non-Cash Transactions
	Balance on January 1, 2024	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operating Activities - Interest Paid	Balance on December 31, 2024
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$10,975	$(3,944)	$4,092	$(103)	$(128)	$10,892

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

38.
FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,037	$1,005
Hedging financial assets	—	1
Financial assets at amortized cost (Note a)	82,091	91,049
Financial assets at FVOCI	4,412	4,667
Financial liabilities
Hedging financial liabilities	—	2
Financial liabilities at amortized cost (Note b)	65,466	69,231

Note a: The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, financial assets at amortized cost and refundable deposits (classified as other noncurrent assets).

Note b: The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable (including the current portion) and long-term loans (including the current portion).

Financial Risk Management Objectives

The main financial instruments of the Company include investments in equity and debt instruments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk and liquidity risk.

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

1)
Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Assets
USD	$2,044	$2,962
EUR	68	57
SGD	920	1,075
RMB	155	176
Liabilities
USD	1,030	1,216
EUR	675	1,039
SGD	1,864	1,739
RMB	38	41

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Assets
USD	$—	$—
EUR	—	1
Liabilities
EUR	—	2

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD and RMB.

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

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$75	$51	$87
EUR	(39)	(30)	(49)
SGD	(69)	(47)	(33)
RMB	—	6	7
Derivatives (b)
USD	—	—	2
EUR	3	7	1
Equity
Derivatives (c)
EUR	22	1	17
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

2)
Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$43,156	$47,563
Financial liabilities	41,458	41,445
Cash flow interest rate risk
Financial assets	9,136	12,950
Financial liabilities	2,185	1,785

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $18 million, $17 million and $28 million for the years ended December 31, 2022, 2023 and 2024, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

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

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2022 would have increased/decreased by $50 million and $175 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2023 would have increased/decreased by $51 million and $221 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2024 would have increased/decreased by $48 million and $233 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.

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

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews market conditions, and adjusts the limit applied to counterparties according to their credit standing.

In accordance with the Company’s investment and risk management policies, counterparties for debt investments must be financial institutions with investment grade or higher, and thus there is no significant credit exposure resulting from such investments. The Company assesses whether there has been a significant increase in credit risk on debt instruments since initial recognition by reviewing changes in financial market conditions, and external credit ratings and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss for debt instruments based on the probability of default and loss given default provided by external credit rating agencies.

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

December 31, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$37,930	$—	$2,108	$5,309	$—	$45,347
Floating interest rate instruments	1.99	—	15	2,170	—	—	2,185
Fixed interest rate instruments	0.53	—	—	—	25,800	4,700	30,500
		$37,930	$15	$4,278	$31,109	$4,700	$78,032

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,519	$4,819	$2,357	$518	$11,213

December 31, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$42,220	$ -	$2,500	$5,311	$ -	$50,031
Floating interest rate instruments	2.08	104	6	79	1,691	-	1,880
Fixed interest rate instruments	0.54	79	45	8,969	17,248	4,719	31,060
		$42,403	$51	$11,548	$24,250	$4,719	$82,971

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,586	$5,255	$2,143	$164	$11,148

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2023
Gross settled
Forward exchange contracts
Inflows	$—	$169	$—	$—	$169
Outflows	—	169	—	—	169
	$—	$—	$—	$—	$—
December 31, 2024
Gross settled
Forward exchange contracts
Inflows	$46	$350	$—	$—	$396
Outflows	46	351	—	—	397
	$—	$(1)	$—	$—	$(1)

2)
Financing facilities

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Unsecured bank loan facilities
Amount used	$585	$250
Amount unused	56,191	56,438
	$56,776	$56,688
Secured bank loan facilities
Amount used	$1,600	$1,600
Amount unused	20	15
	$1,620	$1,615

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
Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values.

	December 31, 2023		December 31, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets
Financial assets at amortized cost
Corporate bonds	$—	$—	$2,000	$2,002
Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$30,483	$30,469	$30,488	$30,485

The fair value of bonds is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.
Financial instruments that are measured at fair value on a recurring basis

December 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$1	$—	$1
Listed stocks	—	—	—	—
Non-listed stocks	—	—	793	793
Limited partnership	—	—	219	219
Other investing agreements	—	—	24	24
	$—	$1	$1,036	$1,037
Financial assets at FVOCI
Listed and emerging stocks	$243	$—	$—	$243
Non-listed stocks	—	—	4,169	4,169
	$243	$—	$4,169	$4,412
Hedging financial liabilities	$—	$—	$—	$—

December 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$—	$—	$—
Non-listed stocks	—	—	661	661
Limited partnership	—	—	307	307
Other investing agreements	—	—	37	37
	$—	$—	$1,005	$1,005
Financial assets at FVOCI
Listed and emerging stocks	$126	$—	$—	$126
Non-listed stocks	—	—	4,541	4,541
	$126	$—	$4,541	$4,667
Hedging financial assets	$—	$1	$—	$1
Hedging financial liabilities	$—	$2	$—	$2

There were no transfers between Levels 1 and 2 for the years ended December 31, 2022, 2023 and 2024.

The reconciliations for financial assets measured at Level 3 were listed below:

2022

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2022	$909	$3,157	$4,066
Acquisition	348	16	364
Disposal	—	—	—
Recognized in profit or loss under “Other gains and losses”	(215)	—	(215)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	52	52
Proceeds from capital reduction from investees	(22)	(7)	(29)
Balance at December 31, 2022	$1,020	$3,218	$4,238
Unrealized gain or loss in 2022	$(209)

2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2023	$1,020	$3,218	$4,238
Acquisition	133	305	438
Recognized in profit or loss under “Other gains and losses”	(95)	—	(95)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	649	649
Proceeds from capital reduction from investees and profit distribution	(22)	(3)	(25)
Balance at December 31, 2023	$1,036	$4,169	$5,205
Unrealized gain or loss in 2023	$(95)

2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2024	$1,036	$4,169	$5,205
Acquisition	159	313	472
Recognized in profit or loss under “Other gains and losses”	(147)	—	(147)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	62	62
Proceeds from capital reduction from investees and profit distribution	(43)	(3)	(46)
Balance at December 31, 2024	$1,005	$4,541	$5,546
Unrealized gain or loss in 2024	$(143)

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

	December 31
	2023	2024
Discount for lack of marketability	3.75%-20.00%	20.00%-30.00%
Noncontrolling interests discount	17.01%-25.00%	15.00%-29.04%
Growth rate of long-term revenue	0.19%	0.12%
Discount rate	7.11%-8.20%	8.32%-14.40%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Discount for lack of marketability
5% increase	$(49)	$(63)
5% decrease	$45	$63
Noncontrolling interests discount
5% increase	$(22)	$(51)
5% decrease	$22	$51
Growth rate of long-term revenue
0.1% increase	$35	$31
0.1% decrease	$(35)	$(31)
Discount rate
1% increase	$(396)	$(363)
1% decrease	$488	$439

40.
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

a.
The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, SNI
EnRack Technology Inc.	Subsidiary of the Company’s associate, SNI
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, SNI
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CISG
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Porrima Inc.	Associate
Taiwania Hive Technology Fund L.P.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Z-Com, Inc.	Investor of significant influence over CHST

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

1)
Operating transactions

	Revenues
	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Associates	$417	$403	$402
Others	61	57	65
	$478	$460	$467

	Operating Costs and Expenses
	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Associates	$1,247	$1,322	$1,108
Others	80	74	82
	$1,327	$1,396	$1,190

2)
Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
		(In Millions)
Associates	$37	$38	$40
Others	2	2	1
	$39	$40	$41

3)
Receivables

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Associates	$76	$184
Others	2	9
	$78	$193

4)
Payables

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Associates	$381	$476
Others	4	4
	$385	$480

5)
Customers’ deposits

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Associates	$20	$4
Others	—	—
	$20	$4

6)
Acquisition of property, plant and equipment

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Associates	$32	$173	$144

7)
Acquisition of intangible assets

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Associates	$1	$—	$—

8)
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

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of December 31, 2023 and 2024 were as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Lease liabilities - current	$197	$204
Lease liabilities - noncurrent	1,603	1,463
	$1,800	$1,667

The interest expense recognized for the aforementioned lease liabilities for the years ended December 31, 2022, 2023 and 2024 were $8 million, $8 million and $7 million, respectively.

9) Others

The bank deposits and other financial assets of NCB as of December 31, 2023 and 2024 were as follows:

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Bank deposits and other financial assets	$1,132	$2,709

The interest income recognized for the aforementioned bank deposits and other financial assets for the year ended December 31, 2023 and 2024 were $1 million and $25 million, respectively.

c.
Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
		(In Millions)
Short-term employee benefits	$360	$352	$369
Post-employment benefits	8	26	9
Share-based payment	2	1	1
Termination benefits	—	—	—
	$370	$379	$379

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

41.
PLEDGED ASSETS

The following assets are mainly pledged as collaterals for bank loans, customs duties of the imported materials and warranties of contract performance, or the trust account the Company entrusts to Land Bank of Taiwan for fund control and property rights management.

	December 31
	2023	2024
	NT$	NT$
	(In Millions)
Property, plant and equipment	$2,469	$2,439
Land held under development (included in inventories)	1,999	1,999
Restricted assets (included in other assets - others)	546	1,189
	$5,014	$5,627

42.
SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2024 were as follows:

a.
Acquisitions of property, plant and equipment of $14,396 million.
b.
Acquisitions of telecommunications-related inventory of $12,366 million.
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
f.
Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177 million and SGD 51 million. As of December 31, 2024, Chunghwa had paid the amount of EUR 89 million (classified as prepayments - noncurrent).
g.
The Company has signed the house and land presale contracts amounting to $7,704 million and has received $1,064 million in accordance with the contracts (classified as contract liabilities).
h.
Chunghwa’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200 million.

43.
SIGNIFICANT SUBSEQUENT EVENTS

a. Chunghwa’s Board of Directors approved an investment in TRF 1 L.P. at the amount of $300 million in January 2025.

b. Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate.

c. Chunghwa’s Board of Directors approved a satellite investment project with Astranis Space Technologies Corp. in April 2025, with an investment amount not exceeding USD 115 million.

44.
SEGMENT INFORMATION

The Company’s reportable segments are "Consumer Business", "Enterprise Business", "International Business" and "Others", which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

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

a.
Segment revenues and operating results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2022
Revenues
From external customers	$132,063	$72,152	$7,189	$5,335	$216,739
Intersegment revenues	2,166	952	864	348	4,330
Segment revenues	$134,229	$73,104	$8,053	$5,683	221,069
Intersegment elimination					(4,330)
Consolidated revenues					$216,739
Segment income before income tax	$28,505	$15,607	$1,694	$1,398	$47,204

Year ended December 31, 2023
Revenues
From external customers	$137,093	$73,005	$9,188	$3,913	$223,199
Intersegment revenues	2,626	1,014	995	406	5,041
Segment revenues	$139,719	$74,019	$10,183	$4,319	228,240
Intersegment elimination					(5,041)
Consolidated revenues					$223,199
Segment income before income tax	$28,907	$14,363	$2,141	$1,597	$47,008

Year ended December 31, 2024
Revenues
From external customers	$139,982	$75,338	$9,919	$4,729	$229,968
Intersegment revenues	2,765	884	1,107	376	5,132
Segment revenues	$142,747	$76,222	$11,026	$5,105	235,100
Intersegment elimination					(5,132)
Consolidated revenues					$229,968
Segment income before income tax	$29,771	$12,881	$2,383	$2,806	$47,841

b.
Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2022

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits (loss) of associates and joint ventures accounted for using equity method	$(43)	$23	$315	$147	$442
Interest income	$11	$28	$8	$202	$249
Interest expenses	$151	$83	$7	$22	$263
Depreciation and amortization	$28,703	$9,714	$1,114	$739	$40,270
Reversal of impairment loss on investment properties	$—	$—	$—	$107	$107
Impairment loss on intangible assets	$9	$—	$—	$—	$9

For the year ended December 31, 2023

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits (loss) of associates and joint ventures accounted for using equity method	$(129)	$29	$283	$70	$253
Interest income	$25	$58	$36	$499	$618
Interest expenses	$185	$94	$8	$32	$319
Depreciation and amortization	$28,699	$9,721	$1,354	$737	$40,511
Impairment loss on investment properties	$—	$—	$—	$336	$336
Impairment loss on property, plant and equipment	$249	$50	$—	$—	$299

For the year ended December 31, 2024

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits (loss) of associates and joint ventures accounted for using equity method	$(303)	$55	$277	$128	$157
Interest income	$29	$56	$58	$638	$781
Interest expenses	$199	$98	$8	$34	$339
Depreciation and amortization	$28,421	$9,943	$1,422	$739	$40,525
Reversal of impairment loss on investment properties	$—	$—	$—	$139	$139

c.
Main products and service revenues

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Consumer Business
Mobile services	$51,821	$55,138	$57,067
Fixed-line services	42,766	42,574	42,872
Sales	35,172	36,816	37,231
Others	2,304	2,565	2,812
	132,063	137,093	139,982
Enterprise Business
Fixed-line services	34,537	33,967	33,757
ICT business	24,248	24,697	27,792
Mobile services	8,942	9,119	9,152
Others	4,425	5,222	4,637
	72,152	73,005	75,338
International Business
Fixed-line services	5,063	5,389	5,087
ICT business	1,506	2,841	4,016
Others	620	958	816
	7,189	9,188	9,919
Others
Sales	4,553	3,034	3,803
Others	782	879	926
	5,335	3,913	4,729
	$216,739	$223,199	$229,968
d.
Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$209,727	$215,265	$220,398
Overseas	7,012	7,934	9,570
	$216,739	$223,199	$229,968

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, Thailand and Germany for $3,093 million and $2,948 million as of December 31, 2023 and 2024, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.
Major customers

As the years ended December 31, 2022, 2023 and 2024, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.