Form 20-F
period 2025-12-31
CHUNGHWA TELECOM CO LTD
filed 2026-04-15
CIK 1132924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

FISCAL YEAR ENDED DECEMBER 31, 2025

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

We publish our consolidated financial statements in New Taiwan dollars, the lawful currency of the Republic of China. In this annual report, “NT$” and “NT dollars” mean New Taiwan dollars, “$,” “US$” and “U.S. dollars” mean United States dollars. For the convenience of readers, NT dollar amounts used in this annual report for, and as of, the year ended December 31, 2025 have been translated into U.S. dollar amounts using US$1.00=NT$31.37, set forth in the statistical release of the Federal Reserve Board of the United States on December 31, 2025. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount. We make no representation that any New Taiwan dollar amounts or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On April 1, 2026, the exchange rate was NT$31.96 to US$1.00.

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

As a telecommunications service provider in Taiwan, we are subject to extensive regulation. According to the ROC Telecommunications Management Act, or the TMA, telecommunications enterprises shall register themselves with the NCC and become subject to the TMA. We applied for registration on July 31, 2020, and received approval from the NCC on September 30, 2020. Since then, we have become subject to the TMA. On April 15, 2022, the NCC announced that two retail service markets (i.e., the fixed-line voice market and the fixed-line broadband market) and three wholesale service markets (i.e., the fixed-line wholesale market, fixed-line voice access market and the mobile voice access market) are designated as specific telecommunications service markets; on June 5, 2023, we were officially determined to be the telecommunications enterprise with significant market power in the aforementioned five specific telecommunications service markets subject to special control measures, including fee control, accounting separation, information transparency and non-discrimination treatment. Since the NCC has not yet updated the definition for the scope of market, the current announcements will still be the primary basis for such assessment. See “Item 4. Information on the Company—B. Business Overview—Regulation” for more information on the regulatory environment.

With respect to the special control measures relating to fee control, the NCC announced the promulgation of the “Primary Fees, Adjustment Coefficients and Years of Implementation for Price Cap Control Enforced on Significant Market Power in the Fixed Communication Network Voice Retail Service Market, Fixed Communication Network Broadband Retail Service Market and Fixed Communication Network Wholesale Service Market” on June 2, 2023, and the promulgation of the “Upper Limits on the Termination Rates for Voice Service over Fixed Network Provided by Significant Market Powers” on June 5, 2023, which constrain our ability to raise prices. On March 15, 2024, the NCC announced that, effective from April 1, 2024, the “monthly rental fee of broadband network circuit” were enforced to be reduced by “3.32% minus annual growth rate of the Consumer Price Index (CPI),” excluding the circuits of ADSL, that with download speed at and below 12 Mbps and that with download speed at 300 Mbps and above. For the fixed-line wholesale services, including the private circuits, broadband network wholesale circuits and internet interconnection bandwidth, the fees were enforced to be reduced by “5.09% minus annual growth rate of CPI,” excluding the circuits with download speed at and under 2 Mbps. The NCC announced on July 17, 2024 that from 2025 to 2028, the “Upper Limits on the Termination Rate for Voice Service over Mobile Network Provided by Significant Market Powers” will be lowered, year by year, from the current NT$0.407 to NT$0.330 per minute, with an aggregate decrease of about 19%. The Termination Rate for Voice Service over Mobile Network was NT$0.386 in 2025. See “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.” We cannot assure you that we will not be required to further reduce our tariffs again in the future. Any mandatory tariff reductions could have a material adverse effect on our revenues.

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

The market landscape of the telecommunications industry in Taiwan is constantly changing. After two operators were merged in December 2023, the number of mobile network operators in Taiwan decreased from five to three, including us, and the degree of concentration of the telecommunication industry in Taiwan has been increasing. In 2025, our competitors have placed greater emphasis on integrating their network and customer service capabilities, among other areas. We anticipate that this integration may boost their competitiveness. We will be dedicated to meeting customer demands, driving revenue growth, and increasing 5G penetration, among other priorities. However, we cannot assure you that we can successfully manage these risks or develop effectively to maintain our market share and customer base, achieve economies of scale or sustain our profit margin under the increased market concentration. If we fail to do so, our business, results of operation and financial conditions may be adversely affected.

Our primary advantages lie in our leading 5G service and the design of effective tariffs. In 2025, the strategy of our mobile business was to focus on promoting the highest quality of 5G service to our subscribers. More subscribers upgrading to 5G plans will increase the possibility of raising our mobile services revenues. However, mobile network operators might offer aggressive programs to attract consumers, such as unlimited low-priced data plans. We cannot assure you that we will be able to constantly raise our revenues from mobile broadband services in light of the current market landscape, which could have a material adverse effect on our business prospects and our future results of operations.

Cable operators mainly promote high-speed internet access and TV converging solutions, and the bundled price is about 10% to 20% off ours. Furthermore, they offer low-price promotions of about 40% to 60% off ours for competitors’ subscribers and expand sales channels through cross-industry alliances. Competitors may also roll out aggressive marketing plans such as bundling broadband internet and 4G/5G mobile services to stir the market. Although we have rolled out Multiple-Play Package of mobile service, broadband service and Wi-Fi bundled plans, we still face intensified low-price strategies from other cable operators for our broadband access and IPTV services. If we are unable to achieve a favorable position compared with the cable operators for broadband access and multimedia-on-demand, or MOD, services, our results of operations could be impacted.

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

We have established an AI management framework and operational organization that complies with the ISO 42001 standard. Additionally, we conduct risk identification and assessment in accordance with the "National Critical Infrastructure Application of Artificial Intelligence Reference Guidelines, "implementing control measures to mitigate the potential risks associated with AI technology. However, we cannot assure the sufficiency of these measures against cyber threats or operational failure. Should third-party AI solutions fall victim to cyber-attacks, our operations might be hindered, and our customers’ and our data could be exposed, tampered with, or lost, severely damaging customers’ rights, undermining our business and causing us penalties and financial losses. In addition, malware attacks, which are often imbedded into supply chain software, have become more frequent and diverse, and would adversely impact business services or privacy leakage.

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

We are constantly evaluating new growth opportunities. Some of these opportunities involve new services for which there are no proven markets, and may not develop as expected. Our ability to deploy and deliver these services will depend, in many instances, on new but unproven technologies. These new technologies may not perform as expected or generate an acceptable return. In addition, we may not be able to develop new technologies to effectively, competitively and economically deliver these services. In the era of 5G, generative AI and the information and communication technology, or ICT, realm, there could be more services beyond that of standard operators by delivering services via a B2B2X model, which is substantially dependent on the availability of applications and devices developed by third parties. If we fail to deliver commercially viable services based on the new technologies that we adopt, our financial condition and results of operations may be materially and adversely affected. In addition, we may need to cooperate with certain third parties to deliver these new services. To the extent that these third parties fail to perform their obligations, our services, financial condition and results of operations may be materially and adversely affected.

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

Taiwan is also susceptible to earthquakes and typhoons. However, we do not carry insurance to cover damage caused by earthquakes, typhoons or other natural disasters, including the effects of climate changes (such as drought, floods and increased storm severity), or any resulting business interruption. Our services are currently carried through our fixed and mobile communications networks, as well as through our transmission networks consisting of optical fiber cable, microwave, submarine cable and satellite transmission links, which could be vulnerable to damage or interruptions in operations due to natural disasters. The occurrence of natural disasters could impact our ability to deliver services and have a negative effect on our results of operations. In 2025, we recorded losses on property, plant and equipment arising from natural disasters such as earthquakes and typhoons in the amount of approximately NT$46.60 million (US$1.49 million). Furthermore, we might also be liable for losses claimed from our customers that were incurred from our failure to deliver our services. These potential liabilities could also have a material adverse effect on our results of operations.

Effects of climate change may result in potential adverse impacts on our business, financial conditions and results of operations.

Climate change presents a multifaceted risk landscape for our company. The escalating frequency and severity of extreme weather events, such as typhoons, floods, high temperatures and wildfires, pose a direct threat to our physical infrastructures, such as Internet Data Centers, or IDCs, and base stations, potentially leading to service disruptions and heightened operational costs associated with maintenance, repairs and replacements. Moreover, the global shift towards stringent climate change-related policies amplifies regulatory risks. Compliance with evolving international and industry standards as well as additional disclosure requirements incur costs and potentially strain financial resources. For example, the imposition of carbon fees or other regulatory fees in a jurisdiction where we operate could result in substantially higher compliance costs. In particular, in response to global climate change, Taiwan adopted the Climate Change Response Act (formerly known as the Greenhouse Gas Reduction and Management Act) in February 2023, which establishes the goal of achieving net-zero emissions by 2050 and introduced the carbon pricing system. Starting in 2026, the Ministry of Environment requires telecommunications service providers with more than 100 retail stores to conduct greenhouse gas (GHG) inventories and reporting. Although we meet the applicable threshold, under the current regulatory framework, entities in the telecommunications industry are required only to submit greenhouse gas emissions inventory data. We are not, at this time, subject to mandatory third‑party verification requirements, nor are we included within the scope of entities subject to the carbon levy. However, the imposition of any additional regulatory fees, together with future legislative and regulatory developments, may increase our compliance costs or subject us to further operational restrictions, which may adversely affect our financial condition. In addition, the requirements for climate-related disclosures continue to expand. Taiwan’s Financial Supervisory Commission (FSC) has announced that listed companies will be required to include climate-related information in their annual reports, aligning with the IFRS Sustainability Disclosure Standards in the coming future. We have taken proactive steps to comply with applicable regulations, which has resulted in and may continue to result in additional costs and efforts. Furthermore, beyond immediate operational and financial impacts, there also exists higher market expectation for large enterprises like us to take more initiatives and responsibility. Failure to meet these expectations may result in reputational damage and a potential loss of customer trust.

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

The complicated permitting processes for our submarine cables have caused unexpected delays on operation and construction. For example, the completion of our APRICOT submarine cable was postponed to 2028. In the foreseeable future, submarine cables remain an indispensable international bandwidth solution, especially for Taiwan, and cannot be replaced by alternatives such as satellite and microwave transmission. Any disruption on these new submarine cable projects would not only impact our services for individual customers but also jeopardize our IDC operations, terrestrial links, and international bandwidth sales, and eventually may have a material adverse effect on our business.

Changes in technology may render our current technologies obsolete or require us to obtain approvals for introducing new services or make substantial capital investments, financing or successfully manage our liquidity and cash flows.

The telecommunications industry in Taiwan has been characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we need to constantly upgrade our telecommunications technologies and services to respond to evolving industry conditions and customer requirements, rendering some less advanced technologies obsolete. The cost of implementing new technologies, such as the use of generative AI, AI Agents, and large-scale computing infrastructure, upgrading our networks or expanding capacity could be significant. In particular, we have made and will continue to make substantial capital expenditures in the near future to effectively respond to technological changes and meet the increasing high-bandwidth requirements driven by advanced computing and AI workloads. After obtaining 5G mobile broadband services spectrum, we started our expansion and optimization of our 5G network coverage and capacity, which would require additional financing. However, our ability to obtain additional financing will depend on a number of factors, including, but are not limited to, our financial condition, results of operations, financing cost, telecommunications industry conditions, financial market conditions, and relevant government and other regulatory approvals. Furthermore, failure to comply with covenants in our debt documents or repay debts when due may negatively affect our credit ratings, which will cause our financing costs to increase and weaken our fundraising capabilities, further affecting our liquidity position and financial condition.

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

We cannot assure you that services enabled by the advanced and evolving technologies we are adopting, such as generative AI and AI-driven automation, edge-to-cloud integration, Open RAN (O‑RAN), and All‑Photonic Network (APN), will be accepted by customers as expected. In addition, there might be risks of unforeseen complications in deploying these new services and technologies, and we cannot assure whether anticipated capital expenditures for providing such services will exceed our estimate. These new services and technologies may not be developed or deployed on schedules or may not reach expected commercial benefits.

The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under applicable accounting standards to recognize a charge for impairment of assets. Any such charge could materially and adversely affect our financial condition and results of operations. We recognized an impairment loss for investment properties, property, plant and equipment, as well as intangible assets in the past. In 2025, we concluded that the recoverable amount representing the fair value less costs of disposal of investment properties was higher than the carrying amount. Therefore, we recognized a reversal of impairment loss of NT$28.4 million (US$0.9 million) for investment properties. On the other hand, in 2025, we also evaluated and determined that the recoverable amount of certain telecommunications equipment was nil and recognized an impairment loss of NT$112.2 million (US$3.6 million) for property, plant and equipment as a result.

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

As of December 31, 2025, our largest shareholder, the government of the ROC, through the MOTC, owned approximately 35.29% of our outstanding common shares. Accordingly, the government, through its control over our board, as all non-independent board members were appointed by the MOTC, may continue to have the ability to control our business, including matters relating to:

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

According to some published reports, the electromagnetic signals from telecom equipment such as mobile handsets, cellular base stations, and satellite user terminals may pose health risks or interfere with the operation of electronic equipment. Although the findings of those reports are disputed, actual or perceived risks of using mobile communications devices or of cellular base stations could have a material adverse effect on mobile service providers, including us. For example, our customer base could be reduced, our customers may reduce their usage of our mobile services, we could encounter difficulties in obtaining sites for additional cellular base stations required to expand our network coverage or we may be requested to reduce the number of existing cellular base stations. As a result, our mobile services business may generate less revenues and our financial condition and results of operations may be materially and adversely affected. In addition, we could be exposed to potential liability for any health problems caused by mobile handsets and base stations.

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

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on our internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of our internal control over financial reporting. The effectiveness of our internal control over financial reporting has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2025. PricewaterhouseCoopers, Taiwan has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

Furthermore, we continue to face a wide range of macroeconomic and geopolitical risks, including rising tensions, armed conflicts, civil unrest and political instability in various regions. These situations have resulted, or may result, in greater economic volatility as well as increased costs related to cybersecurity and network maintenance. Uncertainty regarding future monetary policy across major economies as well as broader volatility and valuation dynamics in global financial markets has been and may continue to be a key consideration for investors. In addition, concerns over a broader global economic downturn, heightened frictions between the U.S. and Mainland China, and ongoing challenges related to climate change may further contribute to turbulence in international financial markets, Taiwan’s capital markets, and the global technology industry. Although we conduct most of our operations and generate most of our revenues in Taiwan, a slowdown in global economic growth could still materially and adversely affect our financial condition, operating results and future prospects.

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

In response to the rapidly evolving industry in which we operate, we need to continuously attract and retain skilled technical personnel, while also relying on the continued service of our executive officers. Our business could suffer if we fail to attract qualified personnel or adequately replace them. In particular, we cannot afford to lose any of our talents as attracting qualified professionals is increasingly difficult. Furthermore, any expansion by industry players may intensify the demands for qualified and experienced personnel in the Taiwan telecommunications industry. All three telecommunications operators in Taiwan, including us, are expanding the ICT‑related businesses in areas such as cybersecurity, cloud, AIoT, IDC, AI and big data analytics, and may increase their workforce as part of this expansion. In addition to competition from telecom operators, broader technology companies, including computer design firms and hardware manufacturers, are also actively recruiting information technology and engineering personnel, further intensifying the competition for qualified talent. We may also need to increase employee compensation to attract and retain personnel, which could lead to higher operating costs. We cannot assure you that the loss of the services of any of these personnel would not disrupt our business and operations and materially and adversely affect the quality of our services or harm our reputation.

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

Starting in 2013, we continued to voluntarily publish our operating results guidance on an annual basis in accordance with the Taiwan IFRSs. We may from time to time update our operating results guidance after evaluating the effects of any changes to the estimates and assumptions that we used to calculate the projections of our operating results. Our projections are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, including the risk factors described in this annual report. In particular, our projections are forward-looking statements that are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections were based will not materialize or will vary significantly from actual results, and such variances will likely increase overtime. Although our operating income, net income and EPS exceeded our expectations in 2025, our financial results will depend on future developments, which are highly uncertain and cannot be predicted.

Our results of operations and financial condition under Taiwan IFRSs may differ materially from our reported results of operations and financial condition under IFRSs.

While we have adopted Taiwan IFRSs for ROC reporting purposes, we adopt IFRSs for certain filings with the SEC, including our annual reports on Form 20-F. Taiwan IFRSs differs from IFRSs in certain significant respects, including to the extent that any new or amended standards or interpretations applicable under IFRSs may not be timely endorsed by the FSC. Furthermore, the dividends for 2025 that are expected to be declared at our 2026 annual general stockholders’ meeting are calculated based on Taiwan IFRSs.

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

Our common shares are traded on the Taiwan Stock Exchange, or the TWSE, which has a smaller market capitalization and is more volatile than the securities markets in the U.S. and many European countries. The market value of our ADSs may fluctuate in response to the fluctuation of the trading price of our common shares on the TWSE. The TWSE has experienced substantial fluctuations in the prices and trading volumes of listed securities, and there are currently limits on the range of daily price movements. In 2025, the TWSE Index reached a low of 17,391.76 on April 9, 2025, and peaked at 28,963.60 on December 31, 2025. On April 1, 2026, the TWSE Index closed at 33,174.82. The TWSE has experienced certain problems, including market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Taiwan companies, including our ADSs and common shares, in both the domestic and the international markets.

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

According to the TMA, which was effective from July 1, 2020 (excluding certain articles regarding frequency allocation that was set effective from November 1, 2020), the total amount of our shares directly held by foreigners shall not exceed 49%, and the total amount of our shares directly and indirectly held by foreigners shall not exceed 60%. As of April 1, 2026, foreign direct holdings of our outstanding share capital was at approximately 17.69%. If we fail to comply with the applicable foreign ownership limitations, the network establishment approval granted to us may be abolished. We cannot predict the manner in which the NCC will exercise its authority over us in the case of a violation, or whether the NCC will lower the foreign ownership cap at any time.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chunghwa Telecom Co., Ltd. We were officially established on July 1, 1996 as part of the privatization efforts by the government of the ROC and operate under the Statute of Chunghwa Telecom Co., Ltd. Prior to our formation, we operated as a business unit of the Directorate General of Telecommunications, which was the predecessor of the NCC. The common shares of the Company have been listed on the TWSE under the trading code “2412” since October 2000 and its ADSs have been listed on the NYSE under the symbol “CHT” since July 2003. We were privatized as a result of a secondary ADS offering and concurrent domestic auction of our common shares on August 12, 2005, as the ownership by the government of the ROC was reduced to less than 50%. The privatization has enabled us to develop our business and respond to changing market conditions more rapidly and efficiently. Today, we are the largest full telecommunication service provider in Taiwan. Our principal executive offices are located at 21-3 Xinyi Road, Section 1, Taipei 10048, Taiwan, ROC, and our telephone number is (886) 2-2344-5488. Our website address is at: https://www.cht.com.tw. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report. Our agent for service of process in any suit or proceeding arising out of or relating to our shares, ADSs, American depositary receipt, or ADR, and deposit agreement in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenues. As an integrated telecommunications service provider, our principal services include: mobile services, fixed-line services, ICT business, sales and other services.

We accomplished our strategic transformation in 2022 and started to operate under the new customer-centric structure to enhance our performance. In particular, our Consumer Business Group strategically focuses on individual, home-centric and family services to provide better customer experiences. Our Enterprise Business Group consolidates and integrates our enterprise business-related services to create synergy and enhance our comprehensive ICT services. Our International Business Group focuses on serving our international customers and expanding our overseas business.

We enjoy leading positions across a number of areas in terms of both revenues and subscribers. We are Taiwan’s largest service provider in fixed communications and mobile communications. As for the IPTV service, our MOD service is the largest video platform in Taiwan in terms of the number of customers. In 2025, our revenues were NT$236.1 billion (US$7.5 billion), our consolidated net income was NT$40.5 billion (US$1.3 billion) and our basic earnings per share was NT$4.99 (US$0.16).

In 2025, we made capital expenditures totaling NT$27.7 billion (US$0.9 billion). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a detailed discussion of our capital expenditures.

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

Broad network coverage. In order to provide higher bandwidth services for our customers, we have been constructing our fiber to the x, or FTTx, network since 2003. We have successfully migrated many of our customers to higher-speed FTTx service. As of December 31, 2025, network coverage of FTTx with speeds of 1 Gbps and higher was approximately 94.3%. In addition, our 4G/5G mobile communications networks provide nationwide coverage. Our large mobile spectrum allocation, together with our extensive network coverage, positions us well for the continued expansion of our mobile services in Taiwan. We are also continuing to build our Wi-Fi network to offload mobile network capacity in residential and public areas with high subscriber density and usage, such as business districts, transportation hubs, airports and convenience stores. We aim to provide seamless broadband connections to better serve our customers.

Brand awareness, distribution channels and customer service. Our brand, “Chunghwa Telecom,” has a reputation for quality, reliability and sustainability. We serve our large customer base through our extensive customer service network in Taiwan. See “—B. Business Overview—Marketing, Sales and Distribution—Sales and Distribution.” Our extensive sales and distribution channels help us attract new customers and develop new business opportunities. We continuously enhance user experience across different channels. We integrate our online store and offline channels, with our big data capability, to accelerate the development of our Online-to-Offline business. To enhance customers’ online experience, we provide customized online purchase processes by leveraging our capability to analyze big data, and accurately analyze customer preferences and behaviors, and target different customer groups for implementing accurate marketing initiatives to improve sales success rates and reduce marketing costs. Customers can apply for various services online through websites or apps, and make queries with us in real time. We also provide an online shopping platform, where consumers can purchase telecom tariff plans, smartphones and smart home appliances at the same time. In addition, customers can also order online and enjoy quality services at designated offline stores to save waiting time.

In 2025, we obtained several international awards which recognized our strong operational capabilities, service quality and ESG practices. We remained the only Taiwanese telecom operator in Newsweek’s “World’s Most Trustworthy Companies 2025” list. We were once again included in the Dow Jones Sustainability World Index and ranked as one of the top-rated companies in the global telecom industry, and listed in the S&P Sustainability Yearbook 2025 for the for the 3rd consecutive year. We were also the only telecom company reaffirmed by S&P Global Ratings with the highest long-term issuer credit rating (AA). Furthermore, we were not only the first telecom operator in Taiwan to be upgraded to the highest MSCI ESG ‘AAA’ Rating, but also secured The Asset’s Jade Award for Corporate Sustainability Leadership for the fifth consecutive years. In addition to winning the Glotel Award for Digital Infrastructure Innovation alongside with NTT, Chunghwa Telecom stood out as the only winner from Taiwan to secure the Silver AI Innovation Award at the World Communication Awards (WCA).

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

Furthermore, we signed an exclusive distribution agreement for OneWeb Low Earth Orbit, or LEO, and SES Medium Earth Orbit, or MEO, satellite services in 2023 and 2024, respectively. In 2025, we partnered with Astranis, a U.S. company, to launch Taiwan’s first dedicated communication satellite, which will enhance the resilience of our communication network. Our strategy is to invest in or acquire emerging growth companies to further expand our business to retain our leading position in the future, such as cybersecurity, IDC/cloud and AIoT strategic businesses. We will continue to construct facilities of data center and cloud services and will cooperate with international public cloud service providers, including Google Cloud Platform, or GCP, Amazon Web Service, or AWS, and Microsoft Azure, to deliver hybrid cloud solutions to enterprise customers in order to be a leading IDC and multi-cloud service provider in Taiwan. In addition, we will continue to construct new submarine cables linking the U.S. and Asia-Pacific region, as well as expand the bandwidth of outbound connections and enhance network strength to attract more OTT services providers to increase their investments in Taiwan.

Advanced network technology. By the end of 2025, more than 94.5% of households in Taiwan can enjoy ultra-fast connectivity with our FTTH network. We will still expand FTTH network coverage of households in 2026, based on the requirement of ultra-fast connectivity service in Taiwan. In 2025, we also continued to enhance our 4G/5G mobile broadband networks. Our investment in network infrastructure places us in a position to capture a significant share of the internet and high-speed data transmission market. We have developed Multi-access Edge Computing, or MEC, technology and successfully launched it to the market, enabling us to maintain a market-leading position in the 5G private network.

Research and development expertise. In 2025, our research and development expenses accounted for 1.8% of our revenues. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses” for descriptions about areas of our research and development. We believe our focus on research and development will allow us to efficiently develop and deploy new technologies and services ahead of our competitors.

Business Strategies

We operate under three strategic pillars—Digital Resilience, Smart Empowerment, and a Sustainable Future—which guide the development of our products, services and operational priorities. These pillars are implemented in accordance with our internal guiding principle of “AI Everywhere,” which reflects our focus on integrating artificial intelligence across our technology offerings and internal processes. Our business strategy emphasizes the provision of secure, reliable and trustworthy ICT services, supported by three principal growth areas: technology capability development, business expansion and diversification of markets and partnerships.

Our operations are grounded in core values that include Integrity, Customer Trust, Accountability and Innovation, and are supported by a management philosophy that prioritizes streamlined, pragmatic and intelligent operations. We seek to maintain operational resilience and foster long-term stakeholder confidence, while pursuing sustainable value creation for our customers, business partners, shareholders and employees.

In response to ongoing developments in artificial intelligence and digital transformation, we position ourselves as both a service enabler and collaborative solution provider for customers across various industries. Our solutions are designed to support customers’ digitalization initiatives and their transition toward net-zero sustainability objectives. Through these activities, we aim to support ESG initiatives and contribute to broader efforts to enhance long-term economic resilience and sustainability.

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

Video services: We provide attractive and user-centric entertainment experience for our customers by offering 4K high-quality videos, self-selected channel mechanisms and multi-screen options on MOD and 5G service on Hami Video. We also expect to further expand our contents and applications to serve more customers by enhancing the partnerships with our key content providers. In 2025, we accelerated the growth of our video business by enhancing Hami Video’s content portfolio and making strategic investments in collaboration with leading global and domestic production teams. Leveraging innovative technologies such as low‑latency and multi‑angle broadcasting, along with AI‑driven intelligent search and personalized recommendations, we further elevated the overall viewing experience for users. Moving forward, we will continue the successful strategies to further expand our video business.

Mobile Communications: We successfully launched 5G services in Taiwan in 2020. Our strategy for mobile services includes the following initiatives:

•
with a high quality 5G network, integrating digital life value-added services and innovative offerings to boost 5G penetration rate and ARPU;
•
reallocating resources to drive mobile subscriptions toward premium plans;
•
maximizing 5G subscriber numbers by encouraging 5G migration plans with incentives such as Hami Points, phone discounts and bonus data;
•
leveraging big data analytics to identify and target high-potential subscribers;
•
offering a variety of plans to cater to different needs; and
•
strengthening our technology capabilities to develop advanced 5G solutions and AIoT service.

ICT business: Leveraging our core telecommunication infrastructure and technology capabilities to expand ICT services at home and abroad, we aim to become a leading provider of smart life and an enabler of digital economy as well as to become the most valuable and trustworthy ICT company. In order to drive the development of multiple emerging ICT services such as smart city, smart manufacturing, smart healthcare, smart transportation, and smart surveillance, we focus on high-quality platforms, building customer-centric ecosystems with key partners, and making strategic investments, mergers and acquisitions. With the strength and reliability of our technologies and services, we will gain a competitive edge to continue expanding our ICT business in the future.

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

To ensure customer loyalty and achieve customer-centric spirit with high-quality services, we consistently focus on and invest in the optimization of the entire customer journey. In terms of network quality, we constantly strive for precise expansion and create seamless via fixed networks, mobile networks and Wi-Fi, to cater to high-speed Internet access demand. We develop new data-driven approaches to strengthen customer engagement and retention to enhance customer stickiness. Through accurate labeling and big data analytics of customer intentions, we push forward data-driven service process optimization and target customer segment marketing and caring. We also establish online and offline multiple service networks for customer service touchpoints and provide 7x24 all-around professional services and feedback channels to enhance customer experience and satisfaction.

Improve operational and cost efficiency

We continue to focus on cost control and improve our operational and cost efficiency by leveraging our IT capabilities and cloud resources. The key initiatives implemented in recent years include:

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

In particular, we primarily use and integrate Gen AI technology in our operation to optimize our cost efficiency in the following ways:

•
smart customer support: we have adopted GenAI-powered Copilots. These systems not only handle inquiries but also assist human agents with real-time knowledge retrieval and automated form completion, significantly reducing handling time, enhancing accuracy, lowering agent workload, and improving overall service efficiency and customer satisfaction.
•
network operations and maintenance: we utilize advanced AI models to predict potential optical interface degradation trends, proactively diagnoses the root causes of end-to-end network data service problems, detects potential issues and intervenes at an early stage, which together enhance our overall operational performance.
•
software engineering: we have broadly adopted AI coding assistants (Copilots) across our development teams in generating code, writing test cases, and creating documentation, thereby notably accelerating our software development lifecycles and enhancing productivity.
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

By leveraging AI technologies, we have achieved significant cost savings while enhancing operational efficiency across various domains. Our long-term goal is to optimize our capital expenditure by focusing on investing in innovative products and services with attractive return profiles. We continue the construction of our fiber-based fixed-line and mobile network to increase the network bandwidth and enhance operational efficiencies by deploying advanced technologies as well as optimizing network architecture and infrastructure upgrades.

Expand our business through alliances, acquisitions and investments

We continuously expand our business in growth areas and proactively deploy new technologies and services through alliances, acquisitions and investments. We believe that our experience, operational scale and large customer base make us an attractive ally for other service providers.

Alliances. In 2024, we maintained strategic collaborations with global leading enterprises to diversify our business and enhance service capabilities. In January 2024, we entered into a two-year strategic memorandum of understanding, or MOU, with Fujitsu to jointly develop an IOWN-based All-Photonics Network (APN) in Taiwan. In August 2024, pursuant to our October 2023 MOU with NTT Corporation, we launched the world’s first international IOWN APN between Taiwan and Japan, advancing the IOWN initiative. Based on the cross-border IOWN APN, we demonstrated the real-time joint performance of "Cho-Kabuki" in the two sides of Expo 2025 Osaka and Taipei in May 2025, as well as the three major exhibits at the NTT R&D Forum, namely VLM AI training verification, Smart Factory AI inference, and Virtual Production in November 2025.

We are the first telecom operator in Taiwan to participate in the Groupe Speciale Mobile Association (GSMA) Open Gateway initiative. As of December 31, 2025, we had developed nine 5G Network Open Application Programming Interfaces (APIs), covering innovative applications such as financial fraud prevention, location‑based services, quality‑of‑service management, and 5G edge computing.

In 2025, we also partnered with Microelectronics Technology Inc. (MTI) to secure its place as one of the seven global recipients of the U.S. National Telecommunications and Information Administration (NTIA) Notice of Funding Opportunity (NOFO2) program, aiming to advance Taiwan’s 5G Open RAN technologies onto the international stage.

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

Under the vision of “AI-Ready, Future-Ready”, we established a wholly-owned subsidiary, CHT InventAI Co., Ltd. (“InventAI”) in October 2025, focusing on providing AI-driven DeepFlow (intelligent analytics) and DeepVoice (customer insights) solutions to clients across a wide range of sectors, including telecommunications, financial services, manufacturing, transportation, healthcare and government.

To enhance the provision of ICT services to Taiwanese enterprises and local businesses in Malaysia, we established Chunghwa Telecom Malaysia Sdn. Bhd. (“CHTM”) in June 2025 through our Singapore subsidiary, which has long-standing operational expertise and established regulatory advantages across the ASEAN region, to further advance our presence, collaboration and development in the Southeast Asian market.

We approved the establishment of Intelligent Video Surveillance (“IVS”) subsidiary led by our internal incubation team in 2025. Leveraging its proprietary AI video technologies and established operational expertise, this subsidiary aims to capture AI video opportunities, maximize cross-group synergies, and drive sustainable revenue growth.

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

Maintain focus on maximizing stockholder value

We commit to maximizing stockholder value and intend to maintain a sustainable dividend policy. Under the ROC Company Act, companies are allowed to distribute special cash dividends from capital surplus. In addition, the accumulated legal reserve that we had set aside in previous years has amounted to the aggregate par value of our outstanding share capital. Therefore, according to relevant regulations, we are not required to appropriate profits to our legal reserve starting from 2015. With the approval of our board of directors in February 2026, our payout ratio was 104.20% in 2025 earnings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

B. Business Overview

Our Principal Lines of Business

We have three segments that we operate and manage as strategic business units: consumer business, enterprise business and international business.

Consumer Business

Our consumer business strategically focuses on individual- and home-centric businesses, such as mobile, fixed broadband, Wi-Fi, IPTV (MOD) and OTT services. To create value for our customers and provide better customer experiences, we offer FTTx and ADSL services and enhance customer internet surfing experiences through our value-added services that leverage our Wi-Fi advantage as well as IPTV (MOD) and OTT (Hami Video) offerings. We have the largest mobile subscriber base in Taiwan with solid network performance. We are the largest internet service provider, or ISP, and also the largest domestic video service provider in Taiwan.

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

International Business

Our international business focuses on serving our international customers. Our international customers include Taiwanese companies seeking global expansion, large Taiwanese enterprises located in foreign countries, foreign companies and multinational enterprises. As the largest submarine cable service provider in Taiwan, together with our international submarine cable stations, overseas subsidiaries, strategic partners and alliances, we are well positioned to help our customers to capture global market opportunities by providing our diversified product portfolio and service offerings, including fixed-line services (international voice, data, and value-added services, etc.), mobile services (roaming and global IoT services, etc.) and ICT services (IDC, cloud, cybersecurity, ICT integrated solutions services, etc.).

Service and Product Offerings

As an integrated telecommunications service provider, our principal services include: mobile services, fixed-line services, ICT business, sales and other services.

Mobile Services

We are Taiwan’s largest mobile services provider in terms of both revenues and subscribers. In 2023, we generated revenues of NT$65.0 billion, or 29.1% of our total revenues, from mobile services. In 2024, we generated revenues of NT$67.0 billion, or 29.1% of our total revenues, from mobile services. In 2025, we generated revenues of NT$69.0 billion (US$2.2 billion), or 29.2% of our total revenues, from mobile services. The growth in mobile service revenues was primarily driven by an increase in postpaid subscriber numbers and upsell resulting from a steady 5G migration in 2025, as well as growth in value-added service revenues.

We drove 5G migration and 5G penetration rate in a steady manner. In addition, as we focus on creating value for subscribers, our postpaid ARPU (excluding IoT) per month increased from NT$553 in 2024 to NT$561 in 2025, and our 5G penetration among smartphone users was 46.4% by the end of 2025.

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
Postpaid ARPU(1) for mobile service	547	553	561

(1)
Postpaid ARPU is calculated by dividing the consolidated mobile service revenues (excluding IoT and prepaid revenues) by the average number of postpaid subscribers during the month (excluding IoT).

We remain the largest mobile operator in Taiwan in terms of revenues and number of subscribers. We had approximately 11.2 million mobile subscribers, excluding IoT SIMs, and a market share of approximately 39.7% in terms of total mobile customers (excluding IoT) and approximately 40.8% in terms of total mobile services revenues in Taiwan as of December 31, 2025.

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

We offer incentives, such as mobile handset subsidies and rewards points for immediate purchase, when new subscribers agree to sign a service contract with us or when existing subscribers renew their contracts with us, ranging from 12 months to 60 months.

Our tariffs for postpaid mobile subscribers primarily consist of monthly fees and usage fees. We also offer loyalty programs, which are our membership projects to offer a number of benefits and rewards, including Hami Points, special offers, and priority ticket access, to encourage subscription to our 5G mobile service.

As of December 31, 2025, we had approximately 1.3 million prepaid subscribers, representing approximately 11.0% of our total mobile subscribers, excluding IoT. Prepaid subscribers do not pay monthly fees while may opt for voice or data packages. Once the prepaid balance is fully utilized, subscribers can top up their accounts to continue using the service or elect to switch to a postpaid plan while retaining their existing telephone number.

Fixed-line Services

In 2023, we generated revenues of NT$81.9 billion, or 36.7% of our total revenues, from fixed-line services. In 2024, we generated revenues of NT$81.7 billion, or 35.5% of our total revenues, from fixed-line services. In 2025, we generated revenues of NT$81.5 billion (US$2.6 billion), or 34.5% of our total revenues, from fixed-line services. The decline in fixed-line services revenues was mainly due to the decreased voice revenues, partially offset by the increase of data communication and broadband access revenues.

Fixed-line services are one of our principal businesses. Our fixed-line services include fixed broadband services, fixed voice services, leased line services, video services and satellite services.

Fixed broadband services: our fixed broadband services mainly consist of broadband access, data communication services and Wi-Fi services.

We provide broadband access through connections based on our FTTx and ADSL technologies. Our revenues from our broadband access services in 2023, 2024 and 2025 were NT$19.6 billion, NT$21.2 billion and NT$22.0 billion (US$0.7 billion), respectively. Over the years, we are continuously expanding our high-speed FTTx household coverage and encouraging more migration of our FTTx subscribers to higher-speed FTTx service. The following table sets forth our ARPU for each of the periods indicated.

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
ARPU for broadband services per month(1)	774	788	808
ARPU for FTTx services per month(2)	836	846	864

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

Our overall broadband ARPU increased in 2023, 2024 and 2025, mainly due to the demand for broadband speed upgrades, which further propelled the growth of higher-speed service adopters.

Our data communication service includes HiNet, our brand name as an ISP, and HiLink, a VPN service for enterprises. We are the largest ISP in Taiwan, with a subscriber market share of 52.2% in Taiwan as of December 31, 2025. As of the same date, approximately 85.2% of our broadband customers were also HiNet subscribers, using HiNet as their ISP, and 92.9% of our FTTx service customers subscribed HiNet ISP service. The following table sets forth HiNet’s subscribers as of each of the dates indicated.

	As of December 31
	2023	2024	2025
	(in thousands)
Total internet subscribers in Taiwan	7,097	7398	7,582
HiNet subscribers:
HiNet FTTx subscribers	3,526	3,591	3,656
HiNet non-FTTX subscribers	506	483	463
Total HiNet subscribers	4,032	4,074	4,119

We also provide Wi-Fi services. As of December 31, 2023, 2024 and 2025, we had a total of approximately 3.0 million, 2.8 million and 2.6 million residential and enterprise customers that leased our access points, respectively. We also provide home Wi-Fi devices rental services, and the number of home Wi-Fi devices increased by 16.2% year-over-year.

Fixed voice services: our fixed voice services mainly consist of local telephone, domestic long distance telephone and ILD telephone services.

We are the leader of the local telephone service market, with an average subscriber market share of approximately 91.4%, 91.4% and 91.4% in 2023, 2024 and 2025, respectively. Total revenues from local telephone services comprised 9.5%, 8.7% and 8.1% of our total revenues in 2023, 2024 and 2025, respectively. As for the domestic long distance telephone services in Taiwan, total revenues from domestic long distance telephone services comprised 0.7%, 0.6% and 0.5% of our total revenues in 2023, 2024 and 2025, respectively. The decreasing trend of local telephone service and long distance telephone service was mainly due to the migration to mobile services and increased use of VoIP applications.

We also provide ILD telephone services in Taiwan, and its revenues accounted for 0.8%, 0.7% and 0.5% of our revenues in 2023, 2024 and 2025, respectively, reflecting phased reduction of low-margin-contracts.

Leased Line Services: We are the leading domestic leased line services provider and the leading international leased line services provider in Taiwan, primarily offering exclusive lines that allow point-to-point connection for voice and data traffic.

Our local and domestic long distance leased line services revenues were NT$4.3 billion, NT$4.2 billion and NT$4.0 billion (US$0.1 billion) in 2023, 2024 and 2025, respectively. The slight decline in revenues was due to the termination of certian base station circuits lease.

Our international leased line services revenues were NT$2.7 billion, NT$2.6 billion and NT$2.7 billion (US$85.6 million) in 2023, 2024 and 2025, respectively. The slight increase in revenues in 2025 was mainly due to the completion and the launch of the new international submarine cables, SJC2, and the first phase of Apricot.

Video Services

By leveraging video streaming technology via set-top boxes connected to our FTTx data networks, our MOD customers can enjoy TV channels, video-on-demand (VOD), OTT services, and other offerings. As of December 31, 2025, we provided 197 channels, including three 4K channels, along with more than 56,000 hours of on-demand video streaming. In addition to our standard packages, we also offer SVOD services for films, dramas, anime series, kids’ content and variety shows. Since 2017, our MOD platform has effectively delivered OTT services such as Netflix. Our own OTT platform, Hami Video, offers Pay-Per-View, SVOD, channels, and other services to end users. As of December 31, 2025, subscriptions to our video services, including MOD (IPTV service) and Hami

Video (OTT service), have reached approximately 3 million. We continue to see growth in our tiered pricing channel packages and digital convergence offerings.

Our MOD revenues were NT$3.7 billion, NT$3.7 billion and NT$3.6 billion (US$0.1 billion) in 2023, 2024 and 2025, respectively. The slightly decline from 2023 to 2025 was primarily due to a decrease in subscriber base. We have introduced optional service packages with customized subscriptions to better meet our customers’ preferences. In light of a highly competitive market, we will continue to strengthen our customer stickiness by investing in high-quality content across our various platforms. This strategy will help us maintain our position as the largest video platform in Taiwan.

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

In March 2023, we entered into an agreement with Singapore Telecommunications Limited to jointly invest in a new satellite project to upgrade and replace our aging ST-2 satellite. This collaboration enables us to provide all the services and capabilities of the current generation and significantly improve service quality and capabilities. Furthermore, in April 2025, we entered into an agreement with Astranis Space Technologies Corp. for a dedicated micro-geostationary orbit, or micro-GEO, capacity for Taiwan to enhance network resilience. In December 2025, we further secured the frequency allocation of fixed-satellite services for the micro-GEO services.

In November 2023, we entered into an exclusive distribution agreement with Eutelsat Group for the distribution of OneWeb LEO satellite services. In March 2025, the OneWeb satellite constellation had completed full-coverage deployment across Taiwan and the offshore islands. Subsequent to obtaining regulatory clearance, we launched commercial services in June 2025, and have secured projects from both government and enterprise clients.

In August 2024, we entered into an exclusive partnership agreement with SES, pursuant to which we provide exclusive MEO satellite services in Taiwan. Subsequent to obtaining regulatory approval, we commenced commercial operations in October 2025, which underpins our strategic development of multi-orbit satellite constellation communication services. Additionally, in December 2025, we secured regulatory approval for frequency allocation for our local gateway station, thereby enhancing the operational capacity available to our satellite communication services.

ICT Business

In 2023, we generated revenues of NT$28.6 billion, or 12.8% of our total revenues, from ICT services. In 2024, we generated revenues of NT$32.9 billion, or 14.3% of our total revenues, from ICT services. In 2025, we generated revenues of NT$35.5 billion (US$1.1 billion), or 15.0% of our total revenues, from ICT services. The growth in ICT services revenues was mainly due to the rising demand for IDC, cloud, cybersecurity, big data and integrated ICT solutions from our clients.

By integrating various technologies, such as cloud computing, cybersecurity, big data analysis, IoT, generative AI, and accelerating emerging services, we provide customized ICT total solutions to enable our enterprise customers to improve efficiency and enjoy smart life.

We saw increasing occupancy in our highest-rated IDCs, driven by strong potential demand. In response to the growing demands for AI applications, we continue to expand our IDC business by building AIDCs to deliver AI computing power and provide GPU-as-a-Service (GPUaaS service).

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

Taking advantage of the high speed, low latency and massive connectivity of 5G technology, we also offer our enterprise customers 5G private network services. This dedicated network provides a secure and reliable connectivity solution for 5G smart applications across sectors such as government, manufacturing, and healthcare, ensuring data security while enhancing scalability and operational efficiency.

Driving a strategic expansion of AI technologies, we are broadening innovative AIoT application scenarios across transportation, security, energy, building, and healthcare sectors. Leveraging the high performance, stability, and low latency of 5G technology, we integrate these capabilities into comprehensive solutions that advance intelligence and low-carbon development, such as video surveillance, Cellular-based Vehicle Probe (CVP), traffic sign optimization, solar system management, and remote healthcare services.

Building on our expertise in big data analytics and AI technology, we build big data analysis platforms to assist our customers in AI model development and management. These AI models are used in cloud services and intelligent customer support, as well as across industries such as government, manufacturing, healthcare and finance.

Sales

We engage in the distribution and sales of mobile handsets and wearable devices on our mobile network to customers through our directly-owned stores, online store, and authorized exclusive service stores operated by SENAO, and also through third-party retailers. See “Marketing Strategy” and “Sales and Distribution” in “—Marketing, Sales and Distribution.”

Interconnection

We provide interconnection of our fixed line network and mobile network with other operators.

The following table sets forth our interconnection fee revenues and costs for the periods indicated. These revenues and costs are included, depending on the nature of the call made, in domestic fixed communications or mobile communications revenues and expenses, respectively.

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$
	(in billions)			(in millions)
Interconnection fee revenues:
Fixed line	0.5	0.4	0.3	9.4
Mobile	0.4	0.3	0.3	9.4
Interconnection costs:
Fixed line	0.3	0.3	0.2	7.0
Mobile	0.7	0.7	0.7	22.5

The interconnection rate between fixed-line customers and other fixed-line customers is NT$0.26 per minute during peak times and NT$0.08 per minute during off-peak times. The interconnection rate for calls initiated by mobile customers to fixed-line customers has been NT$0.3241 per minute during peak times and NT$0.1575 per minute during off-peak times since January 2025. However, pursuant to the notice issued by NCC, the interconnection fees of local telephones, domestic long-distance or international calls, and mobile-to-fixed-line calls should be decreased gradually from June 5, 2023 to December 31, 2026. See “Item 5. Operating and Financial Review and Prospects—Overview—Tariff adjustments.”

Our mobile interconnection revenues and costs decreased from 2023 to 2025, mainly due to (i) a year-over-year decrease of our mobile interconnection rate, as required by the tariff adjustment rules promulgated by NCC and (ii) the decreasing traffic volume attributable to VoIP substitution. Under the tariff adjustment rules, our mobile interconnection rate will decrease from NT$0.386 per minute in 2025 to NT$0.330 per minute in 2028.

Fixed interconnection revenues and costs decreased from 2023 to 2025, mainly due to the decreasing traffic volume attributable to VoIP substitution.

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

•
services and products: we continuously develop new VAS and products based on different market segments and Hami Point loyalty program, with the aim of increasing our high-usage customers and enhancing customer loyalty.
•
pricing and promotions: we design flexible pricing packages that allow customers to select and design special promotional packages to encourage usage.
•
distribution channels: we seek to broaden our distribution reach by strengthening our cross-industry alliances and marketing relationships. Furthermore, to expand our sales channels, we also implement an external sales agent system by collaborating with SENAO, Synnex Technology and International Corporation, enabling us to extend customer services nationwide. In addition, we have established an online store for years to enhance service efficiency and to broader our reach to young people.

•
branding: Chunghwa Telecom has been a well-known household brand with nationwide infrastructure and service centers. In order to fulfill our brand commitment, “Always Ahead,” we have always acted in accordance with the highest corporate governance standards, and focus on meeting customer demand and satisfaction to generate additional value for shareholders.

Sales and Distribution

As of December 31, 2025, we had 17 operations offices for operations, 434 self-operated stores, 14 customer service call centers, and an online store for sales and customer service. In addition, we have simplified transaction process on our online store to improve user experience, and we enhanced our service efficiency by increasing digital channel access of contactless transactions.

We also had 240 SENAO exclusive service stores as of December 31, 2025. Our investment in SENAO continues to enhance our mobile handset distribution and sales capabilities in which customers can subscribe to our broadband service, MOD service and other services at SENAO retail stores. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the agreement between the parent company and SENAO about our business cooperation.

Competition

We face competition in virtually all aspects of our business.

Mobile Services

In December 2023, two mergers were completed. As a result, the number of mobile network operators in Taiwan decreased from five to three, including us. All of these three operators have 4G and 5G mobile broadband licenses. Additionally, nowadays mobile operators are expanding their business beyond basic mobile services to encompass other value-added services such as OTT, media, cloud, cybersecurity, and IoT solutions, with a goal to provide subscriber with a holistic digital experience to increase subscribers' stickiness.

In 2025, under this new market landscape, we continue to maintain our growth momentum and leadership in the market. In spite of the decrease in mobile subscribers (excluding IoT) in 2025, our postpaid mobile subscribers continued to increase, benefiting from our successful strategy in terms of subscriber retention and new subscribers acquisition. Our mobile service revenues also increased due to the growth in postpaid subscribers and the upsell resulting from 5G migration.

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
•
video services: major competitors in this field include six cable TV MSOs, 20 independent cable TV operators as well as OTT service providers. These service providers focus on price and multimedia content.

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

Our major competitors in AIoT application services are telcos and system integration service providers, including telecom operators such as Far EasTone and Taiwan Mobile, as well as system integration service providers and emerging startups in sectors such as energy management and image recognition.

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

Approximately 12,027 of our employees were engaged in network infrastructure development, maintenance, operations and planning as of December 31, 2025.

Transmission Networks

As of December 31, 2025, our transmission networks consisted of approximately 2.97 million fiber kilometers of fiber optic cable for trunking and approximately 13.68 million fiber kilometers of fiber optic cable for local loop.

Due to the emergence of Packet Transport Network, or PTN, technology, a cost-effective method for transmitting data services, we began the deployment of PTN in 2013. Due to the high utilization of our existing Re-configurable Optical Add-Drop Multiplexer, or ROADM, network, we began to introduce Optical Transport Network, or OTN, to meet the demand of 100 Gbps per wavelength services in 2014. After completing a trial of per-wavelength transmission rates of 200 Gbps, we began to introduce the technology of 200 Gbps per wavelength in our OTN network in 2018 and 400 Gbps per wavelength in 2024. We had deployed 1,284 wavelength for 100 Gbps, 389 wavelength for 200 Gbps and 15 wavelength for 400 Gbps in the OTN network and 21,898 GbE in the PTN network by the end of 2025.

As part of our strategic focus on the internet and data markets, our local loop connections mainly adopt FTTx technology. This enables us to provide broadband services, such as MOD, high-speed internet access and VPN. As of December 31, 2025, we have constructed approximately 12.7 million FTTx ports. Our FTTx service can offer high-speed broadband access rates up to 2 Gbps. For low bandwidth demand, we use ADSL technology to provide the internet connection services to our customers.

Switching Networks

Domestic telecommunications network. Our domestic public switched telephone network currently consists of 19 message areas connected by a long distance network. As of December 31, 2025, we had 38 long distance exchanges, which were interconnection points between our telecommunications network and approximately 9.1 million telephone lines, which reached virtually all homes and businesses in Taiwan.

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

As of December 31, 2025, our Next Generation Network, or NGN, core network capacity consisted of approximately 8,600,000 local telephone subscribers, comprising approximately 8,230,000 Session Initiation Protocol-based, or SIP-based, and approximately 370,000 Access Gateway-based, or AG-based, subscribers.

Our NGN Managed IP backbone network consists of an inner core network and an outer core network. By the end of 2025, we owned 12 sets of switch routers for the inner core network and 32 sets of switch routers for the outer core network, and the bandwidth of the network was approximately 3,720 Gbps. We believe this network will enable us to meet the increasing demand for NGN services, such as VoIP, and all managed services, including MOD and VPN.

International network. Our international infrastructure consists of multiple submarine cables, transmission networks, voice GWs and IP networks, which provide IPLC, IPVPN, Voice and Internet transit service to connect Taiwan and worldwide.

In 2018, we started to build SJC2 with several Asian telecom companies. The cable features up to seven pairs of high-capacity optical fiber with a total capacity of 126 Terabits per second. Its high capacity allows it to support high bandwidth intensive requirements, such as IoT, robotics, analytics and AR or VR applications. SJC2 was completed in July 2025, initially built with a 17.1Tbps bandwidth, with future expansions planned according to business needs. In 2021, we joined another consortium cable project called APRICOT to further lay a solid cornerstone for Chunghwa Telecom’s international business plan in the Asia-Pacific region. The northern segment of APRICOT was completed and activated in September 2025, providing an initial capacity of 7.4 Tbps to connect Taiwan with Japan. As of December 31, 2025, we had invested in 30 submarine cables, 14 of which landed in Taiwan. The total invested capacity has reached 60.34 Tbps.

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

Internet Network

HiNet, our internet service provider, has the largest internet access network in Taiwan, with 23 points of presence, approximately 3.68 million broadband subscribers and a backbone bandwidth of approximately 29,570 Gbps as of December 31, 2025. We aim to increase HiNet’s points of presence and backbone bandwidth to approximately 31,570 Gbps by the end of 2026.

HiNet’s broadband backbone network consists of an inner core network and an outer core network. We had a high-speed internet protocol backbone network by the end of 2025 with 14 sets of switch routers for the inner core network and 36 sets of switch routers for the outer core network. We also built CDN to meet the needs of Internet/OTT services. Our CDN consists of 20 domestic and 3 overseas point-of-presences and the total capacity is approximately 4,460 Gbps as of December 31, 2025. We believe these networks will enable us to meet the increasing demand for our internet services.

HiNet’s total international connection bandwidth is 5,890 Gbps as of December 31, 2025. As we expect that internet traffic flows to and from the U.S. will continue to increase, we have been continuously expanding our bandwidth to the U.S. We also endeavor to increase our links to other countries, including Japan, Korea, Hong Kong, Singapore, Mainland China, Malaysia, the United Kingdom, Germany and the Netherlands.

Leased Line and Data Switching Networks

We operate leased line networks on both a managed and unmanaged basis. In addition, we operate a number of switched digital networks used principally for the provision of packet-switched, frame relay, asynchronous transfer mode technology and a multi-protocol label switching internet protocol VPN. As of December 31, 2025, we had 68 frame relay ports and approximately 159,614 multi-protocol label switching internet protocol VPN virtual ports.

Our data networks support a variety of transmission technologies, including frame relay, asynchronous transfer mode and Ethernet technology. We have also built up our HiLink VPN that combines internet protocol and asynchronous transfer mode technologies. The advantage of HiLink VPN based on multi-protocol label switching technology is that it can carry different classes of services, such as video, voice and data, together to provide services with various qualities of service, high-performance transmission and fast-forward solution in an enhanced security network. HiLink VPN can be accessed by xDSL/FTTx/NG-SDH/PTN and can include built-in mechanisms that can deal with overlapping internet protocol addresses. Therefore, the network is potentially less costly and requires less management for business applications.

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

We continue to revitalize our own assets through rental income focused strategies and explore development opportunities to increase the value of our land and buildings. We received approximately NT$0.9 billion (US$28.21 million) in rental income from properties in 2025.

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

We believe that we had not been involved in any legal or arbitration proceedings during 2023, 2024 and 2025 that would have a significant effect on our financial condition or results of operations; however, we cannot give you any assurance with respect to the ultimate outcome of any asserted claims against us or legal or arbitration proceedings involving us.

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

The impacts caused by the enforcement of the TMA on us and the telecommunications industry include: (i) reducing the entry barrier to the telecommunications markets by replacing the original concession/approval system with a registration system; (ii) loosening unnecessary restrictions while imposing stricter obligations on enterprises with significance in the specific telecommunications service markets; (iii) regulating the use of private lands and buildings for network infrastructure; and (iv) introducing flexible spectrum mechanisms such as domestic roaming, frequency transferring, leasing, lending, and sharing.

Reducing the entry barrier to the telecommunications market:

Telecommunications service providers shall register as a telecommunications enterprise with the competent authority for activities including negotiating interconnection, applying for frequency assignments (excluding Article 56 exceptions), assigning Public Switched Telecommunications Network (PSTN) codes, subscriber numbers, leasing/purchasing services with assigned numbers, or providing end-user Internet access. Failure to register results in being ineligible for rights under the TMA.

Specifying the obligations of telecommunications enterprises:

The TMA categorizes the obligations of telecommunications enterprises into three levels: general obligations, special obligations and designated obligations:

(1)
General Obligations:

The obligations borne by all the telecommunications enterprises that have filed the registration with the NCC including disclosure of service conditions, accounting separation, communication confidentiality, consumer complaint handling, record-keeping, service suspension notification, universal service cost sharing for enterprises meeting the revenue threshold, and interconnection support.

(2)
Special Obligations:

The obligations borne by the telecommunications enterprises that are granted specific resources or determined by the NCC including emergency communications, security maintenance plans, standard service contracts, quality self-evaluations, and co-establishment of consumer dispute mechanisms.

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

The NCC is entitled to adopt control measures for those with market significance in the specific telecommunications service market if necessary, and such measures may be applied to us if we are regarded as having market significance.

The opportunity of accessing to and using information may be different due to gender, race, class, geographic area of residence or other factors, which is called the digital divide.

The Telecommunications Management Act tries to resolve the problem caused by the digital divide from the following aspects by opening the market, introducing competition and new technology and continuing the promotion of telecommunications universal service.

The Telecommunications Management Act removes the restriction on telecommunications network construction imposed by the Telecommunications Act and allows enterprises to establish the telecommunications networks that meet their business needs and develop new technology and equipment.

To ensure network and information security, PSTN and telecommunications networks and services provided over the internet are subject to a unified cybersecurity standard and related protection obligations.

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

In May 2023, the PDPA was amended for the establishment of the “Personal Data Protection Commission” as the independent competent authority of the PDPA. For the preparation of the Personal Data Protection Commission, the Executive Yuan established the “Preparatory Office of Personal Data Protection Commission” on December 5, 2023. The power for supervision and enforcement of PDPA will be transferred to the Preparatory Office of Personal Data Protection Commission since January 1, 2024. The Preparatory Office of Personal Data Protection Commission will be dissolved when the Personal Data Protection Commission is formally established. As of December 31, 2025, the Personal Data Protection Commission was not formally established.

Corporate Responsibilities: Environmental, Social and Governance (ESG) Initiatives

We are dedicated to sustainable environmental, social, and governance practices. To oversee our sustainability efforts and meet stakeholders’ expectations, we established the Sustainable Development and Strategy Committee, a board-level functional committee, in 2023. This committee guides the company in setting sustainable development vision, long-term strategies, and medium- to long-term goals in line with global trends. We also formed the Sustainable Development Promotion Committee, led by the management, which includes four working groups: Environmental Group, Social Group 1, Social Group 2, and Governance Group. Both of the committee and its groups have regular meetings to develop and implement ESG plans and initiatives in alignment with the vision and mission set by the Sustainable Development and Strategy Committee. To advance our corporate sustainability blueprint and underscore our firm commitment to ESG, our President assumes the role of Chief Sustainability Officer, spearheading the implementation of all sustainability initiatives in 2025.

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

We are committed to achieving net-zero greenhouse gas (GHG) emissions by 2045. Moreover, we joined the EV100 initiative and have to committed to achieving 100% electrification of our directly controlled car fleet by 2030. Furthermore, after officially joining RE100 in May 2023, we committed to using 100% renewable energy for our IDCs by 2030 and for the entire company by 2040. Our environmental sustainability initiatives mainly include:

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
•
carbon emission investigation: we had completed a group-wide Scope 1 to Scope 3 greenhouse gas (GHG) investigations for the year of 2025, which is currently under review. Over the past few years, we have successfully obtained ISO 14064-1:2018 verification for the respective GHG investigations, ISO-14067 and carbon footprint labels issued by the Ministry of Environment for our specified categories of services and products. Based on 2025 data, our total greenhouse gas emissions for Scope 1, Scope 2 and Scope 3 (Categories 1–6) amounted to 2,468,907.9383 t-CO2e. In addition, we purchased carbon credits in December 2023 and September 2025, and these carbon credits have been utilized to achieve carbon neutrality at our Telecommunication Training Institute in 2025.
•
carbon emission reduction: Both of our near-term and long-term targets to reduce GHG emissions had been validated by the Science Based Targets initiative, or SBTi. In addition, we have taken a series of actions, such as replacing old equipment and infrastructure, using C-RAN architecture and introducing energy management on a larger scale in operation and maintenance management, to achieve carbon reduction.
•
internal carbon pricing: we have adopted internal carbon pricing, or ICP, in our company since 2023 with a price of NT$1,600 per tonne of CO2e by considering factors, such as investments in carbon reduction projects, future renewable energy demand, potential implementation of carbon fees in Taiwan and international peers comparison. Our Internal Carbon Pricing (“ICP”) mechanism incorporates the cost of carbon emissions into the performance evaluation framework of our business units. The internal carbon fees collected will be used as a fund to implement our innovative projects and support our carbon reduction initiatives.
•
renewable energy: in May 2023, we officially joined RE100, committing to achieve 100% renewable energy usage across all operations by 2040. From 2023 to 2025, we had accumulatively procured approximately 235 million kWh. In 2025, our renewable energy procurement and self‑generated power totaled 88.679 million kWh, with an investment of several hundred million NTD in renewable energy procurement during the year. In December 2025, we entered into a 20-year power purchase agreement with GREENET CO., LTD. to secure over 4.6 billion kWh of renewable energy.
•
sustainable procurement: we adhered to the ISO 20400 Sustainable Procurement Guidelines to incorporate our sustainability principles into procurement practices and have obtained the top-tier Level 5 “Role Model” recognition in 2025. By introducing the “Sustainable Supply Chain Initiative” and establishing the “Supplier Sustainability Grading System,” we leveraged our influence in procurement to encourage suppliers to prioritize sustainability issues, including environmental protection, labor rights, and occupational health and safety.
•
IOWN initiatives: as a member and board director of IOWN, we are working with global companies to explore multi-domain cutting-edge technologies to achieve better energy efficiency and reduce carbon emissions such as end-to-end all photonic networks and innovative applications. Partnering with Japanese telecom operator, NTT, we have successfully carried out joint telematics performance demonstrations in Japan and Taiwan in 2025, and won the Digital Infrastructure Innovation award at the 2025 Glotel Awards.
•
biodiversity: we commit to maintaining and fostering biodiversity, avoiding all kinds of deforestation activities and promoting reforestation throughout our operations. In 2025, as we continued advancing our sustainability efforts and published our 2024 TNFD report, we focused on strengthened stakeholder engagement and leveraged AIoT technologies to promote biodiversity conservation through the Hundred Species Restoration Project and the Black-faced Spoonbill Conservation Project, moving toward a Net Positive Impact on biodiversity and No Net Deforestation by 2030.

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
•
employee happiness: we care for our employees and constantly provide a better working environment to our employees. Our employees who have children aged six or under can enjoy a childcare allowance and can apply for one hour of paid leave per working day. We also offer our employees who take nursing care leave 50% of their labor insurance salary as a subsidy for 18 months after six months government subsidy. Besides, we continue to establish childcare centers for our employees’ children to balance work and family. In addition, we implement an employee stock ownership plan through a trust. When our employees deposit a certain amount of their salary to us, we will offer 30% of the deposit amount as their subsidies.
•
workplace flexibility: to enhance work flexibility and support talent retention, we introduced “shared offices” across Taiwan and established the R&D related centers in Kaohsiung, and offered employees who wish to return to, or be closer to, their hometowns the option of working in these locations.
•
equality in our workplace: we commit to creating a workplace with equality and non-discrimination. We launched a series of activities to advocate gender equality and dedicated to promoting the growth of female employees in the workforce. In addition, we have well-established and unimpeded grievance mechanisms for internal employees or external personnel to submit complaint for any discrimination or harassment issues encountered.
•
occupational safety and health: we commit to complying with laws and other regulations of the health and safety, and encourage our employees to take necessary precautions and immediately report accidents, injuries and unsafe practices or conditions. In addition, we are the first telecommunications service provider in Taiwan to achieve compliance with ISO 45001:2018.
•
society giveback: we leverage our ICT capabilities to help address the digital divide and support underserved communities. Our key initiatives include the development of a customized system that enables visually impaired individuals to work in call centers, the “Tech4Good Digital Empowerment Ecosystem” designed to enhance digital access and learning opportunities for students in remote areas, and the deployment of our 5G private network to support emergency telemedicine services. In addition to our technology-based initiatives, we actively promote employee volunteerism to encourage direct engagement and contribution to local communities.
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
•
board diversity: our board of directors is diversified to cover our business operations, operating dynamics and business development, with considerations of diversity in gender, age, nationality, culture and ethnic diversity. Our board possesses relevant competencies, including operational judgment, accounting and finance experience, operating and crisis management skills, industry insight, global market knowledge, leadership skills, decision-making ability and sustainability development capability. We have set concrete objectives to improve board diversity, including maintaining at least one female director on the board and ensuring that members are from various backgrounds.
•
governance with diversity and inclusion: we have worked to create diversity so that we are more reflective of our society with a range of perspectives to support our business decision-making. Our directors also prioritize inclusion and ensure equal access of all genders and groups of employees to training, career development, nominations for promotions and professional opportunities.
•
incorporate ESG targets into senior executives’ compensation: since 2022, we have linked part of our senior executives’ performance-based compensation to the Company's ESG goals to ensure their decisions align with investors’ long-term interests. Each year, the proportion of compensation tied to our ESG targets has increased, along with the number of employees covered. By 2025, 30% of performance-based compensation was directly linked to ESG targets for all senior executives.
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
•
sustainable finance: we consider ESG factors in our investment decisions to ensure our targets align with specific ESG objectives. In August 2025, we issued a sustainability bond (unsecured corporate bond) of NT$3.5 billion (approximately US$0.1 billion). The proceeds were used to finance business developments, including investments for environmental protection and social development. Through this sustainable finance instrument, we are playing an important role in sustainability efforts and fulfilling our green commitments.

For further information on our ESG initiatives, please visit our annual Sustainability ESG Report, publicly available on our ESG website at: https://www.cht.com.tw/en/home/cht/esg/esg-report/sustainability-esg-report. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

C. Organizational Structure

Set forth below is a diagram indicating our organizational structure as of March 31, 2026. Please refer to Exhibit 8.1 for the subsidiaries’ jurisdiction of incorporation.

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

For the convenience of readers, NT dollar amounts used in this section for, and as of, the year ended December 31, 2025 have been translated into U.S. dollar amounts using US$1.00=NT$31.37, set forth in the statistical release of the Federal Reserve Board of the United States on December 31, 2025. The U.S. dollar translation appears in parentheses next to the relevant NT dollar amount.

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

The table below sets forth the revenues from our principal lines of business as a percentage of total revenues for the periods indicated.

	Year Ended December 31
	2023	2024	2025
Revenues:
Consumer Business	61.4	60.9	60.7
Enterprise Business	32.7	32.8	32.7
International Business	4.1	4.3	4.0
Others	1.8	2.0	2.6
Total	100.0	100.0	100.0

Our consumer business has been an important source of revenues over the last three years. We derive our consumer business revenues from mobile service, fixed-line service, sales and other services. Revenues from our consumer business slightly decreased as a percentage of our total revenues in 2024 and 2025, mainly due to the revenue decreases in local and long distance voice services, partially offset by the increases in mobile and fixed broadband services.

Our enterprise business has also been a significant contributor to our revenues over the last three years. We derive our enterprise business revenues from mobile service, fixed-line service, ICT business and other services. Revenues from our enterprise business increased as a percentage of our total revenues in 2024, mainly due to the growth in ICT business revenues, including IDC, cloud, cybersecurity, and big data services, driven by both project-based and recurring revenues. Revenues from our enterprise business decreased as a percentage of our total revenues in 2025, mainly due to the decrease in fixed-line services and other services revenue.

Our international business has been another important source of revenues over the last three years. We derive our international business revenues from fixed-line service, ICT business and other services. Revenues from our international business gradually increased as a percentage of our total revenues from 2023 to 2024, mainly due to the rising demand for ICT services from global clients, particularly leased circuit, IDC, cloud, integrated ICT solutions, and roaming services. The percentage of total revenues represented by our international business revenues decreased in 2025, mainly due to the decrease in international voice service revenue.

Our other revenues as a percentage of our total revenues increased from 2023 to 2024, and continued to increase in 2025. This trend was mainly due to changes in the contribution from one of our subsidiaries, CHPT, which is a semiconductor testing company.

Tariff adjustments

We adjust our tariffs and offer promotional packages from time to time primarily in response to market conditions. We also from time to time are required to adjust our pricing in line with domestic regulations.

According to the announcement by the NCC on March 15, 2024, this round, for 2024 to 2028, of adjustments applied to the wholesale tariffs for IP peering and domestic leased line services, which was subject to an adjustment by ∆CPI 5.09%. This round of adjustments also applied to the retail fees for xDSL and FTTx services (excluding ADSL, the services with downlink speed of 12 Mbps and below, and the services with downlink speeds of 300 Mbps and over), which was subject to an adjustment by ∆CPI-3.32%. The ∆CPI for 2024 was 2.18%, that was used for the tariff reduction starting from April 1, 2025 to March 31, 2026. The ∆CPI for 2025 that was used for the tariff reduction starting from April 1, 2026 was 1.66%. We do not expect such tariff reduction to have a material adverse impact on our results of operations.

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

Personnel expenses

Personnel expenses constitute a significant portion of our operating costs and expenses. In 2023, 2024 and 2025, personnel expenses represented 26.2%, 26.7% and 27.4% of our total operating costs and expenses, respectively. The table below sets forth information regarding our personnel expenses and as a percentage of our total operating costs and expenses for the periods indicated.

	Year Ended December 31
	2023		2024		2025
	(in billions of NT$, except percentages)
Total personnel expenses	46.2	26.2%	48.9	26.7%	51.4	27.4%
Total operating costs and expenses	176.2	100.0%	183.2	100.0%	187.4	100.0%

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

A. Operating Results

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data for the periods indicated.

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$
		(in billions)
Revenues:
Consumer Business	137.1	140.0	143.4	4.6
Enterprise Business	73.0	75.4	77.2	2.5
International Business	9.2	9.9	9.5	0.3
Others	3.9	4.7	6.0	0.1
Total revenues	223.2	230.0	236.1	7.5
Operating costs	141.8	146.6	149.1	4.7
Operating expenses:
Marketing	23.5	25.1	26.0	0.9
General and administrative	6.8	7.2	7.7	0.3
Research and development	3.9	4.1	4.4	0.1
Expected credit loss	0.2	0.2	0.2	—
Total operating expenses	34.4	36.6	38.3	1.3
Other income and expenses	(0.6)	0.1	(0.1)	—
Income from operations	46.4	46.9	48.6	1.5
Non-operating income and expenses	0.6	0.9	1.7	0.1
Income before income tax	47.0	47.8	50.3	1.6
Income tax expense	8.9	9.3	9.8	0.3
Consolidated net income	38.1	38.5	40.5	1.3
Attributable to:
Stockholders of the parent	37.0	37.2	38.7	1.2
Noncontrolling interests	1.1	1.3	1.8	0.1

The following table sets forth our revenues, operating costs and expenses, income from operations and other financial data as a percentage of our total revenues for the periods indicated.

	Year Ended December 31
	2023	2024	2025
	(as percentages of total revenues)
Revenues:
Consumer Business	61.4	60.9	60.7
Enterprise Business	32.7	32.8	32.7
International Business	4.1	4.3	4.0
Others	1.8	2.0	2.6
Total revenues	100.0	100.0	100.0
Operating costs	63.5	63.7	63.2
Operating expenses:
Marketing	10.6	10.9	11.0
General and administrative	3.0	3.1	3.3
Research and development	1.7	1.8	1.8
Expected credit loss	0.1	0.1	0.1
Total operating expenses	15.4	15.9	16.2
Other income and expenses	(0.3)	—	—
Income from operations	20.8	20.4	20.6
Non-operating income and expenses	0.3	0.4	0.7
Income before income tax	21.1	20.8	21.3
Income tax expense	4.0	4.1	4.2
Consolidated net income	17.1	16.7	17.1
Attributable to:
Stockholders of the parent	16.6	16.1	16.3
Noncontrolling interests	0.5	0.6	0.8

Each of our operating segments is managed separately due to the fact that each represents a strategic business unit that serves different types of customers. We measure our segment performances mainly based on revenues and income before income tax.

The year ended December 31, 2025 compared with the year ended December 31, 2024

Revenues

Our revenues increased to NT$236.1 billion (US$7.5 billion) in 2025 as compared to NT$230.0 billion in 2024, mainly due to an increase in revenues generated from consumer business, enterprise business and others. The details of which are as follows:

Consumer Business

Our consumer business revenues include mobile service revenues, fixed-line service revenues, sales revenues and other revenues. Consumer business revenues accounted for 60.9% and 60.7% of our revenues in 2024 and 2025, respectively. Our consumer business revenues increased by 2.4% from NT$140.0 billion in 2024 to NT$143.4 billion (US$4.6 billion) in 2025, mainly due to increases of mobile service revenues attributed to 5G mobile migration, sales revenues, and fixed broadband revenues, partially offset by a decrease of fixed voice revenues.

Mobile services. Our mobile service revenues increased by 3.2% from NT$57.1 billion in 2024 to NT$58.9 billion (US$1.9 billion) in 2025, due to an increase of postpaid subscriber numbers and steady 5G migration.

Fixed-line services. Our fixed-line service revenues slightly increased by 0.5% from NT$42.9 billion in 2024 to NT$43.1 billion (US$1.4 billion) in 2025. This increase was due to the increase of data communication and broadband access revenues driven by the successful upsell propelled by the HiNet Higher-Speed promotion plan, partially offset by the decreased voice revenues.

Sales. Revenues generated from sales increased by 3.4% from NT$37.2 billion in 2024 to NT$38.5 billion (US$1.2 billion) in 2025, due to the stabilized smartphones supply.

Others. Our other revenues slightly increased by 1.9% from NT$2.8 billion in 2024 to NT$2.9 billion (US$0.1 billion) in 2025.

Enterprise Business

Our enterprise business revenues include mobile service revenues, fixed-line service revenues, ICT revenues and other revenues. Revenues from our enterprise business accounted for 32.8% and 32.7% of our revenues in 2024 and 2025, respectively. Revenues from our enterprise business increased by 2.5% from NT$75.4 billion in 2024 to NT$77.2 billion (US$2.5 billion) in 2025, due to the strong growth of ICT business revenue.

Mobile services. Our mobile service revenues increased by 4.1% from NT$9.2 billion in 2024 to NT$9.5 billion (US$0.3 billion) in 2025, due to 5G mobile migration.

Fixed-line services. Our fixed-line service revenues slightly decreased by 0.5% from NT$33.8 billion in 2024 to NT$33.6 billion (US$1.1 billion) in 2025, due to the decreased voice revenues, partially offset by the increase of data communication and broadband access revenues driven by the speed upgrade.

ICT Business. Revenues from our ICT business increased by 9.2% from NT$27.8 billion in 2024 to NT$30.4 billion (US$1.0 billion) in 2025, due to the growth of projects and recurring revenues for IDC, cloud, cybersecurity, and big data related services.

Others. Our other revenues decreased by 19.0% from NT$4.6 billion in 2024 to NT$3.8 billion (US$0.1 billion) in 2025.

International Business

Revenues from international business accounted for 4.3% and 4.0% of our revenues in 2024 and 2025, respectively. Revenues from our international business decreased by 4.1% from NT$9.9 billion in 2024 to NT$9.5 billion (US$0.3 billion) in 2025, due to a decrease of fixed voice revenues, partially offset by the rising demand for leased line, IDC, cloud, and integrated ICT solutions.

Fixed-line Services. Revenues from our fixed-line services decreased by 6.0% from NT$5.1 billion in 2024 to NT$4.8 billion (US$0.2 billion) in 2025, due to the strategic withdraw of international voice services.

ICT Business. Revenues from our ICT business increased by 2.2% from NT$4.0 billion in 2024 to NT$4.1 billion (US$0.1 billion) in 2025, due to the rising demand for IDC, cloud, and integrated ICT solutions from global clients.

Others. Our other revenues decreased by 22.9% from NT$0.8 billion in 2024 to NT$0.6 billion (US$0.02 billion) in 2025, due to a decrease in mobile service revenue.

Others

Other revenues accounted for 2.0% and 2.6% of our revenues in 2024 and 2025, respectively. Our other revenues increased from NT$4.7 billion in 2024 to NT$6.0 billion (US$0.1 billion) in 2025. The increase was due to higher revenues derived from CHPT.

Operating Costs and Expenses

Our operating costs and expenses include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance, as well as spectrum usage fees.

Operating costs and expenses increased by 2.3% from NT$183.2 billion in 2024 to NT$187.4 billion (US$6.0 billion) in 2025. This increase was due to increases in personnel expenses, ICT project costs, and utilities expenses.

Personnel expenses increased due to adjustments of employee benefit policies, leading to higher salaries, bonuses, and welfare costs. ICT project costs were mainly driven by the growth of ICT business. The increase in utilities expenses was primarily due to the adjustment in electricity prices.

Operating Costs and Expenses by Business Segment

Consumer Business

Our consumer business costs and expenses increased by 1.6% from NT$112.7 billion in 2024 to NT$114.5 billion (US$3.7 billion) in 2025, primarily due to (i) increases in personnel expenses due to adjustments to employee benefit policies, and (ii) increases in utilities expenses resulting from electricity rate adjustments.

Enterprise Business

Our enterprise business operating costs and expenses increased by 3.4% from NT$63.6 billion in 2024 to NT$65.8 billion (US$2.1 billion) in 2025. This increase was due to (i) increases in personnel expenses due to adjustments to employee benefit policies, and (ii) increases in ICT project costs, primarily driven by the robust growth of our ICT business.

International Business

Our international business operating costs and expenses decreased by 3.9% from NT$9.0 billion in 2024 to NT$8.7 billion (US$0.3 billion) in 2025, due to decreases in service-related costs resulting from our strategic withdrawal of international voice services, partially offset by increases in personnel expenses due to the adjustments to employee benefit policies.

Others

The costs and expenses from our other business increased by 24.0% from NT$3.0 billion in 2024 to NT$3.7 billion (US$0.1 billion) in 2025, due to operating growth derived from CHPT.

Other Income and Expenses

We recorded net other income of NT$0.1 billion in 2024 and net other expenses of NT$0.1 billion (US$3.6 million) in 2025, respectively. The differences between 2024 and 2025 were due to the recognition of impairment loss on property, plant and equipment in 2025.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 3.6% from NT$46.9 billion in 2024 to NT$48.6 billion (US$1.5 billion) in 2025. Our operating margin slightly increased from 20.4% in 2024 to 20.6% in 2025.

Non-operating Income and Expenses

Our non-operating income increased from NT$0.9 billion in 2024 to NT$1.7 billion (US$54.8 million) in 2025. The increase was due to an increase in gain on disposal of investments accounted for using equity method.

Income before Income Tax

As a result of the foregoing, segment income before tax for our consumer business increased by 5.2% from NT$29.7 billion in 2024 to NT$31.4 billion (US$1.0 billion) in 2025; segment income before tax for our enterprise business decreased by 2.9% from NT$12.9 billion in 2024 to NT$12.5 billion (US$0.4 billion) in 2025; segment income before tax for our international business decreased by 6.9% from NT$2.4 billion in 2024 to NT$2.2 billion (US$0.1 billion) in 2025; and segment income before tax for our other business increased by 50.9% from NT$2.8 billion in 2024 to NT$4.2 billion (US$134.9 million) in 2025.

Income Tax

Our income tax was NT$9.3 billion and NT$9.8 billion (US$0.3 billion) in 2024 and 2025, respectively. Our effective tax rate decreased slightly from 19.5% in 2024 to 19.4% in 2025.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$37.2 billion and NT$38.7 billion (US$1.2 billion) in 2024 and 2025, respectively. Our net margin increased from 16.1% in 2024 to 16.3% in 2025.

The year ended December 31, 2024 compared with the year ended December 31, 2023

Revenues

Our revenues increased to NT$230.0 billion in 2024 as compared to NT$223.2 billion in 2023, mainly due to an increase in revenues generated from consumer business, enterprise business and international business. The details of which are as follows:

Consumer Business

Our consumer business revenues include mobile service revenues, fixed-line service revenues, sales revenues and other revenues. Consumer business revenues accounted for 61.4% and 60.9% of our revenues in 2023 and 2024, respectively. Our consumer business revenues increased by 2.1% from NT$137.1 billion in 2023 to NT$140.0 billion in 2024, mainly due to increases of mobile service revenues attributed to 5G mobile migration, sales revenues, and fixed broadband revenues, partially offset by a decrease of fixed voice revenues.

Mobile services. Our mobile service revenues increased by 3.5% from NT$55.1 billion in 2023 to NT$57.1 billion in 2024 due to an increase of postpaid subscriber numbers, steady 5G migration and roaming service recovery.

Fixed-line services. Our fixed-line service revenues slightly increased by 0.7% from NT$42.6 billion in 2023 to NT$42.9 billion in 2024. This increase was due to the increase of data communication and broadband access revenues driven by the successful upsell propelled by the HiNet Higher-Speed promotion plan, partially offset by the decreased voice revenues.

Sales. Revenues generated from sales increased by 1.1% from NT$36.8 billion in 2023 to NT$37.2 billion in 2024, due to the stabilized smartphones supply and increased terminal sales.

Others. Our other revenues increased by 9.7% from NT$2.6 billion in 2023 to NT$2.8 billion in 2024. This was due to an increase in ICT business revenues.

Enterprise Business

Our enterprise business revenues include mobile service revenues, fixed-line service revenues, ICT revenues and other revenues. Revenues from our enterprise business accounted for 32.7% and 32.8% of our revenues in 2023 and 2024, respectively. Revenues from our enterprise business increased by 3.3% from NT$73.0 billion in 2023 to NT$75.4 billion in 2024 due to the strong growth of ICT business revenue.

Mobile services. Our mobile service revenues increased by 0.4% from NT$9.1 billion in 2023 to NT$9.2 billion in 2024 due to 5G mobile migration.

Fixed-line services. Our fixed-line service revenues slightly decreased by 0.6% from NT$34.0 billion in 2023 to NT$33.8 billion in 2024 due to the decreased voice revenues, partially offset by the increase of data communication and broadband access revenues driven by the speed upgrade.

ICT Business. Revenues from our ICT business increased by 12.5% from NT$24.7 billion in 2023 to NT$27.8 billion in 2024, due to the growth of projects and recurring revenues for IDC, cloud, cybersecurity, 5G+AIoT and big data related services.

Others. Our other revenues decreased by 11.2% from NT$5.2 billion in 2023 to NT$4.6 billion in 2024. This decrease was due to a decrease in the satellite government subsidies.

International Business

Revenues from international business accounted for 4.1% and 4.3% of our revenues in 2023 and 2024, respectively. Revenues from our international business increased by 7.9% from NT$9.2 billion in 2023 to NT$9.9 billion in 2024, due to the rising demand for leased circuit, IDC, cloud, and integrated ICT solutions.

Fixed-line Services. Revenues from our fixed-line services decreased by 5.6% from NT$5.4 billion in 2023 to NT$5.1 billion in 2024, due to the strategic withdraw of international voice services.

ICT Business. Revenues from our ICT business increased by 41.4% from NT$2.8 billion in 2023 to NT$4.0 billion in 2024, due to the rising demand for IDC, cloud, and integrated ICT solutions from global clients.

Others. Our other revenues decreased by 14.8% from NT$1.0 billion in 2023 to NT$0.8 billion in 2024, due to a decrease from government subsidies for satellites construction.

Others

Other revenues accounted for 1.8% and 2.0% of our revenues in 2023 and 2024, respectively. Our other revenues increased from NT$3.9 billion in 2023 to NT$4.7 billion in 2024. The increase was due to higher revenues derived from CHPT.

Operating Costs and Expenses

Our operating costs and expenses include depreciation and amortization expenses, personnel expenses, cost of goods sold, interconnection and service costs, marketing expenses, costs of materials and maintenance, as well as spectrum usage fees.

Operating costs and expenses increased by 4.0% from NT$176.2 billion in 2023 to NT$183.2 billion in 2024. This increase was due to increases in personnel expenses, ICT project costs, and utilities expenses. Personnel expenses increased due to adjustments of employee benefit policies, leading to higher salaries, bonuses, and welfare costs. ICT project costs were mainly driven by the growth of ICT business. The increase in utilities expenses was primarily due to the adjustment in electricity prices.

Operating Costs and Expenses by Business Segment

Consumer Business

Our consumer business costs and expenses increased by 2.1% from NT$110.3 billion in 2023 to NT$112.7 billion in 2024, primarily due to (i) adjustments in employee benefit policies, and (ii) increases in maintenance costs, mainly driven by the growth of our core business.

Enterprise Business

Our enterprise business operating costs and expenses increased by 6.6% from NT$59.7 billion in 2023 to NT$63.6 billion in 2024. This increase was due to an increase in ICT project costs, primarily driven by the robust growth of our ICT business.

International Business

Our international business operating costs and expenses increased by 7.3% from NT$8.4 billion in 2023 to NT$9.0 billion in 2024, due to the increase in ICT-related costs, which is in turn driven by the growth of our public cloud and ICT business.

Others

The costs and expenses from our other business increased by 5.9% from NT$2.8 billion in 2023 to NT$3.0 billion in 2024, due to operating growth derived from CHPT.

Other Income and Expenses

We recorded net other expenses of NT$0.6 billion in 2023 and net other income of NT$0.1 billion in 2024, respectively. The differences between 2023 and 2024 were due to the impairment loss on investment properties and property, plant and equipment in 2023.

Income from Operations and Operating Margin

As a result of the foregoing, our income from operations increased by 1.1% from NT$46.4 billion in 2023 to NT$46.9 billion in 2024. Our operating margin slightly decreased from 20.8% in 2023 to 20.4% in 2024.

Non-operating Income and Expenses

Our non-operating income increased from NT$0.6 billion in 2023 to NT$0.9 billion in 2024. The increase was due to an increase in interest income, driven by the increase in acquisition of time deposits and negotiable certificates of deposit.

Income before Income Tax

As a result of the foregoing, segment income before tax for our consumer business increased by 3.0% from NT$28.9 billion in 2023 to NT$29.7 billion in 2024; segment income before tax for our enterprise business decreased by 10.3% from NT$14.4 billion in 2023 to NT$12.9 billion in 2024; segment income before tax for our international business increased by 11.3% from NT$2.1 billion in 2023 to NT$2.4 billion in 2024; and segment income before tax for our other business increased by 75.7% from NT$1.6 billion in 2023 to NT$2.8 billion in 2024.

Income Tax

Our income tax was NT$8.9 billion and NT$9.3 billion in 2023 and 2024, respectively. Our effective tax rate increased slightly from 19.0% in 2023 to 19.5% in 2024.

Net Income

As a result of the foregoing, our net income attributable to stockholders of the parent was NT$37.0 billion and NT$37.2 billion in 2023 and 2024, respectively. Our net margin decreased from 16.6% in 2023 to 16.1% in 2024.

B. Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$	US$
		(in billions)
Net cash provided by operating activities	74.6	79.2	77.5	2.5
Net cash used in investing activities	(50.2)	(35.3)	(28.3)	(0.9)
Net cash used in financing activities	(40.7)	(41.5)	(48.5)	(1.6)
Effect of exchange rate changes	0.0	0.0	0.0	0.0
Net increase (decrease) in cash and cash equivalents	(16.4)	2.4	0.7	0.0
Cash and cash equivalents at end of year	33.8	36.2	36.9	1.2

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

In 2025, we generated NT$77.5 billion (US$2.5 billion) in net cash from operating activities as compared to NT$79.2 billion in 2024. The decrease was primarily due to a decrease in trade notes and accounts payable and an increase in inventories.

In 2024, we generated NT$79.2 billion in net cash from operating activities as compared to NT$74.6 billion in 2023. The increase was primarily due to an increase in income before income tax arising from our operating performance, an increase in contract liabilities from advance receipts of project business, and an increase in trade notes and accounts payable.

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

In 2025, our net cash used in investing activities was NT$28.3 billion (US$0.9 billion), a decrease from NT$35.3 billion in 2024. The decrease was primarily due to an increase in proceeds from time deposits and negotiable certificates of deposit with maturities of more than three months partially offset by an increase in financial assets at FVOCI.

In 2024, our net cash used in investing activities was NT$35.3 billion, a decrease from NT$50.2 billion in 2023. The decrease was primarily due to an increase in proceeds from time deposits and negotiable certificates of deposit with maturities of more than three months.

In 2023, our net cash used in investing activities was NT$50.2 billion, an increase from NT$30.8 billion in 2022. The increase was primarily due to an increase in acquisition and disposal of time deposits and negotiable certificates of deposit with maturities of more than three months.

In 2025, our net cash used in financing activities totaled NT$48.5 billion (US$1.6 billion), which mainly reflected NT$38.8 billion in dividends being paid.

In 2024, our net cash used in financing activities totaled NT$41.5 billion, which mainly reflected NT$36.9 billion in dividends being paid.

In 2023, our net cash used in financing activities totaled NT$40.7 billion, which mainly reflected NT$36.5 billion in dividends being paid.

Capital Resources

We have historically financed our capital expenditure requirements through operating cash flows and corporate bonds. In future years, the expansion and upgrade of our infrastructures, such as 5G mobile broadband, FTTx, international submarine cables, multi-orbit network, and IDC, introducing AI/automation technology to BSS/OSS, developing innovative solutions, and implementing ESG will be the focus of our capital expenditures. In the meantime, we also expect to make dividend payments on an ongoing basis. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.” Furthermore, we may require working capital from time to time to finance purchases of materials for our maintenance and other overhead expenses. Over the next twelve months, we expect to implement our strategies about capital expenditures, dividend payments, debt repayments and other commitments by primarily relying on cash generated from operations, corporate bonds and loans from commercial banks.

As of December 31, 2025, our primary source of liquidity was NT$36.9 billion (US$1.2 billion) in cash and cash equivalents. In addition, the unused line of credit for unsecured bank loans and secured bank loans amounted to NT$27.0 billion (US$0.9 billion) and NT$15.0 million (US$0.5 million), respectively, as of December 31, 2025.

As of December 31, 2025, we had bonds payable in the amount of NT$25.2 billion (US$0.8 billion) at interest rates ranging from 0.42% to 1.73%.

As of December 31, 2025, our subsidiary, Senao International Co., Ltd. had short-term unsecured loans of NT$0.3 billion (US$10.8 million) at interest rates ranging from 2.05% to 2.08%.

As of December 31, 2025, our subsidiary, Light Era Development Co., Ltd. had long-term secured loans of NT$1.6 billion (US$51.0 million) at interest rates of 2.10%.

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

Capital Expenditures

Our capital expenditures in 2023, 2024 and 2025 were mainly to support operations. We have financed our capital expenditures using cash flows operations and corporate bonds. The following table sets forth a summary of our capital expenditures for the periods indicated.

	Year Ended December 31
	2023		2024		2025
	(in billions of NT$, except percentages)
Capital Expenditures:
Mobile communications business	11.1	36%	9.7	34%	8.2	30%
Others	19.6	64%	19.1	64%	19.5	70%
Total capital expenditures	30.7	100%	28.8	100%	27.7	100%

The following table sets forth a summary of our planned capital expenditures for the year ending December 31, 2026.

	Year Ending December 31, 2026
	(in billions of NT$, except percentages)
Capital Expenditures:
Mobile communications business	7.7	24%
Others	24.2	76%
Total capital expenditures	31.9	100%

We expect our total capital expenditures to be approximately NT$31.9 billion in 2026. Our capital expenditures for 2026 are planned to be allocated to new construction of domestic and international submarine cable, the deployment of multi-orbit satellite networks, the expansion of cloud AI internet data center, the investments in maintaining a competitive edge of mobile and fix broadband business, the enhancement regarding the resilience of power and air conditioning equipment, as well as information security and cybersecurity infrastructure. We expect to finance these capital expenditures with our cash flows from operations.

Contractual Obligations

Set forth below are our total contractual obligations as of December 31, 2025.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in billions of NT$)
Contractual Obligations(1)
Short-term loans	0.3	0.3	—	—	—
Long-term loans	1.6	—	1.6	—	—
Bonds payable	25.8	2.2	15.3	7.3	1.0
Lease liabilities(2)	11.2	3.9	5.4	1.7	0.2
Total	38.9	6.4	22.3	9.0	1.2

(1)
Unfunded defined benefit obligation is not included as the schedule of payments is difficult to determine. We made pension contributions of approximately NT$1.1 billion (US$35.6 million) in 2025 and expected to make pension contributions of approximately NT$1.1 billion (US$34.9 million) in 2026. See Note 29 to our consolidated financial statements for additional details regarding our pension plan.
(2)
Operating lease obligations are described in Note 38 to our consolidated financial statements included elsewhere in the annual report.

As of December 31, 2025, we had remaining commitments under non-cancelable contracts with various parties, including the acquisition of property, plant and equipment of NT$21.7 billion (US$0.7 billion) and acquisition of telecommunications-related inventory of NT$8.0 billion (US$0.3 billion).

We committed that when our ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, we will provide financial support to assist NCB to maintain in healthy financial condition.

We entered into long term energy purchase contracts with the suppliers, under which the contract terms specify the performance periods, quantities and prices that we are required to fulfill.

Inflation

We do not believe that inflation in Taiwan has had a material impact on our results of operations in 2023, 2024 and 2025.

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

Other recent accounting pronouncements under IFRSs

For a summary of new standards, amendments and interpretations issued under IFRSs but not effective for 2025 and which have not been adopted early by us, see Note 5 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

Our research and development priorities for 2025 included innovative Information and Communication Technology (ICT) services, advanced cloud-network integration technologies, and energy-saving technologies. Key research and development achievements and projects are described as follows:

1.
Innovative Information and Communication Technology (ICT) services
•
AIoT: AI-optimized intersection traffic signal adaptive control using connected-vehicle data and edge computing, AI-powered traffic incident decision support based on video analytics and deep learning, technology-enabled traffic and environmental enforcement using multi-sensor monitoring and image recognition, smart inspection using unmanned vehicles with high-resolution imaging and automated route planning, and smart port and harbor leveraging IoT sensing and digital twin technologies, etc.
•
Smart life: metaverse platform, metaverse virtual exhibitions, live holographic performance, product recommendation chatbot, AI-powered SMS fraud prevention, monitoring system for home-based hospitalization, etc.
•
Artificial intelligence: speech recognition and generation, text analysis and generation, customer service chatbots, AI Platform-as-a-Service (AI PaaS), human activity recognition, facial recognition access control, domain-specific large language models, multimodal-content generation, etc.
•
Cybersecurity: Post-Quantum Cryptography (PQC) certificates, AI fraud prevention, Fast Identity Online (FIDO), mobile authentication, blockchain and smart contracts, zero trust security, cybersecurity for vehicle-to-everything (V2X), etc.
2.
Advanced cloud-network integration technologies
•
Network communication: open all-photonic network (Open APN), Wi-Fi 7 wireless network, 5G/5G-Advanced SA network, 5G edge computing, 5G private network, 5G Network Open API, multi-orbit satellite network, network functions virtualization/cloudification, ultra-high-speed access network, etc.
•
Network operation, maintenance and management: autonomous network management, network digital twin, mobile customer experience analysis, mobile base station energy saving, telco cloud management, smart home network management, etc.
•
Cloud computing: multi-cloud management platform, Data-Centric Infrastructure (DCI) architecture, Remote Direct Memory Access (RDMA) accelerator, cloud Data Processing Unit (DPU) computing technology, edge computing platform, Model Context Protocol (MCP), etc.
3.
Energy-saving technologies
•
energy-saving solutions for data centers and networks, immersion rack performance verification technology, low-carbon power supply dispatch technology, etc.

In 2025, we applied for a total of 161 patents and obtained 148 patents. We also received 25 major awards in Taiwan and internationally.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Articles of Incorporation provide for a board of directors consisting of seven to fifteen directors bestowed with a three-year tenure. The following table sets forth the name, age and position of each of our directors and such person’s position as of February 28, 2026. There is no family relationship among any of these persons. These directors have terms until May 28, 2028. Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. All of our non-independent directors are representatives of the MOTC.

Name	Age	Position
Chih-Cheng Chien	66	Chairman, Chief Executive Officer and Director
Rong-Shy Lin	61	President and Director
Sheng-Yuan Wu	65	Director
Ching-Hwi Lee	62	Director
Chi-Hwa Chern	58	Director
Li-Feng Chien	63	Director
I-Jen Su	60	Director
Shiow-Long Horng	60	Director
Su-Ming Lin	70	Independent Director
Yi-Chin Tu	50	Independent Director
Ikujin Ko	58	Independent Director
Jer-Liang Yeh	56	Independent Director
Ching-Feng Hsueh	58	Independent Director

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

Rong-Shy Lin is the President and director of our company. Before assuming the role of President in September 2024, Dr. Lin was our Senior Executive Vice President, Chief Business Officer, or CBO, and Chief Information Security Officer, or CISO, from January 2024 to September 2024 and our Senior Executive Vice President, Chief Technology Officer, or CTO, and President of Chunghwa Telecommunication Laboratories from June 2020 to December 2023. He served as the Chairman of SENAO International Co., Ltd. from June 2022 to May 2023 and from August 2023 to October 2024. He also served as a director of CHT Security Co., Ltd. from June 2022 to October 2024. Prior to that, Dr. Lin was the President of our Data Communications Business Group from November 2018 to June 2020 and was the President of Telecommunication Laboratories from November 2017 to December 2023. Dr. Lin specializes in network architecture evolution, operations and maintenance systems, integrated network management, ICT system development and applications, process streamlining, telecom operations management, cloud technology, cybersecurity, and project management, and he holds a Ph.D. degree in Computer Science from National Chiao Tung University.

Sheng-Yuan Wu is a director of our company. Mr. Wu is currently the Political Deputy Minister of the MOTC. Prior to that, Mr. Wu had been the Director-General of the Railway Bureau of the MOTC from August 2021 to September 2023. Mr. Wu specializes in ESG, risk management, internal control, transportation planning and performance management, as well as railway, civil and hydraulic engineering, and he holds a master’s degree in Hydraulic and Ocean Engineering from National Cheng Kung University.

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

Chi-Hwa Chern is a director of our company. Dr. Chern is currently the Director of the Department of Industrial Development and International Affairs for Transportation of the MOTC. Prior to that, Dr. Chern had been the Chief Secretary of the Institute of Transportation of the MOTC from September 2023 to February 2025. Dr. Chern specializes in organizational management, internal control, auditing, and risk management, and the promotion of ESG strategy and sustainable development, and he holds a Ph.D. degree in Transportation Management from National Chiao Tung University.

Li-Feng Chien is a director of our company. Dr. Chien is currently the independent director of Appier Group Inc., Japan, Airoha Technology Corp., Uni-President Enterprises Corp., and ASUSTeK Computer Inc. Prior to that, Dr. Chien had been the Managing Director of Google Taiwan from March 2006 to January 2010 and professor in the Department of Information Management at National Taiwan University from March 2006 to January 2020. Dr. Chien specializes in software and artificial intelligence technology, Chinese search technology and internet services, and he holds a Ph.D. degree in Computer Science and Information Engineering from National Taiwan University.

I-Jen Su is a director of our company. Dr. Su is currently a Professor in the Department of Computer Science and Information Engineering at National Penghu University. Prior to that, Dr. Su served as a Professor and the Dean of the College of Informatics at Shu-Te University from February 2018 to July 2023. Earlier in his career, Dr. Su conducted research at the Information Technologies Lab of Chunghwa Telecommunication Laboratories from July 1993 to October 1996, where he developed deep expertise in telecommunications regulation and management in the telecommunications industry. Beyond his academic and technical background, Dr. Su has served for nine years as an independent director of UserJoy Technology Co., Ltd., a publicly listed company, from June 2013 to June

2022, and resumed his service in June 2025. In addition, Dr. Su specializes in AI, big data analytics, internal audit, and ESG, with expertise in information security. He holds a Ph.D. in Electrical Engineering from National Cheng Kung University and possesses professional cybersecurity certifications, along with hands-on experience in conducting information security and personal data protection audits.

Shiow-Long Horng is a director of our company. Mr. Horng is currently an Engineer at the Business New Taipei Operational Center, Mobile Network Northern Branch, Network Technology Group, and the Vice President of CHT Workers' Union of Chunghwa Telecom. Prior to that, Mr. Horng had been the President of the CHT Workers’ Union from March 2017 to March 2025. Mr. Horng specializes in mobile network technology and operations, business management, sustainable development (ESG), ICT, fintech, and marketing & commerce, as well as labor standards act compliance, labor-management relations, and collective negotiation, and holds a Bachelor's degree in Maritime and Shipping Technology from National Taiwan Ocean University with a minor in Shipping and Transportation Management.

Su-Ming Lin is an independent director of our company. Dr. Lin is currently an adjunct professor in the Department of Accounting of National Taiwan University. He also serves as the independent director of Taiwan Fertilizer Co., Ltd. since July 2021 and the independent director of AP Biosciences Inc., and Sunny Friend Environmental Technology Co., Ltd. since 2023. Dr. Lin is a Certified Public Accountant of the ROC. and specializes in accounting, finance, tax laws, as well as international taxation. He has participated in Taiwan’s tax reforms and served as the board member and member of the Risk Management Committee and Audit Committee in the airlines and insurance sectors for many years. Dr. Lin holds a Ph.D. degree in Accounting from Arizona State University and possesses expertise in corporate governance, audit and risk management, particularly in internal control, compliance oversight and enterprise risk governance, along with board-level involvement spans financial institutions and public sector entities.

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

Ikujin Ko is an independent director of our company. Mr. Ko currently serves as the Chairman of Creative Sensor Inc. and Teco Image Systems Co., Ltd., and also serves as the independent director of Genetics Generation Advancement Corp. since 2020. From 2011 to 2021, Mr. Ko was the Chairman at Lien Chang Electronic Enterprise Co., Ltd. Mr. Ko specializes in the sales, manufacturing, and R&D of the development and application of innovative technologies. In addition, Mr. Ko focuses on geopolitical trends and global supply chain dynamics, with a comprehensive view of how such factors influence the global technology industry, offering the Company strategic guidance on risk assessment and mitigation. Mr. Ko holds both a Master of Science and a Bachelor of Science in Electrical Engineering from the School of Engineering and Applied Science at Columbia University, USA, and a Bachelor of Arts in Business and Commerce from the Faculty of Business and Commerce at Keio University, Japan.

Jer-Liang Yeh is an independent director of our company. Dr. Yeh is currently a professor at the Institute of Electronics Engineering, and a joint professor at the Institute of Nanoengineering and Microsystems and the Department of Power Mechanical Engineering, National Tsing Hua University. He has served as an independent director of TATUNG COMPANY since December 2025. Dr. Yeh served as the Deputy Minister of the Public Construction Commission, Executive Yuan from February 2023 to May 2024. Prior to that, he held the positions of Executive Secretary and Deputy Executive Secretary at the Board of Science and Technology, Executive Yuan (the Cabinet), from July 2016 to February 2023. In his capacity, he brings board‑level expertise in telecommunications industry oversight, enterprise risk management, and cybersecurity governance, informed by senior executive roles in both the private sector and Taiwan’s Executive Yuan. Dr. Yeh specializes in the research and development of Optical Cross-Connect (OXC) technologies, as well as the planning and promotion of national science and technology policies, including the B5G Mobile Communications Development Strategy and digital transformation initiatives for SMEs in the cloud era (including Tcloud Marketplace). His expertise also encompasses budget allocation, government procurement, and information and cybersecurity policy, and he holds a Ph.D. in Electrical Engineering from Cornell University, USA.

Ching-Feng Hsueh is an independent director of our company. Mr. Hsueh is currently a practicing attorney at Island Taiwan Law Offices and has over 30 years of legal experience. He also serves as an arbitrator with the Chinese Arbitration Association, Taipei, and as a committee member of the Petition Review Committee under the Public Construction Commission, Executive Yuan. In addition, he concurrently serves as a member of several other government and professional advisory councils. Mr. Hsueh previously served as President of the Taipei Bar Association until November 2018. He specializes in corporate law, intellectual property law, labor law, real estate and construction law, and banking law. His practice also encompasses commercial dispute resolution, arbitration, and contract-related matters, and he holds a degree of L.L.B. from National Taiwan University.

The following persons served as director on our board during 2025 but ceased to serve thereafter due to term expiration or replacement.

Shin-Yi Chang was a director of our company. Mr. Chang was the director of the Accounting Department of the MOTC. Prior to that, Mr. Chang had been a lecturer on risk and crisis management at the National Academy of Civil Service of the Examination Yuan from August 2014 to November 2019 and the Executive Secretary of the Internal Control Project Promotion Team of the Ministry of Economic Affairs from February 2011 to January 2017. Mr. Chang specializes in accounting as well as risk and crisis management, and he holds a master’s degree in Business Administration from National Taiwan University.

Sin-Horng Chen was a director of our company. Dr. Chen was a lifetime chair professor in the Institute of Electrical and Computer Engineering, National Yang Ming Chiao Tung University. Prior to that, Dr. Chen had been the acting President and Vice President of National Chiao Tung University from August 2019 to January 2021 and from February 2015 to July 2019, respectively. Dr. Chen also serves as an independent director of Chinesegamer International Corporation since July 2021. Dr. Chen specializes in advanced technology development and application system development in the areas of information and communication technology, as well as speech signal processing. He holds a Ph.D. degree in Electrical Engineering from Texas Tech University.

Shih-Hung Tseng was the labor director of our company. Mr. Tseng was the Vice President of the Enterprise Union at Chunghwa Telecom’s Tainan Branch and he also served as an engineer of the Tainan Branch. Mr. Tseng has worked for the Company since June 1979. Mr. Tseng specializes in ICT, and he received an associate degree in Electronic Engineering from Kun Shan Institute of Technology.

Chia-Chung Chen was an independent director of our company. Mr. Chen was an independent director of MOSPEC Semiconductor Corp. He also served as an independent director of Dimerco Data System Corporation since June 2020 and a director of SysJust Co., Ltd. since 2023. Prior to that, Mr. Chen served as the chief executive officer in E.SUN Bank (China) Co., Ltd. from March 2015 to April 2019 and as the Chairman in E.SUN Securities Co., Ltd. from June 2009 to January 2012. During his capacity working as the Deputy President of E. Sun Securities, Mr. Chen was responsible for overseeing corporate risk management. Mr. Chen is also our risk management expert with almost 30 years of experience in the banking and financial industry. Mr. Chen specializes in digital finance, strategic planning, operational management, risk management and corporate governance, and he holds a master’s degree in Agricultural Economics from National Taiwan University.

Yu-Fen Lin was an independent director of our company. Ms. Lin was the co-founder and managing partner of Lex & Honor Law offices. She was a transactional attorney with a board practice in business planning, corporate compliance and finance transactions. Ms. Lin also served as an independent director of Bank SinoPac Co., Ltd. since August 2017, China Airlines Ltd. since May 2024 and Chief Telecom Co. since August 2024, and a supervisor of Infinity Communication Tech. Inc. since 2023. Ms. Lin specializes in particular legal areas, including international investment, corporate investment, financial, banking and electronic payment, risk management, as well as public law, and she holds a double degree of L.L.B. and B.A. from National Taiwan University.

Chung-Chin Lu was an independent director of our company. Dr. Lu has been a professor in the Department of Electrical Engineering, National Tsing Hua University since August 2000. Dr. Lu was a director of National Science and Technology Center for Disaster Reduction since July 2020. Dr. Lu has been teaching and researching in the areas of communication systems, networks, and information theory for more than 35 years and specializes in digital communications, error-correcting codes, systems bioinformatics, quantum computation, as well as machine learning. Dr. Lu holds a Ph.D. degree in Electrical Engineering from the University of Southern California.

The following table sets forth the name, age and position of each of our executive officers and such person’s position as of February 28, 2026. There is no family relationship among any of these persons.

Name	Age	Position
Wen-Hsin Hsu	49	Senior Executive Vice President and Chief Financial Officer
Chih-Hsiung Huang	64	Senior Executive Vice President
Yuan-Kai Chen	58	Senior Executive Vice President
Wen-Chiyh Lin	59	Senior Executive Vice President
Hsueh-Hai Hu	64	President of Consumer Business Group
Pen-Yuang Chang	64	President of Enterprise Business Group
Chin-Chou Chen	62	President of International Business Group
Hey-Chyi Young	60	President of Information Technology Group
Tian-Tsair Su	63	President of Telecommunication Laboratories and President of Telecommunication Training Institute
Chung-Yung Chia	62	President of Network Technology Group

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

Yuan-Kai Chen has been our Senior Executive Vice President since February 2026. He is the Vice President of our Investment Department since November 2020. He is also a director of International Integrated System, Inc. since 2020, and also a director of Next Commercial Bank Co., Ltd. since 2021. Mr. Chen holds a Ph.D. degree in Computer Science from National Chiao Tung University.

Wen-Chiyh Lin has been our Senior Executive Vice President since November 2024. He was the Vice President of our Business Management Department since December 2020. He is also a director of SENAO International Co., Ltd. since 2023. He served as the Vice President of our Northern Taiwan Business Group from January 2019 to December 2020. Prior to that, he served as the Vice President of our Marketing Department from March 2018 to January 2019. Mr. Lin holds a master’s degree in Automatic Control Engineering from Feng Chia University.

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

Tian-Tsair Su has been the President of our Telecommunication Laboratories since July 2023, and the President of our Telecommunication Training Institute since December 2025. Mr. Su is also a director of Senao Networks Inc. since 2022. He served as the President of Consumer Business Group from January 2022 to July 2023. Mr. Su was the Chairman of Honghwa International Co., Ltd. from August 2019 to January 2022. Prior to that, Mr. Su served as the Senior Executive Vice President of our Administration Department from November 2017 to August 2019. Mr. Su holds a master’s degree in Electrical Engineering from National Cheng Kung University.

Chung-Yung Chia has been the President of our Network Technology Group since November 2024. He is also a director of SENAO International Co., Ltd. since 2025, and a director of Senao Networks Inc. since 2024. He served as the Vice President of our Network Technology Group from January 2022 to November 2024. Prior to that, Dr. Chia served as the Vice President of our Mobile Business Group from July 2021 to January 2022 and the Assistant Vice President from August 2019 to July 2021. Dr. Chia holds a Ph.D. degree in Institute of Computer Science and Engineering from National Chiao Tung University.

The following person served as our executive officer in 2025 before the conclusion of secondment or retirement.

Wei-Kuo Hong has been the Chairman of Chunghwa Precision Test Tech. Co., Ltd. He was our Senior Executive Vice President since November 2024, and the President of Telecommunication Training Institute since November 2018 to December 2025. He served as the Senior Executive Vice President from June 2020 to July 2023. Prior to that, Dr. Hong served as the Vice President of our Telecommunication Training Institute from May 2017 to November 2018 and the Assistant Vice President of our Investment Department from May 2012 to May 2017. Dr. Hong holds a Ph.D. degree in Industrial Administration from National Tsing Hua University.

B. Compensation

The board of directors has set up a compensation committee to be responsible for drafting, approving and periodically reviewing the compensation proposals for the directors and managers. See “C. Board Practices” for a discussion of our compensation committee.

•
the chairman of our board of directors may receive a fixed monthly income of NT$394,280 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The chairman will not receive any additional compensation for his role as a director;
•
our president may receive a fixed monthly income of NT$385,520 and a non-fixed income, including but not limited to performance-related bonuses or other rewards, which may not exceed his fixed income. The president will not receive any additional compensation for his role as a director;
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

Our Chairman and Chief Executive Officer, Dr. Chih-Cheng Chien, and our President, Dr. Rong-Shy Lin, and our labor director Shiow-Long Horng, to our board of directors, respectively, do not receive monthly compensation for acting as our directors because they receive salaries as employees.

The aggregate amount of compensation to our directors and executive officers in 2023, 2024 and 2025 was NT$155,144,230, NT$163,757,680 and NT$132,045,136 (US$4,209,280.7), respectively. The aggregate amount of compensation in 2025 includes a NT$72,140,792 (US$2,299,674.6) salary payment for directors and executive officers, a NT$10,491,280 (US$334,436.7) pension payment for executive officers, a NT$42,133,064 (US$1,343,100.5) bonus accrued for directors and a NT$7,280,000 (US$232,068.9) bonus accrued for executive officers. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions” for a discussion of the distribution of bonuses and earnings.

All of our non-independent directors are legal representatives of the MOTC. The bonus in the amount of NT$40,440,113 (US$1,289,133.3) was paid directly to the MOTC in 2025 because such earnings distributions are not the individual income of these directors. Independent directors will not receive any earnings distributions.

Compensation Paid to Directors

Pursuant to ROC disclosure rules, we have disclosed the compensation of our directors for the fiscal year ended December 31, 2025 as follows, excluding bonus accrued for legal entity the MOTC:

Directors	Total Compensation (in millions)
	NT$	US$
Chih-Cheng Chien(1)	9.2	0.3
Chi-Hwa Chern(2)	0.0	0.0
Rong-Shy Lin(3)	9.0	0.3
I-Jen Su(4)	0.2	0.0
Shin-Yi Chang(5)	0.1	0.0
Sin-Horng Chen(6)	0.2	0.0
Sheng-Yuan Wu	0.1	0.0
Shiow-Long Horng(7)	1.0-2.0	0.0-0.1
Ching-Hwi Lee(8)	0.1	0.0
Li-Feng Chien	0.4	0.0
Ikujin Ko(9)	0.5	0.0
Shih-Hung Tseng(10)	0.5	0.0
Yu-Fen Lin(11)	0.4	0.0
Chung-Chin Lu (12)	0.4	0.0
Yi-Chin Tu	0.9	0.0
Chia-Chung Chen(13)	0.5	0.0
Su-Ming Lin	1.0	0.0
Ching-Feng Hsueh(14)	0.6	0.0
Jer-Liang Yeh(15)	0.6	0.0

(1)
As salary for serving as our Chief Executive Officer.
(2)
Mr. Chern succeeded on August 8, 2025.
(3)
As salary for serving as our President.
(4)
Mr. Su was elected on May 29, 2025.
(5)
Mr. Chang was no longer serving with us after July 16, 2025, and his salary included salary for serving as our director before that date.
(6)
Dr. Chen was no longer serving with us after May 29, 2025, and his salary included salary for serving as our director before that date.
(7)
Mr. Horng succeeded on March 11, 2025.
(8)
Ms. Lee succeeded on June 5, 2025.
(9)
Mr. Ko was elected on May 29, 2025.
(10)
Mr. Tseng was no longer serving with us after March 11, 2025, and his salary included serving as our director before that date.
(11)
Ms. Lin was no longer serving with us after May 29, 2025, and her salary included serving as our director before that date.
(12)
Dr. Lu was no longer serving with us after May 29, 2025, and Dr. Lu's salary included serving as our director before that date.
(13)
Mr. Chen was no longer serving with us after May 29, 2025, and his salary included serving as our director before that date.
(14)
Mr. Hsueh was elected on May 29, 2025.
(15)
Dr. Yeh was elected on May 29, 2025.

Compensation Paid to Senior Management

Pursuant to ROC disclosure rules, we have disclosed the compensation range of our senior management for the fiscal year ended December 31, 2025 as follows, excluding bonus accrued for legal entity the MOTC:

Total Compensation	Senior Management
Below NT$1,000,000	None
NT$1,000,000 (inclusive) to NT$2,000,000 (exclusive)	None
NT$2,000,000 (inclusive) to NT$3,500,000 (exclusive)	None
NT$3,500,000 (inclusive) to NT$4,999,999 (exclusive)	Wen-Hsin Hsu
NT$5,000,000 (inclusive) to NT$9,999,999 (exclusive)	Rong-Shy Lin, Wen-Chiyh Lin, Chih-Hsiung Huang, Hsueh-Hai Hu, Pen-Yuang Chang, Chin-Chou Chen, Chung-Yung Chia, Hey-Chyi Young, Tian-Tsair Su
NT$10,000,000 (inclusive) to NT$14,999,999 (exclusive)	None
NT$15,000,000 (inclusive) to NT$30,000,000 (exclusive)	Wei-Kuo Hong
NT$30,000,000 (inclusive) to NT$50,000,000 (exclusive)	None
NT$50,000,000 (inclusive) to NT$100,000,000 (exclusive)	None
Above NT$100,000,000	None
Total	11 people

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

We accrued NT$5,154,611 (US$164,317) pension expense for executive officers mentioned above in 2025. See “Item 5. Operating and Financial Review and Prospects—Overview—Personnel expenses” and Note 29 to our consolidated financial statements included elsewhere in this annual report for descriptions about our pension plans. We do not have any service contracts with any directors providing for any benefits upon termination of employment.

C. Board Practices

We currently have 13 directors, including five independent directors. With the exceptions of Director Ching-Hwi Lee and Director Chi-Hwa Chern, who assumed the directorship on June 5 and August 8, 2025, respectively, all other directors were elected on May 29, 2025. The term of all our directors is until May 28, 2028. Pursuant to the ROC Company Act, the directors may be removed from office at any time by a resolution adopted at a stockholders’ meeting. The chairman of our board of directors is elected by our directors. Our chairman presides at all meetings of our board of directors and also has the authority to act as our representative. We have not entered into any contract with any of our directors by which our directors are expected to receive benefits upon termination of their employment.

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

Our audit committee was established in September 2004 in accordance with the rules set forth in the NYSE Listed Company Manual, and was comprised of three independent directors. See “Item 16G. Corporate Governance—Audit Committee.” Starting from the date of the annual general meeting in June 2013, we have established a new audit committee that replaces our supervisors and our old audit committee in accordance with Paragraph 1, Article 14-4 of the ROC Securities and Exchange Act and our Articles of Incorporation, and as a result, we simultaneously comply with the relevant rules of the NYSE Listed Company Manual and the relevant rules and regulations in the ROC. Accordingly, our audit committee is currently composed of all independent directors, namely Su-Ming Lin, Yi-Chin Tu, IKujin Ko, Ching-Feng Hsueh and Jer-Liang Yeh to be the members of the audit committee.

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

Our audit committee approves and handles following items: (i) adoption or amendment of internal control system in accordance to Article 14-1 of the Securities and Exchange Act; (ii) assessment of the effectiveness of the internal control system; (iii) adoption or amendment of procedures for handling financial or business activities of a material nature, such as acquisition or disposal of assets, derivatives trading, loaning of funds to others, and endorsements or guarantees of others, pursuant to Article 36-1 of the Securities and Exchange Act; (iv) conflicts of interest on behalf of the directors; (v) material asset or derivatives transactions; (vi) material monetary loans, endorsements, or provisions of guarantee; (vii) the offering, issuance, or private placement of any equity-type securities; (viii) the hiring or dismissal of a CPA, or the compensation given thereto; (ix) the appointment or discharge of a financial, accounting, or internal auditing supervisor; (x) annual financial reports; (xi) the matters regulated by the Business Mergers and Acquisitions Act; (xii) the first to the third quarter financial reports; (xiii) communications and discussions with CPAs; (xiv) resolutions of potential differences of opinions between Company management and CPAs; (xv) discussing and reporting other financial information and required disclosures under the U.S. Securities Exchange Act between Company management and CPAs; (xvi) approving the CPA firm's annual audit and non-audit services; and (xvii) any other material matter so required by the Company or relevant authorities. Our board of directors has concluded that Su-Ming Lin is our audit committee financial expert.

Additionally, we have the sustainable development and strategy committee (renamed from the corporate strategy committee on August 9, 2023). Our sustainable development and strategy committee may comprise five to nine directors. Currently, there are nine directors on the committee. It is responsible for reviewing and advising on our: (i) mid- to long-term goals and strategies (including sustainable development); (ii) sustainable development policies and management approach establishment; (iii) review of the sustainability report; (iv) major investments and mergers and acquisitions; (v) a major reorganization of our company; (vi) application or return of business license; (vii) annual operating plan and budget compilation and revision; (viii) capital increase or decrease; and (ix)

other major strategic issues that may affect our development. Conclusions made by the sustainable development and strategy committee are considered at a subsequent board of directors meeting.

Article 14-6 of the ROC Securities and Exchange Act requires all listed companies to establish a compensation committee for directors, supervisors, and managers’ compensation, which includes salary, stock options and other rewards, as well as authorizes the FSC to enact a regulation on the authorities of the compensation committee and the qualifications of its members. Accordingly, our compensation committee is composed of three independent directors (Su-Ming Lin, Ching-Feng Hsueh, and Jer-Liang Yeh) and is responsible for (i) stipulating and periodically reviewing the performance of the directors and managers, as well as the policy, system, standard, and structure of salary and compensation; and (ii) periodically reviewing and stipulating the salary and compensation of the directors and managers. The proposals of the compensation committee should be presented to the board of directors for discussion. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Directors and Audit Committee.”

On August 9, 2023, our board of directors approved the establishment of the risk management committee to strengthen the functions of the board and the risk management mechanism. The committee is composed of three to seven directors. Currently, there are five directors on the committee, with more than half of the members being independent directors of the company. The responsibilities of the committee are as follows: (i) to review risk management policies, procedures and framework, and periodically review their applicability and effectiveness; (ii) to approve risk appetite (risk tolerance) and guide the resource allocation; (iii) to ensure that the risk management mechanism can adequately address the risks faced by the company and integrate them into routine operational processes; (iv) to approve the prioritization and risk levels for risk control and management; (v) to review the implementation of risk management, propose improvements recommendations, and report to the board of directors regularly (at least once a year); and (vi) to execute the risk management decisions made by the board of directors. Conclusions made by the risk management committee will be considered at a subsequent board of directors meeting. Our risk management committee also engages with governance on information security and cybersecurity issues. See “Item 16K. Cybersecurity.”

On November 7, 2025, our board of directors approved the establishment of the nomination committee to enhance the functioning of the board, strengthen governance mechanisms, and improve the procedures for the election of directors (including independent directors). The committee shall be composed of at least three directors. The committee currently consists of three directors, the majority of whom are independent directors of the company, and an independent director serves as the convener and chairperson of the committee. The scope of the duties of the committee are as follows: (i) plan the number of board members and establish standards for diversity and independence, including expertise, skills, experience, gender, and other relevant qualifications, and shall identify, review, and nominate director candidates based on such standards; (ii) periodically conduct and review performance evaluations of the Board and functional committees, and disclose the evaluation methods and results; (iii) propose and recommend education programs for directors; (iv) review the proposed amendments to the Code of Corporate Governance for the company and Regulations Governing the Performance Evaluation of the Board of Directors of the company; and (v) any other matters as instructed by the board. All the recommendations made by the nomination committee shall be submit to the board for discussion.

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

D. Employees

As of December 31, 2025, we had 32,606 employees on a consolidated basis. Approximately 99% of our employees were based in the ROC. The following table is a breakdown of our employees from 2023 to 2025 on a consolidated basis.

	2023	2024	2025
Employees
Technical	16,756	16,778	16,963
Operations	13,665	13,695	13,597
Administrative	1,962	1,979	2,046
Total	32,383	32,452	32,606

The following table is a breakdown of our employees of Chunghwa Telecom Co., Ltd. from 2023 to 2025.

	2023	2024	2025
Employees
Technical	11,725	11,873	12,084
Operations	6,963	6,966	7,077
Administrative(1)	1,234	1,257	1,282
Total	19,922	20,096	20,443

(1)
Included directors of Chunghwa Telecom Co., Ltd. in accordance with the ROC requirements.

As of December 31, 2025, approximately 86.0% of our employees of Chunghwa Telecom Co., Ltd. had bachelor, master or doctoral degrees.

As of December 31, 2025, approximately 99.8% of our employees on a non-consolidated basis were members of our principal labor union. Our collective agreement sets forth work rules, grievance procedures and provides for union participation in performance evaluations and promotion decisions. Our union members also occupy a majority of the seats on our employee welfare and pension fund committees. We will continue to maintain a good relationship with our labor unions. We strive to have good communication with our employees and the labor unions by inviting representatives of our labor unions to attend various meetings related to the performance of our employees.

Pursuant to our Articles of Incorporation, our employees are entitled to 2% to 5% of the distributable earnings as employee compensation. Our practice in the past to determine the amount of the compensation has been based on the operating results. In the third quarter of 2025, we distributed compensation to our employees of NT$1.9 billion (US$61.6 million).

E. Share Ownership

As of March 18, 2026, our directors and executive officers personally held an aggregate of 945,804 shares of our common shares, representing around 0.012% of our outstanding common shares. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 18, 2026 by each of our directors and executive officers.

Name	Number	%
Chih-Cheng Chien	87,136	*
Rong-Shy Lin	105,105	*
Sheng-Yuan Wu	—	—
Ching-Hwi Lee	—	—
Chi-Hwa Chern	—	—
Li-Feng Chien	—	—
I-Jen Su	—	—
Shiow-Long Horng	75,136	*
Su-Ming Lin	—	—
Yi-Chin Tu	—	—
Ikujin Ko	—	—
Ching-Feng Hsueh	—	—
Jer-Liang Yeh	—	—
Wen-Hsin Hsu	1,305	*
Chih-Hsiung Huang	63,259	*
Yuan-Kai Chen	67,714	*
Wen-Chiyh Lin	—	—
Hsueh-Hai Hu	88,778	*
Pen-Yuang Chang	62,482	*
Chin-Chou Chen	70,062	*
Hey-Chyi Young	165,546	*
Tian-Tsair Su	98,227	*
Chung-Yung Chia	61,053	*

* Stockholder beneficially owns less than 1.0% of our outstanding common shares.

** The shareholdings of our directors and executive officers presented for periods prior to the current fiscal year aligned with those disclosed in our annual reports for shareholder meetings in Taiwan pursuant to the R.O.C. rules and regulations. Beginning from the current fiscal year, the shareholding disclosures of our directors and executive officers are prepared in accordance with Section 16(a) of the Exchange Act, as required under the Holding Foreign Insiders Accountable Act, which differs from the disclosure basis applied in prior years under applicable R.O.C. regulations.

Employee Stock Subscription Program

Under our Articles of Incorporation, we must reserve up to 10% to 15% of any new shares for subscription by our employees whenever we issue new shares for cash, unless otherwise approved by the central competent authority.

In 2020, our consolidated subsidiary, CHIEF, which has been a public company since November 17, 2015, granted stock options to its employees entitling them to purchase common stock of CHIEF. As of December 31, 2023 and 2024, participants in CHIEF’s stock incentive plan had outstanding stock options to purchase 0.1 million and 7 thousand common shares of CHIEF, respectively. As of December 31, 2025, there were no outstanding stock options.

CHTSC, another consolidated subsidiary of ours and has been a public company since September 8, 2025, granted its employees the right to subscribe to new shares reserved for employees under cash injection in 2025.

In 2019 and 2021, CHTSC granted stock options to its employees to purchase common stock of CHTSC. As of December 31, 2023, 2024 and 2025, participants in CHTSC’s incentive plan had outstanding stock options to purchase 1.6 million, 0.7 million and 2 thousand common shares of CHTSC, respectively.

In 2021, 2022, 2023 and 2025, CLPT, another consolidated subsidiary of ours, granted stock options to its employees entitling them to purchase common stock of CLPT. As of December 31, 2023 and 2024, participants in CLPT’s stock incentive plan had outstanding stock options to purchase 1.6 million and 1.0 million common shares of CLPT, respectively. As of December 31, 2025, there were no outstanding stock options.

IISI, another consolidated subsidiary of ours and has been a public company since November 25, 2025, granted its employees the right to subscribe to new shares reserved for employees under cash injection in 2025.

See Note 35 to our consolidated financial statements, included elsewhere in this annual report, for additional details regarding share-based payment arrangements of CHIEF, CHTSC, CLPT and IISI.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Stockholders

The following table sets forth information known to us with respect to the beneficial ownership of our shares (i) as of February 28, 2026, the most recent practicable date and (ii) as of certain book closure dates in each of the preceding three years, for the stockholders known by us to own at least 5.0% of our outstanding common shares. Beneficial ownership is determined in accordance with the SEC’s rules.

	As of March 31, 2023		As of March 31, 2024		As of March 31, 2025		As of February 28, 2026
Name	number	%	number	%	number	%	number	%
The ROC government(1)(2)	3,320,526,730	42.80	3,321,563,943	42.82	3,147,298,365	40.57	3,161,605,977	40.76
The MOTC	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd(2)	428,647,184	5.53	383,811,184	4.95	358,083,184	4.62	289,255,184	3.73

(1)
Includes shares held through the MOTC and other government-controlled entities.
(2)
Information as of July 3, 2022, July 2, 2023, July 8, 2024 and July 7, 2025, the latest book closure date, which were the most recent practicable dates for us to obtain complete ownership information.

As of February 28, 2026, 28 record holders held 18,323,458 ADSs (each representing ten common shares), which represents approximately 2.4% of our total outstanding common shares. Because many of these ADSs were held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the U.S.

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

On April 1, 2007, Chunghwa entered into an agreement with SENAO making SENAO the exclusive distributor of mobile handsets to Chunghwa’s retail outlets. Under the terms of the agreement, SENAO also provides mobile handset sales services in Chunghwa’s retail outlets, exclusively sells Chunghwa’s SIM cards in SENAO’s own retail stores, and gets commission, subsidies of handset sold and warranties from Chunghwa. For the year ended December 31, 2025, SENAO received NT$8.3 billion (US$0.3 billion) from Chunghwa. Chunghwa also sells mobile handsets to SENAO. For the year ended December 31, 2025, Chunghwa sold mobile handsets to SENAO, which amounted to NT$4.7 billion (US$0.1 billion).

Honghwa contracted with Chunghwa to provide on-site sales services in Chunghwa’s retail stores and on-site equipment installation services to Chunghwa’s customers. Chunghwa paid Honghwa approximately NT$7.7 billion (US$0.2 billion) in 2025 for these services.

Chunghwa acquired network equipment and related supplies from Chunghwa System Integration for approximately NT$1.9 billion (US$0.1 billion) in 2025.

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

For our policy on dividend distributions, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Distributions.” The following table sets forth the dividends declared on each of our common shares and in the aggregate for each of the years from 2021 to 2025. All of these dividends were paid, in the fiscal year following the period with respect to which the dividends relate.

	Dividends Per Common Share(1)	Total Dividends(1)
	NT$	NT$ in billions
Year ended December 31, 2021	4.6080	35.7
Year ended December 31, 2022	4.7020	36.5
Year ended December 31, 2023	4.7580	36.9
Year ended December 31, 2024	5.0000	38.8
Year ended December 31, 2025(2)	5.2000	40.3

(1)
Cash dividend unless otherwise indicated.
(2)
Dividends for 2025, which are calculated based on Taiwan IFRSs, were approved by the board of directors in February 2026 and to be declared at our annual general stockholders’ meeting scheduled on May 29, 2026. Our payout ratio was 104.20% in 2025.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information for Our Common Shares

Our common shares have been listed on the TWSE under the number “2412” since October 27, 2000. There is no public market outside Taiwan for our common shares. The closing price for our common shares on the TWSE on April 1, 2026 was NT$134 per share.

Market Price Information for Our American Depositary Shares

Our ADSs have been listed on the NYSE under the symbol “CHT” since July 17, 2003. The outstanding ADSs are identified by the CUSIP number 17133Q502. The closing price for our ADSs on the NYSE on April 1, 2026 was US$42.39 per ADS. Each of our ADSs represents the right to receive ten shares.

As of April 1, 2026, a total of 18,485,793 ADSs and 7,757,446,545 common shares (including those represented by ADSs) were outstanding. With certain limited exceptions, holders of shares that are not ROC persons are required to hold these shares through a brokerage or custodial account in the ROC.

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

The MOTC, on behalf of the government of the ROC, owned approximately 35.29% of our outstanding common shares as of December 31, 2025.

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

Pursuant to our current Articles of Incorporation, in annual profit-making year, we should distribute 2% to 5% of profit as employees’ compensation, of which at least 20% should be allocated to grassroots employees, and not more than 0.17% of profit should be distributed as directors’ compensation; however, if we have any accumulated losses, an amount to offset losses should be reserved in advance. The provision regarding grassroots employees’ compensation shall take effect from the fiscal year of 2025.

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

Substantial Stockholders and Transfer Restrictions

The ROC Securities and Exchange Act currently requires for public companies that (i) each director, supervisor, manager, as well as their respective spouses, minor children and nominees, and substantial stockholder (i.e., a stockholder who, together with his or her spouse, minor children or nominees, holds more than 5% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares on a monthly basis and (ii) each director, supervisor, manager or substantial stockholder holding such common shares for more than a six month period to report his or her intent to transfer any shares listed on the TWSE or traded on the Taipei Exchange to the Securities and Futures Bureau of the FSC at least three days before the intended transfer, unless the number of shares to be transferred each trading day is no more than 10,000 shares. ADS holders holding more than 5% of our shares, including common shares represented by ADSs, may be subject to the above-mentioned obligations.

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

Aside from trade-related foreign exchange transactions, Taiwan companies and residents may remit to and from Taiwan foreign currencies of up to US$100 million (or its equivalent) and US$10 million, (or its equivalent), respectively, in each calendar year. Such limits were raised from US$50 million (as for Taiwan companies) and US$5 million (as for Taiwan residents) to US$100 million and US$10 million respectively, effective from November 1, 2024, pursuant to a ruling promulgated by the Central Bank of the ROC (Taiwan). These limits apply to remittances involving conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. A requirement is also imposed on all private enterprises to register all medium and long-term foreign debt with the Central Bank of the ROC (Taiwan).

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

Estate Taxation and Gift Tax

ROC estate tax is payable on any property within Taiwan of a deceased person who is a non-resident individual, and ROC gift tax is payable on any property within Taiwan donated by any such person. Under ROC estate and gift tax laws, common shares issued by Taiwan companies are deemed located in Taiwan regardless of the location of the owner. It is not clear whether a holder of ADSs will be considered to own common shares for this purpose. Estate tax is payable at rates ranging from 10% of the first NT$56,210,000 to 20% of amounts over NT$112,420,000, and gift tax is payable at rates ranging from 10% of the first NT$28,110,000 to 20% of amounts over NT$56,210,000.

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

Subject to certain conditions and limitations under the Code, you may be entitled to a credit against your U.S. federal income taxes or a deduction for any ROC taxes that are withheld from dividend distributions made to you. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends we pay with respect to shares or ADSs will generally be considered passive category income from sources outside the U.S. However, a U.S. holder that has held shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. Furthermore, Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct ROC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year).The rules governing the foreign tax credit and deductions for foreign taxes are complex. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2025, and we do not expect to become a PFIC for our current taxable year or in the foreseeable future, although there can be no assurance in this regard. If we were treated as a PFIC for any taxable year during which you held our shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our shares or ADSs and the proceeds from the sale, exchange or other disposition of our shares or ADSs that are paid to you within the U.S. (and in certain cases, outside the U.S.), unless you establish that you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

For our non-fixed interest rate loans, the interest rates will change in accordance with the benchmark rates of the banks we borrowed from. For the financial assets, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, which is one of the many ways we manage our capital. Assuming an increase or decrease of 0.25% in the interest rates of our non-fixed interest rate financial assets and loans, our profit before tax for the year ended December 31, 2025 would have increased or decreased by NT$42 million (US$1.3 million). We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. As of December 31, 2025, our cash and cash equivalents amounted to NT$36.9 billion (US$1.2 billion). Interest income from our cash deposits in banks accounts for only a very small percentage of our total revenues. Therefore, we believe our exposure to interest rate risk is immaterial.

Foreign Currency Risk

We are exposed to foreign currency risk as a result of (i) our foreign currency and derivative trading activities; (ii) our telecommunications equipment being sourced from overseas suppliers; (iii) our international settlement payments associated with our services for international calls and roaming traffic; and (iv) investment denominated in foreign currencies.

We entered into forward exchange contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates. Outstanding forward exchange contracts on December 31, 2025 were as follows:

FX Instrument	Currencies Involved	Maturity Period	Contract Amount
Forward exchange contracts-Buy	NT$/USD	January 2026	NT$30 million/USD1.0 million
Forward exchange contracts-Buy	NT$/EUR	January 2026	NT$55 million/EUR1.5 million
Forward exchange contracts-Buy	NT$/EUR	March 2026	NT$89 million/EUR2.5 million
Forward exchange contracts-Buy	NT$/EUR	March 2026	NT$89 million/EUR2.5 million

Note 38 to our consolidated financial statements included elsewhere in this annual report provides a sensitivity analysis for foreign currency risk.

Equity Price Risk

We are exposed to equity price risk as a result of holding other company’s equity and we manage our investment portfolio in accordance with our internal policies and procedures.

The table below presents the carrying amount and accumulated unrealized gain or loss for our financial assets at fair value through profit or loss, or FVTPL, and financial assets at fair value through other comprehensive income, or FVOCI, as of December 31, 2025.

	Carrying Amount	Unrealized Gain	Unrealized Loss
	NT$	NT$	NT$
		(in millions)
Financial assets at FVTPL
Non-listed stocks and limited partnership	1,141	11	401
Financial assets at FVOCI
Listed stocks	316	127	182
Non-listed stocks	6,490	1,877	687

The value of our equity holdings fluctuates depending on the market conditions. Assuming an increase or decrease of 5% in the equity prices, our profit before tax and other comprehensive income before tax for the year ended December 31, 2025 would have increased or decreased by NT$57 million (US$1.8 million) and NT$340 million (US$10.8 million) as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. However, we do not expect the gains and losses in the values of the equities that we hold to have a material impact on our financial condition and results of operations.

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

Payments by Depositary

In 2025, we received US$0.3 million net payments (after deducting the 30% U.S. withholding tax) from JPMorgan Chase Bank, N.A., the Depositary Bank for our ADR program. The payments were intended to cover certain of our expenses incurred in relation to the ADR program for the year, including:

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm who has also audited our consolidated financial statements as of and for the year ended December 31, 2025, has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Su-Ming Lin is our audit committee financial expert and independent director. See “Item 6. Directors, Senior Management and Employees —C. Board Practices.”

The SEC has indicated that the designation of Dr. Lin as the audit committee financial expert does not: (i) make Dr. Lin the “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of this designation; (ii) impose any duties, obligations or liabilities on Dr. Lin that are greater than those imposed on him as a member of the audit committee and the board of directors in the absence of such designation; or (iii) affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Ethical Corporate Management Best Practice Principles that apply to our directors, managers, employees, and mandataries, including our chief executive officer and chief financial officer. We have posted copies of our Code of Ethics and Ethical Corporate Management Best Practice Principles on our website at https://www.cht.com.tw/en/home/cht/about-cht/introduction/board_of_directors.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, Taiwan (PCAOB ID. 1345) for the fiscal year ended December 31, 2024 and 2025, our principal accountant for the years indicated. We did not pay any other fees to PricewaterhouseCoopers, Taiwan during the periods indicated below.

	Year Ended December 31
	2024	2025
	NT$	NT$	US$
	(in millions)
Audit fees(1)	47.2	42.7	1.4
Audit-related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	5.7	1.9	0.1

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

All audit and non-audit services provided by PricewaterhouseCoopers, Taiwan for the fiscal year ended December 31, 2024 and 2025 were pre-approved by our audit committee according to the revised Rule 201(c)(7) of Regulation S-X, entitled “Audit Committee Administration of the Engagement,” that served to strengthen requirements regarding auditor independence.

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

The Legal Framework. In general, corporate governance principles for Taiwanese companies are set forth in the ROC Company Act, the ROC Securities and Exchange Act, regulations promulgated by the Securities and Futures Bureau of the FSC and, to the extent they are listed on the TWSE, listing rules of the TWSE. Corporate governance principles under provisions of ROC law may differ in significant ways to corporate governance standards for non-foreign private issuers listed on the NYSE. Committed to high standards of corporate governance, we have generally brought our corporate governance in line with U.S. regulations. However, we have not adopted certain recommended NYSE corporate governance standards where such standards are not in conformity with ROC laws or regulations or generally prevailing business practices in Taiwan. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE.

Director Independence. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a majority of independent directors on the board of directors. The ROC Securities and Exchange Act requires the independent directors of a public company to comprise of no less than two persons and one-fifth of the total number of directors. We currently have five independent directors on our thirteen-member board of directors. We follow the standards regulated under the ROC Securities and Exchange Act and by the FSC for determining director independence, which are comparable to the standards imposed by the NYSE.

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

Nominating/Corporate Governance Committee and Corporate Governance Principles. The NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. The ROC Company Act does not require companies incorporated in the ROC to have a nominating/corporate governance committee. We established a nomination committee in November 2025 pursuant to our company’s Code of Corporate Governance as a guiding framework.

Following the establishment of the Nomination Committee in November 2025, any proposed amendments to our company’s Code of Corporate Governance are first submitted to the Nomination Committee for review and subsequently submitted to the board of directors for deliberation and approval. The ROC Company Act requires that directors shall be elected by stockholders. Our Articles of Incorporation requires us, beginning in the fifth commencement, to establish at least three independent directors in the number of directors. The elections for directors shall proceed with the candidate nomination mechanism; the stockholders shall elect the directors from among the nominees listed in the roster of director candidates. Stockholders holding 1% or more of our outstanding shares are entitled to nominate candidates of directors in writing to us. The numbers of candidates nominated by stockholders shall not exceed the numbers of directors to be elected; neither the numbers of candidates nominated by the Board. Elections for independent and non-independent directors shall proceed concurrently, and the number of elected independent and non-independent directors shall be calculated separately.

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

Engagement of Service Providers

We regularly conduct vulnerability scans of network equipment, ICT systems and applications. In addition, we engaged in third-party organizations with international cybersecurity professional qualifications to conduct simulated hacker attacks as part of third-party vulnerability analysis, red teaming and penetration test, ensuring the cybersecurity of service systems and applications.

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

Since 2021, we have arranged and been covered by data protection insurance to prevent potential major financial losses from cybersecurity incidents and safeguard the rights of our customers and investors. In 2025, we had not been subject to any punishment due to cybersecurity, and there were no incidents of material risks arising from cybersecurity or personal data protection. For more information, please visit the websites at: https://www.cht.com.tw/en/home/cht/esg/customer-care/cybersecurity (cybersecurity); www.cht.com.tw/en/home/cht/esg/customer-care/privacy-protection/privacy-policy (privacy protection). The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The following is a list of the consolidated financial statements and report of independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibits
1.1*	Articles of Incorporation of Chunghwa Telecom Co., Ltd. (English translation), as last amended by Annual General Meeting on May 29, 2025).

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

11.2*	Ethical Corporate Management Best Practice Principles (English translation), as last amended by Board of Directors on August 8, 2025.

11.3*	Insider Trading Policy of Chunghwa Telecom Co., Ltd, as last amended by Board of Directors on August 8, 2025.

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of our Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of our Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: April 15, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chunghwa Telecom Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Accuracy of Revenues from Mobile Services, Fixed-line Broadband Services and Fixed-line Data Services

As described in Notes 3, 31 and 44 to the consolidated financial statements, revenue from mobile services, fixed-line broadband services and fixed-line data services makes up a significant portion of total revenues of $236,114 million for the year ended December 31, 2025. The Company recognizes revenues from mobile services, fixed-line broadband services and fixed-line data services based on the terms of mobile services, fixed-line broadband services and fixed-line data services contracts and actual usage of mobile services, fixed-line broadband services and fixed-line data services. Given that revenue from mobile services, fixed-line broadband services and fixed-line data services are comprised of a high volume of low-dollar transactions from a large number of contracts and a wide variety of tariff plans, the Company highly relies on the automated information systems to process and recognize revenues from mobile services, fixed-line broadband services and fixed-line data services.

The principal considerations for our determination that performing procedures relating to accuracy of revenues from mobile services, fixed-line broadband services and fixed-line data services is a critical audit matter are that the Company’s revenues from mobile services, fixed-line broadband services and fixed-line data services are comprised of a high volume of low-dollar transactions and highly relies on information technology systems. This in turn led to a high degree of auditor effort required in performing procedures related to the accuracy of revenues from mobile services, fixed-line broadband services and fixed-line data services.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding over the design of internal controls and information systems related to the business process of the Company’s revenue recognition on mobile services, fixed-line broadband services and fixed-line data services and evaluating operating effectiveness of such controls, including (i) obtaining an understanding and evaluated the significant systems related to revenues from mobile services, fixed-line broadband services and fixed-line data services, and testing the effectiveness of information technology general controls as well as the automated controls for automatic calculations and system interface over these systems and (ii) testing the effectiveness of manual controls related to the review of information on mobile services, fixed-line broadband services and fixed-line data services, including service acceptance, updates to price information, data collection and system interface, pricing, billing, and accounting processes. These procedures also included, among others, selecting samples from mobile services, fixed-line broadband services and fixed-line data services revenues, agreed the samples selected to service contracts, invoices, payment records, and tested consistency between the data entered into the system and the original service contracts.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

April 15, 2026

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chunghwa Telecom Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in equity, and cash flows for the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”) of Chunghwa Telecom Co., Ltd. and subsidiaries (the “Company”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 17, 2024

We began serving as the Company's auditor in 1998. In 2024 we became the predecessor auditor.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2024 and 2025

(In Millions of New Taiwan or U.S. Dollars)

		2024	2025
ASSETS	Notes	NT$	NT$	US$ (Note 6)
CURRENT ASSETS
Cash and cash equivalents	3, 7, 15, 40	$36,260	$36,944	$1,178
Financial assets at fair value through profit or loss	3, 4, 8	—	3	—
Financial assets at fair value through other comprehensive income	3, 4, 9	—	19	1
Hedging financial assets	3, 22	1	3	—
Contract assets	3, 31	8,401	8,576	273
Trade notes and accounts receivable, net	3, 4, 11, 31	26,026	27,396	873
Receivables from related parties	40	193	213	7
Inventories	3, 4, 12, 31, 41, 42	12,087	13,179	420
Prepayments	13	3,138	3,790	121
Other current monetary assets	14, 29, 40	23,408	23,468	748
Incremental costs of obtaining contracts	3, 31	339	339	11
Other current assets	21, 33, 41	3,115	3,441	110
Total current assets		112,968	117,371	3,742
NONCURRENT ASSETS
Financial assets at fair value through profit or loss	3, 4, 8	1,005	1,211	39
Financial assets at fair value through other comprehensive income	3, 4, 9	4,667	6,787	216
Financial assets at amortized cost	3, 10	2,000	2,020	64
Investments accounted for using equity method	3, 16	8,879	8,264	263
Contract assets	3, 31	4,327	4,733	151
Property, plant and equipment	3, 4, 15, 17, 36, 40, 41, 42	289,840	288,165	9,186
Right-of-use assets	3, 4, 18, 40	10,912	10,764	343
Investment properties	3, 4, 19	12,302	12,420	396
Intangible assets	3, 4, 20, 40	66,283	59,762	1,905
Deferred income tax assets	3, 15, 33	1,661	1,782	57
Incremental costs of obtaining contracts	3, 31	1,222	1,109	35
Net defined benefit assets	3, 4, 29	8,884	9,866	315
Prepayments	13, 42	4,461	5,931	189
Other noncurrent assets	21, 41, 42	4,886	5,495	175
Total noncurrent assets		421,329	418,309	13,334
TOTAL		$534,297	$535,680	$17,076

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2024 and 2025

(In Millions of New Taiwan or U.S. Dollars)

		2024	2025
LIABILITIES AND EQUITY	Notes	NT$	NT$	US$ (Note 6)
CURRENT LIABILITIES
Short-term loans	15, 23	$215	$340	$11
Financial liabilitie at fair value through profit or loss	3, 4, 8	—	—	—
Hedging financial liabilities	3, 22	2	—	—
Contract liabilities	3, 31, 42	16,301	21,296	678
Trade notes and accounts payable	26	17,743	15,923	508
Payables to related parties	40	480	177	6
Current tax liabilities	3, 33	6,822	7,346	234
Lease liabilities	3, 4, 18, 36, 40	3,558	3,890	124
Other payables	27, 36	26,581	28,716	914
Provisions	3, 28	442	525	17
Current portion of long-term loans	3, 24 ,25, 41	8,803	1,900	61
Other current liabilities		1,050	957	31
Total current liabilities		81,997	81,070	2,584
NONCURRENT LIABILITIES
Long-term loans	3, 24, 41	1,631	1,600	51
Bonds payable	3, 25	21,689	23,288	743
Contract liabilities	3, 31, 42	7,541	6,567	209
Deferred income tax liabilities	3, 33	2,658	2,829	90
Provisions	3, 28	535	560	18
Lease liabilities	3, 4, 18, 36, 40	7,334	7,001	223
Customers’ deposits	40	5,311	5,262	168
Net defined benefit liabilities	3, 4, 29	2,107	2,329	74
Other noncurrent liabilities		7,688	6,703	214
Total noncurrent liabilities		56,494	56,139	1,790
Total liabilities		138,491	137,209	4,374
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks		77,574	77,574	2,473
Additional paid-in capital		150,054	150,923	4,811
Retained earnings
Legal reserve		77,574	77,574	2,473
Special reserve		2,676	2,676	85
Unappropriated earnings		74,362	74,364	2,371
Total retained earnings		154,612	154,614	4,929
Others		586	1,020	32
Total equity attributable to stockholders of the parent	15, 30	382,826	384,131	12,245
NONCONTROLLING INTERESTS	15, 30	12,980	14,340	457
Total equity		395,806	398,471	12,702
TOTAL		$534,297	$535,680	$17,076

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2023	2024	2025
	Notes	NT$	NT$	NT$	US$ (Note 6)
REVENUES	3, 31, 40, 44	$223,199	$229,968	$236,114	$7,527
OPERATING COSTS	3, 12, 29, 31, 32, 40	141,767	146,583	149,145	4,754
GROSS PROFIT		81,432	83,385	86,969	2,773
OPERATING EXPENSES
Marketing		23,599	25,104	26,019	829
General and administrative		6,801	7,175	7,718	246
Research and development		3,892	4,167	4,362	139
Expected credit loss		152	188	209	7
Total operating expenses	3, 11, 29, 32, 40	34,444	36,634	38,308	1,221
OTHER INCOME AND EXPENSES	17, 19, 32, 44	(635)	122	(112)	(4)
INCOME FROM OPERATIONS		46,353	46,873	48,549	1,548
NON-OPERATING INCOME AND EXPENSES
Interest income	40, 44	618	781	904	29
Other income	9, 32, 40	382	463	492	16
Other gains and losses	15, 16, 32, 39, 40	(279)	(94)	627	20
Interest expense	18, 32, 40, 44	(319)	(339)	(370)	(12)
Share of profits of associates and joint ventures accounted for using equity method	16, 44	253	157	65	2
Total non-operating income and expenses		655	968	1,718	55
INCOME BEFORE INCOME TAX		47,008	47,841	50,267	1,603
INCOME TAX EXPENSE	3, 33	8,947	9,333	9,776	312
NET INCOME		38,061	38,508	40,491	1,291
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans	29	157	2,255	98	3
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	3, 30, 39	619	48	620	20
Gain or loss on hedging instruments subject to basis adjustment	3, 22	(13)	(1)	4	—
Share of other comprehensive income of associates and joint ventures	3, 16, 30	6	14	10	—
Income tax relating to items that will not be reclassified to profit or loss	33	(31)	(451)	(20)	(1)
		738	1,865	712	22

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In Millions of New Taiwan or U.S. Dollars, Except Earnings Per Share That Are in New Taiwan or U.S. Dollars)

		2023	2024	2025
	Notes	NT$	NT$	NT$	US$ (Note 6)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations		$(46)	$192	$(218)	$(6)
Share of other comprehensive income (loss) of associates and joint ventures	16	(23)	24	12	—
		(69)	216	(206)	(6)
Total other comprehensive income, net of income tax		669	2,081	506	16
TOTAL COMPREHENSIVE INCOME		$38,730	$40,589	$40,997	$1,307
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent		$36,958	$37,189	$38,705	$1,234
Noncontrolling interests		1,103	1,319	1,786	57
		$38,061	$38,508	$40,491	$1,291
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent		$37,658	$39,223	$39,223	$1,250
Noncontrolling interests		1,072	1,366	1,774	57
		$38,730	$40,589	$40,997	$1,307
EARNINGS PER SHARE	34
Basic		$4.76	$4.79	$4.99	$0.16
Diluted		$4.76	$4.78	$4.98	$0.16
EARNINGS PER EQUIVALENT ADS
Basic		$47.64	$47.94	$49.89	$1.59
Diluted		$47.58	$47.83	$49.77	$1.59

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In Millions of New Taiwan or U.S. Dollars)

	Equity Attributable to Stockholders of the Parent
			Retained Earnings				Others
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value through Other Comprehensive Income	Gain or Loss on Hedging Instruments	Total Others	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2023	$77,574	$149,844	$77,574	$3,084	$71,268	$151,926	$(111)	$(125)	$13	$(223)	$379,121	$12,408	$391,529
Appropriation of 2022 earnings
Special reserve	—	—	—	(185)	185	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,476)	(36,476)	—	—	—	—	(36,476)	—	(36,476)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,092)	(1,092)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(26)	—	—	—	—	—	—	—	—	(26)	—	(26)
Actual acquisition of interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the year ended December 31, 2023	—	—	—	—	36,958	36,958	—	—	—	—	36,958	1,103	38,061
Other comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	124	124	(57)	646	(13)	576	700	(31)	669
Total comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	37,082	37,082	(57)	646	(13)	576	37,658	1,072	38,730
Changes in equities of subsidiaries	—	8	—	—	—	—	—	—	—	—	8	25	33
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	19	19
BALANCE, DECEMBER 31, 2023	77,574	149,828	77,574	2,899	72,059	152,532	(168)	521	—	353	380,287	12,432	392,719
Appropriation of 2023 earnings
Special reserve	—	—	—	(223)	223	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,910)	(36,910)	—	—	—	—	(36,910)	—	(36,910)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(898)	(898)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Actual disposal of interests in subsidiaries	—	224	—	—	—	—	—	—	—	—	224	35	259
Net income for the year ended December 31, 2024	—	—	—	—	37,189	37,189	—	—	—	—	37,189	1,319	38,508
Other comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	1,801	1,801	191	43	(1)	233	2,034	47	2,081
Total comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	38,990	38,990	191	43	(1)	233	39,223	1,366	40,589
Changes in equities of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	45	45
BALANCE, DECEMBER 31, 2024	77,574	150,054	77,574	2,676	74,362	154,612	23	564	(1)	586	382,826	12,980	395,806
Appropriation of 2024 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(38,787)	(38,787)	—	—	—	—	(38,787)	—	(38,787)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,307)	(1,307)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1)	—	—	—	—	—	—	—	—	(1)	—	(1)
Actual disposal of interests in subsidiaries	—	236	—	—	—	—	—	—	—	—	236	75	311
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	630	—	—	—	—	—	—	—	—	630	759	1,389
Net income for the year ended December 31, 2025	—	—	—	—	38,705	38,705	—	—	—	—	38,705	1,786	40,491
Other comprehensive income (loss) for the year ended December 31, 2025	—	—	—	—	84	84	(215)	645	4	434	518	(12)	506
Total comprehensive income (loss) for the year ended December 31, 2025	—	—	—	—	38,789	38,789	(215)	645	4	434	39,223	1,774	40,997
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—
Changes in equities of subsidiaries	—	2	—	—	—	—	—	—	—	—	2	39	41
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	20	20
BALANCE, DECEMBER 31, 2025	$77,574	$150,923	$77,574	$2,676	$74,364	$154,614	$(192)	$1,209	$3	$1,020	$384,131	$14,340	$398,471
BALANCE, DECEMBER 31, 2025 (IN MILLIONS OF US$ - Note 6)	$2,473	$4,811	$2,473	$85	$2,371	$4,929	$(6)	$38	$—	$32	$12,245	$457	$12,702

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In Millions of New Taiwan or U.S. Dollars)

	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$47,008	$47,841	$50,267	$1,603
Adjustments for:
Depreciation	32,956	32,920	33,550	1,069
Amortization	6,699	6,699	6,666	212
Amortization of incremental costs of obtaining contracts	856	906	945	30
Expected credit loss	152	188	209	7
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	98	147	92	3
Interest expense	319	339	370	12
Interest income	(618)	(781)	(904)	(29)
Dividend income	(167)	(240)	(281)	(9)
Compensation cost of share-based payment transactions	8	8	10	—
Share of profits of associates and joint ventures accounted for using equity method	(253)	(157)	(65)	(2)
Loss on disposal of property, plant and equipment	—	17	28	1
Gain on disposal of intangible assets	—	—	—	—
Gain on disposal of financial instruments	—	(1)	—	—
Gain on disposal of investments accounted for using equity method	(6)	(85)	(733)	(23)
Provision for impairment loss and obsolescence of inventory	23	60	34	1
Impairment loss on property, plant and equipment	299	—	112	4
Impairment loss (reversal of impairment loss) on investment properties	336	(139)	(28)	(1)
Gain on disposal of subsidiaries	—	—	(15)	—
Others	(60)	(69)	(20)	(1)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(1,291)	(2,249)	(594)	(19)
Trade notes and accounts receivable	(287)	(1,322)	(1,580)	(50)
Receivables from related parties	(3)	(115)	(20)	(1)
Inventories	(178)	(626)	(1,133)	(36)
Prepayments	(315)	(29)	(411)	(13)
Other current assets	733	(293)	(328)	(9)
Other current monetary assets	107	64	(1,373)	(44)
Incremental cost of obtaining contracts	(1,026)	(1,317)	(832)	(27)
Increase (decrease) in:
Contract liabilities	584	2,194	4,029	128
Trade notes and accounts payable	(2,033)	3,347	(1,809)	(58)
Payables to related parties	(154)	95	(303)	(10)
Other payables	562	1,540	1,801	57
Provisions	373	153	108	3
Net defined benefit plans	(728)	(657)	(663)	(21)
Other current liabilities	(14)	78	(96)	(2)
Cash generated from operations	83,980	88,516	87,033	2,775
Interests paid	(314)	(333)	(364)	(12)
Income taxes paid	(9,107)	(8,939)	(9,223)	(294)
Net cash provided by operating activities	74,559	79,244	77,446	2,469

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In Millions of New Taiwan or U.S. Dollars)

	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(305)	$(313)	$(1,518)	$(48)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	—	—	—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	112	—	—
Acquisition of financial assets at amortized cost	—	(2,000)	(20)	(1)
Acquisition of financial assets at fair value through profit or loss	(133)	(162)	(326)	(10)
Proceeds from disposal of financial assets at fair value through profit or loss	—	5	—	—
Acquisition of investments accounted for using equity method	(1,555)	(776)	(20)	(1)
Proceeds from disposal of investments accounted for using equity method	—	—	886	28
Net cash outflow from loss of control of subsidiaries	—	—	(9)	—
Acquisition of property, plant and equipment	(30,741)	(28,756)	(27,698)	(883)
Proceeds from disposal of property, plant and equipment	19	13	21	1
Acquisition of intangible assets	(237)	(234)	(144)	(5)
Proceeds from disposal of intangible assets	—	—	—	—
Acquisition of investment properties	(54)	(4)	(74)	(2)
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(45,239)	(72,915)	(54,079)	(1,724)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	28,577	69,886	55,182	1,759
Decrease (increase) in other noncurrent assets	166	(258)	(623)	(19)
Increase in prepayments for leases	(1,729)	(1,400)	(1,712)	(55)
Interests received	568	764	912	29
Dividends received	467	663	912	29
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	22	43	25	1
Net cash used in investing activities	(50,174)	(35,332)	(28,285)	(901)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(In Millions of New Taiwan or U.S. Dollars)

	2023	2024	2025
	NT$	NT$	NT$	US$ (Note 6)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	$2,590	$700	$3,745	$119
Repayments of short-term loans	(2,727)	(1,070)	(3,555)	(113)
Proceeds from issuance of bonds	—	—	3,500	112
Repayments of bonds payable	—	—	(8,800)	(281)
Payments for transaction costs attributable to the issuance of bonds	—	—	(5)	—
Proceeds from long-term loans	—	35	—	—
Repayments of long-term loans	—	—	(35)	(1)
Increase (decrease) in customers’ deposits	134	(9)	(39)	(1)
Payments for the principal of lease liabilities	(3,884)	(3,944)	(4,135)	(132)
Increase (decrease) in other noncurrent liabilities	680	282	(985)	(31)
Cash dividends paid	(36,476)	(36,910)	(38,787)	(1,236)
Partial disposal of interests in subsidiaries without losing control	—	259	311	9
Cash dividends distributed to noncontrolling interests	(1,092)	(898)	(1,094)	(35)
Change in other noncontrolling interests	43	37	1,420	45
Unclaimed dividend	2	2	2	—
Net cash used in financing activities	(40,730)	(41,516)	(48,457)	(1,545)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(24)	40	(20)	(1)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,369)	2,436	684	22
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	50,193	33,824	36,260	1,156
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$33,824	$36,260	$36,944	$1,178

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

2.
APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on March 30, 2026.

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

Loss of control of subsidiaries

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (a) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (b) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Company accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required had the Company directly disposed of the related assets or liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

b.
The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2024	2025	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	b)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	37	—	c)
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	70	62	d)
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2024	2025	Note
Chunghwa Telecom Co., Ltd.	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	63	57	e)
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	50	45	f)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	100	100	g)
	Chunghwa Telecom Europe GmbH (“CHTEU”)	International private leased circuit, internet services, transit services and ICT services	100	100	h)
	CHT InventAI Co., Ltd. (“CHAI”)	AI software, system development application services, and enterprise consulting	—	100	i)
Senao International Co., Ltd.	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	j)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	k)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100

(Continued)

			Percentage of Ownership interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2024	2025	Note
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd. (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100
International Integrated Systems, Inc.	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Malaysia SDN. BHD. (“CHTM”)	International private leased circuit, IP VPN service, and ICT services	—	100	l)

(Concluded)

a)
Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.
b)
CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.57% and 58.56% as of December 31, 2024 and 2025, respectively.
c)
Chunghwa controlled more than half of seats of the Board of Directors of CHST as of December 31, 2024; therefore, the Company treated CHST as a subsidiary. Chunghwa resigned all of its board seats in CHST, waived its right to have majority seats in the Board of Directors under the investment agreement since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate. Please refer to Note 15(c) for details.
d)
CLPT issued new shares in July 2024 and December 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 69.87% and 62.03% as of December 31, 2024 and 2025, respectively.
e)
CHTSC conducted its initial public offering through public underwriting in September 2025, and Chunghwa did not participate in the capital increase of CHTSC in accordance with applicable regulations. CHTSC issued new shares in January 2024, March 2024, December 2024, February 2025, May 2025 and August 2025 as its employees exercised options. In addition, Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased to 63.45% and 56.69% as of December 31, 2024 and 2025, respectively.
f)
IISI was listed in November 2025. Chunghwa did not participate in the capital increase of its initial public offering through public underwriting and disposed of some shares of IISI in accordance with applicable regulations and the price stabilization mechanism. Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased to 49.64% and 44.53% as of December 31, 2024 and 2025, respectively. Chunghwa continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.

g)
Chunghwa invested and established CDCC Capital in February 2024. Chunghwa obtained 100% ownership interest of CDCC Capital.
h)
Chunghwa invested and established CHTEU in July 2024. Chunghwa obtained 100% ownership interest of CHTEU.
i)
Chunghwa invested and established CHAI in October 2025. Chunghwa obtained 100% ownership interest of CHAI.
j)
CHIEF has more than half of seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.
k)
CHI disposed some shares of CHPT from November to December 2025. Therefore, the Company’s ownership interest in CHPT decreased to 33.74% as of December 31, 2025. Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.
l)
CHTS established CHTM in June 2025 and obtained 100% ownership interest in CHTM. The share capital was remitted in October 2025.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of December 31, 2025.

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

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts. In assessing whether a contract is onerous, the cost of fulfilling a contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that are related directly to fulfilling contracts. The provision for decommissioning liabilities is recognized in accordance with the contractual requirements. The Company bears dismantling, removing the asset and restoring the site obligations for certain handsets base stations in the future. A provision is recognized for the costs to be incurred for fulfilling these obligations.

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

2)
Control over subsidiaries

As discussed in Note 3, “Summary of Material Accounting Policy Information - Basis of Consolidation”, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity therefore the Company has control over these entities.

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

5.
APPLICATION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRSs and the New Interpretation That Are Mandatorily Effective for the Current Year

The Company has applied Amendments to IAS 21: Lack of Exchangeability. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.

New and Amended IFRSs in Issue But Not Yet Effective

The Company has not applied the following new and amended IFRSs that have been issued but are not yet effective.

New or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-Dependent Electricity	January 1, 2026
Amendments to IFRS Accounting Standards	Annual Improvements -Volume 11	January 1, 2026
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency	January 1, 2027

Note: The aforementioned new or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

“IFRS 18: Presentation and Disclosure in Financial Statements” will replace IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and guidance to enhance the principles of aggregation and disaggregation applying to the primary financial statements and notes.

The application of “Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments”, “Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-Dependent Electricity” and “Amendments to IFRS Accounting Standards: Annual Improvements—Volume 11” will not have material impact on the Company’s consolidated financial statements.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing whether the application of “Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture”, “IFRS 18: Presentation and Disclosure in Financial Statements”, “IFRS 19: Subsidiaries without Public Accountability: Disclosures” and “Amendments to IAS 21: Translation to a Hyperinflationary Presentation Currency” will have the impact on the Company’s financial position and operating result. The Company will disclose the relevant impact when the assessment is completed.

6.
U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For readers’ convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars as set forth in the statistical release of the Federal Reserve Board of the United States as of December 31, 2025, which was NT$31.37 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

7.
CASH AND CASH EQUIVALENTS

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Cash
Cash on hand	$444	$310
Bank deposits	13,243	19,103
	13,687	19,413
Cash equivalents (with maturities of less than three months)
Commercial paper	$16,887	$8,505
Time deposits	2,884	8,025
Negotiable certificates of deposit	2,800	1,000
Stimulus vouchers	2	1
	22,573	17,531
	$36,260	$36,944

The annual yield rates of bank deposits, commercial paper, time deposits and negotiable certificates of deposit as of balance sheet dates were as follows:

	December 31
	2024	2025
Bank deposits	0.00%-2.55%	0.00%-1.98%
Commercial paper	0.95%-1.56%	0.96%-1.50%
Time deposits	0.01%-4.90%	0.01%-3.90%
Negotiable certificates of deposit	1.55%-1.70%	1.64%

8.
FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$3

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$629	$615
Non-listed stocks - foreign	32	26
Limited partnership - domestic	307	500
Other investing agreements	37	70

	$1,005	$1,211

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$—

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600 million in January 2022. As of December 31, 2025, Chunghwa invested $400 million.

Chunghwa’s Board of Directors approved an investment in TRF 1 L.P. at the amount of $300 million in January 2025. As of December 31, 2025, Chunghwa invested $120 million.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

		Maturity	Contract Amount
	Currency	Period	(In Millions)
December 31, 2024
Forward exchange contracts - buy	NT$/USD	January 2025	NT$46/USD1

Forward exchange contracts - buy	NT$/EUR	March 2025	NT$10/EUR0.3

December 31, 2025
Forward exchange contracts - buy	NT$/USD	January 2026	NT$30/USD1

Forward exchange contracts - buy	NT$/EUR	March 2026	NT$89/EUR2.5

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

9.
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Current
Domestic investments
Listed and emerging stocks	$—	$19

Noncurrent
Domestic investments
Listed and emerging stocks	$126	$274
Non-listed stocks	3,874	4,924
Foreign investments
Listed and emerging stocks	—	23
Non-listed stocks	667	1,566
	$4,667	$6,787

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

The Company participated in the capital increase of KKCompany Technologies Inc. at the amount of $875 million in November 2025.

CHIEF disposed of all its investments in 3 Link Information Service Co., Ltd. in November 2025 for financial planning purposes. The fair value of the disposed investment was $0.4 million, and the cumulative disposal gain was $30 thousand.

The related unrealized gain on financial assets at FVOCI was transferred from other equity to unappropriated earnings at the amount of $16 thousand upon the aforementioned disposal in 2025.

The Company recognized dividend income of $167 million, $240 million and $281 million for the years ended December 31, 2023, 2024 and 2025, respectively, with $167 million, $239 million and $274 million from the outstanding investments on December 31, 2023, 2024 and 2025, respectively.

10.
FINANCIAL ASSETS AT AMORTIZED COST - NONCURRENT

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Corporate bonds	$2,000	$2,020

Chunghwa acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the amount of $2,000 million in October 2024.

CHTSC acquired the 10-year secured cumulative subordinated corporate bond of Mercuries Life Insurance Co., Ltd. at the amount of $20 million in December 2025.

11.
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Trade notes and accounts receivable	$27,169	$28,583
Less: Loss allowance	(1,143)	(1,187)
	$26,026	$27,396

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

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	1%-22%	2%-68%	11%-84%	21%-92%	39%-96%	100%
Gross carrying amount	$16,477	$335	$139	$75	$50	$48	$606	$17,730
Loss allowance (Lifetime ECL)	(51)	(24)	(34)	(31)	(33)	(34)	(606)	(813)
Amortized cost	$16,426	$311	$105	$44	$17	$14	$—	$16,917

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,548	$44	$83	$3	$1	$—	$280	$5,959
Loss allowance (Lifetime ECL)	(3)	(2)	(8)	(1)	(1)	—	(280)	(295)
Amortized cost	$5,545	$42	$75	$2	$—	$—	$—	$5,664

December 31, 2025

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
				(In Millions)
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	2%-21%	2%-67%	13%-84%	27%-91%	55%-96%	100%
Gross carrying amount	$16,807	$419	$173	$41	$38	$29	$615	$18,122
Loss allowance (Lifetime ECL)	(52)	(27)	(31)	(35)	(31)	(26)	(615)	(817)
Amortized cost	$16,755	$392	$142	$6	$7	$3	$—	$17,305

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,636	$51	$6	$26	$43	$—	$286	$6,048
Loss allowance (Lifetime ECL)	(2)	(3)	(1)	(8)	(29)	—	(286)	(329)
Amortized cost	$5,634	$48	$5	$18	$14	$—	$—	$5,719

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

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2024	2025
	NT$	NT$
	(In Millions)
Beginning balance	$1,102	$1,143
Add: Provision for credit loss	179	196
Less: Amounts written off	(138)	(152)
Ending balance	$1,143	$1,187

12.
INVENTORIES

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Merchandise	$4,874	$4,025
Project in process	4,564	6,294
Work in process	269	252
Raw materials	222	279
	9,929	10,850
Land held under development	1,999	1,999
Construction in progress	159	330
	$12,087	$13,179

The operating costs related to inventories were $53,814 million, $52,856 million and $56,261 million for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, valuation loss on inventories recognized as operating costs included the amounts of $23 million, $60 million and $34 million, respectively.

As of December 31, 2024 and 2025, inventories of $2,158 million and $2,329 million, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

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

13.
PREPAYMENTS

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Prepayments for leases - satellite (Note 42)	$3,129	$4,841
Prepaid rents	1,762	1,481
Others	2,708	3,399
	$7,599	$9,721
Current
Prepaid rents	$497	$484
Others	2,641	3,306
	$3,138	$3,790
Noncurrent
Prepayments for leases - satellite (Note 42)	$3,129	$4,841
Prepaid rents	1,265	997
Others	67	93
	$4,461	$5,931

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

14.
OTHER CURRENT MONETARY ASSETS

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$21,680	$20,538
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan (Note 29)	12	1,089
Accrued custodial receipts	725	752
Others	991	1,089
	$23,408	$23,468

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2024	2025
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%-5.10%	0.03%-4.16%

15.
SUBSIDIARIES
a.
Information on subsidiaries with material noncontrolling interests

The table below shows details of less than wholly owned subsidiaries of the Company that have material noncontrolling interests:

	Place of Incorporation	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	and Principal	December 31
Subsidiaries	Place of Business	2024	2025
SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests			Accumulated Noncontrolling Interests
	Year Ended December 31			December 31
	2023	2024	2025	2024	2025
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
SENAO	$510	$353	$322	$4,549	$4,563
CHPT	$15	$295	$630	5,289	5,790
Individually immaterial subsidiaries with noncontrolling interests				3,142	3,987
				$12,980	$14,340

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Current assets	$6,738	$7,103
Noncurrent assets	$3,522	$3,445
Current liabilities	$3,582	$3,911
Noncurrent liabilities	$416	$355
Equity attributable to the parent	$1,713	$1,719
Equity attributable to noncontrolling interests	$4,549	$4,563

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$31,675	$32,503	$33,337
Costs and expenses	30,964	32,012	32,888
Profit for the year	$711	$491	$449

Profit attributable to the parent	$201	$138	$127
Profit attributable to noncontrolling interests	510	353	322
Profit for the year	$711	$491	$449

Other comprehensive income (loss) attributable to the parent	$(9)	$11	$(5)
Other comprehensive income (loss) attributable to noncontrolling interests	(23)	30	(12)
Other comprehensive income (loss) for the year	$(32)	$41	$(17)

Total comprehensive income attributable to the parent	$192	$149	$122
Total comprehensive income attributable to noncontrolling interests	487	383	310
Total comprehensive income for the year	$679	$532	$432

Net cash flow from operating activities	$1,146	$904	$391
Net cash flow from investing activities	36	(356)	(14)
Net cash flow from financing activities	(873)	(819)	(389)
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net cash inflow (outflow)	$309	$(271)	$(12)

Dividends paid to noncontrolling interests	$408	$371	$306

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Current assets	$4,936	$5,930
Noncurrent assets	$4,222	$4,021
Current liabilities	$1,102	$1,202
Noncurrent liabilities	$21	$13
Equity attributable to CHI	$2,746	$2,946
Equity attributable to noncontrolling interests	$5,289	$5,790

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
		(In Millions)
Revenues and income	$2,941	$3,670	$4,857
Costs and expenses	2,905	3,207	3,893
Profit for the year	$36	$463	$964

Profit attributable to CHI	$21	$168	$334
Profit attributable to noncontrolling interests	15	295	630
Profit for the year	$36	$463	$964

Other comprehensive income (loss) attributable to CHI	$(1)	$6	$(3)
Other comprehensive income (loss) attributable to noncontrolling interests	(2)	10	(5)
Other comprehensive income (loss) for the year	$(3)	$16	$(8)

Total comprehensive income attributable to CHI	$20	$174	$331
Total comprehensive income attributable to noncontrolling interests	13	305	625
Total comprehensive income for the year	$33	$479	$956

Net cash flow from operating activities	$325	$616	$1,574
Net cash flow from investing activities	(244)	(188)	(372)
Net cash flow from financing activities	(409)	(43)	(285)
Effect of exchange rate changes on cash and cash equivalents	(2)	15	(6)
Net cash inflow (outflow)	$(330)	$400	$911

Dividends paid to noncontrolling interests	$253	$11	$168

b.
Equity transactions with noncontrolling interests

CHIEF issued new shares in December 2023, December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 35(a) for details.

Chunghwa disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased. CHTSC issued new shares in February 2023, May 2023, January 2024, March 2024, December 2024, February 2025, May 2025 and August 2025 as its employees exercised options. See Note 35(b)(c) for details. CHTSC conducted its initial public offering through public underwriting in September 2025, and Chunghwa did not participate in the capital increase of CHTSC in accordance with applicable regulations. Therefore, the Company’s ownership interest in CHTSC decreased.

Chunghwa disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased. IISI was listed in November 2025. Chunghwa did not participate in the capital increase of its initial public offering through public underwriting and disposed of some shares of IISI in accordance with applicable regulations and the price stabilization mechanism. Therefore, the Company’s ownership interest in IISI decreased. See Note 35(e) for details.

CLPT issued new shares in May 2023, July 2024 and December 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased. See Note 35(d) for details.

CHI disposed of some shares of CHPT from November to December 2025. Therefore, the Company’s ownership interest in CHPT decreased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

The detailed information of the equity transactions for the years ended December 31, 2023, 2024 and 2025 was as follows:

	Year Ended December 31, 2023
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	CLPT Share-Based Payment	Purchasing UTC shares
	NT$	NT$	NT$	NT$
	(In Millions)
Cash consideration received from (paid to) noncontrolling interests (Note)	$8	$15	$1	$—
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(2)	(13)	(1)	—
Differences arising from equity transactions	$6	$2	$—	$—

Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$—
Additional paid-in capital - arising from changes in equities of subsidiaries	$6	$2	$—	$—

	Year Ended December 31, 2024
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	CLPT Share-Based Payment	Disposal of CHTSC Shares	Disposal of IISI Shares
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cash consideration received from noncontrolling interests (Note)	$14	$14	$9	$207	$52
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(10)	(14)	(13)	(19)	(16)
Differences arising from equity transactions	$4	$—	$(4)	$188	$36

Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$188	$36
Additional paid-in capital - arising from changes in equities of subsidiaries	$4	$—	$(4)	$—	$—

	Year Ended December 31, 2025
	Chunghwa Not Proportionately Participating in the Capital Increase of CHTSC	Chunghwa Not Proportionately Participating in the Capital Increase of IISI	CHIEF Share-Based Payment	CHTSC Share-Based Payment	CLPT Share-Based Payment	Disposal of CHPT Shares	Disposal of IISI Shares
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
			(In Millions)
Cash consideration received from noncontrolling interests	$1,032	$357	$13	$1	$17	$298	$13
The proportionate share of the carrying amount of the net assets of the subsidiary transferred (from) to noncontrolling interests	(500)	(259)	(16)	8	(21)	(72)	(3)
Differences arising from equity transactions	$532	$98	$(3)	$9	$(4)	$226	$10

Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$—	$—	$226	$8
Additional paid-in capital - arising from changes in equities of subsidiaries	$532	$98	$(3)	$9	$(4)	$—	$2

Note: The proceeds from the new shares issued in February 2023 and January 2024 by CHTSC have been received in advance in December 2022 and December 2023, respectively.

c.
Loss of control of subsidiaries

Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate.

The Company recognized the retained interest in CHST at the fair value on the date control was lost; therefore, the Company recognized the disposal gain of $15 million based on the difference between the fair value and the carrying amount. The disposal gain was included in other gains and losses in the consolidated statements of comprehensive income.

Analysis of assets and liabilities over which the Company lost control:

CHST (In Millions)
Current assets
Cash and cash equivalents	$9
Contract assets	9
Trade notes and accounts receivable, net	9
Inventories	7
Others	7
Noncurrent assets
Property, plant and equipment	—
Right-of-use assets	3
Deferred income tax assets	2
Others	12
Current liabilities
Short-term loans	(65)
Contract liabilities	(8)
Trade notes and accounts payable	(9)
Others	(2)
Noncurrent liabilities
Customers’ deposits	(7)
Others	(2)
Net liabilities	$(35)

16.
INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Investments in associates	$8,870	$8,255
Investment in joint venture	9	9
	$8,879	$8,264

a.
Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,951	$3,591

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,849	1,876
KingwayTek Technology Co., Ltd. (“KWT”)	242	228

Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	573	582
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	373	373
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	313	345
WiAdvance Technology Corporation (“WATC”)	274	260
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	253	252
Taiwania Hive Technology Fund L.P. (“TWTF”)	276	234
Taiwan International Ports Logistics Corporation (“TIPL”)	132	133
So-net Entertainment Taiwan Limited (“So-net”)	193	127
Porrima Inc. (“PORRIMA”)	78	74
CHT Infinity Singapore Pte., Ltd. (“CISG”)	61	54
Imedtac Co., Ltd. (“IME”)	57	54
Click Force Co., Ltd. (“CF”)	51	42
Baohwa Trust Co., Ltd. (“BHT”)	12	18
Gather Works Co., Ltd. (“GW”)	—	12
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	151	—
AgriTalk Technology Inc. (“ATT”)	26	—
Cornerstone Ventures Co., Ltd. (“CVC”)	5	—
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 15)	—	—
	$8,870	$8,255

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2024	2025
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	33	33
KingwayTek Technology Co., Ltd. (“KWT”)	23	23

Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
WiAdvance Technology Corporation (“WATC”)	16	16
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
Taiwania Hive Technology Fund L.P. (“TWTF”)	42	40
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Porrima Inc. (“PORRIMA”)	10	9
CHT Infinity Singapore Pte., Ltd. (“CISG”)	40	40
Imedtac Co., Ltd. (“IME”)	10	10
Click Force Co., Ltd. (“CF”)	49	49
Baohwa Trust Co., Ltd. (“BHT”)	25	25
Gather Works Co., Ltd. (“GW”)	—	48
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	—
AgriTalk Technology Inc. (“ATT”)	29	—
Cornerstone Ventures Co., Ltd. (“CVC”)	49	—
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 15)	—	37

Summarized financial information of NCB was set out below:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Assets	$48,637	$65,360
Liabilities	(40,043)	(57,557)

Equity	$8,594	$7,803

The percentage of ownership interest held by the Company	46.26%	46.26%

Equity attributable to the Company	$3,975	$3,610
Unrealized gain or loss from downstream transactions	(24)	(19)

The carrying amount of investment	$3,951	$3,591

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
		(In Millions)
Net revenues	$10	$314	$330

Net loss for the year	$(969)	$(747)	$(856)
Other comprehensive income (loss)	14	(6)	65
Total comprehensive loss for the year	$(955)	$(753)	$(791)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
		(In Millions)
The Company’s share of profits	$647	$494	$454
The Company’s share of other comprehensive income (loss)	(23)	40	(9)
The Company’s share of total comprehensive income	$624	$534	$445

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
SNI	$3,838	$2,556
KWT	$897	$795

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

The Company’s ownership interest in NCB was originally 41.90%. NCB reduced 26.43% of its capital to offset accumulated deficits and increased its capital in December 2023. The Company increased its investment in NCB in higher proportion to the original shareholder percentage at the amount of $1,544 million in December 2023. Therefore, the Company’s ownership interest in NCB increased to 46.26%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company increased its investment in IME proportionally at the amount of $11 million in December 2023, and increased its investment in IME in higher proportion to the original shareholder percentage at the amount of $32 million in April 2024, respectively. Therefore, the Company’s ownership interest in IME increased to 10.00%. As the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in April 2023, September 2023, December 2023, March 2024 and September 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 19.22% and 16.24% as of December 31, 2023 and December 31, 2024, respectively. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

The Company increased its investment in SNI in lower proportion to the original shareholder percentage at the amount of $376 million in October 2024. Therefore, the Company’s ownership interest in SNI decreased to 33.16% as of December 31, 2024.

Chunghwa’s Board of Directors approved an investment in TWTF at the amount of USD 30 million in February 2024. The Company initially invested $288 million (USD 9 million) in TWTF in August 2024 and obtained 41.75% ownership interest in TWTF. TWTF raised capital in multiple stages. New capital was received in April 2025, resulting in an increase in the fund size; therefore, the Company’s ownership interest in TWTF changed to 39.81% as of December 31, 2025. TWTF mainly engages in investment.

The Company invested $14 million and obtained 48.00% ownership interest in GW in April 2025. GW mainly engages in film and drama IP development, copyright management and copyright sales.

KWT transferred its treasury stock repurchased from December 2019 to February 2020 to employees in October 2024. In addition, KWT repurchased its stock from April 2025 to May 2025. Therefore, the Company’s ownership interest in KWT changed to 22.58% and 22.78% as of December 31, 2024 and 2025, respectively.

CHST was approved to end and dissolve its business in July 2025.

CVC was approved to end and dissolve its business in November 2024, and CVC completed its liquidation in August 2025. The Company received the liquidation distribution of $5 million and recognized loss on disposal of $2 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

The Company disposed of all its shares of ATT in October 2025. The Company received the proceeds from disposal of $8 million and recognized loss on disposal of $14 million under “other gains and losses” on the consolidated statements of comprehensive income.

The Company disposed of all its shares of KKBOXTW in November 2025. The Company received the proceeds from disposal of $873 million and recognized gain on disposal of $753 million under “other gains and losses” on the consolidated statements of comprehensive income.

The Company participated in the capital increase of PORRIMA at the amount of $80 million in May 2024 and obtained 10.00% ownership interest. The Company did not participate in the capital increase of PORRIMA in December 2025. Therefore, the Company’s ownership in PORRIMA decreased to 9.26% as of December 31, 2025. PORRIMA mainly engages in designing and selling zero-emission ships. As the Company has one out of five seats of the Board of Directors of PORRIMA, the Company has significant influence over PORRIMA.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.
Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2024	2025	2024	2025
	(In Millions)
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9	$9	51	51

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture. CHT SEA was approved to end and dissolve its business in June 2025. The liquidation of CHT SEA is still in process.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
(In Millions)
The Company’s share of loss	$—	$—	$—
The Company’s share of other comprehensive income	—	—	—
The Company’s share of total comprehensive loss	$—	$—	$—

The above amounts are less than one million and not zero.

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the audited financial statements.

17.
PROPERTY, PLANT AND EQUIPMENT

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Assets used by the Company	$284,715	$282,493
Assets subject to operating leases	5,125	5,672
	$289,840	$288,165

a.
Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2023	$103,664	$1,675	$72,530	$11,089	$720,068	$3,971	$11,468	$14,427	$938,892
Additions	99	—	36	127	106	3	243	29,780	30,394
Disposal	(2)	—	(1)	(1,049)	(24,877)	(112)	(418)	—	(26,459)
Effect of foreign exchange differences	—	—	—	—	(5)	—	(3)	—	(8)
Others	(876)	34	(810)	878	26,143	188	801	(28,270)	(1,912)
Balance on December 31, 2023	$102,885	$1,709	$71,755	$11,045	$721,435	$4,050	$12,091	$15,937	$940,907
Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474)	$(32,263)	$(9,554)	$(597,957)	$(3,673)	$(8,642)	$—	$(653,563)
Depreciation expenses	—	(34)	(1,439)	(698)	(25,704)	(94)	(797)	—	(28,766)
Disposal	—	—	—	1,049	24,867	113	411	—	26,440
Impairment losses	—	—	—	—	(299)	—	—	—	(299)
Effect of foreign exchange differences	—	—	—	—	5	—	1	—	6
Others	—	—	418	(18)	(43)	(1)	4	—	360
Balance on December 31, 2023	$—	$(1,508)	$(33,284)	$(9,221)	$(599,131)	$(3,655)	$(9,023)	$—	$(655,822)
Balance on December 31, 2023, net	$102,885	$201	$38,471	$1,824	$122,304	$395	$3,068	$15,937	$285,085
Cost
Balance on January 1, 2024	$102,885	$1,709	$71,755	$11,045	$721,435	$4,050	$12,091	$15,937	940,907
Additions	—	—	176	25	321	4	139	27,910	28,575
Disposal	—	—	(18)	(1,240)	(27,010)	(154)	(506)	—	(28,928)
Effect of foreign exchange differences	—	—	—	—	167	—	9	16	192
Others	(539)	40	2,265	619	23,440	284	947	(27,290)	(234)
Balance on December 31, 2024	$102,346	$1,749	$74,178	$10,449	$718,353	$4,184	$12,680	$16,573	$940,512

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,508)	$(33,284)	$(9,221)	$(599,131)	$(3,655)	$(9,023)	$—	$(655,822)
Depreciation expenses	—	(36)	(1,467)	(747)	(25,434)	(128)	(830)	—	(28,642)
Disposal	—	—	17	1,240	27,003	153	485	—	28,898
Effect of foreign exchange differences	—	—	—	—	(105)	—	(5)	—	(110)
Others	—	—	12	2	(7)	—	(128)	—	(121)
Balance on December 31, 2024	$—	$(1,544)	$(34,722)	$(8,726)	$(597,674)	$(3,630)	$(9,501)	$—	$(655,797)
Balance on December 31, 2024, net	$102,346	$205	$39,456	$1,723	$120,679	$554	$3,179	$16,573	$284,715
Cost
Balance on January 1, 2025	$102,346	$1,749	$74,178	$10,449	$718,353	$4,184	$12,680	$16,573	$940,512
Additions	—	—	115	89	193	2	147	27,220	27,766
Disposal	—	(1)	(4)	(1,038)	(17,536)	(426)	(537)	—	(19,542)
Effect of deconsolidation of subsidiaries (Note 15)	—	—	—	—	—	(2)	(3)	—	(5)
Effect of foreign exchange differences	—	—	—	—	(102)	—	(5)	(14)	(121)
Others	(374)	46	341	796	23,654	185	3,122	(28,574)	(804)
Balance on December 31, 2025	$101,972	$1,794	$74,630	$10,296	$724,562	$3,943	$15,404	$15,205	$947,806
Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,544)	$(34,722)	$(8,726)	$(597,674)	$(3,630)	$(9,501)	$—	$(655,797)
Depreciation expenses	—	(49)	(1,512)	(680)	(25,827)	(181)	(862)	—	(29,111)
Disposal	—	1	4	1,037	17,534	426	491	—	19,493
Effect of deconsolidation of subsidiaries (Note 15)	—	—	—	—	—	2	3	—	5
Impairment losses	—	—	—	—	(112)	—	—	—	(112)
Effect of foreign exchange differences	—	—	—	—	68	—	3	—	71
Others	—	—	172	—	2,292	(3)	(2,323)	—	138
Balance on December 31, 2025	$—	$(1,592)	$(36,058)	$(8,369)	$(603,719)	$(3,386)	$(12,189)	$—	$(665,313)
Balance on December 31, 2025, net	$101,972	$202	$38,572	$1,927	$120,843	$557	$3,215	$15,205	$282,493

(Concluded)

After the evaluation of certain telecommunications equipment, the Company determined that the recoverable amount of such assets was nil because the telecommunications service provided by 3G network would be discontinued; therefore, the Company recognized an impairment loss of $299 million and $112 million for the years ended December 31, 2023 and 2025, respectively. The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the year ended December 31, 2024.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	2-10 years
Miscellaneous equipment
Leasehold improvements	1-18 years
Mechanical and air conditioner equipment	2-16 years
Others	1-15 years

b.
Assets subject to operating leases

	Land	Buildings	Total
	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2023	$4,376	$3,185	$7,561
Additions	—	4	4
Others	548	942	1,490
Balance on December 31, 2023	$4,924	$4,131	$9,055
Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,362)	$(1,362)
Depreciation expenses	—	(73)	(73)
Others	—	(367)	(367)
Balance on December 31, 2023	$—	$(1,802)	$(1,802)
Balance on December 31, 2023, net	$4,924	$2,329	$7,253
Cost
Balance on January 1, 2024	$4,924	$4,131	$9,055
Additions	—	1	1
Others	(1,820)	(394)	(2,214)
Balance on December 31, 2024	$3,104	$3,738	$6,842
Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,802)	$(1,802)
Depreciation expenses	—	(65)	(65)
Others	—	150	150
Balance on December 31, 2024	$—	$(1,717)	$(1,717)
Balance on December 31, 2024, net	$3,104	$2,021	$5,125
Cost
Balance on January 1, 2025	$3,104	$3,738	$6,842
Additions	—	—	—
Others	351	398	749
Balance on December 31, 2025	$3,455	$4,136	$7,591
Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,717)	$(1,717)
Depreciation expenses	—	(72)	(72)
Others	—	(130)	(130)
Balance on December 31, 2025	$—	$(1,919)	$(1,919)
Balance on December 31, 2025, net	$3,455	$2,217	$5,672

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Year 1	$305	$286
Year 2	198	194
Year 3	122	135
Year 4	92	85
Year 5	62	58
Onwards	137	130
	$916	$888

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

18.
LEASE ARRANGEMENTS
a.
Right-of-use assets

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Land and buildings
Handsets base stations	$7,648	$7,688
Others	1,564	1,492
Equipment	1,700	1,584
	$10,912	$10,764

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Additions to right-of-use assets	$4,415	$4,092	$4,445
Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,939	$3,009	$3,039
Others	787	805	815
Equipment	346	354	468
	$4,072	$4,168	$4,322

The Company did not have significant sublease or impairment of right-of-use assets for the years ended December 31, 2023, 2024 and 2025.

b.
Lease liabilities

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Lease liabilities
Current	$3,558	$3,890
Noncurrent	7,334	7,001
	$10,892	$10,891

Ranges of discount rates for lease liabilities were as follows:

December 31
	2024	2025
Land and buildings
Handsets base stations	0.37%-2.00%	0.37%-2.00%
Others	0.37%-9.00%	0.37%-9.00%
Equipment	0.37%-3.50%	0.37%-3.50%

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

d.
Other lease information

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Expenses relating to low-value asset leases	$9	$10	$9
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$8	$7	$7
Total cash outflow for leases	$4,006	$4,089	$4,305

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 17 and 19.

19.
INVESTMENT PROPERTIES

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Carrying amount
Investment properties	$12,302	$12,420

Investment Properties
NT$
(In Millions)
Cost
Balance on January 1, 2023	$10,780
Additions	54
Reclassification	328
Balance on December 31, 2023	$11,162
Accumulated depreciation and impairment
Balance on January 1, 2023	$(976)
Depreciation expense	(45)
Impairment loss	(336)
Balance on December 31, 2023	$(1,357)
Balance on December 31, 2023, net	$9,805
Cost
Balance on January 1, 2024	$11,162
Additions	4
Reclassification	2,427
Balance on December 31, 2024	$13,593
Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,357)
Depreciation expense	(45)
Reversal of impairment loss	139
Reclassification	(28)
Balance on December 31, 2024	$(1,291)
Balance on December 31, 2024, net	$12,302
Cost
Balance on January 1, 2025	$13,593
Additions	74
Reclassification	76
Balance on December 31, 2025	$13,743
Accumulated depreciation and impairment
Balance on January 1, 2025	$(1,291)
Depreciation expense	(45)
Reversal of impairment loss	28
Reclassification	(15)
Balance on December 31, 2025	$(1,323)
Balance on December 31, 2025, net	$12,420

After the evaluation of land and buildings by comparing the recoverable amount which represented the fair value less costs of disposal with the carrying amount, the Company recognized an impairment loss of $336 million for the year ended December 31, 2023, and reversal of impairment losses of $139 million and $28 million for the years ended December 31, 2024 and 2025, respectively. The impairment loss and the reversal of impairment loss were included in “other income and expenses” in the consolidated statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	15-30 years
Buildings
Main buildings	8-60 years
Other building facilities	10-35 years

The fair values of the Company’s investment properties as of December 31, 2024 and 2025 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

December 31
	2024	2025
	NT$	NT$
(In Millions)
Fair value	$41,285	$43,263
Overall capital interest rate	1.47%-5.81%	1.30%-6.11%
Profit margin ratio	12%-20%	12%-20%
Discount rate	0%-10%	0%-10%
Capitalization rate	1.12%-2.13%	0.64%-1.59%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Year 1	$274	$309
Year 2	248	272
Year 3	217	244
Year 4	192	237
Year 5	190	214
Onwards	1,306	1,233
	$2,427	$2,509

20.
INTANGIBLE ASSETS

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Carrying amount
Mobile Broadband Concession	$65,371	$58,981
Computer software	551	442
Goodwill	217	217
Others	144	122
	$66,283	$59,762

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Cost
Balance on January 1, 2023	$109,963	$2,798	$291	$422	113,474
Additions-acquired separately	—	231	—	6	237
Disposal	—	(499)	—	(6)	(505)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	3	—	—	3
Balance on December 31, 2023	$109,963	$2,533	$291	$422	$113,209
Accumulated amortization and impairment
Balance on January 1, 2023	$(31,813)	$(2,176)	$(74)	$(224)	$(34,287)
Amortization expenses	(6,389)	(276)	—	(34)	(6,699)
Disposal	—	499	—	6	505
Effect of foreign exchange differences	—	(1)	—	—	(1)
Others	—	—	—	—	—
Balance on December 31, 2023	$(38,202)	$(1,954)	$(74)	$(252)	$(40,482)
Balance on December 31, 2023, net	$71,761	$579	$217	$170	$72,727
Cost
Balance on January 1, 2024	$109,963	$2,533	$291	$422	$113,209
Additions-acquired separately	—	229	—	5	234
Disposal	—	(358)	—	(8)	(366)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	24	—	—	24
Balance on December 31, 2024	$109,963	$2,428	$291	$419	$113,101
Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202)	$(1,954)	$(74)	$(252)	$(40,482)
Amortization expenses	(6,390)	(278)	—	(31)	(6,699)
Disposal	—	358	—	8	366
Effect of foreign exchange differences	—	—	—	—	—
Others	—	(3)	—	—	(3)
Balance on December 31, 2024	$(44,592)	$(1,877)	$(74)	$(275)	$(46,818)
Balance on December 31, 2024, net	$65,371	$551	$217	$144	$66,283
Cost
Balance on January 1, 2025	$109,963	$2,428	$291	$419	$113,101
Additions-acquired separately	—	140	—	4	144
Disposal	—	(249)	—	(2)	(251)
Effect of foreign exchange differences	—	—	—	—	—
Others	—	2	—	(1)	1
Balance on December 31, 2025	$109,963	$2,321	$291	$420	$112,995
Accumulated amortization and impairment
Balance on January 1, 2025	$(44,592)	$(1,877)	$(74)	$(275)	$(46,818)
Amortization expenses	(6,390)	(251)	—	(25)	(6,666)
Disposal	—	249	—	2	251
Effect of foreign exchange differences	—	—	—	—	—
Balance on December 31, 2025	$(50,982)	$(1,879)	$(74)	$(298)	$(53,233)
Balance on December 31, 2025, net	$58,981	$442	$217	$122	$59,762

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

The Company did not recognize any impairment loss on intangible assets for the years ended December 31, 2023, 2024 and 2025.

21.
OTHER ASSETS

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Spare parts	$2,006	$2,141
Refundable deposits	2,162	1,975
Other financial assets	1,000	1,000
Prepayments for investments (Note 42)	—	650
Others	2,833	3,170
	$8,001	$8,936
Current
Spare parts	$2,006	$2,141
Others	1,109	1,300
	$3,115	$3,441
Noncurrent
Refundable deposits	$2,162	$1,975
Other financial assets	1,000	1,000
Prepayments for investments (Note 42)	—	650
Others	1,724	1,870
	$4,886	$5,495

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

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2023

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)		(In Dollars)		NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 24/ EUR 1	March 2024	$33.88	Hedging financial assets (liabilities)	$—	$—	$(13)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$13	$—	$—

December 31, 2024

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)		(In Dollars)		NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 341/ EUR 10	March 2025	$34.10	Hedging financial assets (liabilities)	$1	$2	$(1)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$1	$(1)	$—

December 31, 2025

		Notional		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	Amount	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
		(In Millions)		(In Dollars)		NT$	NT$	NT$
						(In Millions)
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 55/ EUR 2	January 2026	$36.92	Hedging financial assets (liabilities)	$—	$—	$2
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 89/ EUR 3	March 2026	$35.55	Hedging financial assets (liabilities)	$3	$—	$2

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(4)	$3	$—

Year ended December 31, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(13)	$—	—	$37	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$(1)	$—	—	$(2)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2025

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
	Hedging Gain or Loss	Amount of Hedge Ineffectiveness	Line Item in Which Hedge	Amount Reclassified to Assets and	Due to Hedged Future Cash Flows No
Hedge	Recognized	Recognized in	Ineffectiveness	the Adjusted	Longer Expected
Transaction	in OCI	Profit or Loss	is Included	Line Item	to Occur
	NT$	NT$	NT$	NT$	NT$
(In Millions)
Cash flow hedge
Forecast equipment purchases	$4	$—	—	$2	$—
				Construction in progress and equipment to be accepted	Other gains and losses

23.
SHORT-TERM LOANS

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Unsecured bank loans	$215	$340

The annual interest rates of bank loans were as follows:

	December 31
	2024	2025
Unsecured bank loans	1.82%-3.49%	2.05%-2.08%

24.
LONG-TERM LOANS

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Secured bank loans (Note 41)	$1,600	$1,600
Unsecured bank loans	35	—
Less: Current portion	(4)	—
	$1,631	$1,600

The annual interest rates of bank loans were as follows:

	December 31
	2024	2025
Secured bank loans	2.09%	2.10%
Unsecured bank loans	2.22%	—

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2024, and the due date of the renewed contract is September 2027.

CLPT entered into an unsecured loan contract with Mega International Commercial Bank, interest is paid monthly. The loan was fully repaid in July 2025.

25.
BONDS PAYABLE

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Unsecured domestic bonds	$30,500	$25,200
Less: Discounts on bonds payable	(12)	(12)
	$30,488	$25,188
Less: Current portion	(8,799)	(1,900)
	$21,689	$23,288

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
			NT$
			(In Millions)
2020-1	A	July 2020 to July 2025	$8,800	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500	0.54%	The same as above
	C	July 2020 to July 2030	3,700	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900	0.42%	The same as above
	B	April 2021 to April 2028	4,100	0.46%	The same as above
	C	April 2021 to April 2031	1,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500	0.69%	The same as above
2025-1 (Sustainable Bond)	—	August 2025 to August 2030	3,500	1.73%	The same as above

26.
TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Trade notes and accounts payable	$17,743	$15,923

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

27.
OTHER PAYABLES

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Accrued salary and compensation	$10,722	$11,408
Accrued compensation to employees and remuneration to directors and supervisors	2,500	2,783
Payables to contractors	2,265	2,484
Amounts collected for others	1,707	1,970
Accrued maintenance costs	1,117	1,210
Payables to equipment suppliers	720	557
Others	7,550	8,304
	$26,581	$28,716

28.
PROVISIONS

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Decommissioning liabilities	$—	$301
Onerous contracts	266	261
Employee benefits	416	255
Warranties	281	252
Others	14	16
	$977	$1,085

Current	$442	$525
Noncurrent	535	560
	$977	$1,085

	Decommissioning liabilities	Onerous Contracts	Employee Benefits	Warranties	Others	Total
	NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2023	$—	$95	$65	$235	$4	$399
Additional / (reversal of) provisions recognized	—	49	323	69	(1)	440
Used / forfeited during the year	—	—	(1)	(66)	—	(67)
Reclassification	—	50	—	—	—	50
Effect of foreign exchange differences	—	—	—	—	—	—
Balance on December 31, 2023	$—	$194	$387	$238	$3	$822

Balance on January 1, 2024	$—	$194	$387	$238	$3	$822
Additional / (reversal of) provisions recognized	—	72	34	114	11	231
Used / forfeited during the year	—	—	(5)	(71)	—	(76)
Effect of foreign exchange differences	—	—	—	—	—	—
Balance on December 31, 2024	$—	$266	$416	$281	$14	$977

Balance on January 1, 2025	$—	$266	$416	$281	$14	$977
Additional / (reversal of) provisions recognized	301	(5)	60	59	6	421
Used / forfeited during the year	—	—	(221)	(88)	(4)	(313)
Effect of foreign exchange differences	—	—	—	—	—	—
Balance on December 31, 2025	$301	$261	$255	$252	$16	$1,085

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
d.
The provision for decommissioning liabilities represents the Company’s obligations to dismantle, remove the asset and restore the site for certain handsets base stations in the future. A provision is recognized for the costs to be incurred for fulfilling these obligations.
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

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Present value of funded defined benefit obligations	$27,985	$27,305
Fair value of plan assets	(34,762)	(34,842)
Funded status - surplus	$(6,777)	$(7,537)

Net defined benefit liabilities	$2,107	$2,329
Net defined benefit assets	(8,884)	(9,866)
	$(6,777)	$(7,537)

Movements in the defined benefit obligations and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$
		(In Millions)
Balance on January 1, 2023	$33,599	$36,580	$(2,981)
Current service cost	1,006	—	1,006
Loss on settlements	1	—	1
Interest expense/interest income	403	452	(49)
Amounts recognized in profit or loss	1,410	452	958
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	309	(309)
Actuarial gain recognized from changes in demographic assumptions	(100)	—	(100)
Actuarial loss recognized from experience adjustments	252	—	252
Amounts recognized in other comprehensive income	152	309	(157)
Contributions from employer	—	1,386	(1,386)
Benefits paid	(4,549)	(4,549)	—
Benefits paid directly by the Company	(299)	—	(299)
Balance on December 31, 2023	30,313	34,178	(3,865)
Current service cost	904	—	904
Interest expense/interest income	372	422	(50)
Amounts recognized in profit or loss	1,276	422	854
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	3,105	(3,105)
Actuarial gain recognized from changes in financial assumptions	(382)	—	(382)
Actuarial loss recognized from experience adjustments	1,232	—	1,232
Amounts recognized in other comprehensive income	850	3,105	(2,255)
Contributions from employer	—	1,245	(1,245)
Benefits paid	(4,188)	(4,188)	—
Settlement of plan obligation of subsidiaries	—	—	—
Benefits paid directly by the Company	(266)	—	(266)
Balance on December 31, 2024	27,985	34,762	(6,777)
Current service cost	810	—	810
Interest expense/interest income	471	602	(131)
Amounts recognized in profit or loss	1,281	602	679
Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	2,399	(2,399)
Actuarial gain recognized from changes in demographic assumptions	(7)	—	(7)
Actuarial loss recognized from changes in financial assumptions	807	—	807
Actuarial loss recognized from experience adjustments	1,501	—	1,501
Amounts recognized in other comprehensive income	2,301	2,399	(98)
Contributions from employer	—	1,118	(1,118)
Benefits paid	(4,039)	(4,039)	—
Benefits paid directly by the Company	(223)	—	(223)
Balance on December 31, 2025	$27,305	$34,842	$(7,537)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Operating costs	$488	$416	$320
Marketing expenses	334	314	253
General and administrative expenses	78	73	61
Research and development expenses	35	32	29
	$935	$835	$663

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

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2024	2025
Discount rates	1.75%	1.50%
Expected rates of salary increase	1.00%-2.25%	1.00%-2.50%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Discount rates
0.5% increase	$(790)	$(723)
0.5% decrease	$836	$889
Expected rates of salary increase
0.5% increase	$904	$956
0.5% decrease	$(862)	$(791)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligations as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
The expected contributions to the plan for the next year	$1,224	$1,096
The average duration of the defined benefit obligations	6-10years	5.7-9 years

As of December 31, 2025, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
NT$
(In Millions)
2026	$2,423
2027	3,927
2028	3,484
2029	2,768
2030 and thereafter	12,243
$24,845

30.
EQUITY
a.
Share capital
1)
Common stocks

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Number of authorized shares	12,000	12,000
Authorized shares	$120,000	$120,000
Number of issued and paid shares	7,757	7,757
Issued shares	$77,574	$77,574

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)
Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2025, the outstanding ADSs were 186 million common stocks, which equaled 19 million units and represented 2.40% of Chunghwa’s total outstanding common stocks.

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

b.
Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Balance on January 1, 2023	$126,045	$1	$2,138	$987	$25	$20,648	$149,844
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(26)	—	—	—	—	(26)
Actual acquisition of interests in subsidiaries	—	—	—	—	—	—	—
Changes in equities of subsidiaries	—	—	8	—	—	—	8
Balance on December 31, 2023	$126,045	$(25)	$2,146	$987	$27	$20,648	$149,828

Balance on January 1, 2024	$126,045	$(25)	$2,146	$987	$27	$20,648	$149,828
Unclaimed dividend	—	—	—	—	2	—	2
Actual disposal of interests in subsidiaries	—	—	—	224	—	—	224
Changes in equities of subsidiaries	—	—	—	—	—	—	—
Balance on December 31, 2024	$126,045	$(25)	$2,146	$1,211	$29	$20,648	$150,054

Balance on January 1, 2025	$126,045	$(25)	$2,146	$1,211	$29	$20,648	$150,054
Unclaimed dividend	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1)	—	—	—	—	(1)
Actual disposal of interests in subsidiaries	—	—	2	234	—	—	236
Change in additional paid-in capital for not participating in the capital increase of subsdiaries	—	—	630	—	—	—	630
Changes in equities of subsidiaries	—	—	2	—	—	—	2
Balance on December 31, 2025	$126,045	$(26)	$2,780	$1,445	$31	$20,648	$150,923

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

The appropriations of the 2023 and 2024 earnings of Chunghwa approved by the stockholders in their meetings on May 31, 2024 and May 29, 2025 were as follows:

	Appropriation of Earnings (NT$)		Dividends Per Share (NT$)
	For Fiscal Year 2023	For Fiscal Year 2024	For Fiscal Year 2023	For Fiscal Year 2024
	(In Millions)
Reversal of special reserve	$(223)	$—
Cash dividends	36,910	38,787	$4.758	$5.000

The appropriations of earnings for 2025 had been proposed by Chunghwa’s Board of Directors on February 26, 2026. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Cash dividends	$40,339	$5.200

The appropriations of earnings for 2025 are subject to the resolution of the stockholders’ meeting planned to be held on May 29, 2026.

d.
Others
1)
Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)
Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$(125)	$521	$564
Recognized for the year
Unrealized gain or loss
Equity instruments	641	45	613
Income tax relating to unrealized gain or loss	—	—	—
Share of profits (loss) of associates and joint ventures accounted for using equity method	5	(2)	32
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 9)	—	—	—
Ending balance	$521	$564	$1,209

e.
Noncontrolling interests

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Beginning balance	$12,408	$12,432	$12,980
Attributable to noncontrolling interests
Net income for the year	1,103	1,319	1,786
Exchange differences arising from the translation of the foreign operations	2	12	(9)
Unrealized gain or loss on financial assets at FVOCI	(22)	4	7
Remeasurements of defined benefit pension plans	12	18	2
Income tax relating to other comprehensive income	(2)	(4)	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(21)	17	(12)
Cash dividends distributed by subsidiaries	(1,092)	(898)	(1,307)
Loss of control of subsidiaries (Note 15)	—	—	20
Actual disposal of interests in subsidiaries	—	35	75
Change in additional paid-in capital for not particiapting in the capital increase of a subsidiary	—	—	759
Net increase in noncontrolling interests	44	45	39
Ending balance	$12,432	$12,980	$14,340

31.
REVENUE

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Revenue from contracts with customers	$220,190	$227,185	$233,651
Other revenues
Government grants income	1,704	1,393	1,363
Rental income	1,120	1,196	885
Others	185	194	215
	3,009	2,783	2,463
Total	$223,199	$229,968	$236,114

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information for details.

a.
Disaggregation of revenue

Please refer to Note 44 Segment Information for details.

b.
Contract balances

	January 1,	December 31
	2024	2024	2025
	NT$	NT$	NT$
	(In Millions)
Trade notes and accounts receivable (Note 11)	$24,842	$26,026	$27,396
Contract assets
Products and service bundling	$9,297	$10,446	$10,992
Others	1,206	2,306	2,345
Less : Loss allowance	(21)	(24)	(28)
	$10,482	$12,728	$13,309
Current	$6,713	$8,401	$8,576
Noncurrent	3,769	4,327	4,733
	$10,482	$12,728	$13,309
Contract liabilities
Telecommunications business	$14,016	$13,931	$13,541
Project business	6,654	8,015	12,061
Advance house and land receipts (Notes 12 and 42)	460	1,064	1,228
Others	518	832	1,033
	$21,648	$23,842	$27,863
Current	$14,088	$16,301	$21,296
Noncurrent	7,560	7,541	6,567
	$21,648	$23,842	$27,863

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Contract assets
Net increase of customer contracts	$7,961	$8,617	$8,351
Reclassified to trade receivables	(6,574)	(7,443)	(7,842)
	$1,387	$1,174	$509
Contract liabilities
Net increase of customer contracts	$187	$197	$224
Recognized as revenues	(173)	(184)	(215)
	$14	$13	$9

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

Revenue recognized for the year that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Telecommunications business	$6,660	$6,721	$6,889
Project business	5,290	4,474	5,072
Others	540	459	540
	$12,490	$11,654	$12,501
c.
Incremental costs of obtaining contracts

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Current
Incremental costs of obtaining contracts	$339	$339

Noncurrent
Incremental costs of obtaining contracts	$1,222	$1,109

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. The Company also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized and classified as current by the operating cycle. Amortization expenses for the years ended December 31 2023, 2024 and 2025 were $856 million, $906 million and $945 million, respectively.

d.
Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $45,355 million. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $26,158 million, $13,978 million and $5,219 million in 2026, 2027 and 2028, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2025, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $47,078 million. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $23,571 million, $13,431 million and $10,076 million in 2026, 2027 and 2028, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

32.
NET INCOME
a.
Other income and expenses

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Loss on disposal of property, plant and equipment	$—	$(17)	$(28)
Impairment loss on property, plant and equipment	(299)	—	(112)
Reversal of impairment loss / (impairment loss) on investment properties	(336)	139	28
Gain on disposal of intangible assets	—	—	—
	$(635)	$122	$(112)

b.
Other income

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Dividend income	$167	$240	$281
Rental income	76	75	77
Others	139	148	134
	$382	$463	$492

c.
Other gains and losses

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	$(98)	$(147)	$(92)
Foreign currency exchange gain or loss, net	(116)	(22)	6
Gain on disposal of subsidiaries	—	—	15
Gain on disposal of investments accounted for using equity method, net	6	85	733
Gain on disposal of financial instruments, net	—	1	—
Others	(71)	(11)	(35)
	$(279)	$(94)	$627

d.
Interest expenses

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Interest on bonds payable	$168	$168	$169
Interest on lease liabilities	105	128	154
Interest paid to financial institutions	44	42	45
Others	2	1	2
	$319	$339	$370

e.
Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Contract assets	$2	$3	$4
Trade notes and accounts receivable	$128	$179	$196
Other receivables	$22	$6	$9
Inventories	$23	$60	$34
Property, plant and equipment	$299	$—	$112
Investment properties	$336	$(139)	$(28)

f.
Depreciation and amortization expenses

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Property, plant and equipment	$28,839	$28,707	$29,183
Right-of-use assets	4,072	4,168	4,322
Investment properties	45	45	45
Intangible assets	6,699	6,699	6,666
Incremental costs of obtaining contracts	856	906	945
Total depreciation and amortization expenses	$40,511	$40,525	$41,161
Depreciation expenses summarized by functions
Operating costs	$30,874	$30,770	$31,350
Operating expenses	2,082	2,150	2,200
	$32,956	$32,920	$33,550
Amortization expenses summarized by functions
Operating costs	$7,370	$7,406	$7,434
Marketing expenses	70	95	94
General and administrative expenses	68	63	57
Research and development expenses	47	41	26
	$7,555	$7,605	$7,611

g.
Employee benefit expenses

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Post-employment benefit
Defined contribution plans	$963	$1,074	$1,216
Defined benefit plans	935	835	663
	1,898	1,909	1,879
Share-based payment
Equity-settled share-based payment	8	8	10
Other employee benefit (Note)	44,305	46,964	49,472
Total employee benefit expenses	$46,211	$48,881	$51,361
Summary by functions
Operating costs	$21,858	$22,796	$23,681
Operating expenses	24,353	26,085	27,680
	$46,211	$48,881	$51,361

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

According to the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on May 31, 2024, the distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no more than 0.17%. According to the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on May 29, 2025, no less than 20% of the total employees’ compensation shall be distributed to non-executive employees. As of December 31, 2025, the payables of the employees’ compensation and the remuneration to directors were $2,112 million and $42 million, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on February 26, 2026 and will be reported to the stockholders in their meeting planned to be held on May 29, 2026.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2023 and 2024 approved by the Board of Directors on February 23, 2024 and February 26, 2025, respectively, were as follows:

	2023	2024
	Cash	Cash
	NT$	NT$
	(In Millions)
Compensation distributed to the employees	$1,522	$1,932
Remuneration paid to the directors	40	40

There was no difference between the initial accrual amounts recognized in 2023 and 2024 and the amounts approved by in the Board of Directors in 2024 and 2025 of the aforementioned compensation to employees and the remuneration to directors.

33.
INCOME TAX
a.
Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Current tax
Current tax expenses recognized for the year	$8,875	$9,199	$9,721
Income tax on unappropriated earnings	(31)	122	43
Income tax adjustments on prior years	(128)	(176)	(20)
Others	4	4	4
	8,720	9,149	9,748
Deferred tax
Deferred tax expense recognized for the year	218	176	28
Income tax adjustments on prior years	9	8	—
	227	184	28
Income tax recognized in profit or loss	$8,947	$9,333	$9,776

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Income before income tax	$47,008	$47,841	$50,267
Income tax expense calculated at the statutory rate	$9,401	$9,568	$10,053
Nondeductible income and expenses in determining taxable income	28	25	20
Tax-exempt income	(9)	(29)	(159)
Income tax on unappropriated earnings	(31)	122	43
Investment credits	(209)	(218)	(239)
Effect of different tax rates of group entities operating in other jurisdictions	(7)	10	(14)
Income tax adjustments on prior years	(119)	(168)	(20)
Others	(107)	23	92
Income tax expense recognized in profit or loss	$8,947	$9,333	$9,776

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.
Income tax recognized in other comprehensive income

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Deferred tax
Remeasurement on defined benefit pension plans	$31	$451	$20
Unrealized gain or loss on financial assets at FVOCI	—	—	—
	$31	$451	$20

c.
Current tax assets and liabilities

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Current tax assets
Tax refund receivable (included in other current assets - others)	$5	$15
Current tax liabilities
Income tax payable	$6,822	$7,346

d.
Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2023

	January 1, 2023	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2023
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,514	$1	$(31)	$1,484
Allowance for doubtful receivables over quota	184	(41)	—	143
Valuation loss on financial assets	24	21	—	45
Impairment loss on assets	—	60	—	60
Valuation loss on inventory	105	(29)	—	76
Estimated warranty liabilities	47	1	—	48
Valuation loss on onerous contracts	18	19	—	37
Seniority bonus	5	64	—	69
Unrealized foreign exchange loss, net	58	(55)	—	3
Share of profit or loss of associates and joint ventures accounted for using equity method	2	6	—	8
Accrued award credits liabilities	12	5	—	17
Deferred revenue	30	(15)	—	15
Others	28	(3)	—	25
	2,027	34	(31)	2,030
Loss carryforwards	170	(101)	—	69
	$2,197	$(67)	$(31)	$2,099

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(2,114)	$(146)	$—	$(2,260)
Deferred revenue for award credits	(70)	4	—	(66)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(20)	2	—	(18)
Unrealized foreign exchange gain, net	(1)	(11)	—	(12)
Others	(1)	(9)	—	(10)
	$(2,301)	$(160)	$—	$(2,461)

For the year ended December 31, 2024

	January 1, 2024	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2024
	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,484	$11	$(450)	$1,045
Allowance for doubtful receivables over quota	143	(25)	—	118
Valuation loss on financial assets	45	29	—	74
Impairment loss on assets	60	—	—	60
Valuation loss on inventory	76	3	—	79
Estimated warranty liabilities	48	8	—	56
Valuation loss on onerous contracts	37	8	—	45
Seniority bonus	69	6	—	75
Unrealized foreign exchange loss, net	3	(2)	—	1
Share of profit or loss of associates and joint ventures accounted for using equity method	8	7	—	15
Accrued award credits liabilities	17	(2)	—	15
Deferred revenue	15	(10)	—	5
Others	25	48	—	73
	2,030	81	(450)	1,661
Loss carryforwards	69	(69)	—	—
	$2,099	$12	$(450)	$1,661

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(2,260)	$(142)	$(1)	$(2,403)
Deferred revenue for award credits	(66)	(45)	—	(111)
Land value incremental tax	(95)	—	—	(95)
Intangible assets	(18)	2	—	(16)
Unrealized foreign exchange gain, net	(12)	6	—	(6)
Valuation gain on financial assets, net	—	—	—	—
Others	(10)	(17)	—	(27)
	$(2,461)	$(196)	$(1)	$(2,658)

For the year ended December 31, 2025

	January 1, 2025	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Effect of Deconsolidation of Subsidiaries (Note 15)	December 31, 2025
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,045	$16	$(19)	$—	$1,042
Allowance for doubtful receivables over quota	118	41	—	—	159
Valuation loss on financial assets	74	20	—	—	94
Impairment loss on assets	60	22	—	—	82
Valuation loss on inventory	79	1	—	(2)	78
Decommissioning liabilities	—	60	—	—	60
Estimated warranty liabilities	56	(5)	—	—	51
Valuation loss on onerous contracts	45	3	—	—	48
Seniority bonus	75	(32)	—	—	43
Unrealized foreign exchange loss, net	1	19	—	—	20
Share of profit or loss of associates and joint ventures accounted for using equity method	15	4	—	—	19
Accrued award credits liabilities	15	(2)	—	—	13
Deferred revenue	5	(5)	—	—	—
Others	73	—	—	—	73
	$1,661	$142	$(19)	$(2)	$1,782

Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$(2,403)	$(147)	$(1)	$—	$(2,551)
Deferred revenue for award credits	(111)	(12)	—	—	(123)
Land value incremental tax	(95)	—	—	—	(95)
Intangible assets	(16)	3	—	—	(13)
Unrealized foreign exchange gain, net	(6)	3	—	—	(3)
Valuation gain on financial assets, net	—	—	—	—	—
Others	(27)	(17)	—	—	(44)
	$(2,658)	$(170)	$(1)	$—	$(2,829)

e.
Unused loss carryforwards and deductible temporary differences for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Loss carryforwards
Expire in 2025	$17	$—
Expire in 2026	10	8
Expire in 2027	3	3
Expire in 2028	1	1
Expire in 2029	2	1
Expire in 2030	1	—
Expire in 2031	1	—
Expire in 2032	6	5
Expire in 2033	20	16
Expire in 2034	12	11
Expire in 2035	—	8
	$73	$53

Deductible temporary differences	$16	$18
f.
Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2022. Income tax returns of SENAO, Youth, ISPOT, Aval, Wiin, SENYOUNG, HHI, CHYP, CHSI, LED, SHE, CHIEF, Unigate, CHI, CHPT, NavCore, TestPro, SFD, CLPT, CHTSC, IISI and UTC have been examined by the tax authorities through 2023.

h. Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

34.
EARNINGS PER SHARE

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Net income used to compute the basic earnings per share
Net income attributable to the parent	$36,958	$37,189	$38,705
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(5)	(3)	(5)
Net income used to compute the diluted earnings per share	$36,953	$37,186	$38,700

Weighted Average Number of Common Stocks

(Millions Shares)

	Year Ended December 31
	2023	2024	2025
Weighted average number of common stocks used to compute the basic earnings per share	7,757	7,757	7,757
Assumed conversion of all dilutive potential common stocks
Employee compensation	8	18	19
Weighted average number of common stocks used to compute the diluted earnings per share	7,765	7,775	7,776

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
CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 200 stock options on November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $206.00 per share. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the years ended December 31, 2023 and 2024 were $5.0 million and $2.7 million, respectively. CHIEF did not recognize any compensation costs for stock options for the year ended December 31, 2025.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in August 2023 and July 2024; therefore, the exercise price changed from $193.50 to $171.70 and $166.50 per share, respectively. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2023, 2024 and 2025 was as follows:

	Year Ended December 31, 2023		Year Ended December 31, 2024		Year Ended December 31, 2025
	Granted on November 13, 2020		Granted on November 13, 2020		Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	142.25	$193.50	93	$171.70	7	$166.50
Options exercised	(47.00)	171.70	(85)	166.50	(7)	166.50
Options forfeited	(2.25)	—	(1)	—	—	—
Options outstanding at end of the year	93.00	171.70	7	166.50	—	—
Options exercisable at end of the year	—	—	7	166.50	—	—
Weighted average remaining contractual life (years)	1.87		0.87		—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$356.00
Exercise price (NT$)	$206.00
Dividend yield	—
Risk-free interest rate	0.18%
Expected life	5 years
Expected volatility	34.61%
Weighted average fair value of grants (NT$)	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.

b.
New shares reserved for subscription by employees under capital increase of CHTSC

On June 25, 2025, the Board of Directors of CHTSC approved the capital increase to issue 3.7 million shares and simultaneously reserved 0.6 million shares, representing 15% of the total issuance, for subscription by employees. Furthermore, when the employees did not fully subscribe or discarded their rights to subscribe shares, the Board of Directors of CHTSC authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date in accordance with IFRS 2 “Share-based Payment”. The fair value of CHTSC’s options granted to employees was $1.03 per share. The compensation costs for stock options for the year ended December 31, 2025 were $0.5 million.

CHTSC used the fair value method to evaluate the options granted to employees on August 20, 2025 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on August 20, 2025
Grant-date share price (NT$)	$216.96
Exercise price (NT$)	$238.00
Dividend yield	—
Risk-free interest rate	0.97%
Expected life	0.038 years
Expected volatility	39.95%
Weighted average fair value of grants (NT$)	$1.03

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

The compensation costs for stock options for the years ended December 31, 2023, 2024 and 2025 were $0.5 million, $0.2 million and $74 thousand, respectively.

Information about CHTSC’s outstanding stock options for the years ended December 31, 2023, 2024 and 2025 was as follows:

	Year Ended December 31, 2023
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	1,083	$19.085	2,343	$19.085
Options exercised	(1,002)	19.085	(778)	19.085
Options forfeited	(41)	—	(46)	—
Options outstanding at end of the year	40	19.085	1,519	19.085
Options exercisable at end of the year	5	19.085	7	19.085
Weighted average remaining contractual life (years)	0.97		2.14

	Year Ended December 31, 2024
	Granted on December 20, 2019		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	40	$19.085	1,519	$19.085
Options exercised	(20)	19.085	(699)	19.085
Options forfeited	(20)	—	(165)	—
Options outstanding at end of the year	—	—	655	19.085
Options exercisable at end of the year	—	—	5	19.085
Weighted average remaining contractual life (years)	—		1.14

	Year Ended December 31, 2025
	Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	655	$19.085
Options exercised	(651)	19.085
Options forfeited	(2)	—
Options outstanding at end of the year	2	19.085
Options exercisable at end of the year	2	19.085
Weighted average remaining contractual life (years)	0.14

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
CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600, 755 and 305 stock options on February 26, 2021, May 31, 2022, September 26, 2023 and October 30, 2025, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date. In addition, the Board of Directors of CLPT approved an amendment to the CLPT Plan on October 30, 2025. Under the amended plan, the stock options were valid until December 31, 2025. Employees may exercise the options immediately upon grant, and the vesting conditions were revised from the original service requirement of 2 to 3 years to full and immediate vesting.

The compensation costs for stock options for the years ended December 31, 2023, 2024 and 2025 were $2.9 million, $4.9 million and $9.7 million, respectively.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2023 and October 2024; therefore, the exercise price changed from $15.90 to $14.40 and $13.30 per share, respectively. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in September 2023, October 2024 and October 2025; therefore, the exercise price changed from $16.87 to $15.30, $14.10 and $12.60 per share, respectively. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on September 26, 2023 in September 2023, October 2024 and October 2025; therefore, the exercise price changed from $16.87 to $15.30, $14.10 and $12.60 per share, respectively. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the years ended December 31, 2023, 2024 and 2025 was as follows:

	Year Ended December 31, 2023
	Granted on February 26, 2021		Granted on May 31, 2022		Granted on September 26, 2023
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	510	$15.90	440	$16.87	—	$—
Options granted	—	—	—	—	755	16.87
Options exercised	(55)	15.90	—	—	—	—
Options forfeited	(15)	—	—	—	—	—
Options outstanding at end of the year	440	14.40	440	15.30	755	15.30
Options exercisable at end of the year	192	14.40	—	—	—	—
Weighted average remaining contractual life (years)	1.16		2.41		3.74

	Year Ended December 31, 2024
	Granted on February 26, 2021		Granted on May 31, 2022		Granted on September 26, 2023
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	440	$14.40	440	$15.30	755	$15.30
Options exercised	(415)	14.40	(220)	15.30	—	—
Options forfeited	—	—	—	—	(5)	—
Options outstanding at end of the year	25	13.30	220	14.10	750	14.10
Options exercisable at end of the year	25	13.30	—	—	—	—
Weighted average remaining contractual life (years)	0.16		1.41		2.74

	Year Ended December 31, 2025
	Granted on February 26, 2021		Granted on May 31, 2022		Granted on September 26, 2023		Granted on October 30, 2025
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	25	$13.30	220	$14.10	750	$14.10	—	$—
Options granted	—	—	—	—	—	—	305	16.87
Options exercised	—	—	(220)	12.60	(750)	12.60	(305)	16.87
Options forfeited	(25)	—	—	—	—	—	—	—
Options outstanding at end of the year	—	—	—	—	—	—	—	—
Options exercisable at end of the year	—	—	—	—	—	—	—	—
Weighted average remaining contractual life (years)	—		—		—		—

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on February 26, 2021	Stock Options Granted on May 31, 2022	Stock Options Granted on September 26, 2023	Stock Options Granted on October 30, 2025
Grant-date share price (NT$)	$17.63	$18.66	$28.43	$33.41
Exercise price (NT$)	$16.87	$16.87	$16.87	$16.87
Dividend yield	—	—	—	—
Risk-free interest rate	0.31%	0.98%	1.10%	1.20%
Expected life	4 years	4 years	4 years	0.08 years
Expected volatility	35.22%	35.76%	31.99%	29.59%
Weighted average fair value of grants (NT$)	$4,750	$5,665	$13,225	$16,560

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

e.
New shares reserved for subscription by employees under capital increase of IISI

On September 23, 2025, the Board of Directors of IISI approved the capital increase to issue 7.7 million shares and simultaneously reserved 1.2 million shares, representing 15% of the total issuance, for subscription by employees. Furthermore, when the employees did not fully subscribe or discarded their rights to subscribe shares, the Board of Directors of IISI authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date in accordance with IFRS 2 “Share-Based Payment”. The fair value of IISI’s options granted to employees was $1.57 per share. The compensation costs for stock options for the year ended December 31, 2025 were $1.8 million.

IISI used the fair value method to evaluate the options granted to employees on November 7, 2025 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 7, 2025
Grant-date share price (NT$)	$46.12
Exercise price (NT$)	$46.00
Dividend yield	—
Risk-free interest rate	1.20%
Expected life	0.04 years
Expected volatility	40.69%
Weighted average fair value of grants (NT$)	$1.57

Expected volatility was based on the average historical share price volatility of IISI’s comparable companies over the one-year period before the grant date.

36.
CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing activities	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Additions of property, plant and equipment	$30,398	$28,576	$27,766
Changes in other payables	343	180	(68)
Payments for acquisition of property, plant and equipment	$30,741	$28,756	$27,698

Financing activities

			Changes in Non-Cash Transactions
	Balance on January 1, 2023	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operating Activities - Interest Paid	Balance on December 31, 2023
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$10,673	$(3,884)	$4,415	$(124)	$(105)	$10,975

			Changes in Non-Cash Transactions
	Balance on January 1, 2024	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operating Activities - Interest Paid	Balance on December 31, 2024
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$10,975	$(3,944)	$4,092	$(103)	$(128)	$10,892

			Changes in Non-Cash Transactions
	Balance on January 1, 2025	Cash Flows from Financing Activities	New Leases	Others	Cash Flows from Operating Activities - Interest Paid	Balance on December 31, 2025
	NT$	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$10,892	$(4,135)	$4,445	$(157)	$(154)	$10,891

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

38.
FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,005	$1,214
Hedging financial assets	1	3
Financial assets at amortized cost (Note a)	91,049	93,016
Financial assets at FVOCI	4,667	6,806
Financial liabilities
Measured at FVTPL
Held for trading	—	—
Hedging financial liabilities	2	—
Financial liabilities at amortized cost (Note b)	69,231	63,015

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

1)
Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Assets
USD	$2,962	$3,982
EUR	57	46
SGD	1,075	2,235
RMB	176	98
Liabilities
USD	1,216	1,594
EUR	1,039	1,459
SGD	1,739	1,561
RMB	41	45

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Assets
USD	$—	$—
EUR	1	6
Liabilities
USD	—	—
EUR	2	—

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

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Profit or loss
Monetary assets and liabilities (a)
USD	$51	$87	$119
EUR	(30)	(49)	(71)
SGD	(47)	(33)	34
RMB	6	7	3
Derivatives (b)
USD	—	2	1
EUR	7	1	5
Equity
Derivatives (c)
EUR	1	17	7
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

2)
Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Fair value interest rate risk
Financial assets	$47,563	$41,451
Financial liabilities	41,445	36,419
Cash flow interest rate risk
Financial assets	12,950	18,424
Financial liabilities	1,785	1,600

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

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $17 million, $28 million and $42 million for the years ended December 31, 2023, 2024 and 2025, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

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

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2023 would have increased/decreased by $51 million and $221 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2024 would have increased/decreased by $48 million and $233 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income for the year ended December 31, 2025 would have increased/decreased by $57 million and $340 million as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI, respectively.

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

December 31, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$42,220	$—	$2,500	$5,311	$—	$50,031
Floating interest rate instruments	2.08	104	6	79	1,691	—	1,880
Fixed interest rate instruments	0.54	79	45	8,969	17,248	4,719	31,060
		$42,403	$51	$11,548	$24,250	$4,719	$82,971

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,586	$5,255	$2,143	$164	$11,148

December 31, 2025

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
		NT$	NT$	NT$	NT$	NT$	NT$
		(In Millions)
Non-derivative financial liabilities
Non-interest bearing	—	$41,947	$—	$2,783	$5,262	$—	$49,992
Floating interest rate instruments	2.10	3	6	25	1,625	—	1,659
Fixed interest rate instruments	0.73	225	178	2,097	22,675	1,002	26,177
		$42,175	$184	$4,905	$29,562	$1,002	$77,828

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Lease liabilities	$3,918	$5,392	$1,685	$153	$11,148

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
December 31, 2024
Gross settled
Forward exchange contracts
Inflows	$46	$350	$—	$—	$396
Outflows	46	351	—	—	397
	$—	$(1)	$—	$—	$(1)
December 31, 2025
Gross settled
Forward exchange contracts
Inflows	$85	$184	$—	$—	$269
Outflows	85	178	—	—	263
	$—	$6	$—	$—	$6

2)
Financing facilities

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Unsecured bank loan facilities
Amount used	$250	$340
Amount unused	56,438	26,974
	$56,688	$27,314
Secured bank loan facilities
Amount used	$1,600	$1,600
Amount unused	15	15
	$1,615	$1,615

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

	December 31, 2024		December 31, 2025
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Millions)
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,000	$2,002	$2,020	$2,030
Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$30,488	$30,485	$25,188	$25,197

The fair value of bonds is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.
Financial instruments that are measured at fair value on a recurring basis

December 31, 2024

	Level 1	Level 2	Level 3	Total
	(In Millions)
Financial assets at FVTPL
Derivatives	$—	$—	$—	$—
Non-listed stocks	—	—	661	661
Limited partnership	—	—	307	307
Other investing agreements	—	—	37	37
	$—	$—	$1,005	$1,005
Financial assets at FVOCI
Listed and emerging stocks	$126	$—	$—	$126
Non-listed stocks	—	—	4,541	4,541
	$126	$—	$4,541	$4,667
Hedging financial assets	$—	$1	$—	$1
Hedging financial liabilities	$—	$2	$—	$2

December 31, 2025

	Level 1	Level 2	Level 3	Total
	(In Millions)
Financial assets at FVTPL
Derivatives	$—	$3	$—	$3
Non-listed stocks	—	—	641	641
Limited partnership	—	—	500	500
Other investing agreements	—	—	70	70
	$—	$3	$1,211	$1,214
Financial assets at FVOCI
Listed and emerging stocks	$316	$—	$—	$316
Non-listed stocks	—	—	6,490	6,490
	$316	$—	$6,490	$6,806
Financial liabilities at FVTPL
Derivatives	$—	$—	$—	$—
Hedging financial assets	$—	$3	$—	$3
Hedging financial liabilities	$—	$—	$—	$—

There were no transfers between Levels 1 and 2 for the years ended December 31, 2023, 2024 and 2025.

The reconciliations for financial assets measured at Level 3 were listed below:

2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2023	$1,020	$3,218	$4,238
Acquisition	133	305	438
Recognized in profit or loss under “Other gains and losses”	(95)	—	(95)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	649	649
Proceeds from capital reduction from investees and profit distribution	(22)	(3)	(25)
Balance at December 31, 2023	$1,036	$4,169	$5,205
Unrealized gain or loss in 2023	$(95)

2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2024	$1,036	$4,169	$5,205
Acquisition	159	313	472
Recognized in profit or loss under “Other gains and losses”	(147)	—	(147)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	62	62
Proceeds from capital reduction from investees and profit distribution	(43)	(3)	(46)
Balance at December 31, 2024	$1,005	$4,541	$5,546
Unrealized gain or loss in 2024	$(143)

2025

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
	NT$	NT$	NT$
		(In Millions)
Balance at January 1, 2025	$1,005	$4,541	$5,546
Acquisition	326	1,465	1,791
Disposal	—	—	—
Recognized in profit or loss under “Other gains and losses”	(95)	—	(95)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	523	523
Proceeds from capital reduction from investees and profit distribution	(25)	(39)	(64)
Balance at December 31, 2025	$1,211	$6,490	$7,701
Unrealized gain or loss in 2025	$(95)

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

	December 31
	2024	2025
Discount for lack of marketability	20.00%-30.00%	10.00%-30.00%
Noncontrolling interests discount	15.00%-29.04%	10.00%-29.04%
Growth rate of long-term revenue	0.12%	1.33%
Discount rate	8.32%-14.40%	8.21%-11.60%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Discount for lack of marketability
5% increase	$(63)	$(131)
5% decrease	$63	$131
Noncontrolling interests discount
5% increase	$(51)	$(121)
5% decrease	$51	$121
Growth rate of long-term revenue
0.1% increase	$31	$40
0.1% decrease	$(31)	$(40)
Discount rate
1% increase	$(363)	$(458)
1% decrease	$439	$560

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

a.
The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, SNI
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, SNI
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CISG
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Gather Works Co., Ltd.	Associate
Porrima Inc.	Associate
Taiwania Hive Technology Fund L.P.	Associate
Chunghwa Sochamp Technology Inc.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Ba Gua Liao Foundation	Substantial related party of SENAO
Chi Yue Charity Foundation	Substantial related party of SENAO
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
UDN Digital Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI

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

1)
Operating transactions

	Revenues
	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Associates	$403	$402	$330
Others	57	65	182
	$460	$467	$512

	Operating Costs and Expenses
	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Associates	$1,322	$1,108	$835
Others	74	82	87
	$1,396	$1,190	$922

2)
Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
		(In Millions)
Associates	$38	$40	$44
Others	2	1	5
	$40	$41	$49

3)
Receivables

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Associates	$184	$184
Others	9	29
	$193	$213

4)
Payables

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Associates	$476	$163
Others	4	14
	$480	$177

5)
Customers’ deposits

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Associates	$4	$2

6)
Acquisition of property, plant and equipment

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Associates	$173	$144	$22

7)
Acquisition of intangible assets

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Associates	$—	$—	$—

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

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of December 31, 2024 and 2025 were as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Lease liabilities - current	$204	$297
Lease liabilities - noncurrent	1,463	1,192
	$1,667	$1,489

The interest expense recognized for the aforementioned lease liabilities for the years ended December 31, 2023, 2024 and 2025 were $8 million, $7 million and $7 million, respectively.

9) Others

The bank deposits and other financial assets of NCB as of December 31, 2024 and 2025 were as follows:

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Bank deposits and other financial assets	$2,709	$3,238

The interest income recognized for the aforementioned bank deposits and other financial assets for the years ended December 31, 2023, 2024 and 2025 were $1 million, $25 million and 49 million, respectively.

c.
Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
		(In Millions)
Short-term employee benefits	$352	$369	$438
Post-employment benefits	26	9	15
Share-based payment	1	1	1
	$379	$379	$454

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

	December 31
	2024	2025
	NT$	NT$
	(In Millions)
Property, plant and equipment	$2,439	$2,410
Land held under development (included in inventories)	1,999	1,999
Restricted assets (included in other assets - others)	1,189	1,306
	$5,627	$5,715

42.
SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2025 were as follows:

a.
Acquisitions of property, plant and equipment of $21,660 million.
b.
Acquisitions of telecommunications-related inventory of $8,021 million.

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
f.
Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177 million and SGD 51 million; as of December 31, 2025, Chunghwa had paid the amount of EUR 118 million. Chunghwa signed a contract for Astranis block 3 Satellite with Astranis Space Technologies Corp. for a total transaction price of USD 115 million; as of December 31, 2025, Chunghwa had paid the amount of USD 17 million. The aforementioned amounts are classified as prepayments.
g.
The Company has signed the house and land presale contracts amounting to $7,691 million and has received $1,228 million in accordance with the contracts (classified as contract liabilities).
h.
Chunghwa’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024. The investment amount is capped at $1,200 million. Chunghwa and CDCC Capital invested a total of $650 million in December 2025 (classified as other assets - prepayments for investments).
i.
Chunghwa entered into long term energy purchase contracts with the suppliers, under which the contract terms specify the performance periods, quantities and prices that Chunghwa is required to fulfill.

43.
SIGNIFICANT SUBSEQUENT EVENTS
a.
CHPT issued its first 3-year unsecured convertible corporate bond at the amount of $2,569 million in January 2026.
b.
On February 25, 2026, the Board of Directors of CHIEF resolved to repurchase 1 million treasury shares for the purpose of transferring shares to the employees. The repurchase price range is between $280 and $470. When CHIEF’s stock price falls below the set floor price, CHIEF will continue to execute the repurchase plan. CHIEF expects to repurchase for the period from February 26, 2026 to April 25, 2026.
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

a.
Segment revenues and operating results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Year ended December 31, 2023
Revenues
From external customers	$137,093	$73,005	$9,188	$3,913	$223,199
Intersegment revenues	2,626	1,014	995	406	5,041
Segment revenues	$139,719	$74,019	$10,183	$4,319	228,240
Intersegment elimination					(5,041)
Consolidated revenues					$223,199
Segment income before income tax	$28,907	$14,363	$2,141	$1,597	$47,008

Year ended December 31, 2024
Revenues
From external customers	$139,982	$75,338	$9,919	$4,729	$229,968
Intersegment revenues	2,765	884	1,107	376	5,132
Segment revenues	$142,747	$76,222	$11,026	$5,105	235,100
Intersegment elimination					(5,132)
Consolidated revenues					$229,968
Segment income before income tax	$29,771	$12,881	$2,383	$2,806	$47,841

Year ended December 31, 2025
Revenues
From external customers	$143,365	$77,236	$9,517	$5,996	$236,114
Intersegment revenues	2,941	1,030	955	380	5,306
Segment revenues	$146,306	$78,266	$10,472	$6,376	241,420
Intersegment elimination					(5,306)
Consolidated revenues					$236,114
Segment income before income tax	$31,312	$12,503	$2,219	$4,233	$50,267

b.
Other segment information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

For the year ended December 31, 2023

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits (loss) of associates and joint ventures accounted for using equity method	$(129)	$29	$283	$70	$253
Interest income	$25	$58	$36	$499	$618
Interest expenses	$185	$94	$8	$32	$319
Depreciation and amortization	$28,699	$9,721	$1,354	$737	$40,511
Impairment loss on investment properties	$—	$—	$—	$336	$336
Impairment loss on property, plant and equipment	$249	$50	$—	$—	$299

For the year ended December 31, 2024

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits (loss) of associates and joint ventures accounted for using equity method	$(303)	$55	$277	$128	$157
Interest income	$29	$56	$58	$638	$781
Interest expenses	$199	$98	$8	$34	$339
Depreciation and amortization	$28,421	$9,943	$1,422	$739	$40,525
Reversal of impairment loss on investment properties	$—	$—	$—	$139	$139

For the year ended December 31, 2025

	Consumer Business	Enterprise Business	International Business	Others	Total
	NT$	NT$	NT$	NT$	NT$
	(In Millions)
Share of profits (loss) of associates and joint ventures accounted for using equity method	$(379)	$50	$295	$99	$65
Interest income	$26	$60	$53	$765	$904
Interest expenses	$220	$107	$8	$35	$370
Depreciation and amortization	$28,581	$10,393	$1,465	$722	$41,161
Impairment loss on property, plant and equipment	$90	$22	$—	$—	$112
Reversal of impairment loss on investment properties	$—	$—	$—	$28	$28

c.
Main products and service revenues

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Consumer Business
Mobile services	$55,138	$57,067	$58,919
Fixed-line services	42,574	42,872	43,078
Sales	36,816	37,231	38,503
Others	2,565	2,812	2,865
	137,093	139,982	143,365
Enterprise Business
Fixed-line services	33,967	33,757	33,589
ICT business	24,697	27,792	30,360
Mobile services	9,119	9,152	9,530
Others	5,222	4,637	3,757
	73,005	75,338	77,236
International Business
Fixed-line services	5,389	5,087	4,782
ICT business	2,841	4,016	4,106
Others	958	816	629
	9,188	9,919	9,517
Others
Sales	3,034	3,803	5,066
Others	879	926	930
	3,913	4,729	5,996
	$223,199	$229,968	$236,114
d.
Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2023	2024	2025
	NT$	NT$	NT$
	(In Millions)
Taiwan, ROC	$215,265	$220,398	$226,132
Overseas	7,934	9,570	9,982
	$223,199	$229,968	$236,114

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan, Thailand , Germany and Malaysia for $2,948 million and $2,578 million as of December 31, 2024 and 2025, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

e.
Major customers

As the years ended December 31, 2023, 2024 and 2025, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.